Form 20-F
period 2012-12-31
STRATASYS LTD.
filed 2013-03-07
CIK 1517396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report................................................

Commission file number: 001-35751

STRATASYS LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or Organization)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124

(Address of Principal Executive Offices)

Shane Glenn, Director of Investor Relations
Tel: (952) 294-3416
E-mail: shane.glenn@stratasys.com
7665 Commerce Way
Eden Prairie, Minnesota 55344
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value	NASDAQ Global Select Market
NIS 0.01 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
     38,372,462 Ordinary Shares, NIS 0.01 nominal value, at December 31, 2012.

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐     No ☒

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒     No ☐

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

EXPLANATORY NOTE

     This annual report on Form 20-F is being filed by the registrant, Stratasys Ltd., an Israeli company. We were incorporated in Israel on March 3, 1998, initially under the name Objet Geometries Ltd. and subsequently, from 2011, under the name Objet Ltd. On December 1, 2012, we completed a merger with Stratasys, Inc., a Delaware corporation, which we refer to as our merger or the merger. Pursuant to the merger, Stratasys, Inc. became our indirect, wholly-owned subsidiary and we changed our name to Stratasys Ltd., and each share of the common stock of Stratasys, Inc. issued and outstanding immediately prior to the effective time of the merger was canceled and automatically converted into the right to receive one of our ordinary shares. Also, as part of the merger, our ordinary shares were listed on the NASDAQ Global Select Market under the trading symbol “SSYS”, in place of the listing of Stratasys, Inc.’s common stock, which had also traded on The NASDAQ Global Select Market under that symbol.

     Although the merger was structured as a reverse merger of Stratasys, Inc. with and into an indirect, wholly owned subsidiary of Objet Ltd., Stratasys, Inc. was treated as the acquiring company in the merger for accounting purposes and the merger is being accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the historical financial statements of Stratasys, Inc. for periods up until the effective time of the merger on December 1, 2012 are the historical financial statements of the registrant, Stratasys Ltd. The consolidated financial statements of the registrant included in this annual report on Form 20-F include the operations of Stratasys Ltd. (formerly Objet Ltd.) only for the month of December 2012, because the merger was consummated on December 1, 2012.

     Notwithstanding the above, given the significance of the merger, we encourage you to review the separate historical financial statements of Objet Ltd. for information related to the historical results of operations and financial condition of Objet Ltd. Those separate financial statements were included in the proxy statement/prospectus in the registrant’s Registration Statement on Form F-4, initially filed by the registrant with the Securities and Exchange Commission on June 8, 2012.

     Unless otherwise indicated or the context otherwise requires, references to “Stratasys,” “our company,” “the Company,” “the combined company,” “the registrant,” “we,” “us,” and “our” refer to Stratasys Ltd. (formerly known as Objet Ltd.), and its consolidated subsidiaries. References to “Objet” generally refer to Objet Ltd. and its consolidated subsidiaries prior to the effective time of the merger on December 1, 2012, and sometimes also are used as references to our current, ongoing operations related to the historical Objet that continue following the merger. References to “Stratasys, Inc.” generally refer to Stratasys, Inc., a Delaware corporation, and its consolidated subsidiaries prior to the effective time of the merger, but sometimes (as the context requires) refer to our current, ongoing operations related to historical Stratasys, Inc. that continue following the merger. The historical financial information set forth in this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, reflects the consolidated results of operations and financial position of: (i) Stratasys, Inc. prior to the merger; and (ii) Stratasys Ltd. since the merger (on December 1, 2012).

     Other than in the separate historical financial statements of Objet Ltd. that we have referred to above (which do not appear in and are not incorporated by reference into this annual report), unless otherwise indicated herein, all numbers and prices related to ordinary shares and options of our company that predated the effectiveness of the merger have been adjusted to reflect the 1-for-8.691 reverse stock split that was effected with respect to all of Objet’s outstanding ordinary shares immediately prior to the effective time of the merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

     These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

     Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

     Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

  our ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger;

  the overall global economic environment;

  the impact of competition and new technologies;

  general market, political and economic conditions in the countries in which we operate;

  projected capital expenditures and liquidity;

  changes in our strategy;

  government regulations and approvals;

  changes in customers’ budgeting priorities;

  litigation and regulatory proceedings; and

  those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”, as well as in this annual report generally.

     Readers are urged to carefully review and consider the various disclosures made throughout this annual report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

     Any forward-looking statements in this annual report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF TRADE NAMES

     Unless the context otherwise indicates or requires, “Stratasys,” “Objet,” “Connex,” “Dimension” “Ecoworks,” “Eden,” “Fortus,” “FullCure,” “PolyJet,” “PolyJet Matrix,” “Redeye,” “Solidscape,” “Vero” and all product names and trade names used by us in this annual report are our trademarks and service marks, which may be registered in certain jurisdictions. Although we have omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved. Furthermore, the “Stratasys” and “Objet” design logos are our property. This annual report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

     In this annual report, unless the context otherwise requires:

  references to the “merger” or “our merger” refer to the merger consummated on December 1, 2012 whereby Stratasys, Inc., a Delaware corporation, merged with and into a wholly-owned Delaware subsidiary of Objet Ltd. (now known as Stratasys Ltd.), an Israeli company, with Stratasys, Inc. surviving the merger and becoming a wholly-owned subsidiary of Objet (which changed its name to Stratasys Ltd. at that time);

  references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of April 13, 2012, as amended, by and among Stratasys, Inc.; Objet Ltd.; Seurat Holdings Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Objet (“Holdco”); and Oaktree Merger Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Holdco, pursuant to which the merger was consummated;

  references to “ordinary shares”, “our shares” and similar expressions refer to the Company’s Ordinary Shares, nominal value NIS 0.01 per share;

  references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

  references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

  references to the “articles” or “amended articles” are to our Amended and Restated Articles of Association, which became effective upon the closing of the merger;

  references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

  references to the “Securities Act” are to the Securities Act of 1933, as amended;

  references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

  references to “NASDAQ” are to the Nasdaq Stock Market; and

  references to the “SEC” are to the United States Securities and Exchange Commission.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not Applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

     Stratasys, Inc. was treated as the acquiring company in the merger for accounting purposes and the merger was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the historical financial statements of Stratasys, Inc. prior to the effective time of the merger on December 1, 2012 became our historical financial statements. The consolidated financial statements included in this annual report include the operations of Stratasys Ltd. (formerly Objet Ltd.) for only one month (December 2012) because the merger was consummated on December 1, 2012. Therefore, the following selected consolidated financial data reflects the consolidated results of operations and financial position of Stratasys, Inc. as of and for the years ended December 31, 2011, 2010, 2009 and 2008. For 2012, the balance sheet data presented below reflects the financial position of Stratasys Ltd. as of December 31, 2012 and the consolidated statement of operations data reflect the results of operations of Stratasys, Inc. from January 1 through November 30, 2012, and the combined company from December 1 through December 31, 2012.

     The historical selected consolidated statement of operations data for the years 2012, 2011 and 2010, and the selected consolidated balance sheet data at December 31, 2012 and 2011, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statement of operations data for the years 2009 and 2008, and the selected consolidated balance sheet data at December 31, 2010, 2009 and 2008, have been derived from our previously reported audited consolidated financial statements (published by Stratasys, Inc.), which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements and accompanying notes and “Operating and Financial Review and Prospects” appearing in Item 5 of this annual report, and are qualified entirely by reference to such consolidated financial statements. Our historical results set forth herein are not necessarily indicative of our future results.

(in thousands, except per share data)	Year Ended December 31,
	2012	2011	2010	2009	2008
Statement of Operations Data:
Net sales	$215,244	$155,894	$117,844	$98,975	$124,495
Gross profit	109,911	82,404	56,086	46,384	66,412
Research and development expense	19,659	14,360	9,755	7,737	8,973
Selling, general and administrative expense	73,130	39,038	32,863	32,823	36,843
Operating income	17,122	29,006	13,468	5,824	20,596
Net income	8,823	20,626	9,370	4,116	13,615
Net income attributable to Stratasys Ltd.	8,491	20,626	9,370	4,116	13,615
Net income per basic share	0.39	0.98	0.46	0.20	0.66
Net income per basic share attributable to Stratasys Ltd.	0.37	0.98	0.46	0.20	0.66
Weighted average basic shares outstanding	22,812	21,133	20,579	20,236	20,676
Net income per diluted share	$0.37	$0.95	$0.44	$0.20	$0.65
Net income per diluted share attributable to Stratasys Ltd.	0.36	0.95	0.44	0.20	0.65
Weighted average diluted shares outstanding	23,776	21,653	21,130	20,268	21,079
Balance Sheet Data:
Working capital	$228,851	$64,086	$60,196	$82,838	$63,296
Total assets	1,731,513	221,770	178,460	153,137	147,743
Long term debt	---	---	---	---	---
Equity	$1,572,156	$183,311	$152,282	$129,583	$122,562

     In addition to the audited consolidated financial data presented above, we also present below unaudited pro forma combined statement of operations data for our company for each of the years ended December 31, 2012 and 2011 that give effect to the merger as if it had been completed on January 1, 2011. This data has been prepared consistent with SEC Regulation S-X, Article 11. For a more complete presentation of this data and an explanation of the underlying assumptions used in deriving it, please see the unaudited pro forma condensed combined statements of operations that are included in the “Operating Results” section of “Operating and Financial Review and Prospects” in Item 5 below.

(in thousands, except per share data)	Year Ended December 31,
	2012	2011
	Pro Forma (unaudited)
Statement of Operations Data*:
Net sales	$359,054	$276,990
Gross profit	163,923	113,039
Research and development expense	36,923	31,934
Selling, general and administrative expense	141,232	104,928
Operating loss	(14,232)	(23,823)
Net loss	(21,515)	(30,853)
Net loss attributable to Stratasys Ltd.	(21,577)	(30,853)
Net loss per basic share	(0.58)	(0.84)
Net loss per basic share attributable to Stratasys Ltd.	(0.58)	(0.84)
Weighted average basic shares outstanding	36,987	36,577
Net loss per diluted share	$(0.58)	$(0.84)
Net loss per diluted share attributable to Stratasys Ltd.	(0.58)	(0.84)
Weighted average diluted shares outstanding	36,987	36,577

____________________

*Because the audited balance sheet data (and our audited consolidated balance sheet appearing in our consolidated financial statements elsewhere in this annual report) as of December 31, 2012 already give effect to the merger, we are not providing pro forma balance sheet data as of December 31, 2011 or December 31, 2012.

B. Capitalization and Indebtedness.

     Not Applicable.

C. Reasons for the Offer and Use of Proceeds.

     Not Applicable.

D. Risk Factors.

     You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business, financial condition and results of operations could suffer and the price of our shares could decline.

Risks related to our business and financial condition

We may not be able to introduce new 3D printers, high-performance systems and consumables acceptable to the market or to improve the technology, software or consumables used in our current systems in response to changing technology and end-user needs.

     We derive most of our revenues from the sale of additive manufacturing systems and related consumables. The markets in which we operate are subject to rapid and substantial innovation and technological change. A variety of technologies compete against one another for market share, which is, in part, driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in these markets depends, in large part, on our success in enhancing our existing products and developing new additive manufacturing systems and new consumables. We believe that to remain competitive we must continuously enhance and expand the functionality and features of our products and technologies. However, there is a risk that we may not be able to:

  enhance those existing products and technologies;
  develop new products and technologies that address the increasingly sophisticated and varied needs of prospective end-users, particularly with respect to the physical properties of consumables;
  respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis;
  develop products that are cost-effective or that otherwise gain market acceptance; or
  adequately protect our intellectual property as we develop new products and technologies.

Even if we successfully enhance our existing systems or create new systems, it is likely that new systems and technologies that we develop will eventually supplant our existing systems or that our competitors will create systems that will replace our systems. As a result, any of our products may be rendered obsolete or uneconomical by our or others’ technological advances.

If we are not successful in integrating our constituent companies, the benefits of the merger will not be fully realized and the market price of our ordinary shares may be negatively affected.

     The merger has involved (and will continue to involve, in the near future) the integration of significant aspects of the operations of two companies that have previously operated independently with principal offices in two distinct locations and geographically diverse organizations. As a combined company we now have approximately 1,130 employees in a total of 17 facilities around the world. While we expect that the merger will result in benefits arising out of the integration of the constituent companies’ operations, due to legal restrictions, we conducted only limited integration planning prior to the merger. The ongoing difficulties of coordinating our operations include:

  coordinating geographically separate organizations, including two sets of corporate headquarters on two different continents;
  coordinating sales, distribution and marketing functions, including integration and management of the two companies’ sales channel;
  consolidating the financial reporting systems of the two constituent companies;
  management of a substantially larger organization, with an increased number of employees over large geographic distances; and
  addressing inconsistencies between the two companies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with suppliers, distributors, customers and employees.

     As a result of these and other factors, we may not successfully integrate the businesses of the merged companies in a timely manner, or at all. Furthermore, we may not realize the benefits and synergies of the merger to the extent, or in the timeframe, anticipated. It is also possible that such integration and coordination arrangements could lead to the loss of members of our senior executive team, diversion of the attention of management, or the disruption or interruption of, or the loss of momentum in, our ongoing business. Any of these possible outcomes could affect our ability to maintain our research and development, supply, distribution, marketing, customer and other relationships, any of which could adversely affect our business and financial results following the merger. The occurrence of such negative results could adversely affect the market price of our ordinary shares.

Our operating results and financial condition may fluctuate.

     The operating results and financial condition of our company may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the expectations of securities analysts or investors, the market price of our ordinary shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below and those identified throughout this “Risk Factors” section:

  the degree of market acceptance of our products;
  the mix of products that we sell during any period;
  long sales cycles;
  changes in the amount that that we spend to develop, acquire or license new products, consumables, technologies or businesses;
  changes in the amounts that we spend to promote our products and services;
  changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;
  delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;
  development of new competitive systems by others;
  changes in accounting rules and tax laws;
  the geographic distribution of our sales;
  our responses to price competition;
  general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;
  changes in interest rates that affect returns on our cash balances and short-term investments;
  changes in dollar-shekel and dollar-Euro exchange rates that affect the value of our net assets, revenues and expenditures from and/or relating to our activities carried out in those currencies;
  failure of a development partner to continue supporting certain product development efforts it is funding; and
  the level of research and development activities by our company.

     Due to all of the foregoing factors, and the other risks discussed in this annual report, you should not rely on quarter-to-quarter comparisons of our operating results as an indicator of our future performance.

Our operations, particularly in integrating the operations of our constituent companies, could suffer if we are unable to attract and retain key management or other key employees.

     Our success depends upon the continued service and performance of our senior management and other key personnel, especially during the integration phase of the two pre-merger businesses. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategy, especially during the initial period following the merger. The loss of the services of any members of our senior executive team could delay or prevent the successful implementation of our initial growth strategy, or our initial commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel in the additive fabrication industry, and there can be no assurance that we will be able to retain such personnel.

     Our growth and success, especially in the initial stages following the merger, will also depend on our ability to attract and retain additional highly qualified scientific, technical, sales, managerial and finance personnel. Our employees might experience uncertainty about their future roles with our company now that the merger has been consummated, which might adversely affect our ability to retain them. Each of our constituent companies experienced, and we expect to continue to experience, intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development and manufacturing operations, we may be unable to achieve the synergies expected from the merger or to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our Minnesota, New Hampshire or Israeli facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs.

If the market for our products and services does not grow as expected, our revenues may stagnate or decline.

     The marketplace for additive manufacturing is dominated by conventional methods that do not involve 3D printing technology. If the market does not broadly accept 3D printing as an alternative for prototype development and traditional manufacturing, or if it adopts 3D printing based on a technology other than the technologies we use, we may not be able to increase or sustain the aggregate level of sales of products and related materials and services that our two component companies enjoyed immediately prior to the merger, and our results of operations may be adversely affected as a result.

If our product mix shifts too far into lower margin products, our profitability could be reduced.

     Sales of certain of our existing products have higher margins than others. For instance, our high-end systems and related consumables yield a greater gross margin than our entry-level systems. Since we started shipping entry-level products, our sales of those products have grown and we expect them to continue to account for a growing percentage of the number of systems that we will sell following the merger. If our product mix shifts too far into lower margin products, and we are not able to sufficiently reduce the engineering, production and other costs associated with those products or substantially increase the sales of those products, our profitability could be reduced.

Declines in the prices of our products may adversely affect our financial results.

     Our business is subject to price competition. Such price competition may adversely affect our ability to maintain profitability, especially during periods of decreased demand. If our business is not able to offset price reductions resulting from these pressures by improved operating efficiencies and reduced expenditures, including as a result of the merger, those price reductions would adversely affect our operating results.

The market in which we participate is competitive. Our failure to compete successfully could cause our revenues and the demand for our products to decline.

     We compete for end-users with a wide variety of producers of systems that create models, prototypes, other 3D objects and end-use parts as well as producers of materials and services for these systems. Our principal competition currently consists of other manufacturers of systems for prototype development and customized manufacturing processes, including 3D Systems Corporation, CMET, EOS Optronics GmbH and EnvisionTEC GmbH. In addition, there is a risk that consolidation among companies in the 3D printing industry could accelerate, whether in the form of acquisitions by, or strategic partnerships or marketing partnerships with, companies that may have significantly greater resources than we have.

     Some of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in end-user demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive. In addition, if these competitors develop products with similar or superior functionality to our products at prices comparable to or lower than ours, we may need to decrease the prices of our products in order to remain competitive. We cannot assure you that we will be able to maintain or enhance our current competitive position or continue to compete successfully against current and future sources of competition.

To the extent other manufacturers are successful in developing and marketing consumables for use in our systems, our revenues and profits would likely be adversely affected.

     We sell substantially all of the consumables that our customers use in our systems. Furthermore, we attempt to protect against replication of our consumables through patents and trade secrets and provide that our warranties are valid only if customers use consumables that we certify. However, other manufacturers could increase their development of consumables that could be used successfully in our systems and could sell them to owners of our systems in place of our proprietary materials. To the extent that our end-users purchase consumables from third parties, we could experience reduced sales of our consumables and could be forced to reduce prices for our proprietary consumable materials, either of which would impair our overall revenues and profitability.

If our relationships with suppliers, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

     We purchase components and sub-assemblies for our systems and raw materials that are used in our consumables from third-party suppliers. While there are several potential suppliers of most of the components and sub-assemblies for our systems, and for most of the raw materials for our consumables, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Our reliance on a single or limited number of vendors involves a number of risks, including:

  potential shortages of some key components;
  product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;
  discontinuation of a product on which we rely;
  potential insolvency of these vendors; and
  reduced control over delivery schedules, manufacturing capabilities, quality and costs.

     In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems based on our internal forecasts and the availability of raw materials, assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component or raw material that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier for a particular component, material or compound, we could be required to modify our existing products to accommodate substitute components, material or compounds.

     In particular, we rely exclusively on a sole supplier, Ricoh Printing Systems America, Inc., or Ricoh, for the printer heads for our PolyJet 3D printers. Under the terms of our agreement with Ricoh, we purchase printer heads and associated electronic components, and receive a non-transferable, non-exclusive right to assemble, use and sell these purchased products under Ricoh’s patent rights and trade secrets. Due to the risk of a discontinuation of the supply of Ricoh printer heads and other key components of our products, we maintain excess inventory of those printer heads and other components. However, if our forecasts exceed actual orders, we may hold large inventories of slow-moving or unusable parts or raw materials, which could result in inventory write offs or write downs and have an adverse effect on our cash flow, profitability and results of operations. See “Item 4. Information on the Company—Business Overview— Sources and Availability of Raw Materials— Ricoh Agreement” for further discussion of this agreement.

A loss of, or reduction in revenues from, a significant number of our resellers and independent sales agents would impair our ability to sell our products and services and could reduce our revenues and adversely impact our operating results.

     We expect most of our sales of our products to be made through our network of resellers and independent sales agents. We rely heavily on these resellers and sales agents to sell those products to end-users in their respective geographic regions. Furthermore, we rely on resellers to service our products. These resellers and sales agents are generally not precluded from selling our competitors’ products in addition to ours. In addition, they may not be effective in selling our products or servicing our end-users. Further, if a significant number of these resellers and sales agents were to terminate their relationship with us or otherwise fail or refuse to sell our products, we may not be able to find replacements that are as qualified or as successful. If these resellers and independent sales agents do not perform as anticipated or if we are unable to find qualified and successful replacements, our sales will suffer, which would have a material adverse effect on our revenues and operating results. Additionally, a default by one or more resellers that have a significant receivables balance could have an adverse financial impact on our financial results.

Our business model is predicated in part on building an end-user base that will generate a recurring stream of revenues through the sale of our consumables. If that recurring stream of revenues does not develop as expected, or if our business model changes as the industry evolves, our operating results may be adversely affected.

     Our business model is dependent in part on our ability to maintain and increase sales of our proprietary consumables as they generate recurring revenues. Existing and future end-users of our systems may not purchase consumables at the same rate at which end-users currently purchase those consumables. In addition, our entry-level systems may use a lower volume of consumables relative to our higher end systems. If our current and future end-users purchase a lower volume of consumables, or if our entry level systems represent an increasing percentage of our installed base and use less consumables that our current installed base, our recurring revenue stream would be reduced, and our operating results would be adversely affected.

Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

     All assembly and testing of our PolyJet systems take place at our Rehovot, Israel facility and all production of our resin consumables takes place at our Kiryat Gat, Israel facility. We perform the final assembly and testing of our FDM systems and manufacture filament for them at our facilities in Eden Prairie, Minnesota. Our Solidscape subsidiary manufactures its 3D printers at a single facility in Merrimack, New Hampshire. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply 3D printers, other systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

If goodwill or other intangible assets that we have recorded become impaired, we could have to take significant charges against earnings.

     In connection with the accounting for the merger, we recorded a significant amount of goodwill $797.1 million and other intangible assets $490.2 million, reflecting the preliminary estimated fair value of the intangibles of Objet Ltd., consisting primarily of its developed technology, customer relationships, in-process research and development, and trade name). In addition, as of December 31, 2012, the book value of all other goodwill and other intangible assets was approximately $49.6 million. Under U.S. GAAP, we must assess, at least annually and potentially more frequently, whether the value of goodwill and other indefinite-lived intangible assets has been impaired. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Such impairment may result from one of a number of possible causes, including invalidation of acquired patents, trademarks or other intellectual property or the impairment of other intangible assets due to litigation, obsolescence, competitive factors, lower than expected revenue and operating results or other reasons. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect our results of operations and shareholders’ equity in future periods.

Global economic, political and social conditions have adversely impacted sales of our constituent companies, and may once again affect us in the future.

     The uncertain direction and relative strength of the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products and services. The prospects for economic growth in the United States and other countries remain uncertain, and may cause end-users to further delay or reduce technology purchases. In particular, a substantial portion of our sales are made to customers in countries in Europe, which have been and may continue to be affected by a significant economic crisis. These and other macroeconomic factors had an adverse impact on the sales of our products and services in late 2008, 2009 and, to a lesser degree, 2010, leading to reduced revenues from sales in 2009 relative to 2008, and longer sales cycles. While our component companies saw an improvement in revenues from sales of their systems and consumables in 2010 and 2011, there can be no assurance that such improvement is sustainable particularly if global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions. The global financial crisis affecting the banking system and financial markets has resulted in a tightening of credit markets, lower levels of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. These conditions may make it more difficult for our end-users to obtain financing.

     We face risks that may arise from financial difficulties experienced by our end-users, suppliers and distributors, which may be exacerbated by continued weakness in the global economy, including:

  reduced end-user demand for products and reduced manufacturing activity levels;
  distributors and end-users may be unable to obtain credit financing to finance purchases of 3D printers, 3D production systems, consumables or other products;
  suppliers may be unable to obtain credit financing to finance purchases of sub-assemblies used to build components of products or purchases of raw materials to produce consumables;
  end-users or distributors may face financial difficulties or may become insolvent, which could lead to our inability to obtain payment for our products; and
  key suppliers of raw materials, finished products or components used in our products and consumables may face financial difficulties or may become insolvent, which could lead to disruption in the supply of systems, consumables or spare parts to our end-users.

Our existing and planned international operations currently expose us and will continue to expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

     We expect to derive a substantial percentage of our sales from international markets. On a pro forma basis, in 2012 and 2011, we derived 49% and 51%, respectively, of our combined sales from countries outside of the United States. Accordingly, we face significant operational risks from doing business internationally, including:

  fluctuations in foreign currency exchange rates;
  potentially longer sales and payment cycles;
  potentially greater difficulties in collecting accounts receivable;
  potentially adverse tax consequences;
  reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;
  difficulties in staffing and managing foreign operations;
  laws and business practices favoring local competition;
  costs and difficulties of customizing products for foreign countries;
  compliance with a wide variety of complex foreign laws, treaties and regulations;
  tariffs, trade barriers and other regulatory or contractual limitations on their ability to sell or develop their products in certain foreign markets; and
  being subject to the laws, regulations and the court systems of many jurisdictions.

     Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results.

As part of our growth strategy, we may acquire or make investments in other businesses, patents, technologies, products or services, and our failure to do so successfully may adversely affect our competitive position, liquidity, financial results, stock price or shareholder value.

     As part of our growth strategy, we expect to evaluate acquisitions or investments to expand our suite of products and services. Furthermore, even if we are able to identify a suitable acquisition or investment, we may not be able to consummate any such transaction if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost. Our growth could be hampered if we are unable to identify suitable acquisitions and investments or agree on the terms of any such acquisition or investment.

Our acquisition transactions may not succeed in generating the intended benefits and may, therefore, adversely affect shareholder value or our financial results.

     In order to complete an acquisition, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, take on new debt, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our balance sheet, results of operations or liquidity. We will also be required to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. We will also be required to record any post-closing goodwill or other long-lived asset impairment charges in the period in which they occur, which could result in a significant charge to our earnings in that period.

     Furthermore, even if an acquisition or investment is successfully financed and consummated, the integration of a new business or technology into our business may result in unforeseen difficulties and expenditures, including:

  difficulty transitioning customers and other business relationships to our company;
  problems unifying management following a transaction;
  the loss of key employees from our existing or acquired businesses;
  intensified competition from other companies seeking to expand sales and market share during the integration period;
  diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses or new product or service lines; and
  difficulties in coordinating geographically disparate organizations and corporate cultures and integrating management personnel with different business backgrounds.

     These potential negative effects of an acquisition transaction could prevent us from realizing the benefits of such a transaction. In that event, our competitive position, revenues, revenue growth, results of operations and liquidity could be adversely affected, which could, in turn, adversely affect our share price and shareholder value.

Defects in new products or in enhancements to our existing products give rise to product returns or warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

     Our systems may contain undetected defects or errors when first introduced or as enhancements are released that, despite testing, are not discovered until after a product has been used. This could result in delayed market acceptance of those products, claims from distributors, end-users or others, increased end-user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims that could lead to significant expenses as we need to compensate affected end-users for costs incurred related to product quality issues.

We may be subject to product liability claims in respect of our products, which could result in material expenses, diversion of management time and attention, and damage to our reputation.

     The sale and support of our products entail the risk of product liability claims. This risk may be heightened when we sell products into certain markets, such as the medical and dental markets. In addition, certain hazardous chemicals used in the manufacture of certain of our products may expose us to a heightened risk of product liability claims. Specifically, those hazardous chemicals fall within three different categories (with several of the chemicals falling within multiple categories): irritants, harmful chemicals and chemicals dangerous for the environment.

     Any product liability claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain existing end-users or to attract new end-users. Although we maintain product liability insurance, such insurance is subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims, or we may elect to self-insure with respect to certain matters. Costs or payments made in connection with warranty and product liability claims and product recalls could materially affect our financial condition and results of operations.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

     We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

     We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that our affiliated entities or our and our affiliates’ respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act of 2010, as well as trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

We own a number of our manufacturing and office facilities, which may limit our ability to move those operations. If we were to move some or all of those operations, we could incur unforeseen charges.

     We own buildings in Eden Prairie, Minnesota, which we use to conduct our FDM manufacturing and assembly operations, as well as our manufacturing facility in Kiryat Gat, Israel. Ownership of these buildings and facilities may adversely affect our ability to move some or all of those operations to other locations that may be more favorable. If we were to move any of those operations to other locations, we may have difficulty selling or leasing the property that we vacate. This could result in an impairment charge, which could have a material adverse effect on our results of operations in one or more periods.

If we do not generate sufficient future taxable income, we may be required to recognize deferred tax asset valuation allowances.

     The value of our deferred tax assets depends, in part, on our ability to use them to offset taxable income in future years. If we are unable to generate sufficient future taxable income in the U.S. and certain other jurisdictions, or if there are significant changes in tax laws or the tax rates or the period within which the underlying temporary differences become taxable or deductible, we could be required to record valuation allowances against our deferred tax assets. Such allowances would result in an increase in our effective tax rate and have a negative impact on our operating results. If our estimated future taxable income is increased, the valuation allowances for deferred tax assets may be reduced. These changes may also contribute to the volatility of our consolidated financial results.

Default in payment by one or more resellers or customers that have large account receivable balances could adversely impact our results of operations and financial condition.

     From time to time, our accounts receivable balances have been concentrated with certain resellers or customers. Default by one or more of these resellers or customers could result in a significant charge against our current reported earnings. We have reviewed our policies that govern credit and collections, and will continue to monitor them in light of current payment status and economic conditions. However, there can be no assurance that our efforts to identify potential credit risks will be successful. Our inability to timely identify resellers and customers that are credit risks could result in defaults at a time when such resellers or customers have high accounts receivable balances with us. Any such default would result in a significant charge against our earnings and adversely affect our results of operations and financial condition.

We are subject to extensive environmental, health and safety laws and regulations that could have a material adverse effect on our business, financial condition and results of operations.

     Our operations use chemicals and produce waste materials. We are subject to extensive environmental, health and safety laws and regulations in multiple jurisdictions governing, among other things, the use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, chemicals, air, water and ground contamination, air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and waste materials. Under these laws and regulations, we could also be subject to liability for improper disposal of chemicals and waste materials resulting from the use of our 3D printers and accompanying materials by end-users. These laws and regulations could potentially require the expenditure of significant amounts for compliance and/or remediation. If our operations fail to comply with those laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances that we use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. We may be identified as a potentially responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental laws due to the import and export of our products, which could subject us to compliance costs and/or potential liability in the event of non-compliance.

     The export of our products internationally from our production facilities subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as the United States Toxic Substances Control Act, or TSCA, and the Registration, Evaluation, Authorization and Restriction of Chemical Substances, or REACH. These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our 3D printers and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

We are currently subject to a number of lawsuits. These and any future lawsuits to which we become subject may have a material adverse impact on our capitalization, business and results of operations.

     We are currently party to three actions by former employees seeking the issuance of options of Objet (which, following the merger, would be exercisable for our ordinary shares). The most significant of these actions relates to a demand by a former employee, based on an alleged undertaking Objet had made, that Objet issue him an option that would allow him to maintain an equity interest of 1.45% in Objet and reimburse salary reductions he had suffered. This plaintiff has further demanded compensation on account of alleged wrongful termination. This action is currently ongoing and is being litigated in an Israeli labor court.

     We were furthermore notified, in March 2013, of two lawsuits purportedly filed in an Israeli district court against us by four current or former minority shareholders and former directors of our company. The lawsuits purportedly demand that we amend the capitalization table of our company such that certain shares previously issued to Objet shareholders named as defendants would be recognized as being owned by the plaintiffs, with a consequent reduction of the share ownership of the named defendants. The lawsuits also name as defendants certain of our directors, officers and shareholders who previously held those positions at Objet.

     In connection with the merger, Stratasys, Inc. was named as a defendant in three purported class action complaints, filed in Minnesota, Delaware and Minnesota, respectively, in which it was alleged that the Stratasys, Inc. directors breached their fiduciary duties owed to Stratasys, Inc. stockholders, and that Stratasys, Inc., as well as Holdco and Merger Sub, also as named defendants, knowingly aided and abetted those breaches. Objet was also named as a defendant in one such action. The complaints sought, among other things, certification of the cases as class actions, an injunction against the consummation of the transaction, a judgment against the defendants for damages, and an award of fees, expenses and costs to plaintiffs and their attorneys. One of the actions has subsequently been voluntarily withdrawn. We and the other defendants have entered into a memorandum of understanding, or MOU, in which the plaintiffs in the other two actions agreed in principle to release and settle all claims against us in connection with the merger agreement. However, if the conditions set forth in the MOU are not satisfied or the courts fail to approve the settlement, the litigation will proceed, in which case we intend to continue to vigorously defend these actions.

     We can provide no assurance as to the outcome of these or any future matters or actions, and any such matters or actions may result in judgments against us for significant damages and/or the issuance of options to acquire shares of our capital stock, the exercise of which would result in dilution to our shareholders. Resolution of these matters can be prolonged and costly, and the ultimate results or judgments are uncertain due to the inherent uncertainty in litigation and other proceedings. Moreover, our potential liabilities are subject to change over time due to new developments, changes in settlement strategy or the impact of evidentiary requirements. Regardless of the outcome, litigation has resulted in the past, and may result in the future, in significant legal expenses and require significant attention and resources of management. As a result, current and any future litigation could result in losses, damages and expenses that have a material adverse effect on our business.

We rely on our management information systems for inventory management, distribution, and other key functions. If our information systems fail to adequately perform these functions, or if we experience an interruption in their operation, our business and operating results could be adversely affected.

     The efficient operation of our business is dependent on our management information systems. We rely on our management information systems to, among other things, effectively manage our accounting and financial functions, including maintaining our internal controls; to manage our manufacturing and supply chain processes; and to maintain our research and development data. The failure of our management information systems to perform properly could disrupt our business and product development, which may result in decreased sales, increased overhead costs, excess or obsolete inventory, and product shortages, causing our business and operating results to suffer. Although we take steps to secure our management information systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, the security measures we have implemented may not be effective and our systems may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, natural or man-made disasters, cyber attacks, computer viruses, power loss, or other disruptive events. Our reputation, brand, and financial condition could be adversely affected if, as a result of a significant cyber event or otherwise, our operations are disrupted or shutdown; our confidential, proprietary information is stolen or disclosed; we incur costs or are required to pay fines in connection with stolen customer, employee, or other confidential information; we must dedicate significant resources to system repairs or increase cyber security protection; or we otherwise incur significant litigation or other costs.

Compliance with disclosure rules regarding “conflict minerals” may require us to incur expenses or modify our products or operations and may also adversely affect the demand for some of our products and our operating results.

     As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act, in August 2012 the SEC promulgated final rules regarding disclosure of the use of certain minerals, known as “conflict minerals,” which are mined from the Democratic Republic of the Congo and adjoining countries, as well as procedures regarding a manufacturer’s efforts to prevent the sourcing of such minerals and metals produced from those minerals. These conflict minerals are commonly referred to as “3TG” and include tin, tantalum, tungsten, and gold. The new rules will require us to engage in due diligence efforts for the 2013 calendar year, with initial disclosures required no later than May 31, 2014, and subsequent disclosures required no later than May 31 of each following year. We expect that we will incur additional costs and expenses, which may be significant, in order to comply with these rules, including for (i) due diligence to determine whether conflict minerals are necessary to the functionality or production of any of our products and, if so, verify the sources of such conflict minerals; and (ii) any changes that we may desire to make to our products, processes, or sources of supply as a result of such diligence and verification activities. Since our supply chain is complex, ultimately we may not be able to sufficiently verify the origins for any conflict minerals and metals used in our products through the due diligence procedures that we implement, which may adversely affect our reputation with our customers, shareholders, and other stakeholders. In such event, we may also face difficulties in satisfying customers who require that all of our products are certified as conflict mineral free. If we are not able to meet such requirements, customers may choose not to purchase our products, which could adversely affect our sales and the value of portions of our inventory. Further, there may be only a limited number of suppliers offering conflict free minerals and, as a result, we cannot be sure that we will be able to obtain metals, if necessary, from such suppliers in sufficient quantities or at competitive prices. Any one or a combination of these various factors could harm our business, reduce market demand for our products, and adversely affect our profit margins, net sales, and overall financial results.

Risks related to an investment in our ordinary shares

If certain of our shareholders sell a substantial number of our ordinary shares, the market price of our ordinary shares could decline.

     We have entered into a Registration Rights and Lock-Up Agreement with shareholders who held more than 90% of our issued and outstanding ordinary shares prior to the merger, and these shares now constitute approximately -38. 7% of our issued and outstanding shares as of February 15, 2013. The Registration Rights and Lock-Up Agreement provides, other than with respect to 7.5% of the ordinary shares owned by these shareholders as of December 1, 2012, that these shareholders will not sell or otherwise transfer their ordinary shares until after June 1, 2013, six months after the closing of the merger. It also requires us, at the request of the holders of 35% of the then-outstanding registrable securities under that agreement and subject to certain limitations, to register for resale and to list on NASDAQ ordinary shares that they seek to include in the registration. If the shareholders who are party to the Registration Rights and Lock-Up Agreement sell significant amounts of our ordinary shares soon after June 1, 2013, or demand registration of their shares, the market price of our ordinary shares could decline. The existence of these registration rights as well as any sales thereunder may also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through equity offerings.

The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.

The market price of our ordinary shares since the merger, and the market price of the common stock of our Stratasys, Inc. subsidiary prior to the merger, have been subject to substantial fluctuation. During 2011, the common stock of Stratasys, Inc. traded at prices ranging between $18.00 and $55.43, and, during 2012, at prices ranging between $29.74 and $41.75 (up until the announcement of the merger on April 16) and between $41.64 and $79.25 (from the announcement of the merger on April 16 until the closing of the merger on December 1). Following the merger, our ordinary shares have traded at prices ranging from $65.62 to $92.30 (through February 15, 2013). It is likely that the price of our ordinary shares will continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including:

  whether we achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;
  whether the effect of the merger on our business and prospects is consistent with the expectations of financial or industry analysts;
  variations in our and our competitors’ results of operations and financial condition;
  market acceptance of our products;
  the mix of products that we sell, and related services that we provide, during any period;
  changes in earnings estimates or recommendations by securities analysts;
  development of new competitive systems and services by others;
  our announcements of technological innovations or new products;
  delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;
  developments concerning intellectual property rights;
  changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;
  changes in our expenditures to promote our products and services;
  changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;
  success or failure of research and development projects of the combined company or its competitors;
  the general tendency towards volatility in the market prices of shares of technology companies; and
  general market conditions and other factors, including factors unrelated to our operating performance.

     These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses being incurred by our shareholders.

     Market prices for securities of technology companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation. Such securities litigation could result in substantial costs and divert the resources and attention of our management from our business.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of the ordinary shares could decline.

     The trading market for our ordinary shares relies in part on the research and reports that equity research analysts publish about our company and its business. We do not have control over these analysts and do not have commitments from them to write research reports about us. The price of our ordinary shares could decline if one or more equity research analysts downgrades the ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about our company or our business.

Our initial board of directors is serving for an initial term of two years, and during that period shareholders will be able to remove any director, elect directors or otherwise change the composition of the board of directors only under very limited circumstances.

     Under our amended and restated articles of association, or the amended articles, which govern the rights of our shareholders, our board of directors is separated into two classes until December 1, 2014, the second anniversary of the merger. Such two-year period is referred to as the initial term. Four class A directors, including one external director, have been appointed by the former Objet Ltd. board, and four class B directors have been appointed by the former Stratasys, Inc. board. A ninth director, who is also a class B director and an external director, has been appointed by the former Stratasys, Inc. board, subject to the approval of the former Objet Ltd. board. All class A directors and class B directors will serve as directors during the entire initial term, except for external directors who will serve for terms of three years. Accordingly, during the initial term, we will not hold an annual general meeting of shareholders for the purpose of electing directors.

     During the initial term, a director may be removed only either for cause by the unanimous vote of the other directors of his or her class, or under certain other limited circumstances under the Companies Law. The provision of the amended articles establishing the classified board of directors during the initial term can be amended only by the unanimous vote of the directors and the approval of 75% of the voting power of our shareholders. Furthermore, the provision of the amended articles regarding removal of directors may be amended only upon the approval of 75% of the voting power of our shareholders. Accordingly, it is unlikely that holders of our ordinary shares will be able to remove any directors, elect any directors (except for the ratification of external director appointments) or otherwise change the composition of our board of directors during the initial term, even if such holders possess a majority of the voting power of our shareholders.

Certain significant shareholders of our company may exert a degree of control in a manner that conflicts with the interests of other shareholders.

     Current significant holders of ordinary shares may have interests that are different than or adverse to our other shareholders. Based on public filings with the SEC, we believe that our three largest shareholders (after disregarding shareholders whose beneficial ownership covers the same shares beneficially owned by other shareholders owning a higher percentage), hold approximately 12.59%, 7.77% and 7.11% of our issued and outstanding ordinary shares. Based on their share ownership and the simple majority vote of shares present in person or by proxy that is sufficient for the approval of most actions at any shareholder meeting, those shareholders may be able to exercise a certain degree of control over certain matters requiring shareholder approval. Those matters include the election of directors (following the expiration of the initial two-year term of the initial directors following the merger), amendment of our articles of association and approval of significant corporate transactions, subject to rules requiring the approval of a special majority among non-interested shareholders in certain situations. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult without the support of those significant shareholders, including transactions in which a non-significant shareholder might otherwise receive a premium for its shares over the then-current market price.

Raising additional capital by issuing securities may cause dilution to our shareholders.

     We may need or desire to raise substantial capital in the future. Our future capital requirements will depend on many factors, including, among others:

  our degree of success in capturing a larger portion of the additive manufacturing market;
  the costs of establishing or acquiring sales, marketing and distribution capabilities for our products;
  the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;
  the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and
  the costs of financing unanticipated working capital requirements and responding to competitive pressures.

     If we raise funds by issuing equity or convertible debt securities, it will reduce the percentage ownership of our then-existing shareholders, and the holders of such new securities may have rights, preferences or privileges senior to those possessed by our then-existing shareholders.

We do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our shareholders may not recognize a return, and could potentially suffer a loss, on their investment in our ordinary shares.

     We intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be investors’ sole source of a return on their investment for the foreseeable future.

Even if we decide to pay dividends on our ordinary shares, we may be restricted from doing so or payment of such dividends may have adverse consequences for our company.

     Under the Companies Law, dividends may only be paid out of our profits and other surplus funds (as defined in the Companies Law) as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event that we do not meet the profit and surplus funds criteria, we can seek the approval of an Israeli court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Due to the acquisition method of accounting utilized for the merger under U.S. GAAP, pursuant to which we were deemed to have acquired Objet’s assets, we will incur significant annual amounts of depreciation and amortization expense in respect of those assets (see Note 2 to our consolidated financial statements included elsewhere in this annual report for more information on the method of accounting for the merger). These significant annual expenses under U.S. GAAP might reduce or eliminate our profits and surplus funds as determined under the Companies Law, and, hence, may restrict our ability to pay dividends (absent court approval).

     In general, the payment of dividends may also be subject to Israeli withholding taxes. In addition, because we receive certain benefits under the Israeli law relating to Approved Enterprises, our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes to which we would not otherwise be subject. See “Risks related to our operations in Israel—The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.”

We are initially a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company, which will reduce the level and amount of disclosure that you receive.

     As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Accordingly, you receive less information about our company than you would receive about a domestic U.S. company, and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.

     As a foreign private issuer, we are also permitted, and have begun, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. We have informed NASDAQ that we follow home country practice in Israel with regard to, among other things, composition of our board of directors (whereby a majority of the members of our board of directors need not be “independent directors,” as is generally required for domestic U.S. issuers), director nomination procedure and approval of compensation of officers. In addition, we have opted to follow home country law instead of the Listing Rules of the NASDAQ Stock Market that require that a listed company obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the NASDAQ Global Select Market may provide our shareholders with less protection than they would have as stockholders of a domestic U.S. company.

     Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 28, 2013 (the last business day of our second fiscal quarter of 2013). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2014, we would then be required to file periodic reports and financial statements as if we were a company incorporated in the U.S. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as they apply to a foreign private issuer that is listed on a United States exchange for the first time, or if our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

     We are subject to the requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, which requires a company that is subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute, we are required to document and test our internal control procedures, and beginning with the filing of our 2013 annual report in 2014, our management will be required to assess and issue a report concerning our internal controls over financial reporting. In addition, we expect that our independent registered public accounting firm will be required to issue an opinion on management’s assessment of those matters pursuant to Section 404 and that these matters will first be tested in connection with the filing of our annual report to be filed with the SEC for the year ending December 31, 2013.

     We need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our management’s report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, as our business continues to grow internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure that they remain effective overall. Over the course of testing our internal controls, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or if following the loss of our status as an “emerging growth company,” our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

If we are classified as a passive foreign investment company, or PFIC, our U.S. shareholders may suffer adverse tax consequences.

     Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the value of our assets are held for the production of, or produce, passive income, we may be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rental and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. This characterization could result in adverse U.S. tax consequences to our shareholders who are U.S. taxpayers, including having gain realized on the sale of our ordinary shares being treated as ordinary income rather than capital gain income, and could result in punitive interest charges being applied to such sales proceeds. Rules similar to those applicable to dispositions apply to amounts treated as “excess distributions.”

     Although we do not believe that we were a PFIC in 2012, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2013 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information – Taxation - U.S. Federal Income Tax Considerations - Tax Consequences if We Are a Passive Foreign Investment Company.”

Risks related to our intellectual property

If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

     We rely on a combination of patent and trademark laws in the United States and other countries, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, end-users and others to maintain our competitive position. In particular, our success depends, in part, on our ability, and the ability of our licensors, to obtain patent protection for our and their products, technologies and inventions, maintain the confidentiality of our and their trade secrets and know-how, operate without infringing upon the proprietary rights of others and prevent others from infringing upon our and their proprietary rights.

     Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies, inventions, processes or improvements. We cannot assure you that any of our existing or future patents or other intellectual property rights will not be challenged, invalidated or circumvented, or will otherwise provide us with meaningful protection. Our pending patent applications may not be granted, and we may not be able to obtain foreign patents or pending applications corresponding to our U.S. patents. The laws of certain countries, such as China, do not provide the same level of patent protection as in the United States, so even if we assert our patents or obtain additional patents in China or elsewhere outside of the United States, effective enforcement of such patents may not be available. If our patents do not adequately protect our technology, our competitors may be able to offer additive manufacturing systems, consumables or other products similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents, and we may not be able to detect the unauthorized use of our proprietary technology or take appropriate steps to prevent such use. Any of the foregoing events would lead to increased competition and lower revenues or gross margins, which could adversely affect our operating results.

As our patents expire, additional competitors using our technology could enter the market, which could require us to reduce our prices for our products and result in a reduction of our market share. Competitors’ introduction of lower quality products using our technology could also negatively affect the reputation and image of our products in the marketplace.

     Some of our patents have expired and others will expire in coming years. Upon expiration of those patents, our competitors may introduce products using the technology previously protected by the expired patents, which products may have lower prices than those of our products. To compete, we may need to reduce our prices for those products, which would adversely affect our revenues, margins and profitability. Additionally, the expiration of our patents could reduce barriers to entry into additive fabrication systems, which could result in the reduction of our sales and earnings potential. If competitors using technology previously protected by our expired patents were to introduce products of inferior quality, our potential customers may view our products negatively, which would have an adverse effect on our image and reputation and on our ability to compete with systems using other additive fabrication technologies.

We may be subject to alleged patent infringement claims.

     Our products and technology, including the technology that we license from others, may infringe the intellectual property rights of third parties. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and we cannot be certain that we were the first to conceive inventions covered by our patents or patent applications or that we were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent holders may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms. In addition, we may be subject to intellectual property infringement claims from individuals, vendors and other companies, including those that have acquired patents in the fields of 3D printing or consumable production for the sole purpose of asserting claims against us. Any claims that our products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims could cause us to incur significant costs in responding to, defending and resolving such claims, and may prohibit or otherwise impair our ability to commercialize new or existing products. Any infringement by us or our licensors of the intellectual property rights of third parties may have a material adverse effect on our business, financial condition and results of operations.

     Third-party claims of intellectual property infringement successfully asserted against us may require us to redesign infringing technology or enter into costly settlement or license agreements on terms that are unfavorable to us, prevent us from manufacturing or licensing certain of our products, subject us to injunctions restricting our sale of products and use of infringing technology, cause severe disruptions to our operations or the markets in which we compete, impose costly damage awards or require indemnification of our distributors and end-users. In addition, as a consequence of such claims, we may incur significant costs in acquiring the necessary third-party intellectual property rights for use in our products or developing non-infringing substitute technology. Any of the foregoing developments could seriously harm our business.

We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings.

     In connection with the enforcement of our intellectual property rights, the acquisition of third-party intellectual property rights or disputes related to the validity or alleged infringement of third-party intellectual property rights, including patent rights, we have been and may in the future be subject or party to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel, and by increasing our costs of doing business. We may not prevail in any such dispute or litigation, and an adverse decision in any legal action involving intellectual property rights, including any such action commenced by us, could limit the scope of our intellectual property rights and the value of the related technology. For example, in 2005 in settlement of prior patent litigation, Objet entered into a cross-licensing arrangement with 3D Systems Corporation, under which each party licensed certain patents of the other party, and Objet incurred royalty payment obligations (which have been paid in full based on Objet’s net sales of printing equipment covered by the patents that it in-licensed).

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us, in particular in developing consumables that could be used with our printing systems in place of our proprietary consumables.

     We have devoted substantial resources to the development of our technology, trade secrets, know-how and other unregistered proprietary rights. While we enter into confidentiality and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated. Such agreements may be breached and confidential information may be willfully or unintentionally disclosed, or our competitors or other parties may learn of the information in some other way. The disclosure to, or independent development by, a competitor of any of our trade secrets, know-how or other technology not protected by a patent could materially reduce or eliminate any competitive advantage that we may have over such competitor.

     This concern could manifest itself in particular with respect to our proprietary consumables that are used with our 3D printers and other systems. Portions of our proprietary consumables may not be afforded patent protection. Chemical companies or other producers of raw materials used in our consumables may be able to develop consumables that are compatible to a large extent with our systems, whether independently or in contravention of our trade secret rights and related proprietary and contractual rights. If such consumables are made available to owners of our 3D printers or other systems, and are purchased in place of our proprietary consumables, our revenues and profitability would be reduced and we could be forced to reduce prices for our proprietary consumables.

Risks related to operations in Israel

Our Israeli headquarters, manufacturing and other significant operations may be adversely affected by political, economic and military instability in Israel.

     One of our dual corporate headquarters, as well as all of our Objet-related manufacturing and research and development facilities, and some of our suppliers, are located in central and southern Israel. In addition, many of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the winter of 2008-2009 and again in November 2012, Israel was engaged in armed conflict with Hamas, a militia group and political party that controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas where some of our manufacturing facilities are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, parties with whom we have agreements involving performance in Israel may claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the political or security situation in Israel.

     Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by our Israeli operations could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

The rights of holders of our ordinary shares differ from those associated with stock of a U.S. company such as the common stock of Stratasys, Inc. prior to the merger.

     We are organized under Israeli law, and the rights of our shareholders are governed by our articles of association, which provide for rights that are different from those of the holders of common stock of corporations organized in the State of Delaware. The rights conferred on shareholders of companies organized under the laws of these jurisdictions differ in important ways. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the corporation. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

     Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

     Our amended and restated articles of association impose an additional barrier towards a merger or acquisition of our company, as they provide that our directors (other than external directors) are not subject to election for the first two years following the merger (i.e., not until our first annual general shareholder meeting following December 1, 2014), such that a potential acquiror cannot replace our board of directors at an annual general shareholder meeting until that time). This could prevent a potential acquiror from receiving board approval for an acquisition proposal that our board opposes.

     Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions.

     Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

     These and other similar provisions could delay, prevent or impede an acquisition of our company or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

     Many of our male employees in Israel, including members of our senior management, are obligated to perform one month, and in some cases longer periods, of annual military reserve duty until they reach the age of 45 (or older, for citizens who hold certain positions in the Israeli armed forces reserves), and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and some of our Israeli employees have been called up in connection with armed conflicts. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of Israeli employees or of one or more of our key Israeli employees. Such disruption could materially adversely affect our business and operations.

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel, the Euro and other non-U.S. currencies may negatively affect the earnings of our operations.

     We report our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the manufacturing, research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the New Israeli Shekel against the U.S. dollar. The Israeli rate of inflation amounted to 1.6%, 2.2% and 2.7% for the years ended December 31, 2012, 2011 and 2010, respectively. If the U.S. dollar cost of our operations in Israel increases, the dollar-measured results of those operations will be adversely affected. Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. The appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to 2.1%, (7.7)% and 6.0% for the years ended December 31, 2012, 2011 and 2010, respectively.

     We also have substantial revenues and expenses that are denominated in currencies other than the New Israeli Shekel, particularly the Euro and the Japanese yen. Therefore, our operating results and cash flows are also subject to fluctuations due to changes in the relative values of the U.S. dollar and those foreign currencies. These fluctuations could negatively affect our operating results and could cause our revenues and net income or loss to vary from quarter to quarter. Furthermore, to the extent that our revenues increase in regions such as Asia Pacific, where our sales are denominated in U.S. dollars, a strengthening of the dollar against other currencies could make our products less competitive in those foreign markets and collection of receivables more difficult.

     From time to time we engage in currency hedging activities. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel or from fluctuations in the relative values of the U.S. dollar and other foreign currencies in which we transact business, and may result in a financial loss, such as Objet experienced in 2011. For further information, please see “Item 5. Operating and Financial Review and Prospects” below in this annual report.

Estimating our income tax rate is complex and subject to uncertainty. Our estimates are furthermore based on the assumption that we will continue to receive Israeli government tax benefits in respect of our Israeli operations. If we do not meet several conditions for receipt of those benefits, they may be terminated or reduced in the future, which would impact our income tax rate and increase our costs.

     The computation of income tax expense (benefit) is complex because it is based on the laws of numerous taxing jurisdictions and requires significant judgment on the application of complicated rules governing accounting for tax provisions under U.S. GAAP. Income tax expense (benefit) for interim quarters is based on a forecast of our global tax rate for the year, which includes forward looking financial projections. Such financial projections are based on numerous assumptions, including the expectations of profit and loss by jurisdiction. It is difficult to accurately forecast various items that make up the projections, and such items may be treated as discrete accounting. Examples of items that could cause variability in our income tax rate include our mix of income by jurisdiction, tax deductions for share option expense, the application of transfer pricing rules, and tax audits. Future events, such as changes in our business and the tax law in the jurisdictions where we do business, could also affect our rate.

     One important assumption that goes into calculation of our tax rate is the tax benefit that we receive in respect of some of our operations in Israel, referred to as “Approved Enterprises” and “Benefited Enterprises,” under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in the company, we have determined that our effective tax rate to be paid with respect to all Israeli operations under these benefit programs is 7 - 9%, based on the current balance of activity between our Rehovot, Israel and Kiryat Gat, Israel facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set at 25% for 2012 and onwards. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Benefited Enterprise” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which may cause our global tax rate to be materially different than our estimates and could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, and that could also adversely affect our global tax rate and our results of operations.

Certain Israeli government grants that Objet received for certain of its research and development activities may restrict our ability to transfer manufacturing operations or technology outside of Israel, and failure to satisfy the conditions of those grants with respect to such transfers may require us to pay penalties.

     Objet’s research and development efforts were financed in part, in the past, through grants that Objet received from Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or OCS. Through 2006, Objet received approximately $1.5 million, which it repaid in its entirety (including interest thereon) by the end of 2007. Notwithstanding the full repayment of these OCS grants, we nevertheless must continue to comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

     The transfer of OCS-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, the amount of OCS support, the time of completion of the OCS-supported research project and other factors. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with OCS funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the OCS.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and Development of the Company

     Our legal and commercial name is Stratasys Ltd., and we are the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd. Stratasys, Inc. was incorporated in Delaware in 1989, and Objet Ltd. was incorporated in Israel in 1998, initially under the name Objet Geometries Ltd. and subsequently, from 2011, under the name Objet Ltd. On December 1, 2012, the two companies completed a merger, which we refer to as our merger, pursuant to which Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet Ltd., and Objet Ltd. changed its name to Stratasys Ltd. Also, as part of that transaction, the ordinary shares of Stratasys Ltd. were listed on the NASDAQ Global Select Market under the trading symbol “SSYS”, in place of the listing of the common stock of Stratasys, Inc., which had also traded under that symbol.

     We have dual headquarters. One of our two principal places of business is located at 7665 Commerce Way, Eden Prairie, Minnesota, and our telephone number there is (952) 937-3000. Our registered office and our other principal place of business is located at 2 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, and our telephone number at that office is (+972)-74-745-4314. Our agent in the United States is S. Scott Crump, our Chairman of the Board, whose address is c/o Stratasys Inc. at the address of our Eden Prairie, Minnesota headquarters. Our World Wide Web address is www.stratasys.com. The information contained on that web site (or on our other web sites, including www.objet.com) is not a part of this annual report. As an Israeli company, we operate under the provisions of Israel’s Companies Law 5759-1999.

     In 2012, 2011 and 2010, our capital expenditures amounted to $15.1 million, $55.7 million and $9.1 million, respectively, of which $12.1 million, $12.8 million and $7.8 million, respectively, related to the purchase of fixed assets for manufacturing or engineering development equipment, tooling, leasehold improvements and the acquisition of computer systems and software applications , with the balance related primarily to the purchase of intangible assets, including capitalized software. These expenditures included, in the case of 2011, $39.1 million in cash paid in the acquisition of Solidscape, Inc., a manufacturer of high precision 3D printers and a proven leader in investment casting applications that require ultra-fine feature detail.

     Our principal capital expenditures currently in progress are for facility expansion, research and development, manufacturing equipment and information technology, for both our Rehovot, Israel and Eden Prairie, Minnesota headquarters. These expenditures are being financed internally from working capital.

B. Business overview

     We are a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions are sold under seven brands, including affordable desktop 3D printers for idea and design development, various systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide various services to our customers. We believe that the range of more than 130 3D printing consumable materials that we offer is the widest in the industry. We have more than 1,100 employees and hold more than 500 granted or pending additive manufacturing patents globally.

     AM, which is also referred to as 3D printing, is transforming prototype development manufacturing processes, and is displacing traditional manufacturing, often referred to as subtractive manufacturing, methodologies such as metal extrusion, computer-controlled machining and manual modeling techniques. With respect to product design and prototype development, 3D printing significantly improves the design process, reduces the time required for product development and facilitates creativity, while keeping the entire design process in-house. 3D printing also enables direct manufacture of parts that are subsequently incorporated into a user’s end product. In addition, manufacturers are increasingly using 3D printing systems to produce manufacturing tools and fixtures that aid in their production and assembly processes.

     We believe that our merger created an AM industry leader. Specifically, given the large portfolio of AM solutions our combined company offers, we believe that we are able to provide customers with a broad array of solutions by offering systems that produce parts with a wide range of capabilities and materials. We also believe that our merger brings together two companies featuring technology leadership within the AM industry. Stratasys, Inc. pioneered fused deposition modeling, or FDM, technology, and Objet Ltd. pioneered 3D printing with PolyJet-based technology. Our combined marketing and sales capabilities, featuring more than 260 resellers and independent sales agent entities around the world, also provide us with extensive geographic reach. That, together with the broader range of products offering complementary functionality the combined company can offer, should, we believe, create opportunities to cross-sell new product lines into our combined installed base and to expand our access to new customers across multiple industries. Furthermore, we expect that our competitive position will improve due to the significant increase in scale and more comprehensive reach resulting from the merger. We also believe that our financial performance will benefit from merger-related revenue synergies and projected tax savings.

     Our wide range of solutions, based on our proprietary AM technologies and production materials, enhance the ability of designers, engineers and manufacturers to:

  visualize and communicate product ideas and designs;
  verify the form, fit and function of prototypes;
  manufacture tools, jigs, fixtures, casts and injection molds used in the process of manufacturing end products;
  manufacture customized and short run end products more efficiently and with greater agility; and
  produce objects that could not otherwise be manufactured through subtractive manufacturing methodologies.

     As of December 31, 2012, our combined companies had sold more than 29,000 systems. Our active installed base of systems provides the basis for recurring revenues from the sale of resin and plastic consumables and the provision of related services. Our systems are deployed at companies in a wide range of industries, including a number of Fortune 100 companies. We provide products and services to our global customer base through our offices in Israel, the United States, Germany, Italy, Japan, China and Hong Kong, as well as through our worldwide network of more than 260 agents and resellers.

Industry overview

     Historically, prototype development and customized manufacturing have been performed by traditional methods using metal extrusion, computer-controlled machining and manual modeling techniques, in which blocks of material are carved or milled into specific objects. These subtractive manufacturing methodologies have numerous limitations. They often require specialist technicians and can be time and labor-intensive. The time intensity of traditional modeling can leave little room for design error or subsequent redesign without meaningfully impacting a product’s time-to-market and development cost. As a result, prototypes have traditionally been created only at selected milestones late in the design process, which prevents designers from truly visualizing and verifying the design of an object in the preliminary design stage. The inability to iterate a design rapidly hinders collaboration among design team members and other stakeholders and reduces the ability to optimize a design, as time-to-market and optimization become necessary trade-offs in the design process.

     AM addresses the inherent limitations of traditional modeling technologies through its combination of functionality, quality, ease-of-use, speed and cost. AM can be significantly more efficient and effective than traditional model-making techniques for use across the design process, from concept modeling and design review and validation, to fit and function prototyping, pattern making and tooling, to direct manufacturing of repeatable, cost-effective parts, short run parts and customized end products. Introducing 3D modeling earlier in the design process to evaluate fit, form and function can result in faster time-to-market and lower product development costs.

     For customized manufacturing, 3D printers eliminate the need for complex manufacturing set-ups and reduce the cost and lead-time associated with conventional tooling. DDM involves the use of 3D production systems for the direct manufacture of parts that are subsequently incorporated into the user’s end product or manufacturing process. DDM is particularly attractive in applications that require short-run or low-volume parts that require rapid turn-around, and for which tooling would not be appropriate due to small volumes. DDM also enables the production of objects that have been topologically designed, or designed on the basis of a computerized determination of where to place the key components of the object and how to connect them, a process that is generally unavailable using conventional subtractive manufacturing methodologies.

     The first commercial 3D printers were introduced in the early 1990s, and since the early 2000s, 3D printing technology has evolved significantly in terms of pricing, variety and quality of materials, accuracy, ability to create complex objects, ease of use and suitability for office environments. 3D printing is already replacing traditional prototype development methodologies across various industries such as architecture, automotive, aerospace and defense, electronics, medical, footwear, toys, educational institutions, government and entertainment, underscoring its potential suitability for an even broader range of industries. Additionally, 3D printing has created new applications for model-making in certain new markets, such as the education market, where institutions are increasingly incorporating 3D printing into their engineering and design course programs, the dental and orthodontic markets, where 3D printed models are being used as replacements for traditional stone models, implants and surgical guides and for crowns and bridges for casting, and the jewelry market, where 3D printers are being used to produce custom-designed pieces of jewelry. Furthermore, 3D printing is being used agnostically in many industries for the direct digital manufacturing of custom parts, for tooling and for the production of fixtures, jigs casts and injection molds.

     We expect that the adoption of 3D printing will continue to increase over the next several years, in terms of both idea and design applications, on the one hand, and DDM applications, on the other hand. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D CAD and other simplified 3D authoring tools), as well as increased availability of 3D scanners. We also believe that increased market adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability of entry-level systems.

Stratasys solutions

Range of solutions

     We offer a broad range of systems, consumables and services for the AM market. Our solutions allow our end-users to print 3D objects that enhance their ability to visualize, verify and communicate product designs, thereby improving the design process and reducing time-to-market. Our systems create visual aids for concept modeling and functional prototyping to test fit, form and function, permitting rapid evaluation of product designs. Using presentation models developed with our systems, designers and engineers can typically conduct design reviews and identify potential design flaws and improvements before incurring significant costs due to re-tooling and re-work, allowing them to optimize a design rapidly and cost-effectively. Our systems also aid in the communication of ideas otherwise communicated in abstract or 2D media. For example, a model produced with our systems may be used as a sales tool, as a model or part display or simply for use in conducting a focus group. It may also be used for collaboration in the product design and manufacturing cycles at multiple locations more quickly, enabling visualization, touch and feel, which can be critical to the product evaluation or sales process.

     Our solutions also empower our end-users to engage in DDM via the use of our systems for the quick and efficient direct manufacture of parts that are subsequently incorporated into the user’s manufacturing processes or end product. For instance, our solutions enable the production of manufacturing tools, jigs, fixtures, casts and injection molds that aid in the customer’s production and assembly process. DDM is also particularly attractive in applications that require short-run or low-volume parts that require rapid turn-around, and for which tooling would not be appropriate due to small volumes, such as dental and jewelry applications. Our solutions also enable the production of objects that generally could not otherwise be manufactured through subtractive manufacturing methodologies.

Range of technologies and differentiating factors

     Our solutions are driven by our proprietary technologies. We believe that our merger brings together two companies featuring technology leadership within the AM industry. Stratasys, Inc. pioneered fused deposition modeling, or FDM, technology, and Objet Ltd. pioneered 3D printing with PolyJet-based technology. Our combined company holds more than 500 granted or pending additive manufacturing patents globally.

     Our AM systems utilize our patented FDM and inkjet-based PolyJet technologies to enable the production of prototypes, tools used for production and manufactured goods directly from 3D CAD files or other 3D content. We believe that our broad range of product offerings, which includes products offered under seven different brands, is a function of our AM technology leadership. We also offer more than 120 proprietary photopolymer materials for PolyJet-based printing and 10 proprietary thermoplastic materials for FDM-based printing. We believe that the range of more than 130 3D printing materials that we offer is the widest in the industry.

     As is the case with all of our AM systems, our FDM-based products import 3D geometric designs into one of our proprietary software programs, which mathematically slices the design into horizontal layers that are automatically downloaded into the system. A spool of thin thermoplastic modeling material feeds into a moving FDM extrusion head, which heats the material to a semi-liquid state. This semi-liquid material is extruded, deposited and bonded, one ultra-thin layer at a time, on a base in a thermally-controlled modeling chamber. As the material is directed into place by the computer-controlled head, layer upon layer, the material bonds and solidifies, creating a precise and strong model.

     A key attribute of our FDM-based technology is its ability to use a variety of production grade thermoplastic building materials that feature surface resolution, chemical and heat resistance, color, and mechanical properties necessary for production of functional prototypes and parts for a variety of industries with specific demands and requirements. Use of these materials also enables the production of highly durable end parts as well as objects with soluble cores for the manufacture of hollow parts, the manufacture of which were previously dependent on slower and more expensive subtractive manufacturing technologies.

     We believe that this technology is differentiated by a number of factors that make it appropriate for 3D printing and DDM. These factors include:

  the ability to use FDM systems in an office environment due to the absence of hazardous emissions;
  the relative absence of post-processing;
  minimal material waste;
  better processing and build repeatability;
  ease of use, minimal system set up requirements;
  no need for costly replacement lasers and laser parts; and
  a high degree of precision and reliability.

     Our PolyJet inkjet-based systems build 3D objects by jetting our proprietary photopolymer materials in layers onto a build tray, layer by layer, until a target part, determined by the corresponding computer file, is completed. The jet head slides back and forth along the X and Y axes, depositing an ultra thin layer (as thin as 16 microns) of photopolymer onto the build tray. The jet head and each individual nozzle in it are managed by our proprietary software, and the internal tray in the printer moves downward, along the Z axis, after each layer is deposited, with the jet heads continuing to add layers of material until the model is complete. Each photopolymer layer is cured by ultraviolet light emitted alongside the jetting bridge, producing fully cured models that can be handled and used immediately upon completion of the printing process, without the need for post-curing.

     We are a pioneer in 3D inkjet-based PolyJet printing technology, which we believe is primarily differentiated from other competing technologies in its ability to scale and deliver high-resolution and multi-material printing. Our easy-to-use, high-speed 3D PolyJet printers create high-resolution, smooth surface finish models that have the look, feel and functionality of the final designed product. We offer a wide variety of office-friendly resin consumables, including rigid and flexible (rubber-like) materials and bio-compatible materials for medical applications. Using our PolyJet Matrix technology, our solutions also offer the only 3D printing systems that deposit two materials simultaneously. This enables users, in a single build process, to print parts and assemblies made of two materials that each retain their distinct mechanical and physical properties. For example, users can print objects with both rigid and flexible portions in a single build. The PolyJet Matrix technology also enables on-demand mixing of a wide variety of resins to create a wide range of pre-defined Digital Materials, which are composite materials with modified physical or mechanical properties that result from the combination of two materials.

     Our PolyJet inkjet-based technology is also currently distinguished by its ability to offer transparent material printing in an office environment system. Transparency is a desired feature in the design and engineering phases of product development and is applicable in automotive, consumer products and consumer electronics. The main applications are lighting components, tubing and piping, package optimization, and fluid analysis.

     We also offer Drop-on-Demand, or DoD, thermoplastic ink-jetting technology to produce wax-like patterns for lost-wax casting/investment casting and mold making applications. The process begins with the creation of a 3D geometric design on a CAD workstation. The CAD file is then input into the 3D printer using our proprietary graphical front-end software. The DoD printer creates solid 3D parts through an additive, layer-by-layer process, using patent-protected, DoD thermoplastic ink-jetting technology and high-precision milling of each layer. The parts produced are extremely high resolution with very precise details and fine surface finish, making our DoD systems well-suited for DDM.

Range of applications and customers

     Our solutions are employed across multiple industries, including:

Aerospace Apparel Architecture Automotive Business Machines Products Consumer Defense	Dental Electronics Educational Institutions Heavy Equipment Jewelry Medical Toys

     Our systems are installed at a number of Fortune 100 companies. We have sold systems to the following representative customers:

Adidas Group Black & Decker Boeing Boston Scientific BMW Burton Snowboards Cessna Aircraft Dell Dolce & Gabbana Ford Motor Company Graco Harley Davidson Hasbro	Hewlett Packard Honda General Electric Hyundai Intel Lego Lever Lockheed Martin Medtronic-Sofamar Danek Mitsubishi Electronics NASA Nike Philips	Pioneer Speaker St. Jude Medical Toro Toyota University of Texas University of Wisconsin – Madison US Army Depots US Navy Fleet Readiness Center Volkswagen Xerox Zebco

Competitive strengths

     We believe that the following are our key competitive strengths:

  Enhanced capabilities and scale. We believe that our merger created an AM industry leader. Specifically, given the large portfolio of AM solutions that our combined company offers, we believe that we are well positioned to provide customers with a broad array of solutions by offering systems that produce parts with a wide range of capabilities and materials. We also believe that the merger will yield a deeper research and development team that will be well positioned to remain at the forefront of innovation within our industry. Furthermore, we expect that our competitive position will improve due to the significant increase in scale and more comprehensive reach resulting from the merger. We also believe that our financial performance will benefit from merger-related revenue synergies and projected tax savings.

  Proprietary FDM and PolyJet-based technology platforms. We believe that our proprietary 3D FDM and 3D inkjet-based PolyJet printing engines offer end users the versatility and differentiated features necessary for a wide variety of current and potential applications. We combine our proprietary hardware platforms, featuring widely-deployed inkjet printer heads or easy-to-use extrusion heads with integrated software and more than 100 proprietary inkjet-based photopolymer materials and 10 proprietary FDM-based thermoplastic materials to develop and produce leading 3D printing systems. This allows us to offer a spectrum of 3D printers and printing systems of varying features, capacities and price points, and to migrate the advanced features of our high-end products to our entry-level products with greater efficiency.

  Differentiated product offerings with superior model quality. Our 3D printing systems are differentiated through a combination of superior printing qualities, accuracy, print speed, the ability to print a range of materials with varying levels of strength, chemical and heat resistance, color and mechanical properties, the ability to print multiple materials simultaneously and suitability for office environments. Our FDM-based systems enable highly precise printing of 10 different durable thermoplastic materials, enabling a wide range of DDM applications with little or no post-production processing. Our PolyJet inkjet-based systems jet ultra-thin layers that enable significant accuracy, high resolution and smooth finish to printed models. For use with these systems we offer a wide variety of office-friendly resin consumables, including rigid and flexible (rubber-like) materials. We offer the only printing system that utilizes the simultaneous jetting of two materials to enable end-users to print models with both rigid and flexible parts in a single build. Our Solidscape DoD thermoplastic ink-jetting technology offers high-precision milling of each printed layer, enabling extremely high resolution with precise details and fine surface finish.

  Multidisciplinary technological expertise. Our 3D printing solutions integrate innovations in a wide range of scientific disciplines, such as physics, chemistry, and mechanical and electrical engineering, as well as software development. We have made significant investments in developing and integrating technologies into our hardware platform, software and proprietary consumables. We believe that we have a strong base of technology know-how. Our patent portfolio consists of more than 500 granted or pending additive manufacturing patents globally. As of December 31, 2012, our R&D and engineering teams consisted of 211 employees out of a total of 1,125 employees. We believe that we have a culture of innovation, and we expect to continue to enhance our solutions both to further drive market adoption of 3D printing and to broaden our market reach.

  Large and growing installed base. Our differentiated offerings have led to a large and growing installed base. As of December 31, 2012, our constituent companies had sold more than 29,000 professional and production systems. We derive recurring revenues through sales of proprietary consumables used by our AM systems, as well as from the provision of services to our installed base.

  Diverse, global, blue chip customer base. Our end-users include companies across a wide range of industries and applications. Our clients include: aerospace companies such as Boeing and Cessna; apparel companies such as Burton Snowboards and Dolce & Gabbana; automotive industry participants such as BMW, Ford and Volkswagen; consumer goods companies such as Black & Decker, Dell and Philips; toy companies such as Hasbro and Lego; medical equipment companies such as Boston Scientific and St. Jude Medical; and sporting goods companies such as the Adidas Group, Nike and Zebco.

  Extensive global reseller and sales agent network. With more than 260 channel partners around the world, we are well-positioned to leverage the extensive geographic reach of our marketing and sales organization to serve customers and grow awareness of 3D printing for RP and DDM. We also believe that our merger will result in greater distribution reach and enhanced opportunities for cross selling into our combined company’s installed base, given the significantly broadened and complementary product offerings the merger produced. The combined company will also offer improved customer service by joining two experienced teams capable of servicing a combined product line and technology portfolio.

Strategy

     The key elements of our strategy for growth include the following:

  Identifying new applications for our proprietary 3D printing technologies. We believe that the proliferation of 3D content, advancements in AM technology platforms and the introduction of improved materials will continue to drive growth in 3D printing. We intend to invest in the identification of new applications (especially DDM applications) for which our proprietary printing technologies and materials are appropriate. We also intend to encourage existing and potential customers to identify new applications in part by increasing awareness of the features of our technology and product offerings. For example, an emerging portion of the DDM market segment is the production of manufacturing tools known as jigs and fixtures, which include gauges, forms, organizational aids and other manufacturing devices that aid in production and assembly processes. While replacing conventionally manufactured jigs and fixtures with 3D printed tools reduces fabrication expenses, there are often far more significant financial advantages obtained from production-floor reductions in labor and time to market. Accordingly, manufacturers are increasingly deploying fixtures where they previously did not do so. Similarly, DDM also enables the production of objects that have been topologically designed, or designed on the basis of a computerized determination of where to place the key components of the object and how to connect them, a process that is generally unavailable using conventional subtractive manufacturing methodologies.

  Driving further market adoption through lower capacity entry-level systems. We expect to broaden our installed base through increased adoption of our Idea series of products, featuring our recently introduced easy-to-use MoJo family of lower capacity entry-level systems, which are offered at lower price points. Our Idea series 3D printers are expected to penetrate a broad and largely untapped addressable market, targeting small design teams within large organizations, small and medium-sized businesses and individual designers. Our scalable technology allows us to provide the same high resolution and accuracy of our high-end printers, but with a smaller feature set. We expect to incorporate certain additional features of our Design series of printers into the Idea series over time. We believe this will further accelerate market adoption of our products.

  Leveraging global reseller network to expand customer base and further penetrate existing customers. One of the strategic reasons for our merger was to create a combined sales and marketing organization that includes more than 260 resellers and selling agent entities around the world. We will seek to increase the penetration of our existing customer base by enabling customers to streamline purchasing processes and by increasing cross-selling into the combined company’s installed base. In order to achieve this goal, we are integrating our existing sales networks in order to create a unified marketing and sales organization with global reach. We also intend to reach new customers and increase sales to existing customers by providing access to new solutions that address customers’ specific needs. As part of this strategy we intend to grow awareness of 3D printing solutions for RP and DDM and to develop industry specific sales channels as part of our effort to commercialize a broader range of new DDM applications.

  Maintaining and extending technology lead. Our multidisciplinary technological leadership, evidenced by our more than 500 global patents, underpins our proprietary hardware, integrated software and range of more than 120 3D printing materials, including more than 100 proprietary inkjet-based PolyJet photopolymer materials and 10 proprietary FDM-based thermoplastic materials. We will seek to extend our technological capabilities by continuing to invest in our R&D efforts, which focus on enhancing our 3D PolyJet printing and FDM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications. We believe that by enhancing our AM technological capabilities and by developing and introducing new materials for our 3D printing and production systems, we will be able to increase both the size of, and our market share in, the 3D printing market. We also believe that by combining two companies dedicated to AM innovation, our merger has positioned us to remain AM technology leaders, as our combined company has more capabilities to develop new consumables and systems than either of our constituent companies could alone develop.

  Grow through complementary acquisitions. We intend to selectively pursue acquisitions to expand our product offerings and market penetration. Accordingly we may consider acquisitions and investments in order to effect and accelerate our other growth strategies.

Our Products

     Our products consist of our various series of AM systems and the consumables they use. These series offer a broad range of performance options for consumers, depending on their desired application, as well as on the nature and size of the designs, prototypes or end-products they seek to produce. Within each series, we offer products at different price points. We offer our AM systems under the following brands: uPrint, Mojo, Objet, Dimension, Fortus and Solidscape. These products include affordable desktop 3D printers for idea and design development, a range of systems for RP, and large production systems for DDM. We also offer a range of more than 130 3D printing materials, including more than 120 proprietary inkjet-based PolyJet photopolymer materials and 10 proprietary FDM-based thermoplastic materials. The performance of our different systems varies in terms of capabilities which are related to the following features:

  printing technologies;
  print speed;
  resin cartridge capacity and filament spool size;
  maximum model size, or tray size;
  duty cycle, or the number of objects that a printer can produce over a given period of time without requiring maintenance; and
  materials.

     Our systems also integrate our software and are supported by services that we provide to our customers, both directly and through our reseller channel.

     Our AM systems are described below:

Idea Series

     The idea series includes our lower capacity, entry-level and most affordable set of 3D printers, comprising the MoJo and uPrint product families. These products are designed for easy, desktop use and accordingly are used most often by individual professionals, small design teams and educators. Both product families are FDM-based.

     MoJo, our newest 3D printer, was introduced in May 2012. MoJo targets new entrants into the 3D printing market, and accordingly requires no training for set up and operation, with settings selected at the host computer, not the printer itself. It includes our easy-to-use preprocessing software, Print Wizard, which helps users efficiently manage workflow. MoJo also features a self-contained, hands-free cleaning system, and requires no plumbing. As an entry-level product, its initial list price is below $10,000. However, despite its entry-level classification, MoJo builds models with our ABSplus plastic, a significantly strengthened form of ABS, the plastic often used for injection molding. MoJo also leverages our FDM technology to feature a layer resolution previously available only in our more advanced Dimension and Fortus systems.

     We introduced the uPrint Personal 3D Printer in January 2009. In January 2010, we introduced the uPrint Plus, which offers the same small footprint as the previously introduced uPrint but offers a 33% larger build envelope. It also allows the user to print in seven additional colors and offers two resolution settings. Both the uPrint and uPrint Plus use our FDM technology to build models with our ABSplus material, enabling users to visualize and communicate product ideas as well as to test the form, fit and function of models and prototypes.

Design Series

     Our design series includes two different product families containing seven different AM systems: the Precision family, consisting of our Objet brand Desktop, Eden and Connex product lines, and the Performance family, consisting of our Stratasys Dimension brand production systems. The wide range of products in the design series, featuring both PolyJet-based and FDM technologies, makes it well-suited for all aspects of RP, from design visualization and communication to form and fit verification to model building for functional testing. The variety of products also provides customers with a broad range of choices of features such as printing capacity, production speed and price.

  Dimension family of 3D production systems

  The Dimension line of systems allows users to create parts in ABSplus plastic. This material enables production of parts containing the strength required for true form, fit and functional testing. Dimension systems operate in an office environment and provide speed, ease of use and networking capabilities at a competitive price.

  Objet family of 3D printers

  Connex 3D printers

  The Connex line of 3D printers is our most advanced PolyJet-based printer line featuring the highest capacity and offering the broadest set of features, including the ability to deposit two materials simultaneously while printing. Our Connex 3D printers offer large tray sizes, large cartridge capacity and high duty cycles, and produce a wide variety of objects at high speeds with high accuracy, smooth surfaces, complex shapes and stand-out text, using a range of materials. Additionally, our Connex printers enable simultaneous jetting of multiple model materials in a single build, opening up a variety of applications.

  By placing different materials in the Connex system, which are sprayed from different nozzles, users can either print parts and assemblies made of two materials with different mechanical and physical properties or create composite materials whose mechanical properties reflect the combination of two materials. If rigid and flexible qualities are required in a single model, the materials spray separately onto various parts of the model, enabling users to, for example, in a single build process print objects with distinct visual effects such as transparency to differentiate areas of interest, or create operational hinges, gaskets or hoses. If a composite material is required for a model, the materials spray simultaneously in varying amounts, thereby facilitating the combination of two materials during the printing process to yield one unique, new composite material, with distinct mechanical or physical properties, allowing the creation of objects such as shoe soles or tires. This ability to form multiple material products very early in the product design process reduces costs and minimizes risks associated with creating costly and complex molds at a later stage. Users of Connex products are able to change the material mix based on pre-set specifications in our integrated software, allowing them to vary the material properties of the resulting composite material on-demand after the initial design process is complete.

  Eden 3D printers

  Our Eden line of systems consists of office-friendly systems suitable for a wide variety of 3D printing applications. Eden printers are offered in a variety of models with small to large cartridge capacities, varying print speeds and differing model resolutions, but without the ability to deposit two materials simultaneously.

  Desktop 3D printers

  Our Desktop line is our lower capacity, entry-level line of PolyJet-based systems. These printers provide the same general print quality as the Eden printing systems while differing from the Eden systems in tray size, cartridge capacity, duty cycle and print speed, with a more limited set of materials that can be jetted. The desktop 3D printers are sufficiently small to fit on a desk or a stand that we offer with the printer. These printers package the ability to produce high-quality, finely detailed 3D printed models into smaller, more affordable systems.

Production Series

     Our production series of systems features our Fortus family of products, which offers large build envelopes and multiple material options. Fortus 3D Production Systems produce accurate, durable prototypes and production-grade parts and end-products using high-performance thermoplastics. These features, together with the Fortus family’s differentiated printing and operational features, enable this series to address many applications within the DDM market.

     Our largest system, the Fortus 900mc, is capable of building parts measuring 4.5 feet diagonally, nine times larger volumetrically than parts built by the next largest Fortus system, the Fortus 400mc. The Fortus 900mc uses ball-screw technology, which improves part accuracy, positional repeatability and tolerances.

     The Fortus 400mc introduced an increase in repeatability, part accuracy and material strength over its predecessors. Both the Fortus 900mc and 400mc offer customers the ability to use nine different thermoplastic materials.

     In addition, we offer the Fortus 360mc, which offers similar part quality to the Fortus 400mc, but fewer material choices and slower build speeds. Both of these systems can be configured to meet specific customer needs. In addition, we offer the Fortus 250mc, our most affordable 3D production system. This model is also differentiated by its capacity to utilize ABSplus, which is significantly stronger than our standard ABS material.

     The InSight software used by our Fortus systems offers the customer an array of features, ranging from a fully automated build process to one that allows the user to customize each step.

     As part of our production series, we also offer our Solidscape line of 3D printers for DDM applications. This line of products combines patent-protected, DoD thermoplastic ink-jetting technology and high-precision milling of each layer, with our proprietary graphical front-end ModelWorks software. These products are primarily used to produce “wax-like” patterns for lost-wax casting/investment casting and mold making applications. Objects created with these systems feature extremely high pattern resolution and accuracy. Accordingly, these printers are well-suited for small parts and assemblies used in personal consumer electronics such as:

  jewelry products such as investment cast fine jewelry
  mobile phones, pagers, MP3 players; and
  biomedical products such as biocompatible implants, dental prosthetics, orthodontic appliances, toys, medical research, orthopedics.

Post-printing processing

     Each of the products described above deposit support material along with building material as part of the 3D printing or production process. Each of these products also features technology that enables easy water-based removal of the support material, thereby making post-printing processing easier, safer and more efficient.

     Our FDM-based products incorporate our WaterWorks soluble support system. The patented WaterWorks process allows for the easy removal of supports from a completed prototype by simple immersion into a water-based solution. Because our support materials dissolve in a solution, many post-processing steps required in our competitors’ systems are not required with our systems.

     Our PolyJet products print a wax-like resin support material wherever build or model resin is not printed, in order to support the remaining model layers as they are printed. This support material is specially designed to be easily removed by hand under a stream of water at the end of the printing process.

Consumable Materials

     We sell a broad range of more than 130 materials for use in out 3D printers and production systems. The materials we offer include more than 120 proprietary photopolymer materials for inkjet-based PolyJet printing and 10 proprietary thermoplastic materials for FDM-based printing. The sale of these materials provides us with a recurring revenue stream from users of our 3D printers and production systems.

     The materials we sell are described below:

FDM-based consumable materials

     The modeling and support filament used in the FDM-based 3D printers and production systems feature a greater variety of production grade thermoplastic building materials than other RP technologies. We continue to develop filament modeling materials that meet our customers’ needs for increased speed, strength, accuracy, surface resolution, chemical and heat resistance, color, and mechanical properties. These materials are processed into our patented filament form, which is then fed into the FDM systems. Our spool-based system has proven to be a significant advantage for our products, because it allows the user to quickly change material by simply mounting the lightweight spool and feeding the desired filament into the FDM devices and to use it in an office environment. Currently, we have ten part build materials in multiple colors commercially available for use with our FDM technology.

     Each material has specific characteristics that make it appropriate for various applications. The ability to use different materials allows the user to match the material to the end use application, whether it is a pattern for tooling, a concept model, a functional prototype, a DDM manufacturing tool, or a DDM end use part. ABS and ABSplus are offered in numerous colors, including white, black, red, blue, yellow, olive, nectarine and dark grey. We also offer a service to create custom colors for unique customer needs.

PolyJet-based resin consumables

     Our resin consumables, which consist of our PolyJet FullCure family of proprietary acrylic-based photopolymer materials, are designed for use with our PolyJet printing systems and enable users of those products to create highly accurate, finely detailed 3D models and parts for a wide range of prototype development and customized manufacturing applications. The wide variety of resins within the FullCure family is characterized by transparent, colored, or opaque properties and flexible, rigid or other physical properties. The FullCure support materials that are used together with FullCure model materials enable the 3D printing of models with a wide array of complex geometries. Our FullCure materials are produced in-house and are specially designed for our printing systems.

     We have invested significant research and development efforts in optimizing our FullCure materials for use with inkjet technology. These efforts are reflected in the properties of these materials, which enable them to be packaged, stored, combined and readily cured upon printing. Our FullCure materials are packaged in cartridges for safe handling and are suitable for use in office environments and can also, in most cases, be machined, drilled, chrome-plated or painted.

     All FullCure 3D printing materials are delivered in sealed, 1.0 or 3.6 kilogram cartridges, helping to ensure environmentally safe use. The 3D printer cartridges may be easily removed and disposed.

DoD inkjet-based consumable materials

     Our Solidscape 3D materials are non-toxic thermoplastic materials featuring excellent lost wax casting qualities, including fast melt out, no ash or residue and no thermal expansion. Currently, we have three modeling materials commercially available for use with our Solidscape technology. These include materials formulated specifically for particular industries, such as a thermalpolyester formula developed to help retail jewelers and manufacturers meet the market demand for finished goods using less precious materials and a thermalpolyester material formulated to deliver high casting yields for dental applications.

Integrated software

     We offer suites of integrated software with our various AM systems; each is designed to make the process of creating high-quality, highly detailed and accurate models more efficient. Our software supports commonly used 3D file formats and converts three-dimensional CAD databases into the appropriate code to operate our AM systems. Our software also provides a wide range of features, including automatic support generation, part scaling, positioning and nesting, as well as geometric editing capabilities.

     Our different software suites are designed for our different AM systems and their different applications. Accordingly, certain software focuses on increasing build speed and improving the design engineer’s control and efficiency over the entire build process. Other software suites offer simple “click & build” preparation and print tray editing, and provide easy, accurate job timing estimation and full job control, including queue management. Similarly, we offer software that allows users to make adjustments to 3D printing properties. For example, for our Connex line of 3D printers, our software enables users to change the material mix in the printing process, allowing users to modify quickly the properties of the model being printed.

     The software designed for our PolyJet inkjet-based 3D printers enables users to work in parallel and send jobs from any network computer to the server. Jobs enter the queue either according to the parameters configured by the system administrator, or in chronological order. The queue is therefore easily managed, as each user has access to his or her jobs and the administrator can set and adjust parameters and access permissions. In configurations of multiple printing systems on the network, each user automatically receives the parameters of the selected system, such as tray size, loaded materials, and queue status, helping ensure easy, error-free tray setup.

Our Services

Support services and warranty

Customer support

     Our customer support department provides on-site system installation, basic operation and maintenance training, a full range of maintenance and repair services and remote technical support to users of our products. We provide support to our customers directly and through our resellers, ensuring that support and parts may be readily obtained worldwide. We also offer training to our customers, particularly on our high-performance systems. Our support network consists of the following:

  More than 500 trained, Stratasys-certified engineers providing worldwide, on-site installation, training and support.

  Direct support engineers through our company.
  Indirect support engineers through certified partners, including third-party service organizations or selected resellers who provide support for our uPrint systems.

  Phone and direct on-site support in four languages.

  Service logistics in key regional centers.

  Training facilities and resources in regional centers.

  Computerized management system and knowledge distribution platform to ensure high-quality support for our customers, including secure remote access to a customer service database containing service history and technical documentation to aid in troubleshooting and repairing systems.

  Support, tools and up-to-date information to our direct customer and distribution channels from our product support engineering team.

     Our goal is to ensure maximum uptime and productivity for our AM systems. In order to do so, we regularly update the technical documentation related to our systems, offer comprehensive training courses for operators and promote proactive knowledge sharing designed to help users maximize the value of their equipment and expand the applications for which they employ our 3D printing and production systems.

     We offer services on a time and materials basis as well as through a number of post-warranty maintenance contracts with varying levels of support and pricing, as described below under “Extended support programs.”

     Customer support is represented on cross-functional product development teams within our company to ensure that products are designed for serviceability and to provide our internal design and engineering departments with feedback on field issues. Failure analysis, corrective action, and continuation engineering efforts are driven by data collected in the field. Ongoing customer support initiatives include development of advanced diagnostic and troubleshooting techniques and comprehensive preventative maintenance programs, an expanded training and certification program for technical personnel, and improved communication between the field and the factory.

Basic warranty

     Our printing systems are sold with warranties that range from 90 days to one year from installation, depending upon the product line and geographic location. Warranties are generally accompanied by on-site maintenance support. Receipt of maintenance and repair services after the warranty period is subject to the terms of our extended support programs, to the extent purchased by the end-user, as described below.

Extended support programs

     Recognizing that our end-users have varying support needs, we offer a range of support programs that enable our end-users to continue to receive maintenance services beyond the initial warranty period. These support programs contain varying degrees of the support services described above and are priced accordingly.

Additional Services

Leasing

     In the United States, we lease or rent 3D printers and 3D production systems to customers that may not be interested in purchasing a printer.

RedEye Paid Parts

     Our RedEye paid parts service produces prototypes and end-use parts for customers from a customer-provided CAD file. This allows the customer to benefit from our knowledge base, capitalize on the variety of materials and machine types available through our service center, and take advantage of additional capacity using the latest in proven RP and DDM technologies and processes. Our RedEye on Demand website service, www.redeyeondemand.com, enables our customers to obtain quotes and order parts around the clock, seven days a week.

     RedEye also has a relationship with two foreign service bureaus that use our 3D printers, along with other technologies, to produce prototypes. We collect a portion of the revenue generated by these printers.

Marketing, Sales and Distribution

Marketing

     Our marketing strategy is focused on increasing awareness of our brands in order to generate sales and increase our customer loyalty. We also focus heavily upon the identification of customer needs. We initiate marketing programs and campaigns to drive lead generation throughout the regions in which we and our resellers and agents operate. We customize our sales pipeline-building activities and programs to industry-specific requirements. This infrastructure allows us to measure and analyze the success of various marketing tactics. Based on our analysis, we create and update our product roadmaps and individual marketing plans to help optimize distribution while helping ensure a smooth process of release, ramp-up and sales.

     We use a variety of inbound and outbound marketing methods to reach potential customers. Inbound methods include a variety of online marketing strategies comprising search marketing (for example, Search Engine Optimization and Pay- Per-Click advertising), social media, blogs, syndication, webinars and white papers. Outbound channels include more traditional marketing methods such as press releases, print advertisements, trade magazine articles, direct mail and e-mail, websites, brochures, tradeshows, newsletters, industry associations and referrals. In addition, we have developed domestic and international on-site demonstration capabilities in certain of our regional offices.

Sales distribution methods

     Our sales organization sells, distributes and provides follow-up support services with respect to our AM systems and related consumables, through a worldwide sales and marketing infrastructure. We generally use three methods for distribution and support: (i) sales to resellers who purchase and resell our products and through whom follow-up support and maintenance services and replacement parts are provided to end-users; (ii) sales of systems that are arranged by a network of independent sales agents worldwide, pursuant to which we sell directly to end-users, pay commissions to such agents, and directly handle the sale of consumables and provision of follow-up support services; and (iii) direct sales of systems to end-users without the involvement of any intermediaries, for which all aspects of our sales and follow-up services are handled exclusively by our company. In certain instances, the same individual or company can serve as a reseller with respect to certain of our products while acting as an independent sales agent for other products. Our resellers and independent sales agents are overseen by regional managers and operate on a non-exclusive basis, although we believe that most do not sell competing 3D printers or production systems.

     Almost all of the reseller and independent sales agent locations that distribute our products have our 3D printing and production systems available for tradeshows, product demonstrations, and other promotional activities. Additionally, many of them enjoy a long-term presence and offer third-party 3D CAD software packages in their respective territories, enabling them to cross-sell our systems to customers who purchase those other products.

Geographical structure of sales organization

     The sales organization for our 3D printers and production systems and consumables is divided into groups based on the following geographical regions: North America; Europe and Middle East; Asia Pacific and Latin America. This structure allows us to align our sales and marketing resources with our diverse customer base. Our sales organization in each region provides sales support to the network of independent reseller and sales agent locations throughout the particular region. We also operate sales and service centers in various locations throughout North America and internationally, including in Shanghai, China; Frankfurt, Germany; Genoa, Italy; Bangalore, India; Tokyo, Japan; and Hong Kong.

Customers

     Generally, neither any single customer or group of affiliated customers nor any individual sales agent or group of affiliated sales agents accounted for more than 10% of our sales in 2012, 2011 or 2010.

Manufacturing and suppliers

Manufacturing

     Our manufacturing process consists of assembling systems using both off-the-shelf and customized components manufactured specifically for us and producing and packaging the consumables products to be used by our systems. Our core competencies include printing systems assembly, systems integration, software installation and resin and filament manufacturing, all of which are done internally at our facilities. We currently operate on a build-to-forecast basis and obtain all parts used in the manufacturing process from either distributors of standard electrical or mechanical parts or custom fabricators of our proprietary designs. Our manufacturers and suppliers are periodically assessed by us based on their on-time performance and quality.

     We purchase major component parts for our 3D printing and production systems from various suppliers, subcontractors and other sources, and assemble them in our U.S. and Israeli facilities. Our production floors have been organized using demand-flow techniques, or DFT, in order to achieve efficiency, quality and balance of our production lines. As capacity constraints arise, because of our use of DFT, we can avoid the requirements of reconfiguring our production floor.

     Computer-based Material Requirements Planning, or MRP, is used for reordering to better ensure on-time delivery of parts and raw materials. Operators and assemblers are trained on assembly and test procedures including Assembly Requirement Documents, which originate in engineering. In our manufacturing processes, we employ a Quality Management System, or QMS, that meets international quality standards including ISO 9001:2008 and ISO 13485:2003, which relates to medical devices. We also outsource the manufacture of main subassemblies up to fully assembled systems ready for integration.

     Our system assembly process includes semi-automated functional tests of key subassemblies. Key functional characteristics are verified through these tests, and the results are stored in a statistical database.

     Upon completion of the assembly of our 3D printing and production systems, we perform a complete power up and final quality tests to help ensure the quality of our products before shipment to customers. The final quality tests must be run error-free before the system can be cleared for shipment. We maintain a history log of all products that shows revision level configuration and a complete history during the manufacturing and test process. All identified issues on the system during the manufacturing process are logged, tracked and used to make continuous production process improvements. The commonality of designs among our different product families eases the transition to manufacturing new designs.

     Our filament production uses Factory Physics® techniques to manage critical buffers of time, capacity and inventory to ensure product availability. We also use the “5S” method (Sort, Set-in-order, Shine, Standardize and Sustain) as part of our lean manufacturing initiatives to improve organization and efficiency.

     To provide customers with assurance regarding the quality and consistency of our systems, we obtained ISO 9001: 2008 certification for our Minnesota production facilities in February 2011. ISO 9001: 2008 provides a structure for a quality management system that strives for customer satisfaction, consistent quality, and efficiency. In addition, there are internal benefits such as improved customer satisfaction, interdepartmental communications, work processes, and customer-and-supplier partnerships. The ISO 9000 family of standards relates to quality management systems and is designed to help organizations ensure that they meet the needs of customers and other stakeholders.

Inventory and suppliers

     We maintain an inventory of parts to facilitate the timely assembly of products required by our production plan. While most components are available from multiple suppliers, certain components used in our systems and consumables are only available from single or limited sources. In particular, the printer heads for our PolyJet 3D printing systems are supplied by a sole supplier, Ricoh. We consider our single and limited-source suppliers (including the supplier of our inkjet printer heads) to be reliable, but the loss of one of these suppliers could result in the delay of the manufacture and delivery of the relevant components (and, ultimately, of our products). This type of delay could require us to find and re-qualify the component supplied by one or more new vendors. Although we consider our relationships with our suppliers to be good, we continue to develop risk management plans for these critical suppliers. In order to hedge against the risk of a discontinuation of the supply of our inkjet printer heads in particular, we maintain a reasonable supply of excess inventory of printer heads.

Ricoh Agreement

     We purchase the printer heads for our inkjet 3D printing systems from Ricoh pursuant to an OEM Purchase and License Agreement with Ricoh, effective as of May 5, 2011, or the Ricoh Agreement. The current Ricoh Agreement replaced our original agreement with Ricoh that had been entered into in June 2000 and amended on various occasions subsequently, and which expired upon the effectiveness of the new Ricoh Agreement.

     Under the Ricoh Agreement, we place orders for print heads and associated electronic components, or the Ricoh Products. Together with provision of these items, Ricoh provides us with a non-transferable, non-exclusive right to assemble, use and sell the Ricoh Products under Ricoh’s patent rights and trade secrets.

     Pricing under the Ricoh Agreement depends on the quantity of Ricoh Products that we purchase during any given month, and to the extent that we commit to a certain annual minimum prior to an upcoming year (beginning with 2011), we receive a set, discounted price for all Ricoh Products ordered during that upcoming year.

     The Ricoh Agreement runs for an initial term of five years and automatically renews for additional one-year periods thereafter unless either party provides the other six months’ advance written notice of termination prior to the end of the then-current term. The Ricoh Agreement may be cancelled by either party if (i) the other party substantially breaches any material provision of the agreement and has not cured such breach within 30 days of receipt of written notice thereof, or (ii) upon the occurrence of certain bankruptcy events, and may furthermore be cancelled by Ricoh if we fail to cure a breach of an undisputed payment obligation within thirty (30) days of the breach.

     At any time during the term of the Ricoh Agreement, Ricoh may discontinue the manufacture and supply of a print head model, so long as it provides us with at least eighteen (18) months’ prior written notice of such discontinuance and honors all of our purchase orders for the subject print head model within the notice period. During the period of five years from the earlier of either the termination of the Ricoh Agreement or the date of discontinuance of the manufacture of Ricoh Products (that is, following the 18-month notice period described in the previous sentence), we are entitled to purchase additional Ricoh Products for the sole purpose of providing replacements for the installed base of Ricoh Products, including one final purchase order that we may place in the final year of such five-year period and that must be filled by Ricoh within twelve months of when it is placed.

     The Ricoh Agreement may not be assigned by either party without the other party’s prior written consent, which may not be unreasonably withheld.

Research and development

     We maintain an ongoing program of research and development, or R&D, to develop new systems and materials and to enhance our existing product lines, as well as to improve and expand the capabilities of our systems and related software and materials. This includes significant technology platform developments for our FDM, PolyJet and DoD technologies, our 3D printing and production systems, including our integrated software, and our family of proprietary acrylic-based photopolymer materials for PolyJet printing and family of proprietary thermoplastic materials for FDM printing. Our research aims to develop improved and more affordable products. Our engineering development efforts also focus on customer requested enhancements, and development of new modeling processes, software and user applications. In particular, we have devoted significant time and resources to the development of a universally compatible and user-friendly software system.

     Our R&D department is divided into groups based on scientific disciplines and product lines. We are committed to designing products using the principles of Six Sigma. We continue to standardize our product platforms, leveraging each new design so that it will result in multiple product offerings that are developed faster and at reduced expense.

     We invest a significant amount of our resources in R&D as we believe that superior technology is key to maintaining a leading market position. Our R&D expenses were approximately $19.7 million, $14.4 million and $9.8 million in the years ended December 31, 2012, 2011 and 2010, respectively, and, on a pro-forma basis for our combined company, were approximately $36.9 million and $31.9 million in 2012 and 2011, respectively, representing 10.3% and 11.5% of our revenues on a pro-forma basis in those years.

     Our consumable materials development and production operations are located at our facilities in Eden Prairie, MN, and Kiryat Gat, Israel. We regard the consumable materials formulation and manufacturing process as a trade secret and hold patent claims related to these products. We purchase and formulate raw materials for our consumables production from various polymer resin suppliers with different levels of processing and value add applied to the raw materials.

Intellectual property

     We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trade secrets, and confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others. All patents and patent applications for rapid prototyping processes and apparatuses associated with our technology were assigned to us by their inventors. As part of our purchase of rapid prototyping technology assets from IBM, we were also assigned the rights and title to several patents developed by IBM. We recorded those patents in the United States and in certain foreign countries. As of January 31, 2013, we had more than 235 granted patents and more than 220 pending patent applications in the aggregate, encompassing granted patents and/or patent applications in various North American, European, Asian, Middle Eastern and Far Eastern jurisdictions, as well as international applications pursuant to the Patent Cooperation Treaty. Together with patents for which we have in-licensed rights, our global patent portfolio exceeds 500 granted or pending AM patents. The principal granted patents relate to our FDM systems, our PolyJet and PolyJet Matrix technologies, our 3D printing processes and our consumables, with expiration dates ranging from 2013 to 2031.

     We are also a party to various licenses and other arrangements that allow us to practice and improve our technology under a broad range of patents, patent applications and other intellectual property, including a cross-license agreement with 3D Systems Corporation under which each party licensed certain patents of the other party, and an assignment of rights to us related to UV polymer-based U.S. patents, which underlie certain technologies that compete with ours.

     In addition, we own the registered trademarks “Stratasys,” “Objet,” “Dimension” “Ecoworks,” “Fortus,” “FullCure,” “Redeye,” “Solidscape” and make use of a number of additional unregistered trademarks, including “Connex,” “Eden,” “PolyJet,” “PolyJet Matrix,” “FDM Technology” and “Vero.” However, we do not believe that any of our trademarks are material to our competitive position.

     We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our marketing, business development, applications know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any of our patents or patent licenses, or the failure of any of our patent applications to result in issued patents, would not be material to our business or financial position. In any event, there can be no assurance that our patents or other intellectual property rights will afford us a meaningful competitive advantage. Please see, however, the risk factor related to the expiration of our patents in Item 3.D above.

Competition

     Our principal competitors consist of other developers of additive manufacturing systems as well as other companies that use FDM and inkjet-based technologies to compete in the AM market. A variety of technologies compete with our proprietary technologies, including:

  Stereolithography;
  Selective Laser Sintering;
  Power Binding; and
  Digital Light Projection.

     The companies that use these technologies to compete with us include 3D Systems Corporation, CMET, EOS Optronics GmbH and EnvisionTEC GmbH.

     These technologies, which compete for market share in the AM industry, possess various competitive advantages and disadvantages relative to one another within the key categories upon which competition centers, including resolution, accuracy, surface quality, variety and properties of the materials they use and produce, capacity, speed, color, transparency, the ability to print multiple materials and others. Due to these multiple categories, end-users usually make purchasing decisions as to which technology to choose based on the characteristics that they value most. This decision is often application specific. The competitive environment that has developed is therefore intense and dynamic, as market players often position their technologies to capture various vertical markets simultaneously.

     We are positioned to compete in our industry mainly on the following bases, which we view as competitive strengths:

  material properties of printed objects, such as heat resistance, toughness, brittleness, elongation-to-break and flexibility;
  quality of printed objects measured by, among other things, resolution, accuracy and surface quality;
  multiple production-grade modeling materials;
  reliability of printing systems;
  speed of printing, including a one-step automated modeling process;
  customer service;
  ability to be used in an office environment;
  ease of use; and
  automatic, hands-free support removal.

     We offer a wide range of systems with varying features, capacities and price points. We believe that this enables us to compete with the other additive manufacturing technologies for a wide range of customers with a variety of applications and goals for their additive manufacturing.

     We also compete with companies that use traditional prototype development and customized manufacturing technologies, and expect future competition to arise from the development of new technologies or techniques.

Backlog

     Our total backlog of system orders at December 31, 2012 was approximately $28.6 million. We estimate that most of our backlog will ship by the end of the first quarter of 2013.

Seasonality

     Historically, our results of operations have been subject to seasonal factors. Stronger demand for our products has occurred in our fourth quarter primarily due to our customers’ capital expenditure budget cycles and our sales compensation incentive programs. Our first and third quarters have historically been our weakest quarters for overall unit demand. Although the first quarter has had higher volumes in recent years from the successful introduction of new products, it is typically a slow quarter for capital expenditures in general. The third quarter is typically when we see our largest volume of educational related sales, which normally qualify for special discounts as part of our long-term market penetration strategy.

     We furthermore experience seasonality within individual fiscal quarters, as a substantial percentage of our system sales often occur within the last month of each fiscal quarter. This trend has the potential to expose our quarterly or annual operating results to the risk of unexpected, decreased revenues in the case of our inability to build systems, consummate sales and recognize the accompanying revenues prior to the end of a given quarter.

Global operations

     We have offices in the United States, Israel, Germany, Italy, China, Hong Kong, Japan and India, and organize our operations by geographic region, focusing upon the following key regions: North America; Europe; Asia Pacific; and Latin America. Our products are distributed in each of these regions, as well as in other parts of the world. Our customers are dispersed geographically, and we are not reliant on any single country or region for most of our product sales and services revenues, although 51% of our 2012 sales, on a pro forma basis, were made in North America. A breakdown of our consolidated revenues by geographic markets and by categories of operations (that is, products and services) for the years ended December 31, 2012, 2011 and 2010 is provided in Item 5.A “Operating and Financial Review and Prospects—Operating Results.”

     In maintaining global operations, our business is exposed to risks inherent in such operations, including currency fluctuations, market conditions, and inflation in the primary locations in which our operating expenditures are incurred. Information on currency exchange risk, market risk, and inflationary risk appears elsewhere in this annual report, in Item 3.D “Risk Factors” and in Item 11 “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

Employees

     The total number of our full-time equivalent employees, and the distribution of our employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2012, 2011 and 2010, are set forth in Item 6.D of this annual report (“Directors, Senior Management and Employees”— “Employees”).

Government regulation

     We are subject to various local, state and federal laws, regulations and agencies that affect businesses generally. These include:

  regulations promulgated by federal and state environmental and health agencies;
  foreign environmental regulations, as described under “Environmental Matters” immediately below;
  the federal Occupational Safety and Health Administration;
  the U.S. Foreign Corrupt Practices Act;
  laws pertaining to the hiring, treatment, safety and discharge of employees;
  export control regulations for U.S. made products; and
  CE regulations for the European market.

Environmental matters

     We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous waste, the import, export and registration of chemicals, and the cleanup of contaminated sites. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on our operations. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future to comply with environmental or health and safety laws, regulations or requirements.

     In Israel, where we assemble our inkjet-based PolyJet 3D printing systems and manufacture our resin consumables, businesses storing or using certain hazardous materials, including materials necessary for our Israeli manufacturing process, are required, pursuant to the Israeli Dangerous Substances Law 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection. Our current toxin permit will remain in effect until November 2013. Furthermore, the business licenses that we hold for our Israeli facilities are subject to the receipt of permits from local health and planning and zoning authorities as well as clearance from the Ministry of Environmental Protection, which have been obtained.

     In the European marketplace, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment, which aims to prevent waste by encouraging reuse and recycling, and the Directive on Restriction of Use of Certain Hazardous Substances, which restricts the use of six hazardous substances in electrical and electronic products. Our products and certain components of such products “put on the market” in the EU (whether or not manufactured in the EU) are subject to these directives. Additionally, we are required to comply with certain laws, regulations and directives, including TSCA in the United States and REACH in the EU, governing chemicals. These and similar laws and regulations require the testing and registration of certain chemicals that we use and ship.

Israeli Tax Considerations and Government Programs

     Tax regulations also have a material impact on our business, particularly in Israel where we are organized and have one of our headquarters. The following is a summary of certain aspects of the current tax structure applicable to companies in Israel, with special reference to its effect on us (and our operations, in particular). The following also contains a discussion of the Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion. This discussion does not address all of the Israeli tax provisions that may be relevant to our Company. For a discussion of the Israeli tax consequences related to ownership of our capital stock, please see “Israeli Taxation Considerations” in Item 10.E below.

General Corporate Tax Structure in Israel

     The regular rate of corporate tax to which Israeli companies were subject in 2012 was 25%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise, as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item below. In addition, commencing in 2010, Israeli companies have been subject to regular corporate tax rate on their capital gains.

     Besides being subject to the general corporate tax rules in Israel, we have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, described below.

Law for the Encouragement of Capital Investments

     The Law for the Encouragement of Capital Investments, 5719-1959, to which we refer as the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, which may be either an “Approved Enterprise”, a “Privileged Enterprise” or a “Preferred Enterprise”, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.

     The Investment Law has been amended several times over recent years, with the two most significant changes effective as of April 1, 2005, to which we refer as the 2005 Amendment, and as of January 1, 2011, to which we refer as the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment, remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011, may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forgo such benefits and elect for the benefits of the 2011 Amendment.

     The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislations.

     Tax benefits for Approved Enterprises approved before April 1, 2005.

     Under the Investment Law prior to its amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, to which we refer as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

     An Approved Enterprise may elect to forgo any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. We have chosen to receive the benefits through the alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. In our case, the period of exemption is two or ten years. The benefits commence on the date in which that taxable income is first earned. Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period. The benefits period under Approved Enterprise status is limited to 12 years from the year the program commences its operations, or 14 years from the year of the approval as an Approved Enterprise, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. Our entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations.

     A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, to which we refer as an FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

     The tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

     A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate that would have been applicable had such income not been tax-exempted under the alternative route. This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

     In addition, dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

     The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

     The benefits available to an Approved Enterprise are subject to the continued satisfaction of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

     We have received the requisite approval, including a final approval, for all of our Approved Enterprise investment programs, in accordance with the Investment Law. The above-described benefits that accompany these investment programs and our Privileged Enterprise investment programs (for which accompanying benefits are described below) have had the effect, both historically and in 2012, of reducing Objet’s effective consolidated tax rates considerably lower than the statutory Israeli corporate tax rate of 25% in 2012. In 2012, Objet’s effective consolidated tax rate was 8.7% (after excluding the impact of acquisition related costs and purchase price accounting adjustments related to the merger). We expect that our effective consolidated tax rate for 2013 and thereafter will also be reduced due to these investment programs

     Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

     The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export.

     An enterprise that qualifies under the new provisions is referred to as a “Privileged Enterprise”, rather than “Approved Enterprise”. The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive tax benefits. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the 2005 Amendment. A company that has a Privileged Enterprise may, at its discretion, approach the Israeli Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

     Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 12 million. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions that are set out in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Privileged Enterprise status with respect to the investment, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Privileged Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Privileged Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

     The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Privileged Enterprise is determined, among other things, by the geographic location of the Privileged Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in the company in each year, as explained above.

     Dividends paid out of income derived by a Privileged Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the alternative benefits program. Therefore, dividends paid out of income derived by a Privileged Enterprise (or out of dividends received from a company whose income is derived from a Privileged Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a Privileged Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to an FIC, in which case the 12-year limit does not apply.

     Furthermore, a company qualifying for tax benefits under the 2005 Amendment, which pays a dividend out of income derived by its Privileged Enterprise during the tax exemption period, will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower in the case of an FIC, which is at least 49% owned by non-Israeli residents.

     Pursuant to a recent amendment to the Investments Law, which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company until December 31, 2011 will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election. If we elect to take advantage of the amendment, we will be required to pay up to approximately $2.4 million as a one-time payment. We have not yet decided whether to make such an election.

     As of December 31, 2012, we had accumulated tax-exempt income of approximately $50.8 million that is attributable to our various Approved and Privileged Enterprise programs. If such tax exempt income were to be distributed, it would be taxed at the reduced corporate tax rate applicable to such income, which would have amounted to approximately $5.0 million of tax liability as of December 31, 2012.

     The benefits available to a Privileged Enterprise are subject to the continued satisfaction of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest, or other monetary penalty.

     Tax benefits under the 2011 amendment that became effective on January 1, 2011.

     The 2011 Amendment cancels the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward. A Preferred Company is defined as either (i) a company organized in Israel and not fully owned by a governmental entity or (ii) a limited partnership that: (a) was registered under the Partnerships Ordinance; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities, which, among other things, has Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

     Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

     The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that

  Terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval. However, provided that certain conditions are met, the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (25% as of 2012), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should have been made by way of an application to the Israeli Tax Authority by June 30, 2011). Such request may not be withdrawn.

  Terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011.

  A Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011.

     We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment.

C. Organizational Structure.

     Our corporate structure includes Stratasys Ltd., our Israeli parent company, and the following active wholly-owned subsidiary entities: Stratasys, Inc., a Delaware corporation, which was formerly a publicly held company and which became our indirect, wholly-owned subsidiary as a result of the merger; Solidscape, Inc., a Delaware corporation, which had been acquired by Stratasys, Inc. in May 2011 and which became our indirect , wholly owned subsidiary as a result of the consummation of the merger; Objet Geometries Inc. (d/b/a Objet Inc.), a Delaware corporation; Objet AP Limited, a Hong Kong limited company, and Objet Shanghai Ltd., a Chinese company, which together carry out most of our operations in the Asia Pacific region; and Objet GMBH and Stratasys GMBH, German limited liability companies, and Technimold, S.R.L., an Italian limited liability company, which together carry out our European operations. In addition, Stratasys Ltd. owns 51% of a Japanese company, Objet Japan Co., Ltd., which was established as a joint venture together with the 3D printer division of Fasotec Co. Ltd., which was established as a joint venture with our longstanding distributor in the Asia Pacific region. In connection with the merger, we also formed the following additional subsidiaries: Stratasys International Ltd., or the Israeli subsidiary, an Israeli company that is a wholly-owned subsidiary of Stratasys Ltd.; and Seurat Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Israeli subsidiary. (See also the list of subsidiaries appended to this annual report as Exhibit 8.)

D. Property, Plants and Equipment.

     We have dual headquarters, in Eden Prairie, Minnesota and Rehovot, Israel. Our Eden Prairie, Minnesota headquarters (near Minneapolis), which we own, comprises executive offices and production facilities presently encompassing approximately 288,312 available square feet in four buildings. These four buildings serve the following respective purposes: system assembly, inventory storage, operations and sales support; manufacturing for our RedEye paid parts service; research and development, filament manufacturing, and administrative, marketing and sales activities; and expansion of our production capacity for systems and consumables. Our Rehovot, Israel headquarters, which we lease pursuant to a lease agreement with a term of five years that expires on December 31, 2016, comprise approximately 91,025 square feet of space. Our lease payments, inclusive of management fees, for these facilities are approximately $1.8 million annually. These facilities house our Israeli administrative headquarters, our research and development facilities, and certain manufacturing activities.

     As of December 31, 2012, we leased office space (except with respect to our Eden Prairie headquarters facilities and our Kiryat Gat, Israel facilities, where we own the property) for various purposes, as set forth in the table below. The aggregate annual lease payments for our facilities during 2012 (on a pro-forma basis, calculated as if the merger had been consummated on January 1, 2012) were approximately $3.5 million. Unless otherwise stated, all of our facilities are fully utilized. We have no material tangible fixed assets apart from the properties described below.

Approximate
Location and Use(s)	square feet
Eden Prairie, Minnesota (U.S. headquarters and manufacturing facility)	288,312
Rehovot, Israel (Israeli headquarters)	91,025
Kiryat Gat, Israel (resin factory and laboratories)	72,118
Minneapolis, Minnesota (research and development)	8,475
Billerica, Massachusetts (office space)	15,000
Merrimack, New Hampshire (Solidscape facilities, including manufacturing)	28,590
Rancho Cucamonga, California (North American sales office)	7,583
Rheinmünster, Germany (Objet GMBH office space)	8,571
Frankfurt, Germany (Stratasys GMBH sales and service office)	16,081
Genoa, Italy (Technimold, S.R.L. sales and service office)	6,857
Hong Kong (Objet AP Limited office space)	5,165
Hong Kong (Stratasys, Inc. Chinese sales office)	30
Shanghai, China (Objet Shanghai Ltd. office space)	3,227
Tokyo, Japan (Objet Japan Co., Ltd. office space)	862
Bangalore, India (Stratasys, Inc. sales office)	1,800

     While, as described above in the “Risk Factors” in Item 3.D, we utilize hazardous chemicals in some of the production processes for products sold by us, we believe that there are no environmental issues that encumber our use of our facilities.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

     Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and in Item 3.D “Key Information – Risk Factors”, above.

A. Operating Results.

Overview

     We are a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions are sold under seven brands, including affordable desktop 3D printers for idea and design development, various systems for rapid prototyping and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide various services to our customers. We believe that the range of more than 120 3D printing consumable materials that we offer is the widest in the industry. We have more than 1,100 employees and hold more than 500 granted or pending additive manufacturing patents globally.

     We are the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd. Pursuant to that merger, which closed on December 1, 2012, Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet Ltd., and Objet Ltd. changed its name to Stratasys Ltd. Immediately after giving effect to the issuance of our ordinary shares to the former stockholders of Stratasys, Inc. in the merger, approximately 55% of our ordinary shares were held by the former stockholders of Stratasys, Inc. and the remaining 45% of our ordinary shares, on a fully diluted basis (using the treasury stock method), were held by persons and entities who acquired our ordinary shares prior to the merger.

     Accordingly, Stratasys, Inc. is treated as the acquiring company in the merger for accounting purposes, and the merger was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the consolidated financial statements of Stratasys, Inc. became our consolidated financial statements. The consolidated financial statements included in this annual report on Form 20-F include the operations of Stratasys Ltd. (formerly Objet Ltd.) for only one month (December 2012) because the merger was consummated on December 1, 2012, only one month before the end of the last annual period (fiscal 2012) covered by the financial statements included herein. Accordingly, unless otherwise indicated or as the context otherwise requires, the historical financial information included in this annual report on Form 20-F for periods preceding the merger is that of Stratasys, Inc. For information regarding the historical results of the operations and financial condition of Objet Ltd., please refer to the separate Registration Statement on Form F-4 (Commission File No. 333-182025) that we filed with the Securities and Exchange Commission, which includes historical financial information for Objet Ltd., including for the last full fiscal year of Objet Ltd. as a stand-alone company (2011). For additional discussion regarding the structure of the merger and presentation of financial statements see the “Explanatory Note” appearing at the beginning of this annual report.

     We expect that the adoption of 3D printing will continue to increase over the next several years, both in terms of idea and design applications, on the one hand, and DDM applications, on the other hand. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D CAD and other simplified 3D authoring tools). We also believe that increased market adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability and ease of use of entry-level systems.

     We expect to broaden our installed base through increased adoption of our Idea series of products, featuring our recently introduced easy-to-use MoJo family of lower capacity entry-level systems, which are offered at lower price points than our other product families. Our Idea series 3D printers are expected to penetrate a broad addressable market, targeting small design teams within large organizations, small and medium-sized businesses and individual designers. Our scalable technology allows us to provide the same high resolution and accuracy of our high-end printers, but with a smaller feature set. We expect to incorporate certain additional features of our Design series of printers into the Idea series over time. We believe this will further accelerate market adoption of our products.

     We believe that the proliferation of 3D content, advancements in AM technology platforms and the introduction of improved materials will continue to drive market growth. Accordingly, we will continue to invest in our R&D efforts, which focus on enhancing our AM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications. We also intend to invest in the identification of new DDM applications for which our proprietary printing technologies and materials are appropriate. We also intend to encourage existing and potential customers to identify new applications in part by increasing awareness of the features of our technology and product offerings.

     With the introduction of entry level systems, we have seen unit volume increase faster than revenue growth and we expect that trend to continue in the near future. As we developed appropriate sales channels, unit sales of our more affordable systems have accelerated, resulting in lower overall margins on the sale of our AM systems. We will also address the continuing increased demand in the market for higher end AM systems, through which we believe we will increase our installed base and sales of related consumables and our overall revenues and profits. However, there can be no assurance that we will be able to increase our revenue sufficiently to maintain or increase our current profitability.

     We may make investments in strategic acquisitions, fixed assets, process improvements, information technology, or IT, and human resource development activities that will be required for future growth. Our expense levels are based in part on our expectations of future sales and we will make adjustments as we consider appropriate. While we have adjusted, and will continue to adjust, our expense levels based on both actual and anticipated sales, fluctuations in sales in a particular period could adversely impact our operating results.

     Our ability to implement our strategy for 2013 is subject to numerous uncertainties, many of which are described under Item 3.D— “Risk Factors,” above, in this Item 5—“Operating and Financial Review and Prospects” and in the section above (immediately following the Table of Contents) captioned “Cautionary Note Regarding Forward-Looking Statements.” We cannot ensure that our efforts will be successful.

Key measures of our performance

Revenues

     Our consolidated revenues consist primarily of revenues from sales of our products, which include both our AM systems and related consumable materials, and from the provision of related services. We principally effect sales and deliver services through the following channels: (i) primarily, sales to resellers, who purchase and resell our products and who provide support services for our printing systems; and (ii) sales of systems that are marketed by independent sales agents, pursuant to which we sell directly to end-users, pay commissions to such agents, and directly handle the sale of consumables and provision of support services. There is overlap among the channels as some independent sales agents for our higher end products also serve as distributors of our other products.

Product revenues

     Product revenues are influenced by a number of factors, including, among other things, (i) the adoption rate of our products, (ii) end-user product design and manufacturing activity, and (iii) the capital expenditure budgets of end-users and potential end-users, all of which may be significantly influenced by macroeconomic factors. Purchases of our 3D printing and production systems, especially our higher-end, higher-priced systems, typically involve longer sales cycles.

     Product revenues also depend upon the volume of consumables that we sell. Sales of our consumable materials are linked to the number of AM systems that are installed and active worldwide. Sales of consumables are also driven by system usage, which is generally a function of the size of the particular system and the level of design and/or manufacturing activity and budget of the particular end-user. Larger systems generally use greater amounts of consumables due to their greater capacity and the higher levels of design and production activity by, and larger operating budget of, a typical end-user who uses a larger system.

Services revenues

     Services revenues derive from (i) installation, training, maintenance and warranty, (ii) service contracts and (iii) our RedEye paid parts service, which enables production of prototypes and end-use parts for customers from a customer-provided CAD file. System sales prices include the value of the warranty. In addition, in connection with direct sales, we generally charge separately for installation and training. Additional services revenues are generated from services contracts most often entered into directly with end-users subsequent to the expiration of the initial warranty period. With regard to sales made through resellers the reseller charges the end-user separately for installation and training.

Costs of revenues

     Our costs of revenues consist of costs of products and costs of services. Costs of products consist primarily of components and subassemblies purchased for manufacture of our AM systems, and raw materials, such as thermoplastic and acrylic-based photopolymer materials, for manufacture of our consumables, as well as any royalties paid with respect to sales of those consumables. Costs of products also include manufacturing and manufacturing-related labor costs, indirect production costs and amortization of intangibles related to acquired Objet and Solidscape intangibles. Our costs of services consist primarily of costs of our service personnel, which include engineers dedicated to on-site installation, training and support, travel costs of these engineers, as well as the cost of spare parts. Both costs of products and costs of services include related facilities costs.

Gross profit

     The gross profit and gross margin for our products are influenced by a number of factors. The most important of these is the mix of our products sold. Specifically, the gross margins on our high-end, Production series and Design series of AM systems, as well as on our consumables, are typically higher than the gross margins on our Idea series of desktop printers. Accordingly, an increase in the percentage of sales of our Idea series products could cause our profit margins to decrease. We are also focused on developing new features and applications in order to introduce new, higher-end systems. Furthermore, we believe that as our worldwide installed base of AM systems increases, subsequent sales of our proprietary consumables will also increase. We will also seek to reduce our costs of revenues by improving our ability to use less costly components and increasing engineering efficiencies in the production of our lower-priced systems.

     Gross margins are also impacted by the mix of revenues generated from sales to resellers as opposed to sales that are facilitated by independent sales agents. We mostly rely upon a reseller network that is divided based on geographical areas. In addition to our reseller network, we have initiated a program to recruit and train a significant number of new independent selling agents who will focus exclusively on selling our lower priced systems. We have now recruited and trained approximately 130 sales agents in the U.S. to whom we pay commissions when they complete sales of our products.

     Service gross margins are predominantly influenced by the ratio of service engineers to our installed base in a given geographic area, as that ratio impacts travel costs and efficiency of our service engineers. Service gross margins are also impacted by the reliability of our systems, especially in periods following new product releases.

Operating expenses

     Our operating expenses consist of two components: research and development expenses, and selling, general and administrative expenses.

Research and development expenses

     Our research and development expenses consist primarily of employees and employee related personnel expenses; costs of research aimed at developing new printing systems and materials and enhancing our existing product lines including related software, materials, laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred, other than expenses for certain equipment that we capitalize.

     We have agreements with two manufacturing companies under which we jointly advance certain of our proprietary technology with each of those two companies. The agreements entitle us to receive reimbursement payments of costs actually incurred under joint development projects.

Selling, general and administrative expenses

     Our selling, general and administrative expenses include employees and employee related expenses for marketing, sales and other sales-support employees, and for managerial and administrative personnel, including executive officers, finance, accounting, information technology and human resources. This category of expenses also covers commissions, advertising and promotions expenses, related facilities costs and professional service fees, as well as the amortization of Objet’s acquired order backlog adjusted to fair value at December 1, 2012 and amortization expenses related to acquired intangible assets of Objet and Solidscape.

     Commissions consist of sales-based commissions to independent sales agents and internal sales personnel. Commission rates vary, depending on the geographic location of the agent and on the achievement of certain performance targets. As explained above, our revenues are derived from direct and indirect sales channels. The mix of revenues among these channels influences our selling, general and administrative expenses, as sales made to resellers do not incur sales commissions. Our advertising and promotion expenses consist primarily of media advertising costs, trade and consumer marketing expenses and public relations expenses. We intend to invest in increasing our worldwide installed base, and therefore expect selling expenses in general, and advertising and promotion expenses in particular, to increase in absolute terms.

     Facilities costs that are included in our selling, general and administrative expenses include a portion of the rent expense for our facilities in Rehovot, Israel and in other countries where administrative personnel are located. Professional service fees for accounting and legal services and reserves for specific legal proceedings referred to elsewhere in this annual report are also included in selling, general and administrative expenses. As our sales grow, we expect our administrative expenses to increase in absolute terms.

Merger related expenses

     Merger transaction related expenses, which began to be recorded in the first quarter of 2012, consist primarily of legal, accounting and travel expenses incurred in connection with our merger. Following the consummation of the merger, we have recorded a $4.5 million charge for the acceleration of stock option vesting and will recognize significant amortization expense related to acquired Objet intangible assets adjusted to fair value as of December 1, 2012 as well as stock-based compensation expense on acquired stock options. For additional discussion of stock-based compensation expense, see the “Critical Accounting Policies” section below. We expect to record significant expenses in the future in connection with our continued integration efforts, primarily for branding, sales channel unification, information systems integration, infrastructure consolidation and other integration activities.

Income Taxes

     A significant portion of our income after the December 1, 2012 merger date will be taxed in Israel. We expect to realize significant tax savings based on the determination that some of our industrial projects that have been granted “Approved Enterprise” and “Privileged Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Privileged Enterprise benefits is taxed at the regular corporate rate, which was 25% in 2012. We are also a Foreign Investors Company, or FIC, as defined by the Israeli Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Privileged Enterprise, depending on the level of foreign ownership. In addition, we are an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, are entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

     The entitlement to the above benefits is conditional upon our fulfilling the conditions stipulated by the Investment Law and regulations. Should we fail to meet such requirements in the future, income attributable to our Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and we could be required to refund a portion of the tax benefits already received with respect to such programs.

Critical Accounting Policies

     We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Note 1 of the Notes to Consolidated Financial Statements contains the significant accounting principles that we used to prepare our consolidated financial statements.

     We have identified several critical accounting policies that required us to make assumptions about matters that were uncertain at the time of our estimates. Had we used different estimates and assumptions, the amounts we recorded could have been significantly different. Additionally, if we had used different assumptions or different conditions existed, our financial condition or results of operations could have been materially different. The critical accounting policies that were affected by the estimates, assumptions, and judgments used in the preparation of our consolidated financial statements are discussed below.

Revenue Recognition

     We derive revenue from sales of AM systems, consumables, and services. We recognize revenue when (1) persuasive evidence of a final agreement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable, and (4) collectability is reasonably assured. Our primary shipping terms are FOB shipping point, and, as such, most of the revenue from the sale of AM systems and consumables is recognized when shipped. Exceptions to this policy occur if a customer’s purchase order indicates an alternative term or provides for certain contingencies, such as formal acceptance. In these instances, revenue is recognized upon satisfying these conditions. Another exception occurs in sales of certain high-performance systems to end user clients in which the revenue is recognized after installation is complete, since we view installation of these systems to be essential to the functionality of the system and a critical part of performance of the delivery obligation. Revenues from sales to resellers are generally recognized upon shipment. When products are sold to a reseller, the reseller is responsible for the installation of the system with the end user client.

     We recognize revenue from sales-type leases at the net present value of future lease payments. Revenue from sales-type leases for our high-performance systems is recognized at the time of lessee acceptance, which follows installation. Revenue from sales-type leases for other systems is generally recognized at the time of shipment, since either the customer or the reseller performs the installation. We recognize revenue from sales-type leases at the net present value of future lease payments. Revenue from operating leases is recognized ratably over the lease period.

     Our systems include embedded software. The software is considered incidental to the system as a whole and, in accordance with applicable accounting standards, is not accounted for separately because the software is not a significant focus of the marketing effort and is not sold separately. The software only works with the system and the system only works with the software. The Company does not provide post contract customer support specific to the software. The research and development efforts to create the software are not significant in comparison to the total system research, development and production costs.

     In accordance with ASC 605, Revenue Recognition, when two or more product offerings with varying delivery dates are contained in a single arrangement, revenue is allocated between the items based on their relative selling price, provided that each item meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a standalone basis and there is objective and reliable evidence of the selling price of the items. We determine the selling price by reference to the prices it charges when the items are sold separately. If we do not sell the item separately, the selling price is determined by reference to comparable third-party evidence. If neither of these methods provides an appropriate basis for determining a selling price, then one is estimated based on the price at which we would sell the item if it were sold regularly on a standalone basis.

     The majority of service revenue is derived from sales of maintenance contracts,. Service revenue from maintenance contracts is recognized ratably over the period of coverage ranging from one to three years. When a maintenance contract is bundled with the sale of the system, it is treated for revenue recognition purposes as a separate unit of accounting as discussed above. The fair value of this maintenance agreement is deferred and recognized ratably over its term. Unearned revenues are comprised mainly from these prepaid maintenance agreements. We classify the portion of unearned revenue not expected to be earned in the subsequent 12 months as long-term.

     We assess collectability as part of the revenue recognition process. This assessment includes a number of factors such as an evaluation of the creditworthiness of the customer, past due amounts, past payment history, and current economic conditions. If it is determined that collectability cannot be reasonably assured, we will decline shipment, request a down payment, or defer recognition of revenue until ultimate collectability is reasonably assured.

Impairment of Goodwill

     Goodwill reflects the excess of the consideration paid or transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually reporting unit level at the end of each year, or whenever events or circumstances present an indication of impairment.

     During 2012, we applied the FASB’s guidance when testing goodwill for impairment, which permits us to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment and proceed directly to performing the first step of the two-step impairment test. If we perform a qualitative assessment and conclude that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the two-step impairment test is unnecessary. However, if we conclude otherwise, it is then required to perform the first step of the two-step impairment test.

     The first step involves comparing the fair value of our reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

     The evaluation of goodwill impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated that include, among others, growth in revenues, margins realized, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

     At December 31, 2012, we performed the qualitative test for goodwill, based on the reporting units in which the goodwill is allocated to, and concluded that it is more likely than not that the fair value of the reporting units exceeds its carrying value. Therefore, we did not continue to perform the two-step impairment test. Important qualitative factors assessed included the overall current and planned financial performance of the reporting units and the current share price of the Company, as well as the overall multiples of cash flow for comparable companies. For the goodwill related to the merger, the very short time period of 30 days between the merger date and the testing date of December 31, 2012 was also considered. Based on our assessment as of December 31, 2012, 2011 and 2010, no goodwill was determined to be impaired.

Impairment in Value of Long-Lived Assets

     Long-lived assets, including definite life intangible assets, held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values. Based on our assessment as of December 31, 2012, 2011 and 2010, no long-lived assets were determined to be impaired.

     In July 2012, the FASB issued Accounting Standards Update (“ASU”) No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 simplifies the manner in which an entity tests indefinite-lived intangible assets for impairment by providing an option to perform a qualitative assessment to determine whether further impairment testing is necessary. If an entity determines, based on the qualitative tests, that it is not more likely than not (a likelihood of more than 50 percent) that the indefinite-lived intangible asset is impaired, than no further action is required. An entity has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption permitted. We decided to early adopt this ASU.

     The evaluation of indefinite-lived intangible asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated that include, among others, growth in revenues, margins realized, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

     At December 31, 2012 we performed the qualitative test for indefinite-lived intangibles related to the December 1, 2012 merger between Stratasys, Inc. and Objet and concluded that it was not necessary to perform the two-step impairment test. Important qualitative factors included the very short time period of 30 days between the merger date and the testing date of December 31, 2012 and the current status of the IPR&D projects which represent this intangible asset. We chose to perform the first step of the two-step impairment test for the indefinite lived intangibles related to the May 3, 2011 acquisition of Solidscape and determined that step two was not necessary. Based on our assessment as of December 31, 2012, 2011 and 2010, no indefinite-lived intangibles were determined to be impaired.

Other Intangible Assets

     Other intangible assets are comprised of definite life intangible assets and indefinite life intangible assets. Other intangible assets and their amortization lives are as follows:

Years
Capitalized software development costs	3-5
Trademarks and trade names	5-15
Patents	10
Developed technology	6-11
Customer relationships	10-15
Non-compete agreement	3
In-process research and development	Indefinite

     Other intangible assets primarily represent acquired intangible assets including developed technology, trade name, customer relationships and in-process research and development (“IPR&D”). Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life which is determined by identifying the period over which most of the cash flows are expected to be generated. Amortization of acquired developed technology is recorded under cost of sales. Amortization of trade name and customer relationships is recorded under selling, general and administrative expenses. We capitalize IPR&D projects acquired as part of a business combination. On completion of each project, IPR&D assets are reclassified to developed technology and amortized over their estimated useful lives. If any of the IPR&D projects are abandoned, we would be required to record an impairment of the related IPR&D asset.

     The costs of software development, including significant product enhancements, incurred subsequent to establishing technological feasibility have been capitalized in accordance with ASC 985-20, Costs of Software to be Sold, Leased or Marketed. We recorded amortization expense related to capitalized software costs of $0.9 million, $1.6 million and $1.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. Costs incurred prior to establishment of technological feasibility are charged to research and development expense.

Stock-Based Compensation

     We calculate the fair value of stock-based option awards on the date of grant using the Black-Scholes option pricing model. The computation of expected volatility is based on historical volatility from traded options on our stock. The expected option term is calculated in accordance with ASC 718, Compensation – Stock Compensation. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. Each of the three factors requires us to use judgment and make estimates in determining the percentages and time periods used for the calculation. If we were to use different percentages or time periods, the fair value of stock-based option awards could be materially different. We recognize expense on a straight-line basis over the employee’s requisite service period.

Income Taxes

     Deferred taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws, and on effective tax rates in effect when the deferred taxes are expected to be paid or realized. Valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized.

     Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

     Deferred tax has not been provided on the following items:

1) Taxes that would apply in the event of disposal of investments in foreign subsidiaries, as it is generally our intention to hold these investments, not to realize them.

2) Amounts of tax-exempt income generated from our current approved enterprises (see note 11b) as we intend to permanently reinvest these profits and does not intend to distribute dividends from such income. If these dividends were to be paid, we would have to pay additional taxes at a rate up to 10% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

3) Dividends distributable from the income of foreign companies as we do not expect these companies to distribute dividends in the foreseeable future. If these dividends were to be paid, we would have to pay additional taxes at a rate of up to 25% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

Tax contingencies

     In accordance with ASC 740, we take a two-step approach to recognizing and measuring uncertain tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We reevaluate these tax positions quarterly and makes adjustments as required.

Other Contingent Liabilities

     Certain conditions, such as legal proceedings, may exist as of the date the financial statements are issued, that may result in a loss to the Company, but that will only be resolved when one or more future events occur or fail to occur. Our management assesses such contingent liabilities. Such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, our management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Legal fees are expensed as incurred.

     We apply the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that loss has been incurred and the amount of the liability can be estimated, then we would record an accrued expense in our financial statements. The estimated liability if the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable, is disclosed.

     Loss contingencies considered to be remote by management are generally not disclosed unless material or they involve guarantees, in which case the guarantee would be disclosed.

Inventories

     Our inventories consist of materials and products that are subject to technological obsolescence and competitive market conditions. If market conditions or future demand are less favorable than our current expectations, additional inventory write downs or reserves may be required, which could have an adverse effect on our reported results in the period the adjustments are made. Additionally, engineering or field change orders (“ECO” and “FCO”, respectively) introduced by our engineering group could suddenly create extensive obsolete and/or excess inventory. Although our engineering group considers the estimated effect that an ECO or FCO would have on our inventories, a mandated ECO or FCO could have an immediate adverse affect on our reported financial condition if it required the use of different materials in either new production or our service inventory.

     Some of our inventory is returned to us by our customers and refurbished. This refurbished inventory, once fully repaired and tested, is functionally equivalent to new production and is utilized to satisfy many of our requirements under our warranty and service contracts. Upon receipt of the returned material, this inventory is recorded at a discount from original cost, and further reduced by estimated future refurbishment expense. While we evaluate this service material in the same way as our stock inventory (i.e., we periodically test for obsolescence and excess), this inventory is subject to changing demand that may not be immediately apparent. Adjustments to this service inventory, following an obsolescence or excess review, could have an adverse effect on our reported financial condition in the period when the adjustments are made. We review the requirements for service inventory for discontinued products using the number of active maintenance contracts per product line as the key determinant for inventory levels and composition. A sudden decline in the number of customers renewing service agreements in a particular period could lead to an unanticipated write down of this service inventory for a particular product line.

     We periodically assess inventory for obsolescence and excess and reduce the carrying value by an amount equal to the difference between its cost and the estimated market value based on assumptions about future demand and historical sales patterns.

     Inventories acquired in a business combination are stepped-up to their estimated fair value less profit for sales efforts and amortized to cost of sales as that inventory is sold.

Allowance for Doubtful Accounts

     While we evaluate the collectability of a sale as part of our revenue recognition process, we must also make judgments regarding the ultimate realization of our accounts receivable. A considerable amount of judgment is required in assessing the realization of these receivables, including the aging of the receivables and the creditworthiness of each customer. We may not be able to accurately and timely predict changes to a customer’s financial condition. If a customer’s financial condition should suddenly deteriorate, calling into question our ability to collect the receivable, our estimates of the realization of our receivables could be adversely affected. We might then have to record additional allowances for doubtful accounts, which could have an adverse effect on our results of operations in the period affected.

     On a periodic basis, we evaluate our accounts receivable and establish an allowance for doubtful accounts based on past write-offs and collections and current credit conditions. We evaluate a number of factors to assess collectability, including an evaluation of the creditworthiness of the specific customer, past due amounts, payment history, and current economic conditions. It is reasonably possible that our estimate of the allowance for doubtful accounts will change. Accounts are written-off against the reserve when we deem the accounts are no longer collectible.

Results of Operations

     The following table sets forth certain statement of operations data (on a GAAP basis) as a percentage of net sales for the periods indicated. All items are included in or derived from our consolidated statement of operations.

For the twelve months ended December 31,	2012	2011	2010
Net sales	100.0%	100.0%	100.0%
Cost of sales	48.9%	47.1%	52.4%
Gross profit	51.1%	52.9%	47.6%
Research and development	9.1%	9.2%	8.3%
Selling, general and administrative	34.0%	25.0%	27.9%
Operating income	8.0%	18.6%	11.4%
Other income	0.6%	1.5%	0.3%
Income before income taxes	8.6%	20.1%	11.7%
Income taxes	4.5%	6.9%	3.8%
Net income attributable to Stratasys Ltd.	3.9%	13.2%	8.0%

Discussion of Results of Operations (on GAAP Basis)

Net Sales

     Net sales of our products and services for the last three years, as well as the percentage change from year to year, were as follows:

		Year-over-		Year-over-
	2012	Year Change	2011	Year Change	2010
Products	$179,762	41.0%	$127,476	30.8%	$97,467
Services	35,482	24.9%	28,418	12.0%	25,365
Fair value of warrant	-	-	-	-	(4,988)
	$215,244	38.1%	$155,894	32.3%	$117,844

Product Revenues

     Revenues derived from products (primarily including AM systems and consumable materials and other products) increased by $52.3 million in 2012, or 41.0%, as compared to 2011. The number of systems shipped increased by 33.4%, or 868 units, to 3,470 as compared to 2,602 units shipped in 2011. These increases evidence strong unit sales of our higher priced Fortus systems and our acquisition of Solidscape in May 2011, which was reflected in our consolidated financial results for a complete year for the first time in 2012. The increase in Fortus system unit sales was primarily due to strong sales into DDM applications, which continue to expand in breadth, and the introduction of our Fortus 250mc in July 2011. These increases in both revenue and number of systems shipped also reflect the results of the merger in December 2012, which resulted in the consolidation of Objet’s December products revenue and units sold with those of Stratasys, Inc. thereby increasing these totals by $16.1 million relative to the corresponding totals in 2011.

     Consumable revenue in 2012 increased by 47.7%, driven by an acceleration in customer usage and our growing installed base of systems. The strong Fortus sales in 2012 and 2011 are driving a higher amount of consumable sales growth given the product line’s relatively higher consumable utilization rates. The increase in consumables revenue also reflects the consolidation of Objet’s December consumable revenue. We believe that the continued strength in Fortus system sales and our growing installed base of systems are positive indicators of strong consumables revenue growth in future periods.

     During 2011, revenues derived from products increased by $30.0 million, or 30.8%, as compared to the prior year. The number of systems shipped increased by 1.8%, or 47 units, to 2,602 as compared to 2,555 units shipped in 2010. This increase in both revenue and number of systems shipped reflected strong unit sales of our higher priced Fortus systems and the acquisition of Solidscape in May 2011. The increase in Fortus system unit sales was primarily due to a focus of our sales channel on selling systems into DDM applications. Consumable revenue in 2011 increased by 27.4% primarily driven by an acceleration in customer usage and our growing installed base of systems.

Service Revenue

     Revenues from our service offerings (including RedEye paid parts, maintenance and other services) increased by $7.1 million in 2012, or 24.9%, as compared to 2011. The increase in service revenues is attributable to increased sales from our RedEye paid parts service as a result of increased new customer base and an increase in average sales price driven by the demand for large and complex production parts, as well as increased revenue from maintenance contracts, reflecting our growing base of installed systems. The increase in service revenue also reflects the inclusion of $3.0 million from Objet’s December 2012 service revenue.

     Revenues from our service offerings increased by $3.1 million in 2011, or 12.0%, as compared to the prior year. Sales from our RedEye paid parts service increased as a result of increased new customer base and an increase in average sales price. Revenue from maintenance contracts also increased, reflecting our acquisition of Solidscape as well as our growing base of installed systems and the reduced impact of an extension in system warranty periods implemented in 2009.

Fair Value of Warrant

     During the first quarter of 2010, Stratasys, Inc. signed an OEM Agreement with Hewlett Packard Company, or HP, to develop and manufacture a line of HP-branded 3D printers. In connection with the OEM Agreement, Stratasys, Inc. issued a warrant to HP, or the HP warrant, during the first quarter of 2010 to purchase 500,000 shares of common stock at an exercise price of $17.78 per share. The HP warrant vested immediately and had a seven-year term. The grant date fair value of the HP warrant was $5.0 million. This amount was classified as a reduction of revenue on the Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2010.

     During the third quarter of 2012, HP exercised its warrant for 500,000 shares through a “cashless exercise” in accordance with the terms of the warrant and was issued 360,115 shares of Stratasys, Inc. common stock. We receive a tax deduction equal to fair value of the HP warrant on exercise date. The tax benefit of $6.1 million in excess of the tax benefit based on the fair value on the date of issuance is reflected as an increase to additional paid in capital in the statement of changes in stockholders’ equity.

Revenue by Region

     Net sales, excluding the $5.0 million charge for the fair value of the HP warrant in 2010, and the percentage of net sales by region for the last three years, as well as the percentage change were as follows:

			Year-over-Year			Year-over-Year
	2012		Change	2011		Change	2010
North America	$113,854	53%	38.2%	$82,373	53%	25.7%	$65,536	53%
Europe	62,781	29%	25.9%	49,885	32%	44.3%	34,572	28%
Asia Pacific	35,450	16%	64.8%	21,506	14%	4.1%	20,662	17%
Other	3,159	1%	48.3%	2,130	1%	3.3%	2,062	2%
	$215,244	100%	38.1%	$155,894	100%	26.9%	$122,832	100%

     Revenue in all regions increased in 2012, as a result of strong unit sales of our higher priced Fortus systems growth in consumables sales and our acquisition of Solidscape in May 2011, which was reflected in our consolidated financial results for a complete year for the first time in 2012. In addition, the increase in revenue reflects the results of the merger in December 2012, which consolidated Objet’s December revenue with those of Stratasys, Inc. thereby increasing the total by $19.1 million relative to the corresponding totals in 2011.

     Sales in all regions increased in 2011 as a result of strong sales of our Fortus systems, consumables and the acquisition of Solidscape in May 2011.

Gross Profit

     Gross profit for our products and services for the last three years, as well as the percentage change from year to year, was as follows:

		Year-over-		Year-over-
Gross profit attributable to:	2012	Year Change	2011	Year Change	2010
Products	$93,020	41.1%	$65,931	40.0%	$47,108
Services	16,891	2.5%	16,473	18.0%	13,966
Fair value of warrant	-	-	-	-	(4,988)
	$109,911	33.4%	$82,404	46.9%	$56,086

     Gross profit as a percentage of sales for our products and services for the last three years, as well as the percentage change from year to year, was as follows:

		Year-over-		Year-over-
Gross profit as a percentage of revenues from:	2012	Year Change	2011	Year Change	2010
Products	51.7%	0.0%	51.7%	7.0%	48.3%
Services	47.6%	-17.9%	58.0%	5.3%	55.1%
Total gross profit	51.1%	-3.4%	52.9%	11.1%	47.6%

     Gross profit attributable to products sales increased by $27.1 million, or 41.1%, to $93.0 million in 2012 as compared with $65.9 million in 2011. The increase was attributable to sales growth, led by our higher-margin Fortus systems and consumables. In addition, $4.8 million of the increase was attributable to the inclusion of gross profit generated by Objet following the merger.

     As a percentage of revenues attributable to product sales, gross profit remained flat as compared with 2011. Gross profit as a percentage of related sales increased for Stratasys, Inc. products due to a product mix that favored our higher-margin Fortus systems, which included the introduction of our new Fortus 250mc system, and strong growth in consumable sales. The increase in gross profit as a percentage of Stratasys, Inc. product related revenue was partially offset by the inclusion of Objet’s December results, which included $7.2 million in amortization expense on intangible assets related to the merger.

     Gross profit attributable to products sales increased by $18.8 million, or 40.0%, to $65.9 million in 2011 as compared with $47.1 million in 2010. The increase was primarily attributable to increased sales of our higher-margin Fortus 3D production systems and consumables, combined with decreased lower-margin sales to HP, in 2011 relative to 2010.

     Gross profit from services increased by 2.5% in 2012 as compared to the prior year due to strong revenue growth from our RedEye paid parts service and the consolidation of Objet’s December service revenues. As a percentage of related services revenues, gross profit decreased in 2012 due to lower margin auxiliary RedEye paid parts service sales and in increase in RedEye fixed costs to increase capacity in anticipation of continued sales volume growth. In addition we had higher cost of sales on Fortus system maintenance contracts and new product introductions that occurred in 2012. Gross profit from services increased by 18.0% in 2011 as compared to the prior year due to increased growth in system maintenance and RedEye paid parts service sales.

Operating Expenses

     The amount of each type of operating expense for the last three years, as well as the percentage change between such annual periods, and total operating expenses as a percentage of our total sales in each such annual period, was as follows:

		Year-over-		Year-over-
	2012	Year Change	2011	Year Change	2010
Research and development	$19,659	36.9%	$14,360	47.2%	$9,755
Selling, general & administrative	73,130	87.3%	39,038	18.8%	32,863
	$92,789	73.8%	$53,398	25.3%	$42,618
Percentage of Sales	43.1%		34.3%		36.2%

     Research and development expenses increased by 36.9% during 2012. The increase was driven primarily by new product initiatives with respect to our product lines and by the inclusion of $1.5 million in expenses related to research and development activities of Objet for the month of December 2012. The increase was partially offset by an increase in research and development expense reimbursements received in connection with our collaborative agreements further discussed below. Research and development expenses increased by 47.2% during 2011, which was driven primarily by new product initiatives, as well as a decrease in research and development expense reimbursements received in connection with our collaborative agreement further discussed below. In 2012, 2011 and 2010, capitalized software additions were approximately $1.3 million, $1.1 million and $1.2 million, respectively.

     We have agreements with two manufacturing companies under which we jointly advance certain of our proprietary technology with each of those two companies. The agreements entitle us to receive reimbursement payments of costs actually incurred under joint development projects. During the years ended December 31, 2012, 2011 and 2010, approximately $3.2 million, $0.7 million and $1.2 million, respectively, of research and development expenses were offset by payments that we received from these companies.

     Selling, general and administrative expenses increased by 87.3% in 2012 as compared to the prior year. This increase was primarily due to $10.9 million of legal, advisory, accounting and integration expenses related to the merger, a $4.5 million charge for the acceleration of stock option vesting upon the closing of the merger as well as significant expenses surrounding our new Mojo 3D printer launch. In addition, expenses related to selling, general and administrative activities of Stratasys Ltd. (formerly Objet) for the month of December 2012 accounted for $10.7 million of our selling, general and administrative expenses. These additional expenses included a $3.3 million charge for amortization of the acquired order backlog adjusted to fair value at December 1, 2012 and the inclusion of $0.7 million of amortization expense related to Objet intangible assets. Selling, general and administrative expenses increased by 18.8% in 2011 as compared to the prior year. The increase was primarily due to expenses related to the acquisition of Solidscape and increased employee-related expenses.

Operating Income

     Operating income and operating income as a percentage of our total revenues for the last three years, as well as the percentage change in operating income between those years, were as follows:

		Year-over-		Year-over-
	2012	Year Change	2011	Year Change	2010
Operating income	$17,122	-41.0%	$29,006	115.4%	$13,468
Percentage of Sales	8.0%		18.6%		11.4%

     Operating income in 2012 decreased by $11.9 million, or 41.0%, as compared to 2011. The decrease in operating income was primarily attributable to $10.9 million of legal, advisory, accounting and integration expenses related to the merger and a $4.5 million charge for the acceleration of stock option vesting upon the closing of the merger. In addition, the decrease was due to the inclusion of Objet’s December results, which included a $1.1 million reduction in revenue for the amortization of the acquired deferred revenues adjusted to fair value at December 1, 2012, $10.1 million of amortization expense related to intangible assets and stock compensation expense of $1.6 million related to the consummation of the merger. Operating income in 2011 increased by $15.5 million, or 115.4%, relative to 2010, primarily due to increased product sales led by our higher-margin Fortus systems and consumables, as well as the absence in 2011 of a $5.0 million charge to revenue that we recorded in 2010 due to the issuance the HP warrant.

Other Income

     Other income and other income as a percentage of our total revenues for the last three years, as well as the percentage change in other income between those years, were as follows:

		Year-over-		Year-over-
	2012	Year Change	2011	Year Change	2010
Other income	$1,388	-40.8%	$2,346	537.5%	$368
Percentage of Sales	0.6%		1.5%		0.3%

     Interest income in 2012 remained mostly unchanged relative to 2011. Interest income in 2011 remained flat relative to 2010, while income from investments decreased due to a higher effective rate of our investment portfolio. The net foreign currency transaction gain and losses recorded by our company in each of 2012 and 2011 primarily reflected the results of our hedging activities against foreign currency fluctuations. These foreign currency exchange gains and losses were caused by changes in the dollar in relation to other currencies (primarily the NIS and the Euro). The decrease in other income in 2012 relative to 2011 and the increase in other income for 2011 as compared to 2010 was due to the gain of $626,000 on the sale of an auction rate security that had been impaired in prior years and a gain of on the sale of an equity investment that we maintained in an independent online parts quoting service.

Income Taxes

     Income taxes and income taxes as a percentage of net income before taxes for the last three years, as well as the percentage change in income taxes between those years, were as follows:

		Year-over-		Year-over-
	2012	Year Change	2011	Year Change	2010
Income taxes	$9,687	-9.7%	$10,726	140.2%	$4,466
As a percent of
income before income taxes	52.3%		34.2%		32.3%

     The following is a reconciliation of the 2012 effective income tax rate compared with the 2011 effective rate and the 2011 effective income tax rate compared with the 2010 effective rate:

2010 Effective income tax rate	32.3%
2011 percentage increase in tax contingency reserve	0.9%
2011 percentage decrease in manufacturing deduction	0.8%
Other	0.2%
2011 Effective income tax rate	34.2%
2012 percentage decrease in tax contingency reserve	(3.9%)
2012 percentage increase in stock compensation expense	2.8%
2012 percentage increase in manufacturing deduction	(3.2%)
2012 percentage increase in non-deductible acquisition expenses	12.6%
2012 percentage decrease due to different tax rates	3.4%
Other	6.4%
2012 Effective income tax rate	52.3%

     Stratasys, Inc.’s historic effective income tax rate was between 32% and 35% during 2009-2011. Objet’s historic effective income tax rate was between 9.8% and 11.9% during 2009-2011. We expect our effective income tax rate rates for 2013 to reflect a blending of these historic effective income tax rates.

Net Income Attributable to Stratasys Ltd.

     Net income and net income as a percentage of our total revenues for the last three years, as well as the percentage change in net income between those years, were as follows:

		Year-over-		Year-over-
	2012	Year Change	2011	Year Change	2010
Net income attributable to Stratasys Ltd.	$8,491	-58.8%	$20,626	120.1%	$9,370
Percentage of Sales	3.9%		13.2%		8.0%

     For the reasons cited previously in this operating and financial review and prospects section, our net income for the year ended December 31, 2012 was lower than the prior year and net income for 2011 was higher than the prior year.

Supplemental Operating Results on a Pro Forma and Pro-Forma Non-GAAP Basis

Results of Operations on a Pro Forma Basis

     The following table sets forth unaudited pro forma condensed combined statements of operations information for the years ended December 31, 2012 and 2011, which combine the historical consolidated statements of operations of Stratasys, Inc. and Objet, giving effect to the merger as if it had been consummated on January 1, 2011.

     The pro forma combined financial information has been prepared consistent with SEC Regulation S-X, Article 11. The pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if the merger had been consummated on the date and in accordance with the assumptions described herein, nor is it necessarily indicative of future results of operations or financial position of the combined company

     This information has been derived from and should be read in conjunction with (i) the audited consolidated financial statements of Stratasys Ltd. included in this Form 20-F and (ii) the audited consolidated financial statements of Objet for the fiscal year ended December 31, 2011 included in the registration statement on Form F-4 (Commission File No. 333-182025) that was filed with the Securities and Exchange Commission on June 8, 2012.

	Year ended December 31, 2012				Year ended December 31, 2011

	Historical			Pro Forma	Historical			Pro Forma
	Combined	Adjustments		Combined	Combined	Adjustments		Combined
Net sales	357,986	1,068	(f)	359,054	276,990	-		276,990
Cost of sales	160,023	35,108	(f)(a)(b)(c)(e)	195,131	120,444	43,507	(a)(b)(d)	163,951
Gross profit	197,963	(34,040)		163,923	156,546	(43,507)		113,039
Research and development	34,286	2,637	(b)(c)	36,923	28,929	3,005	(b)	31,934
Selling, general and administrative	147,035	(5,803)	(f)(a)(b)(c)(e)	141,232	81,100	23,828	(a)(b)(d)	104,928
Operating income (loss)	16,642	(30,874)		(14,232)	46,517	(70,340)		(23,823)
Other income	2,124	-		2,124	1,118	-		1,118
Income (loss) before taxes	18,766	(30,874)		(12,108)	47,635	(70,340)		(22,705)
Income taxes	11,690	(2,283)	(g)	9,407	12,315	(4,167)	(g)	8,148
Net income (loss)
attributable to Stratasys Ltd.	7,015	(28,592)		(21,577)	35,320	(66,173)		(30,853)
____________________

     The specific pro forma adjustments are as follows:

a)	To reflect the amortization of intangible assets arising from the merger. Accordingly, pro forma adjustments for amortization expense have been included as follows:

	Year ended	Year ended
(in thousands)	December 31, 2012	December 31, 2011
Cost of sales—Products	$36,019	$39,294
Selling, general and administrative	8,220	8,967

b)	To reflect stock-based compensation expense. Objet stock options vest over a four-year period and were only exercisable upon the consummation of a liquidity event (as defined in the option plan). Objet treated the stock options as performance-based awards and, given that the consummation of a liquidity event was outside of the control of Objet, concluded that such performance condition was not probable. As a result, no stock-based compensation expense had been recognized on outstanding Objet stock options. The merger is a liquidity event and vested options became exercisable at the date of the merger. Under reverse acquisition accounting, Objet stock options are deemed (for accounting purposes only) to be replaced by Stratasys options. The fair value of these replacement options is determined by using the current Stratasys stock price as an input to the Black Scholes valuation model. The total fair value of these options of $227.7 million is allocated $183 million to services rendered prior to the merger date based upon vesting and included as part of the purchase price and $44.7 million to services to be rendered after the merger date, and will be included in future stock-based compensation expense. Accordingly, pro forma adjustments to increase stock-based compensation have been included as follows:

	Year ended	Year ended
(in thousands)	December 31, 2012	December 31, 2011
Cost of sales—Products	$1,029	$808
Cost of sales—Services	1,218	1,504
Research and development	3,205	3,005
Selling, general and administrative	17,190	16,762

c)	Elimination of one-time stock-based expense. Under the terms of the option awards, certain Stratasys, Inc. stock options granted prior to the date of the merger agreement were fully exercisable automatically upon the consummation of the merger. Stratasys, Inc. recognized a one-time stock-based compensation expense of $3.8 million on the date of the completion of the merger. Such amount is not reflected in the above as it is considered a nonrecurring charge that is be included in the statement of operations within twelve months following the transaction.

     Accordingly, pro forma adjustments for stock-based compensation expense have been included to reduce stock-based compensation expense as follows:

Year ended
(in thousands)	December 31, 2012
Cost of sales—Products	$(295)
Cost of sales—Services	(39)
Research and development	(568)
Selling, general and administrative	(2,909)

d)	Reclassification of shipping and handling costs. Objet shipping and handling costs of $1.9 million related to sales for the year ended December 31, 2011 have been reclassified from selling, general and administrative expenses to cost of sales to be consistent with Stratasys, Inc.’s classification. Shipping and handling costs for 2012 were included in cost of sales.

(e)	Elimination of transaction costs. Total transaction costs related to the merger of $25 million were recorded as an expense in combined selling, general and administrative expenses for the year ended December 31, 2012. The portion of the costs that were expensed have been removed from selling, general and administrative expenses with a pro forma adjustment for the year ended December 31, 2012 as these costs relate directly to the transaction and do not have an ongoing impact. No costs related to this transaction were expensed for the year ended December 31, 2011.

f)	Elimination of one-time expense as arising from the merger related to the amortization of purchase price adjustments for acquired deferred revenues, inventory and order backlog. Such amounts are not reflected in the above as these are considered nonrecurring charges that are to be included in the statement of operations within twelve months following the transaction.

     Accordingly, pro forma adjustments for one-time expenses have been included as follows:

Year ended
(in thousands)	December 31, 2012
Revenues	$1,068
Cost of sales—Products	(2,824)
Selling, general and administrative	(3,264)

g)	Income tax expense. To reflect the effect of the merger on the (provision) benefit for income taxes (with the exception of non-tax deductible stock-based compensation expense and transaction costs) for the years ended December 31, 2012 and 2011

Results of Operations on Pro Forma and Pro Forma Non-GAAP Basis

     The following tables sets forth certain unaudited pro forma condensed combined and unaudited pro forma condensed combined non-GAAP data for the years ended December 31, 2012 and 2011.

	2012	2011	2012	2011
	Pro Forma	Pro Forma	Pro Forma	Pro Forma
			Non-GAAP	Non-GAAP
Gross profit	$163,923	$113,039	$208,362	$156,369
Operating income (loss)	(14,232)	(23,823)	74,158	50,799
Net income (loss) attributable to Stratasys Ltd.	(21,577)	(30,853)	59,588	37,170

     The following table sets forth certain unaudited pro forma condensed combined and pro forma condensed combined non-GAAP data as a percentage of net sales for the years ended December 31, 2012 and 2011.

	2012	2011	2012	2011
	Pro Forma	Pro Forma	Pro Forma	Pro Forma
			Non-GAAP	Non-GAAP
Net sales	100.0%	100.0%	100.0%	100.0%
Gross profit	45.7%	40.8%	58.0%	56.5%
Operating income (loss)	-4.0%	-8.6%	20.7%	18.3%
Net income (loss) attributable to Stratasys Ltd.	-6.0%	-11.1%	16.6%	13.4%

     The foregoing pro forma non-GAAP data, which exclude the categories of expenses described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after the merger, when the exceptional merger and IPO related expenses will not recur, and (y) excluding non-cash charges for share-based compensation and amortization of intangible assets, which do not reflect actual cash outlays that impact our liquidity or our financial condition, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of merger-related, non-cash compensation and other charges, and may not provide a comparable view of our performance to other companies in our industry. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to any measure of financial performance calculated in accordance with GAAP.

Discussion of Results of Operations on Pro-Forma and Pro Forma Non-GAAP Basis

Gross Profit

     Gross profit for the past two years, gross profit as a percentage of sales, as well as the percentage change from year to year, were as follows:

				2012		2011
	2012	Year-over-	2011	Pro Forma	Year-over-	Pro Forma
	Pro Forma	Year Change	Pro Forma	Non-GAAP	Year Change	Non-GAAP
Gross profit	$163,923	45.0%	$113,039	$208,362	33.3%	$156,369
Percentage of sales	45.7%		40.8%	58.0%		56.5%

     Non-GAAP gross profit increased by $52.0 million, or 33.3%, to $208.4 million in 2012 as compared with $156.4 million in 2011. The increase was primarily attributable to sales growth in systems and consumables. The number of systems shipped increased by 28.8%, or 1,018 units, to 4,549 as compared to 3,531 units shipped in 2011. These increases evidence strong unit sales of our higher-priced Fortus systems and strong growth across the spectrum of Objet’s systems. The increase in Fortus system unit sales was primarily due to strong sales into DDM applications, which continued to expand in breadth, and the introduction of our Fortus 250mc in July 2011. The increase in Objet system sales reflected the continued maturation and growth of its distribution channels and the implementation of its strategy to capture market share, especially in the United States, as well as increased market penetration of the entry level desktop systems that it introduced in 2009. Consumables revenue in 2012 increased by 26.0%, driven by an acceleration in customer usage and our growing installed base of systems. The strong Fortus and Connex sales in 2012 and 2011 drove a higher amount of consumables sales growth given their relatively higher consumable utilization rates. We believe that the continued strength in Fortus system sales and our growing installed base of systems are positive indicators of strong consumables revenue growth in future periods.

     Non-GAAP gross profit was also positively impacted by sales growth in our RedEye paid parts service and our maintenance contracts. The increase in our RedEye paid parts service sales was primarily due to an increased new customer base and an increase in average sales price driven by the demand for large and complex production parts. The increase in maintenance contract sales reflected our growing base of installed systems.

     Non-GAAP gross profit as a percentage of revenues increased as compared to 2011 primarily due to increased sales volume to cover fixed overhead and a product mix that favored our higher-margin Fortus and Connex systems, which included the introduction of our new Fortus 250mc system and growth in our consumable sales.

Operating Income (Loss)

     Operating income (loss) and operating income (loss) as a percentage of our total revenues for the last two years, as well as the percentage change in operating income (loss) between those years, were as follows:

				2012		2011
	2012	Year-over-	2011	Pro Forma	Year-over-	Pro Forma
	Pro Forma	Year Change	Pro Forma	Non-GAAP	Year Change	Non-GAAP
Operating income (loss)	$(14,232)	-40.3%	$(23,823)	$74,158	46.0%	$50,799
Percentage of sales	-4.0%		-8.6%	20.7%		18.3%

     Non-GAAP operating income in 2012 increased by $23.4 million, or 46.0%, as compared to 2011. The increase in operating income was primarily due to the increase in sales discussed above. The increase in operating income attributable to sales growth was partially offset by an increase in operating expenses related to new product initiatives and changes in our product distribution strategy involving independent sales agents and indirect channels involving resellers, which resulted in increased sales commissions paid to those independent sales agents. In addition, operating income was affected by sales related commission expense to employees, significant expenses surrounding our new Mojo 3D printer launch and increased expenses for strategic initiatives to increase our market presence awareness by intensifying marketing efforts. The growth in operating income as a percentage of sales as compared to the prior year reflects our ability to leverage fixed costs and grow sales faster than operating expenses.

Net Income (Loss) Attributable to Stratasys Ltd.

     Net income and net income as a percentage of our total revenues for the last two years, as well as the percentage change in net income between those years, were as follows:

				2012		2011
	2012	Year-over-	2011	Pro Forma	Year-over-	Pro Forma
	Pro Forma	Year Change	Pro Forma	Non-GAAP	Year Change	Non-GAAP
Net income (loss) attributable to Stratasys Ltd.	$(21,577)	-30.1%	$(30,853)	$59,588	60.3%	$37,170
Percentage of sales	-6.0%		-11.1%	16.6%		13.4%

     Non-GAAP net income in 2012 increased by $22.4 million, or 60.3%, as compared to 2011. In addition to the factors discussed above, net income increased as compared to the prior year primarily due to a decrease in the effective tax rate that reflects a blending of the effective tax rates for Stratasys, Inc. and Objet. Stratasys, Inc.’s historic effective income tax rate was between 32% and 35% during 2009-2011. Objet’s historic effective income tax rate was between 9.8% and 11.9% during 2009-2011.

     A significant portion of our income after the December 1, 2012 merger date will be taxed in Israel. We expect to realize significant tax savings based on the determination that some of our industrial projects that have been granted “Approved Enterprise” and “Privileged Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. In addition, we are a Foreign Investors Company and Industrial Company as defined by the Israeli Investment Law, which entitles us to further reductions in the tax rate normally applicable to Approved Enterprises and Privileged Enterprises, depending on the level of foreign ownership, and certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

     The entitlement to the above benefits is conditional upon our fulfilling the conditions stipulated by the Investment Law and regulations. Should we fail to meet such requirements in the future, income attributable to our Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and we could be required to refund a portion of the tax benefits already received with respect to such programs.

Reconciliation of Pro Forma GAAP and Pro Forma Non-GAAP Results of Operations

				2012			2011
		2012	Non-GAAP	Pro Forma	2011	Non-GAAP	Pro Forma
		Pro Forma	Adjustments	Non-GAAP	Pro Forma	Adjustments	Non-GAAP
	Gross profit (1)	$163,923	$44,439	$208,362	$113,039	$43,330	$156,369
	Operating income (loss) (1,2)	(14,232)	88,390	74,158	(23,823)	74,622	50,799
	Net income (loss) attributable
	to Stratasys Ltd. (1,2,3)	(21,577)	81,165	59,588	(30,853)	68,023	37,170

(1)	Acquired Objet intangible
	assets amortization expense		39,294			39,294
	Acquired Solidscape intangible
	assets amortization expense		1,744			1,163
	Non-cash stock-based
	compensation expense		2,665			2,312
	Merger related expense		265			-
	Expense related to the
	revaluation of Solidscape, Inc.
	and Fasotech Co., Ltd inventory at acquisition		471			561
			44,439			43,330

(2)	Acquired Objet intangible
	assets amortization expense		8,967			8,967
	Acquired Solidscape intangible
	assets amortization expense		533			356
	Non-cash stock-based
	compensation expense		25,189			21,354
	Solidscape acquisition expense		-			615
	Merger related expense		9,262			-
			43,951			31,292
			88,390			74,622
(3)	Sale of an auction rate security		-			(626)
	Sale of an equity investment		-			(1,205)
	Tax expense related to
	adjustments		(7,225)			(4,768)
			$81,165			$68,023

Forward-looking Statements and Factors That May Affect Future Results of Operation

     See “Cautionary Note Regarding Forward-looking Statements” at the beginning of this annual report (following the table of contents).

Variability of Operating Results

     Our sales and profitability may vary in any given year, and from quarter to quarter, depending on the number and mix of products sold and the average selling price of the products and is also affected by the seasonality of our business, as discussed under “Seasonality” in Item 4.B. above. In addition, due to competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

     Our future results will be affected by a number of factors, including our ability to: increase the number of units sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost reduction program succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations and economic conditions in the geographic areas in which we operate. There can be no assurance that our historical performance in sales, gross profit and net income will improve or even continue, or that sales, gross profit and net income in any particular quarter will not be lower than those of preceding quarters, including comparable quarters of previous years. See Item 3.D - “Risk Factors” above.

Effective Corporate Tax Rate

     See “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

     We expect to derive a significant portion of our future income from facilities granted Approved or Privileged Enterprise status, and therefore expect that our effective tax rate may be significantly reduced from the historic rate of Stratasys, Inc. See “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments” in Item 4.B above. Income tax expense in our historical financial statements relates primarily to the income taxes of non-Israeli subsidiaries, as income from Objet Ltd. is included only for the month of December, 2012, subsequent to the merger. Furthermore, we have substantial operating loss carry-forwards in Israel.

     In the event we have taxable income in Israel, derived from sources other than Approved or Privileged Enterprises, such income would be taxable at the regular Israeli corporate tax rates described above.

     As part of the process of preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves our estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. Actual income taxes could vary from these estimates due to future changes in income tax law or results from final tax examinations and reviews.

Effects of Government Regulations and Location on our Business

     For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Israeli Tax Considerations and Government Programs” in Item 4.B above and the “Risks related to operations in Israel” in Item 3.D above.

Inflation

     We believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years.

Foreign Currency Transactions

     See “Foreign Currency Exchange Risk” in Item 11 below for a discussion of foreign currency transactions.

B. Liquidity and Capital Resources

     A summary of our statement of cash flows for the three years ended December 31, 2012 is as follows:

	2012	2011	2010
Net income	$8,823	$20,626	$9,370
Depreciation and amortization	19,497	10,348	9,342
Deferred income taxes	(2,266)	(113)	(328)
Stock-based compensation	8,874	1,587	1,242
Excess tax benefit from stock options	(15,192)	(2,620)	(2,515)
Fair value of warrant related to OEM agreement	-	-	4,988
Change in working capital and other	(18,242)	(7,316)	(128)
Net cash provided by operating and other activities	1,494	22,512	21,971
Net cash from provided by (used in) investing activities	81,518	(38,806)	(49,294)
Net cash provided by financing activities	30,489	8,769	6,780
Effect of exchange rate changes on cash	233	63	(218)
Net increase (decrease) in cash and cash equivalents	113,734	(7,462)	(20,761)
Cash and cash equivalents, beginning of year	20,092	27,554	48,315
Cash and cash equivalents, end of year	$133,826	$20,092	$27,554

     Our cash and cash equivalents balance increased by $113.7 million to $133.8 million at December 31, 2012 from $20.1 million at December 31, 2011. The increase was primarily due to $81.5 million of cash provided by investing activities, which reflected the sale and maturity of investments and the merger. In addition, cash provided by financing activities provided $30.5 million in proceeds from the exercise of stock options and the related excess tax benefit. Cash and cash equivalents decreased by $7.5 million to $20.1 million at December 31, 2011 from $27.6 million at December 31, 2010. The decrease is primarily due to $38.8 million spent for the acquisition of investments, property and equipment, intangible assets and Solidscape, partially offset by $22.5 million of cash flows from operations and $6.1 million in proceeds from the exercise of stock options.

Cash flow from operating activities

     We generated $1.5 million in cash from operating activities during 2012. Net income of $8.8 million was favorably adjusted for non-cash charges of $19.5 million in depreciation and amortization and stock-based compensation expense of $8.9 million. Non-cash charges that unfavorably affected cash provided by operating activities were a $2.3 million deferred tax benefit and a $15.2 million excess tax benefit from stock option exercises.

     Changes in working capital providing cash from operations in 2012 included a $21.3 million increase in accounts payable and other current liabilities primarily driven by an overall increase in operating expenses and timing of payments. A decrease in unearned revenues and other non-current liabilities provided cash from operations of $0.9 million. Changes in working capital using cash from operations included a $28.5 million increase in accounts receivable due to strong order flow and the merger and an increase of inventory of $7.7 million in anticipation of strong order flow and expected sales growth resulting from the merger. An increase in receivables from sales-type leases used cash of $4.2 million, reflecting strong sales growth and continued success of our leasing program. In addition, a decrease in prepaid expenses and other current assets provided cash from operating activities of $0.5 million.

     We generated $22.5 million in cash from operating activities during 2011, primarily driven by net income of $20.6 million. Net income was adjusted for non-cash charges of $10.3 million in depreciation and amortization, stock-based compensation expense of $1.6 million, a $1.8 million gain on the sale of an equity investment and an auction rate security, excess tax benefits on stock option exercises of $2.6 million and $0.3 million from deferred tax benefits and the gain on disposal of fixed assets.

     Changes in working capital that provided cash from operations in 2011 included a $6.5 million increase in accounts payable and other current liabilities primarily driven by an overall increase in operating expenses and timing of payments. A decrease in prepaid expenses, unearned revenues and other assets provided cash from operations of $2.3 million. Changes in working capital using cash from operations included a $5.8 million increase in accounts receivable due to strong order flow and an increase of inventory of $5.8 million in anticipation of strong order flow, anticipated sales growth for both systems and consumables and the acquisition of Solidscape. An increase in receivables from sales-type leases used cash of $2.6 million, reflecting strong sales growth and the success of our leasing program.

     We generated $22.0 million in cash from operating activities during 2010, primarily driven by net income of $9.4 million. Net income was favorably adjusted for non-cash charges of $9.3 million in depreciation and amortization, stock-based compensation expense of $1.2 million and $5.0 million related to the fair value of the HP warrant. Non-cash charges that unfavorably affected cash provided by operating activities were excess tax benefits on stock option exercises of $2.5 million and $0.3 million from deferred tax benefits.

     Changes in working capital providing cash from operations in 2010 included a $4.5 million increase in accounts payable and other current liabilities primarily driven by timing of payments. A decrease in receivables from sales-type leases, other assets and unearned revenues provided cash from operations of $2.7 million. Changes in working capital using cash from operations included a $0.8 million increase in accounts receivable, an increase of inventory of $5.4 million in anticipation of strong order flow and anticipated sales growth for both systems and consumables and a $1.1 million increase in prepaid expenses.

Cash flow from investing activities

     Our investing activities provided cash of $81.5 million in 2012 and used cash of $38.8 million and $49.3 million in 2011 and 2010, respectively.

     The sale and maturity of investments and redemption of short-term bank deposits, net of investment purchases, provided cash of $54.9 million for investing activities in 2012. The sale and maturity of investments, net of investment purchases provided $16.9 million in 2011, and used cash of $40.2 million in 2010.

     Property and equipment acquisitions, net of sales, totaled $11.8 million, $12.8 million, and $7.8 million in 2012, 2011 and 2010, respectively. Over the three-year period ended December 31, 2012, our principal property and equipment acquisitions were for manufacturing or engineering development equipment, tooling, leasehold improvements and the acquisition of computer systems and software applications. Payments for intangible assets, including patents and capitalized software, amounted to $3.0 million, $4.3 million and $1.3 million in 2012, 2011, and 2010, respectively.

     The all-stock merger provided $41.5 million of cash for investing activities in 2012. The cash acquisition of Solidscape, net of cash acquired, used $38.6 million of cash for investing activities in 2011.

Cash flow from financing activities

     Proceeds from the exercise of stock options provided cash of $15.3 million, $6.1 million and $6.4 million in 2012, 2011 and 2010, respectively. During 2010, we used cash of $2.1 million for the repurchase of vested stock options. The excess tax benefit from the exercise of stock options and warrant was $15.2 million, $2.6 million and $2.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Capital resources and capital expenditures

     Our total current assets amounted to $323.3 million at December 31, 2012, most of which consisted of cash and cash equivalents, short-term bank deposits, accounts receivable, and inventories. Total current liabilities amounted to $94.4 million. We believe that we will have adequate cash and cash generated from operating activities to fund our ongoing operations in 2013. We may make investments in fixed assets, process improvements, information technology, and human resource development activities that will be required for future growth. We estimate that we will spend between approximately $35.0 million and $45.0 million in 2013 for property and equipment.

     As part of our business strategy, we plan to consider and, as appropriate, make acquisitions of other businesses, products, product rights or technologies. Our cash reserves and other liquid assets may be inadequate to consummate such acquisitions and it may be necessary for us to issue stock or raise substantial additional funds in the future to complete future transactions. In addition, as a result of our acquisition efforts, we are likely to experience significant charges to earnings and significant cash outflows for merger and related expenses (whether or not our efforts are successful) that may include transaction costs, closure costs or costs of restructuring activities.

Contractual obligations

     For information concerning our material commitments as of December 31, 2012, see Item 5.F below (“Tabular Disclosure of Contractual Obligations”).

C. Research and Development, Patents and Licenses, Etc.

     For a discussion of our research and development policies, see “Research and Development” and “Regulation— Israeli Tax Considerations and Government Programs – Law for the Encouragement of Capital Investments” in Item 4.B above and the “Risks related to operations in Israel” in Item 3.D above.

D. Trend Information.

     For trend information, see the Risk Factors described in Item 3.D above, the “Overview” and “Operating Results” sections of this Item 5 - “Operating and Financial Review and Prospects” and Item 4 - “Information on the Company” above.

E. Off-Balance Sheet Arrangements.

     Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

     We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations.

     The following table summarizes our known contractual obligations and commitments as of December 31, 2012 that we expect to require significant cash outlays in the future (in thousands):

	Payments Due by Period
		Less Than	1-3	3-5	More Than
		1 Year	Years	Years	5 Years
					2018 and
	Total	2013	2014-2015	2016-2017	Thereafter
Operating lease obligations (1)	$10,323	$3,409	$4,953	$1,961	$-
Purchase obligations (including
purchase orders)	30,200	30,200	-	-	-
Accrued post-employment benefits (2)	1,438	76	38	139	1,185
	$41,961	$33,685	$4,991	$2,100	$1,185
____________________

(1)	Includes lease obligations for facilities, vehicles and certain equipment.

(2)	Comprises severance pay obligations to our employees in Israel, as required under Israeli labor laws, which are payable only upon termination of employment or retirement of the respective employees. See Note 19 to our consolidated financial statements included in this annual report for further information regarding our liability for post-employment benefits.

     The total amount of unrecognized tax benefits for uncertain tax positions was $1.7 million as of December 31, 2012. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table. Also, the obligations amounts in the above table do not include royalties that we are obligated to pay to one of our suppliers on sales of certain resin consumables at a rate of 3% for 2013 and thereafter.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

     The following table lists the names and ages of our current directors, as well as the names, ages and positions of the current members of our senior management, as of the filing date of this annual report:

Name	Age	Position
S. Scott Crump	59	Chairman of the Board of Directors and Chief Innovation Officer
Elchanan Jaglom	71	Chairman of the Executive Committee
David Reis	52	Chief Executive Officer
Edward J. Fierko	71	Director
Ilan Levin	47	Director
John J. McEleney	50	Director
Clifford H. Schwieter	65	Director
Adina Shorr	52	Director
Eyal Desheh	60	External Director
Victor Leventhal	68	External Director
Erez Simha	50	Chief Financial Officer and Chief Operating Officer (Israel)

     S. Scott Crump, who has served as our Chairman of the Board since the merger and as our Chief Innovation Officer since February 2013, previously served as Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. During the period from 1982 to 1988, Mr. Crump was a co-founder and Vice President of Sales of IDEA, Inc., which later changed its name to SI Technologies, Inc., a leading manufacturer of force, load and pressure transducers. Mr. Crump continued to be a director and shareholder of that company until its sale to Vishay Intertechnologies, Inc. (NYSE: VSH) in April 2005. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

     Elchanan Jaglom has served as Chairman of the Executive Committee of our company since the merger. Prior to that time, he served as Chairman of Objet’s board of directors from 2001 until the merger. Mr. Jaglom is also the Chairman of Diamond Capital Management Ltd., the investment manager of the Diamond Group of investment funds. In parallel to his involvement with these entities, Mr. Jaglom has been involved in private equity and venture capital investment since the early 1980s, focusing primarily on early-stage technology companies. He is currently a member of the Board of Trustees of the Tel Aviv Museum of Art and the Ben Gurion University of the Negev. He holds a bachelor’s degree in economics and statistics from the Hebrew University in Jerusalem and an M.B.A from New York University.

     David Reis has served as our (and, prior to the merger, as Objet’s) Chief Executive Officer since March 2009. He also served as a director of Objet from 2003 until the closing of the merger. Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion/Israel Institute of Technology and an M.B.A. from the University of Denver.

     Edward J. Fierko, who has served as a director of our company since the merger, also served in that capacity for Stratasys, Inc. from February 2002 until the merger. Since May 2003, Mr. Fierko has been President of EJF Associates, a consulting firm. From March 2003 to May 2003, Mr. Fierko was Vice President of GE Osmonics, Inc., a manufacturer of reverse osmosis water filtration devices. From November 1999 through February 2003, he served as President and Chief Operating Officer of Osmonics, and from November 1998 to September 1999 he served as Executive Vice President of Osmonics. From September 1987 to August 1998, Mr. Fierko was President and CEO of Ecowater International, a holding company with operating companies in the water, waste and special process treatment industry. Prior to that, Mr. Fierko held several management positions over a 23-year career at General Electric Company (NYSE: GE). He holds a B.S. in Accounting from La Salle University.

     Ilan Levin has served as a director of our company since 2000. Mr. Levin was appointed as President and Vice Chairman of the Objet board in February 2011, in which position he remained until the merger. He has been involved in venture capital and private equity investment activity since 1997, acting as a member of the board of directors and as an advisor for a wide variety of technology-related companies, as well as a director for Vision Sigma Ltd. (TLV: VISN:IT). From 2003 through 2009, he served as Chief Executive Officer of CellGuide Ltd. He holds a B.A.Sc. from the University of Toronto and an LL.B. from Tel Aviv University.

     John J. McEleney, who has served as a director of our company since the merger, served as a director of Stratasys, Inc. from 2007 until the merger. He is the Chief Executive Officer of Cloud Switch, which was recently acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (NASDAQ: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.

     Clifford H. Schwieter has been a director of our company since the merger, after having served in that same capacity for Stratasys, Inc. from 1994 until the merger. Since 2009, Mr. Schwieter has been the President and a Managing Director of C.H. Schwieter and Associates, LLC, a management and financial consulting firm; he also served in that capacity from 1994 to 2002. From 2002 to 2009, Mr. Schwieter was the President and Chief Executive Officer of Concise Logic, Inc., a software development company focused on semiconductor design tools. From July 1992 to March 1994, he served as President, Chief Executive Officer and a director of Centric Engineering Systems, Inc., which was engaged in the development of mechanical design and analysis software for computing systems ranging from workstations to mainframes and massively parallel networked computing environments. Mr. Schwieter was Vice President and General Manager of the Electronic Imaging Systems Division of the DuPont Company (NYSE: DD) from 1986 to 1991. From 1971 to 1986, Mr. Schwieter was with the General Electric Company (NYSE: GE), where he served as Vice President of GE’s Calma Company from 1985 to 1986 and was responsible for that subsidiary’s worldwide business in the mechanical design and factory automation arena. He was President and Representative Director of GE Industrial Automation, Ltd., a joint venture between GE and C. Itoh & Company located in Tokyo, from 1982 to 1985. He holds a B.S. in Industrial Management from the University of Cincinnati.

     Adina Shorr has served as a director of our company since May 2012. Ms. Shorr previously served as Objet’s Chief Executive Officer for a six-year period ending in March 2009. Ms. Shorr currently serves as Chief Executive Officer of CellGuide, a fabless semiconductor and design services company that focuses on location and navigation solutions, which she joined in October 2009. She holds an M.B.A. and a B.A. both from Michigan State University.

     Eyal Desheh serves as an external director of our company. His appointment to that position was effective upon the closing of the merger, on December 1, 2012, and was ratified by our shareholders in February 2013. Mr. Desheh has served as Chief Financial Officer of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), a global pharmaceutical and drug company, since July 2008. From 2000 until 2008, he served as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. (NASDAQ:CHKP), a global leading provider of network security solutions. From 1996 until 2000 he served as CFO of Scitex Corporation Ltd. (NASDAQ & TASE: SCIX), and from 1989 until 1996, he served as deputy CFO of Teva Pharmaceuticals Ltd. Mr. Desheh holds a B.A. in Economics and an M.B.A. in Finance, both from the Hebrew University in Jerusalem.

     Victor Leventhal serves as an external director of our company. His appointment to that position was effective upon the closing of the merger, on December 1, 2012, and was ratified by our shareholders in February 2013. Mr. Leventhal has served as a consultant to SolidWorks Corporation, a 3D CAD software company, since 2006. From 2001 to 2006, he was a Group Executive for Dassault Systemes S.A. (NASDAQ: DASTY), the parent company of SolidWorks, where he served on the Global Management Committee. From 1995 to 2001, Mr. Leventhal was the Chief Operating Officer of SolidWorks, where he was responsible for growing the business from its inception. From 1990 to 1995, Mr. Leventhal was the Chief Executive Officer of CAD Solutions, LLC, a leading reseller of 2D and 3D CAD products, which he helped grow from a $5 million company to a $32 million company. From 1985 to 1990, he held numerous executive positions, including serving as the Executive Vice President of Computerland, the largest computer retailer at the time, where he was responsible for franchise development, major account sales, marketing, training, purchasing and vendor relations. Prior to that time, he held various administrative, operations, marketing and financial positions at IBM for 18 years. He is currently serving on the Advisory Board for SalesKatz, a company providing information to sales people using proprietary search engine technology. He has also served on the boards of directors of Solido, a 3D printing company, Graphisoft, an architectural software company, and 3D Express, a startup company in the rapid prototyping industry. Mr. Leventhal received a B.B.A. from the University of Texas.

     Erez Simha, who joined Objet in November 2011 as its Chief Operations Officer and Chief Financial Officer, has served as our Chief Financial Officer and as our Chief Operating Officer (Israel) since the merger. Previously, he served as Corporate Vice President and Chief Financial Officer of Orbotech Ltd. (NASDAQ GS: ORBK), a developer of automated optical inspection systems and imaging solutions, from July 2009 to March 2011, prior to which he had served in several other capacities at Orbotech and its affiliates, including as Corporate Vice President for Finance from September 2008 to June 2009, Vice President of Finance and Operations at Orbotech Pacific Ltd. from April 2007 to August 2008 and Vice President of Finance, Operations and Customer Support at Orbotech S.A. from May 2004 to March 2007. Prior to joining Orbotech, Mr. Simha served as Chief Financial Officer of Wiseband Communications Ltd., a developer of digital multi carrier power amplifiers for the wireless communications industry, from 2000 to 2004; as the general manager of a private company engaged in the import and distribution of professional and technical equipment for the building and metal industries, from 1994 to 2000; and as the controller of Mishkan—Hapoalim Mortgage Bank, from 1990 to 1994. Mr. Simha is a certified public accountant and holds a B.A. in economics and accounting and an M.B.A. from Tel Aviv University.

Arrangements for Election of Directors and Members of Management; Family Relationships

     As agreed upon in the merger agreement and as reflected in our amended articles, until December 1, 2014, the second anniversary of the merger, our board of directors will consist of (i) four class A directors, including one external director, who were appointed by Objet’s board of directors prior to the merger; (ii) four class B directors appointed by the Stratasys, Inc. board of directors prior to the merger; and (iii) one class B director, appointed by the Stratasys, Inc. board of directors and approved by Objet’s board of directors prior to the merger. For additional information concerning this arrangement, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below. There are no family relationships among any directors or members of our senior management.

B. Compensation.

     The following table presents all compensation that we (that is, Stratasys Ltd., formerly known as Objet Ltd.) paid, or accrued, during the year ended December 31, 2012 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table does not include any amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during this period. The table furthermore excludes amounts paid by Stratasys, Inc. to any of our directors and members of senior management prior to the merger.

Salaries, Fees, Bonuses
	Commissions, and	Pension, Retirement
	Related Benefits Paid	and Other Similar
	or Accrued(1)	Benefits Accrued
All directors and members of senior management as a group,
consisting of 12 persons(2)	$1,771,927 (3)	$88,379
____________________

(1)	Does not include the value attributable to stock option grants. For a discussion of stock option grants to our directors and members of senior management, see below.

(2)	Comprised of the 11 directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above, as well as one additional director who resigned from Objet’s board of directors effective upon the consummation of the merger.

(3)	This compensation amount for the year ended December 31, 2012 excludes an aggregate of $100,000 of bonuses that were paid in 2012 in respect of services that had been performed during the previous year.

     Pursuant to the Companies Law, prior to its amendment in December 2012, the fees payable to our directors required the approval of the audit committee of our board, our board of directors and our shareholders (in that order). The executive committee of our board of directors has the authority to make proposals to the audit committee regarding the remuneration of directors. Following the December 2012 amendment to the Companies Law, the fees payable to our directors will instead require approval by (i) a compensation committee of the board, (ii) the board of directors and (iii) our shareholders (in that order). Please see “Compensation Policy and Committee” in Item 6.C (“Board Practices”) below for further information regarding changes to the Companies Law in connection with the compensation of directors.

     The following table sets forth the directors’ fees, salary or other compensation (excluding value attributable to stock option grants and excluding reimbursement for reasonable expenses incurred in connection with services) that is payable to each of our current directors on an annual basis:

			Per Meeting Fee (In
Name of Director	Annual Fee/Salary		Person/ Telephonic)
S. Scott Crump	$255,198	(1)	--
Elchanan Jaglom	$420,000	(2)	--
Edward J. Fierko	$20,000		$1,500/ $250
	$232,800 plus NIS
Ilan Levin	324,000	(3)	--
John J. McEleney	$20,000		$1,500/ $250
Clifford H. Schweiter	$20,000		$1,500/ $250
Adina Shorr	$60,000	(4)	--
Each of our external directors (5)	NIS 97,500		NIS 3,750
____________________

(1)	Constitutes the aggregate salary payable to Mr. Crump for all of the services that he provides to our company, including in respect of his roles as Chairman of the Board and Chief Innovation Officer of our company. Our shareholders have also approved (prior to the merger) a bonus target of $172,540 for Mr. Crump.

(2)	Constitutes salary payable in respect of the consulting and director services provided by an entity affiliated with Mr. Jaglom. Does not include Israeli value added tax, or VAT, that is due on the salary payable to Mr. Jaglom.

(3)	These amounts exclude other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car that we provide to Mr. Levin.

(4)	Does not include VAT that is due on the salary payable to Ms. Shorr.

(5)	Consists of Messrs. Eyal Desheh and Victor Leventhal. The fees payable to our external directors are regulated under the Companies Law.

     During the year ended December 31, 2012, in connection with the merger, we assumed a total of 310,300 options to purchase ordinary shares (which had been exercisable for an equivalent number of shares of common stock of Stratasys, Inc.) held by members of the board of directors and management of Stratasys, Inc. who became members of our management and/or board of directors. In 2012, we furthermore granted stock options to purchase an aggregate of an additional 50,438 of our ordinary shares to certain of our directors and members of our senior management. Information concerning those options that were assumed or granted to our directors during 2012 is set forth in the table below:

Number of Shares
Underlying Options
Name of Director	Assumed or Granted	Exercise Price per Ordinary Share	Expiration Date of Options
		For 14,000 options: $23.04;	For 14,000 options: November 7, 2013;
		for 14,000 options: $13.22;	for 14,000 options: November 23, 2014;
S. Scott Crump	94,000 (assumed)	for 14,000 options: $9.90;	for 14,000 options: June 3, 2015;
		for 16,000 options: $18.26;	for 16,000 options: February 12, 2016;
		for 18,000 options: $25.50;	for 18,000 options: August 29, 2017;
		for 18,000 options: $46.87	for 18,000 options: June 18, 2018
Elchanan Jaglom	--	--	--
		For 2,800 options: $23.04;	For 2,800 options: November 7, 2013;
		for 14,000 options: $13.22;	for 14,000 options: November 23, 2014;
Edward J. Fierko	77,200 (assumed)	for 8,400 options: $9.90;	for 8,400 options: June 3, 2015;
		for 16,000 options: $18.26;	for 16,000 options: February 12, 2016;
		for 18,000 options: $25.50;	for 18,000 options: August 29, 2017;
		for 18,000 options: $46.87	for 18,000 options: June 18, 2018
Ilan Levin	--	--	--
		For 2,800 options: $24.65;	For 2,800 options: December 17, 2013;
		for 5,600 options: $13.22;	for 5,600 options: November 23, 2014;
John J. McEleney	56,000 (assumed)	for 5,600 options: $9.90;	for 5,600 options: June 3, 2015;
		for 9,600 options: $18.26;	for 9,600 options: February 12, 2016;
		for 14,400 options: $25.50;	for 14,400 options: August 29, 2017;
		for 18,000 options: $46.87	for 18,000 options: June 18, 2018
		For 2,800 options: $23.04;	For 2,800 options: November 7, 2013;
		for 5,600 options: $13.22;	for 5,600 options: November 23, 2014;
Clifford H. Schweiter	65,600 (assumed)	for 8,400 options: $9.90;	for 8,400 options: June 3, 2015;
		for 12,800 options: $18.26;	for 12,800 options: February 12, 2016;
		for 18,000 options: $25.50;	for 18,000 options: August 29, 2017;
		for 18,000 options: $46.87	for 18,000 options: June 18, 2018
Adina Shorr	--	--	--
Eyal Desheh	17,259 (granted)	$7.82	December 1, 2022
Victor Leventhal	33,179 (granted)	$74.95	December 1, 2022

     Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set annually by our Chief Executive Officer and approved by our compensation committee (once it is formed, in accordance with the recent amendment to the Companies Law) and our board of directors, in that order. Currently, prior to the formation of our compensation committee, our executive committee recommends approval of such bonuses and our audit committee approves them prior to board approval. These same corporate bodies also set the bonus targets for our Chief Executive Officer. In accordance with a December 2012 amendment to the Companies Law, we will be adopting, on or prior to September 12, 2013, a compensation policy that will govern the compensation of our directors and senior management and which will be approved by (i) a compensation committee of the board, (ii) the board of directors and (iii) our shareholders (in that order). Please see “Compensation Policy and Committee” in Item 6.C (“Board Practices”) below for further information.

     For a description of the terms of our stock option and share incentive plans, see “Share Ownership - Stock Option and Share Incentive Plans” in Item 6.E below.

C. Board Practices.

Board of Directors

     Under the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him and the provisions of our articles that restrict a change in our Chief Executive Officer during the initial two-year period following the merger. All other executive officers are also appointed by our board of directors, subject to the terms of any applicable employment agreements that we may enter into with them.

     Under our amended articles, which were effective upon the merger, other than during the initial two-year term following the merger, our board of directors must consist of at least seven and not more than 11 directors, including at least two external directors required to be appointed under the Companies Law. As agreed upon in the merger agreement and as reflected in our articles, for an initial two year term following the merger (which will conclude on December 1, 2014), our board of directors will consist of (i) four class A directors, including one external director, who were appointed by Objet’s board of directors prior to the merger; (ii) four class B directors appointed by the Stratasys, Inc. board of directors prior to the merger; and (iii) one class B director who also serves as an external director, appointed by the Stratasys, Inc. board of directors and approved by Objet’s board of directors prior to the merger. Our current class A directors consist of Elchanan Jaglom, Ilan Levin, Adina Shorr and Eyal Desheh, while our current class B directors consist of S. Scott Crump, Edward J. Fierko, John J. McEleney, Clifford H. Schwieter and Victor Leventhal. The appointment of Messrs. Desheh and Leventhal, who serve as our class A and class B external directors, respectively, was ratified by our shareholders in February 2013.

     Unless our 2014 annual general meeting of shareholders is held after expiration of the initial two-year term for our board, we will hold a special general meeting within 60 days after expiration of the initial term for the purpose of electing directors. Our board of directors, acting by a majority vote that must include the vote of two class A directors and two class B directors, will nominate between seven and 11 persons to stand for election at that meeting. Those nominees will exclude our external directors, who will continue to serve on the board for the remainder of their initial three-year term under the Companies Law, from the date of the ratification of their election by our shareholders in February 2013, to February 2016.

     Thereafter, directors of our company, other than external directors, will be elected each year at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. For more information, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below.

     Our articles provide that during the initial two-year term following the merger, if the office of a class A director or class B director is vacated, such office may only be filled by the remaining class A or class B directors, respectively (subject, in the case of external directors, to the requirements of the Companies Law). Following the initial two-year term, our board of directors may appoint directors to fill vacancies on the board, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated. Following their initial three-year term, our external directors may be elected for up to two additional three-year terms under the circumstances described below and potentially for additional incremental three-year terms if additional requirements are met. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “—External Directors” in this Item 6.C below.

     In accordance with the exemption available to foreign private issuers under the NASDAQ Listing Rules, we do not follow the requirements of the NASDAQ rules with regard to the process of nominating directors. Instead, we follow Israeli law and practice, in accordance with which, following the initial two year term, our board of directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election. Under the Companies Law and our amended articles, nominations for directors may also be made by any shareholder holding at least one percent (1%) of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been delivered to our registered Israeli office by January 31 of the calendar year in which the upcoming annual general meeting will be convened.

     In addition to its role in making director nominations, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “—External Directors” in this Item 6.C below. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of our company and the scope and complexity of its operations. Our board of directors has determined that our company requires one director with such expertise.

External Directors

     Under the Companies Law, the boards of directors of companies whose shares are publicly traded, including companies with shares listed on the NASDAQ Global Select Market, are required to include at least two members who qualify as external directors. Eyal Desheh and Victor Leventhal serve as our initial external directors.

     The Companies Law provides that external directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

  the majority voted in favor of election includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, which we refer to as a disinterested majority; or

  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the election of the director does not exceed two percent (2%) of the aggregate voting rights in the company.

     The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

     After an initial term of three years, external directors may be reelected to serve in that capacity for up to two additional three-year terms, provided that either (i) his or her service for each such additional term is recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent (2%) of the aggregate voting rights in the company; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above). The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Select Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders’ meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

     If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a replacement external director.

     Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and compensation committee (upon its establishment later in 2013) must include all external directors then serving on the board of directors. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to applicable regulations. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

     The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of the controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other prohibited relationship with the company or, with any person or entity controlling the company of a relative of such person, with any entity controlled by or under common control with the company; or (b) in the case of a company with no controlling shareholder, any affiliation or other prohibited relationship with a person serving as chairman of the board, chief executive officer, a substantial shareholder or the most senior office holder in the company’s finance department.

     The term “relative” is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons. The term affiliation and the similar types of prohibited relationships include (subject to certain exemptions):

  an employment relationship;
  a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);
  control; and
  service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

     The term “office holder” is defined under the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions, regardless of that person’s title.

     In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company for his or her role as a director. This prohibition does not apply to compensation paid or given in accordance with Companies Law regulations or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage. Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an executive officer or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

     If at the time at which an external director is appointed all members of the board of directors not otherwise affiliated with the company are of the same gender, the external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

     According to regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the NASDAQ Listing Rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under Israeli law, then neither of our external directors is required to possess accounting and financial expertise as long as both possess other requisite professional qualifications.

     A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, in such a manner which allows him or her to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public service, (ii) an academic or other degree or has completed other higher education, all in the field of business of the company or relevant for his/her position, or (iii) at least five years of experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office or a senior position in the company’s main line of business.

Our board of directors has determined that Eyal Desheh has accounting and financial expertise and Victor Leventhal possesses professional qualifications as required under the Companies Law.

Board Committees

Audit Committee

     Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must consist of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, or any director employed by or otherwise providing services to the company or to a controlling shareholder or any entity controlled by a controlling shareholder.

     Under a recent amendment to the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as either an external director or as a director who meets the following criteria:

  he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

  he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

     The members of our audit committee consist of Edward J. Fierko, along with our two external directors, Messrs. Desheh and Leventhal. Our board of directors has determined that each of Messrs. Fierko, Desheh and Leventhal meets the independence requirements set forth in the Listing Rules of the NASDAQ Stock Market and in Rule 10A-3 under the Exchange Act, as well as the independence criteria under the Companies Law.

     Our board of directors has determined that Mr. Desheh qualifies as an audit committee financial expert, as defined under Item 16A of the SEC’s Form 20-F, and has the requisite financial sophistication set forth in the NASDAQ rules and regulations.

     Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and the Listing Rules of the NASDAQ Stock Market, as well as the requirements for such committee under the Companies Law, including the following:

  oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

  recommending the engagement or termination of the person filling the office of our internal auditor; and

  recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

     Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

     Under the Companies Law, our audit committee is responsible for (i) determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices, (ii) determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is material) (see “—Approval of related party transactions under Israeli Law” below in this Item 6.C), (iii) where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board and propose amendments thereto, (iv) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (v) examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor and (vi) establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees. Our audit committee may not approve an action or a related party transaction, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

     Currently (until we appoint a compensation committee in accordance with the December 2012 amendment to the Companies Law described below), our audit committee also serves the role of recommending to our board of directors the compensation of our office holders (after itself receiving a recommendation as to such compensation from our executive committee).

Executive Committee

     Upon the closing of the merger, our board of directors appointed an executive committee. The role of this committee is to oversee the integration of our constituent companies, and to assist in the implementation of the business strategy of our company, subject to board approval for matters outside of the ordinary course of business (as is required under the Companies Law). The representation of each of our constituent companies on the executive committee is equal. Messrs. Elchanan Jaglom, who serves as chairman of the executive committee, and Eyal Desheh, who were nominated by Objet to serve on the committee, serve alongside Messrs. Scott Crump and John McEleney, who were Stratasys, Inc. directors before the merger. Mr. David Reis, as our Chief Executive Officer, serves in an observer capacity on the committee.

Compensation Policy and Committee

     Under a December 2012 amendment to the Companies Law, we will be required to appoint a compensation committee and to establish a policy regarding the terms of engagement of office holders, or a compensation policy. Such compensation policy will need to be set by our board, after considering the recommendations of our newly-appointed compensation committee, and will require shareholder approval.

     The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

  the knowledge, skills, expertise and accomplishments of the relevant director or executive;
  the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;
  the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;
  the impact of disparities in salary upon work relationships in the company;
  the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and
  as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

     The compensation policy must also include the following principles:

  the link between variable compensation and long-term performance and measurable criteria;
  the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;
  the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements; and
  the minimum holding or vesting period for variable, equity-based compensation.

     The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

     Under the amendment, the compensation committee will be responsible for (a) recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of our office holders as well as functions previously fulfilled by our audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

  recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);
  recommending to the board periodic updates to the compensation policy;
  assessing implementation of the compensation policy; and
  determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders (under special circumstances).

     The compensation committee must consist of at least three (3) members, including all of our external directors. Each remaining compensation committee member must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee will be subject to the same Companies Law restrictions as the audit committee as to (a) committee membership and (b) who may not be present during committee deliberations (as described under “—Approval of Related Party Transactions Under Israeli Law— Fiduciary Duties of Directors and Executive Officers— Disclosure of Personal Interests of an Office Holder” below).

     The NASDAQ Listing Rules also require that the compensation of the chief executive officer and all other executive officers of our company be determined, or be recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee consisting solely of independent directors. We have opted to follow home country practice (in keeping with the Companies Law requirements described above) for our prospective compensation committee in lieu of these NASDAQ requirements, given that the two sets of requirements are not identical. See Item 16.G of this annual report (“Corporate Governance”) below.

     We have not yet appointed our compensation committee, but intend to do so in 2013, in keeping with the requirement that we do so within a reasonable time after the effectiveness of the Companies Law amendment in December 2012. Under that amendment, we will have until September 12, 2013 to adopt our compensation policy.

Nominating committee

     Our board of directors does not currently have a nominating committee, as director nominations are made in accordance with the terms of our articles, as described in “—Board of Directors” above. We rely upon the exemption available to foreign private issuers under the Listing Rules of the NASDAQ Stock Market from the NASDAQ listing requirements related to independent director oversight of nominations to our board of directors and the adoption of a formal written charter or board resolution addressing the nominations process. Also see Item 16.G “Corporate Governance” below.

Internal Auditor

     Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and nominated by the board of directors. An internal auditor may not be:

  a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;
  a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;
  an office holder (including a director) of the company (or a relative thereof); or
  a member of the company’s independent accounting firm, or anyone on his or her behalf.

     The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. Moshe Cohen of Chaikin Cohen Rubin & Co. serves as our internal auditor since his appointment effective upon the merger.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

     The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under Item 6.A “Directors and Senior Management” is an office holder under the Companies Law.

     An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company. The duty of care includes a duty to use reasonable means to obtain:

  information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and
  all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

  refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;
  refrain from any activity that is competitive with the company;
  refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and
  disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder

     The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her and any documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A “personal interest” includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an “extraordinary transaction” is defined as any of the following:

  a transaction other than in the ordinary course of business;
  a transaction that is not on market terms; or
  a transaction that may have a material impact on a company’s profitability, assets or liabilities.

     If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith. Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction with an office holder. Compensation of, or an undertaking to indemnify or insure, an office holder, requires approval by the compensation committee, the board of directors and, in certain cases (for directors, the chief executive officer, and any executive officer whose compensation terms do not conform to the then-existing compensation policy) the shareholders, in that order. Compensation of an individual office holder, including the chief executive officer (but excluding a director), that does not conform to the company’s compensation policy may be adopted under special circumstances despite failure to obtain shareholder approval if, following the relevant shareholder vote, the compensation committee followed by the board once again approves the compensation, based on renewed and specific analysis of relevant factors.

     Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors, the audit committee or compensation committee may not be present at such a meeting or vote on that matter unless a majority of the board, audit committee or compensation committee (as appropriate) has a personal interest in the matter, or unless the chairman of the board, audit committee or compensation committee (as appropriate) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the board, audit committee or compensation committee has a personal interest in the approval of a transaction, then all directors may participate in discussions of the board of directors, audit committee or compensation committee on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders

     Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes any shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be a single shareholder and may be deemed a controlling shareholder for the purpose of approving such transaction. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or a transaction with a controlling shareholder or his or her relative, directly or indirectly, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

  a disinterested majority; or
  the votes of shareholders who have no personal interest in the transaction and who are present and voting, in person, by proxy or by voting deed at the meeting, and who vote against the transaction may not represent more than two percent (2%) of the voting rights of the company.

     To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

     The engagement of a controlling shareholder as an office holder or employee requires the same approvals as are described immediately above, except that the approval of the compensation committee (once we establish that committee), rather than the audit committee, is required.

Shareholder Duties

     Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and at class shareholder meetings with respect to the following matters:

  an amendment to the company’s articles of association;
  an increase of the company’s authorized share capital;
  a merger; or
  the approval of interested party transactions and acts of office holders that require shareholder approval.

     In addition, a shareholder also has a general duty to refrain from discriminating against other shareholders.

     In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote or a shareholder class vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

     Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our amended articles include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

     Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

  financial liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

  reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

  reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

     Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

  a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

  a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

  a financial liability imposed on the office holder in favor of a third party.

     Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

  a breach of fiduciary duty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

  a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

  an act or omission committed with intent to derive illegal personal benefit; or

  a fine or forfeit levied against the office holder.

     Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our compensation committee (once we establish that committee) and our board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders. See “—Approval of Related Party Transactions Under Israeli Law—Fiduciary Duties of Directors and Executive Officers” above in this Item 6.C.

     Our amended articles permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

     We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, effective as of the merger, we have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by Israeli law. Furthermore, until the sixth anniversary of the effective time of the merger, we are covering the directors and officers of Stratasys, Inc. and its subsidiaries with respect to acts or omissions occurring prior to the effective time of the merger. The limits, terms and conditions of this coverage are at least as favorable as the limits, terms and conditions in the policy that Stratasys, Inc. maintained up to the effective time of the merger.

Directors’ Service Contracts

     For a description of service contracts that we have entered into with our directors that provide for benefits upon termination of employment or other service, please see Item 7.B, “Related Party Transactions— Employment and Consulting Agreements with Directors and Executive Officers” below.

D. Employees

     The number of our full-time equivalent employees, and the distribution of employees (i) geographically and (ii) within the divisions of the company, in each case as of December 31, 2012, 2011 and 2010 are set forth in the two tables below. The number of employees that is provided as of December 31, 2011 and 2010 reflects just the number of employees of Stratasys, Inc. and its subsidiaries (and excludes employees of Objet and its subsidiaries as of those dates).

	Number of full-time
	equivalent employees
	by region as of
	December 31,
Region	2012	2011	2010
North America	645	63	54
Europe & Middle East	412	330	286.5
Asia Pacific	83	32	26
Latin America	15	13	7.5
Total	1,155	438	374

	Number of full-time
	equivalent employees
	by function as of
	December 31,
Division	2012	2011	2010
Operations and support	369	99	77
Research and development	228	96	90
Customer service	161	89	77
Sales and marketing	249	89	72
General and administrative	148	65	58
Total	1,155	438	374

     During the years covered by the above tables, we did not employ a significant number of temporary employees.

     The large increase in the size of our workforce in 2012 was primarily due to the merger, as a result of which we gained a significant number of employees of what was formerly Objet in various regions worldwide.

     While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israel Ministry of Labor. These provisions primarily concern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

     We have never experienced any employment-related work stoppages. We believe that our relationship with our employees is good.

     The employees of our subsidiaries are subject to local labor laws and regulations that vary from country to country.

E. Share Ownership.

     The following table lists, as of February 15, 2013, the number of our ordinary shares owned, and stock options held, by each of our directors and members of our senior management:

Name	Shares of Stratasys (1)		Stratasys stock options (3)
	Number of	Percent of	Number held (4)		Exercise	Expiration
	shares	outstanding	Exercisable	Not exercisable	price	date
	beneficially	shares	within 60 days	within 60 days	per share
	owned (2)	beneficially
		owned (2)
S. Scott Crump Chairman of the Board	337,324 (5)	*	14,000		$9.90	6/13/15
			16,000		$18.26	2/12/16
			18,000		$25.50	8/29/17
				18,000	$46.87	6/18/18
Elchanan Jaglom Chairman of Executive Committee	See table in Item 7.A “Major Shareholders” below		--	--	--	--
David Reis Chief Executive Officer	706,998	1.81%	304,282	--	$2.208	12/31/17
			287,654	--	$6.518
Edward J. Fierko Director	116,400	*	14,000		$13.22	11/23/14
			8,400		$9.90	6/3/15
			16,000		$18.26	2/12/16
			18,000		$25.50	8/29/17
				18,000	$46.87	6/18/18
Ilan Levin Director	369,004	*	304,282	--	$2.208	12/31/17
			64,722	50,340	$7.8219
John J. McEleney Director	0	*	0	18,000	$46.87	6/18/18
Clifford H. Schwieter Director	10,370	*	9,508	18,000	$25.50	8/29/17
					$46.87	6/18/18
Adina Shorr Director	264,642	*	264,642	--	$2.208	12/31/17
Eyal Desheh Director	--	--	--	17,259	$7.8219	12/1/22
Victor Leventhal Director	--	--	--	33,179	$74.95	12/1/22
Erez Simha Chief Financial Officer (6)	--	--	--	--	--	--

____________________

*	Constitutes less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.

(2)	In accordance with Rule 13d-3 under the Exchange Act, number of shares and the percentages shown for individual persons or groups include any ordinary shares underlying stock options held by such person or group that were exercisable within 60 days of February 15, 2013 and that are also reflected in the column titled “Stratasys stock options — Number held — Exercisable within 60 days.” Further in keeping with such Rule 13d-3, computation of percentage ownership is based upon 38,476,924 ordinary shares outstanding at February 15, 2013, plus such number of ordinary shares as such person or group (but not any other person or group) had the right to receive upon the exercise of stock options within 60 days thereof.

(3)	For a description of Stratasys’ stock option plans, please see “Stock Option and Share Incentive Plans” in this Item below. All options granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.

(4)	Each stock option is exercisable for one ordinary share.

(5)	Includes 196,294 ordinary shares owned of record by Mr. Crump’s wife.

(6)	Because Mr. Simha beneficially owns less than 1% of our outstanding ordinary shares and his beneficial ownership has not previously been disclosed to our shareholders or otherwise made public, it is being omitted from this annual report pursuant to an allowance provided by the SEC’s Form 20-F.

Stock Option and Share Incentive Plans

     The following sets forth certain information with respect to our current stock option and share incentive plans. The following description is only a summary of the plans and is qualified in its entirety by reference to the full text of the plans, which are exhibits to this annual report.

     Upon the expiration of our stock option and share incentive plans, no further grants may be made thereunder, although any existing awards will continue in full force in accordance with the terms under which they were granted.

Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan

     Our Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan, or the 2004 Plan, which was adopted by our board of directors on August 15, 2004 and amended and restated by the board of directors on July 9, 2007 and again on May 30, 2011, provides for the grant of options, restricted shares or other share-based awards to our and our subsidiaries’ respective directors, employees, officers, office holders, subcontractors and consultants. Awards under the 2004 Plan may be granted until August 15, 2014, ten years from the date on which the 2004 Plan was originally adopted by the board of directors.

     Our 2004 Plan is administered by our board of directors, which shall determine, subject to Israeli law, the grantees of awards and various terms of the grant. The 2004 Plan provides for granting options in compliance with Section 102 of the Income Tax Ordinance, 1961, to which we refer as the Tax Ordinance.

     Options granted under the 2004 Plan to Israeli employees have been granted under the capital gains track of Section 102 of the Tax Ordinance. In order to comply with the terms of the capital gains track, all options that have been granted under the 2004 Plan (grants were not made until the 2006 fiscal year) pursuant and subject to the provisions of Section 102 of the Tax Ordinance, as well as the shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as a result of a share dividend or share split, are granted to a trustee for the benefit of the relevant employee, director or officer and are held by the trustee for at least two years after the date of grant.

     Unless otherwise provided by our board of directors, options granted under the 2004 Plan vest over a four-year period that commences on the date of grant such that 25% vest after one year and an additional 6.25% vest at the end of each subsequent three-month period over the following 36 months. Unless a shorter term is set by our board with respect to a specific award, options, other than certain incentive share options, expire 10 years from the grant date. Incentive share options granted to a person holding more than 10% of our voting power expire within five years from the date of the grant. All options that have been granted to date under the 2004 Plan expire on December 31, 2017.

Notwithstanding the vesting schedule provided for under a particular grant, the exercisability of each option granted under the 2004 Plan required, as a condition precedent (except for options to purchase 7,933,539 preferred shares that were granted prior to the 2007 amendment of the 2004 Plan that added such condition), the consummation of either (i) Objet’s initial public offering, including the listing of its shares on any recognized stock exchange or market or over-the-counter or computerized securities trading system, or (ii) a merger of Objet that effects a change of control, or sale of all or substantially all of its assets or outstanding shares, which is referred to in this annual report as a merger or sale of Objet, in each case while the option is otherwise vested and exercisable. Objet’s board of directors, pursuant to its authority under the 2004 Plan, interpreted the foregoing condition as being met upon the consummation of the merger with Stratasys, Inc. Therefore, all options that had vested, or that will vest under the 2004 Plan, became exercisable following the consummation of the merger (subject to actual vesting under the terms of the particular grant instrument).

     If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options expire on the date of termination. If a grantee’s employment or service terminates due to death, disability, or retirement, the grantee’s vested options may be exercised by him or her, or by his or her estate (as the case may be), for one year, following the death or disability, or three months following retirement. If a grantee’s service or other relationship to our company terminates for any other reason, the grantee may exercise his or her vested options until the 90th day after the date of such termination (or such different period as our board shall prescribe). In addition to the shares reserved under the 2004 Plan, any options granted under the 2004 Plan that are terminated or forfeited for any reason without having been exercised, return to the pool under the plan and enlarge the reserved shares under the plan. Shares subject to options granted under the 2004 Plan that terminate or are forfeited for any reason without having been exercised will be added to the pool of shares available for awards under our 2012 Omnibus Equity Incentive Plan, or the 2012 Plan, and enlarge the reserved shares thereunder.

     In the event of a merger or consolidation of our company, or sale of all or substantially all of our shares or assets, then without the consent of the option holder, the board may but is not required to (i) use its best efforts to cause that any outstanding award shall be assumed or an equivalent award shall be substituted by such successor corporation or (ii) in case the successor corporation refuses to assume or substitute the award (a) provide the grantee with the option to exercise the award as to all or part of the shares or (b) cancel the option against payment to the grantee in an amount equal to the fair market value of such shares as reflected under the terms of such merger or sale minus the exercise price per share for each such share. Notwithstanding the foregoing, the board may upon such event amend or terminate the terms of any award, including conferring the right to purchase any other security or asset that the board shall deem, in good faith, as appropriate.

     We will not be making any further awards under the 2004 Plan.

2012 Omnibus Equity Incentive Plan

     Our 2012 Omnibus Equity Incentive Plan, which became effective at the effective time of the merger, provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to our company or any of our affiliates. Following the approval of the 2012 Plan by the Israeli tax authorities, we will only grant options or other equity incentive awards under the 2012 Plan, although previously-granted options and awards will continue to be governed by the 2004 Plan. Under the 2012 Plan, there are ordinary shares reserved for issuance, none of which was granted prior to the effectiveness of the merger. Upon the adoption of an amendment to the 2012 Plan at our extraordinary general meeting of shareholders in February 2013, the reserved pool under the plan consisted of 4,000,000 shares, which will be automatically increased annually on January 1 (beginning on January 1, 2014) by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by our board of directors, if so determined prior to the January 1 on which the increase will occur.

     The 2012 Plan is administered by our board of directors or by a committee designated by the board, which determines, subject to Israeli law, the grantees of awards and the terms of the grant, including, exercise prices, vesting schedules, acceleration of vesting and the other matters necessary in the administration of the 2012 Plan. The 2012 Plan enables our company to issue awards under various tax regimes including, without limitation, pursuant to Sections 102 and 3(9) of the Tax Ordinance and Section 422 of U.S. Internal Revenue Code of 1986, to which we refer as the Code.

     Section 102 of the Tax Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. Section 102 of the Tax Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Tax Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” However, under this track we will not be allowed to deduct an expense with respect to the issuance of the options or shares. Options granted under the 2012 Plan to U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code. The exercise price for “incentive stock options” must not be less than the fair market value on the date on which an option is granted, or 110% of the fair market value if the option holder holds more than 10% of our share capital.

     Under the 2012 Plan, we are expected to grant options to our employees, directors and officers who are not controlling shareholders and are considered Israeli residents, under the capital gains track. In order to comply with the terms of the capital gains track, all options granted under this Plan pursuant and subject to the provisions of Section 102 of the Tax Ordinance, as well as the ordinary shares to be issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two years after the date of the grant.

     Awards under the 2012 Plan may be granted until September 16, 2022, ten years from the date on which the 2012 Plan was approved by our shareholders.

     Options granted under the 2012 Plan generally vest over four years commencing on the date of grant such that 25% vest after one year and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months. Options, other than certain incentive share options, that are not exercised within ten years from the grant date expire, unless otherwise determined by the board or its designated committee, as applicable. Incentive share options granted to a person holding more than 10% of the combined company’s voting power expire within five years from the date of the grant. In case of termination for reasons of death, disability, or retirement, the grantee or his legal successor may exercise options that have vested prior to termination within a period of one year from the date of disability or death, or within three months following retirement. If we terminate a grantee’s employment or service for cause, all of the grantee’s vested and unvested options will expire on the date of termination. If a grantee’s employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 90 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

     In the event of a merger or consolidation of our company, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect, then without the consent of the option holder, the board or its designated committee, as applicable, may but is not required to (i) cause any outstanding award to be assumed or an equivalent award to be substituted by such successor corporation or (ii) in case the successor corporation refuses to assume or substitute the award (a) provide the grantee with the option to exercise the award as to all or part of the shares or (b) cancel the options against payment in cash in an amount determined by the board or the committee as fair in the circumstances. Notwithstanding the foregoing, the board or its designated committee may upon such event amend or terminate the terms of any award, including conferring the right to purchase any other security or asset that the board shall deem, in good faith, appropriate.

Stratasys, Inc. Plans

     Pursuant to the merger agreement, upon the consummation of the merger, each option exercisable for one share of Stratasys, Inc. common stock converted into an option to purchase one ordinary share of Stratasys Ltd. Furthermore, we assumed the obligations of Stratasys, Inc. related to the issuance of shares underlying those options under its then-existing option plans, consisting of the Stratasys, Inc. 1998 Incentive Stock Option Plan, Stratasys, Inc. 2000 Incentive Stock Option Plan, Stratasys, Inc. 2002 Long-Term Performance and Incentive Plan and Stratasys, Inc. 2008 Long-Term Performance and Incentive Plan, which we refer to collectively as the Stratasys, Inc. plans. Each option so assumed pursuant to the merger agreement remains governed by the terms and conditions of the relevant grant instrument as well as the Stratasys Inc. plan under which it was granted (with appropriate changes to reflect Stratasys Ltd. as the company whose shares are issuable upon exercise of the option). A total of 1,103,765 ordinary shares are issuable upon exercise of options that are outstanding under the Stratasys, Inc. plans.

     The following table presents certain option data information for the above-described stock option and share incentive plans as at February 25, 2013:

	Total				Weighted
	Ordinary	Aggregate		Aggregate	Average Exercise
	Shares	Number of		Number of	Price of
	Reserved for	Options	Shares Available	Options	Outstanding
Plan	Option Grants	Exercised	for Future Grants	Outstanding	Options
2004 Plan	-	-	None	2,591,576	$6.32
2012 Plan	4,000,000 *	None	4,000,000 *	-	$-
Stratasys, Inc. Plans	-	-	None	724,341	$31.58
Totals	4,000,000	-	4,000,000	3,315,917	$7.32

____________________

     *This number reflects the increase, to 4,000,000, of the number of ordinary shares reserved and available for grant under the 2012 Plan that was approved by our shareholders at our February 25, 2013 extraordinary general meeting of shareholders.

     On December 3, 2012, we filed a registration statement on Form S-8 to register the issuance of ordinary shares in respect of then-outstanding options to directors, officers, employees and eligible consultants under the 2004 Plan and the Stratasys, Inc. plans.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

Ownership by Major Shareholders

     The following table presents as of February 15, 2013 (unless otherwise noted below) the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our major shareholders). The data presented is based on information provided to us, or disclosed in public filings with the SEC, by the major shareholders.

     Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. The table below includes the number of shares underlying options that are exercisable within 60 days after February 15, 2013. Shares issuable upon the exercise of such options are deemed to be outstanding for the purpose of computing the ownership percentage of the person or group holding such options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person or group. The percentage of outstanding ordinary shares is based on 38,476,924 ordinary shares outstanding as of February 15, 2013.

     Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the shares listed below have sole investment and voting power with respect to, and the sole right to receive the economic benefit of ownership of, such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements that would, at a subsequent date, result in a change of control of our company.

			Options	Total
			Exercisable	Beneficial	Percentage
Beneficial Owner	Ordinary Shares		within 60 Days	Ownership	Ownership
Samson Capital, LLC (1)	4,267,647	(2)	--	4,267,647	11.12%
Roy J. Zuckerberg	4,831,887	(3)	--	4,831,887	12.59%
Elchanan Jaglom	4,793,485	(4)	--	4,793,485	12.49%
AGM Holding BV (5)	2,981,336	(6)	--	2,981,336	7.77%
Philippe J. Setton	2,728,518	(7)	--	2,728,518	7.11%
FMR LLC (8)	2,758,771	(9)	--	2,758,771	6.73%
____________________

(1)	Samson Capital, LLC is a limited liability company organized under the laws of the State of Delaware. The outstanding membership interests of Samson Capital, LLC are held by Roy J. Zuckerberg (74.1% interest), Michael Jaglom (18.5% interest) and an entity holding membership interests for the benefit of Elchanan Jaglom and members of his family. Michael Jaglom and Elchanan Jaglom are cousins. Roy J. Zuckerberg and Elchanan Jaglom are the managing members of Samson Capital, LLC and, by virtue of such roles, may be deemed to possess shared power to direct the voting and disposition of, and thus shared beneficial ownership with respect to, the ordinary shares held by Samson Capital, LLC. Each of Roy J. Zuckerberg and Elchanan Jaglom disclaims beneficial ownership of the ordinary shares held by Samson Capital, LLC except to the extent of his pecuniary interest therein. Please see notes 3 and 4 below regarding arrangements concerning decisions as to voting and disposition of the ordinary shares held by this shareholder.

(2)	Represents shares beneficially owned as of February 14, 2013, as indicated on the report of beneficial ownership on Schedule 13G filed jointly on February 14, 2013 by Samson Capital, LLC and Roy J. Zuckerberg. Samson Capital, LLC exercises sole voting power and sole dispositive power with respect to 4,267,647 shares. The percentage of shares is based on the number of shares outstanding as of January 18, 2013, as reported in our proxy statement dated January 28, 2013, and assumes no acquisition of disposition by Samson Capital, LLC since February 14, 2013.

(3)	Represents shares beneficially owned as of February 14, 2013, as indicated on the report of beneficial ownership on Schedule 13G filed jointly on February 14, 2013 by Samson Capital, LLC and Roy J. Zuckerberg, and the report on Schedule 13G filed on February 14, 2013 by Elchanan Jaglom. Consists of 38,402 ordinary shares held by Zuckerberg Investment Partners, LP, 4,267,647 ordinary shares held by Samson Capital, LLC, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership (as disclosed in notes (1) and (2) above) and 525,838 ordinary shares held by Hancock LLC, a limited liability company organized under the laws of the State of California, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership as a result of the Roy J. Zuckerberg Family Trust’s 43.8% ownership of the membership interests of Hancock LLC (as disclosed in note (4) below). Mr. Zuckerberg has reached an agreement with respect to 2,863,497 of the ordinary shares held by Samson Capital, LLC that he has the right to independently make decisions as to voting and disposition of those ordinary shares, without having to consult with any other person. The percentage of shares is based on the number of shares outstanding as of January 18, 2013, as reported in our proxy statement dated January 28, 2013, and assumes no acquisition of disposition by Roy J. Zuckerberg since February 14, 2013.

(4)	Represents shares beneficially owned as of February 14, 2013, as indicated on the report of beneficial ownership on Schedule 13G filed on February 14, 2013 by Elchanan Jaglom. Consists of (i) the 4,267,647 ordinary shares held by Samson Capital, LLC, with respect to which Mr. Jaglom may be deemed to share beneficial ownership (as disclosed in note (1) above) and (ii) the 525,838 ordinary shares held by Hancock LLC, a California limited liability company of which 56.2% of the membership interests are held by a company of which Mr. Jaglom is the sole director. Mr. Jaglom has reached an agreement with respect to 1,404,150 of the ordinary shares held by Samson Capital, LLC that he has the right to independently make decisions as to voting and disposition of those ordinary shares, without having to consult with any other person. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by each of Samson Capital, LLC and Hancock LLC except to the extent of his pecuniary interest therein. Please also see note (7) below. The percentage of shares is based on the number of shares outstanding as of January 18, 2013, as reported in our proxy statement dated January 28, 2013, and assumes no acquisition of disposition by Elchanan Jaglom since February 14, 2013.

(5)	AGM Holding BV is a Dutch company.

(6)	Represents shares beneficially owned as of February 14, 2013, as indicated on the report of beneficial ownership on Schedule 13G filed jointly on February 14, 2013 by AGM Holding BV and Manou van Moorsel. Consists of 1,121,850 ordinary shares held directly by AGM Holding BV and 1,859,486 ordinary shares held by Greenhill Highways LLC, a limited liability company organized under the laws of the State of Delaware and wholly-owned subsidiary of AGM Holding BV. The power to direct the voting and disposition of, and thus beneficial ownership with respect to, the ordinary shares held by AGM Holding BV, is possessed by Manou van Moorsel. Ms. van Moorsel possesses no pecuniary interest with respect to the ordinary shares held directly and indirectly by AGM Holding BV and, accordingly, disclaims beneficial ownership thereof. The outstanding ordinary shares held by AGM Holding BV are owned indirectly by an irrevocable, discretionary trust, as to which members of Elchanan Jaglom’s family, in addition to educational institutions, as beneficiaries of such trust, may be deemed to possess interests. Any such interests would be in an indeterminable number of ordinary shares owned indirectly by such trust. The percentage of shares is based on the number of shares outstanding as of January 18, 2013, as reported in our proxy statement dated January 28, 2013, and assumes no acquisition of disposition by AGM Holding BV since February 14, 2013.

(7)	Represents shares beneficially owned as of February 14, 2013, as indicated on the report of beneficial ownership on Schedule 13G filed on February 14, 2013, by Philippe J. Setton. Consists of (i) 1,584,520 ordinary shares held by Tyres Tech LLC, or Tyres, and (ii) 1,143,998 ordinary shares held by Merto Holdings LLC, or Merto. Each of Tyres and Merto is a limited liability company organized under the laws of the State of Delaware. The power to direct the voting and disposition of, and thus beneficial ownership with respect to, the ordinary shares held by Tyres is controlled by Mr. Setton. Of the ordinary shares held by this entity, 1,222,076 are held for the benefit of Mr. Setton. The other 362,444 ordinary shares held by this entity are held for the benefit of a company of which Elchanan Jaglom is the sole director. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by Tyres except to the extent of his pecuniary interest therein. The power to direct the voting and disposition of, and thus beneficial ownership with respect to, the ordinary shares held by Merto is controlled by Mr. Setton. However, 33% of the outstanding membership interests of Merto are held for the benefit of Mr. Setton, with the balance of the outstanding membership interests of Merto being held by other persons/entities none of whom have an effective, indirect economic interest in ordinary shares amounting to 5%. The number listed above does not include 94,442 ordinary shares in which Mr. Setton may be deemed to have a beneficial interest through his 50% non-voting interest in another entity which holds less than 5% of our outstanding ordinary shares. Mr. Setton disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. The percentage of shares is based on the number of shares outstanding as of January 18, 2013, as reported in our proxy statement dated January 28, 2013, and assumes no acquisition of disposition by Philippe J. Setton since February 14, 2013.

(8)	FMR LLC is a limited liability company organized under the laws of the State of Delaware.

(9)	Represents shares beneficially owned as of December 31, 2012, as indicated on the report of beneficial ownership on Schedule 13G filed on February 14, 2013, by FMR LLC on behalf of FMR LLC and Edward C. Johnson 3d. Consists of (i) 2,662,231 shares as to which Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner, (ii) 96,540 shares as to which Pyramis Global Advisors Trust Company, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner, and (iii) 2,758,771 shares as to which Edward C. Johnson 3d, who, together with members of his family, controls FMR LLC, is the beneficial owner. The percentage of shares is based on the number of shares outstanding as of December 31, 2012, and assumes no acquisition or disposition by FMR LLC since December 31, 2012.

Changes in Percentage Ownership by Major Shareholders

     During the past three years, there have been no significant changes in the percentage ownership of any of our major shareholders due to transactions entered into by the major shareholders themselves. Nevertheless, as a result of the consummation of the merger, the percentage ownership of each of our major shareholders (other than FMR LLC, which was not a shareholder of ours prior to the merger) was reduced in a proportional manner, due to the issuance of 55% of our share capital (on a post-merger, fully diluted basis, calculated in accordance with the treasury stock method) to stockholders of Stratasys, Inc. in the merger.

Record Holders

     Based upon a review of the information provided to us by our transfer agent, as of February 15, 2013, there were 91 holders of record of our shares, of which 77 record holders holding 33,326,585, or approximately 86.6%, of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record 24,080,050 ordinary shares on behalf of an estimated 160 firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions.

     Except as described below or elsewhere in this annual report, since January 1, 2012, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

Indemnification Agreements

     Our amended articles permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Companies Law. Effective upon the effective time of the merger, we entered into indemnification agreements with each of our current directors and other office holders, under which we undertook to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from the merger to the extent that these liabilities are not covered by insurance. We also put into place Directors and Officers insurance for each of our directors and other office holders upon the effectiveness of the merger.

Registration Rights

     Upon the effectiveness of the merger, we entered into a registration rights and lock-up agreement with Objet shareholders holding at least 90% of the voting power of Objet prior to the effectiveness of the merger, including each of our current executive officers and directors who held ordinary shares since prior to the merger. The following is a summary of the terms of the registration rights and lock-up agreement only and may not contain all of the information that is important to you. A copy of the form of registration rights and lock-up agreement is included as an exhibit to this annual report.

Lock-Up

     Our executive officers, directors and shareholders who are party to the agreement have agreed that until June 1, 2013, they will not sell, pledge, encumber, grant options with respect to, transfer or otherwise dispose of, in an open-market transaction (that is, excluding a privately negotiated or arranged transaction or transfer, provided that the transferee agrees to be subject to the same transfer restrictions), the ordinary shares beneficially owned by them or enter into any agreement related to any of the foregoing transfers or dispositions. The foregoing restrictions do not apply to dispositions of ordinary shares that are acquired in open market transactions after the completion of the merger. The six month period may be extended for an additional 18-day period under certain circumstances involving the release of earnings by our company close to, or immediately following, the six-month restricted period.

     The lock-up restrictions will not apply to the sale by any shareholder of up to 7.5% of the shares held by him, her or it as of the effective time of the merger if such shares are sold at a price that equals or exceeds $41.30 per ordinary share.

Demand Registration Rights

     Subject to the limitations described below, at any time commencing on June 1, 2013, we are required, at the request of the holders of thirty-five percent (35%) of then-outstanding registrable securities to register for resale, and to list for trading on any securities exchange on which our ordinary shares are then traded, any registrable securities that shareholders party to the agreement seek to include in a registration. For purposes of the agreement, registrable securities are defined as ordinary shares that are held or issuable upon exercise of options held as of immediately following the effectiveness of the merger by Objet shareholders party to the agreement, and any ordinary shares issued or distributed by way of a dividend, stock split or other distribution in respect of, or by way of any rights offering or similar offering made in respect of, the shares held as of the date of the agreement, if such ordinary shares would, in the hands of an Objet shareholder, not be freely transferable in accordance with the intended method of disposition under Rule 144 under the Securities Act in one transaction. Shares to be included in a registration demand must have a minimum value (based on the closing price of the shares on the last trading day prior to the request or, in the case no closing price is available, at the anticipated price offered to the public and the intended method of distribution) of $10 million. In lieu of an ordinary registration demand, shareholders party to the agreement may also make a demand for a “shelf” registration of their ordinary shares on Form F-3 under the Securities Act (or any successor form that allows us to incorporate substantial information by reference to other documents that we file with the SEC), which we refer to as Form F-3, beginning on August 8, 2013, at which time we are likely to be eligible to use Form F-3.

     In addition, upon our becoming a “well-known seasoned issuer” (as defined in the rules under the Securities Act), we will be required, as promptly as practicable, to register, under an automatic shelf registration statement, the sale of all registrable securities subject to the agreement, in accordance with the other terms of the agreement.

     Our obligation to effect a registration in response to a registration demand is subject to the following qualifications and limitations:

  we are only required to effect two demand registrations generally (whether or not such demands involve a “shelf” registration on Form F-3) and only one demand registration in any 12-month period;

  we need not effect a “shelf” registration if Form F-3 is not available for a delayed or continuous offering by the selling shareholders;

  we need not effect a registration if we provide notice to the requesting shareholders that our board of directors has determined, in its reasonable good faith judgment, that such registration (i) may interfere with a pending material financing, acquisition, disposition, or corporate reorganization involving our company or any of our subsidiaries, taken as a whole, (ii) would require premature disclosure of such pending transaction, or (iii) would be otherwise seriously detrimental to our company and our shareholders, as determined by a majority of the members of our board of directors, in which case we will have the right to delay the filing of the subject registration statement. We may not impose such a delay, however, if, during the consecutive 12 months preceding a new delay period, the aggregate number of days during which registration requests were delayed exceeded 45 days minus the number of days during which sales were required to be suspended by shareholders under a demand registration statement that had already become effective due to our required update of the information contained therein via a post-effective amendment or prospectus supplement; and

  we need not effect a registration with respect to ordinary shares once they are no longer deemed “registrable securities” under the agreement, that is, when any of the following conditions is met with respect to those shares: (i) a registration statement with respect to the sale of the shares shall have become effective under the Securities Act and the shares shall have been disposed of in accordance with the registration statement, (ii) the shares shall have been sold pursuant to Rule 144 under the Securities Act and are no longer deemed “restricted securities” under U.S. securities laws, (iii) together with all other remaining registrable securities held by a particular shareholder, the shares may all be sold without limitation of volume (or without being limited by applicable volume limitations) pursuant to Rule 144 under the Securities Act, or (iv) the shares cease to be outstanding.

Piggyback registration rights

     Shareholders party to the agreement will also have the right to request that we include their registrable securities in any registration statement that we file for a public offering, except for registrations of shares on SEC Form S-8 or Form F-4 (or Form S-4, if we do not then qualify as a foreign private issuer), or the registration of shares solely with respect to a dividend reinvestment plan or employee benefit plan.

Underwriting

     If the public offering that we are effecting (whether pursuant to a demand registration request or in the case of a piggyback registration) is underwritten, the right of any shareholder to include shares in the registration related thereto is conditioned upon the shareholder’s participation in the underwriting and the inclusion of the shareholder’s registrable securities in the underwriting.

Cutbacks

     The managing underwriters in any underwritten demand or piggyback registration may limit the number of shares offered for marketing reasons. In the case of a demand registration, the managing underwriter will first exclude any shares that other shareholders or our company intended to include in the underwriting (after receipt of approval of such inclusion by holders of a majority of the registrable securities being registered), and will thereafter exclude shares to be registered by the shareholders who are party to the agreement on a pro rata basis, based on their overall percentage of ownership in our company. In the case of a piggyback registration, the managing underwriter will exclude shares to be registered on behalf of our other shareholders who are exercising piggyback registration rights on a pro-rata basis with registrable securities of shareholders who are party to the agreement.

Expenses

     We have agreed to pay all expenses incurred in carrying out the above registrations, including the reasonable fees of one counsel chosen by the selling shareholders who are party to the agreement. However, each shareholder participating in a registration or sale is responsible for its pro rata portion of the customary and standard discounts or commissions payable to any underwriter, as well as transfer taxes owed in connection with sale of its shares, and any individual shareholder or group of shareholders that retains separate advisors is entirely responsible for the fees and expenses related thereto.

Employment and Consulting Agreements with Directors and Executive Officers

Employment agreement with David Reis

     Under an employment agreement, dated September 15, 2008, that we entered into with our Chief Executive Officer, David Reis, Mr. Reis is entitled to a gross monthly salary of NIS 115,000 (approximately $30,806). Mr. Reis is also entitled to an annual performance bonus subject to the discretion of our board of directors, based on our achievement of specific goals set by the board. Besides base salary and bonus, Mr. Reis receives under the agreement other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including reimbursement for reasonable expenses incurred in connection with his services, and the right to use (and all related fixed and variable costs in respect of) a leased car and cellular telephone. Mr. Reis is furthermore entitled to company contributions equivalent to 5%, 8.33%, 2.5%, and 7.5% of his gross monthly salary towards certain pension, severance, disability and tax-advantaged savings funds (known as a manager’s insurance policy, severance compensation fund, disability insurance, and a study fund, respectively) (Mr. Reis also contributes 5% and 2.5% of his gross monthly salary towards the manager’s insurance policy and study fund, respectively). The employment engagement is terminable by either party upon six months’ prior written notice, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. As required under Israeli law, the terms of Mr. Reis’ engagement with our company were approved by our board of directors and shareholders (while we were still a private company).

     On April 11, 2010 and March 21, 2012, our board of directors approved the payment to Mr. Reis of bonuses for his services as our Chief Executive Officer and as a director, during the years ended December 31, 2009 and December 31, 2011, respectively, equal to $100,000 and $100,000, respectively.

     Mr. Reis has furthermore been granted an aggregate of 591,936 options to purchase ordinary shares, of which (i) 287,654 (all of which have vested or will vest within 60 days of February 15, 2013) have an exercise price of $6.51825 per share, and expire on December 31, 2017 and (ii) 304,282 (all of which are vested) have an exercise price of $2.207514 per share, and also expire on December 31, 2017. All of the shares underlying the 287,654 options described in (i) above are subject to an agreement with our company under which they may only be disposed of (subject to minor exceptions involving the payment of taxes) in an orderly fashion, on a pro-rata basis over the course of a five-year period commencing in 2012. These restrictions governing the disposition of such shares supplement, and do not replace, any additional applicable restrictions under our share option and incentive plans.

Employment agreement with Ilan Levin

     Pursuant to an employment agreement, dated June 27, 2011, Ilan Levin provides services to us as a full-time employee who leads special corporate executive functions. Under the agreement, Mr. Levin receives a gross monthly salary of NIS 27,000 (approximately $7,173, based on the exchange ratio reported by the Bank of Israel as of December 31, 2012) and other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including reimbursement for reasonable expenses incurred in connection with his services, and the right to use (and all related fixed and variable costs in respect of) a leased car. The foregoing salary is in addition to and independent of the $19,400 per month plus Israeli value added tax, or VAT, that Mr. Levin is entitled to for continued service as a member of the board.

     Under the employment agreement, Mr. Levin is furthermore entitled to company contributions equivalent to 5%, 8.33%, 2.5%, and 7.5% of his gross monthly salary towards certain pension, severance, disability and tax-advantaged savings funds (known as a manager’s insurance policy, severance compensation fund, disability insurance, and a study fund, respectively) (Mr. Levin also contributes 5% and 2.5% of his gross monthly salary towards the manager’s insurance policy and study fund, respectively). The employment engagement is terminable by either party upon three months’ prior written notice, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. As required under Israeli law, the terms of Mr. Levin’s engagement with our company were approved by our board of directors and shareholders.

     Mr. Levin was previously granted 115,062 options to purchase ordinary shares at an exercise price of $7.8219 per share, 64,722 of which have vested or will vest within 60 days of February 15, 2013, and the balance of which will vest over a four year period of continued service by him to our company beginning with the date of his appointment as President and Vice Chairman in June 2011. These options expire on December 31, 2017. All of the 115,062 ordinary shares underlying the foregoing options are subject to an agreement between Mr. Levin and our company under which they may only be disposed of (subject to minor exceptions involving the payment of taxes) in an orderly fashion, on a pro rata basis over the course of a five year period commencing in 2012. These restrictions governing the disposition of these shares supplement, and do not replace, any additional applicable restrictions under our share option and incentive plans. Mr. Levin also holds 304,282 options to purchase ordinary shares (all of which are vested), at an exercise price of $2.208 per share, which expire on December 31, 2017.

Consulting arrangement with an entity affiliated with Elchanan Jaglom

     An entity affiliated with Elchanan Jaglom, the Chairman of the executive committee of our board of directors, has provided consulting and director services to us pursuant to an oral arrangement that was approved by our board of directors and shareholders. The monthly amount payable to that entity under this arrangement is $35,000, plus VAT, currently. The consulting arrangement, which is not recorded in a written agreement, has no set term and may be terminated by either party at will upon written notice.

C. Interests of Experts and Counsel.

     Not required.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

     The consolidated financial statements and other financial information for our company required by SEC Regulation S-X, including unaudited pro-forma data concerning net sales, net income and net income per share for the years ended December 31, 2012 and 2011 that give effect to the merger as if it had been consummated on January 1, 2011, are included in this annual report beginning on page F-1.

Export Sales

     The following table presents total export sales by Stratasys, Inc. (except for 2012, for which the total includes export sales of the combined company for December 2012) for each of the fiscal years indicated (in thousands):

	2012	2011	2010
Total Export Sales*	$104,883	$73,211	$57,002
as a percentage of Total Sales	48.73%	46.96%	48.37%
____________________

*	Export sales, as presented, are defined as sales to customers located outside of the United States and Israel (where our dual headquarters are located).

Legal Proceedings

     We are a party to various legal proceedings incident to our business. Based upon the status of such cases, as determined with the advice of counsel, we have recorded provisions in our financial statements for amounts (if any) judged to be both quantifiable and probable to be paid. Except as noted below, there are no legal proceedings pending or threatened against us that we believe are likely to have, or that have had in the recent past, significant effects on our financial condition or profitability.

     Merger-Related Litigation

     On June 29, 2012, a purported class action complaint was filed in the District Court, Fourth Judicial District, Hennepin County, Minnesota (the “Minnesota Court”), naming Stratasys, Inc., the members of its board of directors, and Objet’s two indirect, wholly-owned subsidiaries party to the merger agreement (Seurat Holdings Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Objet, or Holdco, and Oaktree Merger Inc., a Delaware corporation, or Merger Sub) as defendants. On July 2, 2012, another purported class action complaint was filed in the Court of Chancery of the State of Delaware (the “Delaware Court”), naming the same persons as well as Objet as defendants. A third purported class action was filed on July 17, 2012, also in the Minnesota Court naming the same parties (except for Objet) as defendants. The complaints generally allege that, in connection with approving the merger, the Stratasys, Inc. directors breached their fiduciary duties owed to Stratasys, Inc. stockholders and that Stratasys, Inc., Objet, Holdco and Merger Sub knowingly aided and abetted the Stratasys, Inc. directors’ breaches of their fiduciary duties. The complaints sought, among other things, certification of the case as a class action, an injunction against the consummation of the transaction, a judgment against the defendants for damages, and an award of fees, expenses and costs to plaintiffs and their attorneys.

     While we and the other defendants believe that each of the aforementioned lawsuits is without merit and that we have valid defenses to all claims, in an effort to minimize cost and expense of any litigation relating to such lawsuits, on September 6, 2012, we and other defendants entered into a memorandum of understanding (“MOU”) with the parties to the actions pending in the Chancery Court and the Minnesota Court, pursuant to which we and such parties agreed in principle, and subject to certain conditions, to settle those stockholder lawsuits. Subject to approval of the appropriate court and further definitive documentation, the MOU establishes a framework to resolve the allegations against us and other defendants in connection with the merger agreement and contemplates a release and settlement by the plaintiffs of all claims against us and other defendants and our and their affiliates and agents in connection with the Merger Agreement. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s-length negotiations, that Stratasys, Inc. would file a Current Report on Form 8-K amending and supplementing the applicable disclosure in the joint proxy statement/prospectus, dated August 8, 2012, which had been sent to Stratasys, Inc. stockholders.

     The plaintiffs are presently engaged in confirmatory discovery with respect to the disclosures made in the proxy statement/prospectus. In addition, the parties are engaged in negotiating a final settlement agreement, which will be submitted to the Delaware Court for approval. However, if the conditions set forth in the MOU are not satisfied or the Delaware Court fails to approve the settlement, the litigation will proceed, and we intend to continue to vigorously defend these actions.

     Claims Related to Company Equity and Other Matters

     In May 2004, a former employee sued us and one of our directors demanding that we issue to him an option to purchase 1.75% of Objet’s outstanding shares and compensate him in an amount equal to NIS 315 thousand (approximately $85 thousand). The cause of action was an alleged breach of certain undertakings made by our company to the former employee. Additionally, he claimed that we failed to pay his salary and certain social benefits with respect to a certain period of time. We filed a statement of defense in which we denied any wrongdoing in this action. In May 2011, the court ruled in our favor, denying all of the former employee’s claims. The former employee appealed the decision to the national labor court, but we reached a settlement with the former employee, agreeing to pay NIS 100,000 ($27 thousand), in November 2012, which was approved by the court, and the appeal was dismissed.

     In December 2008, another employee, whose employment with our company was subsequently terminated, filed a claim against our company demanding that, based on an alleged undertaking we had made, we issue to him an option that would allow him to maintain an equity interest of 1.45% in Objet, as well as reimburse salary reductions he had suffered in an aggregate sum of NIS 552 thousand ($148 thousand). In July 2009, we filed our statement of defense, rejecting the claims raised by the former employee. Together with the former employee, we initiated mediation of the dispute, but did not reach any settlement. The former employee later amended his initial pleading to seek an additional NIS 441 thousand ($118 thousand) on account of alleged wrongful termination by our company. The action is currently ongoing and is being litigated in an Israeli labor court.

     In October 2007, a former supplier of Objet brought an action against Objet and the former directors of its European subsidiary (one of whom, Ilan Levin, is one of our current directors) in a Brussels commercial court, claiming damages of €566.0 thousand ($747 thousand), plus interest and related legal and litigation costs. On April 26, 2010, the court held Objet and its subsidiary’s former directors jointly and severally liable for the full amount claimed. Objet along with its subsidiary’s former directors filed an appeal of the judgment in May 2010, with respect to which the final judgment is expected to be rendered in 2013. In keeping with required procedures related to the litigation, in July 2011, we deposited the full amount of the original judgment in favor of the former supplier, plus interest and litigation costs (€690 thousand, or $911 thousand, in total) into a blocked, state-owned account in our name, to be held pending the outcome of our appeal.

     On April 15, 2012, we and a former distributor signed a mediation / arbitration agreement in order to either amicably resolve or to arbitrate, in Israel, a dispute related to a distributorship agreement with the former distributor that we had terminated for cause. Without waiving any of its rights, and for the purpose of mediation, the former distributor has claimed compensation of $1.5 million for, among other things, its alleged investment in building a market for our products, while we have claimed approximately $0.5 million (under a similar reservation of rights), for amounts owed to us by the distributor under the distributorship agreement, damages to our reputation and lost profits. The first mediation meeting under the mediation / arbitration agreement was held on July 18, 2012, and it has been followed by additional meetings that the mediator has held with each of the parties separately. The mediation is still in progress as of the date of this annual report.

     On March 4, 2013, we were notified of two lawsuits purportedly filed in an Israeli district court against us by four current or former minority shareholders and former directors of our company. The lawsuits purportedly demand that we amend the capitalization table of our company such that certain shares previously issued to Objet shareholders named as defendants would be recognized as being owned by the plaintiffs with a consequent reduction of the share ownership of the named defendants. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Executive Committee of our board of directors, David Reis, our Chief Executive Officer, various shareholders of ours who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, one of our directors. The lawsuits allege in particular that a series of investments in Objet during 2002 and 2003 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that we effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009.

     We believe that these claims are all entirely baseless and that the transactions in question were conducted in accordance with applicable law. Our management does not believe that these lawsuits will have a material adverse effect on our operations or financial condition, and we intend to vigorously defend these lawsuits.

Dividend Policy

     We have never paid cash dividends on our ordinary shares and do not anticipate that we will pay any cash dividends on our ordinary shares in the foreseeable future.

     We intend to retain our earnings to finance the development of our business. Any future dividend policy will be determined by our board of directors based upon conditions then existing, including our earnings, financial condition, tax position and capital requirements, as well as such economic and other conditions as our board of directors may deem relevant. Pursuant to our articles of association, dividends may be declared by our board of directors. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, because we have received certain benefits under Israeli law relating to Approved Enterprises and Privileged Enterprises, our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes to which we would not otherwise be subject. Please also see the risk factors captioned “We do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our shareholders may not recognize a return, and could potentially suffer a loss, on their investment in our ordinary shares,” and “Even if we decide to pay dividends on our ordinary shares, we may be restricted from doing so or payment of such dividends may have adverse consequences for our company” in Item 3.D “Risk Factors—Risks related to an investment in our ordinary shares” above.

     For a discussion of the applicable rates of withholding tax on dividends paid out of income derived from an Approved Enterprise or a Privileged Enterprise, see “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments” in Item 4.B above.

B. Significant Changes.

     No significant change, other than as otherwise described in this annual report, has occurred in our operations since the date of our consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING.

A. Listing Details.

     Since December 3, 2012 (the first trading day after the effective time of the merger), our ordinary shares have traded (and, prior to that time, Stratasys, Inc. common stock was traded) on the NASDAQ Global Select Market under the trading symbol “SSYS.” The following table sets forth the high and low closing sale prices of our ordinary shares (and for periods preceding the merger, Stratasys, Inc. common stock) for the fiscal periods indicated below, as reported on the NASDAQ Global Select Market.

	Price Range
	High	Low
Fiscal Period:	(U.S. $)	(U.S. $)
Six most recent months:
February 2013 (through February 15, 2013)	83.40	68.62
January 2013	89.53	77.25
December 2012	80.75	68.23
November 2012	78.30	59.20
October 2012	68.32	54.66
September 2012	66.05	54.40
August 2012	71.98	59.62
Two most recent full financial years and subsequent periods, by quarter:
Fiscal Year Ending December 31, 2013
January 1, 2013 - February 15, 2013	89.53	68.62
Fiscal Year Ended December 31, 2012
October 1, 2012 - December 31, 2012	80.75	54.40
July 1, 2012 - September 30, 2012	67.07	47.39
April 1, 2012 - June 30, 2012	54.49	33.69
January 1, 2012 - March 31, 2012	40.87	30.37
Fiscal Year Ended December 31, 2011
October 1, 2011 - December 31, 2011	31.84	18.00
July 1, 2011 - September 30, 2011	39.34	18.54
April 1, 2011 - June 30, 2011	55.43	30.21
January 1, 2011 - March 31, 2011	49.59	32.50
Five most recent full financial years
2012	80.75	30.37
2011	55.43	18.00
2010	34.87	17.35
2009	18.98	7.70
2008	27.32	9.30

     Our ordinary shares, nominal value NIS 0.01 per share, are registered on the books of our transfer agent, Continental Stock Transfer & Trust Company. There are no transfer restrictions apart from the requirement that any transfers comply with applicable securities laws and the rules of the NASDAQ Stock Market or any other securities exchange on which our ordinary shares may be listed in the future.

B. Plan of Distribution.

     Not Applicable.

C. Markets.

     Our ordinary shares have been listed on, and began trading on, the NASDAQ Global Select Market on December 3, 2012 under the ticker symbol “SSYS”, replacing the Stratasys, Inc. common stock under that same listing and ticker symbol following the effective time of the merger on December 1, 2012.

D. Selling Shareholders.

     Not Applicable.

E. Dilution.

     Not Applicable.

F. Expenses of the Issue.

     Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. Share Capital.

     Not applicable

B. Memorandum and Articles of Association.

Purposes and Objects of the Company

     We are a public company registered under Israel’s Companies Law as Stratasys Ltd., registration number 51-260769-8. Under our memorandum of association, our purpose includes every lawful purpose.

Powers of Directors

     Under the provisions of the Companies Law and our amended articles, the management of the business of the Company is vested in our board of directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do. For certain approval requirements, disclosure obligations and limitation on participation of members of our board in board meetings, see “Fiduciary Duties of Officer Holders — Approval of Specified Related Party Transactions with Office Holders Under Israeli Law” in Item 6.C – “Board Practices” above, and the remainder of this Item 10.B below.

     The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except to the same degree as any other transaction into which we may enter.

     Our amended articles do not impose any mandatory retirement or age-limit requirements on our directors, and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

     Our authorized share capital consists of 60,000,000 ordinary shares of a nominal value of NIS 0.01 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The current authorized share capital (i) reflects the automatic conversion of all Objet preferred shares and options to purchase preferred shares outstanding prior to the effective time of the merger into ordinary shares and options to purchase ordinary shares, respectively, on a one-for-one basis, in accordance with Objet’s prior articles of association, and (ii) takes into account a one-for- 8.691 reverse stock split ratio and accompanying reduction in Objet’s authorized share capital from NIS 5,000,000 to NIS 600,000 and a corresponding reduction in the nominal value per share from NIS 0.0833 to NIS 0.01, each of which became effective at the effective time of the merger.

     The rights attached to the ordinary shares are as follows:

     Dividend Rights. Our board of directors may, in its discretion, declare that a dividend be paid pro rata to the holders of ordinary shares. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of two years, whichever is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended articles provide that our board of directors may declare and distribute dividends without the approval of the shareholders.

     Rights to Share in the Company’s Profits. Our shareholders have the right to share in our profits distributed as a dividend or via any other permitted distribution. See “Rights Attached to Shares — Dividend Rights”, in this Item above.

     Rights to Share in Surplus in the Event of Liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

     Limited Liability. Our company is a limited liability company, and therefore, each shareholder’s liability for our obligations is limited to the payment of the nominal value of the shares held by such shareholder, subject to the provisions of the Companies Law.

     Limitations on Any Existing or Prospective Major Shareholder. See “Board Practices - Approval of Specified Related Party Transactions with Office Holders Under Israeli Law” in Item 6.C above.

     Registration Rights. For a discussion of the registration rights that we have granted to certain shareholders, please see Item 7.B “Related Party Transactions”— “Registration Rights.”

     Voting Rights. Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote at a shareholders’ meeting either in person or by proxy. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. There are currently no preferred shares outstanding.

     The Companies Law imposes certain duties on our shareholders. A shareholder, in exercising his or her rights and performing his or her obligations to our other shareholders and us, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This duty is required when voting at general meetings on matters such as changes to our articles of association, increases to our registered capital, mergers and related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of his or her rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote and any shareholder who, under our amended articles, can appoint or prevent the appointment of an office holder, is required to act fairly towards our company. The Companies Law does not specifically define the duty of fairness, but provides that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. There is no binding case law that addresses this subject directly. Any voting agreement among shareholders is also subject to these duties.

Election of Directors

     As agreed upon in the merger agreement and as reflected in our amended articles, until December 1, 2014, our board of directors will consist of (i) four class A directors, including one external director, who were appointed by Objet’s board of directors prior to the merger; (ii) four class B directors appointed by the Stratasys, Inc. board of directors prior to the merger; and (iii) one class B director, appointed by the Stratasys, Inc. board of directors and approved by Objet’s board of directors prior to the merger. Unless the 2014 annual general meeting of shareholders is held after expiration of that initial term, we will hold a special general meeting within 60 days after expiration of the initial term for the purpose of electing directors. Our board of directors, acting by a majority vote that must include the vote of two class A directors and two class B directors, will nominate between seven and 11 persons to stand for election at that meeting.

     Thereafter, directors of our company, other than external directors, will be elected each year at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. See Item 6.C– “Board Practices”—“Board of Directors” above. Our ordinary shares do not have cumulative voting rights for this purpose. As a result, holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholders’ meeting at which a quorum is present will have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Board Practices— External Directors” in Item 6.C above and subject to the discussion in the foregoing paragraph.

     In addition, pursuant to our amended articles, any shareholder or group of shareholders holding at least such number of shares or such voting rights entitling the nomination of directors under all then-applicable law, may request, by January 31 of the calendar year in which the next annual general meeting of shareholders is to be held, that we include candidates nominated by them as nominees at that next annual general meeting.

Annual and Extraordinary Meetings

     Our board of directors must convene an annual general meeting of shareholders at least once every calendar year, within fifteen months of the last annual general meeting.

     All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law and our amended articles provide that our board of directors will be required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% of our outstanding voting power. The chairman of the board of directors presides at each of our general meetings. The chairman of the board of directors will not be entitled to vote at a general meeting in his capacity as chairman.

     Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders that will be entitled to participate and vote at general meetings are the shareholders of record on a date decided by our board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law and our amended articles require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

  amendments to the amended articles;

  appointment or termination of our auditors;

  appointment of directors and appointment and dismissal of external directors;

  approval of acts and transactions involving related parties, as defined by the Companies Law or pursuant to our amended articles;

  director compensation;

  increases or reductions of our authorized share capital;

  a merger; and

  the exercise of our board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Notices

     The Companies Law and the amended articles require that a notice of any annual general meeting or extraordinary general meeting be published and provided to shareholders at least 21 days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be published at least 35 days prior to the meeting.

Quorum

     The quorum required for a general meeting of our shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least a majority of the total outstanding voting rights. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place, or to a later time/date if so specified in the summons or notice of the meeting. At the reconvened meeting, if the original meeting was convened upon requisition under the Companies Law, the required quorum consists of one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, and, in any other reconvened meeting, the quorum that is required is any two shareholders present in person or by proxy (regardless of how many shares they hold).

Adoption of Resolutions

     Our amended articles provide that all resolutions of our shareholders require the approval of a majority of the voting power present and voting at a general meeting, unless otherwise required by the Companies Law or by the amended articles. Under the Companies Law and the amended articles, shareholders are not permitted to take action via written consent in lieu of a meeting. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) require, in addition to approval by the compensation committee (in the case of terms of employment) or audit committee (in the case of some other engagement) and the board of directors, approval by a special majority of the shareholders that fulfills one of the following requirements:

  a disinterested majority; or

  the votes of shareholders who have no personal interest in the transaction and who are present and voting, in person, by proxy or by voting deed at the meeting, and who vote against the transaction may not represent more than two percent (2%) of the voting rights of the company.

     Under our amended articles, if the share capital is divided into classes, the alteration of the rights, privileges, preferences or obligations of any class of share capital requires approval by a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a general meeting, as required under the Companies Law.

     Further exceptions to the simple majority vote requirement are a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

     Under the amended articles, during the period beginning on the effective time of the merger and ending on the second anniversary of the effective time, referred to as the initial term, the approval of 75% of the voting power of our company is required for the amendment, suspension or replacement of any of the following provisions of the amended articles:

  Article 1 (any of the definitions in the amended articles);

  Article 74 (providing for the appointment of class A directors and class B directors to serve during the initial term);

  Article 77.1.8 (providing that during the initial term, removal of class A directors for cause may only be by a unanimous vote of the other class A directors and removal of class B directors for cause may only be by a unanimous vote of the other class B directors);

  Article 77.2.1 (providing that during the initial term, the appointment to fill any vacancy of a class A director shall be by the class A directors and the appointment to fill any vacancy of a class B director shall be by the class B directors, in each case subject to the requirements of the Companies Law with respect to external directors);

  Article 79 (providing for the appointment of S. Scott Crump as the Chairman of the Board of our company and the procedure for filling a vacancy in the office of chairman);

  Article 80 (limiting the power of the shareholders to remove a director from office during the initial term;

  Article 81 (providing for the appointment of David Reis to serve as the Chief Executive Officer of our company during the initial term and the requirement that board of directors of our company may only select another person to serve as the chief executive officer by a majority vote that shall include the vote of at least two class A directors and two class B directors);

  Article 92 (providing for the establishment and composition of the executive committee of our board of directors during the initial term, the procedure for filling vacancies on the executive committee, and the duties and authority of the executive committee);

  Article 99 (providing the board of directors with the right to delegate authority to the chief executive officer to appoint other officers and employees, to set their compensation, subject to the requirements of the Companies Law, and to remove such persons from their positions, subject to the restrictions on the removal of class A directors and class B directors; and

  Article 138 (requiring a 75% super majority vote to take any of the foregoing actions).

     Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a voting deed in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

  appointment or removal of directors;

  approval of transactions with office holders or interested or related parties;

  approval of a merger or any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by voting deed;

  approval of an arrangement or reorganization of the company pursuant to Section 350 of the Israeli Companies Law; and

  other matters which may be prescribed by Israel’s Minister of Justice.

     The provision allowing the vote by voting deed does not apply if, to the best knowledge of the company at the time of calling the general shareholders’ meeting, a controlling shareholder will hold on the record date for such shareholders’ meeting, voting power sufficient to determine the outcome of the vote.

Changing Rights Attached to Shares

     The rights attached to any class of shares, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our amended articles.

Limitations on the Rights to Own Securities in Our Company

     Neither our memorandum of association nor our amended articles, nor the laws of the State of Israel, restrict in any way the ownership or voting of shares by non-residents, except with respect to citizens of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

Full Tender Offer

     A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s issued and outstanding share capital or voting rights is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the issued and outstanding share capital or voting rights of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital and voting rights of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if, following consummation of the tender offer, the acquirer would hold at least 98% of all of the company’s outstanding shares and voting rights (or shares and voting rights of the relevant class)). However, shareholders may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition. Even shareholders who indicated their acceptance of the tender offer may so petition the court, unless the acquirer stipulated that a shareholder that accepts the offer may not seek appraisal rights). If the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital or voting rights of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or voting rights or 90% of the shares or voting rights of the applicable class, from shareholders who accepted the tender offer.

Special Tender Offer

     The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser could become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Companies Law (as described below) is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser could become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, unless one of the exemptions in the Companies Law is met.

     A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

     If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

     The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting called with at least 35 days’ prior notice.

     For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders’ meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above in this annual report under Item 6.C “Board Practices— Approval of Related Party Transactions Under Israeli Law— Disclosure of Personal Interests of Controlling Shareholders”).

     If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the company that have petitioned the court to approve the merger.

     Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

     In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-Takeover Measures Under Israeli Law

     The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. Currently, no preferred shares are authorized under our amended articles. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended articles, which requires the prior approval of the holders of a majority of the voting power present and voting at a general meeting. The convening of the meeting, the shareholders entitled to participate in such meeting, and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in this Item 10.B under “Memorandum and Articles of Association—Rights Attached to Shares— Voting Rights.”

     The foregoing description includes only a summary of certain provisions of the Companies Law and our memorandum of association and articles and is qualified in its entirety by reference to the full text of such documents, which are exhibits to this annual report.

C. Material Contracts.

     We have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A— “History and Development of the Company”, Item 4.B— “Business Overview”, Item 6.C – “Board Practices—Director Service Contracts” and Item 7.B - “Related Party Transactions”.

D. Exchange Controls.

     There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of ordinary shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

     The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association or amended articles or by the laws of the State of Israel.

E. Taxation.

     The following is a short summary of certain provisions of the tax environment to which shareholders may be subject. This summary is based on the current provisions of tax law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

     The summary does not address all of the tax consequences that may be relevant to all purchasers of our ordinary shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our ordinary shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

Israeli Taxation Considerations

     Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli resident individuals

Capital Gain

     As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether listed on a stock exchange or not, is 20% for Israeli individuals, retroactive from January 1, 2003, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (that is, a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (up to 48% in 2013).

     Notwithstanding the foregoing, pursuant to the Tax Burden Law 2011, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Significant Shareholder at any time during the 12-month period preceding the sale and\or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% and 30%).

Dividend Income

     Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Significant Shareholder, at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of receiving benefit as an Approved Enterprise, Privileged Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after such period.

Israeli resident corporations

Capital Gain

     Under Israeli current tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described in “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure” in Item 4.B above, the corporate tax rate from 2012 and onwards is 25%.

Dividend Income

     Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise or Privileged Enterprise are taxable at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.

Non-Israeli Residents

Capital Gain

     Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (25% as of 2013), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2012).

     Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange outside of Israel, and (iii) such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

     Furthermore, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares which are not publicly traded on any stock exchange provided, among other things, that (i) such shares were purchased by the non-Israeli resident on or after January 1, 2009, and (ii) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel.

     In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, to which we refer as the U.S.-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not require the grant of such credit against any U.S. state or local tax liability of the selling shareholder.

Dividend Income

     Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares at the rate of 25% or 30% (if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Approved Enterprise or Privileged Enterprise, which tax is to be withheld at source. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Significant Shareholder or not), unless a reduced rate is provided under an applicable tax treaty.

     For example, under the U.S.-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends generated by our Approved Enterprise are subject to a withholding tax rate of 15% for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Privileged Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the Code.

     A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

U.S. Federal Income Tax Considerations

     Subject to the limitations described in the following paragraphs, the discussion below describes the material U.S. federal income tax consequences to a beneficial owner of our ordinary shares, referred to in this discussion as a U.S. holder, that is:

  an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

  an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

     This summary is not a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase, hold or dispose of ordinary shares. This summary considers only U.S. holders that hold ordinary shares as capital assets.

     This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, to which we refer as the Code, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

  are broker-dealers or insurance companies;

  have elected mark-to-market accounting;

  are tax-exempt organizations;

  are financial institutions or financial services entities;

  are partnerships or other entities treated as partnerships for U.S. federal income tax purposes or partners thereof or members therein;

  hold ordinary shares as part of a straddle, hedge, conversion or other integrated transaction with other investments;

  own directly, indirectly or by attribution at least 10% of our voting power; or

  have a functional currency that is not the U.S. dollar.

     In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of the U.S. federal estate or gift tax or any state inheritance, estate or gift tax.

     Material aspects of U.S. federal income tax law relevant to a holder other than a U.S. holder, referred to in this discussion as a non-U.S. holder, are also discussed below.

     Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary shares.

Taxation of Dividends Paid on Ordinary Shares

     Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends that are received in taxable years beginning before January 1, 2014 by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” Effective January 1, 2013, the American Taxpayer Relief Act raises the maximum long-term capital gains rate of 15% to 20% for individuals with annual taxable income over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “New Tax on Investment Income” in this Item below.

     Dividends that fail to meet these requirements, and dividends taxable to corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to the dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, the ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as that term is defined in the Code) for any year, dividends paid on our ordinary shares in that year or in the year following that year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so, in which case the dividend will be taxed at ordinary income rates. Corporate holders will not be allowed a deduction for dividends received in respect of our ordinary shares.

     Dividends on our ordinary shares will be foreign source passive income (or in some cases, general category income) for U.S. foreign tax credit purposes. Distributions in excess of earnings and profits will be applied against and will reduce, on a share-by-share basis, the U.S. holder’s basis in the ordinary shares and, to the extent in excess of that basis, will be treated as gain from the sale or exchange of ordinary shares.

     The amount of a distribution paid to a U.S. holder in a foreign currency will be the U.S. dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars after receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

     U.S. holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but the amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is generally subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Those limitations include the provisions described in the following paragraphs, as well as rules that limit foreign tax credits allowable for a class of income to the U.S. federal income taxes otherwise payable on the net income in that class.

     A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on our ordinary shares:

  if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date that is 15 days before the ex-dividend date; or

  to the extent that the U.S. holder is under an obligation to make related payments on substantially similar or related property.

     Any days during which a U.S. holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. A foreign tax credit for the Israeli tax can be deferred if the U.S. holder enters into certain types of arrangements to defer inclusion of the related dividend in income for tax purposes.

Taxation of the Disposition of Ordinary Shares

     Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other taxable disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s basis in the ordinary shares, which is usually the cost to the U.S. holder of the shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a reduced rate of taxation in the case of non-corporate taxpayers. Gain or loss recognized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

     A U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of foreign currency proceeds received on a sale as of the date on which the U.S. holder receives the foreign currency. However, a U.S. holder that uses an accrual method of accounting is required to calculate the value of the proceeds of the sale as of the date of sale and may therefore realize foreign currency gain or loss on a subsequent disposition of the foreign currency based on any subsequent appreciation or depreciation in the value of the foreign currency against the U.S. dollar. That gain or loss will generally be U.S. source ordinary income or loss.

Tax Consequences if We Are a Passive Foreign Investment Company

     We will be a passive foreign investment company, to which we refer as a PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any corporation in which we are considered to own 25% or more of the shares by value (subject to certain exceptions in the case of a U.S. corporation), is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, ordinarily determined based on the quarter-end average fair market value of our assets over the taxable year and including the pro rata share of the assets of any corporation in which we are considered to own 25% or more of the shares by value (subject to certain exceptions in the case of a U.S. corporation), produce or are held for the production of passive income.

     If we were a PFIC, and a U.S. holder did not make, as described below, a timely election either to treat us as a qualified electing fund or, if the election is available, to mark our shares to market, any excess distributions we pay to a U.S. holder would be taxed in a special way. Excess distributions are amounts paid on shares in a PFIC in any taxable year that exceed 125% of the average distributions paid on those shares in the shorter of:

  the three previous years; and

  the U.S. holder’s holding period for ordinary shares before the present taxable year.

     Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder would then be required to include amounts allocated to the current taxable year and each prior year in which we were not a PFIC (but not before our first taxable year beginning after December 31, 1986) in its gross income as ordinary income for the current year. Further, a U.S. holder would be required to pay tax on amounts allocated to each prior taxable year in which we were a PFIC at the highest rate in effect for that year on ordinary income, and the tax for each such year would be subject to an interest charge at the rate applicable to deficiencies for income tax.

     The entire amount of gain that is realized or treated as realized by a U.S. holder upon the sale or other disposition of ordinary shares (generally whether or not the disposition is a taxable transaction) will also be treated as an excess distribution and will be subject to tax as described in the preceding paragraph.

     In some circumstances a U.S. holder’s tax basis in our ordinary shares that were inherited from a deceased person who was a U.S. holder would not equal the fair market value of those ordinary shares as of the date of the deceased person’s death but would instead be equal to the deceased’s basis, if lower.

     The special PFIC rules described above will not apply to a U.S. holder if that U.S. holder makes an election to treat us as a qualified electing fund, to which we refer as a QEF, in the first taxable year in which the U.S. holder owns ordinary shares, provided we comply with specified reporting requirements. Instead, a U.S. holder who has made such a QEF election is required for each taxable year in which we are a PFIC to include in income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of the related tax. If deferred, the taxes will be subject to an interest charge. We would supply U.S. holders with the information needed to report income and gain under a QEF election if we were classified as a PFIC.

     The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, to which we refer as the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a United States person who is a shareholder in a PFIC must file every year a completed IRS Form 8621 or other form as may be prescribed by the IRS pursuant to recently enacted legislation requiring annual reports with respect to PFICs.

     A U.S. holder of PFIC shares that are publicly traded may elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. holder’s adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules described above (other than the rules for excess distributions, which would apply to the first year the election is made if we were a PFIC in a prior year and a QEF election were not made for the first year we were a PFIC) would not apply for periods covered by the election. At this time, however, our ordinary shares are not publicly traded, and therefore this election is not currently available to a U.S. holder of our ordinary shares.

     Although we do not believe that we were a PFIC in 2012, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2013 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

New Tax on Investment Income

     For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from the tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally will include its dividends on our ordinary shares and net gains from dispositions of our ordinary shares, unless those dividends or gains are derived in the ordinary course of the conduct of trade or business (other than trade or business that consists of certain passive or trading activities). Net investment income, however, may be reduced by deductions properly allocable to that income. A U.S. holder that is an individual, estate or trust is urged to consult its tax adviser regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

     Except as described in “Information Reporting and Backup Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

  the income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country that has an income treaty with the United States, the income is attributable to a U.S. permanent establishment, or, in the case of an individual, a fixed place of business in the United States;

  the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

  the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

     A non-U.S. holder is a beneficial owner of our ordinary shares that is (1) a nonresident alien as to the United States for U.S. federal income tax purposes; (2) a corporation created or organized in or under the law of a country, or any of its political subdivisions, other than the United States; or (3) an estate or trust that is not a U.S. holder.

Information Reporting and Backup Withholding

     U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to backup withholding at a rate of 28% (for taxable years through 2013) unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and backup withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

     A non-U.S. holder who effects the sale of his ordinary shares by or through a U.S. office of a broker is subject to both information reporting and backup withholding tax on the payment of the proceeds unless he certifies, under penalties of perjury, that he is not a U.S. person or otherwise establishes an exemption. If a non-U.S. holder sells his ordinary shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a non-U.S. holder outside the United States, if the holder sells his ordinary shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Those information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the holder is a non-U.S. person and certain other conditions are met, or the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. or non-U.S. holder’s U.S. federal income tax liability, and a taxpayer generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the taxpayer’s U.S. federal income tax liability by filing a refund claim with the IRS, provided in each case that required information is furnished to the IRS.

New Information Reporting by Certain U.S. Holders

     Under recently enacted legislation, U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of $50,000 (as determined under rules in new temporary Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under proposed Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding his reporting obligation.

F. Dividends and Paying Agents.

     Not applicable.

G. Statement by Experts.

     Not applicable.

H. Documents on Display.

     We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we are required to file reports and other information with the SEC. You may read and copy these materials, including this annual report and the accompanying exhibits and reports and other information that we have previously filed, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1(800)-SEC-0330. The SEC maintains an Internet Site at http://www.sec.gov that contains reports and other information that we file electronically. The reports and other information filed by us with the SEC are also available at our websites, www.stratasys.com and www.objet.com. The web addresses of the SEC and our company have been included as inactive textual references only. Information on those websites is not part of this annual report. In addition, documents referred to in this annual report may be inspected at the offices of the NASDAQ Global Select Market, 1735 K Street, N.W., Washington, D.C. You can also obtain copies of reports and other information that we file electronically, without charge, by requesting them in writing or by telephone from our company at the following address:

Stratasys Ltd.
c/o Stratasys, Inc.
7665 Commerce Way
Eden Prairie, Minnesota 55344
Attention: Shane Glenn, Director of Investor Relations
Tel: (952) 937-3000

     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I. Subsidiary Information.

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Foreign Currency Exchange Risk

     Due to our international operations, currency exchange rates impact our financial performance.

     We hedge against exposure arising from potential fluctuation in U.S. dollar value of our current assets and current liabilities that are recorded in currencies other than the U.S. dollar, to which we refer as balance sheet exposure. The majority of our balance sheet exposure relates to Euro-denominated assets and liabilities. Our strategy is to hedge most of our balance sheet exposure by entering into 30-day foreign currency forward contracts on a month-to-month basis to reduce the risk that our earnings will be adversely affected by changes in value of current assets and current liabilities due to fluctuations in currency exchange rates. Our net Euro balance sheet exposure as of December 31, 2012 was approximately €12.0 million.

     Our total pro forma combined revenues amounted to $359.0 million in 2012, of which approximately 29.0% were in denominated in Euro. During 2012, our Euro-denominated revenues exceeded our Euro-denominated expenses. Conversely, our expenses denominated in shekels are higher than our expected shekel-denominated revenues. For those currencies which do not have a sufficient natural hedge within our operations (such as offsetting revenues and expenses recorded in a given currency, or some other hedge), we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results. In 2012, we entered into hedging transactions to protect our European subsidiaries from potential exposure resulting from the strengthening of the U.S. dollar against the euro in 2012 and 2013. In Israel, we are exposed to the risk of appreciation of the shekel against the U.S. dollar. Accordingly, in 2012, we entered into hedging transactions to reduce the exposure resulting from excess costs denominated in shekels. Our foreign exchange forward contracts in effect as of December 31, 2012 were for the conversion of 20.9 million Euros into 26.8 million U.S. dollars, and the conversion of 37.0 million U.S. dollars into 145.6 million shekels.

     The net effect of these risks stemming from currency exchange rate fluctuations on our operating results— calculated in each case on a pro-forma basis, as if the merger had occurred prior to the 2012 fiscal year— can be quantified as follows:

     (i) An increase of 10% in the value of the Euro relative to the U.S. dollar in 2012 would have resulted in an increase in the U.S. dollar reporting value of our pro-forma consolidated operating income of $8.4 million for that year, due to the increase in dollar value of products and services revenues earned in Euros, while a decrease of 10% in the value of the Euro relative to the U.S. dollar in 2012 would have resulted in a decrease in the U.S. dollar reporting value of our pro-forma consolidated operating income of $8.4 million for 2012, reflecting the decreased dollar value of products and services revenues earned in Euros.

     (ii) An increase of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2012 would have resulted in a net decrease in the dollar-reported value of our pro-forma, consolidated operating income of $7.2 million, due to the adverse impact to our operating margins that we would have experienced as a result of such an increase in dollar-reported value of shekel-recorded expenses. On the other hand, a 10% decrease in value of the shekel relative to the dollar in the year ended December 31, 2012 would have caused a net increase in the dollar-reported value of our pro-forma, consolidated operating income of $7.2 million for 2012, due to the favorable effect on our operating margins that would result from such devaluation of the shekel.

     We will continue to monitor exposure to currency fluctuations. Instruments that may be used to protect us against future risks may include foreign currency forward and swap contracts. These instruments may be used to selectively manage risks, but there can be no assurance that we will be fully protected against material foreign currency fluctuations. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

     Our cash and cash equivalent investments are held primarily in short-term bank deposits with maturities of less than 90 days. These are subject to limited interest rate risk. A 10% change in interest rates would not have a material effect on our financial condition or results of operations. Our short- and long-term investments consist of short-term bank deposits, which bear interest at rates of 0.02% to 6.4%. An immediate 10% change in interest rates would have no material effect on our financial condition or results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     None

ITEM 15. CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

     We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2012, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012.

(b) Management’s Annual Report on Internal Control Over Financial Reporting; and (c) Attestation Report of Registered Public Accounting Firm.

     This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Upon the lapse of that transition period, under those rules, we will be required to provide such report of management and attestation report of our registered public accounting firm (except, in the case of the attestation report, if exempted as described in the next paragraph).

     For so long as we are an emerging growth company, as defined in the JOBS Act, we intend to take advantage of an exemption from the foregoing attestation report requirement of Section 404(b) of the Sarbanes-Oxley Act and paragraph (c) of Item 15 of Form 20-F that is afforded to us under Section 103 of the JOBS Act. We expect, however, that we will cease to be an emerging growth company as of December 31, 2013, which will cause us to be required (beginning in 2014) to include in our annual report an attestation report of our registered public accounting firm, to go along with the report of management’s assessment of our internal control over financial reporting that we will in any case be required to provide beginning with our next annual report.

(d) Changes in Internal Control over Financial Reporting.

     Based on the evaluation conducted by our management, with the participation of our chief executive officer and chief financial officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) have concluded that there were the following changes to our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

     During the year ended December 31, 2012, we completed the merger. As part of our ongoing activities after the merger, we are continuing to integrate our financial reporting functions and our controls and procedures between our legacy Stratasys, Inc. and Objet businesses. We have also been augmenting our company-wide controls to reflect the risks inherent in a business combination of the magnitude and complexity of the merger.

     Other than as described in the foregoing paragraph, there were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

     Our board of directors has determined that Mr. Eyal Desheh, who serves as chairman of the audit committee of our board of directors, meets the requirements of an “audit committee financial expert”, as defined in Item 407(d)(5) of SEC Regulation S-K and Item 16A of SEC Form 20-F and is an independent director, as defined in Rule 5600(a)(2) of the NASDAQ Listing Rules.

ITEM 16B. CODE OF ETHICS.

     We have adopted a Code of Business Conduct and Ethics, to which we refer as the code of ethics, that applies to all directors, officers, and employees of our company and its subsidiaries, including our chief executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions for us. A copy of the code of ethics has been posted on our Internet website, http://investors.stratasys.com/governance.cfm and is incorporated herein by reference. The foregoing website has been provided as an inactive textual reference only, and the content of that website is not a part of this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

     The following table sets forth, for the years ended December 31, 2012 and 2011, the fees billed to us and our subsidiaries by our principal accountants.(1)

	Year ended December 31,
	2012	2011
Audit fees (2)	$555,061	$219,925
Audit-related fees (3)	32,855	34,325
Tax fees (4)	30,000	14,348
All other fees (5)	4,900	4,650
Total	$622,816	$273,248
____________________

(1)	Comprises fees billed by: (i) Grant Thornton LLP, an independent registered public accounting firm, or Grant Thornton (which served as the principal accountant for Stratasys, Inc., the accounting acquirer in the merger), with respect to the year ended December 31, 2011; and (ii) Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, or Kesselman & Kesselman (which served as Objet’s principal accountant prior to the merger and continues to serve as the registrant’s principal accountant following the merger), with respect to the year ended December 31, 2012.

(2)	Audit fees consist of fees for professional services rendered by our respective principal accountants in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountants in connection with statutory and regulatory filings or engagements.

(3)	Audit-related fees are fees for assurance and related services rendered by our respective principal accountants that are reasonably related to the performance of their audit of our financial statements and that are not reported under “Audit-fees” above.

(4)	Tax fees are fees for services rendered by our respective principal accountants in connection with tax compliance, tax planning and tax advice.

(5)	All other fees are fees for other consulting services (if any) rendered by our respective principal accountants to us.

Pre-approval Policies and Procedures

     Our audit committee approves, in advance, all audit, audit-related services, tax services and other services provided by our principal accountants. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. None of the services provided by our principal accountants in 2012 or 2011 was approved under the de minimus exception provision described in paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

     (a)(1)(i) Effective as of the consummation of the merger on December 1, 2012, Grant Thornton, which served prior to the merger as the principal accountant of Stratasys, Inc., the accounting acquirer in the merger, did not continue as the independent auditor of the registrant following the merger. The existing auditor of the legal acquirer in the merger (Stratasys Ltd., formerly known as Objet Ltd.), Kesselman & Kesselman, remained the principal accountant of our company following the merger.

     (ii) The reports of Grant Thornton on the financial statements of Stratasys, Inc. for each of the two fiscal years ended December 31, 2011 and 2010 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

     (iii) Prior to consummation of the merger, we retained Kesselman & Kesselman as our principal accountant, and it continued to serve in that role following the merger. Consequently, we did not retain Grant Thornton to serve as our principal accountant after the merger. In accordance with the requirements of the Companies Law, our decision to retain Kesselman & Kesselman was recommended and/or approved by each of (a) the audit committee of our board of directors, (b) our board of directors and (c) our shareholders. Under the Companies Law, we were not deemed to have changed our principal accountant after the merger, since our company as a legal entity continued to retain Kesselman & Kesselman to perform services as our principal accountant after the merger. Therefore, no affirmative action was required for our not retaining Grant Thornton. Our shareholders approved Kesselman & Kesselman as our principal accountant for fiscal year 2012 at our 2012 annual general meeting of shareholders, which was held on September 16, 2012.

     (iv) During each of the two fiscal years ended December 31, 2011 and 2010 and through the interim period preceding the non-continuation of Grant Thornton’s services, there were no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the matter in connection with its reports on Stratasys, Inc.’s financial statements.

     (v) During each of the two fiscal years ended December 31, 2011 and 2010 and through the interim period preceding the non-continuation of Grant Thornton’s services, none of the reportable events listed in paragraphs (a)(1)(v)(A) through (D) of Item 16F of the SEC’s Form 20-F occurred.

     (2) Based on the recommendation and/or approval by each of (a) the audit committee of our board of directors, (b) our board of directors and (c) our shareholders (shareholder approval was obtained at our 2012 annual general meeting of shareholders held on September 16, 2012), Kesselman & Kesselman was engaged as our principal accountant for the fiscal year ending December 31, 2012. Prior to its engagement, we did not consult with Kesselman & Kesselman regarding matters or events set forth in paragraphs (a)(2)(i) or (a)(2)(ii) of Item 16F of the SEC’s Form 20-F.

     (3) We have provided Grant Thornton with a copy of the disclosures that we have made in response to this Item 16F(a) and requested that Grant Thornton furnish us with a letter addressed to the SEC stating whether it agrees with the above statements made by us in response to this Item 16F(a) and, if not, stating the respects in which it does not agree with such statements. Grant Thornton’s response letter is filed as Exhibit 15.3 to this annual report on Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE.

     The NASDAQ Global Select Market requires companies with securities listed thereon to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed domestic U.S. companies. Pursuant to NASDAQ Listing Rule 5615(a)(3), we have notified NASDAQ that with respect to the corporate governance practices described below, we will instead follow Israeli law and practice and accordingly will not follow the NASDAQ Listing Rules. Except for the differences described below, we do not believe there are any significant differences between our corporate governance practices and those that apply to a U.S. domestic issuer under the NASDAQ Global Select Market corporate governance rules.

  Executive Sessions of Independent Directors: Under the Companies Law, our independent directors (as defined under the NASDAQ Listing Rules) do not need to meet regularly in sessions at which only they are present, as is required of U.S. domestic issuers under NASDAQ Listing Rule 5605(b)(2).

  Independent Director Oversight of Executive Officer Compensation: As described under Item 6.C (“Board Practices”— “Board of Directors”— “Board Committees”— “Compensation Policy and Committee”), under a recent amendment to the Companies Law, the compensation of our executives and other office holders will be subject to a compensation policy and to the recommendations of a compensation committee of our board of directors that we will need to adopt and appoint, respectively, in 2013. The required composition of that committee and the procedure for approval of compensation under that Companies Law amendment differ slightly from those under NASDAQ Listing Rule 5605(d), which requires that the compensation of executive officers be recommended or determined solely by independent directors or by a compensation committee of the board consisting solely of independent directors (as defined under the NASDAQ Listing Rules). While there is significant practical overlap as to who qualifies to serve on the compensation committee under the Companies Law and the NASDAQ Listing Rules, the requirements are not identical, and we will comply with the Companies Law requirement.

  Independent Director Oversight of Nominations: Under Israeli law, there is no requirement to have an independent nominating committee or the independent directors of a company select (or recommend for selection) director nominees, as is required under NASDAQ Listing Rule 5605(e) for a U.S. domestic issuer. Our board of directors handles this process, as is permitted by our amended articles and the Companies Law. We also need not adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as NASDAQ requires for a U.S. issuer.

  Shareholder Approval: Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from, or in addition to, the requirements for seeking shareholder approval under NASDAQ Listing Rule 5635. See “Item 6. Directors, Senior Management and Employees—C. Board Practices — Fiduciary Duties of Office Holders” in this annual report for a description of the some of the transactions requiring shareholder approval under the Companies Law.

  Distribution of Annual and Interim Reports. As opposed to NASDAQ Listing Rule 5250(d) that requires listed issuers to make annual and quarterly reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we will make our annual report containing audited financial statements available to our shareholders at our offices (in addition to a public website) and will only mail such report to shareholders upon request.

ITEM 16H. MINE SAFETY DISCLOSURE.

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

     We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

     The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

STRATASYS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRMS

DECEMBER 31, 2012, 2011 AND 2010

Report of Independent Registered Public Accounting Firm

To the shareholders of

Stratasys Ltd.

We have audited the accompanying consolidated balance sheet of Stratasys Ltd. and its subsidiaries (the “Company”) as of December 31, 2012 and the related consolidated statement of operations and comprehensive income, changes in equity and cash flows for the year ended December 31, 2012. Our audit included the financial statement schedule listed in the index appearing under Item 18 for the year ended December 31, 2012. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stratasys Ltd. and its subsidiaries at December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the year ended December 31, 2012 listed in the accompanying index appearing under Item 18 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/S/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
       March 7, 2013

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel,
 P.O Box 50oo5 Tel-Aviv 61500 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Stratasys Ltd.

We have audited the accompanying consolidated balance sheet of Stratasys, Inc. (a Delaware Corporation) and subsidiaries (collectively, the “Company”) as of December 31, 2011, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2011. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 18. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stratasys, Inc. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule for the years ended December 31, 2011 and 2010, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
March 12, 2012

STRATASYS LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

December 31,	2012	2011
in thousands, except per share data
ASSETS

Current assets
Cash and cash equivalents	$133,826	$20,092
Short-term bank deposits	20,063	-
Restricted deposits	929	-
Short-term investments	-	14,602
Accounts receivable:
Trade, less allowance for doubtful
accounts of $654 at December 31, 2012
and $1,089 at December 31, 2011	64,678	24,642
Other	22,934	1,589
Inventories	67,995	22,771
Net investment in sales-type leases, less allowance
for doubtful accounts of $301 at December 31,
2012 and $230 at December 31, 2011	5,134	3,295
Prepaid expenses	2,751	3,259
Deferred income taxes	4,968	2,973
Total current assets	323,278	93,223
Non-current assets
Property, plant and equipment, net	62,070	39,669

Other assets
Goodwill	822,475	25,394
Other intangible assets, net	510,372	25,295
Net investment in sales-type leases	7,872	5,495
Long-term investments	1,634	32,581
Amounts funded in respect of employees
rights upon retirement	2,628	-
Other non-current assets	1,184	113
Total other assets	1,346,165	88,878
Total assets	$1,731,513	$221,770

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$35,235	$8,541
Other current liabilities	40,179	10,827
Deferred tax liabilities	945	-
Unearned revenues	18,068	9,769
Total current liabilities	94,427	29,137
Non-current liabilities
Employee rights upon retirement	4,188	-
Deferred tax liabilities	54,693	6,760
Unearned revenues - long-term	3,181	2,562
Other non-current liabilities	2,868	-
Total liabilities	159,357	38,459
Commitments and contingencies, see notes 12 and 17
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 60,000 shares;
38,372 and 21,246 shares issued and outstanding at December 31,
2012 and 2011, respectively	101	55
Additional paid-in capital	1,459,294	79,343
Retained earnings	112,503	104,012
Accumulated other comprehensive loss	(238)	(99)
Equity attributable to Stratasys Ltd.	1,571,660	183,311
Non-controlling interest	496	-
Total equity	1,572,156	183,311
Total liabilities and equity	$1,731,513	$221,770

See accompanying notes to consolidated financial statements.

/s/ S. Scott Crump	/s/ David Reis	/s/ Erez Simha
S. Scott Crump	David Reis	Erez Simha
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

STRATASYS LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Income

Years Ended December 31,	2012	2011	2010
in thousands, except per share data
Net sales
Products	$179,762	$127,476	$97,467
Services	35,482	28,418	25,365
Fair value of warrant related to OEM agreement	-	-	(4,988)
	215,244	155,894	117,844

Cost of sales
Products	86,742	61,545	50,359
Services	18,591	11,945	11,399
	105,333	73,490	61,758

Gross profit	109,911	82,404	56,086

Operating expenses
Research and development, net	19,659	14,360	9,755
Selling, general and administrative	73,130	39,038	32,863
	92,789	53,398	42,618

Operating income	17,122	29,006	13,468

Other income	1,388	2,346	368

Income before income taxes	18,510	31,352	13,836

Income taxes	9,687	10,726	4,466

Net income	$8,823	$20,626	$9,370

Net income attributable to non-controlling interest	$332	$-	$-

Net income attributable to Stratasys Ltd.	$8,491	$20,626	$9,370

Net income per ordinary share attributable to Stratasys Ltd.
Basic	$0.37	$0.98	$0.46
Diluted	0.36	0.95	0.44

Weighted average ordinary shares outstanding
Basic	22,812	21,133	20,579
Diluted	23,776	21,653	21,130

Comprehensive Income
Net income	$8,823	$20,626	$9,370
Other comprehensive income (loss):
Unrealized gain (loss) on securities, net of tax	(167)	-	101
Foreign currency translation adjustment	(71)	47	(229)
Other comprehensive income (loss), net of tax	(238)	47	(128)
Comprehensive income	8,585	20,673	9,242
Less: comprehensive income attributable to
non-controlling interest	233	-	-
Comprehensive income attributable to Stratasys Ltd.	$8,352	$20,673	$9,242

See accompanying notes to consolidated financial statements.

STRATASYS LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Years Ended December 31, 2012, 2011, and 2010
in thousands, except shares
					Accumulated
			Additional		Other	Equity
	Ordinary Shares		Paid-In	Retained	Comprehensive	attributable to	Non-controlling	Total
	Shares	Amount	Capital	Earnings	Loss	Stratasys Ltd.	Interest	Equity
Balances, January 1, 2010	20,365,687	$53	$55,532	$74,016	$(18)	$129,583		$129,583

Exercise of stock options and warrants	456,200	1	6,401			6,402		6,402

Income tax reductions relating to
exercise of stock options			2,961			2,961		2,961

Vested stock option repurchase			(2,136)			(2,136)		(2,136)

Stock-based compensation			1,242			1,242		1,242

Fair value of warrant related to OEM agreement			4,988			4,988		4,988

Comprehensive income (loss)				9,370	(128)	9,242		9,242

Balances, December 31, 2010	20,821,887	54	68,988	83,386	(146)	152,282	-	152,282

Exercise of stock options	423,783	1	6,148			6,149		6,149

Income tax reductions relating to
exercise of stock options			2,620			2,620		2,620

Stock-based compensation			1,587			1,587		1,587

Comprehensive income				20,626	47	20,673		20,673

Balances, December 31, 2011	21,245,670	55	79,343	104,012	(99)	183,311	-	183,311

Exercise of stock options and warrant	1,682,162	4	15,293			15,297		15,297

Income tax reductions relating to
exercise of stock options and warrant			15,192			15,192		15,192

Stock-based compensation			8,874			8,874		8,874

Issuance of stock related to the merger	15,444,630	42	1,340,592			1,340,634	263	1,340,897

Comprehensive income (loss)				8,491	(139)	8,352	233	8,585

Balances, December 31, 2012	38,372,462	$101	$1,459,294	$112,503	$(238)	$1,571,660	$496	$1,572,156

See accompanying notes to consolidated financial statements.

STRATASYS LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
in thousands
Years ended December 31,	2012	2011	2010
Cash flows from operating activities
Net income	$8,823	$20,626	$9,370
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation	7,624	5,864	6,360
Amortization	11,873	4,484	2,982
Deferred income taxes	(2,266)	(113)	(328)
Stock-based compensation	8,874	1,587	1,242
Excess tax benefit from stock options and warrant	(15,192)	(2,620)	(2,515)
Fair value of warrant related to OEM agreement	-	-	4,988
Gain on disposal of property, plant and equipment	(153)	(156)	-
Gain on sale of investments	(251)	(1,831)	-
Gains on amounts funded in respect of
employee rights upon termination	(57)	-	-

Increase (decrease) in cash attributable to changes in
operating assets and liabilities, net of the impact of acquisition:
Accounts receivable, net	(28,502)	(5,739)	(801)
Inventories	(7,724)	(5,846)	(5,367)
Net investment in sales-type leases	(4,216)	(2,625)	932
Prepaid expenses	1,534	1,438	(1,137)
Other assets	(1,072)	290	867
Accounts payable and other current liabilities	21,340	6,538	4,495
Non-current liabilities	637	-	-
Unearned revenues	222	615	883
Net cash provided by operating activities	1,494	22,512	21,971

Cash flows from investing activities
Proceeds from the maturity of investments	14,300	19,927	27,728
Proceeds from the sale of investments	39,067	15,748	-
Purchase of investments	(8,407)	(18,755)	(67,912)
Proceeds from sale of property and equipment	226	-	-
Redemption of short-term bank deposits	9,999	-	-
Increase in restricted deposits	(84)
Acquisition of property and equipment	(12,057)	(12,849)	(7,822)
Amounts funded in respect of employee rights upon retirement	(32)	-	-
Acquisition of intangible and other assets	(3,018)	(4,318)	(1,288)
Cash acquired through merger with Objet Ltd.	41,524	-	-
Acquisition of Solidscape, Inc., net of cash acquired	-	(38,559)	-
Net cash provided by (used in) investing activities	81,518	(38,806)	(49,294)

Cash flows from financing activities
Proceeds from exercise of stock options and warrant	15,297	6,149	6,402
Cash paid for vested stock option repurchases	-	-	(2,137)
Excess tax benefit from stock options and warrant	15,192	2,620	2,515
Net cash provided by financing activities	30,489	8,769	6,780

Effect of exchange rate changes on cash	233	63	(218)

Net increase (decrease) in cash and cash equivalents	113,734	(7,462)	(20,761)
Cash and cash equivalents, beginning of year	20,092	27,554	48,315

Cash and cash equivalents, end of year	$133,826	$20,092	$27,554

Supplemental disclosures of cash flow information:
Cash paid for taxes	$8,169	$6,043	$5,027
Transfer of fixed assets to inventory	96	213	242
Transfer of inventory to fixed assets	2,787	2,747	2,336

Fair value of assets acquired		48,191
Less liabilities assumed		(9,092)
Net acquired assets		39,099

Less cash acquired		(540)
Acquisition of Solidscape, Inc., net of cash acquired		$38,559

Fair value of assets acquired	1,456,924
Less liabilities assumed	(116,027)
Net acquired assets	1,340,897

Less cash acquired	(41,524)
Merger with Objet Ltd., net of cash acquired	$1,299,373

See accompanying notes to consolidated financial statements.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Stratasys Ltd. and subsidiaries (collectively the “Company”) is a leading global provider of additive manufacturing (“AM”) solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. The Company’s systems include desktop 3D printers for idea and design development, various systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”). The Company also develops, manufactures and sells materials for use with its systems and provides various services to its customers.

The Company is the result of the 2012 merger of two AM companies, Stratasys, Inc. and Objet Ltd. (“Objet”). On December 1, 2012 (the “merger date”), the two companies completed an all-stock merger (the “merger”), pursuant to which Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet. In connection with the merger, Objet changed its name to Stratasys Ltd., and the ordinary shares of Stratasys Ltd. were listed on the NASDAQ Global Select Market under the trading symbol “SSYS”, in place of Stratasys, Inc.’s common stock, which had also traded under that symbol.

The merger was structured as a reverse merger of Stratasys, Inc. with and into a wholly owned subsidiary of Objet. Stratasys, Inc. stockholders received one ordinary share of Stratasys Ltd. for each share of Stratasys, Inc. common stock they owned. Upon closing of the transaction, the former Stratasys, Inc. stockholders owned approximately 55 percent and the Objet shareholders retained approximately 45 percent of the combined company on a fully diluted basis using the treasury stock method. Accordingly, while Objet was the legal acquirer, Stratasys, Inc. is treated as the acquiring company in the merger for accounting purposes and the merger has been accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the financial statements of the Company prior to the merger date are the historical financial statements of Stratasys, Inc., whereas the financial statements of the Company after the merger date reflect the results of the operations of Stratasys, Inc. and Objet on a combined basis. See additional disclosure provided in note 2, including pro forma financial information for the Company on a combined basis.

The Company has one reportable segment, which generates revenues via the sale of its 3D printing systems and related consumables and by providing support services. The Company’s chief operating decision-maker evaluates performance, makes operating decisions and allocates resources based on financial data consistent with the presentation in the accompanying financial statements. The Company operates through offices in Israel, the United States, Germany, Italy, India, Australia, Japan, China and Hong Kong. Entity-wide disclosures on net sales and property, plant and equipment are presented in note 18.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

Functional Currency and Foreign Currency Transactions

A major part of the Company’s operations are carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar. The functional currency of the other subsidiaries is generally their local currency. The financial statements of those subsidiaries are included in consolidation, based on translation into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at actual exchange rates during the year. Differences resulting from translation are presented in equity, under accumulated other comprehensive income. Gains and losses on foreign currency transactions and exchange gains and losses denominated in non-functional currencies are reflected in other income (expense) in the consolidated statements of operations and comprehensive income when they arise.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates using assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements.

As applicable to these consolidated financial statements, the most significant estimates relate to revenue recognition, allowance for doubtful accounts, inventories, valuation and assumptions underlying stock-based compensation, purchase price allocation on acquisitions, intangible assets, valuation of goodwill, uncertain tax positions and contingent liabilities.

Cash and Cash Equivalents

All highly liquid investments, which include short-term bank deposits, that are not restricted as to withdrawal or use, and debt instruments, purchased with maturities of three months or less when acquired, are considered to be cash equivalents.

Short-term Bank Deposits

Short-term bank deposits are deposits with maturities of more than three months and up to one year when acquired. Short-term bank deposits are presented at their cost, including accrued interest.

Restricted Deposits

Restricted deposits consist primarily of cash deposits for rent.

Short-term and Long-term Investments

Classification of investments as current or non-current is dependent upon management’s intended holding period, the investment’s maturity date, and liquidity considerations based on market conditions. These investments are then evaluated and classified as available-for-sale or held-to-maturity in accordance with the provisions of Accounting Standards Codification (“ASC”) 320, Investments - Debt and Equity Securities. This evaluation takes into consideration the Company’s past history of holding investments until maturity, projected cash flow estimates, future capital requirements, the existence of credit deterioration of the issuer and the Company’s overall investment strategy as established by management and approved by the Company’s Board of Directors.

If management has the positive intent and ability to hold its debt securities until maturity, they are classified as “held-to-maturity” and accounted for using the amortized-cost method. All other securities are classified as “available-for-sale” and accounted for at fair value with the unrealized gain or loss, net of tax, reported in other comprehensive income. The Company liquidated most of its investments during the year ended December 31, 2012, primarily in connection with the merger. As a result of this liquidation of investments, the Company had only one remaining investment classified as held-to-maturity. In consideration of the substantial liquidation of the Company’s held-to-maturity investments in the fourth quarter of 2012, the Company transferred the remaining held-to-maturity investment to available-for-sale and recorded the unrealized loss in other comprehensive income.

For debt securities, an other-than-temporary impairment has occurred if the Company does not expect to recover the entire amortized cost basis of the debt security. If the Company does not intend to sell the impaired debt security, and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment recognized in earnings, recorded in other income (expense), is limited to the portion attributed to credit loss. The remaining portion of the other-than-temporary impairment related to other factors is recognized in other comprehensive income (loss). Realized gains and losses for both debt and equity securities are included in other income (expense).

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurements

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available under the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. A trade receivable is considered to be past due if the receivable balance is outstanding beyond terms identified on the customer’s purchase order and accepted by the Company. A sales-type lease receivable is considered to be past due if the receivable balance is outstanding beyond terms identified in the lease. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on past write-offs and collections and current credit conditions. The Company evaluates a number of factors to assess collectability, including an evaluation of the creditworthiness of the specific customer, past due amounts, payment history, and current economic conditions. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. Accounts are written-off against the reserve when management deems the accounts are no longer collectible.

Derivative Instruments and Hedge Accounting

As part of the Company’s risk management strategy, it uses foreign currency exchange forward contracts to hedge against certain foreign currency exposures. The Company recognizes these derivative instruments as either assets or liabilities in the consolidated balance sheets at their fair value on a trade date basis. Derivatives in a gain position are reported in accounts receivable—other in the consolidated balance sheets and derivatives in a loss position are recorded in other current liabilities, as applicable, in the consolidated balance sheets.

On the date that the Company enters into a derivative contract, it designates the derivative for accounting purposes, as either a hedging instrument or a non-hedging instrument. In order to qualify for hedge accounting, the Company formally documents at the inception of each hedging relationship the hedging instrument, the hedged item, the risk management objective and strategy for undertaking each hedging relationship, and the method used to assess hedge effectiveness.

If a derivative financial instrument does not qualify for hedge accounting, the Company records the changes in fair value of derivative instruments in other income in the consolidated statements of operations and comprehensive income. Through December 31, 2012, the Company has not designated any derivative financial instruments for hedge accounting.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories are stated at the lower of cost or market, with cost determined on methods that approximate first-in, first-out. Inventory costs consist of material, direct labor and overhead. The Company periodically assesses inventory for obsolescence and excess and reduces the carrying value by an amount equal to the difference between its cost and the estimated market value based on assumptions about future demand and historical sales patterns.

Inventories acquired in a business combination are stepped-up to their estimated fair value less profit for sales efforts and amortized to cost of sales as that inventory is sold.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the lease term or the estimated useful life of the asset. Maintenance and repairs are charged to operations, while betterments and improvements are capitalized.

Depreciation lives are as follows:

Years
Machinery and equipment	3-10
Buildings and improvements	10-30
Computer equipment and software	3-5
Office equipment	5-14
Furniture and fixtures	2-10

Goodwill

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level at the end of each year, or whenever events or circumstances present an indication of impairment.

During 2012, the Company applied the Financial Accounting Standards Board (“FASB”) guidance when testing goodwill for impairment, which permits the Company to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment and proceed directly to performing the first step of the two-step impairment test. If the Company performs a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the two-step impairment test is unnecessary. However, if the Company concludes otherwise, it is then required to perform the first step of the two-step impairment test.

The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

The evaluation of goodwill impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated that include, among others, growth in revenues, margins realized, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2012, the Company performed the qualitative test for goodwill, based on the reporting units to which the goodwill is allocated and concluded that it is more likely than not that the fair value of the reporting units exceeds its carrying value. Therefore, the Company did not continue to perform the two-step impairment test. Important qualitative factors assessed included the overall current and planned financial performance of the reporting units and the current share price of the Company, as well as the overall multiples of cash flow for comparable companies. For the goodwill related to the merger, the very short time period of 30 days between the merger date and the testing date of December 31, 2012 was also considered. Based on the Company’s assessment as of December 31, 2012, 2011 and 2010, no goodwill was determined to be impaired.

Other Intangible Assets

Other intangible assets are comprised of definite life intangible assets and indefinite life intangible assets. Other intangible assets and their amortization lives are as follows:

Years
Capitalized software development costs	3-5
Trademarks and trade names	5-15
Patents	10
Developed technology	6-11
Customer relationships	10-15
Non-compete agreement	3
In-process research and development	Indefinite

Other intangible assets primarily represent acquired intangible assets including developed technology, trade name, customer relationships and in-process research and development (“IPR&D”). Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life which is determined by identifying the period over which most of the cash flows are expected to be generated. Amortization of acquired developed technology is recorded under cost of sales. Amortization of trade name and customer relationships is recorded under selling, general and administrative expenses. The Company capitalizes IPR&D projects acquired as part of a business combination. On completion of each project, IPR&D assets are reclassified to developed technology and amortized over their estimated useful lives. If any of the IPR&D projects are abandoned, the Company would be required to record an impairment of the related IPR&D asset.

The costs of software development, including significant product enhancements, incurred subsequent to establishing technological feasibility have been capitalized in accordance with ASC 985-20, Costs of Software to be Sold, Leased or Marketed. The Company recorded amortization expense related to capitalized software costs of $0.9 million, $1.6 million and $1.9 million for the years ended December 31, 2012, 2011 and 2010, respectively. Costs incurred prior to establishment of technological feasibility are charged to research and development expense.

Impairment in Value of Long-Lived Assets

Long-lived assets, including definite life intangible assets, held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values. Based on the Company’s assessment as of December 31, 2012, 2011 and 2010, no long-lived assets were determined to be impaired.

In July 2012, the FASB issued Accounting Standards Update (“ASU”) No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 simplifies the manner in which an entity tests indefinite-lived intangible assets for impairment by providing an option to perform a qualitative assessment to determine whether further impairment testing is necessary. If an entity determines, based on the qualitative tests, that it is not more likely than not (a likelihood of more than 50 percent) that the indefinite-lived intangible asset is impaired, than no further action is required. An entity has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption permitted. The Company decided to early adopt this ASU.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The evaluation of indefinite-lived intangible asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated that include, among others, growth in revenues, margins realized, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

At December 31, 2012 the Company performed the qualitative test for indefinite-lived intangibles related to the December 1, 2012 merger between Stratasys, Inc. and Objet and concluded that it was not necessary to perform the two-step impairment test. Important qualitative factors included the very short time period of 30 days between the merger date and the testing date of December 31, 2012 and the current status of the IPR&D projects that represent this intangible asset. The Company chose to perform the first step of the two-step impairment test for the indefinite lived intangibles related to the May 3, 2011 acquisition of Solidscape, Inc., a Delaware corporation (“Solidscape”) and determined that step two was not necessary. Based on the Company’s assessment as of December 31, 2012, 2011 and 2010, no indefinite-lived intangibles were determined to be impaired.

Contingent Liabilities

Certain conditions, such as legal proceedings, may exist as of the date the financial statements are issued, that may result in a loss to the Company, but that will only be resolved when one or more future events occur or fail to occur. The Company’s management assesses such contingent liabilities. Such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Legal fees are expensed as incurred.

Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that loss has been incurred and the amount of the liability can be estimated, then the Company would record an accrued expense in the Company’s financial statements. The estimated liability if the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable, is disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless material or they involve guarantees, in which case the guarantee would be disclosed.

Revenue Recognition

The Company derives revenue from sales of AM systems, consumables, and services. The Company recognizes revenue when (1) persuasive evidence of a final agreement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable, and (4) collectability is reasonably assured. The Company’s primary shipping terms are FOB shipping point, and, as such, most of the revenue from the sale of 3D printers, production systems and consumables is recognized when shipped. Exceptions to this policy occur if a customer’s purchase order indicates an alternative term or provides for certain contingencies, such as formal acceptance. In these instances, revenue is recognized upon satisfying these conditions. Another exception occurs in sales of certain high-performance systems to end user clients in which the revenue is recognized after installation is complete, since the Company views installation in these systems to be essential to the functionality of the system and a critical part of performance of the delivery obligation. Revenues from sales to resellers are generally recognized upon shipment. When products are sold to a reseller, the reseller is responsible for the installation of the system with the end user client.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue from sales-type leases may include systems, other products and maintenance contracts. The Company recognizes revenue from sales-type leases at the net present value of future lease payments. Product revenue from leases for the Company’s high-performance systems is recognized at the time of lessee acceptance, which follows installation. Product revenue from sales-type leases for other systems is generally recognized at the time of shipment, since either the customer or the reseller performs the installation. The portion of lease agreements related to maintenance contracts is deferred and recognized ratably over the coverage period. Revenue from operating leases is recognized ratably over the lease period.

The Company’s systems include embedded software. The software is considered incidental to the system as a whole and, in accordance with applicable accounting standards, is not accounted for separately because the software is not a significant focus of the marketing effort and is not sold separately. The software only works with the system and the system only works with the software. The Company does not provide post-contract customer support specific to the software. The research and development efforts to create the software are not significant in comparison to the total system research, development and production costs.

In accordance with ASC 605, Revenue Recognition, when two or more product offerings with varying delivery dates are contained in a single arrangement, revenue is allocated between the items based on their relative selling price, provided that each item meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a standalone basis and there is objective and reliable evidence of the selling price of the items. The Company determines the selling price by reference to the prices it charges when the items are sold separately. If the Company does not sell the item separately, the selling price is determined by reference to comparable third-party evidence. If neither of these methods provides an appropriate basis for determining a selling price, then one is estimated based on the price at which the Company would sell the item if it were sold regularly on a standalone basis.

The majority of service revenue is derived from sales of maintenance contracts. Service revenue from maintenance contracts is recognized ratably over the period of coverage ranging from one to three years. When a maintenance contract is bundled with the sale of the system, it is treated for revenue recognition purposes as a separate unit of accounting as discussed above. The fair value of this maintenance agreement is deferred and recognized ratably over its term. Unearned revenues are derived mainly from these prepaid maintenance agreements. The Company classifies the portion of unearned revenue not expected to be earned in the subsequent 12 months as long-term.

The Company assesses collectability as part of the revenue recognition process. This assessment includes a number of factors such as an evaluation of the creditworthiness of the customer, past due amounts, past payment history, and current economic conditions. If it is determined that collectability cannot be reasonably assured, the Company will decline shipment, request a down payment, or defer recognition of revenue until ultimate collectability is reasonably assured.

Shipping Revenue

The Company classifies shipping and handling costs charged to customers in connection with the sale of products and services as revenue. The related shipping and handling costs incurred by the Company are classified as costs of sales.

Advertising

Advertising costs are charged to operations as incurred and were approximately $4.8 million, $3.6 million and $2.8 million, for 2012, 2011 and 2010, respectively.

Research and Development Costs

Expenditures for research, development and engineering of products and manufacturing processes are expensed as incurred, in accordance with ASC 730, Research and Development. For collaborative agreements that entitle the Company to receive reimbursement payments of costs actually incurred under joint development projects, payments received are recorded as offsets to the research and development expenditures and are therefore not recognized as revenue.

Sales and Value Added Taxes

Taxes collected from customers and remitted to governmental authorities are recorded on a net basis (excluded from revenues) in the Company’s consolidated statements of operations and comprehensive income.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

Deferred taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws, and on effective tax rates in effect when the deferred taxes are expected to be paid or realized. Valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

Deferred tax has not been provided on the following items:

1) Taxes that would apply in the event of disposal of investments in foreign subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

2) Amounts of tax-exempt income generated from the Company’s current approved enterprises (see note 11b) as the Company intends to permanently reinvest these profits and does not intend to distribute dividends from such income. If these dividends were to be paid, the Company would have to pay additional taxes at a rate up to 10% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

3) Dividends distributable from the income of foreign companies as the Company do not expect these companies to distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes at a rate of up to 25% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

Tax Contingencies

In accordance with ASC 740, Accounting for Income Taxes, the Company takes a two-step approach to recognizing and measuring uncertain tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company reevaluates these tax positions quarterly and makes adjustments as required. The Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of short term bank deposits, cash and cash equivalents, trade receivables, investment in sales type leases, foreign currency exchange forward contracts and investment securities. Most of the Company’s cash and cash equivalents and investment securities are invested in U.S. dollar and Euro instruments with major banks in the U.S. and Israel. Management believes that the credit risk with respect to the financial institutions that hold the Company’s cash, cash equivalents and investment securities is low.

Earnings Per Share

The Company complies with ASC 260, Earnings Per Share, which requires dual presentation of basic and diluted income per ordinary share attributable to Stratasys Ltd. for all periods presented. Basic net income per share excludes dilution and is computed by dividing net income by the weighted average number of shares outstanding for the periods that have net income. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then share in the income of the Company. The difference between the number of common shares used to compute basic net income per share and diluted net income per share relates to additional common shares that would be issued upon the assumed exercise of stock options and warrants, net of the common shares that would hypothetically be repurchased using the proceeds received from the original exercise. The additional ordinary shares amounted to 964,123 in 2012, 520,605 in 2011 and 550,121 in 2010. There were no options excluded from the dilution calculation for 2012 and 2011, since the market price of the Company’s ordinary shares at December 31, 2012 and the market price of Stratasys, Inc.’s common stock at December 31, 2011, exceeded the exercise price of all outstanding options. A total of 400 options were excluded from the dilution calculation for 2010, since their inclusion would have had an anti-dilutive effect.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The Company calculates the fair value of stock-based option awards on the date of grant using the Black-Scholes option pricing model. The computation of expected volatility is based on historical volatility from traded options on our stock. The expected option term is calculated in accordance with ASC 718, Compensation – Stock Compensation. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. Each of the three factors requires the Company to use judgment and make estimates in determining the percentages and time periods used for the calculation. If the Company were to use different percentages or time periods, the fair value of stock-based option awards could be materially different. The Company recognizes expense on a straight-line basis over the employee’s requisite service period.

Accrued Product Warranties

Some of the Company’s products are covered by a warranty with periods ranging generally from ninety days to one year from the date of sale to the end customer. A liability is recorded for future warranty costs in the same period in which related revenue is recognized. The liability is based on anticipated parts and labor costs using historical experience. The Company periodically assesses the adequacy of the warranty reserves based on changes in these factors and records any necessary adjustments if actual experience indicates that adjustments are necessary. Future claims experience could be materially different from prior results because of the introduction of new, more complex products, a change in the Company’s warranty policy in response to industry trends, competition or other external forces, or manufacturing changes that could impact product quality. In the event that the Company determines that its current or future product repair and replacement costs exceed estimates, an adjustment to these reserves would be charged to earnings in the period such a determination is made.

Comprehensive Income

The Company complies with ASC 220, Comprehensive Income, which establishes rules for the reporting and display of comprehensive income (loss) and its components. The Company reports the financial impact of translating its foreign subsidiaries’ financial statements from functional currency to reporting currency as a component of comprehensive income (loss). The Company also holds investments classified as available-for-sale that are accounted for at fair value with the unrealized gain or loss, net of tax, reported in other comprehensive income (loss).

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no net effect on previously reported results of operations.

Note 2. Business Combinations

Merger Between Stratasys, Inc. and Objet

On December 1, 2012, Stratasys, Inc. and Objet completed their merger. Pursuant to the merger, Objet issued to Stratasys, Inc. stockholders one Objet ordinary share for each share of Stratasys, Inc. common stock outstanding and Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet. In connection with the merger, Objet changed its name to Stratasys Ltd.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Immediately prior to the closing of the merger, Objet’s shareholders approved a conversion of all outstanding Objet preferred shares into ordinary shares and a reverse split of Objet’s ordinary shares at a ratio of 1 for 8.691. After giving effect to the reverse split and the conversion ratio of one Objet ordinary share for each share of Stratasys, Inc. common stock, the former holders of Stratasys, Inc. common stock held 55% of the Company’s ordinary shares and the holders of Objet ordinary shares retained 45% of the Company’s ordinary shares, on a fully diluted basis by using the treasury stock method. The calculation of the ordinary shares to be held after the merger by the Stratasys, Inc. stockholders and the Objet shareholders gave effect to the assumed exercise of all outstanding in-the-money options of each entity as determined on the treasury stock basis of accounting.

At the completion of the merger, each outstanding option to purchase one share of Stratasys, Inc. common stock was converted into an option to purchase one ordinary share of the Company at an exercise price equal to the original exercise of the Stratasys, Inc. option, and otherwise in accordance with the remaining original terms of the Stratasys, Inc. option. Under the terms of the Stratasys, Inc. options, all outstanding Stratasys, Inc. options granted prior to the merger date plus certain options granted in May 2012 became fully exercisable automatically as a result of the completion of the merger. Stock-based compensation expense of $4.5 million was recognized on the merger date upon the options becoming fully exercisable, representing the unamortized expense calculated at the time of the original option grant.

The merger has been accounted for as an acquisition of Objet by Stratasys, Inc. in accordance with Accounting Standards Codification Topic 805, “Business Combinations,” using the acquisition method of accounting with Stratasys, Inc. as the accounting acquirer. Since Stratasys, Ltd. (formerly known as Objet, Ltd.), as the parent company of Stratasys, Inc. after the merger, is the legal acquirer, the merger has been accounted for as a reverse acquisition. Under these accounting standards, Stratasys, Inc.’s total purchase price is calculated as if Stratasys, Inc. had issued its shares to Objet’s shareholders and converted options to purchase Objet’s ordinary shares to options to purchase Stratasys, Inc. common stock, as follows:

(in millions, except price per share)
Number of shares of Objet ordinary shares outstanding on December 1, 2012	15.4
Exchange ratio	1.0
Stratasys, Inc. shares deemed (for accounting purposes only) issued to Objet shareholders	15.4
Stratasys, Inc. closing price on December 1, 2012 merger date	$74.95
Total fair value of stock consideration	1,158
Fair value of deemed (for accounting purposes only) conversion of Objet equity awards	183
Fair value of non-controlling interest	0.3
Total purchase price	$1,341

The converted stock options represent the fair value of such options attributable to service prior to the merger date using the stock price on the merger date as an input to the Black Scholes valuation model to determine the fair value of the options.

The following assumptions were applied in determining the fair value of deemed (for accounting purposes only) conversion of Objet equity awards:

Risk-free interest rate	0.35%-0.49%
Expected option term	2.5-3.7 years
Expected price volitility	60.72%-62.59%
Dividend yield	-
Weighted average merger date fair value	$8.62

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s computation of expected volatility is based on historical volatility from traded options on the Company’s stock. The expected option term was calculated in accordance with ASC 718. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of the merger.

Under the acquisition method of accounting, the total purchase price is allocated to the net tangible and intangible assets of Objet acquired in the merger, based on their fair values at the merger date. The estimated fair values are preliminary and based on the information that was available as of the merger date. The Company believes that the information provides a reasonable basis for estimating the fair values, but the Company is waiting for additional information necessary to finalize these amounts, particularly with respect to the estimated fair value of intangible assets, property, plant and equipment, inventory and accounts receivable. Thus the preliminary measurements of fair value reflected are subject to changes and such changes could be significant. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable, but no later than one year from the merger date. The preliminary allocation of the purchase price to assets acquired and liabilities assumed is as follows (in thousands):

Allocation of
Purchase Price
Cash and cash equivalents	$41,524
Restricted cash	845
Short-term bank deposit	30,062
Accounts receivable - Trade	23,633
Accounts receivable - Other	12,477
Prepaid expenses	1,011
Inventories	40,364
Deferred income taxes	1,755
Property, plant and equipment	15,475
Goodwill	797,063
Intangible assets	490,176
Other non-current assets	2,539
Total assets acquired	1,456,924
Accounts payable & other liabilities	49,876
Unearned revenue	8,674
Deferred tax liabilities	51,003
Other non-current liabilities	6,474
Total liabilities assumed	116,027

Total purchase price	$1,340,897

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of the following intangible assets (in thousands):

		Weighted Average
	Amount	Life - Years
Developed technology	$374,126	9.6
Customer relationships	72,679	10
Trade name	15,291	9
In-process R&D	28,080	Indefinite
Total intangible assets	$490,176

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair values of the developed technology, IPR&D and the customer relationship were estimated using a discounted present value income approach. Under the income approach, an intangible asset’s fair value is equal to the present value of future economic benefits to be derived from ownership of the asset. Indications of value are developed by discounting future net cash flows to their present value at market-based rates of return. The fair value of the trade name was estimated using an income approach, specifically known as the relief from royalty method. The relief from royalty method is based on the hypothetical royalty stream that would be received if the Company were to license the trade name and was based on expected revenues. The useful life of the intangible assets for amortization purposes was determined considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors including legal, regulatory, contractual, competitive, economic or other factors that may limit the useful life of intangible assets.

In addition, the allocation of the purchase price assumed resulted in the recognition of backlog, which was valued at $6.3 million. Backlog is included in accounts receivable - other and is being amortized to selling, general and administrative based on the pattern in which the economic benefits of backlog are estimated to be realized.

The goodwill recognized as a result of the merger is attributable primarily to the strategic and synergistic opportunities across the entire additive manufacturing spectrum, expected corporate synergies and the assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes.

The Company incurred $7.6 million of Stratasys, Inc.’s acquisition-related costs that were expensed during the year ended December 31, 2012. These costs are included in selling, general and administrative costs in the Company’s consolidated statements of operations.

The actual Objet net sales and net income included in the Company’s consolidated statements of operations and comprehensive income for the year ended December 31, 2012 (for the period from the December 1, 2012 merger date through December 31, 2012, which are not indicative of the results to be expected for a full year) and the supplemental unaudited pro forma net sales and net income of the combined entity had the acquisition been completed on January 1, 2011 (in thousands, except per share data) are as follows:

Actual Objet results of operations included in the
Consolidated Results of Operations:
Net sales	$19,098
Loss attributable to Objet	(4,626)

	Year ended
(Unaudited)	December 31,
	2012	2011
Supplemental pro forma combined results of operations:
Net sales	$359,054	$274,310
Loss attributable to Stratasys Ltd.	(21,577)	(78,705)
Loss per ordinary share attributable to Stratasys Ltd. - basic and diluted	$(0.58)	$(2.15)

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Adjustments to the supplemental pro forma combined results of operations are as follows (in thousands):

(Unaudited)	Year ended
	December 31,
	2012	2011
Stock-based compensation related to business combination	$22,642	$22,079
Increase in amortization of intangibles	44,239	48,261
Adjust expenses related to business combination
(deal fees, inventory step-up, backlog, deferred revenues,
stock-based compensation accelerations)	(28,850)	50,644
Adjust taxes related to the adjustments to the supplemental pro forma	(2,899)	(6,960)
	$35,132	$114,024

These unaudited pro forma condensed consolidated financial results have been prepared for illustrative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred on the first day of the earliest period presented, or of future results of the consolidated entities. The unaudited pro forma condensed consolidated financial information does not reflect any operating efficiencies and cost savings that may be realized from the integration of the acquisition.

Solidscape Acquisition

On May 3, 2011, Stratasys, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Solidscape; Granite Acquisition Corporation, a Delaware corporation and Stratasys, Inc.’s wholly-owned subsidiary (“Merger Sub”); and the Controlling Stockholders identified in the Merger Agreement, pursuant to which Stratasys, Inc. acquired all the outstanding shares of capital stock of Solidscape in a cash-for-stock transaction where all outstanding shares of capital stock and all in-the-money options to purchase shares of common stock of Solidscape were exchanged for an aggregate purchase price of $39.1 million. Under the terms of the Merger Agreement, Merger Sub merged with and into Solidscape, with Solidscape surviving as Stratasys, Inc.’s wholly-owned subsidiary (the “Merger”). The Merger Agreement was unanimously approved by Stratasys, Inc.’s board of directors.

In the second quarter of 2011, Stratasys, Inc. incurred acquisition-related costs of approximately $615,000, which are recorded as selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition has been accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. Under the acquisition method of accounting, the total purchase price is allocated to the net tangible and intangible assets of Solidscape acquired in connection with the acquisition, based on their estimated fair values. At June, 30, 2011, Stratasys, Inc. preliminarily estimated the value of net tangible and intangible assets of Solidscape acquired in connection with the acquisition. At December 31, 2011, Stratasys, Inc. updated this preliminary estimate as required under purchase accounting rules. The final allocation of the purchase price to assets acquired and liabilities assumed is as follows (in thousands):

Allocation of
Purchase Price
Cash and cash equivalents	$540
Accounts receivable	439
Inventories	1,578
Other current assets	771
Deferred income taxes	383
Property, plant and equipment	364
Goodwill	24,616
Intangible assets	19,500
Total assets acquired	48,191
Accounts payable & other liabilities	(1,041)
Unearned revenue	(154)
Deferred tax liabilities	(7,897)
Total liabilities assumed	(9,092)

Total purchase price	$39,099

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of the following intangible assets (in thousands):

		Weighted Average
	Amount	Life - Years
Developed technology	$11,750	6.7
Customer base	5,100	15
Trademarks	1,150	15
In-process R&D	1,150	Indefinite
Non-compete agreement	350	3
Total intangible assets	$19,500

The fair values of the identified intangible assets were estimated using an income approach. Under the income approach, an intangible asset’s fair value is equal to the present value of future economic benefits to be derived from ownership of the asset. Indications of value are developed by discounting future net cash flows to their present value at market-based rates of return. The goodwill recognized as a result of the Solidscape acquisition is primarily attributable to the value of the workforce and corporate synergies. None of the goodwill recognized is expected to be deductible for income tax purposes. The useful life of the intangible assets for amortization purposes was determined with the help of outside consultants considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors including legal, regulatory, contractual, competitive economic or other factors that may limit the useful life of intangible assets.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Financial Instruments and Risk Management

The Company’s derivatives outstanding as of December 31, 2012 were short-term in nature and generally had maturities of no longer than twelve months. All changes in market value were recognized in earnings.

Gain from matured and outstanding foreign exchange contracts were $380,000, $70,000 and $340,000 for the years ended December 31, 2012, 2011 and 2010, respectively and are included in other income (expense) on the consolidated statements of operations and comprehensive income.

Foreign exchange forward contracts in effect as of December 31, 2012 were for the conversion of 20.9 million Euros into 26.8 million U.S. dollars and 37.0 million U.S. dollars into 145.6 million NIS. These contracts are not designated as hedging instruments. At December 31, 2012 the fair value of these contracts was $1.8 million included in accounts receivable-other and $0.8 million included in other current liabilities. The fair value is based on level 2 inputs.

As of December 31, 2012 the Company had a long-term investment of $1.6 million carried at fair value based on level 2 inputs. Other financial instruments mainly consist of cash and cash equivalents, short-term bank deposits, restricted deposits, short-term investments, receivables, investment in sales-type leases, accounts payable and accruals. The fair value of these other financial instruments approximates their carrying values.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Investments

The following is a summary of investments (current and non-current) at December 31, 2012 and 2011 (in thousands):

	2012	2011
Bonds - short-term investments	$-	$14,602

Auction rate securities	1,634	2,000
Bonds	-	30,581
Long-term investments	1,634	32,581

Total investments	$1,634	$47,183

At December 31, 2012, the Company’s investments consisted of approximately $1.6 million of a tax-free auction rate security (“ARS”), which re-prices approximately every 35 days. The ARS had a rating of A1 at December 31, 2012 and is considered available-for-sale.

During 2011, Stratasys, Inc. sold its investment in a tax-free ARS issued by Jefferson County, Alabama and recognized a gain of $626,000.

Stratasys, Inc. liquidated certain investments during the years ended December 31, 2012 and 2011. The net carrying value of liquidated investments was $39.1 million and $15.7 million in 2012 and 2011, respectively. The sales resulted in gains of approximately $251,000 and $626,000 in 2012 and 2011, respectively.

Note 5. Inventories

Inventories consisted of the following at December 31:

in thousands	2012	2011
Finished goods	$37,823	$9,416
Work-in-process	3,809	390
Raw materials	26,363	12,965
	$67,995	$22,771

Note 6. Net Investment in Sales-type Leases

Certain sales made under lease arrangements are recorded as sales-type leases and may include systems, other products and maintenance contracts. The portion of lease arrangements related to maintenance contracts is deferred and recognized ratably over the coverage period.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s net investment in sales-type leases consisted of the following as of December 31, 2012 and 2011:

in thousands	2012	2011
Future minimum lease payments receivable	$14,169	$9,678
Less allowance for doubtful accounts	(301)	(230)
Net future minimum lease payment receivable	13,868	9,448
Less unearned interest income	(862)	(658)
Net investment in sales-type leases	$13,006	$8,790

Future minimum lease payments due from customers under sales-type leases as of December 31, 2012 were as follows (in thousands):

Year ending December 31,
2013	$5,857
2014	4,047
2015	2,443
2016	1,375
2017	440
Thereafter	7
$14,169

The interest income for sales-type leases amounted to approximately $378,000, $260,000, and $277,000, for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 7. Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

in thousands	2012	2011
Machinery and equipment	$45,034	$29,807
Buildings and improvements	22,501	14,504
Computer equipment and software	19,873	11,885
Office equipment	3,785	2,610
Furniture and fixtures	5,019	2,400
Land	8,772	4,430
	104,984	65,636
Accumulated depreciation and amortization	(46,523)	(38,951)
	58,461	26,685
Capital work-in-progess	3,609	12,984
	$62,070	$39,669

Note 8. Goodwill and Other Intangible Assets

Goodwill

As described in note 2, in December 2012, for accounting purposes, Stratasys, Inc. was deemed to have acquired Objet for a purchase price of $1,341 million, and as a result, the Company recognized $797.1 million in goodwill. The goodwill recognized as a result of the Objet acquisition is primarily attributable to the value of the workforce and corporate synergies. In May 2011, Stratasys, Inc. acquired Solidscape, Inc. for $39.1 million in cash and recognized $24.6 million of goodwill. The goodwill recognized as a result of the Solidscape acquisition is primarily attributable to the value of the workforce and corporate synergies.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in goodwill for the years ended December 31, 2012 and 2011 are as follows (in millions):

Goodwill at January 1, 2011	$0.8
Acquisition of Solidscape	24.6
Goodwill at December 31, 2011	25.4
Merger with Objet	797.1
Goodwill at December 31, 2012	$822.5

Other Intangible Assets

Other intangible assets consisted of the following at December 31 (in thousands):

	2012		2011
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Developed technology	$385,735	$9,058	$10,623	$4,807
Capitalized software development costs	15,831	12,996	14,575	12,060
Patents	13,533	4,952	12,917	3,421
Trademarks and trade names	16,877	592	1,510	337
Customer relationships	77,779	1,172	5,100	227
Non-compete agreement	350	194	350	78
In-process research and development	29,231	-	1,150	-

	539,336	$28,964	46,225	$20,930
Accumulated amortization	28,964		20,930
Net book value of amortizable intangible assets	$510,372		$25,295

For the years ended December 31, 2012, 2011 and 2010, amortization of intangible assets charged to operations was approximately $8.1 million, $3.8 million and $2.6 million, respectively. The weighted average remaining amortization period for intangible assets as of December 31, 2012 and 2011 was approximately 9.4 years and 6.7 years, respectively.

Estimated amortization expense, for all intangible assets, for the five years subsequent to December 31, 2012 is as follows (in thousands):

Year ending December 31,
2013	$52,468
2014	54,022
2015	54,166
2016	54,023
2017	$53,551

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Other Current Liabilities

Other current liabilities consisted of the following at December 31:

in thousands	2012	2011
Compensation, commissions and related benefits	$16,849	$7,197
Taxes	8,343	1,385
Accrued expenses	5,227	304
Prepayments from customers	2,203	-
Reserve for warranty expenses	1,219	1,543
Forward contracts (see note 3)	1,036	-
Royalties	894	-
Other	4,408	398
	$40,179	$10,827

A summary of warranty activity for the years ended December 31, 2012 and 2011 is as follows:

in thousands	2012	2011
Beginning balance	$1,543	$1,204
Accruals for warranties issued during the period	1,139	2,249
Warranty costs incurred during the period	(1,463)	(1,910)
Ending balance	$1,219	$1,543

Note 10. Unearned Revenues

Unearned revenues result primarily from customers paying in advance for maintenance services to be performed and consisted of the following at December 31:

in thousands	2012	2011
Maintenance contracts - current	$16,755	$9,629
Maintenance contracts - long-term	3,181	2,562
Other	1,313	140
	$21,249	$12,331

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Income Taxes

The components of the Company’s deferred tax assets (liabilities) at December 31, 2012 and 2011 were as follows:

in thousands	2012	2011
Current deferred tax assets:
Inventory related	$1,110	$679
Deferred revenue	528	537
Allowance for doubtful accounts	295	402
State research and development
credit carryforward	-	158
Reserve for warranty expenses	468	573
Provision for employee related obligations	1,269	408
Accrued interest	1,126	216
Other	172	-
Current deferred tax assets	$4,968	$2,973

Long-term deferred tax assets:
Stock-based compensation expense	$1,184	$-
Long-term deferred tax assets	$1,184	$-

Current deferred tax liabilities
Inventory related	$(645)	$-
Deferred revenue	(104)
Order backlog	(196)
Current deferred tax liabilities	$(945)	$-

Long-term deferred tax assets:
Stock-based compensation expense	$876	$391
State net operating loss	463	-
Other	186	-
Long-term deferred tax assets	1,525	391
Long-term deferred tax liabilities:
Intangibles	(55,320)	(5,902)
Depreciation	(898)	(1,249)
Net long-term deferred tax liabilities	$(54,693)	$(6,760)

The deferred income taxes are reflected in the balance sheets among:

	December 31,
	2012	2011
	(U.S. $ in thousands)
Current assets—deferred income taxes	$4,968	$2,973
Long-term assets- other non current assets	1,184	-
Current liabilities—deferred income tax liabilities	(945)	-
Long-term liabilities—deferred income taxes	(54,693)	(6,760)
	$(49,486)	$(3,787)

Income before income taxes for the years ended December 31, 2012, 2011 and 2010 was as follows:

in thousands	2012	2011	2010
United States	$23,274	$30,464	$13,506
Foreign	(4,764)	888	330
	$18,510	$31,352	$13,836

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of income tax expense for the years ended December 31, 2012, 2011 and 2010 were as follows:

in thousands	2012	2011	2010
Current
Federal	$10,974	$9,906	$4,337
State	1,345	761	248
Foreign	1,445	293	103
	13,764	10,960	4,688

Deferred
Federal	(2,495)	(251)	(160)
State	(618)	17	(62)
Foreign	(964)	-	-
	(4,077)	(234)	(222)
Total income taxes	$9,687	$10,726	$4,466

A reconciliation of the statutory federal income tax rate and the effective tax rate for the years ended December 31, 2012, 2011, and 2010 is set forth below (the statutory rate being used in the U.S federal rate rather than the Israeli rate, given that substantially all of the periods provided were as a U.S domestic company):

	2012	2011	2010
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of
federal benefit	2.5	2.1	2.1
Tax exempt interest income	-	-	(0.8)
Stock compensation expense	3.4	0.6	0.2
Manufacturing deduction	(5.9)	(2.7)	(3.5)
Federal research and
development tax credit	-	(1.6)	(1.9)
Tax contingencies	(3.5)	0.4	1.3
Non-deductible acquisition expenses	12.9	0.3	-
Difference in tax rates	3.4	-	-
Other	4.5	0.1	(0.1)
Effective income tax rate	52.3%	34.2%	32.3%

In January of 2013, the President of the U.S. signed into law The American Taxpayer Relief Act of 2012, which contained provisions that retroactively extended the U.S. research and experimentation tax credit to 2012 and 2013. Because the extension did not occur by December 31, 2012, the Company’s effective income tax rate for 2012 did not include the benefit of the credit for 2012. However, because the credit was retroactively extended to include 2012, the Company expects to recognize the full benefit of the 2012 credit in the first quarter of 2013. The Company estimates that its credit for 2012 is approximately $300,000. That amount will be reported as a discrete income tax benefit in the first quarter of 2013.

Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Company believes that certain positions might be challenged despite its belief that its tax return positions are fully supportable. The Company adjusts these reserves in light of changing facts and circumstances, such as the outcome of a tax audit or changes in the tax law. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. Accruals for tax contingencies are provided for in accordance with the requirements of ASC 740.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is subject to income taxes in the U.S., various states and certain foreign jurisdictions. In the U.S., Stratasys, Inc. has had most of the taxable income and it may be subject to examination by the Internal Revenue Service (“IRS”) for calendar years 2011 and 2012. The IRS has completed its examination of Stratasys Inc.’s federal income tax returns for the years 2009 and 2010. The Company files income tax returns in various jurisdictions with varying statutes of limitations. Tax returns of Stratasys Ltd. submitted in Israel through the 2007 tax year are considered to be final. The expiration of the statute of limitations related to the various other foreign and state income tax returns that the Company and its subsidiaries file varies by state and foreign jurisdiction.

At December 31, 2012 and 2011, the Company had unrecognized tax benefits of $1.7 million and $1.6 million, respectively. If recognized, these benefits would favorably impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

in thousands	2012	2011
Balance at beginning of year	$1,598	$1,405
Additions for tax positions related to the current year	223	253
Additions for tax positions related to previous years	14	83
Additions from the merger	1,052	-
Reduction of reserve for statute expirations	(1,156)	(143)
Balance at end of year	$1,731	$1,598

The reduction in the reserve is primarily due to the settlement of an appeals issue with the State of Minnesota, and the completion of the Stratasys, Inc.’s 2009 and 2010 IRS examination, as well as the expiration of the statute of limitations on certain items. The balance of the reserve for tax uncertainties includes $175,000 and $120,000 for estimated interest and penalties at December 31, 2012 and 2011, respectively. The Company currently estimates that unrecognized tax benefits will not change materially in the next twelve months.

The Company regularly assesses the likelihood of tax adjustments in each of the tax jurisdictions in which the Company has operations and accounts for the related financial statement implications. Tax reserves have been established that the Company believes to be appropriate given the possibility of tax adjustments. Determining the appropriate level of tax reserves requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of reserves is adjusted when information becomes available or when an event occurs indicating a change in the reserve is appropriate. Future changes in tax reserve requirements could have a material impact on results of operations.

The Company is asserting that all future profits in its subsidiaries will be indefinitely reinvested or that there is no expectation to distribute any taxable dividends from these subsidiaries. The Company has undistributed earnings in most of its subsidiaries. As of December 31, 2012, the undistributed earnings in the United States were not positive, and the undistributed earnings in the other jurisdictions are not considered significant. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is estimated as a non-material amount.

The enacted statutory tax rates applicable to the Company’s subsidiaries outside of Israel are as follows:

Company incorporated in the U.S.—tax rate of 35%.
Company incorporated in Germany—tax rate of 27.9%
Company incorporated in Hong Kong—tax rate of 16.5%.
Company incorporated in Japan—tax rate of 42%.
Company incorporated in China—tax rate of 25%.
Company incorporated in Italy—tax rate of 27.5%.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A significant portion of the Company’s income after the December 1, 2012 merger date will be taxed in Israel. The following is a summary of how the Company’s income is taxed in Israel:

a. Basis of taxation:

Tax rates:

Corporate tax rates in Israel were as follows: 2010-25%, 2011-24%, 2012-25%.

The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of foreign exchange rate fluctuations (of the NIS in relation to the U.S. dollar) on the Company’s Israeli taxable income.

b. Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Law”):

Various industrial projects of the Company have been granted “Approved Enterprise” and “Privileged Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Privileged Enterprise benefits is taxed at the regular corporate rate, which was 25% in 2012.

The Company is a Foreign Investors Company, or FIC, as defined by the Israeli Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Privileged Enterprise, depending on the level of foreign ownership. When foreign (non Israeli) ownership exceeds 90%, the Approved Enterprise and Privileged Enterprise income is either tax exempt or taxable at a tax rate of 10% for a 10 year period. The Company cannot assure that it will continue to qualify as a FIC in the future or that the benefits described herein will be granted in the future.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Investment Law and regulations published hereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received with respect to such programs.

The Company does not intend to distribute any amounts of its undistributed tax exempt income as dividends, as it intends to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved or Privileged Enterprise programs, as the undistributed tax exempt income is essentially permanent in duration.

As of December 31, 2012, tax-exempt income of approximately $55.0 million is attributable to the Company’s various Approved and Privileged Enterprise programs. If such tax exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and approximately $5.5 million would be incurred as of December 31, 2012.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to a recent amendment to the Investments Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise income) with respect to undistributed exempt income accumulated by the company until December 31, 2011 will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election. If the Company elects to take advantage of the amendment, it will be required to pay up to approximately $2.4 million as a one-time payment.

A January 2011 amendment to Investment Law sets alternative benefit tracks to those previously in place, as follows: an investment grants track designed for enterprises located in national development zone A and two new tax benefits tracks (“Preferred Enterprise” and “Special Preferred Enterprise”), which provide for application of a unified tax rate to all preferred income of the company, as defined in the Investment Law.

The 2011 Amendment cancels the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward. A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership that: (a) was registered under the Partnerships Ordinance; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities, which, among other things, has Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while provided that certain conditions are met, the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (25% as of 2012), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should have been made by way of an application to the Israeli Tax Authority by June 30, 2011), such request may not be withdrawn; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011. We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c. Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

Note 12. Material Commitments

The Company estimates that at December 31, 2012 and 2011, it had approximately $30.2 million and $23.7 million, respectively, of purchase commitments for inventory from vendors. The Company also rents certain of its facilities under non-cancellable operating leases, which expire through 2017.

Minimum annual operating lease payments as of December 31, 2012 are approximately as follows:

Year ending December 31,	in thousands
2013	$3,409
2014	2,602
2015	2,351
2016	1,920
2017	41
Thereafter	-
$10,323

Rent expense for the years ended December 31, 2012, 2011 and 2010 was approximately $1,048,000, $846,000 and $669,000, respectively.

The Company is committed to pay royalties to one of its suppliers on sales of certain resin consumables at a rate 3.5% for 2012 and 3% for 2013 and thereafter.

Note 13. Collaborative Arrangements

The Company has agreements with two manufacturing companies to jointly advance certain of its proprietary technology with each of those two companies. The agreements entitle the Company to receive reimbursement payments of costs actually incurred under joint development projects. During the years ended December 31, 2012, 2011 and 2010, approximately $3.2 million, $0.7 million and $1.2 million, respectively, of research and development expenses were offset by payments that were received from these companies.

Note 14. Equity

As discussed in note 2, the merger is accounted for as reverse acquisition with Objet as the legal acquirer and Stratasys, Inc. as the accounting acquirer. Under reverse acquisition accounting, the U.S. dollar amount for ordinary shares is based on the nominal value and number of shares issued by Objet (reflecting the legal structure of Objet as the legal acquirer) on the merger date plus subsequent shares issued by the Company. The amounts in additional paid-in capital represent that of Stratasys, Inc. and include the fair value of shares deemed for accounting purposes to have been issued by Stratasys, Inc. on the merger date and the fair value of the Objet stock options included in the purchase price calculation. The Stratasys, Inc. additional paid-in capital was also adjusted for the difference between the number of ordinary shares discussed in note 2 above and the historical number of shares of Stratasys, Inc. common stock, as well as the elimination of the recorded number of Stratasys, Inc. treasury stock.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the rights of the Company’s ordinary shares follows:

1) Rights attaching to each ordinary share

Voting Rights. Each ordinary share is entitled to one vote. Shareholders may vote at a shareholders’ meeting either in person or by proxy. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. There are currently no preferred shares outstanding.

Dividend Rights. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when and if declared by the shareholders upon the recommendation of the board of directors.

Rights to Share in Surplus in the Event of Liquidation. In the event of liquidation, holders of our ordinary shares will have the right to share ratably in any assets remaining after payment of liabilities, in proportion to the paid-up nominal value of their respective holdings. These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future.

Limited Liability. The Company is a limited liability company and, therefore, each shareholder’s liability for the Company’s obligations shall be limited to the payment of the nominal value of the shares held by such shareholder, subject to the provisions of the Companies Law.

Registration Rights. We have granted certain registration rights to certain shareholders who held Objet ordinary shares prior to the merger.

2) In September, 2012 Objet shareholders adopted resolutions according to which, upon the effectiveness of the merger, the Company’s authorized share capital was reduced to 60,000,000 ordinary shares of a nominal value of NIS 0.01 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The current authorized share capital reflects (i) the automatic conversion of all Objet preferred shares and options to purchase preferred shares outstanding prior to the effective time of the merger into ordinary shares and options to purchase ordinary shares, respectively, on a one-for-one basis, in accordance with the articles of association of Objet in effect prior to the closing of the merger, and (ii) a one-for-8.691 reverse stock split ratio and accompanying reduction in Objet’s authorized share capital from NIS 5,000,000 to NIS 600,000 and a corresponding reduction in the nominal value per share from NIS 0.0833 to NIS 0.01, each of which became effective at the effective time of the merger.

3) The balance of ordinary shares outstanding (reflecting retroactive adjustment of Stratasys, Inc. common stock to ordinary shares of the Company under reverse acquisition accounting) as of December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
	Number of shares (in thousands)
Authorized:
Ordinary shares of NIS 0.01 nominal value	60,000	60,000	60,000
Issued and fully paid up:
Ordinary shares of NIS 0.01 nominal value	38,372	21,246	20,822

Note 15. Fair Value of Warrant Related to OEM Agreement

During the first quarter of 2010, the Company signed a Master OEM Agreement (the “OEM Agreement”) with Hewlett-Packard Company (“HP”) to develop and manufacture an HP-branded 3D printer. In connection with the OEM Agreement, the Company issued a warrant to HP during the first quarter of 2010 to purchase 500,000 shares of common stock at an exercise price of $17.78 per share. The exercise price was determined by the 20-day average market closing price of the Company’s common stock immediately prior to the issuance of the warrant. The warrant vested immediately and has a seven-year term. The fair value of the warrant was properly classified as a reduction of revenue on the Consolidated Statement of Operations for the period ended March 31, 2010.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company used the Black-Scholes option-pricing model to determine the fair value of the warrant granted to HP. The following assumptions were applied in determining the value:

Risk-free interest rate	3.1%
Expected term	4.5 years
Expected price volitility	47%
Dividend yield	-
Weighted average grant date fair value	$9.98

The Company’s computation of expected volatility is based on a combination of historical and market-based implied volatility from traded options on the Company’s stock. The expected term was calculated in accordance with ASC 718. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

During the third quarter of 2012, HP exercised the warrant for 500,000 shares through a “cashless exercise” in accordance with the terms of the warrant and was issued 360,115 shares of common stock. The Company receives a tax deduction equal to fair value of the warrant on exercise date. The tax benefit of $6.1 million in excess of the tax benefit based on intrinsic value on date of issuance is reflected as an increase to additional paid in capital in the statement of changes in equity.

Note 16. Stock Options

The Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective at the effective time of the merger, provides for the grant of options, restricted shares, restricted share units and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to the Company or any of its affiliates. Following the approval of the 2012 Plan by the Israeli tax authorities, the Company will grant options or other equity incentive awards only under the 2012 Plan. No further awards will be granted under any former Stratasys, Inc. or Objet plans. Under the 2012 Plan, there will be ordinary shares reserved for issuance, none of which were been granted prior to the merger date. The initial reserved pool under the 2012 Plan was 2,000,000 shares. The number of shares reserved will be automatically increased annually on January 1 by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by the Company’s board of directors, if so determined prior to the January 1 on which the increase will occur.

The Company recognized a one-time stock compensation expense of $4.5 million in connection with stock options granted by Stratasys, Inc. prior to the date of the merger agreement and certain options granted in May 2012, all of which became fully exercisable under their terms on completion of the merger. Stratasys, Inc. options outstanding on the merger date were replaced with Company options with the same terms and equivalent value.

Objet options outstanding on the merger date remained outstanding under their original terms. Under purchase accounting, the value of options that were vested and exercisable on the merger date, were included as part of the purchase price. The value of options with remaining vesting after the merger date were re-valued as of the merger date and that value will be reflected in stock compensation expense over the remaining vesting period. The valuation on the merger date used assumptions of risk free interest rate of 0.4% to 0.5%; expected option terms of 2.5 to 3.7 years; expected price volatility of 60.7% to 62.6%; and no dividend yield.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the stock option activity (reflecting historical Stratasys, Inc. stock options with the addition of Objet stock options on the merger date and any subsequent grants by the Company) for the years ended December 31, 2012, 2011 and 2010 is as follows:

					Weighted
	Number				Average
	of Options	Per Share			Exercise
	Outstanding	Exercise Price			Price
Shares under option
at January 1, 2010	1,519,628	$8.27	-	$26.15	$14.08

Granted in 2010	305,000	18.26	-	33.06	18.50

Exercised in 2010	(456,200)	9.30	-	26.15	13.97

Forfeited in 2010	(46,900)	9.30	-	23.04	14.68

Repurchased in 2010	(138,878)	9.30	-	26.15	14.04

Shares under option
at December 31, 2010	1,182,650	8.27	-	33.06	15.16

Granted in 2011	325,000	21.08	-	25.95	25.42

Exercised in 2011	(423,783)	8.27	-	24.65	14.61

Expired in 2011	(3,000)	12.49	-	12.49	12.49

Forfeited in 2011	(43,600)	9.30	-	25.50	16.08

Shares under option
at December 31, 2011	1,037,267	9.30	-	33.06	18.59

Granted in 2012	336,750	46.87	-	46.87	46.87

Objet options from merger in 2012	3,286,909	2.21	-	15.64	6.10

Exercised in 2012	(1,322,047)	2.21	-	33.06	11.50

Forfeited in 2012	(22,962)	9.30	-	46.87	31.05

Shares under option
at December 31, 2012	3,315,917	$2.21	-	$46.87	$11.84

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of stock options exercisable at December 31, 2012, 2011 and 2010 is as follows:

					Weighted
	Number				Average
	of	Per Share			Exercise
	Shares	Exercise Price			Price
Options exercisable at
December 31, 2012	2,281,298	$2.21	-	$46.87	$7.32

Options exercisable at
December 31, 2011	210,520	$9.30	-	$26.15	$16.44

Options exercisable at
December 31, 2010	441,850	$8.27	-	$26.15	$14.95

The following table summarizes information about stock options outstanding at December 31, 2012:

	Options Outstanding			Options Exercisable
	Number	Weighted-		Number
	Outstanding	Average	Weighted-	Exercisable	Weighted-
	at	Remaining	Average	at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Prices	2012	Life in Years	Price	2012	Price
$2.21 - $6.52	1,723,945	5.0	$3.49	1,621,794	$3.30
7.82 - 13.22	537,478	4.3	8.50	293,745	9.07
15.64 - 18.78	555,486	4.6	16.10	163,401	17.19
23.04 - 46.87	499,008	5.0	39.53	202,358	29.01
	3,315,917		11.84	2,281,298	7.32

Aggregate
intrinsic value	$226,509,751			$166,143,813

The weighted average life remaining on vested options was 4.7 years at December 31, 2012. The weighted average grant date fair value based on the Black-Scholes model was $22.36 for options granted in 2012 and $8.91 for options forfeited in 2012. The Company issues new ordinary shares upon exercise of stock options. The total intrinsic value of options exercised was approximately $74.5 million in 2012, $9.5 million in 2011 and $8.2 million in 2010. The weighted average grant date fair value based on the Black-Scholes model was $10.67 for options granted in 2011 and $5.60 for options forfeited in 2011. During the first quarter of 2010, the Company repurchased 138,878 vested stock options from 42 employees and directors.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company used the Black-Scholes option-pricing model to determine the fair value of grants made in 2012, 2011 and 2010. The following assumptions were applied in determining the compensation cost:

	2012	2011	2010
Risk-free interest rate	0.8%	0.9% - 1.5%	2.3%
Expected option term	4.5 years	4.5 years	4.5 years
Expected price volitility	62%	55%	39%
Dividend yield	-	-	-
Weighted average grant date fair value	$22.36	$10.67	$6.13

The Company’s computation of expected volatility is based on historical volatility from traded options on the Company’s stock. The expected option term was calculated in accordance with ASC 718. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

As of January 1, 2012, there were 826,747 unvested options with a weighted average grant date fair value of $7.46 based on the Black-Scholes model. As of December 31, 2012, there were 1,034,619 unvested options with a weighted average grant date fair value of $9.82 based on the Black-Scholes model. As of December 31, 2012, approximately $49 million of total unrecognized compensation expense related to unvested share-based compensation granted under the Company’s plans. That cost is expected to be recognized over a weighted-average period of 1.5 years.

Stock-based compensation expenses included in the Company’s Statements of Operations were:

	2012	2011	2010
Cost of sales	$603	$-	$-
Research and development, net	960
Selling, general and administrative	7,311	1,587	1,242
Total stock-based compensation expenses	$8,874	$1,587	$1,242

Note 17. Litigation

Claims and Proceedings

1) On June 29, 2012, a purported class action complaint was filed in the District Court, Fourth Judicial District, Hennepin County, Minnesota (the “Minnesota Court”), naming Stratasys, Inc., the members of its board of directors, and Objet’s two indirect, wholly-owned subsidiaries party to the merger agreement (Seurat Holdings Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Objet, or Holdco, and Oaktree Merger Inc., a Delaware corporation, or Merger Sub) as defendants. On July 2, 2012, another purported class action complaint was filed in the Court of Chancery of the State of Delaware (the “Delaware Court”), naming the same persons as well as Objet as defendants. A third purported class action was filed on July 17, 2012, also in the Minnesota Court naming the same parties (except for Objet) as defendants. The complaints generally allege that, in connection with approving the merger, the Stratasys, Inc. directors breached their fiduciary duties owed to Stratasys, Inc. stockholders and that Stratasys, Inc., Objet, Holdco and Merger Sub knowingly aided and abetted the Stratasys, Inc. directors’ breaches of their fiduciary duties. The complaints sought, among other things, certification of the case as a class action, an injunction against the consummation of the transaction, a judgment against the defendants for damages, and an award of fees, expenses and costs to plaintiffs and their attorneys.

While the Company and the other defendants believe that each of the aforementioned lawsuits is without merit and that the Company has valid defenses to all claims, in an effort to minimize cost and expense of any litigation relating to such lawsuits, on September 6, 2012, the Company and other defendants entered into a memorandum of understanding (“MOU”) with the parties to the actions pending in the Chancery Court and the Minnesota Court, pursuant to which the Company and such parties agreed in principle, and subject to certain conditions, to settle those stockholder lawsuits. Subject to approval of the appropriate court and further definitive documentation, the MOU establishes a framework to resolve the allegations against the Company and other defendants in connection with the merger agreement and contemplates a release and settlement by the plaintiffs of all claims against the Company and other defendants and their affiliates and agents in connection with the Merger Agreement. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s-length negotiations, that Stratasys, Inc. would file a Current Report on Form 8-K amending and supplementing the applicable disclosure in the joint proxy statement/prospectus, dated August 8, 2012, which had been sent to Stratasys, Inc. stockholders.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The plaintiffs are presently engaged in confirmatory discovery with respect to the disclosures made in the proxy statement/prospectus. In addition, the parties are engaged in negotiating a final settlement agreement, which will be submitted to the Delaware Court for approval. However, if the conditions set forth in the MOU are not satisfied or the Delaware Court fails to approve the settlement, the litigation will proceed, and the Company intends to continue to vigorously defend these actions.

The Company recorded a provision in 2012 for probable losses, which are reasonably estimable, arising from this claim, as estimated by management.

2) In May 2004, a former employee sued the Company and one of the Company’s directors demanding that the Company issue to him an option to purchase 1.75% of Objet’s outstanding shares and compensate him in an amount equal to NIS 315,000 ($85,000). The cause of action was an alleged breach of certain undertakings made by the Company to the former employee. Additionally, he claimed that the Company failed to pay his salary and certain social benefits with respect to a certain period of time. The Company filed a statement of defense in which the Company denied any wrongdoing in this action. In May 2011, the court ruled in the Company’s favor, denying all of the former employee’s claims. The former employee appealed the decision to the national labor court, but the Company reached a settlement with the former employee, agreeing to pay NIS 100,000 ($27,000), in November 2012, which was approved by the court, and the appeal was dismissed.

3) In October 2007, a former supplier of Objet brought an action against Objet and the former directors of its European subsidiary (one of whom, Ilan Levin, is a current director of the Company) in a Brussels commercial court, claiming damages of €566,000 ($747,000), plus interest and related legal and litigation costs. On April 26, 2010, the court held Objet and its subsidiary’s former directors jointly and severally liable for the full amount claimed. Objet along with its subsidiary’s former directors filed an appeal of the judgment in May 2010, with respect to which the final judgment is expected to be rendered in 2013. In keeping with required procedures related to the litigation, in July 2011, the Company deposited the full amount of the original judgment in favor of the former supplier, plus interest and litigation costs (€690,000, or $911,000, in total) into a blocked, state-owned account in the Company’s name, to be held pending the outcome of the appeal.

Objet recorded a provision in 2007 and 2008 for probable losses, which are reasonably estimable, arising from this claim, as estimated by management. Management believes that there is no material exposure to loss in excess of the amount accrued.

4) In December 2008, another employee, whose employment with the Company was subsequently terminated, filed a claim against the Company demanding that, based on an alleged undertaking the Company had made, the Company issue to him an option that would allow him to maintain an equity interest of 1.45% in the Company, as well as reimburse salary reductions he had suffered in an aggregate sum of NIS 552,000 ($148,000). In July 2009, the Company filed its statement of defense, rejecting the claims raised by the former employee. Together with the former employee, the Company initiated mediation of the dispute, but did not reach a settlement. The former employee later amended his initial pleading to seek an additional NIS 441,000 ($118,000) on account of alleged wrongful termination by the Company. The action is currently ongoing and is being litigated in an Israeli labor court.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Objet recorded a provision in 2008 for probable losses, which are reasonably estimable, arising from this claim, as estimated by management.

It is reasonably possible that the loss arising from this claim will be greater than the amount accrued, up to the entire amount claimed.

5) On April 15, 2012, the Company and a former distributor signed a mediation / arbitration agreement in order to either amicably resolve or to arbitrate, in Israel, a dispute related to a distributorship agreement with the former distributor that the Company had terminated for cause. Without waiving any of its rights, and for the purpose of mediation, the former distributor has claimed compensation of $1.5 million for, among other things, its alleged investment in building a market for the Company’s products, while the Company has claimed approximately $0.5 million (under a similar reservation of rights), for amounts owed to it by the distributor under the distributorship agreement, damages to the Company’s reputation and lost profits. The first mediation meeting under the mediation / arbitration agreement was held on July 18, 2012, and it has been followed by additional meetings that the mediator has held with each of the parties separately. The mediation is still in progress as of the date of these financial statements.

Management does not believe that the allegations made by the former distributor will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

6) On March 4, 2013, the Company was notified of two lawsuits purportedly filed in an Israeli district court against the Company by four current or former minority shareholders and former directors of the Company. The lawsuits purportedly demand that the Company amend its capitalization table such that certain shares previously issued to Objet shareholders named as defendants would be recognized as being owned by the plaintiffs with a consequent reduction of the share ownership of the named defendants. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Executive Committee of the Company’s board of directors, David Reis, Chief Executive Officer, various shareholders of the Company who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, a director. The lawsuits allege in particular that a series of investments in Objet during 2002 and 2003 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that the Company effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009.

The Company believes that these claims are all entirely baseless and that the transactions in question were conducted in accordance with applicable law. Management does not believe that these lawsuits will have a material adverse effect on our operations or financial condition, and the Company intends to vigorously defend these lawsuits.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18. Entity-Wide Disclosure

Net sales by geographic area were as follows:

in thousands	Year ended December 31,
	2012	2011	2010
North America	$113,854	$82,373	$60,548
Europe & Middle East	62,781	49,885	34,572
Asia Pacific	35,450	21,506	20,662
Latin America	3,159	2,130	2,062
	$215,244	$155,894	$117,844

Property, plant and equipment by geographical location were as follows:

in thousands	December 31,
	2012	2011
North America	$45,545	$38,974
Europe & Middle East	15,411	616
Asia Pacific	1,114	79
Latin America	-	-
	$62,070	$39,669

No single customer accounted for 10% or more of Company’s total net sales in any fiscal year presented.

Note 19. Retirement Plans and Employee Rights Upon Termination

The Company has a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code (“Code”) that covers eligible U.S. employees as defined in the Plan. Participants may elect to contribute up to 50% of pre-tax annual compensation, as defined by the Plan, up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal to the lesser of $3,000 or 3% of the participant’s annual compensation. The Company, at its discretion, may make additional contributions, also subject to Code limitations. For the years ended December 31, 2012, 2011 and 2010 the Company made 401(k) Plan contributions of approximately $789,000, $519,000 and $219,000, respectively.

In Israel, the Company is required to make severance payments upon dismissal of an employee or upon termination of employment in certain circumstances. The severance payment liability to employees (based upon length of service and the latest monthly salary—one month’s salary for each year employed) is recorded on the Company’s balance sheets under employee rights upon retirement. The liability is recorded as if it were payable at each balance sheet date on an undiscounted basis.

The liability is funded in part from the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the balance sheets under amounts funded in respect of employee rights upon retirement. These policies are the Company’s assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited.

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with its current employment agreements with certain employees, the Company makes regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s rights upon retirement. The Company is fully relieved from any severance pay liability with respect to each such employee after it makes the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected in the Company’s balance sheets, as the amounts funded are not under the control and management of the Company and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies (the “Contribution Plans”).

The Company expects to contribute approximately $1.7 million during the year ending December 31, 2013 to insurance companies in connection with its severance liabilities for its operations for that year, $1.1 million of which will be contributed to one or more Contribution Plans.

The Company expects to pay approximately $1.4 million in future benefits to its employees from 2013 to 2022 upon their normal retirement age. The amounts of such future benefits were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that might be paid to employees that will cease working for the Company before their normal retirement age.

in thousands
2013	76
2014	-
2015	38
2016	-
2017	139
Thereafter (through 2022)	1,185

Note 20. Related Parties

     An entity affiliated with the Chairman of the executive committee of the board of directors, has provided consulting and director services to the Company pursuant to an oral arrangement that was approved by the board of directors and shareholders. The monthly amount payable to that entity under this arrangement is $35,000, plus VAT, currently. The consulting arrangement, which is not recorded in a written agreement, has no set term and may be terminated by either party at will upon written notice.

Note 21. Supplementary Financial Statement Information

Accounts receivable—other are as follows (in thousands):

	December 31,
	2012	2011
Income tax receivable	$11,769	$-
Advances to suppliers	893	-
Government institutions	1,603	-
Foreign exchange forward contracts	1,818	-
Escrow account	885	-
Other	5,966	1,589
	$22,934	$1,589

STRATASYS LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other income (expense) consists of the following (in thousands):

	Year ended December 31,
	2012	2011	2011
Interest income	$984	$923	$921
Forward contract income—net	380	-	-
Foreign exchange losses—net	(157)	(888)	(617)
Gain on sale of investments	251	1,831	-
Other	(70)	480	64
Other income	$1,388	$2,346	$368

Note 22. Subsequent Events

On February 25, 2013, the Company’s shareholders adopted an amendment to the 2012 Plan to increase the number of shares reserved for issuance upon exercise of options granted under such plan to 4.0 million from 2.5 million.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Years ended December 31, 2012, 2011, and 2010

COLUMN A	Column B	Column C - Additions		Column D	Column E

	Balances at	Charged to			Balances
	beginning	costs and	Charged to		at end
Description	of period	expenses	other accounts	Deductions	of period
2012
Reserve for bad debts and allowances	$1,318,714	$231,995	$-	$595,429	$955,280

2011
Reserve for bad debts and allowances	$1,283,925	$140,457	$-	$105,668	$1,318,714

2010
Reserve for bad debts and allowances	1,125,112	332,363	-	173,550	1,283,925

Reserve for sales returns and other allowances	-	372,811	-	372,811	-

S-1

ITEM 19. EXHIBITS.

Item 19. Exhibits.

Exhibit Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd.

1.2	Memorandum of Association of Stratasys Ltd. (1)

2.1	Specimen ordinary share certificate of Stratasys Ltd. (2)

4.1	Form of Registration Rights and Lock-Up Agreement, dated as of December 1, 2012, entered into by Stratasys Ltd. and certain of its shareholders upon the effectiveness of the merger (3)

4.2	Form of Standstill Agreement entered into by Stratasys, Inc., Stratasys Ltd. (formerly known as Objet Ltd.) and certain of Stratasys Ltd.’s shareholders (4)

4.3	Stratasys Ltd. (formerly known as Objet Geometries Ltd.) Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan(5)

4.4	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (6)

4.5	Form of Indemnification Agreement by and between Stratasys Ltd. and each of its directors and executive officers (7)

4.6	Employment Agreement, dated September 15, 2008, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and David Reis (8)

4.7	Employment Agreement, dated June 27, 2011, by and between Stratasys Ltd. (formerly known as Objet Ltd.) and Ilan Levin (9)

4.8	OEM Purchase and License Agreement, effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and Ricoh Printing Systems America, Inc. (10)#

4.9	Assignment, dated October 23, 1989, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for an apparatus and method for creating three-dimensional objects (11)

4.10	Assignment, dated June 5, 1992, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a modeling apparatus for three dimensional objects (11)

4.11	Assignment, dated June 1, 1994, from S. Scott Crump, James W. Comb, William R. Priedeman, Jr., and Robert Zinniel to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a process and apparatus of support removal for three-dimensional modeling (11)

4.12	Asset Purchase Agreement between Stratasys, Inc. and IBM, dated January 1, 1995 (12)

8.1	Subsidiary List of Stratasys Ltd.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm

15.2	Consent of Grant Thornton LLP

15.3	Letter dated March 7, 2013 of Grant Thornton LLP required to be filed under Item 16F(a)(3) of this annual report

101	The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

____________________

(1)	Incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(2)	Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on August 6, 2012

(3)	Incorporated by reference to Exhibit 10.3 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, and to Annex D to the proxy statement/prospectus included therein, filed with the SEC on June 8, 2012

(4)	Incorporated by reference to Exhibit 10.4 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, and to Annex E to the proxy statement/prospectus included therein, filed with the SEC on June 8, 2012

(5)	Incorporated by reference to Exhibit 10.5 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(6)	Incorporated by reference to Exhibit 10.6 to Amendment No. 3 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on August 6, 2012.

(7)	Incorporated by reference to Exhibit 10.7 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(8)	Incorporated by reference to Exhibit 10.8 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(9)	Incorporated by reference to Exhibit 10.9 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(10)	Incorporated by reference to Exhibit 10.10 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(11)	Incorporated by reference to Amendment No. 1 to Stratasys, Inc.’s registration statement on Form SB-2 (SEC File No. 33-99108) filed with the SEC on December 20, 1995

(12)	Incorporated by reference to Stratasys, Inc.’s current report on Form 8-K, Amendment No. 2, filed with the SEC on January 1, 1995.

# Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

STRATASYS LTD.

By:	/s/ David Reis
David Reis
Chief Executive Officer

Date: March 7, 2013