Form 20-F
period 2013-12-31
STRATASYS LTD.
filed 2014-03-03
CIK 1517396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Shane Glenn, Vice President, Investor Relations
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
     49,211,075 Ordinary Shares, NIS 0.01 nominal value, at December 31, 2013.

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒     No ☐

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued	Other ☐
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

     This annual report on Form 20-F, or this annual report, is being filed by the registrant, Stratasys Ltd., an Israeli company. We were organized in Israel on March 3, 1998, initially under the name Objet Geometries Ltd., and we changed our name in 2011 to Objet Ltd. On December 1, 2012, we completed a merger with Stratasys, Inc., a Delaware corporation, which we refer to as the Stratasys-Objet merger. Pursuant to the Stratasys-Objet merger, Stratasys, Inc. became our indirect, wholly-owned subsidiary and we changed our name to Stratasys Ltd., and each share of the common stock of Stratasys, Inc. issued and outstanding immediately prior to the effective time of the Stratasys-Objet merger was canceled and automatically converted into the right to receive one of our ordinary shares. Also, as part of the Stratasys-Objet merger, our ordinary shares were listed on the NASDAQ Global Select Market under the trading symbol “SSYS”, in place of the listing of Stratasys, Inc.’s common stock, which had also traded on The NASDAQ Global Select Market under that symbol.

     Although the Stratasys-Objet merger was structured as a reverse merger of Stratasys, Inc. with and into an indirect, wholly owned subsidiary of Objet Ltd., Stratasys, Inc. was treated as the acquiring company in the merger for accounting purposes and the Stratasys-Objet merger is accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the historical financial statements of Stratasys, Inc. for periods up until the effective time of the Stratasys-Objet merger on December 1, 2012 are our historical financial statements. The consolidated financial statements of the registrant included in this annual report include the operations of Stratasys Ltd. (formerly Objet Ltd.) only for the month of December 2012, because the merger was consummated on December 1, 2012.

     Notwithstanding the above, given the significance of the Stratasys-Objet merger, we encourage you to review the separate historical financial statements of Objet Ltd. for information related to the historical results of operations and financial condition of Objet Ltd. Those separate financial statements were included in the proxy statement/prospectus included in the registrant’s Registration Statement on Form F-4, initially filed by the registrant with the Securities and Exchange Commission on June 8, 2012, and in Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on September 3, 2013.

     Unless otherwise indicated or the context otherwise requires, references to “Stratasys,” “our company,” “the Company,” “the combined company,” “the registrant,” “we,” “us,” and “our” refer to Stratasys Ltd. (formerly known as Objet Ltd.), and its consolidated subsidiaries. References to “Objet” generally refer to Objet Ltd. and its consolidated subsidiaries prior to the effective time of the Stratasys-Objet merger on December 1, 2012. We also use “Objet” to refer to the line of products previously sold by Objet Ltd. and the related current, ongoing operations that have continued following the Stratasys-Objet merger. References to “Stratasys, Inc.” generally refer to Stratasys, Inc., a Delaware corporation, and its consolidated subsidiaries prior to the effective time of the Stratasys-Objet merger, but sometimes (as the context requires) refer to our current, ongoing operations of our Stratasys, Inc. subsidiary. The historical financial information set forth in this annual report, unless otherwise indicated or the context otherwise requires, reflects the consolidated results of operations and financial position of: (i) Stratasys, Inc. prior to the merger; and (ii) Stratasys Ltd. since the Stratasys-Objet merger.

     Unless otherwise indicated herein, all numbers and prices in this annual report related to ordinary shares and options of our company that predated the effectiveness of the Stratasys-Objet merger have been adjusted to reflect the 1-for-8.691 reverse stock split that was effected with respect to all of Objet’s outstanding ordinary shares immediately prior to the effective time of the Stratasys-Objet merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain information included or incorporated by reference in this annual report may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

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

     Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

  our ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger (as well as MakerBot (as defined below) and other companies we may acquire);

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

USE OF TRADE NAMES

     Unless the context otherwise indicates or requires, “Stratasys,” ,” “For a 3D World,” “Objet,” “PolyJet,” “Connex,” “FDM”, “Fortus,” “Dimension,” “Mojo,” “Eden,” “FullCure,” “Redeye,” “Solidscape,” “MakerBot,” “Thingiverse,” “Replicator,” ,“Digitizer,” and all product names and trade names used by us in this annual report are our trademarks and service marks, which may be registered in certain jurisdictions. Although we have omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved. Furthermore, the “Stratasys” and “Objet” design logos are our property. This annual report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

     In this annual report, unless the context otherwise requires:

  references to the “Stratasys-Objet merger” refer to the merger consummated on December 1, 2012 whereby Stratasys, Inc., a Delaware corporation, merged with and into an indirect, wholly-owned Delaware subsidiary of Objet Ltd. (now known as Stratasys Ltd.), an Israeli company, with Stratasys, Inc. surviving the merger and becoming an indirect, wholly-owned subsidiary of Objet (which changed its name to Stratasys Ltd. at that time);

  references to the “Stratasys-Objet merger agreement” refer to the Agreement and Plan of Merger, dated as of April 13, 2012, as amended, by and among Stratasys, Inc.; Objet Ltd.; Seurat Holdings Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Objet (“Holdco”); and Oaktree Merger Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Holdco, pursuant to which the merger was consummated;

  references to the “MakerBot transaction” refer to the merger consummated on August 15, 2013 whereby Cooperation Technology Corporation, a Delaware corporation (now known as Baccio Corporation), or MakerBot, which is the direct parent company of MakerBot Industries, LLC, merged with and into an indirect, wholly-owned subsidiary of Stratasys Ltd., with MakerBot becoming an indirect, wholly-owned subsidiary of Stratasys Ltd.;

  references to “ordinary shares”, “our shares” and similar expressions refer to the Company’s Ordinary Shares, nominal value NIS 0.01 per share;

  references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

  references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

  references to the “articles” or “amended articles” are to our Amended and Restated Articles of Association, which became effective upon the closing of the merger, as subsequently amended;

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not Applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

     Stratasys, Inc. was treated as the acquiring company in the Stratasys-Objet merger for accounting purposes and the Stratasys-Objet merger was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the historical financial statements of Stratasys, Inc. prior to the effective time of the merger on December 1, 2012 became our historical financial statements. The consolidated financial statements included in this annual report include the operations of Stratasys Ltd. (formerly Objet Ltd.) for all of 2013 and for only one month of 2012 (December 2012) because the Stratasys-Objet merger was consummated on December 1, 2012. Therefore, the following selected consolidated financial data reflects the consolidated results of operations and financial position of Stratasys, Inc. as of and for the years ended December 31, 2011, 2010 and 2009. For 2013 and 2012, the balance sheet data presented below reflects the financial position of Stratasys Ltd. as of December 31, 2013 and 2012, respectively, and the consolidated statement of operations data reflect the results of operations of Stratasys, Inc. from January 1 through November 30, 2012, and the combined company from December 1 through December 31, 2012 and for the year ended December 31, 2013.

     The historical selected consolidated statement of operations data for the years 2013, 2012 and 2011, and the selected consolidated balance sheet data at December 31, 2013 and 2012, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statement of operations data for the years 2010 and 2009, and the selected consolidated balance sheet data at December 31, 2011, 2010 and 2009, have been derived from our previously reported audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements and accompanying notes and “Operating and Financial Review and Prospects” appearing in Item 5 of this annual report, and are qualified entirely by reference to such consolidated financial statements. Our historical results set forth herein are not necessarily indicative of our future results.

(in thousands, except per share data)	Year Ended December 31,
	2013	2012	2011	2010	2009
Statement of Operations Data:
Net sales	$484,403	$215,244	$155,894	$117,844	$98,975
Gross profit	226,173	109,911	82,404	56,086	46,384
Research and development expense	52,310	19,659	14,360	9,755	7,737
Selling, general and administrative expense	202,794	73,130	39,038	32,863	32,823
Operating income (loss)	(28,931)	17,122	29,006	13,468	5,824
Net income (loss)	(26,907)	8,823	20,626	9,370	4,116
Net income (loss) attributable to Stratasys Ltd.	(26,954)	8,491	20,626	9,370	4,116
Net income (loss) per basic share	(0.64)	0.39	0.98	0.46	0.20
Net income (loss) per basic share attributable to Stratasys Ltd.	(0.64)	0.37	0.98	0.46	0.20
Weighted average basic shares outstanding	42,079	22,812	21,133	20,579	20,236
Net income (loss) per diluted share	(0.68)	0.37	0.95	0.44	0.20
Net income (loss) per diluted share attributable to Stratasys Ltd.	(0.68)	0.36	0.95	0.44	0.20
Weighted average diluted shares outstanding	42,099	23,776	21,653	21,130	20,268
Balance Sheet Data:
Working capital	$714,404	$230,929	$64,086	$60,196	$82,838
Total assets	2,782,221	1,731,513	221,770	178,460	153,137
Equity	$2,499,787	$1,572,156	$183,311	$152,282	$129,583

     In addition to the audited consolidated financial data presented above, we also present below unaudited pro forma combined statement of operations data for our company for the year ended December 31, 2012 that give effect to the Stratasys-Objet merger as if it had been completed on January 1, 2012. This data has been prepared consistent with SEC Regulation S-X, Article 11. For a more complete presentation of this data and an explanation of the underlying assumptions used in deriving it, please see the unaudited pro forma condensed combined statements of operations that are included in the “Operating Results” section of “Operating and Financial Review and Prospects” in Item 5 below.

Year Ended
(in thousands, except per share data)	December 31,
2012
Pro Forma
Statement of Operations Data:
Net sales	$359,054
Gross profit	163,923
Research and development expense	36,923
Selling, general and administrative expense	141,232
Operating loss	(14,232)
Net loss	(21,515)
Net loss attributable to Stratasys Ltd.	(21,577)
Net loss per basic share	(0.58)
Net loss per basic share attributable to Stratasys Ltd.	(0.58)
Weighted average basic shares outstanding	36,987
Net loss per diluted share	(0.58)
Net loss per diluted share attributable to Stratasys Ltd.	(0.58)
Weighted average diluted shares outstanding	36,987

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

Risks related to our business and financial condition

We may not be able to introduce new 3D printers, high-performance systems and consumables acceptable to customers or to improve the technology, software or consumables used in our current systems in response to changing technology and end-user needs.

We derive most of our revenues from the sale of additive manufacturing systems and related consumables. The markets in which we operate are subject to rapid and substantial innovation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in these markets depends, in large part, on our success in enhancing our existing products and developing new additive manufacturing systems and new consumables that will address the increasingly sophisticated and varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis or otherwise gain market acceptance.

Even if we successfully enhance our existing systems or create new systems, it is likely that new systems and technologies that we develop will eventually supplant our existing systems or that our competitors will create systems that will replace our systems. As a result, any of our products may be rendered obsolete or uneconomical by our or others' technological advances.

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
  long sales cycles;
  unforeseen liabilities or difficulties in integrating our acquisitions;
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
  litigation or threats of litigation, including intellectual property claims by third parties;
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

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior executive team could delay or prevent the successful implementation of our growth strategy, or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel (including scientific, technical and sales personnel) in the additive fabrication industry, and there can be no assurance that we will be able to retain such personnel. We experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development and manufacturing operations, we may be unable to achieve the synergies expected from mergers and acquisitions that we may effect from time to time, or to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our Minnesota, New York, New Hampshire or Israeli facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs.

If demand for our products and services does not continue to grow as expected, our revenues may stagnate or decline.

The commercial marketplace for additive manufacturing, which was once dominated by conventional methods that do not involve 3D printing technology, has been undergoing a shift towards 3D printing. This is true with respect to prototype development, and to some extent, with respect to direct digital manufacturing, or DDM, as an alternative to traditional manufacturing. If the commercial marketplace does not continue to transform towards the broader acceptance of 3D printing and DDM as alternatives for prototype development and traditional manufacturing, or if it adopts 3D printing based on technologies other than the technologies that we use, we may not be able to increase or sustain current or future levels of sales of our products and related materials and services, and our results of operations may be adversely affected as a result.

If our product mix shifts too far into lower margin products, our profitability could be reduced.

Sales of certain of our existing products for commercial use have higher margins than others. For instance, our high-end commercial systems and related consumables yield a greater gross margin than our entry-level commercial systems. Furthermore, our desktop 3D printers and related consumables yield a lower gross margin than our entry-level commercial systems. As we continue to ship entry-level commercial systems and, to a greater extent, desktop 3D printers, including as a result of our MakerBot transaction, our sales of those systems have grown, and we expect them to continue to account for a growing percentage of total systems that we sell. Furthermore, some of those sales may displace sales of our other systems. If sales of our entry-level desktop 3D printers have the effect of reducing sales of our higher margin products, or, if for any other reason, our product mix shifts too far into lower margin products, and we are not able to sufficiently reduce the engineering, production and other costs associated with those products or substantially increase the sales of those products, our profitability could be reduced.

Declines in the prices of our products may adversely affect our financial results.

Our business is subject to price competition. Such price competition may adversely affect our ability to maintain profitability, especially during periods of decreased demand. If our business is not able to offset price reductions resulting from these pressures by improved operating efficiencies, reduced expenditures and increased sales, then those price reductions would adversely affect our operating results.

The markets in which we participate are competitive. Our failure to compete successfully could cause our revenues and the demand for our products to decline.

We compete for end-users with a wide variety of producers of systems that create models, prototypes, other 3D objects and end-use parts as well as producers of materials and services for these systems, including both additive and subtractive manufacturing methodologies, such as metal extrusion, computer-controlled machining and manual modeling techniques. Our principal competition currently consists of other manufacturers of systems for prototype development and customized manufacturing processes, including 3D Systems Corporation, EOS GmbH and EnvisionTEC GmbH, and, with respect to our entry-level desktop 3D printers, companies such as Delta Micro Factory, Affinia, Ultimaker, Printrbot, Leapfrog, Solidoodle, as well as 3D Systems Corporation. We may face additional competition in the future from new entrants into the marketplace, including companies that may have significantly greater resources than we have that may become new market entrants or may enter through acquisition or strategic or marketing partnerships with current competitors.

Some of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in end-user demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). We cannot assure you that we will be able to maintain or enhance our current competitive position or continue to compete successfully against current and future sources of competition.

To the extent other companies are successful in developing or marketing consumables for use in our Idea, Design and Production Series systems, our revenues and profits would likely be adversely affected.

We sell a substantial portion of the consumables used in our Idea, Design and Production Series systems. We attempt to protect against replication of our proprietary consumables through patents and trade secrets and provide that warranties on those systems are valid only if customers use consumables that we certify. However, other companies have successfully developed and sold, and may continue to successfully develop or sell, consumables that are less expensive than our consumables and compatible with our systems, which may reduce our consumables sales. Additionally, in order to compete with consumables manufactured by third parties, we could be forced to reduce prices for our proprietary consumables. Either of the above would impair our overall revenues and profitability.

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

In particular, we rely on a sole supplier, Ricoh Printing Systems America, Inc., or Ricoh, for the printer heads for our PolyJet 3D printers. Under the terms of our agreement with Ricoh, we purchase printer heads and associated electronic components, and receive a non-transferable, non-exclusive right to assemble, use and sell these purchased products under Ricoh's patent rights and trade secrets. Due to the risk of a discontinuation of the supply of Ricoh printer heads and other key components of our products, we maintain excess inventory of those printer heads and other components. However, if our forecasts exceed actual orders, we may hold large inventories of slow-moving or unusable parts or raw materials, which could result in inventory write offs or write downs and have an adverse effect on our cash flow, profitability and results of operations. See “Item 4. Information on the Company—Business Overview—Sources and Availability of Raw Materials—Ricoh Agreement” in our 2012 Annual Report for further discussion of this agreement.

A loss of, or reduction in revenues from, a significant number of our resellers and our independent sales agents would impair our ability to sell our products and services and could reduce our revenues and adversely impact our operating results.

We rely heavily on our network of resellers and independent sales agents to sell and (in the case of resellers) to service our products to end-users in their respective geographic regions. These resellers and sales agents are generally precluded from selling our competitors' products in addition to ours. They may also not be as effective in selling our products or servicing our end-users. Further, if a significant number of these resellers and sales agents were to terminate their relationship with us or otherwise fail or refuse to sell our products, we may not be able to find replacements that are as qualified or as successful in a timely manner, if at all. If these resellers and independent sales agents do not perform as anticipated or if we are unable to find qualified and successful replacements, our sales will suffer, which would have a material adverse effect on our revenues and operating results. Additionally, a default by one or more resellers that have a significant receivables balance could have an adverse financial impact on our financial results.

Our business model is predicated in part on building an end-user base that will generate a recurring stream of revenues through the sale of our consumables. If that recurring stream of revenues does not develop as expected, or if our business model changes as the industry evolves, our operating results may be adversely affected.

Our business model is dependent in part on our ability to maintain and increase sales of our proprietary consumables as they generate recurring revenues. Existing and future end-users of our systems may not purchase our consumables at the same rate at which end-users currently purchase those consumables. In addition, our entry-level systems generally use a lower volume of consumables relative to our higher end systems. If our current and future end-users purchase a lower volume of our consumables, or if our entry level systems represent an increasing percentage of our future installed base mix uses less consumables than our current installed base, our recurring revenue stream relative to our total revenues would be reduced, and our operating results would be adversely affected.

Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

We assemble and test the systems that we sell, and produce consumables for our systems, at single facilities in various locations that are specifically dedicated to separate categories of systems and consumables. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply 3D printers, other systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

If goodwill or other intangible assets that we have recorded become impaired, we could have to take significant charges against earnings.

As of December 31, 2013, the book value of all of our goodwill and other intangible assets, which was primarily attributable to the Stratasys-Objet merger and the MakerBot transaction, was approximately $1.8 billion. Under accounting principles generally accepted in the United States of America, or GAAP, we must assess, at least annually and potentially more frequently, whether the value of goodwill and other indefinite-lived intangible assets has been impaired. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Such impairment may result from one of a number of possible causes, including invalidation of acquired patents, trademarks or other intellectual property or the impairment of other intangible assets due to litigation, obsolescence, competitive factors, lower than expected revenue and operating results or other reasons. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect our results of operations and shareholders' equity in future periods.

Global economic, political and social conditions have adversely impacted sales of our constituent companies, and may once again affect us in the future.

The uncertain direction and relative strength of the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products and services. The prospects for economic growth in the regions in which we sell our products remain uncertain, and may cause end-users to further delay or reduce technology purchases. In particular, a portion of our sales are made to customers in countries in Europe, which have been and may continue to be affected by a significant economic crisis. These and other macroeconomic factors had an adverse impact on the sales of the products and services of our constituent companies in late 2008, 2009 and, to a lesser degree, 2010, leading to reduced revenues from sales in 2009 relative to 2008, and longer sales cycles. While Objet and Stratasys, Inc. saw an improvement in revenues from sales of their systems and consumables in 2010, 2011 and 2012, and our combined company has continued that positive trend beginning after the completion of the Stratasys-Objet merger on December 1, 2012 through the present time, there can be no assurance that such improvement is sustainable, particularly if global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions. The global financial crisis affecting the banking system and financial markets has resulted in a tightening of credit markets, lower levels of liquidity in many financial markets, and extreme volatility in many fixed income, credit, currency and equity markets. These conditions may make it more difficult for our end-users to obtain financing.

We also face risks that may arise from financial difficulties experienced by our end-users, suppliers and distributors, which may be exacerbated by continued weakness in the global economy, including:

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

We expect to derive a substantial percentage of our sales from international markets. We derived 46% of our sales in 2013 from countries outside of the United States. Accordingly, we face significant operational risks from doing business internationally, including:

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
  tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and
  being subject to the laws, regulations and the court systems of many jurisdictions.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results.

If we are not successful in completing the integration of our constituent companies from the Stratasys-Objet merger, the benefits of that merger may not be fully realized and the market price of our ordinary shares may be negatively affected.

Since it was consummated in December 2012, the Stratasys-Objet merger has involved the integration of significant aspects of the operations of companies that had previously operated independently with principal offices in distinct locations and geographically diverse organizations. As a combined company we now have more than 1,800 employees in a total of 12 regional offices around the world. While integration activities have progressed well to date, the ongoing difficulties of coordinating our operations include:

  coordinating geographically separate organizations, including two sets of corporate headquarters on two different continents;
  coordinating sales, distribution and marketing functions, including integration and management of our constituent companies' sales channels;
  consolidating the financial reporting systems and ERP systems of our constituent companies;
  management of a substantially larger organization, with an increased number of employees over large geographic distances; and
  addressing inconsistencies among the companies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with suppliers, distributors, customers and employees.

As a result of these and other factors, we may not successfully complete the integration of the businesses of Stratasys and Objet. Furthermore, we may not realize all of the benefits and synergies of the Stratasys-Objet merger in the timeframe anticipated. It is also possible that such continuing integration and coordination arrangements could lead to the loss of members of our senior executive team, diversion of the attention of management, or the disruption or interruption of, or the loss of momentum in, our ongoing business, which could adversely affect our business and financial results. The occurrence of such negative results could adversely affect the market price of our ordinary shares.

As part of our growth strategy, we have sought, and will continue to seek, to acquire or to make investments in other businesses, patents, technologies, products or services. Our failure to do so successfully (including, if applicable, to finance such acquisitions or investments on favorable terms and to avoid adverse financial consequences) may adversely affect our financial results.

As part of our growth strategy, we expect to continue to regularly evaluate acquisitions or investments to expand our suite of products and services. Even if we are able to identify a suitable acquisition or investment, we may not be able to consummate any such transaction if we cannot reach an agreement on favorable terms or if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. If we proceed with a particular acquisition, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our balance sheet, results of operations or liquidity. If we incur indebtedness by drawing down under our senior credit facility, that would require us to comply with certain conditions and would subject us to certain limitations, as described below under the risk factor that is titled “Covenants in our credit agreement may restrict our business in many ways.” As a result of an acquisition, we will also be required to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. We will also be required to record any post-closing goodwill or other long-lived asset impairment charges in the period in which they occur, which could result in a significant charge to our earnings in that period. We could also face unknown liabilities or write-offs.

We have experienced rapid and significant growth in our operations and intend to continue to grow, and if we cannot adequately adapt our infrastructure and properly integrate the internal or external sources of our growth in order to generate the intended benefits from it, our results of operations will suffer.

We have experienced rapid and significant growth in our operations and intend to continue to grow, both organically and from acquisitions, such as the Stratasys-Object merger and the MakerBot transaction. The adaptation of our infrastructure to our growth will require, among other things, continued development of our financial and management controls and management information systems, including our ongoing implementation of a unified enterprise resource planning system, management of our sales channel, increased capital expenditures, the ability to attract and retain qualified management personnel and the training of new personnel. We cannot be sure that our infrastructure, systems, procedures, business processes and managerial controls will be adequate to support the rapid and significant growth in our operations. Any delays in, or problems associated with, implementing, or transitioning to, new or enhanced systems, procedures, or controls to accommodate and support the requirements of our business and operations and to effectively and efficiently integrate acquired operations may adversely affect our ability to meet customer requirements, manage our product inventory, and record and report financial and management information on a timely and accurate basis.

Additional unforeseen difficulties and expenditures that may result from the integration of a new business or technology include:

  difficulty transitioning customers and other business relationships to our company;
  problems unifying management following a transaction;
  the loss of key employees from our existing or acquired businesses;
  diversion of management's attention to the assimilation of the technology and personnel of acquired businesses or new product or service lines; and
  difficulties in coordinating geographically disparate organizations and corporate cultures and integrating management personnel with different business backgrounds.

These potential negative effects could prevent us from realizing the benefits of an acquisition transaction or other growth opportunity. In that event, our competitive position, revenues, revenue growth, results of operations and liquidity could be adversely affected, which could, in turn, adversely affect our share price and shareholder value.

Covenants in our credit agreement may restrict our business in many ways.

The credit agreement and related agreements that we and our wholly-owned subsidiary (the borrower) entered into in November 2013 with Bank of America, N.A., as administrative agent and the other lenders party thereto, contain various covenants that limit our ability to, among other things:

  incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;
  make any investments, except certain investments as specified therein;
  engage in any material line of business substantially different from those lines of business conducted by us and our subsidiaries or any business substantially related or incidental thereto;
  create, incur, assume or suffer to exist any indebtedness except certain indebtedness as specified therein.
  issue redeemable stock and preferred equity;
  pay dividends or distributions or redeem or repurchase capital stock;
  prepay, redeem or repurchase debt;
  make loans, investments and capital expenditures;
  enter into agreements that restrict distributions from our subsidiaries;
  sell assets and capital stock of our subsidiaries;
  enter into certain transactions with affiliates;
  consolidate or merge with or into, or sell substantially all of our assets to, another person, or · · dispose of all or substantially all of our IP rights or other assets to or in favor of any person.
  make any disposition except certain dispositions permitted under the credit agreement.
  declare or make, directly or indirectly, any restricted payment, or incur any obligation (contingent or otherwise) to do so, except as defined therein; and
  enter into certain contractual obligations.

A breach of any of these covenants could result in a default. Upon the occurrence of an event of default under the credit agreement, the lenders could elect to declare all amounts outstanding under the agreement to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could accelerate the repayment of borrowings, we may not have sufficient assets to repay the amounts owed under the credit agreement or be able to obtain financing from other sources on favorable terms, if at all. For more information, please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital resources and capital expenditures—Revolving credit facility” and note 9 to our consolidated financial statements included in Item 18 of this annual report.

Defects in new products or in enhancements to our existing products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

Our systems may contain undetected defects or errors when first introduced or as enhancements are released that, despite testing, are not discovered until after a product has been used. This could result in delayed market acceptance of those products, claims from distributors, end-users or others, increased end-user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims that could lead to significant expenses as we need to compensate affected end-users for costs incurred related to product quality issues. This risk may be heightened when we sell products into certain markets, such as medical and dental applications.

This risk of product liability claims may also be greater due to the use of certain hazardous chemicals used in the manufacture of certain of our products. Those hazardous chemicals fall within three different categories (with several of the chemicals falling within multiple categories): irritants, harmful chemicals and chemicals dangerous for the environment. In addition, we may be subject to claims that our 3D printers have been, or may be, used to create parts that are not in compliance with legal requirements or that intellectual property posted by third parties on our Thingiverse website infringe the intellectual property rights of others.

Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain existing end-users or to attract new end-users. Although we maintain product liability insurance, such insurance is subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims, or we may elect to self-insure with respect to certain matters. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company's confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that our affiliated entities or our and our affiliates' respective officers, directors, employees and agents (including distributors of our products) may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act of 2010, as well as trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce. Any violation by any of these persons could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

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

Default in payment by one or more resellers or customers from which we have large account receivable balances could adversely impact our results of operations and financial condition.

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

Our operations use chemicals and produce waste materials. We are subject to extensive environmental, health and safety laws, regulations and permitting requirements in multiple jurisdictions governing, among other things, the generation, use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials and the health and safety of our employees. Under these laws, regulations and requirements, we could also be subject to liability for improper disposal of chemicals and waste materials, including those resulting from the use of our systems and accompanying materials by end-users. These or future laws and regulations could potentially require the expenditure of significant amounts for compliance and/or remediation. If our operations fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances that we generate, use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liability for remediation costs, regardless of fault. We may be identified as a potentially responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental laws due to the import and export of our products, which could subject us to compliance costs and/or potential liability in the event of non-compliance.

The export of our products internationally from our production facilities subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as the United States Toxic Substances Control Act, or TSCA, and the Registration, Evaluation, Authorization and Restriction of Chemical Substances, or REACH. These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

We are currently subject to a number of lawsuits. These and any future lawsuits to which we become subject may have a material adverse impact on our capitalization, business and results of operations.

We are currently party to one significant action by a former employee who seeks the issuance of options exercisable for our ordinary shares. The former employee has demanded, based on an alleged undertaking we had made prior to the Stratasys-Objet merger, that we issue him an option that would allow him to maintain an equity interest of 1.45% in us and reimburse salary reductions he had suffered. This plaintiff has further demanded compensation on account of alleged wrongful termination. While the initial court ruling on this matter dismissed the case and awarded us legal expenses, the plaintiff has appealed the case, which appeal is currently ongoing and is being litigated in the Israeli national labor court.

We have furthermore been sued by four current or former minority shareholders and former directors of our company who demand that we amend the capitalization table of our company such that certain share issuances prior to the Stratasys-Objet merger to certain of our shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits, which were brought in an Israeli district court in March 2013, also name as defendants certain of our directors, officers and shareholders who previously held those positions prior to the Stratasys-Objet merger.

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

The efficient operation of our business is dependent on our management information systems. We rely on our management information systems: to, among other things, effectively manage our accounting and financial functions, including maintaining our internal controls; to manage our manufacturing and supply chain processes; and to maintain our research and development data. The failure of our management information systems to perform properly could disrupt our business and product development, which may result in decreased sales, increased overhead costs, excess or obsolete inventory, and product shortages, causing our business and operating results to suffer. Although we take steps to secure our management information systems, including our computer systems, intranet and Internet sites, email and other telecommunications and data networks, the security measures we have implemented may not be effective and our systems may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, natural or man-made disasters, cyber-attacks, computer viruses, power loss, or other disruptive events. Our reputation, brand, and financial condition could be adversely affected if, as a result of a significant cyber event or otherwise, our operations are disrupted or shut down; our confidential, proprietary information is stolen or disclosed; we incur costs or are required to pay fines in connection with stolen customer, employee, or other confidential information; we must dedicate significant resources to system repairs or increase cyber security protection; or we otherwise incur significant litigation or other costs.

Compliance with disclosure rules regarding “conflict minerals” may require us to incur expenses or modify our products or operations and may also adversely affect the demand for some of our products and our operating results.

As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act, in August 2012 the Commission promulgated final rules regarding disclosure of the use of certain minerals (tin, tantalum, tungsten, and gold), and certain of their derivatives, known as “conflict minerals,” which are mined from the Democratic Republic of the Congo and adjoining countries, as well as procedures regarding a manufacturer's efforts to prevent the sourcing of such minerals and metals produced from those minerals. As required by these new rules, in 2013, we commenced due diligence efforts to determine our use of conflict minerals, with initial disclosures required no later than May 31, 2014. The rules require us to make subsequent disclosures no later than May 31 of each following year. We expect that we will incur additional costs and expenses, which may be significant, in order to comply with these rules. Since our supply chain is complex, ultimately we may not be able to sufficiently verify the origins for any conflict minerals and metals used in our products through the due diligence procedures that we implement, which may adversely affect our reputation with our customers, shareholders, and other stakeholders. In such event, we may also face difficulties in satisfying customers who require that all of our products are certified as conflict mineral free. If we are not able to meet such requirements, customers may choose not to purchase our products, which could adversely affect our sales and the value of portions of our inventory. Further, there may be only a limited number of suppliers offering conflict free minerals and, as a result, we cannot be sure that we will be able to obtain metals, if necessary, from such suppliers in sufficient quantities or at competitive prices. Any one or a combination of these various factors could harm our business, reduce market demand for our products, and adversely affect our profit margins, net sales, and overall financial results.

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

If we attempt enforcement of our intellectual property rights, we may be (as we have been in the past) subject or party to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel, and by increasing our costs of doing business. Any of the foregoing could adversely affect our operating results.

As our patents expire, additional competitors using our technology could enter the market, which could offer competitive printers and consumables, require us to reduce our prices for our products and result in lost sales. Competitors' introduction of lower quality products using our technology could also negatively affect the reputation and image of our products in the marketplace.

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

We may be subject to claims that we are infringing, misappropriating or otherwise violating the intellectual property rights of others.

Our products and technology, including the technology that we license from others, may infringe, misappropriate or otherwise violate the intellectual property rights of third parties. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and we cannot be certain that we were the first to conceive inventions covered by our patents or patent applications or that we were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent holders may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms. In addition, we may be subject to intellectual property infringement claims from individuals, vendors and other companies, including those that have acquired patents in the fields of 3D printing or consumable production for the sole purpose of asserting claims against us. In addition to patent infringement claims, we may be subject to other intellectual property claims, such as claims that we are infringing trademarks or misappropriating trade secrets. We may also be subject to claims relating to the content on our websites, including third-party content posted on our Thingiverse.com website. Any intellectual property claims, regardless of the merit or resolution of such claims could cause us to incur significant costs in responding to, defending and resolving such claims, and may prohibit or otherwise impair our ability to commercialize new or existing products. Resolution of such claims may, among other things, require us to redesign infringing technology, enter into costly settlement or license agreements on terms that are unfavorable to us, or require us to indemnify our distributors and end-users Any infringement by us or our licensors of the intellectual property rights of third parties may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us, in particular in developing consumables that could be used with our printing systems in place of our proprietary consumables.

We have devoted substantial resources to the development of our technology, trade secrets, know-how and other unregistered proprietary rights. While we enter into confidentiality and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated, and we may not have entered into such agreements with all relevant parties. Such agreements may be breached and confidential information may be willfully or unintentionally disclosed, or our competitors or other parties may learn of the information in some other way. The disclosure to, or independent development by, a competitor of any of our trade secrets, know-how or other technology not protected by a patent could materially reduce or eliminate any competitive advantage that we may have over such competitor.

This concern could manifest itself in particular with respect to our proprietary consumables that are used with our systems. Portions of our proprietary consumables may not be afforded patent protection. Chemical companies or other producers of raw materials used in our consumables may be able to develop consumables that are compatible to a large extent with our systems, whether independently or in contravention of our trade secret rights and related proprietary and contractual rights. If such consumables are made available to owners of our systems, and are purchased in place of our proprietary consumables, our revenues and profitability would be reduced and we could be forced to reduce prices for our proprietary consumables.

Risks related to operations in Israel

Our Israeli headquarters and manufacturing and other significant operations may be adversely affected by political, economic and military instability in Israel.

One of our dual corporate headquarters, as well as all of our PolyJet-related manufacturing and research and development facilities, and some of our suppliers, are located in central and southern Israel. In addition, many of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the winter of 2008-2009 and again in November 2012, Israel was engaged in armed conflict with Hamas, a militia group and political party that controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas where some of our manufacturing facilities are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region, including those related to the recent unrest in Syria, could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, parties with whom we have agreements involving performance in Israel may claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the political or security situation in Israel.

Furthermore, many of our male employees in Israel, including members of our senior management, are obligated to perform one month, and in some cases longer periods, of annual military reserve duty until they reach the age of 45 (or older, for citizens who hold certain positions in the Israeli armed forces reserves), and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists, and some of our Israeli employees have been called up in connection with armed conflicts. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of Israeli employees or of one or more of our key Israeli employees. Such disruption could materially adversely affect our business and operations.

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

Your rights and responsibilities as a shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

We are organized under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company's articles of association, increases in a company's authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders' actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law and our amended articles may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company's issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company's outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

Our amended articles impose an additional barrier towards a merger or acquisition of our company, as they provide that our directors (other than external directors and the unclassified director) are not subject to election for the first two years following the Stratasys-Objet merger (that is, not until our first annual general shareholder meeting following December 1, 2014), such that a potential acquiror cannot replace our board of directors at an annual general shareholder meeting until that time). This could prevent a potential acquiror from receiving board approval for an acquisition proposal that our board opposes.

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

We report our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the manufacturing, research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the New Israeli Shekel against the U.S. dollar. The Israeli rate of inflation amounted to 1.8%, 1.6%, and 2.2% for the years ended December 31, 2013, 2012 and 2011, respectively. The appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to 6.5%, 2.1% and (7.7)% for the years ended December 31, 2013, 2012 and 2011, respectively.

We also have substantial revenues and expenses that are denominated in other non-US currencies (other than the New Israeli Shekel), particularly the Euro. Therefore, our operating results and cash flows are also subject to fluctuations due to changes in the relative values of the U.S. dollar and those foreign currencies. These fluctuations could negatively affect our operating results and could cause our revenues and net income or loss to vary from quarter to quarter. Furthermore, to the extent that our revenues increase in regions such as Asia Pacific, where our sales are denominated in U.S. dollars, a strengthening of the dollar against other currencies could make our products less competitive in those foreign markets and collection of receivables more difficult.

From time to time we engage in currency hedging activities. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel or from fluctuations in the relative values of the U.S. dollar and other foreign currencies in which we transact business, and may result in a financial loss, such as Objet experienced in 2011. For further information, please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk” in this annual report.

Estimating our income tax rate is complex and subject to uncertainty. Our estimates are furthermore based on the assumption that we will continue to receive Israeli government tax benefits in respect of our Israeli operations. If we do not meet several conditions for receipt of those benefits, or if the Israeli government otherwise decides to eliminate those benefits, they may be terminated or reduced, which would impact our income tax rate and increase our costs.

The computation of income tax expense (benefit) is complex because it is based on the laws of numerous taxing jurisdictions and requires significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. Income tax expense (benefit) for interim quarters is based on a forecast of our global tax rate for the year, which includes forward-looking financial projections. Such financial projections are based on numerous assumptions, including the expectations of profit and loss by jurisdiction. It is difficult to accurately forecast various items that make up the projections, and such items may be treated as discrete accounting. Examples of items that could cause variability in our income tax rate include our mix of income by jurisdiction, tax deductions for share option expense, the application of transfer pricing rules, and tax audits. Future events, such as changes in our business and the tax law in the jurisdictions where we do business, could also affect our rate.

One important assumption that goes into calculation of our tax rate is the tax benefit that we receive in respect of some of our operations in Israel, referred to as “Approved Enterprise” and “Beneficiary Enterprises,” under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in the company, we have estimated that our effective tax rate to be paid with respect to all Israeli operations under these benefit programs is 7 - 10%, based on the current balance of activity between our Rehovot, Israel and Kiryat Gat, Israel facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set at 26.5%. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Beneficiary Enterprise” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which may cause our global tax rate to be materially different than our estimates and could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, and that could also adversely affect our global tax rate and our results of operations.

The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our global tax rate and our results of operations.

Certain Israeli government grants that we received for certain of our research and development activities in Israel may restrict our ability to transfer manufacturing operations or technology outside of Israel, and failure to satisfy the conditions of those grants with respect to such transfers may require us to pay penalties.

Our Israeli-based research and development efforts were financed in part, in the past, through grants that we received from Israel's Office of the Chief Scientist of the Ministry of Economy, or OCS. Through 2006, Objet received approximately $1.5 million, which it repaid in its entirety (including interest thereon) by the end of 2007. Notwithstanding the full repayment of these OCS grants, we nevertheless must continue to comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to serve process on our officers and directors.

We are organized in Israel. Most of our executive officers and directors reside outside of the United States, and most of our assets are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Risks related to an investment in our ordinary shares

If certain of our shareholders sell a substantial number of our ordinary shares, the market price of our ordinary shares could decline.

Former MakerBot stockholders and certain MakerBot employees may sell publicly ordinary shares that they have received or may in the future receive in connection with the MakerBot transaction. Under the terms of the MakerBot merger agreement, we issued to the selling shareholders at the closing of the MakerBot transaction on August 15, 2013, 3,921,660 ordinary shares (after withholding certain shares for taxes), which together constituted approximately 9.1% of our issued and outstanding shares as of the closing date (following the issuance thereof) and which may be sold immediately to the public. We may also issue up to an additional 2.5 million ordinary shares to the selling shareholders in respect of periods through the end of 2014 pursuant to the terms of the MakerBot merger agreement, which may be subsequently resold without restriction (assuming that the related registration statement that we filed remains in effect). Sales of a significant number of those shares in a short period of time could have the effect of depressing the market price of our ordinary shares.

The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.

The market price of our ordinary shares since the Stratasys-Objet merger has been subject to substantial fluctuation. During 2013 and the early part of 2014 (through February 14, 2014), our ordinary shares have traded at prices ranging from $62.50 to $136.46. It is likely that the price of our ordinary shares will continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including:

  whether we achieve the perceived benefits of the Stratasys-Objet merger or other mergers or acquisitions as rapidly or to the extent anticipated by financial or industry analysts;
  whether the effects of the Stratasys-Objet merger or other mergers or acquisitions on our business and prospects are consistent with the expectations of financial or industry analysts;
  variations in our and our competitors' results of operations and financial condition;
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

Our class A and class B directors are serving for an initial term of two years, and during that period shareholders will be able to remove them, elect directors or otherwise change the composition of the board of directors only under very limited circumstances.

Under our amended and restated articles of association, as amended at our 2013 annual general meeting, or the amended articles, which govern the rights of our shareholders, until December 1, 2014, the second anniversary of the Stratasys-Objet merger, our board of directors is separated into two classes plus one unclassified director. Such two-year period is referred to as the initial term. Four class A directors, including one external director, have been appointed by the former Objet Ltd. board, and four class B directors have been appointed by the former Stratasys, Inc. board. A ninth director, who is also a class B director and an external director, has been appointed by the former Stratasys, Inc. board, subject to the approval of the former Objet Ltd. board. The tenth, unclassified director was elected by our shareholders at our 2013 annual general meeting of shareholders. All class A directors and class B directors will serve as directors during the entire initial term, except for external directors who will serve for terms of three years. The unclassified director will serve until the next annual general meeting of shareholders. Accordingly, during the initial term, our shareholders will elect only the unclassified director at our annual general meeting of shareholders.

During the initial term, a class A or class B director may be removed only either for cause by the unanimous vote of the other directors of his or her class, or under certain other limited circumstances under the Companies Law. The provision of the amended articles establishing the classified board of directors during the initial term can be amended only by the unanimous vote of the directors and the approval of 75% of the voting power of our shareholders. Furthermore, the provision of the amended articles regarding removal of directors may be amended only upon the approval of 75% of the voting power of our shareholders. Accordingly, it is unlikely that holders of our ordinary shares will generally be able to remove any directors or elect any directors, other than the unclassified director or otherwise change the composition of our board of directors during the initial term, even if such holders possess a majority of the voting power of our shareholders.

Raising additional capital by issuing securities may cause dilution to our shareholders.

We may need or desire to raise substantial capital in the future. Our future capital requirements will depend on many factors, including, among others:

  the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;
  our degree of success in capturing a larger portion of additive manufacturing demand;
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

We intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be investors' sole source of a return on their investment for the foreseeable future.

Even if we decide to pay dividends on our ordinary shares, we may be restricted from doing so or payment of such dividends may have adverse consequences for our company.

Under the Companies Law, dividends may only be paid out of our profits and other surplus funds (as defined in the Companies Law) as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event that we do not meet the profit and surplus funds criteria, we can seek the approval of an Israeli court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Due to the acquisition method of accounting utilized for the Stratasys-Objet merger under GAAP, pursuant to which we were deemed to have acquired Objet's assets, we will incur significant annual amounts of depreciation and amortization expense in respect of those assets (see note 2 to our consolidated financial statements appearing in this annual report for more information on the method of accounting for the Stratasys-Objet merger). These significant annual expenses under GAAP might reduce or eliminate our profits and surplus funds as determined under the Companies Law, and, hence, may restrict our ability to pay dividends (absent court approval).

We are furthermore restricted from distributing dividends under the terms of our credit agreement and related agreements that we entered into in November 2013 with Bank of America and the other lenders party thereto. See “Risks related to our business and financial condition—Covenants in our credit agreement may restrict our business in many ways” for more information.

In general, the payment of dividends may also be subject to Israeli withholding taxes. In addition, because we receive certain benefits under the Israeli law relating to "Approved Enterprise" and "Beneficiary Enterprise", our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes to which we would not otherwise be subject. See “Risks related to our operations in Israel—The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.”

We are a foreign private issuer under the rules and regulations of the Commission and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the Commission than a domestic U.S. reporting company, which will reduce the level and amount of disclosure that you receive.

As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the Commission as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Accordingly, you receive less information about our company than you would receive about a domestic U.S. company, and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.

As a foreign private issuer, we are also permitted, and have begun, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. We have informed NASDAQ that we follow home country practice in Israel with regard to, among other things, composition of our board of directors (whereby a majority of the members of our board of directors need not be “independent directors,” as is generally required for domestic U.S. issuers), director nomination procedure and approval of compensation of officers. In addition, we have opted to follow home country law instead of the Listing Rules of the NASDAQ Stock Market that require that a listed company obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on The NASDAQ Global Select Market may provide our shareholders with less protection than they would have as shareholders of a domestic U.S. company.

Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2014 (the last business day of our second fiscal quarter of 2014). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2015, we would be required to file periodic reports and financial statements as if we were a company incorporated in the U.S.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as they apply to a foreign private issuer, or if our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

We are subject to the requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, which requires a company that is subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of its and its subsidiaries' internal controls over financial reporting. To comply with this statute, we are required to document and test our internal control procedures, and beginning with the filing of this annual report, our management is required to assess and issue a report concerning our internal controls over financial reporting. In addition, our independent registered public accounting firm is required to issue an opinion on the effectiveness on our internal control over financial reporting pursuant to Section 404. These matters were first tested in connection with the filing of this annual report with the Commission. With regards to MakerBot's internal controls over financial reporting, we have elected the one year exemption available under Section 404 for acquisitions, such that those controls will not be subject to the Section 404 reporting until the filing of our annual report on Form 20-F for 2014 with the Commission in 2015.

We have prepared for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our management's report. The continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. As our business continues to grow internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure that they remain effective overall. Over the course of testing our internal controls, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner on an ongoing basis. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

If we are classified as a passive foreign investment company, or PFIC, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the value of our assets are held for the production of, or produce, passive income, we may be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we are a PFIC, gain realized by a U.S. shareholder on the sale of our ordinary shares may be taxed as ordinary income (rather than as capital gain income), and an interest charge added to the tax. Rules similar to those applicable to the taxation of gains realized on the disposition of our stock would apply to distributions exceeding certain thresholds.

Although we do not believe that we were a PFIC in 2013, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2014 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and the future value of our assets. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information—Taxation—U.S. Federal Income Tax Considerations—Tax Consequences if We Are a Passive Foreign Investment Company” in our 2012 Annual Report.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and Development of the Company

       Our legal and commercial name is Stratasys Ltd., and we are the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd. Stratasys, Inc. was incorporated in Delaware in 1989, and Objet Ltd. was incorporated in Israel in 1998, under the name Objet Geometries Ltd., which was changed in 2011 to Objet Ltd. On December 1, 2012, the two companies completed the Stratasys-Objet merger, pursuant to which Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet Ltd., and Objet Ltd. changed its name to Stratasys Ltd. Also, as part of that transaction, the ordinary shares of Stratasys Ltd. were listed on the NASDAQ Global Select Market under the trading symbol “SSYS”, in place of the listing of the common stock of Stratasys, Inc., which had also traded under that symbol. On August 15, 2013 we acquired Cooperation Technology Corporation, or MakerBot, which was the direct parent company of MakerBot Industries, LLC, a leader in desktop 3D printing, and which owned and operated Thingiverse.com, a website dedicated to the sharing of user-created digital design files. The business of MakerBot (including Thingiverse.com) is now operated by a subsidiary of our company.

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

       In 2013, 2012 and 2011, our capital expenditures amounted to $50.1 million, $15.1 million and $55.7 million, respectively, of which $33.3 million, $12.1 million and $12.8 million, respectively, related to the purchase of fixed assets for manufacturing or engineering development equipment, tooling, leasehold improvements and the acquisition of computer systems and software applications. These expenditures included in 2011 $39.1 million in cash paid in the acquisition of Solidscape, Inc., a manufacturer of high precision 3D printers and a proven leader in investment casting applications that require ultra-fine feature detail.

       Our principal capital expenditures currently in progress are for facility expansion, research and development, manufacturing equipment and information technology, for both our Rehovot, Israel and Eden Prairie, Minnesota headquarters. These expenditures are being financed internally from working capital.

B. Business overview

We are a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions are sold under eight brands, with products ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM, and related services offerings. We also develop, manufacture and sell materials for use with our systems. We believe that the range of more than 130 3D printing consumable materials that we offer is the widest in the industry. Our services offerings include professional services as well as paid parts (provided printed parts).

AM, which is also referred to as 3D printing, is transforming prototype development manufacturing processes and is displacing certain segments of traditional, or subtractive, manufacturing methodologies such as metal extrusion, computer-controlled machining and manual modeling techniques. With respect to product design and prototype development, 3D printing significantly improves the design process, reduces the time required for product development and facilitates creativity, while keeping the entire design process in-house. 3D printing also enables the direct manufacture of parts that are subsequently incorporated into a user's end product. In addition, manufacturers are increasingly using 3D printing systems to produce manufacturing tools and fixtures that aid in their production and assembly processes. While 3D printing has historically been focused on design and manufacturing applications, 3D printing is beginning to show signs of broader adoption with the growth of entry-level desktop 3D printers.

We offer a broad range of systems, consumables and services for additive manufacturing. Our wide range of solutions, based on our proprietary AM technologies and production materials, enhance the ability of designers, engineers and manufacturers to:

  visualize and communicate product ideas and designs;
  verify the form, fit and function of prototypes;
  manufacture tools, jigs, fixtures, casts and injection molds used in the process of manufacturing end-products;
  manufacture customized and short-run end-products more efficiently and with greater agility; and
  produce objects that could not otherwise be manufactured through subtractive manufacturing methodologies.

Our product portfolio consists of four series of AM systems and the consumables used in those systems. These series are the MakerBot desktop series, the Idea Series, the Design Series, and the Production Series. Collectively, this portfolio offers a variety of performance options for our customers, depending on their desired application, as well as on the nature and size of the designs, prototypes or end-products they seek to produce. Our wide range of systems allows us to offer our customers systems at a number of different price points, depending on the features that our customers desire.

Our products and services are used in different applications by customers in a broad array of verticals, including aerospace, automotive, dental and jewelry. Our customers range from individuals and smaller businesses to large, global enterprises, and we include a number of Fortune 100 companies amongst our customers.

As of December 31, 2013, on a pro forma basis including sales by MakerBot, we have sold approximately 75,818 systems globally, including approximately 40,550 sold by MakerBot. We benefit from recurring revenues from the sale of resin and plastic consumables and the provision of related services. We provide products and services to our global customer base through our offices in the United States, Germany, Italy, Brazil, Japan, China, Hong Kong and Israel, as well as through our worldwide network of more than 280 agents and resellers. Additionally, through our MakerBot acquisition, we have added an online sales channel. We have more than 1,800 employees and hold more than 550 granted or pending patents internationally.

Industry overview

Historically, prototype development and customized manufacturing have been performed by traditional methods using metal extrusion, computer-controlled machining and manual modeling techniques, in which blocks of material are carved or milled into specific objects. These subtractive manufacturing methodologies have numerous limitations. They often require specialist technicians and can be time and labor-intensive. The time intensity of traditional modeling can leave little room for design error or subsequent redesign without meaningfully impacting a product's time-to-market and development cost. As a result, prototypes have traditionally been created only at selected milestones late in the design process, which prevents designers from truly visualizing and verifying the design of an object in the preliminary design stage. The inability to iterate a design rapidly hinders collaboration among design team members and other stakeholders and reduces the ability to optimize a design, as time-to-market and optimization become necessary trade-offs in the design process.

AM addresses the inherent limitations of traditional modeling technologies through its combination of functionality, quality, ease of use, speed and cost. AM can be significantly more efficient and effective than traditional model-making techniques for use across the design process, from concept modeling and design review and validation, to fit and function prototyping, pattern making and tooling, to direct manufacturing of repeatable, cost-effective parts, short-run parts and customized end products. Introducing 3D modeling earlier in the design process to evaluate fit, form and function can result in faster time-to-market and lower product development costs.

For customized manufacturing, 3D printers eliminate the need for complex manufacturing set-ups and reduce the cost and lead-time associated with conventional tooling. DDM involves the use of 3D production systems for the direct manufacture of parts that are subsequently incorporated into the user's end product or manufacturing process. DDM is particularly attractive in applications that require short-run or low-volume parts or rapid turn-around, and for which tooling would not be appropriate due to small volumes. DDM also enables the production of objects that have been topologically designed, or designed on the basis of a computerized determination of where to place the key components of the object and how to connect them, a process that is generally unavailable using conventional subtractive manufacturing methodologies.

The first commercial 3D printers were introduced in the early 1990s, and since the early 2000s, 3D printing technology has evolved significantly in terms of price, variety and quality of materials, accuracy, ability to create complex objects, ease of use and suitability for office environments. 3D printing is already replacing traditional prototype development methodologies across various industries such as architecture, automotive, aerospace and defense, electronics, medical, footwear, toys, educational institutions, government and entertainment, underscoring its potential suitability for an even broader range of industries. Additionally, 3D printing has created new applications for model-making in certain new market categories, such as: education, where institutions are increasingly incorporating 3D printing into their engineering and design course programs; dental and orthodontic applications, where 3D printed models are being used as replacements for traditional stone models, implants and surgical guides and for crowns and bridges for casting; and jewelry, where 3D printers are being used to produce custom-designed pieces of jewelry. Furthermore, 3D printing is being used in many industries for the direct digital manufacturing of end-use parts.

Desktop 3D printer usage has shown rapid growth, with the introduction and adoption of affordable entry-level 3D printers and increased availability of content. These entry-level desktop printers are driving substantially increased market adoption. We expect that the adoption of 3D printing will continue to increase over the next several years, in terms of design applications, on the one hand, and DDM applications, on the other hand. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D CAD and other simplified 3D authoring tools), as well as increased availability of 3D scanners. We also believe that increased adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability of entry-level systems.

Stratasys solutions

Range of solutions

We offer a broad range of systems, consumables and services for additive manufacturing. Our solutions address our customers' needs for 3D printing, including printing systems, a compatible scanner, consumables, software, paid parts and professional services, and 3D content.

Our solutions allow our end-users to print 3D objects that enhance their ability to visualize, verify and communicate product designs, thereby improving the design process and reducing time-to-market. Our systems create visual aids for concept modeling and functional prototyping to test fit, form and function, permitting rapid evaluation of product designs. Using presentation models developed with our systems, designers and engineers can typically conduct design reviews and identify potential design flaws and improvements before incurring significant costs due to re-tooling and re-work, allowing them to optimize a design rapidly and cost-effectively. These modeling and prototyping processes can furthermore now be "jumpstarted" via the use of our 3D scanner for our MakerBot systems, which enables the creation of a 3D file by simply scanning an actual 3D object.

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

Our solutions also empower our end-users to engage in DDM via the use of our systems for the quick and efficient direct manufacture of parts that are subsequently incorporated into the user's manufacturing processes or end product. For instance, our solutions enable the production of manufacturing tools, jigs, fixtures, casts and injection molds that aid in the customer's production and assembly process. DDM is also particularly attractive in applications that require short-run or low-volume parts that require rapid turn-around, and for which tooling would not be appropriate due to small volumes, such as dental and jewelry applications. Our solutions also enable the production of objects that generally could not otherwise be manufactured through subtractive manufacturing methodologies.

Range of technologies and differentiating factors

Our solutions are driven by our proprietary technologies, brought together through the combination of our constituent companies, each of which was a leader in the AM industry. We hold more than 550 granted or pending patents internationally, and our AM systems utilize our patented FDM® and inkjet-based PolyJet™ technologies to enable the production of prototypes, tools used for production and manufactured goods directly from 3D CAD files or other 3D content. We believe that our broad range of product and service offerings, sold under eight different brands, is a function of our AM technology leadership.

A key attribute of our FDM® technology is its ability to use a variety of production grade thermoplastic building materials that feature surface resolution, chemical and heat resistance, color, and mechanical properties necessary for production of functional prototypes and parts for a variety of industries with specific demands and requirements. Use of these materials also enables the production of highly durable end parts as well as objects with soluble cores for the manufacture of hollow parts, the manufacture of which were previously dependent on slower and more expensive subtractive manufacturing technologies.

We believe that this technology is differentiated by a number of factors that make it appropriate for 3D printing and DDM. These factors include:

  the ability to use FDM® systems in an office environment due to the absence of hazardous emissions;
  the relative absence of post-production processing;
  minimal material waste;
  better processing and build repeatability;
  ease of use, minimal system set up requirements;
  no need for costly replacement lasers and laser parts; and
  a high degree of precision and reliability.

We believe our 3D inkjet-based printing technology is primarily differentiated from other competing technologies in its ability to scale and deliver high-resolution and multi-material printing, in color. Our easy-to-use, high-speed 3D PolyJet™ printers create high-resolution, smooth surface finish models that have the look, feel and functionality of the final designed product. We offer a wide variety of office-friendly resin consumables, including rigid and flexible (rubber-like) materials and bio-compatible materials for medical applications. Using our PolyJet™ Matrix technology, our solutions also offer the only 3D printing systems that deposit multiple materials simultaneously. This enables users, in a single build process, to print parts and assemblies made of multiple materials that each retain their distinct mechanical and physical properties. For example, users can print objects with both rigid and flexible portions in a single build, or mix different base colors in order to achieve desired color tone. The PolyJet™ Matrix technology also enables on-demand mixing of a wide variety of resins to create a wide range of pre-defined Digital Materials, which are composite materials with modified physical or mechanical and color properties that result from the combination of multiple materials.

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

We also offer Smooth Curvature Printing, or SCP, thermoplastic ink-jetting technology through our SolidScape brand to produce wax-like patterns for lost-wax casting/investment casting and mold making applications. The SCP printer creates solid 3D parts through an additive, layer-by-layer process, using our SCP thermoplastic ink-jetting technology and high-precision milling of each layer. The parts produced are extremely high resolution with very precise details and fine surface finish, making our SCP systems well-suited for DDM.

We offer more than 130 proprietary materials for our 3D printers, which we believe is the widest range of materials in the industry.

Customers

We have a diverse set of customers worldwide, with no single customer or group of affiliated customers nor any individual sales agent or group of affiliated sales agents accounting for more than 10% of our sales in 2013, 2012 or 2011. Our solutions are used across a wide array of applications in a variety of different industries.

Some of the industries that our solutions are used in, and selected related customers, are:

  Aerospace: Boeing, Cessna Aircraft, NASA
  Apparel: Adidas Group, Burton Snowboards, Dolce & Gabbana, Nike
  Automotive: BMW, Ford Motor Company, Hyundai, Harley-Davidson, Honda, Toyota, Volkswagen
  Consumer: Black & Decker, Graco
  Defense: Lockheed Martin, US Army Depots, US Navy Fleet Readiness Center
  Electronics: Dell, Hewlett Packard, Intel, Mitsubishi Electronics, Philips, Pioneer Speaker, Xerox
  Heavy Equipment: Toro
  Manufacturing: General Electric
  Medical: Boston Scientific, Medtronic-Sofamar Danek, St. Jude Medical
  Toys: Hasbro

Additional industries we serve include architecture, dental, educational institutions and jewelry.

Our competitive strengths

We believe that the following are our key competitive strengths:

  Differentiated product offerings with superior model quality. Our portfolio of 3D printing systems is differentiated through a combination of superior printing qualities, accuracy, print speed, the ability to print a range of materials with varying levels of strength, chemical and heat resistance, color and mechanical properties, the ability to print multiple materials simultaneously and suitability for office environments. Our offering spans the spectrum from entry-level desktop printers to high-end solutions for complex operations. Our FDM-based systems enable highly precise printing of 10 different durable thermoplastic materials, enabling a wide range of DDM applications with little or no post-production processing. Our PolyJet inkjet-based systems jet ultra-thin layers of material that enable significant accuracy, high resolution and smooth finish to printed models. For use with these systems we offer a wide variety of office-friendly resin consumables, including rigid, flexible (rubber-like), transparent and color materials. We believe we offer the only printing system that utilizes the simultaneous jetting of three materials to enable end-users to print models with rigid, flexible and color materials, in virtually unlimited combinations, in a single build. Our SolidScape SCP thermoplastic ink-jetting technology offers high-precision milling of each printed layer, enabling extremely high resolution with precise details and fine surface finish.

  Proprietary technology platforms with multidisciplinary technological expertise. We believe that our proprietary 3D FDM and 3D inkjet-based PolyJet printing engines offer end users the versatility and differentiated features necessary for a wide variety of current and potential applications. We combine our proprietary hardware platforms, featuring widely-deployed inkjet printer heads or easy-to-use extrusion heads with integrated software and more than 130 proprietary materials to develop and produce leading 3D printing systems. This allows us to offer a spectrum of 3D printers and printing systems of varying features, capacities and price points, and to migrate the advanced features of our high-end products to our entry-level products with greater efficiency. Our 3D printing solutions integrate innovations in a wide range of scientific disciplines, such as physics, chemistry, and mechanical and electrical engineering, as well as software development. We have made significant investments in developing and integrating technologies into our hardware platform, software and proprietary consumables. We believe that we have a strong base of technology know-how. Our patent portfolio consists of more than 550 granted or pending patents internationally. We believe that we have a culture of innovation, and we expect to continue to enhance our solutions both to further drive market adoption of 3D printing and to broaden our market reach.

  Large and growing installed base. Our differentiated offerings have led to a large and growing installed base. As of December 31, 2013, on a pro forma basis including sales by MakerBot, we have sold approximately 75,818 systems globally, including approximately 40,550 sold by MakerBot. The significant installed base has resulted in greater distribution reach and enhanced opportunities for cross selling, given the significantly broadened and complementary product offerings. It furthermore presents us with an opportunity to generate recurring revenues from sales of consumables to the installed base.

  Leading position in desktop 3D printing. With the recent acquisition of MakerBot, we have expanded our solutions for 3D printing, encompassing accessible desktop 3D printers and materials and leading content creation and sharing solutions. We believe that this category is poised for significant growth driven by broader adoption of 3D printing and an increase the in number of applications where 3D printing is used. We believe our installed base, brand awareness and portfolio of solutions in this category positions us well to capitalize on the continued growth of this category.

  Diverse, global customer base. We have a broad customer base, ranging from global market leading brands to small businesses and professionals and individuals. Our end-users include companies across a wide range of industries and applications, including automotive, aerospace, architecture, consumer products, educational institutions, defense, medical analysis, medical systems, electronics, and heavy equipment. Our clients include: aerospace companies such as Boeing and Cessna; apparel companies such as Burton Snowboards and Dolce & Gabbana; automotive industry participants such as BMW, Ford and Volkswagen; consumer goods companies such as Black & Decker, Dell and Philips; toy companies such as Hasbro and Lego; medical equipment companies such as Boston Scientific and St. Jude Medical; and sporting goods companies such as the Adidas Group and Nike.

  Extensive global reach. With more than 280 channel partners around the world, we are well-positioned to leverage the extensive geographic reach of our marketing and sales organization to serve customers and grow awareness of 3D printing for RP and DDM. The merger between Stratasys and Objet has already resulted in greater distribution reach and enhanced opportunities for cross selling into our combined company's installed base, given the significantly broadened and complementary product offerings the merger produced. In addition, through the MakerBot transaction we have added an online sales channel.

  Experienced management team. The combination of Stratasys and Objet, and the subsequent acquisition of MakerBot, has further strengthened our industry experience and our capability to run larger organizations. Additionally, our increased size has allowed us to attract talent with large-company experience. Our management team has a proven track record of leadership and we believe they are well positioned to continue to drive growth in our business.

Our growth strategy

The key elements of our strategy for growth include the following:

  Identifying new vertical applications for our proprietary 3D printing technologies. We believe that the proliferation of 3D content, advancements in AM technology platforms and the introduction of improved materials will continue to drive growth in 3D printing. We intend to invest in the identification of new applications (especially DDM applications) for which our proprietary printing technologies and materials are appropriate. In addition, we seek relevant niche applications where AM can provide substantial value, and develop a comprehensive solution to address these opportunities. We also intend to encourage existing and potential customers to identify new applications in part by increasing awareness of the features of our technology and product offerings.

  Driving further adoption through desktop systems. We expect to drive market adoption through increased sales of our desktop systems. These systems are expected to penetrate a broad and largely untapped addressable market, targeting small design teams within large organizations, small and medium-sized businesses and individuals. We expect to leverage our growing Thingiverse community to accelerate adoption. We expect to incorporate certain additional features of our high-end series of printers into our entry-level series over time.

  Leveraging our global reach to expand the customer base and further penetrate existing customers. We have a network of more than 280 resellers and selling agents around the world and a growing online channel. We will seek to increase the penetration of our existing customer base by enabling customers to streamline purchasing processes and by increasing cross-selling into our installed base. We intend to reach new customers and increase sales to existing customers by providing access to new solutions that address customers' specific needs. As part of this strategy we intend to grow awareness of 3D printing solutions for RP and DDM and to develop industry specific sales channels as part of our effort to commercialize a broader range of new DDM applications. Additionally, we expect to significantly expand our online presence and leverage our retail channel.

  Maintaining and extending our technology lead. Our multidisciplinary technological leadership, as evidenced by our more than 550 granted or pending patents internationally, underpins our proprietary hardware, integrated software and range of more than 130 3D printing materials. We will seek to extend our technological capabilities by continuing to invest in our R&D efforts, which focus on enhancing our 3D PolyJet printing and FDM technologies as well as developing new innovative solutions for 3D printing. In addition, we will continue developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications. We believe that by enhancing our AM technological capabilities and by developing and introducing new materials for our 3D printing and production systems, we will be able to increase both the size of, and our share of, the 3D printing marketplace.

  Continuing servicing our installed base. Today our company has the largest AM solutions installed base in the industry. We consider the relationship with our customers to be a valuable asset, as reflected in our customer satisfaction surveys. We plan to continue nurturing these relationships to enhance the intimacy with our customers, which will allow us to address their needs better through innovative and holistic prototyping and manufacturing solutions of printers and materials, AM printed parts service and advanced professional services.

  Growing through complementary acquisitions. We intend to selectively pursue acquisitions to expand our product offerings and penetration. Accordingly, we may consider acquisitions and investments in order to effect and accelerate our other growth strategies. Our recent acquisition of MakerBot exemplifies this strategy.

Products and services

Our product portfolio consists of four series of AM systems and the consumables used by those systems. Our product series are the MakerBot desktop series, the Idea Series, the Design Series, and the Production Series. We sell seven different brands across these product series: MakerBot, Mojo, uPrint, Dimension, Objet, Fortus and SolidScape. Collectively, this portfolio of products offers a broad range of performance options for users, depending on their desired application, as well as on the nature and size of the designs, prototypes or end-products they seek to produce. Our products are available at a variety of different price points and include entry-level desktop 3D printers, a range of systems for RP, and large production systems for DDM. We also offer a range of more than 130 3D printing materials. The performance of our different systems varies in terms of capabilities which are related to the following features:

  print speed;
  resolution;
  materials;
  resin cartridge capacity and filament spool size;
  maximum model size, or tray size; and
  duty cycle, or the number of objects that a printer can produce over a given period of time without requiring maintenance.

Our systems also integrate our software and are supported by services that we provide to our customers, both directly and through our reseller channel.

Printing systems

Our AM systems are described below:

MakerBot desktop series: Our MakerBot desktop series represents our 3D desktop printers. These printers are affordable, designed for easy, desktop use and are typically used by individuals operating alone or within an enterprise. We acquired MakerBot in August 2013 to enhance our desktop offerings. The MakerBot portfolio includes the Replicator printer series as well as the recently introduced Digitzer, which is a 3D scanner that allows customers to scan an object and convert it into a digital file that can subsequently be printed.

Idea Series: The Idea Series includes our lower capacity, affordable set of 3D printers for professional use. This series comprises the MoJo and uPrint product families, both of which are FDM-based. These products are designed for easy use in an office environment and produce professional grade parts using our ABS line of thermoplastics.

Design Series: Our Design Series includes the Dimension and Objet brands. The Dimension brand features our FDM technology and the Objet brand features our PolyJet-based technology. The technology available in this series makes it well suited for all aspects of RP, from design visualization and communication to form and fit verification to model building for functional testing. This series also offers a variety of products that provide customers with a broad range of choices of features such as printing capacity, production speed and price. The Dimension product line uses our FDM technology and allows users to create parts in ABSplus plastic. This material enables production of parts with the strength required for true form, fit and functional testing. The Objet branded products include the Connex, Eden and Desktop 3D printers. Connex is our most advanced PolyJet-based printer line featuring the highest capacity and offering the broadest set of features, including the ability to jet three materials simultaneously, with rigid, flexible and color characteristics, in virtually unlimited combinations, in a single build.

Production Series: The Production Series includes our Fortus and SolidScape brands, both of which are typically used for DDM applications. Our Fortus family of products is based on FDM technology and offers large build envelopes and multiple material options. Fortus 3D Production Systems produce accurate, durable prototypes and production-grade parts and end-products using high-performance thermoplastics. These features, together with the Fortus family's differentiated printing and operational features, enable this series to address many applications within the DDM market. Our Fortus systems use InSight software which offers the customer an array of features, ranging from a fully automated build process to one that allows the user to customize each step. We also offer our SolidScape line of 3D printers for DDM applications. This line of products combines patent-protected, SCP thermoplastic ink-jetting technology and high-precision milling of each layer, with our proprietary graphical front-end ModelWorks software. Objects created with these systems feature extremely high pattern resolution and accuracy and are used primarily for jewelry products.

Consumable materials

We sell a broad range of more than 130 materials for use in our 3D printers and production systems. The sale of these materials provides us with a recurring revenue stream from users of our 3D printers and production systems.

The materials we sell are described below:

FDM-based consumable materials

The modeling and support filament used in the FDM-based 3D printers and production systems features a wide variety of production grade thermoplastic materials. We continue to develop filament modeling materials that meet our customers' needs for increased speed, strength, accuracy, surface resolution, chemical and heat resistance, color, and mechanical properties. These materials are processed into our proprietary filament form, which is then utilized by our FDM systems. Our spool-based system has proven to be a significant advantage for our products, because it allows the user to quickly change material by simply mounting the lightweight spool and feeding the desired filament into the FDM devices that are office friendly. Currently, we have a variety of build materials in multiple colors commercially available for use with our FDM technology.

Each material has specific characteristics that make it appropriate for various applications. The ability to use different materials allows the user to match the material to the end use application, whether it is a pattern for tooling, a concept model, a functional prototype, a DDM manufacturing tool, or a DDM end use part.

PolyJet-based resin consumables

Our resin consumables, which consist of our PolyJet FullCure family of proprietary acrylic-based photopolymer materials, are designed for use with our PolyJet printing systems and enable users of those products to create highly accurate, finely detailed 3D models and parts for a wide range of prototype development and customized manufacturing applications. The wide variety of resins within the FullCure family is characterized by transparent, colored, or opaque visual properties and flexible, rigid or other physical properties. The FullCure support materials that are used together with FullCure model materials enable the 3D printing of models with a wide array of complex geometries. Our FullCure materials are produced in-house and are specially designed for our printing systems.

We have invested significant research and development efforts in optimizing our FullCure materials for use with inkjet technology. These efforts are reflected in the properties of these materials, which enable them to be packaged, stored, combined and readily cured upon printing. Our FullCure materials are packaged in cartridges for safe handling and are suitable for use in office environments and can also be machined, drilled, chrome-plated or painted in most cases.

SCP inkjet-based consumable materials

Our SolidScape 3D materials are non-toxic thermoplastic materials featuring excellent lost wax casting qualities, including fast melt out, no ash or residue and no thermal expansion. Currently, we have three modeling materials commercially available for use with our SolidScape technology. These include materials formulated specifically for particular industries, such as a thermalpolyester formula developed to help retail jewelers and manufacturers meet the demand for finished goods using less precious materials and a thermalpolyester material formulated to deliver high casting yields for dental applications.

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

Our different software suites are designed for our different AM systems and their different applications. Accordingly, certain software focuses on increasing build speed and improving the design engineer's control and efficiency over the entire build process. Other software suites offer simple “click & build” preparation and print tray editing, and provide easy, accurate job timing estimation and full job control, including queue management. Similarly, we offer software that allows users to make adjustments to 3D printing properties. For example, for our Connex line of 3D printers, our software enables users to change the color and material mix in the printing process, allowing users to modify quickly the properties of the model being printed.

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

Online Community

Thingiverse.com

Thingiverse is our online community of downloadable digital designs for making physical objects with our MakerBot printing systems. The Thingiverse platform enables users of our MakerBot systems to share and customize their digital designs that can then be printed on MakerBot printers. We believe that Thingiverse is the largest repository of 3D printing content available to consumers. Thingiverse includes more than 150,000 designs available for downloading.

We furthermore operate an online MakerBot digital store in which we sell printable and paintable digital 3D models, which are designed to be printed on the MakerBot fifth generation desktop 3D printers and the MakerBot Replicator 2 Desktop 3D Printer (fourth generation).

Our services

Support services and warranty

Customer support

Our customer support department provides on-site system installation, basic operation training, a full range of maintenance and repair services and remote technical support to users of our products. We provide support to our customers directly and through our resellers, ensuring that support and parts may be readily obtained worldwide. We also offer training to our customers, particularly on our high-performance systems. Our support network consists of the following:

  More than 500 trained, Stratasys-certified engineers providing worldwide, on-site installation, training and support.

  Direct support engineers through our company.

  Indirect support engineers through certified partners, including third-party service organizations or selected resellers who provide support for our systems.

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

Our goal is to ensure maximum uptime and productivity for our AM systems. In order to do so, we regularly update the technical documentation related to our systems, offer extensive training courses for operators and promote proactive knowledge sharing designed to help users maximize the value of their equipment and expand the applications for which they employ our 3D printing and production systems.

We offer services on a time and materials basis as well as through a number of post-warranty maintenance contracts with varying levels of support and pricing, as described below under “Extended support programs.”

Customer support is represented on cross-functional product development teams within our company to ensure that products are designed for serviceability and to provide our internal design and engineering departments with feedback on field issues. Failure analysis, corrective action, and continuation engineering efforts are driven by data collected in the field. Ongoing customer support initiatives include development of advanced diagnostic and troubleshooting techniques and comprehensive preventative maintenance programs, an expanded training and certification program for Stratasys and Stratasys partners' technical personnel, and improved communication between the field and the factory.

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

Leasing

In the United States, we offer our customers the option to lease or rent 3D printers and 3D production systems.

RedEye paid-parts service

Our RedEye paid-parts service produces prototypes and end-use parts for customers from a customer-provided CAD file. This allows the customer to benefit from our knowledge base, capitalize on the variety of materials and machine types available through our service center, and take advantage of additional capacity using the latest in proven RP and DDM technologies and processes. Our RedEye on Demand website service, www.redeyeondemand.com, enables our customers to obtain quotes and order parts around the clock, seven days a week.

RedEye also has a relationship with two foreign service bureaus that use our 3D printers, along with other technologies, to produce prototypes. We collect a portion of the revenue generated by these printers.

Marketing, sales and distribution

Marketing

Our marketing strategy is focused on increasing awareness of our brands in order to generate sales and increase customer loyalty. We also focus heavily upon the identification of customer needs. We initiate marketing programs and campaigns to drive lead generation throughout the regions in which we and our resellers and agents operate. We customize our sales pipeline-building activities and programs to industry-specific requirements. This infrastructure allows us to measure and analyze the success of various marketing tactics. Based on our analysis, we create and update our product roadmaps and individual marketing plans to help optimize distribution while helping ensure a smooth process of release, ramp-up and sales.

We use a variety of inbound and outbound marketing methods to reach potential customers. Inbound methods include a variety of online marketing strategies comprising search marketing (for example, Search Engine Optimization and Pay-Per-Click advertising), social media, blogs, syndication, webinars and white papers. Outbound channels include more traditional marketing methods such as press releases, print advertisements, trade magazine articles, direct mail and e-mail, websites, brochures, tradeshows, newsletters, industry associations and referrals. In addition, we have developed domestic and international on-site demonstration capabilities in certain of our regional offices.

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

In addition to our direct and indirect seller network, we also offer our MakerBot desktop series and related consumables and services through our online, as well as retail, channels.

Geographical structure of sales organization

The sales organization for our 3D printers and production systems and consumables is divided into groups based on the following geographical regions: North America; Europe and Middle East; Asia Pacific; and Latin America. This structure allows us to align our sales and marketing resources with our diverse customer base. Our sales organization in each region provides sales support to the network of independent reseller and sales agent locations throughout the particular region. We also operate sales and service centers in various locations throughout North America and internationally, including: Shanghai, China; Frankfurt, Germany; Genoa, Italy; São Paulo, Brazil; Bangalore, India; Tokyo, Japan; and Hong Kong.

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

Inventory and suppliers

We maintain an inventory of parts to facilitate the timely assembly of products required by our production plan. While most components are available from multiple suppliers, certain components used in our systems and consumables are only available from single or limited sources. In particular, the printer heads for our PolyJet 3D printing systems are supplied by a sole supplier, Ricoh. We consider our single and limited-source suppliers (including Ricoh) to be reliable, but the loss of one of these suppliers could result in the delay of the manufacture and delivery of the relevant components (and, ultimately, of our products). This type of delay could require us to find and re-qualify the component supplied by one or more new vendors. Although we consider our relationships with our suppliers to be good, we continue to develop risk management plans for these critical suppliers. In order to hedge against the risk of a discontinuation of the supply of our inkjet printer heads in particular, we maintain a reasonable supply of excess inventory of printer heads.

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

Under the Ricoh Agreement, we place orders for print heads and associated electronic components, or the Ricoh Products. Together with provision of these items, Ricoh provides us with a non-transferable, non-exclusive right to assemble, use and sell the Ricoh Products under Ricoh's patent rights and trade secrets.

Pricing under the Ricoh Agreement depends on the quantity of Ricoh Products that we purchase during any given month, and to the extent that we commit to a certain annual minimum prior to an upcoming year, we receive a set, discounted price for all Ricoh Products ordered during that upcoming year.

The Ricoh Agreement runs for an initial term of five years and automatically renews for additional one-year periods thereafter unless either party provides the other six months' advance written notice of termination prior to the end of the then-current term. The Ricoh Agreement may be cancelled by either party if (i) the other party substantially breaches any material provision of the agreement and has not cured such breach within 30 days of receipt of written notice thereof, or (ii) upon the occurrence of certain bankruptcy events, and may furthermore be cancelled by Ricoh if we fail to cure a breach of an undisputed payment obligation within thirty (30) days of the breach.

At any time during the term of the Ricoh Agreement, Ricoh may discontinue the manufacture and supply of a print head model, so long as it provides us with at least eighteen (18) months' prior written notice of such discontinuance and honors all of our purchase orders for the subject print head model within the notice period. During the period of five years from the earlier of either the termination of the Ricoh Agreement or the date of discontinuance of the manufacture of Ricoh Products (that is, following the 18-month notice period described in the previous sentence), we are entitled to purchase additional Ricoh Products for the sole purpose of providing replacements for the installed base of Ricoh Products, including one final purchase order that we may place in the final year of such five-year period and that must be filled by Ricoh within twelve months of when it is placed.

The Ricoh Agreement may not be assigned by either party without the other party's prior written consent, which may not be unreasonably withheld.

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

We invest a significant amount of our resources in R&D, because we believe that superior technology is key to maintaining a leading market position. Our net R&D expenses were approximately $52.3 million, $19.7 million, and $14.4 million in the years ended December 31, 2013, 2012 and 2011, respectively, and, on a pro-forma basis for our combined company, were approximately $36.9 million and $31.9 million in 2012 and 2011, respectively, representing 10.3% and 11.5% of our revenues on a pro-forma basis in those years.

Our consumable materials development and production operations for our FDM and PolyJet systems are located at our facilities in Eden Prairie, MN, and Kiryat Gat, Israel. The development and production facility for our SolidScape operations are located in Merrimack, New Hampshire, whereas the facilities for our MakerBot operations are located in various locations. We regard the consumable materials formulation and manufacturing process as a trade secret and hold patent claims related to these products. We purchase and formulate raw materials for our consumables production from various polymer resin and thermoplastic materials suppliers with different levels of processing and value-add applied to the raw materials.

Intellectual property

We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trade secrets, and confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others. All patents and patent applications for rapid prototyping processes and apparatuses associated with our technology were assigned to us by their inventors. We have more than 550 granted or pending patents internationally. The principal granted patents relate to our FDM systems, our PolyJet and PolyJet Matrix technologies, our 3D printing processes and our consumables, with expiration dates ranging from 2013 to 2031.

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

In addition, we own the registered trademarks “Stratasys,” “Objet,” “FDM,” “Fortus,” “Dimension,” “uPrint,” “Mojo,” “Catalyst,” “WaveWash,” “Ecoworks,” “FullCure,” “Redeye,” “Xpress3D,” “Solidscape,” “SCP” “MakerBot,”, “Thingiverse,“and “Replicator” and make use of a number of additional registered and unregistered trademarks, including “Connex,” “Eden,” “PolyJet,” “PolyJet Matrix,” “FDM Technology,” “For a 3D World,” “Tango,” and “Vero.” However, we do not believe that any of our trademarks are material to our competitive position..

We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our marketing, business development, applications know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any single patent, or the failure of any of single patent application to result in an issued patent, would not be material to our business or financial position. In any event, there can be no assurance that our patents or other intellectual property rights will afford us a meaningful competitive advantage. Please see the risk factor related to the expiration of our patents in “Risk factors.”

Competition

Our principal competitors consist of other developers of additive manufacturing systems as well as other companies that use FDM and inkjet-based technologies to compete in additive manufacturing. A variety of additive manufacturing technologies compete with our proprietary technologies, including:

  Stereolithography;
  Selective Laser Sintering;
  Power Binding; and
  Digital Light Projection.

The companies that use these technologies to compete with us include 3D Systems Corporation, EOS GmbH and EnvisionTEC GmbH.

These technologies, which compete for additive manufacturing users, possess various competitive advantages and disadvantages relative to one another within the key categories upon which competition centers, including resolution, accuracy, surface quality, variety and properties of the materials they use and produce, capacity, speed, color, transparency, the ability to print multiple materials and others. Due to these multiple categories, end-users usually make purchasing decisions as to which technology to choose based on the characteristics that they value most. This decision is often application specific. The competitive environment that has developed is therefore intense and dynamic, as players often position their technologies to capture demand in various verticals simultaneously.

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

Seasonality

Historically, our results of operations have been subject to seasonal factors. Stronger demand for our products has occurred in our fourth quarter primarily due to our customers' capital expenditure budget cycles and our sales compensation incentive programs. Our first and third quarters have historically been our weakest quarters for overall unit demand. Although the first quarter has had higher volumes in recent years from the successful introduction of new products, it is typically a slow quarter for capital expenditures in general. The third quarter is typically when we see our largest volume of educational related sales, which normally qualify for special discounts as part of our long-term penetration strategy.

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

Global operations

We have offices in the United States, Israel, Germany, Italy, China, Hong Kong, Brazil, Italy, Japan and India, and organize our operations by geographic region, focusing upon the following key regions: North America; Europe; Asia Pacific; and Latin America. Our products are distributed in each of these regions, as well as in other parts of the world. Our customers are dispersed geographically, and we are not reliant on any single country or region for most of our product sales and services revenues, although 54% of our 2013 sales were made in North America. A breakdown of our consolidated revenues by geographic markets and by categories of operations (that is, products and services) for the years ended December 31, 2013, 2012 and 2011 is provided in Item 5.A “Operating and Financial Review and Prospects—Operating Results.”

In maintaining global operations, our business is exposed to risks inherent in such operations, including currency fluctuations, market conditions, and inflation in the primary locations in which our operating expenditures are incurred. Information on currency exchange risk, market risk, and inflationary risk appears elsewhere in “Risk factors” and in Item 11 of this annual report, “Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

Employees

     The total number of our full-time equivalent employees, and the distribution of our employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2013, 2012 and 2011, are set forth in Item 6.D of this annual report (“Directors, Senior Management and Employees”— “Employees”).

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

Environmental matters

We are subject to various environmental, health and safety laws, regulations and permitting requirements, including those governing the emission and discharge of hazardous materials into ground, air or water; noise emissions, the generation, storage, use, management and disposal of hazardous waste; the import, export and registration of chemicals; the cleanup of contaminated sites; and the health and safety of our employees. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on our operations. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future to comply with environmental or health and safety laws, regulations or requirements.

Under such laws and regulations, we are required to obtain environmental permits from governmental authorities for certain operations. In particular, in Israel, where we assemble our inkjet-based PolyJet 3D printing systems and manufacture our resin consumables, businesses storing or using certain hazardous materials, including materials necessary for our Israeli manufacturing process, are required, pursuant to the Israeli Dangerous Substances Law 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection. Our two toxin permits will remain in effect until November 2016 and February 2015, respectively.

In the European marketplace, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment, which aims to prevent waste by encouraging reuse and recycling, and the Directive on Restriction of Use of Certain Hazardous Substances, which restricts the use of six hazardous substances in electrical and electronic products. Our products and certain components of such products “put on the market” in the European Union (EU) (whether or not manufactured in the EU) are subject to these directives. Additionally, we are required to comply with certain laws, regulations and directives, including TSCA in the United States and REACH in the EU, governing chemicals. These and similar laws and regulations require the testing and registration of certain chemicals that we use and ship.

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

General Corporate Tax Structure in Israel

     The regular rate of corporate tax to which Israeli companies were subject in 2012 and 2013 was 25% (and 26.5% for 2014 and thereafter). However, the effective tax rate payable by a company that derives income from an "Approved Enterprise", a "Beneficiary Enterprise" or a "Preferred Enterprise", as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item below. In addition, commencing in 2010, Israeli companies have been subject to regular corporate tax rate on their capital gains.

     Besides being subject to the general corporate tax rules in Israel, we have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, described below.

Law for the Encouragement of Capital Investments

     The Law for the Encouragement of Capital Investments, 5719-1959, to which we refer as the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, which may be either an “Approved Enterprise”, a “Beneficiary Enterprise” or a “Preferred Enterprise”, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment and manufacture activity are made.

     The Investment Law has been amended several times over the recent years, with the two most significant changes effective as of April 1, 2005, to which we refer as the 2005 Amendment, and as of January 1, 2011, to which we refer as the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment, remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forgo such benefits and elect for the benefits of the 2011 Amendment.

     The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislations.

     Tax benefits for Approved Enterprises approved before April 1, 2005.

     Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law, to which we refer as an “Approved Enterprise”, had to receive an approval from the Investment Center of the Israeli Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor), to which we refer as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

     An Approved Enterprise may elect to forgo any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. We have chosen to receive the benefits through the alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location in Israel of the Approved Enterprise, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits commence on the date in which that taxable income is first earned. The benefits period under Approved Enterprise status is limited to 12 years from the year the program commences its operations, or 14 years from the year of the approval as an Approved Enterprise, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. Our entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations.

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

     The corporate tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Corporate
Percentage of non-Israeli ownership	Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

     A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefit program. This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

     In addition, dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

     The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

     The benefits available to an Approved Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index and interest.

     We have received the requisite approval, including a final approval, for all of our Approved Enterprise investment programs, in accordance with the Investment Law. The above-described benefits that accompany these investment programs and our Beneficiary Enterprise investment programs (for which accompanying benefits are described below) have had the effect, both historically and in 2012 and 2013, of reducing Objet’s effective consolidated tax rates considerably lower than the statutory Israeli corporate tax rate of 25% in 2012 and 2013. We expect that our effective consolidated tax rate for 2013 and thereafter will also be reduced due to these investment programs.

     Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

     The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income is derived from export.

     An enterprise that qualifies under the new provisions is referred to as a “Beneficiary Enterprise”, rather than “Approved Enterprise”. The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Beneficiary Enterprise may, at its discretion, approach the Israeli Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

     Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 12 million. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions set forth in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Beneficiary Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

     The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, by the geographic location of the Beneficiary Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above.

     Dividends paid out of income attributed to a Beneficiary Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the alternative benefits program. Therefore, dividends paid out of income attributed to a Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to a Beneficiary Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to an FIC, in which case the 12-year limit does not apply.

     Furthermore, a company qualifying for tax benefits under the 2005 Amendment, which pays a dividend out of income attributed to its Beneficiary Enterprise during the tax exemption period, will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable.

     As of December 31, 2013, we had accumulated tax-exempt income of approximately $157.1 million that is attributable to our various Approved and Beneficiary Enterprise programs. If such tax exempt income were to be distributed, it would be taxed at the reduced corporate tax rate applicable to such income, which would have amounted to approximately $15.7 million of tax liability as of December 31, 2013.

     The benefits available to a Beneficiary Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index and interest, or other monetary penalty.

     Tax benefits under the 2011 Amendment that became effective on January 1, 2011.

     The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Partnerships Ordinance; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise was located in a certain development zone, in which case the rate was 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

     Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014) or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014) or such lower rate as may be provided in an applicable tax treaty will apply).

     The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions;. (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met; ; and a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

     We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and have decided, at this time, not to opt to apply the new benefits under the 2011 Amendment.

C. Organizational Structure.

     Our corporate structure includes Stratasys Ltd., our Israeli parent company, and the following main active wholly-owned subsidiary entities: Stratasys, Inc., a Delaware corporation, which was formerly a publicly held company and which became our indirect, wholly-owned subsidiary as a result of the Stratasys-Objet merger; Baccio Corporation (formerly known as Cooperation Technology Corporation), to which we refer as MakerBot, a Delaware corporation which is the direct parent company of MakerBot Industries, LLC, which we acquired in August 2013; Objet Geometries Inc. (d/b/a Objet Inc.), a Delaware corporation; Stratasys AP Limited, a Hong Kong limited company, which together with several other subsidiaries, carries out most of our operations in the Asia Pacific region; and Stratasys GMBH, German limited liability companies, which together with another subsidiary carries out our European operations. We also recently formed Stratasys Latin America Representacao De Equipamentos Ltd., a Brazilian subsidiary, which has commenced our Brazilian operations. Please see the list of subsidiaries appended to this annual report as Exhibit 8 for a complete list of our subsidiaries as of the date of this annual report.

D. Property, Plants and Equipment.

     We have dual headquarters, in Eden Prairie, Minnesota and Rehovot, Israel. Our Eden Prairie, Minnesota headquarters (near Minneapolis), which we own, comprises executive offices and production facilities presently encompassing approximately 288,312 available square feet in four buildings. These four buildings serve the following respective purposes: system assembly, inventory storage, operations and sales support; manufacturing for our RedEye paid parts service; research and development, filament manufacturing, and administrative, marketing and sales activities; and expansion of our production capacity for systems and consumables. Our Rehovot, Israel headquarters, which we lease pursuant to a lease agreement with a term of five years that expires on December 31, 2016, comprise approximately 103,000 square feet of space. Our lease payments, inclusive of management fees, for these facilities are approximately $1.7 million annually. These facilities house our Israeli administrative headquarters, our research and development facilities, and certain manufacturing activities.

     As of December 31, 2013, we leased office space (except with respect to our Eden Prairie headquarters facilities and our Kiryat Gat, Israel facilities, where we own the property) for various purposes, as set forth in the table below. Unless otherwise stated, all of our facilities are fully utilized. We have no material tangible fixed assets apart from the properties described below.

Location	Approximate
and Use(s)	square feet
Eden Prairie, Minnesota (U.S. headquarters and manufacturing facility)	325,401
Rehovot, Israel (Israeli headquarters)	103,000
Kiryat Gat, Israel (resin factory and laboratories)	72,118
Minneapolis, Minnesota (research and development)	9,926
Billerica, Massachusetts (office space)	22,353
Merrimack, New Hampshire (Solidscape facilities, including manufacturing)	28,590
Rancho Cucamonga, California (North American sales office)	7,583
Carlsbad, California (office space)	2,420
Rheinmünster, Germany (Stratasys GMBH office space)	15,172
Genoa, Italy (Technimold, S.R.L. sales and service office)	6,857
Hong Kong (Stratasys AP Limited office space)	20,462
Shanghai, China (Stratasys Shanghai Ltd. office space)	5,597
Tokyo, Japan (Stratasys Japan Co., Ltd. office space)	5,664
Osaka, Japan (Stratasys Japan Co., Ltd. office space)	1,773
Bangalore, India (Stratasys, Inc. sales office)	1,800
Boston, Massachusetts (MakerBot store)	2,300
New York City, New York (MakerBot retail store)	1,100
Brooklyn, New York (MakerBot headquarters and warehouse)	128,713
Other	1,445

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

A. Operating Results.

Overview

     We are a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions are sold under eight brands, with products ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM, and related service offerings. We also develop, manufacture and sell materials for use with our systems. We believe that the range of more than 130 3D printing consumable materials that we offer is the widest in the industry. Our service offerings include professional services as well as paid parts. We conduct our business globally, and our main operational facilities are located in Brazil, Germany, Hong Kong, Israel, Japan and the United States. We have more than 1,800 employees and hold more than 550 granted or pending additive manufacturing patents globally.

     We are the result of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd., which we refer to as the Stratasys-Objet merger. Pursuant to this merger, which closed on December 1, 2012, Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet Ltd., and Objet Ltd. changed its name to Stratasys Ltd. Stratasys, Inc. was treated as the acquiring company in the Stratasys-Objet merger for accounting purposes, and the Stratasys-Objet merger was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the consolidated financial statements of Stratasys, Inc. became our consolidated financial statements. The consolidated financial statements included in this report on Form 20-F include the operations of Stratasys Ltd. (formerly Objet Ltd.) for the year ended December 31, 2013, and only for the month of December 2012, because the Stratasys-Objet merger was consummated on December 1, 2012. Therefore, unless otherwise indicated or as the context otherwise requires, the historical financial information included in this annual report on Form 20-F for periods preceding the Stratasys-Objet merger is that of Stratasys, Inc. For information regarding the historical results of the operations and financial condition of Objet Ltd., please refer to the separate Registration Statement on Form F-4 (Commission File No. 333-182025) that we filed with the Securities and Exchange Commission, which includes historical financial information for Objet Ltd., including for the last full fiscal year of Objet Ltd. as a stand-alone company (2011). For additional discussion regarding the structure of the merger and presentation of financial statements see the “Explanatory Note” appearing at the beginning of this annual report.

     On August 15, 2013, we completed the acquisition of privately-held Cooperation Technology Corporation, (now known as Baccio Corporation), which is the direct parent company of MakerBot Industries, LLC, or MakerBot, a leader in desktop 3D printing, and which owns and operates Thingiverse.com, a website dedicated to the sharing of user-created digital files. MakerBot, founded in 2009, helped to, and continues to help develop the demand for desktop 3D printers and has built the largest installed base of 3D printers in the category by making 3D printers accessible to a broad range of customers. The aggregate purchase price was $493.7 million, which was paid primarily through the issuance of our ordinary shares. For additional details regarding the financial terms of the MakerBot transaction, including potential earn-out payments to former MakerBot stockholders and a performance bonus plan for certain MakerBot employees, see note 2 to our consolidated financial statements included in Item 18 of this annual report.

     We believe that our acquisition of MakerBot will drive faster adoption of 3D printing for multiple applications, as desktop 3D printers are becoming a mainstream tool across many market segments. Desktop 3D printer usage has shown rapid growth, with the introduction and adoption of affordable entry-level 3D printers and increased availability of content. These entry-level desktop printers are driving substantially increased market adoption. We expect that the adoption of 3D printing will continue to increase over the next several years, both in terms of RP applications, on the one hand, and DDM applications, on the other hand. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D CAD and other simplified 3D authoring tools). We also believe that increased market adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability of entry-level systems.

     We believe that the proliferation of 3D content, advancements in additive manufacturing technology platforms and the introduction of improved materials will continue to drive market growth. Accordingly, we will continue to invest in our R&D efforts, which focus on enhancing our 3D printing technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications. We also intend to invest in the identification of new DDM applications for which our proprietary printing technologies and materials are appropriate and to encourage existing and potential customers to identify new applications in part by increasing awareness of the features of our technology and product offerings.

     With the introduction of entry-level systems, we have seen unit volume increase faster than revenue growth, and we expect that trend to continue in the near future. As we have developed appropriate sales channels, unit sales of our more affordable systems have accelerated, resulting in lower overall margins on the sale of our systems. We will also address the continuing increased demand in the market for higher-end systems, through which we believe we will increase our installed base and sales of related consumables, and consequently our overall revenues and profits. However, there can be no assurance that we will be able to increase our revenue sufficiently to maintain or increase our current profitability.

     We may make other investments in strategic acquisitions, property and equipment, process improvements, information technology, or IT, and human resource activities that will be required for future growth. Our expense levels are based in part on our expectations of future sales, and we will make adjustments that we consider appropriate. While we have adjusted, and will continue to adjust, our expense levels based on both actual and anticipated sales, fluctuations in sales in a particular period could adversely impact our operating results.

     On September 18, 2013, we completed the public offering of 5,175,000 of our ordinary shares and received net proceeds of $462.9 million. We will use the proceeds for general corporate purposes, which may include financing possible acquisitions, working capital and capital expenditures. We may also use a portion of the proceeds to pay earn-out and performance payments that become due under the MakerBot transaction agreement, if we elect to pay any such earn-out or performance payments in cash.

     Our ability to implement our strategy for 2014 is subject to numerous uncertainties, many of which are described under Item 3.D—“Risk Factors,” above, in this Item 5—“Operating and Financial Review and Prospects” and in the section above (immediately following the Table of Contents) captioned “Cautionary Note Regarding Forward-Looking Statements.” We cannot ensure that our efforts will be successful.

Key measures of our performance

Revenues

     Our consolidated revenues result primarily from sales of our products, which include both our AM systems and related consumable materials, and from the provision of related services. We effect sales and deliver services principally through the following channels: (i) sales to resellers, who purchase and resell our products and who provide support services for our printing systems; (ii) sales of systems that are marketed by independent sales agents, pursuant to which we sell directly to end-users, pay commissions to such agents, and directly handle the sale of consumables and provision of support services.; and (iii) sales of systems (and all related products and services) that we effect and/or provide to our customers directly. There is overlap among the channels as some independent sales agents for our higher end products also serve as distributors of our other products. Besides the above methods of product distribution, we also sell products directly through an online store, at our retail stores in New York and Boston, and through additional retail sales channels.

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

Costs of revenues

     Our costs of revenues consist of costs of products and costs of services. Costs of products consist primarily of components and subassemblies purchased for manufacture of our AM systems and raw materials, such as thermoplastic and acrylic-based photopolymer materials, for manufacture of our consumables, as well as any royalties paid with respect to sales of certain of those consumables. Costs of products also include manufacturing and manufacturing-related labor costs, indirect production costs and amortization expense related to certain acquired MakerBot, Objet and Solidscape assets. Our costs of services consist primarily of costs of our service personnel, which include engineers dedicated to on-site installation, training and support, travel costs of these engineers, as well as the cost of spare parts. Both costs of products and costs of services include related facilities costs.

Gross profit

     The gross profit and gross margin for our products are influenced by a number of factors. The most important of these is the mix of our products sold. Specifically, the gross margins on our high-end Production series and Design series of AM systems, as well as on our consumables, are typically higher than the gross margins on our Idea series and MakerBot desktop printers. Accordingly, an increase in the percentage of sales of our entry-level products could cause our profit margins to decrease. Furthermore, we believe that as our worldwide installed base of AM systems increases, subsequent sales of our proprietary consumables will also increase. We will also seek to reduce our costs of revenues by improving our ability to use less costly components and increasing engineering efficiencies in the production of our lower-priced systems.

     Gross margins are also impacted by the mix of revenues generated from sales to resellers as opposed to sales that are facilitated by independent sales agents. We mostly rely upon a reseller network that is divided based on geographical areas. In addition to our reseller network, we have a significant number of independent selling agents who focus exclusively on selling our lower priced systems.

     Service gross margins are influenced by the ratio of service engineers to our installed base in a given geographic area, as that ratio impacts travel costs and efficiency of our service engineers. In addition, our service gross margins are influenced by the volume of revenues generated from our RedEye paid parts service.

Operating expenses

     Our operating expenses consist of research and development expenses, and selling, general and administrative expenses.

Research and development expenses

     Our research and development expenses consist primarily of employees and employee-related personnel expenses; costs of research aimed at developing new printing systems and materials and enhancing our existing product lines, including related software, materials, laboratory supplies, and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred, other than costs for certain equipment that we capitalize.

     We have agreements with two manufacturing companies under which we jointly advance certain of our proprietary technology with each of those two companies. The agreements entitle us to receive reimbursement payments of costs actually incurred under joint development projects, and such reimbursements are offset against research and development expense.

Selling, general and administrative expenses

     Our selling, general and administrative expenses include employees and employee-related expenses for marketing, sales and other sales-support employees, and for managerial and administrative personnel, including executive officers, finance, accounting, information technology and human resources. This category of expenses also covers commissions, advertising and promotions expenses, related facilities costs and professional service fees, as well as the amortization expenses related to certain acquired assets of MakerBot, Objet and Solidscape.

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

     Facilities costs that are included in our selling, general and administrative expenses include a portion of the occupancy costs for our facilities in countries where administrative personnel are located. Professional service fees for accounting and legal services and reserves for specific legal proceedings referred to elsewhere in this annual report are also included in selling, general and administrative expenses. As our sales grow, we expect our administrative expenses to increase in absolute terms.

Income Taxes

     A significant portion of our income after the December 1, 2012 merger date is taxed in Israel. We have realized and expect to continue to realize significant tax savings based on the determination that some of our industrial projects that have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rate, which was 25% in 2013. We are also a Foreign Investors Company, or FIC, as defined by the Israeli Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Beneficiary Enterprise, depending on the level of foreign ownership. In addition, we are an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, are entitled to certain tax benefits.

     The entitlement to the above benefits is conditional upon our fulfilling the conditions stipulated by the Investment Law and regulations. Should we fail to meet such requirements in the future, income attributable to our Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and we could be required to refund a portion of the tax benefits already received with respect to such programs.

Critical Accounting Policies

     We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Note 1 to our consolidated financial statements included in Item 18 of this annual report contains the significant accounting principles that we used to prepare our consolidated financial statements.

     We have identified critical accounting policies that required us to make assumptions about matters that were uncertain at the time of our estimates. Had we used different estimates and assumptions, the amounts we recorded could have been significantly different. Additionally, if we had used different assumptions or different conditions existed, our financial condition or results of operations could have been materially different. The critical accounting policies that were affected by the estimates, assumptions, and judgments used in the preparation of our consolidated financial statements are discussed below.

Revenue Recognition

     Our revenue derives from sales of AM systems, consumables, and services. We recognize revenue when (1) persuasive evidence of a final agreement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable, and (4) collectability is reasonably assured.

     Revenues from sales to resellers are generally recognized upon shipment and when title and risk of loss have been transferred to the resellers. When products and services are sold to a reseller, the reseller is responsible for the installation of the system with the end user client. We account for such sales on a net basis since we are not the primary obligor in the arrangement. Products and services sold directly by us to end customers are recognized based on the gross amount as we are the primary obligor in the arrangement, retain inventory risk for physical products, establish the price for our products, and assume the credit risk for amounts billed to its customers.

     Revenue from sales-type leases may include systems, other products and maintenance contracts. We recognize revenue from sales-type leases at the net present value of future lease payments. Product revenue from sales-type leases is generally recognized at the time of shipment. The portion of lease agreements related to maintenance contracts is deferred and recognized ratably over the coverage period. Revenue from operating leases is recognized ratably over the lease period.

     For multi-element arrangements we allocate revenue to all deliverables based on their relative selling prices and recognizes revenue when each element’s revenue recognition criteria are met. In such circumstances, we use the following hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of selling price (“BESP”). VSOE exists only when we sell the deliverable separately and is established based on the price charged in such stand- alone transactions. BESP reflects our best estimates of the price at which we would have sold the product regularly on a stand-alone basis.

     Most of service revenue is derived from sales of maintenance contracts. We provide customers with maintenance under a warranty agreement for up to one year and defer a portion of the revenue from the related printer at the time of the sale based on the relative selling price of those services. After the initial warranty period, we offer customers optional maintenance contracts ranging generally from one to three years. Deferred maintenance revenue is recognized ratably, on a straight-line basis, over the period of the service. Unearned revenues are derived mainly from these prepaid maintenance agreements. We classify the portion of unearned revenue not expected to be earned in the subsequent 12 months as long-term.

     We assess collectability as part of the revenue recognition process. This assessment includes a number of factors such as an evaluation of the creditworthiness of the customer, past due amounts, past payment history, and current economic conditions. If it is determined that collectability cannot be reasonably assured, we will defer recognition of revenue until collectability is assured.

Impairment of Goodwill

     Goodwill reflects the excess of the consideration paid or transferred plus the fair value of any earn-out in the arrangement and the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment.

     We apply the Financial Accounting Standards Board (“FASB”) guidance when testing goodwill for impairment, which permits us to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment and proceed directly to performing the first step of the two-step impairment test. If we perform a qualitative assessment and conclude that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the two-step impairment test is unnecessary. However, if we conclude otherwise, we are then required to perform the first step of the two-step impairment test.

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

     During the third quarter of 2013, we changed our annual goodwill impairment testing date from December 31 to October 1 of each year. This change ensures the completion of the annual goodwill impairment test prior to the end of the annual reporting period, thereby aligning impairment testing procedures with our budget and forecasting processes and with year-end financial reporting. Accordingly, management considers this accounting change preferable. At October 1, 2013, we performed the qualitative test for goodwill, based on each reporting unit to which the goodwill is allocated and concluded that it is more likely than not that the fair value of each such reporting unit exceeds its carrying value. Therefore, we did not continue to perform the two-step impairment test. Important qualitative factors assessed included the overall current and planned financial performance of the reporting units. We did not recognize any impairment charges related to goodwill during 2013, 2012 and 2011.

Other Intangible Assets

     Other intangible assets and their amortization lives are as follows:

Weighted
Average Useful
Life
Developed technology	9
Patents	10
Trademarks and trade names	11
Customer relationships	10
Non-compete agreement	4
Capitalized software development costs	5
In-process research and development	Indefinite

     Other intangible assets primarily represent acquired intangible assets, including developed technology, trade names, customer relationships and in-process research and development (“IPR&D”). Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life, which is determined by identifying the period over which most of the cash flows are expected to be generated. Amortization of acquired developed technology is recorded in cost of sales. Amortization of trade name, customer relationships and non-compete agreement is recorded in selling, general and administrative expenses. We capitalize IPR&D projects acquired as part of a business combination. On successful completion of each project, IPR&D assets are reclassified to developed technology and amortized over their estimated useful lives.

Impairment in Value of Long-Lived Assets

     Long-lived definite tangible and intangible assets, held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values. Based on our assessments as of December 31, 2013, 2012 and 2011, no triggering event for impairment consideration occurred.

     We apply the FASB guidance when testing indefinite-lived intangible assets for impairment, which permits us to make a qualitative assessment of whether the indefinite-lived intangible asset is impaired, or opt to bypass the qualitative assessment and proceed directly to performing the first step of the two-step impairment test. If we determine, based on the qualitative tests, that it is not more likely than not that the indefinite-lived intangible asset is impaired, than no further action is required.

     During the third quarter of 2013, we changed our annual impairment testing date for indefinite-lived intangibles from December 31 to October 1 of each year. This change ensures the completion of the annual impairment test prior to the end of the annual reporting period, thereby aligning impairment testing procedures with our budget and forecasting processes and with year-end financial reporting. Accordingly, management considers this accounting change preferable. At October 1, 2013 we performed the qualitative test for indefinite-lived intangibles and concluded that it was not necessary to perform the two-step impairment test. Important qualitative factors included the current status of the IPR&D projects that represent this intangible asset. We did not recognize any impairment charges related to indefinite-lived intangible assets during 2013, 2012 and 2011.

     The quantitative evaluation of indefinite-lived intangible asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated that include, among others, growth in revenues, margins realized, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Stock-Based Compensation

     We calculate the fair value of stock-based option awards on the date of grant using the Black-Scholes option pricing model. The computation of expected volatility is based on historical volatility of our shares. The expected option term is calculated using the simplified method in accordance with ASC 718, Compensation – Stock Compensation. The interest rate for periods within the expected term of the award is based on the U.S. Treasury yield curve in effect at the time of grant. Each of the three factors requires us to use judgment and make estimates in determining the percentages and time periods used for the calculation. If we were to use different percentages or time periods, the fair value of stock-based option awards could be materially different. We recognize expense on a straight-line basis over the employee’s requisite service period.

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

2) Amounts of tax-exempt income generated from our current Approved enterprises (see note 8b of the notes to consolidated financial statements), as we intend to permanently reinvest these profits and does not intend to distribute dividends from such income. If these dividends were to be paid, we would have to pay additional taxes at a rate up to 10% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

3) Dividends distributable from the income of foreign companies, as we do not expect these companies to distribute dividends in the foreseeable future. If these dividends were to be paid, we would have to pay additional taxes at a rate of up to 25% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

     As a result of the Stratasys-Objet merger, foreign operations for 2013 consists of non-Israel jurisdictions. For 2012 and 2011, foreign operations consists of non-U.S. jurisdictions.

Tax contingencies

In accordance with ASC 740, Accounting for Income Taxes, we take a two-step approach to recognizing and measuring uncertain tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We reevaluate these tax positions quarterly and makes adjustments as required. The Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.

Other Contingent Liabilities

     Certain conditions that may result in a loss to the Company, such as legal proceedings, may exist as of the date the financial statements are issued, but may only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, our management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Such assessment inherently involves an exercise of judgment. Legal fees are expensed as incurred.

     We apply the guidance in Accounting Standards Codification (ASC) 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that loss has been incurred and the amount of the liability can be estimated, then we would record an accrued expense in our financial statements in the amount of the estimated liability. If the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable, is disclosed.

     Loss contingencies considered to be remote by management are generally not disclosed unless material or they involve guarantees, in which case the guarantee would be disclosed.

MakerBot Earn-out and performance bonus plan

     The earn-out obligation for the MakerBot transaction is recognized at fair value and re-measured at each reporting period. The estimates of fair value contain uncertainties as they involve projections of the level of achievement of financial metrics in future periods and assumed discount rates. The accrual for the performance bonus plan expense is based on the same projections of the level of achievement of financial metrics as the earn-out. The earn-out and bonus payments for the 2014 period can range from between zero to $108.2 million each (based on our share price at December 31, 2013). A change in our projections could result in a material impact on our results of operations.

Inventories

     Inventories are stated at the lower of cost or market value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory costs consist of material, direct labor and overhead. We periodically assess inventory for obsolescence and excess and reduce the carrying value by an amount equal to the difference between its cost and the estimated market value based on assumptions about future demand and historical sales patterns.

Inventories acquired in a business combination are stepped-up to their estimated fair value less costs and profit for sales efforts and amortized to cost of sales as that inventory is sold.

Results of Operations

     We are providing within this section a supplemental discussion that compares historical statement of operations data in accordance with accounting principles generally accepted in the United State of America (“GAAP”) for the year ended December 31, 2013, to the results for the year ended December 31, 2012 on a pro forma combined including Objet basis, as if the Stratasys-Objet merger had closed on January 1, 2012. Objet’s sales in the year ended December 31, 2012 were similar in amount to those of Stratasys, and therefore we believe that the 2012 pro forma information combined including Objet provides useful supplemental information. The MakerBot transaction closed on August 15, 2013, and MakerBot’s results are included only since that date. Due to MakerBot’s historical results being much less significant as compared to the combined Stratasys, Inc. and Objet results, the results of MakerBot prior to the August 15, 2013 acquisition are not included in the pro forma results. Refer to note 2 to our consolidated financial statements included in Item 18 of this annual report for certain pro forma information for the MakerBot transaction.

     The table and footnotes at the end of this section set forth the preparation of the unaudited pro forma condensed combined for Objet statements of operations information for the year ended December 31, 2012 as if the Stratasys-Objet merger had occurred on January 1, 2012. The pro forma combined financial information has been prepared consistent with SEC Regulation S-X, Article 11. The pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if the Stratasys-Objet merger had been consummated on January 1, 2012 and in accordance with the assumptions described herein, nor is it necessarily indicative of future results of operations or financial position of the combined company.

     The following table sets forth certain statement of operations data in accordance GAAP as a percentage of net sales for the years indicated, as well as on a pro forma combined including Objet basis for the year ended December 31, 2012.

			Pro Forma
	GAAP	GAAP	Combined including	GAAP
For the twelve months ended December 31,	2013	2012	Objet 2012	2011
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	53.3%	48.9%	54.3%	47.1%
Gross profit	46.7%	51.1%	45.7%	52.9%
Research and development	10.9%	9.1%	10.3%	9.2%
Selling, general and administrative	41.9%	34.0%	39.3%	25.0%
Operating income (loss)	-6.0%	8.0%	-4.0%	18.6%
Other income (expense)	-0.1%	0.6%	0.6%	1.5%
Income (loss) before income taxes	-6.1%	8.6%	-3.4%	20.1%
Income taxes (benefit)	-0.5%	4.5%	2.6%	6.9%
Net income (loss) attributable to Stratasys Ltd.	-5.6%	3.9%	-6.0%	13.2%

Discussion of Results of Operations (note: the pro forma combined column includes Objet as if the December 1, 2012 merger occurred on January 1, 2012)

Net Sales

     Net sales of our products and services for the last three years, as well as the percentage change from year to year, were as follows:

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined	GAAP	GAAP
	2013	2012	Objet 2012	Change	Change	2011	Change
Products	$414,853	$179,762	$306,043	130.8%	35.6%	$127,476	41.0%
Services	69,550	35,482	53,011	96.0%	31.2%	28,418	24.9%
	$484,403	$215,244	$359,054	125.0%	34.9%	$155,894	38.1%

Product Revenues

     Revenues derived from products (including AM systems, consumable materials and other products) increased by $235.1 million in 2013, or 130.8%, as compared to 2012. The number of systems shipped increased to 19,317 units as compared to 3,470 units shipped in 2012. The increase in both revenue and number of units shipped primarily reflects the results of a full year in 2013 of combined operations of Stratasys, Inc. and Objet compared to only one month of combined operations in 2012 after the Stratasys-Objet merger and the inclusion of MakerBot revenue and units shipped after the closing of the MakerBot transaction.

     Systems and other products revenue for 2013 increased as compared to pro forma combined including Objet revenue for 2012. The number of systems shipped in 2013 increased to 19,317 units as compared to pro forma combined 4,549 units shipped in 2012. The shipment of MakerBot units after the MakerBot transaction contributed to the significant increase in unit sales as compared to pro forma combined prior periods, which only include the combined operations of Stratasys, Inc. and Objet Ltd.

     The increase in systems and other products revenue for 2013 as compared to pro forma combined including Objet revenue for 2012, reflects strong sales growth across all product lines as well as the merger with MakerBot. This growth has been driven by the development of new DDM applications for our Fortus systems and the continued adoption of our Connex systems for complex prototyping using a wide range of materials with diverse mechanical and physical properties. In addition, systems sales increased due to the increased market penetration of our Design and Idea series systems. The addition of MakerBot systems and other products revenue after the MakerBot transaction contributed $32.0 million to systems and other products revenue growth as compared to pro forma combined prior period. MakerBot has continued to experience strong sales of its desktop 3D printers and added sales with the introduction of the Digitizer Desktop 3D Scanner in September 2013. Growth in systems and other product sales were offset by $2.3 million of non-cash reductions in revenue in 2013 due to amortization of purchase accounting adjustments related to the mergers.

     Consumables revenue in 2013 increased by 156.0%. The increase in consumables revenue primarily reflects the results of a full year in 2013 of combined operations of Stratasys, Inc. and Objet compared to only one month of combined operations in 2012 after the Stratasys-Objet merger as well as the inclusion of MakerBot revenue after the MakerBot transaction.

     Consumables revenue in 2013 increased by 27.8% as compared to consumables revenues, on a pro forma combined basis including Objet, for 2012. The increase was driven by an acceleration in customer usage and our growing installed base of systems. The strong Production series and high-end Design series system sales in prior periods contributed to strong consumables sales growth given their relatively higher consumable utilization rates. We believe that our growing installed base, and specifically the Production series and high-end Design series systems installed base, are positive indicators of consumables revenue growth in future periods.

     During 2012, revenues derived from products increased by $52.3 million, or 41.0%, as compared to the prior year. The number of systems shipped increased by 33.4%, or 868 units, to 3,470 as compared to 2,602 units shipped in 2011. These increases reflected strong unit sales of our higher-priced Fortus systems and our acquisition of Solidscape in May 2011. The increase in Fortus system unit sales reflected strong sales into DDM applications, which continued to expand in breadth, and the introduction of our Fortus 250mc in July 2011. These increases in both revenue and number of systems shipped also reflected the results of the Stratasys-Objet merger, which resulted in additional revenue of $16.1 million attributable to Objet sales in 2012.

Service Revenue

     Services revenues (including RedEye paid parts, maintenance and other services) increased by $34.1 million in 2013, or 96.0%, as compared to 2012. The increase in service revenue primarily reflects the results of a full year in 2013 of combined operations of Stratasys, Inc. and Objet compared to only one month of combined operations in 2012.

     Services revenues for 2013 increased by $16.5 million, or 31.2%, as compared to service revenues, on a pro forma combined basis including Objet, for 2012. The increase in service revenues is attributable to increased revenue from maintenance contracts and service parts, reflecting our growing base of installed systems. Revenue from our RedEye paid parts service for 2013 increased by 32.9%, as compared to 2012 primarily due to an increased demand for large and complex production parts and the continued development of our sales channels.

     Services revenues increased by $7.1 million in 2012, or 24.9%, as compared to prior year. The increase in service revenues was attributable to increased sales from our RedEye paid parts service as a result of increased new customer base and an increase in average sales price driven by the demand for large and complex production parts, as well as increased revenue from maintenance contracts, reflecting our growing base of installed systems. The increase in service revenue also reflected the inclusion of $3.0 million from Objet’s December 2012 service revenue.

Revenue by Region

     Net sales, and the percentage of net sales by region for the last three years, as well as the percentage change were as follows:

					Pro Forma			Pro Forma
	GAAP		GAAP		Combined including		GAAP	Combined	GAAP
	2013		2012		Objet 2012		Change	Change	2011
North America	$262,614	54%	$113,854	53%	$183,344	51%	130.7%	43.2%	$82,373	53%
EMEA	126,214	26%	62,781	29%	$103,694	29%	101.0%	21.7%	49,885	32%
Asia Pacific	90,023	19%	35,450	16%	$64,332	18%	153.9%	39.9%	21,506	14%
Other	5,552	1%	3,159	1%	$7,684	2%	75.8%	-27.7%	2,130	1%
	$484,403	100%	$215,244	100%	$359,054	100%	125.0%	34.9%	$155,894	100%

     Revenue in all regions increased in 2013, primarily as a result of a full year in 2013 of combined operations of Stratasys, Inc. and Objet compared to only one month of combined operations in 2012 and the inclusion of MakerBot revenue after the MakerBot transaction. MakerBot revenue was generated primarily in North America.

     The increase in revenue for 2013 as compared to pro forma combined including Objet revenue for 2012, reflects strong sales growth across all product lines as well as MakerBot revenue after the completion of the MakerBot transaction. The North America region was our fastest growing region during 2013 due to the inclusion of MakerBot revenue that was primarily generated in North America. The increase in revenue in the Asia Pacific region was primarily driven by increased sales and marketing investments in the region.

     Revenue in all regions increased for 2012 as a result of strong unit sales of our higher-priced Fortus systems growth in consumables sales and our acquisition of Solidscape in May 2011. In addition, the increase in revenue reflects the results of the Stratasys-Objet merger in December 2012.

Gross Profit

     Gross profit for our products and services for the last three years, as well as the percentage change from year to year, was as follows:

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined	GAAP	GAAP
Gross profit attributable to:	2013	2012	Objet 2012	Change	Change	2011	Change
Products	$201,426	$93,020	$147,215	116.5%	36.8%	$65,931	41.1%
Services	24,747	16,891	16,708	46.5%	48.1%	16,473	2.5%
	$226,173	$109,911	$163,923	105.8%	38.0%	$82,404	33.4%

     Gross profit as a percentage of net sales for our products and services for the last three years, as well as the percentage change from year to year, was as follows:

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined	GAAP	GAAP
Gross profit as a percentage of revenues from:	2013	2012	Objet 2012	Change	Change	2011	Change
Products	48.6%	51.7%	48.1%	-6.1%	0.9%	51.7%	0.0%
Services	35.6%	47.6%	31.5%	-25.3%	12.9%	58.0%	-17.9%
Total gross profit	46.7%	51.1%	45.7%	-8.6%	2.3%	52.9%	-3.4%

     Gross profit attributable to products sales increased by $108.4 million, or 116.5%, to $201.4 million in 2013 as compared with $93.0 million in 2012. The increase was attributable to sales growth discussed above. As a percentage of revenues attributable to product sales, gross profit decreased as compared with 2012. The changes in gross profit from products and gross profit as a percentage of related sales primarily reflects the results of the Objet and MakerBot transactions, which resulted in expenses of $57.5 million in amortization related to acquired intangible assets and acquired deferred revenues adjustments for 2013.

     Gross profit from product sales for 2013 increased as compared to gross profit from product sales, on a pro forma combined basis for Objet, for 2012, due to the increase in sales discussed above. The changes in gross profit from products and gross profit as a percentage of related product sales primarily reflects the results of the Objet and MakerBot transactions, which resulted in expenses of $57.5 million in amortization of intangible assets and acquired deferred revenues adjustments in 2013, and expenses of $39.3 million in amortization of acquired intangible assets and acquired deferred revenues adjustments for the pro forma results of operations combined including Objet for 2012. The effect of amortization expense on gross profit from products and gross profit as a percentage of related product sales was partially offset by increased systems and consumables sales volume to cover fixed overhead, a product mix that favored our higher-margin Production series and high-end Design series systems and strong growth in our high-margin consumables sales.

     Gross profit attributable to products sales increased by $27.1 million, or 41.1%, to $93.0 million in 2012 as compared with $65.9 million in 2011. The increase was attributable to sales growth, led by our higher-margin Fortus systems and consumables. In addition, $4.8 million of the increase was attributable to the inclusion of gross profit generated by Objet following the merger.

     Gross profit from services increased by 46.5% in 2013 as compared to the prior year due primarily to the increase in service revenues discussed above. Gross profit from services for 2013 increased as compared to gross profit from services, on a pro forma combined basis for Objet, for 2012. The changes in gross profit from services and gross profit as a percentage of related sales also reflect strong growth in our customer service maintenance contracts and spare parts sales. In addition, our RedEye paid parts service gross profit and gross profit as a percentage of related sales increased due to growth in sales volume to cover fixed overhead.

     Gross profit from services increased by 2.5% in 2012 as compared to 2011 due to strong revenue growth from our RedEye paid parts service and the consolidation of Objet’s December service revenues.

Operating Expenses

     The amount of each type of operating expense for the last three years, as well as the percentage change between such annual periods, and total operating expenses as a percentage of our total sales in each such annual period, was as follows:

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined	GAAP	GAAP
	2013	2012	Objet 2012	Change	Change	2011	Change
Research and development, net	$52,310	$19,659	$36,923	166.1%	41.7%	$14,360	36.9%
Selling, general & administrative	202,794	73,130	141,232	177.3%	43.6%	39,038	87.3%
	$255,104	$92,789	$178,155	174.9%	43.2%	$53,398	73.8%
Percentage of sales	52.7%	43.1%	49.6%			34.3%

     Research and development expenses increased by 166.1% during 2013. The increase was driven primarily by the results of a full year in 2013 of combined operations of Stratasys, Inc. and Objet compared to only one month of combined operations in 2012 and the inclusion of MakerBot operations in 2013.

     Research and development expenses for 2013 increased as compared to research and development expenses, on a pro forma combined basis for Objet, for 2012. The increase was primarily driven by increased investment in new product initiatives, an increase in headcount to support these initiatives and the MakerBot transaction. In addition to ongoing MakerBot research and development expenses, we recorded an expense of $2.0 million for the MakerBot performance bonus plan. Refer to note 2 to our consolidated financial statements included in Item 18 of this annual report for information regarding the MakerBot performance bonus plan and earn-out.

     Research and development expense as a percentage of sales increased to 10.8% in 2013 as compared to 9.1% in 2012. This increase reflects our intention to continue to invest in research and development efforts, which focus on enhancing our AM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, aimed at broadening user applications. The increase was partially offset by an increase in research and development expense reimbursements received in connection with our collaborative agreements discussed below.

     Research and development expenses increased by 36.9% during 2012 as compared to 2011. The increase was driven primarily by new product initiatives with respect to our product lines and by the inclusion of $1.5 million in expenses related to research and development activities of Objet for the month of December 2012. The increase was partially offset by an increase in research and development expense reimbursements received in connection with our collaborative agreements.

     We have agreements with two manufacturing companies under which we jointly advance certain of our proprietary technology with each of those two companies. The agreements entitle us to receive reimbursement payments of costs actually incurred under joint development projects. During the years ended December 31, 2013, 2012 and 2011, approximately $3.6 million, $3.2 million and $0.7 million, respectively, of research and development expenses were offset by payments that we received from these companies.

     Selling, general and administrative expenses increased by 177.3% in 2013 as compared to the prior year. The increase was driven primarily by the results of a full year in 2013 of combined operations of Stratasys, Inc. and Objet compared to only one month of combined operations in 2012 and the inclusion of MakerBot operations after the MakerBot transaction. These two transactions added $14.2 million in stock compensation expense and $16.4 million in amortization expense related to intangible assets for 2013. In addition, we recorded an expense of $7.9 million to selling, general and administrative expense for the MakerBot performance bonus plan and for the revaluation of the MakerBot earn-out in 2013.

     Selling, general and administrative expenses for the year ended December 31, 2013 increased as compared to selling, general and administrative expenses, on a pro forma combined basis for Objet, for the year ended December 31, 2012. The increase was primarily due to significant integration expenses related to the mergers, changes in our product distribution strategy involving independent sales agents and resellers, which resulted in increased sales commissions, expenses for strategic sales and marketing initiatives aimed at increasing our market presence, an increase in administrative expenses and headcount to support our growth, and the MakerBot transaction. In addition to ongoing MakerBot selling, general and administrative expenses, we recorded an expense of $7.9 million for the revaluation of the MakerBot performance bonus plan and earn-out.

     Selling, general and administrative expenses increased by 87.3% in 2012 as compared to the prior year. This increase was primarily due to $10.9 million of legal, advisory, accounting and integration expenses related to the Stratasys-Objet merger, a $4.5 million charge for the acceleration of stock option vesting upon the closing of the Stratasys-Objet merger as well as significant expenses surrounding our new Mojo 3D printer launch. In addition, expenses related to selling, general and administrative activities of Objet for the month of December 2012 accounted for $10.7 million of our selling, general and administrative expenses. These additional expenses included a $3.3 million charge for amortization of the acquired order backlog adjusted to fair value at December 1, 2012 and the inclusion of $0.7 million of amortization expense related to Objet intangible assets.

Operating Income (Loss)

     Operating income (loss) and operating income (loss) as a percentage of our total net sales for the last three years, as well as the percentage change in operating income between those years, were as follows:

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined	GAAP	GAAP
	2013	2012	Objet 2012	Change	Change	2011	Change
Operating income (loss)	$(28,931)	$17,122	$(14,232)	-269.0%	103.3%	$29,006	-41.0%
Percentage of sales	-6.0%	8.0%	-4.0%			18.6%

     We recognized an operating loss for 2013 of $28.9 million as compared to operating income of $17.1 million in 2012, resulting in a reduction of our operating income of $46.0 million, or 269.0%. The increase in operating loss was primarily attributable to expenses of $73.9 million from amortization of intangible assets attributable to the Stratasys-Objet merger and the MakerBot transaction and expense of $9.9 million for the MakerBot performance bonus plan and revaluation of the MakerBot earn-out for the 2013 as compared to amortization expense of $10.1 million from intangible assets for 2012. The effect of the increase in amortization expense and MakerBot performance bonus plan and earn-out revaluation on operating income was partially offset by the increased systems, consumables and service sales discussed above.

     Operating loss for 2013 increased as compared to operating loss, on a pro forma combined basis for Objet, for 2012. The increase in operating loss was primarily attributable to expense of $73.9 million from amortization of intangible assets and expense of $9.9 million for the MakerBot performance bonus plan and revaluation of the MakerBot earn-out for 2013 as compared to amortization expense of $48.3 million from intangible assets in the pro forma combined operating loss for 2012. The effect of the increase in amortization expense and MakerBot performance bonus plan and earn-out on operating income was partially offset by the increased systems, consumables and service sales discussed above, and non-recurring charges in 2012 discussed in the next paragraph.

     Operating income in 2012 decreased by $11.9 million, or 41.0%, relative to 2011. The decrease in operating income was primarily attributable to $10.9 million of legal, advisory, accounting and integration expenses related to the Stratasys-Objet merger and a $4.5 million charge for the acceleration of stock option vesting upon the closing of the Stratasys-Objet merger. In addition, the decrease was due to the inclusion of Objet’s December results, which included a $1.1 million reduction in revenue for the amortization of the acquired deferred revenues adjusted to fair value at December 1, 2012, $10.1 million of amortization expense related to intangible assets and stock compensation expense of $1.6 million related to the consummation of the merger.

Other Income (Expense)

     Other income (expense) and other income (expense) as a percentage of our total net sales for the last three years, as well as the percentage change in other income between those years, were as follows:

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined	GAAP	GAAP
	2013	2012	Objet 2012	Change	Change	2011	Change
Other income (expense)	$(450)	$1,388	$2,124	-132.4%	-121.2%	$2,346	-40.8%
Percentage of sales	-0.1%	0.6%	0.6%			1.5%

     Other expense in 2013 increased as compared to other income in 2012. The expense in 2013 is primarily due to net foreign currency transaction losses.

Income Taxes (Benefit)

       Income taxes and income taxes as a percentage of net income before taxes for the last three years, as well as the percentage change in income taxes between those years, were as follows:

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined	GAAP	GAAP
	2013	2012	Objet 2012	Change	Change	2011	Change
Income taxes (benefit)	$(2,474)	$9,687	$9,407	-125.5%	-126.3%	$10,726	-9.7%
As a percent of
income before income taxes	8.4%	52.3%	-77.7%	-83.9%	-110.8%	34.2%	53.0%

       Stratasys, Inc.’s historical effective income tax rate was between 32% and 35% from 2009 through 2011. Objet’s historical effective income tax rate was between 9.8% and 11.9% during the same period. As expected, our effective income tax rate rates for 2013 reflected a blending of these historical effective income tax rates. Our effective tax rate has varied significantly since the December 1, 2012 Stratasys-Objet merger due to the lower tax rate in Israel, and changes in mix of income (loss) between the U.S. and Israel, as well as the impact of the tax benefit as a result of the realization of the deferred tax liability associated with the amortization of the intangible assets.

       During 2013, we adjusted our long-term tax rates due to obtaining an approval from the Israeli Tax Authorities under the Approved Enterprise and Beneficiary Enterprise programs and due to a recent amendment of the Israeli Income Tax Ordinance, under which the corporate tax rate will be 26.5% commencing on January 1, 2014. As a result, we recorded a net reduction of approximately $0.6 million in its income tax expense and in its deferred tax liabilities associated with the amortization of the intangible assets.

Net Income (Loss) Attributable to Stratasys Ltd.

       Net income (loss) and net income (loss) as a percentage of our total revenues for the last three years, as well as the percentage change in net income between those years, were as follows:

			Pro Forma		Pro Forma
	GAAP	GAAP	Combined including	GAAP	Combined	GAAP	GAAP
	2013	2012	Objet 2012	Change	Change	2011	Change
Net income (loss) attributable to Stratasys Ltd.	$(26,954)	$8,491	$(21,577)	-417.4%	24.9%	$20,626	-58.8%
Percentage of Sales	-5.6%	3.9%	-6.0%			13.2%

       For the reasons cited previously in this operating and financial review and prospects section, we had a significant net loss for 2013 compared to net income in 2012, and our net loss increased as compared to the net loss on a pro forma combined basis including Objet, for 2012. For the reasons cited previously in this operating and financial review and prospects section, our net income for 2012 decreased as compared to our net income in 2011.

Table of Operations on a Pro Forma Combined Including Objet Basis

       The following table sets forth unaudited pro forma condensed combined for Objet statements of operations information for the year ended December 31, 2012, which combine the historical consolidated statements of operations of Stratasys, Inc. and Objet, giving effect to the Stratasys-Objet merger as if it had been consummated on January 1, 2012. This information has been derived from and should be read in conjunction with the audited consolidated financial statements of Stratasys Ltd. included in this Form 20-F.

	Year ended December 31, 2012
(in thousands)
	Historical			Pro Forma
	Combined	Adjustments		Combined
Net sales	357,986	1,068	(a)	359,054
Cost of sales	160,023	35,108	(a)(b)(c)(d)(e)	195,131
Gross profit	197,963	(34,040)		163,923
Research and development	34,286	2,637	(b) (c)	36,923
Selling, general and administrative	147,035	(5,803)	(a)(b)(c)(d)(e)	141,232
Operating income (loss)	16,642	(30,874)		(14,232)
Other income	2,124	-		2,124
Income (loss) before taxes	18,766	(30,874)		(12,108)
Income taxes	11,690	(2,283)	(f)	9,407
Net income (loss) attributable to Stratasys
Ltd.	7,015	(28,592)		(21,577)

       The specific pro forma adjustments are as follows:

a)	Elimination of one-time expense as arising from the Stratasys-Objet merger related to the amortization of purchase price adjustments for acquired deferred revenues, inventory and order backlog. Such amounts are not reflected above as these are considered nonrecurring charges that are to be included in the statement of operations within twelve months following the transaction.

       Accordingly, pro forma adjustments for one-time expenses have been included as follows:

Year ended
(in thousands)	December 31, 2012
Revenues	$1,068
Cost of sales—Products	(2,824)
Selling, general and administrative	(3,264)

b)	To reflect the amortization of intangible assets arising from the Stratasys-Objet merger. Accordingly, pro forma adjustments for amortization expense have been included as follows:

Year ended
(in thousands)	December 31, 2012
Cost of sales—Products	$36,019
Selling, general and administrative	8,220

c)	To reflect stock-based compensation expense. Objet stock options vest over a four-year period and were only exercisable upon the consummation of a liquidity event. Objet treated the stock options as performance-based awards and concluded that such performance condition was not probable. As a result, no stock-based compensation expense had been recognized on outstanding Objet stock options. The Stratasys-Objet merger was a liquidity event and vested options became exercisable at the date of the Stratasys-Objet merger. Under reverse acquisition accounting, Objet stock options were deemed (for accounting purposes only) to be replaced by Stratasys options. The fair value of these replacement options is determined by using the current Stratasys stock price as an input to the Black-Scholes valuation model. The total fair value of these options of $227.7 million was allocated $183 million to services rendered prior to the merger date based upon vesting and included as part of the purchase price and $44.7 million to services to be rendered after the merger date, and is being included in future stock-based compensation expense. Accordingly, pro forma adjustments to increase stock-based compensation expense have been included as follows:
Year ended
(in thousands)	December 31, 2012
Cost of sales—Products	$1,029
Cost of sales—Services	1,218
Research and development	3,205
Selling, general and administrative	17,190

d)

Elimination of one-time stock-based expense. Under the terms of the option awards, certain Stratasys, Inc. stock options granted prior to the date of the Stratasys-Objet merger agreement were fully exercisable automatically upon the consummation of the Stratasys-Objet merger. Stratasys, Inc. recognized a one-time stock-based compensation expense of $3.8 million on the merger. Such amount is not reflected above as it is considered a nonrecurring charge that is be included in the statement of operations within twelve months following the transaction.

Accordingly, pro forma adjustments for stock-based compensation expense have been included to reduce stock-based compensation expense as follows:

Year ended
(in thousands)	December 31, 2012
Cost of sales—Products	$(295)
Cost of sales—Services	(39)
Research and development	(568)
Selling, general and administrative	(2,909)

e)	Elimination of transaction costs. Total transaction costs related to the merger of $25 million were recorded as an expense in combined selling, general and administrative expenses for the year ended December 31, 2012. These costs have been removed from selling, general and administrative expenses with a pro forma adjustment for the year ended December 31, 2012 as these costs do not have an ongoing impact.

f)	Income tax expense. To reflect the effect of the Stratasys-Objet merger on the (provision) benefit for income taxes (with the exception of non-tax-deductible stock-based compensation expense and transaction costs) for the year ended December 31, 2012.

Results of Operations on Non-GAAP Basis

       The following table sets forth certain unaudited historical non-GAAP data for the year ended December 31, 2013 and unaudited pro forma condensed combined including Objet non-GAAP data for the year ended December 31, 2012.

		2012 Pro Forma
	2013	Combined including
	Non-GAAP	Objet Non-GAAP	Change
Gross profit	$288,890	$208,362	38.6%
Operating income	97,682	74,158	31.7%
Net income attributable to Stratasys Ltd.	81,959	59,588	37.5%

       The following table sets forth certain unaudited historical non-GAAP data for the year ended December 31, 2013 and unaudited pro forma condensed combined non-GAAP data for the year ended December 31, 2012, as a percentage of net sales for the years ended December 31, 2013 and 2012.

		2012 Pro Forma
	2013	Combined including
	Non-GAAP	Objet Non-GAAP
Net sales	100.0%	100.0%
Gross profit	59.4%	58.0%
Operating income	20.1%	20.7%
Net income attributable to Stratasys Ltd.	16.8%	16.6%

       The foregoing non-GAAP data, which exclude the categories of expenses described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after the Stratasys-Objet merger and MakerBot transaction, and (y) excluding non-cash charges for share-based compensation and amortization of intangible assets, which do not reflect actual cash outlays that impact our liquidity or our financial condition, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of merger-related, non-cash compensation and other charges, and may not provide a comparable view of our performance to other companies in our industry. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to any measure of financial performance calculated in accordance with GAAP. A reconciliation of historical and pro forma GAAP to the historical and pro forma non-GAAP results of operations is set forth at the end of the following discussion.

Discussion of Results of Operations on Non-GAAP Basis

Gross Profit

       Gross profit for the past two years, gross profit as a percentage of sales, as well as the percentage change from year to year, were as follows:

		2012 Pro Forma
	2013	Combined including
	Non-GAAP	Objet Non-GAAP	Change
Gross profit	$288,890	$208,362	38.6%
Percentage of sales	59.4%	58.0%

       Non-GAAP gross profit for 2013 increased as compared to non-GAAP gross profit, on pro forma combined basis for Objet, for 2012. The increase was primarily attributable to sales growth in systems, consumables and services as well as the merger with MakerBot on August 15, 2013 as discussed above.

       Non-GAAP gross profit in 2013 as a percentage of sales increased as compared to 2012 on a pro forma combined basis for Objet primarily due to increased systems, consumables and service sales volume to cover fixed overhead, a product mix that favored our higher-margin Production series and high-end Design series systems and strong growth in our high-margin consumables sales.

Operating Income

       Operating income and operating income as a percentage of our total revenues for the last two years, as well as the percentage change in operating income between those years, were as follows:

		2012 Pro Forma
	2013	Combined including
	Non-GAAP	Objet Non-GAAP	Change
Operating income	$97,682	$74,158	31.7%
Percentage of sales	20.1%	20.7%

       Non-GAAP operating income for 2013 increased as compared to non-GAAP operating income, on pro forma combined basis for Objet, for 2012. The increase in operating income was primarily due to the increase in sales and gross profit discussed above. The increase in operating income attributable to sales growth was partially offset by an increase in operating expenses related to research and development initiatives, changes in our product distribution strategy involving independent sales agents, which resulted in increased sales commissions, expenses for strategic initiatives to increase our market presence by intensifying marketing efforts and an increase in administrative expenses and headcount to support our growth. The decrease in operating income as a percentage of sales for 2013 as compared to the prior year reflects our commitment to invest in strategic initiatives in order to support our long-term growth as well as the inclusion of MakerBot.

Net Income Attributable to Stratasys Ltd.

       Net income and net income as a percentage of our total revenues for the last two years, as well as the percentage change in net income between those years, were as follows:

		2012 Pro Forma
	2013	Combined including
	Non-GAAP	Objet Non-GAAP	Change
Net income attributable to Stratasys Ltd.	$81,959	$59,588	37.5%
Percentage of sales	16.8%	16.6%

       Non-GAAP net income in 2013 increased by $22.4 million, or 37.5%, as compared to non-GAAP net income, on a pro forma combined basis for Objet, for 2012. In addition to the factors discussed above, non-GAAP net income increased as compared to the prior year primarily due to a decrease in the effective tax rate. Our effective tax rate has varied significantly since the December 1, 2012 Stratasys-Objet merger due to the lower tax rate in Israel, and changes in mix of income (loss) between the U.S. and Israel. The decrease in the effective tax rate in Israel is a result of our tax benefits granted under the “Approved Enterprise” and “Beneficiary Enterprise” status. We expect to realize significant tax savings based on the determination that some of our industrial projects have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provide certain benefits, including tax exemptions for undistributed income and reduced tax rates. In addition, we are a Foreign Investors Company and Industrial Company as defined by the Israeli Investment Law, which entitles us to further reductions in the tax rate normally applicable to Approved Enterprises and Beneficiary Enterprises, depending on the level of foreign ownership, and certain tax benefits.

       The entitlement to the above benefits is conditional upon our fulfilling the conditions stipulated by the Investment Law and related regulations. Should we fail to meet such requirements in the future, income attributable to our Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and we could be required to refund a portion of the tax benefits already received with respect to such programs.

Reconciliation of GAAP and Non-GAAP Results of Operations

(in thousands)
					2012 Pro Forma		2012 Pro Forma
		2013	Non-GAAP	2013	Combined	Non-GAAP	Combined including
		GAAP	Adjustments	Non-GAAP	including Objet	Adjustments	Objet Non-GAAP
	Gross profit (1)	$226,173	$62,717	$288,890	$163,923	$44,439	$208,362
	Operating income (loss) (1,2)	(28,931)	126,613	97,682	(14,232)	88,390	74,158
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(26,954)	108,913	81,959	(21,577)	81,165	59,588

(1)	Acquired intangible assets
	amortization expense		45,689			37,146
	Deferred revenue and inventory
	purchase price adjustments		13,654			3,892
	Non-cash stock-based compensation
	expense		2,980			2,665
	Merger related expense		394			736
			62,717			44,439

(2)	Acquired intangible assets
	amortization expense		17,066			9,500
	Non-cash stock-based compensation
	expense		21,282			25,189
	Earn-out obligation and performance
	bonus expense		9,867			-
	Merger related expense		15,681			9,262
			63,896			43,951
			126,613			88,390

(3)	Tax expense related to adjustments		(17,575)			(7,225)
	Depreciation and amortization
	expense attributable to non-
	controlling interest		(125)			-
			(17,700)			(7,225)
			$108,913			$81,165

Forward-looking Statements and Factors That May Affect Future Results of Operation

       See “Cautionary Note Regarding Forward-looking Statements” at the beginning of this annual report (following the table of contents).

Variability of Operating Results

       Our sales and profitability may vary in any given year, and from quarter to quarter, depending on the number and mix of products sold and the average selling price of the products, and are also affected by the seasonality of our business. In addition, due to competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

       Our future results will be affected by a number of factors, including our ability to: increase the number of units sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost reduction program succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations and economic conditions in the geographic areas in which we operate. There can be no assurance that our historical performance in sales, gross profit and net income (loss) will improve or even continue, or that sales, gross profit and net income (loss) in any particular quarter will improve over those of preceding quarters, including comparable quarters of previous years. See Item 3.D - “Risk Factors” above.

Effective Corporate Tax Rate

       See “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

       In 2013, we derived a significant portion of our income from facilities granted Approved or Beneficiary Enterprise status, and therefore our effective tax rate was significantly reduced from the historic rate of Stratasys, Inc. See “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments” in Item 4.B above. Income tax expense in our historical financial statements prior to 2013 related primarily to the income taxes of non-Israeli subsidiaries, as income from Objet Ltd. was included only for the month of December, 2012, subsequent to the Stratasys-Objet merger.

       In the event we have taxable income in Israel, derived from sources other than Approved or Beneficiary Enterprises, such income would be taxable at the regular Israeli corporate tax rates described above.

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

Foreign Currency Transactions

       See “Foreign Currency Exchange Risk” in Item 11 below for a discussion of foreign currency transactions.

B. Liquidity and Capital Resources

       A summary of our statement of cash flows for the three years ended December 31, 2013 is as follows:

	2013	2012	2011
Net income (loss)	$(26,907)	$8,823	$20,626
Depreciation and amortization	92,436	19,497	10,348
Deferred income taxes	(19,449)	(2,266)	(113)
Stock-based compensation	24,262	8,874	1,587
Excess tax benefit from stock options	(2,817)	(15,192)	(2,620)
Change in working capital and other	(35,496)	(18,242)	(7,316)
Net cash provided by operating and other activities	32,029	1,494	22,512
Net cash provided by (used in) investing activities	(226,751)	81,518	(38,806)
Net cash provided by financing activities	474,915	30,489	8,769
Effect of exchange rate changes on cash	69	233	63
Change in cash and cash equivalents	280,262	113,734	(7,462)
Cash and cash equivalents, beginning of year	133,826	20,092	27,554
Cash and cash equivalents, end of year	$414,088	$133,826	$20,092

       Our cash and cash equivalents balance increased to $414.1 million at December 31, 2013 from $133.8 million at December 31, 2012. The increase was primarily due to the net proceeds of $462.9 million from the sale of 5,175,000 of our ordinary shares, which closed on September 18, 2013. Cash also increased due to $15.3 million of additional cash provided by financing activities, which primarily reflected the proceeds from the exercise of stock options. These increases were offset by the $226.8 million used in investing activities, which primarily reflected the increase of $180.3 million in short-term bank deposits and the acquisition of $33.3 million of property and equipment. Our cash and cash equivalents balance increased to $133.8 million at December 31, 2012 from $20.1 million at December 31, 2011. The increase was primarily due to $81.5 million of cash provided by investing activities, which reflected the sale and maturity of investments and cash acquired in the Stratasys-Objet merger. In addition, cash provided by financing activities provided $30.5 million in proceeds from the exercise of stock options and the related excess tax benefit.

Cash flow from operating activities

       We generated cash from operating activities of $32.0 million during 2013. The net loss of $26.9 million was favorably adjusted due to non-cash charges for depreciation and amortization of $92.4 million and stock-based compensation expense of $24.3 million. Non-cash charges that unfavorably affected cash from operating activities were the deferred tax benefit and excess tax benefit from stock option exercises.

       Changes in working capital using cash from operations, driven by strong order flow, included a $30.3 million increase in accounts receivable, an increase in our net investment in sales-type leases of $4.9 million and an increase in inventory of $27.1 million in anticipation of continued strong order flow. In addition, an increase in prepaid expenses and other assets, resulted in cash used in operating activities of $2.8 million. Changes in working capital providing cash from operations included a $18.8 million increase in accounts payable and other liabilities, primarily driven by an overall increase in operating expenses. The majority of the remaining cash from operations included an $11.6 million increase in unearned revenues and change in the earn-out obligations of $0.8 million.

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

Cash flow from investing activities

       Our investing activities used cash of $226.8 million in 2013 and $38.8 million in 2011 and provided cash of $81.5 million in 2012. The purchase of short-term bank deposits used cash of $180.3 million for investing activities in 2013. The sale and maturity of investments, net of investment purchases provided $54.9 million and $16.9 million in 2012 and 2011, respectively.

       Property and equipment acquisitions, net of sales, totaled $32.6 million, $11.8 million, and $12.8 million in 2013, 2012 and 2011, respectively. Over the three-year period ended December 31, 2013, our principal property and equipment acquisitions were for manufacturing or engineering development equipment, tooling, leasehold improvements and the acquisition of computer systems and software applications. Payments for intangible assets, including patents and capitalized software, amounted to $4.7 million, $3.0 million and $4.3 million in 2013, 2012, and 2011, respectively.

       The merger with MakerBot used $8.8 million of cash for investing activities in 2013 related to consideration paid net of cash acquired. The all-stock Stratasys-Objet merger provided $41.5 million of cash for investing activities in 2012. The cash acquisition of Solidscape, net of cash acquired, used $38.6 million of cash for investing activities in 2011.

Cash flow from financing activities

       On September 18, 2013, we completed the public offering of 5,175,000 of our ordinary shares and received net proceeds of $462.9 million. Proceeds from the exercise of stock options provided cash of $12.5 million, $15.3 million and $6.1 million in 2013, 2012 and 2011, respectively. The excess tax benefit from the exercise of stock options and warrant was $2.8 million, $15.2 million and $2.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Capital resources and capital expenditures

       Our total current assets amounted to $852.1 million at December 31, 2013, most of which consisted of cash and cash equivalents, short-term bank deposits, accounts receivable, and inventories. Total current liabilities amounted to $137.7 million. Cash and cash equivalents are primarily held in banks in Israel, Switzerland and the U.S., with only minor amounts subject to any restrictions on movement of balances within our company and our subsidiaries. We also entered into a $250 million revolving credit facility on November 8, 2013, which has no balance outstanding and is described in more detail in note 9 to our consolidated financial statements included in Item 18 of this annual report. We believe that we will have adequate cash and cash generated from operating activities to fund our ongoing operations during 2014. We may make investments in property and equipment, process improvements, information technology, or IT, and human resource development activities that will be required for future growth. We estimate that we will spend between approximately $50 million and $70 million in 2014 for property and equipment.

       The initial consideration in the MakerBot transaction was in the form of issuance of our ordinary shares. As described in more detail in note 2 to our consolidated financial statements included in Item 18 of this annual report, MakerBot stakeholders were eligible for performance based earn-out and bonus payments up to an aggregate of 1.8 million shares. The value of any shares earned will be equal to the price of Stratasys ordinary shares on the date the amount of shares is determined. Based on the results for the first earn-out period, which ended on December 31, 2013, we have determined that the earn-out payment will be $12.0 million and the payment for the performance plan will also be $12.0 million (both subject to change in the Stratasys share price between December 31, 2013 and the payment date, which is expected to occur primarily in March 2014). The earn-out and bonus payments will be made in issuance of our stock or in cash, or a combination thereof, at our discretion, which we will determine at the time of payment. The current range of the undiscounted amounts that we could be obligated to pay in 2015 for the second earn-out period that ends December 31, 2014 is between zero and approximately $108.2 million for the earn-out and the same range for the performance bonus plan (both based on Stratasys share price at December 31, 2013).

       As part of our business strategy, we plan to consider and, as appropriate, make acquisitions of other businesses, products, product rights or technologies. Our cash reserves, other liquid assets and availability under our revolving credit facility may be inadequate to consummate such acquisitions and it may be necessary for us to issue shares or raise substantial additional funds in the future to complete future transactions. In addition, as a result of our acquisition efforts, we are likely to experience significant charges to earnings and significant cash outflows for mergers and related expenses (whether or not our efforts are successful) that may include transaction costs, closing costs or costs of restructuring activities.

Revolving credit facility

       On November 8, 2013, our company and Stratasys International Ltd., our wholly-owned subsidiary, which served as borrower, entered into a credit agreement with Bank of America, N.A., or BofA, as administrative agent and swing line lender, and the other lenders party thereto. Under the credit agreement, Citibank, N.A. and HSBC Bank USA, National Association, serve as co-syndication agents and Silicon Valley Bank serves as documentation agent.

       The credit agreement provides for a five year revolving credit facility in an aggregate principal amount of up to $250 million. The revolving credit facility permits swing line loans of up to the lesser of: (1) $25 million and (2) the aggregate commitments of all the lenders. The borrower has the right to make up to three requests to increase the aggregate commitments under the revolving credit facility by an aggregate amount for all such requests of up to $75 million, provided that, in each case, the lenders (including new lenders who are eligible assignees under the credit agreement) are willing to provide such new or increased commitments and certain other conditions are met.

       All of the obligations under the credit agreement are unconditionally guaranteed by our company and by our (and the borrower’s) active U.S. and Israeli subsidiaries (excluding, through the end of 2014, MakerBot and its subsidiaries).

       At the borrower’s option, revolving loans under the credit agreement (other than swing line loans) will accrue interest based on either (i) the Eurodollar Rate (the London Interbank Offered Rate, or LIBOR) plus a margin based on our Consolidated Leverage Ratio (defined as consolidated funded indebtedness over consolidated EBITDA (as defined in the credit agreement) for the previous rolling four quarters (to which we refer as the leverage ratio); or (ii) a base rate of (a) the federal funds rate plus a margin, (b) BofA’s announced prime rate, or (c) the Eurodollar Rate plus a margin, whichever is highest, plus a margin that is dependent on the leverage ratio (we refer to the foregoing interest rate under the credit agreement as the base rate). Swing line loans will accrue interest at the base rate plus the then-applicable margin for base rate loans.

       Payments of the principal amounts of (i) revolving loans are due on the fifth anniversary of the closing of the facility, which we refer to as the maturity date, and (ii) swing line loans are due on the earlier of (a) 10 business days after such loan is made, or (b) the maturity date. Interest on Eurodollar Rate Loans is payable on the last day of each interest period (provided that if an interest period exceeds three months, such interest payments are also due on the dates falling every three months after the beginning of such interest period) and, for any base rate loan, is payable on the last business day of each calendar quarter.

       Borrowings under the credit agreement are available for general corporate purposes (including, without limitation, permitted acquisitions and investments) and for other permitted purposes set forth in the credit agreement.

       The borrower must also pay a commitment fee on the unused portion of the revolving credit facility at a rate of 0.375% to 0.425% based on the leverage ratio.

       The borrower may prepay, reduce or terminate the commitments, in whole or in part, in minimum amounts without premium or penalty, other than customary breakage costs with respect to Eurodollar Rate borrowings.

       The credit agreement contains customary representations and warranties, and affirmative and negative covenants. The negative covenants include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions. The negative covenants are each subject to a number of specific exceptions, as well as broader exceptions which are a function of our consolidated financial status. These broader exceptions include, among other things, the ability of our company, the borrower, or any of their subsidiaries to make investments, consummate acquisitions (as such terms are defined in the credit agreement), and incur additional unsecured indebtedness in the form of convertible unsecured bonds or similar convertible securities, as long as certain conditions are met. We believe that we were in compliance with the affirmative covenants under the credit agreement as of December 31, 2013.

       The credit agreement also contains customary events of default that entitle the lenders to cause any or all of the borrower’s indebtedness to become immediately due and payable, including, among other things: (i) failure to pay any principal when due and payable; (ii) failure to pay interest within five days after it is due; (iii) failure to comply with certain covenants and representations; (iv) a change of control (as defined in the credit agreement); (v) cross-defaults based on defaults under certain other agreements; (vi) the maintenance by us of material monetary judgments that remain unstayed; (vii) insolvency and bankruptcy defaults. There are also customary grace periods provided before certain events are deemed events of default under the credit agreement.

Contractual obligations

       For information concerning our material commitments as of December 31, 2013, see Item 5.F below (“Tabular Disclosure of Contractual Obligations”).

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

F. Tabular Disclosure of Contractual Obligations.

       The following table summarizes our material known contractual obligations and commitments as of December 31, 2013 that we expect to require significant cash outlays in the future (in thousands):

	Payments Due by Period
		Less Than	1-3	3-5	More Than
		1 Year	Years	Years	5 Years
					2019 and
	Total	2014	2015-2016	2017-2018	Thereafter
Operating lease obligations (1)	64,847	$7,058	$15,936	$10,883	$30,970
Purchase obligations (including
purchase orders)	65,765	65,765	-	-	-
	$130,612	$72,823	$15,936	$10,883	$30,970
____________________

(1)	Includes lease obligations for facilities.

     The total amount of unrecognized tax benefits for uncertain tax positions was $7.4 million as of December 31, 2013. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

     The following table lists the names and ages of our current directors, as well as the names, ages and positions of the current members of our senior management, as of the filing date of this annual report:

Name	Age	Position
S. Scott Crump	60	Chairman of the Board of Directors and Chief Innovation Officer
Elchanan Jaglom	72	Chairman of the Executive Committee
David Reis	53	Chief Executive Officer and Director
Edward J. Fierko	72	Director
Ilan Levin	48	Director
John J. McEleney	51	Director
Clifford H. Schwieter	66	Director
Ziva Patir	64	Director
Eyal Desheh	61	External Director
Victor Leventhal	69	External Director
Erez Simha	51	Chief Financial Officer and Chief Operating Officer (Israel)

     S. Scott Crump, who has served as our Chairman of the Board since the Stratasys-Objet merger and as our Chief Innovation Officer since February 2013, previously served as Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys-Objet merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. During the period from 1982 to 1988, Mr. Crump was a co-founder and Vice President of Sales of IDEA, Inc., which later changed its name to SI Technologies, Inc., a leading manufacturer of force, load and pressure transducers. Mr. Crump continued to be a director and shareholder of that company until its sale to Vishay Intertechnologies, Inc. (NYSE: VSH) in April 2005. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

     Elchanan Jaglom has served as Chairman of the Executive Committee of our company since the Stratasys-Objet merger. Prior to that time, he served as Chairman of Objet’s board of directors from 2001 until the Stratasys-Objet merger. Mr. Jaglom also served as the Chairman of Diamond Capital Management Ltd., the investment manager of the Diamond Group of investment funds, until January 2, 2014. In parallel to his involvement with these entities, Mr. Jaglom has been involved in investment management of funds, private equity and venture capital investment since the early 1980s, focusing primarily on early-stage technology companies. He is currently a member of the Board of Trustees of the Tel Aviv Museum of Art and the Ben Gurion University of the Negev. He holds a bachelor’s degree in economics and statistics from the Hebrew University in Jerusalem and an M.B.A. from New York University.

     David Reis has served as our (and, prior to the Stratasys-Objet merger, as Objet’s) Chief Executive Officer since March 2009 and as a director since June 2013. He also served as a director of Objet from 2003 until the closing of the Stratasys-Objet merger. Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion/Israel Institute of Technology and an M.B.A. from the University of Denver.

     Edward J. Fierko, who has served as a director of our company since the Stratasys-Objet merger, also served in that capacity for Stratasys, Inc. from February 2002 until the merger. Since May 2003, Mr. Fierko has been President of EJF Associates, a consulting firm. From March 2003 to May 2003, Mr. Fierko was Vice President of GE Osmonics, Inc., a manufacturer of reverse osmosis water filtration devices. From November 1999 through February 2003, he served as President and Chief Operating Officer of Osmonics, and from November 1998 to September 1999 he served as Executive Vice President of Osmonics. From September 1987 to August 1998, Mr. Fierko was President and CEO of Ecowater International, a holding company with operating companies in the water, waste and special process treatment industry. Prior to that, Mr. Fierko held several management positions over a 23-year career at General Electric Company (NYSE: GE). He holds a B.S. in Accounting from La Salle University.

     Ilan Levin has served as a director of our company since 2000. Mr. Levin was appointed as President and Vice Chairman of the Objet board in February 2011, in which position he remained until the Stratasys-Objet merger. He has been involved in venture capital and private equity investment activity since 1997, acting as a member of the board of directors and as an advisor for a wide variety of technology-related companies, as well as a director for Vision Sigma Ltd. (TLV: VISN:IT). From 2003 through 2009, he served as Chief Executive Officer of CellGuide Ltd. He holds a B.A.Sc. from the University of Toronto and an LL.B. from Tel Aviv University.

       John J. McEleney, who has served as a director of our company since the Stratasys-Objet merger, served as a director of Stratasys, Inc. from 2007 until the Stratasys-Objet merger. He is the Chief Executive Officer of Onshape Inc. a venture backed start-up company focused on applying modern computing to the 3D product design market. Prior to Onshape he was the Chief Executive of Cloud Switch, which was acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (NASDAQ: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.

     Clifford H. Schwieter has been a director of our company since the Stratasys-Objet merger, after having served in that same capacity for Stratasys, Inc. from 1994 until the merger. Since 2009, Mr. Schwieter has been the President and a Managing Director of C.H. Schwieter and Associates, LLC, a management and financial consulting firm; he also served in that capacity from 1994 to 2002. From 2002 to 2009, Mr. Schwieter was the President and Chief Executive Officer of Concise Logic, Inc., a software development company focused on semiconductor design tools. From July 1992 to March 1994, he served as President, Chief Executive Officer and a director of Centric Engineering Systems, Inc., which was engaged in the development of mechanical design and analysis software for computing systems ranging from workstations to mainframes and massively parallel networked computing environments. Mr. Schwieter was Vice President and General Manager of the Electronic Imaging Systems Division of the DuPont Company (NYSE: DD) from 1986 to 1991. From 1971 to 1986, Mr. Schwieter was with the General Electric Company (NYSE: GE), where he served as Vice President of GE’s Calma Company from 1985 to 1986 and was responsible for that subsidiary’s worldwide business in the mechanical design and factory automation arena. He was President and Representative Director of GE Industrial Automation, Ltd., a joint venture between GE and C. Itoh & Company located in Tokyo, from 1982 to 1985. He holds a B.S. in Industrial Management from the University of Cincinnati.

     Ziva Patir has served as our director since June 2013, when she was elected as an unclassified director pursuant to an amendment to our amended articles that was adopted in June 2013. Since February 2014, Ms. Patir serves on the board of directors of ELTA Systems Ltd., an Israeli provider of defense products and services. She also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel, a position that she has held since 2003. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, a position that she held from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 1985 to 1996, Ms. Patir served as the Director of the Quality and Certification Division of SII and held various managerial positions in the Industry and Standardization Divisions from 1976 to 1985. From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), as well as chair of the Technical Management Board, leading overall management of ISO technical work. ISO is the world’s largest developer and publisher of international standards. From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

     Eyal Desheh serves as an external director of our company. His appointment to that position was effective upon the closing of the Stratasys-Objet merger, on December 1, 2012, and was ratified by our shareholders in February 2013. Mr. Desheh currently serves as Chief Financial Officer of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), a global pharmaceutical and drug company, and also served in that capacity from July 2008 to October 2013 (with the additional title of Group Executive Vice President since 2012). From October 2013 to February 2014, Mr. Desheh served as Acting President and Chief Executive Officer of Teva. From 2000 until 2008, he served as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. (NASDAQ:CHKP), a global leading provider of network security solutions. From 1996 until 2000 he served as CFO of Scitex Corporation Ltd. (NASDAQ & TASE: SCIX), and from 1989 until 1996, he served as deputy CFO of Teva Pharmaceuticals Ltd. Mr. Desheh holds a B.A. in Economics and an M.B.A. in Finance, both from the Hebrew University in Jerusalem.

     Victor Leventhal serves as an external director of our company. His appointment to that position was effective upon the closing of the Stratasys-Objet merger, on December 1, 2012, and was ratified by our shareholders in February 2013. Mr. Leventhal has served as a consultant to SolidWorks Corporation, a 3D CAD software company, since 2006. From 2001 to 2006, he was a Group Executive for Dassault Systemes S.A. (NASDAQ: DASTY), the parent company of SolidWorks, where he served on the Global Management Committee. From 1995 to 2001, Mr. Leventhal was the Chief Operating Officer of SolidWorks, where he was responsible for growing the business from its inception. From 1990 to 1995, Mr. Leventhal was the Chief Executive Officer of CAD Solutions, LLC, a leading reseller of 2D and 3D CAD products, which he helped grow from a $5 million company to a $32 million company. From 1985 to 1990, he held numerous executive positions, including serving as the Executive Vice President of Computerland, the largest computer retailer at the time, where he was responsible for franchise development, major account sales, marketing, training, purchasing and vendor relations. Prior to that time, he held various administrative, operations, marketing and financial positions at IBM for 18 years. He is currently serving on the Advisory Board for SalesKatz, a company providing information to sales people using proprietary search engine technology. He has also served on the boards of directors of Solido, a 3D printing company, Graphisoft, an architectural software company, and 3D Express, a startup company in the rapid prototyping industry. Mr. Leventhal received a B.B.A. from the University of Texas.

     Erez Simha, who joined Objet in November 2011 as its Chief Operations Officer and Chief Financial Officer, has served as our Chief Financial Officer and as our Chief Operating Officer (Israel) (and, since January 2014, the Chief Operating Officer of our entire company) since the Stratasys-Objet merger. Previously, he served as Corporate Vice President and Chief Financial Officer of Orbotech Ltd. (NASDAQ GS: ORBK), a developer of automated optical inspection systems and imaging solutions, from July 2009 to March 2011, prior to which he had served in several other capacities at Orbotech and its affiliates, including as Corporate Vice President for Finance from September 2008 to June 2009, Vice President of Finance and Operations at Orbotech Pacific Ltd. from April 2007 to August 2008 and Vice President of Finance, Operations and Customer Support at Orbotech S.A. from May 2004 to March 2007. Prior to joining Orbotech, Mr. Simha served as Chief Financial Officer of Wiseband Communications Ltd., a developer of digital multi carrier power amplifiers for the wireless communications industry, from 2000 to 2004; as the general manager of a private company engaged in the import and distribution of professional and technical equipment for the building and metal industries, from 1994 to 2000; and as the controller of Mishkan—Hapoalim Mortgage Bank, from 1990 to 1994. Mr. Simha is a certified public accountant and holds a B.A. in economics and accounting and an M.B.A. from Tel Aviv University.

Arrangements for Election of Directors and Members of Management; Family Relationships

     As agreed upon in the merger agreement and as reflected in our amended articles, until December 1, 2014, the second anniversary of the merger, our board of directors will include: (i) four class A directors, including one external director, who were appointed by Objet’s board of directors prior to the merger; (ii) four class B directors appointed by the Stratasys, Inc. board of directors prior to the merger; and (iii) one class B director, appointed by the Stratasys, Inc. board of directors and approved by Objet’s board of directors prior to the merger. As a result of an amendment to our amended articles that was adopted at our 2013 annual general meeting of shareholders, our board now also includes one unclassified director, who serves for a one-year term and is subject to election once again in 2014. For additional information concerning the arrangement for election of class A and class B directors, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below. There are no family relationships among any directors or members of our senior management.

B. Compensation.

     The following table presents all compensation that we paid, or accrued, during the year ended December 31, 2013 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table does not include any amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during this period.

	Salaries, Fees, Bonuses	Pension,
	Commissions, and	Retirement
	Related Benefits Paid	and Other Similar
	or Accrued (1)	Benefits Accrued
All directors and members of senior management as a group,
consisting of 12 persons (2)	$2,674,512 (3)	$99,407
____________________

(1)	Does not include the value attributable to stock option grants. For a discussion of stock option grants to our directors and members of senior management, see below.

(2)	Comprised of the 11 directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above, as well as one additional director who resigned from our board of directors in June 2013.

(3)	This compensation amount for the year ended December 31, 2013 excludes an aggregate of $0.2 million of bonuses that were paid in 2013 in respect of services that had been performed during the previous year.

     Pursuant to the Companies Law, the fees payable to our directors require approval by (i) the compensation committee of our board, (ii) the board of directors and (iii) our shareholders (in that order). Please see “Compensation Policy and Committee” in Item 6.C (“Board Practices”) below for further information regarding the requirements under the Companies Law in connection with the compensation of directors.

     The following table sets forth the directors’ fees, salary or other compensation (excluding value attributable to stock option grants and excluding reimbursement for reasonable expenses incurred in connection with services) that is payable to each of our current directors on an annual basis:

			Per Meeting Fee
			(In
			Person/
Name of Director	Annual Fee/Salary		Telephonic)
S. Scott Crump	$440,570	(1)	--
Elchanan Jaglom	$420,000	(2)
David Reis	$874,983	(3)	--
Edward J. Fierko	$51,500		$1,500/ $250
Ilan Levin	$357,919	(4)	--
John J. McEleney	$50,500		$1,500/ $250
Clifford H. Schweiter	$43,750		$1,500/ $250
			NIS3,750/
Ziva Patir	$19,404	(5)	NIS2,250
			NIS3,750/
Victor Leventhal	$47,359		NIS2,250
			NIS3,750/
Eyal Desheh	$54,640		NIS2,250
____________________

(1)	Constitutes the aggregate salary payable to Mr. Crump for all of the services that he provides to our company, including in respect of his roles as Chairman of the Board and Chief Innovation Officer of our company. Our shareholders have also approved (prior to the merger) a bonus target of $177,716 for Mr. Crump.

(2)	Constitutes salary payable in respect of the consulting and director services provided by an entity affiliated with Mr. Jaglom. Does not include Israeli value added tax, or VAT, that is due on the salary payable to Mr. Jaglom.

(3)	Constitutes the aggregate salary (excluding VAT) payable to Mr. Reis for all of the services that he provides to our company, including in respect of his role as Chief Executive Officer, as well as an estimated bonus that may be paid to Mr. Reis in respect of 2013. This total compensation amount includes an estimated bonus that may be paid to Mr. Reis in respect of 2013. The foregoing bonus has not been finalized yet and may furthermore not be payable at all if not approved by the company's shareholders, in accordance with the requirements of the Companies Law.

(4)	These amounts exclude other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car that we provide to Mr. Levin.

(5)	Does not include VAT that is due on the fees payable to Ms. Patir.

     During the year ended December 31, 2013, we granted stock options to purchase an aggregate of $195,582 of our ordinary shares to certain of our directors and members of our senior management. Information concerning those options that were granted to our directors during 2013 (including a director who no longer serves on our board of directors currently) is set forth in the table below:

	Number of Shares	Exercise Price
	Underlying Options	per Ordinary	Expiration Date of
Name of Director	Granted	Share	Options
S. Scott Crump	100,000	$82.15	June 21, 2023
Edward J. Fierko	22,000	$82.15	June 21, 2023
John J. McEleney	22,000	$82.15	June 21, 2023
Clifford H. Schweiter	22,000	$82.15	June 21, 2023
Ziva Patir	29,582	$82.15	June 21, 2023

     Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set annually by our Chief Executive Officer and approved by our compensation committee and our board of directors, in that order. These same corporate bodies also set the bonus targets for our Chief Executive Officer. In accordance with a December 2012 amendment to the Companies Law, we have adopted a compensation policy that governs the compensation of our directors and senior management and which has been approved by (i) the compensation committee of our board, (ii) the board of directors and (iii) our shareholders (in that order). Please see “Compensation Policy and Committee” in Item 6.C (“Board Practices”) below for further information.

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

     Under our amended articles, which were effective upon the merger, other than during the initial two-year term following the merger, our board of directors must consist of at least seven and not more than 11 directors, including at least two external directors required to be appointed under the Companies Law. As agreed upon in the merger agreement and as reflected in our articles, for an initial two year term following the merger (which will conclude on December 1, 2014), our board of directors will include (i) four class A directors, including one external director, who were appointed by Objet’s board of directors prior to the merger; (ii) four class B directors appointed by the Stratasys, Inc. board of directors prior to the merger; and (iii) one class B director who also serves as an external director, appointed by the Stratasys, Inc. board of directors and approved by Objet’s board of directors prior to the merger. Our current class A directors consist of Elchanan Jaglom, Ilan Levin, David Reis and Eyal Desheh, while our current class B directors consist of S. Scott Crump, Edward J. Fierko, John J. McEleney, Clifford H. Schwieter and Victor Leventhal. The appointment of Messrs. Desheh and Leventhal, who serve as our class A and class B external directors, respectively, was ratified by our shareholders in February 2013.

     As a result of an amendment to our amended articles that was adopted by a supermajority constituting 75% of the total voting power of our company at our 2013 annual general meeting of shareholders, our board now also includes one unclassified director. Ms. Ziva Patir, who currently serves as our unclassified director, was elected by our shareholders in 2013 for a one-year term by a vote of the holders of a majority of the voting power represented at that meeting. Our unclassified director will be subject to election by our shareholders once again at our annual general meeting of shareholders in 2014.

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

     In accordance with the exemption available to foreign private issuers under the NASDAQ Listing Rules, we do not follow the requirements of the NASDAQ rules with regard to the process of nominating directors. Instead, we follow Israeli law and practice, in accordance with which, following the initial two-year term, our board of directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election. Under the Companies Law and our amended articles, nominations for directors may also be made by any shareholder holding at least one percent (1%) of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been delivered to our registered Israeli office by January 31 of the calendar year in which the upcoming annual general meeting will be convened.

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

     Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and compensation committee must include all external directors then serving on the board of directors. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to applicable regulations. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

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

     Under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as either an external director or as a director who meets the following criteria:

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

     The members of our audit committee consist of Edward J. Fierko, along with our two external directors, Messrs. Desheh (who serves as chairman of the audit committee) and Leventhal. Our board of directors has determined that each of Messrs. Fierko, Desheh and Leventhal meets the independence requirements set forth in the Listing Rules of the NASDAQ Stock Market and in Rule 10A-3 under the Exchange Act, as well as the independence criteria under the Companies Law.

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

     Under the Companies Law, our audit committee is responsible for (i) determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices, (ii) determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary) (see “—Approval of related party transactions under Israeli Law” below in this Item 6.C), (iii) determining standards and policies for determining whether a transaction with a controlling shareholder or a transaction in which a controlling shareholder has a personal interest is deemed insignificant or not and the approval requirements (including, potentially, the approval of the audit committee) for transactions that are not insignificant including the types of transactions that are not insignificant, (iv) where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board and propose amendments thereto, (v) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (vi) examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor and (vii) establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees. Our audit committee may not approve an action or a related party transaction, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Executive Committee

     Upon the closing of the merger, our board of directors appointed an executive committee. The role of this committee is to oversee the integration of our constituent companies, and to assist in the implementation of the business strategy of our company, subject to board approval for matters outside of the ordinary course of business (as is required under the Companies Law). The representation of each of our constituent companies on the executive committee is equal. Messrs. Elchanan Jaglom, who serves as chairman of the executive committee, and Mr. Eyal Desheh, who along with Mr. Jaglom was nominated by Objet to serve on the committee, serve alongside Messrs. Scott Crump and John McEleney, who were Stratasys, Inc. directors before the merger. Mr. David Reis, by virtue of his role as our Chief Executive Officer, serves in an observer capacity on the committee.

Compensation Policy and Committee

     Under a December 2012 amendment to the Companies Law, we have appointed a compensation committee and established a policy regarding the terms of engagement of office holders, or a compensation policy. Such compensation policy was set by our board, after considering the recommendations of our newly-appointed compensation committee, and was approved by our shareholders in September 2013.

     The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of our office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy also relates to certain factors, including advancement of our objectives, our business and our long-term strategy, and creation of appropriate incentives for executives. It also considers, among other things, our risk management, size and the nature of our operations. The compensation policy furthermore considers the following additional factors:

  the knowledge, skills, expertise and accomplishments of the relevant director or executive;
  the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;
  the relationship between the terms offered and the average compensation of the other employees of our company, including those (if any) employed through manpower companies;
  the impact of disparities in salary upon work relationships in our company;
  the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and
  as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, our company’s performance during that period of service, the person’s contribution towards our company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving our company.

     The compensation policy also includes the following principles:

  the link between variable compensation and long-term performance and measurable criteria;
  the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;
  the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in our financial statements; and
  the minimum holding or vesting period for variable, equity-based compensation.

     The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

     Under the amendment, our compensation committee is responsible for recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and is charged with duties related to the compensation policy and to the compensation of our office holders as well as functions related to approval of the terms of engagement of office holders, including:

  recommending whether our compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);
  recommending to our board periodic updates to the compensation policy;
  assessing implementation of the compensation policy; and
  determining whether the compensation terms of the chief executive officer of our company need not be brought to approval of the shareholders (under special circumstances).

     The compensation committee must consist of at least three (3) members, including all of our external directors. Each remaining compensation committee member must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) committee membership and (b) who may not be present during committee deliberations (as described under “—Approval of Related Party Transactions Under Israeli Law—Fiduciary Duties of Directors and Executive Officers—Disclosure of Personal Interests of an Office Holder” below).

     The NASDAQ Listing Rules also require that the compensation of the chief executive officer and all other executive officers of our company be determined, or be recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee consisting solely of independent directors. We have opted to follow home country practice (in keeping with the Companies Law requirements described above) for our compensation committee in lieu of these NASDAQ requirements, given that the two sets of requirements are not identical. See Item 16.G of this annual report (“Corporate Governance”) below.

     We appointed our compensation committee in mid-2013. The committee consists of Victor Leventhal, as chairman, Eyal Desheh and Ziv Patir. After the compensation committee recommended approval of our compensation policy, our board of directors approved it in August 2013 and our shareholders approved it on September 12, 2013.

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

     The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. Moshe Cohen of Chaikin Cohen Rubin & Co. serves as our internal auditor since his appointment effective upon the Stratasys-Objet merger.

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

     The engagement of a controlling shareholder as an office holder or employee requires the same approvals as are described immediately above, except that the approval of the compensation committee, rather than the audit committee, is required.

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

     Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our compensation committee and our board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders. See “—Approval of Related Party Transactions Under Israeli Law—Fiduciary Duties of Directors and Executive Officers” above in this Item 6.C.

     Our amended articles permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

     We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, effective as of the Stratasys-Objet merger, we have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by Israeli law. Furthermore, until the sixth anniversary of the effective time of the Stratasys-Objet merger, we are covering the directors and officers of Stratasys, Inc. and its subsidiaries with respect to acts or omissions occurring prior to the effective time of the merger. The limits, terms and conditions of this coverage are at least as favorable as the limits, terms and conditions in the policy that Stratasys, Inc. maintained up to the effective time of the Stratasys-Objet merger.

Directors’ Service Contracts

     For a description of service contracts that we have entered into with our directors that provide for benefits upon termination of employment or other service, please see Item 7.B, “Related Party Transactions— Employment and Consulting Agreements with Directors and Executive Officers” below.

D. Employees

     The number of our full-time equivalent employees, and the distribution of employees (i) geographically and (ii) within the divisions of the company, in each case as of December 31, 2013, 2012 and 2011 are set forth in the two tables below. The number of employees that is provided as of December 31, 2011 reflects just the number of employees of Stratasys, Inc. and its subsidiaries (and excludes employees of Objet and its subsidiaries as of that date).

	Number of full-time equivalent employees
	by region as of December 31,
Region	2013	2012	2011
North America	1,155	645	63
Europe & Middle East	507	412	330
Asia Pacific	145	83	32
Latin America	12	15	13
Total	1,819	1,155	438

	Number of full-time equivalent employees
	by function as of December 31,
Division	2013	2012	2011
Operations and support	541	369	99
Research and development	267	228	96
Customer service	216	161	89
Sales and marketing	515	249	89
General and administrative	280	148	65
Total	1,819	1,155	438

     During the years covered by the above tables, we did not employ a significant number of temporary employees.

     The large increase in the size of our workforce in 2012 was primarily due to the Stratasys-Objet merger, as a result of which we gained a significant number of employees of what was formerly Objet in various regions worldwide.

     While none of our employees is party to a collective bargaining agreement, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israel Ministry of Labor. These provisions primarily concern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

     We have never experienced any employment-related work stoppages. We believe that our relationship with our employees is good.

     The employees of our subsidiaries are subject to local labor laws and regulations that vary from country to country.

E. Share Ownership.

     The following table lists, as of February 1, 2014, the number of our ordinary shares owned, and stock options held, by each of our directors and members of our senior management:

Name	Shares of Stratasys (1)		Stratasys stock options (3)
	Number of	Percent of	Number held (4)		Exercise	Expiration
	shares	outstanding		Not	price	date
	beneficially	shares	Exercisable	exercisable	per share
	owned (2)	beneficially	within 60 days	within 60 days
		owned (2)
S. Scott Crump Chairman of the Board	340,924 (5)	*	14,000	-	$9.90	June 3, 2015
			16,000	-	$18.26	February 12, 2016
			18,000	-	$25.50	August 29, 2017
			3,600	14,400	$46.87	June 18, 2018
			-	100,000	$82.15	June 21, 2023
Elchanan Jaglom Chairman of Executive Committee	See table in Item
	7.A “major
	Shareholders”
	below
David Reis Chief Executive Officer and Director	347,498	*	230,654	-	$6.52	December 31, 2017
			51,782	-	$2.21	December 31, 2017
Edward J. Fierko Director	106,000	*	8,400	-	$9.90	June 3, 2015
			16,000	-	$18.26	February 12, 2016
			18,000	-	$25.50	August 29, 2017
			3,600	14,400	$46.87	June 18, 2018
			-	22,000	$82.15	June 21, 2023
Ilan Levin	135,270	*	78,488	21,574	$7.82	December 31, 2017
Director			56,782	-	$2.21	December 31, 2017
John J. McEleney	-	0%	-	14,400	$46.87	June 18, 2018
Director			-	22,000	$82.15	June 21, 2023
Clifford H. Schwieter	862	*	-	14,400	$46.87	June 18, 2018
Director			-	22,000	$82.15	June 21, 2023
Ziva Patir	-	0%	-	29,582	$82.15	June 21, 2023
Director
Eyal Desheh	7,551	*	7,551	9,708	$7.82	December 1, 2022
Director
Victor Leventhal	2,367	*	2,367	22,812	$74.95	December 1, 2022
Director
Erez Simha	*	*	*	*	*	*
Chief Financial Officer (6)

____________________

*	Constitutes less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.

(2)	In accordance with Rule 13d-3 under the Exchange Act, number of shares and the percentages shown for individual persons or groups include any ordinary shares underlying stock options held by such person or group that were exercisable within 60 days of February 1, 2014 and that are also reflected in the column titled “Stratasys stock options — Number held — Exercisable within 60 days.” Further in keeping with such Rule 13d-3, computation of percentage ownership is based upon 49,258,924 ordinary shares outstanding at February 1, 2014, plus such number of ordinary shares as such person or group (but not any other person or group) had the right to receive upon the exercise of stock options within 60 days thereof.

(3)	For a description of Stratasys’ stock option plans, please see “Stock Option and Share Incentive Plans” in this Item below. All options granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.

(4)	Each stock option is exercisable for one ordinary share.

(5)	Includes 196,294 ordinary shares owned of record by Mr. Crump’s wife.

(6)	Because Mr. Simha beneficially owns less than 1% of our outstanding ordinary shares and his beneficial ownership has not previously been disclosed to our shareholders or otherwise made public, it is being omitted from this annual report pursuant to an allowance provided by the SEC’s Form 20-F.

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

     We will not be making any further awards under the 2004 Plan. A total of 775,000 ordinary shares are issuable upon exercise of options that are vested and currently exercisable under this plan.

2012 Omnibus Equity Incentive Plan

     Our 2012 Omnibus Equity Incentive Plan, which became effective at the effective time of the Stratasys-Objet merger, provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to our company or any of our affiliates. Following the approval of the 2012 Plan by the Israeli tax authorities, we will only grant options or other equity incentive awards under the 2012 Plan, although previously-granted options and awards will continue to be governed by the 2004 Plan. Under the 2012 Plan, there were 2,500,000 ordinary shares originally reserved for issuance, none of which was granted prior to the effectiveness of the merger. Upon the adoption of an amendment to the 2012 Plan at our extraordinary general meeting of shareholders in February 2013, the reserved pool under the plan consisted of 4,000,000 shares, which will be automatically increased annually on January 1 (beginning on January 1, 2014) by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by our board of directors, if so determined prior to the January 1 on which the increase will occur. Pursuant to that provision, on January 1, 2014, the pool of shares under the 2012 Plan was automatically increased by 500,000 shares, to 4,500,000 shares total.

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

     Under the 2012 Plan, we are expected to grant options to our employees, directors and officers who are not controlling shareholders and are considered Israeli residents, under the capital gains track. In order to comply with the terms of the capital gains track, all options granted under the 2012 Plan pursuant and subject to the provisions of Section 102 of the Tax Ordinance, as well as the ordinary shares to be issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two years after the date of the grant.

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

Stratasys, Inc. Plans

     Pursuant to the Stratasys-Objet merger agreement, upon the consummation of the Stratasys-Objet merger, each option exercisable for one share of Stratasys, Inc. common stock converted into an option to purchase one ordinary share of Stratasys Ltd. Furthermore, we assumed the obligations of Stratasys, Inc. related to the issuance of shares underlying those options under its then-existing option plans, consisting of the Stratasys, Inc. 1998 Incentive Stock Option Plan, Stratasys, Inc. 2000 Incentive Stock Option Plan, Stratasys, Inc. 2002 Long-Term Performance and Incentive Plan, and Stratasys, Inc. 2008 Long-Term Performance and Incentive Plan, which we refer to collectively as the Stratasys, Inc. plans. Each option so assumed pursuant to the Stratasys-Objet merger agreement remains governed by the terms and conditions of the relevant grant instrument as well as the Stratasys Inc. plan under which it was granted (with appropriate changes to reflect Stratasys Ltd. as the company whose shares are issuable upon exercise of the option). A total of 239,000 ordinary shares are issuable upon exercise of options that are vested and currently exercisable under the Stratasys, Inc. plans.

     The following table presents certain option data information for the above-described stock option and share incentive plans as at February 1, 2014:

					Weighted
	Total				Average
	Ordinary	Aggregate		Aggregate	Exercise
	Shares	Number of		Number of	Price of
	Reserved for	Options	Shares Available	Options	Outstanding
Plan	Option Grants	Exercised	for Future Grants	Outstanding	Options
2004 Plan	-	-	None	1,160,168	$9.27
2012 Plan	4,500,000	388,131	4,111,869	387,833	$84.67
Stratasys, Inc.
Plans	-	-	None	459,432	$34.70
Totals	4,500,000	388,131	4,111,869	2,007,433	$29.66

     On December 3, 2012, we filed a registration statement on Form S-8 to register the issuance of ordinary shares in respect of then-outstanding options to directors, officers, employees and eligible consultants under the 2004 Plan and the Stratasys, Inc. plans. On September 3, 2013, we filed a registration statement on Form S-8 to register the issuance of ordinary shares underlying options granted or to be granted under the 2012 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

Ownership by Major Shareholders

     The following table presents based on the most recent beneficial ownership reports filed with the SEC at or slightly after February 1, 2014 the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our major shareholders). The data presented is based on information provided to us, or disclosed in public filings with the SEC, by the major shareholders.

     Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. The table below includes the number of shares underlying options that are exercisable within 60 days after February 1, 2014. Shares issuable upon the exercise of such options are deemed to be outstanding for the purpose of computing the ownership percentage of the person or group holding such options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person or group. The percentage of outstanding ordinary shares is based on 49,258,924 ordinary shares outstanding as of February 1, 2014.

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

		Options	Total
		Exercisable	Beneficial	Percentage
Beneficial Owner	Ordinary Shares	within 60 Days	Ownership	Ownership
Samson Capital, LLC (1)	3,172,787 (2)	--	3,172,787	6.4%
Roy J. Zuckerberg	3,737,027 (3)	--	3,737,027	7.6%
Elchanan Jaglom	3,698,625 (4)	--	3,698,625	7.5%
____________________

(1)	Samson Capital, LLC is a limited liability company organized under the laws of the State of Delaware. The outstanding membership interests of Samson Capital, LLC are held by Roy J. Zuckerberg (74.1% interest), Michael Jaglom (18.5% interest) and an entity holding membership interests for the benefit of Elchanan Jaglom and members of his family. Michael Jaglom and Elchanan Jaglom are cousins. Roy J. Zuckerberg and Elchanan Jaglom are the managing members of Samson Capital, LLC and, by virtue of such roles, may be deemed to possess shared power to direct the voting and disposition of, and thus shared beneficial ownership with respect to, the ordinary shares held by Samson Capital, LLC. Each of Roy J. Zuckerberg and Elchanan Jaglom disclaims beneficial ownership of the ordinary shares held by Samson Capital, LLC except to the extent of his pecuniary interest therein. Please see notes 3 and 4 below regarding arrangements concerning decisions as to voting and disposition of the ordinary shares held by this shareholder.

(2)	Represents shares beneficially owned as of December 31, 2013, as indicated in the amended report of beneficial ownership on Schedule 13G/A filed jointly on February 12, 2014 by Samson Capital, LLC and Roy J. Zuckerberg. Samson Capital, LLC exercises sole voting power and sole dispositive power with respect to 3,172,787 shares.

(3)	Represents shares beneficially owned as of December 31, 2013, as indicated in the amended report of beneficial ownership on Schedule 13G/A filed jointly on February 12, 2014 by Samson Capital, LLC and Roy J. Zuckerberg. Consists of 38,402 ordinary shares held by Zuckerberg Investment Partners, LP, 3,172,787ordinary shares held by Samson Capital, LLC, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership (as disclosed in notes (1) and (2) above) and 525,838 ordinary shares held by Hancock LLC, a limited liability company organized under the laws of the State of California, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership as a result of the Roy J. Zuckerberg Family Trust’s 43.8% ownership of the membership interests of Hancock LLC (as disclosed in note (4) below). Mr. Zuckerberg has reached an agreement with respect to 1,833,649 of the ordinary shares held by Samson Capital, LLC that he has the right to independently make decisions as to voting and disposition of those ordinary shares, without having to consult with any other person.

(4)	Represents shares beneficially owned as of December 31, 2013, as indicated in the amended report of beneficial ownership on Schedule 13G/A filed on February 13, 2014 by Elchanan Jaglom. Consists of (i) the 3,172,787 ordinary shares held by Samson Capital, LLC, with respect to which Mr. Jaglom may be deemed to share beneficial ownership (as disclosed in note (1) above) and (ii) the 525,838 ordinary shares held by Hancock LLC, a California limited liability company of which 56.2% of the membership interests are held by a company of which Mr. Jaglom is a director. Mr. Jaglom has reached an agreement with respect to 1,339,138 of the ordinary shares held by Samson Capital, LLC that he has the right to independently make decisions as to voting and disposition of those ordinary shares, without having to consult with any other person. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by each of Samson Capital, LLC and Hancock LLC except to the extent of his pecuniary interest therein.

Changes in Percentage Ownership by Major Shareholders

     During 2013, there were certain changes in the percentage ownership of our major shareholders due to market transactions entered into by the major shareholders themselves and due to our issuance of a substantial number of additional ordinary shares in our acquisition of MakerBot in August 2013 and in our follow-on public offering in September 2013. The percentage ownership of each of Samson Capital, LLC, Roy J. Zuckerberg and Elchanan Jaglom decreased due to market sales and issuances of additional ordinary shares by us. The percentage ownership of those respective shareholders decreased from 11.1% to 6.4%, 12.6% to 7.6% and 12.5% to 7.5%, respectively. In addition, three additional shareholders who held more than 5% of our ordinary shares as of the end of 2012-- AGM Holding BV, Philippe J. Setton and FMR LLC— ceased to be a major shareholder as of the end of 2013,due to a combination of market sales and issuances of additional ordinary shares by us.

     In December 2012, as a result of the consummation of the Stratasys-Objet merger, the percentage ownership of each of our major shareholders at the time was reduced in a proportional manner, due to the issuance of 55% of our share capital (on a post-merger, fully diluted basis, calculated in accordance with the treasury stock method) to stockholders of Stratasys, Inc. in the merger.

Record Holders Based upon a review of the information provided to us by our transfer agent, as of March 3, 2014, there were 130 holders of record of our shares, of which 97 record holders holding 49,270,622, or approximately 99.99%, of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record 47,617,375 ordinary shares on behalf of hundreds firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions.

     Except as described below or elsewhere in this annual report, since January 1, 2013, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

Indemnification Agreements

     Our amended articles permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Companies Law. Effective upon the effective time of the merger, we entered into indemnification agreements with each of our current directors and other office holders, under which we undertook to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from the merger to the extent that these liabilities are not covered by insurance. We also put into place Directors and Officers liability insurance for each of our directors and other office holders upon the effectiveness of the Stratasys-Objet merger.

Registration Rights

     Upon the effectiveness of the Stratasys-Objet merger, we entered into a registration rights and lock-up agreement with Objet shareholders holding at least 90% of the voting power of Objet prior to the effectiveness of the merger, including each of our current executive officers and directors who held ordinary shares since prior to the merger. However, due to subsequent market sales of shares by our shareholders party to the agreement, all of the remaining ordinary shares subject to the agreement have subsequently ceased to have the status of “registrable securities” under the agreement (due to the fact that they may be sold without limitation of volume pursuant to Rule 144 under the Securities Act). As a result, the registration rights for all shareholders who are party to the agreement have lapsed, and we are no longer required to register the sales of shares by our shareholders who are party to the agreement.

Employment and Consulting Agreements with Directors and Executive Officers

Employment agreement with David Reis

     Under an employment agreement, dated September 15, 2008, that we entered into with our Chief Executive Officer, David Reis, Mr. Reis is entitled to a gross monthly salary of NIS 126,600 (approximately $36,484). Mr. Reis is also entitled to an annual performance bonus subject to the discretion of our board of directors, based on our achievement of specific goals set by the board. Besides base salary and bonus, Mr. Reis receives under the agreement other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including reimbursement for reasonable expenses incurred in connection with his services, and the right to use (and all related fixed and variable costs in respect of) a leased car and cellular telephone. Mr. Reis is furthermore entitled to company contributions equivalent to 5%, 8.33%, 2.5%, and 7.5% of his gross monthly salary towards certain pension, severance, disability and tax-advantaged savings funds (known as a manager’s insurance policy, severance compensation fund, disability insurance, and a study fund, respectively) (Mr. Reis also contributes 5% and 2.5% of his gross monthly salary towards the manager’s insurance policy and study fund, respectively). The employment engagement is terminable by either party upon six months’ prior written notice, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. As required under Israeli law, the terms of Mr. Reis’ engagement with our company were approved by our board of directors and shareholders (while we were still a private company).

     On April 11, 2010, March 21, 2012 and May 10, 2013, our board of directors approved the payment to Mr. Reis of bonuses for his services as our Chief Executive Officer and as a director, during the years ended December 31, 2009, December 31, 2011 and December 31, 2012, respectively, equal to $100,000, $100,000 and NIS 460,000 (approximately $127,000), respectively.

     Mr. Reis has furthermore been granted an aggregate of 282,436 options to purchase ordinary shares, of which (i) 230,654 (all of which are vested) have an exercise price of $6.51825 per share, and expire on December 31, 2017 and (ii) 51,782 (all of which are vested) have an exercise price of $2.207514 per share, and also expire on December 31, 2017. All of the shares underlying the 230,654 options described in (i) above are subject to an agreement with our company under which they may only be disposed of (subject to minor exceptions involving the payment of taxes) in an orderly fashion, on a pro-rata basis over the course of a five-year period commencing in 2012. These restrictions governing the disposition of such shares supplement, and do not replace, any additional applicable restrictions under our share option and incentive plans.

Employment agreement with Ilan Levin

     Pursuant to an employment agreement, dated June 27, 2011, Ilan Levin provides services to us as a full-time employee who leads special corporate executive functions. Under the agreement, Mr. Levin receives a gross monthly salary of NIS 27,000 (approximately $7,781) and other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including reimbursement for reasonable expenses incurred in connection with his services, and the right to use (and all related fixed and variable costs in respect of) a leased car. The foregoing salary is in addition to and independent of the $19,400 per month plus Israeli value added tax, or VAT, that Mr. Levin is entitled to for continued service as a member of the board.

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

     Mr. Levin was previously granted 78,488 options to purchase ordinary shares at an exercise price of $7.8219 per share, 7,192 of which have vested or will vest within 60 days of February 1, 2014, and the balance of which will vest over a four year period of continued service by him to our company beginning with the date of his appointment as President and Vice Chairman in June 2011. These options expire on December 31, 2017. All of the 78,488 ordinary shares underlying the foregoing options are subject to an agreement between Mr. Levin and our company under which they may only be disposed of (subject to minor exceptions involving the payment of taxes) in an orderly fashion, on a pro rata basis over the course of a five year period commencing in 2012. These restrictions governing the disposition of these shares supplement, and do not replace, any additional applicable restrictions under our share option and incentive plans. Mr. Levin also holds 56,782 options to purchase ordinary shares (all of which are vested), at an exercise price of $2.208 per share, which expire on December 31, 2017.

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

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

     The consolidated financial statements and other financial information for our company required by SEC are included in this annual report beginning on page F-1.

Export Sales

     The following table presents total export sales by Stratasys, Ltd for each of the fiscal years indicated (in thousands):

	2013	2012	2011
Total Export Sales*	$219,837	$104,883	$73,211
as a percentage of Total Sales	45.4%	48.73%	46.96%
____________________

*	Export sales, as presented, are defined as sales to customers located outside of the United States and Israel (where our dual headquarters are located).

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

     Settlement of Merger-Related Litigation

     As previously reported in our annual report for the year ended December 31, 2012, Stratasys, Inc., the members of its board of directors, and Objet’s two indirect, wholly-owned subsidiaries party to the Stratasys-Objet merger agreement (Seurat Holdings Inc. and Oaktree Merger Inc.) had been named as defendants in three purported class action complaints, two of which had been filed in the District Court, Fourth Judicial District, Hennepin County, Minnesota (the “ Minnesota Court “) and one of which had been filed in the Court of Chancery of the State of Delaware (the “ Delaware Court “). Objet was also named as a defendant in the action brought in the Delaware Court. The complaints had generally alleged that, in connection with approving the Stratasys-Objet merger, the Stratasys, Inc. directors breached their fiduciary duties owed to Stratasys, Inc. stockholders and that Stratasys, Inc., Objet, Holdco and Merger Sub knowingly aided and abetted the Stratasys, Inc. directors’ breaches of their fiduciary duties. The complaints sought, among other things, certification of the case as a class action, an injunction against the consummation of the transaction, a judgment against the defendants for damages, and an award of fees, expenses and costs to plaintiffs and their attorneys.

     On October 3, 2013, we, our subsidiary Stratasys, Inc. and the other defendants entered into a settlement agreement with the plaintiffs, which was approved by the Delaware Court. The plaintiffs agreed to a dismissal of the action in the Delaware Court with prejudice, the voluntary dismissal of the Minnesota Actions with prejudice and without costs, and the release of all claims against the defendants, subject to certain conditions. The defendants agreed not to oppose an award of attorneys’ fees, costs and expenses in an amount not to exceed $450,000, to the plaintiffs. However, before the case was heard, plaintiffs’ counsel offered to withdraw the settlement and to discontinue the action without requiring payment of legal fees, costs or expenses by defendants.

     Claims Related to Company Equity and Other Matters

     In December 2008, a former employee of ours, whose employment had been terminated, filed a claim against our company demanding that, based on an alleged undertaking we had made, we issue to him an option that would allow him to maintain an equity interest of 1.45% in Objet, as well as reimburse salary reductions he had suffered in an aggregate sum of NIS 552 thousand ($159 thousand). In July 2009, we filed our statement of defense, rejecting the claims raised by the former employee. Together with the former employee, we initiated mediation of the dispute, but did not reach any settlement. The former employee later amended his initial pleading to seek an additional NIS 441 thousand ($127 thousand) on account of alleged wrongful termination by our company. The court ruled in our favor in November 2013, also awarding us legal expenses of NIS 55,000. The plaintiff has appealed the decision to the national Israeli labor court, where the appeal will be heard.

     In October 2007, a former supplier of Objet brought an action against Objet and the former directors of its European subsidiary (one of whom, Ilan Levin, is one of our current directors) in a Brussels commercial court, claiming damages of €566.0 thousand ($780 thousand), plus interest and related legal and litigation costs. On April 26, 2010, the court held Objet and its subsidiary’s former directors jointly and severally liable for the full amount claimed. Objet along with its subsidiary’s former directors filed an appeal of the judgment in May 2010, with respect to which the final judgment is expected to be rendered in 2014. In keeping with required procedures related to the litigation, in July 2011, we deposited the full amount of the original judgment in favor of the former supplier, plus interest and litigation costs (€690 thousand, or $951 thousand, in total) into a blocked, state-owned account in our name, to be held pending the outcome of our appeal.

     On March 4, 2013, we were notified of two lawsuits purportedly filed in an Israeli district court against us by four current or former minority shareholders and former directors of our company. The lawsuits purportedly demand that we amend the capitalization table of our company such that certain shares previously issued to Objet shareholders named as defendants would be recognized as being owned by the plaintiffs with a consequent reduction of the share ownership of the named defendants. The lawsuits also name as defendants Elchanan Jaglom, the Chairman of the Executive Committee of our board of directors, David Reis, our Chief Executive Officer, various shareholders of ours who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, one of our directors. The lawsuits allege in particular that a series of investments in Objet during 2002 and 2003 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that we effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. We filed our statement of defense in response to these claims in May 2013, denying the claims. We are scheduled for hearings in April 2014, in which the court will hear arguments concerning our motion to dismiss the claims and our appeal to make the plaintiffs pay full court fees.

     We believe that the above claims that are still pending are entirely baseless and that the transactions in question were conducted in accordance with applicable law. Our management does not believe that these lawsuits will have a material adverse effect on our operations or financial condition, and we intend to vigorously defend these lawsuits.

Dividend Policy

     We have never paid cash dividends on our ordinary shares and do not anticipate that we will pay any cash dividends on our ordinary shares in the foreseeable future.

     We intend to retain our earnings to finance the development of our business. Any future dividend policy will be determined by our board of directors based upon conditions then existing, including our earnings, financial condition, tax position and capital requirements, as well as such economic and other conditions as our board of directors may deem relevant. Pursuant to our articles of association, dividends may be declared by our board of directors. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, because we have received certain benefits under Israeli law relating to Approved Enterprises and Beneficiary Enterprises, our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes to which we would not otherwise be subject. We are also restricted under our credit agreement with Bank of America from paying dividends. Please see the risk factors captioned “We do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our shareholders may not recognize a return, and could potentially suffer a loss, on their investment in our ordinary shares,” and “Even if we decide to pay dividends on our ordinary shares, we may be restricted from doing so or payment of such dividends may have adverse consequences for our company” in Item 3.D “Risk Factors—Risks related to an investment in our ordinary shares” above.

     For a discussion of the applicable rates of withholding tax on dividends paid out of income derived from an Approved Enterprise or a Beneficiary Enterprise, see “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments” in Item 4.B above.

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

	Price Range
	High	Low
Fiscal Period:	(U.S. $)	(U.S. $)
Six most recent months:
February 2014	127.61	110.75
January 2014	136.46	118.03
December 2013	134.70	117.00
November 2013	128.17	112.24
October 2013	113.28	92.78
September 2013	110.26	92.32
Two most recent full financial years and subsequent periods, by quarter:
Fiscal Year Ending December 31, 2013
October 1, 2013 - December 31, 2013	134.70	92.78
July 1, 2013 - September 30, 2013	110.26	84.30
April 1, 2013 - June 30, 2013	91.30	68.33
January 1, 2013 - March 31, 2013	89.69	62.50
Fiscal Year Ended December 31, 2012
October 1, 2012 - December 31, 2012	80.75	54.66
July 1, 2012 - September 30, 2012	71.98	47.39
April 1, 2012 - June 30, 2012	54.49	33.69
January 1, 2012 - March 31, 2012	40.87	30.37
Five most recent full financial years
2013	134.70	62.50
2012	80.75	30.37
2011	55.43	18.00
2010	34.46	18.04
2009	18.98	7.77

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

B. Plan of Distribution.

     Not Applicable.

C. Markets.

     Our ordinary shares have been listed on, and began trading on, the NASDAQ Global Select Market on December 3, 2012 under the ticker symbol “SSYS”, replacing the Stratasys, Inc. common stock under that same listing and ticker symbol following the effective time of the Stratasys-Objet merger on December 1, 2012.

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

Rights Attached to Shares

     Our authorized share capital consists of 180,000,000 ordinary shares of a nominal value of NIS 0.01 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The current authorized share capital reflects an increase in our authorized share capital (from 60,000,000 ordinary shares) that was approved by our shareholders at our 2013 annual general meeting of shareholders on June 21, 2013.

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

Election of Directors

     As agreed upon in the merger agreement and as reflected in our amended articles, until December 1, 2014, our board of directors will include: (i) four class A directors, including one external director, who were appointed by Objet’s board of directors prior to the merger; (ii) four class B directors appointed by the Stratasys, Inc. board of directors prior to the merger; and (iii) one class B director, appointed by the Stratasys, Inc. board of directors and approved by Objet’s board of directors prior to the merger. As a result of an amendment to our amended articles that was adopted by a supermajority constituting 75% of the total voting power of our company at our 2013 annual general meeting of shareholders, our board now also includes one unclassified director, who serves for a one year term and is subject to election once again in 2014. Unless the 2014 annual general meeting of shareholders is held after expiration of the initial term for our class A and class B directors, we are required to hold a special general meeting within 60 days after expiration of that initial term for the purpose of electing directors. Our board of directors, acting by a majority vote that must include the vote of two class A directors and two class B directors, will nominate between seven and 11 persons to stand for election at that meeting.

     Thereafter, directors of our company, other than external directors, will be elected each year at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. See Item 6.C– “Board Practices”—“Board of Directors” above. Our ordinary shares do not have cumulative voting rights for this purpose. As a result, holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholders’ meeting at which a quorum is present will have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Board Practices—External Directors” in Item 6.C above and subject to the discussion in the foregoing paragraph.

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

     For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders’ meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above in this annual report under Item 6.C “Board Practices—Approval of Related Party Transactions Under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders”).

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

Anti-Takeover Measures Under Israeli Law

     The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. Currently, no preferred shares are authorized under our amended articles. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended articles, which requires the prior approval of the holders of a majority of the voting power present and voting at a general meeting. The convening of the meeting, the shareholders entitled to participate in such meeting, and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in this Item 10.B under “Memorandum and Articles of Association—Rights Attached to Shares—Voting Rights.”

     The foregoing description includes only a summary of certain provisions of the Companies Law and our memorandum of association and articles and is qualified in its entirety by reference to the full text of such documents, which are exhibits to this annual report.

C. Material Contracts.

     We have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A—“History and Development of the Company”, Item 4.B—“Business Overview”, Item 5.B—“Operating and Financial Review and Prospects—Liquidity and Capital Resources”, Item 6.C – “Board Practices—Director Service Contracts” and Item 7.B - “Related Party Transactions”.

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

Israeli Taxation Considerations

     Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli resident individuals

Capital Gain

     As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2013).

     Notwithstanding the foregoing, pursuant to the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 2011, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Significant Shareholder at any time during the 12-month period preceding the sale and\or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

Dividend Income

     Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Significant Shareholder, at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Beneficiary Enterprise are subject to withholding tax at the rate of 15% (and 20% with respect to Preferred Enterprise), if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period.

Israeli resident corporations

Capital Gain

     Under Israeli current tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described in “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure” in Item 4.B above, the corporate tax rate in 2012 and 2013 was 25% and 26.5% as of 2014.

Dividend Income

     Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Privileged Enterprise are taxable at the rate of 15%, if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after that period.

Non-Israeli Residents

Capital Gain

      Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (25% in 2012 and 2013 and 26.5% as of 2014), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2013).

      Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of 25% or more in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

      In addition, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, to which we refer as the U.S.-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

Dividend Income

      Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares at the rate of 25% or 30% (if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Approved Enterprise or Beneficiary Enterprise, which tax is to be withheld at source. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Significant Shareholder or not), unless a reduced rate is provided under an applicable tax treaty. For example, under the U.S.-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise or Beneficiary Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends generated by our Approved Enterprise or Beneficiary Enterprise are subject to a withholding tax rate of 15% for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Beneficiary Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the Code.

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

Excess Tax

     Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 811,560 for 2014, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

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

Information Reporting by Certain U.S. Holders

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

Stratasys Ltd.
c/o Stratasys, Inc.
7665 Commerce Way
Eden Prairie, Minnesota 55344
Attention: Shane Glenn, Vice President of Investor Relations
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

I. Subsidiary Information.

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated balance sheets, statements of operations or cash flows.

Foreign Currency Exchange Risk

     Due to our international operations, currency exchange rates impact our financial performance.

     The majority of our balance sheet exposure relates to Euro-denominated assets and liabilities. Our net Euro balance sheet exposure as of December 31, 2013 was approximately €40.0 million.

     Our total revenues amounted to $484.4 million in 2013, of which approximately 17.1% were denominated in Euros. During 2013, our Euro-denominated revenues exceeded our Euro-denominated expenses. Conversely, our expenses denominated in shekels are higher than our expected shekel-denominated revenues. For those currencies which do not have a sufficient natural hedge within our operations (such as offsetting revenues and expenses recorded in a given currency, or some other hedge), we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results. In 2013, we entered into hedging transactions to reduce the potential exposure resulting from the strengthening of the U.S. dollar against the Euro and strengthening of the shekel against the U.S. dollar. Our foreign exchange forward contracts in effect as of December 31, 2013 were for the conversion of $54.0 million into €40.3 million Euros, and the conversion of $18.3 million into NIS 65.0 million.

     The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

     (i) An increase of 10% in the value of the Euro relative to the U.S. dollar in 2013 would have resulted in an increase in the U.S. dollar reporting value of our consolidated operating income of $6.2 million for that year, mainly due to the increase in dollar value of products and services revenues earned in Euros, while a decrease of 10% in the value of the Euro relative to the U.S. dollar in 2013 would have resulted in a decrease in the U.S. dollar reporting value of our consolidated operating income of $6.2 million for 2013, reflecting the decreased dollar value of products and services revenues earned in Euros.

     (ii) An increase of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2013 would have resulted in a net decrease in the dollar-reported value of our consolidated operating income of $12.0 million, due to the adverse impact to our operating margins that we would have experienced as a result of such an increase in dollar-reported value of shekel-recorded expenses. On the other hand, a 10% decrease in value of the shekel relative to the dollar in the year ended December 31, 2013 would have caused a net increase in the dollar-reported value of our consolidated operating income of $12.0 million for 2013, due to the favorable effect on our operating margins that would result from such devaluation of the shekel.

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

Interest Rate Risk

     Our cash and cash equivalent investments are held primarily in short-term bank deposits with maturities of less than 90 days. These are subject to limited interest rate risk. A 10% change in interest rates would not have a material effect on our financial condition or results of operations. Our short- and long-term investments consist of short-term bank deposits, which bear interest at a rate of 0.44%. As of December 31, 2013, we did not draw any amount under the credit facility. An immediate 10% change in interest rates would have no material effect on our financial condition or results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     None

ITEM 15. CONTROLS AND PROCEDURES. [MUST MAKE SURE THE PWC REVIEWS THIS TOO]

(a) Disclosure Controls and Procedures.

     We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2013, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2013.

(b) Management’s Annual Report on Internal Control Over Financial Reporting;

     Report of Stratasys Management on Internal Control over Financial Reporting. Our board of directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. MakerBot's internal control over financial reporting was not included in that assessment due to the acquisition occurring in the second half of 2013. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). Based on such assessment, management has concluded that, as of December 31, 2013, our internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of Registered Public Accounting Firm.

     The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as stated in its attestation report which is included under “Item 18—Financial Statements” on page F-2 of this annual report.

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

     During the year ended December 31, 2012, we completed the Stratasys-Objet merger. As part of our ongoing activities after the merger in the year ended December 31, 2013, we continued to integrate our financial reporting functions and our controls and procedures between our legacy Stratasys, Inc. and Objet businesses. We also augmented our company-wide controls to reflect the risks inherent in a business combination of the magnitude and complexity of the merger

     Other than as described in the foregoing paragraph, there were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

     The following table sets forth, for the years ended December 31, 2013 and 2012, the fees billed to us and our subsidiaries by our principal accountants. (1)

	Year ended December 31,
	2013	2012
Audit fees (2)	$625,236	$555,061
Audit-related fees (3)	328,567	32,855
Tax fees (4)	381,785	30,000
All other fees (5)	274,577	4,900
Total	$1,610,165	$622,816

____________________

(1)	Comprises fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, or Kesselman & Kesselman (which served as the registrant’s principal accountant with respect to the years ended December 31, 2013 and 2012.

(2)	Audit fees consist of fees for professional services rendered by our respective principal accountants in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountants in connection with statutory and regulatory filings or engagements.

(3)	Audit-related fees are fees for assurance and related services rendered by our respective principal accountants that are reasonably related to the performance of their audit of our financial statements and that are not reported under “Audit-fees” above.

(4)	Tax fees are fees for services rendered by our respective principal accountants in connection with tax compliance, tax planning and tax advice.

(5)	All other fees are fees for other consulting services (if any) rendered by our respective principal accountants to us.

Pre-approval Policies and Procedures

     Our audit committee approves, in advance, all audit, audit-related services, tax services and other services provided by our principal accountants. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. None of the services provided by our principal accountants in 2013 or 2012 was approved under the de minimus exception provision described in paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

     Not applicable.

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

  Independent Director Oversight of Executive Officer Compensation: As described under Item 6.C (“Board Practices”— “Board of Directors”— “Board Committees”— “Compensation Policy and Committee”), under a recent amendment to the Companies Law, the compensation of our executives and other office holders is subject to a compensation policy and to the recommendations of a compensation committee of our board of directors that we have adopted and appointed, respectively. The required composition of that committee and the procedure for approval of compensation under that Companies Law amendment differ slightly from those under NASDAQ Listing Rule 5605(d), which requires that the compensation of executive officers be recommended or determined solely by independent directors or by a compensation committee of the board consisting solely of independent directors (as defined under the NASDAQ Listing Rules). While there is significant practical overlap as to who qualifies to serve on the compensation committee under the Companies Law and the NASDAQ Listing Rules, the requirements are not identical, and we comply with the Companies Law requirement.

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

  Distribution of Annual and Interim Reports: As opposed to NASDAQ Listing Rule 5250(d), which requires listed issuers to make annual and quarterly reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we will make our annual report containing audited financial statements available to our shareholders at our offices (in addition to a public website). We reserve the right to limit our mailing of such report to shareholders to an upon-request basis.

ITEM 16H. MINE SAFETY DISCLOSURE.

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

     We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS      The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

Index to Consolidated Financial Statements	Page
Reports of Independent Registered Public Accounting Firms	F-3 to F-4
Consolidated Balance Sheets at December 31, 2013 and 2012	F-5
Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2013, 2012 and 2011	F-6
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2013, 2012 and 2011	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011	F-8
Notes to the Consolidated Financial Statements	F-9 to F-42
Index to Financial Statement Schedule
Schedule II-Valuation and Qualifying Accounts and Reserves	S-1

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013

CONTENTS

Reports of Independent Registered Public Accounting Firms	F-3 to F-4

Consolidated Financial Statements
Consolidated Balance Sheets	F-5
Consolidated Statements of Operations and Comprehensive Income	F-6
Consolidated Statements of Changes in Equity	F-7
Consolidated Statements of Cash Flows	F-8
Notes to Consolidated Financial Statements	F-9 to F-42
Schedule II - Valuation and Qualifying Accounts and Reserves	S-1

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders of Stratasys Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Stratasys Ltd. and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the years ended December 31, 2013 and 2012 listed in the accompanying index, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management and Board of Directors are responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Report of Stratasys Management on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements, on the financial statements schedule and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2013). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the accompanying “Report of Stratasys Management on Internal Control Over Financial Reporting” appearing under Item 15, management has excluded Cooperation Technology Corporation (“MakerBot”) from its assessment of internal control over financial reporting as of December 31, 2013 because it was acquired by the Company in a purchase business combination during 2013. We have also excluded MakerBot from our audit of internal control over financial reporting. MakerBot is a wholly-owned subsidiary whose total assets and total revenues represent 1.4% and 7.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2013.

/S/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
      March 3, 2014

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel,
P.O Box 50oo5 Tel-Aviv 61500 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Stratasys Ltd.

We have audited the accompanying consolidated statements of operations and comprehensive income, changes in equity and cash flows of Stratasys, Inc. (a Delaware Corporation) and subsidiaries (collectively, the “Company”) for the year ended December 31, 2011. Our audit of the basic financial statements included the financial statement schedule listed in the index appearing under Item 18. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

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

In our opinion, the consolidated financial statements of Stratasys, Inc. and subsidiaries referred to above present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule for the year ended December 31, 2011, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
March 12, 2012

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

December 31,	2013	2012
in thousands
ASSETS

Current assets
Cash and cash equivalents	$414,088	$133,826
Short-term bank deposits	200,370	20,063
Accounts receivable less allowance for doubtful
accounts of $1,804 at December 31, 2013
and $654 at December 31, 2012	99,200	64,678
Inventories	88,406	67,995
Net investment in sales-type leases, less allowance
for doubtful accounts of $183 at December 31,
2013 and $301 at December 31, 2012	6,696	5,134
Prepaid expenses	5,470	2,751
Deferred income taxes	16,501	4,968
Other current assets	21,398	23,863
Total current assets	852,129	323,278
Non-current assets
Goodwill	1,195,891	822,475
Other intangible assets, net	622,330	510,372
Net investment in sales-type leases	11,219	7,872
Amounts funded in respect of employee
rights upon retirement	3,166	2,628
Property, plant and equipment, net	91,005	62,070
Other non-current assets	6,481	2,818
Total non-current assets	1,930,092	1,408,235
Total assets	$2,782,221	$1,731,513

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$35,375	$35,235
Accrued expenses and other current liabilities	32,849	22,197
Accrued compensation and related benefits	21,441	16,849
Earn-out obligation	12,027	-
Unearned revenues	36,033	18,068
Total current liabilities	137,725	92,349
Non-current liabilities
Employee rights upon retirement	4,683	4,188
Earn-out obligation - long-term	16,998	-
Deferred tax liabilities	105,901	54,693
Unearned revenues - long-term	3,315	3,181
Other non-current liabilities	13,812	4,946
Total liabilities	282,434	159,357
Commitments and contingencies, see notes 9 and 13
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000
shares; 49,211 and 38,372 shares issued and outstanding
at December 31, 2013 and 2012, respectively	133	101
Additional paid-in capital	2,412,197	1,459,294
Retained earnings	85,549	112,503
Accumulated other comprehensive income (loss)	1,908	(238)
Equity attributable to Stratasys Ltd.	2,499,787	1,571,660
Non-controlling interest	-	496
Total equity	2,499,787	1,572,156
Total liabilities and equity	$2,782,221	$1,731,513
See accompanying notes to consolidated financial statements.

/s/ S. Scott Crump	/s/ David Reis	/s/ Erez Simha
S. Scott Crump	David Reis	Erez Simha
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Income

Years Ended December 31,	2013	2012	2011
in thousands, except per share data
Net sales
Products	$414,853	$179,762	$127,476
Services	69,550	35,482	28,418
	484,403	215,244	155,894
Cost of sales
Products	213,427	86,742	61,545
Services	44,803	18,591	11,945
	258,230	105,333	73,490
Gross profit	226,173	109,911	82,404

Operating expenses
Research and development, net	52,310	19,659	14,360
Selling, general and administrative	202,040	73,130	39,038
Change in fair value of earn-out obligations	754	-	-
	255,104	92,789	53,398
Operating income (loss)	(28,931)	17,122	29,006

Other income (expense)	(450)	1,388	2,346
Income (loss) before income taxes	(29,381)	18,510	31,352

Income taxes (benefit)	(2,474)	9,687	10,726

Net income (loss)	$(26,907)	$8,823	$20,626

Net income attributable to non-controlling interest	47	332	-

Net income (loss) attributable to Stratasys Ltd.	$(26,954)	$8,491	$20,626

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(0.64)	$0.37	$0.98
Diluted	$(0.68)	$0.36	$0.95

Weighted average ordinary shares outstanding
Basic	42,079	22,812	21,133
Diluted	42,099	23,776	21,653

Comprehensive Income
Net income (loss)	$(26,907)	$8,823	$20,626
Other comprehensive income (loss):
Unrealized loss on securities, net of tax	-	(167)	-
Foreign currency translation adjustment	2,036	(71)	47
Fair value adjustment on derivatives designated as
cash flow hedges, net of tax	153	-	-
Other comprehensive income (loss), net of tax	2,189	(238)	47
Comprehensive income (loss)	(24,718)	8,585	20,673
Less: comprehensive income attributable to
non-controlling interest	90	233	-
Comprehensive income (loss) attributable to Stratasys Ltd.	$(24,808)	$8,352	$20,673

See accompanying notes to consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Years Ended December 31, 2013, 2012, and 2011
in thousands

					Accumulated
			Additional		Other	Equity
	Ordinary Shares		Paid-In	Retained	Comprehensive	attributable to	Non-controlling	Total
	Shares	Amount	Capital	Earnings	Income (Loss)	Stratasys Ltd.	Interest	Equity
Balances, January 1, 2011	$20,822	$54	$68,988	$83,386	$(146)	$152,282		$152,282
Exercise of stock options	424	1	6,148			6,149		6,149
Tax benefit from stock plan			2,620			2,620		2,620
Stock-based compensation			1,587			1,587		1,587
Comprehensive income				20,626	47	20,673		20,673
Balances, December 31, 2011	21,246	55	79,343	104,012	(99)	183,311	-	183,311
Exercise of stock options and warrant	1,681	4	15,293			15,297		15,297
Tax benefit from stock plan and warrant			15,192			15,192		15,192
Stock-based compensation			8,874			8,874		8,874
Issuance of shares for acquisition	15,445	42	1,340,592			1,340,634	263	1,340,897
Comprehensive income (loss)				8,491	(139)	8,352	233	8,585
Balances, December 31, 2012	38,372	101	1,459,294	112,503	(238)	1,571,660	496	1,572,156
Exercise of stock options	1,742	4	12,447			12,451		12,451
Tax benefit from stock plan and warrant			643			643		643
Stock-based compensation			24,262			24,262		24,262
Issuance of shares, net	5,175	15	463,893			463,908		463,908
Issuance of shares for acquisition	3,922	13	453,204			453,217		453,217
Acquisition of non-controlling interest			(1,546)			(1,546)	(586)	(2,132)
Comprehensive income (loss)				(26,954)	2,146	(24,808)	90	(24,718)
Balances, December 31, 2013	$49,211	$133	$2,412,197	$85,549	$1,908	$2,499,787	$-	$2,499,787

See accompanying notes to consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
in thousands
Years ended December 31,	2013	2012	2011
Cash flows from operating activities
Net income (loss)	$(26,907)	$8,823	$20,626
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation and amortization	92,436	19,497	10,348
Stock-based compensation	24,262	8,874	1,587
Deferred income taxes	(19,449)	(2,266)	(113)
Excess tax benefit from stock options and warrant	(2,817)	(15,192)	(2,620)
Other non-cash items	(769)	(461)	(1,987)

Change in cash attributable to changes in
operating assets and liabilities, net of the impact
of acquisitions:
Accounts receivable, net	(30,350)	(28,502)	(5,739)
Inventories	(27,102)	(7,724)	(5,846)
Net investment in sales-type leases	(4,909)	(4,216)	(2,625)
Prepaid expenses	(1,191)	1,534	1,438
Other non-current assets	(1,625)	(1,072)	290
Accounts payable and other current liabilities	5,481	21,340	6,538
Unearned revenues	11,601	222	615
Non-current liabilities	13,368	637	-
Net cash provided by operating activities	32,029	1,494	22,512

Cash flows from investing activities
Change in short-term bank deposits, net	(180,307)	9,999	-
Purchase of property and equipment	(33,276)	(12,057)	(12,849)
Acquisitions, net of cash acquired	(8,758)	-	(38,559)
Acquisition of intangible and other assets	(4,663)	(3,018)	(4,318)
Other investing activities	253	110	-
Proceeds from maturities and sales of marketable securities	-	53,367	35,675
Cash acquired through merger with Objet Ltd.	-	41,524	-
Purchase of investments	-	(8,407)	(18,755)
Net cash provided by (used in) investing activities	(226,751)	81,518	(38,806)

Cash flows from financing activities
Proceeds from follow-on offering, net of issuance costs
of $18,404	462,872	-	-
Proceeds from exercise of stock options and warrant	12,451	15,297	6,149
Excess tax benefit from stock options and warrant	2,817	15,192	2,620
Other financing activities	(3,225)	-	-
Net cash provided by financing activities	474,915	30,489	8,769

Effect of exchange rate changes on cash	69	233	63

Net change in cash and cash equivalents	280,262	113,734	(7,462)
Cash and cash equivalents, beginning of year	133,826	20,092	27,554

Cash and cash equivalents, end of year	$414,088	$133,826	$20,092

Supplemental disclosures of cash flow information:
Cash paid for taxes	$3,300	$8,169	$6,043
Transfer of fixed assets to inventory	316	96	213
Transfer of inventory to fixed assets	6,279	2,787	2,747
Acquisition of non controlling interest	2,132	-	-

Fair value of assets acquired			48,191
Less liabilities assumed			(9,092)
Net acquired assets			39,099

Less cash acquired			(540)
Acquisition of Solidscape, Inc., net of cash acquired			$38,559

Fair value of assets acquired		1,456,924
Less liabilities assumed		(116,027)
Net acquired assets		1,340,897

Less cash acquired		(41,524)
Merger with Objet Ltd., net of cash acquired		$1,299,373

Fair value of assets acquired, including $3,405 of cash	573,604
Less liabilities assumed	(79,954)
Net acquired assets	493,650

Cash paid	12,163
Shares and other consideration	481,487
	493,650

See accompanying notes to consolidated financial statements.

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

The Company is the result of the 2012 merger of two AM companies, Stratasys Inc. and Objet Ltd. (“Objet”). On December 1, 2012 (the “merger date”), the two companies completed an all-stock merger (the “Stratasys-Objet merger” or “the merger”), pursuant to which Stratasys Inc. became an indirect, wholly-owned subsidiary of Objet, and Objet changed its name to Stratasys Ltd.

Upon closing of the merger, the former Stratasys Inc. stockholders owned approximately 55 percent and the Objet shareholders retained approximately 45 percent of the combined company, on a fully diluted basis. Accordingly, while Objet was the legal acquirer, Stratasys Inc. was treated as the acquiring company in the merger for accounting purposes, and the merger was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the financial statements of the Company prior to the merger date are the historical financial statements of Stratasys Inc., whereas the financial statements of the Company after the merger date reflect the results of the operations of Stratasys Inc. and Objet on a combined basis. See additional disclosure provided in note 2, including pro forma financial information for the Company on a combined basis.

The Company has one reportable segment, which generates revenues via the sale of its 3D printing systems and related consumables and by providing support services. The Company’s chief operating decision-maker evaluates performance, makes operating decisions and allocates resources based on financial data consistent with the presentation in the accompanying financial statements. The Company operates mainly through offices in Israel, the United States, Germany, Italy, Hong Kong and Japan. Entity-wide disclosures on net sales and property, plant and equipment are presented in note 14.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

Functional Currency and Foreign Currency Transactions

A major part of the Company’s operations are carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar. The functional currency of other subsidiaries is generally their local currency. The financial statements of those subsidiaries are included in consolidation, based on translation into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at actual exchange rates during the year. Differences resulting from translation are presented in equity, under accumulated other comprehensive income. Gains and losses on foreign currency transactions and exchange gains and losses denominated in non-functional currencies are reflected in other income (expense) in the consolidated statements of operations and comprehensive income when they arise.

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

As applicable to these consolidated financial statements, the most significant estimates relate to revenue recognition, inventories, valuation and assumptions underlying stock-based compensation, earn-out and performance bonus obligations, purchase price allocation on acquisitions, useful life of intangible assets, uncertain tax positions and contingent liabilities.

Cash and Cash Equivalents

All highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, and debt instruments purchased with maturities of three months or less when acquired are considered to be cash equivalents.

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

Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available under the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Valuation techniques used for level 3 assets or liabilities include probability-weighed models. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Accounts Receivable and investment in sales-type leases

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. A trade receivable is considered to be past due if the receivable balance is outstanding beyond terms identified on the customer’s purchase order and accepted by the Company. A sales-type lease receivable is considered to be past due if the receivable balance is outstanding beyond terms identified in the lease. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on past write-offs and collections and current credit conditions. The Company evaluates a number of factors to assess collectability, including an evaluation of the creditworthiness of the specific customer, past due amounts, payment history, and current economic conditions. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. Accounts are written-off against the allowance when management deems the accounts are no longer collectible.

Derivative Instruments and Hedge Accounting

As part of the Company’s risk management strategy, it uses foreign currency exchange forward contracts to hedge against certain foreign currency exposures. The Company recognizes these derivative instruments as either assets or liabilities in the consolidated balance sheets at their fair value on a trade date basis. Derivatives in a gain position are reported in other current assets in the consolidated balance sheets and derivatives in a loss position are recorded in other current liabilities in the consolidated balance sheets.

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

If a derivative financial instrument does not qualify for hedge accounting, the Company records the changes in fair value of derivative instruments in other income (expense) in the consolidated statements of operations and comprehensive income.

During 2013, the Company entered into short term cash flow hedge transactions to reduce its exposure resulting mainly from payroll costs denominated in New Israeli Shekels. For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (“AOCI”) in shareholders’ equity and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized in other income (expense).

Inventories

Inventories are stated at the lower of cost or market value. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory costs consist of material, direct labor and overhead. The Company periodically assesses inventory for obsolescence and excess and reduces the carrying value by an amount equal to the difference between its cost and the estimated market value based on assumptions about future demand and historical sales patterns.

Inventories acquired in a business combination are stepped-up to their estimated fair value less costs and profit for sales efforts and amortized to cost of sales as that inventory is sold.

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

Depreciation lives are as follows:

Years
Machinery and equipment	1-10
Buildings and improvements	5-30
Computer equipment and software	3-5
Office equipment	5-14
Furniture and fixtures	1-10

Goodwill

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of any earn-out in the arrangement and the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment.

The Company applies the Financial Accounting Standards Board (“FASB”) guidance when testing goodwill for impairment, which permits the Company to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment and proceed directly to performing the first step of the two-step impairment test. If the Company performs a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the two-step impairment test is unnecessary. However, if the Company concludes otherwise, it is then required to perform the first step of the two-step impairment test.

The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

The evaluation of goodwill impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated that include, among others, growth in revenues, margins realized, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

During the third quarter of 2013, the Company changed its annual goodwill impairment testing date from December 31 to October 1 of each year. This change ensures the completion of the annual goodwill impairment test prior to the end of the annual reporting period, thereby aligning impairment testing procedures with the Company’s budget and forecasting processes and with year-end financial reporting. Accordingly, management considers this accounting change preferable. At October 1, 2013, the Company performed the qualitative test for goodwill, based on the reporting units to which the goodwill is allocated and concluded that it is more likely than not that the fair value of the reporting units exceeds their carrying value. Therefore, the Company did not perform the two-step impairment test. Important qualitative factors assessed included the overall current and planned financial performance of the reporting units. The Company did not recognize any impairment charges related to goodwill during 2013, 2012 and 2011.

Other Intangible Assets

Other intangible assets and their amortization lives are as follows:

Weighted Average
Useful Life
Developed technology	9
Patents	10
Trademarks and trade names	11
Customer relationships	10
Non-compete agreement	4
Capitalized software development costs	5
In-process research and development	Indefinite

Other intangible assets primarily represent acquired intangible assets including developed technology, trade names, customer relationships and in-process research and development (“IPR&D”). Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life which is determined by identifying the period over which most of the cash flows are expected to be generated. Amortization of acquired developed technology is recorded in cost of sales. Amortization of trade name, customer relationships and non-compete agreement is recorded in selling, general and administrative expenses. The Company capitalizes IPR&D projects acquired as part of a business combination. On successful completion of each project, IPR&D assets are reclassified to developed technology and amortized over their estimated useful lives.

Impairment in Value of Long-Lived Assets

Long-lived definite tangible and intangible assets, held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values. Based on the Company’s assessment as of December 31, 2013, 2012 and 2011, no triggering event for impairment consideration occurred.

The Company applies the FASB guidance when testing indefinite-lived intangible assets for impairment, which permits the Company to make a qualitative assessment of whether the indefinite-lived intangible asset is impaired, or opt to bypass the qualitative assessment and proceed directly to performing the first step of the two-step impairment test. If the Company determines, based on the qualitative tests, that it is not more likely than not that the indefinite-lived intangible asset is impaired, than no further action is required.

During the third quarter of 2013, we changed our annual impairment testing date for indefinite-lived intangibles from December 31 to October 1 of each year. This change ensures the completion of the annual impairment test prior to the end of the annual reporting period, thereby aligning impairment testing procedures with our budget and forecasting processes and with year-end financial reporting. Accordingly, management considers this accounting change preferable. At October 1, 2013 the Company performed the qualitative test for indefinite-lived intangible assets and concluded that it was not necessary to perform the two-step impairment test. Important qualitative factors included the current status of the IPR&D projects that represent those intangible assets. The Company did not recognize any impairment charges related to indefinite-lived intangible assets during 2013, 2012 and 2011.

The qualitative evaluation of indefinite-lived intangible asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated that include, among others, growth in revenues, margins realized, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Contingent Liabilities

Certain conditions, such as legal proceedings, may exist as of the date the financial statements are issued, that may result in a loss to the Company, but that will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Such assessment inherently involves an exercise of judgment. Legal fees are expensed as incurred.

Management applies the FASB guidance when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that loss has been incurred and the amount of the liability can be estimated, then the Company would record an accrued expense in the Company’s financial statements. The estimated liability if the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable, is disclosed.

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

Revenues from sales to resellers are generally recognized upon shipment and when title and risk of loss have been transferred to the resellers. When products and services are sold to a reseller, the reseller is responsible for the installation of the system with the end user client. The Company accounts for such sales on a net basis since it is not the primary obligor in the arrangement. Products and services sold directly by the Company to end customers are recognized based on the gross amount as the Company is the primary obligor in the arrangement, retains inventory risk for physical products, establishes the price for its products, and assumes the credit risk for amounts billed to its customers.

Revenue from sales-type leases may include systems, other products and maintenance contracts. The Company recognizes revenue from sales-type leases at the net present value of future lease payments. Product revenue from sales-type leases is generally recognized at the time of shipment. The portion of lease agreements related to maintenance contracts is deferred and recognized ratably over the coverage period. Revenue from operating leases is recognized ratably over the lease period.

For multi-element arrangements the Company allocates revenue to all deliverables based on their relative selling prices and recognizes revenue when each element’s revenue recognition criteria are met. In such circumstances, the Company uses the following hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of selling price (“BESP”). VSOE exists only when the Company sells the deliverable separately and is established based on the price charged in such stand- alone transactions. BESP reflects the Company’s best estimates of the price at which the Company would have sold the product regularly on a stand-alone basis.

Most service revenue is derived from sales of maintenance contracts. The Company provides customers with maintenance under a warranty agreement for up to one year and defers a portion of the revenue from the related printer at the time of the sale based on the relative selling price of those services. After the initial warranty period, the Company offers these customers optional maintenance contracts ranging generally from one to three years. Deferred maintenance revenue is recognized ratably, on a straight-line basis, over the period of the service. Unearned revenues are derived mainly from these prepaid maintenance agreements. The Company classifies the portion of unearned revenue not expected to be earned in the subsequent 12 months as long-term.

The Company assesses collectability as part of the revenue recognition process. This assessment includes a number of factors such as an evaluation of the creditworthiness of the customer, past due amounts, past payment history, and current economic conditions. If it is determined that collectability cannot be reasonably assured, the Company will defer recognition of revenue until collectability is assured.

Unearned Revenues

Unearned revenues result primarily from customers paying in advance for maintenance services to be performed.

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

Advertising

Advertising costs are charged to operations as incurred and were approximately $16.5 million, $4.8 million and $3.6 million, for 2013, 2012 and 2011, respectively.

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

2) Amounts of tax-exempt income generated from the Company’s current Approved Enterprises (see note 8b) as the Company intends to permanently reinvest these profits and does not intend to distribute dividends from such income. If these dividends were to be paid, the Company would have to pay additional taxes at a rate up to 10% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

3) Dividends distributable from the income of foreign companies as the Company does not expect these companies to distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes at a rate of up to 25% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

As a result of the Stratasys-Objet merger, foreign operations for 2013 consists of non-Israel jurisdictions. For 2012 and 2011, foreign operations consists of non-U.S. jurisdictions.

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

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of short term bank deposits, cash and cash equivalents, trade receivables, investment in sales-type leases, foreign currency exchange forward contracts and investment securities. Most of the Company’s cash and cash equivalents are invested in U.S. dollar instruments with major banks in the U.S. and Israel. Management believes that the credit risk with respect to the financial institutions that hold the Company’s cash, cash equivalents and investment securities is low.

Stock-Based Compensation

The Company calculates the fair value of stock-based option awards on the date of grant using the Black-Scholes option pricing model. The computation of expected volatility is based on historical volatility of the Company’s shares. The expected option term is calculated using the simplified method in accordance with ASC 718, Compensation – Stock Compensation. The interest rate for periods within the expected term of the award is based on the U.S. Treasury yield curve in effect at the time of grant. Each of the three factors requires the Company to use judgment and make estimates in determining the percentages and time periods used for the calculation. If the Company were to use different percentages or time periods, the fair value of stock-based option awards could be materially different. The Company recognizes expense on a straight-line basis over the employee’s requisite service period.

Comprehensive Income (loss)

Comprehensive income (loss) includes net income (loss), foreign currency translation adjustments, unrecognized gains and losses on securities and, gains and losses on derivative instruments designated and effective as cash flow hedges.

Business Combinations

The Company includes the results of operations of the businesses that it has acquired in its consolidated results prospectively from the respective dates of acquisition. The Company allocates the fair value of purchase consideration to the assets acquired, liabilities assumed, and non-controlling interests in the acquired entity generally based on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of these assets acquired, liabilities assumed and non-controlling interests in the acquired entity is recorded as goodwill. The primary items that generate goodwill include the value of the synergies between the acquired companies and the Company and the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset. Acquisition-related expenses and restructuring costs are recognized separately from the business combination and are expensed as incurred.

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no net effect on previously reported results of operations.

Recently issued accounting pronouncements

In July 2013, the Financial Accounting Standards Board (FASB), issued an accounting standard update, under which an entity must present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, in the absence of certain conditions. This accounting standard update will be effective for the Company for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2013.

In February 2013, the FASB issued a guidance which requires companies to report, in one place, information about reclassifications out of accumulated other comprehensive income (AOCI). Companies also are required to present reclassifications by component when reporting changes in AOCI balances. For significant items reclassified out of AOCI to net income in their entirety in the period, companies must report the effect of the reclassifications on the respective line items in the statement where net income is presented. This accounting standard update will be effective for the Company for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2012. The Company implemented the guidance with no material impact.

Note 2. Acquisitions

Fiscal 2013 Transactions

MakerBot transaction

On August 15, 2013 (“MakerBot transaction date”) the Company acquired privately held Cooperation Technology Corporation (“MakerBot”) for an aggregate purchase price of $493.7 million (“MakerBot transaction”) which was calculated based on the Company’s share price of $97.46 as of the MakerBot transaction date.

In exchange for 100% of MakerBot’s outstanding capital stock, the Company issued 3.92 million ordinary shares, made tax withholding payments on behalf of certain shareholders in lieu of issuing 115 thousand shares, held back from issuing 655 thousand shares to secure the indemnification rights of Stratasys and issued Stratasys options in exchange for certain MakerBot options with a fully diluted equivalent of 73 thousand shares. The 655 thousand shares are being held back for a period of approximately eighteen months after the MakerBot transaction date to secure the indemnification rights of the Company against any losses resulting from certain specified causes.

The MakerBot transaction is reflected in accordance with ASC Topic 805, "Business Combinations," using the acquisition method of accounting with the Company as the acquirer. The total consideration transferred to effect the MakerBot transaction is as follows (in thousands):

Issuance of ordinary shares to MakerBot stockholders	$446,019
Tax withholding and other payments on behalf of MakerBot stockholders	12,163
Exchange of MakerBot stock options for the Company options	7,198
Earn-out at estimated fair value	28,270
Total consideration	$493,650

The $7.2 million fair value of the MakerBot stock options exchanged for Stratasys stock options was attributable to service prior to the MakerBot transaction date and was determined using the Stratasys share price on the MakerBot transaction date as an input to the Black-Scholes valuation model to determine the fair value of the options. The following assumptions were applied in determining the fair value of the exchanged MakerBot stock options:

Risk-free interest rate	0.36%
Expected option term	1.38 years
Expected price volatility	59.41%
Dividend yield	-
Weighted average merger date fair value	$92.73

The computation of expected volatility was based on historical volatility of the Company’s stock. The expected option term was calculated in accordance with a combination of historical experience and the simplified method in ASC 718. The interest rate for periods within the expected life of the award is based on the U.S. Treasury yield curve in effect at the time of the MakerBot transaction.

MakerBot stockholders may also qualify for two earn-out payments that provide for aggregate payments of up to 0.9 million shares based on the results for the six months ended December 31, 2013 (first earn-out period) and depending on the level of achievement of financial metrics for the year ending December 31, 2014 (second earn-out period).

In accordance with ASC Topic 805, the estimated earn-out obligations as of the MakerBot transaction date were included in the purchase price. The estimated fair value of the obligations is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. Because the amount of the earn-out obligation is based on the Company’s ordinary shares, changes in the price of the Company’s ordinary shares through the earn-out determination date will change the dollar obligation. Management re-measures the fair value of the earn-out obligations at the end of each reporting period, with any changes in fair value being recorded in that period’s statement of operations. The fair value was estimated based on a Monte Carlo simulation, under which many scenarios are computed to measure possible outcomes of the financial metrics and the likelihood of occurrence. The resultant probability-weighted financial metrics are then applied to the earn-out formula to determine the cash flows under the earn-out. Those cash flows were then discounted using rates of the yields for U.S. treasury bonds with similar terms to maturity. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. Using this valuation technique, the fair value of the contractual obligation to pay the MakerBot earn-out was determined to be approximately $28.3 million at the MakerBot transaction date.

Based on the results for the six months ended December 31, 2013, the Company has determined that the payment for the first earn-out period will be $12.0 million (subject to change in the Company’s share price between December 31, 2013 and the payment date), and estimates the earn-out obligation for the second earn-out period will be $17.0 million. The difference of $754 thousands between the December 31, 2013 total estimated earn-out amounts of $29.0 million and the estimate of $28.3 million as of the MakerBot transaction date, is reflected in the statement of operations as an increase to operating expenses. The current range of the undiscounted amounts that the Company could be obligated to pay in future periods for the second earn-out period is between zero and approximately $108.2 million, based on the Company’s share price at December 31, 2013.

Certain MakerBot employees participate in a performance bonus plan adopted in connection with the MakerBot transaction. Participating employees, contingent on certain continuing employment conditions, are entitled to bonus payments of compensation that in the aggregate will equal, dollar-for-dollar, the actual amounts determined in the earn-out calculation. The earn-out and bonus payments, if earned, will be made in Stratasys shares or cash, or a combination thereof, at Stratasys’ discretion. Compensation expense under the performance bonus plan of $8.9 million was accrued and expensed during the period from the MakerBot transaction date through December 31, 2013. The current range of expense for the second earn-out period is between zero and approximately $108.2 million, based on the Company’s share price at December 31, 2013.

Under the acquisition method of accounting, the net tangible and intangible assets of MakerBot acquired were recorded at their fair values at the MakerBot transaction date. The estimated fair values are preliminary and based on the information that was available as of December 31, 2013. Thus the measurements of fair value reflected are subject to changes and such changes could be significant. The allocation of the purchase price to assets acquired and liabilities assumed is as follows (in thousands):

Allocation of
Purchase Price
Cash and cash equivalents	$3,405
Accounts receivable - Trade	878
Accounts receivable - Other	923
Deferred tax assets	5,964
Inventories	10,314
Property, plant and equipment	4,658
Goodwill	372,008
Intangible assets	168,386
Other non-current assets	7,068
Total assets acquired	573,604
Accounts payable & other liabilities	6,581
Unearned revenue	4,075
Deferred tax liabilities	69,120
Other non-current liabilities	178
Total liabilities assumed	79,954
Net assets acquired	$493,650

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of the following intangible assets (in thousands):

		Weighted Average
	Amount	Life - Years
Developed technology	43,227	5
Trade name	42,134	11
Customer relationships - Distributors	19,315	10
Customer relationships - Direct	3,435	1
Non-compete agreement	10,004	4
IPR&D - Printers	34,189	Indefinite
IPR&D - Peripherals	16,082	Indefinite
Total	168,386

The fair values of the developed technology, in-process research and development (“IPR&D”), customer relationships and non-compete agreement were estimated using a discounted present value income approach. Under the income approach, an intangible asset’s fair value is equal to the present value of future economic benefits to be derived from ownership of the asset. Indications of value are developed by discounting future net cash flows to their present value at market-based rates of return. The non-compete agreement restricts a key individual from competing with the Company for a period of four years from the MakerBot transaction date. The fair value of the trade name was estimated using an income approach, specifically known as the relief from royalty method. The relief from royalty method is based on the hypothetical royalty stream that would be received if the Company were to license the trade name and was based on expected revenues. The useful life of the intangible assets for amortization purposes was determined considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors, including legal, regulatory, contractual, competitive, economic or other factors that may limit the useful life of intangible assets. The peripheral product in IPR&D at the merger date was launched in September 2013 and as of that date was classified as developed technology and is being amortized over five years.

The goodwill recognized as a result of the MakerBot transaction is attributable primarily to the strategic and synergistic opportunities in the entry level portion of the additive manufacturing spectrum, expected corporate synergies and the assembled workforce. None of the goodwill recognized is deductible for income tax purposes.

The Company incurred $6.1 million of costs related to the MakerBot transaction that were expensed during 2013. These costs are included in selling, general and administrative costs in the Company’s consolidated statements of operations and comprehensive income.

The unaudited pro forma condensed financial results have been prepared for illustrative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition of MakerBot occurred on January 1, 2012, or of future results of the combined entities. The unaudited pro forma condensed combined financial information does not reflect any operating efficiencies and cost savings that may be realized from the integration of the acquisition.

Actual MakerBot results of operations included in the Consolidated Results of Operations (in thousands):
Net sales	$35,603
Loss attributable to MakerBot	(5,306)

	Year ended
(Unaudited , in thousands except share data)	December 31,
	2013	2012
Supplemental pro forma combined results of operations:
Net sales	$518,714	$230,052
Loss attributable to Stratasys Ltd.	(23,928)	(30,211)
Loss per ordinary share attributable to Stratasys Ltd. - basic	(0.54)	(0.74)
Loss per ordinary share attributable to Stratasys Ltd. - diluted	$(0.54)	$(0.78)

Adjustments for the supplemental pro forma combined results of operations are as follows (in thousands):

	Year ended
	December 31,
	2013	2012
Increase in amortization of intangibles	$14,139	$23,556
Adjust performance bonus expenses	(163)	19,836
Adjust expenses related to business combination
(deal fees, inventory and deferred revenues step-up and earn-out revaluation)	(11,301)	11,272
Adjust taxes related to the adjustments to the supplemental pro forma	(4,239)	(20,226)
	$(1,564)	$34,438

MakerBot results of operations were included in the Company’s consolidated statements of operations and comprehensive income commencing August 15, 2013.

Japanese transaction

In October 2013, the Company acquired all non-controlling interests of its investment in Stratasys Japan Co. Ltd., for a total purchase price of approximately $2 million. Prior to the acquisition, the Company owned 51% of the Japanese company. The excess of the purchase price over the carrying value of the non-controlling interests was credited to additional paid-in capital. This acquisition enabled the Company to expand its Japanese operations.

Fiscal 2012 Acquisitions

Merger between Stratasys Inc. and Objet

On December 1, 2012, Stratasys Inc. and Objet completed their merger. Pursuant to the Stratasys-Objet merger, Objet issued to Stratasys Inc. stockholders one Objet ordinary share for each share of Stratasys Inc. common stock outstanding and Stratasys Inc. became an indirect, wholly-owned subsidiary of Objet. Immediately prior to the closing of the merger, Objet’s shareholders approved a conversion of all outstanding Objet preferred shares into ordinary shares and a reverse split of Objet’s ordinary shares at a ratio of 1 for 8.691. After giving effect to the reverse split and the conversion ratio of one Objet ordinary share for each share of Stratasys Inc. common stock, the former holders of Stratasys Inc. common stock held 55% of the Company’s ordinary shares and the holders of Objet ordinary shares retained 45% of the Company’s ordinary shares, on a fully diluted basis determined by using the treasury stock method. The calculation of the ordinary shares to be held after the merger by the Stratasys Inc. stockholders and the Objet shareholders gave effect to the assumed exercise of all outstanding in-the-money options of each entity as determined on the treasury stock basis of accounting.

At the completion of the merger, each outstanding option to purchase one share of Stratasys Inc. common stock was converted into an option to purchase one ordinary share of the Company at an exercise price equal to the original exercise price of the Stratasys Inc. option, and otherwise in accordance with the remaining original terms of the Stratasys Inc. option. Under the terms of the Stratasys Inc. options, all outstanding Stratasys Inc. options granted prior to the merger date plus certain options granted in May 2012 became fully exercisable automatically as a result of the completion of the merger. Stock-based compensation expense of $4.5 million was recognized on the merger date upon the options becoming fully exercisable, representing the unamortized expense calculated at the time of the original option grant.

The merger has been accounted for as an acquisition of Objet by Stratasys Inc. in accordance with ASC Topic 805, “Business Combinations,” using the acquisition method of accounting with Stratasys Inc. as the accounting acquirer. Since Stratasys Ltd. (formerly known as Objet, Ltd.), as the parent company of Stratasys Inc. after the merger, is the legal acquirer, the merger has been accounted for as a reverse acquisition. Under these accounting standards, Stratasys Inc.’s total purchase price is calculated as if Stratasys Inc. had issued its shares to Objet’s shareholders and converted options to purchase Objet’s ordinary shares to options to purchase Stratasys Inc. common stock, as follows:

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

The converted stock options represent the fair value of such options attributable to service prior to the merger date using the stock price on the merger date as an input to the Black-Scholes valuation model to determine the fair value of the options.

The following assumptions were applied in determining the fair value of deemed (for accounting purposes only) conversion of Objet equity awards:

Risk-free interest rate	0.35%-0.49%
Expected option term	2.5-3.7 years
Expected price volatility	60.72%-62.59%
Dividend yield	-
Weighted average merger date fair value	$70.01

The Company’s computation of expected volatility is based on historical volatility. The expected option term was calculated in accordance with ASC 718. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of the merger.

Under the acquisition method of accounting, the total purchase price is allocated to the net tangible and intangible assets of Objet acquired in the merger, based on their fair values at the merger date. The allocation of the purchase price to assets acquired and liabilities assumed is as follows (in thousands):

Allocation of
Purchase Price
Cash and cash equivalents	$41,524
Restricted cash	845
Short-term bank deposit	30,062
Accounts receivable - Trade	23,633
Accounts receivable - Other	12,477
Prepaid expenses	1,011
Inventories	40,364
Deferred tax assets	1,755
Property, plant and equipment	15,475
Goodwill	797,063
Intangible assets	490,176
Other non-current assets	2,539
Total assets acquired	1,456,924
Accounts payable & other liabilities	49,876
Unearned revenue	8,674
Deferred tax liabilities	51,003
Other non-current liabilities	6,474
Total liabilities assumed	116,027
Total purchase price	$1,340,897

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of the following intangible assets (in thousands):

		Weighted Average
	Amount	Life - Years
Developed technology	$374,126	9.6
Customer relationships	72,679	10
Trade name	15,291	9
IPR&D	28,080	Indefinite
Total intangible assets	$490,176

The fair values of the developed technology, IPR&D and customer relationships were estimated using a discounted present value income approach. The fair value of the trade name was estimated using an income approach, specifically known as the relief from royalty method. The useful life of the intangible assets for amortization purposes was determined considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors, including legal, regulatory, contractual, competitive, economic or other factors that may limit the useful life of intangible assets. One of the IPR&D projects was launched in 2013 and at December 31, 2013 was classified as developed technology and is being amortized over five years.

In addition, the allocation of the purchase price resulted in the recognition of backlog, which was valued at $6.3 million. Backlog was included in other current assets and was amortized to selling, general and administrative based on the pattern in which the economic benefits of backlog are estimated to be realized.

The goodwill recognized as a result of the merger is attributable primarily to the strategic and synergistic opportunities across the entire additive manufacturing spectrum, expected corporate synergies and the assembled workforce. None of the goodwill recognized is deductible for income tax purposes.

The Company incurred $7.6 million of Stratasys Inc.’s acquisition-related costs that were expensed during the year ended December 31, 2012. These costs are included in selling, general and administrative costs in the Company’s consolidated statements of operations.

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

Actual Objet results of operations included in the Consolidated Results of Operations:

Net sales	$19,098
Loss attributable to Objet	(4,626)

	Year ended
	December 31,
(Unaudited	2012	2011
Supplemental pro forma combined results of operations:
Net sales	$359,054	$274,310
Loss attributable to Stratasys Ltd.	(21,577)	(78,705)
Loss per ordinary share attributable to Stratasys Ltd. - basic and diluted	$(0.58)	$(2.15)

Adjustments to the supplemental pro forma combined results of operations are as follows (in thousands):

	Year ended
	December 31,
(Unaudited)	2012	2011
Stock-based compensation related to business combination	$22,642	$22,079
Increase in amortization of intangibles	44,239	48,261
Adjust expenses related to business combination
(deal fees, inventory step-up, backlog, deferred revenues,
stock-based compensation accelerations)	(28,850)	50,644
Adjust taxes related to the adjustments to the supplemental pro forma	(2,899)	(6,960)
	$35,132	$114,024

These unaudited pro forma condensed combined financial results have been prepared for illustrative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition occurred on the first day of the earliest period presented, or of future results of the combined entities. The unaudited pro forma condensed combined financial information does not reflect any operating efficiencies and cost savings that may be realized from the integration of the acquisition.

Fiscal 2011 Acquisition

Solidscape Acquisition

On May 3, 2011, Stratasys Inc. acquired all the outstanding shares of capital stock of Solidscape Inc. in a cash-for-stock transaction where all outstanding shares of capital stock and all in-the-money options to purchase shares of common stock of Solidscape were exchanged for an aggregate purchase price of $39.1 million.

In 2011, Stratasys Inc. incurred acquisition-related costs of approximately $615,000, which are recorded as selling, general and administrative expenses in the consolidated statements of operations.

The acquisition has been accounted for under the acquisition method of accounting, and, accordingly, the total purchase price is allocated to the net tangible and intangible assets of Solidscape acquired in connection with the acquisition, based on their estimated fair values. The final allocation of the purchase price to assets acquired and liabilities assumed is as follows (in thousands):

Allocation of
Purchase Price
Cash and cash equivalents	$540
Accounts receivable	439
Inventories	1,578
Other current assets	771
Deferred tax assets	383
Property, plant and equipment	364
Goodwill	24,616
Intangible assets	19,500
Total assets acquired	48,191
Accounts payable & other liabilities	(1,041)
Unearned revenue	(154)
Deferred tax liabilities	(7,897)
Total liabilities assumed	(9,092)
Total purchase price	$39,099

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of the following intangible assets (in thousands):

		Weighted Average
	Amount	Life - Years
Developed technology	$11,750	6.7
Customer base	5,100	15
Trademarks	1,150	15
In-process R&D	1,150	Indefinite
Non-compete agreement	350	3
Total intangible assets	$19,500

The fair values of the identified intangible assets were estimated using an income approach. The goodwill recognized as a result of the Solidscape acquisition is primarily attributable to the value of the workforce and corporate synergies. None of the goodwill recognized is deductible for income tax purposes. The useful life of the intangible assets for amortization purposes was determined considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors including legal, regulatory, contractual, competitive economic or other factors that may limit the useful life of intangible assets.

Note 3. Fair Value Measurement

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis, segregated by classes (in thousands):

	December 31, 2013
	Level 2	Level 3	Total
Assets:
Long term investment	$1,634	$-	$1,634
Foreign exchange forward contracts not
designated as hedging instruments	301	-	301
Foreign exchange forward contracts
designated as hedging instruments	153	-	153
Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(1,543)	-	(1,543)
Earn-out obligations	-	(29,025)	(29,025)
	$545	$(29,025)	$(28,480)

	December 31, 2012
	Level 2	Level 3	Total
Assets:
Long term investment	$1,634	$-	$1,634
Foreign exchange forward contracts not
designated as hedging instruments	1,818	-	1,818
Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(765)	-	(765)
	$2,687	$-	$2,687

Long term investment consists of an investment in debt securities classified as available-for-sale and are recorded at fair value. The fair value is based on the sale of similar securities in the market, as well as last sales of these securities in the market (Level 2 inputs).

Foreign exchange forward contracts are presented as other current liabilities and other current assets and are valued primarily based on observable inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs). At December 31, 2013, the Company had foreign exchange forward contracts in effect for the conversion of $54.0 million into €40.3 million and $18.3 million into NIS 65.0 million out of which the Company designated $5.8 million as cash flow hedge for accounting purposes. The change in fair value of those contracts of $0.2 million is included in accumulated other comprehensive income at December 31, 2013. These contracts mature through March 31, 2014.

Foreign exchange forward contracts in effect as of December 31, 2012 were for the conversion of €20.9 million into $26.8 million and $37.0 million into NIS 145.6 million.

The earn-out obligations are described in note 2 and are classified within level 3 because fair value is measured based on the probability-weighted present value of the consideration expected to be transferred. The consideration expected to be transferred is based on the Company’s expectations of various financial metrics. The ultimate payment of earn-out obligations could deviate from current estimates based on the actual results of these financial measures.

Other financial instruments consist mainly of cash and cash equivalents, short term bank deposits, current and non-current receivables, accounts payable and accruals and the fair value of these financial instruments approximates their carrying values.

Note 4. Inventories

Inventories consisted of the following at December 31:

in thousands	2013	2012
Finished goods	$42,251	$37,823
Work-in-process	164	3,809
Raw materials	45,991	26,363
	$88,406	$67,995

Note 5. Net Investment in Sales-type Leases

Certain sales made under lease arrangements are recorded as sales-type leases and may include systems, other products and maintenance contracts. The portion of lease arrangements related to maintenance contracts is deferred and recognized ratably over the coverage period.

The Company’s net investment in sales-type leases consisted of the following as of December 31, 2013 and 2012:

in thousands	2013	2012
Future minimum lease payments receivable	$19,403	$14,169
Less allowance for doubtful accounts	(183)	(301)
Net future minimum lease payment receivable	19,220	13,868
Less unearned interest income	(1,305)	(862)
Net investment in sales-type leases	$17,915	$13,006

Future minimum lease payments due from customers under sales-type leases as of December 31, 2013 were as follows (in thousands):

Year ending December 31,
2014	$7,467
2015	5,066
2016	3,544
2017	2,190
2018	1,136
$19,403

The interest income for sales-type leases is recorded in other income (expense) and amounted to approximately $0.5 million, $0.4 million and $0.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Note 6. Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

in thousands	2013	2012
Machinery and equipment	$58,443	$45,034
Buildings and improvements	34,820	22,501
Computer equipment and software	31,103	19,873
Office equipment	4,324	3,785
Furniture and fixtures	5,606	5,019
Land	12,906	8,772
	147,202	104,984
Accumulated depreciation and amortization	(61,439)	(46,523)
	85,763	58,461
Capital work-in-progress	5,242	3,609
	$91,005	$62,070

Depreciation expenses were $14.6 million, $7.6 million and $5.9 million in the years ended December 31, 2013, 2012 and 2011, respectively.

Note 7. Goodwill and Other Intangible Assets

Goodwill

Changes in goodwill for the years ended December 31, 2013 and 2012 are as follows (in millions):

Goodwill at January 1, 2012	$25.4
Goodwill acquired	797.1
Goodwill at December 31, 2012	822.5
Goodwill acquired	372.0
Translation differences	1.4
Goodwill at December 31, 2013	$1,195.9

Other Intangible Assets

Other intangible assets consisted of the following at December 31 (in thousands):

	2013		2012
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Developed technology	$447,842	$54,029	$385,735	$9,058
Patents	14,065	6,523	13,533	4,952
Trademarks and trade names	59,019	3,817	16,877	592
Customer relationships	100,679	10,793	77,779	1,172
Non-compete agreement	10,354	1,249	350	194
Capitalized software development costs	16,612	13,828	15,831	12,996
IPR&D	63,998	-	29,231	-
	712,569	$90,239	539,336	$28,964
Accumulated amortization	90,239		28,964
Net book value of amortizable intangible assets	$622,330		$510,372

For the years ended December 31, 2013, 2012 and 2011, amortization of intangible assets charged to operations was approximately $61.3 million, $8.1 million and $3.8 million, respectively. The weighted average remaining amortization period for intangible assets as of December 31, 2013 and 2012 was approximately 8.0 years and 9.4 years, respectively.

Estimated amortization expense, for all intangible assets, for the five years subsequent to December 31, 2013 is as follows (in thousands):

Year ending December 31,
2014	$80,685
2015	80,379
2016	80,287
2017	78,929
2018	72,753
Thereafter	229,297

Note 8. Income Taxes

The components of the Company’s deferred tax assets (liabilities) at December 31, 2013 and 2012 were as follows:

in thousands	2013	2012
Current deferred tax assets:
Inventory related	$9,309	$1,110
Tax losses carry forward	3,773	-
Deferred revenue	612	528
Allowance for doubtful accounts	462	295
Research and development credit carryforward	475	-
Reserve for warranty expenses	67	468
Provision for employee related obligations	1,219	1,269
Accrued interest	-	1,126
Issuance costs	431	-
Other	153	172
Current deferred tax assets	$16,501	$4,968

Long-term deferred tax assets:
Tax losses carry forward	407	-
Foreign currency losses	358	-
Stock-based compensation expense	586	1,184
Long-term deferred tax assets	$1,351	$1,184

Current deferred tax liabilities
Issuance costs	(112)	-
Inventory related	-	(645)
Deferred revenue	-	(104)
Order backlog	-	(196)
Current deferred tax liabilities	$(112)	$(945)

Long-term deferred tax assets:
Stock-based compensation expense	$903	$876
Tax losses carry forward	8,311	463
Depreciation	579	-
Research and development credit carryforward	1,904	-
Issuance costs	478	-
Foreign tax credit	893	-
Other	367	186
Long-term deferred tax assets	13,435	1,525

Long-term deferred tax liabilities:
Intangibles	(115,248)	(55,320)
Issuance costs	(430)	-
Depreciation	(3,658)	(898)
Net long-term deferred tax liabilities	$(105,901)	$(54,693)

Total	$(88,161)	$(49,486)

As of December 31, 2013, the Company has a tax net operating loss carryforward of approximately $31.0 million, resulting in a deferred tax asset of approximately $12.5 million. The Company believes it is more likely than not that it will fully utilize this net operating loss carryforward, and accordingly, no valuation allowance has been provided for this deferred tax asset.

Income (loss) before income taxes for the years ended December 31, 2013, 2012 and 2011 was as follows:

in thousands	2013	2012	2011
Domestic (1)	$(13,391)	$23,274	$30,464
Foreign	(15,990)	(4,764)	888
	$(29,381)	$18,510	$31,352

(1) As a result of the Stratasys-Objet Merger, “domestic” reflects income (loss) from continuing operations before income taxes and noncontrolling interest for Israel in 2013 and U.S. for 2012 (since income was primarily in the U.S prior to the December 1, 2012 merger date) and 2011.

The components of income tax (benefit) for the years ended December 31, 2013, 2012 and 2011 were as follows: (for 2013, domestic represents Israel taxes, while foreign represents non-Israel taxes, including U.S. federal, state and local taxes. For 2012 and 2011 domestic represents U.S. federal taxes, while foreign reflects non-U.S.):

in thousands	2013	2012	2011
Current
Domestic	14,714	12,319	10,667
Foreign	1,914	1,445	293
	16,628	13,764	10,960
Deferred
Domestic	(9,428)	(3,113)	(234)
Foreign	(9,674)	(964)	-
	(19,102)	(4,077)	(234)
Total income taxes	$(2,474)	$9,687	$10,726

A reconciliation of the statutory federal income tax rate and the effective tax rate for the years ended December 31, 2013, 2012, and 2011 is set forth below:

	2013	2012	2011
Statutory rate (1)	25.0%	35.0%	35.0%
Approved and Privileged enterprise benefits	6.0
State income taxes, net of
federal benefit	-	2.5	2.1
Tax exempt interest income	-	-	-
Stock compensation expense	(17.3)	3.4	0.6
Manufacturing deduction	-	(5.9)	(2.7)
Federal research and
development tax credit	-	-	(1.6)
Tax contingencies	(12.1)	(3.5)	0.4
Non-deductible acquisition expenses	(4.8)	12.9	0.3
Earning taxed under foreign law	13.2	3.4	-
Other	(1.6)	4.5	0.1
Effective income tax rate	8.4%	52.3%	34.2%

(1) As a result of the Stratasys-Objet merger, the statutory rate for 2013 reflects the Israel statutory rate of 25%. For 2012 (since income was primarily in the U.S with the December 1, 2012 merger date) and 2011, the statutory rate reflects the U.S. statutory rate of 35%.

As a result of the Stratasys-Objet merger, the tax effect of foreign operations for 2013 consists of non-Israel jurisdictions. For 2012 and 2011, the tax effect of foreign operations consists of non-U.S. jurisdictions.

During 2013, the Company adjusted its long-term tax rates due to obtaining an approval from the Israeli Tax Authorities under the Approved Enterprise and Beneficiary Enterprise programs and due to a recent amendment of the Israeli Income Tax Ordinance, under which the corporate tax rate will be 26.5% commencing on January 1, 2014. As a result, the Company recorded a net reduction of approximately $0.6 million in its income tax expense and in its deferred tax liabilities associated with the amortization of the intangible assets.

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

The Company is subject to income taxes in the U.S., various states, Israel and certain other foreign jurisdictions. In the U.S., Stratasys Inc. may be subject to examination by the Internal Revenue Service (“IRS”) for the years 2011, 2012 and 2013. The IRS has completed its examination of Stratasys Inc.’s federal income tax returns for the years 2009 and 2010. The Company files income tax returns in various jurisdictions with varying statutes of limitations. Tax returns of Stratasys Ltd. submitted in Israel through the 2008 tax year are considered to be final. The expiration of the statute of limitations related to the various other foreign and state income tax returns that the Company and its subsidiaries file vary by state and foreign jurisdiction.

At December 31, 2013 and 2012, the Company had unrecognized tax benefits of $7.4 million and $3.8 million, respectively. If recognized, these benefits would favorably impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

in thousands	2013	2012
Balance at beginning of year	$3,809	$1,598
Additions for tax positions related to the current year	1,248	223
Additions for tax positions related to previous years	2,562	14
Additions from the merger	-	3,130
Reduction of reserve for statute expirations	(254)	(1,156)
Balance at end of year	$7,365	$3,809

The balance of the reserve for tax uncertainties includes 0.2 million for estimated interest and penalties at December 31, 2013 and 2012. The Company currently estimates that unrecognized tax benefits will not change materially in the next twelve months.

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
Company incorporated in Germany—tax rate of 27.9%.
Company incorporated in Hong Kong—tax rate of 16.5%.
Company incorporated in Japan—tax rate of 42%.
Company incorporated in China—tax rate of 25%.
Company incorporated in Italy—tax rate of 27.5%.

A significant portion of the Company’s income after the December 1, 2012 merger date is taxed in Israel. The following is a summary of how the Company’s income is taxed in Israel:

a. Basis of taxation:

Tax rates:

Corporate tax rates in Israel were as follows: 2010-25%, 2011-24%, 2012-25%, 2013-25%. Pursuant to recent amendment of the Israeli Income Tax Ordinance the corporate tax rate will increase to 26.5% commencing on January 1, 2014.

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

b. Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Law”):

Various industrial projects of the Company have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Privileged Enterprise benefits is taxed at the regular corporate rate, which was 25% in 2013.

The Company is a Foreign Investors Company, or FIC, as defined by the Israeli Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Beneficiary Enterprise, depending on the level of foreign ownership. When foreign (non-Israeli) ownership exceeds 90%, the Approved Enterprise and Beneficiary Enterprise income is either tax-exempt or taxable at a tax rate of 10% for a 10-year period. The Company cannot assure that it will continue to qualify as a FIC in the future or that the benefits described herein will be granted in the future.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s or Beneficiary Enterprise’s income.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Investment Law and regulations published hereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received with respect to such programs.

The Company does not intend to distribute any amounts of its undistributed tax-exempt income as dividends, as it intends to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved or Beneficiary Enterprise programs, as the undistributed tax exempt income is essentially permanent in duration.

As of December 31, 2013, tax-exempt income of approximately $157.1 million is attributable to the Company’s various Approved and Beneficiary Enterprise programs. If such tax exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and approximately $15.7 million would be incurred as of December 31, 2013.

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

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and thereafter. A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership that: (a) was registered under the Partnerships Ordinance; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities, which, among other things, has Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013 and will increase to 16% and 9% in 2014 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% (20% from 2014) or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while provided that certain conditions are met, the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (25% as of 2012), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should have been made by way of an application to the Israeli Tax Authority by June 30, 2011), such request may not be withdrawn; (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011; and (iii) a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011. The Company has examined the possible effect, if any, of these provisions of the 2011 Amendment on its financial statements and has decided, at this time, not to opt to apply the new benefits under the 2011 Amendment.

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

Note 9. Material Commitments

The Company estimates that at December 31, 2013 and 2012, it had approximately $65.8 million and $30.2 million, respectively, of purchase commitments for inventory from vendors. The Company rents certain of its facilities under non-cancellable operating leases, which expire through 2025.

Minimum annual operating lease payments as of December 31, 2013 are approximately as follows:

Year ending December 31,	in thousands
2014	$7,058
2015	8,402
2016	7,534
2017	5,427
2018	5,456
Thereafter	30,970
$64,847

Rent expense for the years ended December 31, 2013, 2012 and 2011 was approximately $4.7 million, $1.0 million and $0.8 million, respectively.

In November 2013, a wholly-owned subsidiary of the Company entered into an unsecured five-year revolving credit facility (“credit facility”) of up to $250 million, which is intended to serve as the Company’s primary senior unsecured bank credit facility to meet the liquidity needs of the Company. The credit facility matures in October 2018. Interest is calculated at defined margins above the Eurodollar, prime or Federal Funds rates.

The obligations under the credit facility are guaranteed collectively by the Company, its active Israeli subsidiaries and certain U.S subsidiaries. The credit facility requires the Company to maintain certain financial ratios and also contains other events of default and covenants that limit various matters.

As of December 31, 2013, no amounts had been borrowed under the credit facility.

As of December 31, 2013, the Company has an obligation to pay earn-out to MakerBot shareholders in an amount of approximately $29 million. For additional information refer to note 2.

Note 10. Collaborative Arrangements

The Company has agreements with two manufacturing companies to jointly advance certain of its proprietary technology with each of those two companies. The agreements entitle the Company to receive reimbursement payments of costs actually incurred under joint development projects. During the years ended December 31, 2013, 2012 and 2011, approximately $3.6 million, $3.2 million and $0.7 million, respectively, of research and development expenses were offset by payments that were received from these companies.

Note 11. Equity

On September 18, 2013, the Company completed a follow-on public offering of 5.2 million of its ordinary shares and received net proceeds of $462.9 million.

During 2012, Hewlett-Packard Company exercised its warrant to purchase 0.5 million shares of the Company through a “cashless exercise” in accordance with the terms of the warrant and was issued 360,115 shares. The Company received a tax benefit of $6.1 million in excess of the tax benefit based on intrinsic value on date of issuance of the warrant and the tax benefit is reflected as an increase to additional paid-in capital in the statement of changes in equity.

As discussed in note 2, the Stratasys-Objet merger was accounted for as reverse acquisition with Objet as the legal acquirer and Stratasys Inc. as the accounting acquirer. Under reverse acquisition accounting, the U.S. dollar amount for ordinary shares is based on the nominal value and number of shares issued by Objet (reflecting the legal structure of Objet as the legal acquirer) on the merger date plus subsequent shares issued by the Company. The amounts in additional paid-in capital represent that of Stratasys Inc. and include the fair value of shares deemed for accounting purposes to have been issued by Stratasys Inc. on the merger date and the fair value of the Objet stock options included in the purchase price calculation. The Stratasys Inc. additional paid-in capital was also adjusted for the difference between the number of ordinary shares discussed in note 2 above and the historical number of shares of Stratasys Inc. common stock, as well as the elimination of the recorded number of Stratasys Inc. treasury stock. In September, 2012 Objet shareholders adopted resolutions according to which, upon the effectiveness of the merger, the Company’s authorized share capital was reduced to 60 million ordinary shares of a nominal value of NIS 0.01 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The current authorized share capital reflects (i) the automatic conversion of all Objet preferred shares and options to purchase preferred shares outstanding prior to the effective time of the merger into ordinary shares and options to purchase ordinary shares, respectively, on a one-for-one basis, in accordance with the articles of association of Objet in effect prior to the closing of the merger, and (ii) a one-for-8.691 reverse stock split ratio and accompanying reduction in Objet’s authorized share capital from NIS 5 million to NIS 0.6 million and a corresponding reduction in the nominal value per share from NIS 0.0833 to NIS 0.01, each of which became effective at the effective time of the merger.

At the Company’s annual general meeting held in June 2013, the Company’s shareholders approved an amendment to the Company’s articles of association to increase the number of ordinary shares the Company is authorized to issue to 180 million and correspondingly to increase the Company’s share capital to NIS1.8 million.

Note 12. Stock Options

The Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective upon closing of the Stratasys-Objet merger, provides for the grant of options, restricted shares, restricted share units and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to the Company or any of its affiliates. The initial reserved pool under the 2012 Plan was 2 million shares. The number of shares reserved will be automatically increased annually on January 1 by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by the Company’s board of directors, if so determined prior to the January 1 on which the increase will occur. In February, 2013, the Company’s general meeting approved that effective as of the date of adoption by the Company’s shareholders of this resolution, the first sentence of Section 5.1 of the Stratasys Ltd. Omnibus Equity Incentive Plan be, and it hereby is, amended to insert “4,000,000” in lieu of “2,000,000". As of December 31, 2013, 3.6 million shares were available for equity awards under the 2012 plan. On January 1, 2014, the reserve pool under the 2012 plan was automatically increased by 0.5 million shares.

The Company recognized a one-time stock compensation expense of $4.5 million in 2012 in connection with stock options granted by Stratasys Inc. prior to the date of the merger agreement and certain options granted in May 2012, all of which became fully exercisable under their terms on completion of the merger. Stratasys Inc. options outstanding on the merger date were replaced with Company options with the same terms and equivalent value.

Objet options outstanding on the merger date remained outstanding under their original terms. Under purchase accounting, the value of options that were vested and exercisable on the merger date was included as part of the purchase price. The value of options with remaining vesting after the merger date was re-valued as of the merger date and that value will be reflected in stock compensation expense over the remaining vesting period. The valuation on the merger date used assumptions of risk free interest rate of 0.4% to 0.5%; expected option terms of 2.5 to 3.7 years; expected price volatility of 60.7% to 62.6%; and no dividend yield.

A summary of the stock option activity (reflecting historical Stratasys Inc. stock options prior to the Stratasys-Objet merger date) for the years ended December 31, 2013, 2012 and 2011 is as follows:

					Weighted
	Number				Average
	of Options	Per Share			Exercise
	Outstanding	Exercise Price			Price
Shares under option
at January 1, 2011	1,182,650	$8.27	-	$33.06	$15.16
Granted in 2011	325,000	21.08	-	25.95	25.42
Exercised in 2011	(423,783)	8.27	-	24.65	14.61
Expired in 2011	(3,000)	12.49	-	12.49	12.49
Forfeited in 2011	(43,600)	9.30	-	25.50	16.08
Shares under option
at December 31, 2011	1,037,267	9.30	-	33.06	18.59
Granted in 2012	336,750	46.87	-	46.87	46.87
Objet options from merger in 2012	3,286,909	2.21	-	15.64	6.10
Exercised in 2012	(1,322,047)	2.21	-	33.06	11.50
Forfeited in 2012	(22,962)	9.30	-	46.87	31.05
Shares under option
at December 31, 2012	3,315,917	2.21	-	46.87	11.84
Granted in 2013	388,131	74.95	-	120.51	86.22
MakerBot options from merger in 2013	77,631	2.74	-	7.30	4.76
Exercised in 2013	(1,741,953)	2.21	-	74.95	7.18
Forfeited in 2013	(32,293)	2.74	-	91.56	30.40
Shares under option
at December 31, 2013	2,007,433	$2.21	-	$120.51	$29.66

A summary of stock options exercisable at December 31, 2013, 2012 and 2011 is as follows:

					Weighted
	Number				Average
	of	Per Share			Exercise
	Shares	Exercise Price			Price
Options exercisable at
December 31, 2013	1,013,848	$2.21	-	$74.95	$11.36

Options exercisable at
December 31, 2012	2,281,298	$2.21	-	$46.87	$7.32

Options exercisable at
December 31, 2011	210,520	$9.30	-	$26.15	$16.44

The following table summarizes information about stock options outstanding at December 31, 2013:

	Options Outstanding			Options Exercisable
	Number	Weighted-		Number
	Outstanding	Average	Weighted-	Exercisable	Weighted-
	at	Remaining	Average	at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Prices	2013	Life in Years	Price	2013	Price
$2.21 - $7.82	773,770	4.3	$5.94	618,965	$5.53
9.30 - 18.26	508,832	3.5	15.40	269,989	15.19
18.78 - 74.95	370,179	4.6	43.63	124,894	31.97
82.15 - 120.51	354,652	9.5	87.27	0	-
	2,007,433		29.66	1,013,848	11.36
Aggregate
intrinsic value	$59,536,686			$11,516,404

The weighted average life remaining on vested options was 3.9 years at December 31, 2013. The weighted average grant date fair value based on the Black-Scholes model was $40.94 for options granted in 2013 and $44.51 for options forfeited in 2013. The Company issues new ordinary shares upon exercise of stock options. The total intrinsic value of options exercised was approximately $12.5 million in 2013, $74.5 million in 2012 and $9.5 million in 2011.

The Company used the Black-Scholes option-pricing model to determine the fair value of grants made in 2013, 2012 and 2011. The following assumptions were applied in determining the compensation cost:

	2013	2012	2011
Risk-free interest rate	1.4% - 1.7%	0.8%	0.9% - 1.5%
Expected option term	5.1 - 5.2 years	4.5 years	4.5 years
Expected price volatility	56% - 57%	62%	55%
Dividend yield	-	-	-
Weighted average grant date fair value	$40.94	$22.36	$10.67

The Company’s computation of expected volatility is based on historical volatility of the Company’s stock. The expected option term was calculated in accordance with the simplified method in accordance with ASC 718. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

As of December 31, 2012 there were 1,034,619 unvested options with a weighted average grant date fair value of $53.74 based on the Black-Scholes model. As of December 31, 2013, there were 993,585 unvested options with a weighted average grant date fair value of $46.79 based on the Black-Scholes model. As of December 31, 2013, approximately $57 million of total unrecognized compensation expense related to unvested share-based compensation granted under the Company’s plans. That cost is expected to be recognized over a weighted-average period of 1.7 years.

During 2013, the Company granted restricted share units (“RSUs”) for 215,153 ordinary shares of the Company. Stock-based compensation expense equal to the aggregate fair value of the RSUs at grant date of $21.1 million, less an estimate of forfeitures, is being recorded on a straight-line basis over the four-year vesting period.

Stock-based compensation expenses included in the Company’s Statements of Operations were:

	2013	2012	2011
Cost of sales	$2,980	$603	$-
Research and development, net	3,491	960	-
Selling, general and administrative	17,791	7,311	1,587
Total stock-based compensation expenses	$24,262	$8,874	$1,587

Note 13. Litigation

Claims and Proceedings

1) On June 29, 2012, a purported class action complaint was filed in the District Court, Fourth Judicial District, Hennepin County, Minnesota (the “Minnesota Court”), naming Stratasys Inc., the members of its board of directors, and Objet’s two indirect, wholly-owned subsidiaries party to the merger agreement (Seurat Holdings Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Objet, or Holdco, and Oaktree Merger Inc., a Delaware corporation, or Merger Sub) as defendants. On July 2, 2012, another purported class action complaint was filed in the Court of Chancery of the State of Delaware (the “Delaware Court”), naming the same persons as well as Objet as defendants. A third purported class action was filed on July 17, 2012, also in the Minnesota Court naming the same parties (except for Objet) as defendants. The complaints generally alleged that, in connection with approving the merger, the Stratasys Inc. directors breached their fiduciary duties owed to Stratasys Inc. stockholders and that Stratasys Inc., Objet, Holdco and Merger Sub knowingly aided and abetted the Stratasys Inc. directors’ breaches of their fiduciary duties. The complaints sought, among other things, certification of the case as a class action, an injunction against the consummation of the transaction, a judgment against the defendants for damages, and an award of fees, expenses and costs to plaintiffs and their attorneys. On October 3, 2013, the Company, its subsidiary Stratasys, Inc. and the other defendants entered into a settlement agreement with the plaintiffs, which was approved by the Delaware Court. The plaintiffs agreed to a dismissal of the action in the Delaware Court with prejudice, the voluntary dismissal of the Minnesota Actions with prejudice and without costs, and the release of all claims against the defendants, subject to certain conditions. The defendants agreed not to oppose an award of attorneys’ fees, costs and expenses in an amount not to exceed $450,000, to the plaintiffs. However, before the case was heard, plaintiffs’ counsel offered to withdraw the settlement and to discontinue the action without requiring payment of legal fees, costs or expenses by defendants.

The Company recorded a provision in 2012 for probable losses, which are reasonably estimable, arising from this claim, as estimated by management.

2) In December 2008, an employee, whose employment with the Company was subsequently terminated, filed a claim against the Company demanding that, based on an alleged undertaking the Company had made, the Company issue to him an option that would allow him to maintain an equity interest of 1.45% in the Company, as well as reimburse salary reductions he had suffered in an aggregate sum of NIS 552,000 ($159,000). In July 2009, the Company filed its statement of defense, rejecting the claims raised by the former employee. Together with the former employee, the Company initiated mediation of the dispute, but did not reach a settlement. The former employee later amended his initial pleading to seek an additional NIS 441,000 ($127,000) on account of alleged wrongful termination by the Company. The claim was dismissed in November 2013 by the Israeli labor court, also awarding the Company legal expenses of NIS 55,000. The plaintiff has appealed the decisions and the appeal is currently ongoing at the national Israeli labor court.

3) In October 2007, a former supplier of Objet brought an action against Objet and the former directors of its European subsidiary (one of whom, Ilan Levin, is a current director of the Company) in a Brussels commercial court, claiming damages of €566,000 ($780,000), plus interest and related legal and litigation costs. On April 26, 2010, the court held Objet and its subsidiary’s former directors jointly and severally liable for the full amount claimed. Objet along with its subsidiary’s former directors filed an appeal of the judgment in May 2010, with respect to which the final judgment is expected to be rendered in 2014. In keeping with required procedures related to the litigation, in July 2011, the Company deposited the full amount of the original judgment in favor of the former supplier, plus interest and litigation costs (€690,000, or $951,000, in total) into a blocked, state-owned account in the Company’s name, to be held pending the outcome of the appeal.

Objet recorded a provision in 2007 and 2008 for probable losses, which are reasonably estimable, arising from this claim, as estimated by management. Management believes that there is no material exposure to loss in excess of the amount accrued.

4) On March 4, 2013, the Company was notified of two lawsuits purportedly filed in an Israeli district court against the Company by four current or former minority shareholders and former directors of the Company. The lawsuits purportedly demand that the Company amend its capitalization table such that certain share issuances prior to the Stratasys-Objet merger to certain of Objet’s shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Executive Committee of the Company’s board of directors, David Reis, Chief Executive Officer, various shareholders of the Company who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, a director. The lawsuits allege in particular that a series of investments in Objet during 2002 and 2003 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that the Company effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. The company filed its statements of defense in May 2013 denying the plaintiffs’ claims. We are scheduled for hearings in April 2014, in which the court will hear arguments concerning the Company’s motions to dismiss the claims and its appeal to make the plaintiffs pay full court fees.

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

Note 14. Entity-Wide Disclosure

Net sales by geographic area were as follows:

in thousands	Year ended December 31,
	2013	2012	2011
North America	$262,614	$113,854	$82,373
EMEA	126,214	62,781	49,885
Asia Pacific	90,023	35,450	21,506
Other	5,552	3,159	2,130
	$484,403	$215,244	$155,894

Property, plant and equipment by geographical location were as follows:

in thousands	December 31,
	2013	2012
North America	$63,141	$45,545
EMEA	25,360	15,411
Asia Pacific	2,504	1,114
	$91,005	$62,070

No single customer accounted for 10% or more of Company’s total net sales, or Company’s net accounts receivable, in any fiscal year presented.

Note 15. Retirement Plans and Employee Rights Upon Termination

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

The Company has a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code (“Code”) that covers eligible U.S. employees as defined in the Plan. Participants may elect to contribute up to 50% of pre-tax annual compensation, as defined by the Plan, up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal to the lesser of $3,000 or 3% of the participant’s annual compensation. On January 1, 2014, the Company changed its contributions to the lesser of $3,000 or 4% of the participant’s annual compensation. The Company, at its discretion, may make additional contributions, also subject to Code limitations. For the years ended December 31, 2013, 2012 and 2011 the Company made 401(k) Plan contributions of approximately $1.1 million, $0.8 million and $0.5 million respectively.

Note 16. Computation of net income (loss) per share

The Company complies with ASC 260, Earnings Per Share, which requires dual presentation of basic and diluted income (loss) per ordinary share attributable to Stratasys Ltd. for all periods presented. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding for the reporting periods. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of common stock that then share in the income of the Company. The difference between the number of common shares used to compute basic net income (loss) per share and diluted net income per share relates to additional common shares that would be issued upon the assumed exercise of stock options and warrants, net of the common shares that would hypothetically be repurchased using the proceeds received from the original exercise.

The following table is a reconciliation of the numerator and denominator of the basic and diluted income (loss) per share computations for the years ended December 31, 2013, 2012 and 2011:

(in thousands, except per share amounts)	Year ended December 31,
Numerator:	2013	2012	2011
Net income (loss) attributable to Stratasys Ltd.– numerator for basic net income (loss) per share	$(26,954)	$8,491	$20,626
Add: Effect of dilutive securities
Earn-out	(1,683)	-	-
Numerator for diluted income (loss) per share	(28,637)	8,491	20,626

Denominator:
Weighted average shares – denominator for basic net income (loss) per share	42,079	22,812	21,133
Add: Effect of dilutive securities
Earn-out	20	-	-
Stock options and other equity compensation	-	964	520
Denominator for diluted income (loss) per share	42,099	23,776	21,653

Net income (loss) per share attributable to Stratasys Ltd.
Basic	$(0.64)	$0.37	$0.98
Diluted	$(0.68)	$0.36	$0.95

There were no additional ordinary shares deriving from stock option plan included in the 2013 diluted calculation since they had an antidilutive effect on loss per share.

Earn-out obligation is included in basic earnings per share calculation only when there is no circumstance under which the earn-out settlement shares would not be issued. When calculating diluted earnings per share, earn-out obligation settlement shares will be included in the denominator of the calculation as of the beginning of the interim period in which the earn-out conditions are satisfied.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Years ended December 31, 2013, 2012, and 2011

in thousands

COLUMN A	Column B	Column C - Additions		Column D	Column E

	Balances at	Charged to			Balances
	beginning	costs and	Charged to		at end
Description	of period	expenses	other accounts	Deductions	of period
2013
Reserve for bad debts and allowances	$955	$1,300	$-	$268	$1,987

2012
Reserve for bad debts and allowances	$1,319	$232	$-	$596	$955

2011
Reserve for bad debts and allowances	$1,284	$140	$-	$105	$1,319

S-1

ITEM 19. EXHIBITS.

Item 19. Exhibits.

Exhibit Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd. (1)

1.2	Amendments to Amended and Restated Articles of Association of Stratasys Ltd. (2)

1.3	Memorandum of Association of Stratasys Ltd. (3)

2.1	Specimen ordinary share certificate of Stratasys Ltd. (4)

4.1	Form of Standstill Agreement entered into by Stratasys, Inc., Stratasys Ltd. (formerly known as Objet Ltd.) and certain of Stratasys Ltd.’s shareholders (5)

4.2	Stratasys Ltd. (formerly known as Objet Geometries Ltd.) Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan(6)

4.3	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (7)

4.4	Form of Indemnification Agreement by and between Stratasys Ltd. and each of its directors and executive officers (8)

4.5	Employment Agreement, dated September 15, 2008, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and David Reis (9)

4.6	Employment Agreement, dated June 27, 2011, by and between Stratasys Ltd. (formerly known as Objet Ltd.) and Ilan Levin (10)

4.7	OEM Purchase and License Agreement, effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and Ricoh Printing Systems America, Inc. (11)#

4.8	Assignment, dated October 23, 1989, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for an apparatus and method for creating three-dimensional objects (12)

4.9	Assignment, dated June 5, 1992, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a modeling apparatus for three dimensional objects (13)

4.10	Assignment, dated June 1, 1994, from S. Scott Crump, James W. Comb, William R. Priedeman, Jr., and Robert Zinniel to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a process and apparatus of support removal for three-dimensional modeling (13)

4.11	Credit Agreement, dated November 7, 2014, by and among Stratasys Ltd., Stratasys International Ltd., Bank of America, N.A., as Administrative Agent and Swing Line Lender, and the lenders party thereto (14)

4.12	Stratasys Ltd. Compensation Policy for Executive Officers and Directors (15)

8.1	Subsidiary List of Stratasys Ltd.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm

15.2	Consent of Grant Thornton LLP

101	The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2013 and 2012; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2013, 2012 and 2011; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

____________________

(1)	Incorporated by reference to Exhibit 1.1 to the registrant’s annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 7, 2013

(2)	Incorporated by reference to Appendix A and Appendix B to the registrant’s proxy statement for its 2013 annual general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K filed with the SEC on May 24, 2013

(3)	Incorporated by reference to Exhibit 3 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(4)	Incorporated by reference to Exhibit 4 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(5)	Incorporated by reference to Exhibit 10.4 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(6)	Incorporated by reference to Exhibit 10.7 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(7)	Incorporated by reference to Exhibit 10.8 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(8)	Incorporated by reference to Exhibit 10.9 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(9)	Incorporated by reference to Exhibit 10.8 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(10)	Incorporated by reference to Exhibit 10.9 to the registrant’s registration statement on Form F-4, SEC File No. 33-99108) filed with the SEC on June 8, 2012

(11)	Incorporated by reference to Exhibit 10.10 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(12)	Incorporated by reference to Amendment No. 1 to Stratasys, Inc.’s registration statement on Form SB-2 (SEC File No. 33-99108) filed with the SEC on December 20, 1995

(13)	Incorporated by reference to Stratasys, Inc.’s current report on Form 8-K, Amendment No. 2, filed with the SEC on January 1, 1995.

(14)	Incorporated by reference to Exhibit 10.1 to the registrant’s report of foreign private issuer on Form 6-K filed with the SEC on November 7, 2013

(15)	Incorporated by reference to Appendix A to the registrant’s proxy statement for its extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K filed with the SEC on August 16, 2013

# Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

STRATASYS LTD.

By:	/s/ David Reis
David Reis
Chief Executive Officer

Date:	March 3, 2014