Form 20-F
period 2014-12-31
STRATASYS LTD.
filed 2015-03-03
CIK 1517396

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

S. Scott Crump, Chairman of Executive Committee

Tel: (952) 937-3000

E-mail: scott.crump@stratasys.com

7665 Commerce Way

Eden Prairie, Minnesota 55344

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.01 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

50,922,737 Ordinary Shares, NIS 0.01 nominal value, at December 31, 2014.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This annual report on Form 20-F, or this annual report, is being filed by the registrant, Stratasys Ltd., an Israeli company. As described in its previous filings with the Securities and Exchange Commission, or the SEC, the registrant (formerly known as Objet Geometries Ltd. and then Objet Ltd.) was party to a merger with Stratasys, Inc., a Delaware corporation, that was completed on December 1, 2012, referred to as the Stratasys-Objet merger or the merger. The Stratasys-Objet merger was structured as a reverse merger of Stratasys, Inc. with and into an indirect, wholly owned subsidiary of Objet Ltd., in which Objet Ltd. served as the legal acquirer. For accounting purposes, however, Stratasys, Inc. was treated as the acquiring company, and the Stratasys-Objet merger is accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the historical financial statements of Stratasys, Inc. for all periods up until the effective time of the Stratasys-Objet merger on December 1, 2012 are our historical financial statements. The consolidated financial statements of the registrant included in this annual report include the operations of Stratasys Ltd. (formerly Objet Ltd.) only since December 1, 2012, the date on which the Stratasys-Objet merger was consummated.

Given the significance of the Stratasys-Objet merger, we encourage you to review the separate historical financial statements of Objet Ltd. for information related to the historical results of operations and financial condition of Objet Ltd. Those separate financial statements were included in the proxy statement/prospectus included in the registrant’s Registration Statement on Form F-4, initially filed by the registrant with the SEC on June 8, 2012, and in Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed by the registrant on September 3, 2013.

Unless otherwise indicated or the context otherwise requires, references to “Stratasys,” “our company,” “the Company,” “the combined company,” “the registrant,” “we,” “us,” and “our” refer to Stratasys Ltd. (formerly known as Objet Ltd.), and its consolidated subsidiaries. References to “Objet” generally refer to Objet Ltd. and its consolidated subsidiaries prior to the effective time of the Stratasys-Objet merger on December 1, 2012. We may also use “Objet” to refer to the line of products previously sold by Objet Ltd. and the related current, ongoing operations that have continued following the Stratasys-Objet merger. References to “Stratasys, Inc.” generally refer to Stratasys, Inc., a Delaware corporation, and its consolidated subsidiaries prior to the effective time of the Stratasys-Objet merger, but sometimes (as the context requires) refer to the current, ongoing operations of our Stratasys, Inc. subsidiary. The historical financial information set forth in this annual report, unless otherwise indicated or the context otherwise requires, reflects the consolidated results of operations and financial position of: (i) Stratasys, Inc. prior to the merger; and (ii) Stratasys Ltd. since the merger.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•	the extent of our success at introducing new or improved products and solutions that gain market share;

•	the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

•	the impact of competition and new technologies;

•	general market, political and economic conditions in the countries in which we operate;

•	projected capital expenditures and liquidity;

•	changes in our strategy;

•	government regulations and approvals;

•	changes in customers’ budgeting priorities;

•	the overall global economic environment;

•	litigation and regulatory proceedings; and

•	those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”, as well as in this annual report generally.

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

USE OF TRADE NAMES

Unless the context otherwise indicates or requires, “Stratasys,” “For a 3D World,” “Objet,” “PolyJet,” “Connex,” “Eden,” “FDM”, “Fortus,” “Dimension,” “Uprint,” “Mojo,” “FullCure,” “Stratasys Direct Manufacturing,” “Solidscape,” “Solid Concepts,” “GrabCAD,” “MakerBot,” “Thingiverse,” “Replicator,” “RedEyE,” “Harvest Technologies” and all product names and trade names used by us in this annual report are our trademarks and service marks, which may be registered in certain jurisdictions. Although we have omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved. Furthermore, the “Stratasys” and “Objet” design logos are our property. This annual report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

•	references to the “Stratasys-Objet merger” refer to the merger consummated on December 1, 2012 whereby Stratasys, Inc., a Delaware corporation, merged with and into an indirect, wholly-owned Delaware subsidiary of Objet Ltd. (now known as Stratasys Ltd.), an Israeli company, with Stratasys, Inc. surviving the merger and becoming an indirect, wholly-owned subsidiary of Objet (which changed its name to Stratasys Ltd. at that time);

•	references to the “Stratasys-Objet merger agreement” refer to the Agreement and Plan of Merger, dated as of April 13, 2012, as amended, by and among Stratasys, Inc.; Objet Ltd.; Seurat Holdings Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Objet (“Holdco”); and Oaktree Merger Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Holdco, pursuant to which the merger was consummated;

•	references to the “MakerBot transaction” refer to the merger consummated on August 15, 2013 whereby Cooperation Technology Corporation, a Delaware corporation (now known as Baccio Corporation), or MakerBot, which is the direct parent company of MakerBot Industries, LLC, merged with and into an indirect, wholly-owned subsidiary of Stratasys Ltd., with MakerBot becoming an indirect, wholly-owned subsidiary of Stratasys Ltd.;

•	references to the “Solid Concepts acquisition” or “Solid Concepts transaction” refer to the acquisition consummated on July 14, 2014 whereby Stratasys Ltd. acquired Solid Concepts Inc.;

•	references to the “Harvest Technologies acquisition” refer to the acquisition consummated on August 1, 2014 whereby Stratasys Ltd. acquired Harvest Technologies Inc.

•	references to “ordinary shares”, “our shares” and similar expressions refer to our Ordinary Shares, nominal value NIS 0.01 per share;

•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “articles” or “amended articles” are to our Amended and Restated Articles of Association, which became effective upon the closing of the merger, as subsequently amended;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

•	references to the “Securities Act” are to the Securities Act of 1933, as amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to “NASDAQ” are to the Nasdaq Stock Market; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.
3

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

Stratasys, Inc. was treated as the acquiring company in the Stratasys-Objet merger for accounting purposes and the Stratasys-Objet merger was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the historical financial statements of Stratasys, Inc. prior to the effective time of the merger on December 1, 2012 became our historical financial statements. The consolidated financial statements included in this annual report include the operations of Stratasys Ltd. (formerly Objet Ltd.) for the years ended December 31, 2014 and 2013 and for the month ended December 31, 2012 (as the Stratasys-Objet merger was consummated on December 1, 2012). Therefore, while the balance sheet data presented below reflects the financial position of Stratasys Ltd. as of December 31, 2014, 2013 and 2012, respectively, the consolidated statement of operations data reflects the results of operations of Stratasys Ltd. for the years ended December 31, 2014 and 2013 and from December 1 through December 31, 2012, and the results of operations of Stratasys, Inc. from January 1 through November 30, 2012. The below selected consolidated financial data reflects the consolidated results of operations and financial position of Stratasys, Inc. as of, and for the years ended, December 31, 2011 and 2010.

The historical selected consolidated statement of operations data for the years 2014, 2013 and 2012, and the selected consolidated balance sheet data at December 31, 2014 and 2013 have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statements of operations data for the years 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012, 2011 and 2010, have been derived from our previously reported audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements and accompanying notes and “Operating and Financial Review and Prospects” appearing in Item 5 of this annual report, and are qualified entirely by reference to such consolidated financial statements. Our historical results set forth herein are not necessarily indicative of our future results.

(in thousands, except per share data)	Year Ended December 31,
	2014	2013	2012	2011	2010
Statement of Operations Data:
Net sales	$750,129	$484,403	$215,244	$155,894	$117,844
Gross profit	362,394	226,173	109,911	82,404	56,086
Research and development expense	82,270	52,310	19,659	14,360	9,755
Selling, general and administrative expense	351,993	202,040	73,130	39,038	32,863
Goodwill impairment	102,470	—	—	—	—
Change in fair value of obligations in connection with acquisitions	(26,150)	754	—	—	—
Operating income (loss)	(148,189)	(28,931)	17,122	29,006	13,468
Net income (loss)	(119,470)	(26,907)	8,823	20,626	9,370
Net income (loss) attributable to Stratasys Ltd.	(119,420)	(26,954)	8,491	20,626	9,370
Net income (loss) per basic share	(2.39)	(0.64)	0.39	0.98	0.46
Net income (loss) per basic share attributable to Stratasys Ltd.	(2.39)	(0.64)	0.37	0.98	0.46
Weighted average basic shares outstanding	50,019	42,079	22,812	21,133	20,579
Net income (loss) per diluted share	(2.39)	(0.68)	0.37	0.95	0.44
Net income (loss) per diluted share attributable to Stratasys Ltd.	(2.39)	(0.68)	0.36	0.95	0.44
Weighted average diluted shares outstanding	50,019	42,099	23,776	21,653	21,130
Balance Sheet Data:
Working capital	$546,062	$714,404	$230,929	$64,086	$60,196
Total assets	2,899,107	2,782,221	1,731,513	221,770	178,460
Equity	$2,531,239	$2,499,787	$1,572,156	$183,311	$152,282

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

The operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market place or the expectations of securities analysts or investors, the market price of our ordinary shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below and those identified throughout this “Risk factors” section:

•	the degree of market acceptance of our products and services;

•	the mix of products and services that we sell during any period;

•	long sales cycles;

•	unforeseen liabilities or difficulties in integrating our acquisitions;

•	changes in the amount that that we spend to develop, acquire or license new products, consumables, technologies or businesses;

•	changes in the amounts that we spend to promote our products and services;

•	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

•	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;

•	development of new competitive products and services by others;

•	difficulty in predicting sales patterns and reorder rates that may result from multi-tier distribution strategy associated with new product categories such as entry level desktop 3D printers;

•	litigation or threats of litigation, including intellectual property claims by third parties;

•	changes in accounting rules and tax laws;

•	the geographic distribution of our sales;

•	our responses to price competition;

•	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

•	changes in interest rates that affect returns on our cash balances and short-term investments;

•	changes in dollar-shekel and dollar-Euro exchange rates that affect the value of our net assets, revenues and expenditures from and/or relating to our activities carried out in those currencies;

•	failure of a development partner to continue supporting certain product development efforts it is funding; and

•	the level of research and development activities by our company.

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

To the extent that other companies are successful in developing or marketing consumables for use in our Idea, Design and Production Series systems, our revenues and profits would likely be adversely affected.

We sell a substantial portion of the consumables used in our Idea, Design and Production Series systems. We attempt to protect against replication of our proprietary consumables through patents and trade secrets and provide that warranties on those systems may be invalid if customers use non-genuine consumables that cause damage to the printer. Other companies have developed and sold, and may continue to develop and sell, consumables that are used with our systems, which may reduce our consumables sales and impair our overall revenues and profitability.

If our product mix shifts too far into lower margin products or our revenues mix shifts significantly towards our AM services business, our profitability could be reduced.

Sales of certain of our existing products have higher margins than others. For instance, our high-end systems and related consumables yield a greater gross margin than our entry-level systems. As we continue to ship entry-level systems including desktop 3D printers, our sales of those systems have grown. Furthermore, some of those sales may displace sales of our other systems. If sales of our entry-level desktop 3D printers have the effect of reducing sales of our higher margin products, or if for any other reason, our product mix shifts too far into lower margin products, and we are not able to sufficiently reduce the engineering, production and other costs associated with those products or substantially increase the sales of those products, our profitability could be reduced. A similar negative impact on our gross margins could result if we experience a substantial shift towards revenues generated by our AM parts service business, which we expect to significantly broaden as a result of our recent acquisitions of Solid Concepts and Harvest Technologies, and which are characterized by lower margins relative to our products.

We have experienced rapid and significant growth in our operations and intend to continue to grow, and if we cannot adequately adapt our infrastructure and properly integrate the internal or external sources of our growth in order to generate the intended benefits from it, our results of operations will suffer.

We have experienced rapid and significant growth in our operations and intend to continue to grow, both organically and from acquisitions, such as the MakerBot transaction, the Solid Concepts acquisition, the Harvest Technologies acquisition and the GrabCAD acquisition. The adaptation of our infrastructure to our growth will require, among other things, continued development of our financial and management controls and management information systems, including our ongoing implementation of a unified enterprise resource planning system, management of our sales channel, increased capital expenditures, the ability to attract and retain qualified management personnel and the training of new personnel. We cannot be sure that our infrastructure, systems, procedures, business processes and managerial controls will be adequate to support the rapid and significant growth in our operations. Any delays in, or problems associated with, implementing, or transitioning to, new or enhanced systems, procedures, or controls to accommodate and support the requirements of our business and operations and to effectively and efficiently integrate acquired operations may adversely affect our ability to meet customer requirements, manage our product inventory, and record and report financial and management information on a timely and accurate basis.

Additional unforeseen difficulties and expenditures that may result from the integration of a new business or technology include:

•	difficulty transitioning customers and other business relationships to our company;

•	problems unifying management following a transaction;

•	the loss of key employees from our existing or acquired businesses;

•	diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses or new product or service lines; and

•	difficulties in coordinating geographically disparate organizations and corporate cultures and integrating management personnel with different business backgrounds.

These potential negative effects could prevent us from realizing the benefits of an acquisition transaction or other growth opportunity. In that event, our competitive position, revenues, revenue growth, financial condition, results of operations and liquidity could be adversely affected, which could, in turn, adversely affect our share price and shareholder value.

Declines in the prices of our products and services may adversely affect our financial results.

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

We compete for end-users with a wide variety of producers of systems that create models, prototypes, other 3D objects and end-use parts as well as producers of materials and services for these systems, including both additive and subtractive manufacturing methodologies, such as metal extrusion, computer-controlled machining and manual modeling techniques. Our principal competition currently consists of other manufacturers of systems for prototype development and customized manufacturing processes, including 3D Systems Corporation, EOS GmbH and EnvisionTEC GmbH, and, with respect to our entry-level desktop 3D printers, a multitude of companies such as 3D Systems Corporation, Delta Micro Factory, Affinia, Ultimaker, Printrbot, Leapfrog, Solidoodle and others. For our recently-broadened AM parts and services business, our chief competitors consist of 3D Systems Corporation, Materialise and many other smaller service providers. In late 2014 HP announced its intention to offer 3D printers targeting similar end-users to ours. If these printers become commercially available they may compete directly with some of our product lines. We may face additional competition in the future from other new entrants into the marketplace, including companies that may have significantly greater resources than we have that may become new market entrants or may enter through acquisition or strategic or marketing partnerships with current competitors.

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

As part of our growth strategy, we expect to continue to regularly evaluate acquisitions or investments to expand our suite of products and services. Even if we are able to identify a suitable acquisition or investment, we may not be able to consummate any such transaction if we cannot reach an agreement on favorable terms or if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. If we proceed with a particular acquisition, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition, results of operations or liquidity. Acquisitions will also require us to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. We will also be required to record any post-closing goodwill or other long-lived asset impairment charges in the period in which they occur, which could result in a significant charge to our earnings in that period. We could also face unknown liabilities or write-offs.

If we are not successful in completing the integration of our constituent companies from our recent acquisitions, the benefits of these later transactions may not be fully realized and the market price of our ordinary shares may be negatively affected.

Since the consummation of the Objet-Stratasys merger in December 2012, we have acquired MakerBot, Solid Concepts, Harvest Technologies, GrabCAD and other companies. While we believe that integration activities have progressed well to date, the ongoing difficulties of coordinating our operations include:

• coordinating geographically separate organizations;

• coordinating sales, distribution and marketing functions, including integration and management of our constituent companies’ sales channels;

• consolidating the financial reporting systems and ERP systems of our constituent companies;

• management of a substantially larger organization, with an increased number of employees over large geographic distances; and

• addressing inconsistencies among the companies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with suppliers, distributors, customers and employees.

As a result of these and other factors, we may not successfully complete the integration of our acquired entities. Furthermore, we may not realize all of the benefits and synergies of the acquired entities in the timeframe anticipated. It is also possible that such continuing integration and coordination arrangements could lead to the loss of members of our senior executive team, diversion of the attention of management, or the disruption or interruption of, or the loss of momentum in, our ongoing business, which could adversely affect our business and financial results. The occurrence of such negative results could adversely affect the market price of our ordinary shares.

Our operations, particularly in integrating the operations of our constituent companies, could suffer if we are unable to attract and retain key management or other key employees.

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior executive team could delay or prevent the successful implementation of our growth strategy, or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel (including scientific, technical and sales personnel) in the additive manufacturing, or AM, industry, and there can be no assurance that we will be able to retain such personnel. We experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development and manufacturing operations, we may be unable to achieve the synergies expected from mergers and acquisitions that we may effect from time to time, or to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our Minnesota, New York, California, Texas, New Hampshire or Israeli facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs.

Defects in new products or in enhancements to our existing products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

Our systems may contain undetected defects or errors when first introduced or as enhancements are released that, despite testing, are not discovered until after a product has been used. This could result in delayed market acceptance of those products, claims from distributors, end-users or others, increased end-user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims that could lead to significant expenses as we need to compensate affected end-users for costs incurred related to product quality issues. This risk may be heightened when we sell products into certain markets, such as healthcare-related applications.

This risk of product liability claims may also be greater due to the use of certain hazardous chemicals used in the manufacture of certain of our products. Those hazardous chemicals fall within three different categories (with several of the chemicals falling within multiple categories): irritants, harmful chemicals and chemicals dangerous for the environment. In addition, we may be subject to claims that our 3D printers have been, or may be, used to create parts that are not in compliance with legal requirements or that intellectual property posted by third parties on our Thingiverse and GrabCAD websites infringes the intellectual property rights of others.

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

Our AM services business, offering parts used as prototypes, benchmarks and end-use parts in general, and~~,~~ in the case of end-use parts, our sales to customers in the aerospace, medical and automotive industries, in particular, makes us more susceptible to product and other liability claims, which characterize operations in those industries. These activities and our accompanying exposure to claims will increase significantly as a result of our recent acquisitions of Solid Concepts and Harvest Technologies. Any such claims that are not adequately covered by insurance or for which insurance is not available may adversely affect our results of operations and financial condition.

As a result of our recent acquisitions of Solid Concepts and Harvest Technologies, and together with RedEye, our preexisting digital manufacturing service business, we expect to significantly broaden and increase our production and offering of AM parts, which are used by our customers as prototypes, benchmarks and end-use parts, as part of our newly branded Stratasys Direct Manufacturing, or SDM, service. In particular, we expect to provide these additive manufacturing services to customers in the aerospace, medical and automotive industries. The sale of end use parts in general, and to customers in the foregoing industries in particular, exposes us to possible claims for property damage and personal injury or death, which may result from the use of these end-use parts. We may be potentially liable, in significant amounts, if an aircraft, automotive or medical part, component, or accessory or any other aviation, automotive or medical product that we have sold, produced or repaired fails, or if an aircraft or automobile for which our subsidiaries have provided services or in which their parts are installed crashes and the cause can be linked to those parts or cannot be determined. Our SDM service carries liability insurance in amounts that we believe are adequate for its risk exposure and commensurate with industry norms. While we intend to monitor our insurance coverage as our additive manufacturing services business continues to grow, claims may arise in the future, and that insurance coverage may not be adequate or available to protect our consolidated company in all circumstances. Additionally, we might not be able to maintain adequate insurance coverage for our AM services business in the future at an acceptable cost. Any liability claim against our AM services business that is not covered by adequate insurance could adversely affect our consolidated results of operations and financial condition.

If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

We purchase components and sub-assemblies for our systems, raw materials that are used in our consumables, and AM syatems, component parts and raw materials for our Stratasys Direct Manufacturing services business, from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts, sub-assemblies and raw materials that we use, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Furthermore, the suppliers of AM systems and materials used in our SDM parts service may refuse to sell us additional AM systems or component parts and materials for AM systems that our SDM service uses. Our reliance on a single or limited number of vendors involves a number of risks, including:

•	potential shortages of some key components;

•	product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;

•	discontinuation of a product on which we rely;

•	potential insolvency of these vendors; and

•	reduced control over delivery schedules, manufacturing capabilities, quality and costs.

In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems and parts based on our internal forecasts and the availability of raw materials, assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component or raw material that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier for a particular component, material or compound, we could be required to modify our existing products or the end-parts that we offer to accommodate substitute components, material or compounds.

In particular, we rely on a sole supplier, Ricoh Printing Systems America, Inc., or Ricoh, for the printer heads for our PolyJet 3D printers. Under the terms of our agreement with Ricoh, we purchase printer heads and associated electronic components, and receive a non-transferable, non-exclusive right to assemble, use and sell these purchased products under Ricoh’s patent rights and trade secrets. Due to the risk of a discontinuation of the supply of Ricoh printer heads and other key components of our products, we maintain excess inventory of those printer heads and other components. However, if our forecasts exceed actual orders, we may hold large inventories of slow-moving or unusable parts or raw materials, which could result in inventory write offs or write downs and have an adverse effect on our cash flow, profitability and results of operations. See “Item 4. Information on the Company—Business Overview—Manufacturing and Suppliers—Inventory and Suppliers—Ricoh Agreement” for further discussion of this agreement.

If goodwill or other intangible assets that we have recorded become impaired, we could have to take significant charges against earnings.

As of December 31, 2014, the book value of all of our goodwill and other intangible assets, which was primarily attributable to the Stratasys-Objet merger, the MakerBot transaction and the Solid Concepts acquisition, was approximately $1.9 billion. Under accounting principles generally accepted in the United States of America, or GAAP, we must assess, at least annually and potentially more frequently, whether the value of goodwill and other indefinite-lived intangible assets has been impaired. During the year ended December 31, 2014 we recorded an impairment charge of $102.5 million related to our MakerBot reporting unit. Please see Note 1 to our audited financial statements included in Item 18 of this annual report for further information. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Such impairment may result from one of a number of possible causes, including invalidation of acquired patents, trademarks or other intellectual property, or the impairment of other intangible assets due to litigation, obsolescence, competitive factors, lower than expected revenue and operating results or other reasons. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect our results of operations and shareholders’ equity in future periods. We will continue to monitor other intangible assets in an effort to determine whether events and circumstances warrant further impairment charges. Please see Note 7 to our audited financial statements included in Item 18 of this annual report for further information.

Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

We assemble and test the systems that we sell, and produce consumables for our systems, at single facilities in various locations that are specifically dedicated to separate categories of systems and consumables. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply 3D printers, other systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

A loss of, or reduction in revenues from, a significant number of our resellers and our independent sales agents would impair our ability to sell our products and services and could reduce our revenues and adversely impact our operating results.

We rely heavily on our network of resellers and independent sales agents to sell and (in the case of resellers) to service our products for end-users in their respective geographic regions. These resellers and sales agents may not be as effective in selling our products or servicing our end-users as we are. Further, if a significant number of these resellers and sales agents were to terminate their relationship with us or otherwise fail or refuse to sell our products, we may not be able to find replacements that are as qualified or as successful in a timely manner, if at all. If these resellers and independent sales agents do not perform as anticipated or if we are unable to find qualified and successful replacements, our sales will suffer, which would have an adverse effect on our revenues and operating results. Additionally, a default by one or more resellers that have a significant receivables balance could have an adverse financial impact on our financial results.

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

The uncertain direction and relative strength of the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products and services. The prospects for economic growth in some of the regions in which we sell our products remain uncertain, and may cause end-users to further delay or reduce technology purchases. In particular, a portion of our sales are made to customers in countries in Europe, which have been and may continue to be affected by significant economic difficulties. These and other macroeconomic factors had an adverse impact on the sales of the products and services of our constituent companies following the global financial downturn in late 2008, leading to reduced revenues from sales and longer sales cycles. While Objet and Stratasys, Inc. saw an improvement in revenues from sales of their systems and consumables in 2010, 2011 and 2012, and our combined company has continued that positive trend beginning after the completion of the Stratasys-Objet merger on December 1, 2012 through the present time, there can be no assurance that such improvement is sustainable, particularly if global economic conditions suffer another setback or if European economies experience further disruptions.

We also face risks that may arise from financial difficulties experienced by our end-users, suppliers and distributors, which may be exacerbated by continued uncertainty in the global economy, including:

•	reduced end-user demand for products and reduced manufacturing activity levels;

•	distributors and end-users may be unable to obtain credit financing to finance purchases of our products;

•	suppliers may be unable to obtain credit financing to finance purchases of sub-assemblies used to build components of products or purchases of raw materials to produce consumables;

•	end-users or distributors may face financial difficulties or may become insolvent, which could lead to our inability to obtain payment for our products; and

•	key suppliers of raw materials, finished products or components used in our products and consumables may face financial difficulties or may become insolvent, which could lead to disruption in the supply of systems, consumables or spare parts to our end-users.

Our existing and planned international operations currently expose us and will continue to expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We expect to derive a substantial percentage of our sales from international markets. We derived 46% of our sales in 2014 from countries outside of North America. Accordingly, we face significant operational risks from doing business internationally, including:

•	fluctuations in foreign currency exchange rates;

•	potentially longer sales and payment cycles;

•	potentially greater difficulties in collecting accounts receivable;

•	potentially adverse tax consequences;

•	reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

•	difficulties in staffing and managing foreign operations;

•	laws and business practices favoring local competition;

•	costs and difficulties of customizing products for foreign countries;

•	compliance with a wide variety of complex foreign laws, treaties and regulations;

•	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

•	being subject to the laws, regulations and the court systems of many jurisdictions.

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

The credit agreement and related agreements that we and our wholly-owned subsidiary (the borrower) entered into in November 2013 with Bank of America, N.A., as administrative agent and the other lenders party thereto, contain various covenants that limit our ability to, among other things:

•	incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

•	make any investments, except certain investments as specified therein;

•	engage in any material line of business substantially different from those lines of business conducted by us and our subsidiaries or any business substantially related or incidental thereto;

•	create, incur, assume or suffer to exist any indebtedness except certain indebtedness as specified therein.

•	issue redeemable stock and preferred equity;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase debt;

•	make loans, investments and capital expenditures;

•	enter into agreements that restrict distributions from our subsidiaries;

•	sell assets and capital stock of our subsidiaries;

•	enter into certain transactions with affiliates;

•	consolidate or merge with or into, or sell substantially all of our assets to, another person, or dispose of all or substantially all of our IP rights or other assets to or in favor of any person;

•	make any disposition except certain dispositions permitted under the credit agreement;

•	declare or make, directly or indirectly, any restricted payment, or incur any obligation (contingent or otherwise) to do so, except as defined therein; and

•	enter into certain contractual obligations.

A breach of any of these covenants could result in a default or event of default. Upon the occurrence of an event of default under the credit agreement, the lenders could elect to declare all amounts outstanding under the agreement to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could accelerate the repayment of borrowings. If that were to occur, we may not have sufficient assets to repay the amounts owed under the credit agreement or be able to obtain financing from other sources on favorable terms, if at all. For more information, please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital resources and capital expenditures—Revolving credit facility” and note 9 to our consolidated financial statements included in Item 18 of this annual report.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. In addition in California, where many employees of our SDM parts service are located, non-competition agreements with employees are generally unenforceable after termination of employment.

Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that our affiliated entities or our and our affiliates’ respective officers, directors, employees and agents (including distributors of our products) may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act of 2010, as well as trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce. Any violation by any of these persons could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.

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

Our operations use chemicals and produce waste materials. We are subject to extensive environmental, health and safety laws, regulations and permitting requirements in multiple jurisdictions governing, among other things, the generation, use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials and the health and safety of our employees. Under these laws, regulations and requirements, we could also be subject to liability for improper disposal of chemicals and waste materials, including those resulting from the use of our systems and accompanying materials by end-users. These or future laws and regulations could potentially require the expenditure of significant amounts for compliance and/or remediation. If our operations fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances that we generate, use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liabilities for remediation costs, regardless of fault. We may be identified as a potentially responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

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

We are currently party to one significant action by a former employee who seeks the issuance of options exercisable for our ordinary shares. The former employee has demanded, based on an alleged undertaking we had made prior to the Stratasys-Objet merger, that we issue him an option that would allow him to maintain an equity interest of 1.45% in our company and reimburse salary reductions he had suffered. This plaintiff has further demanded compensation on account of alleged wrongful termination. While the initial court ruling on this matter dismissed the case and awarded us legal expenses, the plaintiff has appealed the case, which appeal is currently ongoing and is being litigated in the Israeli national labor court.

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

We are also subject to three additional lawsuits, styled as class actions of our shareholders, which were initiated in the United States District Courts for the District of Minnesota, the Southern District of New York, and the Eastern District of New York on February 5, 9, and 20, 2015, respectively, and which name the Company and certain of our officers as defendants. The lawsuits allege violations of the Exchange Act in connection with allegedly false and misleading statements concerning our business and prospects. The plaintiffs seek damages and an award of reasonable costs and expenses, including attorneys’ fees. These lawsuits are in their initial stages, and no substantive proceedings have occurred to date.

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

As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act, in August 2012 the SEC promulgated final rules regarding disclosure of the use of certain minerals (tin, tantalum, tungsten, and gold), and certain of their derivatives, known as “conflict minerals,” which are mined from the Democratic Republic of the Congo and adjoining countries, as well as procedures regarding a manufacturer’s efforts to prevent the sourcing of such minerals and metals produced from those minerals. As required by these new rules, in 2013, we commenced due diligence efforts to determine our use of conflict minerals, and we made our first conflict mineral filing with the SEC on June 2, 2014. The rules require us to make subsequent disclosures no later than May 31 of each following year. We expect that we will incur additional costs and expenses, which may be significant, in order to comply with these rules. Since our supply chain is complex, ultimately we may not be able to sufficiently verify the origins for any conflict minerals and metals used in our products through the due diligence procedures that we implement, which may adversely affect our reputation with our customers, shareholders, and other stakeholders. In such event, we may also face difficulties in satisfying customers who require that all of our products are certified as conflict mineral free. If we are not able to meet such requirements, customers may choose not to purchase our products, which could adversely affect our sales and the value of portions of our inventory. Further, there may be only a limited number of suppliers offering conflict free minerals and, as a result, we cannot be sure that we will be able to obtain metals, if necessary, from such suppliers in sufficient quantities or at competitive prices. Any one or a combination of these various factors could harm our business, reduce market demand for our products, and adversely affect our profit margins, net sales, and overall financial results.

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

Some of our patents have expired and others will expire in coming years. Upon expiration of those patents, our competitors have introduced, and are likely to continue to introduce, products using the technology previously protected by the expired patents, which products may have lower prices than those of our products. To compete, we may need to reduce our prices for those products, which would adversely affect our revenues, margins and profitability. Additionally, the expiration of our patents could reduce barriers to entry into AM systems, which could result in the reduction of our sales and earnings potential. If competitors using technology previously protected by our expired patents were to introduce products of inferior quality, our potential customers may view our products negatively, which would have an adverse effect on our image and reputation and on our ability to compete with systems using other AM technologies.

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

Our products and technology, including the technology that we license from others, may infringe, misappropriate or otherwise violate the intellectual property rights of third parties. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and we cannot be certain that we were the first to conceive inventions covered by our patents or patent applications or that we were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent holders may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms. In addition, we may be subject to intellectual property infringement claims from individuals, vendors and other companies, including those that have acquired patents in the fields of 3D printing or consumable production for the sole purpose of asserting claims against us. In addition to patent infringement claims, we may be subject to other intellectual property claims, such as claims that we are infringing trademarks or misappropriating trade secrets. We may also be subject to claims relating to the content on our websites, including third-party content posted on our Thingiverse.com or GrabCAD.com websites. Any intellectual property claims, regardless of the merit or resolution of such claims could cause us to incur significant costs in responding to, defending and resolving such claims, and may prohibit or otherwise impair our ability to commercialize new or existing products. Resolution of such claims may, among other things, require us to redesign infringing technology, enter into costly settlement or license agreements on terms that are unfavorable to us, or require us to indemnify our distributors and end-users. Any infringement by us or our licensors of the intellectual property rights of third parties may have a material adverse effect on our business, financial condition and results of operations.

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

One of our dual corporate headquarters, as well as all of our PolyJet-related system manufacturing and research and development facilities, one of our two PolyJet consumables manufacturing facilities, and some of our suppliers, are located in central and southern Israel. In addition, many of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the winter of 2008-2009, in November 2012 and once again in the summer of 2014, Israel has been engaged in armed conflict with Hamas, a militia group and political party that controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas where some of our manufacturing facilities are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region, including those related to the recent unrest in Syria, could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, parties with whom we have agreements involving performance in Israel may claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the political or security situation in Israel.

Furthermore, many of our male employees in Israel, including members of our senior management, are obligated to perform one month, and in some cases longer periods, of annual military reserve duty until they reach the age of 45 (or older, for citizens who hold certain positions in the Israeli armed forces reserves), and, in the event of a military conflict (such as the last conflict with Hamas), may be called to active duty. In response to increases in terrorist activity from time to time and as a result of the last conflict with Hamas, there have been periods of significant call-ups of military reservists, and some of our Israeli employees have been called up in connection with armed conflicts. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of Israeli employees or of one or more of our key Israeli employees. Such disruption could materially adversely affect our business and operations.

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

We are organized under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

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

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel, the Euro, the Yen and other non-U.S. currencies may negatively affect the earnings of our operations.

We report our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the manufacturing, research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the New Israeli Shekel against the U.S. dollar. The Israeli rate of inflation (deflation) amounted to (0.2%), 1.8%, and 1.6% for the years ended December 31, 2014, 2013 and 2012, respectively. The appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to (12. 0%), 6.5% and 2.1% for the years ended December 31, 2014, 2013 and 2012, respectively.

We also have substantial revenues and expenses that are denominated in non-US currencies other than the New Israeli Shekel), particularly the Euro. Therefore, our operating results and cash flows are also subject to fluctuations due to changes in the relative values of the U.S. dollar and those foreign currencies. These fluctuations could negatively affect our operating results and could cause our revenues and net income or loss to vary from quarter to quarter. Furthermore, to the extent that our revenues increase in regions such as Asia Pacific, where our sales are denominated in U.S. dollars, a strengthening of the dollar against other currencies could make our products less competitive in those foreign markets and collection of receivables more difficult.

From time to time we engage in currency hedging activities. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel or from fluctuations in the relative values of the U.S. dollar and other foreign currencies in which we transact business, and may result in a financial loss. For further information, please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk” in this annual report.

Calculating our income tax rate is complex and subject to uncertainty. We currently receive Israeli government tax benefits in respect of our Israeli operations. If we do not meet several conditions for receipt of those benefits, or if the Israeli government otherwise decides to eliminate those benefits, they may be terminated or reduced, which would impact our income tax rate and increase our costs.

The computation of income taxes is complex because it is based on the laws of numerous taxing jurisdictions and requires significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. Income taxes for interim quarters is based on a forecast of our global tax rate for the year, which includes forward-looking financial projections. Such financial projections are based on numerous assumptions, including the expectations of profit and loss by jurisdiction. It is difficult to accurately forecast various items that make up the projections, and such items may be treated as discrete accounting. Examples of items that could cause variability in our income tax rate include our mix of income by jurisdiction, tax deductions for share option expense, the application of transfer pricing rules, and tax audits. Future events, such as changes in our business and the tax law in the jurisdictions where we do business, could also affect our rate.

One important assumption that goes into calculation of our tax rate is the tax benefit that we receive in respect of some of our operations in Israel, referred to as “Approved Enterprise” and “Beneficiary Enterprises,” under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in our company, we have estimated that our effective tax rate to be paid with respect to all Israeli operations under these benefit programs is 7% to 10%, based on the current balance of activity between our Rehovot, Israel and Kiryat Gat, Israel facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set at 26.5%. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we have already received, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Beneficiary Enterprise” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which may cause our global tax rate to be materially different than our estimates and could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, and that could also adversely affect our global tax rate and our results of operations.

The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our global tax rate and our results of operations.

Certain Israeli government grants that we received for certain of our research and development activities in Israel may restrict our ability to transfer manufacturing operations or technology outside of Israel, and failure to satisfy the conditions of those grants with respect to such transfers may require us to obtain a pre-approval from the relevant authorities and pay penalties.

Our Israeli-based research and development efforts were and are financed in part, through grants that we received from Israel’s Office of the Chief Scientist of the Ministry of Economy, or OCS. Through 2006, Objet received approximately $1.5 million, which it repaid in its entirety (including interest thereon) by the end of 2007. . . . In 2014 we received funding of approximately $430 Thousands under the Generic R&D program to support certain research and development projects in Israel.

We must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, or the Research Law, with respect to those current and past grants. When a company develops know-how, technology or products using OCS grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

We are organized in Israel. Most of our officers and directors reside outside of the United States, and a majority of our assets are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Risks related to an investment in our ordinary shares

If certain of our shareholders sell a substantial number of our ordinary shares, the market price of our ordinary shares could decline.

Former MakerBot stockholders and certain MakerBot employees, former Solid Concepts stockholders and option holders, and certain Solid Concepts employees, and certain Harvest Technologies employees and former stockholders, may resell the ordinary shares that we issued or may issue to them pursuant to the MakerBot transaction, Solid Concepts acquisition or Harvest Technologies acquisition, as applicable, under our Form F-3 registration statement that we filed, which covers the resale of the foregoing groups of shares. Under the terms of the MakerBot and Solid Concepts merger agreements, and the Harvest Technologies stock purchase agreement, we issued at the closing of the transactions on August 15, 2013, July 14, 2014 and August 1, 2014, respectively, 3,921,660 ordinary shares, 978,601 ordinary shares and 175,456 ordinary shares (after withholding certain shares for taxes, where applicable), which may be sold or may have already been sold, in whole or part, to the public following the closings. Those shares together constitute approximately 10% of our issued and outstanding shares, in the aggregate, as of the closing date of the Harvest Technologies acquisition (following the issuance of the shares in the Harvest Technologies acquisition). We may also issue up to an additional 650 thousands ordinary shares, approximately 1,000,000 ordinary shares and approximately 111,000 (based on our share price as of the closing) ordinary shares to the selling shareholders and/or employees in respect of periods through early 2015 , mid-2017 and early 2018 pursuant to the terms of the MakerBot merger agreement, Solid Concepts merger agreement and Harvest Technologies stock purchase agreement, respectively, which may be subsequently resold without restriction (assuming that the related registration statement that we have filed remains in effect). Sales of a significant number of the foregoing shares in a short period of time could have the effect of depressing the market price of our ordinary shares.

The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.

The market price of our ordinary shares since the Stratasys-Objet merger has been subject to substantial fluctuation. During 2014 and the early part of 2015 (through February 14, 2015), our ordinary shares have traded with closing prices that have ranged from $57.36 to $136.46. It is likely that the price of our ordinary shares will continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including:

•	whether we achieve the perceived benefits of the mergers or acquisitions that we consummate as rapidly or to the extent anticipated by financial or industry analysts;

•	whether the effects on our business and prospects of the mergers or acquisitions that we consummate are consistent with the expectations of financial or industry analysts;

•	variations in our and our competitors’ results of operations and financial condition;
24

•	market acceptance of our products;

•	the mix of products that we sell, and related services that we provide, during any period;
•	changes in earnings estimates or recommendations by securities analysts;
•	development of new competitive systems and services by others;
•	our announcements of technological innovations or new products;
•	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;
•	developments concerning intellectual property rights;
•	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;
•	changes in our expenditures to promote our products and services;
•	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;
•	success or failure of research and development projects of the combined company or its competitors;
•	the general tendency towards volatility in the market prices of shares of technology companies; and
•	general market conditions and other factors, including factors unrelated to our operating performance.

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

We may need or desire to raise substantial capital in the future. Our future capital requirements will depend on many factors, including, among others:

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

•	our degree of success in capturing a larger portion of additive manufacturing demand;

•	the costs of establishing or acquiring sales, marketing and distribution capabilities for our products;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims; and

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

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

Under the Companies Law, dividends may only be paid out of our profits and other surplus funds (as defined in the Companies Law) as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event that we do not meet the profit and surplus funds criteria, we can seek the approval of an Israeli court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Due to the acquisition method of accounting utilized for the Stratasys-Objet merger and the MakerBot transaction under GAAP, pursuant to which we were deemed to have acquired Objet’s assets, we will incur significant annual amounts of depreciation and amortization expense in respect of those assets (see note 2 to our consolidated financial statements appearing in this annual report for more information on the method of accounting for the Stratasys-Objet merger and the MakerBot transaction). These significant annual expenses under GAAP might reduce or eliminate our profits and surplus funds as determined under the Companies Law, and, hence, may restrict our ability to pay dividends (absent court approval).

We are furthermore restricted from distributing dividends under the terms of our credit agreement and related agreements that we entered into in November 2013 with Bank of America and the other lenders party thereto. See “Risks related to our business and financial condition—Covenants in our credit agreement may restrict our business in many ways” for more information.

In general, the payment of dividends may also be subject to Israeli withholding taxes. In addition, because we receive certain benefits under the Israeli law relating to “Approved Enterprise” and “Beneficiary Enterprise”, our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes to which we would not otherwise be subject. See “Risks related to our operations in Israel—The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.”

We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company, which will reduce the level and amount of disclosure that you receive.

As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Accordingly, you receive less information about our company and trading in our shares by our affiliates than you would receive about a domestic U.S. company, and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.

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

Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2015 (the last business day of our second fiscal quarter of 2015). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2016, we would be required to file periodic reports and financial statements as if we were a company incorporated in the U.S., which, among other things, could result in increased compliance and reporting costs to us.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as they apply to a foreign private issuer, or if our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

We are subject to the requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, which requires a company that is subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute, we are required to document and test our internal control procedures, and our management is required to assess and issue a report concerning our internal controls over financial reporting, in each case on an annual basis. In addition, our independent registered public accounting firm is required to issue an opinion on the effectiveness on our internal control over financial reporting pursuant to Section 404.

We have prepared for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our management’s report. The continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. As our business continues to grow internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure that they remain effective overall. Over the course of testing our internal controls, our management may identify material weaknesses, which may not be remedied in a timely manner on an ongoing basis. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

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

Although we do not believe that we were a PFIC in 2014, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2015 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and the future value of our assets. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information—Taxation—U.S. Federal Income Tax Considerations—Tax Consequences if We Are a Passive Foreign Investment Company”.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and Development of the Company

Our legal and commercial name is Stratasys Ltd., and we are the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd. Stratasys, Inc. was incorporated in Delaware in 1989, and Objet Ltd. was incorporated in Israel in 1998, under the name Objet Geometries Ltd., which was changed in 2011 to Objet Ltd. On December 1, 2012, the two companies completed the Stratasys-Objet merger, pursuant to which Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet Ltd., and Objet Ltd. changed its name to Stratasys Ltd. Also, as part of that transaction, the ordinary shares of Stratasys Ltd. were listed on the NASDAQ Global Select Market under the trading symbol “SSYS”, in place of the listing of the common stock of Stratasys, Inc., which had also traded under that symbol. On August 15, 2013 we acquired Cooperation Technology Corporation, or MakerBot, which was the direct parent company of MakerBot Industries, LLC, a leader in desktop 3D printing, and which owned and operated Thingiverse.com, a website dedicated to the sharing of user-created digital design files. The business of MakerBot (including Thingiverse.com) is now operated by a subsidiary of our company. In July 2014 and August 2014, we completed the acquisitions of Solid Concepts and Harvest Technologies, respectively, two leading providers of additive manufacturing services.

We have dual headquarters. One of our two principal places of business is located at 7665 Commerce Way, Eden Prairie, Minnesota, and our telephone number there is (952) 937-3000. Our registered office and our other principal place of business is located at 2 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, and our telephone number at that office is (+972)-74-745-4314. Our agent in the United States is S. Scott Crump, our Chairman of the Executive Committee, whose address is c/o Stratasys Inc. at the address of our Eden Prairie, Minnesota headquarters. Our World Wide Web address is www.stratasys.com. The information contained on that web site (or on our other web sites, including www.objet.com) is not a part of this annual report. As an Israeli company, we operate under the provisions of Israel’s Companies Law, 5759-1999.

In 2014, 2013 and 2012, our capital expenditures amounted to $62.3million, $39.7 million and $15.1 million, respectively, of which $60.5 million, $33.3 million and $12.1 million, respectively, related to the purchase of fixed assets for manufacturing or engineering development equipment, tooling, leasehold improvements and the acquisition of computer systems and software applications.

Our principal capital expenditures currently in progress are for facility expansion, research and development, manufacturing equipment and information technology, for both our Rehovot, Israel and Eden Prairie, Minnesota headquarters as well as our new facility in Germany. These expenditures are being financed internally from working capital.

B. Business overview

We are a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We believe that the range of 3D printing consumable materials that we offer, consisting of 38 Polyjet/Fused Deposition Modeling, or FDM, cartridge-based materials, five Smooth Curvature Printing, or SCP, inkjet-based materials and 138 non-color digital materials, and over 1,000 color variations, is the widest in the industry. Our services offerings include Stratasys Direct Manufacturing printed parts service as well as our professional services.

AM, which is also referred to as 3D printing, is transforming prototype development manufacturing processes and is displacing certain segments of traditional, or subtractive, manufacturing methodologies such as metal extrusion, computer-controlled machining and manual modeling techniques. With respect to product design and prototype development, 3D printing significantly improves the design process, reduces the time required for product development and facilitates creativity, while keeping the entire design process in-house. 3D printing also enables the direct manufacture of parts that are subsequently incorporated into a user’s end product. In addition, manufacturers are increasingly using 3D printing systems to produce manufacturing tools and fixtures that aid in their production and assembly processes. While 3D printing has historically been focused on design and manufacturing applications, 3D printing is beginning to show signs of broader adoption with the growth of entry-level desktop 3D printers.

Our products and services are used in different applications by customers in a broad array of industries, including aerospace, automotive, consumer electronics, dental, jewelry and more. Our customers range from individuals and smaller businesses to large, global enterprises, and we include a number of Fortune 100 companies among our customers.

We offer a broad range of systems, consumables and services for additive manufacturing. Our wide range of solutions, based on our proprietary AM technologies and production materials, enhance the ability of designers, engineers and manufacturers to:

•	visualize and communicate product ideas and designs;
•	verify the form, fit and function of prototypes;
•	manufacture tools, jigs, fixtures, casts and injection molds used in the process of manufacturing end-products;
•	manufacture customized and short-run end-products more efficiently and with greater agility; and
•	produce objects that could not otherwise be manufactured through subtractive manufacturing methodologies.

Our product portfolio consists of five series of AM systems and the consumables used in those systems. These series are the MakerBot desktop series, the Idea Series, the Design Series, the Production Series and the Dental Series. Collectively, this portfolio offers a variety of performance options for our customers, depending on their desired application, as well as on the nature and size of the designs, prototypes or end-products they seek to produce. Our wide range of systems allows us to offer our customers systems at a number of different price points, depending on the features that our customers desire.

As of December 31, 2014, we have sold approximately 121,661 systems globally, including approximately 79,906 sold by MakerBot. We benefit from recurring revenues from the sale of resin and plastic consumables and related services. We provide products and services to our global customer base throughout our offices in North America and internationally, including: Shanghai, China; Frankfurt, Germany; Genoa, Italy; São Paulo, Brazil; Bangalore, India; Tokyo, Japan, and Hong Kong, as well as through our worldwide network of more than 280 agents and resellers. Additionally, through the MakerBot transaction, we have added an online sales channel. We have more than 2,900 employees and hold more than 800 granted or pending patents internationally.

Industry overview

Historically, prototype development and customized manufacturing have been performed by traditional methods using metal extrusion, computer-controlled machining and manual modeling techniques, in which blocks of material are carved or milled into specific objects. These subtractive manufacturing methodologies have numerous limitations. They often require specialist technicians and can be time- and labor-intensive. The time intensity of traditional modeling can leave little room for design error or subsequent redesign without meaningfully impacting a product’s time-to-market and development cost. As a result, prototypes have traditionally been created only at selected milestones late in the design process, which prevents designers from truly visualizing and verifying the design of an object in the preliminary design stage. The inability to iterate a design rapidly hinders collaboration among design team members and other stakeholders and reduces the ability to optimize a design, as time-to-market and optimization become necessary trade-offs in the design process.

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

Desktop 3D printer usage has shown rapid growth, with the introduction and adoption of affordable entry-level 3D printers and increased availability of content. These entry-level desktop printers are driving substantially increased market adoption. We expect that the adoption of 3D printing will continue to increase over the next several years, in terms of design applications, on the one hand, and DDM applications, on the other hand. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D computer-aided-design, or CAD, and other simplified 3D authoring tools), as well as increased availability of 3D scanners. We also believe that increased adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability of entry-level systems.

Stratasys solutions

Range of solutions

We offer a broad range of systems, consumables and services for additive manufacturing. Our solutions address our customers’ needs for 3D printing, including printing systems, a compatible scanner, consumables, software, paid parts and professional services, and 3D content.

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

Range of technologies and differentiating factors

Our solutions are driven by our proprietary technologies, brought together through the combination of our constituent companies, each of which was a leader in the AM industry. We hold more than 800 granted or pending patents internationally, and our AM systems utilize our patented FDM® and inkjet-based PolyJet™ technologies to enable the production of prototypes, tools used for production and manufactured goods directly from 3D CAD files or other 3D content. We believe that our broad range of product and service offerings is a function of our AM technology leadership.

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

We believe that this technology is differentiated by a number of factors that make it appropriate for 3D printing and DDM. These factors include:

•	the ability to use FDM® systems in an office environment due to the absence of hazardous emissions;
•	the relative absence of post-production processing;
•	minimal material waste;
•	better processing and build repeatability;
•	ease of use, with minimal system set up requirements;
•	no need for costly replacement lasers and laser parts; and
•	a high degree of precision and reliability.

We believe that our 3D inkjet-based printing technology is primarily differentiated from other competing technologies in its ability to scale and deliver high-resolution and multi-material printing, in color. Our easy-to-use, high-speed 3D PolyJet™ printers create high-resolution, smooth surface finish models that have the look, feel and functionality of the final designed product. We offer a wide variety of office-friendly resin consumables, including rigid and flexible (rubber-like) materials and bio-compatible materials for medical applications. Using our PolyJet™ Matrix technology, our solutions also offer the only 3D printing systems that deposit multiple materials simultaneously. This enables users, in a single build process, to print parts and assemblies made of multiple materials that each retain their distinct mechanical and physical properties. For example, users can print objects with both rigid and flexible portions in a single build, or mix different base colors in order to achieve desired color tone. The PolyJet™ Matrix technology also enables on-demand mixing of a wide variety of resins to create a wide range of pre-defined digital materials, which are composite materials with modified physical or mechanical and color properties that result from the combination of multiple materials.

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

We also offer Smooth Curvature Printing, or SCP, thermoplastic ink-jetting technology through our SolidScape brand to produce wax-like patterns for lost-wax casting, investment casting and mold making applications. The SCP printer creates solid 3D parts through an additive, layer-by-layer process, using our SCP thermoplastic ink-jetting technology and high-precision milling of each layer. The parts produced are extremely high resolution with very precise details and fine surface finish, making our SCP systems well-suited for DDM.

We offer 38 Polyjet/FDM cartridge-based materials, five SCP inkjet-based materials and 138 non-color digital materials, and over 1,000 color variations for our 3D printers, which we believe is the widest range of materials in the industry.

Customers

We have a diverse set of customers worldwide, with no single customer or group of affiliated customers nor any individual sales agent or group of affiliated sales agents accounting for more than 10% of our sales in 2014, 2013 or 2012. Our solutions are used across a wide array of applications in a variety of different industries.

Our competitive strengths

We believe that the following are our key competitive strengths:

•	Differentiated product offerings with superior model quality. Our portfolio of 3D printing systems is differentiated through a combination of superior printing qualities, accuracy, print speed, the ability to print a range of materials with varying levels of strength, chemical and heat resistance, color and mechanical properties, the ability to print multiple materials simultaneously and suitability for office environments. Our offering spans the spectrum from entry-level desktop printers to high-end solutions for complex operations. Our FDM-based systems enable highly precise printing of 13 different durable thermoplastic materials, enabling a wide range of DDM applications with little or no post-production processing. Our PolyJet inkjet-based systems jet ultra-thin layers of material that enable significant accuracy, high resolution and smooth finish to printed models. For use
31

with these systems we offer a wide variety of office-friendly resin consumables, including rigid, flexible (rubber-like), transparent and color materials. We believe that we offer the only printing system that utilizes the simultaneous jetting of three materials to enable end-users to print models with rigid, flexible and color materials, in virtually unlimited combinations, in a single build. Our SolidScape SCP thermoplastic ink-jetting technology offers high-precision milling of each printed layer, enabling extremely high resolution with precise details and fine surface finish.

•	Proprietary technology platforms with multidisciplinary technological expertise. We believe that our proprietary 3D FDM and 3D inkjet-based PolyJet printing engines offer end users the versatility and differentiated features necessary for a wide variety of current and potential applications. We combine our proprietary hardware platforms, featuring widely-deployed inkjet printer heads or easy-to-use extrusion heads with integrated software and 38 proprietary materials to develop and produce leading 3D printing systems. This allows us to offer a spectrum of 3D printers and printing systems of varying features, capacities and price points, and to migrate the advanced features of our high-end products to our entry-level products with greater efficiency. Our 3D printing solutions integrate innovations in a wide range of scientific disciplines, such as physics, chemistry, and mechanical and electrical engineering, as well as software development. We have made significant investments in developing and integrating technologies into our hardware platform, software and proprietary consumables. We believe that we have a strong base of technology know-how. Our patent portfolio consists of more than 800 granted or pending patents internationally. We believe that we have a culture of innovation, and we expect to continue to enhance our solutions both to further drive market adoption of 3D printing and to broaden our market reach.

•	Leading Direct Manufacturing Business. Our newly branded Stratasys Direct Manufacturing service business, which comprises our legacy RedEye parts business combined with the recently acquired Solid Concepts and Harvest Technologies, is one of the largest and leading AM parts service providers globally. This unit’s knowledge of and experience in AM, including materials and systems know-how, and AM end-use parts production is expected to enhance our DDM offering suite. This unit offers a wide array of underlying printing technologies and materials. Furthermore, Stratasys Direct Manufacturing enables us to offer a broader solution to our customers, catering to more of their 3D printing needs, whether by supply of 3D printers or of 3D printed parts. We believe this offering creates better customer intimacy and a competitive advantage for Stratasys.

•	Large and growing installed base. Our differentiated offerings have led to a large and growing installed base. As of December 31, 2014, we have sold approximately 121,661 systems globally, including approximately 79,906 sold by MakerBot. The significant installed base has resulted in greater distribution reach and enhanced opportunities for cross selling, given the significantly broadened and complementary product offerings. It furthermore presents us with an opportunity to generate recurring revenues from sales of consumables to the installed base.

•	Leading position in desktop 3D printing. With the acquisition of MakerBot, we have expanded our solutions for 3D printing, encompassing accessible desktop 3D printers and materials and leading content creation and sharing solutions. We believe that this category is poised for significant growth driven by broader adoption of 3D printing and an increase the in number of applications where 3D printing is used. We believe our installed base, brand awareness and portfolio of solutions in this category positions us well to capitalize on the continued growth of this category.

•	Diverse, global customer base. We have a broad customer base, ranging from global market leading brands to small businesses and professionals and individuals. Our end-users include companies across a wide range of industries and applications, including automotive, aerospace, architecture, consumer products, educational institutions, defense, medical analysis, medical systems, electronics, and heavy equipment.

•	Extensive global reach. With more than 280 channel partners around the world, we are well positioned to leverage the extensive geographic reach of our marketing and sales organization to serve customers and grow awareness of 3D printing for RP and DDM. The merger between Stratasys and Objet has already resulted in greater distribution reach and enhanced opportunities for cross selling into our combined company’s installed base, given the significantly broadened and complementary product offerings the merger produced. In addition, through the MakerBot transaction we have added an online sales channel.

Our growth strategy

The key elements of our strategy for growth include the following:

•	Identifying new vertical applications for our proprietary 3D printing technologies. We believe that the proliferation of 3D content, advancements in AM technology platforms and the introduction of improved materials will continue to drive growth in 3D printing. We intend to invest in the identification of new applications (especially DDM applications) for which our proprietary printing technologies and materials are appropriate. In addition, we seek relevant niche applications where AM can provide substantial value, and develop a comprehensive solution to address these opportunities. We also intend to encourage existing and potential customers to identify new applications in part by increasing awareness of the features of our technology and product offerings.

•	Increasing adoption of AM manufacturing solutions. We believe that the adoption of 3D printing for manufacturing applications can be accelerated through working intimately with our customers and the 3D printing ecosystem, to reduce the complexity of using our solutions. We are investing in developing professional services capabilities to enhance our customers’ ability to use our solutions. In addition, we collaborate with strategic partners in our ecosystem to streamline the integration of 3D printing solutions into the business processes of our customers.

•	Driving further adoption through desktop systems. We expect to drive market adoption through increased sales of our desktop systems. These systems are expected to penetrate a broad and largely untapped addressable market, targeting small design teams within large organizations, small and medium-sized businesses and individuals. We expect to leverage our growing Thingiverse community to accelerate adoption. We expect to incorporate certain additional features of our high-end series of printers into our entry-level series over time.

•	Leveraging our global reach to expand the customer base and further penetrate existing customers. We have a network of more than 280 resellers and selling agents around the world and various online channels. We will seek to increase the penetration of our existing customer base by enabling customers to streamline purchasing processes and by increasing cross-selling into our installed base. We intend to reach new customers and increase sales to existing customers by providing access to new solutions that address customers’ specific needs. These solutions include those offered by our Stratasys Direct Manufacturing service. As part of this strategy we intend to grow awareness of 3D printing solutions for RP and DDM and to develop industry specific sales channels as part of our effort to commercialize a broader range of new DDM applications. Additionally, we expect to significantly expand our online presence and leverage our retail channel.

•	Maintaining and extending our technology lead. Our multidisciplinary technological leadership, as evidenced by our more than 800 granted or pending patents internationally, underpins our proprietary hardware, integrated software and range of 3D printing materials, which consist of range of 38 Polyjet/FDM cartridge-based materials, five SCP inkjet-based materials and 138 non-color digital materials, and over 1,000 color variations. We will seek to extend our technological capabilities by continuing to invest in our R&D efforts, which focus on enhancing our 3D PolyJet and FDM printing technologies as well as developing new innovative solutions for 3D printing. In addition, we will continue developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications. We believe that by enhancing our AM technological capabilities and by developing and introducing new materials for our 3D printing and production systems, we will be able to increase both the size of, and our share of, the 3D printing marketplace.

•	Continuing servicing our installed base. Today our company has the largest AM solutions installed base in the industry. We consider the relationship with our customers to be a valuable asset, as reflected in our customer satisfaction surveys. We plan to continue nurturing these relationships to enhance the intimacy with our customers, which will allow us to address their needs better through innovative and holistic prototyping and manufacturing solutions of printers and materials, AM printed parts service and advanced professional services.

•	Growing through complementary acquisitions. We intend to selectively pursue acquisitions to expand our product offerings, go to market and overall growth and market penetration. Accordingly, we may consider acquisitions and investments in order to effect and accelerate our other growth strategies.

Products and services

Our product portfolio consists of five series of AM systems and the consumables used by those systems. Our product series comprise the MakerBot desktop series, the Idea Series, the Design Series, the Production Series and the Dental Series. Collectively, this portfolio of products offers a broad range of performance options for users, depending on their desired application, as well as on the nature and size of the designs, prototypes or end-products they seek to produce. Our products are available at a variety of different price points and include entry-level desktop

3D printers, a range of systems for RP, and large production systems for DDM. We also offer a range of printing materials consisting of 38 Polyjet/FDM cartridge-based materials, five SCP inkjet-based materials and 138 non-color digital materials and over 1,000 color variations. The performance of our different systems varies in terms of capabilities, which are related to the following features:

•	print speed;
•	resolution;
•	materials;
•	resin cartridge capacity and filament spool size;
•	maximum model (or tray) size; and
•	duty cycle, or the number of objects that a printer can produce over a given period of time without requiring maintenance.

Our systems also integrate our software and are supported by services that we provide to our customers, both directly and through our reseller channel.

Printing systems

Our AM systems are described below:

Design Series: Our Design Series includes the Dimension and Objet brands. The Dimension brand features our FDM technology and the Objet brand features our PolyJet technology. The technology available in this series makes it well suited for all aspects of RP, from design visualization and communication to form and fit verification to model building for functional testing. This series also offers a variety of products that provide customers with a broad range of choices of features such as printing capacity, production speed and price. The Dimension product line allows users to create parts in ABSplus plastic. This material enables production of parts with the strength required for true form, fit and functional testing. The Connex Systems are our most advanced PolyJet-based printer line featuring the highest capacity and offering the broadest set of features, including the ability to jet three materials simultaneously, with rigid, flexible and color characteristics, in virtually unlimited combinations, in a single build.

Production Series: The Production Series includes our Fortus, Polyjet and SolidScape brands, all of which are typically used for DDM applications. 3D Production Systems driven by PolyJetTM technology work by jetting state-of-the-art photopolymer materials in ultra-thin layers onto a build tray, layer by layer, until the part is complete. The intuitive Objet Studio™ software manages the process. And, with multi-material 3D production systems, you can combine different material properties in the same part, in a single print – gaining ultimate versatility. Our proven FDM® technology is the foundation for the Fortus® 3D Production Systems. Durable, production-grade thermoplastic is heated in an extrusion head and deposited in thin layers on a modeling base. The part is built, layer upon layer, with exactness from the bottom up. InsightTM software provides advanced control over build parameters. When the part is complete, the soluble or breakaway support material is removed, leaving an accurate, durable part that’s environmentally stable. We also offer our SolidScape line of 3D printers for DDM applications. This line of products combines patent-protected, SCP thermoplastic ink-jetting technology and high-precision milling of each layer, with our proprietary graphical front-end ModelWorks software. Objects created with these systems feature extremely high pattern resolution and accuracy and are used primarily for jewelry products and dental applications.

MakerBot Replicator series: Our MakerBot Replicator series represents our 3D desktop printers, compact, and professional-grade printers. Our desktop and compact printers are affordable, and designed for easy, desktop use and are typically used by individuals operating alone or within an enterprise. Our larger, professional printer has a large build volume ideal for industrial prototypes, models and products. We acquired MakerBot in August 2013 to enhance our desktop offerings. In addition to the Replicator printer series, our MakerBot portfolio includes the Digitzer, which is a 3D scanner that allows customers to scan an object and convert it into a digital file that can subsequently be printed.

Idea Series: The Idea Series includes our lower capacity, affordable set of 3D printers for professional use. This series comprises the MoJo and uPrint product families, both of which are FDM-based. These products are designed for easy use in an office environment and produce professional grade parts using our ABS line of thermoplastics.

Dental Series: Each Dental Series 3D printer runs on one of two patented, industry-leading technologies to build models, dental appliances and casting wax-ups in-house, directly from digital files. Our PolyJet technology enables the production of surgical guides, fitting models, veneer try-ins and orthodontic appliances from materials specially engineered for dental applications. Our wax-deposition-modeling, or WDM, technology drives 3D printers that enable the production of crowns, bridges and partial dentures.

Consumable materials

We sell a broad range of 3D printing materials, consisting of 38 Polyjet/FDM cartridge-based materials, five SCP inkjet-based materials and 138 non-color digital materials, and over 1,000 color variations for use in our 3D printers and production systems. The sale of these materials provides us with a recurring revenue stream from users of our 3D printers and production systems.

The materials we sell are described below:

FDM-based materials

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

PolyJet-based materials

Our resin consumables, which consist of our PolyJet family of proprietary acrylic-based photopolymer materials, are designed for use with our PolyJet printing systems and enable users of those products to create highly accurate, finely detailed 3D models and parts for a wide range of prototype development and customized manufacturing applications. The wide variety of resins within the PolyJet family is characterized by transparent, colored, or opaque visual properties and flexible, rigid or other physical properties. The FullCure support materials that are used together with the model materials enable the 3D printing of models with a wide array of complex geometries. Our PolyJet materials are produced in-house and are specially designed for our printing systems.

We have invested significant research and development efforts in optimizing our PolyJet materials for use with inkjet technology. These efforts are reflected in the properties of these materials, which enable them to be packaged, stored, combined and readily cured upon printing. Our PolyJet materials are packaged in cartridges for safe handling and are suitable for use in office environments. The polymerized materials can also be machined, drilled, chrome-plated or painted in most cases.

SCP inkjet-based materials

Our SolidScape 3D materials are non-toxic thermoplastic materials featuring excellent lost wax casting qualities, including fast melt out, no ash or residue, and no thermal expansion. Currently, we have three modeling materials commercially available for use with our SolidScape technology. These include materials formulated specifically for particular industries, such as a thermalpolyester formula developed to help retail jewelers and manufacturers meet the demand for finished goods using less precious materials and a thermalpolyester material formulated to deliver high casting yields for dental applications.

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

Our different software suites are specifically designed for our different AM systems and their different applications. Accordingly, certain software focuses on increasing build speed and improving the design engineer’s control and efficiency over the entire build process. Other software suites offer simple “click & build” preparation and print tray editing, and provide easy, accurate job timing estimation and full job control, including queue management. Similarly, we offer software that allows users to make adjustments to 3D printing properties. For example, for our Connex line of 3D printers, our software enables users to change the color and material mix in the printing process, allowing users to quickly modify the properties of the model being printed.

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

Online Community

Thingiverse.com

Thingiverse is our online community for sharing downloadable, digital 3D designs. The Thingiverse platform enables users to share and customize their digital designs. We believe that Thingiverse is the largest repository of free 3D printable content available to consumers. Thingiverse includes more than 250,000 public designs available for downloading.

We furthermore operate the MakerBot Digital Store online in which we sell high quality, printable and paintable digital 3D models, now offered on a streaming platform. The content is presented in one of three categories and supplemented with licensed content from strategic partners. All models are designed to be printed on the MakerBot desktop 3D printers.

GrabCAD Community

We host the GrabCAD Community for mechanical engineers and designers, where members can upload and download free CAD models, post and answer mechanical engineering questions, and participate in design challenges. This community had more than 1.6 million members at the end of 2014. The GrabCAD community provides engineers and designers a resource for CAD models helping them communicate ideas and share designs.

Our services

Support services and warranty

Customer support

Our customer support department provides on-site system installation, basic operation training, a full range of maintenance and repair services and remote technical support to users of our products. We provide support to our customers directly and through our resellers, ensuring that support and parts may be readily obtained worldwide. We also offer training to our customers, particularly on our high-performance systems. Our support network consists of the following:

•	More than 500 trained, Stratasys-certified engineers providing worldwide, on-site installation, training and support.

•	Direct support engineers through our company.

•	Indirect support engineers through certified partners, including third-party service organizations or selected resellers who provide support for our systems.

•	Phone and direct on-site company support in six languages, and resellers indirect support in local languages.

•	Service logistics in key regional centers.
36

•	Training facilities and resources in regional centers.

•	Computerized management system and knowledge distribution platform to ensure high-quality support for our customers, including secure remote access to a customer service database containing service history and technical documentation to aid in troubleshooting and repairing systems.

•	Support, tools and up-to-date information to our direct customer and distribution channels from our product support engineering team.

Our goal is to ensure maximum uptime and productivity for our AM systems. In order to do so, we regularly update the technical documentation related to our systems, offer extensive training courses for operators and promote proactive knowledge sharing designed to help users maximize the value of their equipment and to expand the applications for which they employ our 3D printing and production systems.

We offer services on a time and materials basis as well as through a number of post-warranty maintenance contracts with varying levels of support and pricing, as described below under “Extended support programs.”

Customer support is represented on cross-functional product development teams within our company to ensure that products are designed for serviceability and to provide our internal design and engineering departments with feedback on field issues. Failure analysis, corrective action, and continuation engineering efforts are driven by data collected in the field. Ongoing customer support initiatives include development of advanced diagnostic and troubleshooting techniques and comprehensive preventative maintenance programs, an expanded training and certification program for Stratasys and Stratasys partners’ technical personnel, and improved communication between the field and the factory.

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

Stratasys Direct Manufacturing paid-parts service

Stratasys Direct Manufacturing was formed on January 1, 2015 from our three AM service companies – RedEye (formerly a business unit of Stratasys, Inc.) and newly acquired Harvest Technologies and Solid Concepts – and is a provider of 3D printing and custom AM services. Stratasys Direct Manufacturing offers AM capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes. Our Stratasys Direct Manufacturing paid-parts service produces prototypes and end-use parts for customers from a customer-provided CAD file. This allows the customer to benefit from our process-related knowhow, capitalize on the variety of materials and machine types available through our service center, and take advantage of additional capacity using the latest in proven RP and DDM technologies and processes. Our Stratasys Direct Manufacturing business operates a website service, www.stratasysdirect.com, which enables our customers to obtain quotes and order parts around the clock, seven days a week.

Marketing, sales and distribution

Marketing

Our marketing strategies are focused on increasing awareness of our key solutions and services, strengthening our leadership brand positions, accelerating and supporting sales growth, and increasing customer loyalty. We initiate marketing programs and campaigns to drive lead generation throughout the countries in which we and our resellers and agents operate. We are also investing in programs to support our strategic account and select vertical industry sales efforts.

We use a variety of inbound and outbound marketing methods to reach potential customers. Examples of inbound methods include search marketing (Search Engine Optimization and Pay-Per-Click advertising), social media, blogs, syndication, webinars and white papers. Outbound channel examples include digital and print communication programs, press relations, direct mail and e-mail campaigns, tradeshows, newsletters, industry associations and referrals. In addition, we have built and maintain on-site product and technology demonstration capabilities in certain regional offices across the world.

We measure and analyze the success of various marketing initiatives and strive to identify current and future customer needs. Based on our analysis, we create and update our product roadmaps and individual marketing plans to help optimize distribution while helping ensure a smooth process of release, ramp-up and sales of our products.

Sales distribution methods

Our sales organization sells, distributes and provides follow-up support services with respect to our AM systems and related consumables, through a worldwide sales and marketing infrastructure. We generally use three methods for distribution and support: (i) sales to resellers who purchase and resell our products and through whom follow-up support and maintenance services and replacement parts are provided to end-users; (ii) sales of systems that are arranged by a network of independent sales agents worldwide, pursuant to which we sell directly to end-users, pay commissions to such agents, and directly handle the sale of consumables and provision of follow-up support services; and (iii) direct sales of systems or services to end-users without the involvement of any intermediaries, for which all aspects of our sales and follow-up services are handled exclusively by our company. In certain instances, the same individual or company can serve as a reseller with respect to certain of our products while acting as an independent sales agent for other products. Our resellers and independent sales agents are overseen by regional managers and operate on a non-exclusive basis, although we believe that most do not sell competing AM systems.

Almost all of the reseller and independent sales agent locations that distribute our products have our AM systems available for tradeshows, product demonstrations, and other promotional activities. Additionally, many of them enjoy a long-term presence and offer third-party 3D CAD software packages in their respective territories, enabling them to cross-sell our systems to customers who purchase those other products.

In addition to our direct and indirect seller network, we also offer our MakerBot Replicator series and related consumables and services through our online and retail channels.

Geographical structure of sales organization

The primary sales organization for our 3D printers and production systems including related consumables, materials and services is divided into groups based on the following geographical regions: North America; Europe and Middle East; Asia Pacific; and Latin America. This structure allows us to align our sales and marketing resources with our diverse customer base. Our sales organization in each region provides sales support to the network of independent reseller and sales agent locations throughout the particular region. We also operate sales and service centers in various locations throughout North America and internationally, including: Shanghai, China; Frankfurt, Germany; Genoa, Italy; São Paulo, Brazil; Bangalore, India; Tokyo, Japan; and Hong Kong.

Manufacturing and suppliers

Manufacturing

The manufacturing process for our 3D printing and production FDM and Polyjet systems consists of assembling those systems using both off-the-shelf and customized components manufactured specifically for us, and producing and packaging the consumables products to be used by those systems. Our core competencies include FDM and Polyjet printing systems assembly, systems integration, software installation and resin and filament manufacturing, all of which are done internally at our facilities. We currently operate on a build-to-forecast basis and obtain all parts used in the FDM and Polyjet systems manufacturing process from either distributors of standard electrical or mechanical parts or custom fabricators of our proprietary designs. Our manufacturers and suppliers are periodically assessed by us based on their on-time performance and quality.

We purchase major component parts for our FDM and Polyjet systems from various suppliers, subcontractors and other sources, and assemble them in our U.S. and Israeli facilities. Our production floors have been organized using demand-flow techniques, or DFT, in order to achieve efficiency, quality and balance of our production lines. As capacity constraints arise, because of our use of DFT, we can avoid the requirements of reconfiguring our production floor.

Computer-based Material Requirements Planning, or MRP, is used for reordering to better ensure on-time delivery of parts and raw materials. Operators and assemblers are trained on assembly and test procedures including Assembly Requirement Documents, which originate in engineering. In the manufacturing processes for our FDM and Polyjet systems, we employ a Quality Management System, or QMS, that meets international quality standards including ISO 9001:2008 and ISO 13485:2003, which relates to medical devices. We also outsource the manufacture of main subassemblies up to fully assembled systems ready for integration.

The system assembly process for our FDM and Polyjet systems includes semi-automated functional tests of key subassemblies. Key functional characteristics are verified through these tests, and the results are stored in a statistical database.

Upon completion of the assembly of our 3D printing and production FDM and Polyjet systems, we perform a complete power up and final quality tests to help ensure the quality of those products before shipment to customers. The final quality tests must be run error-free before the FDM and Polyjet systems can be cleared for shipment. We maintain a history log of all FDM and Polyjet products that shows revision level configuration and a complete history during the manufacturing and test process. All identified issues on the FDM and Polyjet systems during the manufacturing process are logged, tracked and used to make continuous production process improvements. The commonality of designs among our different FDM and Polyjet product families eases the transition to manufacturing new designs.

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

Research and development

We maintain an ongoing program of research and development, or R&D, to develop new systems and materials and to enhance our existing product lines, as well as to improve and expand the capabilities of our systems and related software and materials. This includes significant technology platform developments for our FDM, PolyJet and SCP technologies, our AM systems, including our integrated software, and our family of proprietary acrylic-based photopolymer materials for PolyJet printing and family of proprietary thermoplastic materials for FDM printing. Our research aims to develop improved and more affordable products. Our engineering development efforts also focus on customer requested enhancements, and development of new modeling processes, software and user applications. In particular, we have devoted significant time and resources to the development of a universally compatible and user-friendly software system.

Our R&D department is divided into groups based on scientific disciplines and product lines. We are committed to designing products using the principles of Six Sigma. We continue to standardize our product platforms, leveraging each new design so that it will result in multiple product offerings that are developed faster and at reduced expense.

We invest a significant amount of our resources in R&D, because we believe that superior technology is a key to maintaining a leading market position. Our net R&D expenses were approximately $82.3 million, $52.3 million, and $19.7 million in the years ended December 31, 2014, 2013 and 2012, respectively, and, on a pro-forma basis for our combined company, were approximately $36.9 million in 2012, representing 10.3% of our revenues on a pro-forma basis in 2012.

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

Intellectual property

We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trade secrets, and confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others. All patents and patent applications for rapid prototyping processes and apparatuses associated with our technology were assigned to us by their inventors. The principal granted patents relate to our FDM systems, our PolyJet and PolyJet Matrix technologies, our 3D printing processes and our consumables, with expiration dates ranging from 2015 to 2033.

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

In addition, we own the registered trademarks “Stratasys,” “Objet,” “FDM,” “Fortus,” “Dimension,” “uPrint,” “Mojo,” “Catalyst,” “WaveWash,” “Ecoworks,” “FullCure,” “Xpress3D,” “Solidscape,” “SCP” “MakerBot,” “Thingiverse” “Replicator,” “Solid Concepts”, “Harvest” and the nautilus design coporate logo and make use of a number of additional registered and unregistered trademarks, including “Connex,” “Eden,” “PolyJet,” “PolyJet Matrix,” “FDM Technology,” “For a 3D World,” “Tango” and “Vero.” However, we do not believe that any of our trademarks are material to our competitive position..

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

Competition

Our principal competitors consist of other developers of additive manufacturing systems as well as other companies that use FDM and inkjet-based technologies to compete in additive manufacturing. A variety of additive manufacturing technologies compete with our proprietary technologies, including:

•	Stereolithography;
•	Selective Laser Sintering;
•	Powder Binding; and
•	Digital Light Projection.

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

We are positioned to compete in our industry mainly on the following bases, which we view as competitive strengths:

•	material properties of printed objects, such as heat resistance, toughness, brittleness, elongation-to-break, color and flexibility;
•	quality of printed objects measured by, among other things, resolution, accuracy and surface quality;
•	multiple production-grade modeling materials;
•	reliability of printing systems;
•	speed of printing, including a one-step automated modeling process;
•	customer service;
•	ability to be used in an office environment;
•	ease of use; and
•	automatic, hands-free support removal.

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

Global operations

We have offices in the United States, Israel, Germany, Italy, China, Hong Kong, Brazil, Italy, Japan and India, and organize our operations by geographic region, focusing upon the following key regions: North America; Europe; Asia Pacific; and Latin America. Our products are distributed in each of these regions, as well as in other parts of the world. Our customers are dispersed geographically, and we are not reliant on any single country or region for most of our product sales and services revenues, although 54% of our 2014 sales were made in North America. A breakdown of our consolidated revenues by geographic markets and by categories of operations (that is, products and services) for the years ended December 31, 2014, 2013 and 2012 is provided in Item 5.A “Operating and Financial Review and Prospects—Operating Results.”

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

Employees

The total number of our full-time equivalent employees, and the distribution of our employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2014, 2013 and 2012, are set forth in Item 6.D of this annual report (“Directors, Senior Management and Employees”— “Employees”).

Government regulation

We are subject to various local, state and federal laws, regulations and agencies that affect businesses generally. These include:

•	regulations promulgated by federal and state environmental and health agencies;
•	foreign environmental regulations, as described under “Environmental matters” immediately below;
•	the federal Occupational Safety and Health Administration;
•	the U.S. Foreign Corrupt Practices Act;
•	laws pertaining to the hiring, treatment, safety and discharge of employees;
•	export control regulations for U.S. made products; and
•	CE regulations for the European market.

Environmental matters

We are subject to various environmental, health and safety laws, regulations and permitting requirements, including those governing the emission and discharge of hazardous materials into ground, air or water; noise emissions; the generation, storage, use, management and disposal of hazardous waste; the import, export and registration of chemicals; the cleanup of contaminated sites; and the health and safety of our employees. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on our operations. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future to comply with environmental or health and safety laws, regulations or requirements.

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

General Corporate Tax Structure in Israel

The regular rate of corporate tax to which Israeli companies were subject in 2014 was 26.5%. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise”, a “Beneficiary Enterprise” or a “Preferred Enterprise”, as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item below. In addition, commencing in 2010, Israeli companies have been subject to regular corporate tax rate on their capital gains.

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

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Corporate Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

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

We have received the requisite approval, including a final approval, for all of our Approved Enterprise investment programs, in accordance with the Investment Law. The above-described benefits that accompany these investment programs and our Beneficiary Enterprise investment programs (for which accompanying benefits are described below) have had the effect, both historically and in 2013 and 2014, of reducing our (and before the Stratassy- Objet merger, Objet’s) effective consolidated tax rates considerably lower than the statutory Israeli corporate tax rate of 26.5% in 2014. We expect that our effective consolidated tax rate for 2015 and thereafter will also be reduced due to these investment programs.

Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income is derived from export.

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions set forth in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Beneficiary Enterprise status with respect to the investment, and may be made over a period of no more than three years ending in the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location of the Beneficiary Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above.

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

As of December 31, 2014, we had accumulated tax-exempt income of approximately $148 million that is attributable to our various Approved and Beneficiary Enterprise programs. If such tax exempt income were to be distributed, it would be taxed at the reduced corporate tax rate applicable to such income, which would have amounted to approximately $14.8 million of tax liability as of December 31, 2014.

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

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Partnerships Ordinance; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise was located in a certain development zone, in which case the rate was 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 and thereafter. Income derived by a Preferred Company from a ’Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

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

C. Organizational Structure.

Our corporate structure includes Stratasys Ltd., our Israeli parent company, and the following main active wholly-owned subsidiary entities: Stratasys, Inc., a Delaware corporation, which was formerly a publicly held company and which became our indirect, wholly-owned subsidiary as a result of the Stratasys-Objet merger; Baccio Corporation (formerly known as Cooperation Technology Corporation), to which we refer as MakerBot, a Delaware corporation which is the direct parent company of MakerBot Industries, LLC, which we acquired in August 2013; Stratasys Direct, Inc (our service beureau business unit), a California corporation; GrabCAD, Inc., a Delaware corporation; Stratasys AP Limited, a Hong Kong limited company, which together with several other subsidiaries (including Stratasys Japan Co. Ltd., our Japanese subsidiary), carries out most of our operations in the Asia Pacific region; and Stratasys GMBH, a German limited liability company, which together with other subsidiaries (including Stratasys Schweiz AG (Stratasys Switzerland Ltd.), our Swiss subsidiary) carries out our European operations. We also formed Stratasys Latin America Representacao De Equipamentos Ltd., a Brazilian subsidiary, which has commenced our Brazilian operations. Please see the list of subsidiaries appended to this annual report as Exhibit 8 for a complete list of our subsidiaries as of the date of this annual report.

D. Property, Plants and Equipment.

We have dual headquarters, in Eden Prairie, Minnesota and Rehovot, Israel. Our Eden Prairie, Minnesota headquarters (near Minneapolis), comprises executive offices and production facilities presently encompassing approximately 341,799 square feet, of which we own 286,743 square feet, in four buildings. These four buildings serve the following respective purposes: system assembly, inventory storage, operations and sales support; manufacturing for one of our Stratasys Direct Manufacturing paid parts service locations; research and development, filament manufacturing, and administrative, marketing and sales activities; and expansion of our production capacity for systems and consumables. Our Rehovot, Israel headquarters, which we lease pursuant to a lease agreement with a term of five years that expires on December 31, 2016, comprise approximately 111,421 square feet of space. Our lease payments, inclusive of management fees, for these facilities are approximately $2.3 million annually. These facilities house our Israeli administrative headquarters, our research and development facilities, and certain manufacturing activities.

As of December 31, 2014, we leased office space (except with respect to our Eden Prairie headquarters facilities and our Kiryat Gat, Israel facilities, where we own the property) for various purposes, as set forth in the table below. Unless otherwise stated, all of our facilities are fully utilized. We have no material tangible fixed assets apart from the properties described below.

Location:	Primary Usage:	Area (Sq. Feet)
North America:
Brooklyn, New York	Local headquarters and warehouses	375,495
Eden Prairie, Minnesota	U.S. headquarters	341,799
Valencia, California	Local headquarters and warehouses	71,432
River Falls, Wisconsin	Office space	40,998
Belton, Texas	Local headquarters and warehouses	40,000
Austin, Texas	Factory	33,178
Merrimack, New Hampshire	Facilities, including manufacturing	28,590
San Diego, CA	Facilities	28,191
Billerica, Massachusetts	Office space	22,353
Other facilities in North America:	Office space, stores and warehouses	130,465

Europe and the Middle East:
Kiryat Gat, Israel	Factory and laboratories	281,755
Rehovot, Israel	Israeli headquarters	111,421
Switzerland	Office space	205
Other facilities in EMEA:	EMEA headquarters and office space	32,652

Asia Pacific:
Hong Kong	Office space	23,475
Other facilities in Asia Pacific:	Office space	52,877

Other countries	Office space	2,454

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

A. Operating Results.

Overview

We are a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We believe that the range of 3D printing consumable materials that we offer, consisting of 38 Polyjet/FDM cartridge-based materials, five SCP inkjet-based materials and 138 non-color digital materials, and over 1,000 color variations, is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing printed parts services as well as our professional services. We conduct our business globally, and our main operational facilities are located in the United States, Israel, Germany and Hong Kong. Our extensive global reach is well-positioned through a network of more than 280 resellers and selling agents around the world and a growing online channel. We have more than 2,900 employees and hold more than 800 granted or pending additive manufacturing patents globally.

Our Company is the result of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd., which we refer to as the Stratasys-Objet merger. Pursuant to this merger, which closed on December 1, 2012, Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet Ltd., and Objet Ltd. changed its name to Stratasys Ltd. Stratasys, Inc. was treated as the acquiring company in the Stratasys-Objet merger for accounting purposes, and the Stratasys-Objet merger was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the consolidated financial statements of Stratasys, Inc. became our consolidated financial statements. The consolidated financial statements included in this report on Form 20-F include the operations of Stratasys Ltd. (formerly Objet Ltd.) for the years ended December 31, 2014 and 2013, and only for the month of December 2012, because the Stratasys-Objet merger was consummated on December 1, 2012. Therefore, unless otherwise indicated or as the context otherwise requires, the historical financial information included in this annual report on Form 20-F for periods preceding the Stratasys-Objet merger is that of Stratasys, Inc.

We believe that AM is poised to enter a new phase of increased adoption by manufacturers in a broad range of industries, including global manufacturing enterprises, by disrupting traditional design and manufacturing processes. Accordingly, in February 2015 we announced a new investment plan with the goal of enabling our company to offer a broader range of products and solutions with increased global and industry-specific coverage, especially within areas related to manufacturing, and create stronger customer relationships. The investment plan is designed to implement broad product development and infrastructure. For additional details regarding the investment plan please see below under “- Investment Plan”.

We continue to observe strong demand for our design and manufacturing enterprise solutions. There are an increasing number of customer implementations of our solutions in manufacturing-related applications where, after their qualification, the adoption of our solutions is expected to increase significantly. These implementations typically require a broad range of solutions, including systems, materials and manufacturing services. An additional opportunity for expansion of our customer base for manufacturing-related applications is our newly initiated professional services, where we identify applications and educate our customers on best practices for AM workflows.

We also believe that the proliferation of 3D content, advancements in AM technology platforms and the introduction of improved materials will continue to drive market growth. Accordingly, we will continue to focus on enhancing our 3D printing technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications.

We believe that desktop 3D printers are becoming a mainstream tool across many market segments and that the adoption of 3D printing will continue to increase over the next several years, both in terms of RP and DDM applications. We believe that market adoption will be spurred by increased proliferation of 3D content and 3D authoring tools (3D CAD and other simplified 3D authoring tools) and by continued improvements in 3D printing technology and greater affordability of entry-level systems.

We have recently made acquisitions that we believe will help us pursue our product and solutions strategies. We may make other investments in strategic acquisitions, strategic alliances, property, plant and equipment, new technologies, process improvements, information technology, research and development projects, and human resource activities that will be required for future growth.

Recent acquisitions

On July 14, 2014, or the Solid Concepts transaction date, we completed the acquisition of 100% of the outstanding shares of Solid Concepts Inc., or Solid Concepts, an independent additive manufacturing service bureau, for a total consideration of approximately $185.4 million.

In exchange for 100% of the outstanding shares of Solid Concepts we issued 978,601 ordinary shares, paid cash upon closing in the amount of $40.1 million and were obligated to make an additional holdback cash payment in the amount of $3.8 million that was deferred for six months and was paid in January 2015. In addition, we are obligated to pay additional deferred payments in three separate annual installments after the Solid Concepts transaction date, or the deferred payments. The deferred payments were evaluated and recorded at a fair value of $43.6 million as of Solid Concepts transaction date.

Under the terms of the definitive agreement, certain of Solid Concepts’ employees may also qualify for retention-related and other payments of $77.0 million, based on our share price as of the Solid Concepts transaction date, of which, $19.6 million was paid in cash upon closing and were expensed as incurred. The remaining retention payments will be paid in three separate annual installments, which we refer to as the deferred retention payments.

Based on our share price as of December 31, 2014, the total deferred retention payments will amount to approximately $45.9 million.

Subject to certain requirements for cash payments, we retain the discretion to settle any of the amounts payable to Solid Concepts shareholders and employees in our shares, cash or any combination of the two. These amounts are also subject to certain adjustments based on our share price and other adjustments.

On August 1, 2014, we acquired 100% of the outstanding shares of Harvest Technologies Inc., or Harvest, a specialty additive manufacturing service bureau. Under the terms of the definitive agreement with Harvest, certain of Harvest’s employees may also qualify for certain retention-related payments.

We believe that the acquisition of Solid Concepts and Harvest, combined with our RedEye Service, will create a leading strategic platform to meet a broad range of customers’ additive manufacturing needs and provides opportunities to leverage our direct manufacturing services capabilities. The acquisition of the two companies will also enable us to enhance our expertise in parts production, as well as materials and systems knowhow. We believe that the integration with our existing RedEye Service will enable us to provide our customers with full service offerings that provide a variety of technologies and custom manufacturing solutions, and will support our expansion into end-use-parts production and vertical market applications.

On September 22, 2014, we acquired 100% of the outstanding shares of GrabCAD Inc., or GrabCAD, which operates GrabCAD Workbench, a cloud-based, 3D computer-aided-design, or CAD, collaboration platform enabling engineering teams to manage, share and view CAD files as well as enhancing collaboration tools and improving accessibility relating to 3D CAD content.

This acquisition is expected to enable us to provide our customers with enhanced collaboration tools and improved accessibility relating to 3D CAD content. The addition of GrabCAD Workbench enables us to offer customers a solution to drive communication and ease of use throughout the design and 3D printing process. With GrabCAD we expect to have the opportunity to further partner with CAD vendors and other ecosystem partners while offering innovative collaboration tools related to 3D CAD. GrabCAD also brings us an industry leading team of software professionals with a deep understanding of the needs of designers and engineers as well as a global, leading and fast growing community of mechanical engineers.

On August 1, 2014, we acquired certain assets of HAFNER’S BÜRO, which is the reseller of our MakerBot subsidiary in Germany. This acquisition will enable us to expand our desktop 3D printing operations throughout the European market.

In April 2014, we acquired certain assets of Interfacial Solutions LLC, or Interfacial Solutions, a privately held provider of thermoplastics research and development and production services. This transaction is designed to strengthen our materials research and development skills and enable us to become vertically integrated in material development and manufacturing and also increase our materials production space and capacity.

On August 15, 2013, we completed the acquisition of privately-held Cooperation Technology Corporation, which was the direct parent company of MakerBot Industries, LLC, or MakerBot, a leader in desktop 3D printing, and which owned and operated Thingiverse.com, a website dedicated to the sharing of user-created digital files. The aggregate purchase price was $493.7 million and the consideration that we paid consisted primarily of ordinary shares that we issued. For additional details regarding the financial terms of this transaction, see Item 18 of this annual report. During 2014, we continued to globally expand our 3D desktop solutions’ sales channels in the United States through new collaborations with top resellers and, by leveraging our strong presence of our local subsidiary in Japan. We also expect to expand our penetration in the European market through the acquisition of HAFNER’S BÜRO, as described above.

2014 Highlights

•	Net sales increased by $265.7 million in 2014, or 54.9% as compared to 2013, which represents organic growth of 31.7%.

•	Completed the acquisitions of Solid Concepts and Harvest Technologies, and began the integration process to create a leading strategic platform for our direct manufacturing service.

•	Completed the acquisition GrabCAD which is expected to drive improved communication and ease of use throughout the 3D printing process, enhancing accessibility to the company’s 3D printing solutions

•	Net loss attributable to Stratasys amounted to $119.4 million in 2014 or $2.39 per diluted share as compared to net loss of $27.0 million or 0.68 per diluted share in 2013.

•	Cash flows provided from operating activities amounted to $13.8 million in 2014 as compared to $32.0 million in 2013.

•	We announced a new investment plan to help enable growth, maintain market leadership and meet future opportunities. See “Investment Plan” below for further information.

•	Recorded a non-cash, non-tax deductible goodwill impairment charge of $102.5 million due to updated projections of the MakerBot reporting unit.

Our financial performance for the year ended December 31, 2014 was impacted by slower growth of MakerBot product and services revenue during the fourth quarter of 2014.

Throughout 2014, MakerBot invested significantly in the introduction of its 5th Generation Replicator 3D printers and 3D printing ecosystem, and in the development of a multi-tier distribution strategy enabling broader distribution. These continuing investments are intended to provide MakerBot with the ability to further scale and build superior product platforms positioned for long-term growth as well as maintain and expand brand leadership as the adoption of 3D printing expands. However, during the fourth quarter, MakerBot was affected by challenges associated with the introduction and scaling of its new product platform and our rapidly evolving distribution model.

As a result, we revised downward our internal projections for MakerBot performance in 2015 and during December 2014 we updated the goodwill impairment analysis of our MakerBot reporting unit, as discussed below in “Operating Expenses – Goodwill Impairment”. We do not expect this accounting write down to affect our ongoing business or future financial performance.

Investment Plan

The specific areas of focus and goals for our new investment plan include the following:

Industry focus

•	Accelerated efforts around vertical applications and solutions focused on areas of business that we have identified as having high potential in the AM field, such as aerospace and automotive, healthcare and education.

Services

•	Expansion of our newly branded Stratasys Direct Manufacturing, or SDM, services (following the integration of RedEye, Solid Concepts and Harvest Technologies) to provide our customers with a broader range of AM technologies and solutions coupled with our in-depth process-specific expertise.

•	Expansion of our SDM platform into additional geographies.

•	Expansion of our professional services offering to allow customers to benefit from our knowledge base and expertise related to AM and its implementation for design and manufacturing applications.

Products

•	Increased focus on long-term innovation and development projects based on proprietary technology platforms, including acceleration of the on-going development of platforms in collaboration with industry-leading manufacturing enterprises.
51

•	Increased focus on software development to drive collaboration and accessibility, thereby enhancing the ease-of-use with respect to the 3D printing process.

•	Accelerated product introductions, including the introduction of new systems and additional proprietary materials.

Sales and marketing infrastructure

•	Enhanced channel programs designed to increase capacity, productivity and coverage.

•	Expansion of our account management efforts to further serve our customers.

•	Enhanced brand recognition.

Additionally, we intend to continue building the appropriate infrastructure and scale in order to meet our long-term growth opportunities, including in IT and executive management bandwidth and depth.

As a result of our new investment plan, we expect incremental annual operating expenditures of 2% of anticipated revenues for coming two to three years, with total operating expenses in 2015 to be in the range of 46% to 47% of anticipated revenues. Additionally, we expect to incur capital expenditures in the range of $160 to $200 million in 2015 and an effective tax rate of 5% to 10%.

Our ability to implement our strategy for 2015 is subject to numerous uncertainties, many of which are described under Item 3.D, “Risk Factors,” above, in this Item 5, “Operating and Financial Review and Prospects” and in the section above (immediately following the Table of Contents) captioned “Cautionary Note Regarding Forward-Looking Statements.” We cannot ensure that our efforts will be successful.

Key measures of our performance

Revenues

Our consolidated revenues result primarily from sales of our products, which include both our AM systems and related consumable materials, from the provision of related services as well as from our direct manufacturing service. We effect sales and deliver services principally through the following channels:

•	sales to resellers, who purchase and resell our products and who provide support services for our printing systems;

•	sales of systems that are marketed by independent sales agents, pursuant to which we sell directly to end-users, pay commissions to such agents, and directly handle the sale of consumables and provision of support services; and

•	sales of systems (and all related products and services) as well as our direct manufacturing solutions service that we effect and/or provide to our customers directly.

There is overlap among the channels as some independent sales agents for our higher-end products also serve as distributors of our other products. Besides the above methods of product distribution, we also sell products directly through an online store, at our retail stores in the United States, and through additional retail sales channels.

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

Services revenues

Services revenues derive from (i) our direct manufacturing printed parts services that provide a variety of technologies and custom manufacturing solutions; (ii) installation, training, maintenance and warranty; and (iii) other service contracts. System sales prices include the value of the warranty. In addition, in connection with direct sales, we generally charge separately for installation and training. Additional services revenues are generated from services contracts most often entered into directly with end-users subsequent to the expiration of the initial warranty period.

Costs of revenues

Our costs of revenues consist of costs of products and costs of services. Costs of products consist primarily of components and subassemblies purchased for the manufacture of our AM systems and raw materials, such as thermoplastic and acrylic-based photopolymer materials, for manufacture of our consumables, as well as any royalties paid with respect to sales of certain of those consumables. Costs of products also include manufacturing and manufacturing-related labor costs, indirect production costs and amortization expense related mainly to certain acquired MakerBot and Objet assets.

Our costs of services revenues consist primarily of costs of our service personnel, material and other production costs of our direct manufacturing service business and installation costs which include engineers dedicated to on-site training and support and travel costs of these engineers. Both costs of products and costs of services include related facilities costs.

Our most significant components of cost of revenues are costs of materials used for our printers, wages and related benefits costs, which together accounted for approximately 70% our total direct cost of sales in each of the years ended December 31, 2014, 2013 and 2012. Our other significant cost of revenues is the amortization expense that we incur in connection with developed technology acquired as part of our business combinations. This amortization expense varies based on the timing and type of acquisitions, and was $56 million, $55 million and $6 million for the years ended December 31, 2014, 2013 and 2012, respectively.

At December 31, 2014, a hypothetical 10% rise in commodity prices for raw materials would cause an approximate $10 million increase in cost of revenues in our Consolidated Statement of Income and Comprehensive Income. As to wages and related benefits, a 10% increase in wages due to wage inflation would cause an approximate $1 million increase in cost of revenues in our Consolidated Statement of Income and Comprehensive Income. During 2014, we did not notice particular trends that changed, or were expected to change in the near future, the absolute or relative significance of the components of our costs of revenues in a significant manner. We also believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years. Currently, we do not foresee a significant change in either the raw materials used for production or wage inflation that would materially impact our business.

Gross profit

The gross profit and gross margin for our products are influenced by a number of factors. The most important of these is the mix of our products sold. Specifically, the gross margins on our high-end Production series and Design series of AM systems, as well as on our consumables, are typically higher than the gross margins on our Idea series and MakerBot desktop printers. Accordingly, an increase in the percentage of sales of our entry-level products could cause our profit margins to decrease. Furthermore, we believe that as our worldwide installed base of AM systems increases, subsequent sales of our proprietary consumables will also increase. We will also seek to reduce our costs of revenues by improving our ability to use less costly components and increasing engineering efficiencies in the production of our lower-priced systems. In addition, we will also seek to achieve lower material costs and leverage our overall capabilities in our direct manufacturing service business.

Products gross margins are also impacted by the mix of revenues generated from sales to resellers as opposed to sales that are facilitated by independent sales agents. We rely principally upon a reseller network that is divided based on geographical areas. In addition to our reseller network, we have a significant number of independent selling agents who focus exclusively on selling our lower priced systems.

Service gross margins are influenced mainly by the volume of revenues generated from our direct manufacturing service business as well as the ratio of service engineers to our installed base in a given geographic area, as that ratio impacts travel costs and efficiency of our service engineers.

Operating expenses

Our operating expenses consist of research and development expenses, and selling, general and administrative expenses, goodwill impairment charges and changes in fair value of obligations in connection with acquisitions.

Research and development expenses

Our research and development activities consist of projects aimed at developing new printing systems and materials and enhancing our existing product lines. We also seek to develop disruptive technologies and other process improvement solutions in the additive manufacturing ecosystem. Our research and development expenses consist primarily of employees and employee-related personnel expenses, materials, laboratory supplies, costs for related software, and costs for facilities and equipment. Expenditures for research, development and engineering of products and manufacturing processes are expensed as incurred. Our investments in research and development are essential to our future growth and our ability to remain competitive in the additive manufacturing market. We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for products development and innovation.

We have agreements with three manufacturing companies under which we jointly advance certain of our proprietary technology. The agreements entitle us to receive reimbursement payments of costs actually incurred under joint development projects, and such reimbursements offset research and development expense.

Selling, general and administrative expenses

Our selling, general and administrative expenses include employees and employee-related expenses for marketing, sales and other sales-support employees, and for managerial and administrative personnel, including executive officers, accounting, legal, information technology and human resources. This category of expenses also covers commissions, advertising and promotions expenses, related facilities costs, integration and other post-merger related costs, professional service fees, as well as the amortization expenses related to certain acquired assets of Solid Concepts, MakerBot, Objet and other business combinations.

Commissions consist of sales-based commissions to independent sales agents and internal sales personnel. Commission rates vary, depending on the geographic location of the agent and on the achievement of certain performance targets. Our advertising and promotion expenses consist primarily of media advertising costs, trade and consumer marketing expenses and public relations expenses. We intend to invest in our sales and marketing infrastructure, and, therefore, expect selling expenses in general, and advertising and promotion expenses in particular, to increase in absolute terms.

Facilities costs that are included in our selling, general and administrative expenses include a portion of the occupancy costs for our facilities in countries where administrative personnel are located. Professional service fees for accounting and legal services and reserves for specific legal proceedings referred to elsewhere in this annual report are also included in selling, general and administrative expenses. As our operations continue to grow, we expect our administrative expenses to increase in absolute terms.

Goodwill impairment

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The primary items that generate goodwill include the value of the synergies between the acquired companies and us and the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset.

We apply the Financial Accounting Standards Board, or FASB, guidance of testing goodwill for impairment. During December 2014, we determined that certain indicators of potential impairment existed and that those indicators required an additional goodwill impairment analysis for our MakerBot reporting unit. These indicators included a slower growth of MakerBot product and service revenues, challenges associated with the introduction and scaling of its new product platform, changes in timing of implementation of certain initiatives and changes in MakerBot’s distribution model. For additional information regarding those indicators, see above under “2014 Highlights”.

The updated MakerBot reporting unit’s impairment analysis determined that the carrying amount of goodwill assigned to the MakerBot reporting unit exceeded its fair value. As a result, we recorded a non-tax deductible impairment charge of $102.5 million, in order to reduce the carrying amount of goodwill to its estimated fair value. Please see Note 1 to our audited financial statements included in Item 18 of this annual report for further information.

We will continue to monitor our reporting units in an effort to determine whether events and circumstances warrant further interim impairment testing.

Change in fair value of obligations in connection with acquisitions

As part of the MakerBot and Solid Concepts transactions we recognized an earn-out obligation and a deferred payments obligation, respectively. These obligations were recognized as part of the consideration transferred and are re-measured at fair-value in each reporting period. The fair values of these two obligations were measured using specific valuation models, which were based on unobservable inputs. Changes in fair value of these obligations are presented in our operating expenses in a separate line item.

Income Taxes

A significant portion of our income after the December 1, 2012 merger date is taxed in Israel. We have realized and expect to continue to realize significant tax savings based on the determination that some of our industrial projects that have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rates, which were 26.5% in 2014 and 25% in 2013 and 2012. We are also a Foreign Investors Company, or FIC, as defined by the Israeli Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Beneficiary Enterprises, depending on the level of foreign ownership. In addition, we are an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, are entitled to certain tax benefits.

Our entitlement to the above benefits is subject to our fulfilling the conditions stipulated by the Investment Law and regulations. Should we fail to meet such requirements in the future, income attributable to our Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and we could be required to refund a portion of the tax benefits already received with respect to such programs.

In addition, our effective tax rate is also impacted from the geographical mix of income and non-taxable items.

Critical Accounting Policies and Estimates

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

Valuation Allowances

Valuation allowances are provided unless it is more likely than not that all or a portion of the deferred tax asset will be realized. In the determination of the appropriate valuation allowances, we have considered future reversals of existing taxable temporary differences, the most recent projections of future business results, prior earnings history, carryback and carryforward and prudent tax strategies that may enhance the likelihood of realization of a deferred tax asset. Assessments for the realization of deferred tax assets made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if the company takes operational or tax positions that could impact the future taxable earnings of a subsidiary.

Therefore, we may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

Deferred Payments in connection with Solid Concepts transaction

The deferred payments for the Solid Concepts transaction are recognized as liabilities at fair value in our consolidated balance sheets and are classified under short-term and long-term obligations in connection with acquisitions. The fair value is determined based on the closing market price of our ordinary shares at the applicable date, adjusted to reflect a discount for lack of marketability for the applicable periods. The discount for lack of marketability was calculated based on the historical volatility of our share price and thus represents a Level 3 measurement within the fair value hierarchy.

The fair value of the deferred payment as of December 31, 2014 was $35.7 million. The total amount of the deferred payments, which does not reflect a discount for lack of marketability, was approximately $40.6 million, based on our share price as of December 31, 2014.

A change in our inputs could result in a material impact on our results of operations. For example, since the deferred payments are primarily linked to our share price, an increase of 10% of our share price as of December 31, 2014 will increase the fair value of the deferred payments liability by $3.6 million.

For additional information regarding our accounting policies and estimates please refer to Note 1 to our consolidated financial statements included in Item 18 of this annual report.

Results of Operations

We are providing within this section a supplemental discussion that compares historical statement of operations data in accordance with accounting principles generally accepted in the United State of America, or GAAP, for the years ended December 31, 2014, 2013 and 2012 as well as to the results for the year ended December 31, 2012 on a pro forma combined including Objet basis, as if the Stratasys-Objet merger had closed on January 1, 2012. Objet’s sales in the year ended December 31, 2012 were similar in amount to those of Stratasys, and therefore we believe that the 2012 pro forma information combined including Objet provides useful supplemental information. Refer to note 2 to our consolidated financial statements included in Item 18 of this annual report for certain pro forma information for the Solid Concepts transaction and MakerBot transaction.

The table and footnotes at the end of this section set forth the preparation of the unaudited pro forma condensed combined for Objet statements of operations information for the year ended December 31, 2012 as if the Stratasys-Objet merger had occurred on January 1, 2012. The pro forma combined financial information has been prepared consistent with SEC Regulation S-X, Article 11. The pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results or financial position that would have occurred if the Stratasys-Objet merger had been consummated on January 1, 2012 and in accordance with the assumptions described herein.

The following table sets forth, certain financial data derived from our U.S. GAAP financial statements, presented as percentages of net sales, for the periods indicated, as well as on a pro forma combined including Objet basis for the year ended December 31, 2012:

	Year ended December 31,
	2014	2013	2012	Pro forma combined including Objet 2012

Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	51.7%	53.3%	48.9%	54.3%
Gross profit	48.3%	46.7%	51.1%	45.7%
Research and development	11.0%	10.9%	9.1%	10.3%
Selling, general and administrative	46.9%	41.7%	34.0%	39.3%
Goodwill impairment	13.7%	0.0%	0.0%	0.0%
Change in fair value of obligations in connection with acquisitions	-3.5%	0.2%	0.0%	0.0%
Operating income (loss)	-19.8%	-6.0%	8.0%	-4.0%
Financial income (expense), net	-0.9%	-0.1%	0.6%	0.6%
Income (loss) before income taxes	-20.7%	-6.1%	8.6%	-3.4%
Income taxes	-4.7%	-0.5%	4.5%	2.6%
Net income (loss) attributable to Stratasys Ltd.	-15.9%	-5.6%	3.9%	-6.0%

Discussion of Results of Operations (Note: The below “Pro Forma Combined” column includes Objet as if the December 1, 2012 merger occurred on January 1, 2012)

Net Sales

     Net sales of our products and services for the last three years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,			Year Ended December 31,
	2014	2013	% Change 2014-2013	2012	Pro Forma Combined 2012	% Change 2013-2012	% Change 2013- 2012 Pro Forma Combined
	U.S. $ in thousands			U.S. $ in thousands

Products	$612,138	$414,853	47.6%	$179,762	$306,043	130.8%	35.6%
Services	137,991	69,550	98.4%	35,482	53,011	96.0%	31.2%
	$750,129	$484,403	54.9%	$215,244	$359,054	125.0%	34.9%

Product Revenues

Revenues derived from products (including AM systems, consumable materials and other products) increased by $197.3 million in 2014, or 47.6%, as compared to 2013. The increase in products sales was driven by an organic growth in our products sales of $130.8 million in 2014, or 31.5% as compared to 2013. The inclusion of a full year of MakerBot revenues contributed $66.5 million to the increase of our product revenues. MakerBot has continued to experience growth in sales of our desktop 3D printers, increasing by 56.1% as compared to pro forma revenue that MakerBot generated during 2013.

The number of systems shipped increased to 45,843 units as compared to 19,317 units shipped in 2013. Unit sales for the year ended December 31, 2014 increased at a higher rate than revenues due to the increased percentage of MakerBot units shipped as those units generally carry a lower average price per unit. As discussed in the “2014 Highlights” section above, we expect a slower increase in MakerBot business in 2015 and as a result we do not expect the above trend to continue.

The increase in systems and other products revenue reflects strong sales growth across all product lines. This growth has been driven by the continued adoption of our Connex Production series and Fortus high-end Design series systems for new complex DDM and prototyping applications using a wide range of materials with diverse mechanical and physical properties. During 2014 we launched new systems, which contributed to the increase in our net sales in 2014.

Consumables revenues in 2014 increased by 32.5% as compared to 2013. The increase was driven by acceleration in customer usage and our growing installed base of systems. In particular, the strong sales of our Production series and high-end Design series systems in prior periods contributed to strong consumables sales growth given their relatively higher consumable utilization rates. We believe that our growing installed base, particularly that of the Production series and high-end Design series systems, are positive indicators of consumables revenues growth in future periods. The increase in consumables revenues was also driven by the launches of new high performance consumable materials for the use in various applications during 2014.

Revenues derived from products increased by $235.1 million in 2013, or 130.8%, as compared to 2012. The number of systems shipped increased to 19,317 units as compared to 3,470 units shipped in 2012. The increase in both revenue and number of units shipped primarily reflects the results of a full year in 2013 of combined operations of Stratasys, Inc. and Objet compared to only one month of combined operations in 2012 after the Stratasys-Objet merger and the inclusion of MakerBot revenue and units shipped after the closing of the MakerBot transaction. Systems and other products revenue for 2013 increased as compared to pro forma combined including Objet revenue for 2012. The number of systems shipped in 2013 increased to 19,317 units as compared to pro forma combined 4,549 units shipped in 2012. The shipment of MakerBot units after the MakerBot transaction contributed to the significant increase in unit sales as compared to pro forma combined prior periods, which only include the combined operations of Stratasys, Inc. and Objet Ltd.

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

Services Revenues

Services revenues (including direct manufacturing services, maintenance and other services) increased by $68.4 million in 2014, or 98.4%, as compared to 2013. The increase in services revenues was primarily attributable to the increase in our direct manufacturing services revenues, which increased by $41.0 or 250.2% as compared to 2013. Revenues from our direct manufacturing services increased significantly due to the inclusion of Solid Concepts and Harvest revenues after their respective transaction dates. Service revenues also increased organically from maintenance contracts and service parts, reflecting our growing installed base of systems.

Services revenues increased by $34.1 million in 2013, or 96.0%, as compared to 2012. The increase in service revenue primarily reflects the results of a full year in 2013 of combined operations of Stratasys, Inc. and Objet compared to only one month of combined operations in 2012. Services revenues for 2013 increased by $16.5 million, or 31.2%, as compared to service revenues, on a pro forma combined basis including Objet, for 2012.

Service revenues are expected to continue to increase during 2015 due to inclusion of Solid Concepts and Harvest revenues for the full year.

Revenues by Region

Revenues and the percentage of net sales by region for the last three years, as well as the percentage change, were as follows:

	Year Ended December 31,					Year Ended December 31,
	2014		2013		2014-2013	2012		Pro Forma Combined 2012		2013-2012	Pro Forma Combined 2013-2012
	U.S. $ in thousands	% of net sales	U.S. $ in thousands	% of net sales	Change in %	U.S. $ in thousands	% of net sales	U.S. $ in thousands	% of net sales	Change in %	Change in %
North America	$405,880	54.1%	$262,614	54.2%	54.6%	$113,854	52.9%	$183,344	51.1%	130.7%	43.2%
EMEA	183,462	24.5%	126,214	26.1%	45.4%	62,781	29.2%	103,694	28.9%	101.0%	21.7%
Asia Pacific	150,475	20.1%	90,023	18.6%	67.2%	35,450	16.5%	64,332	17.9%	153.9%	39.9%
Other	10,312	1.4%	5,552	1.1%	85.7%	3,159	1.5%	7,684	2.1%	75.8%	-27.7%
	$750,129	100.0%	$484,403	100.0%	54.9%	$215,244	100.0%	359,054	100.0%	125.0%	34.9%

Revenues in all regions increased in 2014 and reflects strong sales growth across all product lines as well as the inclusion of a full year of MakerBot revenues in 2014 and Solid Concepts and Harvest revenues commencing on their respective transaction dates.

Revenues in the North America region increased by $143.3 million, or 54.6%, to $ 405.9 million in 2014 as compared to 2013. This increase was due primarily to strong demand for our products and services and due to the factors as described above. In 2014, 54% of our net sales were generated in the North America region, flat compared to 2013.

Revenues in the EMEA region increased by $57.2 million, or 45.4%, to $183.5 million in 2014 as compared to 2013. This increase was due primarily to organic growth in all of our product lines. The growth in net sales in the EMEA region was slightly offset by foreign currencies fluctuations primarily due to the devaluation of the Euro against the U.S dollar.

Revenues in the Asia Pacific region increased by $60.5 million, or 67.2%, to $ 150.5 million in 2014 as compared to 2013. This strong growth was primarily due to an organic growth in all of our product lines as well expanding our products and solutions to additional territories of the Asia Pacific region.

Revenues in all regions increased in 2013, primarily as a result of a full year in 2013 of combined operations of Stratasys, Inc. and Objet compared to only one month of combined operations in 2012 and the inclusion of MakerBot revenue after the MakerBot transaction. The increase in revenue for 2013 as compared to pro forma combined including Objet revenue for 2012, reflects strong sales growth across all product lines as well as MakerBot revenue after the completion of the MakerBot transaction. The North America region was our fastest growing region during 2013.

Gross Profit

Gross profit for our products and services for the last three years, as well as the percentage change from year to year, was as follows:

	Year Ended December 31,			Year Ended December 31,
	2014	2013	2014-2013	2012	Pro Forma Combined 2012	2013-2012	Pro Forma Combined 2013-2012
	U.S. $ in thousands		Change in %	U.S. $ in thousands		Change in %	Change in %
Gross profit attributable to:
Products	$309,300	$201,426	53.6%	$93,020	$147,215	116.5%	36.8%
Services	53,094	24,747	114.5%	16,891	16,708	46.5%	48.1%
	$362,394	$226,173	60.2%	$109,911	$163,923	105.8%	38.0%

Gross profit as a percentage of net sales for our products and services for the last three years, as well as the percentage change from year to year, was as follows:

	Year Ended December 31,			Year Ended December 31,
	2014	2013	2014-2013	2012	Pro Forma Combined 2012	2013-2012	Pro Forma Combined 2013-2012
			Change in %			Change in %
Gross profit as a percentage of revenues from:
Products	50.5%	48.6%	4.1%	51.7%	48.1%	-6.1%	0.9%
Services	38.5%	35.6%	8.1%	47.6%	31.5%	-25.3%	12.9%
Total gross profit	48.3%	46.7%	3.5%	51.1%	45.7%	-8.6%	2.3%

Gross profit attributable to products sales increased by $107.9 million, or 53.6%, to $309.3 million in 2014 as compared with $201.4 million in 2013. The increase was attributable to sales growth discussed above. Gross profit attributable to products sales as a percentage of revenues increased to 50.5% in 2014 as compared to 48.6% in 2013, mainly due to product mix sales that favored our higher-margin Production series and high-end Design series systems. The favorable change in our product mix sales was led by newly launched products and strong growth in our high-margin consumables sales as well as flat intangible asset amortization expenses.

Gross profit attributable to services revenues increased by $28.3 million, or 114.5%, to $53.1 million in 2014 as compared with $24.7 million in 2013. The increase was attributable primarily to sales growth discussed above. Our direct manufacturing service contributed $23.1 million to our gross profit primarily due to the inclusion of Solid Concepts and Harvest Technologies operations. Gross profit from services as a percentage of services revenues in 2014 increased to 38.5% from 35.6% in 2013 mainly due to mix of services and economies of scale.

Gross profit attributable to products sales increased by $108.4 million, or 116.5%, to $201.4 million in 2013 as compared with $93.0 million in 2012. As a percentage of revenues attributable to product sales, gross profit decreased as compared with 2012. The changes in gross profit from products and gross profit as a percentage of related sales primarily reflected the results of the Objet and MakerBot transactions. Gross profit from product sales for 2013 increased by $54.2 million, or 36.8%, as compared to gross profit from product sales, on a pro forma combined basis for Objet, for 2012, due to the increase in sales discussed above.

Gross profit from services increased by 46.5% in 2013 as compared to the prior year due primarily to the increase in service revenues discussed above. Gross profit from services for 2013 increased as compared to gross profit from services, on a pro forma combined basis for Objet, for 2012. The changes in gross profit from services and gross profit as a percentage of related sales also reflected strong growth in our customer service maintenance contracts and spare parts sales.

Operating Expenses

The amount of each type of operating expense for the last three years, as well as the percentage change between such annual periods, and total operating expenses as a percentage of our total sales in each such annual period, was as follows:

	Year Ended December 31,			Year Ended December 31,
	2014	2013	2014-2013	2012	Pro Forma Combined 2012	2013-2012	Pro Forma Combined 2013-2012

	U.S. $ in thousands		Change in %	U.S. $ in thousands		Change in %	Change in %

Research and development, net	$82,270	$52,310	57.3%	$19,659	$36,923	166.1%	41.7%
Selling, general & administrative	351,993	202,040	74.2%	73,130	141,232	176.3%	43.1%
Goodwill impairment	102,470	—	N/A	—	—	N/A	N/A
Change in fair value of obligations in connection with acquisitions	(26,150)	754	-3,568.2%	—	—	N/A	N/A
	$510,583	$255,104	100.1%	$92,789	$178,155	174.9%	43.2%
60

Research and development expenses, net increased by $30.0 million, or 57.3%, during 2014 as compared to 2013. The increase was primarily due to the inclusion of a full year of MakerBot operations, which resulted in an increase of $15.2 million in our research and development expenses and due to an increase in headcount to support new research and development initiatives. The headcount increase is partially attributable to our acquisitions and reflects our continued investments in research and development projects, focusing on enhancing our AM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, aimed at broadening user applications.

Research and development expense as a percentage of sales increased to 11.0% in 2014 as compared to 10.8% and 9.1% in 2013 and 2012, respectively. This increase reflects our intention to continue to invest in research and development in order to bring a broad range of hardware and materials solutions as well as software solutions to create a leading 3D printing ecosystem. We are dedicated to effectively introduce our innovative technologies to the market in a timely manner.

Research and development expenses, net increased by $32.7 million, or 166.1%, during 2013 as compared to 2012. The increase was driven primarily by the results of a full year in 2013 of combined operations of Stratasys, Inc. and Objet compared to only one month of combined operations in 2012 and the inclusion of MakerBot operations in 2013. Research and development expenses, net increased by $15.4 million, or 41.7%, during 2013 as compared to research and development expenses, on a pro forma combined basis for Objet, for 2012.

Research and development expense as a percentage of sales increased to 10.8% in 2013 as compared to 9.1% in 2012.

We have agreements with three manufacturing companies under which we jointly advance certain of our proprietary technology with each of those two companies. The agreements entitle us to receive reimbursement payments of costs actually incurred under joint development projects. During the years ended December 31, 2014, 2013 and 2012, approximately $4.6 million, $3.6 million and $3.2 million, respectively, of research and development expenses were offset by payments that we received from these companies.

Selling, general and administrative expenses increased by 74.2% in 2014 as compared to 2013. The inclusion of Solid Concepts operating results together with related merger, retention and other integration expense added $38.9 million to our selling, general and administrative expenses. In addition, the inclusion of a full year of MakerBot operations resulted in an increase of $30.0 million to our selling, general and administrative expenses. The additional increase of our selling, general and administrative expenses was attributed to higher expenses for strategic and marketing initiatives, costs of expanding our sales and marketing infrastructure, other acquisitions related expenses, a headcount increase to support our continuing growth and an increase in amortization of acquired intangible assets of $7.9 million.

Selling, general and administrative expenses increased by 176.3% in 2013 as compared to the prior year. The increase was driven primarily by the results of a full year in 2013 of combined operations of Stratasys, Inc. and Objet compared to only one month of combined operations in 2012, which added $83.8 million of selling, general and administrative expenses, and the inclusion of MakerBot operations after the MakerBot transaction which added $9.4 million of selling, general and administrative expenses. These two transactions added $14.2 million in stock compensation expense and $16.4 million in amortization expense related to acquired intangible assets in 2013 as compared to 2012.

Selling, general and administrative expenses for the year ended December 31, 2013 increased as compared to selling, general and administrative expenses, on a pro forma combined basis for Objet, for the year ended December 31, 2012. The increase was primarily due to significant integration expenses related to the mergers, changes in our product distribution strategy, an increase in administrative expenses and headcount to support our growth, and the MakerBot transaction related expenses.

During the year ended December 31, 2014, we recorded a goodwill impairment charge of $102.5 million related to our MakerBot reporting unit. The main factors for this non-cash and non-tax deductible expense were a slower growth of MakerBot product and service revenues, challenges associated with the introduction and scaling of its new product platform, changes in timing of implementation of certain initiatives and changes in MakerBot’s distribution model.

We will continue to monitor our reporting units to determine whether events and circumstances warrant further interim impairment testing. For further information, see note 1 to our consolidated financial statements included in Item 18 of this annual report.

During the year ended December 31, 2014, we recorded gain of $26.2 million due to the revaluation of obligations in connection with acquisitions of MakerBot and Solid Concepts. Since MakerBot did not achieve the earn-out targets for 2014, the entire earn-out liability was cancelled as of December 31, 2014 and resulting in gain of $18.3 million. Additional gain of $7.9 million was recorded due to a decrease of our deferred payments obligations in connection with the Solid Concepts acquisition, which was mainly attributable to changes in our share price. For further information, see note 2 to our consolidated financial statements included in Item 18 of this annual report.

As discussed above under “Investment Plan”, we expect an additional increase in our operating expenditures in the next two to three years as a result of our new investment plan.

Operating Income (Loss)

Operating income (loss) and operating income (loss) as a percentage of our total net sales for the last three years, as well as the percentage change in operating income between those years, were as follows:

	Year Ended December 31,			Year Ended December 31,
					Pro Forma Combined		Pro Forma Combined
	2014	2013	2014-2013	2012	2012	2013-2012	2013-2012
	U.S. $ in thousands		Change in %	U.S. $ in thousands		Change in %	Change in %

Operating income (loss)	$(148,189)	$(28,931)	412%	$17,122	$(14,232)	-269.0%	103.3%

Percentage of sales	-19.8%	-6.0%		8.0%	-4.0%

Operating loss for the year ended December 31, 2014 was $148.2 million as compared to an operating loss of $28.9 million for the year ended December 31, 2013. The increase in operating loss was primarily attributable to goodwill and other intangible assets impairment charges of $117.1 million and higher merger, retention and integration expenses, mainly due to the Solid Concepts transaction. The increase in operating loss was partially offset by gain due to revaluation of obligations in connection with acquisitions as described above.

We recognized an operating loss for 2013 of $28.9 million as compared to operating income of $17.1 million in 2012. The increase in operating loss was primarily attributable to expenses of $73.9 million from amortization of intangible assets attributable to the Stratasys-Objet merger and the MakerBot transaction and expense of $9.1 million for the MakerBot performance bonus plan for the 2013 as compared to amortization expense of $10.1 million from intangible assets for 2012, which was partially offset by the increased gross margin as described above.

Operating loss for 2013 increased as compared to operating loss, on a pro forma combined basis for Objet, for 2012. The increase in operating loss was primarily attributable to expense of $73.9 million from amortization of intangible assets and expense of $9.1 million for the MakerBot performance bonus plan as compared to amortization expense of $48.3 million from intangible assets in the pro forma combined operating loss for 2012. The effect of the increase in amortization expense and MakerBot performance bonus plan operating income was partially offset by the increased gross margin as described above.

Financial Income (expense), net

Financial expenses, net, which is comprised of mainly foreign currencies effects and interest expense, net, amounted to $6.5 million for the year ended December 31, 2014, compared to a financial expense, net of $0.5 million for the year ended December 31, 2013. The increase is mainly due to foreign currency translation losses due to changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the Euro), principally related to intercompany receivables and payables denominated in a foreign currency, partially offset by revaluation of forward contracts that hedged the corresponding currency exposure.

Financial expenses, net in 2013 increased as compared to financial income, net in 2012. The expense in 2013 is primarily due to net foreign currency transaction losses.

Income Taxes

Income taxes and income taxes as a percentage of net income before taxes for the last three years, as well as the percentage change in income taxes between those years, were as follows:

	Year Ended December 31,		Year Ended December 31,
				Pro Forma Combined		Pro Forma Combined
	2014	2013	2012	2012	2013-2012	2013-2012
	U.S. $ in thousands		U.S. $ in thousands		Change in %	Change in %

Income taxes	$(35,248)	$(2,474)	$9,687	$9,407	-125.5%	-126.3%

As a percent of income (loss) before income taxes	22.8%	8.4%	52.3%	-77.7%	-83.9%	-110.8%

Our effective tax rate for the year ended December 31, 2014 was 22.8% as compared to 8.4% tax rate for the year ended December 31, 2013. Our effective tax rate has varied significantly due to the changes in the mix of income (loss) between the U.S. and Israel.

Favorable factors that impacted our effective tax rate for the year ended December 31, 2014 included income of $18.3 million attributable to the change in fair value of the Company’s earn-out and by an unfavorable goodwill impairment charge of approximately $102.5 million, which are both non-tax deductible, and therefore had a significant impact on the effective tax rate for the year ended December 31, 2014.

In addition, during the third quarter of 2014, we adjusted our estimate of long-term tax rates in Israel. As a result, we recorded an approximately $3.2 million in our income tax expense and an increase in our deferred tax liabilities associated with the amortization of the intangible assets.

In the future, the effective tax rate is expected to fluctuate as a result of various factors, including changes in the products and geographical distribution of our income, the effect of any mergers and acquisitions, and the effects of statutes of limitations and provisions for uncertain tax positions. We expect that the tax rate in future years will be higher than this year’s, as a result of the product mix projected for these years and the changes of the Israeli incentives regime we currently benefit from.

Net Income (Loss) and Net Income (Loss) Per Share Attributable to Stratasys Ltd.

Net income (loss) and net income (loss) as a percentage of our total revenues for the last three years, as well as the percentage change in net income between those years, were as follows:

	Year Ended December 31,			Year Ended December 31,
					Pro Forma Combined		Pro Forma Combined
	2014	2013	2014-2013	2012	2012	2013-2012	2013-2012
	U.S. $ in thousands		Change in %	U.S. $ in thousands		Change in %	Change in %
Net income (loss) attributable to Stratasys Ltd.	$(119,420)	$(26,954)	343.1%	$8,491	$(21,577)	-417.4%	24.9%

Percentage of Sales	-15.9%	-5.6%		3.9%	-6.0%

Diluted net income (loss) per share	$(2.39)	$(0.68)	251.1%	$0.36	$(0.58)	-288.9%	17.2%

Net loss attributable to Stratasys Ltd. for the year ended December 31, 2014 was $119.4 million as compared to $27.0 million for the year ended December 31, 2013. Diluted loss per share for the years ended December 31, 2014 and 2013 was $2.39 and $0.68, respectively.

This increase of the net loss attributable to Stratasys Ltd was due to the factors that were previously discussed, primarily the increase in our selling, general and administrative expenses, and goodwill impairment, which were partially offset by higher gross profit and gain due to revaluation of obligations in connection with acquisitions.

The weighted average fully diluted share count for the year ended December 31, 2014 was 50.0 million, compared to 42.1 million for the year ended December 31, 2013. The increase is primarily due to the public offering of 5.2 million shares and the issuance of 3.9 million shares in connection with the MakerBot transaction during the third quarter of 2013 which had a full effect on the weighted average number of shares outstanding in the year ended December 31, 2014, as well as shares issued during the three months ended September 30, 2014 in connection with the acquisitions of Solid Concepts and Harvest, which increased the weighted average share count by 0.5 million. In computing the loss per share for the years ended December 31, 2014 and 2013, no adjustments were made to take into account any possible dilution of stock options, RSUs and shares held back in connection with the MakerBot transaction to the basic loss per share because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

Net loss attributable to Stratasys Ltd. for the year ended December 31, 2013 was $27.0 million as compared to net income of $8.5 million and net loss of $21.6 million, on pro forma combined basis for Objet, for the year ended December 31, 2012. The main reasons for the change from 2012 net income to 2013 net loss and for the changes between the net loss of 2013 on pro forma combined basis for Objet, for 2012 are cited previously in this operating and financial review and prospects section. The weighted average fully diluted share count for the year ended December 31, 2013 was 42.1 million, compared to 23.8 million for December 31, 2012. The increase is primarily due to a full effect in the year ended December 31, 2013 on the weighted average number of shares issued in connection with the Stratasys-Objet merger during December 2012 and the public offering and issuance of shares in connection with the MakerBot transaction during the third quarter of 2013.

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

	Year ended December 31, 2012
(in thousands)
	Historical			Pro Forma
	Combined	Adjustments		Combined
Net sales	$357,986	$1,068	(a)	$359,054
Cost of sales	160,023	35,108	(a)(b)(c)(d)(e)	195,131
Gross profit	197,963	(34,040)		163,923
Research and development	34,286	2,637	(b) (c)	36,923
Selling, general and administrative	147,035	(5,803)	(a)(b)(c)(d)(e)	141,232
Operating income (loss)	16,642	(30,874)		(14,232)
Other income	2,124	—		2,124
Income (loss) before taxes	18,766	(30,874)		(12,108)
Income taxes	11,690	(2,283)	(f)	9,407
Net income (loss) attributable to Stratasys Ltd.	7,015	(28,592)		(21,577)
64

The specific pro forma adjustments are as follows:

a)	Elimination of one-time expense as arising from the Stratasys-Objet merger related to the amortization of purchase price adjustments for acquired deferred revenues, inventory and order backlog. Such amounts are not reflected above as these are considered nonrecurring charges that are to be included in the statement of operations within twelve months following the transaction.

Accordingly, pro forma adjustments for one-time expenses have been included as follows:

(in thousands)	Year ended December 31, 2012
Revenues	$1,068
Cost of sales—Products	(2,824)
Selling, general and administrative	(3,264)

b)	To reflect the amortization of intangible assets arising from the Stratasys-Objet merger. Accordingly, pro forma adjustments for amortization expense have been included as follows:

Year ended
(in thousands)	December 31, 2012
Cost of sales—Products	$36,019
Selling, general and administrative	8,220

c)	To reflect stock-based compensation expense. Objet stock options vest over a four-year period and were only exercisable upon the consummation of a liquidity event. Objet treated the stock options as performance-based awards and concluded that such performance condition was not probable. As a result, no stock-based compensation expense had been recognized on outstanding Objet stock options. The Stratasys-Objet merger was a liquidity event and vested options became exercisable at the date of the Stratasys-Objet merger. Under reverse acquisition accounting, Objet stock options were deemed (for accounting purposes only) to be replaced by Stratasys options. The fair value of these replacement options is determined by using the current Stratasys stock price as an input to the Black-Scholes valuation model. The total fair value of these options of $227.7 million was allocated $183 million to services rendered prior to the merger date based upon vesting and included as part of the purchase price and $44.7 million to services to be rendered after the merger date, and is being included in future stock-based compensation expense. Accordingly, pro forma adjustments to increase stock-based compensation expense have been included as follows:

Year ended
(in thousands)	December 31, 2012
Cost of sales—Products	$1,029
Cost of sales—Services	1,218
Research and development	3,205
Selling, general and administrative	17,190

d)	Elimination of one-time stock-based expense. Under the terms of the option awards, certain Stratasys, Inc. stock options granted prior to the date of the Stratasys-Objet merger agreement were fully exercisable automatically upon the consummation of the Stratasys-Objet merger. Stratasys, Inc. recognized a one-time stock-based
65

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

Non-GAAP Financial Measures

The following non-GAAP data, which excludes the categories of expenses described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense, and (y) excluding non-cash charges such as, share-based compensation, amortization of intangible assets, and impairment charges that either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the income statement, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of merger-related, non-cash compensation and other charges, and may not provide a comparable view of our performance to other companies in our industry. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to any measure of financial performance calculated in accordance with GAAP.

Reconciliation of GAAP and Non-GAAP Results of Operations

		Year ended December 31, 2014
		2014 GAAP	Non-GAAP Adjustments	2014 Non-GAAP	2013 GAAP	Non-GAAP Adjustments	2013 Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$362,394	$76,877	$439,271	$226,173	$62,717	$288,890
	Operating loss (1,2)	(148,191)	256,453	108,262	(28,931)	126,613	97,682
	Net loss attributable to Stratasys Ltd. (1,2,3)	(119,420)	223,049	103,629	(26,954)	108,913	81,959
	Diluted net income (loss) per share attributable to Stratasys Ltd. (4)	(2.39)	4.39	2.00	(0.68)	2.52	1.84

(1)	Acquired intangible assets amortization expense		56,235			57,027
	Other intangible assets impairment		11,636			—
	Deferred revenue purchase price adjustments		235			2,316
	Non-cash stock-based compensation expense		4,493			2,980
	Merger and acquisition related expense		4,278			394
			76,877			62,717

(2)	Acquired intangible assets amortization expense		24,952			17,066
	Goodwill impairment		102,470			—
	Other intangible assets impairment		3,000			—
	Non-cash stock-based compensation expense		25,714			21,282
	Change in fair value of obligations in connection with acquisitions		(26,150)			9,867
	Merger and acquisition related expense		49,589			15,681
			179,575			63,896
			256,452			126,613

(3)	Tax expense related to adjustments		(33,403)			(17,575)
	Depreciation and amortization expense attributable to non-controlling interest		—			(125)
			(33,403)			(17,700)
			$223,049			$108,913

(4)	Weighted average number of ordinary shares outstanding- Diluted	50,019		51,805	42,099		44,511
67

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

Our future results will be affected by a number of factors, including our ability to: increase the number of units sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost reduction program succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations, commodity prices and economic conditions in the geographic areas in which we operate. There can be no assurance that our historical performance in sales, gross profit and net income (loss) will improve or even continue, or that sales, gross profit and net income (loss) in any particular quarter will improve over those of preceding quarters, including comparable quarters of previous years. See Item 3.D - “Risk Factors” above.

Effective Corporate Tax Rate

See “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

In 2014, we derived a significant portion of our income from facilities granted Approved or Beneficiary Enterprise status, and therefore our effective tax rate was significantly reduced from the historic rate of Stratasys, Inc. See “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments” in Item 4.B above. Income tax expense in our historical financial statements prior to 2013 related primarily to the income taxes of non-Israeli subsidiaries, as income from Objet Ltd. was included only for the month of December, 2012, subsequent to the Stratasys-Objet merger.

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

B. Liquidity and Capital Resources

A summary of our statement of cash flows for the three years ended December 31, 2014 is as follows:

	Year ended December 31,
	2014	2013	2012
	U.S. $ in thousands

Net income (loss)	$(119,470)	$(26,907)	$8,823
Goodwill and other intangible assets impairment charges	117,106	—	—
Depreciation and amortization	109,429	92,436	19,497
Deferred income taxes	(53,887)	(19,449)	(3,450)
Stock-based compensation	30,207	24,262	8,874
Excess tax benefit from stock options	—	(2,817)	(15,192)
Change in fair value of obligations in connection with acquisitions	(26,150)	754	—
Translation loss (gain) and other non-cash items	10,602	(1,523)	(461)
Change in working capital and other items	(54,021)	(34,727)	(16,598)
Net cash provided by operating and other activities	13,816	32,029	1,494
Net cash provided by (used in) investing activities	(27,439)	(226,751)	81,518
Net cash provided by financing activities	44,941	474,915	30,489
Effect of exchange rate changes on cash and cash equivalents	(3,265)	69	233
Net change in cash and cash equivalents	28,053	280,262	113,734
Cash and cash equivalents, beginning of year	414,088	133,826	20,092
Cash and cash equivalents, end of year	$442,141	$414,088	$133,826

Our cash and cash equivalents balance increased to $442.1 million at December 31, 2014 from $414.1 million at December 31, 2013. The increase in cash and cash equivalents in 2014 was primarily due to cash flows provided from operating activities in an amount of $13.8 million and cash flows from financing activities in the amount of $44.9 million primarily due to the proceeds from borrowing under our credit facility. The increase in cash and cash equivalents was offset by net cash flows used in investing activities of $27.4 million to fund our acquisitions and to purchase property, plant and equipment to support our growing business.

Our cash and cash equivalents balance increased to $414.1 million at December 31, 2013 from $133.8 million at December 31, 2012. The increase was primarily due to the net proceeds of $462.9 million from the sale of our ordinary shares, which closed in September, 2013. These increases were offset by the $226.8 million used in investing activities, which primarily reflected the increase in short-term bank deposits and purchases of property and equipment.

Cash flow from operating activities

We generated cash in operating activities of $13.8 million during 2014. The net loss of $119.5 million was favorably adjusted by non-cash charges for goodwill and other intangible assets impairment of $117.1 million, depreciation and amortization of $109.4 million and stock-based compensation expense of $30.2 million offset mainly by the changes in the deferred income taxes and in working capital items. The changes in the deferred income taxes of $53.9 million and the changes in working capital and other items of $54.0 million unfavorably affected cash from operating activities. The increase in the working capital consisted mainly of an increase in accounts receivable of $46.7 million and inventories of $39.4 million, offset by an increase in accrued expenses and other current liabilities and accrued compensation and related benefits of $31.0 million as well as $12.7 million increase in deferred revenue. The change in working capital was mainly driven by strong order flow reflecting increasing demand for our products and services in the marketplace.

We generated cash from operating activities of $32.0 million during 2013. The net loss of $27.0 million was favorably adjusted due to noncash charges for depreciation and amortization of $92.4 million and stock-based compensation expense of $24.3 million offset mainly by the changes in the deferred income taxes of $19.4 million and in working capital items of $34.7 million.

We generated $1.5 million in cash from operating activities during 2012. Net income of $8.8 million was favorably adjusted for non-cash charges of $19.5 million in depreciation and amortization and stock-based compensation expense of $8.9 million offset mainly by excess tax benefit from stock option exercises of $15.2 million and in working capital items of $16.6 million.

Cash flow from investing activities

We used cash of $27.4 million in our investing activities during 2014. Cash used to fund our acquisitions and to purchase property and equipment amounted to $211.6 million, which was partially offset by cash provided due to the change in short-term bank deposits of $189.8 million.

We used cash of $151.1 million to fund our acquisitions. In addition, we also used non-cash consideration to fund our acquisitions. For further details, see our supplemental disclosure of cash flow information of our consolidated statement of cash flow and note 2 to our consolidated financial statements included in Item 18 of this annual report.

Property, plant and equipment purchases totaled $60.5 million. Our principal property, plant and equipment purchases were for the enhancement of our manufacturing capabilities of our facilities in Israel and the United States and for our new facility in Germany. We also paid for machinery and other equipment to support our growing direct manufacturing business, purchased engineering development equipment and invested in our computer systems.

We used cash of $226.8 million in our investing activities during 2013. The cash used for investing activities in 2013 primarily related to the purchase of short-term bank deposits, which used cash of $180.3 million, and the purchase of property, plant and equipment of $33.3 million.

Our investing activities generated $81.5 million during 2012. The cash generated from our investing activities in 2012 primarily related to proceeds from maturities and sales of marketable securities of $53.4 million and cash acquired of $41.5 million through Stratasys-Objet merger.

Cash flow from financing activities

Net cash provided by financing activities in 2014 was $44.9 million. Cash provided by financing activities was mainly attributed to our borrowing of $50.0 million under our credit facility during 2014.

In addition to the borrowing under the credit facility, items that favorably affected financing activities were the proceeds of $7.9 million from the exercise of stock options, partially offset by the cash payment of the first earn-out period obligation in connection with MakerBot transaction in the amount of $10.8 million.

Net cash provided by financing activities in 2013 was $474.9 million. Cash provided by financing activities was mainly attributed to net proceeds of $462.9 million from public offering of 5,175,000 of our ordinary shares. Proceed from the exercise of stock options provided cash of $12.5 million to our financing activities.

Net cash provided by financing activities in 2012 was $30.5 million. Proceeds from the exercise of stock options and the excess tax benefit from the exercise of stock options and warrant provided $15.3 million and $15.2 million, respectively.

Capital resources and capital expenditures

Our total current assets amounted to $796.6 million as of December 31, 2014, of which $442.7 million consisted of cash and cash equivalents and short-term bank deposits. Total current liabilities amounted to $250.6 million as of December 31, 2014, including $50.0 million relating to short-term debt. Most of our cash and cash equivalents and short-term bank deposits are held in banks in Israel, Switzerland and the U.S., with only minor amounts subject to any restrictions on movement of balances within our company and our subsidiaries.

Our credit risk of our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we try to reduce the credit exposures of our accounts receivable by credit limits, credit insurance for most of our customers, ongoing credit evaluation and account monitoring procedures.

In February 2015, we announced our new investment plan to help enable growth, maintain market leadership and meet future opportunities. We may make investments in fixed assets, expansion of our operations into additional geographies, information technology, or IT, human resources and sales and marketing infrastructure that will be required for future growth. We estimate that we will spend between approximately $160 million to $200 million in 2015 for capital expenditure. We believe that we will have adequate cash and cash generated from operating activities to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for the next twelve months.

Acquisitions

As discussed in note 2 to our consolidated financial statements included in Item 18 of this annual report, we acquired Solid Concepts on July 14, 2014. At the closing, we paid approximately $162 million as part of the purchase price and other related expenses, of which $60 million was paid in cash and $98 million was paid in our shares; the $4 million balance of the initial purchase price was deferred for six months and was paid in cash during January 2015. The remaining related payments, including deferred payments consideration and retention bonus, are subject to certain adjustments based on our share price. Based on our share price as of December 31, 2014, the total undiscounted amount of the deferred payments consideration and retention bonus is approximately $86.6 million. Subject to certain requirements for cash payments, we retain the discretion to settle any of the amounts payable under the Solid Concepts transaction in our shares, cash or any combination of the two. We believe that our existing cash reserves and our revolving credit facility will be adequate to permit us to make the cash payments if we choose to pay the remaining amount in cash.

As part of our business strategy, we plan to consider and, as appropriate, make acquisitions of other businesses, products, product rights or technologies. Our cash reserves, revolving credit facility and other liquid assets may be inadequate to consummate such acquisitions and it may be necessary for us to issue shares or raise substantial additional funds in the future to complete future transactions. In addition, as a result of our acquisition efforts, we are likely to experience significant charges to earnings and significant cash outflows for mergers and related expenses (whether or not our efforts are successful) that may include transaction costs, closing costs or costs of restructuring activities.

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

During the third quarter of 2014 we borrowed $50.0 million under the credit facility to support the funding of our growing business. We believe that we were in compliance with the all covenants under the credit agreement as of December 31, 2014.

Contractual obligations

For information concerning our material commitments as of December 31, 2014, see Item 5.F below (“Tabular Disclosure of Contractual Obligations”).

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

F. Tabular Disclosure of Contractual Obligations.

The following table summarizes our material known contractual obligations and commitments as of December 31, 2014 that we expect to require significant cash outlays in future periods:

		1 Year	Years	Years	5 Years
	Total	2015	2016-2017	2018-2019	2020 and Thereafter
	U.S. $ in thousands
Operating lease obligations (1)	$68,081	$12,723	$18,099	$12,652	$24,607
Purchase obligations (including purchase orders)	24,275	24,275	—	—	—
Short-term debt (2)	50,233	50,233
	$142,589	$87,231	$18,099	$12,652	$24,607

(1)	Includes lease obligations for facilities.
(2)	Includes estimated interest.

The total amount of unrecognized tax benefits for uncertain tax positions was $8.6 million as of December 31, 2014. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

In addition, the Company has obligations in connection with acquisitions, mainly due to the Solid Concepts transaction. For further information refer to Note 2 to our consolidated financial statements included in Item 18 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

The following table lists the names and ages of our current directors, as well as the names, ages and positions of the current members of our senior management, as of the filing date of this annual report:

Name	Age	Position
Elchanan Jaglom	73	Chairman of the Board of Directors
S. Scott Crump	61	Chairman of the Executive Committee and Chief Innovation Officer
David Reis	54	Chief Executive Officer and Director
Edward J. Fierko	73	Director
Ilan Levin	49	Director
John J. McEleney	52	Director
Clifford H. Schwieter	67	Director
Ziva Patir	65	Director
Eyal Desheh	62	External Director
Victor Leventhal	70	External Director
Erez Simha	52	Chief Financial Officer and Chief Operating Officer

Elchanan Jaglom has served as Chairman of the Board of Directors since February 19, 2015 and since the Stratasys-Objet merger, as the Chairman of the Executive Committee of our company. Prior to the Stratasys-Objet merger, he served as Chairman of Object’s board of Directors from 2001 until the Stratasys-Objet merger. Mr. Jaglom also served as the Chairman of Diamond Capital Management Ltd., the investment manager of the Diamond Group of investment funds, until January 2, 2014. In parallel to his involvement with these entities, Mr. Jaglom has been involved in investment management of funds, private equity and venture capital investment since the early 1980s, focusing primarily on early-stage technology companies. He is currently a member of the Board of Trustees of the Tel Aviv Museum of Art and the Ben Gurion University of the Negev. He holds a bachelor’s degree in economics and statistics from the Hebrew University in Jerusalem and an M.B.A. from New York University.

S. Scott Crump has served as Chairman of the Executive Committee of the Board of Directors since February 19, 2015 and as our Chief Innovation Officer since February 2013. Mr. Crump previously served as Chairman of the Board of Directors since the Stratasys-Objet merger, Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys-Objet merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. During the period from 1982 to 1988, Mr. Crump was a co-founder and Vice President of Sales of IDEA, Inc., which later changed its name to SI Technologies, Inc., a leading manufacturer of force, load and pressure transducers. Mr. Crump continued to be a director and shareholder of that company until its sale to Vishay Intertechnologies, Inc. (NYSE: VSH) in April 2005. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

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

Ziva Patir has served as our director since June 2013, when she was elected as an unclassified director pursuant to an amendment to our amended articles that was adopted in June 2013. Since February 2014, Ms. Patir serves on the board of directors of ELTA Systems Ltd., an Israeli provider of defense products and services. She also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel, a position that she has held since 2003, and as member of the board of Kardan Vehicle Ltd., the Israeli licensee of Avis. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, a position that she held from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 1985 to 1996, Ms. Patir served as the Director of the Quality and Certification Division of SII and held various managerial positions in the Industry and Standardization Divisions from 1976 to 1985. From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), as well as chair of the Technical Management Board, leading overall management of ISO technical work. ISO is the world’s largest developer and publisher of international standards. From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

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

Arrangements for Election of Directors and Members of Management; Family Relationships

Upon the expiration of the initial two year term following the Stratasys-Objet merger on December 1, 2014 and the election of our board of directors at an extraordinary general meeting of shareholders that was held on February 3, 2015, there are no longer any classifications or arrangements related to the election of our board of directors. Under the amendments to our articles of association that were adopted at that February 2015 shareholders meeting, our board members are elected at each annual general meeting of shareholders for a one year term (other than our external directors, who are elected every three years for a three year term, in accordance with the Companies Law). For additional information, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below. There are also no family relationships among any directors or members of our senior management.

B. Compensation.

The following table presents all compensation that we paid, or accrued, during the year ended December 31, 2014 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table does not include any amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during that period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid or Accrued (1)		Pension, Retirement and Other Similar Benefits Accrued
All directors and members of senior management as a group, consisting of 11 persons (2)	$3,177,998	(3)	$110,102

(1)	Does not include the value attributable to stock option grants. For a discussion of stock option grants to our directors and members of senior management, see below.

(2)	Comprised of the 11 directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above.

(3)	This compensation amount for the year ended December 31, 2014 excludes an aggregate of $0.8 million of bonuses that were paid in 2014 in respect of services that had been performed during the previous year.

Pursuant to the Companies Law, the fees payable to our directors and our chief executive officer require approval by (i) the compensation committee of our board, (ii) the board of directors and (iii) our shareholders (in that order). Please see “Compensation Policy and Committee” in Item 6.C (“Board Practices”) below for further information regarding the requirements under the Companies Law in connection with the compensation of directors.

The following table sets forth the directors’ fees, salary or other compensation (excluding value attributable to stock option grants and excluding reimbursement for reasonable expenses incurred in connection with services) that is paid to each of our directors on an annual basis:

Name of Director	Annual Fee/Salary		Per Meeting Fee (In Person/ Telephonic)
Elchanan Jaglom	$420,000	(2)
S. Scott Crump	$441,594	(1)
David Reis	$992,037	(3)
Edward J. Fierko	$71,000		$1,500/ $250
Ilan Levin	$357,639	(4)	—
John J. McEleney	$71,500		$1,500/ $250
Clifford H. Schweiter	$60,750		$1,500/ $250
Ziva Patir	$43,908	(5)	NIS3,750/ NIS2,250

Victor Leventhal	$49,732		NIS3,750/ NIS2,250

Eyal Desheh	$57,363		NIS3,750/ NIS2,250

(1)	Constitutes the aggregate salary payable to Mr. Crump for all of the services that he provides to our company, including in respect of his roles as Chairman of the Executive Committee (and previously as the Chairman of the Board) and Chief Innovation Officer of our company. Our shareholders have also approved a bonus target of $178,740 for Mr. Crump.

(2)	Constitutes salary payable in respect of the consulting and director services provided by an entity affiliated with Mr. Jaglom. Does not include Israeli value added tax, or VAT, that is due on the salary payable to Mr. Jaglom.

(3)	Constitutes the aggregate salary (excluding VAT) payable to Mr. Reis for all of the services that he provides to our company, including in respect of his role as Chief Executive Officer, as well as an estimated bonus that may be paid to Mr. Reis in respect of 2014. This total compensation amount includes an estimated bonus that may be paid to Mr. Reis in respect of 2014. The foregoing bonus is subject to further approval by our shareholders, in accordance with the requirements of the Companies Law.

(4)	These amounts exclude other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car that we provide to Mr. Levin.

(5)	Does not include VAT that is due on the fees payable to Ms. Patir.

During the year ended December 31, 2014, we granted stock options to purchase an aggregate of 66,000 of our ordinary shares to certain of our directors and members of our senior management. Information concerning those options that were granted to our directors during 2014 is set forth in the table below:

Name of Director	Number of Shares Underlying Options Granted	Exercise Price per Ordinary Share	Expiration Date of Options
Edward J. Fierko	22,000	$103.30	August 8, 2020
John J. McEleney	22,000	$103.30	August 8, 2020
Clifford H. Schweiter	22,000	$103.30	August 8, 2020

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

Office Holder Compensation

The table below outlines the compensation actually paid to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2014, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)

Name and Principal Position(2)	Base Salary	Variable compensation(3)		Benefit and Perquisites(4)	Equity-Based Compensation(5)	Other		Total
Joe Allison, CEO of SDM	$97,000	$84,000		$—	$—	$23,530,871	(6)	$23,711,871

Erez Simha, CFO & COO	$328,030	$144,675		$129,759	$1,432,059	$—		$2,034,523

Dan Yalon, EVP Strategy, Marketing & BD	$246,207	$114,794		$62,017	$1,167,737	$—		$1,590,755

David Reis, CEO	$426,543	$480,645	(7)	$44,555	$—	$85,494		$1,037,237

Tal Dilian, EVP Global Product & Technology	$248,451	$120,563		$37,658	$541,407	$—		$948,079

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.
(2)	All current executive officers listed in the table are full-time employees or consultants of our company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2014.
(3)	Amounts reported in this column refer to commission, incentive and bonus payments which were paid with respect to 2014.
(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, , payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2014 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are described in Note 10 to our audited consolidated financial statements, which are included in Item 18 of this annual report.
(6)	Consists of (i) $15 million, constituting a signing bonus for Mr. Allison, and (ii) $8,530,871, constituting a pro-rated portion of a retention payment to Mr. Allison that we recognized in our financial statements during the year ended December 31, 2014, each of which is payable to Mr. Allison pursuant to the Solid Concepts acquisition.
(7)	This amount represents a bonus in respect of 2014 that is subject to approval by our shareholders in accordance with the requirements of the Companies Law.

C. Board Practices.

Board of Directors

Under the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, subject to the terms of any applicable employment agreements that we may enter into with them.

Under our amended articles, our board of directors must consist of at least seven and not more than 11 directors, including at least two external directors required to be elected under the Companies Law. Upon the expiration of the initial two year term following the Stratasys-Objet merger on December 1, 2014 and the adoption by our shareholders of amendments to our articles at the extraordinary general meeting of shareholders that was held in February 2015, each of our directors is elected annually, at our annual general meeting of shareholders (other than our external directors, who are elected for three year terms every three years in accordance with the requirements of the Companies Law). The vote required for the election of each director (other than external directors) is a majority of the voting power represented at the meeting and voting on the election proposal The current members of our board consist of the Chairman— Elchanan Jaglom (as of Febraury 19, 2015), the Chairman of the Executive Committee—S. Scott Crump (as of Febraury 19, 2015), Edward J. Fierko, Ilan Levin, John J. McEleney, Ziva Patir, David Reis, Clifford H. Schwieter and our external directors—Eyal Desheh and Victor Leventhal. For more information, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below.

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

In accordance with the exemption available to foreign private issuers under the NASDAQ Listing Rules, we do not follow the requirements of the NASDAQ rules with regard to the process of nominating directors. Instead, we follow Israeli law and practice, in accordance with which our board of directors (based on the recommendation of the executive committee thereof) is authorized to recommend to our shareholders director nominees for election. Under the Companies Law and our amended articles, nominations for directors may also be made by any shareholder holding at least one percent (1%) of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination (together with certain documentation required under the Companies Law) has been delivered to our registered Israeli office within seven days after we publish notice of our upcoming annual general meeting (or within 14 days after we publish a preliminary notification of an upcoming annual general meeting).

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

External Directors

Under the Companies Law, the boards of directors of companies whose shares are publicly traded, including companies with shares listed on the NASDAQ Global Select Market, are required to include at least two members who qualify as external directors. Eyal Desheh and Victor Leventhal serve as our external directors.

The Companies Law provides that external directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	the majority voted in favor of election includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, which we refer to as a disinterested majority; or

•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the election of the director does not exceed two percent (2%) of the aggregate voting rights in the company.

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

The term “relative” is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons. The term affiliation and the similar types of prohibited relationships include (subject to certain exemptions):

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

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

Under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as either an external director or as a director who meets the following criteria:

•	he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

•	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

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

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and the Listing Rules of the NASDAQ Stock Market, as well as the requirements for such committee under the Companies Law, including the following:

•	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

•	recommending the engagement or termination of the person filling the office of our internal auditor; and

•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

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

Executive Committee

Upon the closing of the merger, our board of directors appointed an executive committee. The roles of this committee are (i) to oversee the implementation of the business strategy of our company, subject to board approval for matters outside of the ordinary course of business (as is required under the Companies Law), and (ii) to exercise such other duties as the board may resolve from time to time. The members of the executive committee consist of Messrs. S. Scott Crump, who serves as chairman of the executive committee, Elchanan Jaglom, John McEleney, Eyal Desheh and Ilan Levin. Mr. David Reis, by virtue of his role as our Chief Executive Officer, serves in an observer capacity on the committee.

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

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of our office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy also relates to certain factors, including advancement of our objectives, our business and our long-term strategy, and creation of appropriate incentives for executives. It also considers, among other things, our risk management, size and the nature of our operations. The compensation policy furthermore considers the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant director or executive;

•	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

•	the relationship between the terms offered and the average compensation of the other employees of our company, including those (if any) employed through manpower companies;

•	the impact of disparities in salary upon work relationships in our company;

•	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

•	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, our company’s performance during that period of service, the person’s contribution towards our company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving our company.

The compensation policy also includes the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in our financial statements; and

•	the minimum holding or vesting period for variable, equity-based compensation.
83

The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

Under the December 2012 amendment to the Companies Law, our compensation committee is responsible for recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and is charged with duties related to the compensation policy and to the compensation of our office holders as well as functions related to approval of the terms of engagement of office holders, including:

•	recommending whether our compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to our board periodic updates to the compensation policy;

•	assessing implementation of the compensation policy; and

•	determining whether the compensation terms of the chief executive officer of our company need not be brought to approval of the shareholders (under special circumstances).

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

We appointed our compensation committee in mid-2013. The committee consists of Victor Leventhal, as chairman, Eyal Desheh and Ziva Patir. After the compensation committee recommended approval of our compensation policy, our board of directors approved it in August 2013 and our shareholders approved it on September 12, 2013.

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

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and nominated by the board of directors. An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•	an office holder (including a director) of the company (or a relative thereof); or

•	a member of the company’s independent accounting firm, or anyone on his or her behalf.

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. Moshe Cohen of Chaikin Cohen Rubin & Co. has served as our internal auditor since his appointment effective upon the Stratasys-Objet merger.

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

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company. The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her and any documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A “personal interest” includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an “extraordinary transaction” is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

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

Disclosure of Personal Interests of Controlling Shareholders

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes any shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be a single shareholder and may be deemed a controlling shareholder for the purpose of approving such transaction. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or a transaction with a controlling shareholder or his or her relative, directly or indirectly, require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•	a disinterested majority; or

•	the votes of shareholders who have no personal interest in the transaction and who are present and voting, in person, by proxy or by voting deed at the meeting, and who vote against the transaction may not represent more than two percent (2%) of the voting rights of the company.

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

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and at class shareholder meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	the approval of interested party transactions and acts of office holders that require shareholder approval.

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

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	financial liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of fiduciary duty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

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

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, we have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by Israeli law. Furthermore, until the sixth anniversary of the effective time of the Stratasys-Objet merger, we are covering the directors and officers of Stratasys, Inc. and its subsidiaries with respect to acts or omissions occurring prior to the effective time of the merger. The limits, terms and conditions of this coverage are at least as favorable as the limits, terms and conditions in the policy that Stratasys, Inc. maintained up to the effective time of the Stratasys-Objet merger.

Directors’ Service Contracts

For a description of service contracts that we have entered into with our directors that provide for benefits upon termination of employment or other service, please see Item 7.B, “Related Party Transactions— Employment and Consulting Agreements with Directors and Executive Officers” below.

D. Employees

The number of our full-time equivalent employees, and the distribution of employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2014, 2013 and 2012 are set forth in the two tables below.

	Number of full-time equivalent employees by region as of December 31,
Region	2014	2013	2012
North America	2,064	1,155	645
Israel	506	413	342
Europe	128	94	70
Asia Pacific	196	145	83
Latin America	12	12	15
Total	2,906	1,819	1,155

	Number of full-time equivalent employees by function as of December 31,
Division	2014	2013	2012
Operations and support	1,178	541	369
Research and development	517	267	228
Customer service	199	216	161
Sales and marketing	600	515	249
General and administrative	412	280	148
Total	2,906	1,819	1,155

During the years covered by the above tables, we did not employ a significant number of temporary employees.

The large increase in the size of our workforce in 2013 was primarily due to our consummation of the MakerBot transaction in August 2013, as a result of which we gained a significant number of employees of MakerBot. The large increase in the size of our workforce in 2014 was primarily due to our acquisition of Solid Concepts, Harvest Technologies, GrabCAD, and other companies.

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

E. Share Ownership.

The following table lists, as of February 1, 2015, the number of our ordinary shares owned, and stock options held, by each of our directors and members of our senior management:

	Shares of Stratasys(1)			Stratasys stock options(3)
			Percent of	Number held(4)
Name	Number of shares beneficially owned(2)		outstanding shares beneficially owned(2)	Exercisable within 60 days	Not exercisable within 60 days	Exercise price per share	Expiration date
Elchanan Jaglom Chairman of the Board	See table in Item 7. A “major Shareholders” below.

S. Scott Crump Chairman of the Executive Committee	315,573	(5)	*	14,000	—	$9.90	June 3, 2015
				16,000	—	$18.26	February 12, 2016
				18,000	—	$25.50	August 29, 2017
				7,200	10,800	$46.87	June 18, 2018
				43,749	56,251	$82.15	June 21, 2023

David Reis Chief Executive Officer and Director	347,498		*	172,436	—	$6.52	December 31, 2017

Edward J. Fierko	90,575	(6)	*	15,000	—	$18.26	February 12, 2016
Director				18,000	—	$25.50	August 29, 2017
				7,200	10,800	$46.87	June 18, 2018
				9,625	12,375	$82.15	June 21, 2023
				—	22,000	$103.30	August 8, 2020

Ilan Levin	124,844		*	100,062	—	$7.82	December 31, 2017
Director				24,782	—	$2.21	December 31, 2017

John J. McEleney	4,125		*	—	10,800	$46.87	June 18, 2018
Director				4,125	12,375	$82.15	June 21, 2023
				—	22,000	$103.30	August 8, 2020

Clifford H. Schwieter	14,087		*	3,600	10,800	$46.87	June 18, 2018
Director				9,625	12,375	$82.15	June 21, 2023
				—	22,000	$103.30	August 8, 2020

Ziva Patir	13,197	(7)	*	12,942	16,640	$82.15	June 21, 2023
Director

Eyal Desheh Director	11,865		*	11,865	5,394	$7.82	December 1, 2022

Victor Leventhal Director	4,662		*	4,662	14,517	$74.95	December 1, 2022

Erez Simha Chief Financial Officer (8)	*		*	*	*	*	*

*	Constitutes less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.
89

(2)	In accordance with Rule 13d-3 under the Exchange Act, the number of shares and the percentages shown for individual persons or groups include any ordinary shares underlying stock options held by such person or group that were exercisable within 60 days of February 1, 2015 and that are also reflected in the column titled “Stratasys stock options — Number held — Exercisable within 60 days.” Further in keeping with such Rule 13d-3, the computation of percentage ownership is based upon 50,923,640 ordinary shares outstanding at February 1, 2015, plus such number of ordinary shares as such person or group (but not any other person or group) had the right to receive upon the exercise of stock options within 60 days thereof.

(3)	For a description of Stratasys’ stock option plans, please see “Stock Option and Share Incentive Plans” in this Item below. All options granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.

(4)	Each stock option is exercisable for one ordinary share.

(5)	Includes 196,294 ordinary shares owned of record by Mr. Crump’s wife.

(6)	Includes 40,750 ordinary shares held jointly by Mr. Fierko and his wife.

(7)	Includes 255 ordinary shares held by Ms. Patir’s husband.

(8)	Because Mr. Simha beneficially owns less than 1% of our outstanding ordinary shares and his beneficial ownership has not previously been disclosed to our shareholders or otherwise made public, it is being omitted from this annual report pursuant to an allowance provided by the SEC’s Form 20-F.

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

2012 Omnibus Equity Incentive Plan

Our 2012 Omnibus Equity Incentive Plan, which became effective at the effective time of the Stratasys-Objet merger, provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to our company or any of our affiliates. Following the approval of the 2012 Plan by the Israeli tax authorities, we will only grant options or other equity incentive awards under the 2012 Plan, although previously-granted options and awards will continue to be governed by the 2004 Plan. Under the 2012 Plan, there were 2,500,000 ordinary shares originally reserved for issuance, none of which was granted prior to the effectiveness of the merger. Upon the adoption of an amendment to the 2012 Plan at our extraordinary general meeting of shareholders in February 2013, the reserved pool under the plan consisted of 4,000,000 shares, which was to be automatically increased annually on January 1 (beginning on January 1, 2014) by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by our board of directors, if so determined prior to the January 1 on which the increase will occur. Pursuant to that provision, on each of January 1, 2014 and January 1, 2015, the pool of shares under the 2012 Plan was automatically increased by 500,000 shares, to 4,500,000 shares and 5,000,000 shares total, respectively.

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

The following table presents certain option data information for the above-described stock option and share incentive plans as at February 1, 2015:

Plan	Total Ordinary Shares Reserved for Grants	Aggregate Number of Awards Granted	Shares Available for Future Grants	Aggregate Number of Awards Outstanding	Weighted Average Exercise Price of Outstanding Options
2004 Plan	—	—	None	703,868	$11.49
2012 Plan	5,000,000	1,376,173	3,623,827	1,315,624	$81.02
Stratasys, Inc. Plans	—	—	None	344,950	$36.42
Totals	5,000,000	1,376,173	3,623,827	2,364,442	$43.45

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

Ownership by Major Shareholders

The following table presents the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our major shareholders), based on the most recent beneficial ownership reports filed with the SEC by such persons on or before February 17, 2015. The data presented is based on information provided to us, or disclosed in public filings with the SEC, by the major shareholders.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. The table below includes the number of shares underlying options that are exercisable within 60 days after February 17, 2015. Shares issuable upon the exercise of such options are deemed to be outstanding for the purpose of computing the ownership percentage of the person or group holding such options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person or group. The percentage of outstanding ordinary shares is based on 50,950,231 ordinary shares outstanding as of February 17, 2015.

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

Beneficial Owner	Ordinary Shares		Options Exercisable within 60 Days	Total Beneficial Ownership	Percentage Ownership
Roy J. Zuckerberg	3,002,027	(1)	—	3,002,027	5.9%
Elchanan Jaglom	2,963,625	(2)	—	2,963,625	5.8%
Morgan Stanley	2,700,150	(3)	—	2,700,150	5.3%
Baillie Gifford & Co	4,942,328	(4)	—	4,942,328	9.7%
T. Rowe Price Associates, Inc.	3,980,047	(5)	—	3,980,047	7.8%
Edgewood Management LLC	3,897,308	(6)	—	3,897,308	7.6%

(1)

Represents shares beneficially owned as of December 31, 2014, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed jointly by Samson Capital, LLC and Roy J. Zuckerberg on February 13, 2015. Consists of 38,402 ordinary shares held by Zuckerberg Investment Partners, LP, 2,437,787 ordinary shares held by Samson Capital, LLC, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership and 525,838 ordinary shares held by Hancock LLC, a limited liability company organized under the laws of the State of California, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership as a result of the Roy J. Zuckerberg Family Trust’s 39.4% ownership of the membership interests of Hancock LLC (as disclosed in note (4) below). Mr. Zuckerberg is party to an agreement with respect to 1,788,649 of the ordinary shares held by Samson Capital, LLC that provides him with the right to independently make decisions as to voting and disposition of those ordinary shares, without having to consult with any other person. The Roy J. Zuckerberg Family Trust is party to an agreement pursuant to which it has the right to independently make decisions as to the voting and disposition of 207,286 of the ordinary shares held by Hancock LLC, without having to consult with any other person. Mr. Zuckerberg disclaims beneficial ownership of all of the ordinary shares that may be deemed to be beneficially owned by him except to the extent of his pecuniary interest therein.

(2)

Represents shares beneficially owned as of December 31, 2014, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by Elchanan Jaglom on February 13, 2015. Consists of (i) 2,437,787 ordinary shares held by Samson Capital, LLC, with respect to which Mr. Jaglom may be deemed to share beneficial ownership and (ii) the 525,838 ordinary shares held by Hancock LLC, a California limited liability company of which 60.6% of the membership interests are held by a company (which we refer to as the Hancock Member) of which Mr. Jaglom is a director. Mr. Jaglom is party to an agreement with respect to 649,138 of the ordinary shares held by Samson Capital, LLC that provides him with the right to independently make decisions as to voting and disposition of those ordinary shares, without having to consult with any other person. The Hancock Member is party to an agreement pursuant to which it has the right to independently make decisions as to voting and disposition of 318,552 of the ordinary shares held by Hancock LLC, without having to consult with any other person. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by each of Samson Capital, LLC and Hancock LLC except to the extent of his pecuniary interest therein.

(3)

Represents shares beneficially owned as of December 31, 2014, as indicated in the statement of beneficial ownership on Schedule 13G filed by Morgan Stanley on January 12, 2015. Reflects ordinary shares beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (which we refer to collectively as the MS Reporting Units) of Morgan Stanley and its subsidiaries and affiliates (which we refer to collectively as MS), and does not reflect ordinary shares, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS Reporting Units.

(4)

Represents shares beneficially owned as of December 31, 2014, as indicated in the statement of beneficial ownership on Schedule 13G filed by Baillie Gifford & Co. on February 5, 2015. Ordinary shares reported as beneficially owned by Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act of 1940, employee benefit plans, pension funds or other institutional clients.

(5)	Represents shares beneficially owned as of December 31, 2014, as indicated in the amended statement of beneficial ownership on Schedule 13G filed by T. Rowe Price Associates, Inc., or Price Associates, on February 11, 2015. Price Associates is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, the ordinary shares held by Price Associates. Not more than 5% of the class of ordinary shares is owned by any one client subject to the investment advice of Price Associates.

(6)	Represents shares beneficially owned as of December 31, 2014, as indicated in the statement of beneficial ownership on Schedule 13G filed by Edgewood Management LLC on February 13, 2015.

Changes in Percentage Ownership by Major Shareholders

During 2014 and 2013, there were decreases in the percentage ownership of each of our pre-existing major shareholders, consisting of Samson Capital, LLC, Roy J. Zuckerberg and Elchanan Jaglom, due to market sales by the major shareholders themselves and due to our issuance of a substantial number of additional ordinary shares in various transactions, including the Solid Concepts acquisition and Harvest Technologies acquisition in July 2014 and August 2014, respectively, the MakerBot transaction in August 2013, and our follow-on public offering in September 2013.

The percentage ownership of those shareholders decreased as follows during 2013 and 2014, respectively: (i) Samson Capital, LLC—from 11.1% to 6.4% to 4.8%; (ii) Roy J. Zuckerberg—from 12.6% to 7.6% to 5.9%; and (iii) Elchanan Jaglom—from 12.5% to 7.5% to 5.8%. In addition, three additional shareholders who held more than 5% of our ordinary shares as of the end of 2012-- AGM Holding BV, Philippe J. Setton and FMR LLC— ceased to be major shareholders as of the end of 2013, due to a combination of market sales and issuances of additional ordinary shares by us.

During 2014, four new shareholders— Morgan Stanley, Baillie Gifford & Co, T. Rowe Price Associates, Inc. and Edgewood Management LLC—became major shareholders due to their acquisition of over 5% of our outstanding ordinary shares.

In December 2012, as a result of the consummation of the Stratasys-Objet merger, the percentage ownership of each of our major shareholders at the time was reduced in a proportional manner, due to the issuance of 55% of our share capital (on a post-merger, fully diluted basis, calculated in accordance with the treasury stock method) to stockholders of Stratasys, Inc. in the merger.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 23, 2015, there were 110 holders of record of our shares, of which 82 record holders holding 50,946,354, or approximately 99.99%, of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record 48,931,547 ordinary shares on behalf of hundreds firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions.

Except as described below or elsewhere in this annual report, since January 1, 2014, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

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

Mr. Reis has furthermore been granted an aggregate of 591,936 options to purchase ordinary shares, of which 172,436 are currently outstanding, all of which are fully vested and which have an exercise price of $6.52 per share, and expire on December 31, 2017. All of the shares underlying the 172,436 options described above are subject to an agreement with our company under which they may only be disposed of (subject to minor exceptions involving the payment of taxes) in an orderly fashion, on a pro-rata basis over the course of a five-year period commencing in 2012. These restrictions governing the disposition of such shares supplement, and do not replace, any additional applicable restrictions under our share option and incentive plans.

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

Mr. Levin has furthermore been granted an aggregate of 419,344 options to purchase ordinary shares, of which 124,844 are currently outstanding, all of which are fully vested. 100,062 of such options have an exercise price of $6.52 per share and 24,782 of such options have an exercise price of $2.208 per share. All of such options expire on December 31, 2017. All of the 124,844 ordinary shares underlying the foregoing options are subject to an agreement between Mr. Levin and our company under which they may only be disposed of (subject to minor exceptions involving the payment of taxes) in an orderly fashion, on a pro rata basis over the course of a five year period commencing in 2012. These restrictions governing the disposition of these shares supplement, and do not replace, any additional applicable restrictions under our share option and incentive plans.

Consulting arrangement with an entity affiliated with Elchanan Jaglom

An entity affiliated with Elchanan Jaglom, the Chairman of the board of directors, has provided consulting and director services to us pursuant to an oral arrangement that was approved by our board of directors and shareholders. The monthly amount payable to that entity under this arrangement is $35,000, plus VAT, currently. The consulting arrangement, which is not recorded in a written agreement, has no set term and may be terminated by either party at will upon written notice.

C. Interests of Experts and Counsel.

Not required.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

The consolidated financial statements and other financial information for our company required by SEC are included in this annual report beginning on page F-1.

Export Sales

The following table presents total export sales by Stratasys, Ltd for each of the fiscal years indicated (in thousands):

	2014	2013	2012
Total Export Sales*	$341,395	$219,837	$104,883
as a percentage of Total Sales	45.5%	45.4%	48.73%

*	Export sales, as presented, are defined as sales to customers located outside of North America and Israel (where our dual headquarters are located).

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

Claims Related to Company Equity

In December 2008, a former employee of ours, whose employment had been terminated, filed a claim against our company demanding that, based on an alleged undertaking we had made, we issue to him an option that would allow him to maintain an equity interest of 1.45% in Objet, as well as reimburse salary reductions he had suffered in an aggregate sum of NIS 552 thousand ($142 thousand). In July 2009, we filed our statement of defense, rejecting the claims raised by the former employee. Together with the former employee, we initiated mediation of the dispute, but did not reach any settlement. The former employee later amended his initial pleading to seek an additional NIS 441 thousand ($113 thousand) on account of alleged wrongful termination by our company. The court ruled in our favor in November 2013, also awarding us legal expenses of NIS 55,000. The plaintiff has appealed the decision to the national Israeli labor court, where the appeal is currently ongoing.

On March 4, 2013, four current or former minority shareholders and former directors of our company filed two lawsuits against our company in an Israeli central district court. The lawsuits demand that we amend the capitalization table of our company such that certain shares previously issued to Objet shareholders named as defendants would be recognized as being owned by the plaintiffs with a consequent reduction of the share ownership of the named defendants. The lawsuits also name as defendants Elchanan Jaglom, the Chairman of the board of directors, David Reis, our Chief Executive Officer, various shareholders of ours who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, one of our directors. The lawsuits allege in particular that a series of investments in Objet during 2002 and 2003 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that we effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. We filed our statement of defense in response to these claims in May 2013, denying the claims. We also filed a motion to dismiss the claims on grounds of statute of limitations, laches and lack of cause. On April 8, 2014, the court held a hearing on the motion and the parties submitted summation briefs. The court’s decision is pending.

On February 5, 9, and 20, 2015, lawsuits styled as class actions were commenced in the United States District Courts for the District of Minnesota, the Southern District of New York, and the Eastern District of New York, respectively, naming the Company and certain of our officers and directors as defendants. The lawsuits allege violations of the Exchange Act in connection with allegedly false and misleading statements concerning our business and prospects. The plaintiffs seek damages and awards of reasonable costs and expenses, including attorneys’ fees. These lawsuits are in their initial stages and no substantive proceedings have occurred to date. We intend to mount vigorous defenses to these lawsuits.

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

B. Significant Changes.

Other than as otherwise described in this annual report, no significant change has occurred in our operations since the date of our consolidated financial statements included in this annual report.

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

	Price Range
Fiscal Period:	High (U.S. $)	Low (U.S. $)
Six most recent months:
February 2015	80.08	57.36
January 2015	81.05	70.02
December 2014	97.32	78.64
November 2014	122.57	101.11
October 2014	120.36	105.67
September 2014	129.28	119.14
Two most recent full financial years and subsequent periods, by quarter:
Fiscal Year Ending December 31, 2014
October 1, 2014 - December 31, 2014	122.57	78.64
July 1, 2014 - September 30, 2014	129.28	97.13
April 1, 2014 - June 30, 2014	113.63	88.04
January 1, 2014 - March 31, 2014	136.46	103.64
Fiscal Year Ending December 31, 2013
October 1, 2013 - December 31, 2013	134.70	92.78
July 1, 2013 - September 30, 2013	110.26	84.30
April 1, 2013 - June 30, 2013	91.30	68.33
January 1, 2013 - March 31, 2013	89.69	62.50
Five most recent full financial years
2014	136.46	78.64
2013	134.70	62.50
2012	80.75	30.37
2011	55.43	18.00
2010	34.46	18.04
98

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

Election of Directors

Directors of our company, other than external directors, are elected each year at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. See Item 6.C– “Board Practices”—“Board of Directors” above. Our ordinary shares do not have cumulative voting rights for this purpose. As a result, holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholders’ meeting at which a quorum is present will have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Board Practices—External Directors” in Item 6.C above.

In addition, pursuant to the Companies Law and our amended articles, any shareholder holding at least one percent (1%) of our outstanding voting power may make nominations for directors only if a written notice of such shareholder’s intent to make such nomination (together with certain documentation required under the Companies Law) has been delivered to our registered Israeli office within seven days after we publish notice of our upcoming annual general meeting (or within 14 days after we publish a preliminary notification of an upcoming annual general meeting).

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

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders that will be entitled to participate and vote at general meetings are the shareholders of record on a date decided by our board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law and our amended articles require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to the amended articles;

•	appointment or termination of our auditors;

•	appointment of directors and appointment and dismissal of external directors;

•	approval of acts and transactions involving related parties, as defined by the Companies Law or pursuant to our amended articles;

•	director compensation;

•	increases or reductions of our authorized share capital;

•	a merger; and

•	the exercise of our board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

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

Quorum

The quorum required for a general meeting of our shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least twenty-five percent (25%) of the total outstanding voting rights. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place, or to a later time/date if so specified in the summons or notice of the meeting. At the reconvened meeting, if the original meeting was convened upon requisition under the Companies Law, the required quorum consists of one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, and, in any other reconvened meeting, the quorum that is required is any two shareholders present in person or by proxy (regardless of how many shares they hold).

Adoption of Resolutions

Our amended articles provide that all resolutions of our shareholders require the approval of a majority of the voting power present and voting at a general meeting, unless otherwise required by the Companies Law or by the amended articles. Under the Companies Law and the amended articles, shareholders are not permitted to take action via written consent in lieu of a meeting. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) require, in addition to approval by the compensation committee (in the case of terms of employment) or audit committee (in the case of some other engagement) and the board of directors, approval by a special majority of the shareholders that fulfills one of the following requirements:

•	a disinterested majority; or

•	the votes of shareholders who have no personal interest in the transaction and who are present and voting, in person, by proxy or by voting deed at the meeting, and who vote against the transaction may not represent more than two percent (2%) of the voting rights of the company.

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

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a voting deed in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

•	appointment or removal of directors;

•	approval of transactions with office holders or interested or related parties;

•	approval of a merger or any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by voting deed;

•	approval of an arrangement or reorganization of the company pursuant to Section 350 of the Israeli Companies Law; and

•	other matters which may be prescribed by Israel’s Minister of Justice.

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

Israeli resident individuals

Capital Gain

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2014).

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

Israeli resident corporations

Capital Gain

Under Israeli current tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described in “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure” in Item 4.B above, as of 2014, the corporate tax rate is 26.5%.

Dividend Income

Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Beneficiary Enterprise are taxable at the rate of 15%, if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after that period.

Non-Israeli Residents

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (26.5% as of 2014), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2014).

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

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

U.S. Federal Income Tax Considerations

Subject to the limitations described in the following paragraphs, the discussion below describes the material U.S. federal income tax consequences to a beneficial owner of our ordinary shares, referred to in this discussion as a U.S. holder, that is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

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

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, to which we refer as the Code, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations;

•	are financial institutions or financial services entities;

•	are partnerships or other entities treated as partnerships for U.S. federal income tax purposes or partners thereof or members therein;

•	hold ordinary shares as part of a straddle, hedge, conversion or other integrated transaction with other investments;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

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

Taxation of Dividends Paid on Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes..” Effective January 1, 2013, the American Taxpayer Relief Act raised the maximum long-term capital gains rate of 15% to 20% for individuals with annual taxable income over $400,000 depending on individual filing status. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “New Tax on Investment Income” in this Item below.

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

A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on our ordinary shares:

•	if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date that is 15 days before the ex-dividend date; or

•	to the extent that the U.S. holder is under an obligation to make related payments on substantially similar or related property.

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

If we were a PFIC, and a U.S. holder did not make, as described below, a timely election either to treat us as a qualified electing fund or, if the election is available, to mark our shares to market, any excess distributions we pay to a U.S. holder would be taxed in a special way. Excess distributions are amounts paid on shares in a PFIC in any taxable year that exceed 125% of the average distributions paid on those shares in the shorter of:

•	the three previous years; and
109

•	the U.S. holder’s holding period for ordinary shares before the present taxable year.

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

Although we do not believe that we were a PFIC in 2014, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2015 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Backup Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•	the income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country that has an income treaty with the United States, the income is attributable to a U.S. permanent establishment, or, in the case of an individual, a fixed place of business in the United States;

•	the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

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

The majority of our balance sheet exposure relates to Euro-denominated assets and liabilities. Our net Euro balance sheet exposure as of December 31, 2014 was approximately €88.2 million.

Our total revenues amounted to $750.1 million in 2014, of which approximately 15.0% were denominated in Euros. During 2014, our Euro-denominated revenues exceeded our Euro-denominated expenses. Conversely, our expenses denominated in shekels are higher than our expected shekel-denominated revenues. For those currencies which do not have a sufficient natural hedge within our operations (such as offsetting revenues and expenses recorded in a given currency, or some other hedge), we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results. In 2014, we entered into hedging transactions to reduce the potential exposure resulting from the strengthening of the U.S. dollar against the Euro and strengthening of the shekel against the U.S. dollar. Our foreign exchange forward contracts in effect as of December 31, 2014 were for the conversion of $45.0 million into €33.9 million, and the conversion of $56.9 million into NIS 204.7 million.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

(i) An increase of 10% in the value of the Euro relative to the U.S. dollar in 2014 would have resulted in an increase in the U.S. dollar reporting value of our consolidated operating income of $7.9 million for that year, mainly due to the increase in dollar value of products and services revenues earned in Euros, while a decrease of 10% in the value of the Euro relative to the U.S. dollar in 2014 would have resulted in a decrease in the U.S. dollar reporting value of our consolidated operating income of $7.9 million for 2014, reflecting the decreased dollar value of products and services revenues earned in Euros.

(ii) An increase of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2014 would have resulted in a net decrease in the dollar-reported value of our consolidated operating income of $13.9 million, due to the adverse impact to our operating margins that we would have experienced as a result of such an increase in dollar-reported value of shekel-recorded expenses. On the other hand, a 10% decrease in value of the shekel relative to the dollar in the year ended December 31, 2014 would have caused a net increase in the dollar-reported value of our consolidated operating income of $13.9 million for 2014, due to the favorable effect on our operating margins that would result from such devaluation of the shekel.

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

Interest Rate Risk

Our cash and cash equivalents are held primarily in bank deposits with maturities of less than 90 days, and our short-term bank deposits have maturities of more than 90 days. Both are subject to limited interest rate risk, with an average interest rate of 0.31%. During 2014 we borrowed $50 million under the credit facility. An immediate 10% change in interest rates would not have a material effect on our financial condition or results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2014, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2014.

(b) Management’s Annual Report on Internal Control Over Financial Reporting;

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. The internal control over financial reporting of Solid Concepts was not included in that assessment due to the fact that our acquisition of that company was completed in the middle of 2014. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2014, our internal control over financial reporting is effective based on those criteria.

Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, to which we refer as PwC, which audited the financial statements included in this annual report containing the disclosure required by this Item 15 has issued an attestation report regarding the effectiveness of our internal control over financial reporting.

(c) Attestation Report of Registered Public Accounting Firm.

PwC’s attestation report regarding the effectivenss of our internal control over financial reporting is included in “Item 18—Financial Statements” on page F-3 of this annual report, which attestation report is incorporated by reference in this Item 15(c).

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

During the year ended December 31, 2012, we completed the Stratasys-Objet merger. As part of our ongoing activities after the merger in the year ended December 31, 2014, we continued to integrate our financial reporting functions and our controls and procedures between our legacy Stratasys, Inc. and Objet businesses. We also augmented our company-wide controls to reflect the risks inherent in a business combination of the magnitude and complexity of the merger.

Other than as described in the foregoing paragraph, there were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth, for the years ended December 31, 2014 and 2013, the fees billed to us and our subsidiaries by our principal accountant. (1)

	Year ended December 31,
	2014	2013
Audit fees (2)	$954,580	$625,236
Audit-related fees (3)	304,600	328,567
Tax fees (4)	465,322	381,785
All other fees (5)	178,143	274,577
Total	$1,902,645	$1,610,165

(1)	Comprised by fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, or Kesselman & Kesselman (which served as our principal accountant with respect to the years ended December 31, 2014 and 2013).

(2)	Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(3)	Audit-related fees are fees for assurance and related services rendered by our principal accountant that are reasonably related to the performance of its audit of our financial statements and that are not reported under “Audit-fees” above.

(4)	Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

(5)	All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

Pre-approval Policies and Procedures

Our audit committee approves, in advance, all audit, audit-related services, tax services and other services provided by our principal accountants. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. None of the services provided by our principal accountants in 2014 or 2013 was approved under the de minimus exception provision described in paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

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

•	Quorum for Shareholder Meetings: As permitted under the Companies Law, under a recent amendment adopted to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, two shareholders, regardless of the voting power associated with their shares), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules.

•	Executive Sessions of Independent Directors: Under the Companies Law, our independent directors (as defined under the NASDAQ Listing Rules) do not need to meet regularly in sessions at which only they are present, as is required of U.S. domestic issuers under NASDAQ Listing Rule 5605(b)(2).

•	Independent Director Oversight of Executive Officer Compensation: As described under Item 6.C (“Board Practices”— “Board of Directors”— “Board Committees”— “Compensation Policy and Committee”), under the Companies Law, the compensation of our executives and other office holders is subject to a compensation policy and to the recommendations of a compensation committee of our board of directors that we have adopted and appointed, respectively. The required composition of that committee and the procedure for approval of compensation under that Companies Law amendment differ slightly from those under NASDAQ Listing Rule 5605(d), which requires that the compensation of executive officers be recommended or determined solely by independent directors or by a compensation committee of the board consisting solely of independent directors (as defined under the NASDAQ Listing Rules). While there is significant practical overlap as to who qualifies to serve on the compensation committee under the Companies Law and the NASDAQ Listing Rules, the requirements are not identical, and we comply with the Companies Law requirement.

•	Independent Director Oversight of Nominations: Under Israeli law, there is no requirement to have an independent nominating committee or the independent directors of a company select (or recommend for selection) director nominees, as is required under NASDAQ Listing Rule 5605(e) for a U.S. domestic issuer. Our board of directors (based on the recommendation of the executive committee thereof) handles this process, as is permitted by our amended articles and the Companies Law. We also need not adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as NASDAQ requires for a U.S. issuer.

•	Shareholder Approval: Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from, or in addition to, the requirements for seeking shareholder approval under NASDAQ Listing Rule 5635. See “Item 6. Directors, Senior Management and Employees—C. Board Practices — Fiduciary Duties of Office Holders” in this annual report for a description of the some of the transactions requiring shareholder approval under the Companies Law.

•	Distribution of Annual and Interim Reports: As opposed to NASDAQ Listing Rule 5250(d), which requires listed issuers to make annual and quarterly reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we will make our annual report containing audited financial statements available to our shareholders at our offices (in addition to a public website). We reserve the right to limit our mailing of such report to shareholders to an upon-request basis.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

Index to Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F-3 to F-4
Consolidated Balance Sheets at December 31, 2014 and 2013	F-5
Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended December 31, 2014, 2013 and 2012	F-6
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2014, 2013 and 2012	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2014, 2013 and 2012	F-8 to F-9
Notes to the Consolidated Financial Statements	F-10 to F-49
Index to Financial Statement Schedule
Schedule II-Valuation and Qualifying Accounts and Reserves	S-1
117

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

F-1

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders of Stratasys Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows present fairly, in all material respects, the financial position of Stratasys Ltd. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management and Board of Directors are responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Report of Stratasys Management on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements, on the financial statements schedule and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2014 and 2013). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

F-3

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 3, 2015

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

December 31,	2014	2013
U.S. dollars in thousands, except share data
ASSETS

Current assets
Cash and cash equivalents	$442,141	$414,088
Short-term bank deposits	595	200,370
Accounts receivable, net	150,806	99,200
Inventories	123,385	88,406
Net investment in sales-type leases	8,170	6,696
Prepaid expenses	7,931	5,470
Deferred income taxes	25,697	16,501
Other current assets	37,903	21,398
Total current assets	796,628	852,129

Non-current assets

Goodwill	1,323,502	1,195,891
Other intangible assets, net	597,903	622,330
Property, plant and equipment, net	157,036	91,005
Net investment in sales-type leases - long-term	14,822	11,219
Other non-current assets	9,216	9,647

Total non-current assets	2,102,479	1,930,092

Total assets	$2,899,107	$2,782,221

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$37,359	$35,375
Short-term debt	50,000	—
Accrued expenses and other current liabilities	47,760	29,868
Accrued compensation and related benefits	42,332	21,441
Obligations in connection with acquisitions	28,092	12,027
Deferred revenues	45,023	36,033

Total current liabilities	250,566	134,744

Non-current liabilities
Obligations in connection with acquisitions - long-term	26,461	16,998
Deferred tax liabilities	55,835	105,901
Deferred revenues - long-term	5,946	3,315
Other non-current liabilities	25,091	21,476

Total non-current liabilities	113,333	147,690

Total liabilities	$363,899	$282,434

Commitments and contingencies, see notes 9

Redeemable non-controlling interests	3,969	—

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 50,923 thousands shares and 49,211 thousands shares issued and outstanding at December 31, 2014 and 2013, respectively	139	133
Additional paid-in capital	2,568,149	2,412,197
Retained earnings (accumulated deficit)	(33,871)	85,549
Accumulated other comprehensive income (loss)	(3,647)	1,908

Equity attributable to Stratasys Ltd.	2,530,770	2,499,787

Non-controlling interests	469	—

Total equity	2,531,239	2,499,787

Total liabilities and equity	$2,899,107	$2,782,221

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Income (Loss)

Years Ended December 31,	2014	2013	2012
U.S. dollars in thousands, except share and per share data
Net sales
Products	$612,138	$414,853	$179,762
Services	137,991	69,550	35,482
	750,129	484,403	215,244
Cost of sales
Products	302,838	213,427	86,742
Services	84,897	44,803	18,591
	387,735	258,230	105,333

Gross profit	362,394	226,173	109,911

Operating expenses
Research and development, net	82,270	52,310	19,659
Selling, general and administrative	351,993	202,040	73,130
Goodwill impairment	102,470	—	—
Change in fair value of obligations in connection with acquisitions	(26,150)	754	—
	510,583	255,104	92,789

Operating income (loss)	(148,189)	(28,931)	17,122

Financial income (expense), net	(6,529)	(450)	1,388

Income (loss) before income taxes	(154,718)	(29,381)	18,510

Income taxes	(35,248)	(2,474)	9,687

Net income (loss)	(119,470)	(26,907)	8,823

Net income (loss) attributable to non-controlling interests	(50)	47	332

Net income (loss) attributable to Stratasys Ltd.	$(119,420)	$(26,954)	$8,491

Net income (loss) per ordinary share attributable to Stratasys Ltd.
Basic	$(2.39)	$(0.64)	$0.37
Diluted	$(2.39)	$(0.68)	$0.36

Weighted average ordinary shares outstanding (in thousands)
Basic	50,019	42,079	22,812
Diluted	50,019	42,099	23,776

Comprehensive Income
Net income (loss)	$(119,470)	$(26,907)	$8,823
Other comprehensive income (loss), net of tax:
Unrealized loss on securities	—	—	(167)
Losses on securities reclassified into earnings	167	—	—
Foreign currency translation adjustment	(4,326)	2,036	(71)
Unrealized gains (losses) on derivatives designated as cash flow hedge	(1,396)	153	—
Other comprehensive income (loss), net of tax	(5,555)	2,189	(238)
Comprehensive income (loss)	(125,025)	(24,718)	8,585
Less: comprehensive income (loss) attributable to non-controlling interests	(50)	90	233
Comprehensive income (loss) attributable to Stratasys Ltd.	$(124,975)	$(24,808)	$8,352

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Years Ended December 31, 2014, 2013 and 2012

U.S. dollars in thousands, except number of shares data

				Retained	Accumulated
	Ordinary Shares		Additional	Earnings	Other	Equity
	Number of shares (in thousands)	Par Value	Paid-In Capital	(accumulated deficit)	Comprehensive Income (Loss)	attributable to Stratasys Ltd.	Non-controlling Interests	Total Equity

Balances, January 1, 2012	21,246	$55	$79,343	$104,012	$(99)	$183,311	$—	$183,311

Exercise of stock options and warrant	1,681	4	15,293			15,297		15,297

Tax benefit from stock plan and warrant			15,192			15,192		15,192

Stock-based compensation			8,874			8,874		8,874

Issuance of shares for acquisitions	15,445	42	1,340,592			1,340,634	263	1,340,897

Comprehensive income (loss)				8,491	(139)	8,352	233	8,585

Balances, December 31, 2012	38,372	$101	$1,459,294	$112,503	$(238)	$1,571,660	$496	$1,572,156

Exercise of stock options	1,742	4	12,447			12,451		12,451

Tax benefit from stock plan and warrant			643			643		643

Stock-based compensation			24,262			24,262		24,262

Issuance of shares, net	5,175	15	463,893			463,908		463,908

Issuance of shares and options for acquisitions	3,922	13	453,204			453,217		453,217

Acquisition of non-controlling interest			(1,546)			(1,546)	(586)	(2,132)

Comprehensive income (loss)				(26,954)	2,146	(24,808)	90	(24,718)

Balances, December 31, 2013	49,211	$133	$2,412,197	$85,549	$1,908	$2,499,787	$—	$2,499,787

Exercise of stock options	558	2	7,904			7,906		7,906

Stock-based compensation			30,207			30,207		30,207

Issuance of shares and options for acquisitions	1,154	4	117,841			117,845		117,845

Non-controlling interests arising from acquisitions						—	519	519

Comprehensive loss				(119,420)	(5,555)	(124,975)	(50)	(125,025)

Balances, December 31, 2014	50,923	$139	$2,568,149	$(33,871)	$(3,647)	$2,530,770	$469	$2,531,239

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

Years ended December 31,	2014	2013	2012
U.S. dollars in thousands
Cash flows from operating activities
Net income (loss)	$(119,470)	$(26,907)	$8,823
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	109,429	92,436	19,497
Goodwill impairment	102,470	—	—
Stock-based compensation	30,207	24,262	8,874
Other impairment charges	14,636	—	—
Currency translation loss (gain)	10,327	(1,470)	—
Deferred income taxes	(53,887)	(19,449)	(3,450)
Change in fair value of obligations in connection with acquisitions	(26,150)	754	—
Excess tax benefit from stock options and warrant	—	(2,817)	(15,192)
Other non-cash items	275	(53)	(461)

Change in cash attributable to changes in operating assets and liabilities, net of the impact of acquisitions:
Accounts receivable, net	(46,717)	(32,763)	(19,635)
Inventories	(39,370)	(27,102)	(7,724)
Net investment in sales-type leases	(5,078)	(4,909)	(4,216)
Other current assets and prepaid expenses	(10,537)	1,222	(7,333)
Other non-current assets	1,558	(1,625)	112
Accounts payable	(4,305)	(8,519)	28,147
Other current liabilities	31,047	14,000	(6,807)
Deferred revenues	12,662	11,601	222
Other non-current liabilities	6,719	13,368	637
Net cash provided by operating activities	13,816	32,029	1,494

Cash flows from investing activities
Change in short-term bank deposits, net	189,793	(180,307)	9,999
Cash paid for acquisitions, net of cash acquired	(151,057)	(8,758)	—
Purchase of property and equipment	(60,497)	(33,276)	(12,057)
Purchase of investments	(3,767)	—	(8,407)
Acquisition of intangible assets	(3,087)	(4,663)	(3,018)
Proceeds from maturities and sales of marketable securities	1,634	—	53,367
Other investing activities	(458)	253	110
Cash acquired through merger with Objet Ltd.	—	—	41,524
Net cash provided by (used in) investing activities	(27,439)	(226,751)	81,518

Cash flows from financing activities
Proceeds from short-term debt	50,000	—	—
Payment of obligations in connection with acquisitions	(10,795)	—	—
Proceeds from follow-on offering, net of issuance costs	—	462,872	—
Proceeds from exercise of stock options and warrant	7,906	12,451	15,297
Excess tax benefit from stock options and warrant	—	2,817	15,192
Acquisition of non-controlling interest	(2,170)	—	—
Other financing activities	—	(3,225)	—
Net cash provided by financing activities	44,941	474,915	30,489

Effect of exchange rate changes on cash and cash equivalents	(3,265)	69	233

Net change in cash and cash equivalents	28,053	280,262	113,734
Cash and cash equivalents, beginning of year	414,088	133,826	20,092

Cash and cash equivalents, end of year	$442,141	$414,088	$133,826

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31,	2014	2013	2012
U.S. dollars in thousands
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$6,241	$3,300	$8,169
Transfer of inventory to fixed assets	10,933	6,279	2,787
Transfer of fixed assets to inventory	3,819	316	96

Fair value of assets acquired, including $6,502, $3,405 and $41,524 of cash acquired for the years ended December 31, 2014, 2013 and 2012, respectively	$360,595	$573,604	$1,456,924

Less liabilities assumed	(22,416)	(79,954)	(116,027)
Net acquired assets	338,179	493,650	1,340,897

Cash paid for merger and acquisitions	$157,559	$12,163	$—
Shares and other consideration	180,620	481,487	1,340,897
Total consideration paid for merger and acquisitions	338,179	493,650	1,340,897

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies

a.	Nature of Operations

Stratasys Ltd. and subsidiaries (collectively the “Company”) is a leading global provider of additive manufacturing (“AM”) solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. The Company’s systems include desktop 3D printers for idea and design development, various systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”). The Company develops, manufactures and sells materials for use with its systems and provides related service offerings to its customers. The Company also provides a variety of custom manufacturing solutions through its direct manufacturing printed parts services.

The Company is the result of the 2012 merger of two AM companies, Stratasys, Inc. and Objet Ltd. (“Objet”). On December 1, 2012 (the “merger date”), the two companies completed an all-stock merger (the “Stratasys-Objet merger” or “the merger”), pursuant to which Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet, and Objet changed its name to Stratasys Ltd.

Upon closing of the merger, the former Stratasys, Inc. stockholders owned approximately 55 percent and the Objet shareholders retained approximately 45 percent of the combined company, on a fully diluted basis. Accordingly, while Objet was the legal acquirer, Stratasys, Inc. was treated as the acquiring company in the merger for accounting purposes, and the merger was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the financial statements of the Company prior to the merger date are the historical financial statements of Stratasys, Inc., whereas the financial statements of the Company after the merger date reflect the results of the operations of Stratasys, Inc. and Objet on a combined basis. See additional disclosure provided in note 2, including pro forma financial information for the Company on a combined basis.

The Company has one operating segment, which generates revenues via the sale of its 3D printing systems and related consumables and by providing additive manufacturing solutions. The Company operates mainly through offices in Israel, the United States, Germany, Hong Kong and Japan. Entity-wide disclosures on net sales and property, plant and equipment are presented in note 12.

b.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Stratasys Ltd., its majority-owned subsidiaries and Variable Interest Entity (“VIE”) in which the Company is considered the primary beneficiary. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

Functional Currency and Foreign Currency Transactions

A major part of the Company’s operations are carried out by the Company and its subsidiaries in the United States and Israel. The functional currency of these entities is the U.S. dollar (“dollar” or “$”). The functional currency of other subsidiaries is generally their local currency. The financial statements of those subsidiaries are included in consolidation, based on translation into U.S. dollars. Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at actual exchange rates during the year. Differences resulting from translation are presented in equity under accumulated other comprehensive income (loss). Gains and losses on foreign currency transactions and exchange gains and losses denominated in non-functional currencies are reflected in financial income (expense), net in the consolidated statements of operations and comprehensive income (loss) when they arise.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates using assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to revenue recognition, inventories, fair value of stock-based compensation, obligations in connection with acquisitions, intangible assets and goodwill, uncertain tax positions, valuation allowances and contingent liabilities.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy categorizes into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 2 inputs include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Cash and Cash Equivalents

All highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, with maturities of ninety days or less when acquired, are considered to be cash equivalents.

Short-term Bank Deposits

Short-term bank deposits are deposits with maturities of more than ninety days and up to one year. Short-term bank deposits are presented at their cost, including accrued interest.

Accounts Receivable and Net investment in Sales-Type Leases

Accounts receivable and net investment in sales-type leases are presented in the Company’s consolidated balance sheets net of allowance for doubtful accounts. The Company estimates the collectability of its accounts receivable balances and adjusts its allowance for doubtful accounts accordingly. The Company carries its investment in sales-type leases based on discounting the minimum lease payments by the interest rate implicit in the lease and less an allowance for doubtful accounts (see also note 5).

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On a periodic basis, the Company evaluates its accounts receivable and its investment in sales-type leases and establishes an allowance for doubtful accounts based on past write-offs and collections, current credit conditions and the age of the balances. The Company evaluates a number of factors to assess collectability, including an evaluation of the creditworthiness of the specific customer, past due amounts, payment history, and current economic conditions.

Allowance for doubtful accounts due to the Company’s accounts receivable amounted to $1,025 thousands and $1,804 thousands as of December 31, 2014 and 2013, respectively. Allowance for doubtful accounts due to the Company’s investment in sales-type leases amounted to $452 thousands and $183 thousands as of December 31, 2014 and 2013, respectively. Accounts are written-off against the allowance when management deems the accounts are no longer collectible. Changes in the allowance for doubtful accounts are recognized in selling, general and administrative expenses.

Derivative Instruments and Hedge Accounting

The Company is exposed to global market risks and is exposed to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign exchange rates. As part of the Company’s risk management strategy, it uses foreign currency exchange forward contracts to hedge against certain foreign currency exposures. The Company recognizes these derivative instruments as either assets or liabilities in the consolidated balance sheets at their fair value on a trade date basis. Derivatives in a gain position are reported in other current assets in the consolidated balance sheets and derivatives in a loss position are recorded in accrued expenses and other current liabilities in the consolidated balance sheets, on a gross basis.

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

For each derivative instrument that hedges the exposure to variability in expected future cash flows and that is designated and effective as a cash flow hedge, the unrealized gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (“AOCI”) in shareholders’ equity and reclassified into earnings in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized in financial income (expense), net. The cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of cash flows from the underlying hedged items that these derivatives are hedging.

If a derivative financial instrument does not qualify for hedge accounting, the Company records the changes in fair value of derivative instruments in financial income (expense), net in the consolidated statements of operations and comprehensive income (loss). The cash flows associated with these derivatives are reflected as cash flows from operating activities in the consolidated statements of cash flows. The Company does not enter into derivative transactions for trading purposes. Refer to Note 11 for further information regarding the Company’s derivative and hedging activities.

Inventories

Inventories are stated at the lower of cost or market value which is based on net realizable value. Cost is determined mainly using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory costs consist of materials, direct labor and overhead. The Company periodically assesses inventory for obsolescence and excess balances and reduces the carrying value by an amount equal to the difference between its cost and the estimated market value based on assumptions of future demand and historical sales patterns. The Company provided inventory write-downs for obsolescence and excess inventories in the amounts of $5,370 thousands and $3,515 thousands as of December 31, 2014 and 2013, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories acquired in a business combination are recorded at their estimated fair value less costs of disposal and profit for sales efforts and recognized to cost of sales as that inventory is sold.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the lease term (including any renewal periods, if appropriate) or the estimated useful life of the asset. Maintenance and repairs are expensed as incurred, while betterments and improvements are capitalized.

Estimated useful lives are principally as follows:

Useful Life in Years
Machinery and equipment	5
Buildings and improvements	25
Computer equipment and software	3
Office equipment, furniture and fixtures	5

The Company reviews the carrying amounts of property, plant and equipment for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the Company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. The Company then compares the carrying amounts of the assets or asset groups with the related estimated undiscounted future cash flows. In the event impairment exists, an impairment charge is recorded at the amount by which the carrying amount of the asset or asset group exceeds the fair value. In addition, the remaining depreciation period for the impaired asset would be reassessed and, if necessary, revised.

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The primary items that generate goodwill include the value of the synergies between the acquired companies and the Company and the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset.

The Company applies the Financial Accounting Standards Board (“FASB”) guidance when testing goodwill for impairment, which permits the Company to make a qualitative assessment, per a reporting unit, of whether goodwill is impaired, or opt to bypass the qualitative assessment and proceed directly to performing the first step of the two-step impairment test. If the Company performs a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the two-step impairment test is unnecessary. However, if the Company concludes otherwise, it is then required to perform the first step of the two-step impairment test.

The first step involves comparing the fair value of a reporting unit to its carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The evaluation of goodwill impairment requires the Company to make assumptions about future cash flows of the reporting unit being evaluated that include, among others, growth in revenues, margins realized, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

On October 1, 2014, the Company performed its annual test for goodwill impairment, based on the reporting units to which the goodwill is allocated. Except for the MakerBot reporting unit, the Company performed a qualitative test for goodwill, and concluded that it is more likely than not that the fair value of each reporting unit exceeds its carrying amount. For the MakerBot reporting unit, the Company performed a quantitative test by comparing the fair value of the reporting unit to its carrying amount. Based on this analysis, the fair value of the MakerBot reporting unit exceeded its carrying amount by 5%. The carrying amount of goodwill that was assigned to this reporting unit was approximately $376 million.

During December 2014, the Company determined that certain indicators of potential impairment existed to require an additional interim goodwill impairment analysis for its MakerBot reporting unit. These indicators included a slower growth of MakerBot product and service revenues in the fourth quarter, challenges associated with the introduction and scaling of its new product platform, changes in timing of implementation of certain initiatives and changes in MakerBot’s distribution model.

The Company updated its cash flow projections and related assumptions based on the indicators mentioned above and performed the two-step goodwill impairment test. The updated MakerBot reporting unit’s impairment analysis performed as part of step two of the goodwill impairment test determined that the carrying amount of goodwill assigned to the MakerBot reporting unit exceeds its fair value. As a result, the Company recorded non-tax deductible impairment charge of $102.5 million, in order to reduce the carrying amount of goodwill to its estimated fair value.

When evaluating the fair value of MakerBot reporting unit the Company used a discounted cash flow model. Key assumptions used to determine the estimated fair value include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.5% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.5% based on management’s best estimate of the after-tax weighted average cost of capital.

The majority of the inputs used in the discounted cash flow model are unobservable and thus are considered to be Level 3 inputs.

A decrease in the growth rate of 1% or an increase of 1% to the discount rate will reduce the fair value of MakerBot reporting unit by approximately an additional $28.9 million and $45.2 million, respectively.

The Company will continue to monitor its reporting units to determine whether events and circumstances warrant further interim impairment testing.

No goodwill was determined to be impaired during 2013 and 2012.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Intangible Assets

Intangible assets and their useful lives are as follows:

Weighted Average
Useful Life
Developed technology	9
Patents	8
Trademarks and trade names	10
Customer relationships	9
Non-compete agreements	4
Capitalized software development costs	5
In-process research and development	Indefinite

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

For definite life intangibles, the Company reviews the carrying amounts for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Examples of such a change in circumstances include a significant decrease in selling price, a significant adverse change in the extent or manner in which an asset is being used, or a significant adverse change in the legal or business climate. In evaluating recoverability, the Company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. The Company then compares the carrying amounts of the assets or asset groups with the related estimated undiscounted future cash flows. In the event impairment exists, an impairment charge is recorded as the amount by which the carrying amount of the asset or asset group exceeds the fair value. Fair value is determined by reference to estimated selling values of assets in similar condition or by using a discounted cash flow model. In addition, the remaining amortization period for the impaired asset would be reassessed and, if necessary, revised. During the third quarter of 2014 the Company recorded impairment charges of $11.6 million related to its developed technology intangible assets which were classified as costs of sales. Refer to Note 7 for further information.

Indefinite-life intangibles are not amortized but rather tested for impairment annually, or whenever events or circumstances present an indication of impairment. The Company applies the FASB guidance, which permits the Company to make a qualitative assessment of whether the indefinite-lived intangible asset is impaired, or opt to bypass the qualitative assessment and proceed directly to determine the indefinite-lived intangible asset’s fair value. If the Company determines, based on the qualitative tests, that it is not more likely than not that the indefinite-lived intangible asset is impaired, no further action is required. Otherwise, the Company is required to perform the quantitative impairment test by comparing the fair value of the indefinite-life intangible asset to the indefinite-lived intangible asset carrying amount. In the event impairment exists, an impairment charge is recorded as the amount by which the carrying amount of the asset or asset group exceeds the fair value.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the third quarter of 2014 the Company performed the qualitative test for its indefinite-lived intangible assets and concluded that it was required to perform a quantitative impairment test to one of its IPR&D projects. The decrease in fair value of the IPR&D project resulted in impairment charges of $3.0 million which were classified as research and development expenses. For the other IPR&D projects, the Company concluded that it was not required to perform quantitative impairment tests. Important qualitative factors included, among others, the current status of the IPR&D projects, the budget and future expected costs of the IPR&D projects the market size for similar developed products, and the technological risk of completion for the IPR&D projects, which represent those intangible assets, as well as other industry and market considerations. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Contingent Liabilities

Certain conditions, such as legal proceedings, may exist as of the date the financial statements are issued that may result in a loss to the Company, but that will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Such assessment inherently involves an exercise of judgment. Legal fees are expensed as incurred.

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

Revenue Recognition

The Company derives revenue from sales of AM systems, consumables, and services. The Company’s AM systems includes software and hardware that function together to provide the essential functionality of the tangible system. The Company recognizes revenue when (1) persuasive evidence of a final agreement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable, and (4) collectability is reasonably assured.

Revenues from sales to resellers are generally recognized upon shipment and when title and risk of loss have been transferred to the resellers. When products and services are sold to a reseller, the reseller is responsible for the installation of the system with the end user client. The Company accounts for such sales on a net basis since it is not the primary obligor in the arrangement with the end user client. Products and services sold directly by the Company to end customers are recognized based on the gross amount as the Company is the primary obligor in the arrangement, retains inventory risk for physical products, establishes the price for its products, and assumes the credit risk for amounts billed to its customers.

Revenue from sales-type leases may include systems, other products and maintenance contracts. The Company recognizes revenue from sales-type leases based on the net present value of future lease payments. Product revenue from sales-type leases is generally recognized at the time of shipment. The portion of lease agreements related to maintenance contracts is deferred and recognized ratably over the coverage period. Revenue from operating leases is recognized ratably over the lease period.

For multiple-element arrangements the Company allocates revenue to all deliverables based on their relative selling prices and recognizes revenue when each element’s revenue recognition criteria are met. In such circumstances, the Company uses the following hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

selling price (“TPE”), and (iii) best estimate of selling price (“BESP”). VSOE exists only when the Company sells the deliverable separately and is established based on the price charged in such stand-alone transactions. BESP reflects the Company’s best estimates of the price at which the Company would have sold the product regularly on a stand-alone basis.

Most service revenue is derived from the Company’s direct manufacturing printed parts services and sales of maintenance contracts. The Company’s direct manufacturing service revenue is recognized upon shipment or delivery of the parts, based on the terms of the sales arrangement.

The Company provides customers with maintenance under a warranty agreement and defers a portion of the revenue from the related printer at the time of the sale based on the relative selling price of those services. After the initial warranty period, the Company offers customers optional maintenance contracts ranging generally from one to three years. Deferred maintenance revenue is recognized ratably, on a straight-line basis, over the period of the service. Unearned revenues are derived mainly from these prepaid maintenance agreements. The Company classifies the portion of unearned revenue not expected to be earned in the subsequent 12 months as long-term.

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

Sales and Value Added Taxes

Taxes collected from customers and remitted to governmental authorities are recorded on a net basis (excluded from revenues) in the Company’s consolidated statements of operations and comprehensive income (loss).

Advertising

Advertising costs are expensed as incurred and were approximately $23.5 million, $13.5 million and $4.8 million, for the years ended 2014, 2013 and 2012, respectively.

Research and Development Costs

Expenditures for research, development and engineering of products and manufacturing processes are expensed as incurred, in accordance with ASC 730, Research and Development. For collaborative agreements that entitle the Company to receive reimbursement payments of costs actually incurred under joint development projects, payments received are recorded as offsets to research and development expenditures.

The Company has agreements with three manufacturing companies to jointly advance certain of its proprietary technology with each of those two companies. The agreements entitle the Company to receive reimbursement payments of costs actually incurred under joint development projects. During the years ended December 31, 2014, 2013 and 2012, approximately $4.6 million, $3.6 million and $3.2 million, respectively, of research and development expenses were offset by payments that were received from those companies.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

Deferred taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the carrying amount and tax bases of assets and liabilities under the applicable tax laws, and on effective tax rates in effect when the deferred taxes are expected to be settled or realized. Valuation allowance is provided if, based upon the weight of available evidence, it is “more likely than not” that a portion of the deferred tax assets will not be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

Deferred tax has not been provided on the following items:

1)	Taxes that would apply in the event of disposal of investments in foreign subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

2)	Dividends distributable from the income of foreign companies as the Company does not expect these companies to distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes at a rate of up to 25% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

3)	Amounts of tax-exempt income generated from the Company’s current Approved Enterprises (see note 8b) as the Company intends to permanently reinvest these profits and does not intend to distribute dividends from such income. If these dividends were to be paid, the Company would have to pay additional taxes at a rate up to 10% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

As a result of the Stratasys-Objet merger, foreign operations for 2014 and 2013 consist of non-Israel jurisdictions. For 2012, foreign operations consist of non-U.S. jurisdictions.

Uncertain Tax Positions

In accordance with ASC 740, Accounting for Income Taxes, the Company takes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining whether the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is performed only if the tax position meets the more-likely-than-not recognition threshold and is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company reevaluates these tax positions quarterly and makes adjustments as required. The liabilities relating to uncertain tax positions are classified as current in the consolidated balance sheets to the extent the company anticipates making payments within one year. The Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes. The Company presents unrecognized tax benefits as a reduction to deferred tax asset where a net operating loss, a similar tax loss, or a tax credit carryforward exists, when settlement in this manner is available under the applicable tax law.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The Company measures and recognizes compensation expense for its equity classified stock-based awards, including stock-based option awards and restricted stock units (“RSUs”) under the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) based on estimated fair values on the grant date. The Company calculates the fair value of stock-based option awards on the date of grant using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. The computation of expected volatility is based on historical volatility of the Company’s shares. The expected option term is calculated using the simplified method in accordance with ASC 718, Compensation – Stock Compensation, as adequate historical experience is not available to provide a reasonable estimate. The interest rate for periods within the expected term of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company’s expected dividend rate is zero since the Company does not currently pay cash dividends on its shares and does not anticipate doing so in the foreseeable future. Each of the above factors requires the Company to use judgment and make estimates in determining the percentages and time periods used for the calculation. If the Company were to use different percentages or time periods, the fair value of stock-based option awards could be materially different. Stock-based compensation cost for RSUs is measured based on the closing fair market value of the Company’s common stock on the date of grant. The Company recognizes stock-based compensation cost for option awards and RSUs on a straight-line basis over the employee’s requisite service period, net of estimated forfeitures.

Liability classified stock-based awards which are deemed to have a substantive cash settlement feature are accounted for in accordance with ASC 718, Compensation – Stock Compensation. These awards are measured at each reporting date, based on their fair value until the awards are settled. Compensation costs for these awards are expensed over the requisite service period and adjusted for changes in fair value prorated for the portion of the requisite service period rendered.

Business Combinations

The Company allocates the fair value of consideration transferred in a business combination to the assets acquired, liabilities assumed, and non-controlling interests in the acquired business generally based on their fair values at the acquisition date. Acquisition-related expenses and restructuring costs are recognized separately from the business combination and are expensed as incurred. The excess of the fair value of the consideration transferred plus the fair value of any non-controlling interest in the acquiree over the fair value of the assets acquired, liabilities assumed in the acquired business is recorded as goodwill. The fair value of the consideration transferred may include a combination of cash, equity securities, earn out payments and deferred payments. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date. The Company includes the results of operations of the businesses that it has acquired in its consolidated results prospectively from the respective dates of acquisition.

The Company records obligations in connection with its business combinations at fair value on the acquisition date. Each reporting period thereafter, the Company revalues earn-out payments and deferred payments which are classified as liabilities and records the changes in their fair value in the consolidated statements of operations and comprehensive income. Changes in the fair value of the obligations in connection with its business combinations can result from adjustments to the discount rates, the Company’s shares price, sales and profitability targets. These fair value measurements represent Level 3 measurements, as they are based on significant inputs not observable in the market. Significant judgment is required in determining the assumptions utilized as of the acquisition date and for each subsequent measurement period. Accordingly, changes in the assumptions described above could have a material impact on the Company’s consolidated results of operations.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Redeemable Non-controlling Interests

Non-controlling interests with embedded redemption features, such as put options, whose settlement is not at the Company’s discretion, are considered redeemable non-controlling interests. Redeemable non-controlling interests are considered to be temporary equity and are therefore presented as a mezzanine section between liabilities and equity on the Company’s consolidated balance sheets. Redeemable non-controlling interests are measured at the greater of the initial carrying amount adjusted for the non-controlling interest’s share of comprehensive income or loss or its redemption value. Changes in the redemption value are recorded through retained earnings.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of short term bank deposits, cash and cash equivalents, trade receivables, investment in sales-type leases, foreign currency exchange forward contracts and investment securities. Most of the Company’s cash and cash equivalents are invested in U.S. dollar instruments with major banks in the U.S., Israel and Europe. Management believes that the credit risk with respect to the financial institutions that hold the Company’s cash, cash equivalents and deposits is low. Concentration of credit risk with respect to accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, the Company tries to reduce its credit exposures to its accounts receivable by credit limits, credit insurance, ongoing credit evaluation and account monitoring procedures.

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no net effect on previously reported results of operations.

Recently Issued Accounting Pronouncements

In November 2014, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standard Update (“ASU”), which clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. The ASU clarifies that an entity should consider all relevant terms and features on the basis of relevant facts and circumstances, including the embedded derivative feature being evaluated for bifurcation, in evaluating the nature of a host contract. This ASU is effective for annual reporting periods, including interim periods within those reporting periods, beginning after December 15, 2015. Earlier adoption is permitted. This ASU can be adopted either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued an ASU, issued as a new topic, Accounting Standards Codification (“ASC”) topic 606. The ASU supersedes the current revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of this amendment is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Earlier adoption is not permitted. This ASU can be adopted either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the impact of the adoption of this ASU on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Acquisitions

2014 Transactions

On July 14, 2014 (the “Solid Concepts transaction date”) the Company completed the acquisition of 100% of the outstanding shares of Solid Concepts Inc. (“Solid Concepts”), an independent additive manufacturing service bureau for a total consideration of approximately $185.4 million. This transaction, together with the Harvest transaction, which is described below, is expected to enable the Company to expand its existing digital manufacturing printed parts services creating a leading strategic platform to meet a broad range of customers’ additive manufacturing needs and provide opportunities to leverage manufacturing services capabilities.

In exchange for 100% of the outstanding shares of Solid Concepts the Company issued 978,601 ordinary shares, paid cash upon closing and was obligated to pay an additional holdback cash payment deferred for six months which was paid in January 2015. In addition, the Company is obligated to pay additional deferred payments in three separate annual installments after the Solid Concepts transaction date (“deferred payments”). Subject to certain requirements for cash payments, the Company retains the discretion to settle the deferred payments in its shares, cash or any combination of the two. The deferred payments are also subject to certain adjustments based on the Company’s share price.

The Solid Concepts transaction is reflected in accordance with ASC Topic 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer. The following table summarizes the fair value of the consideration transferred to Solid Concepts stockholders for the Solid Concepts transaction:

U.S. $ in thousands
Issuance of ordinary shares	$97,869
Cash paid upon closing	40,130
Holdback amount	3,839
Deferred payments	43,576
Total fair value of consideration transferred	$185,414

The fair value of the ordinary shares issued was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date.

The fair value of the deferred payments was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date, adjusted to reflect a discount for lack of marketability for the applicable periods. The discount for lack of marketability was calculated based on the historical volatility of the Company’s share price and thus represents a Level 3 measurement within the fair value hierarchy. The deferred payments are recognized as liabilities at fair value in the Company’s consolidated balance sheets and are classified under short-term and long-term obligations in connection with acquisitions. The fair value of the deferred payment as of December 31, 2014 was $35.7 million. The total amount of the deferred payments, which does not reflect a discount for lack of marketability, was approximately $40.6 million, based on the Company’s share price as of December 31, 2014.

The fair value of the deferred payments is primarily linked to the Company’s share price. An increase of 10% of the Company’s share price as of December 31, 2014 will increase the fair value of the deferred payments by $3.6 million.

In addition, changes in level 3 inputs that were used in the fair value calculation might change the fair value of the deferred payments. For example, a decrease of 10% in the Company’s share price volatility used in the calculation for discount for lack of marketability would increase the fair value of the Company’s deferred payments liability by approximately $1.0 million.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2014, the Company recorded a gain of $7.9 million due to the revaluation of the deferred payments under Change in fair value of obligations in connection with acquisitions in the Company’s consolidated statements of operations and comprehensive income (loss).

Under the terms of the definitive agreement, certain of Solid Concepts’ employees may also qualify for retention-related and other payments of $77.0 million, based on the Company’s share price as of the Solid Concepts transaction date, of which, $19.6 million was paid in cash upon closing and was expensed as incurred. The remaining retention payments will be paid in three separate annual installments (“deferred retention payments”).

Expense due to the deferred retention payments of $13.1 million was recorded during 2014 from the Solid Concepts transaction date through December 31, 2014. Based on the Company’s share price as of December 31, 2014, the total deferred retention payments will amount to approximately $45.9 million.

Subject to certain requirements for cash payments, the Company retains the discretion to settle any of the amounts payable under the definitive agreement in its shares, cash or any combination of the two. These amounts are also subject to certain adjustments based on the Company’s share price.

In addition to the payments described above, The Company incurred approximately $2.9 million of costs related to the Solid Concepts transaction that were expensed during 2014. These costs are included in selling, general and administrative costs in the Company’s consolidated statements of operations and comprehensive income.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Solid Concepts transaction date. The estimated fair values are preliminary and based on the information that was available as of December 31, 2014. Thus the measurements of fair value reflected are subject to changes and such changes could be significant. The allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Allocation of Purchase Price (U.S. $ in thousands)
Cash and cash equivalents	$3,225
Accounts receivable	7,995
Inventories	2,391
Other assets	2,962
Property, plant and equipment	15,203
Other intangible assets	37,606
Goodwill	124,239
Total assets acquired	193,621
Accounts payable	3,055
Accrued expenses and other current liabilities	4,633
Total liabilities assumed	7,688
Non controlling interest	519
Net assets acquired	$185,414

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of intangible assets related to customer relationships of $36.5 million and intangible asset related to tradename of $1.1 million. These intangible assets have weighted average useful life of approximately 6.6 years.

The fair values of the customer relationships were estimated using a discounted cash flow method with the application of the multi-period excess earnings method. Under this method, an intangible asset’s fair value is equal to the present value of the incremental after-tax cash flows attributable only to the subject intangible asset after deducting contributory asset charges.

The useful life of the intangible assets for amortization purposes was determined considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors, including legal, regulatory, contractual, competitive, economic or other factors that may limit the useful life of intangible assets.

The goodwill recognized as a result of the Solid Concepts transaction is attributable primarily to the strategic and synergistic opportunities in the entry-level portion of the additive manufacturing spectrum, cross-selling synergies, expanded solutions portfolio, assembled workforce and economies of scale. The related goodwill and intangible assets are deductible for tax purposes.

The unaudited pro forma condensed financial results have been prepared using the acquisition method of accounting and are based on the historical financial information of the Company and Solid Concepts. The unaudited pro forma condensed financial results have been prepared for illustrative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisition of Solid Concepts occurred on January 1, 2013, or of future results of the combined entities. The unaudited pro forma condensed financial information does not reflect any operating efficiencies and expected realization of cost savings or synergies associated with the acquisition.

Unaudited supplemental pro forma combined results of operations:

	Year ended December 31,
	2014	2013
	(U.S. $ in thousands, except per share data)
Net sales	$785,385	$546,355
Net loss attributable to Stratasys Ltd.	(106,924)	(36,259)
Net loss per ordinary share attributable to Stratasys Ltd.- basic and diluted	$(2.12)	$(0.84)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Adjustments for the unaudited supplemental pro forma combined results of operations are as follows:

	Year ended December 31,
	2014	2013
	(U.S. $ in thousands)

Adjustments due to amortization of intangibles	$2,261	$6,446
Adjustments due to retention bonuses	(266)	27,982
Adjustments due to expenses related to business combination	(26,012)	(20,697)
Adjustments due to financial expenses related to Solid Concepts debts	(406)	(440)
Taxes related adjustments to the supplemental pro forma	10,513	(755)
	$(13,910)	$12,536

Solid Concepts’ results of operations were included in the Company’s consolidated statements of operations and comprehensive income (loss) commencing July 14, 2014. Due to the full integration of Solid Concepts’ operations to the Company’s direct manufacturing service operations it is impractible to present the amounts of revenues and earnings of Solid Concepts since the acquisition date in the consolidated statements of operations and comprehensive income (loss) for the period commencing July 14, 2014 through December 31, 2014.

GrabCAD transaction

On September 22, 2014 the Company acquired 100% of the outstanding shares of GrabCAD Inc. (“GrabCAD”), which operates GrabCAD Workbench, a cloud based 3D computer aided-design (“CAD”) collaboration platform enabling engineering teams to manage, share and view CAD files as well as enhancing collaboration tools and improving accessibility relating to 3D CAD content.

GrabCAD is expected to contribute accelerated innovation and increased value to a growing universe of customers seeking to utilize 3D printing solutions in the 3D ecosystem.

Under the terms of the definitive agreement with GrabCAD, certain of GrabCAD’s employees may also qualify for certain retention-related payments.

Harvest transaction

On August 1, 2014, the Company acquired 100% of the outstanding shares of Harvest Technologies Inc. (“Harvest”), a specialty additive manufacturing service bureau. The consideration was primarily paid in the Company’s shares and the remaining balance will be paid in cash. This transaction, together with the Solid Concepts transaction is expected to enable the Company to expand its existing digital manufacturing printed parts services and to enhance its expertise in parts production, as well as materials and systems knowhow. Under the terms of the definitive agreement with Harvest, certain of Harvest’s employees may also qualify for certain retention-related payments.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

MakerBot Europe transaction

On August 1, 2014 the Company acquired certain assets and liabilities of HAFNER’S BÜRO, which is MakerBot’s reseller in Germany. This acquisition will enable the Company to expand its desktop 3D printing operations throughout the European market.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company accounted for this transaction as a business combination. The acquisition consideration was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

Interfacial Solutions transaction

In April 2014, the Company acquired certain assets and liabilities of Interfacial Solutions LLC (“Interfacial Solutions”), a privately held provider of thermoplastics research and development and production services. This transaction is designed to strengthen the Company’s materials research and development skills and enable it to become vertically integrated in material development and manufacturing and also increase materials production space and capacity.

The Company accounted for this transaction as a business combination. The acquisition consideration was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

Collaborative Development Initiative

On December 11, 2014, the Company formed a joint venture with a third party to develop new disruptive additive manufacturing technologies, materials and applications. The third party has the right to sell its interest in the joint venture to the Company, at fair value during a period of 5 years from the joint venture formation date.

Financial information giving effect to this business combination has not been provided as the transaction is not material.

Fiscal 2013 Transactions

MakerBot transaction

On August 15, 2013 (the “MakerBot transaction date”) the Company acquired privately held Cooperation Technology Corporation (“MakerBot”) for an aggregate purchase price of $493.7 million (the “MakerBot transaction”) which was calculated based on the Company’s share price as of the MakerBot transaction date.

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

The 655 thousand shares were held back for approximately eighteen months after the MakerBot transaction date to secure the indemnification rights of the Company against any losses resulting from certain specified causes. At the end of the hold-back period the Company is expected to issue approximately 651 thousands shares to MakerBot’s shareholders, subject to settlements of certain indemnification rights.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The MakerBot transaction is reflected in accordance with ASC Topic 805, "Business Combinations," using the acquisition method of accounting with the Company as the acquirer. The total consideration transferred to effect the MakerBot transaction is as follows:

U.S. $ in thousands
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

Risk-free interest rate	0.36%
Expected option term	1.38 years
Expected price volatility	59.41%
Dividend yield	—
Weighted average merger date fair value	$92.73

The computation of expected volatility was based on historical volatility of the Company’s stock. The expected option term was calculated in accordance with a combination of historical experience and the simplified method in ASC 718. The interest rate for periods within the expected life of the award is based on the U.S. Treasury yield curve in effect at the time of the MakerBot transaction.

In accordance with ASC Topic 805, the estimated earn-out obligations as of the MakerBot transaction date were included in the purchase price. The estimated fair value of the obligations is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. Because the amount of the earn-out obligation is based on the Company’s ordinary shares, changes in the price of the Company’s ordinary shares through the earn-out determination date will change the dollar obligation. Management re-measures the fair value of the earn-out obligations at the end of each reporting period, with any changes in fair value being recorded in that period’s statement of operations and comprehensive income. The fair value was estimated based on a Monte Carlo simulation, under which many scenarios are computed to measure possible outcomes of the financial metrics and the likelihood of occurrence. The resultant probability-weighted financial metrics are then applied to the earn-out formula to determine the cash flows under the earn-out. Those cash flows were then discounted using rates of the yields for U.S. treasury bonds with similar terms to maturity.

This earn-out obligation fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. Using this valuation technique, the fair value of the contractual obligation to pay the MakerBot earn-out was determined to be approximately $28.3 million at the MakerBot transaction date.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the transaction agreement, MakerBot stockholders were eligible for two earn-out payments. The first was for the six-month period ended December 31, 2013, which amounted to $10.8 million and which was paid in cash during April 2014. The second earn-out period was for the year ended December 31, 2014, for which MakerBot stockholders could qualify for a total payment of up to approximately 0.8 million of the Company’s ordinary shares, depending on the level of achievement of financial metrics for the period. The second earn-out payment was not earned, thus there would be no additional payments or issuance of the Company’s ordinary shares for MakerBot stockholders. During the year ended December 31, 2014 the Company recorded income of $18.3 million under change in fair value of obligations in connection with acquisitions in the Company’s consolidated statements of operations and comprehensive income.

Certain MakerBot employees participated in a performance bonus plan adopted in connection with the MakerBot transaction. Participating employees were entitled, contingent on certain continuing employment conditions, to bonus payments of compensation that in the aggregate that are equal, dollar-for-dollar, to the actual amounts determined in the earn-out calculation. Accordingly, an amount of $10.8 million was earned in connection with the performance bonus plan for the first earn-out period. Since the second earn-out payment was not earned, the related bonus payments will not be paid.

Under the acquisition method of accounting, the net tangible and intangible assets of MakerBot acquired were recorded at their fair values at the MakerBot transaction date. The allocation of the purchase price to assets acquired and liabilities assumed was as follows:

Allocation of
Purchase Price
U.S. $ in thousands
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of the following intangible assets:

		Weighted Average
	U.S. $ in thousands	Life (Years)
Developed technology	$43,227	5
Trade name	42,134	11
Customer relationships - Distributors	19,315	10
Customer relationships - Direct	3,435	1
Non-compete agreement	10,004	4
IPR&D - Printers	34,189	Indefinite
IPR&D - Peripherals	16,082	Indefinite
Total	$168,386

The fair values of the developed technology, in-process research and development (“IPR&D”), customer relationships and non-compete agreement were estimated using a discounted present value income approach. Under the income approach, an intangible asset’s fair value is equal to the present value of future economic benefits to be derived from ownership of the asset. Indications of value are developed by discounting future net cash flows to their present value at market-based rates of return. The non-compete agreement restricts a key individual from competing with the Company for a period of four years from the MakerBot transaction date. The fair value of the trade name was estimated using an income approach, specifically known as the relief from royalty method. The relief from royalty method is based on the hypothetical royalty stream that would be received if the Company were to license the trade name and was based on expected revenues. The useful life of the intangible assets for amortization purposes was determined considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors, including legal, regulatory, contractual, competitive, economic or other factors that may limit the useful life of intangible assets. Refer to Note 7 for further information.

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

Unaudited supplemental pro forma combined results of operations:

	Year ended December 31,
	2013	2012
	(U.S. $ in thousands, except per share data)

Net sales	$518,714	$230,052
Net loss attributable to Stratasys Ltd.	(23,928)	(30,211)
Net loss per ordinary share attributable to Stratasys Ltd.- basic	(0.54)	(0.74)
Net loss per ordinary share attributable to Stratasys Ltd.- diluted	$(0.54)	$(0.78)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Adjustments for the unaudited supplemental pro forma combined results of operations are as follows:

	Year ended December 31,

	2013	2012
	(U.S. $ in thousands)

Increase in amortization of intangibles	$14,139	$23,556
Adjust performance bonus expenses	(163)	19,836
Adjust expenses related to business combination (deal fees, inventory and deferred revenues step-up and earn-out revaluation )	(11,301)	11,272
Taxes related adjustments to the supplemental pro forma	(4,239)	(20,226)
	$(1,564)	$34,438

Actual MakerBot results of operations included in the Consolidated Results of Operations:

Year ended December 31, 2013
(U.S. $ in thousands)

Net sales	$35,603
Loss attributable to MakerBot	$(5,306)

MakerBot results of operations were included in the Company’s consolidated statements of operations and comprehensive income commencing August 15, 2013.

Fiscal 2012 Acquisitions

Merger between Stratasys, Inc. and Objet

On December 1, 2012, Stratasys, Inc. and Objet completed their merger. Pursuant to the Stratasys-Objet merger, Objet issued to Stratasys, Inc. stockholders one Objet ordinary share for each share of Stratasys, Inc. common stock outstanding and Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet. Immediately prior to the closing of the merger, Objet’s shareholders approved a conversion of all outstanding Objet preferred shares into ordinary shares and a reverse split of Objet’s ordinary shares at a ratio of 1 for 8.691. After giving effect to the reverse split and the conversion ratio of one Objet ordinary share for each share of Stratasys, Inc. common stock, the former holders of Stratasys, Inc. common stock held 55% of the Company’s ordinary shares and the holders of Objet ordinary shares retained 45% of the Company’s ordinary shares, on a fully diluted basis. The calculation of the ordinary shares to be held after the merger by the Stratasys, Inc. stockholders and the Objet shareholders gave effect to the assumed exercise of all outstanding in-the-money options of each entity as determined on the treasury stock basis of accounting.

At the completion of the merger, each outstanding option to purchase one share of Stratasys, Inc. common stock was converted into an option to purchase one ordinary share of the Company at an exercise price equal to the original exercise price of the Stratasys, Inc. option, and otherwise in accordance with the remaining original terms of the Stratasys, Inc. option. Under the terms of the Stratasys, Inc. options, all outstanding Stratasys, Inc. options granted prior to the merger date plus certain options granted in May 2012 became fully exercisable automatically as a result of the completion of the merger. Stock-based compensation expense of $4.5 million was recognized on the merger date upon the options becoming fully exercisable, representing the unamortized expense calculated at the time of the original option grant.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The merger has been accounted for as an acquisition of Objet by Stratasys, Inc. in accordance with ASC Topic 805, “Business Combinations,” using the acquisition method of accounting with Stratasys, Inc. as the accounting acquirer. Since Stratasys Ltd. (formerly known as Objet Ltd.), as the parent company of Stratasys, Inc. after the merger, is the legal acquirer, the merger has been accounted for as a reverse acquisition. Under these accounting standards, Stratasys, Inc.’s total purchase price is calculated as if Stratasys, Inc. had issued its shares to Objet’s shareholders and converted options to purchase Objet’s ordinary shares to options to purchase Stratasys, Inc. common stock, as follows:

U.S. $ in millions

Number of shares of Objet ordinary shares outstanding on December 1, 2012	15.4
Exchange ratio	1.0
Stratasys, Inc. shares deemed (for accounting purposes only) issued to Objet shareholders	15.4
Total fair value of stock consideration	$1,158.0
Fair value of deemed (for accounting purposes only) conversion of Objet equity awards	183.0
Fair value of non-controlling interest	0.3
Total purchase price	$1,341.3

Under the acquisition method of accounting, the total purchase price is allocated to the net tangible and intangible assets of Objet acquired in the merger, based on their fair values at the merger date. The allocation of the purchase price to assets acquired and liabilities assumed is as follows (in thousands):

Allocation of
Purchase Price
(U.S. $ in thousands)
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of the following intangible assets:

		Weighted Average
	U.S. $ in thousands	Life (Years)
Developed technology	$374,126	9.6
Customer relationships	72,679	10
Trade name	15,291	9
IPR&D	28,080	Indefinite
Total intangible assets	$490,176

The fair values of the developed technology, IPR&D and customer relationships were estimated using a discounted present value income approach. The fair value of the trade name was estimated using an income approach, specifically known as the relief from royalty method. The useful life of the intangible assets for amortization purposes was determined considering the period of expected cash flows used to measure the fair value of the intangible assets adjusted as appropriate for the entity-specific factors, including legal, regulatory, contractual, competitive, economic or other factors that may limit the useful life of intangible assets. Six of the IPR&D projects were launched in 2014 and 2013 and are classified as developed technology as of December 31, 2014.

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

The actual Objet net sales and net income included in the Company’s consolidated statements of operations and comprehensive income for the year ended December 31, 2012 (for the period from the December 1, 2012 merger date through December 31, 2012, which are not indicative of the results to be expected for a full year) and the supplemental unaudited pro forma net sales and net income of the combined entity had the acquisition been completed on January 1, 2011 are as follows:

Unaudited supplemental pro forma combined results of operations:

Year ended December 31, 2012
(U.S. $ in thousands, except per share data)

Net sales	$359,054
Loss attributable to Stratasys Ltd.	(21,577)
Loss per ordinary share attributable to Stratasys Ltd. - basic and diluted	$(0.58)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Adjustments for the unaudited supplemental pro forma combined results of operations are as follows:

Year ended December 31, 2012
(U.S. $ in thousands)
Stock-based compensation related to business combination	$22,642
Increase in amortization of intangibles	44,239
Adjust expenses related to business combination (deal fees, inventory step-up, backlog, deferred revenues, stock-based compensation accelerations)	(28,850)
Adjust taxes related to the adjustments to the supplemental pro forma	(2,899)
$35,132

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

Actual Objet results of operations included in the Consolidated Results of Operations:

Year ended December 31, 2012
(U.S. $ in thousands)
Net sales	$19,098
Loss attributable to Objet	$(4,626)

Subsequent transaction

Transaction in China

On February 10, 2015 the Company acquired certain assets and assumed certain liabilities of Intelligent CAD/CAM Technology Ltd., a Hong Kong Company. This acquisition is expected to enable the Company to expand its operations in the Chinese market.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Fair Value Measurement

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, in the condensed consolidated balance sheets:

	December 31, 2014
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$3,753	$—	$3,753

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(2,901)	—	(2,901)
Foreign exchange forward contracts designated as hedging instruments	(1,243)	—	(1,243)
Obligations in connection with acquisitions	—	(35,656)	(35,656)
	$(391)	$(35,656)	$(36,047)

	December 31, 2013
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Long term investment	$1,634	$—	$1,634
Foreign exchange forward contracts not designated as hedging instruments	301	—	301
Foreign exchange forward contracts designated as hedging instruments	153	—	153

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(1,543)	—	(1,543)
Obligations in connection with acquisitions	—	(29,025)	(29,025)
	$545	$(29,025)	$(28,480)

Long term investment consists of an investment in debt securities classified as available-for-sale and are recorded at fair value. The fair value is based on the sale of similar securities in the market, as well as last sales of these securities in the market (Level 2 inputs). The debt securities were sold during the first quarter of 2014.

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs.

Other financial instruments consist mainly of cash and cash equivalents, short-term bank deposits, current and non-current receivables, net investment in sales-type leases, short-term debt, accounts payable and accruals. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table is a reconciliation of the change for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs, which consist of obligations in connection with acquisitions (in thousands):

	2014	2013
	(U.S. $ in thousands)

Fair value as of January 1	$29,025	$—
Cash settlements	(10,795)	—
Additions	43,576	28,271
Change in fair value recognized in earnings	(26,150)	754
Fair value as of December 31	$35,656	$29,025

The Company’s additions to the obligations in connection with acquisitions during 2014 relates to the deferred payments in connection with the Solid Concepts transaction. The additions to the obligations in connection with acquisitions during 2013 relates to the earn-out obligations in connection with the MakerBot transaction. The Company’s payments during 2014 of the obligations in connection with acquisitions are related to the earn-out payment in connection with the MakerBot transaction. Change in fair value recognized in earnings during 2014 includes approximately $7.9 million unrealized gain due to revaluation of the deferred payments in connection with the Solid Concepts transaction. For further information on these obligations refer to note 2.

Note 4. Inventories

Inventories consisted of the following:

	December 31,	December 31,
	2014	2013
	(U.S. $ in thousands)

Finished goods	$66,779	$42,251
Work-in-process	7,815	164
Raw materials	48,791	45,991

	$123,385	$88,406

Note 5. Net Investment in Sales-type Leases

Certain sales made under lease arrangements are recorded as sales-type leases and may include systems, other products and maintenance contracts. The portion of lease arrangements related to maintenance contracts is deferred and recognized ratably over the coverage period.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s net investment in sales-type leases consisted of the following:

	December 31,	December 31,
	2014	2013
	(U.S. $ in thousands)

Future minimum lease payments receivable	$24,930	$19,403
Less allowance for doubtful accounts	(452)	(183)
Net future minimum lease payment receivable	24,478	19,220
Less unearned interest income	(1,486)	(1,305)
Net investment in sales-type leases	$22,992	$17,915

Future minimum lease payments due from customers under sales-type leases as of December 31, 2014 were as follows:

U.S. $ in thousands
Year ending December 31,
2015	$9,325
2016	6,960
2017	5,031
2018	2,752
2019 and thereafter	862
$24,930

The interest income for sales-type leases is recorded in financial income (expense), net and amounted to approximately $0.8 million, $0.5 million and $0.4 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Note 6. Property, Plant and Equipment

Property, plant and equipment, net consisted of the following:

	December 31,	December 31,
	2014	2013
	(U.S. $ in thousands)

Machinery and equipment	$95,558	$58,443
Buildings and improvements	53,171	34,820
Computer equipment and software	40,556	31,103
Office equipment, furniture and fixtures	14,559	9,930
Land	11,102	11,121
	214,946	145,417
Accumulated depreciation	(84,228)	(61,439)
	130,718	83,978
Capital work-in-progress	26,318	7,027
	$157,036	$91,005

Depreciation expenses were $26.2 million, $14.6 million and $7.6 million in the years ended December 31, 2014, 2013 and 2012, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
	(U.S. $ in millions)

Goodwill as of January 1	$1,195.9	$822.5
Goodwill impairment charges	(102.5)	—
Goodwill acquired	233.3	372.0
Translation differences	(3.2)	1.4
Goodwill as of December 31	$1,323.5	$1,195.9

Other Intangible Assets

Other intangible assets consisted of the following:

	December 31, 2014		December 31, 2013
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
	(U.S. $ in thousands)
Developed technology	$497,416	$106,466	$447,842	$54,029
Patents	15,209	8,136	14,065	6,523
Trademarks and trade names	60,046	9,519	59,019	3,817
Customer relationships	148,338	26,219	100,679	10,793
Non-compete agreements	10,843	3,952	10,354	1,249
Capitalized software development costs	17,290	14,423	16,612	13,828
In process research and development	17,476	—	63,998	—
	766,618	$168,715	712,569	$90,239
Accumulated amortization	168,715		90,239
Net book value of other intangible assets	$597,903		$622,330

In process research and development projects with a gross carrying value of $49.5 million as of December 31, 2013, of which $24.7 million were acquired in connection with the Stratasys-Objet Merger and $23.7 million were acquired in connection with the MakerBot transaction, were launched during 2014 and are now classified as developed technology.

During 2014 the Company recorded impairment charges of $14.6 million related to one of its developed technology assets. The Company assessed the recoverability of the asset based on the estimated undiscounted future cash flows expected to result from it. The impairment charges were measured as the difference between the carrying amount of the asset and its fair value. The fair value of the asset was determined under the income approach based on a discounted cash flow model using updated future revenue and operating income projections.

Amortization expense relating to intangible assets for the years ended December 31, 2014, 2013 and 2012, was approximately $81.9 million, $61.3 million and $8.1 million, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014, estimated amortization expense relating to intangible assets currently subject to amortization for each of the next five years and thereafter was as follows:

U.S. $ in thousands
Year ending December 31,
2015	$88,095
2016	85,499
2017	83,742
2018	77,836
2019	71,910
Thereafter	173,345
Total	$580,427

Note 8. Income Taxes

The components of the Company’s deferred tax assets (liabilities) at December 31, 2014 and 2013 were as follows:

	December 31,	December 31,
	2014	2013
	(U.S. $ in thousands)
Current deferred tax assets:
Inventory related	$11,878	$9,309
Tax losses carry forward	263	3,773
Deferred revenue	2,272	612
Allowance for doubtful accounts	430	462
Research and development credit carryforward	2,009	475
Reserve for warranty expenses	373	67
Provision for employee related obligations	6,505	1,219
Issuance costs	541	431
Foreign currency losses	1,260	—
Other	166	153
Current deferred tax assets	$25,697	$16,501

Long-term deferred tax assets:
Tax losses carry forward and other	279	407
Foreign currency losses	—	358
Stock-based compensation expense	—	586
Long-term deferred tax assets	$279	$1,351

Current deferred tax liabilities
Issuance costs	—	(112)
Current deferred tax liabilities	$—	$(112)

Long-term deferred tax assets:
Stock-based compensation expense	$5,673	$903
Tax losses carry forward	35,362	8,311
Depreciation	3,907	579
Research and developmen credit carryforward	—	1,904
Issuance costs	—	478
Foreign tax credit	—	893
Provision for employee related obligations	3,011	—
Other Carryforwards	1,266	—
Other	128	367
Long-term deferred tax assets	49,347	13,435
Long-term deferred tax liabilities:
Intangibles	(103,541)	(115,248)
Issuance costs	—	(430)
Depreciation	(1,556)	(3,658)
Valuation allowance	(85)	—
Long-term deferred tax liabilities	$(105,182)	$(119,336)

Total long-term deferred tax liabilities, net	$(55,835)	$(105,901)
F-37

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2014, the Company had a tax net operating loss carryforward of approximately $91.7 million, resulting in a deferred tax asset of approximately $35.4 million. The Company believes it is more likely than not that it will fully utilize this net operating loss carryforward using future, projected taxable income, and accordingly, no valuation allowance has been provided for this deferred tax asset. A valuation allowance has been recorded in 2014 for capital losses that are not expected to be realized before their expiration.

Included in the net deferred tax liability are net operating loss and credit carryovers of $40.1 million which expire in years ending from December 31, 2019 through December 31, 2034.

Income (loss) before income taxes for the years ended December 31, 2014, 2013 and 2012 was as follows:

	2014	2013	2012
	(U.S. $ in thousands)

Domestic (1)	$25,903	$(13,391)	$23,274
Foreign	(180,621)	(15,990)	(4,764)
	$(154,718)	$(29,381)	$18,510

(1)	As a result of the Stratasys-Objet Merger, “domestic” reflects income (loss) from continuing operations before income taxes and non-controlling interest for Israel in 2014 and 2013 and for the U.S. for 2012.

The components of income tax (benefit) for the years ended December 31, 2014, 2013 and 2012 were as follows:

	2014	2013	2012
	(U.S. $ in thousands)
Current
Domestic (2)	$10,650	$14,714	$12,319
Foreign	7,989	1,914	1,445
	18,639	16,628	13,764

Deferred
Domestic (2)	(5,177)	(9,428)	(3,113)
Foreign	(48,710)	(9,674)	(964)
	(53,887)	(19,102)	(4,077)
Total income taxes	$(35,248)	$(2,474)	$9,687

(2)	For 2014 and 2013, domestic represents Israel taxes, while foreign represents non-Israel taxes, including U.S. federal, state and local taxes. For 2012 domestic represents U.S. federal taxes, while foreign reflects non-U.S.

A reconciliation of the statutory federal income tax rate and the effective tax rate for the years ended December 31, 2014, 2013, and 2012 is set forth below:

	2014	2013	2012

Statutory rate (3)	26.5%	25.0%	35.0%
Approved and Privileged enterprise benefits	3.7	6.0	—
State income taxes, net of federal benefit	—	—	2.5
Goodwill impairment	(17.3)	—	—
MakerBot earn-out revaluation	3.1	—	—
Stock compensation expense	(3.7)	(17.3)	3.4
Manufacturing deduction	—	—	(5.9)
Tax contingencies	1.6	(12.1)	(3.5)
Non-deductible acquisition expenses	(0.1)	(4.8)	12.9
Earning taxed under foreign law	9.6	13.2	3.4
Other	(0.7)	(1.6)	4.5
Effective income tax rate	22.8%	8.4%	52.3%
F-38

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) As a result of the Stratasys-Objet merger, the statutory rate for 2014 and 2013 reflects the Israel statutory rate of 26.5% and 25%, respectively. For 2012 (since income was primarily in the U.S with the December 1, 2012 merger date), the statutory rate reflects the U.S. statutory rate of 35%.

As a result of the Stratasys-Objet merger, the tax effect of foreign operations for 2014 and 2013 consists of non-Israel jurisdictions. For 2012, the tax effect of foreign operations consists of non-U.S. jurisdictions.

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

The Company is subject to income taxes in the U.S., various states, Israel and certain other foreign jurisdictions. In the U.S., Stratasys, Inc. is currently being audited by the Internal Revenue Service (“IRS”) for the years 2011 and 2012 and may be subject to examination for 2013. The IRS has completed its examination of Stratasys, Inc.’s federal income tax returns for the years 2009 and 2010. The Company files income tax returns in various jurisdictions with varying statutes of limitations. Tax returns of Stratasys Ltd. submitted in Israel through the 2012 tax year are considered to be final following settlement upon audit. The expiration of the statute of limitations related to the various other foreign and state income tax returns that the Company and its subsidiaries file vary by state and foreign jurisdiction.

As of December 31, 2014 and 2013, the Company had unrecognized tax benefits of $8.6 million and $10.3 million, respectively. If recognized, these benefits would favorably impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012
	(U.S. $ in thousands)
Balance at beginning of year	$10,346	$4,041	$1,598
Additions for tax positions related to the current year	2,705	3,997	455
Additions for tax positions related to previous years	734	2,562	14
Reduction of reserve for statute expirations	(5,233)	(254)	(1,156)
Addition from the Stratasys-Objet merger	—	—	3,130
Balance at end of year	$8,552	$10,346	$4,041

The balance of the reserve for tax uncertainties includes $183 thousand for estimated interest and penalties at December 31, 2014. The Company does not expect uncertain tax positions to change significantly over the next twelve months.

The Company is asserting that all future profits in its subsidiaries will be indefinitely reinvested or that there is no expectation to distribute any taxable dividends from these subsidiaries. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is estimated as a non-material amount.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The enacted statutory tax rates applicable to the Company’s major subsidiaries outside of Israel are as follows:

Company incorporated in the U.S.—tax rate of 35%.

Company incorporated in Germany—tax rate of 27.9%.

Company incorporated in Hong Kong—tax rate of 16.5%.

A significant portion of the Company’s income after the December 1, 2012 merger date is taxed in Israel. The following is a summary of how the Company’s income is taxed in Israel:

a. Basis of taxation:

Tax rates:

Corporate tax rates in Israel were as follows: 2012 and 2013-25%, 2014 and thereafter-26.5%. The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of foreign exchange rate fluctuations (of the NIS in relation to the U.S. dollar) on the Company’s Israeli taxable income.

b. Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Law”):

Various industrial projects of the Company have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rate, which was 26.5% in 2014.

The Company is a Foreign Investors Company, or FIC, as defined by the Israeli Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Beneficiary Enterprises, depending on the level of foreign ownership. When foreign (non-Israeli) ownership equal or exceeds 90%, the Approved Enterprise and Beneficiary Enterprise income is either tax-exempt for a limit period between two to ten years depending on the location of the enterprise or taxable at a tax rate of 10% for a 10-year period. The Company cannot assure that it will continue to qualify as a FIC in the future or that the benefits described herein will be granted in the future.

In the event of distribution of dividends from the said tax-exempt income as described above, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s or Beneficiary Enterprise’s income. Dividends paid out of income attributed to Approved Enterprise’s or Beneficiary Enterprise are subject to withholding tax at the source at the rate of 15%, unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence.

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

As of December 31, 2014, tax-exempt income of approximately $148.1 million is attributable to the Company’s various Approved and Beneficiary Enterprise programs. If such tax exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and taxes of approximately $14.8 million would be incurred as of December 31, 2014.

A January 2011 amendment to Investment Law (the “2011 Amendment”) sets alternative benefit tracks to those previously in place, as follows: an investment grants track designed for enterprises located in national development

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

zone A and two new tax benefits tracks (“Preferred Enterprise” and “Special Preferred Enterprise”), which provide for application of a unified tax rate to all preferred income of the company, as defined in the Investment Law.

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

Dividends paid out of income attributed to a Preferred Enterprise were subject to withholding tax at the source at the rate of 15% before 2014 and 20% in 2014 and thereafter or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld. Should a company elect to implement the 2011 Amendment with respect to its existing Approved and Benefiting Enterprises prior to June 30, 2015, dividends distributed from taxable income derived from Approved Enterprises or Benefiting Enterprises to another Israeli company would also not be subject to tax.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, the following:

•	The terms and benefits included in any certificate of approval that was granted to an Approved Enterprise that chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while provided that certain conditions are met.

•	The terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. However, a company that has such enterprise can file a request with the Israeli Tax Authority, to treat its income derived as of January 1, 2011 as subject to the provisions of the Investment Law as amended in 2011.

•	A Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or can file a request with the Israeli Tax Authority to treat its income derived as of January 1, 2011 as subject to the provisions of the Investment Law as amended in 2011. Such request may not be withdrawn.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Commitments and Contingencies

a.	Commitments

The Company leases certain of its facilities under non-cancellable operating leases, which expire through 2025.

Future minimum annual lease payments under all non-cancelable operating leases with an initial term in excess of one year as of December 31, 2014 are as follows:

Operating lease payments
Year ending December 31,	(U.S. $ in thousands)
2015	$12,723
2016	11,002
2017	7,097
2018	6,607
2019	6,044
Thereafter	24,607
$68,080

Rent expense for the years ended December 31, 2014, 2013 and 2012 was approximately $10.7 million, $4.7 million and $1.0 million, respectively.

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

During 2014, the Company has borrowed $50 million under the credit facility. As of December 31, 2014, the Company was in compliance with all the required covenants under the credit facility agreement.

As of December 31, 2014, the Company also had obligations in connection with acquisitions, mainly due to the Solid Concepts transaction. For additional information refer to note 2.

b.	Contingencies

Claims and Proceedings

In December 2008, an employee, whose employment with the Company was subsequently terminated, filed a claim against the Company demanding that, based on an alleged undertaking the Company had made, the Company issue to him an option that would allow him to maintain an equity interest of 1.45% in the Company, as well as reimburse salary reductions he had suffered in an aggregate sum of NIS 552,000 ($142,000). In July 2009, the Company filed its statement of defense, rejecting the claims raised by the former employee. Together with the former employee, the Company initiated mediation of the dispute, but did not reach a settlement. The former employee later amended his initial pleading to seek an additional NIS 441,000 ($113,000) on account of alleged wrongful termination by the Company. The claim was dismissed in November 2013 by the Israeli labor court, also awarding the Company legal expenses of NIS 55,000. The plaintiff has appealed the decisions and the appeal is currently ongoing at the national Israeli labor court.

On March 4, 2013, four current or former minority shareholders (two of whom were former directors) of the Company filed two lawsuits against the Company in an Israeli central district court. The lawsuits demand that the Company amend its capitalization table such that certain share issuances prior to the Stratasys-Objet merger to certain of Objet’s shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Company’s board of directors,

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

David Reis, Chief Executive Officer, various shareholders of the Company who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, a director. The lawsuits allege in particular that a series of investments in Objet during 2002 and - 2007 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that the Company effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. The Company filed its statements of defense in May 2013 denying the plaintiffs’ claims. Also, the Company filed motion to dismiss the claims on grounds of statute of limitations, laches and lack of cause. On April 8, 2014, the court held a hearing on the motion and the parties submitted summation briefs. The court's decision is pending.

On February 5, 9, and 20, 2015, lawsuits styled as class actions were commenced in the United States District Courts for the District of Minnesota, the Southern District of New York, and the Eastern District of New York, respectively, naming the Company and certain of the Company’s officers as defendants. The lawsuits allege violations of the Exchange Act in connection with allegedly false and misleading statements concerning the Company’s business and prospects. The plaintiffs seek damages and awards of reasonable costs and expenses, including attorneys’ fees. These lawsuits are in their initial stages and no substantive proceedings have occurred to date. The Company intends to mount vigorous defenses to these lawsuits.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Note 10. Equity

a.	Share capital

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

b.	Stock-based compensation plans

The Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective upon closing of the Stratasys-Objet merger, provides for the grant of options, restricted shares, restricted share units (“RSUs”) and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2012 plan, options and RSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuing service to the Company. As of December 31, 2014, 3.1 million shares were available for equity awards under the 2012 plan. On January 1, 2015, the reserve pool under the 2012 plan was automatically increased by 0.5 million shares.

Stratasys-Objet merger stock options

The Company recognized a one-time stock compensation expense of $4.5 million in 2012 in connection with stock options granted by Stratasys, Inc. prior to the date of the merger agreement and certain options granted in May 2012, all of which became fully exercisable under their terms on completion of the merger. Stratasys, Inc. options outstanding on the merger date were replaced with Company options with the same terms and equivalent value.

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

A summary of the stock option activity (reflecting historical Stratasys, Inc. stock options prior to the Stratasys-Objet merger date) for the year ended December 31, 2014 is as follows:

		Per Share			Weighted Average
	Number of Options	Exercise Price			Exercise Price
Options outstanding as of December 31, 2013	2,007,433	$2.21	–	$120.51	$29.66
Granted in 2014	239,583	91.48	–	115.12	103.55
GrabCAD options from merger in 2014	72,876	2.89	–	9.32	7.28
Exercised in 2014	(557,605)	2.21	–	99.01	14.14
Forfeited in 2014	(43,046)	2.74	–	120.51	52.22
Options outstanding as of December 31, 2014	1,719,241	2.21	–	120.51	43.89
Exercisable options as of December 31, 2014	870,569	$2.21	–	$120.51	$22.70
F-44

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about stock options outstanding at December 31, 2014:

			Options Outstanding			Options Exercisable
			Outstanding	Weighted- Average		Exercisable
			options at	Remaining	Weighted- Average	options at	Weighted- Average
Range of			December 31,	Contractual	Exercise	December 31,	Exercise
Exercise Prices			2014	Life in Years	Price	2014	Price
$2.21	–	$9.90	579,605	3.95	$6.90	478,305	$6.79
9.91	–	46.87	552,969	2.98	28.88	282,495	24.98
46.88	–	101.98	387,097	8.60	86.58	108,750	85.79
$101.99	–	$120.51	199,570	8.48	106.34	1,019	120.51
			1,719,241		$43.89	870,569	$22.70
Aggregate intrinsic value (U.S. $ in thousands)			$74,501			$53,010

The weighted average life remaining on vested options was 3.8 years at December 31, 2014. The weighted average grant date fair value based on the Black-Scholes model was $60.82 for options granted in 2014. The Company issues new ordinary shares upon exercise of stock options. The total intrinsic value of options exercised was approximately $55.6 million in 2014, $160.1 million in 2013 and $74.5 million in 2012.

The Company used the Black-Scholes option-pricing model to determine the fair value of grants made in 2014, 2013 and 2012. The following assumptions were applied in determining the compensation cost:

	2014	2013	2012
Risk-free interest rate	1.3% - 2.0%	1.4% - 1.7%	0.8%
Expected option term (years)	4.2 - 6.5	5.1 - 5.2	4.5
Expected price volitility	45.8% - 47.6%	56% - 57%	62%
Dividend yield	—	—	—
Weighted average grant date fair value	$60.82	$40.94	$22.36

As of December 31, 2014, there were 848,672 unvested options of the Company. As of December 31, 2014, the unrecognized compensation cost related to all unvested stock options of $36.1 million is expected to be recognized as an expense over a weighted-average period of 1.36 years.

During the years ended December 31, 2014 and 2013, the Company granted RSUs for 475,511 and 215,153 ordinary shares of the Company at a weighted average fair value of $92.66 and $97.88, respectively. Stock-based compensation expense equal to the aggregate fair value of the RSUs at grant date, less an estimate of forfeitures, is being recorded on a straight-line basis over the four-year vesting period. As of December 31, 2014, the unrecognized compensation cost related to all unvested RSUs of $56.1 million is expected to be recognized as expense on a straight-line basis over a weighted-average period of 3.52 years.

Equity classified stock-based compensation expenses included in the Company’s Statements of Operations were:

	2014	2013	2012
	U.S. $ in thousamds

Cost of sales	$4,495	$2,980	$603
Research and development, net	4,862	3,491	960
Selling, general and administrative	20,850	17,791	7,311
Total stock-based compensation expenses	$30,207	$24,262	$8,874
F-45

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	Accumulated other comprehensive income (loss)

The following table presents the changes in the components of accumulated other comprehensive income (loss), net of taxes for the year ended December 31, 2014:

Realized gains and losses on cash flow hedges were reclassified to research and development and selling and general and administrative expenses.

Other reclassifications from accumulated other comprehensive income were reclassified to financial income (expense), net.

	Year ended December 31, 2014
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Other	Total
	(U.S. $ in thousands)

Balance as of January 1, 2014	$153	$1,922	$(167)	$1,908
Other comprehensive income before reclassifications	(2,222)	(4,326)	—	(6,548)
Amounts reclassified from accumulated other comprehensive income	826	—	167	993
Other comprehensive income (loss)	(1,396)	(4,326)	167	(5,555)
Balance as of December 31, 2014	$(1,243)	$(2,404)	$—	$(3,647)

Note 11. Derivatives and Hedging Activities

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar. The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities, forecasted transactions and net assets denominated in the New Israeli Shekel (“NIS”) and the Euro. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural offsets. In addition, the Company uses derivative instruments to reduce the net exposure to foreign exchange. Gains and losses on the hedging instruments offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		December 31,	December 31,	December 31,	December 31,
	Balance sheet location	2014	2013	2014	2013
		(U.S. $ in thousands)

Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$3,753	$301	$45,000	$12,490
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	—	153	—	5,760
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(2,901)	(1,543)	18,424	54,000
Liability derivatives -Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	(1,243)	—	38,426	—

		$(391)	$(1,089)	$101,850	$72,250

F-46

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign exchange forward contracts are valued primarily based on observable inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

As of December 31, 2014, the Company had foreign exchange forward contracts, not designated as hedging instruments in effect for the conversion of $45.0 million into €33.9 million and $18.4 million into NIS 66.3 million. These derivatives are primarily used to reduce the impact of foreign currency fluctuations on certain balance sheet exposures. With respect to such derivatives, gain of $4.4 million was recognized under financial income (expense), net for the year ended December 31, 2014. Such gain partially offset the revaluation of the balance sheet items, which are also recorded under financial income (expense), net.

As of December 31, 2014, the Company had foreign exchange forward contracts in effect for the conversion of $38.4 million designated as a cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The net changes in fair value of those contracts of $1.4 million and $0.2 million for the years ended December 31, 2014 and 2013, respectively, are included in the Company’s accumulated other comprehensive income (loss). These contracts mature through September 30, 2015.

Note 12. Entity-Wide Disclosure

Net sales by geographic area were as follows*:

	Year ended December 31,
	2014	2013	2012
	(U.S. $ in thousands)

North America	$405,880	$262,614	$113,854
EMEA	183,462	126,214	62,781
Asia Pacific	150,475	90,023	35,450
Other	10,312	5,552	3,159
	$750,129	$484,403	$215,244

*Net sales are attributed to geographic areas based on the location of customer

Property, plant and equipment by geographical area were as follows:

	December 31,
	2014	2013
	(U.S. $ in thousands)

North America	$106,899	$63,141
EMEA	46,239	25,360
Asia Pacific	3,805	2,504
Other	93	—
	$157,036	$91,005

Property, plant and equipment that were located in Israel amounted to $31.5 million and $20.1 million for the years ended December 31, 2014 and 2013, respectively and are included under the EMEA region in the above table.

No single customer accounted for 10% or more of Company’s total net sales, or Company’s net accounts receivable, in any fiscal year presented.

F-47

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13. Retirement Plans and Employee Rights Upon Termination

Israeli law generally requires the Company to pay a severance payment upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company makes ongoing deposits into its Israeli employee pension plans to fund their severance liabilities. According to the general collective pension agreement in Israel, Company deposits with respect to employees who were employed by the Company after the agreement took effect are made in lieu of the Company’s severance liability therefore, no obligation is provided for in the Company’s consolidated financial statements.

Severance pay liabilities with respect to employees who were employed by the Company prior to the collective pension agreement effective date, as well as employees who have special contractual arrangements, are provided for in the Company’s consolidated financial statements based upon the number of years of service and their latest monthly salary. These liabilities, in the amount of $3.2 million for each of the years ended December 31, 2014 and 2013, are presented on the Company’s consolidated balance sheets under other non-current liabilities.

The liability is funded in part from the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the balance sheets under other non-current assets. These policies are the Company’s assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited.

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

The Company has a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) that covers eligible U.S. employees as defined in the Plan. Participants may elect to contribute up to 50% of pre-tax annual compensation, as defined by the Plan, up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal to the lesser of $3,000 or 3% of the participant’s annual compensation. On January 1, 2014, the Company changed its contributions to the lesser of $3,000 or 4% of the participant’s annual compensation. The Company, at its discretion, may make additional contributions, also subject to Code limitations. For the years ended December 31, 2014, 2013 and 2012 the Company made 401(k) Plan contributions of approximately $2.8 million, $1.1 million and $0.8 million respectively.

Note 14. Computation of net income (loss) per share

The Company complies with ASC 260, Earnings Per Share, which requires dual presentation of basic and diluted income (loss) per ordinary share attributable to Stratasys Ltd. for all periods presented. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding for the reporting periods. Diluted net income (loss) per share is computed using the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Potential diluted shares outstanding include the dilutive effect of in-the-money options and restricted stock units (“RSUs”) using the treasury stock method, as well as, shares held back from issuance in connection with the MakerBot transaction. In addition, the effect of the earn-out obligation is included in basic net income (loss) per share calculation only when there is no circumstance under which the earn-out settlement shares would not be issued. When calculating diluted net income (loss) per share, earn-out obligation settlement shares are included in the denominator of the calculation as of the beginning of the interim period in which the earn-out conditions are satisfied.

F-48

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the calculation of basic and diluted net income per share:

	Year ended December 31,
	2014	2013	2012
	(In thousands, except per share amounts)
Numerator:
Net income (loss) – numerator for basic net income (loss) per share	$(119,420)	$(26,954)	$8,491
Add:
Dilutive effect of earn-out obligation	—	(1,683)	—
Numerator for diluted income (loss) per share	$(119,420)	$(28,637)	$8,491

Denominator:
Weighted average shares – denominator for basic net income (loss) per share	50,019	42,079	22,812
Add:
Dilutive effect of earn-out obligation	—	20	—
Additional shares from the assumed exercise of employee stock options	—	—	964
Denominator for diluted income (loss) per share	50,019	42,099	23,776

Net income (loss) per share
Basic	$(2.39)	$(0.64)	$0.37
Diluted	$(2.39)	$(0.68)	$0.36

The computation of diluted net income (loss) per share excluded stock options, RSUs and shares held back in connection with the MakerBot transaction to purchase 3.0 million, 2.9 million and 0.3 million for the years ended December 31, 2014, 2013 and 2012, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net income (loss) per share.

F-49

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Years ended December 31, 2014, 2013, and 2012 (in thousands):

COLUMN A	Column B	Column C - Additions		Column D	Column E

Description	Balances at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balances at end of period

2014
Reserve for bad debts and allowances	$1,987	$958	$—	$1,468	$1,477

2013
Reserve for bad debts and allowances	$955	$1,300	$—	$268	$1,987

2012
Reserve for bad debts and allowances	$1,319	$232	$—	$596	$955
S-1

ITEM 19. EXHIBITS.

Item 19. Exhibits.

Exhibit Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd. (1)

1.2	Memorandum of Association of Stratasys Ltd. (2)

2.1	Specimen ordinary share certificate of Stratasys Ltd. (3)

4.1	Stratasys Ltd. (formerly known as Objet Geometries Ltd.) Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan(4)

4.2.1	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (5)

4.2.2	Amendment to Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (6)

4.3	Form of Indemnification Agreement by and between Stratasys Ltd. and each of its directors and executive officers (7)

4.4	Employment Agreement, dated September 15, 2008, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and David Reis (8)

4.5	Employment Agreement, dated June 27, 2011, by and between Stratasys Ltd. (formerly known as Objet Ltd.) and Ilan Levin (9)

4.6	OEM Purchase and License Agreement, effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and Ricoh Printing Systems America, Inc. (10)#

4.7	Assignment, dated October 23, 1989, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for an apparatus and method for creating three-dimensional objects (11)

4.8	Assignment, dated June 5, 1992, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a modeling apparatus for three dimensional objects (11)

4.9	Assignment, dated June 1, 1994, from S. Scott Crump, James W. Comb, William R. Priedeman, Jr., and Robert Zinniel to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a process and apparatus of support removal for three-dimensional modeling (11)

4.10	Credit Agreement, dated November 7, 2014, by and among Stratasys Ltd., Stratasys International Ltd., Bank of America, N.A., as Administrative Agent and Swing Line Lender, and the lenders party thereto (12)

4.11	Stratasys Ltd. Compensation Policy for Executive Officers and Directors (13)

8.1	Subsidiary List of Stratasys Ltd.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm

101	The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2014 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated
118

Balance Sheets at December 31, 2014 and 2013; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2014, 2013 and 2012; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

(1)	Incorporated by reference to Appendix A to the registrant’s proxy statement for its February 3, 2015 extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 6, 2015

(2)	Incorporated by reference to Exhibit 3 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(3)	Incorporated by reference to Exhibit 4 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(4)	Incorporated by reference to Exhibit 10.7 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(5)	Incorporated by reference to Exhibit 10.8 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(6)	Incorporated by reference to Proposal 3 of the registrant’s proxy statement for its February 2013 extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 28, 2013

(7)	Incorporated by reference to Exhibit 10.9 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(8)	Incorporated by reference to Exhibit 10.8 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(9)	Incorporated by reference to Exhibit 10.9 to the registrant’s registration statement on Form F-4, SEC File No. 33-99108) filed with the SEC on June 8, 2012

(10)	Incorporated by reference to Exhibit 10.10 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(11)	Incorporated by reference to Amendment No. 1 to Stratasys, Inc.’s registration statement on Form SB-2 (SEC File No. 333-99108) filed with the SEC on December 20, 1995

(12)	Incorporated by reference to Exhibit 10.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on November 7, 2013

(13)	Incorporated by reference to Appendix B to the registrant’s proxy statement for its February 3, 2015 extraordinary general meeting of shareholders, attached as Exhibit 99.2 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 6, 2015

# Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.

119

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

STRATASYS LTD.

/s/ David Reis
David Reis
Chief Executive Officer

March 3, 2015
120