Form 20-F
period 2015-12-31
STRATASYS LTD.
filed 2016-03-21
CIK 1517396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report........................................

Commission file number: 001-35751

STRATASYS LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or Organization)

c/o Stratasys, Inc.	2 Holtzman Street,
7665 Commerce Way	Science Park
Eden Prairie,	P.O. Box 2496
Minnesota 55344	Rehovot, Israel
76124
(Address of Principal Executive Offices)

S. Scott Crump, Chairman of Executive Committee
Tel: (952) 937-3000
E-mail: scott.crump@stratasys.com
7665 Commerce Way
Eden Prairie, Minnesota 55344
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.01 per share	NASDAQ Global Seect Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

52,082,192 Ordinary Shares, NIS 0.01 nominal value, at December 31, 2015.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting
US GAAP ☒	Standards as issued	Other ☐
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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the extent of our success at introducing new or improved products and solutions that gain market share;
●	the extent of growth of the 3D printing market generally;
●	impairments of goodwill or other intangible assets in respect of companies that we acquire;
●	changes in our overall strategy, such as related to our cost reduction and reorganization activities and our capital expenditures;
●	the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;
●	the impact of shifts in prices or margins of the products that we sell or services we provide;
●	the impact of competition and new technologies;
●	global market, political and economic conditions, and in the countries in which we operate in particular;
●	government regulations and approvals;
●	litigation and regulatory proceedings;
●	infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;
●	the extent of our success at maintaining our liquidity and financing our operations and capital needs;
●	impact of tax regulations on our results of operations and financial condition;
●	valuation allowances that we are required to record against our deferred tax assets; and
●

any additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”, as well as in this annual report generally.

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

USE OF TRADE NAMES

Unless the context otherwise indicates or requires, “Stratasys,” “For a 3D World,” “Objet,” “PolyJet,” “Connex,” “Eden,” “FDM”, “Fortus,” “Dimension,” “Uprint,” “Mojo,” “FullCure,” “Stratasys Direct Manufacturing,” “Solidscape,” “Solid Concepts,” “GrabCAD,” “MakerBot,” “Thingiverse,” “Replicator,” “RedEyE,” “Harvest Technologies,” “GrabCAD Workbench,” “The 3D Solutions Company ” and all product names and trade names used by us in this annual report are our trademarks and service marks, which may be registered in certain jurisdictions. Although we have omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved. Furthermore, the “Stratasys” and “Objet” design logos are our property. This annual report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

●

references to the “Stratasys-Objet merger”, or the “merger”, refer to the merger consummated on December 1, 2012 whereby Stratasys, Inc., a Delaware corporation, merged with and into an indirect, wholly-owned Delaware subsidiary of Objet Ltd. (now known as Stratasys Ltd.), an Israeli company, with Stratasys, Inc. surviving the merger and becoming an indirect, wholly-owned subsidiary of Objet (which changed its name to Stratasys Ltd. at that time);

●

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

●

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

●	references to the “Solid Concepts acquisition” or “Solid Concepts transaction” refer to the acquisition consummated on July 14, 2014 whereby Stratasys Ltd. acquired Solid Concepts Inc.;
●	references to the “Harvest Technologies acquisition” refer to the acquisition consummated on August 1, 2014 whereby Stratasys Ltd. acquired Harvest Technologies Inc.
●	references to the “GrabCAD acquisition” refer to the acquisition consummated on September 22, 2014 whereby Stratasys Ltd. acquired GrabCAD.
●	references to “ordinary shares”, “our shares” and similar expressions refer to our Ordinary Shares, nominal value NIS 0.01 per share;
●	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;
●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;
●	references to the “articles” or “amended articles” are to our Amended and Restated Articles of Association, which became effective upon the closing of the merger, as subsequently amended;
●	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;
●	references to the “Securities Act” are to the Securities Act of 1933, as amended;
●	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	references to “NASDAQ” are to the Nasdaq Stock Market; and
●	references to the “SEC” are to the United States Securities and Exchange Commission.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

As noted above in the “Explanatory Note” to this annual report, Stratasys, Inc. was treated as the acquiring company in the Stratasys-Objet merger for accounting purposes and the Stratasys-Objet merger was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the historical financial statements of Stratasys, Inc. prior to the effective time of the merger on December 1, 2012 became our historical financial statements. The consolidated financial statements included in this annual report include the operations of Stratasys Ltd. (formerly Objet Ltd.) for the years ended December 31, 2015, 2014 and 2013 and for the month ended December 31, 2012 (as the Stratasys-Objet merger was consummated on December 1, 2012). Therefore, while the balance sheet data presented below reflects the financial position of Stratasys Ltd. as of December 31, 2015, 2014, 2013 and 2012, respectively, the consolidated statement of operations data reflects the results of operations of Stratasys Ltd. for the years ended December 31, 2015, 2014 and 2013 and from December 1 through December 31, 2012, and the results of operations of Stratasys, Inc. from January 1 through November 30, 2012. The below selected consolidated financial data reflects the consolidated results of operations and financial position of Stratasys, Inc. as of, and for the year ended, December 31, 2011.

The historical selected consolidated statement of operations data for the years 2015, 2014 and 2013, and the selected consolidated balance sheet data at December 31, 2015 and 2014 have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statements of operations data for 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011, have been derived from our previously reported audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements and accompanying notes and “Operating and Financial Review and Prospects” appearing in Item 5 of this annual report, and are qualified entirely by reference to such consolidated financial statements. Our historical results set forth herein are not necessarily indicative of our future results.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(U.S. $ in thousands, except per share data)
Statement of Operations Data:
Net sales	$695,995	$750,129	$484,403	$215,244	$155,894
Gross profit	102,172	362,394	226,173	109,911	82,404
Research and development expense, net	122,360	82,270	52,310	19,659	14,360
Selling, general and administrative expense	434,619	351,993	202,040	73,130	39,038
Goodwill impairment	942,408	102,470	-	-	-
Change in fair value of obligations in connection with acquisitions	(23,671)	(26,150)	754	-	-
Operating income (loss)	(1,373,544)	(148,189)	(28,931)	17,122	29,006
Net income (loss)	(1,373,511)	(119,470)	(26,907)	8,823	20,626
Net income (loss) attributable to Stratasys Ltd.	(1,372,835)	(119,420)	(26,954)	8,491	20,626
Net income (loss) per basic share	(26.66)	(2.39)	(0.64)	0.39	0.98
Net income (loss) per basic share attributable to Stratasys Ltd.	(26.64)	(2.39)	(0.64)	0.37	0.98
Weighted average basic shares outstanding	51,592	50,019	42,079	22,812	21,133
Net income (loss) per diluted share	(26.66)	(2.39)	(0.68)	0.37	0.95
Net income (loss) per diluted share attributable to Stratasys Ltd.	(26.64)	(2.39)	(0.68)	0.36	0.95
Weighted average diluted shares outstanding	51,592	50,019	42,099	23,776	21,653
Balance Sheet Data:
Working capital*	$374,346	$546,062	$714,404	$230,929	$64,086
Total assets*	1,414,356	2,899,107	2,782,221	1,731,513	221,770
Equity	$1,188,801	$2,531,239	$2,499,787	$1,572,156	$183,311

*We adopted a new accounting guidance which requires classification of deferred tax assets and liabilities as noncurrent on the balance sheet on a prospective basis. All deferred taxes are classified as non-current on the balance sheet as of December 31, 2015. Prior periods were not retrospectively adjusted. See Note 1 to our audited financial statements included in Item 18 of this annual report for further information.

In addition to the audited consolidated financial data presented above, we also present below unaudited pro forma combined statement of operations data for our company for the year ended December 31, 2012 that give effect to the Stratasys-Objet merger as if it had been completed on January 1, 2012. This data has been prepared consistent with SEC Regulation S-X, Article 11.

Year Ended
December 31, 2012
Pro Forma
(U.S. $ in thousands,
except per share data)
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

The operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market place or the expectations of securities analysts or investors, the market price of our ordinary shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below and those identified throughout this “Risk Factors” section:

●	the degree of market acceptance of our products and services;
●	the mix of products and services that we sell during any period;
●	long sales cycles;
●	changes in our overall strategy, such as related to our cost reduction and reorganization activities and our capital expenditures;
●	unforeseen liabilities or difficulties in integrating our acquisitions;
●	changes in the amount that that we spend to develop, acquire or license new products, consumables, technologies or businesses;
●	changes in the amounts that we spend to promote our products and services;
●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;
●	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;
●	development of new competitive products and services by others;
●	difficulty in predicting sales patterns and reorder rates that may result from multi-tier distribution strategy associated with new product categories such as entry level desktop 3D printers;

●	impairment charges that we may be required to record in respect of our goodwill and/or other long-lived assets;
●	litigation or threats of litigation, including intellectual property claims by third parties;
●	changes in accounting rules and tax laws;
●	valuation allowances that we may be required to record against our deferred tax assets;
●	the geographic distribution of our sales;
●	our responses to price competition;
●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;
●	changes in interest rates that affect returns on our cash balances and short-term investments;
●	changes in dollar-shekel and dollar-Euro exchange rates that affect the value of our net assets, revenues and expenditures from and/or relating to our activities carried out in those currencies;
●	failure of a development partner to continue supporting certain product development efforts it is funding; and
●	the level of research and development activities by our company.

Due to all of the foregoing factors, and the other risks discussed in this annual report, you should not rely on quarter-over-quarter and year-over-year comparisons of our operating results as an indicator of our future performance.

If demand for our products and services does not grow as expected, our revenues may stagnate or decline and our profitability may be adversely affected.

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

In 2015, the growth rate in the 3D printing and additive manufacturing industries slowed significantly and our revenues declined relative to the previous year. We experienced lower than expected revenues across all regions and most product and service lines. We believe this trend was attributable, in part, to weak investment in capital equipment by customers within key verticals, as well as difficult macroeconomic conditions in certain global regions. These factors, when combined with excess capacity (and accompanying fixed costs) that we have experienced as a result of our significant growth in the years 2013 and 2014, adversely impacted our profitability. To the extent that these trends continue for an extended period of time or macroeconomic conditions worsen further, that could affect our results of operations in a more significant adverse manner.

If additional goodwill or other intangible assets that we have recorded become impaired, we could have to take further significant charges against earnings.

As of December 31, 2014 and 2015, the carrying value of all of our goodwill and other intangible assets, was approximately $1,921.4 million and $636.3 million, respectively. The decrease of the carrying value of our goodwill and other intangible assets was primarily due to impairment charges of $1,220.9 million recorded during 2015. Under accounting principles generally accepted in the United States of America, or GAAP, we are required to review goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. During 2015, we determined that certain indicators of potential impairment existed that required interim goodwill impairment analysis. These indicators included a further significant decline in our market capitalization for a sustained period and weaker than expected operating results of our reporting units for 2015.

Accordingly, we updated our cash flow projections and related assumptions based on the indicators set forth above for each of our reporting units and performed the two-step goodwill impairment tests. Our impairment analysis performed as part of the step two of the goodwill impairment test determined that the carrying amount of goodwill assigned exceeded its implied fair value for each of the Company’s reporting units. As a result, we recorded non-cash goodwill impairment charges of $942.4 during 2015. The non-cash impairment charges were recorded in order to reduce the carrying amount of goodwill to its implied fair value. For further information see note 7 to our consolidated financial statements.

Amortized intangible assets are assessed for impairment in the event of an impairment indicator. During 2015, we tested the recoverability of our purchased intangible assets due to certain indicators of impairment including weaker than expected operating results of our reporting units for 2015, reorganization initiatives for our operations, lower forecasted profitability due to technological and other trends as well as the increased uncertainty in the 3D printing environment. We determined that the carrying values of certain of our intangible assets exceeds their undiscounted cash flows projections and therefore were not recoverable. For those unrecoverable intangible assets that considered to be impaired, we recorded impairment charges of $260.3 million during 2015, in order to reduce the carrying amount of those intangible assets to their estimated fair value. We also reviewed for impairment our indefinite-life intangible, which consists of IPR&D projects and recorded impairment charges of $18.2 million, related to those in-process research and development projects in order to reduce the carrying amount of those intangible assets to their estimated fair value. For further information see note 8 to our consolidated financial statements.

Determining the fair value of our reporting units and intangible assets requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. We will continue to monitor the fair value of Stratasys-Objet reporting unit and our intangible assets to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, further significant decline in our share price, changes in management’s business strategy or downward changes of the our cash flows projections, warrant further interim impairment testing.

Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results and diminish the impact of the restructuring program that we initiated in 2015.

Our business is subject to price competition. Such price competition may adversely affect our ability to maintain the same degree of profitability, especially during periods of decreased demand. Decreased demand also adversely impacts the volume of our sales, as occurred in 2015, when our sales declined overall relative to 2014. If our business is not able to offset price reductions resulting from these pressures, or decreased volume of sales due to contractions in the market, by improved operating efficiencies and reduced expenditures, then our operating results will be adversely affected.

In 2015, in response to declining sales volume and revenues, we implemented a restructuring program aimed at reducing our costs and improving operating efficiencies. Certain of our operating costs, however, are fixed and cannot readily be reduced, which diminishes the positive impact of our restructuring program on our profitability. In particular, prior to this contraction in our sales, we had increased our manufacturing capacity in anticipation of the growth of the 3D printing market over the long term, which is accompanied by increased fixed costs. To the extent that the growth in the market for our products slows further, or the 3D printing market contracts, we may be faced with excess manufacturing capacity and excess related costs that cannot readily be reduced, which will adversely impact our profitability.

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

Sales of certain of our existing products have higher margins than others. For instance, our high-end systems and related consumables yield a greater gross margin than our entry-level systems. As we continue to ship entry-level systems including desktop 3D printers, our sales of those systems have grown. Furthermore, some of those sales may displace sales of our other systems. If sales of our entry-level desktop 3D printers have the effect of reducing sales of our higher margin products, or if for any other reason, our product mix shifts too far into lower margin products, and we are not able to sufficiently reduce the engineering, production and other costs associated with those products or substantially increase the sales of those products, our profitability could be reduced. A similar negative impact on our gross margins could result due to a significant shift towards revenues generated by our AM parts service business, which we expanded following our acquisitions of Solid Concepts and Harvest Technologies, and which are characterized by lower margins relative to our products.

Until recently, we have experienced rapid and significant growth in our operations and intend to continue to grow over the long term, and if we cannot adequately adapt our infrastructure and properly integrate the internal or external sources of our growth in order to generate the intended benefits from it, our results of operations will suffer.

Until recently, we have experienced rapid and significant growth in our operations and intend to continue to grow over the long term, both organically and from acquisitions, such as the MakerBot transaction, the Solid Concepts acquisition, the Harvest Technologies acquisition and the GrabCAD acquisition. The continued adaptation of our infrastructure to our growth will require, among other things, development of our financial and management controls and management information systems, including our ongoing implementation of a unified enterprise resource planning system, management of our sales channel, increased capital expenditures, the ability to attract and retain qualified management personnel and the training of new personnel. We cannot be sure that our infrastructure, systems, procedures, business processes and managerial controls will be adequate to support the expected long-term growth in our operations. Any delays in, or problems associated with, implementing, or transitioning to, new or enhanced systems, procedures, or controls to accommodate and support the requirements of our business and operations and to effectively and efficiently integrate acquired operations may adversely affect our ability to meet customer requirements, manage our product inventory, and record and report financial and management information on a timely and accurate basis.

Additional unforeseen difficulties and expenditures that may result from the integration of a new business or technology include:

●	difficulty transitioning customers and other business relationships to our company;
●	problems unifying management following a transaction;
●	the loss of key employees from our existing or acquired businesses;
●	diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses or new product or service lines; and
●	difficulties in coordinating geographically disparate organizations and corporate cultures and integrating management personnel with different business backgrounds.

These potential negative effects could prevent us from realizing the benefits of an acquisition transaction or other growth opportunity. In that event, our competitive position, revenues, revenue growth, financial condition, results of operations and liquidity could be adversely affected, which could, in turn, adversely affect our share price and shareholder value.

The markets in which we participate (especially the lower-end market) are competitive. Our failure to compete successfully could cause our revenues and the demand for our products to decline.

We compete for end-users with a wide variety of producers of systems that create models, prototypes, other 3D objects and end-use parts as well as producers of materials and services for these systems, including both additive and subtractive manufacturing methodologies, such as metal extrusion, computer-controlled machining and manual modeling techniques. Our principal competition currently consists of other manufacturers of systems for prototype development and customized manufacturing processes, including 3D Systems Corporation, EOS GmbH and EnvisionTEC GmbH, and, with respect to our entry-level desktop 3D printers, a multitude of companies such as 3D Systems Corporation, XYZprinting, Tiertime, Ultimaker, and others. The competition with our entry-level desktop 3D printers and our other lower-end products has intensified and was an important factor in the decrease in our sales in 2015. For our broadened AM parts and services business, our chief competitors consist of 3D Systems Corporation, Materialise and many other smaller service providers. In late 2014 HP announced its intention to offer 3D printers targeting similar end-users to ours, and in late 2015 Canon made a similar announcement. If these printers become commercially available they may compete directly with some of our product lines. We may face additional competition in the future from other new entrants into the marketplace, including companies that may have significantly greater resources than we have that may become new market entrants or may enter through acquisition or strategic or marketing partnerships with current competitors.

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

As part of our growth strategy, we expect to continue to regularly evaluate acquisitions or investments to expand our suite of products and services. Even if we are able to identify a suitable acquisition or investment, we may not be able to consummate any such transaction if we cannot reach an agreement on favorable terms or if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. If we proceed with a particular acquisition, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition, results of operations or liquidity. Acquisitions will also require us to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. In addition, we could also face unknown liabilities or write-offs due to our acquisitions, which could result in a significant charge to our earnings in the period in which they occur. We will also may be required to record goodwill or other long-lived asset impairment charges in the period in which they occur, which could result in a significant charge to our earnings in that period. Further to that risk, during the years ended December 31, 2015 and December 31, 2014, we recorded impairment charges of $1,219.4 million and $114.1 million and, respectively, related to our goodwill and intangible assets assigned to companies that we have acquired.

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

Since the consummation of the Objet-Stratasys merger in December 2012, we have acquired MakerBot, Solid Concepts, Harvest Technologies, GrabCAD and other companies. While we believe that integration activities have progressed well to date, the ongoing difficulties of coordinating our operations include:

●	coordinating geographically separate organizations;
●	coordinating sales, distribution and marketing functions, including integration and management of our constituent companies’ sales channels;
●	consolidating the financial reporting systems and ERP systems of our constituent companies;
●	management of a substantially larger organization, with an increased number of employees over large geographic distances; and
●

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

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior executive team could delay or prevent the successful implementation of our growth strategy, or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel (including scientific, technical and sales personnel) in the additive manufacturing, or AM, industry, and there can be no assurance that we will be able to retain such personnel. We experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development and manufacturing operations, we may be unable to achieve the synergies expected from mergers and acquisitions that we may effect from time to time, or to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our Minnesota, New York, California, Texas, Boston, New Hampshire or Israeli facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs.

Defects in new products or in enhancements to our existing products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

Our products are complex and may contain defects or experience failures or unsatisfactory performance due to any number of issues in design, fabrication, packaging, materials, and/or use within a system. These defects or errors could result in significant warranty, support and repair or replacement costs, cause us to lose market share and divert the attention of our engineering personnel from our product development efforts to find and correct the issue.

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

Our AM services business, offering parts used as prototypes, benchmarks and end-use parts in general, and in the case of end-use parts, our sales to customers in the aerospace, medical and automotive industries, in particular, makes us more susceptible to product and other liability claims, which characterize operations in those industries. These activities and our accompanying exposure to claims will increase significantly as a result of our recent acquisitions of Solid Concepts and Harvest Technologies. Any such claims that are not adequately covered by insurance or for which insurance is not available may adversely affect our results of operations and financial condition.

As a result of our recent acquisitions of Solid Concepts and Harvest Technologies, and together with RedEye, our preexisting digital manufacturing service business, we expect to significantly broaden and increase our production and offering of AM parts, which are used by our customers as prototypes, benchmarks and end-use parts, as part of our branded Stratasys Direct Manufacturing, or SDM, service. In particular, we expect to provide these additive manufacturing services to customers in the aerospace, medical and automotive industries. The sale of end use parts in general, and to customers in the foregoing industries in particular, exposes us to possible claims for property damage and personal injury or death, which may result from the use of these end-use parts. We may be potentially liable, in significant amounts, if an aircraft, automotive or medical part, component, or accessory or any other aviation, automotive or medical product that we have sold, produced or repaired fails, or if an aircraft or automobile for which our subsidiaries have provided services or in which their parts are installed crashes and the cause can be linked to those parts or cannot be determined. Our SDM service carries liability insurance in amounts that we believe are adequate for its risk exposure and commensurate with industry norms. While we intend to monitor our insurance coverage as our additive manufacturing services business continues to grow, claims may arise in the future, and that insurance coverage may not be adequate or available to protect our consolidated company in all circumstances. Additionally, we might not be able to maintain adequate insurance coverage for our AM services business in the future at an acceptable cost. Any liability claim against our AM services business that is not covered by adequate insurance could adversely affect our consolidated results of operations and financial condition.

If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

We purchase components and sub-assemblies for our systems, raw materials that are used in our consumables, and AM systems, component parts and raw materials for our Stratasys Direct Manufacturing services business, from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts, sub-assemblies and raw materials that we use, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Furthermore, the suppliers of AM systems and materials used in our SDM parts service may refuse to sell us additional AM systems or component parts and materials for AM systems that our SDM service uses. Our reliance on a single or limited number of vendors involves a number of risks, including:

●	potential shortages of some key components;
●	product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;
●	discontinuation of a product on which we rely;
●	potential insolvency of these vendors; and
●	reduced control over delivery schedules, manufacturing capabilities, quality and costs.

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

We assemble and test the systems that we sell, and produce consumables for our systems, at single facilities in various locations that are specifically dedicated to separate categories of systems and consumables. We similarly rely on a single facility for assembly of the component parts and materials for AM systems that our SDM service uses. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply 3D printers, other systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

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

Global economic, political and social conditions have adversely impacted our sales, and may continue to affect us more significantly in the future.

The uncertain direction and relative strength of the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products and services. The prospects for economic growth in some of the regions in which we sell our products remain uncertain, and may cause end-users to further delay or reduce technology purchases. In particular, a portion of our sales are made to customers in countries in Europe, which have been and may continue to be affected by significant economic difficulties. These and other macroeconomic factors had an adverse impact on the sales of the products and services of our constituent companies following the global financial downturn in late 2008, leading to reduced revenues from sales and longer sales cycles. While we experienced growth in revenues from sales of our systems and consumables since 2010, that growth was not sustained in 2015, when our sales decreased. We also face risks that may arise from financial difficulties experienced by our end-users, suppliers and distributors, which may be exacerbated by continued uncertainty in the global economy, including:

●	reduced end-user demand for products and reduced manufacturing activity levels;
●	distributors and end-users may be unable to obtain credit financing to finance purchases of our products;
●	suppliers may be unable to obtain credit financing to finance purchases of sub-assemblies used to build components of products or purchases of raw materials to produce consumables;
●	end-users or distributors may face financial difficulties or may become insolvent, which could lead to our inability to obtain payment for our products; and
●

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

We expect to derive a substantial percentage of our sales from international markets. We derived 41% of our sales in 2015 from countries outside of North America. Accordingly, we face significant operational risks from doing business internationally, including:

●	fluctuations in foreign currency exchange rates;
●	potentially longer sales and payment cycles;
●	potentially greater difficulties in collecting accounts receivable;
●	potentially adverse tax consequences;
●	reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;
●	difficulties in staffing and managing foreign operations;
●	laws and business practices favoring local competition;
●	costs and difficulties of customizing products for foreign countries;
●	compliance with a wide variety of complex foreign laws, treaties and regulations;
●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and
●	being subject to the laws, regulations and the court systems of many jurisdictions.

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

As a public company with significant operations in several countries, we are subject to regulation and must comply with reporting and other requirements in a number of jurisdictions and, to the extent that regulatory authorities assert that we are not in compliance, we could be subject to sanctions which, if material, could materially and adversely affect our business.

As a public company with significant operations in Israel, the United States and many other countries, we are subject to regulation and must comply with reporting and other requirements in a number of jurisdictions. In particular, we are subject to the rules and regulations of the SEC and FINRA, which may elect from time to time to review or investigate our operations, various aspects of our financial statements, our disclosure practices and other matters. As such reviews progress, the regulating agencies may determine that we are and have been in compliance with applicable rules, or they may determine to pursue enforcement actions or other sanctions against us for alleged noncompliance. As an example, on March 3, 2016, the SEC enforcement division issued a subpoena to us requesting a number of documents in connection with an investigation relating to the valuations and other calculations used by us to assess the impairment of goodwill and/or intangible assets included in the balance sheet contained in our filings with the SEC. This matter is at a very preliminary stage, and we intend to cooperate fully with the SEC.

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

We own buildings in Eden Prairie, Minnesota, which we use to conduct our FDM manufacturing and assembly operations, as well as our manufacturing facility in Kiryat Gat, Israel. We are also in the process of constructing our new office facility in Rehovot, Israel, which we also own. Ownership of these buildings and facilities may adversely affect our ability to move some or all of those operations to other locations that may be more favorable. If we were to move any of those operations to other locations, we may have difficulty selling or leasing the property that we vacate. This risk also applies to the facilities that we lease under non-cancellable lease agreements, where we cannot freely vacate the facilities. These limitations on our ability to move could result in an impairment charge, as occurred in 2015 in respect of some of our leased facilities, which negatively impacted our results of operations, and could, in future periods, once again have an adverse effect on our results of operations.

If we do not generate sufficient future taxable income, we may be required to recognize additional deferred tax asset valuation allowances, which would have a further adverse effect on our results of operations.

      The value of our deferred tax assets depends, in part, on our ability to use them to offset taxable income in future years. If we are unable to generate sufficient future taxable income in the U.S. and certain other jurisdictions, or if there are significant changes in tax laws or the tax rates or the period within which the underlying temporary differences become taxable or deductible, we could be required to record valuation allowances against our deferred tax assets. Over the course of 2015, we recorded a valuation allowance of $152.1 million against our deferred tax assets, as it is more likely than not that those deferred tax assets will not be realized in future periods. We will continue to monitor whether the realization of our remaining deferred tax assets is more likely than not. Such valuation allowance resulted, and any required future valuation allowance would result, in an increase in our effective tax rate, thereby having a negative impact on our operating results. If, on the other hand, our estimated future taxable income is increased, the valuation allowances for our deferred tax assets may be reduced, thereby impacting our operating results in a positive manner. These adverse and favorable changes may therefore contribute to the volatility of our consolidated financial results.

Default in payment by one or more resellers or customers from which we have large account receivable balances could adversely impact our results of operations and financial condition.

From time to time, our accounts receivable balances have been concentrated with certain resellers or customers. Default by one or more of these resellers or customers could result in a significant charge against our current reported earnings. We have reviewed our policies that govern credit and collections, and will continue to monitor them in light of current payment status and economic conditions. In addition, we try to reduce the credit exposures of our accounts receivable by credit limits and credit insurance for many of our customers. However, there can be no assurance that our efforts to identify potential credit risks will be successful. Our inability to timely identify resellers and customers that are credit risks could result in defaults at a time when such resellers or customers have high accounts receivable balances with us. Any such default would result in a significant charge against our earnings and adversely affect our results of operations and financial condition.

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

We have been sued by five current or former minority shareholders and former directors of our company who demand that we amend the capitalization table of our company such that certain share issuances prior to the Stratasys-Objet merger to certain of our shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits, which were brought in an Israeli district court in March 2013, also name as defendants certain of our directors, officers and shareholders who previously held those positions prior to the Stratasys-Objet merger. While the court has dismissed the lawsuit of one of the former directors due to lack of cause, the other lawsuits are in the midst of pre-trial hearings.

We are also subject to four additional lawsuits, styled as class actions of our shareholders, which were initiated in the United States District Courts for the District of Minnesota, the Southern District of New York, and the Eastern District of New York on February 5, 9, and 20, 2015, and March 25, 2015, and which name the Company and certain of our officers as defendants. The lawsuits allege violations of the Exchange Act in connection with allegedly false and misleading statements concerning our business and prospects. The plaintiffs seek damages and an award of reasonable costs and expenses, including attorneys’ fees. On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. On July 1, 2015, lead plaintiffs filed their consolidated complaint. On August 31, 2015, the defendants moved to dismiss the consolidated complaint for failure to state a claim. The court heard the motion on December 11, 2015, but has not rendered a decision. We intend to mount vigorous defenses to these lawsuits.

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

As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act, in August 2012 the SEC promulgated final rules regarding disclosure of the use of certain minerals (tin, tantalum, tungsten, and gold), and certain of their derivatives, known as “conflict minerals,” which are mined from the Democratic Republic of the Congo and adjoining countries, as well as procedures regarding a manufacturer’s efforts to prevent the sourcing of such minerals and metals produced from those minerals. As required by these new rules, in 2013, we commenced due diligence efforts to determine our use of conflict minerals, and we made our initial two annual conflict mineral filings with the SEC (for calendar years 2013 and 2014) on June 2, 2014 and June 1, 2015, respectively. The rules require us to make subsequent disclosures no later than May 31 of each following year. A court ruling has overturned part of these SEC rules, by characterizing the required identification of products as “DRC conflict free,” having “not been found to be ‘DRC conflict free’” or “DRC conflict undeterminable” as compelled speech that violates the First Amendment in the United States. Nevertheless, the SEC has appealed the court’s ruling, and the conflict minerals disclosures will remain in place for the report that we will need to submit in 2016 (in respect of the 2015 year). We expect that we will continue to incur additional costs and expenses, which may be significant, in order to comply with these rules. Since our supply chain is complex, ultimately we may not be able to sufficiently verify the origins for any conflict minerals and metals used in our products through the due diligence procedures that we implement, which may adversely affect our reputation with our customers, shareholders, and other stakeholders. In such event, we may also face difficulties in satisfying customers who require that all of our products are certified as conflict mineral free. If we are not able to meet such requirements, customers may choose not to purchase our products, which could adversely affect our sales and the value of portions of our inventory. Furthermore, there may be only a limited number of suppliers offering conflict free minerals and, as a result, we cannot be sure that we will be able to obtain metals, if necessary, from such suppliers in sufficient quantities or at competitive prices. Any one or a combination of these various factors could harm our business, reduce market demand for our products, and adversely affect our profit margins, net sales, and overall financial results.

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

Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies, inventions, processes or improvements. We cannot assure you that any of our existing or future patents or other intellectual property rights will not be challenged, invalidated or circumvented, or will otherwise provide us with meaningful protection. Our pending patent applications may not be granted, and we may not be able to obtain foreign patents or pending applications corresponding to our U.S. patents. The laws of certain countries, such as China, may not provide the same level of patent protection and intellectual property right enforcement as in the United States, so even if we enforce our intellectual property rights or obtain additional patents in China or elsewhere outside of the United States, effective enforcement of such rights may not be effective. If our patents and other intellectual property do not adequately protect our technology, our competitors may be able to offer additive manufacturing systems, consumables or other products similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents, and we may not be able to detect the unauthorized use of our proprietary technology or take appropriate steps to prevent such use.

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

We have devoted substantial resources to the development of our technology, trade secrets, know-how and other unregistered proprietary rights. While we enter into confidentiality and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated, and we may not have entered into such agreements with all relevant parties. Such agreements may be breached and confidential information may be willfully or unintentionally disclosed, or our competitors or other parties may learn of the information in some other way. The disclosure to, or independent development by, a competitor of any of our trade secrets, know-how or other technology not protected by a patent or other intellectual property system could materially reduce or eliminate any competitive advantage that we may have over such competitor.

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

One of our dual corporate headquarters, as well as all of our PolyJet-related system manufacturing and research and development facilities, one of our two PolyJet consumables manufacturing facilities, one of our FDM manufacturing facilities, and some of our suppliers, are located in central and southern Israel. In addition, many of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the winter of 2008-2009, in November 2012 and once again in the summer of 2014, Israel has been engaged in armed conflict with Hamas, a militia group and political party that controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas where some of our manufacturing facilities are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region, including those related to the recent unrest in Syria, could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, parties with whom we have agreements involving performance in Israel may claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the political or security situation in Israel.

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

We report our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the manufacturing, research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation (deflation) amounted to (1.0%), (0.2%) and 1.8% for the years ended December 31, 2015, 2014 and 2013, respectively. The annual appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to (0.3%), (12. 0%) and 6.5% for the years ended December 31, 2015, 2014 and 2013, respectively.

We also have substantial revenues and expenses that are denominated in non-US currencies other than the New Israeli Shekel, particularly the Euro. Therefore, our operating results and cash flows are also subject to fluctuations due to changes in the relative values of the U.S. dollar and those foreign currencies. These fluctuations could negatively affect our operating results and could cause our revenues and net income or loss to vary from quarter to quarter. Furthermore, to the extent that our revenues increase in regions such as Asia Pacific, where our sales are denominated in U.S. dollars, a strengthening of the dollar against other currencies could make our products less competitive in those foreign markets and collection of receivables more difficult.

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

The computation of income taxes is complex because it is based on the laws of numerous taxing jurisdictions and requires significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. Income taxes for interim quarters are based on a forecast of our effective tax rate for the year, which includes forward-looking financial projections. Such financial projections are based on numerous assumptions, including the expectations of profit and loss by jurisdiction. It is difficult to accurately forecast various items that make up the projections, and such items may be treated as discrete accounting. Examples of items that could cause variability in our income tax rate include our mix of income by jurisdiction, tax deductions for share option expense, the application of transfer pricing rules, and tax audits. Future events, such as changes in our business and the tax law in the jurisdictions where we do business, could also affect our rate.

One important assumption that goes into calculation of our tax rate is the tax benefit that we receive in respect of some of our operations in Israel, referred to as “Approved Enterprise” and “Beneficiary Enterprise”, under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in our company, we have estimated that our effective tax rate to be paid with respect to all Israeli operations under these benefit programs is 7% to 12%, based on the current balance of activity between our Rehovot, Israel and Kiryat Gat, Israel facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set at 25% (in 2015 the corporate tax rate was 26.5%). In addition to being subject to the standard corporate tax rate, we would be required to refund any tax benefits that we have already received as adjusted by the Israeli consumer price index, plus interest or other monetary penalties. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Beneficiary Enterprise” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which may cause our effective tax rate to be materially different than our estimates and could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, and that could also adversely affect our effective tax rate and our results of operations.

The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our effective tax rate and our results of operations.

Certain Israeli government grants that we received for certain of our research and development activities in Israel may restrict our ability to transfer manufacturing operations or technology outside of Israel, and failure to satisfy the conditions of those grants with respect to such transfers may require us to obtain a pre-approval from the relevant authorities and pay penalties.

Our Israeli-based research and development efforts were and are financed in part, through grants that we received from Israel’s Office of the Chief Scientist of the Ministry of Economy, or OCS. Through 2006, Objet received approximately $1.5 million, which it repaid in its entirety (including interest thereon) by the end of 2007. More recently, we have received additional funding of approximately $1.4 million, in the aggregate (as of December 31, 2015), under several R&D programs to support certain research and development projects in Israel. Such funding is not subject to royalty obligations on our part.

We must comply with the requirements of the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations, or the Research Law, with respect to those current and past grants. When a company develops knowhow, technology or products using OCS grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the OCS. Therefore, if aspects of our technologies are deemed to have been developed with OCS funding, the discretionary approval of an OCS committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the OCS may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

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

We are organized in Israel. Most of our officers and half of our directors (as of December 31, 2015) reside outside of the United States, and a majority of our assets are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Risks related to an investment in our ordinary shares

If certain of our shareholders sell a substantial number of our ordinary shares, the market price of our ordinary shares could decline.

Former MakerBot stockholders and certain MakerBot employees, former Solid Concepts stockholders and option holders, and certain Solid Concepts employees, and certain Harvest Technologies employees and former stockholders, may resell the ordinary shares that we issued or may issue to them pursuant to the MakerBot transaction, Solid Concepts acquisition or Harvest Technologies acquisition, as applicable, under our Form F-3 registration statement that we filed, which covers the resale of the foregoing groups of shares. Under the terms of the MakerBot and Solid Concepts merger agreements, and the Harvest Technologies stock purchase agreement, we issued at the closing of the transactions on August 15, 2013, July 14, 2014 and August 1, 2014, respectively, 3,921,660 ordinary shares, 978,601 ordinary shares and 175,456 ordinary shares (after withholding certain shares for taxes, where applicable), which may be sold or may have already been sold, in whole or part, to the public following the closings. Those shares together constituted approximately 10% of our issued and outstanding shares, in the aggregate, as of the closing date of the Harvest Technologies acquisition (following the issuance of the shares in the Harvest Technologies acquisition). During 2015, we have issued since the respective closings, an additional 635,939, 236,400 and 26,614 ordinary shares to the selling shareholders and/or employees pursuant to the MakerBot transaction, Solid Concepts acquisition or Harvest Technologies acquisition, respectively, which may be subsequently resold without restriction (assuming that the related registration statement that we have filed remains in effect). We may also issue up to an additional, approximately 741,000 ordinary shares and approximately 69,000 (based on our share price as of December 31, 2015) ordinary shares to the selling shareholders and/or employees in respect of periods through mid-2017 and early 2018 pursuant to the terms of the Solid Concepts merger agreement and Harvest Technologies stock purchase agreement, respectively, which may be subsequently resold without restriction (assuming that the related registration statement that we have filed remains in effect). Sales of a significant number of the foregoing shares in a short period of time could have the effect of depressing the market price of our ordinary shares.

The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.

The market price of our ordinary shares since the Stratasys-Objet merger has been subject to substantial fluctuation. During 2015 and the early part of 2016 (through February 29, 2016), our ordinary shares have traded with closing prices that have ranged from $15.24 to $81.05. It is likely that the price of our ordinary shares will continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including:

●	whether we achieve the perceived benefits of the mergers or acquisitions that we consummate as rapidly or to the extent anticipated by financial or industry analysts;
●	whether the effects on our business and prospects of the mergers or acquisitions that we consummate are consistent with the expectations of financial or industry analysts;
●	variations in our and our competitors’ results of operations and financial condition;
●	market acceptance of our products;
●	the mix of products that we sell, and related services that we provide, during any period;
●	changes in earnings estimates or recommendations by securities analysts;
●	development of new competitive systems and services by others;
●	our announcements of technological innovations or new products;
●	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;
●	developments concerning intellectual property rights;
●	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;
●	changes in our expenditures to promote our products and services;
●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;
●	success or failure of research and development projects of the combined company or its competitors;
●	the general tendency towards volatility in the market prices of shares of technology companies; and
●	general market conditions and other factors, including factors unrelated to our operating performance.

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

Raising additional capital by issuing securities may cause dilution to our shareholders, and may furthermore be difficult in the current market environment.

We may need or desire to raise substantial capital in the future. Our future capital requirements will depend on many factors, including, among others:

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;
●	our degree of success in capturing a larger portion of additive manufacturing demand;
●	the costs of establishing or acquiring sales, marketing and distribution capabilities for our products;
●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims; and
●	the costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise funds by issuing equity or convertible debt securities, it will reduce the percentage ownership of our then-existing shareholders, and the holders of such new securities may have rights, preferences or privileges senior to those possessed by our then-existing shareholders.

The current market price for our ordinary shares, which has declined significantly since its all-time high in periods following the Stratasys-Objet merger, also adversely impacts our ability to raise funds in the capital markets.

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

Under the Companies Law, dividends may only be paid out of our profits and other surplus funds (as defined in the Companies Law) as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event that we do not meet the profit and surplus funds criteria, we can seek the approval of an Israeli court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Due to the acquisition method of accounting utilized for the Stratasys-Objet merger and the MakerBot transaction under GAAP, pursuant to which we were deemed to have acquired Objet’s assets, we have incurred and will continue to incur significant annual amounts of depreciation and amortization expense in respect of those assets (see note 2 to our consolidated financial statements appearing in this annual report for more information on the method of accounting for the MakerBot transaction). We are also subject to the risk of impairment charges from time to time to our acquired assets, as occurred in 2015, when we incurred over $1.2 billion in impairment charges. These significant annual expenses under GAAP have reduced, and may continue to reduce or eliminate, our profits and surplus funds as determined under the Companies Law, and, hence, may restrict our ability to pay dividends (absent court approval).

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

Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2016 (the last business day of our second fiscal quarter of 2016). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2017, we would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2016 and quarterly reports in respect of each of the quarters of 2017) as if we were a company incorporated in the U.S., which, among other things, could result in increased compliance and reporting costs to us.

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

We have prepared for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our management’s report. The continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. If our business continues to grow internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure that they remain effective overall. Over the course of testing our internal controls, our management may identify material weaknesses, which may not be remedied in a timely manner on an ongoing basis. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

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

Although we do not believe that we were a PFIC in 2015, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2016 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and the future value of our assets. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information—Taxation—U.S. Federal Income Tax Considerations—Tax Consequences if We Are a Passive Foreign Investment Company”.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and Development of the Company

Our legal and commercial name is Stratasys Ltd., and we are the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd. Stratasys, Inc. was incorporated in Delaware in 1989, and Objet Ltd. was incorporated in Israel in 1998, under the name Objet Geometries Ltd., which was changed in 2011 to Objet Ltd. On December 1, 2012, the two companies completed the Stratasys-Objet merger, pursuant to which Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet Ltd., and Objet Ltd. changed its name to Stratasys Ltd. Also, as part of that transaction, the ordinary shares of Stratasys Ltd. were listed on the NASDAQ Global Select Market under the trading symbol “SSYS”, in place of the listing of the common stock of Stratasys, Inc., which had also traded under that symbol. On August 15, 2013 we acquired Cooperation Technology Corporation, or MakerBot, which was the direct parent company of MakerBot Industries, LLC, a leader in desktop 3D printing, and which owned and operated Thingiverse.com, a website dedicated to the sharing of user-created digital design files. The business of MakerBot (including Thingiverse.com) is now operated by a subsidiary of our company. In July 2014 and August 2014, we completed the acquisitions of Solid Concepts and Harvest Technologies, respectively, two leading providers of additive manufacturing services. Following those last two acquisitions, in 2015, we introduced our branded Stratasys Direct Manufacturing, or SDM, service, which significantly broadened and increased our production and offering of AM parts, which are used by our customers as prototypes, benchmarks and end-use parts.

We have dual headquarters. Our registered office and one of our two principal places of business is located at 2 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, and our telephone number at that office is (+972)-74-745-4314. Our other principal place of business is located at 7665 Commerce Way, Eden Prairie, Minnesota, and our telephone number there is (952) 937-3000. Our agent in the United States is S. Scott Crump, our Chairman of the Executive Committee, whose address is c/o Stratasys Inc. at the address of our Eden Prairie, Minnesota headquarters. Our World Wide Web address is www.stratasys.com. The information contained on that web site (or on our other web sites, including www.objet.com) is not a part of this annual report. As an Israeli company, we operate under the provisions of Israel’s Companies Law, 5759-1999.

In 2015, 2014 and 2013, our capital expenditures amounted to $87.0 million, $62.3 million and $39.7 million, respectively, of which $84.3 million, $60.5 million and $33.3 million, respectively, which was principally related to the purchase of property, plant and equipment. During 2015, our principal property and equipment purchase was our new property in Rehovot, Israel, which we own, and where we are currently constructing a new facility. This new facility, towards which we paid $39.1 million during 2015, will house our new Israeli headquarters, research and development facilities and certain manufacturing activities. Our remaining capital expenditures in 2015 related primarily to manufacturing and engineering development equipment, leasehold improvements and computer systems and software applications.

Other purchases of property and equipment that we have made over 2014 and 2013 have been mainly for facilities expansion, research and development, manufacturing equipment and information technology, primarily for our facilities in the United States, Israel and Germany. These expenditures were financed internally from our working capital.

B. Business overview

We are a leading global provider of 3D printing and additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We believe that the range of 3D printing consumable materials that we offer, consisting of 14 Fused Deposition Modeling, or FDM, cartridge-based materials, 25 PolyJet cartridge-based materials, five Smooth Curvature Printing, or SCP, inkjet-based materials and 158 non-color digital materials, and over 1,500 color variations, as well as our four SolidScape non-toxic thermoplastic modeling materials, is the widest in the industry. Our services offerings include Stratasys Direct Manufacturing printed parts service as well as our professional services.

3D printing, which is also referred to as additive manufacturing, is transforming prototype development manufacturing processes and is displacing (or, in certain cases, complementing) certain segments of traditional, or subtractive, manufacturing methodologies such as metal extrusion, computer-controlled machining and manual modeling techniques. With respect to product design and prototype development, 3D printing significantly improves the design process, reduces the time required for product development and facilitates creativity, while keeping the most or all of the design process in-house. 3D printing also enables the direct manufacture of parts that are subsequently incorporated into a user’s end product. In addition, manufacturers are increasingly using 3D printing systems to produce manufacturing tools and fixtures that aid in their production and assembly processes. While 3D printing has historically been focused on design and manufacturing applications, 3D printing is beginning to show signs of broader adoption through simplification, with the growth of entry-level desktop 3D printers.

Our products and services are used in different applications by customers in a broad array of industries, including aerospace, automotive, consumer electronics, consumer goods, medical processes and medical devices, education, dental, jewelry and more. Our customers range from individuals and smaller businesses to large, global enterprises, and we include a number of Fortune 100 companies among our customers.

We offer a broad range of systems, consumables and services for 3D printing and additive manufacturing. Our wide range of solutions, based on our proprietary 3D printing technologies and materials, enhance the ability of designers, engineers and manufacturers to:

●	visualize and communicate product ideas and designs;
●	verify the form, fit and function of prototypes;
●	manufacture tools, jigs, fixtures, casts and injection molds used in the process of manufacturing end-products;
●	manufacture customized and short-run end-products more efficiently and with greater agility; and
●	produce objects that could not otherwise be manufactured through subtractive manufacturing methodologies.

The primary focus of our 3D printing solutions has been for use for prototyping, tooling and manufacturing, and within the vertical markets of auto, aero, medical, dental, jewelry and education. Our product portfolio consists of five series of 3D printing systems and the consumables used in those systems. These series are the MakerBot desktop series, the Idea Series, the Design Series, the Production Series and the Dental Series. Collectively, this portfolio offers a variety of performance options for our customers, depending on their desired application, as well as on the nature and size of the designs, prototypes or end-products they seek to produce. Our wide range of systems allows us to offer our customers systems at a number of different price points, depending on the features that our customers desire.

As of December 31, 2015, we have sold approximately 146,024 systems globally, including approximately 98,579 sold by MakerBot, on a pro-forma combined basis. We benefit from recurring revenues from the sale of resin and plastic consumables and related services. We provide products and services to our global customer base throughout our offices in North America and internationally, including: Frankfurt, Germany; Hong Kong; Mexico; São Paulo, Brazil; Shanghai, China; St. Gallen, Switzerland; and Tokyo, Japan, as well as through our worldwide network of more than 200 agents and resellers. Additionally, through the MakerBot transaction, we have added an online sales channel. We have more than 2,700 employees and hold more than 800 granted patents or pending patent applications worldwide.

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

3D printing addresses the inherent limitations of traditional modeling technologies through its combination of functionality, quality, ease of use, speed and cost. 3D printing can be significantly more efficient and effective than traditional model-making techniques for use across the design process, from concept modeling and design review and validation, to fit and function prototyping, pattern making and tooling, to direct manufacturing of repeatable, cost-effective parts, short-run parts and customized end products. Introducing 3D modeling earlier in the design process to evaluate fit, form and function can result in faster time-to-market and lower product development costs.

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

Desktop 3D printer usage has shown rapid growth, with the introduction and adoption of affordable entry-level 3D printers and increased availability of content. These entry-level desktop printers are driving substantially increased market adoption by professional designers, education institutes, as well as by domestic users. We expect that the adoption of 3D printing will continue to increase over the next several years, in terms of design applications, on the one hand, and DDM applications, on the other hand. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D computer-aided-design, or CAD, and other simplified 3D authoring tools), as well as increased availability of 3D scanners. We also believe that increased adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability of entry-level systems. We have taken an active role in the facilitation of the growth of the 3D printing market via our strategic partnerships and alliances in bringing intuitive, design-to-3D print solutions to the market, such as through our GrabCAD community, which provides engineers and designers a resource for CAD models helping them communicate ideas and share designs. We also believe that the increasing adoption of 3D printing in manufacturing processes serves as an important source of growth in the 3D printing industry.

Stratasys solutions

Range of solutions

We provide an integrated solutions offering that includes compatible products and services that are designed to meet our customer needs in an efficient manner, consisting of a broad range of systems, consumables and services for additive manufacturing. Our solutions address our customers’ needs for 3D printing, including printing systems, a compatible scanner, consumables, software, paid parts, strategic consulting and professional services, and 3D content.

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

Our solutions offering is characterized by the following distinguishing qualities:

●	material properties of printed objects, such as heat resistance, toughness, brittleness, elongation-to-break, color and flexibility;
●	quality of printed objects measured by, among other things, resolution, accuracy and surface quality;
●	multiple production-grade modeling materials;
●	reliability of printing systems;
●	speed of printing, including a one-step automated modeling process;
●	customer service;
●	ability to be used in an office environment;
●	ease of use; and
●	automatic, hands-free support removal.

Range of technologies and differentiating factors

Our solutions are driven by our proprietary technologies, brought together through the combination of our constituent companies, each of which was a leader in the 3D printing industry. We hold more than 800 granted or pending patents internationally, and our 3D printing systems utilize our patented FDM® and inkjet-based PolyJet™ technologies to enable the production of prototypes, tools used for production and manufactured goods directly from 3D CAD files or other 3D content. We believe that our broad range of product and service offerings is a function of our 3D printing technology leadership.

A key attribute of our FDM® 3D printing technology is its ability to use a variety of production grade thermoplastic building materials that feature surface resolution, chemical and heat resistance, color, and mechanical properties necessary for production of functional prototypes and parts for a variety of industries with specific demands and requirements. Use of these materials also enables the production of highly durable end parts as well as objects with soluble cores for the manufacture of hollow parts, the manufacture of which were previously dependent on slower and more expensive subtractive manufacturing technologies.

We believe that this technology is differentiated by a number of factors that make it appropriate for 3D printing and DDM. These factors include:

●	the ability to use FDM® systems in an office environment due to the absence of hazardous emissions;
●	the relative absence of post-production processing;
●	minimal material waste;
●	better processing and build repeatability;
●	ease of use, with minimal system set up requirements;
●	no need for costly replacement lasers and laser parts; and
●	a high degree of precision and reliability.

We believe that our inkjet-based 3D printing technology is primarily differentiated from other competing technologies in its ability to scale and deliver high-resolution and multi-material, multi-color 3D printing. Our easy-to-use, high-speed PolyJet™ 3D printers create high-resolution, smooth surface finish models that have the look, feel and functionality of the final designed product. We offer a wide variety of office-friendly resin consumables, including rigid and flexible (rubber-like) materials and bio-compatible materials for medical applications. Using our PolyJet™ Matrix technology, our solutions also offer the only 3D printing systems that deposit multiple materials simultaneously. This enables users, in a single build process, to print parts and assemblies made of multiple materials that each retain their distinct mechanical and physical properties. For example, users can print objects with both rigid and flexible portions in a single build, or mix different base colors in order to achieve desired color tone. The PolyJet™ Matrix technology also enables on-demand mixing of a wide variety of resins to create a wide range of pre-defined digital materials, which are composite materials with modified physical or mechanical and color properties that result from the combination of multiple materials. The wide range of colors in which objects can be printed (over 1,500, as noted below) is another one of the key differentiating attributes for our 3D printers.

Our PolyJet inkjet-based 3D printing technology is also currently distinguished by its ability to offer transparent material printing in an office environment system. Transparency is a desired feature in the design and engineering phases of product development and is applicable in automotive, consumer products and consumer electronics. The main applications are lighting components, tubing and piping, package optimization, and fluid analysis.

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

We offer 14 FDM cartridge-based materials, 25 PolyJet cartridge-based materials, five SCP inkjet-based materials and 158 non-color digital materials, and over 1,500 color variations for our 3D printers, which we believe is the widest range of materials in the industry.

Customers

We have a diverse set of customers worldwide, with no single customer or group of affiliated customers nor any individual sales agent or group of affiliated sales agents accounting for more than 10% of our sales in 2015, 2014 or 2013. Our solutions are used across a wide array of applications in a variety of different industries.

Our competitive strengths

We believe that the following are our key competitive strengths:

●	Differentiated product offerings with superior model quality. Our portfolio of 3D printing systems is differentiated through a combination of superior printing qualities, accuracy, print speed, the ability to print a range of materials with varying levels of strength, chemical and heat resistance, color and mechanical properties, the ability to print multiple materials simultaneously and suitability for office environments. Our offering spans the spectrum from entry-level desktop printers to high-end solutions for complex operations. Our FDM-based systems enable highly precise printing of 14 different durable thermoplastic materials, enabling a wide range of DDM applications with little or no post-production processing. Our PolyJet inkjet-based systems jet ultra-thin layers of material that enable significant accuracy, high resolution and smooth finish to printed models. For use with these systems we offer a wide variety of office-friendly resin consumables, including rigid, flexible (rubber-like), transparent and color materials. We believe that we offer the only printing system that utilizes the simultaneous jetting of three materials to enable end-users to print models with rigid, flexible and color materials, in virtually unlimited combinations, in a single build. Our SolidScape SCP thermoplastic ink-jetting technology offers high-precision milling of each printed layer, enabling extremely high resolution with precise details and fine surface finish. We also offer the only multi-color, multi-material 3D printing system in the market.

●	Integrated solutions offering/ecosystem. We provide an integrated solutions offering that includes compatible products and services that are designed to meet the full gamut of our clients’ needs in an efficient manner, consisting of a broad range of systems, consumables and services, including:

●	3D printers
●	Materials
●	Professional services
●	Parts on demand
●	Vertical applications
●	Strategic consulting
●	Partnerships and alliances
●	Enhanced collaboration among industry professionals, via our GrabCAD community, which provides engineers and designers a resource for CAD models and helps them communicate ideas and share designs.

●	Proprietary technology platforms with multidisciplinary technological expertise. We believe that our proprietary 3D FDM and 3D inkjet-based PolyJet printing engines offer end users the versatility and differentiated features necessary for a wide variety of current and potential applications. We combine our proprietary hardware platforms, featuring widely-deployed inkjet printer heads or easy-to-use extrusion heads with integrated software and 39 proprietary materials to develop and produce leading 3D printing systems. This allows us to offer a spectrum of 3D printers and printing systems of varying features, capacities and price points, and to migrate the advanced features of our high-end products to our entry-level products with greater efficiency. Our 3D printing solutions integrate innovations in a wide range of scientific disciplines, such as physics, chemistry, and mechanical and electrical engineering, as well as software development. We have made significant investments in developing and integrating technologies into our hardware platform, software and proprietary consumables. We believe that we have a strong base of technology know-how. Our patent portfolio consists of more than 800 granted or pending patents internationally. We believe that we have a culture of innovation, and we expect to continue to enhance our solutions both to further drive market adoption of 3D printing and to broaden our market reach.

●	Leading Direct Manufacturing Business. Our newly branded Stratasys Direct Manufacturing service business, which comprises our legacy RedEye parts business combined with the recently acquired Solid Concepts and Harvest Technologies, is one of the largest and leading AM parts service providers globally. This unit’s knowledge of and experience in AM, including materials and systems know-how, and AM end-use parts production is expected to enhance our DDM offering suite. This unit offers a wide array of underlying printing technologies and materials. Furthermore, Stratasys Direct Manufacturing enables us to offer a broader solution to our customers, catering to more of their 3D printing needs, whether by supply of 3D printers or of 3D printed parts. We believe this offering creates better customer intimacy and a competitive advantage for Stratasys.

●	Large and growing installed base. Our differentiated offerings have led to a large and growing installed base. As of December 31, 2015, we have sold approximately 146,024 systems globally, including approximately 98,579 sold by MakerBot, on a pro-forma combined basis. The significant installed base has resulted in greater distribution reach and enhanced opportunities for cross selling, given the significantly broadened and complementary product offerings. It furthermore presents us with an opportunity to generate recurring revenues from sales of consumables to the installed base.

●	Leading position in desktop 3D printing. With the acquisition of MakerBot, we have expanded our solutions for 3D printing, encompassing accessible desktop 3D printers and materials and leading content creation and sharing solutions. We believe that this category is poised for significant growth driven by broader adoption of 3D printing and an increase the in number of applications where 3D printing is used. We believe our installed base, brand awareness and portfolio of solutions in this category positions us well to capitalize on the continued growth of this category.

●	Diverse, global customer base. We have a broad customer base, ranging from global market leading brands to small businesses and professionals and individuals. Our end-users include companies across a wide range of industries and applications, including automotive, aerospace, architecture, consumer products, educational institutions, defense, medical analysis, medical systems, electronics, and heavy equipment.

●	Extensive global reach. With more than 200 channel partners around the world, we are well positioned to leverage the extensive geographic reach of our marketing and sales organization to serve customers and grow awareness of 3D printing for RP and DDM. The merger between Stratasys and Objet has already resulted in greater distribution reach and enhanced opportunities for cross selling into our combined company’s installed base, given the significantly broadened and complementary product offerings the merger produced. In addition, through the MakerBot transaction we have added an online sales channel.

●	Readily accessible technology for customers. Some of our 3D printing systems may be accessed through PTC and Adobe computerized design solutions, which enable wider adoption of our 3D printing solutions by designers and manufacturers in a simplified and more accessible manner.

Our growth strategy

The key elements of our strategy for growth include the following:

●	Identifying new vertical applications for our proprietary 3D printing technologies. We believe that the proliferation of 3D content, advancements in AM technology platforms and the introduction of improved materials will continue to drive growth in 3D printing. We intend to invest in the identification of new applications (especially DDM applications) for which our proprietary printing technologies and materials are appropriate. In addition, we seek relevant niche applications where AM can provide substantial value, and develop a comprehensive solution to address these opportunities. We also intend to encourage existing and potential customers to identify new applications in part by increasing awareness of the features of our technology and product offerings.

●	Increasing adoption of AM manufacturing solutions. We believe that the adoption of 3D printing for manufacturing applications can be accelerated through working intimately with our customers and the 3D printing ecosystem, to reduce the complexity of using our solutions. We are investing in developing professional services capabilities to enhance our customers’ ability to use our solutions. In addition, we collaborate with strategic partners in our ecosystem to streamline the integration of 3D printing solutions into the business processes of our customers.

●	Driving further adoption through desktop systems. We expect to drive market adoption through increased sales of our desktop systems. These systems are expected to penetrate a broad and largely untapped addressable market, targeting small design teams within large organizations, small and medium-sized businesses, educational institutes and individuals. We expect to leverage our growing Thingiverse community to accelerate adoption. We expect to incorporate certain additional features of our high-end series of printers into our entry-level series over time.

●	Leveraging our global reach to expand the customer base and further penetrate existing customers. We have a network of more than 200 resellers and selling agents around the world and various online channels. We will seek to increase the penetration of our existing customer base by enabling customers to streamline purchasing processes and by increasing cross-selling into our installed base. We intend to reach new customers and increase sales to existing customers by providing access to new solutions that address customers’ specific needs. These solutions include those offered by our Stratasys Direct Manufacturing service. As part of this strategy we intend to grow awareness of 3D printing solutions for RP and DDM and to develop industry specific sales channels as part of our effort to commercialize a broader range of new DDM applications. Additionally, we expect to significantly expand our online presence and leverage our sales channel to the broader public.

●	Maintaining and extending our technology lead. Our multidisciplinary technological leadership, as evidenced by our more than 800 granted or pending patents internationally, underpins our proprietary hardware, integrated software and range of 3D printing materials, which consist of range of 39 PolyJet/FDM cartridge-based materials, five SCP inkjet-based materials and 158 non-color digital materials, and over 1,500 color variations. We will seek to extend our technological capabilities by continuing to invest in our R&D efforts, which focus on enhancing our 3D PolyJet and FDM printing technologies as well as developing new innovative solutions for 3D printing. In addition, we will continue developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications. We believe that by enhancing our AM technological capabilities and by developing and introducing new materials for our 3D printing and production systems, we will be able to increase both the size of, and our share of, the 3D printing marketplace.

●	Continuing servicing our installed base. Today our company has the largest AM solutions installed base in the industry. We consider the relationship with our customers to be a valuable asset, as reflected in our customer satisfaction surveys. We plan to continue nurturing these relationships to enhance the intimacy with our customers, which will allow us to address their needs better through innovative and holistic prototyping and manufacturing solutions of printers and materials, AM printed parts service and advanced professional services.

●	Growing through complementary acquisitions. We intend to selectively pursue acquisitions to expand our product offerings, go to market and overall growth and market penetration. Accordingly, we may consider acquisitions and investments in order to effect and accelerate our other growth strategies.

●	Strategic consulting. We help customers to develop their 3D printing and additive manufacturing vision and strategies, and assist them in implementation.
●	Integrated solutions offering. Due in major part to a series of acquisitions, we have in place an offering of solutions that includes a complete gamut of compatible systems, consumables and services (parts on-demand, professional services and strategic consulting) that are designed to meet our clients’ needs in an integrated, complete manner. We intend to leverage that as a basis for generating additional sales and revenues from existing customers and attracting new customers.

●	Enhanced collaboration. Our GrabCAD community, which fosters collaboration among engineers and designers and helps them to communicate ideas and share designs, enhances the likelihood that we can draw from these new collaborations and enhance awareness, and, as a result, sales, of our integrated solutions.

Products and services

Our products

Our product portfolio consists of five series of 3D printing systems and the consumables used by those systems. Our product series comprise the MakerBot desktop series, the Idea Series, the Design Series, the Production Series and the Dental Series. Collectively, this portfolio of products offers a broad range of performance options for users, depending on their desired application, as well as on the nature and size of the designs, prototypes or end-products they seek to produce. Our products are available at a variety of different price points and include entry-level desktop 3D printers, a range of systems for RP, and large production systems for DDM. We also offer a range of 3D printing materials consisting of 14 FDM cartridge-based materials, 25 PolyJet cartridge-based materials, five SCP, inkjet-based materials and 158 non-color digital materials, and over 1,500 color variations. The performance of our different systems varies in terms of capabilities, which are related to the following features:

●	print speed;
●	resolution;
●	materials;
●	resin cartridge capacity and filament spool size;
●	maximum model (or tray) size; and
●	duty cycle, or the number of parts that a printer can produce over a given period of time without requiring maintenance.

Our systems also integrate our software and are supported by services that we provide to our customers, both directly and through our reseller channel.

Printing systems

Our 3D printing systems are described below:

Design Series: Our Design Series includes the Dimension and Objet brands. The Dimension brand features our FDM technology and the Objet brand features our PolyJet technology. The technology available in this series makes it well suited for all aspects of RP, from design visualization and communication to form and fit verification to model building for functional testing. This series also offers a variety of products that provide customers with a broad range of choices of features such as printing capacity, production speed and price. The Dimension product line allows users to create parts in ABSplus plastic. This material enables production of parts with the strength required for true form, fit and functional testing. The Connex Systems are our most advanced PolyJet-based printer line featuring the highest capacity and offering the broadest set of features, including the ability to jet three materials simultaneously, with rigid, flexible and color characteristics, in virtually unlimited combinations, in a single build. These systems are most fit for manufacturing processes such as jigs and fixtures, injection molding and tooling applications.

Production Series: The Production Series includes our Fortus, PolyJet and Solidscape brands, all of which are typically used for DDM applications. 3D Production Systems driven by PolyJet technology work by jetting state-of-the-art photopolymer materials in ultra-thin layers onto a build tray, layer by layer, until the part is complete. The intuitive Objet Studio software manages the process. And, with multi-material 3D production systems, you can combine different material properties in the same part, in a single print – gaining ultimate versatility. Our proven FDM technology is the foundation for the Fortus 3D Production Systems. Durable, production-grade thermoplastic is heated in an extrusion head and deposited in thin layers on a modeling base. The part is built, layer upon layer, with exactness from the bottom up. Insight software provides advanced control over build parameters. When the part is complete, the soluble or breakaway support material is removed, leaving an accurate, durable part that’s environmentally stable. We also offer our Solidscape line of 3D printers for DDM applications. This line of products combines patent-protected, SCP thermoplastic ink-jetting technology and high-precision milling of each layer, with our proprietary graphical front-end ModelWorks software. Objects created with these systems feature extremely high pattern resolution and accuracy and are used primarily for jewelry products and dental applications.

MakerBot Replicator series: Our MakerBot Replicator series represents our desktop 3D printers, compact, and professional-grade 3D printers. Our desktop and compact 3D printers are affordable, and designed for easy, desktop use and are typically used by individuals operating alone or within an enterprise. Our larger, professional 3D printer has a large build volume ideal for industrial prototypes, models and products. We acquired MakerBot in August 2013 to enhance our desktop offerings. In addition to the Replicator 3D printer series, our MakerBot portfolio includes the Digitizer, which is a 3D scanner that allows customers to scan an object and convert it into a digital file that can subsequently be printed.

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

Consumable materials

We sell a broad range of 3D printing materials, consisting of 14 FDM cartridge-based materials, 25 PolyJet cartridge-based materials, five SCP inkjet-based materials and 158 non-color digital materials, and over 1,500 color variations for use in our 3D printers and production systems. The sale of these materials provides us with a recurring revenue stream from users of our 3D printers and production systems.

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

Each material has specific characteristics that make it appropriate for various applications. The ability to use different materials allows the user to match the material to the end use application, whether it is a pattern for tooling, a concept model, a functional prototype, a manufacturing tool, or a DDM end use part.

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

Integrated software

We offer suites of integrated software with our various 3D printing systems; each is designed to make the process of creating high-quality, highly detailed and accurate models more efficient. Our software supports commonly used 3D file formats and converts three-dimensional CAD databases into the appropriate code to operate our 3D printing systems. Our software also provides a wide range of features, including automatic support generation, part scaling, positioning and nesting, as well as geometric editing capabilities.

Our different software suites are specifically designed for our different 3D printing systems and their different applications. Accordingly, certain software focuses on increasing build speed and improving the design engineer’s control and efficiency over the entire build process. Other software suites offer simple “click & build” preparation and print tray editing, and provide easy, accurate job timing estimation and full job control, including queue management. Similarly, we offer software that allows users to make adjustments to 3D printing properties. For example, for our Connex line of 3D printers, our software enables users to change the color and material mix in the printing process, allowing users to quickly modify the properties of the model being printed.

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

Online Community

Thingiverse.com

Thingiverse is our online community for sharing downloadable, digital 3D designs. The Thingiverse platform enables users to share and customize their digital designs. We believe that Thingiverse is the largest repository of free 3D printable content available to consumers. Thingiverse includes more than 1 million public designs available for downloading. We have had more than one million uploads and more than 200 million downloads of designs via this platform.

GrabCAD Community

We operate the GrabCAD Community for mechanical engineers and designers, where members can upload and download free CAD models, post and answer mechanical engineering questions, and participate in design challenges. This community had more than 2.7 million members at the end of 2015. The GrabCAD community provides engineers and designers a resource for CAD models helping them communicate ideas and share designs. As of December 31, 2015, there were 1.18 million CAD files available on, and there had been approximately 3.5 million downloads from, the GrabCAD community.

Our services

Support services and warranty

Customer support

Our customer support department provides on-site system installation, basic and advanced operation training, a full range of maintenance and repair services and remote technical support to users of our products. We provide support to our customers directly and through our resellers, ensuring that support and parts may be readily obtained worldwide. We also offer training to our customers, particularly on our high-performance systems. Our support network consists of the following:

●	More than 500 trained, Stratasys-certified engineers providing worldwide, on-site installation, training and support.
●	Direct support engineers through our company.
●	Indirect support engineers through certified partners, including third-party service organizations or selected resellers who provide support for our systems.
●	Phone and direct on-site company support in eight languages, and resellers indirect support in local languages.
●	Service logistics in key regional centers.
●	Training facilities and resources in regional centers.
●	Computerized management system and knowledge distribution platform to ensure high-quality support for our customers, including secure remote access to a customer service database containing service history and technical documentation to aid in troubleshooting and repairing systems.

●	Support, tools and up-to-date information to our direct customer and distribution channels from our product support engineering team.

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

Leasing

We offer our customers the option to lease or rent 3D printers and 3D production systems. We also offer a ‘Try Before You Buy’ program, which provides businesses the ability to try out a 3D printer prior to deciding whether or not it’s the right fit for their company. The potential purchasers of a 3D printer receive customer support from our company during the trial period.

Professional Services and Strategic Consulting

Strategic Consulting

Stratasys Strategic Consulting is designed to help customers build their 3D printing and additive manufacturing vision and strategy, support implementation and optimize 3D printing workflows. For many companies, the rapid growth and development of 3D printing has created a gap in corporate knowledge, understanding and strategic ownership. Stratasys Strategic Consulting spans the entire supply chain, from raw materials to retail, developing new products, services and business models. Working with the world’s biggest brands, we empower organizations to transform the way they imagine, design and make things using 3D printing.

We combine our expert consulting and thought leadership with a unique set of software tools and methodologies. We help organizations build a 3D strategy that will address the needs of their customers, adding significant value to the business and the bottom line. This generally occurs via three steps:

1. Opportunity Analysis & Identification. We gain a clear understanding of our customers’ strategic imperatives and what external drivers are influencing an organization. We consider the global mega-trends impacting the product portfolio and help conceptualize products and services to be delivered using 3D printing.

2. Solution Identification. In order to find the most appropriate technology solution, we consider a wide range of factors, including materials feasibility, production economics, scalability, environmental impact and return on investment, or ROI. Many of our 3D printed business concepts can then be tested using the unparalleled capacity of our own production facility.

3. Strategy Development. Our strategic plans consider the most appropriate capital investment or out-sourcing models, or the technology development roadmap needed to launch a future 3D printed product to the market. We help to identify potential shortfalls in current technologies, highlighting areas for collaborative research and development.

Professional Services

When organizations bring additive manufacturing into their facilities, Stratasys Professional Services helps to build a smooth, unified workflow with existing manufacturing resources and practices. Stratasys Professional Services were built to help customers navigate the additive manufacturing ecosystem and ensure that they are maximizing the systems and solutions to their fullest potential. Each customer is unique and requires a different tailor-made solution. Each engagement starts with an assessment process to perfectly match the right solution to the customer. Our approach is modular and can be adapted to any size manufacturer, bringing additive manufacturing into Product Lifecycle Management - from Concept through Manufacturing.

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

Marketing, sales and distribution

Marketing

Our marketing strategies are focused on increasing awareness of our key solutions and services, strengthening our leadership brand positions, accelerating and supporting sales growth, and increasing customer loyalty. We initiate marketing programs and campaigns to drive demand and lead generation throughout the countries in which we and our resellers and agents operate. We are also investing in programs to support our strategic account and select vertical industry sales efforts.

We use a variety of inbound and outbound marketing methods to reach potential customers. Examples of inbound methods include digital marketing demand and lead generation programs including blogs, social media, search marketing (Search Engine Optimization and Pay-Per-Click advertising), lead nurturing with, webinars, white papers etc. Outbound channel examples include digital and print communication programs, press relations, direct mail and e-mail campaigns, tradeshows, newsletters, industry associations and referrals. In addition, we have built and maintain on-site product and technology demonstration capabilities in certain regional offices across the world.

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

Geographical structure of sales organization

The primary sales organization for our 3D printers and production systems including related consumables, materials and services is divided into groups based on the following geographical regions: North America; Europe and Middle East; Asia Pacific; and Latin America. This structure allows us to align our sales and marketing resources with our diverse customer base. Our sales organization in each region provides sales support to the network of independent reseller and sales agent locations throughout the particular region. We also operate sales and service centers in various locations throughout North America and internationally, including: Frankfurt, Germany; Hong Kong; Mexico; São Paulo, Brazil; Shanghai, China; St. Gallen, Switzerland; and Tokyo, Japan.

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

We invest a significant amount of our resources in R&D, because we believe that superior technology is a key to maintaining a leading market position. Our net R&D expenses were approximately $122.4 million, $82.3 million and $52.3 million in the years ended December 31, 2015, 2014 and 2013, respectively.

Our consumable materials development and production operations for our FDM and PolyJet systems are located at our facilities in Eden Prairie, MN, and Kiryat Gat, Israel. The development and production facility for our Solidscape operations are located in Merrimack, New Hampshire, whereas the facilities for our MakerBot operations are located in various locations in NY. We regard the consumable materials formulation and manufacturing process as a trade secret and hold patent claims related to these products. We purchase and formulate raw materials for our consumables production from various polymer resin and thermoplastic materials suppliers with different levels of processing and value-add applied to the raw materials.

Intellectual property

We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trade secrets, and confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others. All patents and patent applications for rapid prototyping processes and apparatuses associated with our technology were assigned to us by those inventors. The principal granted patents relate to our FDM systems, our PolyJet and PolyJet Matrix technologies, our 3D printing processes and our consumables, certain of which have already expired and certain of which have expiration dates ranging from 2016 to 2035.

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

In addition, we own certain registered trademarks and make use of a number of additional registered and unregistered trademarks, including “Stratasys,” “For a 3D World,” “Objet,” “PolyJet,” “Connex,” “Eden,” “FDM”, “Fortus,” “Dimension,” “Uprint,” “Mojo,” “FullCure,” “Stratasys Direct Manufacturing,” “Solidscape,” “Solid Concepts,” “GrabCAD,” “MakerBot,” “Thingiverse,” “Replicator,” “RedEyE,” “Harvest Technologies,” “GrabCAD Workbench” and “The 3D Solutions Company.”

We believe that, while our patents provide us with a competitive advantage, our success depends primarily on our marketing, business development, applications know-how and ongoing research and development efforts. Accordingly, we believe that the expiration of any single patent, or the failure of any of single patent application to result in an issued patent, would not be material to our business or financial position. In any event, there can be no assurance that our patents or other intellectual property rights will afford us a meaningful competitive advantage. Please see the risk factor related to the expiration of our patents in “Item 3.D Risk Factors— Risks related to our intellectual property.”

Competition

Our principal competitors consist of other developers of additive manufacturing systems as well as other companies that use FDM and inkjet-based technologies to compete in additive manufacturing. A variety of additive manufacturing technologies compete with our proprietary technologies, including:

●	Stereolithography;
●	Selective Laser Sintering;
●	Powder Binding; and
●	Digital Light Projection.

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

For our entry-level and lower-end systems and materials, we face competition from a variety of sources, including FDM, SLA and DLP companies such as 3D Systems Corporation, XYZ Printing and Ultimaker. The competing offerings in the lower-end categories vary based on cost, printer and part quality, support materials, speed, ease of use, software ecosystem and reliability.

We are positioned to compete in our industry mainly on the following bases, which we view as competitive strengths:

●	material properties of printed objects, such as heat resistance, toughness, brittleness, elongation-to-break, color and flexibility;
●	quality of printed objects measured by, among other things, resolution, accuracy and surface quality;
●	multiple production-grade modeling materials;
●	reliability of printing systems;
●	speed of printing, including a one-step automated modeling process;
●	customer service;
●	ability to be used in an office environment;
●	ease of use; and
●	automatic, hands-free support removal.

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

Seasonality

Historically, our results of operations have been subject to seasonal factors. Stronger demand for our products has historically occurred in our fourth quarter primarily due to our customers’ capital expenditure budget cycles and our sales compensation incentive programs. Our first and third quarters have historically been our weakest quarters for overall unit demand. Although the first quarter has had higher volumes in recent years from the successful introduction of new products, it is typically a slow quarter for capital expenditures in general. The third quarter is typically when we see our largest volume of educational related sales, which normally qualify for special discounts as part of our long-term penetration strategy.

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

Global operations

We have offices in Brazil, China, Germany, Hong Kong, Israel, Japan, Korea, Mexico, Switzerland, the United Kingdom and the United States, and organize our operations by geographic region, focusing upon the following key regions: North America; Europe; Asia Pacific; and Latin America. Our products are distributed in each of these regions, as well as in other parts of the world. Our customers are dispersed geographically, and we are not reliant on any single country or region for most of our product sales and services revenues, although 59% of our 2015 sales were made in North America and our SDM printed parts services are based in the United States and therefore reliant on United States customers. A breakdown of our consolidated revenues by geographic markets and by categories of operations (that is, products and services) for the years ended December 31, 2015, 2014 and 2013 is provided in “Item 5.A Operating and Financial Review and Prospects—Operating Results.”

In maintaining global operations, our business is exposed to risks inherent in such operations, including currency fluctuations, market conditions, and inflation in the primary locations in which our operating expenditures are incurred. Information on currency exchange risk, market risk, and inflationary risk appears elsewhere in this annual report in “Item 3.D Risk Factors” and in “Item 11. Quantitative and Qualitative Disclosure About Market Risk— Foreign Currency Exchange Risk.”

Employees

The total number of our full-time equivalent employees, and the distribution of our employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2015, 2014 and 2013, are set forth in this annual report in “Item 6.D Directors, Senior Management and Employees— Employees”.

Government regulation

We are subject to various local, state and federal laws, regulations and agencies that affect businesses generally. These include:

●	regulations promulgated by federal and state environmental and health agencies;
●	foreign environmental regulations, as described under “Environmental matters” immediately below;
●	the federal Occupational Safety and Health Administration;
●	the U.S. Foreign Corrupt Practices Act;
●	laws pertaining to the hiring, treatment, safety and discharge of employees;
●	export control regulations for U.S. made products; and
●	CE regulations for the European market.

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

Under such laws and regulations, we are required to obtain environmental permits from governmental authorities for certain operations. In particular, in Israel, where we assemble our inkjet-based PolyJet 3D printing systems and manufacture our resin consumables, businesses storing or using certain hazardous materials, including materials necessary for our Israeli manufacturing process, are required, pursuant to the Israeli Dangerous Substances Law 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection. Our two toxin permits will remain in effect until November 2016 and February 2017, respectively.

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

General Corporate Tax Structure in Israel

Generally, Israeli companies are subject to corporate tax on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). However, the effective tax rate payable by a company that derives income from an “Approved Enterprise”, a “Beneficiary Enterprise” or a “Preferred Enterprise”, as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item below. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

Besides being subject to the general corporate tax rules in Israel, we have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, described below.

Law for the Encouragement of Capital Investments

The Law for the Encouragement of Capital Investments, 5719-1959, to which we refer as the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, which may be either an “Approved Enterprise”, a “Beneficiary Enterprise” or a “Preferred Enterprise”, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment and manufacture activity are made. In order to qualify for these incentives, an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law.

The Investment Law has been amended several times over the recent years, with the two most significant changes effective as of April 1, 2005, to which we refer as the 2005 Amendment, and as of January 1, 2011, to which we refer as the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment, remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect for the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislations.

Tax benefits for Approved Enterprises approved before April 1, 2005.

Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law, to which we refer as an “Approved Enterprise”, had to receive an approval from the Investment Center of the Israeli Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor), to which we refer as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

An Approved Enterprise may elect to forego any entitlement to the cash grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. We have chosen to receive the benefits through the alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location within Israel of the Approved Enterprise, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits commence on the date in which that taxable income is first earned. The benefits period under Approved Enterprise status is limited to 12 years from the year in which the production commenced (as determined by the Investment Center), or 14 years from the year of receipt of the approval as an Approved Enterprise, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits. Our entitlement to the above benefits is subject to fulfillment of certain conditions, according to the law and related regulations.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, to which we refer as an FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Corporate
Percentage of non-Israeli ownership	Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above.

In addition, dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at a lower rate provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program in the first five years of using the equipment. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index and interest, or other monetary penalty.

We have received the requisite approval, including a final approval, for all of our Approved Enterprise investment programs, in accordance with the Investment Law. The above-described benefits that accompany these investment programs and our Beneficiary Enterprise investment programs (for which accompanying benefits are described below) have had the effect, both historically and in 2013, 2014 and 2015, of reducing our (and before the Stratasys-Objet merger, Objet’s) effective consolidated tax rates considerably lower than the statutory Israeli corporate tax rate of 25.0% in 2013 and 26.5% in 2014 and 2015.

Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise.

An enterprise that qualifies under the new provisions is referred to as a “Beneficiary Enterprise”, rather than “Approved Enterprise”. The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Beneficiary Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to receive a Beneficiary Enterprise status with respect to the investment, and may be made over a period of no more than three years ending in the year in which the company chose to have the tax benefits apply to the Beneficiary Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location within Israel of the Beneficiary Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above.

Dividends paid out of income attributed to a Beneficiary Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the alternative benefits program. Therefore, dividends paid out of income attributed to a Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to a Beneficiary Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to an FIC, in which case the 12-year limit does not apply.

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

As of December 31, 2015, we had accumulated tax-exempt income of approximately $156 million that is attributable to our various Approved and Beneficiary Enterprise programs. If such tax exempt income were to be distributed, it would be taxed at the reduced corporate tax rate applicable to such income, which would have amounted to approximately $15.6 million of tax liability as of December 31, 2015.

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

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance and; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise was located in a certain development zone, in which case the rate was 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

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

C. Organizational Structure.

Our corporate structure includes Stratasys Ltd., our Israeli parent company, and the following main active wholly-owned subsidiary entities: Stratasys, Inc., a Delaware corporation, which was formerly a publicly held company and which became our indirect, wholly-owned subsidiary as a result of the Stratasys-Objet merger; Baccio Corporation (formerly known as Cooperation Technology Corporation), to which we refer as MakerBot, a Delaware corporation which is the direct parent company of MakerBot Industries, LLC, which we acquired in August 2013; Stratasys Direct, Inc. (our service bureau business unit), a California corporation; GrabCAD, Inc., a Delaware corporation; Stratasys AP Limited, a Hong Kong limited company, which together with several other subsidiaries (including Stratasys Japan Co. Ltd., our Japanese subsidiary), carries out most of our operations in the Asia Pacific region; and Stratasys GMBH, a German limited liability company, which together with other subsidiaries (including Stratasys Schweiz AG (Stratasys Switzerland Ltd.), our Swiss subsidiary) carries out our European operations. We also formed Stratasys Latin America Representacao De Equipamentos Ltd., a Brazilian subsidiary, which has commenced our Brazilian operations. Please see the list of subsidiaries appended to this annual report as Exhibit 8 for a complete list of our subsidiaries as of the date of this annual report.

D. Property, Plants and Equipment.

We have dual headquarters, in Eden Prairie, Minnesota and Rehovot, Israel. Our Eden Prairie, Minnesota headquarters (near Minneapolis) comprises executive offices and production facilities presently encompassing approximately 377,090 square feet, of which we own 295,544 square feet, in four buildings. These four buildings serve the following respective purposes: system assembly, inventory storage, operations and sales support; manufacturing for one of our Stratasys Direct Manufacturing paid parts service locations; research and development, filament manufacturing, and administrative, marketing and sales activities; and expansion of our production capacity for systems and consumables. Our Rehovot, Israel headquarters, which we lease pursuant to a lease agreement with a term of five years that expires on December 31, 2016, comprise approximately 115,942 square feet of space. Our lease payments, for these facilities are approximately $2.4 million annually. These facilities house our Israeli administrative headquarters, our research and development facilities, and certain manufacturing activities. At the expiration of the lease agreement for our current Rehovot, Israel headquarters, we will be moving into new facilities in Rehovot, where we purchased the real property in 2015 and are currently constructing facilities with approximately 121,033 square feet that will house all of the same functions as at our current Rehovot facilities.

During 2015, we also terminated our lease of certain facilities in the United States, which comprised an aggregate of approximately 167,000 square feet, which termination was part of our restructuring and cost reduction initiative. Those facilities had served as manufacturing facilities and office space.

As of December 31, 2015, we leased office space (except with respect to our Eden Prairie headquarters facilities and our Kiryat Gat, Israel facilities, where we own the property) for various purposes, as set forth in the table below. Unless otherwise stated, all of our facilities are fully utilized. We have no material tangible fixed assets apart from the properties described below.

Location:	Primary Usage:	Area (Sq. Feet)
North America:
Eden Prairie, Minnesota	U.S. headquarters	377,090
Brooklyn, New York	Local headquarters and warehouses	226,830
Valencia, California	Local headquarters and warehouses	71,286
San Diego, CA	Facilities	56,383
River Falls, Wisconsin	Office space	40,998
Belton, Texas	Local headquarters and warehouses	40,000
Merrimack, New Hampshire	Facilities, including manufacturing	35,643
Austin, Texas	Factory	33,178
Billerica, Massachusetts	Office space	22,323
Other facilities in North America:	Office space, stores and warehouses	136,327

Europe and the Middle East:
Kiryat Gat, Israel	Factory and laboratories	285,070
Rehovot, Israel	Israeli headquarters	115,942
Rheinmünster, Germany	EMEA headquarters	53,992
Swiss office	Office space	205
Other facilities in EMEA:	EMEA headquarters and office space	31,533

Asia Pacific:
Hong Kong	Office space	23,475
Other facilities in Asia Pacific:	Office space	54,150

Other countries:	Office space	9,773

ITEM 4A. UNRESOLVED STAFF COMMENTS.

None.

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

We have been at the forefront of 3D printing innovation for more than 25 years. We offer a broad mix of technologies, deep industry expertise and the most flexible implementation options to meet our customers’ needs. We offer complete solutions for 3D printing, including printing systems, consumables, paid parts and professional services, and 3D content.

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of 14 Fused Deposition Modeling, or FDM, cartridge-based materials, 25 Polyjet cartridge-based materials, five Smooth Curvature Printing, or SCP, inkjet-based materials and 158 non-color digital materials, and over 1,500 color variations, is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing, or SDM, printed parts services which offers AM capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes, as well as related professional services.

We conduct our business globally and provide products and services to our global customer base through our main operational facilities which are located in Israel, the United States, Germany and Hong Kong as well through our offices in China, Italy, Brazil, India, Japan, Korea and Singapore. Our extensive global reach is well-positioned through a network of more than 200 resellers and selling agents around the world and an online channel. We have more than 2,700 employees and hold more than 800 granted or pending additive manufacturing patents globally.

We may make investments in strategic acquisitions, strategic alliances, property, plant and equipment, new technologies, process improvements, information technology, research and development projects, and human resource activities that we believe will help us pursue our product and solutions strategies and support future growth.

2015 Financial Highlights

Goodwill and Other Intangible Assets Impairment Charges

We review goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. During 2015, we determined that certain indicators of potential impairment existed that required interim goodwill impairment analysis. These indicators included a further significant decline in our market capitalization for a sustained period and weaker than expected operating results of our reporting units for 2015. These indicators along with certain reorganization initiatives for the Company’s operations and the increased uncertainty in the 3D printing environment resulted in changes of the Company’s near-term cash flows projections. The lower near-term cash flows projections reflected changes in assumptions related to organic revenue growth rates, negative effect of exchange rate differences, costs and operating structure, the expected timing of synergies resulted from acquisitions and the timing of utilization of strategic opportunities in light of the overall weakness in the uncertain 3D printing marketplace. Accordingly, we updated our cash flow projections and related assumptions based on the indicators set forth above for each of our reporting units and performed the two-step goodwill impairment tests. Our impairment analysis performed as part of the step two of the goodwill impairment test determined that the carrying amount of goodwill assigned exceeded its implied fair value for each of the Company’s reporting units. As a result, we recorded non-cash goodwill impairment charges of $942.4 million during 2015. The non-cash impairment charges were recorded in order to reduce the carrying amount of goodwill to its implied fair value. For further information see note 7 to our consolidated financial statements.

In addition, during 2015, we tested the recoverability of our purchased intangible assets due to certain indicators of impairment including weaker than expected operating results of our reporting units for 2015, reorganization initiatives for our operations, lower forecasted profitability due to technological and other trends as well as the increased uncertainty in the 3D printing environment. We assessed the recoverability of our definite-life intangibles assets based on their projected undiscounted future cash flows expected to result from each intangible asset. Based on the results of the recoverability assessment, we determined that the carrying values of certain of our intangible assets exceeds their undiscounted cash flows projections and therefore were not recoverable. For those unrecoverable intangible assets that considered to be impaired, we recorded impairment charges of $260.3 million during 2015, in order to reduce the carrying amount of those intangible assets to their estimated fair value. We also reviewed for impairment our indefinite-life intangible, which consists of IPR&D projects and recorded impairment charges of $18.2 million, related to those in-process research and development projects in order to reduce the carrying amount of those intangible assets to their estimated fair value. For further information see note 8 to our consolidated financial statements.

Determining the fair value of our reporting units and intangible assets requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. We will continue to monitor the fair value of Stratasys-Objet reporting unit and intangible assets to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, further significant decline in our share price, changes in management’s business strategy or downward changes of the our cash flows projections, warrant further interim impairment testing.

On March 3, 2016, the SEC enforcement division issued a subpoena to us requesting a number of documents in connection with an investigation relating to the valuations and other calculations used by us to assess the impairment of goodwill and/or intangible assets included in the balance sheet contained in our filings with the SEC. This matter is at a very preliminary stage, and we intend to cooperate fully with the SEC.

Restructuring plan

In April 2015, we initiated certain restructuring actions that are intended to focus efforts on adjusting our cost and operating structure to better align with the current market environment, improving and iterating products, developing new 3D printing solutions and expanding our presence in the market. These restructuring actions included a reduction in our global workforce, consolidation of certain facilities, closing of three retail stores and other actions designed to streamline our operating structure and better align with the current market environment.

During 2015 we incurred restructuring charges of $26.2 million, including a $10.4 million charge related to workforce reductions and a $15.8 million charge related to facilities consolidation (primarily MakerBot facilities) and impairments of associated long-lived assets. $9.9 million, $1.5 million and $14.8 million of these restructuring charges were included in cost of sales, research and development, net and selling, general and administrative expenses, respectively.

2015 Acquisitions

On July 1, 2015 we acquired 100% of the outstanding shares of RTC Rapid Technologies GmbH , or RTC, which has been a key channel partner in Germany. This acquisition is expected to increase our presence in Germany, Switzerland and Austria, and should enable us to offer the full suite of Stratasys 3D printing solutions and services to the installed base of RTC as well as work with its regional resellers to further capitalize on growth opportunities in selected verticals in the region.

On February 10, 2015, we acquired certain assets and assumed certain liabilities of Intelligent CAD/CAM Technology Ltd., a Hong Kong company. This acquisition is expected to enable us to expand our operations in the Chinese market.

Stratasys Direct Manufacturing

On January 1, 2015, we formed Stratasys Direct Manufacturing, or SDM, a paid-parts service from our three AM service companies – (i) Solid Concepts and (ii) Harvest Technologies which we acquired during the third quarter of 2014 and (iii) RedEye, our preexisting digital manufacturing service business. SDM is a provider of 3D printing and custom AM services, offering AM capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes.

We believe that the acquisitions of Solid Concepts and Harvest, combined with our RedEye service, created a leading strategic platform to meet a broad range of customers’ additive manufacturing needs and provide us with opportunities to leverage our direct manufacturing services capabilities. These acquisitions have also enabled us to enhance our expertise in parts production, as well as materials and systems know-how. We believe that the integration of the three companies enables us to provide our customers with broad offerings that provide a variety of technologies and custom manufacturing solutions, and supports our expansion into end-use-parts production and vertical market applications.

Key measures of our performance

Revenues

Our consolidated revenues result primarily from sales of (i) our products, which include both our AM systems and related consumable materials, (ii) provision of related services and (iii) our direct manufacturing service. We effect sales and deliver services principally through the following channels:

●	sales to resellers, who purchase and resell our products and who provide support services for our printing systems;
●	sales of systems that are marketed by independent sales agents, pursuant to which we sell directly to end-users, pay commissions to such agents, and directly handle the sale of consumables and provision of support services; and

●	sales of systems (and all related products and services) as well as our direct manufacturing solutions service that we effect and/or provide to our customers directly.

There is overlap among the channels as some independent sales agents for our higher-end products also serve as distributors of our other products. Besides the above methods of product distribution, we also sell products directly through an online store and through additional retail sales channels.

Product revenues

Product revenues are influenced by a number of factors, including, among other things, (i) the adoption rate of our products, (ii) end-user product design application and manufacturing activity, and (iii) the capital expenditure budgets of end-users and potential end-users, all of which may be significantly influenced by macroeconomic factors. Purchases of our 3D printing and production systems, especially our higher-end, higher-priced systems, typically involve longer sales cycles.

Product revenues also depend upon the volume of consumables that we sell. Sales of our consumable materials are linked to the number of AM systems that are installed and active worldwide. Sales of consumables are also driven by system usage, which is generally a function of the size of the particular system and the level of design and/or manufacturing activity and budget of the particular end-user. Larger systems generally use greater amounts of consumables due to their greater capacity and the higher levels of design and production.

Services revenues

Services revenues derive from (i) our direct manufacturing parts services that provide a variety of technologies and custom manufacturing solutions; (ii) installation, training, maintenance and warranty; and (iii) other service contracts. In addition, in connection with direct sales, we generally charge separately for installation and training. Additional services revenues are generated from services contracts most often entered into directly with end-users subsequent to the expiration of the initial warranty period.

Costs of revenues

Our costs of revenues consist of costs of products and costs of services. Costs of products consist primarily of components and subassemblies purchased for the manufacture of our AM systems and raw materials, such as thermoplastic and photopolymer materials, for the manufacture of our consumables, as well as any royalties paid with respect to sales of certain of those consumables. Costs of products also include manufacturing and manufacturing-related labor costs, indirect production costs and amortization expense related mainly to developed technology assets acquired as part of our business combinations.

Our costs of services revenues consist primarily of costs of our service personnel, material and other production costs of our direct manufacturing service business and installation costs which include engineers dedicated to on-site training and support and travel costs of these engineers. Both costs of products and costs of services include related facilities costs.

Our most significant components of cost of revenues are costs of materials used for our printers, wages and related benefits costs, which together accounted for approximately 85% our total direct cost of sales. Cost of sales during the year ended December 31, 2015 included impairment charges of certain of our long-lived assets which amounted to approximately $197.8 million. An additional significant item of our cost of revenues is the amortization expense that we incur in connection with developed technology assets acquired as part of our business combinations. This amortization expense varies based on the timing and type of acquisitions, and was $51 million, $56 million and $55 million for the years ended December 31, 2015, 2014 and 2013, respectively.

At December 31, 2015, a hypothetical 10% rise in commodity prices for raw materials would cause an approximate $21 million increase in cost of revenues in our Consolidated Statement of Income and Comprehensive Income. As to wages and related benefits, a 10% increase in wages due to wage inflation would cause an approximate $2 million increase in cost of revenues in our Consolidated Statement of Income and Comprehensive Income. During 2015, we did not notice particular trends that changed, or were expected to change in the near future, the absolute or relative significance of the components of our costs of revenues in a material manner. We also believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years.

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

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) selling, general and administrative expenses, (iii) goodwill impairment charges and (iv) changes in fair value of obligations in connection with acquisitions.

Research and development expenses

Our research and development activities consist of projects aimed at developing new printing systems and materials and projects aimed at enhancing our existing product lines. We also seek to develop disruptive technologies and other process improvement solutions in the additive manufacturing ecosystem. Our research and development expenses consist primarily of employee compensation and employee-related personnel expenses, materials, laboratory supplies, costs for related software, and costs for facilities and equipment. Expenditures for research, development and engineering of products and manufacturing processes are expensed as incurred. Our investments in research and development are essential to our future growth and our ability to remain competitive in the AM market. We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for products development and innovation.

We are also entitled to reimbursements from certain government funding plans and from other collaborative agreements. These reimbursements are recognized as a reduction of expenses as the related cost is incurred. We are not required to pay royalties on sales of products developed using our government funding.

Selling, general and administrative expenses

Our selling, general and administrative expenses include employee compensation and employee-related expenses for marketing, sales and other sales-support employees, and for managerial and administrative personnel, including executive officers, accounting, legal, information technology and human resources. This category of expenses also covers commissions, advertising and promotions expenses, related facilities costs, integration and other post-merger related costs, professional service fees, impairment charges of certain of our intangible assets, as well as the amortization expenses related to acquired assets as part of our business combinations.

Commissions consist of sales-based commissions to independent sales agents and internal sales personnel. Commission rates vary, depending on the geographic location of the agent and on the achievement of certain performance targets. Our advertising and promotion expenses consist primarily of media advertising costs, trade and consumer marketing expenses and public relations expenses.

Facilities costs that are included in our selling, general and administrative expenses include a portion of the occupancy costs for our facilities in countries where sales, marketing and administrative personnel are located. Professional service fees for accounting and legal services and reserves for specific legal proceedings referred to elsewhere in this annual report are also included in selling, general and administrative expenses.

Goodwill impairment

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. We apply the Financial Accounting Standards Board, or FASB, guidance of testing goodwill for impairment. During 2015, we determined that certain indicators of potential impairment that required goodwill impairment analysis for all of our reporting units existed. Accordingly, we performed a quantitative two-step assessment for goodwill impairment for each of our reporting units. As a result, we recorded a non-cash impairment charge of $942.4 million during 2015. The non-cash impairment charges were recorded in order to reduce the carrying amount of goodwill to its estimated fair value. Refer to Note 7 to our audited financial statements included in Item 18 of this annual report for further information.

Determining the fair value of our reporting units requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. Projected future cash flows are based on the our most recent budgets, forecasts and strategic plans as well as certain growth rate assumptions for periods subsequent to the current strategic plans period. Failure to execute our strategic plans for our reporting units could negatively impact the fair value of our reporting units, and increase the risk of an additional goodwill impairment in the future. We will continue to monitor the fair value our Stratasys-Objet reporting unit to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, further significant decline in our share price, changes in management’s business strategy or downward changes of our cash flows projections, warrant further interim impairment testing.

Change in fair value of obligations in connection with acquisitions

As part of the Solid Concepts transactions we recognized a deferred payments obligation. This obligation was recognized as part of the consideration transferred and it is re-measured at fair-value in each reporting period. The fair value of this obligation was measured using specific valuation models, which were based on unobservable inputs. Changes in fair value of these obligations are presented in our operating expenses in a separate line item. The deferred payments for the Solid Concepts transaction are recognized as liabilities at fair value in our consolidated balance sheets and are classified under short-term and long-term obligations in connection with acquisitions. The fair value is determined based on the closing market price of our ordinary shares at the applicable date, adjusted to reflect a discount for lack of marketability for the applicable periods. The discount for lack of marketability was calculated based on the historical volatility of our share price and thus represents a Level 3 measurement within the fair value hierarchy. Refer to Note 2 and Note 3 to our audited financial statements included in Item 18 of this annual report for further information.

Income Taxes

The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws and tax rates in the jurisdictions in which we operate. We are subject to income taxes in Israel, the U.S. other foreign jurisdictions. A significant portion of our income after the Stratasys-Objet December 1, 2012 merger date is taxed in Israel. We have realized and expect to continue to realize significant tax savings based on the determination that some of our industrial projects that have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rates, which were 26.5% in 2015 and 2014 and 25% in 2013. We are also a Foreign Investors Company, or FIC, as defined by the Israeli Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Beneficiary Enterprises, depending on the level of foreign ownership. In addition, we are an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, are entitled to certain tax benefits.

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

Deferred taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the carrying amount and tax bases of assets and liabilities under the applicable tax laws, and on effective tax rates in effect when the deferred taxes are expected to be settled or realized. Deferred taxes for each jurisdiction are presented as a net asset or liability, net of any valuation allowances. Significant judgment required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we considered all available evidence, including past operating results, the most recent projections for taxable income, and prudent and feasible tax planning strategies. We reassess our valuation allowance periodically and if future evidence allows for a partial or full release of the valuation allowance, a tax benefit will be recorded accordingly.

In addition, our effective tax rate is also impacted by the geographical mix of income and non-taxable items.

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

Results of Operations

We are providing within this section a supplemental discussion that compares historical statement of operations data in accordance with accounting principles generally accepted in the United State of America, or GAAP, for the years ended December 31, 2015, 2014 and 2013. Refer to note 2 to our consolidated financial statements included in Item 18 of this annual report for certain pro forma information for the Solid Concepts transaction and MakerBot transaction.

The following table sets forth, certain financial data derived from our U.S. GAAP financial statements presented as percentages of our net sales for the periods indicated:

	Year ended December 31,
	2015	2014	2013
Net sales	100.0%	100.0%	100.0%
Cost of sales	85.3%	51.7%	53.3%
Gross profit	14.7%	48.3%	46.7%
Research and development, net	17.6%	11.0%	10.9%
Selling, general and administrative	62.4%	46.9%	41.7%
Goodwill impairment	135.4%	13.7%	0.0%
Change in fair value of obligations in connection
with acquisitions	-3.4%	-3.5%	0.2%
Operating loss	-197.3%	-19.8%	-6.0%
Financial expense, net	-1.5%	-0.9%	-0.1%
Loss before income taxes	-198.8%	-20.7%	-6.1%
Income taxes	-1.5%	-4.7%	-0.5%
Net loss attributable to Stratasys Ltd.	-197.2%	-15.9%	-5.6%

Discussion of Results of Operations

Net Sales

Net sales of our products and services for the last three years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
				% Change	% Change
	2015	2014	2013	2015-2014	2014-2013
	U.S. $ in thousands
Products	$503,946	$612,138	$414,853	-17.7%	47.6%
Services	192,049	137,991	69,550	39.2%	98.4%
	$695,995	$750,129	$484,403	-7.2%	54.9%

Net sales in 2015 were $696.0 million as compared to net sales of $750.1 million in 2014, representing a decrease of 7.2%. Our revenues for 2015 were lower than expected across all regions and most product and service lines. We believe that the current slowdown is primarily due to a continuation of the challenging AM environment, driven primarily by weak investment in capital equipment by customers within key verticals. Net sales were also negatively impacted by foreign currency exchange fluctuations. Net sales decreased by approximately 3.5% on a constant currency basis when using prior period’s exchange rates.

Product Revenues

2015 Compared to 2014

Revenues derived from products (including AM systems, consumable materials and other products) decreased by $108.2 million in 2015, or 17.7%, as compared to 2014. The decrease in products net sales was primarily driven by a decrease in MakerBot revenues, overall market weakness and a negative impact from foreign currency exchange fluctuations, which were partially offset by an increase in our sales of consumables offerings which increased by 5.1% as compared to 2014.

The decrease in systems and other products revenue reflects lower sales across all product lines, primarily our MakerBot desktop systems and our Connex design-series systems.

The number of systems shipped during 2015 decreased to 24,363 units as compared to 45,843 units shipped in 2014. The decrease in the number of systems shipped was primarily due to a decrease in MakerBot unit sales.

Consumables revenues increased in 2015 by 5.1% as compared to 2014. The increase in consumables revenues, despite overall market weakness, was primarily due to the favorable effect of our growing installed base of systems and high performance consumable materials offerings for use in new applications, offset by the unfavorable impact of foreign currency exchange fluctuations.

2014 Compared to 2013

Revenues derived from products increased by $197.3 million in 2014, or 47.6%, as compared to 2013. The number of systems shipped increased to 45,843 units as compared to 19,317 units shipped in 2013. The increase in both revenue and number of units shipped primarily reflected an organic growth in our products sales of $130.8 million in 2014, or 31.5% as compared to 2013, as well as the inclusion of a full year of MakerBot revenues which contributed $66.5 million to the increase of our product revenues.

Consumables revenues increased in 2014 by 32.5% as compared to 2013. The increase was driven by acceleration in customer usage and our growing installed base of systems. In particular, the strong sales of our Production series and high-end Design series systems in prior periods contributed to strong consumables sales growth given their relatively higher consumable utilization rates.

Services Revenues

2015 Compared to 2014

Services revenues (including SDM, maintenance and other services) increased by $54.1 million in 2015, or 39.2%, as compared to 2014. The increase in services revenues was primarily attributable to the increase in our SDM revenues, which increased by $40.0 million or 73.7% as compared to 2014 primarily due to the inclusion for the full year of Solid Concepts and Harvest revenues after their respective transaction dates.

Services revenues also increased organically from maintenance contracts and service parts, reflecting our growing installed base of systems.

2014 Compared to 2013

Services revenues increased by $68.4 million in 2014, or 98.4%, as compared to 2013. The increase in services revenues was primarily attributable to the increase in our SDM services revenues, which increased by $41.0 or 250.2% as compared to 2013, due to the inclusion of Solid Concepts and Harvest revenues after their respective transaction dates.

Revenues by Region

Revenues and the percentage of net sales by region for the last three years, as well as the percentage change, were as follows:

	Year Ended December 31,
	2015		2014		2013		2015-2014	2014-2013
	U.S. $ in	% of net	U.S. $ in	% of net	U.S. $ in	% of net
	thousands	sales	thousands	sales	thousands	sales	Change in %	Change in %
North America	$413,017	59.3%	$405,880	54.1%	$262,614	54.2%	1.8%	54.6%
EMEA	148,169	21.3%	183,462	24.4%	126,214	26.1%	-19.2%	45.4%
Asia Pacific	122,257	17.6%	150,475	20.1%	90,023	18.6%	-18.8%	67.2%
Other	12,552	1.8%	10,312	1.4%	5,552	1.1%	23.6%	85.7%
	$695,995	100.0%	$750,129	100.0%	$484,403	100.0%	-7.2%	54.9%

2015 Compared to 2014

Net sales in the North America region increased by $7.1 million, or 1.8% to $413.0 million in 2015 as compared to $405.9 million in 2014. The increase was driven primarily by an increase in services revenues, due to the inclusion of a full year of SDM revenues in 2015 as well as an increase of our consumables offerings net sales, partially offset by lower net sales of our systems.

Net sales in the EMEA region decreased by $35.3 million, or 19.2%, to $148.2 million in 2015 as compared to $183.5 million in 2014. This decrease was due primarily to lower sales of our systems. In local currencies terms, net sales of the EMEA region in 2015 decreased by 6.3% as compared to 2014. Net sales in the EMEA region were negatively impacted by approximately $23.8 million primarily due to the devaluation of the Euro against the U.S. dollar, on a constant currency basis when using prior period’s exchange rates.

Net sales in the Asia Pacific region decreased by $28.2 million, or 18.8%, to $122.3 million in 2015 as compared to $150.5 million in 2014. This decrease was due primarily to lower sales of our systems, partially offset by an increase of our consumables offerings net sales.

2014 Compared to 2013

Net sales in all regions increased in 2014 as compared to 2013 and reflected strong sales growth across all product lines as well as the inclusion of a full year of MakerBot revenues in 2014 and Solid Concepts and Harvest revenues commencing on their respective transaction dates.

Gross Profit

Gross profit for our products and services for the last three years, as well as the percentage change from year to year, was as follows:

	Year Ended December 31,
	2015	2014	2013	2015-2014	2014-2013
	U.S. $ in thousands			Change in %	Change in %
Gross profit attributable to:
Products	$37,725	$309,300	$201,426	-87.8%	53.6%
Services	64,447	53,094	24,747	21.4%	114.5%
	$102,172	$362,394	$226,173	-71.8%	60.2%

Gross profit as a percentage of net sales for our products and services for the last three years, as well as the percentage change from year to year, was as follows:

	Year Ended December 31,
	2015	2014	2013	2015-2014	2014-2013
				Change in %	Change in %
Gross profit as a percentage of revenues from:
Products	7.5%	50.5%	48.6%	-85.2%	4.1%
Services	33.6%	38.5%	35.6%	-12.8%	8.1%
Total gross profit	14.7%	48.3%	46.7%	-69.6%	3.5%

2015 Compared to 2014

Gross profit attributable to products sales decreased by $271.6 million, or 87.8%, to $37.7 million in 2015 as compared to $309.3 million in 2014. Gross profit attributable to products sales as a percentage of revenues decreased to 7.5% in 2015 as compared to 50.5% in 2014. The decrease in gross profit attributable to products sales was primarily due to impairment charges of $191.4 million related to certain of our developed technology intangible assets in 2015, as compared to $11.6 million in 2014. The decrease in gross profit was also attributable to a decrease in products net sales, as discussed above, as well as changes in product mix that favored relatively lower-margin systems net sales.

Gross profit attributable to services revenues increased by $11.4 million, or 21.4%, to $64.4 million in 2015 as compared to $53.1 million in 2014. Gross profit from services as a percentage of services revenues in 2015 decreased to 33.6% as compared to 38.5% in 2014. The changes in gross profit from services revenues primarily reflect the inclusion for a full year of Solid Concepts and Harvest Technologies operations in 2015, which resulted in an increase of $10.1 million in 2015 as compared to 2014.

2014 Compared to 2013

Gross profit attributable to products sales increased by $107.9 million, or 53.6%, to $309.3 million in 2014 as compared with $201.4 million in 2013. The increase was attributable to sales growth discussed above. Gross profit attributable to products sales as a percentage of revenues increased to 50.5% in 2014 as compared to 48.6% in 2013, mainly due to product mix sales that favored our higher-margin Production series and high-end Design series systems, as well as flat intangible asset amortization expenses.

Gross profit attributable to services revenues increased by $28.3 million, or 114.5%, to $53.1 million in 2014 as compared with $24.7 million in 2013. The increase was attributable primarily to sales growth discussed above, as well as the inclusion of Solid Concepts and Harvest Technologies operations. Gross profit from services as a percentage of services revenues in 2014 increased to 38.5% from 35.6% in 2013 mainly due to changes in mix of services and economies of scale.

Operating Expenses

The amount of each type of operating expense for the last three years, as well as the percentage change between such annual periods, and total operating expenses as a percentage of our total sales in each such annual period, was as follows:

	Year Ended December 31,
	2015	2014	2013	2015-2014	2014-2013
	U.S. $ in thousands			Change in %	Change in %
Research and development, net	$122,360	$82,270	$52,310	48.7%	57.3%
Selling, general & administrative	434,619	351,993	202,040	23.5%	74.2%
Goodwill impairment	942,408	102,470	-	819.7%	N/A
Change in fair value of obligations in
connection with acquisitions	(23,671)	(26,150)	754	-9.5%	-3568.2%
	$1,475,716	$510,583	$255,104	189.0%	100.1%

2015 Compared to 2014

Research and development expenses, net increased by $40.1 million, or 48.7%, in 2015 as compared to 2014. The increase was primarily due to the inclusion of a full year of GrabCad operations, following the acquisition of GrabCad in September, 2014, which added $8.1 million and an increase in headcount to support new research and development initiatives, as well as impairment charges of $18.2 million related to certain of our in-process research and development projects in 2015 as compared to $3.0 million in 2014.

Research and development expense, net as a percentage of sales increased to 17.6% in 2015 as compared to 11.0% in 2014. This increase reflects our intention to continue to invest in research and development in order to bring a broad range of hardware, materials and software solutions to create a leading 3D printing ecosystem.

Selling, general and administrative expenses in 2015 amounted to $434.6 million, compared to $352.0 million in 2014. Selling, general and administrative expenses in 2015 as a percentage of net sales were 62.4% as compared to 46.9% in 2014. The increase of our selling, general and administrative expenses was primarily attributed to impairment charges related to intangible assets of $68.9 million, certain reorganization and other related charges, as well as strategic and marketing activities, including branding and IT related costs.

During the year ended December 31, 2015, we recorded goodwill impairment charges of $942.4 million related to all of our reporting units. During 2015, we determined that certain indicators of potential impairment that required an interim goodwill impairment analysis for all of our reporting units existed. These indicators included a further significant decline in the Company’s market capitalization for a sustained period and weaker than expected operating results of its reporting units for 2015, which resulted in changes to the Company’s near-term cash flows projections, which reflect, among other things, the increased uncertainty in the 3D printing environment. Accordingly, we performed a quantitative two-step assessment for goodwill impairment for each of our reporting units. As part of the two-step impairment test, we performed calculation for the implied fair value of goodwill of our reporting units and determined that the carrying amount of goodwill assigned to certain of our reporting units exceeded its fair value. As a result, we recorded a non-cash impairment charge of $942.4 million, in order to reduce the carrying amount of goodwill to its implied fair value. We will continue to monitor our reporting units to determine whether events and circumstances warrant further interim impairment testing. For further information, refer to note 7 to our consolidated financial statements included in Item 18 of this annual report.

During the year ended December 31, 2015, we recorded a gain of $23.7 million, compared to a gain of $26.2 million for the year ended December 31, 2014, due to the revaluation of obligations in connection with acquisitions. The gain recorded during the year ended December 31, 2015 was due to the downward revaluation of the deferred payments liability in connection with the Solid Concepts transaction which was mainly attributable to changes in our share price. For further information, see note 2 to our consolidated financial statements included in Item 18 of this annual report.

2014 Compared to 2013

Research and development expenses, net increased by $30.0 million, or 57.3%, during 2014 as compared to 2013. The increase was primarily due to the inclusion of a full year of MakerBot operations, which resulted in an increase of $15.2 million in our research and development expenses and due to an increase in headcount to support new research and development initiatives. Research and development expense as a percentage of sales increased to 11.0% in 2014 as compared to 10.8% in 2013.

Selling, general and administrative expenses increased by 74.2% in 2014 as compared to 2013. The increase in our selling, general and administrative expenses was primarily attributable to the inclusion of Solid Concepts operating results together with related merger, retention and other integration expense of $38.9 million, the inclusion of a full year of MakerBot operations of $30.0 million and an increase in amortization of acquired intangible assets of $7.9 million. The additional increase of our selling, general and administrative expenses was attributed to various strategic and marketing activities, other acquisitions related expenses.

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

During 2014, we recorded a gain of $26.2 million due to changes in fair value of obligations in connection with acquisitions. The gain recorded during the year ended December 31, 2014 was due to the downward revaluations of deferred payments liability in connection with the Solid Concepts transaction and the earn-out liability in connection with the MakerBot transaction which amounted to $7.9 million and $18.3 million, respectively.

Operating Loss

Operating loss and operating loss as a percentage of our total net sales for the last three years, as well as the percentage change in operating income between those years, were as follows:

	Year Ended December 31,
	2015	2014	2013	2015-2014	2014-2013
	U.S. $ in thousands			Change in %	Change in %
Operating loss	$(1,373,544)	$(148,189)	$(28,931)	827%	412%
Percentage of sales	-197.3%	-19.8%	-6.0%

2015 Compared to 2014

Operating loss for the year ended December 31, 2015 was $1,374 million as compared to an operating loss of $148.2 million for the year ended December 31, 2014. The increase in operating loss was primarily attributable to goodwill and other intangible assets impairment charges of $1,221 million.

2014 Compared to 2013

Operating loss for the year ended December 31, 2014 was $148.2 million as compared to an operating loss of $28.9 million for the year ended December 31, 2013. The increase in operating loss was primarily attributable to goodwill and other intangible assets impairment charges of $117.1 million and higher merger, retention and integration expenses, mainly due to the Solid Concepts transaction.

Financial expense, net

2015 Compared to 2014

Financial expenses, net, which were primarily comprised of foreign currencies effects and interest expense, net, amounted to $10.3 million for the year ended December 31, 2015, compared to a financial expense, net of $6.5 million for the year ended December 31, 2014. The increase in financial expense, net was primarily due to costs related to the termination of our revolving credit facility during September 2015 in an amount of $2.7 million, as well as foreign currency translation losses due to changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the Euro).

2014 Compared to 2013

Financial expenses, net, which comprised of mainly foreign currencies effects and interest expense, net, amounted to $6.5 million for the year ended December 31, 2014, compared to a financial expense, net of $0.5 million for the year ended December 31, 2013. The increase is mainly due to foreign currency translation losses.

Income Taxes

Income taxes and income taxes as a percentage of net income before taxes for the last three years, as well as the percentage change in income taxes between those years, were as follows:

	Year Ended December 31,
	2015	2014	2013	2015-2014	2014-2013
	U.S. $ in thousands			Change in %	Change in %
Income taxes	$(10,320)	$(35,248)	$(2,474)	-70.7%	1324.5%
As a percent of
loss before income taxes	0.7%	22.8%	8.4%	-96.7%	170.7%

2015 Compared to 2014

Our effective tax rate for the year ended December 31, 2015 was 0.7% as compared to 22.8% tax rate for the year ended December 31, 2014. Our effective tax rate has varied significantly due to the changes in the mix of income (loss) between the U.S. and Israel.

Our effective tax rate for the year ended December 31, 2015, was impacted by goodwill impairment of $942.4 million, as described in note 7 to our consolidated financial statements included in Item 18 of this annual report, which is non-tax deductible, and therefore had a significant impact on the effective tax rate for that period. In addition, the impairment of certain intangible assets and tax deductible goodwill, as described in note 8 to our consolidated financial statements, resulted in a reversal of related deferred tax liabilities amounting to $116.5 million for the year ended December 31, 2015. We also recorded a valuation allowance of $152.1 million against deferred tax assets in respect of deferred tax assets as it is more likely than not that those deferred tax assets will not be realized in the near-term. We will continue to monitor whether the realization of our remaining deferred tax assets is more likely than not.

In addition, during 2015, we adjusted our estimate of long-term tax rates in Israel. As a result, we recorded $4.2 million of income taxes and deferred tax liabilities associated with the amortization of the intangible assets.

2014 Compared to 2013

Favorable factors that impacted our effective tax rate for the year ended December 31, 2014 included income of $18.3 million attributable to the change in fair value of our earn-out, while a goodwill impairment charge of approximately $102.5 million had an unfavorable effect on our effective tax rate. Both of the foregoing were not tax deductible, and therefore had a significant impact on our effective tax rate for the year ended December 31, 2014. In addition, during the third quarter of 2014, we adjusted our estimate of long-term tax rates in Israel. As a result, we recorded an approximately $3.2 million in our income tax expense and an increase in our deferred tax liabilities associated with the amortization of the intangible assets.

In future periods, our effective tax rate is expected to fluctuate as a result of various factors, including changes in the products and geographical distribution of our income, changes in valuation allowance, significant non-tax deductible items, the effect of any mergers and acquisitions, and the effects of statutes of limitations and provisions for uncertain tax positions. We expect that the tax rate in future years will be higher than 2015, as a result of the product mix projected for these years and the changes of the Israeli incentives regime we currently benefit from.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss and net loss as a percentage of our total revenues for the last three years, as well as the percentage change in net income between those years, were as follows:

	Year Ended December 31,
	2015	2014	2013	2015-2014	2014-2013
	U.S. $ in thousands			Change in %	Change in %
Net loss attributable to Stratasys Ltd.	$(1,372,835)	$(119,420)	$(26,954)	1049.6%	343.1%
Percentage of Sales	-197.2%	-15.9%	-5.6%
Diluted net loss	$(26.64)	$(2.39)	$(0.68)	1016.0%	251.1%

2015 Compared to 2014

Net loss attributable to Stratasys Ltd. for the year ended December 31, 2015 was $1,373 million as compared to $119.4 million for the year ended December 31, 2014. This increase of the net loss attributable to Stratasys Ltd was due to the factors that were previously discussed, primarily the increase in goodwill and other intangible assets impairment charges and the decrease in net sales.

Diluted loss per share for the years ended December 31, 2015 and 2014 was $26.64 and $2.39, respectively. The weighted average fully diluted share count for the year ended December 31, 2015 was 51.6 million, compared to 50.0 million for the year ended December 31, 2014. In computing our loss per share for the year ended December 31, 2015, we adjusted the net loss attributable to Stratasys Ltd. by $1.8 million due to excess redemption amount of redeemable non-controlling interest.

2014 Compared to 2013

Net loss attributable to Stratasys Ltd. for the year ended December 31, 2014 was $119.4 million as compared to $27.0 million for the year ended December 31, 2013. Diluted loss per share for the years ended December 31, 2014 and 2013 was $2.39 and $0.68, respectively.

Non-GAAP Financial Measures

The following non-GAAP data, which excludes the categories of expenses described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense, reorganization-related charges, and (y) excluding non-cash charges such as share-based compensation, amortization of intangible assets, impairment charges of goodwill and other long-lived assets and non-recurring changes of non-cash valuation allowance on deferred tax assets that either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the income statement, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of impairment charges, non-cash compensation and other charges, and may not provide a comparable view of our performance to other companies in our industry. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to any measure of financial performance calculated in accordance with GAAP.

Reconciliation of GAAP and Non-GAAP Results of Operations

		Year ended December 31, 2015
			Non-GAAP
		GAAP	Adjustments	Non-GAAP
		(U.S. dollars and shares in thousands,
		except per share amounts)
	Gross profit (1)	$102,172	$259,545	$361,717
	Operating income (loss) (1,2)	(1,373,544)	1,357,577	(15,967)
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(1,372,835)	1,382,789	9,954
	Net income (loss) per diluted share attributable
	to Stratasys Ltd. (4)	$(26.64)	$26.83	$0.19

(1)	Acquired intangible assets amortization expense		50,353
	Impairment charges of other intangible assets		191,534
	Non-cash stock-based compensation expense		5,381
	Reorganization and other related costs		10,949
	Merger and acquisition related expense		1,328
			259,545

(2)	Goodwill impairment		942,408
	Acquired intangible assets amortization expense		22,436
	Non-cash stock-based compensation expense		24,629
	Impairment charges of other intangible assets		86,937
	Change in fair value of obligations in connection with acquisitions		(23,671)
	Reorganization and other related costs		16,955
	Merger and acquisition related expense		28,338
			1,098,032
			1,357,577

(3)	Credit facility termination related costs		2,705
	Corresponding tax effect and other tax adjustments		22,507
			$1,382,789

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	51,592		52,824

		Year ended December 31, 2014
			Non-GAAP
		GAAP	Adjustments	Non-GAAP
		(U.S. dollars and shares in thousands,
		except per share amounts)
	Gross profit (1)	$362,394	$76,877	$439,271
	Operating income (loss) (1,2)	(148,189)	256,452	108,263
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(119,420)	223,049	103,629

	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(2.39)	$4.39	$2.00

(1)	Acquired intangible assets amortization expense		56,470
	Impairment charges of other intangible assets		11,636
	Non-cash stock-based compensation expense		4,493
	Merger and acquisition related expense		4,278
			76,877

	Goodwill impairment		102,470
(2)	Acquired intangible assets amortization expense		24,952
	Non-cash stock-based compensation expense		25,714
	Impairment charges of other intangible assets		3,000
	Change in fair value of obligations in connection with acquisitions		(26,150)
	Merger and acquisition related expense		49,589
			179,575
			256,452

(3)	Corresponding tax effect		(33,403)
			$223,049

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	50,019		51,805

		Year ended December 31, 2013
			Non-GAAP
		GAAP	Adjustments	Non-GAAP
		(U.S. dollars and shares in thousands,
		except per share amounts)
	Gross profit (1)	$226,173	$62,717	$288,890
	Operating income (loss) (1,2)	(28,931)	126,613	97,682
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(26,954)	108,913	81,959

	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.68)	$2.52	$1.84

(1)	Acquired intangible assets amortization expense		59,343
	Non-cash stock-based compensation expense		2,980
	Merger and acquisition related expense		394
			62,717

(2)	Acquired intangible assets amortization expense		17,066
	Non-cash stock-based compensation expense		21,282
	Change in fair value of obligations in connection with acquisitions		9,867
	Merger and acquisition related expense		15,681
			63,896
			126,613

(3)	Corresponding tax effect		(17,575)
	Depreciation and amortization expense attributable to noncontrolling interest		(125)
			$108,913

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	42,099		44,511

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

Our future results will be affected by a number of factors, including our ability to: increase the number of units sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost reduction program succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations, commodity prices and economic conditions in the geographic areas in which we operate. Macro factors, such as the extent of growth of the 3D printing market generally, may also impact our operating results. There can be no assurance that our historical performance in sales, gross profit and net income (loss) will improve or even continue, or that sales, gross profit and net income (loss) in any particular quarter will improve over those of preceding quarters, including comparable quarters of previous years. See Item 3.D - “Risk Factors” above.

Effective Corporate Tax Rate

See “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

In 2015, we derived a significant portion of our income from facilities granted Approved or Beneficiary Enterprise status, and therefore our effective tax rate was significantly reduced from the historic rate of Stratasys, Inc. See “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments” in Item 4.B above. Income tax expense in our historical financial statements prior to 2013 related primarily to the income taxes of non-Israeli subsidiaries, as income from Objet Ltd. was included only for the month of December, 2012, subsequent to the Stratasys-Objet merger.

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

B. Liquidity and Capital Resources

A summary of our statement of cash flows for the three years ended December 31, 2015 is as follows:

	Year ended December 31,
	2015	2014	2013
	U.S. $ in thousands
Net loss	$(1,373,511)	$(119,470)	$(26,907)
Goodwill and other long-lived assets impairment charges	1,231,385	117,106	-
Depreciation and amortization	108,395	109,429	92,436
Deferred income taxes	(19,129)	(53,887)	(19,449)
Stock-based compensation	30,010	30,207	24,262
Change in fair value of obligations in connection with
acquisitions	(23,671)	(26,150)	754
Foreign currency transactions loss and other non-cash items	8,629	10,602	(4,340)
Change in working capital and other items	15,982	(54,021)	(34,727)
Net cash provided by (used in) operating and other activities	(21,910)	13,816	32,029
Net cash used in investing activities	(93,102)	(27,439)	(226,751)
Net cash provided by (used in) financing activities	(67,004)	44,941	474,915
Effect of exchange rate changes on cash and cash equivalents	(2,533)	(3,265)	69
Net change in cash and cash equivalents	(184,549)	28,053	280,262
Cash and cash equivalents, beginning of year	442,141	414,088	133,826
Cash and cash equivalents, end of year	$257,592	$442,141	$414,088

Our cash and cash equivalents balance decreased to $257.6 million at December 31, 2015 compared to $442.1 million at December 31, 2014. The decrease in cash and cash equivalents in 2015 was due to cash flows used in operating activities in an amount of $21.9 million, cash flows used in investing activities of $93.1 million and cash used in financing activities in the amount of $67.0 million.

Our cash and cash equivalents balance increased to $442.1 million at December 31, 2014 compared to $414.1 million at December 31, 2013.

Cash flow from operating activities

We used $21.9 million of cash for our operating activities during 2015. The net loss of $1,374 million was adjusted due to non-cash impairment charges of goodwill and other long-lived assets of $1,231 million and depreciation and amortization of $108.4 million. Changes in the deferred income taxes negatively affected our cash flow used in operating activities in an amount of $19.1 million. Changes in working capital and other items of $16.0 million favorably affected our cash flow used in operating activities. Changes in working capital items that favorably affected our cash flow used in operating activities were primarily attributable to decrease in accounts receivable of $25.1 million and an increase of $10.1 million of our deferred revenue liabilities. The changes in our inventories balance negatively affected our working capital in $12.4 million. The changes in working capital reflect the improvement in the efficiency of our working capital management.

We generated cash from operating activities of $13.8 million during 2014. The net loss of $119.5 million was favorably adjusted due to noncash charges for goodwill and other intangible assets impairment of $117.1 million, depreciation and amortization of $109.4 million and stock-based compensation expense of $30.2 million offset mainly by the changes in the deferred income taxes of $53.9 million and in working capital items of $54.0 million.

We generated cash from operating activities of $32.0 million during 2013. The net loss of $26.9 million was favorably adjusted due to noncash charges for depreciation and amortization of $92.4 million and stock-based compensation expense of $24.3 million offset mainly by the changes in the deferred income taxes of $19.4 million and in working capital items of $34.7 million.

Cash flow from investing activities

We used $93.1 million of cash in our investing activities during 2015. Cash was primarily used to purchase property and equipment in an amount of $84.3 million as well as $9.9 million of cash used for acquisitions.

Property, plant and equipment purchases were $84.3 million in 2015. Our principal property and equipment purchases were for our new facility in Rehovot, Israel which is currently under construction. The new facility in Rehovot, Israel, which we paid approximately $39.1 million for during 2015, will house the Company’s Israeli headquarters, research and development facilities and certain marketing activities. Other property and equipment purchases were primarily for the enhancement of our manufacturing capabilities of our facilities in the United States.

Other cash used in our investing activities included $12.7 million of cash used for acquisitions as well as purchases of intangible assets, partially offset by $4.5 million of cash provided by changes in investments in short-term bank deposits, net.

We used $27.4 million of cash in our investing activities during 2014. We used $151.1 million of cash to fund our acquisitions. In addition, we also used non-cash consideration to fund our acquisitions. For further details, see our supplemental disclosure of cash flow information of our consolidated statement of cash flow and note 2 to our consolidated financial statements included in Item 18 of this annual report. Property, plant and equipment purchases totaled $60.5 million and the net changes in our short-term bank deposits provided $189.8 million of cash from investing activities.

We used $226.8 million of cash in our investing activities during 2013. The cash used for investing activities in 2013 primarily related to the purchase of short-term bank deposits, which used cash of $180.3 million, and the purchase of property, plant and equipment of $33.3 million.

Cash flow from financing activities

Net cash used in our financing activities was $67.0 million during 2015. Cash used in financing activities was mainly attributed to net repayment of $50.0 million in connection of the termination of our credit facility. In addition, $19.9 million of cash were used to finance our payments for obligations in connection with acquisitions and was partially offset by proceeds of $2.9 million from the exercise of stock options.

Net cash provided by financing activities was $44.9 million in 2014. Cash provided by financing activities was mainly attributed to our borrowing of $50.0 million under our credit facility during 2014, proceeds of $7.9 million from the exercise of stock options and were partially offset by the cash payment of the first earn-out period obligation in connection with MakerBot transaction in the amount of $10.8 million.

Net cash provided by financing activities was $474.9 million in 2013. Cash provided by financing activities was mainly attributed to net proceeds of $462.9 million from public offering of 5,175,000 of our ordinary shares. Proceed from the exercise of stock options provided cash of $12.5 million to our financing activities.

Capital resources and capital expenditures

Our total current assets amounted to $547.1 million as of December 31, 2015, of which $258.2 million consisted of cash and cash equivalents and short-term bank deposits. Total current liabilities amounted to $172.7 million as of December 31, 2015. Most of our cash and cash equivalents and short-term bank deposits are held in banks in Israel, Switzerland and the U.S., with only minor amounts subject to any restrictions on movement of balances within our company and our subsidiaries.

Our credit risk of our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we try to reduce the credit exposures of our accounts receivable by credit limits, credit insurance for many of our customers, ongoing credit evaluation and account monitoring procedures.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for the next twelve months.

Revolving credit facility

In September 2015, we terminated our revolving credit facility. In connection with the termination of the revolving credit facility, we repaid all of our outstanding short-term debt thereunder, in an amount of approximately $175 million. That payment was made from our available cash balances. As a result of the termination of our short-term debt under the revolving credit facility, we recorded an additional non-recurring financial expense of $2.7 million which included write-off of unamortized deferred issuance costs and fees paid for certain creditors and other third parties. The termination of our revolving credit facility was executed as part of our assessment of our policies with respect to our working capital and cash management and will enable us to reduce our future interest expenses. We expect to have sufficient liquidity to fund our operations and working capital needs following the termination of the revolving credit facility.

Acquisitions

As discussed in note 2 to our condensed consolidated financial statements, we acquired Solid Concepts on July 14, 2014. At the closing, we paid approximately $162 million as part of the purchase price and other related expenses, of which $60 million was paid in cash and $98 million was paid in our shares; an additional $4 million of the initial purchase price was deferred for six months and was paid in cash during January 2015. The remaining related payments, including deferred consideration and retention bonus payments, are subject to certain adjustments based on our share price. Subject to certain requirements for cash payments, we retain the discretion to settle any of the amounts payable under the Solid Concepts transaction in our shares, cash or any combination of the two. During July 2015, we issued 236,400 ordinary shares in the amount of $8.2 million and paid cash of $3.7 million to settle the first annual installment of the deferred payments and the deferred retention payments. Based on our share price as of December 31, 2015, the total undiscounted amount of the deferred payments consideration and retention bonus amounted to approximately $18.1 million. We believe that our existing cash reserves will be adequate to permit us to make the cash payments if we choose to pay the remaining amount in cash.

As part of our business strategy, we plan to consider and, as appropriate, make acquisitions of other businesses, products, product rights or technologies. Our cash reserves and other liquid assets may be inadequate to consummate such acquisitions and it may be necessary for us to issue shares or raise substantial additional funds in the future to complete future transactions.

Contractual obligations

For information concerning our material commitments as of December 31, 2015, see Item 5.F below (“Tabular Disclosure of Contractual Obligations”).

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

F. Tabular Disclosure of Contractual Obligations.

The following table summarizes our material known contractual obligations and commitments as of December 31, 2015 that we expect to require significant cash outlays in future periods:

	Payments Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	U.S. $ in thousands
Operating lease obligations (1)	$60,287	$12,928	$18,172	$12,968	$16,219
Purchase obligations (including
purchase orders)	35,945	35,945	-	-	-
	$96,232	$48,873	$18,172	$12,968	$16,219
____________________

(1)        Includes lease obligations for facilities.

The total amount of unrecognized tax benefits for uncertain tax positions was $13.9 million as of December 31, 2015. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

The following table lists the names and ages of our current directors, as well as the names, ages and positions of the current members of our senior management, as of the filing date of this annual report:

Name	Age	Position
Elchanan Jaglom	74	Chairman of the Board of Directors
S. Scott Crump	62	Chairman of the Executive Committee and Chief Innovation Officer
David Reis	55	Chief Executive Officer and Director
Edward J. Fierko	74	Director
Ilan Levin	50	Director
John J. McEleney	53	Director
Clifford H. Schwieter	69	Director
Ziva Patir	65	Director
Victor Leventhal	71	External Director*
Erez Simha	53	Chief Financial Officer and Chief Operating Officer
Joshua Claman	54	Chief Business Officer
Tal Dilian	54	Executive V.P., Technology and Products
Avi Jacoby	54	Executive V.P., Global Human Resources/Training
Dan Yalon	44	Executive V.P., Strategy, Business Development and Vertical Solutions

*Under the Companies Law, we are required to have two external directors serving on our board of directors. Our board (based on the recommendation of the executive committee thereof) will be nominating a candidate for election as our second external director for a three-year term (to serve alongside Mr. Leventhal, who will also be subject to election) at the 2016 annual general meeting of shareholders. We intend to publish notice and distribute related proxy materials for that shareholder meeting in the near future. The three-year term of Eyal Desheh, our prior external director, expired on February 25, 2016, and he has decided not to continue in that position for an additional term.

Elchanan Jaglom has served as Chairman of the Board of Directors since February 2015. From the Stratasys-Objet merger until February 2015, Mr. Jaglom served as the Chairman of the Executive Committee of our company. Prior to the Stratasys-Objet merger, he served as Chairman of Object’s board of directors from 2001 until the Stratasys-Objet merger. Mr. Jaglom also served as the Chairman of Diamond Capital Management Ltd., the investment manager of the Diamond Group of investment funds, until January 2, 2014. In parallel to his involvement with these entities, Mr. Jaglom has been involved in investment management of funds, private equity and venture capital investment since the early 1980s, focusing primarily on early-stage technology companies. He is currently a member of the Board of Trustees of the Tel Aviv Museum of Art and the Ben Gurion University of the Negev. He holds a bachelor’s degree in economics and statistics from the Hebrew University in Jerusalem and an M.B.A. from New York University.

S. Scott Crump has served as Chairman of the Executive Committee of the Board of Directors since February 2015 and as our Chief Innovation Officer since February 2013. Mr. Crump previously served as Chairman of the Board of Directors from the Stratasys-Objet merger until February 2015, as Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys-Objet merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. During the period from 1982 to 1988, Mr. Crump was a co-founder and Vice President of Sales of IDEA, Inc., which later changed its name to SI Technologies, Inc., a leading manufacturer of force, load and pressure transducers. Mr. Crump continued to be a director and shareholder of that company until its sale to Vishay Intertechnologies, Inc. (NYSE: VSH) in April 2005. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

David Reis has served as our (and, prior to the Stratasys-Objet merger, as Objet’s) Chief Executive Officer since March 2009 and as a director since June 2013. He also served as a director of Objet from 2003 until the closing of the Stratasys-Objet merger. Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver.

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

Joshua Claman began serving as our Chief Business Officer in April 2015. Mr. Claman is responsible for overseeing Stratasys’ Global Sales, Channel, Marketing and Service organizations. He formerly served as president of ReachLocal from July 2012 to May 2014 and as a long term executive of Dell from 2002 to 2012. He has extensive experience managing large global businesses, and has lived in Japan, Australia and the UK. Mr. Claman is a graduate of the University of Illinois with an MBA from the University of South Carolina, and an AMP from Oxford University, UK.

Tal Dilian has served as the Executive Vice President of Global Products and Technology of our company since February 2014. He is responsible for the overall product lifecycle, including global R&D and product marketing. Mr. Dilian served as a board member for Objet from 2010 until the Stratasys-Objet merger in December 2012. Previously, Mr. Dilian served as a special advisor to the chairman of Punj Lloyd from 2010 to 2012, and as Chief Security Architect at AGT from 2008 to 2009. Beginning in 2005, Mr. Dilian founded several startup companies, including SolarEdge and Vidyo. In 2000, he cofounded and served as CEO of Atidim, a nonprofit institution dedicated to educating disadvantaged youth. Mr. Dilian participated in the Interdisciplinary Program for Outstanding Students at Tel-Aviv University, where he earned BA, LLB and MBA degrees.

Avi Jacoby (Jack) joined our company in November 2013 and has served as the Executive Vice President of Global Human Resources and Training of our company since February 2014. Mr. Jacoby plays a lead role in shaping global organizational culture and the continual development of HR processes and infrastructure. Before joining our company, he held three executive management positions at Better Place, from January 2011 to April 2013. Mr. Jacoby holds a master’s degree in Diplomacy and Security from Tel Aviv University and a bachelor’s degree in Architecture and Town Construction from the Technion- Israel Institute of Technology, where he was honored with the President’s Award of Distinction.

Dan Yalon has served as the Executive Vice President of Strategy, Business Development and Vertical Solutions of our company (previously Objet) since June 2012. Mr. Yalon is responsible for strategy planning, mergers and acquisitions, strategic alliances, and all corporate business development, as well as developing Stratasys’ long-term vision of dedicated vertical solutions offering. Previously, Mr. Yalon was Chief Strategy Officer at NICE Systems from November 2007 to February 2012 and was head of Strategy and New Business Initiatives at Amdocs from May 2003 to October 2007. He also served on the board of directors of Alvarion Ltd. (formerly NASDAQ:ALVR) during 2012. Mr. Yalon is a graduate of Harvard Business School’s executive education Advanced Management Program and holds a dual bachelor’s degree in business and law from the Hebrew University in Jerusalem.

Arrangements for Election of Directors and Members of Management; Family Relationships

Since the expiration of the initial two year term following the Stratasys-Objet merger on December 1, 2014 and the election of our board of directors at an extraordinary general meeting of shareholders that was held on February 3, 2015, there are no longer any classifications or arrangements related to the election of our board of directors. Under the amendments to our articles of association that were adopted at that February 2015 shareholders meeting, our board members are elected at each annual general meeting of shareholders for a one year term (other than our external directors, who are elected every three years for a three year term, in accordance with the Companies Law). For additional information, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below. There are also no family relationships among any directors or members of our senior management.

B. Compensation.

The following table presents all compensation that we paid, or accrued, during the year ended December 31, 2015 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table does not include any amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during that period.

	Salaries, Fees, Bonuses	Pension,
	Commissions, and	Retirement
	Related Benefits Paid	and Other Similar
	or Accrued (1)	Benefits Accrued
All directors and members of senior management as a group,
consisting of 15 persons (2)	$3,894,021(3)	$221,993
____________________

(1)	Does not include the value attributable to stock option grants. For a discussion of stock option grants to our directors and members of senior management, see below.

(2)	Comprised of the 14 current directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above, and including, in addition, Eyal Desheh, who served as an external director during 2015 but whose term has subsequently expired.

(3)	This compensation amount for the year ended December 31, 2015 excludes an aggregate of $1.0 million of bonuses that were paid in 2015 in respect of services that had been performed during the previous year.

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

Director Compensation

The following table sets forth the directors’ fees, salary or other compensation (excluding value attributable to stock option grants and excluding reimbursement for reasonable expenses incurred in connection with services) that was paid in respect of the year ended December 31, 2015 to each of our directors who served during that year:

			Per Meeting Fee
	Annual		(In Person/
Name of Director	Fee/Salary(1)		Telephonic)
Elchanan Jaglom	$420,000	(2)
S. Scott Crump	$272,964	(3)
David Reis	$394,441	(4)
Edward J. Fierko	$68,750	(5)	$1,500/ $250
Ilan Levin	$317,108	(6)
John J. McEleney	$69,250	(7)	$1,500/ $250
Clifford H. Schweiter	$58,500		$1,500/ $250
Ziva Patir	$38,251	(8)	NIS3,750/ NIS2,250
Victor Leventhal	$42,658		NIS3,750/ NIS2,250
Eyal Desheh(9)	$49,346		NIS3,750/ NIS2,250
____________________

(1)	The amounts reflected in the “Annual Fee/Salary” column for our directors include all per-meeting fees paid to the directors in respect of their participation in meetings of the Board and committees on which the directors served in 2015 (which fees are identified in the right-hand column of the table).

(2)	Constitutes salary payable in respect of the consulting and director services provided by an entity affiliated with Mr. Jaglom. Does not include Israeli value added tax, or VAT, that is due on the salary payable to Mr. Jaglom.

(3)	Constitutes the aggregate salary payable to Mr. Crump for all of the services that he provides to our company, including in respect of his roles as Chairman of the Executive Committee and Chief Innovation Officer of our company. Our shareholders have also approved a bonus target of $178,740 for Mr. Crump. Mr. Crump declined his full bonus for the 2014 year (which would have been paid during 2015), as a one-time event, due to our financial results in 2015.

(4)	Constitutes the aggregate salary (excluding VAT) payable to Mr. Reis for all of the services that he provides to our company, including in respect of his role as Chief Executive Officer.

(5)	This amount includes a flat fee of $2,500 paid to Mr. Fierko in respect of his service on the Audit Committee of the Board.

(6)	These amounts exclude other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car that we provide to Mr. Levin.

(7)	This amount includes a flat fee of $2,500 paid to Mr. McEleney in respect of his service on the Executive Committee of the Board.

(8)	Does not include VAT that is due on the fees payable to Ms. Patir.

(9)	Mr. Desheh served as an external director of our company throughout the year ended December 31, 2015. His term has subsequently expired, on February 25, 2016, and he has decided not to be nominated for re-election.

Director/Officer Equity Compensation

During the year ended December 31, 2015, we granted stock options to purchase an aggregate of 174,615 of our ordinary shares to members of our senior management (and no options to our directors).

Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set annually by our Chief Executive Officer and approved by our compensation committee and our board of directors, in that order. These same corporate bodies also set the bonus targets for our Chief Executive Officer. In accordance with a December 2012 amendment to the Companies Law, we have adopted a compensate*on policy that governs the compensation of our directors and senior management and which has been approved by (i) the compensation committee of our board, (ii) the board of directors and (iii) our shareholders (in that order). Please see “Compensation Policy and Committee” in Item 6.C (“Board Practices”) below for further information.

For a description of the terms of our stock option and share incentive plans, see “Share Ownership - Stock Option and Share Incentive Plans” in Item 6.E below.

Office Holder Compensation

The table below outlines the compensation actually paid to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2015, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive (1)

					Total
					Compensation,
					Excluding
Name and Principal	Base	Variable	Benefit and		Equity-Based	Equity-Based	Total
Position(2)	Salary	Compensation(3)	Perquisites(4)	Other	Compensation	Compensation(5)	Compensation
Bre Pettis, Former
head of innovation
workshop	$150,192	$2,396,477	$—	$—	$2,546,669	$(51,151)	$2,495,518

Erez Simha, CFO &
COO	$377,708	$89,737	$46,786	$212,317	$726,548	$1,549,742	$2,276,290

Dan Yalon, EVP
Business
Development and
Vertical Solutions	$198,090	$71,149	$49,593	$—	$318,832	$1,339,145	$1,657,977

Scott Crump, Chief
Innovation Officer	$272,964	$—	$—	$—	$272,964	$1,167,939	$1,440,903

Tal Dilian, EVP
Global
Product &
Technology	$287,532	$71,150	$28,469	$—	$387,151	$971,445	$1,358,596
____________________

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.
(2)	All current executive officers listed in the table are full-time employees or consultants of our company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2015.
(3)	Amounts reported in this column refer to commission, incentive and bonus payments, which were paid with respect to 2015.
(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.
(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2015 with respect to equity-based compensation. Equity-based compensation is determined based on the awards' fair value on their grant date. Assumptions and key variables used in the calculation of such amounts are described in note 11 to our audited consolidated financial statements, which are included in Item 18 of this annual report.

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

Under our amended articles, our board of directors must consist of at least seven and not more than 11 directors, including at least two external directors required to be elected under the Companies Law. Following the expiration of the initial two year term following the Stratasys-Objet merger on December 1, 2014 and the adoption by our shareholders of amendments to our articles at the extraordinary general meeting of shareholders that was held in February 2015, each of our directors is elected annually, at our annual general meeting of shareholders (other than our external directors, who are elected for three year terms every three years in accordance with the requirements of the Companies Law). The vote required for the election of each director (other than external directors) is a majority of the voting power represented at the meeting and voting on the election proposal. The current members of our board consist of the Chairman— Elchanan Jaglom, the Chairman of the Executive Committee—S. Scott Crump, Edward J. Fierko, Ilan Levin, John J. McEleney, Ziva Patir, David Reis, Clifford H. Schwieter and our external director—Victor Leventhal. For more information, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below.

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

External Directors

Under the Companies Law, the boards of directors of companies whose shares are publicly traded, including companies with shares listed on the NASDAQ Global Select Market, are required to include at least two members who qualify as external directors. Victor Leventhal serves as one of our external directors, and he has been nominated by our board of directors for election for an additional term by our shareholders at our upcoming 2016 annual general meeting of shareholders. The term of Eyal Desheh, who served as an external director of our company, expired on February 25, 2016, and he has decided not to be nominated for re-election at that upcoming shareholder meeting. We intend to nominate a second external director for election at that upcoming shareholder meeting in the near future.

The Companies Law provides that external directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●

the majority voted in favor of election includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, which we refer to as a disinterested majority; or

●

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

The term “relative” is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons. The term affiliation and the similar types of prohibited relationships include (subject to certain exemptions):

●	an employment relationship;
●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);
●	control; and
●

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

Our board of directors has determined that Victor Leventhal possesses professional qualifications as required under the Companies Law. Our board has furthermore determined that Edward Fierko meets the independence requirements under the Exchange Act, meets the standards of the NASDAQ Listing Rules for membership on the audit committee and has accounting and financial expertise, as defined under Israeli law. Therefore, pursuant to the above-described Companies Law regulations, neither of our external directors is required to possess accounting and financial expertise.

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

●

he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

●

he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

The members of our audit committee consist of Victor Leventhal (who will be nominated for an additional term as an external director), and Edward J. Fierko, and, will also include (assuming his election) the nominee to serve as our second external director at our upcoming annual general meeting of shareholders. Our board of directors has determined that each of Messrs. Leventhal and Fierko meets the independence requirements set forth in the Listing Rules of the NASDAQ Stock Market and in Rule 10A-3 under the Exchange Act, as well as the independence criteria under the Companies Law.

Our board of directors has determined that Mr. Fierko qualifies as an audit committee financial expert, as defined under Item 16A of the SEC’s Form 20-F, and has the requisite financial sophistication set forth in the NASDAQ rules and regulations.

Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and the Listing Rules of the NASDAQ Stock Market, as well as the requirements for such committee under the Companies Law, including the following:

●

oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor; and
●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

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

Executive Committee

Upon the closing of the Stratasys-Objet merger, our board of directors appointed an executive committee. The roles of this committee are (i) to oversee the implementation of the business strategy of our company, subject to board approval for matters outside of the ordinary course of business (as is required under the Companies Law), and (ii) to exercise such other duties as the board may resolve from time to time. The members of the executive committee consist of Messrs. S. Scott Crump, who serves as chairman of the executive committee, Elchanan Jaglom, John McEleney and Ilan Levin. Mr. David Reis, by virtue of his role as our Chief Executive Officer, serves in an observer capacity on the committee.

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

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of our office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy also relates to certain factors, including advancement of our objectives, our business and our long-term strategy, and creation of appropriate incentives for executives. It also considers, among other things, our risk management, size and the nature of our operations. The compensation policy furthermore considers the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant director or executive;
●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;
●	the relationship between the terms offered and the average compensation of the other employees of our company, including those (if any) employed through manpower companies;
●	the impact of disparities in salary upon work relationships in our company;
●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and
●

as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, our company’s performance during that period of service, the person’s contribution towards our company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving our company.

The compensation policy also includes the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;
●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;
●

the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in our financial statements; and

●	the minimum holding or vesting period for variable, equity-based compensation.

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

Under the December 2012 amendment to the Companies Law, our compensation committee is responsible for recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and is charged with duties related to the compensation policy and to the compensation of our office holders as well as functions related to approval of the terms of engagement of office holders, including:

●

recommending whether our compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of the continuation of an existing compensation policy for a company such as ours must in any case occur every three years);

●	recommending to our board periodic updates to the compensation policy;
●	assessing implementation of the compensation policy; and
●	determining whether the compensation terms of the chief executive officer of our company need not be brought to approval of the shareholders (under special circumstances).

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

The NASDAQ Listing Rules also require that the compensation of the chief executive officer and all other executive officers of our company be determined, or be recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee consisting solely of independent directors. We have opted to follow home country (that is, Israeli) practice (in keeping with the Companies Law requirements described above) for our compensation committee in lieu of these NASDAQ requirements, given that the two sets of requirements are not identical. See Item 16.G of this annual report (“Corporate Governance”) below.

We appointed our compensation committee in mid-2013. The committee currently consists of Victor Leventhal and Ziva Patir, and, will also include our second external director upon (and assuming) his election as an external director at our upcoming annual general shareholder meeting. Once the full three member committee is duly constituted, it will appoint a chairman of the committee. After the compensation committee recommended approval of our compensation policy, our board of directors approved the policy in August 2013 and our shareholders approved it on September 12, 2013.

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

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and nominated by the board of directors. An internal auditor may not be:

●	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;
●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;
●	an office holder (including a director) of the company (or a relative thereof); or
●	a member of the company’s independent accounting firm, or anyone on his or her behalf.

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

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company. The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and
●	all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;
●	refrain from any activity that is competitive with the company;
●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and
●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her and any documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A “personal interest” includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an “extraordinary transaction” is defined as any of the following:

●	a transaction other than in the ordinary course of business;
●	a transaction that is not on market terms; or
●	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith. Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction with an office holder. Compensation of, or an undertaking to indemnify or insure, an office holder, requires approval by the compensation committee, the board of directors and, in certain cases (for directors, the chief executive officer, and any executive officer whose compensation terms do not conform to the then-existing compensation policy) the shareholders, in that order. Compensation of an individual office holder, including the chief executive officer (but excluding a director), that does not conform to the company’s compensation policy may be adopted under special circumstances despite failure to obtain shareholder approval if,following the relevant shareholder vote, the compensation committee followed by the board once again approves the compensation, based on renewed and specific analysis of relevant factors.

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

●	a disinterested majority; or
●

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

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and at class shareholder meetings with respect to the following matters:

●	an amendment to the company’s articles of association;
●	an increase of the company’s authorized share capital;
●	a merger; or
●	the approval of interested party transactions and acts of office holders that require shareholder approval.

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

●

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

●

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

●

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

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;
●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and
●	a financial liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●

a breach of fiduciary duty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
●	an act or omission committed with intent to derive illegal personal benefit; or
●	a fine or forfeit levied against the office holder.

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

D. Employees

The number of our full-time equivalent employees, and the distribution of employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2015, 2014 and 2013 are set forth in the two tables below.

	Number of full-time equivalent employees
	by region as of December 31,
Region	2015	2014	2013
North America	1,788	2,064	1,155
Israel	493	506	413
Europe	209	128	94
Asia Pacific	219	196	145
Latin America	12	12	12
Total	2,721	2,906	1,819

	Number of full-time equivalent employees
	by function as of December 31,
Division	2015	2014	2013
Operations and support	929	1,178	541
Research and development	543	517	267
Customer service	288	199	216
Sales and marketing	558	600	515
General and administrative	403	412	280
Total	2,721	2,906	1,819

During the years covered by the above tables, we did not employ a significant number of temporary employees.

The moderate decrease in the size of our workforce in 2015 was due to our implementation of operational efficiencies, which included elimination of excess employees in certain divisions of our company. The large increase in the size of our workforce in 2014 was primarily due to our acquisition of Solid Concepts, Harvest Technologies, GrabCAD, and other companies.

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

E. Share Ownership.

The following table lists, as of February 15, 2016, the number of our ordinary shares owned, and stock options held, by each of our directors and members of our senior management who served as such during the year ended December 31, 2015:

	Shares of Stratasys(1)			Stratasys stock options(3)
			Percent of	Number held(4)
	Number of		outstanding			Exercise
	shares		shares		Not	price
	beneficially		beneficially	Exercisable	exercisable	per	Expiration
Name	owned (2)		owned(2)	within 60 days	within 60 days	share	date
Elchanan Jaglom Chairman of the Board	See table in Item 7. A “Major Shareholders” below.

S. Scott Crump	360,873	(5)	*	18,000	—	$25.50	August 29, 2017
Chairman of the Executive Committee				10,800	7,200	$46.87	June 18, 2018
				68,749	31,251	$82.15	June 21, 2023

David Reis	237,498		*	172,436	—	$6.52	December 31, 2017
Chief Executive Officer and Director

Edward J. Fierko	92,925	(6)	*	18,000	—	$25.50	August 29, 2017
Director				10,800	7,200	$46.87	June 18, 2018
				15,125	6,875	$82.15	June 21, 2023
				8,250	13,750	$103.30	August 8, 2020

Ilan Levin	144,344		*	100,062	—	$7.82	December 31, 2017
Director				24,782	—	$2.21	December 31, 2017

John J. McEleney	26,975		*	3,600	7,200	$46.87	June 18, 2018
Director				15,125	6,875	$82.15	June 21, 2023
				8,250	13,750	$103.30	August 8, 2020

Clifford H. Schwieter	31,437		*	7,200	7,200	$46.87	June 18, 2018
Director				15,125	6,875	$82.15	June 21, 2023
				8,250	13,750	$103.30	August 8, 2020

Ziva Patir	20,338	(7)	*	20,338	9,244	$82.15	June 21, 2023
Director

Eyal Desheh	16,180		*	16,180	1,079	$7.82	December 1, 2022
Director(8)

Victor Leventhal	15,957		*	12,957	6,222	$74.95	December 1, 2022
Director

Erez Simha	*		*	*	*	*	*
Chief Financial Officer (9)

Joshua Claman	*		*	*	*	*	*
Chief Business Officer (9)

Tal Dilian	*		*	*	*	*	*
Executive V.P., Technology and Products (9)

Avi Jacoby	*		*	*	*	*	*
Executive VP Global Human Resources/ Training (9)

Dan Yalon	*		*	*	*	*	*
EVP Strategy, Marketing & BD (9)

____________________

*	Constitutes less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.

(2)	In accordance with Rule 13d-3 under the Exchange Act, the number of shares and the percentages shown for individual persons or groups include any ordinary shares underlying stock options held by such person or group that were exercisable within 60 days of February 1, 2015 and that are also reflected in the column titled “Stratasys stock options — Number held — Exercisable within 60 days.” Further in keeping with such Rule 13d-3, the computation of percentage ownership is based upon 52,102,594 ordinary shares outstanding at February 15, 2016, plus such number of ordinary shares as such person (but not any other person or group) had the right to receive upon the exercise of stock options within 60 days thereof.

(3)	For a description of Stratasys’ stock option plans, please see “Stock Option and Share Incentive Plans” in this Item below. All options granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.

(4)	Each stock option is exercisable for one ordinary share.

(5)	Includes 196,294 ordinary shares owned of record by Mr. Crump’s wife.

(6)	Includes 40,750 ordinary shares held jointly by Mr. Fierko and his wife.

(7)	Includes 255 ordinary shares held by Ms. Patir’s husband.

(8)	Mr. Desheh served as an external director of our company throughout the year ended December 31, 2015. His term has subsequently expired, on February 25, 2016, and he has elected not to be nominated for re-election.

(9)	Because each of Messrs. Simha, Claman, Dilian, Jacoby and Yalon beneficially owns less than 1% of our outstanding ordinary shares and his beneficial ownership has not previously been disclosed to our shareholders or otherwise made public, it is being omitted from this annual report pursuant to an allowance provided by the SEC’s Form 20-F.

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

We will not be making any further awards under the 2004 Plan, as the 2012 Plan has taken its place for future awards. A total of 626,940 ordinary shares are issuable upon exercise of outstanding options that are vested and currently exercisable under the 2004 Plan.

2012 Omnibus Equity Incentive Plan

Our 2012 Omnibus Equity Incentive Plan, which became effective at the effective time of the Stratasys-Objet merger, provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to our company or any of our affiliates. Following the approval of the 2012 Plan by the Israeli tax authorities, we will only grant options or other equity incentive awards under the 2012 Plan, although previously-granted options and awards will continue to be governed by the 2004 Plan. Under the 2012 Plan, there were 2,500,000 ordinary shares originally reserved for issuance, none of which was granted prior to the effectiveness of the merger. Upon the adoption of an amendment to the 2012 Plan at our extraordinary general meeting of shareholders in February 2013, the reserved pool under the plan consisted of 4,000,000 shares, which was to be automatically increased annually on January 1 (beginning on January 1, 2014) by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by our board of directors, if so determined prior to the January 1 on which the increase will occur. Pursuant to that provision, on each of January 1, 2014, January 1, 2015 and January 1, 2016, the pool of shares under the 2012 Plan was automatically increased by 500,000 shares, to 4,500,000 shares, 5,000,000 and 5,500,000 shares total, respectively.

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

Stratasys, Inc. Plans

Pursuant to the Stratasys-Objet merger agreement, upon the consummation of the Stratasys-Objet merger, each option exercisable for one share of Stratasys, Inc. common stock converted into an option to purchase one ordinary share of Stratasys Ltd. Furthermore, we assumed the obligations of Stratasys, Inc. related to the issuance of shares underlying those options under its then-existing option plans, consisting of the Stratasys, Inc. 1998 Incentive Stock Option Plan, Stratasys, Inc. 2000 Incentive Stock Option Plan, Stratasys, Inc. 2002 Long-Term Performance and Incentive Plan, and Stratasys, Inc. 2008 Long-Term Performance and Incentive Plan, which we refer to collectively as the Stratasys, Inc. plans. Each option so assumed pursuant to the Stratasys-Objet merger agreement remains governed by the terms and conditions of the relevant grant instrument as well as the Stratasys Inc. plan under which it was granted (with appropriate changes to reflect Stratasys Ltd. as the company whose shares are issuable upon exercise of the option). A total of 148,075 ordinary shares are issuable upon exercise of options that are vested and currently exercisable under the Stratasys, Inc. plans.

The following table presents certain option data information for the above-described stock option and share incentive plans as at February 1, 2016:

	Total				Weighted
	Ordinary				Average
	Shares	Aggregate		Aggregate	Exercise
	Reserved	Number of		Number of	Price of
	for	Awards	Shares Available	Awards	Outstanding
Plan	Grants	Granted out of Reserve	for Future Grants	Outstanding	Options
2004 Plan	—	—	None	660, 535	$11.46
2012 Plan	5,500,000	2,301,172	3,198,828	2,097,890	$51.87
Stratasys, Inc. Plans	—	—	None	234,875	$40.69
Totals	5,500,000	2,301,172	3,198,828	2,993,300	$39.83

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

Ownership by Major Shareholders

The following table presents the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our major shareholders), based on the most recent beneficial ownership reports filed with the SEC by such persons on or before February 15, 2016. The data presented is based on information provided to us, or disclosed in public filings with the SEC, by the major shareholders.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. The table below includes the number of shares underlying options that are exercisable within 60 days after February 15, 2015. Shares issuable upon the exercise of such options are deemed to be outstanding for the purpose of computing the ownership percentage of the person, entity or group holding such options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person, entity or group. The ownership percentages reflected below are based on 52,102,594 ordinary shares outstanding as of February 15, 2015.

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

			Options	Total
	Ordinary		Exercisable	Beneficial	Percentage
Beneficial Owner	Shares		within 60 Days	Ownership	Ownership
Roy J. Zuckerberg	3,234,227	(1)	—	3,234,227	6.2%
Elchanan Jaglom	3,220,625	(2)	—	3,220,625	6.2%
Samson Capital LLC	2,699,787	(3)	—	2,699,787	5.2%
PRIMECAP Management Company	3,285,000	(4)	—	3,285,000	6.3%
T. Rowe Price Associates, Inc.	2,762,172	(5)	—	2,762,172	5.3%
____________________

(1)	Represents shares beneficially owned as of December 31, 2015, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed jointly by Samson Capital, LLC and Roy J. Zuckerberg on February 11, 2016. Consists of 13,602 ordinary shares held by Zuckerberg Investment Partners, LP, 2,699,787 ordinary shares held by Samson Capital, LLC, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership and 520,838 ordinary shares held by Hancock LLC, a limited liability company organized under the laws of the State of California, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership as a result of the Roy J. Zuckerberg Family Trust’s 39.4% ownership of the membership interests of Hancock LLC. Mr. Zuckerberg is party to an agreement with respect to the ordinary shares held by Samson Capital, LLC that provides him with the right to independently make decisions as to voting and disposition of 1,720,649 of those ordinary shares, without having to consult with any other person. The Roy J. Zuckerberg Family Trust is party to an agreement pursuant to which it has the right to independently make decisions as to the voting and disposition of 202,286 of the ordinary shares held by Hancock LLC, without having to consult with any other person. Mr. Zuckerberg disclaims beneficial ownership of all of the ordinary shares that may be deemed to be beneficially owned by him except to the extent of his pecuniary interest therein.

(2)	Represents shares beneficially owned as of December 31, 2015, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by Elchanan Jaglom on February 11, 2016. Consists of (i) 2,699,787 ordinary shares held by Samson Capital, LLC, with respect to which Mr. Jaglom may be deemed to share beneficial ownership and (ii) the 520,838 ordinary shares held by Hancock LLC, a California limited liability company of which 61.2% of the membership interests are held by a company (which we refer to as the Hancock Member) of which Mr. Jaglom is a director. Mr. Jaglom is party to an agreement with respect to the ordinary shares held by Samson Capital, LLC that provides him with the right to independently make decisions as to voting and disposition of 979,138 of those ordinary shares, without having to consult with any other person. The Hancock Member is party to an agreement pursuant to which it has the right to independently make decisions as to voting and disposition of 318,552 of the ordinary shares held by Hancock LLC, without having to consult with any other person. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by each of Samson Capital, LLC and Hancock LLC except to the extent of his pecuniary interest therein.

(3)	Represents shares beneficially owned as of December 31, 2015, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed jointly by Samson Capital, LLC and Roy J. Zuckerberg on February 11, 2016. Samson Capital, LLC is a limited liability company organized under the laws of the State of Delaware. The outstanding membership interests of Samson Capital, LLC are held by Roy J. Zuckerberg (74.1% interest), Michael Jaglom (18.5% interest) and an entity holding membership interests for the benefit of Elchanan Jaglom and members of his family. Michael Jaglom and Elchanan Jaglom are cousins. Roy J. Zuckerberg and Elchanan Jaglom are the managing members of Samson Capital, LLC and, by virtue of such roles, may be deemed to possess shared power to direct the voting and disposition of, and thus shared beneficial ownership with respect to, the ordinary shares held by Samson Capital, LLC. Each of Roy J. Zuckerberg and Elchanan Jaglom disclaims beneficial ownership of the ordinary shares held by Samson Capital, LLC except to the extent of his pecuniary interest therein. Please see notes (1) and (2) above regarding arrangements concerning decisions as to voting and disposition of the ordinary shares held by this shareholder.

(4)	Represents shares beneficially owned as of December 31, 2015, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by PRIMECAP Management Company on February 12, 2016.

(5)	Represents shares beneficially owned as of December 31, 2015, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by T. Rowe Price Associates, Inc., or Price Associates, on February 9, 2016. Price Associates is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, the ordinary shares held by Price Associates. Not more than 5% of the class of ordinary shares is owned by any one client subject to the investment advice of Price Associates.

Changes in Percentage Ownership by Major Shareholders

During 2014 and 2013, there were decreases in the percentage ownership of each of our pre-existing major shareholders, consisting of Samson Capital, LLC, Roy J. Zuckerberg and Elchanan Jaglom. The decreases were due to, in the case of the some of the major shareholders, market sales by the major shareholders themselves. The decreases were also due to our issuance of a substantial number of additional ordinary shares in various transactions, including the Solid Concepts acquisition and Harvest Technologies acquisition in July 2014 and August 2014, respectively, the MakerBot transaction in August 2013, and our follow-on public offering in September 2013. In 2015, the percentage ownership of those shareholders increased, due to market purchases of additional ordinary shares by Samson Capital, LLC (which increased the percentage ownership of all three of those shareholders).

The percentage ownership of those shareholders decreased during 2013 and 2014, and increased during 2015, as follows: (i) Samson Capital, LLC—from 11.1% to 6.4% to 4.8%, and back up to 5.2%; (ii) Roy J. Zuckerberg—from 12.6% to 7.6% to 5.9%, and back up to 6.2%; and (iii) Elchanan Jaglom—from 12.5% to 7.5% to 5.8%, and back up to 6.2%. In addition, three additional shareholders who held more than 5% of our ordinary shares as of the end of 2012-- AGM Holding BV, Philippe J. Setton and FMR LLC— ceased to be major shareholders as of the end of 2013, due to a combination of market sales and issuances of additional ordinary shares by us.

During 2014, four new major shareholders— Morgan Stanley, Baillie Gifford & Co, T. Rowe Price Associates, Inc. and Edgewood Management LLC—acquired over 5% of our outstanding ordinary shares. During 2015, Morgan Stanley, Baillie Gifford & Co. and Edgewood Management LLC ceased to be major shareholders, as their percentage ownership dropped to 1.5%, 4.6% and 0%, respectively. During 2015, a new major shareholder, PRIMECAP Management Company, acquired 6.3% of our outstanding ordinary shares.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 15, 2016, there were 114 holders of record of our shares, of which 85 record holders holding 52,090,580, or approximately 99.99%, of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record 50,995,892 ordinary shares on behalf of hundreds firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions.

Except as described below or elsewhere in this annual report, since January 1, 2015, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

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

Employment and Consulting Agreements with Directors and Executive Officers

Employment agreement with David Reis

Under an employment agreement, dated September 15, 2008, that we entered into with our Chief Executive Officer, David Reis, Mr. Reis is entitled to a gross monthly salary of NIS 126,600 (approximately $32,450). Mr. Reis is also entitled to an annual performance bonus subject to the discretion of our board of directors, based on our achievement of specific goals set by the board. On October 9, 2015, our shareholders approved the payment of a cash bonus of $480,645 (approximately NIS 1,885,000) to Mr. Reis in respect of his performance for the year ended December 31, 2014, as determined and approved by the compensation committee of our board of directors and by our board pursuant to the employment agreement. Besides base salary and bonus, Mr. Reis receives under the agreement other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including reimbursement for reasonable expenses incurred in connection with his services, and the right to use (and all related fixed and variable costs in respect of) a leased car and cellular telephone. Mr. Reis is furthermore entitled to company contributions equivalent to 5%, 8.33%, 2.5%, and 7.5% of his gross monthly salary towards certain pension, severance, disability and tax-advantaged savings funds (known as a manager’s insurance policy, severance compensation fund, disability insurance, and a study fund, respectively) (Mr. Reis also contributes 5% and 2.5% of his gross monthly salary towards the manager’s insurance policy and study fund, respectively). The employment engagement is terminable by either party upon six months’ prior written notice, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. As required under Israeli law, the terms of Mr. Reis’ engagement with our company were approved by our board of directors and shareholders (while we were still a private company).

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

Employment agreement with Ilan Levin

Pursuant to an employment agreement, dated June 27, 2011, Ilan Levin provides services to us as a full-time employee who leads special corporate executive functions. Under the agreement, Mr. Levin receives a gross monthly salary of NIS 27,000 (approximately $6,950) and other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including reimbursement for reasonable expenses incurred in connection with his services, and the right to use (and all related fixed and variable costs in respect of) a leased car. The foregoing salary is in addition to and independent of the $19,400 per month plus Israeli value added tax, or VAT, that Mr. Levin is entitled to for continued service as a member of the board.

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

Mr. Levin has furthermore been granted an aggregate of 419,344 options to purchase ordinary shares, of which 124,844 are currently outstanding, all of which are fully vested. 100,062 of such options have an exercise price of $7.82 per share and 24,782 of such options have an exercise price of $2.208 per share. All of such options expire on December 31, 2017. All of the 124,844 ordinary shares underlying the foregoing options are subject to an agreement between Mr. Levin and our company under which they may only be disposed of (subject to minor exceptions involving the payment of taxes) in an orderly fashion, on a pro rata basis over the course of a five year period commencing in 2012. These restrictions governing the disposition of these shares supplement, and do not replace, any additional applicable restrictions under our share option and incentive plans.

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

Export Sales

The following table presents total export sales by Stratasys, Ltd for each of the fiscal years indicated (in thousands):

	2015	2014	2013
Total Export Sales*	$280,021	$341,395	$219,837
as a percentage of Total Sales	40.2%	45.5%	45.4%
____________________

*	Export sales, as presented, are defined as sales to customers located outside of North America and Israel (where our dual headquarters are located).

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

Claims Related to Company Equity

On March 4, 2013, five current or former minority shareholders and former directors of our company filed two lawsuits against our company in an Israeli central district court. The lawsuits demand that we amend the capitalization table of our company such that certain shares previously issued to Objet shareholders named as defendants would be recognized as being owned by the plaintiffs with a consequent reduction of the share ownership of the named defendants. The lawsuits also name as defendants Elchanan Jaglom, the Chairman of the board of directors, David Reis, our Chief Executive Officer, various shareholders of ours who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, one of our directors. The lawsuits allege in particular that a series of investments in Objet during 2002 and 2003 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that we effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009.

We filed our statement of defense in response to these claims in May 2013, denying the claims. The court has dismissed the lawsuit of one of the former directors due to lack of cause. The suits are currently at the stage of pre-trial hearings.

Securities Law Class Actions

On February 5, 2015, a lawsuit styled as a class action was commenced in the United States District Courts for the District of Minnesota, naming the Company and certain of our officers and directors as defendants. Similar actions were filed on February 9 and 20, 2015, and on March 25, 2015, in the Southern District of New York, the Eastern District of New York, and the District of Minnesota, respectively. The lawsuits allege violations of the Exchange Act in connection with allegedly false and misleading statements concerning our business and prospects. The plaintiffs seek damages and awards of reasonable costs and expenses, including attorneys’ fees. On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. On July 1, 2015, the lead plaintiffs filed their consolidated complaint. On August 31, 2015, the defendants moved to dismiss the consolidated complaint for failure to state a claim. The Court heard the motion on December 11, 2015, but has not rendered a decision. We intend to mount vigorous defenses to these lawsuits.

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

	Price Range
	High	Low
Fiscal Period:	(U.S. $)	(U.S. $)
Six most recent months:
February 2016	18.85	15.51
January 2016	24.56	15.24
December 2015	26.79	23.48
November 2015	28.67	22.58
October 2015	31.90	25.50
September 2015	30.62	26.17
Two most recent full financial years and subsequent periods, by quarter:
Fiscal Year Ending December 31, 2016
January 1, 2016 - February 29, 2016 only	24.56	15.24
Fiscal Year Ending December 31, 2015
October 1, 2015 - December 31, 2015	31.90	22.58
July 1, 2015 - September 30, 2015	37.73	26.17
April 1, 2015 - June 30, 2015	61.43	34.66
January 1, 2015 - March 31, 2015	81.05	52.78
Fiscal Year Ending December 31, 2014
October 1, 2014 - December 31, 2014	122.57	78.64
July 1, 2014 - September 30, 2014	129.28	97.13
April 1, 2014 - June 30, 2014	113.63	88.04
January 1, 2014 - March 31, 2014	136.46	103.64
Five most recent full financial years
2015	81.05	22.58
2014	136.46	78.64
2013	134.70	62.50
2012	80.75	30.37
2011	55.43	18.00

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

Rights to Share in the Company’s Profits. Our shareholders have the right to share in our profits distributed as a dividend or via any other permitted distribution. See “Rights Attached to Shares — Dividend Rights”, in this Item 10.B above.

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

Election of Directors

Directors of our company, other than external directors, are elected each year at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. See “Item 6.C Board Practices—Board of Directors” above. Our ordinary shares do not have cumulative voting rights for this purpose. As a result, holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholders’ meeting at which a quorum is present will have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Board Practices—External Directors” in Item 6.C above.

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

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders that will be entitled to participate and vote at general meetings are the shareholders of record on a date decided by our board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law and our amended articles require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to the amended articles;
●	appointment or termination of our auditors;
●	appointment of directors and appointment and dismissal of external directors;
●	approval of acts and transactions involving related parties, as defined by the Companies Law or pursuant to our amended articles;
●	director compensation;
●	increases or reductions of our authorized share capital;
●	a merger; and
●	the exercise of our board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

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

Adoption of Resolutions

Our amended articles provide that all resolutions of our shareholders require the approval of a majority of the voting power present and voting at a general meeting, unless otherwise required by the Companies Law or by the amended articles. Under the Companies Law and the amended articles, shareholders are not permitted to take action via written consent in lieu of a meeting. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) require, in addition to approval by the compensation committee (in the case of terms of employment) or audit committee (in the case of some other engagement) and the board of directors, approval by a special majority of the shareholders that fulfills one of the following requirements:

●	a disinterested majority; or
●	the votes of shareholders who have no personal interest in the transaction and who are present and voting, in person, by proxy or by voting deed at the meeting, and who vote against the transaction may not represent more than two percent (2%) of the voting rights of the company.

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

Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a voting deed in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

●	appointment or removal of directors;
●	approval of transactions with office holders or interested or related parties;
●	approval of a merger or any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by voting deed;
●	approval of an arrangement or reorganization of the company pursuant to Section 350 of the Israeli Companies Law; and
●	other matters which may be prescribed by Israel’s Minister of Justice.

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

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders’ meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above in this annual report under “Item 6.C Board Practices—Approval of Related Party Transactions Under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders”).

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

C. Material Contracts.

We have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A—”History and Development of the Company”, Item 4.B—”Business Overview”, Item 5.B—”Operating and Financial Review and Prospects—Liquidity and Capital Resources”, Item 6.C – “Board Practices—Director Service Contracts” and Item 7.B - “Related Party Transactions”.

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

Israeli resident individuals

Capital Gain

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2015).

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

Dividend Income

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Significant Shareholder, at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Beneficiary Enterprise are subject to withholding tax at the rate of 15% (and 20% with respect to Preferred Enterprise), if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Beneficiary/ Preferred income).

Israeli resident corporations

Capital Gain

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described in “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure” in Item 4.B above, the corporate tax rate was 26.5% in 2015 and from 2016 and onwards is 25%.

Dividend Income

Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Beneficiary Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after that period.

Non-Israeli Residents

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (26.5% in 2015 and 25% in 2016 and thereafter), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2015).

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

In addition, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, to which we refer as the U.S.-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

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

Dividend Income

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares at the rate of 25% or 30% (if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Approved Enterprise or Beneficiary Enterprise (and 20% with respect to Preferred Enterprise). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Significant Shareholder or not) and 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise (and 20% if the dividend is distributed from income attributed to a Preferred Enterprise), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the U.S.-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise or Beneficiary Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise are subject to a withholding tax rate of 15% for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Beneficiary Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the Code.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 810,720 for 2015, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

U.S. Federal Income Tax Considerations

Subject to the limitations described in the following paragraphs, the discussion below describes the material U.S. federal income tax consequences to a beneficial owner of our ordinary shares, referred to in this discussion as a U.S. holder, that is:

●	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

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

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, to which we refer as the Code, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

●	are broker dealers or insurance companies;
●	have elected mark-to-market accounting;
●	are tax-exempt organizations;
●	are financial institutions or financial services entities;
●	are partnerships or other entities treated as partnerships for U.S. federal income tax purposes or partners thereof or members therein;
●	hold ordinary shares as part of a straddle, hedge, conversion or other integrated transaction with other investments;
●	own directly, indirectly or by attribution at least 10% of our voting power; or
●	have a functional currency that is not the U.S. dollar.

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

Taxation of Dividends Paid on Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary income the gross amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is actually or constructively received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.” In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “New Tax on Investment Income” in this Item below.

Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% or 20%, in case of taxpayers with annual taxable income which exceeds certain thresholds), provided those dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet these requirements, and dividends taxable to corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to the dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, the ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as that term is defined in the Code) for any year, dividends paid on our ordinary shares in that year or in the year following that year would not be qualified dividends. In addition, a non-corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so, in which case the dividend will be taxed at ordinary income rates. Corporate holders will not be allowed a deduction for dividends received in respect of our ordinary shares.

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

A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on our ordinary shares:

●	if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date that is 15 days before the ex-dividend date; or
●	to the extent that the U.S. holder is under an obligation to make related payments on substantially similar or related property.

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

If we were a PFIC, and a U.S. holder did not make, as described below, a timely election either to treat us as a qualified electing fund or, if the election is available, to mark our shares to market, any excess distributions we pay to a U.S. holder would be taxed in a special way. Excess distributions are amounts paid on shares in a PFIC in any taxable year that exceed 125% of the average distributions paid on those shares in the shorter of:

●	the three previous years; and
●	the U.S. holder’s holding period for ordinary shares before the present taxable year.

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

Although we do not believe that we were a PFIC in 2015, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2016 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Backup Withholding” below, a non-U.S. holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

●	the income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country that has an income treaty with the United States, the income is attributable to a U.S. permanent establishment, or, in the case of an individual, a fixed place of business in the United States;

●	the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

●	the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.

A non-U.S. holder is a beneficial owner of our ordinary shares that is (1) a nonresident alien as to the United States for U.S. federal income tax purposes; (2) a corporation created or organized in or under the law of a country, or any of its political subdivisions, other than the United States; or (3) an estate or trust that is not a U.S. holder.

Information Reporting and Backup Withholding

U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to backup withholding at a rate of 28% (for taxable years through 2015) unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and backup withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

The Foreign Account Tax Compliance Act, or FATCA, was enacted during 2014. FATCA generally requires foreign financial institutions (FFIs) to identify U.S. account holders and report them to the IRS or pay a 30% withholding tax. Nonfinancial foreign entities (or NFFEs) are required to report their substantial U.S. owners to withholding agents or pay a 30% withholding tax. FATCA’s objective is to prevent tax evasion by requiring the disclosure of account holder information to the IRS. Because Stratasys is a publicly traded company that is not a financial institution, FATCA has less impact than the rules discussed above that are still in effect for withholding tax purposes.

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

Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding his reporting obligation.

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

The majority of our balance sheet exposure relates to foreign currency assets and liabilities in entities which their functional currency is Euro. Our net Euro balance sheet exposure as of December 31, 2015 was approximately $79.6 million.

Our total revenues amounted to $696.0 million in 2015, of which approximately 15.9% were denominated in Euros. During 2015, our Euro-denominated revenues exceeded our Euro-denominated expenses. Conversely, our expenses denominated in shekels are higher than our expected shekel-denominated revenues. For those currencies which do not have a sufficient natural hedge within our operations (such as offsetting revenues and expenses recorded in a given currency, or some other hedge), we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results. In 2015, we entered into hedging transactions to reduce the potential exposure resulting from the strengthening of the U.S. dollar against the Euro and strengthening of the shekel against the U.S. dollar. Our foreign exchange forward contracts in effect as of December 31, 2015 were for the conversion of $74.8 million into Euro and $24.2 million into NIS.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

(i) A change of 10% in the value of the Euro relative to the U.S. dollar in 2015 would have resulted in a change in the U.S. dollar reporting value of our consolidated operating income of $7.4 million for that year, mainly due to revenues earned in Euros.

(ii) A change of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2015 would have resulted in a change in the dollar-reported value of our consolidated operating income of $13.6 million, mainly due to shekel-recorded expenses.

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

Interest Rate Risk

Our cash and cash equivalents are held primarily in bank deposits with maturities of less than 90 days, and our short-term bank deposits have maturities of more than 90 days. Both are subject to limited interest rate risk, with an average interest rate of 1.01%. An immediate 10% change in interest rates would not have a material effect on our financial condition or results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2015, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2015.

(b) Management’s Annual Report on Internal Control Over Financial Reporting.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2015, our internal control over financial reporting is effective based on those criteria.

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

(c) Attestation Report of Registered Public Accounting Firm.

PwC’s attestation report regarding the effectiveness of our internal control over financial reporting is included in “Item 18—Financial Statements” on page F-3 of this annual report, which attestation report is incorporated by reference in this Item 15(c).

(d) Changes in Internal Control over Financial Reporting.

Based on the evaluation conducted by our management, with the participation of our chief executive officer and chief financial officer, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) have concluded that there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Edward J. Fierko, who serves on the audit committee of our board of directors, meets the requirements of an “audit committee financial expert”, as defined in Item 407(d)(5) of SEC Regulation S-K and Item 16A of SEC Form 20-F and is an independent director, as defined in Rule 5600(a)(2) of the NASDAQ Listing Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth, for the years ended December 31, 2014 and 2015, the fees billed to us and our subsidiaries by our principal accountant. (1)

	Year ended
	December 31,
	2015	2014
Audit fees (2)	$972,988	$954,580
Audit-related fees (3)	-	304,600
Tax fees (4)	94,905	465,322
All other fees (5)	52,500	178,143
Total	$1,120,393	$1,902,645

(1)	Comprised by fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, or Kesselman & Kesselman (which served as our principal accountant with respect to the years ended December 31, 2014 and 2015).

(2)	Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(3)	Audit-related fees are fees for assurance and related services rendered by our principal accountant that are reasonably related to the performance of its audit of our financial statements and that are not reported under “Audit-fees” above.

(4)	Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

(5)	All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

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

●	Quorum for Shareholder Meetings: As permitted under the Companies Law, under a recent amendment adopted to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, two shareholders, regardless of the voting power associated with their shares), instead of 33 1/3% of the issued share capital required under the NASDAQ Listing Rules.

●	Executive Sessions of Independent Directors: Under the Companies Law, our independent directors (as defined under the NASDAQ Listing Rules) do not need to meet regularly in sessions at which only they are present, as is required of U.S. domestic issuers under NASDAQ Listing Rule 5605(b)(2).

●	Independent Director Oversight of Executive Officer Compensation: As described under Item 6.C (“Board Practices”— “Board of Directors”— “Board Committees”— “Compensation Policy and Committee”), under the Companies Law, the compensation of our executives and other office holders is subject to a compensation policy and to the recommendations of a compensation committee of our board of directors that we have adopted and appointed, respectively. The required composition of that committee and the procedure for approval of compensation under that Companies Law amendment differ slightly from those under NASDAQ Listing Rule 5605(d), which requires that the compensation of executive officers be recommended or determined solely by independent directors or by a compensation committee of the board consisting solely of independent directors (as defined under the NASDAQ Listing Rules). While there is significant practical overlap as to who qualifies to serve on the compensation committee under the Companies Law and the NASDAQ Listing Rules, the requirements are not identical, and we comply with the Companies Law requirement.

●	Independent Director Oversight of Nominations: Under Israeli law, there is no requirement to have an independent nominating committee or the independent directors of a company select (or recommend for selection) director nominees, as is required under NASDAQ Listing Rule 5605(e) for a U.S. domestic issuer. Our board of directors (based on the recommendation of the executive committee thereof) handles this process, as is permitted by our amended articles and the Companies Law. We also need not adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as NASDAQ requires for a U.S. issuer.

●	Shareholder Approval: Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from, or in addition to, the requirements for seeking shareholder approval under NASDAQ Listing Rule 5635. See “Item 6. Directors, Senior Management and Employees—C. Board Practices — Fiduciary Duties of Office Holders” in this annual report for a description of the some of the transactions requiring shareholder approval under the Companies Law.

●	Distribution of Annual and Interim Reports: As opposed to NASDAQ Listing Rule 5250(d), which requires listed issuers to make annual and quarterly reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we will make our annual report containing audited financial statements available to our shareholders at our offices (in addition to a public website). We reserve the right to limit our mailing of such report to shareholders to an upon-request basis.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

Index to Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2015 and 2014	F-3
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2015, 2014
and 2013	F-4
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2015, 2014 and 2013	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2015, 2014 and 2013	F-6 to F-7
Notes to the Consolidated Financial Statements	F-8 to F-46
Index to Financial Statement Schedule
Schedule II-Valuation and Qualifying Accounts and Reserves	S-1

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

Report of Independent Registered Public Accounting Firm

To the shareholders of Stratasys Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows present fairly, in all material respects, the financial position of Stratasys Ltd. and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management and Board of Directors are responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the “Management's Annual Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for the classification of deferred taxes in the consolidated balance sheets due to the adoption of ASU 2015-17, Balance Sheet Classification of Deferred Taxes.

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

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
       March 21, 2016

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in thousands, except share data)

December 31,	2015	2014
ASSETS

Current assets
Cash and cash equivalents	$257,592	$442,141
Short-term bank deposits	571	595
Accounts receivable, net	123,215	150,806
Inventories	123,658	123,385
Net investment in sales-type leases	11,704	8,170
Prepaid expenses	8,469	7,931
Deferred income taxes	-	25,697
Other current assets	21,864	37,903
Total current assets	547,073	796,628
Non-current assets
Goodwill	383,853	1,323,502
Other intangible assets, net	252,468	597,903
Property, plant and equipment, net	201,934	157,036
Net investment in sales-type leases - long-term	17,785	14,822
Deferred income taxes and other non-current assets	11,243	9,216
Total non-current assets	867,283	2,102,479
Total assets	$1,414,356	$2,899,107

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$39,021	$37,359
Short-term debt	-	50,000
Accrued expenses and other current liabilities	31,314	34,514
Accrued compensation and related benefits	34,052	42,332
Income taxes payable	11,395	13,246
Obligations in connection with acquisitions	4,636	28,092
Deferred revenues	52,309	45,023
Total current liabilities	172,727	250,566
Non-current liabilities
Obligations in connection with acquisitions - long-term	4,354	26,461
Deferred tax liabilities	16,040	55,835
Deferred revenues - long-term	7,627	5,946
Other non-current liabilities	22,428	25,091
Total non-current liabilities	50,449	113,333
Total liabilities	$223,176	$363,899

Commitments and contingencies (see note 10)

Redeemable non-controlling interests	2,379	3,969

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 52,082 thousands shares and 50,923 thousands shares
issued and outstanding at December 31, 2015 and 2014, respectively	141	139
Additional paid-in capital	2,605,957	2,568,149
Accumulated other comprehensive loss	(10,774)	(3,647)
Accumulated deficit	(1,406,706)	(33,871)
Equity attributable to Stratasys Ltd.	1,188,618	2,530,770
Non-controlling interests	183	469
Total equity	1,188,801	2,531,239
Total liabilities and equity	$1,414,356	$2,899,107

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

Years Ended December 31,	2015	2014	2013
Net sales
Products	$503,946	$612,138	$414,853
Services	192,049	137,991	69,550
	695,995	750,129	484,403
Cost of sales
Products	466,221	302,838	213,427
Services	127,602	84,897	44,803
	593,823	387,735	258,230
Gross profit	102,172	362,394	226,173

Operating expenses
Research and development, net	122,360	82,270	52,310
Selling, general and administrative	434,619	351,993	202,040
Goodwill impairment	942,408	102,470	-
Change in fair value of obligations in connection with acquisitions	(23,671)	(26,150)	754
	1,475,716	510,583	255,104
Operating loss	(1,373,544)	(148,189)	(28,931)

Financial expense, net	(10,287)	(6,529)	(450)
Loss before income taxes	(1,383,831)	(154,718)	(29,381)

Income taxes	(10,320)	(35,248)	(2,474)
Net loss	(1,373,511)	(119,470)	(26,907)

Net income (loss) attributable to non-controlling interests	(676)	(50)	47
Net loss attributable to Stratasys Ltd.	$(1,372,835)	$(119,420)	$(26,954)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(26.64)	$(2.39)	$(0.64)
Diluted	$(26.64)	$(2.39)	$(0.68)

Weighted average ordinary shares outstanding
Basic	51,592	50,019	42,079
Diluted	51,592	50,019	42,099

Comprehensive Loss
Net loss	$(1,373,511)	$(119,470)	$(26,907)
Other comprehensive income (loss), net of tax:
Losses on securities reclassified into earnings	-	167	-
Foreign currency translation adjustments	(8,263)	(4,326)	2,036
Unrealized gains (losses) on derivatives designated as cash flow hedge	1,136	(1,396)	153
Other comprehensive income (loss), net of tax	(7,127)	(5,555)	2,189
Comprehensive loss	(1,380,638)	(125,025)	(24,718)

Comprehensive income (loss) attributable to non-controlling interests	(676)	(50)	90
Comprehensive loss attributable to Stratasys Ltd.	$(1,379,962)	$(124,975)	$(24,808)

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
(in thousands )

Years Ended December 31, 2015, 2014, and 2013
				Retained	Accumulated
			Additional	Earnings	Other	Equity
	Ordinary Shares		Paid-In	(accumulated	Comprehensive	attributable to	Non-controlling	Total
	Number of shares	Par Value	Capital	deficit)	Income (Loss)	Stratasys Ltd.	Interest	Equity
Balances, January 1, 2013	38,372	$101	$1,459,294	$112,503	$(238)	$1,571,660	$496	$1,572,156
Issuance of shares in connection with stock-based
compensation plans	1,742	4	12,447	-	-	12,451	-	12,451
Tax benefit from stock-based compensation plans and warrant	-	-	643	-	-	643	-	643
Stock-based compensation	-	-	24,262	-	-	24,262	-	24,262
Issuance of shares in connection with public offering	5,175	15	463,893	-	-	463,908	-	463,908
Issuance of shares and options in connection with acquisitions	3,922	13	453,204	-	-	453,217	-	453,217
Acquisition of non-controlling interests	-	-	(1,546)	-	-	(1,546)	(586)	(2,132)
Comprehensive income (loss)	-	-		(26,954)	2,146	(24,808)	90	(24,718)
Balances, December 31, 2013	49,211	$133	$2,412,197	$85,549	$1,908	$2,499,787	$-	$2,499,787
Issuance of shares in connection with stock-based
compensation plans	558	2	7,904	-	-	7,906	-	7,906
Stock-based compensation	-	-	30,207	-	-	30,207	-	30,207
Issuance of shares and options in connection with acquisitions	1,154	4	117,841	-	-	117,845	-	117,845
Non-controlling interests arising from acquisitions	-	-	-	-	-	-	519	519
Comprehensive loss	-	-	-	(119,420)	(5,555)	(124,975)	(50)	(125,025)
Balances, December 31, 2014	50,923	$139	$2,568,149	$(33,871)	$(3,647)	$2,530,770	$469	$2,531,239
Issuance of shares in connection with stock-based
compensation plans	260	-	2,871	-	-	2,871	-	2,871
Stock-based compensation	-	-	30,010	-	-	30,010	-	30,010
Tax deficit from stock-based compensation plans	-	-	(1,706)	-	-	(1,706)	-	(1,706)
Issuance of shares for settlements of obligations in connection
with acquisitions and other related items, net	899	2	8,433	-	-	8,435	-	8,435
Adjustment to redemption value of redeemable non-controlling interests	-	-	(1,800)	-	-	(1,800)	-	(1,800)
Comprehensive loss	-	-	-	(1,372,835)	(7,127)	(1,379,962)	(286)	(1,380,248)
Balances, December 31, 2015	52,082	141	2,605,957	(1,406,706)	(10,774)	1,188,618	183	1,188,801

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2015	2014	2013
Cash flows from operating activities
Net loss	$(1,373,511)	$(119,470)	$(26,907)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Goodwill impairment	942,408	102,470	-
Impairment of other long-lived assets	288,977	14,636	-
Depreciation and amortization	108,395	109,429	92,436
Stock-based compensation	30,010	30,207	24,262
Foreign currency transaction loss (gain)	8,612	10,327	(1,470)
Deferred income taxes	(19,129)	(53,887)	(19,449)
Change in fair value of obligations in connection with acquisitions	(23,671)	(26,150)	754
Excess tax benefit from stock options and warrant	-	-	(2,817)
Other non-cash items	17	275	(53)

Change in cash attributable to changes in operating assets
and liabilities, net of the impact of acquisitions:
Accounts receivable, net	25,075	(46,717)	(32,763)
Inventories	(12,408)	(39,370)	(27,102)
Net investment in sales-type leases	(6,497)	(5,078)	(4,909)
Other current assets and prepaid expenses	11,262	(10,537)	1,222
Other non-current assets	(439)	1,558	(1,625)
Accounts payable	(1,937)	(4,305)	(8,519)
Other current liabilities	(7,464)	31,047	14,000
Deferred revenues	10,141	12,662	11,601
Other non-current liabilities	(1,751)	6,719	13,368
Net cash provided by (used in) operating activities	(21,910)	13,816	32,029

Cash flows from investing activities
Purchase of property and equipment	(84,299)	(60,497)	(33,276)
Proceeds from maturities of bank deposits and restricted deposits	191,741	551,364	45,433
Investment in bank deposits and restricted deposits	(187,264)	(361,571)	(225,740)
Cash paid for acquisitions, net of cash acquired	(9,905)	(151,057)	(8,758)
Acquisition of intangible assets	(2,747)	(3,087)	(4,663)
Purchase of long-term investments	(250)	(3,767)	-
Proceeds from maturities and sales of marketable securities	-	1,634	-
Other investing activities	(378)	(458)	253
Net cash used in investing activities	(93,102)	(27,439)	(226,751)

Cash flows from financing activities
Repayment of short-term debt	(175,000)	-	-
Proceeds from short-term debt	125,000	50,000	-
Payment of obligations in connection with acquisitions	(19,875)	(10,795)	-
Proceeds from exercise of stock options and warrant	2,871	7,906	12,451
Proceeds from follow-on offering, net of issuance costs	-	-	462,872
Excess tax benefit from stock options and warrant	-	-	2,817
Acquisition of non-controlling interest	-	(2,170)	-
Other financing activities	-	-	(3,225)
Net cash provided by (used in) financing activities	(67,004)	44,941	474,915

Effect of exchange rate changes on cash and cash equivalents	(2,533)	(3,265)	69

Net change in cash and cash equivalents	(184,549)	28,053	280,262
Cash and cash equivalents, beginning of year	442,141	414,088	133,826

Cash and cash equivalents, end of year	$257,592	$442,141	$414,088

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2015	2014	2013
Supplemental disclosure of cash flow information
Cash paid for Income taxes	$13,487	$6,241	$3,300
Cash paid for interest	1,514	235	-
Transfer of inventory to fixed assets	8,886	10,933	6,279
Transfer of fixed assets to inventory	3,661	3,819	316

Fair value of assets acquired, including $509, $6,502 and
$3,405 of cash acquired for the years ended December
31, 2015, 2014 and 2013, respectively	$12,570	$360,595	$573,604

Less liabilities assumed	(2,156)	(22,416)	(79,954)
Net acquired assets	$10,414	$338,179	$493,650

Cash paid for merger and acquisitions	$10,414	$157,559	$12,163
Shares and other consideration	-	180,620	481,487
Total consideration paid for merger and acquisitions	$10,414	$338,179	$493,650

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies

a. Nature of Operations

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a 3D solutions company, offering additive manufacturing (“AM”) solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. The Company’s solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”). The Company also develops, manufactures and sells materials for use with its systems and provides related service offerings. The Company also provides a variety of custom manufacturing solutions through its direct manufacturing printed parts service as well as 3D printing related professional services offerings.

The Company has one operating segment, which generates revenues via the sale of its 3D printing systems and related consumables and by providing additive manufacturing solutions. The Company operates mainly through offices in Israel, the United States, Germany, Hong Kong and Japan. Entity-wide disclosures on net sales and property, plant and equipment are presented in note 13.

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

Functional Currency and Foreign Currency Transactions

A major part of the Company’s operations are carried out by Stratasys Ltd. in Israel and its subsidiaries in the United States. The functional currency of these entities is the U.S. dollar (“dollar” or “$”). The functional currency of other subsidiaries is generally their local currency. The financial statements of those subsidiaries are included in the consolidated financial statements, based on translation into U.S. dollars. The effects of foreign currency translation adjustments are included in the Company’s shareholders’ equity as a component of accumulated other comprehensive loss in the accompanying consolidated balance sheets and related periodic movements are summarized as a line item in the Company’s consolidated statements of comprehensive loss. Gains and losses arising from foreign currency remeasurements of balances denominated in non-functional currencies are reflected in financial expense, net in the consolidated statements of operations and comprehensive loss.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Allowance for doubtful accounts due to the Company’s accounts receivable amounted to $675 thousands and $1,025 thousands as of December 31, 2015 and 2014, respectively. Allowance for doubtful accounts due to the Company’s investment in sales-type leases amounted to $682 thousands and $452 thousands as of December 31, 2015 and 2014, respectively. Accounts are written-off against the allowance when management deems the accounts are no longer collectible. Changes in the allowance for doubtful accounts are recognized in selling, general and administrative expenses.

Derivative Instruments and Hedge Accounting

The Company is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign exchange rates. As part of the Company’s risk management strategy, it uses foreign currency exchange forward contracts to hedge against certain foreign currency exposures. The Company does not enter into derivative transactions for trading purposes. The Company recognizes these derivative instruments as either assets or liabilities in the consolidated balance sheets at their fair value on a trade date basis. Derivatives in a gain position are reported in other current assets in the consolidated balance sheets and derivatives in a loss position are recorded in accrued expenses and other current liabilities in the consolidated balance sheets, on a gross basis.

On the date that the Company enters into a derivative contract, it designates the derivative for accounting purposes, as either a hedging instrument which qualifies for hedge accounting or as a non-hedging instrument which does not qualify for hedge accounting. In order to qualify for hedge accounting, the Company formally documents at the inception of each hedging relationship the hedging instrument, the hedged item, the risk management objective and strategy for undertaking each hedging relationship, and the method used to assess hedge effectiveness.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For each hedging instrument that hedges the exposure to variability in expected future cash flows and that is designated and effective as a cash flow hedge, the effective portion of the unrealized gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive loss in the Company’s shareholders’ equity and is reclassified into earnings in the same period and in the same line item in which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized in financial expense, net. The cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of cash flows from the underlying hedged items that these derivatives are hedging.

For non-hedging instruments, the Company records the changes in fair value of derivative instruments in financial expense, net in the consolidated statements of operations and comprehensive loss. The cash flows associated with these derivatives are reflected as cash flows from operating activities in the consolidated statements of cash flows. Refer to Note 12 for further information regarding the Company’s derivative and hedging activities.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined mainly using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory costs consist of materials, direct labor and overhead. Net realizable value is determined based on estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company periodically assesses inventory for obsolescence and excess balances and reduces the carrying value by an amount equal to the difference between its cost and the net realizable value based on assumptions of future demand and historical sales patterns. The Company provided inventory write-downs for obsolescence and excess inventories in the amounts of $9,824 thousands and $5,370 thousands as of December 31, 2015 and 2014, respectively.

Inventories acquired in a business combination are recorded at their estimated fair value less costs of disposal and profit for sales efforts and recognized to cost of sales as that inventory is sold.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the lease term (including any renewal periods, if appropriate) or the estimated useful life of the asset. Repairs and maintenance are charged to expense as incurred, while betterments and improvements that extend the useful life or add functionality of property, plant and equipment are capitalized.

Depreciation is computed primarily over the following periods:

Useful Life in Years
Machinery and equipment	5
Buildings and improvements	25
Computer equipment and software	3
Office equipment, furniture and fixtures	5

The Company reviews the carrying amounts of property, plant and equipment for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the Company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. The Company then compares the carrying amounts of the assets or asset groups with the related estimated undiscounted future cash flows. In the event impairment exists, an impairment charge is recorded at the amount by which the carrying amount of the asset or asset group exceeds the fair value. In addition, the remaining depreciation period for the impaired asset would be reassessed and, if necessary, revised. During the year ended December 31, 2015 the Company recorded impairment charges of $10.5 million related to certain of its facilities. Refer to Note 6 for further information.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The first step involves comparing the fair value of a reporting unit to its carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, the applicable goodwill is not impaired. If the reporting unit’s carrying amount is determined to be greater than its fair value, the second step must be completed to measure the amount of impairment. Step two calculates the implied fair value of goodwill by deducting the fair value of all net identifiable assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

The evaluation of goodwill impairment requires the Company to make assumptions about future cash flows of the reporting unit being evaluated that include, among others, growth in revenues, margins realized, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

During the year ended December 31, 2015 and 2014 the Company recorded impairment charge of $942.4 million and $102.5 million, respectively in order to reduce the carrying amount of goodwill to its implied fair value. For further details refer to note 7.

Other Intangible Assets

Intangible assets and their useful lives are as follows:

Weighted Average
Useful Life
Developed technology	4
Patents	8
Trademarks and trade names	9
Customer relationships	9
Capitalized software development costs	5
In-process research and development	Indefinite

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life, which is determined by identifying the period over which most of the cash flows are expected to be generated. Amortization of acquired developed technology is recorded in cost of sales. Amortization of trade name, customer relationships and non-compete agreement is recorded in selling, general and administrative expenses. The Company capitalizes in-process research and development (“IPR&D”) projects acquired as part of a business combination. On successful completion of each project, IPR&D assets are reclassified to developed technology and amortized over their estimated useful lives.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For definite life intangible assets, the Company reviews the carrying amounts for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Examples of such a change in circumstances include a significant decrease in selling price, a significant adverse change in the extent or manner in which an asset is being used, or a significant adverse change in the legal or business climate. In evaluating recoverability, the Company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. The Company then compares the carrying amounts of the asset or assets groups with the related estimated undiscounted future cash flows. If the definite life intangible asset or assets group are considered to be impaired, an impairment charge is recorded as the amount by which the carrying amount of the asset or assets group exceeds the fair value.

Fair value is determined by using an applicable discounted cash flow model. In addition, the remaining amortization period for the impaired asset would be reassessed and, if necessary, revised. During the year ended December 31, 2015 and 2014 the Company recorded impairment charges of $260.3 and $11.6 million, respectively, related to its definite life intangible assets. Refer to Note 8 for further information.

Indefinite-life intangible assets are not amortized but rather tested for impairment annually, or whenever events or circumstances present an indication of impairment. The Company applies the FASB guidance, which permits the Company to make a qualitative assessment of whether the indefinite-lived intangible asset is impaired, or opt to bypass the qualitative assessment and proceed directly to determine the indefinite-lived intangible asset’s fair value. If the Company determines, based on the qualitative tests, that it is not more likely than not that the indefinite-lived intangible asset is impaired, no further action is required. Otherwise, the Company is required to perform the quantitative impairment test by comparing the fair value of the indefinite-life intangible asset to the indefinite-life intangible asset carrying amount. If the indefinite-life intangible asset is considered to be impaired, an impairment charge is recorded as the amount by which the carrying amount of the asset exceeds its fair value. During the year ended December 31, 2015 and 2014 the Company recorded impairment charges of $18.2 and $3.0 million, respectively, related to its indefinite-life intangible assets. Refer to Note 8 for further information.

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

Management applies the FASB guidance when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that loss would be incurred and the amount of the liability can be estimated, then the Company would record an accrued expense in the Company’s financial statements based on its best estimate. Loss contingencies considered to be remote by management are generally not disclosed unless material.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue from sales-type leases may include systems, other products and maintenance contracts. The Company recognizes revenue from sales-type leases based on the net present value of future minimum lease payments. Product revenue from sales-type leases is generally recognized at the time of shipment. The portion of lease agreements related to maintenance contracts is deferred and recognized ratably over the coverage period. Revenue from operating leases is recognized ratably over the lease period.

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

The Company provides customers with maintenance under a warranty agreement and defers a portion of the revenue from the related printer at the time of the sale based on the relative selling price of those services. After the initial warranty period, the Company offers customers optional maintenance contracts ranging generally from one to three years. Deferred maintenance revenue is recognized ratably, on a straight-line basis, over the period of the service. Unearned revenues are derived mainly from these prepaid maintenance agreements. The Company classifies the portion of unearned revenue not expected to be earned in the subsequent 12 months as long-term. The changes in deferred revenues relating to warranty commitments were as follows:

	December 31,	December 31,
	2015	2014
	(U.S. $ in thousands)
Balance at beginning of year	15,939	11,779
Revenue deferred in the period	19,413	21,582
Revenue recognized in the period	(21,252)	(17,422)
Balance at end of year	$14,100	$15,939

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

Sales and Value Added Taxes

Taxes collected from customers and remitted to governmental authorities are recorded on a net basis (excluded from revenues) in the Company’s consolidated statements of operations and comprehensive loss.

Advertising

Advertising costs are expensed as incurred and were approximately $23.5 million, $23.5 million and $13.5 million, for the years ended 2015, 2014 and 2013, respectively.

Shipping and handling costs

Shipping and handling costs are classified as cost of revenues.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research and Development Costs

Expenditures for research, development and engineering of products and manufacturing processes, which consist mainly labor and materials costs are expensed as incurred. Payments received for collaborative agreements that reimburse the Company for costs actually incurred under joint development projects, are recognized as a reduction from research and development expenses. Government funding for development of approved projects is recognized as a reduction of expenses as the related cost is incurred. The Company is not required to pay royalties on sales of products developed using its government funding.

Income Taxes

The Company and its subsidiaries are subject to income taxes in the jurisdictions in which they operate. The Company provision for income taxes is based on statutory income tax rates in the tax jurisdictions where it operates, permanent differences between financial reporting and tax reporting, and available credits and incentives.

Deferred taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the carrying amount and tax bases of assets and liabilities under the applicable tax laws, and on effective tax rates in effect when the deferred taxes are expected to be settled or realized. Deferred taxes for each jurisdiction are presented as a net asset or liability, net of any valuation allowances.

As of December 31, 2015 the Company’s deferred tax liabilities and assets were classified as non-current on the Company’s consolidated balance sheets, following the Company’s early adoption, on a prospective basis, of a new Accounting Standard Update (“ASU”) issued by the FASB that requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the consolidated balance sheets. For further information, see below under “Recently Issued Accounting Pronouncements”. As of December 31, 2014, deferred tax liabilities and assets were classified as current or non-current on the Company’s consolidated balance sheets based on the classification of the related asset or liability, or according to the expected reversal dates of the specific temporary differences where appropriate.

Deferred tax has not been provided on the following items:

1)	Taxes that would apply in the event of disposal of investments in foreign subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

2)	Dividends distributable from the income of foreign companies as the Company does not expect these companies to distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes at a rate of up to 25% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

3)	Amounts of tax-exempt income generated from the Company’s current Approved Enterprises (see note 9c) as the Company intends to permanently reinvest these profits and does not intend to distribute dividends from such income. If these dividends were to be paid, the Company would have to pay additional taxes at a rate up to 10% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

Valuation Allowances

Valuation allowances are provided unless it is more likely than not that all or a portion of the deferred tax asset will be realized. In the determination of the appropriate valuation allowances, the Company considers future reversals of existing taxable temporary differences, the most recent projections of future business results, prior earnings history, carryback and carryforward and prudent tax strategies that may enhance the likelihood of realization of a deferred tax asset. Assessments for the realization of deferred tax assets made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if the company takes operational or tax positions that could impact the future taxable earnings of a subsidiary.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Stock-Based Compensation

The Company measures and recognizes compensation expense for its equity classified stock-based awards, including stock-based option awards and restricted stock units (“RSUs”) under the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) based on estimated fair values on the grant date. The Company calculates the fair value of stock-based option awards on the date of grant using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. The computation of expected volatility is based on historical volatility of the Company’s shares. The expected option term is calculated using the simplified method in accordance with ASC 718, Compensation – Stock Compensation, as adequate historical experience is not available to provide a reasonable estimate. The interest rate for periods within the expected term of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company’s expected dividend rate is zero since the Company does not currently pay cash dividends on its shares and does not anticipate doing so in the foreseeable future. Each of the above factors requires the Company to use judgment and make estimates in determining the percentages and time periods used for the calculation. If the Company were to use different percentages or time periods, the fair value of stock-based option awards could be materially different. Stock-based compensation expense for RSUs is measured based on the fair value of the Company’s common stock on the date of grant. The fair value of RSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant. The Company recognizes stock-based compensation cost for option awards and RSUs on a straight-line basis over the employee’s requisite service period (primarily a four-year period), net of estimated forfeitures.

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

Earnings per Share

The Company complies with ASC 260, Earnings per Share, which requires dual presentation of basic and diluted income (loss) per ordinary share attributable to Stratasys Ltd. for all periods presented. Basic earnings per share is computed by dividing net income (loss) attributable to common stockholders of Stratasys Ltd., including adjustment of redeemable non-controlling interest to its redemption amount, by the weighted average number of ordinary shares (including fully vested RSUs) outstanding for the reporting periods.

In computing the Company’s diluted earnings per share, the numerator used in the basic earnings per share computation is adjusted for the dilutive effect, if any, of the Company’s deferred payments liability revaluation to it fair value, as it may be settled in shares that would result from the assumed issuance of potential common shares. The denominator for diluted earnings per share is a computation of the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Potential dilutive shares outstanding include the dilutive effect of in-the-money options and unvested restricted stock units (“RSUs”) using the treasury stock method, shares held back from issuance in connection with the MakerBot transaction and presumed share settlement of the Company’s deferred payments liability and other retention settlements in connection with the acquisitions.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restructuring

The Company recognizes restructuring charges in connection with restructuring initiatives designed to adjust the Company's cost and operating structure to better align with the current market environment and improve efficiencies across the Company. Restructuring charges include employee severance and associated termination costs related to the reduction of workforce, costs related to facilities closures, impairment charges on long-lived assets and contract termination costs.

Business Combinations

The Company allocates the fair value of consideration transferred in a business combination to the assets acquired, liabilities assumed, and non-controlling interests in the acquired business based on their fair values at the acquisition date. Acquisition-related expenses and restructuring costs are recognized separately from the business combination and are expensed as incurred. The excess of the fair value of the consideration transferred plus the fair value of any non-controlling interest in the acquiree over the fair value of the assets acquired, liabilities assumed in the acquired business is recorded as goodwill. The fair value of the consideration transferred may include a combination of cash, equity securities, earn out payments and deferred payments. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date. The cumulative impact of revisions during the measurement period is recognized in the reporting period in which the revisions are identified. The Company includes the results of operations of the businesses that it has acquired in its consolidated results prospectively from the respective dates of acquisition.

The Company records obligations in connection with its business combinations at fair value on the acquisition date. Each reporting period thereafter, the Company revalues earn-out payments and deferred payments which are classified as liabilities and records the changes in their fair value in the consolidated statements of operations and comprehensive loss.

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

Redeemable Non-controlling Interests

Non-controlling interests with embedded redemption features, such as put options, whose settlement is not at the Company’s discretion, are considered redeemable non-controlling interests. Redeemable non-controlling interests are considered to be temporary equity and are therefore presented as a mezzanine section between liabilities and equity on the Company’s consolidated balance sheets. Redeemable non-controlling interests are measured at the greater of the initial carrying amount adjusted for the non-controlling interest’s share of comprehensive income or loss or its redemption value. Adjustments of redeemable non-controlling interest to its redemption value are recorded through additional paid-in capital.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of short term bank deposits, cash and cash equivalents, trade receivables, investment in sales-type leases and foreign currency exchange forward contracts. Most of the Company’s cash and cash equivalents are invested in U.S. dollar instruments with major banks in the U.S., Israel and Europe. Management believes that the credit risk with respect to the financial institutions that hold the Company’s cash, cash equivalents and deposits is low.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently Issued Accounting Pronouncements

In February, 2016, the FASB issued a new ASU which revise lease accounting guidance. Under the new guidance, lessees will be required to recognize a right-of-use asset and a lease liability for all leases, other than leases that meet the definition of a short-term lease. The liability and the right-of-use asset arising from the lease will be measured as the present value of the lease payments. The new standard is effective for fiscal year beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition approach. The Company is currently evaluating the impact of the adoption of the new lease accounting guidance on its consolidated financial statements.

In November 2015, the FASB issued an ASU, which provides presentation requirements to classify deferred tax assets and liabilities as noncurrent on the balance sheet. This ASU eliminates the previous requirement for entities to present deferred tax liabilities and assets as current and noncurrent on the balance sheet. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted on a retrospective or prospective basis. The Company has elected to early adopt this ASU in its consolidated financial statements on a prospective basis. Other than the changes in balance sheet presentation of deferred income tax assets and liabilities as of December 31, 2015, the adoption of this ASU does not have a material impact on the Company’s consolidated financial statements. Prior periods were not retrospectively adjusted.

In September 2015, the FASB issued an ASU, which simplifies the accounting for measurement-period adjustments. This ASU requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. This is a change from the previous requirement that the adjustments be recorded retrospectively. This ASU also requires disclosure regarding the portion of the adjustment recorded in the current period earnings, per line item, that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. This ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015 Early application is permitted and should be applied prospectively. The Company has early adopted this ASU. The adoption does not have a material effect on the Company's condensed consolidated financial statements.

In July 2015, FASB issued an ASU, which simplifies the guidance on the subsequent measurement of inventory. Under this ASU, inventory will be measured at the “lower of cost and net realizable value” and options that currently exist for “market value” will be eliminated. This ASU defines net realizable value as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation”. No other changes were made to the current guidance on inventory measurement. This ASU is effective for interim and annual periods beginning after December 15, 2016. Early application is permitted and should be applied prospectively. The Company has early adopted this ASU. The adoption of this guidance does not have a material impact on the Company's consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede the current revenue recognition guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle of the new revenue recognition standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue recognition standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. This standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of the adoption of the new revenue recognition standard on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Acquisitions and Other Business Activities

Year ended December 31, 2015

Transaction in China

On February 10, 2015, the Company acquired in consideration for cash certain assets and assumed certain liabilities of Intelligent CAD/CAM Technology Ltd., a Hong Kong company. This acquisition is expected to enable the Company to expand its operations in the Chinese market.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

New Facility in Israel

In April 2015, the Company purchased the rights to land and a new building under construction in Rehovot, Israel (the “new Rehovot Property”) for total consideration of approximately $39 million. The new Rehovot Property includes 11,200 square meters (approximately 121,000 square feet) of new building space under construction and additional building rights for 36,000 square meters (approximately 387,500 square feet). The new Rehovot Property will house the Company’s Israeli headquarters, research and development facilities and certain marketing activities.

Restructuring plan

In April 2015, the Company initiated certain restructuring actions that are intended to focus efforts on adjusting its cost and operating structure to better align with the current market environment, improving and iterating products, developing new 3D printing solutions and expanding its presence in the market. These restructuring actions included a reduction in the Company’s global workforce, consolidation of certain facilities, closing of three retail stores and other actions designed to streamline the Company’s operations and better position itself for market penetration.

During 2015 the Company incurred restructuring charges of $26.2 million, including $10.4 million charges related to workforce reductions and $15.8 million charges related to facilities consolidation (primarily MakerBot’s facilities), impairments of associated long-lived assets and other related costs. $9.9 million, $1.5 million and $14.8 million of these restructuring charges were included in cost of sales, research and development, net and selling, general and administrative expenses, respectively.

RTC Rapid Technologies Transaction

On July 1, 2015 the Company acquired in consideration for cash 100% of the outstanding shares of RTC Rapid Technologies GmbH (“RTC”), which is a key channel partner in Germany. This acquisition is expected to strengthen the Company’s presence in Germany, Switzerland and Austria, and enable the Company to offer full suite of Stratasys 3D printing solutions and services to the installed base of RTC.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

Termination of Credit Facility

In September 2015, the Company terminated its $250 million five-year revolving credit facility under the credit agreement, dated November 7, 2013, with Bank of America, N.A., or BofA, as administrative agent and swing line lender, and the other lenders party thereto (the “Revolving Credit Facility”). In connection with the termination of the Revolving Credit Facility, the Company repaid all of its outstanding short-term debt thereunder, in an amount of approximately $175 million. That payment was made from the Company’s available cash balances. As a result of the termination of its short-term debt under the Revolving Credit Facility, the Company has recorded an additional financial expense of $2.7 million which included write-off of unamortized deferred issuance costs and fees paid for certain creditors and other third parties. The termination of the Company’s Revolving Credit Facility was executed as part of the Company’s assessment of its policies with respect to its working capital and cash management and will enable the Company to reduce its future interest expenses.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2014

Solid Concepts Transaction

On July 14, 2014 (the “Solid Concepts transaction date”), the Company completed the acquisition of 100% of the outstanding shares of Solid Concepts Inc. (“Solid Concepts”), an independent additive manufacturing service bureau for a total consideration of approximately $185.4 million. This transaction has enabled the Company to expand its existing digital manufacturing printed parts services and to create a leading strategic platform to meet a broad range of customers’ additive manufacturing needs and provide opportunities to leverage manufacturing services capabilities.

In exchange for 100% of the outstanding shares of Solid Concepts the Company issued 978,601 ordinary shares, paid cash upon closing and was obligated to pay an additional holdback cash payment deferred for six months which was paid in January 2015. In addition, the Company is obligated to pay additional deferred payments in three separate annual installments after the Solid Concepts transaction date (“deferred payments”). Subject to certain requirements for cash payments, the Company retains the discretion to settle the deferred payments in its shares, cash or any combination of the two. The deferred payments are also subject to certain adjustments based on the Company’s share price. The first annual installment of the deferred payments was settled during July 2015.

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

The deferred payments are recognized as liabilities at fair value in the Company’s consolidated balance sheets and are classified as short-term and long-term obligations in connection with acquisitions. The fair value of the deferred payments was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date, adjusted to reflect a discount for lack of marketability for the applicable periods. The discount for lack of marketability was calculated based on the historical volatility of the Company’s share price and thus represents a Level 3 measurement within the fair value hierarchy.

During July 2015, the Company issued 118,789 ordinary shares valued at $4.1 million and paid cash of $0.9 million to settle the first annual installment of the deferred payments. As of December 31, 2015 the fair value of the remaining deferred payments was $7.0 million. As of December 31, 2015, the total amount of the remaining deferred payments, which does not reflect a discount for lack of marketability, was approximately $8.1 million, based on the Company’s share price as of that date.

The fair value of the deferred payments is primarily linked to the Company’s share price. An increase of 10% in the Company’s share price as of December 31, 2015 would have increased the fair value of the remaining deferred payments by $0.7 million.

In addition, changes in Level 3 inputs that were used in the fair value calculation might change the fair value of the deferred payments. A decrease of 10% in the Company’s share price volatility used in the calculation for discount for lack of marketability as of December 31, 2015 would increase the fair value of the Company’s deferred payments liability by approximately $0.2 million.

During the years ended December 31, 2015 and 2014, the Company recorded a gain of $23.7 and $7.9 million, respectively, due to the revaluation of the deferred payments under Change in fair value of obligations in connection with acquisitions in the Company’s consolidated statements of operations and comprehensive loss.

Under the terms of the definitive agreement, certain of Solid Concepts’ employees may also qualify for retention-related and other payments of $77.0 million, based on the Company’s share price as of the Solid Concepts transaction date, of which, $19.6 million was paid in cash upon closing and was expensed as incurred during the third quarter of 2014. The remaining retention payments will be paid in three separate annual installments (“deferred retention payments”). The first annual installment of the deferred retention payments was settled during July 2015.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During July 2015, the Company issued 117,611 ordinary shares valued at $4.1 million and paid cash of $2.8 million to settle the first annual installment of the deferred retention payments. Based on the Company’s share price as of December 31, 2015, the total remaining deferred retention payments will amount to approximately $10.0 million.

The Company recorded a gain of $0.1 million and an expense of $13.1 million for the years ended December 31, 2015 and 2014, respectively, due to the deferred retention payments liability.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Solid Concepts transaction date. The allocation of the purchase price to assets acquired and liabilities assumed was as follows:

Allocation of Purchase
Price
(U.S. $ in thousands)
Cash and cash equivalents	$3,225
Accounts receivable	7,995
Inventories	2,391
Other assets	2,962
Property, plant and equipment	13,952
Other intangible assets	38,320
Goodwill	125,433
Total assets acquired	194,278
Accounts payable	3,055
Accrued expenses and other current liabilities	5,290
Total liabilities assumed	8,345
Non controlling interest	519
Net assets acquired	$185,414

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of intangible assets of $38.3 million, which were mainly related to customer relationships. These intangible assets had a weighted average useful life of approximately 6.6 years.

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

During the year ended December 31, 2015, the Company recorded impairment charges of $12.4 million in order to reduce the carrying amount of intangible assets related to customer relationships to their estimated fair value. As a result, the weighted average useful of the intangible assets related to customer relationships was changed to 6.0 years. For further information refer to note 8.

The goodwill recognized as a result of the Solid Concepts transaction is attributable primarily to the strategic and synergistic opportunities in the entry-level portion of the additive manufacturing spectrum, cross-selling synergies, expanded solutions portfolio, assembled workforce and economies of scale. The related goodwill and intangible assets are deductible for tax purposes. During the year ended December 31, 2015, the Company recorded an impairment charge in order to reduce the carrying amount of Solid Concepts’ goodwill to its implied fair value. As a result, as of December 31, 2015, there were no remaining goodwill balance assigned to Solid Concepts. For further information refer to note 7.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Solid Concepts’ results of operations were included in the Company’s consolidated statements of operations and comprehensive income loss commencing July 14, 2014. Due to the full integration of Solid Concepts’ operations to the Company’s direct manufacturing service operations it is impracticable to present the amounts of revenues and earnings of Solid Concepts since the acquisition date in the consolidated statements of operations and comprehensive loss for the period commencing July 14, 2014 through December 31, 2014.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Year ended December 31, 2013

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

In addition, 655 thousand shares were held back after the MakerBot transaction date to secure the indemnification rights of the Company against any losses resulting from certain specified causes. During the second quarter of 2015, at the end of the hold-back period, the Company issued approximately 651 thousands shares to MakerBot’s shareholders, following settlements of certain indemnification rights.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The MakerBot transaction is reflected in accordance with ASC Topic 805, “Business Combinations,” using the acquisition method of accounting with the Company as the acquirer. The total consideration transferred to effect the MakerBot transaction is as follows:

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

In accordance with ASC Topic 805, the estimated earn-out obligations as of the MakerBot transaction date were included in the purchase price. The estimated fair value of the obligations is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. Because the amount of the earn-out obligation is based on the Company’s ordinary shares, changes in the price of the Company’s ordinary shares through the earn-out determination date will change the dollar obligation. Management re-measured the fair value of the earn-out obligations at the end of each reporting period, with any changes in fair value being recorded in that period’s statement of operations and comprehensive loss. The fair value was estimated based on a Monte Carlo simulation, under which many scenarios are computed to measure possible outcomes of the financial metrics and the likelihood of occurrence. The resultant probability-weighted financial metrics are then applied to the earn-out formula to determine the cash flows under the earn-out. Those cash flows were then discounted using rates of the yields for U.S. treasury bonds with similar terms to maturity.

This earn-out obligation fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. Using this valuation technique, the fair value of the contractual obligation to pay the MakerBot earn-out was determined to be approximately $28.3 million at the MakerBot transaction date.

Under the transaction agreement, MakerBot stockholders were eligible for two earn-out payments. The first was for the six-month period ended December 31, 2013, which amounted to $10.8 million and which was paid in cash during April 2014. The second earn-out period was for the year ended December 31, 2014, for which MakerBot stockholders could qualify for a total payment of up to approximately 0.8 million of the Company’s ordinary shares, depending on the level of achievement of financial metrics for the period. The second earn-out payment was not earned, thus there would be no additional payments or issuance of the Company’s ordinary shares for MakerBot stockholders. During the year ended December 31, 2014, the Company recorded income of $18.3 million under change in fair value of obligations in connection with acquisitions in the Company’s consolidated statements of operations and comprehensive income.

Certain MakerBot employees participated in a performance bonus plan adopted in connection with the MakerBot transaction. Participating employees were entitled, contingent on certain continuing employment conditions, to bonus payments of compensation that in the aggregate that are equal, dollar-for-dollar, to the actual amounts determined in the earn-out calculation. Accordingly, an amount of $10.8 million was earned in connection with the performance bonus plan for the first earn-out period. Since the second earn-out payment was not earned, the related bonus payments were not paid.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the acquisition method of accounting, the net tangible and intangible assets of MakerBot acquired were recorded at their fair values at the MakerBot transaction date. The allocation of the purchase price to assets acquired and liabilities assumed was as follows:

Allocation of
Purchase Price
U.S. $ in thousands
Cash and cash equivalents	$3,405
Accounts receivable – Trade	878
Accounts receivable - Other	923
Deferred tax assets	5,964
Inventories	10,314
Property, plant and equipment	4,658
Goodwill	372,008
Intangible assets	168,386
Other non-current assets	7,068
Total assets acquired	573,604
Accounts payable & other liabilities	6,581
Unearned revenue	4,075
Deferred tax liabilities	69,120
Other non-current liabilities	178
Total liabilities assumed	79,954
Net assets acquired	$493,650

The allocation of the purchase price to the net assets acquired and liabilities assumed resulted in the recognition of the following intangible assets:

		Weighted Average
	U.S. $ in thousands	Life (Years)
Developed technology	$43,227	5
Trade name	42,134	11
Customer relationships – Distributors	19,315	10
Customer relationships – Direct	3,435	1
Non-compete agreement	10,004	4
IPR&D – Printers	34,189	Indefinite
IPR&D – Peripherals	16,082	Indefinite
Total	$168,386

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

During the years ended December 31, 2015 and 2014 the Company recorded impairment charges of $108.7 million and $11.6 million, respectively, in order to reduce the carrying amount of those intangibles assets to their estimated fair value. As a result, the weighted average useful life of those intangibles assets has changed. For further information refer to note 8.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The goodwill recognized as a result of the MakerBot transaction is attributable primarily to the strategic and synergistic opportunities in the entry level portion of the additive manufacturing spectrum, expected corporate synergies and the assembled workforce. None of the goodwill recognized is deductible for income tax purposes.

During the years ended December 31, 2015 and 2014 the Company recorded impairment charges of $269.5 million and $102.5 million, respectively, in order to reduce the carrying amount of Makerbot’s goodwill to its implied fair value. As a result, as of December 31, 2015, there were no remaining goodwill balance assigned to MakerBot. For further information refer to note 7.

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

Unaudited supplemental pro forma combined results of operations:

Year ended December 31, 2013
(U.S. $ in thousands, except
per share data)
Net sales	$518,714
Net loss attributable to Stratasys Ltd.	(23,928)
Net loss per ordinary share attributable to Stratasys Ltd.- basic	(0.54)
Net loss per ordinary share attributable to Stratasys Ltd.- diluted	$(0.54)

Adjustments for the unaudited supplemental pro forma combined results of operations are as follows:

Year ended
December 31, 2013
(U.S. $ in thousands)
Increase in amortization of intangibles	$14,139
Adjust performance bonus expenses	(163)
Adjust expenses related to business combination (deal fees,
inventory and deferred revenues step-up and earn-out
revaluation)	(11,301)
Taxes related adjustments to the supplemental pro forma	(4,239)
$(1,564)

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Fair Value Measurement

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, in its consolidated balance sheets:

	December 31, 2015
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$866	$-	$866
Foreign exchange forward contracts
designated as hedging instruments	23	-	23

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(432)	-	(432)
Foreign exchange forward contracts
designated as hedging instruments	(131)	-	(131)
Obligations in connection with acquisitions	-	(6,991)	(6,991)
	$326	$(6,991)	$(6,665)

	December 31, 2014
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$3,753	$-	$3,753

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(2,901)	-	(2,901)
Foreign exchange forward contracts
designated as hedging instruments	(1,243)	-	(1,243)
Obligations in connection with acquisitions	-	(35,656)	(35,656)
	$(391)	$(35,656)	$(36,047)

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, short-term bank deposits, current and non-current receivables, net investment in sales-type leases, short-term debt, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

The following table is a reconciliation of the change for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs, which consist of obligations in connection with acquisitions:

	2015	2014
	(U.S. $ in thousands)
Fair value as of January 1,	$35,656	$29,025
Settlements	(4,994)	(10,795)
Additions	-	43,576
Change in fair value recognized in earnings	(23,671)	(26,150)
Fair value as of December 31,	$6,991	$35,656

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s settlements during 2015 and 2014 of the obligations in connection with acquisitions are related to the deferred payments for the Solid Concepts transaction and the earn-out payment for the MakerBot transaction, respectively. The Company’s additions to obligations in connection with acquisitions during 2014 related to the deferred payments in connection with the Solid Concepts transaction. Change in fair value recognized in earnings during 2015 includes an unrealized gain of approximately $17.5 million and a realized gain of $6.2 million due to revaluation of the deferred payments in connection with the Solid Concepts transaction. Change in fair value recognized in earnings during 2014 includes approximately $7.9 million unrealized gain due to revaluation of the deferred payments in connection with the Solid Concepts transaction and a realized gain of $18.2 million in connection with the earn-out payment of the MakerBot transaction. For further information on these obligations refer to note 2.

Note 4. Inventories

Inventories consisted of the following:

	December 31,	December 31,
	2015	2014
	(U.S. $ in thousands)
Finished goods	$78,604	$66,779
Work-in-process	6,559	7,815
Raw materials	38,495	48,791
	$123,658	$123,385

Note 5. Net Investment in Sales-type Leases

Certain sales made under lease arrangements are recorded as sales-type leases and may include systems, other products and maintenance contracts. The portion of lease arrangements related to maintenance contracts is deferred and recognized ratably over the coverage period.

The Company’s net investment in sales-type leases consisted of the following:

	December 31,	December 31,
	2015	2014
	(U.S. $ in thousands)
Future minimum lease payments receivable	$31,858	$24,930
Less allowance for doubtful accounts	(682)	(452)
Net future minimum lease payment receivable	31,176	24,478
Less unearned interest income	(1,687)	(1,486)
Net investment in sales-type leases	$29,489	$22,992

Future minimum lease payments due from customers under sales-type leases as of December 31, 2015 were as follows:

U.S. $ in thousands
Year ending December 31,
2016	$13,249
2017	9,229
2018	6,189
2019	2,293
2020 and thereafter	898
$31,858

The interest income for sales-type leases is recorded in financial expense, net and amounted to approximately $1.0 million, $0.8 million and $0.5 million for the years ended December 31, 2015, 2014 and 2013, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Property, Plant and Equipment

Property, plant and equipment, net consisted of the following:

	December 31,	December 31,
	2015	2014
	(U.S. $ in thousands)
Machinery and equipment	$114,049	$95,558
Buildings and improvements	104,818	53,171
Computer equipment and software	48,249	40,556
Office equipment, furniture and fixtures	16,400	14,559
Land	19,674	11,102
	303,190	214,946
Accumulated depreciation	(111,348)	(84,228)
	191,842	130,718
Construction work in progress	10,092	26,318
	$201,934	$157,036

Depreciation expenses were $33.4 million, $26.2 million and $14.6 million in the years ended December 31, 2015, 2014 and 2013, respectively.

During the year ended December 31, 2015, the Company recorded impairment charges of $10.5 million, related to certain of its facilities in the United States, of which $6.2 million were classified as cost of sales and the remaining amount was classified as selling, general and administrative expenses. The impairment charges was determined based on management decisions regarding the expected use of those facilities as part of the Company’s restructuring actions, which triggered a reassessment of those facilities’ fair value.

Note 7. Goodwill

Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2015 and 2014 were as follows:

	2015	2014
	(U.S. $ in millions)
Goodwill as of January 1,	$1,323.5	$1,195.9
Goodwill impairment charges	(942.4)	(102.5)
Goodwill acquired	5.4	233.3
Translation differences	(2.7)	(3.2)
Goodwill as of December 31,	$383.9	$1,323.5

Goodwill impairment charges for the year ended December 31, 2015

The Company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. During 2015, the Company determined that certain indicators of potential impairment existed that required interim goodwill impairment analysis. Accordingly, the Company performed a quantitative two-step assessment for goodwill impairment for each of its reporting units as described below.

As part of the first step of the two-step impairment test, the Company compared the fair value of each of its reporting unit to its carrying value and determined whether the carrying amount of its reporting units exceeded their fair values. The Company estimated the fair value of each of its reporting units by using an income approach based on discounted cash flows, which utilized Level 3 measures that represent unobservable inputs into the Company’s valuation method.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The assumptions used to estimate the fair value of the Company’s reporting units were based on expected future cash flows and an estimated terminal value using a terminal year growth rate based on the growth prospects for each reporting unit. The Company used an applicable discount rate for each of its reporting units which reflected the associated specific risks for each reporting unit’s future cash flows. The Company also tested the reasonableness of the estimated fair values of its reporting units by comparing the indicative valuation multiples of the reporting units to their relevant peer companies. In addition, the Company compared the sum of each of its reporting units’ fair values to its market capitalization and calculated the implied control premium (the excess of the sum of the reporting units’ fair values over the market capitalization). The Company evaluated the reasonableness of its control premium by comparing it to control premiums derived from recent comparable transactions.

The Company performed the following quantitative assessments for goodwill impairment during 2015:

First quarter of 2015

During the first quarter of 2015, the Company performed a quantitative assessment for goodwill impairment for its MakerBot reporting unit. The indicators for the quantitative assessment for goodwill impairment for the MakerBot reporting unit included a decrease in MakerBot’s operating results in the first quarter of 2015 as compared to the fourth quarter of 2014 and below the Company’s previous projections, as well as lower forecasted profitability due to increasing competition and other deteriorated trends in the 3D desktop market. The Company updated its Makerbot reporting unit cash flow projections and related assumptions based on the indicators mentioned above and performed the two-step goodwill impairment test. The updated MakerBot reporting unit’s impairment analysis performed as part of step two of the goodwill impairment test determined that the carrying amount of goodwill assigned to the MakerBot reporting unit exceeded its implied fair value. As a result, the Company recorded a non-tax deductible impairment charge of $150.4 million, in order to reduce the carrying amount of goodwill to its implied fair value.

Second quarter of 2015

During the second quarter of 2015, the Company determined that certain indicators of potential impairment existed that required an interim goodwill impairment analysis for all of its reporting units. These indicators included a significant decrease in the Company’s share price and weaker than expected operating results of its reporting units for the second quarter of 2015, as well as increased uncertainty in the 3D printing industry. Accordingly, the Company performed a quantitative assessment for goodwill impairment for each of its reporting units.

The quantitative assessment for goodwill impairment indicated that the fair value of all of the Company’s reporting units exceeded their carrying amounts.

Third quarter of 2015

During the third quarter of 2015, the Company determined that additional indicators of potential impairment existed that required an interim goodwill impairment analysis for all of its reporting units. These indicators included a further significant decline in the Company’s market capitalization for a sustained period and weaker than expected operating results of its reporting units for the third quarter of 2015. These indicators along with certain reorganization initiatives for the Company’s operations and the increased uncertainty in the 3D printing environment resulted in changes of the Company’s near-term cash flows projections. The lower near-term cash flows projections reflected changes in assumptions related to organic revenue growth rates, negative effect of exchange rate differences, costs and operating structure, the expected timing of synergies resulted from acquisitions and the timing of utilization of strategic opportunities in light of the overall weakness in the uncertain 3D printing marketplace. Accordingly, the Company updated its cash flow projections and related assumptions based on the indicators set forth above for each of its reporting units and performed a preliminary two-step goodwill impairment test which resulted in a goodwill impairment charge of $695.5 million recorded during the third quarter of 2015.

The two-step goodwill impairment test was completed during the fourth quarter of 2015 and resulted in an additional impairment charge of $96.5 million. The impairment analysis performed as part of the step two of the goodwill impairment test determined that the carrying amount of goodwill assigned exceeded its implied fair value for each of the Company’s reporting units, as follows:

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stratasys-Objet Reporting Unit

For its Stratasys-Objet reporting unit, Company recorded a non-tax-deductible impairment charge of $537.1 million, in order to reduce the carrying amount of goodwill to its implied fair value.

When evaluating the fair value of its Stratasys-Objet reporting unit, the Company used a discounted cash flow model. Key assumptions used to determine the estimated fair value include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.3% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 12.0% based on management’s best estimate of the after-tax weighted average cost of capital.

A decrease in the terminal year growth rate of 1% or an increase of 1% to the discount rate would reduce the fair value of Stratasys-Objet reporting unit by approximately $102 million and $156 million, respectively.

MakerBot Reporting Unit

For its MakerBot reporting unit, for which the Company previously recorded a non-tax-deductible impairment charges as described above, the Company recorded an additional non-tax-deductible impairment charge of $125.1 million, in order to reduce the carrying amount of goodwill to its implied fair value.

When evaluating the fair value of it MakerBot reporting unit, the Company used a discounted cash flow model. Key assumptions used to determine the estimated fair value include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.3% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.5% based on management’s best estimate of the after-tax weighted average cost of capital.

As of December 31, 2015, there was no remaining goodwill balance assigned to MakerBot reporting unit.

SDM Reporting Unit

For its SDM reporting unit, the Company recorded a non-tax-deductible impairment charge of $105.2 million, in order to reduce the carrying amount of goodwill to its implied fair value.

When evaluating the fair value of it SDM reporting unit, the Company used a discounted cash flow model. Key assumptions used to determine the estimated fair value include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.3% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.0% based on management’s best estimate of the after-tax weighted average cost of capital.

As of December 31, 2015, there was no remaining goodwill balance assigned to SDM reporting unit.

Solidscape Reporting Unit

For its Solidscape reporting unit, the Company recorded a non-tax-deductible impairment charge of $24.6 million, in order to reduce the carrying amount of goodwill to its implied fair value.

When evaluating the fair value of its Solidscape reporting unit, the Company used a discounted cash flow model. Key assumptions used to determine the estimated fair value include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.3% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.5% based on management’s best estimate of the after-tax weighted average cost of capital.

As of December 31, 2015, there was no remaining goodwill balance assigned to Solidscape reporting unit.

Fourth quarter of 2015

The challenging market environment persisted into the fourth quarter of 2015, which is reflected in the Company’s operating results. The Company’s share price has further declined along with a continuing decrease in the share price of certain other competitors of the Company in 3D printing market. Furthermore, the carrying amount of the Company’s net assets was higher than its market capitalization. Accordingly, the Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit.

Based on the Company’s goodwill assessment for the Stratasys-Objet reporting unit, the Company determined that the fair value of Stratasys-Objet reporting unit exceeded its carrying amount by approximately 14%. The carrying amount of goodwill which is assigned to this reporting unit is $384 million.

When evaluating the fair value of it Stratasys-Objet reporting unit the Company used a discounted cash flow model. Key assumptions used to determine the estimated fair value include: (a) expected cash flow for the five-year period following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.3% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.0% based on management’s best estimate of the after-tax weighted average cost of capital.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Determining the fair value of the Company’s reporting units requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. Projected future cash flows are based on the Company’s most recent budgets, forecasts and strategic plans as well as certain growth rate assumptions for periods subsequent to the current strategic plans period. Failure to execute the Company’s strategic plans for its Stratasys-Objet reporting unit could negatively impact the fair value of Stratasys-Objet reporting unit, and increase the risk of an additional goodwill impairment in the future. The Company will continue to monitor the fair value its Stratasys-Objet reporting unit to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, further significant decline in the Company’s share price, changes in management’s business strategy or downward changes of the Company’s cash flows projections, warrant further interim impairment testing.

Goodwill impairment charges for the year ended December 31, 2014

On October 1, 2014, the Company performed its annual test for goodwill impairment, based on the reporting units to which the goodwill is allocated. Except for the MakerBot reporting unit, the Company performed a qualitative test for goodwill, and concluded that it was more likely than not that the fair value of each reporting unit exceeded its carrying amount. For the MakerBot reporting unit, the Company performed a quantitative test by comparing the fair value of the reporting unit to its carrying amount. Based on this analysis, the fair value of the MakerBot reporting unit exceeded its carrying amount by 5%. The carrying amount of goodwill that was assigned to this reporting unit was approximately $376 million.

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

The inputs used in the discounted cash flow model are primarily unobservable and thus are considered to be Level 3 inputs.

Note 8. Other Intangible Assets

Other intangible assets consisted of the following:

	December 31, 2015				December 31, 2014
	Gross		Accumulated	Net	Gross		Accumulated	Net
	Carrying	Accumulated	Impairment	Book	Carrying	Accumulated	Impairment	Book
	Amount	Amortization	Loss	Value	Amount	Amortization	Loss	Value
	U.S. $ in thousands
Developed technology	$509,827	$(157,862)	$(203,170)	$148,795	$512,402	$(109,816)	$(11,636)	$390,950
Patents	17,785	(10,008)	-	7,777	15,209	(8,136)	-	7,073
Trademarks and trade names	60,141	(14,463)	(27,698)	17,980	60,046	(9,519)	-	50,527
Customer relationships	150,677	(41,708)	(34,720)	74,249	148,338	(26,219)	-	122,119
Non-compete agreements	10,843	(5,874)	(4,969)	-	10,843	(3,952)	-	6,891
Capitalized software development costs	21,389	(17,351)	(1,379)	2,659	17,290	(14,423)	-	2,867
In process research and development	22,179	-	(21,171)	1,008	20,476	-	(3,000)	17,476
	$792,841	$(247,266)	$(293,107)	$252,468	$784,604	$(172,065)	$(14,636)	$597,903

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other intangible assets impairment charges for the year ended December 31, 2015

Prior to conducting the quantitative assessments for goodwill impairment of its reporting units during 2015, the Company tested the recoverability of its reporting units' long-lived assets, including its purchased intangible assets.

First quarter of 2015

During the first quarter of 2015, the Company concluded that the carrying amount of certain of its definite-life purchased intangible assets of its MakerBot reporting unit might not be recoverable due to certain indicators of impairment including a decrease of MakerBot product and service revenues in the first quarter of 2015 as compared to the fourth quarter of 2014 as well as lower forecasted profitability due to increasing competition and other deteriorated trends in the 3D desktop market.

The Company assessed the recoverability of MakerBot’s definite-life intangibles assets based on their projected undiscounted future cash flows expected to result from each intangible asset. Based on the results of the recoverability assessment, the Company determined that the carrying values of certain MakerBot’s intangible assets exceeds their undiscounted cash flows projections and therefore were not recoverable. For those unrecoverable intangible assets that considered to be impaired, the Company recorded impairment charges of $43.2 million during the first quarter of 2015, in order to reduce the carrying amount of those intangible assets to their estimated fair value. Impairment charges of $29.8 million related to developed technology intangible assets and $13.4 million related to customer relationships intangible assets were classified as costs of sales and as selling, general and administrative expenses, respectively.

Third quarter of 2015

During the third quarter of 2015, the Company concluded that the carrying amount of certain of its definite-life purchased intangible assets might not be recoverable due to certain indicators of impairment including a further significant decline in the Company’s market capitalization for a sustained period, weaker than expected operating results for the third quarter of 2015, certain reorganization initiatives for the Company’s operations and certain technological trends in the additive manufacturing industry, as well as the increased uncertainty in the 3D printing environment.

The Company assessed the recoverability of its definite-life intangibles assets based on their projected undiscounted future cash flows expected to result from each intangible asset. Based on the results of the recoverability assessment, the Company determined that the carrying values of certain of its intangible assets exceeds their undiscounted cash flows projections and therefore were not recoverable. For those unrecoverable intangible assets that considered to be impaired, the Company recorded impairment charges of $183.4 million during the third quarter of 2015, in order to reduce the carrying amount of those intangible assets to their estimated fair value. Impairment charges of $151.0 million, related to developed technology intangible assets were classified as costs of sales and impairment charges of $32.4 million related customer relationships, trade names and non-compete agreements intangible assets were classified as selling, general and administrative expenses.

In addition, the Company reviewed for impairment its indefinite-life intangible, which consists of IPR&D projects. The indicators for the impairment assessment were the weaker than expected operating results for the third quarter along with review of the strategic research and development roadmap which resulted in changes in long-term projections. The Company tested for impairment certain of its IPR&D projects, based on its projected discounted future cash flows expected to result, by using the probability-weighted cash flow approach. Based on the results of the impairment assessment, the Company determined that the carrying value of certain of its IPR&D projects exceeded their fair value. Accordingly, the Company recorded impairment charges of $9.8 million, related to its in-process research and development projects, which were classified as research and development expenses, in order to reduce the carrying amount of those intangible assets to their estimated fair value.

Fourth quarter of 2015

During the fourth quarter of 2015, the Company concluded that the carrying amount of certain of its definite-life purchased intangible assets might not be recoverable due to certain indicators of impairment including a further significant decline in the Company’s market capitalization for a sustained period and the challenging market environment.

The Company assessed the recoverability of its definite-life intangibles assets based on their projected undiscounted future cash flows expected to result from each intangible asset. Based on the results of the recoverability assessment, the Company determined that the carrying values of certain of its intangible assets exceeds their undiscounted cash flows projections and therefore were not recoverable. For those unrecoverable intangible assets that considered to be impaired, the Company recorded impairment charges of $33.7 million during the fourth quarter of 2015, in order to reduce the carrying amount of those intangible assets to their estimated fair value. Impairment charges of $10.7 million, related to developed technology intangible assets were classified as costs of sales and impairment charges of $23.0 million related customer relationships, trade names, non-compete agreements and capitalized software development costs were classified as selling, general and administrative expenses.

In addition, the Company reviewed for impairment its certain of its remaining indefinite-life intangible, which consists of IPR&D projects, based on its projected discounted future cash flows expected to result, by using the probability-weighted cash flow approach. Based on the results of the impairment assessment, the Company determined that the carrying value of those IPR&D projects exceeded their fair value. Accordingly, the Company recorded impairment charges of $8.4 million, related to its in-process research and development projects, which were classified as research and development expenses, in order to reduce the carrying amount of those intangible assets to their estimated fair value.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For its definite-life intangible assets impairment assessments conducted throughout 2015, the Company used discount rates of 13.0% to 14.0% based on management’s best estimate of the after-tax weighted average cost of capital, which reflected the associated specific risks for each intangible asset’s future cash flows. In addition, the impairment charges and changes in the estimated remaining useful life of the Company’s intangible assets, resulted in a decrease of $13.3 million of the Company’s amortization expense for the year ended December 31, 2015.

Other intangible assets impairment charges for the year ended December 31, 2014

During 2014 the Company evaluated the recoverability of one of its developed technology asset based on the estimated undiscounted future cash flows expected to result from it. The impairment charges were measured as the difference between the carrying amount of the asset and its fair value. The fair value of the asset was determined under the income approach based on a discounted cash flow model using updated future revenue and operating income projections. The decrease in fair value of the developed technology intangible assets resulted in impairment charges of $11.6 million which were classified as costs of sales.

During 2014 the Company performed the qualitative test for its indefinite-lived intangible assets and concluded that it was required to perform a quantitative impairment test to one of its IPR&D projects. The decrease in fair value of the IPR&D project resulted in impairment charges of $3.0 million which were classified as research and development expenses.

Amortization expense

Amortization expense relating to intangible assets for the years ended December 31, 2015, 2014 and 2013, was approximately $75.0 million, $81.9 million and $61.3 million, respectively.

As of December 31, 2015, estimated future amortization expense relating to definite life intangible assets for each of the next five years and thereafter were as follows:

Estimated
amortization expense
Year ending December 31,	(U.S. $ in thousands)
2016	$63,041
2017	62,793
2018	59,958
2019	27,573
2020	14,781
Thereafter	23,314
Total	$251,460

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Income Taxes

a. Deferred Tax Assets and Liabilities

The components of the Company’s deferred tax assets and liabilities as of December 31, 2015 and 2014 were as follows:

	December 31,	December 31,
	2015	2014
	(U.S. $ in thousands)
Deferred tax assets
Tax losses carry forwards	$87,718	$35,904
Inventory related	18,317	11,878
Intangibles assets	31,890	-
Provision for employee related obligations	7,672	9,516
Stock-based compensation expense	6,214	5,673
Deferred revenue	3,344	2,272
Depreciation	1,994	3,907
Allowance for doubtful accounts	776	430
Foreign currency losses	-	1,260
Research and development credit carryforwards	8,355	2,009
Other items	2,223	2,389
Gross deferred tax assets	168,503	75,238
Valuation allowance	(152,115)	-
Total deferred tax assets	$16,388	$75,238

Deferred tax liabilities
Intangibles assets	$(28,387)	$(103,541)
Foreign currency losses	(450)	-
Depreciation	(1,852)	(1,556)
Total deferred tax liabilities	$(30,689)	$(105,097)

Net deferred tax liabilities	$(14,301)	$(29,859)

The Company’s deferred tax assets and liabilities are classified in the consolidated balance sheets as follows:

	December 31,	December 31,
	2015	2014
	(U.S. $ in thousands)
Current deferred tax assets	$-	$25,697
Non-current deferred tax assets	1,739	279
Non-current deferred tax liabilities	16,040	55,835
Net deferred tax assets	$(14,301)	$(29,859)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has adopted a new ASU which requires classification of deferred tax assets and liabilities as noncurrent on the balance sheet. All deferred taxes are classified as non-current on the balance sheet as of December 31, 2015. Prior periods were not retrospectively adjusted. For further information, refer to note 1.

As of December 31, 2015, the Company had a tax net operating losses carryforward of approximately $237.5 million related to its U.S. subsidiaries, resulting in a deferred tax asset of approximately $88.5 million. As a result of losses incurred by its US subsidiaries in 2015 and since the near-term realization of these assets is unlikely, the Company provided a valuation allowance of $152.1 million for its deferred tax assets related to its U.S. subsidiaries that are not expected to be realized.

Significant judgment required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considered all available evidence, including past operating results, the most recent projections for taxable income, and prudent and feasible tax planning strategies. The Company reassess its valuation allowance periodically and if future evidence allows for a partial or full release of the valuation allowance, a tax benefit will be recorded accordingly.

Included in the net deferred tax liability are net operating loss and credit carryovers of $95.5 million which expire in years ending from December 31, 2022 through December 31, 2035.

The Company believes that all future profits in its subsidiaries will be indefinitely reinvested or that there is no expectation to distribute any taxable dividends from these subsidiaries. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is estimated as a non-material amount.

b. Provision for Income Taxes

Loss before income taxes for the years ended December 31, 2015, 2014 and 2013 was as follows:

	2015	2014	2013
	(U.S. $ in thousands)
Domestic	$(635,721)	$25,903	$(13,391)
Foreign	(748,110)	(180,621)	(15,990)
	$(1,383,831)	$(154,718)	$(29,381)

The components of income taxes for the years ended December 31, 2015, 2014 and 2013 were as follows:

	2015	2014	2013
	(U.S. $ in thousands)
Current
Domestic	$4,564	$10,650	$14,714
Foreign	8,304	7,989	1,914
	12,868	18,639	16,628

Deferred
Domestic	(18,607)	(5,177)	(9,428)
Foreign	(4,581)	(48,710)	(9,674)
	(23,188)	(53,887)	(19,102)
Total income taxes	$(10,320)	$(35,248)	$(2,474)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the statutory income tax rate and the effective tax rate for the years ended December 31, 2015, 2014, and 2013 is set forth below:

	2015	2014	2013
Statutory tax rate	26.5%	26.5%	25.0%
Approved and Privileged enterprise benefits	(0.4)	3.7	6.0
Goodwill and intangibles impairment	(15.3)	(17.3)	-
Revaluation of obligations in connection with acquisitions	0.2	3.1	-
Stock compensation expense	(0.4)	(3.7)	(17.3)
Tax contingencies	(0.3)	1.6	(12.1)
Non-deductible acquisition expenses	(0.1)	(0.1)	(4.8)
Earning taxed under foreign law	1.4	9.6	13.2
Valuation Allowance	(11.0)	-	-
Other	0.1	(0.6)	(1.6)
Effective income tax rate	0.7%	22.8%	8.4%

Uncertain tax positions

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

As of December 31, 2015, 2014 and 2013, the Company had unrecognized tax benefits of $13.9 million, $8.6 million and $10.3 million, respectively. If recognized, these benefits would favorably impact the effective tax rate. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	2015	2014	2013
	(U.S. $ in thousands)
Balance at beginning of year	$8,552	$10,346	$4,041
Additions for tax positions related to the current year	4,116	2,705	3,997
Additions for tax positions related to previous years	1,987	734	2,562
Reduction of reserve for statute expirations	(725)	(5,233)	(254)
Balance at end of year	$13,930	$8,552	$10,346

The Company’s unrecognized tax benefits includes $173 thousand for estimated interest and penalties at December 31, 2015. The Company does not expect uncertain tax positions to change significantly over the next twelve months.

The Company is subject to income taxes in the U.S., various states, Israel and certain other foreign jurisdictions. The Company files income tax returns in various jurisdictions with varying statutes of limitations. Tax returns of Stratasys Inc. submitted in the United States through 2012 tax year are considered to be final following the completion of the Internal Revenue Service examination. Tax returns of Stratasys Ltd. submitted in Israel through the 2012 tax year are considered to be final following the completion of the Israeli Tax Authorities examination upon audit. The expiration of the statute of limitations related to the various other foreign and state income tax returns that the Company and its subsidiaries file vary by state and foreign jurisdiction.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c. Basis of taxation:

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

A significant portion of the Company’s income after the December 1, 2012 merger date is taxed in Israel. The following is a summary of how the Company’s income is taxed in Israel:

Corporate tax rates in Israel were as follows: 2013-25%, 2014 and 2015-26.5% and was decreased to 25% in 2016 and thereafter. The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of foreign exchange rate fluctuations (of the NIS in relation to the U.S. dollar) on the Company’s Israeli taxable income.

Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Law”)

Various industrial projects of the Company have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rate, which was 26.5% in 2015.

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

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Investment Law and regulations published thereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received with respect to such programs. The refund will be subject to interest and index changes as applicable the law.

The Company does not intend to distribute any amounts of its undistributed tax-exempt income as dividends, as it intends to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved or Beneficiary Enterprise programs, as the undistributed tax exempt income is essentially permanent in duration.

As of December 31, 2015, tax-exempt income of approximately $155.9 million is attributable to the Company’s various Approved and Beneficiary Enterprise programs. If such tax exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and taxes of approximately $15.6 million would be incurred as of December 31, 2015.

A January 2011 amendment to the Investment Law (the “2011 Amendment”) created alternative benefit tracks to those previously in place, as follows: an investment grants track designed for enterprises located in development zone A and two new tax benefits tracks (“Preferred Enterprise” and “Special Preferred Enterprise”), which provide for application of a unified tax rate to all preferred income of the company, as defined in the Investment Law.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and thereafter. A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership that: (a) was registered under the Partnerships Ordinance; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities, which, among other things, has Preferred Enterprise status and are controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located development zone A, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013 and will increase to 16% and 9% in 2014 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in development zone A.

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

●

The terms and benefits included in any certificate of approval that was granted to an Approved Enterprise that chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while provided that certain conditions are met.

●

The terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect, on the date of such approval, provided that certain conditions are met. However, a company that has such enterprise can file a request with the Israeli Tax Authority, to treat its income derived as of January 1, 2011 as subject to the provisions of the Investment Law as amended in 2011. Such request may not be withdrawn.

●

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

Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969

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

Note 10. Commitments and Contingencies

a. Commitments

The Company leases certain of its facilities under non-cancellable operating leases, which expire through 2025.

Future minimum annual lease payments under all non-cancelable operating leases with an initial term in excess of one year as of December 31, 2015 are as follows:

Operating lease payments
Year ending December 31,	(U.S. $ in thousands)
2016	$12,928
2017	9,570
2018	8,602
2019	6,720
2020	6,248
Thereafter	16,219
$60,287

Rent expense for the years ended December 31, 2015, 2014 and 2013 was approximately $14.3 million, $10.7 million and $4.7 million, respectively.

As of December 31, 2015, the Company also had obligations in connection with acquisitions, mainly due to the Solid Concepts transaction. For further information refer to note 2.

b. Contingencies

Claims Related to Company Equity

On March 4, 2013, five current or former minority shareholders (two of whom were former directors) of the Company filed two lawsuits against the Company in an Israeli central district court. The lawsuits demand that the Company amend its capitalization table such that certain share issuances prior to the Stratasys-Objet merger to certain of Objet’s shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits also name as defendants Elchanan Jaglom, Chairman of the Company’s board of directors, David Reis, Chief Executive Officer, various shareholders of the Company who were also shareholders of Objet, and, in one of the lawsuits, Ilan Levin, a director.

The lawsuits allege in particular that a series of investments in Objet during 2002 and 2007 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also allege that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claim that the Company effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. The Company filed its statements of defense in May 2013 denying the plaintiffs’ claims. The court has dismissed the lawsuit of one of the former directors due to lack of cause. The suits are currently at the stage of pre-trial hearings.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities Law Class Actions

On February 5, 2015, a lawsuit styled as a class action was commenced in the United States District Court for the District of Minnesota, naming the Company and certain of the Company’s officers as defendants. Similar actions were filed on February 9 and 20, 2015 in the Southern District of New York and the Eastern District of New York, respectively. The lawsuits allege violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements concerning the Company’s business and prospects. The plaintiffs seek damages and awards of reasonable costs and expenses, including attorneys’ fees.

On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. On July 1, 2015, lead plaintiffs filed their consolidated complaint. On August 31, 2015, the defendants moved to dismiss the consolidated complaint for failure to state a claim. The Court heard the motion on December 11, 2015, but has not rendered a decision. The Company intends to mount vigorous defenses to these lawsuits.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Note 11. Equity

a. Share capital

The Company’s issued share capital is composed of ordinary shares at NIS 0.01 par value. Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

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

For other significant share issuance in connection with business combinations during the years ended December 31, 2015, 2014 and 2013, refer to note 2.

As of December 31, 2015, and 2014, there were 52,082 thousands ordinary shares and 50,923 thousands ordinary shares issued and outstanding, respectively. The Company’s ordinary shares are traded in the United States on the Nasdaq Global Select Market under the ticker symbol “SSYS”.

b. Stock-based compensation plans

The Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective upon closing of the Stratasys-Objet merger, provides for the grant of options, restricted shares, restricted share units (“RSUs”) and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2012 plan, options and RSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable and RSUs are vested over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuing service to the Company. As of December 31, 2015, 2.7 million shares were available for equity awards under the 2012 plan. On January 1, 2016, the reserve pool under the 2012 plan was automatically increased by 0.5 million shares.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock options

A summary of the stock option activity for the year ended December 31, 2015 is as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of December 31, 2014	1,719,241	$43.89
Granted	1,020,951	32.78
Exercised	(164,678)	17.44
Forfeited	(125,772)	69.36
Options outstanding as of December 31, 2015	2,449,742	$39.73
Options exercisable as of December 31, 2015	1,064,712	$32.58

The following table summarizes information about stock options outstanding at December 31, 2015:

			Options Outstanding			Options Exercisable
			Outstanding	Weighted-Average		Exercisable
			options at	Remaining	Weighted-Average	options at	Weighted-Average
Range of			December 31,	Contractual	Exercise	December 31,	Exercise
Exercise Prices			2015	Life in Years	Price	2015	Price
$2.21	-	$9.32	499,758	2.58	$6.71	482,014	$6.71
9.33	-	29.53	598,957	6.21	22.49	242,928	17.97
29.54	-	35.16	601,683	8.96	35.16	-	-
$35.17	-	$120.51	749,344	6.27	79.19	339,770	79.71
			2,449,742	6.16	$39.73	1,064,712	$32.58

Aggregate intrinsic value
(U.S. $ in thousands)			$10,009			$9,532

As of December 31, 2015, the weighted-average remaining contractual life of exercisable options was 3.4 years. The total intrinsic value of options exercised during 2015, 2014 and 2013 was approximately $4.6 million, $55.6 million and $160.1 million, respectively.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2015, 2014 and 2013. The following assumptions were applied in determining the options’ fair value on their grant date:

	2015	2014	2013
Risk-free interest rate	1.6% - 1.9%	1.3% - 2.0%	1.4% - 1.7%
Expected option term (years)	6.0	4.2 - 6.5	5.1 - 5.2
Expected share price volatility	50.1%-53.5%	45.8% - 47.6%	56% - 57%
Dividend yield	-	-	-
Weighted average grant date fair value	$15.49	$60.82	$40.94

As of December 31, 2015, there were 1,385,030 unvested options of the Company. As of December 31, 2015, the unrecognized compensation cost related to all unvested stock options of $26.6 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 3.0 years.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Stock Units

A summary of the Company’s RSUs activity for the year ended December 31, 2015 is as follows:

		Weighted Average
	Number of RSUs	Grant Date Fair
Unvested RSUs outstanding as of December 31, 2014	660,101	$94.15
Granted	158,935	48.10
Vested	(93,424)	97.71
Forfeited	(166,488)	91.17
Unvested RSUs outstanding as of December 31, 2015	559,124	$81.35

The value of equity classified RSUs vested during 2015 was $2.8 million. As of December 31, 2015, the unrecognized compensation cost related to all unvested equity classified RSUs of $29.0 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.7 years.

Stock-based compensation expense for stock options and equity classified RSUs included in the Company’s Statements of Operations were allocated as follows:

	2015	2014	2013
	(U.S. $ in thousands)
Cost of sales	$5,381	$4,493	$2,980
Research and development, net	5,759	4,862	3,491
Selling, general and administrative	18,870	20,852	17,791
Total stock-based compensation expenses	$30,010	$30,207	$24,262

c. Accumulated other comprehensive income (loss)

The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes for the years ended December 31, 2015 and 2014:

	Year ended December 31, 2015
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2015	$(1,243)	$(2,404)	$(3,647)
Other comprehensive loss before
reclassifications	(288)	(8,263)	(8,551)
Amounts reclassified from accumulated
other comprehensive loss	1,424	-	1,424
Other comprehensive income (loss)	1,136	(8,263)	(7,127)
Balance as of December 31, 2015	$(107)	$(10,667)	$(10,774)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2014
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Other	Total
	(U.S. $ in thousands)
Balance as of January 1, 2014	$153	$1,922	$(167)	$1,908
Other comprehensive income before
reclassifications	(2,222)	(4,326)	—	(6,548)
Amounts reclassified from accumulated
other comprehensive income	826	—	167	993
Other comprehensive income (loss)	(1,396)	(4,326)	167	(5,555)
Balance as of December 31, 2014	$(1,243)	$(2,404)	$—	$(3,647)

Realized gains and losses on cash flow hedges were reclassified primarily to research and development, net and selling and general and administrative expenses. Other reclassifications from accumulated other comprehensive loss were reclassified to financial expense, net.

Note 12. Derivatives and Hedging Activities

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure in currencies other than the U.S. dollar. The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), the Euro and the Japanese Yen. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. In addition, the Company uses derivative instruments to reduce the net exposure to foreign exchange. Gains and losses on the hedging instruments offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		December 31,	December 31,	December 31,	December 31,
	Balance sheet location	2015	2014	2015	2014
		(U.S. $ in thousands)
Assets derivatives -Foreign exchange contracts, not
designated as hedging instruments	Other current assets	$866	$3,753	$54,586	$45,000
Assets derivatives -Foreign exchange contracts,
designated as cash flow hedge	Other current assets	23	-	2,700	-
Liability derivatives -Foreign exchange contracts, not	Accrued expenses and
designated as hedging instruments	other current liabilities	(432)	(2,901)	35,036	18,424
Liability derivatives -Foreign exchange contracts,	Accrued expenses and
designated as cash flow hedge	other current liabilities	(131)	(1,243)	13,682	38,426

		$326	$(391)	$106,004	$101,850

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2015, the Company had in effect foreign exchange forward contracts, not designated as hedging instruments for the conversion of $74.8 million, $7.8 million and $7.0 million into Euro, NIS and Japanese Yen, respectively. These derivatives are primarily used to reduce the exposure of foreign currency fluctuations on certain balance sheet items. With respect to such derivatives, gains of $4.9 million and $4.4 million were recognized under financial expense, net for the years ended December 31, 2015 and 2014, respectively. Such gains partially offset the revaluation losses of the balance sheet items, which are also recognized under financial expense, net.

As of December 31, 2015 and 2014, the Company had in effect foreign exchange forward contracts for the conversion of $16.4 million and $38.4 million, respectively, into NIS. These foreign exchange forward contracts were designated as cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss. These contracts mature through December, 2016.

Note 13. Entity-Wide Disclosure

Net sales by geographic area were as follows*:

	Year ended December 31,
	2015	2014	2013
	(U.S. $ in thousands)
North America (primarily the United States)	$413,017	$405,880	$262,614
EMEA	148,169	183,462	126,214
Asia Pacific	122,257	150,475	90,023
Other	12,552	10,312	5,552
	$695,995	$750,129	$484,403

*Net sales are attributed to geographic areas based on the location of customer

Property, plant and equipment by geographical area were as follows:

	December 31,
	2015	2014
	(U.S. $ in thousands)
United States	$101,272	$106,899
EMEA	94,890	46,239
Asia Pacific	5,030	3,805
Other	742	93
	$201,934	$157,036

Property, plant and equipment that were located in Israel amounted to $77.0 million and $31.5 million for the years ended December 31, 2015 and 2014, respectively and are included under the EMEA region in the above table.

No single customer accounted for 10% or more of Company’s total net sales, or Company’s net accounts receivable, in any fiscal year presented.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Retirement Plans and Employee Rights Upon Termination

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

Severance pay liabilities with respect to Israeli employees who were employed by the Company prior to the collective pension agreement effective date, as well as employees who have special contractual arrangements, are provided for in the Company’s consolidated financial statements based upon the number of years of service and their latest monthly salary. The Company’s liabilities for those Israeli employees, in the amount of $3.8 million and $4.4 million for the years ended December 31, 2015 and 2014, respectively, are presented as other non-current liabilities in the Company’s consolidated balance sheets. The liability is funded in part from the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the balance sheets under other non-current assets. These policies are the Company’s assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited.

In accordance with its current employment agreements with certain employees, the Company makes regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s rights upon retirement. The Company is fully relieved from any severance pay liability with respect to each such employee after it makes the payments on behalf of the employee. The liability accrued in respect of these employees and the amounts funded, as of the respective agreement dates, are not reflected in the Company’s balance sheets, as the amounts funded are not under the control and management of the Company and the pension or severance pay risks have been irrevocably transferred to the applicable insurance companies.

For its employees in the United States the Company has a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) that covers eligible U.S. employees as defined in the Plan. Participants may elect to contribute up to 50% of pre-tax annual compensation, as defined by the Plan, up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal to the lesser of $3,000 or 3% of the participant’s annual compensation. On January 1, 2014, the Company changed its contributions to the lesser of $3,000 or 4% of the participant’s annual compensation. The Company, at its discretion, may make additional contributions, also subject to Code limitations. For the years ended December 31, 2015, 2014 and 2013 the Company made 401(k) Plan contributions of approximately $4.2 million, $2.8 million and $1.1 million respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Earnings per Share

The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2015	2014	2013
	(In thousands, except per share amounts)
Numerator:
Net loss attributable to Stratasys Ltd.	$(1,372,835)	$(119,420)	$(26,954)
Adjustment of redeemable non-controlling interest to redemption amount	(1,800)	-	-
Net loss attributable to Stratasys Ltd. for basic loss per share	(1,374,635)	(119,420)	(26,954)

Dilutive effect of earn-out obligation	-	-	(1,683)
Net loss attributable to Stratasys Ltd. for diluted loss per share	(1,374,635)	(119,420)	(28,637)

Denominator:
Add:
Weighted average shares – denominator for basic net loss per share	51,592	50,019	42,079
Add:
Dilutive effect of earn-out obligation	-	-	20
Denominator for diluted loss per share	51,592	50,019	42,099

Net loss per share
Basic	$(26.64)	$(2.39)	$(0.64)
Diluted	$(26.64)	$(2.39)	$(0.68)

The computation of diluted net loss per share for the years ended December 31, 2015, 2014 and 2013 excluded share awards of 1.2 million, 1.8 million and 2.4 million, on a dilutive weighted average basis, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Years ended December 31, 2015, 2014, and 2013 (U.S. $ in thousands):

COLUMN A	Column B	Column C - Additions		Column D	Column E

	Balances at	Charged to			Balances
	beginning	costs and	Charged to		at end
Description	of period	expenses	other accounts	Deductions	of period
Reserve for bad debts and allowances
Year ended December 31, 2015	$1,477	$514	$-	$634	$1,357

Year ended December 31, 2014	$1,987	$958	$-	$1,468	$1,477

Year ended December 31, 2013	$955	$1,300	$-	$268	$1,987

Valuation allowances on deferred tax assets
Year ended December 31, 2015	$-	$152,115	$-	$-	$152,115

S-1

ITEM 19. EXHIBITS.

Please see the exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

STRATASYS LTD.

/s/ David Reis
David Reis
Chief Executive Officer
March 21, 2016

EXHIBIT INDEX

Exhibit
Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd. (1)

1.2	Memorandum of Association of Stratasys Ltd. (2)

2.1	Specimen ordinary share certificate of Stratasys Ltd. (3)

4.1	Stratasys Ltd. (formerly known as Objet Geometries Ltd.) Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan(4)

4.2.1	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (5)

4.2.2	Amendment to Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (6)

4.3	Form of Indemnification Agreement by and between Stratasys Ltd. and each of its directors and executive officers (7)

4.4	Employment Agreement, dated September 15, 2008, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and David Reis (8)

4.5	Employment Agreement, dated June 27, 2011, by and between Stratasys Ltd. (formerly known as Objet Ltd.) and Ilan Levin (9)

4.6	OEM Purchase and License Agreement, effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and Ricoh Printing Systems America, Inc. (10)

4.7	Assignment, dated October 23, 1989, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for an apparatus and method for creating three-dimensional objects (11)

4.8	Assignment, dated June 5, 1992, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a modeling apparatus for three dimensional objects (11)

4.9	Assignment, dated June 1, 1994, from S. Scott Crump, James W. Comb, William R. Priedeman, Jr., and Robert Zinniel to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a process and apparatus of support removal for three-dimensional modeling (11)

4.10	Stratasys Ltd. Compensation Policy for Executive Officers and Directors (12)

8.1	Subsidiary List of Stratasys Ltd.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm

101	The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2015 and 2014; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2015, 2014 and 2013; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

____________________

(1)	Incorporated by reference to Appendix A to the registrant’s proxy statement for its February 3, 2015 extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 6, 2015

(2)	Incorporated by reference to Exhibit 3 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(3)	Incorporated by reference to Exhibit 4 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(4)	Incorporated by reference to Exhibit 10.7 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(5)	Incorporated by reference to Exhibit 10.8 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(6)	Incorporated by reference to Proposal 3 of the registrant’s proxy statement for its February 2013 extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 28, 2013

(7)	Incorporated by reference to Exhibit 10.9 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(8)	Incorporated by reference to Exhibit 10.8 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(9)	Incorporated by reference to Exhibit 10.9 to the registrant’s registration statement on Form F-4, SEC File No. 33-99108) filed with the SEC on June 8, 2012

(10)	Incorporated by reference to Exhibit 10.10 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012#

(11)	Incorporated by reference to Amendment No. 1 to Stratasys, Inc.’s registration statement on Form SB-2 (SEC File No. 333- 99108) filed with the SEC on December 20, 1995

(12)	Incorporated by reference to Appendix B to the registrant’s proxy statement for its February 3, 2015 extraordinary general meeting of shareholders, attached as Exhibit 99.2 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 6, 2015

# Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.