Form 20-F
period 2016-12-31
STRATASYS LTD.
filed 2017-03-09
CIK 1517396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ........................................

Commission file number: 001-35751

STRATASYS LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or Organization)

c/o Stratasys, Inc.	1 Holtzman Street,
7665 Commerce Way	Science Park
Eden Prairie,	P.O. Box 2496
Minnesota 55344	Rehovot, Israel
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

52,639,444 Ordinary Shares, NIS 0.01 nominal value, at December 31, 2016.

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

USE OF TRADE NAMES

Unless the context otherwise indicates or requires, “Stratasys,” “J750”, “Vero”, “Tango,” “Objet,” “PolyJet,” “Connex,” “FDM”, “Fortus,” “Dimension,” “Uprint,” “Mojo,” “Insight”, “Stratasys Direct Manufacturing,” “SDM,” “Solidscape,” “Solid Concepts,” “GrabCAD,” “GrabCAD Print,”, “GrabCAD Community”, “GrabCAD Workbench”, “F123”, “Robotic Composite”, “Infinite Build” “MakerBot,” “Thingiverse,” “Replicator,” “The 3D Printing Solutions Company ” and all product names and trade names used by us in this annual report are our trademarks and service marks, which may be registered in certain jurisdictions. Although we have omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved. Furthermore, the Stratasys Signet design logo is our property. This annual report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

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

●	references to the “Solid Concepts acquisition” refer to the acquisition consummated on July 14, 2014 whereby Stratasys Ltd. acquired Solid Concepts Inc.;
●	references to the “Harvest Technologies acquisition” refer to the acquisition consummated on August 1, 2014 whereby Stratasys Ltd. acquired Harvest Technologies Inc.
●	references to the “GrabCAD acquisition” refer to the acquisition consummated on September 22, 2014 whereby Stratasys Ltd. acquired GrabCAD.
●	references to “ordinary shares”, “our shares” and similar expressions refer to our Ordinary Shares, nominal value NIS 0.01 per share;
●	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;
●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;
●	references to the “articles” or “amended articles” are to our Amended and Restated Articles of Association, which became effective upon the closing of the merger, as subsequently amended;
●	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;
●	references to the “Securities Act” are to the Securities Act of 1933, as amended;
●	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	references to “NASDAQ” are to the Nasdaq Stock Market; and
●	references to the “SEC” are to the United States Securities and Exchange Commission.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

As noted above in the “Explanatory Note” to this annual report, Stratasys, Inc. was treated as the acquiring company in the Stratasys-Objet merger for accounting purposes and the Stratasys-Objet merger was accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. As a result, the historical financial statements of Stratasys, Inc. prior to the effective time of the merger on December 1, 2012 became our historical financial statements. Therefore, while the balance sheet data presented below reflects the financial position of Stratasys Ltd. (formerly Objet Ltd.) as of each of December 31, 2016, 2015, 2014, 2013 and 2012, the consolidated statement of operations data reflects the results of operations of Stratasys Ltd. for the years ended December 31, 2016, 2015, 2014 and 2013, and from December 1 through December 31, 2012, and the results of operations of Stratasys, Inc. from January 1 through November 30, 2012.

The historical selected consolidated statement of operations data for the years 2016, 2015 and 2014, and the selected consolidated balance sheet data at December 31, 2016 and 2015 have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The selected consolidated statements of operations data for 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012, have been derived from our previously reported audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements and accompanying notes and “Operating and Financial Review and Prospects” appearing in Item 5 of this annual report, and are qualified entirely by reference to such consolidated financial statements. Our historical results set forth herein are not necessarily indicative of our future results.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(U.S. $ in thousands, except per share data)
Statement of Operations Data:
Net sales	$672,458	$695,995	$750,129	$484,403	$215,244
Gross profit	317,306	102,172	362,394	226,173	109,911
Research and development expense, net	97,778	122,360	82,270	52,310	19,659
Selling, general and administrative expense	307,113	434,619	351,993	202,040	73,130
Goodwill impairment	-	942,408	102,470	-	-
Change in fair value of obligations in connection with acquisitions	(872)	(23,671)	(26,150)	754	-
Operating income (loss)	(86,713)	(1,373,544)	(148,189)	(28,931)	17,122
Net income (loss)	(77,621)	(1,373,511)	(119,470)	(26,907)	8,823
Net income (loss) attributable to Stratasys Ltd.	(77,219)	(1,372,835)	(119,420)	(26,954)	8,491
Net income (loss) per basic share attributable to Stratasys Ltd.	(1.48)	(26.64)	(2.39)	(0.64)	0.37
Weighted average basic shares outstanding	52,330	51,592	50,019	42,079	22,812
Net income (loss) per diluted share attributable to Stratasys Ltd.	(1.48)	(26.64)	(2.39)	(0.68)	0.36
Weighted average diluted shares outstanding	52,582	51,592	50,019	42,099	23,776
Balance Sheet Data:
Working capital*	388,428	374,346	546,062	714,404	230,929
Total assets*	1,366,049	1,414,356	2,899,107	2,782,221	1,731,513
Equity	1,135,998	1,188,801	2,531,239	2,499,787	1,572,156

*We adopted a new accounting guidance which requires classification of deferred tax assets and liabilities as noncurrent on the balance sheet on a prospective basis. All deferred taxes are classified as non-current on our balance sheets commencing December 31, 2015. Prior periods were not retrospectively adjusted.

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

The operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market place or the expectations of securities analysts or investors, the market price of our ordinary shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below and those identified throughout this “Risk Factors” section:

●	the degree of market acceptance of our products and services;
●	the mix of products and services that we sell during any period;
●	long sales cycles;
●	changes in our overall strategy, such as related to our cost reduction and reorganization activities and our capital expenditures;
●	unforeseen liabilities or difficulties in integrating our acquisitions;
●	changes in the amount that we spend to develop, acquire or license new products, consumables, technologies or businesses;
●	changes in the amounts that we spend to promote our products and services;
●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;
●	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;
●	development of new competitive products and services by others;
●	difficulty in predicting sales patterns and reorder rates that may result from multi-tier distribution strategy associated with new product categories such as entry level desktop 3D printers;
●	impairment charges that we may be required to record in respect of our goodwill and/or other long-lived assets;
●	litigation or threats of litigation, including intellectual property claims by third parties;
●	changes in accounting rules and tax laws;
●	tax benefit that we may record due to partial or full release of valuation allowances against our deferred tax assets;
●	the geographic distribution of our sales;
●	our responses to price competition;
●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;
●	changes in dollar-shekel and dollar-Euro exchange rates that affect the value of our net assets, revenues and expenditures from and/or relating to our activities carried out in those currencies; and
●	the level of research and development activities by our company.

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

During the years 2015 and 2016, the growth rate in the 3D printing and additive manufacturing industries slowed significantly and our revenues declined in each year relative to the previous year. We experienced lower revenues across most regions and most product and service lines. We believe this trend was attributable, in part, to weak investment in capital equipment by customers within key verticals, as well as difficult macroeconomic conditions in certain global regions. These factors, when combined with excess capacity that we have experienced as a result of our significant growth in the years 2013 and 2014, adversely impacted our profitability. While we were able to mitigate this trend via cost reduction measures in 2016 and thereby improve our operating results relative to 2015. To the extent that these trends continue for an extended period of time or macroeconomic conditions worsen further, that could affect our results of operations in a more significant adverse manner.

If additional goodwill or other intangible assets that we have recorded become impaired, we could have to take further significant charges against earnings.

As of December 31, 2016, the carrying value of all of our goodwill and other intangible assets was approximately $563.1 million compared to a carrying value of $636.3 million as of December 31, 2015. As of December 31, 2014, however, that carrying value was $1.9 billion. The significant decrease in the carrying value of our goodwill and other intangible assets over the course of 2015 was primarily due to impairment charges of $1.2 billion during 2015.

Under accounting principles generally accepted in the United States of America, or GAAP, we are required to review goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. During 2015, we determined that certain indicators of potential impairment existed that required interim goodwill impairment analysis. These indicators included a further significant decline in our market capitalization for a sustained period and weaker than expected operating results of our reporting units for 2015. During 2015, we also tested the recoverability of our purchased intangible assets due to certain indicators of impairment including weaker than expected operating results of our reporting units for 2015, reorganization initiatives for our operations, lower forecasted profitability due to technological and other trends as well as the increased uncertainty in the 3D printing environment.

These tests and analyses, performed in 2015, led to non-cash goodwill impairment charges of $942.4 million and non-cash impairment charges of $278.5 million to our intangible assets. For further information, please see notes 7 and 8 to our consolidated financial statements included elsewhere in this annual report.

During 2016, we recorded impairment charges of $17.9 million to our intangible assets. In addition, during the fourth quarter of 2016, we performed a quantitative assessment for goodwill impairment for our Stratasys-Objet reporting unit. Following our quantitative assessment, we concluded that there is a narrow percentage difference between the estimated fair value and estimated carrying value of our Stratasys-Objet reporting unit, which difference did not warrant that we record an impairment charge in 2016. We have approximately $386 million of goodwill allocated to our Stratasys-Objet reporting unit, however, which could be subject to impairment in the future. For further information, please see Note 7 to our consolidated financial statements included elsewhere in this annual report.

Our ongoing consideration of the factors described above, as well as additional factors, could result in further significant charges against our earnings, which could have a material adverse effect on our results of operations.

Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results and diminish the impact of our cost reduction programs that we initiated in 2015 and 2016.

Our business is subject to price competition. Such price competition may adversely affect our ability to maintain the same degree of profitability, especially during periods of decreased demand. Decreased demand also adversely impacts the volume of our systems sales, as occurred in 2015 and again in 2016, when our sales declined overall in each case relative to the previous year. If our business is not able to offset price reductions resulting from these pressures, or decreased volume of sales due to contractions in the market, by improved operating efficiencies and reduced expenditures, then our operating results will be adversely affected.

In 2015 and 2016, in response to declining sales volume and revenues, we implemented certain reorganization programs aimed at reducing our costs and improving operating efficiencies. These programs began to show positive results in 2016, successfully reducing our expenditures and improving our operating results in 2016 relative to 2015. Certain of our operating costs, however, are fixed and cannot readily be reduced, which diminishes the positive impact of our reorganization programs on our operating results. In particular, prior to this contraction in our sales, we had increased our manufacturing capacity in anticipation of the growth of the 3D printing market over the long term, which is accompanied by increased fixed costs. To the extent that the growth in the market for our products slows further, or the 3D printing market contracts, we may be faced with excess manufacturing capacity and excess related costs that cannot readily be reduced, which will adversely impact our results of operations.

To the extent that other companies are successful in developing or marketing consumables for use in our Stratasys Idea, Design and Production Series systems, our revenues and profits would likely be adversely affected.

We sell a substantial portion of the consumables used in our systems. We attempt to protect against replication of our proprietary consumables through patents and trade secrets and provide that warranties on those systems may be invalid if customers use non-genuine consumables that cause damage to the printer. Other companies have developed and sold, and may continue to develop and sell, consumables that are used with our systems, which may reduce our consumables sales and impair our overall revenues and profitability.

If our product mix shifts too far into lower margin products or our revenues mix shifts significantly towards our AM services business, our profitability could be reduced.

Sales of certain of our existing products have higher margins than others. For instance, our high-end systems and related consumables yield a greater gross margin than our entry-level systems. As some of the sales of our entry-level systems may displace sales of our other systems. If sales of our entry-level desktop 3D printers have the effect of reducing sales of our higher margin products, or if for any other reason, our product mix shifts too far into lower margin products, and we are not able to sufficiently reduce the engineering, production and other costs associated with those products or substantially increase the sales of those products, our profitability could be reduced. A similar negative impact on our gross margins could result due to a significant shift towards revenues generated by our AM parts service business, Stratasys Direct Manufacturing, and which are characterized by lower margins relative to our products.

Until fairly recently, we have experienced rapid and significant growth in our operations and intend to continue to grow over the long term, and if we cannot adequately adapt our infrastructure and properly integrate the internal or external sources of our growth in order to generate the intended benefits from it, our results of operations will suffer.

Until 2015, we had experienced rapid and significant growth in our operations, and we intend to continue to grow over the long term. The continued adaptation of our infrastructure to our growth will require, among other things, development of our financial and management controls and management information systems, management of our sales channel, increased capital expenditures, the ability to attract and retain qualified management personnel and the training of new personnel. We cannot be sure that our infrastructure, systems, procedures, business processes and managerial controls will be adequate to support the expected long-term growth in our operations. Any delays in, or problems associated with, implementing, or transitioning to, new or enhanced systems, procedures, or controls to accommodate and support the requirements of our business and operations and to effectively and efficiently integrate acquired operations may adversely affect our ability to meet customer requirements, manage our product inventory, and record and report financial and management information on a timely and accurate basis.

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

We compete for end-users with a wide variety of producers of systems that create models, prototypes, other 3D objects and end-use parts as well as producers of materials and services for these systems, including both additive and subtractive manufacturing methodologies, such as metal extrusion, computer-controlled machining and manual modeling techniques. Our principal competition currently consists of other manufacturers of systems for prototype development and customized manufacturing processes, including 3D Systems Corporation, EOS GmbH and EnvisionTEC GmbH, and, with respect to our entry-level desktop 3D printers, a multitude of companies such as XYZprinting, Ultimaker, and others. Competition with our entry-level desktop 3D printers and our other lower-end products has intensified and is an important factor in the decrease in sales. For our broadened AM parts and services business, our chief competitors consist of 3D Systems Corporation, Materialise and many other smaller service providers. During 2016, Carbon started selling 3D printers targeting similar end-users, and HP is expected to start commercial sales of its 3D printers in 2017. Their 3D printers are expected to compete directly with some of our product lines. We may face additional competition in the future from other new entrants into the marketplace, including companies that may have significantly greater resources than we have that may become new market entrants or may enter through acquisition or strategic or marketing partnerships with current competitors.

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

As part of our growth strategy, we expect to continue to regularly evaluate acquisitions or investments to expand our suite of products and services. Even if we are able to identify a suitable acquisition or investment, we may not be able to consummate any such transaction if we cannot reach an agreement on favorable terms or if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. If we proceed with a particular acquisition, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition, results of operations or liquidity. Acquisitions will also require us to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. In addition, we could also face unknown liabilities or write-offs due to our acquisitions, which could result in a significant charge to our earnings in the period in which they occur. We will also be required to record goodwill or other long-lived asset impairment charges (if any) in the periods in which they occur, which could result in a significant charge to our earnings in any such period. Further to that risk, during the years ended December 31, 2016, December 31, 2015 and December 31, 2014, we recorded intangible assets impairment charges of $17.9 million, $278.5 million and $14.6 million, respectively. In addition, during the years ended December 31, 2015 and December 31, 2014, we recorded goodwill impairment charges of $942.4 million and $102.5 million, respectively, related to our goodwill assigned to companies that we have acquired. We did not record any such impairment charges during the year ended December 31, 2016. For further information on our quantitative assessment for goodwill impairment we performed in 2016, please see Note 7 to our consolidated financial statements included elsewhere in this annual report.

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

Our success depends upon the continued service and performance of our senior management and other key personnel. Our senior executive team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior executive team could delay or prevent the successful implementation of our growth strategy, or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time. In 2016 and the start of 2017, we experienced a turn-over in two of our key executive positions, as Ilan Levin replaced David Reis as our Chief Executive Officer effective as of July 1, 2016, and Lilach Payorski replaced Erez Simha as our Chief Financial Officer effective as of January 1, 2017. While each of these new executives came from within Stratasys and we have experienced a smooth transition to date, there is no guarantee that these changes (and the relative close proximity in which they occurred) will not have any adverse effects on our operations. In addition, high demand exists for senior management and other key personnel (including scientific, technical and sales personnel) in the additive manufacturing, or AM, industry, and there can be no assurance that we will be able to retain our current key personnel. We experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development and manufacturing operations, we may be unable to achieve the synergies expected from mergers and acquisitions that we may effect from time to time, or to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our Minnesota, New York, California, Texas, Boston, New Hampshire or Israeli facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs.

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

Our digital manufacturing business, Stratasys Direct Manufacturing, produce AM parts, which are used by our customers as prototypes, benchmarks and end-use parts. In particular, we provide these additive manufacturing services to customers in the aerospace, medical and automotive industries. The sale of end use parts in general, and to customers in the foregoing industries in particular, exposes us to possible claims for property damage and personal injury or death, which may result from the use of these end-use parts. We may be potentially liable, in significant amounts, if an aircraft, automotive or medical part, component, or accessory or any other aviation, automotive or medical product that we have sold, produced or repaired fails, or if an aircraft or automobile for which our subsidiaries have provided services or in which their parts are installed crashes and the cause can be linked to those parts or cannot be determined. Our SDM service carries liability insurance in amounts that we believe are adequate for its risk exposure and commensurate with industry norms. While we intend to monitor our insurance coverage as our additive manufacturing services business continues to grow, claims may arise in the future, and that insurance coverage may not be adequate or available to protect our consolidated company in all circumstances. Additionally, we might not be able to maintain adequate insurance coverage for our AM services business in the future at an acceptable cost. Any liability claim against our AM services business that is not covered by adequate insurance could adversely affect our consolidated results of operations and financial condition.

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

Uncertainty with respect to the global economy, difficulties in the financial services sector and credit markets, geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products and services. The uncertain prospects for economic growth in some of the regions in which we sell our products may cause end-users to delay or reduce technology purchases. We also face risks that may arise from financial difficulties experienced by our end-users, suppliers and distributors, which may be exacerbated by continued uncertainty in the global economy, including:

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

We expect to derive a substantial percentage of our sales from international markets. We derived 40.5% of our sales in 2016 from countries outside of North America. Accordingly, we face significant operational risks from doing business internationally, including:

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

As a public company with significant operations in Israel, the United States and many other countries, we are subject to regulation and must comply with reporting and other requirements in a number of jurisdictions. In particular, we are subject to the rules and regulations of the SEC and FINRA, which may elect from time to time to review or investigate our operations, various aspects of our financial statements, our disclosure practices and other matters. As such reviews progress, the regulating agencies may determine that we are and have been in compliance with applicable rules, or they may determine to pursue enforcement actions or other sanctions against us for alleged noncompliance. As an example, on March 3, 2016, the enforcement division of the U.S. Securities and Exchange Commission, or SEC, issued a subpoena to us requesting a number of documents as part of an investigation of the valuations and other calculations we used to assess the impairment of goodwill and/or intangible assets included in the balance sheet in our SEC filings. We have cooperated with the SEC and produced documents in the summer of 2016. If the SEC has any further information requests, we will continue to cooperate with that agency.

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

We own buildings in Eden Prairie, Minnesota, which we use to conduct our FDM manufacturing and assembly operations, as well as our new office facility in Rehovot, Israel and manufacturing facility in Kiryat Gat, Israel. Ownership of these buildings and facilities may adversely affect our ability to move some or all of those operations to other locations that may be more favorable. If we were to move any of those operations to other locations, we may have difficulty selling or leasing the property that we vacate. This risk also applies to the facilities that we lease under non-cancellable lease agreements, where we cannot freely vacate the facilities. These limitations on our ability to move could result in an impairment charge, as occurred in 2015 in respect of some of our leased facilities, which negatively impacted our results of operations, and could, in future periods, once again have an adverse effect on our results of operations.

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

We are currently subject to a number of lawsuits. These and any future lawsuits to which we become subject may have a significant adverse effect on our financial condition or profitability.

We are subject to four lawsuits, styled as class actions of our shareholders, which were initiated in the United States District Courts for the District of Minnesota, the Southern District of New York, and the Eastern District of New York on February 5, 9, and 20, 2015, and March 25, 2015, and which name the Company and certain of our officers as defendants. The lawsuits allege violations of the Exchange Act in connection with allegedly false and misleading statements concerning our business and prospects. The plaintiffs seek damages and an award of reasonable costs and expenses, including attorneys’ fees. On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. On July 1, 2015, lead plaintiffs filed their consolidated complaint. On August 31, 2015, the defendants moved to dismiss the consolidated complaint for failure to state a claim. The court heard the motion on December 11, 2015. On June 30, 2016, the court granted defendants’ motion to dismiss with prejudice and entered judgment in favor of defendants. On July 29, 2016, lead plaintiffs filed a notice of appeal to the United States Court of Appeals for the Eighth Circuit from the court’s judgment. On September 22, 2016, lead plaintiffs filed the opening initial brief on appeal. On October 24, 2016, defendants filed their answering brief to appeal. On November 18, 2016, lead plaintiffs filed the reply brief in support of their appeal. Oral arguments for appeal are scheduled for March 9, 2017. We intend to mount vigorous defenses to these lawsuits.

We can provide no assurance as to the outcome of these or any future matters or actions, and any such matters or actions may result in judgments against us for significant damages. Resolution of these matters can be prolonged and costly, and the ultimate results or judgments are uncertain due to the inherent uncertainty in litigation and other proceedings. Moreover, our potential liabilities are subject to change over time due to new developments, changes in settlement strategy or the impact of evidentiary requirements. Regardless of the outcome, litigation has resulted in the past, and may result in the future, in significant legal expenses and require significant attention and resources of management. As a result, current and any future litigation could result in losses, damages and expenses that have a significant adverse effect on our financial condition or profitability.

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

As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act, in August 2012 the SEC promulgated final rules regarding disclosure of the use of certain minerals (tin, tantalum, tungsten, and gold), and certain of their derivatives, known as “conflict minerals,” which are mined from the Democratic Republic of the Congo and adjoining countries, as well as procedures regarding a manufacturer’s efforts to prevent the sourcing of such minerals and metals produced from those minerals. As required by these new rules, in 2013, we commenced due diligence efforts to determine our use of conflict minerals, and we made our initial three annual conflict mineral filings with the SEC (for calendar years 2013, 2104 and 2015) on June 2, 2014, June 1, 2015 and May 24, 2016, respectively. The rules require us to make subsequent disclosures no later than May 31 of each following year. A court ruling has overturned part of these SEC rules, by characterizing the required identification of products as “DRC conflict free,” having “not been found to be ‘DRC conflict free’” or “DRC conflict undeterminable” as compelled speech that violates the First Amendment in the United States. Despite the court’s ruling, the conflict minerals disclosures will nevertheless remain in place for the report that we will need to submit in 2017 (in respect of the 2016 year). We expect that we will continue to incur additional costs and expenses, which may be significant, in order to comply with these rules. Since our supply chain is complex, ultimately we may not be able to sufficiently verify the origins for any conflict minerals and metals used in our products through the due diligence procedures that we implement, which may adversely affect our reputation with our customers, shareholders, and other stakeholders. In such event, we may also face difficulties in satisfying customers who require that all of our products are certified as conflict mineral free. If we are not able to meet such requirements, customers may choose not to purchase our products, which could adversely affect our sales and the value of portions of our inventory. Furthermore, there may be only a limited number of suppliers offering conflict free minerals and, as a result, we cannot be sure that we will be able to obtain metals, if necessary, from such suppliers in sufficient quantities or at competitive prices. Any one or a combination of these various factors could harm our business, reduce market demand for our products, and adversely affect our profit margins, net sales, and overall financial results.

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

One of our dual corporate headquarters, as well as all of our PolyJet-related system manufacturing and research and development facilities, one of our two PolyJet consumables manufacturing facilities, one of our FDM manufacturing facilities, and some of our suppliers, are located in central and southern Israel. In addition, many of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the winter of 2008-2009, in November 2012 and once again in the summer of 2014, Israel has been engaged in armed conflict with Hamas, a militia group and political party that controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas where some of our manufacturing facilities are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region, including those related to the unrest in Syria, could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, parties with whom we have agreements involving performance in Israel may claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the political or security situation in Israel.

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

We report our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the manufacturing, research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of deflation amounted to 0.2%, 1.0%, and 0.2% for the years ended December 31, 2016, 2015 and 2014, respectively. The annual appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to 1.5%, (0.3%) and (12. 0%) for the years ended December 31, 2016, 2015 and 2014, respectively.

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

The computation of income taxes is complex because it is based on the laws of numerous taxing jurisdictions and requires significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. Income taxes for interim quarters are based on a forecast of our effective tax rate for the year, which includes forward-looking financial projections. Such financial projections are based on numerous assumptions, including the expectations of profit and loss by jurisdiction. It is difficult to accurately forecast various items that make up the projections, and such items may be treated as discrete accounting. Examples of items that could cause variability in our income tax rate include our mix of income by jurisdiction, changes in our uncertain tax positions, the application of transfer pricing rules, and tax audits. Future events, such as changes in our business and the tax law in the jurisdictions where we do business, could also affect our rate.

One important assumption that goes into calculation of our tax rate is the tax benefit that we receive in respect of some of our operations in Israel, referred to as “Approved Enterprise” and “Beneficiary Enterprise”, under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in our company, we have estimated that our effective tax rate to be paid with respect to all Israeli operations under these benefit programs is 7% to 12%, based on the current balance of activity between our Rehovot, Israel and Kiryat Gat, Israel facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which in 2017 is set at 24% and as of 2018 will be 23% (the corporate tax rate was 26.5% and 25% in 2015 and 2016, respectively). In addition to being subject to the standard corporate tax rate, we would be required to refund any tax benefits that we have already received as adjusted by the Israeli consumer price index, plus interest or other monetary penalties. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Beneficiary Enterprise” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which may cause our effective tax rate to be materially different than our estimates and could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, and that could also adversely affect our effective tax rate and our results of operations.

The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our effective tax rate and our results of operations.

Certain Israeli governmental grants that we received for certain of our research and development activities in Israel may restrict our ability to transfer manufacturing operations or technology outside of Israel without obtaining a pre-approval from the relevant authorities and, in certain circumstances, payment of significant amounts to the authorities.

Our Israeli-based research and development efforts were and are financed in part, through grants that we received from the National Technological Innovation Authority, or the Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS). Through 2006, Objet received grants from the OCS of approximately $1.5 million, which it repaid in its entirety (including interest thereon) by the end of 2007. More recently, we have received additional funding from the Authority of approximately $4.3 million, in the aggregate (as of December 31, 2016), under several R&D programs to support certain research and development projects in Israel. Such funding is not subject to royalty obligations on our part.

We must comply with the requirements of the Israeli Encouragement of Research, Development and Technological Innovation Law, 5744-1984, or the Innovation Law (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984, or the Research Law), and related regulations, with respect to those current and past grants.

When a company develops know-how, technology or products using grants provided by the Authority, the terms of these grants and the Innovation Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel. Even after the repayment of such grants in full, we will remain subject to the restrictions set forth under the Innovation Law, including:

●

Transfer of know-how outside of Israel. Any transfer of the know-how that was developed with the funding of the Authority, outside of Israel, requires prior approval of the Authority, and the payment of a redemption fee.

●

Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from Authority-funded programs be carried out in Israel, unless a prior written approval of the Authority is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the Authority is sufficient).

●

Certain reporting obligations. We, as any recipient of a grant or a benefit under the Innovation Law, are required to file reports on the progress of activities for which the grant was provided as well as on our revenues from know-how and products funded by the Authority. In addition, we are required to notify the Authority of certain events detailed in the Innovation Law.

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

We received grants from the OCS prior to an extensive amendment to the Research Law that came into effect as of January 1, 2016, or the Amendment, which may also affect the terms of existing grants. The Amendment provides for an interim transition period (which has not yet expired), after which time our grants will be subject to terms of the Amendment. Under the Research Law, as amended by the Amendment, the Authority is provided with a power to modify the terms of existing grants. Such changes, if introduced by the Authority in the future, may impact the terms governing our grants.

It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to serve process on our officers and directors.

We are organized in Israel. Most of our officers and most of our directors (as of December 31, 2016) reside outside of the United States, and a majority of our assets are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Risks related to an investment in our ordinary shares

If certain of our shareholders sell a substantial number of our ordinary shares, the market price of our ordinary shares could decline.

Former MakerBot stockholders and certain MakerBot employees, former Solid Concepts stockholders and option holders, and certain Solid Concepts employees, and certain Harvest Technologies employees and former stockholders, may resell the ordinary shares that we issued or may issue to them pursuant to the MakerBot transaction, Solid Concepts acquisition or Harvest Technologies acquisition, as applicable, under Rule 144 under the Securities Act, or Rule 144, which allows for the resale of the foregoing groups of shares. Under the terms of the MakerBot and Solid Concepts merger agreements, and the Harvest Technologies stock purchase agreement, we issued at the closing of the transactions on August 15, 2013, July 14, 2014 and August 1, 2014, respectively, 3,921,660 ordinary shares, 978,601 ordinary shares and 175,456 ordinary shares (after withholding certain shares for taxes, where applicable), which may be sold or may have already been sold, in whole or part, to the public following the closings. Those shares together constituted approximately 10% of our issued and outstanding shares, in the aggregate, as of the closing date of the Harvest Technologies acquisition (following the issuance of the shares in the Harvest Technologies acquisition). We have subsequently issued since the respective closings, an additional 635,939, 492,145 and 26,614 ordinary shares to the selling shareholders and/or employees pursuant to the MakerBot transaction, Solid Concepts acquisition and Harvest Technologies acquisition, respectively, which may be subsequently resold without restriction under Rule 144. We may also issue up to an additional approximately 360,000 ordinary shares and approximately 32,500 (based on our share price as of December 31, 2016) ordinary shares to the selling shareholders and/or employees in respect of periods through mid-2017 and early 2018 pursuant to the terms of the Solid Concepts merger agreement and Harvest Technologies stock purchase agreement, respectively, which may be subsequently resold without restriction under Rule 144. Sales of a significant number of the foregoing shares in a short period of time could have the effect of depressing the market price of our ordinary shares.

The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.

The market price of our ordinary shares since the Stratasys-Objet merger has been subject to substantial fluctuation. From the start of 2015 through the early part of 2017 (through February 28, 2017), our ordinary shares have traded with closing prices that have ranged from $15.24 to $81.05. The price of our ordinary shares may continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including:

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

As a foreign private issuer, we are also permitted, and have begun, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. We have informed NASDAQ that we follow home country practice in Israel with regard to, among other things, director nomination procedure and approval of compensation of officers. In addition, we have opted to follow home country law instead of the Listing Rules of the NASDAQ Stock Market that require that a listed company obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on The NASDAQ Global Select Market may provide our shareholders with less protection than they would have as shareholders of a domestic U.S. company.

Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2017 (the last business day of our second fiscal quarter of 2017). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2018, we would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2017 and quarterly reports in respect of each of the quarters of 2018) as if we were a company incorporated in the U.S., which, among other things, could result in increased compliance and reporting costs to us.

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

Although we do not believe that we were a PFIC in 2016, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2017 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and the future value of our assets. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information—Taxation—U.S. Federal Income Tax Considerations—Tax Consequences if We Are a Passive Foreign Investment Company”.

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

We have dual headquarters. Our registered office and one of our two principal places of business is located at 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, and our telephone number at that office is (+972)-74-745-4314. Our other principal place of business is located at 7665 Commerce Way, Eden Prairie, Minnesota, and our telephone number there is (952) 937-3000. Our agent in the United States is S. Scott Crump, our Chairman of the Executive Committee, whose address is c/o Stratasys Inc. at the address of our Eden Prairie, Minnesota headquarters. Our World Wide Web address is www.stratasys.com. The information contained on that web site (or on our other web sites, including www.objet.com) is not a part of this annual report. As an Israeli company, we operate under the provisions of Israel’s Companies Law, 5759-1999.

In 2016, 2015 and 2014, our capital expenditures amounted to $47.1 million, $87.0 million and $62.3 million, respectively, of which $45.1 million, $84.3 million and $60.5 million, respectively, was principally related to the purchase (or construction) of property, plant and equipment. During 2016, our principal property and equipment investment was the construction of our new facility at our new property in Rehovot, Israel, which we own, and where we moved our Israeli headquarters during January, 2017. This new facility, towards which we paid $18.2 million during 2016, also houses research and development facilities. As of December 31, 2016 we invested in our new facility in Israel and its related equipment approximately $58.4 million. Our remaining capital expenditures in 2016 related primarily to manufacturing and engineering development equipment, leasehold improvements and computer systems and software applications.

Other purchases of property and equipment that we have made over 2015 and 2014 have been mainly for facilities expansion, manufacturing equipment and information technology, primarily for our facilities in the United States, Israel and Germany. These expenditures were financed internally from our working capital.

B. Business overview

We are a leading global provider of 3D printing and additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We believe that the range of 3D printing consumable materials that we offer, consisting of 15 fused deposition modeling (FDM), cartridge-based materials, 26 PolyJet cartridge-based materials, five smooth curvature printing (SCP) inkjet-based materials, 158 non-color digital materials, and over 1,500 color variations, as well as our four SolidScape non-toxic thermoplastic modeling materials, is the widest in the industry. Our services offerings include Stratasys Direct Manufacturing printed parts service as well as our professional services.

3D printing, which is also referred to as additive manufacturing, is transforming prototype development manufacturing processes and is displacing (or, in certain cases, complementing) certain segments of traditional, or subtractive, manufacturing methodologies such as metal extrusion, computer-controlled machining and manual modeling techniques. With respect to product design and prototype development, 3D printing significantly improves the design process, reduces the time required for product development and facilitates creativity, while keeping the most or all of the design process in-house. 3D printing also enables the direct manufacture of parts that are subsequently incorporated into a user’s end product. In addition, manufacturers are increasingly using 3D printing systems to produce manufacturing tools such as jigs and fixtures, that aid in their production and assembly processes. While 3D printing has historically been focused on design and manufacturing applications, 3D printing is beginning to show signs of broader adoption through simplification, with the growth of entry-level desktop 3D printers.

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

The primary focus of our 3D printing solutions has been for use for prototyping, tooling and manufacturing, and within the vertical markets of auto, aero, medical, dental, jewelry and education. Our portfolio offers a variety of performance options for our customers, depending on their desired application, as well as on the nature and size of the designs, prototypes or end-products they seek to produce. Our wide range of systems allows us to offer our customers systems at a number of different price points, depending on the features that our customers desire.

We benefit from recurring revenues from the sale of resin and plastic consumables and related services. We provide products and services to our global customer base throughout our offices in North America and internationally, including: Baden-Baden, Germany; Hong Kong; São Paulo, Brazil; Shanghai, China; and Tokyo, Japan, as well as through our worldwide network of approximately 200 agents and resellers. Additionally, through our MakerBot subsidiary, we deploy an online sales channel. We have approximately 2,500 employees and hold more than 1,200 granted patents or pending patent applications worldwide.

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

Desktop 3D printer usage has shown rapid growth, with the introduction and adoption of affordable entry-level 3D printers and increased availability and content. These entry-level desktop printers have increased market adoption by professional designers and education institutes. We expect that the adoption of 3D printing will continue to increase in the future, in terms of design applications, on the one hand, and DDM applications, on the other hand. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D computer-aided-design, or CAD, and other simplified 3D authoring tools), as well as increased availability of 3D scanners. We also believe that increased adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability of entry-level systems. We are active in facilitating the growth of the 3D printing market by bringing intuitive, design-to-3D print solutions to the market. We also believe that the increasing adoption of 3D printing in manufacturing processes serves as an important source of growth in the 3D printing industry.

Stratasys solutions

Range of solutions

We provide an integrated solutions offering for different vertical markets focusing on aerospace, automotive, healthcare and education that includes compatible products and services that are designed for our customers’ use cases and effectively solve their specific applicative needs. Our solutions consists of a broad range of 3D printing systems, consumables, software, paid parts, and strategic consulting and professional services.

Our solutions allow our end-users to print 3D models and parts that enhance their ability to visualize, verify and communicate product designs, thereby improving the design, development and validation processes and reducing time-to-market. Our systems create visual aids for concept modeling and functional prototyping to test fit, form and function, permitting rapid evaluation of product designs. Using presentation models developed with our systems, designers and engineers can typically conduct design reviews and identify potential design flaws earlier in the process and improvements before incurring significant costs due to re-tooling and rework, allowing them to optimize a design rapidly and cost-effectively.

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

Our solutions also empower our end-users to quickly and efficiently manufacture parts that are subsequently incorporated into the user’s manufacturing processes and improve its effectiveness. For instance, our solutions enable the production of manufacturing tools such as jigs, fixtures, casts and injection molds that aid in the production and assembly process.

Additive Manufacturing of end-use-parts, using our solutions, is also particularly attractive in applications that require short-run or low-volume parts that require rapid turn-around, and for which tooling would not be cost-efficient due to small volumes, such as various applications in the aerospace, automotive, medical, dental and jewelry industries. Our solutions also enable the production of objects that generally could not otherwise be manufactured through subtractive manufacturing methodologies.

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

Range of technologies and differentiating factors

Our solutions are driven by our proprietary technologies, brought together through the combination of our constituent companies, each of which was a leader in the 3D printing industry. We hold more than 1,200 granted or pending patents internationally, and our 3D printing systems utilize our patented FDM® and inkjet-based PolyJet™ technologies to enable the production of prototypes, tools used for production and manufactured goods directly from 3D CAD files or other 3D content. We believe that our broad range of product and service offerings is a function of our 3D printing technology leadership.

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

We believe that this technology is differentiated by a number of factors that make it appropriate for 3D printing and additive manufacturing. These factors include:

●	the ability to use FDM® systems in an office environment due to the absence of hazardous emissions;
●	the relative absence of post-production processing;
●	minimal material waste;
●	better processing and build repeatability;
●	ease of use, with minimal system set up requirements;
●	no need for costly replacement lasers and laser parts; and
●	a high degree of precision and reliability.

We believe that our inkjet-based 3D printing technology is primarily differentiated from other competing technologies in its ability to scale and deliver high-resolution and multi-material, full-color 3D printing. Our easy-to-use, PolyJet™ 3D printers create high-resolution, smooth surface finish models that have the look, feel and functionality of the final designed product. We offer a wide variety of office-friendly resin consumables, including rigid and flexible (rubber-like) materials and bio-compatible materials for medical applications. Using our PolyJet™ digital materials technology, our solutions also offer the only 3D printing systems that deposit multiple materials simultaneously. This enables users, in a single build process, to print parts and assemblies made of multiple materials that each retain their distinct mechanical and physical properties. For example, users can print objects with both rigid and flexible portions in a single build, or mix different base colors in order to achieve desired color tone. The PolyJet™ technology also enables on-demand mixing of a wide variety of resins to create a wide range of pre-defined digital materials, which are composite materials with modified physical or mechanical and color properties that result from the combination of multiple materials. The wide range of colors in which objects can be printed (over 1,500, as noted below) is another one of the key differentiating attributes for our 3D printers.

Our PolyJet inkjet-based 3D printing technology is also currently distinguished by its ability to offer a wide variety of materials including multi-material printing within a single part, in an office environment system.

We also offer Smooth Curvature Printing, or SCP, ink-jetting technology through our Solidscape brand to produce wax-like patterns for lost-wax casting, investment casting and mold making applications. The Solidscape high-precision 3D printer creates solid parts through an additive, layer-by-layer process, using our SCP ink-jetting technology and high-precision milling of each layer. The parts produced are extremely high resolution with very precise details and fine surface finish.

We offer 15 FDM cartridge-based materials, 26 PolyJet cartridge-based materials, five SCP inkjet-based materials, 158 non-color digital materials, and over 1,500 color variations for our 3D printers, which we believe is the widest range of materials in the industry.

Customers

We have a diverse set of customers worldwide, with no single customer or group of affiliated customers nor any individual sales agent or group of affiliated sales agents accounting for more than 10% of our sales in 2016, 2015 or 2014. Our solutions are used across a wide array of applications in a variety of different industries.

Our competitive strengths

We believe that the following are our key competitive strengths:

●

Differentiated product offerings with superior model quality. Our portfolio of 3D printing systems is differentiated through a combination of superior printing qualities, accuracy, print speed, the ability to print a range of materials with varying levels of strength, chemical and heat resistance, color and mechanical properties, the ability to print multiple materials simultaneously and suitability for office environments. Our offering spans the spectrum from entry-level desktop printers to high-end solutions for complex operations. Our FDM-based systems enable highly precise printing of 15 different engineering and high-performance thermoplastic materials, enabling a wide range of DDM applications with little or no post-production processing. Our PolyJet inkjet-based systems jet ultra-thin layers of material and enables voxel level control of the deposited materials, part realism (multi materials and colors), high accuracy and resolution and smooth finish to printed models. For use with these systems we offer a wide variety of office-friendly resin consumables, including rigid, flexible (rubber-like), transparent and color materials. We believe that we offer the only printing system that utilizes the simultaneous jetting of up to six materials to enable end-users to print models with rigid, flexible and color materials, in virtually unlimited combinations, in a single build. Our SolidScape SCP ink-jetting technology offers high-precision milling of each printed layer, enabling extremely high resolution with precise details and fine surface finish. We also offer the only multi-color, multi-material 3D printing system in the market.

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

●

Proprietary technology platforms with multidisciplinary technological expertise. We believe that our proprietary 3D FDM and 3D inkjet-based PolyJet printing engines offer end users the versatility and differentiated features necessary for a wide variety of current and potential applications. We combine our proprietary hardware platforms, featuring widely-deployed inkjet printer heads or easy-to-use extrusion heads with integrated software and a wide range of proprietary materials to develop and produce leading 3D printing systems. This allows us to offer a spectrum of 3D printers and printing systems of varying features, capacities and price points, and to migrate the advanced features of our high-end products to our entry-level products with greater efficiency. Our 3D printing solutions integrate innovations in a wide range of scientific disciplines, such as physics, chemistry, and mechanical and electrical engineering, as well as software development. We have made significant investments in developing and integrating technologies into our hardware platform, software and proprietary consumables. We believe that we have a strong base of technology know-how. Our patent portfolio consists of more than 1,200 granted or pending patents internationally. We believe that we have a culture of innovation, and we expect to continue to enhance our solutions both to further drive market adoption of 3D printing and to broaden our market reach.

●

Leading Direct Manufacturing Business. Our Stratasys Direct Manufacturing service business is one of the largest and leading AM parts service providers globally. This unit’s knowledge of and experience in AM, including materials and systems knowhow, and AM end-use parts production is expected to enhance our DDM offering suite. This unit offers a wide array of underlying printing technologies and materials. Furthermore, Stratasys Direct Manufacturing enables us to offer a broader solution to our customers, catering to more of their 3D printing needs, whether by supply of 3D printers or of 3D printed parts. We believe this offering creates better customer intimacy and a competitive advantage for Stratasys.

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

●

Leading position in desktop 3D printing. Our MakerBot Desktop 3D printers provide accessible desktop 3D printers and materials and leading content creation and sharing solutions. We believe that the desktop 3D printing category is poised for future growth driven by broader adoption of 3D printing and an increase the in number of applications where 3D printing is used. We believe our installed base, brand awareness and portfolio of solutions in this category positions us to capitalize on the continued growth of this category.

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

●

Extensive global reach. With approximately 200 channel partners around the world, we are well positioned to leverage the extensive geographic reach of our marketing and sales organization to serve customers and grow awareness of 3D printing for RP and DDM. In addition, through our MakerBot subsidiary we deploy an online sales channel.

●

Increased accessibility and ease of use for customers. Our newly launched GrabCAD Print software provides easy and accessible 3D printing workflow. Some of our 3D printing systems may be accessed through Solidworks, PTC and Adobe computerized design solutions, which enable wider adoption of our 3D printing solutions by designers and manufacturers in a simplified and more accessible manner. We are collaborating with the above and other leading Computer Aided Design and Product Lifecycle Management solution providers to further enable greater ease of use across the design to production work-flow.

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

●

Maintaining and extending our technology lead. Our multidisciplinary technological leadership, as evidenced by our more than 1,200 granted or pending patents internationally, underpins our proprietary hardware, integrated software and range of 3D printing materials. We will seek to extend our technological capabilities by continuing to invest in our R&D efforts, which focus on enhancing our 3D PolyJet and FDM printing technologies as well as developing new innovative solutions for 3D printing. In addition, we will continue developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications. We believe that by enhancing our AM technological capabilities and by developing and introducing new materials for our 3D printing and production systems, we will be able to increase both the size of, and our share of, the 3D printing marketplace.

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

●

Integrated solutions offering. Due in major part to a series of acquisitions, we have in place an offering of solutions that includes a complete gamut of compatible systems, consumables and services (parts on-demand, professional and expert consulting services that are designed to meet our clients’ needs in an integrated, complete manner. We intend to leverage that as a basis for generating additional sales and revenues from existing customers and attracting new customers.

●

Growing through complementary acquisitions. We intend to selectively pursue acquisitions to expand our product offerings, go to market and overall growth and market penetration. Accordingly, we may consider acquisitions and investments in order to effect and accelerate our other growth strategies.

●

Expert services – We intend to help companies to increase their adoption of 3D printing by helping them to identify new applications for our technology and by developing robust business cases for investment by them in our technology.

●

Enhanced collaboration. Our GrabCAD community, which fosters collaboration among engineers and designers and helps them to communicate ideas and share designs, enhances the likelihood that we can draw from these new collaborations and enhance awareness, and, as a result, sales, of our integrated solutions.

Products and services

Our products

We offer a dedicated range of products for applications such as rapid prototyping (RP), tooling, as well as manufacturing parts. Our products include 3D printing systems, consumable materials, software and services.

Collectively, this portfolio of products offers a broad range of performance options for users, depending on their desired application, as well as on the nature and size of the designs, prototypes or final parts they seek to produce. Our products are available at a variety of different price points and include entry-level desktop 3D printers, a range of systems for RP, and large production systems for additive manufacturing. We also offer a range of 3D printing materials consisting of 15 FDM cartridge-based materials, 26 PolyJet cartridge-based materials, five SCP, inkjet-based materials, hundreds of thousands of digital materials, and over 1,500 color variations. The performance of our different systems varies in terms of capabilities, which are related to the following features:

●	print speed;
●	resolution;
●	materials;
●	resin cartridge capacity / filament spool size;
●	maximum model (or tray) size; and
●	duty cycle, or the number of parts that a printer can produce over a given period of time without requiring maintenance.

Our systems also integrate our software and are supported by services that we provide to our customers, both directly and through our reseller channel.

Printing systems

Our 3D printing systems, which are based on our proprietary FDM and PolyJet technologies, are described below:

We offer a series of printing systems suitable for RP, from design validation, visualization and communication to form, fit and functional performance testing. These systems are targeted at work groups and offers a variety of products that provide customers with a broad range of choices of features such as printing capacity, production speed and price. The Objet systems offer high accuracy and print quality using a variety of PolyJet materials. The new F123 product line allows users to create parts in PLA, ABS plus, ASA and PC-ABS materials. These materials enable production of parts with the strength required for true form, fit and functional testing. The F123 is designed to enable ease of use and ease of maintenance and offers easy-to-use but functionality-rich user experience by using the GrabCAD Print software.

We also offer printing systems typically used for Additive Manufacturing – production tooling and end parts applications - and high performance Prototyping applications.

Our FDM technology based systems produce durable, production-grade thermoplastic heated parts suitable for RP manufacturing, tooling and end-used parts use cases.

Our PolyJet technology based high-end printing systems offer the ability to print multiple materials including color printing in a single part build.

We also offer our Solidscape line of 3D printers, materials and software for Additive Manufacturing applications. This line of products combines patent-protected, SCP high-precision ink-jetting technology and high-precision milling of each layer, with our proprietary graphical front-end ModelWorks software. Objects created with these 3D printers are wax patterns and feature extremely high resolution and accuracy; are used primarily for casting in metal jewelry, dental and industrial parts.

Our MakerBot Replicator series represents our desktop 3D printers, compact, and professional-grade 3D printers. Our desktop and compact 3D printers are affordable, and designed for easy, desktop use and are typically used by individuals operating alone or within an enterprise. Our larger, professional 3D printer has a large build volume ideal for industrial prototypes, models and products.

Consumable materials

We sell a broad range of 3D printing materials, consisting of 15 FDM cartridge-based materials, 26 PolyJet cartridge-based materials, five SCP inkjet-based materials and 158 non-color digital materials, and over 1,500 color variations for use in our 3D printers and production systems. The sale of these materials provides us with a recurring revenue stream from users of our 3D printers and production systems.

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

SCP inkjet-based materials

Our Solidscape inkjet-based materials feature excellent lost wax casting qualities, including fast melt out, no ash or residue, and no thermal expansion. Currently, we have four modeling materials commercially available for use with our Solidscape technology. These include materials formulated specifically for particular industries, such as a thermalpolyester formula developed to help retail jewelers and manufacturers meet the demand for finished goods using less precious materials and a thermalpolyester material formulated to deliver high casting yields for dental applications.

Software

We offer downloadable professional 3D printing workflow software as well as suites of software with our various 3D printing systems; each is designed to make the process of creating high-quality, highly detailed and accurate models more efficient. Our software supports commonly used 3D file formats and converts three-dimensional CAD databases into the appropriate code to operate our 3D printing systems. Our software also provides a wide range of features, including automatic support generation, part scaling, positioning and nesting, as well as geometric editing capabilities.

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

Jobs enter the queue either according to our software the parameters configured by the system administrator, or in chronological order. The queue is therefore easily managed, as each user has access to his or her jobs and the administrator can set and adjust parameters and access permissions. In configurations of multiple printing systems on the network, each user automatically receives the parameters of the selected system, such as tray size, loaded materials, and queue status, helping ensure easy, error-free tray setup.

Online Community

Thingiverse.com

Thingiverse is our online community for sharing downloadable, digital 3D designs. The Thingiverse platform enables users to share and customize their digital designs. We believe that Thingiverse is the largest repository of free 3D printable content available to consumers. Thingiverse includes more than 1 million public designs available for downloading. We have had more than 1 million uploads and more than 200 million downloads of designs via this platform.

GrabCAD Community

We operate the GrabCAD Community for mechanical engineers and designers, where members can upload and download free CAD models, download our GrabCAD Print software, post and answer mechanical engineering questions, and participate in design challenges. This community had more than 3.25 million members and more than 1.5 million CAD files available for free download at the end of 2016. The GrabCAD community provides engineers and designers a resource for CAD models helping them communicate ideas and share designs.

Our services

Support services and warranty

Customer support

Our customer support department provides on-site system installation, basic and advanced operation training, a full range of maintenance and repair services and remote technical support to users of our products. We provide support to our customers directly and through our resellers, ensuring that support and parts may be readily obtained worldwide. We also offer training to our customers, particularly on our high-performance systems. Our support network consists of the following:

●	Stratasys-certified engineers providing worldwide, on-site installation, training and support.
●	Direct support engineers through our company.
●	Indirect support engineers through certified partners, including third-party service organizations or selected resellers who provide support for our systems.
●	Phone and direct on-site company support in eight languages, and resellers indirect support in local languages.
●	Service logistics in key regional centers.
●	Training facilities and resources in regional centers.
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

Basic warranty

Our printing systems are sold with warranties that range from 90 days to three years from installation, depending upon the product line and geographic location. Warranties are generally accompanied by on-site maintenance support. Receipt of maintenance and repair services after the warranty period is subject to the terms of our extended support programs, to the extent purchased by the end-user, as described below.

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

Expert Services

Stratasys Expert Services brings together our strategic consulting and applications engineering capabilities to provide a portfolio of fee-paying services to our global customer base. The Expert Services portfolio has been designed to support companies across all vertical markets and at all levels of 3D printing maturity. The Expert Services portfolio of services has been designed to help companies drive both top line sales growth through 3D printing adoption and to increase bottom line profitability.

For novice users, Stratasys Expert Services offers a highly structured opportunity-screening process to identify where 3D printing could be applied within an enterprise. The expert services team then delivers innovation workshops, facility walkthroughs and data analytical services to find the most valuable and profitable areas of a business to apply 3D printing technology. Using our team of experienced consultants we then help companies to identify the most appropriate technology solutions, investment cases and supply chain models. For more established 3D printing users, Stratasys Expert Services team also provides specialist design optimization services, safety and environmental management services, and production quality management services.

Stratasys Direct Manufacturing paid-parts service

Stratasys Direct Manufacturing was formed on January 1, 2015 from our three AM service companies – RedEye (formerly a business unit of Stratasys, Inc.) and the acquired businesses known as Harvest Technologies and Solid Concepts – and is a provider of 3D printing and custom AM services. Stratasys Direct Manufacturing offers AM capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes. Our Stratasys Direct Manufacturing paid-parts service produces prototypes and end-use parts for customers from a customer-provided CAD file. This allows the customer to benefit from our process-related knowhow, capitalize on the variety of materials and machine types available through our service center, and take advantage of additional capacity using the latest in proven RP and DDM technologies and processes. Our Stratasys Direct Manufacturing business operates a website service, www.stratasysdirect.com, which enables our customers to obtain quotes and order parts around the clock, seven days a week. Stratasys Direct Manufacturing also provides companies with access to an Expert Services team, which helps companies to identify and evaluate new applications for 3D printing.

Key Portfolio Additions & Innovations in 2016 and Early 2017

To further strengthen our leadership position and following our strategy to deepen the focus on additive manufacturing, tooling and rapid prototyping for specific vertical market, we announced a variety of innovations in 2016 across multiple applications for various key vertical markets, such as automotive, aerospace, consumer products and healthcare.

Stratasys J 750 fist true color 3D printer

In April 2016, we introduced what we believe to be an industry-first with our market-disruptive 3D printer, the J750. The new solution breaks restrictive technology barriers, enabling customers for the first time to mix-and-match full color gradients alongside a wide range of materials to achieve one-stop realism without post-processing. This, together with the system's superior versatility, makes the J750 a choice 3D printing solution for product designers, engineers and manufacturers, as well as service bureaus.

As the premier addition to the Objet Connex multi-color, multi-material series of 3D Printers, the Stratasys J 750 allows customers to choose from more than 360,000 different color shades plus multiple material properties - ranging from rigid to flexible and opaque to transparent. Prototypes can include a vast array of colors, materials and material properties in the same part, speeding production of realistic models, prototypes and parts for virtually any application need - as well as delivering incomparable 3D printing versatility to produce tooling, molds, jigs and fixtures and more.

The Stratasys F123 Series – Smarter Prototyping for Workgroups

In February 2017, we introduced the F123 Series, a new comprehensive rapid prototyping solution that answers the specific needs of professional designers and engineers in the workgroup and office setting. For the first time, the F123 Series enables end-to-end rapid prototyping for every stage of the prototyping process: Rapid, economically-effective concept verification models in PLA material and fast-draft mode; advanced design validation prototypes using a 0.005 in. slice resolution and soluble support for unmatched precision, repeatability and aesthetics. Functional performance testing is enabled with a wide range of functional FDM materials including ABS, ASA, and PC-ABS.

Utilizing over 30 patented inventions selected from the entire Stratasys FDM range together with several new patents pending, the F123 Series offers wide-ranging engineering and interface usability enhancements to answer the needs of design workgroups: Engineering grade quality prototyping results - but easy enough for anyone to learn and operate. Professional levels of productivity - but quiet and unobtrusive enough to work in the office environment. The system incorporates GrabCAD Print software that enables printing straight from native CAD files, as well as the ability to manage jobs in real-time and from remote. The F123 Series comes in a range of 3 versatile platform sizes.

GrabCad Print

In May 2016, we announced a software strategy designed to make 3D printing significantly easier, more intuitive, and highly-accessible to more applications and users. The approach is powered by the popular GrabCAD Software as a Service (SaaS) platform and supported by a nearly 3.5 million-professional design, engineering, manufacturing and student community members.

GrabCAD Print is the first application released under this new investment underscoring the critical nature of software as an essential ingredient of our solutions based go--to-market strategy. A cloud-based environment for job preparation, scheduling, and monitoring, GrabCAD Print also includes innovative business intelligence capabilities to provide users with actionable, end-to-end print job visibility and reports.

Launched in November 2016 after a five-month beta trial period, GrabCAD Print offers compatibility with a broad range of Stratasys 3D printers. In addition, because the GrabCAD platform is open architected, industry-leading CAD solution providers such as PTC, Dassault Systèmes’ SOLIDWORKS, and Siemens PLM Software are collaborating with us to further simplify key functions in CAD-to-3D print workflow and improve quality of 3D printed parts.

Easier to Manufacture Complex Hollow Composite Parts with New Sacrificial Tooling Solution

Sacrificial tooling, a process in which 3D printed molds are wrapped in composite material and then removed after part curing, enables manufacturers to rapidly and cost-effectively create complex, hollow composite parts. We are improving this process with a new sacrificial tooling solution, consisting of our new ST-130 material and new fill patterns. Together, the new material and fill patterns provide faster dissolution, rapid build speed, better autoclave performance and greatly improved tool quality.

Tough PC-ABS Material Now Available on More Stratasys 3D Printers

With its high durability and smooth matte finish, PC-ABS is a natural choice for challenging applications, such as power-tool prototyping and industrial equipment manufacturing. Owners of the F370, Fortus 380mc and 450mc 3D Printers will now have the ability to leverage PC-ABS, reducing time-to-market and high tooling costs for low-volume and custom production builds. 3D printing in real engineering thermoplastics results in stronger parts, more confident testing and prototypes that mimic the material properties of the final product.

Next Generation Production line enhancement for Fortus 900 mc

The Stratasys Fortus 900mc next Generation offers a streamlined workflow and easier job-monitoring with an internal camera and GrabCAD Print Software. Standard certifications are included, eliminating the effort and cost to qualify the 3D printer for the user's production floor.

New FDM Material Nylon 6

Stratasys Nylon 6 combines the strength of ULTEM 9085™ with the toughness of Nylon 12. It affords a higher strength and stiffness as well as a better 3D printed appearance than Nylon 12. Nylon 6 is one of the most widely used thermoplastics applied in traditional manufacturing. For FDM 3D printing, Stratasys Nylon 6 is specially formulated to control the right balance between mature Nylon 6 properties and controlled shrinkage effects during the FDM 3D printing process.

Stratasys Manufacturing Aids Package

Our Manufacturing Aids Package offers assistance to manufacturers seeking to create custom manufacturing tools. The materials-and-services package includes 40 hours of design work from Stratasys Professional Services to make producing a first tool easy.

To create strong, lightweight tools, the kit includes canisters of thermoplastic build material and support material. Build material includes Nylon 6 - our newest engineering-grade material - as well as PC and ASA plastic. ASA is available in a choice of ten colors. The Manufacturing Aids Package includes our new SR-35 advanced soluble support material which offers faster dissolve time and extended bath life compared to our previous SR-30 soluble support material.

Next generation manufacturing technologies: Infinite- Build 3 D Demonstrator and Robotic Composite 3D Demonstrator

At IMTS 2016, we previewed demonstrations of next generation manufacturing technologies as part of our vision for additive manufacturing specifically dedicated to verticals like Automotive and Aerospace. The new technology demonstrations build on our industrial FDM® 3D printing expertise to respond to the needs of customers' most challenging applications, addressing manufacturers' needs to rapidly produce strong parts ranging in size from an automobile armrest to an entire aircraft interior panel.

The Stratasys Infinite-Build 3D Demonstrator is designed to address the requirements of aerospace, automotive and other industries for large lightweight, thermoplastic parts with repeatable mechanical properties and was developed together with Aircraft manufacturer Boing.

The Stratasys Robotic Composite 3D Demonstrator delivers true 3D printing by using an 8-axis motion system that enables precise, directional material placement for strength while also reducing dramatically the need for speed-hindering support strategies. This redefines how future lightweight parts will be built, and provides a glimpse into how this technology could be used to accelerate the production of parts made from a wide variety of materials.

We developed the Robotic Composite 3D Demonstrator integrating our core additive manufacturing technologies with industrial motion control hardware and design-to-3D printing software capabilities provided by Siemens.

Marketing, sales and distribution

Marketing

Our marketing strategies are focused on increasing awareness and thought leadership for our product and solution areas, strengthening our leadership brand position in the market, and in key vertical industries such as automotive, aerospace, healthcare, education and consumer goods, accelerating and supporting sales growth, and increasing customer loyalty and customer lifetime value. We initiate thought-leadership, public and industry analyst relations and product launch programs as well as integrated campaigns targeted to extend and deepen the relationship with our existing customers and win new customers, driving demand and lead generation throughout our strategic markets in which we and our resellers and agents operate.

We use a variety of inbound and outbound marketing methods to reach potential customers. Examples of inbound methods include digital marketing demand and lead generation programs including blogs, social media, search marketing (Search Engine Optimization and Pay-Per-Click advertising), lead nurturing with webinars, white papers etc. Outbound channel examples include digital and print communication programs, public relations, direct mail and e-mail campaigns, tradeshows, thought leadership events, newsletters, industry associations and referrals. In addition, we have built and maintain on-site product and technology demonstration capabilities in certain regional offices across the world.

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

Geographical structure of sales organization

The primary sales organization for our 3D printers and production systems including related consumables, materials and services is divided into groups based on the following geographical regions: Americas; Europe and Middle East; and Asia Pacific. This structure allows us to align our sales and marketing resources with our diverse customer base. Our sales organization in each region provides sales support to the network of independent reseller and sales agent locations throughout the particular region. We also operate sales and service centers in various locations throughout North America and internationally, including: Baden-Baden, Germany; Hong Kong; Mexico; São Paulo, Brazil; Shanghai, China; and Tokyo, Japan.

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

Ricoh Agreement

We purchase the printer heads for our inkjet 3D printing systems from Ricoh pursuant to an OEM Purchase and License Agreement with Ricoh, or the Ricoh Agreement.

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

The Ricoh Agreement runs for an initial term of five years (which, as most recently renewed, began in September 2016) and automatically renews for additional one-year periods thereafter unless either party provides the other six months’ advance written notice of termination prior to the end of the then-current term. The Ricoh Agreement may be cancelled by either party if (i) the other party substantially breaches any material provision of the agreement and has not cured such breach within 30 days of receipt of written notice thereof, or (ii) upon the occurrence of certain bankruptcy events, and may furthermore be cancelled by Ricoh if we fail to cure a breach of an undisputed payment obligation within thirty (30) days of the breach.

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

Research and development

We maintain an ongoing program of research and development, or R&D, to develop new systems and materials and to enhance our existing product lines, as well as to improve and expand the capabilities of our systems and related software and materials. This includes significant technology platform developments for our FDM, PolyJet and SCP technologies, our AM systems, including our integrated software, and our family of proprietary acrylic-based photopolymer materials for PolyJet printing and family of proprietary thermoplastic materials for FDM printing. Our research aims to develop incremental and disruptive improvements, as well as more affordable products. Our engineering development efforts also focus on customer requested enhancements, and development of new modeling processes, software and user applications. In particular, we have devoted significant time and resources to the development of a universally compatible and user-friendly software system.

Our R&D department is divided into groups based on scientific disciplines and product lines. We continue to standardize our product platforms, leveraging each new design so that it will result in multiple product offerings that are developed faster and at reduced expense.

We invest a significant amount of our resources in R&D, because we believe that superior technology is a key to maintaining a leading market position. Our net R&D expenses were approximately $97.8 million, $122.4 million and $82.3 million in the years ended December 31, 2016, 2015 and 2014, respectively.

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

Intellectual property

We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trade secrets, and confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others. All patents and patent applications for additive manufacturing processes and apparatuses associated with our technology were assigned to us by those inventors. The principal granted patents relate to our FDM systems, our PolyJet technologies, our 3D printing processes and our consumables, certain of which have already expired and certain of which have expiration dates ranging from 2017 to 2036.

We are also a party to various licenses and other arrangements that allow us to practice and improve our technology under a broad range of patents, patent applications and other intellectual property, including a cross-license agreement with 3D Systems Corporation under which each party licensed certain patents of the other party, an assignment of rights to us related to UV polymer-based U.S. patents, which underlie certain technologies that compete with ours, and a patent license agreement with Cornell University providing access to certain tool changer patents.

In addition, we own certain registered trademarks and make use of a number of additional registered and unregistered trademarks, including “Stratasys,” “Objet,” “PolyJet,” “Connex,” “J750”, “Vero”, “Tango,” “FDM”, “Fortus,” “Dimension,” “Uprint,” “Mojo,” “Insight”, “Stratasys Direct Manufacturing,” “Solidscape,” “Solid Concepts,” “GrabCAD,” “GrabCAD Print,” “MakerBot,” “Thingiverse,” “Replicator,” the Stratasys Signet logo, and “The 3D Printing Solutions Company.”

We believe that, while our patents provide us with a competitive advantage, our success depends on our marketing, business development, applications know-how and ongoing research and development efforts, in addition to our rights under granted and pending patents. Accordingly, we believe that the expiration of any single patent, or the failure of any of single patent application to result in an issued patent, would not be material to our business or financial position. In any event, there can be no assurance that our patents or other intellectual property rights will afford us a meaningful competitive advantage. Please see the risk factor related to the expiration of our patents in “Item 3.D Risk Factors— Risks related to our intellectual property.”

Competition

Our principal competitors consist of other developers of additive manufacturing systems as well as other companies that use fused deposition modeling and inkjet-based technologies to compete in additive manufacturing. A variety of additive manufacturing technologies compete with our proprietary technologies, including:

●	Stereolithography;
●	Selective Laser Sintering;

●	Powder Binding; and
●	Digital Light Projection.

The companies that use these technologies to compete with us include 3D Systems Corporation, EOS GmbH and EnvisionTEC GmbH. HP’s recently launch Multi Jet Fusion technology could become a competition as well.

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

For our entry-level and lower-end systems and materials, we face competition from a variety of sources, including FDM, SLA and DLP companies such as XYZ Printing, Ultimaker and Formlabs. The competing offerings in the lower-end categories vary based on cost, printer and part quality, support materials, speed, ease of use, software ecosystem and reliability.

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

Global operations

We have offices in Brazil, China, Germany, Hong Kong, Israel, Japan, Korea, India, Singapore Mexico, Switzerland, the United Kingdom and the United States, and organize our operations by geographic region, focusing upon the following key regions: the Americas; Europe and Asia Pacific. Our products are distributed in each of these regions, as well as in other parts of the world. Our customers are dispersed geographically, and we are not reliant on any single country or region for most of our product sales and services revenues, although 59.5% of our 2016 sales were made in North America and our SDM printed parts services are based in the United States and therefore reliant on United States customers. A breakdown of our consolidated revenues by geographic markets and by categories of operations (that is, products and services) for the years ended December 31, 2016, 2015 and 2014 is provided in “Item 5.A Operating and Financial Review and Prospects—Operating Results.” In maintaining global operations, our business is exposed to risks inherent in such operations, including currency fluctuations, market conditions, and inflation in the primary locations in which our operating expenditures are incurred. Information on currency exchange risk, market risk, and inflationary risk appears elsewhere in this annual report in “Item 3.D Risk Factors” and in “Item 11. Quantitative and Qualitative Disclosure About Market Risk— Foreign Currency Exchange Risk.”

Employees

The total number of our full-time equivalent employees, and the distribution of our employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2016, 2015 and 2014, are set forth in this annual report in “Item 6.D Directors, Senior Management and Employees—Employees”.

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

Environmental matters

We are subject to various environmental, health and safety laws, regulations and permitting requirements, including (but not limited to) those governing the emission and discharge of hazardous materials into ground, air or water; noise emissions; the generation, storage, use, management and disposal of hazardous and other waste; the import, export and registration of chemicals; the cleanup of contaminated sites; and the health and safety of our employees. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on our operations. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future to comply with environmental or health and safety laws, regulations or requirements.

Under such laws and regulations, we are required to obtain environmental permits from governmental authorities for certain operations. In particular, in Israel, where we assemble our inkjet-based PolyJet 3D printing systems and manufacture our resin consumables, businesses storing or using certain hazardous materials, including materials necessary for our Israeli manufacturing process, are required, pursuant to the Israeli Dangerous Substances Law 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection. Our two Israeli toxin permits will remain in effect until November 2019 and February 2019, respectively.

In the European marketplace, amongst others, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment of the European Union (EU), which aims to prevent waste by encouraging reuse and recycling, and the EU Directive on Restriction of Use of Certain Hazardous Substances, which restricts the use of various hazardous substances in electrical and electronic products. Our products and certain components of such products “put on the market” in the EU (whether or not manufactured in the EU) are subject to these directives. Additionally, we are required to comply with certain laws, regulations and directives, including TSCA in the United States, as well as REACH and CLP in the EU, governing chemicals. These and similar laws and regulations require, amongst others, the registration, evaluation, authorization and labeling of certain chemicals that we use and ship.

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

General Corporate Tax Structure in Israel

Generally, Israeli companies are subject to corporate tax on their taxable income. In 2016, the corporate tax rate was 25% (in 2017 the corporate tax rate is 24% and as of 2018 the corporate tax rate will be 23%). However, the effective tax rate payable by a company that derives income from an “Approved Enterprise”, a “Beneficiary Enterprise” or a “Preferred Enterprise”, as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item below. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

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

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005, to which we refer as the 2005 Amendment, as of January 1, 2011, to which we refer as the 2011 Amendment, and as of January 1, 2017, to which we refer as the 2017 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment, remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect for the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislations.

Tax benefits for Approved Enterprises approved before April 1, 2005.

Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law, to which we refer as an “Approved Enterprise”, had to receive an approval from the Israeli Authority for Investments and Development of the Industry and Economy, to which we refer as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

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

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, to which we refer as an FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as a FIC is made on an annual basis according to the lowest level of foreign investment during the year. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

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

We have received the requisite approval, including a final approval, for our Approved Enterprise investment programs, in accordance with the Investment Law. The above-described benefits that accompany these investment programs and our Beneficiary Enterprise investment programs (for which accompanying benefits are described below) have had the effect, both historically and in 2014, 2015 and 2016, of reducing our (and before the Stratasys-Objet merger, Objet’s) effective consolidated tax rates considerably lower than the statutory Israeli corporate tax rate of 25% in 2016, and 26.5% in 2015 and 2014.

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive 25% or more of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to receive a Beneficiary Enterprise status with respect to the investment, and may be made over a period of no more than three years ending in the year in which the company chose to have the tax benefits apply to the Beneficiary Enterprise. The benefits period under the Beneficiary Enterprise status is limited to 12 years from the year the company chose to have its tax benefits apply. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

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

As of December 31, 2016, we had accumulated tax-exempt income of approximately $180 million that is attributable to our various Approved and Beneficiary Enterprise programs. If such tax exempt income were to be distributed, it would be taxed at the reduced corporate tax rate applicable to such income, which would have amounted to approximately $18 million of tax liability as of December 31, 2016.

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

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance and; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise was located in a certain development zone, in which case the rate was 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a certain development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.

Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017-2019, dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

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

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017.

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017, subject to the publication of regulations expected to be released before March 31, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation, to which we refer as NATI.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, and if distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

The Amendment to the Investment Law stipulates that regulations are to be promulgated by no later than March 31, 2017, so as to implement the “Nexus Principle” based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project. Only after the regulations concerning the nexus approach are promulgated we will be able to assess the effect of the new law on our financial results.

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise or Special Preferred Technology Enterprise, and the amount of Preferred Technology Income or other benefits that we may receive from the 2017 Amendment.

C. Organizational Structure.

Our corporate structure includes Stratasys Ltd., our Israeli parent company, and the following main active wholly-owned subsidiary entities: Stratasys, Inc., a Delaware corporation, which was formerly a publicly held company and which became our indirect, wholly-owned subsidiary as a result of the Stratasys-Objet merger; Baccio Corporation (formerly known as Cooperation Technology Corporation), to which we refer as MakerBot, a Delaware corporation which is the direct parent company of MakerBot Industries, LLC, which we acquired in August 2013; Stratasys Direct, Inc. (our service bureau business unit), a California corporation; Stratasys AP Limited, a Hong Kong limited company, which together with several other subsidiaries (including Stratasys Japan Co. Ltd., our Japanese subsidiary, and Stratasys Shanghai Ltd., our Chinese subsidiary), carries out most of our operations in the Asia Pacific region; and Stratasys GMBH, a German limited liability company, which together with other subsidiaries (including Stratasys Schweiz AG (Stratasys Switzerland Ltd.), our Swiss subsidiary) carries out our European operations. We also formed Stratasys Latin America Representacao De Equipamentos Ltd., a Brazilian subsidiary, which has commenced our Brazilian operations. Please see the list of subsidiaries appended to this annual report as Exhibit 8 for a complete list of our subsidiaries as of the date of this annual report.

D. Property, Plants and Equipment.

We have dual headquarters, in Eden Prairie, Minnesota and Rehovot, Israel. Our Eden Prairie, Minnesota headquarters (near Minneapolis) comprises executive offices and production facilities presently encompassing approximately 377,090 square feet, of which we own 295,544 square feet, in four buildings. These four buildings serve the following respective purposes: system assembly, inventory storage, operations and sales support; manufacturing for one of our Stratasys Direct Manufacturing paid parts service locations; research and development, filament manufacturing, and administrative, marketing and sales activities; and expansion of our production capacity for systems and consumables. Our Rehovot, Israel headquarters, which we moved into at the beginning of 2017, are newly constructed facilities with approximately 230,355 square feet, situated on a property that we purchased in 2015. It houses our Israeli administrative headquarters, our research and development facilities, and certain manufacturing activities. These facilities have replaced part of our previous facilities in Rehovot, Israel that we leased for approximately $2.4 million annually pursuant to a five-year lease agreement that expired at the end of 2016.

As of December 31, 2016, we leased office space (except with respect to our Eden Prairie headquarters facilities and our Rehovot, Israel and Kiryat Gat, Israel facilities, where we own the property) for various purposes, as set forth in the table below. Unless otherwise stated, all of our facilities are fully utilized. Our material tangible fixed assets include, among other things, the properties listed below.

Location:	Primary Usage:	Area (Sq. Feet)
North America:
Eden Prairie, Minnesota	U.S. headquarters	377,090
Valencia, California	Local headquarters and warehouses	71,286
San Diego, CA	Facilities	56,383
Brooklyn, New York	Local headquarters and warehouses	43,350

River Falls, Wisconsin	Office space	40,998
Belton, Texas	Local headquarters and warehouses	40,000
Merrimack, New Hampshire	Facilities, including manufacturing	35,643
Austin, Texas	Factory	33,178
Other facilities in North America:	Office space, stores and warehouses	117,850

Europe and the Middle East:
Rehovot, Israel	Israeli headquarters	290,366
Kiryat Gat, Israel	Factory and laboratories	285,070

Rheinmünster, Germany	EMEA headquarters	55,027
Swiss office	Office space	205
Other facilities in EMEA:	EMEA headquarters and office space	21,630

Asia Pacific:
Hong Kong	Office space	23,057
Other facilities in Asia Pacific:	Office space	54,198

Other countries:	Office space	10,942

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

We provide an integrated solutions offering for different vertical markets focusing on aerospace, automotive, healthcare, tooling & manufacturing, education and consumer electronics that includes compatible products and services that are designed to meet our customers’ needs in an efficient manner. Our solutions consisting of a broad range of systems, consumables and services for 3D printing and additive manufacturing and address our customers’ needs for 3D printing, including printing systems, consumables, software, paid parts, strategic consulting and professional services, and 3D content.

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of 15 fused deposition modeling, or FDM, cartridge-based materials, 25 Polyjet cartridge-based materials, five Smooth Curvature Printing, or SCP, inkjet-based materials, 158 non-color digital materials, and over 1,500 color variations, is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing, or SDM, printed parts services which offers AM capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes, as well as related professional services.

We conduct our business globally and provide products and services to our global customer base through our main operational facilities which are located in Israel, the United States, Germany and Hong Kong as well through our offices in China, Italy, Brazil, India, Japan and Korea. Our extensive global reach is well-positioned through a network of approximately 200 resellers and selling agents around the world and an online channel. We have approximately 2,500 employees and hold more than 1,200 granted or pending additive manufacturing patents globally.

Key measures of our performance

Revenues

Our consolidated revenues result primarily from sales of (i) our products, which include both our AM systems and related consumable materials, (ii) provision of related services and (iii) our direct manufacturing service. We effect revenues and deliver services principally through the following channels:

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

There is overlap among the channels as some independent sales agents for our higher-end products also serve as resellers of our other products.

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

Services revenues

Services revenues derive from (i) our direct manufacturing parts services that provide a variety of technologies and custom manufacturing solutions; (ii) maintenance and warranty; and (iii) other service contracts. In addition, in connection with direct sales, we generally charge separately for installation and training. Additional services revenues are generated from services contracts most often entered into directly with end-users subsequent to the expiration of the initial warranty period.

Costs of revenues

Our costs of revenues consist of costs of products and costs of services. Costs of products consist primarily of components and subassemblies purchased for the manufacture of our AM systems and raw materials, such as thermoplastic and photopolymer materials, for the manufacture of our consumables, as well as any royalties paid with respect to sales of certain of those consumables. Costs of products also include manufacturing and manufacturing-related labor costs, indirect production costs, depreciation and amortization expense related mainly to developed technology assets acquired as part of our business combinations.

Our costs of services revenues consist primarily of costs of our service personnel, material and other production costs of our direct manufacturing service business and installation costs which include engineers dedicated to on-site training and support and travel costs of these engineers. Both costs of products and costs of services include related facilities costs.

Our most significant components of cost of revenues are costs of materials used for our printers, wages and related benefits costs, which together accounted for approximately 86% of our total direct cost of sales. An additional significant item of our cost of revenues is the amortization expense that we primarily incur in connection with developed technology assets acquired as part of our business combinations. These amortization expenses varies based on the timing and type of acquisitions, and were $43 million, $51 million and $56 million for the years ended December 31, 2016, 2015 and 2014, respectively.

For the year ended December 31, 2016, a hypothetical 10% rise in commodity prices for raw materials would have caused an approximate $20 million increase in cost of revenues in our Consolidated Statement of Income and Comprehensive Income. As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $7 million increase in cost of revenues in our Consolidated Statement of Income and Comprehensive Income. During 2016, we did not notice particular trends that changed, or were expected to change in the near future, the absolute or relative significance of the components of our costs of revenues in a material manner. We also believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years.

Currently, we do not foresee a significant change in either the raw materials used for production or wage inflation that would materially impact our business. For further information, please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk” in this annual report.

Gross profit

The gross profit and gross margin for our products are influenced by a number of factors. The most important of these is the mix of our products sold. Specifically, the gross margins on our high-end Production series and Design series of AM systems, as well as on our consumables, are typically higher than the gross margins on our entry-level products and MakerBot desktop printers. Accordingly, an increase in the percentage of sales of our entry-level products could cause our profit margins to decrease. Furthermore, we believe that as our worldwide installed base of AM systems increases, subsequent sales of our proprietary consumables will also increase. We also seek to reduce our costs of revenues by improving our ability to use less costly components and increasing manufacturing efficiencies in the production of our systems. In addition, we will also seek to achieve lower material costs and leverage our overall capabilities in our direct manufacturing service business.

Products gross margins are also impacted by the mix of revenues generated from sales to resellers based in different geographical areas as opposed to sales that are facilitated by independent sales agents or directly by us.

Service gross margins are influenced mainly by the volume of revenues generated from our direct manufacturing service business as well as the ratio of service engineers to our installed base in a given geographic area, as that ratio impacts travel costs and efficiency of our service engineers.

Operating expenses

Our operating expenses for 2016 consisted of (i) research and development expenses, (ii) selling, general and administrative expenses and (iii) changes in fair value of obligations in connection with acquisitions.

Research and development expenses

Our research and development activities consist of projects aimed at developing new printing systems and materials and projects aimed at enhancing the capabilities of our existing product lines, as well as significant technology platform and applications, developments for our current technologies, including our integrated software. We also seek to develop disruptive technologies and other process improvement solutions in the additive manufacturing ecosystem. Our research and development expenses consist primarily of employee compensation and employee-related personnel expenses, materials, laboratory supplies, costs for related software and costs for facilities. Expenditures for research, development and engineering of products are expensed as incurred. Our research and development efforts are essential to our future growth and our ability to remain competitive in the AM market. We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for products development and innovation.

We are also entitled to reimbursements from certain government funding plans. These reimbursements are recognized as a reduction of expenses as the related cost is incurred. We are not required to pay royalties on sales of products developed using our government funding.

Selling, general and administrative expenses

Our selling, general and administrative expenses include employee compensation and employee-related expenses for marketing, sales and other sales-operation employees, and for managerial and administrative personnel, including executive officers, accounting, legal, information technology and human resources. This category of expenses also covers commissions, advertising and promotions expenses, related facilities costs, professional service fees, respective depreciation, as well as amortization expenses related to acquired assets as part of our business combinations.

Commissions consist of sales-based commissions to independent sales agents and internal sales personnel. Commission rates vary, depending on the geographic location of the agent and on the achievement of certain performance targets. Our advertising and promotion expenses consist primarily of media advertising costs, trade and consumer marketing expenses and public relations expenses which aims to strengthen our leadership brand position in key vertical markets.

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

Change in fair value of obligations in connection with acquisitions

As part of the Solid Concepts transactions we recognized a deferred payments obligation. This obligation was recognized as part of the consideration transferred and it is re-measured at fair-value in each reporting period. The fair value of this obligation was measured using specific valuation models, which were based on unobservable inputs and thus represents a Level 3 measurement within the fair value hierarchy. The deferred payments for the Solid Concepts transaction are recognized as liabilities at fair value in our consolidated balance sheets and are classified under short-term and long-term obligations in connection with acquisitions. The fair value is determined based on the closing market price of our ordinary shares at the applicable date, adjusted to reflect a discount for lack of marketability for the applicable periods. Refer to Note 2 and Note 3 to our audited financial statements included in Item 18 of this annual report for further information.

2016 Financial Highlights

Significant business activities and financial performance in 2016 included:

●	Revenues decreased by $23.5 million, or 3.4%, compared to 2015. The decrease primarily reflects a decrease in systems revenues which was partially offset by an increase in consumables revenues.
●

Operating loss decreased by $1.29 billion primarily due to goodwill and other intangible assets impairment charges of $1.22 billion that were recorded in 2015 compared to intangible assets impairment charges of $17.9 million in 2016. In addition, we also benefited from the effective implementation of our costs reduction initiatives.

●

Net loss attributable to Stratasys amounted to $77.2 million in 2016 or diluted loss per share of $1.48 compared to net loss attributable to Stratasys of $1.37 billion or diluted loss per share of $26.64 in 2015.

●

Cash flows provided by operating activities amounted to $62.0 million, which reflect an increase of $83.9 million of cash flows generated in operating activities compared to $21.9 million of cash used in operating activities in 2015.

●

Borrowed $26 million and secured a credit line for an additional $24 million, which are both secured by a first priority lien on all of our company’s rights in the property of our new office facility in Israel.

Results of Operations

We are providing within this section a supplemental discussion that compares historical statement of operations data in accordance with accounting principles generally accepted in the United State of America, or GAAP, for the years ended December 31, 2016, 2015 and 2014. Refer to note 2 to our consolidated financial statements included in Item 18 of this annual report for certain pro forma information for the Solid Concepts transaction for the year ended December 31, 2014.

The following table sets forth, certain financial data derived from our consolidated statements of income presented as percentages of our net sales for the periods indicated:

	Year ended December 31,
	2016	2015	2014
Net sales	100.0%	100.0%	100.0%
Cost of sales	52.8%	85.3%	51.7%
Gross profit	47.2%	14.7%	48.3%
Research and development, net	14.5%	17.6%	11.0%
Selling, general and administrative	45.7%	62.4%	46.9%
Goodwill impairment	0.0%	135.4%	13.7%
Change in fair value of obligations in connection
with acquisitions	-0.1%	-3.4%	-3.5%
Operating loss	-12.9%	-197.3%	-19.8%
Financial income (expense), net	0.1%	-1.5%	-0.9%
Loss before income taxes	-12.8%	-198.8%	-20.6%
Income taxes benefit	-1.4%	-1.5%	-4.7%
Share in losses of associated company	-0.1%	0.0%	0.0%
Net loss	-11.5%	-197.3%	-15.9%
Net loss attributable to non-controlling interests	-0.1%	-0.1%	0.0%
Net loss attributable to Stratasys Ltd.	-11.5%	-197.2%	-15.9%

Discussion of Results of Operations

Revenues

Our products and services revenues for the last three years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
				% Change	% Change
	2016	2015	2014	2016-2015	2015-2014
	U.S. $ in thousands
Products	$479,031	$503,946	$612,138	-4.9%	-17.7%
Services	193,427	192,049	137,991	0.7%	39.2%
	$672,458	$695,995	$750,129	-3.4%	-7.2%

Our total consolidated revenues in 2016 were $672.5 million, a decrease of $23.5 million, or 3.4%, compared to 2015. The decrease primarily reflects a decrease in products revenues, partially offset by a slight increase in services revenues, as further discussed below.

Product Revenues

2016 Compared to 2015

Revenues derived from products (including AM systems, consumable materials and other products) decreased by $24.9 million in 2016, or 4.9%, as compared to 2015. The decrease in products revenues primarily reflects a decrease in unit volumes. Products revenues were partially offset by an increase in our sales of consumables offerings which increased by 9.8% compared to 2015.

The decrease in systems revenue reflects lower revenues across our high-end and lower-end systems, partially offset by revenues generated from our new J-750 full-color, multi-material 3D printer, which was launched during the second quarter of 2016.

Consumables revenues increased in 2016 by 9.8% compared to 2015. The increase in consumables revenues, was primarily due to the favorable effect of our growing installed base of systems and high performance consumable materials offerings for use in new applications.

2015 Compared to 2014

Revenues derived from products decreased by $108.2 million, or 17.7%, in 2015 compared to 2014. The decrease in products revenues was primarily driven by a decrease in systems and other products revenues and a negative impact from foreign currency exchange fluctuations, which were partially offset by an increase in our sales of consumables offerings which increased by 5.1% as compared to 2014.

Services Revenues

2016 Compared to 2015

Services revenues (including SDM, maintenance and other services) increased by $1.4 million, or 0.7%, in 2016 compared to 2015. The increase in services revenues was primarily attributable to the increase in revenues from maintenance contracts and service parts, reflecting our growing installed base of systems and our effective support solutions suiting for the end-users’ needs, and was partially offset by the decrease in SDM revenues by 6.8% compared to 2015.

2015 Compared to 2014

Services revenues increased by $54.1 million, or 39.2%, in 2015 compared to 2014. The increase in services revenues was primarily attributable to the increase in our SDM revenues, which increased by $40.0 million, or 73.7%, compared to 2014 primarily due to the inclusion for the full year of Solid Concepts and Harvest revenues after their respective transaction dates. Services revenues also increased organically due to maintenance contracts and service parts, reflecting our growing installed base of systems.

Revenues by Region

Revenues and the percentage of net sales by region for the last three years, as well as the percentage change, were as follows:

	Year Ended December 31,
	2016		2015		2014		2016-2015	2015-2014
	U.S. $ in	% of net	U.S. $ in	% of net	U.S. $ in	% of net
	thousands	sales	thousands	sales	thousands	sales	Change in %	Change in %
North America	$399,870	59.5%	$413,017	59.3%	$405,880	54.1%	-3.2%	1.8%
EMEA	137,924	20.5%	148,169	21.3%	183,462	24.4%	-6.9%	-19.2%
Asia Pacific	122,998	18.3%	122,257	17.6%	150,475	20.1%	0.6%	-18.8%
Other	11,666	1.7%	12,552	1.8%	10,312	1.4%	-7.1%	21.7%
	$672,458	100.0%	$695,995	100.0%	$750,129	100.0%	-3.4%	-7.2%

2016 Compared to 2015

Revenues in the North America region decreased by $13.1 million, or 3.2% to $399.9 million in 2016 compared to $413.0 million in 2015. The decrease was driven primarily by lower revenues of our systems as well as services revenues due to lower SDM revenues, partially offset by higher consumables revenues.

Revenues in the EMEA region decreased by $10.2 million, or 6.9%, to $137.9 million in 2016 compared to $148.2 million in 2015. The decrease was primarily due to lower systems revenues. In local currencies terms, net sales of the EMEA region in 2016 decreased by 5.1% as compared to 2015. Revenues in the EMEA region were negatively impacted by approximately $2.7 million, on a constant currency basis when using prior period’s exchange rates.

Revenues in the Asia Pacific region increased by $0.7 million, or 0.6%, to $123.0 million in 2016 compared to $122.3 million in 2015. The slight increase was driven by an increase in consumables revenues and was partially offset by lower systems revenues.

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

Net sales in the EMEA region decreased by $35.3 million, or 19.2%, to $148.2 million in 2015 as compared to $183.5 million in 2014. This decrease was primarily due to lower sales of our systems. In local currencies terms, net sales of the EMEA region in 2015 decreased by 6.3% as compared to 2014.

Net sales in the Asia Pacific region decreased by $28.2 million, or 18.8%, to $122.3 million in 2015 as compared to $150.5 million in 2014. This decrease was due primarily to lower sales of our systems, partially offset by an increase of our consumables offerings net sales.

Gross Profit

Gross profit for our products and services for the last three years, as well as the percentage change from year to year, was as follows:

	Year Ended December 31,
	2016	2015	2014	2016-2015	2015-2014
	U.S. $ in thousands			Change in %	Change in %
Gross profit attributable to:
Products	$244,378	$37,725	$309,300	547.8%	-87.8%
Services	72,928	64,447	53,094	13.2%	21.4%
	$317,306	$102,172	$362,394	210.6%	-71.8%

Gross profit as a percentage of net sales for our products and services for the last three years, as well as the percentage change from year to year, was as follows:

	Year Ended December 31,
	2016	2015	2014	2016-2015	2015-2014
				Change in %	Change in %
Gross profit as a percentage of revenues from:
Products	51.0%	7.5%	50.5%	584.2%	-85.2%
Services	37.7%	33.6%	38.5%	12.2%	-12.8%
Total gross profit	47.2%	14.7%	48.3%	221.4%	-69.6%

2016 Compared to 2015

Gross profit attributable to products sales increased by $206.7 million, or 547.8%, to $244.4 million in 2016 compared to $37.7 million in 2015. Gross profit attributable to products sales as a percentage of revenues increased to 51.0% in 2016 compared to 7.5% in 2015. The increase in gross profit attributable to products sales was primarily due to impairment charges of $191.4 million related to certain of our developed technology intangible assets that were recorded in 2015 compared to $1.8 million in 2016, as well as favorable changes in product mix, partially offset by lower systems revenues.

Gross profit attributable to services revenues increased by $8.5 million, or 13.2%, to $72.9 million in 2016 compared to $64.4 million in 2015. Gross profit from services as a percentage of services revenues in 2016 increased to 37.7% compared to 33.6% in 2015. The increase in gross profit from services primarily reflects increased volume of our maintenance and warranty contracts as well as improved margins attributable to our cost reduction initiatives.

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

Operating Expenses

The amount of each type of operating expense for the last three years, as well as the percentage change between such annual periods, and total operating expenses as a percentage of our total sales in each such annual period, was as follows:

	Year Ended December 31,
	2016	2015	2014	2016-2015	2015-2014
	U.S. $ in thousands			Change in %	Change in %
Research and development, net	$97,778	$122,360	$82,270	-20.1%	48.7%
Selling, general & administrative	307,113	434,619	351,993	-29.3%	23.5%
Goodwill impairment	-	942,408	102,470	-100.0%	819.7%
Change in fair value of obligations in connection with acquisitions	(872)	(23,671)	(26,150)	-96.3%	-9.5%
	$404,019	$1,475,716	$510,583	-72.6%	189.0%

2016 Compared to 2015

Research and development expenses, net decreased by $24.6 million, or 20.1%, in 2016 compared to 2015. Research and development expense, net as a percentage of revenues decreased to 14.5% in 2016 compared to 17.6% in 2015.

The decrease was primarily due to impairment charges of $18.2 million related to certain of our in-process research and development projects that were recorded in 2015 as well as our costs-savings initiatives. The decrease was partially offset by increase in our GrabCad operations reflecting our increased efforts to develop our software solutions.

Based on our analysis of our key vertical markets, we maintain our intention to continue to invest in research and development in order to accelerate innovation and bring a broad range of hardware, materials and software solutions to create a leading 3D printing ecosystem. In addition, we will continue with our portfolio prioritization and realignment of our projects that further focus our resources.

Selling, general and administrative expenses in 2016 decreased by $127.5 million, or 29.3%, to $307.1 million, compared to $434.6 million in 2015. Selling, general and administrative expenses in 2016 as a percentage of revenues were 45.7% as compared to 62.4% in 2015.

The decrease in our selling, general and administrative expenses was primarily due to intangible assets impairment charges recorded in 2015 of $68.9 million compared to $15.1 that were recorded in 2016, as well as non-recurring post-merger integration expenses related to SDM formation, certain reorganization related charges, as well as marketing and branding expenses that were recorded during 2015. In addition, the decrease in our selling, general and administrative expenses was also driven by the effective implementation of our costs reduction initiatives which reduced certain of our variable and fixed expenses. For further information regarding our impairment charges of certain of our intangible assets, refer to note 8 to our consolidated financial statements included in Item 18 of this annual report.

During the year ended December 31, 2016, we recorded a gain of $0.9 million, compared to a gain of $23.7 million for the year ended December 31, 2015, due to the revaluation of obligations in connection with acquisitions. The gain recorded in 2016 reflects the revaluation of the deferred payments liability in connection with the Solid Concepts transaction which was mainly attributable to changes in our share price. For further information, see note 2 to our consolidated financial statements included in Item 18 of this annual report.

2015 Compared to 2014

Research and development expenses, net increased by $40.1 million, or 48.7%, in 2015, compared to 2014. Research and development expense, net as a percentage of sales increased to 17.6% in 2015, compared to 11.0% in 2014. The increase was primarily due to the inclusion of a full year of GrabCad operations, following the acquisition of GrabCad in September, 2014, which added $8.1 million and an increase in headcount to support new research and development initiatives, as well as impairment charges of $18.2 million related to certain of our in-process research and development projects in 2015, compared to $3.0 million in 2014.

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

During the year ended December 31, 2014, we recorded goodwill impairment charges of $102.5 million related to our MakerBot reporting unit.

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

Operating Loss

Operating loss and operating loss as a percentage of our total net sales for the last three years, as well as the percentage change in operating income between those years, were as follows:

	Year Ended December 31,
	2016	2015	2014	2016-2015	2015-2014
	U.S. $ in thousands			Change in %	Change in %
Operating loss	$(86,713)	$(1,373,544)	$(148,189)	-94%	827%
Percentage of sales	-12.9%	-197.3%	-19.8%

2016 Compared to 2015

Operating loss for the year ended December 31, 2016 was $86.7 million as compared to an operating loss of $1.37 billion for the year ended December 31, 2015. The decrease in operating loss was primarily attributable to the non-recurring, non-cash goodwill and intangible assets impairment charges of $1.22 billion recorded in 2015 as well as other factors as discussed above.

2015 Compared to 2014

Operating loss for the year ended December 31, 2015 was $1.37 billion as compared to an operating loss of $148.2 million for the year ended December 31, 2014. The increase in operating loss was primarily attributable to goodwill and other intangible assets impairment charges of $1.22 billion.

Financial income (expense), net

2016 Compared to 2015

Financial income, net, which were primarily comprised of foreign currencies effects and interest income, net, amounted to $0.4 million for the year ended December 31, 2016, compared to a financial expense, net of $10.3 million for the year ended December 31, 2015.

The change in financial income (expense), net was primarily due to immaterial interest expenses incurred in 2016 compared to interest expenses related to the outstanding debt balance borrowed under our credit facility in 2015 and additional costs related to the termination of our revolving credit facility during September 2015 in an amount of $2.7 million.

In addition, our financial income (expense), net increased due to lower foreign currency translation losses resulted from changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the Euro). These losses were offset by our derivatives and hedging activity in 2016.

In 2017, we expect to incur additional interest expense following our borrowing in connection with our new facility in Israel. For further information, see note 2 to our consolidated financial statements included in Item 18 of this annual report.

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

Income Taxes

Income taxes and income taxes as a percentage of net income before taxes for the last three years, as well as the percentage change in income taxes between those years, were as follows:

	Year Ended December 31,
	2016	2015	2014	2016-2015	2015-2014
	U.S. $ in thousands			Change in %	Change in %
Income taxes	$(9,446)	$(10,320)	$(35,248)	-8.5%	-70.7%
As a percent of
loss before income taxes	10.9%	0.7%	22.8%	1366.7%	-96.7%

2016 Compared to 2015

Our effective tax rate for the year ended December 31, 2016 was 10.9% as compared to 0.7% tax rate for the year ended December 31, 2015. Our effective tax rate is impacted significantly from the changes in the mix of taxable income and loss between Israel and the U.S. with no tax benefit being recorded for our U.S. subsidiaries tax losses. We will continue to monitor whether the realization of our remaining deferred tax assets is more likely than not.

During 2016, we recorded an income tax benefit of $6.8 attributable to one of our foreign subsidiaries which received a favorable tax ruling from the tax authorities. In addition, during 2016, we adjusted our estimate of long-term tax rates in Israel. As a result, we recorded $5.2 million of income taxes benefit against deferred tax liabilities associated with the amortization of the respective intangible assets.

For a full reconciliation of our effective tax rate to the Israeli statutory rate of 25% and for further explanation of our provision for income taxes, refer to note 9 to our consolidated financial statements included in Item 18 of this annual report.

2015 Compared to 2014

Our effective tax rate for the year ended December 31, 2015 was 0.7% as compared to 22.8% tax rate for the year ended December 31, 2014. Our effective tax rate has varied significantly due to changes in the mix of taxable income and loss between Israel and the U.S., driven by no tax benefit being recorded for our U.S. subsidiaries tax losses for the year ended December 31, 2015.

Our effective tax rate for the year ended December 31, 2015, was impacted by goodwill impairment of $942.4 million, as described in note 7 to our consolidated financial statements included in Item 18 of this annual report, which is non-tax deductible, and therefore had a significant impact on the effective tax rate for that period. In addition, the impairment of certain intangible assets, as described in note 8 to our consolidated financial statements as well as tax deductible goodwill, resulted in a reversal of related deferred tax liabilities amounting to $116.5 million for the year ended December 31, 2015. We also recorded a valuation allowance of $152.1 million against deferred tax assets in respect of deferred tax assets as it is more likely than not that those deferred tax assets will not be realized in the near-term.

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

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss and net loss as a percentage of our total revenues for the last three years, as well as the percentage change in net income between those years, were as follows:

	Year Ended December 31,
	2016	2015	2014	2016-2015	2015-2014
	U.S. $ in thousands			Change in %	Change in %
Net loss attributable to Stratasys Ltd.	$(77,219)	$(1,372,835)	$(119,420)	-94.4%	1049.6%
Percentage of Sales	-11.5%	-197.2%	-15.9%
Diluted net income (loss) per share	$(1.48)	$(26.64)	$(2.39)	-94.4%	1016.0%

2016 Compared to 2015

Net loss attributable to Stratasys Ltd. for the year ended December 31, 2016 was $77.2 million as compared to $1.37 billion for the year ended December 31, 2015. The decrease in net loss attributable to Stratasys Ltd was primarily attributable to the non-cash goodwill and intangible assets impairment charges of $1.22 billion recorded in 2015 as well as other factors as discussed above.

Diluted loss per share for the years ended December 31, 2016 and 2015 was $1.48 and $26.64, respectively. The weighted average fully diluted share count for the year ended December 31, 2016 was 52.6 million, compared to 51.6 million for the year ended December 31, 2015.

2015 Compared to 2014

Net loss attributable to Stratasys Ltd. for the year ended December 31, 2015 was $1.37 billion as compared to $119.4 million for the year ended December 31, 2014. This increase of the net loss attributable to Stratasys Ltd was due to the factors that were previously discussed, primarily the increase in goodwill and other intangible assets impairment charges and the decrease in net sales.

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

Goodwill Assessment as of December 31, 2016

During the fourth quarter of 2016, we performed a quantitative assessment for goodwill impairment for our Stratasys-Objet reporting unit.

Following our quantitative assessment, we concluded that the fair value of Stratasys-Objet reporting unit exceeds its carrying amount by approximately 5%, with a carrying amount of goodwill assigned to this reporting unit in the amount of $386 million. When evaluating the fair value of Stratasys-Objet reporting unit we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs into our valuation method.

Key assumptions used to determine the estimated fair value include: (a) expected cash flow for 5 years following the assessment date which (including expected revenue growth, costs to produce, operating profit margins and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.1% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 14.0% based on management’s best estimate of the after-tax weighted average cost of capital. If any of these were to vary materially from our plans, we could face impairment of goodwill allocated to this reporting unit in the future.

A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the fair value of the Stratasys-Objet reporting unit by approximately $46 million and $83 million, respectively, and could trigger a potential impairment of its goodwill.

Based on our assessment as of December 31, 2016, no goodwill was determined to be impaired.

Determining the fair value of our Stratasys-Objet reporting unit requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. We will continue to monitor the fair value of Stratasys-Objet reporting unit and intangible assets to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, further significant decline in our share price, changes in management’s business strategy or downward changes of our cash flows projections, warrant further interim impairment testing. For further information, refer to note 7 to our consolidated financial statements included in Item 18 of this annual report.

Non-GAAP Financial Measures

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude non-recurring changes of non-cash valuation allowance on deferred tax assets, as well as non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Reconciliation of GAAP and Non-GAAP Results of Operations

		Year ended December 31, 2016
			Non-GAAP
		GAAP	Adjustments	Non-GAAP
		(U.S. dollars and shares in thousands,
		except per share amounts)
	Gross profit (1)	$317,306	$50,334	$367,640
	Operating income (loss) (1,2)	(86,713)	115,729	29,016
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(77,219)	91,989	14,770
	Net income (loss) per diluted share attributable
	to Stratasys Ltd. (4)	$(1.48)	$1.76	$0.28

(1)	Acquired intangible assets amortization expense		41,712
	Impairment charges of other intangible assets		1,779
	Non-cash stock-based compensation expense		2,780
	Reorganization and other related costs		3,846
	Merger and acquisition related expense		217
			50,334

(2)	Acquired intangible assets amortization expense		14,901
	Non-cash stock-based compensation expense		17,993
	Impairment charges of intangible assets and other long-lived assets		21,774
	Change in fair value of obligations in connection with acquisitions		(872)
	Reorganization and other related costs		3,671
	Merger and acquisition related expense		7,928
			65,395
			115,729

(3)	Corresponding tax effect and other tax adjustments		(24,233)
	Intangible assets amortization expense of associated company		493
			$91,989

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	52,582		53,201

		Year ended December 31, 2015
			Non-GAAP
		GAAP	Adjustments	Non-GAAP
		(U.S. dollars and shares in thousands,
		except per share amounts)
	Gross profit (1)	$102,172	$259,545	$361,717
	Operating income (loss) (1,2)	(1,373,544)	1,357,577	(15,967)
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(1,372,835)	1,382,789	9,954
	Net income (loss) per diluted share attributable
	to Stratasys Ltd. (4)	$(26.64)	$26.83	$0.19

(1)	Acquired intangible assets amortization expense		50,353
	Impairment charges of other intangible assets		191,534
	Non-cash stock-based compensation expense		5,381
	Reorganization and other related costs		10,949
	Merger and acquisition related expense		1,328
			259,545

(2)	Goodwill impairment		942,408
	Acquired intangible assets amortization expense		22,436
	Non-cash stock-based compensation expense		24,629
	Impairment charges of intangible assets and other long-lived assets		86,937
	Change in fair value of obligations in connection with acquisitions		(23,671)
	Reorganization and other related costs		16,955
	Merger and acquisition related expense		28,338
			1,098,032
			1,357,577

(3)	Credit facility termination related costs		2,705
	Corresponding tax effect and other tax adjustments		22,507
			$1,382,789

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	51,592		52,824

		Year ended December 31, 2014
			Non-GAAP
		GAAP	Adjustments	Non-GAAP
		(U.S. dollars and shares in thousands,
		except per share amounts)
	Gross profit (1)	$362,394	$76,877	$439,271
	Operating income (loss) (1,2)	(148,189)	256,452	108,263
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(119,420)	223,049	103,629

	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(2.39)	$4.39	$2.00

(1)	Acquired intangible assets amortization expense		56,470
	Impairment charges of other intangible assets		11,636
	Non-cash stock-based compensation expense		4,493
	Merger and acquisition related expense		4,278
			76,877

	Goodwill impairment		102,470
(2)	Acquired intangible assets amortization expense		24,952
	Non-cash stock-based compensation expense		25,714
	Impairment charges of other intangible assets		3,000
	Change in fair value of obligations in connection with acquisitions		(26,150)
	Merger and acquisition related expense		49,589
			179,575
			256,452

(3)	Corresponding tax effect		(33,403)
			$223,049

(4)	Weighted average number of ordinary
	shares outstanding-Diluted	50,019		51,805

Forward-looking Statements and Factors That May Affect Future Results of Operation

See “Cautionary Note Regarding Forward-looking Statements” at the beginning of this annual report (following the table of contents).

Variability of Operating Results

Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the number and mix of products sold and the average selling price of the products, and are also affected by the seasonality of our business. In addition, due to competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

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

In 2016, we derived a significant portion of our income from facilities granted Approved or Beneficiary Enterprise status, offset by losses of our U.S. subsidiaries with no tax benefit being recorded for those losses, as the near-term realization of these assets is uncertain. Therefore, our effective tax rate differ significantly from the historic rate of Stratasys, Inc. See “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments” in Item 4.B above. Income tax expense in our historical financial statements prior to 2013 related primarily to the income taxes of non-Israeli subsidiaries, as income from Objet Ltd. was included only for the month of December, 2012, subsequent to the Stratasys-Objet merger.

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

B. Liquidity and Capital Resources

A summary of our statement of cash flows for the three years ended December 31, 2016 is as follows:

	Year ended December 31,
	2016	2015	2014
	U.S. $ in thousands

Net loss	$(77,621)	$(1,373,511)	$(119,470)
Goodwill and other long-lived assets impairment charges	24,924	1,231,385	117,106
Depreciation and amortization	92,877	108,395	109,429
Deferred income taxes	(10,378)	(19,129)	(53,887)
Stock-based compensation	20,773	30,010	30,207
Change in fair value of obligations in connection with
acquisitions	(872)	(23,671)	(26,150)
Foreign currency transactions loss and other non-cash items	3,367	8,629	10,602
Change in working capital and other items	8,903	15,982	(54,021)
Net cash provided by (used in) operating and other activities	61,973	(21,910)	13,816
Net cash used in investing activities	(63,989)	(93,102)	(27,439)
Net cash provided by (used in) financing activities	25,799	(67,004)	44,941
Effect of exchange rate changes on cash and cash equivalents	(1,047)	(2,533)	(3,265)
Net change in cash and cash equivalents	22,736	(184,549)	28,053
Cash and cash equivalents, beginning of year	257,592	442,141	414,088
Cash and cash equivalents, end of year	$280,328	$257,592	$442,141

Our cash and cash equivalents balance increased to $280.3 million at December 31, 2016 compared to $257.6 million at December 31, 2015. The increase in cash and cash equivalents in 2016 was due to cash flows provided by operating activities and financing activities of $62.0 million and $25.8 million, respectively, partially offset cash flows used in investing activities in an amount of $64.0 million.

Our cash and cash equivalents balance decreased to $257.6 million at December 31, 2015 compared to $442.1 million at December 31, 2014.

Cash flow from operating activities

Year ended December 31, 2016

We generated $62.0 million of cash from our operating activities during 2016. The net loss of $77.6 million was primarily adjusted due to depreciation, amortization and non-cash impairment charges of long-lived assets of $117.8 million and stock-based compensation of $20.8 million, partially offset by changes in the deferred income taxes of $10.4 million. Changes in working capital and other items of $8.9 million increased our cash flow provided by operating activities. We continue to seek operating efficiencies also through an active working capital management. During 2016 our effective working capital management activities resulted in improvements in our cash collections, driven by a decrease in accounts receivable and net investment in sales-type leases and an increase of our deferred revenues liabilities.

Year ended December 31, 2015

We used $21.9 million of cash for our operating activities during 2015. The net loss of $1.37 billion was primarily adjusted due to non-cash impairment charges of goodwill and other long-lived assets of $1.23 billion and depreciation and amortization of $108.4 million, partially offset mainly by the changes in deferred income taxes of $19.1 million. Changes in working capital items that favorably affected our cash flow used in operating activities were primarily attributable to increased collection efforts that resulted in a decrease in accounts receivable of $25.1 million and an increase of $10.1 million of our deferred revenue liabilities. The changes in our inventories balance negatively affected our working capital in an amount of $12.4 million.

Year ended December 31, 2014

We generated $13.8 million of cash from operating activities during 2014. The net loss of $119.5 million was primarily adjusted due to non-cash charges for goodwill and other intangible assets impairment of $117.1 million, depreciation and amortization of $109.4 million and stock-based compensation expense of $30.2 million, partially offset mainly by the changes in deferred income taxes of $53.9 million and in the funding of changes in our working capital items of $54.0 million.

Cash flow from investing activities

Year ended December 31, 2016

We used $64.0 million of cash in our investing activities during 2016. Cash was primarily used to purchase property and equipment in an amount of $45.1 million as well as for certain strategic investments in unconsolidated entities.

Our principal property and equipment purchases were for our new buildings complex under construction in Rehovot, Israel, for which we paid approximately $18.1 million during 2016. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain marketing activities. We entered the first building in January 2017. Other equipment purchases were primarily for the enhancements of our manufacturing capabilities of our facilities and other building improvements in the United States and Israel, as well as certain investments in our IT infrastructure.

Other cash used in our investing activities included $23.1 million of cash used for certain strategic investments in unconsolidated entities, partially offset by $6.7 million of cash provided by net changes in short-term bank and other restricted deposits.

We expect to incur significant capital expenditure in 2017 for our buildings complex in Israel.

Year ended December 31, 2015

We used $93.1 million of cash in our investing activities during 2015. Cash was primarily used to purchase property and equipment in an amount of $84.3 million as well as $9.9 million of cash used for acquisitions.

Our principal property and equipment purchases were for our new buildings complex under construction in Rehovot, Israel, which we paid approximately $39.1 million for during 2015. Other property and equipment purchases were primarily for the enhancement of our manufacturing capabilities of our facilities in the United States.

Year ended December 31, 2014

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

Cash flow from financing activities

Year ended December 31, 2016

Net cash provided by financing activities was $25.8 million during 2016. Cash provided by financing activities was mainly attributed to proceeds from bank loan of $26.0 million.

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

Capital resources and capital expenditures

Our total current assets amounted to $553.0 million as of December 31, 2016, of which $280.3 million consisted of cash and cash equivalents. Total current liabilities amounted to 164.6 million as of December 31, 2016. Most of our cash and cash equivalents are held in banks in Israel, Switzerland and the U.S.

Our credit risk of our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposures of our accounts receivable by credit limits, credit insurance for many of our customers, ongoing credit evaluation and account monitoring procedures.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and debt requirements for the next twelve months.

Long-Term Bank Loan and Credit Line

In December 2016, our company entered into a secured loan agreement with Bank Hapoalim Ltd. for a loan, referred to as the Bank Loan, in connection with our new office facility in Israel. Pursuant to the Bank Loan agreement, our company borrowed $26 million initially and secured a credit line which we refer to as the Credit Line, for an additional $24 million. Any loans draw upon the Credit Line will be under similar terms as the Bank Loan. The Bank Loan will mature in December 2023 and is payable in equal consecutive quarterly principal installments of principal and accrued interest. Any early repayment of the Bank Loan is subject to, within the initial 3 year term of the Bank Loan, a maximum 1% penalty of the amount prepaid. The repayment of the Bank Loan is secured by a first priority lien on all of our company’s rights in the property of our new office facility in Israel. The Bank Loan bears interest at the rate of LIBOR plus 3.35%. The Bank Loan agreement contains customary representations and warranties, affirmative covenants and negative covenants, which include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien. The Bank Loan also contains customary events of default that entitle the lender to cause any or all of our company's indebtedness to become immediately due and payable and to foreclose on the lien, and includes customary grace periods before certain events are deemed events of default. Borrowings under the Bank Loan agreement are available mainly for the financing of our new facility in Israel. As of December 31, 2016, we had not utilized the Credit Line.

We believe that we were in compliance with all covenants under the Bank Loan and Credit Line as of December 31, 2016.

As part of our business strategy, we plan to consider and, as appropriate, make acquisitions of other businesses, strategic alliances, property, plant and equipment as well as new technologies and products. Our cash reserves and other liquid assets may be inadequate to consummate such acquisitions and it may be necessary for us to issue shares or raise substantial additional funds in the future to complete future transactions.

Contractual obligations

For information concerning our material commitments as of December 31, 2016, see Item 5.F below (“Tabular Disclosure of Contractual Obligations”).

Critical Accounting Policies and Estimates

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Note 1 to our consolidated financial statements included in Item 18 of this annual report contains the significant accounting policies and methods that we used to prepare our consolidated financial statements.

The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include:

●	Revenue Recognition
●	Income Taxes
●	Contingencies
●	Inventories
●	Long Lived Assets
●	Goodwill

We base our estimates on historical experience and on various other assumptions which we believes to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results could differ materially from the estimates we use in applying these policies.

Revenue Recognition

We derive revenue from sales of AM systems, consumables, and services. Our AM systems include software and hardware that function together to provide the essential functionality of the tangible system. We recognizes revenue when (1) persuasive evidence of a final agreement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable, and (4) collectability is reasonably assured.

Revenues from sales to resellers are generally recognized on sell-in basis, upon shipment and when title and risk of loss have been transferred to the resellers. When products and services are sold to a reseller, the reseller is responsible for the installation of the system and for other support services and therefore considered the primary obligor in the arrangement with the end-customers. Products and services sold directly by us or marketed by independent sales agents are recognized based on the gross amount charged to the end-customer as we are considered the primary obligor in the arrangement, retains general inventory risk, establishes the price for its products and assumes the credit risk for amounts billed to its end-customers.

Revenue from sales-type leases may include systems, other products and maintenance contracts. We recognizes revenue from sales-type leases based on the net present value of future minimum lease payments. Product revenue from sales-type leases is generally recognized at the time of shipment. The portion of lease agreements related to maintenance contracts is deferred and recognized ratably over the coverage period. Revenue from operating leases is recognized ratably over the lease period.

For multiple-element arrangements we allocate revenue to all deliverables based on their relative selling prices and recognizes revenue when each element’s revenue recognition criteria are met. In such circumstances, we use the following hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value, or VSOE, (ii) third-party evidence of selling price, or TPE, and (iii) best estimate of selling price, or BESP.

VSOE exists only when we sell the deliverable separately and is established based on the price charged in such stand-alone transactions. BESP reflects our best estimates of the price at which we would have sold the product regularly on a stand-alone basis.

Most service revenue is derived from our direct manufacturing printed parts services and sales of maintenance contracts. Our direct manufacturing service revenue is recognized upon shipment of the parts, based on the terms of the sales arrangement.

We provide customers with maintenance under a warranty agreement and defers a portion of the revenue from the related printer at the time of the sale based on the relative selling price of those services. After the initial warranty period, we offer customers optional maintenance contracts ranging generally from one to three years. Deferred maintenance revenue is recognized ratably, on a straight-line basis, over the period of the service. Deferred revenues are derived mainly from these prepaid maintenance agreements. We classify the portion of deferred revenue not expected to be earned in the subsequent 12 months as long-term.

We assess collectability as part of the revenue recognition process. This assessment includes a number of factors such as an evaluation of the creditworthiness of the customer, past due amounts, past payment history, and current economic conditions. If it is determined that collectability cannot be reasonably assured, we will defer recognition of revenue until collectability is assured.

Income Taxes

Our effective tax rate is impacted by the geographical mix of taxable income and loss. We record a tax provision for the anticipated tax consequences of our reported operating results. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws and tax rates in the jurisdictions in which we operate. We are subject to income taxes in Israel, the U.S. and other foreign jurisdictions. We have realized and expect to continue to realize significant tax savings based on the determination that some of our industrial projects that have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rates, which were 25% in 2016 and 26.5% in 2015 and 2014. We are also a Foreign Investors Company, or FIC, as defined by the Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Beneficiary Enterprises, depending on the level of foreign ownership. In addition, we are an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, are entitled to certain tax benefits.

Our entitlement to the above benefits is subject to our fulfilling the conditions stipulated by the Investment Law and regulations. Should we fail to meet such requirements in the future, income attributable to our Approved Enterprise and Beneficiary Enterprise programs could be subject to the statutory Israeli corporate tax rate and we could be required to refund a portion of the tax benefits already received with respect to such programs, as adjusted by the Israeli consumer price index and interest, or other monetary penalty.

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In evaluating the exposure associated with our various tax filing positions, we record reserves for uncertain tax positions in accordance with US GAAP, based on the technical support for the positions, our past audit experience with similar situations. Although we believe our tax positions comply with applicable tax laws and we intend to defend our positions, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax reserves and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related estimated interest and penalties.

Deferred taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the carrying amount and tax bases of assets and liabilities under the applicable tax laws, and on effective tax rates in effect when the deferred taxes are expected to be settled or realized. Deferred taxes for each jurisdiction are presented as a net asset or liability, net of any valuation allowances. Significant judgment required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we considered all available evidence, including past operating results, the most recent projections for taxable income, and prudent and feasible tax planning strategies. As a result of losses incurred by our US subsidiaries in past few years and since the near-term realization of these assets is uncertain, we provided a full valuation allowance for our deferred tax assets related to our U.S. subsidiaries that are not expected to be realized. We reassess our valuation allowance periodically and if future evidence allows for a partial or full release of the valuation allowance, a tax benefit will be recorded accordingly.

Contingencies

We are subject to various legal proceedings, lawsuits, government investigations and claims involving employment-related, patents, commercial, securities, and environmental matters that may arise from time to time in the ordinary course of business. The outcomes of the legal proceedings that are pending as of the date the financial statements are issued are subject to significant uncertainty. We record a liability when we believe that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. We review these matters at least quarterly and adjust these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case. As such accruals are based on management’s judgment as to the probability of losses, accruals may materially differ from actual verdicts, settlements or other agreements made with regards to such contingencies.

Inventories

Our inventories are stated at the lower of cost or net realizable value. Cost is determined mainly using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory costs consist of materials, direct labor and overhead. Net realizable value is determined based on estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. We assess periodically our inventories for obsolescence and excess balances, or when certain events or changes in circumstances occur that trigger such assessment. The net realizable value of our inventory based certain of factors including, but not limited to: forecasted selling prices and future demand for our products and services, historical sales patterns, technological changes, estimated service period, product end-of-life dates, alternative uses for the inventory, new products launches and other market conditions as applicable. If required, we reduce the carrying value of our inventories by an amount equal to the difference between its cost and the net realizable value. Once such inventory is written down, a new lower cost basis for that inventory is established. Our provisions for inventory write-downs for obsolescence and excess balances requires us to utilize significant judgment. Although we make every effort to ensure the accuracy of the net realizable value of our inventories, any significant unanticipated deteriorating factor could have a material impact on the carrying value of our inventories and reported operating results.

Long Lived Assets

Our long-lived assets, other than goodwill, comprised mainly of definite life identifiable intangible assets and property, plant and equipment. Most of our identifiable intangible assets were recognized as part business combinations we have executed in prior periods. Our identifiable intangible assets are primarily comprised of developed technology, trademarks and trade names, customer relationships and patents.

We review the carrying amounts of our long-lived assets for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators may include any significant changes in the manner of our use of the assets or the strategy of our overall business, certain reorganization initiatives, significant negative industry or economic trends and significant decline in our share price for a sustained period. In evaluating recoverability we compare the carrying amounts of the asset or assets groups with their respective estimated undiscounted future cash flows. If the asset or assets group are determined to be impaired, an impairment charge is recorded as the amount by which the carrying amount of the asset or assets group exceed their fair value. During the year ended December 31, 2016, 2015 and 2014 we recorded impairment of $24.9 million, $289.0 million and $14.6 million related to our long-lived assets.

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

Determining the fair value of our reporting units requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. Projected future cash flows are based on our most recent budgets, forecasts and strategic plans as well as certain growth rate assumptions. Potential changes in our costs and operating structure, the expected timing of utilization of synergies strategic opportunities, negative effect of exchange rate differences and overall weakness in the evolving 3D printing marketplace, could negatively impact our near-term cash-flow projections and could trigger a potential impairment of our goodwill. In addition, failure to execute our strategic plans for our reporting units could negatively impact the fair value of our reporting units, and increase the risk of an additional goodwill impairment in the future. We will continue to monitor the fair value our Stratasys-Objet reporting unit to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, further significant decline in our share price, changes in management’s business strategy or downward changes of our cash flows projections, warrant further interim impairment testing.

On March 3, 2016, the enforcement division of the U.S. Securities and Exchange Commission, or SEC, issued a subpoena to us requesting a number of documents as part of an investigation of the valuations and other calculations we used to assess the impairment of goodwill and/or intangible assets included in the balance sheet in our SEC filings. We have cooperated with the SEC and produced documents in the summer of 2016. If the SEC has any further information requests, we will continue to cooperate with that agency.

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

F. Tabular Disclosure of Contractual Obligations.

The following table summarizes our material known contractual obligations and commitments as of December 31, 2016 that we expect to require significant cash outlays in future periods:

	Payments Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	U.S. $ in thousands
Operating lease obligations	31,343	$8,960	$12,380	$7,117	$2,886
Purchase obligations	34,671	34,671	-	-	-
Long-term debt (including estimated interest)	30,164	4,806	9,107	8,454	7,797
	$96,178	$48,437	$21,487	$15,571	$10,683

The total amount of unrecognized tax benefits for uncertain tax positions was $18.0 million as of December 31, 2016. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

In addition, the Company has obligations in connection with acquisitions due to the Solid Concepts transaction. For further information refer to Note 2 to our consolidated financial statements included in Item 18 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

The following table lists the names and ages of our current directors, as well as the names, ages and positions of the current members of our senior management, as of the filing date of this annual report:

Name	Age	Position
Elchanan Jaglom	75	Chairman of the Board of Directors
S. Scott Crump	63	Chairman of the Executive Committee and Chief Innovation Officer
Ilan Levin	51	Chief Executive Officer and Director
Edward J. Fierko	75	Director
Victor Leventhal	72	Director
John J. McEleney	54	Director
Ziva Patir	66	Director
David Reis	56	Director
Haim Shani	59	Director
Lilach Payorski	43	Chief Financial Officer

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

Ilan Levin has served as our Chief Executive Officer since July 1, 2016 and as a director of our company since 2000. Mr. Levin was appointed as President and Vice Chairman of the Objet board in February 2011, in which position he remained until the Stratasys-Objet merger. He has been involved in venture capital and private equity investment activity since 1997, acting as a member of the board of directors and as an advisor for a wide variety of technology-related companies, as well as a director for Vision Sigma Ltd. (TLV: VISN:IT). From 2003 through 2009, he served as Chief Executive Officer of CellGuide Ltd. He holds a B.A.Sc. from the University of Toronto and an LL.B. from Tel Aviv University.

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

Victor Leventhal has served as a director of our company (until May 2016, as an external director) since the closing of the Stratasys-Objet merger on December 1, 2012. Mr. Leventhal has served as a consultant to SolidWorks Corporation, a 3D CAD software company, since 2006. From 2001 to 2006, he was a Group Executive for Dassault Systemes S.A. (NASDAQ: DASTY), the parent company of SolidWorks, where he served on the Global Management Committee. From 1995 to 2001, Mr. Leventhal was the Chief Operating Officer of SolidWorks, where he was responsible for growing the business from its inception. From 1990 to 1995, Mr. Leventhal was the Chief Executive Officer of CAD Solutions, LLC, a leading reseller of 2D and 3D CAD products, which he helped grow from a $5 million company to a $32 million company. From 1985 to 1990, he held numerous executive positions, including serving as the Executive Vice President of Computerland, the largest computer retailer at the time, where he was responsible for franchise development, major account sales, marketing, training, purchasing and vendor relations. Prior to that time, he held various administrative, operations, marketing and financial positions at IBM for 18 years. He has also served on the boards of directors of Solido, a 3D printing company, Graphisoft, an architectural software company, and 3D Express, a startup company in the rapid prototyping industry. Mr. Leventhal received a B.B.A. from the University of Texas.

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

David Reis has served as our director since June 2013. He also served as a director of Objet from 2003 until the closing of the Stratasys-Objet merger. Mr. Reis served as our (and, prior to the Stratasys-Objet merger, as Objet’s) Chief Executive Officer from March 2009 until June 30, 2016. Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver.

Haim Shani has served as a director of our company since May 2016. Mr. Shani serves as Co-Founder and General Partner of Israel Growth Partners, a technology-focused growth equity fund in Israel. In 2012, Mr. Shani retired from the Israeli Ministry of Finance, where he served as Director-General (from 2009 to 2011) and the Head of the Competitiveness Committee. Prior to that, he served as CEO of NICE Systems (NASDAQ:NICE), where he led the company’s significant growth in revenues and market capitalization. Mr. Shani came to NICE from Applied Materials (Israel) Ltd., where he served as VP of its Israeli business for a period of three years. From 1992 to 1998, Mr. Shani held various management positions at Orbotech Ltd., including Corporate Vice President of Marketing and Business Development, President of Orbotech’s Asia Pacific subsidiary and President of Orbotech Europe. Prior to that, Mr. Shani held various management positions at Scitex Corporation and IBM Israel. Mr. Shani currently serves as Chairman of the UK Israel Tech Hub, a board member at Strauss Water, R2Net, GreenRoad, and ColorChip and a member of the Advisory Committee, Supervisor of Banks, Bank of Israel. Mr. Shani holds a Bachelor’s degree in Industrial and Management Engineering from the Technion - Israel Institute of Technology, and an MBA from INSEAD, France.

Lilach Payorski has served as our Chief Financial Officer since January 1, 2017. She joined Stratasys Ltd. in January 2013 and thereafter served as our Vice President, Corporate Finance, until August 2015, and as our Senior Vice President, Corporate Finance, from August 2015 through December 31, 2016. Prior to joining our company, from December 2009 to December 2012, Ms. Payorski served as Head of Finance at PMC-Sierra, a company operating in the Semiconductors industry, which was subsequently acquired by Microsemi Corporation. Prior to that time, she served as Compliance Controller at Check Point Software Technologies Ltd. (NASDAQ: CHKP), an IT security company, from 2005 to 2009, and in a finance leadership role at Wind River Systems (NASDAQ: WIND), a software company, which was subsequently acquired by Intel Corporation, from 2003 to 2005. Earlier in her career, she served as a CPA with Ernst & Young LLP both in Israel and later in Palo Alto, CA. Ms. Payorski earned a Bachelor of Arts in Accounting and Economics from the Tel Aviv University.

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

B. Compensation.

The following table presents all compensation that we paid, or accrued, during the year ended December 31, 2016 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table does not include any amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during that period.

	Salaries, Fees, Bonuses	Pension,
	Commissions, and	Retirement
	Related Benefits Paid	and Other Similar
	or Accrued(1)	Benefits Accrued
All directors and members of senior management as a group, (2)	$4,597,214(3)	$ 243,038
____________________

(1)	Does not include the value attributable to stock option grants. For a discussion of stock option grants to our directors and members of senior management, see below.

(2)	Comprised of the current directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above, except for Lilach Payorski (our current Chief Financial Officer), who did not serve in that role during 2016, and includes, in addition, certain other individuals who served as directors or members of senior management of our company for part of or all 2016 but whose service or employment subsequently terminated.

(3)	This compensation amount for the year ended December 31, 2016 excludes an aggregate of $0.5 million of bonuses that were paid in 2016 in respect of services that had been performed during the previous year.

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

Director Compensation

The following table sets forth the directors’ fees, salary or other compensation (excluding value attributable to stock option grants and excluding reimbursement for reasonable expenses incurred in connection with services) that are payable to each of our current directors:

			Per Meeting Fee
	Annual		(In Person/
Name of Director	Fee/Salary(1)		Telephonic/ Written Consent)
Elchanan Jaglom	$420,000	(2)
S. Scott Crump	$286,889	(3)
Ilan Levin	$318,407	(4)
Edward J. Fierko	$50,000		$1,500/ $375/$325
Victor Leventhal	$50,000		$1,500/ $375/$325
John J. McEleney	$50,000		$1,500/ $375/$325
Ziva Patir	$50,000	(5)	$1,500/ $375/$325
David Reis(6)		$(7)	$1,500/ $375/$325
Haim Shani	$50,000		$1,500/ $375/$325

____________________

(1)	The amounts reflected in the “Annual Fee/Salary” column do not include per-meeting fees payable to those directors for whom the above table lists per meeting fees in the right-hand column of the table. The above table does not include an annual fee of US$2,500 for service on each committee of our board of directors on which any of the above directors serves (as described under Item 6.C below).

(2)	Constitutes salary payable in respect of the consulting and director services provided by an entity affiliated with Mr. Jaglom. Does not include Israeli value added tax, or VAT, that is due on the salary payable to Mr. Jaglom.

(3)	Constitutes the aggregate salary payable to Mr. Crump for all of the services that he provides to our company, including in respect of his roles as Chairman of the Executive Committee and Chief Innovation Officer of our company. Our shareholders have also approved a bonus target of $178,740 for Mr. Crump. Mr. Crump declined his full bonus for the 2015 year and did not receive a bonus in respect of the 2016 year.

(4)	These amounts exclude other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car that we provide to Mr. Levin.

(5)	Does not include VAT that is due on the fees payable to Ms. Patir.

(6)	Mr. Reis served as our President and Chief Executive Officer through June 30, 2016, after which time he serves only as an executive director of our company.

(7)	After he ceased to serve as our President and Chief Executive Officer commencing July 1, 2016, Mr. Reis received notice period payments under his employment agreement until the end of 2016. Mr. Reis’ compensation as an executive director of our company for 2017 has not been determined yet. If and when such compensation is approved by our compensation committee and board of directors, it will be subject to the approval of our shareholders in accordance with the requirements of Israeli law.

Director/Officer Equity Compensation

During the year ended December 31, 2016, we granted stock options to purchase an aggregate of 107,909 of our ordinary shares to members of our senior management and 50,000 options to our directors.

At our 2016 annual general meeting of shareholders, our shareholders approved the following equity package for each of our independent and non-executive directors, subject to the following terms:

Initial grant: Initial grant of options to purchase 10,000 ordinary shares of our company.

Exercise Price: Equal to the fair market value of the average of the closing prices of an ordinary share of our company on the trading days during the 30-day period following the date of the approval of a grant by our shareholders.

Vesting Schedule: The options shall vest equally on a monthly basis until the earlier of (i) the first anniversary of the grant date and subject to continuous service of the applicable independent director, or (ii) at the end of the term of the applicable independent director at the next annual general meeting of the shareholders of our company after the grant at which such director’s directorship may be extended or terminated (which we refer to as the Full Vesting Date), provided that all such options shall be fully vested at the Full Vesting Date.

Automatic Additional Grants: Automatic additional grants shall be approved at the commencement of the term of each independent director, such that an additional 10,000 options shall be granted to each such continuing director on the first and second anniversaries of the commencement of such director’s term, contingent on the continued service of such director. Such additional grants shall have an exercise price equal to the fair market value of the average of the closing prices of an ordinary share of our company on the trading days during the 30-day period following the first and second anniversaries, respectively, of the commencement of such director’s term, and shall vest in the same manner as specified under “Vesting Schedule” above.

For a description of the terms of our stock option and share incentive plans, see “Share Ownership - Stock Option and Share Incentive Plans” in Item 6.E below.

Office Holder Compensation

The table below outlines the compensation actually paid to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2016, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

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

Summary Compensation Table

Information Regarding the Covered Executive(1)

					Total
					Compensation,
					Excluding
Name and Principal	Base	Variable	Benefit and		Equity-Based	Equity-Based	Total
Position(2)	Salary	Compensation(3)	Perquisites(4)	Other	Compensation	Compensation(5)	Compensation
Erez Simha,
Former CFO
and COO	$450,000	$227,268	$34,942	$633,476	$1,345,686	$788,050	$2,133,736

Scott Crump, Chief
Innovation Officer	$262,854	$	$24,035	$—	$286,889	$1,102,345	$1,389,234

Dan Yalon,
Chief Product
Officer and EVP
Corporate Development	$265,188	$83,377	$74,708	$—	$423,273	$870,150	$1,293,423

Jon Stevenson,
SVP R&D	$215,000	$36,300	$24,115	$515,079	$790,494	$443,456	$1,233,950

Joe Allison,
CEO of SDM	$280,000	$47,678	$60,412	$644,416	$1,032,505	$32,347	$1,064,852
____________________

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.

(2)	All current executive officers listed in the table are full-time employees or consultants of our company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2016.

(3)	Amounts reported in this column refer to commission, incentive and bonus payments, which are payable with respect to 2016.

(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2016 with respect to equity-based compensation. Equity-based compensation is determined based on the awards' fair value on their grant date. Assumptions and key variables used in the calculation of such amounts are described in note 11 to our audited consolidated financial statements, which are included in Item 18 of this annual report.

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

Under our amended articles, our board of directors must consist of at least seven and not more than 11 directors, including, to the extent applicable, at least two external directors required to be elected under the Companies Law.

In May 2016, we elected to be governed by a newly-adopted exemption under the Companies Law regulations that exempts us from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our board of directors. Our eligibility for that exemption is conditioned upon: (i) the continued listing of our ordinary shares on the NASDAQ Stock Market (or one of a few select other non-Israeli stock exchanges); (ii) there not being a controlling shareholder (generally understood to be a 25% or greater shareholder) of our company under the Companies Law; and (iii) our compliance with the NASDAQ Listing Rules requirements as to the composition of (a) our board of directors—which requires that we maintain a majority of independent directors (as defined under the NASDAQ Listing Rules) on our board of directors and (b) the audit and compensation committees of our board of directors (which require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the NASDAQ Listing Rules). At the time that it determined to exempt our company from the external director requirement, our board affirmatively determined that we meet the conditions for exemption from the external director requirement, including that a majority of the members of our board, along with each of the members of the audit and compensation committees of the board, are independent under the NASDAQ Listing Rules.

As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors is elected annually, at our annual general meeting of shareholders. The vote required for the election of each director is a majority of the voting power represented at the meeting and voting on the election proposal. Following certain changes to our board of directors based on the election at our 2016 annual general meeting of shareholders that took place in May 2016, the current members of our board consist of the Chairman— Elchanan Jaglom, the Chairman of the Executive Committee—S. Scott Crump, Ilan Levin (our Chief Executive Officer), Edward J. Fierko, Victor Leventhal, John J. McEleney, Ziva Patir, David Reis and Haim Shani. For more information, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below.

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

External Directors

Under the Companies Law, the boards of directors of companies whose shares are publicly traded, including companies with shares traded in the United States, are generally required to include at least two members who qualify as external directors. Victor Leventhal and Haim Shani had served as our external directors for the brief period following their election as external directors at our May 2016 annual general meeting of shareholders until our board elected to be governed by the exemption from maintaining external directors on our board under the Companies Law (as described above).

Our election to exempt our company from compliance with the external director requirement can be reversed at any time by our board of directors, in which case we would need to hold a shareholder meeting to once again appoint external directors, whose election would be for a three-year term. The election of each external director would require a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

For further information concerning the Companies Law provisions related to external directors, please see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors—External Directors” in our annual report on Form 20-F for the year ended December 31, 2015, which we filed with the SEC on March 21, 2016.

Board Committees

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must consist of at least three directors. To the extent a company is required to appoint external directors, this committee must include all of the external directors, one of whom must serve as chairman of the committee. There are additional requirements as to the composition of the audit committee under the Companies Law. However, when we elected to exempt our company from the external director requirement, we concurrently elected to exempt our company from all of such requirements (which exemption is conditioned on our fulfillment of all NASDAQ listing requirements related to the composition of the audit committee).

The members of our audit committee consist of Victor Leventhal, Haim Shani and Edward J. Fierko. Mr. Fierko serves as chairman of the committee. Our board of directors has determined that each of Messrs. Leventhal, Shani and Fierko meets the independence requirements set forth in the Listing Rules of the NASDAQ Stock Market and in Rule 10A-3 under the Exchange Act.

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

Compensation Policy and Committee

Under a December 2012 amendment to the Companies Law, we have appointed a compensation committee and established a policy regarding the terms of engagement of office holders, or a compensation policy. Such compensation policy was set by our board, after considering the recommendations of our newly-appointed compensation committee, and was approved by our shareholders in September 2013. In February 2015, following approval by our compensation committee and board, our shareholders approved an amended and restated version of our compensation policy at an extraordinary general meeting of shareholders.

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

As to the composition of the compensation committee, under the Companies Law, if a company is required to appoint external directors, the committee must consist of at least three (3) members, including all of the external directors, one of whom must serve as chairman of the committee. There are additional requirements as to the composition of the audit committee under the Companies Law. However, when we elected to exempt our company from the external director requirement, we concurrently elected to exempt our company from all of such requirements (including the three-member minimum). Our exemption under the Companies Law is conditioned on our fulfillment of all NASDAQ listing requirements related to the composition of the compensation committee.

The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be present during committee deliberations (as described under “—Approval of Related Party Transactions Under Israeli Law—Fiduciary Duties of Directors and Executive Officers—Disclosure of Personal Interests of an Office Holder” below).

The NASDAQ Listing Rules also require that the compensation of the chief executive officer and all other executive officers of our company be determined, or be recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee consisting solely of independent directors (subject to a minimum of two committee members).

We appointed our compensation committee in mid-2013. The committee currently consists of Victor Leventhal, Ziva Patir and Haim Shani. Victor Leventhal serves as chairman of the committee. Our board of directors has determined that each of Messrs. Leventhal and Shani, and Ms. Patir, meets the independence requirements set forth in the Listing Rules of the NASDAQ Stock Market and in Rule 10C-1 under the Exchange Act.

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

D. Employees

The number of our full-time equivalent employees, and the distribution of employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2016, 2015 and 2014 are set forth in the two tables below.

	Number of full-time equivalent employees
	by region as of December 31,
Region	2016	2015	2014
Americas*	1,630	1,800	2,076
Israel	473	493	506
Europe	176	209	128
Asia Pacific	190	219	196
Total	2,469	2,721	2,906

	Number of full-time equivalent employees by function as of December 31,
Division	2016	2015	2014
Operations and support	788	929	1,178
Research and development	551	543	517
Customer service	316	288	199
Sales and marketing	441	558	600
General and administrative	373	403	412
Total	2,469	2,721	2,906

*Includes employees in Latin America.

During the years covered by the above tables, we did not employ a significant number of temporary employees.

The moderate decrease in the size of our workforce in each of 2016 and 2015 relative to the previous year was due to our implementation of operational efficiencies, which included elimination of excess employees in certain divisions of our company.

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

E. Share Ownership.

The following table lists, as of February 14, 2017, the number of our ordinary shares owned, and stock options held, by each of the directors and members of our senior management who served as such during the year (including for part of the year) ended December 31, 2016:

	Shares of Stratasys(1)		Stratasys stock options(3)
		Percent of	Number held(4)
	Number of	outstanding			Exercise
	shares	shares		Not	price
	beneficially	beneficially	Exercisable	exercisable	per	Expiration
Name	owned(2)	owned(2)	within 60 days	within 60 days	share	date
Elchanan Jaglom	See table in
Chairman of the Board	Item 7. A
	“Major
	Shareholders”
	below.

S. Scott Crump	357,073 (5)	*	18,000	—	$25.50	August 29, 2017
Chairman of the Executive Committee			14,400	3,600	$46.87	June 18, 2018
			93,749	6,251	$82.15	June 21, 2023

Ilan Levin	161,731	*	100,062	—	$7.82	December 31, 2017
Chief Executive Officer and Director			24,782	—	$2.21	December 31, 2017

Eyal Desheh	*	*	*	*	*	*
Director(6)

Edward J. Fierko	126,066 (7)	*	18,000	—	$25.50	August 29, 2017
Director			14,400	3,600	$46.87	June 18, 2018
			20,625	1,375	$82.15	June 21, 2023
			15,125	6,875	$103.30	August 8, 2020
			9,166	834	$21.44	June 4, 2026

Victor Leventhal	31,345	*	12,957	6,222	$74.95	December 1, 2022
Director			9,166	834	$21.44	June 4, 2026

John J. McEleney	46,616	*	7,200	3,600	$46.87	June 18, 2018
Director			15,125	1,375	$82.15	June 21, 2023
			15,125	6,875	$103.30	August 8, 2020
			9,166	834	$21.44	June 4, 2026

Ziva Patir	36,899	*	27,733	1,849	$82.15	June 21, 2023
Director			9,166	834	$21.44	June 4, 2026

David Reis	172,436	*	172,436	—	$6.52	December 31, 2017
Director

Clifford H. Schweiter	46,550	*	10,800	3,600	$46.87	June 18, 2018
Director(8)			20,625	1,375	$82.15	June 21, 2023
			15,125	6,875	$103.30	August 8, 2020

Haim Shani	9,166		9,166	834	$21.44	June 4, 2026
Director

Erez Simha	*	*	*	*	*	*
Chief Financial Officer (9,10)

Joshua Claman	*	*	*	*	*	*
Chief Business Officer (9,10)

Tal Dilian	*	*	*	*	*	*
Executive V.P., Technology and Products (9,10)

Avi Jacoby	*	*	*	*	*	*
Executive VP Global Human
Resources/ Training (9,10)

Dan Yalon	*	*	*	*	*	*
EVP Strategy, Marketing & BD (9)

____________________

*	Constitutes less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.

(2)	In accordance with Rule 13d-3 under the Exchange Act, the number of shares and the percentages shown for individual persons or groups include any ordinary shares underlying stock options held by such person or group that were exercisable within 60 days of February 14, 2017 and that are also reflected in the column titled “Stratasys stock options — Number held — Exercisable within 60 days.” Further in keeping with such Rule 13d-3, the computation of percentage ownership is based upon 52,695,671 ordinary shares outstanding at February 14, 2017, plus such number of ordinary shares as such person (but not any other person or group) had the right to receive upon the exercise of stock options within 60 days thereof.

(3)	For a description of Stratasys’ stock option plans, please see “Stock Option and Share Incentive Plans” in this Item below. All options granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.

(4)	Each stock option is exercisable for one ordinary share.

(5)	Includes 176,294 ordinary shares owned of record by Mr. Crump’s wife.

(6)	Mr. Desheh served as an external director of our company from the start of 2016 until February 25, 2016, when his term expired. He elected not to be nominated for re-election at our 2016 annual general meeting of shareholders.

(7)	Includes 24,375 ordinary shares held by Mr. Fierko’s wife.

(8)	Mr. Schweiter served as a director of our company from the start of 2016 until our 2016 annual general meeting of shareholders in May 2016. He elected not to be nominated for re-election at that meeting.

(9)	Because each of Messrs. Simha, Claman, Dilian, Jacoby and Yalon beneficially owns less than 1% of our outstanding ordinary shares and his beneficial ownership has not previously been disclosed to our shareholders or otherwise made public, it is being omitted from this annual report pursuant to an allowance provided by the SEC’s Form 20-F.

(10)	Each of Messrs. Simha, Claman, Dilian and Jacoby ceased his employment for our company over the course of (or, in the case of Mr. Simha, at the conclusion of) 2016.

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

We will not be making any further awards under the 2004 Plan, as the 2012 Plan has taken its place for future awards. As of December 31, 2016, a total of 552,880 ordinary shares were issuable upon exercise of outstanding options that were vested and exercisable under the 2004 Plan.

2012 Omnibus Equity Incentive Plan

Our 2012 Omnibus Equity Incentive Plan, which became effective at the effective time of the Stratasys-Objet merger, provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to our company or any of our affiliates. Following the approval of the 2012 Plan by the Israeli tax authorities, we will only grant options or other equity incentive awards under the 2012 Plan, although previously-granted options and awards will continue to be governed by the 2004 Plan. Under the 2012 Plan, there were 2,500,000 ordinary shares originally reserved for issuance, none of which was granted prior to the effectiveness of the merger. Upon the adoption of an amendment to the 2012 Plan at our extraordinary general meeting of shareholders in February 2013, the reserved pool under the plan consisted of 4,000,000 shares, which was to be automatically increased annually on January 1 (beginning on January 1, 2014) by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by our board of directors, if so determined prior to the January 1 on which the increase will occur. Pursuant to that provision, on each of January 1, 2015, January 1, 2016 and January 1, 2017, the pool of shares under the 2012 Plan was automatically increased by 500,000 shares, to 5,000,000 shares, 5,500,000 and 6,000,000 shares total, respectively.

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

Stratasys, Inc. Plans

Pursuant to the Stratasys-Objet merger agreement, upon the consummation of the Stratasys-Objet merger, each option exercisable for one share of Stratasys, Inc. common stock converted into an option to purchase one ordinary share of Stratasys Ltd. Furthermore, we assumed the obligations of Stratasys, Inc. related to the issuance of shares underlying those options under its then-existing option plans, consisting of the Stratasys, Inc. 1998 Incentive Stock Option Plan, Stratasys, Inc. 2000 Incentive Stock Option Plan, Stratasys, Inc. 2002 Long-Term Performance and Incentive Plan, and Stratasys, Inc. 2008 Long-Term Performance and Incentive Plan, which we refer to collectively as the Stratasys, Inc. plans. Each option so assumed pursuant to the Stratasys-Objet merger agreement remains governed by the terms and conditions of the relevant grant instrument as well as the Stratasys Inc. plan under which it was granted (with appropriate changes to reflect Stratasys Ltd. as the company whose shares are issuable upon exercise of the option). As of December 31, 2016, a total of 168,750 ordinary shares were issuable upon exercise of options that were vested and exercisable under the Stratasys, Inc. plans.

The following table presents certain option data information for the above-described stock option and share incentive plans as at February 14, 2017:

	Total				Weighted
	Ordinary				Average
	Shares	Aggregate		Aggregate	Exercise
	Reserved	Number of		Number of	Price of
	for	Awards	Shares Available	Awards	Outstanding
Plan	Grants	Granted out of Reserve	for Future Grants	Outstanding	Options
2004 Plan	—	—	None	535,549	$11.94
2012 Plan	6,000,000	2,383,192	3,616,808	1,718,786	$44.35
Stratasys, Inc. Plans	—	—	None	207,400	$41.47
Totals	6,000,000	2,383,192	3,616,808	2,461,735	$37.06

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

Ownership by Major Shareholders

The following table presents the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our major shareholders), based on the most recent beneficial ownership reports filed with the SEC by such persons on or before February 14, 2017. The data presented is based on information provided to us, or disclosed in public filings with the SEC, by the major shareholders.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. The table below includes the number of shares underlying options that are exercisable within 60 days after February 14, 2017. Shares issuable upon the exercise of such options are deemed to be outstanding for the purpose of computing the ownership percentage of the person, entity or group holding such options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person, entity or group. The ownership percentages reflected below are based on 52,695,671 ordinary shares outstanding as of February 14, 2017.

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

			Options	Total
	Ordinary		Exercisable	Beneficial	Percentage
Beneficial Owner	Shares		within 60 Days	Ownership	Ownership
Roy J. Zuckerberg	2,888,727	(1)	—	2,888,727	5.5%
Elchanan Jaglom	2,875,125	(2)	—	2,875,125	5.5%
PRIMECAP Management Company	5,010,000	(3)	—	5,010,000	9.5%
Fisher Investments	3,115,910	(4)	—	3,115,910	5.9%
____________________

(1)	Represents shares beneficially owned as of December 31, 2016, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed jointly by Samson Capital, LLC and Roy J. Zuckerberg on February 14, 2017. Consists of 13,602 ordinary shares held by Zuckerberg Investment Partners, LP, 2,517,787 ordinary shares held by Samson Capital, LLC, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership and 357,338 ordinary shares held by Hancock LLC, a limited liability company organized under the laws of the State of California, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership as a result of the Roy J. Zuckerberg Family Trust’s 39.4% ownership of the membership interests of Hancock LLC. Mr. Zuckerberg is party to an agreement with respect to the ordinary shares held by Samson Capital, LLC that provides him with the right to independently make decisions as to voting and disposition of 1,548,649 of those ordinary shares, without having to consult with any other person. The Roy J. Zuckerberg Family Trust is party to an agreement pursuant to which it has the right to independently make decisions as to the voting and disposition of 38,786 of the ordinary shares held by Hancock LLC, without having to consult with any other person. Mr. Zuckerberg disclaims beneficial ownership of all of the ordinary shares that may be deemed to be beneficially owned by him except to the extent of his pecuniary interest therein.

(2)	Represents shares beneficially owned as of December 31, 2016, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by Elchanan Jaglom on February 14, 2017. Consists of (i) 2,517,787 ordinary shares held by Samson Capital, LLC, with respect to which Mr. Jaglom may be deemed to share beneficial ownership and (ii) the 357,338 ordinary shares held by Hancock LLC, a California limited liability company of which 61.2% of the membership interests are held by a company (which we refer to as the Hancock Member) of which Mr. Jaglom is a director. Mr. Jaglom is party to an agreement with respect to the ordinary shares held by Samson Capital, LLC that provides him with the right to independently make decisions as to voting and disposition of 969,138 of those ordinary shares, without having to consult with any other person. The Hancock Member is party to an agreement pursuant to which it has the right to independently make decisions as to voting and disposition of 318,552 of the ordinary shares held by Hancock LLC, without having to consult with any other person. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by each of Samson Capital, LLC and Hancock LLC except to the extent of his pecuniary interest therein.

(3)	Represents shares beneficially owned as of December 31, 2016, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by PRIMECAP Management Company on February 9, 2017. As indicated in that amended statement, PRIMECAP Management Company possesses sole dispositive power with respect to all such 5,010,000 ordinary shares, but sole voting power with respect to only 4,660,000 of such ordinary shares.

(4)	Represents shares beneficially owned as of December 31, 2016, as indicated in the statement of beneficial ownership on Schedule 13G filed by Fisher Investments on January 27, 2017. As indicated in that statement, Fisher Investments possesses sole dispositive power with respect to all such 3,115,910 ordinary shares, but sole voting power with respect to only 1,523,892 of such ordinary shares.

Changes in Percentage Ownership by Major Shareholders

During 2014, there were decreases in the percentage ownership of each of our pre-existing major shareholders, consisting of Samson Capital, LLC, Roy J. Zuckerberg and Elchanan Jaglom. The decreases were due to, in the case of the some of the major shareholders, market sales by the major shareholders themselves. The decreases were also due to our issuance of a substantial number of additional ordinary shares in various transactions, including the Solid Concepts acquisition and Harvest Technologies acquisition in July 2014 and August 2014, respectively. In 2015, the percentage ownership of those shareholders increased, due to market purchases of additional ordinary shares by Samson Capital, LLC (which increased the percentage ownership of all three of those shareholders). In 2016, the percentage ownership of those shareholders declined, due to sales by Samson Capital, LLC and Hancock LLC (and Samson Capital LLC ceased to be a 5% or greater shareholder as a result).

The percentage ownership of those shareholders decreased during 2014, increased during 2015 and decreased during 2016, as follows: (i) Samson Capital, LLC—from 6.4% to 4.8%, back up to 5.2%, and back down to 4.8%; (ii) Roy J. Zuckerberg—from 7.6% to 5.9%, back up to 6.2% and back down to 5.5%; and (iii) Elchanan Jaglom—from 7.5% to 5.8%, back up to 6.2% and back down to 5.5%.

During 2014, four new major shareholders— Morgan Stanley, Baillie Gifford & Co, T. Rowe Price Associates, Inc. and Edgewood Management LLC—acquired over 5% of our outstanding ordinary shares. During 2015, Morgan Stanley, Baillie Gifford & Co. and Edgewood Management LLC ceased to be major shareholders, as their percentage ownership dropped to 1.5%, 4.6% and 0%, respectively. During 2015, a new major shareholder, PRIMECAP Management Company, acquired 6.3% of our outstanding ordinary shares and during 2016, its percentage ownership increased further, to 9.5%.

T. Row Price Associates, Inc. acquired over 5% of our outstanding ordinary shares in 2015 (5.3%), but then ceased to be a major shareholder during 2016, dropping to 1.6% as of the end of 2016. Fisher Investments has become a 5% or greater shareholder for the first time as of the end of 2016, having acquired 5.9%.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 14, 2016, there were 102 holders of record of our shares, of which 76 record holders holding 52,692,156, or approximately 99.99%, of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record 51,283,246 ordinary shares on behalf of hundreds firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions.

Except as described below or elsewhere in this annual report, since January 1, 2016, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

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

Employment and Consulting Agreements with Directors and Executive Officers

Employment agreement with Ilan Levin

Pursuant to an employment agreement, dated June 27, 2011, Ilan Levin, our Chief Executive Officer, provides services to us as a full-time employee who leads special corporate executive functions. Under the agreement, Mr. Levin receives a gross monthly salary of NIS 27,000 (approximately $6,950) and other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including reimbursement for reasonable expenses incurred in connection with his services, and the right to use (and all related fixed and variable costs in respect of) a leased car. The foregoing salary is in addition to and independent of the $19,400 per month plus Israeli value added tax, or VAT, that Mr. Levin is entitled to for continued service as a member of the board.

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

Export Sales

The following table presents total export sales by Stratasys, Ltd for each of the fiscal years indicated (in thousands):

	2016	2015	2014
Total Export Sales*	$269,449	$280,021	$341,395
as a percentage of Total Sales	40.1%	40.2%	45.5%
____________________

*	Export sales, as presented, are defined as sales to customers located outside of North America and Israel (where our dual headquarters are located).

Legal Proceedings

We are a party to various legal proceedings incident to our business. Based upon the status of such cases, as determined with the advice of counsel, we have recorded provisions in our financial statements for amounts (if any) judged to be both quantifiable and probable to be paid. Except as noted below, there are no legal proceedings pending or threatened against us that we believe may have a significant effect on our financial condition or profitability.

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

We filed our statement of defense in response to these claims in May 2013, denying the claims. In 2015, the court dismissed the lawsuit of one of the former directors due to lack of cause. In February 2017, the parties reached an agreement pursuant to which all claims were settled at no material cost to our company. Notice of the settlement was provided to the court with a motion for the dismissal of the suits.

Securities Law Class Actions

On February 5, 2015, a lawsuit styled as a class action was commenced in the United States District Courts for the District of Minnesota, naming the Company and certain of our officers and directors as defendants. Similar actions were filed on February 9 and 20, 2015, and on March 25, 2015, in the Southern District of New York, the Eastern District of New York, and the District of Minnesota, respectively. The lawsuits allege violations of the Exchange Act in connection with allegedly false and misleading statements concerning our business and prospects. The plaintiffs seek damages and awards of reasonable costs and expenses, including attorneys’ fees. On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. On July 1, 2015, the lead plaintiffs filed their consolidated complaint. On August 31, 2015, the defendants moved to dismiss the consolidated complaint for failure to state a claim. The Court heard the motion on December 11, 2015. On June 30, 2016, the Court granted defendants’ motion to dismiss with prejudice and entered judgment in favor of defendants. On July 29, 2016, lead plaintiffs filed a notice of appeal to the United States Court of Appeals for the Eighth Circuit from the Court’s judgment. On September 22, 2016, lead plaintiffs filed the opening initial brief on appeal. On October 24, 2016, defendants filed their answering brief to appeal. On November 18, 2016, lead plaintiffs filed the reply brief in support of their appeal. Oral arguments for appeal are scheduled for March 9, 2017. We intend to mount vigorous defenses to these lawsuits.

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

	Price Range
	High	Low
Fiscal Period:	(U.S. $)	(U.S. $)
Six most recent months:
February 2017	21.97	19.60
January 2017	20.00	17.77
December 2016	19.96	16.54
November 2016	20.98	17.95
October 2016	24.33	19.00
September 2016	24.09	21.33
Two most recent full financial years and subsequent periods, by quarter:
Fiscal Year Ending December 31, 2017
January 1, 2017 - February 28, 2017 only	21.97	17.77
Fiscal Year Ended December 31, 2016
October 1, 2016 - December 31, 2016	24.33	16.54
July 1, 2016 - September 30, 2016	24.09	19.36
April 1, 2016 - June 30, 2016	29.35	19.74
January 1, 2016 - March 31, 2016	27.82	15.24
Fiscal Year Ended December 31, 2015
October 1, 2015 - December 31, 2015	31.90	22.58
July 1, 2015 - September 30, 2015	37.73	26.17
April 1, 2015 - June 30, 2015	61.43	34.66
January 1, 2015 - March 31, 2015	81.05	52.78
Five most recent full financial years
2016	29.35	15.24
2015	81.05	22.58
2014	136.46	78.64
2013	134.70	62.50
2012	80.75	30.37

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

Election of Directors

Directors of our company, other than external directors (to the extent that we elect, or are required, to have them once again in the future), are elected each year at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at the meeting. See “Item 6.C Board Practices—Board of Directors” above. Our ordinary shares do not have cumulative voting rights for this purpose. As a result, holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholders’ meeting at which a quorum is present will have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Board Practices—External Directors” in Item 6.C above.

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

Israeli resident individuals

Capital Gain

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2016) unless the benefiting provisions of an applicable treaty applies.

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

Israeli resident corporations

Capital Gain

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described in “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure” in Item 4.B above, the corporate tax rate was 26.5% and 25% in 2015 and 2016, respectively, in 2017 the corporate tax rate is 24%, and from 2018 and onwards the corporate tax rate will be 23%.

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

Non-Israeli Residents

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (26.5% in 2015, 25% in 2016, 24% in 2017 and 23% in 2018 and thereafter), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is Significant Shareholder at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2016) unless contrary provisions in a relevant tax treaty applies.

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) should generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares provided (i) gain is not related to a permanent establishment of the foreign resident in Israel; (ii) the shares were not acquired from a related party; and (iii) most of the company’s value is not derived from real estate assets in Israel. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Dividend Income

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares at the rate of 25% or 30% (if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Approved Enterprise or Beneficiary Enterprise (and 20% with respect to Preferred Enterprise). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Significant Shareholder or not) and 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise (and 20% if the dividend is distributed from income attributed to a Preferred Enterprise), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the U.S.-Israel Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise or Beneficiary Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise are subject to a withholding tax rate of 15% for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Beneficiary Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the Code.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 803,520 for 2016 (and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Taxation of Dividends Paid on Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a U.S. holder will be required to include in gross income as ordinary income the gross amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is actually or constructively received, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.” In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below.

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

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, to which we refer as the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS Service Center in Ogden, UT 84201-0201. Even if a QEF election is not made, a United States person who is a shareholder in a PFIC must file every year a completed IRS Form 8621 or other form as may be prescribed by the IRS pursuant to legislation requiring annual reports with respect to PFICs.

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

Although we do not believe that we were a PFIC in 2016, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2017 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

Tax on Net Investment Income

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

Information Reporting and Backup Withholding

U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to backup withholding at a rate of 28% (for taxable years through 2016) unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and backup withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

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

The majority of our balance sheet exposure relates to foreign currency assets and liabilities in entities which their functional currency is Euro. Our net Euro balance sheet exposure as of December 31, 2016 was approximately $80.9 million.

Our total revenues amounted to $672.5 million in 2016, of which approximately 15.9% were denominated in Euros. During 2016, our Euro-denominated revenues exceeded our Euro-denominated expenses. Conversely, our expenses denominated in shekels are higher than our expected shekel-denominated revenues. For those currencies which do not have a sufficient natural hedge within our operations (such as offsetting revenues and expenses recorded in a given currency, or some other hedge), we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results. In 2016, we entered into hedging transactions to reduce the potential exposure resulting from the strengthening of the U.S. dollar against the Euro and strengthening of the shekel against the U.S. dollar. Our foreign exchange forward contracts in effect as of December 31, 2016 were for the conversion of $33.3 million into Euro and $24.8 million into NIS.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

(i) A change of 10% in the value of the Euro relative to the U.S. dollar in the year ended December 31, 2016 would have resulted in a change in the U.S. dollar reporting value of our consolidated operating income of $7.6 million for that year, mainly due to revenues earned in Euros.

(ii) A change of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2016 would have resulted in a change in the dollar-reported value of our consolidated operating income of $9.9 million, mainly due to shekel-recorded expenses.

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

Interest Rate Risk

Our cash and cash equivalents are held primarily in bank deposits with maturities of less than 90 days, and our short-term bank deposits have maturities of more than 90 days. Both are subject to limited interest rate risk, with an average interest rate of 1.07%. In addition, during 2016 we borrowed $26 million with an average interest rate of 4.35%. An immediate 10% change in interest rates would not have a material effect on our financial condition or results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2016, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2016.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2016, our internal control over financial reporting is effective based on those criteria.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth, for the years ended December 31, 2015 and 2016, the fees billed to us and our subsidiaries by our principal accountant. (1)

	Year ended
	December 31,
	2016	2015
Audit fees (2)	$1,265,897	$972,988
Tax fees (3)	206,043	94,905
All other fees (4)	17,800	52,500
Total	$1,489,740	$1,120,393

(1)	Comprised by fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, or Kesselman & Kesselman (which served as our principal accountant with respect to the years ended December 31, 2015 and 2016).

(2)	Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(3)	Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

(4)	All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

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

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

Report of Independent Registered Public Accounting Firm

To the shareholders of Stratasys Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows present fairly, in all material respects, the financial position of Stratasys Ltd. and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management and Board of Directors are responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 9, 2017

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in thousands, except share data)

December 31,	2016	2015
ASSETS

Current assets
Cash and cash equivalents	$280,328	$257,592
Accounts receivable, net	120,411	123,215
Inventories	117,521	123,658
Net investment in sales-type leases	11,717	11,704
Prepaid expenses	7,571	8,469
Other current assets	15,491	22,435
Total current assets	553,039	547,073
Non-current assets
Net investment in sales-type leases - long-term	12,126	17,785
Property, plant and equipment, net	208,415	201,934
Goodwill	385,629	383,853
Other intangible assets, net	177,458	252,468
Other non-current assets	29,382	11,243
Total non-current assets	813,010	867,283
Total assets	$1,366,049	$1,414,356

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$40,933	$39,021
Current portion of long-term debt	3,714	-
Accrued expenses and other current liabilities	28,282	31,314
Accrued compensation and related benefits	34,186	34,052
Income taxes payable	3,925	11,395
Obligations in connection with acquisitions	3,619	4,636
Deferred revenues	49,952	52,309
Total current liabilities	164,611	172,727
Non-current liabilities
Long-term debt	22,286	-
Deferred tax liabilities	5,952	16,040
Deferred revenues - long-term	12,922	7,627
Obligations in connection with acquisitions - long-term	-	4,354
Other non-current liabilities	22,251	22,428
Total non-current liabilities	63,411	50,449
Total liabilities	$228,022	$223,176
Commitments and contingencies (see note 10)
Redeemable non-controlling interests	2,029	2,379
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 52,639 thousands shares and 52,082 thousands shares
issued and outstanding at December 31, 2016 and 2015, respectively	142	141
Additional paid-in capital	2,633,129	2,605,957
Accumulated other comprehensive loss	(13,479)	(10,774)
Accumulated deficit	(1,483,925)	(1,406,706)
Equity attributable to Stratasys Ltd.	1,135,867	1,188,618
Non-controlling interests	131	183
Total equity	1,135,998	1,188,801
Total liabilities and equity	$1,366,049	$1,414,356

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

Years Ended December 31,	2016	2015	2014
Net sales
Products	$479,031	$503,946	$612,138
Services	193,427	192,049	137,991
	672,458	695,995	750,129
Cost of sales
Products	234,653	466,221	302,838
Services	120,499	127,602	84,897
	355,152	593,823	387,735
Gross profit	317,306	102,172	362,394

Operating expenses
Research and development, net	97,778	122,360	82,270
Selling, general and administrative	307,113	434,619	351,993
Goodwill impairment	-	942,408	102,470
Change in fair value of obligations in connection with acquisitions	(872)	(23,671)	(26,150)
	404,019	1,475,716	510,583
Operating loss	(86,713)	(1,373,544)	(148,189)

Financial income (expense), net	354	(10,287)	(6,529)
Loss before income taxes	(86,359)	(1,383,831)	(154,718)
Income taxes benefit	(9,446)	(10,320)	(35,248)
Share in losses of associated company	(708)	-	-
Net loss	(77,621)	(1,373,511)	(119,470)
Net loss attributable to non-controlling interests	(402)	(676)	(50)
Net loss attributable to Stratasys Ltd.	$(77,219)	$(1,372,835)	$(119,420)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(1.48)	$(26.64)	$(2.39)
Diluted	$(1.48)	$(26.64)	$(2.39)

Weighted average ordinary shares outstanding
Basic	52,330	51,592	50,019
Diluted	52,582	51,592	50,019

Comprehensive Loss
Net loss	$(77,621)	$(1,373,511)	$(119,470)
Other comprehensive income (loss), net of tax:
Losses on securities reclassified into earnings	-	-	167
Foreign currency translation adjustments	(2,788)	(8,263)	(4,326)
Unrealized gains (losses) on derivatives designated as cash flow hedge	83	1,136	(1,396)
Other comprehensive loss, net of tax	(2,705)	(7,127)	(5,555)
Comprehensive loss	(80,326)	(1,380,638)	(125,025)
Comprehensive loss attributable to non-controlling interests	(402)	(676)	(50)
Comprehensive loss attributable to Stratasys Ltd.	$(79,924)	$(1,379,962)	$(124,975)

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
(in thousands )
Years Ended December 31, 2016, 2015, and 2014
				Retained	Accumulated
	Ordinary Shares		Additional	Earnings	Other	Equity
	Number of		Paid-In	(accumulated	Comprehensive	attributable to	Non-controlling	Total
	shares	Par Value	Capital	deficit)	Income (Loss)	Stratasys Ltd.	Interest	Equity
Balances, January 1, 2014	49,211	$133	$2,412,197	$85,549	$1,908	$2,499,787	$-	$2,499,787
Issuance of shares in connection with stock-based
compensation plans	558	2	7,904	-	-	7,906	-	7,906
Stock-based compensation	-	-	30,207	-	-	30,207	-	30,207
Issuance of shares and options for acquisitions	1,154	4	117,841	-	-	117,845	-	117,845
Non-controlling interests arising from acquisitions	-	-	-	-	-	-	519	519
Comprehensive loss	-	-	-	(119,420)	(5,555)	(124,975)	(50)	(125,025)
Balance as of December 31, 2014	50,923	$139	$2,568,149	$(33,871)	$(3,647)	$2,530,770	$469	$2,531,239
Issuance of shares in connection with stock-based
compensation plans	260	*	2,871	-	-	2,871	-	2,871
Stock-based compensation	-	-	30,010	-	-	30,010	-	30,010
Tax deficit from stock-based compensation plans	-	-	(1,706)	-	-	(1,706)	-	(1,706)
Issuance of shares for settlements of obligations in connection
with acquisitions and other related items	899	2	8,433	-	-	8,435	-	8,435
Adjustment to redemption value of redeemable non-controlling
interests	-	-	(1,800)	-	-	(1,800)	-	(1,800)
Comprehensive loss	-	-	-	(1,372,835)	(7,127)	(1,379,962)	(286)	(1,380,248)
Balance as of December 31, 2015	52,082	$141	$2,605,957	$(1,406,706)	$(10,774)	$1,188,618	$183	$1,188,801
Issuance of shares in connection with stock-based
compensation plans	301	1	1,185	-	-	1,186	-	1,186
Stock-based compensation	-	-	20,773	-	-	20,773	-	20,773
Issuance of shares for settlements of obligations in connection
with acquisitions and other related items	256	*	5,214	-	-	5,214	-	5,214
Comprehensive loss	-	-	-	(77,219)	(2,705)	(79,924)	(52)	(79,976)
Balance as of December 31, 2016	52,639	$142	$2,633,129	$(1,483,925)	$(13,479)	$1,135,867	$131	$1,135,998

* Represents an amount less than 0.5 thousand

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2016	2015	2014
Cash flows from operating activities
Net loss	$(77,621)	$(1,373,511)	$(119,470)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Goodwill impairment	-	942,408	102,470
Impairment of other long-lived assets	24,924	288,977	14,636
Depreciation and amortization	92,877	108,395	109,429
Stock-based compensation	20,773	30,010	30,207
Foreign currency transaction loss	2,147	8,612	10,327
Deferred income taxes	(10,378)	(19,129)	(53,887)
Change in fair value of obligations in connection with acquisitions	(872)	(23,671)	(26,150)
Other non-cash items	1,220	17	275

Change in cash attributable to changes in operating assets
and liabilities, net of the impact of acquisitions:
Accounts receivable, net	2,009	25,075	(46,717)
Inventories	642	(12,408)	(39,370)
Net investment in sales-type leases	5,646	(6,497)	(5,078)
Other current assets and prepaid expenses	395	11,262	(10,537)
Other non-current assets	933	(439)	1,558
Accounts payable	1,969	(1,937)	(4,305)
Other current liabilities	(6,330)	(7,464)	31,047
Deferred revenues	3,380	10,141	12,662
Other non-current liabilities	259	(1,751)	6,719
Net cash provided by (used in) operating activities	61,973	(21,910)	13,816

Cash flows from investing activities
Purchase of property and equipment	(45,125)	(84,299)	(60,497)
Proceeds from maturities of bank deposits and restricted deposits	73,836	191,741	551,364
Investment in bank deposits and restricted deposits	(67,177)	(187,264)	(361,571)
Cash paid for acquisitions, net of cash acquired	-	(9,905)	(151,057)
Investment in unconsolidated entities	(23,064)	(250)	(3,767)
Purchase of intangible assets	(2,002)	(2,747)	(3,087)
Proceeds from maturities and sales of marketable securities	-	-	1,634
Other investing activities	(457)	(378)	(458)
Net cash used in investing activities	(63,989)	(93,102)	(27,439)

Cash flows from financing activities
Proceeds from long-term debt	26,000	-	-
Repayment of short-term debt	-	(175,000)	-
Proceeds from short-term debt	-	125,000	50,000
Payment of obligations in connection with acquisitions	(1,386)	(19,875)	(10,795)
Proceeds from exercise of stock options	1,185	2,871	7,906
Acquisition of non-controlling interest	-	-	(2,170)
Net cash provided by (used in) financing activities	25,799	(67,004)	44,941

Effect of exchange rate changes on cash and cash equivalents	(1,047)	(2,533)	(3,265)

Net change in cash and cash equivalents	22,736	(184,549)	28,053
Cash and cash equivalents, beginning of year	257,592	442,141	414,088

Cash and cash equivalents, end of year	$280,328	$257,592	$442,141

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2016	2015	2014
Supplemental disclosure of cash flow information
Cash paid for Income taxes	$5,278	$13,487	$6,241
Cash paid for interest	-	1,514	235
Transfer of inventory to fixed assets	5,085	8,886	10,933
Transfer of fixed assets to inventory	1,068	3,661	3,819

Fair value of assets acquired in connection with acquisitions, including
$0, $509 and $6,502 of cash acquired for the years ended
December 31, 2016, 2015 and 2014, respectively	$-	$12,570	$360,595

Less liabilities assumed	-	(2,156)	(22,416)
Net acquired assets	$-	$10,414	$338,179

Cash paid for merger and acquisitions	$-	$10,414	$157,559
Shares and other consideration	-	-	180,620
Total consideration paid for merger and acquisitions	$-	$10,414	$338,179

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies

a. Nature of Operations

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a 3D solutions company, offering additive manufacturing (“AM”) solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts across a broad range of vertical markets. The Company’s solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”). The Company also develops, manufactures and sells materials for use with its systems and provides related service offerings. The Company also provides a variety of custom manufacturing solutions through its direct manufacturing printed parts service as well as 3D printing related professional services offerings.

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

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Stratasys Ltd., its majority-owned subsidiaries and a Variable Interest Entity (“VIE”) in which the Company is considered the primary beneficiary. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

Functional Currency and Foreign Currency Transactions

A major part of the Company’s operations are carried out by Stratasys Ltd. in Israel and its subsidiaries in the United States. The functional currency of these entities is the U.S. dollar (“dollar” or “$”). The functional currency of other subsidiaries is generally their local currency. The financial statements of those subsidiaries are included in the consolidated financial statements, based on translation into U.S. dollars. The effects of foreign currency translation adjustments are included in the Company’s shareholders’ equity as a component of accumulated other comprehensive loss in the accompanying consolidated balance sheets. Related periodic movements are summarized as a line item in the Company’s consolidated statements of comprehensive loss. Gains and losses arising from foreign currency remeasurements of monetary balances denominated in non-functional currencies are reflected in financial income (expense), net in the consolidated statements of operations and comprehensive loss.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates using assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to revenue recognition, inventories, fair value of stock-based compensation, long-lived assets, goodwill, uncertain tax positions and contingent liabilities.

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

Allowance for doubtful accounts due to the Company’s accounts receivable amounted to $843 thousands and $675 thousands as of December 31, 2016 and 2015, respectively. Allowance for doubtful accounts due to the Company’s investment in sales-type leases amounted to $844 thousands and $682 thousands as of December 31, 2016 and 2015, respectively. Accounts are written-off against the allowance when management deems the accounts are no longer collectible. Changes in the allowance for doubtful accounts are recognized in selling, general and administrative expenses.

Derivative Instruments and Hedge Accounting

The Company is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign exchange rates. As part of the Company’s risk management strategy, it uses foreign currency exchange forward contracts to hedge against certain foreign currency exposures. The Company does not enter into derivative transactions for trading purposes. The Company recognizes these derivative instruments as either assets or liabilities in the consolidated balance sheets at their fair value. Derivatives in a gain position are reported in other current assets in the consolidated balance sheets and derivatives in a loss position are recorded in accrued expenses and other current liabilities in the consolidated balance sheets, on a gross basis.

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

For non-hedging instruments, the Company records the changes in fair value of derivative instruments in financial expense, net in the consolidated statements of operations and comprehensive loss. The cash flows associated with these derivatives are consistent with the cash flows associated with the hedged item. Refer to Note 12 for further information regarding the Company’s derivative and hedging activities.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined mainly using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory costs consist of materials, direct labor and overhead. Net realizable value is determined based on estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company periodically assesses inventory for obsolescence and excess balances and reduces the carrying value by an amount equal to the difference between its cost and the net realizable value based on assumptions of future demand and historical sales patterns. The Company provided inventory write-downs for obsolescence and excess inventories in the amounts of $7.7 million and $9.8 million as of December 31, 2016 and 2015, respectively.

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

Depreciation is computed primarily over the following periods:

Useful Life
in Years
Machinery and equipment	5 - 10
Buildings	25 - 40
Buildings improvements	5 - 10
Computer equipment and software	3 - 5
Office equipment, furniture and fixtures	5 - 14

The Company reviews the carrying amounts of property, plant and equipment for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the Company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. The Company then compares the carrying amounts of the assets or asset groups with the related estimated undiscounted future cash flows. In the event impairment exists, an impairment charge is recorded at the amount by which the carrying amount of the asset or asset group exceeds the fair value. In addition, the remaining depreciation period for the impaired asset would be reassessed and, if necessary, revised. During the years ended December 31, 2016 and 2015, the Company recorded impairment charges of $7.0 million and $10.5 million, respectively, related to certain of property and equipment assets. Refer to Note 6 for further information.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the business combination date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company allocates goodwill to its reporting units based on the reporting unit expected to benefit from the business combination.

The primary items that generate goodwill include the value of the synergies between the acquired companies and the Company and the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset.

Goodwill is tested for impairment on an annual basis in the fourth quarter and whenever indicators of potential impairment requires an interim goodwill impairment analysis. The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company performs a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the two-step impairment test is not required. However, if the Company concludes otherwise, it is then required to perform the first step of the two-step impairment test.

The first step requires the Company to estimate the fair value of its reporting unit. If the fair value of the reporting unit is determined to be greater than its carrying amount, the applicable goodwill is not impaired and no further testing is required. If the reporting unit’s carrying amount is determined to be greater than its fair value, the second step must be performed to determine the implied fair value of the reporting unit’s goodwill. The implied fair value of the reporting unit’s goodwill is calculated by measuring the reporting unit’s assets, including any unrecognized intangible assets, liabilities and non-controlling interests at fair value in a hypothetical analysis as if the reporting unit was acquired in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then the difference is recorded as an impairment loss.

The evaluation of goodwill impairment requires the Company to make assumptions about future cash flows of the reporting unit being evaluated that include, among others, growth in revenues, margins realized, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

During the years ended December 31, 2015 and 2014 the Company recorded impairment charges of $942.4 million and $102.5 million, respectively in order to reduce the carrying amount of goodwill to its implied fair value. There was no impairment of goodwill in 2016. For further details refer to note 7.

Other Intangible Assets

Intangible assets and their useful lives are as follows:

Weighted Average
Useful Life
Developed technology	6
Patents	8
Trademarks and trade names	9
Customer relationships	7
Capitalized software development costs	5
In-process research and development	Indefinite

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of acquired developed technology is recorded in cost of sales. Amortization of trade name and customer relationships is recorded under selling, general and administrative expenses. The Company capitalizes in-process research and development (“IPR&D”) projects acquired as part of a business combination. On successful completion of each project, IPR&D assets are reclassified to developed technology and amortized over their estimated useful lives. Impairment of IPR&D assets initially capitalized as part of a business combination are classified under research and development expenses.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For definite life intangible assets, the Company reviews the carrying amounts for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the Company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. The Company then compares the carrying amounts of the asset or assets groups with their respective estimated undiscounted future cash flows. If the definite life intangible asset or assets group are determined to be impaired, an impairment charge is recorded as the amount by which the carrying amount of the asset or assets group exceed their fair value.

Fair value is determined by using an applicable discounted cash flow model. In addition, the remaining amortization period for the impaired asset would be reassessed and, if necessary, revised. During the years ended December 31, 2016, 2015 and 2014 the Company recorded impairment charges of $16.9 million, $260.3 million and $11.6 million, respectively, related to its definite life intangible assets. Refer to Note 8 for further information.

Indefinite-life intangible assets are not amortized but rather tested for impairment annually, or whenever events or circumstances present an indication of impairment. The Company applies the Financial Accounting Standards Board (“FASB”) guidance, which permits the Company to make a qualitative assessment of whether the indefinite-lived intangible asset is impaired, or opt to bypass the qualitative assessment and proceed directly to determine the indefinite-lived intangible asset’s fair value. If the Company determines, based on the qualitative tests, that it is not more likely than not that the indefinite-lived intangible asset is impaired, no further action is required. Otherwise, the Company is required to perform the quantitative impairment test by comparing the fair value of the indefinite-life intangible asset to its carrying amount. If the indefinite-life intangible asset is considered to be impaired, an impairment charge is recorded as the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2016, 2015 and 2014 the Company recorded impairment charges of $1.0 million, $18.2 million and $3.0 million, respectively, related to its indefinite-life intangible assets. Refer to Note 8 for further information.

Non-Marketable Equity Investments

The Company’s investments in certain non-marketable equity securities in which it has the ability to exercise significant influence, but does not control through variable interests or voting interests, are accounted for under the equity method of accounting and presented as other non-current assets in the Company’s consolidated balance sheets. Under the equity method, the Company recognizes its proportionate share of the comprehensive income or loss of the investee. The Company’s share of income and losses from equity method investments is included in share in losses of associated company. During the year ended December 31, 2016, the Company early adopted and applied a new Accounting Standard Update (“ASU”) issued by the FASB which eliminates the requirement that an investor retrospectively apply the equity method of accounting when an investment becomes qualified for the equity method of accounting as a result of an increase in the level of ownership or degree of influence. Under the new ASU the equity method investor is required to add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and to adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting.

Other non-marketable equity securities in which the Company does not have a controlling interest or significant influence are recorded at cost and presented as other non-current assets in the Company’s consolidated balance sheets.

The Company reviews its investments accounted for under the cost and equity methods for possible impairment, which generally involves an analysis of the facts and changes in circumstances influencing the investments. There was no impairment of non-marketable equity investments during the years ended December 31, 2016, 2015 and 2014.

Contingent Liabilities

The Company is subject to various legal proceedings that arise from time to time in the ordinary course of business. The outcomes of the legal proceedings that are pending as of the date the financial statements are issued are subject to significant uncertainty. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Such assessment inherently involves an exercise of judgment. If the assessment of a contingency indicates that it is probable that loss would be incurred and the amount of the liability can be reasonably estimated, then the Company would record an accrued expense in the Company’s financial statements based on its best estimate. Loss contingencies considered to be remote by management are generally not disclosed unless material. The respective legal fees are expensed as incurred.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The Company derives revenue from sales of AM systems, consumables, and services. The Company’s AM systems include software and hardware that function together to provide the essential functionality of the tangible system. The Company recognizes revenue when (1) persuasive evidence of a final agreement exists, (2) delivery has occurred or services have been rendered, (3) the selling price is fixed or determinable, and (4) collectability is reasonably assured.

Revenues from sales to resellers are generally recognized on sell-in basis, upon shipment and when title and risk of loss have been transferred to the resellers. When products and services are sold to a reseller, the reseller is responsible for the installation of the system and for other support services and therefore considered the primary obligor in the arrangement with the end-customers. Products and services sold directly by the Company or marketed by independent sales agents are recognized based on the gross amount charged to the end-customer as the Company is considered the primary obligor in the arrangement, retains general inventory risk, establishes the price for its products and assumes the credit risk for amounts billed to its end-customers.

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

Most service revenue is derived from the Company’s direct manufacturing printed parts services and sales of maintenance contracts. The Company’s direct manufacturing service revenue is recognized upon shipment of the parts, based on the terms of the sales arrangement.

The Company provides customers with maintenance under a warranty agreement and defers a portion of the revenue from the related printer at the time of the sale based on the relative selling price of those services. After the initial warranty period, the Company offers customers optional maintenance contracts ranging generally from one to three years. Deferred maintenance revenue is recognized ratably, on a straight-line basis, over the period of the service. Deferred revenues are derived mainly from these prepaid maintenance agreements. The Company classifies the portion of deferred revenue not expected to be earned in the subsequent 12 months as long-term. The changes in deferred revenues relating to warranty commitments were as follows:

	December 31,	December 31,
	2016	2015
	(U.S. $ in thousands)
Balance at beginning of year	14,100	15,939
Revenue deferred in the period	22,309	19,413
Revenue recognized in the period	(18,854)	(21,252)
Balance at end of year	$17,555	$14,100

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising

Advertising costs are expensed as incurred and were approximately $19.4 million, $23.5 million and $23.5 million, for the years ended December 31, 2016, 2015 and 2014, respectively.

Shipping and handling costs

Shipping and handling costs are classified as cost of revenues.

Research and Development Costs

Research and development costs consist primarily of employee compensation expenses, materials, laboratory supplies, costs for related software, and costs for facilities and equipment. Expenditures for research and development are expensed as incurred. Government reimbursements and other participations for development of approved projects are recognized as a reduction of expenses as the related costs are incurred. The Company is not required to pay royalties on sales of products developed using its government funding.

Income Taxes

The Company and its subsidiaries are subject to income taxes in the jurisdictions in which they operate. The Company’s provision for income taxes is based on statutory income tax rates in the tax jurisdictions where it operates, permanent differences between financial reporting and tax reporting, and available credits and incentives.

Deferred taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the carrying amount and tax bases of assets and liabilities under the applicable tax laws, and on effective tax rates in effect when the deferred taxes are expected to be settled or realized. Deferred taxes for each jurisdiction are presented as a non-current net asset or liability, net of any valuation allowances.

Deferred taxes have not been provided on the following items:

1)	Taxes that would apply in the event of disposal of investments in foreign subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

2)	Dividends distributable from the income of foreign companies as the Company does not expect these companies to distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes at a rate of up to 25% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

3)	Amounts of tax-exempt income generated from the Company’s current Approved Enterprises (see note 9c), as the Company intends to permanently reinvest these profits and does not intend to distribute dividends from such income. If these dividends were to be paid, the Company would have to pay additional taxes at a rate up to 10% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

Valuation Allowances

Valuation allowances are provided unless it is more likely than not that all or a portion of the deferred tax asset will be realized. In the determination of the appropriate valuation allowances, the Company considers future reversals of existing taxable temporary differences, the most recent projections of future business results, prior earnings history, carryback and carry forward and prudent tax strategies that may enhance the likelihood of realization of a deferred tax asset. Assessments for the realization of deferred tax assets made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if the company takes operational or tax positions that could impact the future taxable earnings of a subsidiary.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Uncertain Tax Positions

In accordance with the FASB guidance, the Company takes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining whether the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.

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

The Company presents unrecognized tax benefits as a reduction to deferred tax asset where a net operating loss, a similar tax loss, or a tax credit carryforward that are available, under the tax law of the applicable jurisdiction, to offset any additional income taxes that would result from the settlement of a tax position.

Stock-Based Compensation

The Company measures and recognizes compensation expense for its equity classified stock-based awards, including stock-based option awards and restricted stock units (“RSUs”) under the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) based on estimated fair values on the grant date. The Company calculates the fair value of stock-based option awards on the date of grant using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. The computation of expected volatility is based on historical volatility of the Company’s shares. The expected option term is calculated using the simplified method, as the Company concludes that its historical share option exercise experience does not provide a reasonable basis to estimate its expected option term. The interest rate for periods within the expected term of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company’s expected dividend rate is zero since the Company does not currently pay cash dividends on its shares and does not anticipate doing so in the foreseeable future. Each of the above factors requires the Company to use judgment and make estimates in determining the percentages and time periods used for the calculation. If the Company were to use different percentages or time periods, the fair value of stock-based option awards could be materially different. Stock-based compensation expense for RSUs is measured based on the fair value of the Company’s ordinary shares on the date of grant. The Company recognizes stock-based compensation cost for option awards and RSUs on a straight-line basis over the employee’s requisite service period (primarily a four-year period), net of estimated forfeitures.

Liability classified stock-based awards which are deemed to have a substantive cash settlement feature are measured at each reporting date, based on their fair value until the awards are settled. Compensation costs for these awards are expensed over the requisite service period and adjusted for changes in fair value prorated for the portion of the requisite service period rendered.

Earnings per Share

Basic earnings per share is computed by dividing net income (loss) attributable to ordinary shareholders of Stratasys Ltd., including adjustment of redeemable non-controlling interest to its redemption amount, by the weighted average number of ordinary shares (including fully vested RSUs) outstanding for the reporting periods.

In computing the Company’s diluted earnings per share, the numerator used in the basic earnings per share computation is adjusted for the dilutive effect, if any, of the Company’s deferred payments liability revaluation to it fair value, as it may be settled in shares that would result from the assumed issuance of potential ordinary shares. The denominator for diluted earnings per share is a computation of the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Potential dilutive shares outstanding include the dilutive effect of in-the-money options and unvested restricted stock units (“RSUs”) using the treasury stock method, as well as presumed share settlement of the Company’s deferred payments liability and other retention settlements in connection with the acquisitions.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restructuring

The Company may incur restructuring charges in connection with certain initiatives designed to adjust the Company's cost and operating structure and improve efficiencies across the Company to better align with the Company’s long-term strategic initiatives and overall market conditions. Restructuring charges include employee severance and associated termination costs related to the reduction of workforce, costs related to facilities closures, impairment charges of long-lived assets and contract termination costs. Restructuring charges for employees’ termination costs are recognized when the required actions to execute the restructuring initiative were performed and the initiatives are probable and costs are estimable. Restructuring charges for facilities and contract terminations are recognized when the Company ceased using the rights conveyed by the contract. Significant judgments and estimates are involved in estimating the impact of restructuring plans on the Company’s consolidated financial statements. Actual results may differ materially from these estimates.

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

Concentration of credit risk with respect to accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, the Company seeks to mitigate its credit exposures to its accounts receivable by credit limits, credit insurance, ongoing credit evaluation and account monitoring procedures.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no net effect on previously reported results of operations.

Recently Issued Accounting Pronouncements

In January 2017, the FASB issued an ASU which eliminates the requirement to determine the implied fair value of the reporting unit’s goodwill by measuring the reporting unit’s assets and liabilities at fair value in a hypothetical analysis as if the reporting unit was acquired in a business combination, as part of the second step of goodwill impairment testing. Under the new guidance, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The new ASU is effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for annual or interim goodwill impairment testing performed after January 1, 2017. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In November 2016, the FASB issued an ASU which requires entities to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The ASU is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2017. Early adoption is permitted and should be adopted retrospectively. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated statements of cash flows.

In October 2016, the FASB issued an ASU which eliminates the exception for an intra-entity transfer of an asset other than inventory. This ASU requires that the income tax consequences of an intra-entity asset transfer other than inventory are recognized at the time of the transfer, rather than when the transferred asset is sold to a third party or otherwise recovered through use. The ASU is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2017. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In March 2016, the FASB issued an ASU which simplifies certain aspects of the accounting for share-based payments, including accounting for income taxes, classification of awards as either equity or liabilities, classification on the statement of cash flows as well as allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur. The ASU is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2016 and all amendments of the ASU that apply must be adopted in the same period. The Company is currently evaluating the effect that adoption of this ASU will have on its consolidated financial statements.

In February, 2016, the FASB issued a new ASU which revises lease accounting guidance. Under the new guidance, lessees will be required to recognize a right-of-use asset and a lease liability for all leases, other than leases that meet the definition of a short-term lease. The liability and the right-of-use asset arising from the lease will be measured as the present value of the lease payments. The new standard is effective for fiscal year beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition approach. The Company is currently evaluating the impact of the adoption of the new lease accounting guidance on its consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede the current revenue recognition guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle of the new revenue recognition standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue recognition standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. This standard may be applied retrospectively to each prior period presented (“full retrospective approach”) or retrospectively with the cumulative effect recognized as of the date of adoption (“modified retrospective approach”). The Company has developed a project plan to analyze the potential impact this guidance will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluates potential differences that would result from applying the requirements under the new guidance. Based on the analysis conducted to date, the Company expects to adopt this standard using the modified retrospective approach and is still currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Acquisitions and Other Significant Business Activities

Year ended December 31, 2016

Investment in associated company

In June 2016, the Company made an additional investment in the equity interests of a third party entity which offers AM solutions. The Company increased its interest in the third party entity from 10% to approximately 40% and has the ability to exercise significant influence over the third party entity and therefore accounts for this investment under the equity method of accounting. This investment is presented as other non-current asset in the Company’s consolidated balance sheets.

Borrowing Agreement

In December 2016, the Company entered into a secured loan agreement with Bank Hapoalim Ltd (the “Bank Loan”). Pursuant to the Bank Loan the Company borrowed $26 million initially and secured a credit line for an additional $24 million (the “Credit Line”). The Bank Loan will mature in December 2023 and is payable in equal consecutive quarterly principal installments of principal and accrued interest. The repayment of the Bank Loan was secured by a first priority lien in the name of the lender on all of the Company’s rights to its new headquarters property in Rehovot, Israel and it contains certain subjective acceleration clauses. The Bank Loan bears interest at the rate of LIBOR plus 3.35%. As of December 31, 2016, the Company had not utilized the Credit Line.

Year ended December 31, 2015

Transaction in China

On February 10, 2015, the Company acquired in consideration for cash certain assets and assumed certain liabilities of Intelligent CAD/CAM Technology Ltd., a Hong Kong company. This acquisition was aimed to enable the Company expand its operations in the Chinese market.

Financial information giving effect to this business combination has not been provided, as the acquisition is not material.

New Facility in Israel

In April 2015, the Company purchased the rights to land and a new building complex under construction in Rehovot, Israel (the “new Rehovot Property”). The new Rehovot Property includes approximately 26,300 square meters (approximately 283,900 square feet) of new buildings complex under construction and additional building rights for approximately 21,800 square meters (approximately 235,400 square feet). The new Rehovot Property, which will contain two buildings, houses the Company’s Israeli headquarters, research and development facilities and certain marketing activities. The Company entered into the first building of its new Rehovot Property during January, 2017. As of December 31, 2016 the Company invested in the new Rehovot Property and its related equipment approximately $58.4 million.

Restructuring plan

In April 2015, the Company initiated certain restructuring actions that are intended to focus efforts on adjusting its cost and operating structure to better align with the market environment, improving and iterating products, developing new 3D printing solutions and expanding its presence in the market. These restructuring actions included a reduction in the Company’s global workforce, consolidation of certain facilities, closing of three retail stores and other actions designed to streamline the Company’s operations and better position itself for market penetration.

During 2015 the Company incurred restructuring charges of $26.2 million, including $10.4 million charges related to workforce reductions and $15.8 million charges related to facilities consolidation (primarily MakerBot’s facilities), impairments of associated long-lived assets and other related costs. $9.9 million, $1.5 million and $14.8 million of these restructuring charges were included in cost of sales, research and development, net and selling, general and administrative expenses, respectively. Payments for one-time termination benefits in connection with these initiatives were substantially completed in 2016.

During 2016, the Company continued to rationalize its business and executed specific actions in order to achieve its strategic objectives and to improve operating efficiencies in light of the ongoing market environment. The Company incurred charges of $6.6 million in connection with these initiatives.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RTC Rapid Technologies Transaction

On July 1, 2015 the Company acquired in consideration for cash 100% of the outstanding shares of RTC Rapid Technologies GmbH (“RTC”), which is a key channel partner in Germany. This acquisition was aimed to strengthen the Company’s presence in Germany, Switzerland and Austria, and enable the Company to offer full suite of Stratasys 3D printing solutions and services to the installed base of RTC.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

Termination of Credit Facility

In September 2015, the Company terminated its $250 million five-year revolving credit facility under the credit agreement, dated November 7, 2013, with Bank of America, N.A., or BofA, as administrative agent and swing line lender, and the other lenders party thereto (the “Revolving Credit Facility”). In connection with the termination of the Revolving Credit Facility, the Company repaid all of its outstanding short-term debt thereunder, in an amount of approximately $175 million. That payment was made from the Company’s available cash balances. As a result of the termination of its short-term debt under the Revolving Credit Facility, the Company recorded additional financial expense of $2.7 million which included write-off of unamortized deferred issuance costs and fees paid for certain creditors and other third parties.

Year ended December 31, 2014

Solid Concepts Transaction

On July 14, 2014 (the “Solid Concepts transaction date”), the Company completed the acquisition of 100% of the outstanding shares of Solid Concepts Inc. (“Solid Concepts”), an independent additive manufacturing service bureau for total consideration of approximately $185.4 million. This transaction has enabled the Company to expand its existing digital manufacturing printed parts services and to create a leading strategic platform to meet a broad range of customers’ additive manufacturing needs and provide opportunities to leverage manufacturing services capabilities.

In exchange for 100% of the outstanding shares of Solid Concepts, the Company issued 978,601 ordinary shares, paid cash upon closing and was obligated to pay an additional holdback cash payment deferred for six months, which was paid in January 2015. In addition, the Company is obligated to pay additional deferred payments in three separate annual installments after the Solid Concepts transaction date (“Deferred payments”). Subject to certain requirements for cash payments, the Company retains the discretion to settle the Deferred payments in its shares, cash or any combination of the two. The Deferred payments are also subject to certain adjustments based on the Company’s share price. The first and second annual installments of the Deferred payments were settled during the third quarter of 2015 and 2016, respectively.

The Solid Concepts transaction was accounted for in accordance with ASC Topic 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer. The following table summarizes the fair value of the consideration transferred to Solid Concepts stockholders for the Solid Concepts transaction:

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the third quarter of 2016, the Company issued 152,633 ordinary shares valued at $3.1 million and paid cash of $0.4 million to settle the second annual installment of the Deferred payments. During the third quarter of 2015, the Company issued 118,789 ordinary shares valued at $4.1 million and paid cash of $0.9 million to settle the first annual installment of the Deferred payments. As of December 31, 2016 the fair value of the remaining Deferred payment was $2.6 million. As of December 31, 2016, the total amount of the remaining deferred payments, which does not reflect a discount for lack of marketability, was approximately $2.8 million, based on the Company’s share price as of that date.

The fair value of the Deferred payments is primarily linked to the Company’s share price. An increase of 10% in the Company’s share price as of December 31, 2016 would have increased the fair value of the remaining deferred payments by $0.3 million.

In addition, changes in Level 3 inputs that were used in the fair value calculation might change the fair value of the deferred payments. A decrease of 10% in the Company’s share price volatility used in the calculation for discount for lack of marketability as of December 31, 2016 would increase the fair value of the Company’s Deferred payments liability by approximately $0.2 million.

During the years ended December 31, 2016, 2015 and 2014, the Company recorded a gain of $0.9 million, $23.7 million and $7.9 million, respectively, due to the revaluation of the Deferred payments under Change in fair value of obligations in connection with acquisitions in the Company’s consolidated statements of operations and comprehensive loss.

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

The first and second annual installments of the deferred retention payments were settled during the third quarter of 2015 and 2016, respectively. During the third quarter of 2015, the Company issued 117,611 ordinary shares valued at $4.1 million and paid cash of $2.8 million to settle the first annual installment of the deferred retention payments. During the third quarter of 2016, the Company issued 103,112 ordinary shares valued at $2.1 million and paid cash of $1.9 million to settle the second annual installment of the deferred retention payments. Based on the Company’s share price as of December 31, 2016, the total remaining deferred retention payments will amount to approximately $3.5 million.

The Company recorded an expense of $0.9 million, a gain of $0.1 million and an expense of $13.1 million for the years ended December 31, 2016, 2015 and 2014, respectively, in connection with the deferred retention payments liability.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Solid Concepts transaction date, prior to goodwill and other intangibles impairment. The allocation of the purchase price to assets acquired and liabilities assumed was as follows:

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

During the year ended December 31, 2015, the Company recorded impairment charges of $12.4 million in order to reduce the carrying amount of intangible assets related to customer relationships to their estimated fair value. During the year ended December 31, 2016, the Company recorded additional impairment charges of $9.9 million in order to reduce the carrying amount of these intangible assets to their estimated fair value. As a result, the remaining weighted average useful of the intangible assets related to customer relationships was changed to 6.0 years. For further information refer to note 8.

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

Unaudited supplemental pro forma combined results of operations:

Year ended December 31, 2014
(U.S. $ in thousands, except
per share data)
Net sales	$785,385
Net loss attributable to Stratasys Ltd.	(106,924)
Net loss per ordinary share attributable to Stratasys Ltd.- basic and diluted	$(2.12)

Adjustments for the unaudited supplemental pro forma combined results of operations are as follows:

Year ended December 31, 2014
(U.S. $ in thousands)
Adjustments due to amortization of intangibles	$2,261
Adjustments due to retention bonuses	(266)
Adjustments due to expenses related to business combination	(26,012)
Adjustments due to financial expenses related to Solid Concepts
debts	(406)
Taxes related adjustments to the supplemental pro forma	10,513
$(13,910)

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GrabCAD transaction

On September 22, 2014, the Company acquired 100% of the outstanding shares of GrabCAD Inc. (“GrabCAD”), which operates GrabCAD Workbench, a cloud based 3D computer aided-design (“CAD”) collaboration platform enabling engineering teams to manage, share and view CAD files as well as enhancing collaboration tools and improving accessibility relating to 3D CAD content.

The acquisition of GrabCAD was aimed to contribute accelerated innovation and increased value to a growing universe of customers seeking to utilize 3D printing solutions in the 3D ecosystem.

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

This transaction, together with the Solid Concepts transaction was aimed to enable the Company to expand its existing digital manufacturing printed parts services and to enhance its expertise in parts production, as well as materials and systems know-how. Under the terms of the definitive agreement with Harvest, certain of Harvest’s employees may also qualify for certain retention-related payments.

Financial information giving effect to this business combination has not been provided as the acquisition is not material.

MakerBot Europe transaction

On August 1, 2014 the Company acquired certain assets and liabilities of HAFNER’S BÜRO, which is MakerBot’s reseller in Germany. This acquisition enabled the Company to expand its desktop 3D printing operations throughout the European market.

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

Interfacial Solutions transaction

In April 2014, the Company acquired certain assets and liabilities of Interfacial Solutions LLC (“Interfacial Solutions”), a privately held provider of thermoplastics research and development and production services. This transaction was designed to strengthen the Company’s materials research and development skills and enable it to become vertically integrated in material development and manufacturing and also increase materials production space and capacity.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Fair Value Measurement

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, in its consolidated balance sheets:

	December 31, 2016
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$1,440	$-	$1,440
Foreign exchange forward contracts
designated as hedging instruments	37	-	37

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(48)	-	(48)
Foreign exchange forward contracts
designated as hedging instruments	(61)	-	(61)
Obligations in connection with acquisitions	-	(2,619)	(2,619)
	$1,368	$(2,619)	$(1,251)

	December 31, 2015
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$866	$-	$866
Foreign exchange forward contracts
designated as hedging instruments	23	-	23

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(432)	-	(432)
Foreign exchange forward contracts
designated as hedging instruments	(131)	-	(131)
Obligations in connection with acquisitions	-	(6,991)	(6,991)
	$326	$(6,991)	$(6,665)

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, current and non-current receivables, net investment in sales-type leases, bank loan, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

The following table is a reconciliation of the change for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs, which consist of obligations in connection with acquisitions:

	2016	2015
	(U.S. $ in thousands)
Fair value as of January 1,	$6,991	$35,656
Settlements	(3,500)	(4,994)
Change in fair value recognized in earnings	(872)	(23,671)
Fair value as of December 31,	$2,619	$6,991

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s settlements during 2016 and 2015 of the obligations in connection with acquisitions are related to the deferred payments for the Solid Concepts transaction. Change in fair value recognized in earnings during 2016 includes an unrealized gain of approximately $0.7 million and a realized gain of $0.1 million due to revaluation of the deferred payments in connection with the Solid Concepts transaction. Change in fair value recognized in earnings during 2015 includes approximately $17.5 million unrealized gain and a realized gain of $6.2 million due to revaluation of the deferred payments in connection with the Solid Concepts transaction. For further information on these obligations refer to note 2.

Note 4. Inventories

Inventories consisted of the following:

	December 31,	December 31,
	2016	2015
	(U.S. $ in thousands)
Finished goods	$62,728	$82,219
Work-in-process	2,389	2,944
Raw materials	52,404	38,495
	$117,521	$123,658

Note 5. Net Investment in Sales-type Leases

The Company’s net investment in sales-type leases consisted of the following:

	December 31,	December 31,
	2016	2015
	(U.S. $ in thousands)
Future minimum lease payments receivable	$25,910	$31,858
Less allowance for doubtful accounts	(844)	(682)
Net future minimum lease payment receivable	25,066	31,176
Less unearned interest income	(1,223)	(1,687)
Net investment in sales-type leases	$23,843	$29,489

Future minimum lease payments due from customers under sales-type leases as of December 31, 2016 were as follows:

Year ending December 31,	U.S. $ in thousands
2017	$13,283
2018	7,762
2019	3,217
2020	1,291
2021 and thereafter	357
$25,910

The interest income for sales-type leases is recorded in financial expense, net and amounted to approximately $1.0 million, $1.0 million and $0.8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Property, Plant and Equipment

Property, plant and equipment, net consisted of the following:

	December 31,	December 31,
	2016	2015
	(U.S. $ in thousands)
Machinery and equipment	$128,187	$114,049
Buildings and improvements	121,970	104,818
Computer equipment and software	48,917	48,249
Office equipment, furniture and fixtures	16,393	16,400
Land	19,591	19,674
	335,058	303,190
Accumulated depreciation	(131,327)	(111,348)
	203,731	191,842
Construction work in progress	4,684	10,092
	$208,415	$201,934

Depreciation expenses were $33.8 million, $33.4 million and $26.2 million in the years ended December 31, 2016, 2015 and 2014, respectively.

During the year ended December 31, 2016, the Company recorded impairment charges of $7.0 million, related to certain of its property and equipment assets, of which $5.1 million were related to the Company’s software assets and were classified as selling, general and administrative expenses. The impairment charges were determined due to changes in management’s long-term plans regarding the expected utilization of these assets. During the year ended December 31, 2015, the Company recorded impairment charges of $10.5 million, related to certain of its facilities in the United States.

Note 7. Goodwill

Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2016 and 2015 were as follows:

	2016	2015
	(U.S. $ in millions)
Goodwill as of January 1,	$383.9	$1,323.5
Goodwill impairment charges	-	(942.4)
Goodwill acquired	-	5.4
Translation differences	1.7	(2.7)
Goodwill as of December 31,	$385.6	$383.9

During the fourth quarter of 2016, the Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit.

Following its quantitative assessment, the Company concluded that the fair value of Stratasys-Objet reporting unit exceeds its carrying amount by approximately 5%, with a carrying amount of goodwill assigned to this reporting unit in the amount of $386 million.

When evaluating the fair value of Stratasys-Objet reporting unit the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs into our valuation method. Key assumptions used to determine the estimated fair value include: (a) expected cash flow for 5 years following the assessment date which (including expected revenue growth, costs to produce, operating profit margins and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.1% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 14.0% based on management’s best estimate of the after-tax weighted average cost of capital. If any of these were to vary materially from our plans, we could face impairment of goodwill allocated to this reporting unit in the future.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the fair value of Stratasys-Objet reporting unit by approximately $46 million and $83 million, respectively, and could trigger a potential impairment of its goodwill.

Based on the Company’s assessment as of December 31, 2016, no goodwill was determined to be impaired.

Determining the fair value of Stratasys-Objet reporting unit requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. The Company will continue to monitor the fair value of its Stratasys-Objet reporting unit to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, further significant decline in our share price, changes in management’s business strategy or downward changes of our cash flows projections, warrant further interim impairment testing.

Goodwill impairment charges for the year ended December 31, 2015

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

During the third quarter of 2015, the Company determined that additional indicators of potential impairment existed that required an interim goodwill impairment analysis for all of its reporting units. These indicators included a further significant decline in the Company’s market capitalization for a sustained period and weaker than expected operating results of its reporting units for the third quarter of 2015. These indicators along with certain reorganization initiatives for the Company’s operations and the increased uncertainty in the 3D printing environment resulted in changes of the Company’s near-term cash flows projections. The lower near-term cash flows projections reflected changes in assumptions related to organic revenue growth rates, negative effect of exchange rate differences, costs and operating structure, the expected timing of synergies resulted from acquisitions and the timing of utilization of strategic opportunities in light of the overall weakness in the uncertain 3D printing marketplace. Accordingly, the Company updated its cash flow projections and related assumptions based on the indicators set forth above for each of its reporting units and performed a two-step goodwill impairment test which was completed during the fourth quarter of 2015. The impairment analysis performed as part of the step two of the goodwill impairment test determined that the carrying amount of goodwill assigned exceeded its implied fair value for each of the Company’s reporting units. Therefore, the Company recorded impairment charges in a total amount of $792.0 million in order to reduce the carrying amount of goodwill to its implied fair value for each of its reporting units.

As of December 31, 2015, the remaining goodwill balance was assigned to the Stratasys-Objet reporting unit and there was no remaining goodwill balance assigned to the Company’s other reporting units.

Goodwill impairment charges for the year ended December 31, 2014

During December 2014, the Company determined that certain indicators of potential impairment existed to require an additional interim goodwill impairment analysis for its MakerBot reporting unit. The Company updated its cash flow projections and related assumptions based on the indicators mentioned above and performed the two-step goodwill impairment test. The updated MakerBot reporting unit’s impairment analysis performed as part of step two of the goodwill impairment test determined that the carrying amount of goodwill assigned to the MakerBot reporting unit exceeded its fair value. As a result, the Company recorded a non-tax deductible impairment charge of $102.5 million, in order to reduce the carrying amount of goodwill to its implied fair value.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Other Intangible Assets

Other intangible assets consisted of the following:

	December 31, 2016			December 31, 2015
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$304,766	$(198,632)	$106,134	$306,657	$(157,862)	$148,795
Patents	19,009	(12,257)	6,752	17,785	(10,008)	7,777
Trademarks and trade names	27,819	(16,849)	10,970	32,443	(14,463)	17,980
Customer relationships	106,571	(54,258)	52,313	115,957	(41,708)	74,249
Non-compete agreements	5,874	(5,874)	-	5,874	(5,874)	-
Capitalized software development costs	19,540	(18,251)	1,289	20,010	(17,351)	2,659
In process research and development	-	-	-	1,008	-	1,008
	$483,579	$(306,121)	$177,458	$499,734	$(247,266)	$252,468

Other intangible assets impairment charges for the year ended December 31, 2016

During 2016, the Company assessed the recoverability of certain of its definite-life intangibles assets based on their projected undiscounted future cash flows expected to result from each intangible asset. Based on the results of the recoverability assessment, the Company determined that the carrying values of certain of its intangible assets exceeds their undiscounted cash flows projections and therefore were not recoverable. For those unrecoverable intangible assets that considered to be impaired, the Company recorded impairment charges of $16.9 million during 2016, in order to reduce the carrying amount of those intangible assets to their estimated fair value. Impairment charges of $1.8 million related to developed technology intangible assets were classified as costs of sales, and $15.1 million related to customer relationships, trade names, capitalized software development costs and patents were classified as selling, general and administrative expenses.

For its definite-life intangible assets impairment assessments conducted throughout 2016, the Company used discount rates of 14.0% to 15.0% based on management’s best estimate of the after-tax weighted average cost of capital, which reflected the associated specific risks for each intangible asset’s future cash flows.

In addition, the Company recorded $1 million impairment charge for the full carrying value of its IPR&D project.

Other intangible assets impairment charges for the year ended December 31, 2015

Prior to conducting the quantitative assessments for goodwill impairment of its reporting units during 2015, the Company tested the recoverability of its reporting units' long-lived assets, including its purchased intangible assets.

The Company concluded that the carrying amount of certain of its definite-life purchased intangible assets of its might not be recoverable due to certain indicators of impairment including a significant decline in the Company’s market capitalization for a sustained period, weaker than expected operating results for 2015, certain reorganization initiatives for the Company’s operations and certain technological trends in the additive manufacturing industry, as well as the increased uncertainty in the 3D printing environment.

The Company assessed the recoverability of its definite-life intangibles assets based on their projected undiscounted future cash flows expected to result from each intangible asset. Based on the results of the recoverability assessment, the Company determined that the carrying values of certain of its intangible assets exceeds their undiscounted cash flows projections and therefore were not recoverable. For those unrecoverable intangible assets that considered to be impaired, the Company recorded impairment charges of $260.3 million during 2015, in order to reduce the carrying amount of those intangible assets to their estimated fair value. Impairment charges of $191.2 million related to developed technology intangible assets were classified as costs of sales, and $68.8 million related to customer relationships, trade names and non-compete agreements intangible assets were classified as selling, general and administrative expenses.

For its definite-life intangible assets impairment assessments conducted throughout 2015, the Company used discount rates of 13.0% to 14.0% based on management’s best estimate of the after-tax weighted average cost of capital, which reflected the associated specific risks for each intangible asset’s future cash flows.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, the Company reviewed for impairment its indefinite-life intangible assets, which consists of IPR&D projects. The indicators for the impairment assessment were the weaker than expected operating results and certain reorganization initiatives along with review of the strategic research and development roadmap which resulted in changes in long-term projections. The Company tested for impairment certain of its IPR&D projects, based on its projected discounted future cash flows expected to result, by using the probability-weighted cash flow approach. Based on the results of the impairment assessment, the Company determined that the carrying value of certain of its IPR&D projects exceeded their fair value. Accordingly, the Company recorded impairment charges of $18.2 million, related to its in-process research and development projects, which were classified as research and development expenses, in order to reduce the carrying amount of those intangible assets to their estimated fair value.

Other intangible assets impairment charges for the year ended December 31, 2014

During 2014 the Company evaluated the recoverability of one of its developed technology asset and recorded impairment charges of $11.6 million which were classified as costs of sales. In addition, the Company reviewed for impairment one of its IPR&D projects which resulted in impairment charges of $3.0 million that were classified as research and development expenses.

Amortization expense

Amortization expense relating to intangible assets for the years ended December 31, 2016, 2015 and 2014, was approximately $59.0 million, $75.0 million and $81.9 million, respectively.

As of December 31, 2016, estimated future amortization expense relating to definite life intangible assets for each of the next five years and thereafter were as follows:

Estimated
amortization expense
Year ending December 31,	(U.S. $ in thousands)
2017	$34,722
2018	33,068
2019	32,173
2020	31,826
2021	31,264
Thereafter	14,405
Total	$177,458

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Income Taxes

a. Deferred Tax Assets and Liabilities

The components of the Company’s deferred tax assets and liabilities as of December 31, 2016 and 2015 were as follows:

	December 31,	December 31,
	2016	2015
	(U.S. $ in thousands)
Deferred tax assets
Tax losses carry forwards	$139,914	$87,718
Inventory related	12,124	18,317
Intangibles assets	38,379	31,890
Provision for employee related obligations	3,568	7,672
Stock-based compensation expense	6,040	6,214
Deferred revenue	3,211	3,344
Depreciation	1,140	1,994
Allowance for doubtful accounts	645	776
Foreign currency losses	587	-
Research and development credit carry forwards	9,998	8,355
Other items	1,560	2,223
Gross deferred tax assets	217,166	168,503
Valuation allowance	(201,376)	(152,115)
Total deferred tax assets	$15,790	$16,388

Deferred tax liabilities
Intangibles assets	$(17,053)	$(28,387)
Foreign currency losses	-	(450)
Depreciation	(2,662)	(1,852)
Total deferred tax liabilities	$(19,715)	$(30,689)
Net deferred tax liabilities	$(3,925)	$(14,301)

The Company’s deferred tax assets and liabilities are classified in the consolidated balance sheets as follows:

	December 31,	December 31,
	2016	2015
	(U.S. $ in thousands)
Deferred tax assets (under "Other non-current assets")	$2,027	$1,739
Deferred tax liabilities	5,952	16,040
Net deferred tax liabilities	$(3,925)	$(14,301)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016, the Company had a tax net operating losses carry-forward of approximately $381 million related to its U.S. subsidiaries, resulting in a deferred tax asset of approximately $140 million. As a result of losses incurred by its U.S. subsidiaries in the last few years, and since the near-term realization of these assets is uncertain, the Company provided a full valuation allowance for its deferred tax assets related to its U.S. subsidiaries that are not expected to be realized.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considered all available evidence, including past operating results, the most recent projections for taxable income, and prudent and feasible tax planning strategies. The Company reassess its valuation allowance periodically and if future evidence allows for a partial or full release of the valuation allowance, a tax benefit will be recorded accordingly.

Included in the net deferred tax liability are net operating loss and credit carryovers of $150.6 million which expire in years ending from December 31, 2022 through December 31, 2036.

In addition to the amounts mentioned above, approximately $7.5 million of net operating losses carry-forwards, resulting from tax deductions related to shared-based compensation, are unrecognized on the Company’s consolidated balance sheets. The tax benefits of these deductions will be realized only at the point at which the deductions reduce income taxes payable.

The Company believes that all future profits in its subsidiaries will be indefinitely reinvested or that there is no expectation to distribute any taxable dividends from these subsidiaries. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is estimated as a non-material amount.

b. Provision for Income Taxes

Loss before income taxes for the years ended December 31, 2016, 2015 and 2014 was as follows:

	2016	2015	2014
	(U.S. $ in thousands)
Domestic	$(11,783)	$(635,721)	$25,903
Foreign	(74,576)	(748,110)	(180,621)
	$(86,359)	$(1,383,831)	$(154,718)

The components of income taxes for the years ended December 31, 2016, 2015 and 2014 were as follows:

	2016	2015	2014
	(U.S. $ in thousands)
Current
Domestic	$6,242	$4,564	$10,650
Foreign	(5,310)	8,304	7,989
	932	12,868	18,639

Deferred
Domestic	(9,851)	(18,607)	(5,177)
Foreign	(527)	(4,581)	(48,710)
	(10,378)	(23,188)	(53,887)
Total income taxes	$(9,446)	$(10,320)	$(35,248)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the statutory income tax rate and the effective tax rate for the years ended December 31, 2016, 2015, and 2014 is set forth below:

	2016	2015	2014
Statutory tax rate	25.0%	26.5%	26.5%
Approved and Privileged enterprise benefits	7.0	(0.4)	3.7
Goodwill impairment	-	(15.3)	(17.3)
Revaluation of obligations in connection with acquisitions	-	0.2	3.1
Stock compensation expense	(2.4)	(0.4)	(3.7)
Tax contingencies	(4.7)	(0.3)	1.6
Non-deductible acquisition expenses	(0.2)	(0.1)	(0.1)
Earning taxed under foreign law	34.4	1.4	9.6
Valuation allowance	(57.0)	(11.0)	-
Changes to the prior year’s tax assessment	7.9	-	-
Other	0.9	0.1	(0.6)
Effective income tax rate	10.9%	0.7%	22.8%

For the year ended December 31, 2016, the above rate reconciliation table reflects the Company’s valuation allowance on its US deferred tax assets, offset by the mix of foreign taxable income and loss and an income tax benefit attributable to one of the Company’s foreign subsidiaries that received a favorable tax ruling from the tax authorities.

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

As of December 31, 2016, 2015 and 2014, the Company had unrecognized tax benefits of $18.0 million, $13.9 million and $8.6 million, respectively. If recognized, these benefits would favorably impact the effective tax rate. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	2016	2015	2014
	(U.S. $ in thousands)
Balance at beginning of year	$13,930	$8,552	$10,346
Additions for tax positions related to the current year	4,039	4,116	2,705
Additions for tax positions related to previous years	129	1,987	734
Reduction of reserve for statute expirations	(98)	(725)	(5,233)
Balance at end of year	$18,000	$13,930	$8,552

The Company’s accrual for estimated interest and penalties was $384 thousand as of December 31, 2016. The Company does not expect uncertain tax positions to change significantly over the next twelve months.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c. Basis of taxation:

The enacted statutory tax rates applicable to the Company’s major subsidiaries outside of Israel are as follows:

Company incorporated in the U.S.—tax rate of approximately 35%.
Company incorporated in Germany—tax rate of approximately 28%.
Company incorporated in Hong Kong—tax rate of 16.5%.

A significant portion of the Company’s income after the December 1, 2012 merger date is taxed in Israel. The following is a summary of how the Company’s income is taxed in Israel:

Corporate tax rates in Israel are as follows: 2014 and 2015-26.5%, 2016-25%, 2017-24% and 2018 and thereafter-23%. The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of foreign exchange rate fluctuations (of the NIS in relation to the U.S. dollar) on the Company’s Israeli taxable income.

Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Investment Law”)

Various industrial projects of the Company have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rate, which was 25% in 2016.

The Company is a Foreign Investors Company, or FIC, as defined by the Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Beneficiary Enterprises, depending on the level of foreign ownership. When foreign (non-Israeli) ownership equal or exceeds 90%, the Approved Enterprise and Beneficiary Enterprise income is either tax-exempt for a limit period between two to ten years depending on the location of the enterprise or taxable at a tax rate of 10% for a 10-year period. The Company cannot assure that it will continue to qualify as a FIC in the future or that the benefits described herein will be granted in the future.

In the event of distribution of dividends from the said tax-exempt income during the tax exemption period as described above, the amount distributed will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above, Dividends paid out of income attributed to Approved Enterprise or Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to an Approved or Beneficiary Enterprise) are generally subject to withholding tax at the source at the rate of 15%, unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Investment Law and regulations published thereunder. Should the Company fail to meet such requirements in the future, income attributable to its Approved Enterprise and Beneficiary Enterprise programs would be subject to the statutory Israeli corporate tax rate and the Company would be required to refund a portion of the tax benefits already received with respect to such programs. The refund will be subject to interest and index changes as applicable the law or other monetary penalty.

The Company does not intend to distribute any amounts of its undistributed tax-exempt income as dividends, as it intends to reinvest its tax-exempt income within the Company. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved or Beneficiary Enterprise programs, as the undistributed tax exempt income is essentially permanent in duration.

As of December 31, 2016, tax-exempt income of approximately $180 million is attributable to the Company’s various Approved and Beneficiary Enterprise programs. If such tax exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and taxes of approximately $18 million would be incurred as of December 31, 2016.

A January 2011 amendment to the Investment Law (the “2011 Amendment”) created alternative benefit tracks to those previously in place, as follows: an investment grants track designed for enterprises located in certain development zones and two new tax benefits tracks (“Preferred Enterprise” and “Special Preferred Enterprise”), which provide for application of a unified tax rate to all preferred income of the company, as defined in the Investment Law.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its "Preferred Enterprise" (as such terms are defined in the Investment Law) effective as of January 1, 2011 and thereafter. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance, and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise was located in a certain development zone, in which case the rate was 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 until 2016. In 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a certain development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition for "Special Preferred Enterprise" includes less stringent conditions.

Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20%, or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply. In 2017-2019, dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011:

●

The terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Commitments and Contingencies

a. Commitments

The Company leases certain of its facilities under non-cancellable operating leases, which expire through 2023.

Future minimum annual lease payments under all non-cancelable operating leases with an initial term in excess of one year as of December 31, 2016 are as follows:

Minimum future
operating lease payments
Year ending December 31,	(U.S. $ in thousands)
2017	$8,960
2018	7,589
2019	4,791
2020	4,127
2021	2,990
Thereafter	2,886
31,343

Rent expense for the years ended December 31, 2016, 2015 and 2014 was approximately $14.0 million, $14.3 million and $10.7 million, respectively.

As described in note 2, in December 2016, the Company borrowed $26 million under a secured loan agreement in connection with its new facility in Israel. Future annual principal payments under the Bank Loan debt as of December 31, 2016 are as follows:

Loan pricipal amount
Year ending December 31,	(U.S. $ in thousands)
2017	$3,714
2018	3,714
2019	3,714
2020	3,714
2021	3,714
Thereafter	7,430
26,000

b. Contingencies

Claims Related to Company Equity

On March 4, 2013, five current or former minority shareholders (two of whom were former directors) of the Company filed two lawsuits against the Company in an Israeli central district court. The lawsuits demanded that the Company amend its capitalization table such that certain share issuances prior to the Stratasys-Objet merger to certain of Objet’s shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits also named as defendants Elchanan Jaglom, Chairman of the Company’s board of directors, in one of the lawsuits, Ilan Levin, the Company’s Chief Executive Officer and director, various shareholders of the Company who were also shareholders of Objet, and David Reis, a director.

The lawsuits alleged in particular that a series of investments in Objet during 2002 and 2007 was effected at a price per share that was below fair market value, thereby illegally diluting those shareholders that did not participate in the investments. The plaintiffs also alleged that a portion of the amount invested in those transactions was actually invested by an investor who was already a shareholder of Objet and allegedly acting in concert with Mr. Jaglom, and that the interest of these two shareholders in these transactions was not properly disclosed to the minority shareholders at the time. The lawsuits furthermore claimed that the Company effectively engaged in backdating the issuance of certain shares, in that shares that Objet reported as having been issued in 2006 and 2007 were actually issued at a subsequent date—as late as 2009. The Company filed its statements of defense in May 2013 denying the plaintiffs’ claims. In 2015, the court dismissed the lawsuit of one of the former directors due to lack of cause. In February 2017, the parties reached an agreement pursuant to which all claims were settled at no material cost to the Company. Notice of the settlement was provided to the court with a motion for the dismissal of the suits.

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

On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the Court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. On July 1, 2015, lead plaintiffs filed their consolidated complaint. On August 31, 2015, the defendants moved to dismiss the consolidated complaint for failure to state a claim. The Court heard the motion on December 11, 2015. On June 30, 2016, the Court granted defendants’ motion to dismiss with prejudice and entered judgment in favor of defendants. On July 29, 2016, lead plaintiffs filed a notice of appeal to the United States Court of Appeals for the Eighth Circuit from the Court’s judgment. On September 22, 2016, lead plaintiffs filed the opening initial brief in support of their appeal. On October 24, 2016, defendants filed their answering brief to the appeal. On November 18, 2016, lead plaintiffs filed their reply brief in support of the appeal. Oral arguments for appeal are scheduled for March 9, 2017.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a significant adverse effect on the financial position or profitability of the Company.

Note 11. Equity

a. Share capital

The Company’s issued share capital is composed of ordinary shares at NIS 0.01 par value. Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

As of December 31, 2016, and 2015, there were 52,639 thousands ordinary shares and 52,082 thousands ordinary shares issued and outstanding, respectively. The Company’s ordinary shares are traded in the United States on the Nasdaq Global Select Market under the ticker symbol “SSYS”.

For significant share issuance in connection with business combinations during the years ended December 31, 2016, 2015 and 2014, refer to note 2.

b. Stock-based compensation plans

The Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective upon closing of the Stratasys-Objet merger, provides for the grant of options, restricted shares, restricted share units (“RSUs”) and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2012 plan, options and RSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable and RSUs are vested over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuing service to the Company. As of December 31, 2016, 3.0 million shares were available for equity awards under the 2012 plan. On January 1, 2017, the reserve pool under the 2012 plan was automatically increased by 0.5 million shares.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock options

A summary of the stock option activity for the year ended December 31, 2016 is as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of December 31, 2015	2,449,742	$39.73
Granted	559,340	23.03
Exercised	(119,564)	9.91
Forfeited	(274,057)	42.74
Options outstanding as of December 31, 2016	2,615,461	$37.21
Options exercisable as of December 31, 2016	1,426,304	$38.63

The following table summarizes information about stock options outstanding at December 31, 2016:

			Options Outstanding			Options Exercisable
			Outstanding	Weighted- Average		Exercisable
			options at	Remaining	Weighted- Average	options at	Weighted- Average
Range of			December 31,	Contractual	Exercise	December 31,	Exercise
Exercise Prices			2016	Life in Years	Price	2016	Price
$2.21	-	$22.16	666,353	2.21	$11.03	$604,717	$10.04
23.41	-	25.50	663,895	6.17	23.93	100,661	25.10
29.37	-	45.00	654,586	7.29	34.99	247,231	35.14
$46.87	-	$120.51	630,627	4.19	81.16	473,695	79.82
			2,615,461	$4.96	$37.21	1,426,304	$38.63

Aggregate intrinsic
value (U.S. $ in
thousands)			$4,100			$4,082

As of December 31, 2016, the weighted-average remaining contractual life of exercisable options was 3.6 years. The total intrinsic value of options exercised during 2016, 2015 and 2014 was approximately $1.5 million, $4.6 million and $55.6 million, respectively.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2016, 2015 and 2014. The following assumptions were applied in determining the options’ fair value on their grant date:

	2016	2015	2014
Risk-free interest rate	1.1%-1.5%	1.6% - 1.9%	1.3% - 2.0%
Expected option term (years)	5.2-6.0	6.0	4.2 - 6.5
Expected share price volatility	53.6%-56.1%	50.1%-53.5%	45.8% - 47.6%
Dividend yield	-	-	-
Weighted average grant date fair value	$12.36	$15.49	$60.82

As of December 31, 2016, the Company had 1.2 million unvested options. As of December 31, 2016, the unrecognized compensation cost related to all unvested, equity-classified stock options of $13.0 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.5 years.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Stock Units

A summary of the Company’s RSUs activity for the year ended December 31, 2016 is as follows:

		Weighted Average
		Grant Date Fair
	Number of RSUs	Value
Unvested RSUs outstanding as of December 31, 2015	559,124	$81.35
Vested	(184,621)	94.36
Forfeited	(106,747)	81.90
Unvested RSUs outstanding as of December 31, 2016	267,756	$72.17

The total vesting-date value of equity classified RSUs vested during 2016 was $3.5 million. As of December 31, 2016, the unrecognized compensation cost related to all unvested equity classified RSUs of $11.5 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 1.9 years.

Stock-based compensation expense for stock options and equity classified RSUs included in the Company’s Statements of Operations were allocated as follows:

	2016	2015	2014
	(U.S. $ in thousands)
Cost of sales	$2,780	$5,381	$4,493
Research and development, net	4,768	5,759	4,862
Selling, general and administrative	13,225	18,870	20,852
Total stock-based compensation expenses	$20,773	$30,010	$30,207

c. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive loss, net of taxes for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31, 2016
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
		U.S. $ in thousands
Balance as of January 1, 2016	$(107)	$(10,667)	$(10,774)
Other comprehensive loss before
reclassifications	523	(2,788)	(2,265)
Amounts reclassified from accumulated
other comprehensive loss	(440)	-	(440)
Other comprehensive income (loss)	83	(2,788)	(2,705)
Balance as of December 31, 2016	$(24)	$(13,455)	$(13,479)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2015
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
		U.S. $ in thousands
Balance as of January 1, 2015	$(1,243)	$(2,404)	$(3,647)
Other comprehensive loss before
reclassifications	(288)	(8,263)	$(8,551)
Amounts reclassified from accumulated
other comprehensive loss	1,424	-	$1,424
Other comprehensive income (loss)	1,136	(8,263)	(7,127)
Balance as of December 31, 2015	$(107)	$(10,667)	$(10,774)

	Year ended December 31, 2014
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Other	Total
	(U.S. $ in thousands)
Balance as of January 1, 2014	$153	$1,922	$(167)	$1,908
Other comprehensive income before
reclassifications	(2,222)	(4,326)	—	(6,548)
Amounts reclassified from accumulated
other comprehensive income	826	—	167	993
Other comprehensive income (loss)	(1,396)	(4,326)	167	(5,555)
Balance as of December 31, 2014	$(1,243)	$(2,404)	$—	$(3,647)

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		December 31,	December 31,	December 31,	December 31,
	Balance sheet location	2016	2015	2016	2015
		(U.S. $ in thousands)
Assets derivatives -Foreign exchange contracts, not
designated as hedging instruments	Other current assets	$1,440	$866	$39,982	$54,586
Assets derivatives -Foreign exchange contracts,
designated as cash flow hedge	Other current assets	37	23	8,348	2,700
Liability derivatives -Foreign exchange contracts, not	Accrued expenses and
designated as hedging instruments	other current liabilities	(48)	(432)	13,273	35,036
Liability derivatives -Foreign exchange contracts,	Accrued expenses and
designated as cash flow hedge	other current liabilities	(61)	(131)	7,534	13,682
		$1,368	$326	$69,137	$106,004

As of December 31, 2016, the Company had in effect foreign exchange forward contracts, not designated as hedging instruments, for the conversion of $33.3 million, $8.9 million and $11.1 million into Euro, NIS and Japanese Yen, respectively. These derivatives are primarily used to reduce the exposure of foreign currency fluctuations on certain balance sheet items. With respect to such derivatives, gains of $2.1 million and $4.9 million were recognized under financial expense, net for the years ended December 31, 2016 and 2015, respectively. Such gains partially offset the revaluation losses of the balance sheet items, which are also recognized under financial expense, net.

As of December 31, 2016 and 2015, the Company had in effect foreign exchange forward contracts for the conversion of $15.9 million and $16.4 million, respectively, into NIS. These foreign exchange forward contracts were designated as cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss. These contracts mature through June, 2017.

Note 13. Entity-Wide Disclosure

Net sales by geographic area were as follows*:

	Year ended December 31,
	2016	2015	2014
	(U.S. $ in thousands)
North America (primarily the United States)	$399,870	$413,017	$405,880
EMEA	137,924	148,169	183,462
Asia Pacific	122,998	122,257	150,475
Other	11,666	12,552	10,312
	$672,458	$695,995	$750,129

*Net sales are attributed to geographic areas based on the location of a customer.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment by geographical area were as follows:

	December 31,
	2016	2015
	(U.S. $ in thousands)
United States	$91,230	$101,272
EMEA	108,978	94,890
Asia Pacific	7,543	5,030
Other	664	742
	$208,415	$201,934

Property, plant and equipment that were located in Israel amounted to $92.1 million and $77.0 million for the years ended December 31, 2016 and 2015, respectively, and are included under the EMEA region in the above table.

No single customer accounted for 10% or more of the Company’s total net sales, or the Company’s net accounts receivable, in any fiscal year presented.

Note 14. Retirement Plans and Employee Rights Upon Termination

Israeli law generally requires the Company to pay a severance payment upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company makes ongoing deposits into its Israeli employee pension plans to fund their severance liabilities. According to the general collective pension agreement in Israel, Company deposits with respect to employees who were employed by the Company after the agreement took effect are made in lieu of the Company’s severance liability, therefore, no obligation is provided for in the Company’s consolidated financial statements.

Severance pay liabilities with respect to Israeli employees who were employed by the Company prior to the collective pension agreement effective date, as well as employees who have special contractual arrangements, are provided for in the Company’s consolidated financial statements based upon the number of years of service and their latest monthly salary. The Company’s liabilities for those Israeli employees, in the amounts of $3.7 million and $3.8 million as of December 31, 2016 and 2015, respectively, are presented as other non-current liabilities in the Company’s consolidated balance sheets. The liability is funded in part from the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the Company’s consolidated balance sheets under other non-current assets. As of December 31, 2016 and 2015, the Company had $2.7 million deposited in these insurance policies and pension funds. These policies are the Company’s assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited.

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

For its employees in the United States the Company has a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) that covers eligible U.S. employees as defined in the Plan. Participants may elect to contribute up to 50% of pre-tax annual compensation, as defined by the Plan, up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal to the lesser of $3,000 or 4% of the participant’s annual compensation. For the years ended December 31, 2016, 2015 and 2014, the Company made 401(k) Plan contributions of approximately $3.8 million, $4.2 million and $2.8 million, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Earnings per Share

The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2016	2015	2014
	(In thousands, except per share amounts)
Numerator:
Net loss attributable to Stratasys Ltd.	$(77,219)	$(1,372,835)	$(119,420)
Adjustment of redeemable non-controlling interest to redemption amount	-	(1,800)	-
Net loss attributable to Stratasys Ltd. for basic loss per share	(77,219)	(1,374,635)	(119,420)

Adjustment of deferred payments liability revaluation	(830)	-	-
Net loss attributable to Stratasys Ltd. for diluted loss per share	(78,049)	(1,374,635)	(119,420)

Denominator:
Add:
Weighted average shares – denominator for basic net loss per share	52,330	51,592	50,019
Add:
Shares settlement presumed for deferred payments liability	252	-	-
Denominator for diluted loss per share	52,582	51,592	50,019
Net loss per share
Basic	$(1.48)	$(26.64)	$(2.39)
Diluted	$(1.48)	$(26.64)	$(2.39)

The computation of diluted net loss per share for the years ended December 31, 2016, 2015 and 2014 excluded share awards of 3.1 million, 3.8 million and 2.4 million, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Years ended December 31, 2016, 2015, and 2014 (U.S. $ in thousands):

COLUMN A	Column B	Column C - Additions		Column D	Column E

		Charged
	Balances at	to	Charged to		Balances
	beginning	costs and	other		at end
Description	of period	expenses	accounts	Deductions	of period
Reserve for bad debts and allowances
Year ended December 31, 2016	$1,357	$991	$-	$661	$1,687

Year ended December 31, 2015	$1,477	$514	$-	$634	$1,357

Year ended December 31, 2014	$1,987	$958	$-	$1,468	$1,477

Valuation allowances on deferred tax assets
Year ended December 31, 2016	$152,115	$49,261	$-	$-	$201,376

Year ended December 31, 2015	$-	$152,115	$-	$-	$152,115

S-1

ITEM 19. EXHIBITS.

Please see the exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

STRATASYS LTD.

/s/ Ilan Levin
Ilan Levin
Chief Executive Officer
March 9, 2017

EXHIBIT INDEX

Exhibit
Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd. (1)

1.2	Memorandum of Association of Stratasys Ltd. (2)

2.1	Specimen ordinary share certificate of Stratasys Ltd. (3)

4.1	Stratasys Ltd. (formerly known as Objet Geometries Ltd.) Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan(4)

4.2.1	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (5)

4.2.2	Amendment to Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (6)

4.3	Form of Indemnification Agreement by and between Stratasys Ltd. and each of its directors and executive officers (7)

4.4	Employment Agreement, dated June 27, 2011, by and between Stratasys Ltd. (formerly known as Objet Ltd.) and Ilan Levin (8)

4.5	OEM Purchase and License Agreement, effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and Ricoh Printing Systems America, Inc. (9)

4.6	Assignment, dated October 23, 1989, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for an apparatus and method for creating three-dimensional objects (10)

4.7	Assignment, dated June 5, 1992, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a modeling apparatus for three dimensional objects (10)

4.8	Assignment, dated June 1, 1994, from S. Scott Crump, James W. Comb, William R. Priedeman, Jr., and Robert Zinniel to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a process and apparatus of support removal for three-dimensional modeling (10)

4.9	Stratasys Ltd. Compensation Policy for Executive Officers and Directors (11)

8.1	Subsidiary List of Stratasys Ltd.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm

101	The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2016 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2016 and 2015; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2016, 2015 and 2014; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

____________________

(1)	Incorporated by reference to Appendix A to the registrant’s proxy statement for its February 3, 2015 extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 6, 2015

(2)	Incorporated by reference to Exhibit 3 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(3)	Incorporated by reference to Exhibit 4 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(4)	Incorporated by reference to Exhibit 10.7 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(5)	Incorporated by reference to Exhibit 10.8 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(6)	Incorporated by reference to Proposal 3 of the registrant’s proxy statement for its February 2013 extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 28, 2013

(7)	Incorporated by reference to Exhibit 10.9 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(8)	Incorporated by reference to Exhibit 10.9 to the registrant’s registration statement on Form F-4, SEC File No. 33-99108) filed with the SEC on June 8, 2012

(9)	Incorporated by reference to Exhibit 10.10 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012#

(10)	Incorporated by reference to Amendment No. 1 to Stratasys, Inc.’s registration statement on Form SB-2 (SEC File No. 333- 99108) filed with the SEC on December 20, 1995

(11)	Incorporated by reference to Appendix B to the registrant’s proxy statement for its February 3, 2015 extraordinary general meeting of shareholders, attached as Exhibit 99.2 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 6, 2015

# Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.