Form 20-F
period 2017-12-31
STRATASYS LTD.
filed 2018-02-28
CIK 1517396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

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

53,630,699 Ordinary Shares, NIS 0.01 nominal value, at December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging Growth Company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting
US GAAP ☒	Standards as issued	Other ☐
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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the extent of our success at introducing new or improved products and solutions that gain market share;
●	the extent of growth of the 3D printing market generally;
●	impairments of goodwill or other intangible assets in respect of companies that we acquire;
●	changes in our overall strategy, including as related to any reorganization activities and our capital expenditures;
●	the impact of shifts in prices or margins of the products that we sell or services we provide;
●	the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;
●	the impact of competition and new technologies;
●	global market, political and economic conditions, and in the countries in which we operate in particular;
●	government regulations and approvals;
●	litigation and regulatory proceedings;
●	infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;
●	the extent of our success at maintaining our liquidity and financing our operations and capital needs;
●	impact of tax regulations on our results of operations and financial condition; and
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

USE OF TRADE NAMES

Unless the context otherwise indicates or requires, “Stratasys,” “Objet,” “PolyJet,” “Connex,” “J750,” “FDM,” “Fortus,” “Fortus 900mc,” “Fortus 450mc,” “Fortus 380mc,” “F123 Series,” “F370,” “Stratasys Direct Manufacturing,” “SDM,” “Solidscape,” “SolidJet,” “SCP,” “GrabCAD,” “GrabCAD Print,” “GrabCAD Community,” “Robotic Composite,” “Infinite-Build,” “MakerBot,” “Thingiverse,” “Replicator,” and all product names and trade names used by us in this annual report are our trademarks and service marks, which may be registered in certain jurisdictions. Although we have omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved. Furthermore, the Stratasys Signet design logo is our property. This annual report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

●

references to “Stratasys,” “our company,” “the Company,” “the combined company,” “the registrant,” “we,” “us,” and “our” refer to Stratasys Ltd. (formerly known as Objet Ltd.), and its consolidated subsidiaries;

●

references to “Objet” generally refer to Objet Ltd. and its consolidated subsidiaries prior to the effective time of the Stratasys- Objet merger on December 1, 2012. We may also use “Objet” to refer to the line of products previously sold by Objet Ltd. and the related current, ongoing operations that have continued following the Stratasys-Objet merger.

●

references to “Stratasys, Inc.” generally refer to Stratasys, Inc., a Delaware corporation, and its consolidated subsidiaries prior to the effective time of the Stratasys-Objet merger, but sometimes (as the context requires) refer to the current, ongoing operations of our Stratasys, Inc. subsidiary;

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

●

references to the “Stratasys-Objet merger agreement” refer to the Agreement and Plan of Merger, dated as of April 13, 2012, as amended, by and among Stratasys, Inc.; Objet Ltd.; Seurat Holdings Inc., a Delaware corporation and an indirect, wholly- owned subsidiary of Objet (“Holdco”); and Oaktree Merger Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Holdco, pursuant to which the merger was consummated;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

The below historical selected consolidated statement of operations data for the years 2017, 2016, and 2015, and the selected consolidated balance sheet data at December 31, 2017 and 2016 have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The below selected consolidated statements of operations data for 2014 and 2013, and the selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013, have been derived from our previously reported audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements and accompanying notes and “Operating and Financial Review and Prospects” appearing in Item 5 of this annual report, and are qualified entirely by reference to such consolidated financial statements. Our historical results set forth herein are not necessarily indicative of our future results.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(U.S. $ in thousands, except per share data)
Statement of Operations Data:
Net sales	$668,362	$672,458	$695,995	$750,129	$484,403
Gross profit	322,777	317,306	102,172	362,394	226,173
Research and development expense, net	96,237	97,778	122,360	82,270	52,310
Selling, general and administrative expense	255,685	307,114	434,619	351,993	202,040
Goodwill impairment	-	-	942,408	102,470	-
Change in fair value of obligations in connection with acquisitions	1,378	(872)	(23,671)	(26,150)	754
Operating loss	(30,523)	(86,713)	(1,373,544)	(148,189)	(28,931)
Net loss	(40,459)	(77,621)	(1,373,511)	(119,470)	(26,907)
Net loss attributable to Stratasys Ltd.	(39,981)	(77,219)	(1,372,835)	(119,420)	(26,954)
Net loss per basic share attributable to Stratasys Ltd.	(0.75)	(1.48)	(26.64)	(2.39)	(0.64)
Weighted average basic shares outstanding	52,959	52,330	51,592	50,019	42,079
Net loss per diluted share attributable to Stratasys Ltd.	(0.75)	(1.48)	(26.64)	(2.39)	(0.68)
Weighted average diluted shares outstanding	52,959	52,582	51,592	50,019	42,099
Balance Sheet Data:
Working capital*	451,614	388,428	374,346	546,062	714,404
Total assets*	1,379,750	1,366,049	1,414,356	2,899,107	2,782,221
Equity	1,132,507	1,135,998	1,188,801	2,531,239	2,499,787

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

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually materializes, our business, financial condition and results of operations could suffer and the price of our shares could decline.

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

The operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market place or the expectations of securities analysts or investors, the market price of our ordinary shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below and those identified throughout this “Risk Factors” section:

●	the degree of market acceptance of our products and services;
●	the mix of products and services that we sell during any period;
●	long sales cycles;
●	changes in our overall strategy, such as related to our cost reduction and reorganization activities and our capital expenditures;
●	unforeseen liabilities or difficulties in integrating our acquisitions;
●	changes in the amount that we spend to develop, acquire or license new products, consumables, technologies or businesses;
●	changes in the amounts that we spend to promote our products and services;
●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;
●	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;
●	development of new competitive products and services by others;
●	difficulty in predicting sales patterns and reorder rates that may result from multi-tier distribution strategy associated with new product categories such as entry level desktop 3D printers;
●	impairment charges that we may be required to record in respect of our goodwill and/or other long-lived assets;
●	Potential cyber attacks against, or other breaches to, our information technologies systems;
●	litigation or threats of litigation, including intellectual property claims by third parties;
●	changes in accounting rules and tax laws;
●	tax benefit that we may record due to partial or full release of valuation allowances against our deferred tax assets;
●	the geographic distribution of our sales;
●	our responses to price competition;

●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

●	changes in dollar-shekel and dollar-Euro exchange rates that affect the value of our net assets, revenues and expenditures from and/or relating to our activities carried out in those currencies; and

●	the level of research and development activities by our company.

Due to all of the foregoing factors, and the other risks discussed in this annual report, you should not rely on quarter-over-quarter and year-over-year comparisons of our operating results as an indicator of our future performance.

If demand for our products and services does not grow as expected, our revenues may stagnate or decline and our profitability may be adversely affected.

The commercial marketplace for additive manufacturing, which was once dominated by conventional methods that do not involve 3D printing technology, has been undergoing a shift towards 3D printing. This is true with respect to prototype development, and to a growing extent, with respect to direct digital manufacturing, or DDM, as an alternative to traditional manufacturing. If the commercial marketplace does not continue to transform towards the broader acceptance of 3D printing and DDM as alternatives for prototype development and traditional manufacturing, or if it adopts 3D printing based on technologies other than the technologies that we use, we may not be able to increase or sustain current or future levels of sales of our products and related materials and services, and our results of operations may be adversely affected as a result.

If additional goodwill or other intangible assets that we have recorded become impaired, we could have to take further significant charges against earnings.

As of December 31, 2017, the carrying value of all of our goodwill and other intangible assets was approximately $529.2 million compared to a carrying value of $563.1 million as of December 31, 2016 and $636.3 million as of December 31, 2015. As of December 31, 2014, however, that carrying value was $1.9 billion. The significant decrease in the carrying value of our goodwill and other intangible assets over the course of 2015 was primarily due to impairment charges of $1.2 billion.

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

We currently have approximately $387 million of goodwill allocated to our Stratasys-Objet reporting unit, which could be subject to impairment in the future, which impairment could result in further significant charges against our earnings and could have a material adverse effect on our results of operations. For further information, please see Note 7 to our consolidated financial statements included elsewhere in this annual report.

Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.

Our business is subject to price competition. Such price competition may adversely affect our ability to maintain the same degree of profitability, especially during periods of decreased demand. Decreased demand also adversely impacts the volume of our systems sales. If our business is not able to offset price reductions resulting from these pressures, or decreased volume of sales due to contractions in the market, by improved operating efficiencies and reduced expenditures, then our operating results will be adversely affected.

Certain of our operating costs are fixed and cannot readily be reduced, which diminishes the positive impact of our reorganization programs on our operating results. To the extent the market for our products slows, or the 3D printing market contracts, we may be faced with excess manufacturing capacity and excess related costs that cannot readily be reduced, which will adversely impact our results of operations.

To the extent that other companies are successful in developing or marketing consumables for use in our systems, our revenues and profits would likely be adversely affected.

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

Until fairly recently, we experienced rapid and significant growth in our operations and intend to continue to grow over the long term, and if we cannot adequately adapt our infrastructure and properly integrate the internal or external sources of our growth in order to generate the intended benefits from it, our results of operations will suffer.

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

We compete for end-users with a wide variety of producers of systems that create models, prototypes, other 3D objects and end-use parts as well as producers of materials and services for these systems, including both additive and subtractive manufacturing methodologies, such as metal extrusion, computer-controlled machining and manual modeling techniques. Our principal competition currently consists of other manufacturers of systems for prototype development and customized manufacturing processes, including 3D Systems Corporation, EOS GmbH, HP, Carbon and EnvisionTEC GmbH, Markforged and, with respect to our entry-level desktop 3D printers, a multitude of companies such as Ultimaker, Formlabs, XYZprinting, and others. Competition with our entry-level desktop 3D printers and our other lower-end products has intensified and is an important factor in the decrease in sales. For our broadened AM parts and services business, our chief competitors consist of 3D Systems Corporation, Materialise, Protolabs and many other smaller service providers. We may face additional competition in the future from other new entrants into the marketplace, including companies that may have significantly greater resources than we have that may become new market entrants or may enter through acquisition or strategic or marketing partnerships with current competitors.

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

As part of our growth strategy, we expect to continue to regularly evaluate acquisitions or investments to expand our suite of products and services. Even if we are able to identify a suitable acquisition or investment, we may not be able to consummate any such transaction if we cannot reach an agreement on favorable terms or if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. If we proceed with a particular acquisition, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition, results of operations or liquidity. Acquisitions will also require us to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. In addition, we could also face unknown liabilities or write-offs due to our acquisitions, which could result in a significant charge to our earnings in the period in which they occur. We will also be required to record goodwill or other long-lived asset impairment charges (if any) in the periods in which they occur, which could result in a significant charge to our earnings in any such period. Further to that risk, during the years ended December 31, 2017, 2016 and 2015, we recorded intangible assets impairment charges of $2.2 million, $17.9 million and $278.5 million, respectively. In addition, during the year ended December 31, 2015, we recorded goodwill impairment charges of $942.4 million, related to our goodwill assigned to companies that we have acquired. For further information on our quantitative assessment for goodwill impairment we performed in 2017, please see Note 7 to our consolidated financial statements included elsewhere in this annual report.

If we are not successful in completing the integration of our constituent companies from our recent acquisitions, the benefits of these later transactions may not be fully realized and the market price of our ordinary shares may be negatively affected.

Since the consummation of the Objet-Stratasys merger in December 2012, we have acquired: Baccio Corporation, or MakerBot, which is the direct parent company of MakerBot Industries, LLC, in August 2013; Solid Concepts Inc., or Solid Concepts, in July 2014; Harvest Technologies Inc., or Harvest Technologies, in August 2014; GrabCAD in September 2014; and other companies. Further integration activities may encounter ongoing difficulties of coordinating our operations, which may include:

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

Our success depends upon the continued service and performance of our senior management and other key personnel. Our executive team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior executive team could delay or prevent the successful implementation of our strategy, or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time. High demand exists for senior management and other key personnel (including scientific, technical and sales personnel) in the additive manufacturing, or AM, industry, and there can be no assurance that we will be able to retain our current key personnel. We experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development and manufacturing operations, we may be unable to achieve the synergies expected from mergers and acquisitions that we may effect from time to time, or to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our Minnesota, New York, California, Texas, Boston or Israeli facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs.

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

Our AM services business, offering parts used as prototypes, benchmarks and end-use parts in general, and in the case of end-use parts, our sales to customers in the aerospace, medical and automotive industries, in particular, makes us more susceptible to product and other liability claims, which characterize operations in those industries. Sales of our 3D printing systems to customers in the aerospace industry similarly carry with them potential liability claims if the parts produced by those systems do not function properly. Any such claims that are not adequately covered by insurance or for which insurance is not available may adversely affect our results of operations and financial condition.

Our digital manufacturing business, Stratasys Direct Manufacturing, produces AM parts, which are used by our customers as prototypes, benchmarks and end-use parts. In particular, we provide these additive manufacturing parts and related services to customers in the aerospace, medical and automotive industries. The sale of end-use parts and the provision of related services in general, and to customers in the foregoing industries in particular, exposes us to possible claims for property damage and personal injury or death, which may result from the use of these end-use parts. We may be potentially liable, in significant amounts, if an aircraft, automotive or medical part, component, or accessory or any other aviation, automotive or medical product that we have sold, produced or repaired fails, or if an aircraft or automobile for which our subsidiaries have provided services or in which their parts are installed crashes, and the cause can be linked to those parts or cannot be determined. A similar risk arises in connection with sales of our 3D printing systems to customers in the aerospace industry to the extent that the parts produced by those printers do not function properly and are responsible for damages. Our SDM service and our company in general carry liability insurance in amounts that we believe are adequate for their risk exposure and commensurate with industry norms. While we intend to monitor our insurance coverage as our additive manufacturing services business and our overall business continue to grow, claims may arise in the future, and that insurance coverage may not be adequate or available to protect our consolidated company in all circumstances. Additionally, we might not be able to maintain adequate insurance coverage for our AM services business and our overall business in the future at an acceptable cost. Any liability claim against our AM services business or our overall business that is not covered by adequate insurance could adversely affect our consolidated results of operations and financial condition.

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

We purchase components and sub-assemblies for our systems, raw materials that are used in our consumables, and AM systems, component parts and raw materials for our Stratasys Direct Manufacturing services business, from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts, sub-assemblies and raw materials that we use, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Furthermore, the suppliers of AM systems and materials used in our SDM parts service may refuse to sell us additional AM systems or component parts and materials for AM systems that our SDM service uses. Our reliance on a single or limited number of vendors involves a number of risks, including:

●	potential shortages of some key components;

●	product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;

●	discontinuation of a product or certain materials on which we rely;

●	potential insolvency of these vendors; and

●	reduced control over delivery schedules, manufacturing capabilities, quality and costs.

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

We assemble and test the systems that we sell, and, in many cases, produce consumables for our systems, at single facilities in various locations that are specifically dedicated to separate categories of systems and consumables. We similarly rely on a single facility for assembly of the component parts and materials for AM systems that our SDM service uses. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply 3D printers, other systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

A loss of, or reduction in revenues from, a significant number of our resellers and our independent sales agents would impair our ability to sell our products and services and could reduce our revenues and adversely impact our operating results.

We rely heavily on our network of resellers and independent sales agents to sell and (in the case of resellers) to service our products for end-users in their respective geographic regions. These resellers and sales agents may not be as effective in selling our products or servicing our end-users as we are. Further, if our relationships with a significant number of these resellers and sales agents were to be terminated or if a significant number of these resellers and sales agents would otherwise fail or refuse to sell our products, we may not be able to find replacements that are as qualified or as successful in a timely manner, if at all. If these resellers and independent sales agents do not perform as anticipated or if we are unable to find qualified and successful replacements, our sales will suffer, which would have an adverse effect on our revenues and operating results. Additionally, a default by one or more resellers that have a significant receivables balance could have an adverse financial impact on our financial results.

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

Global economic, political and social conditions may adversely impact our sales.

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

We expect to derive a substantial percentage of our sales from international markets. We derived 40% of our sales in 2017 from countries outside of North America. Accordingly, we face significant operational risks from doing business internationally, including:

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

We are subject to environmental laws due to the import and export of our products, as well as environmental, health and safety laws and regulations related to our operations and the use of our systems, which could subject us to compliance costs and/or potential liability in the event of non-compliance.

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

We are furthermore subject to extensive environmental, health and safety laws, regulations and permitting requirements in multiple jurisdictions due to our use of chemicals and production of waste materials as part of our operations and in connection with the operation of our systems by our customers. These laws, regulations and requirements (which include the Directive on Waste Electrical and Electronic Equipment of the European Union (EU) and the EU Directive on Restriction of Use of Certain Hazardous Substances) govern, among other things, the generation, use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials and the health and safety of our employees. Under these laws, regulations and requirements, we could also be subject to liability for improper disposal of chemicals and waste materials, including those resulting from the use of our systems and accompanying materials by end-users. These or future laws and regulations could potentially require the expenditure of significant amounts for compliance and/or remediation. If our operations fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances that we generate, use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liabilities for remediation costs, regardless of fault. We may be identified as a potentially responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Both data that has been inputted into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data), are subject to material cyber security risks. Our IT systems have been, and are expected to continue to be, the target of malware and other cyber attacks. To date, we are not aware that we have experienced any loss of, or disruption to, material information as a result of any such malware or cyber attack.

We have invested in advanced protective systems to reduce these risks, some of which have been installed and others that are still in the process of installation. Based on information provided to us by the suppliers of our protective systems, we believe that our level of protection is in keeping with the customary practices of peer technology companies. We also maintain back-up files for much of our information, as a means of assuring that a breach or cyber attack does not necessarily cause the loss of that information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate.

Despite these protective systems and remedial measures, techniques used to obtain unauthorized access are constantly changing, are becoming increasingly more sophisticated and often are not recognized until after an exploitation of information has occurred. We may be unable to anticipate these techniques or implement sufficient preventative measures, and we therefore cannot assure you that our preventative measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. We furthermore cannot be certain that our remedial measures will fully mitigate the adverse financial consequences of any cyber attack or incident.

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

As a public company with significant operations in Israel, the United States, Europe and many other countries, we are subject to regulation and must comply with reporting and other requirements in a number of jurisdictions. In particular, we are subject to the rules and regulations of the SEC and FINRA, which may elect from time to time to review or investigate our operations, various aspects of our financial statements, our disclosure practices and other matters. As such reviews progress, the regulating agencies may determine that we are and have been in compliance with applicable rules, or they may determine to pursue enforcement actions or other sanctions against us for alleged noncompliance. As an example, on March 3, 2016, the enforcement division of the U.S. Securities and Exchange Commission, or SEC, issued a subpoena to us requesting a number of documents as part of an investigation of the valuations and other calculations we used to assess the impairment of goodwill and/or intangible assets included in the balance sheet in our SEC filings. We cooperated with the SEC and produced documents in the summer of 2016. On September 25, 2017, the SEC notified us that it was closing its investigation of our company and did not intend on recommending an enforcement action by the SEC.

In addition to U.S.-based regulations on our operations, our European activities will be subject to the new European Union General Data Protection Regulation, or GDPR, which will create additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR will become enforceable on May 25, 2018 and non-compliance may expose entities such as our company to significant fines or other regulatory claims. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these new standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

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

We own buildings in Eden Prairie, Minnesota, which we use to conduct our FDM manufacturing and assembly operations, as well as our office facility in Rehovot, Israel and manufacturing facility in Kiryat Gat, Israel. Ownership of these buildings and facilities may adversely affect our ability to move some or all of those operations to other locations that may be more favorable. If we were to move any of those operations to other locations, we may have difficulty selling or leasing the property that we vacate. This risk also applies to the facilities that we lease under non-cancellable lease agreements, where we cannot freely vacate the facilities. These limitations on our ability to move could result in an impairment charge, as occurred in 2015 in respect of some of our leased facilities, which negatively impacted our results of operations, and could, in future periods, once again have an adverse effect on our results of operations.

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

We are, and have been in the recent past, subject to litigation. Any current or future lawsuits to which we are subject may have a significant adverse effect on our financial condition or profitability.

We are currently, and have been in the recent past, subject to litigation, and could be subject to further litigation in the future. Most recently, in November 2017, a former employee, whose employment had been terminated by our company in 2008 and who had previously unsuccessfully filed a suit against our company, brought an additional proceeding against us under Section 134 of the Israeli Patent Law seeking compensation and royalties for service inventions he invented while he served as an employee of our company. See “Item 8. Financial Information— Legal Proceedings” for further information concerning this proceeding.

We were furthermore recently subject to four lawsuits, styled as class actions of our shareholders, which were initiated in the United States District Courts for the District of Minnesota, the Southern District of New York, and the Eastern District of New York in February and March, 2015, and which named the Company and certain of our officers as defendants. The lawsuits alleged violations of the Exchange Act in connection with allegedly false and misleading statements concerning our business and prospects. The plaintiffs sought damages and an award of reasonable costs and expenses, including attorneys’ fees. The cases were consolidated for all purposes. On June 30, 2016, the court granted defendants’ motion to dismiss with prejudice and entered judgment in favor of defendants. Following plaintiffs’ appeal, on July 25, 2017, the United States Court of Appeals for the Eighth Circuit entered an order and judgment affirming the court’s dismissal with prejudice.

While we intend to mount vigorous defenses to the above-described proceeding under the Israeli Patent Law and any additional lawsuits brought against us, we can provide no assurance as to the outcome of any such lawsuits, and any such actions may result in judgments against us for significant damages. Resolution of any such matters can be prolonged and costly, and the ultimate results or judgments are uncertain due to the inherent uncertainty in litigation and other proceedings. Moreover, our potential liabilities are subject to change over time due to new developments, changes in settlement strategy or the impact of evidentiary requirements. Regardless of the outcome, litigation has resulted in the past, and may result in the future, in significant legal expenses and require significant attention and resources of management. As a result, any present or future litigation could result in losses, damages and expenses that have a significant adverse effect on our financial condition or profitability.

We rely on our management information systems for inventory management, distribution, and other key functions. If our information systems fail to adequately perform these functions, or if we experience an interruption in their operation, our business and operating results could be adversely affected.

The efficient operation of our business is dependent on our management information systems. We rely on our management information systems: to, among other things, effectively manage our accounting and financial functions, including maintaining our internal controls; to manage our manufacturing and supply chain processes; and to maintain our research and development data. The failure of our management information systems to perform properly could disrupt our business and product development, which may result in decreased sales, increased overhead costs, excess or obsolete inventory, and product shortages, causing our business and operating results to suffer. Although we take steps to secure our management information systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, the security measures we have implemented may not be effective and our systems may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, natural or man-made disasters (such as floods or earthquakes), cyber-attacks, computer viruses, power loss, or other disruptive events. Our reputation, brand, and financial condition could be adversely affected if, as a result of a significant cyber event or otherwise, our operations are disrupted or shut down; our confidential, proprietary information is stolen or disclosed; we incur costs or are required to pay fines in connection with stolen customer, employee, or other confidential information; we must dedicate significant resources to system repairs or increase cyber security protection; or we otherwise incur significant litigation or other costs.

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

Under the Israeli Patent Law, 5727-1967, or the Patent Law, we may also be subject to royalty claims for “service inventions” conceived by employees in the course and as a result of or arising from their employment with us. Section 134 of the Patent Law provides that if there is no agreement between an employer and an employee as to whether the employee is entitled to consideration for service inventions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine these issues. We believe that virtually all of our employees have executed invention assignment agreements in which they have assigned to us their rights to potential inventions and acknowledged that they will not be entitled to additional compensation or royalties from commercialization of inventions. We may, nevertheless, face claims demanding remuneration in consideration for assigned inventions.

In addition to patent infringement and patent-related claims, we may be subject to other intellectual property claims, such as claims that we are infringing trademarks or misappropriating trade secrets. We may also be subject to claims relating to the content on our websites, including third-party content posted on our Thingiverse.com or GrabCAD.com websites. Any intellectual property claims, regardless of the merit or resolution of such claims could cause us to incur significant costs in responding to, defending and resolving such claims, and may prohibit or otherwise impair our ability to commercialize new or existing products. Resolution of such claims may, among other things, require us to redesign infringing technology, enter into costly settlement or license agreements on terms that are unfavorable to us, pay royalties to employees or former employees, or indemnify our distributors and end-users. Any infringement by us or our licensors of the intellectual property rights of third parties may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us, in particular in developing consumables that could be used with our printing systems in place of our proprietary consumables.

We have devoted substantial resources to the development of our technology, trade secrets, know-how and other unregistered proprietary rights. While we enter into confidentiality and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated, and we may not have entered into such agreements with all relevant parties. Such agreements may be breached and confidential information may be willfully or unintentionally disclosed, including by employees who may leave our company and join our competitors, or our competitors or other parties may learn of the information in some other way. The disclosure to, or independent development by, a competitor of any of our trade secrets, know-how or other technology not protected by a patent or other intellectual property system could materially reduce or eliminate any competitive advantage that we may have over such competitor.

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

One of our dual corporate headquarters, as well as our PolyJet system manufacturing facility, all of our PolyJet research and development facilities, one of our two PolyJet consumables manufacturing facilities, one of our FDM manufacturing facilities, and some of our suppliers, are located in central and southern Israel. In addition, many of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the winter of 2008-2009, in November 2012 and once again in the summer of 2014, Israel has been engaged in armed conflict with Hamas, a militia group and political party that controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas where some of our manufacturing facilities are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region, including those related to the unrest in Syria, could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, parties with whom we have agreements involving performance in Israel may claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the political or security situation in Israel.

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

We report our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the manufacturing, research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation (deflation) amounted to 0.4%, (0.2%), and (1.0%) for the years ended December 31, 2017, 2016 and 2015, respectively. The annual appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to 9.8%, 1.5% and (0.3%) for the years ended December 31, 2017, 2016 and 2015, respectively.

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

One important assumption that goes into calculation of our tax rate is the tax benefit that we receive in respect of some of our operations in Israel, referred to as “Approved Enterprise” and “Beneficiary Enterprise”, under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in our company, we have estimated that our effective tax rate to be paid with respect to all Israeli operations under these benefit programs is 7% to 12%, based on the current balance of activity between our Rehovot, Israel and Kiryat Gat, Israel facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which in 2018 and onwards is set at 23% (the corporate tax rate was 25% and 24% in 2016 and 2017, respectively). In addition to being subject to the standard corporate tax rate, we would be required to refund any tax benefits that we have already received as adjusted by the Israeli consumer price index, plus interest or other monetary penalties. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Beneficiary Enterprise” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which may cause our effective tax rate to be materially different than our estimates and could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, and that could also adversely affect our effective tax rate and our results of operations.

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

Our Israeli-based research and development efforts were and are financed in part, through grants that we received from the National Technological Innovation Authority, or the Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS). Through 2006, Objet received grants from the OCS of approximately $1.5 million, which it repaid in its entirety (including interest thereon) by the end of 2007. More recently, we have received additional funding from the Authority of approximately $5.5 million, in the aggregate (as of December 31, 2017), under several R&D programs to support certain research and development projects in Israel. Such funding is not subject to royalty obligations on our part.

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

We are organized in Israel. Most of our officers and most of our directors (as of December 31, 2017) reside outside of the United States, and a majority of our assets are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Risks related to an investment in our ordinary shares

The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.

The market price of our ordinary shares since the Stratasys-Objet merger has been subject to substantial fluctuation. From the start of 2015 through the early part of 2018 (through February 16, 2018), our ordinary shares have traded with closing prices that have ranged from $15.24 to $81.05. The price of our ordinary shares may continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including:

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

Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2018 (the last business day of our second fiscal quarter of 2018). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2019, we would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2018 and quarterly reports in respect of each of the quarters of 2019) as if we were a company incorporated in the U.S., which, among other things, could result in increased compliance and reporting costs to us.

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

Although we do not believe that we were a PFIC in 2017, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2018 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and the future value of our assets. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information—Taxation—U.S. Federal Income Tax Considerations—Tax Consequences if We Are a Passive Foreign Investment Company”.

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

In 2017, 2016 and 2015, our capital expenditures amounted to $23.8 million, $47.1, million and $87.0 million, respectively, of which $22.3 million, $45.1 million and $84.3 million, respectively, was principally related to the purchase (or construction) of property, plant and equipment.

During 2017 and 2016, our principal property and equipment investment was the construction of our new facility at our new property in Rehovot, Israel, which we own, and where we moved our Israeli headquarters during January 2017. This new facility, towards which we paid $9.8 and $18.2 million during 2017 and 2016, respectively, also houses research and development facilities. As of December 31, 2017, we had invested an aggregate of $68.2 million in our new facility in Israel and its related equipment.

During 2015, we made other purchases of property and equipment, mainly for facilities expansion, manufacturing equipment and information technology, primarily for our facilities in the United States, Israel and Germany.

B. Business overview

We are a leading global provider of applied additive technology solutions for industries including aerospace, automotive, healthcare, consumer products and education. For nearly 30 years, we have focused on customers’ business requirements and have sought to create new value for our customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. That customer-centric focus is reflected in our innovation, which is exemplified by our 1,200 granted and pending additive technology patents to date. We operate a 3D printing ecosystem of solutions and expertise, comprised of advanced materials; software with voxel level control; precise, repeatable and reliable fused deposition modeling (FDM) and PolyJet 3D printers; application-based services; on-demand parts and key partnerships. We strive to ensure that our solutions are integrated seamlessly into each customer’s evolving workflow. Our applications are industry-specific and geared towards accelerating business processes, optimizing value chains and driving business performance improvements. Our customers range from individuals and smaller businesses to large, global enterprises, and we include a number of Fortune 100 companies among our customers.

We believe that the range of 3D printing consumable materials that we offer, consisting of 57 FDM cartridge-based materials, 35 PolyJet cartridge-based materials, 158 non-color digital materials, and over 360,000 color variations, is the widest in the industry. Our services offerings include Stratasys Direct Manufacturing printed parts service as well as our professional services.

3D printing, which is also referred to as additive manufacturing, is transforming prototype development manufacturing processes and is displacing (or, in certain cases, complementing) certain segments of traditional, or subtractive, manufacturing methodologies such as metal extrusion, computer-controlled machining and manual modeling techniques. With respect to product design and prototype development, 3D printing significantly improves the design process, reduces the time required for product development and facilitates creativity, while keeping most or all of the design process in-house. 3D printing also enables the direct manufacture of parts that are subsequently incorporated into a user’s end product. In addition, manufacturers are increasingly using 3D printing systems to produce manufacturing tools such as jigs and fixtures, that aid in their production and assembly processes. While 3D printing has historically been focused on design applications, 3D printing is beginning to show signs of adoption for manufacturing applications.

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

The primary focus of our 3D printing solutions has been for use in prototyping, tooling and manufacturing, and within the vertical markets of automotive, aerospace, medical, dental, jewelry and education. Our portfolio offers a variety of performance options for our customers, depending on their desired application, as well as on the nature and size of the designs, prototypes or end-products they seek to produce. Our wide range of systems allows us to offer our customers systems at a number of different price points, depending on the features that our customers desire.

We benefit from recurring revenues from the sale of resin and plastic consumables and related services. We provide products and services to our global customer base throughout our offices in North America and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan, as well as through our worldwide network of approximately 200 agents and resellers. Additionally, through our MakerBot subsidiary, we deploy an online sales channel. We have approximately 2,300 employees and hold more than 1,200 granted patents or pending patent applications worldwide.

Industry overview

Historically, prototype development and customized manufacturing have been performed by traditional methods using metal extrusion, computer-controlled machining, and manual modeling techniques, in which blocks of material are carved or milled into specific objects. These subtractive manufacturing methodologies have numerous limitations. They often require specialist technicians and can be time- and labor-intensive. The time intensity of traditional modeling can leave little room for design error or subsequent redesign without meaningfully impacting a product’s time-to-market and development cost. As a result, prototypes have traditionally been created only at selected milestones late in the design process, which prevents designers from truly visualizing and verifying the design of an object in the preliminary design stage. The inability to iterate a design rapidly hinders collaboration among design team members and other stakeholders and reduces the ability to optimize a design, as time-to-market and optimization become necessary trade-offs in the design process.

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

Desktop 3D printer usage has shown rapid growth, with the introduction and adoption of affordable entry-level 3D printers and increased availability and content. These entry-level desktop printers have increased market adoption by professional designers and education institutes. We expect that the adoption of 3D printing will continue to increase in the future, in terms of design applications, on the one hand, and DDM applications, on the other. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D computer-aided-design, or CAD, and other simplified 3D authoring tools), as well as increased availability of 3D scanners. We also believe that increased adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability of entry-level systems. We are active in facilitating the growth of the 3D printing market by bringing intuitive, design-to-3D print solutions to the market. We also believe that the increasing adoption of 3D printing in manufacturing processes serves as an important source of growth in the 3D printing industry.

Stratasys solutions

Range of solutions

We provide an integrated solutions offering for different vertical markets focusing on aerospace, automotive, healthcare and education that includes compatible products and services that are designed for our customers’ use cases and effectively solve their specific applicative needs. Our solutions consist of a broad range of 3D printing systems, consumables, software, paid parts, and strategic consulting and professional services.

Our solutions allow our end-users to print 3D models and parts that enhance their ability to visualize, verify and communicate product designs, thereby improving the design, development and validation processes and reducing time-to-market. Our systems create visual aids for concept modeling and functional prototyping to test fit, form and function, permitting rapid evaluation of product designs. Using presentation models developed with our systems, designers and engineers can typically conduct design reviews and identify potential design flaws earlier in the process and make improvements before incurring significant costs due to re-tooling and rework, allowing them to optimize a design rapidly and cost-effectively.

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

We believe that the range of 3D printing consumable materials that we offer, consisting of 57 FDM cartridge-based materials, 35 PolyJet cartridge-based materials, 158 non-color digital materials, and over 360,000 color variations, is the widest in the industry.

Customers

We have a diverse set of customers worldwide, with no single customer or group of affiliated customers nor any individual sales agent or group of affiliated sales agents accounting for more than 10% of our sales in 2017, 2016 or 2015. Our solutions are used across a wide array of applications in a variety of different industries.

Our competitive strengths

We believe that the following are our key competitive strengths:

●

Differentiated product offerings with superior model quality. Our portfolio of 3D printing systems is differentiated through a combination of superior printing qualities, accuracy, print speed, the ability to print a range of materials with varying levels of strength, chemical and heat resistance, color and mechanical properties, the ability to print multiple materials simultaneously and suitability for office environments. Our offering spans the spectrum from entry-level desktop printers to high-end solutions for complex operations. Our FDM-based systems enable highly precise printing of engineering and high-performance thermoplastic materials, enabling a wide range of manufacturing applications with little or no post-production processing. Our PolyJet inkjet-based systems jet ultra-thin layers of material and enables voxel level control of the deposited materials, part realism (multi materials and colors), high accuracy and resolution and smooth finish to printed models. For use with these systems we offer a wide variety of office-friendly resin consumables, including rigid, flexible (rubber-like), transparent and color materials. We believe that we offer the only printing system that utilizes the simultaneous jetting of up to six materials to enable end-users to print models with rigid, flexible and color materials, in virtually unlimited combinations, in a single build.

●

Integrated solutions offering/ecosystem. We provide an integrated solutions offering that includes compatible products and services that are designed to meet the full gamut of our clients’ needs in an efficient manner, consisting of a broad range of systems, consumables and services, including:

	●	3D printers

	●	Materials

	●	Professional services

	●	Parts on demand

	●	Vertical applications

	●	Strategic consulting

	●	Partnerships and alliances

	●	Engineering product data management

	●	Enhanced collaboration among industry professionals, via our GrabCAD Community, which provides engineers and designers a resource for CAD models and helps them communicate ideas and share designs.

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

●

Increasing adoption of AM manufacturing solutions. We believe that the adoption of 3D printing for tooling and manufacturing applications can be accelerated through working intimately with our customers and the 3D printing ecosystem, to reduce the complexity of using our solutions. We are investing in developing professional services capabilities to enhance our customers’ ability to use our solutions. In addition, we collaborate with strategic partners in our ecosystem to streamline the integration of 3D printing solutions into the business processes of our customers.

●

Leveraging our global reach to expand the customer base and further penetrate existing customers. We have a network of approximately 200 resellers and selling agents around the world and various online channels. We intend to reach new customers and increase sales to existing customers by providing access to new solutions that address customers’ specific needs. These solutions include those offered by our Stratasys Direct Manufacturing service. As part of this strategy we intend to grow awareness of 3D printing solutions for RP and DDM and to develop industry specific sales channels as part of our effort to commercialize a broader range of new DDM applications. Additionally, we expect to significantly expand our online presence and leverage our sales channel to the broader public.

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

●

Integrated solutions offering. Due in major part to a series of acquisitions, we have in place an offering of solutions that includes a complete gamut of compatible systems, consumables and services (parts on-demand, professional and expert consulting services) that are designed to meet our clients’ needs in an integrated, complete manner. We intend to leverage that as a basis for generating additional sales and revenues from existing customers and attracting new customers.

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

●

Growing through partnerships, investments and complementary acquisitions. We may selectively pursue partnerships, which may include equity investments and/or acquisitions, to accelerate our growth strategy, and expand our product offerings, go-to-market and overall growth and market penetration.

Products and services

Our products

We offer a dedicated range of products for applications such as rapid prototyping (RP), tooling, as well as manufacturing parts. Our products include 3D printing systems, consumable materials, software and services.

Collectively, this portfolio of products offers a broad range of performance options for users, depending on their desired application, as well as on the nature and size of the designs, prototypes or final parts they seek to produce. Our products are available at a variety of different price points and include entry-level desktop 3D printers, a range of systems for RP, and large production systems for additive manufacturing. We also offer a range of 3D printing materials (as described under “Consumable materials” below). The performance of our different systems varies in terms of capabilities, which are related to the following features:

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

Printing systems

Our 3D printing systems, which are based on our proprietary FDM and PolyJet technologies, are described below:

We offer a series of printing systems suitable for RP, from design validation, visualization and communication to form, fit and functional performance testing. These systems are targeted at work groups and offer a variety of products that provide customers with a broad range of choices of features such as printing capacity, production speed and price. The Objet systems offer high accuracy and print quality using a variety of PolyJet materials. The new F123 Series product line allows users to create parts in PLA, ABS plus, ASA and PC-ABS materials. These materials enable production of parts with the strength required for true form, fit and functional testing. The F123 Series printers are designed to enable ease of use and ease of maintenance and offers an easy-to-use yet functionality-rich user experience by using the GrabCAD Print software.

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

Consumable materials

We sell a broad range of 3D printing materials, consisting of 57 FDM cartridge-based materials, 35 PolyJet cartridge-based materials, 158 non-color digital materials, and over 360,000 color variations, for use in our 3D printers and production systems. The sale of these materials provides us with a recurring revenue stream from users of our 3D printers and production systems.

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

Our FDM-based printing materials are also environmentally friendly, as the packaging in which they are sold is returned to us for re-use after the contents are consumed.

Resin-based materials

Our resin consumables, which consist of our PolyJet family of proprietary acrylic-based photopolymer materials as well as our other inkjet-based systems, enable users of those products to create highly accurate, finely detailed 3D models and parts for a wide range of prototype development and customized manufacturing applications. The wide variety of resins within the PolyJet family is characterized by transparent, colored, or opaque visual properties and flexible, rigid or other physical properties. Support materials that are used together with the model materials enable the 3D printing of models with a wide array of complex geometries. Our resin-based materials are produced in-house and are specially designed for our printing systems.

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

Software

We offer downloadable and cloud-based professional 3D printing workflow software as well as suites of software with our various 3D printing systems; each is designed to make the process of creating high-quality, highly detailed and accurate models more efficient. Our software supports commonly used 3D file formats and converts three-dimensional CAD databases into the appropriate code to operate our 3D printing systems. Our software also provides a wide range of features, including automatic support generation, part scaling, positioning and nesting, as well as geometric editing capabilities.

Our different software suites are specifically designed for our different 3D printing systems and their applications. Accordingly, certain software focuses on increasing build speed and improving the design engineer’s control and efficiency over the entire build process. Other software suites offer simple “click & build” preparation and print tray editing, and provide easy, accurate job timing estimation and full job control, including queue management. Similarly, we offer software that allows users to make adjustments to 3D printing parameters.

Jobs enter the queue either according to our software parameters configured by the system administrator, or in chronological order. The queue is therefore easily managed, as each user has access to his or her jobs and the administrator can set and adjust parameters and access permissions. In configurations of multiple printing systems on the network, each user automatically receives the parameters of the selected system, such as tray size, loaded materials, and queue status, helping ensure easy, error-free tray setup.

Online Community

Thingiverse.com

Thingiverse is our online community for sharing downloadable, digital 3D designs. The Thingiverse platform enables users to share and customize their digital designs. We believe that Thingiverse is the largest repository of free 3D printable content available to consumers. Thingiverse includes approximately one million public designs available for downloading. We have had more than two million uploads and more than 250 million downloads of designs via this platform.

GrabCAD Community

We operate the GrabCAD Community for mechanical engineers and designers, where members can upload and download free CAD models, download our GrabCAD Print and Workbench software, post and answer mechanical engineering questions, and participate in design challenges. This community had more than 4.3 million members and more than 2.5 million CAD files available for free download at the end of 2017. The GrabCAD Community provides engineers and designers a resource for CAD models helping them communicate ideas and share designs.

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

Expert Services

Stratasys Expert Services is an industry-leading strategy, operations and engineering consultancy focused on helping customers adopt 3D printing capabilities.

In today’s rapidly advancing 3D printing industry, customers find they desire guidance and advice on where to identify, apply and justify potential 3D printing investments. Expert Services fills a key value proposition for how more customers are buying by building plans before they are ready to buy equipment or parts.

Expert Services delivers paid consulting projects leveraging 3D printing capabilities from strategy - driving product innovation to operational - productivity and cost improving on a factory floor. Expert Services also delivers engineering consulting and training services from application design optimization for 3D printed parts to operators and design for additive manufacturing training. Expert Services harnesses the Stratasys expertise from strategic consultants, application engineers, equipment, software and materials experts to provide unmatched 3D printing advisory to customers.

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

Recent Key Portfolio Additions & Innovations

To further strengthen our leadership position and following our strategy to deepen the focus on additive manufacturing, tooling and rapid prototyping for specific vertical markets, we have announced a variety of recent innovations across multiple applications for various key vertical markets, such as automotive, aerospace, consumer products and healthcare.

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

Utilizing over 30 patented inventions selected from the entire Stratasys FDM range together with several new patents pending, the F123 Series systems offer wide-ranging engineering and interface usability enhancements to answer the needs of design workgroups: Engineering grade quality prototyping results - but easy enough for anyone to learn and operate. Professional levels of productivity - but quiet and unobtrusive enough to work in the office environment. The system incorporates GrabCAD Print software that enables printing straight from native CAD files, as well as the ability to manage jobs in real-time and from remote. The F123 Series systems come in a range of three versatile platform sizes.

Stratasys J 750 first true color 3D printer

In April 2016, we introduced what we believe to be an industry-first with our market-disruptive 3D printer, the J750. The new solution breaks restrictive technology barriers, enabling customers for the first time to mix-and-match full color gradients alongside a wide range of materials to achieve one-stop realism without post-processing. This, together with the system's superior versatility, makes the J750 printer a choice 3D printing solution for product designers, engineers and manufacturers, as well as service bureaus.

As the premier addition to the Objet Connex multi-color, multi-material series of 3D printers, the Stratasys J 750 3D printer allows customers to choose from more than 360,000 different color shades plus multiple material properties - ranging from rigid to flexible and opaque to transparent. Prototypes can include a vast array of colors, materials and material properties in the same part, speeding production of realistic models, prototypes and parts for virtually any application need - as well as delivering incomparable 3D printing versatility to produce tooling, molds, jigs and fixtures and more.

Next Generation Production line enhancement for Fortus 900mc

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

GrabCAD Print is the first application released under this new investment underscoring the critical nature of software as an essential ingredient of our solutions based go-to-market strategy. A cloud-based environment for job preparation, scheduling, and monitoring, GrabCAD Print also includes innovative business intelligence capabilities to provide users with actionable, end-to-end print job visibility and reports.

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

Stratasys Manufacturing Aids Package

Our Manufacturing Aids Package offers assistance to manufacturers seeking to create custom manufacturing tools. The materials-and-services package includes 40 hours of design work from Stratasys Professional Services to help make producing the first tool easy.

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

Stratasys H2000

In November 2017, we introduced the Stratasys H2000, which utilizes horizontal FDM 3D printing to create strong, custom parts and tooling at unlimited lengths. From an automobile armrest to an entire aircraft interior panel, the Stratasys H2000 delivers large, lightweight thermoplastic parts with repeatable mechanical properties. It is characterized by the following innovations:

●	3D print custom tooling faster and bigger than ever before.
●	Rapidly production of strong parts for custom OEM and on-demand aftermarket applications.
●	Builds very large, custom production parts with accuracy, repeatability and speed.

The Stratasys H2000 is designed to meet the advancing demands in the aerospace and automotive industries and other industries for large lightweight, thermoplastic parts with repeatable mechanical properties. It eliminates the barriers to the production of large custom parts or panels, manufacturing aids such as large trim and drill guides and holding fixtures, and development-level or small-run layup tooling. These applications are in high demand with FDM systems because of the combination of strong thermoplastic materials and the freedom of design that additive manufacturing offers.

The Stratasys H2000 supports new production part applications for custom vehicle interior components such as personalized custom panels, decorative elements and large environmental control system ducts with all of the advantages of FDM, but with increased size and reduced speed limitations. That same scale and speed enables production of significantly larger prototypes without the need for bonding or assembly of multiple smaller parts.

Next generation manufacturing technologies: Robotic Composite 3D Demonstrator

At IMTS 2016, we previewed demonstrations of next-generation manufacturing technologies as part of our vision for additive manufacturing specifically dedicated to verticals like automotive and aerospace. The new technology demonstrations build on our industrial FDM® 3D printing expertise to respond to the needs of customers' most challenging applications, addressing manufacturers' needs to rapidly produce strong parts ranging in size from an automobile armrest to an entire aircraft interior panel.

The Stratasys Robotic Composite 3D Demonstrator delivers true 3D printing by using an 8-axis motion system that enables precise, directional material placement for strength while also dramatically reducing the need for speed-hindering support strategies. This redefines how future lightweight parts will be built, and provides a glimpse into how this technology could be used to accelerate the production of parts made from a wide variety of materials.

We developed the Robotic Composite 3D Demonstrator integrating our core additive manufacturing technologies with industrial motion control hardware and design-to-3D printing software capabilities provided by Siemens.

New Additive Manufacturing Technology for Metal

We are developing a new technology platform that will directly address the short run needs of customers' whose requirements include the production of pilot-series parts, small batch manufacturing during product ramp-up and end-of-life, and customized, lightweight parts. Our new, innovative Stratasys platform was developed internally over the past several years, incorporating the Company's proprietary jetting technology. The platform was designed from inception to provide the values of additive manufacturing for short run production, offering geometric freedom of manufacture, simplified supply chains and superior economics through the elimination of costly tooling, while overcoming material limitations of currently available metal-based additive manufacturing systems, and is designed for use with commonly used powder metallurgy, starting with aluminum. The platform will initially target short run metal production applications in the aerospace, automotive, defense, industrial machining and metal foundry industries, meaningfully expanding our addressable markets for the long term, and providing our customers with dramatically reduced cost-per-part, improved print speeds and reduced post-processing time and effort.

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

We invest a significant amount of our resources in R&D, because we believe that superior technology is a key to maintaining a leading market position. Our net R&D expenses were approximately $96.2 million, $97.8 million and $122.4 million in the years ended December 31, 2017, 2016 and 2015, respectively.

Our consumable materials development and production operations for our FDM and PolyJet systems are located at our facilities in Eden Prairie, MN, and Kiryat Gat, Israel. The development and production facility for our Solidscape operations are located in Merrimack, New Hampshire. We regard the consumable materials formulation and manufacturing process as a trade secret and hold patent claims related to these products. We purchase and formulate raw materials for our consumables production from various polymer resin and thermoplastic materials suppliers with different levels of processing and value-add applied to the raw materials.

Intellectual property

We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trade secrets, and confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others. All patents and patent applications for additive manufacturing processes and apparatuses associated with our technology were assigned to us by those inventors. The principal granted patents relate to our FDM systems, our PolyJet technologies, our 3D printing processes and our consumables, certain of which have already expired and certain of which have expiration dates ranging from 2018 to 2037.

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

In addition, we own certain registered trademarks and make use of a number of additional registered and unregistered trademarks, including “Stratasys,” “Objet,” “PolyJet,” “Connex,” “J750,” “Vero,” “Tango,” “FDM,” “Fortus,” “F123 Series,” “F370,” “Dimension,” “uPrint,” “Mojo,” “Insight,” “Stratasys Direct Manufacturing,” “SDM,” “Solidscape,” SolidJet,” “SCP,” “GrabCAD,” “GrabCAD Print,” “GrabCAD Community,” “GrabCAD Workbench,” “MakerBot,” “Thingiverse,” “Replicator,” the Stratasys Signet logo, and “Shaping Things.”

We believe that, while our patents provide us with a competitive advantage, our success depends on our marketing, business development, applications know-how and ongoing research and development efforts, in addition to our rights under granted and pending patents. Accordingly, we believe that the expiration of any single patent, or the failure of any of single patent application to result in an issued patent, would not be material to our business or financial position. In any event, there can be no assurance that our patents or other intellectual property rights will afford us a meaningful competitive advantage. Please see the risk factor related to the expiration of our patents in “Item 3.D Risk Factors—Risks related to our intellectual property.”

Competition

Our principal competitors consist of other developers of additive manufacturing systems as well as other companies that use fused deposition modeling and inkjet-based technologies to compete in additive manufacturing. A variety of additive manufacturing technologies compete with our proprietary technologies, including:

●	Stereolithography;

●	Selective Laser Sintering;

●	Powder Binding;

●	Digital Light Projection; and

●	Selective Heat Sintering.

The companies that use these technologies to compete with us include, inter alia, 3D Systems Corporation, EOS GmbH, HP, Carbon, EnvisionTEC GmbH and Markforged.

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

For our entry-level and lower-end systems and materials, we face competition from a variety of sources, including companies using material extrusion and Vat polymerization systems, such as Ultimaker, XYZ Printing and Formlabs. The competing offerings in the lower-end categories vary based on cost, printer and part quality, support materials, speed, ease of use, software ecosystem and reliability.

We are positioned to compete in our industry mainly on the following bases, which we view as competitive strengths:

●	material properties of printed objects, such as heat resistance, toughness, brittleness, elongation-to-break, color and flexibility;

●	quality of printed objects measured by, among other things, resolution, accuracy and surface quality;

●	multiple production-grade modeling materials;

●	our offering of the only multi-color, multi-material 3D printing systems in the market;

●	reliability of printing systems;

●	speed of printing, including a one-step automated modeling process;

●	ability to be used in an office environment;

●	ease of use;

●	automatic, hands-free support removal;

●	high level of customer service; and

●	deep application and domain knowhow and expert services.

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

Global operations

We have offices in Brazil, China, Germany, Hong Kong, Israel, Japan, Korea, India, Mexico, Switzerland, the United Kingdom and the United States, and organize our operations by geographic region, focusing upon the following key regions: the Americas; Europe and Asia Pacific. Our products are distributed in each of these regions, as well as in other parts of the world. Our customers are dispersed geographically, and we are not reliant on any single country or region for most of our product sales and services revenues, although 60% of our 2017 sales were made in North America and our SDM printed parts services are based in the United States and therefore reliant on United States customers. A breakdown of our consolidated revenues by geographic markets and by categories of operations (that is, products and services) for the years ended December 31, 2017, 2016 and 2015 is provided in “Item 5.A Operating and Financial Review and Prospects—Operating Results.” In maintaining global operations, our business is exposed to risks inherent in such operations, including currency fluctuations, market conditions, and inflation in the primary locations in which our operating expenditures are incurred. Information on currency exchange risk, market risk, and inflationary risk appears elsewhere in this annual report in “Item 3.D Risk Factors” and in “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

Employees

The total number of our full-time equivalent employees, and the distribution of our employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2017, 2016 and 2015, are set forth in this annual report in “Item 6.D Directors, Senior Management and Employees—Employees”.

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

General Corporate Tax Structure in Israel

Generally, Israeli companies are subject to corporate tax on their taxable income. In 2017, the corporate tax rate was 24% (as of 2018, the corporate tax rate is 23%). However, the effective tax rate payable by a company that derives income from an “Approved Enterprise”, a “Beneficiary Enterprise” or a “Preferred Enterprise”, as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item below. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

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

We have received the requisite approval, including a final approval, for our Approved Enterprise investment programs, in accordance with the Investment Law. The above-described benefits that accompany these investment programs and our Beneficiary Enterprise investment programs (for which accompanying benefits are described below) have had the effect, both historically and in 2014, 2015 and 2016, of reducing our (and before the Stratasys-Objet merger, Objet’s) effective consolidated tax rates considerably lower than the statutory Israeli corporate tax rate which in 2018 and onwards is set at 23% (the corporate tax rate was 25% and 24% in 2016 and 2017, respectively).

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

As of December 31, 2017, we had accumulated tax-exempt income of approximately $229.4 million that is attributable to our various Approved and Beneficiary Enterprise programs. If such tax exempt income were to be distributed, it would be taxed at the reduced corporate tax rate applicable to such income, which would have amounted to approximately $22.9 million of tax liability as of December 31, 2017.

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

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and was effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise or Special Preferred Technology Enterprise, and the amount of Preferred Technology Income or other benefits that we may receive from the 2017 Amendment.

C. Organizational Structure.

Our corporate structure includes Stratasys Ltd., our Israeli parent company, and the following main active wholly-owned subsidiary entities: Stratasys, Inc., a Delaware corporation, which was formerly a publicly held company and which became our indirect, wholly-owned subsidiary as a result of the Stratasys-Objet merger; Baccio Corporation (formerly known as Cooperation Technology Corporation), to which we refer as MakerBot, a Delaware corporation which is the direct parent company of MakerBot Industries, LLC, which we acquired in August 2013; Stratasys Direct, Inc. (our parts service business unit), a California corporation; Stratasys AP Limited, a Hong Kong limited company, which together with several other subsidiaries (including Stratasys Japan Co. Ltd., our Japanese subsidiary, and Stratasys Shanghai Ltd., our Chinese subsidiary), carries out most of our operations in the Asia Pacific region; and Stratasys GMBH, a German limited liability company, which together with other subsidiaries (including Stratasys Schweiz AG (Stratasys Switzerland Ltd.), our Swiss subsidiary) carries out our European operations. We also formed Stratasys Latin America Representacao De Equipamentos Ltd., a Brazilian subsidiary, which has commenced our Brazilian operations. Please see the list of subsidiaries appended to this annual report as Exhibit 8 for a complete list of our subsidiaries as of the date of this annual report.

D. Property, Plants and Equipment.

We have dual headquarters, in Eden Prairie, Minnesota and Rehovot, Israel. Our Eden Prairie, Minnesota headquarters (near Minneapolis) comprises executive offices and production facilities that encompassed, as of December 31, 2017, approximately 377,090 square feet, of which we owned 295,544 square feet, in four buildings. Those buildings served the following purposes: system assembly, inventory storage, operations and sales support; manufacturing for one of our Stratasys Direct Manufacturing paid parts service locations; research and development, filament manufacturing, administrative, marketing and sales activities; and expansion of our production capacity for systems and consumables. In early 2018, we sold one of those buildings, thereby reducing our total space at our Eden Prairie headquarters to 304,616 square feet, of which 223,070 square feet is owned by us. Our Rehovot, Israel headquarters, which we moved into at the beginning of 2017, are newly constructed facilities with approximately 230,355 square feet, situated on a property that we purchased in 2015. It houses our Israeli administrative headquarters, our research and development facilities and certain manufacturing activities. These facilities have replaced the majority of our previous leased facilities in Rehovot, Israel. We are currently constructing a second building at our Rehovot headquarters, which, when occupied by us, will increase the capacity of our Rehovot facilities substantially.

As of December 31, 2017, we leased office space (except with respect to our Eden Prairie headquarters facilities and our Rehovot, Israel and Kiryat Gat, Israel facilities, where we own the property) for various purposes, as set forth in the table below. Unless otherwise stated, all of our facilities are fully utilized. Our material tangible fixed assets include, among other things, the properties listed below.

Location:	Primary Usage:	Area (Sq. Feet)
Americas:
Eden Prairie, Minnesota	U.S. headquarters	377,090	(1)
Valencia, California	Offices and warehouses	71,286
Brooklyn, New York	Offices and warehouses	56,689
San Diego, California	Facilities	56,383
River Falls, Wisconsin	Office space	40,998
Belton, Texas	Offices and warehouses	40,000
Merrimack, New Hampshire	Facilities, including manufacturing	35,643
Austin, Texas	Factory	33,178
Other facilities in North America:	Office space and warehouses	112,379

Europe and the Middle East:
Rehovot, Israel	Israeli headquarters	273,089	(2)
Kiryat Gat, Israel	Factory and laboratories	285,070

Rheinmünster, Germany	Europe main office	55,027
Swiss office	Office space	205
Other facilities in EMEA:	Office space	18,046

Asia Pacific:
Hong Kong	Asia Pacific main office	9,564
Other facilities in Asia Pacific:	Office space	51,183

(1)	This square footage amount does not reflect the sale of one of our Eden Prairie, Minnesota facilities in early 2018, which reduced our space at our Eden Prairie location to 304,616 square feet.

(2)	This square footage constitutes the area in the first building of our new Rehovot, Israel headquarters, which we occupied during January 2017. The second building of our Rehovot headquarters is currently under construction and will increase the capacity of our Rehovot facilities substantially once we occupy it. Please see Note 2 to our consolidated financial statements included in Item 18 of this annual report for further information.

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

A. Operating Results.

Overview

We are a leading global provider of applied additive technology solutions for industries including aerospace, automotive, healthcare, consumer products and education. We focus on customers’ business requirements and seek to create new value for our customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. We operate a 3D printing ecosystem of solutions and expertise, comprised of advanced materials; software with voxel level control; precise, repeatable and reliable fused deposition modeling (FDM) and PolyJet 3D printers; application-based services; on-demand parts and key partnerships. We strive to ensure that our solutions are integrated seamlessly into each customer’s evolving workflow. Our applications are industry-specific and geared towards accelerating business processes, optimizing value chains and driving business performance improvements. Our customers range from individuals and smaller businesses to large, global enterprises, and we include a number of Fortune 100 companies among our customers.

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of 57 FDM cartridge-based materials, 35 PolyJet cartridge-based materials, 158 non-color digital materials, and over 360,000 color variations is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing, or SDM, printed parts services which offers AM capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes, as well as related professional services.

We conduct our business globally and provide products and services to our global customer base through our main operational facilities which are located in Israel, the United States, Germany and Hong Kong as well through our offices in China, Italy, Brazil, India, Japan and Korea. Our extensive global reach is well-positioned through a network of approximately 200 resellers and selling agents around the world and an online channel. We have approximately 2,300 employees and hold more than 1,200 granted or pending additive manufacturing patents globally.

Key measures of our performance

Revenues

Our consolidated revenues result primarily from sales of (i) our products, which include both our AM systems and related consumable materials, (ii) provision of related services and (iii) our direct manufacturing service. We generate revenues and deliver services principally through the following channels:

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

Product revenues

Product revenues are influenced by a number of factors, including, among other things, (i) the adoption rate of our products, (ii) end-user product design application and manufacturing activity, and (iii) the capital expenditure budgets of end-users and potential end-users, all of which may be significantly influenced by macroeconomic factors. Product revenues are also impacted by the mix of 3D printers that we sell. Purchases of our 3D printing and production systems, especially our higher-end, higher-priced systems, typically involve longer sales cycles.

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

Services revenues

Services revenues derive from (i) maintenance and warranty; (ii) direct manufacturing paid-parts services; and (iii) other professional service contracts. In addition, in connection with direct sales, we generally charge separately for installation and training. Additional services revenues are generated from services contracts most often entered into directly with end-users subsequent to the expiration of the initial warranty period.

Costs of revenues

Our costs of revenues consist of costs of products and costs of services. Costs of products consist primarily of components and subassemblies purchased for the manufacture of our AM systems and raw materials, such as thermoplastic and photopolymer materials, for the manufacture of our consumables, as well as any royalties paid with respect to sales of certain of those consumables. Costs of products also include manufacturing and manufacturing-related labor costs, indirect production costs and depreciation, as well as, amortization expense related mainly to developed technology assets acquired as part of our business combinations.

Our costs of services revenues consist primarily of costs of our service personnel, material and other production costs of our direct manufacturing service business and installation costs which include engineers dedicated to on-site training and support and travel costs of these engineers. Both costs of products and costs of services include related facilities costs.

Our most significant components of cost of revenues are costs of materials used for our products, wages and related benefits costs, which together accounted for approximately 87% of our total direct cost of sales. An additional significant item of our cost of revenues is the amortization expense that we primarily incur in connection with developed technology assets acquired as part of our business combinations. These amortization expenses vary based on the timing and type of acquisitions and estimated useful lives of the respective intangible assets. These amortization expenses were $24 million, $43 million and $51 million for the years ended December 31, 2017, 2016 and 2015, respectively.

For the year ended December 31, 2017, a hypothetical 10% rise in commodity prices for raw materials would have caused an approximate $15 million increase in cost of revenues in our Consolidated Statement of Income and Comprehensive Income. As to wages and related benefits, a 10% increase in wages due to wage inflation would cause an approximate $2 million increase in cost of revenues in our Consolidated Statement of Operations and Comprehensive Loss. During 2017, we did not notice particular trends that changed, or were expected to change in the near future, the absolute or relative significance of the components of our costs of revenues in a material manner. We also believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years.

Currently, we do not foresee a significant change in either the raw materials used for production or wage inflation that would materially impact our business. For further information, please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk” in this annual report.

Gross profit

The gross profit and gross margin for our products are influenced by a number of factors. The most important of these is the mix of our products sold. Specifically, the gross margins on our higher-end AM systems, as well as on our consumables, are typically higher than the gross margins on our entry-level products, MakerBot desktop printers and certain models in our Design series. Accordingly, an increase in the share of revenues of our entry-level products out of total revenues could cause our profit margins to decrease. Furthermore, we believe that as our worldwide installed base of AM systems increases, subsequent sales of our proprietary consumables will also increase. We also seek to reduce our costs of revenues by improving our ability to use less costly components and increasing manufacturing efficiencies in the production of our systems. In addition, we will also seek to achieve lower material costs and leverage our overall capabilities in our direct manufacturing service business.

Products gross margins are also impacted by the mix of revenues generated from sales to resellers based in different geographical areas as opposed to sales that are facilitated by independent sales agents or directly by us.

Service gross margins are influenced mainly by the volume of revenues generated from our direct manufacturing service business as well as the ratio of service engineers to our installed base in a given geographic area.

Operating expenses

Our operating expenses for 2017 consist of (i) research and development expenses, (ii) selling, general and administrative expenses and (iii) changes in fair value of obligations in connection with acquisitions.

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

Selling, general and administrative expenses

Our selling, general and administrative expenses include employee compensation and employee-related expenses for marketing, sales and other sales-operation employees, and for managerial and administrative personnel, including executive officers, accounting, legal, information technology and human resources. This category of expenses also covers commissions, advertising and promotions expenses, professional service fees, respective depreciation, amortization expenses related to certain intangible assets, as well as associated overhead.

Commissions consist of sales-based commissions to independent sales agents and internal sales personnel. Commission rates vary, depending on the geographic location of the agent, type of products sold, and on the achievement of certain performance targets. Our advertising and promotion expenses consist primarily of media advertising costs, trade and consumer marketing expenses and public relations expenses which aims to strengthen our leadership brand position in key vertical markets.

Facilities costs that are included in our selling, general and administrative expenses include a portion of the occupancy costs for our facilities in countries where sales, marketing and administrative personnel are located. Professional service fees for accounting and legal services are also included in selling, general and administrative expenses.

2017 Financial Highlights

Significant business activities and financial performance in 2017 included:

●	Revenues decreased by $4.1 million, or 0.6%, compared to 2016. The decrease primarily reflects a decrease in systems revenues, which was partially offset by an increase in consumables revenues.

●	Operating expenses decreased by $50.7 million, or 12.6% compared to 2016. The decrease primarily reflects our focus on achieving greater operating efficiencies in our selling, general and administrative expenses.

●	Net loss attributable to Stratasys amounted to $40.0 million in 2017 or diluted loss per share of $0.75 compared to net loss attributable to Stratasys of $77.2 million or diluted loss per share of $1.48 in 2016.

●	Continued strong cash flows provided by operating activities, which amounted to $61.9 million, flat compared to 2016.

Results of Operations

We are providing within this section a supplemental discussion that compares historical statement of operations data in accordance with accounting principles generally accepted in the United State of America, or GAAP, for the years ended December 31, 2017, 2016 and 2015.

The following table sets forth certain financial data derived from our consolidated statements of income presented as percentages of our net sales for the periods indicated:

	Year ended December 31,
	2017	2016	2015
Net sales	100.0%	100.0%	100.0%
Cost of sales	51.7%	52.8%	85.3%
Gross profit	48.3%	47.2%	14.7%
Research and development, net	14.4%	14.5%	17.6%
Selling, general and administrative	38.3%	45.7%	62.4%
Goodwill impairment	0.0%	0.0%	135.4%
Change in fair value of obligations in connection with acquisitions	0.2%	-0.1%	-3.4%
Operating loss	-4.6%	-12.9%	-197.3%
Financial income (expense), net	0.2%	0.1%	-1.5%
Loss before income taxes	-4.4%	-12.8%	-198.8%
Income taxes expense (benefit)	1.4%	-1.4%	-1.5%
Share in losses of associated company	-0.3%	-0.1%	0.0%
Net loss	-6.1%	-11.5%	-197.3%
Net loss attributable to non-controlling interests	-0.1%	-0.1%	-0.1%
Net loss attributable to Stratasys Ltd.	-6.0%	-11.5%	-197.2%

Discussion of Results of Operations

Revenues

Our products and services revenues for the last three years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
				% Change	% Change
	2017	2016	2015	2017-2016	2016-2015
	U.S. $ in thousands
Products	$474,286	$479,031	$503,946	-1.0%	-4.9%
Services	194,076	193,427	192,049	0.3%	0.7%
	$668,362	$672,458	$695,995	-0.6%	-3.4%

Our total consolidated revenues in 2017 were $668.4 million, a decrease of $4.1 million, or 0.6%, compared to 2016. The decrease primarily reflects a decrease in products revenues, partially offset by a slight increase in services revenues, as further discussed below.

Product Revenues

2017 Compared to 2016

Revenues derived from products (including AM systems and consumable materials) decreased by $4.7 million in 2017, or 1.0%, as compared to 2016. The decrease in products revenues was driven by a decrease in our systems revenues that was partially offset by an increase in our consumables revenues.

The decrease in systems revenues reflects an increase of lower-end systems ratio within our product mix, following the launch of our F123 offering during 2017, as compared to higher ratio of high-end systems within our product mix in 2016.

Consumables revenues increased in 2017 by 4.1% compared to 2016. The increase in consumables revenues, was primarily due to the favorable effect of our growing installed base of systems as well as favorable trends around the utilization of our systems.

2016 Compared to 2015

Revenues derived from products decreased by $24.9 million in 2016, or 4.9%, as compared to 2015. The decrease in products revenues primarily reflected a decrease in unit volumes. Products revenues were partially offset by an increase in our sales of consumables offerings which increased by 9.8% compared to 2015, which reflected our growing installed base of systems.

Services Revenues

2017 Compared to 2016

Services revenues (including SDM, maintenance and other services) increased by $0.6 million in 2017, or 0.3%, as compared to 2016. Within services revenues, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 6.3%, reflecting our growing installed base of systems and our effective support solutions suitable for end-users’ needs.

2016 Compared to 2015

Services revenues increased by $1.4 million in 2016, or 0.7%, as compared to 2015, reflected our growing installed base of systems and was partially offset by a decrease in SDM revenues.

Revenues by Region

Revenues and the percentage of net sales by region for the last three years, as well as the percentage change, were as follows:

	Year Ended December 31,
	2017		2016		2015		2017-2016	2016-2015
	U.S. $ in	% of net	U.S. $ in	% of net	U.S. $ in	% of net
	thousands	sales	thousands	sales	thousands	sales	Change in %	Change in %
Americas*	$413,326	61.8%	$411,536	61.2%	$425,569	61.1%	0.4%	-3.3%
EMEA	148,279	22.2%	137,924	20.5%	148,169	21.3%	7.5%	-6.9%
Asia Pacific	106,757	16.0%	122,998	18.3%	122,257	17.6%	-13.2%	0.6%
	$668,362	100.0%	$672,458	100.0%	$695,995	100.0%	-0.6%	-3.4%

*Represent the United States, Canada and Latin America

2017 Compared to 2016

Revenues in the Americas region increased by $1.8 million, or 0.4% to $413.3 million in 2017 compared to $411.5 million in 2016. The increase was driven primarily by higher consumables revenues, partially offset by lower services revenues.

Revenues in the EMEA region increased by $10.4 million, or 7.5%, to $148.3 million in 2017 compared to $137.9 million in 2016. The increase reflects higher products and services revenues. In local currencies terms, revenues in the EMEA region during 2017 increased by 5.5% as compared to 2016. Revenues in the EMEA region were favorably impacted by approximately $2.8 million, on a constant currency basis when using prior period’s exchange rates.

Revenues in the Asia Pacific region decreased by $16.2 million, or 13.2%, to $106.8 million in 2017 compared to $123.0 million in 2016. The decrease was primarily due to lower products revenues, partially offset by slightly higher services revenues.

2016 Compared to 2015

Revenues in the Americas region decreased by $14.0 million, or 3.3% to $411.5 million in 2016 compared to $425.6 million in 2015.

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

Gross Profit

Gross profit for our products and services for the last three years, as well as the percentage change from year to year, was as follows:

	Year Ended December 31,
	2017	2016	2015	2017-2016	2016-2015
	U.S. $ in thousands			Change in %	Change in %
Gross profit attributable to:
Products	$255,266	$244,378	$37,725	4.5%	547.8%
Services	67,511	72,928	64,447	-7.4%	13.2%
	$322,777	$317,306	$102,172	1.7%	210.6%

Gross profit as a percentage of net sales for our products and services for the last three years, as well as the percentage change from year to year, was as follows:

	Year Ended December 31,
	2017	2016	2015	2017-2016	2016-2015
				Change in %	Change in %
Gross profit as a percentage of revenues from:
Products	53.8%	51.0%	7.5%	5.5%	584.2%
Services	34.8%	37.7%	33.6%	-7.7%	12.2%
Total gross profit	48.3%	47.2%	14.7%	2.3%	221.4%

2017 Compared to 2016

Gross profit attributable to products sales increased by $10.9 million, or 4.5%, to $255.3 million in 2017 compared to $244.4 million in 2016. Gross profit attributable to products sales as a percentage of revenues increased to 53.8% in 2017 compared to 51.0% in 2016. The increase in gross profit attributable to products sales was primarily due to decrease in amortization expenses of $19.2 million mainly due to changes in the estimated useful lives of certain intangible assets, partially offset by an increase in our lower-end systems ratio within our product revenues mix.

Gross profit attributable to services revenues decreased by $5.4 million, or 7.4%, to $67.5 million in 2017 compared to $72.9 million in 2016. Gross profit from services as a percentage of services revenues in 2017 decreased to 34.8% compared to 37.7% in 2016. The decrease in gross profit from services revenues was driven by the mix between our customer service business, and our direct manufacturing paid-parts business whose gross margin was impacted by the different technologies that make up the product mix.

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

Operating Expenses

The amount of each type of operating expense for the last three years, as well as the percentage change between such annual periods, and total operating expenses as a percentage of our total sales in each such annual period, was as follows:

	Year Ended December 31,
	2017	2016	2015	2017-2016	2016-2015
	U.S. $ in thousands			Change in %	Change in %
Research and development, net	$96,237	$97,778	$122,360	-1.6%	-20.1%
Selling, general & administrative	255,685	307,113	434,619	-16.7%	-29.3%
Goodwill impairment	-	-	942,408	0.0%	-100.0%
Change in fair value of obligations in connection with acquisitions	1,378	(872)	(23,671)	-258.1%	-96.3%
	$353,300	$404,019	$1,475,716	-12.6%	-72.6%

2017 Compared to 2016

Research and development expenses, net decreased by $1.5 million, or 1.6% in 2017 compared to 2016. Research and development expense, net as a percentage of revenues were flat at 14.4% in 2017 compared to 14.5% in 2016.

Our research and development expenses were impacted by timing of projects' spending and products launches, as well as a moderate decrease in payroll and stock-based compensation expenses which are the most significant component in our research and development expenses.

We invest a significant amount of our resources in research and development, because we believe that superior technology is a key to maintaining a leading market position. We maintain an ongoing program of research and development, to develop new systems and materials and to enhance our existing product lines. Our research aims to develop incremental and disruptive improvements, as well as more affordable products. We continue to standardize our product platforms, leveraging each new design so that it will result in multiple product offerings that are developed faster and at reduced expense. In addition, we continue with our portfolio prioritization of our strategic projects with further focus and realignment of our resources.

Selling, general and administrative expenses in 2017 decreased by $51.4 million, or 16.7%, to $255.7 million, compared to $307.1 million in 2016. Selling, general and administrative expenses in 2017 as a percentage of revenues were 38.3% as compared to 45.7% in 2016. The decrease in our selling, general and administrative expenses was primarily due to a decrease in intangible assets amortization and long-lived assets impairment expenses of $21.8 million, as well as lower commissions and lower depreciation expense. In addition, the decrease in our selling, general and administrative expenses was also driven by certain cost-reduction efforts which reduced our facilities and information systems related expenses, as well as employees' compensation related expenses (mainly resulting from reduction in global workforce).

During the year ended December 31, 2017, we recorded a loss of $1.3 million, compared to a gain of $0.9 million for the year ended December 31, 2016, due to the revaluation of obligations in connection with acquisitions. The loss recorded in 2017 reflected the revaluation of the deferred payments liability in connection with the Solid Concepts transaction which was finally settled during the third quarter of 2017. We do not expect an impact on our consolidated statements of operations in 2018 due to revaluation of obligations in connection with acquisitions.

2016 Compared to 2015

Research and development expenses, net decreased by $24.6 million, or 20.1%, in 2016 compared to 2015. Research and development expense, net as a percentage of revenues decreased to 14.5% in 2016 compared to 17.6% in 2015.

The decrease was primarily due to impairment charges of $18.2 million related to certain of our in-process research and development projects that were recorded in 2015 as well as our costs-savings initiatives which include portfolio prioritization and realignment of our projects that further focus our resources. The decrease was partially offset by increase in our GrabCad operations reflecting our increased efforts to develop our software solutions.

Selling, general and administrative expenses in 2016 decreased by $127.5 million, or 29.3%, to $307.1 million, compared to $434.6 million in 2015. Selling, general and administrative expenses in 2016 as a percentage of revenues were 45.7% as compared to 62.4% in 2015. The decrease in our selling, general and administrative expenses was primarily due to higher intangible assets impairment charges recorded in 2015, as well as non-recurring post-merger integration expenses related to SDM formation and certain reorganization related charges that were recorded during 2015. In addition, the decrease in our selling, general and administrative expenses was also driven by the effective implementation of our costs reduction initiatives which reduced certain of our variable and fixed expenses.

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

Operating Loss

Operating loss and operating loss as a percentage of our total net sales for the last three years, as well as the percentage change in operating loss between those years, were as follows:

	Year Ended December 31,
	2017	2016	2015	2017-2016	2016-2015
	U.S. $ in thousands			Change in %	Change in %
Operating loss	$(30,523)	$(86,713)	$(1,373,544)	-64.8%	-93.7%
Percentage of sales	-4.6%	-12.9%	-197.3%

2017 Compared to 2016

Operating loss for the year ended December 31, 2017 was $30.5 million as compared to an operating loss of $86.7 million for the year ended December 31, 2016. The decrease in operating loss was primarily attributable to the decrease in our operating expenses as discussed above.

2016 Compared to 2015

Operating loss for the year ended December 31, 2016 was $86.7 million as compared to an operating loss of $1,373.5 million for the year ended December 31, 2015. The decrease in operating loss was primarily attributable to the non-recurring, non-cash goodwill and intangible assets impairment charges of $1,220.8 million recorded in 2015 as well as other factors as discussed above.

Financial income (expense), net

2017 Compared to 2016

Financial expense, net, which were primarily comprised of foreign currencies effects, interest income and interest expense, amounted to $1.0 million for the year ended December 31, 2017, compared to $0.4 million for the year ended December 31, 2016.

The increase in financial expense, net was primarily due to increase in interest expenses related to outstanding loan balances associated with amounts borrowed in December 2016, compared to immaterial interest expenses incurred in 2016.

In addition, our financial income (expense), net was impacted by translation of foreign currencies transactions resulting from changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the Euro). These effects were partially offset by our derivatives and hedging activity in 2017.

2016 Compared to 2015

Financial income (expense), net, amounted to $0.4 million for the year ended December 31, 2016, compared to a financial expense, net of $10.3 million for the year ended December 31, 2015. The decrease in financial expense, net was primarily due to immaterial interest expenses incurred in 2016 compared to interest expenses related to the outstanding debt balance borrowed under our credit facility in 2015 and additional costs related to the termination of our revolving credit facility during September 2015 in an amount of $2.7 million. In addition, our financial income increased due to lower foreign currency translation losses.

Income Taxes

Income taxes and income taxes as a percentage of net income before taxes for the last three years, as well as the percentage change in income taxes between those years, were as follows:

	Year Ended December 31,
	2017	2016	2015	2017-2016	2016-2015
	U.S. $ in thousands			Change in %	Change in %
Income taxes	$9,273	$(9,446)	$(10,320)	-198.2%	-8.5%
As a percent of loss before income taxes	-31.5%	10.9%	0.7%

2017 Compared to 2016

We had a negative effective tax rate of 31.5% for the year ended December 31, 2017 as compared to 10.9% tax rate for the year ended December 31, 2016. Our effective tax rate is primarily impacted by the geographic mix of our earnings and losses, specifically by no tax benefit being recorded for the tax losses of our U.S. subsidiaries for the years ended December 31, 2017 and 2016. We will continue to monitor whether the realization of our remaining deferred tax assets is more likely than not.

During 2016, we recorded an income tax benefit of $6.8 million attributable to one of our foreign subsidiaries which received a favorable tax ruling from the tax authorities. In addition, during 2016, we adjusted our estimate of long-term tax rates in Israel. As a result, we recorded $5.2 million of income taxes benefit against deferred tax liabilities associated with the amortization of the respective intangible assets.

For a full reconciliation of our effective tax rate to the Israeli statutory rate of 24% and for further explanation of our provision for income taxes, refer to Note 9 to our consolidated financial statements included in Item 18 of this annual report.

2016 Compared to 2015

Our effective tax rate for the year ended December 31, 2016 was 10.9% as compared to 0.7% tax rate for the year ended December 31, 2015.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss and net loss as a percentage of our total revenues for the last three years, as well as the percentage change in net loss between those years, were as follows:

	Year Ended December 31,
	2017	2016	2015	2017-2016	2016-2015
	U.S. $ in thousands			Change in %	Change in %
Net loss attributable to Stratasys Ltd.	$(39,981)	$(77,219)	$(1,372,835)	-48.2%	-94.4%
Percentage of Sales	-6.0%	-11.5%	-197.2%
Diluted net loss per share	$(0.75)	$(1.48)	$(26.64)	-49.1%	-94.4%

2017 Compared to 2016

Net loss attributable to Stratasys Ltd. for the year ended December 31, 2017 was $40.0 million as compared to $77.2 million for the year ended December 31, 2016. The decrease in net loss attributable to Stratasys Ltd was primarily attributable to a decrease in our operating expenses, partially offset by higher income taxes expense.

Diluted loss per share for the years ended December 31, 2017 and 2016 was $0.75 and $1.48, respectively. The weighted average fully diluted share count for the year ended December 31, 2017 was 53.0 million, compared to 52.6 million for the year ended December 31, 2016.

2016 Compared to 2015

Net loss attributable to Stratasys Ltd. for the year ended December 31, 2016 was $77.2 million as compared to $1,372.8 million for the year ended December 31, 2015. The decrease in net loss attributable to Stratasys Ltd was primarily attributable to the non-recurring, non-cash goodwill and intangible assets impairment charges of $1,220.8 million recorded in 2015.

Diluted loss per share for the years ended December 31, 2016 and 2015 was $1.48 and $26.64, respectively. The weighted average fully diluted share count for the year ended December 31, 2016 was 52.6 million, compared to 51.6 million for the year ended December 31, 2015.

Goodwill Assessment as of December 31, 2017

During the fourth quarter of 2017, we performed a quantitative assessment for goodwill impairment for our Stratasys-Objet reporting unit.

Following our quantitative assessment, we concluded that the fair value of Stratasys-Objet reporting unit exceeds its carrying amount by approximately 7%, with a carrying amount of goodwill assigned to this reporting unit in the amount of $387 million. When evaluating the fair value of Stratasys-Objet reporting unit we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs into our valuation method.

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

A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the fair value of the Stratasys-Objet reporting unit by approximately $48 million and $88 million.

Based on our assessment as of December 31, 2017, no goodwill was determined to be impaired.

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

Non-GAAP Financial Measures

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-recurring changes of non-cash valuation allowance on deferred tax assets, as well as, non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Reconciliation of GAAP and Non-GAAP Results of Operations

		Year ended December 31,
		2017	Non-GAAP	2017
		GAAP	Adjustments	Non-GAAP
		(U.S. dollars and shares in thousands,
		except per share amounts)
	Gross profit (1)	$322,777	$26,860	$349,637
	Operating income (loss) (1,2)	(30,523)	67,226	36,703
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(39,981)	64,158	24,177
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.75)	$1.20	$0.45

(1)	Acquired intangible assets amortization expense		22,768
	Non-cash stock-based compensation expense		2,581
	Impairment charges of other intangible assets		646
	Reorganization and other related costs		337
	Merger and acquisition related expense		528
			26,860

(2)	Acquired intangible assets amortization expense		10,319
	Non-cash stock-based compensation expense		15,141
	Impairment charges of intangible assets and other long-lived assets		3,742
	Change in fair value of obligations in connection with acquisitions		1,378
	Reorganization and other related costs		5,803
	Merger and acquisition related expense		3,983
			40,366
			67,226

(3)	Corresponding tax effect		(3,866)
	Amortization expense of associated company		798
			$64,158

(4)	Weighted average number of ordinary shares outstanding- Diluted	52,959		53,536

		Year ended December 31,
		2016	Non-GAAP	2016
		GAAP	Adjustments	Non-GAAP
		(U.S. dollars and shares in thousands,
		except per share amounts)
	Gross profit (1)	$317,306	$50,334	$367,640
	Operating income (loss) (1,2)	(86,713)	115,729	29,016
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(77,219)	91,989	14,770
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(1.48)	$1.76	$0.28

(1)	Acquired intangible assets amortization expense		41,712
	Non-cash stock-based compensation expense		2,780
	Impairment charges of other intangible assets		1,779
	Reorganization and other related costs		3,846
	Merger and acquisition related expense		217
			50,334

(2)	Acquired intangible assets amortization expense		14,901
	Non-cash stock-based compensation expense		17,993
	Impairment charges of intangible assets and other long-lived assets		21,774
	Change in fair value of obligations in connection with acquisitions		(872)
	Reorganization and other related costs		3,671
	Merger and acquisition related expense		7,928
			65,395
			115,729

(3)	Corresponding tax effect and other tax adjustments		(24,233)
	Intangible assets amortization expense of associated company		493
			$91,989

(4)	Weighted average number of ordinary shares outstanding- Diluted	52,582		53,201

		Year ended December 31, 2015
			Non-GAAP
		GAAP	Adjustments	Non-GAAP
		(U.S. dollars and shares in thousands,
		except per share amounts)
	Gross profit (1)	$102,172	$259,545	$361,717
	Operating income (loss) (1,2)	(1,373,544)	1,357,577	(15,967)
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(1,372,835)	1,382,789	9,954
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(26.64)	$26.83	$0.19

(1)	Acquired intangible assets amortization expense		50,353
	Impairment charges of other intangible assets		191,534
	Non-cash stock-based compensation expense		5,381
	Reorganization and other related costs		10,949
	Merger and acquisition related expense		1,328
			259,545

(2)	Goodwill impairment		942,408
	Acquired intangible assets amortization expense		22,436
	Non-cash stock-based compensation expense		24,629
	Impairment charges of intangible assets and other long-lived assets		86,937
	Change in fair value of obligations in connection with acquisitions		(23,671)
	Reorganization and other related costs		16,955
	Merger and acquisition related expense		28,338
			1,098,032
			1,357,577

(3)	Credit facility termination related costs		2,705
	Corresponding tax effect and other tax adjustments		22,507
			$1,382,789

(4)	Weighted average number of ordinary shares outstanding- Diluted	51,592		52,824

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

Our future results will be affected by a number of factors, including our ability to: increase the number of units sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost reduction program succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations, commodity prices and economic conditions in the geographic areas in which we operate. Macro factors, such as the extent of growth of the 3D printing market generally, may also impact our operating results. There can be no assurance that our historical performance in sales, gross profit and net income (loss) will improve, or that sales, gross profit and net income (loss) in any particular quarter will improve over those of preceding quarters, including comparable quarters of previous years. See Item 3.D - “Risk Factors” above.

Effective Corporate Tax Rate

See “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

In 2017, we derived a significant portion of our income from facilities granted Approved or Beneficiary Enterprise status, offset by losses of our U.S. subsidiaries with no tax benefit being recorded for those losses, as the near-term realization of these assets is uncertain. See “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments” in Item 4.B above.

In the event we have taxable income in Israel, derived from sources other than Approved or Beneficiary Enterprises, such income would be taxable at the regular Israeli corporate tax rates described above.

As part of the process of preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. Actual income taxes could vary from these estimates due to future changes in income tax law or results from final tax examinations and reviews.

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

B. Liquidity and Capital Resources

A summary of our statement of cash flows for the three years ended December 31, 2017 is as follows:

	Year ended December 31,
	2017	2016	2015
	U.S. $ in thousands
Net loss	$(40,459)	$(77,621)	$(1,373,511)
Goodwill and other long-lived assets impairment charges	6,759	24,924	1,231,385
Depreciation and amortization	66,635	92,877	108,395
Deferred income taxes	2,404	(10,378)	(19,129)
Stock-based compensation	17,722	20,773	30,010
Change in fair value of obligations in connection with acquisitions	1,378	(872)	(23,671)
Foreign currency transactions loss and other non-cash items	(6,909)	3,367	8,629
Change in working capital and other items	14,377	8,903	15,982
Net cash provided by (used in) operating activities	61,907	61,973	(21,910)
Net cash used in investing activities	(28,254)	(63,989)	(93,102)
Net cash provided by (used in) financing activities	10,698	25,799	(67,004)
Effect of exchange rate changes on cash and cash equivalents	4,082	(1,047)	(2,533)
Net change in cash and cash equivalents	48,433	22,736	(184,549)
Cash and cash equivalents, beginning of year	280,328	257,592	442,141
Cash and cash equivalents, end of year	$328,761	$280,328	$257,592

Our cash and cash equivalents balance increased to $328.8 million at December 31, 2017 compared to $280.3 million at December 31, 2016. The increase in cash and cash equivalents in 2017 was due to cash flows provided by operating activities and financing activities of $61.9 million and $10.7 million, respectively, partially offset by cash flows used in investing activities in an amount of $28.3 million.

Our cash and cash equivalents balance increased to $280.3 million at December 31, 2016 compared to $257.6 million at December 31, 2015.

Cash flow from operating activities

Year ended December 31, 2017

We generated $61.9 million of cash from our operating activities during 2017. The net loss of $40.5 million was adjusted primarily due to non-cash items including depreciation, amortization and impairment charges of long-lived assets in an aggregate amount of $73.4 million and stock-based compensation of $17.7 million, partially offset by foreign currency transactions gains. Changes in working capital and other items contributed $14.5 million for our cash flow provided by operating activities. This favorable impact reflects our close monitoring of our operating working capital.

Year ended December 31, 2016

We generated $62.0 million of cash from our operating activities during 2016. The net loss of $77.6 million was primarily adjusted due to non-cash items including depreciation, amortization and non-cash impairment charges of long-lived assets of $117.8 million and stock-based compensation in the amount of $20.8 million, partially offset by changes in the deferred income taxes of $10.4 million. Changes in working capital and other items of $8.9 million increased our cash flow provided by operating activities.

Year ended December 31, 2015

We used $21.9 million of cash for our operating activities during 2015. The net loss of $1,374 million was primarily adjusted due to non-cash impairment charges of goodwill and other long-lived assets of $1,231.4 million and depreciation and amortization of $108.4 million, partially offset by the changes in the deferred income taxes of $19.1 million. Changes in working capital and other items favorably impacted our cash flow used in operating activities by $16.0 million.

Cash flow from investing activities

Year ended December 31, 2017

We used $28.3 million of cash in our investing activities during 2017. Cash was primarily used to purchase property and equipment in an amount of $22.3 million as well as for certain strategic investments in unconsolidated entities.

Our principal property and equipment purchases were for our new building complex under construction in Rehovot, Israel, for which we paid approximately $9.8 million during 2017. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain marketing activities. We entered the first building in January 2017. Other equipment purchases were primarily for the enhancements of our manufacturing capabilities of our facilities and other building improvements in the United States and Israel, as well as certain investments in our IT infrastructure.

Other cash used in our investing activities included $3.6 million of cash used for certain strategic investments in unconsolidated entities.

Year ended December 31, 2016

We used $64.0 million of cash in our investing activities during 2016. Cash was primarily used to purchase property and equipment in an amount of $45.1 million as well as for certain strategic investments in unconsolidated entities.

Our principal property and equipment purchases were for our new building complex that was under construction in Rehovot, Israel, for which we paid approximately $18.1 million during 2016.

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

Our principal property and equipment purchases were for our new buildings complex that was under construction in Rehovot, Israel, for which we paid approximately $39.1 million during 2015.

Cash flow from financing activities

Year ended December 31, 2017

Net cash provided by financing activities was $10.7 million during 2017. Cash provided by financing activities was mainly attributable to proceeds from the Bank Loan of $10.0 million, partially offset by the Bank Loan's quarterly principal repayments of $3.7 million. In addition, cash proceeds of $5.9 million from the exercises of stock options contributed to the cash provided by financing activities.

Year ended December 31, 2016

Net cash provided by financing activities was $25.8 million during 2016. Cash provided by financing activities was mainly attributable to proceeds from the Bank Loan of $26.0 million.

Year ended December 31, 2015

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

Capital resources and capital expenditures

Our total current assets amounted to $614.9 million as of December 31, 2017, of which $328.8 million consisted of cash and cash equivalents. Total current liabilities amounted to $163.3 million as of December 31, 2017.

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

Long-term bank loan and credit line

In December 2016, our company entered into a secured loan agreement with Bank Hapoalim Ltd. in connection with our new office facility in Israel, which agreement we refer to as the Bank Loan Agreement. Pursuant to the Bank Loan Agreement, our company borrowed $26 million initially in December 2016, which we refer to as the Bank Loan, and secured a credit line for an additional $24 million, or the Credit Line. Any loans drawn upon the Credit Line will be under similar terms as the Bank Loan. The Bank Loan will mature in December 2023 and is payable in equal consecutive quarterly principal installments of principal and accrued interest. Any early repayment of the Bank Loan is subject to, within the initial three year term of the Bank Loan, a maximum 1% penalty of the amount prepaid. The repayment of the Bank Loan is secured by a first-priority lien on all of our company’s rights in the property of our new office facility in Israel. The Bank Loan bears interest at the rate of LIBOR plus 3.35%. The Bank Loan Agreement contains customary representations and warranties, affirmative covenants and negative covenants, which include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien. The Bank Loan Agreement also contains customary events of default that entitle the lender to cause any or all of our company's indebtedness to become immediately due and payable and to foreclose on the lien, and includes customary grace periods before certain events are deemed events of default. Borrowings under the Bank Loan Agreement are available mainly for the financing of our new facility in Israel. As of December 31, 2017, we had borrowed $10 million under the Credit Line.

We believe that we were in compliance with all of the covenants under the Bank Loan Agreement related to the Bank Loan and Credit Line as of December 31, 2017.

Contractual obligations

For information concerning our material commitments as of December 31, 2017, see Item 5.F below (“Tabular Disclosure of Contractual Obligations”).

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

Revenues from sales to resellers are generally recognized on sell-in basis, upon shipment and when title and risk of loss have been transferred to the resellers. When products and services are sold to a reseller, the reseller is responsible for the installation of the system and for other support services and therefore considered the primary obligor in the arrangement with the end-customers. Products and services sold directly by us or marketed by independent sales agents are recognized based on the gross amount charged to the end-customer as we are considered the primary obligor in the arrangement, retains general inventory risk, establishes the price for our products and assumes the credit risk for amounts billed to our end-customers.

For multiple-element arrangements we allocate revenue to all deliverables based on their relative selling prices and recognize revenue when each element’s revenue recognition criteria are met. In such circumstances, we use the following hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of fair value (“VSOE”), (ii) third-party evidence of selling price (“TPE”), and (iii) best estimate of selling price (“BESP”).

Judgment is required to properly identify the accounting units of multiple element arrangements and to determine the manner in which revenue should be allocated among the units. We account for each element separately and allocate revenue based on our best estimate of the selling price (BESP).

Judgment is required to properly identify the accounting units of multiple element arrangements and to determine the manner in which revenue should be allocated among the units. We account for each element separately and allocate revenue based on our best estimate of the selling price (BESP). Our process for determining BESP considers multiple factors including: the level of support provided to customers, estimated costs to provide our support, and market trends in the pricing for similar offerings. While changes in the allocation of the estimated sales price between the units of accounting will not affect the amount of total revenue ultimately recognized for a particular sales arrangement, any material changes in these allocations could impact the timing of revenue recognition, which could have a material effect on our financial condition and results of operations.

We assess collectability as part of the revenue recognition process. This assessment includes a number of factors such as an evaluation of the creditworthiness of the customer, past due amounts, past payment history, and current economic conditions. If it is determined that collectability cannot be reasonably assured, we will defer recognition of revenue until collectability is assured.

We plan to adopt the Financial Accounting Standards Board's new revenue standard, ASC 606, Revenue from Contracts with Customers, beginning January 1, 2018 which is not expected to change the amount and timing of revenue recognized. Refer to Note 1 to our audited financial statements included in Item 18 of this annual report for further information.

Income Taxes

Our effective tax rate is impacted by the geographical mix of taxable income and loss. We record a tax provision for the anticipated tax consequences of our reported operating results. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws and tax rates in the jurisdictions in which we operate. We are subject to income taxes in Israel, the U.S. and other foreign jurisdictions. A significant portion of our income after the Stratasys-Objet December 1, 2012 merger date is taxed in Israel. We have realized and expect to continue to realize significant tax savings based on the determination that some of our industrial projects that have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rates, which were 26.5% in 2015, 25% in 2016, 24% in 2017 and 23% in 2018 and thereafter. We are also a Foreign Investors Company, or FIC, as defined by the Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Beneficiary Enterprises, depending on the level of foreign ownership. In addition, we are an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, are entitled to certain tax benefits.

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

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In evaluating the exposure associated with our various tax filing positions, we record reserves for uncertain tax positions in accordance with US GAAP, based on the technical support for the positions and, our past audit experience with similar situations. Although we believe our tax positions comply with applicable tax laws and we intend to defend our positions, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax reserves and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related estimated interest and penalties.

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

Inventories

Our inventories are stated at the lower of cost or net realizable value. Cost is determined mainly using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory costs consist of materials, direct labor and overhead. Net realizable value is determined based on estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. We assess periodically our inventories for obsolescence and excess balances, or when certain events or changes in circumstances occur that trigger such assessment. The net realizable value of our inventory is based on certain factors including, but not limited to: forecasted selling prices and future demand for our products and services, historical sales patterns, technological changes, estimated service period, product end-of-life dates, alternative uses for the inventory, new products launches and other market conditions as applicable. If required, we reduce the carrying value of our inventories by an amount equal to the difference between its cost and the net realizable value. Once such inventory is written down, a new lower cost basis for that inventory is established. Our provisions for inventory write-downs for obsolescence and excess balances requires us to utilize significant judgment. Although we make every effort to ensure the accuracy of the net realizable value of our inventories, any significant unanticipated deteriorating factor could have a material impact on the carrying value of our inventories and reported operating results.

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

During the year ended December 31, 2017, 2016 and 2015 we recorded impairment of $6.8 million, $24.9 million and $289.0 million related to our long-lived assets.

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. We apply the Financial Accounting Standards Board, or FASB, guidance of testing goodwill for impairment. During 2015, we determined that certain indicators of potential impairment that required goodwill impairment analysis for all of our reporting units existed. Accordingly, we performed a quantitative two-step assessment for goodwill impairment for each of our reporting units. As a result, we recorded a non-cash impairment charge of $942.4 million during 2015. The non-cash impairment charges were recorded in order to reduce the carrying amount of goodwill to its estimated fair value. No goodwill impairment was recorded during the year ended December 31, 2017 and 2016.

Determining the fair value of our reporting units requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. Projected future cash flows are based on our most recent budget, forecasts and strategic plans as well as certain growth rate assumptions. Potential changes in our costs and operating structure, the expected timing of utilization of synergies strategic opportunities, negative effect of exchange rate differences and overall weakness in the 3D printing marketplace, could negatively impact our near-term cash-flow projections and could trigger a potential impairment of our goodwill. In addition, failure to execute our strategic plans for our reporting units could negatively impact the fair value of our reporting units, and increase the risk of an additional goodwill impairment in the future. We will continue to monitor the fair value our Stratasys-Objet reporting unit to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, further significant decline in our share price, changes in management’s business strategy or downward changes of our cash flows projections, warrant further interim impairment testing. Refer to Note 7 to our audited financial statements included in Item 18 of this annual report for further information.

On March 3, 2016, the enforcement division of the U.S. Securities and Exchange Commission issued a subpoena to us requesting a number of documents as part of an investigation of the valuations and other calculations we used to assess the impairment of goodwill and/or intangible assets included in the balance sheet in our SEC filings. We have cooperated with the SEC and produced documents in the summer of 2016. On September 25, 2017, the SEC notified us that it was closing its investigation of our company and did not intend on recommending an enforcement action by the SEC.

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

F. Tabular Disclosure of Contractual Obligations.

The following table summarizes our material known contractual obligations and commitments as of December 31, 2017 that we expect to require significant cash outlays in future periods:

	Payments Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	U.S. $ in thousands
Operating lease obligations	29,273	9,243	12,741	6,492	797
Purchase obligations	59,293	59,293	-	-	-
Long-term debt (including estimated interest)	37,529	6,646	12,528	11,509	6,846

	$126,095	$75,182	$25,269	$18,001	$7,643

The total amount of unrecognized tax benefits for uncertain tax positions was $27.3 million as of December 31, 2017. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

The following table lists the names and ages of our current directors, as well as the names, ages and positions of the current members of our senior management, as of the filing date of this annual report:

Name	Age	Position
Elchanan Jaglom	76	Chairman of the Board of Directors
S. Scott Crump	64	Chairman of the Executive Committee and Chief Innovation Officer
Ilan Levin	52	Chief Executive Officer and Director
Edward J. Fierko	76	Director
Victor Leventhal	73	Director
John J. McEleney	55	Director
Dov Ofer	63	Director
Ziva Patir	67	Director
David Reis	57	Vice Chairman of the Board of Directors and Executive Director
Yair Seroussi	62	Director
Lilach Payorski	44	Chief Financial Officer

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

Dov Ofer has served as our director since July 2017. Mr. Ofer serves as the Chief Executive Officer of Lumenis Computerized Systems Ltd. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Kornit Digital Ltd. and Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

Ziva Patir has served as our director since June 2013, when she was elected as an unclassified director pursuant to an amendment to our amended articles that was adopted in June 2013. Ms Patir serves on the board of directors of Babylon, a public company active in online advertisement, venture capital investments and financial investments. She also serves on the board of directors of Netz Hotels, an investing and financing real-estate company. Until lately she served on the board of directors of ELTA Systems Ltd, an Israeli provider of defense products and services and of UTS, the Israeli AVIS car rental licensee. Since February 2014, she also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel, a position that she has held since 2003. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, a position that she held from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), as well as chair of the Technical Management Board, leading overall management of ISO technical work. ISO is the world's largest developer and publisher of international standards. From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

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

Yair Seroussi has served as our director since July 2017. Mr. Seroussi has served as an Independent Director at DSP Group, Inc. (NASDAQ: DSPG) since February 2002. He serves as a Member of the Advisory Team at SkyFund, a leading mid-market Israeli private equity fund. He is a member of the Board of Governors of the Hebrew University, and Chairman of the Eli Hurvitz Strategic Management Institute at the Tel Aviv University. Mr. Seroussi served as chairman of the board of Bank Hapoalim from 2009 through 2016. Mr. Seroussi also served as the president of the Israeli Bank Association for four years. He served as a board member and as chairman of the audit committee of Bank HaPoalim from 1997 through 2002. Mr. Seroussi was the founder and head or Morgan Stanley Israel for 16 years. He was the founder and chairman of the Mustang Mezzanine Fund. He served as the chairman of the Investment Committee of Mivtachim, Israel’s largest pension fund, and was a member of various investments committees of private equity funds. Mr. Seroussi served as a director of Israel Corp and Frutarom Industries. Mr. Seroussi also served for over a decade in Israel’s Ministry of Finance, where he held several senior positions. Between the years 1988-199, he served as Head of the Office of the Ministry of Finance in the U.S. and Head of the Commodities Division in NY. In 1991-1992, Mr. Seroussi was a member of the team that created the Yozma Program that initiated the Venture Capital industry in Israel. He holds a Bachelor’s degree in Economics and Political Science from the Hebrew University.

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

Arrangements for Election of Directors and Members of Management; Family Relationships

There are no arrangements or understandings pursuant to which any of our directors or members of senior management were selected for their roles. There are also no family relationships among any directors or members of our senior management.

B. Compensation.

The following table presents all compensation that we paid, or accrued, during the year ended December 31, 2017 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table does not include any amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during that period.

	Salaries, Fees, Bonuses	Pension,
	Commissions, and	Retirement
	Related Benefits Paid	and Other Similar
	or Accrued(1)	Benefits Accrued
All directors and members of senior management as a group, (2)	$2,087,042 (3)	$151,999
____________________

(1)	Does not include the value attributable to stock option grants. For a discussion of stock option grants to our directors and members of senior management, see below.

(2)

Comprised of the current directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above, as well as Haim Shani, who served as a director for part of 2017 but whose term expired and was not nominated for reelection at our 2017 annual general meeting of shareholders.

(3)

This compensation amount for the year ended December 31, 2017 excludes an aggregate of $0.1 million of bonuses that were paid in 2017 in respect of services that had been performed during the previous year.

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

Director Compensation

The following table sets forth the directors’ fees, salary or other compensation (excluding value attributable to stock option grants and excluding reimbursement for reasonable expenses incurred in connection with services) that are payable to each of our current directors:

Name of Director	Annual Fee/Salary(1)		Per Meeting Fee (In Person/ Telephonic/ Written Consent)
Elchanan Jaglom	$420,000	(2)	-
S. Scott Crump	$286,889	(3)	-
Ilan Levin	$436,560	(4)	-
Edward J. Fierko	$50,000		$1,500/ $375/$325
Victor Leventhal	$50,000		$1,500/ $375/$325
John J. McEleney	$50,000		$1,500/ $375/$325
Ziva Patir	$50,000	(5)	$1,500/ $375/$325
David Reis	$232,800	(6)	-
Dov Ofer	$50,000		$1,500/ $375/$325
Yair Seroussi	$50,000		$1,500/ $375/$325
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

(4)

Approximately NIS1,548,000. This amount constitutes the aggregate base salary payable to Mr. Levin his services as Chief Executive Officer and member of the board of the Company. This amount excludes other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including our contribution of amounts equal to 5%, 8.33%, 2.5%, and 7.5% of Mr. Levin’s gross monthly salary towards certain pension, severance, disability and tax-advantaged savings funds, and Mr. Levin’s right to use (and all related fixed and variable costs in respect of) a leased car that we provide to him. This amount also does not include VAT that is due on the salary payable to Mr. Levin. In the event of the termination of Mr. Levin’s employment (by either Mr. Levin or our Company), he will be entitled to six months’ notice, during which time he will receive his monthly base salary (other than in the event of termination by our company for cause). At our 2017 annual general meeting of shareholders, our shareholders approved a bonus of $100,000 for Mr. Levin in respect of the 2016 year, as well as a one-time grant of options to purchase 200,000 ordinary shares of our company pursuant to our 2012 Omnibus Equity Incentive Plan.

(5)	Does not include VAT that is due on the fees payable to Ms. Patir.

(6)

This constitutes the amount (not including VAT, which is due on fees payable to Mr. Reis) for Mr. Reis’ services as a board member, including in his role as Vice Chairman of the Board. In addition to this amount (which was approved by our shareholders), our shareholders also approved annual cash compensation for Mr. Reis of NIS 324,000 (approximately $91,368) for his services as our Executive Director, plus other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car.

Director/Officer Equity Compensation

Grants to directors who are also senior management members

During the year ended December 31, 2017, we granted stock options to purchase an aggregate of 300,000 of our ordinary shares to members of our senior management who also serve as our directors, Messrs. Levin (200,000 ordinary shares) and Crump. (100,000 ordinary shares). Those option grants are subject to the following terms:

Exercise Price: $19.96 per ordinary share (constituting the fair market value of our ordinary shares, as determined based on the average closing price of the ordinary shares on the trading days during the 30-day period following the date of the approval of the grants by the compensation committee of our board of directors on March 6, 2017).

Grant Date: April 6, 2017 (the day following the foregoing 30-day period utilized for determining the exercise price, as described above).

Vesting Schedule: Subject to Mr. Levin’s and Mr. Crump’s respective continued employment as our Chief Executive Officer and Chief Innovation Officer, respectively, the options will vest over the course of a four-year period, commencing on July 1, 2016 and June 21, 2017, respectively, with 25% of the grant vesting on the first anniversary of the vesting commencement date, followed by quarterly vesting thereafter of 6.25% of the grant at the end of each quarter of continuous employment over the following 12 quarters.

Exercise Period: The options will remain exercisable for a period of 10 years from the grant date.

Grants to independent/non-employee directors

At our 2016 annual general meeting of shareholders, our shareholders approved the following equity package for each of our independent and non-executive directors, which package was approved once again at our 2017 annual general meeting of shareholders for Messrs. Ofer and Seroussi specifically, who were initially elected as directors at that 2017 meeting:

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

Office Holder Compensation

The table below outlines the compensation actually paid to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2017, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

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

Summary Compensation Table

Information Regarding the Covered Executive(1)

					Total
					Compensation,
					Excluding
Name and Principal	Base	Variable	Benefit and		Equity-Based	Equity-Based	Total
Position(2)	Salary	Compensation(3)	Perquisites(4)	Other	Compensation	Compensation(5)	Compensation
Ilan Levin,	$447,110	$440,340(6)	$25,813	$-	$913,264	$943,288	$1,856,552
Chief Executive Officer

Joe Allison,	$280,000	$92,400	$50,680	$1,201,285	$1,624,365	$76,755	1,701,120
CEO of SDM

Nadav Goshen,
CEO of MakerBot	$538,000	$135,000	$43,935	$—	$716,935	$526,072	$1,243,007

Scott Crump,
Chief Innovation Officer	$262,854	$178,741(6)	$24,035	—	$465,629	$690,554	$1,156,183

Dan Yalon,
EVP Products	$288,000	$183,142	$107,171	$—	$578,313	$491,664	$1,069,977
____________________

(1)	All amounts reported in the table are in terms of cost to the Company, as recorded in our financial statements.

(2)

All current executive officers listed in the table are full-time employees or consultants of our company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2017.

(3)	Amounts reported in this column refer to commission, incentive and the maximum contractual bonus payments potentially payable for 2017.

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

(5)

Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2017 with respect to equity-based compensation. Equity-based compensation is determined based on the awards' fair value on their grant date. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements, which are included in Item 18 of this annual report.

(6)	This amount represents a potential bonus in respect of 2017 that is subject to approval by our shareholders.

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

C. Board Practices.

Board of Directors

Under the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our board of directors serves as the primary corporate body responsible for risk management for our company, including cybersecurity risks, and periodically consults with the management of our company to obtain updates concerning, and internally discusses, the most material risks currently facing our company, and how those risks are being mitigated. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are also appointed by our board of directors, subject to the terms of any applicable employment agreements that we may enter into with them.

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

As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors is elected annually, at our annual general meeting of shareholders. The vote required for the election of each director is a majority of the voting power represented at the meeting and voting on the election proposal. Following certain changes to our board of directors based on the election at our 2017 annual general meeting of shareholders that took place in July 2017, the current members of our board consist of the Chairman— Elchanan Jaglom, the Chairman of the Executive Committee—S. Scott Crump, Ilan Levin (our Chief Executive Officer), Edward J. Fierko, Victor Leventhal, John J. McEleney, Dov Ofer, Ziva Patir, David Reis (an Executive Director and Vice Chairman of the Board) and Yair Seroussi. For more information, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below.

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

The members of our audit committee consist of Victor Leventhal, Yair Seroussi and Edward J. Fierko. Mr. Fierko serves as chairman of the committee. Our board of directors has determined that each of Messrs. Leventhal, Seroussi and Fierko meets the independence requirements set forth in the Listing Rules of the NASDAQ Stock Market and in Rule 10A-3 under the Exchange Act.

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

Compensation Committee and Compensation Policy

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

We appointed our compensation committee in mid-2013. The committee currently consists of Victor Leventhal, Ziva Patir and John McEleney. Victor Leventhal serves as chairman of the committee. Our board of directors has determined that each of Messrs. Leventhal and McEleney, and Ms. Patir, meets the independence requirements set forth in the Listing Rules of the NASDAQ Stock Market and in Rule 10C-1 under the Exchange Act.

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

D. Employees

The number of our full-time equivalent employees, and the distribution of employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2017, 2016 and 2015 are set forth in the two tables below.

	Number of full-time equivalent employees
	by region as of December 31,
Region	2017	2016	2015
Americas*	1,387	1,630	1,800
Israel	514	473	493
Europe	200	176	209
Asia Pacific	165	190	219
Total	2,266	2,469	2,721

	Number of full-time equivalent employees
	by function as of December 31,
Division	2017	2016	2015
Operations and support	836	788	929
Research and development	398	551	543
Customer service	285	316	288
Sales and marketing	331	441	558
General and administrative	416	373	403
Total	2,266	2,469	2,721
____________________

*   Includes employees in Latin America.

During the years covered by the above tables, we did not employ a significant number of temporary employees.

The moderate decrease in the size of our workforce in each of 2017 and 2016 relative to the previous year was due to our implementation of operational efficiencies, which included elimination of excess employees in certain divisions of our company.

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

E. Share Ownership.

The following table lists, as of February 14, 2018, the number of our ordinary shares owned, and stock options held, by each of the directors and members of our senior management who served as such during the year (including for part of the year) ended December 31, 2017:

	Shares of Stratasys(1)		Stratasys stock options(2)
		Percent of	Number held(4)
	Number of	outstanding			Exercise
	shares	shares		Not	price
	beneficially	beneficially	Exercisable	exercisable	per	Expiration
Name	owned(3)	owned(3)	within 60 days	within 60 days	share	date
Elchanan Jaglom	See table in
Chairman of the Board	Item 7. A
	“Major
	Shareholders”
	below.

S. Scott Crump	381,324 (5)	*	18,000	—	$46.87	June 18, 2018
Chairman of the Executive Committee			100,000		$82.15	June 21, 2023
			—	100,000	$19.96	April 6, 2027

Ilan Levin	209,257	*	87,500	112,500	$19.96	April 6, 2027
Chief Executive Officer and Director

Edward J. Fierko	118,041 (6)	*	18,000	—	$46.87	June 18, 2018
Director			22,000	—	$82.15	June 21, 2023
			20,625	1,375	$103.30	August 8, 2020
			10,000	—	$21.44	June 4, 2026
			6,666	3,334	$23.41	July 18, 2027

Victor Leventhal	33,845	*	19,179	—	$74.95	December 1, 2022
Director			5,000	—	$21.44	June 4, 2026
			6,666	3,334	$23.41	July 18, 2027

John J. McEleney	64,591	*	10,800	—	$46.87	June 18, 2018
Director			16,500	—	$82.15	June 21, 2023
			20,625	1,375	$103.30	August 8, 2020
			10,000	—	$21.44	June 4, 2026
			6,666	3,334	$23.41	July 18, 2027

Dov Ofer	(7)	*
Director

Ziva Patir	46,248	*	29,582	—	$82.15	June 21, 2023
Director			10,000	—	$21.44	June 4, 2026
			6,666	3,334	$23.41	July 18, 2027

David Reis	43,684	*	—	—
Vice Chairman of the Board and Executive Director

Yair Seroussi	(7)	*
Director

Haim Shani	(7) (8)	*
Director

Lilach Payorski	(7)	*
Chief Financial Officer
____________________

*	Constitutes less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.

(2)

For a description of Stratasys’ stock option plans, please see “Stock Option and Share Incentive Plans” in this Item below. All options granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.

(3)

In accordance with Rule 13d-3 under the Exchange Act, the number of shares and the percentages shown for individual persons or groups include any ordinary shares underlying stock options held by such person or group that were exercisable within 60 days of February 14, 2018 and that are also reflected in the column titled “Stratasys stock options — Number held — Exercisable within 60 days.” Further in keeping with such Rule 13d-3, the computation of percentage ownership is based upon 53,644,037 ordinary shares outstanding at February 14, 2018, plus such number of ordinary shares as such person (but not any other person or group) had the right to receive upon the exercise of stock options within 60 days thereof.

(4)	Each stock option is exercisable for one ordinary share.

(5)	Includes 176,294 ordinary shares owned of record by Mr. Crump’s wife.

(6)	Includes 20,375 ordinary shares held by Mr. Fierko’s wife.

(7)

Because each of Messrs. Ofer, Seroussi and Shani, and Ms. Payorski, beneficially owns less than 1% of our outstanding ordinary shares and his or her beneficial ownership has not previously been disclosed to our shareholders or otherwise made public, it is being omitted from this annual report pursuant to an allowance provided by the SEC’s Form 20-F.

(8)	Mr. Shani served as a director until our 2017 annual general meeting of shareholders in July 2017, and elected not to be nominated for re-election at that meeting.

Stock Option and Share Incentive Plans

The following sets forth certain information with respect to our current stock option and share incentive plan. The following description is only a summary of the plan and is qualified in its entirety by reference to the full text of the plan, which serves as an exhibit to this annual report.

Upon the expiration of our stock option and share incentive plan, no further grants may be made thereunder, although any existing awards will continue in full force in accordance with the terms under which they were granted.

2012 Omnibus Equity Incentive Plan

Our 2012 Omnibus Equity Incentive Plan, which became effective at the effective time of the Stratasys-Objet merger, provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to our company or any of our affiliates. Following the approval of the 2012 Plan by the Israeli tax authorities, we have only granted options or other equity incentive awards under the 2012 Plan. All previously-granted options and awards under our Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan have expired. Under the 2012 Plan, there were 2,500,000 ordinary shares originally reserved for issuance, none of which was granted prior to the effectiveness of the merger. Upon the adoption of an amendment to the 2012 Plan at our extraordinary general meeting of shareholders in February 2013, the reserved pool under the plan consisted of 4,000,000 shares, which was to be automatically increased annually on January 1 (beginning on January 1, 2014) by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by our board of directors, if so determined prior to the January 1 on which the increase will occur. Pursuant to that provision, on each of January 1, 2015, 2016, 2017 and 2018, the pool of shares under the 2012 Plan was automatically increased by 500,000 shares, to 5,000,000 shares, 5,500,000, 6,000,000 and 6,500,000 shares total, respectively.

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

Expired Plans

Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan

Our Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan, or the 2004 Plan, which was adopted by our board of directors on August 15, 2004 and amended and restated by the board of directors on July 9, 2007 and again on May 30, 2011, has expired, and all outstanding awards under the 2004 Plan have also since expired.

Stratasys, Inc. Plans

Pursuant to the Stratasys-Objet merger agreement, upon the consummation of the Stratasys-Objet merger, each option exercisable for one share of Stratasys, Inc. common stock converted into an option to purchase one ordinary share of Stratasys Ltd. Furthermore, we assumed the obligations of Stratasys, Inc. related to the issuance of shares underlying those options under its then-existing option plans, consisting of the Stratasys, Inc. 1998 Incentive Stock Option Plan, Stratasys, Inc. 2000 Incentive Stock Option Plan, Stratasys, Inc. 2002 Long-Term Performance and Incentive Plan, and Stratasys, Inc. 2008 Long-Term Performance and Incentive Plan, which we refer to collectively as the Stratasys, Inc. plans. Each option so assumed pursuant to the Stratasys-Objet merger agreement remains governed by the terms and conditions of the relevant grant instrument as well as the Stratasys Inc. plan under which it was granted (with appropriate changes to reflect Stratasys Ltd. as the company whose shares are issuable upon exercise of the option). As of December 31, 2017, a total of 130,500 ordinary shares were issuable upon exercise of options that were vested and exercisable under the Stratasys, Inc. plans.

The following table presents certain option data information for the above-described stock option and share incentive plans as at February 14, 2018:

	Total				Weighted
	Ordinary				Average
	Shares	Aggregate		Aggregate	Exercise
	Reserved	Number of		Number of	Price of
	for	Awards	Shares Available	Awards	Outstanding
Plan	Grants	Granted out of Reserve	for Future Grants	Outstanding	Options
2012 Plan	6,500,000	4,090,361	2,409,639	3,200,453	$30.90
Stratasys, Inc. Plans	—	—	None	130,500	$46.87
Totals	6,500,000	4,090,361	2,409,639	3,330,953	$31.53

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

Ownership by Major Shareholders

The following table presents the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our major shareholders), based on the most recent beneficial ownership reports filed with the SEC by such persons on or before February 14, 2018. The data presented is based on information provided to us, or disclosed in public filings with the SEC, by the major shareholders.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. The table below includes the number of shares underlying options that are exercisable within 60 days after February 14, 2018. Shares issuable upon the exercise of such options are deemed to be outstanding for the purpose of computing the ownership percentage of the person, entity or group holding such options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person, entity or group. The ownership percentages reflected below are based on 53,644,037 ordinary shares outstanding as of February 14, 2018.

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

			Options	Total
	Ordinary		Exercisable	Beneficial	Percentage
Beneficial Owner	Shares		within 60 Days	Ownership	Ownership
Elchanan Jaglom	2,955,625	(1)	—	2,875,125	5.5%
ArrowMark Colorado Holdings LLC	4,285,964	(2)	—	4,285,964	8.0%
PRIMECAP Management Company	6,291,000	(3)	—	6,291,000	11.7%
Fisher Investments	3,065,498	(4)	—	3,065,498	5.7%
____________________

(1)

Represents shares beneficially owned as of December 31, 2017, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by Elchanan Jaglom on February 14, 2018. Consists of (i) 2,434,787 ordinary shares held by Samson Capital, LLC, with respect to which Mr. Jaglom may be deemed to share beneficial ownership, and (ii) 520,838 ordinary shares held by Hancock LLC, a California limited liability company of which 99.9% of the membership interests are held by a company of which Mr. Jaglom is a director. Mr. Jaglom is party to an agreement with respect to the ordinary shares held by Samson Capital, LLC that provides him with the right to independently make decisions as to voting and disposition of 969,138 of those ordinary shares, without having to consult with any other person. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by each of Samson Capital, LLC and Hancock LLC except to the extent of his pecuniary interest therein.

(2)	Represents shares beneficially owned as of December 31, 2017, as indicated in a statement of beneficial ownership on Schedule 13G filed by this shareholder on February 9, 2018.

(3)

Represents shares beneficially owned as of March 31, 2017, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by PRIMECAP Management Company on April 6, 2017. As indicated in that amended statement, PRIMECAP Management Company possesses sole dispositive power with respect to all such 6,291,000 ordinary shares, but sole voting power with respect to only 5,941,000 of such ordinary shares.

(4)

Represents shares beneficially owned as of December 31, 2017, as indicated in the amended statement of beneficial ownership on Schedule 13G filed by Fisher Investments on January 24, 2018. As indicated in that statement, Fisher Investments possesses sole dispositive power with respect to all such 3,065,498 ordinary shares, but sole voting power with respect to only 1,414,892 of such ordinary shares.

Changes in Percentage Ownership by Major Shareholders

In 2015, the percentage ownership of Samson Capital, LLC, Roy J. Zuckerberg and Elchanan Jaglom increased, due to market purchases of additional ordinary shares by Samson Capital, LLC (which increased the percentage ownership of all three of those shareholders). In 2016, the percentage ownership of those shareholders declined, due to sales by Samson Capital, LLC and Hancock LLC (and Samson Capital LLC ceased to be a 5% or greater shareholder as a result). In 2017, Roy J. Zuckerberg ceased to be a 5% or greater shareholder (due to sales of ordinary shares by Samson Capital LLC and a reduction in Mr. Zuckerberg’s ownership interest in Hancock LLC to 0.01% such that ordinary shares held by Hancock LLC are no longer deemed beneficially owned by Mr. Zuckerberg). At the same time, in 2017, the number of ordinary shares held by Elchanan Jaglom increased, due to purchases by Hancock LLC.

The percentage ownership of those shareholders changed during the years 2015, 2016 and 2017 as follows: (i) Samson Capital, LLC—from 4.8% up to 5.2%, back down to 4.8%, and further down to 4.5%, respectively; (ii) Roy J. Zuckerberg—from 5.9% up to 6.2%, back down to 5.5%, and further down to 4.5%, respectively; and (iii) Elchanan Jaglom—from 5.8% up to 6.2%, back down to 5.5%, and remained at 5.5%, respectively.

During 2015, Morgan Stanley, Baillie Gifford & Co. and Edgewood Management LLC ceased to be major shareholders, as their percentage ownership dropped to 1.5%, 4.6% and 0%, respectively. During 2015, a new major shareholder, PRIMECAP Management Company, acquired 6.3% of our outstanding ordinary shares, during 2016, its percentage ownership increased, to 9.5%, and during 2017, its percentage ownership further rose to 11.7%.

T. Row Price Associates, Inc. acquired over 5% of our outstanding ordinary shares in 2015 (5.3%), but then ceased to be a major shareholder during 2016, dropping to 1.6% as of the end of 2016. Fisher Investments became a 5% or greater shareholder for the first time as of the end of 2016, having acquired 5.9%, and then decreased to 5.7% in 2017. ArrowMark Colorado Holdings LLC became a 5% or greater shareholder of ours for the first time as of the end of 2017, having acquired 8.0%.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 14, 2018, there were 76 holders of record of our shares, of which 51 record holders holding approximately 99.99% of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record approximately 99% of our outstanding ordinary shares on behalf of hundreds firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions.

Except as described below or elsewhere in this annual report, since January 1, 2017, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

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

Employment and Consulting Agreements with Directors and Executive Officers

Employment agreement with Ilan Levin

Pursuant to an employment agreement between the Company and Ilan Levin, our Chief Executive Officer, dated June 27, 2011, and amended as of January 1, 2017 (based on our shareholders' approval, received following the approval of our compensation committee and board, at our 2017 annual general meeting of shareholders, which took place on July 18, 2017. Mr. Levin receives a gross monthly salary of NIS 129,000 (approximately US$36,380). That amount does not include our company’s contribution of amounts equal to 5%, 8.33%, 2.5%, and 7.5% of Mr. Levin’s gross monthly salary towards certain pension, severance, disability and tax-advantaged savings funds (known as a manager’s insurance policy, severance compensation fund, disability insurance, and a study fund, respectively). The foregoing amount also does not include the right to use, and all related fixed and variable costs in respect of, a leased car that we provide for Mr. Levin.

The employment engagement is terminable by either party upon six months’ prior written notice, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. During the notice period for termination, Mr. Levin will receive his monthly base salary (other than in the event of termination by our company for cause).

Mr. Levin was granted a one-time option grant to purchase 200,000 ordinary shares pursuant to the 2012 Plan, at an exercise price of $19.96 per ordinary share. The grant vests over the course of a four-year period commencing on July 1, 2016 (the first day of Mr. Levin’s employment as our Chief Executive Officer, or CEO), with 25% of the grant vesting on the first anniversary of Mr. Levin’s continuous employment as CEO, followed by quarterly vesting thereafter of 6.25% of the grant at the end of each quarter of continuous employment as CEO over the following 12 quarters. The grant is otherwise subject to the terms of the 2012 Plan.

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

Export Sales

The following table presents total export sales by Stratasys, Ltd for each of the fiscal years indicated (in thousands):

	2017	2016	2015
Total Export Sales*	$260,645	$269,449	$280,021
as a percentage of Total Sales	39.0%	40.1%	40.2%
____________________

*	Export sales, as presented, are defined as sales to customers located outside of North America and Israel (where our dual headquarters are located).

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

Securities Law Class Actions

On February 5, 2015, a lawsuit styled as a class action was commenced in the United States District Courts for the District of Minnesota, naming the Company and certain of our officers and directors as defendants. Similar actions were filed on February 9 and 20, 2015, and on March 25, 2015, in the Southern District of New York, the Eastern District of New York, and the District of Minnesota, respectively. The lawsuits allege violations of the Exchange Act in connection with allegedly false and misleading statements concerning our business and prospects. The plaintiffs seek damages and awards of reasonable costs and expenses, including attorneys’ fees. On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. On July 1, 2015, the lead plaintiffs filed their consolidated complaint. On August 31, 2015, the defendants moved to dismiss the consolidated complaint for failure to state a claim. The Court heard the motion on December 11, 2015. On June 30, 2016, the Court granted defendants’ motion to dismiss with prejudice and entered judgment in favor of defendants. On July 29, 2016, lead plaintiffs filed a notice of appeal to the United States Court of Appeals for the Eighth Circuit from the Court’s judgment. Following plaintiffs’ appeal, on July 25, 2017, the United States Court of Appeals for the Eighth Circuit entered an order and judgment affirming the court’s dismissal with prejudice.

Patent Law-Based Claim

On November 23, 2017, a former employee, whose employment had been terminated by our company in 2008 and who had previously unsuccessfully filed a suit against our company, brought an additional proceeding against us under Section 134 of the Israeli Patent Law seeking compensation and royalties for service inventions he invented while he served as an employee of our company. In this new proceeding, the former employee claims to be entitled to receive royalties in an amount equal to: (a) 20% of the benefits, revenues and /or savings generated by our company in the past and in the future, including the rise in the value of our company, as determined in the merger with Stratasys Inc., which took place in December 2012; (b) 20% of the gross profit generated by our company in the past and 9% of the gross profit produced and that will be produced by our company; (c) 20% of the gross profit generated by our company in the past and the relative share of the former Objet entity of our company in the total gross profit produced and that will be produced by our company; or (d) 20% of the value of the service inventions at issue. The former employee further sought an order of accounts. Our company rejects the claims that serve as a basis for the proceeding and intends to defend against them vigorously.

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

ITEM 9. THE OFFER AND LISTING.

A. Listing Details.

Since December 3, 2012 (the first trading day after the effective time of the merger), our ordinary shares have traded (and, prior to that time, Stratasys, Inc. common stock was traded) on the NASDAQ Global Select Market under the trading symbol “SSYS.” The following table sets forth the high and low closing sale prices of our ordinary shares for the fiscal periods indicated below, as reported on the NASDAQ Global Select Market.

	Price Range
	High	Low
Fiscal Period:	(U.S. $)	(U.S. $)
Six most recent months:
February 2018 (through February 16, 2018)	21.36	19.46
January 2018	23.30	20.74
December 2017	22.45	19.96
November 2017	22.70	20.12
October 2017	24.53	20.82
September 2017	24.06	22.41
August 2017	24.34	20.95
Two most recent full financial years and subsequent periods, by quarter:
Fiscal Year Ending December 31, 2018
January 1, 2018 - February 16, 2018 only	23.30	19.46
Fiscal Year Ended December 31, 2017
October 1, 2017 - December 31, 2017	24.53	19.96
July 1, 2017 - September 30, 2017	25.11	20.95
April 1, 2017- June 30, 2017	30.66	19.91
January 1, 2017 - March 31, 2017	21.97	17.77
Fiscal Year Ended December 31, 2016
October 1, 2016 - December 31, 2016	24.33	16.54
July 1, 2016 - September 30, 2016	24.09	19.36
April 1, 2016 - June 30, 2016	29.35	19.74
January 1, 2016 - March 31, 2016	27.82	15.24
Five most recent full financial years
2017	30.66	17.77
2016	29.35	15.24
2015	81.05	22.58
2014	136.46	78.64
2013	134.70	62.50

Our ordinary shares, par value NIS 0.01 per share, are registered on the books of our transfer agent, Continental Stock Transfer & Trust Company. There are no transfer restrictions apart from the requirement that any transfers comply with applicable securities laws and the rules of the NASDAQ Stock Market or any other securities exchange on which our ordinary shares may be listed in the future.

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

Israeli resident individuals

Capital Gain

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2017) unless the benefiting provisions of an applicable treaty applies.

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

Israeli resident corporations

Capital Gain

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described in “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure” in Item 4.B above, the corporate tax rate was 26.5% and 25% in 2015 and 2016, respectively, in 2017 the corporate tax rate was 24%, and from 2018 and onwards the corporate tax rate is 23%.

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

Non-Israeli Residents

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (26.5% in 2015, 25% in 2016, 24% in 2017 and 23% in 2018 and thereafter), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is Significant Shareholder at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2017) unless contrary provisions in a relevant tax treaty applies.

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) should generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment of the non-Israeli resident in Israel; (ii) the shares were purchased after being listed on a recognized stock exchange and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 640,000 for 2017 which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

U.S. Federal Income Tax Considerations

Subject to the limitations described in the following paragraphs, the discussion below describes the material U.S. federal income tax consequences to a beneficial owner of our ordinary shares, referred to in this discussion as a U.S. holder that is:

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

Although we do not believe that we were a PFIC in 2017, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2018 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

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

Information Reporting and Backup Withholding

U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to backup withholding at a rate of 28% (24% for years after 2017) unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and backup withholding at a rate of 28% (24% for years after 2017) on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

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

Stratasys Ltd.
c/o Stratasys, Inc.
9600 West 76th
Eden Prairie, Minnesota 55344
Attention: Yonah Lloyd, Vice President of Investor Relations
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

The majority of our balance sheet exposure relates to foreign currency assets and liabilities in entities which their functional currency is Euro. Our net Euro balance sheet exposure as of December 31, 2017 was approximately $103.0 million.

Our total revenues amounted to $668.4 million in 2017, of which approximately 17.3% were denominated in Euros. During 2017, our Euro-denominated revenues exceeded our Euro-denominated expenses. Conversely, our expenses denominated in shekels are higher than our expected shekel-denominated revenues. For those currencies which do not have a sufficient natural hedge within our operations (such as offsetting revenues and expenses recorded in a given currency, or some other hedge), we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results. In 2017, we entered into hedging transactions to reduce our potential currency exposure related to the U.S. dollar against each of the Euro and the New Israeli Shekel. Our foreign exchange forward contracts in effect as of December 31, 2017 were for the conversion of $48.1 million into Euro and $16.4 million into NIS.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

(i) A change of 10% in the value of the Euro relative to the U.S. dollar in the year ended December 31, 2017 would have resulted in a change in the U.S. dollar reporting value of our consolidated operating income of $6.9 million for that year, mainly due to revenues earned in Euros.

(ii) A change of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2017 would have resulted in a change in the dollar-reported value of our consolidated operating income of $9.9 million, mainly due to shekel-recorded expenses.

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

Interest Rate Risk

Our cash and cash equivalents are held primarily in bank deposits with maturities of less than 90 days, and our short-term bank deposits have maturities of more than 90 days. Both are subject to limited interest rate risk, with an average interest rate of 1.30%. In addition, the outstanding balance of our Bank Loan as of December 31, 2017 was $32.3 million and bear an average interest rate of 4.52%. An immediate 10% change in interest rates would not have a material effect on our financial condition or results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2017, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2017.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2017, our internal control over financial reporting is effective based on those criteria.

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

ITEM 16B. CODE OF ETHICS.

We have adopted a Code of Business Conduct and Ethics, which we to which we refer as the code of ethics, that applies to all directors, officers, and employees of our company and its subsidiaries, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions for us. A copy of the code of ethics has been posted on our Internet website, http://investors.stratasys.com/governance.cfm and is incorporated herein by reference. The foregoing website has been provided as an inactive textual reference only, and the content of that website is not a part of this annual report.

The code of ethics, as it appears at the above website, constitutes an amended and restated version that was adopted by our board of directors in 2017. The amended and restated version reflects modernizing revisions designed to make the code of ethics more “user friendly” for our directors, officers, and employees, in keeping with best practices for public companies of our size. The amended version does not alter the code of ethics’ treatment of any of the elements of the code of ethics definition enumerated in Item 16B(b) of Form 20-F as applicable to our principal executive officer, principal financial officer, principal accounting officer or controller.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth, for the years ended December 31, 2016 and 2017, the fees billed to us and our subsidiaries by our principal accountant. (1)

	Year ended
	December 31,
	2017	2016
Audit fees (2)	$907,500	$1,265,897
Tax fees (3)	131,205	206,043
All other fees (4)	11,300	17,800
Total	$1,050,005	$1,489,740
____________________

(1)

Comprised by fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, or Kesselman & Kesselman (which served as our principal accountant with respect to the years ended December 31, 2016 and 2017).

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

DECEMBER 31, 2017

Report of Independent Registered Public Accounting Firm

To the shareholders of Stratasys Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Stratasys Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes and schedule of valuation, qualifying accounts and reserves for each of the three years in the period ended December 31, 2017 appearing under Item 18 (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control -Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management and board of directors are responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
February 28, 2018

We have served as the Company’s auditor since 2012.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in thousands, except share data)

December 31,	2017	2016
ASSETS

Current assets
Cash and cash equivalents	$328,761	$280,328
Accounts receivable, net	132,671	120,411
Inventories	115,717	117,521
Net investment in sales-type leases	7,208	11,717
Prepaid expenses	7,696	7,571
Other current assets	22,858	15,491
Total current assets	614,911	553,039
Non-current assets
Net investment in sales-type leases - long-term	4,439	12,126
Property, plant and equipment, net	199,951	208,415
Goodwill	387,108	385,629
Other intangible assets, net	142,122	177,458
Other non-current assets	31,219	29,382
Total non-current assets	764,839	813,010
Total assets	$1,379,750	$1,366,049

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$39,849	$40,933
Current portion of long-term debt	5,143	3,714
Accrued expenses and other current liabilities	30,041	32,207
Accrued compensation and related benefits	35,356	34,186
Obligations in connection with acquisitions	-	3,619
Deferred revenues	52,908	49,952
Total current liabilities	163,297	164,611
Non-current liabilities
Long-term debt	27,143	22,286
Deferred tax liabilities	7,069	5,952
Deferred revenues - long-term	15,200	12,922
Other non-current liabilities	32,899	22,251
Total non-current liabilities	82,311	63,411
Total liabilities	$245,608	$228,022
Commitments and contingencies (see note 10)
Redeemable non-controlling interests	1,635	2,029
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 53,631 thousands shares and 52,639 thousands shares issued and outstanding at December 31, 2017 and 2016, respectively	145	142
Additional paid-in capital	2,663,274	2,633,129
Accumulated other comprehensive loss	(7,023)	(13,479)
Accumulated deficit	(1,523,906)	(1,483,925)
Equity attributable to Stratasys Ltd.	1,132,490	1,135,867
Non-controlling interests	17	131
Total equity	1,132,507	1,135,998
Total liabilities and equity	$1,379,750	$1,366,049

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

Years Ended December 31,	2017	2016	2015
Net sales
Products	$474,286	$479,031	$503,946
Services	194,076	193,427	192,049
	668,362	672,458	695,995
Cost of sales
Products	219,020	234,653	466,221
Services	126,565	120,499	127,602
	345,585	355,152	593,823
Gross profit	322,777	317,306	102,172
Operating expenses
Research and development, net	96,237	97,778	122,360
Selling, general and administrative	255,685	307,113	434,619
Goodwill impairment	-	-	942,408
Change in fair value of obligations in connection with acquisitions	1,378	(872)	(23,671)
	353,300	404,019	1,475,716
Operating loss	(30,523)	(86,713)	(1,373,544)
Financial income (expense), net	1,047	354	(10,287)
Loss before income taxes	(29,476)	(86,359)	(1,383,831)
Income taxes expense (benefit)	9,273	(9,446)	(10,320)
Share in losses of associated companies	(1,710)	(708)	-
Net loss	(40,459)	(77,621)	(1,373,511)
Net loss attributable to non-controlling interests	(478)	(402)	(676)
Net loss attributable to Stratasys Ltd.	$(39,981)	$(77,219)	$(1,372,835)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.75)	$(1.48)	$(26.64)
Diluted	$(0.75)	$(1.48)	$(26.64)

Weighted average ordinary shares outstanding
Basic	52,959	52,330	51,592
Diluted	52,959	52,582	51,592

Comprehensive Loss
Net loss	$(40,459)	$(77,621)	$(1,373,511)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	6,102	(2,788)	(8,263)
Unrealized gains on derivatives designated as cash flow hedge	354	83	1,136
Other comprehensive loss, net of tax	6,456	(2,705)	(7,127)
Comprehensive loss	(34,003)	(80,326)	(1,380,638)
Less: Comprehensive loss attributable to non-controlling interests	(478)	(402)	(676)
Comprehensive loss attributable to Stratasys Ltd.	$(33,525)	$(79,924)	$(1,379,962)

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
(in thousands)

Years Ended December 31, 2017, 2016, and 2015
				Retained	Accumulated
	Ordinary Shares		Additional	Earnings	Other	Equity
	Number of		Paid-In	(accumulated	Comprehensive	attributable to	Non-controlling	Total
	shares	Par Value	Capital	deficit)	Loss	Stratasys Ltd.	Interests	Equity

Balances, January 1, 2015	50,923	$139	$2,568,149	$(33,871)	$(3,647)	$2,530,770	$469	$2,531,239
Issuance of shares in connection with stock-based compensation plans	260	*	2,871	-	-	2,871	-	2,871
Stock-based compensation	-	-	30,010	-	-	30,010	-	30,010
Tax deficit from stock-based compensation plans	-	-	(1,706)	-	-	(1,706)	-	(1,706)
Issuance of shares for settlements of obligations in connection with acquisitions and other related items	899	2	8,433	-	-	8,435	-	8,435
Adjustment to redemption value of redeemable non-controlling interests	-	-	(1,800)	-	-	(1,800)	-	(1,800)
Comprehensive loss	-	-	-	(1,372,835)	(7,127)	(1,379,962)	(286)	(1,380,248)
Balance as of December 31, 2015	52,082	$141	$2,605,957	$(1,406,706)	$(10,774)	$1,188,618	$183	$1,188,801
Issuance of shares in connection with stock-based compensation plans	301	1	1,185	-	-	1,186	-	1,186
Stock-based compensation	-	-	20,773	-	-	20,773	-	20,773
Issuance of shares for settlements of obligations in connection with acquisitions and other related items	256	*	5,214	-	-	5,214	-	5,214
Comprehensive loss	-	-	-	(77,219)	(2,705)	(79,924)	(52)	(79,976)
Balance as of December 31, 2016	52,639	$142	$2,633,129	$(1,483,925)	$(13,479)	$1,135,867	$131	$1,135,998
Issuance of shares in connection with stock-based compensation plans	743	2	6,557	-	-	6,559		6,559
Stock-based compensation	-	-	17,722	-	-	17,722		17,722
Issuance of shares for settlements of obligations in connection with acquisitions and other related items	249	1	5,866	-	-	5,867		5,867
Reduction of non-controlling interests upon divestment							(30)	(30)
Comprehensive loss	-	-	-	(39,981)	6,456	(33,525)	(84)	(33,609)
Balance as of December 31, 2017	53,631	$145	$2,663,274	$(1,523,906)	$(7,023)	$1,132,490	$17	$1,132,507

*	Represents an amount less than 0.5 thousand

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2017	2016	2015
Cash flows from operating activities
Net loss	$(40,459)	$(77,621)	$(1,373,511)
Adjustments to reconcile net loss to net cash provided by operating activities:
Goodwill impairment	-	-	942,408
Impairment of other long-lived assets	6,759	24,924	288,977
Depreciation and amortization	66,635	92,877	108,395
Stock-based compensation	17,722	20,773	30,010
Foreign currency transaction loss	(10,429)	2,147	8,612
Deferred income taxes	2,404	(10,378)	(19,129)
Change in fair value of obligations in connection with acquisitions	1,378	(872)	(23,671)
Other non-cash items	3,520	1,220	17

Change in cash attributable to changes in operating assets and liabilities, net of the impact of acquisitions:
Accounts receivable, net	(7,581)	2,009	25,075
Inventories	2,174	642	(12,408)
Net investment in sales-type leases	12,196	5,646	(6,497)
Other current assets and prepaid expenses	(3,665)	395	11,262
Other non-current assets	(802)	933	(439)
Accounts payable	(1,206)	1,969	(1,937)
Other current liabilities	(1,114)	(6,330)	(7,464)
Deferred revenues	3,421	3,380	10,141
Other non-current liabilities	10,954	259	(1,751)
Net cash provided by (used in) operating activities	61,907	61,973	(21,910)

Cash flows from investing activities
Purchase of property and equipment	(22,308)	(45,125)	(84,299)
Proceeds from maturities of bank deposits and restricted deposits	-	73,836	191,741
Investment in bank deposits and restricted deposits	(477)	(67,177)	(187,264)
Cash paid for acquisitions, net of cash acquired	-	-	(9,905)
Investment in unconsolidated entities	(3,568)	(23,064)	(250)
Purchase of intangible assets	(1,540)	(2,002)	(2,747)
Other investing activities	(361)	(457)	(378)
Net cash used in investing activities	(28,254)	(63,989)	(93,102)

Cash flows from financing activities
Proceeds from long-term debt	10,000	26,000	-
Repayment of long-term debt	(3,714)	-	-
Proceeds from short-term debt	-	-	125,000
Payment of obligations in connection with acquisitions	(1,476)	(1,386)	(19,875)
Repayment of short-term debt	-	-	(175,000)
Proceeds from exercise of stock options	5,888	1,185	2,871
Net cash provided by (used in) financing activities	10,698	25,799	(67,004)

Effect of exchange rate changes on cash and cash equivalents	4,082	(1,047)	(2,533)

Net change in cash and cash equivalents	48,433	22,736	(184,549)
Cash and cash equivalents, beginning of year	280,328	257,592	442,141

Cash and cash equivalents, end of year	$328,761	$280,328	$257,592

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2017	2016	2015
Supplemental disclosure of cash flow information
Cash paid for income taxes, net of tax refunds	$1,247	$5,278	$13,487
Cash paid for interest	1,140	-	1,514
Transfer of inventory to fixed assets	4,844	5,085	8,886
Transfer of fixed assets to inventory	1,188	1,068	3,661

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies

a. Nature of Operations

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is global provider of applied additive technology solutions for a broad range of industries. The Company focuses on customers’ business requirements and seeks to create new value for its customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. The Company operates a 3D printing ecosystem of solutions and expertise, comprised of: 3D printers ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”) based on precise fused deposition modeling (“FDM”) and PolyJet technologies; advanced materials for the use with its 3D printers; software with voxel level control; application-based services; on-demand parts; and key partnerships.

The Company has one operating segment, which generates revenues via the sale of its 3D printing systems, related services and consumables and by providing additive manufacturing ("AM") solutions. The Company operates mainly through offices in Israel, the United States, Germany, Hong Kong and Japan. Entity-wide disclosures on net sales and property, plant and equipment are presented in note 13.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates using assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to revenue recognition, inventories, long-lived assets, goodwill, uncertain tax positions and contingent liabilities.

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

Allowance for doubtful accounts due to the Company’s accounts receivable amounted to $1,160 thousand and $843 thousand as of December 31, 2017 and 2016, respectively. Allowance for doubtful accounts due to the Company’s investment in sales-type leases amounted to $1,575 thousand and $844 thousand as of December 31, 2017 and 2016, respectively. Changes in the allowance for doubtful accounts are recognized in selling, general and administrative expenses. Accounts receivable are written-off against the allowance for doubtful accounts when management deems the accounts are no longer collectible.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined mainly using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory costs consist of materials, direct labor and overhead. Net realizable value is determined based on estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company periodically assesses inventory for obsolescence and excess balances and reduces the carrying value by an amount equal to the difference between its cost and the net realizable value. The net realizable value is primarily estimated based on future demand forecasts, as well as, historical sales trends, product life cycle status and product development plans. The Company provided inventory write-downs for obsolescence and excess inventories in the amounts of $6.3 million and $7.7 million as of December 31, 2017 and 2016, respectively.

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

Goodwill is tested for impairment on an annual basis in the fourth quarter and whenever indicators of potential impairment requires an interim goodwill impairment analysis. The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company performs a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the two-step impairment test is not required. However, if the Company concludes otherwise, it is then required to perform a quantitative assessment for goodwill impairment.

The Company has early adopted a new guidance which simplifies the test for goodwill impairment. Under the new guidance, the Company performs its quantitative goodwill impairment test by comparing the fair value of its reporting unit with its carrying value. If the reporting unit’s carrying value is determined to be greater than its fair value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit's fair value. If the fair value of the reporting unit is determined to be greater than its carrying amount, the applicable goodwill is not impaired and no further testing is required.

The evaluation of goodwill impairment requires the Company to make assumptions about future cash flows of the reporting unit being evaluated that include, among others, growth in revenues, margins realized, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

During the year ended December 31, 2015 the Company recorded impairment charges of $942.4 million in order to reduce the carrying amount of goodwill to its implied fair value. There was no impairment of goodwill in either 2016 or 2017. For further details refer to note 7.

Other Intangible Assets

Intangible assets and their useful lives are as follows:

Weighted Average
Useful Life (in Years)
Developed technology	6
Patents	10
Trademarks and trade names	9
Customer relationships	7
Capitalized software development costs	5

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of acquired developed technology is recorded in cost of sales. Amortization of trade name and customer relationships is recorded under selling, general and administrative expenses.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For definite life intangible assets, the Company reviews the carrying amounts for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the Company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. The Company then compares the carrying amounts of the asset or assets groups with their respective estimated undiscounted future cash flows. If the definite life intangible asset or assets group are determined to be impaired, an impairment charge is recorded at the amount by which the carrying amount of the asset or assets group exceeds their fair value.

Fair value is determined by using an applicable discounted cash flow model. In addition, the remaining amortization period for the impaired asset would be reassessed and, if necessary, revised. During the years ended December 31, 2017, 2016 and 2015 the Company recorded impairment charges of $2.2 million, $16.9 million and $260.3 million, respectively, related to its definite life intangible assets. Refer to Note 8 for further information.

Non-Marketable Equity Investments

The Company’s investments in non-marketable equity securities in which it has the ability to exercise significant influence, but does not control through variable interests or voting interests, are accounted for under the equity method of accounting and presented as other non-current assets in the Company’s consolidated balance sheets. Under the equity method, the Company recognizes its proportionate share of the comprehensive income or loss of the investee. The Company’s share of income and losses from equity method investments is included in share in losses of associated company. The Company adds the cost of acquiring the additional interest in an unconsolidated equity investment that was not accounted for under the equity method as of the date the equity investment becomes qualified for equity method accounting.

Other non-marketable equity securities in which the Company does not have a controlling interest or significant influence are recorded at cost and presented as other non-current assets in the Company’s consolidated balance sheets.

The Company reviews its unconsolidated non-marketable equity investments for possible impairment, which generally involves an analysis of the facts and changes in circumstances influencing the investments. There was no impairment of unconsolidated non-marketable equity investments during the years ended December 31, 2017, 2016 and 2015.

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

	December 31,	December 31,
	2017	2016
	(U.S. $ in thousands)
Balance at beginning of year	17,555	14,100
Revenue deferred in the period	18,454	22,309
Revenue recognized in the period	(16,791)	(18,854)
Balance at end of year	$19,218	$17,555

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

Advertising

Advertising costs are expensed as incurred and were approximately $14.2 million, $19.4 million and $23.5 million, for the years ended December 31, 2017, 2016 and 2015, respectively.

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

Income Taxes

The Company and its subsidiaries are subject to income taxes in the jurisdictions in which they operate. The Company’s provision for income taxes is based on income tax rates in the tax jurisdictions where it operates, permanent differences between financial reporting and tax reporting, and available credits and incentives.

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

Deferred taxes have not been provided on the following items:

1)	Taxes that would apply in the event of disposal of investments in first-tier foreign subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company presents unrecognized tax benefits as a reduction to deferred tax asset where a net operating loss, a similar tax loss, or a tax credit carryforward that are available, under the tax law of the applicable jurisdiction, to offset any additional income taxes that would result from the settlement of a tax position.

Stock-Based Compensation

The Company measures and recognizes compensation expense for its equity classified stock-based awards, including stock-based option awards and restricted stock units (“RSUs”) under the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) based on estimated fair values on the grant date. The Company calculates the fair value of stock-based option awards on the date of grant using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. The computation of expected volatility is based on historical volatility of the Company’s shares. The expected option term is calculated using the simplified method, as the Company concludes that its historical share option exercise experience does not provide a reasonable basis to estimate its expected option term. The interest rate for periods within the expected term of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company’s expected dividend rate is zero since the Company does not currently pay cash dividends on its shares and does not anticipate doing so in the foreseeable future. Each of the above factors requires the Company to use judgment and make estimates in determining the percentages and time periods used for the calculation. If the Company were to use different percentages or time periods, the fair value of stock-based option awards could be materially different. Stock-based compensation expense for RSUs is measured based on the fair value of the Company’s ordinary shares on the date of grant. The Company recognizes stock-based compensation cost for option awards and RSUs on a straight-line basis over the employee’s requisite service period (primarily a four-year period).

Earnings per Share

Basic earnings per share is computed by dividing net income (loss) attributable to ordinary shareholders of Stratasys Ltd., including adjustment of redeemable non-controlling interest to its redemption amount, by the weighted average number of ordinary shares (including fully vested RSUs) outstanding for the reporting periods.

In computing the Company’s diluted earnings per share, the numerator used in the basic earnings per share computation is adjusted for the dilutive effect, if any, of the Company’s deferred payments liability revaluation to its fair value, as it would have been settled in shares that would result from the assumed issuance of potential ordinary shares. The denominator for diluted earnings per share is a computation of the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Potential dilutive shares outstanding include the dilutive effect of in-the-money options and unvested RSUs using the treasury stock method, as well as presumed share settlement of the Company’s deferred payments liability and other retention settlements in connection with certain prior acquisitions.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restructuring

The Company may incur restructuring charges in connection with certain initiatives designed to adjust the Company's cost and operating structure, improve efficiencies across the Company and to better align with the Company’s long-term strategic initiatives and overall market conditions. Restructuring charges include employee severance and associated termination costs related to the reduction of workforce, costs related to facilities closures, impairment charges of long-lived assets and contract termination costs. Restructuring charges for employees’ termination costs are recognized when the required actions to execute the restructuring initiative were performed and the initiatives are probable and costs are estimable. Restructuring charges for facilities and contract terminations are recognized when the Company ceased using the rights conveyed by the contract. Significant judgments and estimates are involved in estimating the impact of restructuring plans on the Company’s consolidated financial statements. Actual results may differ from these estimates.

Business Combinations

For transactions in which a set of assets is acquired to disposed, the Company has early adopted a new guidance which provides a new framework that assist in evaluating whether a set of assets should be accounted for as an acquisition of a business or a group of assets. Under the new guidance, the Company first determines whether substantially all of the fair value of a set of assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this criteria is met, the set of assets is not considered a business. If this criteria is not met, the Company then evaluates whether the set of assets include at least one substantive process that together significantly contribute to the ability to create outputs in order to meet the requirement to be deemed as s business.

If the Company has determined that a transaction should be accounted for as a business combination, it allocates the fair value of consideration transferred in the business combination to the assets acquired, liabilities assumed, and non-controlling interests in the acquired business based on their fair values at the acquisition date. Acquisition-related expenses and restructuring costs are recognized separately from the business combination and are expensed as incurred. The excess of the fair value of the consideration transferred plus the fair value of any non-controlling interest in the acquiree over the fair value of the assets acquired, liabilities assumed in the acquired business is recorded as goodwill. The fair value of the consideration transferred may include a combination of cash, equity securities, earn out payments and deferred payments. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date. The cumulative impact of revisions during the measurement period is recognized in the reporting period in which the revisions are identified. The Company includes the results of operations of the businesses that it has acquired in its consolidated results prospectively from the respective date of acquisition.

The Company records obligations in connection with its business combinations at fair value on the acquisition date. Each reporting period thereafter, the Company revalues earn-out payments and certain deferred payments which are classified as liabilities in the consolidated balance sheets and records the changes in their fair value in the consolidated statements of operations and comprehensive loss. Cash payments to settle the Company’s obligations in connection with its business combination are classified as cash flows used in financing activities up to the amount of the original obligations and Payments made in excess of the amount of the original obligations are classified as cash flows used in operating activities in the Company's consolidated statements of cash flows.

Changes in the fair value of the obligations in connection with its business combinations can result from adjustments to the discount rates and the Company’s shares price. These fair value measurements represent Level 3 measurements, as they are based on significant inputs not observable in the market. Significant judgment is required in determining the assumptions utilized as of the acquisition date and for each subsequent measurement period. Actual results may differ from these estimates.

Accordingly, changes in the assumptions described above could have an impact on the Company’s consolidated results of operations.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, investment in sales-type leases and foreign currency exchange forward contracts. Most of the Company’s cash and cash equivalents are invested in U.S. dollar instruments with major banks in the U.S., Israel and Europe. Management believes that the credit risk with respect to the financial institutions that hold the Company’s cash and cash equivalents is low.

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

Recently issued accounting pronouncements

In August 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) which expands the activities that may be eligible to qualify for hedge accounting, simplifies the rules for reporting hedging transactions and better portray the economic results of risk management activities in the financial statements. It also amends certain presentation and disclosure requirements and eases certain hedge effectiveness assessment requirements. The new guidance is effective for fiscal year beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of the new guidance on its consolidated financial statements.

In February 2017, the FASB issued an ASU which applies to the derecognition of nonfinancial assets and in substance nonfinancial assets to noncustomers, including partial sales, unless other specific guidance applies. The new ASU will not apply to the derecognition of businesses or financial assets, or to contracts with customers. According to the new ASU, when an entity transfers its controlling interest in a nonfinancial asset, but retains a non-controlling ownership interest, the entity will measure the retained interest at fair value. This will result in gain or loss recognition upon the sale of a controlling interest in a nonfinancial asset. As a result of these changes, the same accounting treatment will be applied to a transfer of a nonfinancial asset in exchange for the non-controlling ownership interest in another entity or other consideration. Current guidance generally prohibits gain recognition on the retained interest. The ASU is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company is currently evaluating the impact of the adoption of the new guidance on its consolidated financial statements.

In November 2016, the FASB issued an ASU which requires entities to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The ASU is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2017. Early adoption is permitted. The Company does not expect the adoption of this ASU will have a material impact on its consolidated financial statements.

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

In March 2016, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) which simplifies certain aspects of the accounting for share-based payments, including, among other items, accounting for income taxes and allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur, rather than to account for them based on an estimate of expected forfeitures. This ASU became effective for the Company on January 1, 2017. Upon the adoption of this ASU, the Company recorded a cumulative-effect adjustment to its deferred tax asset related to its net operating losses of approximately $5 million as of January 1, 2017 offset with an increase to its valuation allowance with respect to previously unrecognized excess tax benefits. Under the new ASU, excess tax benefits or deficiencies related to stock option exercises and restricted stock unit vesting are recognized in the statement of operations. The adoption of this ASU does not have a material impact on the Company’s results of operations as excess tax benefits generated from the vesting of share-based awards will be recognized in the consolidated statements of operations, but offset with consideration of the valuation allowance in the Company’s US operations. In addition, upon the adoption of this ASU, the Company has elected as an accounting policy to record forfeitures as they occur, using a modified retrospective transition method. The total cumulative-effect adjustment to retained earnings as of January 1, 2017 was immaterial. Prior periods have not been restated.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2016, the FASB issued a new ASU which revises lease accounting guidance. Under the new guidance, lessees will be required to recognize a right-of-use asset and a lease liability for all leases, other than leases that meet the definition of a short-term lease. The liability and the right-of-use asset arising from the lease will be measured as the present value of the lease payments. In addition, this guidance requires disclosure of key information about leasing arrangements to increase transparency and comparability among organizations. The new standard is effective for fiscal year beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition approach, with certain practical expedients. While the Company is currently evaluating the impact of the adoption of the new lease accounting guidance on its consolidated financial statements, the Company expects that the adoption of the new guidance may materially affect the amounts of total assets and total liabilities reported in its consolidated financial statements upon adoption.

In January 2016, the FASB issued an ASU which changes to the current measurement model primarily affects all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting), financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. Under the new ASU equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) with readily determinable fair values will generally be measured at fair value through earnings. Equity investments that do not have readily determinable fair values may be measured at fair value or at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The new guidance is effective for fiscal year beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption with other amendments related specifically to equity securities without readily determinable fair values applied prospectively. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In May 2014, and in following related amendments, the FASB issued a new comprehensive revenue recognition guidance on revenue from contracts with customers (hereinafter “the Standard”) that will supersede the current revenue recognition guidance. The Standard provides a unified model to determine when and how revenue is recognized. The core principle of the Standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. This Standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized in retained earnings as of the date of adoption. The Company has developed a project plan to analyze the potential impact the Standard will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the Standard. The Company will adopt the Standard using the modified retrospective approach in the first quarter of fiscal 2018. The Company has completed its evaluation of the Standard and does not expect a material change in its pattern of revenue recognition. In addition, the Standard requires the deferral and amortization of “incremental” costs incurred to obtain a contract. The primary contract acquisition cost for the Company are sales commissions. Under current GAAP, the Company expenses sales commissions as incurred while under the Standard such costs will be classified as a contract asset and amortized over a period that approximates the timing of revenue recognition on the underlying contracts. The Standard also allows entities to apply certain practical expedients at their discretion. Accordingly, the Company elected the practical expedient to analyze the contract acquisition cost only on uncompleted contracts. The Company will record an asset on the opening balance sheet at January 1, 2018 which is not material to the Company's consolidated financial statements.

From time to time, new accounting pronouncements are issued by FASB that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that recently issued standards, which are not yet effective, will not have a material impact on the Company’s consolidated financial statements upon adoption.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Acquisitions and Other Significant Business Activities

Investment in associated company

In June 2016, the Company made an additional investment in the equity interests of LPW Technology Ltd ("LPW") which offers AM solutions. The Company increased its interest in LPW from 10% to approximately 40% and has the ability to exercise significant influence over LPW and therefore accounts for this investment under the equity method of accounting. This investment is presented under other non-current assets in the Company’s consolidated balance sheets.

Borrowing Agreement

In December 2016, the Company entered into a secured loan agreement with Bank Hapoalim Ltd (the “Bank Loan”). Pursuant to the Bank Loan, the Company borrowed $26 million initially and secured a credit line with similar terms for an additional $24 million (the “Credit Line”). The Bank Loan will mature in December 2023 and is payable in equal consecutive quarterly principal installments of principal and accrued interest. The repayment of the Bank Loan was secured by a first priority lien in the name of the lender on all of the Company’s rights to its new headquarters property in Rehovot, Israel and it contains certain subjective acceleration clauses. The Bank Loan bears interest at the rate of LIBOR plus 3.35%. During December 2017, the Company borrowed $10 million under the Credit Line.

Future annual principal payments under the Company’s Bank Loan as of December 31, 2017 are as follows:

Loan principal amount
Year ending December 31,	(U.S. $ in thousands)
2018	$5,143
2019	5,143
2020	5,143
2021	5,143
2022	5,143
Thereafter	6,571
$32,286

Transaction in China

On February 10, 2015, the Company acquired, in consideration for cash, certain assets and assumed certain liabilities of Intelligent CAD/CAM Technology Ltd., a Hong Kong company. This acquisition was aimed to enable the Company to expand its operations in the Chinese market.

Financial information giving effect to this business combination has not been provided, as the acquisition is not material.

New Facility in Israel

In April 2015, the Company purchased the rights to land and a new building complex under construction in Rehovot, Israel (the “Rehovot Campus”). The new Rehovot Campus includes approximately 26,300 square meters (approximately 283,900 square feet) of two buildings complex and additional building rights for approximately 21,800 square meters (approximately 235,400 square feet). The new Rehovot Campus houses the Company’s Israeli headquarters, research and development facilities and certain marketing activities. The Company entered into the first building of its new Rehovot Campus during January, 2017. The second building of the Rehovot Campus is currently under construction. As of December 31, 2017 the Company had invested in the new Rehovot Campus and its related equipment approximately $68.2 million.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restructuring plan

In April 2015, the Company initiated certain restructuring actions that were intended to focus efforts on adjusting its cost and operating structure to better align with the market environment, improving and iterating products, developing new 3D printing solutions and expanding its presence in the market. These restructuring actions included a reduction in the Company’s global workforce, consolidation of certain facilities, closing of three retail stores and other actions designed to streamline the Company’s operations and better position itself for market penetration.

During 2015 the Company incurred restructuring charges of $26.2 million, including $10.4 million charges related to workforce reductions and $15.8 million charges related to facilities consolidation (primarily MakerBot’s facilities), impairments of associated long-lived assets and other related costs. $9.9 million, $1.5 million and $14.8 million of these restructuring charges were included in cost of sales, research and development, net and selling, general and administrative expenses, respectively. Payments for one-time termination benefits in connection with these initiatives were substantially completed in 2016. During 2016 the Company incurred charges of $6.6 million in connection with these initiatives.

RTC Rapid Technologies Transaction

On July 1, 2015 the Company acquired, in consideration for cash, 100% of the outstanding shares of RTC Rapid Technologies GmbH (“RTC”), which is a key channel partner in Germany. This acquisition was aimed to strengthen the Company’s presence in Germany, Switzerland and Austria, and enable the Company to offer full suite of Stratasys 3D printing solutions and services to the installed base of RTC.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Fair Value Measurement

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, in its consolidated balance sheets:

	December 31, 2017
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$90	$-	$90
Foreign exchange forward contracts designated as hedging instruments	263	-	263

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(921)	-	(921)
	$(568)	$-	$(568)

	December 31, 2016
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$1,440	$-	$1,440
Foreign exchange forward contracts designated as hedging instruments	37	-	37

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(48)	-	(48)
Foreign exchange forward contracts designated as hedging instruments	(61)	-	(61)
Obligations in connection with acquisitions	-	(2,619)	(2,619)
	$1,368	$(2,619)	$(1,251)

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

The following table is a reconciliation of the change for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs, which consist of obligations in connection with acquisitions:

	2017	2016
	(U.S. $ in thousands)
Fair value as of January 1,	$2,619	$6,991
Settlements	(3,997)	(3,500)
Change in fair value recognized in earnings	1,378	(872)
Fair value as of December 31,	$-	$2,619

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s obligations in connection with acquisitions were estimated utilizing Level 3 inputs, were related to the deferred payments for the Company’s acquisition of Solid Concepts Inc. (the “Solid Concepts transaction”). As part of the Solid Concepts transaction, which was completed in July 2014, the Company was obligated to pay additional deferred payments in three separate annual installments after the Solid Concepts transaction date (“deferred payments”). Subject to certain requirements for cash payments, the Company retained the discretion to settle the deferred payments in its shares, cash or any combination of the two. The deferred payments were also subject to certain adjustments based on the Company’s share price. During the third quarter of 2017, the Company issued 149,327 ordinary shares valued at $3.5 million and paid cash of $0.5 million to settle the final, third annual installment of the deferred payments. During the third quarter of 2016, the Company issued 152,633 ordinary shares valued at $3.1 million and paid cash of $0.4 million to settle the second annual installment of the deferred payments. During the third quarter of 2015, the Company issued 118,789 ordinary shares valued at $4.1 million and paid cash of $0.9 million to settle the first annual installment of the deferred payments.

The deferred payments were classified as liabilities and were measured at fair value in the Company’s consolidated balance sheets. The fair value of the deferred payments was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date, adjusted to reflect a discount for lack of marketability for the applicable periods. The discount for lack of marketability was calculated based on the historical volatility of the Company’s share price and thus represents a Level 3 measurement within the fair value hierarchy. The fair-value revaluations of the deferred payments are presented under change in fair value of obligations in connection with acquisitions in the Company’s consolidated statements of operations and comprehensive loss. During the years ended December 31, 2016 and 2015, the Company recorded a gain of $0.9 million and $23.7 million, respectively, due to the fair-value revaluation of the deferred payments which included approximately unrealized gains of $0.7 million and $17.5 million, respectively, and realized gains of $0.1 million and $6.2 million, respectively.

Note 4. Inventories

Inventories, net consisted of the following:

	December 31,	December 31,
	2017	2016
	(U.S. $ in thousands)
Finished goods	$63,234	$62,728
Work-in-process	2,271	2,389
Raw materials	50,212	52,404
	$115,717	$117,521

Note 5. Net Investment in Sales-type Leases

The Company’s net investment in sales-type leases consisted of the following:

	December 31,	December 31,
	2017	2016
	(U.S. $ in thousands)
Future minimum lease payments receivable	$13,748	$25,910
Less allowance for doubtful accounts	(1,575)	(844)
Net future minimum lease payment receivable	12,173	25,066
Less unearned interest income	(526)	(1,223)
Net investment in sales-type leases	$11,647	$23,843

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future minimum lease payments due from customers under sales-type leases as of December 31, 2017 were as follows:

U.S . $ in thousands
Year ending December 31,
2018	$9,170
2019	3,130
2020	1,218
2021	230
$13,748

The interest income for sales-type leases is recorded in financial income (expense), net and amounted to approximately $0.7 million, $1.0 million and $1.0 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Note 6. Property, Plant and Equipment

Property, plant and equipment, net consisted of the following:

	December 31,	December 31,
	2017	2016
	(U.S. $ in thousands)
Machinery and equipment	$133,656	$128,187
Buildings and improvements	131,993	121,970
Computer equipment and software	48,237	48,917
Office equipment, furniture and fixtures	17,893	16,393
Land	19,234	19,591
	351,013	335,058
Accumulated depreciation	(155,147)	(131,327)
	195,866	203,731
Construction work in progress	4,085	4,684
	$199,951	$208,415

Depreciation expenses were $31.6 million, $33.8 million and $33.4 million in the years ended December 31, 2017, 2016 and 2015, respectively.

Note 7. Goodwill

Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2017 and 2016 were as follows:

	2017	2016
	(U.S. $ in millions)
Goodwill as of January 1,	$385.6	$383.9
Translation differences	1.5	1.7
Goodwill as of December 31,	$387.1	$385.6

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill impairment charges for the year ended December 31, 2017

During the fourth quarter of 2017, the Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit.

Following its quantitative assessment, the Company concluded that the fair value of Stratasys-Objet reporting unit exceeded its carrying amount by approximately 7%, with a carrying amount of goodwill assigned to this reporting unit in the amount of $387 million.

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

A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of Stratasys-Objet reporting unit by approximately $48 million and $88 million, respectively.

Based on the Company’s assessment as of December 31, 2017, no goodwill was determined to be impaired.

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

Goodwill impairment charges for the year ended December 31, 2016

During the fourth quarter of 2016, the Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit. Following its quantitative assessment, the Company concluded that the fair value of Stratasys-Objet reporting unit exceeded its carrying amount by approximately 5%, with a carrying amount of goodwill assigned to this reporting unit in the amount of $386 million.

Based on the Company’s assessment as of December 31, 2016, no goodwill was determined to be impaired.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill impairment charges for the year ended December 31, 2015

During 2015, the Company determined that certain indicators of potential impairment existed that required interim goodwill impairment analysis. Accordingly, the Company performed a quantitative two-step assessment for goodwill impairment for each of its reporting units as described below.

During the first quarter of 2015, the Company performed a quantitative assessment for goodwill impairment for its MakerBot reporting unit. The Company updated its Makerbot reporting unit cash flow projections and related assumptions based on the indicators mentioned above and performed the two-step goodwill impairment test. As a result of the two-step goodwill impairment test, the carrying amount of goodwill assigned to the MakerBot reporting unit exceeded its implied fair value and the Company recorded a non-tax deductible impairment charge of $150.4 million, in order to reduce the carrying amount of goodwill to its implied fair value.

During the third quarter of 2015, the Company determined that additional indicators of potential impairment existed that required an interim goodwill impairment analysis for all of its reporting units.

Accordingly, the Company updated its cash flow projections and related assumptions for each of its reporting units and performed a two-step goodwill impairment test which was completed during the fourth quarter of 2015. The impairment analysis performed as part of the step two of the goodwill impairment test determined that the carrying amount of goodwill assigned exceeded its implied fair value for each of the Company’s reporting units. Therefore, the Company recorded impairment charges in a total amount of $792.0 million in order to reduce the carrying amount of goodwill to its implied fair value for each of its reporting units.

As of December 31, 2015, the remaining goodwill balance of $384 million was assigned to the Stratasys-Objet reporting unit and there was no remaining goodwill balance assigned to the Company’s other reporting units.

Note 8. Other Intangible Assets

Other intangible assets consisted of the following:

	December 31, 2017			December 31, 2016
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$304,601	$(220,420)	$84,181	$304,766	$(198,632)	$106,134
Patents	19,708	(14,279)	5,429	19,009	(12,257)	6,752
Trademarks and trade names	27,248	(18,245)	9,003	27,819	(16,849)	10,970
Customer relationships	106,203	(63,435)	42,768	106,571	(54,258)	52,313
Capitalized software development costs	19,541	(18,800)	741	19,540	(18,251)	1,289
	$477,301	$(335,179)	$142,122	$477,705	$(300,247)	$177,458

During 2017, the Company recorded impairment charges of $2.2 million related to certain of its intangible assets.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Amortization expense

Amortization expense relating to intangible assets for the years ended December 31, 2017, 2016 and 2015, was approximately $35.0 million, $59.0 million and $75.0 million, respectively. The decrease in amortization expense in 2017 was primarily due to change in the estimated useful lives of certain intangibles assets, which reduced the Company's amortization expense by $20.5 million and resulted in a decrease of $18.3 million in the Company's net loss and a decrease of $0.35 in the Company's basic and diluted loss per share. The decrease in amortization expense in 2016 was primarily due impairment charges recorded in 2015, as mentioned above.

As of December 31, 2017, estimated future amortization expense relating to definite life intangible assets for each of the next five years and thereafter were as follows:

Estimated amortization
expense
Year ending December 31,	(U.S. $ in thousands)
2018	$32,523
2019	32,190
2020	31,852
2021	31,281
2022	10,553
Thereafter	3,723
Total	$142,122

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Income Taxes

a. Deferred Tax Assets and Liabilities

The components of the Company’s deferred tax assets and liabilities as of December 31, 2017 and 2016 were as follows:

	December 31,	December 31,
	2017	2016
	(U.S. $ in thousands)
Deferred tax assets
Tax losses carry forwards	$114,107	$139,914
Inventory related	2,584	12,124
Intangibles assets	23,143	38,379
Provision for employee related obligations	1,463	3,568
Stock-based compensation expense	4,887	6,040
Deferred revenue	2,036	3,211
Property, plant and equipment	924	1,140
Allowance for doubtful accounts	646	645
Foreign currency losses	421	587
Research and development credit carry forwards	11,288	9,998
Other items	1,383	1,560
Gross deferred tax assets	162,882	217,166
Valuation allowance	(152,062)	(201,376)
Total deferred tax assets	$10,820	$15,790

Deferred tax liabilities
Intangibles assets	$(13,658)	$(17,053)
Property, plant and equipment	(3,581)	(2,662)
Total deferred tax liabilities	$(17,239)	$(19,715)
Net deferred tax liabilities	$(6,419)	$(3,925)

The Company’s deferred tax assets and liabilities are classified in the consolidated balance sheets as follows:

	December 31,	December 31,
	2017	2016
	(U.S. $ in thousands)
Deferred tax assets (under "Other non-current assets")	$650	$2,027
Deferred tax liabilities	7,069	5,952
Net deferred tax liabilities	$(6,419)	$(3,925)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017 and 2016 the Company had a tax net operating losses carry-forward of approximately $486 million and $381 million, respectively, related to its U.S. subsidiaries. The tax net operating losses carry-forward resulted in deferred tax assets of approximately $114 million and $140 million, as of December 31, 2017 and 2016, respectively. As a result of losses incurred by its U.S. subsidiaries in the last few years, and since the near-term realization of these assets is uncertain, the Company provided a full valuation allowance for its deferred tax assets related to its U.S. subsidiaries that are not expected to be realized.

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

Included in the net deferred tax liability are net operating loss and credit carryovers of $125.5 million which expire in years ending from December 31, 2022 through December 31, 2037. The net decrease in the net deferred tax liability from 2016 to 2017 is driven by the US federal tax rate reduction discussed immediately below.

On December 22, 2017, the Tax Cuts and Jobs Act (the“Act”) was enacted into law. The new legislation represents fundamental and dramatic modifications to the U.S. tax system. The Act contains several key tax provisions that will impact the Company's U.S. subsidiaries, including the reduction of the maximum U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. Other significant changes under the Act include, among others, a one-time repatriation tax on accumulated foreign earnings, a limitation of net operating loss deduction to 80% of taxable income, and indefinite carryover of post-2017 net operating losses. The Act also repeals the corporate alternative minimum tax for tax years beginning after December 31, 2017. Losses generated prior to January 1, 2018 will still be subject to the 20-year carryforward limitation and the alternative minimum tax. Other potential impacts due to the Act include the repeal of the domestic manufacturing deduction, modification of taxation of controlled foreign corporations, a base erosion anti-abuse tax, modification of interest expense limitation rules, modification of limitation on deductibility of excessive executive compensation, and taxation of global intangible low-taxed income.

U.S. GAAP requires that the impact of tax legislation be recognized in the period in which the law was enacted. Due to the net operating losses discussed above, the Company revalued its valuation allowance and deferred tax assets at the statutory 21% rate that will be in effect in 2018 and forward. The Company has made reasonable estimates of the effects on its deferred tax balances. The provisional impact of this rate change was recorded in the fourth quarter of 2017 and there was a reduction of $65.6 million in the valuation allowance, offset by a reduction of $65.6 million in the deferred tax assets. The Act had no impact on the valuation allowance assessment of the U.S. subsidiaries.

Because of the complexity of the new intangible income rules, Global Intangible Low-Taxed Income (GILTI) and Foreign Derived Intangible Income (FDII) tax rules, the Company continues to evaluate these provisions of the Act and the application of ASC 740, Income Taxes. Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either (1) treating taxes due or receivable on future U.S. inclusions/deductions in taxable income related to GILTI and FDII as a current-period expense/benefit when incurred (the “period cost method”) or (2) factoring such amounts into the Company's measurement of its deferred taxes (the “deferred method”). The Company's selection of an accounting policy with respect to the new GILTI/FDII tax rules will depend, in part, on analyzing its global income to determine whether it expects to have future U.S. inclusions or deductions in taxable income related to GILTI/FDII and, if so, what the impact is expected to be. Whether the Company expects to have future U.S. inclusions or deductions in taxable income related to GILTI/FDII depends not only on the Company's current structure and estimated future results of global operations, but also its intent and ability to modify its structure. The Company is currently in the process of analyzing its structure and, as a result, is not yet able to reasonably estimate the effect of these provisions of the Act. Therefore, the Company has not made any adjustments related to potential GILTI or FDII tax impact in its financial statements and has not made a policy decision regarding whether to record deferred tax on GILTI/FDII.

The tax impacts discussed above represent provisional amounts and the Company's current best estimates. The SEC issued SAB 118 which provides guidance on the accounting for the tax effects of the Act. In accordance with this guidance, any material adjustments recorded to the provisional amounts will be disclosed in a 2018 reporting period by the fourth quarter of 2018. The provisional amounts incorporate assumptions made based upon the Company's current interpretation of the Act and may change as the Company reviews the interpretations and assumptions, receives implementation guidance from the Internal Revenue Service, and assesses any actions it may take based on the Act.

The Company believes that all future profits of its subsidiaries will be indefinitely reinvested or that there is no expectation to distribute any taxable dividends from these subsidiaries. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is estimated as a non-material amount.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b. Provision for Income Taxes

Loss before income taxes for the years ended December 31, 2017, 2016 and 2015 was as follows:

	2017	2016	2015
	(U.S. $ in thousands)
Domestic	$(98)	$(11,783)	$(635,721)
Foreign	(29,378)	(74,576)	(748,110)
	$(29,476)	$(86,359)	$(1,383,831)

The components of income taxes for the years ended December 31, 2017, 2016 and 2015 were as follows:

	2017	2016	2015
	(U.S. $ in thousands)
Current
Domestic	$10,574	$6,242	$4,564
Foreign	1,248	(5,310)	8,304
	11,822	932	12,868

Deferred
Domestic	(4,497)	(9,851)	(18,607)
Foreign	1,948	(527)	(4,581)
	(2,549)	(10,378)	(23,188)
Total income taxes	$9,273	$(9,446)	$(10,320)

A reconciliation of the statutory income tax rate and the effective tax rate for the years ended December 31, 2017, 2016 and 2015 is set forth below:

	2017	2016	2015
Statutory tax rate	24.0%	25.0%	26.5%
Approved and Privileged enterprise benefits	15.7	7.0	(0.4)
Goodwill impairment	-	-	(15.3)

Revaluation of obligations in connection with acquisitions	-	-	0.2
US Tax Act enactment	(222.5)	-	-
Stock compensation expense	(5.3)	(2.4)	(0.4)
Tax contingencies	(30.8)	(4.7)	(0.3)
Non-deductible acquisition expenses	(0.6)	(0.2)	(0.1)
Earning taxed under foreign law	43.3	34.4	1.4
Valuation Allowance	144.4	(57.0)	(11.0)
Changes to the prior year’s tax assessment	(1.2)	7.9	-
Other	1.5	0.9	0.1
Effective income tax rate	(31.5)%	10.9%	0.7%

For the year ended December 31, 2017, the above rate reconciliation table reflects the Company’s valuation allowance on its US deferred tax assets, the impact of the US Tax Act due to revaluation of its net operating losses, and changes to uncertain tax positions, offset by the mix of foreign taxable income and loss and an income tax benefit attributable to one of the Company’s foreign subsidiaries that received a favorable tax ruling from the tax authorities in 2016.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

As of December 31, 2017, 2016 and 2015, the Company had unrecognized tax benefits of $27.3 million, $18.0 million, and $13.9 million, respectively. If recognized, these benefits would favorably impact the effective tax rate. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	2017	2016	2015
	(U.S. $ in thousands)
Balance at beginning of year	18,000	$13,930	$8,552
Additions for tax positions related to the current year	8,777	4,039	4,116
Foreign currency fluctuation	1,242	-	-
Adjustments for tax positions related to previous years	(687)	129	1,987
Reduction of reserve for statute expirations	(15)	(98)	(725)
Balance at end of year	$27,317	$18,000	$13,930

The Company’s accrual for estimated interest and penalties was $942 thousand as of December 31, 2017. The Company does not expect uncertain tax positions to change significantly over the next twelve months.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c. Basis of taxation:

The enacted statutory tax rates applicable to the Company’s major subsidiaries outside of Israel are as follows:

Company incorporated in the U.S.—tax rate of approximately 35% through December 31, 2017 and 21% beginning 2018.
Company incorporated in Germany—tax rate of approximately 28%.
Company incorporated in Hong Kong—tax rate of 16.5%.

A significant portion of the Company’s income is taxed in Israel. The following is a summary of how the Company’s income is taxed in Israel:

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

Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Investment Law”)

Various industrial projects of the Company have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rate, which was 24% in 2017.

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

As of December 31, 2017, tax-exempt income of approximately $229.4 million is attributable to the Company’s various Approved and Beneficiary Enterprise programs. If such tax exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and taxes of approximately $22.9 million would be incurred as of December 31, 2017.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its "Preferred Enterprise" (as such terms are defined in the Investment Law) effective as of January 1, 2011 and thereafter. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance, and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 16% with respect to its preferred income attributed to its Preferred Enterprise, unless the Preferred Enterprise was located in a certain development zone, in which case the rate was 9%. In 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a certain development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%.

Dividends paid out of preferred income attributed to a Preferred Enterprise is generally subject to withholding tax at source at the rate of 20%, or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply.

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

Future minimum annual lease payments under all non-cancelable operating leases with an initial term in excess of one year as of December 31, 2017 are as follows:

Minimum future
operating lease payments
Year ending December 31,	(U.S. $ in thousands)
2018	$9,243
2019	6,941
2020	5,800
2021	4,178
2022	2,314
Thereafter	797
29,273

Rent expense for the years ended December 31, 2017, 2016 and 2015 was approximately $10.0 million, $14.0 million and $14.3 million, respectively.

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

The Company filed its statements of defense in May 2013 denying the plaintiffs’ claims. In 2015, the court dismissed the lawsuit of one of the former directors due to lack of cause. In February 2017, the parties reached an agreement pursuant to which all claims were settled at no material cost to the Company. Notice of the settlement was provided and the suits were subsequently dismissed.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the Court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. On July 1, 2015, lead plaintiffs filed their consolidated complaint. On August 31, 2015, the defendants moved to dismiss the consolidated complaint for failure to state a claim. The Court heard the motion on December 11, 2015. On June 30, 2016, the Court granted defendants’ motion to dismiss with prejudice and entered judgment in favor of defendants. On July 29, 2016, lead plaintiffs filed a notice of appeal to the United States Court of Appeals for the Eighth Circuit from the Court’s judgment. On September 22, 2016, lead plaintiffs filed the opening initial brief in support of their appeal. On October 24, 2016, defendants filed their answering brief to the appeal. On November 18, 2016, lead plaintiffs filed their reply brief in support of the appeal. Oral arguments for appeal were held on March 9, 2017. On July 25, 2017, the Eighth Circuit entered an order and judgment affirming the Court’s dismissal with prejudice.

Patent Law-Based Claim

On November 23, 2017, a former employee, whose employment had been terminated by the Company in 2008 and who had previously unsuccessfully filed a suit against the Company, brought an additional proceeding against the Company under Section 134 of the Israeli Patent Law seeking compensation and royalties for service inventions he invented while he served as an employee of the Company. In this new proceeding, the former employee claims to be entitled to receive royalties in an amount equal to: (a) 20% of the benefits, revenues and /or savings generated by the Company in the past and in the future, including the rise in the value of the Company, as determined in the merger with Stratasys Inc., which took place in December 2012; (b) 20% of the gross profit generated by the Company in the past and 9% of the gross profit produced and that will be produced by the Company; (c) 20% of the gross profit generated by the Company in the past and the relative share of the former Objet entity of the Company in the total gross profit produced and that will be produced by the Company; or (d) 20% of the value of the service inventions at issue. The former employee further sought an order of accounts. The Company rejects the claims that serve as a basis for the proceeding and intends to defend against them vigorously.

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

The Company’s ordinary shares are traded in the United States on the Nasdaq Global Select Market under the ticker symbol “SSYS”. As of December 31, 2017 and 2016, there were 53,631 thousand ordinary shares and 52,639 thousand ordinary shares issued and outstanding, respectively. The increase in the outstanding and issued ordinary shares during 2017 was attributable to exercises of stock options and RSUs under the Company’s stock-based compensation plans as well as shares issued related to deferred consideration in connection with business combination transactions.

b. Stock-based compensation plans

The Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective upon closing of the Stratasys-Objet merger, provides for the grant of options, restricted shares, restricted share units (“RSUs”) and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2012 plan, options and RSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable and RSUs are vested over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuing service to the Company. As of December 31, 2017, 1.9 million shares were available for equity awards under the 2012 plan. On January 1, 2018, the reserve pool under the 2012 plan was automatically increased by 0.5 million shares.

Stock options

A summary of the stock option activity for the year ended December 31, 2017 is as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of December 31, 2016	2,615,461	$37.21
Granted	2,139,698	20.41
Exercised	(604,536)	10.84
Forfeited	(819,670)	35.89
Options outstanding as of December 31, 2017	3,330,953	$31.53
Options exercisable as of December 31, 2017	1,109,094	$49.68

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about stock options outstanding at December 31, 2017:

			Options Outstanding			Options Exercisable
			Outstanding	Weighted- Average		Exercisable
			options at	Remaining	Weighted- Average	options at	Weighted- Average
Range of			December 31,	Contractual	Exercise	December 31,	Exercise
Exercise Prices			2017	Life in Years	Price	2017	Price
$2.74	-	$9.32	14,539	4.08	$6.77	$14,536	$6.77
$19.66	-	$19.66	1,351,385	8.94	19.66	30,339	19.66
$19.96	-	$24.66	887,398	8.57	21.94	282,367	22.55
$27.83	-	$120.51	1,077,631	5.52	54.59	781,852	61.45
			3,330,953	$7.71	$31.53	1,109,094	$49.68

Aggregate intrinsic value (U.S. $ in thousands)			$597			$201

As of December 31, 2017, the weighted-average remaining contractual life of exercisable options was 5.5 years. The total intrinsic value of options exercised during 2017, 2016 and 2015 was approximately $7.2 million, $1.5 million and $4.6 million, respectively.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2017, 2016 and 2015. The following assumptions were applied in determining the options’ fair value on their grant date:

	2017	2016	2015
Risk-free interest rate	1.8%-2.2%	1.1%-1.5%	1.6% - 1.9%
Expected option term (years)	5.1-6.0	5.2-6.0	6
Expected share price volatility	52.6%-54.0%	53.6%-56.1%	50.1%-53.5%
Dividend yield	-	-	-
Weighted average grant date fair value	$11.10	$12.36	$15.49

As of December 31, 2017, the Company had 2.2 million unvested options. As of December 31, 2017, the unrecognized compensation cost related to all unvested, equity-classified stock options of $22.3 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.9 years.

Restricted Stock Units

A summary of the Company’s RSUs activity for the year ended December 31, 2017 is as follows:

		Weighted Average
	Number of RSUs	Grant Date Fair
Unvested RSUs outstanding as of December 31, 2016	267,756	$72.17
Granted	278,514	20.18
Vested	(130,884)	75.09
Forfeited	(113,223)	51.10
Unvested RSUs outstanding as of December 31, 2017	302,163	$30.88

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total vesting-date value of equity classified RSUs vested during 2017 was $2.9 million. As of December 31, 2017, the unrecognized compensation cost related to all unvested equity classified RSUs of $6.8 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.8 years.

Stock-based compensation expense for stock options and equity classified RSUs included in the Company’s Statements of Operations were allocated as follows:

	2017	2016	2015
	(U.S. $ in thousands)
Cost of sales	$2,580	$2,780	$5,381
Research and development, net	3,503	4,768	5,759
Selling, general and administrative	11,639	13,225	18,870
Total stock-based compensation expenses	$17,722	$20,773	$30,010

c. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive loss, net of taxes for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31, 2017
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2017	$(24)	$(13,455)	$(13,479)
Other comprehensive loss before reclassifications	1,315	5,834	7,149
Amounts reclassified from accumulated other comprehensive loss	(961)	268	(693)
Other comprehensive income (loss)	354	6,102	6,456
Balance as of December 31, 2017	$330	$(7,353)	$(7,023)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2016
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2016	$(107)	$(10,667)	$(10,774)
Other comprehensive loss before reclassifications	523	(2,788)	(2,265)
Amounts reclassified from accumulated other comprehensive loss	(440)	-	(440)
Other comprehensive income (loss)	83	(2,788)	(2,705)
Balance as of December 31, 2016	$(24)	$(13,455)	$(13,479)

	Year ended December 31, 2015
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2015	$(1,243)	$(2,404)	$(3,647)
Other comprehensive loss before reclassifications	(288)	(8,263)	$(8,551)
Amounts reclassified from accumulated other comprehensive loss	1,424	-	$1,424
Other comprehensive income (loss)	1,136	(8,263)	(7,127)
Balance as of December 31, 2015	$(107)	$(10,667)	$(10,774)

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		December 31,	December 31,	December 31,	December 31,
	Balance sheet location	2017	2016	2017	2016
		(U.S. $ in thousands)
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$90	$1,440	$22,036	$39,982
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	263	37	13,169	8,348
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(921)	(48)	65,668	13,273
Liability derivatives -Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	-	(61)	-	7,534
		$(568)	$1,368	$100,873	$69,137

As of December 31, 2017, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $87.7 million and were used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the “NIS”), Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, loss of $5.0 million and gain $2.1 million were recognized under financial expense, net for the years ended December 31, 2017 and 2016, respectively. Such gains partially offset the revaluation losses of the balance sheet items, which are also recognized under financial income (expense), net.

As of December 31, 2017 and 2016, the Company had in effect foreign exchange forward contracts for the conversion of $13.2 million and $15.9 million, respectively, into NIS. These foreign exchange forward contracts were designated as cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss. These contracts mature through June, 2018.

Note 13. Entity-Wide Disclosure

Net sales by geographic area for the years ended December 31, 2017, 2016 and 2015 were as follows*:

	Year ended December 31,
	2017	2016	2015
	(U.S. $ in thousands)
Americas (primarily the United States)	$413,326	$411,536	$425,569
EMEA	148,279	137,924	148,169
Asia Pacific	106,757	122,998	122,257
	$668,362	$672,458	$695,995

*Net sales are attributed to geographic areas based on the location of customer.

No single customer accounted for 10% or more of Company’s total net sales, or Company’s net accounts receivable, in any fiscal year presented.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment by geographical area were as follows as of December 31, 2017 and 2016:

	December 31,
	2017	2016
	(U.S. $ in thousands)
Americas (primarily the United States)	$75,191	$91,894
EMEA	120,498	108,978
Asia Pacific	4,262	7,543
	$199,951	$208,415

Property, plant and equipment that were located in Israel amounted to $101.4 million and $92.1 million for the years ended December 31, 2017 and 2016, respectively and are included under the EMEA region in the above table.

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

Severance pay liabilities with respect to Israeli employees who were employed by the Company prior to the collective pension agreement effective date, as well as employees who have special contractual arrangements, are provided for in the Company’s consolidated financial statements based upon the number of years of service and their latest monthly salary. The Company’s liabilities for those Israeli employees, in the amounts of $3.9 million and $3.7 million as of December 31, 2017 and 2016, respectively, are presented as other non-current liabilities in the Company’s consolidated balance sheets. The liability is funded in part from the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the Company’s consolidated balance sheets under other non-current assets. As of December 31, 2017 and 2016, the Company had $3.0 million and $2.7 million, respectively deposited in these insurance policies and pension funds. These policies are the Company’s assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited.

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

For its employees in the United States the Company has a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) that covers eligible U.S. employees as defined in the Plan. Participants may elect to contribute up to 50% of pre-tax annual compensation, as defined by the Plan, up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal to the lesser of $3,500 or 4% of the participant’s annual compensation. For the years ended December 31, 2017, 2016 and 2015 the Company made 401(k) Plan contributions of approximately $3.7 million, $3.8 million and $4.2 million respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Earnings per Share

The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2017	2016	2015
	(In thousands, except per share amounts)
Numerator:
Net loss attributable to Stratasys Ltd.	$(39,981)	$(77,219)	$(1,372,835)
Adjustment of redeemable non-controlling interest to redemption amount	-	-	(1,800)
Net loss attributable to Stratasys Ltd. for basic loss per share	(39,981)	(77,219)	(1,374,635)

Adjustment of deferred payments liability revaluation	-	(830)	-
Net loss attributable to Stratasys Ltd. for diluted loss per share	(39,981)	(78,049)	(1,374,635)

Denominator:
Add:
Weighted average shares – denominator for basic net loss per share	52,959	52,330	51,592
Add:
Shares settlement presumed for deferred payments liability	-	252	-
Denominator for diluted loss per share	52,959	52,582	51,592
Net loss per share
Basic	$(0.75)	$(1.48)	$(26.64)
Diluted	$(0.75)	$(1.48)	$(26.64)

The computation of diluted net loss per share for the years ended December 31, 2017, 2016 and 2015 excluded share awards of 3.8 million, 3.1 million and 3.8 million, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Years ended December 31, 2017, 2016, and 2015 (U.S. $ in thousands):

COLUMN A	Column B	Column C - Additions		Column D - Deductions		Column E
	Balances at	Charged to				Balances
	beginning	costs and	Charged to	Charged to	Charged to	at end
Description	of period	expenses	other accounts	income	other accounts	of period
Reserve for bad debts and allowances
Year ended December 31, 2017	$1,687	$1,665	$-	$617	$-	$2,735
Year ended December 31, 2016	$1,357	$991	$-	$661	$-	$1,687
Year ended December 31, 2015	$1,477	$514	$-	$634	$-	$1,357
Valuation allowances on deferred tax assets
Year ended December 31, 2017	$201,376	$22,998	$-	$65,572	$6,740	152,062
Year ended December 31, 2016	$152,115	$49,261	$-	$-	$-	$201,376
Year ended December 31, 2015	$-	$152,115	$-	$-	$-	$152,115

S-1

ITEM 19. EXHIBITS.

Please see the exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

STRATASYS LTD.

/s/ Ilan Levin
Ilan Levin
Chief Executive Officer
February 28, 2018

EXHIBIT INDEX

Exhibit Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd. (1)

1.2	Memorandum of Association of Stratasys Ltd. (2)

2.1	Specimen ordinary share certificate of Stratasys Ltd. (3)

4.1.1	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (4)

4.1.2	Amendment to Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (5)

4.2	Form of Indemnification Agreement by and between Stratasys Ltd. and each of its directors and executive officers (6)

4.3.1	Employment Agreement, dated June 27, 2011, by and between Stratasys Ltd. (formerly known as Objet Ltd.) and Ilan Levin, as amended (7)

4.3.2	Amendment to employment terms of Ilan Levin as the Chief Executive Officer of Stratasys Ltd. (8)

4.4	OEM Purchase and License Agreement, effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and Ricoh Printing Systems America, Inc. (9)

4.5	Assignment, dated October 23, 1989, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for an apparatus and method for creating three-dimensional objects (10)

4.6	Assignment, dated June 5, 1992, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a modeling apparatus for three dimensional objects (10)

4.7	Assignment, dated June 1, 1994, from S. Scott Crump, James W. Comb, William R. Priedeman, Jr., and Robert Zinniel to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a process and apparatus of support removal for three-dimensional modeling (10)

4.8	Stratasys Ltd. Compensation Policy for Executive Officers and Directors (11)

8.1	Subsidiary List of Stratasys Ltd.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm

101

The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2017 and 2016; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2017, 2016 and 2015; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

____________________

(1)

Incorporated by reference to Appendix A to the registrant’s proxy statement for its February 3, 2015 extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 6, 2015

(2)	Incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(3)	Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on August 6, 2012

(4)	Incorporated by reference to Exhibit 10.6 to Amendment No. 3 to the registrant’s registration statement on Form F-4, SEC File No. 333- 182025, filed with the SEC on August 6, 2012

(5)

Incorporated by reference to Proposal 3 of the registrant’s proxy statement for its February 2013 extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 28, 2013

(6)	Incorporated by reference to Exhibit 10.7 to the registrant’s registration statement on Form F-4, SEC File No. 333- 182025, filed with the SEC on June 8, 2012

(7)	Incorporated by reference to Exhibit 10.9 to the registrant’s registration statement on Form F-4, SEC File No. 33-99108, filed with the SEC on June 8, 2012

(8)

Incorporated by reference to Proposal 3 of the registrant’s proxy statement for its 2017 annual general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on June 20, 2017

(9)	Incorporated by reference to Exhibit 10.10 to the registrant’s registration statement on Form F-4, SEC File No. 333- 182025, filed with the SEC on June 8, 2012#

(10)	Incorporated by reference to Amendment No. 1 to Stratasys, Inc.’s registration statement on Form SB-2 (SEC File No. 333- 99108) filed with the SEC on December 20, 1995

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