Form 20-F
period 2018-12-31
STRATASYS LTD.
filed 2019-03-07
CIK 1517396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

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

53,880,751 Ordinary Shares, NIS 0.01 nominal value, at December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the extent of our success at introducing new or improved products and solutions that gain market share;
●	the extent of growth of the 3D printing market generally;
●	changes in our overall strategy, including as related to any reorganization activities and our capital expenditures;
●	the impact of shifts in prices or margins of the products that we sell or services we provide;
●	the impact of competition and new technologies;
●	impairments of goodwill or other intangible assets in respect of companies that we acquire;
●	the extent of our success consummating acquisitions of, or investments in, new business, technologies, products or services
●	global market, political and economic conditions, and in the countries in which we operate in particular;
●	government regulations and approvals;
●	litigation and regulatory proceedings;
●	infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;
●	the extent of our success at maintaining our liquidity and financing our operations and capital needs;
●	impact of tax regulations on our results of operations and financial condition; and
●	any additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”, as well as in this annual report generally.

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

USE OF TRADE NAMES

Unless the context otherwise indicates or requires, “Stratasys,” “Objet,” “PolyJet,” “Connex,” “J750,” “J735,” “FDM,” “Fortus,” “F900,” “Fortus 900mc,” “Fortus 450mc,” “Fortus 380mc,” “F123 Series,” “F370,” “Stratasys Direct Manufacturing,” “SDM,” “GrabCAD,” “GrabCAD Print,” “GrabCAD Community,” “Robotic Composite,” “MakerBot,” “Method,” “Thingiverse,” “Replicator,” “LPM” and all product names and trade names used by us in this annual report are our trademarks and service marks, which may be registered in certain jurisdictions. Although we have omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved. Furthermore, the Stratasys Signet design logo is our property. This annual report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

●	references to “Stratasys,” “our company,” “the Company,” “the combined company,” “the registrant,” “we,” “us,” and “our” refer to Stratasys Ltd. (formerly known as Objet Ltd.), and its consolidated subsidiaries;

●	references to “Objet” generally refer to Objet Ltd. and its consolidated subsidiaries prior to the effective time of the Stratasys, Inc.- Objet Ltd. merger on December 1, 2012. We may also use “Objet” to refer to the line of products previously sold by Objet Ltd. and the related current, ongoing operations that have continued following the Stratasys, Inc.-Objet Ltd. merger.

●	references to “Stratasys, Inc.” generally refer to Stratasys, Inc., a Delaware corporation, and its consolidated subsidiaries prior to the effective time of the Stratasys, Inc.-Objet Ltd. merger, but sometimes (as the context requires) refer to the current, ongoing operations of our Stratasys, Inc. subsidiary;

●	references to “ordinary shares”, “our shares” and similar expressions refer to our Ordinary Shares, nominal value NIS 0.01 per share;
●	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;
●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;
●	references to the “articles” or “amended articles” are to our Amended and Restated Articles of Association, which became effective upon the closing of the Stratasys, Inc.- Objet Ltd. merger, as subsequently amended;

●	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;
●	references to the “Securities Act” are to the Securities Act of 1933, as amended;
●	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	references to “NASDAQ” are to the Nasdaq Stock Market; and
●	references to the “SEC” are to the United States Securities and Exchange Commission.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

The following table sets forth our selected consolidated financial data. The below historical selected consolidated statement of operations data for the years 2018, 2017 and 2016, and the selected consolidated balance sheet data at December 31, 2018 and 2017, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The below selected consolidated statements of operations data for 2015 and 2014, and the selected consolidated balance sheet data as of December 31, 2016, 2015 and 2014, have been derived from our previously reported audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements and accompanying notes and “Operating and Financial Review and Prospects” appearing in Item 5 of this annual report, and are qualified entirely by reference to such consolidated financial statements. Our historical results set forth herein are not necessarily indicative of our future results.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(U.S. $ in thousands, except per share data)
Statement of Operations Data:
Net sales	$663,237	$668,362	$672,458	$695,995	$750,129
Gross profit	325,224	322,777	317,306	102,172	362,394
Research and development expense, net	98,964	96,237	97,778	122,360	82,270
Selling, general and administrative expense	235,107	255,685	307,113	434,619	351,993
Goodwill impairment	-	-	-	942,408	102,470
Change in fair value of obligations in connection with acquisitions	-	1,378	(872)	(23,671)	(26,150)
Operating loss	(8,847)	(30,523)	(86,713)	(1,373,544)	(148,189)
Net loss	(11,225)	(40,459)	(77,621)	(1,373,511)	(119,470)
Net loss attributable to Stratasys Ltd.	(10,964)	(39,981)	(77,219)	(1,372,835)	(119,420)
Net loss per basic share attributable to Stratasys Ltd.	(0.22)	(0.75)	(1.48)	(26.64)	(2.39)
Weighted average basic shares outstanding	53,751	52,959	52,330	51,592	50,019
Net loss per diluted share attributable to Stratasys Ltd.	(0.22)	(0.75)	(1.48)	(26.64)	(2.39)
Weighted average diluted shares outstanding	53,751	52,959	52,582	51,592	50,019
Balance Sheet Data:
Working capital*	508,390	451,614	388,428	374,346	546,062
Total assets*	1,388,254	1,379,750	1,366,049	1,414,356	2,899,107
Equity	1,142,115	1,132,507	1,135,998	1,188,801	2,531,239

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

The operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market place or the expectations of securities analysts or investors, the market price of our ordinary shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below and those identified throughout this “Risk Factors” section:

●	the degree of market acceptance of our products and services;
●	the mix of products and services that we sell during any period;
●	the geographic distribution of our sales;
●	our responses to price competition;
●	long sales cycles;
●	changes in our overall strategy, such as related to our cost reduction and reorganization activities and our capital expenditures;
●	unforeseen liabilities or difficulties in integrating our acquisitions or newly acquired businesses;
●	changes in the amount that we spend to develop, acquire or license new products, consumables, technologies or businesses;
●	changes in the amounts that we spend to promote our products and services;
●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;
●	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;
●	delays in orders of our products from period to period due to outside factors, such as U.S. government shutdowns, which may delay orders by U.S. government agencies or other end-users whose business activities are heavily dependent on U.S. government agency contracts;

●	development of new competitive products and services by others;
●	difficulty in predicting sales patterns and reorder rates that may result from multi-tier distribution strategy associated with new product categories such as entry level desktop 3D printers;
●	impairment charges that we may be required to record in respect of our goodwill and/or other long-lived assets;
●	potential cyber attacks against, or other breaches to, our information technologies systems;
●	litigation or threats of litigation, including intellectual property claims by third parties;
●	changes in accounting rules and tax laws;
●	tax benefit that we may record due to partial or full release of valuation allowances against our deferred tax assets;
●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;
●	changes in dollar-shekel and dollar-Euro exchange rates that affect the value of our net assets, revenues and expenditures from and/or relating to our activities carried out in those currencies; and

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

We compete with a wide variety of producers of systems that create models, prototypes, other 3D objects and end-use parts as well as producers of materials and services for these systems, including both additive and subtractive manufacturing methodologies, such as metal extrusion, computer-controlled machining and manual modeling techniques. Our principal competition currently consists of other manufacturers of systems for prototype development and customized manufacturing processes, including 3D Systems Corporation, HP, Carbon and Markforged, and, with respect to our desktop 3D printers, a multitude of companies such as Markforged, Ultimaker, Formlabs and others. Competition with our desktop 3D printers and our other lower-end products has intensified and creates a challenging business environment. For our broadened AM parts and services business, our chief competitors consist of 3D Systems Corporation, Materialise, Protolabs and many other smaller service providers. We may face additional competition in the future from other new entrants into the marketplace, including companies that may have significantly greater resources than we have that may become new market entrants or may enter through acquisition or strategic or marketing partnerships with current competitors.

Some of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in end-user demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). We cannot assure that we will be able to maintain or enhance our current competitive position or continue to compete successfully against current and future sources of competition.

If additional goodwill or other intangible assets that we have recorded become impaired, we could have to take further significant charges against earnings

As of December 31, 2018, the carrying value of all of our goodwill and other intangible assets was approximately $493.1 million compared to a carrying value of $529.2 million as of December 31, 2017.

Under accounting principles generally accepted in the United States of America, or GAAP, we are required to review goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable.

We currently have approximately $386 million of goodwill allocated to our Stratasys-Objet reporting unit, which could be subject to further impairment in the future, which impairment could result in further significant charges against our earnings and could have a material adverse effect on our results of operations. For further information, please see Note 7 and Note 8 to our consolidated financial statements included elsewhere in this annual report.

As part of our growth strategy, we have sought, and will continue to seek, to acquire or to make investments in other businesses, patents, technologies, products or services. Our failure to do so successfully (including, if applicable, to finance such acquisitions or investments on favorable terms and to avoid adverse financial consequences) may adversely affect our financial results.

As part of our growth strategy, we expect to continue to regularly evaluate acquisitions or investments to expand our suite of products and services. Even if we are able to identify a suitable acquisition or investment, we may not be able to consummate any such transaction if we cannot reach an agreement on favorable terms or if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. If we proceed with a particular acquisition, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition, results of operations or liquidity. Acquisitions will also require us to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. In addition, we could also face unknown liabilities or write-offs due to our acquisitions, which could result in a significant charge to our earnings in the period in which they occur. We will also be required to record goodwill or other long-lived asset impairment charges (if any) in the periods in which they occur, which could result in a significant charge to our earnings in any such period. For further information on our quantitative assessment for goodwill impairment we performed in 2018, please see Note 7 and Note 8 to our consolidated financial statements included elsewhere in this annual report.

Our operations could suffer if we are unable to attract and retain key management or other key employees.

Our success depends upon the continued service and performance of our senior management and other key personnel. Our executive team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior executive team could delay or prevent the successful implementation of our strategy, or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time, as was the case at the start of June 2018, when our then chief executive officer, Ilan Levin, resigned effective immediately. Since that time, we have utilized a newly-created oversight committee of our board of directors to help support the management of our company during the interim period, until a successor is appointed. The committee is comprised of our Vice Chairman of the Board, Executive Director and former CEO, David Reis, along with additional directors Scott Crump, previous Chairman and founder, and Dov Ofer. We continue to search for Mr. Levin’s permanent successor.

High demand exists for senior management and other key personnel (including scientific, technical and sales personnel) in the additive manufacturing, or AM, industry, and there can be no assurance that we will be able to retain our current key personnel. We experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. If we cannot attract and retain sufficiently qualified technical employees for our research and development and/or product development activities, we may be unable to achieve the synergies expected from mergers and acquisitions that we may effect from time to time, or to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our Minnesota, New York, California, Texas, Boston or Israeli facilities could require us to pay more to hire and retain key personnel, thereby increasing our costs.

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

In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems and parts based on our internal forecasts and the availability of raw materials, assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component or raw material that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier for a particular component, material or compound, we could be required to modify our existing products or the end-parts that we offer to accommodate substitute components, material or compounds. While we have introduced periodic risk analysis internally concerning our sourcing (particularly concerning raw materials), which has increased the levels of our inventories, there is no guarantee that will sufficiently protect us if we suddenly lose access to supplies unexpectedly.

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

We assemble and test the systems that we sell, and, in many cases, produce consumables for our systems, at single facilities in various locations that are specifically dedicated to separate categories of systems and consumables. We similarly rely on a single facility for assembly of the component parts and materials for AM systems that our SDM service uses. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply 3D printers, other systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood and other natural disasters. While we plan to adopt an extensive disaster recovery plan in the near future, there are no assurances that will adequately protect us from any significant disruptions at our manufacturing sites. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

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

Our business model is predicated in part on building an end-user base that will generate a recurring stream of revenues through the sale of our consumables and service contracts. If that recurring stream of revenues does not develop as expected, or if our business model changes as the industry evolves, our operating results may be adversely affected.

Our business model is dependent in part on our ability to maintain and increase sales of our proprietary consumables and service contracts as they generate recurring revenues. Existing and future end-users of our systems may not purchase our consumables or related service contracts at the same rate at which end-users currently purchase those consumables and services. In addition, our entry-level systems generally use a lower volume of consumables relative to our higher end systems. If our current and future end-users purchase a lower volume of our consumables or service contracts, or if our entry level systems represent an increasing percentage of our future installed base mix uses less consumables than our current installed base, our recurring revenue stream relative to our total revenues would be reduced, and our operating results would be adversely affected.

Global economic, political and social conditions may adversely impact our sales.

Uncertainty with respect to the global economy, difficulties in the financial services sector and credit markets, geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products and services. The uncertain prospects for economic growth in some of the regions in which we sell our products may cause end-users to delay or reduce technology purchases. We also face risks that may arise from financial difficulties experienced by our end-users, suppliers and distributors, which may be exacerbated by continued uncertainty in the global economy or by other geopolitical factors, including:

●	the possibility of an ongoing U.S.- China trade war may impact the cost of raw materials, finished products or components used in our products, and our ability to sell our products in China;
●	extended U.S. federal government shutdowns (resulting from the failure to pass budget appropriations or adopt continuing funding resolutions) may delay orders of our products by U.S. government agencies or other end-users whose business activities are heavily dependent on U.S. government agency contracts;

●	end-user demand for products and manufacturing activity levels may be reduced;
●	distributors and end-users may be unable to obtain credit financing to finance purchases of our products;
●	suppliers may be unable to obtain credit financing to finance purchases of sub-assemblies used to build components of products or purchases of raw materials to produce consumables;
●	end-users or distributors may face financial difficulties or may become insolvent, which could lead to our inability to obtain payment for our products; and
●	key suppliers of raw materials, finished products or components used in our products and consumables may face financial difficulties or may become insolvent, which could lead to disruption in the supply of systems, consumables or spare parts to our end-users.

Our existing and planned international operations currently expose us and will continue to expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We expect to derive a substantial percentage of our sales from international markets. We derived 38% of our revenues in 2018 from countries outside the Americas. Accordingly, we face significant operational risks from doing business internationally, including:

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

We are subject to environmental laws and export control laws due to the import and export of our products, as well as environmental, health and safety laws and regulations related to our operations and the use of our systems, which could subject us to compliance costs and/or potential liability in the event of non-compliance.

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

The export of our products that are manufactured in the United States is also subject specifically to export controls governing dual-use products under the new U.S. Export Controls Act of 2018, which may potentially lead to the imposition of greater restrictions on our ability to export those products and penalties if we fail to comply with those restrictions.

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

In addition to U.S.-based regulations on our operations, our European activities are subject to the new European Union General Data Protection Regulation, or GDPR, which has created additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by stringent rules for obtaining the consent of individuals on how their data can be used. GDPR became enforceable on May 25, 2018, and non-compliance exposes entities such as our company to significant fines or other regulatory claims. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these new standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

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

We own buildings in Eden Prairie, Minnesota, which we use to conduct our FDM manufacturing and assembly operations, as well as our office facility in Rehovot, Israel and manufacturing facility in Kiryat Gat, Israel. Ownership of these buildings and facilities may adversely affect our ability to move some or all of those operations to other locations that may be more favorable. If we were to move any of those operations to other locations, we may have difficulty selling or leasing the property that we vacate. This risk also applies to the facilities that we lease under non-cancellable lease agreements, where we cannot freely vacate the facilities. These limitations on our ability to move could result in an impairment charge, as occurred in the prior periods in respect of some of our leased facilities, which negatively impacted our results of operations, and could, in future periods, once again have an adverse effect on our results of operations.

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

One of our dual corporate headquarters, as well as our PolyJet system manufacturing facility, all of our PolyJet research and development facilities, one of our two PolyJet consumables manufacturing facilities, one of our FDM manufacturing facilities, and some of our suppliers, are located in central and southern Israel. In addition, many of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Over the past decade, Israel has been engaged in armed conflict with Hamas, a militia group and political party that controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas where some of our manufacturing facilities are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region, including Iranian involvement in Syria, could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we have agreements involving performance in Israel may claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the political or security situation in Israel.

Furthermore, many of our male employees in Israel, including members of our senior management, are obligated to perform one month, and in some cases longer periods, of annual military reserve duty until they reach certain ages, and, in the event of a military conflict, may be called to active duty. Our operations could be disrupted by the absence of a significant number of Israeli employees or of one or more of our key Israeli employees who may be called to active duty due to a future military conflict. Such disruption could materially adversely affect our business and operations.

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

We report our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the manufacturing, research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation (deflation) amounted to 0.8%, 0.4% and (0.2%) for the years ended December 31, 2018, 2017 and 2016, respectively. The annual appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to (8.1%), 9.8% and 1.5% for the years ended December 31, 2018, 2017 and 2016, respectively.

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

One important assumption that goes into calculation of our tax rate is the tax benefit that we receive in respect of some of our operations in Israel, referred to as “Approved Enterprise” and “Beneficiary Enterprise”, under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in our company, we have estimated that our effective tax rate to be paid with respect to all Israeli operations under these benefit programs is 7% to 14%, based on the current balance of activity between our Rehovot, Israel and Kiryat Gat, Israel facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which for 2018 and onwards is set at 23% (the corporate tax rate was 25% and 24% in 2016 and 2017, respectively). In addition to being subject to the standard corporate tax rate, we would be required to refund any tax benefits that we have already received as adjusted by the Israeli consumer price index, plus interest or other monetary penalties. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Beneficiary Enterprise” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which may cause our effective tax rate to be materially different than our estimates and could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, and that could also adversely affect our effective tax rate and our results of operations.

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

Our Israeli-based research and development efforts were and are financed in part, through grants that we received from the National Technological Innovation Authority, or the Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS). Through 2006, Objet received grants from the OCS of approximately $1.5 million, which it repaid in its entirety (including interest thereon) by the end of 2007. More recently, we have received additional funding from the Authority of approximately $6.7 million, in the aggregate (as of December 31, 2018), under several R&D programs to support certain research and development projects in Israel. Such funding is not subject to royalty obligations on our part.

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

We are organized in Israel. Most of our officers and most of our directors (as of December 31, 2018) reside outside of the United States, and a majority of our assets are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Risks related to an investment in our ordinary shares

The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.

The market price of our ordinary shares since the Stratasys, Inc.- Objet Ltd. merger has been subject to substantial fluctuation. From the start of 2015 through the early part of 2019 (through February 20, 2019), our ordinary shares have traded with closing prices that have ranged from $15.24 to $81.05. The price of our ordinary shares may continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including:

●	the extent of growth of the 3D printing market generally;

●	changes in earnings estimates or recommendations by securities analysts;

●	development of new competitive systems and services by others;

●	success or failure of research and development projects of our company or our competitors;

●	developments concerning our or our competitors’ intellectual property rights;

●	successes or failures of the acquisitions or dispositions that we consummate, as perceived by financial or industry analysts;

●	the general tendency towards volatility in the market prices of shares of technology companies; and

●	general market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses being incurred by our shareholders.

Market prices for securities of technology companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, following periods of market volatility, public company shareholders have often instituted securities class action litigation, as was the case in February and March, 2015, when class actions of our shareholders, alleging violations of the Exchange Act, were initiated against the Company and certain of our officers as defendants. Any such additional securities litigation could result in substantial costs and divert the resources and attention of our management from our business.

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

The current market price for our ordinary shares, which has declined significantly since its all-time high in periods following the Stratasys, Inc.- Objet Ltd. merger, also adversely impacts our ability to raise funds in the capital markets.

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

Under the Companies Law, dividends may only be paid out of our profits and other surplus funds (as defined in the Companies Law) as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event that we do not meet the profit and surplus funds criteria, we can seek the approval of an Israeli court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Due to the acquisition method of accounting utilized, under GAAP, for the Stratasys, Inc.- Objet Ltd. merger and the MakerBot transaction, pursuant to which we were deemed to have acquired Objet’s assets and MakerBot's assets, we have incurred and will continue to incur significant annual amounts of amortization expense in respect of those assets. We are also subject to the risk of impairment charges from time to time to our acquired assets. These significant annual expenses under GAAP have reduced, and may continue to reduce or eliminate, our profits and surplus funds as determined under the Companies Law, and, hence, may restrict our ability to pay dividends (absent court approval).

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

Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 28, 2019 (the last business day of our second fiscal quarter of 2019). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2020, we would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2019 and quarterly reports in respect of each of the quarters of 2020) as if we were a company incorporated in the U.S., which, among other things, could result in increased compliance and reporting costs to us.

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

Although we do not believe that we were a PFIC in 2018, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2019 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and the future value of our assets. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information—Taxation—U.S. Federal Income Tax Considerations—Tax Consequences if We Are a Passive Foreign Investment Company”.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and Development of the Company

Our legal and commercial name is Stratasys Ltd., and we are the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd. Stratasys, Inc. was incorporated in Delaware in 1989, and Objet Ltd. was incorporated in Israel in 1998, under the name Objet Geometries Ltd., which was changed in 2011 to Objet Ltd. On December 1, 2012, the two companies completed the Stratasys, Inc.- Objet Ltd. merger, pursuant to which Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet Ltd., and Objet Ltd. changed its name to Stratasys Ltd. Also, as part of that transaction, the ordinary shares of Stratasys Ltd. were listed on the NASDAQ Global Select Market under the trading symbol “SSYS”, in place of the listing of the common stock of Stratasys, Inc., which had also traded under that symbol. On August 15, 2013 we acquired Cooperation Technology Corporation, or MakerBot, which was the direct parent company of MakerBot Industries, LLC, a leader in desktop 3D printing, and which owned and operated Thingiverse.com, a website dedicated to the sharing of user-created digital design files. The business of MakerBot (including Thingiverse.com) is now operated by a subsidiary of our company. In July 2014 and August 2014, we completed the acquisitions of Solid Concepts and Harvest Technologies, respectively, two leading providers of additive manufacturing services. Following those last two acquisitions, in 2015, we introduced our branded Stratasys Direct Manufacturing, or SDM, service, which significantly broadened and increased our production and offering of AM parts, which are used by our customers as prototypes, benchmarks and end-use parts.

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

In 2018, 2017 and 2016, our capital expenditures amounted to $24.8 million, $23.8 million and $47.1, million, respectively, of which $23.4 million, $22.3 million and $45.1 million, respectively, was principally related to the purchase and construction of property, plant and equipment.

During 2018 and 2017, our principal property and equipment investment was the construction of our new facility at our new property in Rehovot, Israel, which we own, and where we moved our Israeli headquarters during January 2017. This new facility, towards which we paid $11.5 million and $9.8 million during 2018 and 2017, respectively, also houses research and development facilities. As of December 31, 2018, we had invested an aggregate of $79.7 million in our new facility in Israel and its related equipment.

During 2018, we made other purchases of property and equipment, mainly for the enhancement of our manufacturing capabilities to support new solution offerings, primarily for our facilities in Israel and the United States.

B. Business overview

We are a leading global provider of applied additive technology solutions for industries including aerospace, automotive, healthcare, consumer products and education. For nearly 30 years, we have focused on customers’ business requirements and have sought to create new value for our customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. That customer-centric focus is reflected in our innovation, which is exemplified by our 1,400 granted and pending additive technology patents to date. We operate a 3D printing ecosystem of solutions and expertise, comprised of advanced materials; software with voxel level control; precise, repeatable and reliable fused deposition modeling 3D printers (utilizing proprietary FDM™ technology) and inkjet-based 3D printers (utilizing proprietary PolyJet™ technology); application-based services; on-demand parts and key partnerships. We strive to ensure that our solutions are integrated seamlessly into each customer’s evolving workflow. Our applications are industry-specific and geared towards accelerating business processes, optimizing value chains and driving business performance improvements. Our customers range from individuals and smaller businesses to large, global enterprises, and we include a number of Fortune 100 companies among our customers.

We believe that the range of 3D printing consumable materials that we offer, consisting of 59 FDM cartridge-based materials, 44 PolyJet cartridge-based materials, 158 non-color digital materials, and over 500,000 color variations, is the widest in the industry. Our services offerings include Stratasys Direct Manufacturing printed parts service as well as our professional services.

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

The primary focus of our 3D printing solutions has been for use in prototyping, tooling and manufacturing, and within the vertical markets of automotive, aerospace, medical, dental and education. Our portfolio offers a variety of performance options for our customers, depending on their desired application, as well as on the nature and size of the designs, prototypes or end-products they seek to produce. Our wide range of systems allows us to offer our customers systems at a number of different price points, depending on the features that our customers desire.

We benefit from recurring revenues from the sale of resin and plastic consumables and related services. We provide products and services to our global customer base throughout our offices in North America and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan, as well as through our worldwide network of approximately 160 agents and resellers. Additionally, through our MakerBot subsidiary, we deploy an online sales channel. We have approximately 2,200 employees worldwide.

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

Stratasys solutions

Range of solutions

We provide an integrated solutions offering for designers, manufacturers, and medical personnel across different vertical markets focusing on aerospace, automotive, healthcare and education, including compatible products and services designed for our customers’ use cases to effectively solve their specific application needs. Our solutions consist of 3D printing systems, consumables, software, paid parts, and strategic consulting and professional services.

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

Our systems aid in the communication of ideas otherwise communicated in abstract or 2D media. For example, a model produced with our systems may be used as a sales tool, as a model or part display, or simply for use in conducting a focus group. It may also be used for accelerated collaboration in product design and manufacturing cycles at multiple locations, enabling visualization and tactile response, which can be critical to product development or sales process.

Our solutions also empower end-users to quickly and efficiently deploy parts that to incorporate into their manufacturing processes and improve its effectiveness. For instance, our solutions enable the production of manufacturing tools such as jigs, fixtures, casts and injection molds aiding in the production and assembly process.

Additive Manufacturing of end-use-parts, using our solutions, is attractive in applications requiring fast, short-run or low-volume parts where tooling would not be cost-efficient due to small volumes. Our solutions enable the production of objects that generally could not otherwise be manufactured through subtractive manufacturing methodologies.

Our solutions offering is characterized by the following distinguishing qualities:

●	material properties of printed objects, such as heat resistance, toughness, brittleness, elongation-to-break, color and flexibility;
●	quality of printed objects measured by, among other things, resolution, accuracy and surface quality;
●	multiple production-grade modeling materials;
●	reliability of printing systems;
●	speed of printing, including a one-step automated modeling process;
●	software workflows;
●	customer service;
●	ease of use; and
●	automatic, hands-free support removal.

Range of technologies and differentiating factors

Our solutions are driven by our proprietary technologies, brought together through the combination of our constituent companies, each of which was a leader in the 3D printing industry when acquired. We hold more than 1,400 granted or pending patents internationally, and our 3D printing systems utilize our patented extrusion-based FDM® and inkjet-based PolyJet™ technologies to enable the production of prototypes, tools used for production and manufactured goods directly from 3D CAD files or other 3D content. In 2018, we announced the addition of our metals platform using our proprietary LPM™ 3D printing process, which will come to market at a later date. We believe that our broad range of product and service offerings is a function of our 3D printing technology leadership.

A key attribute of our FDM® 3D printing technology is its ability to use a variety of production grade thermoplastic materials featuring surface resolution, chemical and heat resistance, color, and mechanical properties necessary for production of functional prototypes and parts for a variety of industries with specific demands and requirements. Use of these materials also enables the production of highly durable end parts and objects with soluble cores for the manufacture of hollow parts, the manufacture of which were previously dependent on slower and more expensive subtractive manufacturing technologies.

We believe this technology is differentiated by factors making it appropriate for 3D printing and additive manufacturing, including:

●	the ability to use FDM® systems in an office environment due to the absence of hazardous emissions;
●	low post-production processing requirements;
●	minimal material waste;
●	build repeatability;
●	ease of use, with minimal system set-up requirements;
●	absence of costly replacement lasers and laser parts; and
●	a high degree of precision and reliability.

We believe that our inkjet-based 3D printing technology is differentiated from other competing technologies in its ability to scale and deliver high-resolution and multi-material, full-color 3D printing. Our easy-to-use, PolyJet™ 3D printers create high-resolution, smooth surface finish models with the look, feel and functionality of the final designed product. We offer a wide variety of office-friendly resin consumables, including rigid and flexible (rubber-like) materials and bio-compatible materials for medical applications. Using our PolyJet™ digital materials technology, our solutions offer unique quality 3D printing systems depositing multiple materials simultaneously. This enables users, in a single build process, to print parts and assemblies made of multiple materials— each retaining its distinct mechanical and physical properties. For example, users can print objects with both rigid and flexible portions in a single build or mix different base colors in order to achieve desired color tone. The PolyJet™ technology enables on-demand mixing of a variety of resins to create a broad range of pre-defined digital materials, which are composite materials with modified physical or mechanical and color properties. The wide range of colors for objects to be printed (over 500,000, as noted below) is another key differentiating attribute for our 3D printers.

Our PolyJet inkjet-based 3D printing technology is also currently distinguished by its ability to offer a wide variety of materials including multi-material printing within a single part, in an office environment system.

We believe that the range of 3D printing consumable materials that we offer, consisting of 59 FDM cartridge-based materials, 44 PolyJet cartridge-based materials, 158 non-color digital materials, and over 500,000 color variations, is the widest in the industry.

Customers

We have a diverse set of customers worldwide, with no single customer or group of affiliated customers nor any individual sales agent or group of affiliated sales agents accounting for more than 10% of our sales in 2018, 2017 or 2016. Our solutions are used across a wide array of applications in a variety of different industries.

Our competitive strengths

We believe that the following are our key competitive strengths:

●	Differentiated product offerings with superior model quality. Our portfolio of 3D printing systems is differentiated through a combination of superior printing qualities, accuracy, print speed, the ability to print a range of materials with varying levels of strength, chemical and heat resistance, color and mechanical properties, the ability to print multiple materials simultaneously and suitability for office environments. Our offering spans the spectrum from entry-level desktop printers to high-end solutions for complex operations. Our FDM-based systems enable highly precise printing of engineering and high-performance thermoplastic materials, enabling a wide range of manufacturing applications with little or no post-production processing. Our PolyJet inkjet-based systems jet ultra-thin layers of material and enables voxel level control of the deposited materials, part realism (multi materials and colors), high accuracy and resolution and smooth finish to printed models. For use with these systems we offer a wide variety of office-friendly resin consumables, including rigid, flexible (rubber-like), transparent and color materials. We believe that we offer a unique quality printing system that utilizes the simultaneous jetting of up to six materials to enable end-users to print models with rigid, flexible and color materials, in virtually unlimited combinations, in a single build.

●	Integrated solutions offering/ecosystem. We provide integrated solutions offering that include compatible products and services that are designed to meet the full gamut of our clients’ needs in an efficient manner, consisting of a broad range of systems, consumables and services, including:

●3D printers

●materials

●professional services

●parts on demand

●vertical applications

●partnerships and alliances

●enhanced collaboration among industry professionals, via our GrabCAD Community, which provides engineers and designers a resource for CAD models and helps them communicate ideas and share designs.

●	Proprietary technology platforms with multidisciplinary technological expertise. We believe that our proprietary 3D FDM and 3D inkjet-based PolyJet printing engines offer end users the versatility and differentiated features necessary for a wide variety of current and potential applications. We combine our proprietary hardware platforms, featuring widely-deployed inkjet printer heads or easy-to-use extrusion heads with integrated software and a wide range of proprietary materials to develop and produce leading 3D printing systems. This allows us to offer a spectrum of 3D printers and printing systems of varying features, capacities and price points, and to migrate the advanced features of our high-end products to our entry-level products with greater efficiency. Our 3D printing solutions integrate innovations in a wide range of scientific disciplines, such as physics, chemistry, and mechanical and electrical engineering, as well as software development. We have made significant investments in developing and integrating technologies into our hardware platform, software and proprietary consumables. We believe that we have a strong base of technology know-how. Our patent portfolio consists of more than 1,400 granted or pending patents internationally. We believe that we have a culture of innovation, and we expect to continue to enhance our solutions both to further drive market adoption of 3D printing and to broaden our market reach.

●	Leading Direct Manufacturing Business. Our Stratasys Direct Manufacturing service business is one of the largest and leading AM parts service providers globally. This unit’s knowledge of and experience in AM, including materials and systems know-how, and AM end-use parts production is expected to enhance our DDM offering suite. This unit offers a wide array of underlying printing technologies and materials. Furthermore, Stratasys Direct Manufacturing enables us to offer a broader solution to our customers, catering to more of their 3D printing needs, whether by supply of 3D printers or of 3D printed parts. We believe this offering creates better customer intimacy and a competitive advantage for Stratasys.

●	Synergies between SDM and 3D printer sales businesses. Our Stratasys Direct Manufacturing’s AM parts service business has been capitalizing on the synergies between it and our 3D printer sales business. As a result of organizational changes that we made in 2018, Stratasys Direct Manufacturing has been brought directly under our North American sales organization and now benefits from access to some of the largest customers for our 3D printing systems, who have been increasingly relying upon Stratasys Direct Manufacturing for production parts and development needs. This has also favorably shifted the mix of production parts sold by Stratasys Direct Manufacturing towards more profitable additive manufacturing parts in place of conventional parts.

●	Large and growing installed base. Our differentiated offerings have led to a large and growing installed base. The significant installed base has resulted in greater distribution reach and enhanced opportunities for cross selling, given the significantly broadened and complementary product offerings. It furthermore presents us with an opportunity to generate recurring revenues from sales of consumables and services to the installed base.

●	Leading position in desktop 3D printing. Our MakerBot Desktop 3D printers provide accessible desktop 3D printers and materials and leading content creation and sharing solutions. We believe that the desktop 3D printing category is poised for future growth driven by broader adoption of 3D printing and an increase the in number of applications where 3D printing is used. We believe our installed base, brand awareness and portfolio of solutions in this category positions us to capitalize on the continued growth of this category.

●	Diverse, global customer base. We have a broad customer base, ranging from global market leading brands to small businesses and professionals and individuals. Our end-users include companies across a wide range of industries and applications, including automotive, aerospace, architecture, consumer products, educational institutions, defense, medical analysis, medical systems, electronics, and heavy equipment.

●	Extensive global reach. With approximately 160 channel partners around the world, we are well positioned to leverage the extensive geographic reach of our marketing and sales organization to serve customers and grow awareness of 3D printing for RP and DDM. In addition, through our MakerBot subsidiary we deploy an online sales channel.

●	Increased accessibility and ease of use for customers. Our GrabCAD software platform enables designers, engineers, and machine operators to easily utilize our 3D printing systems. GrabCAD Print provides native CAD job programming along with traditional 3D file formats (STL, VRML) reducing time and errors in job planning and resulting in high quality printed parts. Additionally, our advanced scheduling, remote monitoring and analytics provide management visibility to managers and operators across our technologies. GrabCAD Community is the online community of over 5M professional engineers, designers, manufacturers and students to share best practices via tutorials, discussion forums, design/print challenges and 3D content.

Our growth strategy

The key elements of our strategy for growth include the following:

●	Identifying new vertical applications for our proprietary 3D printing technologies. We believe that the proliferation of 3D content, advancements in AM technology platforms and the introduction of improved materials will continue to drive growth in 3D printing. We intend to invest in the identification of new applications (especially DDM applications) for which our proprietary printing technologies and materials are appropriate. In addition, we seek relevant niche applications where AM can provide substantial value, and develop a comprehensive solution to address these opportunities. We also intend to encourage existing and potential customers to identify new applications in part by increasing awareness of the features of our technology and product offerings.

●	Increasing adoption of AM manufacturing solutions. We believe that the adoption of 3D printing for tooling and manufacturing applications can be accelerated through working intimately with our customers and the 3D printing ecosystem, to reduce the complexity of using our solutions. We are investing in developing professional services capabilities to enhance our customers’ ability to use our solutions. In addition, we collaborate with strategic partners in our ecosystem to streamline the integration of 3D printing solutions into the business processes of our customers.

●	Leveraging our global reach to expand the customer base and further penetrate existing customers. We have a network of approximately 160 resellers and selling agents around the world and various online channels. We intend to reach new customers and increase sales to existing customers by providing access to new solutions that address customers’ specific needs. These solutions include those offered by our Stratasys Direct Manufacturing service. As part of this strategy we intend to grow awareness of 3D printing solutions for RP and DDM and to develop industry specific sales channels as part of our effort to commercialize a broader range of new DDM applications. Additionally, we expect to significantly expand our online presence and leverage our sales channel to the broader public.

●	Driving further adoption through desktop systems. We expect to drive market adoption through increased sales of our desktop systems. These systems are expected to penetrate a broad and largely untapped addressable market, targeting small design teams within large organizations, small and medium-sized businesses, educational institutes and individuals. We expect to leverage our growing Thingiverse community to accelerate adoption. We expect to incorporate certain additional features of our high-end series of printers into our entry-level series over time.

●	Maintaining and extending our technology lead. Our multidisciplinary technological leadership, as evidenced by our more than 1,400 granted or pending patents internationally, underpins our proprietary hardware, integrated software and range of 3D printing materials. We will seek to extend our technological capabilities by continuing to invest in our R&D efforts, which focus on enhancing our 3D PolyJet and FDM printing technologies as well as developing new innovative solutions for 3D printing and exploring inorganic opportunities for new printing technologies. In addition, we will continue developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications. We believe that by enhancing our AM technological capabilities and by developing and introducing new materials for our 3D printing and production systems, we will be able to increase both the size of, and our share of, the 3D printing marketplace.

●	Continuing servicing our installed base. Today our company has the largest AM solutions installed base in the industry. We consider the relationship with our customers to be a valuable asset, as reflected in our customer satisfaction surveys. We plan to continue nurturing these relationships to enhance the intimacy with our customers, which will allow us to address their needs better through innovative and holistic prototyping and manufacturing solutions of printers and materials, AM printed parts service and advanced professional services.

●	Integrated solutions offering. Due in major part to a series of acquisitions, we have in place an offering of solutions that includes a complete gamut of compatible systems, consumables and services (parts on-demand, professional and expert consulting services) that are designed to meet our clients’ needs in an integrated, complete manner. We intend to leverage that as a basis for generating additional sales and revenues from existing customers and attracting new customers.

●	Stratasys consulting – We intend to help companies to increase their adoption of 3D printing by helping them to identify new applications for our technology and by developing robust business cases for investment by them in our technology.

●	Enhanced collaboration. Our GrabCAD Community, which fosters collaboration among engineers and designers and helps them to communicate ideas and share designs, enhances the likelihood that we can draw from these new collaborations and enhance awareness, and, as a result, sales, of our integrated solutions.

●	Growing through partnerships, investments and complementary acquisitions. We may selectively pursue partnerships, which may include equity investments and/or acquisitions, to accelerate our growth strategy, and expand our product offerings, go-to-market and overall growth and market penetration.

Products and services

Our products

We offer a dedicated range of products for applications such as rapid prototyping (RP), tooling, and manufacturing parts. Our products include 3D printing systems, consumable materials, software and services.

Collectively, this portfolio of products offers a broad range of performance options for users, depending on their application, the nature and size of the designs, prototypes, and/or final parts desired. Our products are available at a variety of different price points and include entry-level desktop 3D printers, a range of systems for RP, and large production systems for additive manufacturing. We also offer a range of 3D printing materials (as described under “Consumable materials” below). The performance of our different systems varies in terms of capabilities, which are related to the following features:

●	print speed;
●	resolution;
●	materials;
●	resin cartridge capacity / filament spool size;
●	maximum model (or tray) size; and
●	duty cycle, or the number of parts that a printer can produce over a given period of time without requiring maintenance.

Our systems integrate our software and are supported by services provided to our customers, both directly and through our reseller channel.

Printing systems

Our 3D printing systems, which are based on our proprietary FDM and PolyJet technologies, are described below:

We offer a series of printing systems suitable for RP, from design validation, visualization and communication to form, fit and functional performance testing. These systems are targeted at work groups and provide customers with a broad range of features such as printing capacity, production speed and price.

Our PolyJet technology based high-end printing systems offer the ability to print multiple materials including color printing in a single part build. The J750 printer breaks restrictive technology barriers, enabling customers for the first time to mix-and-match full color gradients alongside a wide range of materials to achieve one-stop realism without post-processing. The Stratasys J750 allows customers to choose from more than 500,000 different color shades plus multiple material properties— ranging from rigid to flexible, and opaque to transparent.

The F123 Series printers enable end-to-end rapid prototyping for every stage of the prototyping process: Rapid, economically-effective concept verification models in PLA material and fast-draft mode; advanced design validation prototypes using a 0.005-inch slice resolution and soluble support for unmatched precision, repeatability and aesthetics. The new F123 Series product line allows users to create parts in PLA, ABS plus, ASA and PC-ABS materials. These materials can produce parts with the strength required for true form, fit and functional testing. The F123 Series printers are designed to enable ease of use and maintenance while offering an easy-to-use yet rich user experience with GrabCAD Print software.

We also offer printing systems typically used for Additive Manufacturing— production tooling and end parts applications—and high-performance Prototyping applications.

Our FDM technology based systems produce durable, production-grade thermoplastic-heated parts suitable for RP manufacturing, tooling and end-used parts use cases. The Stratasys Fortus F900 offers a streamlined workflow and easier job-monitoring with an internal camera and GrabCAD Print Software. Standard certifications are included, eliminating the effort and cost to qualify the 3D printer for the user's production floor. Additionally, we announced the Aircraft Interiors Solution in 2018 allowing a faster, simpler path for certifying additively manufactured parts for aircraft installation.

Our MakerBot Replicator series represents our desktop 3D printers, compact, and professional-grade 3D printers. Our desktop and compact 3D printers are affordable, and designed for easy, desktop use. They are typically used by educational institutions and designed for individuals operating alone or within an enterprise. Our new Method™ series of performance printers is aimed at bridging the gap between industrial and desktop systems, providing industrial level of reliability and precision combined with accessibility and ease of use found in desktop systems. The Method™ printers are built for the professional individual user.

To further strengthen our leadership position and following our strategy to deepen the focus on additive manufacturing, tooling and rapid prototyping for specific vertical markets, we have announced a variety of technology and go-to-market partnerships for various key vertical markets, such as automotive, aerospace, consumer products and healthcare.

Consumable materials

We sell a broad range of 3D printing materials, consisting of 59 FDM cartridge-based materials, 44 PolyJet cartridge-based materials, 158 non-color digital materials, and over 500,000 color variations, for use in our 3D printers and production systems. The sale of these materials provides us with a recurring revenue stream from users of our 3D printers and production systems.

The materials we sell are described below:

FDM materials

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

Our FDM printing materials are also environmentally friendly, as the packaging in which they are sold is returned to us for reuse after the contents are consumed.

PolyJet materials

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

Software

Software is an essential ingredient of our solutions-based, go-to-market strategy. Built on cloud, desktop and mobile technologies, GrabCAD Print offers job programming, scheduling, monitoring, and analytics across our various 3D printing technologies.

Our job programming software enables the unique features of our 3D printing technologies such as creating lightweight, structurally sound infills for FDM and multi-material and color management for Polyjet. The feature set of GrabCAD Print is designed to make the process of creating high-quality, highly detailed and accurate models accessible to users in Shared Office, Enterprise Model Shops, Manufacturing and Health Care segments.

GrabCAD Print natively reads commonly used 3D CAD file formats as well as traditional STL and VRML files, transforming them into the appropriate code to operate our 3D printing systems. Our software provides a robust range of features, including structural toolpath and infill controls, color and appearance management, multi-material management, automatic support generation, part scaling, positioning and nesting, as well as geometric editing capabilities.

Our scheduling software includes capabilities to manage the operations of one or more printers including tray packing and optimization, job estimation, system availability, scheduling and monitoring via desktop, web or mobile devices. Additionally, analytics information is available in the form of standard utilization, material usage and job history reports enabling managers and operators to maximize use of our 3D printing systems.

GrabCAD Workbench is a cloud-based project data management solution that enables design teams to work together collaborating on design tasks and managing CAD files. Capabilities include file version management, 3D view-markup-measure-compare, and backup and restore in a securely managed environment fostering project workflow efficiency.

Our software is available in 9 languages to promote usage in the regions in which we operate.

Online Community

Thingiverse.com

Thingiverse is our online community for sharing downloadable, digital 3D designs. The Thingiverse platform enables users to share and customize their digital designs. We believe that Thingiverse is the largest repository of free 3D printable content available to consumers. Thingiverse includes approximately one million public designs available for downloading. We have had approximately three million uploads and more than 375 million downloads of designs via this platform.

GrabCAD Community

We operate the GrabCAD Community for mechanical engineers, designers, manufacturers and students where members can share best practices via tutorials, discussion forums, and design/print challenges. They can also upload and download free CAD models and access our GrabCAD Print and Workbench software. This community had more than 5.6 million members and more than 3.3 million CAD files available for free download at the end of 2018.

Our services

Support services and warranty

Customer support

Our customer support department provides on-site system installation, operator training, a full range of maintenance and repair services and remote technical support to users of our products. We provide support to our customers directly and through our resellers, ensuring that support and parts may be readily obtained worldwide. We also offer advanced training to our customers, particularly on our high-performance systems. Our support network consists of the following:

●	Stratasys-certified engineers providing worldwide, on-site installation, training and support;

●	direct support engineers through our company;

●	indirect support engineers through certified partners, including third-party service organizations or selected resellers who provide support for our systems;

●	phone and direct on-site company support in eight languages, and resellers indirect support in local languages.

●	service logistics in key regional centers;

●	training facilities and resources in regional centers;

●	customer-relationship management (CRM) system and learning management system (LMS) to ensure high-quality support for our customers and resellers, including secure remote access to a customer service database containing service history and technical documentation to aid in troubleshooting and repairing systems;

●	support, tools and up-to-date information to our direct customer and distribution channels from our product support engineering team;

●	full range of commercial service programs to support the high utilization of our 3D printers and our customers’ unique needs; and

●	an eCommerce platform allowing for smooth and fast purchasing of our 3D printing materials.

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

We offer services on a time and materials basis, as well as a full range of post-warranty maintenance contracts with varying levels of support and pricing, as described below under “Extended support programs.” Customer support is represented on cross-functional product development teams within our company to ensure that products are designed for serviceability and to provide our internal design and engineering departments with feedback on field issues. Failure analysis, corrective action, and continuation engineering efforts are driven by data collected in the field. Ongoing customer support initiatives include development of advanced diagnostic and troubleshooting techniques and comprehensive preventative maintenance programs, an expanded training and certification program for Stratasys and Stratasys partners’ technical personnel, and improved communication between the field and the factory.

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

Leasing and other services

We have arrangements, in certain countries, in which third-party financial institutions independently provide lease financing directly to our customers, on a non-recourse basis to the Company. In these arrangements, we sell and transfer title of the equipment to these financial institutions. Generally, we have no continuing ownership rights in the equipment subsequent to its sale. In addition, we provide pay-per-usage subscription services for our 3D printers and 3D production systems via partners in our global manufacturing network. The revenues generated from such program were insignificant.

We also offer a ‘Try and Buy’ program, which provides businesses the ability to try out a 3D printer prior to deciding whether or not it’s the right fit for their company. The potential purchasers of a 3D printer receive customer support from our company during the trial period.

Stratasys Consulting

Stratasys Consulting is an industry-leading strategy, operations and engineering consultancy focused on helping customers adopt 3D printing capabilities.

In today’s rapidly advancing 3D printing industry, customers find they desire guidance and advice on where to identify, apply and justify potential 3D printing investments. Stratasys Consulting fills a key value proposition for how more customers are buying by building plans before they are ready to buy equipment or parts.

Stratasys Consulting delivers paid consulting projects leveraging 3D printing capabilities from strategy - driving product innovation to operational - productivity and cost improving on a factory floor. Stratasys Consulting also delivers engineering consulting and training services from application design optimization for 3D printed parts to operators and design for additive manufacturing training. Stratasys Consulting harnesses the Stratasys expertise from strategic consultants, application engineers, equipment, software and materials experts to provide unmatched 3D printing advisory to customers.

Stratasys Direct Manufacturing paid-parts service

Stratasys Direct Manufacturing was formed on January 1, 2015 from our three AM service companies – RedEye (formerly a business unit of Stratasys, Inc.) and the acquired businesses known as Harvest Technologies and Solid Concepts – and is a provider of 3D printing and custom AM services. Stratasys Direct Manufacturing offers AM capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes. Our Stratasys Direct Manufacturing paid-parts service produces prototypes and end-use parts for customers from a customer-provided CAD file. This allows the customer to benefit from our process-related know-how, capitalize on the variety of materials and machine types available through our service center, and take advantage of additional capacity using the latest in proven RP and DDM technologies and processes. Our Stratasys Direct Manufacturing business operates a website service, www.stratasysdirect.com, which enables our customers to obtain quotes and order parts around the clock, seven days a week. Stratasys Direct Manufacturing also provides companies with access to a Stratasys Consulting team, which helps companies to identify and evaluate new applications for 3D printing.

Recent Key Portfolio Additions & Innovations

In 2018, Stratasys announced several new hardware and consumable offerings. A new edition to the manufacturing and jigs & fixtures line-up is the CF 380, carbon-fiber based printer. Delivering time- and cost-saving tool customization as an alternative to heavier machined metal tools, the CF380 reduces lead time and time-to-market with material properties that mirror the final metal or composite product. The CF380 delivers greater reliability, quality, speed and build-size for 33% less cost than the competition.

Additionally, we added elastomeric material to our award-winning F123 offering. Empowering engineers with fast, accurate, and functional elastomers, customers can now produce parts with unique resilience– with an ability to greatly stretch or compress without losing shape. Offered across the F123 3D Printer platform, the Stratasys TPU 92A Elastomer is designed to meet the needs of manufacturers requiring high-part elongation, superior toughness, and full design freedom. With hands-free soluble support, the solution can significantly reduce both production time and labor costs.

New Additive Manufacturing Technology for Metal

Helping customers pioneer a new era in additive manufacturing for production-grade metal parts, Stratasys released further details of a new platform currently being developed and designed for short-run metal applications. The additive platform is based on Stratasys’ innovative, first-of-its-kind LPM™ technology, using layered powder metallurgy” processes to make production of metal parts quicker, easier and more cost-effective than ever before.

Intended to disrupt conventional manufacturing approaches, the LPM™ metal printing platform is being developed to combine the value of additive manufacturing with short-run metal parts production. The innovative technology is built to drive improved efficiency and cost savings using standard Powder Metallurgy (PM) alloys, mechanical properties with high accuracy and controlled shrinkage, as well as extremely fast throughput.

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

Manufacturing and suppliers

Manufacturing

The manufacturing process for our 3D printing and production FDM and PolyJet systems consists of assembling those systems using both off-the-shelf and customized components manufactured specifically for us and producing and packaging the consumables products to be used by those systems. Our core competencies include FDM and PolyJet systems integration, software installation and resin and filament manufacturing. The majority of those activities are done internally at our facilities. We currently operate on a build-to-forecast basis and obtain all parts used in the FDM and PolyJet systems manufacturing process from either distributors of standard electrical or mechanical parts or custom fabricators of our proprietary designs. Our manufacturers and suppliers are periodically assessed by us based on their on-time performance and quality.

We purchase major component parts for our FDM and PolyJet systems from various suppliers, subcontractors and other sources, and test those parts in our U.S. and Israeli facilities.

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

Our filament production uses Factory Physics® techniques to manage critical buffers of time, capacity and inventory to ensure product availability. We also use the “5S” method (Sort, Set-in-order, Shine, Standardize and Sustain) and a continuous improvement system as part of our lean manufacturing initiatives to improve organization and efficiency.

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

The Ricoh Agreement runs for an initial term of five years (which we renewed in September 2016) and automatically renews for additional one-year periods thereafter unless either party provides the other six months’ advance written notice of termination prior to the end of the then-current term. The Ricoh Agreement may be cancelled by either party if (i) the other party substantially breaches any material provision of the agreement and has not cured such breach within 30 days of receipt of written notice thereof, or (ii) upon the occurrence of certain bankruptcy events, and may furthermore be cancelled by Ricoh if we fail to cure a breach of an undisputed payment obligation within thirty (30) days of the breach.

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

Research and development

We maintain an ongoing program of research and development, or R&D, to develop new systems and materials and to enhance our existing product lines, as well as to improve and expand the capabilities of our systems and related software and materials. This includes significant technology platform developments for our FDM and PolyJet technologies, our AM systems, including our integrated software, and our family of proprietary acrylic-based photopolymer materials for PolyJet printing and family of proprietary thermoplastic materials for FDM printing. Our research aims to develop incremental and disruptive improvements, as well as more affordable products. Our engineering development efforts also focus on customer requested enhancements, and development of new modeling processes, software and user applications. In particular, we have devoted significant time and resources to the development of a universally compatible and user-friendly software system.

Our R&D department is divided into groups based on scientific disciplines and product lines. We continue to standardize our product platforms, leveraging each new design so that it will result in multiple product offerings that are developed faster and at reduced expense.

We invest a significant amount of our resources in R&D, because we believe that superior technology is a key to maintaining a leading market position. Our net R&D expenses were approximately $99.0 million, $96.2 million and $97.8 million in the years ended December 31, 2018, 2017 and 2016, respectively. Our consumable materials development and production operations for our FDM and PolyJet systems are located at our facilities in Eden Prairie, MN, and Kiryat Gat, Israel. We regard the consumable materials formulation and manufacturing process as a trade secret and hold patent claims related to these products. We purchase and formulate raw materials for our consumables production from various polymer resin and thermoplastic materials suppliers with different levels of processing and value-add applied to the raw materials.

Intellectual property

We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trade secrets, and confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others. All patents and patent applications for additive manufacturing processes and apparatuses associated with our technology were assigned to us by those inventors. The principal granted patents relate to our FDM systems, our PolyJet technologies, our 3D printing processes and our consumables, certain of which have already expired and certain of which have expiration dates ranging from 2019 to 2038.

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

In addition, we own certain registered trademarks and make use of a number of additional registered and unregistered trademarks, including “Stratasys,” “Objet,” “PolyJet,” “Connex,” “J750,” “J735,” “Vero,” “Tango,” “FDM,” “Fortus,” “F123 Series,” “F370,” “F900,” “Dimension,” “uPrint,” “Mojo,” “Insight,” “Stratasys Direct Manufacturing,” “SDM,” “GrabCAD,” “GrabCAD Print,” “GrabCAD Community,” “GrabCAD Workbench,” “MakerBot,” “Method,” “Thingiverse,” “Replicator,” the Stratasys Signet logo, “LPM” and “Digital Anatomy.”

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

Competition

Our principal competitors consist of other developers of additive manufacturing systems as well as other companies that use fused deposition modeling and inkjet-based technologies to compete in additive manufacturing. A variety of additive manufacturing technologies compete with our proprietary technologies, including:

●	Vat polymerization (Including Stereolithography and Digital Light Projection); and

●	Selective Laser Sintering and High Speed Sintering.

The companies that use these technologies to compete with us include, inter alia, 3D Systems Corporation, EOS GmbH, HP, Carbon and Markforged.

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

For our desktop systems and materials, we face competition from a variety of sources, including companies using material extrusion and Vat polymerization systems, such as Markforged, Ultimaker, XYZ Printing and Formlabs. The competing offerings in the lower-end categories vary based on cost, printer and part quality, support materials, speed, ease of use, software ecosystem and reliability.

We are positioned to compete in our industry mainly on the following bases, which we view as competitive strengths:

●	material properties of printed objects, such as heat resistance, toughness, brittleness, elongation-to-break, color and flexibility;

●	quality of printed objects measured by, among other things, resolution, accuracy and surface quality;

●	multiple production-grade modeling materials;

●	our offering of the only multi-color, multi-material 3D printing systems in the market;

●	reliability of printing systems;

●	speed of printing, including a one-step automated modeling process;

●	ability to be used in an office environment;

●	ease of use;

●	automatic, hands-free support removal;

●	high level of customer service; and

●	deep application and domain know-how and expert services.

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

Seasonality

Historically, our results of operations have been subject to seasonal factors. Stronger demand for our products has historically occurred in our fourth quarter primarily due to our customers’ capital expenditure budget cycles and our sales compensation incentive programs. Our first and third quarters have historically been our weakest quarters for overall unit demand. The first quarter is typically a slow quarter for capital expenditures in general. The third quarter is typically when we see our largest volume of educational related sales, which normally qualify for special discounts as part of our long-term penetration strategy.

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

Global operations

We have offices in, among other locations, Brazil, China, Germany, Hong Kong, Israel, Japan, Korea, India, Mexico, the United Kingdom and the United States, and organize our operations by geographic region, focusing upon the following key regions: the Americas; Europe and Asia Pacific. Our products are distributed in each of these regions, as well as in other parts of the world. Our customers are dispersed geographically, and we are not reliant on any single country or region for most of our product sales and services revenues, although 62% of our 2018 revenues were generated in the Americas and our SDM printed parts services are primarily based in the United States and therefore reliant on United States customers. A breakdown of our consolidated revenues by geographic markets and by categories of operations (that is, products and services) for the years ended December 31, 2018, 2017 and 2016 is provided in “Item 5.A Operating and Financial Review and Prospects—Operating Results.” In maintaining global operations, our business is exposed to risks inherent in such operations, including currency fluctuations, market conditions, and inflation in the primary locations in which our operating expenditures are incurred. Information on currency exchange risk, market risk, and inflationary risk appears elsewhere in this annual report in “Item 3.D Risk Factors” and in “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

Employees

The total number of our full-time equivalent employees, and the distribution of our employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2018, 2017 and 2016, are set forth in this annual report in “Item 6.D Directors, Senior Management and Employees—Employees”.

Government regulation

We are subject to various local, state and federal laws, regulations and agencies that affect businesses generally. These include:

●	regulations promulgated by federal and state environmental and health agencies;

●	foreign environmental regulations, as described under “Environmental matters” immediately below;

●	the federal Occupational Safety and Health Administration;

●	the U.S. Foreign Corrupt Practices Act;

●	laws pertaining to the hiring, treatment, safety and discharge of employees;

●	export control regulations for U.S. made products, which may be changed in the near future; and

●	CE regulations for the European market.

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

Under such laws and regulations, we are required to obtain environmental permits from governmental authorities for certain operations. In particular, in Israel, where we assemble our inkjet-based PolyJet 3D printing systems and manufacture our resin consumables, businesses storing or using certain hazardous materials, including materials necessary for our Israeli manufacturing process, are required, pursuant to the Israeli Dangerous Substances Law 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection. Our three Israeli toxin permits will remain in effect until February 2021, June 2020 and November 2019, for each site, respectively.

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

General Corporate Tax Structure in Israel

Generally, Israeli companies are subject to corporate tax on their taxable income. As of 2018 and thereafter, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise”, a “Beneficiary Enterprise” or a “Preferred Enterprise”, a “Special Preferred Enterprise”, a “Preferred Technology Enterprise” or “Special Preferred Technology Enterprise” as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item below. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

Besides being subject to the general corporate tax rules in Israel, we have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, described below.

Law for the Encouragement of Capital Investments

The Law for the Encouragement of Capital Investments, 5719-1959, to which we refer as the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, which may be either an “Approved Enterprise”, a “Beneficiary Enterprise” or a “Preferred Enterprise”, a “Special Preferred Enterprise”, a “Preferred Technology Enterprise” or “Special Preferred Technology Enterprise”, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location within Israel of the facility in which the investment and manufacture activity are made. In order to qualify for these incentives, an Approved Enterprise, a Beneficiary Enterprise or, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise, is required to comply with the requirements of the Investment Law.

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

We have received the requisite approval, including a final approval, for our Approved Enterprise investment programs, in accordance with the Investment Law. The above-described benefits that accompany these investment programs and our Beneficiary Enterprise investment programs (for which accompanying benefits are described below) have had the effect, both historically and in 2016, 2017 and 2018, of reducing our (and before the Stratasys, Inc.- Objet Ltd. merger, Objet’s) effective consolidated tax rates considerably lower than the statutory Israeli corporate tax rate which in 2018 and onwards is set at 23% (the corporate tax rate was 25% and 24% in 2016 and 2017, respectively).

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive 25% or more of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to receive a Beneficiary Enterprise status with respect to the investment and may be made over a period of no more than three years ending in the year in which the company chose to have the tax benefits apply to the Beneficiary Enterprise. The benefits period under the Beneficiary Enterprise status is limited to 12 years from the year the company chose to have its tax benefits apply. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Beneficiary Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

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

As of December 31, 2018, we had accumulated tax-exempt income of approximately $238.3 million that is attributable to our various Approved and Beneficiary Enterprise programs. If such tax exempt income were to be distributed, it would be taxed at the reduced corporate tax rate applicable to such income, which would have amounted to approximately $23.8 million of tax liability as of December 31, 2018.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

C. Organizational Structure.

Our corporate structure includes Stratasys Ltd., our Israeli parent company, and the following main active wholly-owned subsidiary entities: Stratasys, Inc., a Delaware corporation, which was formerly a publicly held company and which became our indirect, wholly-owned subsidiary as a result of the Stratasys, Inc.- Objet Ltd. merger; Baccio Corporation (formerly known as Cooperation Technology Corporation), to which we refer as MakerBot, a Delaware corporation which is the direct parent company of MakerBot Industries, LLC, which we acquired in August 2013; Stratasys Direct, Inc. (our parts service business unit), a California corporation; Stratasys AP Limited, a Hong Kong limited company, which together with several other subsidiaries (including Stratasys Japan Co. Ltd., our Japanese subsidiary, and Stratasys Shanghai Ltd., our Chinese subsidiary), carries out most of our operations in the Asia Pacific region; and Stratasys GMBH, a German limited liability company, which together with other subsidiaries (including Stratasys Schweiz AG (Stratasys Switzerland Ltd.), our Swiss subsidiary) carries out our European operations. We also formed Stratasys Latin America Representacao De Equipamentos Ltd., a Brazilian subsidiary, which has commenced our Brazilian operations. Please see the list of subsidiaries appended to this annual report as Exhibit 8 for a complete list of our subsidiaries as of the date of this annual report.

D. Property, Plants and Equipment.

We have dual headquarters, in Eden Prairie, Minnesota and Rehovot, Israel.

Our Eden Prairie, Minnesota headquarters (near Minneapolis) is comprised of executive offices and production facilities that encompassed, as of December 31, 2018, approximately 304,616 square feet, of which we owned 223,070 square feet, in four buildings. Those buildings served the following purposes: system assembly, inventory storage, operations and sales support; manufacturing for one of our Stratasys Direct Manufacturing paid parts service locations; research and development, filament manufacturing, administrative, marketing and sales activities; and expansion of our production capacity for systems and consumables.

Our new building complex under construction in Rehovot, Israel, which contains two buildings, is situated on a property that we purchased in 2015 and encompasses approximately 294,491 square feet. It houses our Israeli headquarters, research and development facilities and certain marketing activities. We entered the first building in January 2017 and are currently constructing the second building.

As of December 31, 2018, we leased office space (except with respect to our Eden Prairie headquarters facilities and our Rehovot, Israel and Kiryat Gat, Israel facilities, where we own the property) for various purposes, as set forth in the table below. Unless otherwise stated, all of our facilities are fully utilized. Our material tangible fixed assets include, among other things, the properties listed below.

Location:	Primary Usage:	Area (Sq. Feet)
Americas:
Eden Prairie, Minnesota	U.S. headquarters	304,616
Valencia, California	Offices and warehouses	71,286
San Diego, California	Facilities	56,383
River Falls, Wisconsin	Offices	40,998
Belton, Texas	Offices and warehouses	40,000
Brooklyn, New York	Offices and warehouses	36,950
Austin, Texas	Facilities	33,178
Other facilities in Americas	Office space and warehouses	96,211

Europe and the Middle East:
Rehovot, Israel	Israeli headquarters	337,675	(1)
Kiryat Gat, Israel	Factories and warehouses	267,783
Rheinmünster, Germany	Europe main office	55,027
Swiss office	Office space	205
Other facilities in EMEA	Sales Offices	11,189

Asia Pacific:
Hong Kong	Asia Pacific main office	9,564
Japan	Sales Office	11,403
China	Sales Office	15,609
Other facilities in Asia Pacific	Office space	16,505

(1)	This square footage includes the area of the two buildings of our new Israel headquarters in Rehovot, Israel. Only one such building is currently inhabited by us.

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

A. Operating Results.

Overview

We are a leading global provider of applied additive technology solutions for industries including aerospace, automotive, healthcare, consumer products and education. We focus on customers’ business requirements and seek to create new value for our customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. We operate a 3D printing ecosystem of solutions and expertise, comprised of advanced materials; software with voxel level control; precise, repeatable and reliable fused deposition modeling 3D printers (utilizing proprietary FDM™ technology) and inkjet-based 3D printers (utilizing proprietary PolyJet™ technology); application-based services; on-demand parts and key partnerships. We strive to ensure that our solutions are integrated seamlessly into each customer’s evolving workflow. Our applications are industry-specific and geared towards accelerating business processes, optimizing value chains and driving business performance improvements. Our customers range from individuals and smaller businesses to large, global enterprises, and we include a number of Fortune 100 companies among our customers.

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of 59 FDM™ cartridge-based materials, 44 PolyJet cartridge-based materials, 158 non-color digital materials, and over 500,000 color variations, is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing printed parts services, as well as our professional services.

We conduct our business globally and provide products and services to our global customer base through our offices in North America and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan, as well as through our worldwide network of approximately 160 agents and resellers. Additionally, through our MakerBot subsidiary, we deploy an online sales channel. We have approximately 2,200 employees and hold more than 1,400 granted patents or pending patent applications worldwide.

Key measures of our performance

Revenues

Our revenues result primarily from sales of (i) our products, which include both our AM systems and related consumable materials, (ii) provision of related services and (iii) our direct manufacturing service. We generate revenues and deliver services principally through the following channels:

●	sales to resellers, who purchase and resell our products and who provide support services for our printing systems;

●	sales of systems that are marketed by independent sales agents, pursuant to which we sell directly to end-users, pay commissions to such agents, and directly handle the sale of consumables and provision of support services; and

●	sales of systems (and all related products and services) as well as our direct manufacturing solutions that we provide to our customers directly.

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

Product revenues also depend upon the volume of consumables that we sell. Sales of our consumable materials are linked to the number of AM systems that are installed and active worldwide. Sales of consumables are also driven by system usage, which is generally a function of the size of the particular system and the level of design and manufacturing activity and budget of the particular end-user. Larger systems generally use greater amounts of consumables due to their greater capacity and the higher levels of design and production.

Services revenues

Services revenues derive from (i) maintenance contracts and initial systems warranty; (ii) direct manufacturing paid-parts services; and (iii) other professional service contracts. In addition, in connection with direct sales, we generally charge separately for installation and training. Additional services revenues are generated from services contracts most often entered into directly with end-users subsequent to the expiration of the initial warranty period.

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

Our most significant components of costs of revenues are costs of materials used for our products, wages and related benefits costs, which together accounted for approximately 78% of our total direct cost of sales for the year ended December 31, 2018. An additional significant component of our costs of revenues is the amortization expense that we primarily incur in connection with developed technology assets acquired as part of our business combinations. These amortization expenses vary based on the timing and type of acquisitions and estimated useful lives of the respective intangible assets. These amortization expenses were $21 million, $24 million and $43 million for the years ended December 31, 2018, 2017 and 2016, respectively.

For the year ended December 31, 2018, a hypothetical 10% rise in commodity prices for raw materials would have caused an approximate $15 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive Loss. As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $5 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive Loss. During 2018, we did not notice particular trends that changed, or were expected to change in the near future, the absolute or relative significance of the components of our costs of revenues in a material manner. We also believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years.

Currently, we do not foresee a significant change in either the raw materials used for production or wage inflation that would materially impact our business. For further information, please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk” in this annual report.

Gross profit

The gross profit and gross margin for our products are influenced by a number of factors. The most important of these is the mix of our products sold. Specifically, the gross margins on our higher-end AM systems, as well as on our consumables, are typically higher than the gross margins on our entry-level products and MakerBot desktop printers. Accordingly, an increase in the share of revenues of our entry-level products out of total revenues could cause our profit margins to decrease. Furthermore, we believe that as our worldwide installed base of AM systems increases, subsequent sales of our proprietary consumables will also increase. We also seek to reduce our costs of revenues by improving our ability to use less costly components, better management of our inventories levels and increasing manufacturing efficiencies in the production of our systems. In addition, we will also seek to achieve lower material costs and leverage our overall capabilities in our direct manufacturing service business.

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

Operating expenses

Our operating expenses for 2018 consisted of (i) research and development expenses, and (ii) selling, general and administrative expenses.

Research and development expenses

Our research and development activities consist of projects aimed at developing new printing systems and materials and projects aimed at enhancing the capabilities of our existing product lines, as well as significant technology platform and applications, developments for our current technologies, including our integrated software. We also seek to develop disruptive technologies and other process improvement solutions in the additive manufacturing ecosystem. Our research and development expenses consist primarily of employee compensation and employee-related personnel expenses, materials, laboratory supplies, costs for related software and costs for facilities. Expenditures for research, development and engineering of products are expensed as incurred. Our research and development efforts are essential to our future growth and our ability to remain competitive in the AM market. We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for product development and innovation.

We are also entitled to reimbursements from certain government funding plans. These reimbursements are recognized as a reduction of expenses as the related cost is incurred. We are not required to pay royalties on sales of products developed using our government funding.

Selling, general and administrative expenses

Our selling, general and administrative expenses include employee compensation and employee-related expenses for marketing, sales and other sales-operation positions, and for managerial and administrative functions, including executive officers, accounting, legal, information technology and human resources. This category of expenses also covers commissions, advertising and promotions expenses, professional service fees, respective depreciation, amortization expenses related to certain intangible assets, as well as associated overhead.

Commissions consist of sales-based commissions to independent sales agents and internal sales personnel. Commission rates vary, depending on the geographic location of the agent, type of products sold, and the degree of achievement of certain performance targets. Our advertising and promotion expenses consist primarily of media advertising costs, trade and consumer marketing expenses and public relations expenses which aim to strengthen the leadership of our brand in key vertical markets.

Facilities costs that are included in our selling, general and administrative expenses include an allocated portion of the occupancy costs for our facilities in countries where sales, marketing and administrative personnel are located. Professional service fees for accounting and legal services are also included in selling, general and administrative expenses.

2018 Financial Highlights

Significant highlights of our financial performance in 2018 included:

●	Revenues decreased by $5.1 million, or 0.8%, compared to 2017. The decrease primarily reflects a decrease in systems revenues, which was partially offset by an increase in consumables and services revenues.

●	Operating expenses decreased by $19.2 million, or 5.4% compared to 2017. The decrease primarily reflects the gain resulting from our divestment of Solidcape and our focus on achieving greater operating efficiencies in our selling, general and administrative expenses.

●	Gain of $13.5 million that resulted from the divestment of our equity minority interests in LPW for total consideration of $33.6 million. The gain was recorded in the consolidated Statements of Operations and Comprehensive Loss under share in profits (losses) of associated companies.

●	Net loss attributable to Stratasys amounted to $11.0 million in 2018 or diluted loss per share of $0.22, compared to net loss attributable to Stratasys of $40.0 million, or diluted loss per share of $0.75, in 2017.

●	Continued strong cash flows provided by operating activities, which amounted to $63.7 million, an increase of $2.0 million, or 3.2%, compared to 2017. Total cash and cash equivalents amounted to $393.2 million as of December 31, 2018, an increase of $64.4 million compared to December 31, 2017.

Results of Operations

We are providing within this section a supplemental discussion that compares historical statement of operations data in accordance with accounting principles generally accepted in the United State of America, or GAAP, for the years ended December 31, 2018, 2017 and 2016.

The following table sets forth certain financial data derived from our consolidated statements of operations and comprehensive loss, presented as percentages of our revenues for the periods indicated:

	Year ended December 31,
	2018	2017	2016
Revenues	100.0%	100.0%	100.0%
Cost of sales	51.0%	51.7%	52.8%
Gross profit	49.0%	48.3%	47.2%
Research and development, net	14.9%	14.4%	14.5%
Selling, general and administrative	35.4%	38.5%	45.7%
Operating loss	-1.3%	-4.6%	-12.9%
Financial income, net	0.1%	0.2%	0.1%
Loss before income taxes	-1.2%	-4.4%	-12.8%
Income taxes expense (benefit)	0.7%	1.4%	-1.4%
Share in profits (losses) of associated companies	0.3%	-0.3%	-0.1%
Net loss	-1.7%	-6.1%	-11.5%
Net loss attributable to non-controlling interests	0.0%	-0.1%	-0.1%
Net loss attributable to Stratasys Ltd.	-1.7%	-6.0%	-11.5%

Discussion of Results of Operations

Revenues

Our products and services revenues for the last three years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
				% Change	% Change
	2018	2017	2016	2018-2017	2017-2016
	U.S. $ in thousands
Products	$456,504	$474,286	$479,031	-3.7%	-1.0%
Services	206,733	194,076	193,427	6.5%	0.3%
	$663,237	$668,362	$672,458	-0.8%	-0.6%

Our total consolidated revenues in 2018 were $663.2 million, a decrease of $5.1 million, or 0.8%, compared to 2017. The decrease primarily reflects a decrease in products revenues, partially offset by an increase in services revenues, as further discussed below.

Products Revenues

2018 Compared to 2017

Revenues derived from products (including AM systems and consumable materials) decreased by $17.8 million in 2018, or 3.7%, as compared to 2017. The decrease in products revenues was driven by a decrease in our systems revenues that was partially offset by an increase in our consumables revenues. Our products revenues were also impacted by the divestiture of certain entities in 2018 and the timing of orders from our resellers and customers Excluding the impact of the divestiture of certain entities, products revenues decreased by $12.0 million in 2018, or 2.6%, as compared to 2017.

The decrease in systems revenues reflects a decrease of our lower-end systems revenues and lower recognized systems revenues of our former subsidiary Solidscape, which we divested during the third quarter of 2018. The decrease in systems revenues was partially offset by an increase of our higher-end systems revenues.

Consumables revenues increased in 2018 by 2.2% compared to 2017. The increase in consumables revenues reflects the utilization of our installed base of systems and was partially offset by lower recognized consumables revenues of Solidscape which we divested during the third quarter of 2018.

2017 Compared to 2016

Revenues derived from products (including AM systems and consumable materials) decreased by $4.7 million in 2017, or 1.0%, as compared to 2016. The decrease in products revenues was driven by a decrease in our systems revenues that was partially offset by an increase in our consumables revenues.

Services Revenues

2018 Compared to 2017

Services revenues (including SDM, service type warranty and maintenance contracts, spare parts and other services) increased by $12.7 million in 2018, or 6.5%, as compared to 2017. Within services revenues, customer support revenues, which includes revenues generated mainly by service type warranty and maintenance contracts on our systems, increased by 7.5%, reflecting the growth in our installed base of systems and an improvement in our service contract attach rate as well as an increase in SDM revenues.

2017 Compared to 2016

Services revenues (including SDM, maintenance and other services) increased by $0.6 million in 2017, or 0.3%, as compared to 2016. Within services revenues, customer support revenue increased by 6.3%.

Revenues by Region

Revenues and the percentage of revenues by region for the last three years, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Year Ended December 31,
	2018		2017		2016		2018-2017	2017-2016
	U.S. $ in	% of net	U.S. $ in	% of net	U.S. $ in	% of net
	thousands	sales	thousands	sales	thousands	sales	Change in %	Change in %
Americas*	$409,741	61.8%	$413,326	61.8%	$411,536	61.2%	-0.9%	0.4%
EMEA	147,162	22.2%	148,279	22.2%	137,924	20.5%	-0.8%	7.5%
Asia Pacific	106,334	16.0%	106,757	16.0%	122,998	18.3%	-0.4%	-13.2%
	$663,237	100.0%	$668,362	100.0%	$672,458	100.0%	-0.8%	-0.6%
*Represent the United States, Canada and Latin America

2018 Compared to 2017

Revenues in the Americas region decreased by $3.6 million, or 0.9%, to $409.8 million in 2018 compared to $413.3 million in 2017. The decrease reflects lower systems revenues, which was partially driven by the divestiture of Solidscape. The decrease was partially offset by higher consumables revenues and services revenues.

Revenues in the EMEA region decreased by $1.1 million, or 0.8%, to $147.2 million in 2018 compared to $148.3 million in 2017. The decrease reflects lower systems revenues, partially offset by higher consumables revenues and services revenues. In local currencies terms, revenues in the EMEA region during 2018 decreased by 4.4% as compared to 2017. Revenues in the EMEA region were favorably impacted by approximately $5.4 million, on a constant currency basis when using prior period’s exchange rates.

Revenues in the Asia Pacific region decreased by $0.4 million, or 0.4%, to $106.3 million in 2018 compared to $106.8 million in 2017. The decrease was primarily due to lower products revenues, partially offset by slightly higher services revenues.

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

Gross Profit

Gross profit from our products and services for the last three years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
	2018	2017	2016	2018-2017	2017-2016
	U.S. $ in thousands			Change in %	Change in %
Gross profit attributable to:
Products	$252,882	$255,266	$244,378	-0.9%	4.5%
Services	72,342	67,511	72,928	7.2%	-7.4%
	$325,224	$322,777	$317,306	0.8%	1.7%

Gross profit as a percentage of revenues for our products and services for the last three years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
	2018	2017	2016	2018-2017	2017-2016
				Change in %	Change in %
Gross profit as a percentage of revenues from:
Products	55.4%	53.8%	51.0%	2.9%	5.5%
Services	35.0%	34.8%	37.7%	0.6%	-7.7%
	49.0%	48.3%	47.2%	1.5%	2.3%

2018 Compared to 2017

Gross profit attributable to products revenues decreased by $2.4 million, or 0.9%, to $252.9 million in 2018, as compared to $255.3 million in 2017. Gross profit attributable to products revenues as a percentage of revenues increased to 55.4% in 2018 compared to 53.8% in 2017.

The increase in gross profit attributable to products revenues as a percentage of revenues was primarily driven by product mix, as consumables revenues constituted a greater percentage of our total products revenues in 2018. Additional contributing factors to the increase in gross profit attributable to products revenues as a percentage of revenues were the increase in revenues from our higher margin, higher-end systems, as well as lower stock-based compensation and amortization expenses.

Gross profit attributable to services revenues increased by $4.8 million, or 7.2%, to $72.3 million in 2018 compared to $67.5 million in 2017. Gross profit from services as a percentage of services revenues in 2017 increased to 35.0% compared to 34.8% in 2017. Our gross profit from services revenues was impacted by the mix between our customer support service business and our SDM business. The gross profit from services as a percentage of services revenues increased due favorable mix in the different technologies and services offerings, as well as the benefits of economies of scale, in light of the increase in services revenues.

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

Operating Expenses

The amount of each type of operating expense for the last three years, as well as the percentage change between such annual periods, and total operating expenses as a percentage of our total revenues in each such annual period, were as follows:

	Year Ended December 31,
	2018	2017	2016	2018-2017	2017-2016
	U.S. $ in thousands			Change in %	Change in %
Research and development, net	$98,964	$96,237	$97,778	2.8%	-1.6%
Selling, general & administrative	235,107	257,063	306,241	-8.5%	-16.1%
	$334,071	$353,300	$404,019	-5.4%	-12.6%

As a percentage of revenue	50.4%	52.9%	60.1%

2018 Compared to 2017

Research and development expenses, net increased by $2.7 million, or 2.8%, in 2018 compared to 2017. Research and development expense, net as a percentage of revenues increased to 14.9% in 2018 compared to 14.5% in 2017.

Our research and development expenses were impacted by the timing of spending on our projects, based on our portfolio management, product development life cycle, as well as payroll-related expenses. We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies, as well as our new metal additive manufacturing platform, advanced composite materials, software and development of new applications which will enhance our current solutions offerings.

Selling, general and administrative expenses in 2018 decreased by $22.0 million, or 8.5%, to $235.1 million, compared to $257.0 million in 2017. The amount of selling, general and administrative expenses constituted 35.4% of our revenues in 2018, as compared to 38.5% in 2017. The decrease in our selling, general and administrative expenses was primarily driven by the gain of $7.0 million from the Solidscape divestment (which offset selling, general and administrative expenses) and the exclusion of Solidscape's operations commencing the third quarter of 2018, lower commissions recorded in 2018, as well as a gain of $1.6 million that we realized from the sale of one of our facilities in Minnesota (which also offset selling, general and administrative expenses). The decrease in our selling, general and administrative expenses was partially offset by higher marketing expenses.

2017 Compared to 2016

Research and development expenses, net decreased by $1.5 million, or 1.6%, in 2017 compared to 2016. Research and development expenses, net as a percentage of revenues remained relatively flat in 2017, going from 14.5% in 2016 to 14.4% in 2017.

Selling, general and administrative expenses in 2017 decreased by $49.2 million, or 16.1%, to $257.1 million, compared to $306.2 million in 2016. Selling, general and administrative expenses were 38.5% as a percentage of revenues in 2017, as compared to 45.5% in 2016. The decrease in our selling, general and administrative expenses was primarily due to a $21.8 million decrease in intangible assets amortization and long-lived assets impairment expenses, as well as lower commissions, and was also driven by certain cost-reduction efforts.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues for the last three years, as well as the percentage change in operating loss between those years, were as follows:

	Year Ended December 31,
	2018	2017	2016	2018-2017	2017-2016
	U. S. $ in thousands			Change in %	Change in %
Operating loss	$(8,847)	$(30,523)	$(86,713)	-71.0%	-64.8%
As a percentage of revenue	-1.3%	-4.6%	-12.9%

2018 Compared to 2017

Operating loss for the year ended December 31, 2018 was $8.8 million as compared to an operating loss of $30.5 million for the year ended December 31, 2017. The decrease in operating loss was primarily attributable to the decrease in our operating expenses, as discussed above.

2017 Compared to 2016

Operating loss for the year ended December 31, 2017 was $30.5 million as compared to an operating loss of $86.7 million for the year ended December 31, 2016. The decrease in operating loss was primarily attributable to the decrease in our operating expenses, as discussed above.

Financial income, net

2018 Compared to 2017

Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expense, amounted to $0.6 million for the year ended December 31, 2018, compared to $1.0 million for the year ended December 31, 2017.

Our financial income, net was impacted by the interest earned on our cash balances which was partially offset by the interest expenses related to our outstanding bank loan balances. In addition, our financial income, net was impacted by translation of foreign currencies transactions resulting from changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the Euro). These effects were partially offset by our derivatives and hedging activity in 2018.

2017 Compared to 2016

Financial income, net, amounted to $1.0 million for the year ended December 31, 2017, compared to $0.4 million for the year ended December 31, 2016.

Income Taxes

Income taxes and income taxes as a percentage of net income before taxes for the last three years, as well as the percentage change in income taxes between those years, were as follows:

	Year Ended December 31,
	2018	2017	2016		2018-2017	2017-2016
	U.S. $ in thousands				Change in %	Change in %
Income taxes	$4,736	$9,273		$(9,446)	-48.9%	-198.2%
As a percentage of loss before income taxes	-57.7%	-31.5%	%	10.9%

2018 Compared to 2017

We had a negative effective tax rate of 57.7% for the year ended December 31, 2018 as compared to a negative effective tax rate of 31.5% for the year ended December 31, 2017. Our effective tax rate was primarily impacted by the changes in the geographic mix of foreign taxable income and loss as well as the impact of the valuation allowance on our U.S tax losses.

Our effective tax rate is based on recurring factors, including the geographic mix of foreign taxable income and loss, as well as nonrecurring items that may not be predictable.

For a full reconciliation of our effective tax rate to the Israeli statutory rate of 23% and for further explanation of our provision for income taxes, refer to Note 9 to our consolidated financial statements included in Item 18 of this annual report.

2017 Compared to 2016

We had a negative effective tax rate of 31.5% for the year ended December 31, 2017 as compared to 10.9% tax rate for the year ended December 31, 2016.

Share in Profits (Losses) of Associated Companies

2018 Compared to 2017

Share in profits (losses) of associated companies reflects our proportionate share in the equity interests in certain entities which are accounted under the equity method of accounting. Our share in profits of associated companies in 2018 was $1.7 million, compared to share in losses of associated companies of $1.7 million in 2017. Our share in profits of associated companies in 2018 was favorably impacted by net gain of $13.5 million resulting from our divestment of LPW, which was partially offset by our proportionate share in the net loss of LPW as well as in-process research and development (IPR&D) write-offs in other equity method investments. Our share in losses of associated companies in 2017 primarily reflects our proportionate share in the net loss of LPW.

2017 Compared to 2016

Share in losses of associated companies was $1.7 million in 2017, compared to $0.7 million in 2016. The increase of our share in losses of associated companies reflects an increased net loss of LPW.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss, net loss as a percentage of our total revenues and diluted net loss per share, for the last three years, as well as the percentage change in net loss between those years, were as follows:

	Year Ended December 31,
	2018	2017	2016	2018-2017	2017-2016
	U. S. $ in thousands			Change in %	Change in %
Net loss attributable to Stratasys Ltd.	$(10,964)	$(39,981)	$(77,219)	-72.6%	-48.2%
As a percentage of revenues	-1.7%	-6.0%	-11.5%
Diluted net loss per share	$(0.22)	$(0.75)	$(1.48)	-70.7%	-49.1%

2018 Compared to 2017

Net loss attributable to Stratasys Ltd. for the year ended December 31, 2018 was $11.0 million as compared to $40.0 million for the year ended December 31, 2017. The decrease in net loss attributable to Stratasys Ltd. was primarily attributable to a decrease in our operating expenses, and to a decrease income taxes expense.

Diluted loss per share for the years ended December 31, 2018 and 2017 was $0.22 and $0.75, respectively. The weighted average, fully-diluted number of shares outstanding for the year ended December 31, 2018 was 53.8 million, compared to 53.0 million for the year ended December 31, 2017.

2017 Compared to 2016

Net loss attributable to Stratasys Ltd. for the year ended December 31, 2017 was $40.0 million as compared to $77.2 million for the year ended December 31, 2016. Diluted loss per share for the years ended December 31, 2017 and 2016 was $0.75 and $1.48, respectively. The weighted average fully-diluted number of shares outstanding for the year ended December 31, 2017 was 53.0 million, compared to 52.6 million for the year ended December 31, 2016.

Goodwill impairment assessment for the year ended December 31, 2018

We performed a quantitative assessment for goodwill impairment for our Stratasys-Objet reporting unit and concluded that the fair value of the Stratasys-Objet reporting unit exceeded its carrying amount by approximately 7.6%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $386 million.

When evaluating the fair value of the Stratasys-Objet reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.1% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 14% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Stratasys-Objet reporting unit's operations and the uncertainty inherent in our internally developed forecasts.

In order to assess the reasonableness of our cash flow projections used for our goodwill impairment analysis, we compared the aggregate fair value of our reporting units to our market capitalization and calculated the implied control premium. We calculated our market capitalization using an average price of our shares, as we believe that it is more indicative to our fair value than using the December 31, 2018 price of our shares, due to the volatility in the stock markets during December 2018 and the subsequent significant positive correction. We believe that our fair value assessment is reasonably supported by our calculated market capitalization.

Actual results may differ from those assumed in our valuation method. It is reasonably possible that our assumptions described above could change in future periods. If any of these were to vary materially from our plans, we may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of Stratasys-Objet reporting unit by approximately $48 million and $80 million, respectively.

Based on our assessment as of December 31, 2018, no goodwill was determined to be impaired.

Determining the fair value of the Stratasys-Objet reporting unit requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. We will continue to monitor the fair value of our Stratasys-Objet reporting unit to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, significant decline in the Company's share price, changes in management’s business strategy or downward changes of our cash flows projections, warrant further interim impairment testing. For further information, refer to note 7 to our consolidated financial statements included in Item 18 of this annual report.

Non-GAAP Financial Measures

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger, acquisition and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-cash and non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Reconciliation of GAAP and Non-GAAP Results of Operations

		Twelve Months Ended December 31,
		2018	Non-GAAP	2018
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands
		(except per share amounts)
	Gross profit (1)	$325,224	$22,351	$347,575
	Operating income (loss) (1,2)	(8,847)	45,324	36,477
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(10,964)	38,782	27,818
	Net income (loss) per diluted share attributable	$(0.22)	$0.74	$0.52

(1)	Acquired intangible assets amortization expense		20,866
	Non-cash stock-based compensation expense		1,474
	Reorganization and other related costs		11
			22,351

(2)	Acquired intangible assets amortization expense		10,161
	Impairment charges of intangible assets and other long-lived assets		4,797
	Non-cash stock-based compensation expense		14,212
	Gain from divestiture, net of transaction costs		(7,016)
	Reorganization and other related costs		691
	Merger and acquisition related expense		128
			22,973
			45,324

(3)	Corresponding tax effect		(808)
	Gain from equity method divestment, related write-offs and amortization		(5,734)
			$38,782

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,751		53,898

		Year ended December 31,
		2017	Non-GAAP	2017
		GAAP	Adjustments	Non-GAAP
		(U.S. dollars and shares in thousands,
		except per share amounts)
	Gross profit (1)	$322,777	$26,860	$349,637
	Operating income (loss) (1,2)	(30,523)	67,226	36,703
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(39,981)	64,158	24,177
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.75)	$1.20	$0.45

(1)	Acquired intangible assets amortization expense		22,768
	Non-cash stock-based compensation expense		2,581
	Impairment charges of other intangible assets		646
	Reorganization and other related costs		337
	Merger and acquisition related expense		528
			26,860

(2)	Acquired intangible assets amortization expense		10,319
	Non-cash stock-based compensation expense		15,141
	Impairment charges of intangible assets and other long-lived assets		3,742
	Change in fair value of obligations in connection with acquisitions		1,378
	Reorganization and other related costs		5,803
	Merger and acquisition related expense		3,983
			40,366
			67,226

(3)	Corresponding tax effect		(3,866)
	Amortization expense of associated company		798
			$64,158

(4)	Weighted average number of ordinary shares outstanding- Diluted	52,959		53,536

		Year ended December 31,
		2016	Non-GAAP	2016
		GAAP	Adjustments	Non-GAAP
		(U.S. dollars and shares in thousands,
		except per share amounts)
	Gross profit (1)	$317,306	$50,334	$367,640
	Operating income (loss) (1,2)	(86,713)	115,729	29,016
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(77,219)	91,989	14,770
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(1.48)	$1.76	$0.28
(1)	Acquired intangible assets amortization expense		41,712
	Non-cash stock-based compensation expense		2,780
	Impairment charges of other intangible assets		1,779
	Reorganization and other related costs		3,846
	Merger and acquisition related expense		217
			50,334

(2)	Acquired intangible assets amortization expense
			14,901
	Non-cash stock-based compensation expense		17,993
	Impairment charges of intangible assets and other long-lived assets		21,774
	Change in fair value of obligations in connection with acquisitions		(872)
	Reorganization and other related costs		3,671
	Merger and acquisition related expense		7,928
			65,395
			115,729

(3)	Corresponding tax effect		(24,233)
	Intangible assets amortization expense of associated company		493
			$91,989

(4)	Weighted average number of ordinary shares outstanding- Diluted	52,582		53,201

Forward-looking Statements and Factors That May Affect Future Results of Operation

See “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report (following the table of contents).

Variability of Operating Results

Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the timing, number and mix of products sold and the average selling price of the products, and are also affected by the seasonality of our business. In addition, due to competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future.

Our future results will be affected by a number of factors, including our ability to: increase the number of units sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost controls plans succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations, commodity prices and economic conditions in the geographic areas in which we operate. Macro factors, such as the extent of growth of the 3D printing market generally, may also impact our operating results. There can be no assurance that our historical performance in revenues, gross profit and net income (loss) will improve, or that revenues, gross profit and net income (loss) in any particular quarter will improve over those of preceding quarters, including comparable quarters of previous years. See Item 3.D - “Risk Factors” above.

Effective Corporate Tax Rate

See “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

In 2018, we derived a significant portion of our income from facilities granted Approved or Beneficiary Enterprise status, offset by losses of our U.S. subsidiaries with no tax benefit being recorded for those losses, as the near-term realization of these assets is uncertain. See “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments” in Item 4.B above.

In the event we have taxable income in Israel, derived from sources other than Approved or Beneficiary Enterprises, such income would be taxable at the regular Israeli corporate tax rates.

As part of the process of preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. Actual income taxes could vary from these estimates due to future changes in income tax laws or the results of final tax examinations and reviews.

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

B. Liquidity and Capital Resources

A summary of our consolidated statement of cash flows for the last three years is as follows:

	Year ended December 31,
	2018	2017	2016
	U.S. $ in thousands
Net loss	$(11,225)	$(40,459)	$(77,621)
Long-lived assets impairment charges	7,260	6,759	24,924
Depreciation and amortization	61,250	66,635	92,877
Deferred income taxes	(3,956)	(2,549)	(10,378)
Stock-based compensation	15,686	17,722	20,773
Foreign currency transactions loss (gain)	5,140	(10,429)	2,147
Other non-cash items	(9,050)	4,898	349
Change in working capital and related items	(1,393)	19,142	8,843
Net cash provided by operating activities	63,712	61,719	61,914
Net cash provided by (used in) investing activities	7,144	(27,777)	(70,077)
Net cash provided by (used in) financing activities	(2,951)	10,698	25,799
Effect of exchange rate changes on cash and cash equivalents	(3,530)	4,096	(1,053)
Net change in cash, cash equivalents and restricted cash	64,375	48,736	16,583
Cash, cash equivalents and restricted cash, beginning of year	329,359	280,623	264,040
Cash, cash equivalents and restricted cash, end of year	$393,734	$329,359	$280,623

Our cash, cash equivalents and restricted cash balances increased to $393.7 million as of December 31, 2018 compared to $329.4 million as of December 31, 2017. The increase in cash, cash equivalents and restricted cash in 2018 was due to cash flows provided by operating activities and investing activities of $63.7 million and $7.1 million, respectively, partially offset by cash flows used in financing activities in an amount of $3.0 million.

Our cash and cash equivalents balance increased to $329.4 million as of December 31, 2017 compared to $280.6 million as of December 31, 2016.

Cash flows from operating activities

Year ended December 31, 2018

We generated $63.7 million of cash from our operating activities during 2018. That cash generated from operations derives from our net loss of $11.2 million, as adjusted primarily due to non-cash items including depreciation, amortization and impairment charges of long-lived assets in an aggregate amount of $68.5 million, stock-based compensation of $15.7 million and foreign currency transactions losses which were partially offset primarily by non-cash gains from divestitures and share in profits of associated companies. Changes in working capital and related items reduced our cash flow from operating activities by $1.4 million. The main changes in our working capital and related items included an increase in our inventories levels to support our operations, which increase was aimed at reducing shipping time to end-customers and minimizing back-orders. Changes in our accounts receivable and accounts payable partially offset one another, as we closely monitor our operating working capital.

Year ended December 31, 2017

We generated $61.7 million of cash from our operating activities during 2017. The net loss of $40.5 million was adjusted primarily due to non-cash items including depreciation, amortization and impairment charges of long-lived assets in an aggregate amount of $73.4 million and stock-based compensation of $17.7 million, partially offset by foreign currency transactions gains. Changes in working capital and other items contributed $14.2 million for our cash flow provided by operating activities.

Year ended December 31, 2016

We generated $61.9 million of cash from our operating activities during 2016. The net loss of $77.6 million was primarily adjusted due to non-cash items including depreciation, amortization and non-cash impairment charges of long-lived assets of $117.8 million and stock-based compensation in the amount of $20.8 million, partially offset by changes in the deferred income taxes of $10.4 million. Changes in working capital and other items of $8.9 million increased our cash flow provided by operating activities.

Cash flows from investing activities

Year ended December 31, 2018

We generated $7.1 million of cash from our investing activities during 2018. We received net proceeds of $41.2 million from the divestment of certain subsidiaries (primarily Solidscape) and from the divestment of our minority equity interest in LPW. We used $23.4 million of cash primarily to purchase property and equipment. Our principal property and equipment investments were for our new building complex under construction in Rehovot, Israel. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain go to market activities. We entered the first building in January 2017. Other equipment purchases were primarily for the enhancement of our manufacturing capabilities to support new solution offerings. In addition, we used $13.0 million of cash for investments in certain unconsolidated entities.

Year ended December 31, 2017

We used $27.8 million of cash in our investing activities during 2017. Cash was primarily used to purchase property and equipment in an amount of $22.3 million, as well as for certain strategic investments in unconsolidated entities.

Year ended December 31, 2016

We used $70.1 million of cash in our investing activities during 2016. Cash was primarily used to purchase property and equipment in an amount of $45.1 million, as well as for certain strategic investments in unconsolidated entities.

Cash flows from financing activities

Year ended December 31, 2018

We used $3.0 million of cash for financing activities during 2018. Cash used for financing activities was mainly attributable to the quarterly repayments of our Bank Loan (as described below under “Capital resources and capital expenditures”—“Long-term bank loan and credit line”) in an amount of $5.1 million and were partially offset by cash proceeds of $3.7 million from the exercises of stock options.

Year ended December 31, 2017

Financing activities provided $10.7 million of cash during 2017. Cash provided by financing activities was mainly attributable to $10.0 million of proceeds received from the Bank Loan, partially offset by the quarterly principal repayments of $3.7 million under the Bank Loan. In addition, exercises of stock options contributed $5.9 million to the cash provided by financing activities.

Year ended December 31, 2016

Net cash provided by financing activities was $25.8 million during 2016. Cash provided by financing activities was mainly attributable to the $26.0 million of proceeds received from the Bank Loan.

Capital resources and capital expenditures

Our total current assets amounted to $684.2 million as of December 31, 2018, of which $393.2 million consisted of cash and cash equivalents. Total current liabilities amounted to $175.8 million as of December 31, 2018.

Most of our cash and cash equivalents are held in banks in Israel, Switzerland and the U.S.

Our credit risk related to accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposures of our accounts receivable by credit limits, credit insurance for many of our customers, ongoing credit evaluation and account monitoring procedures.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our working capital and capital expenditures needs, as well as our debt requirements, for the next twelve months.

Long-term bank loan and credit line

In December 2016, our company entered into a secured loan agreement with Bank Hapoalim Ltd. in connection with our new office facility in Israel, which agreement we refer to as the Bank Loan Agreement. Pursuant to the Bank Loan Agreement, our company borrowed $26 million initially in December 2016, which we refer to as the Bank Loan, and secured a credit line for an additional $24 million, or the Credit Line. Any loans drawn upon the Credit Line will be under similar terms as the Bank Loan. The Bank Loan will mature in December 2023 and is payable in equal consecutive quarterly principal installments of principal and accrued interest. Any early repayment of the Bank Loan is subject to, within the initial three year term of the Bank Loan, a maximum 1% penalty of the amount prepaid. The repayment of the Bank Loan is secured by a first-priority lien on all of our company’s rights in the property of our new office facility in Israel. The Bank Loan bears interest at the rate of LIBOR plus 3.35%. The Bank Loan Agreement contains customary representations and warranties, affirmative covenants and negative covenants, which include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien. The Bank Loan Agreement also contains customary events of default that entitle the lender to cause any or all of our company's indebtedness to become immediately due and payable and to foreclose on the lien, and includes customary grace periods before certain events are deemed events of default. Borrowings under the Bank Loan Agreement are available mainly for the financing of our new facility in Israel. As of December 31, 2018, we had borrowed $10 million under the Credit Line.

We believe that we were in compliance with all of the covenants under the Bank Loan Agreement related to the Bank Loan and Credit Line as of December 31, 2018.

Contractual obligations

For information concerning our material commitments as of December 31, 2018, see Item 5.F below (“Tabular Disclosure of Contractual Obligations”).

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

Revenue Recognition

On January 1, 2018, we adopted ASU 2014-09, Revenue from Contracts with Customers (ASC 606) using the modified retrospective method. The adoption of this standard did not result in a significant change to our historical revenue recognition policies and there were no significant adjustments that required a cumulative adjustment to retained earnings upon transition. The core principle of ASC 606 is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASC 606 provides a five-step analysis of transactions to determine the amount and timing of revenue to be recognized. Additionally, the guidance requires disaggregated disclosures related to the nature, amount, timing, and uncertainty of revenue that is recognized.

The Company’s contracts with its customers for products sales (AM systems and consumables) are under standard contracts and ship and bill arrangements. The transaction price is agreed upon in the contract and is primarily fixed in nature with insignificant amounts recognized for rebates programs. We estimate for rebates based on each specific program and our historical experience and reduce revenue when the sales occur. Revenue from products is recognized upon satisfaction of the performance obligation which is typically at a point in time when control is transferred to the customer. Usually, control is transferred upon shipment or once delivery and risk of loss has transferred to the customer depending on the contract terms.

The Company generates revenue from various services provided to customers, mainly from service type warranty, time and material services and direct manufacturing of parts. The transaction price is agreed upon in the contract and can be based on a fixed amount or on a time and material arrangement. Revenue from service type warranty under a contract is recognized ratably on a straight-line basis over the time of the service, as control is transferred over time or as services are performed if not under contract. For direct manufacturing parts, control is transferred usually at a point in time, upon shipment of the parts.

We enter into contracts with customers that may include multiple performance obligations with various combinations of products and services which are distinct and accounted for as separate performance obligations. The transaction price is allocated to each performance obligations on a relative standalone selling price ("SSP") basis. In most cases, we are able to establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on our best estimates of the price at which the Company would have sold the product regularly on a stand-alone basis.

We assess collectability as part of the revenue recognition process. This assessment includes a number of factors such as an evaluation of the creditworthiness of the customer, past due amounts, past payment history, and current economic conditions. If it is determined that collectability cannot be reasonably assured, we will defer recognition of revenue until collectability is assured.

Refer to Note 3 - Revenue, in the Consolidated Financial Statements as well as Note 1 - Basis of Presentation and Summary of Significant Accounting Policies - Revenue Recognition - for additional information regarding our revenue recognition policies.

Income Taxes

Our effective tax rate is primarily impacted by the geographical mix of taxable income and loss. We record a tax provision for the anticipated tax consequences of our reported operating results. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws and tax rates in the jurisdictions in which we operate. We are subject to income taxes in Israel, the U.S. and other foreign jurisdictions. A significant portion of our income is taxed in Israel. We have realized and expect to continue to realize significant tax savings based on the determination that some of our industrial projects that have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rates, which were 25% in 2016, 24% in 2017 and 23% in 2018 and thereafter. We are also a Foreign Investors Company, or FIC, as defined by the Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Beneficiary Enterprises, depending on the level of foreign ownership. In addition, we are an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, are entitled to certain tax benefits.

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

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In evaluating the exposure associated with our various tax filing positions, we record reserves for uncertain tax positions in accordance with US GAAP, based on the technical support for the positions and our past audit experience with similar situations. Although we believe our tax positions comply with applicable tax laws and we intend to defend our positions, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax reserves and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related estimated interest and penalties.

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

Long Lived Assets

Our long-lived assets, other than goodwill, comprised of definite life identifiable intangible assets and property, plant and equipment. Most of our identifiable intangible assets were recognized as part business combinations we have executed in prior periods. Our identifiable intangible assets are primarily comprised of developed technology, trademarks and trade names, customer relationships and patents.

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

During the year ended December 31, 2018, 2017 and 2016 we recorded impairment of charges of $7.3 million, $6.8 million and $24.9 million, respectively, related to our long-lived assets.

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. During 2015, we determined that certain indicators of potential impairment that required goodwill impairment analysis for all of our reporting units existed. Accordingly, we performed a quantitative two-step assessment for goodwill impairment for each of our reporting units. As a result, we recorded a non-cash impairment charge of $942.4 million during 2015. The non-cash impairment charges were recorded in order to reduce the carrying amount of goodwill to its estimated fair value. No goodwill impairment was recorded during the years ended December 31, 2018, 2017 and 2016.

Determining the fair value of our reporting units requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amounts and timing of projected future cash flows. Projected future cash flows are based on our most recent budget, forecasts and strategic plans as well as certain growth rate assumptions. Potential changes in our costs and operating structure, the expected timing of utilization of synergies strategic opportunities, negative effect of exchange rate differences and overall weakness in the 3D printing marketplace, could negatively impact our near-term cash-flow projections and could trigger a potential impairment of our goodwill. In addition, failure to execute our strategic plans for our Stratasys-Objet reporting unit could negatively impact the fair value of our Stratasys-Objet reporting unit, and increase the risk of an additional goodwill impairment in the future. We will continue to monitor the fair value our Stratasys-Objet reporting unit to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, further significant decline in our share price, changes in management’s business strategy or downward changes of our cash flows projections, warrant further interim impairment testing. Refer to Note 7 to our audited financial statements included in Item 18 of this annual report for further information.

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

F. Tabular Disclosure of Contractual Obligations.

The following table summarizes our material known contractual obligations and commitments as of December 31, 2018 that we expect to require significant cash outlays in future periods:

	Payments Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	U.S. $ in thousands
Operating lease obligations	24,999	8,445	10,802	5,159	593
Purchase obligations	100,107	100,107	-	-	-
Long-term debt (including estimated interest)	31,788	6,692	12,440	11,172	1,484

	$156,894	$115,244	$23,242	$16,331	$2,077

The total amount of unrecognized tax benefits for uncertain tax positions was $22.0 million as of December 31, 2018. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

The following table lists the names and ages of our current directors, as well as the names, ages and positions of the current members of our senior management, as of the filing date of this annual report:

Name	Age	Position
Elchanan Jaglom	77	Chairman of the Board of Directors and interim Chief Executive Officer
S. Scott Crump	65	Chairman of the Executive Committee and Chief Innovation Officer
Victor Leventhal	74	Director
John J. McEleney	56	Director
Dov Ofer	64	Director
Ziva Patir	68	Director
David Reis	58	Vice Chairman of the Board of Directors and Executive Director
Yair Seroussi	63	Director
Adina Shorr	58	Director
Lilach Payorski	45	Chief Financial Officer

Elchanan Jaglom has served as Chairman of the Board of Directors since February 2015 and as interim Chief Executive Officer since June 1, 2018. From the Stratasys, Inc.- Objet Ltd. merger until February 2015, Mr. Jaglom served as the Chairman of the Executive Committee of our company. Prior to the Stratasys, Inc.- Objet Ltd. merger, he served as Chairman of Object’s board of directors from 2001 until the Stratasys, Inc.- Objet Ltd. merger. Mr. Jaglom also served as the Chairman of Diamond Capital Management Ltd., the investment manager of the Diamond Group of investment funds, until January 2, 2014. In parallel to his involvement with these entities, Mr. Jaglom has been involved in investment management of funds, private equity and venture capital investment since the early 1980s, focusing primarily on early-stage technology companies. He is currently a member of the Board of Trustees of the Tel Aviv Museum of Art and the Ben Gurion University of the Negev. He holds a bachelor’s degree in economics and statistics from the Hebrew University in Jerusalem and an M.B.A. from New York University.

S. Scott Crump has served as Chairman of the Executive Committee of the Board of Directors since February 2015 and as our Chief Innovation Officer since February 2013. Mr. Crump has also served since June 1, 2018 on the oversight committee of our board of directors to help support the management of our company during an interim period, until our permanent successor chief executive officer is appointed. Mr. Crump previously served as Chairman of the Board of Directors from the Stratasys, Inc.- Objet Ltd. merger until February 2015, as Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys, Inc.- Objet Ltd. merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. During the period from 1982 to 1988, Mr. Crump was a co-founder and Vice President of Sales of IDEA, Inc., which later changed its name to SI Technologies, Inc., a leading manufacturer of force, load and pressure transducers. Mr. Crump continued to be a director and shareholder of that company until its sale to Vishay Intertechnologies, Inc. (NYSE: VSH) in April 2005. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

Victor Leventhal has served as a director of our company (until May 2016, as an external director) since the closing of the Stratasys, Inc.- Objet Ltd. merger on December 1, 2012. Mr. Leventhal has served as a consultant to SolidWorks Corporation, a 3D CAD software company, since 2006. From 2001 to 2006, he was a Group Executive for Dassault Systemes S.A. (NASDAQ: DASTY), the parent company of SolidWorks, where he served on the Global Management Committee. From 1995 to 2001, Mr. Leventhal was the Chief Operating Officer of SolidWorks, where he was responsible for growing the business from its inception. From 1990 to 1995, Mr. Leventhal was the Chief Executive Officer of CAD Solutions, LLC, a leading reseller of 2D and 3D CAD products, which he helped grow from a $5 million company to a $32 million company. From 1985 to 1990, he held numerous executive positions, including serving as the Executive Vice President of Computerland, the largest computer retailer at the time, where he was responsible for franchise development, major account sales, marketing, training, purchasing and vendor relations. Prior to that time, he held various administrative, operations, marketing and financial positions at IBM for 18 years. He has also served on the boards of directors of Solido, a 3D printing company, Graphisoft, an architectural software company, and 3D Express, a startup company in the rapid prototyping industry. Mr. Leventhal received a B.B.A. from the University of Texas.

John J. McEleney, who has served as a director of our company since the Stratasys, Inc.- Objet Ltd. merger, served as a director of Stratasys, Inc. from 2007 until the Stratasys, Inc.- Objet Ltd. merger. He is the co-founder of Onshape Inc., a venture backed start-up company focused on applying modern computing to the 3D product design market. Prior to Onshape he was the Chief Executive of Cloud Switch, which was acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (NASDAQ: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.

Dov Ofer has served as our director since July 2017, and, since June 1, 2018, on the oversight committee of our board of directors to help support the management of our company during an interim period, until our permanent successor chief executive officer is appointed. Mr. Ofer serves as the Chief Executive Officer of Lumenis Computerized Systems Ltd. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Kornit Digital Ltd. and Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

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

David Reis was appointed Vice Chairman of the Stratasys Board of Directors on June 6, 2017, having earlier served as Executive Director since July 2016 and director since June 2013. Mr. Reis also serves as a key member of the board of directors’ oversight committee as of June 1 2018 guiding the Company’s Executive Management during an interim period until the Board of Directors Search Committee appoints Stratasys’ next Chief Executive Officer. In addition since 2017, Reis serves as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Highcon Ltd. He also served as a Director of Objet from 2003 until the closing of the Stratasys-Objet merger. Mr. Reis served as the Stratasys Chief Executive Officer from March 2009 until June 30, 2016 (and, prior to the Stratasys-Objet merger, as Objet's CEO). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Reis is also a graduate of the Harvard Business School Advanced Management Program.

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

Adina Shorr has served as our director since having been appointed by the Board in July 2018, and was re-elected by our shareholders at our 2018 annual general meeting of shareholders. Ms. Shorr has been the Chief Executive Officer of Scodix, a company that provides solutions to commercial printers, since September 2018. Prior to that time, she served as Chief Executive Officer and Chairman of the Board of Lucidlogix Technologies Ltd. from November 2013 to August 2018. Before that, Ms. Shorr had served as the Chief Executive Officer of CellGuide Ltd. (which was acquired by Lucidlogix) from October 2009 through October 2013. Ms. Shorr served as the Chief Executive Officer and President of Objet Ltd. (formerly known as Objet Geometries, Ltd.), one of the two predecessor companies to Stratasys Ltd., for a six-year period ending in March 2009, and also served as its President. She has extensive experience in leadership and management of technology, systems and solutions stemming from her over twenty-year career in the high-tech sector, both in the United States and Israel. She served as Corporate Vice President of Leaf Products at Creo Inc. from March 2000 to March 2003, where she initiated and led in 2000 the establishment of Leaf Products, a start-up for professional digital photography within Creo. Prior to that time, Ms. Shorr served for nine years at Scitex, four years of which she served as the President of the Scitex Input Division. Beginning in 1991, she worked in the United States for IBM in a sales support capacity and for Unisys in Program Management and was responsible for the management of the business facets of the Unisys Network Computing Division. Ms. Shorr has served as a director of Advanced Vision Technology Ltd. since June 2014 and was a director of Objet Geometries Ltd. and then Stratasys Ltd. from May 2012 to June 2013. Ms. Shorr holds an MBA and a BA, both with honors, from Michigan State University in East Lansing, Michigan.

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

B. Compensation.

The following table presents all compensation that we paid, or accrued, during the year ended December 31, 2018 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table includes amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during that period.

	Salaries, Fees, Bonuses	Pension,
	Commissions, and	Retirement
	Related Benefits Paid	and Other Similar
	or Accrued(1)	Benefits Accrued
All directors and members of senior management as a group, (2)	$2,013,125 (3)	$177,553

(1)	Does not include the value attributable to stock option or restricted stock unit (RSU) grants. For a discussion of stock option and RSU grants to our directors and members of senior management, see below.

(2)	Comprised of the current directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above, except that the total amount of compensation reflected in this table for the year ended December 31, 2018: (i) only includes compensation paid to Ms. Shorr beginning in July 2018, when she was first appointed to the board; and (ii) also includes compensation paid to Mr. Ilan Levin, who served as our Chief Executive Officer through May 2018. Because Mr. Levin did not receive a previously accrued bonus (in respect of 2017) during 2018, that accrued bonus was reversed during 2018, thereby yielding a negative amount of compensation for Mr. Levin in respect of 2018. That negative amount is included in the total director/management compensation amount for 2018 in the above table: and (ii) also includes compensation paid to Mr. Edward Fierko, who served as our director until our annual general meeting of shareholders in September 2018 and was not nominated for re-election.

(3)	This compensation amount for the year ended December 31, 2018 excludes an aggregate of $0.3 million of bonuses that were paid in 2018 in respect of services that had been performed during the previous year. Includes a bonus in an amount of up to $151,930 that may be paid to Mr. Crump during 2019 in respect of services performed in 2018, which bonus requires the approval of our shareholders in order to be paid.

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

Director Compensation

The following table sets forth the directors’ fees, salary or other compensation (excluding value attributable to RSU grants and stock option grants, and excluding reimbursement for reasonable expenses incurred in connection with services) that are payable to each of our current directors:

Name of Director	Annual Fee/Salary(1)		Per Meeting Fee (In Person/ Telephonic/ Written Consent)
Elchanan Jaglom	$420,000	(2)	-
S. Scott Crump	$262,854	(3)	-
Victor Leventhal	$50,000		$1,500/ $375/$325
John J. McEleney	$50,000		$1,500/ $375/$325
Ziva Patir	$50,000	(4)	$1,500/ $375/$325
David Reis	$232,800	(5)	-
Dov Ofer	$50,000	(6)	$1,500/ $375/$325
Yair Seroussi	$50,000		$1,500/ $375/$325
Adina Shorr	$50,000		$1,500/ $375/$325

____________________

(1)	The amounts reflected in the “Annual Fee/Salary” column do not include per-meeting fees payable to those directors for whom the above table lists per meeting fees in the right-hand column of the table. The above table does not include an annual fee of US$2,500 for service on each committee of our board of directors on which any of the above directors serves (as described under Item 6.C below).

(2)	Constitutes salary payable in respect of the consulting and director services provided by an entity affiliated with Mr. Jaglom. Does not include Israeli value added tax, or VAT, that is due on the salary payable to Mr. Jaglom.

(3)	Constitutes the aggregate annual base salary payable to Mr. Crump for all of the services that he provides to our company, including in respect of his roles as Chairman of the Executive Committee and Chief Innovation Officer of our company. At our 2018 annual general meeting of shareholders, our shareholders furthermore approved a cash bonus of $150,000 for Mr. Crump in respect of his achievement of certain of his goals for the 2017 year and in light of his other significant contributions to our company as our Chief Innovation Officer, including in his active role on the oversight committee of the board, which assists our interim Chief Executive Officer (as described below).

(4)	Does not include VAT that is due on the fees payable to Ms. Patir.
(5)	This constitutes the amount (not including VAT, which is due on fees payable to Mr. Reis) for Mr. Reis’ services as a board member, including in his role as Vice Chairman of the Board. In addition to this amount (which was approved by our shareholders), our shareholders also approved annual cash compensation for Mr. Reis of NIS 324,000 (approximately $91,368) for his services as our Executive Director, plus other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car.

(6)	Effective as of June 1, 2018, Mr. Ofer has been entitled to an additional $15,000 per month in respect of the additional services that he provides on the oversight committee of the board, which assists Mr. Jaglom, who serves as our interim Chief Executive Officer.

Director/Officer Equity Compensation

Grants to directors who also support our senior management team

During the year ended December 31, 2018, we granted equity to each of Messrs. Reis and Ofer in respect of the additional services that they provide on the oversight committee of the board, which assists Mr. Jaglom in his role as our interim Chief Executive Officer. As approved by our shareholders at our 2018 annual general meeting of shareholders, those grants consisted of (i) options to purchase 37,500 ordinary shares, and (ii) 18,500 RSUs, each representing one ordinary share, to each such director.
Those options and RSUs are subject to the following terms:

●	Time-Vesting. Two thirds (2/3) of the options, i.e., 25,000 options, and two thirds (2/3) of the RSUs, i. e., 12,333 RSUs, shall vest each month at a rate of 1,041 options per month and 513 RSUs per month over each of the twenty-four (24) months commencing with June 1, 2018, with 1,057 options and 534 RSUs vesting in respect of the last month of the 24-month period.

●	Performance-Vesting. One third (1/3) of the options, i.e., 12,500 options, and one-third (1/3) of the RSUs, i.e., 6,167 RSUs, are subject to performance-vesting milestones as follows:

○6,250 options and 3,084 RSUs will vest if our non-GAAP operating margins for the full year of 2018 are at least four and one-half percent (4.5%); and

○6,250 options and 3,083 RSUs will vest if our revenues for the first half of 2019 are at least 100% of our revenues for the first half of 2018, as reflected in our reviewed financial statements, and net of any and all acquisitions or divestments.

In addition, the options and RSUs are subject to the terms of our 2012 Omnibus Equity Incentive Plan with respect to a resignation by the director/grantee from the board, provided, that the vesting of the options and RSUs will accelerate in full if the term of office of the director/grantee is not be extended by the board or by any general meetings of our shareholders for additional terms through the end of the 24-month vesting period.

Grants to independent/non-employee directors

At our 2016 annual general meeting of shareholders, our shareholders approved the following equity package for each of our independent and non-executive directors, which package is also granted to (i) Messrs. Ofer and Seroussi, who were initially elected as directors at our 2017 annual general meeting of shareholders, and (ii) Ms. Shorr, wo was initially elected as a director by our shareholders at our 2018 annual general meeting of shareholders:

Initial grant: Initial grant of options to purchase 10,000 ordinary shares of our company.

Exercise Price: Equal to the fair market value of the average of the closing prices of an ordinary share of our company on the trading days during the 30-day period following the date of the approval of a grant by our shareholders.

Vesting Schedule: The options vest equally on a monthly basis until the earlier of (i) the first anniversary of the grant date and subject to continuous service of the applicable independent director, or (ii) at the end of the term of the applicable independent director at the next annual general meeting of the shareholders of our company after the grant at which such director’s directorship may be extended or terminated (which we refer to as the Full Vesting Date), provided that all such options shall be fully vested at the Full Vesting Date.

Automatic Additional Grants: Automatic additional grants, consisting of an additional 10,000 options, are granted to each such continuing director on the first and second anniversaries of the commencement of such director’s term (or, in the case of independent/non-employee directors serving already prior to our 2016 annual general meeting of shareholders, on the first and second anniversaries of that 2016 annual shareholder meeting), contingent on the continued service of such director. Such additional grants have an exercise price equal to the fair market value of the average of the closing prices of an ordinary share of our company on the trading days during the 30-day period following the first and second anniversaries, respectively, of the commencement of such director’s term, and vest in the same manner as specified under “Vesting Schedule” above.

For a description of the terms of our stock option and share incentive plans, see “Share Ownership - Stock Option and Share Incentive Plans” in Item 6.E below.

Office Holder Compensation

The table below outlines the compensation granted to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2018, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)

				Total
				Compensation,
				Excluding
Name and Principal	Base	Variable	Benefit and	Equity-Based	Equity-Based	Total
Position(2)	Salary	Compensation(3)	Perquisites(4)	Compensation
Nadav Goshen,	$522,848	$175,998 (6)	$72,905	$771,751	$674,063	$1,445,814
CEO of MakerBot

Richard Garrity,	$300,000	$152,500	$42,911	$495,411	$541,555	$1,036,966
Americas President

Lilach Payorski,	$309,267	$107,753	$65,981	$483,001	$456,678	$939,679
Chief Financial Officer

Shuli Shaharabni Ishai,	$329,663	$124,753	$81,153	$535,568	$366,059	$901,627
EVP, Global Human Resources

Andy Midelton,	$374,172	$156,456	$14,756	$545,384	$341,592	$886,975
EVP Corporate and Business Development
____________________

(1)	All amounts reported in the table are in terms of cost to the Company in U.S. dollars, as recorded in our financial statements.
(2)	All current executive officers listed in the table are full-time employees or consultants of our company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2018.

(3)	Amounts reported in this column refer to commission, incentive and the maximum contractual bonus payments potentially payable for 2018.
(4)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2018 with respect to equity-based compensation. Equity-based compensation is determined based on the awards' fair value on their grant date. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements, which are included in Item 18 of this annual report.

Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set annually by our Chief Executive Officer and approved by our compensation committee and our board of directors, in that order. These same corporate bodies also set the bonus targets for our Chief Executive Officer. In accordance with a December 2012 amendment to the Companies Law, we have adopted a compensation policy that governs the compensation of our directors and senior management and which has been approved (both initially, and then in updated form) by (i) the compensation committee of our board, (ii) the board of directors and (iii) our shareholders (most recently, at our September 2018 annual general meeting of shareholders) (in that order). Please see “Compensation Policy and Committee” in Item 6.C (“Board Practices”) below for further information.

C. Board Practices.

Board of Directors

Under the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our board of directors serves as the primary corporate body responsible for risk management for our company, including cybersecurity risks, and periodically consults with the management of our company to obtain updates concerning, and internally discusses, the most material risks currently facing our company, and how those risks are being mitigated. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to any employment agreement that we may enter into with him (Mr. Jaglom, our interim Chief Executive Officer, is not party to an employment agreement with us). All other executive officers are also appointed by our board of directors, subject to the terms of any applicable employment agreements that we may enter into with them.

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

As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors is elected annually, at our annual general meeting of shareholders. The vote required for the election of each director is a majority of the voting power represented at the meeting and voting on the election proposal. Following certain changes to our board of directors based on the election at our 2018 annual general meeting of shareholders that took place in September 2018, the current members of our board consist of the Chairman (who also serves as our interim Chief Executive Officer)— Elchanan Jaglom, the Chairman of the Executive Committee—S. Scott Crump, Victor Leventhal, John J. McEleney, Dov Ofer, Ziva Patir, David Reis (an Executive Director and Vice Chairman of the Board), Yair Seroussi and Adina Shorr. For more information, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below.

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

The members of our audit committee consist of Victor Leventhal, Yair Seroussi and Adina Shorr. Mr. Seroussi serves as chairman of the committee. Our board of directors has determined that each of Messrs. Leventhal and Seroussi, and Ms. Shorr, meets the independence requirements set forth in the Listing Rules of the NASDAQ Stock Market and in Rule 10A-3 under the Exchange Act.

Our board of directors has determined that Mr. Seroussi qualifies as an audit committee financial expert, as defined under Item 16A of the SEC’s Form 20-F, and has the requisite financial sophistication set forth in the NASDAQ rules and regulations.

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

Executive Committee

Upon the closing of the Stratasys, Inc.- Objet Ltd. merger, our board of directors appointed an executive committee. The roles of this committee are (i) to oversee the implementation of the business strategy of our company, subject to board approval for matters outside of the ordinary course of business (as is required under the Companies Law), and (ii) to exercise such other duties as the board may resolve from time to time. The members of the executive committee consist of Messrs. S. Scott Crump, who serves as chairman of the executive committee, Elchanan Jaglom and John McEleney.

Compensation Committee and Compensation Policy

Under a December 2012 amendment to the Companies Law, we have appointed a compensation committee and established a policy regarding the terms of engagement of office holders, or a compensation policy. Such compensation policy was set by our board, after considering the recommendations of our newly-appointed compensation committee, and was approved by our shareholders in September 2013. In February 2015 and again in September 2018, following approval by our compensation committee and board, our shareholders approved an amended and restated version of our compensation policy at an extraordinary general meeting of shareholders and at our 2018 annual general meeting of shareholders (respectively).

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

Oversight Committee

Upon the resignation of our then Chief Executive Officer, Mr. Ilan Levin, effective as of the start of June 2018, our board of directors established an oversight committee of the board, whose role is to provide support to our interim Chief Executive Officer in the day-to-day management of our company. The members of that committee consist of Messrs, Crump, Ofer and Reis. We expect to disband that committee upon (or soon after) our hiring a permanent replacement to serve as our Chief Executive Officer.

Executive Search Committee

Upon the resignation of Mr. Levin as our Chief Executive Officer, our board also appointed an executive search committee, composed of Messrs. Jaglom and Leventhal (the latter of whom serves as the chairman of the compensation committee of the board of directors), to oversee the engagement of an international executive search firm to help identify a new chief executive officer. This committee will disband upon the hiring of a permanent replacement to serve as our Chief Executive Officer

Internal Auditor

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. Moshe Cohen of Chaikin Cohen Rubin & Co. has served as our internal auditor since his appointment effective upon the Stratasys, Inc.- Objet Ltd. merger.

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

We have obtained directors and officers liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, we have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by Israeli law. Furthermore, until the sixth anniversary of the effective time of the Stratasys, Inc.-Objet Ltd. merger, we covered the directors and officers of Stratasys, Inc. and its subsidiaries with respect to acts or omissions occurring prior to the effective time of the merger. The limits, terms and conditions of this coverage were at least as favorable as the limits, terms and conditions in the policy that Stratasys, Inc. maintained up to the effective time of the Stratasys, Inc.-Objet Ltd. merger.

Directors’ Service Contracts

For a description of service contracts that we have entered into with our directors that provide for benefits upon termination of employment or other service, please see Item 7.B, “Related Party Transactions— Employment and Consulting Agreements with Directors and Executive Officers” below.

D. Employees

The number of our full-time equivalent employees, and the distribution of employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2018, 2017 and 2016 are set forth in the two tables below.

	Number of full-time equivalent employees
	by region as of December 31,
Region	2018	2017	2016
Americas*	1,353	1,387	1,630
Israel	523	514	473
Europe	186	200	176
Asia Pacific	170	165	190
Total	2,232	2,266	2,469

	Number of full-time equivalent employees
	by function as of December 31,
Division	2018	2017	2016
Operations and support	801	836	788
Research and development	390	398	551
Customer service	301	285	316
Sales and marketing	331	331	441
General and administrative	409	416	373
Total	2,232	2,266	2,469
____________________

*	Includes employees in Latin America.

During the years covered by the above tables, we did not employ a significant number of temporary employees.

The moderate decrease in the size of our workforce in each of 2018 and 2017 relative to the previous year was due to our implementation of operational efficiencies, which included elimination of excess employees in certain divisions of our company.

While our Israeli employees, and the vast majority of all of our employees globally are not, party to a collective bargaining agreement, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israel Ministry of Labor. These provisions primarily concern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

We have never experienced any employment-related work stoppages. We believe that our relationship with our employees is good.

The employees of our subsidiaries are subject to local labor laws and regulations that vary from country to country.

E. Share Ownership.

The following table lists, as of February 14, 2019, the number of our ordinary shares owned, and stock options held, by each of the directors and members of our senior management who served as such during the year (including for part of the year) ended December 31, 2018:

	Shares of Stratasys(1)			Stratasys stock options and RSUs(2)
			Percent of	Number held(4)
	Number of		outstanding			Exercise
	shares		shares		Not	price
	beneficially		beneficially	Already vested or vesting	vesting	per	Expiration
Name	owned(3)		owned(3)	within 60 days	within 60 days	Share (for options)	Date (for options)
Elchanan Jaglom	2,402,856	(5)	4.50%	—	—
Chairman of the Board and interim CEO

S. Scott Crump	520,723	(6)	*	100,000	—	$82.15	June 21, 2023
Chairman of the Executive Committee				43,750	56,250	$19.96	April 6, 2027

Ilan Levin	209,257		*	—	—	—	—
Former Chief Executive Officer and Former Director (7)

Edward J. Fierko	182,041	(9)	*	22,000	—	$82.15	June 21, 2023
Former Director (8)				22,000	—	$103.30	August 8, 2020
				10,000	—	$21.44	June 4, 2026
				10,000	—	$23.41	July 18, 2027

Victor Leventhal	46,345	(10)	*	19,179	—	$74.95	December 1, 2022
Director				5,000	—	$21.44	June 4, 2026
				10,000	—	$23.41	July 18, 2027
				9,166	834	$19.59	September 13, 2028

John J. McEleney	67,666		*	16,500	—	$82.15	June 21, 2023
Director				22,000	—	$103.30	August 8, 2020
				10,000	—	$21.44	June 4, 2026
				10,000	—	$23.41	July 18, 2027
				9,166	834	$19.59	September 13, 2028

Dov Ofer	41,539	(11)	*	10,000	—	$23.41	July 18, 2027
Director				6,666	3,334	$21.82	September 13, 2028
				10,410	14,590	$22.28	October 4, 2028
				6,250	—	$22.28	October 4, 2028
				5,130	7,203	$—	—
				3,083	—	$—	—

Ziva Patir	58,748		*	29,582	—	$82.15	June 21, 2023
Director				10,000	—	$21.44	June 4, 2026
				10,000	—	$23.41	July 18, 2027
				9,166	834	$19.59	September 13, 2028

David Reis	68,557	(12)	*	10,410	14,590	$22.28	October 4, 2028
Vice Chairman of the Board and Executive Director				6,250	6,250	$22.28	October 4, 2028
				5,130	7,203	$—	—
				3,083	—	$—	—

Yair Seroussi	16,666		*	10,000	—	$23.41	July 18, 2027
Director				6,666	3,334	$21.82	September 13, 2028

Adina Shorr	39,303		*	5,833	4,167	$22.47	October 13, 2028
Director

Lilach Payorski	*	(13)	*
Chief Financial Officer
____________________

*	Constitutes less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.

(2)	For a description of Stratasys’ equity incentive plans, please see “Stock Option and Share Incentive Plans” in this Item below. All options and RSUs granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.

(3)	In accordance with Rule 13d-3 under the Exchange Act, the number of shares and the percentages shown for individual directors and officers include any ordinary shares underlying stock options and RSUs held by any such person that vest within 60 days of February 14, 2019 and that are also reflected in the column titled “Stratasys stock options and RSUs— Number held — Already vested or vesting within 60 days.” Further in keeping with such Rule 13d-3, the computation of percentage ownership is based upon 53,976,424 ordinary shares outstanding at February 14, 2018, plus such number of ordinary shares as such person (but not any other person) had the right to receive upon the exercise or settlement of vested stock options or RSUs (as applicable) within 60 days thereof.

(4)	Each stock option is exercisable for one ordinary share, and each RSU represents the right to receive one ordinary share.

(5)	Consists of (i) 1,984,304 ordinary shares held by Samson Capital, LLC and (ii) 418,552 ordinary shares held by HCK Holdings LLC (formerly known as Hancock LLC), with respect to which Mr. Jaglom may be deemed to possess shared voting and dispositive power. Mr. Jaglom is party to an agreement pursuant to which he has the right to independently make decisions as to voting and disposition of 613,655 of the ordinary shares held by Samson Capital, LLC, without having to consult with any other person. Mr. Jaglom disclaims beneficial ownership of all of the ordinary shares that may be deemed to be beneficially owned by him except to the extent of his pecuniary interest therein.

(6)	Includes 176,294 ordinary shares owned of record by Mr. Crump’s wife.

(7)	Mr. Levin served as our Chief Executive Officer and director through May 31, 2018. The beneficial ownership information being provided for him herein is provided to the best of our knowledge, without having verified such information with Mr. Levin.

(8)	Mr. Fierko served as our director until our 2018 annual general meeting of shareholders in September 2018, and elected not to be nominated for re-election at that meeting. The beneficial ownership information being provided for him herein is provided to the best of our knowledge, without having verified such information with Mr. Fierko.

(9)	Includes 20,375 ordinary shares held by Mr. Fierko’s wife.

(10)	Beneficial ownership over these ordinary shares is shared by Mr. Leventhal with his spouse and with the trustee of a family trust.

(11)

Consists entirely of 41,539 ordinary shares issued or issuable to Mr. Ofer upon the vesting of RSUs and exercise of  options granted to him, which RSUs and options have vested or will vest within 60 days of February 14, 2019. In addition to the foregoing RSUs, Mr. Ofer also holds additional RSUs which will vest upon the fulfillment of certain performance-based conditions. See “Item 6.B Compensation— Director/Officer Equity Compensation— Grants to directors who also support our senior management team” above for a description of those performance-based RSUs. In accordance with the SEC’s beneficial ownership rules, those performance-based RSUs and the underlying ordinary shares are not included in Mr. Ofer’s beneficial ownership in the above table since there is no assurance that the performance-based condition for vesting will be met.

(12)	Includes 24,873 ordinary shares issued or issuable to Mr. Reis upon the vesting of RSUs and exercise of options granted to him, which RSUs and options have vested or will vest within 60 days of February 14, 2019. In addition to the foregoing RSUs, Mr. Reis also holds additional RSUs which will vest upon the fulfillment of certain performance-based conditions. See “Item 6.B Compensation— Director/Officer Equity Compensation— Grants to directors who also support our senior management team” above for a description of those performance-based RSUs. In accordance with the SEC’s beneficial ownership rules, those performance-based RSUs and the underlying ordinary shares are not included in Mr. Reis’ beneficial ownership in the above table since there is no assurance that the performance-based condition for vesting will be met.

(13)	Because Ms. Payorski beneficially owns less than 1% of our outstanding ordinary shares and her beneficial ownership has not previously been disclosed to our shareholders or otherwise made public, it is being omitted from this annual report pursuant to an allowance provided by the SEC’s Form 20-F.

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

2012 Omnibus Equity Incentive Plan

Our 2012 Omnibus Equity Incentive Plan, which became effective at the effective time of the Stratasys, Inc.- Objet Ltd. merger, provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to our company or any of our affiliates. Following the approval of the 2012 Plan by the Israeli tax authorities, we have only granted options or other equity incentive awards under the 2012 Plan. All previously-granted options and awards under our Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan have expired. Under the 2012 Plan, there were 2,500,000 ordinary shares originally reserved for issuance, none of which was granted prior to the effectiveness of the Stratasys, Inc.-Objet Ltd. merger. Upon the adoption of an amendment to the 2012 Plan at our extraordinary general meeting of shareholders in February 2013, the reserved pool under the plan consisted of 4,000,000 shares, which was to be automatically increased annually on January 1 (beginning on January 1, 2014) by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by our board of directors, if so determined prior to the January 1 on which the increase will occur. Pursuant to that provision, on each of January 1, 2015, 2016, 2017 and 2018, the pool of shares under the 2012 Plan was automatically increased by 500,000 shares, to 5,000,000 shares, 5,500,000, 6,000,000 and 6,500,000 shares total, respectively, and on January 1, 2019, the pool of shares was further increased by an additional 200,000 shares, to 6,700,000.

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

Expired Plans

Stratasys, Inc. Plans

Pursuant to the Stratasys, Inc.-Objet Ltd. merger agreement whereby our consolidated group of companies was originally formed in December 2012, upon the consummation of the Stratasys, Inc.-Objet Ltd. merger, each option exercisable for one share of Stratasys, Inc. common stock converted into an option to purchase one ordinary share of Stratasys Ltd. Furthermore, we assumed the obligations of Stratasys, Inc. related to the issuance of shares underlying those options under its then-existing option plans. As of December 31, 2018, none of our ordinary shares that were issuable upon exercise of those options that were vested and exercisable under the Stratasys, Inc. plans remains outstanding.

The following table presents certain option data information for the above-described stock option and share incentive plans as at February 14, 2019:

	Total				Weighted
	Ordinary	Aggregate			Average
	Shares	Number of		Aggregate	Exercise
	Reserved	Awards		Number of	Price of
	for	Granted out of Reserve,	Shares Available	Awards	Outstanding
Plan	Grants	Net of Cancellations	for Future Grants	Outstanding	Options
2012 Plan	6,700,000	4,714,968	1,985,032	3,778,455	$31.31

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

Ownership by Major Shareholders

The following table presents the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our major shareholders), based on the most recent beneficial ownership reports filed with the SEC by such persons on or before February 14, 2019. The data presented is based on information provided to us, or disclosed in public filings with the SEC, by the major shareholders.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. The table below includes the number of shares underlying options that are exercisable within 60 days after February 14, 2019. Shares issuable upon the exercise of such options are deemed to be outstanding for the purpose of computing the ownership percentage of the person, entity or group holding such options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person, entity or group. The ownership percentages reflected below are based on 53,976,424 ordinary shares outstanding as of February 14, 2019.

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

			Options	Total
	Ordinary		Exercisable	Beneficial	Percentage
Beneficial Owner	Shares		within 60 Days	Ownership	Ownership
ARK Investment Management LLC	6,774,158	(1)	—	6,774,158	12.6%
ArrowMark Colorado Holdings LLC	4,285,964	(2)	—	4,285,964	7.9%
PRIMECAP Management Company	7,646,489	(3)	—	7,646,489	14.2%
Fisher Investments	2,813,874	(4)	—	2,813,874	5.2%
____________________

(1)	Represents shares beneficially owned as of December 31, 2018, as indicated in the statement of beneficial ownership on Schedule 13G filed by ARK Investment Management LLC on February 14, 2019. As indicated in that statement, ARK Investment Management LLC possesses sole voting and dispositive power with respect to 4,948,735 of such ordinary shares, shared dispositive power with respect to the remaining 1,825,423 ordinary shares beneficially owned by it, and shared voting power with respect to only 337,178 of such ordinary shares.

(2)	Represents shares beneficially owned as of December 31, 2017, as indicated in a statement of beneficial ownership on Schedule 13G filed by this shareholder on February 9, 2018.

(3)	Represents shares beneficially owned as of December 31, 2018, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by PRIMECAP Management Company on February 8, 2019. As indicated in that amended statement, PRIMECAP Management Company possesses sole dispositive power with respect to all such 7,646,489 ordinary shares, but sole voting power with respect to only 7,298,189 of such ordinary shares.

(4)	Represents shares beneficially owned as of December 31, 2018, as indicated in the amended statement of beneficial ownership on Schedule 13G filed by Fisher Investments on February 1, 2019. As indicated in that amended statement, Fisher Investments possesses sole dispositive power with respect to all such 2,813,874ordinary shares, but sole voting power with respect to only 1,368,156 of such ordinary shares.

Changes in Percentage Ownership by Major Shareholders

In 2016, the percentage ownership of our former major shareholders— Samson Capital, LLC, Roy J. Zuckerberg and Elchanan Jaglom— declined, due to sales by Samson Capital, LLC and Hancock LLC (and Samson Capital LLC ceased to be a 5% or greater shareholder as a result). In 2017, Roy J. Zuckerberg ceased to be a 5% or greater shareholder (due to sales of ordinary shares by Samson Capital LLC and a reduction in Mr. Zuckerberg’s ownership interest in Hancock LLC to 0.01% such that ordinary shares held by Hancock LLC are no longer deemed beneficially owned by Mr. Zuckerberg). At the same time, in 2017, the number of ordinary shares held by Elchanan Jaglom decreased as well, due to decreases in the number of ordinary shares held by each of Samson Capital LLC and Hancock LLC. In 2018, a further reduction in the number of shares held by Samson Capital LLC resulted in Mr. Jaglom ceasing to be a 5% or greater shareholder.

The percentage ownership of those shareholders (while they were 5% or greater shareholders) changed during the years 2016, 2017 and 2018 as follows: (i) Samson Capital, LLC—from 5.2% down to 4.8% in 2016 (at which point it ceased to be a 5% shareholder); (ii) Roy J. Zuckerberg—from 6.2% down to 5.5% in 2016, and further down to 4.5% in 2017 (at which point he ceased to be a 5% shareholder); and (iii) Elchanan Jaglom—from 6.2% down to 5.5% in 2016, further down to 5.1% in 2017, and then further reduced to 4.5% in 2018, at which point he ceased to be a 5% shareholder.

During 2016, PRIMECAP Management Company, one of our major shareholders, increased its percentage ownership of our ordinary shares to 9.5%. During 2017 and 2018, its percentage ownership further rose, to 11.7% and 14.2%, respectively.

T. Row Price Associates, Inc. acquired over 5% of our outstanding ordinary shares in 2015 (5.3%), but then ceased to be a major shareholder during 2016, dropping to 1.6% as of the end of 2016. Fisher Investments became a 5% or greater shareholder for the first time as of the end of 2016, having acquired 5.9%, then decreased to 5.7% in 2017, and then further decreased to 5.2% in 2018. ArrowMark Colorado Holdings LLC became a 5% or greater shareholder of ours for the first time as of the end of 2017, having acquired 8.0%. It did not acquire or dispose of any ordinary shares in 2018.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 14, 2019, there were 73 holders of record of our shares, of which 47 record holders holding approximately 99.99% of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record approximately 92.4% of our outstanding ordinary shares on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions.

Except as described below or elsewhere in this annual report, since January 1, 2018, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

Indemnification Agreements

Our amended articles permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Companies Law. Effective upon the effective time of the Stratasys, Inc.- Objet Ltd. merger, we entered into indemnification agreements with each of our then-current directors and other office holders, under which we undertook to indemnify them to the fullest extent permitted by Israeli law, including with respect to liabilities resulting from the merger to the extent that these liabilities are not covered by insurance. We have entered into similar indemnification agreements with all directors and other office holders who have served as such since the Stratasys, Inc.- Objet Ltd. merger. We also put into place Directors and Officers liability insurance for each of our directors and other office holders upon the effectiveness of the Stratasys, Inc.-Objet Ltd. merger, and have renewed that policy as necessary to maintain continuous coverage since the merger.

Employment and Consulting Agreements with Directors and Executive Officers

Consulting arrangement with an entity affiliated with Elchanan Jaglom

An entity affiliated with Elchanan Jaglom, the Chairman of the board of directors and our interim Chief Executive Officer, has provided consulting and director services to us pursuant to an oral arrangement that was approved by our board of directors and shareholders. The monthly amount payable to that entity under this arrangement is $35,000, plus VAT, currently. The consulting arrangement, which is not recorded in a written agreement, has no set term and may be terminated by either party at will upon written notice.

C. Interests of Experts and Counsel.

Not required.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

The consolidated financial statements and other financial information for our company required by SEC are included in this annual report beginning on page F-1.

Export Sales

The following table presents total export sales by Stratasys, Ltd for each of the fiscal years indicated (in thousands):

	2018	2017	2016
Total Export Sales*	$251,099	$260,645	$269,449
as a percentage of Total Sales	37.9%	39.0%	40.1%
____________________

*	Export sales, as presented, are defined as sales to customers located outside of North America and Israel (where our dual headquarters are located).

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

Patent Law-Based Claim

On November 23, 2017, a former employee, whose employment had been terminated by our company in 2008 and who had previously unsuccessfully filed a suit against our company, brought an additional proceeding against us under Section 134 of the Israeli Patent Law seeking compensation and royalties for service inventions he invented while he served as an employee of our company. In this new proceeding, the former employee claims to be entitled to receive royalties in an amount equal to: (a) 20% of the benefits, revenues and /or savings generated by our company in the past and in the future, including the rise in the value of our company, as determined in the merger with Stratasys Inc., which took place in December 2012; (b) 20% of the gross profit generated by our company in the past and 9% of the gross profit produced and that will be produced by our company; (c) 20% of the gross profit generated by our company in the past and the relative share of the former Objet entity of our company in the total gross profit produced and that will be produced by our company; or (d) 20% of the value of the service inventions at issue. The former employee further sought an order of accounts. Our company rejects the claims that serve as a basis for the proceeding and is defending against them vigorously.

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

ITEM 9. THE OFFER AND LISTING.

A. Listing Details.

Since December 3, 2012 (the first trading day after the effective time of the Stratasys, Inc.- Objet Ltd. merger), our ordinary shares have traded (and, prior to that time, Stratasys, Inc. common stock was traded) on the NASDAQ Global Select Market under the trading symbol “SSYS.” The following table sets forth the high and low closing sales prices of our ordinary shares for the fiscal periods indicated below, as reported on the NASDAQ Global Select Market.

	Price Range
	High	Low
Fiscal Period:	(U.S. $)	(U.S. $)
Six most recent months:
February 2019 (through February 22, 2019)	28.40	25.49
January 2019	25.53	17.96
December 2018	21.73	17.41
November 2018	24.31	20.86
October 2018	22.56	19.06
September 2018	24.16	22.60
August 2018	25.73	21.30
Two most recent full financial years and subsequent periods, by quarter:
Fiscal Year Ending December 31, 2019
January 1, 2019 - February 22, 2019 only	28.40	17.96
Fiscal Year Ending December 31, 2018
October 1, 2018 - December 31, 2018	24.31	17.41
July 1, 2018 - September 30, 2018	25.73	19.10
April 1, 2018 - June 30, 2018	21.52	17.35
January 1, 2018 - March 31, 2018	23.30	18.23
Fiscal Year Ended December 31, 2017
October 1, 2017 - December 31, 2017	24.53	19.96
July 1, 2017 - September 30, 2017	25.11	20.95
April 1, 2017 - June 30, 2017	30.66	19.91
January 1, 2017 - March 31, 2017	21.97	17.77
Five most recent full financial years
2018	25.73	17.35
2017	30.66	17.77
2016	29.35	15.24
2015	81.05	22.58
2014	136.46	78.64

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

Israeli resident individuals

Capital Gain

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2018) unless the benefiting provisions of an applicable treaty applies.

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

Dividend Income

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Significant Shareholder, at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income allocated and accrued during the benefits period of an Approved Enterprise or Beneficiary Enterprise are subject to withholding tax at the rate of 15% (and 20% with respect to Preferred Enterprise), if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period except with respect to an FIC, in which case the 12-year limit does not apply. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Beneficiary/ Preferred income).

Israeli resident corporations

Capital Gain

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described in “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure” in Item 4.B above, the corporate tax rate was 25% in 2016, 24% in 2017, and is 23% from 2018 and onwards.

Dividend Income

Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Beneficiary Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after that period, except with respect to a FIC, in which case the 12-year limit does not apply.

Non-Israeli Residents

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (25% in 2016, 24% in 2017 and 23% in 2018 and thereafter), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is Significant Shareholder at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2018) unless contrary provisions in a relevant tax treaty applies.

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) should generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel; (ii) the shares were purchased after being listed on a recognized stock exchange and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, to which we refer as the U.S.-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year, (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel, (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel, or (v) the capital gains arising from such sale, exchange or disposition is attributed to royalties on copyright or film. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Dividend Income

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares at the rate of 25% or 30% (if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Approved Enterprise or Beneficiary Enterprise (and 20% with respect to Preferred Enterprise). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Significant Shareholder or not) and 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise (and 20% if the dividend is distributed from income attributed to a Preferred Enterprise), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the U.S.-Israel Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise or Beneficiary Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise are subject to a withholding tax rate of 15% for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident that is maintained in Israel. If the dividend is attributable partly to income derived from an Approved Enterprise, a Beneficiary Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the Code.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 641,880 for 2018, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Although we do not believe that we were a PFIC in 2018, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2019 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

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

Information Reporting and Backup Withholding

U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to backup withholding at a rate of 24% unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and backup withholding at a rate of 28% (24% for years after 2017) on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

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

The majority of our balance sheet exposure relates to foreign currency assets and liabilities in entities which their functional currency is Euro. Our net Euro balance sheet exposure as of December 31, 2018 was approximately $89.9 million.

Our total revenues amounted to $663.2 million in 2018, of which approximately 17.6% were denominated in Euros. During 2018, our Euro-denominated revenues exceeded our Euro-denominated expenses. Conversely, our expenses denominated in shekels are higher than our expected shekel-denominated revenues. For those currencies which do not have a sufficient natural hedge within our operations (such as offsetting revenues and expenses recorded in a given currency, or some other hedge), we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results. In 2018, we entered into hedging transactions to reduce our potential currency exposure related to the U.S. dollar against each of the Euro and the New Israeli Shekel. Our foreign exchange forward contracts in effect as of December 31, 2018 were for the conversion of $36.9 million into Euro and $44.4 million into NIS.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

(i) A change of 10% in the value of the Euro relative to the U.S. dollar in the year ended December 31, 2018 would have resulted in a change in the U.S. dollar reporting value of our consolidated operating income of $7.1 million for that year, mainly due to revenues earned in Euros.

(ii) A change of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2018 would have resulted in a change in the dollar-reported value of our consolidated operating income of $10.6 million, mainly due to shekel-recorded expenses.

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

Interest Rate Risk

Our cash and cash equivalents are held primarily in bank deposits with maturities of less than 90 days, and our short-term bank deposits have maturities of more than 90 days. Both are subject to limited interest rate risk, with an average interest rate of 2.30%. In addition, the outstanding balance of our Bank Loan as of December 31, 2018 was $27.1 million and bear an average interest rate of 5.46%. An immediate 10% change in interest rates would not have a material effect on our financial condition or results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2018, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2018.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2018, our internal control over financial reporting is effective based on those criteria.

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

(c) Attestation Report of Registered Public Accounting Firm.

PwC’s attestation report regarding the effectiveness of our internal control over financial reporting is included in “Item 18—Financial Statements” on page F-1 of this annual report, which attestation report is incorporated by reference in this Item 15(c).

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Mr. Yair Seroussi, who serves on the audit committee of our board of directors, meets the requirements of an “audit committee financial expert”, as defined in Item 407(d)(5) of SEC Regulation S-K and Item 16A of SEC Form 20-F and is an independent director, as defined in Rule 5600(a)(2) of the NASDAQ Listing Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth, for the years ended December 31, 2018 and 2017, the fees billed to us and our subsidiaries by our principal accountant. (1)

	Year ended
	December 31,
	2018	2017
Audit fees (2)	$933,200	$907,500
Tax fees (3)	116,132	131,205
All other fees (4)	6,800	11,300
Total	$1,056,132	$1,050,005
____________________

(1)	Comprised by fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, or Kesselman & Kesselman (which served as our principal accountant with respect to the years ended December 31, 2017 and 2018).

(2)	Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(3)	Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

(4)	All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

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

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

Index to Consolidated Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets at December 31, 2018 and 2017	F-3
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2018, 2017 and 2016	F-4
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2018, 2017 and 2016	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016	F-6 to F-7
Notes to the Consolidated Financial Statements	F-8 to F-38
Index to Financial Statement Schedule
Schedule II-Valuation and Qualifying Accounts and Reserves	S-1

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Stratasys Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Stratasys Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes and schedule of valuation and qualifying accounts and reserves for each of the three years in the period ended December 31, 2018 appearing under Item 18 (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
March 7, 2019

We have served as the Company’s auditor since 2012.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in thousands, except share data)

December 31,	2018	2017
ASSETS

Current assets
Cash and cash equivalents	$393,167	$328,761
Accounts receivable, net	138,146	132,671
Inventories	123,524	115,717
Net investment in sales-type leases	2,658	7,208
Prepaid expenses	6,398	7,696
Other current assets	20,278	22,858
Total current assets	684,171	614,911
Non-current assets
Net investment in sales-type leases - long-term	1,552	4,439
Property, plant and equipment, net	188,150	199,951
Goodwill	385,849	387,108
Other intangible assets, net	107,274	142,122
Other non-current assets	21,258	31,219
Total non-current assets	704,083	764,839
Total assets	$1,388,254	$1,379,750

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$45,855	$39,849
Current portion of long-term debt	5,143	5,143
Accrued expenses and other current liabilities	39,115	30,041
Accrued compensation and related benefits	31,703	35,356
Deferred revenues	53,965	52,908
Total current liabilities	175,781	163,297
Non-current liabilities
Long-term debt	22,000	27,143
Deferred tax liabilities	1,662	7,069
Deferred revenues - long-term	18,422	15,200
Other non-current liabilities	27,422	32,899
Total non-current liabilities	69,506	82,311
Total liabilities	$245,287	$245,608
Commitments and contingencies (see note 10)
Redeemable non-controlling interests	852	1,635
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 53,881 thousands shares and 53,631 thousands shares issued and outstanding at December 31, 2018 and 2017, respectively	146	145
Additional paid-in capital	2,681,048	2,663,274
Accumulated other comprehensive loss	(7,753)	(7,023)
Accumulated deficit	(1,531,326)	(1,523,906)
Equity attributable to Stratasys Ltd.	1,142,115	1,132,490
Non-controlling interests	-	17
Total equity	1,142,115	1,132,507
Total liabilities and equity	$1,388,254	$1,379,750

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

Years Ended December 31,	2018	2017	2016
Net sales
Products	$456,504	$474,286	$479,031
Services	206,733	194,076	193,427
	663,237	668,362	672,458
Cost of sales
Products	203,622	219,020	234,653
Services	134,391	126,565	120,499
	338,013	345,585	355,152
Gross profit	325,224	322,777	317,306

Operating expenses
Research and development, net	98,964	96,237	97,778
Selling, general and administrative	235,107	257,063	306,241
	334,071	353,300	404,019

Operating loss	(8,847)	(30,523)	(86,713)
Financial income, net	633	1,047	354
Loss before income taxes	(8,214)	(29,476)	(86,359)
Income taxes expense (benefit)	4,736	9,273	(9,446)
Share in profits (losses) of associated companies	1,725	(1,710)	(708)

Net loss	(11,225)	(40,459)	(77,621)
Net loss attributable to non-controlling interests	(261)	(478)	(402)
Net loss attributable to Stratasys Ltd.	$(10,964)	$(39,981)	$(77,219)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.22)	$(0.75)	$(1.48)
Diluted	$(0.22)	$(0.75)	$(1.48)

Weighted average ordinary shares outstanding
Basic	53,751	52,959	52,330
Diluted	53,751	52,959	52,582

Comprehensive Loss
Net loss	$(11,225)	$(40,459)	$(77,621)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	227	6,102	(2,788)
Unrealized gains (losses) on derivatives designated as cash flow hedge	(957)	354	83
Other comprehensive income (loss), net of tax	(730)	6,456	(2,705)
Comprehensive loss	(11,955)	(34,003)	(80,326)
Less: Comprehensive loss attributable to non-controlling interests	(261)	(478)	(402)
Comprehensive loss attributable to Stratasys Ltd.	$(11,694)	$(33,525)	$(79,924)

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
(in thousands)

Years Ended December 31, 2018, 2017, and 2016

				Retained	Accumulated
	Ordinary Shares		Additional	Earnings	Other	Equity
	Number of		Paid-In	(accumulated	Comprehensive	attributable to	Non-controlling	Total
	shares	Par Value	Capital	deficit)	Loss	Stratasys Ltd.	Interests	Equity
Balances, January 1, 2016	52,082	141	2,605,957	(1,406,706)	(10,774)	1,188,618	183	1,188,801
Issuance of shares in connection with stock-based compensation plans	301	1	1,185	-	-	1,186	-	1,186
Stock-based compensation	-	-	20,773	-	-	20,773	-	20,773
Issuance of shares for settlements of obligations in connection with acquisitions and other related items	256	*	5,214	-	-	5,214	-	5,214
Comprehensive loss	-	-	-	(77,219)	(2,705)	(79,924)	(52)	(79,976)
Balance as of December 31, 2016	52,639	142	2,633,129	(1,483,925)	(13,479)	1,135,867	131	1,135,998
Issuance of shares in connection with stock-based compensation plans	743	2	6,557	-	-	6,559		6,559
Stock-based compensation	-	-	17,722	-	-	17,722		17,722
Issuance of shares for settlements of obligations in connection with acquisitions and other related items	249	1	5,866	-	-	5,867		5,867
Divestment of non-controlling interests							(30)	(30)
Comprehensive loss	-	-	-	(39,981)	6,456	(33,525)	(84)	(33,609)
Balance as of December 31, 2017	53,631	145	2,663,274	(1,523,906)	(7,023)	1,132,490	17	1,132,507
Cumulative effect of changes in accounting principles	-	-	-	3,544	-	3,544	-	3,544
Issuance of shares in connection with stock-based compensation plans	250	1	3,023	-	-	3,024	-	3,024
Stock-based compensation	-	-	15,686	-	-	15,686	-	15,686
Purchase of redeemable non-controlling interests			(935)	-	-	(935)	-	(935)
Divestment of non-controlling interests	-	-	-	-	-	-	26	26
Comprehensive loss	-	-	-	(10,964)	(730)	(11,694)	(43)	(11,737)
Balance as of December 31, 2018	53,881	$146	$2,681,048	$(1,531,326)	$(7,753)	$1,142,115	$-	$1,142,115

* Represents an amount less than 0.5 thousand

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2018	2017	2016
Cash flows from operating activities
Net loss	$(11,225)	$(40,459)	$(77,621)
Adjustments to reconcile net loss to net cash provided by operating activities:
Impairment of other long-lived assets	7,260	6,759	24,924
Depreciation and amortization	61,250	66,635	92,877
Stock-based compensation	15,686	17,722	20,773
Foreign currency transaction loss (gain)	5,140	(10,429)	2,147
Deferred income taxes	(3,956)	(2,549)	(10,378)
Non-cash loss (gain) from divestitures	(7,908)	788	-
Share in (profits) losses of associated companies	(1,724)	1,710	708
Other non-cash items	582	2,400	(359)

Change in cash attributable to changes in operating assets and liabilities, net of the impact of acquisitions or divestitures:
Accounts receivable, net	(8,884)	(7,581)	2,009
Inventories	(16,124)	2,174	642
Net investment in sales-type leases	7,437	12,196	5,646
Other current assets and prepaid expenses	446	1,100	335
Other non-current assets	(1,280)	(802)	933
Accounts payable	6,882	(1,206)	1,969
Other current liabilities	9,183	(1,114)	(6,330)
Deferred revenues	6,203	3,421	3,380
Other non-current liabilities	(5,256)	10,954	259
Net cash provided by operating activities	63,712	61,719	61,914

Cash flows from investing activities
Purchase of property and equipment	(23,361)	(22,308)	(45,125)
Net proceeds from divestitures of subsidiaries and associated companies	41,168	-	-
Investment in unconsolidated entities	(13,015)	(3,568)	(23,064)
Proceeds from sale of plant and property	4,105	-	-
Purchase of intangible assets	(1,449)	(1,540)	(2,002)
Proceeds from maturities of bank deposits	-	-	67,571
Investment in bank deposits	-	-	(67,000)
Other investing activities	(304)	(361)	(457)
Net cash provided by (used in) investing activities	7,144	(27,777)	(70,077)

Cash flows from financing activities
Proceeds from long-term debt	-	10,000	26,000
Repayment of long-term debt	(5,143)	(3,714)	-
Payment of obligations in connection with acquisitions	-	(1,476)	(1,386)
Acquisition of redeemable non-controlling interests	(1,500)	-	-
Proceeds from exercise of stock options	3,692	5,888	1,185
Net cash provided by (used in) financing activities	(2,951)	10,698	25,799

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,530)	4,096	(1,053)

Net change in cash, cash equivalents and restricted cash	64,375	48,736	16,583
Cash, cash equivalents and restricted cash, beginning of year	329,359	280,623	264,040

Cash, cash equivalents and restricted cash, end of year	$393,734	$329,359	$280,623

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2018	2017	2016
Supplemental disclosure of cash flow information
Cash paid for income taxes, net of tax refunds	$5,682	$1,247	$5,278
Cash paid for interest	1,675	1,140	-
Transfer of inventory to fixed assets	3,702	4,844	5,085
Transfer of fixed assets to inventory	451	1,188	1,068

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies

a. Nature of Operations

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a global provider of applied additive technology solutions for a broad range of industries. The Company focuses on customers’ business requirements and seeks to create new value for its customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. The Company operates a 3D printing ecosystem of solutions and expertise, comprised of: 3D printers ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”) based on precise fused deposition modeling (“FDM”) and PolyJet technologies; advanced materials for the use with its 3D printers; software with voxel level control; application-based services; on-demand parts; and key partnerships.

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

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Stratasys Ltd., and its subsidiaries. All intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

Functional Currency and Foreign Currency Transactions

A major part of the Company’s operations is carried out by Stratasys Ltd. in Israel and its subsidiaries in the United States. The functional currency of these entities is the U.S. dollar (“dollar” or “$”). The functional currency of other subsidiaries is generally their local currency. The financial statements of those subsidiaries are included in the consolidated financial statements, based on translation into U.S. dollars. Assets and liabilities accounts are translated at year-end exchange rates, while revenues and expenses accounts are translated at monthly average exchange rates during the year. The remeasurement adjustments of foreign currencies translation are included in the Company’s shareholders’ equity as a component of accumulated other comprehensive loss in the accompanying consolidated financial statements. Gains and losses arising from foreign currency remeasurements of monetary balances denominated in non-functional currencies are reflected in financial income, net in the consolidated statements of operations and comprehensive loss.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates using assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to revenue recognition, inventories measurement, long-lived assets, goodwill, uncertain tax positions and contingent liabilities.

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

Accounts Receivable and Net Investment in Sales-Type Leases

Accounts receivable and net investment in sales-type leases are presented in the Company’s consolidated balance sheets net of allowance for doubtful accounts. The Company carries its investment in sales-type leases based on discounting the minimum lease payments by the interest rate implicit in the lease and less an allowance for doubtful accounts.

On a periodic basis, the Company evaluates the collectability of its accounts receivable and its investment in sales-type leases and establishes an allowance for doubtful accounts based on past write-offs and collections, current credit conditions, the age of the balances and economic factors that may affect a customer’s ability to pay. The Company evaluates a number of factors to assess collectability, including an evaluation of the creditworthiness of the specific customer, past due amounts, payment history, and current economic conditions.

Allowance for doubtful accounts due to the Company’s accounts receivable amounted to $1,110 thousand and $1,160 thousand as of December 31, 2018 and 2017, respectively. Allowance for doubtful accounts due to the Company’s investment in sales-type leases amounted to $1,689 thousand and $1,575 thousand as of December 31, 2018 and 2017, respectively. Changes in the allowance for doubtful accounts are recognized in selling, general and administrative expenses. Accounts receivable are written-off against the allowance for doubtful accounts when management deems the accounts are no longer collectible.

Derivative Instruments and Hedge Accounting

The Company conducts its operations globally and may be exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. As part of the Company’s risk management strategy, the Company enters into transactions involving foreign currency exchange derivative financial instruments. For its non-hedging transactions, the Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures. The Company does not enter into derivative transactions for trading purposes.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For each hedging instrument that hedges the exposure to variability in expected future cash flows and that is designated and effective as a cash flow hedge, the effective portion of the unrealized gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive loss in the Company’s shareholders’ equity and is reclassified into earnings in the same period and in the same line item in which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized in financial income, net. The cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of cash flows from the underlying hedged items that these derivatives are hedging.

For non-hedging instruments, the Company records the changes in fair value of derivative instruments in financial income, net in the consolidated statements of operations and comprehensive loss. The cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of cash flows from the underlying hedged items that these derivatives are hedging. Refer to Note 12 for further information regarding the Company’s derivative and hedging activities.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined mainly using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory costs consist of materials, direct labor and overhead. Net realizable value is determined based on estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company periodically assesses inventory for obsolescence and excess balances and reduces the carrying value by an amount equal to the difference between its cost and the net realizable value. The net realizable value is primarily estimated based on future demand forecasts, as well as, historical sales trends, product life cycle status and product development plans. The Company provided inventory write-downs for obsolescence and excess inventories in amounts of $8.6 million and $6.3 million as of December 31, 2018 and 2017, respectively.

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

Other non-marketable equity securities without readily determinable fair value in which the Company does not have a controlling interest or significant influence are recorded at their original cost and adjusted for observable price changes for identical or similar instruments less any impairment. These equity securities are presented as other non-current assets in the Company’s consolidated balance sheets.

The Company reviews its unconsolidated non-marketable equity investments for potential impairment or other adjustments, which generally involves an analysis of the facts and changes in circumstances influencing the investments. There was no impairment of unconsolidated non-marketable equity investments during the years ended December 31, 2018, 2017 and 2016.

Property, Plant and Equipment, net

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is computed primarily over the following periods:

Useful Life
in Years
Buildings	25 - 40
Machinery and equipment	5 - 10
Buildings improvements	5 - 10
Computer equipment and software	3 - 5
Office equipment, furniture and fixtures	5 - 14

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

Other Intangible Assets, net

Intangible assets and their useful lives are as follows:

Weighted Average
Useful Life (in Years)
Developed technology	6
Patents	10
Trade names	9
Customer relationships	7

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of acquired developed technology is recorded in cost of sales. Amortization of trade names, customer relationships and patents are recorded under selling, general and administrative expenses.

For definite life intangible assets, the Company reviews the carrying amounts for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the Company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. The Company then compares the carrying amounts of the asset or assets groups with their respective estimated undiscounted future cash flows. If the definite life intangible asset or assets group are determined to be impaired, an impairment charge is recorded at the amount by which the carrying amount of the asset or assets group exceeds their fair value. Fair value is determined by using an applicable discounted cash flow model. In addition, the remaining amortization period for the impaired asset would be reassessed and, if necessary, revised. During the years ended December 31, 2018, 2017 and 2016, the Company recorded impairment charges of $2.2, $2.2 million and $16.9 million, respectively, related to its definite life intangible assets. Refer to Note 8 for further information.

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the business combination date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually in the fourth quarter at the reporting unit level, or whenever events or circumstances present an indication of potential impairment which requires an interim goodwill impairment analysis. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company allocates goodwill to its reporting units based on the reporting unit expected to benefit from the business combination.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Commencing 2017, the Company has early adopted a new guidance which simplifies the test for goodwill impairment. Under the new guidance, the Company performs its quantitative goodwill impairment test by comparing the fair value of its reporting unit with its carrying value. If the reporting unit’s carrying value is determined to be greater than its fair value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit's fair value. If the fair value of the reporting unit is determined to be greater than its carrying amount, the applicable goodwill is not impaired and no further testing is required.

The evaluation of goodwill impairment requires the Company to make assumptions about future cash flows of the reporting unit being evaluated that include, among others, growth in revenues, margins realized, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. Refer to Note 7 for further information.

Retirement Plans and Employee Rights Upon Termination

Under Israeli law, the Company is required to pay a severance payment to its employees in Israel upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company makes ongoing deposits into its Israeli employee pension plans to fund their severance liabilities. For its employees who are employed under the Section 14 of the Severance Pay Law, 1963 ("Section 14"), the Company makes deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee's rights upon termination. In addition, the related obligations and amounts deposited on behalf of the applicable employees for such obligations are not presented on the Company's consolidated balance sheets, as the amounts funded are not under the control and management of the Company and the Company is legally released from the obligation to pay any severance payments to the employees once the required deposit amounts have been paid.

Severance pay liabilities with respect to for the Company's employees in Israel who are not subject to Section 14, as well as employees who have special contractual arrangements, are provided for in the Company’s consolidated financial statements based on the length of time that they work for the Israeli entity and their latest monthly salary. The Company’s liabilities for those Israeli employees, in the amounts of $4.0 million and $3.9 million as of December 31, 2018 and 2017, respectively, are presented as other non-current liabilities in the Company’s consolidated balance sheets. These liabilities are recorded as if it was payable at each balance sheet date. These liabilities are partially funded by the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the Company’s consolidated balance sheets under other non-current assets. As of December 31, 2018 and 2017, the Company had $3.1 million and $3.0 million, respectively, deposited in these insurance policies and pension funds. These policies are the Company’s assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited.

In addition, the Company has liabilities for severance payments to its employees in other jurisdictions in accordance with local laws and practices of the countries in which they are employed.

Severance expenses for the years ended December 31, 2018, 2017 and 2016 were $4.1 million, $3.1 million and $3.0 million, respectively.

For its employees in the United States, the Company has a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) that covers eligible U.S. employees as defined in the Plan. Participants may elect to contribute both pre-tax or after-tax (“Roth”) up to 50% of annual taxable compensation, as defined by the Plan, up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal 4% of the participant’s annual compensation. For the years ended December 31, 2018, 2017 and 2016 the Company made 401(k) Plan contributions of approximately $3.2 million, $3.7 million and $3.8 million respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Revenue Recognition

Effective January 1, 2018, the Company adopted the new accounting standard related to the recognition of revenue in contracts with customers using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Accordingly, results for reporting periods beginning after January 1, 2018 are presented under the new accounting standard, while prior period amounts have not been adjusted and continue to be reported in accordance with the previous revenue recognition guidance. The impacts to adjust the results for 2018 to the previous revenue recognition standard were not material. The adoption of the new revenue recognition standard, resulting in an increase of $1.4 million in retained earnings with a corresponding effect on other non-current assets for the cumulative-effect adjustments recorded due to the deferral and amortization of incremental costs incurred to obtain a contract as of the date of adoption.

The Company derives revenues from sales of additive manufacturing systems, consumables and services. The Company sells its products directly through its sales force and independent sales agents and indirectly through authorized resellers.

The Company determines revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer
●	Identification of the performance obligations in the contract
●	Determination of the transaction price
●	Allocation of the transaction price to the performance obligations in the contract
●	Recognition of revenue when, or as, the Company satisfies a performance obligation

Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods or providing services to the end customer or to the reseller. The amount of consideration is primarily at fixed price at the contract inception. Consideration from Shipping and handling are recorded on a gross basis within product revenue. Revenues are recorded net of any taxes assessed by various government entities, such as sales and value-added taxes which are subsequently remitted to governmental authorities.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue from products, which consist of systems and consumables, is recognized when the customer has obtained control of the goods, generally at a point in time upon shipment or once delivery and risk of loss has transferred to the customer. The Company recognizes revenue on sales to resellers when the reseller has economic substance apart from the Company and the reseller is considered the principal for the transaction with the end-user customer. Service revenue derives from service type warranty and from the Company’s direct manufacturing parts services. Revenue from service type warranty under a contract is recognized ratably on a straight-line basis over the time of the service, as control is transferred over time or as services are performed if not under contract. For direct manufacturing parts, control is transferred usually at a point in time, upon shipment of the parts.

The Company enters into contracts with customers that can include various combinations of products and services which are distinct and accounted for as separate performance obligations. Products or services that are promised to a customer can be considered distinct if both of the following criteria are met: (i) the customer can benefit from the products or services either on its own or together with other readily available resources, and (ii) the Company’s promise to transfer the products or services to the customer is separately identifiable from other promises in the contract.

The transaction price is allocated to each distinct performance obligations on a relative standalone selling price (“SSP”) basis and revenue is recognized for each performance obligation when control has passed. In most cases, the Company is able to establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on the Company’s best estimates of the price at which the Company would have sold the product regularly on a stand-alone basis. The Company reassesses the SSP on a periodic basis or when facts and circumstances change.

In assessing collectability as part of the revenue recognition process, the Company considers a number of factors in the evaluation of the creditworthiness of the customer, including past due amounts, payment history and financial condition. In some cases where collectability is not assured, payment terms are set partially or entirely as prepayment or customers may be required to furnish letters of credit.

See Note 3 for additional information related to disaggregation of revenue and other.

Shipping and handling costs

Shipping and handling costs are classified as products cost of revenues.

Advertising

Advertising costs are expensed as incurred and were approximately $15.9 million, $14.2 million and $19.4 million, for the years ended December 31, 2018, 2017 and 2016, respectively.

Research and Development Costs

Research and development costs consist primarily of employee compensation expenses, materials, laboratory supplies, costs for related software and costs for facilities and equipment. Expenditures for research and development are expensed as incurred. Government reimbursements and other participations for development of approved projects are recognized as a reduction of expenses as the related costs are incurred. The Company is not required to pay royalties on sales of products developed using its government funding.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred taxes have not been provided on the following items:

1)	Taxes that would apply in the event of disposal of investments in first-tier foreign subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.

2)	Dividends distributable from the income of foreign companies as the Company does not expect these companies to distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes at a rate of up to 23% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

3)	Amounts of tax-exempt income generated from the Company’s current Approved and Beneficiary Enterprises (see note 9c), as the Company intends to permanently reinvest these profits and does not intend to distribute dividends from such income. If these dividends were to be paid, the Company would have to pay additional taxes at a rate up to 10% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

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

Stock-Based Compensation

The Company measures and recognizes compensation expense for its equity classified stock-based awards, including stock-based option awards, restricted stock units (“RSUs”) and performance stock units ("PSUs") under the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) based on estimated fair values on the grant date.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Each of the above factors requires the Company to use judgment and make estimates in determining the percentages and time periods used for the calculation. If the Company were to use different percentages or time periods, the fair value of stock-based option awards could be different. The fair values of the Company's RSUs and PSUs are measured based on the fair value of the Company’s ordinary shares on the date of grant.

The Company recognizes compensation expenses for its stock-based option awards and RSUs on a straight-line basis over the requisite service period (primarily a four-year period). The Company recognizes compensation expenses for its PSUs based on the probability that the performance metrics will be achieved over the vesting period. At each reporting period the Company evaluates the probability that its PSUs will be earned and adjust its previously recognized compensation expense as necessary. If the achievement of the respective performance metrics is not probable or the respective performance are not met the Company reverses its previously recognized compensation expense.

Effective January 1, 2017, the Company adopted an ASU which simplifies certain aspects of the accounting for share-based payments, including, among other items, accounting for income taxes and allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur, rather than to account for them based on an estimate of expected forfeitures. The total cumulative-effect adjustment to retained earnings as of January 1, 2017 was immaterial. Prior periods have not been restated.

Restructuring

The Company may incur restructuring charges in connection with certain initiatives designed to adjust the Company's cost and operating structure, improve efficiencies across the Company and to better align with the Company’s long-term strategy and overall market conditions. Restructuring charges include employee severance and associated termination costs related to the reduction of workforce, costs related to facilities closures, impairment charges of the respective long-lived assets and contract termination costs. Restructuring charges for employees’ termination costs are recognized when the required actions to execute the restructuring initiative were performed and the initiatives are probable and costs are estimable. Restructuring charges for facilities and contract terminations are recognized when the Company ceased using the rights conveyed by the contract. Significant judgments and estimates are involved in estimating the impact of restructuring plans on the Company’s consolidated financial statements. Actual results may differ from these estimates.

Earnings per Share

Basic earnings per share is computed by dividing net income (loss) attributable to ordinary shareholders of Stratasys Ltd., including adjustment of redeemable non-controlling interest to its redemption amount, by the weighted average number of ordinary shares (including fully vested RSUs and PSUs) outstanding for the reporting periods.

In computing the Company’s diluted earnings per share for 2016, the numerator used in the basic earnings per share computation was adjusted for the dilutive effect of the Company’s deferred payments liability revaluation to its fair value, as it would have been settled in shares that would result from the assumed issuance of potential ordinary shares.

The denominator for diluted earnings per share is a computation of the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Potential dilutive shares outstanding include the dilutive effect of in-the-money options and unvested RSUs using the treasury stock method. PSUs are considered contingently issuable shares for diluted earnings per share purposes and the dilutive impact, if any, is not included in the weighted average shares until the performance conditions are met.

The computation of the Company’s denominator for diluted earnings per share for 2016 also included the potential dilutive shares resulting from presumed share settlement of the Company’s deferred payments liability and other retention settlements in connection with certain prior acquisitions.

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

Recently issued accounting pronouncements

Accounting Pronouncements Adopted in 2018

In February 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) which applies to the derecognition of nonfinancial assets and in substance nonfinancial assets to noncustomers, including partial sales, unless other specific guidance applies. The new ASU does not apply to the derecognition of businesses or financial assets, or to contracts with customers. According to the new ASU, when an entity transfers its controlling interest in a nonfinancial asset, but retains a non-controlling ownership interest in the respective nonfinancial asset, the entity will measure the retained interest at fair value. This will result in gain or loss recognition upon the sale of a controlling interest in a nonfinancial asset. As a result of these changes, the same accounting treatment will be applied to a transfer of a nonfinancial asset in exchange for the non-controlling ownership interest in another entity or other consideration. Previous guidance generally prohibited gain recognition on the retained interest. The Company adopted this guidance on January 1, 2018, which did not impact its consolidated financial position or net income for the current period.

In November 2016, the FASB issued an ASU which requires entities to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted this guidance in the first quarter of 2018 utilizing the retrospective transition method. As a result of the adoption of this ASU the Company adjusted the consolidated statement of cash flows for 2017 and 2016.

In October 2016, the FASB issued an ASU which eliminates the exception for an intra-entity transfer of an asset other than inventory. This ASU requires that the income tax consequences of an intra-entity asset transfer other than inventory are recognized at the time of the transfer, rather than when the transferred asset is sold to a third party or otherwise recovered through use. The Company adopted this guidance on January 1, 2018, utilizing the modified retrospective method, resulting in an increase of $2.1 million in retained earnings with a corresponding effect on deferred taxes balances for the cumulative-effect adjustments as of the date of adoption.

In January 2016, the FASB issued an ASU which effects changes to the current measurement model that primarily affect all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting), financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. Under the new ASU, equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) with readily determinable fair values will generally be measured at fair value through earnings. Equity investments that do not have readily determinable fair values may be measured at fair value or at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or a similar investment of the same issuer. The Company adopted this guidance on January 1, 2018, which has not impacted its consolidated financial position or results of operations for the current period. For further details, please refer to Non-Marketable Equity Investments above.

In May 2014, the FASB issued a new comprehensive revenue recognition guidance on revenue from contracts with customers, as well as certain related amendments (“the Standard”), which superseded the previous revenue recognition guidance. The Company adopted the Standard using the modified retrospective approach on January 1, 2018 using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. For further details, please refer to Revenue Recognition above.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2018, the FASB issued an ASU which substantially aligns the measurement and classification guidance for share-based payments to non-employees with the guidance for share-based payments to employees. The ASU also clarifies that any share-based payment issued to a customer should be evaluated the new revenue recognition standard. The new The ASU requires a modified retrospective transition approach. The guidance is effective for the interim and annual periods beginning after December 15, 2018. The Company expects to adopt this guidance effective January 1, 2019 and do not expect it to have a material impact on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2017, the FASB issued an ASU which simplifies the designation and measurement requirements of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. The ASU also eases certain hedge effectiveness assessment requirements, expands the eligibility of hedging strategies that may qualify for hedge accounting and modifies certain presentation and disclosure requirements. The new guidance is effective for fiscal year beginning after December 15, 2018, including interim periods within those fiscal years. The Company expects to adopt this guidance effective January 1, 2019 and do not expect it to have a material impact on its consolidated financial statements.

In June 2016, the FASB issued an ASU which supersede the existing impairment model for most financial assets to a current expected credit loss model. The new guidance requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. The ASU also requires that credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses. The new guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of the new guidance on its consolidated financial statements.

In February 2016, the FASB issued an ASU which supersedes the current lease accounting guidance ("the new lease accounting guidance"). Under the new lease accounting guidance, lessees will be required to recognize a right-of-use asset and a lease liability for all leases, other than leases that meet the definition of a short-term lease. The liability and the right-of-use asset arising from the lease will be measured as the present value of the lease payments. In addition, enhanced disclosures will also be required to give financial statement users the ability to assess the amount, timing and uncertainty of cash flows arising from leases and to increase transparency and comparability among companies. Since February 2016 to December 2018, the FASB issued several amendments the new lease accounting guidance to provide further clarifications, practical expedients as well as implementation and transition guidance. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, using a modified retrospective transition approach. Early adoption was permitted. The Company has applied certain practical expedients, including to apply the new lease accounting guidance on the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption rather than in the earliest period presented, without adjusting the comparative periods. In addition, the Company expect to elect practical expedients which allow the Company to carryforward its historical lease classification, its assessment on whether a contract contains a lease and its initial direct costs for any leases that exist prior to adoption of the new lease accounting guidance, as well as the use of hindsight in determining its lease terms.

The Company has performed a comprehensive assessment of the impact of the adoption of new lease accounting guidance, including reviewing its existing lease contracts, implementing a designated IT solution, assessing the impact to its business processes and implementation of internal controls over financial reporting and related disclosure requirements. As of the adoption date, the Company expects to recognize a right-of-use assets and corresponding lease liabilities of ranging from $24 million to $28 million, with no material impact to its Consolidated Statements of Operations and Comprehensive Loss.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Divestments and Investments

LPW Technology Divestment

On October 22, 2018, the Company sold its minority equity interests (approximately 40%) in LPW Technology for total consideration of $33.6 million, of which $30.3 million was paid upon closing. The Company recognized a net gain of $13.5 million which was recorded in the consolidated Statements of Operations and Comprehensive Loss under share in profits (losses) of associated companies. The following table presents the summarized financial data of LPW:

Summarized Financial Statements Data
	October 22, 2018	December 31, 2017
	(U.S. $ in thousands)
Current assets	$10,682	$18,512
Non-current assets	16,571	6,257
Total assets	$27,253	$24,769

Current liabilities	$7,600	$5,751
Non-current liabilities	4,930	1,401
Total liabilities	$12,530	$7,152

The net loss of LPW for the respective periods in which the Company accounted for its investment in LPW under the equity method of accounting -- during 2018, 2017 and 2016 -- was $4.6 million, $1.8 million and $0.5 million, respectively.

Solidscape Divestment

During the third quarter of 2018, the Company sold Solidscape, a wholly-owned subsidiary focused on SCP, ink-jetting technology to produce wax-like patterns for lost-wax casting. As a result of this divestiture, the Company recognized a gain of $7.0 million, net of transaction costs in the consolidated Statements of Operations and Comprehensive Loss under selling, general and administrative expenses.

Investment in Evolve

During 2018, the Company, jointly with certain employees and one of the Company's board members formed an entity for one of its research and development projects (“Evolve“), which received subsequent investments from certain additional strategic investors. The Company does not consolidate the results of operations of Evolve, commencing March 2018. As a result of this transaction, the Company recorded a $1.6 million loss included in its operating expenses. In addition, since Evolve is not considered a business, the Company recorded a $5.0 million loss related to the write-off of Evolve's in-process research and development project, which is included in share in profits (losses) of associated companies, in its consolidated financial statements for the year ended December 31, 2018.

During 2018, the Company invested $5.2 million in two entities which are accounted for under the equity method of accounting. The following table presents the summarized financial data of the Company's unconsolidated affiliates as of December 31, 2018, in which it utilized the equity method of accounting:

December 31, 2018
(U.S. $ in thousands)
Summarized Financial Statements Data
Current assets	$30,182
Non-current assets	5,337
Total assets	35,519

Current liabilities	3,434
Non-current liabilities	28
Total liabilities	3,462

Net income (loss) for the year ended	$(11,306)

*The Company's unconsolidated affiliates did not recognize any revenues for the year ended December 31, 2018.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Revenues

Disaggregation of Revenues

The following table present the Company’s revenues disaggregated by geographical region (based on the Company's customers location) and revenue type for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
	(U.S. $ in thousands)
Americas
Products	$251,589	263,212	$257,547
Service	158,152	150,114	153,989
Total Americas	409,741	413,326	411,536

EMEA
Products	119,151	123,616	117,074
Service	28,011	24,663	20,850
Total EMEA	147,162	148,279	137,924

Asia Pacific
Products	85,764	87,458	104,410
Service	20,570	19,299	18,588
Total Asia Pacific	106,334	106,757	122,998

Total Revenues	$663,237	$668,362	$672,458

The following table present the Company’s revenues disaggregated based on the timing of revenue recognize for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
Revenues recognized in point in time from:
Products	$456,504	$474,286	$479,031
Services	130,973	120,531	120,603
Total revenues recognized in point in time	587,477	594,817	599,634

Revenues recognized over time from:
Services	75,760	73,545	72,824
Total revenues recognized over time	75,760	73,545	72,824

Total Revenues	$663,237	$668,362	$672,458

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contract Assets and Contract Liabilities

Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of December 31, 2018.

Contract liabilities include advance payments and billings in excess of revenue recognized, which are primarily related to advanced billings for service type warranty. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of December 31, 2018 and 2017 were as follows:

	December 31,	December 31,
	2018	2017
	U.S. $ in thousands
Deferred revenue*	72,387	68,108

*Includes $18.4 million and $15.2 million under long term deferred revenue in the Company's consolidated balance sheets as of December 31, 2018 and December 31, 2017, respectively.

Revenue recognized in 2018 that was included in deferred revenue balance as of January 1, 2018 was $49.9 million.

Remaining Performance Obligations

Remaining Performance Obligations ("RPO") represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2018 the total RPO amounted to $93.9 million. The Company expects to recognize $75.4 million of this RPO during the next 12 months, $12.5 million recognized over the subsequent 12 months and the remainder recognized thereafter.

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. The Company determined the period of benefit by taking into consideration customer contracts including renewals, the technology and other factors. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. The Company recorded the cumulative effect of deferred commission as an adjustment to the opening balance of retained earnings in an amount of $1.4 million. As of December 31, 2018, the deferred commission amounted to $3.1 million.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Fair Value Measurement

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, on its consolidated balance sheets:

	December 31, 2018	December 31, 2017
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$374	$90
Foreign exchange forward contracts designated as hedging instruments	-	263

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(196)	(921)
Foreign exchange forward contracts designated as hedging instruments	(628)	-
	$(450)	$(568)

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

Note 5. Inventories

Inventories consisted of the following:

	December 31,	December 31,
	2018	2017
	(U.S. $ in thousands)
Finished goods	$61,391	$63,234
Work-in-process	2,616	2,271
Raw materials	59,517	50,212
	$123,524	$115,717

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

	December 31,	December 31,
	2018	2017
	(U.S. $ in thousands)
Machinery and equipment	$134,708	$133,656
Buildings and improvements	139,666	131,993
Computer equipment and software	49,991	48,237
Office equipment, furniture and fixtures	17,616	17,893
Land	19,111	19,234
	361,092	351,013
Accumulated depreciation	(173,437)	(155,147)
	187,655	195,866
Construction work in progress	495	4,085
	$188,150	$199,951

Depreciation expenses were $28.9 million, $31.6 million and $33.8 million in the years ended December 31, 2018, 2017 and 2016, respectively.

Note 7. Goodwill

Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2018 and 2017 were as follows:

	2018	2017
	(U.S. $ in millions)
Balance at January 1,	$387.1	$385.6
Currency translation adjustments and disposition	(1.3)	1.5
Balance at December 31,	$385.8	$387.1

Goodwill impairment assessment for the year ended December 31, 2018

The Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit and concluded that the fair value of Stratasys-Objet reporting unit exceeded its carrying amount by approximately 8%, with a carrying amount of goodwill assigned to this reporting unit in the amount of $386 million.

When evaluating the fair value of Stratasys-Objet reporting unit under the income approach, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.1% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 14.0% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Stratasys-Objet reporting unit's operations and the uncertainty inherent in the Company's internally developed forecasts.

In order to assess the reasonableness of its cash flow projections used for its goodwill impairment analysis, the Company compared the aggregate fair value of its reporting units to its market capitalization and calculated the implied control premium. The Company calculated its market capitalization using an average price of its shares, as it believes that it is more indicative to its fair value than using the December 31, 2018 price of its shares, due to the volatility in the stock markets during December 2018 and the subsequent significant positive correction. The Company believes that its fair value assessment is reasonably supported by its calculated market capitalization.

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of Stratasys-Objet reporting unit by approximately $48 million and $80 million, respectively.

Based on the Company’s assessment as of December 31, 2018, no goodwill was determined to be impaired.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Determining the fair value of the Stratasys-Objet reporting unit requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. The Company will continue to monitor the fair value of its Stratasys-Objet reporting unit to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, significant decline in the Company's share price, changes in management’s business strategy or downward changes of the Company's cash flows projections, warrant further interim impairment testing.

Goodwill impairment assessments for the year ended December 31, 2017 and 2016

During the fourth quarter of 2017, the Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit. Following its quantitative assessment, the Company concluded that the fair value of Stratasys-Objet reporting unit exceeded it carrying amount by approximately 7%, with a carrying amount of goodwill assigned to this reporting unit in the amount of $387 million.

During the fourth quarter of 2016, the Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit. Following its quantitative assessment, the Company concluded that the fair value of Stratasys-Objet reporting unit exceeded it carrying amount by approximately 5%, with a carrying amount of goodwill assigned to this reporting unit in the amount of $386 million.

Based on the Company’s assessment as of December 31, 2017 and 2016, no goodwill was determined to be impaired.

Note 8. Other Intangible Assets, Net

Other intangible assets consisted of the following:

	December 31, 2018			December 31, 2017
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$299,100	$(236,375)	$62,725	$304,601	$(220,420)	$84,181
Patents	10,127	(5,752)	4,375	19,708	(14,279)	5,429
Trademarks and trade names	26,212	(19,067)	7,145	27,248	(18,245)	9,003
Customer relationships	102,984	(70,353)	32,631	106,203	(63,435)	42,768
Capitalized software development costs	19,540	(19,142)	398	19,541	(18,800)	741
	$457,963	$(350,689)	$107,274	$477,301	$(335,179)	$142,122

Amortization expense

Amortization expense relating to intangible assets for the years ended December 31, 2018, 2017 and 2016, was approximately $32.4 million, $35.0 million and $59.0 million, respectively. The decrease in amortization expense in 2017 was primarily due to change in the estimated useful lives of certain intangibles assets, which reduced the Company's amortization expense by $20.5 million and resulted in a decrease of $18.3 million in the Company's net loss and a decrease of $0.35 in the Company's basic and diluted loss per share.

The decrease in the Company's other intangible assets carrying amount, net of impairment and the corresponding accumulated amortization, as of December 31, 2018 resulted from Solidscape divestment, which is described in Note 2.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018, estimated future amortization expense relating to definite life intangible assets for each of the next five years and thereafter were as follows:

Estimated amortization
expense
Year ending December 31,	(U.S. $ in thousands)
2019	$29,274
2020	28,934
2021	28,775
2022	7,791
2023	8,106
Thereafter	4,394
Total	$107,274

During 2018, 2017 and 2016, the Company recorded impairment charges of $2.2 million, $2.2 million and $17.9 million, respectively, related to certain of its intangible assets.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Income Taxes

a. Deferred Tax Assets and Liabilities

The components of the Company’s deferred tax assets and liabilities as of December 31, 2018 and 2017 were as follows:

	December 31,	December 31,
	2018	2017
	(U.S. $ in thousands)
Deferred tax assets
Tax losses carry forwards	$111,196	$114,107
Inventory related	2,603	2,584
Intangibles assets	23,434	23,143
Provision for employee related obligations	1,169	1,463
Stock-based compensation expense	5,565	4,887
Deferred revenue	2,547	2,036
Property, plant and equipment	1,171	924
Allowance for doubtful accounts	609	646
Foreign currency losses	364	421
Research and development credit carry forwards	13,520	11,288
Other items	2,033	1,383
Gross deferred tax assets	164,211	162,882
Valuation allowance	(152,659)	(152,062)
Total deferred tax assets	$11,552	$10,820

Deferred tax liabilities
Intangibles assets	$(9,140)	$(13,658)
Property, plant and equipment	(2,736)	(3,581)
Total deferred tax liabilities	$(11,876)	$(17,239)
Net deferred tax liabilities	$(324)	$(6,419)

The Company’s deferred tax assets and liabilities are classified in the consolidated balance sheets as follows:

	December 31,	December 31,
	2018	2017
	(U.S. $ in thousands)
Deferred tax assets (under "Other non-current assets")	$1,338	$650
Deferred tax liabilities	1,662	7,069
Net deferred tax liabilities	$(324)	$(6,419)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017 the Company had tax net operating losses carry-forward of approximately $479 million and $486 million, respectively, related to its U.S. subsidiaries. The tax net operating losses carry-forward resulted in deferred tax assets of approximately $112 million and $114 million, as of December 31, 2018 and 2017, respectively. As a result of losses incurred by its U.S. subsidiaries in the last few years, and since the near-term realization of these assets is uncertain, the Company provided a full valuation allowance for its deferred tax assets related to its U.S. subsidiaries that are not expected to be realized.

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

Included in the net deferred tax liability are net operating loss and credit carryovers of $128.7 million which expire in years ending from December 31, 2022 through December 31, 2038, with some losses expiring indefinitely, as discussed below.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was enacted into law. The new legislation represents fundamental and dramatic modifications to the U.S. tax system. The Act contained several key tax provisions that impacted the Company's U.S. subsidiaries, including the reduction of the maximum U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. Other significant changes under the Act included, among others, a one-time repatriation tax on accumulated foreign earnings, a limitation of net operating loss deduction to 80% of taxable income, and indefinite carryover of post-2017 net operating losses. The Act also repealed the corporate alternative minimum tax for tax years beginning after December 31, 2017. Losses generated prior to January 1, 2018 will still be subject to the 20-year carryforward limitation and the alternative minimum tax. Other impacts due to the Act included the repeal of the domestic manufacturing deduction, modification of taxation of controlled foreign corporations, a base erosion anti-abuse tax, modification of interest expense limitation rules, modification of limitation on deductibility of excessive executive compensation, and taxation of global intangible low-taxed income.

U.S. GAAP requires that the impact of tax legislation be recognized in the period in which the law was enacted. In 2017, the Company revalued its valuation allowance and deferred tax assets at the statutory 21% rate that is in effect in 2018 and forward. The provisional impact of this rate change was recorded in the fourth quarter of 2017 and there was a reduction of $65.6 million in the valuation allowance, offset by a reduction of $65.6 million in the deferred tax assets.

The Act introduced new intangible income rules, Global Intangible Low-Taxed Income (GILTI) and Foreign Derived Intangible Income (FDII). The Company has analyzed the impact of GILTI/FDII and determined that no impact can be recorded due to the U.S. subsidiaries’ net operating losses. Thus, the Company cannot elect to include these amounts in the measurement of its deferred taxes under U.S. GAAP.

The SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”) in 2017 which provided guidance on the accounting for the tax effects of the Act. In accordance with this guidance, any material adjustments recorded to the provisional amounts must be disclosed in a 2018 reporting period by the fourth quarter of 2018. The Company completed its assessment with no material adjustments made to the provisional amounts during 2018.

The Company believes that all future profits of its subsidiaries will be indefinitely reinvested or that there is no expectation to distribute any taxable dividends from these subsidiaries. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is estimated as an immaterial amount.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b. Provision for Income Taxes

Loss before income taxes for the years ended December 31, was as follows:

	2018	2017	2016
	(U.S. $ in thousands)
Domestic	$(17,848)	$(98)	$(11,783)
Foreign	9,634	(29,378)	(74,576)
	$(8,214)	$(29,476)	$(86,359)

The components of income taxes for the years ended December 31, were as follows:

	2018	2017	2016
	(U.S. $ in thousands)
Current
Domestic	$(722)	$10,574	$6,242
Foreign	9,414	1,248	(5,310)
	8,692	11,822	932

Deferred
Domestic	(3,169)	(4,497)	(9,851)
Foreign	(787)	1,948	(527)
	(3,956)	(2,549)	(10,378)
Total income taxes	$4,736	$9,273	$(9,446)

A reconciliation of the statutory income tax rate and the effective tax rate for the years ended December 31, is set forth below:

	2018	2017	2016
Statutory tax rate	23.0%	24.0%	25.0%
Approved and Beneficiary Enterprises benefits	16.0	15.7	7.0
US Tax Act enactment	-	(222.5)	-
Stock compensation expense	(24.0)	(5.3)	(2.4)
Tax contingencies	(38.4)	(30.8)	(4.7)
Non-deductible acquisition expenses	(2.3)	(0.6)	(0.2)
Earning taxed under foreign law	(21.6)	43.3	34.4
Valuation Allowance	6.4	144.4	(57.0)
Changes to the prior year’s tax assessment	(15.3)	(1.2)	7.9
Other	(1.4)	1.5	0.9
Effective income tax rate	(57.6)%	(31.5)%	10.9%

For the year ended December 31, 2018, the above rate reconciliation table reflects the impact of uncertain tax positions, tax audits and other tax return adjustments, offset by the geographic mix of foreign taxable income and loss.

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

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	2018	2017	2016
	(U.S. $ in thousands)
Balance at beginning of year	27,317	18,000	$13,930
Additions for tax positions related to the current year	12,321	8,777	4,039
Foreign currency impact	(2,000)	1,242	-
Adjustments for tax positions related tax settlements	(15,576)	(687)	129
Reduction of reserve for statute expirations	(18)	(15)	(98)
Balance at end of year	$22,044	$27,317	$18,000

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.

The Company’s accrual for estimated interest and penalties was $907 thousand as of December 31, 2018. The Company does not expect uncertain tax positions to change significantly over the next twelve months.

The Company is subject to income taxes in the U.S., various states, Israel and certain other foreign jurisdictions. The Company files income tax returns in various jurisdictions with varying statutes of limitations. Tax returns of Stratasys Inc. submitted in the United States through 2012 tax year are considered to be final following the completion of the Internal Revenue Service examination. Tax returns of Stratasys Ltd. submitted in Israel through the 2015 tax year are considered to be final following the completion of the Israeli Tax Authorities examination upon audit. The expiration of the statute of limitations related to the various other foreign and state income tax returns that the Company and its subsidiaries file vary by state and foreign jurisdiction.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c. Basis of taxation:

The enacted statutory tax rates applicable to the Company’s major subsidiaries outside of Israel are as follows:

Company incorporated in the U.S.—tax rate of approximately 21%.
Company incorporated in Germany—tax rate of approximately 29%.
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

Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Investment Law”)

Various industrial projects of the Company have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rate, which was 23% in 2018.

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

As of December 31, 2018, tax-exempt income of approximately $238.3 million is attributable to the Company’s various Approved and Beneficiary Enterprise programs. If such tax exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and taxes of approximately $23.8 million would be incurred as of December 31, 2018.

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

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Commitments and Contingencies

 a. Commitments

The Company leases certain of its facilities under non-cancellable operating leases, which expire through 2024.

Future minimum annual lease payments under all non-cancelable operating leases with an initial term in excess of one year as of December 31, 2018 are as follows:

Minimum future
operating lease payments
Year ending December 31,	(U.S. $ in thousands)
2019	$8,445
2020	6,440
2021	4,362
2022	3,265
2023	1,894
Thereafter	593
24,999

Rent expense for the years ended December 31, 2018, 2017 and 2016 was approximately $8.2 million, $10.0 million and $14.0 million, respectively.

Borrowing Agreement

In December 2016, the Company entered into a secured loan agreement with Bank Hapoalim Ltd., pursuant to which the Company borrowed $26 million initially (the "Bank Loan") and secured a credit line with similar terms for an additional $24 million (the "Credit Line"). The Bank Loan will mature in December 2023 and is payable in equal consecutive quarterly principal installments of principal and accrued interest. The repayment of the Bank Loan was secured by a first priority lien in the name of the lender on all of the Company's rights to its new headquarters property in Rehovot, Israel and it contains certain subjective acceleration clauses. The Bank Loan bears interest at the rate of LIBOR plus 3.35%. During December 2017, the Company borrowed $10 million under the Credit Line.

Future annual principal payments under the Company’s Bank Loan as of December 31, 2018 are as follows:

Loan principal amount
Year ending December 31,	(U.S. $ in thousands)
2019	$5,143
2020	5,143
2021	5,143
2022	5,143
2023	5,143
Thereafter	1,428
$27,143

b. Contingencies

Patent Law-Based Claim

On November 23, 2017, a former employee, whose employment had been terminated by the Company in 2008 and who had previously unsuccessfully filed a suit against the Company, brought an additional proceeding against the Company under Section 134 of the Israeli Patent Law seeking compensation and royalties for service inventions he invented while he served as an employee of the Company. In this new proceeding, the former employee claims to be entitled to receive royalties in an amount equal to: (a) 20% of the benefits, revenues and /or savings generated by the Company in the past and in the future, including the rise in the value of the Company, as determined in the merger with Stratasys Inc., which took place in December 2012; (b) 20% of the gross profit generated by the Company in the past and 9% of the gross profit produced and that will be produced by the Company; (c) 20% of the gross profit generated by the Company in the past and the relative share of the former Objet entity of the Company in the total gross profit produced and that will be produced by the Company; or (d) 20% of the value of the service inventions at issue. The former employee further sought an order of accounts. The Company rejects the claims that serve as a basis for the proceeding and is defending against them vigorously.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a significant adverse effect on the financial position or profitability of the Company.

Note 11. Equity

a. Share capital

The Company’s issued share capital is composed of ordinary shares NIS 0.01 par value per share. Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

The Company’s ordinary shares are traded in the United States on the Nasdaq Global Select Market under the ticker symbol “SSYS”. As of December 31, 2018 and 2017, there were 53,881 thousand ordinary shares and 53,631 thousand ordinary shares issued and outstanding, respectively. The increase in the outstanding and issued ordinary shares during 2018 was attributable to exercises of stock options and RSUs under the Company’s stock-based compensation plans.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b. Stock-based compensation plans

The Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective upon closing of the Stratasys-Objet merger, provides for the grant of options, restricted shares, RSUs, PSUs and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2012 plan, options, RSUs and PSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable and RSUs are vested over the requisite service period, which is normally a four-year period beginning on the grant date, subject to continued service to the Company. PSUs are vested only upon the achievement of certain pre-determined performance metrics. Once the performance metrics are met, vesting of PSUs is subject to continued service to the Company over the requisite service period, which is normally a two-year to four-year period. As of December 31, 2018, 1.7 million shares were available for future equity awards under the 2012 plan. On January 1, 2019, the reserve pool under the 2012 plan was increased by 0.2 million shares.

Stock options

A summary of the stock option activity for the year ended December 31, 2018 is as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of December 31, 2017	3,330,953	$31.53
Granted	135,000	21.63
Exercised	(152,628)	19.65
Forfeited	(761,582)	34.54
Options outstanding as of December 31, 2018	2,551,743	$30.82
Options exercisable as of December 31, 2018	1,556,519	$36.96

The following table summarizes information about stock options outstanding at December 31, 2018:

			Options Outstanding			Options Exercisable
			Outstanding	Weighted- Average		Exercisable
			options at	Remaining	Weighted- Average	options at	Weighted- Average
Range of			December 31,	Contractual	Exercise	December 31,	Exercise
Exercise Prices			2018	Life in Years	Price	2018	Price
$2.74	-	$19.59	34,810	8.93	$17.86	$22,309	$16.89
$19.66	-	$19.66	1,056,722	8.05	19.66	452,620	19.66
$19.96	-	$23.41	705,283	7.05	21.91	394,269	21.99
$24.66	-	$120.51	754,928	5.13	55.36	687,321	57.60
			2,551,743	6.92	$30.82	1,556,519	$36.96

Aggregate intrinsic value (U.S. $ in thousands)			$53			$53

As of December 31, 2018, the weighted-average remaining contractual life of exercisable options was 6.3 years. The total intrinsic value of options exercised during 2018, 2017 and 2016 was approximately $0.6 million, $7.2 million and $1.5 million, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2018, 2017 and 2016. The following assumptions were applied in determining the options’ fair value on their grant date:

	2018	2017	2016
Risk-free interest rate	2.9%-3.1%	1.8%-2.2%	1.1% - 1.5%
Expected option term (years)	5.3-5.5	5.1-6.0	5.2-6.0
Expected share price volatility	52.0%-52.2%	52.6%-54.0%	53.6%-56.1%
Dividend yield	-	-	-
Weighted average grant date fair value	$11.49	$11.10	$12.39

As of December 31, 2018, the Company had 1.0 million unvested options. As of December 31, 2018, the unrecognized compensation cost related to all unvested, equity-classified stock options of $10.2 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 1.9 years.

Restricted Stock Units and Performance Stock Units

A summary of the Company’s RSUs and PSUs activity for the year ended December 31, 2018 is as follows:

		Weighted Average
	Number of RSUs and PSUs	Grant Date Fair Value
Unvested as of December 31, 2017	302,163	$30.88
Granted	1,357,825	19.75
Vested	(97,591)	43.67
Forfeited	(139,510)	22.85
Unvested as of December 31, 2018	1,422,887	$20.17

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total vesting-date value of equity classified RSUs vested during 2018 was $2.1 million. As of December 31, 2018, the unrecognized compensation cost related to all unvested equity classified RSUs and PSUs of $22.7 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.6 years.

Stock-based compensation expense for stock options, RSUs and PSUs included in the Company’s Statements of Operations and Comprehensive Loss were allocated as follows:

	2018	2017	2016
		(U.S. $ in thousands)
Cost of sales	$1,474	$2,580	$2,780
Research and development, net	3,215	3,503	4,768
Selling, general and administrative	10,997	11,639	13,225
Total stock-based compensation expenses	$15,686	$17,722	$20,773

c. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive loss, net of taxes for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31, 2018
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
		U.S. $ in thousands
Balance as of January 1, 2018	$330	$(7,353)	$(7,023)
Other comprehensive loss before reclassifications	(1,814)	(2,691)	(4,505)
Amounts reclassified from accumulated other comprehensive loss	857	2,918	3,775
Other comprehensive income (loss)	(957)	227	(730)
Balance as of December 31, 2018	$(627)	$(7,126)	$(7,753)

	Year ended December 31, 2017
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
		U.S. $ in thousands
Balance as of January 1, 2017	$(24)	$(13,455)	$(13,479)
Other comprehensive loss before reclassifications	1,315	5,834	7,149
Amounts reclassified from accumulated other comprehensive loss	(961)	268	(693)
Other comprehensive income (loss)	354	6,102	6,456
Balance as of December 31, 2017	$330	$(7,353)	$(7,023)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2016
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
		U.S. $ in thousands
Balance as of January 1, 2016	$(107)	$(10,667)	$(10,774)
Other comprehensive loss before reclassifications	523	(2,788)	(2,265)
Amounts reclassified from accumulated other comprehensive loss	(440)	-	(440)
Other comprehensive income (loss)	83	(2,788)	(2,705)
Balance as of December 31, 2016	$(24)	$(13,455)	$(13,479)

Realized gains and losses on cash flow hedges were reclassified primarily to research and development, net and selling and general and administrative expenses. For the year ended December 31, 2018, foreign currency translation adjustments were reclassified primarily to share in profits (loss) of associated companies due to the divestment of LPW.

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

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		December 31,	December 31,	December 31,	December 31,
	Balance sheet location	2018	2017	2018	2017
		(U.S. $ in thousands)
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$374	$90	$34,695	$22,036
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	-	263	-	13,169
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(196)	(921)	54,425	65,668
Liability derivatives -Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	(628)	-	41,303	-

		$(450)	$(568)	$130,423	$100,873

As of December 31, 2018, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $89.1 million and were used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the “NIS”), Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, gain of $2.0 million and loss of $5.0 million were recognized under financial income, net for the years ended December 31, 2018 and 2017, respectively. Such gains and losses partially offset the revaluation losses of the balance sheet items, which are also recognized under financial income, net.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2018 and 2017, the Company had in effect foreign exchange forward contracts for the conversion of $41.3 million and $13.2 million, respectively, into NIS. These foreign exchange forward contracts were designated as cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss. These contracts mature through December, 2019.

Note 13. Entity-Wide Disclosure

Revenues by geographic area for the years ended December 31, 2018, 2017 and 2016 were as follows*:

	Year ended December 31,
	2018	2017	2016
	(U.S. $ in thousands)
Americas (primarily the United States)	$409,741	$413,326	$411,536
EMEA	147,162	148,279	137,924
Asia Pacific	106,334	106,757	122,998
	$663,237	$668,362	$672,458

*     Net sales are attributed to geographic areas based on the location of customer.

No single customer accounted for 10% or more of Company’s total net sales, or Company’s net accounts receivable, in any fiscal year presented.

Property, plant and equipment by geographical area were as follows:

	December 31,
	2018	2017
	(U.S. $ in thousands)
Americas (primarily the United States)	$63,714	$75,191
EMEA	$122,678	120,498
Asia Pacific	$1,758	4,262
	$188,150	$199,951

Property, plant and equipment that were located in Israel amounted to $105.3 million and $101.4 million for the years ended December 31, 2018 and 2017, respectively and are included under the EMEA region in the above table.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Earnings per Share

The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2018	2017	2016
	(In thousands, except per share amounts)
Numerator:
Net loss attributable to Stratasys Ltd.	$(10,964)	$(39,981)	$(77,219)
Adjustment of redeemable non-controlling interest to redemption amount	(935)	-	-
Net loss attributable to Stratasys Ltd. for basic loss per share	(11,899)	(39,981)	(77,219)

Adjustment of deferred payments liability revaluation	-	-	(830)
Net loss attributable to Stratasys Ltd. for diluted loss per share	(11,899)	(39,981)	(78,049)

Denominator:
Add:
Weighted average shares – denominator for basic net loss per share	53,751	52,959	52,330
Add:
Shares settlement presumed for deferred payments liability	-	-	252
Denominator for diluted loss per share	53,751	52,959	52,582
Net loss per share
Basic	$(0.22)	$(0.75)	$(1.48)
Diluted	$(0.22)	$(0.75)	$(1.48)

The computation of diluted net loss per share for the years ended December 31, 2018, 2017 and 2016 excluded share awards of 4.0 million, 3.8 million and 3.1 million, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Years ended December 31, 2018, 2017, and 2016 (U.S. $ in thousands):

COLUMN A	Column B	Column C - Additions		Column D - Deductions		Column E
	Balances at	Charged to				Balances
	beginning	costs and	Charged to	Charged to	Charged to	at end
Description	of period	expenses	other accounts	income	other accounts	of period
Reserve for bad debts and allowances
Year ended December 31, 2018	$2,735	$1,657	$-	$1,593	$-	$2,799
Year ended December 31, 2017	$1,687	$1,665	$-	$617	$-	$2,735
Year ended December 31, 2016	$1,357	$991	$-	$661	$-	$1,687
Valuation allowances on deferred tax assets
Year ended December 31, 2018	$152,062	$597	$-	$-	$-	$152,659
Year ended December 31, 2017	$201,376	$22,998	$-	$65,572	$6,740	$152,062
Year ended December 31, 2016	$152,115	$49,261	$-	$-	$-	$201,376

S-1

ITEM 19. EXHIBITS.

Please see the exhibit index incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

STRATASYS LTD.

/s/ Lilach Payorski
Lilach Payorski
Chief Financial Officer
March 7, 2019

EXHIBIT INDEX

Exhibit
Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd. (1)

1.2	Memorandum of Association of Stratasys Ltd. (2)

2.1	Specimen ordinary share certificate of Stratasys Ltd. (3)

4.1.1	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (4)

4.1.2	Amendment to Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (5)

4.2	Form of Indemnification Agreement by and between Stratasys Ltd. and each of its directors and executive officers (6)

4.3	OEM Purchase and License Agreement, effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and Ricoh Printing Systems America, Inc. (7)

4.4	Assignment, dated October 23, 1989, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for an apparatus and method for creating three-dimensional objects (8)

4.5	Assignment, dated June 5, 1992, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a modeling apparatus for three dimensional objects (8)

4.6	Assignment, dated June 1, 1994, from S. Scott Crump, James W. Comb, William R. Priedeman, Jr., and Robert Zinniel to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a process and apparatus of support removal for three-dimensional modeling (8)

4.7	Stratasys Ltd. Compensation Policy for Executive Officers and Directors (9)

8.1	Subsidiary List of Stratasys Ltd.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm

101	The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2018 and 2017; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2018, 2017 and 2016; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.
____________________

(1)	Incorporated by reference to Appendix A to the registrant’s proxy statement for its February 3, 2015 extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 6, 2015

(2)	Incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(3)	Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on August 6, 2012

(4)	Incorporated by reference to Exhibit 10.6 to Amendment No. 3 to the registrant’s registration statement on Form F-4, SEC File No. 333- 182025, filed with the SEC on August 6, 2012

(5)	Incorporated by reference to Proposal 3 of the registrant’s proxy statement for its February 2013 extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 28, 2013

(6)	Incorporated by reference to Exhibit 10.7 to the registrant’s registration statement on Form F-4, SEC File No. 333- 182025, filed with the SEC on June 8, 2012

(7)	Incorporated by reference to Exhibit 10.10 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012#

(8)	Incorporated by reference to Amendment No. 1 to Stratasys, Inc.’s registration statement on Form SB-2 (SEC File No. 333-99108) filed with the SEC on December 20, 1995

(9)	Incorporated by reference to Appendix A to the registrant’s proxy statement for its 2018 annual general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on August 8, 2018

# Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.