Form 20-F
period 2019-12-31
STRATASYS LTD.
filed 2020-02-26
CIK 1517396

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ........................................

Commission file number: 001-35751

STRATASYS LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or Organization)

c/o Stratasys, Inc. 9600 West 76th Street Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124

(Address of Principal Executive Offices)

S. Scott Crump, Chairman of Executive Committee

Tel: (952) 937-3000

E-mail: scott.crump@stratasys.com

7665 Commerce Way

Eden Prairie, Minnesota  55344

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.01 per share	SSYS	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

54,440,534 Ordinary Shares, NIS 0.01 nominal value, at December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging Growth Company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

•

the extent of growth of the 3D printing market generally;

•

the impact of shifts in prices or margins of the products that we sell or services we provide;

•

the impact of the mix of products and services that we sell;

•

the impact of competition and new technologies;

•

impairments of goodwill or other intangible assets in respect of companies that we acquire;

•

the extent of our success consummating acquisitions of, or investments in, new business, technologies, products or services

•

changes in our management and board of directors;

•

global market, political and economic conditions, and in the countries in which we operate in particular;

•

government regulations and approvals;

•

litigation and regulatory proceedings;

•

infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

•

the extent of our success at maintaining our liquidity and financing our operations and capital needs;

•

impact of tax regulations on our results of operations and financial condition; and

•

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

USE OF TRADE NAMES

Unless the context otherwise indicates or requires, “Stratasys,” “Objet,” “PolyJet,” “J750,” “J735,” “Vero,” “FDM,” “Fortus,” “F900,” “Fortus 900mc,” “Fortus 450mc,” “Fortus 380mc,” “F123 Series,” “F370,” “F270,” “F170,” “F120,” “V650,” “Antero,” “Diran,” “Stratasys Direct Manufacturing,” “SDM,” “GrabCAD,” “GrabCAD Print,” “GrabCAD Shop,” “GrabCAD Community,” “GrabCAD Workbench,” “MakerBot,” “Method,” “Method X,” “Blueprint,” “Thingiverse,” “Replicator,” “LPM,” “Digital Anatomy,” and all product names and trade names used by us in this annual report are our trademarks and service marks, which may be registered in certain jurisdictions. Although we have sometimes omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved. Furthermore, the Stratasys Signet design logo is our property. This annual report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

•

references to “Stratasys,” “our company,” “the Company,” “the combined company,” “the registrant,” “we,” “us,” and “our” refer to Stratasys Ltd. (formerly known as Objet Ltd.), and its consolidated subsidiaries;

•

references to “Objet” generally refer to Objet Ltd. and its consolidated subsidiaries prior to the effective time of the Stratasys, Inc.- Objet Ltd. merger on December 1, 2012. We may also use “Objet” to refer to the line of products previously sold by Objet Ltd. and the related current, ongoing operations that have continued following the Stratasys, Inc.-Objet Ltd. merger.

•

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

The following table sets forth our selected consolidated financial data. The below historical selected consolidated statement of operations data for the years 2019, 2018 and 2017, and the selected consolidated balance sheet data at December 31, 2019 and 2018, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The below selected consolidated statements of operations data for 2016 and 2015, and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015, have been derived from our previously reported audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements and accompanying notes and “Operating and Financial Review and Prospects” appearing in Item 5 of this annual report, and are qualified entirely by reference to such consolidated financial statements. Our historical results set forth herein are not necessarily indicative of our future results.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(U.S. $ in thousands, except per share data)
Statement of Operations Data:
Net sales	$636,080	$663,237	$668,362	$672,458	$695,995
Gross profit	313,692	325,224	322,777	317,306	102,172
Research and development expense, net	94,253	98,964	96,237	97,778	122,360
Selling, general and administrative expense	231,138	235,107	255,685	307,113	434,619
Goodwill impairment	—	—	—	—	942,408
Change in fair value of obligations in connection with acquisitions	—	—	1,378	(872)	(23,671)
Operating loss	(11,699)	(8,847)	(30,523)	(86,713)	(1,373,544)
Net loss	(11,079)	(11,225)	(40,459)	(77,621)	(1,373,511)
Net loss attributable to Stratasys Ltd.	(10,849)	(10,964)	(39,981)	(77,219)	(1,372,835)
Net loss per basic share attributable to Stratasys Ltd.	(0.20)	(0.22)	(0.75)	(1.48)	(26.64)
Weighted average basic shares outstanding	54,260	53,751	52,959	52,330	51,592
Net loss per diluted share attributable to Stratasys Ltd.	(0.20)	(0.22)	(0.75)	(1.48)	(26.64)
Weighted average diluted shares outstanding	54,260	53,751	52,959	52,582	51,592
Balance Sheet Data:
Working capital	499,153	508,390	451,614	388,428	374,346
Total assets	1,381,519	1,388,254	1,379,750	1,366,049	1,414,356
Equity	1,157,151	1,142,115	1,132,507	1,135,998	1,188,801

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

•

our responses to price competition;

•

long sales cycles;

•

unforeseen liabilities or difficulties in integrating our acquisitions or newly acquired businesses;

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

•

potential cyber attacks against, or other breaches to, our information technologies systems;

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

We sell a substantial portion of the consumables used in our systems. We attempt to protect against replication of our proprietary consumables through patents and trade secrets and provide that warranties on those systems may be invalid if customers use non-genuine consumables. Other companies have developed and sold, and may continue to develop and sell, consumables that are used with our systems, which may reduce our consumables sales and impair our overall revenues and profitability.

If our product mix shifts too far into lower margin products or our revenues mix shifts significantly towards our AM services business, our profitability could be reduced.

Sales of certain of our existing products have higher margins than others. For instance, our high-end systems and related consumables yield a greater gross margin than our entry-level systems. Sales of our entry-level systems may displace sales of our other systems. If sales of our entry-level desktop 3D printers have the effect of reducing sales of our higher margin products, or if for any other reason, our product mix shifts too far into lower margin products, and we are not able to sufficiently reduce the engineering, production and other costs associated with those products or substantially increase the sales of those products, our profitability could be reduced. A similar negative impact on our gross margins could result due to a significant shift towards revenues generated by our AM parts service business, Stratasys Direct Manufacturing, which are characterized by lower margins relative to our products.

The markets in which we participate (especially the lower-end market) are competitive. Our failure to compete successfully could cause our revenues and the demand for our products to decline.

We compete with a wide variety of producers of systems that create models, prototypes, other 3D objects and end-use parts as well as producers of materials and services for these systems, including both additive and subtractive manufacturing methodologies, such as metal extrusion, computer-controlled machining and manual modeling techniques. Our principal competition currently consists of other manufacturers of systems for prototype development and customized manufacturing processes, including 3D Systems, HP, Carbon, EOS and Markforged, and, with respect to our desktop 3D printers, a multitude of companies such as Markforged, Ultimaker, Formlabs and others. Competition with our desktop 3D printers and our other lower-end products has intensified and creates a challenging business environment. For our broadened AM parts and services business, our chief competitors consist of 3D Systems, Materialise, Protolabs and many other smaller service providers. We may face additional competition in the future from other new entrants into the marketplace, including companies that may have significantly greater resources than we have that may become new market entrants or may enter through acquisition or strategic or marketing partnerships with current competitors.

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

If additional goodwill or other intangible assets that we have recorded become impaired, we could have to take further significant charges against earnings

As of December 31, 2019, the carrying value of all of our goodwill and other intangible assets was approximately $473.0 million compared to a carrying value of $493.1 million as of December 31, 2018.

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

As part of our growth strategy, we expect to continue to regularly evaluate acquisitions or investments to expand our suite of products and services. Even if we are able to identify a suitable acquisition or investment, we may not be able to consummate any such transaction if we cannot reach an agreement on favorable terms or if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. If we proceed with a particular acquisition, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition, results of operations or liquidity. Acquisitions will also require us to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. In addition, we could also face unknown liabilities or write-offs due to our acquisitions, which could result in a significant charge to our earnings in the period in which they occur. We will also be required to record goodwill or other long-lived asset impairment charges (if any) in the periods in which they occur, which could result in a significant charge to our earnings in any such period. For further information on our quantitative assessment for goodwill impairment we performed in 2019, please see Note 7 and Note 8 to our consolidated financial statements included elsewhere in this annual report.

Our operations could suffer if we are unable to attract and retain key management or other key employees.

Our success depends upon the continued service and performance of our senior management and other key personnel. Our executive team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior executive team could delay or prevent the successful implementation of our strategy, or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time, as was the case at the start of June 2018, when our then chief executive officer, Ilan Levin, resigned effective immediately. Following that resignation, we relied upon a newly created oversight committee of our board of directors to help support the management of our company during a significant interim period, until a permanent successor— Mr. Yoav Zeif— was appointed, effective as of February 18, 2020. There will furthermore be an initial period of adaptation for our new chief executive officer during which he will need internal support and assistance from certain members of the board in transitioning into his roles and responsibilities within the company and with respect to the 3D printing industry. There is no assurance that if any senior executive leaves in the future, we will be able to rapidly replace him or her and transition smoothly towards his or her successor, without any adverse impact on our operations.

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

•

discontinuation of a product or certain materials on which we rely;

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

•

the possibility of an ongoing U.S.- China trade war may impact the cost of raw materials, finished products or components used in our products, and our ability to sell our products in China;

•

extended U.S. federal government shutdowns (resulting from the failure to pass budget appropriations or adopt continuing funding resolutions) may delay orders of our products by U.S. government agencies or other end-users whose business activities are heavily dependent on U.S. government agency contracts;

•

end-user demand for products and manufacturing activity levels may be reduced;

•

distributors and end-users may be unable to obtain credit financing to finance purchases of our products;

•

suppliers may be unable to obtain credit financing to finance purchases of sub-assemblies used to build components of products or purchases of raw materials to produce consumables;

•

suppliers may be unable to access raw materials for consumables or components of products in China or elsewhere due to the potential further outbreak of the coronavirus;

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

We expect to derive a substantial percentage of our sales from international markets. We derived 35% of our revenues in 2019 from countries outside the Americas. Accordingly, we face significant operational risks from doing business internationally, including:

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

We are subject to environmental laws and export control laws due to the import and export of our products, as well as environmental, health and safety laws and regulations related to our operations and the use of our systems and materials, which could subject us to compliance costs and/or potential liability in the event of non-compliance.

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

The export of our products that are manufactured in the United States is also subject specifically to export controls governing dual-use products under the U.S. Export Controls Act of 2018, which may potentially lead to the imposition of greater restrictions on our ability to export those products and penalties if we fail to comply with those restrictions.

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

As a public company with significant operations in several countries, we are subject to regulation and must comply with reporting, privacy and other requirements in a number of jurisdictions and, to the extent that regulatory authorities assert that we are not in compliance, we could be subject to sanctions which, if material, could materially and adversely affect our business.

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

New privacy laws are also beginning to impose on our company increased compliance costs. Our California operations are now subject to the California Consumer Privacy Act, or CCPA, a statute that went into effect on January 1, 2020. The CCPA imposes enhanced disclosure requirements for us vis-à-vis our interactions with customers that are residents of California, such as comprehensive privacy notices for consumers when we or our agents collect their personal information. We may be further required to ensure third party compliance, as under the CCPA we could be liable if third parties that collect, process or retain personal information on our behalf violate the CCPA’s privacy requirements. The sanctions for non-compliance could include fines and/or civil lawsuits.

In addition to the imposition of U.S.-based regulations on our operations, our European activities are subject to the European Union General Data Protection Regulation, or GDPR, which has created additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by stringent rules for obtaining the consent of individuals on how their data can be used. GDPR became enforceable on May 25, 2018, and non-compliance exposes entities such as our company to significant fines or other regulatory claims. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these new privacy standards (both in Europe and in California), to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

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

We have successfully defended against the above-described proceeding, leading to its dismissal in February 2020, with no required payments to the former employee. However, we can provide no assurance as to the outcome of any future lawsuits, and any such actions may result in judgments against us for significant damages. Resolution of any such matters can be prolonged and costly, and the ultimate results or judgments are uncertain due to the inherent uncertainty in litigation and other proceedings. Moreover, our potential liabilities are subject to change over time due to new developments, changes in settlement strategy or the impact of evidentiary requirements. Regardless of the outcome, litigation has resulted in the past, and may result in the future, in significant legal expenses and require significant attention and resources of management. As a result, any present or future litigation could result in losses, damages and expenses that have a significant adverse effect on our financial condition or profitability.

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

Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies, inventions, processes or improvements. We cannot assure you that any of our existing or future patents or other intellectual property rights will not be challenged, invalidated or circumvented, or will otherwise provide us with meaningful protection. Our pending patent applications may not be granted, and we may not be able to obtain foreign patents or pending applications corresponding to our U.S. patents. The laws of certain countries, such as China, may not provide the same level of patent protection and intellectual property right enforcement as in the United States, so even if we enforce our intellectual property rights or obtain additional patents in China or elsewhere outside of the United States, enforcement of such rights may not be effective. If our patents and other intellectual property do not adequately protect our technology, our competitors may be able to offer additive manufacturing systems, consumables or other products similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents, and we may not be able to detect the unauthorized use of our proprietary technology or take appropriate steps to prevent such use.

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

We report our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the manufacturing, research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation (deflation) amounted to 1.05%, 0.8% and 0.4% for the years ended December 31, 2019, 2018 and 2017, respectively. The annual appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to 7.8%, (8.1%), and 9.8% for the years ended December 31, 2019, 2018 and 2017, respectively.

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

One important assumption that goes into calculation of our tax rate is the tax benefit that we receive in respect of some of our operations in Israel, referred to as “Approved Enterprise” and “Beneficiary Enterprise”, under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in our company, we have estimated that our effective tax rate to be paid with respect to all Israeli operations under these benefit programs is 7% to 14%, based on the current balance of activity between our Rehovot, Israel and Kiryat Gat, Israel facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which for 2018 and onwards is set at 23% (the corporate tax rate was 24% in 2017). In addition to being subject to the standard corporate tax rate, we would be required to refund any tax benefits that we have already received as adjusted by the Israeli consumer price index, plus interest or other monetary penalties. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Beneficiary Enterprise” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which may cause our effective tax rate to be materially different than our estimates and could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, and that could also adversely affect our effective tax rate and our results of operations.

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

Our Israeli-based research and development efforts were and are financed in part, through grants that we received from the National Technological Innovation Authority, or the Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS). Through 2006, Objet received grants from the OCS of approximately $1.5 million, which it repaid in its entirety (including interest thereon) by the end of 2007. More recently, we have received additional funding from the Authority of approximately $7.3 million, in the aggregate (as of December 31, 2019), under several R&D programs to support certain research and development projects in Israel. Such funding is not subject to royalty obligations on our part.

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

•

Transfer of know-how outside of Israel. Any transfer of the know-how that was developed with the funding of the Authority, outside of Israel, requires prior approval of the Authority, and the payment of a redemption fee.

•

Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from Authority-funded programs be carried out in Israel, unless a prior written approval of the Authority is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the Authority is sufficient).

•

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

We are organized in Israel. Most of our officers and most of our directors (as of December 31, 2019) reside outside of the United States, and a majority of our assets are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Risks related to an investment in our ordinary shares

The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.

The market price of our ordinary shares since the Stratasys, Inc.- Objet Ltd. merger has been subject to substantial fluctuation. From the start of 2017 through the early part of 2020 (through February 20, 2020), our ordinary shares have traded with closing prices that have ranged from $17.35 to $30.66. The price of our ordinary shares may continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including:

•

the extent of growth of the 3D printing market generally;

•

changes in earnings estimates or recommendations by securities analysts;

•

development of new competitive systems and services by others;

•

success or failure of research and development projects of our company or our competitors;

•

developments concerning our or our competitors’ intellectual property rights;

•

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

Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2020 (the last business day of our second fiscal quarter of 2020). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2021, we would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2020 and quarterly reports in respect of each of the quarters of 2021) as if we were a company incorporated in the U.S., which, among other things, would result in increased compliance and reporting costs to us.

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

Although we do not believe that we were a PFIC in 2019, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2020 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and the future value of our assets. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information—Taxation—U.S. Federal Income Tax Considerations—Tax Consequences if We Are a Passive Foreign Investment Company”.

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

In 2019, 2018 and 2017, our capital expenditures amounted to $25.3 million, $24.8 million and $23.8 million, respectively, of which $22.5 million, $23.4 million and $22.3 million, respectively, was principally related to the purchase and construction of property, plant and equipment.

During 2019 and 2018, our principal property and equipment investment was the construction of our new facility at our new property in Rehovot, Israel, which we own, and where we moved our Israeli headquarters during January 2017. This new facility, towards which we paid $8.3 million and $11.5 million during 2019 and 2018, respectively, also houses research and development facilities. As of December 31, 2019, we had invested an aggregate of $88 million in our new facility in Israel and its related equipment.

During 2019, we made other purchases of property and equipment, mainly for the enhancement of our manufacturing capabilities to support new solution offerings, primarily for our facilities in Israel and the United States.

B. Business overview

We are a leading global provider of applied additive technology solutions for industries including aerospace, automotive, healthcare, consumer products and education. For more than 30 years, we have focused on customers’ business requirements and have sought to create new value for our customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. That customer-centric focus is reflected in our innovation, which is exemplified by our over 1,000 granted and over 400 pending additive technology patents to date. We operate a 3D printing ecosystem of solutions and expertise, comprised of advanced materials; workflow and operating software; precise, repeatable and reliable fused deposition modeling 3D printers (utilizing proprietary FDM™ technology); inkjet-based 3D printers (utilizing proprietary PolyJet™ technology); stereolithography 3D printers (utilizing open industry standards); application-based services; additive business consulting; on-demand parts and key partnerships. We have also announced an increase of our stake in our partnership with Xaar PLC in the joint development of Power Bed Fusion 3D printing technology, as well as our intention to develop a new metal 3D printing platform.

We strive to ensure that our solutions are integrated seamlessly into each customer’s evolving workflow. Our applications are industry-specific and geared towards accelerating business processes, optimizing value chains, driving business performance improvements; and improving healthcare outcomes. Our customers range from individuals and smaller businesses to large, global enterprises, and we include a number of Fortune 100 companies among our customers.

We believe that the range of 3D printing consumable materials that we offer, consisting of over 60 FDM spool-based filament materials, over 45 PolyJet cartridge-based resin materials, 158 non-color digital materials, and over 500,000 color variations, is the widest in the industry. Our services offerings include Stratasys Direct Manufacturing printed parts service as well as our professional services through our consulting arm, Blueprint.

3D printing, which is also referred to as additive manufacturing, is transforming prototype development manufacturing processes and is displacing (or, in certain cases, complementing) certain segments of traditional, or subtractive, manufacturing methodologies such as injection molding, metal extrusion, computer-controlled machining and manual modeling techniques. With respect to product design and prototype development, 3D printing significantly improves the design process, reduces the time required for product development and facilitates creativity, while keeping most or all of the design process in-house. 3D printing also enables the direct manufacture of parts that are subsequently incorporated into a user’s end product. In addition, manufacturers are increasingly using 3D printing systems to produce manufacturing tools such as jigs and fixtures, that aid in their production and assembly processes. While 3D printing has historically been focused on design applications, 3D printing is beginning to show signs of adoption for manufacturing applications.

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

The primary focus of our 3D printing solutions has been for use in prototyping, tooling and manufacturing, and within the vertical markets of automotive, aerospace, medical, dental, education and consumer goods. Our portfolio offers a variety of performance options for our customers, depending on their desired application, as well as on the nature and size of the designs, prototypes or end-products they seek to produce. Our wide range of systems allows us to offer our customers systems at a number of different price points, depending on the features that our customers desire.

We benefit from recurring revenues from the sale of resin and plastic consumables and related services. We provide products and services to our global customer base throughout our offices in North America and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan, as well as through our worldwide network of approximately 160 agents and resellers. Additionally, through our MakerBot subsidiary, we deploy an online sales channel. We have approximately 2,400 employees worldwide.

Industry overview

Historically, prototype development and customized manufacturing have been performed by traditional methods using metal extrusion, computer-controlled machining, and manual modeling techniques, in which blocks of material are carved or milled into specific objects. These subtractive manufacturing methodologies have numerous limitations. They often require heavy involvement of specialist technicians and can be time- and labor-intensive. The time intensity of traditional modeling can leave little room for design error or subsequent redesign without meaningfully impacting a product’s time-to-market and development cost. As a result, prototypes have traditionally been created only at selected milestones late in the design process, which prevents designers from truly visualizing and verifying the design and geometry of an object in the preliminary design stage. The inability to iterate a design rapidly hinders collaboration among design team members and other stakeholders and reduces the ability to optimize a design, as time-to-market and optimization become necessary trade-offs in the design process.

3D printing addresses many of the inherent limitations of traditional modeling technologies through its combination of functionality, quality, ease of use, speed and cost. 3D printing can be significantly more efficient and effective than traditional model-making techniques for use across the design process, from concept modeling and design review and validation, to fit and function prototyping, pattern making and tooling, to direct manufacturing of repeatable, cost-effective parts, short-run parts and customized end products. Introducing 3D modeling earlier in the design process to evaluate fit, form and function can result in faster time-to-market and lower product development costs.

For customized manufacturing, 3D printers eliminate the need for complex manufacturing set-ups and reduce the cost and lead-time associated with conventional tooling. Direct digital manufacturing, or DDM, involves the use of 3D production systems for the direct manufacture of parts that are subsequently incorporated into the user’s end product or manufacturing process. DDM is particularly attractive in applications that require short-run or low-volume parts or rapid turn-around, and for which tooling would not be appropriate due to small volumes. DDM also enables the production of objects that have been topologically designed, or designed on the basis of a computerized determination of where to place the key components of the object and how to connect them, a process that is generally unavailable using conventional subtractive manufacturing methodologies.

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

Desktop 3D printer usage has shown rapid growth, with the introduction and adoption of affordable entry-level 3D printers and increased availability and content. These entry-level desktop printers have increased market adoption by professional designers and education institutions. We expect that the adoption of 3D printing will continue to increase in the future, in terms of design applications, on the one hand, and manufacturing applications, on the other. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D computer-aided-design, or CAD, and other simplified 3D authoring tools), as well as increased availability of 3D scanners. We also believe that increased adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability of entry-level systems. We are active in facilitating the growth of the 3D printing market by bringing intuitive, design-to-3D print solutions to the market. We also believe that the increasing adoption of 3D printing in manufacturing processes serves as an important source of growth in the 3D printing industry.

Stratasys solutions

Range of solutions

We provide integrated solutions for designers, manufacturers, and medical personnel, including compatible products and services designed for our customers’ use cases to effectively solve their specific application needs. Our solutions consist of 3D printing systems, consumables, software, paid parts, and strategic consulting and professional services.

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

•

software workflows;

•

customer service;

•

ease of use; and

•

automatic, hands-free support removal.

Range of technologies and differentiating factors

Our solutions are driven by our proprietary technologies, brought together through the combination of our constituent companies, each of which was a leader in the 3D printing industry when acquired. We hold approximately 1,000 granted and 500 pending patents internationally, and our 3D printing systems utilize our patented extrusion-based FDM®, inkjet-based PolyJet™ and open industry-based stereolithography technologies to enable the production of prototypes, tools used for production and manufactured goods directly from 3D CAD files or other 3D content. We are also in the process of developing Power Bed Fusion (PBF) technology for end-use parts applications through our 45% interest in Xaar 3D, and have announced our development of a metals platform using our proprietary LPM™ 3D printing process, which we intend to bring to market at a later date. We believe that our broad range of product and service offerings is a function of our 3D printing technology leadership.

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

•

low post-production processing requirements;

•

minimal material waste;

•

build repeatability;

•

ease of use, with minimal system set-up requirements;

•

absence of costly replacement lasers and laser parts; and

•

a high degree of precision and reliability.

We believe that our inkjet-based 3D printing technology is differentiated from other competing technologies in its ability to scale and deliver high-resolution and multi-material, full-color 3D printing, even within a single part, in an office environment system. Our easy-to-use, PolyJet™ 3D printers create high-resolution, smooth surface finish models with the look, feel and functionality of the final designed product. We offer a wide variety of office-friendly resin consumables, including rigid and flexible (rubber-like) materials and materials for medical applications that simulate the biomechanical properties of human tissue. Using our PolyJet™ digital materials technology, our solutions offer unique quality 3D printing systems depositing multiple materials simultaneously. This enables users, in a single build process, to print parts and assemblies made of multiple materials—each retaining its distinct mechanical and physical properties. For example, users can print objects with both rigid and flexible portions in a single build or mix different base colors in order to achieve desired color tone. The PolyJet™ technology enables on-demand mixing of a variety of resins to create a broad range of pre-defined digital materials, which are composite materials with modified physical or mechanical and color properties. In 2019, we began offering ‘Pantone® validated’ colors and can support more than 500,000 color and texture combinations, including the industry’s clearest material, nearly as clear as glass, which wide range of colors and textures combinations is a key differentiating attribute of our 3D printers.

Our most recent 3D printing technology to be brought to market—stereolithography—enables the production of high-quality, durable parts that meet requirements of a wide range of applications, as well as additive manufacturing prototypes and tools. We believe that our stereolithography technology is distinguishable from that of our competitors in that it provides that high accuracy production that is characteristic of stereolithography, while at the same time providing the durable look, feel and performance of thermoplastic. Our initial stereolithography system brought to market in 2019—the V650 Flex—embodies those advantages, printing quickly and powerfully like a large-scale system, while allowing for fine-tuning across a broad range of DSM’s Somos™ stereolithography resins. Our stereolithography technology has been developed via our partnership with DSM, a global company, and is also backed by years of utilization at our service bureaus, Stratasys Direct Manufacturing.

We believe that the range of 3D printing consumable materials that we offer, consisting of over 60 FDM spool-based filament materials, 45 PolyJet cartridge-based resin materials, 158 non-color digital materials, and over 500,000 color variations, is the widest in the industry.

Customers

We have a diverse set of customers worldwide, with no single customer or group of affiliated customers nor any individual sales agent or group of affiliated sales agents accounting for more than 10% of our sales in 2019, 2018 or 2017. Our solutions are used across a wide array of applications in a variety of different industries.

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

•

Integrated solutions offering/ecosystem. We provide integrated solutions offering that include compatible products and services that are designed to meet the full gamut of our clients’ needs in an efficient manner, consisting of a broad range of systems, consumables, software and services, including:

•

3D printers

•

materials

•

GrabCAD print software

•

professional services

•

parts on demand

•

vertical applications

•

partnerships and alliances

•

enhanced collaboration among industry professionals, via our GrabCAD Community, which provides engineers and designers a resource for CAD models and helps them communicate ideas and share designs.

•

Proprietary technology platforms with multidisciplinary technological expertise. We believe that our proprietary 3D FDM and 3D inkjet-based PolyJet printing engines offer end users the versatility and differentiated features necessary for a wide variety of current and potential applications. We combine our proprietary hardware platforms, featuring widely-deployed inkjet printer heads or easy-to-use extrusion heads with integrated software and a wide range of proprietary materials to develop and produce leading 3D printing systems. This allows us to offer a spectrum of 3D printers and printing systems of varying features, capacities and price points, and to migrate the advanced features of our high-end products to our entry-level products with greater efficiency. Our 3D printing solutions integrate innovations in a wide range of scientific disciplines, such as physics, chemistry, and mechanical and electrical engineering, as well as software development. We have made significant investments in developing and integrating technologies into our hardware platform, software and proprietary consumables. We believe that we have a strong base of technology know-how. Our patent portfolio consists of approximately 1,000 granted and 500 pending patents internationally. We believe that we have a culture of innovation, and we expect to continue to enhance our solutions both to further drive market adoption of 3D printing and to broaden our market reach.

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

•

Leading position in desktop 3D printing. Our MakerBot performance and desktop categories of 3D printers provide accessible desktop 3D printers and materials and leading content creation and sharing solutions. We believe that the desktop 3D printing category is poised for future growth driven by broader adoption of 3D printing and an increase the in number of applications where 3D printing is used. We believe our installed base, brand awareness and portfolio of solutions in this category positions us to capitalize on the continued growth of this category.

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

•

Extensive global reach. With approximately 160 channel partners around the world, we are well positioned to leverage the extensive geographic reach of our marketing and sales organization to serve customers and grow awareness of 3D printing for prototyping, design and manufacturing. In addition, through our MakerBot subsidiary we deploy an online sales channel.

•

Increased accessibility and ease of use for customers. Our GrabCAD software platform enables designers, engineers, and machine operators to easily utilize our 3D printing systems. GrabCAD Print provides native CAD job programming along with traditional 3D file formats (STL, VRML) reducing time and errors in job planning and resulting in high quality printed parts. Additionally, our advanced scheduling, remote monitoring and analytics provide management visibility to managers and operators across our technologies. GrabCAD Shop provides work order management for organizations that have dedicated operators providing centralized, 3D Printing services to engineers and designers. GrabCAD Community is the online community of over 6 million professional engineers, designers, manufacturers and students to share best practices via tutorials, discussion forums, design/print challenges and 3D content.

Our growth strategy

The key elements of our strategy for growth include the following:

•

Identifying new vertical applications for our proprietary 3D printing technologies. We believe that the proliferation of 3D content, advancements in AM technology platforms and integrated/efficient software, and the introduction of improved materials will continue to drive growth in 3D printing. We intend to invest in the identification of new applications (especially manufacturing applications) for which our proprietary printing technologies, software and materials are appropriate. In addition, we seek relevant niche applications where AM can provide substantial value, and develop a comprehensive solution to address these opportunities. We also intend to encourage existing and potential customers to identify new applications in part by increasing awareness of the features of our technology and product offerings.

•

Increasing adoption of AM manufacturing solutions. We believe that the adoption of 3D printing for tooling and manufacturing applications can be accelerated through working intimately with our customers and the 3D printing ecosystem, to reduce the complexity of using our solutions and to develop robust business cases for investment by them in our technology. We are investing in developing professional services capabilities to enhance our customers’ ability to use our solutions. This will help our customers to identify new applications for our technology. In addition, we collaborate with strategic partners in our ecosystem to streamline the integration of 3D printing solutions into the business processes of our customers.

•

Leveraging our global reach to expand the customer base and further penetrate existing customers. We have a network of approximately 160 resellers and selling agents around the world and various online channels. We intend to reach new customers and increase sales to existing customers by providing access to new solutions that address customers’ specific needs. These solutions include those offered by our Stratasys Direct Manufacturing service. As part of this strategy we intend to grow awareness of 3D printing solutions for prototyping and manufacturing and to develop industry specific sales channels as part of our effort to commercialize a broader range of new DDM applications. Additionally, we expect to significantly expand our online presence and leverage our sales channel to the broader public.

•

Driving further adoption through office-friendly, workgroup systems. We expect to drive market adoption through increased sales of our office-friendly, workgroup systems, including our desktop systems and our Stratasys brand systems.

These systems are expected to penetrate a broad and largely untapped addressable market, targeting small design teams within large organizations, small and medium-sized businesses, educational institutes and individuals. We expect to leverage our growing Thingiverse and GrabCad communities to accelerate adoption. We expect to incorporate certain additional features of our high-end series of printers into our entry-level series over time.

•

Maintaining and extending our technology lead. Our multidisciplinary technological leadership, as evidenced by our approximately 1,000 granted and 500 pending patents internationally, underpins our proprietary hardware, integrated software and range of 3D printing materials. We will seek to extend our technological capabilities by continuing to invest in our R&D efforts, which focus on enhancing our 3D PolyJet and FDM printing technologies as well as developing new innovative solutions for 3D printing and exploring inorganic opportunities for new printing technologies. In addition, we will continue developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications. We believe that by enhancing our AM technological capabilities and by developing and introducing new materials for our 3D printing and production systems, we will be able to increase both the size of, and our share of, the 3D printing marketplace.

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

•

Integrated solutions offering. Due in major part to a series of acquisitions, we have in place an offering of solutions that includes a complete gamut of compatible systems, consumables, software and services (parts on-demand, professional and expert consulting services) that are designed to meet our clients’ needs in an integrated, complete manner. We intend to leverage that as a basis for generating additional sales and revenues from existing customers and attracting new customers.

•

Enhanced collaboration. Our GrabCAD Community, which fosters collaboration among engineers and designers and helps them to communicate ideas and share designs, enhances the likelihood that we can draw from these new collaborations and enhance awareness, and, as a result, sales, of our integrated solutions.

•

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

Collectively, this portfolio of products offers a broad range of performance options for users, depending on their application, the nature and size of the designs, prototypes, and/or final parts desired. Our products are available at a variety of different price points and include entry-level desktop 3D printers, a range of systems for RP, and large production systems for additive manufacturing. We also offer a range of 3D printing materials (as described under “Consumable materials” below). The performance of our different systems varies in terms of capabilities, which are related to the following features:

•

print speed;

•

resolution;

•

materials;

•

resin cartridge capacity / filament spool size;

•

maximum model (or tray) size;

•

repeatability; and

•

duty cycle, or the number of parts that a printer can produce over a given period of time without requiring maintenance.

Our systems integrate our software and are supported by services provided to our customers, both directly and through our reseller channel.

Printing systems

Our 3D printing systems, which are based on our proprietary FDM, PolyJet and stereolithography technologies, are described below:

We offer a series of printing systems suitable for RP, from design validation, visualization and communication to form, fit and functional performance testing. These systems are targeted at work groups and provide customers with a broad range of features such as printing capacity, production speed and price.

PolyJet printers

Our PolyJet technology-based, high-end printing systems offer the ability to print multiple materials including color printing in a single part build. The Stratasys J8xx printer breaks restrictive technology barriers, enabling customers to print more than 500,000 different color shades and textures, including Pantone® Validated colors, as well as multiple material properties— ranging from rigid to flexible, and opaque to transparent. It also 3D prints concept models twice as fast as our previous generation printers, supported by a new, low-cost DraftGrey material. The Stratasys J750 Digital Anatomy printer helps medical device companies optimize design throughout the product lifecycle. It 3D prints with GelMatrix resin, TissueMatrix resin and BoneMatrix resin — three new materials which, when combined, form over 100 new, unique digital materials to suit anatomical applications. These materials, when used for 3D printing, produce medical models and anatomies that achieve a true-to-life feel and response.

FDM printers

The F123 Series printers enable end-to-end rapid prototyping for every stage of the prototyping process, as well as preparation of jigs and fixtures. The prototypes that can be created include: rapid, economically effective concept verification models in PLA material and fast-draft mode; advanced design validation prototypes using a 0.005-inch slice resolution and soluble support for unmatched precision, repeatability and aesthetics. The F123 Series product line allows users to create parts in PLA, ABS plus, ASA, TPU, ABS-ESD, Diran and PC-ABS materials. These materials can produce parts with the strength required for true form, fit and functional testing. The F123 Series printers are designed to enable ease of use and maintenance while offering an easy-to-use yet rich user experience with GrabCAD Print software. In 2019, we set a new entry point for the F123 printer with a single-material F120 printer for under $12,000.

We also offer printing systems typically used for Additive Manufacturing— production tooling and end parts applications—and high-performance Prototyping applications. The Stratasys Fortus 380mc and 450mc build high-performance parts in customary materials, but with advanced complexity and meeting other requirements needed for current-day manufacturers. These systems are run via easy-to-use interfaces and software controls, making it easy to produce complex parts more efficiently. When a job demands exclusive production of high-strength parts for tough applications, the Fortus 380mc Carbon Fiber Edition may be used. It produces functional prototypes, production parts and parts used for rugged tooling, based on the strength and stiffness of carbon-filled composite material used with that printing system.

The Stratasys Fortus F900 offers a streamlined workflow and easier job-monitoring with an internal camera and GrabCAD Print Software. Standard certifications are included, eliminating the effort and cost to qualify the 3D printer for the user's production floor. Additionally, we announced the Aircraft Interiors Solution in 2018 allowing a faster, simpler path for certifying additively manufactured parts for aircraft installation, and the Rail Industry Solution in 2019 to provide the same benefits for end-use parts on trains.

Our MakerBot Replicator series represents our desktop 3D printers, compact, and connected 3D printers. Our desktop and compact 3D printers are affordable, and designed for easy, desktop use. They are typically used by educational institutions and designed for individuals operating alone or within an enterprise. Our new Method™ series of performance printers is aimed at bridging the gap between industrial and desktop systems, providing industrial level of reliability and precision combined with accessibility and ease of use found in desktop systems. The Method™ printers are built for the professional individual user.

Stereolithography printer

Our first stereolithography printing system—the V650 Flex 3D Printer (which we developed in partnership with DSM, a global company)— combines the power of a large-scale system with a configurable environment for fine-tuning across a broad range of resins, thereby giving customers greater accuracy, choice, and lower costs in 3D printed prototype and part development. The printer enables our customers to capitalize on the quality and high-performance of DSM’s Somos stereolithography resins that enable the production of high-quality, durable parts that meet requirements of a wide range of applications, as well as additive manufacturing prototypes and tools. This printer was backed by years of extensive utilization at our service bureau, Stratasys Direct Manufacturing.

Key vertical target markets for printing systems

To further strengthen our leadership position and following our strategy to deepen the focus on additive manufacturing, tooling and rapid prototyping for specific vertical markets, we have announced a variety of technology and go-to-market partnerships for various key vertical markets, such as automotive, aerospace, consumer products and healthcare.

Consumable materials

We sell a broad range of 3D printing materials, consisting of over 60 FDM spool-based filament materials, over 45 PolyJet cartridge-based resin materials, 158 non-color digital materials, and over 500,000 color variations, for use in our 3D printers and production systems. The sale of these materials provides us with a recurring revenue stream from users of our 3D printers and production systems.

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

Stereolithography materials

Our stereolithography materials— DSM’s Somos stereolithography resins—are used in our first stereolithography system to be brought to market, the V650 Flex 3D Printer. There are four such materials: (i) Somos Element— our next-generation stereolithography resins, ideal for investment casting patterns; (ii) Somos NeXt— this material provides Stereolithography accuracy with the look, feel and performance of thermoplastic; (iii) Somos PerFORM— for applications needing strong, stiff, high-heat-resistant composites, with very detailed resolution; and (iv) Somos Watershed XC 11122— a clear solution delivering ABS and PBT-like properties for stereolithography.

These materials, like the V650 Flex 3D Printer, are backed by years of significant utilization at our service bureau, Stratasys Direct Manufacturing.

Software

Software is an essential ingredient of our solutions-based, go-to-market strategy. Built on cloud, desktop and mobile technologies, GrabCAD Print offers job programming, scheduling, monitoring, and analytics across our various 3D printing technologies. Software plays an important role in some of our other solutions as well, including the software integrated into our J750 Digital Anatomy, in particular, which is based on a special software license that we have obtained.

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

GrabCAD Shop simplifies the 3D Printing Shop workflow by substantially improving the way teams manage and collaborate on prototyping work orders. Engineers, designers and shop operators minimize time-to-part by sharing a common work space to simplify print work order management, communicating requirements accurately and focusing on delivering quality prints on time.

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

Online Community

Thingiverse.com

Thingiverse is our online community for sharing downloadable, digital 3D designs. The Thingiverse platform enables users to share and customize their digital designs. We believe that Thingiverse is the largest repository of free 3D printable content available to consumers. Thingiverse includes approximately three million public designs available for downloading. We have had approximately 3.5 million uploads and more than 590 million downloads of designs via this platform.

GrabCAD Community

We operate the GrabCAD Community for mechanical engineers, designers, manufacturers and students where members can share best practices via tutorials, discussion forums, and design/print challenges. They can also upload and download free CAD models and access our GrabCAD Print and Workbench software. This community had more than 6 million members and nearly 4 million CAD files available for free download as of the end of 2019.

Our services

Support services and warranty

Customer support

Our customer support department provides on-site system installation, operator training, a full range of maintenance and repair services and remote technical support to users of our products. We provide support to our customers directly and through our resellers, ensuring that support and parts may be readily obtained worldwide. We also offer advanced training to our customers, particularly on our high-performance systems. Our support network consists of the following:

•

Stratasys-certified engineers providing worldwide, on-site installation, training and support;

•

direct support engineers through our company;

•

indirect support engineers through certified partners, including third-party service organizations or selected resellers who provide support for our systems;

•

phone and direct on-site company support in eight languages, and resellers indirect support in local languages.

•

service logistics in key regional centers;

•

training facilities and resources in regional centers;

•

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

•

full range of commercial service programs to support the high utilization of our 3D printers and our customers’ unique needs; and

•

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

Basic warranty

Our printing systems are sold with warranties that range from 90 days to, generally, one year from installation, depending upon the product line and geographic location. Warranties are generally accompanied by on-site maintenance support. Receipt of maintenance and repair services after the warranty period is subject to the terms of our extended support programs, to the extent purchased by the end-user, as described below.

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

Stratasys Blueprint Consulting

Blueprint is an industry-leading strategy, operations and engineering consultancy owned by Stratasys, which brings together more than 15 years of knowledge and experience across the industry. As the world’s leading additive manufacturing consultancy, Blueprint regularly assists future-ready companies to achieve additive success.

In today’s rapidly-advancing 3D printing industry, customers tend to desire guidance and advice on where to identify, apply and justify potential 3D printing investments. Blueprint fills a key value proposition by building business cases and roadmaps before customers are ready to buy equipment or parts.

Based in Eden Prairie, Minn., and Milford, U.K, Blueprint offers a unique, technology-agnostic perspective on all things additive. The firm delivers paid consulting projects that leverage 3D printing capabilities, from strategy-driving product innovation to operational cost improvements on a factory floor. Blueprint also delivers engineering consulting and training services, from application validation and design optimization for 3D printed parts, to helping companies Think Additively™.

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

Recent Key Portfolio Additions & Innovations

In 2019, we announced several new hardware and consumable offerings:

J800 Series of PolyJet Printers and Related Materials

In 2019, we added a new line of printers to our PolyJet line-up: the J800™ series of printers. The J800 series offer advanced settings that can produce concept models twice as fast as previous J-Series systems, and their larger, seven-material capacity enable designers to print a full range of color transparency and flexibility combinations in a single part. In conjunction with the introduction of the J800 series, we also introduced two new PolyJet materials. VeroUltraClear™ material delivers high clarity and finely detailed models that are similar in appearance to glass. DraftGrey™ is a low-cost concept material that is ideal for the new Super High Speed Model for concept model printing.

J750™ Digital Anatomy 3D Printer and Related Materials

In October 2019, we introduced a healthcare industry-specific PolyJet printer, the J750 Digital Anatomy™ 3D Printer. Designed to replicate the feel, responsiveness, and biomechanics of human anatomy in medical models, the system improves surgical preparedness and training while also helping device manufacturers bring products to market faster, potentially replacing cadavers, animals, traditional, and virtual reality models. The J750 printer is accompanied by three new materials – TissueMatrix™, GelMatrix™, and BoneMatrix™ - that are used to create cardiac, vascular, and orthopedic 3D printing applications.

First Stereolithography 3D Printer— V650 Flex 3D Printer

In 2019, we also introduced our first stereolithography 3D printer, in partnership with DSM, a global, science-based company— the V650 Flex 3D Printer. This new printer combines the power of a large-scale system with a configurable environment for fine-tuning across a broad range of resins– giving customers greater accuracy, choice, and lower costs in 3D printed prototype and part development. The printer enables our customers to capitalize on the quality and high-performance of SDM Somos-verified stereolithography resins that enable the production of high-quality, durable parts that meet requirements of a wide range of applications, as well as additive manufacturing prototypes and tools. This product was backed by years of extensive utilization at our service bureau, Stratasys Direct Manufacturing.

New Entry-Level F123 Series Printer

In 2019, we also expanded our F123 Series with a new entry-level Stratasys F120 3D printer that provides the industrial-grade printing capability of the F123 Series at a price under $12,000 with a simple touchscreen interface, and large filament boxes that allow for up to 250 hours of uninterrupted printing. The F120 printer gives customers a pathway to more full-featured printers in the F123 family.

Increased Investment in Development of Power Bed Fusion 3D Printer

In 2019, we enhanced our investment in a collaboration for accelerating the development of 3D printers that are based on Power Bed Fusion, or PBF, technology for end-use parts applications in low-to-medium production volumes. We did so by increasing our equity stake from 15% to 45% in Xaar 3D, the 3D printing arm of a UK supplier of inkjet printheads, Xaar PLC. Under our new strategic agreement, we also have the option to acquire the remaining 55% of Xaar 3D upon shareholder approval by Xaar 3D. We originally helped to form Xaar 3D in 2018 for the purpose of commercializing PBF technology. PBF technology uses an industrial polymer 3D printing process that harnesses the Xaar’s piezo inkjet printheads for faster end-use production.

New FDM Printing Materials

In 2019, we added several new materials to be used in our FDM line of 3D printers, We released a new PEKK-based polymer, Antero™ 840CN03, for applications in which strong, yet lightweight, materials with electrostatic discharge (ESD) performance is required, such as in industrial and aerospace applications. Initially, this material will be used for our Stratasys Fortus® F900™ 3D printer. We also released our Diran™ 410MF07 nylon material and ABS-ESD7™ material for use in the Stratasys F370™ 3D printer, and later enabled these materials to be used in the F123 Series printers as well. Each of these thermoplastics is well-suited to handle the requirements of manufacturing applications in industries such as automotive and aerospace to engineer advanced 3D printed jigs and fixtures, tooling, prototypes and production parts.

New METHOD Platform Machine and Materials

In 2019, MakerBot expanded its METHOD Platform with both a new machine and materials. The METHOD X is a manufacturing workstation that uses real ABS material, a heated chamber, and Stratasys SR-30 soluble supports to produce ABS parts that can withstand up to 15 degrees Celsius higher temperatures, are up to 26% more rigid, and up to 12% stronger than modified ABS formulations used on desktop 34D printer competitors. We also introduced Nylon and PETG materials to our portfolio of engineering-grade materials, bringing the total to eight for the METHOD platform.

New Additive Manufacturing Technology for Metal

In 2019, we released further details of a new platform currently being developed and designed for short-run metal applications, which we believe will help customers to enter a new era in additive manufacturing for production-grade metal parts. The additive platform is based on our innovative, LPM™ technology, using layered powder metallurgy processes to make production of metal parts quicker, easier and more cost-effective.

The LPM metal printing platform is intended to disrupt conventional manufacturing approaches, and is being developed to combine the value of additive manufacturing with short-run metal parts production. This technology is built to drive improved efficiency and cost savings using standard Powder Metallurgy (PM) alloys, mechanical properties with high accuracy and controlled shrinkage, as well as extremely fast throughput.

Marketing, sales and distribution

Marketing

Our marketing strategies are focused on increasing awareness and thought leadership for our product and solution areas, strengthening our leadership brand position in the market, and in key vertical industries such as automotive, aerospace, medical, dental, education and consumer goods, accelerating and supporting sales growth, and increasing customer loyalty and customer lifetime value. We initiate thought-leadership, public and industry analyst relations and product launch programs as well as integrated campaigns targeted to extend and deepen the relationship with our existing customers and win new customers, driving demand and lead generation throughout our strategic markets in which we and our resellers and agents operate.

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

In addition to our direct and indirect seller network, we also offer our MakerBot Replicator and Method series and related consumables and services through our online and retail channels.

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

We invest a significant amount of our resources in R&D, because we believe that superior technology is a key to maintaining a leading market position. Our net R&D expenses were approximately $94.3 million, $99.0 million and $96.2 million in the years ended December 31, 2019, 2018 and 2017, respectively. Our consumable materials development and production operations for our FDM and PolyJet systems are located at our facilities in Eden Prairie, MN, and Kiryat Gat, Israel. We regard the consumable materials formulation and manufacturing process as a trade secret and hold patent claims related to these products. We purchase and formulate raw materials for our consumables production from various polymer resin and thermoplastic materials suppliers with different levels of processing and value-add applied to the raw materials.

Intellectual property

We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trade secrets, and confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others. All patents and patent applications for additive manufacturing processes and apparatuses associated with our technology were assigned to us by those inventors. The principal granted patents relate to our FDM systems, our PolyJet technologies, our 3D printing processes and our consumables, certain of which have already expired and certain of which have expiration dates ranging from 2020 to 2038.

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

In addition, we own certain registered trademarks and make use of a number of additional registered and unregistered trademarks, including “Stratasys,” “Objet,” “PolyJet,” “Connex,” “J750,” “J735,” “Vero,” “Tango,” “FDM,” “Fortus,” “F123 Series,” “F370,” “F900,” “Dimension,” “uPrint,” “MojoV650,” “Insight,” “Antero,” “Blueprint,” “Stratasys Direct Manufacturing,” “SDM,” “GrabCAD,” “GrabCAD Print,” “GrabCAD Shop,” “GrabCAD Community,” “GrabCAD Workbench,” “MakerBot,” “Method,” “Thingiverse,” “Replicator,” the Stratasys Signet logo, “LPM” and “Digital Anatomy.”

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

Competition

Our principal competitors consist of other developers of additive manufacturing systems as well as other companies that use fused deposition modeling and inkjet-based technologies to compete in additive manufacturing. A variety of additive manufacturing technologies compete with our proprietary technologies, including:

•

Vat polymerization (Including Stereolithography and Digital Light Projection); and

•

Selective Laser Sintering and Power Bed Fusion.

The companies that use these technologies to compete with us include, inter alia, 3D Systems Corporation, EOS GmbH, HP, Carbon, Inc., Formlabs and Markforged, Inc.

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

•

our offering of the best multi-color, multi-material 3D printing systems in the market;

•

reliability and repeatability of our printing systems;

•

ease of use, including of one-step automated modeling process.

•

automatic, hands-free support removal;

•

high level of customer service; and

•

deep application domain know-how and expert services, including among our channel network.

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

Global operations

We have offices in, among other locations, Brazil, China, Germany, Hong Kong, Israel, Japan, Korea, India, Mexico, the United Kingdom and the United States, and organize our operations by geographic region, focusing upon the following key regions: the Americas; Europe and Asia Pacific. Our products are distributed in each of these regions, as well as in other parts of the world. Our customers are dispersed geographically, and we are not reliant on any single country or region for most of our product sales and services revenues, although 65% of our 2019 revenues were generated in the Americas and our SDM printed parts services are primarily based in the United States and therefore reliant on United States customers. A breakdown of our consolidated revenues by geographic markets and by categories of operations (that is, products and services) for the years ended December 31, 2019, 2018 and 2017 is provided in “Item 5.A Operating and Financial Review and Prospects—Operating Results.” In maintaining global operations, our business is exposed to risks inherent in such operations, including currency fluctuations, market conditions, and inflation in the primary locations in which our operating expenditures are incurred. Information on currency exchange risk, market risk, and inflationary risk appears elsewhere in this annual report in “Item 3.D Risk Factors” and in “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

Employees

The total number of our full-time equivalent employees, and the distribution of our employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2019, 2018 and 2017, are set forth in this annual report in “Item 6.D Directors, Senior Management and Employees—Employees”.

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

Under such laws and regulations, we are required to obtain environmental permits from governmental authorities for certain operations. In particular, in Israel, where we assemble our inkjet-based PolyJet 3D printing systems and manufacture our resin consumables, businesses storing or using certain hazardous materials, including materials necessary for our Israeli manufacturing process, are required, pursuant to the Israeli Dangerous Substances Law 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection. Our three Israeli toxin permits will remain in effect until February 2021, June 2020 and February 2023, respectively, for each site.

In the European marketplace, amongst others, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment of the European Union (EU), which aims to prevent waste by encouraging reuse and recycling, and the EU Directive on Restriction of Use of Certain Hazardous Substances, which restricts the use of various hazardous substances in electrical and electronic products. Our products and certain components of such products “put on the market” in the EU (whether or not manufactured in the EU) are subject to these directives. Additionally, we are required to comply with certain laws, regulations and directives, including TSCA in the United States, as well as REACH, RHOS and CLP in the EU, governing chemicals. These and similar laws and regulations require, amongst others, the registration, evaluation, authorization and labeling of certain chemicals that we use and ship.

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

General Corporate Tax Structure in Israel

Generally, Israeli companies are subject to corporate tax on their taxable income. Since 2018, the corporate tax rate has been 23%. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise”, a “Beneficiary Enterprise” or a “Preferred Enterprise”, a “Special Preferred Enterprise”, a “Preferred Technology Enterprise” or “Special Preferred Technology Enterprise” as further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item below. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

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

We have received the requisite approval, including a final approval, for our Approved Enterprise investment programs, in accordance with the Investment Law. The above-described benefits that accompany these investment programs and our Beneficiary Enterprise investment programs (for which accompanying benefits are described below) have had the effect, both historically and in 2017, 2018 and 2019, of reducing our (and before the Stratasys, Inc.- Objet Ltd. merger, Objet’s) effective consolidated tax rates considerably lower than the statutory Israeli corporate tax rate, which for 2018 and onwards has been set at 23% (the corporate tax rate was 24% in 2017).

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

As of December 31, 2019, we had accumulated tax-exempt income of approximately $255 million that is attributable to our various Approved and Beneficiary Enterprise programs. If such tax exempt income were to be distributed, it would be taxed at the reduced corporate tax rate applicable to such income, which would have amounted to approximately $25.5 million of tax liability as of December 31, 2019.

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

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance and; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise was located in a certain development zone, in which case the rate was 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a certain development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone. Since January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.

Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017-2019, dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, were subject to withholding tax at source at the rate of 5% (temporary provisions).

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

D. Property, Plants and Equipment.

We have dual headquarters, in Eden Prairie, Minnesota and Rehovot, Israel.

Our Eden Prairie, Minnesota headquarters (near Minneapolis) is comprised of executive offices and production facilities that encompassed, as of December 31, 2019, approximately 304,616 square feet, of which we owned 223,070 square feet, in four buildings. Those buildings served the following purposes: system assembly, inventory storage, operations and sales support; manufacturing for one of our Stratasys Direct Manufacturing paid parts service locations; research and development, filament manufacturing, administrative, marketing and sales activities; and expansion of our production capacity for systems and consumables.

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

As of December 31, 2019, we leased office space (except with respect to our Eden Prairie headquarters facilities and our Rehovot, Israel and Kiryat Gat, Israel facilities, where we own the property) for various purposes, as set forth in the table below. Unless otherwise stated, all of our facilities are fully utilized. Our material tangible fixed assets include, among other things, the properties listed below.

Location:	Primary Usage:	Area (Sq. Feet)
Americas:
Eden Prairie, Minnesota	U.S. headquarters	304,616
Valencia, California	Offices and warehouses	71,286
San Diego, California	Facilities	56,383
River Falls, Wisconsin	Offices; R&D of Filaments	40,998
Belton, Texas	Offices and warehouses	40,000
Brooklyn, New York	Offices and warehouses	36,950
Austin, Texas	Facilities	33,178
Other facilities in Americas	Office space and warehouses	96,211

Europe and the Middle East:
Rehovot, Israel	Israeli headquarters	334,323	(1)
Kiryat Gat, Israel	Factories and warehouses	267,783
Rheinmünster, Germany	Europe main office	55,027
Swiss office	Office space	205
Other facilities in EMEA	Sales Offices	11,189

Asia Pacific:
Hong Kong	Asia Pacific main office	16,844
Japan	Sales Office	11,306
China	Sales Office	15,609
Other facilities in Asia Pacific	Office space	16,505

(1)	This square footage includes the area of the two buildings of our new Israel headquarters in Rehovot, Israel. Only one such building is currently inhabited by us.

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

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of over 60 FDM™ spool-based filament materials, over 45 PolyJet cartridge-based resin materials, 158 non-color digital materials, and over 500,000 color variations, is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing printed parts services, as well as our professional services.

We conduct our business globally and provide products and services to our global customer base through our offices in North America and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan, as well as through our worldwide network of approximately 160 agents and resellers. Additionally, through our MakerBot subsidiary, we deploy an online sales channel. We have approximately 2,400 employees and hold approximately 1,000 granted patents and have approximately 500 pending patent applications worldwide.

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

Our most significant components of costs of revenues are costs of materials used for our products, wages and related benefits costs, which together accounted for approximately 77% of our total direct cost of sales for the year ended December 31, 2019. An additional significant component of our costs of revenues is the amortization expense that we primarily incur in connection with developed technology assets acquired as part of our business combinations. These amortization expenses vary based on the timing and type of acquisitions and estimated useful lives of the respective intangible assets. These amortization expenses were $16.5 million, $21 million and $24 million for the years ended December 31, 2019, 2018 and 2017, respectively.

For the year ended December 31, 2019, a hypothetical 10% rise in commodity prices for raw materials would have caused an approximate $16.0 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive Loss. As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $5.0 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive Loss. During 2019, we did not notice particular trends that changed, or were expected to change in the near future, the absolute or relative significance of the components of our costs of revenues in a material manner. We also believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years.

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

Operating expenses

Our operating expenses for 2019 consisted of (i) research and development expenses, and (ii) selling, general and administrative expenses.

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

2019 Financial Highlights

Significant highlights of our financial performance in 2019 included:

•

Revenues decreased by $27.2 million, or 4.1%, compared to 2018. The decrease primarily reflects a decrease in systems revenues.

•

Operating expenses decreased by $8.7 million, or 2.6% compared to 2018. The decrease primarily reflects our focus on achieving greater operating efficiencies in our selling, general and administrative expenses and the timing of spending on our projects as part of our research and development expenses.

•

Net loss attributable to Stratasys amounted to $10.8 million in 2019 or diluted loss per share of $0.20, compared to net loss attributable to Stratasys of $11.0 million, or diluted loss per share of $0.22, in 2018.

•

Total cash and cash equivalents and restricted cash amounted to $293.6 million as of December 31, 2019, a decrease of $100.1 million compared to December 31, 2018. The decrease in cash, cash equivalents and restricted cash in 2019 was due to cash flows used in operating, investing and financing activities of $11.2 million, $69.5 million and $22.0 million, respectively. In our investment activities for 2019 we used $22.5 million to purchase property and equipment, $15.7 million of cash for investments in certain unconsolidated entities and $28.3 million for investment in short-term bank deposits.

Results of Operations

We are providing within this section a supplemental discussion that compares our historical statement of operations data in accordance with accounting principles generally accepted in the United State of America, or GAAP. The below tables provide data for each of the years ended December 31, 2019, 2018 and 2017. However, the below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2018 and 2017. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 7, 2019.

The following table sets forth certain financial data derived from our consolidated statements of operations and comprehensive loss, presented as percentages of our revenues for the periods indicated:

	Year ended December 31,
	2019	2018	2017
Revenues	100.0%	100.0%	100.0%
Cost of sales	50.7%	51.0%	51.7%
Gross profit	49.3%	49.0%	48.3%
Research and development, net	14.8%	14.9%	14.4%
Selling, general and administrative	36.3%	35.4%	38.5%
Operating loss	-1.8%	-1.3%	-4.6%
Financial income, net	0.7%	0.1%	0.2%
Loss before income taxes	-1.1%	-1.2%	-4.4%
Income taxes expense	0.6%	0.7%	1.4%
Share in profits (losses) of associated companies	-0.1%	0.3%	-0.3%
Net loss	-1.7%	-1.7%	-6.1%
Net loss attributable to non-controlling interests	0.0%	0.0%	-0.1%
Net loss attributable to Stratasys Ltd.	-1.7%	-1.7%	-6.0%

Discussion of Results of Operations

The below review of our results of operations omits a discussion that compares those results for the years ended December 31, 2018 and 2017. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 7, 2019.

Revenues

Our products and services revenues for the last three years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
				% Change	% Change
	2019	2018	2017	2019-2018	2018-2017
	U.S. $ in thousands
Products	$430,746	$456,504	$474,286	-5.6%	-3.7%
Services	205,334	206,733	194,076	-0.7%	6.5%
	$636,080	$663,237	$668,362	-4.1%	-0.8%

Our total consolidated revenues in 2019 were $636.1 million, a decrease of $27.2 million, or 4.1%, compared to 2018.

Products Revenues

2019 Compared to 2018

Revenues derived from products (including AM systems and consumable materials) decreased by $25.8 million in 2019, or 5.6%, as compared to 2018. The decrease in products revenues was driven by a decrease in our systems and consumables revenues, divestiture of certain entities in 2018 and negative impact of exchange rate movements.

The decrease in system revenue was primarily driven by the macroeconomic weakness in Europe and in Asia.

Consumables revenues decreased in 2019 by 0.5% compared to 2018. The decrease in consumables revenues is mainly driven by the macroeconomic weakness in Europe and in Asia and due to negative impact of exchange rate movements.

Services Revenues

2019 Compared to 2018

Services revenues (including SDM, service type warranty and maintenance contracts, spare parts and other services) decreased by $1.4 million in 2019, or 0.7%, as compared to 2018. Within services revenues, customer support revenues, which includes revenues generated mainly by service type warranty and maintenance contracts on our systems, increased by 1.9%, reflecting the growth in our installed base of systems and an improvement in our service contract attach rate.

Revenues by Region

Revenues and the percentage of revenues by region for the last three years, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Year Ended December 31,
	2019		2018		2017		2019-2018	2018-2017
	U.S. $ in thousands	% of net sales	U.S. $ in thousands	% of net sales	U.S. $ in thousands	% of net sales	Change in %	Change in %
Americas*	$415,862	65.4%	$409,741	61.8%	$413,326	61.8%	1.5%	-0.9%
EMEA	124,967	19.6%	147,162	22.2%	148,279	22.2%	-15.1%	-0.8%
Asia Pacific	95,251	15.0%	106,334	16.0%	106,757	16.0%	-10.4%	-0.4%
	$636,080	100.0%	$663,237	100.0%	$668,362	100.0%	-4.1%	-0.8%

*	Represent the United States, Canada and Latin America

2019 Compared to 2018

Revenues in the Americas region increased by $6.1 million, or 1.5%, to $415.9 million in 2019 compared to $409.7 million in 2018. The increase was in all revenue streams.

Revenues in the EMEA region decreased by $22.2 million, or 15.1%, to $125.0 million in 2019 compared to $147.2 million in 2018. The decrease was primarily driven by the lower systems and consumables revenues as a result of the macroeconomic weakness in Europe and due to negative impact of exchange rate movements.

Revenues in the Asia Pacific region decreased by $11.1 million, or 10.4%, to $95.3 million in 2019 compared to $106.3 million in 2018. The decrease was primarily due to macroeconomic weakness in Asia.

Gross Profit

Gross profit from our products and services for the last three years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
	2019	2018	2017	2019-2018	2018-2017
	U.S. $ in thousands			Change in %	Change in %
Gross profit attributable to:
Products	$248,316	$252,882	$255,266	-1.8%	-0.9%
Services	65,376	72,342	67,511	-9.6%	7.2%
	$313,692	$325,224	$322,777	-3.5%	0.8%

Gross profit as a percentage of revenues for our products and services for the last three years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
	2019	2018	2017	2019-2018	2018-2017
				Change in %	Change in %
Gross profit as a percentage of revenues from:
Products	57.6%	55.4%	53.8%	4.1%	2.9%
Services	31.8%	35.0%	34.8%	-9.0%	0.6%
	49.3%	49.0%	48.3%	0.6%	1.5%

2019 Compared to 2018

Gross profit attributable to products revenues decreased by $4.6 million, or 1.8%, to $248.3 million in 2019, as compared to $252.9 million in 2018. Gross profit attributable to products revenues as a percentage of revenues increased to 57.6% in 2019 compared to 55.4% in 2018.

The increase in gross profit attributable to products revenues as a percentage of revenues was primarily driven by decrease in amortization expense due to changes in intangibles useful life and product mix, as consumables revenues constituted a greater percentage of our total products revenues in 2019.

Gross profit attributable to services revenues decreased by $7.0 million, or 9.6%, to $65.4 million in 2019 compared to $72.3 million in 2018. Gross profit from services as a percentage of services revenues in 2019 decreased to 31.8% compared to 35.0% in 2018. Our gross profit from services revenues was impacted by the mix between our customer support service business and our SDM business.

Operating Expenses

The amount of each type of operating expense for the last three years, as well as the percentage change between such annual periods, and total operating expenses as a percentage of our total revenues in each such annual period, were as follows:

	Year Ended December 31,
	2019	2018	2017	2019-2018	2018-2017
	U.S. $ in thousands			Change in %	Change in %
Research and development, net	$94,253	$98,964	$96,237	-4.8%	2.8%
Selling, general & administrative	231,138	235,107	257,063	-1.7%	-8.5%
	$325,391	$334,071	$353,300	-2.6%	-5.4%
As a percentage of revenue	51.2%	50.4%	52.9%

2019 Compared to 2018

Research and development expenses, net, decreased by $4.7 million, or 4.8%, in 2019 compared to 2018. Research and development expense, net as a percentage of revenues increased to 51.2% in 2019 compared to 50.4% in 2018.

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

Selling, general and administrative expenses in 2019 decreased by $4.0 million, or 1.7%, to $231.1 million, compared to $235.1 million in 2018. The amount of selling, general and administrative expenses constituted 36.3% of our revenues in 2019, as compared to 35.4% in 2018 which was primarily driven by the impact of a gain from the sale of an unconsolidated entity in 2019 which was lower than the gains from divestiture of our former subsidiary Solidscape.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues for the last three years, as well as the percentage change in operating loss between those years, were as follows:

	Year Ended December 31,
	2019	2018	2017	2019-2018	2018-2017
	U.S. $ in thousands			Change in %	Change in %
Operating loss	$(11,699)	$(8,847)	$(30,523)	32.2%	-71.0%
As a percentage of revenue	-1.8%	-1.3%	-4.6%

2019 Compared to 2018

Operating loss for the year ended December 31, 2019 was $11.7 million as compared to an operating loss of $8.8 million for the year ended December 31, 2018. The increase in operating loss was primarily attributable to the decrease in our gross profit offset by lower operational expenses, as discussed above.

Financial income, net

2019 Compared to 2018

Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expense, amounted to $4.6 million for the year ended December 31, 2019, compared to $0.6 million for the year ended December 31, 2018.

Our financial income, net increase was impacted by our derivatives and hedging activity in 2019, and lower financial expenses as a result of the full repayment of our loans in the first quarter of 2019.

Income Taxes

Income taxes and income taxes as a percentage of net income before taxes for the last three years, as well as the percentage change in income taxes between those years, were as follows:

	Year Ended December 31,
	2019	2018	2017	2019-2018	2018-2017
	U.S. $ in thousands			Change in %	Change in %
Income taxes	$3,523	$4,736	$9,273	-25.6%	-48.9%
As a percentage of loss before income taxes	-49.3%	-57.7%	-31.5%

2019 Compared to 2018

We had a negative effective tax rate of 49.3% for the year ended December 31, 2019 as compared to a negative effective tax rate of 57.7% for the year ended December 31, 2018. Our effective tax rate was primarily impacted by the changes in the geographic mix of foreign taxable income and loss as well as the impact of the valuation allowance on our U.S tax losses.

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

Share in Profits (Losses) of Associated Companies

2019 Compared to 2018

Our share in losses of associated companies in 2019 was $0.4 million reflects our proportionate share in net losses of those companies, which was partially offset by net gain of $1.6 million resulting from divestment of associated company during the year. For the year of 2018 our share in profit of associated companies was $1.7 million.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss, net loss as a percentage of our total revenues and diluted net loss per share, for the last three years, as well as the percentage change in net loss between those years, were as follows:

	Year Ended December 31,
	2019	2018	2017	2019-2018	2018-2017
	U.S. $ in thousands			Change in %	Change in %
Net loss attributable to Stratasys Ltd.	$(10,849)	$(10,964)	$(39,981)	-1.0%	-72.6%
As a percentage of revenues	-1.7%	-1.7%	-6.0%
Diluted net loss per share	$(0.20)	$(0.22)	$(0.75)	-9.7%	-70.7%

2019 Compared to 2018

Net loss attributable to Stratasys Ltd. for the year ended December 31, 2019 was $10.8 million as compared to $11.0 million for the year ended December 31, 2018. The decrease in net loss attributable to Stratasys Ltd. was primarily attributable to a decrease in our gross profit offset by lower operational expenses, lower share in losses of associated companies and higher financial income.

Diluted loss per share for the years ended December 31, 2019 and 2018 was $0.20 and $0.22, respectively. The weighted average, fully-diluted number of shares outstanding for the year ended December 31, 2019 was 54.3 million, compared to 53.8 million for the year ended December 31, 2018.

Goodwill impairment assessment for the year ended December 31, 2019

We performed a quantitative assessment for goodwill impairment for our Stratasys-Objet reporting unit and concluded that the fair value of the Stratasys-Objet reporting unit exceeded its carrying amount by approximately 8.7%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $386 million.

When evaluating the fair value of the Stratasys-Objet reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.1%determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.5% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Stratasys-Objet reporting unit's operations and the uncertainty inherent in our internally developed forecasts.

In order to assess the reasonableness of our cash flow projections used for our goodwill impairment analysis, we compared the aggregate fair value of our reporting units to our market capitalization and calculated the implied control premium. We believe that our fair value assessment is reasonably supported by our calculated market capitalization.

Actual results may differ from those assumed in our valuation method. It is reasonably possible that our assumptions described above could change in future periods. If any of these were to vary materially from our plans, we may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of Stratasys-Objet reporting unit by approximately $45 million and $81 million, respectively.

Based on our assessment as of December 31, 2019, no goodwill was determined to be impaired.

Determining the fair value of the Stratasys-Objet reporting unit requires significant judgment, including judgments about the appropriate terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. We will continue to monitor the fair value of our Stratasys-Objet reporting unit to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, significant decline in the Company's share price, changes in management’s business strategy or downward changes of our cash flows projections, warrant further interim impairment testing. For further information, refer to note 7 to our consolidated financial statements included in Item 18 of this annual report.

Non-GAAP Financial Measures

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding merger, acquisition and divestments related expense or gains and reorganization-related charges or gains, and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-cash and non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Reconciliation of GAAP and Non-GAAP Results of Operations

		Twelve Months Ended December 31,
		2019	Non-GAAP	2019
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands
		(except per share amounts)
	Gross profit (1)	$313,692	$19,074	$332,766
	Operating income (loss) (1,2)	(11,699)	45,812	34,113
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(10,849)	41,315	30,466
	Net income (loss) per diluted share attributable	$(0.20)	$0.76	$0.56

(1)	Acquired intangible assets amortization expense		16,484
	Non-cash stock-based compensation expense		1,848
	Reorganization and other related costs		742
			19,074

(2)	Acquired intangible assets amortization expense		8,673
	Non-cash stock-based compensation expense		18,712
	Gain from divestiture, net of transaction costs		(3,578)
	Reorganization and other related costs		2,655
	Merger and acquisition and other expense		276
			26,738
			45,812

(3)	Corresponding tax effect		(2,919)
	Gain from equity method divestment, related write-offs and amortization		(1,578)
			$41,315

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,260		54,713

		Twelve Months Ended December 31,
		2018	Non-GAAP	2018
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands
		(except per share amounts)
	Gross profit (1)	$325,224	$22,351	$347,575
	Operating income (loss) (1,2)	(8,847)	45,324	36,477
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(10,964)	38,782	27,818
	Net income (loss) per diluted share attributable	$(0.22)	$0.74	$0.52

(1)	Acquired intangible assets amortization expense		20,866
	Non-cash stock-based compensation expense		1,474
	Reorganization and other related costs		11
			22,351

(2)	Acquired intangible assets amortization expense		10,161
	Impairment charges of intangible assets and other long-lived assets		4,797
	Non-cash stock-based compensation expense		14,212
	Gain from divestiture, net of transaction costs		(7,016)
	Reorganization and other related costs		691
	Merger and acquisition related expense		128
			22,973
			45,324

(3)	Corresponding tax effect		(808)
	Gain from equity method divestment, related write-offs and amortization		(5,734)
			$38,782

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,751		53,898

		Year ended December 31,
		2017	Non-GAAP	2017
		GAAP	Adjustments	Non-GAAP
		(U.S. dollars and shares in thousands,
		except per share amounts)
	Gross profit (1)	$322,777	$26,860	$349,637
	Operating income (loss) (1,2)	(30,523)	67,226	36,703
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(39,981)	64,158	24,177
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.75)	$1.20	$0.45

(1)	Acquired intangible assets amortization expense		22,768
	Non-cash stock-based compensation expense		2,581
	Impairment charges of other intangible assets		646
	Reorganization and other related costs		337
	Merger and acquisition related expense		528
			26,860

(2)	Acquired intangible assets amortization expense		10,319
	Non-cash stock-based compensation expense		15,141
	Impairment charges of intangible assets and other long-lived assets		3,742
	Change in fair value of obligations in connection with acquisitions		1,378
	Reorganization and other related costs		5,803
	Merger and acquisition related expense		3,983
			40,366
			67,226

(3)	Corresponding tax effect		(3,866)
	Amortization expense of associated company		798
			$64,158

(4)	Weighted average number of ordinary shares outstanding- Diluted	52,959		53,536

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

Our future results will be affected by a number of factors, including our ability to: increase the number of units sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost controls plans succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations, commodity prices and economic conditions in the geographic areas in which we operate. Macro factors, including global economic conditions, as impacted by developments such as the potential spread of the coronavirus in China and the Asia Pacific region, and macro factors particular to our industry, such as the extent of growth of the 3D printing market generally, may also impact our operating results. There can be no assurance that our historical performance in revenues, gross profit and net income (loss) will improve, or that revenues, gross profit and net income (loss) in any particular quarter will improve over those of preceding quarters, including comparable quarters of previous years. See Item 3.D - “Risk Factors” above.

Effective Corporate Tax Rate

See “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

In 2019, we derived a significant portion of our income from facilities granted Approved or Beneficiary Enterprise status, offset by losses of our U.S. subsidiaries with no tax benefit being recorded for those losses, as the near-term realization of these assets is uncertain. See “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments” in Item 4.B above.

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

B. Liquidity and Capital Resources

A summary of our consolidated statement of cash flows for the last three years is set forth in the below table. While the table provides data for each of the years ended December 31, 2019, 2018 and 2017, the below analysis of our cash flows omits a discussion concerning the year ended December 31, 2017. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 7, 2019.

	Year ended December 31,
	2019	2018	2017
	U.S. $ in thousands
Net loss	$(11,079)	$(11,225)	$(40,459)
Long-lived assets impairment charges	776	7,260	6,759
Depreciation and amortization	50,942	61,250	66,635
Deferred income taxes	(2,393)	(3,956)	(2,549)
Stock-based compensation	20,564	15,686	17,722
Foreign currency transactions loss (gain)	(1,900)	5,140	(10,429)
Other non-cash items	(3,269)	(9,050)	4,898
Change in working capital and related items	(64,834)	(1,393)	19,142
Net cash provided (used) by operating activities	(11,193)	63,712	61,719
Net cash provided by (used in) investing activities	(69,526)	7,144	(27,777)
Net cash provided by (used in) financing activities	(22,009)	(2,951)	10,698
Effect of exchange rate changes on cash and cash equivalents	2,591	(3,530)	4,096
Net change in cash, cash equivalents and restricted cash	(100,137)	64,375	48,736
Cash, cash equivalents and restricted cash, beginning of year	393,734	329,359	280,623
Cash, cash equivalents and restricted cash, end of year	$293,597	$393,734	$329,359

Our cash, cash equivalents and restricted cash balances decreased to $293.6 million as of December 31, 2019 compared to $393.7 million as of December 31, 2018. The decrease in cash, cash equivalents and restricted cash in 2019 was due to cash flows used in operating, investing and financing activities of $11.2 million, $69.5 million and $22.0 million, respectively.

Cash flows from operating activities

Year ended December 31, 2019

We used $11.2 million of cash for our operating activities during 2019. Cash used in operations derives from our net loss of $11.1 million, as adjusted primarily due to non-cash items including depreciation, amortization and impairment charges of long-lived assets in an aggregate amount of $51.7 million, stock-based compensation of $20.6 million, which were partially offset by foreign currency transactions gains and non-cash gains from divestitures and share in losses of associated companies. Changes in working capital and related items reduced our cash flow from operating activities by $64.8 million; primarily due to proactive steps to increase inventory levels in order to improve fulfillment time and support product demand as well as to prepare for new product launches in 2020.

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

Cash flows from investing activities

Year ended December 31, 2019

We used $69.5 million of cash for our investing activities during 2019. We used $22.5 million to purchase property and equipment. Our principal property and equipment investments were for our new building complex under construction in Rehovot, Israel. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain go to market activities. We entered the first building in January 2017. Other equipment purchases were primarily for the enhancement of our manufacturing capabilities to support new solution offerings. In addition, we used $15.7 million of cash for investments in certain unconsolidated entities and $28.3 million for investment in short-term bank deposits.

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

Cash flows from financing activities

Year ended December 31, 2019

We used $22.0 million of cash for financing activities during 2019. Cash used for financing activities was mainly attributable to the repayments of our Bank Loan in an amount of $27.3 million and was partially offset by $5.3 million cash proceeds from the exercises of stock options.

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

Capital resources and capital expenditures

Our total current assets amounted to $659.1 million as of December 31, 2019, of which $293.5 million consisted of cash and cash equivalents. Total current liabilities amounted to $159.9 million as of December 31, 2019.

Most of our cash and cash equivalents are held in banks in Israel and the U.S.

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

In the first quarter of 2019, we repaid the full outstanding principal amount of the Bank Loan, in an aggregate amount of $27.3 million, plus all interest accrued thereon, thereby fulfilling all of our remaining obligations under the Bank Loan Agreement. In connection with the repayment, the first-priority lien on all of our rights with respect to the property of our new office facility in Israel was remove.

Contractual obligations

For information concerning our material commitments as of December 31, 2019, see Item 5.F below (“Tabular Disclosure of Contractual Obligations”).

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

•

Revenue Recognition

•

Income Taxes

•

Inventories

•

Intangibles

•

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

The Company generates revenue from various services provided to customers, mainly from service type warranty, time and material services and direct manufacturing of parts. The transaction price is agreed upon in the contract and can be based on a fixed amount or on a time and material arrangement. Revenue from service is recognized ratably on a straight-line basis over the time of the service, as control is transferred over time or as services are performed if not under contract.

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

Income Taxes

Our effective tax rate is primarily impacted by the geographical mix of taxable income and loss. We record a tax provision for the anticipated tax consequences of our reported operating results. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws and tax rates in the jurisdictions in which we operate. We are subject to income taxes in Israel, the U.S. and other foreign jurisdictions. A significant portion of our income is taxed in Israel. We have realized and expect to continue to realize significant tax savings based on the determination that some of our industrial projects that have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rates, which were 24% in 2017, 23% in 2018 and 23% in 2019 and thereafter. We are also a Foreign Investors Company, or FIC, as defined by the Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Beneficiary Enterprises, depending on the level of foreign ownership. In addition, we are an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, are entitled to certain tax benefits.

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

Intangibles

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

During the years ended December 31, 2018 and 2017, the Company recorded impairment charges of $2.2 million in each of the two years, related to its definite life intangible assets. No impairment charges were recorded during 2019.

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. No goodwill impairment was recorded during the years ended December 31, 2019, 2018 and 2017.

Determining the fair value of our reporting units requires significant judgment, including judgments about the appropriate terminal growth rates, weighted average costs of capital and the amounts and timing of projected future cash flows. Projected future cash flows are based on our most recent budget, forecasts and strategic plans as well as certain growth rate assumptions. Potential changes in our costs and operating structure, the expected timing of utilization of synergies strategic opportunities, negative effect of exchange rate differences and overall weakness in the 3D printing marketplace, could negatively impact our near-term cash-flow projections and could trigger a potential impairment of our goodwill. In addition, failure to execute our strategic plans for our Stratasys-Objet reporting unit could negatively impact the fair value of our Stratasys-Objet reporting unit, and increase the risk of an additional goodwill impairment in the future. We will continue to monitor the fair value our Stratasys-Objet reporting unit to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, further significant decline in our share price, changes in management’s business strategy or downward changes of our cash flows projections, warrant further interim impairment testing. Refer to Note 7 to our audited financial statements included in Item 18 of this annual report for further information.

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

F. Tabular Disclosure of Contractual Obligations.

The following table summarizes our material known contractual obligations and commitments as of December 31, 2019 that we expect to require significant cash outlays in future periods:

	Payments Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	U.S. $ in thousands
Operating lease obligations	23,142	$9,456	$10,510	$3,060	$116
Purchase obligations	104,147	104,147	—	—	—

	$127,289	$113,603	$10,510	$3,060	$116

The total amount of unrecognized tax benefits for uncertain tax positions was $25.5 million as of December 31, 2019. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of resolution of audits, these obligations are not included in the above table.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

The following table lists the names and ages of our current directors, as well as the names, ages and positions of the current members of our senior management, as of the filing date of this annual report:

Name	Age	Position
Elchanan Jaglom	78	Chairman of the Board of Directors*
S. Scott Crump	66	Chairman of the Executive Committee and Chief Innovation Officer
Victor Leventhal	75	Director
John J. McEleney	57	Director
Dov Ofer	65	Director
Ziva Patir	69	Director
David Reis	59	Vice Chairman of the Board of Directors and Executive Director
Yair Seroussi	64	Director
Adina Shorr	59	Director
Yoav Zeif	53	Chief Executive Officer
Lilach Payorski	46	Chief Financial Officer

*Mr. Jaglom will be stepping down as Chairman of the Board effective as of May 17, 2020, and will be replaced by Dov Ofer as of that date. Mr. Jaglom will remain on the Board of Directors.

Elchanan Jaglom has served as Chairman of the Board of Directors since February 2015 and will remain in that position until May 17, 2020, at which time he will serve as a director. He also served as interim Chief Executive Officer from June 1, 2018 through February 17, 2020. From the Stratasys, Inc.- Objet Ltd. merger until February 2015, Mr. Jaglom served as the Chairman of the Executive Committee of our company. Prior to the Stratasys, Inc.- Objet Ltd. merger, he served as Chairman of Object’s board of directors from 2001 until the Stratasys, Inc.- Objet Ltd. merger. Mr. Jaglom also served as the Chairman of Diamond Capital Management Ltd., the investment manager of the Diamond Group of investment funds, until January 2, 2014. In parallel to his involvement with these entities, Mr. Jaglom has been involved in investment management of funds, private equity and venture capital investment since the early 1980s, focusing primarily on early-stage technology companies. He is currently a member of the Board of Trustees of the Tel Aviv Museum of Art and the Ben Gurion University of the Negev. He holds a bachelor’s degree in economics and statistics from the Hebrew University in Jerusalem and an M.B.A. from New York University.

S. Scott Crump has served as Chairman of the Executive Committee of the Board of Directors since February 2015 and as our Chief Innovation Officer since February 2013. Mr. Crump has also served since June 1, 2018 on the oversight committee of our board of directors that helped to support our interim chief executive officer in the management of our company during an interim period, until the start date for our permanent successor chief executive officer. Mr. Crump currently assists Mr. Zeif during Mr. Zeif’s initial period of transitioning into his roles and responsibilities within our company and with respect to the 3D printing industry. Mr. Crump previously served as Chairman of the Board of Directors from the Stratasys, Inc.- Objet Ltd. merger until February 2015, as Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys, Inc.- Objet Ltd. merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. During the period from 1982 to 1988, Mr. Crump was a co-founder and Vice President of Sales of IDEA, Inc., which later changed its name to SI Technologies, Inc., a leading manufacturer of force, load and pressure transducers. Mr. Crump continued to be a director and shareholder of that company until its sale to Vishay Intertechnologies, Inc. (NYSE: VSH) in April 2005. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

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

Dov Ofer has served as our director since July 2017, and effective as of May 17, 2020, will serve as our Chairman of the Board of Directors. Since June 1, 2018, Mr. Ofer has also served on the oversight committee of our board of directors that helped to support our interim chief executive officer in the management of our company during an interim period, until the start date of our permanent successor chief executive officer, Yoav Zeif. Mr. Ofer currently assists Mr. Zeif during Mr. Zeif’s initial period of transitioning into his roles and responsibilities within our company and with respect to the 3D printing industry. Mr. Ofer serves as the Chief Executive Officer of Lumenis Computerized Systems Ltd. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Kornit Digital Ltd. and Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.

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

David Reis was appointed Vice Chairman of the Stratasys Board of Directors on June 6, 2017, having earlier served as Executive Director since July 2016 and director since June 2013. Mr. Reis has also served as a key member of the board of directors’ oversight committee since June 1, 2018, which committee helped to support our interim chief executive officer in the management of our company during an interim period, until the start date of our permanent successor chief executive officer, Yoav Zeif. Mr. Reis currently assists Mr. Zeif during Mr. Zeif’s initial period of transitioning into his roles and responsibilities within our company and with respect to the 3D printing industry. In addition since 2017, Reis serves as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Highcon Ltd. He also served as a Director of Objet from 2003 until the closing of the Stratasys-Objet merger. Mr. Reis served as the Stratasys Chief Executive Officer from March 2009 until June 30, 2016 (and, prior to the Stratasys-Objet merger, as Objet's CEO). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Reis is also a graduate of the Harvard Business School Advanced Management Program.

Yair Seroussi has served as our director since July 2017. Mr. Seroussi has served as an independent director at DSP Group, Inc. (NASDAQ: DSPG) since February 2002. He serves as a Member of the Advisory Team at SkyFund, a leading mid-market Israeli private equity fund. He is a member of the Board of Governors of the Hebrew University, and Chairman of the Eli Hurvitz Strategic Management Institute at the Tel Aviv University. Mr. Seroussi served as chairman of the board of Bank Hapoalim from 2009 through 2016. Mr. Seroussi also served as the president of the Israeli Bank Association for four years. He served as a board member and as chairman of the audit committee of Bank Hapoalim from 1997 through 2002. Mr. Seroussi was the founder and head or Morgan Stanley Israel for 16 years. He was the founder and chairman of the Mustang Mezzanine Fund. He served as the chairman of the Investment Committee of Mivtachim, Israel’s largest pension fund, and was a member of various investments committees of private equity funds. Mr. Seroussi served as a director of Israel Corp and Frutarom Industries. Mr. Seroussi also served for over a decade in Israel’s Ministry of Finance, where he held several senior positions. Between the years 1987-1992, he served as Head of the Office of the Ministry of Finance in the U.S. and Head of the Commodities Division in NY. In 1991-1992, Mr. Seroussi was a member of the team that created the Yozma Program that initiated the Venture Capital industry in Israel. He holds a Bachelor’s degree in Economics and Political Science from the Hebrew University.

Adina Shorr has served as our director since having been appointed by the Board in July 2018, and was re-elected by our shareholders at our 2018 and 2019 annual general meetings of shareholders. Ms. Shorr has been the Chief Executive Officer of Scodix, a company that provides solutions to commercial printers, since September 2018. Prior to that time, she served as Chief Executive Officer and Chairman of the Board of Lucidlogix Technologies Ltd. from November 2013 to August 2018. Before that, Ms. Shorr had served as the Chief Executive Officer of CellGuide Ltd. (which was acquired by Lucidlogix) from October 2009 through October 2013. Ms. Shorr served as the Chief Executive Officer and President of Objet Ltd. (formerly known as Objet Geometries, Ltd.), one of the two predecessor companies to Stratasys Ltd., for a six-year period ending in March 2009, and also served as its President. She has extensive experience in leadership and management of technology, systems and solutions stemming from her over twenty-year career in the high-tech sector, both in the United States and Israel. She served as Corporate Vice President of Leaf Products at Creo Inc. from March 2000 to March 2003, where she initiated and led in 2000 the establishment of Leaf Products, a start-up for professional digital photography within Creo. Prior to that time, Ms. Shorr served for nine years at Scitex, four years of which she served as the President of the Scitex Input Division. Beginning in 1991, she worked in the United States for IBM in a sales support capacity and for Unisys in Program Management and was responsible for the management of the business facets of the Unisys Network Computing Division. Ms. Shorr has served as a director of Advanced Vision Technology Ltd. since June 2014 and was a director of Objet Geometries Ltd. and then Stratasys Ltd. from May 2012 to June 2013. Ms. Shorr holds an MBA and a BA, both with honors, from Michigan State University in East Lansing, Michigan.

Yoav Zeif has served as our chief executive officer since February 18, 2020. Prior to joining our company, from 2018 until February 2020, Mr. Zeif was a partner in the New York office of McKinsey & Company, a global strategic advisory firm that is based in New York. Before serving in that role, Mr. Zeif served as President of the Americas Division, Head of Product Offering and Chief Commercial Officer at Netafim, the world’s largest micro-irrigation company, from 2013 to 2018. Prior to that, he served as Senior Vice President of Products and Marketing at Makhteshim (now Adama Ltd.), a global crop-protection company, where he managed the entire portfolio of products and all global commercial relationships. Yoav obtained an Executive MBA from the Kellogg School of Management at Northwestern University and a Ph.D. in International Economics from Bar-Ilan University.

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

B. Compensation.

The following table presents all compensation that we paid, or accrued, during the year ended December 31, 2019 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table includes amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during that period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid or Accrued(1)	Pension, Retirement and Other Similar Benefits Accrued
All directors and members of senior management as a group (2)	$2,359,542(3)	$125,525

(1)

Does not include the value attributable to stock option or restricted stock unit (RSU) grants. For a discussion of stock option and RSU grants to our directors and members of senior management, see below.

(2)

Comprised of the current directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above, except that the total amount of compensation reflected in this table for the year ended December 31, 2019 does not include any compensation for our current chief executive officer, Mr. Zeif, since he was only appointed to his position effective as of February 18, 2020.

(3)

This compensation amount for the year ended December 31, 2019 excludes an aggregate of $0.2 million of bonuses that were paid in 2019 in respect of services that had been performed during the previous year. Includes a bonus in an amount of up to $150,000 that may be paid to Mr. Crump during 2020 in respect of services performed in 2019, which bonus requires the approval of our shareholders in order to be paid.

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

Director Compensation

The following table sets forth the directors’ fees, salary or other compensation (excluding value attributable to RSU grants and stock option grants, and excluding reimbursement for reasonable expenses incurred in connection with services) that are payable to each of our current directors:

Name of Director	Annual Fee/Salary(1)		Per Meeting Fee (In Person/ Telephonic/ Written Consent)
Elchanan Jaglom	$420,000	(2)	—
S. Scott Crump	$262,854	(3)	—
Victor Leventhal	$50,000		1,500/ $375/$325
John J. McEleney	$50,000		1,500/ $375/$325
Ziva Patir	$50,000	(4)	1,500/ $375/$325
David Reis	$323,696	(5)	—
Dov Ofer	$50,000	(6)	1,500/ $375/$325
Yair Seroussi	$50,000		1,500/ $375/$325
Adina Shorr	$50,000		1,500/ $375/$325

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

(3)

Constitutes the aggregate annual base salary payable to Mr. Crump for all of the services that he provides to our company, including in respect of his roles as Chairman of the Executive Committee and Chief Innovation Officer of our company. At our 2019 annual general meeting of shareholders, our shareholders furthermore approved a cash bonus of $150,000 for Mr. Crump in respect of his achievement of certain of his goals for the 2018 year and in light of his other significant contributions to our company as our Chief Innovation Officer, including in his active role on the oversight committee of the board, which had assisted our interim Chief Executive Officer during that year (as described below).

(4)	Does not include VAT that is due on the fees payable to Ms. Patir.

(5)

This constitutes the aggregate amount (not including VAT, which is due on fees payable to Mr. Reis) for Mr. Reis’ services to our company, including (i) $232,800 for his services as a board member, including in his role as Vice Chairman of the Board and (ii) $90,896 (the dollar equivalent of NIS 324,000, based on the representative NIS- U.S. dollar exchange rate published by the Bank of Israel for 2019) for his services as our Executive Director, plus (iii) other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car (estimated as a $33,665 amount, constituting the dollar equivalent of NIS 120,000, based on the 2019 representative exchange rate). In addition, for 2020 only, Mr. Reis is entitled to a one-time cash grant of $200,000 (which amount is not included in the above table), to be paid in twelve equal monthly installments over the course of 2020, in respect of the additional services that he provided on the oversight committee of the board, which had assisted our interim Chief Executive Officer in the management of our company, and for his current assistance to our new Chief Executive Officer in his initial period of transitioning into his roles and responsibilities within our company and with respect to the 3D printing industry.

(6)

As approved by our shareholders at our annual general meetings of shareholders in 2018 and 2019, respectively, Mr. Ofer was or is entitled to: (i) effective as of June 1, 2018, an additional $15,000 per month, until the start date of our new CEO, Mr. Zeif in February 2020, and (ii) effective as of January 1, 2020, a one-time cash grant of $200,000, to be paid in twelve equal monthly installments over the course of 2020, respectively. The 2018 grant was awarded in respect of the additional services that he provided on the oversight committee of the board, which had assisted our interim Chief Executive Officer in the management of our company. The 2019 grant was awarded, additionally, for the assistance that Mr. Ofer currently provides to our new Chief Executive Officer in in his initial period of transitioning into his roles and responsibilities within our company and with respect to the 3D printing industry.

Director/Officer Equity Compensation

Grants to directors who also support our senior management team

During the year ended December 31, 2018 and again on December 31, 2019, we granted equity to each of Messrs. Reis and Ofer in respect of the additional services that they have provided on the oversight committee of the board, which had assisted Mr. Jaglom in his role as our interim Chief Executive Officer. The December 2019 grant was also made in respect of the services that each of Messrs. Reis and Ofer will provide in assisting our new Chief Executive Officer in his initial period of transitioning into his roles and responsibilities within our company and with respect to the 3D printing industry.

As approved by our shareholders at our 2018 annual general meeting of shareholders, those 2018 grants consisted of (i) options to purchase 37,500 ordinary shares, and (ii) 18,500 RSUs, each representing one ordinary share, to each such director.

The options and RSUs granted in 2018 were subject to the following terms:

•

Time-Vesting. Two thirds (2/3) of the options, i.e., 25,000 options, and two thirds (2/3) of the RSUs, i. e., 12,333 RSUs, were to vest each month at a rate of 1,041 options per month and 513 RSUs per month over each of the twenty-four (24) months commencing with June 1, 2018, with 1,057 options and 534 RSUs vesting in respect of the last month of the 24-month period.

•

Performance-Vesting. One third (1/3) of the options, i.e., 12,500 options, and one-third (1/3) of the RSUs, i.e., 6,167 RSUs, were subject to performance-vesting milestones as follows:

◦

6,250 options and 3,084 RSUs were to vest if our non-GAAP operating margins for the full year of 2018 were at least four and one half percent (4.5%); and

◦

6,250 options and 3,083 RSUs were to vest if our revenues for the first half of 2019 were at least 100% of our revenues for the first half of 2018, as reflected in our reviewed financial statements, and net of any and all acquisitions or divestments.

The performance conditions for the performance-based RSUs granted in 2018 were met, and those RSUs have vested in their entirety. The RSUs granted in 2019 were to vest upon, and subject to, our achievement of revenue growth of at least 5% for the full 2020 calendar year relative to the full 2019 calendar year, as reflected in our audited financial statements for each of those years.

In addition, the options and RSUs (those granted in each of 2018 and 2019) were or are (as applicable) subject to the terms of our 2012 Omnibus Equity Incentive Plan with respect to a resignation by the director/grantee from the board, provided, that the vesting of the options and RSUs will accelerate in full (subject, in the case of performance-based RSUs, to achievement of the performance condition) if the term of office of the director/grantee is not be extended by the board or by any general meetings of our shareholders for additional terms through (i) the end of the 24-month vesting period (in the case of time-vesting options and RSUs) or (ii) the determination as to whether the performance-based vesting condition has been met (in the case of performance-based vesting RSUs).

Grants to independent/non-employee directors

At our 2016 annual general meeting of shareholders, our shareholders approved the following equity package for each of our independent and non-executive directors, which package is also granted to (i) Messrs. Ofer and Seroussi, who were initially elected as directors at our 2017 annual general meeting of shareholders, and (ii) Ms. Shorr, who was initially elected as a director by our shareholders at our 2018 annual general meeting of shareholders:

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

Office Holder Compensation

The table below outlines the compensation granted to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2019, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)

Name and Principal Position(2)	Base Salary	Variable Compensation(3)	Benefit and Perquisites(4)	Other Compensation(5)	Total Compensation, Excluding Equity-Based Compensation	Equity-Based Compensation(6)	Total
Andy Midelton, EVP Corporate and Business Development	$321,058	$176,253	$—	$953,840	$1,451,151	$144,631	$1,595,782

Richard Garrity, Americas President	$300,000	$112,443	$151,502	$—	$563,945	$702,697	$1,266,642

Nadav Goshen, CEO of MakerBot	$327,187	$85,052	$313,476	$—	$725,715	$504,247	$1,229,962

Shuli Shaharabni Ishai, EVP, Global Human Resources	$332,600	$123,934	$71,099	$—	$527,633	$593,318	$1,120,951

Lilach Payorski, Chief Financial Officer	$311,891	$115,307	$68,696	$—	$495,894	$558,082	$1,053,976

(1)	All amounts reported in the table are in terms of cost to the Company in U.S. dollars, as recorded in our financial statements.

(2)

All current executive officers listed in the table are full-time employees or consultants of our company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2019.

(3)	Amounts reported in this column refer to commission, incentive and the maximum contractual bonus payments potentially payable for 2019.

(4)

Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, house or house allowance, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines.

(5)	“Other compensation” consists of severance payments received by the subject executive, who is no longer employed by our company.

(6)

Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2019 with respect to equity-based compensation. Equity-based compensation is determined based on the awards’ fair value on their grant date. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements, which are included in Item 18 of this annual report.

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

As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors is elected annually, at our annual general meeting of shareholders. The vote required for the election of each director is a majority of the voting power represented at the meeting and voting on the election proposal. Following our 2019 annual general meeting of shareholders that took place in December 2019, the current members of our board consist of the Chairman — Elchanan Jaglom, the Chairman of the Executive Committee—S. Scott Crump, Victor Leventhal, John J. McEleney, Dov Ofer, Ziva Patir, David Reis (an Executive Director and Vice Chairman of the Board), Yair Seroussi and Adina Shorr. For more information, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below.

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

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager (i.e., its CEO).

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

The NASDAQ Listing Rules also require that the compensation of the chief executive officer and all other executive officers of our company be determined, or be recommended to the board for determination, by a compensation committee consisting solely of independent directors (subject to a minimum of two committee members).

We initially appointed our compensation committee in mid-2013. The committee currently consists of Victor Leventhal, Ziva Patir and John McEleney. Victor Leventhal serves as chairman of the committee. Our board of directors has determined that each of Messrs. Leventhal and McEleney, and Ms. Patir, meets the independence requirements set forth in the Listing Rules of the NASDAQ Stock Market and in Rule 10C-1 under the Exchange Act.

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

Oversight Committee

Upon the resignation of our then Chief Executive Officer, Mr. Ilan Levin, effective as of the start of June 2018, our board of directors established an oversight committee of the board, whose role was to provide support to our interim Chief Executive Officer in the day-to-day management of our company. The members of that committee consist of Messrs. Crump, Ofer and Reis. Following the hiring of Mr. Yoav Zeif as our permanent new Chief Executive Officer, the role of the members of that committee has shifted to providing the support and assistance needed by the new CEO in his initial period of transitioning into his roles and responsibilities within the company and with respect to the 3D printing industry.

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

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•

financial liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the above mentioned foreseen events and amount or criteria;

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

D. Employees

The number of our full-time equivalent employees, and the distribution of employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2019, 2018 and 2017 are set forth in the two tables below.

	Number of full-time equivalent employees
	by region as of December 31,
Region	2019	2018	2017
Americas*	1,355	1,353	1,387
Israel	538	523	514
Europe	203	186	200
Asia Pacific	172	170	165
Total	2,268	2,232	2,266

	Number of full-time equivalent employees
	by function as of December 31,
Division	2019	2018	2017
Operations and support	809	801	836
Research and development	392	390	398
Customer service	259	301	285
Sales and marketing	408	331	331
General and administrative	400	409	416
Total	2,268	2,232	2,266

* Includes employees in Latin America.

During the years covered by the above tables, we did not employ a significant number of temporary employees.

The small increase in the size of our workforce in 2019 was not material. The moderate decrease in the size of our workforce in 2018 was due to our implementation of operational efficiencies, which included elimination of excess employees in certain divisions of our company in 2018.

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

E. Share Ownership.

The following table lists, as of February 14, 2020, the number of our ordinary shares owned, and stock options held, by each of the directors and members of our senior management who served as such during the year (including for part of the year) ended December 31, 2019:

	Shares of Stratasys(1)			Stratasys stock options and RSUs(2)
				Number held(4)
Name	Number of shares beneficially owned(3)		Percent of outstanding shares beneficially owned(3)	Already vested or vesting within 60 days	Not vesting within 60 days	Exercise price per Share (for options)	Expiration Date (for options)
Elchanan Jaglom	2,231,144	(6)	4.1%	—	—
Chairman of the Board(5)

S. Scott Crump	545,723	(7)	*	100,000	—	$82.15	June 21, 2023
Chairman of the Executive Committee				68,750	31,250	$19.96	April 6, 2027

Victor Leventhal	47,179	(8)	*	19,179	—	$74.95	December 1, 2022
Director				5,000	—	$21.44	June 4, 2026
				10,000	—	$23.41	July 18, 2027
				10,000	—	$19.59	September 13, 2028

John J. McEleney	68,500		*	16,500	—	$82.15	June 21, 2023
Director				22,000	—	$103.30	August 8, 2020
				10,000	—	$21.44	June 4, 2026
				10,000	—	$23.41	July 18, 2027
				10,000	—	$19.59	September 13, 2028

Dov Ofer	72,855	(9)	*	10,000	—	$23.41	July 18, 2027
Director				10,000	—	$21.82	September 13, 2028
				22,902	2,098	$22.28	October 4, 2028
				12,500	—	$22.28	October 4, 2028
				2,052	1,047	$—	October 4, 2028

Ziva Patir	59,582		*	29,582	—	$82.15	June 21, 2023
Director				10,000	—	$21.44	June 4, 2026
				10,000	—	$23.41	July 18, 2027
				10,000	—	$19.59	September 13, 2028

David Reis	90,289	(10)	*	22,902	2,098	$22.28	October 4, 2028
Vice Chairman of the Board and Executive Director				6,250	6,250	$22.28	October 4, 2028
				2,052	1,047	$—	October 4, 2028

Yair Seroussi	20,000		*	10,000	—	$23.41	July 18, 2027
Director				10,000	—	$21.82	September 13, 2028

Adina Shorr	43,470		*	10,000	—	$22.47	October 13, 2028
Director

Lilach Payorski	*	(11)	*
Chief Financial Officer

*	Constitutes less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.

(2)

For a description of Stratasys’ equity incentive plans, please see “Stock Option and Share Incentive Plans” in this Item below. All options and RSUs granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.

(3)

In accordance with Rule 13d-3 under the Exchange Act, the number of shares and the percentages shown for individual directors and officers include any ordinary shares underlying stock options and RSUs held by any such person that vest within 60 days of February 14, 2020 and that are also reflected in the column titled “Stratasys stock options and RSUs—Number held — Already vested or vesting within 60 days.” Further in keeping with such Rule 13d-3, the computation of percentage ownership is based upon 54,443,003 ordinary shares outstanding at February 14, 2020, plus such number of ordinary shares as such person (but not any other person) had the right to receive upon the exercise or settlement of vested stock options or RSUs (as applicable) within 60 days thereof.

(4)	Each stock option is exercisable for one ordinary share, and each RSU represents the right to receive one ordinary share.

(5)	Mr. Jaglom served as Chairman of the Board throughout 2019 and will serve in that position until May 17, 2020, at which time he will step down and will serve as a director instead.

(6)

Consists of (i) 1,762,592 ordinary shares held by Samson Capital, LLC and (ii) 468,552 ordinary shares held by HCK Holdings LLC (formerly known as Hancock LLC), with respect to which Mr. Jaglom may be deemed to possess shared voting and dispositive power. Mr. Jaglom disclaims beneficial ownership of all of the ordinary shares that may be deemed to be beneficially owned by him except to the extent of his pecuniary interest therein.

(7)	Includes 176,294 ordinary shares owned of record by Mr. Crump’s wife.

(8)	Beneficial ownership over these ordinary shares is shared by Mr. Leventhal with his spouse and with the trustee of a family trust.

(9)

Consists of (i) 15,401 ordinary shares that have been issued to Mr. Ofer following the vesting and settlement of RSUs, as well as (ii) an additional 57,454 ordinary shares issuable to Mr. Ofer upon the settlement of RSUs (2,052) and exercise of options (55,402) granted to him, which RSUs and options have vested or will vest within 60 days of February 14, 2020. In addition to the foregoing RSUs (and additional RSUs that will vest upon the lapse of additional time), Mr. Ofer also holds additional RSUs which will vest upon the fulfillment of certain performance-based conditions. See “Item 6.B Compensation — Director/Officer Equity Compensation — Grants to directors who also support our senior management team” above for a description of those performance-based RSUs. In accordance with the SEC’s beneficial ownership rules, those performance-based RSUs and the underlying ordinary shares are not included in Mr. Ofer’s beneficial ownership in the above table since there is no assurance that the performance-based condition for vesting will be met.

(10)

Consists of (i) 43,684 ordinary shares held by Mr. Reis, (ii) 15,401 additional ordinary shares that have been issued to Mr. Reis following the vesting and settlement of RSUs, as well as (iii) an additional 31,204 ordinary shares issued or issuable to Mr. Reis upon the settlement of RSUs (2,052) and exercise of options (29,152) granted to him, which RSUs and options have vested or will vest within 60 days of February 14, 2020. In addition to the foregoing RSUs (and additional RSUs that will vest upon the lapse of additional time), Mr. Reis also holds additional RSUs which will vest upon the fulfillment of certain performance-based conditions. See “Item 6.B Compensation — Director/Officer Equity Compensation — Grants to directors who also support our senior management team” above for a description of those performance-based RSUs. In accordance with the SEC’s beneficial ownership rules, those performance-based RSUs and the underlying ordinary shares are not included in Mr. Reis’ beneficial ownership in the above table since there is no assurance that the performance-based condition for vesting will be met.

(11)

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

2012 Omnibus Equity Incentive Plan

Our 2012 Omnibus Equity Incentive Plan, which became effective at the effective time of the Stratasys, Inc.- Objet Ltd. merger, provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to our company or any of our affiliates. Following the approval of the 2012 Plan by the Israeli tax authorities, we have only granted options or other equity incentive awards under the 2012 Plan. All previously-granted options and awards under our Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan have expired. Under the 2012 Plan, there were 2,500,000 ordinary shares originally reserved for issuance, none of which was granted prior to the effectiveness of the Stratasys, Inc.-Objet Ltd. merger. Upon the adoption of an amendment to the 2012 Plan at our extraordinary general meeting of shareholders in February 2013, the reserved pool under the plan consisted of 4,000,000 shares, which was to be automatically increased annually on January 1 (beginning on January 1, 2014) by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by our board of directors, if so determined prior to the January 1 on which the increase will occur. Pursuant to that provision, on each of January 1, 2015, 2016, 2017 and 2018, the pool of shares under the 2012 Plan was automatically increased by 500,000 shares, to 5,000,000 shares, 5,500,000, 6,000,000 and 6,500,000 shares total, respectively. On January 1, 2019, the pool of shares was further increased by an additional 200,000 shares, to 6,700,000, and on January 1, 2020, the pool of shares was further increased by an additional 500,000 shares to 7,200,000.

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

The following table presents certain option data information for the above-described stock option and share incentive plans as at February 14, 2020:

Plan	Total Ordinary Shares Reserved for Grants	Aggregate Number of Awards Granted out of Reserve, Net of Cancellations	Shares Available for Future Grants	Aggregate Number of Awards Outstanding	Weighted Average Exercise Price of Outstanding Options
2012 Plan	7,200,000	5,674,227	1,525,773	4,291,182	$31.17

On September 3, 2013, we filed a registration statement on Form S-8 to register the issuance of ordinary shares underlying options granted or to be granted under the 2012 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

Ownership by Major Shareholders

The following table presents the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our major shareholders), based on the most recent beneficial ownership reports filed with the SEC by such persons on or before February 14, 2020. The data presented is based on information provided to us, or disclosed in public filings with the SEC, by the major shareholders.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. The table below includes the number of shares underlying options that are exercisable within 60 days after February 14, 2020. Shares issuable upon the exercise of such options are deemed to be outstanding for the purpose of computing the ownership percentage of the person, entity or group holding such options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person, entity or group. The ownership percentages reflected below are based on 54,443,003 ordinary shares outstanding as of February 14, 2020.

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

Beneficial Owner	Ordinary Shares	Options Exercisable within 60 Days	Total Beneficial Ownership	Percentage Ownership
ARK Investment Management LLC	8,463,934 (1)	—	8,463,934	15.5%
PRIMECAP Management Company	7,435,700 (2)	—	7,435,700	13.7%
Sumitomo Mitsui Trust Holdings, Inc.	5,803,042 (3)	—	5,803,042	10.7%

(1)

Represents shares beneficially owned as of December 31, 2019, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by ARK Investment Management LLC on February 14, 2020. As indicated in that amended statement, ARK Investment Management LLC possesses sole voting and dispositive power with respect to 6,314,061 of those ordinary shares, shared voting power with respect to 606,361 of those ordinary shares, and sole dispositive power with respect to all 8,463,934 ordinary shares beneficially owned by it.

(2)

Represents shares beneficially owned as of December 31, 2019, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by PRIMECAP Management Company on February 12, 2020. As indicated in that amended statement, PRIMECAP Management Company possesses sole voting and dispositive power with respect to all such 7,435,700 ordinary shares.

(3)

Represents shares beneficially owned as of December 31, 2019, as indicated in an amended statement of beneficial ownership on Schedule 13G/A filed by this shareholder on February 12, 2020. The shares held by this shareholder may be deemed to be beneficially owned by its subsidiaries (i) Nikko Asset Management Co., Ltd. and (ii) Nikko Asset Management Americas, Inc. (5,458,115 of these shares).

Changes in Percentage Ownership by Major Shareholders

In 2017, the percentage ownership of our former major shareholder—Elchanan Jaglom— declined, due to decreases in the number of ordinary shares held by each of Samson Capital LLC and Hancock LLC (entities that held our ordinary shares that were deemed beneficially owned by Mr. Jaglom). In 2018, a further reduction in the number of shares held by Samson Capital LLC resulted in Mr. Jaglom ceasing to be a 5% or greater shareholder. The percentage ownership of Mr. Jaglom declined from 5.5% to 5.1% in 2017, and then was further reduced to 4.5% in 2018.

During 2017 and 2018, PRIMECAP Management Company, one of our major shareholders, increased its percentage ownership of our ordinary shares from 9.5% to 11.7%, and then to 14.2%. In 2019, its percentage ownership declined to 13.7%.

Fisher Investments, a former 5% or greater shareholder, decreased in ownership from 5.9% to 5.7% in 2017, and then further decreased to 5.2% in 2018 and then below 5% in 2019.

ArrowMark Colorado Holdings LLC became a 5% or greater shareholder of ours for the first time as of the end of 2017, having acquired 8.0%. It did not acquire or dispose of any ordinary shares in 2018. In 2019, its ownership was reduced below 5%.

Sumitomo Mitsui Trust Holdings, Inc. and its affiliates first acquired greater than 5% of our outstanding ordinary shares during 2019, having reported holding 10.1% as of the end of August 2019. As of the end of 2019, their percentage ownership increased to 10.7%.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 14, 2020, there were 70 holders of record of our shares, of which 44 record holders holding approximately 99.99% of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record approximately 99.2% of our outstanding ordinary shares on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions.

Except as described below or elsewhere in this annual report, since January 1, 2019, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

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

Employment and Consulting Agreements with Directors and Executive Officers

Employment agreement with our Chief Executive Officer

In conjunction with his appointment as our chief executive officer, or CEO, Yoav Zeif is party to an employment agreement with us, effective as of February 18, 2020. Under the agreement, Mr. Zeif serves as our full-time CEO for an indefinite period (subject to the termination provisions referenced further below) and receives, in respect thereof, a monthly salary of NIS 175,000 (approximately $50,140, based on the current NIS-dollar exchange ratio). Mr. Zeif may be entitled to an annual cash bonus within a range of 50% to 150% of his annual base salary, as to be determined by our board of directors (following requisite approval from the compensation committee thereof) based on achievement of company-related goals (and subject to the achievement of threshold level goals for the receipt of a minimum bonus).

In addition to cash compensation, Mr. Zeif receives annual grants of RSUs. For his initial year of employment, he will receive RSUs that are equal in value to $800,000 (subject to a cap of 55,000 RSUs). In subsequent years, Mr. Zeif will be entitled to grants of RSUs equal in value to $1.2 million or $800,000, depending on whether the average closing Stratasys share price for the 30-day period prior to the grant date is $20 or above, or below $20, respectively, and in the latter case, the number of RSUs to be granted to Mr. Zeif will be capped at 55,000. Two-thirds of the RSUs that are granted for any such year (whether initial or subsequent) will be subject to a four-year vesting schedule (commencing on the one-year anniversary of the relevant grant date, followed by 12 equal quarterly vesting periods thereafter). The vesting of the remaining one-third of the RSUs granted in any such year will be conditioned on the satisfaction of performance-based metrics that will be determined by our board of directors and that will cover not more than four calendar years.

Besides annual equity compensation, Mr. Zeif will receive, within the first 14 days of his employment, a one-time, special upside grant of options to purchase 300,000 ordinary shares, with an exercise price that will equal the average of the Stratasys closing share price for the 30 days following his commencement of employment. These special upside options will vest and become exercisable in two groups of 150,000 options each, in accordance with the schedule described in the following sentence, if the average closing Stratasys share price reaches two respective levels— $10 or $20 above the 30-day average closing price prior to his commencement of employment— for a consecutive six-month period following the commencement of his employment. If and when the relevant closing price level is met for the requisite consecutive six-month period, the relevant 150,000 options will vest in equal installments of 18,750 each over the next eight consecutive quarters, assuming continued employment. Any options granted pursuant to the special upside grant that are not yet vested will be subject to accelerated vesting in the event that Mr. Zeif’s employment is terminated or he resigns for good reason in connection with, or within 12 months following, a change of control transaction for which the value of our company (or our assets, if applicable) reflected in the transaction as of its closing date exceeds the respective price level that initially triggers vesting.

Under the employment agreement, Mr. Zeif is entitled to customary additional benefits, including a pension arrangement, disability insurance and severance pay contributions by us, study fund contributions by us, use of a car, annual vacation, sick leave and reimbursement for business-related, reasonably-necessary travel, lodging and related expenses. In the event of termination of Mr. Zeif’s employment by our company (other than for cause, or due to Mr. Zeif’s violation of his below-described undertakings) or by Mr. Zeif for good reason, Mr. Zeif will be entitled to an “adjustment” payment equal to six months’ base salary, in addition to a three-month (in the first year of employment) or six-month (at any time thereafter) notice period (other than in a case of termination for cause, when that notice is not required).

In connection with his execution of the employment agreement, Mr. Zeif has agreed to certain customary undertakings in favor of our company that cover confidentiality, non-competition, non-solicitation and assignment of inventions.

In order to induce Mr. Zeif to accept our employment offer and in connection with his relocation from the United States to the our principal executive offices in Israel related to his hiring, we will pay him a signing/relocation bonus of $300,000, of which $100,000 will be repayable if his employment is terminated by us for cause or he resigns other than for good reason during his first 12 months of employment.

Consulting arrangement with an entity affiliated with Elchanan Jaglom

An entity affiliated with Elchanan Jaglom, the current Chairman of the board of directors (until May 17, 2020), and our interim Chief Executive Officer, has provided consulting and director services to us pursuant to an oral arrangement that was approved by our board of directors and shareholders. The monthly amount payable to that entity under this arrangement is $35,000, plus VAT, currently. The consulting arrangement, which is not recorded in a written agreement, has no set term and may be terminated by either party at will upon written notice.

C. Interests of Experts and Counsel.

Not required.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

The consolidated financial statements and other financial information for our company required by SEC are included in this annual report beginning on page F-1.

Export Sales

The following table presents total export sales by Stratasys, Ltd for each of the fiscal years indicated (in thousands):

	2019	2018	2017
Total Export Sales*	$216,384	$251,099	$260,645
as a percentage of Total Sales	34.0%	37.9%	39.0%

*	Export sales, as presented, are defined as sales to customers located outside of North America and Israel (where our dual headquarters are located).

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

Patent Law-Based Claim

On November 23, 2017, a former employee, whose employment had been terminated by our company in 2008 and who had previously unsuccessfully filed a suit against our company, brought an additional proceeding against us under Section 134 of the Israeli Patent Law seeking compensation and royalties for service inventions he invented while he served as an employee of our company. In this new proceeding, the former employee claimed to be entitled to receive royalties in an amount equal to: (a) 20% of the benefits, revenues and /or savings generated by our company in the past and in the future, including the rise in the value of our company, as determined in the merger with Stratasys Inc., which took place in December 2012; (b) 20% of the gross profit generated by our company in the past and 9% of the gross profit produced and that will be produced by our company; (c) 20% of the gross profit generated by our company in the past and the relative share of the former Objet entity of our company in the total gross profit produced and that will be produced by our company; or (d) 20% of the value of the service inventions at issue. The former employee further sought an order of accounts. Our company rejected the claims that served as a basis for the proceeding.

On February 2, 2020, the parties reached an agreement and requested from the authorized committee under the Israeli Patent Law to dismiss the claims against us, without any required payments by either party to one another under Section 134 of the Patent Law. On February 11, 2020, the committee approved the dismissal of the claim, without any required payments to the former employee, in accordance with the agreement of the parties.

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

A. Listing Details and C. Market.

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

Under our amended articles, if the share capital is divided into classes, the alteration of the rights, privileges, preferences or obligations of any class of share capital requires approval by a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class).

Further exceptions to the simple majority vote requirement are the approval of the compensation terms of the chief executive officer and the approval of the simultaneous service of one individual as both the chief executive officer and chairman of the board (for up to three years at a time), which require a special majority of disinterested, non-controlling shareholders, and a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

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

C. Material Contracts.

We have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A—“History and Development of the Company”, Item 4.B—“Business Overview”, Item 5.B—“Operating and Financial Review and Prospects—Liquidity and Capital Resources”, Item 6.C—“Board Practices—Director Service Contracts” and Item 7.B—“Related Party Transactions”.

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

Israeli resident individuals

Capital Gain

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2019) unless the benefiting provisions of an applicable treaty applies.

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

Israeli resident corporations

Capital Gain

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described in “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure” in Item 4.B above, the corporate tax rate was 24% in 2017, and has been 23% since 2018.

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

Non-Israeli Residents

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2017 and 23% since 2018), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is Significant Shareholder at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2019) unless contrary provisions in a relevant tax treaty applies.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 649,560 for 2019, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

U.S. Federal Income Tax Considerations

Subject to the limitations described in the following paragraphs, the discussion below describes the material U.S. federal income tax consequences to a beneficial owner of our ordinary shares, referred to in this discussion as a U.S. holder that is:

•

an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia;

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

•

are broker dealers or insurance companies;

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

The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, to which we refer as the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return. If you are not required to file an income tax return or other return for the tax year, file the form directly with the IRS Service Center in Ogden, UT 84201-0201. Even if a QEF election is not made, a United States person who is a shareholder in a PFIC must file every year a completed IRS Form 8621 or other form as may be prescribed by the IRS pursuant to legislation requiring annual reports with respect to PFICs.

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

Although we do not believe that we were a PFIC in 2019, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2020 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

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

Information Reporting and Backup Withholding

U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to backup withholding at a rate of 24% unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and backup withholding at a rate of 24% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

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

The majority of our balance sheet exposure relates to foreign currency assets and liabilities in entities which their functional currency is Euro. Our net Euro balance sheet exposure as of December 31, 2019 was approximately $90.1 million.

Our total revenues amounted to $636.1 million in 2019, of which approximately 14.7% were denominated in Euros. During 2019, our Euro-denominated revenues exceeded our Euro-denominated expenses. Conversely, our expenses denominated in shekels are higher than our expected shekel-denominated revenues. For those currencies which do not have a sufficient natural hedge within our operations (such as offsetting revenues and expenses recorded in a given currency, or some other hedge), we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results. In 2019, we entered into hedging transactions to reduce our potential currency exposure related to the U.S. dollar against each of the Euro and the New Israeli Shekel. Our foreign exchange forward contracts in effect as of December 31, 2019 were for the conversion of Euro 86.4 million into USD and $33.1 million into NIS.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

(i) A change of 10% in the value of the Euro relative to the U.S. dollar in the year ended December 31, 2019 would have resulted in a change in the U.S. dollar reporting value of our consolidated operating income of $4.0 million for that year, mainly due to revenues earned in Euros.

(ii) A change of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2019 would have resulted in a change in the dollar-reported value of our consolidated operating income of $10.2 million, mainly due to shekel-recorded expenses.

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

Interest Rate Risk

Our cash and cash equivalents are held primarily in bank deposits with maturities of less than 90 days, and our short-term bank deposits have maturities of more than 90 days. Both are subject to limited interest rate risk, with an average interest rate of 2.57%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2019, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2019.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2019, our internal control over financial reporting is effective based on those criteria.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth, for the years ended December 31, 2019 and 2018, the fees billed to us and our subsidiaries by our principal accountant. (1)

	Year ended
	December 31,
	2019	2018
Audit fees (2)	$853,700	$933,200
Tax fees (3)	65,666	116,132
All other fees (4)	6,800	6,800
Total	$926,066	$1,056,132

(1)

Comprised by fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, or Kesselman & Kesselman (which served as our principal accountant with respect to the years ended December 31, 2019 and 2018).

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

•

Compensation Committee Charter: Under Israeli law, we are not required to adopt, and our company has not adopted, a formal written compensation committee charter for the compensation committee of our board of directors, as is generally required for U.S. domestic issuers under NASDAQ Listing Rule 5605(d)(1). We comply with all other NASDAQ Listing Rules related to the composition, responsibilities and authority of the compensation committee.

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

DECEMBER 31, 2019

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Stratasys Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Stratasys Ltd. and its subsidiaries (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes and schedule of valuation and qualifying accounts and reserves for each of the three years in the period ended December 31, 2019 appearing under Item 18 (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in accounting principle

As discussed in note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Stratasys-Objet Reporting Unit

As described in Notes 1 and 7 to the consolidated financial statements, the Company's consolidated goodwill balance was $386 million at December 31, 2019 all of which is allocated to the Stratasys-Objet Reporting Unit. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a discounted cash flow model. Management's cash flow projections for the Stratasys-Objet Reporting Unit included significant judgments and assumptions relating to terminal growth rates, weighted average cost of capital and the amount and timing of projected future cash flows.

The principal consideration for our determination that performing procedures relating to the goodwill impairment assessment of the Stratasys-Objet Reporting Unit is a critical audit matter is the significant judgement by management when calculating the fair value measurement of the reporting unit. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management's significant assumptions, including terminal growth rates, weighted average cost of capital and the amount and timing of projected future cash flows. In addition, the audit effort involved the use of professionals with specialized skills and knowledge to assist in evaluating the appropriateness of management's model and evaluating the reasonableness of the assumptions used in the model.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Company's reporting unit. These procedures also included, among others, testing management's process for developing the fair value estimate for the reporting unit, evaluating the appropriateness of the discounted cash flow model, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the significant assumptions used by management, including the terminal growth rates, weighted average cost of capital and the amount and timing of projected future cash flows. Evaluating management's assumptions related to terminal growth rates, weighted average cost of capital and the amount and timing of projected future cash flows involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

February 26, 2020

We have served as the Company’s auditor since 2012.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in thousands, except share data)

December 31,	2019	2018
ASSETS

Current assets
Cash and cash equivalents	$293,484	$393,167
Short-term deposits	28,300	—
Accounts receivable, net	132,558	138,146
Inventories	168,504	123,524
Prepaid expenses	6,567	6,398
Other current assets	29,659	22,936
Total current assets	659,072	684,171
Non-current assets
Property, plant and equipment, net	189,706	188,150
Goodwill	385,658	385,849
Other intangible assets, net	87,328	107,274
Operating lease right-of-use assets	20,936	—
Other non-current assets	38,819	22,810
Total non-current assets	722,447	704,083
Total assets	$1,381,519	$1,388,254

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$35,818	$45,855
Current portion of long-term debt	—	5,143
Accrued expenses and other current liabilities	28,528	39,115
Accrued compensation and related benefits	34,013	31,703
Deferred revenues	52,268	53,965
Operating lease liabilities - short term	9,292	—
Total current liabilities	159,919	175,781
Non-current liabilities
Long-term debt	—	22,000
Deferred revenues - long-term	16,039	18,422
Operating lease liabilities - long term	12,445	—
Other non-current liabilities	35,343	29,084
Total non-current liabilities	63,827	69,506
Total liabilities	$223,746	$245,287
Contingencies (see note 10)
Redeemable non-controlling interests	622	852
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 54,441 thousands shares and 53,881 thousands shares issued and outstanding at December 31, 2019 and 2018, respectively	148	146
Additional paid-in capital	2,706,894	2,681,048
Accumulated other comprehensive loss	(7,716)	(7,753)
Accumulated deficit	(1,542,175)	(1,531,326)
Total equity	1,157,151	1,142,115

Total liabilities and equity	$1,381,519	$1,388,254

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

Years Ended December 31,	2019	2018	2017
Net sales
Products	$430,746	$456,504	$474,286
Services	205,334	206,733	194,076
	636,080	663,237	668,362
Cost of sales
Products	182,430	203,622	219,020
Services	139,958	134,391	126,565
	322,388	338,013	345,585
Gross profit	313,692	325,224	322,777

Operating expenses
Research and development, net	94,253	98,964	96,237
Selling, general and administrative	231,138	235,107	257,063
	325,391	334,071	353,300
Operating loss	(11,699)	(8,847)	(30,523)
Financial income, net	4,555	633	1,047
Loss before income taxes	(7,144)	(8,214)	(29,476)
Income taxes expense	3,523	4,736	9,273
Share in profits (losses) of associated companies	(412)	1,725	(1,710)
Net loss	(11,079)	(11,225)	(40,459)
Net loss attributable to non-controlling interests	(230)	(261)	(478)
Net loss attributable to Stratasys Ltd.	$(10,849)	$(10,964)	$(39,981)

Net loss per ordinary share attributable to Stratasys Ltd.
- basic and diluted	$(0.20)	$(0.22)	$(0.75)

Weighted average ordinary shares outstanding.
- basic and diluted	54,260	53,751	52,959

Comprehensive Loss
Net loss	$(11,079)	$(11,225)	$(40,459)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(580)	227	6,102
Unrealized gains (losses) on derivatives designated as cash flow hedge	617	(957)	354
Other comprehensive income (loss), net of tax	37	(730)	6,456
Comprehensive loss	(11,042)	(11,955)	(34,003)
Less: Comprehensive loss attributable to non-controlling interests	(230)	(261)	(478)
Comprehensive loss attributable to Stratasys Ltd.	$(10,812)	$(11,694)	$(33,525)

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
(in thousands)

Years Ended December 31, 2019, 2018, and 2017

					Accumulated
	Ordinary Shares		Additional		Other	Equity
	Number of		Paid-In	Accumulated	Comprehensive	attributable to	Non-controlling	Total
	shares	Par Value	Capital	deficit	Loss	Stratasys Ltd.	Interests	Equity
Balances, January 1, 2017	52,639	142	2,633,129	(1,483,925)	(13,479)	1,135,867	131	1,135,998
Issuance of shares in connection with stock-based compensation plans	743	2	6,557	—	—	6,559	—	6,559
Stock-based compensation	—	—	17,722	—	—	17,722	—	17,722
Issuance of shares for settlements of obligations in connection with acquisitions and other related items	249	1	5,866	—	—	5,867	—	5,867

Divestment of non-controlling interests							(30)	(30)
Comprehensive loss	—	—	—	(39,981)	6,456	(33,525)	(84)	(33,609)
Balance as of December 31, 2017	53,631	145	2,663,274	(1,523,906)	(7,023)	1,132,490	17	1,132,507
Cumulative effect of changes in accounting principles	—	—	—	3,544	—	3,544	—	3,544
Issuance of shares in connection with stock-based compensation plans	250	1	3,023	—	—	3,024	—	3,024
Stock-based compensation	—	—	15,686	—	—	15,686	—	15,686
Purchase of redeemable non-controlling interests			(935)	—	—	(935)	—	(935)
Divestment of non-controlling interests	—	—	—	—	—	—	26	26
Comprehensive loss	—	—	—	(10,964)	(730)	(11,694)	(43)	(11,737)
Balance as of December 31, 2018	53,881	146	2,681,048	(1,531,326)	(7,753)	1,142,115	—	1,142,115
Issuance of shares in connection with stock-based compensation plans	560	2	5,282	—	—	5,284	—	5,284
Stock-based compensation	—	—	20,564	—	—	20,564	—	20,564
Comprehensive loss	—	—	—	(10,849)	37	(10,812)	—	(10,812)
Balance as of December 31, 2019	54,441	$148	$2,706,894	$(1,542,175)	$(7,716)	$1,157,151	$—	$1,157,151

* Represents an amount less than 0.5 thousand

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2019	2018	2017
Cash flows from operating activities
Net loss	$(11,079)	$(11,225)	$(40,459)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Impairment of other long-lived assets	776	7,260	6,759
Depreciation and amortization	50,942	61,250	66,635
Stock-based compensation	20,564	15,686	17,722
Foreign currency transaction loss (gain)	(1,900)	5,140	(10,429)
Deferred income taxes	(2,393)	(3,956)	(2,549)
Gain from sale of unconsolidated entity	(3,578)	(7,908)	788
Share in (profits) losses of associated companies	412	(1,724)	1,710
Other non-cash items	(103)	582	2,400

Change in cash attributable to changes in operating assets and liabilities, net of the impact of acquisitions or divestitures:
Accounts receivable, net	4,967	(8,884)	(7,581)
Inventories	(48,647)	(16,124)	2,174
Net investment in sales-type leases	2,911	7,437	12,196
Other current assets and prepaid expenses	(5,847)	446	1,100
Other non-current assets	5,807	(1,280)	(802)
Accounts payable	(13,114)	6,882	(1,206)
Other current liabilities	(7,273)	9,183	(1,114)
Deferred revenues	(3,779)	6,203	3,421
Other non-current liabilities	141	(5,256)	10,954
Net cash provided by (used in) operating activities	(11,193)	63,712	61,719

Cash flows from investing activities
Purchase of property and equipment	(22,549)	(23,361)	(22,308)
Proceeds from sale of subsidiaries and unconsolidated entity	4,909	41,168	—
Investment in unconsolidated entities	(20,222)	(13,015)	(3,568)
Proceeds from sale of plant and property	129	4,105	—
Purchase of intangible assets	(2,752)	(1,449)	(1,540)
Investments in short-term bank deposits	(28,300)	—	—
Other investing activities	(741)	(304)	(361)
Net cash provided by (used in) investing activities	(69,526)	7,144	(27,777)

Cash flows from financing activities
Proceeds from debt	—	—	10,000
Repayment of debt	(27,293)	(5,143)	(3,714)
Payment of obligations in connection with acquisitions	—	—	(1,476)
Acquisition of redeemable non-controlling interests	—	(1,500)	—
Proceeds from exercise of stock options	5,284	3,692	5,888
Net cash provided by (used in) financing activities	(22,009)	(2,951)	10,698

Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,591	(3,530)	4,096

Net change in cash, cash equivalents and restricted cash	(100,137)	64,375	48,736
Cash, cash equivalents and restricted cash, beginning of year	393,734	329,359	280,623

Cash, cash equivalents and restricted cash, end of year	$293,597	$393,734	$329,359

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2019	2018	2017
Supplemental disclosure of cash flow information
Cash paid for income taxes, net of tax refunds	10,730	$5,682	$1,247
Cash paid for interest	449	1,675	1,140
Transfer of inventory to fixed assets	3,307	3,702	4,844
Transfer of fixed assets to inventory	322	451	1,188

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

Functional Currency and Foreign Currency Transactions

A major part of the Company’s operations is carried out by Stratasys Ltd. in Israel and its subsidiaries in the United States. The functional currency of these entities is the U.S. dollar (“dollar” or “$”). The functional currency of other subsidiaries is generally their local currency. The financial statements of those subsidiaries are included in the consolidated financial statements, based on translation into U.S. dollars. Assets and liabilities accounts are translated at year-end exchange rates, while revenues and expenses accounts are translated at average exchange rates during the year. The remeasurement adjustments of foreign currencies translation are included in the Company’s shareholders’ equity as a component of accumulated other comprehensive loss in the accompanying consolidated financial statements. Gains and losses arising from foreign currency remeasurements of monetary balances denominated in non-functional currencies are reflected in financial income, net in the consolidated statements of operations and comprehensive loss.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates using assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to revenue recognition, inventories measurement, recoverability of intangibles and goodwill, valuation allowance and uncertain tax positions.

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

Allowance for doubtful accounts due to the Company’s accounts receivable amounted to $939 thousand and $1,110 thousand as of December 31, 2019 and 2018, respectively. Allowance for doubtful accounts due to the Company’s investment in sales-type leases amounted to $414 thousand and $1,689 thousand as of December 31, 2019 and 2018, respectively. Changes in the allowance for doubtful accounts are recognized in selling, general and administrative expenses. Accounts receivable are written-off against the allowance for doubtful accounts when management deems the accounts are no longer collectible.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For each hedging instrument that hedges the exposure to variability in expected future cash flows and that is designated and effective as a cash flow hedge, both the effective and ineffective portion of the unrealized gain or loss on the derivative instrument are reported as a component of accumulated other comprehensive loss in the Company’s shareholders’ equity and are reclassified into earnings in the same period and in the same line item in which the hedged transaction affects earnings. The cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of cash flows from the underlying hedged items that these derivatives are hedging.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined mainly using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory costs consist of materials, direct labor and overhead. Net realizable value is determined based on estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company periodically assesses inventory for obsolescence and excess balances and reduces the carrying value by an amount equal to the difference between its cost and the net realizable value. The net realizable value is primarily estimated based on future demand forecasts, as well as, historical sales trends, product life cycle status and product development plans. The Company provided inventory write-downs for obsolescence and excess inventories in amounts of $11.7 million and $11.2 million as of December 31, 2019 and 2018, respectively.

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

The Company reviews its unconsolidated non-marketable equity investments for potential impairment or other adjustments, which generally involves an analysis of the facts and changes in circumstances influencing the investments. There was no impairment of unconsolidated non-marketable equity investments during the years ended December 31, 2019, 2018 and 2017.

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

Other Intangible Assets, net

Intangible assets and their useful lives are as follows:

Weighted Average
Useful Life (in Years)
Developed technology	6
Patents	8
Trade names	9
Customer relationships	7

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of acquired developed technology is recorded in cost of sales. Amortization of trade names, customer relationships and patents are recorded under selling, general and administrative expenses.

For definite life intangible assets, the Company reviews the carrying amounts for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the Company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. The Company then compares the carrying amounts of the asset or assets groups with their respective estimated undiscounted future cash flows. If the definite life intangible asset or assets group are determined to be impaired, an impairment charge is recorded at the amount by which the carrying amount of the asset or assets group exceeds their fair value. Fair value is determined by using an applicable discounted cash flow model. In addition, the remaining amortization period for the impaired asset would be reassessed and, if necessary, revised. During the years ended December 31, 2018 and 2017, the Company recorded impairment charges of $2.2 million in each of the two years, related to its definite life intangible assets. No impairment charges were recorded during 2019. Refer to Note 8 for further information.

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

The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company performs a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the impairment test is not required. However, if the Company concludes otherwise, it is then required to perform a quantitative assessment for goodwill impairment.

The Company performs its quantitative goodwill impairment test by comparing the fair value of its reporting unit with its carrying value. If the reporting unit’s carrying value is determined to be greater than its fair value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value. If the fair value of the reporting unit is determined to be greater than its carrying amount, the applicable goodwill is not impaired.

The evaluation of goodwill impairment requires the Company to make assumptions about future cash flows of the reporting unit being evaluated that include, among others, growth in revenues, level of operating expenses and cost of capital. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. Refer to Note 7 for further information.

Retirement Plans and Employee Rights Upon Termination

Under Israeli law, the Company is required to pay a severance payment to its employees in Israel upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company makes ongoing deposits into its Israeli employee pension plans to fund their severance liabilities. For its employees who are employed under the Section 14 of the Severance Pay Law, 1963 ("Section 14"), the Company makes deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s rights upon termination. In addition, the related obligations and amounts deposited on behalf of the applicable employees for such obligations are not presented on the Company’s consolidated balance sheets, as the amounts funded are not under the control and management of the Company and the Company is legally released from the obligation to pay any severance payments to the employees once the required deposit amounts have been paid.

Severance pay liabilities with respect to for the Company’s employees in Israel who are not subject to Section 14, as well as employees who have special contractual arrangements, are provided for in the Company’s consolidated financial statements based on the length of time that they work for the Israeli entity and their latest monthly salary. The Company’s liabilities for those Israeli employees, in the amounts of $4.2 million and $4.0 million as of December 31, 2019 and 2018, respectively, are presented as other non-current liabilities in the Company’s consolidated balance sheets. These liabilities are recorded as if it was payable at each balance sheet date. These liabilities are partially funded by the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the Company’s consolidated balance sheets under other non-current assets. As of December 31, 2019 and 2018, the Company had $3.3 million and $3.1 million, respectively, deposited in these insurance policies and pension funds. These policies are the Company’s assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited.

In addition, the Company has liabilities for severance payments to its employees in other jurisdictions in accordance with local laws and practices of the countries in which they are employed.

Severance expenses for the years ended December 31, 2019, 2018 and 2017 were $4.0 million, $4.1 million and $3.1 million, respectively.

For its employees in the United States, the Company has a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) that covers eligible U.S. employees as defined in the Plan. Participants may elect to contribute both pre-tax or after-tax (“Roth”) up to 50% of annual taxable compensation, as defined by the Plan, up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal 4% of the participant’s annual compensation. For the years ended December 31, 2019, 2018 and 2017 the Company made 401(k) Plan contributions of approximately $4.2 million, $3.2 million and $3.7 million respectively.

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

The Company derives revenues from sales of additive manufacturing systems, consumables and services. The Company sells its products directly through its sales force, independent sales agents and indirectly through authorized resellers.

The Company determines revenue recognition through the following steps:

•

Identification of the contract, or contracts, with a customer

•

Identification of the performance obligations in the contract

•

Determination of the transaction price

•

Allocation of the transaction price to the performance obligations in the contract

•

Recognition of revenue when, or as, the Company satisfies a performance obligation

Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods or providing services to the end customer or to the reseller. The amount of consideration is usually at fixed price at the contract inception. Consideration from Shipping and handling are recorded on a gross basis within product revenue. Revenues are recorded net of any taxes assessed by various government entities, such as sales, use and value-added taxes.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue from products, which consist of systems and consumables, is recognized when the customer has obtained control of the goods, generally at a point in time upon shipment or once delivery and risk of loss has transferred to the customer. The Company recognizes revenue on sales to resellers when the reseller has economic substance apart from the Company and the reseller is considered the principal for the transaction with the end-user customer. Service revenue derives from service type warranty and from the Company’s direct manufacturing parts services. Revenue from service is recognized ratably on a straight-line basis over the time of the service, as control is transferred over time or as services are performed if not under contract.

The company enters into contracts with customers that can include various combinations of products and services which are generally distinct and accounted for as separate performance obligations. Products or services that are promised to a customer can be considered distinct if both of the following criteria are met: (i) the customer can benefit from the products or services either on its own or together with other readily available resources, and (ii) the Company’s promise to transfer the products or services to the customer is separately identifiable from other promises in the contract.

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

Advertising

Advertising costs are expensed as incurred and were approximately $16.2 million, $15.9 million and $14.2 million, for the years ended December 31, 2019, 2018 and 2017, respectively.

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

Valuation Allowances

Valuation allowances are provided unless it is more likely than not that the deferred tax asset will be realized. In the determination of the appropriate valuation allowances, the Company considers future reversals of existing taxable temporary differences, the most recent projections of future business results, prior earnings history, carryback and carry forward and prudent tax strategies that may enhance the likelihood of realization of a deferred tax asset. Assessments for the realization of deferred tax assets made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if the Company takes operational or tax positions that could impact the future taxable earnings of a subsidiary.

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

The second step is performed only if the tax position meets the more-likely-than-not recognition threshold and is to measure the tax benefit as the amount which is more than 50% likely of being realized upon ultimate settlement. The Company reevaluates these tax positions quarterly and makes adjustments as required. The liabilities relating to uncertain tax positions are classified as current in the consolidated balance sheets to the extent the Company anticipates making payments within one year. The Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Each of the above factors requires the Company to use judgment and make estimates in determining the percentages and time periods used for the calculation. If the Company were to use different percentages or time periods, the fair value of stock-based option awards could be different. The fair values of the Company’s RSUs and PSUs are measured based on the fair value of the Company’s ordinary shares on the date of grant.

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

Effective January 1, 2017, the Company adopted an ASU which simplifies certain aspects of the accounting for share-based payments, including, among other items, accounting for income taxes and allowing an entity to account for forfeitures as they occur, rather than to account for them based on an estimate of expected forfeitures. The total cumulative-effect adjustment to retained earnings as of January 1, 2017 was immaterial. Prior periods have not been restated.

Restructuring

The Company may incur restructuring charges in connection with certain initiatives designed to adjust the Company’s cost and operating structure, improve efficiencies across the Company and to better align with the Company’s long-term strategy and overall market conditions. Restructuring charges include employee severance and associated termination costs related to the reduction of workforce, costs related to facilities closures, impairment charges of the respective long-lived assets and contract termination costs. Restructuring charges for employees’ termination costs are recognized when the required actions to execute the restructuring initiative were performed and the initiatives are probable and costs are estimable. Restructuring charges for facilities and contract terminations are recognized when the Company ceased using the rights conveyed by the contract. Significant judgments and estimates are involved in estimating the impact of restructuring plans on the Company’s consolidated financial statements. Actual results may differ from these estimates.

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

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short term deposits, trade receivables and foreign currency exchange forward contracts. Most of the Company’s cash and cash equivalents are invested in U.S. dollar instruments with major banks in the U.S., Israel and Europe. Management believes that the credit risk with respect to the financial institutions that hold the Company’s cash and cash equivalents is low.

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

Recently issued accounting pronouncements

Accounting Pronouncements Adopted in 2019

In June 2018, the Financial Accounting Standards Board (“FASB”) issued a new Accounting Standards Update (“ASU”) which substantially aligns the measurement and classification guidance for share-based payments to non-employees with the guidance for share-based payments to employees. That ASU also clarifies that any share-based payment issued to a customer should be evaluated based upon the new revenue recognition standard. The new ASU required a modified retrospective transition approach. The Company adopted this guidance effective January 1, 2019, with no material impact on its consolidated financial statements.

In August 2017, the FASB issued an ASU which simplifies the designation and measurement requirements of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. The ASU also eases certain hedge effectiveness assessment requirements, expands the eligibility of hedging strategies that may qualify for hedge accounting and modifies certain presentation and disclosure requirements. The Company adopted this guidance effective January 1, 2019, with no material impact on its consolidated financial statements.

In February 2016, the FASB issued a new ASU which amended its lease accounting guidance. Under the new lease accounting guidance, lessees are required to recognize a right-of-use asset and a lease liability for all leases, including leases classified as operating leases. The lease liability and the right-of-use asset are measured based on the present value of the lease payments. In addition, disclosures of qualitative and quantitative information about leasing arrangements are required. The new lease accounting guidance also contains amended guidance regarding the identification of embedded leases in service contracts and the identification of lease and non-lease components of an arrangement. The Company adopted this guidance and all the related amendments on January 1, 2019 (See Note 15).

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued new guidance to simplify the accounting for income taxes by removing certain exceptions to the general principles and simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of the adoption of the new guidance on its consolidated financial statements.

In August 2018, the FASB issued an ASU that clarifies the accounting for implementation costs in cloud computing arrangements. This ASU requires the implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement, if those costs would be capitalized by the customers in a software licensing arrangement. The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company expects to adopt this guidance effective January 1, 2020 and do not expect it to have a material impact on its consolidated financial statements.

In June 2016, the FASB issued an ASU that supersedes the existing impairment model for most financial assets to a current expected credit loss model. The new guidance requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. The ASU also requires that credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses. The new guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Company expects to adopt this guidance effective January 1, 2020 and do not expect it to have a material impact on its consolidated financial statements.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Certain Transactions

Investment in Xaar 3D Ltd. ("Xaar 3D")

During the fourth quarter of 2019, the Company entered into an agreement with Xaar plc ("Xaar") to purchase additional shares of Xaar 3D that will increase its stake from 15 to 45 percent, with Xaar retaining the remaining 55 percent. Xaar and Stratasys had announced the formation of Xaar 3D Ltd in July 2018; for the purpose of developing a Powder Bed Fusion ("PBF") additive manufacturing solutions that Stratasys can bring to the market.

The additional investment by Stratasys is intended to enable Xaar 3D to accelerate the development of its technology. In addition, the agreement includes an option for Stratasys to acquire the remaining shares of Xaar 3D.

Following the additional investment, the Company considered the FASB guidance in accordance with ASC Topic 810 “Consolidation” regarding the propriety of implementing consolidation, for both the variable interest entity and voting model, or equity method accounting. The Company concluded that it should continue accounting for the investment according to the equity method as it has retained the ability to exercise significant influence but does not control Xaar 3D.

For its additional interest in Xaar 3D the Company paid approximately $15.7 million.

The investment is presented under other non-current assets in the Company’s consolidated balance sheets.

LPW Technology Divestment

During the fourth quarter of 2018, the Company sold its equity minority interests in LPW Technology for a total consideration of $33.6 million and recognized a net gain of $13.5 million. The gain was recorded in the consolidated Statements of Operations and Comprehensive Loss under share in profits (losses) of associated companies.

The net loss of LPW for the respective periods in which the Company accounted for its investment in LPW under the equity method of accounting during 2018 and 2017 was $4.6 million and $1.8 million, respectively.

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

Investment in Evolve

During 2018, the Company, jointly with certain employees and one of the Company's board members formed an entity for one of its research and development projects (“Evolve”), which received subsequent investments from certain additional strategic investors. The Company does not consolidate the results of operations of Evolve. As a result of this transaction, the Company recorded $1.6 million loss included in its operating expenses. In addition, the Company recorded a $5.0 million loss related to the write-off of Evolve's in-process research and development project, which is included in share in profits (losses) of associated companies, in its consolidated financial statements for the year ended December 31, 2018.

Repayment of loan

In December 2016, the Company entered into a secured loan agreement with Bank Hapoalim Ltd., pursuant to which the Company borrowed $26.0 million (the “Bank Loan”), at interest rate of LIBOR plus 3.35%, and secured a credit line with similar terms for an additional $24.0 million (the “Credit Line”). The repayment of the Bank Loan was secured by a first priority lien in the name of the lender on all of the Company’s rights to its new headquarters property in Rehovot, Israel and it contains certain subjective acceleration clauses. During December 2017, the Company borrowed additional $10.0 million under the Credit Line.

During the first quarter of 2019 the Company repaid the full outstanding amount.

Other transactions

During the second quarter of 2019, the Company sold an investment in an unconsolidated entity. As a result of this sale, the Company recognized a gain of approximately $3.6 million, net of transaction costs in the consolidated Statements of Operations and Comprehensive Loss under selling, general and administrative expenses.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Revenues

Disaggregation of Revenues

The following table present the Company’s revenues disaggregated by geographical region (based on the Company's customers’ location) and revenue type for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
	(U.S. $ in thousands)
Americas
Products	$257,119	251,589	$263,212
Service	158,743	158,152	150,114
Total Americas	415,862	409,741	413,326

EMEA
Products	98,693	119,151	123,616
Service	26,274	28,011	24,663
Total EMEA	124,967	147,162	148,279

Asia Pacific
Products	74,934	85,764	87,458
Service	20,317	20,570	19,299
Total Asia Pacific	95,251	106,334	106,757

Total Revenues	$636,080	$663,237	$668,362

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table present the Company’s revenues disaggregated based on the timing of revenue recognize for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
Revenues recognized in point in time from:
Products	$430,746	$456,504	$474,286
Services	43,885	130,973	120,531
Total revenues recognized in point in time	474,631	587,477	594,817

Revenues recognized over time from:
Services	161,449	75,760	73,545
Total revenues recognized over time	161,449	75,760	73,545

Total Revenues	$636,080	$663,237	$668,362

Contract Assets and Contract Liabilities

Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of December 31, 2019.

Contract liabilities include advance payments and billings in excess of revenue recognized. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of December 31, 2019 and 2018 were as follows:

	December 31,	December 31,
	2019	2018
	U. S. $ in thousands
Deferred revenue*	68,307	72,387

*Includes $16.0 million and $18.4 million under long term deferred revenue in the Company's consolidated balance sheets as of December 31, 2019 and December 31, 2018, respectively.

Revenue recognized in 2019 and 2018 that was included in deferred revenue balance as of January 1, 2019 and 2018, was $50.2 million and $49.9 million, respectively.

Remaining Performance Obligations

Remaining Performance Obligations ("RPO") represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2019 and 2018 the total RPO amounted to $88.4 million and $93.9 million, respectively. The Company expects to recognize $70.5 million of this RPO during the next 12 months, $12.9 million over the subsequent 12 months and the remainder thereafter.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. The Company determined the period of benefit by taking into consideration customer contracts including renewals, the technology and other factors. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of December 31, 2019 and 2018, the deferred commission amounted to $3.9 million and $3.1 million, respectively.

Note 4. Fair Value Measurement

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, on its consolidated balance sheets:

	December 31, 2019	December 31, 2018
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$63	$374
Foreign exchange forward contracts designated as hedging instruments	315	—

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(388)	(196)
Foreign exchange forward contracts designated as hedging instruments	(326)	(628)
	$(336)	$(450)

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, short term deposits, current and non-current receivables, net investment in sales-type leases, bank loan, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

Note 5. Inventories

Inventories consisted of the following:

	December 31,	December 31,
	2019	2018
	U.S. $ in thousands
Finished goods	$87,967	$61,391
Work-in-process	3,106	2,616
Raw materials	77,431	59,517
	168,504	123,524

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

	December 31,	December 31,
	2019	2018
	(U.S. $ in thousands)
Machinery and equipment	$140,413	$134,708
Buildings and improvements	149,022	139,666
Computer equipment and software	46,900	49,991
Office equipment, furniture and fixtures	13,780	17,616
Land	19,058	19,111
	369,173	361,092
Accumulated depreciation	(180,769)	(173,437)
	188,404	187,655
Construction work in progress	1,302	495
	$189,706	$188,150

Depreciation expenses were $25.8 million, $28.9 million and $31.6 million in the years ended December 31, 2019, 2018 and 2017, respectively.

Note 7. Goodwill

Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2019 and 2018 were as follows:

	2019	2018
	(U.S. $ in thousands)
Balance at January 1,	$385,849	$387,108
Currency translation adjustments and disposition	(191)	$(1,259)
Balance at December 31,	$385,658	$385,849

Goodwill impairment assessment for the year ended December 31, 2019

The Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit and concluded that the fair value of Stratasys-Objet reporting unit exceeded its carrying amount by approximately 8.7%, with a carrying amount of goodwill assigned to this reporting unit in the amount of $386 million.

When evaluating the fair value of Stratasys-Objet reporting unit under the income approach, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.1% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.5% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Stratasys-Objet reporting unit's operations and the uncertainty inherent in the Company's internally developed forecasts.

In order to assess the reasonableness of its cash flow projections used for its goodwill impairment analysis, the Company compared the aggregate fair value of its reporting units to its market capitalization and calculated the implied control premium. The Company believes that its fair value assessment is reasonably supported by its calculated market capitalization.

Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary materially from the Company's plans, it may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value, without resulting in an impairment, of Stratasys-Objet reporting unit by approximately $45 million and $81 million, respectively.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Based on the Company’s assessment as of December 31, 2019, no goodwill was determined to be impaired.

Determining the fair value of the Stratasys-Objet reporting unit requires significant judgment, including judgments about the appropriate terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. The Company will continue to monitor the fair value of its Stratasys-Objet reporting unit to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, significant decline in the Company's share price, changes in management’s business strategy or downward changes of the Company's cash flows projections, warrant further interim impairment testing.

Note 8. Other Intangible Assets, Net

Other intangible assets consisted of the following:

	December 31, 2019			December 31, 2018
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$299,100	$(252,136)	$46,964	$299,100	$(236,375)	$62,725
Patents	15,142	(7,067)	8,075	10,127	(5,752)	4,375
Trademarks and trade names	25,991	(19,966)	6,025	26,212	(19,067)	7,145
Customer relationships	102,936	(76,813)	26,123	102,984	(70,353)	32,631
Capitalized software development costs	18,630	(18,489)	141	19,540	(19,142)	398
	$461,799	$(374,471)	$87,328	$457,963	$(350,689)	$107,274

Amortization expense

Amortization expense relating to intangible assets for the years ended December 31, 2019, 2018 and 2017, was approximately $25.2 million, $32.4 million and $35.0 million, respectively. The decrease in amortization expense in 2019 was primarily due to change in the estimated useful lives of certain intangibles assets as of December 31, 2018.

As of December 31, 2019, estimated future amortization expense relating to definite life intangible assets for each of the next five years and thereafter were as follows:

Estimated amortization
expense
Year ending December 31,	(U.S. $ in thousands)
2020	$24,792
2021	24,667
2022	24,598
2023	7,662
2024	3,605
Thereafter	2,004
Total	$87,328

During the years ended December 31, 2018 and 2017, the Company recorded impairment charges of $2.2 million in each of the two years, related to its definite life intangible assets. No impairment charges were recorded during 2019.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Income Taxes

a. Deferred Tax Assets and Liabilities

The components of the Company’s deferred tax assets and liabilities as of December 31, 2019 and 2018 were as follows:

	December 31,	December 31,
	2019	2018
	(U.S. $ in thousands)
Deferred tax assets
Tax losses carry forwards	$113,419	$111,196
Inventory related	2,538	2,603
Intangibles assets	16,628	23,434
Provision for employee related obligations	984	1,169
Stock-based compensation expense	6,936	5,565
Deferred revenue	1,592	2,547
Property, plant and equipment	1,063	1,171
Allowance for doubtful accounts	217	609
Foreign currency losses	12	364
Research and development credit carry forwards	16,239	13,520
Other items	3,148	2,033
Gross deferred tax assets	162,776	164,211
Valuation allowance	(151,771)	(152,659)
Total deferred tax assets	$11,005	$11,552

Deferred tax liabilities
Intangibles assets	$(7,245)	$(9,140)
Property, plant and equipment	(1,683)	(2,736)
Total deferred tax liabilities	$(8,928)	$(11,876)
Net deferred tax liabilities	$2,077	$(324)

The Company’s deferred tax assets and liabilities are classified in the consolidated balance sheets as follows:

	December 31,	December 31,
	2019	2018
	(U.S. $ in thousands)
Deferred tax assets (under "Other non-current assets")	$2,118	$1,338
Deferred tax liabilities	41	1,662
Net deferred tax asset (liabilities)	$2,077	$(324)

As of December 31, 2019 and 2018 the Company had tax net operating losses carry-forward of approximately $490.0 million and $479.0 million, respectively, related to its U.S. subsidiaries. The tax net operating losses carry-forward resulted in deferred tax assets of approximately $113.4 million and $111.2 million, as of December 31, 2019 and 2018, respectively. As a result of losses incurred by its U.S. subsidiaries in the last few years, and since the near-term realization of these assets is uncertain, the Company provided a full valuation allowance for its deferred tax assets related to its U.S. subsidiaries that are not expected to be realized.

Upon the adoption of Accounting Standards Update (“ASU”) 2016-09, the Company recorded a cumulative-effect adjustment to its deferred tax asset related to its net operating losses of approximately $5.0 million as of January 1, 2017 offset with an increase to its valuation allowance with respect to previously unrecognized excess tax benefits. Under the new ASU, excess tax benefits or deficiencies related to stock option exercises and restricted stock unit vesting are recognized in the statement of operations.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Included in the net deferred tax are net operating loss and credit carryovers of $127.9 million which expire in years ending from December 31, 2022 through December 31, 2038, with some losses expiring indefinitely, as discussed below.

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

U.S. GAAP requires that the impact of tax legislation be recognized in the period in which the law was enacted. In 2017, the Company revalued its valuation allowance and deferred tax assets at the statutory 21% rate that is in effect in 2018 and forward. The provisional impact of this rate change was recorded in the fourth quarter of 2017 and there was a reduction of $65.6 million in the valuation allowance, offset by a reduction of $65.6 million in the deferred tax assets. The accounting was completed in the fourth quarter of 2018.

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

b. Provision for Income Taxes

Loss before income taxes for the years ended December 31, 2019, 2018 and 2017 was as follows:

	2019	2018	2017
	(U.S. $ in thousands)
Domestic	$(11,895)	$(17,848)	$(98)
Foreign	4,751	9,634	(29,378)
	$(7,144)	$(8,214)	$(29,476)

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of income taxes for the years ended December 31, 2019, 2018 and 2017 were as follows:

	2019	2018	2017
	(U.S. $ in thousands)
Current
Domestic	$3,392	$(722)	$10,574
Foreign	2,524	9,414	1,248
	5,916	8,692	11,822

Deferred
Domestic	(2,007)	(3,169)	(4,497)
Foreign	(386)	(787)	1,948
	(2,393)	(3,956)	(2,549)
Total income taxes	$3,523	$4,736	$9,273

A reconciliation of the statutory income tax rate and the effective tax rate for the years ended December 31, 2019, 2018 and 2017 is set forth below:

	2019	2018	2017
Statutory tax rate	23.0%	23.0%	24.0%
Approved and Privileged enterprise benefits	18.0	16.0	15.7
US Tax Act enactment	—	—	(222.5)
Stock compensation expense	(21.0)	(24.0)	(5.3)
Tax contingencies	(57.1)	(38.4)	(30.8)
Non-deductible acquisition expenses	(1.4)	(2.3)	(0.6)
Earning taxed under foreign law	(14.9)	(21.6)	43.3
Valuation Allowance	—	6.4	144.4
Changes to the prior year’s tax assessment	(2.7)	(15.3)	(1.2)
Deferred Tax due to different tax rate	11.2	—	—
Non recurring Capital gain	11.5	—	—
Withholding tax	(1.7)	—	—
Other	(2.6)	(1.4)	1.5
Effective income tax rate	(48.9)%	(57.6)%	(31.5)%

For the year ended December 31, 2019, the above rate reconciliation table reflects the impact of uncertain tax positions and prior year true-ups, offset by the geographic mix of foreign taxable income and loss.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	2019	2018	2017
	(U.S. $ in thousands)
Balance at beginning of year	22,044	27,317	$18,000
Additions for tax positions related to the current year	2,336	12,321	8,777
Foreign currency impact	1,353	(2,000)	1,242
Adjustments for tax positions related tax settlements	—	(15,576)	(687)
Reduction of reserve for statute expirations	(216)	(18)	(15)
Balance at end of year	$25,517	$22,044	$27,317

The Company’s accrual for estimated interest and penalties was $3.0 million as of December 31, 2019. The Company does not expect uncertain tax positions to change significantly over the next twelve months.

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

Company incorporated in Hong Kong—tax rate of approximately 16.5%.

A significant portion of the Company’s income is taxed in Israel. The following is a summary of how the Company’s income is taxed in Israel:

Corporate tax rates in Israel are as follows: 2014 and 2015- 26.5%, 2016-25%, 2017-24% and 2018 and thereafter- 23%. The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of foreign exchange rate fluctuations (of the NIS in relation to the U.S. dollar) on the Company’s Israeli taxable income.

Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Investment Law”)

Various industrial projects of the Company have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rate, which was 23% in 2019.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

As of December 31, 2019, tax-exempt income of approximately $255 million is attributable to the Company’s various Approved and Beneficiary Enterprise programs. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and taxes of approximately $25.5 million would be incurred as of December 31, 2019.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Contingencies

Patent Law-Based Claim

On November 23, 2017, a former employee, whose employment had been terminated by the Company in 2008 and who had previously unsuccessfully filed a suit against the Company, brought an additional proceeding against the Company under Section 134 of the Israeli Patent Law seeking compensation and royalties for service inventions he invented while he served as an employee of the Company. In this new proceeding, the former employee claimed to be entitled to receive royalties in an amount equal to: (a) 20% of the benefits, revenues and /or savings generated by the Company in the past and in the future, including the rise in the value of the Company, as determined in the merger with Stratasys Inc., which took place in December 2012; (b) 20% of the gross profit generated by the Company in the past and 9% of the gross profit produced and that will be produced by the Company; (c) 20% of the gross profit generated by the Company in the past and the relative share of the former Objet entity of the Company in the total gross profit produced and that will be produced by the Company; or (d) 20% of the value of the service inventions at issue. The Company has successfully defended against the described proceeding, leading to its dismissal in February 2020, with no required payments to the former employee.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a significant adverse effect on the financial position, profitability or cash flows of the Company.

Note 11. Equity

a. Share capital

The Company’s issued share capital is composed of ordinary shares NIS 0.01 par value per share. Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

The Company’s ordinary shares are traded in the United States on the Nasdaq Global Select Market under the ticker symbol “SSYS”. As of December 31, 2019 and 2018, there were 54,441 thousand ordinary shares and 53,881 thousand ordinary shares issued and outstanding, respectively. The increase in the outstanding and issued ordinary shares during 2019 was attributable to exercises of stock options and RSUs under the Company’s stock-based compensation plans. On January 1, 2020, the reserve pool under the 2012 plan was increased by 0.5 million shares.

b. Stock-based compensation plans

The Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective upon closing of the Stratasys-Objet merger, provides for the grant of options, restricted shares, RSUs, PSUs and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2012 plan, options, RSUs and PSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable and RSUs are vested over the requisite service period, which is normally a four-year period beginning on the grant date, subject to continued service to the Company. PSUs are vested only upon the achievement of certain pre-determined performance metrics. Once the performance metrics are met, vesting of PSUs is subject to continued service to the Company over the requisite service period, which is normally a two-year to four-year period. As of December 31, 2019, 0.9 million shares were available for future equity awards under the 2012 plan.

Stock options

A summary of the stock option activity for the year ended December 31, 2019 is as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of December 31, 2018	2,551,743	$30.82
Exercised	(249,956)	20.54
Forfeited	(340,255)	36.43
Options outstanding as of December 31, 2019	1,961,532	$31.16
Options exercisable as of December 31, 2019	1,585,035	$33.73

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about stock options outstanding at December 31, 2019:

Range of Exercise Prices			Outstanding options at December 31, 2019	Weighted- Average Remaining Contractual Life in Years	Weighted- Average Exercise Price	Exercisable options at December 31, 2019	Weighted- Average Exercise Price
$2.74	-	$19.59	33,828	8.12	$18.20	33,828	$18.20
$19.66	-	$19.66	828,891	6.98	19.66	566,036	19.66
$19.96	-	$23.41	523,812	7.23	22.05	415,233	22.25
$24.66	-	$120.51	575,001	4.39	56.75	569,938	57.00
			1,961,532	6.31	$31.16	1,585,035	$33.73

Aggregate intrinsic value (U.S. $ in thousands)			$563			$405

As of December 31, 2019, the weighted-average remaining contractual life of exercisable options was 6.1 years. The total intrinsic value of options exercised during 2019, 2018 and 2017 was approximately $1.0 million, $0.6 million and $7.2 million, respectively.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2018 and 2017. No options were granted during 2019. The following assumptions were applied in determining the options’ fair value on their grant date:

	2018	2017
Risk-free interest rate	2.9%-3.1%	1.8%-2.2%
Expected option term (years)	5.3-5.5	5.1-6.0
Expected share price volatility	52.0%-52.2%	52.6%-54.0%
Dividend yield	—	—
Weighted average grant date fair value	$11.49	$11.10

As of December 31, 2019, the Company had 0.4 million unvested options. As of December 31, 2019, the unrecognized compensation cost related to all unvested, equity-classified stock options of $3.9 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 1.2 years.

Restricted Stock Units and Performance Stock Units

A summary of the Company’s RSUs and PSUs activity for the year ended December 31, 2019 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested RSUs and PSUs outstanding as of December 31, 2018	1,422,887	$20.17
Granted	1,613,282	26.50
Vested	(309,642)	20.50
Forfeited	(363,536)	22.32
Unvested RSUs and PSUs outstanding as of December 31, 2019	2,362,991	$24.10

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total vesting-date value of equity classified RSUs vested during 2019 was $7.4 million. As of December 31, 2019, the unrecognized compensation cost related to all unvested equity classified RSUs and PSUs of $41.6 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.6 years.

Stock-based compensation expense for stock options and equity classified RSUs included in the Company’s Statements of Operations and Comprehensive Loss were allocated as follows:

	2019	2018	2017
	(U.S. $ in thousands)
Cost of sales	$1,848	$1,474	$2,580
Research and development, net	5,167	3,215	3,503
Selling, general and administrative	13,549	10,997	11,639
Total stock-based compensation expenses	$20,564	$15,686	$17,722

c. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive loss, net of taxes for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31, 2019
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2019	$(627)	$(7,126)	$(7,753)
Other comprehensive loss before reclassifications	1,548	(580)	968
Amounts reclassified from accumulated other comprehensive loss	(931)	—	(931)
Other comprehensive income (loss)	617	(580)	37
Balance as of December 31, 2019	$(10)	$(7,706)	$(7,716)

	Year ended December 31, 2018
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2018	$330	$(7,353)	$(7,023)
Other comprehensive loss before reclassifications	(1,814)	(2,691)	(4,505)
Amounts reclassified from accumulated other comprehensive loss	857	2,918	3,775
Other comprehensive income (loss)	(957)	227	(730)
Balance as of December 31, 2018	$(627)	$(7,126)	$(7,753)

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2017
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2017	$(24)	$(13,455)	$(13,479)
Other comprehensive loss before reclassifications	1,315	5,834	7,149
Amounts reclassified from accumulated other comprehensive loss	(961)	268	(693)
Other comprehensive income (loss)	354	6,102	6,456
Balance as of December 31, 2017	$330	$(7,353)	$(7,023)

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

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		December 31,	December 31,	December 31,	December 31,
	Balance sheet location	2019	2018	2019	2018
		(U.S. $ in thousands)
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$63	$374	$11,001	$34,695
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	315	—	25,045	—
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(388)	(196)	92,929	54,425
Liability derivatives -Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	(326)	(628)	45,262	41,303
		$(336)	$(450)	$174,237	$130,423

Foreign exchange contracts not designated as hedging instruments

As of December 31, 2019, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $103.9 million and were used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the “NIS”), Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, gain of $2.9 million and gain of $2.0 million were recognized under financial income, net for the years ended December 31, 2019 and 2018, respectively. Such gains partially offset the revaluation losses of the balance sheet items, which are also recognized under financial income, net.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Flow Hedging—Hedges of Forecasted Foreign Currency Payroll

As of December 31, 2019 and 2018, the Company had in effect foreign exchange forward contracts for the conversion of $25.0 million and $41.3 million, respectively, into NIS. These foreign exchange forward contracts were designated as cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss. These contracts mature through December 2020.

Cash Flow Hedging—Hedges of Forecasted Foreign Currency Revenue

We transact business in U.S. Dollars and in various other currencies. We may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. We enter into these foreign exchange contracts to hedge a portion of our forecasted foreign currency denominated revenue in the normal course of business and accordingly, they are not speculative in nature.

As of December 31, 2019, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of Euro 40.0 million in USD.

To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions. We record changes in fair value of these cash flow hedges in accumulated other comprehensive income (loss) in our consolidated balance sheets, until the forecasted transaction occurs. When the forecasted transaction occurs, we reclassify the related gain or loss to revenue. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, we reclassify the gain or loss on the related cash flow hedge from accumulated other comprehensive income (loss) to the same income statement line item as the hedged item. If we do not elect hedge accounting, or the contract does not qualify for hedge accounting treatment, the changes in fair value from period to period are recorded under financial income.

	Cost of sales		Research and development, net		Selling, general and administrative		Financial income, net		Other comprehensive income
	December 31,		December 31,		December 31,		December 31,		December 31,
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	(U.S. $ in thousands)
Line items in which effects of hedges are recorded	$322,388	$338,013	$94,253	$98,964	$231,138	$235,107	$(4,555)	$(633)	$37	$(730)

Foreign exchange contracts designated as hedging instrument	(24)	12	(382)	303	(525)	542	—	—	617	(957)
Foreign exchange contracts not designated as hedging instrument	—	—	—	—	—	—	(2,868)	(1,956)	—	—
	$322,364	$338,025	$93,871	$99,267	$230,613	$235,649	$(7,423)	$(2,589)	$654	$(1,687)

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13. Entity-Wide Disclosure

Revenues by geographic area for the years ended December 31, 2019, 2018 and 2017 were as follows*:

	Year ended December 31,
	2019	2018	2017
	(U.S. $ in thousands)
Americas (primarily the United States)	$415,862	$409,741	$413,326
EMEA	124,967	147,162	148,279
Asia Pacific	95,251	106,334	106,757
	$636,080	$663,237	$668,362

*	Net sales are attributed to geographic areas based on the location of customer.

No single customer accounted for 10% or more of Company’s total net sales, or Company’s net accounts receivable, in any fiscal year presented.

Property, plant and equipment by geographical area were as follows:

	December 31,
	2019	2018
	(U.S. $ in thousands)
Americas (primarily the United States)	$58,169	$63,714
EMEA	$127,234	122,678
Asia Pacific	$4,303	1,758
	$189,706	$188,150

Property, plant and equipment that were located in Israel amounted to $110.9 million and $105.3 million for the years ended December 31, 2019 and 2018, respectively and are included under the EMEA region in the above table.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Earnings per Share

The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2019	2018	2017
	(In thousands, except per share amounts)
Numerator:
Net loss attributable to Stratasys Ltd.	$(10,849)	$(10,964)	$(39,981)
Adjustment of redeemable non-controlling interest to redemption amount	—	(935)	—
Net loss attributable to Stratasys Ltd. for basic loss per share	(10,849)	(11,899)	(39,981)

Denominator:
Weighted average shares – denominator for basic net loss per share	54,260	53,751	52,959
Net loss per share
Basic	$(0.20)	$(0.22)	$(0.75)
Diluted	$(0.20)	$(0.22)	$(0.75)

The computation of diluted net loss per share for the years ended December 31, 2019, 2018 and 2017 excluded share awards of 4.3 million, 4.0 million and 3.8 million, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

Note 15. Leases:

Leases prior to the adoption of the new Lease Standard

Stratasys leases real estate, cars and equipment for use in its operations, which are classified as operating leases. In addition to rent, the leases may require the Company to pay directly for fees, insurance, maintenance and other operating expenses. Rental expense for the year ended December 31, 2018 and 2017 were $8.2 million and $10.0 million, respectively.

Leases following the adoption of the new Lease Standard

The Company adopted the new lease accounting guidance on January 1, 2019, using a modified retrospective transition approach, with certain practical expedients, and as a result did not adjust prior periods. Following the adoption, the Company recognized right-of-use assets of $27.4 million and lease liabilities of $27.9 million for its operating leases. The Company does not have finance leases.

The Company determines if an arrangement is a lease at inception. Lease classification is governed by five criteria in ASC 842-10-25-2. If any of these five criteria is met, The Company classifies the lease as a finance lease; otherwise, the Company classifies the lease as an operating lease. When determining lease classification, the Company’s approach in assessing two of the mentioned criteria is: (i) generally 75% or more of the remaining economic life of the underlying asset is a major part of the remaining economic life of that underlying asset; and (ii) generally 90% or more of the fair value of the underlying asset comprises substantially all of the fair value of the underlying asset.

Operating leases are included in operating lease right-of-use (“ROU”) assets, other current liabilities, and operating lease liabilities in the consolidated balance sheet.

ROU assets represent Stratasys's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments.

The new standard also provides practical expedients for an entity’s ongoing accounting. The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize ROU assets or lease liabilities, including not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition, but recognizes lease expenses over the lease term on a straight-line basis. The Company also elected the practical expedient to not separate lease and non-lease components for all of the Company leases, other than leases of real estate.

STRATASYS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lease terms will include options to extend or terminate the lease when it is reasonably certain that Stratasys will exercise or not exercise the option to renew or terminate the lease.

The Company is a party to several lease agreements for its facilities, the latest of which has been extended until midst 2026. The Company has the option to extend certain agreements for additional periods, the earliest of which is until the end of January 2024 and the latest is until the end of October 2028. During the extended lease period, the aggregate annually rental payments will increase by 2%-3% each year.

The company also leases vehicle for its employees with different commencement and ending periods in Israel and Germany solely.

Operating lease expenses are recognized on a straight-line basis.

The company’s operating lease cost for the twelve months ended December 31, 2019 were as follows:

December 31,
2019
(U.S. $ in thousands)
Operating lease cost:
Fixed payments and variable payments that depend on an index or rate	8,564
Total operating lease cost	8,564

Cash flow and other information related to operating leases as follows:

December 31,
2019
(U.S. $ in thousands)
Cash paid for amounts included in the measurement of lease liabilities	9,685
Right-of-use assets obtained in exchange for new operating lease liabilities	7,246

December 31,
2019
(U.S. $ in thousands)
Weighted-average remaining lease term — operating leases	3.18
Weighted-average discount rate — operating leases	4.72%

STRATASYS LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturities of operating lease liabilities were as follows:

December 31, 2019
(U.S. $ in thousands)
2020	9,456
2021	6,853
2022	3,657
2023	2,042
2024	1,018
2025 and thereafter	116
Total operating lease payments	23,142
Less: imputed interest	(1,406)
Present value of lease liabilities	21,737

December 31, 2018
(U.S. $ in thousands)
2019	8,445
2020	6,440
2021	4,362
2022	3,265
2023	1,894
Thereafter	593
24,999

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Years ended December 31, 2019, 2018, and 2017 (U.S. $ in thousands):

COLUMN A	Column B	Column C - Additions		Column D - Deductions		Column E
	Balances at	Charged to				Balances
	beginning	costs and	Charged to	Charged to	Charged to	at end
Description	of period	expenses	other accounts	income	other accounts	of period
Reserve for bad debts and allowances
Year ended December 31, 2019	$2,799	$574	$—	$2,020	$—	$1,353
Year ended December 31, 2018	$2,735	$1,657	$—	$1,593	$—	$2,799
Year ended December 31, 2017	$1,687	$1,665	$—	$617	$—	$2,735
Valuation allowances on deferred tax assets
Year ended December 31, 2019	$152,659	$—	$—	$—	$888	$151,771
Year ended December 31, 2018	$152,062	$597	$—	$—	$—	$152,659
Year ended December 31, 2017	$201,376	$22,998	$—	$65,572	$6,740	$152,062

S-1

ITEM 19. EXHIBITS.

Exhibit
Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd. (1)
1.2	Memorandum of Association of Stratasys Ltd. (2)
2.1	Specimen ordinary share certificate of Stratasys Ltd. (3)
2.2	Description of ordinary shares of Stratasys Ltd
4.1.1	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (4)
4.1.2	Amendment to Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (5)
4.2	Form of Indemnification Agreement by and between Stratasys Ltd. and each of its directors and executive officers (6)
4.3	OEM Purchase and License Agreement, effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and Ricoh Printing Systems America, Inc. (7)
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

4.7	Stratasys Ltd. Compensation Policy for Executive Officers and Directors (9)
4.8	Employment Agreement, effective as of February 18, 2020, by and between Stratasys Ltd. and Yoav Zeif
8.1	Subsidiary List of Stratasys Ltd.
12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act
13

Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm
101

The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2019 and 2018; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2019, 2018 and 2017; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

104	Cover Page Interactive Data File

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
February 26, 2020