Form 20-F
period 2020-12-31
STRATASYS LTD.
filed 2021-03-01
CIK 1517396

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ........................................

Commission file number: 001-35751

STRATASYS LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or Organization)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124

(Address of Principal Executive Offices)

Richard Garrity, President
Tel: (952) 937-3000

E-mail: rich.garrity@stratasys.com

7665 Commerce Way

Eden Prairie, Minnesota  55344

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.01 per share	SSYS	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

56,617,225 Ordinary Shares, NIS 0.01 par value, at December 31, 2020.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

•

the duration, degree of severity of, and strength of recovery from, the global COVID-19 pandemic, which may continue to have material adverse consequences for our operations, financial position, cash flows, and those of our customers and suppliers;

•

changes in our overall strategy, including as related to any restructuring activities and our capital expenditures;

•

the impact of shifts in prices or margins of the products that we sell or services we provide

•

the impact of competition and new technologies;

•

impairments of goodwill or other intangible assets in respect of companies that we acquire;

•

the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

     •  the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers;

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

•

impact of tax regulations on our results of operations and financial condition; and

•

any additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”, as well as in other parts of this Annual report.

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

USE OF TRADE NAMES

Unless the context otherwise indicates or requires, “Stratasys,” “Objet,” “PolyJet,” “J8 Series,” “J850,” “J826,” “J750,”  “J55,” “Vero,” “FDM,” “Fortus,” “F900,” “Fortus 450mc,” “Fortus 380mc,” “F123 Series,” “F370,” “F270,” “F170,” “F120,” “V650,” “Origin,” “Origin One,” “P3,” “Antero,” “Diran,” “Stratasys Direct Manufacturing,” “SDM,” “GrabCAD,” “GrabCAD Print,” “GrabCAD Shop,” “GrabCAD Community,” “GrabCAD Workbench,” “MakerBot,” “Method,” “Method X,” MakerBot CloudPrint,” “MakerBot SKETCH,” “Thingiverse,” “Replicator,” “LPM,” “Digital Anatomy,” “TissueMatrix,” “GelMatrix,” “BoneMatrix,” and all product names and trade names used by us in this annual report are our trademarks and service marks, which may be registered in certain jurisdictions. Although we have sometimes omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved. Furthermore, the Stratasys Signet design logo is our property. This annual report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

•

references to “Stratasys,” “our company,” “the Company,” “the consolidated company,” “the registrant,” “we,” “us,” and “our” refer to Stratasys Ltd. (formerly known as Objet Ltd.), and its consolidated subsidiaries;

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

•

references to “ordinary shares”, “our shares” and similar expressions refer to our Ordinary Shares, par value NIS 0.01 per share;

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

•

references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data.

The following table sets forth our selected consolidated financial data. The below historical selected consolidated statement of operations data for the years 2020, 2019, and 2018, and the selected consolidated balance sheet data at December 31, 2020 and 2019, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. The below selected consolidated statements of operations data for 2017 and 2016, and the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016, have been derived from our previously reported audited consolidated financial statements, which are not included in this annual report. The selected financial data should be read in conjunction with our consolidated financial statements and accompanying notes and “Operating and Financial Review and Prospects” appearing in Item 5 of this annual report, and are qualified entirely by reference to such consolidated financial statements. Our historical results set forth herein are not necessarily indicative of our future results.

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(U.S. $ in thousands, except per share data)
Statement of Operations Data:
Revenues	$520,817	$636,080	$663,237	$668,362	$672,458
Gross profit	219,394	313,692	325,224	322,777	317,306
Research and development expense, net	84,012	94,253	98,964	96,237	97,778
Selling, general and administrative expense	205,224	231,138	235,107	255,685	307,113
Goodwill impairment	386,154	—	—	—	—
Change in fair value of obligations in connection with acquisitions	—	—	—	1,378	(872)
Operating loss	(455,996)	(11,699)	(8,847)	(30,523)	(86,713)
Net loss	(444,116)	(11,079)	(11,225)	(40,459)	(77,621)
Net loss attributable to Stratasys Ltd.	(443,721)	(10,849)	(10,964)	(39,981)	(77,219)
Net loss per basic share attributable to Stratasys Ltd.	(8.08)	(0.20)	(0.22)	(0.75)	(1.48)
Weighted average basic shares outstanding	54,918	54,260	53,751	52,959	52,330
Net loss per diluted share attributable to Stratasys Ltd.	(8.08)	(0.20)	(0.22)	(0.75)	(1.48)
Weighted average diluted shares outstanding	54,918	54,260	53,751	52,959	52,582
Balance Sheet Data:
Working capital	428,338	499,153	508,390	451,614	388,428
Total assets	990,002	1,381,519	1,388,254	1,379,750	1,366,049
Equity	759,368	1,157,151	1,142,115	1,132,507	1,135,998

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

Summary of Risk Factors:

The following constitutes a summary of the material risks relevant to an investment in our company:

Risks related to our business and financial condition

●
The global COVID-19 pandemic could continue to adversely affect, our business, results of operations, liquid cash resources and financial condition, and the timing for economic recovery from it is uncertain.

●	We may not succeed at introducing new or improved products and solutions that gain market share.

●	Our operating results and financial condition may fluctuate.

●	Demand for our products and services may not grow as we expect.

●	The 3D printing market generally may not grow as we expect.

●	Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.

●	To the extent that other companies are successful in developing or marketing consumables for use in our systems, our revenues and profits would likely be adversely affected.

●	If our product mix shifts too far into lower margin products or our revenues mix shifts significantly towards our additive manufacturing (“AM”) services business, our profitability could be reduced.

●	Competition and new technologies may cut into our market share.

●	Impairments of goodwill or other intangible assets in respect of companies that we acquire adversely impact our results of operations for the periods in which they occur.

●
Our failure to successfully consummate acquisitions of, or investments in, new business, technologies, products or services, or to integrate them into our existing company, may adversely affect our financial results.

●	Our operations could suffer if we are unable to attract and retain key management, directors or other key employees.

●	Our AM services business and sales of our 3D printing systems to customers in certain industries carry with them potential liability claims.

●
Our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, could terminate or our manufacturing arrangements could be disrupted.

●	Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs.

●	A loss of, or reduction in revenues from, a significant number of our resellers and our independent sales agents would impair our ability to sell our products and services.

●	If we do not maximize our recurring stream of revenues from the sale of consumables and service contracts, our operating results may be adversely affected.

●	Global market, political and economic conditions, and in the countries in which we operate in particular, could adversely impact our operating results.

●	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

●	A failure or interruption to our management information systems for inventory management and distribution could adversely affect our business and operating results.
●
Environmental laws, export control laws, health and safety laws and regulations related to our operations and the use of our systems and materials could subject us to compliance costs and/or potential liability in the event of non-compliance.

●	Any failure to comply with reporting, privacy and other requirements in a number of jurisdictions could subject us to sanctions which, if material, could materially and adversely affect our company.
●	Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.
●	We own a number of our manufacturing and office facilities, which may limit our ability to move those operations.

●	Litigation and regulatory proceedings could adversely impact our operating results.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete.

●	The extent of our success at maintaining our liquidity and financing our operations and capital needs.

●	Impact of tax regulations on our results of operations and financial condition.

Risks related to our intellectual property
●
Infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us, could lead to litigation and have an adverse impact on our financial results.

●	If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.

●
As our patents expire, additional competitors using our technology could enter the market, which could offer competitive printers and consumables, require us to reduce our prices for our products and result in lost sales.

Risks related to operations in Israel

●	Our Israeli headquarters and manufacturing and other significant operations may be adversely affected by political, economic or military instability in Israel.

●	Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel (in particular), the Euro, the Yen and other non-U.S. currencies may negatively affect the earnings of our operations.

●
We currently receive Israeli government tax benefits in respect of our Israeli operations. If we do not meet several conditions for receipt of those benefits, or if the Israeli government otherwise decides to eliminate those benefits, they may be terminated or reduced.

Risks related to an investment in our ordinary shares
●	The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.

●
We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company, which reduces the level and amount of disclosure that you receive.

●	We do not anticipate paying any cash dividends in the foreseeable future.

Risks related to our business and financial condition
The global COVID-19 health pandemic has been adversely affecting and could potentially severely adversely affect, our business, results of operations and financial condition due to impacts on the industries in which our customers operate, as well as impacts from actions taken to contain the disease or treat its impact, and due to the unknown speed and extent of the economic recovery from the disease.
COVID-19, which was declared by the World Health Organization to be a global pandemic on March 11, 2020, has had numerous adverse effects on the global economy. Governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventative measure, have adversely affected workforces, customers, consumer sentiment, economies and financial markets, and, along with decreased consumer spending, have led to an economic downturn in many of the markets into which we sell our products and services.
Those effects of the pandemic have been adversely impacting our financial results for our operations in all global regions, beginning already in the first quarter of 2020 and continuing through the remainder of 2020.
While we have imposed counter-measures to try to mitigate the impact of the pandemic on our operating results, there is no certainty that those measures will succeed. As early as February 3, 2020, we imposed travel restrictions on our staff and have tried to proactively prevent any harm to our workforce wherever possible. Soon thereafter we also implemented work-from-home options. In order to try to lessen the impact of the pandemic on our profitability, we began to implement cost-control measures at the end of February 2020 and continue to closely manage them. All of our employees were effectively reduced to a four-day work-week during the second quarter of 2020, which we kept in place until the end of 2020, and we also instituted a nonessential hiring freeze and adjusted our cost base and production plan accordingly.
We continue to monitor the situation, assessing the latest implications for our operations, supply chain, liquidity, cash flow and customer orders, and have implemented the foregoing measures in an effort to mitigate adverse consequences, while simultaneously abiding by any government-imposed restrictions, market by market. There is no assurance, however, that we can succeed at doing so.
In addition to the adverse impact of the COVID-19 pandemic on our business and operating results, we furthermore continue to face uncertainty as to the degree and duration of that impact going forward. We do not know the length of time that the pandemic and related disruptions will continue, the impact of governmental regulations or easement of regulations in response to the strengthening or weakening of the pandemic, and the degree of overall potentially permanent changes in consumer behavior that may be caused by the pandemic. The pandemic may furthermore even lead to a more severe global economic downturn that is more than temporary and that could adversely affect demand for our products and services generally. A downturn could also have a material adverse impact on our business partners’ stability and financial strength. Given the uncertainties associated with COVID-19, it is difficult to fully predict the magnitude of effects on our, and our business partners’, business, financial condition and results of operations.
The COVID-19 pandemic may also have the effect of amplifying many of the other risks described herein.

We may not be able to introduce new 3D printers, high-performance systems and consumables acceptable to customers or to improve the technology, software or consumables used in our current systems in response to changing technology and end-user needs.

We derive most of our revenues from the sale of additive manufacturing systems and related consumables. The markets in which we operate are subject to rapid and substantial innovation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in these markets depends, in large part, on our success in enhancing our existing products and developing new additive manufacturing systems and new consumables that will address the increasingly sophisticated and varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis or otherwise gain market acceptance. In keeping with our strategic goal of strengthening our position in polymers and in the fast-growing mass production parts market, we acquired Origin Laboratories, Inc., or Origin, and its Programmable PhotoPolymerization (P3) technology on December 31, 2020, which we believe will help to further strengthen our position in that area.
Even if we successfully utilize new acquired technologies or organically developed technologies to create new systems or enhance our existing systems, it is likely that new systems and technologies that we develop will eventually supplant our existing systems or that our competitors will create systems that will replace our systems. As a result, any of our products may be rendered obsolete or uneconomical by our or others’ technological advances.

Our operating results and financial condition may fluctuate.

The operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. Particularly, during the period of COVID-19, we have less visibility as to the rate of recovery of the global economy and, consequently, as to the expected changes in our operating results over time. As a result, during this period, we have been analyzing our quarterly results on a linear basis, comparing consecutive quarters with one another, rather than each quarter with the corresponding quarter of the previous year, thereby enabling us to track the course of economic recovery and its impact on our operating results. Given the uncertainty, since the second quarter of 2020, we have suspended providing quarterly or annual guidance. Even as we have returned to providing limited guidance in 2021, if our operating results do not meet that guidance or the expectations of securities analysts or investors, the market price of our ordinary shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including the rate of global economic recovery from the COVID-19 pandemic, those additional factors listed below and those identified throughout this “Risk Factors” section:

•

the degree of market acceptance of our products and services, particularly in the fast-growing sector of mass production parts;

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

•

general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing; and

•

changes in dollar-shekel and dollar-Euro exchange rates that affect the value of our net assets, revenues and expenditures from and/or relating to our activities carried out in those currencies;

Due to all of the foregoing factors, and the other risks discussed in this annual report, you should not rely on quarter-over-quarter and year-over-year comparisons of our operating results as an indicator of our future performance.

If demand for our products and services, or in the 3D printing market generally, does not grow as expected, our revenues may stagnate or decline and our profitability may be adversely affected.

The commercial marketplace for prototyping and manufacturing, which was once dominated by conventional production technologies, is gradually adopting additive manufacturing as a new production technology. This is true with respect to prototype development, and to a growing extent, with respect to direct digital manufacturing, or DDM, as an alternative to traditional manufacturing. If the commercial marketplace does not continue to transform towards the broader acceptance of 3D printing and DDM as alternatives for prototype development and traditional manufacturing, or if it adopts 3D printing based on technologies other than the technologies that we use, we may not be able to increase or sustain current or future levels of sales of our products and related materials and services, and our results of operations may be adversely affected as a result.

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

We compete with a wide variety of producers of systems that create 3D printed models, prototypes, manufacturing aids, medical guides and end-use parts as well as producers of materials and services for these systems, including both additive and subtractive manufacturing methodologies, such as metal extrusion, computer-controlled machining and manual modeling techniques. Our principal competition currently consists of other manufacturers of systems for prototype development and manufacturing processes, including 3D Systems Corporation, HP, Carbon3D, EOS GmbH , Markforged and Desktop Metal (following their acquisition of EnvisionTEC), and, with respect to our desktop 3D printers, a multitude of companies such as Markforged, Ultimaker, XYZ Printing and Formlabs. Competition with our desktop 3D printers and our other lower-end products has intensified and creates a challenging business environment. For our broadened AM parts and services business, our chief competitors consist of 3D Systems, Materialise, Protolabs and many other smaller service providers. We may face additional competition in the future from other new entrants into the marketplace, including companies that may have significantly greater resources than we have that may become new market entrants or may enter through acquisition or strategic or marketing partnerships with current competitors.

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

If additional goodwill or other intangible assets that we have recorded become impaired, we could have to take future charges against earnings

As of December 31, 2019, the carrying value of all of our goodwill and other intangible assets was approximately $473.0 million compared to a carrying value of $493.1 million as of December 31, 2018.
During the third quarter of 2020, we noted that indicators of potential impairment existed which required an interim goodwill impairment analysis for our Stratasys-Objet reporting unit. These indicators included longer and deeper than expected reduction in the business, refinement to our business focus into additional inorganic technologies and sustained decline in our market capitalization during the second and third quarters of 2020, all, primarily as a result of the COVID-19 impact on the global economy and our business.

As a result of those indicators, we revisited various assumptions supporting the cash flow projections for our Stratasys-Objet reporting unit. Based on the revised cash flow projections, the value of the reporting unit decreased below its carrying value, and we recorded in the third quarter of 2020 a goodwill impairment charge of $386.2 million, the entire reporting unit’s goodwill.

In addition, we tested the recoverability of our long-lived assets, including our purchased intangible assets. We concluded that the carrying amounts of certain of our purchased intangible assets are not recoverable. As a result, we recorded a non-cash impairment charge of $5.3 million, in order to fully reduce the carrying amounts of certain of our purchased intangible assets to their estimated fair value.

If and when we acquire additional businesses (such as Origin, which we acquired on December 31, 2020), under accounting principles generally accepted in the United States of America, or GAAP, we are required to review goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable

Any impairment to our reporting units in the future could result in further significant charges against our earnings and could have a material adverse effect on our results of operations. For further information, please see Notes 7 and 8 to our consolidated financial statements included elsewhere in this annual report.

As part of our growth strategy, we have sought, and will continue to seek, to acquire or to make investments in other businesses, patents, technologies, products or services. Our failure to do so successfully (including, if applicable, to finance such acquisitions or investments on favorable terms and to avoid adverse financial consequences) may adversely affect our financial results.

As part of our growth strategy, which is focused on polymers, we expect to continue to regularly evaluate acquisitions or investments to expand our suite of products and services. Even if we are able to identify a suitable acquisition or investment, we may not be able to consummate any such transaction if we cannot reach an agreement on favorable terms or if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. If we proceed with a particular acquisition or investment, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition, results of operations or liquidity. Acquisitions will also require us to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. In addition, we could also face unknown liabilities or write-offs due to our acquisitions and investments, which could result in a significant charge to our earnings in the period in which they occur. We will also be required to record goodwill or other long-lived asset impairment charges (if any) in the periods in which they occur, which could result in a significant charge to our earnings in any such period. For further information on our quantitative assessment for goodwill impairment we performed in 2020 and the resulting impairments that we recorded, please see Notes 7 and 8 to our consolidated financial statements included elsewhere in this annual report.

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

Our sales of end-use parts to customers in the aerospace, medical and automotive industries, and of 3D printing systems to customers in the aerospace industry, carry with them a greater potential for liability claims against us.
Our manufacturing services business, Stratasys Direct Manufacturing, produces parts used as prototypes, benchmarks, and end-use parts. In the case of end-use parts, our sales to customers in the aerospace, medical and automotive industries, in particular, makes us more susceptible to product and other liability claims, which characterize operations in those industries. Sales of our 3D printing systems to customers in the aerospace industry similarly carry with them potential liability claims if the parts produced by those systems do not function properly. Any such claims that are not adequately covered by insurance or for which insurance is not available may adversely affect our results of operations and financial condition.

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

Uncertainty with respect to the global economy, difficulties in the financial services sector and credit markets, geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products and services. The uncertain prospects for economic growth in some of the regions in which we sell our products may cause end-users to delay or reduce technology purchases. We also face risks that may arise from financial difficulties experienced by our end-users, suppliers and distributors, which may be exacerbated by continued uncertainty in the global economy or by other geopolitical factors, including:

•  the global COVID-19 health pandemic and the economic difficulties and/or crises that it has created throughout the world, including the regions where our customers are located;
•  the possibility of an ongoing U.S.- China trade war may impact the cost of raw materials, finished products or components used in our products, and our ability to sell our products in China;

•

threats of massive cyber attacks that could cause severe economic damage;

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

We expect to derive a substantial percentage of our sales from international markets. We derived 34% of our revenues in 2020 from countries outside the Americas. Accordingly, we face significant operational risks from doing business internationally, including:

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

 We are subject to environmental laws and export control laws due to the import and export of our products, as well as environmental, health and safety laws and regulations related to our operations and the use of our systems and materials, including requirements imposed due to use of our products by our customers, which could subject us to compliance costs and/or potential liability in the event of non-compliance.

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

We are furthermore subject to extensive environmental, health and safety laws, regulations and permitting requirements in multiple jurisdictions due to our use of chemicals and production of waste materials as part of our operations and in connection with the operation of our systems by our customers. In certain cases, the required compliance with health or safety regulations is imposed by our customers themselves. These laws, regulations and requirements (which include the Directive on Waste Electrical and Electronic Equipment of the European Union (EU) and the EU Directive on Restriction of Use of Certain Hazardous Substances) govern, among other things, the generation, use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials and the health and safety of our employees. Under these laws, regulations and requirements, we could also be subject to liability for improper disposal of chemicals and waste materials, including those resulting from the use of our systems and accompanying materials by end-users. These or future laws and regulations could potentially require the expenditure of significant amounts for compliance and/or remediation. If our operations fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances that we generate, use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liabilities for remediation costs, regardless of fault. We may be identified as a potentially responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

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

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. In addition in California, where many employees of our SDM parts service as well as Origin's employees, are located, non-competition agreements with employees are generally unenforceable after termination of employment.

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

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us, for instance, in developing consumables that could be used with our printing systems in place of our proprietary consumables.

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

During the last year in particular, the value of the U.S. dollar has decreased significantly relative to the New Israeli Shekel and has settled at a level that is near the all-time low. This has had an adverse impact upon our dollar-denominated financial results, due to the relative increase in cost of the New Israeli Shekel denominated expenses of our Israeli operations. Our results of operations could also be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation (deflation) amounted to (0.7%), 0.6% and 0.8% for the years ended December 31, 2020, 2019 and 2018, respectively. The annual appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to 7.0%, 7.8%, and (8.1%) for the years ended December 31, 2020, 2019 and 2018, respectively.

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

One important assumption that goes into calculation of our tax rate is the tax benefit that we receive in respect of some of our operations in Israel, referred to as “Approved Enterprise” and “Beneficiary Enterprise”, under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in our company, we have estimated that our average effective tax rate to be paid with respect to all profit from the Israeli operations under these benefit programs is 7% to 14%, based on the current balance of activity between our Rehovot, Israel and Kiryat Gat, Israel facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which for 2018 and onwards is set at 23%. In addition to being subject to the standard corporate tax rate, we would be required to refund any tax benefits that we have already received as adjusted by the Israeli consumer price index, plus interest or other monetary penalties. Even if we continue to meet the relevant requirements, the tax benefits that our current “Approved Enterprise” and “Beneficiary Enterprise” receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which may cause our effective tax rate to be materially different than our estimates and could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, and that could also adversely affect our effective tax rate and our results of operations.

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

Our Israeli-based research and development efforts were and are financed in part, through grants that we received from the National Technological Innovation Authority, or the Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS). Since 2007 and through December 31, 2020, we have received funding from the Authority of approximately $8.1 million, in the aggregate, under several R&D programs to support certain research and development projects in Israel. Such funding is not subject to royalty obligations on our part.

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

We are organized in Israel. Most of our officers and most of our directors (as of December 31, 2020) reside outside of the United States, and a majority of our assets are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Risks related to an investment in our ordinary shares

The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.

The market price of our ordinary shares since the Stratasys, Inc.- Objet Ltd. merger has been subject to substantial fluctuation. From the start of 2018 through the early part of 2021 (through February 24, 2021), our ordinary shares have traded with closing prices that have ranged from $12.07 to $54.37, which low and high prices were each recorded since the start of 2020, evidencing a trend towards greater share price fluctuations. The price of our ordinary shares may continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including:

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

Raising additional capital by issuing securities or issuing securities pursuant to acquisitions of other companies or technologies may cause dilution to our shareholders, and may furthermore be difficult under certain market conditions.

We may need or desire to raise substantial capital in the future. Our future capital requirements will depend on many factors, including, among others:

•

the extent to which we acquire or invest in businesses, products or technologies (as we did in acquiring Origin in December 2020) and other strategic relationships;

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

If we raise funds or pay for acquisitions of other entities by issuing equity or convertible debt securities, it will reduce the percentage ownership of our then-existing shareholders, and the holders of such new securities may have rights, preferences or privileges senior to those possessed by our then-existing shareholders.
The market price for our ordinary shares, which had declined significantly from its all-time high in periods following the Stratasys, Inc.- Objet Ltd. Merger until reaching new lows in the middle part and late part of 2020 (through November 2020), has recovered strongly over the last few months. Should our share price decline once again, however, that would adversely impact our ability to raise funds in the capital markets or to utilize our securities as payment in an acquisition transaction.

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

Under the Companies Law, dividends may only be paid out of our profits and other surplus funds (as defined in the Companies Law) as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event that we do not meet the profit and surplus funds criteria, we can seek the approval of an Israeli court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Due to the acquisition method of accounting utilized, under GAAP, for the Stratasys, Inc.- Objet Ltd. merger and the Origin transaction, pursuant to which we were deemed to have acquired Objet’s assets and Origin's assets, we have incurred and will continue to incur significant annual amounts of amortization expense in respect of those assets. We are also subject to the risk of impairment charges from time to time to our acquired assets. These significant annual expenses under GAAP have reduced, and may continue to reduce or eliminate, our profits and surplus funds as determined under the Companies Law, and, hence, may restrict our ability to pay dividends (absent court approval).

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

Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2021 (the last business day of our second fiscal quarter of 2021). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2022, we would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2021 and quarterly reports in respect of each of the quarters of 2022) as if we were a company incorporated in the U.S., which, among other things, would result in increased compliance and reporting costs to us.

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

Although we do not believe that we were a PFIC in 2020, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2021 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and the future value of our assets. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information—Taxation—U.S. Federal Income Tax Considerations—Tax Consequences if We Are a Passive Foreign Investment Company”.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and Development of the Company

Our legal and commercial name is Stratasys Ltd., and we are the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd. Stratasys, Inc. was incorporated in Delaware in 1989, and Objet Ltd. was incorporated in Israel in 1998. As part of that merger transaction, the ordinary shares of Stratasys Ltd. were listed on the NASDAQ Global Select Market under the trading symbol “SSYS”. We have acquired a number of companies since that time, including: Cooperation Technology Corporation, or MakerBot, a leader in desktop 3D printing, which owned and operated Thingiverse.com, a website dedicated to the sharing of user-created digital design files (in August 2013); and Solid Concepts and Harvest Technologies, two leading providers of additive manufacturing services (in July 2014 and August 2014, respectively). Following those last two acquisitions, in 2015, we introduced our branded Stratasys Direct Manufacturing, or SDM, service, which significantly broadened and increased our production and offering of AM parts, which are used by our customers as prototypes, benchmarks and end-use parts. On December 31, 2020, we acquired 3D printing start-up, Origin Inc., or Origin, and its proprietary P3 Programmable PhotoPolymerization technology, which we expect to be an important growth engine for our company. The acquisition was aimed at fortifying our leadership in polymers and production applications of 3D printing in industries such as dental, medical, tooling, and select industrial, defense, and consumer goods markets.
We have dual headquarters. Our registered office and one of our two principal places of business is located at 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, and our telephone number at that office is (+972)-74-745-4314. Our other principal place of business is located at 7665 Commerce Way, Eden Prairie, Minnesota, and our telephone number there is (952) 937-3000. Our agent in the United States is Richard Garrity, President of our Delaware subsidiary, Stratasys, Inc., whose address is c/o Stratasys, Inc. at the address of our Eden Prairie, Minnesota headquarters. Our World Wide Web address is www.stratasys.com. The information contained on that web site (or on our other web sites, including www.objet.com) is not a part of this annual report. As an Israeli company, we operate under the provisions of the Companies Law.

In 2020, 2019 and 2018, our capital expenditures amounted to $29.0 million, $25.3 million and $24.8 million, respectively, of which $26.9 million, $22.5 million and $23.4 million, respectively, was principally related to the purchase and construction of property, plant and equipment.

During 2020 and 2019, our principal property and equipment investment was the construction of our new facility at our new property in Rehovot, Israel, which we own, and where we moved our Israeli headquarters during January 2017. This new facility, towards which we paid $19.8 million and $8.3 million during 2020 and 2019, respectively, also houses research and development facilities. As of December 31, 2020, we had invested an aggregate of $107.8 million in our new facility in Israel and its related equipment.

During 2020, we made other purchases of property and equipment, mainly for the enhancement of our manufacturing capabilities to support new solution offerings, primarily for our facilities in Israel and the United States.

B. Business overview

We are a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. Specifically, we are focused on polymers and technologies that address the fast-growing manufacturing solutions, which we view as the biggest potential growth opportunity in the 3D printing industry. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, materials and technology partner ecosystems, innovative leadership, and a global GTM infrastructure, we are positioned to expand further in a significant and growing global marketplace.
Our approximately 1,600 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, and education. Our products and comprehensive solutions improve product quality, development time, cost, and time-to-market. Our additive manufacturing ecosystem of solutions and expertise includes materials, software, expert services, and on-demand parts production. By the end of 2020, we estimate that we derived over 25% of our revenues from manufacturing solutions.

With the recent acquisition of  Origin Inc., a provider of photopolymer solutions for production-oriented applications, which closed on December 31st, 2020, we expanded our leadership through innovation in the fast-growing mass production parts segment with a next-generation photopolymer platform.  Origin’s pioneering approach to additive manufacturing of end-use parts will enable us to serve a large market with manufacturing-grade 3D printers, utilizing Programmable PhotoPolymerization (P3). This technology precisely controls light, heat, and force, among other variables, to produce parts with exceptional accuracy and consistency and enables a broad range of chemistry which turns into unique production grade properties.

We now offer a broader range of systems, consumables and services for additive manufacturing. Our wide range of solutions, based on our proprietary 3D printing technologies and materials, enhance the ability of designers, engineers and manufacturers to:

•

visualize and communicate product ideas and designs;

•

verify the form, fit and function of prototypes;

•

manufacture tools, jigs, fixtures, casts and injection molds used in the process of manufacturing end-products;

•

manufacture customized and short-to-medium-run end-products more efficiently and with greater agility; and

•

produce objects that could not otherwise be manufactured through subtractive manufacturing methodologies.

Our goal is to be the first choice for polymer 3D printing. Given our significant experience and proven operating history, we have many competitive advantages including:
  Broadest offering of innovative technologies.  We offer the industry’s largest offering of innovative 3D printing technology platforms that are each optimized for specific industry applications. They are complemented by a technology-agnostic software platform, with an extensive and rapidly expanding ecosystem of software solutions and software partners for workflow and connectivity.
  Deep application engineering expertise. We believe we have the most industry application engineers in the world who provide our deep quality and process certification expertise for tier-1 manufacturing OEMs. This is essential for meeting the rigorous demands of industries like aerospace, where there are over 300,000 Stratasys parts already flying around the world today, or medical, where we support multiple materials for biocompatible applications. We have multi-industry experience with multiple 3D printing technologies serving the aerospace, automotive, dental, consumer, education, and medical industries.
  Unparalleled market access. We believe our network of over 200 channel partners is the strongest and most experienced in the industry, covering every region and every major market. This network of resellers worldwide is exclusive to us and our technologies, and has been built over many years, making it unable to be quickly and easily duplicated. This channel network has focused primarily on selling our FDM and PolyJet solutions since the merger of Stratasys and Objet in 2012, and starting in 2021 will also include the Origin VAT and Xaar powder bed technologies, which dramatically expand the total addressable market across medical, dental, consumer goods, automotive, commercial goods, and service bureaus.
  Marquee customer base. Many of the world’s leading companies across aerospace, technology, automotive, consumer, energy, and healthcare are our strategic partners. These include: General Motors, whose new multi-million-dollar additive manufacturing facility in Michigan features Stratasys systems from low to high end; BAE Systems, which has incorporated Stratasys into its Factory of the Future; Boeing, which recently qualified a second material from us for in-plane use; and the Mayo Clinic, which recently added our new J55 in-office PolyJet system for medical modeling.
  Software/Digital manufacturing connectivity. Our software business creates a smart and connected ecosystem across our hardware offerings that can fully integrate with leading business intelligence systems and manufacturing applications. Our SDKs allow customers to turn data into intelligence by collecting important information that can be used to improve productivity. This level of integration expands the capabilities of 3D printers. In addition, many of our 3D printing systems are software-upgradable.

We benefit from recurring revenues from the sale of resin and plastic consumables and related services. We provide products and services to our global customer base throughout our offices in North America and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan, as well as through our worldwide network of over 200 channel partners and resellers who are exclusive to us and our additive manufacturing technologies. Additionally, through our MakerBot subsidiary, we deploy an online sales channel. We have over 2,000 employees worldwide, including what we believe is one of the largest additive manufacturing service bureaus in the United States.

Industry overview

Historically, prototype development and customized manufacturing have been performed by traditional methods using metal extrusion, computer-controlled machining, and manual modeling techniques, in which blocks of material are carved or milled into specific objects. These subtractive manufacturing methodologies have numerous limitations. They often require heavy involvement of specialist technicians and can be time- and labor-intensive, and traditional molds for injection molding are expensive. The time intensity of traditional modeling can leave little room for design error or subsequent redesign without meaningfully impacting a product’s time-to-market and development cost. As a result, prototypes have traditionally been created only at selected milestones late in the design process, which prevents designers from truly visualizing and verifying the design and geometry of an object in the preliminary design stage. The inability to iterate a design rapidly hinders collaboration among design team members and other stakeholders and reduces the ability to optimize a design, as time-to-market and optimization become necessary trade-offs in the design process.

3D printing addresses many of the inherent limitations of traditional modeling technologies through its combination of functionality, quality, ease of use, speed and cost. 3D printing can be significantly more efficient and effective than traditional model-making techniques for use across the design process, from concept modeling and design review and validation, to fit and function prototyping, pattern making and tooling, to direct manufacturing of repeatable, cost-effective parts, short-run parts and customized end products. Introducing 3D modeling earlier in the design process to evaluate fit, form and function can result in faster time-to-market and lower product development costs, while keeping intellectual property in-house. As the 3D printing industry is maturing, its role in a product’s lifecycle is further expanding, specifically into manufacturing solutions that follow the initial modeling and prototyping stages of the product lifecycle.  This evolution opens a substantially larger total addressable market for additive manufacturing solutions.
For customized manufacturing, 3D printers eliminate the need for complex manufacturing set-ups and reduce the cost and lead-time associated with conventional tooling. Direct digital manufacturing, or DDM, involves the use of 3D production systems for the direct manufacture of parts that are subsequently incorporated into the user’s end product or manufacturing process. DDM is particularly attractive in applications that require short-run or low-volume parts or rapid turn-around, and for which tooling would not be appropriate due to small volumes. New technologies, such as our P3 technology, are beginning to significantly increase the volumes at which additive manufacturing is competitively advantageous. DDM also enables the production of objects that have been topologically designed, or designed on the basis of a computerized determination of where to place the key components of the object and how to connect them, a process that is generally unavailable using conventional subtractive manufacturing methodologies.

Desktop 3D printer usage has shown rapid growth in recent years, with the introduction and adoption of affordable entry-level 3D printers and increased availability and content. These entry-level desktop printers have increased market adoption by professional designers and education institutions. We expect that the adoption of 3D printing will continue to increase in the future, in terms of design applications and more importantly manufacturing applications. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D computer-aided-design, or CAD, and other simplified 3D authoring tools), as well as increased availability of 3D scanners. We also believe that increased adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability of entry-level systems. We are active in facilitating the growth of the 3D printing market by bringing intuitive, design-to-3D print solutions to the market. We also believe that the increasing adoption of 3D printing in manufacturing processes serves as an important source of growth in the 3D printing industry.

Stratasys solutions

Range of solutions

We provide integrated solutions throughout a product’s lifecycle for designers, engineers, manufacturers, and medical professionals, including compatible products and services designed for our customers’ use to effectively solve their specific application needs. Our solutions consist of 3D printing systems, consumables, software, paid parts, and professional services and encompass everything from prototyping and design all the way through mass production.
Our solutions allow our end-users to print 3D models and parts that enhance their ability to visualize, verify and communicate product designs, thereby improving the design, development and validation processes and reducing time-to-market. Our systems create visual aids for concept modeling and functional prototyping to test fit, form and function, permitting rapid evaluation of product designs. Using presentation models developed with our systems, designers and engineers can typically conduct design reviews and identify potential design flaws earlier in the process and make improvements before incurring significant costs due to re-tooling and rework, allowing them to optimize a design much more rapidly and cost-effectively.
Our systems aid in the communication of ideas otherwise communicated in abstract or 2D media. For example, physicians use visually and/or biomechanically accurate 3D printed Stratasys models to plan surgical procedures. A model produced with our systems may be used as a sales tool, as a model or part display, or simply for use in conducting a focus group. It may also be used for accelerated collaboration in product design and manufacturing cycles at multiple locations, enabling visualization and tactile response, which can be critical to product development or sales process.

      Our solutions also empower end-users to quickly and efficiently deploy parts to incorporate into their manufacturing process and improve its effectiveness while at the same time lowering costs. For instance, our solutions enable the production of manufacturing aids and tools such as jigs, fixtures, casts and injection molds aiding in the production and assembly process. These solutions are often faster to produce than through traditional methods, and frequently cost less. Materials like nylon carbon fiber enable these printed products to be both exceptionally strong and lightweight.
Additive manufacturing of end-use-parts, using our solutions, is a growing focus of our offerings to customers, and is attractive in applications requiring fast, short-run or low-mid-volume parts where tooling would not be cost-efficient. Our solutions enable the production of objects that generally could not otherwise be manufactured through subtractive manufacturing methodologies.

 In addition, our solutions enable doctors to train and plan medical procedures based on medical models, created by our printers, as well as create surgical guides to support complex surgeries. In the dental space, our Polyjet and P3 solutions enable dental labs to create dental and orthodontic, patient specific models and guides for various applications, based on digital dentistry workflow.

Our solutions offerings are characterized by the following distinguishing qualities:

  material properties of printed objects, such as heat resistance, toughness, brittleness, elongation-to-break, color and flexibility;
  quality of printed objects measured by, among other things, resolution, accuracy and surface quality;
  consistency of produced parts in a run or batch;
  multiple production-grade modeling materials;
  reliability of printing systems;
  fast time to part;
  efficiency of operations with software workflows;
  customer service;

•

ease of use; and

•

automatic, hands-free support removal and minimal post processing.

Range of technologies and differentiating factors

Our solutions are driven by our proprietary technologies, which we have both developed organically and acquired over time through targeted acquisitions. We hold approximately 1,600 patents and pending patents internationally, and our 3D printing systems utilize our patented extrusion-based FDM®, inkjet-based PolyJet™, photopolymer-based P3,  and open industry-based stereolithography technologies to enable the production of prototypes, tools used for production, and manufactured goods directly from 3D CAD files or other 3D content. We are also in the process of developing powder bed fusion (PBF) technology for end-use parts applications through our 45% interest in Xaar 3D. We believe that our broad range of product and service offerings is a function of our 3D printing technology leadership.

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

We believe that our inkjet-based 3D printing technology is differentiated from other competing technologies in its ability to scale and deliver high-resolution and multi-material, full-color 3D printing, down to the voxel level, in an office environment system. Our easy-to-use, PolyJet™ 3D printers create high-resolution, smooth surface finish models with the look, feel and functionality of the final designed product. We offer a wide variety of office-friendly resin consumables, including rigid and flexible (rubber-like) materials and materials for medical applications that simulate the biomechanical properties of human tissue. Using our PolyJet digital materials technology, our solutions offer unique quality 3D printing systems depositing multiple materials simultaneously. This enables users, in a single build process, to print parts and assemblies made of multiple materials—each retaining its distinct mechanical and physical properties. For example, users can print objects with both rigid and flexible portions in a single build or mix different base colors in order to achieve desired color tone. The PolyJet technology enables on-demand mixing of a variety of resins to create a broad range of pre-defined digital materials, which are composite materials with modified physical or mechanical and color properties. In 2019, we began offering ‘Pantone® Validated’ colors, allowing us to now support more than 500,000 color and texture combinations, including the industry’s clearest material, nearly as clear as glass, with a wide range of color and texture combinations, which is a key differentiating attribute of our 3D printers.

Our stereolithography technology enables the production of high-quality, durable parts that meet the requirements of a wide range of applications, as well as additive manufacturing prototypes and tools. Industrial stereolithography systems are well-established in the 3D printing industry for applications such as large prototypes, tooling, investment casting patterns, and orthodontic clear aligner molds. They provide quality surface finish, large build sizes, a fast time to print, and an affordable cost per part. Our initial stereolithography system brought to market in 2019—the V650 Flex—prints quickly and powerfully, while allowing for fine-tuning across a broad range of DSM’s Somos™ stereolithography resins. In February 2021 we acquired UK-based RP Support Ltd. (RPS), a provider of industrial stereolithography 3D printers for prototyping and tooling applications. We believe that RPS’ Neo® line of systems is superior relative to other solutions currently available due to an open choice in resins, low service requirements, and reliable and accurate builds with simple day-to-day operation. With access to our strong global channels and our innovative GrabCAD software, we believe we can bring these benefits to many more manufacturing organizations.

Our newest P3 resin-based 3D printing technology, which we added to our solutions portfolio through our acquisition of Origin, which closed on December 31st, 2020 – provides a best-in-class combination of detail, mechanical properties and throughput for mass production parts. We believe we have the strongest materials portfolio in the category – including everything from aerospace-grade flame-resistant materials to biocompatible materials from leading companies like BASF, Henkel and DSM. The P3 platform is software-based and cloud-connected so we can easily optimize our platform for our customers, including cloud-based upgrades.

We believe that the range of 3D printing consumable materials that we offer, consisting of over 60 FDM spool-based filament materials, 45 PolyJet cartridge-based resin materials, 158 non-color digital materials, and over 500,000 color variations, is the widest in the industry.

Our competitive strengths

We believe that the following are our key competitive strengths:

•

Differentiated product offerings with superior model quality. Our portfolio of 3D printing systems is differentiated through a combination of superior printing qualities, accuracy, print speed, the ability to print a range of materials with varying levels of strength, chemical and heat resistance, color and mechanical properties, the ability to print multiple materials simultaneously and suitability for office environments. Our offering spans the entire spectrum from entry-level desktop printers to high-end solutions for complex manufacturing operations.

  Our PolyJet inkjet-based systems are used in multiple prototyping solutions as well as in manufacturing applications, particularly in higher growth industries such as healthcare and dental.  The systems jet ultra-thin layers of material, enabling voxel level control of the deposited materials, part realism (multi materials and colors), high accuracy and resolution and smooth finish to printed models. For use with these various types of systems we offer a wide variety of office-friendly resin consumables, including rigid, flexible (rubber-like), transparent and color materials.  This unique quality printing system utilizes the simultaneous jetting of up to six materials to enable end-users to print models, in virtually unlimited combinations, in a single build.
  Our powder bed fusion (PBF) systems, expected to launch later in 2021, will expand our total addressable market across multiple segments, including commercial goods (frequent demand for short and medium run production), automotive (production parts at competitive speeds), consumer goods (pre-production parts, short runs, and specialty production), and service bureaus (an excellent high-utilization environment for a wide variety of components. This platform has been advanced in development through the Xaar3D joint venture.
  Our P3-based systems, which we added to our solutions portfolio via the acquisition of Origin, offer a best-in-class combination of detail, mechanical properties and throughput for mass manufacturing production parts.  This addition allows us to expand our leadership through innovation in the fast-growing mass production parts segment in industries such as dental, medical, tooling, and select industrial, defense, and consumer good segments. The P3 technology is an advancement on DPL principles ,whereby liquid photopolymer resin is cured with light.  Our Origin One offering precisely controls light, heat, and force, among other parameters, via Origin's closed-loop feedback software. This new technology enables customers to build parts with industry-leading accuracy, consistency, size and detail, while using a wide range of commercial-grade, durable resins.
  Our FDM-based systems enable the highly precise printing of engineering and high-performance thermoplastic materials, enabling a wide range of manufacturing applications with little or no post-production processing.

•

Integrated solutions offering/ecosystem. We provide integrated solutions offering that include compatible products and services that are designed to meet the full gamut of our clients’ needs in an efficient manner, consisting of a broad range of systems, consumables, software and services, including:

•

3D printers;

•

materials;

•

GrabCAD print software;

•

professional services;

•

parts on demand;

•

vertical applications;

•

partnerships and alliances; and

•

enhanced collaboration among industry professionals, via our GrabCAD Community, which provides engineers and designers a resource for CAD models and helps them communicate ideas and share designs.

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

•

Synergies between SDM and 3D printer sales businesses. Our Stratasys Direct Manufacturing’s AM parts service business has been capitalizing on the synergies between it and our 3D printer sales business. As a result of organizational changes we made in 2018, Stratasys Direct Manufacturing is now directly under our North American sales organization and benefits from access to some of the largest customers for our 3D printing systems, who have been increasingly relying upon Stratasys Direct Manufacturing for production parts and development needs. This has also favorably shifted the mix of production parts sold by Stratasys Direct Manufacturing towards more profitable additive manufacturing parts in place of conventional parts.

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

•

Leading position in desktop 3D printing. Our MakerBot performance and desktop categories of 3D printers provide accessible desktop 3D printers and materials and leading content creation and sharing solutions. We believe the desktop 3D printing category is poised for future growth driven by the broader adoption of 3D printing and an increase the in number of applications where 3D printing is used. We believe our installed base, brand awareness and portfolio of solutions in this category positions us to capitalize on the continued growth of this category.

•

Extensive global reach. With over 200 channel partners around the world, we are well positioned to leverage the extensive geographic reach of our marketing and sales organization to serve customers and grow awareness of 3D printing for prototyping, design and manufacturing. In addition, through our MakerBot subsidiary we deploy an online sales channel.

•

Increased accessibility and ease of use for customers. Our GrabCAD software platform enables designers, engineers, and machine operators to easily utilize our 3D printing systems. GrabCAD Print provides native CAD job programming along with traditional 3D file formats (STL, VRML) reducing time and errors in job planning and resulting in high quality printed parts. Additionally, our advanced scheduling, remote monitoring and analytics provide visibility to managers and operators across our technologies. GrabCAD Shop provides work order management for organizations that have dedicated operators providing centralized, 3D Printing services to engineers and designers. GrabCAD Community is the online community of over 6 million professional engineers, designers, manufacturers and students who share best practices via tutorials, discussion forums, design/print challenges and 3D content.

Our growth strategy

We are focused on polymers, which we view as the biggest potential profit pool in the industry. Our solutions deliver value to every touchpoint across the product lifecycle. The key elements of our strategy for growth include the following:

•

Having the broadest technology offering in the sector. We offer five best-in-class technologies for every step in the product lifecycle – from concept through manufacturing. We believe that the proliferation of 3D content, advancements in AM technology platforms and the introduction of improved materials will continue to drive growth in 3D printing.  We expect to see that growth result in a major shift towards more manufacturing application solutions as compared to primarily focusing on design and prototyping.  We will continue to invest in the identification of new applications (especially manufacturing applications) for which our proprietary printing technologies, software and materials are appropriate. This approach has resulted in the broadest offering of Polymer 3D printing solutions in our industry, serving an unequalled array of end markets.

•

Possessing an unmatched Go-to-Market infrastructure. Our network of over 200 channel partners is the largest and most experienced in the industry. This is a competitive advantage that we believe is not easily or inexpensively replicated. Our goal is to reach new customers and increase sales to existing customers by leveraging that network and providing access to new solutions that address customers’ specific needs. These solutions include those offered by our Stratasys Direct Manufacturing service. As part of this strategy, we intend to grow awareness of 3D printing solutions for prototyping and manufacturing and to develop industry-specific sales channels as part of our effort to commercialize a broader range of new manufacturing and production applications.

•

Possessing deep application engineering experience. Our people have the deepest application engineering expertise in the industry, which allows us to educate customers and drive future innovation.  We have in place today an offering of solutions that includes the complete gamut of compatible systems, consumables, software and services (parts on-demand, professional and expert consulting services) that are designed to meet our clients’ needs in an integrated, complete manner. We will seek to extend our technological capabilities by addressing manufacturing applications and continuing to invest in our R&D efforts, which focus on enhancing our 3D PolyJet and FDM printing technologies as well as developing new innovative solutions for 3D printing and exploring inorganic opportunities for new printing technologies. We believe that by enhancing our AM technological capabilities and by developing and introducing new materials for our 3D printing and production systems, we will be able to increase both the size of, and our share of, the 3D printing marketplace.

•

Having a resilient business model designed to scale as opportunities present themselves. Our corporate and Go-to-Market infrastructures are positioned to effectively absorb,  scale and create operating leverage for key opportunities that can complement and grow our leading position in polymers  as they arise, all while providing operating leverage to the company.  We are also positioned to weather unexpected downturns like the one we have seen from the pandemic, and to scale up during times of growth, capturing market share and increasing revenues, margins, and earnings. We are not dependent on any one client or end market, as evidenced by our not having any one customer represent greater than 10% of our revenues.

•

Having a growing software partner ecosystem. We offer Industry 4.0-ready systems that include API integration to leading manufacturing software solutions. This network of software partners helps us to enhance our technological offerings while at the same time receive real-time feedback on those offerings. For example, our GrabCAD Community, which fosters collaboration among engineers and designers and helps them to communicate ideas and share designs, enhances the likelihood that we can draw from these new collaborations and enhance awareness, and, as a result, generate sales of our integrated solutions.

Products and services

Our products

We offer a dedicated suite of products for applications such as rapid prototyping (RP), tooling, and manufacturing parts. Our products include 3D printing systems, consumable materials, software and services.

Collectively, this portfolio of products offers a broad range of performance options for our customers, depending on their application, the nature and size of the designs, prototypes, and/or final parts desired. Our products are available at a variety of different price points and include entry-level desktop 3D printers, a range of systems for RP, and large production systems for additive manufacturing. We also offer a range of 3D printing materials (as described under “Consumable materials” below). The performance of our different systems varies in terms of capabilities, which are related to the following features:

•

print speed;

•

resolution;

•

materials;

•

resin cartridge capacity / filament spool size;

•

maximum model (or tray) size;

•

repeatability; and

•

duty cycle, or the number of parts that a printer can produce over a given period of time without requiring maintenance.

Our systems are integrated with our software and are supported by services provided to our customers, both directly and through our reseller channel.

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

Our 3D printing systems, which are based on our proprietary FDM, PolyJet and stereolithography technologies, are described below:

PolyJet printers

Our PolyJet technology-based, high-end printing systems offer the ability to print eight multiple materials including color printing in a single part build. The Stratasys J8 Series printers break restrictive technology barriers, enabling customers to print more than 500,000 different color shades and textures, including Pantone® Validated colors, and multiple material properties— ranging from rigid to flexible, and opaque to transparent. It also 3D prints concept models twice as fast as our previous generation printers, supported by a new, low-cost DraftGrey material.

Our J55 3D Printer makes that same fast, full-color design realism accessible to designers and teams everywhere in an office-friendly format and smaller footprint. At about a third the price of J8 Series printers, the J55 including high fidelity and five simultaneously printer materials enabling nearly 500,000 colors.
Both J8 Series 3D printers and the J55 printer support KeyShot 3D rendering software, enabling designers to save KeyShot designs directly in the new 3MF format and produce 3D printed models in a single day, when traditional modeling can take one-to-three weeks.
The Stratasys J750 Digital Anatomy printer helps medical device companies optimize design throughout the product lifecycle. It 3D prints with GelMatrix resin, TissueMatrix resin and BoneMatrix resin — three new materials which, when combined, form over 100 new, unique digital materials to suit anatomical applications. These materials, when used for 3D printing, produce medical models and anatomies that achieve a true-to-life feel and response. This includes both soft tissues, including organs and blood vessels as small as 1mm in diameter, as well as porous bone structures, fibrotic tissues, and ligaments.

FDM printers

The F123 Series printers enable end-to-end rapid prototyping for every stage of the prototyping process, as well as preparation of jigs and fixtures. The prototypes that can be created include: rapid, economically effective concept verification models in PLA material and fast-draft mode and advanced design validation prototypes using a 0.005-inch slice resolution and soluble support for unmatched precision, repeatability and aesthetics. The F123 Series product line allows users to create parts in PLA, ABS plus, ASA, TPU, ABS-ESD, Diran and PC-ABS materials. These materials can produce parts with the strength required for true form, fit and functional testing. The F123 Series printers are designed to enable ease of use and maintenance while offering an easy-to-use yet rich user experience with GrabCAD Print software. In 2019, we set a new entry point for the F123 printer with a single-material F120 printer for under $12,000.

We also offer printing systems typically used for Additive Manufacturing— production tooling and end parts applications— and high-performance Prototyping applications. The Stratasys Fortus 380mc and 450mc build high-performance parts in customary materials, but with advanced complexity and other requirements needed for current-day manufacturers. These systems are run via easy-to-use interfaces and software controls, making them user-friendly in producing complex parts more efficiently. When a job demands exclusive production of high-strength parts for tough applications, the Fortus 380mc Carbon Fiber Edition may be used. It produces functional prototypes, production parts and parts used for rugged tooling, based on the strength and stiffness of carbon-filled composite material used with that printing system.
The Stratasys Fortus F900 offers a streamlined workflow and easier job-monitoring with an internal camera and GrabCAD Print Software. Standard certifications are included, eliminating the effort and cost to qualify the 3D printer for the user's production floor. Additionally, we announced the Aircraft Interiors Solution in 2018, which allows a faster, simpler path for certifying additively manufactured parts for aircraft installation, and the Rail Industry Solution in 2019 to provide the same benefits for end-use parts on trains.

Our MakerBot Replicator series represents our desktop 3D printers, compact 3D printers, and connected 3D printers. Our desktop and compact 3D printers are affordable, and designed for easy, desktop use. They are typically used by educational institutions and designed for individuals operating alone or within an enterprise. Our new Method™ series of performance printers is aimed at bridging the gap between industrial and desktop systems, providing industrial level of reliability and precision combined with accessibility and ease of use found in desktop systems. The Method™ printers are built for the professional individual user. The METHOD Carbon Fiber Edition and METHOD X Carbon Fiber Edition are manufacturing workstations with a heated chamber, capable of printing composite materials such as Nylon Carbon Fiber. MakerBot Nylon Carbon Fiber is compatible with Stratasys SR-30 soluble support material, has a heat deflection temperature of 100C greater, tensile strength 155% stronger than MakerBot real ABS. The MakerBot LABS Experimental Extruder allows customers to print 3rd party materials on the METHOD platform, including abrasive composite materials with carbon fiber and glass fillings. We also introduced PC-ABS, PC-ABS FR, Nylon 12 Carbon fiber along with Labs materials from Polymaker, Kimya, MCPP and Jabil Additive, bringing the total number of released materials for the METHOD platform to 24.

Stereolithography Solutions

Our first stereolithography printing system—the V650 Flex 3D Printer (which was optimized for DSM’s Somos™ resins in partnership with DSM, a global company)— combines the power of a large-scale system with a configurable environment for fine-tuning across a broad range of resins, thereby giving customers greater accuracy, choice, and lower costs in 3D printed prototype and part development. The printer enables our customers to capitalize on the quality and high-performance of DSM’s Somos stereolithography resins that enable the production of high-quality, durable parts that meet requirements of a wide range of applications, as well as additive manufacturing prototypes and tools. Following our acquisition of RPS, which was completed in February 2021, we will also be offering industrial stereolithography 3D printers for prototyping and tooling applications, namely RPS’ Neo® line of systems which offers open choice in resins, low service requirements, and reliable and accurate builds with simple day-to-day operation.
Origin P3 printer
We completed the acquisition of Origin on the last day of 2020.  Origin’s manufacturing-grade 3D printer uses the P3 technology (Programmable PhotoPolymerization) to precisely control light, heat, and force, among other variables, to produce parts with exceptional accuracy and consistency. Origin engages with a network of materials partners (like BASF, Henkel and DSM), who work to develop a wide range of commercial-grade materials for this P3 system, resulting in some of the toughest and most resilient materials in additive manufacturing. This addition adds Origin’s software-centric additive manufacturing solution that offers best-in-class printing technology based on digital light processing for production-oriented polymer applications and accelerates our expansion into mass production additive manufacturing.

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

The materials we sell are described below:

FDM materials

The modeling and support filament used in the FDM-based 3D printers and production systems features a wide variety of production grade thermoplastic materials. We continue to develop filament modeling materials that meet our customers’ needs for increased speed, strength, accuracy, surface resolution, chemical and heat resistance, color, and mechanical properties. These materials are processed into our proprietary filament form, which is then utilized by our FDM systems. Our spool-based system has proven to be a significant advantage for our products, because it allows the user to quickly change material by simply mounting the lightweight spool and feeding the desired filament into the office-friendly FDM devices. Currently, we have a variety of build materials in multiple colors commercially available for use with our FDM technology.

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

For MakerBot METHOD users, we also provide the MakerBot LABS Experimental Extruder. This extruder turns METHOD into an open materials platform, enabling users to print with a wide variety of third-party materials on an industrial 3D printing platform. We have been qualifying third-party materials for the extruder, such as Kimya ABS composite materials by ARMOR and Polymaker polycarbonate materials.

PolyJet materials

Our resin consumables, which consist of our PolyJet family of proprietary acrylic-based photopolymer materials as well as our other inkjet-based systems, enable users to create highly accurate, finely detailed 3D models and parts for a wide range of prototype development and customized manufacturing applications. The wide variety of resins within the PolyJet family is characterized by transparent, colored, or opaque visual properties and flexible, rigid or other physical properties. Support materials that are used together with the model materials enable the 3D printing of models with a wide array of complex geometries. Our resin-based materials are produced in-house and are specially designed for our printing systems.

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

Stereolithography materials

Our stereolithography materials— DSM’s Somos stereolithography resins—are used in our first stereolithography system to be brought to market, the V650 Flex 3D Printer. There are four such materials: (i) Somos Element— DSM’s next-generation investment casting resin; (ii) Somos NeXt— this material provides Stereolithography accuracy with the look, feel and performance of thermoplastic; (iii) Somos PerFORM— for applications needing strong, stiff, high-heat-resistant composites with very detailed resolution; and (iv) Somos Watershed XC 11122— a clear solution delivering ABS and PBT-like properties for stereolithography.

These materials, like the V650 Flex 3D Printer, are backed by years of significant utilization at our service bureau, Stratasys Direct Manufacturing.

Software

Software is an integral part of our solutions-based, go-to-market strategy. Built on cloud, desktop and mobile technologies, the GrabCAD Print Platform offers job programming, scheduling, monitoring, order management and analytics across our various 3D printing technologies. Additionally, Stratasys solutions can be integrated and extended into customer environments through connectivity enabled by the GrabCAD Software Development Kit.

GrabCAD Print, our job programming software, enables the unique features of our 3D printing technologies such as creating lightweight, structurally sound infills for FDM, and multi-material and color and material management for PolyJet. The feature set of GrabCAD Print is designed to make the process of creating high-quality, highly detailed and accurate models accessible to users in Engineering and Design Offices, Enterprise Model Shops, Manufacturing and Health Care markets.

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

Our scheduling software includes capabilities to manage the operations of one or more printers including tray packing and optimization, job estimation, system availability, scheduling and monitoring via desktop, web or mobile devices. Additionally, analytics information is available in the form of standard utilization, material usage and job history reports enabling managers and operators to maximize the use of our 3D printing systems.

GrabCAD Shop simplifies the 3D Printing Shop workflow by substantially improving the way teams manage and collaborate on prototyping work orders. Engineers, designers and shop operators minimize time-to-part by sharing a common work space to simplify print work order management, communicating requirements accurately and focusing on delivering quality prints on time.

The GrabCAD Software Development Kit (SDK) enables Companies and Independent Software Vendors (ISVs) to integrate Stratasys 3D printing at production scale with existing design and manufacturing software applications infrastructure to support enterprise goals around system connectivity, compliance and workflow automation. The GrabCAD SDK leverages standard protocol such as MTConnect and provides Application Programming Interfaces (API’s), documentation, sample code and a professional support network
The GrabCAD Software Partner Program is available to Independent Software Vendors (ISVs) wishing to develop new business in additive manufacturing, providing a complete set of tools to integrate their applications to Stratasys technologies, get technical guidance, and support and participate in joint marketing activities.  The GrabCAD Software Partner Program makes up a robust ecosystem of software partners in Additive Manufacturing powered by Stratasys.  Stratasys provides access to GrabCAD SDK - a complete set of developer tools to support technical integration as well as world class support and joint marketing.
GrabCAD Workbench is a cloud-based project data management solution that enables design teams to work together collaborating on design tasks and managing CAD files. Capabilities include file version management, 3D view-markup-measure-compare, and backup and restore in a securely managed environment fostering project workflow efficiency. MakerBot CloudPrint software is designed to provide a seamless 3D printing workflow for MakerBot teams to collaborate around the world. MakerBot CloudPrint is designed to be both easy to use and provide the scalability of the cloud to provide a more efficient 3D printing workflow management solution.

Our software is available in 9 languages to promote usage in the regions worldwide in which we operate.

Online Community

Thingiverse.com

Thingiverse is our online community for sharing downloadable, digital 3D designs. The Thingiverse platform enables users to share and customize their digital designs. We believe that Thingiverse is the largest repository of free 3D printable content available to consumers. Thingiverse includes approximately four million public designs available for downloading. We have had approximately 4.5 million uploads and more than 680 million downloads of designs via this platform.

GrabCAD Community

We operate the GrabCAD Community for mechanical engineers, designers, manufacturers and students where members can share best practices via tutorials, discussion forums, and design/print challenges. They can also upload and download free CAD models and access our GrabCAD Print and Workbench software. This community had more than 8 million members and over 4.5 million CAD files available for free download as of the end of 2020.

Our services

Support services and warranty

Customer support

Our customer support department provides on-site system installation, operator training, a full range of maintenance and repair services and remote technical support to users of our products. We provide support to our customers directly and through our resellers, ensuring that support and parts may be readily obtained worldwide. We also offer advanced training to our customers, particularly on our high-performance systems. Our support network consists of the following:

•

Stratasys-certified engineers who provide worldwide, on-site installation, training and support;

•

direct support engineers through our company;

•

indirect support engineers through certified partners, including third-party service organizations or selected resellers who provide support for our systems;

•

phone and direct on-site company support in eight languages, and resellers indirect support in local languages;

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

•

full range of commercial service programs to support the high utilization of our 3D printers and our customers’ unique needs; and

•

an e-commerce platform allowing for smooth and fast purchasing of our 3D printing materials.

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

We offer services on a time and materials basis, as well as a full range of post-warranty maintenance contracts with varying levels of support and pricing, as described below under “Extended support programs.” Customer support is represented on cross-functional product development teams within our company to ensure that products are designed for serviceability and to provide our internal design and engineering departments with feedback on field issues. Failure analysis, corrective action, and continuation engineering efforts are driven by data collected in the field. Ongoing customer support initiatives include the development of advanced diagnostic and troubleshooting techniques and comprehensive preventative maintenance programs, an expanded training and certification program for Stratasys and Stratasys partners’ technical personnel, and improved communication between the field and the factory.

Basic warranty

Our printing systems are sold with warranties that range from 90 days to, typically, one year from installation, depending upon the product line and geographic location. Warranties are typically accompanied by on-site maintenance support. Receipt of maintenance and repair services after the warranty period is subject to the terms of our extended support programs, to the extent purchased by the end-user, as described below.

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

Stratasys Direct Manufacturing paid-parts service

Stratasys Direct Manufacturing is a contract manufacturing service provider of parts on-demand via 3D printing and conventional production processes. With over 30 years of experience, Stratasys Direct Manufacturing provides rapid prototyping and production parts using the broadest set of additive and conventional technologies of any service bureau in North America and backed by experts ready for the most complex projects.  With Stratasys Direct Manufacturing, customers can quickly design, innovate and meet demands of any complexity or scale by accessing the right expertise, industrial-grade 3D printing technologies, and materials without the capital expense.  Stratasys Direct Manufacturing pioneered additive manufacturing production applications and specializes in guiding customers from concept development and prototyping through short run production and long-term manufacturing. It also operates an ecommerce service for quick-turn parts, www.stratasysdirect.com, which enables our customers to obtain quotes and order parts around the clock, seven days a week.

Customers

We have a diverse set of customers worldwide, including, among other prominent companies: General Motors; BAE Systems; Boeing; and the Mayo Clinic.  No single customer or group of affiliated customers nor any individual sales agent or group of affiliated sales agents accounted for more than 10% of our sales in 2020, 2019 or 2018. Our solutions are used across a wide array of applications in a variety of different industries.

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

We use a variety of inbound and outbound marketing methods to reach potential customers. Examples of inbound methods include digital marketing demand and lead generation programs such as blogs, social media, search marketing (Search Engine Optimization and Pay-Per-Click advertising), lead nurturing with webinars, white papers and other means. Outbound channel examples include digital and print communication programs, public relations, direct mail and e-mail campaigns, tradeshows and roadshows, thought leadership events, newsletters, industry associations and referrals. In addition, we have built and maintain on-site product and technology demonstration capabilities in certain regional offices across the world.

We measure and analyze the success of various marketing initiatives and strive to identify current and future customer needs. Based on our analysis, we create and update our product roadmaps and individual marketing plans to help optimize distribution while helping ensure a smooth process of release, ramp-up and sales of our products.

Sales distribution methods

Our sales organization sells, distributes and provides follow-up support services with respect to our AM systems and related consumables, through a worldwide sales and marketing infrastructure. We generally use three methods for distribution and support: (i) sales to resellers who purchase and resell our products and through whom follow-up support and maintenance services and replacement parts are provided to end-users; (ii) sales of systems that are arranged by a network of independent sales representatives worldwide, pursuant to which we sell directly to end-users, pay commissions to such representatives, and directly handle the sale of consumables and provision of follow-up support services; and (iii) direct sales of systems or services to end-users without the involvement of any intermediaries, for which all aspects of our sales and follow-up services are handled exclusively by our company. In certain instances, the same individual or company can serve as a reseller with respect to certain of our products while acting as an independent sales agent for other products. Our resellers and independent sales representatives are overseen by regional managers and operate on a non-exclusive basis, although we believe that most do not sell competing AM systems.
Almost all of the reseller and independent sales representatives locations that distribute our products have our AM systems available for tradeshows, product demonstrations, and other promotional activities. Additionally, many of them enjoy a long-term presence and offer third-party 3D CAD software packages in their respective territories, enabling them to cross-sell our systems to customers who purchase those other products.

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

Manufacturing and suppliers

Manufacturing

The manufacturing process for our 3D printing and production FDM and PolyJet systems consists of assembling those systems using both off-the-shelf and customized components manufactured specifically for us and producing and packaging the consumables products to be used by those systems. Our core competencies include FDM,  PolyJet and Stereolithography, or SL, systems assembly and integration, software installation and resin and filament manufacturing. The majority of those activities are done internally at our facilities. We currently operate on a build-to-forecast basis and obtain all parts used in the FDM and PolyJet systems manufacturing process from either distributors of standard electrical or mechanical parts or custom fabricators of our proprietary designs. Our manufacturers and suppliers are periodically assessed by us based on their on-time performance and quality.
We purchase major component parts for our FDM, PolyJet and SL systems from various suppliers, subcontractors and other sources, and test those parts in our U.S. and Israeli facilities.
 Computer-based Material Requirements Planning, or MRP, is used for reordering to better ensure on-time delivery of parts and raw materials. Operators and assemblers are trained on assembly and test procedures including Assembly Requirement Documents, which originate in engineering. In the manufacturing processes for our FDM, PolyJet and SL systems, and for our consumables, we employ a Quality Management System, or QMS, that meets international quality standards including ISO 9001:2008 and ISO 13485:2003, in the case of medical devices. We also outsource the manufacturing of main subassemblies up to fully assembled systems ready for integration.
The system assembly process for our FDM, PolyJet and SL systems includes semi-automated functional tests of key subassemblies. Key functional characteristics are verified through these tests, and the results are stored in a statistical database.
Upon completion of the assembly of our 3D printing and production FDM, PolyJet and SL systems, we perform a complete power up and final quality tests to help ensure the quality of those products before shipment to customers. The final quality tests must be run error-free before the FDM, PolyJet and SL systems can be cleared for shipment. We maintain a history log of all FDM, PolyJet and SL products that shows revision level configuration and a complete history during the manufacturing and test process. All identified issues on the FDM, PolyJet and SL systems during the manufacturing process are logged, tracked and used to make continuous production process improvements. The commonality of designs among our different FDM, PolyJet and SL product families eases the transition to manufacturing new designs.

Our filament production have used Factory Physics® techniques to manage critical buffers of time, capacity and inventory to ensure product availability. We also use the “5S” method (Sort, Set-in-order, Shine, Standardize and Sustain) and a continuous improvement system as part of our lean manufacturing initiatives to improve organization and efficiency.

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

Research and development

We maintain an ongoing program of research and development, or R&D, to develop new systems and materials and to enhance our existing product lines, as well as to improve and expand the capabilities of our systems and related software and materials. This includes significant technology platform developments for our FDM,  PolyJet and SL technologies, our AM systems, including our integrated software, and our family of proprietary acrylic-based photopolymer materials for PolyJet printing, and our family of proprietary thermoplastic materials for FDM printing. Our research aims to develop both incremental and disruptive improvements, as well as more affordable products. Our engineering development efforts also focus on customer requested enhancements, and development of new modeling processes, software and user applications. In particular, we have devoted significant time and resources to the development of a universally compatible and user-friendly software system.

Our R&D department is divided into groups based on scientific disciplines and product lines. We continue to standardize our product platforms, leveraging each new design so that it will result in multiple product offerings that are developed faster and at reduced expense.

We invest a significant amount of our resources in R&D, because we believe that superior technology is a key to maintaining a leading market position. Our net R&D expenses were approximately $84.0 million, $94.3 million and $99.0 million in the years ended December 31, 2020, 2019 and 2018, respectively. Our consumable materials development and production operations for our FDM and PolyJet systems are located at our facilities in Eden Prairie, MN, Rehovot, Israel, and Kiryat Gat, Israel. We regard the consumable materials formulation and manufacturing process as a trade secret and hold patent claims related to these products. We purchase and formulate raw materials for our consumables production from various polymer resin and thermoplastic materials suppliers with different levels of processing and value-add applied to the raw materials.

Intellectual property

We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trade secrets, and confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others. All patents and patent applications for additive manufacturing processes and apparatuses associated with our technology were assigned to us by those inventors. The principal granted patents relate to our FDM systems, our PolyJet technologies, our 3D printing processes and our consumables, certain of which have already expired and certain of which have expiration dates ranging from 2021 to 2039.

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

In addition, we own certain registered trademarks and make use of a number of additional registered and unregistered trademarks, including “Stratasys,” “Objet,” “PolyJet,” “Connex,” ”J8 Series,” “J850,” “J826,” “J750,” “Vero,” “Tango,” “FDM,” “Fortus,” “F123 Series,” “F370,” “F900,” “V650,” “Origin,” “P3,” “Insight,” “Antero,” “Stratasys Direct Manufacturing,” “SDM,” “GrabCAD,” “GrabCAD Print,” “GrabCAD Shop,” “GrabCAD Community,” “GrabCAD Workbench,” “MakerBot,” “Method,” “Method X,” “Thingiverse,” “Replicator,” the Stratasys Signet logo and “Digital Anatomy.”

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

Competition

Our principal competitors consist of other developers of additive manufacturing systems as well as other companies that use fused deposition modeling or inkjet-based or vat polymerization or power bed fusion technologies to compete in additive manufacturing.
The companies that use these technologies to compete with us include, inter alia, 3D Systems Corporation, EOS GmbH, HP, Carbon3D, Inc., Markforged, Inc. and Desktop Metal (following their acquisition of EnvisionTEC).

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

The COVID-19 pandemic has shifted our seasonality.  In 2020, the second, third and fourth quarters reflected similar levels of demand for our products.

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

Global operations

We have offices in, among other locations, Brazil, China, Germany, Hong Kong, Israel, Japan, Korea, India, Mexico, the United Kingdom and the United States, and organize our operations by geographic region, focusing upon the following key regions: the Americas; Europe and Asia Pacific. Our products are distributed in each of these regions, as well as in other parts of the world. Our customers are dispersed geographically, and we are not reliant on any single country or region for most of our product sales and services revenues, although 66% of our 2020 revenues were generated in the Americas and our SDM printed parts services are primarily based in the United States and therefore reliant on United States customers. A breakdown of our consolidated revenues by geographic markets and by categories of operations (that is, products and services) for the years ended December 31, 2020, 2019 and 2018 is provided in “Item 5.A Operating and Financial Review and Prospects—Operating Results.” In maintaining global operations, our business is exposed to risks inherent in such operations, including currency fluctuations, market conditions, and inflation in the primary locations in which our operating expenditures are incurred. Information on currency exchange risk, market risk, and inflationary risk appears elsewhere in this annual report in “Item 3.D Risk Factors” and in “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

Employees

The total number of our full-time equivalent employees, and the distribution of our employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2020, 2019 and 2018, are set forth in this annual report in “Item 6.D Directors, Senior Management and Employees—Employees”.

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

•

CE regulations for the European market.

Environmental matters

We are subject to various environmental, health and safety laws, regulations and permitting requirements, including (but not limited to) those governing the emission and discharge of hazardous materials into ground, air or water; noise emissions; the generation, storage, use, management and disposal of hazardous and other waste; the import, export and registration of chemicals; the cleanup of contaminated sites; and the health and safety of our employees. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on our operations. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future to comply with environmental or health and safety laws, regulations or requirements. Certain of these compliance requirements are imposed by our customers, who at times require us to be registered with U.S. health or safety regulatory agencies, whether on the federal or state level.
Under environmental laws and regulations, we are required to obtain environmental permits from governmental authorities for certain operations. In particular, in Israel, where we assemble our inkjet-based PolyJet 3D printing systems and manufacture our resin consumables, businesses storing or using certain hazardous materials, including materials necessary for our Israeli manufacturing process, are required, pursuant to the Israeli Dangerous Substances Law 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection. Our three Israeli toxin permits will remain in effect until February 2021, February 2023 and June 2023, respectively, for each site.
In the European marketplace, amongst others, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment of the European Union (EU), which aims to prevent waste by encouraging reuse and recycling, and the EU Directive on Restriction of Use of Certain Hazardous Substances, which restricts the use of various hazardous substances in electrical and electronic products. Our products and certain components of such products “put on the market” in the EU (whether or not manufactured in the EU) are subject to these directives. Additionally, we are required to comply with certain laws, regulations and directives, including TSCA in the United States, as well as REACH, RoHS and CLP in the EU, governing chemicals. These and similar laws and regulations require, amongst others, the registration, evaluation, authorization and labeling of certain chemicals that we use and ship.

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

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Corporate Tax Rate
Over 25% but less than 49%	up to 25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

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

We have received the requisite approval, including a final approval, for our Approved Enterprise investment programs, in accordance with the Investment Law. The above-described benefits that accompany these investment programs and our Beneficiary Enterprise investment programs (for which accompanying benefits are described below) have had the effect, both historically and in 2018, 2019 and 2020, of reducing our (and before the Stratasys, Inc.- Objet Ltd. merger, Objet’s) effective consolidated tax rates considerably lower than the statutory Israeli corporate tax rate, which for 2018 and onwards has been set at 23% (the corporate tax rate was 24% in 2017).

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

As of December 31, 2020, we had accumulated tax-exempt income of approximately $268.7 million that is attributable to our various Approved and Beneficiary Enterprise programs. If such tax exempt income were to be distributed, it would be taxed at the reduced corporate tax rate applicable to such income, which would have amounted to approximately $26.8 million of tax liability as of December 31, 2020.

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

Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2018-2020, dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, were subject to withholding tax at source at the rate of 5% (temporary provisions).

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

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

C. Organizational Structure.

Our corporate structure includes Stratasys Ltd., our Israeli parent company, and the following main active wholly-owned subsidiary entities:

  Stratasys, Inc., a Delaware corporation, which was formerly a publicly held company and which became our indirect, wholly-owned subsidiary as a result of the Stratasys, Inc.- Objet Ltd. merger. Following our acquisition of Origin in December 2020, Stratasys, Inc. now has offices and warehouses in San Francisco, California;
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
  Stratasys GMBH, a German limited liability company, which together with other subsidiaries (including Stratasys Schweiz AG (Stratasys Switzerland Ltd.), our Swiss subsidiary) carries out our European operations; and
  Stratasys Latin America Representacao De Equipamentos Ltd., a Brazilian subsidiary, which has commenced our Brazilian operations.

      Please see the list of subsidiaries appended to this annual report as Exhibit 8 for a complete list of our subsidiaries as of the date of this annual report.

D. Property, Plants and Equipment.

We have dual headquarters, in Eden Prairie, Minnesota and Rehovot, Israel.

Our Eden Prairie, Minnesota headquarters (near Minneapolis) is comprised of executive offices and production facilities that encompassed, as of December 31, 2020, approximately 304,616 square feet, of which we owned 223,070 square feet, in four buildings. Those buildings served the following purposes: system assembly, inventory storage, operations and sales support; manufacturing for one of our Stratasys Direct Manufacturing paid parts service locations; research and development, filament manufacturing, administrative, marketing and sales activities; and expansion of our production capacity for systems and consumables.

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

As of December 31, 2020, we lease office space (except with respect to our Eden Prairie headquarters facilities and our Rehovot, Israel and Kiryat Gat, Israel facilities, where we own the property) for various purposes, as set forth in the table below. Unless otherwise stated, all of our facilities are fully utilized. Our material tangible fixed assets include, among other things, the properties listed below.

Location:	Primary Usage:	Area (Sq. Feet)
Americas:
Eden Prairie, Minnesota	U.S. headquarters	304,616
Valencia, California	Offices and warehouses	71,286
San Diego, California	Facilities	56,383
River Falls, Wisconsin	Offices; R&D of Filaments	40,998
Belton, Texas	Offices and warehouses	40,000
Brooklyn, New York	Offices and warehouses	36,950
Austin, Texas	Facilities	33,178
Other facilities in Americas	Office space and warehouses	112,467

Europe and the Middle East:
Rehovot, Israel	Israeli headquarters	324,015	(1)
Kiryat Gat, Israel	Factories and warehouses	126,617
Rheinmünster, Germany	Europe main office	55,027
Swiss office	Office space	183
Other facilities in EMEA	Sales Offices	10,147

Asia Pacific:
Hong Kong	Asia Pacific main office	16,844
Japan	Sales Office	13,109
China	Sales Office	16,287
Other facilities in Asia Pacific	Office space	18,226

(1)	This square footage includes the area of the two buildings of our new Israel headquarters in Rehovot, Israel. Only one such building is currently inhabited by us.

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

A. Operating Results.

Overview

 We are a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, we are positioned to capture share in a significant and growing global marketplace, with a focus on manufacturing, which we view as having the largest and fastest growing total addressable market.
Our approximately 1,600 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, and education. Our products and comprehensive solutions improve product quality, development time, cost, and time-to-market. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.
With the recent acquisition of Origin, we have significantly strengthened our leadership in mass production for polymer 3D printing. Origin’s pioneering approach to additive manufacturing of end-use parts will enable us to serve a large market with manufacturing-grade 3D printers, utilizing P3 Programmable PhotoPolymerization. This technology precisely controls light, heat, and force, among other variables, to produce parts with exceptional accuracy and consistency.

COVID-19 Impact and Business Strategy

Our current outlook, as well as our results of operations for the year ended December 31, 2020, should be understood in light of both (i) the ongoing global COVID-19 crisis, and (ii) our strategic plans for growing our technology base both organically and inorganically. Our 2020 annual results were adversely impacted across all of our end markets specially driven by weakness in our major key sectors like automotive and commercial aerospace, by the COVID-19 pandemic, which was classified as such by the World Health Organization on March 11, 2020, but as the year progressed, we experienced less of a decline in each successive quarter following the second quarter, with the fourth quarter having been our strongest quarter of the year. Although the results for the fourth quarter of 2020 were still below our corresponding results from 2019, the steady quarter-over-quarter improvements are positive signs that we are in the early phases of a recovery from the impact of COVID-19 on our overall business.
Throughout the 2020 year and through the present time, we have been very careful to ensure the well-being of our employees worldwide. Consequently, we have kept in place the travel restrictions and work-from-home options that we implemented for our staff back in the earlier stages of the pandemic. We similarly maintained, throughout the second half of 2020, the cost-control measures that we originally implemented at earlier stages of the pandemic, although one of the most important such measures— a reduced four-day work-week—was eliminated at the start of 2021, as we returned to a full five-day work week. We made a strategic decision to invest for both the near-term and the future by bringing back our team to a full-time schedule, incurring costs ahead of the revenue growth expected to be generated from both the recovery of our current business and the launch of our new technologies. With our employees back full-time, the associated expenses of operating the business to support our growth ramp have also returned. This, plus the impact of our acquisitions, along with resource allocation decisions made to help offset some of these incremental costs which support our future growth engines, will result in $25 million to $30 million in incrementally higher operating costs as compared to 2020, but still below our 2019 costs. We believe that these strategic investments will yield material growth as the new technologies proliferate in the market, which will lead to significant operating leverage.
At the same time, other measures, including a nonessential hiring freeze and adjustments to our cost base and production plan, have remained in place thus far in 2021. The global workforce reduction that we announced on June 2, 2020, which was part of a proactive resizing measures to focus on profitable growth, and which affected approximately 10% of our employees, was substantially completed during the third quarter of 2020. These measures succeeded in reducing operating expenses during the 2020 year, while our revenues were still significantly and adversely impacted by the pandemic. We will continue to monitor and evaluate the need for our cost-control measures over time.

      Our resizing program is an essential step in our ongoing strategic process, designed to better position our company for sustainable growth. These measures are not expected to affect the progress of our forthcoming product launch plans. Similarly, the proactive resizing measures did not prevent us from investing capital back into the business by seizing upon the opportunity for inorganic growth into new technology, as our acquisition of Origin and its P3 Programmable PhotoPolymerization technology evidenced at the end of 2020.

      The COVID-19 pandemic has also brought us certain opportunities. For example, in our efforts to support the global fight against the pandemic, we were quick to mobilize our additive manufacturing network, leverage our application expertise, our channel and partner network and our corporate-wide resources to help get a variety of printed parts quickly to where they were most needed.

      We continue to monitor the situation, assessing implications for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences as needed. We ended 2020 with $299.1 million in cash, cash equivalents and short-term deposits. We believe that we are well suited to continue to manage the COVID-19 crisis with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We selectively applied the R&D cost controls to ensure that our NPI programs were not affected, and we plan to continue investing as needed in order to support our new product development programs.

Goodwill and Other Intangible Assets Impairment Charge

        During the third quarter of 2020, we noted that indicators of potential impairment existed which required an interim goodwill impairment analysis for our Stratasys-Objet reporting unit. These indicators included longer and deeper than expected reduction in the business, refinement to our business focus into additional inorganic technologies and sustained decline in our market capitalization during our second and third quarters, all, primarily as a result of the COVID-19 impact on the global economy and our business.

        As a result of those factors, we revisited our assumptions supporting the cash flow projections for our Stratasys-Objet reporting unit, including: (i) the expected duration and depth of revenue reduction and certain revenue growth assumptions; (ii) the associated operating profit margins; (iii) the long term growth rate; and (iv) the discount rate. In estimating the discounted cash flow, we relied upon the following key assumptions:

  it would take approximately two years to regain the loss of revenue and return to our pre COVID-19 activity levels considering the impact of COVID-19 on both the volume and price of our sales, and given the similar effect on profitability;

  following the two-year period, we would return to similar growth rates as estimated in prior valuations;

  our long-term terminal growth rate would be 2.5%, which is lower than the 3.1% used in prior valuations; and

  changes in our business focus due to introduction of new technologies, which is expected to lower the total revenues related to the Stratasys-Objet reporting unit.

        The resulting cash flow amounts were discounted using the same discount rate of 13.5%.

        Based on the revised cash flow projections, we determined that the value of the Stratasys-Objet reporting unit has decreased below its carrying value, and we recorded in the third quarter of 2020 a goodwill impairment charge of $386.2 million, the entire reporting unit’s goodwill

        In addition, we tested the recoverability of our long-lived assets, including our purchased intangible assets. We concluded that the carrying amount of certain of our purchased intangible assets might not be recoverable. As a result, we recorded a non-cash impairment charge of $5.3 million, in order to fully reduce the carrying amount of certain of our purchased intangible assets to their estimated fair value. For further information, refer to Notes 7 and 8 of our consolidated financial statements included in Item 18 of this annual report.

        Our entire goodwill balance as of December 31, 2020 was acquired as part of our acquisition of Origin on that date. For further information, refer to Note 2 to our consolidated financial statements included in Item 18 of this annual report.

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

Our most significant components of costs of revenues are costs of materials used for our products, wages and related benefits costs, which together accounted for approximately 69% of our total direct cost of revenues for the year ended December 31, 2020. An additional significant component of our costs of revenues is the amortization expense that we primarily incur in connection with developed technology assets acquired as part of our business combinations. These amortization expenses vary based on the timing and type of acquisitions and estimated useful lives of the respective intangible assets. These amortization expenses were $15.6 million, $16.5 million and $20.9 million for the years ended December 31, 2020, 2019 and 2018, respectively. During the years ended December 31, 2020 and 2018, the Company recorded under the cost of revenues impairment charges of $5.3 million and $2.2 million, respectively, related to its definite life intangible assets. No impairment charges were recorded during 2019. Refer to Note 8 of our consolidated financial statements included in Item 18 of this annual report.

For the year ended December 31, 2020, a hypothetical 10% rise in commodity prices for raw materials would have caused an approximate $12.3 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive income. As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $6.5 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive income. During 2020, we did not notice particular trends that changed, or were expected to change in the near future, the absolute or relative significance of the components of our costs of revenues in a material manner. We also believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years.

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

Operating expenses

Our operating expenses for 2020 consisted of (i) research and development expenses, (ii) selling, general and administrative expenses, and (iii) goodwill impairment.

Research and development expenses, net

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

2020 Financial Highlights

Significant highlights of our financial performance in 2020 included:

•

Revenues decreased by $115.3 million, or 18.1%, compared to 2019. The decrease primarily reflected the impact of the COVID-19 pandemic on our operations and that of our customers.

•

Operating expenses increased by $350.0 million, or 107.6% compared to 2019. The increase primarily reflects the goodwill impairment. Excluding the goodwill impairment charge, the operating expenses decreased by $36.2 million, or 11.1% compared to 2019, mainly driven by the restructuring plan and other cost mitigation measures that we implemented in response to the COVID-19 pandemic.

•

Net loss attributable to Stratasys amounted to $443.7 million in 2020 or diluted net loss per share of $8.08, mainly due to the non-cash goodwill impairment charge of $386.2 million, compared to net loss attributable to Stratasys of $10.8 million, or diluted net loss per share of $0.20, in 2019.

•

Total cash and cash equivalents and restricted cash amounted to $272.2 million as of December 31, 2020, a decrease of $21.4 million compared to December 31, 2019. The decrease in cash, cash equivalents and restricted cash in 2020 was due to cash flows used in investing activities of $52.6 million, offset by cash provided by operating and financing activities of $27.8 million and $0.2 million, respectively. In our investment activities for 2020 we used $26.9 million mainly to purchase property and equipment and an additional $29.1 million of net cash for the acquisition of Origin.

Results of Operations

We are providing within this section a supplemental discussion that compares our historical statement of operations data in accordance with accounting principles generally accepted in the United State of America, or GAAP. The below tables provide data for each of the years ended December 31, 2020, 2019 and 2018. However, the below discussion of our results of operations omits a comparison of our results for the years ended December 31, 2019 and 2018. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on February 26, 2020.

The following table sets forth certain financial data derived from our consolidated statements of operations and comprehensive loss, presented as percentages of our revenues for the periods indicated:

	Year ended December 31,
	2020	2019	2018
Revenues	100.0%	100.0%	100.0%
Cost of revenues	57.9%	50.7%	51.0%
Gross profit	42.1%	49.3%	49.0%
Research and development, net	16.1%	14.8%	14.9%
Selling, general and administrative	113.5%	36.3%	35.4%
Operating loss	(87.6)%	(1.8)%	(1.3)%
Financial income, net	(0.1)%	0.7%	0.1%
Loss before income taxes	(87.7)%	(1.1)%	(1.2)%
Income taxes expense	(3.1)%	0.6%	0.7%
Share in profits (losses) of associated companies	(0.8)%	(0.1)%	0.3%
Net loss	(85.3)%	(1.7)%	(1.7)%
Net loss attributable to non-controlling interests	(0.1)%	(0.0)%	(0.0)%
Net loss attributable to Stratasys Ltd.	(85.2)%	(1.7)%	(1.7)%

Discussion of Results of Operations

The below review of our results of operations omits a discussion that compares those results for the years ended December 31, 2019 and 2018. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on February 26, 2020.

Revenues

Our products and services revenues for the last three years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
				% Change	% Change
	2020	2019	2018	2020-2019	2019-2018
	U.S. $ in thousands
Products	$339,782	$430,746	$456,504	(21.1)%	(5.6)%
Services	181,035	205,334	206,733	(11.8)%	(0.7)%
	$520,817	$636,080	$663,237	(18.1)%	(4.1)%

Our total consolidated revenues in 2020 were $520.8 million, a decrease of $115.3 million, or 18.1%, compared to 2019.

Products Revenues

2020 Compared to 2019

Revenues derived from products (including AM systems and consumable materials) decreased by $91.0 million in 2020, or 21.1%, as compared to 2019.

System revenues decreased by 25.8% in 2020 as compared to 2019. Consumables revenues decreased by 17.0% in 2020 as compared to 2019.

Our revenue results in 2020 were significantly impacted by the COVID-19 pandemic and by the accompanying challenges that the pandemic triggered, including a weak macro environment and a pause in capital investments worldwide.

Services Revenues

2020 Compared to 2019

Services revenues (including SDM, service type warranty and maintenance contracts, spare parts and other services) decreased by $24.3 million in 2020, or 11.8%, as compared to 2019. Within services revenues, customer support revenues, which includes revenues generated mainly by service type warranty and maintenance contracts on our systems, decreased by 2.7%, reflecting lower printer sales and printer utilization due to the effects of COVID-19.

Revenues by Region

Revenues and the percentage of revenues by region for the last three years, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Year Ended December 31,

	2020		2019		2018		2020-2019	2019-2018
	U.S. $ in thousands	% of revenues	U.S. $ in thousands	% of revenues	U.S. $ in thousands	% of revenues	Change in %	Change in %
Americas*	$343,477	65.9%	$415,862	65.4%	$409,741	61.8%	(17.4)%	1.5%
EMEA	101,584	19.5%	124,967	19.6%	147,162	22.2%	(18.7)%	(15.1)%
Asia Pacific	75,756	14.5%	95,251	15.0%	106,334	16.0%	(20.5)%	(10.4)%
	$520,817	100.0%	$636,080	100.0%	$663,237	100.0%	(18.1)%	(4.1)%

*Represent the United States, Canada and Latin America

2020 Compared to 2019

Revenues in the Americas region decreased by $72.4 million, or 17.4%, to $343.5 million in 2020 compared to $415.9 million in 2019. The decrease was primarily driven by the adverse impact of COVID-19 on some of our key industries, such as Aerospace and Auto.

Revenues in the EMEA region decreased by $23.4 million, or 18.7%, to $101.6 million in 2020 compared to $125.0 million in 2019. The decrease was primarily driven by the adverse impact of COVID-19 on some of our key industries.

Revenues in the Asia Pacific region decreased by $19.5 million, or 20.5%, to $75.8 million in 2020 compared to $95.3 million in 2019. The decrease was primarily driven by the adverse impact of COVID-19 on our operations in the region.

Gross Profit

Gross profit from our products and services for the last three years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
	2020	2019	2018	2020-2019	2019-2018
	U.S. $ in thousands			Change in %	Change in %
Gross profit attributable to:
Products	$168,547	$248,316	$252,882	(32.1)%	(1.8)%
Services	50,847	65,376	72,342	(22.2)%	(9.6)%
	$219,394	$313,692	$325,224	(30.1)%	(3.5)%

Gross profit as a percentage of revenues for our products and services for the last three years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
	2020	2019	2018	2020-2019	2019-2018
				Change in %	Change in %
Gross profit as a percentage of revenues from:
Products	49.6%	57.6%	55.4%	(13.9)%	4.0%
Services	28.1%	31.8%	35.0%	(11.6)%	(9.1)%
	42.1%	49.3%	49.0%	(14.6)%	0.6%

2020 Compared to 2019

Gross profit attributable to products revenues decreased by $79.8 million, or 32.1%, to $168.5 million in 2020, as compared to $248.3 million in 2019. Gross profit attributable to products revenues as a percentage of revenues decreased to 49.6% in 2020, as compared to 57.6% in 2019.

Gross profit attributable to services revenues decreased by $14.5 million, or 22.2%, to $50.8 million in 2020 as compared to $65.4 million in 2019. Gross profit from services as a percentage of services revenues in 2020 decreased to 28.1% as compared to 31.8% in 2019.

The decrease in gross profit was primarily driven by an intangible assets impairment of $5.3 million, in the third quarter of 2020, as well as product mix which reflected a lower proportion of revenues from hardware and consumables out of the total revenue due to the impact of COVID-19.

Operating Expenses

The amount of each type of operating expense for the last three years, as well as the percentage change between such annual periods, and total operating expenses as a percentage of our total revenues in each such annual period, were as follows:

	Year Ended December 31,
	2020	2019	2018	2020-2019	2019-2018
	U.S. $ in thousands			Change in %	Change in %
Research and development, net	$84,012	$94,253	$98,964	(10.9)%	(4.8)%
Selling, general & administrative	205,224	231,138	235,107	(11.2)%	(1.7)%
Goodwill impairment	386,154	-	-	-	-
	$675,390	$325,391	$334,071	107.6%	(2.6)%
As a percentage of revenue	129.7%	51.2%	50.4%

2020 Compared to 2019

Research and development expenses, net, decreased by $10.2 million, or 10.9%, in 2020 compared to 2019. Research and development expenses, net, as a percentage of revenues increased to 16.1% in 2020 compared to 14.8% in 2019.

Our research and development expenses were impacted by the reduction of our workweek to 80% of its original length (four days as opposed to five), and the timing of project spending and product launches, based on our portfolio management. We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies, advanced composite materials, software and development of new applications which will enhance our current solutions offerings. We selectively applied the R&D cost controls to ensure that our new product introduction programs were not affected, and we plan to continue investing as needed in order to support our new product development programs.

Selling, general and administrative expenses in 2020 decreased by $25.9 million, or 11.2%, to $205.2 million, compared to $231.1 million in 2019. The amount of selling, general and administrative expenses constituted 39.4% of our revenues in 2020, as compared to 36.3% in 2019.

Excluding the goodwill impairment charge, the reduction in operating expenses was driven by the restructuring plan and other cost-mitigation measures implemented in the wake of the COVID-19 pandemic. Travel was minimal, there were no in-person trade shows, and most employees worked from home for an effective 4-day work week.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues for the last three years, as well as the percentage change in operating loss between those years, were as follows:

	Year Ended December 31,

	2020	2019	2018	2020-2019	2019-2018
	U.S. $ in thousands			Change in %	Change in %
Operating loss	$(455,996)	$(11,699)	$(8,847)	3,797.7%	32.2%
As a percentage of revenue	(87.6)%	(1.8)%	(1.3)%

2020 Compared to 2019

Operating loss for the year ended December 31, 2020 was $456.0 million as compared to an operating loss of $11.7 million for the year ended December 31, 2019. The increase in operating loss was primarily attributable to the decrease in our gross profit and the goodwill impairment, offset, in part, by lower operating expenses, as discussed above.

Financial Income (Expenses), net

2020 Compared to 2019

Financial expenses, net, which were primarily comprised of foreign currencies effects, interest income and interest expense, amounted to $0.6 million for the year ended December 31, 2020, compared to financial income, net, of $4.6 million for the year ended December 31, 2019.

Income Taxes

Income taxes and income taxes as a percentage of net income before taxes for the last three years, as well as the percentage change in income taxes between those years, were as follows:

	Year Ended December 31,

	2020	2019	2018	2020-2019	2019-2018
	U.S. $ in thousands			Change in %	Change in %
Loss before income taxes	$456,571	$7,144	$8,214	6,291.0%	(13.0)%
Income tax expense (benefit)	$(16,394)	$3,523	$4,736	(565.3)%	(25.6)%
As a percentage of loss before income taxes	3.6%	(49.3)%	(57.7)%

2020 Compared to 2019

We had an effective tax rate of 3.6% for the year ended December 31, 2020 as compared to a negative effective tax rate of 49.3% for the year ended December 31, 2019. Our effective tax rate was primarily impacted by: (i) the goodwill impairment charge, which is not deductible for tax purpose; (ii) a partial release of valuation allowance on our U.S tax losses; and (iii) changes in the geographic mix of foreign taxable income and loss.

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

Share in Losses of Associated Companies

2020 Compared to 2019

Share in losses of associated companies reflects our proportionate share of the earnings of unconsolidated entities accounted for by using the equity method of accounting. Our share in losses of associated companies in 2020 was $3.9 million, compared to a loss of $0.4 million in 2019. The difference is primarily due to a gain resulting from our divestment of one of our equity method investments during the first quarter of 2019, as well as purchase of additional Xaar 3D shares during the fourth quarter of 2019 which increased our stake from 15 to 45 percent.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss, net loss as a percentage of our total revenues, and diluted net loss per share, for the last three years, as well as the percentage change in net loss between those years, were as follows:

	Year Ended December 31,
	2020	2019	2018	2020-2019	2019-2018
	U.S. $ in thousands			Change in %	Change in %
Net loss attributable to Stratasys Ltd.	$(443,721)	$(10,849)	$(10,964)	3,990.0%	(1.0)%
As a percentage of revenues	(85.2)%	(1.7)%	(1.7)%
Diluted net loss per share	$(8.08)	$(0.20)	$(0.22)	3,939.9%	(9.1)%

2020 Compared to 2019

Net loss attributable to Stratasys Ltd. for the year ended December 31, 2020 was $443.7 million, as compared to $10.8 million for the year ended December 31, 2019. The increase in net loss attributable to Stratasys Ltd. was primarily attributable to the goodwill impairment and decreased gross profit, mainly due to the effects of COVID-19, as described above.

Diluted net loss per share for the years ended December 31, 2020 and 2019 was $8.08 and $0.20, respectively. The weighted average, fully-diluted number of shares outstanding for the year ended December 31, 2020 was 54.9 million, compared to 54.3 million for the year ended December 31, 2019.

Non-GAAP Financial Measures

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding merger, acquisition and divestments related expense or gains and restructuring-related charges or gains, and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. We also exclude, when applicable, non-cash and non-recurring significant tax charges or benefits that relate to prior periods which we do not believe are reflective of ongoing business and operating results. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the table below.

Reconciliation of GAAP and Non-GAAP Results of Operations

		Twelve Months Ended December 31,
		2020	Non-GAAP	2020
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$219,394	$28,582	$247,976
	Operating income (loss) (1,2)	(455,996)	446,848	(9,148)
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(443,721)	429,820	(13,901)
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(8.08)	$7.83	$(0.25)

(1)	Acquired intangible assets amortization expense		15,607
	Non-cash stock-based compensation expense		1,771
	Restructuring and other related costs		5,948
	Impairment charges of intangible assets		5,256
			28,582

(2)	Acquired intangible assets amortization expense		8,720
	Non-cash stock-based compensation expense		18,433
	Goodwill impairment		386,154
	Restructuring and other related costs		4,312
	Other expenses		647
			418,266
			446,848

(3)	Corresponding tax effect		(3,398)
	Release of valuation allowance		(14,007)
	Equity method related amortization, divestments and impairments		713
	Adjustments attributable to non-controlling interest		(336)
			$429,820

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,918		54,918

		Twelve Months Ended December 31,
		2019	Non-GAAP	2019
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$313,692	$19,074	$332,766
	Operating income (loss) (1,2)	(11,699)	45,812	34,113
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(10,849)	41,315	30,466
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.20)	$0.76	$0.56

(1)	Acquired intangible assets amortization expense		16,484
	Non-cash stock-based compensation expense		1,848
	Restructuring and other related costs		742
			19,074

(2)	Acquired intangible assets amortization expense		8,673
	Non-cash stock-based compensation expense		18,716
	Gain from divestiture, net of transaction costs		(3,578)
	Restructuring and other related costs		2,655
	Merger and acquisition and other expense		272
			26,738
			45,812

(3)	Corresponding tax effect		(2,919)
	Equity method related amortization, divestments and impairments		(1,578)
			$41,315

(4)	Weighted average number of ordinary shares outstanding- Diluted	54,260		54,713

		Twelve Months Ended December 31,
		2018	Non-GAAP	2018
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$325,224	$22,351	$347,575
	Operating income (loss) (1,2)	(8,847)	45,324	36,477
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(10,964)	38,782	27,818
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.22)	$0.74	$0.52

(1)	Acquired intangible assets amortization expense		20,866
	Non-cash stock-based compensation expense		1,474
	Restructuring and other related costs		11
			22,351

(2)	Acquired intangible assets amortization expense		10,161
	Impairment charges of intangible assets and other long-lived assets		4,797
	Non-cash stock-based compensation expense		14,212
	Gain from divestiture, net of transaction costs		(7,016)

	Reorganization and other related costs		691
	Merger and acquisition related expense		128
			22,973
			45,324

(3)	Corresponding tax effect		(808)
	Equity method related amortization, divestments and impairments		(5,734)
			$38,782

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,751		53,898

Forward-looking Statements and Factors That May Affect Future Results of Operation

See “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report (following the table of contents).

Variability of Operating Results

Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the timing, number and mix of products sold and the average selling price of the products, and are also affected by the seasonality of our business. In addition, due to competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future. In the wake of the COVID-19 pandemic, the variability of our operating results has been better measured on a linear basis, from one quarter to the next, rather than on a year-over-year basis.  In 2020, the second, third and fourth quarters reflected similar levels of increase in demand for our products.

Our future results will be affected by a number of factors, including our ability to: increase the number of units sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost controls plans succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations, commodity prices and economic conditions in the geographic areas in which we operate. Macro factors, including global economic conditions, as impacted by developments such as the rate of  infection for the coronavirus in particular regions and on a worldwide basis, and macro factors particular to our industry, such as the extent of growth of the 3D printing market generally, may also impact our operating results. There can be no assurance that our historical performance in revenues, gross profit and net income (loss) will improve, or that revenues, gross profit and net income (loss) in any particular quarter will improve over those of preceding quarters, including comparable quarters of previous years. See Item 3.D - “Risk Factors” above.

Effective Corporate Tax Rate

See “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

In 2020, we derived a significant portion of our income from facilities granted Approved or Beneficiary Enterprise status, offset by losses of our U.S. subsidiaries with no tax benefit being recorded for those losses, as the near-term realization of these assets is uncertain. See “Israeli Tax Considerations and Government Programs — The Law for the Encouragement of Capital Investments” in Item 4.B above.

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

B. Liquidity and Capital Resources

A summary of our consolidated statement of cash flows for the last three years is set forth in the below table. While the table provides data for each of the years ended December 31, 2020, 2019 and 2018, the below analysis of our cash flows omits a discussion concerning the year ended December 31, 2018. In order to view that discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the SEC on February 26, 2020.

	Year Ended December 31,
	2020	2019	2018
	U.S $ in thousands
Net loss	$(444,116)	$(11,079)	$(11,225)
Depreciation and amortization	49,560	50,942	61,250
Goodwill impairment	386,154	-	-
Intangible assets impairment charges	6,985	776	7,260
Deferred income taxes	(17,484)	(2,393)	(3,956)
Stock-based compensation	20,204	20,564	15,686
Foreign currency transactions loss (gain)	(8,718)	(1,900)	5,140
Other non-cash item, net	1,387	(3,269)	(9,050)
Change in working capital and other items	33,830	(64,834)	(1,393)
Net cash provided by (used in) operating activities	27,802	(11,193)	63,712
Net cash provided by (used in) investing activities	(52,625)	(69,526)	7,144
Net cash provided by (used in) by financing activities	228	(22,009)	(2,951)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,214	2,591	(3,530)
Net change in cash, cash equivalents and restricted cash	(21,381)	(100,137)	64,375
Cash, cash equivalents and restricted cash, beginning of period	293,597	393,734	329,359
Cash, cash equivalents and restricted cash, end of period	$272,216	$293,597	$393,734

Our cash, cash equivalents and restricted cash balances decreased to $272.2 million as of December 31, 2020 as compared to $293.6 million as of December 31, 2019. The decrease in cash, cash equivalents and restricted cash in 2020 was mainly due to cash flows used in investing activities of $52.6 million, mainly for the acquisition of Origin, offset partially by cash flows provided by operating and financing activities of $27.8 million and $0.2 million, respectively.

Cash flows from operating activities

Year ended December 31, 2020

We generated $27.8 million of cash from our operating activities during 2020. Cash generated in operations derived from our net loss of $444.1 million, as adjusted primarily due to non-cash items including depreciation, amortization and impairment charges of goodwill and long-lived assets in an aggregate amount of $442.7 million, and stock-based compensation of $20.2 million, which were partially offset by foreign currency transactions gains and a movement in deferred income taxes. Changes in working capital and related items increased our cash flow from operating activities by $31.8 million, primarily due to proactive steps to decrease inventory levels and accounts receivable.

Year ended December 31, 2019

We used $11.2 million of cash for our operating activities during 2019. Cash used in operations derived from our net loss of $11.1 million, as adjusted primarily due to non-cash items including depreciation, amortization and impairment charges of long-lived assets in an aggregate amount of $51.7 million, and stock-based compensation of $20.6 million, which were partially offset by foreign currency transactions gains and non-cash gains from divestitures and share in losses of associated companies. Changes in working capital and related items reduced our cash flow from operating activities by $64.8 million; primarily due to proactive steps to increase inventory levels in order to improve fulfillment time and support product demand, as well as to prepare for new product launches in 2020.

Cash flows from investing activities

Year ended December 31, 2020

We used $52.6 million of cash for our investing activities during 2020. We used $26.9 million to purchase property and equipment. Our principal property and equipment investments were for our new building complex under construction in Rehovot, Israel. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain go to market activities. We entered the first building in January 2017. Other equipment purchases were primarily targeted at enhancing our manufacturing capabilities to support new solutions offerings. In addition, we used $29.1 million of cash for the acquisition of Origin, a consolidated entity.

Year ended December 31, 2019

We used $69.5 million of cash for our investing activities during 2019. We used $22.5 million to purchase property and equipment. Our principal property and equipment investments were for our new building complex under construction in Rehovot, Israel. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain go to market activities. We entered the first building in January 2017. Other equipment purchases were primarily targeted at enhancing our manufacturing capabilities to support new solution offerings. In addition, we used $15.3 million of cash for investments in certain unconsolidated entities and $28.3 million for investment in short-term bank deposits.

Cash flows from financing activities

Year ended December 31, 2020

We generated $0.2 million of cash from financing activities during 2020. Cash generated from financing activities was mainly attributable to cash proceeds from the exercises of stock options.

Year ended December 31, 2019

We used $22.0 million of cash for financing activities during 2019. Cash used for financing activities was mainly attributable to the repayment of an outstanding bank loan in an amount of $27.3 million, as partially offset by $5.3 million of cash proceeds from the exercises of stock options.

Capital resources and capital expenditures

Our total current assets amounted to $560.5 million as of December 31, 2020, of which $299.2 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $132.2 million as of December 31, 2020.

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

In the first quarter of 2019, we repaid the full outstanding principal amount of the Bank Loan, in an aggregate amount of $27.3 million, plus all interest accrued thereon, thereby fulfilling all of our remaining obligations under the Bank Loan Agreement. In connection with the repayment, the first-priority lien on all of our rights with respect to the property of our new office facility in Israel was removed.

Contractual obligations

For information concerning our material commitments as of December 31, 2020, see Item 5.F below (“Tabular Disclosure of Contractual Obligations”).

Critical Accounting Policies and Estimates

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Note 1 to our consolidated financial statements included in Item 18 of this annual report contains the significant accounting policies that we used to prepare our consolidated financial statements.

The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include:

  Revenue Recognition
  Income taxes
  Inventories
  Intangibles
  Goodwill
  Business combination

We base our estimates on historical experience and on various other assumptions which we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results could differ materially from the estimates we use in applying these policies.

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

Refer to Note 3 - Revenues, in the Consolidated Financial Statements as well as Note 1 - Nature of Operations and Summary of Significant Accounting Policies - Revenue Recognition - for additional information regarding our revenue recognition policies.

Income Taxes

Our effective tax rate is primarily impacted by the geographical mix of taxable income and loss. We record a tax provision for the anticipated tax consequences of our reported operating results. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws and tax rates in the jurisdictions in which we operate. We are subject to income taxes in Israel, the U.S. and other foreign jurisdictions. A significant portion of our income is taxed in Israel. We have realized and expect to continue to realize significant tax savings based on the determination that some of our industrial projects that have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rates, which were 23% in 2018 and thereafter. We are also a Foreign Investors Company, or FIC, as defined by the Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Beneficiary Enterprises, depending on the level of foreign ownership. In addition, we are an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, are entitled to certain tax benefits.

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

Intangibles

Most of our identifiable intangible assets were recognized as part business combinations we have executed in the current and prior periods. Our identifiable intangible assets are primarily comprised of developed technology, trademarks and trade names, customer relationships and patents.

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

During the year ended December 31, 2020, the Company recorded impairment charges of $5.3 related to its definite life intangible assets. No impairment charges were recorded during 2019.

In 2020, additional intangible assets of $71.1 million were recognized as part of the Origin acquisition.

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. In the third quarter of 2020, we recorded a goodwill impairment charge of $386.2 million. No goodwill impairment was recorded during the years ended December 31, 2019 and 2018.

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

In 2020, additional goodwill of $35.7 million were recognized as part of the Origin acquisition. Refer to Note 7 to our audited financial statements included in Item 18 of this annual report for further information.

Business combination

In accordance with ASC Topic 805, “Business Combination", we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Assessing fair values of intangible assets acquired involves significant judgment about future events and uncertainties and is deeply reliant on estimates and assumptions. Significant estimates in valuing intangible assets include, but are not limited to, future expected cash flows and discount rate. Contingent consideration incurred in a business combination is included as part of the consideration transferred and recorded at a probability weighted assessment of their fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in the statement of operations.

On December 31, 2020 the Company acquired 3D printing start-up Origin Laboratories Inc. (“Origin”) for an aggregate purchase price of $97.1 million, including cash and shares.

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

F. Tabular Disclosure of Contractual Obligations.

The following table summarizes our material known contractual obligations and commitments as of December 31, 2020 that we expect to require significant cash outlays in future periods:

	Payments Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	U.S. $ in thousands
Operating lease obligations	23,408	$9,508	$11,282	$2,570	$48
Purchase obligations	56,409	56,409	—	—	—
	$79,817	$65,917	$11282	$2,570	$48

The total amount of unrecognized tax benefits for uncertain tax positions was $25.6 million as of December 31, 2020. Payment of these obligations would result from settlements with tax authorities. Due to the difficulty in determining the timing and magnitude of resolution of audits, these obligations are not included in the above table.

We have committed to make potential future payments to third parties as part of Origin acquisition. These payments are contingent upon the occurrence of certain future events and, given the nature of these events, it is unclear when, if ever, we may be required to pay such amounts. The total contingent payments could reach an aggregate amount of up to $40 million. Due to the uncertainty of the timing and the amount of these payments, these amounts are not included in the table above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

The following table lists the names and ages of our current directors, as well as the names, ages and positions of the current members of our senior management, as of the filing date of this annual report:

Name	Age	Position
Dov Ofer	66	Chairman of the Board of Directors
Zeev Holtzman	79	Director
John J. McEleney	58	Director
Ziva Patir	70	Director
David Reis	60	Director
Michael Schoellhorn	55	Director
Yair Seroussi	65	Director
Adina Shorr	60	Director
Yoav Zeif	54	Chief Executive Officer
Lilach Payorski	47	Chief Financial Officer

Dov Ofer has served as our Chairman of the Board since May 2020 and as a director since July 2017. While serving as a director (prior to his appointment as our Chairman), Mr. Ofer served on the oversight committee of the Board, which guided our executive management during an interim period prior to the appointment of our current, permanent chief executive officer. Mr. Ofer served as the Chief Executive Officer of Lumenis Computerized Systems Ltd. From 2007 to 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. (NASDAQ: LMNS), a medical laser device company. From 2005 to 2007, he served as Corporate Vice President and General Manager of HP Scitex (formerly a subsidiary of Scailex Corporation Ltd. (TASE: SCIX)), a producer of large format printing equipment. From 2002 to 2005, Mr. Ofer served as President and Chief Executive Officer of Scitex Vision Ltd. Prior to joining Scitex, Mr. Ofer held various managerial positions in the emerging Israeli high-tech sector and participated in different mergers and acquisitions within the industry. Currently, Mr. Ofer serves as chairman of Hanita Coatings RCA Ltd., chairman of Plastopil Hazorea Company Ltd. (TASE: PPIL), vice chairman of Scodix Ltd. and director of Kornit Digital Ltd. and Orbix Medical Ltd. He holds a B.A. in Economics from the Hebrew University in Israel as well as an M.B.A. from the University of California Berkeley in California.
     Zeev Holtzman was appointed by our Board to serve as a director in August 2020. Mr. Holtzman founded Giza Venture Capital in 1992 following 20 years in the financial advisory, private equity and investment banking sectors in the US and Israel. Since then, he has served as Giza Venture Capital funds’ Chairman of the Investment Committee and Managing Partner, focusing on strategy, capital raising, deal sourcing, exits from portfolio companies and Giza’s global activities. Mr. Holtzman is also the Founder and Chairman of IVC Research Center, the premier online Israeli research and data base firm covering the Israeli hi tech, technology, venture capital industry. Mr. Holtzman is also a board member and supporter of Tmura, the Israeli venture capital industry's main philanthropic organization, since its inception, and a member of the Executive Committee of the Israel Museum of Art Israeli Friends Association. Mr. Holtzman served and continues to serve as a board member of portfolio companies of Giza Venture Capital funds. Mr. Holtzman has also served in several other prominent positions, including: Chairman of the Supreme Investment Committee of the Technion - Israel Institute of Technology- endowment fund; co- founder of the Israel Venture Capital Association, known today as HTIA; and representation of Alex Brown and CS First Boston in their Israeli activities. Mr. Holtzman holds an MBA from Columbia University and a BA in economics and History of the Muslim Countries from the Hebrew University of Jerusalem.

John J. McEleney has served as a director of our Company since the Stratasys, Inc.- Objet Ltd. merger, and, before that, as a director of Stratasys, Inc. from 2007 until the Stratasys, Inc.- Objet Ltd. merger. He is the co-founder of Onshape Inc., a venture backed start-up company focused on applying modern computing to the 3D product design market. Prior to Onshape he was the Chief Executive of Cloud Switch, which was acquired by Verizon. He served as a director of SolidWorks Corporation, a wholly owned subsidiary of Dassault Systemes S.A. (NASDAQ: DASTY), from June 2000 to May 2008, and also served as its Chief Executive Officer from 2001 until June 2007. Mr. McEleney joined SolidWorks in 1996, serving in several capacities, including Chief Operating Officer and Vice President, Americas Sales. Prior to joining SolidWorks, Mr. McEleney held several key management positions at CAD software pioneer Computervision and at defense contractor Raytheon. Mr. McEleney also serves as a director of Newforma, a privately held software company. He holds a B.S. in Mechanical Engineering from the University of Rochester, an M.S. in Manufacturing Engineering from Boston University and an M.B.A. from Northeastern University.

Ziva Patir has served as our director since June 2013, when she was elected as a director pursuant to an amendment to our amended articles that was adopted at that time. Ms. Patir serves on the board of directors of Babylon, a public company active in online advertisement, venture capital investments and financial investments. She also serves on the board of directors of Netz Hotels, an investing and financing real-estate company. Until lately she served on the board of directors of ELTA Systems Ltd, an Israeli provider of defense products and services and of UTS, the Israeli AVIS car rental licensee. Since February 2014, she also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel, a position that she has held since 2003. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, a position that she held from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), as well as chair of the Technical Management Board, leading overall management of ISO technical work. ISO is the world’s largest developer and publisher of international standards. From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

David Reis has served as our director from June 2013 to the present time. For parts of that period, he served as our Vice Chairman of the Board, as an Executive Director and as a key member of the oversight committee of the Board, which guided our executive management during an interim period prior to the appointment of our current, permanent chief executive officer. Since 2017, Mr. Reis serves as Chairman at Enercon Technologies Ltd., Tuttnauer Ltd and Highcon Ltd. He also served as a Director of Objet from 2003 until the closing of the Stratasys-Objet merger. Mr. Reis served as the Stratasys Chief Executive Officer from March 2009 until June 30, 2016 (and, prior to the Stratasys-Objet merger, as Objet’s CEO). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (NASDAQ & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Reis is also a graduate of the Harvard Business School Advanced Management Program.

Michael Schoellhorn has served as our director since November 2020. Since February 2019 Mr. Schoellhorn has served as Airbus' (Toulouse, France) Chief Operating Officer and a member of its Executive Committee. He has been a member of the Supervisory Board of Airbus Operations GmbH, Hamburg since 2019 and was appointed as its chairman in 2020. Prior to joining Airbus, Mr. Schoellhorn served as Chief Operating Officer and a member of the Management Board at BSH Home Appliances GmbH (Munich, Germany), a leading manufacturer of home appliances owned by the Robert Bosch Group (Stuttgart,Germany), from January 2015 until 2019. Prior to that, Mr. Schoellhorn started his career as a management trainee with Bosch in 1999 and held various operational senior management positions in the automotive sector of Robert Bosch GmbH - in the US, the Czech Republic, and Germany, until he was appointed Executive Vice President for Manufacturing and Quality in 2012. Mr. Schoellhorn studied at IMD Business School (Lausanne, Switzerland), Tepper School of Business (Pittsburgh, USA), Bosch-Carnegie-Institute (Pittsburgh, USA), and the Robert-Bosch-Kolleg (Stuttgart, Germany). He holds a degree in Mechanical Engineering and a PhD in Control Engineering, both from the Helmut Schmidt University. Mr. Schoellhorn served in the German armed forces, as an officer and a helicopter pilot, from 1984 until 1994. He is a member of the presidency of BDLI (the German aerospace industries association), and of the Baden Baden Entrepreneur Talks, a discussion forum for German business and political leaders.

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

B. Compensation.

The following table presents all compensation that we paid, or accrued, during the year ended December 31, 2020 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table includes amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during that period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid or Accrued (1)	Pension, Retirement and Other Similar Benefits Accrued
All directors and members of senior management as a group (2)	$3,102,925(3)	$159,629

(1)

Does not include the value attributable to stock option or restricted stock unit (RSU) grants. For a discussion of stock option and RSU grants to our directors and members of senior management, see below.

(2)

Comprised of the current directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above, except that the total amount of compensation reflected in this table for the year ended December 31, 2020 only includes compensation for (i) our current chief executive officer, Mr. Zeif, since February 18, 2020, when he was appointed to his position, and (ii) Mr. Michael Schoellhorn, since his appointment as a director in November 2020. In addition, this table includes compensation for each of Mr. Elchanan Jaglom, Mr. S. Scott Crump and Mr. Victor Leventhal, each former directors, for the respective periods for which they served on the board of directors during 2020.

(3)

This compensation amount for the year ended December 31, 2020 excludes an aggregate of $0.2 million of bonuses that were paid in 2020 in respect of services that had been performed during the previous year.

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

Director Compensation

The following table sets forth the directors’ fees, salary or other compensation (excluding value attributable to RSU grants and stock option grants, and excluding reimbursement for reasonable expenses incurred in connection with services) that are payable to each of our current directors:

Name of Director	Annual Fee/Salary (1)		Per Meeting Fee (In Person/ Telephonic/ Written Consent)
Dov Ofer	$200,000	(2)	-
Zeev Holtzman	$50,000		1,500/$375/$325
John J. McEleney	$50,000		1,500/ $375/$325
Ziva Patir	$50,000		1,500/ $375/$325
David Reis	$50,000		1,500/ $375/$325
Michael Schoellhorn	$50,000		1,500/$375/$325
Yair Seroussi	$50,000		1,500/ $375/$325
Adina Shorr	$50,000		1,500/ $375/$325

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

(2)	Mr. Ofer’s compensation as our Chairman of the Board was approved by our shareholders at our 2020 annual general meeting of shareholders in November 2020.

Director/Officer Equity Compensation

Grants to independent/non-employee directors

At our 2016 annual general meeting of shareholders and again at our 2020 annual general meeting of shareholders, our shareholders approved the following equity package for each of our independent and/or non-executive directors, which,  as of the present time, includes all current members of the board:

Initial Grant: Initial grant of options to purchase 10,000 ordinary shares of our company.

Exercise Price: Equal to the fair market value of our ordinary shares, determined based on the average of the closing prices of an ordinary share on the trading days during the 30-day period following the initial election of that director by our shareholders.

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

Automatic Additional Grants: Automatic additional grants, consisting of an additional 10,000 options, are granted to each such continuing director on the date of the annual general meeting of our shareholders at which he or she is re-elected.

Exercise Price: Those additional grants have an exercise price equal to the fair market value of our ordinary shares, determined based on the average of the closing prices of an ordinary share on the trading days during the 30-calendar day period following the relevant annual shareholder meeting.

Vesting Schedule: Each annual follow-up grant vests in the same manner as specified for the initial grant, as specified under “Vesting Schedule” above.

For a description of the terms of our stock option and share incentive plans, see “Share Ownership - Stock Option and Share Incentive Plans” in Item 6.E below.

Office Holder Compensation

The table below outlines the compensation granted to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2020, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)

Name and Principal Position (2)	Base Salary	Variable Compensation (3)	Benefit and Perquisites (4)	Total Compensation, Excluding Equity-Based Compensation	Equity-Based Compensation (5)	Total
Yoav Zeif, CEO	$570,503	$395,675	$376,345	$1,342,522	$799,252	$2,141,774

Nadav Goshen, CEO of MakerBot	$308,042	$122,500	$305,933	$736,475	$129,197	$865,672

Richard Garrity, Americas President	$292,615	$93,183	$34,024	$419,823	$386,677	$806,500

Lilach Payorski, Chief Financial Officer	$314,280	$51,419	$63,192	$428,891	$345,004	$773,894

Omer Kreiger, EVP Products	$337,150	$52,360	$63,677	$453,187	$275,292	$728,479

(1)	All amounts reported in the table are in terms of cost to the Company in U.S. dollars, as recorded in our financial statements.

(2)

All current executive officers listed in the table are full-time employees or consultants of our company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2020.

(3)	Amounts reported in this column refer to commission, incentive and the maximum contractual bonus payments potentially payable for 2020.

(4)

Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, house or house allowance, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments, sign-up and relocation bonus and other benefits and perquisites consistent with our guidelines.

(5)

Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2020 with respect to equity-based compensation. Equity-based compensation is determined based on the awards’ fair value on their grant date. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements, which are included in Item 18 of this annual report.

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

In May 2016, we elected to be governed by a then-newly-adopted exemption under the Companies Law regulations that exempts us from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our board of directors. Our eligibility for that exemption is conditioned upon: (i) the continued listing of our ordinary shares on the NASDAQ Stock Market (or one of a few select other non-Israeli stock exchanges); (ii) there not being a controlling shareholder (generally understood to be a 25% or greater shareholder) of our company under the Companies Law; and (iii) our compliance with the NASDAQ Listing Rules requirements as to the composition of (a) our board of directors—which requires that we maintain a majority of independent directors (as defined under the NASDAQ Listing Rules) on our board of directors and (b) the audit and compensation committees of our board of directors (which require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the NASDAQ Listing Rules). At the time that it determined to exempt our company from the external director requirement, our board affirmatively determined that we meet the conditions for exemption from the external director requirement, including that a majority of the members of our board, along with each of the members of the audit and compensation committees of the board, are independent under the NASDAQ Listing Rules.

As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors is elected annually, at our annual general meeting of shareholders. The vote required for the election of each director is a majority of the voting power represented at the meeting and voting on the election proposal. Following our 2020 annual general meeting of shareholders that took place in November 2020, the current members of our board consist of the Chairman — Dov Ofer, Zeev Holzman, John J. McEleney (Chairman of the Compensation Committee), Ziva Patir, David Reis Michael Schoellhorn, Yair Seroussi (Chairman of the Audit Committee) and Adina Shorr. For more information, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below.

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

The members of our audit committee consist of John McEleney, Yair Seroussi and Adina Shorr. Mr. Seroussi serves as chairman of the committee. Our board of directors has determined that each of Messrs. McEleney and Seroussi, and Ms. Shorr, meets the independence requirements set forth in the Listing Rules of the NASDAQ Stock Market and in Rule 10A-3 under the Exchange Act.

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

Executive Committee

We formerly had an executive committee of the board. That committee was dissolved by our board in 2020.

Compensation Committee and Compensation Policy

Under a December 2012 amendment to the Companies Law, we have appointed a compensation committee and established a policy regarding the terms of engagement of office holders, or a compensation policy. Such compensation policy was set by our board, after considering the recommendations of our newly-appointed compensation committee, and was approved by our shareholders in September 2013. In February 2015 and again in September 2018, following approval by our compensation committee and board, our shareholders approved an amended and restated version of our compensation policy at an extraordinary general meeting of shareholders and at our 2018 annual general meeting of shareholders (respectively). At our annual shareholders meeting held in November 2020, our compensation policy was amended in respect of the provisions related to directors’ and officers’ insurance.

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

We initially appointed our compensation committee in mid-2013. The committee currently consists of Ziva Patir and John McEleney. John McEleney serves as chairman of the committee. Our board of directors has determined that Mr. McEleney and Ms. Patir, meets the independence requirements set forth in the Listing Rules of the NASDAQ Stock Market and in Rule 10C-1 under the Exchange Act.

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

Oversight Committee

Our former oversight committee of the board, the role of which was to provide support to our interim Chief Executive Officer in the day-to-day management of our company, was dissolved following the transition period after the hiring of Mr. Yoav Zeif as our permanent new Chief Executive Officer.

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. In February 2021, we appointed Irena Ben-Yakar, of Deloitte Israel & Co. as our new internal auditor.

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

We have obtained directors and officers liability, or D&O, insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. Under our amended compensation policy (as approved by our shareholders at our 2020 annual general meeting), our D&O insurance is governed by the following guidelines:

(i)              an aggregate maximum D&O insurance coverage level of $160 million comprised of up to $100 million of ABC (general) D&O insurance coverage and up to $60 million of Side A coverage, and
(i)              the payment of premiums and deductibles under each of the Company’s D&O insurance policies (including D&O run-off and public offering insurance) that are consistent with market terms, and that are not material to our company.

. In addition, we have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by Israeli law.

Directors’ Service Contracts

We are not presently party to any service contracts with any of our directors that provide for benefits upon termination of employment or other service.

D. Employees

The number of our full-time equivalent employees, and the distribution of employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2020, 2019 and 2018 are set forth in the two tables below.

	Number of full-time equivalent employees
	by region as of December 31,
Region	2020	2019	2018
Americas*	1,182	1,355	1,353
Israel	458	538	523
Europe	192	203	186
Asia Pacific	149	172	170
Total	1,981	2,268	2,232

	Number of full-time equivalent employees
	by function as of December 31,
Division	2020	2019	2018
Operations and support	696	809	801
Research and development	358	392	390
Customer service	260	259	301
Sales and marketing	295	408	331
General and administrative	372	400	409
Total	1,981	2,268	2,232

* Includes employees in Latin America.

During the years covered by the above tables, we did not employ a significant number of temporary employees.

The decrease in the size of our workforce in 2020 was due to our implementation of a reduction in our global workforce as part of a strategic plan to accelerate growth with a leaner operating model. The resizing affected approximately 10% of Stratasys’ employees, and was designed to reduce operating expenses as part of a cost realignment program to focus on profitable growth.
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

E. Share Ownership.

The following table lists, as of February 16, 2021, the number of our ordinary shares owned, and stock options held, by each of the directors and members of our senior management who served as such during the year (including for part of the year) ended December 31, 2020:

	Shares of Stratasys(1)			Stratasys stock options and RSUs(2)
				Number held(4)
Name	Number of shares beneficially owned (3)		Percent of outstanding shares beneficially owned (3)	Already vested or vesting within 60 days	Not vesting within 60 days	Exercise price per Share (for options)	Expiration Date (for options)
Dov Ofer	91,000(5)		*	10,000	—	$23.41	July 18, 2027
Chairman of the Board				10,000	—	$21.82	September 13,2028
				37,500	—	$22.28	October 4, 2028
				10,000	—	$20.53	December 31, 2029
				5,000	5,000	$19.61	November 30, 2030

Ze'ev Holzman	11,168		*	6,668	3,332	$19.61	November 30, 2030
Director

John J. McEleney	65,667		*	16,500	—	$82.15	June 21, 2023
Director				10,000	—	$21.44	June 4, 2026
				10,000	—	$23.41	July 18, 2027
				10,000	—	$19.59	September 13, 2028
				10,000	—	$20.53	December 31, 2029
				9,167	833	$19.61	November 30, 2030

Ziva Patir	78,749		*	29,582	—	$82.15	June 21, 2023
Director				10,000	—	$21.44	June 4, 2026
				10,000	—	$23.41	July 18, 2027
				10,000	—	$19.59	September 13, 2028
				10,000	—	$20.53	December 31, 2029
				9,167	833	$19.61	November 30, 2030

David Reis	106,350	(6)	*	37,500	—	$22.28	October 4, 2028
Director				6,666	3,334	$19.61	November 30, 2030

Michael Schoellhorn	3,334		*	3,334	6,666	$19.61	November 30, 2030

Yair Seroussi	36,668		*	10,000	—	$23.41	July 18, 2027
				10,000	—	$21.82	September 13, 2028
				10,000	—	$20.53	December 31, 2029
				6,668	3,332	$19.61	November 30, 2030

Adina Shorr	59,305		*	10,000	—	$22.47	October 13, 2028
Director				10,000	—	$20.53	December 31, 2029
				5,835	4,165	19.61	November 30, 2030

Yoav Zeif	12,249	(7)	*	8,678	26,035	$—	—
Chief Executive Officer					150,000	$16.41	February 18, 2030
					150,000	$16.41	February 18, 2030
					17,357	$—	—
Lilach Payorski	*	(8)	*
Chief Financial Officer

*	Constitutes less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.

(2)

For a description of our equity incentive plans, please see “Stock Option and Share Incentive Plans” in this Item below. All options and RSUs granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.

(3)

In accordance with Rule 13d-3 under the Exchange Act, the number of shares and the percentages shown for individual directors and officers include any ordinary shares underlying stock options and RSUs held by any such person that vest within 60 days of February 16, 2021 and that are also reflected in the column titled “Stratasys stock options and RSUs—Number held — Already vested or vesting within 60 days.” Further in keeping with such Rule 13d-3, the computation of percentage ownership is based upon 56,655,816 ordinary shares outstanding at February 16, 2021, plus such number of ordinary shares as such person (but not any other person) had the right to receive upon the exercise or settlement of vested stock options or RSUs (as applicable) within 60 days thereof.

(4)	Each stock option is exercisable for one ordinary share, and each RSU represents the right to receive one ordinary share.

(5)	Consists of (i) 18,500 ordinary shares that have been issued to Mr. Ofer following the vesting and settlement of RSUs, as well as (ii) an additional 72,500 ordinary shares issuable to Mr. Ofer upon the exercise of options granted to him that have vested or will vest within 60 days of February 16, 2021

(6)	Consists of (i) 43,684 ordinary shares held by Mr. Reis, (ii) 18,500 additional ordinary shares that have been issued to Mr. Reis following the vesting and settlement of RSUs, as well as (iii) an additional 44,166 ordinary shares issuable to Mr. Reis upon the exercise of options granted to him that have vested or will vest within 60 days of February 16, 2021.

(7)	Consists of (i) 3,571 ordinary shares held by Mr. Zeif, as well as (ii) 8,678 ordinary shares that underlie RSUs that will vest within 60 days of February 16, 2021.

(8)

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

2012 Omnibus Equity Incentive Plan

Our 2012 Omnibus Equity Incentive Plan, which became effective at the effective time of the Stratasys, Inc.- Objet Ltd. merger, provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to our company or any of our affiliates. Following the approval of the 2012 Plan by the Israeli tax authorities, we have only granted options or other equity incentive awards under the 2012 Plan. All previously-granted options and awards under our Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan have expired. Under the 2012 Plan, there were 2,500,000 ordinary shares originally reserved for issuance, none of which was granted prior to the effectiveness of the Stratasys, Inc.-Objet Ltd. merger. Upon the adoption of an amendment to the 2012 Plan at our extraordinary general meeting of shareholders in February 2013, the reserved pool under the plan consisted of 4,000,000 shares, which was to be automatically increased annually on January 1 (beginning on January 1, 2014) by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by our board of directors, if so determined prior to the January 1 on which the increase will occur. Pursuant to that provision, on each of January 1, 2015, 2016, 2017 and 2018, the pool of shares under the 2012 Plan was automatically increased by 500,000 shares, to 5,000,000 shares, 5,500,000, 6,000,000 and 6,500,000 shares total, respectively. On January 1, 2019, the pool of shares was further increased by an additional 200,000 shares, to 6,700,000, and on January 1, 2020, the pool of shares was further increased by an additional 500,000 shares to 7,200,000. At our 2020 annual general meeting of shareholders, held in November 2020, our shareholders approved an increase in the pool by an additional 500,000 shares, to 7,700,000 shares, and on January 1, 2021, the pool of shares was further automatically increased by an additional 500,000 shares, to 8,200,000.

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

The following table presents certain option data information for the above-described stock option and share incentive plans as at February 16, 2021:

Plan	Total Ordinary Shares Reserved for Grants	Aggregate Number of Awards Granted out of Reserve, Net of Cancellations	Shares Available for Future Grants	Aggregate Number of Awards Outstanding	Weighted Average Exercise Price of Outstanding Options
2012 Plan	8,200,000	7,029,926	1,170,074	4,902,605	$28.09
On September 3, 2013 and March 4, 2020, we filed registration statements on Form S-8 to register the issuance of ordinary shares underlying options and RSUs granted or to be granted under the 2012 Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

Ownership by Major Shareholders

The following table presents the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our major shareholders), based on the most recent beneficial ownership reports filed with the SEC by such persons on or before February 16, 2021. The data presented is based on information provided to us, or disclosed in public filings with the SEC, by the major shareholders.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. To the extent applicable ,the table below also includes as beneficially owned by any major shareholder shares underlying options, warrants or other convertible securities that are exercisable or convertible within 60 days after February 16, 2021. Shares issuable upon the exercise or conversion of such convertible securities are deemed to be outstanding for the purpose of computing the ownership percentage of the person, entity or group holding such securities, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person, entity or group. The ownership percentages reflected below are based on 56,655,816 ordinary shares outstanding as of February 16, 2021.

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

Beneficial Owner	Ordinary Shares Beneficially Owned	Percentage Ownership
ARK Investment Management LLC	12,087,661 (1)	21.3%
PRIMECAP Management Company	4,888,399 (2)	8.6%
Sumitomo Mitsui Trust Holdings, Inc.	4,152,236 (3)	7.3%

(1)

Represents shares beneficially owned as of December 31, 2020, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by ARK Investment Management LLC on February 16, 2020. As indicated in that amended statement, ARK Investment Management LLC possesses sole voting power with respect to 9,346,918 of those ordinary shares, shared voting power with respect to the remaining 1,389,700 of those ordinary shares, and sole dispositive power with respect to all 12,087,661 ordinary shares beneficially owned by it.

(2)

Represents shares beneficially owned as of December 31, 2020, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by PRIMECAP Management Company on February 12, 2020. As indicated in that amended statement, PRIMECAP Management Company possesses sole voting and dispositive power with respect to all such 4,888,399 ordinary shares.

(3)

Represents shares beneficially owned as of December 31, 2020, as indicated in amended statements of beneficial ownership on Schedule 13G/A filed by this shareholder and by Nikko Asset Management Americas, Inc. on February 5, 2021 and February 11, 2021, respectively. The shares held by Sumitomo Mitsui Trust Holdings Inc. may be deemed to be beneficially owned by its subsidiaries (i) Nikko Asset Management Co., Ltd. and (ii) Nikko Asset Management Americas, Inc.

Changes in Percentage Ownership by Major Shareholders

During 2018, PRIMECAP Management Company, one of our major shareholders, increased its percentage ownership of our ordinary shares from 11.7% to 14.2%. In 2019, its percentage ownership declined to 13.7%. In 2020, it further declined to 8.6%.

Fisher Investments, a former 5% or greater shareholder, decreased in ownership from 5.2% in 2018 to below 5% in 2019.

ArrowMark Colorado Holdings LLC an 8.0% shareholder as of the end of 2018, reduced its ownership below 5% in 2019.

Sumitomo Mitsui Trust Holdings, Inc. and its affiliates first acquired greater than 5% of our outstanding ordinary shares during 2019, having reported holding 10.1% as of the end of August 2019. As of the end of 2019, their percentage ownership increased to 10.7%. In 2020, their percentage ownership decreased to 7.3%.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 16, 2021, there were 95 holders of record of our shares, of which 68 record holders holding approximately 99.94% of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record approximately 96% of our outstanding ordinary shares on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions.

Except as described below or elsewhere in this annual report, since January 1, 2020, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

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

Besides annual equity compensation, Mr. Zeif received, within the first 14 days of his employment, a one-time, special upside grant of options to purchase 300,000 ordinary shares, with an exercise price that will equal the average of the Stratasys closing share price for the 30 days following his commencement of employment. These special upside options will vest and become exercisable in two groups of 150,000 options each, in accordance with the schedule described in the following sentence, if the average closing Stratasys share price reaches two respective levels— $10 or $20 above the 30-day average closing price prior to his commencement of employment— for a consecutive six-month period following the commencement of his employment. If and when the relevant closing price level is met for the requisite consecutive six-month period, the relevant 150,000 options will vest in equal installments of 18,750 each over the next eight consecutive quarters, assuming continued employment. Any options granted pursuant to the special upside grant that are not yet vested will be subject to accelerated vesting in the event that Mr. Zeif’s employment is terminated or he resigns for good reason in connection with, or within 12 months following, a change of control transaction for which the value of our company (or our assets, if applicable) reflected in the transaction as of its closing date exceeds the respective price level that initially triggers vesting.

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

In order to induce Mr. Zeif to accept our employment offer and in connection with his relocation from the United States to the our principal executive offices in Israel related to his hiring, we paid him a signing/relocation bonus of $300,000, of which $100,000 will be repayable if his employment is terminated by us for cause or he resigns other than for good reason during his first 12 months of employment.

C. Interests of Experts and Counsel.

Not required.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

The consolidated financial statements and other financial information for our company required by SEC are included in this annual report beginning on page F-1.

Export Sales

The following table presents total export sales by Stratasys, Ltd for each of the fiscal years indicated (in thousands):

	2020	2019	2018
Total Export Sales*	$170,944	$216,384	$251,099
as a percentage of Total Sales	32.8%	34.0%	37.9%

*	Export sales, as presented, are defined as sales to customers located outside of North America and Israel (where our dual headquarters are located).

Legal Proceedings

We are a party to various legal proceedings incident to our business. Based upon the status of such cases, as determined with the advice of counsel, we have recorded provisions in our financial statements for amounts (if any) judged to be both quantifiable and probable to be paid. Except as noted below, there are no legal proceedings pending or threatened against us that we believe may have a significant effect on our financial condition, profitability and cash flows.

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

Israeli resident individuals

Capital Gain

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2020, including excess tax, if any, as described below) unless the benefiting provisions of an applicable treaty applies.

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

Israeli resident corporations

Capital Gain

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described in “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure” in Item 4.B above, the corporate tax rate was 24% in 2017, and is 23% since 2018.

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

Non-Israeli Residents

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2017 and 23% since 2018), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is Significant Shareholder at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2020) unless contrary provisions in a relevant tax treaty applies.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 651,600 for 2020, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Although we do not believe that we were a PFIC in 2020, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2021 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

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

Stratasys Ltd.

1 Holtzman Street,
Science Park
P.O. Box 2496
Rehovot, Israel 76124
Attention: Yonah Lloyd, Chief Communications Officer

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

The majority of our balance sheet exposure relates to foreign currency assets and liabilities in entities which their functional currency is Euro. Our net Euro balance sheet exposure as of December 31, 2020 was approximately $27.3 million.

Our total revenues amounted to $520.8 million in 2020, of which approximately 15.0% were denominated in Euros. During 2020, our Euro-denominated revenues exceeded our Euro-denominated expenses. Conversely, our expenses denominated in shekels are higher than our expected shekel-denominated revenues. For those currencies which do not have a sufficient natural hedge within our operations (such as offsetting revenues and expenses recorded in a given currency, or some other hedge), we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results. In 2020, we entered into hedging transactions to reduce our potential currency exposure related to the U.S. dollar against each of the Euro and the New Israeli Shekel. Our foreign exchange forward contracts in effect as of December 31, 2020 were for the conversion of Euro 70.8 million into USD and $10.4 million into NIS and other currencies of $40.5 million into USD.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

(i) A change of 10% in the value of the Euro relative to the U.S. dollar in the year ended December 31, 2020 would have resulted in a change in the U.S. dollar reporting value of our consolidated operating income of $3.7 million for that year, mainly due to revenues earned in Euros.

(ii) A change of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2020 would have resulted in a change in the dollar-reported value of our consolidated operating income of $7.6 million, mainly due to shekel-recorded expenses.

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

Interest Rate Risk

Our cash and cash equivalents are held primarily in bank deposits with maturities of less than 180 days, and our short-term bank deposits have maturities of more than 180 days. Both are subject to limited interest rate risk, with an average interest rate of 1.21%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2020, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2020.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2020, our internal control over financial reporting is effective based on those criteria.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth, for the years ended December 31, 2020 and 2019, the fees billed to us and our subsidiaries by our principal accountant. (1)

	Year ended
	December 31,
	2020	2019
Audit fees (2)	$814,000	$853,700
Audit-related (3)	35,000	-
Tax fees (4)	55,000	65,666
All other fees (5)	1,800	6,800
Total	$905,800	$926,166

(1)

Comprised by fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, or Kesselman & Kesselman (which served as our principal accountant with respect to the years ended December 31, 2020 and 2019).

(2)

Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(3)	The audit-related fees for the year ended December 31, 20120 were for due diligence related to acquisitions.

(4)	Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

(5)	All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

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

DECEMBER 31, 2020

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Stratasys Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Stratasys Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relates.

Goodwill Impairment Assessment – Stratasys-Objet Reporting Unit

As described in Note 7 to the consolidated financial statements, the Company’s goodwill balance in respect of the Stratasys-Objet Reporting Unit was $386 million as of December 31, 2019. Management conducts an impairment test in the fourth quarter of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the fair value of a reporting unit to its carrying value, including goodwill. In the third quarter of 2020, the Company noted that indicators of potential impairment existed for the Stratasys-Objet Reporting Unit. These indicators were all, primarily as a result of the COVID-19 pandemic impact on the global economy and the Company's business. The third quarter goodwill impairment test resulted in impairment charge of $386 million to write down the full carrying amount of the Stratasys-Objet Reporting Unit's goodwill. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections for the Stratasys-Objet reporting unit included significant judgments and assumptions relating to the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Stratasys-Objet Reporting Unit is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Company's reporting unit. These procedures also included, among others, testing management's process for developing the fair value estimate of the reporting unit, evaluating the appropriateness of the discounted cash flow model, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the significant assumptions used by management, including the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate. Evaluating management's assumptions related to cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

Purchase Price Allocation – Origin Acquisition

As described in Note 2 to the consolidated financial statements, the Company completed the acquisition of 100% of Origin Laboratories Inc.'s shares ("Origin") on December 31, 2020 for a total consideration of $97.1 million paid in cash and the Company's ordinary shares at closing , including the fair value of additional contingent payments estimated at $37.4 million payable in cash and the Company's ordinary shares upon the achievement of certain financial targets. This resulted in $71 million of intangible assets being recorded. Management applied significant judgment in estimating the fair value of intangible assets acquired and contingent consideration recorded, which involved the use of significant estimates and assumptions with respect to the achievement of the financial metrics and the related timing and amounts of the contingent payments, as well as the net cash flow projections and the discount rate used in respect of the intangible assets recorded.

The principal considerations for our determination that performing procedures relating to the acquisition of Origin is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value measurement of intangible assets acquired and the contingent consideration recorded due to the significant judgment by management when developing the estimate; (ii) significant audit effort in evaluating the significant assumptions relating to the estimate, such as the achievement of the financial metrics and the related timing and amounts of the contingent payments, as well as the net cash flow projections and the discount rate used in respect of the intangible assets recorded; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the intangible assets and the contingent consideration and controls over development of the cash flow projections and the discount rate assumptions utilized in the valuation of the intangible assets and the contingent consideration. These procedures also included, among others (i) reading the purchase agreement and (ii) testing management’s process for estimating the fair value of intangible assets and contingent consideration. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of significant assumptions related to the cash flow projections and the discount rate for the intangible assets and contingent consideration. Evaluating the reasonableness of the cash flow projections involved considering the past performance of the acquired businesses, as well as economic and industry forecasts. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s cash flow projections.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

March 1, 2021

We have served as the Company’s auditor since 2012.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in thousands, except share data)

December 31,	2020	2019

ASSETS

Current assets
Cash and cash equivalents	$272,092	$293,484
Short-term deposits	27,000	28,300
Accounts receivable, net of allowance for credit losses of $0.9 million as of December 31, 2020 and December 31, 2019	106,068	132,558
Inventories	131,672	168,504
Prepaid expenses	6,717	6,567
Other current assets	16,943	29,659

Total current assets	560,492	659,072
Non-current assets
Property, plant and equipment, net	201,232	189,706
Goodwill	35,694	385,658
Other intangible assets, net	131,569	87,328
Operating lease right-of-use assets	21,298	20,936
Other non-current assets	39,717	38,819

Total non-current assets	429,510	722,447

Total assets	$990,002	$1,381,519

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$16,987	$35,818
Accrued expenses and other current liabilities	31,061	28,528
Accrued compensation and related benefits	25,659	34,013
Deferred revenues - short-term	49,165	52,268
Operating lease liabilities - short term	9,282	9,292

Total current liabilities	132,154	159,919

Non-current liabilities
Deferred revenues - long-term	14,227	16,039
Operating lease liabilities - long term	12,567	12,445
Contingent consideration	37,400	-
Other non-current liabilities	34,059	35,343

Total non-current liabilities	98,253	63,827

Total liabilities	$230,407	$223,746

Commitments and contingencies (see note 10)

Redeemable non-controlling interests	227	622

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousand shares; 56,617 thousand shares and 54,441 thousand shares
issued and outstanding at December 31, 2020 and 2019, respectively	$155	$148
Additional paid-in capital	2,753,955	2,706,894
Accumulated other comprehensive loss	(8,846)	(7,716)
Accumulated deficit	(1,985,896)	(1,542,175)

Total equity	759,368	1,157,151

Total liabilities and equity	$990,002	$1,381,519

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

Years Ended December 31,	2020	2019	2018

Revenues
Products	$339,782	$430,746	$456,504
Services	181,035	205,334	206,733
	520,817	636,080	663,237
Cost of revenues
Products	171,235	182,430	203,622
Services	130,188	139,958	134,391
	301,423	322,388	338,013

Gross profit	219,394	313,692	325,224
Operating expenses
Research and development, net	84,012	94,253	98,964
Selling, general and administrative	205,224	231,138	235,107
Goodwill impairment	386,154	-	-
	675,390	325,391	334,071
Operating loss	(455,996)	(11,699)	(8,847)
Financial income (expenses), net	(575)	4,555	633
Loss before income taxes	(456,571)	(7,144)	(8,214)
Income tax expenses (benefit)	(16,394)	3,523	4,736
Share in profits (losses) of associated companies	(3,939)	(412)	1,725
Net loss	$(444,116)	$(11,079)	$(11,225)
Net loss attributable to non-controlling interests	(395)	(230)	(261)
Net loss attributable to Stratasys Ltd.	$(443,721)	$(10,849)	$(10,964)
Net loss per ordinary share attributable to Stratasys Ltd. - basic and diluted	$(8.08)	$(0.20)	$(0.22)
Weighted average ordinary shares outstanding. - basic and diluted	54,918	54,260	53,751
Comprehensive Loss
Net loss	(444,116)	(11,079)	(11,225)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	533	(580)	227
Unrealized gains (losses) on derivatives designated as cash flow hedge	(1,663)	617	(957)
Other comprehensive income (loss), net of tax	(1,130)	37	(730)
Comprehensive loss	(445,246)	(11,042)	(11,955)
Less: Comprehensive loss attributable to non-controlling interests	(395)	(230)	(261)
Comprehensive loss attributable to Stratasys Ltd.	$(444,851)	$(10,812)	$(11,694)

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
(in thousands)
Years Ended December 31, 2020, 2019, and 2018
	Ordinary Shares
	Number of shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Equity attributable to Stratasys Ltd.	Non-controlling Interests	Total Equity
Balances, January 1, 2018	53,631	145	2,663,274	(1,523,906)	(7,023)	1,132,490	17	1,132,507
Cumulative effect of changes in accounting principles	-	-	-	3,544	-	3,544	-	3,544
Issuance of shares in connection with stock-based compensation plans	250	1	3,023	-	-	3,024	-	3,024
Stock-based compensation	-	-	15,686	-	-	15,686	-	15,686
Purchase of redeemable non-controlling interests			(935)	-	-	(935)	-	(935)
Divestment of non-controlling interests	-	-	-	-	-	-	26	26
Comprehensive loss	-	-	-	(10,964)	(730)	(11,694)	(43)	(11,737)
Balance as of December 31, 2018	53,881	146	2,681,048	(1,531,326)	(7,753)	1,142,115	-	1,142,115
Issuance of shares in connection with stock-based compensation plans	560	2	5,282	-	-	5,284	-	5,284
Stock-based compensation	-	-	20,564	-	-	20,564	-	20,564
Comprehensive loss	-	-	-	(10,849)	37	(10,812)	-	(10,812)
Balance as of December 31, 2019	54,441	148	2,706,894	(1,542,175)	(7,716)	1,157,151	-	1,157,151
Issuance of shares in connection with stock-based compensation plans	688	2	226	-	-	228	-	228
Stock-based compensation	-	-	20,204	-	-	20,204	-	20,204
Issuance of shares as part of the Origin acquisition	1,488	5	26,631	-	-	26,636	-	26,636
Comprehensive loss	-	-	-	(443,721)	(1,130)	(444,851)	-	(444,851)
Balance as of December 31, 2020	56,617	$155	$2,753,955	$(1,985,896)	$(8,846)	$759,368	-	$759,368

* Represents an amount less than 0.5 thousand

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2020	2019	2018
Cash flows from operating activities
Net loss	$(444,116)	$(11,079)	$(11,225)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Goodwill impairment	386,154	-	-
Impairment of other long-lived assets	6,985	776	7,260
Depreciation and amortization	49,560	50,942	61,250
Stock-based compensation	20,204	20,564	15,686
Foreign currency transaction loss (gain)	(8,718)	(1,900)	5,140
Deferred income taxes	(17,484)	(2,393)	(3,956)
Gain from sale of unconsolidated entity	-	(3,578)	(7,908)
Share in (profits) losses of associated companies	3,939	412	(1,724)
Other non-cash items	(2,552)	(103)	582

Change in cash, cash equivalents and restricted cash attributable to changes in operating assets and liabilities, net of the impact of acquisitions or divestitures:
Accounts receivable, net	29,465	4,967	(8,884)
Inventories	37,120	(48,647)	(16,124)
Net investment in sales-type leases	1,063	2,911	7,437
Other current assets and prepaid expenses	9,084	(5,847)	446
Other non-current assets	(1,040)	5,807	(1,280)
Accounts payable	(24,534)	(13,114)	6,882
Other current liabilities	(10,033)	(7,273)	9,183
Deferred revenues	(6,398)	(3,779)	6,203
Other non-current liabilities	(897)	141	(5,256)
Net cash provided by (used in) operating activities	27,802	(11,193)	63,712

Cash flows from investing activities
Purchase of property and equipment	(26,943)	(22,549)	(23,361)
Acquisition of business, net of cash acquired	(29,115)	-	-
Proceeds from sale of subsidiaries and unconsolidated entity	-	4,909	41,168
Investment in unconsolidated entities	-	(20,222)	(13,015)
Proceeds from sale of plant and property	-	129	4,105
Purchase of intangible assets	(2,070)	(2,752)	(1,449)
Investments in short-term bank deposits	(27,000)	(28,300)	-
Proceeds from short-term bank deposits	28,300	-	-
Proceeds from sale of equity method investment	3,175	-	-
Net proceeds from divestitures of subsidiaries and associated companies	1,000	-	-
Other investing activities	28	(741)	(304)
Net cash provided by (used in) investing activities	(52,625)	(69,526)	7,144

Cash flows from financing activities
Repayment of debt	-	(27,293)	(5,143)
Acquisition of redeemable non-controlling interests	-	-	(1,500)
Proceeds from exercise of stock options	228	5,284	3,692
Net cash provided by (used in) financing activities	228	(22,009)	(2,951)

F-10

Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,214	2,591	(3,530)

Net change in cash, cash equivalents and restricted cash	(21,381)	(100,137)	64,375
Cash, cash equivalents and restricted cash, beginning of year	293,597	393,734	329,359

Cash, cash equivalents and restricted cash, end of year	$272,216	$293,597	$393,734

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2020	2019	2018

Supplemental disclosure of cash flow information
Cash paid during the year for:
Income taxes, net of tax refunds	$1,140	$10,730	$5,682
Interest	-	449	1,675
Non-cash investing activities:
Transfer of inventories to fixed assets	4,138	3,307	3,702
Transfer of fixed assets to inventories	410	322	451
Origin contingent consideration	37,400	-	-
Issuance of shares as part of Origin acquisition (Refer to Note 2)	26,636	-	-

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

The Company has one operating segment, which generates revenues via the sale of its 3D printing systems, related services and consumables and by providing additive manufacturing (“AM”) solutions. The Company operates mainly through offices in Israel, the United States, Germany, Hong Kong and Japan.

COVID-19, which was declared by the World Health Organization to be a global pandemic on March 11, 2020, has had numerous adverse effects on the global economy. Those effects of the pandemic have been adversely impacting our financial results for our operations in all global regions, beginning already in the first quarter of 2020 and continuing through the remainder of 2020. We continue to face uncertainty as to the degree and duration of that impact going forward. We do not know the length of time that the pandemic and related disruptions will continue, the impact of governmental regulations or easement of regulations in response to the strengthening or weakening of the pandemic, and the degree of overall potentially permanent changes in consumer behavior that may be caused by the pandemic. With respect to the goodwill impairment refer to Note 7.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates using assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to revenue recognition, inventories measurement, valuation allowance, uncertain tax positions, recoverability of intangibles and goodwill and purchase price allocation including contingent consideration.

In particular, a number of estimates have been and will continue to be affected by the ongoing COVID-19 pandemic. The severity, magnitude and duration, as well as the economic consequences, of the COVID-19 pandemic, are uncertain, rapidly changing and difficult to predict. As a result, the accounting estimates and assumptions may change over time in response to COVID-19. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuation; inventory valuation; assessment of the annual effective tax rate; and the allowance for expected credit losses and bad debt.

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

Accounts Receivable

The Company’s accounts receivable accounting policy until December 31, 2019, prior to the adoption of the new Current Expected Credit Losses ("CECL") standard

Accounts receivable are presented in the Company’s consolidated balance sheets net of allowance for doubtful accounts. On a periodic basis, the Company evaluates the collectability of its accounts receivable and establishes an allowance for doubtful accounts based on past write-offs and collections, current credit conditions, the age of the balances and economic factors that may affect a customer’s ability to pay. The Company evaluates a number of factors to assess collectability, including an evaluation of the creditworthiness of the specific customer, past due amounts, payment history, and current economic conditions.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s accounts receivable accounting policy from January 1, 2020, following the adoption of the new CECL standard

The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations.

Allowance for credit losses due to the Company’s accounts receivable amounted to $870 thousand and $939 thousand as of December 31, 2020 and 2019, respectively. Changes in the allowance for credit losses are recognized in selling, general and administrative expenses. Accounts receivable are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.

The balance and the changes in the allowance for credit losses are comprised as follows:

	Year ended December 31
	2020	2019	2018
	U.S. $ in thousands
Balance at beginning of year	$939	$1,110	$1,160
Increase during the year	454	223	666
Bad debt written off	(523)	(394)	(716)
Balance at end of year	$870	$939	$1,110

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

STRATASYS LTD.

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

 STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Intangible Assets, net

Intangible assets and their useful lives are as follows:

Weighted Average
Useful Life (in Years)
Developed technology	8
Patents	8
Trade names	9
Customer relationships	7

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of acquired developed technology is recorded in cost of revenues. Amortization of trade names, customer relationships and patents are recorded under selling, general and administrative expenses.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Retirement Plans and Employee Rights Upon Termination

Under Israeli law, the Company is required to pay a severance payment to its employees in Israel upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company makes ongoing deposits into its Israeli employee pension plans to fund their severance liabilities. For its employees who are employed under the Section 14 of the Severance Pay Law, 1963 (”Section 14”), the Company makes deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s rights upon termination. In addition, the related obligations and amounts deposited on behalf of the applicable employees for such obligations are not presented on the Company’s consolidated balance sheets, as the amounts funded are not under the control and management of the Company and the Company is legally released from the obligation to pay any severance payments to the employees once the required deposit amounts have been paid.

Severance pay liabilities with respect to for the Company’s employees in Israel who are not subject to Section 14, as well as employees who have special contractual arrangements, are provided for in the Company’s consolidated financial statements based on the length of time that they work for the Israeli entity and their latest monthly salary. The Company’s liabilities for those Israeli employees, in the amounts of $4.1 million and $4.2 million as of December 31, 2020 and 2019, respectively, are presented as other non-current liabilities in the Company’s consolidated balance sheets. These liabilities are recorded as if it was payable at each balance sheet date. These liabilities are partially funded by the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the Company’s consolidated balance sheets under other non-current assets. As of December 31, 2020 and 2019, the Company had $3.1 million and $3.3 million, respectively, deposited in these insurance policies and pension funds. These policies are the Company’s assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited.

In addition, the Company has liabilities for severance payments to its employees in other jurisdictions in accordance with local laws and practices of the countries in which they are employed.

Severance expenses for the years ended December 31, 2020, 2019 and 2018 were $9.1 million, $4.0 million and $4.1 million, respectively.

For its employees in the United States, the Company has a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) that covers eligible U.S. employees as defined in the Plan. Participants may elect to contribute both pre-tax or after-tax (“Roth”) up to 50% of annual taxable compensation, as defined by the Plan, up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal 4% of the participant’s annual compensation. For the years ended December 31, 2020, 2019 and 2018 the Company made 401(k) Plan contributions of approximately $4.1 million, $4.2 million and $3.2 million respectively.

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

Revenue Recognition

Effective January 1, 2018, the Company adopted the accounting standard related to the recognition of revenue in contracts with customers using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Accordingly, results for reporting periods beginning after January 1, 2018 are presented under the accounting standard, while prior period amounts have not been adjusted and continue to be reported in accordance with the previous revenue recognition guidance. The impact of the adjustment of the results for 2018 based on the revenue recognition standard in place of the previous revenue recognition standard were not material. The adoption of the revenue recognition standard, resulted in an increase of $1.4 million in retained earnings with a corresponding effect on other non-current assets for the cumulative-effect adjustments recorded due to the deferral and amortization of incremental costs incurred to obtain a contract as of the date of adoption.

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

Advertising

Advertising costs are expensed as incurred and were approximately $6.3 million, $16.2 million and $15.9 million, for the years ended December 31, 2020, 2019 and 2018, respectively.

Research and Development Expenses

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

Stock-Based Compensation

The Company measures and recognizes compensation expense for its equity classified stock-based awards, including stock-based option awards, restricted stock units (“RSUs”) and performance stock units (“PSUs”) under the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) based on estimated fair values on the grant date.

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

The Company recognizes compensation expenses for its stock-based option awards and RSUs on a straight-line basis over the requisite service period (primarily a four-year period). The Company accounts for forfeitures as they occur. The Company recognizes compensation expenses for its PSUs based on the probability that the performance metrics will be achieved over the vesting period. At each reporting period the Company evaluates the probability that its PSUs will be earned and adjust its previously recognized compensation expense as necessary. If the achievement of the respective performance metrics is not probable or the respective performance are not met the Company reverses its previously recognized compensation expense.

Restructuring Plan

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

Loss per Share

Basic loss per share is computed by dividing net income (loss) attributable to ordinary shareholders of Stratasys Ltd., including adjustment of redeemable non-controlling interest to its redemption amount, by the weighted average number of ordinary shares (including fully vested RSUs and PSUs) outstanding for the reporting periods.

The denominator for diluted net loss per share is a computation of the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Potential dilutive shares outstanding include the dilutive effect of in-the-money options and unvested RSUs using the treasury stock method. PSUs are considered contingently issuable shares for diluted net loss per share purposes and the dilutive impact, if any, is not included in the weighted average shares until the performance conditions are met.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short term deposits, accounts receivables, operating lease liabilities and foreign currency exchange forward contracts. Most of the Company’s cash and cash equivalents are invested in U.S. dollar instruments with major banks in the U.S., Israel and Europe. Management believes that the credit risk with respect to the financial institutions that hold the Company’s cash and cash equivalents is low.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Leases

      Leases prior to the adoption of ASC 842, Leases

      Stratasys leases real estate, cars and equipment for use in its operations, which are classified as operating leases. In addition to rent, the leases may require the Company to pay directly for fees, insurance, maintenance and other operating expenses. Rental expense for the year ended December 31, 2018 was $8.2 million.

     Leases following the adoption of ASC 842, Leases

     The Company adopted the new lease accounting guidance on January 1, 2019, using a modified retrospective transition approach, with certain practical expedients, and as a result did not adjust prior periods. The Company recognized right-of-use assets of $21.3 and $27.4 million and lease liabilities of $21.8 and 27.9 million for its operating leases as of December 31, 2020 and 2019, respectively. The Company does not any have finance leases.

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

     Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheet.

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

     The standard also provides practical expedients for an entity’s ongoing accounting. The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize ROU assets or lease liabilities, including not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition, but recognizes lease expenses over the lease term on a straight-line basis. The Company also elected the practical expedient to not separate lease and non-lease components for all of the Company leases, other than leases of real estate.

     Lease terms will include options to extend or terminate the lease when it is reasonably certain that Stratasys will exercise or not exercise the option to renew or terminate the lease.

     The Company is a party to several lease agreements for its facilities, the latest of which has been extended until midst 2026. The Company has the option to extend certain agreements for additional periods, the earliest of which is until the end of June 2021 and the latest is until the end of October 2028. During the extended lease period, the aggregate annually rental payments will increase by 2%-4% each year.

    The company also leases vehicles for its employees with different commencement and ending periods in Israel and Germany solely.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently issued accounting pronouncements

Accounting Pronouncements Adopted in 2020

     In June 2016, the FASB issued an ASU that supersedes the existing impairment model for most financial assets to a current expected credit loss model. The new guidance requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements

     In August 2018, the FASB issued an ASU that removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements.

In August 2018, the FASB issued an ASU that clarifies the accounting for implementation costs in cloud computing arrangements. This ASU requires the implementation costs incurred by customers in cloud computing arrangements to be deferred and recognized over the term of the arrangement, if those costs would be capitalized by the customers in a software licensing arrangement. The Company adopted this guidance effective January 1, 2020, with no material impact on its consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued new guidance to simplify the accounting for income taxes by removing certain exceptions to the general principles and simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The effects of this standard on our financial position, results of operations and cash flows are not expected to have a material impact.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Certain Transactions

Origin acquisition

On December 31, 2020 (the “Origin transaction date”) the Company acquired 3D printing start-up Origin Laboratories Inc. (“Origin”) for an aggregate purchase price of $97.1 million (“Origin transaction”), including cash and shares. The acquisition enables Stratasys to expand its leadership through innovation in the fast-growing mass production parts market with a next-generation photopolymer platform. Stratasys expects Origin’s proprietary Programmable PhotoPolymerization (P3) technology to be an important growth engine for the company. The acquisition was aimed at fortifying our leadership in polymers and production applications of 3D printing in industries such as dental, medical, tooling, and select industrial, defense, and consumer goods markets.

In exchange for 100% of the outstanding shares of Origin the Company issued 1,488 thousand ordinary shares, paid cash upon closing and is obligated to pay additional payments (combination of cash and shares) subject to performance-based earnouts over 3 years.

The Origin transaction is reflected in accordance with ASC Topic 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer.

The following table summarizes the fair value of the consideration transferred to Origin stockholders for the Origin transaction:

	U.S. $ in thousands
Cash payments	$33,076	*
Issuance of ordinary shares to Origin stockholders	26,636
Contingent consideration at estimated fair value	37,400
Total consideration	$97,112

* Of which $31.2 million were paid on December 31, 2020.

The fair value of the ordinary shares issued was determined based on the closing market price of the Company’s ordinary shares on the Origin transaction date.

In accordance with ASC Topic 805, the estimated contingent consideration as of the Origin transaction date was included in the purchase price. The total contingent payments could reach to a maximum aggregate amount of up to $ 40 million. Approximately 50% of the payments shall be settled in cash, and 50% shall be settled through the issuance of ordinary shares. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration will be recorded in Consolidated Statements of Operations and Comprehensive Loss.

An additional payment of $6 million, which is subject to the founders' retention over 3 years, will be recorded as compensation expense over the retention period.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Origin transaction date. The estimated fair values are preliminary and based on the information that was available as of December 31, 2020. Thus, the measurements of fair value reflected are subject to changes and such changes could be significant. The preliminary allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Allocation of Purchase Price
(U.S. $ in thousands)
Cash and cash equivalents	$2,083
Goodwill	35,694
Intangible assets	71,131
Other assets	5,285
Total assets acquired	114,193

Net deferred tax liabilities	14,007
Other labilities	3,074
Total liabilities assumed	17,081

Net assets acquired	$97,112

The allocation of the purchase price to net assets acquired and liability assumed resulted in the recognition of intangible asset related to developed technology of $71 million. This intangible asset has a useful-life of 10 years. The fair value estimate of the developed technology is determined using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This valuation technique estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. The net cash flows were discounted to present value.

Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

Investment in Xaar 3D Ltd. ("Xaar 3D")

During the fourth quarter of 2019, the Company entered into an agreement with Xaar plc (“Xaar”) to purchase additional shares of Xaar 3D that will increase its stake from 15 to 45 percent, with Xaar retaining the remaining 55 percent. Xaar and Stratasys had announced the formation of Xaar 3D Ltd in July 2018; for the purpose of developing Powder Bed Fusion (”PBF”) additive manufacturing solutions that Stratasys can bring to the market.

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

 STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LPW Technology Divestment

During the fourth quarter of 2018, the Company sold its equity minority interests in LPW Technology for a total consideration of $33.6 million and recognized a net gain of $13.5 million. The gain was recorded in the consolidated Statements of Operations and Comprehensive Loss under share in profits (losses) of associated companies.

The net loss of LPW for the respective periods in which the Company accounted for its investment in LPW under the equity method of accounting during 2018 was $4.6 million.

During 2020, $3.2 million was received related to the sale of LPW.

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

During 2020, $1.0 million was received related to the sale of Solidscape.

Investment in Evolve

During 2018, the Company, jointly with certain employees and one of the Company's board members, formed an entity for one of its research and development projects (“Evolve”), which received subsequent investments from certain additional strategic investors. The Company does not consolidate the results of operations of Evolve. As a result of this transaction, the Company recorded $1.6 million loss included in its operating expenses. In addition, the Company recorded a $5.0 million loss related to the write-off of Evolve's in-process research and development project, which is included in share in profits (losses) of associated companies, in its consolidated financial statements for the year ended December 31, 2018.

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

      Restructuring plan

      On June 2, 2020, the Company announced a restructuring plan to reduce operating expenses as part of a cost realignment program to focus on profitable growth (the “Plan”). The Plan’s cost-cutting measures included workforce reductions affecting approximately 10% of employees, as well as other cost-mitigation measures. The Company recorded $6.4 million and $3.9 million of employee-related charges and other related charges, respectively, during 2020. The plan was substantially completed in 2020.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Revenues

Disaggregation of Revenues

The following table present the Company’s revenues disaggregated by geographical region (based on the Company's customers’ location) and revenue type for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
	(U.S. $ in thousands)
Americas
Products	$205,741	$257,119	$251,589
Service	$137,736	158,743	158,152
Total Americas	$343,477	415,862	409,741

EMEA
Products	78,105	98,693	119,151
Service	23,479	26,274	28,011
Total EMEA	101,584	124,967	147,162

Asia Pacific
Products	55,936	74,934	85,764
Service	19,820	20,317	20,570
Total Asia Pacific	75,756	95,251	106,334

Total Revenues	$520,817	$636,080	$663,237

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table present the Company’s revenues disaggregated based on the timing of revenue recognize for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
Revenues recognized in point in time from:
Products	$339,782	$430,746	$456,504
Services	40,405	43,885	130,973
Total revenues recognized in point in time	380,187	474,631	587,477

Revenues recognized over time from:
Services	140,630	161,449	75,760
Total revenues recognized over time	140,630	161,449	75,760

Total Revenues	$520,817	$636,080	$663,237

Contract Assets and Contract Liabilities

Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of December 31, 2020.

Contract liabilities include advance payments and billings in excess of revenue recognized. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of December 31, 2020 and 2019 were as follows:

	December 31,	December 31,
	2020	2019
	U.S. $ in thousands
Deferred revenue*	63,392	68,307

*Includes $14.3 million and $16.0 million under long term deferred revenue in the Company's consolidated balance sheets as of December 31, 2020 and December 31, 2019, respectively.

Revenue recognized in 2020 and 2019 that was included in deferred revenue balance as of January 1, 2020 and 2019, was $50.1 million and $50.2 million, respectively.

Remaining Performance Obligations

Remaining Performance Obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2020 and 2019 the total RPO amounted to $85.7 million and $88.4 million, respectively. The Company expects to recognize $71.5 million of this RPO during the next 12 months, $8.8 million over the subsequent 12 months and the remainder thereafter.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. The Company determined the period of benefit by taking into consideration customer contracts including renewals, the technology and other factors. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of December 31, 2020 and 2019, the deferred commission amounted to $5.0 million and $3.9 million, respectively.

Note 4. Fair Value Measurement

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, on its consolidated balance sheets:

	December 31, 2020	December 31, 2019
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$56	$63
Foreign exchange forward contracts designated as hedging instruments	793	315
Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(1,098)	(388)
Foreign exchange forward contracts designated as hedging instruments	(1,584)	(326)
	$(1,833)	$(336)

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

Note 5. Inventories

Inventories consisted of the following:

	December 31,
	2020	2019
	U.S. $ in thousands
Finished goods	$61,297	$87,967
Work-in-process	3,163	3,106
Raw materials	67,212	77,431
	$131,672	$168,504

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

	December 31,	December 31,
	2020	2019
	(U.S. $ in thousands)

Machinery and equipment	$147,531	$140,413
Buildings and improvements	172,868	149,022
Computer equipment and software	49,233	46,900
Office equipment, furniture and fixtures	13,966	13,780
Land	19,302	19,058
	402,900	369,173
Accumulated depreciation	(202,556)	(180,769)
	200,344	188,404
Construction work in progress	888	1,302
	$201,232	$189,706

Depreciation expenses were $25.2 million, $25.8 million and $28.9 million in the years ended December 31, 2020, 2019 and 2018, respectively.

Note 7. Goodwill

Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2020 and 2019 were as follows:

	2020	2019
	(U.S. $ in millions)

Balance at January 1,	$385,658	$385,849
Goodwill acquired	35,694	-
Goodwill impairment charges	(386,154)	-
Currency translation adjustments and disposition	496	(191)
Balance at December 31,	$35,694	$385,658

      During the fourth quarter of 2019, the Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit.

Following its quantitative assessment, the Company concluded that the fair value of its Stratasys-Objet reporting unit exceeded its carrying amount by approximately 8.7%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $386.2 million.

When evaluating the fair value of its Stratasys-Objet reporting unit, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs into the valuation method. Key assumptions used to determine the estimated fair value include: (a) expected cash flows for five years following the assessment date which were based on, among other factors, expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value that utilized a terminal year growth rate of 3.1% that was determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.5% based on management’s best estimate of the after-tax weighted average cost of capital.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Based on the Company’s assessment as of December 31, 2019, no goodwill was determined to be impaired.

      During the first quarter of 2020, the Company performed an analysis of the impact of recent events, including business and industry specific considerations, on the fair value of the Stratasys-Objet reporting unit. As part of this analysis the Company considered the potential impacts of COVID-19 and the sensitivity of estimates and assumptions used in the last annual impairment test as well as changes in market capitalization.

During the second quarter of 2020, the Company announced a restructuring plan to reduce operating expenses as part of a cost realignment program to focus on profitable growth (the “Plan”). The Plan’s cost-cutting measures included workforce reductions affecting approximately 10% of employees, as well as other cost-mitigation measures. Please refer to Note 12 for further discussion. The Company reassessed its analysis from the first quarter in light of macroeconomic developments and its cost-cutting measures.

Based on the Company's goodwill assessment for the Stratasys-Objet reporting unit, the Company determined that no impairment was required as of March 31, 2020, and June 30, 2020.

During the third quarter of 2020, the Company noted that indicators of potential impairment existed which required an interim goodwill impairment analysis for Stratasys-Objet reporting unit. These indicators included longer and deeper than expected reduction in the business, refinement to the company’s business focus into additional inorganic technologies and sustained decline in the Company’s market capitalization during the past two quarters, all, primarily as a result of the COVID-19 impact on the global economy and the Company’s business.

As a result of the factors discussed above, the Company revisited its assumptions supporting the cash flow projections for its Stratasys-Objet reporting unit, including: (i) the expected duration and depth of revenue reduction and certain revenue growth assumptions; (ii) the associated operating profit margins; (iii) the long term growth rate; and (iv) the discount rate . In estimating the discounted cash flow, the Company used the following key assumptions: the Company currently expects it will take approximately two years to regain the loss of revenue and return to its pre COVID-19 activity levels considering the impact of both volume and price with a similar effect on profitability. Following such period, the Company expects to return to similar growth rates as estimated in prior valuations. The Company assumed a long term terminal growth rate of 2.5%, lower than the 3.1% used in prior valuations. In addition, changes in business focus due to introduction of new technologies were expected to lower the total revenues attributable to the Stratasys-Objet reporting unit. The resulting cash flow amounts were discounted using the same discount rate of 13.5%.

Based on the revised cash flow projections, the value of the reporting unit decreased below its carrying value, and the Company recorded in the third quarter of 2020 a goodwill impairment charge of $386.2 million, the entire reporting unit’s goodwill.

The goodwill balance as of December 31, 2020 was acquired as part of Origin acquisition (see Note 2).

 .STRATASYS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Other Intangible Assets, Net

Other intangible assets consisted of the following:

	December 31, 2020			December 31, 2019
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	357,863	(260,123)	97,740	299,100	(252,136)	46,964
Patents	17,699	(8,487)	9,212	15,142	(7,067)	8,075
Trademarks and trade names	26,036	(21,114)	4,922	25,991	(19,966)	6,025
Customer relationships	101,107	(81,413)	19,695	102,936	(76,813)	26,123
Capitalized software development costs	7,410	(7,410)	-	18,630	(18,489)	141

	510,115	(378,547)	131,569	461,799	(374,471)	87,328

Amortization expenses

Amortization expense relating to intangible assets for the years ended December 31, 2020, 2019 and 2018, was approximately $24.3 million, $25.2 million and $32.4 million, respectively. The decrease in amortization expense in 2020 and 2019 was primarily due to change in the estimated useful lives of certain intangibles assets as of December 31, 2018.

As of December 31, 2020, estimated future amortization expense relating to definite life intangible assets for each of the next five years and thereafter were as follows:

Estimated amortization expenses
Year ending December 31,	(U.S. $ in thousands)
2021	30,092
2022	30,036
2023	14,439
2024	10,544
2025	8,006
2026 and thereafter	38,452
Total	131,569

During the years ended December 31, 2020 and 2018, the Company recorded impairment charges of $5.3 million and $2.2 million, respectively, related to its definite life intangible assets. No impairment charges were recorded during 2019.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Income Taxes

a. Deferred Tax Assets and Liabilities

The components of the Company’s deferred tax assets and liabilities as of December 31, 2020 and 2019 were as follows:

	December 31,
	2020	2019
	(U.S. $ in thousands)
Deferred tax assets
Tax losses carry forwards	$645,318	$113,419
Inventory related	3,892	2,538
Intangibles assets	19,081	16,628
Provision for employee related obligations	557	984
Stock-based compensation expense	7,507	6,936
Deferred revenue	1,871	1,592
Property, plant and equipment	835	1,063
Allowance for credit losses	249	217
Foreign currency losses	278	12
Research and development credit carry forwards	16,693	16,239
Other items	(4,344)	3,148
Gross deferred tax assets	691,937	162,776
Valuation allowance	(661,979)	(151,771)
Total deferred tax assets	$29,958	$11,005

Deferred tax liabilities
Intangibles assets	$(21,567)	$(7,245)
Property, plant and equipment	(2,847)	(1,683)
Total deferred tax liabilities	$(24,414)	$(8,928)
Net deferred tax assets	$5,544	$2,077

The Company’s deferred tax assets and liabilities are classified in the consolidated balance sheets as follows:

	December 31, 2020	December 31, 2019
	(U.S. $ in thousands)
Deferred tax assets (under "Other non-current assets")	$5,586	$2,118
Deferred tax liabilities	42	41
Net deferred tax assets	$5,544	$2,077

As of December 31, 2020 and 2019 the Company had tax net operating losses carry-forward of approximately $607.3 million and $490.0 million, respectively. In addition, we incurred capital losses of $2,203.2 million as of December 31, 2020 due to a legal reorganization of certain entities in our group. Those tax losses carry-forward resulted in deferred tax assets of approximately $645.3 million and $113.4 million, as of December 31, 2020 and 2019, respectively. As a result of losses incurred in the last few years, and since the near-term realization of these assets is uncertain, the Company provided a full valuation allowance for its deferred tax assets that are not expected to be realized.

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

A reconciliation of the beginning and ending balances of valuation allowance is as follows:

Valuation allowance
U.S. $ in thousands
Balance at January 1, 2018	$152,062
Additions	597
Balance at December 31, 2018	$152,659
Decrease	(888)
Balance at December 31, 2019	$151,771
Additions	524,215
Decrease	(14,007)
Balance at December 31, 2020	$661,979

Included in the net deferred tax are net operating loss and credit carryovers of $151.4 million which expire in years ending from December 31, 2022 through December 31, 2038, whereas some losses may be carried forward indefinitely, as discussed below.

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

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted into law in response to the economic fallout of the COVID-19 pandemic in the United States.  Among the many business-related provisions, some of which related to non-income taxes, were changes made to net operating losses (NOLs).  The CARES Act amended Internal Revenue Code Section 172(b)(1) for tax years beginning in 2018, 2019 and 2020, requiring taxpayers to carry back NOLs arising in those years to the five preceding tax years, unless the taxpayer elects to waive or reduce the carryback period.  To the extent unused as a carryback, these NOLs are now carried forward indefinitely.  The CARES Act suspended the Tax Cuts and Jobs Act’s 80% limitation on NOL deductions for tax years beginning in 2018, 2019 and 2020.  The 80% limitation will be reinstated for tax years beginning after 2020, for NOLs arising in tax years after 2017.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b. Provision for Income Taxes

Loss before income taxes for the years ended December 31, 2020, 2019 and 2018 was as follows:

	2020	2019	2018
	(U.S. $ in thousands)

Domestic	$(381,935)	$(11,895)	$(17,848)
Foreign	(74,636)	4,751	9,634
	$(456,571)	$(7,144)	$(8,214)

The components of income taxes for the years ended December 31, 2020, 2019 and 2018 were as follows:

	2020	2019	2018
	(U.S. $ in thousands)
Current
Domestic	$4,992	$3,392	$(722)
Foreign	(3,902)	2,524	9,414
	1,090	5,916	8,692
Deferred
Domestic	(4,112)	(2,007)	(3,169)
Foreign	(13,372)	(386)	(787)
	(17,484)	(2,393)	(3,956)
Total income taxes	$(16,394)	$3,523	$4,736

A reconciliation of the statutory income tax rate and the effective tax rate for the years ended December 31, 2020, 2019 and 2018 is set forth below:

	2020	2019	2018

Statutory tax rate	23.0%	23.0%	23.0%
Approved and Privileged enterprise benefits	(1.4)	18.0	16.0
Goodwill impairment	(17.5)	-	-
Stock compensation expense	(0.5)	(21)	(24.0)
Tax contingencies	1.0	(57.1)	(38.4)
Non-deductible acquisition expenses	-	(1.4)	(2.3)
Earning taxed under foreign law	(4.1)	(14.9)	(21.6)
Valuation Allowance	3.1	-	6.4
Changes to the prior year’s tax assessment	-	(2.7)	(15.3)
Deferred Tax due to different tax rate	0.1	11.2	-
Non recurring Capital gain	-	11.5
Withholding tax	-	(1.7)	-
Other	(0.1)	(2.6)	(1.4)
Effective income tax rate	3.6%	(48.9)%	(57.6)%

For the year ended December 31, 2020, the above rate reconciliation table reflects the impact of goodwill impairment, which is not deductible for tax and the geographic mix of foreign taxable income and loss, offset by uncertain tax positions and a movement in valuation allowance.

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

A reconciliation of the beginning and ending balance of uncertain tax positions is as follows:

	2020	2019	2018
	(U.S. $ in thousands)
Balance at beginning of year	25,517	22,044	27,317
Additions for tax positions related to the current year	312	2,336	12,321
Foreign currency impact	3,017	1,353	(2,000)
Adjustments for tax positions related tax settlements	-	-	(15,576)
Reduction of reserve for statute expirations	(5,457)	(216)	(18)
Balance at end of year	$23,389	$25,517	$22,044

The Company’s accrual for estimated interest and penalties was $2.2 million as of December 31, 2020. The Company does not expect uncertain tax positions to change significantly over the next twelve months.

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

Company incorporated in the U.S.— Federal tax rate of approximately 21%.

Company incorporated in Germany—tax rate of approximately 29%.

Company incorporated in Hong Kong—tax rate of approximately 16.5%.

A significant portion of the Company’s income is taxed in Israel. The following is a summary of how the Company’s income is taxed in Israel:

Corporate tax rates in Israel for 2018 and thereafter is 23%. The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of foreign exchange rate fluctuations (of the NIS in relation to the U.S. dollar) on the Company’s Israeli taxable income.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Investment Law”)

Various industrial projects of the Company have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rate, which was 23% in 2020.

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

As of December 31, 2020, tax-exempt income of approximately $268.7 million is attributable to the Company’s various Approved and Beneficiary Enterprise programs. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and taxes of approximately $26.8 million would be incurred as of December 31, 2020.

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

The Company’s ordinary shares are traded in the United States on the Nasdaq Global Select Market under the ticker symbol “SSYS”. As of December 31, 2020 and 2019, there were 56,617 thousand ordinary shares and 54,441 thousand ordinary shares issued and outstanding, respectively. The increase in the outstanding and issued ordinary shares during 2020 was attributable to exercises of stock options and RSUs under the Company’s stock-based compensation plans, and to issuance of shares to Origin's stockholders pursuant to the closing of the Origin acquisition (See Note 2).
During 2020 the reserve pool under 2012 plan was increased by 1 million shares. On January 1, 2021 the reserve pool under the 2012 plan was further automatically increased by an additional 0.5 million shares.

b. Stock-based compensation plans

The Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective upon closing of the Stratasys-Objet merger, provides for the grant of options, restricted shares, RSUs, PSUs and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2012 plan, options, RSUs and PSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable and RSUs are vested over the requisite service period, which is normally a four-year period beginning on the grant date, subject to continued service to the Company. PSUs are vested only upon the achievement of certain pre-determined performance metrics. Once the performance metrics are met, vesting of PSUs is subject to continued service to the Company over the requisite service period, which is normally a two-year to four-year period. As of December 31, 2020, 0.7 million shares were available for future equity awards under the 2012 plan.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock options

A summary of the stock option activity for the year ended December 31, 2020 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2019	1,961,532	$31.16
Granted	440,000	17.55
Exercised	(11,184)	17.15
Forfeited	(287,819)	33.55
Options outstanding as of December 31, 2020	2,102,529	$28.06
Options exercisable as of December 31, 2020	1,691,217	$30.64

The following table summarizes information about stock options outstanding at December 31, 2020:

			Options Outstanding			Options Exercisable
			Outstanding	Weighted- Average		Exercisable
			options at	Remaining	Weighted- Average	options at	Weighted- Average
Range of			December 31,	Contractual	Exercise	December 31,	Exercise
Exercise Prices			2020	Life in Years	Price	2020	Price
$2.74	-	$19.61	411,295	8.99	$17.23	62,959	$19.32
$19.66	-	$19.66	651,452	6.04	19.66	608,026	19.66
$19.96	-	$23.41	543,156	6.25	21.84	524,669	21.85
$24.66	-	$120.51	496,626	3.62	54.81	495,563	54.87
			2,102,529	6.10	$28.06	1,691,217	$30.64

Aggregate intrinsic value (U.S. $ in thousands)			$2,213			$820

As of December 31, 2020, the weighted-average remaining contractual life of exercisable options was 5.5 years. The total intrinsic value of options exercised during 2020, 2019 and 2018 was approximately $0.04 million, $1.0 million and $0.6 million, respectively.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2020. No options were granted during 2019. The following assumptions were applied in determining the options’ fair value on their grant date:

	2020	2018
Risk-free interest rate	0.4%-1.8%	2.9%-3.1%
Expected option term (years)	5.0-5.1	5.3-5.5
Expected share price volatility	52.5%-52.8%	52.0%-52.2%
Dividend yield	-	-
Weighted average grant date fair value	$8.09	$11.49

As of December 31, 2020, the Company had 0.4 million unvested options. As of December 31, 2020, the unrecognized compensation cost related to all unvested, equity-classified stock options of $3.4 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 3.1 years.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Stock Units and Performance Stock Units

A summary of the Company’s RSUs and PSUs activity for the year ended December 31, 2020 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested RSUs and PSUs outstanding as of December 31, 2019	2,362,991	$24.10
Granted	1,671,436	17.90
Vested	(677,249)	23.19
Forfeited	(556,062)	21.80
Unvested RSUs and PSUs outstanding as of December 31, 2020	2,801,116	$21.08

The total vesting-date value of equity classified RSUs vested during 2020 was $10.6 million. As of December 31, 2020, the unrecognized compensation cost related to all unvested equity classified RSUs and PSUs of $42.3 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.5 years.

Stock-based compensation expense for stock options and equity classified RSUs included in the Company’s Statements of Operations and Comprehensive Loss were allocated as follows:

	2020	2019	2018
	(U.S. $ in thousands)

Cost of revenues	$1,771	$1,848	$1,474
Research and development, net	6,102	5,167	3,215
Selling, general and administrative	12,331	13,549	10,997
Total stock-based compensation expenses	$20,204	$20,564	$15,686

c. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive loss, net of taxes for the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31, 2020
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2020	$(10)	$(7,706)	$(7,716)
Other comprehensive loss before reclassifications	(1,024)	533	(490)
Amounts reclassified from accumulated other comprehensive loss	(639)	-	(639)
Other comprehensive income (loss)	(1,663)	533	(1,130)
Balance as of December 31, 2020	$(1,673)	$(7,173)	$(8,846)

 STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2019
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2019	$(627)	$(7,126)	$(7,753)
Other comprehensive loss before reclassifications	1,548	(580)	968
Amounts reclassified from accumulated other comprehensive loss	(931)	0	(931)
Other comprehensive income (loss)	617	$(580)	37
Balance as of December 31, 2019	$(10)	(7,706)	$(7,716)

	Year ended December 31, 2018
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2018	$330	$(7,353)	$(7,023)
Other comprehensive loss before reclassifications	(1,814)	(2,691)	(4,505)
Amounts reclassified from accumulated other comprehensive loss	857	2,918	3,775
Other comprehensive income (loss)	(957)	227	(730)
Balance as of December 31, 2018	$(627)	$(7,126)	$(7,753)

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

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		December 31,	December 31,	December 31,	December 31,
	Balance sheet location	2020	2019	2020	2019
		(U.S. $ in thousands)
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$56	$63	$36,882	$11,001
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	793	315	10,417	25,045
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(1,098)	(388)	37,999	92,929
Liability derivatives -Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	(1,584)	(326)	50,186	45,262
		$(1,833)	$(336)	$135,484	$174,237

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        Foreign exchange contracts not designated as hedging instruments

        As of December 31, 2020, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $74.9 million and were used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the “NIS”), Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, loss of $6.2 million and gain of $2.9 million were recognized under financial income, net for the years ended December 31, 2020 and 2019, respectively. Such gains partially offset the revaluation losses of the balance sheet items, which are also recognized under financial income, net.

Cash Flow Hedging—Hedges of Forecasted Foreign Currency Payroll

As of December 31, 2020 and 2019, the Company had in effect foreign exchange forward contracts for the conversion of $10.4 million and $25.0 million, respectively, into NIS. These foreign exchange forward contracts were designated as cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss. These contracts mature through December 2021.

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

As of December 31, 2020, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of Euro 42.0 million in USD.

To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions. We record changes in fair value of these cash flow hedges in accumulated other comprehensive income (loss) in our consolidated balance sheets, until the forecasted transaction occurs. When the forecasted transaction occurs, we reclassify the related gain or loss to revenue. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, we reclassify the gain or loss on the related cash flow hedge from accumulated other comprehensive income (loss) to the same statement of operations line item as the hedged item. If we do not elect hedge accounting, or the contract does not qualify for hedge accounting treatment, the changes in fair value from period to period are recorded under financial income.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	Revenues		Cost of revenues		Research and development, net		Selling, general and administrative		Financial expenses (income), net		Other comprehensive income
	December 31,		December 31,		December 31,		December 31,		December 31,		December 31,
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	(U.S. $ in thousands)
Line items in which effects of hedges are recorded	$(520,817)	-	$301,423	$322,388	$84,012	$94,253	$205,224	$231,138	$575	$(4,555)	$(1,130)	$37
Foreign exchange contracts designated as a hedging instrument	235	-	(198)	(24)	(279)	(382)	(397)	(525)	-	-	(1,663)	617
Foreign exchange contracts not designated as a hedging instrument	-	-	-	-	-	-	-	-	6,194	(2,868)	-	-
	$521,052	-	$301,225	$322,364	$83,733	$93,871	$204,827	$230,613	$6,769	$(7,423)	$(2,793)	$654

Note 13. Entity-Wide Disclosure

Revenues by geographic area for the years ended December 31, 2020, 2019 and 2018 were as follows*:

	Year ended December 31,
	2020	2019	2018
	(U.S. $ in thousands)

Americas (primarily the United States)	$343,477	$415,862	$409,741
EMEA	101,584	124,967	147,162
Asia Pacific	75,756	95,251	106,334
	$520,817	$636,080	$663,237

*	Revenues are attributed to geographic areas based on the location of customer.

No single customer accounted for 10% or more of Company’s total revenues, or Company’s net accounts receivable, in any fiscal year presented.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment by geographical area were as follows:

	Year ended December 31,
	2020	2019
	(U.S. $ in thousands)

Americas (primarily the United States)	$53,830	$58,169
EMEA	143,907	127,234
Asia Pacific	3,495	4,303
	$201,232	$189,706

Property, plant and equipment that were located in Israel amounted to $126.9 million and $110.9 million for the years ended December 31, 2020 and 2019, respectively and are included under the EMEA region in the above table.

Note 14. Loss per Share

The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2020	2019	2018
	(In thousands, except per share amounts)
Numerator:
Net loss attributable to Stratasys Ltd.	$(443,721)	$(10,849)	$(10,964)
Adjustment of redeemable non-controlling interest to redemption amount	-	-	(935)
Net loss attributable to Stratasys Ltd. for basic loss per share	(443,721)	(10,849)	(11,899)

Denominator:
Weighted average shares – denominator for basic net loss per share	54,918	54,260	53,751
Net loss per share
Basic	$(8.08)	$(0.20)	$(0.22)
Diluted	$(8.08)	$(0.20)	$(0.22)

The computation of diluted net loss per share for the years ended December 31, 2020, 2019 and 2018 excluded share awards of 4.9 million, 4.3 million and 4.0 million, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Leases

The Company’s operating lease expenses are recognized on a straight-line basis .Operating lease cost for the twelve months ended December 31, 2020 and 2019, were as follows:

	December 31,	December 31,
	2020	2019
	(U.S. $ in thousands)
Operating lease cost:
Fixed payments and variable payments that depend on an index or rate	10,102	8,564
Total operating lease cost	10,102	8,564

Cash flow and other information related to operating leases were as follows:

	December 31,	December 31,
	2020	2019
	(U.S. $ in thousands)
Cash paid for amounts included in the measurement of lease liabilities	10,559	9,685
Right-of-use assets obtained in exchange for new operating lease liabilities	10,008	7,246

	December 31,	December 31,
	2020	2019
Weighted-average remaining lease term — operating leases	3.00 years	3.18 years
Weighted-average discount rate — operating leases	4.78%	4.72%

Maturities of operating lease liabilities were as follows:

December 31,
2020
(U.S. $ in thousands)
2021	9,508
2022	6,667
2023	4,616
2024	2,120
2025	449
2026 and thereafter	48
Total operating lease payments	23,408
Less: imputed interest	(1,559)
Present value of lease liabilities	21,849

ITEM 19. EXHIBITS.

Exhibit
Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd. (1)
1.2	Memorandum of Association of Stratasys Ltd. (2)
2.1	Specimen ordinary share certificate of Stratasys Ltd. (3)
2.2	Description of ordinary shares of Stratasys Ltd
4.1.1	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (4)
4.1.2	Amendment to Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (5)
4.1.3	Additional amendment to Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (6)
4.2	Form of Indemnification Agreement by and between Stratasys Ltd. and each of its directors and executive officers (7)
4.3	OEM Purchase and License Agreement, effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and Ricoh Printing Systems America, Inc. (8)
4.4

Assignment, dated October 23, 1989, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for an apparatus and method for creating three-dimensional objects (9)

4.5	Assignment, dated June 5, 1992, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a modeling apparatus for three dimensional objects (9)
4.6

Assignment, dated June 1, 1994, from S. Scott Crump, James W. Comb, William R. Priedeman, Jr., and Robert Zinniel to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a process and apparatus of support removal for three-dimensional modeling (9)

4.7.1	Stratasys Ltd. Compensation Policy for Executive Officers and Directors (10)
4.7.2	Amendment to Stratasys Ltd. Compensation Policyfor Executive Officers and Directors (11)
4.8	Employment Agreement, effective as of February 18, 2020, by and between Stratasys Ltd. and Yoav Zeif (12)
8.1	Subsidiary List of Stratasys Ltd.
12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act
13

Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm
101

The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2020 and 2019; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2020, 2019 and 2018; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2020, 2019 and 2018; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

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
(5)

Incorporated by reference to Proposal 3 of the registrant’s proxy statement for its February 2013 extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 28, 2013

(6)

Incorporated by reference to Proposal 4 of the registrant’s proxy statement for its November 2020 annual general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on October 21, 2020

(7)	Incorporated by reference to Exhibit 10.7 to the registrant’s registration statement on Form F-4, SEC File No. 333- 182025, filed with the SEC on June 8, 2012

(8)	Incorporated by reference to Exhibit 10.10 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012#

(9)               Incorporated by reference to Amendment No. 1 to Stratasys, Inc.’s registration statement on Form SB-2 (SEC File No. 333-99108) filed with the SEC on December 20, 1995

(10)             Incorporated by reference to Appendix A to the registrant’s proxy statement for its 2018 annual general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on August 8, 2018

(11)             Incorporated by reference to Proposal 5 of the registrant’s proxy statement for its November 2020 annual general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on October 21, 2020

(12)             Incorporated by reference to Exhibit 4.8 to the registrant’s annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on February 26, 2020

# Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

STRATASYS LTD.

/s/ Lilach Payorski
Lilach Payorski
Chief Financial Officer
March 1, 2021