Form 20-F/A
period 2020-12-31
STRATASYS LTD.
filed 2021-03-11
CIK 1517396

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

Amendment No. 1

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

On March 1, 2021, Stratasys Ltd. (the “Company”) filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Original Form 20-F”). This Amendment No. 1 (the “Amendment”) amends the Original Form 20-F solely to correct typographical errors in the consent of the Company’s independent accounting firm, Kesselman & Kesselman, a member of PricwaterhouseCoopers International Limited. The auditor consent included in the Original Form 20-F inadvertently omitted a reference to the incorporation by reference into the Company’s additional Registration Statement on Form S-8 (No. 333-236880) and the Company’s recently-filed Registration Statement on Form F-3 (No. 333-251938). Additionally, such auditor consent incorrectly indicated that the auditor consent related to a schedule of valuation and qualifying accounts and reserves. A new auditor consent with the relevant corrections is filed hereto.

This Amendment speaks as of the original filing date and does not reflect events occurring after the filing of the Original Form 20-F. No revisions are being made to the Company’s financial statements or any other disclosure contained in the Original Form 20-F. This Amendment does not otherwise update any exhibits as originally filed or previously amended.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

ITEM 19. EXHIBITS.

Exhibit
Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd. (1)
1.2	Memorandum of Association of Stratasys Ltd. (2)
2.1	Specimen ordinary share certificate of Stratasys Ltd. (3)
2.2	Description of ordinary shares of Stratasys Ltd (4)
4.1.1	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (5)
4.1.2	Amendment to Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (6)
4.1.3	Additional amendment to Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (7)
4.2	Form of Indemnification Agreement by and between Stratasys Ltd. and each of its directors and executive officers (8)
4.3	OEM Purchase and License Agreement, effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and Ricoh Printing Systems America, Inc. (9)
4.4	Assignment, dated October 23, 1989, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for an apparatus and method for creating three-dimensional objects (10)
4.5	Assignment, dated June 5, 1992, from S. Scott Crump to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a modeling apparatus for three dimensional objects (10)
4.6	Assignment, dated June 1, 1994, from S. Scott Crump, James W. Comb, William R. Priedeman, Jr., and Robert Zinniel to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a process and apparatus of support removal for three-dimensional modeling (10)
4.7.1	Stratasys Ltd. Compensation Policy for Executive Officers and Directors (11)
4.7.2	Amendment to Stratasys Ltd. Compensation Policy for Executive Officers and Directors (12)
4.8	Employment Agreement, effective as of February 18, 2020, by and between Stratasys Ltd. and Yoav Zeif (13)
8.1	Subsidiary List of Stratasys Ltd.*
12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm
101	The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2020 and 2019; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2020, 2019 and 2018; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2020, 2019 and 2018; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.
104	Cover Page Interactive Data File

*	Previously filed with the Original Form 20-F.

(1)	Incorporated by reference to Appendix A to the registrant’s proxy statement for its February 3, 2015 extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 6, 2015

(2)	Incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(3)	Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on August 6, 2012

(4)	Incorporated by reference to Exhibit 10.6 to Amendment No. 3 to the registrant’s registration statement on Form F-4, SEC File No. 333- 182025, filed with the SEC on August 6, 2012

(5)	Incorporated by reference to Proposal 3 of the registrant’s proxy statement for its February 2013 extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 28, 2013

(6)	Incorporated by reference to Proposal 4 of the registrant’s proxy statement for its November 2020 annual general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on October 21, 2020

(7)	Incorporated by reference to Exhibit 10.7 to the registrant’s registration statement on Form F-4, SEC File No. 333- 182025, filed with the SEC on June 8, 2012

(8)	Incorporated by reference to Exhibit 10.10 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012#

(9)	Incorporated by reference to Amendment No. 1 to Stratasys, Inc.’s registration statement on Form SB-2 (SEC File No. 333-99108) filed with the SEC on December 20, 1995

(10)	Incorporated by reference to Appendix A to the registrant’s proxy statement for its 2018 annual general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on August 8, 2018

(11)	Incorporated by reference to Proposal 5 of the registrant’s proxy statement for its November 2020 annual general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on October 21, 2020

(12)	Incorporated by reference to Exhibit 4.8 to the registrant’s annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on February 26, 2020

(13)	Incorporated by reference to Exhibit 4.8 to the registrant's annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 26, 2020.

#	Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

STRATASYS LTD.

/s/ Lilach Payorski
Lilach Payorski
Chief Financial Officer
March 11, 2021

3