Form 20-F
period 2021-12-31
STRATASYS LTD.
filed 2022-02-24
CIK 1517396

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

65,676,945 Ordinary Shares, NIS 0.01 par value, at December 31, 2021.

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
1

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

1

2

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
     •  the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on our supply chain and distribution network,           and, consequently, our ability to successfully sell both our existing and newly-launched 3D printing products;

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

USE OF TRADE NAMES

Unless the context otherwise indicates or requires, “Stratasys,” “PolyJet,” “J8 Series,” “J850,” “J826,” “J750,”  “J55,” “FDM,” “Fortus,” “F900,” “Fortus 450mc,” “Fortus 380mc,” “F123 Series,” “ “F770,”  “Origin,” “Origin One,” “P3,”  “Stratasys Direct Manufacturing,” “GrabCAD,” “GrabCAD Print,” “GrabCAD Shop,” “GrabCAD Community,” “GrabCAD Workbench,” “MakerBot,” “Method,” “Method X,” MakerBot CloudPrint,” “Thingiverse,” “Replicator,”  “Digital Anatomy,” “TissueMatrix,” “GelMatrix,” “BoneMatrix,” “Neo,” “H350,” “SAF” and all product names and trade names used by us in this annual report are our trademarks and service marks, which may be registered in certain jurisdictions. Although we have sometimes omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved. Furthermore, the Stratasys Signet design logo is our property. This annual report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

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

A. [Reserved]

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

Summary of Risk Factors:

The following constitutes a summary of the material risks relevant to an investment in our company:

Risks related to our business and financial condition

●
The global COVID-19 pandemic could continue to adversely affect, our business, results of operations, liquid cash resources and financial condition, and the timing, extent and nature of economic recovery from it is uncertain.

●	We may not succeed at introducing new or improved products and solutions that gain market share.

●	Our annual and quarterly operating results and financial condition may fluctuate.

●	Demand for our products and services may not grow as we expect.

●	The 3D printing market generally may not grow as we expect.

●	Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.

●	To the extent that other companies are successful in developing or marketing consumables for use in our systems, our revenues and profits would likely be adversely affected.

●	If our product mix shifts too far into lower margin products or our revenues mix shifts significantly towards our additive manufacturing (“AM”) services business, our profitability could be reduced.

●	Competition and new technologies may cut into our market share.

●	Impairments of goodwill or other intangible assets in respect of companies that we acquire would adversely impact our results of operations for the periods in which they occur.

●
Our failure to successfully consummate acquisitions of, or investments in, new business, technologies, products or services, to integrate them into our existing company, or to realize from them expected performance, may adversely affect our financial results.

●	Our operations could suffer if we are unable to attract and retain key management, directors or other key employees.

●
Global interruptions and delays involving freight carriers and other third parties may interfere with our supply chain and distribution network and frustrate our ability to sell our existing and new products.

●	If we do not maximize our recurring stream of revenues from the sale of consumables and service contracts, our operating results may be adversely affected.

●	Global market, political and economic conditions, and in the countries in which we operate in particular, could adversely impact our operating results.

●
Significant disruptions of our information technology systems, including management information systems for inventory management and distribution, or breaches of our data security could adversely affect our business.

●	We own a number of our manufacturing and office facilities, which may limit our ability to move those operations.

Risks related to our intellectual property
●
Infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us, could lead to litigation, could necessitate a redesign of our products to avoid use of certain technology, and may have an adverse impact on our financial results.

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

Risks related to our business and financial condition
The global COVID-19 health pandemic has been adversely affecting and could continue to adversely affect, our business, results of operations and financial condition due to its impact on the industries in which our customers operate, as well as the results of actions taken to contain the disease or treat its impact, and due to the unknown speed, extent and nature of the economic recovery from the disease.
The COVID-19 global pandemic and measures taken to contain it, including shutdowns and “shelter-in-place” orders, have adversely affected economies in many of the markets into which we sell our products and services. That, in turn, adversely impacted our financial results for our operations in all global regions, beginning already in the first quarter of 2020 and continuing through the remainder of 2020. While in 2020 we implemented counter-measures (such as a four-day work-week, in effect from the second quarter of 2020 until the end of 2020) to try to mitigate the impact of the pandemic on our operating results, our results throughout 2020 were still significantly worse than in 2019.
While in 2021, our quarterly and annual results evidenced material improvement, including an annual increase in revenues by 16.6% compared to 2020, and approached pre-COVID-19 levels ($607.2 million of revenue in 2021 compared to $636.1 million in 2019), we cannot assure you that the recovery for our top-line and overall results will get even stronger going forward. In 2021, we worked at full-capacity (having returned to a five-day work-week), with a high percentage of our employees throughout the world having received vaccines against COVID-19 over the course of the year. However, we cannot assure you that any future variants of COVID-19 will not frustrate our and our employees’ abilities to continue to run our operations in the ordinary course. Any such disruption to operations could counter-act our current positive trajectory.
While we ended 2021 with increased cash levels ($502.2 million in cash, cash equivalents and short-term deposits) and no debt, and believe that we are well suited to continue to manage the COVID-19 pandemic, focusing on cost controls and cash generation, we cannot assure you as to our future success with that strategy.  We continue to face uncertainty as to the degree and duration of the impact of COVID-19 going forward, and as to the nature, strength and timing of global economic recovery from it, which help to determine whether our strategy will succeed. We furthermore do not know whether certain changes in consumer behavior caused by the pandemic are temporary or permanent, which affects our ability to plan our marketing strategy on a long-term basis. Given our lack of long-term visibility with respect to the COVID-19 pandemic and related recovery, we cannot project our long-term or even short-term results with as great a degree of certainty as in the past. Failure to achieve our projected results could cause a downturn in the price of our ordinary shares and cause you losses in your investment.
The uncertainty surrounding the future direction of the COVID-19 pandemic and the recovery from it may also have the effect of amplifying many of the other risks described herein.

We may not be able to introduce new 3D printers, high-performance systems and consumables acceptable to customers or to improve the technology, software or consumables used in our current systems in response to changing technology and end-user needs.

We derive most of our revenues from the sale of additive manufacturing systems and related consumables. The markets in which we operate are subject to rapid and substantial innovation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Our ability to compete in these markets depends, in large part, on our success in enhancing our existing products and developing new additive manufacturing systems and new consumables that will address the increasingly sophisticated and varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis or otherwise gain market acceptance. In keeping with our strategic goal of strengthening our position in polymers and in the fast-growing mass production parts market, we acquired Origin Laboratories, Inc., or Origin, and its P3™ Programmable PhotoPolymerization technology in December 2020, which we believe will help to further strengthen our position in that area. In order to further expand our polymer suite of solutions across the product life cycle, in 2021, we acquired UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions, and Xaar 3D Ltd., or Xaar, and its powder-based SAF™ technology, thereby accelerating our growth in production-scale 3D printing.

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

The operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. Particularly, during the period of COVID-19, we have less visibility as to the rate of recovery of the global economy and, consequently, as to the expected changes in our operating results over time. As a result, during this period, we have been analyzing our quarterly results on a linear basis, comparing consecutive quarters with one another, rather than each quarter with the corresponding quarter of the previous year, thereby enabling us to track the course of economic recovery and its impact on our operating results. Given the uncertainty, since the second quarter of 2020, we have suspended providing quarterly or annual guidance. Even as we have returned to providing limited guidance in 2021, if our operating results do not meet that guidance or the expectations of securities analysts or investors, the market price of our ordinary shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including the degree, speed and nature of global economic recovery from the COVID-19 pandemic, those additional factors listed below and those identified throughout this “Risk Factors” section:

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

  global interruptions and delays involving freight carriers and other third parties, which may interfere with our supply chain and distribution network and frustrate our ability to sell our existing and new products;

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

If additional goodwill or other intangible assets that we have recorded become impaired, we could have to take future charges against earnings

As of December 31, 2021, the carrying value of all of our goodwill and other intangible assets was approximately $217.4 million compared to a carrying value of $167.3 million as of December 31, 2020.
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

As a result of those indicators, we revisited various assumptions supporting the cash flow projections for our Stratasys-Objet reporting unit. Based on the revised cash flow projections, the value of the reporting unit decreased below its carrying value, and we recorded in the third quarter of 2020 a goodwill impairment charge of $386.2 million, the reporting unit's entire goodwill.

In addition, in the third quarter of 2020, we tested the recoverability of our long-lived assets, including our purchased intangible assets. We concluded that the carrying amounts of certain of our purchased intangible assets were not recoverable. As a result, we recorded a non-cash impairment charge of $5.3 million, in order to reduce the carrying amounts of certain of our purchased intangible assets to their estimated fair value.

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

As part of our growth strategy, we have sought, and will continue to seek, to acquire or to make investments in other businesses, patents, technologies, products or services. Our failure to do so successfully (including, if applicable, to finance such acquisitions or investments on favorable terms, to avoid adverse financial consequences, and to realize expected results from such acquisitions or investments) may adversely affect our financial results.
As part of our growth strategy, which is focused on polymers, we expect to continue to regularly evaluate acquisitions or investments to expand our suite of products and services. Even if we are able to identify a suitable acquisition or investment, we may not be able to consummate any such transaction if we cannot reach an agreement on favorable terms or if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. If we proceed with a particular acquisition or investment, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition, results of operations or liquidity. Acquisitions will also require us to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. In addition, we could also face unknown liabilities or write-offs due to our acquisitions and investments, which could result in a significant charge to our earnings in the period in which they occur. We will also be required to record goodwill or other long-lived asset impairment charges (if any) in the periods in which they occur, which could result in a significant charge to our earnings in any such period. For further information on our quantitative assessment for goodwill impairment we performed in 2020 and the resulting impairments that we recorded, please see Notes 7 and 8 to our consolidated financial statements included elsewhere in this annual report. If an acquired entity or investment does not perform as projected and in accordance with our expectations, and is not accretive to our earnings, it may adversely impact our overall results of operations and hurt, rather than help, our business.
Our operations could suffer if we are unable to attract and retain key management or other key employees in the Israeli market or other markets in which we operate where competition for highly skilled technical and other personnel is intense.

Our success depends upon the continued service and performance of our senior management and other key personnel. Our executive team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior executive team could delay or prevent the successful implementation of our strategy, or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Members of our senior management team may resign at any time, as was recently the case with our chief financial officer, Lilach Payorski, who will be succeeded by our Vice President of Finance, Eitan Zamir. There is no assurance that if any additional senior executives leave in the future, we will be able to rapidly replace them and transition smoothly towards their successors, without any adverse impact on our operations.

Our dependence on key employees extends beyond our senior executive team, to our highly skilled scientific, technical (including software) and sales personnel. Our principal research and development as well as significant elements of our general and administrative activities are conducted at one of our two headquarters, in Israel, and we face significant competition for suitably skilled employees in Israel. While there has been intense competition for qualified human resources in the Israeli high-tech industry historically (including the additive manufacturing, or AM, industry in which we operate), the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused an increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel.  As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled human capital, including engineering, research and development, software, sales and customer support personnel. Similar shortages of key personnel also exist in the regions surrounding our Minnesota, New York, California, Texas and Boston facilities. Companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining  personnel or effectively replacing current personnel who may depart with qualified or effective successors. If we cannot attract and retain sufficiently qualified technical employees for our research and development and/or product development activities (including for the software in our products), we may be unable to achieve the synergies expected from mergers and acquisitions that we may effect from time to time, or to develop and commercialize new products or new applications for existing products.

In addition, as a result of the intense competition for qualified human resources, the Israeli high-tech and other high-tech markets have also experienced and may continue to experience significant wage inflation.  Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us and could heighten the risk of employee attrition.

While we utilize non-competition agreements with our employees as a means of improving our employee retention, those agreements may not be effective towards that goal. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under Israeli law or the law of other jurisdictions, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us.

In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

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

Global interruptions and delays involving freight carriers and other third parties may adversely impact our supply chain and distribution network, and, consequently, frustrate our ability to sell our 3D printing systems, especially those systems that are based on newly acquired technologies that we have recently launched.

Circumstances surrounding and related to the COVID-19 pandemic have triggered unprecedented disruptions in global supply chains. Our business relies on an efficient and effective supply chain, including delivery of raw materials and parts for our 3D printing systems, and the manufacture and transport of those systems to resellers, independent sales representatives or end-users (as applicable). Impacts of the COVID-19 pandemic are placing strains on international supply chains that may negatively affect the flow or availability of our products and may result in higher out-of-stock inventory positions due to difficulties in timely obtaining raw materials and parts from our suppliers, as well as transportation of our products after manufacture to our distribution destinations. Further, as a result of these delays, we may need to source raw materials and parts from different geographic locations or manufacturers, which could result in, among other things, higher product costs, increased transportation costs, delays in sales of our products or lower quality of our products. The adverse impact of these irregularities in our supply chain on our ability to distribute our 3D printing systems may be most acute for systems that are based on our three recently-acquired technologies, where we have just recently implemented our distribution channels. Our launch of these new technologies and related products during this period of interrupted supply chains may furthermore impose an enhanced burden on our capacity to meet our customers’ demand.

Additionally, the operation of our manufacturing facilities, where our 3D printing systems are assembled, is crucial to our business operations. If our manufacturing facilities experience closures or worker shortages due to COVID-19, whether temporary or sustained, we could sustain significant adverse impacts related to the distribution of our products to their destinations, whether to resellers, independent sales representatives or end-users (as applicable).

Any of these circumstances could adversely affect our ability to deliver our 3D printing systems in a timely manner, which could impair our ability to meet customer demand for products and result in lost sales and services revenues, increased supply chain costs, and, potentially, damage to our reputation.

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
•  supply chain disruptions, which may slow the delivery of raw materials, and which have increased the price of certain materials due to the significant increase in costs of raw materials and shipping costs;
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

We expect to derive a substantial percentage of our sales from international markets. We derived 36% of our revenues in 2021 from countries outside the Americas. Accordingly, we face significant operational risks from doing business internationally, including:

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

The export of our products internationally subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as the United States Toxic Substances Control Act, or TSCA, and the Registration, Evaluation, Authorization and Restriction of Chemical Substances, or REACH. These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

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

We own buildings in Eden Prairie, Minnesota, which we use to conduct our FDM manufacturing and assembly operations, as well as our office facility in Rehovot, Israel and manufacturing facility in Kiryat Gat, Israel. Ownership of these buildings and facilities may adversely affect our ability to move some or all of those operations to other locations that may be more favorable. If we were to move any of those operations to other locations, we may have difficulty selling or leasing the property that we vacate. This risk also applies to the facilities that we lease under non-cancellable lease agreements, where we cannot freely vacate the facilities. In order to combat these risks, we have limited our commitment under our leases by providing ourselves with a “break” option after three years or less. In most of our leases we have also obtained for ourselves the right to sublease a portion or all of the facilities under the lease.

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

We successfully defended against the above-described proceeding, leading to its dismissal in February 2020, with no required payments to the former employee. However, we can provide no assurance as to the outcome of any future lawsuits, and any such actions may result in judgments against us for significant damages. Resolution of any such matters can be prolonged and costly, and the ultimate results or judgments are uncertain due to the inherent uncertainty in litigation and other proceedings. Moreover, our potential liabilities are subject to change over time due to new developments, changes in settlement strategy or the impact of evidentiary requirements. Regardless of the outcome, litigation has resulted in the past, and may result in the future, in significant legal expenses and require significant attention and resources of management. As a result, any present or future litigation could result in losses, damages and expenses that have a significant adverse effect on our financial condition or profitability.

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

 We rely on a combination of patent and trademark laws in the United States and other countries, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, end-users and others to maintain our competitive position. In particular, our success depends, in part, on our ability, and the ability of our licensors, to obtain patent protection for our and their products, technologies and inventions, maintain the confidentiality of our and their trade secrets and know-how, operate without infringing upon the proprietary rights of others and prevent others from infringing upon our and their proprietary rights. As we acquire additional companies and their technologies, such as Origin and its P3 technology, acquired in December 2020, RPS and its stereolithography technology, acquired in February 2021, and Xaar and its powder-based SAF technology, acquired fully in November 2021, the risks related to potential infringement of our proprietary rights in technology become more pronounced.

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

We may be subject to claims that we are infringing, misappropriating or otherwise violating the intellectual property rights of others, especially in light of the heightened pace of adoption of new technologies in our industry and the multiple additional technologies that we have been acquiring.

 Our products and technology, including technology that we acquire as a result of our ongoing acquisitions of other businesses and technology that we license from others, about which we may be less knowledgeable that our organically developed technology, may infringe, misappropriate or otherwise violate the intellectual property rights of third parties. This risk is especially relevant to our industry, where the pace of innovation and adoption of new technologies by industry players has been accelerated in recent years. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and we cannot be certain that we or our acquired companies were the first to conceive inventions covered by our self-developed or our acquired patents or patent applications or that we or our acquired companies were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent holders may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms. In addition, we may be subject to intellectual property infringement claims from individuals, vendors and other companies, including those that have acquired patents in the fields of 3D printing or consumable production for the sole purpose of asserting claims against us.

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

In addition to patent infringement and patent-related claims, we may be subject to other intellectual property claims, such as claims that we are infringing trademarks or misappropriating trade secrets. We may also be subject to claims relating to the content on our websites, including third-party content posted on our Thingiverse.com or GrabCAD.com websites. Any intellectual property claims, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending and resolving such claims, and may prohibit or otherwise impair our ability to commercialize new or existing products, including products developed by our acquired companies. Resolution of such claims may, among other things, require us to redesign infringing technology, enter into costly settlement or license agreements on terms that are unfavorable to us, pay royalties to employees or former employees, or indemnify our distributors and end-users. Any infringement by us, including our acquired companies, or our licensors of the intellectual property rights of third parties may have a material adverse effect on our business, financial condition and results of operations.
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

During the last year in particular, the value of the U.S. dollar has decreased significantly relative to the New Israeli Shekel and has settled at a level that is near the all-time low. This has had an adverse impact upon our dollar-denominated financial results, due to the relative increase in cost of the New Israeli Shekel denominated expenses of our Israeli operations. Our results of operations could also be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation (deflation) amounted to 2.8%, (0.7%) and 0.6% for the years ended December 31, 2021, 2020 and 2019, respectively. The annual appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to 3.3%, 7.0% and 7.8% for the years ended December 31, 2021, 2020 and 2019, respectively.

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

One important assumption that goes into calculation of our tax rate is the tax benefit that we are eligible for in respect of some of our operations in Israel, referred to as “Approved Enterprise”, “Beneficiary Enterprise”, “Preferred Enterprise” and/or “Preferred Technology Enterprise” (as applicable), under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in our company, we have estimated that our average effective tax rate to be paid with respect to all profit from the Israeli operations under these benefit programs is 7% to 14%, based on the current balance of activity between our Rehovot, Israel and Kiryat Gat, Israel facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which for 2018 and onwards is set at 23%. In addition to being subject to the standard corporate tax rate, we would be required to refund any tax benefits that we have already received as adjusted by the Israeli consumer price index, plus interest or other monetary penalties. Even if we continue to meet the relevant requirements, the tax benefits that we are eligible for may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which may cause our effective tax rate to be materially different than our estimates and could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, and that could also adversely affect our effective tax rate and our results of operations.

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
Our Israeli-based research and development efforts were and are financed in part, through grants that we received from the National Technological Innovation Authority, or the Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS). Since 2007 and through December 31, 2021, we have received funding from the Authority of approximately $8.6 million, in the aggregate, under several R&D programs to support certain research and development projects in Israel. Such funding is not subject to royalty obligations on our part.

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

We are organized in Israel. Most of our officers and most of our directors (as of December 31, 2021) reside outside of the United States, and a majority of our assets are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Risks related to an investment in our ordinary shares

The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.

The market price of our ordinary shares since the Stratasys, Inc.- Objet Ltd. merger has been subject to substantial fluctuation. From the start of 2019 through the early part of 2022 (through February 18, 2022), our ordinary shares have traded with closing prices that have ranged from $12.07 to $54.37, which low and high prices were each recorded since the start of 2020, evidencing a trend towards greater share price fluctuations. The price of our ordinary shares may continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including:

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

We may need or desire to raise substantial capital in the future. Our future capital requirements will depend on many factors, including, among others:

•

the extent to which we acquire or invest in businesses, products or technologies (as we did in acquiring Origin in December 2020, RPS in February 2021, and Xaar in November 2021) and other strategic relationships;

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

Although we do not believe that we were a PFIC in 2021, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2022 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and the future value of our assets. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information—Taxation—U.S. Federal Income Tax Considerations—Tax Consequences if We Are a Passive Foreign Investment Company”.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and Development of the Company

Our legal and commercial name is Stratasys Ltd., and we are the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd. Stratasys, Inc. was incorporated in Delaware in 1989, and Objet Ltd. was incorporated in Israel in 1998. As part of that merger transaction, the ordinary shares of Stratasys Ltd. were listed on the Nasdaq Global Select Market under the trading symbol “SSYS”. We have acquired a number of companies since that time, including: Cooperation Technology Corporation, or MakerBot, a leader in desktop 3D printing, which owned and operated Thingiverse.com, a website dedicated to the sharing of user-created digital design files (in August 2013); and Solid Concepts and Harvest Technologies, two leading providers of additive manufacturing services (in July 2014 and August 2014, respectively). Following those last two acquisitions, in 2015, we introduced our branded Stratasys Direct Manufacturing, or SDM, service, which significantly broadened and increased our production and offering of AM parts, which are used by our customers as prototypes, benchmarks and end-use parts. In December, 2020, we acquired 3D printing start-up, Origin Inc., or Origin, and its proprietary P3 Programmable PhotoPolymerization technology, which we expect to be an important growth engine for our company. The acquisition was aimed at fortifying our leadership in polymers and production applications of 3D printing in industries such as dental, medical, tooling, and select industrial, defense, and consumer goods markets. In February 2021, we acquired UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions. RPS’ complementary technology further expands our polymer suite of solutions across the product life cycle, from concept modeling to manufacturing. In April 2021, we introduced the Stratasys H350 3D printer, the first system powered by the powder-based SAF™ technology of Xaar 3D Ltd., or Xaar, and in November 2021, we acquired all remaining shares of Xaar from Xaar plc (we previously owned a 45% share in Xaar), thereby accelerating our growth in production-scale 3D printing.
We have dual headquarters. Our registered office and one of our two principal places of business is located at 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, and our telephone number at that office is (+972)-74-745-4314. Our other principal place of business is located at 7665 Commerce Way, Eden Prairie, Minnesota, and our telephone number there is (952) 937-3000. Our agent in the United States is Richard Garrity, President of our Delaware subsidiary, Stratasys, Inc., whose address is c/o Stratasys, Inc. at the address of our Eden Prairie, Minnesota headquarters. Our web address is www.stratasys.com. The information contained on that website (or on our other websites, including stratasysdirect.com and makerbot.com) is not a part of this annual report. As an Israeli company, we operate under the provisions of the Companies Law.

In 2021, 2020 and 2019, our capital expenditures amounted to $26.8 million, $29.0 million and $25.2 million, respectively, of which $25.0 million, $26.9 million and $22.5 million, respectively, was principally related to the purchase and construction of property, plant and equipment.

During 2021 and 2020, our principal property and equipment investment was the construction of our new facility, which we own, at our new property in Rehovot, Israel, where we moved our Israeli headquarters during January 2017. This new facility, towards which we paid $11.1 million and $19.8 million during 2021 and 2020, respectively, also houses research and development facilities. As of December 31, 2021, we had invested an aggregate of $118.9 million in our new facility in Israel and its related equipment.

During 2021, we made other purchases of property and equipment, mainly for the enhancement of our manufacturing capabilities to support new solution offerings, primarily for our facilities in Israel and the United States.

B. Business overview

We are a global leader in connected, polymer-based 3D printing solutions, which we provide at every stage of the product life cycle, with multiple technologies and complete solutions for superior application fit, across design, manufacturing and healthcare. We focus, in particular, on polymer 3D printing solutions that address the fastest-growing manufacturing solutions, which we view as the biggest potential growth opportunity in the 3D printing industry. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, materials and technology partner ecosystems, innovative leadership, and a global GTM infrastructure, we are positioned to further expand our leadership position in this significant and growing global marketplace.
Our approximately 1,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our additive manufacturing ecosystem of solutions and expertise includes materials, software, expert services, and on-demand parts production. By the end of 2021, we estimate that we derived over 29% of our revenues from manufacturing solutions.

Our acquisition, which closed in December 2020, of Origin, a provider of photopolymer solutions for production-oriented applications, expanded our leadership through innovation in the fast-growing mass production parts segment by providing us with a next-generation photopolymer platform.  Origin’s pioneering approach to additive manufacturing of end-use parts will enable us to serve a large market with manufacturing-grade 3D printers, utilizing P3™ Programmable PhotoPolymerization technology. This technology precisely controls light, heat, and force, among other variables, to produce parts with exceptional accuracy and consistency and enables a broad range of chemistry which turns into unique production grade properties.
Our acquisition of RPS, which closed in February 2021, enables us to leverage RPS’ industry-leading go-to-market infrastructure to offer their Neo® line of systems to the global market with an expanded set of applications. RPS’ Neo line of 3D printers feature dynamic laser beam technology that enables build accuracy, feature detail, and low variability across the full extent of a large build platform. As an open resin system, the Neo products provide customers materials with a wide range of properties such as chemical resistance, heat tolerance, flexibility, durability, and optical clarity, and can produce large parts up to 800 x 800 x 600 mm, providing a significant build area in a small footprint.
Our acquisition, in November 2021, of the remaining outstanding shares of Xaar that we had not already owned (we had held a 45% stake in Xaar) was aimed at accelerating our growth in production-scale 3D printing. In April 2021, we had introduced the Stratasys H350™ 3D printer, the first system powered by Xaar’s powder-based SAF™ technology. Representing the culmination of more than 10 years of research and development, SAF-based 3D printers are designed to deliver cost-competitive parts at production-level throughput. H Series™ Production Platform printers such as the H350 are designed to deliver part quality, consistency, and reliability that ensures customer satisfaction and high production yield. Using SAF technology, the printers execute key 3D printing steps in the same direction across the print bed to provide a uniform thermal experience – and therefore part consistency – for all printed parts regardless of their placement in the build, representing a significant improvement over traditional powder-bed fusion processes.

We now offer a broader range of systems, consumables and services for additive manufacturing. Our wide range of solutions, based on our proprietary 3D printing technologies and materials, enhances the ability of designers, engineers and manufacturers to:

•

visualize and communicate product ideas and designs;

•

verify the form, fit and function of prototypes;

•

manufacture tools, jigs, fixtures, casts and injection molds used in the process of manufacturing end-products;

•

manufacture customized and short-to-medium-run end-products more efficiently, with greater agility, and more sustainably; and

•

produce objects that could not otherwise be manufactured through subtractive manufacturing methodologies.

Our goal is to be the first choice for polymer 3D printing. Given our significant experience and proven operating history, we have many competitive advantages including:

●     Broadest offering of innovative technologies.  We offer five different 3D printing technology platforms more than any other vendor in the industry, each of which have been optimized for specific industry applications. They are complemented by a technology-agnostic software platform, with an extensive and rapidly expanding ecosystem of software solutions and software partners for workflow and connectivity.
●     Expansive materials ecosystem. To ensure maximum performance and quality, we provide a robust range of advanced materials and filaments in three distinct tiers, including: (i) Stratasys Preferred, which are engineered by us or our third-party material partners exclusively to provide the best combination of material and printer performance; (ii) Stratasys Validated, which are validated by us with basic reliability testing to accelerate the expansion of material options available in the marketplace; and (iii) Open: Unvalidated materials accessed via an open material license, which may offer unique attributes and the potential to address new applications but have not received validation testing or optimization relative to performance and functionality on a Stratasys printer.

●     Deep application engineering expertise. We believe we have the most industry application engineers in the world who provide our deep quality and process certification expertise for tier-1 manufacturing OEMs. This is essential for meeting the rigorous demands of industries like aerospace, where there are over 300,000 Stratasys parts already flying around the world today, or healthcare, where we support multiple materials for biocompatible applications. We have multi-industry experience with multiple 3D printing technologies serving the aerospace, automotive, dental, consumer, education, and medical industries.

●     Unparalleled market access. We believe our network of over 200 channel partners is the strongest and most experienced in the industry, covering every region and every major market. This network of resellers worldwide is exclusive to us and our technologies, and has been built over many years, making it unable to be quickly and easily duplicated. This channel network has focused primarily on selling and servicing our FDM and PolyJet solutions since the merger of Stratasys and Objet in 2012, and starting in 2021, included the Origin P3, SAF, and Neo stereolithography technologies, which dramatically expand the total addressable market across medical, dental, consumer goods, automotive, commercial goods, and service bureaus.
●     Marquis customer base. Many of the world’s leading companies across aerospace, technology, automotive, consumer, energy, and healthcare are our strategic partners. These include: General Motors, whose new multi-million-dollar additive manufacturing facility in Michigan features Stratasys systems from low to high end; TE Connectivity, which is now using Origin One 3D printers to produce end use parts for aerospace connectivity; Airbus, which recently extended Stratasys’ contract to include several more aircraft platforms as well as spare parts production; and the U.S. Navy, which signed a $20 million contract with Stratasys in 2021 for systems, materials, support and training for multiple locations around the world.
●     Software/Digital manufacturing connectivity. Through our GrabCAD Additive Manufacturing Platform, we have created a smart and connected software ecosystem to enable additive manufacturing at scale across the digital thread, from design through production. Our SDKs integrate with many different software partner solutions, allowing customers to turn data into intelligence by collecting important information that can be used to improve productivity. This level of integration expands the capabilities of 3D printers. In addition, many of our 3D printing systems are software-upgradable.

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
For short and medium-run manufacturing, 3D printers eliminate the need for complex manufacturing set-ups and reduce the cost and lead-time associated with conventional tooling. Direct digital manufacturing, or DDM, involves the use of 3D production systems for the direct manufacture of parts that are subsequently incorporated into the user’s end product or manufacturing process. DDM is particularly attractive in applications that require shorter-run or lower-volume parts or rapid turn-around, and for which tooling would not be appropriate due to small volumes.
Increasingly, attention is being paid to the potential sustainability benefits of additive manufacturing as well. By producing parts on-site and at scale, carbon emissions associated with transportation and delivery can be reduced. Additive manufacturing also reduces waste because the right number of products are created at the right time. One study has suggested that additive manufacturing could reduce industrial energy use by 2050. Light-weighting parts through additively designed polymer components save airlines fuel. – about 14,000 gallons of fule per year per plane for every pound eliminated.
New technologies, such as our P3 and SAF technologies, which are beginning to significantly increase the volumes at which additive manufacturing is competitively advantageous – up to tens of thousands and beyond in some cases. DDM also enables the production of objects that have been topologically designed, or designed on the basis of a computerized determination of where to place the key components of the object and how to connect them, a process that is generally unavailable using conventional subtractive manufacturing methodologies.

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

Range of technologies and differentiating factors

Our solutions are driven by our proprietary technologies, which we have both developed organically and acquired over time through targeted acquisitions. We hold approximately 1,700 patents and pending patents internationally, and our 3D printing systems utilize our patented extrusion-based FDM®, inkjet-based PolyJet™, powder-bed-based SAF™, photopolymer-based P3, and stereolithography technologies to enable the production of prototypes, tools used for production, and manufactured goods directly from 3D CAD files or other 3D content. We believe that our broad range of product and service offerings is a function of our 3D printing technology leadership.
FDM. A key attribute of our FDM® 3D printing technology is its ability to use a variety of production grade thermoplastic materials featuring surface resolution, chemical and heat resistance, color, and mechanical properties necessary for production of functional prototypes and parts for a variety of industries with specific demands and requirements. Use of these materials also enables the production of highly durable end parts and objects with soluble cores for the manufacture of hollow parts, the manufacture of which were previously dependent on slower and more expensive subtractive manufacturing technologies.

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

PolyJet. We believe that our inkjet-based 3D printing technology is differentiated from other competing technologies in its ability to scale and deliver high-resolution and multi-material, full-color 3D printing, down to the voxel level, in an office environment system. Our easy-to-use, PolyJet™ 3D printers create high-resolution, smooth surface finish models with the look, feel and functionality of the final designed product. We offer a wide variety of office-friendly resin consumables, including rigid and flexible (rubber-like) materials and materials for medical applications that simulate the biomechanical properties of human tissue. Using our PolyJet digital materials technology, our solutions offer unique quality 3D printing systems depositing multiple materials simultaneously. This enables users, in a single build process, to print parts and assemblies made of multiple materials—each retaining its distinct mechanical and physical properties. For example, users can print objects with both rigid and flexible portions in a single build or mix different base colors in order to achieve desired color tone. The PolyJet technology enables on-demand mixing of a variety of resins to create a broad range of pre-defined digital materials, which are composite materials with modified physical or mechanical and color properties. In 2019, we began offering ‘Pantone® Validated’ colors, allowing us to now support more than 500,000 color and texture combinations, including the industry’s clearest material, nearly as clear as glass, with a wide range of color and texture combinations, which is a key differentiating attribute of our 3D printers.
Stereolithography. Our stereolithography technology enables the production of high-quality, durable parts that meet the requirements of a wide range of applications, as well as additive manufacturing prototypes and tools. Industrial stereolithography systems are well-established in the 3D printing industry for applications such as large prototypes, tooling, investment casting patterns, and orthodontic clear aligner molds. They provide quality surface finish, large build sizes, a fast time to print, and an affordable cost per part. We believe that the Neo line of systems we acquired via RPS is superior relative to other solutions currently available due to an open choice of resins, low service requirements, and reliable and accurate builds with simple day-to-day operation. With access to our strong global channels, we believe we can bring these benefits to many more manufacturing organizations.

P3. Our P3 resin-based 3D printing technology, which we added to our solutions portfolio through our acquisition of Origin, provides a best-in-class combination of detail, mechanical properties and throughput for mass production parts. We believe we have the strongest materials portfolio in the category – including everything from aerospace-grade flame-resistant materials to biocompatible materials from leading companies like BASF, Henkel and Covestro. The P3 platform is software-based and cloud-connected so we can easily optimize our platform for our customers, including cloud-based upgrades.
SAF. SAF Selective Absorption Fusion technology was developed via our joint venture with Xaar plc, Xaar 3D Ltd., which we acquired in 2021. SAF is an industrial-grade additive manufacturing technology designed to deliver production-level throughput for end-use parts. Representing the culmination of more than 10 years of research and development, SAF-based 3D printers can deliver a competitive cost per part with the part quality, consistency, and reliability that ensures satisfaction and high production yield. The SAF technology uses a counter-rotating roller to coat powder bed layers onto a print bed and prints absorber fluid to image the part layers. The imaged layers are fused by passing an infrared lamp over the entire span of the print bed. SAF technology executes these key process steps in the same direction across the print bed to provide a uniform thermal experience – and therefore part consistency – for all printed parts regardless of their placement in the build. H Series™ 3D printers using SAF use materials by leading third party materials providers, including PA11, which is derived from sustainable castor oil.

We believe that the range of 3D printing consumable materials that we offer, consisting of over 60 FDM spool-based filament materials, 45 PolyJet cartridge-based resin materials, 158 non-color digital materials, and over 500,000 color variations, is the widest in the industry, in addition to the broad set of materials we offer through our materials ecosystem.

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
  Our industrial stereolithography RPS’ Neo line of systems/printers feature dynamic and variable laser beam technology that enables build accuracy, feature detail, excellent side wall quality and low variability across the full extent of a large build platform. As open resin systems, the Neo products provide customers a choice of materials that deliver a wide range of properties such as chemical resistance, heat tolerance, flexibility durability and optical clarity.
  Our powder bed fusion (PBF) SAF-based systems, which launched at the end of 2021, expand our total addressable market across multiple segments, including commercial goods (frequent demand for short and medium run production), automotive (production parts at competitive speeds), consumer goods (pre-production parts, short runs, and specialty production), and service bureaus (an excellent high-utilization environment for a wide variety of components.

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

•

Integrated solutions offering/ecosystem. We believe our customers are looking for primary partner for polymer additive manufacturing, which we believe we are uniquely able to provide. We provide integrated solutions offering that include compatible products and services that are designed to meet the full gamut of our clients’ needs in an efficient manner, consisting of a broad range of systems, consumables, software and services, including:

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

•

Extensive global reach. With over 200 channel partners around the world, we are well positioned to leverage the extensive geographic reach of our marketing, sales and support organization to serve customers and grow awareness of 3D printing for prototyping, design and manufacturing. This level of service and support is becoming an especially critical differentiator as our customers adopt 3D printing for more operationally critical manufacturing applications. In addition, through our MakerBot subsidiary we deploy an online sales channel.

•

Increased accessibility and ease of use for customers. Our GrabCAD Additive Manufacturing software platform enables designers, engineers, and machine operators to easily manage our 3D printing systems at scale. GrabCAD Print provides native CAD job programming along with traditional 3D file formats (STL, VRML) reducing time and errors in job planning and resulting in high quality printed parts. Additionally, our advanced scheduling, remote monitoring and analytics provide visibility to managers and operators across our technologies. GrabCAD Shop provides work order management for organizations that have dedicated operators providing centralized, 3D Printing services to engineers and designers. GrabCAD SDK provides two-way integration for a variety of third party software applications, dramatically extending the value of our platform GrabCAD Community is the online community of over 6 million professional engineers, designers, manufacturers and students who share best practices via tutorials, discussion forums, design/print challenges and 3D content.

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

•

Possessing an unmatched Go-to-Market infrastructure. We believe our network of over 200 channel partners is the largest and most experienced in the industry. This is a competitive advantage that we believe is not easily or inexpensively replicated. Our goal is to reach new customers and increase sales to existing customers by leveraging that network and providing access to new solutions that address customers’ specific needs. These solutions include those offered by our Stratasys Direct Manufacturing service. As part of this strategy, we intend to grow awareness of 3D printing solutions for prototyping and manufacturing and to develop industry-specific sales channels as part of our effort to commercialize a broader range of new manufacturing and production applications.

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

•

Having a growing software partner ecosystem. We offer Industry 4.0-ready systems that include API integration to leading manufacturing software solutions. This network of software partners means our customers get more value from their investment in Stratasys, making it easier to add more systems and use them more intensively. It also helps us to enhance our own technological offerings while at the same time receive real-time feedback on those offerings. For example, our GrabCAD Community, which fosters collaboration among engineers and designers and helps them to communicate ideas and share designs, enhances the likelihood that we can draw from these new collaborations and enhance awareness, and, as a result, generate sales of our integrated solutions.

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

Our 3D printing systems, which are based on our proprietary FDM, PolyJet and stereolithography technologies, are described below:

PolyJet printers

Our PolyJet technology-based, high-end printing systems offer the ability to print eight multiple materials including color printing in a single part build. The Stratasys J8 Series printers break restrictive technology barriers, enabling customers to print more than 500,000 different color shades and textures, including Pantone® Validated colors, and multiple material properties— ranging from rigid to flexible, and opaque to transparent. They also 3D prints concept models twice as fast as our previous generation printers, supported by a low-cost DraftGrey material.

Our J55 3D Printer makes that same fast, full-color design realism accessible to designers and teams everywhere in an office-friendly format and smaller footprint. At about a third the price of J8 Series printers, the J55 including high fidelity and five simultaneously printer materials enabling nearly 500,000 colors or a variety of materials providing tactile, textual, and sensory capabilities. We also introduced a complementary J35™ Pro 3D printer in 2021, which is an all-in-one, multi material desktop 3D printer for designers and engineers needing up to three materials.
Both J8 Series 3D printers and the J55 printer support KeyShot 3D rendering software, enabling designers to save KeyShot designs directly in the new 3MF format and produce 3D printed models in a single day, when traditional modeling can take one-to-three weeks.
The J55 3D printer is also now available in two industry-specific versions, the J5 DentaJet™ and the J5 MediJet™. The J5 DentaJet is the industry’s 3D printer able to accommodate mixed trays of dental parts.  The J5 MediJet is designed to produce anatomic visual models and drilling and cutting guides that are sterilizable and biocompatible.
The Stratasys J850 Digital Anatomy™ printer helps medical device companies optimize design throughout the product lifecycle. It 3D prints with GelMatrix™ resin, TissueMatrix™ resin and BoneMatrix™ resin — three new materials which, when combined, form over 100 new, unique digital materials to suit anatomical applications. These materials, when used for 3D printing, produce medical models and anatomies that achieve a true-to-life feel and response. This includes both soft tissues, including organs and blood vessels as small as 1mm in diameter, as well as porous bone structures, fibrotic tissues, and ligaments.

 FDM printers

The F123 Series printers enable end-to-end rapid prototyping for every stage of the prototyping process, as well as preparation of jigs and fixtures. The prototypes that can be created include: rapid, economically effective concept verification models in PLA material and fast-draft mode and advanced design validation prototypes using a 0.005-inch slice resolution and soluble support for unmatched precision, repeatability and aesthetics. The F123 Series product line allows users to create parts in PLA, ABS plus, ASA, TPU, ABS-ESD, Diran and PC-ABS materials. These materials can produce parts with the strength required for true form, fit and functional testing. The F123 Series printers are designed to enable ease of use and maintenance while offering an easy-to-use yet rich user experience with GrabCAD Print software. In 2020 we added a large format 3D printer to the family, the F770. This 3D printer provide a meter-long build platform and 13 cubic-foot build volume for large prototypes, tools and end use parts with the same easy-to-use interface of the other members of the F123 family.

We also offer printing systems typically used for Additive Manufacturing— production tooling and end parts applications— and high-performance Prototyping applications. The Stratasys Fortus 380mc and 450mc build high-performance parts in customary materials, but with advanced complexity and other requirements needed for current-day manufacturers. These systems are run via easy-to-use interfaces and software controls, making them user-friendly in producing complex parts more efficiently. When a job demands exclusive production of high-strength parts for tough applications, the Fortus 450mc Carbon Fiber Edition may be used. It produces functional prototypes, production parts and parts used for rugged tooling, based on the strength and stiffness of carbon-filled composite material used with that printing system.
The Stratasys F900 offers a streamlined workflow and easier job-monitoring with an internal camera and GrabCAD Print software. Standard certifications are included, eliminating the effort and cost to qualify the 3D printer for the user's production floor. Additionally, we announced the Aircraft Interiors Solution in 2018, which allows a faster, simpler path for certifying additively manufactured parts for aircraft installation, and the Rail Industry Solution in 2019 to provide the same benefits for end-use parts on trains.
Our MakerBot Replicator series represents our desktop 3D printers, compact 3D printers, and connected 3D printers. Our desktop and compact 3D printers are affordable, and designed for easy, desktop use. They are typically used by educational institutions and designed for individuals operating alone or within an enterprise. Our Method™ series of performance printers is aimed at bridging the gap between industrial and desktop systems, providing industrial level of reliability and precision combined with accessibility and ease of use found in desktop systems. The Method printers are built for the professional individual user. The METHOD Carbon Fiber Edition and METHOD X Carbon Fiber Edition are manufacturing workstations with a heated chamber, capable of printing composite materials such as Nylon Carbon Fiber. MakerBot Nylon Carbon Fiber is compatible with Stratasys SR-30 soluble support material, has a heat deflection temperature of 100C greater, tensile strength 155% stronger than MakerBot real ABS. The MakerBot LABS Experimental Extruder allows customers to print third-party materials on the METHOD platform, including abrasive composite materials with carbon fiber and glass fillings. We also provide PC-ABS, PC-ABS FR, Nylon 12 Carbon fiber along with Labs materials from BASF Forward AM, Polymaker, Kimya, MCPP and Jabil Additive, bringing the total number of released materials for the METHOD platform to 24.

Stereolithography printers

Our Neo® line of industrial stereolithography 3D printers feature dynamic laser beam technology that enables build accuracy, feature detail, and low variability across the full extent of a large build platform. As an open resin system, the Neo products provide customers materials with a wide range of properties, such as chemical resistance, heat tolerance, flexibility, durability, and optical clarity, as well as low service requirements, reliability and accurate builds. All Neo systems are Industry 4.0-ready with Titanium™ control software that includes a camera, network connectivity, support remote diagnostics, and mid-build parameter customization. The printers can automatically email progress reports on the job. The Neo line of printers provides a significant build area in a small footprint, with simple day-to-day operation. The largest printer, the Neo800, features a 31.5 x 31.5 x 23.6 in. build volume. The Neo450s and 450e address customer needs for smaller printers, at 17.72 x 17.72 x 15.75 in. We initiated sales of this line of systems following our acquisition of RPS in February 2021.

Origin P3 printers
We completed the acquisition of Origin on the last day of 2020. The Origin One 3D printer, which is expected to be generally available in early 2022, uses P3™ (Programmable PhotoPolymerization) technology to precisely control light, heat, and force, among other variables, to produce parts with exceptional accuracy and consistency. Origin engages with a network of materials partners (like BASF, Henkel and DSM), who work to develop a wide range of commercial-grade materials for this P3 system, resulting in some of the toughest and most resilient materials in additive manufacturing. This addition adds Origin’s software-centric additive manufacturing solution that offers best-in-class printing technology based on digital light processing for production-oriented polymer applications and accelerates our expansion into mass production additive manufacturing. In 2021, we also announced a dental-specific version of the Origin One, the Origin One Dental, ideal for printing higher volumes of accurate, single-material dental parts.
SAF printers
At the end of 2021, we began shipping the first SAF technology-based 3D printer, the H350, in the U.S. and Europe. H Series™ Production Platform printers such as the H350 are designed to give manufacturers production consistency, a competitive and predictable cost per part, and complete production control for volumes of thousands of parts. The H350 printer itself was manufactured with a dozen different 3D printed parts made with SAF technology. The printer is designed to meet the needs of customers in industries such as commercial goods, automotive, and consumer goods and electronics that benefit from the ability to quickly produce large volumes of 3D-printed parts with compelling and predictable economics. The H350 provides several control features designed to ensure the system is production-ready. All build data is logged for process traceability and remains fully under the customer’s control. Materials can be controlled, tracked and traced, and print settings can be fine-tuned for each customer’s needs. We offer customers validated third-party materials, including PA11 and PA12. We announced GrabCAD Print software for the H350 in late 2021.

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

Consumable materials

We sell a broad range of 3D printing materials, consisting of over 60 FDM spool-based filament materials, over 45 PolyJet cartridge-based resin materials, 158 non-color digital materials, and over 500,000 color variations, for use in our 3D printers and production systems. The sale of these materials provides us with a recurring revenue stream from users of our 3D printers and production systems. In 2021, we announced a new hybrid ecosystem model for our 3D printing materials. The Stratasys Material Ecosystem is designed to enable manufacturing customers to address new applications with demanding requirements while also having dual sources for materials. The ecosystem includes:
●         Stratasys Preferred: Preferred by Stratasys for its customers for the highest-performance applications. These materials are engineered specifically for Stratasys printers to provide the best combination of material and printer performance and are developed either by Stratasys or third-party material partners. All currently available Stratasys-made materials are Stratasys Preferred.
●         Stratasys Validated: Materials validated by Stratasys with basic reliability testing to accelerate the expansion of material options available in the marketplace.
●         Open: Unvalidated materials accessible via an annual Open Material License (OML). These materials may offer unique attributes and the potential to address new applications but they have not received validation testing or optimization on Stratasys printers.

We believe this model will help accelerate the move to additive manufacturing at scale and encourage more utilization of its printers. Preferred and Validated materials are sold through Stratasys channels.

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

Stereolithography materials

Our stereolithography materials are primarily from the Covestro Additive Manufacturing SOMOS™ portfolio. The materials can offer a variety of functional prototyping solutions, by the way of delivering flexible, durable, rigid, high temperature or clear materials, to simulate production-targeted polymers.
Additionally, several materials can be utilized for manufacturing applications, such as jigs and fixtures, investment casting, injection mold or composite tooling applications.
This range of materials enables us to offer a range of solutions from concept modeling and prototyping, to manufacturing.

Software

Software is an integral part of our solutions-based, go-to-market strategy. Built on cloud, desktop and mobile technologies, the GrabCAD Additive Manufacturing Platform is an open and enterprise-ready software platform that enables manufacturers to manage production-scale additive manufacturing operations.  Stratasys’ platform is specifically designed for the unique needs of additive manufacturing across the entire digital thread – from design through production – while also integrating with Industry 4.0 infrastructure and enterprise applications. As of October 2021, the platform consisted of more than 38,000 application users, 20,000 3D printers, and 3,000 workflow users. The platform processes 35 gigabytes of data streams per day. Several components are included in the platform:
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

The GrabCAD Software Development Kit (SDK) enables companies and Independent Software Vendors (ISVs) to integrate Stratasys 3D printing at production scale with existing design and manufacturing software applications infrastructure to support enterprise goals such as system connectivity, compliance and workflow automation. The GrabCAD SDK leverages standard protocols such as MTConnect and provides Application Programming Interfaces (API’s), documentation, sample code and a professional support network
The GrabCAD Software Partner Program is available to Independent Software Vendors (ISVs) wishing to integrate into the GrabCAD AM Platform. The GrabCAD Software Partner Program makes up a robust ecosystem of software partners in Additive Manufacturing powered by Stratasys.  Stratasys provides access to GrabCAD SDK— a complete set of developer tools to support technical integration as well as world class support and joint marketing.
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

GrabCAD Community

We operate the GrabCAD Community for mechanical engineers, designers, manufacturers and students where members can share best practices via tutorials, discussion forums, and design/print challenges. They can also upload and download free CAD models and access our GrabCAD Print and Workbench software. This community had more than 8 million members and over 5.1 million CAD files available for free download as of the end of 2021.

Our services

Support services and warranty

Customer support

Our customer support department provides on-site system installation, operator training, a full range of maintenance and repair services and remote technical support to users of our products. We provide support to our customers directly and through our resellers, ensuring that support and parts may be readily obtained worldwide. We also offer advanced training to our customers and preventive maintenance, particularly on our high-performance systems. Our support network consists of the following:

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

•  free content on YouTube to help self-maintenance and trouble shooting;

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

Stratasys Direct Manufacturing paid-parts service

Stratasys Direct Manufacturing is a contract manufacturing service provider of parts on-demand via 3D printing and conventional production processes. With over 30 years of experience, Stratasys Direct Manufacturing provides rapid prototyping and production parts using the broadest set of additive and conventional technologies of any service bureau in North America and backed by experts ready for the most complex projects.  With Stratasys Direct Manufacturing, customers can quickly design, innovate and meet demands of any complexity or scale by accessing the right expertise, industrial-grade 3D printing technologies, and materials without the capital expense.   Stratasys Direct Manufacturing pioneered additive manufacturing production applications and specializes in guiding customers from concept development and prototyping through short-run production and long-term manufacturing. Stratasys and Stratasys Direct Manufacturing work together to help Stratasys customers meet their needs with overflow manufacturing capacity or access to technologies they do not have in-house. Stratasys Direct Manufacturing also operates an ecommerce service for quick-turn parts, www.stratasysdirect.com, which enables its customers to obtain quotes and order parts around the clock, seven days a week.

Customers

We have a diverse set of customers worldwide, including, among other prominent companies: General Motors; BAE Systems; Boeing; and the Mayo Clinic.  No single customer or group of affiliated customers nor any individual sales agent or group of affiliated sales agents accounted for more than 10% of our sales in 2021, 2020 or 2019. Our solutions are used across a wide array of applications in a variety of different industries.

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

We use a variety of inbound and outbound marketing methods to reach potential customers. Examples of inbound methods include digital marketing demand and lead generation programs such as blogs, social media, search marketing (Search Engine Optimization and Pay-Per-Click advertising), lead nurturing with webinars, white papers and other means. Outbound channel examples include digital and print communication programs, public relations, direct mail and e-mail campaigns, virtual and in-person tradeshows and roadshows, thought leadership events, newsletters, industry associations and referrals. In addition, we have built and maintain on-site product and technology demonstration capabilities in certain regional offices across the world.

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

The Ricoh Agreement ran for an initial term of five years (which we renewed in September 2016) and automatically renews for additional one-year periods thereafter unless either party provides the other six months’ advance written notice of termination prior to the end of the then-current term. The Ricoh Agreement may be cancelled by either party if (i) the other party substantially breaches any material provision of the agreement and has not cured such breach within 30 days of receipt of written notice thereof, or (ii) upon the occurrence of certain bankruptcy events, and may furthermore be cancelled by Ricoh if we fail to cure a breach of an undisputed payment obligation within thirty (30) days of the breach.

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

Research and development

We maintain an ongoing program of research and development, or R&D, to develop new systems and materials and to enhance our existing product lines, as well as to improve and expand the capabilities of our systems and related software and materials. This includes significant technology platform developments for our FDM,  PolyJet, P3, SAF and SL technologies, our AM systems, including our integrated software, and our family of proprietary acrylic-based photopolymer materials for PolyJet printing, and our family of proprietary thermoplastic materials for FDM printing. Our research aims to develop both incremental and disruptive improvements, as well as more affordable products. Our engineering development efforts also focus on customer requested enhancements, and development of new modeling processes, software and user applications. In particular, we have devoted significant time and resources to the development of a universally compatible and user-friendly software system.

Our R&D department is divided into groups based on scientific disciplines and product lines. We continue to standardize our product platforms, leveraging each new design so that it will result in multiple product offerings that are developed faster and at reduced expense.

We invest a significant amount of our resources in R&D, because we believe that superior technology is a key to maintaining a leading market position. Our net R&D expenses were approximately $88.3 million, $84.0 million and $94.3 million in the years ended December 31, 2021, 2020 and 2019, respectively. Our consumable materials development and production operations for our FDM and PolyJet systems are located at our facilities in Eden Prairie, MN, Rehovot, Israel, and Kiryat Gat, Israel. We regard the consumable materials formulation and manufacturing process as a trade secret and hold patent claims related to these products. We purchase and formulate raw materials for our consumables production from various polymer resin and thermoplastic materials suppliers with different levels of processing and value-add applied to the raw materials.

Intellectual property

We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trade secrets, and confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others. All patents and patent applications for additive manufacturing processes and apparatuses associated with our technology were assigned to us by those inventors. The principal granted patents relate to our FDM systems, our PolyJet technologies, our 3D printing processes and our consumables, certain of which have already expired and certain of which have expiration dates ranging from 2022 to 2039.

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

In addition, we own certain registered trademarks and make use of a number of additional registered and unregistered trademarks, including “Stratasys,” the Stratasys Signet logo, “Objet,” “PolyJet,” “Connex,” ”J8 Series,” “J850,” “J826,” “J750,” “J700,” “J5,” “J35,” “J55”, ” Vero,” “VeroFlex,” “VeroUltra,” “VeroVivid,” “Tango,” “Durus,” “Rigur,” “Elastico,”  “FDM,” “Fortus,” “F123 Series,” “F370,” “F900,” “F770,” “Insight,” “Antero,” “Diran,” “Origin,” “P3,” “Stratasys Direct Manufacturing,” “Stratasys Direct,” “GrabCAD,” “GrabCAD Print,” “GrabCAD Shop,” “GrabCAD Community,” “GrabCAD Workbench,” “MakerBot,” “Method,” “Method X,” “Sketch,” “Thingiverse,” “Replicator,” “RapidRinse,”  “Digital Anatomy,”  “TissueMatrix,” “GelMatrix,” “BoneMatrix,” “Neo,” “H350,” “SAF,”

We believe that, while our patents provide us with a competitive advantage, our success depends on our marketing, business development, applications know-how and ongoing research and development efforts, in addition to our rights under granted and pending patents. Accordingly, we believe that the expiration of any single patent, or the failure of any of single patent application to result in an issued patent, would not be material to our business or financial position. In any event, there can be no assurance that our patents or other intellectual property rights will afford us a meaningful competitive advantage. Please see the risk factor related to the expiration of our patents in “Item 3.D Risk Factors—Risks related to our intellectual property.”

Competition

Our principal competitors consist of other developers of additive manufacturing systems as well as other companies that use fused deposition modeling or inkjet-based or vat polymerization or digital light processing (DLP) or power bed fusion technologies to compete in additive manufacturing.
The companies that use these technologies to compete with us include, inter alia, 3D Systems Corporation, EOS GmbH, HP, Carbon, Inc., Markforged, Inc. and Desktop Metal (following their acquisition of EnvisionTEC).

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

Global operations

We have offices in, among other locations, Brazil, China, Germany, Hong Kong, Israel, Japan, Korea, India, Mexico, the United Kingdom and the United States, and organize our operations by geographic region, focusing upon the following key regions: the Americas; Europe and Asia Pacific. Our products are distributed in each of these regions, as well as in other parts of the world. Our customers are dispersed geographically, and we are not reliant on any single country or region for most of our product sales and services revenues, although 66% of our 2020 revenues were generated in the Americas and our SDM printed parts services are primarily based in the United States and therefore reliant on United States customers. A breakdown of our consolidated revenues by geographic markets and by categories of operations (that is, products and services) for the years ended December 31, 2021, 2020 and 2019 is provided in “Item 5.A Operating and Financial Review and Prospects—Operating Results.” In maintaining global operations, our business is exposed to risks inherent in such operations, including currency fluctuations, market conditions, and inflation in the primary locations in which our operating expenditures are incurred. Information on currency exchange risk, market risk, and inflationary risk appears elsewhere in this annual report in “Item 3.D Risk Factors” and in “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Currency Exchange Risk.”

Employees

The total number of our full-time equivalent employees, and the distribution of our employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2021, 2020 and 2019, are set forth in this annual report in “Item 6.D Directors, Senior Management and Employees—Employees”.

Government regulation

We are subject to various local, state and federal laws, regulations and agencies that affect businesses generally. These include:

•

regulations promulgated by federal and state environmental and health agencies;

•

foreign environmental regulations, as described under “Environmental, Social and Governance Matters” immediately below;

•

the federal Occupational Safety and Health Administration;

•

the U.S. Foreign Corrupt Practices Act;

•

laws pertaining to the hiring, treatment, safety and discharge of employees;

•

export control regulations for U.S. made products;

• Israeli tax regulations, as described under “Israeli Tax Considerations and Government Programs” below; and

•

CE regulations for the European market.

Environmental, Social and Governance Matters

Stratasys is Spearheading Sustainability for the Additive Manufacturing Industry

Our dedication to strategic Environmental, Social and Governance (ESG) activity is a cornerstone of our purpose: to empower people to create without limits for an economic, personalized and sustainable world.

In 2021, Stratasys, with broad input from both employees and customers and the support of our board of directors, prioritized four UN Sustainable Development Goals for the Company:
1-       Responsible consumption and production
2-       Industry infrastructure and innovation
3-       Climate action
4-       Quality education

We are advancing our efforts through the concept of what we have coined as ”Mindful Manufacturing.” This means driving global growth in manufacturing through 3D printing in a way that contributes to a positive social and environmental impact. In particular, 3D printing is uniquely positioned to address pressing climate issues - localizing supply chains to reduce the carbon footprint incurred by air and sea freight, enabling the production of strong but lighter weight parts, and reducing the energy requirements of the production process itself.  We will be launching several internal and external activities around the four UN SDGs to advance this Mindful Manufacturing mission.

Environmental

Mindful Manufacturing is a call to action. As a global leader in polymer additive manufacturing solutions, with the broadest portfolio in the industry, Stratasys is focused on making an impact, across industries. Our efforts in this arena are two-fold:

(i) We target an improved circular economy. This entails advancing the digital processes that support our additive technologies, for manufacturing. We focus on improved reliability, for less physical iterations; we support digital inventories that can be printed on-demand; our systems utilize a naturally sourced printing material (PA 11); we look to improve the way in which natural resources are employed in our printing processes – energy and water; and, we offer recycling options as well.

(ii) We aim to harness our expertise to drive innovation. This means expanding our roadmap to include products that enable the production of parts that have a reduced carbon footprint. Imagine cars running with durable 3D printed parts that weigh 30% less than before and provide the same reliability at the same level of quality.

Manufacturing is resource-intensive by nature. It is important to note, however, that  3D printing works in a manner that is far more environmentally friendly than alternative, traditional production methods. Working with industry leaders in aerospace, automotive, healthcare and consumer production companies, Stratasys has the ability to help our customers reduce carbon footprints for entire markets. We will base our work on data and research and plan on publishing ‘Life Cycle Analysis’ reports to make the scientific case for greener manufacturing. To this end, we have become a founding member of the Additive Manufacturer Green Trade Association (AMGTA), which promotes the environmental case for the entire 3D printing industry.

Right now, Stratasys has just begun its sustainability journey. We are focused on Scope 1 – collecting data on our operations and internal consumption to improve activity across our global sites. This includes installing solar panels and beginning to generate renewable energy, for example. We are setting our initial baseline, not only because regulation and compliance require, but because we believe this is a more meaningful way for our business to make an impact; it is our corporate responsibility to create a world where future generations can thrive.

Environmental Compliance
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
Under environmental laws and regulations, we are required to obtain environmental permits from governmental authorities for certain operations. In particular, in Israel, where we assemble our inkjet-based PolyJet 3D printing systems and manufacture our resin consumables, businesses storing or using certain hazardous materials, including materials necessary for our Israeli manufacturing process, are required, pursuant to the Israeli Dangerous Substances Law 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection. Our two Israeli toxin permits will remain in effect until February 2023 and June 2023, respectively, for each site.
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

Social

Per our defined SDG’s, the Stratasys Sustainability commitment extends beyond environmental sustainability. For example, we are proud of our ”People First” approach to business. We put environmental health and safety, or EHS, as a top priority, securing the health and safety of our employees, through clear policies and annual training. For years we have been active members in our local communities, with meaningful Corporate Social Responsibility (CSR) activity around the world. For example, we support food security in the US and leverage our technologies to advance next generation tech and robotics enthusiasts via our long-term partnership with FIRST Robotics. We launched our Diversity Equity and Inclusion program in 2021 and are a proud sponsor of Technology, Industry, People, Economics (TIPE) Women in 3D Printing. We continue to advance an inclusion program to address internal opportunities across all human resource touch points (hiring, learning and development) and have had substantial representation on  our board of directors for women (20%) since well before it became a requirement.

Governance

ESG, is strongly rooted in the structure of corporate management and disclosure. This is a foundation for our ethical global operations, as the 3D printing company with the largest install base among industry-leading companies. We have a long-standing Code of Ethics and have also extended our culture and values to our suppliers via a suppliers’ code of conduct. We are required to report financial data as a public company, yet we extend beyond the minimum obligation and provide more comprehensive quarterly analysis of our results for the market, allowing us to better engage with the broader investment community. We conduct quarterly internal updates for employees and team leaders at our company to share business updates openly and share ongoing developments with our global teams. We strive for clarity, engagement and care. It is our goal to deliver on our purpose, in everything we do: We live as a corporate body by our values: Innovate; Be Customer First; Aim Higher; Own It; and Make it Together.

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

We have received the requisite approval, including a final approval, for our Approved Enterprise investment programs, in accordance with the Investment Law. The above-described benefits that accompany these investment programs and our Beneficiary Enterprise investment programs (for which accompanying benefits are described below) have had the effect, both historically and in 2019, 2020 and 2021, of reducing our (and before the Stratasys, Inc.- Objet Ltd. merger, Objet’s) effective consolidated tax rates considerably lower than the statutory Israeli corporate tax rate, which for 2018 and onwards has been set at 23%.

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

Furthermore, a company qualifying for tax benefits under the 2005 Amendment, which pays a dividend out of income attributed to its Beneficiary Enterprise during the tax exemption period, will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise beeIsrael Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4n applicable.

As of December 31, 2021, we had accumulated tax-exempt income of approximately $198.7 million that is attributable to our various Approved and Beneficiary Enterprise programs. If such tax exempt income were to be distributed, it would be taxed at the reduced corporate tax rate applicable to such income, which would have amounted to approximately $19.9 million of tax liability as of December 31, 2021.

Following recent changes in the law, certain transactions  will be treated as deemed dividend distributions for the purpose of the Encouragement Law triggering corporate tax on the respective amount of the transaction. See also Tax benefits under 2021Amendments

The benefits available to a Beneficiary Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index and interest, or other monetary penalty.

In 2021, the Company noticed the Israeli tax authorities that it waived the Approved / Beneficiary Enterprise regime starting from tax year 2021

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

In 2021, the Company noticed the Israeli tax authorities that it waived the Approved / Beneficiary Enterprise regime starting from tax year 2021. The Company is currently considering its qualification for the 2017 amendment and the term and degree to which it may be qualified as a Preferred Technology Enterprise or Special Preferred Technology Enterprise.
Tax benefits under 2021 Amendments
On November 15, 2021, the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax on the distribution or release within a year from such amendment of tax-exempt profits derived by Approved and Benefited Enterprises, which we refer to as Exempt Profits. The amount of the reduced tax will be determined based on a formula. In order to qualify for the reduction, the Company must invest certain amounts in productive assets and research and development in Israel. In parallel to the temporary amendment, the law was also amended to reduce the ability of companies to retain the tax-exempt profits.  Effective August 15, 2021, dividend distributions will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits.
Following recent Israeli court ruling, certain transactions (such as acquisitions and intercompany loans) may be treated as deemed dividend distributions for the purpose of the Encouragement Law triggering corporate tax on the respective amount of the transaction.

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

D. Property, Plants and Equipment.

We have dual headquarters, in Eden Prairie, Minnesota and Rehovot, Israel.

Our Eden Prairie, Minnesota headquarters (near Minneapolis) is comprised of executive offices and production facilities that encompassed, as of December 31, 2021, approximately 308,646 square feet, of which we owned 227,100 square feet, in three buildings. Those buildings served the following purposes: system assembly, inventory storage, operations and sales support; manufacturing for one of our Stratasys Direct Manufacturing paid parts service locations; research and development, filament manufacturing, administrative, marketing and sales activities; and expansion of our production capacity for systems and consumables.

Our new building complex in Rehovot, Israel, which contains two buildings, is situated on a property that we purchased in 2015 and encompasses approximately 284,713 square feet. It houses our Israeli headquarters, research and development facilities and certain marketing activities. We entered the first building in January 2017 and the second building in May 2021.

As of December 31, 2021, we lease office space (except with respect to our Eden Prairie headquarters facilities and our Rehovot, Israel and Kiryat Gat, Israel facilities, where we own the property) for various purposes, as set forth in the table below. Unless otherwise stated, all of our facilities are fully utilized. Our material tangible fixed assets include, among other things, the properties listed below.

Location:	Primary Usage:	Area (Sq. Feet)
Americas:
Eden Prairie, Minnesota	U.S. headquarters	308,646
Valencia, California	Offices and warehouses	55,035
San Diego, California	Facilities	56,383
River Falls, Wisconsin	Offices; R&D of filaments	40,998	(1)
Belton, Texas	Offices and warehouses	39,680
Brooklyn, New York	Offices and warehouses	36,950
Austin, Texas	Facilities	33,178
Other facilities in Americas	Office space and warehouses	72,263

Europe and the Middle East:
Rehovot, Israel	Israeli headquarters	284,713	(2)
Kiryat Gat, Israel	Factories and warehouses	126,617
Rheinmünster, Germany	Europe main office	55,027
Switzerland	Office space	183
United Kingdom	Office and lab space	5,995
United Kingdom	Office space	7,617
Other facilities in EMEA	Sales offices	5,933

Asia Pacific:
Hong Kong	Asia Pacific main office	16,844
Japan	Sales office	13,109
China	Sales office	15,018
Other facilities in Asia Pacific	Office space	16,412

(1)	We vacated the River Falls, Wisconsin property on January 15, 2022 as part of our Eden Prairie “one roof” initiative.
(2)	This square footage includes the area of the two buildings of our new Israel headquarters in Rehovot, Israel. The second of those buildings was inhabited by us in May 2021, of which 92,400 square feet was leased by us to a third party under a long-term lease.

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
Our approximately 1,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, and education. Our products and comprehensive solutions improve product quality, development time, cost, and time-to-market. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.
A series of recent acquisitions has strengthened our leadership in various facets of our business. Our acquisition, in December 2020, of Origin significantly strengthened our leadership in mass production for polymer 3D printing. Origin’s pioneering approach to additive manufacturing of end-use parts will enable us to serve a large market with manufacturing-grade 3D printers, utilizing P3 Programmable PhotoPolymerization. Our acquisition, in the first quarter of 2021, of UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions, provides us with a complementary technology that further expands our polymer suite of solutions across the product life cycle. Similarly, our acquisition, in November 2021, of all remaining shares of Xaar 3D Ltd. (XAAR), is expected to accelerate our growth in production-scale 3D printing.

COVID-19 Impact and Business Strategy

     Our current outlook, as well as our results of operations for the year ended December 31, 2021, should be evaluated  together with the ongoing global COVID-19 pandemic and the complexities that it has presented and continues to present. Our revenues for all of 2021 furthered a positive trend that began in the first quarter of the year, reflecting growth both on a year-over-year basis  and on a sequential quarterly basis. The annual results evidence these improvements on an aggregate basis, with an increase in revenues by 16.6% compared to 2020, when the COVID-19 pandemic adversely impacted our revenues significantly. Our improved performance in 2021 was primarily driven by a 15.3% increase in consumables revenues and by a 32.3% increase in system revenues. Our revenues in 2021 have begun to approach pre-COVID-19 levels ($607.2 million in 2021 compared to $636.1 million in 2019), signaling a full recovery for our top-line results.
In 2021, we worked at full-capacity on a global basis, with a high percentage of our employees throughout the world having received vaccines against COVID-19 over the course of the year.
We continue to monitor the impact of COVID-19, assessing implications for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences as needed. We ended 2021 with $502.2 million in cash, cash equivalents and short-term deposits, which is significantly greater than  our liquid assets level as of the end of 2020. We believe that we are well suited to continue to manage the COVID-19 pandemic (to the extent that it continues to remain a significant factor) with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We selectively applied certain R&D cost controls to ensure that our NPI programs were not affected, and we plan to continue investing as needed in order to support our new product development programs.

Key measures of our performance

Revenues

Our revenues results primarily from sales of (i) our products, which include both our AM systems and related consumable materials, (ii) provision of related services and (iii) our direct manufacturing service. We generate revenues and deliver services principally through the following channels:

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

Product revenues

Product revenues are influenced by a number of factors, including, among other things, (i) the adoption rate for our products, (ii) end-user product design application and manufacturing activity, and (iii) the capital expenditure budgets of end-users and potential end-users, all of which may be significantly influenced by macroeconomic factors. Product revenues are also impacted by the mix of 3D printers that we sell. Purchases of our 3D printing and production systems, especially our higher-end, higher-priced systems, typically involve longer sales cycles.

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

Costs of revenues

Our costs of revenues consist of costs of products and costs of services. Costs of products consist primarily of components and subassemblies purchased for the manufacture of our AM systems and raw materials, such as thermoplastic and photopolymer materials, for the manufacture of our consumables, as well as any royalties paid with respect to sales of certain of those consumables. Costs of products also include manufacturing and manufacturing-related labor costs, indirect production costs and depreciation, as well as amortization expense which is mainly related to developed technology assets acquired as part of our business combinations.
Our costs of services revenues consist primarily of costs of our service personnel, material and other production costs of our direct manufacturing service business, and installation costs, which include engineers dedicated to on-site training and support, and travel costs of these engineers. Both costs of products and costs of services include related facilities costs.

Our most significant components of costs of revenues are costs of materials used for our products, wages and related benefits costs, which together accounted for approximately 61% of our total direct cost of revenues for the year ended December 31, 2021. An additional significant component of our costs of revenues is the amortization expense that we primarily incur in connection with developed technology assets acquired as part of our business combinations. These amortization expenses vary based on the timing and type of acquisitions and estimated useful lives of the respective intangible assets. These amortization expenses were $22.4 million, $15.6 million and $16.5 million for the years ended December 31, 2021, 2020 and 2019, respectively. During the year ended December 31, 2020 , we recorded under cost of revenues impairment charges $5.3 million, related to our definite life intangible assets. No impairment charges were recorded during 2021 and 2019. Refer to Note 8 of our consolidated financial statements included in Item 18 of this annual report.

For the year ended December 31, 2021, a hypothetical 10% rise in commodity prices for raw materials would have caused an approximate $14.3 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive loss. As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $7 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive loss. During 2021, we did not notice particular trends that changed, or were expected to change in the near future, the absolute or relative significance of the components of our costs of revenues in a material manner. We also believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years.

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

Operating expenses

Our operating expenses for 2021 consisted of (i) research and development expenses, and (ii) selling, general and administrative expenses.

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

2021 Financial Highlights

Significant highlights of our financial performance in 2021 included:

•

    Revenues increased by $86.4 million, or 16.6%, compared to 2020.  The increase reflects a recovery from COVID-19 as well as revenue from RPS, which we acquired in early 2021.

•     Operating expenses decreased by $336.2 million, or 49.8% compared to 2020. The decrease reflects not recording a goodwill impairment charge in 2021 as compared to recognize a goodwill impairment charge of $386.2 million in 2020. Excluding the change in the goodwill charge, the operating expenses increased by $50 million, or 17.3% compared to 2020, mainly driven by our return to a five-day workweek, post-COVID expenses as the market started opening up, and cost related to our acquisitions (Origin, RPS and Xaar).

•

   Net loss attributable to Stratasys amounted to $62 million or basic and diluted net loss per share of $0.98 in 2021, compared to net loss attributable to Stratasys of $443.7 million, or basic and diluted net loss per share of $8.08, in 2020, which was mainly due to the non-cash goodwill impairment charge of $386.2 million.

  Total cash and cash equivalents and restricted cash amounted to $243.3 million as of December 31, 2021, a decrease of $28.9 million compared to December 31,2020. The decrease in cash, cash equivalents and restricted cash in 2021 was due to cash used in investing activities of $291.2 million, offset by cash provided by operating and financing activities of $35.8 million and $227.3 million, respectively. In our investment activities for 2021 we used $25.0 million mainly to purchase property and equipment, an additional $232.0 million as investments in short-term bank deposits and $20.6 million of net cash for recent acquisitions.

Results of Operations

We are providing within this section a discussion and analysis of our historical statement of operations data in accordance with accounting principles generally accepted in the United State of America, or GAAP. While our financial statements included in Item 18 of this annual report include data for each of the three years ended December 31, 2021, 2020 and 2019, the discussion and analysis contained in this Item 5.A is limited to a comparison of our results of operations for the years ended December 31, 2021 and 2020. For a discussion and analysis of our results for the year ended December 31, 2019, and a comparison of those results with those of the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the SEC on March 1, 2021.

The following table sets forth certain financial data derived from our consolidated statements of operations and comprehensive loss, presented as percentages of our revenues for the years indicated:

	Year ended December 31,
	2021	2020
Revenues	100.0%	100.0%
Cost of revenues	57.2%	57.9%
Gross profit	42.8%	42.1%
Research and development, net	14.5%	16.1%
Selling, general and administrative	41.3%	113.5%
Operating loss	(13.0)%	(87.6)%
Gain from step acquisition	2.4%	0.0%
Financial income (expenses), net	(0.3)%	(0.1)%
Loss before income taxes	(11.0)%	(87.7)%
Taxes on income (tax benefit)	(0.6)%	(3.1)%
Share in profits (losses) of associated companies	0.2%	(0.8)%
Net loss	(10.2)%	(85.3)%
Net loss attributable to non-controlling interests	0.0%	(0.1)%
Net loss attributable to Stratasys Ltd.	(10.2)%	(85.2)%

Discussion of Results of Operations

        The below tables and related discussion present an item by item comparison of our results of operations for each of the two years ended December 31, 2021 and 2020.

Revenues

Our products and services revenues for the last two years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
			% Change
	2021	2020	2021-2020
	U.S. $ in thousands
Products	$417,557	$339,782	22.9%
Services	189,662	181,035	4.8%
	$607,219	$520,817	16.6%

Our total consolidated revenues in 2021 were $607.2 million, an increase of $86.4 million, or 16.6%, compared to 2020.

Products Revenues

Revenues derived from products (including systems and consumable materials) increased by $77.8 million , or 22.9%, in 2021 as compared to 2020.

System revenues increased by 32.3% in 2021 as compared to 2020. Consumables revenues increased by 15.3% in 2021 as compared to 2020.

Our 2021 revenue results demonstrates an end-market recovery compared to 2020, which had been fully impacted by the pandemic.

Services Revenues

Services revenues (including SDM, service type warranty and maintenance contracts, spare parts and other services) increased by $8.6 million in 2021, or 4.8%, as compared to 2020. Within services revenues, customer support revenues, which includes revenues generated mainly by service type warranty and maintenance contracts on our systems, increased by 5.3%. The results demonstrates than an end-market recovery is well underway compared to 2020 as our customers are increasing their utilization of our systems.

Revenues by Region

Revenue amounts and the percentage of our overall revenues by region for the last two years, as well as the percentage change in revenue amounts for each such region from year to year, were as follows:

	Year Ended December 31,

	2021		2020
	Revenue amount (U.S. $ in thousands)	% of overall revenues	Revenue amount (U.S. $ in thousands)	% of overall revenues
Americas*	$388,323	63.9%	$343,477	65.9%
EMEA	130,296	21.5%	101,584	19.6%
Asia Pacific	88,600	14.6%	75,756	14.5%
	$607,219	100.0%	$520,817	100.0%

*Represent the United States, Canada and Latin America

Revenues in the Americas region increased by $44.8 million, or 13.1%, to $388.3 million in 2021 compared to $343.5 million in 2020. The increase reflected recovery from COVID-19 for both product revenue and service revenue.

Revenues in the EMEA region increased by $28.7 million, or 28.3%, to $130.3 million in 2021 compared to $101.6 million in 2020. The increase reflected recovery from COVID-19 for both product and service revenue as well as revenues from RPS which we acquired in early 2021.

Revenues in the Asia Pacific region increased by $12.8 million, or 17.0%, to $88.6 million in 2021 compared to $75.8 million in 2020. The increase was primarily driven by higher products revenues and reflected recovery from COVID-19.

Gross Profit

Gross profit from our products and services for the last two years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,		Percentage Change (later year compared to earlier)
	2021	2020	2021-2020
	U.S. $ in thousands
Gross profit attributable to:
Products	$206,616	$168,547	22.6%
Services	53,462	50,847	5.1%
	$260,078	$219,394	18.5%

Gross profit as a percentage of revenues for our products and services for the last two years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
	2021	2020	2021-2020
			Change in % (relative to earlier year %)
Gross profit as a percentage of revenues from:
Products	49.5%	49.6%	(0.2)%
Services	28.2%	28.1%	0.4%
Total gross profit	42.8%	42.1%	1.7%

Gross profit attributable to products revenues increased by $38.1 million, or 22.6%, to $206.6 million in 2021, as compared to $168.5 million in 2020. Gross profit attributable to products revenues as a percentage of revenues decreased to 49.5% in 2021, as compared to 49.6% in 2020. Our gross profit from products revenues was favorably impacted by the mix of revenue sources driven by an increase in sales of hardware and consumables, partially offset by increased global cost pressures that included both logistics and raw materials and ramp-up production costs for new product introductions, which adversely impacted our profitability.

Gross profit attributable to services revenues increased by $2.6 million, or 5.1%, to $53.5 million in 2021 as compared to $50.8 million in 2020. Gross profit from services as a percentage of services revenues in 2021 increased to 28.2% as compared to 28.1% in 2020, constituting an insignificant change.

Operating Expenses

The amount of each type of operating expense for the last two years, as well as the percentage change between such annual periods, and total operating expenses as a percentage of our total revenues in each such year, were as follows:

	Year Ended December 31,		Change from earlier to later year, as a % of amount in earlier year
	2021	2020	2020-2021
	U.S. $ in thousands
Research and development, net	$88,303	$84,012	5.1%
Selling, general and administrative	250,937	205,224	22.3%
Goodwill impairment	-	386,154	(100)%
	$339,240	$675,390	(49.8)%
Percentage of revenues	55.9%	129.7%

Research and development expenses, net, increased by $4.3 million, or 5.1%, in 2021 compared to 2020. Research and development expenses, net, as a percentage of revenues decreased to 14.5% in 2021 compared to 16.1% in 2020, which was primarily attributable to the growth in revenues in 2021.

Our research and development expenses were impacted by the timing of project spending and product launches based on our portfolio management. We continue to invest in strategic long-term initiatives that include advancements in our core FDM and Polyjet Technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications that will enhance our current solutions offerings.

Selling, general and administrative expenses in 2021 increased by $45.7 million, or 22.3%, to $250.9 million, compared to $205.2 million in 2020. The amount of selling, general and administrative expenses constituted 41.3% of our revenues in 2021, as compared to 39.4% in 2020.  The increase in these expenses was driven by the increase in our operating activities in 2021, our return to a five-day work week, commissions, and travel expenses.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues for the last two years, as well as the percentage change in operating loss between those years, were as follows:

	Year Ended December 31,		Change from earlier to later year, as a % of amount in earlier year

	2021	2020	2021-2020
	U.S. $ in thousands
Operating loss	$(79,162)	$(455,996)	(82.6)%
Percentage of revenues	(13.0)%	(87.6)%

Operating loss for the year ended December 31, 2021 was $79.2 million as compared to an operating loss of $456.0 million for the year ended December 31, 2020. The decrease in operating loss was primarily attributable to the increase in our gross profit and the absence in 2021 of the large goodwill impairment that we recorded in 2020, offset, in part, by higher operating expenses in 2021, as discussed above.

Gain from Step Acquisition

On November 1, 2021 we acquired the remaining 55% share of XAAR, for an aggregate consideration of $29.3 million (we previously owned a 45% share in Xaar). The transaction was accounted for as step acquisition and accordingly, we increased the value of our previously held equity investment to its fair value of $23.8 million, which resulted in a total purchase price of $53.1 million and a gain of approximately $14.4 million.

Financial Income (Expenses), net

Financial expenses, net, which were primarily comprised of foreign currencies effects, interest income and interest expense, amounted to $2.1 million for the year ended December 31, 2021, compared to financial expenses, net, of $0.6 million for the year ended December 31, 2020.

Income Taxes

Income tax expense and income tax expense as a percentage of net loss before income taxes for the last two years, as well as the percentage change in income taxes between those years, were as follows:

	Year Ended December 31,

	2021	2020	2021-2020
	U.S. $ in thousands		Change as a % of amount in 2020
Loss before income taxes	$(66,837)	$(456,571)	(85.4)%
Income tax expense (benefit)	$(3,906)	$(16,394)	(76.2)%
As a percent of loss before income taxes	(5.8)%	(3.6)%

We had an effective tax rate of 5.8% for the year ended December 31, 2021 as compared to an effective tax rate of 3.6% for the year ended December 31, 2020. Our effective tax rate in 2021 was primarily impacted by: (i) changes in the geographic mix of foreign taxable income and loss; (ii) a significant movement in valuation allowance; and  (iii) release of uncertain tax position due to settlement of tax audits.  Our effective tax rate in 2020 was primarily impacted by: (i) the goodwill impairment charge, which is not deductible for tax purpose; (ii) a partial release of valuation allowance on our U.S tax losses; and (iii) changes in the geographic mix of foreign taxable income and loss.

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

Share in Profit (Losses) of Associated Companies

Share in profit (losses) of associated companies reflects our proportionate share of the profits of unconsolidated entities accounted for by using the equity method of accounting. During 2021, we had net profit of our equity method investments in a total amount of $0.9 million, compared to a loss of $3.9 million in 2020.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss, net loss as a percentage of our total revenues, and diluted net loss per share, for the last two years, as well as the percentage change in net loss between those years, were as follows:

	Year Ended December 31,
	2021	2020	2021-2020 Change (as a % of amount in 2020)
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(61,982)	$(443,721)	(86.03)%
Percentage of revenues	(10.21)%	(85.20)%
Basic and diluted net loss per share	$(0.98)	$(8.08)	(87.87)%

Net loss attributable to Stratasys Ltd. for the year ended December 31, 2021 was $62 million, as compared to $443.7 million for the year ended December 31, 2020. The decrease in net loss attributable to Stratasys Ltd. was primarily attributable to the absence in 2021 of the large goodwill impairment that we recorded in 2020, and increased gross profit in 2021, mainly due to the improved conditions surrounding COVID-19 in 2021 relative to 2020, as described above.

Diluted net loss per share for the years ended December 31, 2021 and 2020 was $0.98 and $8.08, respectively. The weighted average, basic and diluted number of shares outstanding for the year ended December 31, 2021 was 63.5 million, compared to 54.9 million for the year ended December 31, 2020, which increase reflected the issuance of shares in our follow-on offering that was consummated in March 2021.

Non-GAAP Financial Measures

The following non-GAAP data for the fiscal years ended December 31, 2021 and 2020, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and restructuring-related charges or gains, legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of investments and the corresponding tax effect of those items. The items eliminated in our non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the table below.

Reconciliation of GAAP and Non-GAAP Results of Operations

		Twelve Months Ended December 31,
		2021	Non-GAAP	2021
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$260,078	$30,447	$290,525
	Operating loss (1,2)	(79,162)	77,479	(1,683)
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(61,982)	57,639	(4,343)
	Net loss per diluted share attributable to Stratasys Ltd. (4)	$(0.98)	$0.91	$(0.07)

(1)	Acquired intangible assets amortization expense		22,392
	Non-cash stock-based compensation expense		3,093
	Restructuring and other related costs		1,642
	Impairment charges		3,320
			30,447

(2)	Acquired intangible assets amortization expense		8,878
	Non-cash stock-based compensation expense		27,884
	Impairment of long-lived assets		1,447
	Restructuring and other related costs		2,743
	Revaluation of investments		(1,303)
	Contingent consideration		570
	Legal and other expenses		6,813
			47,032
			77,479

(3)	Corresponding tax effect		(864)
	Equity method related amortization, divestments and impairments		(4,576)
	Gain from obtaining control		$(14,400)
			$57,639

(4)	Weighted average number of ordinary shares outstanding- Basic and diluted	63,471		63,471

		Twelve Months Ended December 31,
		2020	Non-GAAP	2020
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$219,394	$28,582	$247,976
	Operating loss (1,2)	(455,996)	446,848	(9,148)
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(443,721)	429,820	(13,901)
	Net loss per diluted share attributable to Stratasys Ltd. (4)	$(8.08)	$7.83	$(0.25)

(1)	Acquired intangible assets amortization expense		15,607
	Non-cash stock-based compensation expense		1,771
	Restructuring and other related costs		5,948
	Impairment charges		5,256
			28,582

(2)	Acquired intangible assets amortization expense		8,720
	Non-cash stock-based compensation expense		18,433
	Goodwill impairment		386,154
	Restructuring and other related costs		4,312
	Other expenses		647
			418,266
			446,848

(3)	Corresponding tax effect		(3,398)
	Release of valuation allowance		(14,007)
	Equity method related amortization, divestments and impairments		713
	Adjustments attributable to non-controlling interest		$(336)
			$429,820

(4)	Weighted average number if ordinary shares outstanding- Basic and diluted	54,918		54,918

Forward-looking Statements and Factors That May Affect Future Results of Operations

See “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report (following the table of contents).

Variability of Operating Results

Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the timing, number and mix of products sold and the average selling price of the products, and are also affected by the seasonality of our business. In addition, due to competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future. In the wake of the COVID-19 pandemic, it is also useful to gauge the variability of our operating results on a linear basis, for each quarter compared to the previous one, in addition to on a year-over-year basis, compared to the corresponding period of the prior year.  In 2021, the second, third and fourth quarters reflected similar levels of increase in demand for our products relative to the previous quarter. This basis for quarterly comparisons, in the wake of COVID-19, thereby supplements our traditional expectations for our results based on specific quarters and seasons within each calendar year.

Our future results will be affected by a number of factors, including our ability to: increase the number of products sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost controls plan succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations, commodity prices and economic conditions in the geographic areas in which we operate. Macro factors, including global economic conditions, as impacted by developments such as the rate of infection for the coronavirus in particular regions and on a worldwide basis, and macro factors particular to our industry, such as the extent of growth of the 3D printing market generally, may also impact our operating results. There can be no assurance that our historical performance in revenues, gross profit and net income (loss) will improve, or that revenues, gross profit and net income (loss) in any particular quarter will improve, over the results reflected in preceding quarters, including comparable quarters of previous years. See Item 3.D - “Risk Factors” above.

Effective Corporate Tax Rate

See “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

In 2021, we generated losses mainly from our Israeli parent company and its US subsidiaries, with no tax benefit being recorded for those losses, as the near-term realization of these assets is uncertain.
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

B. Liquidity and Capital Resources

A summary of our consolidated statement of cash flows for the last two years is set forth in the below table. While our financial statements included in Item 18 of this annual report include cash flow data for each of the three years ended December 31, 2021, 2020 and 2019, the discussion contained in this Item 5.B is limited to a comparison of our liquidity and capital resources— including cash flows— for the years ended December 31, 2021 and 2020. For a discussion of our cash flows for the year ended December 31, 2019, and a comparison of those cash flows with those for the year ended December 31, 2020, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the SEC on March 1, 2021.

	Year Ended December 31,
	2021	2020
	U.S $ in thousands
Net loss	$(61,982)	$(444,116)
Goodwill impairment	-	386,154
Impairment of other long-lived assets	1,447	6,985
Depreciation and amortization	56,096	49,560
Stock-based compensation	30,977	20,204
Foreign currency transactions gain (loss)	3,446	(8,718)
Other non-cash items, net	(13,736)	1,387
Change in working capital and other items	19,576	16,346
Net cash provided by operating activities	35,824	27,802
Net cash used in investing activities	(291,165)	(52,625)
Net cash provided by financing activities	227,311	228
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(893)	3,214
Net change in cash, cash equivalents and restricted cash	(28,923)	(21,381)
Cash, cash equivalents and restricted cash, beginning of year	272,216	293,597
Cash, cash equivalents and restricted cash, end of year	$243,293	$272,216

Our cash, cash equivalents and restricted cash balances decreased to $243.3 million as of December 31, 2021 as compared to $272.2 million as of December 31, 2020. The decrease in cash, cash equivalents and restricted cash in 2021 was mainly due to cash flows used in investing activities, mainly for recent acquisitions and long term investments.

Cash flows from operating activities

Year ended December 31, 2021

We generated $35.8 of cash from our operating activities during 2021. Cash generated in operations derived from our net loss of $62 million, as adjusted primarily due to non-cash items including depreciation, amortization and impairment charges of long-lived assets in an aggregate amount of $57.5 million, stock-based compensation of $31 million and foreign currency transactions gains of $3.4 million, which were partially offset by $13.7 million movement in other non-cash items, net. Favorable changes in our working capital balances were mainly driven by an increase in our accounts payable balance.

Year ended December 31, 2020

We generated $27.8 million of cash from our operating activities during 2020. Cash generated in operations derived from our net loss of $444.1 million, as adjusted primarily due to non-cash items including depreciation, amortization and impairment charges of goodwill and long-lived assets in an aggregate amount of $442.7 million, and stock-based compensation of $20.2 million, which were partially offset by foreign currency transactions gains and a movement in deferred income taxes. Changes in working capital and related items reduced our cash flow from operating activities by $31.8 million; primarily due to proactive steps that we took to increase inventory levels and accounts receivable.

Cash flows from investing activities

Year ended December 31, 2021

We used $291.2 million of cash for our investing activities during 2021. We used $32.3 million of cash for recent acquisitions and investment in unconsolidated entities. An additional $25 million of cash was used to purchase property, equipment and intangibles and $232 million net was invested in short-term bank deposits. Our principal property and equipment purchases were for our new buildings complex under construction in Rehovot, Israel. The new facility in Rehovot, Israel, contains two buildings, housing our Israeli headquarters, research and development facilities and certain marketing activities.

Year ended December 31, 2020

We used $52.6 million of cash for our investing activities during 2020. We used $26.9 million to purchase property and equipment. Our principal property and equipment investments were for our new building complex under construction in Rehovot, Israel. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain marketing activities. We entered the first building in January 2017. Other equipment purchases were primarily targeted at enhancing our manufacturing capabilities to support new solutions offerings. In addition, in 2020, we used $29.1 million of cash for the acquisition of Origin, a consolidated entity.

Cash flows from financing activities

Year ended December 31, 2021

We generated $227.3 million of cash from financing activities during 2021. The increase from financing activities was primarily due to the follow-on public offering of shares in a net amount of $218.9 million that we completed in March 2021.

Year ended December 31, 2020

We generated $0.2 million of cash from financing activities during 2020. Cash generated from financing activities was mainly attributable to cash proceeds from the exercises of stock options.

Capital resources and capital expenditures

Our total current assets amounted to $800.7 million as of December 31, 2021, of which $502.3 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $210.5 million as of December 31, 2021.

Most of our cash and cash equivalents are held in banks in Israel and the U.S.

The credit risk related to our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposures of our accounts receivable by imposing credit limits, conducting ongoing credit evaluation, and by implementing account monitoring procedures, as well as by carrying credit insurance for many of our customers.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our working capital and capital expenditures needs, as well as our debt requirements, for the next twelve months.

 Additional factors potentially impacting capital resources

We are obligated to our suppliers under ordinary course purchase orders in an aggregate amount of approximately $150 million as of December 31, 2021. All of those obligations will become due over the course of the 2022 year.

We have also committed to make potential future payments to third parties as part of our acquisitions of Origin, RPS and XAAR. These payments are contingent upon the occurrence of certain future events and, given the nature of these events, it is unclear when, if ever, we may be required to pay such amounts. The total contingent payments could reach an aggregate amount of up to $63.7 million.

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

E. Critical Accounting Estimates

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

The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical towards fully understanding and evaluating our reported financial results include:

  Revenue Recognition
  Income taxes
  Inventories
  Intangibles
  Goodwill
  Business combination

We base our estimates on historical experience and on various other assumptions which we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results could differ materially from the estimates we use in applying these policies.

Revenue Recognition

Our contracts with our customers for products sales (AM systems and consumables) are under standard contracts and ship and bill arrangements. The transaction price is agreed upon in the contract and is primarily fixed in nature with insignificant amounts recognized for rebates programs. We estimate for rebates based on each specific program and our historical experience and reduce revenue when the sales occur. Revenue from products is recognized upon satisfaction of the performance obligation which is typically at a point in time when control is transferred to the customer. Usually, control is transferred upon shipment or once delivery and risk of loss has transferred to the customer depending on the contract terms. generates revenue from various services provided to customers, mainly from service type warranty, time and material services and direct manufacturing of parts. The transaction price is agreed upon in the contract and can be based on a fixed amount or on a time and material arrangement. Revenue from service is recognized ratably on a straight-line basis over the time of the service, as control is transferred over time or as services are performed if not under contract.

We generates revenue from various services provided to customers, mainly from service type warranty, time and material services and direct manufacturing of parts. The transaction price is agreed upon in the contract and can be based on a fixed amount or on a time and material arrangement. Revenue from service is recognized ratably on a straight-line basis over the time of the service, as control is transferred over time or as services are performed if not under contract.

We enter into contracts with customers that may include multiple performance obligations with various combinations of products and services which are distinct and accounted for as separate performance obligations. The transaction price is allocated to each performance obligations on a relative standalone selling price ( "SSP" ) basis. In most cases, we are able to establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on our best estimates of the price at which we would have sold the product regularly on a stand-alone basis.

We assess collectability as part of the revenue recognition process. This assessment includes a number of factors such as an evaluation of the creditworthiness of the customer, past due amounts, past payment history, and current economic conditions. If it is determined that collectability cannot be reasonably assured, we will defer recognition of revenue until collectability is assured.

Refer to Note 3 - Revenues, as well as Note 1 - Nature of Operations and Summary of Significant Accounting Policies - Revenue Recognition in our consolidated financial statements included in Item 18 of this annual report - for additional information regarding our revenue recognition policies.

Income Taxes

Our effective tax rate is primarily impacted by the geographical mix of taxable income and loss. We record a tax provision for the anticipated tax consequences of our reported operating results. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws and tax rates in the jurisdictions in which we operate. We are subject to income taxes in Israel, the U.S. and other foreign jurisdictions. A significant portion of our income is taxed in Israel. We have realized significant tax savings based on the determination that some of our industrial projects have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provides certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rates, which were 23% in 2018 and thereafter. We are also a Foreign Investors Company, or FIC, as defined by the Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Beneficiary Enterprises, depending on the level of foreign ownership. In addition, we are an “Industrial Company” as defined by the Israeli Law for the Encouragement of Industry (Taxation), 1969, and, as such, are entitled to certain tax benefits.

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

In 2021, We have noticed the Israeli tax authorities that we waived the Approved / Beneficiary Enterprise regime starting from tax year 2021. We are currently considering our qualification for the 2017 amendment and the term and degree to which we may be qualified as a Preferred Technology Enterprise or Special Preferred Technology Enterprise which provides for reduced tax rate, as further discussed under Item 4 - Israeli Tax Considerations and Government Programs - New Tax benefits under the 2017 Amendment that became effective on January 1, 2017.

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

During the year ended December 31, 2021, we did not record any impairment charges related to our definite life intangible assets, compared to $5.3 million recorded during the year ended December 31, 2020.

In 2021, additional intangible assets of $52.4 million were recognized by us as part of our acquisitions of  XAAR and RPS.

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. In the third quarter of 2020, we recorded a goodwill impairment charge of $386.2 million. No goodwill impairment was recorded during the years ended December 31, 2021 and 2019.

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

In 2021, additional goodwill of $27.1 million was recognized as part of the XAAR and RPS acquisitions. Refer to Note 7 to our audited financial statements included in Item 18 of this annual report for further information.

Business combination

In accordance with ASC Topic 805, “Business Combination", we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Assessing fair values of intangible assets acquired involves significant judgment about future events and uncertainties and is deeply reliant on estimates and assumptions. Significant estimates in valuing intangible assets include, but are not limited to, future expected cash flows and discount rate. Contingent consideration incurred in a business combination is included as part of the consideration transferred and recorded at a probability weighted assessment of their fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in the statement of operations. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date. The cumulative impact of revisions during the measurement period is recognized in the reporting period in which the revisions are identified. We include the results of operations of the businesses that it has acquired in our consolidated results prospectively from the respective dates of acquisition.

On February 16, 2021 we acquired RP Support Limited (“RPS”), a provider of industrial stereolithography 3D printers and solutions. In exchange for 100% of the outstanding shares of RPS, we paid cash upon closing and we are obligated to make additional payments (in cash), subject to performance-based criteria, via earnout payments over two years.
On November 1, 2021 we acquired the remaining 55% equity interest of XAAR 3D, for an aggregate consideration of $29.3 million. We paid cash upon closing and we are obligated to make additional earn-out payments and royalties on products and services sales for up to 15 years. We accounted for the transaction as step acquisition and accordingly we increased the value of our previously held equity investment to its fair value of $23.8 million, which resulted in total purchase price of $53.1 million and a gain of approximately $14.4 million.

.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

The following table lists the names and ages of our current directors, as well as the names, ages and positions of the current members of our senior management, as of the filing date of this annual report:

Name	Age	Position
Dov Ofer	67	Chairman of the Board of Directors
S. Scott Crump	68	Director
John J. McEleney	59	Director
Ziva Patir	71	Director
David Reis	61	Director
Michael Schoellhorn	56	Director
Yair Seroussi	66	Director
Adina Shorr	61	Director
Yoav Zeif	55	Chief Executive Officer
Lilach Payorski *	48	Chief Financial Officer
*     As previously reported by us, following the filing of this annual report, Ms. Payorski will step down as our Chief Financial Officer and will be succeeded in that role by Eitan Zamir, currently our Vice President of Finance.
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
S. Scott Crump has served as our director since November 2021. Mr. Crump previously served as our Chairman of the Executive Committee of the Board and our Chief Innovation Officer from February 2015 and February 2013, respectively, in each case until May 2020, at which time he was appointed our Chief External Affairs and Innovation Officer, which he served as through August 2020. Mr. Crump also served from June 2018 through March 2020 on the oversight committee of our Board that helped to support our interim chief executive officer in the management of our company during an interim period, and our current CEO, Mr. Yoav Zeif, during Mr. Zeif’s initial period at our company. Since leaving his position as a director on the Board, has served as the technology consultant to the Board. Mr. Crump previously served as Chairman of the Board of our company from the Stratasys, Inc.- Objet Ltd. merger until February 2015, as Chairman, Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys, Inc.- Objet Ltd. merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.

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

Ziva Patir has served as our director since June 2013. Ms. Patir serves on the board of directors of ABRA, a public company providing IT services and IT consulting. She also serves on the board of directors of A. Luzon Real Estate & Finance, an investing and financing real-estate company. Ms. Patir serves as a consultant to governments on issues of strategy and compliance, risk-based regulatory enforcement activities, standardization and policy. Since 2022, she serves as the Chair of the Board of the HaBima National Theatre of Israel in Tel Aviv, Israel. Ms. Patir also serves as a member of the board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel. Ms. Patir served as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, a position that she held from 2008 until May 2013. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), the world’s largest developer and publisher of international standards, as well as chair of the Technical Management Board, leading overall management of ISO technical work.  From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

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

B. Compensation.

The following table presents all compensation that we paid, or accrued, during the year ended December 31, 2021 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table includes amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during that period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid or Accrued (1)	Pension, Retirement and Other Similar Benefits Accrued
All directors and members of senior management as a group (2)	$2,923,460(3)	$158,824

(1)

Does not include the value attributable to stock option or restricted stock unit (RSU) grants. For a discussion of stock option and RSU grants to our directors and members of senior management, see below.

(2)

Comprised of the current directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above, except that the total amount of compensation reflected in this table for the year ended December 31,2021 only includes compensation for Mr. S. Scott Crump, since his appointment as a director in November 2021. In addition, this table includes compensation for Mr. Zeev Holtzman, a former director, for the period for which he served on the board of directors during 2021 (from the start of 2021 until November 2021).

(3)

This compensation amount for the year ended December 31, 2021 excludes an aggregate of $0.5 million of bonuses that were paid in 2021 in respect of services that had been performed during the previous year.

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

Director Compensation

The following table sets forth the directors’ fees, salary or other compensation (excluding value attributable to RSU grants and stock option grants, and excluding reimbursement for reasonable expenses incurred in connection with services) that are payable to each of our current directors, as most recently approved by our shareholders at our November 2021 annual general meeting of shareholders:

Name of Director	Annual Fee/Salary (1)	Annual Board Committee Retainer (Chairman Retainer)
Dov Ofer	$200,000(2)	-
S. Scott Crump	$60,000	-
John J. McEleney	$60,000	$30,000(3)
Ziva Patir	$60,000	$10,000(4)
David Reis	$60,000	-
Michael Schoellhorn	$60,000	-
Yair Seroussi	$60,000	$20,000(5)
Adina Shorr	$60,000	$10,000(6)

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

(2)	Mr. Ofer’s compensation as our Chairman of the Board was approved by our shareholders at our 2020 annual general meeting of shareholders in November 2020.

(3)	Consists of $20,000 for serving as chairman of the compensation committee plus $10,000 for serving on the audit committee.

(4)	Constitutes the annual retainer for serving on the compensation committee.
(5)	Constitutes the annual retainer for serving as chairman of the audit committee.
(6)	Constitutes the annual retainer for serving on the audit committee.

Director/Officer Equity Compensation

Grants to independent/non-employee directors

At our 2021 annual general meeting of shareholders, our shareholders approved the following annual equity package for each of our independent and/or non-executive directors, which,  as of the present time, includes all current members of the board:
Value of Grants: Annual grants of $140,000 value, consisting of 50% RSUs (with $70,000 value) and 50% options to purchase ordinary shares (with $70,000 value).
Deemed Value of RSUs/options: The number of RSUs to be granted will be determined by dividing $70,000 by the fair market value of a single ordinary share, determined based on the average of the closing prices of an ordinary share on the trading days during the 30-day period following the annual general meeting at which the director is elected or re-elected. The number of options to be granted will be determined by dividing $70,000 by the Black-Scholes value of an option to purchase one ordinary share, as of the date of the annual general meeting of shareholders at which the director is elected or re-elected.

Exercise Price (for options): Equal to the fair market value of our ordinary shares, determined based on the average of the closing prices of an ordinary share on the trading days during the 30-day period following the election or re-election of the director by our shareholders.

Vesting Schedule: Each of the RSUs and options vest equally on a monthly basis until the earlier of (i) the first anniversary of the grant date, or (ii) the end of the term of the applicable director at the next annual general meeting of shareholders after the grant date, at which such director’s directorship may be extended or terminated (which we refer to as the Full Vesting Date), provided that all such RSUs and options shall be fully vested at the Full Vesting Date.
Other Terms: The other terms of the RSUs/ options to purchase ordinary shares granted annually to our non-employee directors shall be in accordance with our then-effective equity incentive plan (currently, our 2012 Omnibus Equity Incentive Plan). For a description of the terms of our stock option and share incentive plans, see “Share Ownership - Stock Option and Share Incentive Plans” in Item 6.E below.

Office Holder Compensation

The table below outlines the compensation granted to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2021, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)

Name and Principal Position (2)	Base Salary	Variable Compensation (3)	Benefit and Perquisites (4)	Total Compensation, Excluding Equity-Based Compensation	Equity-Based Compensation (5)	Total
Yoav Zeif, CEO	$688,299	$812,644	$91,835	$1,592,777	$1,641,363	$3,234,140

Richard Garrity, Americas President	$310,846	$244,998	$43,825	$599,670	$610,202	$1,209,872

Guy Yair, ROW President	$319,012	$222,313	$86,760	$628,085	$577,382	$1,205,467

Omer Kreiger, EVP Products	$354,287	$222,497	$67,775	$644,559	$522,840	$1,167,398

Nadav Goshen, CEO of MakerBot	$319,505	$192,244	$313,654	$825,403	$316,198	$1,141,602

(1)	All amounts reported in the table are in terms of cost to the Company in U.S. dollars, as recorded in our financial statements.

(2)

All current executive officers listed in the table are full-time employees or consultants of our company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2021.

(3)	Amounts reported in this column refer to commission, incentive and the maximum contractual bonus payments potentially payable for 2021.

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

(5)

Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2021 with respect to equity-based compensation. Equity-based compensation is determined based on the awards’ fair value on their grant date. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements, which are included in Item 18 of this annual report.

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

As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors is elected annually, at our annual general meeting of shareholders. The vote required for the election of each director is a majority of the voting power represented at the meeting and voting on the election proposal. Following our 2021 annual general meeting of shareholders that took place in November 2021, the current members of our board consist of the Chairman — Dov Ofer, S.Scott Crump, John J. McEleney (Chairman of the Compensation Committee), Ziva Patir, David Reis, Michael Schoellhorn, Yair Seroussi (Chairman of the Audit Committee) and Adina Shorr. For more information, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below.

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

We initially appointed our compensation committee in mid-2013. The committee currently consists of Ziva Patir and John McEleney. John McEleney serves as chairman of the committee. Our board of directors has determined that each of Mr. McEleney and Ms. Patir, meets the independence requirements set forth in the Listing Rules of the Nasdaq Stock Market and in Rule 10C-1 under the Exchange Act.

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

D. Employees

The number of our full-time equivalent employees, and the distribution of employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2021, 2020 and 2019 are set forth in the two tables below.

	Number of full-time equivalent employees
	by region as of December 31,
Region	2021	2020	2019
Americas*	1,148	1,182	1,355
Israel	477	458	538
Europe	269	192	203
Asia Pacific	145	149	172
Total	2,039	1,981	2,268

	Number of full-time equivalent employees
	by function as of December 31,
Division	2021	2020	2019
Operations and support	689	696	809
Research and development	358	358	392
Customer service	264	260	259
Sales and marketing	353	295	408
General and administrative	375	372	400
Total	2,039	1,981	2,268

* Includes employees in Latin America.

During the years covered by the above tables, we did not employ a significant number of temporary employees.

The increase in the size of our workforce in 2021 was due to our acquisition of new companies as part of our implementation of our growth strategy. The growth was mainly in Europe, the location of our RPS-RP Support and Stratasys Powder Production teams. The increase in our sales and marketing employees was mainly due to the revised categorization of some of our positions (mainly application engineers) as within the sales and marketing group.
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

E. Share Ownership.

The following table lists, as of February 14, 2022, the number of our ordinary shares owned, and stock options held, by each of the directors and members of our senior management who served as such during the year (including for part of the year) ended December 31, 2021:

	Shares of Stratasys(1)		Stratasys stock options and RSUs(2)
			Number held(4)
Name	Number of shares beneficially owned(3)	Percent of outstanding shares beneficially owned (3)	Already vested or vesting within 60 days	Not vesting within 60 days	Exercise price per Share (for options)	Expiration Date (for options)
Dov Ofer	101,027(5)	*	10,000	—	$23.41	July 18, 2027
Chairman of the Board			10,000	—	$21.82	September 13,2028
			37,500	—	$22.28	October 4, 2028
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			3,163	1,582	$—	November 23, 2031
			1,864	932	$—	November 23, 2031

S. Scott Crump	579,487(6)	*	100,000	—	$82.15	June 21, 2023
Director			100,000	—	$19.96	April 6, 2027
			1,582	3,163	$25.03	November 23, 2031
			932	1,864	$—	November 23, 2031

John J. McEleney	69,014	*	16,500	—	$82.15	June 21, 2023
Director			10,000	—	$21.44	June 4, 2026
			10,000	—	$23.41	July 18, 2027
			10,000	—	$19.59	September 13, 2028
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			1,582	3,163	$25.03	November 23, 2031
			932	1,864	$—	November 23, 2031

Ziva Patir	75,238	*	29,582	—	$82.15	June 21, 2023
Director			10,000	—	$21.44	June 4, 2026
			10,000	—	$23.41	July 18, 2027
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			3,559	1,186	$25.03	November 23, 2031
			2,097	699	$—	November 23, 2031

David Reis	71,656(7)	*	37,500	—	$22.28	October 4, 2028
Director			10,000	—	$19.61	November 30, 2030
			3,559	1,186	$25.03	November 23, 2031
			2,097	699	$—	November 23, 2031

Michael Schoellhorn	12,514	*	10,000	—	$19.61	November 30, 2030
Director			1,582	3,163	$25.03	November 23, 2031
			932	1,864	$—	November 23, 2031

Yair Seroussi	45,027	*	10,000	—	$23.41	July 18, 2027
Director			10,000	—	$21.82	September 13, 2028
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			3,163	1,582	$25.03	November 23, 2031
			1,864	932	$—	November 23, 2031

Adina Shorr	67,869(8)	*	10,000	—	$22.47	October 13, 2028
Director			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			2,768	1,977	$25.03	November 23, 2031
			1,631	1,165	$—	November 23, 2031

Yoav Zeif	12,249	*	26,770	45,599	$—	—
Chief Executive Officer			—	150,000	$16.41	February 18, 2030
			—	150,000	$16.41	February 18, 2030
			—	36,185	$—	—

Lilach Payorski	*(9)	*
Chief Financial Officer

*	Constitutes less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.
(2)

For a description of our equity incentive plans, please see “Stock Option and Share Incentive Plans” in this Item below. All options and RSUs granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.

(3)

In accordance with Rule 13d-3 under the Exchange Act, the number of shares and the percentages shown for individual directors and officers include any ordinary shares underlying stock options and RSUs held by any such person that vest within 60 days of February 14, 2022 and that are also reflected in the column titled “Stratasys stock options and RSUs—Number held — Already vested or vesting within 60 days.” Further in keeping with such Rule 13d-3, the computation of percentage ownership is based upon 65,735,372 ordinary shares outstanding at February 14, 2022, plus such number of ordinary shares as such person (but not any other person) had the right to receive upon the exercise or settlement of vested stock options or RSUs (as applicable) within 60 days thereof.

(4)	Each stock option is exercisable for one ordinary share, and each RSU represents the right to receive one ordinary share.

(5)	Consists of (i) 18,500 ordinary shares that have been issued to Mr. Ofer following the vesting and settlement of RSUs, (ii) 5,027 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2022, as well as (iii) an additional 77,500 ordinary shares issuable to Mr. Ofer upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2022

(6)	Consists of (i) 200,679 ordinary shares held by Mr. Crump, (ii) 176,294 ordinary shares owned of record by Mr. Crump’s wife, (iii) 201,582 ordinary shares issuable to Mr. Crump upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2022, and (iv) 932 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2022.

(7)	Consists of (i) 18,500 ordinary shares that have been issued to Mr. Reis following the vesting and settlement of RSUs, (ii) 2,097 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2022, as well as (iii) an additional 51,059 ordinary shares issuable to Mr. Reis upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2022.

(8)
Consists of (i) 33,470 ordinary shares held by Ms. Shorr, (ii) 32,768 ordinary shares issuable to Ms. Shorr upon the exercise of options granted to her that have vested or will vest within 60 days of February 14, 2022, and (iii) 1,631 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2022.

(9)

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

2012 Omnibus Equity Incentive Plan

Our 2012 Omnibus Equity Incentive Plan, which became effective at the effective time of the Stratasys, Inc.- Objet Ltd. merger, provides for the grant of options, restricted shares, restricted share units and other share-based awards to our and our subsidiaries’ respective directors, employees, officers, consultants, and advisors and to any other person whose services are considered valuable to our company or any of our affiliates. Following the approval of the 2012 Plan by the Israeli tax authorities, we have only granted options or other equity incentive awards under the 2012 Plan. All previously-granted options and awards under our Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan have expired. Under the 2012 Plan, there were 2,500,000 ordinary shares originally reserved for issuance, none of which was granted prior to the effectiveness of the Stratasys, Inc.-Objet Ltd. merger. Upon the adoption of an amendment to the 2012 Plan at our extraordinary general meeting of shareholders in February 2013, the reserved pool under the plan consisted of 4,000,000 shares, which was to be automatically increased annually on January 1 (beginning on January 1, 2014) by a number of ordinary shares equal to the lower of (i) 500,000 shares, subject to adjustment due to certain changes as provided under the 2012 Plan, and (ii) a number of shares determined by our board of directors, if so determined prior to the January 1 on which the increase will occur. Pursuant to that provision, on each of January 1, 2015, 2016, 2017 and 2018, the pool of shares under the 2012 Plan was automatically increased by 500,000 shares, to 5,000,000 shares, 5,500,000, 6,000,000 and 6,500,000 shares total, respectively. On January 1, 2019, the pool of shares was further increased by an additional 200,000 shares, to 6,700,000, and on January 1, 2020, the pool of shares was further increased by an additional 500,000 shares to 7,200,000. At our 2020 annual general meetings of shareholders, held in November 2020, our shareholders approved an increase in the pool by an additional 500,000 shares, to 7,700,000 shares. On January 1, 2021, the pool of shares was further automatically increased by an additional 500,000 shares, to 8,200,000. At our 2021 annual general meetings of shareholders, held in November 2021, our shareholders approved an increase in the pool by an additional 1,300,000 shares, to 9,500,000 shares. On January 1, 2022, the pool of shares was further automatically increased by an additional 500,000 shares, to 10,000,000 shares.

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

Awards under the 2012 Plan may be granted until September 16, 2022, ten years from the date on which the 2012 Plan was approved by our shareholders. After that time, no additional grants may be made under the 2012 Plan, but outstanding grants will continue to be governed by the terms of the plan.

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

The following table presents certain option data information for the above-described stock option and share incentive plans as at February 14, 2022:

Plan	Total Ordinary Shares Reserved for Grants	Aggregate Number of Awards Granted out of Reserve, Net of Cancellations	Shares Available for Future Grants	Aggregate Number of Awards Outstanding	Weighted Average Exercise Price of Outstanding Options
2012 Plan	10,000,000	9,385,458	614,542	6,110,893	$28.86
On September 3, 2013, March 4, 2020 and March 1, 2021, we filed registration statements on Form S-8 to register the issuance of ordinary shares underlying options and RSUs granted or to be granted under the 2012 Plan.

Employee Share Purchase Plan
Our Employee Share Purchase Plan, or ESPP, was approved by our shareholders at our 2021 annual general meeting of shareholders. The purpose of the ESPP is to enable eligible employees of the Company and its subsidiaries to use payroll deductions to purchase our ordinary shares and thereby acquire an ownership interest in the Company. The ESPP will be comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the “Section 423 Component”), and (2) the component not intended to be tax qualified under Section 423 of the Internal Revenue Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non-U.S. law and other considerations (the “Non Section 423 Component”).

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP will be 5,200,000 shares (the “ESPP Share Pool”), subject to adjustment as provided for in the ESPP.

The ESPP Share Pool represents 7.4% of our fully diluted share capital as of September 30, 2021 (i.e., out of 70,666,722 ordinary shares, which constitutes the total of: (i) our outstanding number of ordinary shares (65,466,722, as of September 30, 2021) (which excludes the separate pool of 6,480,037 additional shares that may become issuable under outstanding awards or future awards under our 2012 Plan, assuming the approval of the increase to that plan described in Proposal 2 above) plus (ii) those 5,200,000 additional shares that will be issuable under the ESPP Share Pool). There is furthermore no “evergreen” provision in our ESPP.

Administration. Unless otherwise determined by the Board, the ESPP will be administered by the compensation committee, which will have the authority to interpret and determine eligibility under the plan, prescribe forms, rules and procedures relating to the plan, and otherwise do all things necessary or appropriate to carry out the purposes of the plan.

Shares Subject to the ESPP. As noted above, the ESPP Share Pool will initially consist of 5,200,000 ordinary shares, subject to adjustment, as described below. Shares delivered upon exercise of purchase rights under the ESPP may be either shares of authorized but unissued share capital, treasury shares, or ordinary shares acquired in an open-market transaction. In the event of certain changes in our outstanding ordinary shares, including changes by reason of a share dividend, share split, reverse share split, split-up, recapitalization, merger, consolidation, reorganization, or other capital change, the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares granted or purchasable during an offering period, and the purchase price per share under an outstanding purchase right shall be equitably adjusted as determined appropriate by the compensation committee.

If any purchase right granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased ordinary shares will again be available for purchase pursuant to offerings under the ESPP.

Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to employees of the Company and any of its designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year, and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Internal Revenue Code (sometimes referred to as the “Code”) of the Company that has been designated by our Board or the compensation committee as eligible to participate in the plan (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the United States, as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Further to that allowance, we intend to file an application with the Israeli Tax Authority for favorable treatment under Section 102 of the Israeli Tax Ordinance for shares purchased under the ESPP by employees who are Israeli residents. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

General Terms of Participation.
  Offering Periods. The ESPP allows eligible employees to purchase ordinary shares during certain offering periods, which may extend to up to 27 months. Our Board has approved an initial offering period of six months. Each offering period may be comprised of multiple purchaזse periods, all as may be determined by the compensation committee. The terms and conditions applicable to each offering period shall be set forth in an “Offering Document” adopted by the compensation committee, containing such terms and conditions as the compensation committee deems appropriate. The provisions of separate offerings or offering periods under the ESPP need not be identical.
  Method of Participation. Shares will be purchased under the ESPP on the last day of each purchase period, each a purchase date, using accumulated payroll deductions, unless the compensation committee provides otherwise with respect to the employees of a designated subsidiary in a manner consistent with Section 423 of the Code. In order to participate in the ESPP, an eligible employee must complete and submit to the administrator of the ESPP a payroll deduction and participant authorization form in accordance with procedures and prior to the deadlines prescribed by the administrator of the ESPP. Participation will be effective as of the first day of an offering period.
Participants may elect payroll deductions of up to 15% of the participant’s total eligible earnings per payroll period within an offering period. A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period. However, the compensation committee may limit the number of changes a participant may make to his or her payroll deduction elections during each offering period (and in the absence of any specific designation by the compensation committee, a participant shall be allowed to decrease (but not increase) his or her payroll deduction elections one time during each offering period). A participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the ESPP at any time by giving written notice to the Company in such form and timing acceptable to the Company. Upon withdrawal, any amount withheld from a participant’s compensation will be returned to the participant, without interest, as soon as administratively practicable.

  Grant and Exercise of Purchase Rights. On the first day of each offering period, each participant automatically will be granted a right to purchase ordinary shares on the last day of each purchase period, subject to the limitations set forth in the ESPP. On the last day of each purchase period, the payroll deductions accumulated by each participant during such purchase period will be applied automatically to the purchase of ordinary shares at the purchase price in effect for that purchase period. However, no participant may, on any purchase date, purchase more than such number of ordinary shares as the compensation committee may prescribe. In addition, no participant will be granted a purchase right under the Section 423 Component that would permit the participant’s right to purchase ordinary shares to accrue at a rate that exceeds $25,000 in fair market value for each calendar year, determined in accordance with Section 423 of the Internal Revenue Code.
  Purchase Price. The purchase price per share of our ordinary shares applicable to purchases during each purchase period under the ESPP will be eighty-five percent (85%) (or such greater percentage as the compensation committee may designate) of the lower of (i) the fair market value per share of our ordinary shares on the first day of the offering period or (ii) the fair market value per share of our ordinary shares on the last date of the purchase period.
  Termination of Purchase Rights. Upon the termination of a participant’s employment with the Company or a designated subsidiary, or in the event the participant otherwise ceases to qualify as an eligible employee, any purchase right then held by the participant will be canceled. Payroll deductions accumulated by the participant during the offering period in which such purchase right terminates will be returned to the participant (or his or her designated beneficiary or legal representative), without interest, as soon as practicable thereafter, and the participant will have no further rights under the ESPP.
  Shareholder Rights. No participant will have any shareholder rights with respect to the ordinary shares covered by his or her purchase right until the shares are actually purchased on the participant’s behalf. No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.
  Transferability. Purchase rights granted to participants under the ESPP are not assignable or transferable, other than by will, or the applicable laws of descent and distribution, and may be exercised only by the participant during his or her lifetime.
  Amendment and Termination of the ESPP. Our Board has the right to amend the ESPP to any extent and in any manner it may deem advisable, provided approval of the Company’s shareholders shall be required to amend the ESPP to increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the ESPP (other than a permitted adjustments with respect to changes in the Company’s capitalization) or to change the corporations or classes of corporations whose employees may be granted rights under the ESPP.
        Our Board also has the right at any time to terminate the ESPP. In connection with such a termination or suspension, each participant’s accumulated payroll deductions will be returned to the participant without interest, or the offering period may be shortened so that the purchase of shares occurs prior to the termination of the ESPP.

  Sub-Plans. The compensation committee may adopt sub-plans applicable to particular designated subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of the ESPP, other than with respect to the number of shares available for issuance under the ESPP, but unless otherwise superseded by the terms of such sub-plan, the provisions of the ESPP shall govern the operation of such sub-plan.
  Effective Date and Term. The ESPP became effective in November 2021, upon approval by our 2021 annual general meeting of shareholders. No purchase rights will be granted under the ESPP after the earliest to occur of the date on which all shares available for issuance under the ESPP have been issued or the termination of the ESPP by our company.
  Corporate Transactions. In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets, or a dissolution or liquidation of the Company, the compensation committee may, in its discretion, provide that each outstanding purchase right will be assumed or substituted for a right granted by the acquiror or successor corporation or by a parent or subsidiary of such entity, will be cashed out, will be cancelled with accumulated payroll deductions returned to each participant, or that the offering period will end before the date of the proposed sale, merger or similar transaction.
  New Plan Benefits. Benefits and purchases of ordinary shares under the ESPP depend on elections made by employees and the fair market value of our ordinary shares on dates in the future. As a result, it is not possible to determine the benefits that will be received by executive officers and other employees in the future under the ESPP. As described above, no employee may purchase shares under the Section 423 Component at a rate that exceeds $25,000 in fair market value in any calendar year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

Ownership by Major Shareholders

The following table presents the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our major shareholders), based on the most recent beneficial ownership reports filed with the SEC by such persons on or before February 14, 2022. The data presented is based on information provided to us, or disclosed in public filings with the SEC, by the major shareholders.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. To the extent applicable ,the table below also includes as beneficially owned by any major shareholder shares underlying options, warrants or other convertible securities that are exercisable or convertible within 60 days after February 14, 2022. Shares issuable upon the exercise or conversion of such convertible securities are deemed to be outstanding for the purpose of computing the ownership percentage of the person, entity or group holding such securities, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person, entity or group. The ownership percentages reflected below are based on 65,676,945 ordinary shares outstanding as of February 14, 2022.

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

Beneficial Owner	Ordinary Shares Beneficially Owned	Percentage Ownership
ARK Investment Management LLC	7,654,932 (1)	11.7%
PRIMECAP Management Company	3,825,199 (2)	5.8%
Sumitomo Mitsui Trust Holdings, Inc.	4,501,549 (3)	6.9%

(1)

Represents shares beneficially owned as of December 31, 2021, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by ARK Investment Management LLC on February 9, 2022. As indicated in that amended statement, ARK Investment Management LLC possesses sole voting power with respect to 6,250,970 of those ordinary shares, shared voting power with respect to 807,802 of those ordinary shares, and sole dispositive power with respect to all 7,654,932 ordinary shares beneficially owned by it.

(2)

Represents shares beneficially owned as of December 31, 2021, as indicated in the amended statement of beneficial ownership on Schedule 13G/A filed by PRIMECAP Management Company on February 10, 2022. As indicated in that amended statement, PRIMECAP Management Company possesses sole voting and dispositive power with respect to all such 3,825,199 ordinary shares.

(3)

Represents shares beneficially owned as of December 31, 2021, as indicated in amended statements of beneficial ownership on Schedule 13G/A filed by this shareholder and by Nikko Asset Management Americas, Inc. on February 4, 2022 and February 14, 2022, respectively. The shares held by Sumitomo Mitsui Trust Holdings Inc. may be deemed to be beneficially owned by its subsidiaries (i) Nikko Asset Management Co., Ltd. and (ii) Nikko Asset Management Americas, Inc.

Changes in Percentage Ownership by Major Shareholders

During 2019, the ownership of our ordinary shares by our current largest shareholder, ARK Investment Management LLC, increased from 12.6% to 15.6%. In 2020, that ownership percentage further increased to 21.9%. In 2021, that ownership percentage decreased, to 11.7%.
During 2019, PRIMECAP Management Company, one of our major shareholders, decreased its percentage ownership of our ordinary shares from 14.2% to 13.7%. In 2020 and 2021, it further declined, to 8.6% and 5.8%, respectively.
Sumitomo Mitsui Trust Holdings, Inc. and its affiliates first acquired greater than 5% of our outstanding ordinary shares during 2019, having reported holding 10.1% as of the end of August 2019. As of the end of 2019, their percentage ownership increased to 10.7%. In 2020, their percentage ownership decreased to 7.3%, and in 2021 it further decreased to 6.9%.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 14, 2022, there were  83 holders of record of our shares, of which 58 record holders holding approximately 99.99% of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record approximately 92.51% of our outstanding ordinary shares on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions.

Except as described below or elsewhere in this annual report, since January 1, 2021, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

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

Export Sales

The following table presents total export sales by Stratasys, Ltd for each of the fiscal years indicated (in thousands):

	2021	2020	2019
Total Export Sales*	$211,899	$170,944	$216,384
as a percentage of Total Sales	34.9%	32.8%	37.9%

*	Export sales, as presented, are defined as sales to customers located outside of North America and Israel (where our dual headquarters are located).

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

ITEM 10. ADDITIONAL INFORMATION.

A. Share Capital.

Not applicable

B. Articles of Association.

    The information called for by this Item 10.B of Form 20-F has been provided in Exhibit 2.2 to this annual report. The content of Exhibit 2.2 is incorporated by reference herein.

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

Israeli resident individuals

Capital Gain

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2021, including excess tax, if any, as described below) unless the benefiting provisions of an applicable treaty applies.

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

Dividend Income

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Significant Shareholder, at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income allocated and accrued during the benefits period of an Approved Enterprise or Beneficiary Enterprise are subject to withholding tax at the rate of 15% (and 20% with respect to Preferred Enterprise, Special Preferred Enterprise, Preferred Technology Enterprise and Special Preferred Technology Enterprise), if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period except with respect to an FIC, in which case the 12-year limit does not apply. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Beneficiary/ Preferred income).

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

Non-Israeli Residents

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2017 and 23% since 2018), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is Significant Shareholder at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2021) unless contrary provisions in a relevant tax treaty applies.

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

Dividend Income

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares at the rate of 25% or 30% (if the dividend recipient is a Significant Shareholder at the time of distribution or at any time during the preceding 12-month period), 15% if the dividend is distributed from income attributed to our Approved Enterprise or Beneficiary Enterprise (and 20% with respect to Preferred Enterprise or 4% with respect to Preferred Technology Enterprise and Special Preferred Technology Enterprise if certain conditions are met). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Significant Shareholder or not) and 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Beneficiary Enterprise (and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or 4% with respect to Preferred Technology Enterprise and Special Preferred Technology Enterprise if certain conditions are met), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the U.S.-Israel Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise or Beneficiary Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise or Beneficiary Enterprise are subject to a withholding tax rate of 15% for such U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident that is maintained in Israel. If the dividend is attributable partly to income derived from an Approved Enterprise, a Beneficiary Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the Code.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we are required to file reports and other information with the SEC. The SEC maintains a website that contains reports and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is www.sec.gov. The reports and other information filed by us with the SEC are also available at our website, at investors.stratasys.com. The web addresses of the SEC and our company have been included as inactive textual references only. Information on those websites is not part of this annual report.

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

The majority of our balance sheet exposure relates to foreign currency assets and liabilities in entities which their functional currency is Euro. Our net Euro balance sheet exposure as of December 31, 2021 was approximately $27.6 million.

Our total revenues amounted to $607.2 million in 2021, of which approximately 8.3% were denominated in Euros. During 2021, our Euro-denominated revenues exceeded our Euro-denominated expenses. Conversely, our expenses denominated in shekels are higher than our expected shekel-denominated revenues. For those currencies which do not have a sufficient natural hedge within our operations (such as offsetting revenues and expenses recorded in a given currency, or some other hedge), we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results. In 2021, we entered into hedging transactions to reduce our potential currency exposure related to the U.S. dollar against each of the Euro and the New Israeli Shekel. Our foreign exchange forward contracts in effect as of December 31, 2021 were for the conversion of Euro 54.7 million into USD and $32.1 million into NIS and other currencies of $32.1 million into USD.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

(i) A change of 10% in the value of the Euro relative to the U.S. dollar in the year ended December 31, 2021 would have resulted in a change in the U.S. dollar reporting value of our consolidated operating income of $1.3 million for that year, mainly due to revenues earned in Euros.

(ii) A change of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2021 would have resulted in a change in the dollar-reported value of our consolidated operating income of $10.5 million, mainly due to shekel-recorded expenses.

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

Interest Rate Risk

Our cash and cash equivalents are held primarily in bank deposits with maturities of less than 180 days, and our short-term bank deposits have maturities of more than 180 days. Both are subject to limited interest rate risk, with an average interest rate of 0.58%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2021, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2021.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2021, our internal control over financial reporting is effective based on those criteria.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth, for the years ended December 31, 2021 and 2020, the fees billed to us and our subsidiaries by our principal accountant. (1)

	Year ended
	December 31,
	2021	2020
Audit fees (2)	$793,200	$862,700
Audit-related (3)	18,750	35,000
Tax fees (4)	123,500	55,000
All other fees (5)	18,300	1,800
Total	$953,750	$954,500

(1)

Comprised by fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, or Kesselman & Kesselman (which served as our principal accountant with respect to the years ended December 31, 2021 and 2020).

(2)

Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(3)	The audit-related fees for the year ended December 31, 2021 and 2020 were for due diligence related to acquisitions.

(4)	Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

(5)	All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

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

•

Compensation Committee Charter: Under Israeli law, we are not required to adopt, and our company has not adopted, a formal written compensation committee charter for the compensation committee of our board of directors, as is generally require Nasdaq Listing Rules related to the composition, responsibilities and authority of the compensation committee.

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

DECEMBER 31, 2021

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Stratasys Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Stratasys Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matter

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

Purchase Price Allocation – Xaar Acquisition

As described in Note 2 to the consolidated financial statements, the Company completed the acquisition of the remaining 55% stake of Xaar 3D Limited ("Xaar") on November 1, 2021 for a total consideration of $29.3 million paid in cash, including the fair value of additional contingent payments estimated at $15.3 million payable in cash upon the achievement of certain financial targets. This resulted in $45 million of intangible assets being recorded and $14.4 million gain from step acquisition. Management applied significant judgment in estimating the fair value of intangible assets acquired and contingent consideration recorded, which also impacted the amount of gain from the step acquisition of Xaar and involved the use of significant estimates and assumptions with respect to the achievement of the financial metrics and the related timing and amounts of the contingent payments, as well as the net cash flow projections and the discount rate used in respect of the intangible assets recorded.
The principal considerations for our determination that performing procedures relating to the step acquisition of Xaar is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value measurement of intangible assets acquired,  the contingent consideration recorded and the resulting gain from step acquisition, due to the significant judgment by management when developing the estimate; (ii) significant audit effort in evaluating the significant assumptions relating to the estimate, such as the achievement of the financial metrics and the related timing and amounts of the contingent payments, as well as the net cash flow projections and the discount rate used in respect of the intangible assets recorded; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the intangible assets, the contingent consideration and the amount of gain from step acquisition and controls over development of the cash flow projections and the discount rate assumptions utilized in the valuation of the intangible assets and the contingent consideration. These procedures also included, among others (i) reading the purchase agreement and (ii) testing management’s process for estimating the fair value of intangible assets and contingent consideration. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of significant assumptions related to the cash flow projections and the discount rate for the intangible assets and contingent consideration. Evaluating the reasonableness of the cash flow projections involved considering the past performance of the acquired businesses, as well as economic and industry forecasts. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s cash flow projections.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

February 24, 2022

We have served as the Company’s auditor since 2012.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in thousands, except share data)

December 31,	2021	2020

ASSETS

Current assets
Cash and cash equivalents	$243,179	$272,092
Short-term bank deposits	259,000	27,000
Accounts receivable, net of allowance for credit losses of $0.5 million and $0.9 million as of December 31, 2021 and December 31, 2020, respectively	129,382	106,068
Inventories	129,147	131,672
Prepaid expenses	6,871	6,717
Other current assets	33,123	16,943

Total current assets	800,702	560,492
Non-current assets
Property, plant and equipment, net	203,295	201,232
Goodwill	65,144	35,694
Other intangible assets, net	152,244	131,569
Operating lease right-of-use assets	14,651	21,298
Long-term investments	28,667	24,268
Other non-current assets	12,519	15,449

Total non-current assets	476,520	429,510

Total assets	$1,277,222	$990,002

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$51,976	$16,987
Accrued expenses and other current liabilities	55,358	31,061
Accrued compensation and related benefits	44,684	25,659
Deferred revenues - short-term	51,174	49,165
Operating lease liabilities - short term	7,276	9,282

Total current liabilities	210,468	132,154

Non-current liabilities
Deferred revenues - long-term	21,133	14,227
Deferred income taxes	7,341	42
Operating lease liabilities - long term	7,693	12,567
Contingent consideration	53,478	37,400
Other non-current liabilities	21,095	34,017

Total non-current liabilities	110,740	98,253

Total liabilities	$321,208	$230,407

Commitments and contingencies (see note 10)

Redeemable non-controlling interests	-	227

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousand shares; 65,677 thousand shares and 56,617 thousand shares
issued and outstanding at December 31, 2021 and 2020, respectively	$182	$155
Additional paid-in capital	3,012,481	2,753,955
Accumulated other comprehensive loss	(8,771)	(8,846)
Accumulated deficit	(2,047,878)	(1,985,896)

Total equity	956,014	759,368

Total liabilities and equity	$1,277,222	$990,002

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

Years Ended December 31,	2021	2020	2019

Revenues
Products	$417,557	$339,782	$430,746
Services	189,662	181,035	205,334
	607,219	520,817	636,080
Cost of revenues
Products	210,941	171,235	182,430
Services	136,200	130,188	139,958
	347,141	301,423	322,388

Gross profit	260,078	219,394	313,692
Operating expenses
Research and development, net	88,303	84,012	94,253
Selling, general and administrative	250,937	205,224	231,138
Goodwill impairment	-	386,154	-
	339,240	675,390	325,391
Operating loss	(79,162)	(455,996)	(11,699)
Gain from step acquisition	14,400	-	-
Financial income (expenses), net	(2,075)	(575)	4,555
Loss before income taxes	(66,837)	(456,571)	(7,144)
Income tax benefit (expenses)	3,906	16,394	(3,523)
Share in profits (losses) of associated companies	949	(3,939)	(412)
Net loss	$(61,982)	$(444,116)	$(11,079)
Net loss attributable to non-controlling interests	-	(395)	(230)
Net loss attributable to Stratasys Ltd.	$(61,982)	$(443,721)	$(10,849)
Net loss per share attributable to Stratasys Ltd. - basic and diluted	$(0.98)	$(8.08)	$(0.20)
Weighted average shares outstanding - basic and diluted	63,471	54,918	54,260
Comprehensive Loss
Net loss	(61,982)	(444,116)	(11,079)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(3,170)	533	(580)
Unrealized gains (losses) on derivatives designated as cash flow hedge	3,245	(1,663)	617
Other comprehensive income (loss), net of tax	75	(1,130)	37
Comprehensive loss	(61,907)	(445,246)	(11,042)
Less: Comprehensive loss attributable to non-controlling interests	-	(395)	(230)
Comprehensive loss attributable to Stratasys Ltd.	$(61,907)	$(444,851)	$(10,812)

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
(in thousands)
Years Ended December 31, 2021, 2020, and 2019
	Ordinary Shares
	Number of shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balances, January 1, 2019	53,881	$146	$2,681,048	$(1,531,326)	$(7,753)	$1,142,115
Issuance of shares in connection with stock-based compensation plans	560	2	5,282	-	-	5,284
Stock-based compensation	-	-	20,564	-	-	20,564
Comprehensive loss	-	-	-	(10,849)	37	(10,812)
Balance as of December 31, 2019	54,441	148	2,706,894	(1,542,175)	(7,716)	1,157,151
Issuance of shares in connection with stock-based compensation plans	688	2	226	-	-	228
Stock-based compensation	-	-	20,204	-	-	20,204
Issuance of shares as part of the Origin acquisition	1,488	5	26,631	-	-	26,636
Comprehensive loss	-	-	-	(443,721)	(1,130)	(444,851)
Balance as of December 31, 2020	56,617	155	2,753,955	(1,985,896)	(8,846)	759,368
Issuance of shares in connection with stock-based compensation plans	1,129	3	8,052	-	-	8,055
Stock-based compensation	-	-	30,977	-	-	30,977
Public offering of ordinary shares, net	7,931	24	218,826	-	-	218,850
Other items	-	-	444	-	-	444
Reduction of redeemable non-controlling interest	-	-	227	-	-	227
Comprehensive loss	-	-	-	(61,982)	75	(61,907)
Balance as of December 31, 2021	65,677	$182	$3,012,481	$(2,047,878)	$(8,771)	$956,014

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2021	2020	2019
Cash flows from operating activities
Net loss	$(61,982)	$(444,116)	$(11,079)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Goodwill impairment	-	386,154	-
Impairment of other long-lived assets	1,447	6,985	776
Depreciation and amortization	56,096	49,560	50,942
Stock-based compensation	30,977	20,204	20,564
Foreign currency transaction loss (gain)	3,446	(8,718)	(1,900)
Gain from sale of investments	-	-	(3,578)
Gain from step acquisition	(14,400)	-	-
Share in (profits) losses of associated companies	(949)	3,939	412
Revaluation of investments	(1,301)	-	-
Other non-cash items, net	2,914	(2,552)	(103)

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	(25,003)	29,465	4,967
Inventories	(53)	37,120	(48,647)
Other current assets and prepaid expenses	(14,976)	10,147	(2,936)
Other non-current assets	4,465	(1,040)	5,807
Accounts payable	28,492	(24,534)	(13,114)
Other current liabilities	41,393	(10,033)	(7,273)
Deferred revenues	8,872	(6,398)	(3,779)
Deferred income taxes, net and uncertain tax positions	(12,380)	(20,299)	3,161
Other non-current liabilities	(11,234)	1,918	(5,413)
Net cash provided by (used in) operating activities	35,824	27,802	(11,193)

Cash flows from investing activities
Cash paid for business combinations, net of cash acquired	(20,553)	(29,115)	-
Purchase of property and equipment	(24,981)	(26,943)	(22,420)
Investments in short-term bank deposits	(361,000)	(27,000)	(28,300)
Proceeds from short-term bank deposits	129,000	28,300	-
Proceeds from sale of equity method investment	-	3,175	-
Net proceeds from divestitures of subsidiaries and associated companies	-	1,000	4,909
Investments in non-marketable equity securities	(11,779)	-	-
Purchase of intangible assets	(1,770)	(2,070)	(2,752)
Other investing activities	(82)	28	(20,963)
Net cash used in investing activities	(291,165)	(52,625)	(69,526)

Cash flows from financing activities
Proceeds from public offering, net of issuance costs	218,850	-	-
Proceeds from exercise of stock options	8,055	228	5,284
Repayment of bank loan	-	-	(27,293)
Other financing activities	406	-	-
Net cash provided by (used in) financing activities	227,311	228	(22,009)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(893)	3,214	2,591

Net change in cash, cash equivalents and restricted cash	(28,923)	(21,381)	(100,137)
Cash, cash equivalents and restricted cash, beginning of year	272,216	293,597	393,734

Cash, cash equivalents and restricted cash, end of year	$243,293	$272,216	$293,597

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets:
Cash and cash equivalents	243,179	272,092	293,484
Restricted cash included in other current assets	114	124	113
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$243,293	$272,216	$293,597

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2021	2020	2019

Supplemental disclosure of cash flow information
Cash paid during the year for:
Income taxes, net of tax refunds	$2,418	$1,140	$10,730
Interest	-	-	449
Non-cash investing activities:
Transfer of inventories to fixed assets	2,673	4,138	3,307
Transfer of fixed assets to inventories	977	410	322
Contingent consideration	17,985	37,400	-
Issuance of shares as part of Origin acquisition (Refer to Note 2)	-	26,636	-

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies

a. Nature of Operations

Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing. The Company’s approximately 1,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, and time-to-market. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.

The Company has one operating segment, which generates revenues via the sale of its 3D printing systems, related services and consumables and by providing additive manufacturing (“AM”) solutions. The Company operates mainly through offices in Israel, the United States, Germany, Hong Kong and Japan.

The global COVID-19 pandemic began adversely impacting the Company's financial results for its operations in all global regions already in the first quarter of 2020. The impact of COVID-19 on the Company’s results of operations was most pronounced throughout the 2020 year, with lesser impact for each subsequent quarter in the second half of 2020. The Company’s employees were often relegated to remote work, and were reduced to a four-day work week, during the height of the pandemic, beginning during the second quarter, and through the end of, 2020. In 2021, the Company returned to work at full-capacity (a five-day work week) on a global basis, with a high percentage of its employees throughout the world receiving vaccines against COVID-19 over the course of the year. This was reflected in the Company’s operating results during 2021, which evidenced a positive trend that began in the first quarter and continued throughout the rest of the year, with revenue growth each quarter both on a year-over-year basis and on a sequential quarterly basis. The annual results for 2021 evidenced those improvements on an aggregate basis, with revenues for 2021 approaching pre-COVID-19 levels, signaling a near-full recovery for the Company’s top-line results.
The Company continues to face relative uncertainty as to the remaining intensity and duration of, and the nature and timeline for recovery from, the COVID-19 pandemic going forward, and how all of that impacts the Company, including the the extent to which overall potentially permanent changes in the behavior of the Company’s consumers have been caused by the pandemic. The Company has taken the approach of managing the pandemic (to the extent that it continues to remain a significant factor) via the strengthening of its balance sheet and cash assets, and avoidance of debt, while focusing on cost controls and cash generation. The Company has selectively applied certain research and development cost controls to ensure that its strategically important product development programs were not affected by them.
With respect to the Company’s goodwill impairment in 2020 refer to Note 7.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In particular, a number of estimates have been and will continue to be affected by the ongoing COVID-19 pandemic. The severity, magnitude and duration, as well as the economic consequences, of the COVID-19 pandemic, are uncertain, rapidly changing and difficult to predict. As a result, the accounting estimates and assumptions may change over time in response to COVID-19. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuation; inventory valuation; and the allowance for expected credit losses.

STRATASYS LTD.

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

Bank Deposits

Bank deposits with original maturity dates of more than three months but at balance sheet date are less than one year are included in short-term deposits. The fair value of bank deposits approximates the carrying value since they bear interest at rates close to the prevailing market rates.

Accounts Receivable, net

The Company adopted the Current Expected Credit Losses ("CECL") guidance effective January 1, 2020, with no material impact on its consolidated financial statements. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations.

Allowance for credit losses due to the Company’s accounts receivable amounted to $517 thousand and $870 thousand as of December 31, 2021 and 2020, respectively. Changes in the allowance for credit losses are recognized in selling, general and administrative expenses. Accounts receivable are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.

The balance and the changes in the allowance for expected credit losses are comprised as follows:

	Year ended December 31
	2021	2020	2019
	U.S. $ in thousands
Balance at beginning of year	$870	$939	$1,110
Increase during the year	50	454	223
Bad debt written off	(403)	(523)	(394)
Balance at end of year	$517	$870	$939

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Long-term Investments

The Company’s investments in non-marketable equity securities in which it has the ability to exercise significant influence, but does not control through variable interests or voting interests, are accounted for under the equity method of accounting. Under the equity method, the Company recognizes its proportionate share of the comprehensive income or loss of the investee. The Company’s share of profit or losses from equity method investments is included in share in profit or losses of associated companies.

      Other non-marketable equity securities without readily determinable fair value in which the Company does not have a controlling interest or significant influence are recorded at their original cost and adjusted for observable price changes for identical or similar instruments less any impairment. Marketable securities are carried at fair value with changes in value recorded in Consolidated Statements of Operations and Comprehensive Loss.

     The Company reviews its unconsolidated long-term investments for potential impairment or other adjustments, which generally involves an analysis of the facts and changes in circumstances influencing the investments

Property, Plant and Equipment, net

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

 STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Intangible Assets, net

Intangible assets and their useful lives are as follows:

Weighted Average
Useful Life (in Years)
Developed technology	9
Patents	10
Trade names	10
Customer relationships	9

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

     ASC 350, “Intangibles - Goodwill and other” (“ASC 350”) requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances, and written down when impaired.
    ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the quantitative goodwill impairment test two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative first step of the goodwill impairment test. If the carrying value of the reporting unit exceeds its fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update (“ASU”) 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment.

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

Severance pay liabilities with respect to for the Company’s employees in Israel who are not subject to Section 14, as well as employees who have special contractual arrangements, are provided for in the Company’s consolidated financial statements based on the length of time that they work for the Israeli entity and their latest monthly salary. The Company’s liabilities for those Israeli employees, in the amounts of $3.2 million and $4.1 million as of December 31, 2021 and 2020, respectively, are presented as other non-current liabilities in the Company’s consolidated balance sheets. These liabilities are recorded as if it was payable at each balance sheet date. These liabilities are partially funded by the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the Company’s consolidated balance sheets under other non-current assets. As of December 31, 2021 and 2020, the Company had $3.2 million and $3.1 million, respectively, deposited in these insurance policies and pension funds. These policies are the Company’s assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited.

In addition, the Company has liabilities for severance payments to its employees in other jurisdictions in accordance with local laws and practices of the countries in which they are employed.

Severance expenses for the years ended December 31, 2021, 2020 and 2019 were $3.4 million, $9.1 million and $4.0 million, respectively.

For its employees in the United States, the Company has a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) that covers eligible U.S. employees as defined in the Plan. Participants may elect to contribute both pre-tax or after-tax (“Roth”) up to 50% of annual taxable compensation, as defined by the Plan, up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal 4% of the participant’s annual compensation. For the years ended December 31, 2021, 2020 and 2019 the Company made 401(k) Plan contributions of approximately $4.0 million, $4.1 million and $4.2 million respectively.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising

Advertising costs are expensed as incurred and were approximately $4.5 million, $6.3 million and $16.2 million, for the years ended December 31, 2021, 2020 and 2019, respectively.

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

  STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Loss per Share

Basic loss per share is computed by dividing net income (loss) attributable to ordinary shareholders of Stratasys Ltd. by the weighted average number of ordinary shares (including fully vested RSUs and PSUs) outstanding for the reporting periods.

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

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short term deposits, accounts receivables, and foreign currency exchange forward contracts. Most of the Company’s cash and cash equivalents and bank deposits are invested in U.S. dollar instruments with major banks in the U.S., Israel and Europe. Management believes that the credit risk with respect to the financial institutions that hold the Company’s cash and cash equivalents and bank deposits is low.

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

     The Company is a party to several lease agreements for its facilities, the latest of which has been extended until September 2026. The Company has the option to extend certain agreements for additional periods, the earliest of which is until the start of January 2022 and the latest is until the end of October 2028. During the extended lease period, the aggregate annual rental payments will increase by 2% to 4% each year.

    The company also leases vehicles for its employees with different commencement and ending periods in Israel and Germany solely. The latest lease agreement is until the start of April 2024.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently issued accounting pronouncements

Accounting Pronouncements Adopted in 2021
    In December 2019, the FASB issued new guidance to simplify the accounting for income taxes by removing certain exceptions to the general principles and simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company expect to adopt this guidance effective January 1, 2021, with no material impact on its consolidated financial statements.
Recently issued accounting pronouncements, not yet adopted

    In August 2020, the FASB issued ASU 2020-06 “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40).” This guidance simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The amendments to this guidance are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company will adopt this guidance effective January 1, 2022, with no material impact on its consolidated financial statements.
    In October 2021, the FASB issued ASU 2021-08 “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquire. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. The Company does not expect it to have a material impact on its consolidated financial statements.

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

The following table summarizes the fair value of the consideration transferred to Origin stockholders for the Origin transaction:

U.S. $ in thousands
Cash payments	$33,025
Issuance of ordinary shares to Origin stockholders	26,636
Contingent consideration at estimated fair value	37,400
Total consideration	$97,061

The fair value of the ordinary shares issued was determined based on the closing market price of the Company’s ordinary shares on the Origin transaction date.

In accordance with ASC Topic 805, the estimated contingent consideration as of the Origin transaction date was included in the purchase price. The total contingent payments could reach to a maximum aggregate amount of up to $40 million. Approximately 50% of the payments shall be settled in cash, and 50% shall be settled through the issuance of ordinary shares. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration will be recorded in operating expenses. Refer to note 4.

An additional payment of $6 million, which is subject to the founders' retention over 3 years, is recorded as compensation expense over the retention period.  Compensation expenses for the year ended December 31, 2021 were approximately $4.3 million

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allocation of the purchase price to assets acquired and liabilities assumed, including measurement period adjustments (refer to note 6), is as follows:

Allocation of Purchase Price
(U.S. $ in thousands)
Cash and cash equivalents	$2,083
Goodwill	38,104
Intangible assets	71,120
Other assets	3,493
Total assets acquired	114,800

Net deferred tax liabilities	14,007
Other labilities	3,732
Total liabilities assumed	17,739

Net assets acquired	$97,061

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

Investment in Xaar 3D Ltd. ("Xaar 3D")

During the fourth quarter of 2019, the Company entered into an agreement with Xaar plc (“Xaar”) to purchase additional shares of Xaar 3D that will increase its stake from 15 to 45 percent, with Xaar retaining the remaining 55 percent. Xaar and Stratasys had announced the formation of Xaar 3D Ltd in July 2018; for the purpose of developing Powder Bed Fusion (”PBF”) additive manufacturing solutions that Stratasys can bring to the market. In addition, the agreement included an option for Stratasys to acquire the remaining shares of Xaar 3D.

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

The investment was presented under other non-current assets in the Company’s consolidated balance sheets.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    On November 1, 2021 (the "Xaar 3D transaction date") , the Company acquired the remaining 55% share of XAAR 3D, for an aggregate purchase price of $29.3 million. The Company paid cash upon closing and it is obligated to make additional earn-out payments and royalties on products and services sales for up to 15 years.

     The Xaar 3D transaction is reflected in accordance with ASC Topic 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer. The Company accounted for the acquisition of the remaining equity of Xaar 3D as a step acquisition, which required re-measurement of the Company's previous ownership interest to fair value prior to completing purchase accounting. Using step acquisition accounting the Company increased the value of its previously held equity investment to its fair value of $23.8 million, which resulted in a gain of approximately $14.4 million, recorded in the consolidated statements of operations in the fourth quarter of 2021. The acquisition of the remaining equity interest also resulted in the recognition of a previously unrealized foreign currency gain of $0.6 million, which was reclassified from accumulated OCI. The fair value of the previously held equity method investment was determined based upon a valuation of the acquired business, as of the date of acquisition, as detailed below.

    The following table summarizes the fair value of the consideration transferred to Xaar 3D stockholders for the Xaar 3D transaction:

U.S. $ in thousands
Cash payments	$13,967
Contingent consideration at estimated fair value	15,314
Total consideration for 55% holding	29,281

Fair value of 45% holding	23,775

Total consideration	$53,056

     In accordance with ASC Topic 805, the estimated contingent consideration as of the Xaar 3D transaction date was included in the purchase price. The total contingent payments could reach to a maximum aggregate amount of up to $21 million. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration will be recorded in operating expenses. Refer to note 4.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Xaar 3d transaction date. The estimated fair values are preliminary and based on the information that was available as of November 1, 2021. Thus, the measurements of fair value reflected are subject to changes and such changes could be significant. The preliminary allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Allocation of Purchase Price
(U.S. $ in thousands)
Cash and cash equivalents	$82
Goodwill	25,375
Intangible assets	45,000
Other assets	5,280
Total assets acquired	75,737

Net deferred tax liabilities	1,736
Other liabilities	20,945
Total liabilities assumed	22,681

Net assets acquired	$53,056

        The allocation of the purchase price ("PPA") to net assets acquired and liability assumed resulted in the recognition of intangible asset related to developed technology of $45 million. This intangible asset has a useful-life of 7 years. The fair value estimate of the developed technology is determined using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This valuation technique estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. The net cash flows were discounted to present value. In addition, as part of the PPA, the Company assumed a royalty liability to a third party in respect of the developed technology. Such liability amounting to $14 million was recorded based on a fair value estimate, which was determined using the valuation model used to value the developed technology and is recorded under other non-current liabilities.

        Pro forma information giving effect to the acquisition has not been provided as the results would not be material.

  RPS acquisition

     On February 16, 2021 the Company acquired RP Support Limited (“RPS”), a provider of industrial stereolithography 3D printers and solutions. In exchange for 100% of the outstanding shares of RPS, the Company paid cash upon closing and it is obligated to make additional payments (in cash), subject to performance-based criteria, via earn-out payments over two years.

 STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        Marketable equity investment

        The Company recognized in the year ended December 31, 2021 gain of $0.6 million, for revaluation of an equity investment. In prior periods the investment was treated as a non-marketable equity investment without readily determinable fair value. The entity in which the Company invested became public during the first quarter of 2021 and accordingly the investment is now treated as a marketable equity investment.

Other transactions

During the second quarter of 2019, the Company sold an investment recognized a gain of approximately $3.6 million, net of transaction costs. The gain was recorded under Operating expenses.

      During 2021, the Company invested a total of $11.8 million in non-marketable equity securities without readily determinable fair value in which the Company does not have a controlling interest or significant influence.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Revenues

Disaggregation of Revenues

The following table present the Company’s revenues disaggregated by geographical region (based on the Company's customers’ location) and revenue type for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
	(U.S. $ in thousands)
Americas
Systems	$124,311	$98,884	$127,198
Consumables	121,245	106,857	129,921
Service	142,767	137,736	158,743
Total Americas	388,323	343,477	415,862

EMEA
Systems	42,077	29,584	39,810
Consumables	61,192	48,521	58,883
Service	27,027	23,479	26,274
Total EMEA	130,296	101,584	124,967

Asia Pacific
Systems	33,110	22,266	36,000
Consumables	35,623	33,670	38,934
Service	19,867	19,820	20,317
Total Asia Pacific	88,600	75,756	95,251

Total Revenues	$607,219	$520,817	$636,080

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table present the Company’s revenues disaggregated based on the timing of revenue recognized for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019
Revenues recognized in point in time from:
Products	$417,557	$339,782	$430,746
Services	46,049	40,405	43,885
Total revenues recognized in point in time	463,606	380,187	474,631

Revenues recognized over time from:
Services	143,613	140,630	161,449
Total revenues recognized over time	143,613	140,630	161,449

Total Revenues	$607,219	$520,817	$636,080

Contract Assets and Contract Liabilities

Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of December 31, 2021 and 2020.

Contract liabilities include advance payments and billings in excess of revenue recognized. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of December 31, 2021 and 2020 were as follows:

	December 31,
	2021	2020
	U.S. $ in thousands
Deferred revenue*	$72,307	$63,392

*Includes $21.1 million and $14.3 million under long term deferred revenue in the Company's consolidated balance sheets as of December 31, 2021 and December 31, 2020, respectively.

Revenue recognized in 2021 and 2020 that was included in deferred revenue balance as of January 1, 2021 and 2020, was $48.7 million and $50.1 million, respectively.

Remaining Performance Obligations

Remaining Performance Obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2021 and 2020 the total RPO amounted to $128.0 million and $85.7 million, respectively. The Company expects to recognize $104.5 million of this RPO during the next 12 months, $12.5 million over the subsequent 12 months and the remaining $11.0 million thereafter.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period (generally 5 years) if the Company expects to recover those costs. The Company determined the period of benefit by taking into consideration customer contracts including renewals, the technology and other factors. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of December 31, 2021 and 2020, the deferred commission amounted to $7.4 million and $5.0 million, respectively and presented under Other non-current assets.

Note 4. Fair Value Measurement

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, on its consolidated balance sheets:

	December 31, 2021		December 31, 2020
	Level 2	Level 3	Level 2	Level 3
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$82	$-	$56	$-
Foreign exchange forward contracts designated as hedging instruments	910	-	793	-
Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(89)	-	(1,098)	-
Foreign exchange forward contracts designated as hedging instruments	(60)	-	(1,584)	-
Contingent consideration	-	55,919	-	37,400
	$843	$55,919	$(1,833)	$37,400

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy (refer to Note 2).

Other financial instruments consist mainly of cash and cash equivalents, short term deposits, current and non-current receivables, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Inventories

Inventories consisted of the following:

	December 31,
	2021	2020
	U.S. $ in thousands
Finished goods	$58,784	$61,297
Work-in-process	4,360	3,163
Raw materials	66,003	67,212
	$129,147	$131,672

Note 6. Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

	December 31,
	2021	2020
	(U.S. $ in thousands)
Machinery and equipment	$157,692	$147,531
Buildings and improvements	178,025	172,868
Computer equipment and software	51,311	49,233
Office equipment, furniture and fixtures	14,723	13,966
Land	19,079	19,302
	420,830	402,900
Accumulated depreciation	(219,357)	(202,556)
	201,473	200,344
Construction work in progress	1,822	888
	$203,295	$201,232

Depreciation expenses were $24.8 million, $25.2 million and $25.8 million in the years ended December 31, 2021, 2020 and 2019, respectively.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Goodwill

Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
	(U.S. $ in thousands)
Balance at January 1,	$35,694	$385,658
Goodwill acquired	27,092	35,694
Goodwill impairment charges	-	(386,154)
Measurement period adjustments	2,410	-
Currency translation adjustments	(52)	496
Balance at December 31,	$65,144	$35,694

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

During the fourth quarter of 2021, the Company performed its annual impairment test for goodwill impairment. Based on the Company's qualitative analysis, which considered the Company's market valuation, its operation results and projections, and the timing of its goodwill acquisitions, no goodwill was determined to be impaired as of December 31, 2021.

The goodwill balance as of December 31, 2020 was acquired as part of Origin acquisition and the goodwill acquired during 2021 was acquired as part of the RPS and XAAR acquisitions See Note 2.

 .STRATASYS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Other Intangible Assets, Net

Other intangible assets consisted of the following:

	December 31, 2021			December 31, 2020
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$406,578	$(279,037)	$127,541	$357,863	$(260,123)	$97,740
Patents	16,220	(8,503)	7,717	17,699	(8,487)	9,212
Trademarks and trade names	26,055	(22,241)	3,814	26,036	(21,114)	4,922
Customer relationships	100,731	(87,559)	13,172	101,107	(81,413)	19,695
Capitalized software development costs	7,410	(7,410)	-	7,410	(7,410)	-

	$556,994	$(404,750)	$152,244	$510,115	$(378,547)	$131,569

Amortization expenses

Amortization expense relating to intangible assets for the years ended December 31, 2021, 2020 and 2019, was approximately $31.3 million, $24.3 million and $25.2 million, respectively.

As of December 31, 2021, estimated future amortization expense relating to definite life intangible assets for each of the next five years and thereafter were as follows:

Estimated amortization expenses
Year ending December 31,	(U.S. $ in thousands)
2022	36,626
2023	22,106
2024	18,188
2025	15,600
2026	15,517
2027 and thereafter	44,207
Total	152,244

During the year ended December 31, 2020, the Company recorded impairment charges of $5.3 million, related to its definite life intangible assets. No impairment charges were recorded during 2021 and 2019.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Income Taxes

a. Deferred Tax Assets and Liabilities

The components of the Company’s deferred tax assets and liabilities as of December 31, 2021 and 2020 were as follows:

	December 31,
	2021	2020
	(U.S. $ in thousands)
Deferred tax assets
Tax losses carry forwards	$671,458	$645,318
Inventory related	4,210	3,892
Intangible assets	12,783	19,081
Provision for employee related obligations	1,186	557
Stock-based compensation	9,528	7,507
Deferred revenue	2,257	1,871
Property, plant and equipment	630	835
Allowance for credit losses	143	249
Foreign currency losses	358	278
Research and development credit carry forwards	15,933	16,693
Gross deferred tax assets	718,486	696,281
Valuation allowance	(693,120)	(661,979)
Total deferred tax assets	25,366	34,302

Deferred tax liabilities
Intangibles assets	(12,533)	(21,567)
Property, plant and equipment	(17,991)	(2,847)
Other items	(882)	(4,344)
Total deferred tax liabilities	(31,406)	(28,758)
Net deferred tax assets (liabilities)	$(6,040)	$5,544

The Company’s deferred tax assets and liabilities are classified in the consolidated balance sheets as follows:

	December 31,
	2021	2020
	(U.S. $ in thousands)
Deferred tax assets (under "Other non-current assets")	$1,301	$5,586
Deferred tax liabilities	7,341	42
Net deferred tax assets (liabilities)	$(6,040)	$5,544
As of December 31, 2021 and 2020 the Company had tax net operating losses carry-forward of approximately $628.5 million and $607.3 million, respectively. In addition, the Company incurred capital losses of $2,203.2 million in 2020 due to a legal reorganization of certain entities in the group. Those tax losses carry-forward resulted in deferred tax assets of approximately $671.5 million and $645.3 million, as of December 31, 2021 and 2020, respectively. As a result of losses incurred in the last few years, and since the near-term realization of these assets is uncertain, the Company recorded  a full valuation allowance for its deferred tax assets that are not likely to be realized.

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

A reconciliation of the beginning and ending balances of valuation allowance is as follows:

Valuation allowance
U.S. $ in thousands
Balance at January 1, 2019	$152,659
Decrease	(888)
Balance at December 31, 2019	151,771
Additions	524,215
Decrease	(14,007)
Balance at December 31, 2020	661,979
Additions	31,141
Balance at December 31, 2021	$693,120
Included in the net deferred tax are net operating loss and credit carryovers of $159.2 million which expire in years ending from December 31, 2022 through December 31, 2041, whereas some losses may be carried forward indefinitely, as discussed below.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

b. Provision for Income Taxes

Loss (income) before income taxes for the years ended December 31, 2021, 2020 and 2019 was as follows:

	2021	2020	2019
	(U.S. $ in thousands)
Domestic	$(50,193)	$(381,935)	$(11,895)
Foreign	(16,644)	(74,636)	4,751
	$(66,837)	$(456,571)	$(7,144)

       The components of income taxes for the years ended December 31, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
	(U.S. $ in thousands)
Current
Domestic	$(14,146)	$4,992	$3,392
Foreign	2,141	(3,902)	2,524
	(12,005)	1,090	5,916
Deferred
Domestic	8,745	(4,112)	(2,007)
Foreign	(646)	(13,372)	(386)
	8,099	(17,484)	(2,393)
Total income taxes	$(3,906)	$(16,394)	$3,523

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the statutory income tax rate and the effective income tax rate for the years ended December 31, 2021, 2020 and 2019 is set forth below:

	2021	2020	2019
Statutory tax rate	23.0%	23.0%	23.0%
Reduced tax rate under Israeli benefit programs	6.2	(1.4)	18.0
Goodwill impairment	-	(17.5)	-
Stock-based compensation expense	(3.5)	(0.5)	(21.0)
Non-deductible acquisition expenses	(0.1)	-	(1.4)
Earnings taxed under foreign law	10.8	(4.1)	(14.9)
Valuation Allowance	(42.7)	3.1	-
Changes in uncertain tax positions	17.9	1	(59.8)
Deferred Tax due to different tax rates	(6.1)	0.1	11.2
Non recurring Capital gain	-	-	11.5
Withholding tax	(0.1)	-	(1.7)
Other	0.4	(0.1)	(2.6)
Effective income tax rate	5.8%	3.6%	(48.9)%

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the beginning and ending balance of uncertain tax positions is as follows:

	2021	2020	2019
	(U.S. $ in thousands)
Balance at beginning of year	$23,389	$25,517	$22,044
Additions for tax positions related to the current year	3,826	312	2,336
Foreign currency impact	2,918	3,017	1,353
Adjustments for tax positions related tax settlements	(26,685)	-	-
Reduction of reserve for statute expirations	(433)	(5,457)	(216)
Balance at end of year	$3,015	$23,389	$25,517
The Company’s accrual for estimated interest and penalties was $0.87 million as of December 31, 2021. The Company does not expect uncertain tax positions to change significantly over the next twelve months.

The Company is subject to income taxes in the U.S., various states, Israel and certain other foreign jurisdictions. The Company files income tax returns in various jurisdictions with varying statutes of limitations. Tax returns of Stratasys Inc. submitted in the United States through 2013 tax year are considered to be final following the completion of the Internal Revenue Service examination. Tax returns of Stratasys Ltd. submitted in Israel through the 2019 tax year are considered to be final following the completion of the Israeli Tax Authorities examination upon audit. The expiration of the statute of limitations related to the various other foreign and state income tax returns that the Company and its subsidiaries file vary by state and foreign jurisdictions.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Investment Law”)

Various industrial projects of the Company have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provided certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rate, which was 23% in 2021.

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

        On November 15, 2021, the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax on the distribution or release within a year from such amendment of tax-exempt profits derived by Approved and Benefited Enterprises, which we refer to as Exempt Profits. The amount of the reduced tax will be determined based on a formula. In order to qualify for the reduction, the Company must invest certain amounts in productive assets and research and development in Israel. In parallel to the temporary amendment, the law was also amended to reduce the ability of companies to retain the tax-exempt profits.  Effective August 15, 2021, dividend distributions will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits.

As of December 31, 2021, tax-exempt income of approximately $198.7 million is attributable to the Company’s various Approved and Beneficiary Enterprise programs. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and taxes of approximately $19.9 million would be incurred as of December 31, 2021.
Following recent Israeli court ruling, certain transactions (such as acquisitions and intercompany loans) may be treated as deemed dividend distributions for the purpose of the Encouragement Law triggering corporate tax on the respective amount of the transaction.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In 2021, the Company noticed the Israeli tax authorities that it waived the Approved / Beneficiary Enterprise regime starting from tax year 2021. The Company is currently considering its qualification for the 2017 amendment and the term and degree to which it may be qualified as a Preferred Technology Enterprise or Special Preferred Technology Enterprise.

Note 10. Contingencies

      During the fourth quarter of 2021, the Company reached preliminary settlement on an employee related matter in the US. The financial statements for the year ended December 31,2021 include a provision in respect of this settlement.

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

The Company’s ordinary shares are traded in the United States on the Nasdaq Global Select Market under the ticker symbol “SSYS”. As of December 31, 2021 and 2020, there were 65,677 thousand ordinary shares and 56,617 thousand ordinary shares issued and outstanding, respectively. The increase in the outstanding and issued ordinary shares during 2021 was attributable to exercises of stock options and RSUs under the Company’s stock-based compensation plans, and to the public offering of ordinary shares.
During 2021 the reserve pool under 2012 plan was increased by 1.8 million shares. On January 1, 2022 the reserve pool under the 2012 plan was further automatically increased by an additional 0.5 million shares.

b. Stock-based compensation plans

The Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective upon closing of the Stratasys-Objet merger, provides for the grant of options, restricted shares, RSUs, PSUs and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2012 plan, options, RSUs and PSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable and RSUs are vested over the requisite service period, which is normally a four-year period beginning on the grant date, subject to continued service to the Company. PSUs are vested only upon the achievement of certain pre-determined performance metrics. Once the performance metrics are met, vesting of PSUs is subject to continued service to the Company over the requisite service period, which is normally a two-year to four-year period. As of December 31, 2021, 1.5 million shares were available for future equity awards under the 2012 plan.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock options

A summary of the stock option activity for the year ended December 31, 2021 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2020	2,102,529	$28.06
Granted	84,326	13.00
Exercised	(399,911)	20.14
Forfeited	(54,576)	37.72
Options outstanding as of December 31, 2021	1,732,368	$28.85
Options exercisable as of December 31, 2021	1,376,409	$31.99

      The following table summarizes information about stock options outstanding at December 31, 2021:

			Options Outstanding			Options Exercisable
			Outstanding	Weighted- Average	Weighted-	Exercisable	Weighted-
			options at	Remaining	Average	options at	Average
Range of			December 31,	Contractual	Exercise	December 31,	Exercise
Exercise Prices			2021	Life in Years	Price	2021	Price
$0.76	-	$19.66	799,417	6.71	$17.87	481,418	$19.32
$19.96	-	$23.41	445,930	5.80	21.72	445,930	21.72
$24.66	-	$91.56	476,942	3.22	52.28	438,982	54.64
$103.36	-	$120.51	10,079	2.80	104.84	10,079	104.84
			1,732,368	5.49	$28.85	1,376,409	$31.99

Aggregate intrinsic value (U.S. $ in thousands)			$6,529			$3,725

As of December 31, 2021, the weighted-average remaining contractual life of exercisable options was 4.8 years. The total intrinsic value of options exercised during 2021, 2020 and 2019 was approximately $5.19 million, $0.04 million and $1.0 million, respectively.

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2021 and 2020. No options were granted during 2019. The following assumptions were applied in determining the options’ fair value on their grant date:

	2021	2020
Risk-free interest rate	0.4%-1.3%	0.4%-1.8%
Expected option term (years)	5.0-5.1	5.0-5.1
Expected share price volatility	52.8%-58.7%	52.5%-52.8%
Dividend yield	-	-
Weighted average grant date fair value	$14.99	$8.09

As of December 31, 2021, the Company had 0.4 million unvested options. As of December 31, 2021, the unrecognized compensation cost related to all unvested, equity-classified stock options of $2.7 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 3.0 years.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Stock Units and Performance Stock Units

A summary of the Company’s RSUs and PSUs activity for the year ended December 31, 2021 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested RSUs outstanding as of December 31, 2020	2,801,116	$21.08
Granted	1,378,782	33.66
Vested	(729,565)	21.71
Forfeited	(367,535)	22.71
Unvested RSUs outstanding as of December 31, 2021	3,082,798	$26.36

The total vesting-date value of equity classified RSUs vested during 2021 was $19.0 million. As of December 31, 2021, the unrecognized compensation cost related to all unvested equity classified RSUs and PSUs of $54.5 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.1 years.

Stock-based compensation expense for stock options and equity classified RSUs included in the Company’s Statements of Operations and Comprehensive Loss were allocated as follows:

	2021	2020	2019
	(U.S. $ in thousands)
Cost of revenues	$3,093	$1,771	$1,848
Research and development, net	6,564	6,102	5,167
Selling, general and administrative	21,320	12,331	13,549
Total stock-based compensation expenses	$30,977	$20,204	$20,564

c. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive loss, net of taxes for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31, 2021
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2021	$(1,673)	$(7,173)	$(8,846)
Other comprehensive loss before reclassifications	3,668	(2,603)	1,065
Amounts reclassified from accumulated other comprehensive loss	(423)	(567)	(990)
Other comprehensive income (loss), net of tax	3,245	(3,170)	75
Balance as of December 31, 2021	$1,572	$10,343	$(8,771)

 STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2020
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2020	$(10)	$(7,706)	$(7,716)
Other comprehensive loss before reclassifications	(1,024)	533	(490)
Amounts reclassified from accumulated other comprehensive loss	(639)	-	(639)
Other comprehensive income (loss)	(1,663)	533	(1,130)
Balance as of December 31, 2020	$(1,673)	$(7,173)	$(8,846)

	Year ended December 31, 2019
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2019	$(627)	$(7,126)	$(7,753)
Other comprehensive loss before reclassifications	1,548	(580)	968
Amounts reclassified from accumulated other comprehensive loss	(931)	-	(931)
Other comprehensive income (loss)	617	(580)	37
Balance as of December 31, 2019	$(10)	$(7,706)	$(7,716)

d. Public offering of ordinary shares

      During March 2021, the Company completed a public offering of $218.9 million, net of $11.1 million underwriting discounts and offering expenses. The total number of shares sold by the Company in the public offering was 7,931,034. The Company recorded a deferred tax asset in respect of a tax benefit, arising from the underwriting discounts and offering expenses, as an increase to Additional Paid-In Capital.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		December 31,		December 31,
	Balance sheet location	2021	2020	2021	2020
		(U.S. $ in thousands)
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$82	$56	$12,380	$36,882
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	910	793	60,408	10,417
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(89)	(1,098)	33,047	37,999
Liability derivatives -Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	(60)	(1,584)	26,320	50,186
		$843	$(1,833)	$132,155	$135,484

        Foreign exchange contracts not designated as hedging instruments

        As of December 31, 2021, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $45.4 million and were used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the “NIS”), Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, gain of $2.9 million and loss of $6.2 million were recognized under financial income, net for the years ended December 31, 2021 and 2020, respectively. Such gains partially offset the revaluation losses of the balance sheet items, which are also recognized under financial income, net.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Flow Hedging—Hedges of Forecasted Foreign Currency Payroll and other operating expenses

As of December 31, 2021 and 2020, the Company had in effect foreign exchange forward contracts for the conversion of $32.1 million and $10.4 million, respectively, into NIS. These foreign exchange forward contracts were designated as cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.

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

As of December 31, 2021, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of Euro 54.7 million in USD.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	Revenues		Cost of revenues		Research and development, net		Selling, general and administrative		Financial expenses (income), net		Other comprehensive income (loss)
	December 31,		December 31,		December 31,		December 31,		December 31,		December 31,
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	(U.S. $ in thousands)
Line items in which effects of hedges are recorded	$(607,219)	(520,817)	$347,141	$301,423	$88,303	$84,012	$250,937	$205,224	$2,075	$575	$75	$(1,130)
Foreign exchange contracts designated as a hedging instrument	914	235	(243)	(198)	(398)	(279)	(696)	(397)	-	-	3,245	(1,663)
Foreign exchange contracts not designated as a hedging instrument	-	-	-	-	-	-	-	-	(2,870)	6,194	-	-

Note 13. Entity-Wide Disclosure

Revenues by geographic area for the years ended December 31, 2021, 2020 and 2019 were as follows*:

	Year ended December 31,
	2021	2020	2019
	(U.S. $ in thousands)
Americas (primarily the United States)	$388,323	$343,477	$415,862
EMEA	130,296	101,584	124,967
Asia Pacific	88,600	75,756	95,251
	$607,219	$520,817	$636,080

*	Revenues are attributed to geographic areas based on the location of customer.

No single customer accounted for 10% or more of Company’s total revenues, or Company’s net accounts receivable, in any fiscal year presented.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment and right-of-use assets of lessees by geographical area were as follows:

	Year ended December 31,
	2021	2020
Americas (primarily the United States)	$46,456	$67,208
EMEA	162,576	147,132
Asia Pacific	8,914	8,190
	$217,946	$222,530

Property, plant and equipment that were located in Israel amounted to $136.4 million and $126.9 million for the years ended December 31, 2021 and 2020, respectively and are included under the EMEA region in the above table.

      Right-of-use assets of lessees that were located in Israel amounted to$1.4 million and $2.5 million for the years ended December 31, 2021 and 2020 respectively and are included under the EMEA region in the above table.

Note 14. Net loss per Share

The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2021	2020	2019
	(In thousands, except per share amounts)
Numerator:
Net loss attributable to Stratasys Ltd. for basic and diluted net loss per share	$(61,982)	$(443,721)	$(10,849)

Denominator:
Weighted average shares – denominator for basic and diluted net loss per share	63,471	54,918	54,260

Net loss per share Basic and diluted	$(0.98)	$(8.08)	$(0.20)

The computation of diluted net loss per share for the years ended December 31, 2021, 2020 and 2019 excluded share awards of 4.8 million, 4.9 million and 4.3 million, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Leases

The Company’s operating lease expenses are recognized on a straight-line basis. Operating lease cost for the years ended December 31, 2021, 2020 and 2019, were as follows:

	December 31,
	2021	2020	2019
	(U.S. $ in thousands)
Operating lease cost:
Fixed payments and variable payments that depend on an index or rate	$10,196	$10,102	$8,564
Total operating lease cost	$10,196	$10,102	$8,564

Cash flow and other information related to operating leases were as follows:

	December 31,
	2021	2020	2019
	(U.S. $ in thousands)
Cash paid for amounts included in the measurement of lease liabilities	$9,829	$10,559	$9,685
Right-of-use assets obtained in exchange for new operating lease liabilities	$5,955	$10,008	$7,246

	December 31,
	2021	2020	2019
Weighted-average remaining lease term — operating leases	2.59 years	3.00 years	3.18 years
Weighted-average discount rate — operating leases	4.58%	4.78%	4.72%

Maturities of operating lease liabilities were as follows:

December 31,
2021
(U.S. $ in thousands)
2022	$7,504
2023	5,118
2024	2,499
2025	538
2026	114
Total operating lease payments	15,773
Less: imputed interest	(804)
Present value of lease liabilities	$14,969

ITEM 19. EXHIBITS.

Exhibit
Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd. (1)
1.2	Memorandum of Association of Stratasys Ltd. (2)
2.1	Specimen ordinary share certificate of Stratasys Ltd. (3)
2.2	Description of ordinary shares of Stratasys Ltd*
4.1.1	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (4)
4.1.2	Amendment to Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (5)
4.1.3	Additional amendment to Stratasys Ltd. 2012 OmnibusEquity Incentive Plan (6)
4.1.4	Additionalamendment to Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (7)
4.2	StratasysLtd. 2021 Employee Share Purchase Plan (8)
4.3	Form of Indemnification Agreement by andbetween Stratasys Ltd. and each of its directors and executive officers (9)
4.4	OEM Purchase and License Agreement,effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and RicohPrinting Systems America, Inc. (10)
4.5

Assignment, dated June 1, 1994, from S. Scott Crump, James W. Comb, William R. Priedeman, Jr., and Robert Zinniel to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a process and apparatus of support removal for three-dimensional modeling (11)

4.8	Stratasys Ltd. Compensation Policy for Executive Officers and Directors (11)
4.9	Employment Agreement, effective as of February 18, 2020, by and between Stratasys Ltd. and Yoav Zeif (13)
8.1	Subsidiary List of Stratasys Ltd.*
12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13

Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm*
101

The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2021 and 2020; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2021, 2020 and 2019; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2020 and 2019; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

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

(7)	Incorporated by reference to Proposal 2 of the registrant’s proxy statement for its November 2021 annual general meeting of shareholders, attached as Exhibit 99.2 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on October 13, 2021

(8)	Incorporated by reference to Appendix A to the registrant’s proxy statement for its November 2021 annual general meeting of shareholders, attached as Exhibit 99.2 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on October 13, 2021

(9)	Incorporated by reference to Exhibit 10.7 to the registrant’s registration statement on Form F-4, SEC File No. 333- 182025, filed with the SEC on June 8, 2012

(10)	Incorporated by reference to Exhibit 10.10 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012#

(11)               Incorporated by reference to Amendment No. 1 to Stratasys, Inc.’s registration statement on Form SB-2 (SEC File No. 333-99108) filed with the SEC on December 20, 1995

(12)             Incorporated by reference to Appendix B to the registrant’s proxy statement for its annual general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on October 21, 2020

(13)             Incorporated by reference to Exhibit 4.8 to the registrant’s annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 26, 2020

 *Filed herewith

# Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

STRATASYS LTD.

/s/ Yoav Zeif
Yoav Zeif
Chief Executive Officer
February 24, 2022