Form 20-F
period 2022-12-31
STRATASYS LTD.
filed 2023-03-03
CIK 1517396

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

Richard Garrity, Chief Industrial Business Unit Officer
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

67,085,918 Ordinary Shares, NIS 0.01 par value, at December 31, 2022.

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

•

the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions;

•

changes in our overall strategy, including as related to any restructuring activities and our capital expenditures;

•

the impact of shifts in prices or margins of the products that we sell or services we provide, including due to a shift towards lower margin products or services;

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
     •  the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on our supply chain and distribution network and consequently, our ability to successfully sell both our existing and newly-launched 3D printing products;

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

Summary of Risk Factors:

The following constitutes a summary of the material risks relevant to an investment in our company:

Risks related to our business and financial condition

●	We may not succeed at introducing new or improved products and solutions that gain market share.
●	Our annual and quarterly operating results and financial condition may fluctuate.
●	Demand for our products and services may not grow as we expect.
●	The 3D printing market generally may not grow as we expect.
●	Global macro-economic trends such as inflation, rising interest rates and potential recessionary conditions, may have material adverse consequences for our operations, financial position, cash flows, and those of our customers and suppliers.

●	Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.
●	To the extent that other companies are successful in developing or marketing consumables for use in our systems, our revenues and profits would likely be adversely affected.
●	If our product mix shifts too far into lower margin products or our revenues mix shifts significantly towards our additive manufacturing (“AM”) services business, our profitability could be reduced.
●	Competition and new technologies may cut into our market share.
●	Impairments of goodwill or other intangible assets in respect of companies that we acquire would adversely impact our results of operations for the periods in which they occur.
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
●
We are currently eligible for Israeli government tax benefits in respect of our Israeli operations. If we do not meet several conditions for receipt of those benefits, or if the Israeli government otherwise decides to eliminate those benefits, they may be terminated or reduced.

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

The operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. Particularly, during the period of COVID-19 and thereafter, we have less visibility as to the expected movements of the global economy and, consequently, as to the expected changes in our operating results over time. As a result, we began analyzing our quarterly results on a linear basis, comparing consecutive quarters with one another, in addition to comparing each quarter with the corresponding quarter of the previous year, thereby enabling us to track the most updated economic trends and their impact on our operating results. After having suspended providing quarterly or annual guidance in the second quarter of 2020, we returned to providing more limited guidance in 2021 and 2022 and beyond. However, if our operating results do not meet that guidance or the expectations of securities analysts or investors, the market price of our ordinary shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including the latest global economic developments concerning inflation, interest rates and unemployment, as well as those additional factors listed below and those identified throughout this “Risk Factors” section:

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
Current macro-economic trends have been adversely affecting, and could continue to adversely affect, our business, results of operations and financial condition due to their impact on the industries in which we and our customers operate, and due to the unknown speed, extent and nature of the reversal of those trends.
Certain global macro-economic trends that were triggered, in large part, by the COVID-19 pandemic and the world’s reaction to it, have been adversely impacting the global economic environment in the post-pandemic period. Supply chain delays, initially caused by closures during the pandemic, and rising shipping costs, which were exacerbated by the ongoing Russian invasion of the Ukraine, have contributed towards inflationary pressures on many goods, commodities and services globally. The infusion of money into circulation as part of a “loose” monetary policy to encourage consumer spending, along with historically low interest rates for an extended period of time, which were designed to ease economic conditions during the pandemic, further triggered upwards pressure on prices of goods, commodities and services. The high rates of inflation globally have caused governments and central banks to act to curb inflation, including by raising interest rates, which is intended to temper economic activity and which, if more powerful than intended, could trigger recessionary conditions in individual countries or regions, or globally.

These macro-economic trends have been impacting our target markets and our results of operations. For example, rising interest rates, which are meant to slow down inflation, have been worsening credit/financing conditions for our customers and adversely impacting their ability to purchase our products.

In light of these uncertainties, we continue to monitor the cost-control measures that we first implemented in February 2020, when the COVID-19 pandemic began, some of which we have maintained in place since that time.

While we believe that we are well-positioned to withstand the current adverse macro-economic trends, given our balance sheet (primarily due to our cash reserves and lack of debt) and our emphasis on operational efficiencies and execution, we continue to monitor the situation, assessing further implications for our operations, supply chain, liquidity, cash flow and customer orders, in an effort to mitigate potential new adverse consequences should they arise. However, there is no assurance that we will succeed at doing so.

Current or future downturns could also have a material adverse impact on our business partners’ stability and financial strength. Given the uncertainties associated with these trends in the current macro-economic environment, it is difficult to fully assess the magnitude of their effects on our, and our business partners’, business, financial condition and results of operations.

The guidance that we provide for 2023 may lack the degree of certainty that we once had in providing guidance, due to the number of variables surrounding the current macro-economic environment.

The trends associated with the current economic environment may also have the effect of amplifying many of the other risks described herein.

Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure and increased costs of producing and selling our products, may adversely affect our financial results.

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

Certain of our operating costs are fixed and cannot readily be reduced, which diminishes the positive impact of our reorganization programs on our operating results. To the extent the market for our products slows, or the 3D printing market contracts, we may be faced with excess manufacturing capacity and excess related costs that cannot readily be reduced, which will adversely impact our results of operations. The impact of rising inflation on the cost of producing and selling our products has also made it more difficult for us to maintain our profit margins and thereby also adversely impacting our results of operations.

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

Sales of certain of our existing products have higher margins than others. For instance, some of our high-end systems and related consumables yield a greater gross margin than our entry-level systems. Sales of our entry-level systems may displace sales of our other systems. If sales of our entry-level systems have the effect of reducing sales of our higher margin products, or if for any other reason, our product mix shifts too far into lower margin products, and we are not able to sufficiently reduce the engineering, production and other costs associated with those products or substantially increase the sales of those products, our profitability could be reduced. A similar negative impact on our gross margins could result due to a significant shift towards revenues generated by our AM parts service business, Stratasys Direct Manufacturing, which are characterized by lower margins relative to our products.

The markets in which we participate are competitive. Our failure to compete successfully could cause our revenues and the demand for our products to decline.

We compete with a wide variety of producers of systems that create 3D printed models, prototypes, manufacturing aids, medical guides and end-use parts as well as producers of materials and services for these systems, including both additive and subtractive manufacturing methodologies, such as metal extrusion, computer-controlled machining and manual modeling techniques. Our principal competition currently consists of other manufacturers of systems for prototype development and manufacturing processes, including 3D Systems Corporation, HP, Carbon, EOS GmbH, Formlabs, Markforged and Desktop Metal (following their acquisition of EnvisionTEC). For our broadened AM parts and services business, our chief competitors consist of 3D Systems, Materialise, Protolabs and many other smaller service providers. We may face additional competition in the future from other new entrants into the marketplace, including companies that may have significantly greater resources than we have that may become new market entrants or may enter through acquisition or strategic or marketing partnerships with current competitors.

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

If additional goodwill or other intangible assets that we have recorded become impaired, we could have to take future charges against earnings

As of December 31, 2022, the carrying value of all of our goodwill and other intangible assets was approximately $186.3 million compared to a carrying value of $217.4 million as of December 31, 2021.
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

Our success depends upon the continued service and performance of our senior management and other key personnel. Our executive team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior executive team could delay or prevent the successful implementation of our strategy, or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. During 2022 we experienced some personnel changes in our management team, including the promotion of individuals internally (including our chief financial officer, Eitan Zamir) and the hiring of others from outside of our company. There is no assurance that if we need to fill additional management positions in the future, that we will be able to rapidly do so, without any adverse impact on our operations.

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

This risk of product liability claims may also be greater due to the use of certain hazardous chemicals used in the manufacture of certain of our products. Those hazardous chemicals fall within three different categories (with several of the chemicals falling within multiple categories): irritants, harmful chemicals and chemicals dangerous for the environment. In addition, we may be subject to claims that our 3D printers have been, or may be, used to create parts that are not in compliance with legal requirements or that intellectual property posted by third parties on our GrabCAD website infringes the intellectual property rights of others.

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

Our sales of end-use parts to customers in the aerospace, medical, dental and automotive industries, and of 3D printing systems to customers in the aerospace industry, carry with them a greater potential for liability claims against us.
Our manufacturing services business, Stratasys Direct Manufacturing, produces parts used as prototypes, benchmarks, and end-use parts. In the case of end-use parts, our sales to customers in the aerospace, medical, dental and automotive industries, in particular, makes us more susceptible to product and other liability claims, which characterize operations in those industries. Sales of our 3D printing systems to customers in the aerospace industry similarly carry with them potential liability claims if the parts produced by those systems do not function properly. Any such claims that are not adequately covered by insurance or for which insurance is not available may adversely affect our results of operations and financial condition.

If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

We purchase components and sub-assemblies for our systems, raw materials that are used in our consumables, and AM systems, component parts and raw materials for our Stratasys Direct Manufacturing services business, from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts, sub-assemblies and raw materials that we use, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Furthermore, the suppliers of AM systems and materials used in our Stratasys Direct Manufacturing parts service may refuse to sell us additional AM systems or component parts and materials for AM systems that our Stratasys Direct Manufacturing service uses. Our reliance on a single or limited number of vendors involves a number of risks, including:

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

In particular, we rely on a sole supplier, Ricoh Printing Systems America, Inc., or Ricoh, for the printer heads for our PolyJet 3D printers. Under the terms of our agreement with Ricoh, we purchase printer heads and associated electronic components, and receive a non-transferable, non-exclusive right to assemble, use and sell these purchased products under Ricoh’s patent rights and trade secrets. Due to the risk of a discontinuation of the supply of Ricoh printer heads and other key components of our products, we maintain excess inventory of those printer heads and other components. However, if our forecasts exceed actual orders, we may hold large inventories of slow-moving or unusable parts or raw materials, which could result in inventory write offs or write downs and have an adverse effect on our cash flow, profitability and results of operations. See “Item 4. Information on the Company-Business Overview-Manufacturing and Suppliers-Inventory and Suppliers-Ricoh Agreement” for further discussion of this agreement.

Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

We assemble and test the systems that we sell, and, in many cases, produce consumables for our systems, at single facilities in various locations that are specifically dedicated to separate categories of systems and consumables. We similarly rely on a single facility for assembly of the component parts and materials for AM systems that our Stratasys Direct Manufacturing service uses. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply 3D printers, other systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood and other natural disasters. While we plan to adopt an extensive disaster recovery plan in the near future, there are no assurances that will adequately protect us from any significant disruptions at our manufacturing sites. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

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

Global interruptions and delays involving freight carriers and other third parties has adversely impacted, and may continue to adversely impact our supply chain and distribution network, and, consequently, frustrate our ability to sell our 3D printing systems, especially those systems that are based on newly acquired technologies that we have recently launched.

Circumstances surrounding and related to the COVID-19 pandemic have triggered unprecedented disruptions in global supply chains. Our business relies on an efficient and effective supply chain, including delivery of raw materials and parts for our 3D printing systems, and the manufacture and transport of those systems to resellers or end-users (as applicable). Impacts of the COVID-19 pandemic have placed strains on international supply chains that have negatively affected, and may continue to negatively affect the flow or availability of our products and may result in higher out-of-stock inventory positions due to difficulties in timely obtaining raw materials and parts from our suppliers, as well as transportation of our products after manufacture to our distribution destinations. Further, as a result of these delays, we may need to source raw materials and parts from different geographic locations or manufacturers, which could result in, among other things, higher product costs, increased transportation costs, delays in sales of our products or lower quality of our products. The adverse impact of these irregularities in our supply chain on our ability to distribute our 3D printing systems may be most acute for systems that are based on our three recently-acquired technologies, where we have just recently implemented our distribution channels. Our launch of these new technologies and related products during this period of interrupted supply chains may furthermore impose an enhanced burden on our capacity to meet our customers’ demand.

Additionally, the operation of our manufacturing facilities, where our 3D printing systems are assembled, is crucial to our business operations. If our manufacturing facilities experience closures or worker shortages (due to COVID-19 or otherwise), whether temporary or sustained, we could sustain significant adverse impacts related to the distribution of our products to their destinations, whether to resellers or end-users (as applicable).

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

Uncertainty with respect to the global economy, difficulties in the financial services sector and credit markets, geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products and services. The uncertain prospects for economic growth in some of the regions in which we sell our products may cause end-users to delay or reduce technology purchases. We also face risks that may arise from financial difficulties experienced by our end-users, suppliers and distributors, which may be exacerbated by continued uncertainty in the global economy or by other geopolitical factors, including:
•  increased interest rates in many countries and regions throughout the world, including the regions where our customers are located;
•  supply chain disruptions, which have slowed the delivery of raw materials, and which have increased the price of certain materials due to the significant increase in costs of raw materials and shipping costs;
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

We expect to derive a substantial percentage of our sales from international markets. We derived 36.2% of our revenues in 2022 from countries outside the Americas. Accordingly, we face significant operational risks from doing business internationally, including:

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

 We are subject to environmental laws and export control laws due to the import and export of our products, as well as environmental, health, safety and medical device laws and regulations related to our operations and the use of our systems and materials, including requirements imposed due to use of our products by our customers, which could subject us to compliance costs and/or potential liability in the event of non-compliance.

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

The export of our products is also subject to several export regulations, including but  not limited to the United States. Export Administration Regulations, the United States International Traffic in Arms Regulations, the United States Arms Export Control Act and regulations and orders administered by the United States Treasury Department’s Office of Foreign Assets Control (which we refer to collectively as Export/Import Laws). Our products are governed by civil controls, but failure to comply with these Export/Import Laws may potentially lead to the imposition of greater restrictions on our ability to export those products and penalties if we fail to comply with our restrictions.

We are furthermore subject to extensive environmental, health and safety laws, regulations and permitting requirements in multiple jurisdictions due to our use of chemicals and production of waste materials as part of our operations and in connection with the operation of our systems by our customers. In certain cases, the required compliance with health or safety regulations is imposed by our customers themselves. These laws, regulations and requirements (which include the Directive on Waste Electrical and Electronic Equipment of the European Union (EU) and the EU Directive on Restriction of Use of Certain Hazardous Substances) govern, among other things, the generation, use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials and the health and safety of our employees. Under these laws, regulations and requirements, we could also be subject to liability for improper disposal of chemicals and waste materials, including those resulting from the use of our systems and accompanying materials by end-users. These or future laws and regulations could potentially require the expenditure of significant amounts for compliance and/or remediation. If our operations fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances that we generate, use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liabilities for remediation costs, regardless of fault. We may be identified as a potentially responsible party under such laws. Effective as of February 2023, we are also subject to medical device regulations, such as the U.S. FDA Code of Federal Regulations, as a result of our launch of our first certified medical device with TrueDent resin in the United States. If we fail to comply with any such regulations or are subject to related liability, such developments could have a material adverse effect on our business, financial condition and results of operations.

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

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. In addition in California, where many employees of our Stratasys Direct Manufacturing parts service as well as Origin's employees, are located, non-competition agreements with employees are generally unenforceable after termination of employment.

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

In addition to patent infringement and patent-related claims, we may be subject to other intellectual property claims, such as claims that we are infringing trademarks or misappropriating trade secrets. We may also be subject to claims relating to the content on our websites, including third-party content posted on our GrabCAD.com website. Any intellectual property claims, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending and resolving such claims, and may prohibit or otherwise impair our ability to commercialize new or existing products, including products developed by our acquired companies. Resolution of such claims may, among other things, require us to redesign infringing technology, enter into costly settlement or license agreements on terms that are unfavorable to us, pay royalties to employees or former employees, or indemnify our distributors and end-users. Any infringement by us, including our acquired companies, or our licensors of the intellectual property rights of third parties may have a material adverse effect on our business, financial condition and results of operations.
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
One of our dual corporate headquarters, as well as our PolyJet system manufacturing facility, all of our PolyJet research and development facilities, one of our two PolyJet consumables manufacturing facilities, one of our FDM manufacturing facilities, and some of our suppliers, are located in central and southern Israel. In addition, many of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Over the past decade, Israel has been engaged in several armed conflicts with Hamas, a militia group and political party that controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas where some of our manufacturing facilities are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region, including Iranian involvement in Syria, could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we have agreements involving performance in Israel may claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the political or security situation in Israel.

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

The Israeli government is currently pursuing changes to Israel’s judicial system, which, if adopted, may have an adverse effect on the macroeconomic conditions in Israel and consequently on our business and our results of operations.

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

During 2021 and the first quarter of 2022 in particular, the value of the U.S. dollar decreased significantly relative to the New Israeli Shekel and settled at a level that was near the all-time low, before rising over most of the remainder of 2022. The lower value of the U.S. dollar relative to the New Israeli Shekel had an adverse impact upon our dollar-denominated financial results, due to the relative increase in cost of the New Israeli Shekel denominated expenses of our Israeli operations. Our results of operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation amounted to 5.3%, 2.8%, and 0.7% for the years ended December 31, 2022, 2021 and 2020, respectively. The annual appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to (13.2)%, 3.3% and 7.0%  for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Calculating our income tax rate is complex and subject to uncertainty. We are currently eligible for Israeli government tax benefits in respect of our Israeli operations. If we do not meet several conditions for receipt of those benefits, or if the Israeli government otherwise decides to eliminate those benefits, they may be terminated or reduced, which would impact our income tax rate and increase our costs.

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

One important assumption that goes into calculation of our tax rate is the tax benefit that we are eligible for in respect of some of our operations in Israel, referred to as “Approved Enterprise”, “Beneficiary Enterprise”, “Preferred Enterprise” and/or “Preferred Technology Enterprise” (as applicable), under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in our company, we have estimated that our average effective tax rate to be paid with respect to all profit from the Israeli operations under these benefit programs is 7.5% to 14%, based on the current balance of activity between our Rehovot, Israel and Kiryat Gat, Israel facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which for 2018 and onwards is set at 23%. In addition to being subject to the standard corporate tax rate, we would be required to refund any tax benefits that we have already received as adjusted by the Israeli consumer price index, plus interest or other monetary penalties. Even if we continue to meet the relevant requirements, the tax benefits that we are eligible for may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which may cause our effective tax rate to be materially different than our estimates and could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, and that could also adversely affect our effective tax rate and our results of operations.

The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our effective tax rate and our results of operations.

We received Israeli governmental grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel, including increase of the amount of our liabilities in connection with such grants. If we fail to comply with the requirements of the Innovation Law (as defined below), we may be required to pay penalties in addition to repayment of the grants, and may impair our ability to sell our technology outside of Israel.
Some of our research and development efforts were and are financed in part, through grants that we received from the Israeli Innovation Authority, to which we refer as the IIA or the Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS). Since 2007 and through December 31, 2022, we have received funding from the Authority of approximately $9  million, in the aggregate, under several R&D programs to support certain research and development projects in Israel.  In addition, we have received funding from the Europe authorities of approximately $1.8 million, to support certain projects in Europe.
We must comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 and related regulations rules, procedures and benefit tracks collectively or the “Innovation Law”.
When a company develops know-how, technology or products using grants provided by the Authority, the terms of these grants and the Innovation Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel.
Under the Innovation Law and the regulations thereunder, a recipient of royalty-bearing grants from the IIA is required to return the grants by the payment of royalties of 3% to 5% on the revenues generated from the sale of products (and related services) developed (in whole or in part) under IIA program up to the total amount of the grants received from IIA, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits, as published on the first business day of each calendar year.
The United Kingdom’s Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced that it will no longer persuade or require banks to submit rates for LIBOR after January 1, 2022. The grants received from the IIA bear an annual interest rate based on the 12-month LIBOR. Accordingly, there is considerable uncertainty regarding the publication of LIBOR beyond 2022. While it is not currently possible to determine precisely whether, or to what extent, the withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR may increase our financial liabilities to the IIA. To date, IIA has not published a decision regarding an alternative benchmark to be used in the LIBOR’s stead.
• Transfer of IIA funded know-how outside of Israel. Any transfer of the know-how that was developed with the funding of the Authority and related intellectual property rights, outside of Israel, including by way of license for research and development purpose requires prior approval of the Authority and imposes certain conditions, including, requirement of payment of a redemption fee calculated according to the formula provided in the Innovation Law which takes into account, among others, the consideration for such know-how paid to us in the transaction in which the technology is transferred, research and development expenses, the amount of IIA grants, the time of completion of IIA supported research project and other factors, while the redemption fee will not exceed 600% of the grants amount plus interest. No assurance can be given that approval to any such transfer, if requested, will be granted and what will be the amount of the redemption fee payable.
Transfer of IIA funded know-how and related intellectual property rights to an Israeli company requires a pre-approval by IIA and may be granted if the recipient undertakes to fulfil all the liabilities to IIA and undertakes to abide by the provisions of Innovation Law, including the restrictions on the transfer of know-how and the manufacturing rights outside of Israel and the obligation to pay royalties (note that there will be an obligation to pay royalties to IIA from the income received by us in connection with such transfer transaction as part of the royalty payment obligation). No assurance can be given that approval to any such transfer, if requested, will be granted.

•

Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from Authority-funded programs be carried out in Israel, unless a prior written approval of the Authority is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the Authority is sufficient). As a condition for obtaining approval to manufacture outside Israel, we would be required to pay increased royalties, which usually amount to 1% in addition to the standard royalties rate, and also the total amount of our liability to IIA may be increased to between 120% and 300% of the grants we received from IIA, depending on the manufacturing volume that is performed outside Israel (less royalties already paid to IIA). This restriction may impair our ability to outsource manufacturing rights abroad, however, it does not restrict export of our products that incorporate IIA funded know-how.

   A company also has the option of declaring in its IIA grant application for funding its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval for such declared funding. Such declaration may affect the increase in the total liability to the IIA following such manufacturing abroad.
    The restrictions under the Innovation Law (such as with respect to transfer of manufacturing rights abroad or the transfer of IIA funded know-how and related intellectual property rights abroad) will continue to apply even our liabilities are repaid to IIA in full and will cease to exist only upon payment of the redemption fee described above.
Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with IIA funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we may be required to pay to IIA. Any approval, if given, will generally be subject to additional financial obligations to the IIA. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.
In May 2017, IIA issued new rules for licensing know how developed with IIA funding outside of Israel, or the Licensing Rules, allowing us to enter into licensing arrangements or grant other rights in know-how developed under IIA programs outside of Israel, subject to the prior consent of IIA and payment of license fees to IIA, calculated in accordance with the Licensing Rules. The payment of the license fees will not discharge us from the obligations to pay royalties or other payments to IIA.
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

We are organized in Israel. Most of our officers and most of our directors (as of December 31, 2022) reside outside of the United States, and a majority of our assets are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Risks related to an investment in our ordinary shares

The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.

The market price of our ordinary shares since the Stratasys, Inc.- Objet Ltd. merger has been subject to substantial fluctuation. From the start of 2019 through the early part of 2023 (through February 24, 2023), our ordinary shares have traded with closing prices that have ranged from $11.07 to $54.37, which low and high prices were each recorded since the start of 2021, evidencing a trend towards greater share price fluctuations. The price of our ordinary shares may continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including:

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

We may need or desire to raise substantial capital in the future. Our future capital requirements will depend on many factors, including, among others:

•

the extent to which we acquire or invest in businesses, products or technologies (as we did in acquiring Origin in December 2020, RPS in February 2021, Xaar in November 2021, Riven in 2022, and expect to acquire the additive manufacturing materials business of Covestro AG in the second quarter of 2023) and other strategic relationships;

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
The market price for our ordinary shares, which had declined significantly from its all-time high in periods following the Stratasys, Inc.- Objet Ltd. merger until reaching new lows in the middle part and late part of 2020 recovered strongly over the course of 2021, only to fall again over the course of 2022 to near all-time lows once again. Should our share price remain at these low levels, that would adversely impact our ability to raise funds in the capital markets or to utilize our securities as payment in an acquisition transaction.
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

Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2023 (the last business day of our second fiscal quarter of 2023). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on January 1, 2024, we would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2023 and quarterly reports in respect of each of the quarters of 2024) as if we were a company incorporated in the U.S., which, among other things, would result in increased compliance and reporting costs to us.

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

Although we do not believe that we were a PFIC in 2022, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2023 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and the future value of our assets. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information-Taxation-U.S. Federal Income Tax Considerations-Tax Consequences if We Are a Passive Foreign Investment Company”.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and Development of the Company

Our legal and commercial name is Stratasys Ltd., and we are the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd. Stratasys, Inc. was incorporated in Delaware in 1989, and Objet Ltd. was incorporated in Israel in 1998. As part of that merger transaction, the ordinary shares of Stratasys Ltd. were listed on the Nasdaq Global Select Market under the trading symbol “SSYS”. We have acquired (and, in certain cases, disposed of) a number of companies since that time, In July 2014 and August 2014, we acquired Solid Concepts and Harvest Technologies, respectively two leading providers of additive manufacturing services. Following those two acquisitions, in 2015, we introduced our branded Stratasys Direct Manufacturing, or SDM, service, which significantly broadened and increased our production and offering of AM parts, which are used by our customers as prototypes, benchmarks and end-use parts. In December, 2020, we acquired 3D printing start-up, Origin Inc., or Origin, and its proprietary P3 Programmable PhotoPolymerization technology, which has become an important growth engine for our company. The acquisition was aimed at fortifying our leadership in polymers and production applications of 3D printing in industries such as dental, medical, tooling, and select industrial, defense, and consumer goods markets. In February 2021, we acquired UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions. RPS’ complementary technology further expands our polymer suite of solutions across the product life cycle, from concept modeling to manufacturing. In April 2021, we introduced the Stratasys H350 3D printer, the first system powered by the powder-based SAF™ technology of Xaar 3D Ltd., or Xaar, and in November 2021, we acquired all remaining shares of Xaar from Xaar plc (we previously owned a 45% share in Xaar), thereby accelerating our growth in production-scale 3D printing. In September 2022, we disposed of our subsidiary MakerBot, a leader in desktop 3D printing, merging it with UltiMarker, after which transaction we hold a 46.5% equity interest in the combined company, which aims to provide easy-to-use and accessible 3D printing hardware, software, and materials for any application. In October 2022, we acquired the assets of the quality- assurance software company Riven and integrated its cloud-based software solution into our GrabCAD® additive manufacturing platform, which enables manufacturing customers to adopt our solutions for end-use parts production. We have announced, and expect to complete at the end of the second quarter of 2023, the aquisition of the additive manufacturing materials business of Covestro AG, which will expand our differentiated materials offerings in stereolithography, digital light processing (DLP), and powders. We furthermore expect to effect smaller acquisitions and investments in other companies from time to time to support execution of our strategy.
We have dual headquarters. Our registered office and one of our two principal places of business is located at 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, and our telephone number at that office is (+972)-74-745-4314. Our other principal place of business is located at 7665 Commerce Way, Eden Prairie, Minnesota, and our telephone number there is (952) 937-3000. Our agent in the United States is Richard Garrity, Chief Industrial Business Unit Officer of our Delaware subsidiary, Stratasys, Inc., whose address is c/o Stratasys, Inc. at the address of our Eden Prairie, Minnesota headquarters. Our web address is www.stratasys.com. The information contained on that website (or on our other websites, including stratasysdirect.com and makerbot.com) is not a part of this annual report. As an Israeli company, we operate under the provisions of the Companies Law.

In 2022, 2021 and 2020, our capital expenditures amounted to $19.8 million, $26.8 million and $29.0 million, respectively, of which $13.6 million, $25.0 million and $26.9 million, respectively, was principally related to the purchase and construction of property, plant and equipment.

During 2021, our principal property and equipment investment was the construction of our new facility, which we own, at our new property in Rehovot, Israel, where we moved our Israeli headquarters during January 2017. This new facility, towards which we paid $0.2 million and $11.1 million during 2022 and 2021, respectively, also houses research and development facilities. As of December 31, 2022, we had invested an aggregate of $119.5 million in our new facility in Israel and its related equipment.

During 2022, we made other purchases of property and equipment, mainly for the enhancement of our manufacturing capabilities to support new solution offerings, primarily for our facilities in Israel and the United States.

B. Business overview

We are a global leader in polymer-based 3D printing solutions, which we provide at every stage of the product life cycle, with multiple technologies and complete solutions for superior application fit, across industrial, healthcare and consumer fields. We focus, in particular, on polymer 3D printing solutions that address the fastest-growing manufacturing solutions, which we view as the biggest potential growth opportunity in the 3D printing industry. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, materials and technology partner ecosystems, innovative leadership, and a global GTM infrastructure, we are positioned to further expand our leadership in this significant and growing global marketplace.
Our approximately 1,700 granted and pending additive technology patents currently held (in addition to many others previously held) have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our additive manufacturing ecosystem of solutions and expertise includes materials, software, expert services, and on-demand parts production.

Our acquisition, of Origin, a provider of photopolymer solutions for production-oriented applications, expanded our leadership through innovation in the fast-growing mass production parts segment by providing us with a next-generation photopolymer platform.  Origin’s pioneering approach to additive manufacturing of end-use parts enables us to serve a large market with manufacturing-grade 3D printers, utilizing P3™ Programmable PhotoPolymerization technology. This technology precisely controls light, heat, and force, among other variables, to produce parts with exceptional accuracy and consistency and enables a broad range of chemistry which turns into unique production grade properties.
Our acquisition of RPS, which closed in February 2021, has enabled us to leverage RPS’ industry-leading go-to-market infrastructure to offer their Neo® line of systems to the global market with an expanded set of applications. Our Neo line of 3D printers feature dynamic laser beam technology that enables build accuracy, feature detail, and low variability across the full extent of a large build platform. As an open resin system, the Neo products provide customers materials with a wide range of properties such as chemical resistance, heat tolerance, flexibility, durability, and optical clarity, and can produce large parts up to 800 x 800 x 600 mm, providing a significant build area in a small footprint.
Our acquisition, in November 2021, of the remaining outstanding shares of Xaar that we had not already owned (we had held a 45% stake in Xaar) was aimed at accelerating our growth in production-scale 3D printing. In April 2021, we introduced the Stratasys H350™ 3D printer, the first system powered by Xaar’s powder-based SAF™ technology. Representing the culmination of more than 10 years of research and development, SAF-based 3D printers are designed to deliver cost-competitive parts at production-level throughput. H Series™ Production Platform printers such as the H350 are designed to deliver part quality, consistency, and reliability that ensures customer satisfaction and high production yield. Using SAF technology, the printers execute key 3D printing steps in the same direction across the print bed to provide a uniform thermal experience – and therefore part consistency – for all printed parts regardless of their placement in the build, representing a significant improvement over traditional powder-bed fusion processes.
In August 2022 we signed a definitive agreement to purchase the assets of Covestro’s AM materials business, including all of the SOMOS™ portfolio. This acquisition is expected to be completed at the beginning of the second quarter of 2023.

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

Our goal is to be the first choice for polymer 3D printing. Given our significant experience and proven operating history, we have many competitive advantages including:

●     Broadest offering of innovative technologies.-We offer five different 3D printing technology platforms more than any other vendor in the industry, each of which have been optimized for specific industry applications. They are complemented by a technology-agnostic software platform, with an extensive and rapidly expanding ecosystem of software solutions and software partners for workflow and connectivity, as well as a robust range of advanced materials.
●     Expansive materials ecosystem.- To ensure maximum performance and quality, as well as access to the broadest possible range of materials for our customers, we provide a robust range of materials in three distinct tiers: (i) Stratasys Preferred, which are engineered by us or our third-party material partners exclusively to provide the best combination of material and printer performance; (ii) Stratasys Validated, which are engineered by us or our third-party materials partners and validated by us with basic reliability testing to accelerate the expansion of material options available in the marketplace; and (iii) Open: Unvalidated materials accessed via an OpenAM Software License, which may offer unique attributes and the potential to address new applications but have not received validation testing or optimization relative to performance and functionality on a Stratasys printer. Our prospective acquisition of Covestro will further strengthen our differentiated materials offering in stereolithography, DLP, and powders, which additional materials are supported by a broad portfolio of patents.

●     Deep application engineering expertise- We believe we have the most industry application engineers in the world who provide our deep quality and process certification expertise for tier-1 manufacturing OEMs. This is essential for meeting the rigorous demands of industries like aerospace, where there are over 300,000 Stratasys parts already flying around the world today, or healthcare, where we support multiple materials for biocompatible applications. We have multi-industry experience with multiple 3D printing technologies serving the aerospace, automotive, dental, consumer, education, and medical industries.

●     Unparalleled market access -We believe our network of over 200 channel partners is the strongest and most experienced in the industry, covering every region and every major market. This network of resellers worldwide is exclusive to us and our technologies, and has been built over many years, making it unable to be quickly and easily duplicated. This channel network has focused primarily on selling and servicing our FDM and PolyJet solutions since the merger of Stratasys and Objet in 2012, and starting in 2021, included the Origin P3, SAF, and Neo stereolithography technologies, which dramatically expand the total addressable market across medical, dental, consumer goods, automotive, commercial goods, and service bureaus.
●     Marquee customer base- Many of the world’s leading companies across aerospace, technology, automotive, consumer, energy, and healthcare are our strategic partners. These include: General Motors, whose new multi-million-dollar additive manufacturing facility in Michigan features Stratasys systems from low to high end; TE Connectivity, which is now using Origin One 3D printers to produce end use parts for aerospace connectivity; Airbus, which recently extended Stratasys’ contract to include several more aircraft platforms as well as spare parts production; and the U.S. Navy, which signed a $20 million contract with Stratasys in 2021 for systems, materials, support and training for multiple locations around the world.

●     Software/Digital manufacturing connectivity- Through our GrabCAD Additive Manufacturing Platform, we have created a smart and connected software ecosystem to enable additive manufacturing at scale across the digital thread, from design through production. Our SDKs integrate with many different software partner solutions, allowing customers to turn data into intelligence by collecting important information that can be used to improve productivity. This level of integration expands the capabilities of 3D printers. In addition, many of our 3D printing systems are software-upgradable. As our largest customers increasingly adopt multiple Stratasys systems across multiple 3D printing technologies, the efficiency benefits of a single software platform to manage them increases.
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
In the medical industry as well, practitioners are rapidly embracing the cutting-edge production of 3D printed anatomical models for pre-operative procedural planning. 3D printed pre-procedural models are low-cost and are customized to individual patients. Created from medical scans, the printed models provide physicians the opportunity to map out their procedures in a no-risk surgical setting. The rapidly produced and quickly delivered models assist with procedure validation, ultimately improving patient outcomes.
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
Increasingly, attention is being paid to the potential sustainability benefits of additive manufacturing as well. By producing parts on-site and at scale, carbon emissions associated with transportation and delivery can be reduced. Additive manufacturing also reduces waste because the right number of products are created at the right time. One study has suggested that additive manufacturing could reduce industrial energy use by 2050. Light-weighting parts through additively designed polymer components save airlines fuel. – about 14,000 gallons of fuel per year per plane for every pound eliminated.

New technologies, such as our P3 and SAF technologies, are beginning to significantly increase the volumes at which additive manufacturing is competitively advantageous up to tens of thousands and beyond in some cases. DDM also enables the production of objects that have been topologically designed, or designed on the basis of a computerized determination of where to place the key components of the object and how to connect them, a process that is generally unavailable using conventional subtractive manufacturing methodologies.

Desktop 3D printer usage has shown rapid growth in recent years, with the introduction and adoption of affordable entry-level 3D printers and increased availability and content. These entry-level desktop printers have increased market adoption by professional designers and education institutions. We expect that the adoption of desktop 3D printing will continue to increase in the future, in terms of design applications and engineering applications. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D computer-aided-design, or CAD, and other simplified 3D authoring tools), as well as increased availability of 3D scanners. We also believe that increased adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability of entry-level systems. We are active in facilitating the growth of the desktop 3D printing market by way of our investment in Ultimaker, a company created from the merger of our former subsidiary MakerBot with Ultimaker into a new combined desktop 3D printing market leader.

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

 In addition, our solutions enable doctors to train and plan medical procedures based on medical models, created by our printers, as well as create surgical guides to support complex surgeries. In the dental space, our PolyJet solutions enable dental labs to create dental and orthodontic, patient specific models and guides and devices for various applications, based on digital dentistry workflow.

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

PolyJet. We believe that our inkjet-based 3D printing technology is differentiated from other competing technologies in its ability to scale and deliver high-resolution and multi-material, full-color 3D printing, down to the voxel level, in an office environment system. Our easy-to-use PolyJet™ 3D printers create high-resolution, smooth surface finish models with the look, feel and functionality of the final designed product. We offer a wide variety of office-friendly resin consumables, including rigid and flexible (rubber-like) materials, materials for medical applications that simulate the biomechanical properties of human tissue, and bio-compatible materials for dental applications. Using our PolyJet digital materials technology, our solutions offer unique quality 3D printing systems depositing multiple materials simultaneously. This enables users, in a single build process, to print parts, assemblies, and composite materials made of multiple materials-each retaining its distinct mechanical and physical properties. For example, users can print objects with both rigid and flexible portions in a single build or mix different base colors to achieve a desired color tone. The PolyJet technology enables on-demand mixing of a variety of resins to create a broad range of pre-defined digital materials, which are composite materials with modified physical or mechanical and color properties. This includes ‘Pantone® Validated’ colors, allowing us to support more than 600,000 color and texture combinations, including the industry’s clearest material, nearly as clear as glass, with a wide range of color and texture combinations, which is a key differentiating attribute of our 3D printers. In 2022, we began offering tailored PolyJet solutions with 3DFashion™ technology designed specifically for end-use apparel applications.

Stereolithography. Our stereolithography technology enables the production of high-quality, durable parts that meet the requirements of a wide range of applications, as well as additive manufacturing prototypes and tools. Industrial stereolithography systems are well-established in the 3D printing industry for applications such as large prototypes, tooling, investment casting patterns, and orthodontic clear aligner molds. They provide quality surface finish, large build sizes, a fast time to print, and an affordable cost per part. We believe that the Neo line of systems (acquired via RPS in February 2021) is superior relative to other solutions currently available due to an open choice of resins, system reliability, low service requirements, simple day-to-day operation, and accurate builds. With access to our strong global channels, we believe we can bring these benefits to many more manufacturing organizations. Our latest acquisition of the Covestro Additive Manufacturing business unit (which is expected to close at the beginning of the second quarter of 2023) completes our stereolithography offering with the strong Somos® materials portfolio for stereolithography printers. Somos materials are widely known and appreciated for their mechanical properties, printing performance, high quality, and repeatable builds. These materials with our Neo systems offering will provide an attractive and differentiated offering over the current stereolithography solutions in the market.
P3 Our P3 resin-based 3D printing technology, which we added to our solutions portfolio through our acquisition of Origin, provides a best-in-class combination of detail, mechanical properties and throughput for mass production parts. We believe we have the strongest materials portfolio in the category - including everything from aerospace-grade flame-resistant materials to biocompatible materials from leading companies like BASF, Henkel and Covestro. The P3 platform is software-based and cloud-connected so we can easily optimize our platform for our customers, including cloud-based upgrades. In October, we announced that the P3 printers can now use our GrabCAD Print software, which simplifies 3D printing workflows and brings a more consistent user experience across our technologies. Recently, we have also demonstrated automated large-scale production using our P3 technology together with post-processing units. We believe that such differentiated solutions, with the unique P3 platform and strong materials portfolio, will support wide adoption of the technology in the market by industrial production customers.
SAF. SAF Selective Absorption Fusion technology was developed via our joint venture with Xaar plc, Xaar 3D Ltd., which we acquired in 2021. SAF is an industrial-grade additive manufacturing technology designed to deliver production-level throughput for end-use parts. Representing the culmination of more than 10 years of research and development, SAF-based 3D printers can deliver a competitive cost per part with the part quality, consistency, and reliability that ensures satisfaction and high production yield. The SAF technology uses a counter-rotating roller to coat powder bed layers onto a print bed and prints absorber fluid to image the part layers. The imaged layers are fused by passing an infrared lamp over the entire span of the print bed. SAF technology executes these key process steps in the same direction across the print bed to provide a uniform thermal experience - and therefore part consistency - for all printed parts regardless of their placement in the build. H Series™ 3D printers using SAF use materials by leading third party materials providers, including PA11, which is derived from sustainable castor oil.We also plan to develop SAF materials internally via our prospective acquisition of Covestro Additive Manufacturing.

We believe that the range of 3D printing consumable materials, together with the broad set of materials in our materials ecosystem, that we offer, is the widest in the industry. Our consumable materials consist of over 61 FDM spool-based filament materials, 49 PolyJet cartridge-based resin materials, and 158 functional materials. These materials yield a large variety of digital materials that reflect over 600,000 color variations, transparency, opacity and flexibility levels.

Our competitive strengths

We believe that the following are our key competitive strengths:

•

Differentiated product offerings with superior part quality. Our portfolio of 3D printing systems is differentiated through a combination of superior printing qualities, accuracy, print speed, the ability to print a range of materials with varying levels of strength, chemical and heat resistance, color and mechanical properties, the ability to print multiple materials simultaneously and suitability for office environments. Our offering is focused on high-end solutions to address customer needs from prototyping applications to complex manufacturing operations.

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
  Our P3-based systems, which we added to our solutions portfolio via the acquisition of Origin, offer a best-in-class combination of detail, mechanical properties and throughput for mass manufacturing production parts.  This addition allows us to expand our leadership through innovation in the fast-growing mass production parts segment in industries such as dental, medical, tooling, and select industrial, defense, and consumer good segments. The P3 technology is an advancement on DLP principles ,whereby liquid photopolymer resin is cured with light. Our Origin One 3D printers offer precisely controls light, heat, and force, among other parameters, via Origin's closed-loop feedback software. This new technology enables customers to build parts with industry-leading accuracy, consistency, size and detail, while using a wide range of commercial-grade, durable resins.

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

•

Integrated solutions offering/ecosystem- We believe our customers are looking for primary partner for polymer additive manufacturing, which we believe we are uniquely able to provide. We provide integrated solutions offering that include compatible products and services that are designed to meet the full gamut of our clients’ needs in an efficient manner, consisting of a broad range of systems, consumables, software and services, including:

•

3D printers;

•

materials;

•

GrabCAD software;

•

professional services;

•

parts on demand;

•

vertical applications;

•

partnerships and alliances; and

•

enhanced collaboration among industry professionals, via our GrabCAD Community, which provides engineers and designers a resource for CAD models and helps them communicate ideas and share designs.

•

Proprietary technology platforms with multidisciplinary technological expertise. We believe that our proprietary 3D FDM, 3D inkjet-based PolyJet, P3 and SAF printing engines offer end users the versatility and differentiated features necessary for a wide variety of current and potential applications. We combine our proprietary hardware platforms, featuring widely-deployed inkjet printer heads or easy-to-use extrusion heads with integrated software and a wide range of proprietary materials to develop and produce leading 3D printing systems.

•

Leading Direct Manufacturing Business. Our Stratasys Direct Manufacturing service business is one of the largest and leading AM parts service providers globally. This unit’s knowledge of and experience in AM, including materials and systems know-how, and AM end-use parts production has enhanced our manufacturing offering suite. For example, the Stratasys Direct team has helped accelerate our product development for the Origin One and H350 3D printers to improve their performance in production environments. Furthermore, Stratasys Direct enables us to offer a broader solution to our customers, catering to more of their 3D printing needs, whether by supply of 3D printers or of 3D printed parts through cross-sell or infinite capacity extension. We believe this offering creates better customer intimacy and a competitive advantage for Stratasys.

•

Synergies between SDM and 3D printer sales businesses. Our Stratasys Direct Manufacturing’s AM parts service business has been capitalizing on the synergies between it and our 3D printer sales business. Stratasys Direct Manufacturing works closely with our North American sales organization and benefits from access to some of the largest customers for our 3D printing systems, who have been increasingly relying upon Stratasys Direct Manufacturing for production parts and development needs.

•    Diverse, global customer base. We have a broad customer base, ranging from global market leading brands to small businesses and professionals and individuals. Our end-users include companies across a wide range of industries and applications, including automotive, aerospace, dental laboratories, consumer products, educational institutions, defense, medical analysis, medical systems, electronics, and heavy equipment.

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

•

Extensive global reach. With over 200 channel partners around the world, we are well positioned to leverage the extensive geographic reach of our marketing, sales and support organization to serve customers and grow awareness of 3D printing for prototyping, design and manufacturing. This level of service and support is becoming an especially critical differentiator as our customers adopt 3D printing for more operationally critical manufacturing applications.  •

•

Increased accessibility and ease of use for customers. Our GrabCAD Additive Manufacturing software platform and our GrabCAD Community enable designers, engineers, and machine operators to easily manage our 3D printing systems at scale.

       •  GrabCAD Print provides native CAD job programming along with traditional 3D file formats (STL, VRML), thereby reducing time and errors in job planning and resulting in high quality printed parts. We have also introduced a paid version with advanced features for the H350 3D printer that improve first print quality and reduce cost per part.

       •  GrabCAD Shop provides scheduling, remote monitoring and analytics, which provides visibility to managers and operators across our technologies. That enables work order management for organizations that have dedicated operators, by providing centralized, 3D printing services to engineers and designers.

     •  GrabCAD Connect provides two-way SDK integration for a variety of third party software applications, dramatically extending the value of our platform

        •  GrabCAD Community is the online community of over 13 million professional engineers, designers, manufacturers and students who share best practices via tutorials, discussion forums, design/print challenges and 3D content.

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

•

Having a resilient business model designed to scale as opportunities present themselves. Our corporate and Go-to-Market infrastructures are positioned to effectively absorb,  scale and create operating leverage for key opportunities that can complement and grow our leading position in polymers  as they arise, all while providing operating leverage to the company.  We are also positioned to weather unexpected downturns like the one we have seen from the pandemic, and to scale up during times of growth, capturing market share and increasing revenues, margins, and earnings. We are not dependent on any one client or end market, as evidenced by our not having any one customer represent greater than 5% of our revenues.

•

Adding more value through software, both from our partners and ourselves. We offer Industry 4.0-ready systems that include API integration to leading manufacturing software solutions.On the one hand, that makes it easier to add more systems and use them more intensively.(“Connect one Stratasys printer– connect them all”) and on the other hand, it enables our obtaining new value from our software partners. Enabling our customers to see the systems and materials usage in real time helps them to enhance our own technological offerings much easier. This enables us to provide our customers with advanced remote features like remote support, predictive support and materials replenishment. That, in turn, generates sales of our integrated solutions.

Products and services

Our products

We offer a dedicated suite of products for applications such as rapid prototyping (RP), tooling, and manufacturing parts. Our products include 3D printing systems, consumable materials, software and services.

Collectively, this portfolio of products offers a broad range of performance options for our customers, depending on their application, the nature and size of the designs, prototypes, and/or final parts desired. Our products are available at a variety of different price points and include entry-level desktop 3D printers, a range of mid-systems for prototyping and end use parts production, and large production systems for additive manufacturing at scale. We also offer a range of 3D printing materials (as described under “Consumable materials” below). The performance of our different systems varies in terms of capabilities, which are related to the following features:

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

Printing systems

We offer a series of printing systems that address the largest parts of the addressable market for polymer 3D printing.

Our 3D printing systems, which are based on our proprietary FDM-(Fused Deposition Modeling), PolyJet, P3, SAF and stereolithography technologies, are described below:

PolyJet printers

Our PolyJet technology-based, high-end printing systems offer the ability to print eight multiple materials including color printing in a single part build. The Stratasys J8 Series printers break restrictive technology barriers, enabling customers to print more than 500,000 different color shades and textures, including Pantone® Validated colors, and multiple material properties- ranging from rigid to flexible, and opaque to transparent. They also 3D prints concept models twice as fast as our previous generation printers, supported by a low-cost DraftGrey material.

Our J55 3D Printer makes that same fast, full-color design realism accessible to designers and teams everywhere in an office-friendly format and smaller footprint. At about a third the price of J8 Series printers, the J55 including high fidelity and five simultaneously printer materials enabling nearly 600,000 colors or a variety of materials providing tactile, textual, and sensory capabilities. We also introduced a complementary J35™ Pro 3D printer in 2021, which is an all-in-one, multi material desktop 3D printer for designers and engineers needing up to three materials.
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
The Stratasys J850 Digital Anatomy™ printer helps medical device companies optimize design throughout the product lifecycle. It 3D prints with GelMatrix™ resin, TissueMatrix™ resin and BoneMatrix™ resin -three new materials which, when combined, form over 100 new, unique digital materials to suit anatomical applications. These materials, when used for 3D printing, produce medical models and anatomies that achieve a true-to-life feel and response. This includes both soft tissues, including organs and blood vessels as small as 1mm in diameter, as well as porous bone structures, fibrotic tissues, and ligaments. Recently, we released an additional unique software tool to our medical offering, the Digital Anatomy Creator, allowing seamless creation of different anatomical structures by customizing specific bio-mechanical properties and color using the available materials. This is an advanced differentiated extension of our GrabCAD software for medical users.

 FDM printers

Stratasys’ market-leading FDM portfolio of printers has reached a milestone of 35,000 installed printers. FDM printers are designed to meet a wide range of applications, from prototyping to manufacturing tools, to production parts. The F-Series printers, made up of the F170, F370, F770, F190CR and F370CR models, are designed to meet end-to-end prototyping  jigs & fixtures. The Fortus Series, made up of the F450 and F900 models, largely suit the production of end parts as well as higher requirement jigs & fixtures, and tooling.

The F Series printers enable prototypes that range from rapid, economically-effective concept verification models in PLA material/ fast-draft mode, to advanced design validation prototypes using a 0.005-inch slice resolution and soluble support for unmatched precision, repeatability and aesthetics. The F Series product line allows users to create parts in PLA, ABS plus, ASA, TPU, ABS-ESD, Diran and PC-ABS materials, which parts therefore possess the strength required for true form, fit and functional testing. The F Series printers are designed to enable ease of use and maintenance while offering an easy-to-use, yet rich user experience with GrabCAD Print software. In 2022, we introduced the composite ready F190CR and F370CR hardened printers that can print Nylon 10CF. These new printers meet customer demand for manufacturing floor jigs, fixtures and tooling with a higher performance composite material.

The Stratasys Fortus 380mc and 450mc 3D printers build high-performance parts in customary materials, but with advanced complexity higher requirements needed for current-day production manufacturers. Fortus 450 has carbon filled composites for functional prototypes, production parts and rugged tooling. Additionally, an acceleration of material development—of Validated Materials—has significantly expanded the application set. Furthermore, an option to purchase OpenAM allows users to unlock and tune new custom materials. These systems are run via easy-to-use interfaces and software controls, making them user-friendly in producing complex parts more efficiently.
The Stratasys F900 offers a streamlined workflow and easier job-monitoring with an internal camera and GrabCAD Print software. Standard certifications are included, eliminating the effort and cost to qualify the 3D printer for the user's production floor. Additionally, the Aircraft Interiors Solution continues to qualify more materials, which allows a faster, simpler path for certifying additive manufactured parts for aircraft installation, and the Rail Industry Solutions.
In 2022, we divested our former subsidiary MakerBot, which was merged with Ultimaker. In connection with the merger, a distribution partnership was established whereby Stratasys-exclusive distributors can sell MakerBot and Ultimaker products.

Stereolithography printers

Our Neo® line of industrial stereolithography 3D printers feature dynamic laser beam technology that enables build accuracy, feature detail, and low variability across the full extent of a large build platform. As an open resin system, the Neo products provide customers materials with a wide range of properties, such as chemical resistance, heat tolerance, flexibility, durability, and optical clarity, as well as low service requirements, reliability and accurate builds. All Neo systems are Industry 4.0-ready with Titanium™ control software that includes a camera, network connectivity, support remote diagnostics, and mid-build parameter customization. The printers can automatically email progress reports on the job. The Neo line of printers provides a significant build area in a small footprint, with simple day-to-day operation. The largest printer, the Neo800, features a 31.5 x 31.5 x 23.6 in. build volume. The Neo450s and 450e address customer needs for smaller printers, at 17.72 x 17.72 x 15.75 in. We initiated sales of this line of systems following our acquisition of RPS in February 2021. Following our acquisition of Covestro Additive Manufacturing business unit (which is expected to close at the beginning of the second quarter of 2023), we will also offer the Somos® materials portfolio for stereolithography printers. Somos materials range from easy-to-use general purpose materials, like the WaterShed line, to high performance stiff materials for tooling and wind tunnel applications, like the PerFORM line, to Bio-Compatible materials for different medical applications.

Origin P3 printers
The Origin One 3D printer, which is now be generally available since the beginning of 2022, uses P3™ (Programmable PhotoPolymerization) technology to precisely control light, heat, and force, among other variables, to produce parts with exceptional accuracy and consistency. Origin engages with a network of materials partners (like BASF, Henkel , Evonik, and Covestro), who work to develop a wide range of commercial-grade materials for this P3 system, resulting in some of the toughest and most resilient materials in additive manufacturing. This addition adds Origin’s software-centric additive manufacturing solution that offers best-in-class printing technology based on digital light processing for production-oriented polymer applications and accelerates our expansion into mass production additive manufacturing. We also previously announced a dental-specific version of the Origin One, the Origin One Dental, ideal for printing higher volumes of accurate, single-material dental parts.
SAF printers
At the end of 2021, we began shipping the first SAF technology-based 3D printer, the H350, in the U.S. and Europe. Throughout 2022, we shipped the H350 to wider territories, including Asia, Israel and New Zealand H Series™ Production Platform printers such as the H350 are designed to give manufacturers production consistency, a competitive and predictable cost per part, and complete production control for volumes of thousands of parts. The H350 printer itself was manufactured with a dozen different 3D printed parts made with SAF technology. The printer is designed to meet the needs of customers in industries such as commercial goods, automotive, and consumer goods and electronics that benefit from the ability to quickly produce large volumes of 3D-printed parts with compelling and predictable economics. The H350 provides several control features designed to ensure the system is production-ready. All build data is logged for process traceability and remains fully under the customer’s control. Materials can be controlled, tracked and traced, and print settings can be fine-tuned for each customer’s needs. We offer customers validated third-party materials, including PA11 and PA12. We announced GrabCAD Print software for the H350 in late 2021.

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

Consumable materials

We sell a broad range of 3D printing materials, consisting of over 61 FDM spool-based filament materials, 49 PolyJet cartridge-based resin materials, and 158 functional materials. These materials yield a large variety of digital materials that reflect over 600,000 color variations, transparency, opacity and flexibility levels, for use in our 3D printers and production systems. Our Polyjet color standards have been validated by Pantone® standards. The sale of these materials provides us with a recurring revenue stream from users of our 3D printers and production systems. Previously, in 2021, we announced a new hybrid ecosystem model for our 3D printing materials. The Stratasys Material Ecosystem is designed to enable manufacturing customers to address new applications with demanding requirements while also having dual sources for materials. The ecosystem includes:
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
●         Open: Unvalidated materials accessible via an annual OpenAM Software License (OASL). These materials may offer unique attributes and the potential to address new applications but they have not received validation testing or optimization on Stratasys printers.

We believe this model will help accelerate the move to additive manufacturing at scale and encourage more utilization of its printers. Preferred and Validated materials are sold through Stratasys channels.

The materials we sell are described below:

FDM materials

The modeling and support filament used in the FDM-based 3D printers and production systems features a wide variety of production grade thermoplastic materials. We continue to develop filament modeling materials that meet our customers’ needs for increased speed, strength, accuracy, surface resolution, chemical and heat resistance, color, and mechanical properties. These materials are processed into our proprietary filament form, which is then utilized by our FDM systems. Our spool-based system has proven to be a significant advantage for our products, because it allows the user to quickly change material by simply mounting the lightweight spool and feeding the desired filament into the FDM print and production devices. Currently, we have a variety of build materials in multiple colors commercially available for use with our FDM technology.

Each material has specific characteristics that make it appropriate for various applications. The ability to use different materials allows the user to match the material to the end use application, whether it is a pattern for tooling, a concept model, a functional prototype, a manufacturing tool, or an end use part.

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

Stereolithography materials

Our stereolithography materials are primarily from the Covestro Additive Manufacturing SOMOS™ portfolio. The materials can offer a variety of functional prototyping solutions, by the way of delivering flexible, durable, rigid, high temperature or clear materials, to simulate production-targeted polymers. In August 2022 we signed a definitive agreement to purchase the assets of Covestro's AM materials business, including all of the SOMOS™ portfolio. This acquisition is expected to close at the beginning of the second quarter of 2023.
Additionally, several materials can be utilized for manufacturing applications, such as jigs and fixtures, investment casting, injection mold or composite tooling applications.
This range of materials enables us to offer a range of solutions from concept modeling and prototyping, to manufacturing.

Software

Software is an integral part of our solutions-based, go-to-market strategy. Built on cloud, desktop and mobile technologies, the GrabCAD Additive Manufacturing Platform is an open and enterprise-ready software platform that enables manufacturers to manage production-scale additive manufacturing operations. Stratasys’ platform is specifically designed for the unique needs of additive manufacturing across the entire digital thread - from design through production - while also integrating with Industry 4.0 infrastructure and enterprise applications. As of February, 2023, the platform consists of more than 42,200application users, 19,000 3D printers, and over 6,300 workflow users. The platform processes [35] gigabytes of data streams per day. Several components are included in the platform:
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

GrabCAD Streamline Shop simplifies the 3D Printing Shop workflow by substantially improving the way teams manage and collaborate on prototyping work orders. Engineers, designers and shop operators minimize time-to-part by sharing a common work space to simplify print work order management, communicating requirements accurately and focusing on delivering quality prints on time.

The GrabCAD Streamline Software Development Kit (SDK) enables companies and Independent Software Vendors (ISVs) to integrate Stratasys 3D printing at production scale with existing design and manufacturing software applications infrastructure to support enterprise goals such as system connectivity, compliance and workflow automation. The GrabCAD SDK leverages standard protocols such as MTConnect and provides Application Programming Interfaces (API’s), documentation, sample code and a professional support network.
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
GrabCAD Community is the online community of over six million professional engineers, designers, manufacturers and students who share best practices via tutorials, discussion forums, design/print challenges and 3D content.

Our software is available in nine languages to promote usage in the regions worldwide in which we operate.

Online Community

GrabCAD Community

We operate the GrabCAD Community for mechanical engineers, designers, manufacturers and students where members can share best practices via tutorials, discussion forums, and design/print challenges. They can also upload and download free CAD models and access our GrabCAD Print and Workbench software. This community had more than 13 million members and over 1.7 million CAD files available for free download as of the end of 2022.

Our services

Support services and warranty

Customer support

Our customer success department provides on-site system installation, operator training, a full range of maintenance and repair services and remote technical support to users of our products. We provide support to our customers directly and through our resellers, ensuring that support and parts may be readily obtained worldwide. We also offer advanced training to our customers and preventive maintenance, particularly on our high-performance systems. Our support network consists of the following:

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

•  free content on YouTube to help self-maintenance and troubleshooting;

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

Stratasys Direct Manufacturing paid-parts service

Stratasys Direct Manufacturing is a contract manufacturing service provider of parts on-demand via polymer 3D printing processes. With over 30 years of experience, Stratasys Direct provides rapid prototyping and production parts using the broadest set of polymer additive technologies of any service bureau in North America and backed by experts ready for the most complex projects.  With Stratasys Direct, customers can quickly design, innovate and meet demands of any complexity or scale by accessing the right expertise, industrial-grade 3D printing technologies, and materials without the capital expense. Stratasys Direct pioneered additive manufacturing production applications and specializes in guiding customers from concept development and prototyping through short-run production and long-term manufacturing. Stratasys and Stratasys Direct work together to help Stratasys customers meet their needs with infinite manufacturing capacity or access to technologies they do not have in-house. Stratasys Direct Manufacturing also operates an ecommerce service for quick-turn parts, www.stratasysdirect.com, which enables its customers to obtain quotes and order parts around the clock, seven days a week.

Customers

We have a diverse set of customers worldwide, including, among other prominent companies: General Motors; BAE Systems; Boeing; Blue Origin, the U.S. Navy and the Mayo Clinic. No single customer or group of affiliated customers nor any individual sales agent or group of affiliated sales agents accounted for more than 5% of our sales in 2022, 2021 or 2020. Our solutions are used across a wide array of applications in a variety of different industries.

Marketing, sales and distribution

Marketing

Our marketing strategies are focused on increasing awareness and thought leadership for our product and solution areas, strengthening our leadership brand position in the market, and in key vertical industries such as automotive, aerospace, medical, dental, fashion education and consumer goods, accelerating and supporting sales growth, and increasing customer loyalty and customer lifetime value. We initiate thought-leadership, public and industry analyst relations and product launch programs as well as integrated campaigns targeted to extend and deepen the relationship with our existing customers and win new customers, driving demand and lead generation throughout our strategic markets in which we and our resellers and agents operate.

We use a variety of inbound and outbound marketing methods to reach potential customers. Examples of inbound methods include digital marketing demand and lead generation programs such as blogs, social media, search marketing SEO, SEM, lead nurturing with webinars, white papers and other means. Outbound channel examples include digital and print communication programs, public relations, direct mail and e-mail campaigns, virtual and in-person tradeshows and roadshows, thought leadership events, newsletters, industry associations and referrals. In addition, we have built and maintain on-site product and technology demonstration capabilities in certain regional offices across the world.
Our resellers play a crucial role in the success of our business. To help them grow and thrive, we provide them with the necessary tools and support. We offer our resellers a range of marketing support, and services to help them effectively promote and sell our products. This includes providing access to our marketing materials, such as brochures and product guides, as well as offering co-marketing opportunities to help boost their visibility and drive sales. Additionally, we offer training and education programs to ensure that our resellers have the knowledge and skills necessary to effectively market and sell our products.

We measure and analyze the success of various marketing initiatives and strive to identify current and future customer needs. Based on our analysis, we create and update our product roadmaps and individual marketing plans to help optimize distribution while helping ensure a smooth process of release, ramp-up and sales of our products.

Sales distribution methods

Our sales organization sells, distributes and provides follow-up support services with respect to our AM systems and related consumables, through a worldwide sales and marketing infrastructure. We generally use two methods for distribution and support: (i) sales to resellers who purchase and resell our products and through whom follow-up support and maintenance services and replacement parts are provided to end-users; and (ii) direct sales of systems or services to end-users without the involvement of any intermediaries, for which all aspects of our sales and follow-up services are handled exclusively by our company. Our resellers are overseen by regional managers and operate on a non-exclusive basis, although we believe that most do not sell competing AM systems.
Almost all of the reseller locations that distribute our products have our AM systems available for tradeshows, product demonstrations, and other promotional activities. Additionally, many of them enjoy a long-term presence and offer third-party 3D CAD software packages in their respective territories, enabling them to cross-sell our systems to customers who purchase those other products.
In addition to traditional direct sales and reseller-based sales of our AM systems and related consumables, we also utilize an online customer/partner digital hub which serves as a direct digital method for distribution of our products. The online hub acts as a point of sale for consumables, software and spare parts to end-users who own our systems.

Geographic structure of sales organization

The primary sales organization for our 3D printers and production systems including related consumables, materials and services is divided into groups based on the following geographical regions: Americas; Europe and Middle East; North Asia and South Asia. This structure allows us to align our sales and marketing resources with our diverse customer base. Our sales organization in each region provides sales support to the network of independent reseller and sales agent locations throughout the particular region. We also operate sales and service centers in various locations throughout North America and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan.

Manufacturing and suppliers

Manufacturing

The manufacturing process for our 3D printing and production FDM, PolyJet and stereolithography, or SL, technology systems consists of assembling those systems using both off-the-shelf and customized components manufactured specifically for us and producing and packaging the consumables products to be used by those systems. Our core competencies include FDM, PolyJet and SL systems assembly and integration, software installation and resin and filament manufacturing. The majority of those activities are done internally at our facilities. We currently operate on a build-to-forecast basis and obtain all parts used in the FDM and PolyJet systems manufacturing process from either distributors of standard electrical or mechanical parts or custom fabricators of our proprietary designs. Our manufacturers and suppliers are periodically assessed by us based on their on-time performance and quality.
We purchase major component parts for our FDM, PolyJet and SL systems from various suppliers, subcontractors and other sources, and test those parts in our U.S., Israeli and U.K facilities.
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

We invest a significant amount of our resources in R&D, because we believe that superior technology is a key to maintaining a leading market position. Our net R&D expenses were approximately $92.9 million, $88.3 million and $84.0 million in the years ended December 31, 2022, 2021 and 2020, respectively. Our consumable materials development and production operations for our FDM and PolyJet systems are located at our facilities in Eden Prairie, MN, Rehovot, Israel, and Kiryat Gat, Israel. We regard the consumable materials formulation and manufacturing process as a trade secret and hold patent claims related to these products. We purchase and formulate raw materials for our consumables production from various polymer resin and thermoplastic materials suppliers with different levels of processing and value-add applied to the raw materials.

Intellectual property

We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trade secrets, and confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others. All patents and patent applications for additive manufacturing processes and apparatuses associated with our technology were assigned to us by those inventors. The principal granted patents relate to our FDM systems, our PolyJet technologies, our 3D printing processes and our consumables, certain of which have already expired and certain of which have expiration dates ranging from 2023 to 2039.

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

In addition, we own certain registered trademarks and make use of a number of additional registered and unregistered trademarks, including “Stratasys,” the Stratasys Signet logo, “Objet,” “PolyJet,” “Connex,” ”J8 Series,” “J850,” “J826,” “J750,” “J700,” “J5,” “J35,” “J55”, Vero,” “VeroFlex,” “VeroUltra,” “VeroVivid,” “Tango,” “Durus,” “Rigur,” “Elastico,” “FDM,” “Fortus,” “F123 Series,” “F370,” “F900,” “F770,” “Insight,” “Antero,” “Diran,” “Origin,” “Origin One,” “P3,” “Stratasys Direct Manufacturing,” “Stratasys Direct,” “GrabCAD,” “GrabCAD Print,” “GrabCAD Shop,” “GrabCAD Community,” “DentaJet,” Medijet” “Digital Anatomy,” “TissueMatrix,” “GelMatrix,” “BoneMatrix,” “3DFashion,” “TechStyle,” “Neo,” “Neo800,” “Neo450,” “H350,” “SAF,” “Big Wave,” and “Selective Absorption Fusion.”

We believe that, while our patents provide us with a competitive advantage, our success depends on our marketing, business development, applications know-how and ongoing research and development efforts, in addition to our rights under granted and pending patents. Accordingly, we believe that the expiration of any single patent, or the failure of any of single patent application to result in an issued patent, would not be material to our business or financial position. In any event, there can be no assurance that our patents or other intellectual property rights will afford us a meaningful competitive advantage. Please see the risk factor related to the expiration of our patents in “Item 3.D Risk Factors-Risks related to our intellectual property.”

Competition

Our principal competitors consist of other developers of additive manufacturing systems as well as other companies that use fused deposition modeling or inkjet-based or vat polymerization or digital light processing (DLP) or power bed fusion technologies to compete in additive manufacturing.
The companies that use these technologies to compete with us include, inter alia, 3D Systems Corporation, EOS GmbH, HP, Carbon, Inc., Formlabs, Markforged, Inc. and Desktop Metal (following their acquisition of EnvisionTEC).

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

The COVID-19 pandemic shifted our seasonality and we have not seen a steady pattern from year to year as to the level of demand in the various quarters since the second quarter of 2020.

We experience seasonality within individual fiscal quarters, as a substantial percentage of our system sales often occur within the last month of each fiscal quarter. This trend has the potential to expose our quarterly or annual operating results to the risk of unexpected, decreased revenues in the case of our inability to build systems, consummate sales and recognize the accompanying revenues prior to the end of a given quarter.

Global operations

We have offices in, among other locations, Brazil, China, Germany, Hong Kong, Israel, Japan, Korea, India, Mexico, the United Kingdom and the United States, and organize our operations by geographic region, focusing upon the following key regions: the Americas; Europe and Asia Pacific. Our products are distributed in each of these regions, as well as in other parts of the world. Our customers are dispersed geographically, and we are not reliant on any single country or region for most of our product sales and services revenues, although 63.8% of our 2022 revenues were generated in the Americas and our Stratasys Direct Manufacturing printed parts services are primarily based in the United States and therefore reliant on United States customers. A breakdown of our consolidated revenues by geographic markets and by categories of operations (that is system, consumables and services) for the years ended December 31, 2022, 2021 and 2020 is provided in “Item 5.A Operating and Financial Review and Prospects-Operating Results.” In maintaining global operations, our business is exposed to risks inherent in such operations, including currency fluctuations, market conditions, and inflation in the primary locations in which our operating expenditures are incurred. Information on currency exchange risk, market risk, and inflationary risk appears elsewhere in this annual report in “Item 3.D Risk Factors” and in “Item 11. Quantitative and Qualitative Disclosure About Market Risk-Foreign Currency Exchange Risk”.

Employees

The total number of our full-time equivalent employees, and the distribution of our employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2022, 2021 and 2020, are set forth in this annual report in “Item 6.D Directors, Senior Management and Employees—Employees”.

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

• Israeli tax regulations, as described under “Israeli Tax Considerations and Government Programs” below; and

•

CE regulations for the European market.

Effective as of February 2023, as a result of the launch of our first certified medical device with TrueDent resin in the United States, we are now also subject to medical device regulations, such as the U.S. FDA Code of Federal Regulations.

Environmental, Social and Governance Matters

Stratasys is Championing Mindful Manufacturing™, with a commitment to 3D Printing a Better Tomorrow™ for people and the planet

In April 2021 Stratasys published its first-ever ESG & Sustainability report, declaring its environmental, social and governance (ESG) strategy, commitment and activities, based on the GRI (“Global Reporting Initiative”) Standards for sustainability reporting.

Our commitment to strategic Environmental, Social and Governance (ESG) activity is a cornerstone of our purpose: to empower people to create without limits for an economic, personalized and sustainable world.

Stratasys, with broad input from both employees and customers and the support of our board of directors, prioritized four UN Sustainable Development Goals (SDGs) for our company:
1-Responsible consumption and production
2- Industry infrastructure and innovation
3-Climate action
4-  Quality education

Today, we continue to advance our efforts to promote “Mindful Manufacturing.” This means driving global growth in manufacturing through 3D printing in a way that promotes a positive social and environmental impact. In particular, 3D printing is uniquely positioned to address pressing climate issues— localizing supply chains to reduce the carbon footprint incurred by air and sea freight, enabling the production of strong but lighter weight parts, and reducing the energy requirements of the production process itself.  We are at work with improvement efforts, externally and internally, that bring value around our four UN SDGs and our Mindful Manufacturing™ mission.

Environmental

As a global leader in polymer additive manufacturing solutions, with the broadest portfolio in the industry, Stratasys is focused on making an impact, across industries. Our efforts in this arena are two-fold:

(i) We target an improved circular economy. This entails advancing the digital processes that support our additive technologies, for manufacturing. We focus on improved reliability, for less physical iterations; we support digital inventories that can be printed on-demand; we offer naturally sourced printing material. we look to improve the way in which finite natural resources are employed in our printing processes–energy and water; and, we offer recycling options as well.

(ii) We aim to harness our expertise to drive innovation. This means expanding our roadmap to include products that enable the production of parts that have a reduced carbon footprint. Imagine cars running with durable 3D printed parts that weigh 30% less than before and provide the same reliability at the same level of quality.

Manufacturing is resource-intensive by nature design. It is important to note, however, that  3D printing works in a manner that can be far more environmentally friendly than alternative, traditional production methods. Working with industry leaders in aerospace, automotive, healthcare, fashion and consumer production companies, Stratasys has the ability to enable our customers to reduce their carbon footprints in a meaningful way. We base our work on data and research and plan on publishing ‘Life Cycle Analysis’ reports to make the scientific case for greener manufacturing. To this end, we have become a founding member of the Additive Manufacturer Green Trade Association (AMGTA), which promotes the environmental case for the entire 3D printing industry.

Right now, Stratasys offers Scope 1 & 2 data on its activities – having collected data on our operations and internal consumption with the goal of improvement across our global sites, year-over-year. This includes installing solar panels and beginning to generate renewable energy or our manufacturing sites, for example. We have set our initial baseline (i.e., our initially measured emissions levels from which we seek to only improve), not because regulation and compliance require this, but rather because we believe this is a more meaningful way for our business to make an impact; it is our corporate responsibility to create a world where future generations can thrive.

Environmental Compliance
We are subject to various environmental, health and safety laws, regulations and permitting requirements, including (but not limited to) those governing the emission and discharge of hazardous materials into ground, air or water; noise emissions; the generation, storage, use, management and disposal of hazardous and other waste; the import, export and registration of chemicals; the cleanup of contaminated sites; and the health and safety of our employees. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on our operations. The operation of our facilities, does however, entail risks in these areas. Significant expenditures could be required in the future to comply with environmental or health and safety laws, regulations or requirements. Certain of these compliance requirements are imposed by our customers, who at times require us to be registered with U.S. Health or Safety regulatory agencies, whether on the federal or state level.
Under environmental laws and regulations, we are required to obtain environmental permits from governmental authorities for certain operations. In particular, in Israel, where we assemble our inkjet-based PolyJet 3D printing systems and manufacture our resin consumables, businesses storing or using certain hazardous materials, including materials necessary for our Israeli manufacturing process, are required, pursuant to the Israeli Dangerous Substances Law 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection. We maintain the effectiveness of two Israeli toxin permits for our respective Israeli sites.
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

Social

Per our defined SDG’s, the Stratasys Sustainability commitment extends beyond environmental sustainability. For example, we are proud of our ”People First” approach to business. We put environmental health and safety, or EHS, as a top priority, securing the health and safety of our employees, through clear policies and annual training, and this year will be implementing an EHS data management platform.  We also continue to be active members in our local communities, with meaningful Corporate Social Responsibility (CSR) activity around the world. Specifically, we are committed to leveraging the value of 3D printing to benefit our local communities through meaningful partnerships and personal employee contributions via our global volunteer network. Our main areas of focus are in leveraging Stratasys technologies in pursuing quality education (according to our commitment to SDG #4) and to advancement in patient care for medical cases.  For example, in the US, we leverage our technologies to advance next generation tech and robotics enthusiasts via our long-term partnership with FIRST Robotics. We launched our Diversity Equity and Inclusion program in 2021 and are a proud platinum sponsor of Technology, Industry, People, Economics (TIPE) Women in 3D Printing. We continue to advance an inclusion program to address internal opportunities across all human resource touch points (hiring, learning and development) with a KPI that calls for 100% candidate slates that include at least one female and one male, for director and more senior positions. In addition, we have substantial representation on our board of directors for women (25%) since well before it became a requirement.

Governance

ESG, is strongly rooted in the structure of corporate management practices and the disclosure that creates transparency around them. We also publish a standardized ESG & Sustainability report, available to the public, around all ESG topics defined by the GRI standard and addressed in alignment with  a periodic materiality assessment. This is a foundation for our ethical global operations, as the 3D printing company with the largest install base among industry-leading companies. We have a long-standing Code of Ethics and have also extended our culture and values to our suppliers via a suppliers’ code of conduct. We are required to report financial data as a public company, yet we extend beyond the minimum obligation and provide more comprehensive quarterly analysis of our results for the market, allowing us to better engage with the broader investment community. We conduct quarterly internal updates for employees and team leaders at our company to share business updates openly and share ongoing developments with our global teams.We also publish a standardized ESG & Sustainability report, available to the public, around all ESG topics defined by the GRI standard and addressed in alignment with  a periodic materiality assessment.

We strive for clarity, engagement and care. It is our goal to deliver on our purpose, in everything we do: We live as a corporate body by our values: Innovate; Be Customer First; Aim Higher; Own It; and Make it Together.

Nasdaq Board Diversity Matrix

Board Diversity Matrix for	Stratasys Ltd.

As of	July 6, 2022

Total Number of Directors	8

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender

Directors	2	6	-	-

Part II: Demographic Background

African American or Black	-	-	-	-

Alaskan Native or American Indian	-	-	-	-

Asian	-	-	-	-

Nasdag Board Diversity Matrix

Hispanic or Latinx	-	-	-	-

Native Hawaiian or Pacific Islander	-	-	-	-

White	2	6	-	-

Two or More Races or Ethnicities	-	-

LGBTQ+	-

Did Not Disclose Demographic Background	-

Israeli Tax Considerations and Government Programs

Tax regulations also have a material impact on our business, particularly in Israel where we are organized and have one of our headquarters. The following is a summary of certain aspects of the current tax structure applicable to companies in Israel, with special reference to its effect on us (and our operations, in particular). The following also contains a discussion of the Israeli government programs applicable for us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion. This discussion does not address all of the Israeli tax provisions that may be relevant to our Company. For a discussion of the Israeli tax consequences related to ownership of our capital stock, please see “Israeli Taxation Considerations” in Item 10.E below.

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

     Law for the Encouragement of Capital Investments

    Tax incentives programs which were relevant for the company until financial year 2020

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

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend (or deemed dividend, as described below) out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above.

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

We have received the requisite approval, including a final approval, for our Approved Enterprise investment programs, in accordance with the Investment Law. The above-described benefits that accompany these investment programs and our Beneficiary Enterprise investment programs (for which accompanying benefits are described below) have had the effect, historically, up to 2020 of reducing our (and before the Stratasys, Inc.- Objet Ltd. merger, Objet’s) effective consolidated tax rates considerably lower than the statutory Israeli corporate tax rate, which for 2018 and onwards has been set at 23%.

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

Furthermore, a company qualifying for tax benefits under the 2005 Amendment, which pays a dividend (or deemed dividend, as described below) out of income attributed to its Beneficiary Enterprise during the tax exemption period, will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be applicable.

The benefits available to a Beneficiary Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index and interest, or other monetary penalty.

In 2021, the Company gave notice to the Israeli tax authorities that it waived the Approved / Beneficiary Enterprise regime starting from tax year 2021.

     Tax incentives programs which may be relevant for the company as of financial year 2021

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

In 2021, the Company provided notice to the Israeli tax authorities that it waived the Approved / Beneficiary Enterprise regime starting from tax year 2021. The Company is currently considering its qualification for the 2017 amendment and the term and degree to which it may be qualified as a Preferred Technology Enterprise or Special Preferred Technology Enterprise.
Tax benefits under 2021 Amendments

        On November 15, 2021, the Investment Law was amended to reduce the ability of companies to retain the tax-exempt profits. Effective August 15, 2021, dividend distributions (or deemed distribution, as described below), will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits (as defined below).

        In parallel to the above amendment, the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax on the distribution or release within a year from such amendment of tax-exempt profits derived by Approved and Benefited Enterprises, which we refer to as Exempt Profits. The amount of the reduced tax will be determined based on a formula. In order to qualify for the reduction, the Company must invest certain amounts in productive assets and research and development in Israel.
        Following recent Israeli court ruling, certain transactions (such as acquisitions and intercompany loans) may be treated as deemed dividend distributions for the purpose of the Encouragement Law triggering corporate tax on the respective amount of the transaction.
On November 13, 2022, the Company released an amount of approximately $44.8 million out of its Exempt Profits and accordingly paid reduced tax of approximately $2.9 million.
As of December 31, 2022, we had accumulated tax-exempt income of approximately $160.6 million that is attributable to our various Approved and Beneficiary Enterprise programs. If such tax-exempt income were to be distributed, it would be taxed at the reduced corporate tax rate applicable to such income, which would have amounted to approximately $16.1 million of tax liability as of December 31, 2022.

C. Organizational Structure.

Our corporate structure includes Stratasys Ltd., our Israeli parent company, and the following main active wholly-owned subsidiary entities:

● Stratasys, Inc., a Delaware corporation, which was formerly a publicly held company and which became our indirect, wholly-owned subsidiary as a result of the Stratasys, Inc.- Objet Ltd. merger. Following our acquisition of Origin in December 2020, Stratasys, Inc. now has offices and warehouses in San Francisco, California;
● Stratasys Direct, Inc. (our parts service business unit), a California corporation;
● Stratasys AP Limited, a Hong Kong limited company, which together with several other subsidiaries (including Stratasys Japan Co. Ltd., our Japanese subsidiary, and Stratasys Shanghai Ltd., our Chinese subsidiary), carries out most of our operations in the Asia Pacific region;
● Stratasys GMBH, a German limited liability company, which together with other subsidiaries (including Stratasys Schweiz AG (Stratasys Switzerland Ltd.), our Swiss subsidiary) carries out our European operations; and
         ● Stratasys Latin America Representacao De Equipamentos Ltd., a Brazilian subsidiary, which has commenced our Brazilian operations.
We also own a 46.5% interest in Ultimaker, which includes the operations of our former subsidiary, MakerBot, and which offers a comprehensive solution set of hardware, software and materials for Desktop 3D printing.

      Please see the list of subsidiaries appended to this annual report as Exhibit 8 for a complete list of our subsidiaries as of the date of this annual report.

D. Property, Plants and Equipment.

We have dual headquarters, in Eden Prairie, Minnesota and Rehovot, Israel.

Our Eden Prairie, Minnesota headquarters (near Minneapolis) is comprised of executive offices and production facilities that encompassed, as of December 31, 2022, approximately 308,646 square feet, of which we owned 227,100 square feet, in three buildings. Those buildings served the following purposes: system assembly, inventory storage, operations and sales support; manufacturing for one of our Stratasys Direct Manufacturing paid parts service locations; research and development, filament manufacturing, administrative, marketing and sales activities; and expansion of our production capacity for systems and consumables. During 2022, we entered into a new lease of an additional 168,100 square feet for storage purposes, which increases our shipping efficiency and eliminates the cost increase for managing our inventory through third parties. We took that new space as part of our warehouse consolidation project. During 2022 we entered into a new lease of additional 168,100 square feet for storage purposes which increases our shipping efficiency and eliminate cost increase for managing our inventory by 3rd party as part of Warehouse consolidation project (3)

Our new building complex in Rehovot, Israel, which contains two buildings, is situated on a property that we purchased in 2015 and encompasses approximately 284,713 square feet. It houses our Israeli headquarters, research and development facilities and certain marketing activities. We entered the first building in January 2017 and the second building in May 2021.

As of December 31, 2022, we lease office space (except with respect to our Eden Prairie headquarters facilities and our Rehovot, Israel and Kiryat Gat, Israel facilities, where we own the property) for various purposes, as set forth in the table below. Unless otherwise stated, all of our facilities are fully utilized. Our material tangible fixed assets include, among other things, the properties listed below.

Location:	Primary Usage:	Area (Sq. Feet)
Americas:
Eden Prairie, Minnesota	U.S. headquarters	308,646
Valencia, California	Offices and warehouses	55,035
San Diego, California	Facilities	56,383
Belton, Texas	Offices and warehouses	39,680
Austin, Texas	Facilities	33,178	(1
Plymouth, Minnesota	Warehouse	168,100
Other facilities in Americas		36,543	(3
Europe and the Middle East:
Rehovot, Israel	Israeli headquarters	284,713	(2)
Kiryat Gat, Israel	Factories and warehouse	126,617
Rheinmunster, Germany	Europe main office	55,027
United Kingdom	Offices and lab space	28,945
Other facilities in EMEA	Offices and lab space	16,758
Asia Pacific:
Hong Kong	Asia Pacific main office	4,994
Japan	Sales office	13,109
China	Sales office	15,018
Other facilities in Asia Pacific	Office space	14,913

(1)	Makerbot- Brooklyn NY -36,950 sqf. Since Sep 1st Makerbot is no longer consolidated by Stratasys and therefore removed from the property list.
(1)	This square footage includes the area of the two buildings of our new Israel headquarters in Rehovot, Israel. The second of those buildings was inhabited by us in May 2021, of which 92,400 square feet was leased by us to a third party under a long-term lease and another 12,119 of square feet was leased by us to another third party for a short term lease that will expire on December 31, 2023.
(3)	The sites Skunkworks, RiverFalls and Pondview were shut down as part of Warehouse consolidation in MN. Origin office in SF will relocate to Israel headquarter during Q1-23. Valencia 2 was merged into Valencia 1

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

A. Operating Results.

Overview of Business and Trend Information

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
Our approximately 1,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production. By the end of 2022, we estimate that we derived over 32.5% of our revenues from manufacturing solutions.
A series of recent acquisitions and other transactions has strengthened our leadership in various facets of our business, and have added incremental growth engines to our platform. Our acquisition, in December 2020, of Origin Laboratories, Inc., or Origin, significantly strengthened our leadership in mass production for polymer 3D printing. Origin’s pioneering approach to additive manufacturing of end-use parts has enabled us to serve a large market with manufacturing-grade 3D printers, utilizing P3 Programmable PhotoPolymerization. Our acquisition, in the first quarter of 2021, of UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions, provided us with a complementary technology that further expanded our polymer suite of solutions across the product life cycle. Similarly, our acquisition, in November 2021, of all remaining shares of Xaar 3D Ltd. or Xaar, has begun to accelerate our growth in production-scale 3D printing. The recently completed transaction between our former subsidiary, MakerBot, a leader in desktop 3D printing, and Ultimaker, gave us a significant (approximately 46.5%) stake in a new entity that has a broad technology offering, a larger scale, and that is well-capitalized and is therefore better equipped to compete in the attractive desktop 3D printing segment. Our October 2022 asset acquisition from the quality assurance software company Riven, a Berkeley, California-based start-up, enables us to fully integrate its cloud-based software solution into our GrabCAD® Additive Manufacturing Platform, thereby enabling more manufacturing customers to adopt Stratasys solutions for end-use parts production. Our announced acquisition of Covestro’s additive manufacturing business will give us the ability to accelerate innovative developments in 3D printing materials and to thereby further grow adoption of our newest technologies, including our Origin P3™, Neo® stereolithography, and H350™ printers, with which Covestro’s resins can be used.

Business Performance in Macro-Economic Environment

     Our current outlook, as well as our results of operations in the year ended December 31, 2022, should be evaluated in light of current global macroeconomic conditions, including challenging trends that have arisen in the post-COVID-19 period. Our revenues in 2022 evidenced improvement compared to 2021, during which our recovery from the COVID-19 pandemic was ongoing, but incomplete. Our revenues in 2022 grew by 7.3% on a year-over-year basis, compared to 2021, when the COVID-19 pandemic was still adversely impacting our revenues, which percentage revenue growth reflects the adverse impacts of (i) the disposition of our former subsidiary, MakerBot, in September 2022, as well as (ii) the depreciation of European currencies against the dollar. Our improved performance in 2022 was primarily driven by a 12.6% increase in systems revenues, a 4.3% increase in consumables revenues, and a 5.1% increase in services revenues compared to 2021. Our revenues in 2022 surpassed pre-COVID-19 levels (an improvement of 2.4% compared to 2019), signaling that we have achieved full recovery from the pandemic with respect to our top-line results.

In 2022, we worked at full-capacity on a global basis, with a high percentage of our employees throughout the world having received vaccines against COVID-19 over the course of the previous year.
We continue to closely monitor macro-economic conditions, including the headwinds caused by supply chain problems, inflation, increased interest rates and other trends that have been adversely impacting economic activity on a global scale in the aftermath of the COVID-19 pandemic, and which have also adversely affected us. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences as needed. We estimate that those conditions have impacted us most notably by limiting our ability to increase our gross margins and our operating margins more significantly in the short-term, given the increased cost of goods and operating expenses associated with global supply chain problems and inflation. We have used price increases to offset those cost pressures. Assuming that those logistical issues and inflationary pressures ease, and the global economy remains relatively stable, we expect that those margins will improve, as we execute on our growth plans and as a result of a favorable products mix.
Specific developments that may potentially impact our operating performance in an adverse manner include:
  further actions taken by central banks in Europe and the U.S. to increase interest rates as a means to slow down inflation, which may worsen credit/financing conditions for our customers who purchase our products;
  potential contraction of economic activities and recessionary conditions that could arise as a result of interest rate increases and a decrease in consumer demand;
  any further government-mandated shutdowns in China due to COVID-19 outbreaks, which could slow down our supply chain; and
  the continued depreciated value of the Euro relative to the U.S. dollar, which has been having and may continue to have an adverse impact on the U.S.- denominated value of our European-derived revenues for purposes of our financial statements.
 We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.

 We ended 2022 with $327.8 million in cash, cash equivalents and short-term deposits. We believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain cost controls, which we began doing at the start of the COVID-19 pandemic, while ensuring that our NPI programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs.

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

Our most significant components of costs of revenues are costs of materials used for our products, wages and related benefits costs, which together accounted for approximately 64% of our total direct cost of revenues for the year ended December 31, 2022. An additional significant component of our costs of revenues is the amortization expense that we primarily incur in connection with developed technology assets acquired as part of our business combinations. These amortization expenses vary based on the timing and type of acquisitions and estimated useful lives of the respective intangible assets. These amortization expenses were $28.2 million, $22.4 million and $15.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. During the year ended December 31, 2020, we recorded under cost of revenues impairment charges $5.3 million, related to our definite life intangible assets. No impairment charges were recorded during 2022 and 2021. Refer to Note 8 of our consolidated financial statements included in Item 18 of this annual report.

For the year ended December 31, 2022, a hypothetical 10% rise in commodity prices for raw materials would have caused an approximate $16.5 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive loss. As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $5.1 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive loss. During 2022, we did not notice particular trends that changed, or were expected to change in the near future, the absolute or relative significance of the components of our costs of revenues in a material manner. We also believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years, as we have used price increases to offset the cost pressures caused by inflation.

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

Operating expenses

Our operating expenses for 2022 consisted of (i) research and development expenses, and (ii) selling, general and administrative expenses.

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

2022 Financial Highlights

Significant highlights of our financial performance in 2022 included:

•

 Revenues increased by $44.3 million, or 7.3%, compared to 2021. The increase reflects higher revenues in all revenue streams which resulted mainly from our new products offerings.

•   Operating expenses decreased by $5.7 million, or 1.7% compared to 2021. The decrease was primarily attributable to a reduction in contingent consideration liabilities of $18.3 million partially offset by higher employee related expenses mainly as a result of higher headcount due to our recent acquisitions.

•   Gain from deconsolidation of subsidiary of $39.1 million that resulted from the divestment of MakerBot, our previously consolidated subsidiary.

•

   Net loss amounted to $29.0 million or basic and diluted net loss per share of  $0.44 in 2022, compared to net loss of $62.0 million, or basic and diluted net loss per share of $0.98, in 2021, which was reduction in net loss mainly due to our higher gross profit of $16.4 million, and a reduction in contingent consideration liabilities of $18.3 million partially offset by higher employee related expenses and higher tax expenses.

    Total cash and cash equivalents and restricted cash amounted to $150.5 million and short-term deposits amounted to $177.4 million as of December 31, 2022, which, when aggregated together, reflected a decrease of$174.3 million compared to the corresponding total amount as of December 31, 2021. The decrease in cash, cash equivalents, restricted cash and short-term deposits in 2022 was due to increased cash used in operating, investing and financing activities, which amounted to $75.4 million, $7.2 million and $2.8 million, respectively, in 2022.

Results of Operations

We are providing within this section a discussion and analysis of our historical statement of operations data in accordance with accounting principles generally accepted in the United State of America, or GAAP. While our financial statements included in Item 18 of this annual report include data for each of the three years ended December 31, 2022, 2021 and 2020, the discussion and analysis contained in this Item 5.A is limited to a comparison of our results of operations for the years ended December 31, 2022 and 2021. For a discussion and analysis of our results for the year ended December 31, 2020, and a comparison of those results with those of the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our annual Report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on February 24, 2022.

The following table sets forth certain financial data derived from our consolidated statements of operations and comprehensive loss, presented as percentages of our revenues for the years indicated:

	Year ended December 31,
	2022	2021
Revenues	100.0%	100.0%
Cost of revenues	57.6%	57.2%
Gross profit	42.4%	42.8%
Research and development, net	14.3%	14.5%
Selling, general and administrative	37.0%	41.3%
Operating loss	(8.8)%	(13.0)%
Gain from step acquisition	0.0%	2.4%
Gain from deconsolidation of subsidiary	6.0%	0.0%
Financial income (expenses), net	0.0%	(0.3)%
Loss before income taxes	(2.7)%	(11.0)%
Taxes on income (tax benefit)	0.8%	(0.6)%
Share in profits (losses) of associated companies	(0.9)%	0.2%
Net loss	(4.4)%	(10.2)%
Net loss attributable to non-controlling interests	0.0%	0.0%
Net loss attributable to Stratasys Ltd.	(4.4)%	(10.2)%

Discussion of Results of Operations

        The below tables and related discussion present an item by item comparison of our results of operations for each of the two years ended December 31, 2022 and 2021.

Revenues

Our products and services revenues for the last two years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
			% Change
	2022	2021	2022-2021
	U.S. $ in thousands
Products	$452,124	$417,557	8.3%
Services	199,359	189,662	5.1%
	$651,483	$607,219	7.3%

Our total consolidated revenues in 2022 were $651.5 million, an increase of $44.3 million, or 7.3%, compared to 2021.

Products Revenues

Revenues derived from products (including systems and consumable materials) increased by $34.6 million, or 8.3%, in 2022 as compared to 2021 mainly due to new products offerings and higher usage of our systems, partially offset by $17.8 million as a result of unfavorable exchange rates and the impact of MakerBot divestiture.

Systems revenues increased by $25.1 million or 12.6% in 2022 as compared to 2021,partially offset by $11.4 million as a result of unfavorable exchange rates and the impact of MakerBot divestiture.
Consumables revenues increased by $9.5 million, or 4.3%, in 2022 as compared to 2021, due to higher usage of our systems, largely as a result of the return of our customers to full economic activity following the global recovery from the COVID-19 pandemic, partially offset by $6.4 million as a result of unfavorable exchange rates and the impact of MakerBot divestiture.

Services Revenues

Services revenues (including maintenance contracts and initial systems warranty, direct manufacturing paid-parts services and other professional service contracts) increased by $9.7 million, or 5.1%, in 2022 compared to 2021. Services revenues from systems warranty, maintenance contracts and other professional service contracts increased by 7.6% in 2022, due to there being a larger install base of our systems, partially offset by $3.2 million as a result of unfavorable exchange rates and the impact of MakerBot divestiture.

Revenues by Region

Revenue amounts and the percentage of our overall revenues by region for the last two years, as well as the percentage change in revenue amounts for each such region from year to year, were as follows:

	Year Ended December 31,
	2022		2021
	Revenue amount (U.S. $ in thousands)	% of overall revenues	Revenue amount (U.S. $ in thousands)	% of overall revenues
Americas*	$415,428	63.8%	$388,323	63.9%
EMEA	141,660	21.7%	130,296	21.5%
Asia Pacific	94,395	14.5%	88,600	14.6%
	$651,483	100.0%	$607,219	100.0%

*Consists of the United States, Canada and Latin America

Revenues in the Americas region increased by $27.1 million, or 7.0%, to $415.4 million in 2022 compared to $388.3 million in 2021.The increase was in all revenue streams.

Revenues in the EMEA region increased by $11.4 million, or 8.7%, to $141.7 million in 2022 compared to $130.3 million in 2021.The increase was primarily driven by higher systems revenues.

Revenues in the Asia Pacific region increased by $5.8 million, or 6.5%, to $94.4 million in 2022 compared to $88.6 million in 2021.The increase was primarily driven by higher systems revenues.

Gross Profit

Gross profit from our products and services for the last two years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,		Percentage Change (later year compared to earlier)
	2022	2021	2022-2021
	U.S. $ in thousands
Gross profit attributable to:
Products	$217,523	$206,616	5.3%
Services	58,944	53,462	10.3%
	$276,467	$260,078	6.3%

Gross profit as a percentage of revenues for our products and services for the last two years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,		Change in % (relative to earlier year %)
	2022	2021	2022-2021
	U.S. $ in thousands
Gross profit as a percentage of revenues from:
Products	48.1%	49.5%	(2.8)%
Services	29.6%	28.2%	4.9%
Total gross profit	42.4%	42.8%	(0.9)%

Gross profit attributable to products revenues increased by $11.0 million, or 5.3%, to $217.5 million in 2022, as compared to $206.6 million in 2021. Gross profit attributable to products revenues as a percentage of revenues decreased to 48.1% in 2022, as compared to 49.5% in 2021. Our gross profit from products revenues increased as a result of higher product revenues, as well as a favorable product mix, partially offset by higher amortization expenses of $5.8 million.

Gross profit attributable to services revenues increased by $5.5 million, or 10.3%, to $58.9 million in 2022 as compared to $53.5million in 2021. Gross profit from services as a percentage of services revenues in 2022 increased to 29.6% as compared to 28.2% in 2021. Our gross profit from services revenues increased as a result of higher revenues.

As the above percentages evidence, our gross margin, which has been a major focus for us, did not change in a material manner in 2022 compared to 2021, despite global economic headwinds caused by inflation and European currency depreciation against the U.S. dollar. This was largely due to our use of price increases on our products and services to help to offset cost pressures. As our new technologies ramp and our operational efficiencies continue, we expect that our gross margin will strengthen in the coming years.

Operating Expenses

The amount of each type of operating expense for the last two years, as well as the percentage change between such annual periods, and total operating expenses as a percentage of our total revenues in each such year, were as follows:

	Year Ended December 31,		Change from earlier to later year, as a % of amount in earlier year
	2022	2021	2022-2021
	U.S. $ in thousands
Research and development, net	$92,876	$88,303	5.2%
Selling, general and administrative	240,750	250,937	(4.1)%
	$333,626	$339,240	(1.7)%
Percentage of revenues	51.2%	55.9%
Operating expenses were $333.6 million in 2022, compared to operating expenses of $339.2 million in 2021. The decrease in operating expenses resulted from a reduction in contingent consideration liabilities (related to our recent acquisitions of other companies) by $18.3 million, partially offset by higher employee related and other expenses due to our recent acquisitions of $12.6 million.
Research and development expenses, net, increased by $4.6 million, or 5.2%, in 2022 compared to 2021. Research and development expenses, net, as a percentage of revenues decreased to 14.3% in 2022 compared to 14.5% in 2021, reflecting a non-material reduction. The absolute increase in research and development expenses, net in 2022 was primarily attributable to $5.7 million increase employee-related expenses as a result of higher headcount following our recent acquisitions, partially offset by the impact of MakerBot divestiture.

    Our research and development expenses were impacted by the timing of project spending and product launches based on our portfolio management. We continue to invest in strategic long-term initiatives that include advancements in our core FDM and Polyjet Technologies and in our new powder-based and photopolymer-based, SAF, P3 and stereolithography technologies, advanced composite materials, software and development of new applications that will enhance our current solutions offerings.

Selling, general and administrative expenses in 2022 decreased by $10.2 million, or 4.1%, to $240.8 million, compared to $250.9 million in 2021.The amount of selling, general and administrative expenses constituted 37.0% of our revenues in 2022, as compared to 41.3% in 2021. The decrease was mainly a result of a reduction in contingent consideration liabilities (related to our recent acquisitions) by $18.3 million, partially offset by $6.9 million higher employee related expenses and other expenses as a result of our recent acquisitions.
.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues for the last two years, as well as the percentage change in operating loss between those years, were as follows:

	Year Ended December 31,		Change from earlier to later year, as a % of amount in earlier year
	2022	2021	2022-2021
	U.S. $ in thousands
Operating loss	$(57,159)	$(79,162)	(27.8)%
Percentage of revenues	(8.8)%	(13.0)%

Operating loss for the year ended December 31, 2022 was $57.2 million as compared to an operating loss of $79.2 million for the year ended December 31, 2021. The decrease in operating loss was primarily attributable to our higher gross profit of $16.4 million, and a reduction in contingent consideration liabilities (related to our recent acquisitions) by $18.3 million, partially offset by higher employee related expenses as a result of higher headcount following our recent acquisitions.

Gain from Step Acquisition

On November 1, 2021 we acquired the remaining 55% of the equity of Xaar, for aggregate consideration of $29.3 million (we previously owned a 45% stake in Xaar). The transaction was accounted for as step acquisition and accordingly, we increased the value of our previously held equity investment to its fair value of $23.8 million, which resulted in a total purchase price of $53.1 million and a gain (in 2021) of approximately $14.4 million.

Gain From Deconsolidation Of Subsidiary

On August 31, 2022, we completed the previously-announced merger of our subsidiary MakerBot with Ultimaker, into a new company that had been created under the name Ultimaker. The transaction was accounted for as an equity method investment, and, accordingly, we recorded an investment of $105.6 million, and a net gain of $39.1 million from the deconsolidation of MakerBot.

Financial Income (Expenses), net

Financial expenses, net, which were primarily comprised of foreign currencies effects, interest income and interest expense, amounted to $0.23 million for the year ended December 31, 2022, compared to financial expenses, net, of $2.1 million for the year ended December 31, 2021.

Income Taxes

Income tax expense and income tax expense as a percentage of net loss before income taxes for the last two years, as well as the percentage change in income taxes between those years, were as follows:

	Year Ended December 31,
	2022	2021	2022-2021
	U.S. $ in thousands		Change as a % of amount in 2022
Loss before income taxes	$(17,794)	$(66,837)	(73.4)%
Income tax benefit (expense)	$(5,454)	$3,906	(239.6)%
As a percent of loss before income taxes	(30.7)%	5.8%

We had an effective tax rate of (30.7%) for the year ended December 31, 2022 as compared to an effective tax rate of 5.8% for the year ended December 31, 2021. Our effective tax rate in 2022 was primarily impacted by: (i) changes in the geographic mix of foreign taxable income and loss; (ii) a significant movement in valuation allowance and (iii) a change in uncertain tax position. Our effective tax rate in 2021 was primarily impacted by: (i) changes in the geographic mix of foreign taxable income and loss; (ii) a movement in valuation allowance; and (iii) the release of uncertain tax position due to settlement of tax audits.

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

Share in Profit (Losses) of Associated Companies

Share in profit (losses) of associated companies reflects our proportionate share of the profits of unconsolidated entities accounted for by using the equity method of accounting. During 2022, we had net losses of our equity method investments in a total amount of $5.7 million, compared to a profit of $0.9 million in 2021.The foregoing losses were mainly attributable to our equity investment in the new merged entity Ultimaker (which was the surviving entity following a merger between it and MakerBot) following the deconsolidation, in 2022, of MakerBot, which was previously held as a subsidiary of Stratasys.

Net Loss and Net Loss Per Share

Net loss, net loss as a percentage of our total revenues, and diluted net loss per share, for the last two years, as well as the percentage change in net loss between those years, were as follows:

	Year Ended December 31,
	2022	2021	2022-2021 Change (as a % of amount in 2022)
	U.S. $ in thousands
Net loss	$(28,974)	$(61,982)	(53.25)%
Percentage of revenues	(4.45)%	(10.21)%
Basic and diluted net loss per share	$(0.44)	$(0.98)	(55.38)%

Net loss for the year ended December 31, 2022 was $29.0 million, as compared to $62.0 million for the year ended December 31, 2021. The decrease in net loss was attributable to the decrease in our operating loss, partially offset by higher tax expenses.

Diluted net loss per share for the years ended December 31, 2022 and 2021 was $0.44 and $0.98, respectively. The weighted average, basic and diluted number of shares outstanding for the year ended December 31, 2022 was 66.5 million, compared to 63.5 million for the year ended December 31, 2021.

Non-GAAP Financial Measures

The following non-GAAP data for the fiscal years ended December 31, 2022 and 2021, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and restructuring-related charges or gains, legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of investments and the corresponding tax effect of those items. The items eliminated in our non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on our statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the table below.

Reconciliation of GAAP and Non-GAAP Results of Operations

		Twelve Months Ended December 31,
		2022	Non-GAAP	2022
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$276,467	$36,016	$312,483
	Operating loss (1,2)	(57,159)	70,691	13,532
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(28,974)	39,235	10,261
	Net loss per diluted share attributable to Stratasys Ltd. (4)	$(0.44)	$0.59	$0.15

(1)	Acquired intangible assets amortization expense		28,158
	Non-cash stock-based compensation expense		4,083
	Restructuring and other related costs		(174)
	Impairment charges		3,949
			36,016

(2)	Acquired intangible assets amortization expense		8,950
	Non-cash stock-based compensation expense		29,378
	Restructuring and other related costs		2,737
	Revaluation of investments		3,777
	Contingent consideration		(18,293)
	Other expenses		8,126
			34,675
			70,691

(3)	Corresponding tax effect		4,989
	Equity method related amortization, divestments and impairments		$2,285
	Adjustments attributable to non-controlling interest		406
	Gain from deconsolidation		(39,136)
			39,235

(4)	Weighted average number if ordinary shares outstanding- Basic and diluted	66,491		67,068

		Twelve Months Ended December 31,
		2021	Non-GAAP	2021
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$260,078	$30,447	$290,525
	Operating loss (1,2)	(79,162)	77,479	(1,683)
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(61,982)	57,639	(4,343)
	Net loss per diluted share attributable to Stratasys Ltd. (4)	$(0.98)	$0.91	$(0.07)

(1)	Acquired intangible assets amortization expense		22,392
	Non-cash stock-based compensation expense		3,093
	Restructuring and other related costs		1,642
	Impairment charges		3,320
			30,447

(2)	Acquired intangible assets amortization expense		8,878
	Non-cash stock-based compensation expense		27,884
	Impairment of long-lived assets		1,447
	Restructuring and other related costs		2,743
	Revaluation of investments		(1,303)
	Contingent consideration		570
	Other expenses		6,813
			47,032
			77,479

(3)	Corresponding tax effect		(864)
	Equity method related amortization, divestments and impairments		(4,576)
	Gain from step acquisition		$(14,400)
			$57,639

(4)	Weighted average number if ordinary shares outstanding- Basic and diluted	63,471		63,471

Forward-looking Statements and Factors That May Affect Future Results of Operations

See “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report (following the table of contents).

Variability of Operating Results

Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the timing, number and mix of products sold and the average selling price of the products, and are also affected by the seasonality of our business. In addition, due to competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future. In the wake of the COVID-19 pandemic, it is also useful to gauge the variability of our operating results on a linear basis, for each quarter compared to the previous one, in addition to on a year-over-year basis, compared to the corresponding period of the prior year. We have not seen a steady pattern as to the level of demand for our products in particular quarters of the year since the second quarter of 2020. Nevertheless, in our outlook for 2023, we expect our revenues to grow sequentially, largely because of expected new product introductions later as the year progresses.

Our future results will be affected by a number of factors, including our ability to: increase the number of products sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost controls plan succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations, commodity prices and economic conditions in the geographic areas in which we operate. Macro factors, including global economic headwinds caused by inflation, changes in interest rates, and supply chain conditions, as impacted by geopolitical developments such as the status of the Russian invasion of Ukraine and U.S.-China relations, and macro factors particular to our industry, such as the extent of growth of the 3D printing market generally, may also impact our operating results. There can be no assurance that our historical performance in revenues, gross profit and net income (loss) will improve, or that revenues, gross profit and net income (loss) in any particular quarter will improve, over the results reflected in preceding quarters, including comparable quarters of previous years. See Item 3.D - “Risk Factors” above

Effective Corporate Tax Rate

See “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.

In 2022, we generated losses mainly from our Israeli parent company and its US subsidiaries, with no tax benefit being recorded for those losses, as the near-term realization of these assets is uncertain.
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

B. Liquidity and Capital Resources

A summary of our consolidated statement of cash flows for the last two years is set forth in the below table. While our financial statements included in Item 18 of this annual report include cash flow data for each of the three years ended December 31, 2022, 2021 and 2020, the discussion contained in this Item 5.B is limited to a comparison of our liquidity and capital resources— including cash flows— for the years ended December 31, 2022 and 2021. For a discussion of our cash flows for the year ended December 31, 2020, and a comparison of those cash flows with those for the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on February 24, 2022.

	Year Ended December 31,
	2022	2021
	U.S $ in thousands
Net loss	$(28,974)	$(61,982)
Impairment of other long-lived assets	3,865	1,447
Depreciation and amortization	59,769	56,096
Stock-based compensation	33,461	30,977
Foreign currency transactions gain (loss)	9,090	3,446
Gain from deconsolidation of subsidiary	(39,136)	-
Deferred income taxes, net and uncertain tax positions	926	(12,380)
Other non-cash items, net	(9,079)	(13,736)
Change in working capital and other items	(105,327)	31,956
Net cash provided by operating activities	(75,405)	35,824
Net cash used in investing activities	(7,213)	(291,165)
Net cash provided by financing activities	(2,769)	227,311
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(7,220)	(893)
Net change in cash, cash equivalents and restricted cash	(92,607)	(28,923)
Cash, cash equivalents and restricted cash, beginning of year	243,293	272,216
Cash, cash equivalents and restricted cash, end of year	$150,686	$243,293

Our cash, cash equivalents and restricted cash balances decreased to $150.7 million as of December 31, 2022 as compared to $243.3 million as of December 31, 2021. The decrease in cash, cash equivalents and restricted cash in 2022 was mainly due to cash flows used in operating activities.

Cash flows from operating activities

Year ended December 31, 2022

We used $75.4 million of cash in our operating activities during 2022. Cash used in operating activities reflected our net loss of $29.0 million, negative changes in our working capital of $105.3 million, depreciation, amortization and impairment charges of long-lived assets in an aggregate amount of $63.6 million, stock-based compensation of $33 million and foreign currency transactions gains of $9.1 million, which were partially offset by $39.1 million gain from deconsolidation of our former subsidiary MakerBot and $9.1 million of changes in other non-cash items, net. Changes in working capital of $105.3 million were mainly driven by an increase in inventory of $87.3 million as a result of increased purchases aimed at building up our inventory, as well as an increase in accounts receivables of $15.4 million, partially offset by an increase in accounts payable of $20.9 million, as a result of an increase in the level of our ongoing operations in the year ended December 31,2022.

Year ended December 31, 2021

We generated $35.8 million of cash from our operating activities during 2021. Cash generated in operations derived from our net loss of $62 million, as adjusted primarily due to non-cash items including depreciation, amortization and impairment charges of goodwill and long-lived assets in an aggregate amount of $57.5 million, and stock-based compensation of $31 million and foreign currency transactions gains and a movement in deferred income taxes, which were partially offset by $13.7 million movement in other non-cash items net. Favorable changes in our working capital balances were mainly driven by an increase in our accounts payable balance.

Cash flows from investing activities

Year ended December 31, 2022

We used $7.2 million of cash in our investing activities during 2022. The net cash use during 2022 mostly reflected $69.1 million used for investments in unconsolidated entities (mainly Ultimaker), and $13.6 million that we invested for the purchase of property and equipment, partially offset by net proceeds that we withdrew from short-term bank deposits.

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

Cash flows from financing activities

Year ended December 31, 2022

We used $2.8 million of cash in our financing activities during 2022. These financing activities were mostly related to contingent consideration that we paid for acquisitions.

Year ended December 31, 2021

We generated $227.3 million of cash from financing activities during 2021. The increase from financing activities was primarily due to the follow-on public offering of shares in a net amount of $218.9 million that we completed in March 2021.

Capital resources and capital expenditures

Our total current assets amounted to $697.3 million as of December 31, 2022, of which $327.8 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $210.7 million as of December 31, 2022.

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

 Additional factors potentially impacting capital resources

We are obligated to our suppliers under ordinary course purchase orders in an aggregate amount of approximately $144.8 million as of December 31, 2022. All of those obligations will become due over the course of the 2023 year.

We have also committed to make potential future payments to third parties as part of our acquisitions of Origin and Xaar. These payments are contingent upon the occurrence of certain future events and, given the nature of these events, it is unclear when, if ever, we may be required to pay such amounts. The total contingent payments could reach an aggregate amount of up to $61 million.

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

E. Critical Accounting Estimates

For a description of our significant accounting policies, see note 1 to our consolidated financial statements included in Item 18 of this annual report.

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. We base our judgments on our experience and on various assumptions that we believe to be reasonable under the circumstances.

Of our policies, the following are considered the most critical to an understanding of our consolidated financial statements as they require the application of the most subjective and complex judgment, involving critical accounting estimates and assumptions impacting our consolidated financial statements. We have applied our policies and critical accounting estimates consistently across our businesses:

  Business combination
  Intangibles
  Goodwill
  Income taxes

We base our estimates on historical experience and on various other assumptions which we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results could differ materially from the estimates we use in applying these policies.

Business combination

In accordance with ASC Topic 805, “Business Combination”, we allocate the fair value of purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill.

Fair value estimates are based on the assumptions management believes a market participant would use in pricing the asset or liability.

In the Company’s recent acquisitions, intangible assets and goodwill represented a majority of the assets acquired. Assessing fair values of intangible assets acquired in a business combination involves significant judgment about future events and uncertainties and depends on estimates and assumptions. Significant estimates utilized in valuating intangible assets include discount rates and future expected cash flow, which rely upon assumptions such as the useful life of the assets, revenue growth rates and margins projections, technological obsolescence and income tax rate assumptions.

Contingent consideration incurred in a business combination is included as part of the consideration transferred and recorded at fair value as of the acquisition date. Estimating the fair value involves significant judgment and is based on significant assumptions relating to the estimate, such as discount rates, internal cash flows forecast for the relevant period during which the financial metrics should be achieved and the timing and amounts of the contingent payments.
Amounts recorded in a business combination in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date, as additional information about conditions existing at the acquisition date may become available. In addition, each reporting period thereafter, the Company revalues the contingent consideration payments and deferred payments which are classified as liabilities and records the changes in their fair value in the consolidated statements of operations and comprehensive loss.
On December 31, 2020 we acquired 100% of the outstanding shares of Origin Laboratories Inc. or “Origin” for an aggregate purchase price of $97.1 million, including cash and shares and we are obligated to pay additional payments (combination of cash and shares) subject to performance-based earnouts over 3 years.

On November 1, 2021 we acquired the remaining 55% equity interest of Xaar 3D, for aggregate consideration of $29.3 million. We paid cash upon closing and we are obligated to make additional earn-out payments and royalty payments on products and services sales for up to 15 years. We accounted for the transaction as a step acquisition and accordingly we increased the value of our previously held equity investment to its fair value of $23.8 million, which resulted in a total purchase price of $53.1 million and a gain of approximately $14.4 million.

See note 2 to our consolidated financial statements for further details on the business combination transactions.

Intangibles

Most of our identifiable intangible assets were recognized as part of business combinations we have executed in the current and prior periods. Our identifiable intangible assets are considered definite life intangible assets and are primarily comprised of developed technology, trademarks and trade names, customer relationships and patents. Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life.

Our determination of the fair value of the intangible assets acquired involves the use of significant estimates and assumptions. Refer to the “Business combination” section above. We believe that the fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that a market participant would use. Should conditions differ from management’s estimates at the time of the acquisition, including changes in volume or timing to current expectations of future revenue growth rates and forecasted margins, or changes in market factors outside of our control, such as discount rates, material write-downs of intangible assets may be required, which would adversely affect our operating results.

We monitor events and changes in circumstances that could indicate carrying amounts of intangible assets may not be recoverable. We review the carrying amounts of our intangible assets for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators may include any significant changes in the manner of our use of the assets or the strategy of our overall business, certain reorganization initiatives, significant negative industry or economic trends and significant decline in our share price for a sustained period.

When such events or changes in circumstances occur, we compare the carrying amounts of the asset or assets groups with their respective estimated undiscounted future cash flows. If the asset or assets group are determined to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the asset or assets group exceed their fair value.

During the years ended December 31, 2022, and 2021, we did not record any impairment charges related to our definite life intangible assets.

In 2022, additional intangible assets of $5.2 million were recognized by us as part of our asset acquisition from Riven, a quality assurance company.

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. The goodwill balance as of December 31, 2022 and 2021 resulted from our recent acquisitions. No goodwill impairment was recorded during the years ended December 31, 2022 and 2021.
Determining the fair value of our reporting units requires significant judgment, including judgments about the appropriate terminal growth rates, weighted average costs of capital and the amounts and timing of projected future cash flows. Fair value determinations are sensitive to changes in underlying assumptions, estimates, and market factors. Projected future cash flows are based on our most recent budget, forecasts and strategic plans as well as certain growth rate assumptions. Potential changes in our costs and operating structure, the expected timing of utilization of synergies, strategic opportunities, negative effect of exchange rates and overall weakness in the 3D printing marketplace, could negatively impact our near-term cash-flow projections and could trigger a potential impairment of our goodwill. In addition, failure to execute our strategic plans as well as increases in weighted average costs of capital could negatively impact the fair value of our reporting units, and increase the risk of goodwill impairment in the future.

We will continue to monitor the fair value of our reporting units to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, further significant decline in our share price, changes in management’s business strategy or downward changes of our cash flows projections, warrant further interim impairment testing.

See note 7 to our consolidated financial statements for further details on the goodwill impairment test in 2022.

Income Taxes

Our effective tax rate is primarily impacted by the geographical mix of taxable income and loss. We record a tax provision for the anticipated tax consequences of our reported operating results. The provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws and tax rates in the jurisdictions in which we operate. We are subject to income taxes in Israel, the U.S. and other foreign jurisdictions. Determination of taxable income in any jurisdiction requires the Company to interpret the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, currency exchange restrictions or the Company’s level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of current and deferred tax balances and hence the Company’s net income.
Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In evaluating the exposure associated with our various tax filing positions, we record reserves for uncertain tax positions in accordance with US GAAP, based on the technical support for the positions and our past audit experience with similar positions. For those tax positions where it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Although we believe our tax positions comply with applicable tax laws and we intend to defend our positions, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax reserves and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related estimated interest and penalties. The Company’s liability for these unrecognized tax benefits totaled $6.0 million at December 31, 2022 (see Note 9 to our consolidated financial statements for additional information).
   We estimate the degree to which deferred tax assets will result in a benefit, after consideration of all positive and negative evidence, and provide a valuation allowance for deferred tax assets that we believe more likely than not will not be realized. In situations in which we are able to determine that our deferred tax assets will be realized, that determination generally relies on future reversals of taxable temporary differences and expected future taxable income. Significant judgment required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we considered all available evidence, including past operating results, the most recent projections for taxable income, and prudent and feasible tax planning strategies. We reassess our valuation allowance periodically and if future evidence allows for a partial or full release of the valuation allowance, we reverse the related valuation allowance. Any such reversals are recorded as a reduction of our tax provision. The tax valuation allowance totaled $699.7 million at December 31, 2022 (see Note 9 to our consolidated financial statements for additional information). Should our actual future taxable income by tax jurisdiction vary from estimates, additional allowances or reversals thereof may be necessary.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

The following table lists the names and ages of our current directors, as well as the names, ages and positions of the current members of our senior management, as of the filing date of this annual report:

Name	Age	Position
Dov Ofer	68	Chairman of the Board of Directors
S. Scott Crump	69	Director
John J. McEleney	60	Director
Ziva Patir	72	Director
David Reis	62	Director
Michael Schoellhorn	57	Director
Yair Seroussi	67	Director
Adina Shorr	62	Director
Yoav Zeif	56	Chief Executive Officer
Eitan Zamir	46	Chief Financial Officer
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

Eitan Zamir has served as our Chief Financial Officer since February 2022. He joined Stratasys in 2019 and thereafter has overseen all external financial reporting, accounting, tax, treasury, and Sarbanes-Oxley compliance for the organization along with extensive involvement in capital raising and M&A activities. Prior to joining Stratasys, Mr. Zamir was a Partner at Price Waterhouse Coopers (PwC), based in Tel Aviv and New York. Mr. Zamir is a certified public accountant who earned his bachelor’s degree, with honors, in accounting and economics from the Hebrew University in Jerusalem, and a Master of Science with an emphasis in financial management from Tel Aviv University.

Arrangements for Election of Directors and Members of Management; Family Relationships

There are no arrangements or understandings pursuant to which any of our directors or members of senior management were selected for their roles. There are also no family relationships among any directors or members of our senior management.

B. Compensation.

The following table presents all compensation that we paid, or accrued, during the year ended December 31, 2022 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table includes amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during that period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid or Accrued (1)	Pension, Retirement and Other Similar Benefits Accrued
All directors and members of senior management as a group (2)	$2,360,953(3)	$254,319
*The amount 2,360,953 below should ONLY include payment related to 2021 (2021 bonus).

(1)

Does not include the value attributable to stock option or restricted stock unit (RSU) grants. For a discussion of stock option and RSU grants to our directors and members of senior management, see below.

(2)	Comprised of the current directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above.
(3)
This compensation amount for the year ended December 31, 2022 excludes an aggregate of $0.8 million of bonuses that were paid in 2022 in respect of services that had been performed during the previous year.

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

Director Compensation

The following table sets forth the directors’ fees, salary or other compensation (excluding value attributable to RSU grants and stock option grants, and excluding reimbursement for reasonable expenses incurred in connection with services) that are payable to each of our current directors, as most recently approved by our shareholders at our November 2021 annual general meeting of shareholders:
Name of Director	Annual Fee/Salary (1)	Annual Board Committee Retainer (and/or Chairman Retainer)
Dov Ofer	$200,000(2)	-
S. Scott Crump	$60,000	-
John J. McEleney	$60,000	$30,000(3)
Ziva Patir	$60,000	$10,000(4)
David Reis	$60,000	$10,000(5)
Michael Schoellhorn	$60,000	-
Yair Seroussi	$60,000	$20,000(6)
Adina Shorr	$60,000	$10,000(7)

(1)

The amounts reflected in the “Annual Fee/Salary” column do not include additional annual retainer amounts payable to each director who serves (including as chairman) on a committee of our board of directors, which additional amounts are reflected in the “Annual Board Committee Retainer (and/or Chairman Retainer)” column.

(2)	Mr. Ofer’s compensation as our Chairman of the Board was approved by our shareholders at our 2020 annual general meeting of shareholders in November 2020.

(3)	Consists of the $20,000 annual retainer for serving as chairman of the compensation committee, plus a $10,000 annual retainer for serving on the audit committee.

(4)	Constitutes the $10,000 annual retainer for serving on the compensation committee.

(5)	Constitutes the $10,000 annual retainer for serving on the compensation committee

(6)	Constitutes the $20,000 annual retainer for serving as chairman of the audit committee.

(7)	Constitutes the $10,000 annual retainer for serving on the audit committee.

Director/Officer Equity Compensation

Grants to independent/non-employee directors

At our 2021 annual general meeting of shareholders, our shareholders (in addition to approving the above-listed annual cash fee amounts) approved the following annual equity package for each of our independent and/or non-executive directors, which, as of the present time, includes all current members of the board:
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
Other Terms: The other terms of the RSUs/ options to purchase ordinary shares granted annually to our non-employee directors shall be in accordance with our then-effective equity incentive plan (currently, our 2022 Share Incentive Plan(defined below)). For a description of the terms of our stock option and share incentive plans, see “Share Ownership - Stock Option and Share Incentive Plans” in Item 6.E below.

Office Holder Compensation

The table below outlines the compensation granted to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2022, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)

Name and Principal Position (2)	Base Salary	Variable Compensation (3)	Benefit and Perquisites (4)	Total Compensation, Excluding Equity-Based Compensation	Equity-Based Compensation (5)	Total
Yoav Zeif, CEO	$626,158	$488,404	$246,628	$1,361,190	$2,075,994	$3,437,184

Guy Yair, ROW President	339,298	135,595	132,373	607,266	580,829	$1,188,096

Omer Kreiger, EVP Products	336,515	131,229	119,313	587,058	558,315	$1,145,373

Richard Garrity, Chief Industrial Business Unit Officer	333,512	145,107	32,897	511,516	576,462	$1,087,978

Yossi Azarzar, COO	$322,024	$142,740	$109,683	$574,447	$465,608	$1,040,055

(1)	All amounts reported in the table are in terms of cost to the Company in U.S. dollars, as recorded in our financial statements.

(2)

All current executive officers listed in the table are full-time employees or consultants of our company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2022.

(3)	Amounts reported in this column refer to commission, incentive and the maximum contractual bonus payments potentially payable for 2022.

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

(5)

Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2022 with respect to equity-based compensation. Equity-based compensation is determined based on the awards’ fair value on their grant date. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements, which are included in Item 18 of this annual report.

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

In May 2016, we elected to be governed by a then-newly-adopted exemption under the Companies Law regulations that exempts us from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our board of directors. Our eligibility for that exemption is conditioned upon: (i) the continued listing of our ordinary shares on the Nasdaq Stock Market (or one of a few select other non-Israeli stock exchanges); (ii) there not being a controlling shareholder (generally understood to be a 25% or greater shareholder) of our company under the Companies Law; and (iii) our compliance with the Nasdaq Listing Rules requirements as to the composition of (a) our board of directors-which requires that we maintain a majority of independent directors (as defined under the Nasdaq Listing Rules) on our board of directors and (b) the audit and compensation committees of our board of directors (which require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the Nasdaq Listing Rules). At the time that it determined to exempt our company from the external director requirement, our board affirmatively determined that we meet the conditions for exemption from the external director requirement, including that a majority of the members of our board, along with each of the members of the audit and compensation committees of the board, are independent under the Nasdaq Listing Rules.

As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors is elected annually, at our annual general meeting of shareholders. The vote required for the election of each director is a majority of the voting power represented at the meeting and voting on the election proposal. Following our 2022 annual general meeting of shareholders that took place in September 2022, the current members of our board consist of the Chairman - Dov Ofer, S.Scott Crump, John J. McEleney (Chairman of the Compensation Committee), Ziva Patir, David Reis, Michael Schoellhorn, Yair Seroussi (Chairman of the Audit Committee) and Adina Shorr. For more information, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below.

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

For further information concerning the Companies Law provisions related to external directors, please see “Item 6. Directors, Senior Management and Employees-C. Board Practices-Board of Directors-External Directors” in our annual report on Form 20-F for the year ended December 31, 2015, which we filed with the SEC on March 21, 2016.

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

Under the Companies Law, our audit committee is responsible for (i) determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices, (ii) determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary) (see “-Approval of related party transactions under Israeli Law” below in this Item 6.C), (iii) determining standards and policies for determining whether a transaction with a controlling shareholder or a transaction in which a controlling shareholder has a personal interest is deemed insignificant or not and the approval requirements (including, potentially, the approval of the audit committee) for transactions that are not insignificant including the types of transactions that are not insignificant, (iv) where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board and propose amendments thereto, (v) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (vi) examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor and (vii) establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees. Our audit committee may not approve an action or a related party transaction, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Compensation Committee and Compensation Policy

Following the adoption of a December 2012 amendment to the Companies Law, we appointed a compensation committee and established a policy regarding the terms of engagement of office holders, or a compensation policy. Such compensation policy was set by our board, after considering the recommendations of our newly-appointed compensation committee, and was approved by our shareholders in September 2013. In February 2015 and again in September 2018 and November 2021, following approval by our compensation committee and board, our shareholders approved amended and restated versions of our compensation policy at an extraordinary general meeting of shareholders and at our 2018 and 2021 annual general meetings of shareholders (respectively).

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

The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be present during committee deliberations (as described under “-Approval of Related Party Transactions Under Israeli Law—Fiduciary Duties of Directors and Executive Officers—Disclosure of Personal Interests of an Office Holder” below).

The Nasdaq Listing Rules also require that the compensation of the chief executive officer and all other executive officers of our company be determined, or be recommended to the board for determination, by a compensation committee consisting solely of independent directors (subject to a minimum of two committee members).

We initially appointed our compensation committee in mid-2013. The committee currently consists of John McEleney, Ziva Patir and David Reis. John McEleney serves as chairman of the committee. Our board of directors has determined that each of Mr. McEleney, Ms. Patir and Mr. Reis meets the independence requirements set forth in the Listing Rules of the Nasdaq Stock Market and in Rule 10C-1 under the Exchange Act.

Nominating Committee

Our board of directors does not currently have a nominating committee, as director nominations are made in accordance with the terms of our articles, as described in “-Board of Directors” above. We rely upon the exemption available to foreign private issuers under the Listing Rules of the Nasdaq Stock Market from the Nasdaq listing requirements related to independent director oversight of nominations to our board of directors and the adoption of a formal written charter or board resolution addressing the nominations process. Also see Item 16.G “Corporate Governance” below.

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

The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. Irena Ben-Yakar, of Deloitte Israel & Co. has served as our internal auditor since February 2021.

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

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our compensation committee and our board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders. See “-Approval of Related Party Transactions Under Israeli Law—Fiduciary Duties of Directors and Executive Officers” above in this Item 6.C.

Our amended articles permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

We have obtained directors and officers liability, or D&O, insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. Under our amended compensation policy (as approved by our shareholders at our 2021 annual general meeting), our D&O insurance is governed by the following guidelines:

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

D. Employees

The number of our full-time equivalent employees, and the distribution of employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2022, 2021 and 2020 are set forth in the two tables below.

Region	2022	2021	2020
Americas*	1,098	1,148	1,182
Israel	531	477	458
Europe	302	269	192
Asia Pacific	131	145	149
Total	2,062	2,039	1,981

	Number of full-time equivalent employees
Division	2022	2021	2020
Operations and support	620	689	696
Research and development	360	358	358
Customer service	241	264	260
Sales and marketing	495	353	295
General and administrative	346	375	372
Total	2,062	2,039	1,981
* Includes employees in Latin America.

During the years covered by the above tables, we did not employ a significant number of temporary employees.

The size of our workforce did not change substantially in 2022 compared to 2021 The number of our employees in Israel and Europe grew slightly, whereas the number of employees in the Americas region (and in the United States in particular) decreased, mainly due to our divestiture of MakerBot (which was based in Brooklyn, New York). The changes in 2022 as to the divisions in which our employees worked primarily reflect the revised categorization of some of our employees’ positions following certain organizational restructurings, which we effected based on the recommendations of an outside consultant.
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

E. Share Ownership.

The following table lists, as of February 14, 2023, the number of our ordinary shares owned, and stock options held, by each of the directors and members of our senior management who served as such during the year ended December 31, 2022:

	Shares of Stratasys(1)		Stratasys stock options and RSUs(2)
			Number held(4)
Name	Number of shares beneficially owned(3)	Percent of outstanding shares beneficially owned (3)	Already vested or vesting within 60 days	Not vesting within 60 days	Exercise price per Share (for options)	Expiration Date (for options)
Dov Ofer	103,541 (5)	*	10,000	—	$23.41	July 18, 2027
Chairman of the Board			10,000	—	$21.82	September 13,2028
			37,500	—	$22.28	October 4, 2028
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			—	11,326	$6.18	December 26, 2032
			—	5,340	$—	December 26, 2032
S. Scott Crump	589,409 (6)	*	100,000	—	$82.15	June 21, 2023
Director			100,000	—	$19.96	April 6, 2027
			4,745	—	$25.03	November 23, 2031
			2,948	4,422	$9.50	September 15, 2032
			1,947	2,921	$—	September 15, 2032
John J. McEleney	78,936 (7)	*	16,500	—	$82.15	June 21, 2023
Director			10,000	—	$21.44	June 4, 2026
			10,000	—	$23.41	July 18, 2027
			10,000	—	$19.59	September 13, 2028
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			2,948	4,422	$9.50	September 15 ,2032
			1,947	2,901	$—	September 15 ,2032
Ziva Patir	77,123 (8)	*	29,582	—	$82.15	June 21, 2023
Director			10,000	—	$21.44	June 4, 2026
			10,000	—	$23.41	July 18, 2027
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			—	11,326	$6.18	December 26, 2032
			—	5,340	$—	December 26, 2032
David Reis	73,541 (9)	*	37,500	—	$22.28	October 4, 2028
Director			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			—	11,326	$6.18	December 26, 2032
			—	5,340	$—	December 26, 2032
Michael Schoellhorn	22,436 (10)	*	10,000	—	$19.61	November 30, 2030
Director			4,745	—	$25.03	November 23, 2031
			2,948	4,422	$9.50	September 15, 2032
			1,947	2,921	$—	September 15, 2032
Yair Seroussi	47,541 (11)	*	10,000	—	$23.41	July 18, 2027
Director			10,000	—	$21.82	September 13, 2028
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			—	11,326	$6.18	December 26, 2032
			—	5,340	$—	December 26, 2032
Adina Shorr	71,011 (12)	*	10,000	—	$22.47	October 13, 2028
Director			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			—	11,326	$6.18	December 26, 2032
			—	5,340	$—	December 26, 2032
Yoav Zeif	54,429 (13)	*	—	150,000	$16.41	February 18, 2030
Chief Executive Officer			—	150,000	$16.41	February 18, 2030
			33,278	39,091	$—	—
			13,385	22,800	$—	—
			—	16,632	$—	February 22, 2032
			—	33,264	$—	February 22, 2032
Eitan Zamir	*(14)	*
*Chief Financial Officer

*	Constitutes less than 1% of our outstanding shares.

(1)	All of our shares (including shares held by directors and members of senior management) have identical voting rights.

(2)	For a description of our equity incentive plans, please see “Stock Option and Share Incentive Plans” in this Item below. All options and RSUs granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.

(3)	In accordance with Rule 13d-3 under the Exchange Act, the number of shares and the percentages shown for individual directors and officers include any ordinary shares underlying stock options and RSUs held by any such person that vest within 60 days of February 14, 2023 and that are also reflected in the column titled “Stratasys stock options and RSUs—Number held — Already vested or vesting within 60 days.” Further in keeping with such Rule 13d-3, the computation of percentage ownership is based upon 67,420,973 ordinary shares outstanding at February 14, 2023, plus such number of ordinary shares as such person (but not any other person) had the right to receive upon the exercise or settlement of vested stock options or RSUs (as applicable) within 60 days thereof.

(4)	Each stock option is exercisable for one ordinary share, and each RSU represents the right to receive one ordinary share.

(5)	Consists of (i) 21,296ordinary shares that have been issued to Mr. Ofer following the vesting and settlement of RSUs, and (ii) 82,245 ordinary shares issuable to Mr. Ofer upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2023

(6)	Consists of (i) 200,679 ordinary shares held by Mr. Crump, (ii) 176,294 ordinary shares owned of record by Mr. Crump’s wife, (iii) 2,796 ordinary shares that have been issued to Mr. Crump following the vesting and settlement of RSUs, 207,693 ordinary shares issuable to Mr. Crump upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2022, and (iv) 1,947 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2023.

(7)	Consists of (i) 2,796 ordinary shares that have been issued to Mr. McEleney following the vesting and settlement of RSUs, (ii) 74,193 ordinary shares issuable to Mr. McEleney upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2023, and (iii) 1,947 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2023.

(8)	Consists of (i) 2,796 ordinary shares that have been issued to Ms. Patir following the vesting and settlement of RSUs, and (ii) 74,327 ordinary shares issuable to Ms. Patir upon the exercise of options granted to her that have vested or will vest within 60 days of February 14, 2023

(9)	Consists of (i) 52,245 ordinary shares issuable to Mr. Reis upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2023, (ii) 15,129 ordinary shares underlying RSUs that have vested and may be settled within 60 days of February 14, 2023, and (iii) 6,167 ordinary shares underlying PSUs that have vested and may be settled within 60 days of February 14, 2023.

(10)	Consists of (i) 2,796 ordinary shares that have been issued to Mr. Schoellhorn following the vesting and settlement of RSUs, (ii) 17,693 ordinary shares issuable to Mr. Schoellhorn upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2023, and (iii) 1,947 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2023.

(11)	Consists of (i) 2,796 ordinary shares that have been issued to Mr. Seroussi following the vesting and settlement of RSUs, and (ii) 44,745 ordinary shares issuable to Mr. Seroussi upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2023.

(12)	Consists of (i) 33,470 ordinary shares held by Ms. Shorr, (ii) 2,796 additional ordinary shares that have been issued to Ms. Shorr following the vesting and settlement of RSUs, and (iii) 34,745 ordinary shares issuable to Ms. Shorr upon the exercise of options granted to her that have vested or will vest within 60 days of February 14, 2023.

(13)	Consists of (i) 7,766 ordinary shares held by Mr. Zeif, and (ii) 46,663 ordinary shares underlying RSUs that have vested and may be settled within 60 days of February 14, 2023.

(14)	Because Mr. Zamir beneficially owns less than 1% of our outstanding ordinary shares and his beneficial ownership has not previously been disclosed to our shareholders or otherwise made public, it is being omitted from this annual report pursuant to an allowance provided by the SEC’s Form 20-F.

Stock Option and Share Incentive Plans

On September 16, 2022, our existing 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective at the effective time of the Stratasys, Inc.- Objet Ltd. merger in December 2012, expired. In order to enable our Company to continue to provide share-based long-term incentive compensation after the expiration of the 2012 Plan, our compensation committee and our Board each approved our 2022 Share Incentive Plan (the “2022 Plan”), which our shareholders approved at our annual general meeting held on September 15, 2022. Outstanding awards under the 2012 Plan will continue to be subject to the terms of the 2012 Plan, notwithstanding the expiration of that plan.

The following sets forth certain information with respect to our current stock option and share incentive plans. The following descriptions are only a summary of each plan and each is qualified in its entirety by reference to the full text of the respective plans, which serve as exhibits to this annual report.

Upon the expiration of each of our stock option and share incentive plans, no further grants may be made thereunder, although any existing awards will continue in full force in accordance with the terms under which they were granted.

2012 Omnibus Equity Incentive Plan

For a description of our 2012 Plan, please see “Item 6. Directors, Senior Management & Employees—E. Share Ownership— Stock Option and Share Incentive Plans— 2012 Omnibus Equity Incentive Plan” in our annual report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on February 24, 2022.

2022 Share Inactive Plane

Under the 2022 Plan, we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete. Following the adoption of the 2022 Plan, we will no longer grant any awards under the 2012 Plan, though previously granted awards under the 2012 Plan will remain outstanding and will still be governed by the terms of the 2012 Plan.

    Authorized Shares.    Upon its effectiveness, the 2022 Plan had a total of 1,574,000 ordinary shares reserved and initially available for issuance, consisting of 1,296,494 newly authorized shares and 277,506 shares that will be rolled over from the 2012 Plan, which were already approved for issuance by our shareholders at previous annual general meetings (which shares will be unused under the 2012 Plan as of its expiration on September 16, 2022). Out of that initial pool of shares, the number of ordinary shares that may be issued upon the exercise of incentive stock options (within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) (“Incentive Stock Options”) is capped at 1,574,000.

    In addition to the foregoing 1,574,000 ordinary shares initially available under the 2022 Plan, up to 5,432,789 ordinary shares that underlie outstanding awards under the 2012 Plan (and which were also already approved for issuance under the 2012 Plan by our shareholders at previous annual general meetings), may, (i) if the related award expires or is canceled, terminated, forfeited, repurchased or settled in cash in lieu of issuance of shares, for any reason, without having been exercised, or (ii) if permitted by us, if are tendered to pay (x) the exercise price of an award or (y) withholding tax obligations, will, in any such case, become available for issuance under the 2022 Plan. Similarly, ordinary shares from among the initial 1,574,000 shares reserved under the 2022 Plan that become subject to an award and are ultimately not issued (for any of the foregoing reasons) will become available once again under the 2022 Plan.
    In keeping with the recommendation of institutional shareholder and proxy advisory groups, the 2022 Plan does not contain an “evergreen” provision that provides for an automatic annual increase in the number of ordinary shares available under the plan. Instead, we will request shareholder approval for any increase in the pool of shares available under the 2022 Plan.
    Administration.    A duly authorized committee of our Board (which, based on prior authorization by our Board, is our compensation committee), or, in the absence of any such committee, the Board itself, will administer the 2022 Plan. Under the 2022 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2022 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards and take all actions and make all other determinations necessary for the administration of the 2022 Plan.
    Eligibility.    The 2022 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Tax Ordinance (the “Ordinance”) and Section 3(i) of the Ordinance, and, for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.
    Awards.    The 2022 Plan provides for the grant of share options (including Incentive Stock Options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors and any other persons or entities who provides services to the company or any parent, subsidiary or affiliate thereof, subject to the terms and conditions of the 2022 Plan. Options granted under the 2022 Plan to our employees who are U.S. residents may qualify as Incentive Stock Options, or may be non-qualified stock options.
    Grant and Exercise.    All awards granted pursuant to the 2022 Plan will be evidenced by an award agreement in a form approved, from time to time, by the administrator in its sole discretion. Unless otherwise determined by the administrator and stated in the award agreement, and subject to the conditions of the 2022 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award, on the first anniversary of the vesting commencement date determined by the administrator (and in the absence of such determination, the date on which such award was granted), and 6.25% of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to the Company throughout such vesting dates. The exercise period of an award will be ten years from the date of grant of the award, unless otherwise determined by the administrator and stated in the award agreement.
    Termination of Employment.    In the event of termination of a grantee’s employment or service with the Company or any of its affiliates (including by reason of death, disability or retirement), different rules apply as to the length of time during which all vested and exercisable awards held by such grantee as of the date of termination may be exercised after such date of termination. In the case of termination due to death during employment or service for the Company or any of its affiliates, or within the three month period (or such longer period of time as determined by the Board, in its discretion) after the date of termination, any outstanding awards shall automatically vest (to the extent not yet vested).

    Any awards which are unvested as of the date of such termination (other than in the case of death, as described above) or which are vested but not then exercised within the applicable period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2022 Plan.
    Notwithstanding any of the foregoing, if a grantee’s employment or services with us or any of our affiliates is terminated for “cause” (as defined in the 2022 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2022 Plan. In the case of termination for cause, any shares issued upon exercise or (if applicable) vesting of awards, shall be deemed to be irrevocably offered for sale to us.
    Adjustments due to Transactions.    The 2022 Plan provides for appropriate adjustments to be made to the plan and to outstanding awards under the plan in the event of a share split, reverse share split, share dividend, distribution, recapitalization, combination, reclassification of our shares, consolidation, reorganization, extraordinary cash dividend or other similar occurrences.
    In the event of a sale of all, or substantially all, of our ordinary shares or assets, a merger, consolidation amalgamation or similar transaction, or certain changes in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that the Board determines to be a relevant transaction, then without the consent of the grantee, the administrator may make any determination as to the treatment of outstanding awards.
    Amendment and Termination.    The Board may suspend, terminate, modify or amend the 2022 Plan at any time; provided that no termination or amendment of the 2022 Plan shall affect any then outstanding award unless expressly provided by the board. Shareholder approval of any amendment to the 2022 Plan will be obtained to the extent necessary to comply with applicable law. The administrator at any time and from time to time may modify or amend any award theretofore granted under the 2022 Plan, including any award agreement, whether retroactively or prospectively.
    Limitation on Option/Other Award Repricing.    Consistent with our prior undertaking under the 2012 Plan to refrain from repricing options under that plan (which we undertook prior to our 2018 annual general meeting of shareholders), the 2022 Plan, as well, generally does not allow us to reprice options that we grant under the plan. In keeping with the recommendation of institutional shareholder and proxy advisory groups, however, the 2022 Plan does allow us to cancel an existing award and replace it with another award (even with a lower exercise price) if the aggregate value of the new award (as determined under the Black-Scholes methodology or other valuation methodology chosen by the compensation committee) does not exceed that of the award being canceled, subject to the approval of our shareholders. That could be accomplished, for example, through the grant of a substitute award for a lesser number of shares with a lower exercise price. Similarly, the exercise price per share of an existing award may be reduced by the compensation committee by the amount of a dividend that we declare on our ordinary shares while the award is outstanding. That would enable a grantee to benefit from a dividend that we declare and that all of our shareholders receive.

    By adopting the 2022 Plan and reserving 1,296,494 newly authorized shares for issuance under it (in addition to shares being carried over from the 2012 Plan, which were previously approved by our shareholders), we believe that we will have the flexibility to continue to provide equity incentives in amounts determined appropriate by the compensation committee, our Board, and our management, for an anticipated period of approximately one year. After that time, we will request shareholder approval for further reservation of shares under the 2022 Plan. We intend to file, soon after the filing of this annual report, a registration statement on Form S-8 to register the issuance of ordinary shares underlying options and RSUs granted or to be granted under the 2022 Plan.
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

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP will be 5,200,000 shares (the “ESPP Share Pool”), subject to adjustment as provided for in the ESPP. There is furthermore no "evergreen" provision our ESPP.

Administration. Unless otherwise determined by the Board, the ESPP will be administered by the compensation committee, which will have the authority to interpret and determine eligibility under the plan, prescribe forms, rules and procedures relating to the plan, and otherwise do all things necessary or appropriate to carry out the purposes of the plan.

Shares Subject to the ESPP. As noted above, the ESPP Share Pool initially consists of 5,200,000 ordinary shares, subject to adjustment, as described below. Shares delivered upon exercise of purchase rights under the ESPP may be either shares of authorized but unissued share capital, treasury shares, or ordinary shares acquired in an open-market transaction. In the event of certain changes in our outstanding ordinary shares, including changes by reason of a share dividend, share split, reverse share split, split-up, recapitalization, merger, consolidation, reorganization, or other capital change, the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares granted or purchasable during an offering period, and the purchase price per share under an outstanding purchase right shall be equitably adjusted as determined appropriate by the compensation committee.

If any purchase right granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased ordinary shares will again be available for purchase pursuant to offerings under the ESPP.

Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to employees of the Company and any of its designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year, and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Internal Revenue Code (sometimes referred to as the “Code”) of the Company that has been designated by our Board or the compensation committee as eligible to participate in the plan (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the United States, as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Further to that allowance, we have filed an application with the Israeli Tax Authority for favorable treatment under Section 102 of the Israeli Tax Ordinance for shares purchased under the ESPP by employees who are Israeli residents. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

General Terms of Participation.
  Offering Periods. The ESPP allows eligible employees to purchase ordinary shares during certain offering periods, which may extend to up to 27 months. Our Board has approved an initial offering period of six months. Each offering period may be comprised of multiple purchase periods, all as may be determined by the compensation committee. The terms and conditions applicable to each offering period shall be set forth in an “Offering Document” adopted by the compensation committee, containing such terms and conditions as the compensation committee deems appropriate. The provisions of separate offerings or offering periods under the ESPP need not be identical.
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
  Corporate Transactions. In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets, or a dissolution or liquidation of the Company, the compensation committee may, in its discretion, provide that each outstanding purchase right will be assumed or substituted for a right granted by the acquirer or successor corporation or by a parent or subsidiary of such entity, will be cashed out, will be cancelled with accumulated payroll deductions returned to each participant, or that the offering period will end before the date of the proposed sale, merger or similar transaction.
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
    The following table presents certain share data information for the above-described share incentive and employee share purchase plans as at December 31, 2022:
Plan	Total Ordinary Shares Reserved for Grant/Purchase	Aggregate Number of Awards Granted/Purchased out of Reserved, Net of Cancellations	Shares Available for Future Grants/Purchases	Aggregate Number of Awards/Shares Outstanding	Weighted Average Exercise Price of Outstanding Options
2012 Plan	10,000,000	9,041,427	958,573	4,337,657	$27.62
2022 Plan	1,296,494	353,170	943,324	339,125	$13.46
Employee Share Purchase Plan	5,200,000	249,750	4,950,250	249,750

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

Ownership by Major Shareholders

The following table presents the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our major shareholders), based on the most recent beneficial ownership reports filed with the SEC by such persons on or before February 14, 2023. The data presented is based on information provided to us, or disclosed in public filings with the SEC, by the major shareholders.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. To the extent applicable, the table below also includes as beneficially owned by any major shareholder shares underlying options, warrants or other convertible securities that are exercisable or convertible within 60 days after February 14, 2023. Shares issuable upon the exercise or conversion of such convertible securities are deemed to be outstanding for the purpose of computing the ownership percentage of the person, entity or group holding such securities, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person, entity or group. The ownership percentages reflected below are based on 67,420,973 ordinary shares outstanding as of February 14, 2023.

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

Beneficial Owner	Ordinary Shares	Percentage Ownership

Nano Dimension Ltd	8,049,186(1)	12.1%
Phoenix Holdings Ltd.	3,978,945(2)	5.9%
(1)

Represents shares beneficially owned as of July 17, 2022, as indicated in a statement of beneficial ownership on Schedule 13G filed by Nano Dimension Ltd. on July 18, 2022. As indicated in that statement, Nano Dimension Ltd. possesses sole voting and investment power with respect to all such 8,049,186 ordinary shares beneficially owned by it.

(2)

Represents shares beneficially owned as of June 30, 2022, as indicated in the report of institutional investment manager on Form 13F filed by this shareholder on behalf of itself and Nikko Asset Management Americas, Inc. on July 26, 2022. The shares held by Sumitomo Mitsui Trust Holdings Inc. may be deemed to be beneficially owned by its subsidiaries (i)Nikko Asset Management Co., Ltd. and (ii)Nikko Asset Management Americas, Inc. Based on information available to us, we believe that the actual number of ordinary shares held by this shareholder is currently lower than the amount included in that report on Form 13F.

Changes in Percentage Ownership by Major Shareholders

During 2020, the ownership of our ordinary shares by our former largest shareholder, ARK Investment Management LLC, increased to 21.9%. In 2021, that ownership percentage decreased, to 11.7%. In 2022, that ownership percentage decreased to 2.6%.
Nano Dimension Ltd. filed its initial Schedule 13G on July 18, 2022, disclosing an ownership of 8,049,186 ordinary shares, making it one of our major shareholders.
During 2020 and 2021, the ownership of our ordinary shares by PRIMECAP Management Company, one of our former major shareholders, decreased to 8.6% and 5.8%, respectively. In 2022, its ownership further declined to 4.8%.
In 2020, the ownership of our ordinary shares by Sumitomo Mitsui Trust Holdings, Inc., one of our former major shareholders, decreased from 10.7% to 7.3%, and in 2021 it further decreased to 6.9%. For 2022, its percentage ownership declined to 2.5%.
As of the end of 2022, a new significant shareholder, Phoenix Holdings Ltd., reported that together with its subsidiaries, it had acquired a 5.9% ownership stake in the Company.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 14, 2023, there were 84 holders of record of our shares, of which 58 record holders holding approximately 99.99% of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record approximately 99.3% of our outstanding ordinary shares on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

B. Related Party Transactions.

Except as described below or elsewhere in this annual report, since January 1, 2022, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

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

Employment agreement with our Chief Financial Officer

In conjunction with his appointment as our chief financial officer, or CFO, effective as of March 1, 2022, Eitan Zamir is party to an employment agreement with us. Under the agreement, Mr. Zamir serves as our full-time CFO for an indefinite period (subject to the termination provisions under the agreement). The agreement provides for notice periods of varying duration for termination of the agreement by us or by Mr. Zamir, during which time he will continue to receive base salary and benefits (except for the accrual of vacation days). The agreement also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

C. Interests of Experts and Counsel.

Not required.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

The consolidated financial statements and other financial information for our company required by SEC are included in this annual report beginning on page F-1.

Export Sales

The following table presents total export sales by Stratasys, Ltd for each of the fiscal years indicated (in thousands):

	2022	2021	2020
Total Export Sales*	$226,767	$211,899	$170,944
as a percentage of Total Sales	34.8%	34.9%	32.8%

*	Export sales, as presented, are defined as sales to customers located outside of North America and Israel (where our dual headquarters are located).

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

We intend to retain our earnings to finance the development of our business. Any future dividend policy will be determined by our board of directors based upon conditions then existing, including our earnings, financial condition, tax position and capital requirements, as well as such economic and other conditions as our board of directors may deem relevant. Pursuant to our articles of association, dividends may be declared by our board of directors. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, because we have received certain benefits under Israeli law relating to Approved Enterprises and Beneficiary Enterprises, our payment of dividends (out of tax-exempt income) may subject us to certain Israeli taxes to which we would not otherwise be subject. We are also restricted under our credit agreement with Bank of America from paying dividends. Please see the risk factors captioned “We do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our shareholders may not recognize a return, and could potentially suffer a loss, on their investment in our ordinary shares,” and “Even if we decide to pay dividends on our ordinary shares, we may be restricted from doing so or payment of such dividends may have adverse consequences for our company” in Item 3.D “Risk Factors-Risks related to an investment in our ordinary shares” above.

For a discussion of the applicable rates of withholding tax on dividends paid out of income derived from an Approved Enterprise or a Beneficiary Enterprise, see “Israeli Tax Considerations and Government Programs - The Law for the Encouragement of Capital Investments” in Item 4.B above.

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

C. Material Contracts.

We have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A-“History and Development of the Company”, Item 4.B-“Business Overview”, Item 5.B-“Operating and Financial Review and Prospects—Liquidity and Capital Resources”, Item 6.C-“Board Practices-Director Service Contracts” and Item 7.B-“Related Party Transactions”.

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

Israeli resident individuals

Capital Gain

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2022, in addition to excess tax, if any, as described below) unless the benefiting provisions of an applicable treaty applies.

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

Israeli resident corporations

Capital Gain

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described in “Israeli Tax Considerations and Government Programs-General Corporate Tax Structure” in Item 4.B above, the corporate tax rate was 24% in 2017, and is 23% since 2018.

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

Non-Israeli Residents

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2017 and 23% since 2018), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is Significant Shareholder at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 50% for an individual in 2022) unless contrary provisions in a relevant tax treaty applies.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 647,640 for 2022, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Although we do not believe that we were a PFIC in 2022, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2023 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

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

Information Reporting and Backup Withholding

U.S. holders generally are subject to information reporting requirements for dividends paid in the United States on ordinary shares. Dividends paid in the United States to a U.S. holder on ordinary shares are subject to backup withholding at a rate of 28% unless the U.S. holder provides IRS Form W-9 or establishes an exemption. U.S. holders generally are subject to information reporting and backup withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. holder provides IRS Form W-9 or establishes an exemption.

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

J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk is the risk of loss related to changes in market prices, including mainly interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated balance sheets, statements of operations or cash flows.

Foreign Currency Exchange Risk

Due to our international operations, currency exchange rates impact our financial performance.

The majority of our balance sheet exposure relates to foreign currency assets and liabilities in entities which their functional currency is Euro. Our net Euro balance sheet exposure as of December 31, 2022 was approximately $28.8 million.

Our total revenues amounted to $651.5 million in 2022, of which approximately  14.5% were denominated in Euros. During 2022, our Euro-denominated revenues exceeded our Euro-denominated expenses. Conversely, our expenses denominated in shekels are higher than our expected shekel-denominated revenues. For those currencies which do not have a sufficient natural hedge within our operations (such as offsetting revenues and expenses recorded in a given currency, or some other hedge), we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results. In 2022, we entered into hedging transactions to reduce our potential currency exposure related to the U.S. dollar against each of the Euro and the New Israeli Shekel. Our foreign exchange forward contracts in effect as of December 31, 2022 were for the conversion of $12.7 million Euro into USD and $64.4 million into NIS.

The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

(i) A change of 10% in the value of the Euro relative to the U.S. dollar in the year ended December 31, 2022 would have resulted in a change in the U.S. dollar reporting value of our consolidated operating income of $3.9 million for that year, mainly due to revenues earned in Euros.

(ii) A change of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2022 would have resulted in a change in the dollar-reported value of our consolidated operating income of $14.4 million, mainly due to shekel-recorded expenses.

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

Interest Rate Risk

Our cash and cash equivalents are held primarily in bank deposits with maturities of less than 90 days, and our short-term bank deposits have maturities of more than 90 days. Both are subject to limited interest rate risk, with an average interest rate of 6.17%. A 10% change in interest rates would not have a material effect on our financial condition or results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None

ITEM 15. CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2022, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2022, our internal control over financial reporting is effective based on those criteria.

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

(c) Attestation Report of Registered Public Accounting Firm.

PwC’s attestation report regarding the effectiveness of our internal control over financial reporting is included in “Item 18-Financial Statements” on page F-1 of this annual report, which attestation report is incorporated by reference in this Item 15(c).

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

	Year ended
	December 31,
	2022	2021
Audit fees (2)	$843,700	$793,200
Audit-related (3)	20,000	18,750
Tax fees (4)	140,000	123,500
All other fees (5)	19,800	18,300
Total	$1,023,500	$953,750

(1)

Comprised by fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, or Kesselman & Kesselman (which served as our principal accountant with respect to the years ended December 31, 2022 and 2021).

(2)

Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(3)	The audit-related fees for the year ended December 31, 2022 and 2021 were for due diligence related to acquisitions.

(4)	Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.

(5)	All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

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

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Stratasys Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Stratasys Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment – Stratasys-Core reporting unit

As described in Note 7 to the consolidated financial statements, the Company’s goodwill balance in respect of the Stratasys-Core reporting unit is $65 million as of December 31, 2022. Management conducts an impairment test in the fourth quarter of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections for the Stratasys-Core reporting unit includes significant judgments and assumptions relating to the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Stratasys-Core reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Company's reporting units. These procedures also included, among others, testing management's process for developing the fair value estimate of the reporting unit, evaluating the appropriateness of the discounted cash flow model, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the significant assumptions used by management, including the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate. Evaluating management's assumptions related to cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

Fair value measurement of the contingent consideration

As described in Notes 2 and 4 to the consolidated financial statements, the Company has $38.3 million contingent consideration liabilities recorded as of December 31, 2022 representing the fair value of additional amounts that management believes are likely to be paid in cash and ordinary shares of the Company to the sellers of Origin and Xaar, upon the achievement of certain financial targets. Management applied significant judgment in estimating the fair value of the contingent consideration recorded, which also impacted the results of operations of the Company by approximately $14.8 million for the change in the fair value of such liabilities in the year ended December 31, 2022. Such fair value estimation involved the use of significant estimates and assumptions with respect to the achievement of the financial metrics and the related timing and amounts of the contingent payments.
The principal considerations for our determination that performing procedures relating to the fair value valuation of the contingent consideration is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value measurement of the contingent consideration recorded, due to the significant judgment by management when developing the estimate; (ii) significant audit effort in evaluating the significant assumptions relating to the estimate, such as the achievement of the financial metrics and the related timing and amounts of the contingent payments, as well as the net cash flow projections and the discount rate used; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of the contingent consideration and controls over development of the cash flow projections and the discount rate assumptions utilized in the valuation of the contingent consideration. These procedures also included, among others (i) reading the related agreements and (ii) testing management’s process for estimating the fair value of contingent consideration. Testing management’s process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of significant assumptions related to the cash flow projections and the discount rate for the contingent consideration. Evaluating the reasonableness of the cash flow projections involved considering the past performance of the acquired businesses, as well as economic and industry forecasts. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumptions.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

March 3, 2023

We have served as the Company’s auditor since 2012.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in thousands, except per share data)

December 31,	2022	2021

ASSETS

Current assets
Cash and cash equivalents	$150,470	$243,179
Short-term bank deposits	177,367	259,000
Accounts receivable, net of allowance for credit losses of $0.9 million and $0.5 million as of December 31, 2022 and December 31, 2021, respectively	144,739	129,382
Inventories	194,054	129,147
Prepaid expenses	5,767	6,871
Other current assets	27,823	33,123

Total current assets	700,220	800,702
Non-current assets
Property, plant and equipment, net	195,063	203,295
Goodwill	64,953	65,144
Other intangible assets, net	121,402	152,244
Operating lease right-of-use assets	18,122	14,651
Long-term investments	141,610	28,667
Other non-current assets	18,420	12,519

Total non-current assets	559,570	476,520

Total assets	$1,259,790	$1,277,222

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$72,921	$51,976
Accrued expenses and other current liabilities	45,912	55,358
Accrued compensation and related benefits	34,432	44,684
Deferred revenues - short-term	50,220	51,174
Operating lease liabilities - short term	7,169	7,276

Total current liabilities	210,654	210,468

Non-current liabilities
Deferred revenues - long-term	25,214	21,133
Deferred income taxes	5,638	7,341
Operating lease liabilities - long term	10,670	7,693
Contingent consideration	23,707	53,478
Other non-current liabilities	24,475	21,095

Total non-current liabilities	89,704	110,740

Total liabilities	$300,358	$321,208

Commitments and contingencies (see note 10)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000
shares; 67,086 shares and 65,677 shares
issued and outstanding at December 31, 2022 and 2021, respectively	$187	$182
Additional paid-in capital	3,048,915	3,012,481
Accumulated other comprehensive loss	(12,818)	(8,771)
Accumulated deficit	(2,076,852)	(2,047,878)

Total equity	959,432	956,014

Total liabilities and equity	$1,259,790	$1,277,222

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share data)

Years Ended December 31,	2022	2021	2020

Revenues
Products	$452,124	$417,557	$339,782
Services	199,359	189,662	181,035
	651,483	607,219	520,817
Cost of revenues
Products	234,601	210,941	171,235
Services	140,415	136,200	130,188
	375,016	347,141	301,423

Gross profit	276,467	260,078	219,394
Operating expenses
Research and development, net	92,876	88,303	84,012
Selling, general and administrative	240,750	250,937	205,224
Goodwill impairment	-	-	386,154
	333,626	339,240	675,390
Operating loss	(57,159)	(79,162)	(455,996)
Gain from deconsolidation of subsidiary	39,136	-	-
Gain from step acquisition	-	14,400	-
Financial income (expenses), net	229	(2,075)	(575)
Loss before income taxes	(17,794)	(66,837)	(456,571)
Income tax benefit (expenses)	(5,454)	3,906	16,394
Share in net profits (losses) of associated companies	(5,726)	949	(3,939)
Net loss	$(28,974)	$(61,982)	$(444,116)
Net loss attributable to non-controlling interests	-	-	(395)
Net loss attributable to Stratasys Ltd.	$(28,974)	$(61,982)	$(443,721)
Net loss per share attributable to Stratasys Ltd. - basic and diluted	$(0.44)	$(0.98)	$(8.08)
Weighted average shares outstanding - basic and diluted	66,491	63,471	54,918
Comprehensive Loss
Net loss	(28,974)	(61,982)	(444,116)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(2,175)	(3,170)	533
Unrealized gains (losses) on derivatives designated as cash flow hedge	(1,872)	3,245	(1,663)
Other comprehensive income (loss), net of tax	(4,047)	75	(1,130)
Comprehensive loss	(33,021)	(61,907)	(445,246)
Less: Comprehensive loss attributable to non-controlling interests	-	-	(395)
Comprehensive loss attributable to Stratasys Ltd.	$(33,021)	$(61,907)	$(444,851)

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
(in thousands)
Years Ended December 31, 2022, 2021, and 2020
	Ordinary Shares
	Number of shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balances, January 1, 2020	54,441	148	2,706,894	(1,542,175)	(7,716)	1,157,151
Issuance of shares in connection with stock-based compensation plans	688	2	226	-	-	228
Stock-based compensation	-	-	20,204	-	-	20,204
Issuance of shares as part of the Origin acquisition	1,488	5	26,631	-	-	26,636
Comprehensive loss	-	-	-	(443,721)	(1,130)	(444,851)
Balance as of December 31, 2020	56,617	155	2,753,955	(1,985,896)	(8,846)	759,368
Issuance of shares in connection with stock-based compensation plans	1,129	3	8,052	-	-	8,055
Stock-based compensation	-	-	30,977	-	-	30,977
Public offering of ordinary shares, net	7,931	24	218,826	-	-	218,850
Other items	-	-	444	-	-	444
Reduction of redeemable non-controlling interest	-	-	227	-	-	227
Comprehensive loss	-	-	-	(61,982)	75	(61,907)
Balance as of December 31, 2021	65,677	182	3,012,481	(2,047,878)	(8,771)	956,014
Issuance of shares in connection with stock-based compensation plans	1,159	4	262	-	-	266
Issuance of Common stock under employee stock purchase plan	250	1	2,978	-	-	2,979
Stock-based compensation	-	-	33,461	-	-	33,461
Other	-	-	(267)	-	-	(267)
Comprehensive loss	-	-	-	(28,974)	(4,047)	(33,021)
Balance as of December 31, 2022	67,086	187	3,048,915	(2,076,852)	(12,818)	959,432

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2022	2021	2020
Cash flows from operating activities
Net loss	$(28,974)	$(61,982)	$(444,116)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Goodwill impairment	-	-	386,154
Impairment of other long-lived assets	3,865	1,447	6,985
Depreciation and amortization	59,769	56,096	49,560
Stock-based compensation	33,461	30,977	20,204
Foreign currency transaction loss (gain)	9,090	3,446	(8,718)
Gain from step acquisition	-	(14,400)	-
Gain from deconsolidation of subsidiary	(39,136)	-	-
Share in net (profits) losses of associated companies	5,726	(949)	3,939
Revaluation of investments	3,778	(1,301)	-
Revaluation of contingent consideration	(15,805)	-	-
Deferred income taxes, net and uncertain tax positions	926	(12,380)	(20,299)
Other non-cash items, net	(2,778)	2,914	(2,552)

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	(28,877)	(25,003)	29,465
Inventories	(87,337)	(53)	37,120
Other current assets and prepaid expenses	5,758	(14,976)	10,147
Other non-current assets	4,472	10,460	8,968
Accounts payable	19,614	28,492	(24,534)
Other current liabilities	(17,707)	38,952	(10,033)
Deferred revenues	6,577	8,872	(6,398)
Other non-current liabilities	(7,827)	(14,788)	(10,903)
Net cash provided by (used in) operating activities	$(75,405)	$35,824	$27,802

Cash flows from investing activities
Cash paid for business combinations, net of cash acquired	-	(20,553)	(29,115)
Purchase of property and equipment	(13,635)	(24,981)	(26,943)
Investments in short-term bank deposits	(479,852)	(361,000)	(27,000)
Proceeds from short-term bank deposits	561,485	129,000	28,300
Proceeds from sale of equity method investment	-	-	3,175
Net proceeds from divestitures of subsidiaries and associated companies	-	-	1,000
Investments in non-marketable equity securities	(69,148)	(11,779)	-
Purchase of intangible assets	(6,117)	(1,770)	(2,070)
Other investing activities	54	(82)	28
Net cash used in investing activities	$(7,213)	$(291,165)	$(52,625)

Cash flows from financing activities
Proceeds from public offering, net of issuance costs	-	218,850	-
Proceeds from exercise of stock options	266	8,055	228
Payment of contingent consideration	(2,754)	-	-
Other financing activities	(281)	406	-
Net cash provided by (used in) financing activities	$(2,769)	$227,311	$228

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(7,220)	(893)	3,214

Net change in cash, cash equivalents and restricted cash	(92,607)	(28,923)	(21,381)

Cash, cash equivalents and restricted cash, beginning of year	243,293	272,216	293,597
Cash, cash equivalents and restricted cash, end of year	$150,686	$243,293	$272,216

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets:
Cash and cash equivalents	150,470	243,179	272,092
Restricted cash included in other current assets	216	114	124
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$150,686	$243,293	$272,216

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2022	2021	2020

Supplemental disclosure of cash flow information
Cash paid during the year for:
Income taxes, net of tax refunds	$12,550	$2,418	$1,140
Non-cash investing and financing activities:
Transfer of inventories to fixed assets	9,212	2,673	4,138
Transfer of fixed assets to inventories	123	977	410
Contingent consideration	-	17,985	37,400
Right-of-use assets obtained in exchange for new operating lease liabilities	12,057	5,955	10,008
Issuance of Common stock under employee stock purchase plan	2,978	-	-
Issuance of shares as part of Origin acquisition (Refer to Note 2)	-	-	26,636

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies

a. Nature of Operations

Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing. The Company’s approximately 1,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.

The Company has one operating segment, which generates revenues via the sale of its 3D printing systems, related services and consumables and by providing additive manufacturing (“AM”) solutions. The Company operates mainly through offices in Israel, the United States, Germany, Hong Kong and Japan.

The global COVID-19 pandemic began adversely impacting the Company's financial results for its operations in all global regions already in the first quarter of 2020. The impact of COVID-19 on the Company’s results of operations was most pronounced throughout the 2020 year. The Company’s employees were often relegated to remote work and were reduced to a four-day work week, during the height of the pandemic, beginning during the second quarter, and through the end of, 2020. See also Note 7 for goodwill impairment in 2020. In 2021, the Company returned to work at full-capacity (a five-day work week) on a global basis, with a high percentage of its employees throughout the world receiving vaccines against COVID-19 over the course of the year. The annual results for 2021 evidenced those improvements on an aggregate basis, with revenues for 2021 approaching pre-COVID-19 levels, signaling a near-full recovery for the Company’s top-line results. The Company’s annual results for 2022 surpassed pre-COVID-19 levels with respect to revenues, reflecting the essential full recovery of the world economy from the pandemic in 2022.
The Company currently faces new uncertainties concerning macroeconomic headwinds that have arisen in the aftermath of the COVID-19 pandemic, including inflation, increased interest rates, currency exchange rate changes and supply chain difficulties. The Company has taken the approach of managing these challenges in a similar manner that it dealt with the pandemic, including via the strengthening of its balance sheet and cash assets, and avoidance of debt, while focusing on cost controls and cash generation. The Company has continued its significant investment in research and development to ensure that its strategically important product development programs have progressed.

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

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates using assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to valuation allowance, uncertain tax positions, recoverability of intangibles and goodwill and purchase price allocation including contingent consideration.

In particular, a number of estimates have been and will continue to be affected by the trends that have arisen in the aftermath of the COVID-19 pandemic, including global events and other longer-term macroeconomic conditions, including rising inflation, increasing interest rates, tightening of capital markets and global supply chains. As a result, the accounting estimates and assumptions may change over time. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuation; and the allowance for expected credit losses. These consolidated financial statements reflect the financial statement effects based upon management’s estimates and assumptions utilizing the most currently available information.

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

Business Combinations

The Company allocates the fair value of consideration transferred in a business combination to the assets acquired, liabilities assumed, and non-controlling interests in the acquired business based on their fair values at the acquisition date. Acquisition-related expenses and restructuring costs are recognized separately from the business combination and are expensed as incurred. The excess of the fair value of the consideration transferred plus the fair value of any non-controlling interest in the acquiree over the fair value of the assets acquired, liabilities assumed in the acquired business is recorded as goodwill. Fair value estimates are based on the assumptions management believes a market participant would use in pricing the asset or liability. The fair value of the consideration transferred may include a combination of cash, equity securities, earn out payments and deferred payments. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date. The cumulative impact of revisions during the measurement period is recognized in the reporting period in which the revisions are identified. The Company includes the results of operations of the businesses that it has acquired in its consolidated results prospectively from the respective dates of acquisition. When the Company acquires net assets that do not constitute a business, as defined under U.S. GAAP, no goodwill is recognized and acquired IPR&D is expensed unless it has an alternative future use.
The Company records obligations in connection with its business combinations at fair value on the acquisition date. Key assumptions used to determine the estimated fair value of the continent consideration amounts include: (a) internal cash flows forecasts for the relevant period during which the financial metrics should be achieved; and (b) a discount rate which reflects the weighted average cost of capital adjusted for the relevant risk associated with the operations and the uncertainty inherent in the Company's internally developed forecasts. Each reporting period thereafter, the Company revalues earn-out payments and deferred payments which are classified as liabilities and records the changes in their fair value in the consolidated statements of operations and comprehensive loss under selling, general and administrative expenses.

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

Bank Deposits

Bank deposits with original maturity dates of more than three months but at balance sheet date are less than one year are included in short-term bank deposits. The fair value of bank deposits approximates the carrying value since they bear interest at rates close to the prevailing market rates.

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

Allowance for credit losses due to the Company’s accounts receivable amounted to $0.9 million and $0.5 million as of December 31, 2022 and 2021, respectively. Changes in the allowance for credit losses are recognized in selling, general and administrative expenses. Accounts receivable are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.

The balance and the changes in the allowance for expected credit losses are comprised as follows:

	Year ended December 31
	2022	2021	2020
	U.S. $ in thousands
Balance at beginning of year	$517	$870	$939
Increase during the year	420	50	454
Bad debt written off	(77)	(403)	(523)
Balance at end of year	$860	$517	$870

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

When the Company enters into a derivative contract, it designates the derivative for accounting purposes, as either a hedging instrument which qualifies for hedge accounting or as a non-hedging instrument which does not qualify for hedge accounting. In order to qualify for hedge accounting, the Company formally documents at the inception of each hedging relationship the hedging instrument, the hedged item, the risk management objective and strategy for undertaking each hedging relationship, and the method used to assess hedge effectiveness.

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

For non-hedging instruments, the Company records the changes in fair value of derivative instruments in financial income (expenses), net in the consolidated statements of operations and comprehensive loss. The cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of cash flows from the underlying hedged items that these derivatives are hedging. Refer to Note 12 for further information regarding the Company’s derivative and hedging activities.

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

      Other non-marketable equity securities without readily determinable fair value in which the Company does not have a controlling interest or significant influence are accounted for under the measurement alternative method. Under this method, the investments are carried at their original cost, less any impairment and adjusted for observable price changes for identical or similar instruments. Marketable securities are carried at fair value with changes in value recorded in Consolidated Statements of Operations and Comprehensive Loss.

      Investments in convertible notes are carried at fair value utilizing a combination of discounted cash flows associated with the note and the fair value of the equity into which the note may be converted.

     The Company reviews its unconsolidated long-term investments for potential impairment or other adjustments, which generally involves an analysis of the facts and changes in circumstances influencing the investments.

    As of December 31, 2022 the amount presented under Long-term investments includes investment in equity investee in the amount of $100.2 million. see also Note 2. The balance represents mainly investment in non-marketable equity securities without readily determinable fair value.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

 STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Intangible Assets, net

Intangible assets and their useful lives are as follows:
Useful Life
in Years
Developed technology	7-10
Patents	10
Trade names	5-10
Customer relationships	6-10

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
    ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the quantitative goodwill impairment test two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative first step of the goodwill impairment test. If the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value. If the fair value of the reporting unit is determined to be greater than its carrying amount, the applicable goodwill is not impaired.

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

Severance pay liabilities with respect to for the Company’s employees in Israel who are not subject to Section 14, as well as employees who have special contractual arrangements, are provided for in the Company’s consolidated financial statements based on the length of time that they work for the Israeli entity and their latest monthly salary. The Company’s liabilities for those Israeli employees, in the amounts of $2.8 million and $3.2 million as of December 31, 2022 and 2021, respectively, are presented as other non-current liabilities in the Company’s consolidated balance sheets. These liabilities are recorded as if they were payable at each balance sheet date. These liabilities are partially funded by the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the Company’s consolidated balance sheets under other non-current assets. As of December 31, 2022 and 2021, the Company had $2.3 million and $3.2 million, respectively, deposited in these insurance policies and pension funds. These policies are the Company’s assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited.

In addition, the Company has liabilities for severance payments to its employees in other jurisdictions in accordance with local laws and practices of the countries in which they are employed.

Severance expenses for the years ended December 31, 2022, 2021 and 2020 were $3.9 million, $3.4 million and $9.1million, respectively.

For its employees in the United States, the Company has a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) that covers eligible U.S. employees as defined in the Plan. Participants may elect to contribute both pre-tax or after-tax (“Roth”) up to 50% of annual taxable compensation, as defined by the Plan, up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal 4% of the participant’s annual compensation. For the years ended December 31, 2022, 2021 and 2020 the Company made 401(k) Plan contributions of approximately $3.7 million, $4.0 million and $4.1 million respectively.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising

Advertising costs are expensed as incurred and were approximately $5.1 million, $4.5 million and $6.3 million, for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Deferred taxes are determined utilizing the “asset and liability” method based on the estimated future tax effects of temporary differences between the carrying amount and tax bases of assets and liabilities under the applicable tax laws, and on enacted tax rates in effect when the deferred taxes are expected to be settled or realized. Deferred taxes for each jurisdiction are presented as a non-current net asset or liability, net of any valuation allowances.

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

Stock-Based Compensation

The Company measures and recognizes compensation expense for its equity classified stock-based awards, including stock-based option awards, restricted stock units (“RSUs”) and performance stock units (“PSUs”) under the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) and the Stratasys Ltd. 2022 Share Incentive Plan (the “2022 Plan”) based on estimated fair values on the grant date.

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

  STRATASYS LTD.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Each of the above factors requires the Company to use judgment and make estimates in determining the percentages and time periods used for the calculation. If the Company were to use different percentages or time periods, the fair value of stock-based option awards could be different. The fair values of the Company’s RSUs and PSUs are measured based on the fair value of the Company’s ordinary shares on the date of grant. The fair value of shares to be issued under the employee stock purchase plan ("ESPP") are estimated using the Monte Carlo valuation model.
The Company recognizes compensation expenses for its stock-based option awards (including awards under its ESPP program) and RSUs on a straight-line basis over the requisite service period (primarily 6-month period for the ESPP and a four-year period for the rest of the awards). The Company accounts for forfeitures as they occur. The Company recognizes compensation expenses for its PSUs based on the probability that the performance metrics will be achieved over the vesting period. At each reporting period the Company evaluates the probability that its PSUs will be earned and adjust its previously recognized compensation expense as necessary. If the achievement of the respective performance metrics is not probable or the respective performance are not met the Company reverses its previously recognized compensation expense.

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

Loss per Share

Basic loss per share is computed by dividing net income (loss) attributable to ordinary shareholders of Stratasys Ltd. by the weighted average number of ordinary shares (including fully vested RSUs, PSUs and ordinary shares purchased under the Company’s employee share purchase plan (the “ESPP”)) outstanding for the reporting periods.

The denominator for diluted net loss per share is a computation of the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Potential dilutive shares outstanding include the dilutive effect of in-the-money options, ESPP and unvested RSUs using the treasury stock method. PSUs are considered contingently issuable shares for diluted net loss per share purposes and the dilutive impact, if any, is not included in the weighted average shares until the performance conditions are met.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short term bank deposits, accounts receivables, and foreign currency exchange forward contracts. Most of the Company’s cash and cash equivalents and bank deposits are invested in U.S. dollar instruments with major banks in the U.S., Israel and Europe. Management believes that the credit risk with respect to the financial institutions that hold the Company’s cash and cash equivalents and bank deposits is low.

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

     The standard also provides practical expedients for an entity’s ongoing accounting. The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize ROU assets or lease liabilities, including not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition, but recognizes lease expenses over the lease term on a straight-line basis. The Company also elected the practical expedient to not separate lease and non-lease components for all of the Company leases.

     Lease terms will include options to extend or terminate the lease when it is reasonably certain that Stratasys will exercise or not exercise the option to renew or terminate the lease.

     The Company is a party to several lease agreements for its facilities, the latest of which has been extended until September 2026. The Company has the option to extend certain agreements for additional periods, the earliest of which is until the start of March 2023 and the latest is until the end of June 2029. During the extended lease period, the aggregate annual rental payments will increase by 2% to 4% each year.

    The Company also leases vehicles for its employees with different commencement and ending periods in Israel and Germany solely. The latest lease agreement is until the start of July 2025.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently issued accounting pronouncements

Accounting Pronouncements Adopted in 2022
     In August 2020, the FASB issued ASU 2020-06 “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40).” This guidance simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The amendments to this guidance are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2022, with no material impact on its consolidated financial statements.

    In November 2021, the FASB issued ASU 2021-10 “Government Assistance (Topic 832),” which requires annual disclosures that increase the transparency of transactions involving government grants, including (1) the types of transactions, (2) the accounting for those transactions, and (3) the effect of those transactions on an entity’s financial statements. The Company applied the guidance prospectively to all in-scope transactions beginning fiscal year 2022. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements, not yet adopted

    In October 2021, the FASB issued ASU 2021-08 “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. The Company will adopt the new accounting standard effective January 1, 2023 and will apply the guidance prospectively to all business combinations with an acquisition date occurring on or after January 2023.The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Certain Transactions

Origin acquisition

On December 31, 2020 (the “Origin transaction date”) the Company acquired 3D printing start-up Origin Laboratories Inc. (“Origin”) for an aggregate purchase price of $97.1 million (“Origin transaction”), including cash and shares. The acquisition enables Stratasys to expand its leadership through innovation in the fast-growing mass production parts market with a next-generation photopolymer platform. Stratasys expects Origin’s proprietary Programmable PhotoPolymerization (P3) technology to be an important growth engine for the Company. The acquisition was aimed at fortifying the Company's leadership in polymers and production applications of 3D printing in industries such as dental, medical, tooling, and select industrial, defense, and consumer goods markets.

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

In accordance with ASC Topic 805, the estimated contingent consideration as of the Origin transaction date was included in the purchase price. The total contingent payments could reach to a maximum aggregate amount of up to $40.0 million. Approximately 50% of the payments shall be settled in cash, and 50% shall be settled through the issuance of ordinary shares. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration are recorded in operating expenses. Refer to note 4.

An additional payment of $6.0 million, which is subject to the founders' retention over 3 years, is recorded as compensation expense over the retention period.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allocation of the purchase price to assets acquired and liabilities assumed, including measurement period adjustments (refer to note 7), is as follows:

Allocation of Purchase Price
(U.S. $ in thousands)
Cash and cash equivalents	$2,083
Goodwill	38,104
Intangible assets	71,120
Other assets	3,493
Total assets acquired	114,800

Net deferred tax liabilities	14,007
Other labilities	3,732
Total liabilities assumed	17,739

Net assets acquired	$97,061

The allocation of the purchase price to net assets acquired and liability assumed resulted in the recognition of intangible asset related to developed technology of $71.0 million. This intangible asset has a useful-life of 10 years. The fair value estimate of the developed technology is determined using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This valuation technique estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. The net cash flows were discounted to present value.

Investment in Xaar 3D Ltd. ("Xaar 3D")

Xaar plc (“Xaar”) and Stratasys had announced the formation of Xaar 3D in July 2018 for the purpose of developing Powder Bed Fusion (”PBF”) additive manufacturing solutions that Stratasys can bring to the market. During the fourth quarter of 2019, the Company entered into an agreement with Xaar to purchase additional shares of Xaar 3D that will increase its stake from 15 percent to 45 percent, with Xaar retaining the remaining 55 percent. In addition, the agreement included an option for Stratasys to acquire the remaining shares of Xaar 3D.

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

     In accordance with ASC Topic 805, the estimated contingent consideration as of the Xaar 3D transaction date was included in the purchase price. The total contingent payments could reach to a maximum aggregate amount of up to $21.0 million. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration are recorded in operating expenses. Refer to note 4.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The allocation of the purchase price to assets acquired and liabilities assumed, is as follows:

Allocation of Purchase Price
(U.S. $ in thousands)
Cash and cash equivalents	$82
Goodwill	25,375
Intangible assets	45,000
Other assets	5,280
Total assets acquired	75,737

Net deferred tax liabilities	1,736
Other liabilities	20,945
Total liabilities assumed	22,681

Net assets acquired	$53,056

        The allocation of the purchase price ("PPA") to net assets acquired and liability assumed resulted in the recognition of intangible asset related to developed technology of $45.0 million. This intangible asset has a useful-life of 7 years. The fair value estimate of the developed technology is determined using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This valuation technique estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. The net cash flows were discounted to present value. In addition, as part of the PPA, the Company assumed a royalty liability to a third party in respect of the developed technology. Such liability amounting to $14.2 million was recorded based on a fair value estimate, which was determined using the valuation model used to value the developed technology and is recorded under other non-current liabilities.

      RPS acquisition

     On February 16, 2021 the Company acquired RP Support Limited (“RPS”), a provider of industrial stereolithography 3D printers and solutions. In exchange for 100% of the outstanding shares of RPS, the Company paid cash upon closing and paid earn-out payments.

 STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MakerBot and Ultimaker transaction ("Ultimaker")

       On August 31, 2022, Stratasys completed the merger of MakerBot (previously, a fully owned subsidiary) with Ultimaker, which together formed a new entity under the name Ultimaker. The Company recorded a net gain of $39.1 million from deconsolidation of MakerBot, representing the difference between the book value of MakerBot's net assets and the fair value allocated to such net assets in the transaction as follows:

(U.S. $ in thousands)
Fair value, net	$55,751
Net assets deconsolidated	(14,146)
Transaction expenses	(2,469)
Gain on deconsolidation of subsidiary	39,136

     The Company accounts for its investment in the combined company Ultimaker according to the equity method in accordance with ASC Topic 323, as it has retained the ability to exercise significant influence but does not control the new entity. the Company recognized an equity method investment in a total amount of $105.6 million comprised of the assumed fair value of the MakerBot shares and additional amount invested in cash by the Company, representing a share of 46.5% in the new entity.

    The preliminary allocation of the purchase price ("PPA") to net assets acquired and liability assumed resulted in the recognition of intangible asset of $57.8 million and goodwill of $22.3 million and other net assets of $25.5 million. The value assigned to intangible assets is amortized over a period of 5 to 10 years and the related amortization is included under share in net losses (profits) from associated companies. The estimated fair values are preliminary and based on the information that was available as of August 31, 2022. Thus, the measurements of fair value reflected are subject to changes and such changes could be significant.

    As of December 31, 2022 the equity investment in Ultimaker amounts to $100.2 million which represents the original investment in Ultimaker, net of share in net losses for the period at the amount of $5.4 million. Following the acquisition, the Company will act as an agent to Ultimaker and will distribute products of Ultimaker. Transactions with Ultimaker for the period from the acquisition date through December 31, 2022 were immaterial.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       Covestro acquisition
       On August 8, 2022, the Company announced it has signed a definitive agreement to acquire the additive manufacturing materials business of Covestro AG. The acquisition is expected to close during the second quarter of 2023. The purchase price is approximately $42.3 million (43 million euros), plus additional inventory, less certain liabilities. In addition, there is a potential earnout payment of up to $36.4 million (37 million euros), subject to the achievement of various performance metrics.
Other investments

In addition to the investment in Ultimaker, other investments included under Long-term investments represents mainly investments in non-marketable equity securities of several companies without readily determinable fair value in which the Company does not have a controlling interest or significant influence. One entity from this group became public during the first quarter of 2021 and accordingly the investment is now treated as a marketable equity investment. During 2022 and 2021, the Company invested a total of $14.8 million and $11.8 million in non-marketable equity securities of several companies. In addition, in 2022, the Company invested $1.9 million in convertible notes of another entity.

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Revenues

Disaggregation of Revenues

The following table present the Company’s revenues disaggregated by geographical region (based on the Company's customers’ location) and revenue type for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
	(U.S. $ in thousands)
Americas
Systems	$130,959	$124,311	$98,884
Consumables	130,775	121,245	106,857
Service	153,694	142,767	137,736
Total Americas	415,428	388,323	343,477

EMEA
Systems	53,527	42,077	29,584
Consumables	61,703	61,192	48,521
Service	26,430	27,027	23,479
Total EMEA	141,660	130,296	101,584

Asia Pacific
Systems	40,106	33,110	22,266
Consumables	35,054	35,623	33,670
Service	19,235	19,867	19,820
Total Asia Pacific	94,395	88,600	75,756

Total Revenues	$651,483	$607,219	$520,817

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table present the Company’s revenues disaggregated based on the timing of revenue recognized for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
	(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$452,124	$417,557	$339,782
Services	53,152	46,049	40,405
Total revenues recognized in point in time	505,276	463,606	380,187

Revenues recognized over time from:
Services	146,207	143,613	140,630
Total revenues recognized over time	146,207	143,613	140,630

Total Revenues	$651,483	$607,219	$520,817

Contract Assets and Contract Liabilities

Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of December 31, 2022 and 2021.

Contract liabilities include advance payments and billings in excess of revenue recognized. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of December 31, 2022 and 2021 were as follows:

	December 31,
	2022	2021
	U.S. $ in thousands
Deferred revenue*	$75,434	$72,307

*Includes $25.2 million and $21.1 million under long term deferred revenue in the Company's consolidated balance sheets as of December 31, 2022 and December 31, 2021, respectively.

Revenue recognized in 2022 and 2021 that was included in deferred revenue balance as of January 1, 2022 and 2021, was $44.0 million and $48.7 million, respectively.

Remaining Performance Obligations

Remaining Performance Obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2022 and 2021 the total RPO amounted to $104.6 million and $128.0 million, respectively. The Company expects to recognize $75.6 million of this RPO during the next 12 months, $15.8 million over the subsequent 12 months and the remaining $13.1 million thereafter.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period (generally 5 years) if the Company expects to recover those costs. The Company determined the period of benefit by taking into consideration customer contracts including renewals, the technology and other factors. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of December 31, 2022 and 2021, the deferred commission amounted to $9.6 million and $7.4 million, respectively and presented under Other current assets and Other non-current assets.

Note 4. Fair Value Measurement

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, on its consolidated balance sheets:

	December 31, 2022		December 31, 2021
	Level 2	Level 3	Level 2	Level 3
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$159	$-	$82	$-
Foreign exchange forward contracts designated as hedging instruments	3	-	910	-
Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(38)	-	(89)	-
Foreign exchange forward contracts designated as hedging instruments	(1,640)	-	(60)	-
Convertible notes	-	1,894	-	-
Contingent consideration*	-	38,341	-	55,919
	$(1,516)	$40,235	$843	$55,919

  *Includes $14.6 million and $2.4 million under Accrued expenses and other current liabilities in the Company's consolidated balance sheets as of December 31, 2022 and December 31, 2021, respectively.

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

The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs.

	December 31,
	2022	2021
	(U.S. $ in thousands)
Fair value at the beginning of the period	$55,919	$37,400
Acquisitions	-	17,985
Revaluation of Contingent considerations and other adjustment	(14,824)	534
Settlements of Contingent considerations	(2,754)	-
Fair value at the end of the period	$38,341	$55,919

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Inventories

Inventories consisted of the following:

	December 31,
	2022	2021
	U.S. $ in thousands
Finished goods	$81,564	$58,784
Work-in-process	7,562	4,360
Raw materials	104,928	66,003
	$194,054	$129,147

Note 6. Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following:

	December 31,
	2022	2021
	(U.S. $ in thousands)
Machinery and equipment	$157,602	$157,692
Buildings and improvements	178,605	178,025
Computer equipment and software	52,503	51,311
Office equipment, furniture and fixtures	14,628	14,723
Land	18,927	19,079
	422,265	420,830
Accumulated depreciation	(230,220)	(219,357)
	192,045	201,473
Construction work in progress	3,018	1,822
	$195,063	$203,295

Depreciation expenses were $22.6 million, $24.8 million and $25.2 million in the years ended December 31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022 , 2021 and 2020, the Company recorded impairment charges of $3.8 million, $1.4 and $7.0 million, respectively which were recorded in the consolidated statements of operations and comprehensive loss under cost of sales.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Goodwill

Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
	(U.S. $ in thousands)
Balance at January 1,	$65,144	$35,694
Goodwill acquired	-	27,092
Measurement period adjustments	-	2,410
Currency translation adjustments	(191)	(52)
Balance at December 31,	$64,953	$65,144

    (1)   In the third quarter of 2020, primarily as a result of the COVID-19 impact on the global economy and the Company’s business, the Company recorded a goodwill impairment charge of $386.2 million, the entire reporting unit's goodwill balance at the time

   (2) The goodwill balance as of December 31, 2021 and 2022 was acquired as part of Origin, RPS and XAAR acquisitions, see Note 2, and were allocated as part of Stratasys-Core reporting unit.

During the fourth quarter of 2021, the Company performed its annual impairment test for goodwill impairment. Based on the Company's qualitative analysis, which considered the Company's market valuation, its operation results and projections, and the timing of its goodwill acquisitions, no goodwill was determined to be impaired as of December 31, 2021.
        Goodwill impairment assessment for the year ended December 31, 2022
During the fourth quarter of 2022, the Company noted that indicators of potential impairment existed which required an interim goodwill impairment analysis for Stratasys-Core reporting unit. These indicators included sustained decline in the Company’s market capitalization during the last quarter, all, primarily as a result of  the global economy and the Company’s business.

The Company performed a quantitative assessment for goodwill impairment for its Stratasys-Core reporting unit and concluded that the fair value of Stratasys-Core reporting unit exceeded its carrying amount by approximately 45% with a carrying amount of goodwill assigned to this reporting unit in the amount of $65.0 million. When evaluating the fair value of Stratasys-Core reporting unit under the income approach, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long-term future growth determined based on the growth prospects of the reporting unit; and (c) a discount rate which reflects the weighted average cost of capital adjusted for the relevant risk associated with the Stratasys-Core reporting unit operations and the uncertainty inherent in the Company's internally developed forecasts.
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
    Based on the Company’s assessment as of December 31, 2022, no goodwill was determined to be impaired.
    The Company will continue to monitor the fair value of its Stratasys-Core reporting unit to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, significant decline in the Company's share price, changes in management’s business strategy or downward changes of the Company's cash flows projections, warrant further interim impairment testing.

 .STRATASYS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Other Intangible Assets, Net

Other intangible assets consisted of the following:

	December 31, 2022			December 31, 2021
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$387,603	$(283,671)	$103,932	$406,578	$(279,037)	$127,541
Patents	17,508	(8,970)	8,538	16,220	(8,503)	7,717
Trademarks and trade names	16,278	(14,030)	2,248	26,055	(22,241)	3,814
Customer relationships	93,609	(86,925)	6,684	100,731	(87,559)	13,172
Capitalized software development costs	7,066	(7,066)	-	7,410	(7,410)	-

	$522,064	$(400,662)	$121,402	$556,994	$(404,750)	$152,244

Amortization expenses

Amortization expense relating to intangible assets for the years ended December 31, 2022, 2021 and 2020, was approximately $37.1 million, $31.3 million and $24.3 million, respectively.

As of December 31, 2022, estimated future amortization expense relating to definite life intangible assets for each of the next five years and thereafter were as follows:

Estimated amortization expenses
Year ending December 31,	(U.S. $ in thousands)
2023	23,409
2024	19,343
2025	16,851
2026	16,765
2027	15,797
2028 and thereafter	29,237
Total	121,402

During the year ended December 31, 2020, the Company recorded impairment charges of $5.3 million, related to its definite life intangible assets. No impairment charges were recorded during 2022 and 2021.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Income Taxes

a. Deferred Tax Assets and Liabilities

The components of the Company’s deferred tax assets and liabilities as of December 31, 2022 and 2021 were as follows:

	December 31,
	2022	2021
	(U.S. $ in thousands)
Deferred tax assets
Tax losses carry forwards	$678,334	$667,741
Inventory related	157	4,210
Intangible assets	11,321	12,783
Provision for employee related obligations	927	1,186
Stock-based compensation	10,242	9,528
Deferred revenue	1,575	2,257
Property, plant and equipment	0	630
Allowance for credit losses	66	143
Foreign currency losses	0	358
Research and development credit carry forwards	17,658	15,933
Research and development capitalization (including Section 174)	11,454	3,717
Gross deferred tax assets	731,734	718,486
Valuation allowance	(699,694)	(693,120)
Total deferred tax assets	32,040	25,366

Deferred tax liabilities
Intangibles assets	(10,988)	(12,533)
Property, plant and equipment	(14,652)	(17,991)
Basis difference in equity method investment	(8,852)	-
Other items	(1,903)	(882)
Total deferred tax liabilities	(36,395)	(31,406)
Net deferred tax assets (liabilities)	$(4,355)	$(6,040)

The Company’s deferred tax assets and liabilities are classified in the consolidated balance sheets as follows:

	December 31,
	2022	2021
	(U.S. $ in thousands)
Deferred tax assets (under "Other non-current assets")	$1,283	$1,301
Deferred tax liabilities	5,638	7,341
Net deferred tax assets (liabilities)	$(4,355)	$(6,040)
As of December 31, 2022 and 2021 the Company had tax net operating losses carry-forward of approximately $663.9 million and $628.5 million, respectively. In addition, the Company incurred capital losses of $2,203.2 million in 2020 due to a legal reorganization of certain entities in the group. Those tax losses carry-forward resulted in deferred tax assets of approximately $678.3 million and $667.7 million, as of December 31, 2022 and 2021, respectively. As a result of losses incurred in the last few years, and since the near-term realization of these assets is uncertain, the Company recorded a full valuation allowance for its deferred tax assets that are not likely to be realized.

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

A reconciliation of the beginning and ending balances of valuation allowance is as follows:

Valuation allowance
U.S. $ in thousands
Balance at January 1, 2020	$151,771
Additions	524,215
Decrease	(14,007)
Balance at December 31, 2020	661,979
Additions	31,141
Balance at December 31, 2021	693,120
Additions	8,788
Decrease	$(2,214)
Balance at December 31, 2022	$699,694
Included in the net deferred tax are net operating loss and credit carryovers of $138.2 million which expire in years ending from December 31, 2032 through December 31, 2042, whereas some losses may be carried forward indefinitely, as discussed below
On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was enacted into law. The new legislation represents fundamental and dramatic modifications to the U.S. tax system. The Act contained several key tax provisions that impacted the Company's U.S. subsidiaries, including the reduction of the maximum U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. Other significant changes under the Act included, among others, a one-time repatriation tax on accumulated foreign earnings, a limitation of net operating loss deduction to 80% of taxable income, and indefinite carryover of post-2017 net operating losses. The Act also repealed the corporate alternative minimum tax for tax years beginning after December 31, 2017. Losses generated prior to January 1, 2018 will still be subject to the 20-year carryforward limitation and the alternative minimum tax. Other impacts due to the Act included the repeal of the domestic manufacturing deduction, modification of taxation of controlled foreign corporations, a base erosion anti-abuse tax, modification of interest expense limitation rules, modification of limitation on deductibility of excessive executive compensation, and taxation of global intangible low-taxed income.
The Act introduced new intangible income rules, Global Intangible Low-Taxed Income (GILTI) and Foreign Derived Intangible Income (FDII). The Company has analyzed the impact of GILTI/FDII and determined that no impact should be recorded due to the U.S. subsidiaries’ net operating losses. Thus, the Company cannot elect to include these amounts in the measurement of its deferred taxes under U.S. GAAP.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Effective in 2022, the Act requires all U.S. companies to capitalize, and subsequently amortize R&D expenses that fall within the scope of Section 174 over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside of the United States, rather than deducting such costs in the year incurred for tax purposes. Although Congress may defer, modify, or repeal this provision, potentially with retroactive effect, we have no assurance that Congress will take any action with respect to this provision. As of financial year 2022, we have accounted for an estimate of the effects of the R&D capitalization, based on interpretation of the law as currently enacted. To the extent that this provision is not deferred, modified or repealed, and once our available Federal NOLs are fully utilized, we would incur an increase in our tax expenses and a decrease in our cash flows provided by operations. To date, we incurred immaterial tax expense and corresponding cashflow impact at State level only.
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

b. Provision for Income Taxes

Loss before income taxes for the years ended December 31, 2022, 2021 and 2020 was as follows:

	2022	2021	2020
	(U.S. $ in thousands)
Domestic	$(28,725)	$(50,193)	$(381,935)
Foreign	10,931	(16,644)	(74,636)
	$(17,794)	$(66,837)	$(456,571)

       The components of income taxes for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022	2021	2020
	(U.S. $ in thousands)
Current
Domestic	$7,301	$(14,146)	$4,992
Foreign	942	2,141	(3,902)
	8,243	(12,005)	1,090
Deferred
Domestic	(1,440)	8,745	(4,112)
Foreign	(1,349)	(646)	(13,372)
	(2,789)	8,099	(17,484)
Total income taxes	$5,454	$(3,906)	$(16,394)

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the statutory income tax rate and the effective income tax rate for the years ended December 31, 2022, 2021 and 2020 is set forth below:

	2022	2021	2020
Statutory tax rate	23.0%	23.0%	23.0%
Reduced tax rate under Israeli benefit programs	(4.3)	6.2	(1.4)
Release of Exempt Profits (see below)	(16.0)	-	-
Goodwill impairment	-	-	(17.5)
Stock-based compensation expense	(16.1)	(3.5)	(0.5)
Non-deductible expenses	(0.8)	(0.1)	-
Earnings taxed under foreign law	24.7	10.8	(4.1)
Valuation Allowance	(18.6)	(42.7)	3.1
Changes in uncertain tax positions	(22.1)	17.9	1
Deferred Tax due to different tax rates	-	(6.1)	0.1
Other	(0.5)	0.3	(0.1)
Effective income tax rate	(30.7)%	5.8%	3.6%

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

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the beginning and ending balance of uncertain tax positions is as follows:

	2022	2021	2020
	(U.S. $ in thousands)
Balance at beginning of year	$3,015	$23,389	$25,517
Additions for tax positions related to the current year	4,684	3,826	312
Foreign currency impact	181	2,918	3,017
Decrease related to settlements with tax authorities and lapse of applicable statutes of limitation	(500)	(26,685)	(5,457)
Classification to deferred tax assets	(1,337)	(433)	-
Balance at end of year	$6,043	$3,015	$23,389
The Company’s accrual for estimated interest and penalties was $0.3 million as of December 31, 2022.

The Company is subject to income taxes in the U.S., various states, Israel and certain other foreign jurisdictions. The Company files income tax returns in various jurisdictions with varying statutes of limitations. Tax returns of Stratasys Inc. submitted in the United States through 2015 tax year are considered to be final following the completion of the Internal Revenue Service examination. Tax returns of Stratasys Ltd. submitted in Israel through the 2019 tax year are considered to be final following the completion of the Israeli Tax Authorities examination upon audit. The expiration of the statute of limitations related to the various other foreign and state income tax returns that the Company and its subsidiaries file vary by state and foreign jurisdictions.

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
Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Investment Law”)
Tax incentives programs which were relevant for the company until financial year 2020
Various industrial projects of the Company have been granted “Approved Enterprise” and “Beneficiary Enterprise” status, which provided certain benefits, including tax exemptions for undistributed income and reduced tax rates. Income not eligible for Approved Enterprise and Beneficiary Enterprise benefits is taxed at the regular corporate rate, which was 23% in 2021.
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
       In the event of distribution of dividends (or deemed distribution, as described below) from the said tax-exempt income during the tax exemption period as described above, the amount distributed will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year, as explained above, Dividends paid out of income attributed to Approved Enterprise or Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to an Approved or Beneficiary Enterprise) are generally subject to withholding tax at the source at the rate of 15%, unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).
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
        On November 15, 2021, the Investment Law was amended to reduce the ability of companies to retain the tax-exempt profits. Effective August 15, 2021, dividend distributions (or deemed distribution, as described below), will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits (as defined below).
        In parallel to the above amendment, the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax on the distribution or release within a year from such amendment of tax-exempt profits derived by Approved and Benefited Enterprises, which we refer to as Exempt Profits. The amount of the reduced tax will be determined based on a formula. In order to qualify for the reduction, the Company must invest certain amounts in productive assets and research and development in Israel.
Following recent Israeli court ruling, certain transactions (such as acquisitions and intercompany loans) may be treated as deemed dividend distributions for the purpose of the Encouragement Law triggering corporate tax on the respective amount of the transaction.
On November 13, 2022, the Company released an amount of approximately $44.8 million out of its Exempt Profits and accordingly paid reduced tax of approximately $2.9 million.
As of December 31, 2022, remaining tax-exempt income of approximately $160.6 million is attributable to the Company’s various Approved and Beneficiary Enterprise programs. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and taxes of approximately $16.1 million would be incurred as of December 31, 2022.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tax incentives programs which may be relevant for the company as of financial year 2021
A January 2011 amendment to the Investment Law (the “2011 Amendment”) created alternative benefit tracks to those previously in place, as follows: an investment grants track designed for enterprises located in certain development zones and two new tax benefits tracks (“Preferred Enterprise” and “Special Preferred Enterprise”), which provide for application of a unified tax rate to all preferred income of the company, as defined in the Investment Law.
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
The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israeli Innovation Authority, to which we refer as the IIA.
The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.
In 2021, the Company noticed the Israeli tax authorities that it waived the Approved / Beneficiary Enterprise regime starting from tax year 2021. The Company is currently considering its qualification for the 2017 amendment and the term and degree to which it may be qualified as a Preferred Technology Enterprise or Special Preferred Technology Enterprise.

Note 10. Contingencies

The Company is a party to various legal proceedings, the outcome of which, in the opinion of management, will not have a significant adverse effect on the financial position, profitability or cash flows of the Company.

Note 11. Equity

a. Share capital

The Company’s issued share capital is composed of ordinary shares NIS 0.01 par value per share. Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

The Company’s ordinary shares are traded in the United States on the Nasdaq Global Select Market under the ticker symbol “SSYS”. As of December 31, 2022 and 2021, there were 67,086 thousand ordinary shares and 65,677 thousand ordinary shares issued and outstanding, respectively. The increase in the outstanding and issued ordinary shares during 2022 was attributable to exercises of stock options and RSUs under the Company’s stock-based compensation plans (including its ESPP). During 2022 the reserve pool under 2022 plan was increased by 1.5 million shares.

b. Stock-based compensation plans

The Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective upon closing of the Stratasys-Core merger, provides for the grant of options, restricted shares, RSUs, PSUs and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2012 plan, options, RSUs and PSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable and RSUs are vested over the requisite service period, which is normally a four-year period beginning on the grant date, subject to continued service to the Company. PSUs are vested only upon the achievement of certain pre-determined performance metrics. Once the performance metrics are met, vesting of PSUs is subject to continued service to the Company over the requisite service period, which is normally a two-year to four-year period. The 2012 Plan expired pursuant to its own terms in September 2022.

As of December 31, 2022, there were an aggregate of 9,041,427 ordinary shares subject to outstanding awards under the 2012 Plan, and no further shares available for future equity awards under the 2012 plan, as all remaining shares under the plan were transferred to the new 2022 Plan (as described below) upon the expiration of the 2012 Plan. All outstanding awards under the 2012 Plan continue to remain subject to the terms of the 2012 Plan, but upon cancellation, forfeiture or expiration of any such awards for any reason, the underlying shares will be automatically transferred and added to the pool of shares available for issuance under the 2022 Plan.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Stratasys Ltd. 2022 Share Incentive Plan (the “2022 Plan”) became effective upon approval by the Company’s shareholders at the Company’s 2022 annual general meeting of shareholders that took place on September 15, 2022. The 2022 Plan provides for the grant of options, restricted shares, RSUs, PSUs and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2022 plan, options, RSUs and PSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable and RSUs are vested over the requisite service period, which is normally a four-year period beginning on the grant date, subject to continued service to the Company. PSUs are vested only upon the achievement of certain pre-determined performance metrics. Once the performance metrics are met, vesting of PSUs is subject to continued service to the Company over the requisite service period, which is normally a two-year to four-year period. As of December 31, 2022, 1,296,494 ordinary shares were subject to existing awards under the 2022 Plan, and an additional 277,506 ordinary shares were available for future equity awards under the 2022 plan.

As of December 31, 2022, $1.5 million shares were available for future equity awards under the 2022 plan.

Stock options

A summary of the stock option activity for the year ended December 31, 2022 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2021	1,732,368	$28.85
Granted	78,740	13.59
Exercised	(26,362)	10.04
Forfeited	(165,187)	36.68
Options outstanding as of December 31, 2022	1,619,559	$27.62
Options exercisable as of December 31, 2022	1,238,659	$31.25

      The following table summarizes information about stock options outstanding at December 31, 2022:

			Options Outstanding			Options Exercisable
			Outstanding	Weighted- Average	Weighted-	Exercisable	Weighted-
			options at	Remaining	Average	options at	Average
Range of			December 31,	Contractual	Exercise	December 31,	Exercise
Exercise Prices			2022	Life in Years	Price	2022	Price
$3.52	-	$19.61	464,419	7.68	$15.28	83,519	$18.94
$19.66	-	$22.47	688,434	4.67	20.36	688,434	20.36
$23.41	-	$114.11	466,480	2.57	49.48	466,480	49.48
$120.51	-	$120.51	226	0.94	120.51	226	120.51
			1,619,559	4.93	$27.31	1,238,659	$31.25

Aggregate intrinsic value (U.S. $ in thousands)			$46			$28

As of December 31, 2022, the weighted-average remaining contractual life of exercisable options was 4.1 years. The total intrinsic value of options exercised during 2022, 2021 and 2020 was approximately $0.3 million, $5.19 million and $0.04 million, respectively.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2022, 2021 and 2020. The following assumptions were applied in determining the options’ fair value on their grant date:

	2022	2021	2020
Risk-free interest rate	0.4%-3.9%	0.4%-1.3%	0.4%-1.8%
Expected option term (years)	5.0-5.5	5.0-5.1	5.0-5.1
Expected share price volatility	52.8%-61.4%	52.8%-58.7%	52.5%-52.8%
Dividend yield	-	-	-
Weighted average grant date fair value	$11.36	$14.99	8.09

As of December 31, 2022, the Company had 0.4 million unvested options. As of December 31, 2022, the unrecognized compensation cost related to all unvested, equity-classified stock options of $1.4 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.1 years.

Restricted Stock Units and Performance Stock Units

A summary of the Company’s RSUs and PSUs activity for the year ended December 31, 2022 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested RSUs and PSUs outstanding as of December 31, 2021	3,082,798	$26.36
Granted	2,178,650	21.21
Vested	(1,122,041)	24.86
Forfeited	(643,308)	24.46
Unvested RSUs and PSUs outstanding as of December 31, 2022	3,496,099	$23.98

The total vesting-date value of equity classified RSUs vested during 2022 was $24.8 million. As of December 31, 2022, the unrecognized compensation cost related to all unvested equity classified RSUs and PSUs of $54.3 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.2 years.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-based compensation expense for stock options and equity classified RSUs included in the Company’s Statements of Operations and Comprehensive Loss were allocated as follows:

	2022	2021	2020
	(U.S. $ in thousands)
Cost of revenues	$4,082	$3,093	$1,771
Research and development, net	7,113	6,564	6,102
Selling, general and administrative	22,266	21,320	12,331
Total stock-based compensation expenses	$33,461	$30,977	$20,204
Employee Stock Purchase Plan

       On October 2021, the Company adopted the 2021 Employee Stock Purchase Plan (the “ESPP”). As of December 31, 2022, the maximum aggregate number of ordinary shares that may be purchased initially under the ESPP will be 5,200,000 shares.
      The ESPP is implemented through an offering every six months. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase ordinary shares. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the beginning of each offering period or on the purchase date.
       As of December 31, 2022, 249,750 shares of common stock had been purchased under the ESPP.
       As of December 31, 2022, 4,950,250 shares of common stock are available for future issuance under the ESPP.
       In accordance with ASC Topic 718, the ESPP is considered compensatory and, as such, results in recognition of stock-based compensation expenses.

c. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive loss, net of taxes for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31, 2022
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2022	$1,572	$(10,343)	$(8,771)
Other comprehensive loss before reclassifications	(1,566)	(2,176)	(3,742)
Amounts reclassified from accumulated other comprehensive loss	(305)	-	(305)
Other comprehensive income (loss), net of tax	(1,871)	(2,176)	(4,047)
Balance as of December 31, 2022	$(299)	$(12,519)	$(12,818)

 STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2021
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2021	$(1,673)	$(7,173)	$(8,846)
Other comprehensive loss before reclassifications	3,668	(2,603)	1,065
Amounts reclassified from accumulated other comprehensive loss	(423)	(567)	(990)
Other comprehensive income (loss)	3,245	(3,170)	75
Balance as of December 31, 2021	$1,572	$(10,343)	$(8,771)

	Year ended December 31, 2020
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2020	$(10)	$(7,706)	$(7,716)
Other comprehensive loss before reclassifications	(1,024)	533	(490)
Amounts reclassified from accumulated other comprehensive loss	(639)	-	(639)
Other comprehensive income (loss)	(1,663)	533	(1,130)
Balance as of December 31, 2020	$(1,673)	$(7,173)	$(8,846)

d. Rights plan

       On July 24, 2022, the Company’s Board of Directors adopted a rights plan (the “Rights Plan”) to protect the interests of the Company’s shareholders. Each Right entitles the registered holder thereof to purchase from the Company one Ordinary Share at a price of  $0.01 per share, subject to adjustment, once the Rights become exercisable, and subject to the exercise terms and conditions thereof described in the Rights Agreement. The rights would become exercisable only if an entity, person, or group acquires beneficial ownership of 15% or more of the Company’s outstanding ordinary shares in a transaction not approved by the Company’s Board of Directors. The Rights Plan has a 364-day term, expiring on July 24, 2023.

    The adoption of the Rights Plan is intended to protect the long-term interests of Stratasys and all Stratasys shareholders. The Rights Plan is designed to reduce the likelihood that any entity, person, or group would gain control of, or significant influence over, Stratasys through the open-market accumulation of the Company’s shares without appropriately compensating all Stratasys shareholders for control. The Rights Plan will encourage anyone seeking to gain a significant interest in Stratasys to negotiate directly with the Board prior to attempting to control or significantly influence the Company. Further to those goals, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the ordinary shares of the Company or any existing holder of 15% or more of the Ordinary Shares who shall acquire any additional Ordinary Shares.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e. Public offering of ordinary shares

      During March 2021, the Company completed a public offering of its ordinary shares in an amount of $218.9 million, net of $11.1 million underwriting discounts and offering expenses. The total number of shares sold by the Company in the public offering was 7,931,034. The Company recorded a deferred tax asset in respect of a tax benefit, arising from the underwriting discounts and offering expenses, as an increase to Additional Paid-In Capital.

Note 12. Derivatives and Hedging Activities

The Company carries out transactions involving foreign currency exchange derivative financial instruments. The transactions are designed to hedge the Company’s exposure to change in relative value of currencies other than the U.S. dollar. The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”) and, the Euro. Gains and losses on the hedging instruments offset losses and gains on the hedged items.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		December 31,		December 31,
	Balance sheet location	2022	2021	2022	2021
		(U.S. $ in thousands)
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$159	$82	$101,733	$12,380
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	3	910	4,900	60,408
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(38)	(89)	16,751	33,047
Liability derivatives -Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	(1,640)	(60)	72,273	26,320
		$(1,516)	$843	$195,657	$132,155

        Foreign exchange contracts not designated as hedging instruments

        As of December 31, 2022, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $118.5 million and were used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the “NIS”),British Pound, Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, gain of $2.1 million and gain of $2.9 million were recognized under financial income (expenses) , net for the years ended December 31, 2022 and 2021, respectively. Such gains partially offset the revaluation losses of the balance sheet items, which are also recognized under financial income (expenses), net.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Flow Hedging—Hedges of Forecasted Foreign Currency Payroll and other operating expenses

As of December 31, 2022 and 2021, the Company had in effect foreign exchange forward contracts for the conversion of $64.4 million and $32.1 million, respectively, into NIS. These foreign exchange forward contracts were designated as cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.

Cash Flow Hedging—Hedges of Forecasted Foreign Currency Revenue

The Company transact business in U.S. Dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue in the normal course of business and accordingly, they are not speculative in nature.

As of December 31, 2022, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of Euro 12.7 million into dollars .

To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions. The Company record changes in fair value of these cash flow hedges in accumulated other comprehensive income (loss) in its consolidated balance sheets, until the forecasted transaction occurs. When the forecasted transaction occurs, we reclassify the related gain or loss to revenue. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the Company reclassifies the gain or loss on the related cash flow hedge from accumulated other comprehensive income (loss) to the same statement of operations line item as the hedged item. If the Company does not elect hedge accounting, or the contract does not qualify for hedge accounting treatment, the changes in fair value from period to period are recorded under financial income (expenses), net.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	Revenues		Cost of revenues		Research and development, net		Selling, general and administrative		Financial expenses (income), net		Other comprehensive income (loss)
	December 31,		December 31,		December 31,		December 31,		December 31,		December 31,
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	(U.S. $ in thousands)
Line items in which effects of hedges are recorded	$(651,483)	(607,219)	$375,016	$347,141	$92,876	$88,303	$240,750	$250,937	$(229)	$2,075	$(4,047)	$75
Foreign exchange contracts designated as a hedging instrument	3,625	914	243	(243)	950	(398)	1,941	(696)	-	-	(1,566)	3,245
Foreign exchange contracts not designated as a hedging instrument	-	-	-	-	-	-	-	-	(2,125)	(2,870)	-	-

Note 13. Entity-Wide Disclosure

Revenues by geographic area for the years ended December 31, 2022, 2021 and 2020 were as follows*:

	Year ended December 31,
	2022	2021	2020
	(U.S. $ in thousands)
Americas (primarily the United States)	$415,428	$388,323	$343,477
EMEA	141,660	130,296	101,584
Asia Pacific	94,395	88,600	75,756
	$651,483	$607,219	$520,817

*	Revenues are attributed to geographic areas based on the location of customer.

No single customer accounted for 10% or more of Company’s total revenues, or Company’s net accounts receivable, in any fiscal year presented.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment and right-of-use assets of lessees by geographical area were as follows:

	Year ended December 31,
	2022	2021
Americas (primarily the United States)	$63,158	$46,456
EMEA	146,208	162,576
Asia Pacific	3,819	8,914
	$213,185	$217,946

Property, plant and equipment that were located in Israel amounted to $130.6 million and $136.4 million for the years ended December 31, 2022 and 2021, respectively and are included under the EMEA region in the above table.

      Right-of-use assets of lessees that were located in Israel amounted to$1.0 million and $1.4 million for the years ended December 31, 2022 and 2021 respectively and are included under the EMEA region in the above table.

Note 14. Net loss per Share

The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2022	2021	2020
	(In thousands, except per share amounts)
Numerator:
Net loss attributable to Stratasys Ltd. for basic and diluted net loss per share	$(28,974)	$(61,982)	$(443,721)

Denominator:
Weighted average shares – denominator for basic and diluted net loss per share	66,491	63,471	54,918

Net loss per share Basic and diluted	$(0.44)	$(0.98)	$(8.08)

The computation of diluted net loss per share for the years ended December 31, 2022, 2021 and 2020 excluded share awards of 5.1 million, 4.8 million and 4.9 million, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

STRATASYS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Leases

The Company’s operating lease expenses are recognized on a straight-line basis. Operating lease cost for the years ended December 31, 2022, 2021 and 2020, were as follows:

	December 31,
	2022	2021	2020
	(U.S. $ in thousands)
Operating lease cost:
Fixed payments and variable payments that depend on an index or rate	$8,951	$10,196	$10,102
Total operating lease cost	$8,951	$10,196	$10,102

Cash flow and other information related to operating leases were as follows:

	December 31,
	2022	2021	2020
	(U.S. $ in thousands)
Cash paid for amounts included in the measurement of lease liabilities	$8,372	$9,829	$10,559
Right-of-use assets obtained in exchange for new operating lease liabilities	$12,057	$5,955	$10,008

	December 31,
	2022	2021	2020
Weighted-average remaining lease term — operating leases	4.11 years	2.59 years	3.00 years
Weighted-average discount rate — operating leases	4.17%	4.58%	4.78%

Maturities of operating lease liabilities were as follows:

December 31,
2022
(U.S. $ in thousands)
2023	$7,561
2024	4,430
2025	2,180
2026	1,678
2027 and thereafter	2,879
Total operating lease payments	18,728
Less: imputed interest	(889)
Present value of lease liabilities	$17,839

ITEM 19. EXHIBITS.

Exhibit
Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd. (1)
1.2	Memorandum of Association of Stratasys Ltd. (formerly known as Objet Ltd.) (2)
2.1	Specimen ordinary share certificate of Stratasys Ltd. (3)
2.2	Description of ordinary shares of Stratasys Ltd*
4.1	Stratasys Ltd. 2022 Share Incentive Plan, as amended (4)
4.2	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan, as amended*
4.3	Stratasys Ltd. 2021 Employee Share Purchase Plan (5)
4.4	Form of Indemnification Agreement by and between Stratasys Ltd. (formerly known as Objet Ltd.) and each of its directors and executive officers (6)
4.5	OEM Purchase and License Agreement,effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and RicohPrinting Systems America, Inc. (7)
4.6

Assignment, dated June 1, 1994, from S. Scott Crump, James W. Comb, William R. Priedeman, Jr., and Robert Zinniel to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a process and apparatus of support removal for three-dimensional modeling (8)

4.7	Stratasys Ltd. Compensation Policy for Executive Officers and Directors (9)
4.8	Employment Agreement, effective as of February 18, 2020, by and between Stratasys Ltd. and Yoav Zeif (10)
8.1	Subsidiary List of Stratasys Ltd.*
12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13

Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm*
101	The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2022 and 2021; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2022, 2021 and 2020; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.
104	Cover Page Interactive Data File

(1)

Incorporated by reference to Appendix A to the registrant’s proxy statement for its February 3, 2015 extraordinary general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 6, 2015

(2)	Incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012

(3)	Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on August 6, 2012

(4)	Incorporated by reference to Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on August 26, 2022
(5)

Incorporated by reference to Appendix A to the registrant’s proxy statement for its 2021 annual general meeting of shareholders, attached as Exhibit 99.2 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on October 13, 2021

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

(9)

Incorporated by reference to Appendix B to the registrant’s proxy statement for its 2021 annual general meeting of shareholders, attached as Exhibit 99.2 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on October 13, 2021

(10)	Incorporated by reference to Exhibit 4.8 to the registrant’s annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 26, 2020

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
March 3, 2023