Form 20-F
period 2023-12-31
STRATASYS LTD.
filed 2024-03-11
CIK 1517396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ........................................
Commission file number 001-35751
STRATASYS LTD.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Israel
(Jurisdiction of incorporation or Organization)

c/o Stratasys, Inc	1 Holtzman Street,
7665 Commerce Way	Science Park
Eden Prairie,	P.O. Box 2496
Minnesota	Rehovot,
55344	Israel
76124
(Address of Principal Executive Offices)
Richard Garrity, Chief Industrial Business Unit Officer
Tel: (952) 937-3000
E-mail: rich.garrity@stratasys.com
7665 Commerce Way
Eden Prairie, Minnesota 55344
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.01 per share	SSYS	Nasdaq Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
69,656,074 Ordinary Shares, NIS 0.01 par value, at December 31, 2023.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
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
Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•the extent of our success at introducing new or improved products and solutions that gain market share;
•the extent of growth of the 3D printing market generally;
•the global macro-economic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rates and uncertain economic conditions;
•changes in our overall strategy, including as related to any restructuring activities and our capital expenditures;
•the impact of shifts in prices or margins of the products that we sell or services we provide, including due to a shift towards lower margin products or services;
•the impact of competition and new technologies;
•the outcome of our board of directors’ comprehensive process to explore strategic alternatives for our company;
•impairments of goodwill or other intangible assets in respect of companies that we acquire;
•the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;
•the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers;
•the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on our supply chain and distribution network and consequently, our ability to successfully sell both our existing and newly-launched 3D printing products;
•global market, political and economic conditions, and in the countries in which we operate in particular;
•the degree to which our company’s operations remain resistant to potential adverse effects of Israel’s war against the terrorist organization Hamas;
•government regulations and approvals;
•litigation and regulatory proceedings;
•infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;
•potential cyber attacks against, or other breaches to, our information technologies systems;
•the extent of our success at maintaining our liquidity and financing our operations and capital needs;
•impact of tax regulations on our results of operations and financial condition; and
•any additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”, as well as in other parts of this Annual report.
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

USE OF TRADE NAMES
Unless the context otherwise indicates or requires, "Stratasys", "PolyJet", "J8 Series", "J850", "J55", "J35", "Vero", "TrueDent", "FDM", "Fortus", "F900", "F370", "Fortus 450mc", "F123 Series", "F770", "Origin", "Origin One", "P3", "Stratasys Direct Manufacturing", "GrabCAD", "GrabCAD Print", "GrabCAD Shop", "GrabCAD Streamline Pro", "OpenAM", "DentaJet", "MediJet", "Digital Anatomy", "TissueMatrix", "GelMatrix", "BoneMatrix", "Neo", "Neo800", "Neo450", "H350", "H Series", "SAF", "Somos", "WaterShed", "PerFORM", "Addigy" and all product names and trade names used by us in this annual report are our trademarks and service marks, which may be registered in certain jurisdictions. Although we have sometimes omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved. Furthermore, the Stratasys Signet design logo is our property. This annual report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.
CERTAIN TERMS AND CONVENTIONS
In this annual report, unless the context otherwise requires:
•references to "Stratasys", "our company", "the Company", "the consolidated company", "the registrant", "we", "us", and "our" refer to Stratasys Ltd. (formerly known as Objet Ltd.), and its consolidated subsidiaries;
•references to "Objet" generally refer to Objet Ltd. and its consolidated subsidiaries prior to the effective time of the Stratasys, Inc.- Objet Ltd. merger on December 1, 2012. We may also use "Objet" to refer to the line of products previously sold by Objet Ltd. and the related current, ongoing operations that have continued following the Stratasys, Inc.-Objet Ltd. merger.
•references to “Stratasys, Inc." generally refer to Stratasys, Inc., a Delaware corporation, and its consolidated subsidiaries prior to the effective time of the Stratasys, Inc.- Objet Ltd. merger, but sometimes (as the context requires) refer to the current, ongoing operations of our Stratasys, Inc. subsidiary;
•references to “ordinary shares”, “our shares” and similar expressions refer to our Ordinary Shares, par value NIS 0.01 per share;
•references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;
•references to the “articles” or “amended articles” are to our Amended and Restated Articles of Association, which became effective upon the closing of the Stratasys, Inc.- Objet Ltd. merger, as subsequently amended;
•references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;
•references to the “Securities Act” are to the Securities Act of 1933, as amended;
•references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•references to “Nasdaq” are to the Nasdaq Stock Market; and
•references to the “SEC” are to the United States Securities and Exchange Commission.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION.
A.[Reserved]

B.Capitalization and Indebtedness.
Not applicable.

C.Reasons for the Offer and Use of Proceeds.
Not applicable.

D.Risk Factors.
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

Summary of Risk Factors:
The following constitutes a summary of the material risks relevant to an investment in our company:
Risks related to our business and financial condition
•We may not succeed at introducing new or improved products and solutions that gain market share.
•Our annual and quarterly operating results and financial condition may fluctuate.
•Demand for our products and services may not grow as we expect.
•The 3D printing market generally may not grow as we expect.
•Global macro-economic trends such as inflation, rising interest rates and potential recessionary conditions, may have material adverse consequences for our operations, financial position, cash flows, and those of our customers and suppliers.
•Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.
•To the extent that other companies are successful in developing or marketing consumables for use in our systems, our revenues and profits would likely be adversely affected.
•If our product mix shifts too far into lower margin products or our revenues mix shifts significantly towards our additive manufacturing (“AM”) services business, our profitability could be reduced.
•Competition and new technologies may cut into our market share.
•Impairments of goodwill or other intangible assets in respect of companies that we acquire would adversely impact our results of operations for the periods in which they occur.
•Our failure to successfully consummate acquisitions of, or investments in, new business, technologies, products or services, to integrate them into our existing company, or to realize from them expected performance, may adversely affect our financial results.
•Our operations could suffer if we are unable to attract and retain key management, directors or other key employees.
•Global interruptions and delays involving freight carriers and other third parties may interfere with our supply chain and distribution network and frustrate our ability to sell our existing and new products.
•If we do not maximize our recurring stream of revenues from the sale of consumables and service contracts, our operating results may be adversely affected.
•Global market, political and economic conditions, and in the countries in which we operate in particular, could adversely impact our operating results.
•Potential hostile actions by a shareholder or other third party, such as Nano Dimension Ltd. or 3D Systems Corporation, including a legal challenge to our shareholder rights plan, a potential additional unsolicited tender offer, or a potential additional attempt to remove and replace our directors with its own nominees, could materially adversely impact our shareholders’ investment in our company and could also strain our cash resources.
•Significant disruptions of our information technology systems, including management information systems for inventory management and distribution, or breaches of our data security could adversely affect our business.
•We own a number of our manufacturing and office facilities, which may limit our ability to move those operations.

Risks related to our intellectual property
•Infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us, could lead to litigation, could necessitate a redesign of our products to avoid use of certain technology, and may have an adverse impact on our financial results.
•If we are unable to obtain patent protection for our products or otherwise protect our intellectual property rights, our business could suffer.
•As our patents expire, additional competitors using our technology could enter the market, which could offer competitive printers and consumables, require us to reduce our prices for our products and result in lost sales.

Risks related to operations in Israel
•Israel’s war against the terrorist organization Hamas and its hostilities with additional regional terrorist groups may adversely affect our operations.
•Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel (in particular), the Euro, the Yen and other non-U.S. currencies may negatively affect the earnings of our operations.
•We are currently eligible for Israeli government tax benefits in respect of our Israeli operations. If we do not meet several conditions for receipt of those benefits, or if the Israeli government otherwise decides to eliminate those benefits, they may be terminated or reduced.

Risks related to an investment in our ordinary shares
•The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.
•We do not anticipate paying any cash dividends in the foreseeable future.

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
The operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. We do not always have visibility as to the expected movements of the global economy and, consequently, as to the expected changes in our operating results over time. This began during the COVID pandemic, during which we began analyzing our quarterly results on a linear basis, comparing consecutive quarters with one another, in addition to comparing each quarter with the corresponding quarter of the previous year, thereby enabling us to track the most updated economic trends and their impact on our operating results.After having suspended providing quarterly or annual guidance in the second quarter of 2020, we returned to providing guidance (initially, on a more limited basis) in subsequent years. However, if our operating results do not meet that guidance or the expectations of securities analysts or investors, the market price of our ordinary shares will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including the latest global economic developments concerning inflation, interest rates and unemployment, as well as those additional factors listed below and those identified throughout this “Risk Factors” section:
•the degree of market acceptance of our products and services, particularly in the fast-growing sector of mass production parts;
•the mix of products and services that we sell during any period;
•the geographic distribution of our sales;
•our responses to price competition;
•long sales cycles;
•unforeseen liabilities or difficulties in integrating our acquisitions or newly acquired businesses;
•changes in the amount that we spend to develop, acquire or license new products, consumables, technologies or businesses;
•changes in the amounts that we spend to promote our products and services;
•changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;
•delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;
•delays in orders of our products from period to period due to outside factors, such as U.S. government shutdowns, which may delay orders by U.S. government agencies or other end-users whose business activities are heavily dependent on U.S. government agency contracts;
•global interruptions and delays involving freight carriers and other third parties, which may interfere with our supply chain and distribution network and frustrate our ability to sell our existing and new products;
•development of new competitive products and services by others;
•difficulty in predicting sales patterns and reorder rates that may result from multi-tier distribution strategy associated with new product categories such as entry level desktop 3D printers;
•impairment charges that we may be required to record in respect of our goodwill and/or other long-lived assets;
•potential cyber attacks against, or other breaches to, our information technologies systems;
•litigation or threats of litigation, including intellectual property claims by third parties;
•changes in accounting rules and tax laws;
•tax benefit that we may record due to partial or full release of valuation allowances against our deferred tax assets;

•general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing; and
•changes in dollar-shekel and dollar-Euro exchange rates that affect the value of our net assets, revenues and expenditures from and/or relating to our activities carried out in those currencies;

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

Adverse macro-economic trends such as inflation and higher interest rates have been adversely affecting, and may continue to adversely affect, potentially in a more material manner our business, results of operations and financial condition.
Certain recent global macro-economic trends have been adversely impacting the global economic environment. The infusion of money into circulation as part of a “loose” monetary policy to encourage consumer spending, along with historically low interest rates for an extended period of time, which were designed to ease economic conditions during the COVID-19 pandemic, triggered upwards pressure on prices of goods, and services. The high rates of inflation globally caused governments and central banks to act to curb inflation, including by raising interest rates, which may potentially stifle economic activity to a large enough extent to cause a recession, whether in individual countries or regions, or globally. In certain cases, shifts in interest rates have impacted investor preferences as to investments in different countries, which has triggered shifts in exchange rates between various currencies, which has, in turn, exerted an unsteady impact on our results of operations.
Since 2022, these macro-economic trends have been adversely impacting our target markets and our results of operations. For example, higher interest rates, which were imposed by central banks to slow down inflation, have been worsening credit/financing conditions for our customers and adversely impacting their ability to purchase our products.
In light of these uncertainties, we continue to monitor the cost-control measures that we first implemented in February 2020, when the COVID-19 pandemic began, some of which we have maintained in place since that time.
While we believe that we remain well-positioned to withstand the current adverse macro-economic trends, given our balance sheet (primarily due to our cash reserves and lack of debt) and our emphasis on operational efficiencies and execution, we continue to monitor the situation, assessing further implications for our operations, supply chain, liquidity, cash flow and customer orders, in an effort to mitigate potential new adverse consequences should they arise. However, there is no assurance that we will continue to succeed at doing so.
A potential downturn could also have a material adverse impact on our business partners’ stability and financial strength. Given the uncertainties associated with these macroeconomic trends, it is difficult to fully predict the magnitude of their effects on our, and our business partners’, business, financial condition and results of operations.

The guidance that we provide for 2024 and for future periods (including medium term guidance) may lack the degree of certainty that we once had in providing guidance, due to the number of variables surrounding the current macro-economic environment.
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
We sell a substantial portion of the consumables used in our systems. We attempt to protect against replication of our proprietary consumables through differentiation patents and trade secrets and provide that warranties on those systems may be invalid if customers use non-genuine consumables. We have also acquired companies that sell our materials, as a means to broaden our official materials offerings. Other companies have nevertheless developed and sold, and may continue to develop and sell, consumables that are used with our systems, which may reduce our consumables sales and impair our overall revenues and profitability.

If our product mix shifts too far into lower margin products or our revenues mix shifts significantly towards our AM services business, our profitability could be reduced.
Sales of certain of our existing products have higher margins than others. For instance, some of our high-end systems and related consumables yield a greater gross margin than our entry-level systems. Sales of our entry-level systems may displace sales of our other systems. If sales of our entry-level systems have the effect of reducing sales of our higher margin products, or if for any other reason, our product mix shifts too far into lower margin products, and we are not able to sufficiently reduce the engineering, production and other costs associated with those products or substantially increase the sales of those products, our profitability could be reduced. A similar negative impact on our gross margins could result due to a significant shift towards revenues generated by our AM parts service business, Stratasys Direct, which are characterized by lower margins relative to our products.

The markets in which we participate are competitive. Our failure to compete successfully could cause our revenues and the demand for our products to decline.
We compete with a wide variety of producers of systems that create 3D printed models, prototypes, manufacturing aids, medical guides and end-use parts as well as producers of materials, services and software for these systems, including both additive and subtractive manufacturing methodologies, such as metal extrusion, computer-controlled machining and manual modeling techniques. Our principal competition currently consists of other manufacturers of systems for prototype development and manufacturing processes, including 3D Systems Corporation, HP, Carbon, EOS GmbH, Formlabs, Markforged and Desktop Metal (following their acquisition of EnvisionTEC). For our broadened AM parts and services business, our chief competitors consist of 3D Systems, Materialise, Protolabs and many other smaller service providers. We may face additional competition in the future from other new entrants into the marketplace, including companies that may have significantly greater resources than we have that may become new market entrants or may enter through acquisition or strategic or marketing partnerships with current competitors.
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

If additional goodwill or other intangible assets that we have recorded become impaired, we could have to take future charges against earnings
As of December 31, 2023, the carrying value of all of our goodwill and other intangible assets was approximately $227.8 million compared to a carrying value of $186.3 million as of December 31, 2022.
Under accounting principles generally accepted in the United States of America, or GAAP, we are required to review goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Intangible assets are generally amortized into earning based on their useful life, but are also reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable.
Any impairment to our goodwill and intangible assets in the future could result in further significant charges against our earnings and could have a material adverse effect on our results of operations. For further information, please see Notes 8 and 9 to our consolidated financial statements included elsewhere in this annual report.

As part of our growth strategy, we have sought, and will continue to seek, to acquire or to make investments in other businesses, patents, technologies, products or services. Our failure to do so successfully (including, if applicable, to finance such acquisitions or investments on favorable terms, to avoid adverse financial consequences, and to realize expected results from such acquisitions, investments or divestments) may adversely affect our financial results.
Our growth strategy, which we sometimes refer to as our “North Star” strategy, is focused on providing a complete portfolio offering of products and services within additive manufacturing, initially in polymers, and after which we expect to add other areas, including metal printing, in the near future. In order to implement this strategy, we expect to continue to regularly evaluate acquisitions or investments to expand our suite of products and services. Even if we are able to identify a suitable acquisition or investment, we may not be able to consummate any such transaction if we cannot reach an agreement on favorable terms or if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. If we proceed with a particular acquisition or investment, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition, results of operations or liquidity. Acquisitions will also require us to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. In addition, we could also face unknown liabilities or write-offs due to our acquisitions and investments, which could result in a significant charge to our earnings in the period in which they occur. We will also be required to record goodwill or other long-lived asset impairment charges (if any) in the periods in which they occur, which could result in a significant charge to our earnings in any such period. If an acquired entity or investment does not perform as projected and in accordance with our expectations, and is not accretive to our earnings, it may adversely impact our overall results of operations and hurt, rather than help, our business. We may decide to divest the acquired assets in such a situation, in order to generate cash or even merely to stop potential future losses.

Our operations could suffer if we are unable to attract and retain key management or other key employees in the Israeli market or other markets in which we operate where competition for highly skilled technical and other personnel is intense.
Our success depends upon the continued service and performance of our senior management and other key personnel. Our executive team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior executive team could delay or prevent the successful implementation of our strategy, or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. During 2023 we experienced minimal changes within our management team, which provided a year for the team to mature. There can be no assurance that we will be able to keep up our retention rate in the future, and if we need to fill additional management positions in the future, that we will be able to rapidly do so, without any adverse impact on our operations.

Our dependence on key employees extends beyond our senior executive team, to our highly skilled scientific, technical (including software) and sales personnel. Our principal research and development as well as significant elements of our general and administrative activities are conducted at one of our two headquarters, in Israel, and we face significant competition for suitably skilled employees in Israel. While there has been intense competition for qualified human resources in the Israeli high-tech industry historically (including the additive manufacturing, or AM, industry in which we operate), the industry experienced record growth and activity in the last couple of years, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused an increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled human capital, including engineering, research and development, software, sales and customer support personnel. This trend has moderated in the 2nd half of 2023. Similar shortages of key personnel also exist in the regions surrounding our Minnesota facilities. Companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. If we cannot attract and retain sufficiently qualified technical employees for our research and development and/or product development activities (including for the software in our products), we may be unable to achieve the synergies expected from mergers and acquisitions that we may effect from time to time, or to develop and commercialize new products or new applications for existing products.
In addition, as a result of the competition for qualified human resources, the Israeli high-tech and other high-tech markets have also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us and could heighten the risk of employee attrition.
While we utilize non-competition agreements with our employees in jurisdictions where non-compete undertakings are lawful, as a means of improving our employee retention, those agreements may not be effective towards that goal. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under Israeli law or the law of other jurisdictions, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us.
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
We purchase components and sub-assemblies for our systems, raw materials that are used in our consumables, and AM systems, component parts and raw materials for our Stratasys Direct Manufacturing services business, from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts, sub-assemblies and raw materials that we use, we currently choose to use only one or a limited number of suppliers for several of these components and materials. Furthermore, the suppliers of AM systems and materials used in our Stratasys Direct Manufacturing parts service may refuse to sell us additional AM systems or component parts and materials for AM systems that our Stratasys Direct Manufacturing service uses. Our reliance on a single or limited number of vendors involves a number of risks, including:
•potential shortages of some key components;
•product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;
•discontinuation of a product or certain materials on which we rely;
•potential insolvency of these vendors; and
•reduced control over delivery schedules, manufacturing capabilities, quality and costs.

In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems and parts based on our internal forecasts and the availability of raw materials, assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component or raw material that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier for a particular component, material or compound, we could be required to modify our existing products or the end- parts that we offer to accommodate substitute components, material or compounds. While we have introduced periodic risk analysis internally concerning our sourcing (particularly concerning raw materials), which has increased the levels of our inventories, there is no guarantee that will sufficiently protect us if we suddenly lose access to supplies unexpectedly.
In particular, we rely on a sole supplier, Ricoh Printing Systems America, Inc., or Ricoh, for the printer heads for our PolyJet 3D printers. Under the terms of our agreement with Ricoh, we purchase printer heads and associated electronic components, and receive a non-transferable, non-exclusive right to assemble, use and sell these purchased products under Ricoh’s patent rights and trade secrets. Due to the risk of a discontinuation of the supply of Ricoh printer heads and other key components of our products, we maintain excess inventory of those printer heads and other components. However, if our forecasts exceed actual orders, we may hold large inventories of slow- moving or unusable parts or raw materials, which could result in inventory write offs or write downs and have an adverse effect on our cash flow, profitability and results of operations. See “Item 4. Information on the Company-Business Overview-Manufacturing and Suppliers-Inventory and Suppliers-Ricoh Agreement” for further discussion of this agreement.

Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.
We assemble and test the systems that we sell, and, in many cases, produce consumables for our systems, at single facilities in various locations that are specifically dedicated to separate categories of systems and consumables. We similarly rely on a single facility for assembly of the component parts and materials for AM systems that our Stratasys Direct Manufacturing service uses. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply 3D printers, other systems or consumable materials to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood and other natural disasters. There are no assurances that we will be adequately protected from any significant disruptions at our manufacturing sites. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

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

Global interruptions and delays involving freight carriers and other third parties have adversely impacted, and may once again adversely impact our supply chain and distribution network, and, consequently, frustrate our ability to sell our 3D printing systems, especially those systems that are based on newly acquired technologies that we have recently launched.
Our business relies on an efficient and effective supply chain, including delivery of raw materials and parts for our 3D printing systems, and the manufacture and transport of those systems to resellers or end-users (as applicable). International supply chains were adversely impacted by the COVID-19 pandemic, which negatively affected the flow and availability of our products. While global supply chains have generally returned to normal function since that time, future delays and interruptions, similar to those caused by the recent Houthis attacks in the area of the Red Sea-Suez Canal trade route, could once again adversely the distribution of our products. That may also result in higher out-of-stock inventory positions due to difficulties in timely obtaining raw materials and parts from our suppliers, as well as transportation of our products after manufacture to our distribution destinations. Further, as a result of such delays, we may need to source raw materials and parts from different geographic locations or manufacturers, which could result in, among other things, higher product costs, increased transportation costs, delays in sales of our products or lower quality of our products. The adverse impact of these irregularities in our supply chain on our ability to distribute our 3D printing systems may be most acute for systems that are based on our three recently-acquired technologies, where we have just recently implemented our distribution channels.
Additionally, the operation of our manufacturing facilities, where our 3D printing systems are assembled, is crucial to our business operations. If our manufacturing facilities experience closures or worker shortages (similar to what occurred during the COVID-19 pandemic), whether temporary or sustained, we could sustain significant adverse impacts related to the distribution of our products to their destinations, whether to resellers or end-users (as applicable).
Any of these circumstances could adversely affect our ability to deliver our 3D printing systems in a timely manner, which could impair our ability to meet customer demand for products and result in lost sales and services revenues, increased supply chain costs, and, potentially, damage to our reputation.

Our business model is predicated in part on building an end-user base that will generate a recurring stream of revenues through our sale of consumables and service contracts. If that recurring stream of revenues does not continue, or if our business model changes as the industry evolves, our operating results may be adversely affected.
Our business model is dependent in part on our ability to maintain a differentiated portfolio of proprietary consumables, and to increase our sales of our proprietary and third-party consumables and service contracts as that generates recurring revenues. Existing and future end-users of our systems may not purchase our consumables or related service contracts at the same rate at which end-users currently purchase those consumables and services. In addition, the use of our systems for prototyping applications, which is often carried out with entry-level systems generally requires a lower volume of consumables relative to the use of our systems for manufacturing, which is usually carried out with our higher end systems. If our current and future end-users do not transition towards manufacturing applications for our systems that are handled through our high end systems and do not, therefore, purchase a higher volume of our consumables, or if our end users do not enter into an increasing number of service contracts with us, our recurring revenue stream relative to our total revenues would be reduced, and our operating results would be adversely affected.

Global economic, political and social conditions may adversely impact our sales.
Uncertainty with respect to the global economy, difficulties in the financial services sector and credit markets, geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products and services. The uncertain prospects for economic growth in some of the regions in which we sell our products may cause end-users to delay or reduce technology purchases. We also face risks that may arise from financial difficulties experienced by our end-users, suppliers and distributors, which may be exacerbated by continued uncertainty in the global economy or by other geopolitical factors, including:
•increased interest rates in many countries and regions throughout the world, including the regions where our customers are located;
• supply chain disruptions, which have slowed the delivery of raw materials, and which have increased the price of certain materials due to the significant increase in costs of raw materials and shipping costs;
• the ongoing U.S.- China trade war may impact the cost of raw materials, finished products or components used in our products, and our ability to sell our products in China;
•threats of massive cyber attacks that could cause severe economic damage;
•extended U.S. federal government shutdowns (resulting from the failure to pass budget appropriations or adopt continuing funding resolutions) may delay orders of our products by U.S. government agencies or other end-users whose business activities are heavily dependent on U.S. government agency contracts;
•end-user demand for products and manufacturing activity levels may be reduced;
•distributors and end-users may be unable to obtain credit financing to finance purchases of our products;
•suppliers may be unable to obtain credit financing to finance purchases of sub-assemblies used to build components of products or purchases of raw materials to produce consumables;
•end-users or distributors may face financial difficulties or may become insolvent, which could lead to our inability to obtain payment for our products; and
•key suppliers of raw materials, finished products or components used in our products and consumables may face financial difficulties or may become insolvent, which could lead to disruption in the supply of systems, consumables or spare parts to our end-users.

Our existing and planned international operations currently expose us and will continue to expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.
We expect to derive a substantial percentage of our sales from international markets. We derived 37.9% of our revenues in 2023 from countries outside the Americas. Accordingly, we face significant operational risks from doing business internationally, including:
•fluctuations in foreign currency exchange rates;
•potentially longer sales and payment cycles;
•potentially greater difficulties in collecting accounts receivable;
•potentially adverse tax consequences;
•reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;
•difficulties in staffing and managing foreign operations;
•laws and business practices favoring local competition;
•costs and difficulties of customizing products for foreign countries;
•compliance with a wide variety of complex foreign laws, treaties and regulations;
•tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and
•being subject to the laws, regulations and the court systems of many jurisdictions.
Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results.

Significant cybersecurity disruptions of our information technology systems or breaches of our data security could adversely affect our business.
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
We have invested in advanced protective systems to reduce these risks, some of which have been installed and others that are still in the process of installation. Based on information provided to us by the suppliers of our protective systems, we believe that our level of protection is in keeping with the customary practices of peer technology companies, market standards and best practice. We also maintain back-up files for much of our information, as a means of assuring that a breach or cyber attack does not necessarily cause the loss of that information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate.

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
We are furthermore subject to extensive environmental, health and safety laws, regulations and permitting requirements in multiple jurisdictions due to our use of chemicals and production of waste materials as part of our operations and in connection with the operation of our systems by our customers. In certain cases, the required compliance with health or safety regulations is imposed by our customers themselves. These laws, regulations and requirements (which include the Directive on Waste Electrical and Electronic Equipment of the European Union (EU) and the EU Directive on Restriction of Use of Certain Hazardous Substances) govern, among other things, the generation, use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials and the health and safety of our employees. Under these laws, regulations and requirements, we could also be subject to liability for improper disposal of chemicals and waste materials, including those resulting from the use of our systems and accompanying materials by end-users. These or future laws and regulations could potentially require the expenditure of significant amounts for compliance and/or remediation. If our operations fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances that we generate, use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liabilities for remediation costs, regardless of fault. We may be identified as a potentially responsible party under such laws. Effective as of February 2023, we are also subject to medical device regulations, such as the U.S. FDA Code of Federal Regulations, as a result of our launch of our first certified medical device with TrueDent resin in the United States. We also have plans to expand the countries and products that we certify as medical devices in the coming years.
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

Potential hostile actions by a shareholder or other third party, such as Nano Dimension Ltd. or 3D Systems Corporation, including a legal challenge to our shareholder rights plan, a potential additional unsolicited tender offer, or a potential additional attempt to remove and replace our directors with its own nominees, could materially adversely impact our shareholders’ investment in our company and could also strain our cash resources.

We are currently subject to litigation in Israel initiated by Nano in which Nano is challenging the validity, under Israeli law, of our shareholder rights plan, which we adopted once again, on December 21, 2023, for limited duration (one year) with enhanced shareholder protections. Our new shareholder rights plan is designed to give all shareholders (other than an offeror) a way to voice their position directly to our board of directors on certain types of offers and whether the plan should apply to those offers, and in other circumstances, to exempt an offer from the applicability of the rights altogether. The Israeli courts have not previously ruled on the legality of a shareholder rights plan or so-called “poison pill” under the Israeli Companies Law, 5759-1999, or the Companies Law. On July 18, 2023, in the context of an interim procedural decision, the court expressed its preliminary view that: it is inclined to rule that rights plans are permissible under Israeli law; the adoption of a rights plan by a board should be viewed “with suspicion”; and a board bears the burden of proving that it was informed, that it acted in good faith, that experts were consulted, and that it considered the interests of the company and its shareholders, rather than acting for the sake of entrenching itself, when adopting a shareholder rights plan. While this interim ruling opens the way for a potential final court ruling that our shareholder rights plan was valid and validly adopted, there can be no assurance that the Israeli court will determine that our board of directors actually met the requisite burden of proof for upholding such validity.
In addition to its legal challenge to Stratasys’ shareholder rights plan, Nano may also launch, in the future, a hostile tender offer that may be similar to the Nano tender offer that it launched on May 25, 2023 and that expired on July 31, 2023, pursuant to which it may seek to acquire our ordinary shares which, together with any ordinary shares that it already owns, may represent a majority or, even if less than a majority, a significant percentage of the outstanding ordinary shares. Nano has recently re-initiated its pursuit of an acquisition of our company, announcing on December 23, 2023 a preliminary proposal to purchase all outstanding shares of our company that it does not currently own for $16.50 per share in cash. We have acknowledged receipt of Nano’s, offer and have indicated that our board of directors would consider it as part of the process to explore strategic alternatives for our company, which process was initiated by our board, together with our independent financial and legal advisors, on September 28, 2023. There can be no assurances that if our board determines that pursuit of an alternative strategic option, rather than an acquisition by Nano, would better maximize value for our shareholders, that Nano would not once again attempt a hostile tender offer or other action to attempt to take over our company in a manner that would not maximize shareholder value.
Nano may also utilize its rights pursuant to the provisions of the Companies Law to demand, as a greater-than 5% shareholder, to call an extraordinary general meeting of shareholders at which the removal of some or all of our then-incumbent directors and the election of Nano’s nominees in their stead would be on the agenda. The relevant majority for approval of any such proposal would be an ordinary majority of shares represented in person or by proxy and voting at a general meeting, without excluding the shares of interested shareholders. If Nano were to hold a substantial portion of our ordinary shares when doing so, Nano’s votes in favor of such a proposal would give it an advantage in having the proposal approved.
To the extent that the Israeli court invalidates our shareholder rights plan, declares or provides any further remedies to Nano that facilitate, and thereby allow, Nano to launch a new tender offer that is similar to the expired Nano tender offer, that may result in Nano having another opportunity to attempt to become a majority or significant shareholder of our company. Nano would then have significant ability to impact the operations of Stratasys. Similarly, if Nano succeeds in the future in replacing any of our directors, that would also give it significant influence over the management and policies of Stratasys. Either or both of those outcomes would enable Nano to influence the operations of Stratasys for its own interests, which may be to the detriment of our public/minority shareholders. Nano could use its voting power, whether as a substantial (or even controlling) shareholder or on the Stratasys board, to significantly influence the policies of our company in a manner that benefits Nano and adversely impacts the company and its results of operations in a material way. Nano’s possession of a substantial or controlling interest in Stratasys could also adversely impact trading in Stratasys’ ordinary shares and liquidity for Stratasys’ public/minority shareholders, potentially causing a decline in the value of public shareholders’ investment in Stratasys.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.
We generally enter into non-competition agreements with our employees in jurisdictions where non-compete undertakings are lawful and enforceable. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. As to our U.S. operations, in California, where many employees of our Stratasys Direct Manufacturing parts service as well as Origin's employees, are located, non-competition agreements with employees are generally illegal, void and unenforceable after termination of employment, regardless of when the agreement was signed or whether it was signed in California. Other states as well have been expanding laws restricting the use of non-compete clauses. On the U.S. federal level, there was movement in 2023 by federal agencies to make noncompete agreements unenforceable in general. The Federal Trade Commission proposed a new rule to ban employers nationwide from using non-compete agreements with their employees and independent contractors, and the General Counsel of the National Labor Relations Board issued a memo in March 2023 opining that many types of non-compete and non-solicitation restrictions unlawfully interfere with employees’ protected rights under Section 7 of the National Labor Relations Act. If any of these proposed new U.S. federal restrictions becomes effective, or if more states in which we have operations continue to expand restrictions or bans on use of non-compete restrictions, that could adversely impact our ability to protect our investment in our key employees in our U.S. locations, and harm our competitive position.
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
We rely on a combination of patent and trademark laws in the United States and other countries, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, end-users and others to maintain our competitive position. In particular, our success depends, in part, on our ability, and the ability of our licensors, to obtain patent protection for our and their products, technologies and inventions, maintain the confidentiality of our and their trade secrets and know-how, operate without infringing upon the proprietary rights of others and prevent others from infringing upon our and their proprietary rights. As we acquire additional companies and their technologies, such as Origin and its P3 technology, acquired in December 2020, RPS and its stereolithography technology, acquired in February 2021, Xaar and its powder-based SAF technology, acquired fully in November 2021, and our latest acquisition of the Covestro Additive Manufacturing business unit in April 2023,the risks related to potential infringement of our proprietary rights in technology become more pronounced.
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
Risks related to operations in Israel
The recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them and its hostilities with additional regional terrorist groups may adversely affect our operations.
In October 2023, Israel was attacked by Hamas and other terrorist organizations operating out of the Gaza Strip and declared war in response. As part of the war, Israel has also had hostilities with Hezbollah, a Lebanese terrorist group. Our senior executives, some of our board members and some of our employees live in Israel. A small group of our employees have been called for military service, and such persons may be unavailable for extended periods of time. Our operations may be disrupted by such absence, which, if involving several senior executives or board members (although not currently the case) may materially affect our operations in an adverse manner. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be affected.
Currently, our activities in Israel remain largely unaffected, and we maintain business continuity plans backed by our inventory levels located outside of Israel. As of the date herein, the impact of the war on our results of operations and financial condition is not material, but such impact may increase, and could become material, as a result of the continuation, escalation or expansion of the war.

Our Israeli headquarters and manufacturing and other significant operations may be adversely affected by military economic and political, instability in Israel.
One of our dual corporate headquarters, as well as our PolyJet system manufacturing facility, all of our PolyJet research and development facilities, one of our two PolyJet consumables manufacturing facilities, one of our FDM manufacturing facilities, and some of our suppliers, are located in central and southern Israel. In addition, many of our key employees, officers and directors are residents of Israel. Accordingly, military, economic and political conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, and between Israel and nearby terrorist groups. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and financial condition. Currently, and several additional times over the past two decades, Israel has been engaged in armed conflicts with Hamas, a terrorist group and political party that has controlled the Gaza Strip, and currently (to a more limited extent) and during the summer of 2006, Israel has been engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite terrorist group and political party. These conflicts have involved missile strikes against civilian targets in various parts of Israel, including areas where some of our manufacturing facilities are located, and negatively affected business conditions in Israel. Armed conflicts, terrorist activities and political instability in the region, including Iranian involvement in Syria, have, to a certain extent, adversely affected business conditions and could harm our results of operations and our ability to raise capital. Parties with whom we have agreements involving performance in Israel may claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the political or security situation in Israel.
Furthermore, many of our male employees in Israel, including members of our senior management, are obligated to perform one month, and in some cases longer periods, of annual military reserve duty until they reach certain ages, and, in the event of a military conflict such as the current war, have been, and may again be, called to active duty. Our operations could be disrupted by the absence of a significant number of Israeli employees or of one or more of our key Israeli employees who may be called to active duty due to the current (or any future) military conflict. Such disruption could materially adversely affect our business and operations.
Our commercial insurance does not cover losses that may occur as a result of the current war or any other event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by our Israeli operations could have a material adverse effect on our business. The current (and any future) armed conflicts or political instability in the region could negatively affect business conditions generally and harm our results of operations.

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
During 2023, the value of the New Israeli Shekel decreased significantly relative to the U.S. dollar during most of the year and settled at a level that was near the all-time low, before rising somewhat in late 2023, after market conditions stabilized in Israel in the midst of Israel’s war against the terrorist organization Hamas. The weakening of the New Israeli Shekel relative to the U.S. dollar had a positive impact upon our dollar-denominated financial results, due to the relative decrease in cost of the New Israeli Shekel denominated expenses of our Israeli operations. That positive impact, however, may have been short-lived, and the New Israeli Shekel could strengthen significantly once again relative to the U.S. dollar if Israel successfully completes its war against Hamas and experiences renewed economic growth, which may increase the U.S. dollar cost of our New Israeli Shekel denominated Israeli expenses once again. Our results of operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation amounted to 3.0%, 5.3%, and 2.8% for the years ended December 31, 2023, 2022 and 2021, respectively. The annual appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to (2.4%), (13.2%) and 3.3% for the years ended December 31, 2023, 2022 and 2021, respectively.
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
One important assumption that goes into calculation of our tax rate is the tax benefit that we are eligible for in respect of some of our operations in Israel, referred to as “Approved Enterprise”, “Beneficiary Enterprise”, “Preferred Enterprise” and/or “Preferred Technology Enterprise” (as applicable), under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law. Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in our company, we have estimated that our average effective tax rate to be paid with respect to all profit from the Israeli operations under these benefit programs is 7.5% to 15%, based on the current balance of activity between our Rehovot, Israel and Kiryat Gat, Israel facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which for 2018 and onwards is set at 23%. In addition to being subject to the standard corporate tax rate, we would be required to refund any tax benefits that we have already received as adjusted by the Israeli consumer price index, plus interest or other monetary penalties. Even if we continue to meet the relevant requirements, the tax benefits that we are eligible for may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which may cause our effective tax rate to be materially different than our estimates and could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, and that could also adversely affect our effective tax rate and our results of operations.
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
Some of our research and development efforts were and are financed in part, through grants that we received from the Israeli Innovation Authority, to which we refer as the IIA or the Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS). Since 2007 and through December 31, 2023, we have received funding from the Authority of approximately $9 million, in the aggregate, under several R&D programs to support certain research and development projects in Israel. In addition, we have received funding from the Europe authorities of approximately $1.8 million, to support certain projects in Europe.
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

Under the Innovation Law and the regulations thereunder, a recipient of royalty-bearing grants from the IIA is required to return the grants by the payment of royalties of 3% to 5% on the revenues generated from the sale of products (and related services) developed (in whole or in part) under the IIA program up to the total amount of the grants received from the IIA; Those obligations are linked to the U.S. dollar. Pursuant to the latest IIA regulations, grants received from the IIA before June 30, 2017, bear an annual interest rate that applied at the time of the approval of the applicable IIA file, and that interest rate will apply to all of the funding received under that IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month London Interbank Offered Rate, or LIBOR, until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or the SOFR, or at an alternative rate published by the Bank of Israel, with the addition of 0.71513%. Grants approved after January 1, 2024, will bear the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

•Transfer of IIA funded know-how outside of Israel. Any transfer of the know-how that was developed with the funding of the Authority and related intellectual property rights, outside of Israel, including by way of license for research and development purpose requires prior approval of the Authority and imposes certain conditions, including, requirement of payment of a redemption fee calculated according to the formula provided in the Innovation Law which takes into account, among others, the consideration for such know-how paid to us in the transaction in which the technology is transferred, research and development expenses, the amount of IIA grants, the time of completion of IIA supported research project and other factors, while the redemption fee will not exceed 600% of the grants amount plus interest. No assurance can be given that approval to any such transfer, if requested, will be granted and what will be the amount of the redemption fee payable.
•Transfer of IIA funded know-how and related intellectual property rights to an Israeli company requires a pre-approval by IIA and may be granted if the recipient undertakes to fulfil all the liabilities to IIA and undertakes to abide by the provisions of Innovation Law, including the restrictions on the transfer of know-how and the manufacturing rights outside of Israel and the obligation to pay royalties (note that there will be an obligation to pay royalties to IIA from the income received by us in connection with such transfer transaction as part of the royalty payment obligation). No assurance can be given that approval to any such transfer, if requested, will be granted.
•Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from Authority-funded programs be carried out in Israel, unless a prior written approval of the Authority is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the Authority is sufficient). As a condition for obtaining approval to manufacture outside Israel, we would be required to pay increased royalties, which usually amount to 1% in addition to the standard royalties rate, and also the total amount of our liability to IIA may be increased to between 120% and 300% of the grants we received from IIA, depending on the manufacturing volume that is performed outside Israel (less royalties already paid to IIA). This restriction may impair our ability to outsource manufacturing rights abroad, however, it does not restrict export of our products that incorporate IIA funded know-how.
•A company also has the option of declaring in its IIA grant application for funding its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval for such declared funding. Such declaration may affect the increase in the total liability to the IIA following such manufacturing abroad.
•The restrictions under the Innovation Law (such as with respect to transfer of manufacturing rights abroad or the transfer of IIA funded know-how and related intellectual property rights abroad) will continue to apply even our liabilities are repaid to IIA in full and will cease to exist only upon payment of the redemption fee described above.

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
•Certain reporting obligations. We, as any recipient of a grant or a benefit under the Innovation Law, are required to file reports on the progress of activities for which the grant was provided as well as on our revenues from know-how and products funded by the Authority. In addition, we are required to notify the Authority of certain events detailed in the Innovation Law.
It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to serve process on our officers and directors.
We are organized in Israel. Most of our officers and most of our directors (as of December 31, 2023) reside outside of the United States, and a majority of our assets are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Risks related to an investment in our ordinary shares

The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.
The market price of our ordinary shares since the Stratasys, Inc.- Objet Ltd. merger has been subject to substantial fluctuation. From the start of 2020 through the early part of 2024 (through February 24, 2024), our ordinary shares have traded with closing prices that have ranged from $10.02 to $54.37, which low and high prices were each recorded since the start of 2021, evidencing a trend towards greater share price fluctuations. During 2023, in particular, our share price was subject to frequent movements based on developments regarding potential merger and acquisition, and hostile takeover, activities involving our company. The price of our ordinary shares may continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including:
•the extent of growth of the 3D printing market generally;
•changes in earnings estimates or recommendations by securities analysts;
•developments regarding potential friendly or hostile merger, acquisition or takeover activities involving our company and other companies in the 3D printing industry, including Nano and 3D Systems;
•development of new competitive systems and services by others;
•success or failure of research and development projects of our company or our competitors;
•developments concerning our or our competitors’ intellectual property rights;
•successes or failures of the acquisitions or dispositions that we consummate, as perceived by financial or industry analysts;
•the general tendency towards volatility in the market prices of shares of technology companies; and

•general market conditions and other factors, including factors unrelated to our operating performance.
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
We may need or desire to raise substantial capital in the future. Our future capital requirements will depend on many factors, including, among others:
•the extent to which we acquire or invest in businesses, products or technologies(as we did in acquiring Origin in December 2020, RPS in February 2021,Xaar in November 2021, Riven in 2022, and Covestro AG in April 2023) and other strategic relationships;
•our degree of success in capturing a larger portion of additive manufacturing demand;
•the costs of establishing or acquiring sales, marketing and distribution capabilities for our products;
•the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims; and
•the costs of financing unanticipated working capital requirements and responding to competitive pressures.
If we raise funds or pay for acquisitions of other entities by issuing equity or convertible debt securities, it will reduce the percentage ownership of our then-existing shareholders, and the holders of such new securities may have rights, preferences or privileges senior to those possessed by our then-existing shareholders.
The market price for our ordinary shares, which had declined significantly from its all-time high in periods following the Stratasys, Inc.- Objet Ltd. merger and had vacillated in recent years, including in 2023 due to potential merger and acquisition activity, fell in the fourth quarter of 2023 to near all-time lows before slowly recovering towards the end of 2023. Should our share price remain at relatively low levels, that would adversely impact our ability to raise funds in the capital markets or to utilize our securities as payment in an acquisition transaction.

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
As a foreign private issuer, we are also permitted, and have begun, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Stock Market for domestic U.S. issuers. We have informed Nasdaq that we follow home country practice in Israel with regard to, among other things, director nomination procedure and approval of compensation of officers. In addition, we have opted to follow home country law instead of the Listing Rules of the Nasdaq Stock Market that require that a listed company obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity- based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on The Nasdaq Global Select Market may provide our shareholders with less protection than they would have as shareholders of a domestic U.S. company.

Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2024 (the last business day of our second fiscal quarter of 2023). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on December 31, 2024, we would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2024 and quarterly reports in respect of each of the quarters of 2025) as if we were a company incorporated in the U.S., which, among other things, would result in increased compliance and reporting costs to us.

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
Although we do not believe that we were a PFIC in 2023, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2024 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and the future value of our assets. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information-Taxation-U.S. Federal Income Tax Considerations- Tax Consequences if We Are a Passive Foreign Investment Company”.

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company
Our legal and commercial name is Stratasys Ltd., and we are the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd. Stratasys, Inc. was incorporated in Delaware in 1989, and Objet Ltd. was incorporated in Israel in 1998. As part of that merger transaction, the ordinary shares of Stratasys Ltd. were listed on the Nasdaq Global Select Market under the trading symbol “SSYS”. We have acquired (and, in certain cases, disposed of) a number of companies since that time. In July 2014 and August 2014, we acquired Solid Concepts and Harvest Technologies, respectively two leading providers of additive manufacturing services. Following those two acquisitions, in 2015, we introduced our branded Stratasys Direct Manufacturing, or SDM, service, which significantly broadened and increased our production and offering of AM parts, which are used by our customers as prototypes, benchmarks and end-use parts. In December, 2020, we acquired 3D printing start-up, Origin Inc., or Origin, and its proprietary P3 Programmable PhotoPolymerization technology, which has become an important growth engine for our company. The acquisition was aimed at fortifying our leadership in polymers and production applications of 3D printing in industries such as dental, medical, tooling, and select industrial, defense, and consumer goods markets. In February 2021, we acquired UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions. RPS’ complementary technology further expands our polymer suite of solutions across the product life cycle, from concept modeling to manufacturing. In April 2021, we introduced the Stratasys H350 3D printer, the first system powered by the powder-based SAF™ technology of Xaar 3D Ltd., or Xaar, and in November 2021, we acquired all remaining shares of Xaar from Xaar plc (we previously owned a 45% share in Xaar), thereby accelerating our growth in production-scale 3D printing. In September 2022, we disposed of our subsidiary MakerBot, a leader in desktop 3D printing, merging it with UltiMarker, after which transaction we hold a 46.5% equity interest in the combined company, which aims to provide easy-to-use and accessible 3D printing hardware, software, and materials for any application. In October 2022, we acquired the assets of the quality- assurance software company Riven and integrated its cloud-based software solution into our GrabCAD® additive manufacturing platform, which enables manufacturing customers to adopt our solutions for end-use parts production. (and which itself had been acquired by us in September 2014). We completed, in April 2023, the acquisition of the additive manufacturing materials business of Covestro AG, which has expanded our differentiated materials offerings in stereolithography, digital light processing (DLP), and powders. We furthermore expect to effect smaller acquisitions and investments in other companies from time to time to support execution of our strategy.
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
In 2023, 2022 and 2021, our capital expenditures amounted to $15.0 million, $19.8 million and $26.8 million, respectively, of which $13.6 million,$13.6 million and $25.0 million, respectively, was principally related to the purchase and construction of property, plant and equipment.
In 2022 and 2021, we had capital expenditures related to our facility in Rehovot, Israel, which we own, and where our Israeli headquarters have been situated since January 2017. This relatively new facility, towards which we paid $0.2 million and $11.1 million during 2022 and 2021 respectively, also houses research and development facilities. In 2023 we didn't have any capital expenditure related to the new facility. As of December 31, 2023, we had invested an aggregate of $119.5 million in our new facility in Israel and its related equipment.
During 2023, we made other purchases of property and equipment, mainly for the enhancement of our manufacturing capabilities to support new solution offerings, primarily for our facilities in Israel and the United States.
During 2023, one of our shareholders, Nano Dimension Ltd., or Nano, launched a hostile, unsolicited tender offer pursuant to which it offered to acquire (based on the last amendment to the offer) up to 25,266,458 of our outstanding ordinary shares which, together with ordinary shares that it already owned, would have provided it with a 51% interest in our outstanding ordinary shares. The offer (as last amended) was subject to Nano’s holding at least 46% of our outstanding ordinary shares upon consummation of the offer, and to at least 5% of our outstanding ordinary shares being tendered by our other shareholders in the offer. The offer was launched on May 25, 2023 at a price of $18.00 per share (at which point the offer was for Nano to achieve between 53% and 55% ownership of our company upon consummation). The offer was amended to prices of $20.05, $24.00, and $25.00 per share on June 27, 2023, July 10, 2023 and July 18, 2023, respectively (accompanied by a reduction in the number of shares offered to purchase and in the percentage ownership of our ordinary shares to be held by Nano upon consummation to between 46% and 51%). The offer expired, after multiple extensions, on July 31, 2023. None of our ordinary shares were purchased pursuant to Nano’s tender offer, as there were insufficient acceptances to meet the minimum conditions of the offer.

B.Business overview
We are a global leader in polymer-based 3D printing solutions, which we provide at every stage of the product life cycle, with multiple technologies and complete solutions for superior application fit, across industrial, healthcare and consumer fields. We focus, in particular, on polymer 3D printing solutions that address the fastest- growing manufacturing solutions, which we view as the biggest potential growth opportunity in the 3D printing industry. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, materials and technology partner ecosystems, innovative leadership, and a global GTM infrastructure, we are positioned to further expand our leadership in this significant and growing global marketplace.
Our approximately 2,600 granted and pending additive technology patents currently held (in addition to many others previously held) have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our additive manufacturing ecosystem of solutions and expertise includes materials, software, expert services, and on-demand parts production.
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
Our acquisition, in November 2021, of the remaining outstanding shares of Xaar that we had not already owned (we had held a 45% stake in Xaar) was aimed at accelerating our growth in production-scale 3D printing. In April 2021, we introduced the Stratasys H350™ 3D printer, the first system powered by Xaar’s powder-based SAF™ technology. Representing the culmination of more than 10 years of research and development, SAF-based 3D printers are designed to deliver cost-competitive parts at production-level throughput. H Series™ Production Platform printers such as the H350 are designed to deliver part quality, consistency, and reliability that ensures customer satisfaction and high production yield. Using SAF technology, the printers execute key 3D printing steps in the same direction across the print bed to provide a uniform thermal experience – and therefore part consistency – for all printed parts regardless of their placement in the build, representing a significant improvement over traditional powder-bed fusion processes
In April 2023, we purchased the assets of Covestro’s AM materials business, including all of the SOMOS™ portfolio. The materials, IP portfolio, and talent we acquired from Covestro will help us address new applications in key technology categories such as stereolithography, P3/DLP, and powder bed fusion, including SAF™ technology.
We now offer a broader range of systems, consumables and services for additive manufacturing. Our wide range of solutions, based on our proprietary 3D printing technologies and materials, enhances the ability of designers, engineers and manufacturers to:
•visualize and communicate product ideas and designs;

•verify the form, fit and function of prototypes;
•manufacture tools, jigs, fixtures, casts and injection molds used in the process of manufacturing end-products;
•manufacture customized and short-to-medium-run end-products more efficiently, with greater agility, and more sustainably; and
•produce objects that could not otherwise be manufactured through subtractive manufacturing methodologies.
Our goal is to be the first choice for polymer 3D printing. Given our significant experience and proven operating history, we have many competitive advantages including:

•Versatile offering of innovative technologies.-We offer five different 3D printing technology platforms, each of which has been optimized for specific industry applications, which provides us with a versatile, deep offering for end users within the 3D printing industry They are complemented by a technology-agnostic software platform, with an extensive and rapidly expanding ecosystem of software solutions and software partners for workflow and connectivity, as well as a robust range of advanced materials.
•Expansive materials ecosystem.- To ensure maximum performance and quality, as well as access to the broadest possible range of materials for our customers, we provide a robust range of materials in three distinct tiers: (i) Stratasys Preferred, which are engineered by us or our third-party material partners exclusively to provide the best combination of material and printer performance; (ii) Stratasys Validated, which are engineered by us or our third-party materials partners and validated by us with basic reliability testing to accelerate the expansion of material options available in the marketplace; and (iii) Open: Unvalidated materials accessed via an OpenAM Software License, which may offer unique attributes and the potential to address new applications but have not received validation testing or optimization relative to performance and functionality on a Stratasys printer. Our acquisition of Covestro in April 2023 has further strengthened our differentiated materials offering in stereolithography, DLP, and powders, which additional materials are supported by a broad portfolio of patents.
•Deep application engineering expertise- We believe we have the most industry application engineers in the world who provide our deep quality and process certification expertise for tier-1 manufacturing OEMs. This is essential for meeting the rigorous demands of industries like aerospace, where there are over 500,000 Stratasys parts already flying around the world today, or healthcare, where we support multiple materials for biocompatible applications. We have multi-industry experience with multiple 3D printing technologies serving the aerospace, defense, automotive, industrial, dental, consumer, education, and medical industries.
•Unparalleled market access. We believe our network of over 130 resellers and value added channel partners is the strongest and most experienced in the industry, covering every region and every major market. This network of resellers worldwide is exclusive to us and our technologies, and has been built over many years, making it unable to be quickly and easily duplicated. This channel network has focused primarily on selling and servicing our FDM and PolyJet solutions since the merger of Stratasys and Objet in 2012, and starting in 2021, included the Origin P3, SAF, and Neo stereolithography technologies, which dramatically expand the total addressable market across medical, dental, consumer goods, automotive, commercial goods, and service bureaus.
•Marquee customer base- Many of the world’s leading companies across aerospace, technology, automotive, consumer, energy, and healthcare are our strategic partners. These include: General Motors, whose new multi-million-dollar additive manufacturing facility in Michigan features Stratasys systems from low to high end; TE Connectivity, which is now using Origin One 3D printers to produce end use parts for aerospace connectivity; Airbus, which recently extended Stratasys’ contract to include several more aircraft platforms as well as spare parts production; and the U.S. Army, which signed an approximate $8 million contract with Stratasys in 2023 for a purchase that included systems from all five Stratasys platforms, given the distinct capabilities of each platform to address varying applications.
•Software/Digital manufacturing connectivity- Through our GrabCAD Additive Manufacturing Platform, we have created a smart and connected software ecosystem to enable additive manufacturing at scale across the digital thread, from design through production. Our SDKs integrate with many different software partner solutions, allowing customers to turn data into intelligence by collecting important information that can be used to improve productivity. This level of integration expands the capabilities of 3D printers. In addition, many of our 3D printing systems are software-upgradable. As our largest customers increasingly adopt multiple Stratasys systems across multiple 3D printing technologies, the efficiency benefits of a single software platform to manage them increases.
We benefit from recurring revenues from the sale of resin and plastic consumables and related services. We provide products and services to our global customer base throughout our offices in North America and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan, as well as through our worldwide network of over 130 resellers and channel partners who are exclusive to us and our additive manufacturing technologies. We have approximately 1,980 employees worldwide, including what we believe is one of the largest additive manufacturing service bureaus in the United States.

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

Stratasys solutions
Range of solutions
We provide integrated solutions throughout the production cycle for designers, engineers, manufacturers, and medical professionals, including compatible products and services designed for our customers’ use to effectively solve their specific application needs. Our solutions consist of 3D printing systems, consumables, software, paid parts, and professional services and encompass everything from prototyping and design all the way through mass production.
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
In addition, our solutions enable doctors to train and plan medical procedures based on medical models, created by our printers, as well as create surgical guides to support complex surgeries. In the dental space, our PolyJet solutions enable dental labs to create dental and orthodontic, patient specific models and guides, including permanent dentures and temporary crowns and bridges, as well as devices for various applications, based on digital dentistry workflow.
Our solutions offerings are characterized by the following distinguishing qualities:
•material properties of printed objects, such as heat resistance, toughness, brittleness, elongation-to-break, color and flexibility;
•quality of printed objects measured by, among other things, resolution, accuracy and surface quality;
•consistency of produced parts in a run or batch;
•multiple production-grade modeling materials;
•reliability of printing systems;
•fast time to part;
•efficiency of operations with software workflows;
•customer service;
•ease of use; and
•automatic, hands-free support removal and minimal post processing.

Range of technologies and differentiating factors
Our solutions are driven by our proprietary technologies, which we have both developed organically and acquired over time through targeted acquisitions. We hold approximately 2,600 patents and pending patents internationally, and our 3D printing systems utilize our patented extrusion-based FDM®,inkjet-based PolyJet™, powder- bed-based SAF®, photopolymer-based P3™, and stereolithography technologies to enable the production of prototypes, tools used for production, and manufactured goods directly from 3D CAD files or other 3D content. We believe that our broad range of product and service offerings is a function of our 3D printing technology leadership.

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
We believe this technology is differentiated by factors making it appropriate for 3D printing and additive manufacturing, including:
•ability to use FDM® systems in an office environment due to the absence of hazardous emissions;
•low post-production processing requirements;
•minimal material waste;
•build repeatability;
•ease of use, with minimal system set-up requirements;
•absence of costly replacement lasers and laser parts; and
•a high degree of precision and reliability.
PolyJet. We believe that our inkjet-based 3D printing technology is differentiated from other competing technologies in its ability to scale and deliver high-resolution and multi-material, full-color 3D printing, down to the voxel level, in an office environment system. Our easy-to-use PolyJet™ 3D printers create high-resolution, smooth surface finish models with the look, feel and functionality of the final designed product. We offer a wide variety of office-friendly resin consumables, including rigid and flexible (rubber-like) materials, materials for medical applications that simulate the biomechanical properties of human tissue, and bio-compatible materials for dental applications. Using our PolyJet digital materials technology, our solutions offer unique quality 3D printing systems depositing multiple materials simultaneously. This enables users, in a single build process, to print parts, assemblies, and composite materials made of multiple materials-each retaining its distinct mechanical and physical properties. For example, users can print objects with both rigid and flexible portions in a single build or mix different base colors to achieve a desired color tone. The PolyJet technology enables on-demand mixing of a variety of resins to create a broad range of pre-defined digital materials, which are composite materials with modified physical or mechanical and color properties. This includes ‘Pantone® Validated’ colors, allowing us to support more than 600,000 color and texture combinations, including the industry’s clearest material, nearly as clear as glass, with a wide range of color and texture combinations, which is a key differentiating attribute of our 3D printers. In 2022, we began offering tailored PolyJet solutions with 3DFashion™ technology designed specifically for end-use apparel applications. In 2023, we began offering FDA-cleared PolyJet-based dental parts such as dentures, crowns and bridges parts through our TrueDent resin.
Stereolithography. Our stereolithography technology enables the production of high-quality, durable parts that meet the requirements of a wide range of applications, as well as additive manufacturing prototypes and tools. Industrial stereolithography systems are well-established in the 3D printing industry for applications such as large prototypes, tooling, investment casting patterns, and orthodontic clear aligner molds. They provide quality surface finish, large build sizes, a fast time to print, and an affordable cost per part. We believe that the Neo line of systems (acquired via RPS in February 2021) is superior relative to other solutions currently available due to an open choice of resins, system reliability, low service requirements, simple day-to-day operation, and accurate builds. With access to our strong global channels, we believe we can bring these benefits to many more manufacturing organizations. Our latest acquisition of the Covestro Additive Manufacturing business unit in April 2023 completed our stereolithography offering with the strong Somos® materials portfolio for stereolithography printers. Somos materials are widely known and appreciated for their mechanical properties, printing performance, high quality, and repeatable builds. These materials with our Neo systems offering will provide an attractive and differentiated offering over the current stereolithography solutions in the market.

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
SAF. SAF Selective Absorption Fusion technology was developed via our joint venture with Xaar plc, Xaar 3D Ltd., which we acquired in 2021.SAF is an industrial-grade additive manufacturing technology designed to deliver production-level throughput for end-use parts. Representing the culmination of more than 10 years of research and development, SAF-based 3D printers can deliver a competitive cost per part with the part quality, consistency, and reliability that ensures satisfaction and high production yield. The SAF technology uses a counter-rotating roller to coat powder bed layers onto a print bed and prints absorber fluid to image the part layers. The imaged layers are fused by passing an infrared lamp over the entire span of the print bed. SAF technology executes these key process steps in the same direction across the print bed to provide a uniform thermal experience - and therefore part consistency - for all printed parts regardless of their placement in the build. H Series™ 3D printers use SAF materials developed by leading third party materials providers, including PA11, which is derived from sustainable castor oil, and PA12, which is stiffer than PA11 and is ideal for applications where rigidity is important. We also plan to develop SAF materials internally as a result our acquisition of Covestro Additive Manufacturing.
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

Our competitive strengths
We believe that the following are our key competitive strengths:
•Differentiated product offerings with superior part quality. Our portfolio of 3D printing systems is differentiated through a combination of superior printing qualities, accuracy, print speed, the ability to print a range of materials with varying levels of strength, chemical and heat resistance, color and mechanical properties, the ability to print multiple materials simultaneously and suitability for office environments. Our offering is focused on high-end solutions to address customer needs from prototyping applications to complex manufacturing operations.
•Our FDM-based systems enable the highly precise printing of engineering and high-performance thermoplastic materials, enabling a wide range of manufacturing applications with little or no post-production processing.
•Our PolyJet inkjet-based systems are used in multiple prototyping solutions as well as in manufacturing applications, particularly in higher growth industries such as healthcare and dental. The systems jet ultra-thin layers of material, enabling voxel level control of the deposited materials, part realism (multi materials and colors), high accuracy and resolution and smooth finish to printed models. For use with these various types of systems we offer a wide variety of office-friendly resin consumables, including rigid, flexible (rubber-like), transparent and color materials. This unique quality printing system utilizes the simultaneous jetting of up to six materials to enable end-users to print models, in virtually unlimited combinations, in a single build.

•Our P3-based systems, which we added to our solutions portfolio via the acquisition of Origin, offer a best-in-class combination of detail, mechanical properties and throughput for mass manufacturing production parts. This addition allows us to expand our leadership through innovation in the fast-growing mass production parts segment in industries such as dental, medical, tooling, and select industrial, defense, and consumer good segments. The P3 technology is an advancement on DLP principles ,whereby liquid photopolymer resin is cured with light. Our Origin One 3D printers offer precisely controls light, heat, and force, among other parameters, via Origin's closed-loop feedback software. This new technology enables customers to build parts with industry-leading accuracy, consistency, size and detail, while using a wide range of commercial-grade, durable resins.
•Our powder bed fusion (PBF) SAF-based systems, which launched at the end of 2021, expand our total addressable market across multiple segments, including commercial goods (frequent demand for short and medium run production), automotive (production parts at competitive speeds), consumer goods (pre-production parts, short runs, and specialty production), and service bureaus (an excellent high-utilization environment for a wide variety of components).
•Our industrial stereolithography RPS’ Neo line of systems/printers feature dynamic and variable laser beam technology that enables build accuracy, feature detail, excellent side wall quality and low variability across the full extent of a large build platform. As open resin systems, the Neo products provide customers a choice of materials that deliver a wide range of properties such as chemical resistance, heat tolerance, flexibility durability and optical clarity.
•Integrated solutions offering/ecosystem- We believe our customers are looking for primary partner for polymer additive manufacturing, which we believe we are uniquely able to provide. We provide integrated solutions offering that include compatible products and services that are designed to meet the full gamut of our clients’ needs in an efficient manner, consisting of a broad range of systems, consumables, software and services, including:
◦3D printers;
◦materials;
◦GrabCAD software;
◦professional services;
◦parts on demand;
◦vertical applications;
◦partnerships and alliances; and
◦enhanced collaboration among industry professionals, via our GrabCAD Community, which provides engineers and designers a resource for CAD models and helps them communicate ideas and share designs.
•Proprietary technology platforms with multidisciplinary technological expertise. We believe that our proprietary 3D FDM, 3D inkjet-based PolyJet, P3 and SAF printing engines offer end users the versatility and differentiated features necessary for a wide variety of current and potential applications. We combine our proprietary hardware platforms, featuring widely-deployed inkjet printer heads or easy-to-use extrusion heads with integrated software and a wide range of proprietary materials to develop and produce leading 3D printing systems.

•Leading Direct Manufacturing Business. Our Stratasys Direct Manufacturing service business is one of the largest and leading AM parts service providers globally. This unit’s knowledge of and experience in AM, including materials and systems know-how, and AM end-use parts production has enhanced our manufacturing offering suite. For example, the Stratasys Direct team has helped accelerate our product development for the Origin One and H350 3D printers to improve their performance in production environments. Furthermore, Stratasys Direct enables us to offer a broader solution to our customers, catering to more of their 3D printing needs, whether by supply of 3D printers or of 3D printed parts through cross-sell or infinite capacity extension. We believe this offering creates better customer intimacy and a competitive advantage for Stratasys.
•Synergies between SDM and 3D printer sales businesses. Our Stratasys Direct® AM parts service business has been capitalizing on the synergies between it and our 3D printer sales business. Stratasys Direct Manufacturing works closely with our North American sales organization and benefits from access to some of the largest customers for our 3D printing systems, who have been increasingly relying upon Stratasys Direct for production parts and development needs.
•Diverse, global customer base. We have a broad customer base, ranging from global market leading brands to small businesses and professionals and individuals. Our end-users include companies across a wide range of industries and applications, including automotive, aerospace, dental laboratories, consumer products, educational institutions, defense, medical analysis, medical systems, electronics, and heavy equipment.
•Large and growing installed base. Our differentiated offerings have led to a large and growing installed base. The significant installed base has resulted in greater distribution reach and enhanced opportunities for cross selling, given the significantly broadened and complementary product offerings. It furthermore presents us with an opportunity to generate recurring revenues from sales of consumables and services to the installed base.
•Extensive global reach. With 130 value added channel partners around the world, we are well positioned to leverage the extensive geographic reach of our marketing, sales and support organization to serve customers and grow awareness of 3D printing for prototyping, design and manufacturing. This level of service and support is becoming an especially critical differentiator as our customers adopt 3D printing for more operationally critical manufacturing applications.
•Increased accessibility and ease of use for customers. Our GrabCAD Additive Manufacturing software platform and our GrabCAD Community enable designers, engineers, and machine operators to easily manage our 3D printing systems at scale.
•GrabCAD Print provides native CAD job programming along with popular CAD and common 3D file formats (3MF, STL, VRML), thereby reducing time and errors in job planning and resulting in high quality printed parts. We also introduced a paid version with advanced features for FDM printers and for the H350 3D printer that improve first print quality and reduce cost per part.
•GrabCAD Shop provides work order management for organizations with centralized, 3D printing services for engineers and designers. GrabCAD Shop includes scheduling, job tracking and analytics, providing insights to requestors, operators, and managers across our technologies.
•GrabCAD Software Development Kits provide the means to create two-way integrations with third party software applications, including our GrabCAD Software Partners and our customers business systems, dramatically extending the value of our platform.
•GrabCAD Community is the online community of over 13 million professional engineers, designers, manufacturers, and students who share best practices via tutorials, discussion forums, design/print challenges and 3D content.

Our growth strategy
We are guided by our “North Star” strategy, pursuant to which we are initially focused on providing a complete offering of polymers, which we view as the biggest potential profit pool in the industry, and after which we intend to expand to metals. By following this strategy, we expect to build a portfolio that can solve all customer needs related to 3D printing. Our solutions deliver value to every touchpoint across the product lifecycle.
At the heart of our strategy lies the development of end-to-end solutions tailored to specific manufacturing applications and use cases. These solutions empower our customers to fully leverage the benefits of Additive Manufacturing at scale. Our approach involves providing a full suite of all five polymer technologies, boasting the industry's most extensive materials portfolio, alongside an advanced software platform. We continuously augment our offerings to ensure a seamless and efficient workflow. Leveraging our profound expertise in application engineering, coupled with our unparalleled Go-to-Market infrastructure and resilient business model, we collaborate closely with customers to devise tailored solutions that meet their unique needs. Subsequently, we effectively scale these solutions to serve broader market demands.
The key elements of our strategy for growth include the following:
•Offering a full suite of all five polymer technologies. We offer five best-in-class technologies for every step in the product lifecycle – from concept through manufacturing, alongside the most expansive materials portfolio in the industry. We believe that the proliferation of 3D content, advancements in AM technology platforms and the introduction of improved materials will continue to drive growth in 3D printing. We expect to see that growth result in a major shift towards more manufacturing application solutions as compared to primarily focusing on design and prototyping. We will continue to invest in the identification of new applications (especially manufacturing applications) for which our proprietary printing technologies, software and materials are appropriate. This approach has resulted in the broadest offering of polymer 3D printing solutions in our industry, serving an unequalled array of end markets.
•Having the industry's most extensive materials portfolio, enabling us to address various applications effectively. We continuously bolster our portfolio through extensive in-house research and development efforts, leveraging our expertise to innovate and introduce new materials tailored to emerging market demands. Furthermore, strategic partnerships with third-party entities further enrich our portfolio, allowing us to access specialized materials and technologies. Additionally, we remain committed to strategic acquisitions that align with our portfolio expansion goals, ensuring that we remain at the forefront of material innovation within the industry.
•Adding more value through software, both from our partners and ourselves. We offer Industry 4.0-ready systems that include API integration to leading manufacturing software solutions. On the one hand, that makes it easier to add more systems and use them more intensively (“Connect one Stratasys printer– connect them all”) and on the other hand, it enables our obtaining new value from our software partners. Enabling our customers to see the systems and materials usage in real time helps them to enhance our own technological offerings much easier. This enables us to provide our customers with advanced remote features like remote support, predictive support and materials replenishment. That, in turn, generates sales of our integrated solutions.

•Possessing deep application engineering experience. Our people have the deepest application engineering expertise in the industry, which allows us to educate customers and drive future innovation. We have in place today an offering of solutions that includes the complete gamut of compatible systems, consumables, software and services (parts on-demand, professional and expert consulting services) that are designed to meet our clients’ needs in an integrated, complete manner. We will seek to extend our technological capabilities by addressing manufacturing applications and continuing to invest in our R&D efforts, which focus on enhancing our current printing technologies as well as developing new innovative solutions for 3D printing and exploring inorganic opportunities for new printing technologies. We believe that by enhancing our AM technological capabilities and by developing and introducing new materials for our 3D printing and production systems, we will be able to increase both the size of, and our share of, the 3D printing marketplace.
•Possessing an unmatched Go-to-Market infrastructure. We believe our network of 130 value-adding channel partners is the largest and most experienced in the industry. This is a competitive advantage that we believe is not easily or inexpensively replicated. Our goal is to reach new customers and increase sales to existing customers by leveraging that network and providing access to new solutions that address customers’ specific needs. These solutions include those offered by our Stratasys Direct Manufacturing service. As part of this strategy, we intend to grow awareness of 3D printing solutions for prototyping and manufacturing and to develop industry-specific sales channels as part of our effort to commercialize a broader range of new manufacturing and production applications.
•Having a resilient business model designed to scale as opportunities present themselves. Our corporate and Go-to-Market infrastructures are positioned to effectively absorb, scale and create operating leverage for key opportunities that can complement and grow our leading position in polymers as they arise, all while providing operating leverage to the company. We are also positioned to weather unexpected downturns like the one we have seen from the pandemic, and to scale up during times of growth, capturing market share and increasing revenues, margins, and earnings. We are not dependent on any one client or end market, as evidenced by our not having any one customer represent greater than 5% of our revenues.
•Collaborating closely with customers to devise tailored solutions. We prioritize collaboration with our esteemed blue-chip customers to develop tailored solutions that meet their unique needs. Our deep relationships with these key stakeholders allow us to gain valuable insights into their challenges and requirements, enabling us to co-create innovative solutions together. By closely engaging with customers throughout the product development process, we identify opportunities to replace traditional manufacturing methods with cutting-edge additive manufacturing solutions. Together, we explore new use cases and applications, leveraging our combined expertise to drive efficiency, cost savings, and competitive advantages. Through this collaborative approach, we not only address immediate needs but also anticipate future industry trends, positioning ourselves as trusted partners in our customers' journey towards manufacturing excellence.

Products and services
Our products
We offer a dedicated suite of products for applications such as rapid prototyping (RP), tooling, and manufacturing parts. Our products include 3D printing systems, consumable materials, software, paid 3D printed parts service, and support services.

Collectively, this portfolio of products offers a broad range of performance options for our customers, depending on their application, the nature and size of the designs, prototypes, and/or final parts desired. Our products are available at a variety of different price points and include entry-level desktop 3D printers, a range of mid-systems for prototyping and end use parts production, and large production systems for additive manufacturing at scale. We also offer a range of 3D printing materials (as described under “Consumable materials” below). The performance of our different systems varies in terms of capabilities, which are related to the following features:
•print speed;
•resolution;
•materials;
•resin cartridge capacity / filament spool size;
•maximum model (or tray) size;
•repeatability; and
•duty cycle, or the number of parts that a printer can produce over a given period of time without requiring maintenance.
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
Our 3D printing systems, which are based on our proprietary FDM-(Fused Deposition Modeling), PolyJet, P3, SAF and stereolithography technologies, are described below:

FDM printers
Stratasys’ market-leading FDM portfolio of printers have exceeded a milestone of 35,000 installed printers. FDM printers are designed to meet a wide range of applications, from prototyping to manufacturing tools, to production parts. The F-Series printers, made up of the F170, F370, F770, F190CR and F370CR models, are designed to meet end- to-end prototyping jigs & fixtures. The Fortus Series, made up of the Fortus 450mc and F900 models, largely suit the production of end parts as well as higher requirement jigs & fixtures, and tooling.
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

The Stratasys Fortus 450mc 3D printer builds high-performance parts in customary materials, but with advanced complexity higher requirements needed for current-day production manufacturers. Fortus 450mc printer has carbon filled composites for functional prototypes, production parts and rugged tooling. Additionally, an acceleration of material development—of Validated Materials—has significantly expanded the application set. Furthermore, an option to license the Stratasys OpenAM™ parameter generator allows users to unlock and tune new custom materials. These systems are run via easy-to-use interfaces and software controls, making them user-friendly in producing complex parts more efficiently.
The Stratasys F900 printer offers a streamlined workflow and easier job-monitoring with an internal camera and GrabCAD Print software. Standard certifications are included, eliminating the effort and cost to qualify the 3D printer for the user’s production floor. Additionally, the Advanced Industrial Solution continues to qualify more materials, which allows a faster, simpler path for certifying additive manufactured parts for aerospace and transportation industry solutions.
In 2022, we divested our former subsidiary MakerBot, which was merged with Ultimaker. In connection with the merger, a distribution partnership was established whereby Stratasys-exclusive distributors can sell MakerBot and Ultimaker products.

PolyJet printers
Our PolyJet technology-based, high-end printing systems offer the ability to print multiple materials including color printing in a single part build. The Stratasys J8 Series printers break restrictive technology barriers, enabling customers to print eight different materials at the same time with more than 500,000 different color shades and textures, including Pantone® Validated colors, and multiple material properties- ranging from rigid to flexible, and opaque to transparent. They also 3D prints concept models twice as fast as our previous generation printers, supported by a low-cost DraftGrey material.
The J8 series of printers includes also the J850 TechStyleTM printer that allows 3D printing directly on different kinds of fabrics, enabling series productions in the fashion industry. With the J850 TechStyleTM we also offer our VeroEcoFlex range of materials developed for optimized performance on fabrics while meeting the fashion industry key sustainability standards (defined by leading companies in the industry).
Our J55 3D Printer makes that same fast, full-color design realism accessible to designers and teams everywhere in an office-friendly format and smaller footprint. At about a third the price of J8 Series printers, the J55 utilizes five printer materials simultaneously, enabling nearly 600,000 colors or a variety of materials providing tactile, textual, and sensory capabilities. We also introduced a complementary J35™ Pro 3D printer in 2021, which is an all-in-one, multi material desktop 3D printer for designers and engineers needing up to three materials.
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

Stereolithography printers
Our Neo® line of industrial stereolithography 3D printers feature dynamic laser beam technology that enables build accuracy, feature detail, and low variability across the full extent of a large build platform. As an open resin system, the Neo products provide customers materials with a wide range of properties, such as chemical resistance, heat tolerance, flexibility, durability, and optical clarity, as well as low service requirements, reliability and accurate builds. All Neo systems are Industry 4.0-ready with Titanium™ control software that includes a camera, network connectivity, support remote diagnostics, and mid-build parameter customization. The printers can automatically email progress reports on the job. The Neo line of printers provides a significant build area in a small footprint, with simple day-to-day operation. The largest printer, the Neo800, features a 31.5 x 31.5 x 23.6 in. build volume. The Neo450s and Neo450e address customer needs for smaller printers, at 17.72 x 17.72 x 15.75 in. We initiated sales of this line of systems following our acquisition of RPS in February 2021. Following our acquisition of Covestro Additive Manufacturing business unit, which closed in April 2023, we also offer the Somos® materials portfolio for stereolithography printers. Somos materials range from easy-to-use general purpose materials, like the WaterShed line, to high performance stiff materials for tooling and wind tunnel applications, like the PerFORM line, to Bio-Compatible materials for different medical applications.

Origin P3 printers
The Origin® One 3D printer uses P3™ (Programmable PhotoPolymerization) technology to precisely control light, heat, and force, among other variables, to produce parts with exceptional accuracy and consistency. We engage with a network of materials partners (like BASF, Henkel , Evonik, and Arkema), who work to develop a wide range of commercial-grade materials for this P3 system, resulting in some of the toughest and most resilient materials in additive manufacturing, as well as materials dedicated to specific applications that meet different industries’ standards. The Origin One printer and the range of available materials offer best-in-class printing technology based on digital light processing for production-oriented polymer applications and accelerates our expansion into mass production additive manufacturing. A dental-specific version of the Origin One, the Origin One Dental, is also part of our P3 technology offering, and is ideal for printing higher volumes of accurate, single-material dental parts, using dedicated materials for various dental applications.

SAF printers

At the end of 2021, we began shipping the first SAF technology-based 3D printer, the H350, in the U.S. and Europe.Throughout 2023, we shipped the H350 printer to wider territories, including Asia, Israel and New Zealand H Series™ Production Platform printers such as the H350 are designed to give manufacturers production consistency, a competitive and predictable cost per part, and complete production control for volumes of thousands of parts. The H350 printer itself was manufactured with a dozen different 3D printed parts made with SAF technology. The printer is designed to meet the needs of customers in industries such as commercial goods, automotive, and consumer goods and electronics that benefit from the ability to quickly produce large volumes of 3D-printed parts with compelling and predictable economics. The H350 provides several control features designed to ensure the system is production-ready. All build data is logged for process traceability and remains fully under the customer’s control. Materials can be controlled, tracked and traced, and print settings can be fine-tuned for each customer’s needs. We offer customers validated third-party materials, including PA11 and PA12. We announced GrabCAD Print software for the H350 in late 2021.

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

Consumable materials
We sell a broad range of Stratasys proprietary 3D printing materials, consisting of over 61 FDM spool-based filament materials, 49 PolyJet cartridge-based resin materials, 41 hybrid photopolymer resins for SL and DLP and 4 powder materials for PBF. These materials yield a large variety of digital materials that reflect over 600,000 color variations, transparency, opacity and flexibility levels, for use in our 3D printers and production systems and provide our customers with all the tools needed to meet their broad application needs. Various of our printing materials are validated or certified in accordance with internationally-recognized standards. The sale of these materials provides us with a recurring revenue stream from users of our 3D printers and production systems. In addition, in 2021, we announced a new hybrid ecosystem model for materials which also enables sales of differentiated 3rd party materials for use in Stratasys systems as well. This Stratasys Material Ecosystem is designed to enable manufacturing customers to address new applications with demanding requirements through accelerated access to leading industry materials. The ecosystem includes the following material categories:
•Stratasys Preferred: Preferred by Stratasys for its customers for the highest-performance applications. These materials are engineered specifically for Stratasys printers to provide the best combination of material and printer performance and are developed either by Stratasys or third-party material partners. All currently available Stratasys-made materials are Stratasys Preferred.
•Stratasys Validated: Materials validated by Stratasys with basic reliability testing to accelerate the expansion of material options available in the marketplace.
•Open: Unvalidated materials accessible via an annual OpenAM™ Software License. These materials may offer unique attributes and the potential to address new applications but they have not received validation testing or optimization on Stratasys printers.
We believe this model will help accelerate the move to additive manufacturing at scale and encourage more utilization of its printers. Preferred and Validated materials are sold through Stratasys channels.

The materials we sell are described below:

FDM materials
The modeling and support filament used in our FDM 3D printers and production systems features a wide variety of production grade thermoplastic materials. We continue to develop filament modeling materials that meet our customers’ needs for increased speed, strength, accuracy, surface resolution, chemical and heat resistance, color, and mechanical properties. These materials are processed into our proprietary filament form, which is then utilized by our FDM systems. Our canister-based system has proven to be a significant advantage for our products, because it allows the user to quickly change material by simply mounting the lightweight spool and feeding the desired filament into the FDM print and production devices. Currently, we have a variety of build materials in multiple colors commercially available for use with our FDM technology.
Each material has specific characteristics that make it appropriate for various applications. The ability to use different materials allows the user to match the material to the end use application, whether it is a pattern for tooling, a concept model, a functional prototype, a manufacturing tool, or an end use part.

PolyJet materials
Our resin consumables, which consist of our PolyJet family of proprietary acrylic-based photopolymer materials, enable users to create highly accurate, finely detailed 3D models and parts for a wide range of prototype development and customized manufacturing applications. The wide variety of resins within the PolyJet family is characterized by transparent, colored, or opaque visual properties and flexible, rigid or other physical properties. Support materials that are used together with the model materials enable the 3D printing of models with a wide array of complex geometries. Our resin-based materials are produced in-house and are specially designed for our printing systems.
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

Stereolithography materials
Our stereolithography materials came to Stratasys from the acquisition of the Covestro Additive Manufacturing SOMOS™ portfolio, which closed in early April 2023. These hybrid epoxy-acrylate materials offer a variety of functional prototyping solutions, by delivering flexible, durable, rigid, high temperature or clear properties, to simulate production-targeted polymers.
Additionally, several materials can be utilized for manufacturing applications, such as jigs and fixtures, investment casting, injection mold or composite tooling applications.
This range of materials enables us to offer a range of solutions from concept modeling and prototyping, to manufacturing In addition, Stratasys holds a leading patent position in the industry as a result of this portfolio.

Other Stratasys materials
Beyond this extensive breadth of materials for Stratasys technology platforms, Stratasys also has the capability to supply materials for non-Stratasys platforms in powder bed fusion. Stratasys acquired the Addigy® material brand from Covestro. Addigy® powder materials are validated on Powder bed fusion open system printers (PBF). These PBF technology powder materials are sold by Stratasys to customers who operate selective laser sintering printers. This powder materials portfolio includes three elastomeric materials (2 TPU and 1 TPE) for various flexible application needs and the first-ever PBT powder for small series production. (These powders are not yet validated on Stratasys’ own powder-based SAF technology).

Third-party materials partnerships
Further augmenting the Stratasys materials portfolio described above, Stratasys has developed an ecosystem of third-party materials partnerships. Today, these partnerships include the top materials companies in the AM industry,such as BASF, Henkel, Arkema, ALM, Kimya and more. Not only do these partnerships provide our customers with expanded application potential from the validated materials they offer, but they also provide us the opportunity to speed materials innovation through targeted collaboration.
Software
Software is an integral part of our solutions-based, go-to-market strategy. Built on cloud, desktop and mobile technologies, the GrabCAD Additive Manufacturing Platform is an open and enterprise-ready software platform that enables manufacturers to manage production-scale additive manufacturing operations. Stratasys’ platform is specifically designed for the unique needs of additive manufacturing across the entire digital thread - from design through production - while also integrating with Industry 4.0 infrastructure and enterprise applications. As of February, 2024, the platform consists of more than 42,200 application users, 19,000 3D printers, and over 6,300 workflow users. The platform processes [35] gigabytes of data streams per day. Several components are included in the platform:
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
GrabCAD Print natively reads commonly used 3D CAD file formats as well as traditional STL and VRML files, transforming them into instructions to drive our 3D printing systems. Our software provides a robust collection of features, including structural toolpath and infill controls, color and appearance management, multi-material management, automatic support generation, part scaling, positioning and nesting, as well as geometric editing capabilities.
The GrabCAD Print scheduling software includes capabilities to manage the operations of one or more printers including tray packing and optimization, job estimation, system availability, scheduling and monitoring via desktop, web or mobile devices. Additionally, analytics information is available in the form of standard utilization, material usage and job history reports enabling managers and operators to maximize the use of our 3D printing systems.
GrabCAD Shop simplifies the 3D printing shop workflows by improving the way teams manage and collaborate on work orders for prototyping, tooling and end-use parts. Engineers, designers and shop operators minimize time-to-part by sharing a common work space to simplify print work order management, communicating requirements accurately and focusing on delivering quality prints on time.
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
The GrabCAD Software Partner Program is available to Independent Software Vendors (ISVs) wishing to integrate into the GrabCAD AM Platform. The GrabCAD Software Partner Program makes up a robust ecosystem of software partners in Additive Manufacturing powered by Stratasys. Stratasys provides access to the GrabCAD SDK— a complete set of developer tools to support system integration as well as support and joint marketing.

The GrabCAD Community is an online community of over 13 million professional engineers, designers, manufacturers and students who share best practices via tutorials, discussion forums, design/print challenges and 3D content.
Our software is available in nine languages to promote usage in the regions worldwide in which we operate.

Online Community
GrabCAD Community
We operate the GrabCAD Community for mechanical engineers, designers, manufacturers and students where members can share best practices via tutorials, discussion forums, and design/print challenges. They can also upload and download free CAD models and access our GrabCAD Print and Workbench software. This community had more than 13 million members and over 1.7 million CAD files available for free download as of the end of 2023.

Our services
Support services and warranty
Customer support
Our customer success department provides on-site system installation, operator training, a full range of maintenance and repair services and remote technical support to users of our products. We provide support to our customers directly and through our resellers, ensuring that support and parts may be readily obtained worldwide. We also offer advanced training to our customers and preventive maintenance, particularly on our high-performance systems. Our support network consists of the following:
•Stratasys-certified engineers who provide worldwide, on-site installation, training and support;
•direct support engineers through our company;
•indirect support engineers through certified partners, including third-party service organizations or selected resellers who provide support for our systems;
•phone and direct on-site company support in eight languages, and resellers indirect support in local languages;
•service logistics in key regional centers;
•training facilities and resources in regional centers;
•customer-relationship management (CRM) system and learning management system (LMS) to ensure high-quality support for our customers and resellers, including secure remote access to a customer service database containing service history and technical documentation to aid in troubleshooting and repairing systems;
•free content on YouTube to help self-maintenance and troubleshooting;
•support, tools and up-to-date information to our direct customer and distribution channels from our product support engineering team;
•full range of commercial service programs to support the high utilization of our 3D printers and our customers’ unique needs; and
•an e-commerce platform allowing for smooth and fast purchasing of our 3D printing materials.

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
As part of our support programs, in light of our being subject to FDA regulation with respect to our first certified medical device with TrueDent resin, we have in place suitable processes to support customer complaints under the FDA’s standards.

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

Customers
We have a diverse set of customers worldwide, including, among other prominent companies: General Motors; BAE Systems; Boeing; Blue Origin, the U.S. Navy and the Mayo Clinic. No single customer or group of affiliated customers nor any individual sales agent or group of affiliated sales agents accounted for more than 10% of our sales in 2023, 2022, or 2021. Our solutions are used across a wide array of applications in a variety of different industries.

Marketing, sales and distribution
Marketing
Our marketing strategies are tailored to achieve several key objectives. These include elevating awareness and establishing thought leadership in our solutions and product areas, and solidifying our leadership brand position across multiple industries, including automotive, aerospace, medical, dental, fashion, education, and consumer goods. Furthermore, we are committed to expediting and enhancing sales growth while enhancing customer loyalty and lifetime value.
To attain these goals, we execute a multifaceted approach that encompasses thought leadership initiatives, relations with industry analysts, and impactful product launches. Integrated campaigns serve to deepen connections with our existing customer base while expanding our reach to attract new clients. This approach stimulates demand and generates leads across our strategic markets, encompassing both our direct operations and our extensive network of resellers.
Our marketing arsenal combines inbound and outbound strategies for maximum impact. Inbound tactics leverage digital platforms, including blogs, social media, search engine optimization (SEO), search engine marketing (SEM), and engaging webinars and white papers to nurture leads. On the outbound front, we deploy digital and print communication campaigns, execute public relations efforts, initiate direct mail and email outreach, host virtual and in-person tradeshows and roadshows, and orchestrate thought leadership events. We maintain an active presence in newsletters, industry associations, and leverage referrals to bolster our engagement.
Additionally, our regional offices across the globe house state-of-the-art product and technology demonstration facilities, reinforcing our commitment to showcasing our solutions effectively.
Our resellers are integral to our success, and we prioritize their growth by providing essential tools and support. We offer a comprehensive suite of marketing resources, including brochures and product guides, and extend co-marketing opportunities to enhance their visibility and drive sales. To ensure their competence in marketing and selling our products, we offer training and education programs.

We closely monitor and assess the outcomes of our marketing initiatives, continuously striving to discern evolving customer needs. This analysis informs our product roadmaps and individual marketing plans, enhancing distribution optimization and facilitating seamless product release, ramp-up, and sales processes.

Sales distribution methods
Our sales organization sells, distributes and provides follow-up support services with respect to our AM systems and related consumables, through a worldwide sales and marketing infrastructure. We generally use two methods for distribution and support: (i) sales to resellers who purchase and resell our products (including materials) and through whom follow-up support and maintenance services and replacement parts are provided to end-users; and (ii) direct sales of systems or services to end-users without the involvement of any intermediaries, for which all aspects of our sales and follow-up services are handled exclusively by our company. Our resellers are overseen by regional managers and some resellers operate on a non-exclusive basis, although we believe that most do not sell competing AM systems.
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

Geographic structure of sales organization
The primary sales organization for our 3D printers and production systems including related consumables, materials and services is divided into groups based on the following geographical regions: Americas; Europe and Middle East; APAC. This structure allows us to align our sales and marketing resources with our diverse customer base. Our sales organization in each region provides sales support to the network of independent reseller and sales agent locations throughout the particular region. We also operate sales and service centers in various locations throughout the Americas and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan.

Manufacturing and suppliers
Manufacturing
The manufacturing process for our 3D printing and production FDM, PolyJet, stereolithography (or SLA), and P3 (digital light printing) technology systems consists of assembling those systems using both off-the-shelf and customized components manufactured specifically for us and producing and packaging the consumables products to be used by those systems. Our core competencies include FDM, PolyJet, SLA and DLP systems assembly and integration, software installation and resin and filament manufacturing. The majority of those activities are done internally at our facilities. We currently operate on a build-to-forecast basis and obtain all parts used in the FDM and PolyJet systems manufacturing process from either distributors of standard electrical or mechanical parts or custom fabricators of our proprietary designs. Our manufacturers and suppliers are periodically assessed by us based on their on-time performance and quality.
We purchase major component parts for our FDM, PolyJet SLA and DLP systems from various suppliers, subcontractors and other sources, and test those parts in our U.S., Israeli and U.K facilities.

Computer-based Material Requirements Planning, or MRP, is used for reordering to better ensure on-time delivery of parts and raw materials. Operators and assemblers are trained on assembly and test procedures including Assembly Requirement Documents, which originate in engineering. In the manufacturing processes for our FDM, PolyJet, SLA and DLP systems, and for our consumables, we employ a Quality Management System, or QMS, that meets international quality standards including ISO 9001:2008 and ISO 13485:2003, in the case of medical devices. We also outsource the manufacturing of main subassemblies up to fully assembled systems ready for integration.
The system assembly process for our FDM, PolyJet, SLA and DLP systems includes semi-automated functional tests of key subassemblies. Key functional characteristics are verified through these tests, and the results are stored in a statistical database.
Upon completion of the assembly of our 3D printing and production FDM, PolyJet, SLA and DLP systems, we perform a complete power up and final quality tests to help ensure the quality of those products before shipment to customers. The final quality tests must be run error-free before the FDM, PolyJet, SLA and DLP systems can be cleared for shipment. We maintain a history log of all FDM, PolyJet, SLA and DLP products that shows revision level configuration and a complete history during the manufacturing and test process. All identified issues on the FDM, PolyJet, SLA and DLP systems during the manufacturing process are logged, tracked and used to make continuous production process improvements. The commonality of designs among our different FDM, PolyJet, SLA and DLP product families eases the transition to manufacturing new designs.
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

Research and development
We maintain an ongoing program of research and development, or R&D, to develop new systems and materials and to enhance our existing product lines, as well as to improve and expand the capabilities of our systems and related software and materials. This includes significant technology platform developments for our FDM, PolyJet, P3, SAF and SLA technologies, our AM systems, including our integrated software,3 our family of proprietary acrylic-based photopolymer materials for PolyJet, SL and P3 technologies, and our family of proprietary thermoplastic materials for FDM printing. Our research aims to develop both incremental and disruptive improvements, as well as more affordable products. Our engineering development efforts also focus on customer requested enhancements, and development of new modeling processes, software and user applications. In particular, we have devoted significant time and resources to the development of a universally compatible and user-friendly software system.
Our R&D department is divided into groups based on scientific disciplines and product lines. We continue to standardize our product platforms, leveraging each new design so that it will result in multiple product offerings that are developed faster and at reduced expense.
We invest a significant amount of our resources in R&D, because we believe that superior technology is a key to maintaining a leading market position. Our net R&D expenses were approximately $94.4 million, $92.9 million and $88.3 million in the years ended December 31, 2023, 2022 and 2021, respectively. Our consumable materials development and production operations for our FDM, PolyJet, P3, SLA and SAF systems are located at our facilities in Eden Prairie, Minnesota; Rehovot, Israel; Kiryat Gat, Israel; Elgin, Illinois; Geleen, Netherlands; and Lengwil, Switzerland. We regard the consumable materials formulation and manufacturing process as a trade secret and hold patent claims related to these products. We purchase and formulate raw materials for our consumables production from various polymer resin and thermoplastic materials suppliers with different levels of processing and value-add applied to the raw materials.

Intellectual property
We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trade secrets, and confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others. All patents and patent applications for additive manufacturing processes and apparatuses associated with our technology were assigned to us by those inventors. The principal granted patents relate to our FDM systems, our PolyJet technologies, our 3D printing processes and our consumables, certain of which have already expired and certain of which have expiration dates ranging from 2024 to 2039.
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
In addition, we own certain registered trademarks and make use of a number of additional registered and unregistered trademarks, including “Stratasys”, the Stratasys Signet logo, “Objet”, “PolyJet”, “Connex”, ”J8 Series”, “J850”, “J826”, “J750”, “J700”, “J5”, “J35”, “J55”, “Vero”, “VeroFlex,” “VeroEco,” “VeroUltra”, “VeroVivid”, “Tango”, “Durus”, “Rigur”, “Elastico”, “TrueDent”, “FDM”, “Fortus”, “F123 Series”, “F370”, “F900”, “F770”, “Insight”, “Antero”, “Diran”, “Origin”, “Origin One”, “P3”, “Stratasys Direct Manufacturing”, “Stratasys Direct”, “GrabCAD”, “GrabCAD Community”, “GrabCAD Print”, “GrabCAD Shop”, “GrabCAD Steamline”, “OpenAM”, “ProtectAM”, “DentaJet”, Medijet”, “Digital Anatomy”, “TissueMatrix”, “GelMatrix”, “BoneMatrix”, “RadioMatrix”, “3DFashion”, “TechStyle”, “FabriX”, “Neo”, “Neo800”, “Neo450”, “Titanium”, “Titanium Assistant”, “H350”, “H Series”, “SAF”, “Big Wave”, “Selective Absorption Fusion”, “Somos”, “WaterClear”, “WaterShed”, “PerFORM”, “Addigy”, “Mindful Manufacturing”, “3D Printing a Better Tomorrow” and “Make additive work for you”.
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
The companies that offer these technologies to compete with us include, inter alia, 3D Systems Corporation, EOS GmbH, HP, Carbon, Inc.,Formlabs, Markforged, Inc. and Desktop Metal (following their acquisition of EnvisionTEC).
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

We are positioned to compete in our industry mainly on the following bases, which we view as competitive strengths:
•material properties of printed objects, such as heat resistance, toughness, brittleness, elongation-to-break, color and flexibility;
•quality of printed objects measured by, among other things, resolution, accuracy and surface quality;
•multiple production-grade modeling materials;
•our offering of the best multi-color, multi-material 3D printing systems in the market;
•reliability and repeatability of our printing systems;
•ease of use, including of one-step automated modeling process.
•automatic, hands-free support removal;
•high level of customer service; and
•deep application domain know-how and expert services, including among our channel network.
We offer a wide range of systems with varying features, capacities and price points. We believe that this enables us to compete with the other additive manufacturing technologies for a wide range of customers with a variety of applications and goals for their additive manufacturing.
We also compete with companies that use traditional prototype development and customized manufacturing technologies, and we expect future competition to arise from the development of new technologies or techniques.

Seasonality
Historically, our results of operations were subject to seasonal factors. Stronger demand for our products historically occurred in our fourth quarter primarily due to our customers’ capital expenditure budget cycles and our sales compensation incentive programs. Our first and third quarters historically were our weakest quarters for overall unit demand. The first quarter was typically a slow quarter for capital expenditures in general. The second quarter was typically when we would see our largest volume of educational related sales, which normally qualified for special discounts as part of our long-term penetration strategy.
Since prior to the COVID-19 pandemic (ever since 2019), however, our historical seasonality pattern has been disrupted, and we have not seen a steady pattern as to the level of demand in the various quarters from year to year.
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

Global operations
We have offices in, among other locations, Brazil, China, Germany, Hong Kong, Israel, Japan, Korea, India, Mexico, the United Kingdom and the United States, and organize our operations by geographic region, focusing upon the following key regions: the Americas; Europe and Asia Pacific. Our products are distributed in each of these regions, as well as in other parts of the world. Our customers are dispersed geographically, and we are not reliant on any single country or region for most of our product sales and services revenues, although 62.1% of our 2023 revenues were generated in the Americas and our Stratasys Direct Manufacturing printed parts services are primarily based in the United States and therefore reliant on United States customers. A breakdown of our consolidated revenues by geographic markets and by categories of operations (that is system, consumables and services) for the years ended December 31, 2023, 2022 and 2021 is provided in “Item 5.A Operating and Financial Review and Prospects- Operating Results.” In maintaining global operations, our business is exposed to risks inherent in such operations, including currency fluctuations, market conditions, and inflation in the primary locations in which our operating expenditures are incurred. Information on currency exchange risk, market risk, and inflationary risk appears elsewhere in this annual report in “Item 3.D Risk Factors” and in “Item 11. Quantitative and Qualitative Disclosure About Market Risk-Foreign Currency Exchange Risk”.

Employees
The total number of our full-time equivalent employees, and the distribution of our employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2023, 2022 and 2021, are set forth in this annual report in “Item 6.D Directors, Senior Management and Employees—Employees”.

Government regulation
We are subject to various local, state and federal laws, regulations and agencies that affect businesses generally. These include:
•regulations promulgated by federal and state environmental and health agencies;
•foreign environmental regulations, as described under “Environmental, Social and Governance Matters” immediately below;
•the federal Occupational Safety and Health Administration;
•the U.S. Foreign Corrupt Practices Act;
•laws pertaining to the hiring, treatment, safety and discharge of employees;
•export control regulations for U.S. made products;
•Israeli tax regulations, as described under “Israeli Tax Considerations and Government Programs” below;and
•CE regulations for the European market.
Effective as of February 2023, as a result of the launch of our first certified medical device with TrueDent resin in the United States, we are now also subject to medical device regulations, such as the U.S. FDA Code of Federal Regulations.

Environmental, Social and Governance Matters
Stratasys is Championing Mindful Manufacturing™, with a commitment to 3D Printing a Better Tomorrow™ for people and the planet
Stratasys is committed to ESG & Sustainability best practices, with a strategy in place to advance the Company by addressing the need for ongoing Environmental, Social and Governance stewardship.
Today, the challenges posed by geo-political and economic shifts put pressure on businesses. Stratasys, and its Board of Directors, are committed to achieving our success metrics in this complex environment, with the understanding that the definition of a strong sustainable business is broadening.
With this understanding, we clearly outlined our mission to improve how parts are made, processes are optimized, and products are delivered so that manufacturing impacts people and our planet in a positive way. Our approach is data-driven and evidence-based, knowing that “what you can’t measure, you can’t improve”.
In 2021 Stratasys was a first in its industry to publish a comprehensive ESG & Sustainability report, declaring its environmental, social and governance (ESG) strategy, commitment and activities, based on the Global Reporting Initiative (GRI) Standards for sustainability reporting.
Our commitment to strategic Environmental, Social and Governance (ESG) activity is a cornerstone of our purpose: to empower people to create without limits for an economic, personalized and sustainable world.
Stratasys, with broad input from both employees and customers and the support of our board of directors, prioritized four UN Sustainable Development Goals(SDGs) for our company:
1-    Responsible consumption and production
2-    Industry infrastructure and innovation
3-    Climate action
4-    Quality education
Today, we continue to advance our efforts to promote “Mindful Manufacturing™.” This means driving global growth in additive manufacturing by 3D printing in ways that promote a positive social and environmental impact. In particular, 3D printing is uniquely positioned to address pressing climate issues— localizing supply chains to reduce the carbon footprint incurred by air and sea freight, enabling the production of strong but lighter weight parts, and reducing the energy requirements of the production process itself. We are at work with improvement efforts, externally and internally, that bring value around our four UN SDGs and our Mindful Manufacturing™ mission.

Environmental
As a global leader in polymer additive manufacturing solutions, with the broadest portfolio in the industry, Stratasys is focused on making an impact, across industries. Our efforts in this arena are three-fold:
(i) We push the industry towards greater sustainability, through awareness, standardization, and shared best practices performing research and setting improvement targets with our peers and customers. As part of this mission, Stratasys become a Founding Member of the Additive Manufacturer Green Trade Association (AMGTA) in 2021, spearheading the shift to a better understanding and execution of sustainability across the entire Additive Manufacturing eco-system, and value chain.
(ii)    We target an improved circular economy. This entails advancing the digital processes that support our additive technologies, for manufacturing. We focus on improved reliability, for less physical iterations; we support digital inventories that can be printed on-demand; we offer naturally sourced printing material. we look to improve the way in which finite natural resources are employed in our printing processes–energy and water; and, we offer recycling options as well.

(iii)    We aim to harness our expertise to drive innovation. This means expanding our roadmap to include products that enable the production of parts that have a reduced carbon footprint. Imagine cars running with durable 3D printed parts that weigh 30% less than before and provide the same reliability at the same level of quality, which enables production that reduces fuel consumption and emissions of parts, when implemented in machines.

Manufacturing is resource-intensive by nature. It is important to note, however, that 3D printing works in a manner that can be far more environmentally friendly than alternative, traditional production methods. Working with industry leaders in aerospace, automotive, healthcare, fashion and consumer production companies, Stratasys has the ability to enable our customers to reduce their carbon footprints in a meaningful way. We base our work on data and research and plan on publishing ‘Life Cycle Inventory’ reports to make the scientific case for greener manufacturing. To this end, we have become a founding member of the Additive Manufacturer Green Trade Association (AMGTA), which promotes the environmental case for the entire 3D printing industry.
Right now, Stratasys offers Scope 1 & 2 data on its activities – having collected data on our operations and internal consumption with the goal of improvement across our global sites, year-over-year. This includes installing solar panels and beginning to generate renewable energy or our manufacturing sites, for example. We have set our initial baseline (i.e., our initially measured emissions levels from which we seek to only improve), not because regulation and compliance require this, but rather because we believe this is a more meaningful way for our business to make an impact; it is our corporate responsibility to create a world where future generations can thrive. We seek to continuously expand our monitoring capabilities for environmental, social and governance metrics.
We have begun our Scope 3 data collection, and reporting, too. In September 2023, the first Stratasys Lifecyle Analysis report was published, based on a customer use case and collaboration with Dyloan (D-Bond), of the Pattern Group. The Additive Manufacturing Green Trade Association (AMGTA) commissioned this report prepared by Reeves Insight, entitled “Comparative Analysis: Material Jetting vs. Traditional Methods for Designer Luxury Goods”. It details results following a year-long study of the transition to industrial AM from traditional methods of manufacture for a specific application. Key takeaways from the study include a 24.8% reduction in CO2e emissions, when compared with traditional processes; a 49.9% reduction of stock material across the supply chain, also reducing and streamlining related transportation needs; and 50.0% less material in the resulting 3D printed logo component. The study also revealed the savings of more than 300,000 liters of water across the 16,000 components, and a 64.3% reduction in electrical energy consumption.

Environmental Compliance
As of 2023, our Israel headquarters and Israel manufacturing locations are certified as ISO 14001 environmental management systems (EMS) compliant. We hope to leverage that existing EMS compliance to support the EMS accreditation of our facilities in Rheinmunster, Germany and in Eden Prairie, Minnesota during the first half of 2024, as part of our plans to obtain global ISO certification.
ISO certification demonstrates our commitment to reduce environmental impact, measured by international standards that set out the requirements for more effective EMS. Our desire for meaningful impact, yet reduced footprint, is achieved through more efficient use of resources and reduction of waste by implementing renewable energy solutions, water management systems, waste recycling that uses composter, and many others initiatives.

We are subject to various environmental, health and safety laws, regulations and compliance requirements, including (but not limited to) those governing the emission and discharge of hazardous materials into ground, air or water; noise emissions; the generation, storage, use, management and disposal of hazardous and other waste; the import, export and registration of chemicals; the cleanup of contaminated sites; and the health and safety of our employees. Based on information available to us, we do not expect environmental costs and contingencies to have a material adverse effect on our operations. The operation of our facilities, does, however, entail certain potential risks in these areas. Significant expenditures could be required in the future to comply with environmental or health and safety laws, regulations or requirements as ESG practices and controls become more prominent. Certain of these compliance requirements are imposed by our customers, who at times require us to be registered with U.S. health or safety regulatory agencies, whether on the federal or state level. Others may be related to ESG reporting and rising environmental compliance trends in Europe.
Under environmental laws and regulations, we are required to obtain environmental permits from governmental authorities for certain operations. In particular, in Israel, where we assemble our inkjet-based PolyJet 3D printing systems and manufacture our resin consumables, businesses storing or using certain hazardous materials, including materials necessary for our Israeli manufacturing process, are required, pursuant to the Israeli Dangerous Substances Law 5753-1993, to obtain a toxin permit from the Ministry of Environmental Protection. We maintain the effectiveness of two Israeli toxin permits for our respective Israeli sites. Our United States-based facilities, as well, are required to maintain various site permits in compliance with state and local laws and regulations.
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

Social
Per our defined SDG’s, the Stratasys Sustainability commitment extends beyond environmental sustainability. For example, we are proud of our “People First” approach to business. We put environmental health and safety (EHS) as a top priority, securing the health and safety of our employees, through clear policies and annual training, backed by our EHS data management platform. We also continue to be active members in our local communities, with meaningful Corporate Social Responsibility (CSR) activity around the world. Specifically, we are committed to leveraging the value of 3D printing to benefit our local communities through meaningful partnerships and personal employee contributions via our global volunteer network. Our main areas of focus are in leveraging Stratasys technologies in pursuing quality education (according to our commitment to SDG #4) and to advancement in patient care for medical cases. For example, in the US, we leverage our technologies to advance next generation STEM learning initiatives, with tech and robotics enthusiasts via our long-term partnership with FIRST aRobotics. We have a robust Diversity Equity and Inclusion (DE&I) program, launched in 2021 and are a proud platinum sponsor of Technology, Industry, People, Economics (TIPE) Women in 3D Printing. We continue to advance an inclusion program to address internal opportunities across all human resource touch points (hiring, learning and development) with a key performance indicator (KPI) that calls for 100% candidate slates that include at least one female and one male, for director and more senior positions.

With a global presence, Stratasys is attuned to and supportive of the needs of all citizens of this world. That’s why we initiate our “Stratasys Cares” disaster relief programs to support communities impacted by natural disasters, pandemics and war. We actively supported the Turkish people and our Turkish employees and partner network during the devastation that ensued following the 2023 earthquake. We support our people during the Iron Swords War in Israel, as well.

Governance
ESG, is strongly rooted in the structure of corporate management practices and the disclosure that creates transparency around them. We also publish a standardized ESG & Sustainability report, available to the public, around all ESG topics defined by the GRI standard and addressed in alignment with a periodic materiality assessment. This is a foundation for our ethical global operations, as the 3D printing company with the largest install base among industry-leading companies. We have a long-standing Code of Ethics and have also extended our culture and values to our suppliers via a suppliers’ code of conduct. We are required to report financial data as a public company, yet we extend beyond the minimum obligation and provide more comprehensive quarterly analysis of our results for the market, allowing us to better engage with the broader investment community. We conduct quarterly internal updates for employees and team leaders at our company to share business updates openly and share ongoing developments with our global teams.We also publish a standardized ESG & Sustainability report, available to the public, around ESG topics defined by the GRI standard and addressed in alignment with a periodic materiality assessment.
We strive for clarity, engagement and care. It is our goal to deliver on our purpose, in everything we do: We live as a corporate body by our values: Innovate; Be Customer First; Aim Higher; Own It; and Make it Together.

ESG Key Performance Indicators
We take a data-based approach to our sustainability activity, introducing disclosures, certifications, evidence and research on our value proposition across ESG areas of activity. For starters, we set clear KPIs in the area of DE&I (described under “Social” above) that have proven to positively impact our goal of employing more women in management and tech roles, as detailed in our GRI reporting. In addition, we believe in performing the deep work required to manage our enterprise as a sustainable one, for generations to come. As such our KPIs call for on-going expansion of our data collection and disclosures (additional shared customer LifeCycle Analyses, ISO 14001 certification global extension, and product DfE – designed for environment) projects. The emissions KPIs will follow our scope 1, 2 and eventually 3 data collection and publications.

Nasdaq Board Diversity Matrix
Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	As of December 31, 2023		As of December 31, 2022
	Female	Male	Female	Male
Part I: Gender Identity
Directors	1	7	2	6
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

Israeli and Multinational Tax Considerations and Government Programs
Tax regulations also have a material impact on our business, particularly in Israel where we are organized and have one of our headquarters. The following is a summary of certain aspects of the current tax structure applicable to companies in Israel, with special reference to its effect on us (and our operations, in particular). The following also contains a discussion of the Israeli government programs applicable for us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion. This discussion does not address all of the Israeli tax provisions that may be relevant to our Company. For a discussion of the Israeli tax consequences related to ownership of our capital stock, please see “Israeli Taxation Considerations” in Item 10.E below.

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
The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislation.

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

Dividends paid out of income attributed to a Beneficiary Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the alternative benefits program. Therefore, dividends paid out of income attributed to a Beneficiary Enterprise (or out of dividends received from a company whose income is attributed to a Beneficiary Enterprise) are generally subject to withholding tax at the rate of 15% (increased to 20% on the profits accumulated from January 1, 2014) or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% or 20% are limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to an FIC, in which case the 12-year limit does not apply.
Furthermore, a company qualifying for tax benefits under the 2005 Amendment, which pays a dividend (or deemed dividend, as described below)out of income attributed to its Beneficiary Enterprise during the tax exemption period, will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be applicable.
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
Tax incentives programs which may be relevant for the company starting from financial year 2021
Tax benefits under the 2011 Amendment that became effective on January 1, 2011.
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
In parallel to the above amendment, the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax on the distribution or release within a year from such amendment of tax-exempt profits derived by Approved and Benefited Enterprises, which we refer to as Exempt Profits (the “Temporary Provision”). The amount of the reduced tax will be determined based on a formula. In order to qualify for the reduction, the Company must invest certain amounts in productive assets and research and development in Israel.
Following recent Israeli district court ruling (which is subject to deliberation of the Supreme Court), certain transactions (such as acquisitions and intercompany loans) may be treated as deemed dividend distributions for the purpose of the Encouragement Law triggering corporate tax on the respective amount of the transaction.
On November 13, 2022, according to the Temporary Provision, the Company released an amount of approximately $44.8 million out of its Exempt Profits and accordingly paid reduced tax of approximately $2.9 million.

As of December 31, 2023, we had accumulated tax-exempt income of approximately $157.6 million that is attributable to our various Approved and Beneficiary Enterprise programs. If such tax-exempt income were to be distributed, it would be taxed at the reduced corporate tax rate applicable to such income, which would have amounted to approximately $15.8 million of tax liability as of December 31, 2023.

Pillar Two Taxation
The OECD introduced Base Erosion and Profit Shifting (“BEPS”) Pillar Two rules that impose a global minimum tax rate of 15% for large multinational corporations. On December 12, 2022, the EU Council announced that EU member states had reached an agreement to implement the minimum taxation component of 15% of the OECD’s reform of international taxation. Other countries have also enacted or are expected to enact legislation to be effective as early as January 1, 2024, with general implementation of a global minimum tax by January 1, 2025. The OECD continues to release additional guidance and the Company is monitoring the new rules and country agreements. The Company is currently evaluating the potential impact on its consolidated financial statements and related disclosures and does not expect Pillar Two to have a material impact on its effective tax rate or consolidated financial statements in the foreseeable future.

C.Organizational Structure.
Our corporate structure includes Stratasys Ltd., our Israeli parent company, and the following main active wholly-owned subsidiary entities:
•Stratasys, Inc., a Delaware corporation, which was formerly a publicly held company and which became our indirect, wholly-owned subsidiary as a result of the Stratasys, Inc.- Objet Ltd. merger. Following our acquisition of Origin in December 2020, Stratasys, Inc. now has offices and warehouses in San Francisco, California;
•Stratasys Direct, Inc. (our parts service business unit), a California corporation;
•Stratasys AP Limited, a Hong Kong limited company, which together with several other subsidiaries (including Stratasys Japan Co. Ltd., our Japanese subsidiary, and Stratasys Shanghai Ltd., our Chinese subsidiary), carries out most of our operations in the Asia Pacific region;
•Stratasys GMBH, a German limited liability company, which together with other subsidiaries (including Stratasys Schweiz AG (Stratasys Switzerland Ltd.), our Swiss subsidiary) carries out our European operations; and
•Stratasys Latin America Representacao De Equipamentos Ltd., a Brazilian subsidiary, which has commenced our Brazilian operations.
We also own a 46.5% interest in Ultimaker, which includes the operations of our former subsidiary, MakerBot, and which offers a comprehensive solution set of hardware, software and materials for Desktop 3D printing.
Please see the list of subsidiaries appended to this annual report as Exhibit 8 for a complete list of our subsidiaries as of the date of this annual report.

D.Property, Plants and Equipment.
We have dual headquarters, in Eden Prairie, Minnesota and Rehovot, Israel.
Our Eden Prairie, Minnesota headquarters (near Minneapolis) is comprised of executive offices and production facilities that encompassed, as of December 31, 2023, approximately 308,646 square feet, of which we owned 227,100 square feet, in three buildings. Those buildings served the following purposes: system assembly, inventory storage, operations and sales support; manufacturing for one of our Stratasys Direct Manufacturing paid parts service locations; research and development, filament manufacturing, administrative, marketing and sales activities; and expansion of our production capacity for systems and consumables. During 2022, we entered into a new lease of an additional 168,100 square feet for storage purposes, which increases our shipping efficiency and eliminates the cost increase for managing our inventory through third parties.
Our new building complex in Rehovot, Israel, which contains two buildings, is situated on a property that we purchased in 2015 and encompasses approximately 284,713 square feet. It houses our Israeli headquarters, research and development facilities and certain marketing activities. We entered the first building in January 2017 and the second building in May 2021.
As of December 31, 2023, we lease office space (except with respect to our Eden Prairie headquarters facilities and our Rehovot, Israel and Kiryat Gat, Israel facilities, where we own the property) for various purposes, as set forth in the table below. Unless otherwise stated, all of our facilities are fully utilized. Our material tangible fixed assets include, among other things, the properties listed below.

Location:	Primary Usage:	Area (Sq. Feet)
Americas:
Eden Prairie, Minnesota	U.S. headquarters	308,646
Valencia, California	Offices and warehouses	3,035
Belton, Texas	Offices and warehouses	39,680
Plymouth, Minnesota	Warehouse	168,100
Other facilities in Americas		80,943[1,2]
Europe and the Middle East
Rehovot, Israel	Israeli headquarters	284,713[3]
Kiryat Gat, Israel	Factories and warehouse	126,617
Rheinmunster, Germany	Europe main office	55,027
United Kingdom	Manufacturing, offices and lab space	28,445
Other facilities in EMEA	Offices and lab space	25,437
Asia Pacific
Hong Kong	Asia Pacific main office	4,994
Japan	Sales office	13,109
China	Sales office	17,142
Other facilities in Asia Pacific	Office space	18,252

1 Direct Manufacturing sites in California – Poway and Valencia 1— were shut down as part of SDM optimization during 2023. SFO was relocated to our Israeli headquarters during the first quarter of 2023.
2 In 2023 as part of our acquisition of Covestro Additive Manufacturing, we acquired three new sites-Elgin, Illinois, with 27,384 square feet, Geleen in the Netherlands, with 6,941 square feet, and Shanghai China, with 2,799 square feet.
3 This square footage includes the area of the two buildings of our new Israel headquarters in Rehovot, Israel. The second of those buildings was inhabited by us in May 2021, of which 92,400 square feet was leased by us to a third party under a long-term lease and another 9,938 of square feet was leased by us to another third party for a short term lease that will expire in April 2024.

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

A.Operating Results.
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
Our approximately 2,600 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production. By the end of 2023, we estimate that we derived over 34.0% of our revenues from manufacturing solutions.
A series of recent acquisitions and other transactions has strengthened our leadership in various facets of our business, and has added incremental growth engines to our platform. Our acquisition, in December 2020, of Origin Laboratories, Inc., or Origin, significantly strengthened our leadership in mass production for polymer 3D printing. Origin’s pioneering approach to additive manufacturing of end-use parts has enabled us to serve a large market with manufacturing-grade 3D printers, utilizing P3 Programmable PhotoPolymerization. Our acquisition, in the first quarter of 2021, of UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions, provided us with a complementary technology that further expanded our polymer suite of solutions across the product life cycle. Similarly, our acquisition, in November 2021, of all remaining shares of Xaar 3D Ltd. or Xaar, has begun to accelerate our growth in production-scale 3D printing. The recently completed transaction between our former subsidiary, MakerBot, a leader in desktop 3D printing, and Ultimaker, gave us an approximately 46.5% stake in a new entity that has a broad technology offering, a larger scale, and that is well-capitalized and is therefore better equipped to compete in the desktop 3D printing segment. Our October 2022 asset acquisition from the quality assurance software company Riven, a Berkeley, California-based start-up, enables us to fully integrate its cloud-based software solution into our GrabCAD® Additive Manufacturing Platform, thereby enabling more manufacturing customers to adopt Stratasys solutions for end-use parts production. Our acquisition, in April 2023, of Covestro’s additive manufacturing business gives us the ability to accelerate innovative developments in 3D printing materials and to thereby further grow adoption of our newest technologies, including our Origin P3™, Neo® stereolithography, and H350™ printers, with which Covestro’s resins can be used. Also, as part of this acquisition we acquired an IP portfolio comprised of hundreds of patents and pending patents.
Recent Developments- Potential Business Combinations and Strategic Alternatives
Throughout 2023, we were involved in, and were the subject of, potential business combination transactions that would have been potentially transformative to the additive manufacturing industry. Towards the end of the fiscal year, after none of such transactions had been completed (for various reasons), we initiated a whole-scale, comprehensive analysis of our strategic options, which we have been conducting together with our advisors since the fourth quarter of 2023, carrying over into the first quarter of 2024. We provide a brief overview of recent developments concerning strategic transactions and processes below.

Termination of Merger Agreement with Desktop Metal
On May 25, 2023, we and Desktop Metal, Inc. (“Desktop Metal”), jointly announced our entry into a merger agreement, whereby our wholly-owned Delaware subsidiary was to merge with and into Desktop Metal, with Desktop Metal surviving the merger as a wholly-owned subsidiary of ours. On September 28, 2023, we held an extraordinary general meeting of shareholders, at which the merger was presented for the approval of our shareholders. The merger proposal was not approved by our shareholders at that meeting, and accordingly, pursuant to our rights under the merger agreement, we terminated the merger agreement with Desktop Metal, effective immediately on September 28, 2023. As a result, we were required to pay, and recorded in our financial statements, a termination fee of $10.0 million, which was included under selling, general & administrative expenses.
Nano Dimension Uncompleted Tender Offer and Unsuccessful Board Contest
On May 25, 2023, following the announcement of our then-prospective merger with Desktop Metal, Nano Dimension Ltd, (“Nano”), a 14.1% shareholder of our company, launched a hostile partial tender offer whereby it sought to acquire—including shares already held by it— between 53% and 55% of our outstanding ordinary shares, at a price of $18.00 per share. The tender offer was subject to various conditions and was originally set to expire on June 26, 2023. Over the course of subsequent periods of time, the price offered by Nano in its tender offer was ultimately raised to $25.00 per share, with an accompanying reduction as to the percentage of our shares to be held by it upon consummation of the offer, to between 46% and 51%, and the offer was extended ultimately through July 31, 2023. The offer expired on July 31, 2023 and Nano did not receive enough tendered shares and was therefore unable to complete the purchase of any of our ordinary shares pursuant to the offer.
Nano also requested from our company, pursuant to its rights under the Israeli Companies Law as a 5% or greater shareholder, that we convene an extraordinary shareholder meeting at which a vote would be held on the removal of all of our directors (except for S, Scott Crump) and their replacement with officers of Nano whom it had nominated. After discussions with Nano and related court proceedings, we ultimately brought to a vote at our annual general meeting of shareholders held on August 8, 2023 a contested election of directors, at which our board’s eight nominees and Nano’s seven nominees were subject to election on a nominee-by-nominee basis, with the eight nominees receiving more “FOR” votes than “AGAINST” votes to be deemed elected. Based on that agreed voting format, at the annual meeting, each of our board’s eight nominees, and none of Nano’s seven nominees, were elected. We have also been subject to litigation with Nano in an Israeli district court regarding our shareholder rights plan, Nano’s uncompleted tender offer, and the above-described contested board election. The litigation has not changed the outcome of any of the developments described above.
3D Systems Offers
On May 30, 2023, and then again on June 27, 2023, we received an unsolicited non-binding indicative proposal from 3D Systems Corporation (“3D Systems”) to merge with us. On July 13, 2023, we received an updated proposal from 3D Systems, pursuant to which it would merge with our company for $7.50 in cash and 1.5444 newly issued shares of common stock of 3D Systems per Stratasys ordinary share. Our board initially determined that the 3D Systems proposal of July 13 would reasonably be expected to result in a “Superior Proposal” under the merger agreement with Desktop Metal and authorized our management to enter into discussions with 3D Systems with respect to the proposal. Following an extensive due diligence process, however, we communicated our concerns regarding the 3D Systems’ proposal to 3D Systems and indicated that the last proposal was not itself a transaction that we would be prepared to enter into. 3D Systems revised its proposal on September 6, 2023, offering $7.00 in cash and 1.6387 newly issued shares of common stock of 3D Systems per Stratasys ordinary share. After consultation with our outside financial and legal advisors, our board of directors unanimously determined that the September 6 proposal continued to significantly undervalue our company and did not constitute a “Superior Proposal” pursuant to the terms of our then effective merger agreement with Desktop Metal, and the board accordingly terminated discussions with 3D Systems.
Initiation of Strategic Alternatives Process

On September 28, 2023, following the failure of the vote for approval of the merger with Desktop Metal and our consequent termination of the related merger agreement, we announced that we had initiated a comprehensive process to explore strategic alternatives for our company. We noted that we are no longer subject to restrictions under that merger agreement regarding the solicitation of or entry into potential transactions.
Business Performance in Macro-Economic Environment
Our current outlook, as well as our results of operations in the year ended December 31, 2023, should be evaluated in light of current global macroeconomic conditions, including certain challenging trends that have also impacted the additive manufacturing industry. Our revenues in 2023 decreased by 3.7% on a year-over-year basis, compared to 2022. The decrease is driven by the divestment of Makerbot in 2022 and from the divestment of certain SDM businesses. These revenue results also evidence macroeconomic pressure on capital expenditure budgets of our customers, which has been causing longer sales cycles for our systems and occasional deferral of orders of our systems. On the other hand, these results also evidence stronger utilization of our installed systems by our customers, which drove higher revenues in consumables, as well as increase in consumables revenue based on sales of consumables to customers of our recently acquired entities.
We continue to closely monitor macroeconomic conditions, including the headwinds caused by inflation, increased interest rates and other trends that have been adversely impacting economic activity on a global scale, and which have also adversely affected the additive manufacturing industry generally and our company, in particular. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences as needed. We estimate that those conditions have impacted us most notably by limiting our ability to increase our gross margins and our operating margins more significantly in the short-term, given the increased cost of goods and operating expenses associated with inflation. We have used price increases to offset those cost pressures. Assuming that those inflationary pressures ease, and the global economy remains relatively stable, we expect that those margins will improve, as we execute on our growth plans and as a result of a favorable products mix.
Specific developments that may potentially impact our operating performance in an adverse manner include:
•Israel’s retaliatory war against the terrorist organization, which up to the present time has had a limited impact on our Israeli and global operations. However, given the fact that one of our global headquarters and one of our manufacturing facilities are located in Israel, in case the war widens into a regional conflict and/or worsens Israeli or global economic conditions, that could have an adverse impact on our operations;
•reluctance of central banks in Europe and the U.S. to reduce interest rates, due to a fear that it would trigger upwards inflationary pressure, which would leave interest rates at their current relatively high levels, thereby leaving in place unfavorable credit/financing conditions for our customers who purchase our products; and
•potential contraction of economic activities and recessionary conditions that could arise as a result of persistently high interest rates, which could eventually cause a decrease in consumer demand.
We ended 2023 with $162.6 million in cash, cash equivalents and short-term deposits. We believe that we are well suited to continue to manage the current global macro- economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain cost controls, which we began doing at the start of the COVID-19 pandemic, while ensuring that our NPI programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs.

Key measures of our performance
Revenues

Our revenues results primarily from sales of (i) our products, which include both our AM systems and related consumable materials, (ii) provision of related services and (iii) our direct manufacturing service. We generate revenues and deliver services principally through the following channels:
•sales to resellers, who purchase and resell our products and who provide support services for our printing systems;
•sales of systems that are marketed by independent sales agents, pursuant to which we sell directly to end-users, pay commissions to such agents, and directly handle the sale of consumables and provision of support services; and
•sales of systems (and all related products and services) as well as our direct manufacturing solutions that we provide to our customers directly.

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

Our most significant components of costs of revenues are costs of materials used for our products, wages and related benefits costs, which together accounted for approximately 64% of our total direct cost of revenues for the year ended December 31, 2023. An additional significant component of our costs of revenues is the amortization expense that we primarily incur in connection with developed technology assets acquired as part of our business combinations. These amortization expenses vary based on the timing and type of acquisitions and estimated useful lives of the respective intangible assets. These amortization expenses were $19.6 million, $28.2 million and $22.4 million for the years ended December 31, 2023, 2022 and 2021, respectively. No impairment charges were recorded during 2023 and 2022. Refer to Note 9 of our consolidated financial statements included in Item 18 of this annual report.
For the year ended December 31, 2023, a hypothetical 10% rise in commodity prices for raw materials would have caused an approximate $15.4 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive loss. As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $6.8 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive loss. During 2023, we did not notice particular trends that changed, or were expected to change in the near future, the absolute or relative significance of the components of our costs of revenues in a material manner. We also believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years, as we have used price increases to offset the cost pressures caused by inflation.
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

Operating expenses
Our operating expenses for 2023 consisted of (i) research and development expenses, and (ii) selling, general and administrative expenses.

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

2023 Financial Highlights
Significant highlights of our financial performance in 2023 included:
•Revenues decreased by $23.9 million, or 3.7%, compared to 2022. The decrease is driven by the divestment of Makerbot in 2022 and from the divestment of certain SDM businesses. These revenue results also evidence macro-economic pressure on capital expenditure budgets of our customers, which has been causing longer sales cycles for our systems and occasional deferral of orders of our systems.
•Operating expenses increased by $21.0 million, or 6.3% compared to 2022. The increase in operating expenses was primarily driven by costs related to prospective and potential mergers and acquisitions, our defense against a hostile tender offer and a proxy contest, and related professional fees of $32.9 million, restructuring costs and higher costs driven by our recent acquisitions, partially offset by reduction in expenses due to our divestiture of MakerBot in late August 2022.

• Net loss amounted to $123.1 million or basic and diluted net loss per share of $1.79 in 2023, compared to net loss of $29.0 million, or basic and diluted net loss per share of $0.44, in 2022, which was mainly attributable to higher costs related to prospective and potential mergers and acquisitions, termination costs related to the termination of our merger transaction with Desktop Metal, our defense against a hostile tender offer and our proxy contest and related professional fees, lower gross profit and increased amounts for our share in losses of associated companies.
Total cash and cash equivalents and restricted cash amounted to $82.9 million and short-term deposits amounted to 80.0 million as of December 31, 2023, which, when aggregated together, reflected a decrease of 165.3 million compared to the corresponding total amount as of December 31, 2022. The decrease in cash, cash equivalents, restricted cash and short-term deposits in 2023 was due to increased cash used in operating, investing and financing activities, which amounted to $61.6 million, $3.8 million and $1.5 million, respectively, in 2023.

Results of Operations
We are providing within this section a discussion and analysis of our historical statement of operations data in accordance with accounting principles generally accepted in the United State of America, or GAAP. While our financial statements included in Item 18 of this annual report include data for each of the three years ended December 31, 2023, 2022 and 2021, the discussion and analysis contained in this Item 5.A is limited to a comparison of our results of operations for the years ended December 31, 2023 and 2022. For a discussion and analysis of our results for the year ended December 31, 2022, and a comparison of those results with those of the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 3, 2023.
The following table sets forth certain financial data derived from our consolidated statements of operations and comprehensive loss, presented as percentages of our revenues for the years indicated:

	Year ended December 31,
	2023	2022

Revenues	100.0%	100.0%
Cost of revenues	57.5%	57.6%
Gross profit	42.5%	42.4%
Research and development, net	15.0%	14.3%
Selling, general and administrative	41.5%	37.0%
Operating loss	(14.0%)	(8.8%)
Gain from deconsolidation of subsidiary	0.0%	6.0%
Financial income, net	0.5%	0.0%
Loss before income taxes	(13.5%)	(2.7%)
Taxes on income	0.9%	0.8%
Share in net losses of associated companies	(5.2%)	(0.9%)
Net loss	(19.6%)	(4.4%)
Net loss attributable to Stratasys Ltd.	(19.6%)	(4.4%)

Discussion of Results of Operations
The below tables and related discussion present an item by item comparison of our results of operations for each of the two years ended December 31, 2023 and 2022.

Revenues
Our products and services revenues for the last two years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
	2023	2022	% Change 2023-2022
Products	$433,741	$452,124	(4.1)%
Services	193,857	199,359	(2.8)%
	$627,598	$651,483	(3.7)%

Our total consolidated revenues in 2023 were $627.6 million, a decrease of $23.9 million or 3.7%, compared to 2022.
Products Revenues
Revenues derived from products (including systems and consumable materials) decreased by $18.4 million, or 4.1%, in 2023 as compared to 2022 mainly due to longer sales cycles and the divestiture of MakerBot in August 2022 (the latter of which accounted for a decrease of $18.9 million), partially offset by higher revenues driven from our recently acquired entities, and higher consumables revenues as a result of higher usage of our systems in an aggregate amount of $22.9 million.
Systems revenues decreased by $36.9 million or 16.5% in 2023 as compared to 2022. The decrease was mainly attributable to longer sales cycles as well as the impact of the divestiture of MakerBot of $14.8 million.
Consumables revenues increased by $18.5 million, or 8.2%, in 2023 as compared to 2022. The increase was mainly attributable to revenues driven from our recently acquired entities, and higher utilization rates of systems as initial materials are replenished in an aggregate amount of $22.9 million, partially offset by the impact of divestiture of MakerBot of $4.1 million.

Services Revenues
Services revenues (including Stratasys Direct, maintenance contracts, time and materials and other services) decreased by $5.5 million, or 2.8%, in 2023 as compared to 2022. The decrease in services revenues was mainly driven by the impact of divestiture of MakerBot (which accounted for a decrease of $4.2 million), and a decrease in SDM revenues as a result of divestitures of several businesses in SDM, partially offset by higher revenues generated from maintenance contracts on our systems, which increased by 4.5%.

Revenues by Region
Revenue amounts and the percentage of our overall revenues by region for the last two years, as well as the percentage change in revenue amounts for each such region from year to year, were as follows:

	Year Ended December 31,
	2023		2022
	Revenue amount (U.S. $ in thousands)	% of overall revenues	Revenue amount (U.S. $ in thousands)	% of overall revenues
Americas*	$389,770	62.1%	$415,428	63.8%
EMEA	155,942	24.8%	141,660	21.7%
Asia Pacific	81,886	13.0%	94,395	14.5%
	$627,598	100.0%	$651,483	100.0%

*Consists of the United States, Canada and Latin America
Revenues in the Americas region decreased by $25.7 million, or 6.2%, to $389.8 million in 2023 compared to $415.4 million in 2022. The decrease was mainly attributable to the divestiture of MakerBot, decrease in SDM revenues and longer sales cycles, partially offset by higher revenues driven from our recently acquired entities and higher utilization rates of systems which requires that initial materials be replenished.
Revenues in the EMEA region increased by $14.3 million, or 10.1%, to $155.9 million in 2023 compared to $141.7 million in 2022.The increase was primarily driven by higher consumables revenues attributable to our recently acquired entities and higher utilization rates of systems which requires that initial materials be replenished, partially offset by the divestiture of MakerBot.
Revenues in the Asia Pacific region decreased by $12.5 million, or 13.3%, to $81.9 million in 2023 compared to $94.4 million in 2022.The decrease was mainly attributable to longer sales cycles and unfavorable exchange rates, partially offset by higher revenues provided by our recently acquired entities.

Gross Profit
Gross profit from our products and services for the last two years, as well as the percentage change from year to year, were as

	Year Ended December 31,		Percentage Change (later year compared to earlier)
	2023	2022	2023-2022
Gross profit attributable to:
Products	$207,231	$217,523	(4.7)%
Services	$59,793	$58,944	1.4%
	$267,024	$276,467	(3.4)%

Gross profit as a percentage of revenues for our products and services for the last two years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,		Percentage Change (later year compared to earlier)
	U.S. $ in thousands
Gross profit as a percentage of revenues from:	2023	2022	2023-2022
Products	47.8%	48.1%	(0.7)%
Services	30.8%	29.6%	4.3%
Total gross profit	42.5%	42.4%	0.3%
Gross profit attributable to products revenues decreased by $10.3 million, or 4.7%, to $207.2 million in 2023 compared to $217.5 million in 2022. Gross profit attributable to products revenues as a percentage of revenues decreased to 47.8% in 2023 compared to 48.1% in 2022. Our gross profit from products revenues decreased mainly as a result of lower year over year products sales and the divestiture of MakerBot, partially offset by lower amortization expenses and higher revenues driven by our recent acquisitions.
Gross profit attributable to services revenues increased by $0.8 million, or 1.4%, to $59.8 million in 2023 compared to $58.9 million in 2022. Gross profit from services as a percentage of services revenues in 2023 increased to 30.8% as compared to 29.6% in 2022. Our gross profit from services revenues increased mainly as a result of favorable product mix and our restructuring of SDM, in an aggregate amount of $7.6 million partially offset by higher restructuring cost.
As the above percentages evidence, our gross margin, which has been a major focus for us, did not change in a material manner in 2023 compared to 2022, despite global economic headwinds caused by inflation and European currency depreciation against the U.S. dollar. This was largely due to our use of price increases on our products and services to help to offset cost pressures. As our new technologies ramp and our operational efficiencies continue, we expect that our gross margin will strengthen in the coming years.

Operating Expenses
The amount of each type of operating expense for the last two years, as well as the percentage change between such annual periods, and total operating expenses as a percentage of our total revenues in each such year, were as follows:

	Year Ended December 31,		Change from earlier to later year, as a % of amount in earlier year
	2023	2022	2023-2022
	U.S. $ in thousands
Research and development, net	$94,425	$92,876	1.7%
Selling, general and administrative	260,179	240,750	8.1%
	$354,604	$333,626	6.3%
Percentage of revenues	56.5%	51.2%

Operating expenses were $354.6 million in 2023 compared to operating expenses of $333.6 million in 2022. The increase in operating expenses was primarily driven by costs related to prospective and potential mergers and acquisitions, our defense against a hostile tender offer and a proxy contest, and related professional fees, restructuring costs of $32.9 million and higher costs driven by our recent acquisitions in an amount of $11.7 million, partially offset by reduction in expenses due to our divestiture of MakerBot in late August 2022.
Research and development expenses, net, increased by $1.5 million, or 1.7%, in 2023 compared to 2022. Research and development expenses, net, as a percentage of revenues increased to 15.0% in 2023 compared to 14.3% in 2022. The increase in research and development expenses, net in 2023 was mainly attributable to higher costs driven by our recent acquisitions of $5.8 million partially offset by the divestiture of MakerBot.
We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications that will enhance our current solutions offerings.
Selling, general and administrative expenses in 2023 increased by $19.4 million, or 8.1%, to $260.2 million, compared to $240.8 million in 2022.The amount of selling, general and administrative expenses constituted 41.5% of our revenues in 2023, as compared to 37.0% in 2022. The increase was mainly attributable to costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees of $32.9 million, as well as restructuring costs, partially offset by a reduction of selling, general and administrative costs due to our divestiture of MakerBot in August 2022 and reduction in contingent consideration liabilities in amount of $4.0 million.

Operating Loss
Operating loss and operating loss as a percentage of our total revenues for the last two years, as well as the percentage change in operating loss between those years, were as follows:

	Year Ended December 31,		Change from earlier to later year, as a % of amount in earlier year
	2023	2022	2023-2022
	U.S. $ in thousands
Operating loss	(87,580)	(57,159)	53.2%
Percentage of revenues	(14.0%)	(8.8%)
Operating loss for the year ended December 31, 2023 was $87.6 million as compared to an operating loss of $57.2 million for the year ended December 31, 2022. Our operating loss increased both on an absolute basis, and as a percentage of our revenues in the twelve months ended December 31, 2023 compared to the twelve months ended December 31, 2022, for the reasons described in the discussion of the above line items.

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

Financial Income (Expenses), net
Financial income, net, which were primarily comprised of foreign currencies effects, interest income and interest expense, amounted to $3.0 million for the year ended December 31, 2023, compared to financial income, net, of $0.2 million for the year ended December 31, 2022.

Income Taxes
Income tax expense and income tax expense as a percentage of net loss before income taxes for the last two years, as well as the percentage change in income taxes between those years, were as follows:

	Year Ended December 31,
	2023	2022	2023-2022
	U.S. $ in thousands		% Change in 2023
Loss before income taxes	$(84,587)	$(17,794)	375.4%
Income tax benefit (expense)	$5,782	$5,454	6.0%
As a percentage of loss before income taxes	(6.8%)	(30.7%)

We had an effective tax rate of (6.8)% for the year ended December 31, 2023 as compared to an effective tax rate of (30.7)% for the year ended December 31, 2022. Our effective tax rate in 2023 was primarily impacted by the geographic mix of foreign taxable earnings and losses, our valuation allowance as well as changes in uncertain tax position.
Our effective tax rate is based on recurring factors, including the geographic mix of foreign taxable income and loss, as well as nonrecurring items that may not be predictable.
For a full reconciliation of our effective tax rate to the Israeli statutory rate of 23% and for further explanation of our provision for income taxes, refer to Note 10 to our consolidated financial statements included in Item 18 of this annual report.

Share in net Losses of Associated Companies
Share in net losses of associated companies reflects our proportionate share of the net losses of unconsolidated entities accounted for by using the equity method of accounting. During 2023, we had net losses of our equity method investments in a total amount of $32.7 million, compared to a loss of $5.7 million in 2022. The foregoing losses including impairment charges in amount of $13.9 million, were mainly attributable to our equity investment the new merged entity Ultimaker (which was the surviving entity following a merger between it and MakerBot) following the deconsolidation, in 2022, of MakerBot, which was previously held as a subsidiary of Stratasys. refer to Note 2 to our consolidated financial statements included in Item 18 of this annual report.

Net Loss and Net Loss Per Share
Net loss, net loss as a percentage of our total revenues, and diluted net loss per share, for the last two years, as well as the percentage change in net loss between those years, were as follows:

	Year Ended December 31,
	2023	2022	2023-2022
	U.S. $ in thousands		% Change in 2023
Net loss	(123,074)	(28,974)	324.8%
Percentage of revenues	(19.6)%	(4.4)%
Basic and diluted net loss per share	$(1.79)	$(0.44)	(55.4)%

Net loss for the year ended December 31, 2023 was $123.1 million, as compared to $29.0 million for the year ended December 31, 2022. The increase was mainly attributable to higher costs related to prospective and potential mergers and acquisitions, termination costs related to the termination of our merger transaction with Desktop Metal, our defense against a hostile tender offer and our proxy contest and related professional fees of 32.9 million, lower gross profit and increased amounts for our share in losses of associated companies
Diluted net loss per share for the years ended December 31, 2023 and 2022 was $1.79 and $0.44, respectively The weighted average, basic and diluted number of shares outstanding for the year ended December 31, 2023 was 68.7 million, compared to 66.5 million for the year ended December 31, 2022.

Non-GAAP Financial Measures
The following non-GAAP data for the fiscal years ended December 31, 2023 and 2022, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and restructuring-related charges or gains, legal provisions and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of investments and the corresponding tax effect of those items. The items eliminated in our non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on our statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the table below.

Reconciliation of GAAP and Non-GAAP Results of Operations

		Twelve Months Ended December 31,
		2023	Non-GAAP	2023
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$267,024	$35,764	$302,788
	Operating income (loss) (1,2)	(87,580)	100,207	12,627
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(123,074)	130,783	7,709
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(1.79)	$1.90	$0.11

(1)	Acquired intangible assets amortization expense		19,603
	Non-cash stock-based compensation expense		3,701
	Restructuring and other related costs		12,460
	Impairment charges		—
			35,764

(2)	Acquired intangible assets amortization expense		9,167
	Non-cash stock-based compensation expense		27,917
	Impairment of long-lived assets		7,087
	Revaluation of investments		4,880
	Contingent consideration		(22,331)
	Legal and other expenses		37,723
			64,443
			100,207

(3)	Corresponding tax effect		3,894
	Equity method related amortization, divestments and impairments		24,871
	Finance expenses		1,811
			$130,783

(4)	Weighted average number of ordinary shares outstanding- Diluted	68,666		69,233

		Twelve Months Ended December 31,
		2022	Non-GAAP	2022
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$276,467	$36,016	$312,483
	Operating income (loss) (1,2)	(57,159)	70,691	13,532
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(28,974)	39,235	10,261
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.44)	$0.59	$0.15

(1)	Acquired intangible assets amortization expense		28,158
	Non-cash stock-based compensation expense		4,083
	Restructuring and other related costs		(174)
	Impairment charges		3,949
			36,016

(2)	Acquired intangible assets amortization expense		8,950
	Non-cash stock-based compensation expense		29,378
	Restructuring and other related costs		2,737
	Revaluation of investments		3,777
	Contingent consideration		(18,293)
	Legal and other expenses		8,126.3
			34,676
			70,691

(3)	Corresponding tax effect		4,988
	Equity method related amortization, divestments and impairments		2,285
	Finance expenses		406
	Net gain from sale of business		(39,136)
			39,235

(4)	Weighted average number of ordinary shares outstanding- Diluted	66,491		67,068

Forward-looking Statements and Factors That May Affect Future Results of Operations
See “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this annual report (following the table of contents).

Variability of Operating Results
Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the timing, number and mix of products sold and the average selling price of the products, and are also affected by the seasonality of our business. In addition, due to competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future. Since 2019, it has also been useful to gauge the variability of our operating results on a linear basis, for each quarter compared to the previous one, in addition to on a year-over-year basis, compared to the corresponding period of the prior year. We have not seen a steady pattern as to the level of demand for our products in particular quarters of the year since 2019. Nevertheless, in our outlook for 2024, we expect our revenues to grow sequentially, largely because of expected new product introductions later as the year progresses.
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
In 2023, we generated losses mainly from our Israeli parent company and its major subsidiaries, with no tax benefit being recorded for those losses, as the near-term realization of these assets is uncertain.
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
B.Liquidity and Capital Resources
A summary of our consolidated statement of cash flows for the last two years is set forth in the below table.While our financial statements included in Item 18 of this annual report include cash flow data for each of the three years ended December 31, 2023, 2022 and 2021, the discussion contained in this Item 5.B is limited to a comparison of our liquidity and capital resources— including cash flows— for the years ended December 31, 2023 and 2022. For a discussion of our cash flows for the year ended December 31, 2021, and a comparison of those cash flows with those for the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2022, which we filed with the SEC on March 3, 2023.

	Year Ended December 31,
	2023	2022
	U.S $ in thousands
Net loss	$(123,074)	$(28,974)
Impairment of other long-lived assets	4,443	3,865
Depreciation and amortization	48,973	59,769
Stock-based compensation	31,614	33,461
Foreign currency transactions gain (loss)	636	9,090
Gain from deconsolidation of subsidiary	—	(39,136)
Deferred income taxes, net and uncertain tax positions	(1,764)	926
Other non-cash items, net	18,051	(9,079)
Change in working capital and other items	(40,524)	(105,327)
Net cash used in by operating activities	(61,645)	(75,405)
Net cash used in investing activities	(3,834)	(7,213)
Net cash used in financing activities	(1,516)	(2,769)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(827)	(7,220)
Net change in cash, cash equivalents and restricted cash	(67,822)	(92,607)
Cash, cash equivalents and restricted cash, beginning of year	150,686	243,293
Cash, cash equivalents and restricted cash, end of year	$82,864	$150,686
Our cash, cash equivalents and restricted cash balances decreased to $82.9 million as of December 31, 2023 as compared to $150.7 million as of December 31, 2022.
The decrease in cash, cash equivalents and restricted cash in 2023 was mainly due to cash flows used in operating activities.

Cash flows from operating activities
Year ended December 31, 2023
We used $61.6 million of cash in our operating activities during 2023. Cash used in operating activities reflected our net loss of $123.1 million and negative changes in our working capital of $40.5 million, partially offset by depreciation, amortization and impairment charges of long-lived assets in an aggregate amount of $53.4 million, stock-based compensation of $31.6 million, deferred income taxes of $1.8 million and $18.1 million of changes in other non-cash items, net. Changes in working capital of 40.5 million were mainly driven by an increase in accounts receivables of $25.7 million, decrease in accounts payable of $27.4 million and decrease in other non current liabilities of $9.2 million, partially offset by an increase in other non current assets of $11.0 million.

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

Cash flows from investing activities
Year ended December 31, 2023
We used $3.8 million of cash in our investing activities during 2023. The net cash use during 2023 mostly reflected $72.1 million used for investments in consolidated entities and $13.6 million that we invested for the purchase of property and equipment, partially offset by net proceeds from short-term bank deposits of $97.4 million.

Year ended December 31, 2022
We used $7.2 million of cash in our investing activities during 2022. The net cash use during 2022 mostly reflected $69.1 million used for investments in unconsolidated entities (mainly Ultimaker), and $13.6 million that we invested for the purchase of property and equipment, partially offset by net proceeds that we withdrew from short-term bank deposits.

Cash flows from financing activities
Year ended December 31, 2023
We used $1.5 million of cash in our financing activities during 2023. These financing activities were mostly related to contingent consideration that we paid for acquisitions.

Year ended December 31, 2022
We used $2.8 million of cash in our financing activities during 2022. These financing activities were mostly related to contingent consideration that we paid for acquisitions.

Capital resources and capital expenditures
Our total current assets amounted to $560.1 million as of December 31, 2023, of which $162.9 consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $176.4 million as of December 31, 2023.
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

Additional factors potentially impacting capital resources
We are obligated to our suppliers under ordinary course purchase orders in an aggregate amount of approximately $140.8 million as of December 31, 2023. All of those obligations will become due over the course of the 2024 year.
We have also committed to make potential future payments to third parties as part of our acquisitions. These payments are contingent upon the occurrence of certain future events and, given the nature of these events, it is unclear when, if ever, we may be required to pay such amounts. The total contingent payments could reach an aggregate amount of up to $104.4 million.

C.Research and Development, Patents and Licenses, Etc.
For a discussion of our research and development policies, see “Research and Development” and “Regulation— Israeli Tax Considerations and Government Programs – Law for the Encouragement of Capital Investments” in Item 4.B above and the “Risks related to operations in Israel” in Item 3.D above.

D.Trend Information.
For trend information, see the Risk Factors described in Item 3.D above, the “Overview” and “Operating Results” sections of this Item 5 - “Operating and Financial Review and Prospects” and Item 4 - “Information on the Company” above.

E.Critical Accounting Estimates
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
•Business combination
•Intangibles
•Goodwill
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

On April 3, 2023, the Company completed the acquisition of the additive manufacturing materials business of Covestro AG for an aggregate purchase price of $60.5 million, including cash and shares and we are obligated to pay additional payments.

During 2023, the Company completed several transactions, including acquisitions of an entity and additional assets, for a total consideration of $22 million.

See note 3 to our consolidated financial statements for further details on the business combination transactions.

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
During the years ended December 31, 2023 and 2022, we did not record any impairment charges related to our definite life intangible assets.
In 2023, additional intangible assets of $30.6 million were recognized by us as part of our assets and other acquisitions, as mentioned above.

Goodwill
Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. The goodwill balance as of December 31, 2023 and 2022 resulted from our recent acquisitions. No goodwill impairment was recorded during the years ended December 31, 2023 and 2022. In 2023, additional goodwill of $34.8 million were recognized by us as part of our acquisitions, as mentioned above.

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
See note 8 to our consolidated financial statements for further details on the goodwill impairment test in 2023.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.    Directors and Senior Management.
The following table lists the names and ages of our current directors, as well as the names, ages and positions of the current members of our senior management, as of the filing date of this annual report:

Name	Age	Position
Dov Ofer	69	Chairman of the Board of Directors
S. Scott Crump	70	Director
Aris Kekedjian	57	Director
John J. McEleney	61	Director
David Reis	63	Director
Michael Schoellhorn	58	Director
Yair Seroussi	68	Director
Adina Shorr	63	Director
Yoav Zeif	57	Chief Executive Officer
Eitan Zamir	47	Chief Financial Officer

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
S. Scott Crump has served as our director since November 2021. Mr. Crump previously served as our Chairman of the Executive Committee of the Board and our Chief Innovation Officer from February 2015 and February 2013, respectively, in each case until May 2020, at which time he was appointed our Chief External Affairs and Innovation Officer, which he served as through August 2020. Mr. Crump also served from June 2018 through March 2020 on the oversight committee of our Board that helped to support our interim chief executive officer in the management of our company during an interim period, and our current CEO, Mr. Yoav Zeif, during Mr. Zeif’s initial period at our company. After leaving his position as a director on the Board in 2020, Mr. Crump served as a technology consultant to the Board. Mr. Crump previously served as Chairman of the Board of our company from the Stratasys, Inc.- Objet Ltd. merger until February 2015, as Chairman, Chief Executive Officer, President, Treasurer and a director of Stratasys, Inc. from its inception in 1988 until the Stratasys, Inc.- Objet Ltd. merger, and as Chief Financial Officer of Stratasys from February 1990 to May 1997. Mr. Crump was, with Lisa H. Crump, his wife, a co-founder of Stratasys, Inc., and he is the inventor of our FDM technology. Mr. Crump holds a B.S. in mechanical engineering from Washington State University.
Aris Kekedjian has served as our director since having been appointed by the Board in November 2023. Mr. Kekedjian served as Chairman and Chief Executive Officer of Trinity Biotech from October 2022 to December 2023. He served as President and Chief Executive Officer of Icahn Enterprises from April 2021 to January 2022. Prior to that, Mr. Kekedjian held various roles of increasing responsibility at General Electric and GE Capital from 1989 to 2019, including Head of Corporate Development and Chief Investment Officer of GE; Managing Director and Global Head, Business Development of GE Capital; and Managing Director, Global Corporate Development and CEO of GE Capital in the MEA region. During his tenure at GE and GE Capital, Mr. Kekedjian guided the company through multiple phases of growth and transformation, including through the 2008 financial crisis and a series of multibillion-dollar mergers that helped reposition disparate assets into leading businesses. In addition, he previously served as a director of Xerox Holdings Corporation and XPO Logistics. Mr. Kekedjian holds a Bachelor of Commerce degree in Finance and International Business from Concordia University in Montreal, Canada.
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
Michael Schoellhorn has served as our director since November 2020. Since February 2019 Mr. Schoellhorn has served as Airbus' (Toulouse, France) Chief Operating Officer and a member of its Executive Committee. He has been a member of the Supervisory Board of Airbus Operations GmbH, Hamburg since 2019 and was appointed as its chairman in 2020. Prior to joining Airbus, Mr. Schoellhorn served as Chief Operating Officer and a member of the Management Board at BSH Home Appliances GmbH (Munich, Germany), a leading manufacturer of home appliances owned by the Robert Bosch Group (Stuttgart,Germany), from January 2015 until 2019. Prior to that, Mr. Schoellhorn started his career as a management trainee with Bosch in 1999 and held various operational senior management positions in the automotive sector of Robert Bosch GmbH - in the US, the Czech Republic, and Germany, until he was appointed Executive Vice President for Manufacturing and Quality in 2012. Mr. Schoellhorn studied at IMD Business School (Lausanne, Switzerland), Tepper School of Business (Pittsburgh, USA), Bosch-Carnegie-Institute (Pittsburgh, USA), and the Robert-Bosch- Kolleg (Stuttgart, Germany). He holds a degree in Mechanical Engineering and a PhD in Control Engineering, both from the Helmut Schmidt University. Mr. Schoellhorn served in the German armed forces, as an officer and a helicopter pilot, from 1984 until 1994. He is a member of the presidency of BDLI (the German aerospace industries association), and of the Baden Baden Entrepreneur Talks, a discussion forum for German business and political leaders.
Yair Seroussi has been a member of the board of directors of Stratasys since 2017 and is serving as the chairman of the audit committee. He is the chairman of Enlight renewable energy since 2018, listed on NSDAQ & TASE, and the chairman of ZIM integrated shipping services Ltd, NYSE, a global shipping operator. He is currently on the board of directors of Mediterranean towers Ltd. Mr. Seroussi was previously on the board of directors of DSP Group Inc. Mr. Seroussi brings immense experience to the board room, having served as Chairman of Bank Hapoalim, Israel's largest bank and of the Association of Banks in Israel. Mr. Seroussi served as head of Morgan Stanly Israel for 16 years. Before, He served in senior positions at the Israeli ministry of finance, was head of the office of ministry, stationed in the US, and was head of the commodities division, based in NY. In addition to his various professional roles, Mr. Seroussi servs in nonprofit organizations, He is the chairman of Tovanot B'Hinuch (a nonprofit organization helping Periphery schools to excel), sits on the board of governors at the Hebrew University, Weizman Institutes and the Shenkar College of Engineering, Design and Art, and he acts as chairman of the Eli Hurvitz institute of strategic management at the Tel Aviv University. Mr. Seroussi holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem.

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
Eitan Zamir has served as our Chief Financial Officer since February 2022. He joined Stratasys in 2019 and thereafter has overseen all external financial reporting, accounting, tax, treasury, and Sarbanes-Oxley compliance for the organization along with extensive involvement in capital raising and M&A activities. Prior to joining Stratasys, Mr. Zamir was a Partner at PriceWaterhouseCoopers (PwC), based in Tel Aviv and New York. Mr. Zamir is a certified public accountant who earned his bachelor’s degree, with honors, in accounting and economics from the Hebrew University in Jerusalem, and a Master of Science with an emphasis in financial management from Tel Aviv University.

Arrangements for Election of Directors and Members of Management; Family Relationships
There are no arrangements or understandings pursuant to which any of our directors or members of senior management were selected for their roles. There are also no family relationships among any directors or members of our senior management.

B.    Compensation.
The following table presents all compensation that we paid, or accrued, during the year ended December 31, 2023 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table includes amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during that period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid or Accrued[1]		Pension, Retirement and Other Similar Benefits Accrued
All directors and members of senior management as a group[2]	$2,178,325	[3]	$243,393
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

Director Compensation
The following table sets forth the directors’ fees, salary or other compensation (excluding value attributable to RSU grants and stock option grants, and excluding reimbursement for reasonable expenses incurred in connection with services) that are payable to each of our current directors, based on the most recent approval for non-employee director compensation provided by our shareholders at our November 2021 annual general meeting of shareholders:
1 Does not include the value attributable to stock option or restricted stock unit (RSU) grants. For a discussion of stock option and RSU grants to our directors and members of senior management, see below.
2 Comprised of the current directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above, except that it only includes amounts paid to, or accrued for, Aris Kekedjian as a director since his appointment in November 2023, and it also includes amounts paid to, or accrued for, Ms. Ziva Patir, who served as a director from the start of 2023 until stepping down in November 2023 following 10 years of service as a director.
3 This compensation amount for the year ended December 31, 2023 excludes an aggregate of $0.5 million of bonuses that were paid in 2023 in respect of services that had been performed during the previous year.

Name of Director	Annual Fee/Salary[4]	Annual Board Committee Retainer (and/or Chairman Retainer)
Dov Ofer	$200,000[5]	$—
S. Scott Crump	$60,000	$—
Aris Kekedjian	$60,000	$10,000[6]
John J. McEleney	$60,000	$30,000[7]
David Reis	$60,000	$10,000[8]
Michael Schoellhorn	$60,000	$—
Yair Seroussi	$60,000	$20,000[9]
Adina Shorr	$60,000	$10,000[10]

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
4 The amounts reflected in the “Annual Fee/Salary” column do not include additional annual retainer amounts payable to each director who serves (including as chairman) on a committee of our board of directors, which additional amounts are reflected in the “Annual Board Committee Retainer (and/or Chairman Retainer)” column.
5 Mr. Ofer’s compensation as our Chairman of the Board was approved by our shareholders at our 2020 annual general meeting of shareholders in November 2020.
6 Constitutes the $10,000 annual retainer for serving on the audit committee.
7 Constitutes of the $20,000 annual retainer for serving as chairman of the compensation committee, plus a $10,000 annual retainer for serving on the audit committee.
8 Constitutes the $10,000 annual retainer for serving on the compensation committee.
9 Constitutes the $20,000 annual retainer for serving as chairman of the audit committee.
10 Constitutes the $10,000 annual retainer for serving on the compensation committee.

Other Terms: The other terms of the RSUs/ options to purchase ordinary shares granted annually to our non-employee directors shall be in accordance with our then- effective equity incentive plan (currently, our 2022 Share Incentive Plan (defined below)). For a description of the terms of our stock option and share incentive plans, see “Share Ownership - Stock Option and Share Incentive Plans” in Item 6.E below.

Office Holder Compensation
The table below outlines the compensation granted to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2023, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”
For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive[11]
Name and Principal Position[12]	Base Salary	Variable Compensation[13]	Benefit and Perquisites [14]	Total Compensation, Excluding Equity-Based Compensation	Equity-Based Compensation[15]	Total
Yoav Zeif, CEO	$569,600	$398,720	$252,905	$1,221,224	$1,909,004	$3,130,228
Richard Garrity, Chief Industrial Business Unit Officer	$344,126	153,336	34,088	531,549	657,690	$1,189,239
Yossi Azarzar, COO	292,937	102,528	84,750	480,215	662,168	$1,142,384
Christian Alvarez, CRO	$450,000	$300,207	$58,481	$808,689	$244,183	$1,052,872
Eitan Zamir, CFO	282,092	108,234	117,140	507,466	501,647	$1,009,113

Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set annually by our Chief Executive Officer and approved by our compensation committee and our board of directors, in that order. These same corporate bodies also set the bonus targets for our Chief Executive Officer. In accordance with a December 2012 amendment to the Companies Law, we have adopted a compensation policy that governs the compensation of our directors and senior management and which has been approved (both initially, and then in updated form) by (i) the compensation committee of our board, (ii) the board of directors and (iii) our shareholders (most recently, at our November 2021 annual general meeting of shareholders) (in that order). Please see “Compensation Policy and Committee” in Item 6.C (“Board Practices”) below for further information.

11 All amounts reported in the table are in terms of cost to the Company in U.S. dollars, as recorded in our financial statements.
12 All current executive officers listed in the table are full-time employees or consultants of our company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2023.
13 Amounts reported in this column refer to commission, incentive and the maximum contractual bonus payments potentially payable for 2023.
14 Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, house or house allowance, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments, sign-up and relocation bonus and other benefits and perquisites consistent with our guidelines.
15 Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2023 with respect to equity-based compensation. Equity-based compensation is determined based on the awards’ fair value on their grant date. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements, which are included in Item 18 of this annual report.

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
As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors is elected annually, at our annual general meeting of shareholders. The vote required for the election of each director is a majority of the voting power represented at the meeting and voting on the election proposal. Following our 2023 annual general meeting of shareholders that took place in August 2023, as well as an appointment and resignation of board members in November 2023, the current members of our board consist of the Chairman— Dov Ofer, S. Scott Crump, Aris Kekedjian, John J. McEleney (Chairman of the Compensation Committee), David Reis, Michael Schoellhorn, Yair Seroussi (Chairman of the Audit Committee) and Adina Shorr. For more information, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below.
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
The members of our audit committee consist of Aris Kekedjian, John McEleney and Yair Seroussi. Mr. Seroussi serves as chairman of the committee. Our board of directors has determined that each of Messrs. Kekedjian, McEleney and Seroussi meets the independence requirements set forth in the Listing Rules of the Nasdaq Stock Market and in Rule 10A-3 under the Exchange Act.
Our board of directors has determined that Mr. Seroussi qualifies as an audit committee financial expert, as defined under Item 16A of the SEC’s Form 20-F, and has the requisite financial sophistication set forth in the Nasdaq rules and regulations.
Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and the Listing Rules of the Nasdaq Stock Market, as well as the requirements for such committee under the Companies Law, including the following responsibilities:
•oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;
•recommending the engagement or termination of the person filling the office of our internal auditor; and
•recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.
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
The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of our office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy also relates to certain factors, including advancement of our objectives, our business and our long-term strategy, and creation of appropriate incentives for executives. It also considers, among other things, our risk management, size and the nature of our operations. The compensation policy furthermore considers the following additional factors:
•the knowledge, skills, expertise and accomplishments of the relevant director or executive;
•the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;
•the relationship between the terms offered and the average compensation of the other employees of our company, including those (if any) employed through manpower companies;
•the impact of disparities in salary upon work relationships in our company;
•the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and
•as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, our company’s performance during that period of service, the person’s contribution towards our company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving our company.

The compensation policy also includes the following principles:
•the link between variable compensation and long-term performance and measurable criteria;
•the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;
•the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in our financial statements; and
•the minimum holding or vesting period for variable, equity-based compensation.
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
Under the December 2012 amendment to the Companies Law, our compensation committee is responsible for recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and is charged with duties related to the compensation policy and to the compensation of our office holders as well as functions related to approval of the terms of engagement of office holders, including:
•recommending whether our compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of the continuation of an existing compensation policy for a company such as ours must in any case occur every three years);
•recommending to our board periodic updates to the compensation policy;
•assessing implementation of the compensation policy; and
•determining whether the compensation terms of the chief executive officer of our company need not be brought to approval of the shareholders (under special circumstances).
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
We initially appointed our compensation committee in mid-2013. The committee currently consists of John McEleney, David Reis and Adina Shorr. Mr. McEleney serves as chairman of the committee. Our board of directors has determined that each of Mr. McEleney, Mr. Reis and Ms. Shorr meets the independence requirements set forth in the Listing Rules of the Nasdaq Stock Market and in Rule 10C-1 under the Exchange Act.
Our board of directors has adopted a compensation committee charter that sets forth the responsibilities of the compensation committee consistent with the rules of the SEC and the Listing Rules of the Nasdaq Stock Market, as well as the requirements for such committee under the Companies Law, including the following responsibilities:

•review and approval of the compensation of our Chief Executive Officer and each of our other executive officers;
•approval of transactions involving office holders’ compensation (including non-employee director compensation) pursuant to Sections 272, 273, and 275 of the Companies Law;
•review, revision and approval of our compensation policy, and review, approval and oversight of the implementation of our compensation policies, incentive-based compensation plans and equity-based compensation plans; and
•review and recommendation, to the entire board of directors, of our management succession planning.
Nominating Committee
Our board of directors does not currently have a nominating committee, as director nominations are made in accordance with the terms of our articles, as described in “- Board of Directors” above. We rely upon the exemption available to foreign private issuers under the Listing Rules of the Nasdaq Stock Market from the Nasdaq listing requirements related to independent director oversight of nominations to our board of directors and the adoption of a formal written charter or board resolution addressing the nominations process. Also see Item 16.G “Corporate Governance” below.

Internal Auditor
Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor recommended by the audit committee and nominated by the board of directors. An internal auditor may not be:
•a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;
•a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;
•an office holder (including a director) of the company (or a relative thereof); or
•a member of the company’s independent accounting firm, or anyone on his or her behalf.
The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. Hila Barr-Hoisman, of Deloitte Israel & Co., has served as our internal auditor since May 2023.

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
An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company. The duty of care includes a duty to use reasonable means to obtain:

•information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and
•all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:
•refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;
•refrain from any activity that is competitive with the company;
•refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and
•disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

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
•a disinterested majority; or
•the votes of shareholders who have no personal interest in the transaction and who are present and voting, in person, by proxy or by voting deed at the meeting, and who vote against the transaction may not represent more than two percent (2%) of the voting rights of the company.
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

Shareholder Duties
Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and at class shareholder meetings with respect to the following matters:
•an amendment to the company’s articles of association;
•an increase of the company’s authorized share capital;
•a merger; or
•the approval of related party transactions and acts of office holders that require shareholder approval.
•In addition, a shareholder also has a general duty to refrain from discriminating against other shareholders.

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
Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:
•financial liability incurred by or imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the above mentioned foreseen events and amount or criteria;
•reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and
•reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:
•a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;
•a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and
•a financial liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•a breach of fiduciary duty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•an act or omission committed with intent to derive illegal personal benefit; or
•a fine or forfeit levied against the office holder.
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
i.an aggregate maximum D&O insurance coverage level of $160 million comprised of up to $100 million of ABC (general) D&O insurance coverage and up to $60 million of Side A coverage, and
ii.the payment of premiums and deductibles under each of the Company’s D&O insurance policies (including D&O run-off and public offering insurance) that are consistent with market terms, and that are not material to our company.
. In addition, we have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by Israeli law.
Directors’ Service Contracts
We are not presently party to any service contracts with any of our directors that provide for benefits upon termination of employment or other service.
D.    Employees
The number of our full-time equivalent employees, and the distribution of employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2023, 2022 and 2021 are set forth in the two tables below.

Region	2023		2022	2021
Americas*	926		1,098	1,148
Israel	537		531	477
Europe	371		302	269
Asia Pacific	146		131	145
Total	1,980	1,980	2,062	2,039

	Number of full-time equivalent employees
Division	2023		2022	2021
Operations and support	607		620	689
Research and development	393		360	358
Customer service	281		241	264
Sales and marketing	353		495	353
General and administrative	346		346	375
Total	1,980		2,062	2,039
* Includes employees in Latin America.
During the years covered by the above tables, we did not employ a significant number of temporary employees.
The size of our workforce decreased slightly in 2023 compared to 2022. The main reason for the decrease was the divestiture of part of our SDM division. The number of our operations and support employees decreased as a result of that divestiture, whereas our research and development, and customer service staff increased slightly, mainly due to the acquisition of two companies. Geographically, the distribution of our employees in 2023 continued the trend of the previous two years in partly shifting from the Americas (due to the divestiture of part of SDM) towards Israel and Europe, which increased mainly due to our acquisitions and due to our hiring in the United Kingdom, Italy, and towards Asia Pacific, mainly due to our acquisition of Covestro and our hiring of software personnel in India.
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
While our Israeli employees, and the vast majority of all of our employees globally are not, party to a collective bargaining agreement, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israel Ministry of Labor. These provisions primarily concern the length of the workday, commuting expenses, convalescence pay, and pension fund benefits for all employees. We generally provide our employees with benefits and working conditions beyond the required minimums.
We have never experienced any employment-related work stoppages. We believe that our relationship with our employees is good.
The employees of our subsidiaries are subject to local labor laws and regulations that vary from country to country.

E.    Share Ownership.
The following table lists, as of February 14, 2024, the number of our ordinary shares owned, and stock options and restricted share units (RSUs) held, by each of the directors and members of our senior management:

	Shares of Stratasys[1]		Stratasys stock options and RSUs[2]
			Number held[3]
Name	Number of shares beneficially owned[4]	Percent of outstanding shares beneficially owned[5]	Already vested or vesting within 60 days	Not vesting within 60 days	Exercise price per Share (for options)	Expiration Date (for options)
Dov Ofer	127,968[6]	*	10,000	—	$23.41	July 18, 2027
Chairman of the Board			10,000	—	$21.82	September 13, 2028
			37,500	—	$22.28	April 10, 2028
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			11,326	—	$6.18	December 26, 2032
			4,553	2,276	$10.25	August 8, 2033
			3,208	1,604	$—	August 8, 2033
S. Scott Crump	500,633[7]	*	100,000	—	$19.96	April 6, 2027
Director			4,745	—	$25.03	November 23, 2031
			7,370	—	$9.50	September 15, 2032
			2277	4552	$10.25	August 8, 2033
			1,604	3,208	$—	August 8, 2033
John J. McEleney	73,660[8]	*	10,000	—	$21.44	June 4, 2026
Director			10,000	—	$23.41	July 18, 2027
			10,000	—	$19.59	September 13, 2028
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			7,370	—	$9.50	September 15, 2032
			2,277	4,552	$10.25	August 8, 2033
			1,604	3,208	$—	August 8, 2033
Aris Kekedjian	6,085	*	4,061	8,118	$5.75	November 16, 2033
Director			2,024	4,049	$—	November 16, 2033
David Reis	98,938[9]	*	37,500	—	$22.28	October 4, 2028
Director			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			11,326	—	$6.18	December 26, 2032
			5,122	1,707	$10.25	August 8, 2033
			3,609	3,609	$—	August 8, 2033
Michael Schoellhorn	33,660[10]	*	10,000	—	$19.61	November 30, 2030
Director			4,745	—	$25.03	November 23, 2031
			7,370	—	$9.50	September 15, 2032
			2,277	4,552	$10.25	August 8, 2033
			1604	3208	$—	August 8, 2033
Yair Seroussi	68,554[11]	*	10,000	—	$23.41	July 18, 2027
Director			10,000	—	$21.82	September 13, 2028
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			11,326	—	$6.18	December 26, 2032
			1,139	5,690	$10.25	August 8, 2033
			3,208	4,010	$—	August 8, 2033
Adina Shorr	94,468[12]	*	10,000	—	$22.47	October 13, 2028
Director			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			11,326	—	$6.18	December 26, 2032
			2807	2005	$—	August 8, 2033
			3,984	2,845	$10.25	August 8, 2033
Yoav Zeif	119,279[13]	*	—	150,000	$16.41	February 18, 2030
Chief Executive Officer			—	150,000	$16.41	February 18, 2030
			53,541	20,988	$—	0
			31,478	4,707	$—	0
				16,632	$—	February 22, 2032
			14,553	18,711	$—	February 22, 2032
				18,333		March 1, 2033
			9,167	27,500		March 1, 2033
				18,333		December 21, 2033
				36,667		December 21, 2033
Eitan Zamir	*[14]	*
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

2022 Share Inactive Plan
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
Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to employees of the Company and any of its designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year, and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of
Section 424(f) of the Internal Revenue Code (sometimes referred to as the “Code”) of the Company that has been designated by our Board or the compensation committee as eligible to participate in the plan (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or non- corporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the United States, as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Further to that allowance, we have filed an application with the Israeli Tax Authority for favorable treatment under Section 102 of the Israeli Tax Ordinance for shares purchased under the ESPP by employees who are Israeli residents. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

General Terms of Participation.
•Offering Periods. The ESPP allows eligible employees to purchase ordinary shares during certain offering periods, which may extend to up to 27 months. Our Board has approved an initial offering period of six months. Each offering period may be comprised of multiple purchase periods, all as may be determined by the compensation committee. The terms and conditions applicable to each offering period shall be set forth in an “Offering Document” adopted by the compensation committee, containing such terms and conditions as the compensation committee deems appropriate. The provisions of separate offerings or offering periods under the ESPP need not be identical.
•Method of Participation. Shares will be purchased under the ESPP on the last day of each purchase period, each a purchase date, using accumulated payroll deductions, unless the compensation committee provides otherwise with respect to the employees of a designated subsidiary in a manner consistent with Section 423 of the Code. In order to participate in the ESPP, an eligible employee must complete and submit to the administrator of the ESPP a payroll deduction and participant authorization form in accordance with procedures and prior to the deadlines prescribed by the administrator of the ESPP. Participation will be effective as of the first day of an offering period.
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
•Grant and Exercise of Purchase Rights. On the first day of each offering period, each participant automatically will be granted a right to purchase ordinary shares on the last day of each purchase period, subject to the limitations set forth in the ESPP. On the last day of each purchase period, the payroll deductions accumulated by each participant during such purchase period will be applied automatically to the purchase of ordinary shares at the purchase price in effect for that purchase period. However, no participant may, on any purchase date, purchase more than such number of ordinary shares as the compensation committee may prescribe. In addition, no participant will be granted a purchase right under the Section 423 Component that would permit the participant’s right to purchase ordinary shares to accrue at a rate that exceeds $25,000 in fair market value for each calendar year, determined in accordance with Section 423 of the Internal Revenue Code.
•Purchase Price. The purchase price per share of our ordinary shares applicable to purchases during each purchase period under the ESPP will be eighty-five percent (85%) (or such greater percentage as the compensation committee may designate) of the lower of (i) the fair market value per share of our ordinary shares on the first day of the offering period or (ii) the fair market value per share of our ordinary shares on the last date of the purchase period.
•Termination of Purchase Rights. Upon the termination of a participant’s employment with the Company or a designated subsidiary, or in the event the participant otherwise ceases to qualify as an eligible employee, any purchase right then held by the participant will be canceled. Payroll deductions accumulated by the participant during the offering period in which such purchase right terminates will be returned to the participant (or his or her designated beneficiary or legal representative), without interest, as soon as practicable thereafter, and the participant will have no further rights under the ESPP.
•Shareholder Rights. No participant will have any shareholder rights with respect to the ordinary shares covered by his or her purchase right until the shares are actually purchased on the participant’s behalf. No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.
•Transferability. Purchase rights granted to participants under the ESPP are not assignable or transferable, other than by will, or the applicable laws of descent and distribution, and may be exercised only by the participant during his or her lifetime.
•Amendment and Termination of the ESPP. Our Board has the right to amend the ESPP to any extent and in any manner it may deem advisable, provided approval of the Company’s shareholders shall be required to amend the ESPP to increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the ESPP (other than a permitted adjustments with respect to changes in the Company’s capitalization) or to change the corporations or classes of corporations whose employees may be granted rights under the ESPP.
Our Board also has the right at any time to terminate the ESPP. In connection with such a termination or suspension, each participant’s accumulated payroll deductions will be returned to the participant without interest, or the offering period may be shortened so that the purchase of shares occurs prior to the termination of the ESPP.
•Sub-Plans. The compensation committee may adopt sub-plans applicable to particular designated subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of the ESPP, other than with respect to the number of shares available for issuance under the ESPP, but unless otherwise superseded by the terms of such sub-plan, the provisions of the ESPP shall govern the operation of such sub-plan.
•Effective Date and Term. The ESPP became effective in November 2021, upon approval by our 2021 annual general meeting of shareholders. No purchase rights will be granted under the ESPP after the earliest to occur of the date on which all shares available for issuance under the ESPP have been issued or the termination of the ESPP by our company.
•Corporate Transactions. In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets, or a dissolution or liquidation of the Company, the compensation committee may, in its discretion, provide that each outstanding purchase right will be assumed or substituted for a right granted by the acquirer or successor corporation or by a parent or subsidiary of such entity, will be cashed out, will be cancelled with accumulated payroll deductions returned to each participant, or that the offering period will end before the date of the proposed sale, merger or similar transaction.
•New Plan Benefits. Benefits and purchases of ordinary shares under the ESPP depend on elections made by employees and the fair market value of our ordinary shares on dates in the future. As a result, it is not possible to determine the benefits that will be received by executive officers and other employees in the future under the ESPP. As described above, no employee may purchase shares under the Section 423 Component at a rate that exceeds $25,000 in fair market value in any calendar year.
The following table presents certain share data information for the above-described share incentive and employee share purchase plans as at December 31, 2023:

Plan	Total Ordinary Shares Reserved for Grant/Purchase	Aggregate Number of Awards Granted/Purchased out of Reserved, Net of Cancellations	Shares Available for Future Grants/Purchases	Aggregate Number of Awards/Shares Outstanding	Weighted Average Exercise Price of Outstanding Options
2012 Plan	10,000,000	8,534,204	1,465,796	2,684,167	$27.62
2022 Plan	1,296,494	2,244,187	(947,693)	2,025,451	$13.46
Employee Share Purchase Plan	5,200,000	812,101	4,387,899	812,101
F. Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.
1 All of our shares (including shares held by directors and members of senior management) have identical voting rights.
2 For a description of our equity incentive plans, please see “Stock Option and Share Incentive Plans” in this Item below. All options and RSUs granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.
3 In accordance with Rule 13d-3 under the Exchange Act, the number of shares and the percentages shown for individual directors and officers include any ordinary shares underlying stock options and RSUs held by any such person that vest within 60 days of February 14, 2024 and that are also reflected in the column titled “Stratasys stock options and RSUs—Number held — Already vested or vesting within 60 days.” Further in keeping with such Rule 13d-3, the computation of percentage ownership is based upon 69,750,397 ordinary shares outstanding at February 14, 2024, plus such number of ordinary shares as such person (but not any other person) had the right to receive upon the exercise or settlement of vested stock options or RSUs (as applicable) within 60 days thereof.
4 Intentionally omitted.
5 Each stock option is exercisable for one ordinary share, and each RSU represents the right to receive one ordinary share.
6 Consists of (i) 26,636 ordinary shares that have been issued to Mr. Ofer following the vesting and settlement of RSUs, (ii) 3,208 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2024, as well as (iii) 98,124 ordinary shares issuable to Mr. Ofer upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2024.
7 Consists of (i) 200,679 ordinary shares held by Mr. Crump,(ii) 176,294 ordinary shares owned of record by Mr. Crump’s wife, (iii) 7,664 ordinary shares that have been issued to Mr. Crump following the vesting and settlement of RSUs, (iv) 114,392 ordinary shares issuable to Mr. Crump upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2024, and (v) 1,604 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2024.
8 Consists of (i) 7,664 ordinary shares that have been issued to Mr. McEleney following the vesting and settlement of RSUs, (ii) 64,392 ordinary shares issuable to Mr. McEleney upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2024, and (iii) 1,604 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2024.
9 Consists of (i) 26,636 ordinary shares that have been issued to Mr. Reis following the vesting and settlement of RSUs, (ii) 68,693 ordinary shares issuable to Mr. Reis upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2024, and (iii) 3,609 ordinary shares underlying RSUs that have vested and may be settled within 60 days of February 14, 2024.
10 Consists of (i) 7,664 ordinary shares that have been issued to Mr. Schoellhorn following the vesting and settlement of RSUs, (ii) 24,392 ordinary shares issuable to Mr. Schoellhorn upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2023, and (iii) 1,604 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2024.
11 Consists of (i) 8,136 ordinary shares that have been issued to Mr. Seroussi following the vesting and settlement of RSUs, and (ii) 57,210 ordinary shares issuable to Mr. Seroussi upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2024, and (iii) 3,208 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2024.
12 Consists of (i) 33,470 ordinary shares held by Ms. Shorr, (ii) 8,136 ordinary shares that have been issued to Ms. Shorr following the vesting and settlement of RSUs, and (iii) 50,055 ordinary shares issuable to Ms. Shorr upon the exercise of options granted to her that have vested or will vest within 60 days of February 14, 2024, and (iv) 2,807 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2024.
13 Consists of (i) 7,766 ordinary shares held by Mr. Zeif, and (ii) 108,739 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2024, and (iii) 2,774 ordinary shares purchases as part of ESPP plan.
14 Because Mr. Zamir beneficially owns less than 1% of our outstanding ordinary shares and his beneficial ownership has not previously been disclosed to our shareholders or otherwise made public, it is being omitted from this annual report pursuant to an allowance provided by the SEC’s Form 20-F.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A. Major Shareholders

Ownership by Major Shareholders
The following table presents the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our major shareholders), based on the most recent beneficial ownership reports filed with the SEC by such persons on or before February 14, 2024. The data presented is based on information provided to us, or disclosed in public filings with the SEC, by the major shareholders.
Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. To the extent applicable, the table below also includes as beneficially owned by any major shareholder shares underlying options, warrants or other convertible securities that are exercisable or convertible within 60 days after February 14, 2024. Shares issuable upon the exercise or conversion of such convertible securities are deemed to be outstanding for the purpose of computing the ownership percentage of the person, entity or group holding such securities, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person, entity or group. The ownership percentages reflected below are based on 69,750,397 ordinary shares outstanding as of February 14, 2024.
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

Beneficial Owner	Ordinary Shares	Percentage Ownership
Nano Dimension Ltd.	9,695,115[1]	13.9%
Rubric Capital Management LP	4,250,000[2]	6.1%
Neuberger Berman Group LLC	3,877,966[3]	5.6%
Phoenix Holdings Ltd.	3,640,906[4]	5.2%
The Goldman Sachs Group, Inc.	3,567,795[5]	5.1%
Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi	3,549,961[6]	5.1%
1 Represents shares beneficially owned as of December 23, 2023, as indicated in Amendment No. 12 to the statement of beneficial ownership on Schedule 13D filed by Nano Dimension Ltd. with the SEC on December 26, 2023. As indicated in that statement, Nano Dimension Ltd. possesses sole voting and investment power with respect to 9,695,015 of those ordinary shares beneficially owned by it.
2 Represents shares beneficially owned as of December 31, 2023, as indicated in a statement of beneficial ownership on Schedule 13G filed by Rubric Capital Management LP with the SEC on February 12, 2024. As indicated in that report, Rubric Capital Management LP possesses shared voting and shared dispositive power with respect to all such 4,250,000 ordinary shares. Rubric Capital Management LP serves as investment adviser to certain investment funds and/or accounts that hold the subject ordinary shares. David Rosen serves as Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital Management LP.
3 Represents shares beneficially owned as of December 31, 2023, as indicated in a statement of beneficial ownership on Schedule 13G filed by Neuberger Berman Group LLC (“Neuberger Berman”) on February 12, 2024. As indicated in that report, Neuberger Berman possesses shared voting and shared dispositive power with respect to all 3,877,966 ordinary shares. Neuberger Berman Group LLC and its affiliates may be deemed to be beneficial owners of securities for purposes of Exchange Act Rule 13d-3 because they or certain affiliated persons have shared power to retain, dispose of or vote the securities of unrelated clients. Neuberger Berman Group LLC or its affiliated persons do not, however, have any economic interest in the securities of those clients. The clients have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.
4 Represents shares beneficially owned as of December 31, 2023, as indicated in Amendment No. 3 to the statement of beneficial ownership on Schedule 13G filed by Phoenix Holdings Ltd. on February 12, 2024. As indicated in that report, Phoenix Holdings Ltd possesses shared voting and shared dispositive power with respect to all such 3,640,906 ordinary shares beneficially owned by it. Of such shares, 3,640,806 are held in an Israeli partnership. Ownership rights in that partnership belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement. The remaining 100 ordinary shares are held by The Phoenix Investments House - trust funds.
5 Represents shares beneficially owned as of December 29, 2023, as indicated in a statement of beneficial ownership on Schedule 13G filed by The Goldman Sachs Group, Inc. (“GS Group”) on February 8, 2024. As indicated in that report, the GS Group possesses shared voting and shared dispositive power with respect to 3,561,021 of such ordinary shares beneficially owned by it. The securities being reported on by the GS Group, as a parent holding company, are owned, or may be deemed to be beneficially owned, by Goldman Sachs & Co. LLC (“Goldman Sachs”), a broker or dealer registered under Section 15 of the Act and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Goldman Sachs is a subsidiary of the GS Group.
6 Represents shares beneficially owned as of January 19, 2024, as indicated in a statement of beneficial ownership on Schedule 13D, filed by these shareholders with the SEC on January 26, 2024. As indicated in that statement, Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi share voting and investment power with respect to all ordinary shares beneficially owned by them.

Changes in Percentage Ownership by Major Shareholders
Nano Dimension Ltd. (“Nano”) filed its initial Schedule 13G on July 18, 2022, disclosing an ownership of 8,049,186 ordinary shares, making it one of our major shareholders. Its holdings of our ordinary shares increased during 2023. As of its last amended filing on Schedule 13D, filed on December 26, 2023, Nano owned 9,695,115 ordinary shares, constituting approximately 13.9% of our ordinary shares, making it the largest shareholder of the Company.
As of the end of 2022, a new significant shareholder, Phoenix Holdings Ltd., reported that together with its subsidiaries, it had acquired a 5.9% ownership stake in the Company. During 2023, its percentage ownership of our ordinary shares fell to 5.2%.
During 2021, the ownership of our ordinary shares by our former largest shareholder, ARK Investment Management LLC (“ARK”), decreased from 21.9% to 11.7%. In 2022, that ownership percentage decreased to 2.6%, whereby ARK was no longer a major shareholder.
During 2021, the ownership of our ordinary shares by PRIMECAP Management Company, one of our former major shareholders, decreased from 8.6% to 5.8%. In 2022, its ownership further declined to 4.8%, whereby it was no longer a major shareholder.
In 2021, the ownership of our ordinary shares by Sumitomo Mitsui Trust Holdings, Inc., another one of our former major shareholders, decreased from 7.3% to 6.9%. During 2022, its percentage ownership declined further, to 2.5%, whereby it was no longer a major shareholder.
During 2023, and/or early 2024, several new major shareholders acquired ownership of over 5% of our ordinary shares, including Rubric Capital Management, Neuberger Berman Group LLC, The Goldman Sachs Group, Inc., and Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi.

Record Holders
Based upon a review of the information provided to us by our transfer agent, as of February 14, 2024, there were 74 holders of record of our shares, of which 50 record holders holding approximately 99.99% of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record approximately 99.6% of our outstanding ordinary shares on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

Potential Change in Control Transactions
During 2023, we were involved in, and were the subject of, potential business combination transactions that would have been potentially transformative to the additive manufacturing industry. At the end of the third quarter of 2023, after none of such transactions had been completed (for various reasons), we initiated a whole-scale, comprehensive analysis of our strategic options, which we have been conducting together with our advisors during the fourth quarter of 2023 and the first quarter of 2024. We provide a brief overview of the relevant strategic transactions and processes below.

Terminated Merger Agreement with Desktop Metal
On May 25, 2023, we and Desktop Metal, Inc., (“Desktop Metal”), jointly announced our entry into a merger agreement, whereby our wholly-owned Delaware subsidiary (“Merger Sub”) was to merge with and into Desktop Metal, with Desktop Metal surviving the merger as a wholly-owned subsidiary of ours. At the effective time of the merger, each share of Class A common stock of Desktop Metal issued and outstanding immediately prior to the effective time (other than shares of Class A common stock owned or held by (a) Desktop Metal as treasury stock, (b) a direct or indirect wholly-owned subsidiary of Desktop Metal or (c) Stratasys or Merger Sub) was to be converted automatically into the right to receive 0.123 ordinary shares of Stratasys. On September 28, 2023, we held an extraordinary general meeting of shareholders, at which, among additional proposals, the merger was presented for the approval of our shareholders. As part of the merger proposal, our shareholders were also asked to approve (i) the adoption of amended and restated articles of association for our company effective as of the time of (and contingent on the effectiveness of) the merger, which were to include, among other changes to our existing articles of association, an increase of our authorized share capital, and (ii) the election of a slate of directors consisting of five designees of Stratasys and five designees of Desktop Metal, as well as the combined company’s chief executive officer, as the members of our board of directors effective upon the effective time of the merger.

The merger proposal was not approved by our shareholders at that meeting, and accordingly, pursuant to our rights under the merger agreement, we terminated the merger agreement with Desktop Metal, effective immediately on September 28, 2023. As a result, we were required to, under the merger agreement, and actually did, pay to Desktop Metal a termination fee of $10.0 million.

Uncompleted Tender Offer, Unsuccessful Board Contest and New Proposal of Nano Dimension
On May 25, 2023, following the announcement of our then-prospective merger with Desktop Metal, Nano, a 14.1% shareholder of our company and a company operating in the 3D printing industry, launched a hostile partial tender offer whereby it sought to acquire—including shares already held by it— between 53% and 55% of our outstanding ordinary shares, at a price of $18.00 per share. The tender offer was subject to various conditions and was originally set to expire on June 26, 2023. Over the course of subsequent periods of time, the price offered by Nano in its tender offer was ultimately raised to $25.00 per share, with an accompanying reduction as to the percentage of our shares to be held by it upon consummation of the offer, to between 46% and 51%, and the offer was extended ultimately through July 31, 2023. The offer expired on July 31, 2023 and Nano did not receive enough tendered shares and was therefore unable to complete the purchase of any of our ordinary shares pursuant to the offer.
Nano also requested from our company, pursuant to its rights under the Israeli Companies Law as a 5% or greater shareholder, that we convene an extraordinary shareholder meeting at which a vote would be held on the removal of all of our directors (except for S. Scott Crump) and their replacement with officers of Nano whom it had nominated. After discussions with Nano and related court proceedings, we ultimately brought to a vote at our annual general meeting of shareholders held on August 8, 2023 a contested election of directors, at which our board’s eight nominees and Nano’s seven nominees were subject to election on a nominee-by-nominee basis, with the eight nominees receiving more “FOR” votes than “AGAINST” votes to be deemed elected. Based on that agreed voting format, at the annual meeting, each of our board’s eight nominees, and none of Nano’s seven nominees, were elected. We have also been subject to litigation with Nano in an Israeli district court regarding our shareholder rights plan, Nano’s uncompleted tender offer, and the above-described contested board election. The litigation has not changed the outcome of any of the developments described above.
On December 23, 2023, while in the midst of our board-initiated process for consideration of strategic alternatives (as described under “Initiation of Strategic Alternatives Process” below), we received an unsolicited preliminary proposal from Nano to purchase all of our outstanding ordinary shares that it does not currently own at a price of $16.50 per share in cash. In response to that proposal, we announced on December 26, 2023 that our board would carefully review and consider Nano’s unsolicited preliminary proposal as part of our strategic process.

Offers by 3D Systems to Acquire Stratasys
On May 30, 2023, and then again on June 27, 2023, we received an unsolicited non-binding indicative proposal from 3D Systems Corporation (“3D Systems”) to merge with us. On July 13, 2023, we received an updated proposal from 3D Systems, pursuant to which it would merge with our company and pay as consideration to our shareholders $7.50 in cash and 1.5444 newly issued shares of common stock of 3D Systems per Stratasys ordinary share. Our board initially determined that the 3D Systems proposal of July 13 would reasonably be expected to result in a “Superior Proposal” under our then-effective merger agreement with Desktop Metal and authorized our management to enter into discussions with 3D Systems with respect to the proposal. Following an extensive due diligence process, however, we communicated our concerns regarding the 3D Systems’ proposal to 3D Systems and indicated that the last proposal was not itself a transaction that we would be prepared to enter into. 3D Systems revised its proposal on September 6, 2023, offering $7.00 in cash and 1.6387 newly issued shares of common stock of 3D Systems per Stratasys ordinary share. After consultation with our outside financial and legal advisors, our board of directors unanimously determined that the September 6 proposal continued to significantly undervalue our company and did not constitute a “Superior Proposal” pursuant to the terms of our then-effective merger agreement with Desktop Metal, and our board accordingly terminated discussions with 3D Systems.

Initiation of Strategic Alternatives Process
On September 28, 2023, following the failure of the vote for approval of the merger with Desktop Metal and our consequent termination of the related merger agreement, we announced that we had initiated a comprehensive process to explore strategic alternatives for our company. We noted that we are no longer subject to restrictions under that merger agreement regarding the solicitation of or entry into potential transactions. Our board has been conducting that process together with our advisors during the fourth quarter of 2023 and first quarter of 2024.

B. Related Party Transactions.
Except as described below or elsewhere in this annual report, since January 1, 2023, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.
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

In addition to cash compensation, Mr. Zeif receives annual grants of RSUs. For his initial year of employment, he will receive RSUs that are equal in value to $800,000 (subject to a cap of 55,000 RSUs). In subsequent years, Mr. Zeif will be entitled to grants of RSUs equal in value to $1.2 million or $800,000, depending on whether the average closing Stratasys share price for the 30-day period prior to the grant date is $20 or above, or below $20, respectively, and in the latter case, the number of RSUs to be granted to Mr. Zeif will be capped at 55,000. Two-thirds of the RSUs that are granted for any such year (whether initial or subsequent) will be subject to a four-year vesting schedule (commencing on the one-year anniversary of the relevant grant date, followed by 12 equal quarterly vesting periods thereafter). The vesting of the remaining one- third of the RSUs granted in any such year will be conditioned on the satisfaction of performance-based metrics that will be determined by our board of directors and that will cover not more than four calendar years.
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

Based on the approval of our compensation committee and board of directors in 2023, Mr. Zamir is entitled to certain severance benefits in the event he is terminated without cause, or he resigns for good reason, due to a potential change of control, or within 12 months (for purposes of unvested equity acceleration and leased car payments) or 24 months (for all other cash severance benefits) following an actual change in control, of our company. For purposes of his severance benefits, a change of control includes, among other things: (i) the then-current directors ceasing to constitute a majority of the board where the new directors are not approved by a majority of the then-current board; and (ii) a merger as a result of which pre-merger shareholders of our company own less than 55% of the combined company (that threshold is reduced to 50% if our CEO immediately prior to the merger is the CEO of the combined company immediately after the merger). In such a termination or resignation scenario, Mr. Zamir’s severance benefits would consist of:
•a noncompete payment equal to 12 months of base salary;
•release of all amounts accumulated in pension, manager’s insurance, and/or provident fund;
•prorated annual bonus (assuming criteria achieved at 120%) for year of termination and full annual bonus for prior completed year (assuming criteria achieved at 100%) if not yet paid;
•payment equal to 12 times his monthly leased car allowance; and
•full accelerated vesting of all unvested equity awards (including performance RSUs, which would convert to ordinary RSUs based on the assumption of achievement of performance goals at a level equal to the greater of (i) 100% or (ii) the actual performance level, subject to the occurrence of an actual change in control).
Consistent with our current compensation policy, Mr. Zamir’s benefits due to a change in control would be capped, with respect to the aggregate value of the unvested equity acceleration (measured based on grant date value) and the leased car payment, to the sum of (i) $1 million, plus (ii) his full compensation for six months of employment.

C. Interests of Experts and Counsel.
Not required.
ITEM 8. FINANCIAL INFORMATION.
A. Consolidated Statements and Other Financial Information.
The consolidated financial statements and other financial information for our company required by SEC are included in this annual report beginning on page F-1.

Export Sales
The following table presents total export sales by Stratasys, Ltd for each of the fiscal years indicated (in thousands):

	2023	2022	2021
Total Export Sales*	$228,941	$226,767	$211,899
as a percentage of Total Sales	36.5%	34.8%	34.9%
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
Litigation with Nano Dimension regarding Stratasys’ Rights Plan and Nano Dimension’s tender offer
On April 25, 2023, we were named as a defendant in an action filed by Nano in the Tel-Aviv District Court in which Nano sought declaratory relief declaring that our shareholder rights plan is both illegal and void, and also requested a court order enjoining us and our directors from intervening with, or hindering in any way, a tender offer that Nano at the time intended to launch to acquire our ordinary shares.
On June 8, 2023, in our statement of defense, we rejected all of Nano’s claims, stating, among other things, that there was a substantial change of circumstance since Nano’s action was filed due to Stratasys’ entry into the merger agreement with Desktop Metal on May 25, 2023 and the launch of Nano’s tender offer on May 25, 2023. We argued that our rights plan is legal under Israeli law, and that due to the many flaws and unlawful conditions of Nano’s tender offer and Nano’s conduct and circumstances, our board was obligated to get involved and protect us and our shareholders. We also submitted a counterclaim to the court, seeking an order restraining Nano from completing its tender offer until certain conditions were to be fulfilled.
On July 18, 2023, in the context of an interim procedural decision, the Israeli court took the opportunity to express its preliminary view on the legality of shareholder rights plans for Israeli companies. The court indicated that it is inclined to view rights plans as permissible under Israeli law; that the adoption of a rights plan by a board should be viewed “with suspicion”; and that the board would bear the burden of proving certain matters related to the adoption of such a plan.
After Nano’s tender offer expired on July 31, 2023, the court decided that the litigation should be put on hold. On October 10, 2023, the court issued an order instructing the parties to inform the court whether they consented to the dismissal of the claim and counter-claim, with no order for costs. On November 15, 2023, Nano informed the court that it requested to resume the proceedings. On December 19, 2023, the court issued an order noting that, from the parties’ written submissions, it was appropriate to isolate one question that requires determination: whether, under Israeli law, a company can adopt a ‘poison pill’. The court further noted that Nano should consider either amending its claim or withdrawing it and filing a new one. The court emphasized that no new evidence would be allowed and that should Nano choose to proceed with the current action, the only question to be considered by the court is the validity of the poison pill under Israeli law. Nano is due to file its position by March 17, 2024.
Litigation with Nano Dimension regarding Stratasys board election
In a separate action, on July 13, 2023, Nano filed a motion in an Israeli court requesting that the court order, among other things, that (i) we correct the agenda sent out to our shareholders in advance of our 2023 annual general shareholder meeting scheduled for August 8, 2023, so that the agenda would include Nano’s individual director nominees for our board, and (ii) we issue a new proxy statement and proxy card for the annual general shareholder meeting.
On July 28, 2023, Nano issued a press release in which it announced that it intended to withdraw its nominees for the board, which Nano reiterated in a press release that it issued on August 1, 2023.
On September 26, 2023, at the parties’ request, the court dismissed the proceedings, without prejudice.

Dividend Policy
We have never paid cash dividends on our ordinary shares and do not anticipate that we will pay any cash dividends on our ordinary shares in the foreseeable future.
We intend to retain our earnings to finance the development of our business. Any future dividend policy will be determined by our board of directors based upon conditions then existing, including our earnings, financial condition, tax position and capital requirements, as well as such economic and other conditions as our board of directors may deem relevant. Pursuant to our articles of association, dividends may be declared by our board of directors. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, because we have received certain benefits under Israeli law relating to Approved Enterprises and Beneficiary Enterprises, our payment of dividends (out of tax- exempt income) may subject us to certain Israeli taxes to which we would not otherwise be subject. We are also restricted under our credit agreement with Bank of America from paying dividends. Please see the risk factors captioned “We do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our shareholders may not recognize a return, and could potentially suffer a loss, on their investment in our ordinary shares,” and “Even if we decide to pay dividends on our ordinary shares, we may be restricted from doing so or payment of such dividends may have adverse consequences for our company” in Item 3.D “Risk Factors-Risks related to an investment in our ordinary shares” above.
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
A.Listing Details and C. Market.
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
A.Share Capital.
Not applicable

B.Articles of Association.
The information called for by this Item 10.B of Form 20-F has been provided in Exhibit 2.2 to this annual report. The content of Exhibit 2.2 is incorporated by reference herein.

C.Material Contracts.
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

D.Exchange Controls.
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

E.Taxation.
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

Israeli resident individuals
Capital Gain
As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2023, in addition to excess tax, if any, as described below) unless the benefiting provisions of an applicable treaty applies.
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

Non-Israeli Residents
Capital Gain
Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2017 and 23% since 2018), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is Significant Shareholder at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 50% for an individual in 2023) unless contrary provisions in a relevant tax treaty applies.
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
In addition, a sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, to which we refer as the U.S.-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.- Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year, (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel, (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel, or (v) the capital gains arising from such sale, exchange or disposition is attributed to royalties on copyright or film. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

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

Excess Tax
Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2023, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.
U.S. Federal Income Tax Considerations
Subject to the limitations described in the following paragraphs, the discussion below describes the material U.S. federal income tax consequences to a beneficial owner of our ordinary shares, referred to in this discussion as a U.S. holder that is:
•an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state or the District of Columbia;
•an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

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
This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, to which we refer as the Code, current and proposed Treasury regulations, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:
•are broker dealers or insurance companies;
•have elected mark-to-market accounting;
•are tax-exempt organizations;
•are financial institutions or financial services entities;
•are partnerships or other entities treated as partnerships for U.S. federal income tax purposes or partners thereof or members therein;
•hold ordinary shares as part of a straddle, hedge, conversion or other integrated transaction with other investments;
•own directly, indirectly or by attribution at least 10% of our voting power; or
•have a functional currency that is not the U.S. dollar.
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
Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% or 20%, in case of taxpayers with annual taxable income which exceeds certain thresholds), provided those dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet these requirements, and dividends taxable to corporate U.S. holders, are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (1) if the U.S. holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to the dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, the ordinary share (or substantially identical securities); or (2) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as that term is defined in the Code) for any year, dividends paid on our ordinary shares in that year or in the year following that year would not be qualified dividends. In addition, a non- corporate U.S. holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so, in which case the dividend will be taxed at ordinary income rates. Corporate holders will not be allowed a deduction for dividends received in respect of our ordinary shares.
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
A U.S. holder will be denied a foreign tax credit for Israeli income tax withheld from dividends received on our ordinary shares:
•if the U.S. holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date that is 15 days before the ex-dividend date; or
•to the extent that the U.S. holder is under an obligation to make related payments on substantially similar or related property.
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

If we were a PFIC, and a U.S. holder did not make, as described below, a timely election either to treat us as a qualified electing fund or, if the election is available, to mark our shares to market, any excess distributions we pay to a U.S. holder would be taxed in a special way. Excess distributions are amounts paid on shares in a PFIC in any taxable year that exceed 125% of the average distributions paid on those shares in the shorter of:
•the three previous years; and
•the U.S. holder’s holding period for ordinary shares before the present taxable year.
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

Although we do not believe that we were a PFIC in 2023, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2024 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

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
•the income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country that has an income treaty with the United States, the income is attributable to a U.S. permanent establishment, or, in the case of an individual, a fixed place of business in the United States;
•the non-U.S. holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or
•the non-U.S. holder is subject to tax under the provisions of U.S. tax law applicable to U.S. expatriates.
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

F.Dividends and Paying Agents.
Not applicable.

G.Statement by Experts.
Not applicable.

H.Documents on Display.
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

I.Subsidiary Information.
Not Applicable.

J.Annual Report to Security Holders
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
The majority of our balance sheet exposure relates to foreign currency assets and liabilities in entities which their functional currency is Euro. Our net Euro balance sheet exposure as of December 31, 2023 was approximately $39.3 million.
Our total revenues amounted to $627.6 million in 2023, of which approximately 16.3% were denominated in Euros. During 2023, our Euro-denominated revenues exceeded our Euro-denominated expenses. Conversely, our expenses denominated in shekels are higher than our expected shekel-denominated revenues. For those currencies which do not have a sufficient natural hedge within our operations (such as offsetting revenues and expenses recorded in a given currency, or some other hedge), we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results. In 2023, we entered into hedging transactions to reduce our potential currency exposure related to the U.S. dollar against each of the Euro and the New Israeli Shekel. Our foreign exchange forward contracts in effect as of December 31, 2023 were for the conversion of €72.0 million into USD and $46.2 million into NIS.
The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:

i.A change of 10% in the value of the Euro relative to the U.S. dollar in the year ended December 31, 2023 would have resulted in a change in the U.S. dollar reporting value of our consolidated operating income of $4.7 million for that year, mainly due to revenues earned in Euros.
ii.A change of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2023 would have resulted in a change in the dollar-reported value of our consolidated operating income of $13.0 million, mainly due to shekel-recorded expenses.
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

Interest Rate Risk
Our cash and cash equivalents are held primarily in bank deposits with maturities of less than 90 days, and our short-term bank deposits have maturities of more than 90 days. Both are subject to limited interest rate risk, with an average interest rate of 6.80%. A 10% change in interest rates would not have a material effect on our financial condition or results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
Not Applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
None
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
None
ITEM 15. CONTROLS AND PROCEDURES.
a.Disclosure Controls and Procedures.
We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2023, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2023.

b.Management’s Annual Report on Internal Control Over Financial Reporting.
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making our assessment, our management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2023, our internal control over financial reporting is effective based on those criteria.
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

c.Attestation Report of Registered Public Accounting Firm.
PwC’s attestation report regarding the effectiveness of our internal control over financial reporting is included in “Item 18-Financial Statements” on page F-1 of this annual report, which attestation report is incorporated by reference in this Item 15(c).

d.Changes in Internal Control over Financial Reporting.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.
The following table sets forth, for the years ended December 31, 2023 and 2022, the fees billed to us and our subsidiaries by our principal accountant1.
1 Comprised by fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm (which served as our principal accountant with respect to the years ended December 31, 2023 and 2022).

	Year ended December 31,
	2023	2022
Audit fees[2]	$1,028,700	$843,700
Audit-related[3]	376,000	20,000
Tax fees[4]	133,000	140,000
All other fees[5]	1,800	19,800
Total	$1,539,500	$1,023,500

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

2 Audit fees consist of fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.
3 The audit-related fees for the year ended December 31, 2023 and 2022 were for due diligence related to acquisitions.
4 Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.
5 All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

•Quorum for Shareholder Meetings: As permitted under the Companies Law, under a recent amendment adopted to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, two shareholders, regardless of the voting power associated with their shares), instead of 33 1/3% of the issued share capital required under the Nasdaq Listing Rules.
•Executive Sessions of Independent Directors: Under the Companies Law, our independent directors (as defined under the Nasdaq Listing Rules) do not need to meet regularly in sessions at which only they are present, as is required of U.S. domestic issuers under Nasdaq Listing Rule 5605(b)(2).
•Independent Director Oversight of Nominations: Under Israeli law, there is no requirement to have an independent nominating committee or the independent directors of a company select (or recommend for selection) director nominees, as is required under Nasdaq Listing Rule 5605(e) for a U.S. domestic issuer. Our board of directors (based on the recommendation of the executive committee thereof) handles this process, as is permitted by our amended articles and the Companies Law. We also need not adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as Nasdaq requires for a U.S. issuer.
•Compensation Committee Charter: Under Israeli law, we are not required to adopt, and our company has not adopted, a formal written compensation committee charter for the compensation committee of our board of directors, as is generally require Nasdaq Listing Rules related to the composition, responsibilities and authority of the compensation committee.
•Shareholder Approval: Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from, or in addition to, the requirements for seeking shareholder approval under Nasdaq Listing Rule 5635. See “Item 6. Directors, Senior Management and Employees—C. Board Practices — Fiduciary Duties of Office Holders” in this annual report for a description of the some of the transactions requiring shareholder approval under the Companies Law.

ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION.
Not applicable.

ITEM 16J. INSIDER TRADING POLICIES
Disclosure under this item is not yet required in this annual report.

ITEM 16K. CYBERSECURITY
Risk management and strategy
We maintain a corporate cyber risk management plan that is part of our business continuity strategy. The risk management plan has been in place for the past five years, and is updated annually to align with the latest cybersecurity trends and developments. The cyber risk management plan includes annual goals and activities that address relevant cyber risks that our Management Information Systems (MIS) department detects. The goals are presented and approved by our management annually.

Our strategy for cyber risk management contains seven layers, consisting of:
1.Firewall & Web Security
2.Network Security
3.Data Protection
4.Security Visibility & Awareness
5.Threat Intelligence
6.End Point Security
7.Code security
We maintain processes and procedures to address each layer of the strategy.
Our ISMS (Information Security Management System) is assessed and certified annually based on industry standards and best practice.
As part of the onboarding of every new vendor with whom we work, we conduct supply chain, TPRM (Third Party Risks Management) processes in order to assess potential risks associated with such vendor, in order to ensure that the vendor meets our cybersecurity requirements.
We maintain an Incident Response Policy as well as an Incident Response Team (comprised as described under “Governance” below), which are based upon and which adhere to, respectively, global principles for detecting, assessing, monitoring, and mitigating cyber incidents. The team conducts, periodically, a professional Table Top Exercise (TTX), together with our external advisors, in which we simulate mock real-time cybersecurity incidents that relate to current identified high risks.
We have in place corporate policies and procedures, including rules and protocols that our employees must abide by, and which reflect our approach to cybersecurity.
We work with external consultants as part of our cybersecurity risk management, but mainly for advisory purposes, such as building and executing cybersecurity plans and activities (for example, as advisors for our TTXs), conducting risk surveys and assessing regulatory or other legal risks. We do not, however, outsource processes or other company cybersecurity functions to third party service providers.
We are not aware of any previous cybersecurity incidents that have materially, or were reasonably likely to materially, affect our company (including business strategy, results of operations, or financial condition). As with virtually every other public company, we believe that a potential future material cybersecurity incident could potentially adversely affect our business operations in a material manner, due to the reliance that we place on our Management Information Systems for, among other things: effectively managing our accounting and financial functions, including maintaining our internal controls; managing our manufacturing and supply chain processes; and maintaining our research and development data. The failure of our management information systems to perform properly could disrupt our business and product development, which may result in decreased sales, increased overhead costs, excess or obsolete inventory, and product shortages, causing our business and operating results to suffer. Please see “Item 3.D. Risk Factors—Risks related to our business and financial condition— We rely on our management information systems…”
Governance
As part of our corporate cyber risk management plan, we prioritize the identification and management of cybersecurity risk at several levels, including board oversight and heavy involvement of our management on an ongoing basis. Our board of directors as a whole (rather than any committee or subcommittee of the board) is responsible for the oversight of risks from cybersecurity threats. The board conducts an annual security board meeting, in which our chief information officer (CIO) and chief information security officer (CISO) provide the members of the board cybersecurity updates including risks and threats, and define relevant actions for the year to come.
Cybersecurity related activities are primarily handled at our company by an internal Management Information Systems department that is managed by an experienced CIO, and which includes a CISO and a designated “Global Information Security and IT Compliance” team, comprised of security analysts and engineers. The team’s aspect-oriented programming (AOP) that addresses the relevant cyber risks that we detect, as well as our annual cybersecurity plan, are presented to, and approved by, our senior management team.
Our CISO, who has been a chief information security officer for seven years, holds an information security certification from the “See Security Academy”, a leading educational institute for cybersecurity professionals, and is also a Certified Ethical Hacker (C|EH) accredited by the EC-Council, widely regarded as the industry’s most robust, hands-on cybersecurity program. Our CISO has 15 years of experience in Information Systems and Technology, including ten years dedicated to Information Security, Incident Response, Cybersecurity, and Forensics.
Throughout the year, our management members interact in managing our cybersecurity risks, including via the following management processes:
a.The CIO reports on Management Information Systems operations including cybersecurity elements to our senior management team on a quarterly basis.
b.The CIO updates our chief operating officer (COO) as to the status of relevant cybersecurity projects and/or incidents on a weekly basis.
c.The CISO & CIO discuss the status of cybersecurity projects and/or incidents on a weekly basis.
We furthermore maintain an Incident Response Team (IRT), which is comprised of, among others, the CIO, CISO, chief legal officer (CLO) and representatives of the COO, the chief financial officer (CFO) and the Communications department. The IRT convenes on an as-needed basis following the suspected occurrence of a cybersecurity incident. The IRT is accompanied by outside legal counsel(s) that are familiar with the company and its IRT and are professionally equipped to provide real-time guidance and advice as may be required.
Our Management Information Systems maintains an “Online Service Desk” through which all cyber-related issues, including potential cybersecurity incidents, can be reported. Following initial review, the CIO, in consultation with our internal legal department, escalates a reported issue to the IRT, which then assembles to address the incident.
The IRT reports to our chief executive officer and/or board of directors on case-by-case basis, taking into consideration the specific incident factors and the degree of materiality of the incident.

PART III
ITEM 17. FINANCIAL STATEMENTS.
We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

STRATASYS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023

Report of Independent Registered Public Accounting Firm
To the board of directors and shareholders of Stratasys Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Stratasys Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill Impairment Assessment – Stratasys-Core reporting unit

As described in Note 8 to the consolidated financial statements, the Company’s goodwill balance in respect of the Stratasys-Core reporting unit is $100 million as of December 31, 2023. Management conducts an impairment test in the fourth quarter of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections for the Stratasys-Core reporting unit includes significant judgments and assumptions relating to the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate.

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

Purchase Price Allocation ("PPA") – Covestro Acquisition

As described in Note 2 to the consolidated financial statements, on April 3, 2023, the Company completed the acquisition of the additive manufacturing materials business of Covestro AG ("Covestro") for a total consideration of $61 million. This resulted in $21.9 million of intangible assets being recorded in respect of customer relationship, technology and trade name. Fair value is estimated by management using a multi-period excess earnings method for customer relationships and a relief from royalty method for technology and tradename. Management’s cash flow projections for the intangible assets acquired included significant judgments and assumptions relating to revenue growth rates, customer attrition rates, and discount rates for customer relationships and revenue growth rates, royalty rates, and discount rates for technology and tradename.

The principal considerations for our determination that performing procedures relating to the PPA including the valuation of the intangible assets acquired in the acquisition of Covestro is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to the fair value measurement of intangible assets acquired due to the significant judgment by management when developing the estimate; (ii) significant audit effort was required in evaluating the significant assumptions relating to the estimate, such as revenue growth rates , customer attrition rates and discount rates for customer relationships and revenue growth rates, royalty rates, and discount rates for technology and tradename; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the intangible assets and controls over development of the assumptions related to the PPA including the valuation of the intangible assets. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management’s process for estimating the fair value of the customer relationships, technology and tradename acquired; (iii) evaluating the appropriateness of the multi-period excess earnings and relief from royalty methods used by management; (iv) testing the completeness and accuracy of the underlying data used in the multi-period excess earnings and relief from royalty methods; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates and discount rates for customer relationships and revenue growth rates, royalty rates, and discount rates for technology and tradename. Evaluating management’s assumptions related to revenue growth rates for customer relationships, technology and tradename involved considering (i) the current and past performance of the Covestro business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the multi-period excess earnings and relief from royalty methods and (ii) the reasonableness of the discount rate assumption for customer relationships and the royalty rate and discount rate assumptions for technology and tradename.

Impairment Evaluation for Equity Method Investment in Ultimaker

As described in Note 2 to the consolidated financial statements, the Company equity method investment in Ultimaker balance was $67.8 million as of December 31, 2023 after recording an impairment charge of $13.9 million. The carrying value of this equity method investment is evaluated for impairment when indicators of a loss in value below the carrying value exist, including, a lack of sustained earnings or a deterioration of market conditions, among others. The Company records an impairment charge, when the determined fair value is lower than carrying value, and such reduction in fair value is considered other-than-temporary. .Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections for the equity investment includes significant judgments and assumptions relating to the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the equity method investment is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the equity method investment; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment assessment, including controls over the valuation of the equity method investment. These procedures also included, among others, testing management's process for developing the fair value estimate of the equity method investment, evaluating the appropriateness of the discounted cash flow model, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the significant assumptions used by management, including the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate. Evaluating management's assumptions related to cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the equity method investment, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited
Tel-Aviv, Israel
March 11, 2024
We have served as the Company’s auditor since 2012.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in thousands, except per share data)

December 31,	2023	2022

ASSETS

Current assets
Cash and cash equivalents	$82,585	$150,470
Short-term bank Deposits	80,000	177,367
Accounts receivable, net of allowance for credit losses of $1,449 and $861 as of December 31, 2023 and December 31, 2022, respectively	172,009	144,739
Inventories	192,976	194,054
Prepaid expenses	7,929	5,767
Other current assets	24,596	27,823

Total current assets	560,095	700,220
Non-current assets
Property, plant and equipment, net	197,552	195,063
Goodwill	100,051	64,953
Other intangible assets, net	127,781	121,402
Operating lease right-of-use assets	18,895	18,122
Long-term investments	115,083	141,610
Other non-current assets	14,448	18,420

Total non-current assets	573,810	559,570

Total assets	$1,133,905	$1,259,790

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$46,785	$72,921
Accrued expenses and other current liabilities	36,656	45,912
Accrued compensation and related benefits	33,877	34,432
Deferred revenues- short-term	52,610	50,220
Operating lease liabilities - short-term	6,498	7,169

Total current liabilities	176,426	210,654

Non-current liabilities
Deferred revenues - long-term	23,655	25,214
Deferred income taxes	723	5,638
Operating lease liabilities - long-term	12,162	10,670
Contingent consideration	11,900	23,707
Other non-current liabilities	24,200	24,475

Total non-current liabilities	72,640	89,704

Total liabilities	$249,066	$300,358

Commitments and contingencies (see note 11)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 69,656 shares and 67,086 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	$195	$187
Additional paid-in capital	3,091,649	3,048,915
Accumulated other comprehensive loss	(7,079)	(12,818)
Accumulated deficit	(2,199,926)	(2,076,852)

Total equity	884,839	959,432

Total liabilities and equity	$1,133,905	$1,259,790
The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share data)

Years Ended December 31,	2023	2022	2021

Revenues
Products	$433,741	$452,124	$417,557
Services	193,857	199,359	189,662
	627,598	651,483	607,219
Cost of revenues
Products	226,510	234,601	210,941
Services	134,064	140,415	136,200
	360,574	375,016	347,141

Gross profit	267,024	276,467	260,078

Operating expenses
Research and development, net	94,425	92,876	88,303
Selling, general and administrative	260,179	240,750	250,937
	354,604	333,626	339,240

Operating loss	(87,580)	(57,159)	(79,162)

Gain from deconsolidation of subsidiary	—	39,136	—
Gain from step acquisition	—	—	14,400
Financial income (expense), net	2,993	229	(2,075)

Loss before income taxes	(84,587)	(17,794)	(66,837)

Income tax expenses (benefit)	5,782	5,454	(3,906)
Share in profit (losses) of associated companies	(32,705)	(5,726)	949

Net loss	$(123,074)	$(28,974)	$(61,982)

Net loss attributable to Stratasys Ltd.	$(123,074)	$(28,974)	$(61,982)

Net loss per ordinary share attributable to Stratasys Ltd. - basic and diluted	$(1.79)	$(0.44)	$(0.98)

Weighted average ordinary shares outstanding - basic and diluted	68,666	66,491	63,471

Comprehensive loss
Net loss	(123,074)	(28,974)	(61,982)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	3,650	(2,175)	(3,170)

Unrealized gains (losses) on derivatives designated as cash flow hedges	2,089	(1,872)	3,245
Other comprehensive income (loss), net of tax	5,739	(4,047)	75
Comprehensive loss	(117,335)	(33,021)	(61,907)
Comprehensive loss attributable to Stratasys Ltd.	$(117,335)	$(33,021)	$(61,907)

The accompanying notes are an integral part of those consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
(in thousands)

Years Ended December 31, 2023, 2022, and 2021	Ordinary Shares
	Number of shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balances, January 1, 2021	56,617	155	2,753,955	(1,985,896)	(8,846)	759,368
Issuance of shares in connection with stock-based compensation plans	1,129	3	8,052	—	—	8,055
Stock-based compensation	—	—	30,977	—	—	30,977
Public offering of ordinary shares, net	7,931	24	218,826	—	—	218,850
Other items	—	—	444	—	—	444
Reduction of redeemable non-controlling interest	—	—	227	—	—	227
Comprehensive income (loss)	—	—	—	(61,982)	75	(61,907)
Balance as of December 31, 2021	65,677	182	3,012,481	(2,047,878)	(8,771)	956,014
Issuance of shares in connection with stock-based compensation plans	1,159	4	262	—	—	266
Issuance of Common stock under employee stock purchase plan	250	1	2,978	—	—	2,979
Stock-based compensation	—	—	33,461	—	—	33,461
Other	—	—	(267)	—	—	(267)
Comprehensive loss	—	—	—	(28,974)	(4,047)	(33,021)
Balance as of December 31, 2022	67,086	187	3,048,915	(2,076,852)	(12,818)	959,432
Issuance of shares in connection with stock-based compensation plans	1,690	5	6	—	—	11
Issuance of Common stock under employee stock purchase plans	562	2	5,913	—	—	5,915
Issuance of shares as part of the Covestro acquisition	318	1	5,201	—	—	5,202
Stock-based compensation	—	—	31,614	—	—	31,614
Comprehensive income (loss)	—	—	—	(123,074)	5,739	(117,335)
Balance as of December 31, 2023	69,656	195	3,091,649	(2,199,926)	(7,079)	884,839
The accompanying notes are an integral part of those consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Cash Flows
(in thousands)

Years ended December 31,	2023	2022	2021
Cash flows from operating activities
Net loss	$(123,074)	$(28,974)	$(61,982)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Impairment of other long-lived assets	4,443	3,865	1,447
Depreciation and amortization	48,973	59,769	56,096
Stock-based compensation	31,614	33,461	30,977
Foreign currency transaction loss (gain)	636	9,090	3,446
Gain from step acquisition	—	—	(14,400)
Gain from deconsolidation of subsidiary	—	(39,136)	—
Share in net losses (profits) of associated companies	32,705	5,726	(949)
Revaluation of investments	5,665	3,778	(1,301)
Revaluation of contingent consideration	(21,408)	(15,805)	—
Deferred income taxes, net and uncertain tax positions	(1,764)	926	(12,380)
Other non-cash items, net	1,089	(2,778)	2,914

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	(25,653)	(28,877)	(25,003)
Inventories	4,571	(87,337)	(53)
Other current assets and prepaid expenses	1,553	5,758	(14,976)
Other non-current assets	11,047	4,472	10,460
Accounts payable	(27,445)	19,614	28,492
Other current liabilities	4,228	(17,707)	38,952
Deferred revenues	408	6,577	8,872
Other non-current liabilities	(9,233)	(7,827)	(14,788)
Net cash provided by (used in) operating activities	$(61,645)	$(75,405)	$35,824

Cash flows from investing activities
Cash paid for business combinations, net of cash acquired	(72,118)	—	(20,553)
Purchase of property and equipment	(13,551)	(13,635)	(24,981)
Investments in short-term bank deposits	(111,448)	(479,852)	(361,000)
Proceeds from short-term bank deposits	208,815	561,485	129,000
Investments in non-marketable equity securities	(12,443)	(69,148)	(11,779)
Purchase of intangible assets	(1,476)	(6,117)	(1,770)
Other investing activities	(1,613)	54	(82)
Net cash used in investing activities	$(3,834)	$(7,213)	$(291,165)

Cash flows from financing activities
Proceeds from public offering, net of issuance costs	—	—	218,850
Proceeds from exercise of stock options	11	266	8,055
Payment of contingent consideration	(1,339)	(2,754)	—
Other financing activities	(188)	(281)	406
Net cash provided by (used in) financing activities	$(1,516)	$(2,769)	$227,311

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(827)	(7,220)	(893)

Net change in cash, cash equivalents and restricted cash	(67,822)	(92,607)	(28,923)

Cash, cash equivalents and restricted cash, beginning of year	150,686	243,293	272,216
Cash, cash equivalents and restricted cash, end of year	$82,864	$150,686	$243,293

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets:
Cash and cash equivalents	82,585	150,470	243,179
Restricted cash included in other current assets	279	216	114
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$82,864	$150,686	$243,293

Supplemental disclosure of cash flow information
Cash paid during the year for:
Income taxes, net of tax refunds	$2,152	$12,550	$2,418
Non-cash investing and financing activities:
Transfer of inventories to fixed assets	9,551	9,212	2,673
Transfer of fixed assets to inventories	222	123	977
Contingent consideration	2,472	—	17,985
Right-of-use assets obtained in exchange for new operating lease liabilities	7,142	12,057	5,955
Issuance of Common stock under employee stock purchase plan	5,915	2,978	—
Issuance of shares as part of Covestro acquisition (Refer to Note 2)	$5,202	$—	$—

The accompanying notes are an integral part of those consolidated financial statements.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies
a.Nature of Operations
Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing, which the Company views as having the largest and fastest growing total addressable market. The Company’s approximately 2,600 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.
The Company has one operating segment, which generates revenues via the sale of its 3D printing systems, related services and consumables and by providing additive manufacturing (“AM”) solutions. The Company operates mainly through offices in Israel, the United States, Germany, Hong Kong and Japan.
In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these financial statements, the war in Israel is ongoing and continues to evolve. One of the Company’s global headquarters and one of its manufacturing facilities are located in Israel. As of the filing date of these financial statements, the Company's activities in Israel remain largely unaffected by the war. During the year ended December 31, 2023, the impact of the war on the Company’s results of operations and financial condition is limited, but such impact may change, and could be significant, as a result of the continuation, escalation or expansion of the war. The Company continues to maintain business continuity plans backed by its inventory levels located outside of Israel.

b.Summary of Significant Accounting Policies
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Functional Currency and Foreign Currency Transactions
A major part of the Company’s operations is carried out by Stratasys Ltd. in Israel and its subsidiaries in the United States. The functional currency of these entities is the U.S. dollar (“dollar” or “$”). The functional currency of other subsidiaries is generally their local currency. The financial statements of those subsidiaries are included in the consolidated financial statements, based on translation into U.S. dollars. Assets and liabilities accounts are translated at year-end exchange rates, while revenues and expenses accounts are translated at average exchange rates during the year. The remeasurement adjustments of foreign currencies translation are included in the Company’s shareholders’ equity as a component of accumulated other comprehensive loss in the accompanying consolidated financial statements. Gains and losses arising from foreign currency remeasurements of monetary balances denominated in non-functional currencies are reflected in financial income (expenses), net in the consolidated statements of operations and comprehensive loss.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates using assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to recoverability of intangibles and goodwill and purchase price allocation including contingent consideration.
In particular, a number of estimates have been and will continue to be affected by the war in Israel and other global events and other longer-term macroeconomic conditions, most prominently, the extent and speed at which inflation subsides, whether and when interest rate cuts are implemented by central banks, whether tight credit markets are loosened, and whether capital markets and global supply chains fully recover. As a result, the accounting estimates and assumptions may change over time. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuation; and the allowance for expected credit losses. These consolidated financial statements reflect the financial statement effects based upon management’s estimates and assumptions utilizing the most currently available information.

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
The Company records obligations in connection with its business combinations at fair value on the acquisition date. Key assumptions used to determine the estimated fair value of the contingent consideration amounts include: (a) internal cash flows forecasts for the relevant period during which the financial metrics should be achieved; and (b) a discount rate which reflects the weighted average cost of capital adjusted for the relevant risk associated with the operations and the uncertainty inherent in the Company's internally developed forecasts. Each reporting period thereafter, the Company revalues earn-out payments and deferred payments which are classified as liabilities and records the changes in their fair value in the consolidated statements of operations and comprehensive loss under selling, general and administrative expenses.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Allowance for credit losses due to the Company’s accounts receivable amounted to $1.4 million and $0.9 million as of December 31, 2023 and 2022, respectively. Changes in the allowance for credit losses are recognized in selling, general and administrative expenses. Accounts receivable are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.
The balance and the changes in the allowance for expected credit losses are comprised as follows:

	2023	2022	2021

Balance at beginning of year	$860	$517	$870
Change during the year, net	725	420	50
Bad debt written off	(136)	(77)	(403)
Balance at end of year	$1,449	$860	$517

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
For non-hedging instruments, the Company records the changes in fair value of derivative instruments in financial income (expenses), net in the consolidated statements of operations and comprehensive loss. The cash flows associated with these derivatives are reflected as cash flows from operating activities in the consolidated statement of cash flows. Refer to Note 13 for further information regarding the Company’s derivative and hedging activities.

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
Equity method investments
The Company’s investments in non-marketable equity securities in which it has the ability to exercise significant influence, but does not control through variable interests or voting interests, are accounted for under the equity method of accounting. Under the equity method, the Company recognizes its proportionate share of the comprehensive income or loss of the investee. The Company’s share of profit or losses from equity method investments is included in share in net profits (losses) of associated companies.
The Company periodically reviews equity method investments for impairment in value whenever events or changes in circumstances indicate that the carrying amount of such investments may not be recoverable. The Company will record an impairment charge to the extent that the estimated fair value of an investment is less than its carrying value and the Company determines the impairment is other-than-temporary. Impairment charges, if applicable, are recorded in "Share in net profits (losses) of associated companies".

Other Long-term Investments
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
Investments in convertible notes are carried at fair value utilizing a combination of discounted cash flows associated with the note and the fair value of the equity into which the note may be converted. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Refer to note 5.
The Company reviews its other long-term investments for potential impairment or other adjustments, which generally involves an analysis of the facts and changes in circumstances influencing the investments.
As of December 31, 2023 the amount presented under Long-term investments included investment in equity method investment in the amount of $67.8 million. see also Note 2. The balance of long-term investments represents investments in non-marketable equity securities without readily determinable fair value and convertible notes.

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
Depreciation is computed primarily over the following periods:

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Useful Life
	in Years
Buildings	25	-	40
Machinery and equipment	5	-	10
Leasehold and buildings improvements	5	-	10
Computer equipment and software	3	-	5
Office equipment, furniture and fixtures	5	-	14
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

Other Intangible Assets, net
Intangible assets and their useful lives are as follows:

	Useful Life
	in Years
Developed technology	5	-	10
Patents	10
Trade names	5	-	9
Customer relationships	5	-	10

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of acquired developed technology is recorded in cost of revenues. Amortization of trade names, customer relationships and patents is recorded under selling, general and administrative expenses.
For definite life intangible assets, the Company reviews the carrying amounts for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating recoverability, the Company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. The Company then compares the carrying amounts of the asset or assets groups with their respective estimated undiscounted future cash flows. If the definite life intangible asset or assets group are determined to be impaired, an impairment charge is recorded at the amount by which the carrying amount of the asset or assets group exceeds their fair value. Fair value is determined by using an applicable discounted cash flow model. In addition, the remaining amortization period for the impaired asset would be reassessed and, if necessary, revised. Refer to Note 9 for further information.

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
ASC 350, “Intangibles - Goodwill and other” (“ASC 350”), allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the quantitative goodwill impairment test two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative first step of the goodwill impairment test. If the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value. If the fair value of the reporting unit is determined to be greater than its carrying amount, the applicable goodwill is not impaired.

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
Severance pay liabilities with respect to the Company’s employees in Israel who are not subject to Section 14, as well as employees who have special contractual arrangements, are provided for in the Company’s consolidated financial statements based on the length of time that they work for the Israeli entity and their latest monthly salary. The Company’s liabilities for those Israeli employees, in amounts of $2.5 million and $2.8 million as of December 31, 2023 and 2022, respectively, are presented as other non-current liabilities in the Company’s consolidated balance sheets. These liabilities are recorded as if they were payable at each balance sheet date. These liabilities are partially funded by the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the Company’s consolidated balance sheets under other non-current assets. As of December 31, 2023 and 2022, the Company had $2.1 million and $2.3 million, respectively, deposited in these insurance policies and pension funds. These policies are the Company’s assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited.
In addition, the Company has liabilities for severance payments to its employees in other jurisdictions in accordance with local laws and practices of the countries in which they are employed.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Severance expenses for the years ended December 31, 2023, 2022 and 2021 were $4.3 million, $3.9 million and $3.4 million, respectively.
For its employees in the United States, the Company has a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) that covers eligible U.S. employees as defined in the Plan. Participants may elect to contribute both pre-tax or after-tax (“Roth”) up to 50% of annual taxable compensation, as defined by the Plan, up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal to 4% of the participant’s annual compensation. For the years ended December 31, 2023, 2022 and 2021 the Company made 401(k) Plan contributions of approximately $3.1 million, $3.7 million and $4.0 million, respectively.

Contingent Liabilities
The Company is subject to various legal proceedings that arise from time to time in the ordinary course of business. The outcomes of the legal proceedings that are pending as of the date the financial statements are issued are subject to significant uncertainty. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Such assessment inherently involves an exercise of judgment. If the assessment of a contingency indicates that it is probable that loss would be incurred and the amount of the liability can be reasonably estimated, then the Company would record an accrual in the Company’s financial statements based on its best estimate. Loss contingencies considered to be remote by management are generally not disclosed unless material. The respective legal fees are expensed as incurred.

Revenue Recognition
The Company derives revenues from sales of additive manufacturing systems, consumables and services. The Company sells its products directly through its sales force, independent sales agents and indirectly through authorized resellers.
The Company determines revenue recognition through the following steps:
•Identification of the contract, or contracts, with a customer
•Identification of the performance obligations in the contract
•Determination of the transaction price
•Allocation of the transaction price to the performance obligations in the contract
•Recognition of revenue when, or as, the Company satisfies a performance obligation
Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods or providing services to the end customer or to the reseller.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
See Note 4 for additional information related to disaggregation of revenue and other.

Shipping and handling costs
Shipping and handling costs are classified as cost of revenues.

Advertising
Advertising costs are expensed as incurred and were approximately $4.2 million, $5.1 million and $4.5 million, for the years ended December 31, 2023, 2022 and 2021, respectively.

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
Deferred taxes have not been provided on the following items:

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.Taxes that would apply in the event of disposal of investments in first-tier foreign subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.
2.Dividends distributable from the income of foreign companies as the Company does not expect these companies to distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes at a rate of up to 25% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.
Amounts of tax-exempt income generated from the Company’s prior Approved Enterprises (see note 10c), as the Company intends to permanently reinvest these profits and does not intend to distribute dividends from such income. If these dividends were to be paid, the Company would have to pay additional taxes at a rate up to 10% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.

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
The second step is performed only if the tax position meets the more-likely-than-not recognition threshold and is to measure the tax benefit as the amount which is more than 50% likely of being realized upon ultimate settlement. The Company reevaluates these tax positions quarterly and makes adjustments as required. The liabilities relating to uncertain tax positions are classified as non-current in the consolidated balance sheets unless the Company anticipates making payments within one year. The Company classifies interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
The Company recognizes compensation expenses for its stock-based option awards (including awards under its ESPP program) and RSUs on a straight-line basis over the requisite service period (primarily six-month period for the ESPP and a four-year period for the rest of the awards). The Company accounts for forfeitures as they occur. The Company recognizes compensation expenses for its PSUs based on the probability that the performance metrics will be achieved over the vesting period. At each reporting period the Company evaluates the probability that its PSUs will be earned and adjust its previously recognized compensation expense as necessary. If the achievement of the respective performance metrics is not probable or the respective performance are not met the Company reverses its previously recognized compensation expense.

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
The denominator for diluted net loss per share is a computation of the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Potential dilutive shares outstanding include the dilutive effect of in-the-money options, ESPP and unvested RSUs using the treasury stock method. PSUs are considered contingently issuable shares for diluted net loss per share purposes and the dilutive impact, if any, is included in the weighted average shares as of the beginning of the period in which the performance conditions were satisfied.

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
The Company is a party to several lease agreements for its facilities, the latest of which has been extended until June 2032. The Company has the option to extend certain agreements for additional periods, the earliest of which is until the start of February 2024 and the latest is until the end of June 2037. During the extended lease period, the aggregate annual rental payments will increase by 2% to 4% each year.
The Company also leases vehicles for its employees with different commencement and ending periods in Israel and Germany solely. The latest lease agreement is until the start of July 2026.

Recently issued accounting pronouncements

Accounting Pronouncements Adopted in 2023

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In October 2021, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2021-08 “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2023, with no material impact on its consolidated financial statements.

Recently issued accounting pronouncements, not yet adopted
In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements related disclosures.

Note 2. Certain Transactions
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

(U.S. $ in thousands)
Fair value, net	$55,751
Net assets deconsolidated	(14,146)
Transaction expenses	(2,469)
Gain from deconsolidation of subsidiary	$39,136

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
The allocation of the purchase price (“PPA”) to the underlying net assets acquired and liability assumed resulted in the recognition of intangible assets with a value of $27.4 million, goodwill of $49.3 million and other net assets of $28.7 million. The value assigned to intangible assets is amortized over a period of 4 to 13 years and the related amortization is included under share in net losses (profits) from associated companies. The estimated fair values are based on the information that was available as of August 31, 2022.
During 2023, Ultimaker encountered difficulties in its business partially as a result of tighter competition and global market conditions. As a result, senior management at Ultimaker was replaced and the new management implemented a restructuring plan and additional steps to reduce cost and improve profitability. The Company considered such events as indicators of potential impairment and accordingly performed an impairment analysis for the investment in Ultimaker. Based on such valuation, the fair value of the investment was estimated below its carrying amount and such reduction in fair value was determined to be other than temporary. Accordingly the Company recorded an impairment charge at the amount of $13.9 million, which was recorded in share in losses of associated companies in the consolidated statements of operations and comprehensive loss. Management’s cash flow projections for the fair value of the investment in Ultimaker includes significant judgments and assumptions relating to the cash flow projections, future growth and future profitability. Actual results could differ from those estimates, and such differences could be material and may result in other than temporary reduction in fair value, which could lead to additional impairments in the carrying value of the Ultimaker investment.
As of December 31, 2023 and December 31, 2022 the equity investment in Ultimaker amounts to $67.8 million and $100.2 million, respectively, which represents the original investment in Ultimaker, net of share in net losses for the years in the amounts of $32.4 million and $5.4 million, respectively.

Covestro acquisition
On April 3, 2023 (the “Covestro transaction date”), the Company completed the acquisition of the additive manufacturing materials business of Covestro AG. Covestro’s additive manufacturing business is expected to give the Company the ability to accelerate innovative developments in 3D printing materials and to thereby further grow adoption of its newest technologies. Also, the Company acquired an IP portfolio comprised of hundreds of patents and pending patents, including all of the SOMOS™ portfolio.

The Covestro transaction is reflected in accordance with ASC Topic 805, “Business Combinations”. The assets acquisition transaction meets the definition of a business and was accounted for as a “Business Combinations” transaction, using the acquisition method of accounting with the Company as the acquirer. The following table summarizes the fair value of the consideration transferred to Covestro AG for the Covestro transaction:

U.S. $ in thousands
Cash payments	$53,815
Issuance of ordinary shares to Covestro stockholders	5,202
Contingent consideration at estimated fair value	659
Other liability	868
Total consideration	$60,544

The fair value of the ordinary shares issued was determined based on the closing market price of the Company's ordinary shares on the Covestro transaction date.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In accordance with ASC Topic 805, the estimated contingent consideration as of the Covestro transaction date was included in the purchase price. The total contingent payments could amount to a maximum aggregate amount of up to €37 million. The payment will be settled through the issuance of ordinary shares. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration will be recorded in operating expenses. Refer to Note 5.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Covestro transaction date. The estimated fair values are based on the information that was available as of April 3, 2023. The allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Allocation of Purchase Price
(U.S. $ in thousands)
Inventory	$10,342
Fixed assets	7,064
Intangible assets	21,929
Other liabilities	(605)
Total identifiable net assets	38,730
Goodwill	$21,814

The allocation of the PPA to net assets acquired and liabilities assumed resulted in the recognition of intangible assets related to developed technology, customer relationship, and trade name. These intangible assets have a useful life of 7 to 10 years. The fair value estimate of the customer relationship was determined using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This valuation technique estimates the fair value of an asset based on market participants’ expectations of the cash flows the asset would generate over its remaining useful life. The net cash flows were discounted to present value. The fair value estimate of the developed technology and trade name, were estimated using the "Relief from royalty" method. This valuation technique estimates the fair value of the asset based on the hypothetical royalty payment that a licensee would be required to pay in exchange for use of the asset. Goodwill was recorded as the residual amount by which the purchase price exceeded the provisional fair value of the net assets acquired and is expected to be fully deductible for tax purposes. Goodwill consists primarily of expected synergies of combining operations, the acquired workforce, and growth opportunities, none of which qualify as separately identifiable intangible assets.

Pro forma information giving effect to the acquisition has not been provided, as the results would not be material.

During 2023, the Company completed several transactions, including acquisitions of an entity and additional assets, for a total consideration of $22 million.

Other long-term investments
In addition to the investment in Ultimaker, other investments included under Long-term investments represents investments in non-marketable equity securities and convertible notes of several companies without readily determinable fair value in which the Company does not have a controlling interest or significant influence. One entity from this group became public during the first quarter of 2021 and accordingly the investment is now treated as a marketable equity investment. During 2023 and 2022, the Company invested a total of $11.5 million and $16.7 million in non-marketable equity securities and convertible notes of several companies.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restructuring plan
During the year ended December 31, 2023, the Company initiated certain restructuring activities for some parts of its operations, as part of aligning the business to the Company's growth strategy and streamlining the organization for improved efficiency. In connection with these activities, certain operations were discontinued, and others were divested. These restructuring activities resulted in an impairment charge to fixed assets, inventory write-off, employees related expenses and other charges for a total amount of $19.2 million. During the year ended December 31, 2023 the Company recorded restructuring charges of $12.3 million, $2.7 million and $4.2 million under Cost of sales, Research and development and Selling, general and administrative, respectively. The restructuring activities were substantially completed by December 31, 2023.

Note 3. Recent developments
Termination of Merger Agreement with Desktop Metal
On May 25, 2023, the Company and Desktop Metal, Inc. (“Desktop Metal”), jointly announced their entry into a merger agreement, whereby a wholly-owned Delaware subsidiary of the company was to merge with and into Desktop Metal, with Desktop Metal surviving the merger as a wholly-owned subsidiary of the Company. On September 28, 2023, the Company held an extraordinary general meeting of its shareholders, at which the merger was presented for the approval of the Company’s shareholders. The merger proposal was not approved by the Company’s shareholders at that meeting, and accordingly, pursuant to its rights under the merger agreement, Stratasys terminated the merger agreement with Desktop Metal, effective immediately on September 28, 2023. As a result, the Company recorded a termination fee of $10.0 million, which was included under selling, general & administrative expenses and was paid to Desktop Metal.
Nano Dimension Tender Offer and Board Contest
On May 25, 2023, following the announcement of the then-prospective merger with Desktop Metal, Nano Dimension Ltd. (“Nano”), a 14.1% shareholder of the Company, launched a hostile partial tender offer whereby it sought to acquire—including shares already held by it— between 53% and 55% of the Company’s outstanding ordinary shares, at a price of $18.00 per share. The tender offer was subject to various conditions and was originally set to expire on June 26, 2023. Over the course of subsequent periods of time, the price offered by Nano in its tender offer was ultimately raised to $25.00 per share, with an accompanying reduction as to the percentage of Company shares to be held by it upon consummation of the offer, to between 46% and 51%, and the offer was extended ultimately through July 31, 2023. The offer expired on July 31, 2023 and Nano did not receive enough tendered shares and was therefore unable to complete the purchase of any of the Company ordinary shares pursuant to the offer. Nano has recently re-initiated its pursuit of an acquisition of the Company, announcing on December 23, 2023 a preliminary proposal to purchase all outstanding shares of the Company that it does not currently own for $16.50 per share in cash. The Company has acknowledged receipt of Nano’s offer, and has indicated that its board of directors would consider it as part of the process to explore strategic alternatives for the Company.

The Company has also been subject to litigation with Nano in an Israeli district court regarding the Company's shareholder rights plan, Nano’s tender offer, and the contested board election. The litigation has not changed the outcome of any of the developments described above. Please see note 11.

3D Systems Offers
On May 30, 2023, and then again on June 27, 2023, the Company received an unsolicited non-binding indicative proposal from 3D Systems Corporation (“3D Systems”) to merge with the Company. On July 13, 2023, the Company received an updated proposal from 3D Systems, pursuant to which it would merge with the Company for $7.50 in cash and 1.5444 newly issued shares of common stock of 3D Systems per Stratasys ordinary share. The Stratasys board at first determined that the 3D Systems proposal of July 13th would reasonably be expected to result in a “Superior Proposal” under the merger agreement with Desktop Metal and

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
authorized Company management to enter into discussions with 3D Systems with respect to the proposal. Following an extensive due diligence process, Stratasys communicated its concerns regarding the 3D Systems’ proposal to 3D Systems and indicated that the last proposal was not itself a transaction which Stratasys would be prepared to enter into. 3D Systems revised its proposal on September 6, 2023, offering $7.00 in cash and 1.6387 newly issued shares of common stock of 3D Systems per Stratasys ordinary share. After consultation with its outside financial and legal advisors, the Stratasys board of directors unanimously determined that the September 6 proposal continued to significantly undervalue Stratasys and did not constitute a “Superior Proposal” pursuant to the terms of the merger agreement with Desktop Metal, and accordingly terminated discussions with 3D Systems.

Initiation of Strategic Alternatives Process
On September 28, 2023, the Company announced that it has initiated a comprehensive process to explore strategic alternatives for the Company. The Company noted that following the termination of the merger agreement with Desktop Metal, Stratasys is no longer subject to restrictions under that agreement regarding the solicitation of or entry into potential transactions.

Note 4. Revenues
Disaggregation of Revenues
The following table present the Company’s revenues disaggregated by geographical region (based on the Company's customers’ location) and revenue type for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December, 31
	2023	2022	2021
	(U.S. $ in thousands)
Americas
Systems	$108,998	$130,959	$124,311
Consumables	132,820	130,775	121,245
Service	147,952	153,694	142,767
Total Americas	389,770	415,428	388,323

EMEA
Systems	51,617	53,527	42,077
Consumables	75,468	61,703	61,192
Service	28,857	26,430	27,027
Total EMEA	155,942	141,660	130,296

Asia Pacific
Systems	27,031	40,106	33,110
Consumables	37,807	35,054	35,623
Service	17,048	19,235	19,867
Total Asia Pacific	81,886	94,395	88,600

Total Revenues	$627,598	$651,483	$607,219

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table present the Company’s revenues disaggregated based on the timing of revenue recognized for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December, 31
	2023	2022	2021
	(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$433,741	$452,124	$417,557
Services	54,362	53,152	46,049
Total revenues recognized in point in time	488,103	505,276	463,606

Revenues recognized over time from:

Services	139,495	146,207	143,613
Total revenues recognized over time	139,495	146,207	143,613

Total Revenues	$627,598	$651,483	$607,219
Contract Assets and Contract Liabilities
Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of December 31, 2023 and 2022.
Contract liabilities include advance payments and billings in excess of revenue recognized. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of December 31, 2023 and 2022 were as follows:

	December, 31
	2023	2022
	U.S. $ in thousands
Deferred revenue (*)	$76,265	$75,434
*Includes $23.7 million and $25.2 million under long term deferred revenue in the Company's consolidated balance sheets as of December 31, 2023 and December 31, 2022, respectively.
Revenue recognized in 2023 and 2022 that was included in deferred revenue balance as of January 1, 2023 and 2022 was $48.9 million and $44.0 million, respectively.

Remaining Performance Obligations
Remaining Performance Obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2023 and 2022 the total RPO amounted to $100.5 million and $104.6 million, respectively. The Company expects to recognize $64.7 million of this RPO during the next 12 months, $20.1 million over the subsequent 12 months and the remaining $15.7 million thereafter.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Incremental Costs of Obtaining a Contract
Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period (generally 5 years) if the Company expects to recover those costs. The Company determined the period of benefit by taking into consideration customer contracts including renewals, the technology and other factors. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of December 31, 2023 and 2022, the deferred commission amounted to $10.3 million and $9.6 million, respectively and presented under Other current assets and Other non-current assets.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 5. Fair Value Measurement

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, on its consolidated balance sheets:

	Dec 31, 2023		Dec 31, 2022
	(U.S. $ in thousands)		(U.S. $ in thousands)

Assets:	Level 2	Level 3	Level 2	Level 3
Foreign exchange forward contracts not
designated as hedging instruments	$164	$—	$159	$—
Foreign exchange forward contracts
designated as hedging instruments	2,087	—	3	—
Convertible notes	—	7,018		1,894
Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(51)	—	(38)	—
Foreign exchange forward contracts
designated as hedging instruments	(657)	—	(1,640)	—
Contingent consideration[6]	—	(18,603)		(38,341)
	$1,543	$(11,585)	$(1,516)	$(36,447)
The fair value measurement for marketable securities is classified as Level 1 and amounts to $2.0 million and $2.8 million, as of December 31, 2023 and December 31, 2022, respectively.
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
The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	Dec 31, 2023	Dec 31, 2022
	(U.S. $ in thousands)
Fair value at the beginning of the period	$38,341	$55,919
Acquisitions	3,009	—
Revaluation of Contingent considerations	(21,408)	(14,824)
Settlements of Contingent considerations	(1,339)	(2,754)
Fair value at the end of the period	$18,603	$38,341
6 Includes $6.7 million and $14.6 million under Accrued expenses and other current liabilities in the Company's consolidated balance sheets as of December 31, 2023 and December 31, 2022, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 6. Inventories

Inventories consisted of the following:

	December 31,
	2023	2022
	U.S. $ in thousands
Finished Goods	$86,908	$81,564
Work in Process	9,871	7,562
Raw Materials	96,197	104,928
	$192,976	$194,054

Note 7. Property, Plant and Equipment, Net
Property, plant and equipment, net consisted of the following:

	December 31,
	2023	2022
	(U.S. $ in thousands)
Machinery and equipment	$158,883	$157,602
Buildings and improvements	173,117	178,605
Computer equipment and software	54,038	52,503
Office equipment, furniture and fixtures	14,301	14,628
Land	19,019	18,927
	419,358	422,265
Accumulated depreciation and amortization and impairment	(224,185)	(230,220)
	195,173	192,045
Construction work in progress	2,379	3,018
	$197,552	$195,063
Depreciation expenses were $22.4 million, $22.6 million and $24.8 million in the years ended December 31, 2023, 2022 and 2021, respectively. During the years ended December 31, 2023, 2022 and 2021, the Company recorded impairment charges of $4.4 million, $3.8 million and $1.4 million, respectively, which were recorded in the consolidated statements of operations and comprehensive loss under cost of sales.

Note 8. Goodwill
Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2023 and 2022 were as follows:

	2023	2022

Balance at January 1,	$64,953	$65,144
Goodwill acquired	34,773	—
Currency translation adjustments	325	(191)
Balance at December 31,	$100,051	$64,953

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The goodwill balance as of December 31, 2023 and 2022 was acquired as part of Covestro, Origin, RPS, XAAR and other acquisitions, and was allocated as part of Stratasys-Core reporting unit.
During the fourth quarter of 2021, the Company performed its annual impairment test for goodwill impairment. Based on the Company's qualitative analysis, which considered the Company's market valuation, its operation results and projections, and the timing of its goodwill acquisitions, no goodwill was determined to be impaired as of December 31, 2021.
During the fourth quarter of 2022, the Company noted that indicators of potential impairment existed which required an interim goodwill impairment analysis for Stratasys-Core reporting unit. These indicators included sustained decline in the Company’s market capitalization during the last quarter primarily as a result of the global economy and the potential impact on the Company's business segment.
The Company performed a quantitative assessment for goodwill impairment for its Stratasys-Core reporting unit and concluded that the fair value of Stratasys-Core reporting unit significantly exceeded its carrying amount with a goodwill assigned to this reporting unit in the amount of $65.0 million. When evaluating the fair value of Stratasys-Core reporting unit under the income approach, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long term future growth determined based on the growth prospects of the reporting unit; and (c) a discount rate which reflects the weighted average cost of capital adjusted for the relevant risk associated with the Stratasys-Core reporting unit operations and the uncertainty inherent in the Company's internally developed forecasts.
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
Goodwill impairment assessment for the year ended December 31, 2023
During the fourth quarter of 2023, the Company performed its annual impairment test for goodwill impairment.
The Company performed a quantitative assessment for goodwill impairment for its Stratasys-Core reporting unit and concluded that the fair value of Stratasys-Core reporting unit exceeded its carrying amount by approximately 34%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $100.0 million. When evaluating the fair value of Stratasys-Core reporting unit under the income approach, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 4 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long- term future growth determined based on the growth prospects of the reporting unit; and (c) a discount rate which reflects the weighted average cost of capital adjusted for the relevant risk associated with the Stratasys-Core reporting unit operations and the uncertainty inherent in the Company's internally developed forecasts.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Based on the Company’s assessment as of December 31, 2023, no goodwill was determined to be impaired.
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

Note 9. Other Intangible Assets, Net
Other intangible assets consisted of the following:

	December 31, 2023			December 31, 2022
	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value
	(U.S. $ in thousands)
Developed technology	$403,180	$(300,780)	$102,400	$387,603	$(283,671)	$103,932
Patents	19,396	(10,246)	9,150	17,508	(8,970)	8,538
Trademarks and trade names	22,286	(15,936)	6,350	16,278	(14,030)	2,248
Customer relationships	102,520	(92,639)	9,881	93,609	(86,925)	6,684
Capitalized software development costs	4,367	(4,367)	—	7,066	(7,066)	—
	$551,749	$(423,968)	$127,781	$522,064	$(400,662)	$121,402

Amortization expenses
Amortization expense relating to intangible assets for the years ended December 31, 2023, 2022 and 2021, was approximately $26.5 million, $37.1 million and $31.3 million, respectively.
As of December 31, 2023, estimated future amortization expense relating to definite life intangible assets for each of the next five years and thereafter were as follows:

Estimated amortization expenses
Year ending December 31,	(U.S. $ in thousands)
2024	$23,476
2025	21,000
2026	20,923
2027	20,083
2028	15,927
2029 and Thereafter	26,372
Total	$127,781

No impairment charges were recorded during 2023, 2022 and 2021.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10. Income Taxes
a.Deferred Tax Assets and Liabilities
The components of the Company’s deferred tax assets and liabilities as of December 31, 2023 and 2022 were as follows:

	December 31,	December 31,
	2023	2022
	(U.S. $ in thousands)
Deferred tax assets
Tax losses carry forwards	$682,095	$678,334
Inventory related	2,241	157
Intangible assets	16,990	11,321
Provision for employee related obligations	703	927
Stock-based compensation expense	8,803	10,242
Deferred revenue	3,742	1,575
Allowance for credit losses	119	66
Research and development credit carry forwards	20,368	17,658
Research and development capitalization (including Section 174)	19,384	11,454
Basis difference in equity method investment	1,406	—
Other items	5,320	—
Gross deferred tax assets	761,171	731,734
Valuation allowance	(737,560)	(699,694)
Total deferred tax assets	23,611	32,040

Deferred tax liabilities
Intangible assets	(8,803)	(10,988)
Property, plant and equipment	(14,228)	(14,652)
Basis difference in equity method investment	—	(8,852)
Other items	—	(1,903)
Total deferred tax liabilities	(23,031)	(36,395)
Net deferred tax assets (liabilities)	$580	$(4,355)

The Company’s deferred tax assets and liabilities are classified in the consolidated balance sheets as follows:

	December 31,		December 31,
	2023		2022
	(U.S. $ in thousands)
Deferred tax assets (under "Other non-current assets")	$1,303	—	$1,283
Deferred tax liabilities	723	—	5,638
Net deferred tax assets (liabilities)	$580	—	$(4,355)

As of December 31, 2023 and 2022 the Company had tax net operating losses carry-forward of approximately $702.1 million and $663.9 million, respectively. In addition, the Company incurred capital losses of $2,203.2 million in 2020 due to a legal reorganization of certain entities in the group. Those tax losses carry-forward resulted in deferred tax assets of approximately $682.1 million and $678.3 million, as of December 31, 2023 and 2022, respectively. As a result of losses incurred in the last few years, and since the near-term realization of these assets is uncertain, the Company recorded a full valuation allowance for its deferred tax assets that are not likely to be realized.

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
A reconciliation of the beginning and ending balances of valuation allowance is as follows:

Valuation Allowance U.S. $ in thousands
Balance at January 1, 2021	$661,979
Additions	31,141
Balance at December 31, 2021	693,120
Additions	8,788
Decrease	(2,214)
Balance at December 31, 2022	699,694
Additions	38,500
Decrease	(634)
Balance at December 31, 2023	$737,560

Included in the net deferred tax are net operating loss and credit carryovers of $137.2 million which expire in years ending from December 31, 2032 through December 31, 2042, whereas some losses may be carried forward indefinitely, as discussed below
On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was enacted into law. The new legislation represents fundamental and dramatic modifications to the U.S. tax system. The Act contained several key tax provisions that impacted the Company's U.S. subsidiaries, including the reduction of the maximum U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. Other significant changes under the Act included, among others, a one-time repatriation tax on accumulated foreign earnings, a limitation of net operating loss deduction to 80% of taxable income, and indefinite carryover of post-2017 net operating losses. The Act also repealed the corporate alternative minimum tax for tax years beginning after December 31, 2017. Losses generated prior to January 1, 2018 will still be subject to the 20-year carryforward limitation and the alternative minimum tax. Other impacts due to the Act included the repeal of the domestic manufacturing deduction, modification of taxation of controlled foreign corporations, a base erosion anti-abuse tax, modification of interest expense limitation rules, modification of limitation on deductibility of excessive executive compensation, and taxation of global intangible low-taxed income.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Effective in 2022, the Act requires all U.S. companies to capitalize, and subsequently amortize R&D expenses that fall within the scope of Section 174 over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside of the United States, rather than deducting such costs in the year incurred for tax purposes. Although Congress is considering legislation that would repeal and defer this capitalization and amortization requirement for research activities performed in the United States, there is no assurance that this provision will be repealed or otherwise modified. As of financial year 2023, we have accounted for an estimate of the effects of the R&D capitalization, based on interpretation of the law as currently enacted. To the extent that this provision is not deferred, modified or repealed, and once our available Federal NOLs are fully utilized, we would incur an increase in our tax expenses and a decrease in our cash flows provided by operations. To date, we incurred immaterial tax expense and corresponding cashflow impact at State level only.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted into law in response to the economic fallout of the COVID- 19 pandemic in the United States. Among the many business-related provisions, some of which related to non-income taxes, were changes made to net operating losses (NOLs). The CARES Act amended Internal Revenue Code Section 172(b)(1) for tax years beginning in 2018, 2019 and 2020, requiring taxpayers to carry back NOLs arising in those years to the five preceding tax years, unless the taxpayer elects to waive or reduce the carryback period. To the extent unused as a carryback, these NOLs are now carried forward indefinitely. The CARES Act suspended the Tax Cuts and Jobs Act’s 80% limitation on NOL deductions for tax years beginning in 2018, 2019 and 2020. The 80% limitation will be reinstated for tax years beginning after 2020, for NOLs arising in tax years after 2017.
The Company believes that all future profits of its subsidiaries will be indefinitely reinvested or that there is no expectation to distribute any taxable dividends from these subsidiaries. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is estimated as an immaterial amount.

b.Provision for Income Taxes
Loss before income taxes for the years ended December 31, 2023, 2022 and 2021 was as follows:

	2023	2022	2021
	(U.S. $ in thousands)

Domestic	$(47,959)	$(28,725)	$(50,193)
Foreign	(36,628)	10,931	(16,644)
	$(84,587)	$(17,794)	$(66,837)
The components of income taxes for the years ended December 31, 2023, 2022 and 2021 were as follows:

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2023	2022	2021
	(U.S. $ in thousands)
Current
Domestic	$8,238	$7,301	$(14,146)
Foreign	2,874	942	2,141
	11,112	8,243	(12,005)

Deferred
Domestic	(3,993)	(1,440)	8,745
Foreign	(1,337)	(1,349)	(646)
	(5,330)	(2,789)	8,099
Total income taxes	$5,782	$5,454	$(3,906)

A reconciliation of the statutory income tax rate and the effective income tax rate for the years ended December 31, 2023, 2022 and 2021 is set forth below:

	2023	2022	2021
Statutory tax rate	23.0%	23.0%	23.0%
Reduced tax rate under Israeli benefit programs	(5.0)	(4.3)	0.1
Exempted Profits release (see below)	—	(16.0)	—
Stock-based compensation expense	(3.8)	(16.1)	(3.5)
Permanent differences, net	1.0	(0.8)	(0.1)
Earnings taxed under foreign law with different tax rate	27.0	24.7	10.8
Valuation Allowance	(44.8)	(18.6)	(42.7)
Changes in uncertain tax positions	(3.8)	(22.1)	17.9
Withholding tax	(0.3)	—	—
Other	(0.1)	(0.5)	0.3
Effective income tax rate	(6.8)%	(30.7)%	5.8%

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
A reconciliation of the beginning and ending balance of uncertain tax positions is as follows:

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2023	2022	2021

Balance at beginning of year	$6,043	$3,015	$23,389
Additions for tax positions related to the current year	3,636	4,684	3,826
Foreign currency impact	—	181	2,918
Decrease related to settlements with tax authorities and lapse of applicable statutes of limitation	(458)	(500)	(26,685)
Classification to DTA	(362)	(1,337)	(433)
Balance at end of year	$8,859	$6,043	$3,015
The Company’s accrual for estimated interest and penalties was $0.7 million as of December 31, 2023.
The Company is subject to income taxes in the U.S., various states, Israel and certain other foreign jurisdictions. The Company files income tax returns in various jurisdictions with varying statutes of limitations. Tax returns of Stratasys Inc. submitted in the United States through 2016 tax year are considered to be final following the completion of the Internal Revenue Service examination. Tax returns of Stratasys Ltd. submitted in Israel through the 2019 tax year are considered to be final following the completion of the Israeli Tax Authorities examination upon audit. The expiration of the statute of limitations related to the various other foreign and state income tax returns that the Company and its subsidiaries file vary by state and foreign jurisdictions.

c.Basis of taxation:
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company is a Foreign Investors Company, or FIC, as defined by the Investment Law. FICs are entitled to further reductions in the tax rate normally applicable to Approved Enterprises and Beneficiary Enterprises, depending on the level of foreign ownership. When foreign (non-Israeli) ownership equal or exceeds 90%, the Approved Enterprise and Beneficiary Enterprise income is either tax-exempt for a limit period between two to ten years depending on the location of the enterprise or taxable at a tax rate of 10% for a 10 years period. The Company cannot assure that it will continue to qualify as a FIC in the future or that the benefits described herein will be granted in the future.
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
In parallel to the above amendment, the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax on the distribution or release within a year from such amendment of tax-exempt profits derived by Approved and Benefited Enterprises, which we refer to as Exempt Profits (the “Temporary Provision"). The amount of the reduced tax will be determined based on a formula. In order to qualify for the reduction, the Company must invest certain amounts in productive assets and research and development in Israel.
Following a recent Israeli district court ruling (which is subject to deliberation of the Supreme Court), certain transactions (such as acquisitions and intercompany loans) may be treated as deemed dividend distributions for the purpose of the Encouragement Law triggering corporate tax on the respective amount of the transaction.
On November 13, 2022, according to the Temporary Provision, the Company released an amount of approximately $44.8 million out of its Exempt Profits and accordingly paid reduced tax of approximately $2.9 million.
As of December 31, 2023, remaining tax-exempt income of approximately $157.6 million is attributable to the Company’s various Approved and Beneficiary Enterprise programs. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and taxes of approximately $15.8 million would be incurred as of December 31, 2023.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tax incentives programs which may be relevant for the company starting from financial year 2021
A January 2011 amendment to the Investment Law (the “2011 Amendment”) created alternative benefit tracks to those previously in place, as follows: an investment grants track designed for enterprises located in certain development zones and two new tax benefits tracks (“Preferred Enterprise” and “Special Preferred Enterprise”), which provide for application of a unified tax rate to all preferred income of the Company, as defined in the Investment Law.
The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) effective as of January 1, 2011 and thereafter. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance, and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 16% with respect to its preferred income attributed to its Preferred Enterprise, unless the Preferred Enterprise was located in a certain development zone, in which case the rate was 9%. In 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a certain development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%.
Dividends paid out of preferred income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20%, or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply.

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
The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. The tax rate is further reduced to7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israeli Innovation Authority, to which we refer as the IIA.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.
In 2021, the Company noticed the Israeli tax authorities that it waived the Approved / Beneficiary Enterprise regime starting from tax year 2021. The Company is currently considering its qualification for the 2017 Amendment and the term and degree to which it may be qualified as a Preferred Technology Enterprise or Special Preferred Technology Enterprise.
Pillar Two Taxation
The OECD introduced Base Erosion and Profit Shifting (“BEPS”) Pillar Two rules that impose a global minimum tax rate of 15% for large multinational corporations. On December 12, 2022, the EU Council announced that EU member states had reached an agreement to implement the minimum taxation component of 15% of the OECD’s reform of international taxation. Other countries have also enacted or are expected to enact legislation to be effective as early as January 1, 2024, with general implementation of a global minimum tax by January 1, 2025. The OECD continues to release additional guidance and the Company is monitoring the new rules and country agreements. The Company is currently evaluating the potential impact on its consolidated financial statements and related disclosures and does not expect Pillar Two to have a material impact on its effective tax rate or consolidated financial statements in the foreseeable future.

Note 11. Commitments and contingencies
Legal proceedings
Litigation with Nano Dimension regarding Stratasys’ Rights Plan and Nano Dimension’s tender offer
On April 25, 2023, the Company was named as a defendant in an action filed by Nano in the Tel-Aviv District Court in which Nano sought declaratory relief declaring that Stratasys’ shareholder rights plan is both illegal and void, and also requested a court order enjoining the Company and its directors from intervening with, or hindering in any way, a tender offer that Nano at the time intended to launch to acquire Stratasys ordinary shares.

On June 8, 2023, in its statement of defense, the Company rejected all of Nano’s claims, stating, among other things, that there was a substantial change of circumstance since Nano’s action was filed due to Stratasys’ entry into the Desktop Metal Merger Agreement on May 25, 2023 and the launch of Nano’s tender offer on May 25, 2023. The Company argued that its rights plan is legal under Israeli law, and that due to the many flaws and unlawful conditions of Nano’s tender offer and Nano’s conduct and circumstances, The Company’s board was obligated to get involved and protect the Company and its shareholders. The Company also submitted a counterclaim to the court, seeking an order restraining Nano from completing its tender offer until certain conditions were to be fulfilled.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
On July 18, 2023, in the context of an interim procedural decision, the Israeli court took the opportunity to express its preliminary view on the legality of shareholder rights plans for Israeli companies. The court indicated that it is inclined to view rights plans as permissible under Israeli law; that the adoption of a rights plan by a board should be viewed “with suspicion”; and that the board would bear the burden of proving certain matters related to the adoption of such a plan.

After Nano’s tender offer expired on July 31, 2023, the Tel-Aviv District Court decided that the litigation should be put on hold. On October 10, 2023, the court issued an order instructing the parties to inform it whether they consent to the dismissal of the claim and counter-claim, with no order for costs. On November 15, 2023, Nano informed the court that it requests to resume the proceedings. On December 19, 2023, the court issued an order noting that, from the parties' written submissions, it is appropriate to rule upon one critical question: whether, under Israeli law, a company can adopt a ‘poison pill’ (i.e., a shareholder rights plan). The court further noted that Nano should consider either amending its claim or withdrawing it and filing a new one. The court emphasized that no new evidence will be allowed and that should Nano choose to proceed with the current action, the only question to be considered by the court is the validity of the poison pill under Israeli law. Nano is due to file its position paper with the court by March 17, 2024.

Litigation with Nano Dimension regarding Stratasys board election
In a separate action, on July 13, 2023, Nano filed a motion in an Israeli court requesting that the court order, among other things, that (i) the Company correct the agenda sent out to its shareholders in advance of an annual general shareholder meeting scheduled for August 8, 2023, so that the agenda would include Nano’s individual director nominees for the Company’s board, and (ii) the Company issue a new proxy statement and proxy card for the annual general shareholder meeting.

On July 28, 2023, Nano issued a press release in which it announced that it intends to withdraw its nominees for the Company’s board, which Nano reiterated in a press release that it issued on August 1, 2023.
On September 26, 2023, at the parties’ request, the court dismissed the proceedings, without prejudice.

Ordinary course litigation
In addition to the foregoing litigations, the Company is also a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.
Royalty commitments
As part of its acquisition of XAAR 3D on November 1, 2021, the Company assumed a royalty liability to a third party in respect of the developed technology. Such liability was recorded based on a fair value estimate, which was determined using the valuation model used to value the developed technology and is recorded under other non-current liabilities. As of December 31, 2023 and 2022 the royalty liability amounted to $8.4 millions, $9.3 millions, respectively.

Note 12. Equity
a.Share capital
The Company’s issued share capital is composed of ordinary shares NIS 0.01 par value per share. Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company’s ordinary shares are traded in the United States on the Nasdaq Global Select Market under the ticker symbol “SSYS”. As of December 31, 2023 and 2022, there were 69,656 thousand ordinary shares and 67,086 thousand ordinary shares issued and outstanding, respectively. The increase in the issued and outstanding ordinary shares during 2023 was attributable to exercises of stock options and RSUs under the Company’s stock-based compensation plans (including its ESPP). During 2022 the reserve pool under the 2022 Plan was increased by 1.5 million shares.

b.Stock-based compensation plans
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
As of December 31, 2023, there were an aggregate of 8,534,204 ordinary shares subject to outstanding awards under the 2012 Plan, and no further shares available for future equity awards under the 2012 plan, as all remaining shares under the plan were transferred to the new 2022 Plan (as described below) upon the expiration of the 2012 Plan. All outstanding awards under the 2012 Plan continue to remain subject to the terms of the 2012 Plan, but upon cancellation, forfeiture or expiration of any such awards for any reason, the underlying shares will be automatically transferred and added to the pool of shares available for issuance under the 2022 Plan.
The Stratasys Ltd. 2022 Share Incentive Plan (the “2022 Plan”) became effective upon approval by the Company’s shareholders at the Company’s 2022 annual general meeting of shareholders that took place on September 15, 2022. The 2022 Plan provides for the grant of options, restricted shares, RSUs, PSUs and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2022 Plan, options, RSUs and PSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable and RSUs are vested over the requisite service period, which is normally a four-year period beginning on the grant date, subject to continued service to the Company. PSUs are vested only upon the achievement of certain pre-determined performance metrics. Once the performance metrics are met, vesting of PSUs is subject to continued service to the Company over the requisite service period, which is normally a two-year to four-year period. As of December 31, 2023, 518,103 ordinary shares were subject to existing awards under the 2022 Plan, including shares that may be rolled over from the Stratasys 2012 Plan, were available for future equity awards under the 2022 Plan.

Stock options
A summary of the stock option activity for the year ended December 31, 2023 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2022	1,619,559	$27.62
Granted	66,811	13.99
Exercised	(2,898)	3.57
Forfeited	(322,820)	54.20
Options outstanding as of December 31, 2023	1,360,652	$20.67
Options exercisable as of December 31, 2023	1,013,621	$22.25

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about stock options outstanding at December 31, 2023:

		Options Outstanding			Options Exercisable
Range of Exercise Prices		Outstanding options at December 31, 2023	Weighted- Average Remaining Contractual Life in Years	Weighted- Average Exercise Price	Exercisable options at December 31, 2023	Weighted-Average Exercise Price
$3.52	$19.61	523,052	6.68	$16.11	176,021	$16.22
$19.66	$22.28	584,275	3.56	20.42	584,275	20.42
$22.47	$103.36	253,059	2.75	30.57	253,059	30.57
$114.03	$114.11	266	0.42	114.08	266	114.08
		1,360,652	4.61	$20.67	1,013,621	$22.25

Aggregate intrinsic value (U.S. $ in thousands)		$121			$90
As of December 31, 2023, the weighted-average remaining contractual life of exercisable options was 3.9 year. The total intrinsic value of options exercised during 2023, 2022 and 2021 was approximately $0.0 million, $0.30 million and $5.19 million, respectively.
The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2023, 2022 and 2021. The following assumptions were applied in determining the options’ fair value on their grant date:

	2023			2022			2021
Risk-free interest rate	4.1%	—	4.7%	3.6%	—	3.9%	1.3%	—	1.3%
Expected option term (years)	5.5			5.5			5.1
Expected share price volatility	61.0%	—	61.2%	60.3%	—	61.4%	58.7%	—	58.7%
Dividend yield	—			—			—
Weighted average grant date fair value	$9.75			$7.42			$14.75
As of December 31, 2023, the Company had 347,031 unvested options. As of December 31, 2023, the unrecognized compensation cost related to all unvested, equity- classified stock options of $642,154 is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.0 years.

Restricted Stock Units and Performance Stock Units
A summary of the Company’s RSUs and PSUs activity for the year ended December 31, 2023 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested RSUs and PSUs outstanding as of December 31, 2022	3,496,099	$23.98
Granted	2,384,995	13.27
Vested	(1,676,389)	22.96
Forfeited	(362,473)	22.14
Unvested RSUs and PSUs outstanding as of December 31, 2023	3,842,232	$17.95

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The total vesting-date value of equity classified RSUs vested during 2023 was $23.8 million. As of December 31, 2023, the unrecognized compensation cost related to all unvested equity classified RSUs and PSUs of $51.5 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.5 years.
Stock-based compensation expense for stock options and equity classified RSUs included in the Company’s Statements of Operations and Comprehensive Loss were allocated as follows:

	2023	2022	2021
	(U.S. $ in thousands)
Cost of revenues	$3,701	$4,082	$3,093
Research and development, net	7,932	7,113	6,564
Selling, general and administrative	19,981	22,266	21,320
	$31,614	$33,461	$30,977

Employee Stock Purchase Plan
In October 2021, the Company adopted the 2021 Employee Stock Purchase Plan (the “ESPP”). As of December 31, 2023, the maximum aggregate number of ordinary shares that may be purchased initially under the ESPP was 5,200,000 shares.
The ESPP is implemented through an offering every six months. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase ordinary shares. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the beginning of each offering period or on the purchase date.
As of December 31, 2023, 812,101 ordinary shares had been purchased under the ESPP.
As of December 31, 2023, 4,387,899 ordinary shares are available for future issuance under the ESPP.
In accordance with ASC Topic 718, the ESPP is considered compensatory and, as such, results in recognition of stock-based compensation expenses.

c.Accumulated other comprehensive loss
The following tables present the changes in the components of accumulated other comprehensive loss, net of taxes for the years ended December 31, 2023, 2022 and 2021:

	December 31, 2023
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2023	$(299)	$(12,519)	$(12,818)
Other comprehensive loss before reclassifications	(1,797)	3,650	1,853
Amounts reclassified from accumulated other comprehensive loss	3,886	—	3,886
Other comprehensive income (loss), net of tax	2,089	3,650	5,739
Balance as of December 31, 2023	$1,790	$(8,869)	$(7,079)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2022
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2022	$1,572	$(10,343)	$(8,771)
Other comprehensive loss before reclassifications	(1,566)	(2,176)	(3,742)
Amounts reclassified from accumulated other comprehensive loss	(305)	—	(305)
Other comprehensive income (loss), net of tax	(1,871)	(2,176)	(4,047)
Balance as of December 31, 2022	$(299)	$(12,519)	$(12,818)

	December 31, 2021
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands

Balance as of January 1, 2021	$(1,673)	$(7,173)	$(8,846)
Other comprehensive loss before reclassifications	3,668	(2,603)	1,065
Amounts reclassified from accumulated other comprehensive loss	(423)	(567)	(990)
Other comprehensive income (loss), net of tax	3,245	(3,170)	75
Balance as of December 31, 2021	$1,572	$(10,343)	$(8,771)
d.Rights plan
On July 24, 2022, the Company’s Board of Directors adopted a shareholder rights plan (the “Initial Rights Plan”) to protect the interests of the Company’s shareholders. Each Right entitled the registered holder thereof to purchase from the Company one ordinary share at a price of NIS 0.01 per share, subject to adjustment, once the Rights were to become exercisable, and subject to the exercise terms and conditions thereof described in a related Rights Agreement, dated as of July 25, 2022, between the Company and Continental Stock Transfer & Trust Company, as rights agent. The Rights were to become exercisable only if an entity, person, or group were to acquire beneficial ownership of 15% or more of the Company’s outstanding ordinary shares in a transaction not approved by the Company’s Board of Directors. The Initial Rights Plan initially had a 364-day term, expiring on July 24, 2023, which was extended to December 31, 2023. Under a Third Amendment to Rights Agreement, entered into on December 21, 2023, the Initial Rights Plan and related Rights Agreement were terminated in conjunction with the adoption of the New Rights Plan (as described below).

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
On December 21, 2023, prior to the expiration of the Initial Rights Plan, the Company’s Board of Directors unanimously adopted a limited-duration shareholder rights plan (the “New Rights Plan”, together with the Initial Rights Plan, collectively, the “Rights Plans”) to protect the interests of the Company’s shareholders, in replacement of the Initial Rights Plan. The New Rights Plan expires on December 19, 2024. The New Rights Plan, if triggered, will significantly dilute the ownership of any entity, person or group that acquires beneficial ownership of 15% or more of the Company’s outstanding ordinary shares in a transaction not approved by the Company’s Board of Directors. The New Rights Plan contains enhanced shareholder protections that are intended to limit the scope of the New Rights Plan. The New Rights Plan is designed to give all of the Company’s shareholders (other than an offeror) a way to voice their position directly to the Company’s Board of Directors on certain types of offers and whether the plan should apply to those offers, and in other circumstances to exempt an offer from the plan altogether.
The adoption of the Rights Plans was intended to protect the long-term interests of Stratasys and all Stratasys shareholders. The Rights Plans were designed to reduce the likelihood that any entity, person, or group would gain control of, or significant influence over, Stratasys through the open-market accumulation of the Company’s shares without appropriately compensating all Stratasys shareholders for control. The Rights Plans were meant to encourage anyone seeking to gain a significant interest in Stratasys to negotiate directly with the Company’s Board of Directors prior to attempting to control or significantly influence the Company. Further to those goals, the Rights could cause substantial dilution to a person or group that would acquire 15% or more of the ordinary shares of the Company or any existing holder of 15% or more of the ordinary shares who would acquire any additional ordinary shares.
e.Public offering of ordinary shares
During March 2021, the Company completed a public offering of its ordinary shares in an amount of $218.9 million, net of $11.1 million underwriting discounts and offering expenses. The total number of shares sold by the Company in the public offering was 7,931,034. The Company recorded a deferred tax asset in respect of a tax benefit, arising from the underwriting discounts and offering expenses, as an increase to Additional Paid-In Capital.
Note 13. Derivatives and Hedging Activities
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
The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Fair Value		Notional Amount
		Dec 31,	Dec 31,	Dec 31,	Dec 31,
		2023	2022	2023	2022
		U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$164	$159	$82,873	$101,733
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	2,087	3	51,830	4,900
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(51)	(38)	21,168	16,751
Liability derivatives -Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	(657)	(1,640)	74,054	72,273
		$1,543	$(1,516)	$229,925	$195,657

Foreign exchange contracts not designated as hedging instruments
As of December 31, 2023, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $104.0 million and were used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the “NIS”),British Pound, Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, gain of $0.5 million and gain of $2.1 million were recognized under financial income (expenses) , net for the years ended December 31, 2023 and 2022, respectively. Such gains partially offset the revaluation losses of the balance sheet items, which are also recognized under financial income (expenses), net.
Cash Flow Hedging—Hedges of Forecasted Foreign Currency Payroll and other operating expenses
As of December 31, 2023 and 2022, the Company had in effect foreign exchange forward contracts for the conversion of $46.2 million and $64.4 million, respectively, into NIS. These foreign exchange forward contracts were designated as cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in New Israeli Shekels. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.
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
As of December 31, 2023, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of €72.0 million into dollars.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

	Revenues		Cost of sales		Research and development, net		Selling, general and administrative		Financial (expenses) income, net		Other comprehensive income
	December 31,		December 31,		December 31,		December 31,		December 31,		December 31,
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	U.S. $ in thousands
Line items in which effects of hedges are recorded	$627,598	$651,483	$360,574	$375,016	$94,425	$92,876	$260,179	$240,750	$(2,993)	$(229)	$5,739	$(4,047)
Foreign exchange contracts designated as hedging instrument	1,578	3,625	472	243	1,604	950	3,030	1,941	—	—	(1,797)	(1,566)
Foreign exchange contracts not designated as hedging instrument	—	—	—	—	—	—	—	—	(470)	(2,125)	—	—
Note 14. Entity-Wide Disclosure

Revenues by geographic area for the years ended December 31, 2023, 2022 and 2021 were as follows*:

	Year ended December 31,
	2023	2022	2021
	(U.S. $ in thousands)
Americas (primarily the United States)	$389,770	$415,428	$388,323
EMEA**	155,942	141,660	130,296
Asia Pacific	81,886	94,395	88,600
	$627,598	$651,483	$607,219

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
* Revenues are attributed to geographic areas based on the location of customer.
** Revenues in Israel amounted to $5.5 million and $5.4 million for the years ended December 31, 2023 and 2022, respectively and are included under the EMEA region in the above table.
No single customer accounted for 10% or more of Company’s total revenues, or Company’s net accounts receivable, in any fiscal year presented.
Property, plant and equipment and right-of-use assets of lessees by geographical area were as follows:

	Year Ended December 31,
	2023	2022

Americas (primarily the United States)	$59,473	$63,158
EMEA	153,749	146,208
Asia Pacific	3,225	3,819
	$216,447	$213,185

Property, plant and equipment that were located in Israel amounted to $126.2 million and $130.6 million for the years ended December 31, 2023 and 2022, respectively and are included under the EMEA region in the above table.
Right-of-use assets of lessees that were located in Israel amounted to $0.8 million and $1.0 million for the years ended December 31, 2023 and 2022 respectively and are included under the EMEA region in the above table.

Note 15. Net loss per Share

The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2023	2022	2021
	(In thousands, except per share amounts)
Numerator:
Net loss attributable to Stratasys Ltd. for basic and diluted net loss per share	$(123,074)	$(28,974)	$(61,982)

Denominator:
Weighted average shares – denominator for basic and diluted net loss per share	68,666	66,491	63,471

Net loss per share Basic and diluted	$(1.79)	$(0.44)	$(0.98)

The computation of diluted net loss per share for the years ended December 31, 2023, 2022 and 2021 excluded share awards of 5.2 million, 5.1 million and 4.8 million, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 16. Leases
The Company’s operating lease expenses are recognized on a straight-line basis. Operating lease cost for the years ended December 31, 2023, 2022 and 2021, were as follows:

	December 31,
	2023	2022	2021
	(U.S. $ in thousands)
Operating lease cost:
Fixed payments and variable payments that depend on an index or rate	$10,090	$8,951	$10,196
Total operating lease cost	10,090	$8,951	$10,196
Cash flow and other information related to operating leases were as follows:

	December 31,
	2023	2022	2021
	(U.S. $ in thousands)
Cash paid for amounts included in the measurement of lease liabilities	$8,885	$8,372	$9,829
Right-of-use assets obtained in exchange for new operating lease liabilities	$7,142	$12,057	$5,955

	December 31,
	2023	2022	2021
	(U.S. $ in thousands)
Weighted-average remaining lease term — operating leases	4.73 years	4.11 years	2.59 years
Weighted-average discount rate — operating leases	4.47%	4.17%	4.58%

Maturities of operating lease liabilities were as follows:

December 31,
2023
(U.S. $ in thousands)
2024	$6,554
2025	4,035
2026	2,628
2027	2,109
2028 / and thereafter	5,229
Total operating lease payments	20,555
Less: imputed interest	(1,895)
Present value of lease liabilities	$18,660

ITEM 19. EXHIBITS.
INDEX OF ATTACHED EXHIBITS

Exhibit Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd.[1]
1.2	Memorandum of Association of Stratasys Ltd. (formerly known as Objet Ltd.)[2]
2.1	Specimen ordinary share certificate of Stratasys Ltd.[3]
2.2	Description of ordinary shares of Stratasys Ltd*
2.3	Shareholder Rights Agreement, dated December 21, 2023, by and between Stratasys Ltd. and Continental Stock Transfer & Trust Company[4]
4.1	Stratasys Ltd. 2022 Share Incentive Plan, as amended[5]
4.2	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan, as amended[6]
4.3	Stratasys Ltd. 2021 Employee Share Purchase Plan[7]
4.4	Form of Indemnification Agreement by and between Stratasys Ltd. (formerly known as Objet Ltd.) and each of its directors and executive officers[8]
4.5	OEM Purchase and License Agreement,effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and RicohPrinting Systems America, Inc.[9]
4.6	Assignment, dated June 1, 1994, from S. Scott Crump, James W. Comb, William R. Priedeman, Jr., and Robert Zinniel to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a process and apparatus of support removal for three-dimensional modeling[10]
4.7	Stratasys Ltd. Compensation Policy for Executive Officers and Directors[11]
4.8	Employment Agreement, effective as of February 18, 2020, by and between Stratasys Ltd. and Yoav Zeif[12]
8.1	Subsidiary List of Stratasys Ltd.*
12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm*
97.1	Stratasys Ltd. Policy for Recovery of Erroneously Awarded Compensation*
101
The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2023 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2023 and 2022; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

104	Cover Page Interactive Data File

*Filed herewith
# Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.
1 Incorporated by reference to Appendix A to the registrant’s proxy statement for its February 3, 2015 extraordinary general meeting of shareholders, attached as Exhibit a 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on January 6, 2015
2 Incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012
3 Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on August 6, 2012
4 Incorporated by reference to Exhibit 4.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on December 21, 2023
5 Incorporated by reference to Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on August 26, 2022
6 Incorporated by reference to Exhibit 4.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 3, 2023
7 Incorporated by reference to Appendix A to the registrant’s proxy statement for its 2021 annual general meeting of shareholders, attached as Exhibit 99.2 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on October 13, 2021
8 Incorporated by reference to Exhibit 10.7 to the registrant’s registration statement on Form F-4, SEC File No. 333- 182025, filed with the SEC on June 8, 2012
9 Incorporated by reference to Exhibit 10.10 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012
10 Incorporated by reference to Amendment No. 1 to Stratasys, Inc.’s registration statement on Form SB-2 (SEC File No. 333-99108) filed with the SEC on December 20, 1995
11 Incorporated by reference to Appendix B to the registrant’s proxy statement for its 2021 annual general meeting of shareholders, attached as Exhibit 99.2 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on October 13, 2021
12 Incorporated by reference to Exhibit 4.8 to the registrant’s annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 26, 2020

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

STRATASYS LTD.

/s/ Yoav Zeif Yoav Zeif
Chief Executive Officer March 11, 2024