Form 20-F
period 2024-12-31
STRATASYS LTD.
filed 2025-03-06
CIK 1517396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ........................................
Commission file number 001-35751
STRATASYS LTD.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Israel
(Jurisdiction of incorporation or Organization)

c/o Stratasys, Inc	1 Holtzman Street,
5995 Opus Parkway	Science Park
Minnetonka,	P.O. Box 2496
Minnesota	Rehovot,
55343	Israel
76124
(Address of Principal Executive Offices)
Richard Garrity, Chief Business Unit Officer
Tel: (952) 937-3000
E-mail: rich.garrity@stratasys.com
5995 Opus Parkway, Minnetonka, Minnesota 55343
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
71,716,159 Ordinary Shares, NIS 0.01 par value, (which excludes 266,018 Treasury shares), at December 31, 2024.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☒
Non-accelerated filer ☐ Emerging Growth Company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
•global macro-economic factors and their impact on our industry, including relatively high interest rates, any lingering inflationary conditions, potentially unfavorable currency exchange rates and tight credit conditions, which could continue to reduce the capital expenditure budgets of our customers and potential customers;
•changes in our overall strategy, including as related to the focused restructuring actions that we have been implementing to streamline operations and enhance our go-to-market strategy;
•the impact of shifts in prices or margins of the products that we sell or services we provide, including due to a shift towards lower margin products or services;
•the impact of competition and new technologies, and developments involving competitors in our industry, which could impact potential merger and acquisition activity involving us and other companies in our industry;
•whether we successfully complete the PIPE transaction whereby Fortissimo Capital will invest $120 million in our company, which could impact our available capital for value-enhancing, inorganic opportunities in the 3D printing industry;
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
•the degree to which our company’s operations remain resistant to potential adverse effects of Israel’s war against the terrorist organization Hamas and Hezbollah, and, intermittently, Iran and the Houthis in Yemen;
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
•impact of tax regulations on our results of operations and financial conditions; and
•those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”, as well as in other portions of this annual report.
Readers are urged to carefully review and consider the various disclosures made throughout this annual report and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.
Any forward-looking statements in this annual report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF TRADE NAMES
Unless the context otherwise indicates or requires, "Stratasys", "PolyJet", "J8 Series", "J850", "J55", "J35", "Vero", "TrueDent", "FDM", "Fortus", “F3300”, "F900", "F370", "Fortus 450mc", "F123 Series", "F770", "Origin", "Origin One", "P3", "Stratasys Direct Manufacturing", "GrabCAD", "GrabCAD Print", "GrabCAD Shop", "GrabCAD Streamline Pro", "OpenAM", "DentaJet", "MediJet", "Digital Anatomy", "TissueMatrix", "GelMatrix", "BoneMatrix", "Neo", "Neo800", "Neo450", "H350", "H Series", "SAF", "Somos", "WaterShed", "PerFORM", "Addigy" and all product names and trade names used by us in this annual report are our trademarks and service marks, which may be registered in certain jurisdictions. Although we have sometimes omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved. Furthermore, the Stratasys Signet design logo is our property. This annual report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

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
•Global macro-economic factors such as relatively high interest rates and any lingering inflationary conditions, may have material adverse consequences for our operations, financial position, and cash flows, primarily by continuing to reduce the capital expenditure budgets of our customers and potential customers.
•Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.
•The focused restructuring actions that we have been implementing to streamline operations and enhance our go-to-market strategy do not guarantee significant improvements to our results of operations over the long term.
•To the extent that other companies are successful in developing or marketing consumables for use in our systems, our revenues and profits would likely be adversely affected.
•If our product mix shifts too far into lower margin products or our revenues mix shifts significantly towards our additive manufacturing (“AM”) services business, our profitability could be reduced.
•Competition and new technologies may cut into our market share, especially if any competitors in our industry combine with one another successfully.
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
•New import tariffs imposed by the United States and retaliatory responses from other countries could significantly increase the prices we pay for raw materials and adversely impact demand for our products and services in industries and countries in which our affected customers operate.
•Global market, political and economic conditions, and in the countries in which we operate in particular, could adversely impact our operating results.
•Potential hostile actions by a shareholder or other third party, including a potential additional unsolicited tender offer, or a potential additional attempt to remove and replace our directors with its own nominees, could materially adversely impact our shareholders’ investment in our company and could also strain our cash resources.
•Significant disruptions of our information technology systems, including management information systems for inventory management and distribution, or breaches of our data security could adversely affect our business.
•We own a number of our manufacturing and office facilities, which may limit our ability to move our operations.
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
Risks related to operations in Israel
•Israel’s war against the terrorist organizations Hamas and Hezbollah and, intermittently, Iran, and its hostilities with additional regional terrorist groups may adversely affect our operations.
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
•The market price of our ordinary shares has experienced significant decline over time, and we cannot guarantee when and whether it will recover.
•There are risks associated with our share repurchase program.
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
The operating results and financial condition of our company have fluctuated from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. We do not always have visibility as to the expected movements of the global economy and, consequently, as to the expected changes in our operating results over time. This began during the COVID pandemic, during which we began analyzing our quarterly results on a linear basis, comparing consecutive quarters with one another, in addition to comparing each quarter with the corresponding quarter of the previous year, thereby enabling us to track the most updated economic trends and their impact on our operating results.After having suspended providing quarterly or annual guidance in the second quarter of 2020, we returned to providing guidance (initially, on a more limited basis) in subsequent years. However, if our operating results do not meet that guidance or the expectations of securities analysts or investors, the market price of our ordinary shares will likely decline, as occurred following our announcement of our operating results for each of the first two quarters of 2024.

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
•development of new competitive products and services by others, and whether those products and services draw from our market share;
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
Adverse macro-economic trends such as inflation and relatively high interest rates have had adverse impacts, and may continue to adversely impact, our sales, our business, results of operations and financial condition.
The global economic environment has been adversely impacting our revenues and results of operations in recent periods. The lingering impact of inflation, which, while having declined recently, was high in recent years and increased the prices of goods and services, has eaten into the capital budgets of our customers and potential customers, who have less money to invest in our systems. Relatively high interest rates, which were implemented by central banks to curb inflation, while having been reduced partially recently, have worsened credit/financing conditions for our customers and adversely impacted their ability to purchase our products. In certain cases, shifts in interest rates have impacted investor preferences as to investments in different countries, which has triggered shifts in exchange rates between various currencies, which has, in turn, exerted an unsteady impact on our results of operations.
Since 2022, these macro-economic trends have been adversely impacting our target markets and our results of operations.
In light of these uncertainties, we continue to utilize cost-control measures that we first implemented in February 2020, when the COVID-19 pandemic began, some of which we have maintained in place since that time. Our restructuring program, announced in August 2024, attempts to counteract negative macroeconomic trends with greater efficiency on our part, including a downsize in our workforce by approximately 15% in the last four months of 2024 and a decision to focus on the highest growth potential products, materials and software solutions.
While we believe that in light of our restructuring plan, we remain well-positioned to withstand the current adverse macro-economic trends, given our balance sheet (primarily due to our cash reserves and lack of debt) and our emphasis on operational efficiencies and execution, we continue to monitor the situation, assessing further implications for our operations, supply chain, liquidity, cash flow and customer orders, in an effort to mitigate potential new adverse consequences should they arise. However, there is no assurance that we will continue to succeed at doing so.
Given the uncertainties associated with macroeconomic conditions, it is difficult to fully predict the magnitude of their effects on our, and our business partners’, business, financial condition and results of operations.

The guidance that we provide for 2025 and for future periods (including medium term guidance) may lack the degree of certainty that we once had in providing guidance, due to the number of variables surrounding the current macro-economic environment.
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
Certain of our operating costs are fixed and cannot readily be reduced, which diminishes the positive impact of our reorganization programs on our operating results. As the market for our products has slowed in recent periods, and the 3D printing market has not grown as much as expected, if that trend were to continue, we would be faced with excess manufacturing capacity and excess related costs that cannot readily be reduced, which will adversely impact our results of operations. The impact of higher inflation in recent years on the cost of producing and selling our products has also made it more difficult for us to maintain our profit margins and thereby also adversely impacting our results of operations.
The focused restructuring actions that we have been implementing to streamline operations and enhance our go-to-market strategy may not yield significant enhancement to our short-term revenues.
Our focused restructuring program, announced in August 2024 and implemented since that time, attempts to counteract negative macroeconomic trends with greater efficiency on our part, including a downsize in our workforce by approximately 15% in the last four months of 2024 and a decision to focus on the highest growth potential use cases, products, materials and software solutions.
While we believe that this restructuring program enables us to withstand current challenging macro-economic conditions, by emphasizing operational efficiencies, execution and better profitability, there is no guarantee that we will see a significant improvement in our revenues over the short term. Ultimately, to a certain extent, we are impacted by the market for 3D printing generally and need that market to return to its prior trend of growth for our revenues to once again grow, which would also improve our other measures of operating performance. In the interim, we continue to monitor the situation, assessing further implications of the relatively stagnant period for 3D printing for our operations, supply chain, liquidity, cash flow and customer orders, in an effort to mitigate potential new adverse consequences should they arise. There is no guarantee as to when capital spending in the 3D printing will recover.

To the extent that other companies are successful in developing or marketing consumables for use in our systems, our revenues and profits would likely be adversely affected.
We sell a substantial portion of the consumables used in our systems. Our consumables have been a source of increased revenues for us. We attempt to protect against replication of our proprietary consumables through differentiation patents and trade secrets and provide that warranties on those systems may be invalid if customers use non-genuine consumables. We have also acquired companies that sell our materials, as a means to broaden our official materials offerings. Other companies have nevertheless developed and sold, and may continue to develop and sell, consumables that are used with our systems, which may reduce our consumables sales and impair our overall revenues and profitability.
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
We compete with a wide variety of producers of systems that create end-use parts, 3D printed models, prototypes, manufacturing aids, and medical guides and end-use parts as well as producers of materials, services and software for these systems, including both additive and subtractive manufacturing methodologies, such as metal extrusion, computer-controlled machining and manual modeling techniques. Our leading 3D systems competitors currently consists of other manufacturers of systems for prototype development and manufacturing processes, including Formlabs, 3D Systems Corporation, Carbon, HP, EOS GmbH, Markforged and Desktop Metal, as well as new entrants such as Bambu Lab. For our AM parts and services business, our leading competitors include of 3D Systems, Materialise, Protolabs and other service providers. We may face additional competition in the future from other new entrants into the marketplace, including companies that may have significantly greater resources than we have that may become new market entrants or may enter through acquisition or strategic or marketing partnerships with current competitors.
Some of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in end-user demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). Some of our current and potential competitors are engaged in value adding acquisitions, such as the prospective acquisition, by Nano Dimension Ltd., or Nano, of Desktop Metal (announced in July 2024) and Markforged (announced in September 2024), each of which, if completed, would create a more significant player.

We cannot assure that we will be able to maintain or enhance our current competitive position or continue to compete successfully against current and future sources of competition
If additional goodwill or other intangible assets that we have recorded become impaired, we could have to take future charges against earnings
As of December 31, 2024, the carrying value of all of our goodwill and other intangible assets was approximately $205.3 million compared to a carrying value of $227.8 million as of December 31, 2023.
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
Our success depends upon the continued service and performance of our senior management and other key personnel. Our executive team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior executive team could delay or prevent the successful implementation of our strategy, or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Towards the end of 2024, as part of our organizational restructuring, we reduced the size of our Core Leadership Team. There can be no assurance that we will be able to maintain our small Leadership Team in the future, and if we need to fill additional management positions in the future, that we will be able to rapidly do so, without any adverse impact on our operations.
Our dependence on key employees extends beyond our senior executive team, to our highly skilled scientific, technical (including software) and sales personnel. Our principal research and development as well as significant elements of our general and administrative activities are conducted at one of our two headquarters. In Israel, we face significant competition for suitably skilled employees in Israel. While there has been intense competition for qualified human resources in the Israeli high-tech industry historically (including the additive manufacturing, or AM, industry in which we operate), the industry experienced record growth and activity in the last couple of years, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused an increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a shortage of skilled human capital, including engineering, research and development, software, sales and customer support personnel. This trend has moderated in 2024. On the one hand, the ongoing war has resulted in the calling into active duty of reservists, thereby reducing the available Israeli workforce. On the other hand, economic activity slowed for periods of the war, thereby reducing demand for skilled human capital. Similar shortages of key personnel also exist in the regions surrounding our Minnesota facilities. Companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. If we cannot attract and retain sufficiently qualified technical employees for our research and development and/or product development activities (including for the software in our products), we may be unable to achieve the synergies expected from mergers and acquisitions that we may effect from time to time, or to develop and commercialize new products or new applications for existing products.
In addition, as a result of the competition for qualified human resources, the Israeli high-tech and other high-tech markets have also experienced, in the recent past, and may once again experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. During 2024 our share price decreased significantly and many of our key employees who received restricted share units, or RSUs, in previous years, saw their value diminish, which could heighten the risk of employee attrition.
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
We may experience significant delays or obstacles to realizing the success of our product offerings.
Our products aim to leverage our proprietary additive manufacturing technologies and materials to grow the market for existing applications in the dental market and identify, develop and/or commercialize future solutions in the medical and dental markets spanning dentistry, orthodontics, dermatology, orthopedics, cardiology, plastic surgery. These businesses operate in a highly competitive space which may make it difficult for us to implement business plans and expectations and identify and realize opportunities. In addition, their technology, products, materials, and applications may be subject to strict regulatory requirements in the United States and other countries. The regulatory approval or clearance process may be lengthy and costly, and regulatory requirements may impact the timing of, or our ability to, commercialize the regulated technology, products, materials, and applications. The success of these parts of our business will also depend on our ability to attract, hire, and retain qualified personnel, establish sales, marketing and distribution infrastructure, and establish and maintain supply and manufacturing relationships.
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
Our business relies on an efficient and effective supply chain, including delivery of raw materials and parts for our 3D printing systems, and the manufacture and transport of those systems to resellers or end-users (as applicable). Global supply chains have generally been functioning at normal levels in recent times, however periodic delays and interruptions, similar to those caused by the recent Houthis attacks in the area of the Red Sea-Suez Canal trade route, could once again adversely the distribution of our products. That may also result in higher out-of-stock inventory positions due to difficulties in timely obtaining raw materials and parts from our suppliers, as well as transportation of our products after manufacture to our distribution destinations. Further, as a result of such delays, we may need to source raw materials and parts from different geographic locations or manufacturers, which could result in, among other things, higher product costs, increased transportation costs, delays in sales of our products or lower quality of our products. The adverse impact of these irregularities in our supply chain on our ability to distribute our 3D printing systems may be most acute for systems that are based on our three recently-acquired technologies, where we have just recently implemented our distribution channels.
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
Our business model is dependent in part on our ability to maintain a differentiated portfolio of proprietary consumables, and to increase our sales of our proprietary and third-party consumables and service contracts as that generates recurring revenues. Our consumables have been a source of increased revenues for us. However, existing and future end-users of our systems may not purchase our consumables or related service contracts at the same rate at which end-users currently purchase those consumables and services. In addition, the use of our systems for prototyping applications, which is often carried out with entry-level systems generally requires a lower volume of consumables relative to the use of our systems for manufacturing, which is usually carried out with our higher end systems. If our current and future end-users do not transition towards manufacturing applications for our systems that are handled through our high end systems and do not, therefore, purchase a higher volume of our consumables, or if our end users do not enter into an increasing number of service contracts with us, our recurring revenue stream relative to our total revenues would be reduced, and our operating results would be adversely affected.
Import tariffs, taxes, customs duties and other trading regulations imposed by the U.S. government and retaliatory responses from other countries, could significantly increase the prices we pay for raw materials that are critical to our ability to manufacture our products, and could also adversely impact the industries and countries in which our customers operate, thereby reducing demand for our 3D printing products and services in those industries and countries.
Import tariffs, taxes, customs duties and other trading regulations imposed by the U.S. government on foreign countries, or by foreign countries on the U.S., could directly or indirectly significantly increase the prices we pay for raw materials that are critical to our ability to manufacture our products. In particular, the current U.S. administration has expressed a desire to impose substantial new or increased tariffs on goods imported from certain trade partners, such as the EU and China, which have resulted, and may continue to result, in reciprocal tariffs on goods exported from the United States to such trade partners. We may be unable to locate suppliers to provide the necessary raw materials for our products on an economical basis in the amounts we require. That could result in an increase in the cost of raw materials and components used in certain of our products, which could, in turn, increase our cost of goods sold.
Trade barriers and other governmental action related to tariffs around the world also have the potential to hurt the industries, such as manufacturing, in which our customers operate, by decreasing demand for our customers’ products. New tariffs could also more broadly adversely impact the country-specific or regional economies in which we operate and into which we offer our products and services. Those adverse effects could, in turn, decrease our customers’ demand for our 3D printing products and related services, and result in a decrease in our revenues.
Any widespread imposition of new or increased tariffs could, therefore, both increase the cost of producing, and reduce the demand for, our products, and any such cost increases will either require us to increase prices (which could reduce our sales) or could negatively impact our profit margins. Overall, that could have a material adverse effect on our financial condition, results of operations and cash flows.
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
•relatively high interest rates in many countries and regions throughout the world, including the regions where our customers are located;
•supply chain disruptions, which have slowed the delivery of raw materials, and which have increased the price of certain materials due to the significant increase in costs of raw materials and shipping costs;
•the ongoing U.S.- China trade war may impact the cost of raw materials, finished products or components used in our products, and our ability to sell our products in China;
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
We expect to derive a substantial percentage of our sales from international markets. We derived 40.3% of our revenues in 2024 from countries outside the Americas. Accordingly, we face significant operational risks from doing business internationally, including:
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
We are furthermore subject to extensive environmental, health and safety laws, regulations and permitting requirements in multiple jurisdictions due to our use of chemicals and production of waste materials as part of our operations and in connection with the operation of our systems by our customers. In certain cases, the required compliance with health or safety regulations is imposed by our customers themselves. These laws, regulations and requirements (which include the Directive on Waste Electrical and Electronic Equipment of the European Union (EU) and the EU Directive on Restriction of Use of Certain Hazardous Substances) govern, among other things, the generation, use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials and the health and safety of our employees. Under these laws, regulations and requirements, we could also be subject to liability for improper disposal of chemicals and waste materials, including those resulting from the use of our systems and accompanying materials by end-users. These or future laws and regulations could potentially require the expenditure of significant amounts for compliance and/or remediation. If our operations fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances that we generate, use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liabilities for remediation costs, regardless of fault. We may be identified as a potentially responsible party under such laws. Since February 2023, we have been subject to medical device regulations, such as the U.S. FDA Code of Federal Regulations, as a result of our launch of our first certified medical device with TrueDent resin in the United States. We also have plans to expand the countries and products that we certify as medical devices in the coming years.

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
New privacy laws have increased data privacy compliance costs. Our California operations are subject to the California Consumer Privacy Act, as amended by the California Privacy Rights Act, which entered into substantial effect on January 1, 2023 (as amended, the CCPA). The CCPA imposes enhanced disclosure requirements for us vis-à-vis our interactions with customers that are residents of California, such as comprehensive privacy notices for consumers when we or our agents collect their personal information. We may be further required to ensure third party compliance, as under the CCPA we could be liable if third parties that collect, process or retain personal information on our behalf violate the CCPA’s privacy requirements. The sanctions for non-compliance could include fines and/or civil lawsuits. Other U.S. states, including Colorado, Virginia, Utah, Texas, Florida, Montana and Connecticut, have enacted similar - but not identical - laws, which went, or will go, into effect in 2023 and beyond.
In addition to the imposition of U.S.-based regulations on our operations, our European activities are subject to the European Union General Data Protection Regulation, or GDPR, which has created additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by stringent rules for obtaining the consent of individuals on how their data can be used. GDPR became enforceable on May 25, 2018, and non-compliance exposes entities such as our company to significant fines or other regulatory claims. The United Kingdom has also implemented its own version of the GDPR, the so-called U.K. GDPR. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these new privacy standards (in each of Europe, the United Kingdom and the United States), to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

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
We own or lease, long-term, a number of our manufacturing and office facilities, which may limit our ability to move those operations. If we were to move some or all of those operations, we could incur unforeseen charges.
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
This risk also applies to the facilities that we lease under non-cancellable lease agreements, where we cannot freely vacate the facilities. The new lease that we entered into in June 2024 for our new United States campus in Minnetonka, Minnesota has a 10-year term, which commits us to that campus for the entirety of that period, thereby limiting our flexibility to reduce the accompanying financial commitment to the extent desirable later on during that term. In order to combat these risks, in most leases we have limited our commitment by providing ourselves with a “break” option after three years or less, and we have also obtained for ourselves the right to sublease a portion or all of the facilities under the lease.
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
Potential hostile actions by a shareholder or other third party, including a legal challenge to our shareholder rights plan, a potential unsolicited tender offer, or a potential attempt to remove and replace our directors with its own nominees, as occurred in the recent past, could materially adversely impact our shareholders’ investment in our company and could also strain our cash resources.
We have in the recent past been subject to litigation in Israel and other hostile actions initiated by Nano, challenged the validity, under Israeli law, of our then-current shareholder rights plan, which we have most recently extended, in modified form, on December 19, 2024, for limited duration (one year) with enhanced shareholder protections, and which will expire on December 19, 2025. Our current shareholder rights plan is designed to give all shareholders (other than an offeror) a way to voice their position directly to our board of directors on certain types of offers and whether the plan should apply to those offers, and in other circumstances, to exempt an offer from the applicability of the rights altogether. We have recently agreed to such an exemption from the applicability of our shareholder rights plan for Fortissimo Capital’s prospective acquisition of a significant equity stake in our company (in connection with our private investment in public equity (PIPE) agreements with Fortissimo), subject to Fortissimo instead being subject to certain standstill and voting limitations and a required advisory vote of our shareholders (other than Fortissimo and any shareholders affiliated with it), to approve a special tender offer which, if completed, would exempt Fortissimo from those limitations. The Israeli courts have not formally ruled on the legality of a shareholder rights plan or so-called “poison pill” under the Israeli Companies Law, 5759-1999, or the Companies Law. On July 18, 2023, in the context of an interim procedural decision in a litigation initiated by Nano against our company, the court expressed its preliminary view that: it is inclined to rule that rights plans are permissible under Israeli law; the adoption of a rights plan by a board should be viewed “with suspicion”; and a board bears the burden of proving that it was informed, that it acted in good faith, that experts were consulted, and that it considered the interests of the company and its shareholders, rather than acting for the sake of entrenching itself, when adopting a shareholder rights plan. On December 19, 2023, the court issued an order noting that, from the parties' written submissions, it is appropriate to rule upon one critical question: whether, under Israeli law, a company can adopt a ‘poison pill’. However, the court never rendered such a ruling, as on July 1, 2024, following a request submitted by Nano, which was unopposed by our company, the court dismissed Nano's claim without prejudice. While the court’s interim ruling opened the way for a potential final court ruling that our shareholder rights plan was valid and validly adopted, there can be no assurance that an Israeli court will determine that our board of directors actually meets the requisite burden of proof for upholding the validity of our current or any future shareholder rights plan that we have adopted or may adopt.

In addition to a legal challenge to our shareholder rights plan, a shareholder or other third party may also launch, in the future, a hostile tender offer that may be similar to the Nano tender offer that it launched on May 25, 2023 and that expired (without any purchase of our ordinary shares) on July 31, 2023, pursuant to which any such shareholder or other third party may seek to acquire our ordinary shares which, together with any ordinary shares that it already owns, may represent a majority or, even if less than a majority, a significant percentage of the outstanding ordinary shares. Nano had furthermore followed up on its uncompleted tender offer by announcing on December 23, 2023 a preliminary proposal to purchase all outstanding shares of our company that it did not then own for $16.50 per share in cash. Our board of directors acknowledged receipt of, and considered, Nano’s offer, but ultimately determined not to proceed with any particular strategic transaction when exploring strategic alternatives for our company, instead opting in August 2024 to adopt a restructuring plan. There can be no assurances that any shareholder or other third party will not once again disregard a determination by our board of directors not to proceed with a coordinated transaction with it and instead attempt a hostile tender offer or other action to attempt to take over our company in a manner that our board of directors believes would not maximize shareholder value.
Any major shareholder (as Nano did in 2023) may also utilize its rights pursuant to the provisions of the Companies Law to demand, as a greater-than 10% shareholder, to call an extraordinary general meeting of shareholders at which the removal of some or all of our then-incumbent directors and the election of its nominees in their stead would be on the agenda. The relevant majority for approval of any such proposal would be an ordinary majority of shares represented in person or by proxy and voting at a general meeting, without excluding the shares of interested shareholders. If a major shareholder were to hold a substantial portion of our ordinary shares when doing so, its votes in favor of such a proposal would give it an advantage in having the proposal approved.
To the extent that an Israeli court would invalidate any shareholder rights plan, that we may have in place, or declare or provide any remedies to a hostile shareholder that facilitate, and thereby allow, such a shareholder to launch a new tender offer that is similar to the Nano tender offer, that may result in that shareholder having an opportunity to attempt to become a majority or significant shareholder of our company. Such a shareholder would then have significant ability to impact the operations of Stratasys. Similarly, if any such hostile shareholder would succeed in replacing any of our directors, that would also give it significant influence over the management and policies of our company. Either or both of those outcomes would enable the hostile shareholder to influence the operations of our company for its own interests, which may be to the detriment of our public/minority shareholders. Such a shareholder could use its voting power, whether as a substantial (or even controlling) shareholder or on the Stratasys board, to significantly influence the policies of our company in a manner that benefits it and adversely impacts our company and our results of operations in a material way. Such a shareholder’s possession of a substantial or controlling interest in Stratasys could also adversely impact trading in our ordinary shares and liquidity for our public/minority shareholders, potentially causing a decline in the value of public shareholders’ investment in our company.
Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.
We generally enter into non-competition agreements with our employees in jurisdictions where non-compete undertakings are lawful and enforceable. These agreements prohibit our employees from competing directly with us or working for others for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. As to our U.S. operations, in California, where many employees of our Stratasys Direct Manufacturing parts service as well as Origin's employees, are located, non-competition agreements with employees are generally illegal, void and unenforceable after termination of employment, including under a new law that went into effect on January 1, 2024, regardless of when the agreement was signed or whether it was signed in California. Other U.S. states as well have been expanding laws restricting the use of non-compete clauses. On the U.S. federal level, there was movement in 2023 by federal agencies to make noncompete agreements unenforceable in general. The Federal Trade Commission finalized a rule on April 23, 2024 to ban employers nationwide from using non-compete agreements with their employees and independent contractors. On August 20, 2024, a district court issued an order prohibiting the final rule from taking effect and the FTC from enforcing the rule. The FTC has appealed that decision and in the meantime the district court’s decision does not prevent the FTC from addressing noncompete restrictions through case-by-case enforcement actions. In addition, the General Counsel of the National Labor Relations Board issued a memo in March 2023 opining that many types of non-compete and non-solicitation restrictions unlawfully interfere with employees’ protected rights under Section 7 of the National Labor Relations Act. If U.S. federal restrictions on non-competition agreements become effective, or if more states in which we have operations continue to expand restrictions or bans on use of non-compete restrictions, that could adversely impact our ability to protect our investment in our key employees in our U.S. locations, and harm our competitive position.
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

Risks related to our intellectual property
If we are unable to obtain patent protection for our products or to otherwise protect our intellectual property rights, our business could suffer.
We rely on a combination of patent and trademark laws in the United States and other countries, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, end-users and others to maintain our competitive position. In particular, our success depends, in part, on our ability, and the ability of our licensors, to obtain patent protection for our and their products, technologies and inventions, maintain the confidentiality of our and their trade secrets and know-how, operate without infringing upon the proprietary rights of others and prevent others from infringing upon our and their proprietary rights. As we acquire companies and their technologies, such as Origin and its P3 technology, acquired in December 2020, RPS and its stereolithography technology, acquired in February 2021, Xaar and its powder-based SAF technology, acquired in November 2021, and our acquisition of the Covestro Additive Manufacturing business unit in April 2023,the risks related to potential infringement of our proprietary rights in technology become more pronounced.
Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies, inventions, processes or improvements. In 2024, we brought claims against Bambu Lab in U.S. federal district court in Texas alleging that several of Bambu's printer models infringe our patents. We are seeking a court order providing us with financial compensation and other remedies for the infringements and prohibiting future infringement by Bambu. The proceedings for those claims are ongoing. We also have previously faced, and in some cases continue to defend, challenges to our registered IP brought by competitors and other third parties in patent tribunals, including patent oppositions filed in the European Patent Office and IPR proceedings brought before the US Patent Trial & Appeal Board. We cannot assure you that any of our existing or future patents or other intellectual property rights will not be challenged, invalidated or circumvented, or will provide us with meaningful protection. Our pending patent applications may not be granted, and we may not be able to obtain foreign patents or pending applications corresponding to our U.S. patents. The laws of certain countries, such as China, may not provide the same level of patent protection and intellectual property right enforcement as in the United States, so even if we enforce our intellectual property rights or obtain additional patents in China or elsewhere outside of the United States, enforcement of such rights may not be effective. If our patents and other intellectual property do not adequately protect our technology, competitors may be able to offer additive manufacturing systems, consumables or other products similar to ours. Competitors may also be able to develop similar technology independently or design around our patents, and we may not be able to detect the unauthorized use of our proprietary technology or take appropriate steps to prevent such use.
If we attempt enforcement of our intellectual property rights, we may be (as we have been in the past) subject or party to complex, protracted litigation. Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel, and by increasing our costs of doing business. Any of the foregoing could adversely affect our operating results.
We may be subject to claims that we are infringing, misappropriating or otherwise violating the intellectual property rights of others, especially in light of the multiple additional technologies that we have been acquiring.
Our products and technology, including technology that we acquire as a result of our ongoing acquisitions of other businesses and technology that we license from others, about which we may be less knowledgeable that our organically developed technology, may infringe, misappropriate or otherwise violate the intellectual property rights of third parties. This risk is especially relevant to our industry, where the pace of innovation and patent filings by industry players has been accelerated in recent years. Patent applications in the United States and most other countries are confidential for a period of time until they are published, and the publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, the nature of claims contained in unpublished patent filings around the world is unknown to us, and we cannot be certain that we or our acquired companies were the first to conceive inventions covered by our self-developed or our acquired patents or patent applications or that we or our acquired companies were the first to file patent applications covering such inventions. Furthermore, it is not possible to know in which countries patent holders may choose to extend their filings under the Patent Cooperation Treaty or other mechanisms. In addition, we may be subject to intellectual property infringement claims from individuals, vendors and other companies, including those that have acquired patents in the fields of 3D printing or consumable production for the sole purpose of asserting claims against us.
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
We have devoted substantial resources to the development of our technology, trade secrets, know-how and other unregistered proprietary rights. While we enter into confidentiality and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated, and we may not have entered into such agreements with all relevant parties. Such agreements may be breached and confidential information may be willfully or unintentionally disclosed, including by employees who may leave our company and join competitors, or competitors or other parties may learn of the information in some other way. The disclosure to, or independent development by, a competitor of any of our trade secrets, know-how or other technology not protected by a patent or other intellectual property system could materially reduce or eliminate any competitive advantage that we may have.

This concern could manifest itself in particular with respect to our proprietary consumables that are used with our systems. Portions of our proprietary consumables may not be afforded patent protection. Chemical companies or other producers of raw materials used in our consumables may be able to develop consumables that are compatible to a large extent with our systems, whether independently or in contravention of our trade secret rights and related proprietary and contractual rights. If such consumables are made available to owners of our systems, and are purchased in place of our proprietary consumables, our revenues and profitability would be reduced.
As our patents expire, additional competitors using our technology could enter, and could offer competitive printers and consumables, and result in lost sales.
Some of our patents have expired and others will expire in coming years. Upon expiration of those patents, competitors have introduced, and are likely to continue to introduce, products using the technology previously protected by the expired patents, which products may have lower prices than those of our products, which would adversely affect our revenues, margins and profitability. Additionally, the expiration of our patents could reduce barriers to entry into AM systems, which could result in the reduction of our sales and earnings potential.
Risks related to operations in Israel
Conditions in Israel, including due to Israel’s conflict with Hamas, Hezbollah and other terrorist organizations in the Middle East, and political and economic instability in the region, may adversely affect our operations.
We are incorporated under Israeli law, and our PolyJet system manufacturing facility, all of our PolyJet research and development facilities, one of our two PolyJet consumables manufacturing facilities, one of our FDM manufacturing facilities, and some of our suppliers, are located in central and southern Israel. Many of our employees, including our Chief Executive Officer, our Chief Financial Officer, and other senior members of our management team, operate from our headquarters located in Israel. In addition, certain of our directors are residents of Israel. Accordingly, military, economic and political conditions in Israel may directly affect our business.
In October 2023, Israel was attacked by Hamas and other terrorist organizations operating out of the Gaza Strip and declared war in response, which has included a ground operation in the Gaza Strip. As part of the war, Hezbollah, a Lebanese terrorist group initiated missile attacks against Israel, and Israel responded, including with a ground operation in southern Lebanon. The Houthi terrorist group in Yemen and Iran have also attacked Israel with various types of missiles and drones, and Israel responded with air force attacks. Nearby in the region, the fall of the Assad regime in Syria has led Israel to conduct limited military operations targeting Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups.
As a result of the war and related regional military developments, a small number of our employees have been called by Israel for military service, and such persons have been, and may still be unavailable for extended periods of time. Our operations may be disrupted by such absence, which, if involving senior executives, key employees or board members (although not currently the case) may materially affect our operations in an adverse manner. While our facilities have not been damaged during the current war, the hostilities have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, which could potentially disrupt our operations and supply chains. In addition, Israeli companies have been subject to extensive cyber attacks, which could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses. If the hostilities disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be adversely affected. Parties with whom we have agreements involving performance in Israel could also claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the security situation in Israel.
Currently, our activities in Israel remain largely unaffected, and we maintain business continuity plans backed by our inventory levels located outside of Israel. As of the date of this annual report, the impact of the war on our results of operations and financial condition is not material, but such impact may increase, and could become material, as a result of the continuation, escalation or expansion of the war.
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
Your rights and responsibilities as a shareholder are governed by Israeli law, which differ in some respects from the rights and responsibilities of shareholders of U.S. companies.
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
During 2024, the value of the New Israeli Shekel, or the NIS, relative to the U.S. dollar remained fairly stable, ranging from a low of NIS 3.565 to a high of NIS 3.843 per one U.S. dollar throughout the year (based on representative exchange rates published by the Bank of Israel). In general, any weakening of the NIS relative to the U.S. dollar has a positive impact upon our U.S. dollar-denominated financial results, due to the relative decrease in cost of the NIS denominated expenses of our Israeli operations, whereas the strengthening of the NIS relative to the U.S. dollar has he opposite effect, thereby weakening our financial results. The annual devaluation of the NIS in relation to the U.S. dollar amounted to 0.6%, 2.4%, and 13.2% for the years ended December 31, 2024, 2023 and 2022, respectively. Because the NIS - U.S. dollar currency exchange rate is often reflective of economic, political and military developments in Israel, the United States and the rest of the world, future movements of that exchange rate are hard to predict. Our results of operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We also cannot predict any future trends in the rate of inflation or deflation in Israel, which also impacts our operating results, with increased Israeli inflation adversely impacting our results, due to higher NIS-denominated operating expenses in Israel, whereas decreased levels of Israeli inflation have the opposite (positive) impact. The Israeli annual rate of inflation amounted to 3.2%, 3.0%, and 5.3%, for the years ended December 31, 2024, 2023 and 2022, respectively.
We also have substantial revenues and expenses that are denominated in non-US currencies other than the NIS, particularly the Euro. Therefore, our operating results and cash flows are also subject to fluctuations due to changes in the relative values of the U.S. dollar and those foreign currencies. These fluctuations could negatively affect our operating results and could cause our revenues and net income or loss to vary from quarter to quarter. Furthermore, to the extent that our revenues increase in regions such as Asia Pacific, where our sales are denominated in U.S. dollars, a strengthening of the dollar against other currencies could make our products less competitive in those foreign markets and collection of receivables more difficult.
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
Some of our research and development efforts were and are financed in part, through grants that we received from the Israeli Innovation Authority, to which we refer as the IIA or the Authority (formerly operating as Office of the Chief Scientist of the Ministry of Economy of the State of Israel, or the OCS). Since 2007 and through December 31, 2024, we have received funding from the Authority of approximately $9 million, in the aggregate, under several R&D programs to support certain research and development projects in Israel. In addition, we have received funding from the Europe authorities of approximately $1.9 million, to support certain projects in Europe.
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
We are organized in Israel. Most of our officers and most of our directors (as of December 31, 2024) reside outside of the United States, and a majority of our assets are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.
Risks related to an investment in our ordinary shares
The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.
The market price of our ordinary shares since the Stratasys, Inc.- Objet Ltd. merger has been subject to substantial fluctuation. From the start of 2020 through the early part of 2025 (through February __, 2025), our ordinary shares have traded with closing prices that have ranged from $6.16 to $54.37, which low price was recorded during 2024, evidencing a trend towards the weakening of our share price during the last fiscal year, before it rebounded later in 2024. The price of our ordinary shares may continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including:
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
We may need or desire to raise substantial capital in the future. Currently, we are party to an agreement for one such capital raise, a PIPE transaction with Fortissimo Capital, whereby (subject to closing conditions being met) it will invest $120 million in our company and acquire 11,650,485 newly-issued ordinary shares at a price of $10.30 per share, which reflects a premium of 10.6% over the closing market price of the ordinary shares on January 31, 2025, the last trading day before the agreement was signed.
Our future capital requirements will depend on many factors, including, among others:
•the extent to which we acquire or invest in businesses, products or technologies(as we did in acquiring Origin in December 2020, RPS in February 2021, Xaar 3D in November 2021, Riven in 2022, Covestro AG in April 2023 and Arevo’s technology portfolio in March 2024) and other strategic relationships;
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
We may also desire to issue additional shares in the future as consideration for the acquisition of other companies or technologies. If we raise funds or pay for acquisitions of other entities by issuing equity or convertible debt securities, it will reduce the percentage ownership of our then-existing shareholders, and the holders of such new securities may have rights, preferences or privileges senior to those possessed by our then-existing shareholders. If such fundraising or share issuance in a transaction is being conducted at an effective price or valuation per ordinary share that is lower than the price per share at which our existing shareholders acquired their ordinary shares, it would be dilutive to those shareholders. Our ability to raise money by offering and selling our shares in a private or public offering, or to use our shares as consideration in an acquisition or other transaction, may be hurt if the market price of our ordinary shares is low, and even if we succeed at effecting such an offering or other transaction, that could further dilute our existing shareholders.

The market price of our ordinary shares has experienced significant decline over time, and we cannot guarantee when and whether it will recover, which could have adverse consequences for our company and our shareholders.
The market price for our ordinary shares, which had declined significantly from its all-time high in periods following the Stratasys, Inc.- Objet Ltd. merger and had vacillated in recent years, including in 2023 due to potential merger and acquisition activity, fell over the course of 2024 to all-time lows before slowly recovering towards the end of 2024. We cannot guarantee when and whether our share price will return to its previous levels, as that is dependent on numerous factors, including factors that are beyond our control and unrelated to our results of operations and financing condition, such as the health of the 3D printing industry as a whole and the state of the U.S. capital markets more generally. Should our share price remain at relatively low levels, that would adversely impact our ability to raise funds in the capital markets or to utilize our securities as payment in a value-adding acquisition or other strategic transaction. It could also cause us to be vulnerable to an undesirable, hostile takeover attempt that could benefit an acquirer to the detriment of our public/minority shareholders, who would not receive fair consideration or a control premium for their ordinary shares.
There are risks associated with our share repurchase program.
Our board of directors approved our new share repurchase program in September 2024, under which we can repurchase up to $50 million of our outstanding ordinary shares. Under the new program, purchases can be made by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the Exchange Act. Our share repurchase program may reduce the public float of shares available for trading on a daily basis, and may cause volatility in the price of our ordinary shares. Our repurchases may be limited, suspended, or terminated at any time without prior notice. There can be no assurance that we will repurchase any specific amount of ordinary under our share repurchase program or that any repurchases will have a positive impact on our share price or profitability. Important factors that could cause us to discontinue or decrease our share repurchases include, among others, unfavorable market conditions, the market price of our ordinary shares, the nature of other investment or strategic opportunities presented to us, the rate of dilution of our equity compensation programs, our ability to make appropriate, timely, and beneficial decisions as to when, how, and whether to purchase shares under the share repurchase program, the tax consequences of any repurchases (including the potential impact of the 1% excise tax on certain share repurchases), and the availability of funds necessary to continue purchasing shares.
By reducing our outstanding share capital, our share repurchase plan may furthermore enable an opportunistic significant shareholder to more easily accumulate a controlling stake in our company, without having to purchase as many shares from public shareholders and without having to pay a control premium (assuming that our shareholder rights plan does not effectively prevent such an accumulation). Furthermore, if we curtail or suspend our repurchase program, our share price may be negatively affected.
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
Our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2025 (the last business day of our second fiscal quarter of 2025). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on December 31, 2025, we would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2025 and quarterly reports in respect of each of the quarters of 2026) as if we were a company incorporated in the U.S., which, among other things, would result in increased compliance and reporting costs to us.
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
Although we do not believe that we were a PFIC in 2024, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2025 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and the future value of our assets. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E, “Additional Information-Taxation-U.S. Federal Income Tax Considerations- Tax Consequences if We Are a Passive Foreign Investment Company”.
ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
Our legal and commercial name is Stratasys Ltd., and we are the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd. Stratasys, Inc. was incorporated in Delaware in 1989, and Objet Ltd. was incorporated in Israel in 1998. As part of that merger transaction, the ordinary shares of Stratasys Ltd. were listed on the Nasdaq Global Select Market under the trading symbol “SSYS”. We have acquired (and, in certain cases, disposed of) a number of companies since that time. In July 2014 and August 2014, we acquired Solid Concepts and Harvest Technologies, respectively two leading providers of additive manufacturing services. Following those two acquisitions, in 2015, we introduced our branded Stratasys Direct Manufacturing, or SDM, service, which significantly broadened and increased our production and offering of AM parts, which are used by our customers as prototypes, benchmarks and end-use parts. In December, 2020, we acquired 3D printing start-up, Origin Inc., or Origin, and its proprietary P3 Programmable PhotoPolymerization technology, which has become an important growth engine for our company. The acquisition was aimed at fortifying our leadership in polymers and production applications of 3D printing in industries such as dental, medical, tooling, and select industrial, defense, and consumer goods markets. In February 2021, we acquired UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions. RPS’ complementary technology further expanded our polymer suite of solutions across the product life cycle, from concept modeling to manufacturing. In April 2021, we introduced the Stratasys H350 3D printer, the first system powered by the powder-based SAF™ technology of Xaar 3D Ltd., or Xaar, and in November 2021, we acquired all remaining shares of Xaar (we previously owned a 45% share in Xaar), thereby accelerating our growth in production-scale 3D printing. In September 2022, we disposed of our subsidiary MakerBot, a leader in desktop 3D printing, merging it with UltiMarker, after which transaction we hold a 46.5% equity interest in the combined company, which aims to provide easy-to-use and accessible 3D printing hardware, software, and materials for any application. In October 2022, we acquired the assets of the quality- assurance software company Riven and integrated its cloud-based software solution into our GrabCAD® additive manufacturing platform, which enables manufacturing customers to adopt our solutions for end-use parts production. We completed, in April 2023, the acquisition of the additive manufacturing materials business of Covestro AG, which has expanded our differentiated materials offerings in stereolithography, digital light processing (DLP), and powders. We furthermore expect to effect smaller acquisitions and investments in other companies from time to time to support execution of our strategy.
We have dual headquarters. Our registered office and one of our two principal places of business is located at 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 76124, Israel, and our telephone number at that office is (+972)-74-745-4314. Our other principal place of business is located at 5995 Opus Parkway, Minnetonka, Minnesota, and our telephone number there is (952) 937-3000. Our agent in the United States is Richard Garrity, Chief Business Unit Officer of our Delaware subsidiary, Stratasys, Inc., whose address is c/o Stratasys, Inc. at the address of our Minnetonka, Minnesota headquarters. Our web address is www.stratasys.com. The information contained on that website (or on our other websites, including stratasysdirect.com and makerbot.com) is not a part of this annual report. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
As an Israeli company, we operate under the provisions of the Companies Law.
In 2024, 2023 and 2022, our capital expenditures amounted to $12.7 million, $15.0 million and $19.8 million, respectively, of which $10.9 million,$13.6 million and $13.6 million, respectively, was principally related to the purchase and construction of property, plant and equipment.
During 2024 and 2023, our purchases of property and equipment were primarily directed at the enhancement of our manufacturing capabilities to support new solution offerings, for our facilities in Israel and the United States.
In 2022, a portion of our capital expenditures related to our facility in Rehovot, Israel, which we own, and where our Israeli headquarters have been situated since January 2017. This relatively new facility, towards which we paid $0.2 million during 2022, also houses research and development facilities. In 2024 and 2023, we did not have any capital expenditure related to that new facility. As of December 31, 2024, we had invested an aggregate of $119.5 million in our new facility in Israel and its related equipment.
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
Our approximately 2,300 granted and pending additive technology patents currently held (in addition to many others previously held) have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our additive manufacturing ecosystem of solutions and expertise includes materials, software, expert services, and on-demand parts production.
In recent years, we have expanded our leadership through innovation in the fast-growing mass production parts segment through our next-generation photopolymer platform. Our pioneering approach to additive manufacturing of end-use parts enables us to serve a large market with manufacturing-grade 3D printers, utilizing P3™ Programmable PhotoPolymerization technology, which precisely controls light, heat, and force, among other variables, to produce parts with exceptional accuracy and consistency and unique production grade properties.
We have also introduced our Neo® line of systems to the global market, which feature dynamic laser beam technology that enables build accuracy, feature detail, and low variability across the full extent of a large build platform. As an open resin system, the Neo products provide customers materials with a wide range of properties such as chemical resistance, heat tolerance, flexibility, durability, and optical clarity, and can produce large parts, providing a significant build area in a small footprint.
Similarly, we have accelerated our growth in production-scale 3D printing, having introduced the Stratasys H350™ 3D printer, the first system powered by Xaar’s powder-based SAF™ technology, which is designed to deliver cost-competitive parts at production-level throughput. H Series™ Production Platform printers such as the H350 are designed to deliver part quality, consistency, and reliability for high production yield, utilizing a uniform thermal experience for all printed parts regardless of their placement in the build, representing a significant improvement over traditional powder-bed fusion processes.
In April 2023, we purchased the assets of Covestro’s additive manufacturing materials business, including all of the SOMOS™ photocurable liquids portfolio. The materials, IP portfolio, and talent we acquired from Covestro have helped us address new applications in key technology categories such as stereolithography, P3/DLP, and powder bed fusion, including SAF™ technology.
In March 2024, we acquired Arevo’s technology portfolio, including its intellectual property, or IP, estate, which includes multiple foundational patents in carbon fiber printing, Z-strength improvement achieved by localized laser melting and roller compaction, in-situ and AI build monitoring, and hardware design. Adoption of this technology in our FDM® print systems enables us to extend our addressable manufacturing applications for our customers.
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
•Deep application engineering expertise. - We believe we have the most industry application engineers in the world who provide our deep quality and process certification expertise. This is essential for meeting the rigorous demands of industries like aerospace, where there are over 500,000 Stratasys parts already flying around the world today, or healthcare, where we support multiple materials for biocompatible applications. We have multi-industry experience with multiple 3D printing technologies serving the aerospace, defense, automotive, industrial, dental, consumer, education, and medical industries.
•Unparalleled market access. - We believe our network of over 130 resellers and value added channel partners is the strongest and most experienced in the industry, covering every region and every major market. This network of resellers worldwide is exclusive to us and our technologies, and has been built over many years, making it unable to be quickly and easily duplicated. This channel network has focused primarily on selling and servicing our FDM and PolyJet solutions since the merger of Stratasys and Objet in 2012, and starting in 2021, included the Origin P3, SAF, and Neo stereolithography technologies, which dramatically expand the total addressable market across medical, dental, consumer goods, automotive, commercial goods, and service bureaus.

•Marquee customer base. - Many of the world’s leading companies across aerospace, technology, automotive, consumer, energy, and healthcare are our strategic partners. These include: General Motors, whose new multi-million-dollar additive manufacturing facility in Michigan features Stratasys systems from low to high end; TE Connectivity, which is now using Origin One 3D printers to produce end use parts for aerospace connectivity; Airbus, which recently extended Stratasys’ contract to include several more aircraft platforms as well as spare parts production; and the U.S. Army, which signed an approximate $8 million contract with Stratasys in 2023 for a purchase that included systems from all five Stratasys platforms, given the distinct capabilities of each platform to address varying applications.
•Software/Digital manufacturing connectivity. - Through our GrabCAD Additive Manufacturing Platform, we have created a smart and connected software ecosystem to enable additive manufacturing at scale across the digital thread, from design through production. Our SDKs integrate with many different software partner solutions, allowing customers to turn data into intelligence by collecting important information that can be used to improve productivity. This level of integration expands the capabilities of 3D printers. In addition, many of our 3D printing systems are software-upgradable. As our largest customers increasingly adopt multiple Stratasys systems across multiple 3D printing technologies, the efficiency benefits of a single software platform to manage them increases.
We benefit from recurring revenues from the sale of resin and plastic consumables and related services. We provide products and services to our global customer base throughout our offices in North America and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan, as well as through our worldwide network of over 130 resellers and channel partners who are exclusive to us and our additive manufacturing technologies. We have 1,779 employees worldwide, including what we believe is one of the largest additive manufacturing service bureaus in the United States.
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
Increasingly, attention is being paid to the potential sustainability benefits of additive manufacturing as well. By producing parts on-site and at scale, carbon emissions associated with transportation and delivery can be reduced. Additive manufacturing also reduces waste because the right number of products are created at the right time. One study has suggested that additive manufacturing could reduce industrial energy use by up to 27% by 2050. Light-weighting parts through additively designed polymer components save airlines fuel. – about 14,000 gallons of fuel per year per plane for every pound eliminated.
Technological advancements, such as those achieved by our FDM, P3 and SAF technologies, are beginning to significantly increase the volumes at which additive manufacturing is competitively advantageous up to tens of thousands and beyond in some cases. DDM also enables the production of objects that have been topologically designed, or designed on the basis of a computerized determination of where to place the key components of the object and how to connect them, a process that is generally unavailable using conventional subtractive manufacturing methodologies.

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
Stratasys solutions
Range of solutions
We provide integrated solutions throughout the production cycle for designers, engineers, manufacturers, dental and medical professionals, including compatible products and services designed for our customers’ use to effectively solve their specific application needs. Our solutions consist of 3D printing systems, consumables, software, paid parts, and professional services and encompass everything from prototyping and design all the way through production.
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
Range of technologies and differentiating factors
Our solutions are driven by our proprietary technologies, which we have both developed organically and acquired over time through targeted acquisitions. We hold approximately 2,300 patents and pending patents internationally, and our 3D printing systems utilize our patented extrusion-based FDM®,inkjet-based PolyJet™, powder- bed-based SAF®, photopolymer-based P3™, and Neo® stereolithography technologies to enable the production of prototypes, tools used for production, and manufactured goods directly from 3D CAD files or other 3D content. We believe that our broad range of product and service offerings is a function of our 3D printing technology leadership.
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
PolyJet. Our inkjet-based 3D printing technology stands out for its scalability, high-resolution output, multi-material capabilities, and full-color printing down to the voxel level—all within both an industrial or office environment. PolyJet™ 3D printers produce smooth, high-resolution models that closely resemble final product designs. We provide a variety of resins, including rigid, flexible, medical-grade, and bio-compatible materials. PolyJet enables the simultaneous deposition of multiple materials, allowing single-build prints with diverse mechanical and physical properties. Users can create objects featuring both rigid and flexible parts or mix base colors to achieve specific tones. The technology supports over 500,000 color and texture combinations, including Pantone® Validated colors and clear materials that are nearly as transparent as glass. In 2022, we launched PolyJet solutions with 3DFashion™ technology for apparel, followed by FDA-cleared dental parts using TrueDent resin in 2023. In July 2024, we introduced the J5 Digital Anatomy Printer, further enhancing our medical systems offering for improved accessibility in medical care settings.
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
P3. P3. Our P3 resin-based 3D printing technology, acquired through Origin, offers excellent detail, mechanical properties, and throughput for production. We have a strong materials portfolio, including aerospace-grade flame-resistant and biocompatible materials from Forward AM (formerly BASF), Henkel, and Evonik. The P3 platform supports Preferred, Validated, and Open materials via our Open Materials Library (OML) license, providing access to a wide range of tested and optimized materials. It is software-based, cloud-connected, and uses GrabCAD Print for streamlined workflows. In September, we introduced the next generation of Origin printers – Origin Two, which delivers top-tier accuracy, precision, repeatability, and enhanced reliability and safety. These innovations and our robust materials portfolio will drive adoption among industrial production customers.
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
We believe that the range of 3D printing consumable materials, together with the broad set of materials in our materials ecosystem, that we offer, is the widest in the industry. Our consumable materials consist of over 61 FDM spool-based filament materials, over 50 PolyJet cartridge-based resin materials, PolyJet materials can be combined digitally and yield a large variety of digital materials that reflect over 500,000 color variations, transparency, opacity and flexibility levels.
Our competitive strengths
We believe that the following are our key competitive strengths:
•Differentiated product offerings with superior reliability and part quality. Our portfolio of 3D printing systems is differentiated through a combination of superior printing qualities, accuracy, print speed, system reliability the ability to print a range of materials with varying levels of strength, chemical and heat resistance, color and mechanical properties, the ability to print multiple materials simultaneously and suitability for office environments. Our offering is focused on high-end solutions to address customer needs from prototyping applications to complex manufacturing operations.
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
•GrabCAD Print software provides native CAD job programming along with popular CAD and common 3D file formats (3MF, STL, VRML), thereby reducing time and errors in job planning and resulting in high quality printed parts. GrabCAD Print is offered in Standard (free) and Pro (subscription) variants for FDM, PolyJet, SAF, P3 and SL Stratasys technologies.
•GrabCAD Streamline Pro subscription software is a comprehensive workgroup software suite, powered by GrabCAD Print™. Designed to connect people, parts and printers, GrabCAD Streamline Pro reduces the effort in managing a company’s entire fleet of Stratasys 3D printers from one platform. It creates the opportunity for secure, centralized software workflows for efficient part production at any scale, regardless of the number of printers or types of parts printed. This thereby leads to higher efficiency, reduced cost and business process automation.
•GrabCAD Streamline Pro supports FDM and PJ Stratasys technologies, with plans to add support for SAF, DLP and SL Stratasys technologies in the future.
•GrabCAD IoT Platform is a solution designed to transform how customers manage their 3D printing operations and optimize additive manufacturing productivity. The GrabCAD® IoT Platform is available to Stratasys customers with GrabCAD® Streamline Pro™ workgroup software, with PolyJet J3/J5 Series™ printers and from Stratasys Customer Support. The solution is planned to be rolled out to other technologies in the future.
•GrabCAD Software Development Kits provide the means to create two-way integrations with third party software applications, including our GrabCAD Software Partners and our customers business systems, dramatically extending the value of our platform.

•GrabCAD Community is the online community of over 15 million professional engineers, designers, manufacturers, and students who share best practices via tutorials, discussion forums, design/print challenges and 3D content.
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
•Having a resilient business model designed to scale as opportunities present themselves. Our corporate and Go-to-Market infrastructures are positioned to effectively absorb, scale and create operating leverage for key opportunities that can complement and grow our leading position in polymers as they arise, all while providing operating leverage to the company. We are also positioned to weather unexpected downturns like the one we have seen from the pandemic, and to scale up during times of growth, capturing market share and increasing revenues, margins, and earnings. We are not dependent on any one client or end market, as evidenced by our not having any one customer with which we are contractually engaged for sale of our products or services that represent greater than 5% of our revenues.
•Collaborating closely with customers to devise tailored solutions and to accelerate the adoption of 3D printing technology. We prioritize collaboration with our esteemed blue-chip customers to develop tailored solutions that meet their unique needs. Our deep relationships with these key stakeholders allow us to gain valuable insights into their challenges and requirements, enabling us to co-create innovative solutions together. By closely engaging with customers throughout the product development process, we identify opportunities to replace traditional manufacturing methods with cutting-edge additive manufacturing solutions. Together, we explore new use cases and applications, leveraging our combined expertise to drive efficiency, cost savings, and competitive advantages. Through this collaborative approach, we not only address immediate needs but also anticipate future industry trends, positioning ourselves as trusted partners in our customers' journey towards manufacturing excellence.

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
Our 3D printing systems, which are based on our proprietary FDM-(Fused Deposition Modeling), PolyJet, P3, SAF and stereolithography technologies, are described below:
FDM printers
Stratasys’ market-leading FDM portfolio of printers have exceeded a milestone of 35,000 installed printers. FDM printers are designed to meet a wide range of applications, from prototyping to manufacturing tools, to production parts. The F170, F370, F770, F190CR and F370CR models, are designed to meet end- to-end prototyping and jigs & fixtures applications mainly. Where as other larger scale printers like Fortus 450mc, F900 and F3300 models, largely suit the production of end parts as well as higher requirement jigs & fixtures, and tooling.
The F Series printers enable prototypes that range from rapid, economically-effective concept verification models in PLA material/ fast-draft mode, to advanced design validation prototypes using a 0.005-inch slice resolution and soluble support for unmatched precision, repeatability and aesthetics. The F Series product line allows users to create parts in PLA, ABS plus, ASA, TPU, ABS-ESD, Diran and PC-ABS materials, which parts therefore possess the strength required for true form, fit and functional testing. The F Series printers are designed to enable ease of use and maintenance while offering an easy-to-use, yet rich user experience with GrabCAD Print software. In 2022, we introduced the composite ready F190CR and F370CR hardened printers that can print Nylon 10CF. These new printers meet customer demand for manufacturing floor jigs, fixtures and tooling with a higher performance composite material. In [2024], we premiered the F3300, which established a new standard in FDM industrial 3D printing, with up to twice the speed and throughput of standard fused deposition modeling 3D printers. We have been shipping orders of the F3300 to leading companies in the automotive, aerospace and defense industries, along with commercial and industrial manufacturers.
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
PolyJet printers
Our PolyJet technology-based, high-end printing systems offer the ability to print multiple materials including color printing in a single part build. The Stratasys J8 Series printers break restrictive technology barriers, enabling customers to print eight different materials at the same time with more than 500,000 different color shades and textures, including Pantone® Validated colors, and multiple material properties- ranging from rigid to flexible, and opaque to transparent. They also 3D print concept models twice as fast as our previous generation printers, supported by a low-cost DraftGrey material. . The J8 Series 3D printers support KeyShot 3D rendering software, enabling designers to save KeyShot designs directly in the new 3MF format and produce 3D printed models in a single day, when traditional modeling can take one-to-three weeks.
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
Another industry-specific version of the J8 series is the Stratasys J850 Digital Anatomy™ printer that helps medical device companies optimize design throughout the product lifecycle. It 3D prints with GelMatrix™ resin, TissueMatrix™ resin and BoneMatrix™ resin -three advanced materials which, when combined, form over 100 new, unique digital materials to suit anatomical applications. These materials, when used for 3D printing, produce medical models and anatomies that achieve a true-to-life feel and response. This includes both soft tissues, including organs and blood vessels as small as 1mm in diameter, as well as porous bone structures, fibrotic tissues, and ligaments. Recently, we released an additional unique software tool to our medical offering, the Digital Anatomy Creator, allowing seamless creation of different anatomical structures by customizing specific bio-mechanical properties and color using the available materials. This is an advanced differentiated extension of our GrabCAD software for medical users.
Our J55 Prime 3D Printer makes that same fast, full-color design realism accessible to designers and teams everywhere in an office-friendly format and smaller footprint. At about a third the price of J8 Series printers, the J55 utilizes five printer materials simultaneously, enabling nearly 400,000 colors or a variety of materials providing tactile, textual, and sensory capabilities. We also introduced a complementary J35™ Pro 3D printer in 2021, which is an all-in-one, multi material desktop 3D printer for designers and engineers needing up to three materials. Like the J8 printers, both J55 and J35 printers support KeyShot 3D rendering workflow with 3MF file format.
The J55 and J35 3D printers are also available in several industry-specific versions for the Dental and Medical. For Dental we have introduced the J5 DentaJetTM and the J3 DentaJetTM. The J5 DentaJetTM is the industry’s 3D printer able to accommodate mixed trays of dental parts and in 2024 we have also launch the J5 DentaJetTM XL that supports higher throughputs and lower cost per part. We have also recently launched our groundbreaking TrueDentTM Dentures solution for J5 DentaJetTM, which are FDA-cleared (class II) for dental appliances, including full and partial dentures. These unique materials enables batch production of highly aesthetic, monolithic, polychromatic dental appliances. The J3 DentaJetTM can produce mixed trays of various dental applications limited to three materials.
The medical industry-specific J55 versions are the J5 MediJetTM and the J5 Digital Anatomy™ printers. The J5 MediJetTM is designed to produce anatomic visual models and drilling and cutting guides that are sterilizable and biocompatible. The J5 Digital Anatomy™ printer was launch in 2024 and has similar capabilities to the J850 Digital Anatomy™ printer but in a compact accessible platform that supports 5 different resins.
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
Origin P3 printers
The Origin® 3D printers use P3™ (Programmable PhotoPolymerization) technology to precisely control light, heat, and force, among other variables, to produce parts with exceptional accuracy and consistency. We engage with a network of materials partners (like BASF, Henkel , Evonik, and Arkema), who work to develop a wide range of commercial-grade materials for this P3 system, resulting in some of the toughest and most resilient materials in additive manufacturing, as well as materials dedicated to specific applications that meet different industries’ standards. The Origin One printer and the range of available materials offer best-in-class printing technology based on digital light processing for production-oriented polymer applications and accelerates our expansion into mass production additive manufacturing. In 2024 we introduced Origin Two printer that provides higher repeatability, accuracy, and consistency parts production with a simplified printing workflow. Origin TWO is matching injection molding precision, unavailable with other resin 3D printers, it enables short production runs and on-demand manufacturing for applications that require superior quality and high part performance
SAF printers
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
Consumable materials
We sell a broad range of Stratasys proprietary 3D printing materials, consisting of over 61 FDM spool-based filament materials, 49 PolyJet cartridge-based resin materials, 41 hybrid photopolymer resins for SL and DLP and 4 powder materials for PBF. These materials yield a large variety of digital materials that reflect over 500,000 color variations, transparency, opacity and flexibility levels, for use in our 3D printers and production systems and provide our customers with all the tools needed to meet their broad application needs. Various of our printing materials are validated or certified in accordance with internationally-recognized standards. The sale of these materials provides us with a recurring revenue stream from users of our 3D printers and production systems. In addition, in 2021, we announced a new hybrid ecosystem model for materials which also enables sales of differentiated 3rd party materials for use in Stratasys systems as well. This Stratasys Material Ecosystem is designed to enable manufacturing customers to address new applications with demanding requirements through accelerated access to leading industry materials. The ecosystem includes the following material categories:
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
Software
Software is an integral part of our solutions-based, go-to-market strategy. Built on cloud, desktop and mobile technologies, the GrabCAD Additive Manufacturing Platform is an open and enterprise-ready software platform that enables manufacturers to manage production-scale additive manufacturing operations. Stratasys’ platform is specifically designed for the unique needs of additive manufacturing across the entire digital thread - from design through production - while also integrating with Industry 4.0 infrastructure and enterprise applications. As of February, 2025, the platform consists of more than 42,200 application users, 19,000 3D printers, and over 6,300 workflow users. The platform processes 35 gigabytes of data streams per day. Several components are included in the platform:
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
On top of GrabCAD Print, we also offer GrabCAD Print Pro. This is a package of new features and tools that extend the capabilities of GrabCAD Print Standard and are focused on improving accuracy and saving time for professional users. It includes features like: Accuracy center, labeling, automation, costing, split, repair etc.
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

GrabCAD Streamline Pro subscription software is a comprehensive workgroup software suite, powered by GrabCAD Print™. Designed to connect people, parts and printers, GrabCAD Streamline Pro reduces the effort in managing a company’s entire fleet of Stratasys 3D printers from one platform. It creates the opportunity for secure, centralized software workflows for efficient part production at any scale, regardless of the number of printers or types of parts printed. This thereby leads to higher efficiency, reduced cost and business process automation. •GrabCAD Streamline Pro supports FDM and PJ Stratasys technologies, with plans to add support for SAF, DLP and SL Stratasys technologies in the future.
GrabCAD IoT Platform is a solution designed to transform how customers manage their 3D printing operations and optimize additive manufacturing productivity. The GrabCAD® IoT Platform is available to Stratasys customers with GrabCAD® Streamline Pro™ workgroup software, with PolyJet J3/J5 Series™ printers and from Stratasys Customer Support. The solution is planned to be rolled out to other technologies in the future.
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
The GrabCAD Software Partner Program is available to Independent Software Vendors (ISVs) wishing to integrate into the GrabCAD AM Platform. The GrabCAD Software Partner Program makes up a robust ecosystem of software partners in Additive Manufacturing powered by Stratasys. Stratasys provides access to the GrabCAD SDK— a complete set of developer tools to support system integration as well as support.
The GrabCAD Community is an online community of over 15 million professional engineers, designers, manufacturers and students who share best practices via tutorials, discussion forums, design/print challenges and 3D content.
Our software is available in nine languages to promote usage in the regions worldwide in which we operate.
Online Community
GrabCAD Community
We operate the GrabCAD Community for mechanical engineers, designers, manufacturers and students where members can share best practices via tutorials, discussion forums, and design/print challenges. This community had more than 15 million members and over 1.7 million CAD files available for free download as of the end of 2024.

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
•full range of commercial service programs to support the high utilization of our 3D printers and our customers’ unique needs; and
•an e-commerce platform allowing for smooth and fast purchasing of our 3D printing materials, and also opening service tickets and following their status.
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
Stratasys Direct Manufacturing paid-parts service
Stratasys Direct Manufacturing is a contract manufacturing service provider of parts on-demand via polymer 3D printing processes. With over 30 years of experience, Stratasys Direct provides rapid prototyping and production parts using the broadest set of polymer additive technologies of any service bureau in North America and backed by experts ready for the most complex projects. With Stratasys Direct, customers can quickly design, innovate and meet demands of any complexity or scale by accessing the right expertise, industrial-grade 3D printing technologies, and materials without the capital expense. Stratasys Direct pioneered additive manufacturing production applications and specializes in guiding customers from concept development and prototyping through short-run production and long-term manufacturing. Stratasys and Stratasys Direct work together to help Stratasys customers meet their needs with infinite manufacturing capacity or access to technologies or material they do not have in-house.
Stratasys Direct Manufacturing also operates an ecommerce service for quick-turn parts, www.stratasysdirect.com, which enables its customers to obtain quotes and order parts around the clock, seven days a week.

Customers
We have a diverse set of customers worldwide, including, among other prominent companies: General Motors; BAE Systems; Boeing; Blue Origin, the U.S. Navy and the Mayo Clinic. No single customer or group of affiliated customers nor any individual sales agent or group of affiliated sales agents accounted for more than 10% of our sales in 2024, 2023, or 2022. Our solutions are used across a wide array of applications in a variety of different industries.
Marketing, sales and distribution
Marketing
Our marketing strategies are tailored to achieve several key objectives. These include elevating awareness to our brand and offering and establishing thought leadership in manufacturing and key relevant spaces for AM industry and our solutions and product areas. We also aim to build our brand leadership across multiple industries, including automotive, aerospace, defense, medical, dental, fashion, education, and consumer goods. Furthermore, we are committed to expediting and enhancing sales growth while enhancing customer loyalty and lifetime value.
To attain these goals, we execute a multifaceted approach that encompasses thought leadership initiatives, relations with industry analysts, digital campaigns, events and impactful product launches. Integrated campaigns serve to deepen connections with our existing customer base while expanding our reach to attract new clients. This approach stimulates demand and generates leads across our strategic markets, encompassing both our direct operations and our extensive network of resellers.
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
We believe that this strong geographic distribution of our sales organization, along with our manufacturing capabilities in various locations (as described below under “Manufacturing and suppliers— Manufacturing”) could positively impact our business. Given the likelihood of increased tariff rates and reciprocal tariffs to be imposed by the U.S. administration and other countries (as described above under “Item 3.D. Risk Factors- Risks related to our business and financial condition— Import tariffs, taxes, customs duties and other trading regulations…”), our ability to manufacture and distribute our products in the countries and regions in which our customers are located, without becoming subject to those tariffs, could be a competitive advantage for us. In particular, we manufacture most of our industrial solutions in the U.S. (at our Minnesota facilities), which should enable us to minimize tariffs when selling those solutions to the U.S. market, which is our largest single market. The capability of our solutions being produced near our customers should benefit our customers from a tax perspective on a global basis, by reducing excess multi-jurisdictional taxation.
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

We invest a significant amount of our resources in R&D, because we believe that superior technology is a key to maintaining a leading market position. Our net R&D expenses were approximately $99.1 million, $94.4 million and $92.9 million in the years ended December 31, 2024, 2023 and 2022, respectively. Our consumable materials development and production operations for our FDM, PolyJet, P3, SLA and SAF systems are located at our facilities in Eden Prairie, Minnesota; Rehovot, Israel; Kiryat Gat, Israel; Elgin, Illinois; Geleen, Netherlands; and Lengwil, Switzerland. We regard the consumable materials formulation and manufacturing process as a trade secret and hold patent claims related to these products. We purchase and formulate raw materials for our consumables production from various polymer resin and thermoplastic materials suppliers with different levels of processing and value-add applied to the raw materials.
Intellectual property
We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trade secrets, and confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others. All patents and patent applications for additive manufacturing processes and apparatuses associated with our technology were assigned to us by those inventors. The principal granted patents relate to our FDM systems, our PolyJet technologies, our 3D printing processes and our consumables, certain of which have already expired and certain of which have expiration dates ranging from 2025 to 2040.
We are also a party to various licenses and other arrangements that allow us to practice and improve our technology including a patent license agreement with Cornell University providing access to certain tool changer patents.
In addition, we own certain registered trademarks and make use of a number of additional registered and unregistered trademarks, including “Stratasys”, the Stratasys Signet logo, “Objet”, “PolyJet”, “Connex”, ”J8 Series”, “J850”, “J826”, “J750”, “J700”, “J5”, “J35”, “J55”, “Vero”, “VeroFlex,” “VeroEco,” “VeroUltra”, “VeroVivid”, “Tango”, “Durus”, “Rigur”, “Elastico”, “Digital ABS”, “TrueDent”, “TrueDent-D”, “ProBleacher”, “ProSurface”, “FDM”, “Fortus”, “F123 Series”, “F370”, “F900”, “F770”, “F3300”, “Fortus 450mc”, “Insight”, “Antero”, “Diran”, “XTEND”, “Origin”, “Origin One”, “P3”, “Stratasys Direct Manufacturing”, “Stratasys Direct”, “GrabCAD”, “GrabCAD Community”, “GrabCAD Print”, “GrabCAD Shop”, “GrabCAD Steamline”, “OpenAM”, “ProtectAM”, “DentaJet”, Medijet”, “Digital Anatomy”, “TissueMatrix”, “GelMatrix”, “BoneMatrix”, “RadioMatrix”, “3DFashion”, “TechStyle”, “FabriX”, “Neo”, “Neo800”, “Neo450”, “Titanium”, “Titanium Assistant”, “H350”, “H Series”, “SAF”, “Big Wave”, “Selective Absorption Fusion”, “PowderEase”, “ReLife”,“Somos”, “WaterClear”, “WaterShed”, “PerFORM”, “WeatherX”, “Addigy”, “RapidQuotes”, “Mindful Manufacturing”, “3D Printing a Better Tomorrow” and “Make additive work for you”.
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
The companies that offer these technologies to compete with us include, inter alia, 3D Systems Corporation, EOS GmbH, HP, Carbon, Inc.,Formlabs, Markforged, Inc. and Desktop Metal.
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
•automated, hands-free support removal;
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
Global operations
We have offices in, among other locations, Brazil, China, Germany, Hong Kong, Israel, Japan, Korea, India, Mexico, the United Kingdom and the United States, and organize our operations by geographic region, focusing upon the following key regions: the Americas; Europe and Asia Pacific. Our products are distributed in each of these regions, as well as in other parts of the world. Our customers are dispersed geographically, and we are not reliant on any single country or region for most of our product sales and services revenues, although 59.7% of our 2024 revenues were generated in the Americas and our Stratasys Direct Manufacturing printed parts services are primarily based in the United States and therefore reliant on United States customers. A breakdown of our consolidated revenues by geographic markets and by categories of operations (that is system, consumables and services) for the years ended December 31, 2024, 2023 and 2022 is provided in “Item 5.A Operating and Financial Review and Prospects- Operating Results.” In maintaining global operations, our business is exposed to risks inherent in such operations, including currency fluctuations, market conditions, and inflation in the primary locations in which our operating expenditures are incurred. Information on currency exchange risk, market risk, and inflationary risk appears elsewhere in this annual report in “Item 3.D Risk Factors” and in “Item 11. Quantitative and Qualitative Disclosure About Market Risk-Foreign Currency Exchange Risk”.
Employees
The total number of our full-time equivalent employees, and the distribution of our employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2024, 2023 and 2022, are set forth in this annual report in “Item 6.D Directors, Senior Management and Employees—Employees”.
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
•medical device regulations, such as the U.S. FDA Code of Federal Regulations.
Environmental, Social, and Governance (ESG) and Sustainability
At Stratasys, we understand the profound impact that Additive Manufacturing can have on people and the planet. Our commitment to Mindful Manufacturing™ aligns our business strategy with ESG principles and sustainability, ensuring that we lead the way in transforming manufacturing processes to be more sustainable, efficient, and innovative.
As affirmation of the efforts and achievements on our sustainability roadmap, in 2024 we received our first-ever EcoVadis certification, achieving a Silver sustainability rating, placing us in the 90th percentile joining the top 10% of all companies assessed globally. This is a milestone for our Company and industry and a testament to the policies and procedures we have in place for environmental, ethics, labor, and sourcing management under the ESG umbrella.
Environment
In 2024, we continued to drive progress in reducing greenhouse gas (GHG) emissions, expanding renewable energy adoption, and addressing Scope 3 emissions across our value chain. Our commitment to environmental responsibility was further reinforced by extending ISO 14001 certification to our EMEA headquarters and SMACS manufacturing site, demonstrating our focus on global environmental management.
Circularity and waste reduction are at the heart of our approach. Initiatives like the SAF ReLife Solution exemplify our dedication to sustainable manufacturing, promoting reuse and extending the lifecycle of materials. Additionally, our enhancements to GrabCAD Print and Print Pro, including carbon emissions estimation capabilities, empower our customers to decarbonize their production processes while optimizing workflows.
We collaborate with customers, stakeholders, and industry leaders to advance sustainability across the entire additive manufacturing ecosystem, ensuring our solutions deliver measurable environmental benefits.
Social
We recognize that our people and communities are key to our success. In 2024, we advanced professional development through comprehensive training programs, strengthened our commitment to diversity and inclusion, and enhanced employee health, safety, and wellbeing. Competitive benefits and a supportive workplace culture remain central to our people-first philosophy.
Our dedication to employee health and safety was reinforced by the expansion of ISO 45001 certification to our EMEA headquarters and SMACS manufacturing site. Additionally, we implemented an advanced global Environmental, Health, and Safety (EHS) management system, enabling us to proactively manage risks, ensure compliance, and enhance workplace safety across our sites globally.
Our Customer First approach is pivotal in ensuring we meet the evolving needs of those we serve. Beyond our business operations, we expanded our community impact initiatives, driving meaningful social impact through education, healthcare, and disaster relief efforts. These programs reflect our dedication to creating shared value for our employees, customers, and communities.

Governance
Robust governance underpins our commitment to transparency, accountability, and ethical operations. At Stratasys, we are guided by a long-standing Code of Conduct that reflects our core values and sets the standard for ethical behavior across our global operations. These principles extend to our supply chain through our Supplier Code of Conduct, which ensures that our partners align with our standards for responsible sourcing, environmental stewardship, and human rights.
In 2024, we further strengthened supplier sustainability management by establishing processes to evaluate and enhance the sustainability performance of our suppliers. This initiative helps us manage risks across our supply chain and aligns with our principles of responsible sourcing. We also announced the appointment of S. Scott Crump - long-standing Director, Stratasys Co-founder, member of the Stratasys Board of Directors, and inventor of the company’s FDM® fused deposition modeling printing technology - as the company’s ESG & Climate Champion.
Stakeholder engagement continues to guide our governance strategy. We prioritize sustainability transparency and disclosure by aligning with international ESG reporting standards and publishing detailed ESG reports that outline our progress, goals, and impacts. By actively engaging with customers, employees, investors, and partners, we ensure our sustainability efforts remain actionable, credible, and aligned with stakeholder expectations.
Our focus on innovation, collaboration, and responsible business practices drives us to set a benchmark for the Additive Manufacturing industry. Through Mindful Manufacturing™, we aim to 3D Print a Better Tomorrow™, combining ESG principles with cutting-edge solutions that empower our stakeholders and protect our planet.
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
On November 13, 2022, according to the Temporary Provision, the Company released an amount of approximately $44.8 million out of its Exempt Profits and accordingly paid reduced tax of approximately $2.9 million. The company operates as required by the provisions of the Temporary Provision to qualify for the reduced tax rate.
As of December 31, 2024, we had accumulated tax-exempt income of approximately $157.6 million that is attributable to our various Approved and Beneficiary Enterprise programs. If such tax-exempt income were to be distributed, it would be taxed at the reduced corporate tax rate applicable to such income, which would have amounted to approximately $15.8 million of tax liability as of December 31, 2024.
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
•Stratasys GMBH, a German limited liability company, which together with other subsidiaries (including iSQUARED AG, a fully owned Swiss subsidiary, and as well Stratasys Uk Distribution Ltd., a fully owned UK subsidiary) carries out our European operations; and
•Stratasys Solutions Ltd., a UK company, holding directly and indirectly all European group entities and being active in software business,
•Stratasys Latin America Representacao De Equipamentos Ltd., a Brazilian subsidiary, which has commenced our Brazilian operations.

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
D.Property, Plants and Equipment.
We have dual headquarters, in Eden Prairie, Minnesota and Rehovot, Israel.
We are in the process of phasing out our Eden Prairie, Minnesota headquarters (previously known as NASH) and transitioning into our new long-term lease for our US campus in Minnetonka Minnesota. The new campus is comprised of two adjacent buildings. One of the buildings has six stories and serves as our Americas Regional Corporate Headquarters, or ARCH and contains 164,951 square feet-- mainly executive offices and labs. The second building is a one-floor, heavy duty building (known as ARCH 2) of 18,568 square feet. The new campus will serve the following purposes: system assembly, inventory storage, operations and sales support; manufacturing for one of our Stratasys Direct Manufacturing paid parts service locations; research and development, administrative, marketing and sales activities. By the end of 2024, we vacated our NASH location in Eden Prairie (81,546 square feet). Out of our three additional owned sites (Wallace, Edenvale, and SMACS), we plan to move operations from two of them, Wallace and Edenvale, to the new campus during the second half of 2025. We have also started marketing those two remaining owned sites for sale. The production facility (SMACS) remains unchanged in our existing location in Eden Prairie.
Our building complex in Rehovot, Israel, which contains two buildings, is situated on a property that we purchased in 2015 and encompasses approximately 284,713 square feet. It houses our Israeli headquarters, research and development facilities and certain marketing activities. We entered the first building in January 2017 and the second building in May 2021.
As of December 31, 2024, we lease office space (except with respect to our Eden Prairie headquarters facilities, our Rehovot, Israel and Kiryat Gat, Israel facilities, and Germany facility) where we own the property) for various purposes, as set forth in the table below. Unless otherwise stated, all of our facilities are fully utilized. Our material tangible fixed assets include, among other things, the properties listed below.

Location:	Primary Usage:	Area (Sq. Feet)
Americas:
Eden Prairie, MN	U.S. headquarters	308,646
Minnetonka, MN	New U.S. headquarters	183,519
Valencia, California	Offices and warehouses	3,035
Belton, Texas	Offices and warehouses	39,680
Plymouth, Minnesota	Warehouse	168,100
Other facilities in Americas		80,943[1,2]
Europe and the Middle East
Rehovot, Israel	Israeli headquarters	284,713
Kiryat Gat, Israel	Factories and warehouse	126,617
Rheinmunster, Germany	Europe main office	55,027
United Kingdom	Manufacturing, offices and lab space	40,063
Other facilities in EMEA	Offices and lab space	31,554
Asia Pacific
Hong Kong	Asia Pacific main office	5,494
Japan	Sales office	13,109
China	Sales office	17,142
Other facilities in Asia Pacific	Office space	7,352
ITEM 4A. UNRESOLVED STAFF COMMENTS.
None.
1This square footage includes the area of the two buildings of our new Israel headquarters in Rehovot, Israel. The second of those buildings was inhabited by us in May 2021, of which 106,181 square feet was leased by us to several third parties under a long-term lease and another 9,938 of square feet was leased by us to another third party under a long-term lease.
2As of 31.12.24 we lease and/or own both new and existing US headquarters.

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
A.Operating Results.
Overview of Business and Trend Information
We are a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, materials, technology partner ecosystem, innovative leadership, and global GTM infrastructure, we are positioned to capture share in a significant and growing global marketplace, with a focus on manufacturing, which we view as having the largest and fastest growing total addressable market.
Our approximately 2,300 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production. By the end of 2024, we estimate that we derived over 36.0% of our revenues from manufacturing solutions.
A series of recent acquisitions and other transactions has strengthened our leadership in various facets of our business, and has added incremental growth engines to our platform. Our acquisition, in December 2020, of Origin Laboratories, Inc., or Origin, significantly strengthened our leadership in mass production for polymer 3D printing. Origin’s pioneering approach to additive manufacturing of end-use parts has enabled us to serve a large market with manufacturing-grade 3D printers, utilizing P3 Programmable PhotoPolymerization. Our acquisition, in the first quarter of 2021, of UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions, provided us with a complementary technology that further expanded our polymer suite of solutions across the product life cycle. Similarly, our acquisition, in November 2021, of all remaining shares of Xaar 3D Ltd. or Xaar, has begun to accelerate our growth in production-scale 3D printing. The transaction between our former subsidiary, MakerBot, a leader in desktop 3D printing, and Ultimaker, gave us an approximately 46.5% stake in a new entity that has a broad technology offering, a larger scale, and that is well-capitalized and is therefore better equipped to compete in the desktop 3D printing segment. Our October 2022 asset acquisition from the quality assurance software company Riven, a Berkeley, California-based start-up, enables us to fully integrate its cloud-based software solution into our GrabCAD® Additive Manufacturing Platform, thereby enabling more manufacturing customers to adopt Stratasys solutions for end-use parts production. Our acquisition, in April 2023, of Covestro’s additive manufacturing business gave us the ability to accelerate innovative developments in 3D printing materials and to thereby further grow adoption of our newest technologies, including our Origin P3™, Neo® stereolithography, and H350™ printers, with which Covestro’s resins can be used. Also, as part of this acquisition we acquired an IP portfolio comprised of hundreds of patents and pending patents.

Recent Developments
Share Repurchase Plan
On September 16, 2024, we announced that our board of directors has authorized a program for our repurchase of up to $50 million of our ordinary shares from time to time.
Under the share repurchase program, we may effect repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the Exchange Act. We may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of our ordinary shares under the board authorization.
The repurchase program does not obligate us to acquire any particular number or value of ordinary shares, and the repurchase program may be suspended or discontinued at any time at our discretion.
In accordance with Section 7C of the Israeli Companies Regulations (Leniencies for Companies Whose Securities are Listed for Trading Outside of Israel), 5760-2000, the share repurchase program went into effect 30 days after notice of our board of directors’ adoption of the repurchase program was provided to our material creditors and secured creditors (if any).
Strategic Restructuring Plan
The authorization of our share repurchase program described above was part of a number of strategic actions we have taken to enhance shareholder value, building upon our previously announced comprehensive process to explore strategic alternatives for our company, in order to maximize value for all Stratasys shareholders, which we had initiated on September 28, 2023 (as described in our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on that day, available at the following link: https://www.sec.gov/Archives/edgar/data/1517396/000121390023080136/ea185964-6k_stratasys.htm), and which we completed during the second quarter of 2024. The goals of that process were to further solidify our leadership in additive manufacturing, while focusing our business model to deliver a significantly improved and consistently profitable, cash-flow positive additive manufacturing company, throughout cycles. At the conclusion of that process, our board of directors identified restructuring initiatives in two important areas to further those goals and to best position Stratasys to maximize value:
(i) Our first initiative is to adjust our cost structure to better match current market conditions, primarily through an approximate 15% headcount reduction that will drive the majority of an expected $40 million in annual run rate savings. This initiative is expected to generate an annualized EBITDA margin of 8% at current revenue levels. The first full-quarter’s benefit of these cost savings is expected in the first quarter of 2025.
(ii) Our second initiative is to enhance our efforts to remove barriers and help customers increase their pace of adoption of additive manufacturing. This involves addressing the total cost of ownership, which is largely influenced by materials consumption. We plan to increase our investment of resources to better educate and support our customers' engineers, who are still learning to fully utilize additive manufacturing design and workflow benefits. We will also increase efforts to standardize additive manufacturing to better align with traditional manufacturing processes, making it easier for broader adoption. As part of this initiative, we plan to leverage our scale and breadth of technology to focus our go to market efforts on areas we view as the main growth drivers of our business –applications where additive manufacturing presents the most compelling benefits relative to conventional methods.

Extension of Limited-Duration Shareholder Rights Plan
In order to preserve for all shareholders the long-term value of our company in the event of a takeover or acquisition of a controlling stake without the payment of a control premium for all Stratasys ordinary shares, our board of directors unanimously approved the extension of the expiration date of our limited-duration shareholder rights plan, or the Rights Plan, by an additional year, which extension was effective immediately prior to the original expiration of the Rights Plan on December 19, 2024. The Rights Plan, if triggered, would significantly dilute the ownership of any Acquiring Person (as defined in the Rights Plan). The Rights Plan, which now expires on December 19, 2025, contains enhanced shareholder protections that are intended to limit the scope of the Rights Plan. The Rights Plan is designed to give all of our shareholders (other than an Acquiring Person) a way to voice their position directly to the board on certain types of offers— via an advisory shareholder vote as to whether the plan should apply to those offers— and, in other circumstances, exempts a qualifying offer from the rights under the plan altogether.
Prospective PIPE Transaction
On February 2, 2025, we entered into a securities purchase agreement with Fortissimo Capital Fund VI, L.P. (together with its affiliates, referred to collectively as Fortissimo), an Israeli private equity fund, for a private investment in public equity, or PIPE, pursuant to which Fortissimo will invest $120 million in Stratasys and acquire 11,650,485 newly-issued ordinary shares at a price of $10.30 per share, reflecting a premium of 10.6% over the closing market price of the ordinary shares on Nasdaq on January 31, 2025. Upon (and subject to) completion of the PIPE, Fortissimo will hold approximately 15.5% of our issued and outstanding ordinary shares. We expect the PIPE to close during the second quarter of 2025, subject to review by the U.S. Committee on Foreign Investment in the United States and other customary closing conditions. We believe that the closing of the PIPE would positively impact our available capital for potential value-enhancing, inorganic opportunities in the 3D printing industry.
Upon the closing of the PIPE, Fortissimo will become subject to a lock-up for 18 months, during which period it will be prohibited from transferring any ordinary shares, subject to limited, customary exceptions. Following that lock-up period, we will be required to file with the SEC a registration statement to register Fortissimo’s resale of the ordinary shares sold to it in the PIPE. In connection with the PIPE, our board of directors will exempt any acquisitions of ordinary shares by Fortissimo pursuant to the PIPE and thereafter from the application of our Rights Plan. Fortissimo will, however, be subject to certain standstill and voting restrictions, including (i) not being permitted to surpass 24.99% ownership of our issued and outstanding ordinary shares, and (ii) not being permitted to vote more than 20% of the outstanding ordinary shares, unless Fortissimo owns 35% or more of the outstanding ordinary shares, which ownership level it can only reach through a tender offer for at least 15% of the issued and outstanding ordinary shares. The closing of such a tender offer would require the approval of our shareholders
Upon, and subject to, the closing of the PIPE, our board of directors will appoint an initial designee of Fortissimo in replacement of one of our current directors. To the extent Fortissimo’s beneficial ownership equals at least 20% of the issued and outstanding ordinary shares, if Fortissimo requests, we are required to nominate for election by our shareholders a second Fortissimo designee. Until the election of that second designee, Fortissimo will be entitled to designate one non-voting observer to attend all meetings of our board. The number of Fortissimo’s board designees is subject to phase-out to the extent Fortissimo’s holdings of the ordinary shares drops below certain thresholds.
The terms of the prospective PIPE were described in a Report of Foreign Private Issuer on Form 6-K that we filed with the SEC on February 2, 2025, which is available at the following link: https://www.sec.gov/Archives/edgar/data/1517396/000162828025003575/ssysform6-kfebruary4th.htm

Business Performance in Macro-Economic Environment
Our current outlook, as well as our results of operations in the year ended December 31, 2024, should be evaluated in light of current global macroeconomic conditions, including certain challenging trends that have also impacted the additive manufacturing industry. Our revenues in 2024 decreased by 8.8% on a year-over-year basis, compared to 2023. This decrease in revenues was mostly due to macro-economic pressure on the capital expenditure budgets of our customers, which has been causing longer sales cycles for our systems and occasional deferral of orders of our systems. Our results also reflected the divestment of certain Stratasys Direct Manufacturing, or SDM, businesses. On the other hand, our results for the year ended December 31, 2024 also evidence stronger utilization of our installed systems by our customers, which drove higher revenues in consumables, and we furthermore returned to non-GAAP profitability (along with our GAAP net loss) in the year ended December 31, 2024, (please see “Supplemental Operating Results on a Non-GAAP Basis” and “Reconciliation of GAAP to Non-GAAP Results of Operations” further below).
We continue to closely monitor macroeconomic conditions, including the headwinds caused by inflation, relatively high interest rates and other trends that have been adversely impacting economic activity on a global scale, and which have also adversely affected the additive manufacturing industry generally and our company, in particular. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences to the extent possible. We estimate that those conditions have impacted us most notably by extending the length of our sales cycles and thereby reducing our products revenues. Assuming that those inflationary pressures ease, and the global economy remains relatively stable, we expect that products revenues will once again improve, as and when we execute on our growth plans and as a result of shorter sales cycles.
Specific developments that may potentially impact our operating performance in an adverse manner include:
•Israel’s retaliatory war against Hamas, Hezbollah and other nearby terrorist organizations, and military conflict with Iran, which up to the present time have had a limited impact on our Israeli and global operations. However, given the fact that one of our global headquarters and one of our manufacturing facilities are located in Israel, in case the war widens into a more intense regional conflict and/or worsens Israeli or global economic conditions, that could have an adverse impact on our operations;
•the slow pace at which central banks in Europe and the U.S. may reduce interest rates in order to avoid triggering upwards inflationary pressure, which would leave interest rates at relatively high levels for a longer period of time, thereby leaving in place unfavorable credit/financing conditions for our customers;
•the imposition of new or reciprocal import tariffs by the United States and by other countries, which could significantly increase the prices we pay for raw materials and adversely impact demand for our products and services in industries and countries in which our affected customers operate; and
•potential contraction of economic activities and recessionary conditions that could arise as a result of a weaker labor market and a decrease in consumer demand.
We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.

We ended 2024 with $150.7 million in cash, cash equivalents and short-term deposits. We also expect to receive an additional $120 million from the PIPE to be completed with Fortissimo (subject to its closing). We believe that we are well suited to continue to manage the current global macro- economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain cost controls, while ensuring that our new product introduction, or NPI, programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs. To the extent that the PIPE closes, we will consider deploying our available capital towards potential value-enhancing, inorganic opportunities in the 3D printing industry.
Key measures of our performance
Revenues
Our revenues primarily derive from (i) sales of our products, which include both our AM systems and related consumable materials, (ii) provision of related services, and (iii) our direct manufacturing service. We generate revenues and deliver services principally through the following channels:
•sales to resellers, who purchase and resell our products and who provide support services for our printing systems;
•sales of systems that are marketed by independent sales agents, pursuant to which we sell directly to end-users, pay commissions to such agents, and directly handle the sale of consumables and provision of support services; and
•direct sales of systems (and all related products and services) as well as our direct manufacturing solutions to our customers, without the involvement of independent sales agents.
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
Our most significant components of costs of revenues are costs of materials used for our products, wages and related benefits costs, which together accounted for approximately 60% of our total direct cost of revenues for the year ended December 31, 2024. An additional significant component of our costs of revenues is the amortization expense that we primarily incur in connection with developed technology assets acquired as part of our business combinations. These amortization expenses vary based on the timing and type of acquisitions and estimated useful lives of the respective intangible assets. These amortization expenses were $18.6 million, $19.6 million and $28.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. No impairment charges were recorded with respect to our acquired intangible assets during 2024 or 2023. Refer to Note 9 to our consolidated financial statements included in Item 18 of this annual report.
For the year ended December 31, 2024, a hypothetical 10% rise in commodity prices for raw materials would have caused an approximate $13.4 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive loss. As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $6.6 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive loss. During 2024, we did not notice particular trends that changed, or were expected to change in the near future, the absolute or relative significance of the components of our costs of revenues in a material manner. We also believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years, as we have used price increases to offset the cost pressures caused by inflation.
Currently, we do not foresee a significant change in either the raw materials used for production or wage inflation that would materially impact our business. For further information, please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk” in this annual report.
Gross profit
The gross profit and gross margin for our products are influenced by a number of factors. The most important of these is the mix of our products sold. Specifically, the gross margins on our higher-end AM systems, as well as on our consumables, are typically higher than the gross margins on our entry-level products. Accordingly, an increase in the share of revenues of our entry-level products out of total revenues could cause our profit margins to decrease. Furthermore, we believe that as our worldwide installed base of AM systems increases, subsequent sales of our proprietary consumables will also increase. We also seek to reduce our costs of revenues by improving our ability to use less costly components, better management of our inventories levels and increasing manufacturing efficiencies in the production of our systems. In addition, we will also seek to achieve lower material costs and leverage our overall capabilities in our direct manufacturing service business.
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
Operating expenses
Our operating expenses for 2024 consisted of (i) research and development expenses, and (ii) selling, general and administrative expenses.
Research and development expenses, net
Our research and development activities consist of projects aimed at developing new printing systems and materials, and projects aimed at enhancing the capabilities of our existing product lines, as well as significant technology platform and applications, and developments for our current technologies, including our integrated software. We also seek to develop disruptive technologies and other process improvement solutions in the additive manufacturing ecosystem. Our research and development expenses consist primarily of employee compensation and employee-related personnel expenses, materials, laboratory supplies, costs for related software and costs for facilities. Expenditures for research, development and engineering of products are expensed as incurred. Our research and development efforts are essential to our future growth and our ability to remain competitive in the AM market. We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for product development and innovation.
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
2024 Financial Highlights
Significant highlights of our financial performance in 2024 included:
•Revenues decreased by $55.1 million, or 8.8%, compared to 2023. The decrease is driven by decrease in systems revenues attributable to longer sales cycle. These revenue results also evidence macro-economic pressure on capital expenditure budgets of our customers, which has been causing longer sales cycles for our systems and occasional deferral of orders of our systems.
•Operating expenses decreased by $12.1 million, or 3.4% compared to 2023. The decrease in operating expenses was primarily driven by lower costs in 2024, compared to 2023, (i) a decrease of $22.4 million of costs related to prospective and potential mergers and acquisitions, our defense against a hostile tender offer and a proxy contest, and related professional fees, and (ii) due to the restructuring program that we implemented in 2024, partially offset by a decrease of $14.8 million in the amount of our reduction of contingent consideration liabilities in 2024 compared to 2023.
•Net loss amounted to $120.3 million or basic and diluted net loss per share of $1.70, in 2024, compared to net loss of $123.1 million, or basic and diluted net loss per share of $1.79, in 2023, which was mainly attributable to lower gross profit due to the decrease in revenue partially offset by lower operating expenses.
Total cash and cash equivalents and restricted cash amounted to $71.1 million and short-term deposits amounted to $80.5 million as of December 31, 2024, which, when aggregated together, reflected a decrease of $11.3 million compared to the corresponding total amount as of December 31, 2023. The decrease in cash, cash equivalents, restricted cash and short-term deposits in 2024 was due to increased cash used in investing and financing activities, which amounted to $14.8 million and $3.3 million, respectively, in 2024, which was offset, in part, by an increase in cash provided by operating activities, which amounted to $7.8 million in 2024.
Results of Operations
We are providing within this section a discussion and analysis of our historical statement of operations data in accordance with accounting principles generally accepted in the United State of America, or GAAP. While our financial statements included in Item 18 of this annual report include data for each of the three years ended December 31, 2024, 2023 and 2022, the discussion and analysis contained in this Item 5.A is limited to a comparison of our results of operations for the years ended December 31, 2024 and 2023. For a discussion and analysis of our results for the year ended December 31, 2023, and a comparison of those results with those of the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 11, 2024.

The following table sets forth certain financial data derived from our Consolidated Statements of Operations and Comprehensive Loss, presented as percentages of our revenues for the years indicated:

	Year ended December 31,
	2024	2023

Revenues	100.0%	100.0%
Cost of revenues	55.1%	57.5%
Gross profit	44.9%	42.5%
Research and development, net	17.3%	15.0%
Selling, general and administrative	42.5%	41.5%
Operating loss	(15.0)%	(14.0)%
Financial income, net	0.3%	0.5%
Loss before income taxes	(14.7)%	(13.5)%
Income tax expenses	0.5%	0.9%
Share in losses of associated companies	5.8%	5.2%
Net loss	(21.0)%	(19.6)%
Discussion of Results of Operations
The below tables and related discussion present an item by item comparison of our results of operations for each of the two years ended December 31, 2024 and 2023.
Revenues
Our products and services revenues for the last two years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
	2024	2023	% Change 2024-2023
Products	$391,917	$433,741	(9.6)%
Services	180,541	193,857	(6.9)%
	$572,458	$627,598	(8.8)%
Our total consolidated revenues in 2024 were $572.5 million, a decrease of $55.1 million or 8.8%, compared to 2023.

Products Revenues
Revenues derived from products (including systems and consumable materials) decreased by $41.8 million, or 9.6%, in 2024 as compared to 2023 mainly as a result of a $47.4 million decrease (or 25.2%) in systems revenue attributable to longer sales cycle, partially offset by an increase of $5.5 million (or 2.3%) in consumables revenues driven by our recent acquisitions and higher usage of our systems.
Services Revenues
Services revenues (including Stratasys Direct, maintenance contracts, time and materials and other services) decreased by $13.3 million, or 6.9%, in 2024 as compared to 2023. The decrease was primarily attributable to lower SDM revenues as a result of our divestiture of several businesses in SDM during 2023.
Revenues by Region
Revenue amounts and the percentage of our overall revenues by region for the last two years, as well as the percentage change in revenue amounts for each such region from year to year, were as follows:

	Year Ended December 31,
	2024		2023
	Revenue amount (U.S. $ in thousands)	% of overall revenues	Revenue amount (U.S. $ in thousands)	% of overall revenues
Americas*	$341,737	59.7%	$389,770	62.1%
EMEA	158,465	27.7%	155,942	24.8%
Asia Pacific	72,256	12.6%	81,886	13.0%
	$572,458	100.0%	$627,598	100.0%
*Consists of the United States, Canada and Latin America. The only single country in any region in which revenues exceeded 10% of our consolidated, aggregate revenues in either 2024 or 2023 was the United States, in which revenues amounted to $322.5 million and $366.5 million, in those respective years.
Revenues in the Americas region decreased by $48.0 million, or 12.3%, to $341.7 million in 2024 compared to $389.8 million in 2023. The decrease was mainly attributable to longer sales cycles and the divestment of certain SDM businesses during 2023, partially offset by higher consumables revenues of $3.4 million.
Revenues in the EMEA region increased by $2.5 million, or 1.6%, to $158.5 million in 2024 compared to $155.9 million in 2023.The increase was primarily driven by higher consumables revenues attributable to our recent acquisitions and higher usage of our systems, partially offset by lower system revenues, attributable to longer sales cycles.
Revenues in the Asia Pacific region decreased by $9.6 million, or 11.8%, to $72.3 million in 2024 compared to $81.9 million in 2023. The decrease was primarily attributable to a decrease in product revenues, due to longer sales cycles.

Gross Profit
Gross profit from our products and services for the last two years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,		% Change 2024-2023
	2024	2023
Gross profit attributable to:
Products	$194,110	$207,231	(6.3)%
Services	62,706	59,793	4.9%
	$256,816	$267,024	(3.8)%
Gross profit as a percentage of revenues for our products and services for the last two years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,		% Change 2024-2023
	U.S. $ in thousands
Gross profit as a percentage of revenues from:	2024	2023
Products	49.5%	47.8%	3.7%
Services	34.7%	30.8%	12.6%
Total gross profit	44.9%	42.5%	5.4%
Gross profit attributable to products revenues decreased by $13.1 million, or 6.3%, to $194.1 million in 2024 compared to $207.2 million in 2023. Gross margin attributable to products revenues increased to 49.5% in 2024 compared to 47.8% in 2023. Our gross profit from products revenues decreased mainly as a result of lower system revenues, partially offset by higher operational efficiency. The increase in gross margin was attributable to higher operational efficiency.
Gross profit attributable to services revenues increased by $2.9 million, or 4.9%, to $62.7 million in 2024 compared to $59.8 million in 2023. Gross margin attributable to services revenue increased to 34.7% in 2024 as compared to 30.8% in 2023. The increase in gross profit from services revenues was mainly attributable to our 2023 restructuring charges related to Stratasys Direct, in an amount of $10.7 million, which did not recur in 2024, and our divestiture of several SDM businesses in 2023, which increased our profitability in 2024, partially offset by a decrease in services revenues in 2024. Our gross margin from services revenues increased mainly as a result of our divestiture of several SDM businesses with lower gross margins in 2023, as well as lower restructuring charges in 2024.

Operating Expenses
The amount of each type of operating expense for the last two years, as well as the percentage change between such annual periods, and total operating expenses as a percentage of our total revenues in each such year, were as follows:

	Year Ended December 31,		Change from earlier to later year, as a % of amount in earlier year
	2024	2023	2024-2023
	U.S. $ in thousands
Research and development, net	$99,142	$94,425	5.0%
Selling, general and administrative	243,335	260,179	(6.5)%
	$342,477	$354,604	(3.4)%
Percentage of revenues	59.8%	56.5%
Operating expenses were $342.5 million in 2024 compared to operating expenses of $354.6 million in 2023. The decrease in operating expenses was primarily driven by a decrease of $22.4 million of costs related to prospective and potential mergers and acquisitions, defense against a hostile tender offer, proxy contest, and related professional fees in 2024 relative to 2023, and a net decrease of $5.5 million in employee and other costs associated with a decrease in the headcount as a result of our restructuring initiative, partially offset by a decrease of $14.8 million in the amount of our reduction of contingent consideration liabilities in 2024 compared to 2023.
Research and development expenses, net, increased by $4.7 million, or 5.0%, in 2024 compared to 2023. Research and development expenses, net, as a percentage of revenues increased to 17.3% in 2024 compared to 15.0% in 2023. The increase in research and development expenses, net in 2024 was mainly attributable to a net increase of $2.5 million in employee and other costs associated with a decrease in the headcount as a result of our restructuring initiative, and a $2.0 million increase in costs driven by our recent acquisitions.
We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications that will enhance our current solutions offerings.
Selling, general and administrative expenses in 2024 decreased by $16.8 million, or 6.5%, to $243.3 million, compared to $260.2 million in 2023. The amount of selling, general and administrative expenses constituted 42.5% of our revenues in 2024, as compared to 41.5% in 2023. The absolute decrease was mainly attributable to lower costs related to prospective and potential mergers and acquisitions, defense against hostile tender offer, proxy contest and related professional fees, a net decrease of $8.0 million in employee and other costs associated with a decrease in the headcount as result of our restructuring initiative, and a $3.3 million decrease in amortization expenses in 2024, partially offset by a decrease of $14.8 million in the amount of our reduction of contingent consideration liabilities in 2024 compared to 2023, and a $4.8 million loss in 2024 from our sale of an investment.

Operating Loss
Operating loss and operating loss as a percentage of our total revenues for the last two years, as well as the percentage change in operating loss between those years, were as follows:

	Year Ended December 31,		Change from earlier to later year, as a % of amount in earlier year
	2024	2023	2024-2023
	U.S. $ in thousands
Operating loss	$(85,661)	$(87,580)	(2.2)%
Percentage of revenues	(15.0)%	(14.0)%
Operating loss for the year ended December 31, 2024 was $85.7 million as compared to an operating loss of $87.6 million for the year ended December 31, 2023. The absolute decrease in the operating loss of $1.9 million was primarily due to the $12.1 million decrease in operating expenses, partially offset by our decrease in gross profit, for the reasons described in the discussion of the above line items. The increase of operating loss as a percentage of revenue by 1.0% was attributable to the decrease in our revenues.
Financial Income (Expenses), net
Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expense, amounted to $1.7 million for the year ended December 31, 2024, compared to financial income, net, of $3.0 million for the year ended December 31, 2023.
Income Taxes
Income tax expense and income tax expense as a percentage of net loss before income taxes for the last two years, as well as the percentage change in income taxes between those years, were as follows:

	Year Ended December 31,
	2024	2023	Change 2024-2023
	U.S. $ in thousands		Change as a % of amount in 2023
Income before income taxes	$(83,985)	$(84,587)	(0.7)%
Income taxes expense (income)	$2,973	$5,782	(48.6)%
As a percentage of loss before income taxes	(3.5)%	(6.8)%	3.3%
We had an effective tax rate of 3.5% for the year ended December 31, 2024 as compared to an effective tax rate of 6.8% for the year ended December 31, 2023. Our effective tax rate in 2024 was primarily impacted by the geographic mix of our earnings and losses, movements in our valuation allowance and changes in our uncertain tax positions.
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

Share in Net Losses of Associated Companies
Share in net losses of associated companies reflects our proportionate share of the net losses of unconsolidated entities accounted for by using the equity method of accounting. During 2024, we had net losses of our equity method investments in a total amount of $33.3 million, compared to a loss of $32.7 million in 2023. The losses in 2024 and 2023, include impairment charges in an amount of $30.1 million and $13.9 million, respectively, were mainly attributable to our equity investment in Ultimaker (which was the surviving entity following a merger between it and MakerBot). Please refer to Note 2 to our consolidated financial statements included in Item 18 of this annual report.
Net Loss and Net Loss Per Share
Net loss, net loss as a percentage of our total revenues, and diluted net loss per share, for the last two years, as well as the percentage change in net loss between those years, were as follows:

	Year Ended December 31,
	2024	2023	2024-2023
	U.S. $ in thousands		Change (as a % of amount in 2023)
Net loss attributable to Stratasys Ltd.	$(120,283)	$(123,074)	(2.3)%
As a percentage of revenues	(21.0)%	(19.6)%
Diluted net loss per share	$(1.70)	$(1.79)	(5.0)%
Net loss for the year ended December 31, 2024 was $120.3 million, as compared to $123.1 million for the year ended December 31, 2023. The absolute decrease in our net loss was mainly attributable to a decrease in our operating loss of $1.9 million and a decrease in income tax expenses of $2.8 million, partially offset by a decrease in financial income of $1.3 million. The increase in our net loss as a percentage of revenues was attributable to the decrease in our revenues.
Diluted net loss per share for the years ended December 31, 2024 and 2023 was $1.70 and $1.79, respectively. The weighted average, basic and diluted number of shares outstanding for the year ended December 31, 2024 was 70.9 million, compared to 68.7 million for the year ended December 31, 2023.

Non-GAAP Financial Measures
The following non-GAAP data for the fiscal years ended December 31, 2024 and 2023, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and restructuring-related charges or gains, legal provisions and (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of investments and the corresponding tax effect of those items. The items eliminated in our non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on our statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the table below.

Reconciliation of GAAP and Non-GAAP Results of Operations

		Twelve Months Ended December 31,
		2024	Non-GAAP	2024
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$256,816	$24,948	$281,764
	Operating income (loss) (1,2)	(85,661)	90,594	4,933
	Net income (loss) (1,2,3)	(120,283)	124,520	4,237
	Net income (loss) per diluted share (4)	$(1.70)	$1.76	$0.06

(1)	Acquired intangible assets amortization expense		18,576
	Non-cash stock-based compensation expense		3,072
	Restructuring and other related costs		3,300
			24,948

(2)	Acquired intangible assets amortization expense		5,847
	Non-cash stock-based compensation expense		22,546
	Restructuring and other related costs		17,419
	Revaluation of investments		6,597
	Contingent consideration		(7,595)
	Net loss from sale of investment		4,760
	Legal and other expenses		16,072
			65,646
			90,594

(3)	Corresponding tax effect		1,267
	Equity method related amortization, divestments and impairments		31,262
	Finance expenses		1,397
			$124,520

(4)	Weighted average number of ordinary shares outstanding- Diluted	70,858		71,177

		Twelve Months Ended December 31,
		2023	Non-GAAP	2023
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$267,024	$35,764	$302,788
	Operating income (loss) (1,2)	(87,580)	100,207	12,627
	Net income (loss) (1,2,3)	(123,074)	130,783	7,709
	Net income (loss) per diluted share (4)	$(1.79)	$1.90	$0.11

(1)	Acquired intangible assets amortization expense		19,603
	Non-cash stock-based compensation expense		3,701
	Restructuring and other related costs		12,460
			35,764

(2)	Acquired intangible assets amortization expense		9,167
	Non-cash stock-based compensation expense		27,917
	Impairment of long-lived assets		7,087
	Revaluation of investments		4,880
	Contingent consideration		(22,331)
	Legal and other expenses		37,723
			64,443
			100,207

(3)	Corresponding tax effect		3,894
	Equity method related amortization, divestments and impairments		24,871
	Finance expenses		1,811
			$130,783

(4)	Weighted average number of ordinary shares outstanding- Diluted	68,666		69,233

Reconciliation of GAAP net loss to Adjusted EBITDA

	Twelve months ended December 31,
	2024	2023

Net loss	$(120,283)	$(123,074)
Financial income, net	(1,676)	(2,993)
Income tax expenses	2,973	5,782
Share in losses of associated companies	33,325	32,705
Depreciation expense	21,030	22,417
Amortization expense	24,423	28,770
Non-cash stock-based compensation expense	25,618	31,614
Revaluation of investments	6,597	4,880
Net loss from sale of investment	4,760	—
Contingent consideration	(7,595)	(22,331)
Legal and other expenses	16,072	37,723
Restructuring and other related costs	20,719	12,460
Impairments of long lived assets	—	7,087
Adjusted EBITDA	$25,963	$35,040
Variability of Operating Results
Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the timing, number and mix of products sold and the average selling price of the products, and are also affected by the seasonality of our business. In addition, due to competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future. Since 2019, it has also been useful to gauge the variability of our operating results on a linear basis, for each quarter compared to the previous one, in addition to on a year-over-year basis, compared to the corresponding period of the prior year. We have not seen a steady pattern as to the level of demand for our products in particular quarters of the year since 2019. Nevertheless, in our outlook for 2025, we expect our revenues to grow sequentially.
Our future results will be affected by a number of factors, including our ability to: increase the number of products sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost controls plan succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations, commodity prices and economic conditions in the geographic areas in which we operate. Macro factors, including global economic headwinds caused by increased and reciprocal tariffs, any lingering or new inflation, relatively high interest rates, and supply chain conditions, as impacted by geopolitical developments such as the status of the Russian war against Ukraine and U.S.-China relations, and macro factors particular to our industry, such as the extent of growth of the 3D printing market generally, may also impact our operating results. There can be no assurance that our historical performance in revenues, gross profit and net loss will improve, or that revenues, gross profit and net loss in any particular quarter will improve, over the results reflected in preceding quarters, including comparable quarters of previous years. See Item 3.D - “Risk Factors” above
Effective Corporate Tax Rate

See “Israeli Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B above for a discussion of the general tax structure in Israel and applicable corporate tax rates.
In 2024, we generated losses mainly from our Israeli parent company and its major subsidiaries, with no tax benefit being recorded for those losses, as the near-term realization of these assets is uncertain.
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

B.Liquidity and Capital Resources
A summary of our consolidated statement of cash flows for the last two years is set forth in the below table. While our financial statements included in Item 18 of this annual report include cash flow data for each of the three years ended December 31, 2024, 2023 and 2022, the discussion contained in this Item 5.B is limited to a comparison of our liquidity and capital resources— including cash flows— for the years ended December 31, 2024 and 2023. For a discussion of our cash flows for the year ended December 31, 2022, and a comparison of those cash flows with those for the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 11, 2024.

	Year Ended December 31,
	2024	2023
	U.S $ in thousands
Net loss	$(120,283)	$(123,074)
Impairment of other long-lived assets	—	4,443
Depreciation and amortization	45,338	48,973
Stock-based compensation	25,618	31,614
Foreign currency transaction loss	3,417	636
Loss from sale of investment	4,760	—
Deferred income taxes, net and uncertain tax positions	1,287	(1,764)
Other non-cash items, net	37,769	18,051
Change in working capital and other items	9,920	(40,524)
Net cash provided by (used in) operating activities	7,826	(61,645)
Net cash used in investing activities	(14,820)	(3,834)
Net cash used in financing activities	(3,314)	(1,516)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,480)	(827)
Net change in cash, cash equivalents and restricted cash	(11,788)	(67,822)
Cash, cash equivalents and restricted cash, beginning of year	82,864	150,686
Cash, cash equivalents and restricted cash, end of year	$71,076	$82,864
Our cash, cash equivalents and restricted cash balances decreased to $71.1 million as of December 31, 2024 as compared to $82.9 million as of December 31, 2023.
The decrease in cash, cash equivalents and restricted cash in 2024 was mainly due to $14.8 million of cash used in investing activities.
Cash flows from operating activities
Year ended December 31, 2024
Our operating activities provided $7.8 million of cash to us during 2024. Cash provided by our operating activities reflected our net loss of $120.3 million, as adjusted to eliminate non-cash items included in net loss, including positive changes in our working capital in an aggregate amount of $9.9 million, and by depreciation, amortization and impairment charges of long-lived assets in an aggregate amount of $45.3 million, share in losses of associated companies in an amount of $33.3 million, share-based compensation expense in an amount of $25.6 million, foreign currency transactions losses of $3.4 million and $10.5 million of changes in other non-cash items, net. Positive changes in working capital of $9.9 million were mainly driven by a decrease in accounts receivable of $4.5 million and a decrease in inventory of $9.4 million, a total decrease in other assets of $11.7 million partially offset by a decrease of deferred revenues of $10.0 million, a decrease in accounts payable of $3.7 million and a total decrease in other liabilities of $1.9 million.
Year ended December 31, 2023
We used $61.6 million of cash in our operating activities during 2023. Cash used in operating activities reflected our net loss of $123.1 million, as adjusted to eliminate non-cash items included in net loss, and negative changes in our working capital of $40.5 million, partially offset by the elimination of non-cash items that increased net loss, including depreciation, amortization and impairment charges of long-lived assets in an aggregate amount of $53.4 million, share-based compensation expense of $31.6 million, deferred income taxes of $1.8 million and $18.1 million of changes in other non-cash items, net. Changes in working capital of $40.5 million were mainly driven by an increase in accounts receivables of $25.7 million, decrease in accounts payable of $27.4 million and decrease in other non current liabilities of $9.2 million, partially offset by an increase in other non current assets of $11.0 million.
Cash flows from investing activities
Year ended December 31, 2024
We used $14.8 million of cash in our investing activities during 2024. The net cash use during 2024 mostly reflected $12.7 million that we invested for the purchase of property and equipment and intangible assets, as well as $8.8 million that we used for investments in non-marketable equity securities, partially offset by $7.2 million of proceeds that we received from other investing activities.
Year ended December 31, 2023
We used $3.8 million of cash in our investing activities during 2023. The net cash use during 2023 mostly reflected $72.1 million used for investments in consolidated entities and $13.6 million that we invested for the purchase of property and equipment, partially offset by net proceeds from short-term bank deposits of $97.4 million.
Cash flows from financing activities
Year ended December 31, 2024
We used $3.3 million of cash in our financing activities during 2024. These financing activities were primarily our repurchase of ordinary shares, which used $2.0 million, and contingent consideration that we paid for acquisitions in an aggregate amount of $1.0 million.
Year ended December 31, 2023
We used $1.5 million of cash in our financing activities during 2023. These financing activities were mostly related to contingent consideration that we paid for acquisitions.
Capital resources and capital expenditures
Our total current assets amounted to $513.0 million as of December 31, 2024, of which $151.6 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $167.2 million as of December 31, 2024.
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
Additional factors potentially impacting capital resources
We are obligated to our suppliers under ordinary course purchase orders in an aggregate amount of approximately $120.5 million as of December 31, 2024. All of those obligations will become due over the course of the year 2025.
We have also committed to make potential future payments to third parties as part of our acquisitions. These payments are contingent upon the occurrence of certain future events and, given the nature of these events, it is unclear when, if ever, we may be required to pay such amounts. The total contingent payments could reach an aggregate amount of up to $62.7 million.
C.Research and Development, Patents and Licenses, Etc.
For a discussion of our research and development policies, see “Research and Development” and “Regulation— Israeli Tax Considerations and Government Programs – Law for the Encouragement of Capital Investments” in Item 4.B above and the “Risks related to operations in Israel” in Item 3.D above.
D.Trend Information.
For trend information, see the Risk Factors described in Item 3.D above, the “Overview” and “Operating Results” sections of this Item 5. “Operating and Financial Review and Prospects” and Item 4. “Information on the Company” above.

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
On April 3, 2023, we completed the acquisition of the additive manufacturing materials business of Covestro AG for an aggregate purchase price of $60.5 million, including cash and shares and we are obligated to pay additional payments.
During 2024 and 2023, we completed several transactions, including acquisitions of an entity and additional assets, for a total consideration of $0.3 million and $22.0 million, respectively.
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
During the years ended December 31, 2024 and 2023, we did not record any impairment charges related to our definite life intangible assets.
In 2024, additional intangible assets of $0.3 million were recognized by us as part of our assets and other acquisitions, as mentioned above.

Goodwill
Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. Our goodwill balance as of December 31, 2024 and 2023 resulted from our recent acquisitions. No goodwill impairment was recorded during the years ended December 31, 2024 or 2023.
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
See Note 8 to our consolidated financial statements for further details on the goodwill impairment test in 2024.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
A.Directors and Senior Management.
The following table lists the names and ages of our current directors, as well as the names, ages and positions of the current members of our senior management, as of the filing date of this annual report:

Name	Age	Position
Dov Ofer	70	Chairman of the Board of Directors
S. Scott Crump	71	Director
Aris Kekedjian	58	Director
John J. McEleney	62	Director
David Reis	64	Director
Yair Seroussi	69	Director
Adina Shorr	64	Director
Yoav Zeif	58	Chief Executive Officer and Director
Eitan Zamir	48	Chief Financial Officer
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
Yair Seroussi has been a member of the board of directors of Stratasys since 2017 and is serving as the chairman of the audit committee. He is the chairman of Enlight renewable energy since 2018, listed on NSDAQ & TASE, and the chairman of ZIM integrated shipping services Ltd, NYSE, a global shipping operator. He is currently on the board of directors of Mediterranean towers Ltd. Mr. Seroussi was previously on the board of directors of DSP Group Inc. Mr. Seroussi brings immense experience to the board room, having served as Chairman of Bank Hapoalim, Israel's largest bank and of the Association of Banks in Israel. Mr. Seroussi served as head of Morgan Stanly Israel for 16 years. Before, He served in senior positions at the Israeli ministry of finance, was head of the office of ministry, stationed in the US, and was head of the commodities division, based in NY. In addition to his various professional roles, Mr. Seroussi serves in nonprofit organizations, He is the chairman of Tovanot B'Hinuch (a nonprofit organization helping Periphery schools to excel), sits on the board of governors at the Hebrew University, Weizman Institutes and the Shenkar College of Engineering, Design and Art, and he acts as chairman of the Eli Hurvitz institute of strategic management at the Tel Aviv University. Mr. Seroussi holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem.
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
Yoav Zeif has served as our chief executive officer since February 18, 2020 and as a director since November 7, 2024. Prior to joining our company, from 2018 until February 2020, Mr. Zeif was a partner in the New York office of McKinsey & Company, a global strategic advisory firm that is based in New York. Before serving in that role, Mr. Zeif served as President of the Americas Division, Head of Product Offering and Chief Commercial Officer at Netafim, the world’s largest micro-irrigation company, from 2013 to 2018. Prior to that, he served as Senior Vice President of Products and Marketing at Makhteshim (now Adama Ltd.), a global crop-protection company, where he managed the entire portfolio of products and all global commercial relationships. Yoav obtained an Executive MBA from the Kellogg School of Management at Northwestern University and a Ph.D. in International Economics from Bar-Ilan University.
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
B.Compensation.
The following table presents all compensation that we paid, or accrued, during the year ended December 31, 2024 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table includes amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during that period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid or Accrued[1]		Pension, Retirement and Other Similar Benefits Accrued
All directors and members of senior management as a group[2]	$2,088,398	[3]	$155,093
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
2 Comprised of the current directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above, as well as Michael Schoellhorn, who served as a director from the start of 2024 until our annual general meeting of shareholders on November 7, 2024.
3 This compensation amount for the year ended December 31, 2024 excludes an aggregate of $0.5 million of bonuses that were paid in 2024 in respect of services that had been performed during the previous year.

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

Name of Director[4]	Annual Fee/Salary[5]	Annual Board Committee Retainer (and/or Chairman Retainer)
Dov Ofer	$200,000[6]	$—
S. Scott Crump	$60,000	$—
Aris Kekedjian	$60,000	$10,000[7]
John J. McEleney	$60,000	$30,000[8]
David Reis	$60,000	$10,000[9]
Yair Seroussi	$60,000	$20,000[10]
Adina Shorr	$60,000	$10,000[11]
Yoav Zeif	$—	$—[12]
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
4 Our former director, Michael Schoellhorn, who served as a director from the start of 2024 until our annual general meeting of shareholders on November 7, 2024, received a prorated portion (based on amount of time served) of an annual fee of $60,000 as our director in 2024.
5 The amounts reflected in the “Annual Fee/Salary” column do not include additional annual retainer amounts payable to each director who serves (including as chairman) on a committee of our board of directors, which additional amounts are reflected in the “Annual Board Committee Retainer (and/or Chairman Retainer)” column.
6 Mr. Ofer’s compensation as our Chairman of the Board was approved by our shareholders at our 2020 annual general meeting of shareholders in November 2020.
7 Constitutes the $10,000 annual retainer for serving on the audit committee.
8 Constitutes of the $20,000 annual retainer for serving as chairman of the compensation committee, plus a $10,000 annual retainer for serving on the audit committee.
9 Constitutes the $10,000 annual retainer for serving on the compensation committee.
10 Constitutes the $20,000 annual retainer for serving as chairman of the audit committee.
11 Constitutes the $10,000 annual retainer for serving on the compensation committee.
12 Mr. Zeif serves as our Chief Executive Officer and does not receive any additional compensation in his capacity as a director. For the details concerning Mr. Zeif’s compensation in 2024, please see “Summary Compensation Table” below in this Item 6.

Deemed Value of RSUs/options: The number of RSUs to be granted will be determined by dividing $70,000 by the fair market value of a single ordinary share, determined based on the average of the closing prices of an ordinary share on the trading days during the 30-day period following the annual general meeting at which the director is elected or re-elected. For the grant in 2024 only, our board of directors set a minimum value of $10.00 per share for purposes of determining the fair market value of a single ordinary share for the grant of RSUs to non-employee directors. The number of options to be granted will be determined by dividing $70,000 by the Black-Scholes value of an option to purchase one ordinary share, as of the date of the annual general meeting of shareholders at which the director is elected or re-elected.
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
Office Holder Compensation
The table below outlines the compensation granted to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2024, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”
For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive[13]
Name and Principal Position[14]	Base Salary	Variable Compensation[15]	Benefit and Perquisites [16]	Total Compensation, Excluding Equity-Based Compensation	Equity-Based Compensation[17]	Total
Yoav Zeif, CEO	$567,721	$351,987	$126,160	$1,045,868	$1,191,788	$2,237,656
Richard Garrity, Chief Business Unit Officer	$415,240	$159,493	$34,003	$608,736	$379,302	$988,037
Christian Alvarez, CRO[18]	$310,154	$240,003	$402,823	$952,981	$(35,157)	$917,823
Eitan Zamir, CFO	$308,221	$93,125	$105,598	$506,944	$282,604	$789,548
Nava Kazaz, CPO	$283,861	$86,081	$83,678	$453,619	$325,553	$779,173
Members of our senior management are eligible for bonuses each year. The bonuses are payable upon meeting objectives and targets that are set annually by our Chief Executive Officer and approved by our compensation committee and our board of directors, in that order. These same corporate bodies also set the bonus targets for our Chief Executive Officer. In accordance with a December 2012 amendment to the Companies Law, we have adopted a compensation policy that governs the compensation of our directors and senior management and which has been approved (both initially, and then in updated form) by (i) the compensation committee of our board, (ii) the board of directors and (iii) our shareholders (most recently, at our November 2024 annual general meeting of shareholders) (in that order). Please see “Compensation Policy and Committee” in Item 6.C (“Board Practices”) below for further information.
13 All amounts reported in the table are in terms of cost to the Company in U.S. dollars, as recorded in our financial statements.
14 All current executive officers listed in the table are full-time employees or consultants of our company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2024.
15 Amounts reported in this column refer to commission, incentive and the maximum contractual bonus payments potentially payable for 2024.
16 Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, house or house allowance, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments, sign-up and relocation bonus and other benefits and perquisites consistent with our guidelines.
17 Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024 with respect to equity-based compensation. Equity-based compensation is determined based on the awards’ fair value on their grant date. Assumptions and key variables used in the calculation of such amounts are described in Note 12 to our audited consolidated financial statements, which are included in Item 18 of this annual report.
18 Christian Alvarez served as our Chief Revenue Officer from the start of 2024 through August 8, 2024. The compensation appearing in this table reflects all compensation paid or accrued to him in respect of his service during 2024.

C.Board Practices.
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
In May 2016, we elected to be governed by an exemption under the Companies Law regulations that exempts us from appointing external directors and from complying with the Companies Law requirements related to the composition of the audit committee and compensation committee of our board of directors. Our eligibility for that exemption is conditioned upon: (i) the continued listing of our ordinary shares on the Nasdaq Stock Market (or one of a few select other non-Israeli stock exchanges); (ii) there not being a controlling shareholder (generally understood to be a 25% or greater shareholder) of our company under the Companies Law; and (iii) our compliance with the Nasdaq Listing Rules requirements as to the composition of (a) our board of directors-which requires that we maintain a majority of independent directors (as defined under the Nasdaq Listing Rules) on our board of directors and (b) the audit and compensation committees of our board of directors (which require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the Nasdaq Listing Rules). At the time that it determined to exempt our company from the external director requirement, our board affirmatively determined that we meet the conditions for exemption from the external director requirement, including that a majority of the members of our board, along with each of the members of the audit and compensation committees of the board, are independent under the Nasdaq Listing Rules.
As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors is elected annually, at our annual general meeting of shareholders. The vote required for the election of each director is a majority of the voting power represented at the meeting and voting on the election proposal. Following our 2024 annual general meeting of shareholders that took place in November 2024, the current members of our board consist of the Chairman— Dov Ofer, S. Scott Crump, Aris Kekedjian, John J. McEleney (Chairman of the Compensation Committee), David Reis, Yair Seroussi (Chairman of the Audit Committee), Adina Shorr and Yoav Zeif (our Chief Executive Officer). For more information, please see “Election of Directors” in Item 10.B (“Memorandum and Articles of Association”) below.
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
In addition to its role in making director nominations, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “-External Directors” in this Item 6.C below. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of our company and the scope and complexity of its operations. Our board of directors has determined that our company requires one director with such expertise.
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
Our election to exempt our company from compliance with the external director requirement can be reversed at any time by our board of directors, in which case we would need to hold a shareholder meeting to once again appoint external directors, whose election would be for a three-year term. The election of each external director would require a majority vote of the shares present and voting at a shareholders meeting, provided that either:
•the majority voted in favor of election includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, which we refer to as a disinterested majority; or
•the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the election of the director does not exceed two percent (2%) of the aggregate voting rights in the company.
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
Compensation Committee and Compensation Policy
Following the adoption of a December 2012 amendment to the Companies Law, we appointed a compensation committee and established a policy regarding the terms of engagement of office holders, or a compensation policy. Such compensation policy was set by our board, after considering the recommendations of our newly-appointed compensation committee, and was approved by our shareholders in September 2013. In February 2015 and again in September 2018, November 2021 and November 2024, following approval by our compensation committee and board, our shareholders approved amended and restated versions of our compensation policy at an extraordinary general meeting of shareholders and at our 2018, 2021 and 2024 annual general meetings of shareholders (respectively).
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
The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be present during committee deliberations (as described under “-Approval of Related Party Transactions Under Israeli Law-Fiduciary Duties of Directors and Executive Officers-Disclosure of Personal Interests of an Office Holder” below).
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
Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our compensation committee and our board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders. See “-Approval of Related Party Transactions Under Israeli Law-Fiduciary Duties of Directors and Executive Officers” above in this Item 6.C.
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
We have obtained directors and officers liability, or D&O, insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. Under our amended compensation policy (as approved by our shareholders at our 2021 annual general meeting), our D&O insurance is governed by the following guidelines:
i. an aggregate maximum D&O insurance coverage level of $160 million comprised of up to $100 million of ABC (general) D&O insurance coverage and up to $60 million of Side A coverage, and

ii. the payment of premiums and deductibles under each of the Company’s D&O insurance policies (including D&O run-off and public offering insurance) that are consistent with market terms, and that are not material to our company.
In addition, we have entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by Israeli law.
Directors’ Service Contracts
We are not presently party to any service contracts with any of our directors that provide for benefits upon termination of employment or other service.
D.Employees
The number of our full-time equivalent employees, and the distribution of employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2024, 2023 and 2022 are set forth in the two tables below.

Region	2024	2023	2022
Americas*	832	926	1,098
Israel	479	537	531
Europe	335	371	302
Asia Pacific	133	146	131
Total	1,779	1,980	2,062

	Number of full-time equivalent employees
Division	2024	2023	2022
Operations and support	576	607	620
Research and development	332	393	360
Customer service	256	281	241
Sales and marketing	313	353	495
General and administrative	302	346	346
Total	1,779	1,980	2,062
* Includes employees in Latin America.
During the years covered by the above tables, we did not employ a significant number of temporary employees.
The size of our workforce decreased in 2024 compared to 2023. The main reason for the decrease was the implementation of our strategic restructuring plan in the third and fourth quarters of 2024, which included a downsizing of our workforce by approximately 15% (when including elimination of open positions for planned hires). The decrease related to the restructuring was implemented across all regions and divisions. The workforce reduction with respect to our operations and customer service staff was less, however, than in respect of our Research and Development personnel, in order to minimize the impact of the restructuring on our ability to execute upon our strategy. Geographically, the distribution of our employees in 2024 among the various regions of our operations remained proportionate to what it had been in 2023, which derives from the absence of any major acquisitions or divestitures by our company in 2024 that would have altered that distribution.

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
While Stratasys and its subsidiaries are not a party to any company-specific collective bargaining agreements, in certain jurisdictions we are bound by general sectorial collective bargaining agreements. In Israel certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our Israeli employees by order of the Israel Ministry of Labor. These provisions primarily concern the length of the workday, commuting expenses, convalescence pay, and pension fund benefits for all employees. We generally provide our employees with benefits and working conditions beyond the required minimums.
We have never experienced any employment-related work stoppages. We believe that our relationship with our employees is good.
The employees of our subsidiaries are subject to local labor laws and regulations that vary from country to country.
E.Share Ownership.
The following table lists, as of February 14, 2025, the number of our ordinary shares owned, and stock options and restricted share units (RSUs) held, by each of the directors and members of our senior management:

Shares of Stratasys[1]	Stratasys stock options and RSUs[2]
Number held[3]
1 All of our shares (including shares held by directors and members of senior management) have identical voting rights.
2 For a description of our equity incentive plans, please see “Share Option and Share Incentive Plans” in this Item below. All options and RSUs granted under such plans have been granted without payment of any cash consideration therefore by the grantees thereof.
3 In accordance with Rule 13d-3 under the Exchange Act, the number of shares and the percentages shown for individual directors and officers include any ordinary shares underlying stock options and RSUs held by any such person that vest within 60 days of February 14, 2025 and that are also reflected in the column titled “Stratasys stock options and RSUs-Number held - Already vested or vesting within 60 days.” Further in keeping with such Rule 13d-3, the computation of percentage ownership is based upon 71,782,510 ordinary shares outstanding (which excludes 266,018 Treasury shares) at February 14, 2025, plus such number of ordinary shares as such person (but not any other person) had the right to receive upon the exercise or settlement of vested stock options or RSUs (as applicable) within 60 days thereof.

Name	Number of shares beneficially owned[4]	Percent of outstanding shares beneficially owned[5]	Already vested or vesting within 60 days	Not vesting within 60 days		Exercise price per Share (for options)	Expiration Date (for options)
Dov Ofer	152,455[6]	*	10,000	—		$23.41	July 18, 2027
Chairman of the Board			10,000	—		$21.82	September 13, 2028
			37,500	—		$22.28	April 10, 2028
			10,000	—		$20.53	December 31, 2029
			10,000	—		$19.61	November 30, 2030
			4,745	—		$25.03	November 23, 2031
			11,326	—		$6.18	December 26, 2032
			6,829	—		$10.25	August 8, 2033
			8,591	4,292		$9.32	November 7, 2034
			4,666	2,334	0	$—	November 7, 2034
S. Scott Crump	515,023[7]	*	100,000	—		$19.96	April 6, 2027
Director			4,745	—		$25.03	November 23, 2031
			7,370	—		$9.50	September 15, 2032
			6829	0		$10.25	August 8, 2033
			4,297	8,586		$9.32	November 7, 2034
			2,333	4,667		$—	November 7, 2034
4 Intentionally omitted.
5 Each stock option is exercisable for one ordinary share, and each RSU represents the right to receive one ordinary share.
6 Consists of (i) 4,520 ordinary shares that have been issued to Mr. Ofer following the vesting and settlement of RSUs since January 1, 2024, (ii) 29,844 ordinary shares that were issued to Mr. Ofer following the vesting and settlement of RSUs prior to January 1, 2024, (iii) 1,750 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2025, (iv) 108,991 ordinary shares issuable to Mr. Ofer upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2025, and (v) 7,350 ordinary shares purchased in an open market transaction.
7 Consists of (i) 200,679 ordinary shares held by Mr. Crump, (ii) 176,294 ordinary shares owned of record by Mr. Crump’s wife, (iii) 3,791 ordinary shares that have been issued to Mr. Crump following the vesting and settlement of RSUs since January 1, 2024, (iv) 9,267 ordinary shares that were issued to Mr. Crump following the vesting and settlement of RSUs prior to January 1, 2024, (v) 1,750 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2025, and (vi) 123,241 ordinary shares issuable to Mr. Crump upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2025.

John J. McEleney	98,050[8]	*	10,000	—	$21.44	June 4, 2026
Director			10,000	—	$23.41	July 18, 2027
			10,000	—	$19.59	September 13, 2028
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			7,370	—	$9.50	September 15, 2032
			6,829	—	$10.25	August 8, 2033
			4,297	8,586	$9.32	November 7, 2034
			2,333	4,667	$—	November 7, 2034
Aris Kekedjian	24,882[9]	*	12,179		$5.75	November 16, 2033
Director			4,297	8,586	$—	November 7, 2034
			2,333	4,667		November 7, 2034
David Reis	116,762[10]	*	37,500	—	$22.28	October 4, 2028
Director			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			11,326	—	$6.18	December 26, 2032
			6,829	—	$10.25	August 8, 2033
			9,664	3,219	$9.32	November 7, 2034
			5,250	1,750	$—	November 7, 2034
8 Consists of (i) 3,208 ordinary shares that have been issued to Mr. McEleney following the vesting and settlement of RSUs since January 1, 2024, (ii) 9,268 ordinary shares that were issued to Mr. McEleney following the vesting and settlement of RSUs prior to January 1, 2024, (iii) 2,333 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2025,(iv) 73,241 ordinary shares issuable to Mr. McEleney upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2025, and (v) 10,000 ordinary shares purchased in an open market transaction.
9 Consists of (i) 4,632 ordinary shares that have been issued to Mr. Kekedjian following the vesting and settlement of RSUs since January 1, 2024, (ii) 2,024 ordinary shares that were issued to Mr. Kekedjian following the vesting and settlement of RSUs prior to January 1, 2024, (iii) 1,750 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2025, and (iv) 16,476 ordinary shares issuable to Mr. Kekedjian upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2025.
10 Consists of (i) 4703 ordinary shares that have been issued to Mr. Reis following the vesting and settlement of RSUs since January 1, 2024, (ii) 30,245 ordinary shares that were issued to Mr. Reis following the vesting and settlement of RSUs prior to January 1, 2024, (iv) 1,750 ordinary shares underlying RSUs that have vested and may be settled within 60 days of February 14, 2025, and (iv) 80,064 ordinary shares issuable to Mr. Reis upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2025.

Yair Seroussi	89,105[11]	*	10,000	—	$23.41	July 18, 2027
Director			10,000	—	$21.82	September 13, 2028
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			11,326	—	$6.18	December 26, 2032
			6,829	—	$10.25	August 8, 2033
			8,591	4,292	$9.32	November 7, 2034
			4,666	2,334	$—	November 7, 2034
Adina Shorr	118,067[12]	*	10,000	—	$22.47	October 13, 2028
Director			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			11,326	—	$6.18	December 26, 2032
			9,666	3,217	$9.32	November 7, 2034
			6,829	—	$10.25	August 8, 2033
			4,083	1,751	$—	November 7, 2034
Yoav Zeif	159,504[13]	*	—	150,000	$16.41	February 18, 2030
Chief Executive Officer and Director			—	150,000	$16.41	February 18, 2030
			24,948	8,316	$—	February 22, 2032
				9,167	$—	March 1, 2033
			18,333	18,334	$—	March 1, 2033
				9,167	$—	December 21, 2033
			11,457	25,210	$—	December 21, 2033
11 Consists of (i) 4,520 ordinary shares that have been issued to Mr. Seroussi following the vesting and settlement of RSUs since January 1, 2024, (ii) 11,344 ordinary shares that were issued to Mr. Seroussi following the vesting and settlement of RSUs prior to January 1, 2024, (iii) 1,750 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2025, and (iv) 71,491 ordinary shares issuable to Mr. Seroussi upon the exercise of options granted to him that have vested or will vest within 60 days of February 14, 2025.
12 Consists of (i) 33,470 ordinary shares held by Ms. Shorr, (ii) 3,755 ordinary shares that have been issued to Ms. Shorr following the vesting and settlement of RSUs since January 1, 2024, (iii) 10,943 ordinary shares that were issued to Ms. Shorr following the vesting and settlement of RSUs prior to January 1, 2024, (iv) 2,333 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2025, and (v) 62,566 ordinary shares issuable to Ms. Shorr upon the exercise of options granted to her that have vested or will vest within 60 days of February 14, 2025, and (vi) 5,000 ordinary shares purchased in an open market transaction.
13 Consists of (i) 7,766 ordinary shares held by Mr. Zeif, (ii) 54,553 ordinary shares that have been issued to Mr. Zeif following the vesting and settlement of RSUs since January 1, 2024, (iii) 76,403 ordinary shares that were issued to Mr. Zeif, following the vesting and settlement of RSUs prior to January 1, 2024, (iv) 20,782 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 14, 2025 and (iii) 2,304 ordinary shares purchased by Mr. Zeif pursuant to our Employee Share Purchase Plan.

			36,667	$—	December 19, 2034
Eitan Zamir	*[14]	*
*Chief Financial Officer
* Constitutes less than 1% of our outstanding shares.
Share Option and Share Incentive Plans
On September 16, 2022, our existing 2012 Omnibus Equity Incentive Plan, or the 2012 Plan, which became effective at the effective time of the Stratasys, Inc.- Objet Ltd. merger in December 2012, expired. In order to enable our Company to continue to provide share-based long-term incentive compensation after the expiration of the 2012 Plan, our compensation committee and our Board each approved our 2022 Share Incentive Plan, or the 2022 Plan, which our shareholders approved at our annual general meeting held on September 15, 2022. Outstanding awards under the 2012 Plan will continue to be subject to the terms of the 2012 Plan, notwithstanding the expiration of that plan.
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
2012 Omnibus Equity Incentive Plan
For a description of our 2012 Plan, please see “Item 6. Directors, Senior Management & Employees-E. Share Ownership- Stock Option and Share Incentive Plans- 2012 Omnibus Equity Incentive Plan” in our annual report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on February 24, 2022.
2022 Share Incentive Plan
Under the 2022 Plan, we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete. Following the adoption of the 2022 Plan, we will no longer grant any awards under the 2012 Plan, though previously granted awards under the 2012 Plan will remain outstanding and will still be governed by the terms of the 2012 Plan.
Authorized Shares. Upon its effectiveness, the 2022 Plan had a total of 1,574,000 ordinary shares reserved and initially available for issuance, consisting of 1,296,494 newly authorized shares and 277,506 shares that were rolled over from the 2012 Plan, which were already approved for issuance by our shareholders at previous annual general meetings (which shares were unused under the 2012 Plan as of its expiration on September 16, 2022). Out of that initial pool of shares, the number of ordinary shares that may be issued upon the exercise of incentive stock options (within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) (“Incentive Stock Options”) is capped at 1,574,000. Since the effectiveness of the 2022 Plan (through December 31, 2024), an additional 2,374,292 ordinary shares, in the aggregate, have been added by our board of directors to the pool of shares available for future issuances under the plan (in addition to shares that have rolled over or may roll over from the 2012 Plan (as described in the next paragraph).
14 Because Mr. Zamir beneficially owns less than 1% of our outstanding ordinary shares and his beneficial ownership has not previously been disclosed to our shareholders or otherwise made public, it is being omitted from this annual report pursuant to an allowance provided by the SEC’s Form 20-F.

In addition to the foregoing 1,574,000 ordinary shares initially available under, and 2,374,292 aggregate additional ordinary shares (through December 31, 2024) added to, the pool of shares under the 2022 Plan, up to 5,432,789 ordinary shares (as of the effectiveness of the 2022 Plan) that underlay outstanding awards under the 2012 Plan (and which were also already approved for issuance under the 2012 Plan by our shareholders at previous annual general meetings), may, (i) if the related award expires or is canceled, terminated, forfeited, repurchased or settled in cash in lieu of issuance of shares, for any reason, without having been exercised, or (ii) if permitted by us, if are tendered to pay (x) the exercise price of an award or (y) withholding tax obligations, will, in any such case, become available for issuance under the 2022 Plan.
Similarly, ordinary shares from among the initial 1,574,000 shares reserved under the 2022 Plan that have become subject to an award and are ultimately not issued (for any of the foregoing reasons) will become available once again under the 2022 Plan.
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
The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP will be 5,200,000 shares (the “ESPP Share Pool”), subject to adjustment as provided for in the ESPP. There is furthermore no “evergreen” provision our ESPP.
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
The following table presents certain share data information for the above-described share incentive and employee share purchase plans as at December 31, 2024:

Plan	Total Ordinary Shares Reserved for Grant/Purchase	Aggregate Number of Awards Granted/Purchased out of Reserved, Net of Cancellations	Shares Available for Future Grants/Purchases	Aggregate Number of Awards/Shares Outstanding	Weighted Average Exercise Price of Outstanding Options
2012 Plan	10,000,000	8,094,126	1,905,874	1,563,472	$20.70
2022 Plan	3,670,786	4,659,181	(988,395)	3,566,687	$11.90
Employee Share Purchase Plan	5,200,000	1,574,022	3,625,978	318,482
F.Disclosure of a registrant’s action to recover erroneously awarded compensation.
We did not have any accounting restatement during the fiscal year ended December 31, 2024, whether requiring or not requiring the recovery of erroneously awarded compensation under our Clawback Policy. There was furthermore no outstanding balance as of December 31, 2024 of erroneously awarded compensation to be recovered from the application of our Clawback Policy to any prior restatement. Our Clawback Policy is filed as Exhibit 97.1 to this Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.Major Shareholders
Ownership by Major Shareholders
The following table presents the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our major shareholders), based on the most recent beneficial ownership reports filed with the SEC by such persons on or before February 14, 2025. The data presented is based on information provided to us, or disclosed in public filings with the SEC, by the major shareholders.
Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. To the extent applicable, the table below also includes as beneficially owned by any major shareholder shares underlying options, warrants or other convertible securities that are exercisable or convertible within 60 days after February 14, 2025. Shares issuable upon the exercise or conversion of such convertible securities are deemed to be outstanding for the purpose of computing the ownership percentage of the person, entity or group holding such securities, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person, entity or group. The ownership percentages reflected below are based on 71,782,510 ordinary shares outstanding (which excludes 266,018 Treasury shares) as of February 14, 2025.
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

Beneficial Owner	Ordinary Shares	Percentage Ownership
Nano Dimension Ltd.	9,695,115[1]	13.5%
Rubric Capital Management LP	6,191,000[2]	8.6%
Neuberger Berman Group LLC	4,483,493[3]	6.2%
Phoenix Financial Ltd.	3,601,006[4]	5.0%
Changes in Percentage Ownership by Major Shareholders
Nano Dimension Ltd. (“Nano”) filed its initial statement of beneficial ownership on Schedule 13G on July 18, 2022, disclosing an ownership of 8,049,186 ordinary shares, making it one of our major shareholders. Its holdings of our ordinary shares increased during 2023. As of its last amended filing on Schedule 13D, filed on December 26, 2023, Nano owned 9,695,115 ordinary shares, constituting approximately 13.9% of our ordinary shares, making it the largest shareholder of the Company. Nano has not reported any changes in its beneficial ownership since that time, but its percentage ownership has dropped to 13.5% as of the end of 2024.
1 Represents shares beneficially owned as of December 23, 2023, as indicated in Amendment No. 12 to the statement of beneficial ownership on Schedule 13D filed by Nano Dimension Ltd. with the SEC on December 26, 2023. As indicated in that statement, Nano Dimension Ltd. possesses sole voting and investment power with respect to 9,695,015 of those ordinary shares beneficially owned by it.
2 Represents shares beneficially owned as of December 31, 2024, as indicated in to a report of institutional investment manager on Form 13F filed by Rubric Capital Management LP (“Rubric Capital”) with the SEC on February 14, 2025. As indicated in that report and in reports of beneficial ownership on Schedule 13G that it has filed, Rubric Capital possesses shared investment discretion and shared voting authority with David Rosen with respect to all such ordinary shares. Rubric Capital serves as investment adviser to certain investment funds and/or accounts that hold the subject ordinary shares, while David Rosen serves as Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital.
3 Represents shares beneficially owned as of December 31, 2024, as indicated in a report of institutional investment manager on Form 13F filed by Neuberger Berman Group LLC (“Neuberger Berman”) with the SEC on February 13, 2025. As indicated in that report, Neuberger Berman possesses: sole investment discretion and sole voting authority with respect to 152,365 ordinary shares; shared investment discretion with respect to 4,331,128 ordinary shares, of which 3,538,499 are subject to its voting authority and 792,629 are not subject to its voting authority.
4 Represents shares beneficially owned as of December 31, 2024, as indicated in a report of institutional investment manager on Form 13F filed by Phoenix Financial Ltd. with the SEC on February 13, 2025. As indicated in that reportand in reports of beneficial ownership on Schedule 13G that it has filed, Phoenix Financial Ltd possesses shared investment discretion and shared voting authority with respect to all such 3,601,006 ordinary shares. Various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Financial Ltd., including The Phoenix Investments House Ltd., beneficially own the subject ordinary shares. Those subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the subsidiaries operates under independent management and makes its own independent voting and investment decisions.

As of the end of 2022, a new significant shareholder, Phoenix Financial Ltd. (formerly Phoenix Holdings Ltd.), reported that together with its subsidiaries, it had acquired a 5.9% ownership stake in the Company. During 2023 and 2024, its percentage ownership of our ordinary shares decreased to 5.2% and 5.0%, respectively.
During 2022, the percentage ownership of our ordinary shares by our former largest shareholder, ARK Investment Management LLC (“ARK”), decreased from 11.7% to 2.6%, whereby ARK was no longer a major shareholder.
During 2022, the percentage ownership of our ordinary shares by PRIMECAP Management Company, one of our former major shareholders, decreased from 5.8% to 4.8%, whereby it was no longer a major shareholder.
In 2022, the percentage ownership of our ordinary shares by Sumitomo Mitsui Trust Holdings, Inc., another one of our former major shareholders, decreased from 6.9% to 2.5%, whereby it was no longer a major shareholder.
During 2023, and 2024, several new major shareholders acquired ownership of over 5% of our ordinary shares, including Rubric Capital Management, Neuberger Berman Group LLC, The Goldman Sachs Group, Inc., and Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi.
During 2024, the percentage ownership of our ordinary shares by Rubric Capital Management increased from 6.1% to 8.6%.
During 2024, the percentage ownership of our ordinary shares by Neuberger Berman Group LLC increased from 5.6% to 6.2% and
During 2024, the percentage ownership of our ordinary shares by The Goldman Sachs Group, Inc. decreased to below 5.0% and it thereby ceased to be a major shareholder of ours.
In 2024, Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi sold ordinary shares in the open market and reduced their holdings to 4.98%, thereby ceasing to be a major shareholder of ours.
Record Holders
Based upon a review of the information provided to us by our transfer agent, as of February 14, 2025, there were 75 holders of record of our shares, of which 51 record holders holding approximately 99.99% of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record approximately 99.3% of our outstanding ordinary shares on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

Potential Change in Control Transactions
As of the date of this annual report, we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of our company.
During 2023, we had been involved in, and were the subject of, various business combination transactions that would have been potentially transformative to the additive manufacturing industry and could have resulted in a change of control of our company (see “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders-- Potential Change in Control Transactions” in our annual report for the year ended December 31, 2023 for a description of those potential transactions). However, none of such transactions was completed (for various reasons), and we then initiated a whole-scale, comprehensive analysis of our strategic options during the fourth quarter of 2023. That strategic analysis was carried out until our announcement of our financial results for the second quarter of 2024 in late August 2024, and resulted in our adoption of a strategic restructuring plan which is intended to strengthen our company as a stand-alone entity. Our restructuring plan is described under “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Recent Developments—Strategic Restructuring Plan” above.
B.Related Party Transactions.
Except as described below or elsewhere in this annual report, since January 1, 2024, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.
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
Employment and Consulting Agreements with Directors and Executive Officers
Employment agreement with our Chief Executive Officer
In conjunction with his appointment as our chief executive officer, or CEO, Yoav Zeif is party to an employment agreement with us, effective as of February 18, 2020. Under the agreement, Mr. Zeif serves as our full-time CEO for an indefinite period (subject to the termination provisions referenced further below) and receives, in respect thereof, a monthly salary of NIS 175,000 (approximately $47,300, based on the current NIS-dollar exchange ratio). Mr. Zeif may be entitled to an annual cash bonus within a range of 50% to 150% of his annual base salary, as to be determined by our board of directors (following requisite approval from the compensation committee thereof) based on achievement of company-related goals (and subject to the achievement of threshold level goals for the receipt of a minimum bonus).
In addition to cash compensation, Mr. Zeif receives annual grants of RSUs. For his initial year of employment, he received RSUs that were equal in value to $800,000 (subject to a cap of 55,000 RSUs). In subsequent years, Mr. Zeif is entitled to grants of RSUs equal in value to $1.2 million or $800,000, depending on whether the average closing Stratasys share price for the 30-day period prior to the grant date is $20 or above, or below $20, respectively, and in the latter case, the number of RSUs to be granted to Mr. Zeif will be capped at 55,000. The RSUs that are granted for any such year (whether initial or subsequent) is subject to a four-year vesting schedule (commencing on the one-year anniversary of the relevant grant date, followed by 12 equal quarterly vesting periods thereafter). The vesting of the remaining one- third of the RSUs granted in any such year is conditioned on the satisfaction of performance-based metrics that will be determined by our board of directors and that will cover not more than four calendar years.The time-based vesting RSUs granted annually that are not yet vested will be subject to accelerated vesting in the event that Mr. Zeif’s employment is terminated or he resigns for good reason in connection with, or within 12 months following, a change of control transaction (which includes a change in a majority of our then-incumbent board members, unless that change is approved by a majority of the then-incumbent board members).
Besides annual equity compensation, Mr. Zeif received, within the first 14 days of his employment, a one-time, special upside grant of options to purchase 300,000 ordinary shares, with an exercise price that will equal the average of the Stratasys closing share price for the 30 days following his commencement of employment. These special upside options will vest and become exercisable in two groups of 150,000 options each, in accordance with the schedule described in the following sentence, if the average closing Stratasys share price reaches two respective levels— $10 or $20 above the 30-day average closing price prior to his commencement of employment— for a consecutive six-month period following the commencement of his employment. If and when the relevant closing price level is met for the requisite consecutive six-month period, the relevant 150,000 options will vest in equal installments of 18,750 each over the next eight consecutive quarters, assuming continued employment. Any options granted pursuant to the special upside grant that are not yet vested will be subject to accelerated vesting in the event that Mr. Zeif’s employment is terminated or he resigns for good reason in connection with, or within 12 months following, a change of control transaction (including a change in a majority of our then-incumbent board members, unless that change is approved by a majority of the then-incumbent board members) for which the value of our company (or our assets, if applicable) reflected in the transaction as of its closing date exceeds the respective price level that initially triggers vesting.
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
In connection with his execution of the employment agreement, Mr. Zeif agreed to certain customary undertakings in favor of our company that cover confidentiality, non-competition, non-solicitation and assignment of inventions.
In order to induce Mr. Zeif to accept our employment offer and in connection with his relocation from the United States to the our principal executive offices in Israel related to his hiring, we paid him a signing/relocation bonus of $300,000, of which $100,000 was to be repayable if his employment was to be terminated by us for cause or if he were to resign other than for good reason during his first 12 months of employment (which did not occur).

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
C.Interests of Experts and Counsel.
Not required.

ITEM 8. FINANCIAL INFORMATION.
A.Consolidated Statements and Other Financial Information.
The consolidated financial statements and other financial information for our company required by the SEC are included in this annual report beginning on page F-1.
Export Sales
The following table presents total export sales by Stratasys, Ltd for each of the fiscal years indicated (in thousands):

	2024	2023	2022
Total Export Sales*	$230,573	$228,941	$226,767
as a percentage of Total Sales	40.3%	36.5%	34.8%
* Export sales, as presented, are defined as sales to customers located outside of North America and Israel (where our dual headquarters are located).
Legal Proceedings
We are a party to various legal proceedings incident to our business. Based upon the status of such cases, as determined with the advice of counsel, we have recorded provisions in our financial statements for amounts (if any) judged to be both quantifiable and probable to be paid. Except for those matters described below, there are no legal proceedings pending or threatened against us that we believe may have a significant effect on our financial condition, profitability and cash flows.
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
After Nano’s tender offer expired on July 31, 2023, the court decided that the litigation should be put on hold. On October 10, 2023, the court issued an order instructing the parties to inform the court whether they consented to the dismissal of the claim and counter-claim, with no order for costs. On November 15, 2023, Nano informed the court that it requested to resume the proceedings. On December 19, 2023, the court issued an order noting that, from the parties’ written submissions, it was appropriate to isolate one question that requires determination: whether, under Israeli law, a company can adopt a ‘poison pill’. The court further noted that Nano should consider either amending its claim or withdrawing it and filing a new one. The court emphasized that no new evidence would be allowed and that should Nano choose to proceed with the current action, the only question to be considered by the court was the validity of the poison pill under Israeli law.
On July 1, 2024, following a request submitted by Nano, which was unopposed by the Company, the court dismissed Nano’s claim without prejudice or cost.
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
B.Significant Changes.
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
C.Material Contracts.
We have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A-“History and Development of the Company”, Item 4.B-“Business Overview”, Item 5.B-“Operating and Financial Review and Prospects-Liquidity and Capital Resources”, Item 6.C-“Board Practices-Director Service Contracts” and Item 7.B-“Related Party Transactions”, which descriptions are incorporated by reference in this Item 10.C.
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
Israeli resident individuals
Capital Gain
As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2024, in addition to excess tax, if any, as described below) unless the benefiting provisions of an applicable treaty applies.
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
Non-Israeli Residents
Capital Gain
Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2017 and 23% since 2018), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is Significant Shareholder at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 50% for an individual in 2024) unless contrary provisions in a relevant tax treaty applies.
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
Excess Tax
Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2024, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on new Israeli legislation, that amount, and certain other statutory amounts, will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that an individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/or business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.
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
Although we do not believe that we were a PFIC in 2024, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2025 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.
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
The majority of our balance sheet exposure relates to foreign currency assets and liabilities in entities which their functional currency is Euro. Our net Euro balance sheet exposure as of December 31, 2024 was approximately $44.1 million.
Our total revenues amounted to $572.5 million in 2024, of which approximately 20.6% were denominated in Euros. During 2024, our Euro-denominated revenues exceeded our Euro-denominated expenses. Conversely, our expenses denominated in shekels are higher than our expected shekel-denominated revenues. For those currencies which do not have a sufficient natural hedge within our operations (such as offsetting revenues and expenses recorded in a given currency, or some other hedge), we may choose to hedge in order to reduce the impact of currency fluctuations on our operating results. In 2024, we entered into hedging transactions to reduce our potential currency exposure related to the U.S. dollar against each of the Euro and the New Israeli Shekel. Our foreign exchange forward contracts in effect as of December 31, 2024 were for the conversion of €43.2 million into USD and $46.7 million into NIS.
The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:
i. A change of 10% in the value of the Euro relative to the U.S. dollar in the year ended December 31, 2024 would have resulted in a change in the U.S. dollar reporting value of our consolidated operating income of $5.8 million for that year, mainly due to revenues earned in Euros.
ii. A change of 10% in the value of the shekel relative to the dollar in the year ended December 31, 2024 would have resulted in a change in the dollar-reported value of our consolidated operating income of $11.7 million, mainly due to shekel-recorded expenses.
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
Interest Rate Risk
Our cash and cash equivalents are mainly consist of cash in bank accounts, and our short-term bank deposits have maturities of 90 days or more. Both are subject to limited interest rate risk, with an average interest rate of 5.7%. A 10% change in interest rates would not have a material effect on our financial condition or results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
Not Applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
None
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
None
ITEM 15. CONTROLS AND PROCEDURES.
A.Disclosure Controls and Procedures.
We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2024, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making our assessment, our management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2024, our internal control over financial reporting is effective based on those criteria.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.
The following table sets forth, for the years ended December 31, 2024 and 2023, the fees billed to us and our subsidiaries by our principal accountant1.

	Year ended December 31,
	2024	2023
Audit fees[2]	$878,700	$1,028,700
Audit-related[3]	268,438	376,000
Tax fees[4]	51,901	133,000
All other fees[5]	2,000	1,800
Total	$1,201,039	$1,539,500
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
On September 16, 2024, we announced that our board of directors had authorized a program for our repurchase of up to $50 million of our ordinary shares, from time to time.
Under the share repurchase program, we may make repurchases from time to time through open market repurchases, privately negotiated transactions or otherwise, subject to market conditions, applicable legal requirements, and other relevant factors. We effect open market repurchases under the program in accordance with the requirements of Rule 10b-18 under the Exchange Act. We may also, from time to time, enter into plans in accordance with the affirmative defense provided by Rule 10b5-1 under the Exchange Act to facilitate repurchases of our shares. The repurchase program does not obligate us to acquire any particular amount of our ordinary shares, and it may be modified, suspended, or terminated, at any time at our discretion. The timing and actual number of shares repurchased may depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities.
1 Comprised by fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm (which served as our principal accountant with respect to the years ended December 31, 2024 and 2023).
2 Audit fees consist of fees for professional services rendered by the Auditors in connection with the audit of our consolidated annual financial statements and services provided by the Auditors in connection with statutory and regulatory filings or engagements.
3 The audit-related fees for the year ended December 31, 2024 and 2023 were for due diligence related to acquisitions.
4 Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.
5 All other fees are fees for other consulting services (if any) rendered by our principal accountant to us.

In accordance with Section 7C of the Israeli Companies Regulations (Leniencies for Companies Whose Securities are Listed for Trading Outside of Israel), 5760-2000, or the Leniency Regulations, the share repurchase program did not require approval by an Israeli court and went into effect 30 days after notice of our board of directors’ adoption of the repurchase program was provided to our material creditors and secured creditors (if any). All repurchased shares are classified as treasury shares:
In the twelve months of 2024, we repurchased, pursuant to the repurchase programs, an aggregate of 266,018 of our ordinary shares in open market transactions, in accordance with Rule 10b-18, at an average price of $7.50 per share, for aggregate repurchases of $2.0 million, leaving $48.0 million for future potential repurchases under the current board authorization as of December 31, 2024.
The table below presents a summary of the ordinary shares repurchased by us under our share repurchase program on a monthly basis during 2024 (the only month during 2024 in which repurchases occurred was October 2024).

Period	Total Number of Shares Purchased	Average Price Paid per Share(*)	Total Number of Shares Purchased as Part of the Current Programs	Dollar Value of Shares that May Yet be Purchased Under the Programs ($)
October 1, 2024- October 31, 2024	266,018	$7.50	266,018	$48,000,000
Total in 2024	266,018	$7.50	266,018	$48,000,000
(*) Excluding commissions.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION.
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
We have adopted an insider trading policy that governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 11.1 to this annual report.
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
We are not aware of any previous cybersecurity incidents that have materially, or were reasonably likely to materially, affect our company (including business strategy, results of operations, or financial condition). As with virtually every other public company, we believe that a potential future material cybersecurity incident could potentially adversely affect our business operations in a material manner, due to the reliance that we place on our Management Information Systems for, among other things: effectively managing our accounting and financial functions, including maintaining our internal controls; managing our manufacturing and supply chain processes; and maintaining our research and development data. The failure of our management information systems to perform properly could disrupt our business and product development, which may result in decreased sales, increased overhead costs, excess or obsolete inventory, and product shortages, causing our business and operating results to suffer. Please see “Item 3.D. Risk Factors-Risks related to our business and financial condition- We rely on our management information systems…”
Governance
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
Throughout the year, our management members interact in managing our cybersecurity risks, including via the following management processes:
1.The CIO reports on Management Information Systems operations including cybersecurity elements to our senior management team on a quarterly basis.
2.The CIO updates our chief operating officer (COO) as to the status of relevant cybersecurity projects and/or incidents on a weekly basis.
3.The CISO & CIO discuss the status of cybersecurity projects and/or incidents on a weekly basis.
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
December 31, 2024

Report of Independent Registered Public Accounting Firm
To the board of directors and shareholders of Stratasys Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Stratasys Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15b. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill Impairment Assessment – Stratasys-Core reporting unit

As described in Note 8 to the consolidated financial statements, the Company’s goodwill balance in respect of the Stratasys-Core reporting unit is $99 million as of December 31, 2024. Management conducts an impairment test in the fourth quarter of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections for the Stratasys-Core reporting unit includes significant judgments and assumptions relating to the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate.
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

Impairment Evaluation for Equity Method Investment in Ultimaker

As described in Note 2 to the consolidated financial statements, the Company equity method investment in Ultimaker balance was $39.1 million as of December 31, 2024 after recording an impairment charge of $30.1 million. The carrying value of this equity method investment is evaluated for impairment when indicators of a loss in value below the carrying value exist, including, a lack of sustained earnings or a deterioration of market conditions, among others. The Company records an impairment charge, when the determined fair value is lower than carrying value, and such reduction in fair value is considered other-than-temporary. .Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections for the equity investment includes significant judgments and assumptions relating to the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate.
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
March 6, 2025
We have served as the Company’s auditor since 2012.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(U.S. $ in thousands)
December 31,	2024	2023
ASSETS
Current assets
Cash and cash equivalents	$70,200	$82,585
Short-term bank deposits	80,500	80,000
Accounts receivable, net of allowance for credit losses of $3,058 and $1,449 as of December 31, 2024 and 2023, respectively	152,979	172,009
Inventories	179,809	192,976
Prepaid expenses	7,630	7,929
Other current assets	21,843	24,596

Total current assets	512,961	560,095
Non-current assets
Property, plant and equipment, net	184,379	197,552
Goodwill	99,082	100,051
Other intangible assets, net	106,253	127,781
Operating lease right-of-use assets	32,169	18,895
Long-term investments	80,205	115,083
Other non-current assets	14,697	14,448

Total non-current assets	516,785	573,810

Total assets	$1,029,746	$1,133,905

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$44,977	$46,785
Accrued expenses and other current liabilities	39,749	36,656
Accrued compensation and related benefits	29,206	33,877
Deferred revenues - short-term	46,347	52,610
Operating lease liabilities - short-term	6,935	6,498

Total current liabilities	167,214	176,426
Non-current liabilities
Deferred revenues - long-term	19,057	23,655
Deferred income taxes	507	723
Operating lease liabilities - long-term	25,155	12,162
Contingent consideration - long-term	4,933	11,900
Other non-current liabilities	19,889	24,200

Total non-current liabilities	69,541	72,640

Total liabilities	$236,755	$249,066

Commitments and contingencies (see note 11)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 71,982 shares and 69,656 shares issued at December 31, 2024 and 2023, respectively; 71,716 shares and 69,656 shares outstanding at December 31, 2024 and 2023, respectively	$202	$195
Treasury shares at cost, 266 and 0 shares at December 31, 2024 and 2023, respectively	(1,995)	—
Additional paid-in capital	3,123,024	3,091,649
Accumulated other comprehensive loss	(8,031)	(7,079)
Accumulated deficit	(2,320,209)	(2,199,926)
Total equity	792,991	884,839

Total liabilities and equity	$1,029,746	$1,133,905
The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Loss
(U.S. $ in thousands, except per share data)
Years Ended December 31,	2024	2023	2022

Revenues
Products	$391,917	$433,741	$452,124
Services	180,541	193,857	199,359
	572,458	627,598	651,483
Cost of revenues
Products	197,807	226,510	234,601
Services	117,835	134,064	140,415
	315,642	360,574	375,016

Gross profit	256,816	267,024	276,467

Operating expenses
Research and development, net	99,142	94,425	92,876
Selling, general and administrative	243,335	260,179	240,750
	342,477	354,604	333,626

Operating loss	(85,661)	(87,580)	(57,159)

Gain from deconsolidation of subsidiary	—	—	39,136
Financial income, net	1,676	2,993	229

Loss before income taxes	(83,985)	(84,587)	(17,794)

Income tax expenses	2,973	5,782	5,454

Share in losses of associated companies	33,325	32,705	5,726

Net loss	$(120,283)	$(123,074)	$(28,974)

Net loss per ordinary share - basic and diluted	$(1.70)	$(1.79)	$(0.44)

Weighted average ordinary shares outstanding - basic and diluted	70,858	68,666	66,491

Comprehensive loss
Net loss	(120,283)	(123,074)	(28,974)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(4,069)	3,650	(2,175)
Unrealized gains (losses) on derivatives designated as cash flow hedges, net	3,117	2,089	(1,872)

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Other comprehensive income (loss), net of tax	(952)	5,739	(4,047)
Comprehensive loss	(121,235)	(117,335)	(33,021)
The accompanying notes are an integral part of those consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
(U.S. $ in thousands )
Years ended December 31, 2024, 2023 and 2022	Ordinary Shares		Treasury Shares
	Number of shares	Par Value	Number of shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balances, January 1, 2022	65,677	182	—	—	3,012,481	(2,047,878)	(8,771)	956,014
Issuance of shares in connection with stock-based compensation plans	1,159	4	—	—	262	—	—	266
Issuance of Common stock under employee stock purchase plan	250	1	—	—	2,978	—	—	2,979
Stock-based compensation	—	—	—	—	33,461	—	—	33,461
Other	—	—	—	—	(267)	—	—	(267)
Comprehensive loss	—	—	—	—	—	(28,974)	(4,047)	(33,021)
Balances as of December 31, 2022	67,086	187	—	—	3,048,915	(2,076,852)	(12,818)	959,432
Issuance of shares in connection with stock-based compensation plans	1,690	5	—	—	6	—	—	11
Issuance of Common stock under employee stock purchase plans	562	2	—	—	5,913	—	—	5,915
Issuance of shares as part of the Covestro acquisition	318	1	—	—	5,201	—	—	5,202
Stock-based compensation	—	—	—	—	31,614	—	—	31,614
Comprehensive income (loss)	—	—	—	—	—	(123,074)	5,739	(117,335)
Balances as of December 31, 2023	69,656	195	—	—	3,091,649	(2,199,926)	(7,079)	884,839
Issuance of shares in connection with stock-based compensation plans	1,565	5	—	—	149	—	—	154
Issuance of Common stock under employee stock purchase plans	761	2	—	—	5,608	—	—	5,610
Common stock repurchase	—	—	(266)	(1,995)	—	—	—	(1,995)
Stock-based compensation	—	—	—	—	25,618	—	—	25,618
Comprehensive income (loss)	—	—	—	—	—	(120,283)	(952)	(121,235)
Balances as of December 31, 2024	71,982	$202	(266)	$(1,995)	$3,123,024	$(2,320,209)	$(8,031)	$792,991
The accompanying notes are an integral part of those consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
U.S. $ in thousands
Years ended December 31,	2024	2023	2022
Cash flows from operating activities
Net loss	$(120,283)	$(123,074)	$(28,974)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Impairment of other long-lived assets	—	4,443	3,865
Depreciation and amortization	45,338	48,973	59,769
Stock-based compensation	25,618	31,614	33,461
Foreign currency transaction loss	3,417	636	9,090
Gain from deconsolidation of subsidiary	—	—	(39,136)
Loss from sale of investment	4,760	—	—
Share in losses of associated companies	33,325	32,705	5,726
Revaluation of investments	7,994	5,665	3,778
Revaluation of contingent consideration	(4,897)	(21,408)	(15,805)
Deferred income taxes, net and uncertain tax positions	1,287	(1,764)	926
Other non-cash items, net	1,347	1,089	(2,778)

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	4,456	(25,653)	(28,877)
Inventories	9,356	4,571	(87,337)
Other current assets and prepaid expenses	3,021	1,553	5,758
Other non-current assets	8,647	11,047	4,472
Accounts payable	(3,677)	(27,445)	19,614
Other current liabilities	7,022	4,228	(17,707)
Deferred revenues	(10,003)	408	6,577
Other non-current liabilities	(8,902)	(9,233)	(7,827)
Net cash provided by (used in) operating activities	7,826	(61,645)	(75,405)

Cash flows from investing activities
Cash paid for business combinations, net of cash acquired	—	(72,118)	—
Purchase of property and equipment	(10,874)	(13,551)	(13,635)
Investments in short-term bank deposits	(170,500)	(111,448)	(479,852)
Proceeds from short-term bank deposits	170,000	208,815	561,485
Investments in unconsolidated entities	(8,845)	(12,443)	(69,148)
Purchase of intangible assets	(1,840)	(1,476)	(6,117)
Proceeds from sale of business	7,190	—	—
Other investing activities	49	(1,613)	54
Net cash used in investing activities	(14,820)	(3,834)	(7,213)

Cash flows from financing activities
Common stock repurchased	(1,995)	—	—
Proceeds from exercise of stock options	154	11	266
Payment of contingent consideration	(1,012)	(1,339)	(2,754)
Other financing activities	(461)	(188)	(281)
Net cash used in financing activities	(3,314)	(1,516)	(2,769)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,480)	(827)	(7,220)

Net change in cash, cash equivalents and restricted cash	(11,788)	(67,822)	(92,607)
Cash, cash equivalents and restricted cash, beginning of year	82,864	150,686	243,293
Cash, cash equivalents and restricted cash, end of year	$71,076	$82,864	$150,686

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets:
Cash and cash equivalents	70,200	82,585	150,470
Restricted cash included in other current assets	876	279	216
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$71,076	$82,864	$150,686

Supplemental disclosure of cash flow information
Cash paid during the year for:
Income taxes, net of tax refunds	$2,318	$2,152	$12,550
Non-cash investing and financing activities:
Transfer of inventories to fixed assets	3,448	9,551	9,212
Transfer of fixed assets to inventories	4,829	222	123
Contingent consideration	—	2,472	—
Right-of-use assets obtained in exchange for new operating lease liabilities	20,808	7,142	12,057
Issuance of Common stock under employee stock purchase plan	5,610	5,915	2,978
Issuance of shares as part of Covestro acquisition (Refer to Note 2)	$—	$5,202	$—
The accompanying notes are an integral part of those consolidated financial statements.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies
A.Nature of Operations
Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing, which the Company views as having the largest and fastest growing total addressable market. The Company’s approximately 2,300 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.
The Company has one operating segment, which generates revenues via the sale of its 3D printing systems, related services and consumables and by providing additive manufacturing (“AM”) solutions. The Company operates mainly through offices in Israel, the United States, Germany, Hong Kong and Japan.
In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these financial statements, the war in Israel is ongoing and continues to evolve. One of the Company’s global headquarters and one of its manufacturing facilities are located in Israel. As of the filing date of these financial statements, the Company's activities in Israel remain largely unaffected by the war. During the year ended December 31, 2024, the impact of the war on the Company’s results of operations and financial condition was limited, but such impact may change, and could be significant, as a result of the further continuation, escalation or expansion of the war. The Company continues to maintain business continuity plans backed by its inventory levels located outside of Israel.
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
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates using assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to recoverability of equity method investment, of intangibles and goodwill and purchase price allocation including contingent consideration.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Cash and Cash Equivalents
All highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, with maturities of less than ninety days when acquired, are considered to be cash equivalents.
Bank Deposits
Bank deposits with original maturity dates of more than ninety days but at balance sheet date are less than one year are included in short-term bank deposits. The fair value of bank deposits approximates the carrying value since they bear interest at rates close to the prevailing market rates.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Allowance for credit losses due to the Company’s accounts receivable amounted to $3.1 million and $1.4 million as of December 31, 2024 and 2023, respectively. Changes in the allowance for credit losses are recognized in selling, general and administrative expenses. Accounts receivable are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.
The balance and the changes in the allowance for expected credit losses are comprised as follows:

	2024	2023	2022
	U.S. $ in thousands
Balance at beginning of year	$1,449	$860	$517
Change during the year, net	1,715	725	420
Bad debt written off	(106)	(136)	(77)
Balance at end of year	$3,058	$1,449	$860
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
Equity method investments
The Company’s investments in non-marketable equity securities in which it has the ability to exercise significant influence, but does not control through variable interests or voting interests, are accounted for under the equity method of accounting. Under the equity method, the Company recognizes its proportionate share of the comprehensive income or loss of the investee. The Company’s share of profit or losses from equity method investments is included in "Share in losses of associated companies".
The Company periodically reviews equity method investments for impairment in value whenever events or changes in circumstances indicate that the carrying amount of such investments may not be recoverable. The Company will record an impairment charge to the extent that the estimated fair value of an investment is less than its carrying value and the Company determines the impairment is other-than-temporary. Impairment charges, if applicable, are recorded in "Share in losses of associated companies".
Other Long-term Investments
Other non-marketable equity securities without readily determinable fair value in which the Company does not have a controlling interest or significant influence are accounted for under the measurement alternative method. Under this method, the investments are carried at their original cost, less any impairment and adjusted for observable price changes for identical or similar instruments. Such changes in value are recorded in the consolidated statements of Operations and Comprehensive Loss under "Selling, general and administrative". Marketable securities are carried at fair value with changes in value recorded in Consolidated Statements of Operations and Comprehensive Loss under "Financial income, net".

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
As of December 31, 2024 the amount presented under Long-term investments included investment in equity method investment in the amount of $39.1 million. see also Note 2. The balance of long-term investments represents investments in non-marketable equity securities without readily determinable fair value and convertible notes.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Severance pay liabilities with respect to the Company’s employees in Israel who are not subject to Section 14, as well as employees who have special contractual arrangements, are provided for in the Company’s consolidated financial statements based on the length of time that they work for the Israeli entity and their latest monthly salary. The Company’s liabilities for those Israeli employees, in amounts of $2.1 million and $2.5 million as of December 31, 2024 and 2023, respectively, are presented as other non-current liabilities in the Company’s consolidated balance sheets. These liabilities are recorded as if they were payable at each balance sheet date. These liabilities are partially funded by the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the Company’s consolidated balance sheets under other non-current assets. As of December 31, 2024 and 2023, the Company had $1.9 million and $2.1 million, respectively, deposited in these insurance policies and pension funds. These policies are the Company’s assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited.
In addition, the Company has liabilities for severance payments to its employees in other jurisdictions in accordance with local laws and practices of the countries in which they are employed.
Severance expenses for the years ended December 31, 2024, 2023 and 2022 were $4.0 million, $4.3 million and $3.9 million, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For its employees in the United States, the Company has a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) that covers eligible U.S. employees as defined in the Plan. Participants may elect to contribute both pre-tax or after-tax (“Roth”) up to 50% of annual taxable compensation, as defined by the Plan, up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal to 4% of the participant’s annual compensation. For the years ended December 31, 2024, 2023 and 2022 the Company made 401(k) Plan contributions of approximately $3.4 million, $3.1 million and $3.7 million, respectively.
Treasury Shares
The Company accounts for repurchases of its ordinary shares, par value NIS 0.01 per share (“ordinary shares”) as of the trade date. Such repurchases are carried at cost and are presented as reduction of Shareholders' equity, under treasury shares.
Treasury shares are included in authorized and issued shares but excluded from outstanding shares.
Contingent Liabilities
The Company is subject to various legal proceedings that arise from time to time in the ordinary course of business. The outcomes of the legal proceedings that are pending as of the date the financial statements are issued are subject to significant uncertainty. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Such assessment inherently involves an exercise of judgment. If the assessment of a contingency indicates that it is probable that loss would be incurred and the amount of the liability can be reasonably estimated, then the Company would record an accrual in the Company’s financial statements based on its best estimate. Loss contingencies considered to be remote by management are generally not disclosed. The respective legal fees are expensed as incurred.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Revenue from products, which consist of systems and consumables, is recognized when the customer has obtained control of the goods, generally at a point in time upon shipment or once delivery and risk of loss has transferred to the customer. The Company recognizes revenue on sales to resellers when the reseller has economic substance apart from the Company and the reseller is considered the principal for the transaction with the end-user customer. Service revenue derives from service type warranty and from the Company’s direct manufacturing parts services. Revenue from service is recognized ratably on a straight-line basis over the time of the service, as control is transferred over time or as services are performed.
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
Advertising
Advertising costs are expensed as incurred and were approximately $4.3 million, $4.2 million and $5.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Deferred taxes have not been provided on the following items:
1)Taxes that would apply in the event of disposal of investments in first-tier foreign subsidiaries, as it is generally the Company’s intention to hold these investments, not to realize them.
2)Dividends distributable from the income of foreign companies as the Company does not expect these companies to distribute dividends in the foreseeable future. If these dividends were to be paid, the Company would have to pay additional taxes at a rate of up to 25% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.
3)Amounts of tax-exempt income generated from the Company’s prior Approved Enterprises (see Note 10c), as the Company intends to permanently reinvest these profits and does not intend to distribute dividends from such income. If these dividends were to be paid, the Company would have to pay additional taxes at a rate up to 10% on the distribution, and the amount would be recorded as an income tax expense in the period the dividend is declared.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Loss per Share
Basic loss per share is computed by dividing net loss attributable to ordinary shareholders of Stratasys Ltd. by the weighted average number of ordinary shares (including fully vested RSUs, PSUs and ordinary shares purchased under the Company’s employee share purchase plan (the “ESPP”)) outstanding for the reporting periods, net of treasury shares.
The denominator for diluted net loss per share is a computation of the weighted-average number of ordinary shares outstanding, net of treasury shares and the potential dilutive ordinary shares outstanding during the period. Potential dilutive shares outstanding include the dilutive effect of in-the-money options, ESPP and unvested RSUs using the treasury stock method. PSUs are considered contingently issuable shares for diluted net loss per share purposes and the dilutive impact, if any, is included in the weighted average shares as of the beginning of the period in which the performance conditions were satisfied.

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
The Company is a party to several lease agreements for its facilities, the latest of which is through December 2044 (including options to extend, which are reasonably certain that the Company will exercise). The Company has the option to extend certain other agreements for additional periods, the earliest of which expires at the start of May 2025 and the latest of which expires at the end of June 2037. Such options were not considered in the lease term, as it is currently not reasonably certain that the Company will exercise them. During the extended lease periods, the aggregate annual rental payments will increase by 2% to 4% each year.
The Company also leases vehicles for its employees with different commencement and ending periods in Israel and Germany solely. The latest expiration date of a lease agreement is the start of December 2027.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Recently issued accounting pronouncements
Accounting Pronouncements Adopted in 2024
In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company adopted the new accounting standard in its consolidated financial statements as of December 31, 2024. The guidance did not have a material impact on the Company's consolidated financial statements.
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
In November 2024, the FASB issued ASU 2024-03 “Income Statement: Reporting Comprehensive Income— Expense Disaggregation Disclosures,” which requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement, as well as disclosures about selling expenses. This ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
During 2023, Ultimaker encountered difficulties in its business partially as a result of tighter competition and global market conditions. As a result, senior management at Ultimaker was replaced and the new management implemented a restructuring plan and additional steps to reduce cost and improve profitability. The Company considered such events as indicators of potential impairment and accordingly performed an impairment analysis for the investment in Ultimaker. Based on such valuation, the fair value of the investment was estimated below its carrying amount and such reduction in fair value was determined to be other than temporary. Accordingly the Company recorded an impairment charge in an amount of $13.9 million, which was recorded in share in losses of associated companies in the Consolidated Statements of Operations and Comprehensive Loss. Management’s cash flow projections for the fair value of the investment in Ultimaker includes significant judgments and assumptions relating to the cash flow projections, future growth and future profitability. Actual results could differ from those estimates, and such differences could be material and may result in other than temporary reduction in fair value, which could lead to additional impairments in the carrying value of the Ultimaker investment.
On March 22, 2024, Ultimaker's shareholders agreed to provide it with additional funding of $8.0 million in cash, out of which $4.5 million was funded by the Company.
During 2024, Ultimaker experienced an improvement in its operating results. However, market conditions remained challenging, especially in the market segment of Ultimaker, with significant competition, resulting in revenue decline compared with prior expectations. The Company considered such events as indicators of potential impairment and accordingly performed an impairment analysis for the investment in Ultimaker. Based on such valuation, the fair value of the investment was estimated below its carrying amount and such reduction in fair value was determined to be other than temporary.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Accordingly the Company recorded an impairment charge in an amount of $30.1 million, which was recorded in share in losses of associated companies in the Consolidated Statements of Operations and Comprehensive Loss. Management’s cash flow projections for the fair value of the investment in Ultimaker includes significant judgments and assumptions relating to the cash flow projections, future growth and future profitability. Actual results could differ from those estimates, and such differences could be material and may result in other than temporary reduction in fair value, which could lead to additional impairments in the carrying value of the Ultimaker investment.
As of December 31, 2024 and December 31, 2023 the equity investment in Ultimaker amounts to $39.1 million and $67.8 million, respectively, which represents the original investment in Ultimaker, net of share in net losses, including impairments in the carrying value of the investment, for those years in amounts of $33.2 million and $32.4 million, respectively.
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
The Covestro transaction is reflected in accordance with ASC Topic 805, “Business Combination”. The assets acquisition transaction meets the definition of a business and was accounted for as a “Business Combination” transaction, using the acquisition method of accounting, with the Company as the acquirer. The following table summarizes the fair value of the consideration transferred to Covestro AG for the Covestro transaction:

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Covestro transaction date. The estimated fair values are based on the information that was available as of April 3, 2023. The allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Allocation of Purchase Price
(U.S. $ in thousands)
Inventory	$10,342
Fixed assets	7,064
Intangible assets	21,929
Other liabilities	(605)
Total identifiable net assets	38,730
Goodwill	$21,814
Total consideration	$60,544
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
During 2024 and 2023, the Company completed several transactions, including acquisitions of an entity and additional assets, for total consideration of $0.3 million and $22.0 million, respectively.
Other long-term investments
In addition to the investment in Ultimaker, other investments included under long-term investments represents investments in non-marketable equity securities and convertible notes of several companies without readily determinable fair value in which the Company does not have a controlling interest or significant influence. One entity from this group became public during the first quarter of 2021 and accordingly the investment is now treated as a marketable equity investment. During 2024 and 2023, the Company invested a total of $13.8 million and $11.5 million in non-marketable equity securities and convertible notes of several companies. At December 31, 2024 and 2023, total amount invested in other long-term investments is $41.1 million and $47.2 million, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3. Recent developments
Termination of Merger Agreement with Desktop Metal
On May 25, 2023, the Company and Desktop Metal, Inc. (“Desktop Metal”), jointly announced their entry into a merger agreement, whereby a wholly-owned Delaware subsidiary of the company was to merge with and into Desktop Metal, with Desktop Metal surviving the merger as a wholly-owned subsidiary of the Company. On September 28, 2023, the Company held an extraordinary general meeting of its shareholders, at which the merger was presented for the approval of the Company’s shareholders. The merger proposal was not approved by the Company’s shareholders at that meeting, and accordingly, pursuant to its rights under the merger agreement, the Company terminated the merger agreement with Desktop Metal, effective immediately on September 28, 2023. As a result, the Company recorded a termination fee of $10.0 million, which was included under selling, general & administrative expenses and was paid to Desktop Metal.
Nano Dimension Tender Offer and Board Contest
On May 25, 2023, following the announcement of the then-prospective merger with Desktop Metal, Nano Dimension Ltd. (“Nano”), a 14.1% shareholder of the Company, launched a hostile partial tender offer whereby it sought to acquire—including shares already held by it— between 53% and 55% of the Company’s outstanding ordinary shares, at a price of $18.00 per share. The tender offer was subject to various conditions and was originally set to expire on June 26, 2023. Over the course of subsequent periods of time, the price offered by Nano in its tender offer was ultimately raised to $25.00 per share, with an accompanying reduction as to the percentage of Company shares to be held by it upon consummation of the offer, to between 46% and 51%, and the offer was extended ultimately through July 31, 2023. The offer expired on July 31, 2023 and Nano did not receive enough tendered shares and was therefore unable to complete the purchase of any of the Company ordinary shares pursuant to the offer. Nano re-initiated its pursuit of an acquisition of the Company, announcing on December 23, 2023 a preliminary proposal to purchase all outstanding shares of the Company that it does not currently own for $16.50 per share in cash. The Company acknowledged receipt of Nano’s offer, and indicated that its board of directors would consider it as part of the process to explore strategic alternatives for the Company (the conclusion of that process was announced in August 2024 without recommendations for the Company effecting any specific merger).
The Company has also been subject to litigation with Nano in an Israeli district court regarding the Company's shareholder rights plan, Nano’s tender offer, and the contested board election. The litigation has not changed the outcome of any of the developments described above. Please see Note 11.
3D Systems Offers
On May 30, 2023, and then again on June 27, 2023, the Company received an unsolicited non-binding indicative proposal from 3D Systems Corporation (“3D Systems”) to merge with the Company. On July 13, 2023, the Company received an updated proposal from 3D Systems, pursuant to which it would merge with the Company for $7.50 in cash and 1.5444 newly issued shares of common stock of 3D Systems per Stratasys ordinary share. The Stratasys board at first determined that the 3D Systems proposal of July 13th would reasonably be expected to result in a “Superior Proposal” under the merger agreement with Desktop Metal and authorized Company management to enter into discussions with 3D Systems with respect to the proposal. Following an extensive due diligence process, Stratasys communicated its concerns regarding the 3D Systems’ proposal to 3D Systems and indicated that the last proposal was not itself a transaction which Stratasys would be prepared to enter into. 3D Systems revised its proposal on September 6, 2023, offering $7.00 in cash and 1.6387 newly issued shares of common stock of 3D Systems per Stratasys ordinary share. After consultation with its outside financial and legal advisors, the

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Stratasys board of directors unanimously determined that the September 6 proposal continued to significantly undervalue Stratasys and did not constitute a “Superior Proposal” pursuant to the terms of the merger agreement with Desktop Metal, and accordingly terminated discussions with 3D Systems.
Strategic Alternatives Process
On September 28, 2023, the Company announced that it had initiated a comprehensive process to explore strategic alternatives for the Company. The Company noted that following the termination of the merger agreement with Desktop Metal, Stratasys was no longer subject to restrictions under that agreement regarding the solicitation of or entry into potential transactions. On August 29, 2024, the Company announced that it had concluded that process, and that its board of directors had decided upon certain strategic actions to be implemented, including:
•the Company’s streamlining of operations and enhancement of its go-to-market strategy to focus on the highest growth potential products, materials and software solutions; and
•the Company’s reduction of its workforce by the end of 2024 by approximately 15%
The steps outlined in the strategic plan are expected to produce significant annual cost savings and improve profitability at current revenue levels, see also Note 18 regarding restructuring costs. In addition, the plan called for the Company to remain well-positioned to act upon further strategic opportunities in the 3D printing industry if and when they may arise.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Revenues
Disaggregation of Revenues
The following table present the Company’s revenues disaggregated by geographical region (based on the Company's customers’ location) and revenue type for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December, 31
	2024	2023	2022
	(U.S. $ in thousands)
Americas
Systems	$72,654	$108,998	$130,959
Consumables	136,243	132,820	130,775
Service	132,840	147,952	153,694
Total Americas	341,737	389,770	415,428

EMEA
Systems	48,642	51,617	53,527
Consumables	79,794	75,468	61,703
Service	30,029	28,857	26,430
Total EMEA	158,465	155,942	141,660

Asia Pacific
Systems	18,980	27,031	40,106
Consumables	35,604	37,807	35,054
Service	17,672	17,048	19,235
Total Asia Pacific	72,256	81,886	94,395

Total Revenues	$572,458	$627,598	$651,483

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table present the Company’s revenues disaggregated based on the timing of revenue recognized for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December, 31
	2024	2023	2022
	(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$391,917	$433,741	$452,124
Services	51,484	54,362	53,152
Total revenues recognized in point in time	443,401	488,103	505,276

Revenues recognized over time from:
Services	129,057	139,495	146,207
Total revenues recognized over time	129,057	139,495	146,207

Total Revenues	$572,458	$627,598	$651,483
Contract Assets and Contract Liabilities
Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of December 31, 2024 and 2023.
Contract liabilities include advance payments and billings in excess of revenue recognized. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of December 31, 2024 and 2023 were as follows:

	December 31,
	2024	2023
	(U.S. $ in thousands)
Deferred revenue (*)	65,404	$76,265
*Includes $19.1 million and $23.7 million under long term deferred revenue in the Company's consolidated balance sheets as of December 31, 2024 and December 31, 2023, respectively.
Revenue recognized in 2024 and 2023 that was included in deferred revenue balance as of January 1, 2024 and 2023 was $50.2 million and $48.9 million, respectively.
Remaining Performance Obligations
Remaining Performance Obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2024 and 2023 the total RPO amounted to $90.2 million and $100.5 million, respectively. The Company expects to recognize $58.5 million of this RPO during the next 12 months, $15.2 million over the subsequent 12 months and the remaining $16.5 million thereafter.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Incremental Costs of Obtaining a Contract
Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period (generally 5 years) if the Company expects to recover those costs. The Company determined the period of benefit by taking into consideration customer contracts including renewals, the technology and other factors. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of December 31, 2024 and 2023, the deferred commission amounted to $10.3 million and $10.3 million, respectively and presented under Other current assets and Other non-current assets.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 5. Fair Value Measurement
The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, on its consolidated balance sheets:

	December 31, 2024
	Level 1	Level 2	Level 3
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$—	$71	$—
Foreign exchange forward contracts designated as hedging instruments	—	4,005	—
Convertible notes	—	—	10,486
Marketable securities	596	—	—
Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	—	(21)	—
Foreign exchange forward contracts designated as hedging instruments	—	(3)	—
Contingent consideration[1]	—	—	(12,694)
	$596	$4,052	$(2,208)

	December 31, 2023
	Level 1	Level 2	Level 3
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$—	$164	$—
Foreign exchange forward contracts designated as hedging instruments	—	2,087	—
Convertible notes	—	—	7,018
Marketable securities	1,994	—	—
Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	—	(51)	—
Foreign exchange forward contracts designated as hedging instruments	—	(657)	—
Contingent consideration¹	—	—	(18,603)
	$1,994	$1,543	$(11,585)
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
1 Includes $7.8 million and $6.7 million under Accrued expenses and other current liabilities in the Company's consolidated balance sheets as of December 31, 2024 and December 31, 2023, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	December 31,
	2024	2023
	(U.S. $ in thousands)
Fair value at the beginning of the period	$(11,585)	$(36,447)
Acquisitions of Contingent considerations	—	(3,009)
Investments in Convertible notes	5,368	5,124
Revaluation of Contingent considerations	4,897	21,408
Revaluation of Convertible notes	(1,900)	—
Settlements of Contingent considerations	1,012	1,339
Fair value at the end of the period	$(2,208)	$(11,585)
Note 6. Inventories
Inventories consisted of the following:

	December 31,
	2024	2023
	(U.S. $ in thousands)
Finished Goods	$90,702	$86,908
Work in Process	7,491	9,871
Raw Materials	81,616	96,197
	$179,809	$192,976

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7. Property, Plant and Equipment, Net
Property, plant and equipment, net consisted of the following:

	December 31,
	2024	2023
	(U.S. $ in thousands)
Machinery and equipment	$147,763	$158,883
Buildings and improvements	179,977	173,117
Computer equipment and software	56,714	54,038
Office equipment, furniture and fixtures	14,056	14,301
Land	18,867	19,019
	417,377	419,358
Accumulated depreciation and amortization and impairment	(237,658)	(224,185)
	179,719	195,173
Construction work in progress	4,660	2,379
	$184,379	$197,552
Depreciation expenses were $21.5 million, $22.4 million and $22.6 million in the years ended December 31, 2024, 2023 and 2022, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company recorded impairment charges of $0 million, $4.4 million and $3.8 million, respectively, which were recorded in the Consolidated Statements of Operations and Comprehensive Loss under cost of sales.
Note 8. Goodwill
Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
	(U.S. $ in thousands )
Balance at January 1,	$100,051	$64,953
Goodwill acquired	—	34,773
Currency translation adjustments	(969)	325
Balance at December 31,	$99,082	$100,051
The goodwill balance as of December 31, 2024 and 2023 was allocated as part of Stratasys-Core reporting unit.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Goodwill impairment assessment for the year ended December 31, 2024
During the second quarter of 2024, the Company performed an analysis of the impact of recent events, including business and industry specific considerations, on the fair value of Stratasys-Core reporting unit. As part of this analysis the Company considered the changes in market capitalization and the sensitivity of estimates and assumptions used in the last annual impairment test as well as potential impacts of macro-economic pressure. The Company also analyzed the aggregate fair value of its reporting units compared to its market capitalization as part of its goodwill impairment test, in order to assess the reasonableness of the results of its cash flow projections used for its goodwill impairment analysis. The Company noted its market capitalization was below management’s assessment of the aggregate fair value of its reporting units. However, as of June 30, 2024, the Company’s market capitalization plus a reasonable control premium exceeded its book value.
Based on the Company’s assessment as of June 30, 2024, no goodwill was determined to be impaired.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
During the third quarter of 2024, the Company noted that indicators of potential impairment existed which required an interim goodwill impairment analysis for Stratasys-Core reporting unit. These indicators included deterioration in the business climate and operating results, sustained decline in the Company’s market capitalization during the past quarters, changes in management’s business strategy and downward changes of the Company's cash flow projections.
As a result of the factors discussed above, the Company performed a quantitative interim assessment for goodwill impairment for its Stratasys-Core reporting unit, using a discounted cash flow model, which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long- term future growth determined based on the growth prospects of the reporting unit; and (c) a discount rate which reflects the weighted average cost of capital adjusted for the relevant risk associated with the Stratasys-Core reporting unit operations and the uncertainty inherent in the Company's internally developed forecasts.
Specifically, as part of this assessment, the Company revisited its assumptions supporting the cash flow projections for its Stratasys-Core reporting unit, including: (i) the expected duration and depth of revenue reduction and certain revenue growth assumptions and (ii) the associated operating profit margins.
In order to assess the reasonableness of its cash flow projections used for its goodwill impairment analysis, the Company compared the aggregate fair value of its reporting units to its market capitalization and calculated the implied control premium. The Company believes that its fair value assessment is reasonably supported by its calculated market capitalization.
Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary from the Company's plans, it may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the terminal growth rate of 0.5% or an increase of 0.5% to the discount rate would have reduced the fair value of Stratasys-Core reporting unit and result in impairment of goodwill allocated to this reporting unit by approximately $8 million and $21 million, respectively.
Based on the Company’s assessment as of September 30, 2024, no goodwill was determined to be impaired.
During the fourth quarter of 2024, the Company performed its annual impairment test for goodwill impairment.
The Company performed a quantitative assessment for goodwill impairment for its Stratasys-Core reporting unit and concluded that the fair value of Stratasys-Core reporting unit exceeded its carrying amount by approximately 3%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $99.1 million. When evaluating the fair value of Stratasys-Core reporting unit under the income approach, the Company used a discounted cash flow model, which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long- term future growth determined based on the growth prospects of the reporting unit; and (c) a discount rate which reflects the weighted average cost of capital adjusted for the relevant risk associated with the Stratasys-Core reporting unit operations and the uncertainty inherent in the Company's internally developed forecasts.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In order to assess the reasonableness of its cash flow projections used for its goodwill impairment analysis, the Company compared the aggregate fair value of its reporting units to its market capitalization and calculated the implied control premium. The Company believes that its fair value assessment is reasonably supported by its calculated market capitalization.
Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary from the Company's plans, it may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the terminal growth rate of 1.0% or an increase of 0.5% to the discount rate would have reduced the fair value of Stratasys-Core reporting unit and result in impairment of goodwill allocated to this reporting unit by approximately $13 million and $10 million, respectively.
Based on the Company’s assessment as of December 31, 2024, no goodwill was determined to be impaired.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 9. Other Intangible Assets, Net
Other intangible assets consisted of the following:

	December 31, 2024			December 31, 2023
	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value
	(U.S. $ in thousands)
Developed technology	$402,976	$(318,312)	$84,664	$403,180	$(300,780)	$102,400
Patents	21,902	(11,726)	10,176	19,396	(10,246)	9,150
Trademarks and trade names	22,149	(17,957)	4,192	22,286	(15,936)	6,350
Customer relationships	102,560	(95,339)	7,221	102,520	(92,639)	9,881
Capitalized software development costs	3,117	(3,117)	—	4,367	(4,367)	—
	$552,704	$(446,451)	$106,253	$551,749	$(423,968)	$127,781
Amortization expenses
Amortization expense relating to intangible assets for the years ended December 31, 2024, 2023 and 2022, was approximately $23.9 million, $26.5 million and $37.1 million, respectively.
As of December 31, 2024, estimated future amortization expense relating to definite life intangible assets for each of the next five years and thereafter were as follows:

Estimated amortization expenses
Year ending December 31,	(U.S. $ in thousands)
2025	$21,440
2026	21,350
2027	20,428
2028	16,404
2029	10,558
2030 and thereafter	16,073
Total	$106,253
No impairment charges were recorded during 2024, 2023 and 2022.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10. Income Taxes
A.Deferred Tax Assets and Liabilities
The components of the Company’s deferred tax assets and liabilities as of December 31, 2024 and 2023 were as follows:

	December 31,
	2024	2023
	(U.S. $ in thousands)
Deferred tax assets
Tax losses carry forwards	755,431	$682,095
Inventory related	2,500	2,241
Intangible assets	11,465	16,990
Provision for employee related obligations	2,380	703
Stock-based compensation expense	9,838	8,803
Deferred revenue	4,524	3,742
Property, plant and equipment	254	—
Allowance for credit losses	173	119
Research and development credit carry forwards	21,577	20,368
Research and development capitalization (including Section 174)	22,952	19,384
Basis difference in equity method investment	9,240	1,406
Other items	6,491	5,320
Gross deferred tax assets	846,825	761,171
Valuation allowance	(826,870)	(737,560)
Total deferred tax assets	19,955	23,611

Deferred tax liabilities
Intangible assets	(7,423)	(8,803)
Property, plant and equipment	(12,077)	(14,228)
Total deferred tax liabilities	(19,500)	(23,031)
Net deferred tax assets (liabilities)	455	$580
The Company’s deferred tax assets and liabilities are classified in the consolidated balance sheets as follows:

	December 31,
	2024	2023
	(U.S. $ in thousands)
Deferred tax assets (under "Other non-current assets")	962	$1,303
Deferred tax liabilities	507	723
Net deferred tax assets (liabilities)	455	$580
As of December 31, 2024 and 2023 the Company had tax net operating losses carry-forward of approximately $760.4 million and $702.1 million, respectively. In addition, As of December 31, 2024, the Company reported capital losses of $2,535.7 million in various jurisdictions. Those tax losses carry-forward resulted in deferred tax assets of approximately $755.4 million and $682.1 million, as of December 31, 2024 and 2023, respectively. As a result of losses incurred in the last few years, and since the near-term realization of these assets is uncertain, the Company recorded a full valuation allowance for its deferred tax assets that are not likely to be realized.

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
A reconciliation of the beginning and ending balances of valuation allowance is as follows:

Valuation Allowance
U.S. $ in thousands
Balance at January 1, 2022	$693,120
Additions	8,788
Decrease	(2,214)
Balance as of December 31, 2022	699,694
Additions	38,500
Decrease	(634)
Balance as of December 31, 2023	737,560
Additions	94,935
Decrease	(5,625)
Balance as of December 31, 2024	$826,870
Included in the net deferred tax are net operating loss and credit carryovers of $123.2 million. Significant amount of these items will begin to expire from December 31, 2034, whereas some losses may be carried forward indefinitely, as discussed below.
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
Effective in 2022, the Act requires all U.S. companies to capitalize, and subsequently amortize, R&D expenses that fall within the scope of Section 174 over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside of the United States, rather than deducting such costs in the year incurred for tax purposes. Although Congress is considering legislation that would repeal and defer this capitalization and amortization requirement for research

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
activities performed in the United States, there is no assurance that this provision will be repealed or otherwise modified. To the extent that this provision is not deferred, modified or repealed, and once our available Federal NOLs are fully utilized, we would incur an increase in our tax expenses and a decrease in our cash flows provided by operations. To date, we incurred immaterial tax expense and corresponding cash flow impact at state level only.
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
B.Provision for Income Taxes
Loss before income taxes for the years ended December 31, 2024, 2023 and 2022 was as follows:

	2024	2023	2022
	(U.S. $ in thousands)
Domestic	$(30,874)	$(47,959)	$(28,725)
Foreign	(53,111)	(36,628)	10,931
	$(83,985)	$(84,587)	$(17,794)
The components of income taxes for the years ended December 31, 2024, 2023 and 2022 were as follows:

	2024	2023	2022
	(U.S. $ in thousands)
Current
Domestic	$4,976	$8,238	$7,301
Foreign	1,823	2,874	942
	6,799	11,112	8,243
Deferred
Domestic	(3,774)	(3,993)	(1,440)
Foreign	(52)	(1,337)	(1,349)
	(3,826)	(5,330)	(2,789)
Total income taxes	$2,973	$5,782	$5,454

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A reconciliation of the statutory income tax rate and the effective income tax rate for the years ended December 31, 2024, 2023 and 2022 is set forth below:

	2024	2023	2022
Statutory tax rate	23.0%	23.0%	23.0%
Reduced tax rate under Israeli benefit programs	(1.5)	(5.0)	(4.3)
Exempted Profits release (see below)	—	—	(16.0)
Stock-based compensation expense	(4.0)	(3.8)	(16.1)
Permanent differences, net	—	1.0	(0.8)
Earnings taxed under foreign law with different tax rate	0.8	27.0	24.7
Valuation Allowance	(17.5)	(44.8)	(18.6)
Changes in uncertain tax positions	(5.5)	(3.8)	(22.1)
Withholding tax	(0.1)	(0.3)	—
Other	1.7	(0.1)	(0.5)
Effective income tax rate	(3.5)%	(6.8)%	(30.7)%
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
A reconciliation of the beginning and ending balance of uncertain tax positions is as follows:

	2024	2023	2022
	(U.S. $ in thousands)
Balance at beginning of year	$8,859	$6,043	$3,015
Additions for tax positions related to the current year	5,008	3,636	4,684
Foreign currency impact	—	—	181
Decrease related to settlements with tax authorities and lapse of applicable statutes of limitation	(354)	(458)	(500)
Classification to DTA	(3,535)	(362)	(1,337)
Balance at end of year	$9,978	$8,859	$6,043
The Company’s accrual for estimated interest and penalties was $1.7 million as of December 31, 2024.
The Company is subject to income taxes in the U.S., various states, Israel and certain other foreign jurisdictions. The Company files income tax returns in various jurisdictions with varying statutes of limitations. Tax returns of Stratasys Inc. submitted in the United States through the 2017 tax year are considered to be final following the completion of the Internal Revenue Service examination. Tax returns of Stratasys Ltd. submitted in Israel through the 2019 tax year are considered to be final following the completion of the Israeli Tax Authorities examination upon audit. The expiration of the statute of

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
limitations related to the various other foreign and state income tax returns that the Company and its subsidiaries file vary by state and foreign jurisdictions.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
On November 13, 2022, according to the Temporary Provision, the Company released an amount of approximately $44.8 million out of its Exempt Profits and accordingly paid reduced tax of approximately $2.9 million. The company operates as required by the provisions of the Temporary Provision to qualify for the reduced tax rate.
As of December 31, 2024, remaining tax-exempt income of approximately $156.7 million is attributable to the Company’s various Approved and Beneficiary Enterprise programs. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and taxes of approximately $15.7 million would be incurred as of December 31, 2024.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
In 2021, the Company notified the Israeli tax authorities that it was waiving the Approved / Beneficiary Enterprise regime starting from tax year 2021. The Company is currently considering its qualification for the 2017 Amendment and the term and degree to which it may be qualified as a Preferred Technology Enterprise or Special Preferred Technology Enterprise.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
On June 30, 2024, Nano filed an unopposed motion to dismiss its claim without prejudice or cost. On July 1, 2024, the court dismissed Nano's claim without prejudice.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Ordinary course litigation
In addition to the foregoing litigations, the Company is also a party to various legal proceedings from time to time, the outcome of which, in the opinion of management, will not have a significant effect on the financial position, profitability or cash flows of the Company.
Royalty commitments
As part of its acquisition of XAAR 3D on November 1, 2021, the Company assumed a royalty liability to a third party in respect of the developed technology. Such liability was recorded based on a fair value estimate, which was determined using the valuation model used to value the developed technology and is recorded under other non-current liabilities. As of December 31, 2024 and 2023 the royalty liability amounted to $5.3 million and $8.4 million, respectively.
Note 12. Equity
A.Share capital
The Company’s issued share capital is composed of ordinary shares, NIS 0.01 par value per share. Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.
The Company’s ordinary shares are traded in the United States on the Nasdaq Global Select Market under the ticker symbol “SSYS”. As of December 31, 2024 and 2023, there were 71,982 thousand ordinary shares and 69,656 thousand ordinary shares issued and 71,716 thousand ordinary shares and 69,656 thousand ordinary shares outstanding, net of treasury shares, respectively. The change in the issued and outstanding ordinary shares during 2024 was attributable to exercises of stock options and RSUs under the Company’s stock-based compensation plans (including its ESPP) and the Company's share repurchase program, see B below. During 2024 the reserve pool under the 2022 Plan was increased by 2.4 million shares.
B.Share Repurchase Program and Treasury shares
On September 16, 2024, the Company’s board of directors authorized a share repurchase program that provides for the repurchase of an amount of up to $50 million of the Company’s ordinary shares, from time to time. Under the share repurchase program, the Company may effect repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its ordinary shares under the Board authorization. The repurchase program does not obligate the Company to acquire any particular number or value of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. In accordance with Section 7C of the Israeli Companies Regulations, the share repurchase program became effective 30 days after notice of Company's board of directors’ adoption of the repurchase program was provided to the Company’s material creditors and secured creditors.
During the year ended December 31, 2024, the Company repurchased 266 thousand ordinary shares for approximately $2.0 million at a weighted average cost of $7.50 per share.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
C.Stock-based compensation plans
The Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective upon the closing of the Stratasys-Objet merger, provides for the grant of options, restricted shares, RSUs, PSUs and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2012 Plan, options, RSUs and PSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable and RSUs are vested over the requisite service period, which is normally a four-year period beginning on the grant date, subject to the grantee providing continued service to the Company throughout the vesting period. PSUs are vested only upon the achievement of certain pre-determined performance metrics at grant date. Once the performance metrics are met, vesting of PSUs is subject to continued service to the Company over the requisite service period, which is normally a two-year to four-year period. The 2012 Plan expired pursuant to its own terms in September 2022.
As of December 31, 2024, there were an aggregate of 8,094,126 ordinary shares subject to outstanding awards under the 2012 Plan, and no further shares available for future equity awards under the 2012 Plan, as all remaining shares under the plan were transferred to the new 2022 Plan (as described below) upon the expiration of the 2012 Plan. All outstanding awards under the 2012 Plan continue to remain subject to the terms of the 2012 Plan, but upon cancellation, forfeiture or expiration of any such awards for any reason, the underlying shares will be automatically transferred and added to the pool of shares available for issuance under the 2022 Plan.
The Stratasys Ltd. 2022 Share Incentive Plan (the “2022 Plan”) became effective upon approval by the Company’s shareholders at the Company’s 2022 annual general meeting of shareholders that took place on September 15, 2022. The 2022 Plan provides for the grant of options, restricted shares, RSUs, PSUs and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2022 Plan, options, RSUs and PSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable and RSUs are vested over the requisite service period, which is normally a four-year period beginning on the grant date, subject to the grantee providing continued service to the Company throughout the vesting period. PSUs are vested only upon the achievement of certain pre-determined performance metrics. Once the performance metrics are met, vesting of PSUs is subject to continued service to the Company over the requisite service period, which is normally a two-year to four-year period. As of December 31, 2024, 917,479 ordinary shares were subject to existing awards under the 2022 Plan, including shares that may be rolled over from the Stratasys 2012 Plan, were available for future equity awards under the 2022 Plan.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Stock options
A summary of the stock option activity for the year ended December 31, 2024 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2023	1,360,652	$20.67
Granted	90,181	9.32
Exercised	(12,413)	12.30
Forfeited	(188,416)	25.70
Options outstanding as of December 31, 2024	1,250,004	$19.18
Options exercisable as of December 31, 2024	972,323	$20.62
The following table summarizes information about stock options outstanding at December 31, 2024:

		Options Outstanding			Options Exercisable
Range of Exercise Prices		Outstanding options at December 31, 2024	Options Outstanding Weighted- Average Remaining Contractual Life in Years	Weighted- Average Exercise Price	Exercisable options at December 31, 2024	Weighted-Average Exercise Price
$3.58	$19.61	588,500	6.58	$15.10	310,819	$15.99
$19.66	$22.28	463,400	2.74	20.43	463,400	20.43
$22.47	$27.83	121,926	3.40	24.36	121,926	24.36
$29.53	$35.16	76,178	0.30	34.73	76,178	34.73
		1,250,004	4.46	$19.18	972,323	$20.62

Aggregate intrinsic value (U.S. $ in thousands)		$4.9			$4.9
As of December 31, 2024, the weighted-average remaining contractual life of exercisable options was 3.84 years. The total intrinsic value of options exercised during 2024, 2023 and 2022 was approximately $0.2 million, $0.0 million and $0.3 million, respectively.
The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2024, 2023 and 2022. The following assumptions were applied in determining the options’ fair value on their grant date:

	2024	2023			2022
Risk-free interest rate	4.2%	4.1%	—	4.7%	3.6%	—	3.9%
Expected option term (years)	5.5	5.5			5.5
Expected share price volatility	61.8%	61.0%	—	61.2%	60.3%	—	61.4%
Dividend yield	—	—			—
Weighted average grant date fair value	$4.24	$9.75			$7.42
As of December 31, 2024, the Company had 277,681 unvested stock options outstanding. As of December 31, 2024, the unrecognized compensation cost related to all unvested, equity- classified stock options of $272,699 thousand is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 1.13 years.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Restricted Stock Units and Performance Stock Units
A summary of the Company’s RSUs and PSUs activity for the year ended December 31, 2024 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested RSUs and PSUs outstanding as of December 31, 2023	3,842,232	$17.95
Granted	2,632,097	10.68
Vested	(1,551,332)	18.31
Forfeited	(977,877)	15.23
Unvested RSUs and PSUs outstanding as of December 31, 2024	3,945,120	$13.67
The total vesting-date value of equity classified RSUs vested during 2024 was $16.8 million. As of December 31, 2024, the unrecognized compensation cost related to all unvested equity classified RSUs and PSUs of $37.1 million is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 2.51 years.
Stock-based compensation expense for stock options, equity classified RSUs, PSUs and ESPPs included in the Company’s Statements of Operations and Comprehensive Loss were allocated as follows:

Year ended December 31,	2024	2023	2022
	(U.S. $ in thousands)
Cost of revenues	$3,073	$3,701	$4,082
Research and development, net	7,270	7,932	7,113
Selling, general and administrative	15,275	19,981	22,266
	$25,618	$31,614	$33,461
Employee Stock Purchase Plan
In October 2021, the Company adopted the 2021 Employee Stock Purchase Plan (the “ESPP”). As of December 31, 2024, the maximum aggregate number of ordinary shares that may be purchased initially under the ESPP was 5,200,000 shares.
The ESPP is implemented through an offering every six months. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase ordinary shares. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the beginning of each offering period or on the purchase date.
As of December 31, 2024, 1,574,022 ordinary shares had been purchased under the ESPP.
As of December 31, 2024, 3,625,978 ordinary shares are available for future issuance under the ESPP.
In accordance with ASC Topic 718, the ESPP is considered compensatory and, as such, results in recognition of stock-based compensation expenses.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
D.Accumulated other comprehensive loss
The following tables present the changes in the components of accumulated other comprehensive loss, net of taxes, for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December, 31 2024
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2024	$1,790	$(8,869)	$(7,079)
Other comprehensive income (loss) before reclassifications	5,656	(4,069)	1,587
Amounts reclassified from accumulated other comprehensive loss	(2,539)	—	(2,539)
Other comprehensive income (loss), net of tax	3,117	(4,069)	(952)
Balance as of December 31, 2024	$4,907	$(12,938)	$(8,031)

	Year Ended December, 31 2023
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2023	$(299)	$(12,519)	$(12,818)
Other comprehensive income (loss) before reclassifications	(1,797)	3,650	1,853
Amounts reclassified from accumulated other comprehensive income	3,886	—	3,886
Other comprehensive income, net of tax	2,089	3,650	5,739
Balance as of December 31, 2023	$1,790	$(8,869)	$(7,079)

	Year Ended December, 31 2022
	Net unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2022	$1,572	$(10,343)	$(8,771)
Other comprehensive loss before reclassifications	(1,566)	(2,176)	(3,742)
Amounts reclassified from accumulated other comprehensive loss	(305)	—	(305)
Other comprehensive loss, net of tax	(1,871)	(2,176)	(4,047)
Balance as of December 31, 2022	$(299)	$(12,519)	$(12,818)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
E.Rights plan
On July 24, 2022, the Company’s board of directors adopted a shareholder rights plan (the “Initial Rights Plan”) to protect the interests of the Company’s shareholders. Each Right entitled the registered holder thereof to purchase from the Company one ordinary share at a price of NIS 0.01 per share, subject to adjustment, once the Rights were to become exercisable, and subject to the exercise terms and conditions thereof described in a related Rights Agreement, dated as of July 25, 2022, between the Company and Continental Stock Transfer & Trust Company, as rights agent. The Rights were to become exercisable only if an entity, person, or group were to acquire beneficial ownership of 15% or more of the Company’s outstanding ordinary shares in a transaction not approved by the Company’s board of directors. The Initial Rights Plan initially had a 364-day term, expiring on July 24, 2023, which was extended to December 31, 2023. Under a Third Amendment to Rights Agreement, entered into on December 21, 2023, the Initial Rights Plan and the related Rights Agreement were terminated in conjunction with the adoption of the New Rights Plan (as described below).
On December 21, 2023, prior to the expiration of the Initial Rights Plan, the Company’s board of directors unanimously adopted a limited-duration shareholder rights plan (the “New Rights Plan”, together with the Initial Rights Plan, collectively, the “Rights Plans”) to protect the interests of the Company’s shareholders, in replacement of the Initial Rights Plan. At the time of the board’s adoption of the New Rights Plan, the Company entered into an accompanying Shareholder Rights Agreement, dated as of December 21, 2023 (as amended, the “New Rights Agreement”), with Continental Stock Transfer & Trust Company, as rights agent. The New Rights Plan was to expire on December 19, 2024. The New Rights Plan, if triggered, will significantly dilute the ownership of any entity, person or group that acquires beneficial ownership of 15% or more of the Company’s outstanding ordinary shares in a transaction not approved by the Company’s board of directors. The New Rights Plan contains enhanced shareholder protections that are intended to limit the scope of the New Rights Plan. The New Rights Plan is designed to give all of the Company’s shareholders (other than an offeror) a way to voice their position directly to the Company’s board of directors on certain types of offers and whether the plan should apply to those offers, and, in other circumstances, to exempt an offer from the plan altogether.
On December 19, 2024, the Company’s board of directors approved an extension to the New Rights Plan and entered into an accompanying amendment (the “First Amendment”) to the New Rights Agreement. The First Amendment was effective immediately prior to the expiration of the Rights under the New Rights Agreement, and extended the date of expiration of the Rights under the New Rights Plan to December 19, 2025.
The adoption of the Rights Plans was intended to protect the long-term interests of Stratasys and all Stratasys shareholders. The Rights Plans were designed to reduce the likelihood that any entity, person, or group would gain control of, or significant influence over, Stratasys through the open-market accumulation of the Company’s shares without appropriately compensating all Stratasys shareholders for control. The Rights Plans were meant to encourage anyone seeking to gain a significant interest in Stratasys to negotiate directly with the Company’s board of directors prior to attempting to control or significantly influence the Company. Further to those goals, the Rights could cause substantial dilution to a person or group that would acquire 15% or more of the ordinary shares of the Company or any existing holder of 15% or more of the ordinary shares who would acquire any additional ordinary shares without the approval of the Company’s board of directors.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		December 31		December 31
	Balance sheet location	2024	2023	2024	2023
		U.S. $ in thousands
Assets derivatives - Foreign exchange contracts, not designated as hedging instruments	Other current assets	$71	$164	$29,244	$82,873
Assets derivatives - Foreign exchange contracts, designated as cash flow hedge	Other current assets	4,005	2,087	89,414	51,830
Liability derivatives - Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(21)	(51)	82,818	21,168
Liability derivatives - Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	(3)	(657)	5,687	74,054
		$4,052	$1,543	$207,163	$229,925
Foreign exchange contracts not designated as hedging instruments
As of December 31, 2024, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $112.1 million and were used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the “NIS”), British Pound, Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, gain of $4.4 million, gain of $0.5 million and gain of $2.1 million were recognized under financial income (expenses), net for the years ended December 31, 2024, 2023 and 2022, respectively. Such gains partially offset the revaluation losses of the balance sheet items, which are also recognized under financial income (expenses), net.
Cash Flow Hedging—Hedges of Forecasted Foreign Currency Payroll and other operating expenses
As of December 31, 2024 and 2023, the Company had in effect foreign exchange forward contracts for the conversion of $46.7 million and $46.2 million, respectively, into NIS. These foreign exchange forward contracts were designated as cash flow hedge for accounting purposes. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.

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
As of December 31, 2024, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of €43.2 million into dollars.
To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions. The Company record changes in fair value of these cash flow hedges in accumulated other comprehensive income (loss) in its consolidated balance sheets, until the forecasted transaction occurs. When the forecasted transaction occurs, the Company reclassify the related gain or loss to the same statement of operations line item as the hedged item (revenue or payroll and other operating expenses). In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the Company reclassifies the gain or loss on the related cash flow hedge from accumulated other comprehensive income (loss) to the same statement of operations line item as the hedged item. If the Company does not elect hedge accounting, or the contract does not qualify for hedge accounting treatment, the changes in fair value from period to period are recorded under financial income (expenses), net.

	Revenues		Cost of sales		Research and development, net		Selling, general and administrative		Financial income, net		Other comprehensive income (loss), net of tax
	December 31,		December 31,		December 31,		December 31,		December 31,		December 31,
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	U.S. $ in thousands
Line items in which effects of hedges are recorded	$572,458	$627,598	$315,642	$360,574	$99,142	$94,425	$243,335	$260,179	$1,676	$2,993	$(952)	$5,739
Foreign exchange contracts designated as hedging instrument	(1,292)	1,578	(111)	472	(378)	1,604	(758)	3,030	—	—	5,656	(1,797)
Foreign exchange contracts not designated as hedging instrument	$—	$—	$—	$—	$—	$—	$—	$—	$(4,363)	$(470)	$—	$—

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 14. Entity-Wide Disclosure
Revenues by geographic area for the years ended December 31, 2024, 2023 and 2022 were as follows*:

	Year Ended December, 31
	2024	2023	2022
	(U.S. $ in thousands)
Americas (primarily the United States) **	$341,737	$389,770	$415,428
EMEA ***	158,465	155,942	141,660
Asia Pacific	72,256	81,886	94,395
	$572,458	$627,598	$651,483
* Revenues are attributed to geographic areas based on the location of customer.
** Revenues in the United States amounted to $322.5 million, $366.5 million and $390.7 million for the years ended December 31, 2024, 2023 and 2022 respectively, and are included under the Americas region in the above table.
*** Revenues in Israel amounted to $4.4 million, $5.5 million and $5.4 million for the years ended December 31, 2024, 2023 and 2022 respectively, and are included under the EMEA region in the above table.
No single customer accounted for 10% or more of Company’s total revenues, or Company’s net accounts receivable, in any fiscal year presented.
Property, plant and equipment and right-of-use assets of leases by geographical area were as follows:

	December 31,
	2024	2023
	(U.S. $ in thousands)
Americas (primarily the United States)	$66,221	$59,473
EMEA	146,632	153,749
Asia Pacific	3,695	3,225
	$216,548	$216,447
Property, plant and equipment that were located in Israel had an aggregate value, as reflected on the Company’s balance sheets, amounting to $120.6 million and $126.2 million as of December 31, 2024 and 2023, respectively and are included under the EMEA region in the above table.
Right-of-use assets that were located in Israel had an aggregate value of $1.3 million and $0.8 million as of December 31, 2024 and 2023 respectively and are included under the EMEA region in the above table.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 15. Net loss per Share
The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2024	2023	2022
	(US $ in thousands, except per share amounts)
Numerator:
Net loss attributable to Stratasys Ltd. for basic and diluted net loss per share	$(120,283)	$(123,074)	$(28,974)
Denominator:
Weighted average shares, net of treasury shares – denominator for basic and diluted net loss per share	70,858	68,666	66,491

Net loss per share Basic and diluted	$(1.70)	$(1.79)	$(0.44)
The computation of diluted net loss per share for the years ended December 31, 2024, 2023 and 2022 excluded share awards of 5.2 million, 5.2 million and 5.1 million, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 16. Leases
The Company’s operating lease expenses are recognized on a straight-line basis. Operating lease cost for the years ended December 31, 2024, 2023 and 2022, were as follows:

	December 31,
	2024	2023	2022
	(U.S. $ in thousands)
Operating lease cost:
Fixed payments and variable payments that depend on an index or rate	$8,444	$10,090	$8,951
Total operating lease cost	$8,444	$10,090	$8,951
Cash flow and other information related to operating leases were as follows:

	December 31,
	2024	2023	2022
	(U.S. $ in thousands)
Cash paid for amounts included in the measurement of lease liabilities	$7,272	$8,885	$8,372
Right-of-use assets obtained in exchange for new operating lease liabilities	$20,808	$7,142	$12,057

	December 31,
	2024	2023	2022
	(U.S. $ in thousands)
Weighted-average remaining lease term — operating leases	11.80 years	4.73 years	4.11 years
Weighted-average discount rate — operating leases	5.56%	4.47%	4.17%
Maturities of operating lease liabilities were as follows:

December 31,
2024
(U.S. $ in thousands)
2025	$7,321
2026	6,004
2027	3,964
2028	3,600
2029 / and thereafter	27,254
Total operating lease payments	48,143
Less: imputed interest	(16,053)
Present value of lease liabilities	$32,090

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 17. Segment
The chief operating decision maker (“CODM”) manages the Company’s business activities as a single operating and reportable segment and review financial information prepared on a consolidated basis. The Company's reportable segment generates revenues through the sale of its 3D printing systems, related services and consumables and by providing additive manufacturing (“AM”) solutions. The CODM reviews and utilizes budget-to-actual variances of profit measures and functional expenses (Cost of revenues, Research and development, net, and Selling, general and administrative), at the consolidated level to manage the Company’s operations and to make key operating decisions. Other segment items included in consolidated net income are Financial income, net and the Income tax expenses, which are reflected in the consolidated statements of comprehensive income.
Note 18. Restructuring costs
During the year ended December 31, 2023, the Company initiated certain restructuring activities for some parts of its operations, as part of aligning the business to the Company's growth strategy and streamlining the organization for improved efficiency. In connection with these activities, certain operations were discontinued, and others were divested. These restructuring activities resulted in an impairment charge to fixed assets, inventory write-off, employees related expenses and other charges for a total amount of $19.2 million. During the year ended December 31, 2023 the Company recorded restructuring charges of $12.3 million, $2.7 million and $4.2 million under cost of revenues; research and development and selling, general and administrative, respectively. The restructuring activities were substantially completed the implementation of this initiative by December 31, 2023.
In August 2024, the Company announced a cost savings initiative (the “2024 Restructuring Plan”) that includes a global workforce reduction. As a result of this restructuring plan, the Company expects $40 million of aggregate annualized cost savings. The Company substantially completed the implementation of this initiative by the end of 2024.
During the twelve months ended December 31, 2024 the Company recorded the following activity related to the 2024 Restructuring Plan in accrued expenses and other current liabilities on its balance sheet (in thousands):

Year ended December 31, 2024
(U.S. $ in thousands)
Accrued expenses and other current liabilities as of January 1, 2024	$—
Restructuring charges	10,058
Cash payments	(6,199)
Accrued expenses and other current liabilities as of December 31, 2024	$3,859
During the twelve months ended December 31, 2024 the Company recognized the following restructuring charges, which were expensed as follows (in thousands):

Year ended December 31, 2024
(U.S. $ in thousands)
Cost of revenues	$571
Research and development, net	4,373
Selling, general and administrative	5,114
Total restructuring charges	$10,058

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 19. Subsequent Events
Entry into PIPE Transaction
On February 2, 2025, the Company entered into a securities purchase agreement (the “PIPE SPA”) with Fortissimo Capital Fund VI, L.P. (together with its affiliates, collectively, “Fortissimo”), an Israeli private equity fund, pursuant to which Fortissimo will invest $120 million in Stratasys and acquire 11,650,485 newly-issued ordinary shares (such transaction, the “PIPE”). Upon (and subject to) completion of the PIPE, Fortissimo will hold approximately 15.5% of the Company's issued and outstanding ordinary shares. The PIPE is expected to close during the second quarter of 2025, subject to review by the U.S. Committee on Foreign Investment in the United States and other customary closing conditions. In connection with its entry into the PIPE SPA, the Company’s board of directors agreed to exempt any acquisition of ordinary shares by Fortissimo pursuant to the PIPE and thereafter from the applicability of the New Rights Plan. Instead, Fortissimo will be subject to certain standstill and voting restrictions under a shareholder agreement to be entered into upon (and subject to) the closing of the PIPE.

ITEM 19. EXHIBITS.

Exhibit Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd.
1.2	Memorandum of Association of Stratasys Ltd. (formerly known as Objet Ltd.)[1]
2.1	Specimen ordinary share certificate of Stratasys Ltd.[2]
2.2	Description of ordinary shares of Stratasys Ltd*
2.3	Shareholder Rights Agreement, dated December 21, 2023, by and between Stratasys Ltd. and Continental Stock Transfer & Trust Company[3]
2.4	First Amendment to Shareholder Rights Agreement, dated as of December 19, 2024, between Stratasys Ltd. and Continental Stock Transfer & Trust Company, as rights agent [4]
4.1	Stratasys Ltd. 2022 Share Incentive Plan, as amended[5]
4.2	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan, as amended[6]
4.3	Stratasys Ltd. 2021 Employee Share Purchase Plan[7]
4.4	Form of Indemnification Agreement by and between Stratasys Ltd. (formerly known as Objet Ltd.) and each of its directors and executive officers[8]
4.5	OEM Purchase and License Agreement,effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and RicohPrinting Systems America, Inc.[9]
4.6	Assignment, dated June 1, 1994, from S. Scott Crump, James W. Comb, William R. Priedeman, Jr., and Robert Zinniel to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a process and apparatus of support removal for three-dimensional modeling[10]
4.7	Stratasys Ltd. Compensation Policy for Executive Officers and Directors[11]
4.8.1	Employment Agreement, effective as of February 18, 2020, by and between Stratasys Ltd. and Yoav Zeif[12]
4.8.2	Amendment, effective as of November 7, 2024, to the Employment Agreement, effective as of February 18, 2020, by and between Stratasys Ltd. and Yoav Zeif [13]
8.1	Subsidiary List of Stratasys Ltd.*
11.1	Stratasys Ltd. Insider Trading Policy*
12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
13
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm*
97.1	Stratasys Ltd. Policy for Recovery of Erroneously Awarded Compensation[14]
101
The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2024 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2024 and 2023; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2024, 2023 and 2022; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and 2022; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

104	Cover Page Interactive Data File
*Filed herewith
# Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.
1 Incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012
2 Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on August 6, 2012
3 Incorporated by reference to Exhibit 4.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on December 21, 2023
4 Incorporated by reference to Exhibit 4.2 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on December 20, 2024
5 Incorporated by reference to Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on August 26, 2022
6 Incorporated by reference to Exhibit 4.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 3, 2023
7 Incorporated by reference to Appendix A to the registrant’s proxy statement for its 2021 annual general meeting of shareholders, attached as Exhibit 99.2 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on October 13, 2021
8 Incorporated by reference to Exhibit 10.7 to the registrant’s registration statement on Form F-4, SEC File No. 333- 182025, filed with the SEC on June 8, 2012
9 Incorporated by reference to Exhibit 10.10 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012
10 Incorporated by reference to Amendment No. 1 to Stratasys, Inc.’s registration statement on Form SB-2 (SEC File No. 333-99108) filed with the SEC on December 20, 1995
11 Incorporated by reference to Exhibit 99.1 to the amended report of foreign private issuer on Form 6-K/A furnished to the SEC on October 18, 2024
12 Incorporated by reference to Exhibit 4.8 to the registrant’s annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 26, 2020
13 Incorporated by reference to Appendix B to the registrant’s proxy statement for the registrant’s 2024 annual general meeting of shareholders, attached as Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on October 1, 2024
14 Incorporated by reference to Exhibit 97.1 to the registrant’s annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 11, 2024
152

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

STRATASYS LTD.

/s/ Yoav Zeif
Name: Yoav Zeif
Title: Chief Executive Officer and Director

March 6, 2025
153