Form 20-F
period 2025-12-31
STRATASYS LTD.
filed 2026-03-05
CIK 1517396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common share as of the close of the period covered by the annual report:
86,109,936 Ordinary Shares, NIS 0.01 par value, (which excludes 266,018 Treasury shares), at December 31, 2025.
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
•global macro-economic factors and their impact on our industry, including moderately high interest rates, any lingering inflationary conditions, and tight credit conditions, which could continue to reduce the capital expenditure budgets of our customers and potential customers;
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
•the ongoing impact of import tariffs imposed by the United States and other countries on the prices we pay for finished goods and component parts that we utilize for our products and services, and on customer demand for our products and services in affected countries;
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
•global market, political and economic conditions, and in the countries in which we operate in particular, including changes in the relative values of various currencies;
•the degree to which our company’s operations remain resistant to any potential adverse effects (and any follow-up military conflicts related to) Israel’s wars against Iran and its sponsored terrorist organizations Hamas (in Gaza) and Hezbollah (in Lebanon), and, intermittently, the Houthis in Yemen;
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
USE OF TRADE NAMES
Unless the context otherwise indicates or requires, “Stratasys”, “PolyJet”, “J8 Series”, “J850”, “J55”, “J35”, “Vero”, “TrueDent”, “PolyJet ToughONE”, “FDM”, “Fortus”, “F3300”, “F900”, “F370”, “Fortus 450mc”, “F123 Series”, “F770”, “Origin”, “Origin One”, “P3”, “Stratasys Direct Manufacturing”, “GrabCAD”, “GrabCAD Print”, “GrabCAD Print Pro”, “GrabCAD Shop”, “GrabCAD Streamline Pro”, “OpenAM”, “DentaJet”, “MediJet”, “Digital Anatomy”, “TissueMatrix”, “GelMatrix”, “BoneMatrix”, “Neo”, “Neo800”, “Neo450”, “H350”, “H Series”, “PowderEase”, “ReLife”, “SAF”, “Somos”, “WaterShed”, “PerFORM”, “Addigy”, “AccelerateAM”, “iAM Marketplace”, “iSQUARED”, “ForwardAM” and all product names and trade names used by us in this annual report are our trademarks and service marks, which may be registered in certain jurisdictions. Although we have sometimes omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved. Furthermore, the Stratasys Signet design logo is our property. This annual report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN TERMS AND CONVENTIONS
In this annual report, unless the context otherwise requires:
•references to “Stratasys”, “our company”, “the Company”, “the consolidated company”, “the registrant”, “we”, “us”, and “our” refer to Stratasys Ltd. (formerly known as Objet Ltd.), and its consolidated subsidiaries;
•references to “Objet” generally refer to Objet Ltd. and its consolidated subsidiaries prior to the effective time of the Stratasys, Inc.- Objet Ltd. merger on December 1, 2012. We may also use “Objet” to refer to the line of products previously sold by Objet Ltd. and the related current, ongoing operations that have continued following the Stratasys, Inc.-Objet Ltd. merger.
•references to “Stratasys, Inc.” generally refer to Stratasys, Inc., a Delaware corporation, and its consolidated subsidiaries prior to the effective time of the Stratasys, Inc.- Objet Ltd. merger, but sometimes (as the context requires) refer to the current, ongoing operations of our Stratasys, Inc. subsidiary;
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
•Global macro-economic factors such as relatively high interest rates, any lingering increases in inflation, and tight credit conditions may have material adverse consequences for our operations, financial position, and cash flows, primarily by continuing to reduce the capital expenditure budgets of our customers and potential customers.
•Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.
•The focused restructuring actions that we have implemented to streamline operations and enhance our go-to-market strategy have not thus far yielded, and do not guarantee, in the short-term, increases to our revenues.
•To the extent that other companies are successful in developing or marketing consumables for use in our systems, our revenues and profits would likely be adversely affected.
•If our product mix shifts too far into lower margin products or our revenues mix shifts significantly towards our additive manufacturing, or AM, services business, our profitability could be reduced.
•Competition and new technologies may cut into our market share, especially if any competitors in our industry combine with one another successfully.
•Impairments of goodwill, other intangible assets, or other assets of companies that we acquire or hold as equity investments have adversely impacted, and may once again adversely impact our results of operations for the periods in which those impairments occur.
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
•New import tariffs imposed by the United States and retaliatory responses from other countries have been increasing and could significantly increase the prices we pay for finished goods, thereby reducing our gross margins, and could adversely impact demand for our products and services in industries and countries in which our affected customers operate.
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
Risks related to operations in Israel
•Significant hostilities as part of, or in the aftermath of, Israel’s wars against Iran, the terrorist organizations Hamas and Hezbollah, and, intermittently, other regional terrorist groups, may adversely affect our operations.
•Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel (in particular), the Euro, the Yen and other non-U.S. currencies may negatively affect our results of operations.
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
To address these dynamics and to strengthen our position in polymer additive manufacturing-particularly in high growth manufacturing applications-we have significantly expanded our technology portfolio and operational capabilities over the past several years. This includes our acquisitions of Origin Laboratories, Inc. and its P3™ Programmable PhotoPolymerization technology, UK based RP Support Ltd. (RPS) and its industrial stereolithography solutions, and Xaar 3D Ltd. and its SAF™ powder based technology. Since those acquisitions, we have focused on integrating and commercializing these platforms, accelerating the development of advanced materials (including through our acquisition of Covestro’s additive manufacturing materials business), broadening our software and workflow capabilities, and deepening relationships with leading OEMs in key manufacturing use cases such as dental, automotive, consumer goods, and aerospace. These actions have expanded our suite of production-oriented solutions and enhanced our ability to compete in the fast-growing market for polymer mass production parts.
Even upon successful commercialization of new acquired products and technologies, it is likely that new systems and technologies that we develop will eventually supplant our existing systems or that our competitors will create systems that will replace our systems. As a result, any of our products may be rendered obsolete or uneconomical by our or others’ technological advances.
Our operating results and financial condition may fluctuate.
The operating results and financial condition of our company have fluctuated from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. We do not always have visibility as to the expected movements of the global economy and, consequently, as to the expected changes in our operating results over time. This began during the COVID pandemic, during which we began analyzing our quarterly results on a linear basis, comparing consecutive quarters with one another, in addition to comparing each quarter with the corresponding quarter of the previous year, thereby enabling us to track the most updated economic trends and their impact on our operating results.After having suspended providing quarterly or annual guidance in the second quarter of 2020, we returned to providing guidance (initially, on a more limited basis) in subsequent years. However, if our operating results do not meet that guidance or the expectations of securities analysts or investors, the market price of our ordinary shares will likely decline, as occurred following our announcement of our operating results for each of the second and third quarters of 2025. Fluctuations in our operating results and financial condition may be due to a number of factors, including the latest global economic developments concerning inflation, interest rates and unemployment, as well as those additional factors listed below and those identified throughout this “Risk Factors” section:
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
Adverse macro-economic trends such as inflation and moderately high interest rates have had adverse impacts, and may continue to adversely impact, our sales, our business, results of operations and financial condition.
The global economic environment has been adversely impacting our revenues and results of operations in recent periods. The lingering impact of inflation, which, while having declined recently, was high in recent years and increased the prices of goods and services, has eaten into the capital budgets of our customers and potential customers, who have less money to invest in our systems. Higher interest rates, which were implemented by central banks to curb inflation, while having been reduced partially recently, have worsened credit/financing conditions for our customers and adversely impacted their ability to purchase our products. In certain cases, shifts in interest rates have impacted investor preferences as to investments in different countries, which has triggered shifts in exchange rates between various currencies, which has, in turn, exerted an unsteady impact on our results of operations.
Since 2022, these macro-economic trends have been adversely impacting our target markets and our results of operations.
In light of these uncertainties, we continue to utilize cost-control measures that we first implemented in February 2020, when the COVID-19 pandemic began, some of which we have maintained in place since that time. Our restructuring program, announced in August 2024, counteracted negative macroeconomic trends with greater efficiency on our part, including a downsize in our workforce by approximately 15% in the last four months of 2024 and a decision to focus on the highest growth potential products, materials and software solutions.
While we believe that following the implementation of our restructuring plan, we remain well-positioned to withstand the current adverse macro-economic trends, given our balance sheet (primarily due to our cash reserves and lack of debt) and our emphasis on operational efficiencies and execution, we continue to monitor the situation, assessing further implications for our operations, supply chain, liquidity, cash flow and customer orders, in an effort to mitigate potential new adverse consequences should they arise. However, there is no assurance that we will continue to succeed at doing so.
Given the uncertainties associated with macroeconomic conditions, it is difficult to fully predict the magnitude of their effects on our, and our business partners’, business, financial condition and results of operations.

The guidance that we provide for 2026 and for future periods (including medium term guidance) may lack the degree of certainty that we once had in providing guidance, due to the number of variables surrounding the current macro-economic environment.
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
The focused restructuring actions that we have implemented to streamline operations and enhance our go-to-market strategy have not yielded, thus far, and may not yield, in the short-term future, an increase to our revenues.
Our focused restructuring program, announced in August 2024 and implemented in the periods that followed, attempted to counteract negative macroeconomic trends with greater efficiency on our part, including a downsize in our workforce by approximately 15% in the last four months of 2024 and a decision to focus on the highest growth potential use cases, products, materials and software solutions.
While this restructuring program has enabled us to withstand challenging macro-economic conditions, by emphasizing operational efficiencies, execution and better profitability, thus far it has not yielded, and there is no guarantee that it will yield in the near term, an increase to our revenues. Ultimately, to a certain extent, we are impacted by the market for 3D printing generally and need that market to return to its prior trend of growth for our revenues to once again grow, which would also improve our other measures of operating performance. In the interim, we continue to monitor the situation, assessing further implications of the relatively stagnant period for 3D printing for our operations, supply chain, liquidity, cash flow and customer orders, in an effort to mitigate potential new adverse consequences should they arise. There is no guarantee as to when capital spending in the 3D printing industry will recover.
To the extent that other companies are successful in developing or marketing consumables for use in our systems, our revenues and profits would likely be adversely affected.
We sell a substantial portion of the consumables used in our systems. Our consumables have been a source of increased revenues for us. We attempt to protect against replication of our proprietary consumables through differentiation patents and trade secrets and provide that warranties on those systems may be invalid if customers use non-genuine consumables. We have also acquired companies that sell our materials, as a means to broaden our official materials offerings. Other companies have nevertheless developed and sold, and may continue to develop and sell, consumables that are used with our systems, which may reduce our consumables sales and impair our overall revenues and profitability. While we have taken measures such as expanding our open materials ecosystem through our IAM Marketplace, which we believe may increase our involvement with those third-party materials that are being used with our systems, there are no assurances that our overall approach will enable us to maintain control over the consumables used in our systems.
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
We compete with a wide variety of producers of systems that create end-use parts, 3D printed models, prototypes, manufacturing aids, and medical guides and end-use parts as well as producers of materials, services and software for these systems, including both additive and subtractive manufacturing methodologies, such as metal extrusion, computer-controlled machining and manual modeling techniques. Our leading 3D systems competitors currently consist of other manufacturers of systems for prototype development and manufacturing processes, including Formlabs, 3D Systems Corporation, Carbon, HP, EOS GmbH, Markforged and Desktop Metal, as well as newer entrants such as Bambu Lab. For our AM parts and services business, our leading competitors include 3D Systems, Materialise, Protolabs and other service providers. We may face additional competition in the future from other new entrants into the marketplace, including companies that may have significantly greater resources than we have that may become new market entrants or may enter through acquisition or strategic or marketing partnerships with current competitors.
Some of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in end-user demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). Some of our current and potential competitors may furthermore engage in value adding acquisitions, which, if completed, would create a more significant player.
We cannot assure that we will be able to maintain or enhance our current competitive position or continue to compete successfully against current and future sources of competition.

If additional goodwill, other intangible assets, or equity investments that we have recorded become impaired, we could have to take future charges against earnings
As of December 31, 2025, the carrying value of all of our goodwill and other intangible assets was approximately $197.4 million compared to a carrying value of $205.3 million as of December 31, 2024.
Under accounting principles generally accepted in the United States of America, or GAAP, we are required to review goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Intangible assets are generally amortized into earning based on their useful life, but are also reviewed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Assets that we carry on our balance sheet as equity investments are also reviewed for potential impairment when circumstances warrant. In the third quarter of 2025, we experienced a significant impairment charge, in an aggregate amount of $33.9 million, which was attributable to our equity investment in Ultimaker. That impairment resulted in a much larger GAAP loss for that quarter than what we had anticipated.
Any further impairments to our goodwill, intangible assets or equity investments in the future could result in further significant charges against our earnings and could have a material adverse effect on our results of operations. For further information, please see Notes 8 and 9 to our consolidated financial statements included elsewhere in this annual report.
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
Our growth strategy, which we sometimes refer to as our “North Star” strategy, is focused on providing a complete portfolio offering of products and services within additive manufacturing, in polymers, and metals. In order to implement this strategy, we expect to continue to regularly evaluate acquisitions or investments to expand our suite of products and services. Even if we are able to identify a suitable acquisition or investment, we may not be able to consummate any such transaction if we cannot reach an agreement on favorable terms or if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. If we proceed with a particular acquisition or investment, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition, results of operations or liquidity. Acquisitions will also require us to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. In addition, we could also face unknown liabilities or write-offs due to our acquisitions and investments, which could result in a significant charge to our earnings in the period in which they occur. We will also be required to record goodwill or other long-lived asset impairment charges (if any) in the periods in which they occur, which could result in a significant charge to our earnings in any such period. If an acquired entity or investment does not perform as projected and in accordance with our expectations, and is not accretive to our earnings, it may adversely impact our overall results of operations and hurt, rather than help, our business. We may decide to divest the acquired assets in such a situation, in order to generate cash or even merely to stop potential future losses.

Our operations could suffer if we are unable to attract and retain key management or other key employees in the Israeli market or other markets in which we operate where competition for highly skilled technical and other personnel is intense.
Our success depends upon the continued service and performance of our senior management and other key personnel. Our executive team is critical to the management of our business and operations, as well as to the development of our strategy. The loss of the services of any members of our senior executive team could delay or prevent the successful implementation of our strategy, or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. Towards the end of 2024, as part of our organizational restructuring, we reduced the size of our Core Leadership Team, causing it to be smaller and dispersed among the U.S., Germany and Israel. There can be no assurance that we will be able to maintain our small Leadership Team in the future, and if we need to fill additional management positions in the future, that we will be able to rapidly do so, without any adverse impact on our operations.
Our dependence on key employees extends beyond our senior executive team, to our highly skilled scientific, technical (including software) and sales personnel. Our principal research and development as well as significant elements of our general and administrative activities are conducted at one of our two headquarters. In Israel, we face significant competition for suitably skilled employees. While there has been intense competition for qualified human resources in the Israeli high-tech industry historically (including the additive manufacturing, or AM, industry in which we operate), the industry experienced record growth and activity in the couple of years preceding Israel’s recent wars (i.e., prior to October 2023), both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity caused an increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech industry in Israel experienced significant levels of employee attrition and sometimes faces a shortage of skilled human capital, including engineering, research and development, software, sales and customer support personnel. Similar shortages of key personnel also exist in the regions surrounding our Minnesota facilities. Companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. If we cannot attract and retain sufficiently qualified technical employees for our research and development and/or product development activities (including for the software in our products), we may be unable to achieve the synergies expected from mergers and acquisitions that we may effect from time to time, or to develop and commercialize new products or new applications for existing products.
In addition, as a result of the competition for qualified human resources, the Israeli high-tech and other high-tech markets have also experienced, in the recent past, and may once again experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. During 2024 and 2025, our share price decreased significantly and remained relatively low. As a result, many of our key employees who received restricted share units, or RSUs, in previous years, saw their value diminish, which could heighten the risk of employee attrition.
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
In light of the foregoing, there can be no assurance that qualified employees will remain in our employment or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.
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
Furthermore, certain materials we manufacture are now classified as medical devices, subjecting them to additional regulatory requirements and oversight in various jurisdictions. This classification introduces new risks, including the need to obtain and maintain regulatory approvals (such as FDA clearance or CE marking), ongoing compliance with stringent quality and safety standards, and the potential for product recalls or enforcement actions if our products are found to be non-compliant. Failure to comply with these medical device regulations could result in significant costs, delays in product launches, loss of market access, reputational harm, and increased exposure to product liability claims. Additionally, changes in regulatory requirements or interpretations could impose further obligations or restrict our ability to market certain materials for medical applications.
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
Our sales of end-use parts to customers in the aerospace, medical, dental and automotive industries, and of 3D printing systems to customers in the aerospace industry, carry with them greater potential for liability claims against us.
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
Import tariffs, taxes, customs duties and other trading regulations imposed by the U.S. government and retaliatory responses from other countries, have been increasing the prices we pay for finished goods and reducing our gross margins, and could also adversely impact the industries and countries in which our customers operate, thereby reducing demand for our 3D printing products and services in those industries and countries.
Import tariffs, taxes, customs duties and other trading regulations imposed by the U.S. government on foreign countries, or by foreign countries on the U.S., have been directly or indirectly increasing the prices we pay for finished goods that are critical to our ability to manufacture our products. In particular, the current U.S. administration has imposed and negotiated the terms of substantial new or increased tariffs on goods imported from certain trade partners, such as the EU and China, as well as Israel, the United Kingdom and the Netherlands, which have resulted, and may continue to result, in an increase in the cost of finished goods and components used in certain of our products, which has, in turn, increased our cost of goods sold. Our financial results in 2025 reflected decreases in gross profit and gross margin that were partially due to the impact of U.S. tariff charges.
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

The widespread imposition of new or increased tariffs has, therefore, increased the cost of producing, and could potentially reduce the demand for, our products, and such cost increases may require us to increase prices (which could reduce our sales) or could continue to negatively impact our profit margins. Overall, these effects could potentially have a material adverse effect on our financial condition, results of operations and cash flows.
Global economic, political and social conditions may adversely impact our sales.
Uncertainty with respect to the global economy, difficulties in the financial services sector and credit markets, geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products and services. The uncertain prospects for economic growth in some of the regions in which we sell our products may cause end-users to delay or reduce technology purchases. We also face risks that may arise from financial difficulties experienced by our end-users, suppliers and distributors, which may be exacerbated by continued uncertainty in the global economy or by other geopolitical factors, including:
•moderately high interest rates in many countries and regions throughout the world, including the regions where our customers are located;
•supply chain disruptions, which have slowed the delivery of raw materials, and which have increased the price of certain materials due to the significant increase in costs of raw materials and shipping costs;
•U.S.-China reciprocal tariffs may impact the cost of finished products or components used in our products, and our ability to sell our products in China;
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
We derive a substantial percentage of our sales from international markets. We derived 40.3% of our revenues in 2025 from countries outside the Americas. Accordingly, we face significant operational risks from doing business internationally, including:
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
A significant invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. Both data that has been inputted into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, as well as data related to our proprietary rights (such as research and development, and other intellectual property- related data), are subject to material cyber security risks. Our IT systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. To date, we are not aware that we have experienced any loss of, or disruption to, material information as a result of any such malware or cyber attack.
We have invested and will continue to invest in advanced protective systems to reduce these risks, some of which have been installed, and others that are still in the process of installation. Based on information provided to us by the suppliers of our protective systems, we believe that our level of protection is in keeping with the customary practices of peer technology companies, market standards and best practice. We also maintain back-up files for much of our information, as a means of assuring that a breach or cyber attack does not necessarily cause the loss of that information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate.

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
New privacy laws have increased data privacy compliance costs. Our California operations are subject to the California Consumer Privacy Act, as amended by the California Privacy Rights Act, which entered into substantial effect on January 1, 2023 (as amended, the CCPA). The CCPA imposes enhanced disclosure requirements for us vis-à-vis our interactions with customers that are residents of California, such as comprehensive privacy notices for consumers when we or our agents collect their personal information. We may be further required to ensure third party compliance, as under the CCPA we could be liable if third parties that collect, process or retain personal information on our behalf violate the CCPA’s privacy requirements. The sanctions for non-compliance could include fines and/or civil lawsuits. Other U.S. states, including Colorado, Virginia, Utah, Texas, Florida, Minnesota, Montana and Connecticut, have enacted similar - but not identical - laws, which have gone into effect.
In addition to the imposition of U.S.-based regulations on our operations, our European activities are subject to the European Union General Data Protection Regulation, or GDPR, which has created additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by stringent rules for obtaining the consent of individuals on how their data can be used. GDPR became enforceable on May 25, 2018, and non-compliance exposes entities such as our company to significant fines or other regulatory claims. The United Kingdom has also implemented its own version of the GDPR, the so-called U.K. GDPR. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these privacy standards (in each of Europe, the United Kingdom and the United States), to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.
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
We own or lease, long-term, a number of our manufacturing and office facilities, which may limit our ability to move those operations. While we have, from time to time, relocated certain processes between our facilities, if we were to move some or all of the remaining operations from those facilities, we could incur unforeseen charges.
We own buildings in Eden Prairie, Minnesota, which we use to conduct our FDM manufacturing and assembly operations, and we also own our office facility in Rehovot, Israel and manufacturing facility in Kiryat Gat, Israel. Ownership of our buildings and facilities may adversely affect our ability to move some or all of those operations to other locations that may be more favorable. If we were to move any of those operations to other locations, we may have difficulty selling or leasing the property that we vacate.
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
Potential hostile actions by a shareholder or other third party, including a potential unsolicited tender offer, or a potential attempt to remove and replace our directors with its own nominees, as occurred in the recent past, could materially adversely impact our shareholders’ investment in our company and could also strain our cash resources.
We have in the recent past been subject to litigation in Israel and other hostile actions initiated by our shareholder, Nano Dimension Ltd., or Nano, which challenged the validity, under Israeli law, of our then-current limited-duration shareholder rights plan, which expired on December 19, 2025. Our shareholder rights plan was designed to give all shareholders (other than an offeror) a way to voice their position directly to our board of directors on certain types of offers and whether the plan should apply to those offers, and in other circumstances, to exempt an offer from the applicability of the rights altogether. We agreed to an exemption from the applicability of our former shareholder rights plan for Fortissimo Capital’s (which, together with its affiliates, is referred to as Fortissimo) acquisition of a significant equity stake in our company (in connection with our private investment in public equity (PIPE) agreements with Fortissimo), which acquisition was completed in April 2025. Pursuant to Fortissimo’s shareholder agreement with us, Fortissimo is subject to certain standstill and voting limitations and a required advisory vote of our shareholders (other than Fortissimo and any shareholders affiliated with it) if it were to seek to acquire more than 24.99% of the outstanding ordinary shares of our company, which acquisition would be required to be accomplished by way of a special tender offer under Israeli law in which Fortissimo acquires at least 15% of our outstanding shares.

While we do not currently have a shareholder rights plan in place, if our board of directors were to seek to reinstate such a plan, there is no guarantee that it would be legally upheld. The Israeli courts have not formally ruled on the legality of a shareholder rights plan or so-called “poison pill” under the Companies Law. On July 18, 2023, in the context of an interim procedural decision in a litigation initiated by Nano against our company, the court expressed its preliminary view that: it is inclined to rule that rights plans are permissible under Israeli law; the adoption of a rights plan by a board should be viewed “with suspicion”; and a board bears the burden of proving that it was informed, that it acted in good faith, that experts were consulted, and that it considered the interests of the company and its shareholders, rather than acting for the sake of entrenching itself, when adopting a shareholder rights plan. On December 19, 2023, the court issued an order noting that, from the parties' written submissions, it is appropriate to rule upon one critical question: whether, under Israeli law, a company can adopt a ‘poison pill’. However, the court never rendered such a ruling, as on July 1, 2024, following a request submitted by Nano, which was unopposed by our company, the court dismissed Nano's claim without prejudice. While the court’s interim ruling opened the way for a potential final court ruling that our shareholder rights plan was valid and validly adopted (before it expired in December 2025), there can be no assurance that an Israeli court will determine that our board of directors actually meets the requisite burden of proof for upholding the validity of any future shareholder rights plan that we may adopt.
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
To the extent that an Israeli court would invalidate any shareholder rights plan that we may have in place, or declare or provide any remedies to a hostile shareholder that facilitate, and thereby allow, such a shareholder to launch a tender offer that is similar to the Nano tender offer, that may result in that shareholder having an opportunity to attempt to become a majority or significant shareholder of our company. Such a shareholder would then have significant ability to impact the operations of Stratasys. Similarly, if any such hostile shareholder would succeed in replacing any of our directors, that would also give it significant influence over the management and policies of our company. Either or both of those outcomes would enable the hostile shareholder to influence the operations of our company for its own interests, which may be to the detriment of our public/minority shareholders. Such a shareholder could use its voting power, whether as a substantial (or even controlling) shareholder or on the Stratasys board, to significantly influence the policies of our company in a manner that benefits it and adversely impacts our company and our results of operations in a material way. Such a shareholder’s possession of a substantial or controlling interest in Stratasys could also adversely impact trading in our ordinary shares and liquidity for our public/minority shareholders, potentially causing a decline in the value of public shareholders’ investment in our company.
Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.
We generally enter into non-competition agreements with our employees in jurisdictions where non-compete undertakings are lawful and enforceable. These agreements prohibit our employees from competing directly with us or working for others for a limited period and geographic scope after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. As to our U.S. operations, in California, where many employees of our Stratasys Direct Manufacturing parts service as well as Origin's employees, are located, non-competition agreements with employees are generally illegal, void and unenforceable after termination of employment, including under a new law that went into effect on January 1, 2024, regardless of when the agreement was signed or whether it was signed in California. Other U.S. states as well have been expanding laws restricting the use of non-compete clauses. On the U.S. federal level, there was movement in 2023 by federal agencies to make noncompete agreements unenforceable in general. The Federal Trade Commission finalized a rule on April 23, 2024 to ban employers nationwide from using non-compete agreements with their employees and independent contractors. On August 20, 2024, a district court issued an order prohibiting the final rule from taking effect and the FTC from enforcing the rule. The FTC has appealed that decision and in the meantime the district court’s decision does not prevent the FTC from addressing noncompete restrictions through case-by-case enforcement actions. In addition, the General Counsel of the National Labor Relations Board issued a memo in March 2023 opining that many types of non-compete and non-solicitation restrictions unlawfully interfere with employees’ protected rights under Section 7 of the National Labor Relations Act. If U.S. federal restrictions on non-competition agreements become effective, or if more states in which we have operations continue to expand restrictions or bans on use of non-compete restrictions, that could adversely impact our ability to protect our investment in our key employees in our U.S. locations, and harm our competitive position.

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
We rely on a combination of patent and trademark laws in the United States and other countries, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, end-users and others to maintain our competitive position. In particular, our success depends, in part, on our ability, and the ability of our licensors, to obtain patent protection for our and their products, technologies and inventions, maintain the confidentiality of our and their trade secrets and know-how, operate without infringing upon the proprietary rights of others and prevent others from infringing upon our and their proprietary rights. As we acquire companies and their technologies, such as Origin and its P3 technology, acquired in December 2020, RPS and its stereolithography technology, acquired in February 2021, Xaar and its powder-based SAF technology, acquired in November 2021, and our acquisition of the Covestro Additive Manufacturing business unit in April 2023, the risks related to potential infringement of our proprietary rights in technology become more pronounced.
Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies, inventions, processes or improvements. In 2024, we brought claims against Bambu Lab in U.S. federal district court in Texas alleging that several of Bambu's printer models infringe our patents. We are seeking a court order providing us with financial compensation and other remedies for the infringements and prohibiting future infringement by Bambu. The proceedings for those claims are ongoing, with a trial date of June 2026. We also face challenges to our registered IP brought by competitors and other third parties in patent tribunals, including patent oppositions filed in the European Patent Office and IPR proceedings brought before the US Patent Trial & Appeal Board. We cannot assure you that any of our existing or future patents or other intellectual property rights will not be challenged, invalidated or circumvented, or will provide us with meaningful protection. Our pending patent applications may not be granted, and we may not be able to obtain foreign patents or pending applications corresponding to our U.S. patents. The laws of certain countries, such as China, may not provide the same level of patent protection and intellectual property right enforcement as in the United States, so even if we enforce our intellectual property rights or obtain additional patents in China or elsewhere outside of the United States, enforcement of such rights may not be effective. If our patents and other intellectual property do not adequately protect our technology, competitors may be able to offer additive manufacturing systems, consumables or other products similar to ours. Competitors may also be able to develop similar technology independently or design around our patents, and we may not be able to detect the unauthorized use of our proprietary technology or take appropriate steps to prevent such use.
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

Risks related to operations in Israel
Conditions in Israel, whether during or in the aftermath of Israel’s wars with Iran, Hamas, Hezbollah, and other terrorist organizations in the Middle East, and political and economic instability in the region, may adversely affect our operations.
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
Israel has been involved in various defensive wars during the last few years in response to, or in preemption of, Middle East terrorist or state-sponsored attacks on civilian targets in Israel. In late February 2026, Israel and the United States preemptively attacked Iran, in order to eliminate Iran's nuclear and ballistic missile capabilities, and to target the Islamic fundamentalist regime governing Iran, which has threatened Israel's existence. As part of this conflict, Iran launched missile attacks throughout Israel. This war followed upon similar conflicts in June 2025, and April 2024 and October 2024, during which Iran launched ballistic missile attacks against Israel, and Israel conducted strikes against Iranian military and nuclear infrastructure. The direct conflicts with Iran ran parallel to, and followed upon, a two-year war (from October 2023 until October 2025) during which Israel was attacked by Hamas and Hezbollah, terrorist groups sponsored by Iran operating out of the Gaza Strip and Lebanon, respectively. and declared war in response, which included ground operations in the Gaza Strip and southern Lebanon. Other Iranian-sponsored terrorist organizations in the Middle East, including the Houthi terrorist group in Yemen, have also attacked Israel with various types of missiles and drones as part of these conflicts, and Israel has responded with air force attacks. Nearby in the region, the fall of the Assad regime in Syria led Israel to conduct limited military operations targeting Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups.
As a result of these wars and related regional military developments, a small number of our employees have been called by Israel for military service, and such persons have been unavailable for extended periods of time. Our operations have generally not been disrupted by such absences. While our facilities have not been damaged during these wars, the hostilities have caused damage to private and public facilities, infrastructure, utilities, and telecommunication networks. In addition, Israeli companies have been subject to extensive cyber attacks, which could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses. If any of these hostilities (whether during or after ceasefires are put into place) disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be adversely affected. Parties with whom we have agreements involving performance in Israel could also claim that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements due to the security situation in Israel.
Currently, our activities in Israel remain largely unaffected, and we maintain business continuity plans backed by our inventory levels located outside of Israel. As of the date of this annual report, the impact of the current and recent wars on our results of operations and financial condition is not material, but such impact may increase, and could become material, as a result of subsequent actions that may be taken by hostile actors that may renew attacks against Israel.

Our commercial insurance does not cover losses that may occur as a result of the current war or any other event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by our Israeli operations could have a material adverse effect on our business. Any current or future armed conflicts or political instability in the region could negatively affect business conditions generally and harm our results of operations.
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
During 2025, the value of the New Israeli Shekel, or the NIS, appreciated significantly relative to the U.S. dollar, going from a ratio of NIS 3.65 per one U.S. dollar at the start of the year to a ratio of NIS 3.19 per one U.S. dollar on December 31, 2025 (based on representative exchange rates published by the Bank of Israel). In general, any weakening of the NIS relative to the U.S. dollar has a positive impact upon our U.S. dollar-denominated financial results, due to the relative decrease in cost of the NIS denominated expenses of our Israeli operations, whereas the strengthening of the NIS relative to the U.S. dollar has the opposite effect, thereby weakening our financial results. The annual appreciation (devaluation) in value of the NIS relative to the U.S. dollar amounted to 12.5%, (0.6%) and (2.4%) for the years ended December 31, 2025, 2024 and 2023, respectively. Because the NIS - U.S. dollar currency exchange rate is often reflective of economic, political and military developments in Israel, the United States and the rest of the world, future movements of that exchange rate are hard to predict. Our results of operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We also cannot predict any future trends in the rate of inflation or deflation in Israel, which also impacts our operating results, with increased Israeli inflation adversely impacting our results, due to higher NIS-denominated operating expenses in Israel, whereas decreased levels of Israeli inflation have the opposite (positive) impact. The Israeli annual rate of inflation amounted to 2.6%, 3.2% and 3.0%, for the years ended December 31, 2025, 2024 and 2023, respectively.
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
We received Israeli governmental grants for certain of our research and development activities. The terms of those grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel, including increase of the amount of our liabilities in connection with such grants. If we fail to comply with the requirements of the Innovation Law (as defined below), that may impair our ability to sell our technology outside of Israel.
Some of our research and development efforts were and are financed in part, through grants that we received from the Israeli Innovation Authority, to which we refer as the IIA or the Authority. Since 2007 and through December 31, 2025, we have received funding from the Authority of approximately $9.2 million, in the aggregate, under several R&D programs to support certain research and development projects in Israel. In addition, we have received funding from the Europe authorities of approximately $1.9 million, to support certain projects in Europe.
We must comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984 and related regulations rules, procedures and benefit tracks collectively or the “Innovation Law”.
When a company develops know-how or products using grants provided by the Authority, the terms of these grants and the Innovation Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products or know-how outside of Israel.
Pursuant to the IIA regulations, grants received from the IIA before June 30, 2017 bear an annual interest rate that applied at the time of the approval of the applicable IIA file, and that interest rate will apply to all of the funding received under that IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month London Interbank Offered Rate, or LIBOR, until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or the SOFR, or at an alternative rate published by the Bank of Israel, with the addition of 0.71513%. Grants approved after January 1, 2024, will bear the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.
Companies like ours that receive grants from the IIA are also subject to the following additional terms:
•Transfer of IIA funded know-how outside of Israel. Any transfer of the know-how that was developed with the funding of the Authority and related intellectual property rights outside of Israel requires prior approval of the Authority and imposes certain conditions, including, requirement of payment of a redemption fee calculated according to the formula provided in the Innovation Law which takes into account, among others, the consideration for such know-how paid to us in the transaction in which the technology is transferred, research and development expenses, the amount of IIA grants, the time of completion of IIA supported research project and other factors, while the redemption fee will not exceed 600% of the grants amount plus interest. No assurance can be given that approval to any such transfer, if requested, will be granted and what will be the amount of the redemption fee payable.

•Transfer of IIA funded know-how inside Israel. Transfer of IIA funded know-how and related intellectual property rights to an Israeli entity requires a pre-approval by IIA and may be granted if the recipient undertakes to fulfil all the liabilities to IIA and undertakes to abide by the provisions of Innovation Law, including the restrictions on the transfer of know-how and the manufacturing rights outside of Israel (note that there may be an obligation to pay amounts to IIA from the income received by us in connection with such transfer transaction). No assurance can be given that approval to any such transfer, if requested, will be granted.
•Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from Authority-funded programs be carried out in Israel, unless a prior written approval of the Authority is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the Authority is sufficient). As a condition for obtaining approval to manufacture outside Israel, the total amount of our liability to IIA may be increased to between 120% and 300% of the grants we received from IIA, depending on the manufacturing volume that is performed outside Israel. This restriction may impair our ability to outsource manufacturing rights abroad, however, it does not restrict export of our products that incorporate IIA funded know-how.
•Initial foreign manufacturing option. A company also has the option of declaring in its IIA grant application for funding its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval for such declared funding. Such declaration may affect the increase in the total liability to the IIA following such manufacturing abroad.
•Continuing restrictions. The restrictions under the Innovation Law (such as with respect to transfer of manufacturing rights abroad or the transfer of IIA funded know-how and related intellectual property rights abroad) will cease to exist only upon payment of the redemption fee described above.
Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with IIA funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we may be required to pay to IIA. Any approval, if given, will generally be subject to additional financial obligations to the IIA. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.
In May 2017, the IIA issued new rules for licensing know how developed with IIA funding outside of Israel, or the Licensing Rules, allowing us to enter into licensing arrangements or grant other rights in know-how developed under IIA programs outside of Israel, subject to the prior consent of IIA and payment of license fees to IIA, calculated in accordance with the Licensing Rules. The payment of the license fees will not discharge us from our obligations under the Innovation Law.
•Certain reporting obligations. As any recipient of a grant or a benefit under the Innovation Law, we are required to file reports on the progress of activities for which the grant was provided. In addition, we are required to notify the Authority of certain events detailed in the Innovation Law.
It may be difficult to enforce a U.S. judgment against us and our officers and directors in Israel or the United States, or to serve process on our officers and directors.
We are organized in Israel. Most of our officers and most of our directors (as of December 31, 2025) reside outside of the United States, and a majority of our assets are located outside of the United States. Therefore, a judgment obtained against us or any of our executive officers and directors in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.
Risks related to an investment in our ordinary shares
The market price of our ordinary shares may be subject to fluctuation, regardless of our operating results and financial condition. As a result, our shareholders could incur substantial losses.
The market price of our ordinary shares since the Stratasys, Inc.- Objet Ltd. merger has been subject to substantial fluctuation. From the start of 2020 through the early part of 2026 (through February 17, 2026), our ordinary shares have traded with closing prices that have ranged from $6.16 to $54.37, which low price was recorded during 2024, evidencing a trend towards the weakening of our share price during the last two-plus fiscal years, although it rebounded beginning later in 2024. The price of our ordinary shares may continue to be subject to substantial fluctuation regardless of our operating results or financial condition due to a number of factors, including, among others:
•the extent of growth of the 3D printing market generally;
•changes in earnings estimates or recommendations by securities analysts;
•developments involving our company and/or other companies in the 3D printing industry;
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
We may need or desire to raise additional substantial capital in the future. Most recently, in April 2025, we completed a PIPE transaction with Fortissimo Capital, whereby we raised $120 million and Fortissimo Capital acquired 11,650,485 newly-issued ordinary shares at a price of $10.30 per share, which reflected a premium of 10.6% over the closing market price of the ordinary shares on January 31, 2025, the last trading day before the agreement was signed.
Our future capital requirements will depend on many factors, including, among others:
•the extent to which we acquire or invest in businesses, products or technologies (as we did in acquiring Origin in December 2020, RPS in February 2021, Xaar 3D in November 2021, Riven in 2022, Covestro AG in April 2023, Arevo’s technology portfolio in March 2024, key assets and operations of Forward AM Technologies GmbH in May 2025, and assets (including the IP portfolio) of Nexa3D in June 2025) and other strategic relationships;
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
Our board of directors approved our current share repurchase program in September 2024, under which we can repurchase up to $50 million of our outstanding ordinary shares. Under the new program, purchases can be made by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the Exchange Act. Our share repurchase program may reduce the public float of shares available for trading on a daily basis, and may cause volatility in the price of our ordinary shares. Our repurchases may be limited, suspended, or terminated at any time without prior notice. There can be no assurance that we will repurchase any specific amount of ordinary under our share repurchase program or that any repurchases will have a positive impact on our share price or profitability. Important factors that could cause us to discontinue or decrease our share repurchases include, among others, unfavorable market conditions, the market price of our ordinary shares, the nature of other investment or strategic opportunities presented to us, the rate of dilution of our equity compensation programs, our ability to make appropriate, timely, and beneficial decisions as to when, how, and whether to purchase shares under the share repurchase program, the tax consequences of any repurchases (including the potential impact of the 1% excise tax on certain share repurchases), and the availability of funds necessary to continue purchasing shares.
By reducing our outstanding share capital, our share repurchase plan may furthermore enable an opportunistic significant shareholder to more easily accumulate a controlling stake in our company, without having to purchase as many shares from public shareholders and without having to pay a control premium (assuming that, as is the case currently, we do not then have a shareholder rights plan in effect to effectively prevent such an accumulation). Furthermore, if we curtail or suspend our repurchase program, our share price may be negatively affected.
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
As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our principal shareholders are exempt from the reporting requirements, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions, of Section 16 of the Exchange Act and the related rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Accordingly, you receive less information about our company and trading in our shares by our affiliates than you would receive about a domestic U.S. company, and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.
As a foreign private issuer, we are also permitted to, and actually do, follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Stock Market for domestic U.S. issuers. We have informed Nasdaq that we follow home country practice in Israel with regard to, among other things, director nomination procedure and approval of compensation of officers. In addition, we have opted to follow home country law instead of the Listing Rules of the Nasdaq Stock Market that require that a listed company obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity- based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on The Nasdaq Global Select Market may provide our shareholders with less protection than they would have as shareholders of a domestic U.S. company.
Changes to our status as a foreign private issuer or a reduction to the leniencies accorded to foreign private issuers could increase our compliance costs.
Under the current SEC rules, our status as a foreign private issuer is subject to an annual review and test, and will be tested again as of June 30, 2026 (the last business day of our second fiscal quarter of 2026). If we lose our status as a foreign private issuer, we will no longer be exempt from such rules. Among other things, beginning on December 31, 2026, we would be required to file periodic reports and financial statements on a periodic basis (including both an annual report in respect of 2026 and quarterly reports in respect of each of the quarters of 2027) as if we were a company incorporated in the U.S., which, among other things, would result in increased compliance and reporting costs to us.
On June 4, 2025, the SEC issued a concept release soliciting comments on potential revisions to the foreign private issuer definition and/or the accommodations accorded to foreign private issuers. The SEC is considering several possible changes, including requiring foreign private issuers to have minimum non-U.S. trading volume or maintain a foreign (non-U.S.) exchange listing (neither of which we currently have), or be incorporated in jurisdictions with robust regulatory frameworks. If the SEC amends the conditions to being a foreign private issuer and we cannot meet the new conditions, we would become subject to the more stringent requirements applicable to U.S. domestic issuers. If the SEC substantially reduces the accommodations accorded to foreign private issuers, then even if we maintain our status as a foreign private issuer, we would still be subject to more stringent requirements. Either of those outcomes could significantly increase our compliance costs and require substantial changes to our practices.
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
Although we do not believe that we were a PFIC in 2025, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2026 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and the future value of our assets. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see “Item 10.E, Additional Information— Taxation— U.S. Federal Income Tax Considerations— Tax Consequences if We Are a Passive Foreign Investment Company”.

ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
Our legal and commercial name is Stratasys Ltd., and we are the product of the 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd. Stratasys, Inc. was incorporated in Delaware in 1989, and Objet Ltd. was incorporated in Israel in 1998. As part of that merger transaction, the ordinary shares of Stratasys Ltd. were listed on the Nasdaq Global Select Market under the trading symbol “SSYS”. We have acquired (and, in certain cases, disposed of) a number of companies since that time. In July 2014 and August 2014, we acquired Solid Concepts and Harvest Technologies, respectively, two leading providers of additive manufacturing services. Following those two acquisitions, in 2015, we introduced our branded Stratasys Direct Manufacturing, or SDM, service, which significantly broadened and increased our production and offering of AM parts, which are used by our customers as prototypes, benchmarks and end-use parts. In December 2020, we acquired 3D printing start-up, Origin Inc., or Origin, and its proprietary P3 Programmable PhotoPolymerization technology, which has become an important growth engine for our company. The acquisition was aimed at fortifying our leadership in polymers and production applications of 3D printing in industries such as dental, medical, tooling, and select industrial, defense, and consumer goods markets. In February 2021, we acquired UK-based RP Support Ltd., or RPS, a provider of industrial stereolithography 3D printers and solutions. RPS’ complementary technology further expanded our polymer suite of solutions across the product life cycle, from concept modeling to manufacturing. In April 2021, we introduced the Stratasys H350 3D printer, the first system powered by the powder-based SAF™ technology of Xaar 3D Ltd., or Xaar, and in November 2021, we acquired all remaining shares of Xaar (we previously owned a 45% share in Xaar), thereby accelerating our growth in production-scale 3D printing. In September 2022, we disposed of our subsidiary MakerBot, a leader in desktop 3D printing, merging it with UltiMaker, after which transaction we hold a 46.5% equity interest in the combined company, which aims to provide easy-to-use and accessible 3D printing hardware, software, and materials for any application. In October 2022, we acquired the assets of the quality- assurance software company Riven and integrated its cloud-based software solution into our GrabCAD® additive manufacturing platform, which enables manufacturing customers to adopt our solutions for end-use parts production. We completed, in April 2023, the acquisition of the additive manufacturing materials business of Covestro AG, which has expanded our differentiated materials offerings in stereolithography, digital light processing (DLP), and powders. As part of that acquisition, we also significantly expanded our IP portfolio, obtaining ownership over hundreds of patents and pending patents that were held by Covestro. Our materials portfolio was similarly bolstered in May 2025 when we acquired key assets and operations of Forward AM Technologies GmbH, formerly a prominent additive manufacturing materials brand, particularly enhancing our Selective Absorption Fusion (SAF) and Digital Light Processing (DLP) portfolios. Our acquisition in June 2025 of a collection of assets, including the IP portfolio, of Nexa3D, added its lineup of high-speed resin 3D printers to our systems offerings. We have furthermore effected, and expect to continue to effect, smaller acquisitions and investments in other companies from time to time to support execution of our strategy.
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
In 2025, 2024 and 2023, our capital expenditures amounted to $27.1 million, $12.7 million and $15.0 million, respectively, of which $24.9 million,$10.9 million and $13.6 million, respectively, was principally related to the purchase and construction of property, plant and equipment.
During 2025 and 2024, our purchases of property and equipment were primarily directed at the enhancement of our manufacturing capabilities to support new solution offerings, for our facilities in Israel and the United States.
B.Business overview
We are a global leader in polymer-based 3D printing solutions, which we provide at every stage of the product life cycle, with multiple technologies and complete solutions for superior application fit, across industrial, healthcare and consumer fields. We focus, in particular, on polymer 3D printing solutions that address the fastest-growing industrial and healthcare solutions, which we view as the biggest potential growth opportunity in the 3D printing industry. Leveraging distinct competitive advantages that include a broad set of best-in-class 3D printing platforms, software, materials and technology partner ecosystems, innovative leadership, and a global GTM infrastructure, we are positioned to further expand our leadership in this significant and growing global marketplace.
Our approximately 2,700 granted and pending additive technology patents currently held (in addition to many others previously held) have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, defense, automotive, transportation, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our additive manufacturing ecosystem of solutions and expertise includes printers and post-process machines, materials, software, expert services, and on-demand parts production.
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
Our Neo® line of systems feature dynamic laser beam technology that enables build accuracy, feature detail, and low variability across the full extent of a large build platform. As an open resin system, Neo products provide customers materials with a wide range of properties such as chemical resistance, heat tolerance, flexibility, durability, and optical clarity, and can produce large parts, providing a significant build area in a small footprint.
Similarly, we have accelerated our growth in production-scale 3D printing, with the Stratasys H350™ 3D printer, the first system powered by Xaar’s powder-based SAF™ technology, which is designed to deliver cost-competitive parts at production-level throughput. H Series™ Production Platform printers such as the H350 are designed to deliver part quality, consistency, and reliability for high production yield, utilizing a uniform thermal experience for all printed parts regardless of their placement in the build, representing a significant improvement over traditional powder-bed fusion processes.

In April 2023, we purchased the assets of Covestro’s additive manufacturing materials business, including all of the SOMOS™ photocurable liquids portfolio. The materials, IP portfolio, and talent we acquired from Covestro have helped us address new applications in key technology categories such as stereolithography, P3/DLP, and powder-bed fusion, including SAF™ technology.
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
In October 2025, we launched the iAM Marketplace™. It is an independent, hardware-agnostic platform designed to accelerate adoption of additive manufacturing as a core manufacturing capability across the product lifecycle. The marketplace offers the polymer AM industry’s broadest portfolio of high-quality materials, engineering services, and products, helping manufacturers scale production while enabling more agile, resilient supply chains. iAM Marketplace brings together the materials expertise of iSQUARED, Forward AM, and assets from Nexa3D in a single open-access platform focused on certified solutions and real-world applications.
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
Our goal is to be the first choice for polymer 3D printing. Given our significant experience and proven operating history, we have many competitive advantages including:
•Versatile offering of innovative technologies. We offer five different 3D printing technology platforms, each of which has been optimized for specific industry applications, which provides us with a versatile, deep offering for end users within the 3D printing industry They are complemented by a technology-agnostic software platform, with an extensive and rapidly expanding ecosystem of software solutions and software partners for workflow and connectivity, as well as a robust range of advanced materials.
•Extensive materials ecosystem. To ensure maximum performance and quality, as well as access to the broadest possible range of materials for our customers, we provide a robust range of materials in three distinct tiers: (i) Stratasys Preferred, which are engineered by us or our third-party material partners exclusively to provide the best combination of material and printer performance; (ii) Stratasys Validated, which are engineered by us or our third-party materials partners and validated by us with basic reliability testing to accelerate the expansion of material options available in the marketplace; and (iii) Open: Unvalidated materials accessed via an OpenAM Software License, which may offer unique attributes and the potential to address new applications but have not received validation testing or optimization relative to performance and functionality on a Stratasys printer. Our acquisition of Covestro in April 2023 has further strengthened our differentiated materials offering in stereolithography, DLP, and powders, which additional materials are supported by a broad portfolio of patents. The launch of the iAM Marketplace in October 2025 further strengthened our offering with the widest portfolio of materials and services geared towards the needs of our customers.
•Deep application engineering expertise. We believe we have the most industry application engineers in the world who provide our deep quality and process certification expertise. This is essential for meeting the rigorous demands of industries like aerospace, where there are over 700,000 Stratasys parts already flying around the world today, or healthcare, where we support multiple materials for biocompatible applications. We have multi-industry experience with multiple 3D printing technologies serving the aerospace, defense, automotive, industrial, dental, consumer, education, and medical industries.
•Unparalleled market access. We believe our network of over 140 resellers and value-added channel partners is the strongest and most experienced in the industry, covering every region and every major market. This network of resellers worldwide is exclusive to us and our technologies, and has been built over many years, making it unable to be quickly and easily duplicated. This channel network has focused primarily on selling and servicing our FDM and PolyJet solutions since the merger of Stratasys and Objet in 2012, and starting in 2021, included the Origin P3, SAF, and Neo stereolithography technologies, which dramatically expand the total addressable market across medical, dental, consumer goods, automotive, commercial goods, and service bureaus.
•Marquee customer base. Many of the world’s leading companies across aerospace, technology, automotive, consumer, energy, and healthcare are our strategic partners. These include: General Motors, whose new multi-million-dollar additive manufacturing facility in Michigan features Stratasys systems from low to high end; TE Connectivity, which is now using Origin One 3D printers to produce end use parts for aerospace connectivity; Airbus, which we recently announced has printed more than 25,000 flight-ready parts on our systems in 2025, bringing the total number already in flight to over 200,000; and the U.S. Navy, which leveraged Stratasys printers in seven different sites across the globe as part of its annual Trident Warrior experimentation exercise, aimed at demonstrating how advanced manufacturing keeps military units operational at sea and in forward-deployed locations.
•Software/Digital manufacturing connectivity. Through our GrabCAD Additive Manufacturing Platform, we have created a smart and connected software ecosystem to enable additive manufacturing at scale across the digital thread, from design through production. Our SDKs integrate with many different software partner solutions, allowing customers to turn data into intelligence by collecting important information that can be used to improve productivity. This level of integration expands the capabilities of 3D printers. In addition, many of our 3D printing systems are software-upgradable. As our largest customers increasingly adopt multiple Stratasys systems across multiple 3D printing technologies, the efficiency benefits of a single software platform to manage them increases.
We benefit from recurring revenues from the sale of resin and plastic consumables and related services. We provide products and services to our global customer base throughout our offices in North America and internationally, including: Baden-Baden, Germany; Shanghai, China; and Tokyo, Japan, as well as through our worldwide network of over 140 resellers and channel partners who are exclusive to us and our additive manufacturing technologies. We have 1,757 employees worldwide, including what we believe is one of the largest additive manufacturing service bureaus in the United States.

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
Increasingly, attention is being paid to the potential sustainability benefits of additive manufacturing as well. By producing parts on-site and at scale, carbon emissions associated with transportation and delivery can be reduced. Additive manufacturing also reduces waste because the right number of products are created at the right time. One study has suggested that additive manufacturing could reduce industrial energy use by up to 27% by 2050. Light-weighting parts through additively designed polymer components save airlines fuel. - about 14,000 gallons of fuel per year per plane for every pound eliminated.
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
Stratasys solutions
Range of solutions
We provide integrated solutions throughout the production cycle for designers, engineers, manufacturers, dental and medical professionals, including compatible products and services designed for our customers’ use to effectively solve their specific application needs. Our solutions consist of 3D printing systems, consumables, software, paid parts, and professional services and encompass everything from prototyping and design all the way through manufacturing aids and production.
Our solutions allow our end-users to print 3D models, tools and parts that enhance their ability to visualize, verify and communicate product designs, thereby improving the design, development and validation processes and reducing time-to-market. Our systems create visual aids for concept modeling and functional prototyping to test fit, form and function, permitting rapid evaluation of product designs. Using presentation models developed with our systems, designers and engineers can typically conduct design reviews and identify potential design flaws earlier in the process and make improvements before incurring significant costs due to re-tooling and rework, allowing them to optimize a design much more rapidly and cost-effectively.
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
In addition, our solutions enable doctors to train and plan medical procedures based on medical models, created by our printers, as well as create surgical guides to support complex surgeries. In the dental space, our PolyJet solutions enable dental labs to create patient-specific models and guides, including permanent dentures and temporary crowns and bridges, as well as devices for various applications, based on digital dentistry workflow.
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
•reliability of printing systems;
•repeatability of parts manufacturing, enabling consistency;
•fast time to part;
•efficiency of operations with software workflows;
•customer service;
•cyber security of our systems;
•ease of use; and
•automatic, hands-free support removal and minimal post processing.

Range of technologies and differentiating factors
Our solutions are driven by our proprietary technologies, which we have both developed organically and acquired over time through targeted acquisitions. We hold approximately 2,700 patents and pending patents internationally, and our 3D printing systems utilize our patented extrusion-based FDM®, inkjet-based PolyJet™, powder-bed-based SAF®, photopolymer-based P3™, and Neo® stereolithography technologies to enable the production of prototypes, tools used for production, and manufactured goods directly from 3D CAD files or other 3D content. We believe that our broad range of product and service offerings is a function of our 3D printing technology leadership.
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
PolyJet. Our inkjet-based 3D printing technology stands out for its scalability, high-resolution output, multi-material capabilities, and full-color printing down to the voxel level-all within both an industrial or office environment. PolyJet™ 3D printers produce smooth, high-resolution models that closely resemble final product designs. We provide a variety of resins, including rigid, flexible, medical-grade, and bio-compatible materials. PolyJet enables the simultaneous deposition of multiple materials, allowing single-build prints with diverse mechanical and physical properties. Users can create objects featuring both rigid and flexible parts or mix base colors to achieve specific tones. The technology supports over 500,000 color and texture combinations, including Pantone® Validated colors and clear materials that are nearly as transparent as glass. In 2022, we launched PolyJet solutions with 3DFashion™ technology for apparel, followed by FDA-cleared dental parts using TrueDent resin in 2023. In July 2024, we introduced the J5 Digital Anatomy Printer, further enhancing our medical systems offering for improved accessibility in medical care settings.
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
P3. Our P3 resin-based 3D printing technology, acquired through Origin, offers excellent detail, mechanical properties, and throughput for production. We have a strong materials portfolio, including aerospace-grade flame-resistant and biocompatible materials from Forward AM (formerly BASF), Henkel, and Shin-Etsu. The P3 platform supports Preferred, Validated, and Open materials via our Open Materials Library (OML) license, providing access to a wide range of tested and optimized materials. It is software-based, cloud-connected, and uses GrabCAD Print for streamlined workflows. In September 2024, we introduced the next generation of Origin printers - Origin Two, which delivers top-tier accuracy, precision, repeatability, and enhanced reliability and safety. These innovations and our robust materials portfolio will drive adoption among industrial production customers.
SAF. Selective Absorption Fusion (SAF) technology was developed via our joint venture with Xaar plc, Xaar 3D Ltd., which we acquired in 2021. SAF is an industrial-grade additive manufacturing technology designed to deliver production-level throughput for end-use parts. Representing the culmination of more than 10 years of research and development, SAF-based 3D printers can deliver a competitive cost per part with the part quality, consistency, and reliability that ensures satisfaction and high production yield. The SAF technology uses a counter-rotating roller to coat powder bed layers onto a print bed and prints absorber fluid to image the part layers. The imaged layers are fused by passing an infrared lamp over the entire span of the print bed. SAF technology executes these key process steps in the same direction across the print bed to provide a uniform thermal experience - and therefore part consistency - for all printed parts regardless of their placement in the build. H Series™ 3D printers use SAF materials developed by leading third party materials providers, including PA11, which is derived from sustainable castor oil, and PA12, which is stiffer than PA11 and is ideal for applications where rigidity is important. We also plan to develop SAF materials internally as a result our acquisition of Covestro Additive Manufacturing.
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
•Our powder bed fusion (PBF) SAF-based systems, which launched at the end of 2021, expand our total addressable market across multiple segments, including commercial goods (frequent demand for short and medium run production) aerospace, defense, and automotive (production parts at competitive speeds), consumer goods (pre-production parts, short runs, and specialty production), and service bureaus (an excellent high-utilization environment for a wide variety of components).
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

•Integrated solutions offering/ecosystem- We believe our customers are looking for primary partner for polymer additive manufacturing, which we believe we are uniquely able to provide. We provide integrated solutions offering that include compatible products and services that are designed to meet the full gamut of our clients’ needs in an efficient manner, consisting of a broad range of systems, consumables, software and services, including:
◦3D printers;
◦materials;
◦GrabCAD software along with additional advanced software and AI-driven tools that enhance design preparation, workflow automation, and production optimization;
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
•Extensive global reach. With over 140 value added channel partners around the world, we are well positioned to leverage the extensive geographic reach of our marketing, sales and support organization to serve customers and grow awareness of 3D printing for prototyping, design and manufacturing. This level of service and support is becoming an especially critical differentiator as our customers adopt 3D printing for more operationally critical manufacturing applications.
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

Our growth strategy
We are guided by our “North Star” strategy, pursuant to which we are initially focused on providing a complete offering of polymers, which we view as the biggest potential profit pool in the industry, and after which we intend a full expansion into metals. By following this strategy, we expect to build a portfolio that can solve all customer needs related to 3D printing. Our solutions deliver value to every touchpoint across the product lifecycle.
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
The key elements of our strategy for growth include the following:
•Offering a full suite of all five polymer technologies. We offer five best-in-class technologies for every step in the product lifecycle - from concept through manufacturing, alongside the most expansive materials portfolio in the industry. We believe that the proliferation of 3D content, advancements in AM technology platforms and the introduction of improved materials will continue to drive growth in 3D printing. We expect to see that growth result in a major shift towards more manufacturing application solutions as compared to primarily focusing on design and prototyping. We will continue to invest in the identification of new applications (especially manufacturing applications) for which our proprietary printing technologies, software and materials are appropriate. This approach has resulted in the broadest offering of polymer 3D printing solutions in our industry, serving an unequalled array of end markets.
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
•Adding more value through software, both from our partners and ourselves. We offer Industry 4.0-ready systems that include API integration to leading manufacturing software solutions. On the one hand, that makes it easier to add more systems and use them more intensively (“Connect one Stratasys printer- connect them all”) and on the other hand, it enables our obtaining new value from our software partners. Enabling our customers to see the systems and materials usage in real time helps them to enhance our own technological offerings much easier. This enables us to provide our customers with advanced remote features like remote support, predictive support and materials replenishment. That, in turn, generates sales of our integrated solutions.

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
•Possessing an unmatched Go-to-Market infrastructure. We believe our network of over 140 value-adding channel partners is the largest and most experienced in the industry. This is a competitive advantage that we believe is not easily or inexpensively replicated. Our goal is to reach new customers and increase sales to existing customers by leveraging that network and providing access to new solutions that address customers’ specific needs. These solutions include those offered by our Stratasys Direct Manufacturing service. As part of this strategy, we intend to grow awareness of 3D printing solutions for prototyping and manufacturing and to develop industry-specific sales channels as part of our effort to commercialize a broader range of new manufacturing and production applications.
•Having a resilient business model designed to scale as opportunities present themselves. Our corporate and Go-to-Market infrastructures are positioned to effectively absorb, scale and create operating leverage for key opportunities that can complement and grow our leading position in polymers as they arise, all while providing operating leverage to the company. We are also positioned to weather unexpected downturns like the one we have seen from the pandemic, and to scale up during times of growth, capturing market share and increasing revenues, margins, and earnings. We are not dependent on any one client or end market, as evidenced by our not having any one customer with which we are contractually engaged for sale of our products or services that represent greater than 10% of our revenues.
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

Products and services
Our products
We offer a dedicated suite of products for applications such as rapid prototyping (RP), tooling, and manufacturing parts. Our products include 3D printing and post processing systems, consumable materials, software, paid 3D printed parts service, and support services.
Collectively, this portfolio of products offers a broad range of performance options for our customers, depending on their application, the nature and size of the designs, prototypes, and/or final parts desired. Our products are available at a variety of different price points and include entry-level industrial 3D printers, a range of mid-systems for prototyping and end use parts production, and large production systems for additive manufacturing at scale. We also offer a range of 3D printing materials (as described under “Consumable materials” below). The performance of our different systems varies in terms of capabilities, which are related to the following features:
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
Our 3D printing systems, which are based on our proprietary FDM-(Fused Deposition Modeling), PolyJet, P3, SAF and stereolithography technologies, are described below:
FDM printers
Stratasys’ market-leading FDM portfolio of printers have exceeded a milestone of 35,000 installed printers. FDM printers are designed to meet a wide range of applications, from prototyping to manufacturing tools, to production parts. The F170, F370, F770, F190CR and F370CR models, are designed to meet end-to-end prototyping and jigs & fixtures applications mainly. Where as other larger scale printers like Fortus 450mc, F900 and F3300 models, largely suit the production of end parts as well as higher requirement jigs & fixtures, and tooling.
The F Series printers enable prototypes that range from rapid, economically-effective concept verification models in PLA material/ fast-draft mode, to advanced design validation prototypes using a 0.005-inch slice resolution and soluble support for unmatched precision, repeatability and aesthetics. The F Series product line allows users to create parts in PLA, ABS plus, ASA, TPU, ABS-ESD, Diran and PC-ABS materials, which parts therefore possess the strength required for true form, fit and functional testing. The F Series printers are designed to enable ease of use and maintenance while offering an easy-to-use, yet rich user experience with GrabCAD Print software. In 2022, we introduced the composite ready F190CR and F370CR hardened printers that can print Nylon 10CF. These new printers meet customer demand for manufacturing floor jigs, fixtures and tooling with a higher performance composite material. In 2024, we premiered the F3300, which established a new standard in FDM industrial 3D printing, with up to twice the speed and throughput of standard fused deposition modeling 3D printers. We have been shipping orders of the F3300 to leading companies in the automotive, aerospace and defense industries, along with commercial and industrial manufacturers.
The Stratasys Fortus 450mc 3D printer builds high-performance parts in customary materials, but with advanced complexity higher requirements needed for current-day production manufacturers. Fortus 450mc printer has carbon filled composites for functional prototypes, production parts and rugged tooling. Additionally, an acceleration of material development-of Validated Materials-has significantly expanded the application set. Furthermore, an option to license the Stratasys OpenAM™ parameter generator allows users to unlock and tune new custom materials. These systems are run via easy-to-use interfaces and software controls, making them user-friendly in producing complex parts more efficiently.
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
PolyJet printers
Our PolyJet technology-based, high-end printing systems offer the ability to print multiple materials including color printing in a single part build. The Stratasys J8 Series printers break restrictive technology barriers, enabling customers to print eight different materials at the same time with more than 500,000 different color shades and textures, including Pantone® Validated colors, and multiple material properties— ranging from rigid to flexible, and opaque to transparent. They also 3D-print concept and functional models twice as fast as our previous generation printers, supported by a low-cost DraftGrey material. The J8 Series 3D printers support KeyShot 3D rendering software, enabling designers to save KeyShot designs directly in the new 3MF format and produce 3D printed models in a single day, when traditional modeling can take one-to-three weeks.
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
Another industry-specific version of the J8 series is the Stratasys J850 Digital Anatomy™ printer that helps medical device companies optimize design throughout the product lifecycle. It 3D-prints with GelMatrix™ resin, TissueMatrix™ resin and BoneMatrix™ resin— three advanced materials which, when combined, form over 100 new, unique digital materials to suit anatomical applications. These materials, when used for 3D printing, produce medical models and anatomies that achieve a true-to-life feel and response. This includes both soft tissues, including organs and blood vessels as small as 1mm in diameter, as well as porous bone structures, fibrotic tissues, and ligaments. Recently, we released an additional unique software tool to our medical offering, the Digital Anatomy Creator, allowing seamless creation of different anatomical structures by customizing specific bio-mechanical properties and color using the available materials. This is an advanced differentiated extension of our GrabCAD software for medical users.
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
Stereolithography printers
Our Neo® range of industrial stereolithography (SLA) 3D printers is renowned for delivering superior surface quality, accuracy, and detail. Ideal for large format and high yield volume applications from prototyping to tooling and master patterns, Neo printers utilize dynamic laser beam technology to ensure exceptional part accuracy and low variability across the entire platform. The Neo range of printers provides a significant build area in a small footprint, with simple day-to-day operation.
The latest of the Neo range, the Neo800+ printer, delivers exceptional speed and performance, producing injection mold-quality parts up to 50% faster than the Neo800 printer. Both the Neo800+ and Neo800 printers offer our largest build volume at 31.5 x 31.5 x 23.6 in., while the Neo450s printer addresses customer needs for smaller printers, at 17.72 x 17.72 x 15.75 in. Designed with an open resin system, the Neo series can run the most technically advanced SLA materials, including the Somos® resin range. The versatility enables applications requiring specialized properties such as chemical resistance, heat tolerance, flexibility, durability, and optical clarity.
All Neo printers are Industry 4.0-ready, powered by Titanium™ control software. This platform offers an expansive suite of capabilities—including an onboard camera, advanced reporting tools, and mid-build parameter customization—representing just a few of the features designed to maximize user control. Exclusive to the Neo800+, ScanControl+ further optimizes speed and precision, while LayerControl+ uses intelligent automation to adjust layer delay times based on build data for improved thermal regulation.

Origin P3 printers
The Origin® 3D printers use P3™ (Programmable PhotoPolymerization) technology to precisely control light, heat, and force, among other variables, to produce parts with exceptional accuracy and consistency. We engage with a network of materials partners (like BASF, Henkel , Evonik, and Arkema), who work to develop a wide range of commercial-grade materials for this P3 system, resulting in some of the toughest and most resilient materials in additive manufacturing, as well as materials dedicated to specific applications that meet different industries’ standards, such as silicon. The Origin One printer and the range of available materials offer best-in-class printing technology based on digital light processing for production-oriented polymer applications and accelerates our expansion into mass production additive manufacturing. In 2024, we introduced the Origin Two printer that provides higher repeatability, accuracy, and consistency for parts production with a simplified printing workflow. Origin Two matches injection molding precision, unavailable with other resin 3D printers, enabling short production runs and on-demand manufacturing for applications that require superior quality and high part performance.
SAF printers
At the end of 2021, we began shipping the first SAF technology-based 3D printer, the H350, in the U.S. and Europe. Throughout 2023, we shipped the H350 printer to wider territories, including Asia, Israel and New Zealand H Series™ Production Platform printers such as the H350 are designed to give manufacturers production consistency, a competitive and predictable cost per part, and complete production control for volumes of thousands of parts. The H350 printer itself was manufactured with a dozen different 3D printed parts made with SAF technology. The printer is designed to meet the needs of customers in industries such as commercial goods, automotive, and consumer goods and electronics that benefit from the ability to quickly produce large volumes of 3D-printed parts with compelling and predictable economics. The H350 provides several control features designed to ensure the system is production-ready. All build data is logged for process traceability and remains fully under the customer’s control. Materials can be controlled, tracked and traced, and print settings can be fine-tuned for each customer’s needs. We offer customers validated third-party materials, including PA11 and PA12. We announced GrabCAD Print software for the H350 in late 2021.
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

Consumable materials
We sell a broad range of Stratasys proprietary 3D printing materials, consisting of over 70 FDM spool-based filament materials, 50 PolyJet cartridge-based resin materials, five hybrid photopolymer resins for SL and DLP, and four powder materials for PBF. These materials (only PolyJet) yield a large variety of digital materials that reflect over 500,000 color variations, transparency, opacity and flexibility levels, for use in PolyJet 3D printers and provide our customers with all the tools needed to meet their broad application needs. Various of our printing materials are validated or certified in accordance with internationally-recognized standards. The sale of these materials provides us with a recurring revenue stream from users of our 3D printers and production systems. In addition, in 2021, we announced a new hybrid ecosystem model for materials which also enables sales of differentiated 3rd party materials for use in Stratasys systems as well. This Stratasys Material Ecosystem is designed to enable manufacturing customers to address new applications with demanding requirements through accelerated access to leading industry materials. The ecosystem includes the following material categories:
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
Stereolithography materials
Our stereolithography materials came to us from our acquisition of the Covestro Additive Manufacturing SOMOS™ portfolio, which closed in early April 2023. These hybrid epoxy-acrylate materials offer a variety of functional prototyping solutions, by delivering flexible, durable, rigid, high temperature or clear properties, to simulate production-targeted polymers.
Additionally, several materials can be utilized for manufacturing applications, such as jigs and fixtures, investment casting, injection mold or composite tooling applications.
This range of materials enables us to offer a range of solutions, from concept modeling and prototyping, to manufacturing. In addition, we hold a leading patent position in the industry as a result of this portfolio.
Other Stratasys materials
Beyond this extensive breadth of materials for our technology platforms, we also have the capability to supply materials for non-Stratasys platforms.
We sell a broad range of additive manufacturing materials for non-Stratasys 3D printing systems through the iAM Marketplace™, our technology-neutral materials platform. These materials are offered under the iSQUARED, ForwardAM and Addigy brands, which were acquired as part of prior acquisitions. They are compatible with a wide variety of open and third-party additive manufacturing systems and support filament-based, powder-based and photopolymer-based technologies. The sale of these materials provides a recurring revenue stream independent of Stratasys hardware installations and allows customers to access a broad portfolio of industrial-grade materials for diverse applications.
The materials we sell for non-Stratasys systems are described below:
Filament materials
The filament materials offered for FDM and FFF printers consist of standard, engineering-grade and high-performance polymers, fiber-reinforced and flexible materials, as well as support filaments. They are designed to enable applications ranging from concept modeling and functional prototyping to tooling and end-use parts. The wide selection allows users to match materials’ performance to the specific requirements of their application.

Powder materials
Our powder materials are used in polymer powder-based additive manufacturing technologies, including selective laser sintering, multi-jet fusion and related processes. The portfolio includes polyamide-based powders, polypropylene and elastomeric materials, supporting both prototyping and production applications.
Photopolymer materials
Our photopolymer materials consist of liquid resins for stereolithography, digital light processing and LCD-based printing systems. They provide a range of physical and visual properties, including rigid, flexible and engineering-grade characteristics, and enable the production of parts with high feature detail and surface quality.
In addition to our standard portfolio, we support customized material development for non-Stratasys systems to meet specific customer requirements. This capability allows customers to develop materials optimized for particular applications, mechanical properties, or production environments, enhancing the flexibility and utility of our non-proprietary materials offering. Overall, this range of consumables enables customers to access a broad spectrum of application-ready materials, supporting additive manufacturing workflows across heterogeneous hardware while providing consistency, performance, and choice.
Third-party materials partnerships
Further augmenting the Stratasys materials portfolio described above, we have developed an ecosystem of third-party materials partnerships. Today, these partnerships include the top materials companies in the AM industry, such as BASF, Henkel, Arkema, ALM, Kimya and more. Not only do these partnerships provide our customers with expanded application potential from the validated materials they offer, but they also provide us the opportunity to speed materials innovation through targeted collaboration.
Software
Software is an integral part of our solutions-based, go-to-market strategy. Built on cloud, desktop and mobile technologies, the GrabCAD Additive Manufacturing Platform is an open and enterprise-ready software platform that enables manufacturers to manage production-scale additive manufacturing operations. Stratasys’ platform is specifically designed for the unique needs of additive manufacturing across the entire digital thread - from design through production - while also integrating with Industry 4.0 infrastructure and enterprise applications. As of February 2026, the platform consists of more than 40,500 application users, 16,000 3D printers, and over 6,300 workflow users. The platform processes 35 gigabytes of data streams per day. Several components are included in the platform:
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
On top of GrabCAD Print, we also offer GrabCAD Print Pro. This is a package of new features and tools that extend the capabilities of GrabCAD Print Standard and are focused on improving accuracy and saving time for professional users. It includes features like: Accuracy center, labeling, automation, costing, split and repair.
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
The GrabCAD Software Partner Program is available to Independent Software Vendors (ISVs) wishing to integrate into the GrabCAD AM Platform. The GrabCAD Software Partner Program makes up a robust ecosystem of software partners in Additive Manufacturing powered by Stratasys. Stratasys provides access to the GrabCAD SDK- a complete set of developer tools to support system integration as well as support.
The GrabCAD Community is an online community of over 15 million professional engineers, designers, manufacturers and students who share best practices via tutorials, discussion forums, design/print challenges and 3D content.
Our software is available in nine languages to promote usage in the regions worldwide in which we operate.
Online Community
GrabCAD Community
We operate the GrabCAD Community for mechanical engineers, designers, manufacturers and students where members can share best practices via tutorials, discussion forums, and design/print challenges. This community had more than 16 million members and over six million CAD files available for free download as of the end of 2025.

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
Stratasys Direct Manufacturing on-demand parts manufacturing service
Stratasys Direct Manufacturing is a contract manufacturing service provider of parts on-demand via polymer 3D printing processes. With over 30 years of experience, Stratasys Direct provides rapid prototyping and production parts using the broadest set of polymer additive technologies of any service bureau in North America and backed by experts ready for the most complex projects. Our digital factories are ISO 9001 certified, with AS9100 and ISO 13485 certifications supporting aerospace and medical end-use part production, respectively. With Stratasys Direct, customers can quickly design, innovate and meet demands of any complexity or scale by accessing the right expertise, industrial-grade 3D printing technologies, and materials without the capital expense. Stratasys Direct pioneered additive manufacturing production applications and specializes in guiding customers from concept development and prototyping through short-run production and long-term manufacturing. Stratasys and Stratasys Direct work together to help Stratasys customers meet their needs with infinite manufacturing capacity or access to technologies or material they do not have in-house.
Stratasys Direct Manufacturing also operates a manufacturing ecommerce platform for quick-turn parts, offering free shipping and expedite/economy delivery options, which enables its customers to obtain quotes and order parts around the clock, seven days a week.

Customers
We have a diverse set of customers worldwide, including, among other prominent companies: General Motors; Toyota; BAE Systems; Boeing; Blue Origin, the U.S. Military and the Mayo Clinic. No single customer or group of affiliated customers nor any individual sales agent or group of affiliated sales agents accounted for more than 10% of our sales in 2025, 2024, or 2023. Our solutions are used across a wide array of applications in a variety of different industries.
Marketing, sales and distribution
Marketing
Our marketing strategies are tailored to achieve several key objectives. These include raising awareness of our brand and offering and establishing thought leadership in manufacturing and key relevant spaces for AM industry and our solutions and product areas. We also aim to build our brand leadership across multiple industries, including automotive, aerospace, defense, medical, dental, fashion, education, and consumer goods. Furthermore, we are committed to expediting and enhancing sales growth while enhancing customer loyalty and lifetime value.
To attain these goals, we execute a multichannel approach that encompasses thought leadership and PR initiatives, digital campaigns, full funnel buyer journeys on our website and our marketing automation eco-system, events and impactful product launches. Integrated campaigns serve to deepen connections with our existing customer base while expanding our reach to attract new clients. This approach stimulates demand and generates leads and opportunities across our strategic markets, encompassing both our direct operations and our extensive network of resellers.
Our marketing arsenal combines inbound and outbound strategies for maximum impact. Inbound tactics leverage digital platforms, including blogs, social media, search engine optimization (SEO), search engine marketing (SEM), email marketing, engaging webinars and assets to nurture leads. On the outbound front, we deploy digital communication campaigns, execute public relations efforts, use sales representatives with direct outreach, host virtual and in-person tradeshows and roadshows, and orchestrate thought leadership events. We maintain an active presence in newsletters, industry associations, and leverage referrals to bolster our engagement.
Additionally, our regional offices across the globe house state-of-the-art product and technology demonstration facilities, reinforcing our commitment to showcasing our solutions effectively.
Our resellers are integral to our success, and we support their growth by providing essential marketing tools, trainings and content. We offer a comprehensive suite of marketing resources, including brochures and product guides, “campaign in a box” kits and extend co-marketing opportunities to enhance their visibility and drive pipeline. To ensure their competence in marketing and selling our products, we offer training and education programs.
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
We believe that this strong geographic distribution of our sales organization, along with our manufacturing capabilities in various locations (as described below under “Manufacturing and suppliers— Manufacturing”) could positively impact our business. Given the increased tariff rates and reciprocal tariffs imposed by the U.S. administration and other countries (as described above under “Item 3.D. Risk Factors— Risks related to our business and financial condition— Import tariffs, taxes, customs duties and other trading regulations…”), our ability to manufacture and distribute our products in the countries and regions in which our customers are located, without becoming subject to those tariffs, could be a competitive advantage for us. In particular, we manufacture most of our industrial solutions in the U.S. (at our Minnesota facilities), which should enable us to minimize tariffs when selling those solutions to the U.S. market, which is our largest single market. The capability of our solutions being produced near our customers should benefit our customers from a tax perspective on a global basis, by reducing excess multi-jurisdictional taxation.

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
Upon completion of the assembly of our 3D printing and production FDM, PolyJet, SLA and DLP systems, we perform complete power up and final quality tests to help ensure the quality of those products before shipment to customers. The final quality tests must be run error-free before the FDM, PolyJet, SLA and DLP systems can be cleared for shipment. We maintain a history log of all FDM, PolyJet, SLA and DLP products that shows revision level configuration and a complete history during the manufacturing and test process. All identified issues on the FDM, PolyJet, SLA and DLP systems during the manufacturing process are logged, tracked and used to make continuous production process improvements. The commonality of designs among our different FDM, PolyJet, SLA and DLP product families eases the transition to manufacturing new designs.
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
Research and development
We maintain an ongoing program of research and development, or R&D, to develop new systems and materials and to enhance our existing product lines, as well as to improve and expand the capabilities of our systems and related software and materials. This includes significant technology platform developments for our FDM, PolyJet, P3, SAF and SLA technologies, our AM systems, including our integrated software, our family of proprietary acrylic-based photopolymer materials for PolyJet, SL and P3 technologies, and our family of proprietary thermoplastic materials for FDM printing. Our research aims to develop both incremental and disruptive improvements, as well as more affordable products. Our engineering development efforts also focus on customer requested enhancements, and development of new modeling processes, software and user applications. In particular, we have devoted significant time and resources to the development of a universally compatible and user-friendly software system.

Our R&D department is divided into groups based on scientific disciplines and product lines. We continue to standardize our product platforms, leveraging each new design so that it will result in multiple product offerings that are developed faster and at reduced expense.
We invest a significant amount of our resources in R&D, because we believe that superior technology is a key to maintaining a leading market position. Our net R&D expenses were approximately $77.3 million, $99.1 million and $94.4 million in the years ended December 31, 2025, 2024 and 2023, respectively. Our consumable materials development and production operations for our FDM, PolyJet, P3, SLA and SAF systems are located at our facilities in Eden Prairie, Minnesota; Rehovot, Israel; Kiryat Gat, Israel; Elgin, Illinois; Geleen, Netherlands; and Lengwil, Switzerland. We regard the consumable materials formulation and manufacturing process as a trade secret and hold patent claims related to these products. We purchase and formulate raw materials for our consumables production from various polymer resin and thermoplastic materials suppliers with different levels of processing and value-add applied to the raw materials.
Intellectual property
We consider our proprietary technology to be important to the development, manufacture, and sale of our products and seek to protect such technology through a combination of patents, trade secrets, and confidentiality agreements and other contractual arrangements with our employees, consultants, customers and others. All patents and patent applications for additive manufacturing processes and apparatuses associated with our technology were assigned to us by those inventors. The principal granted patents relate to our FDM systems, our PolyJet technologies, our 3D printing processes and our consumables, certain of which have already expired and certain of which have expiration dates ranging from 2026 to 2044.
We are also a party to various licenses and other arrangements that allow us to practice and improve our technology including a patent license agreement with Cornell University providing access to certain tool changer patents.
In addition, we own certain registered trademarks and make use of a number of additional registered and unregistered trademarks, including “Stratasys”, the Stratasys Signet logo, “Objet”, “PolyJet”, “Connex”, “J8 Series”, “J850”, “J826”, “J750”, “J700”, “J5”, “J35”, “J55”, “Vero”, “VeroFlex,” “VeroEco”, “VeroUltra”, “VeroVivid”, “Tango”, “Durus”, “Rigur”, “Elastico”, “Digital ABS”, “TrueDent”, “TrueDent-D”, “PolyJet ToughONE”, “ProBleacher”, “ProSurface”, “FDM”, “Fortus”, “F123 Series”, “F370”, “F900”, “F770”, “F3300”, “Fortus 450mc”, “Insight”, “Antero”, “Diran”, “XTEND”, “Origin”, “Origin One”, “P3”, “Stratasys Direct Manufacturing”, “Stratasys Direct”, “GrabCAD”, “GrabCAD Community”, “GrabCAD Print”, “GrabCAD Print Pro”, “GrabCAD Shop”, “GrabCAD Streamline”, “OpenAM”, “ProtectAM”, “DentaJet”, “Medijet”, “Digital Anatomy”, “TissueMatrix”, “GelMatrix”, “BoneMatrix”, “RadioMatrix”, “3DFashion”, “TechStyle”, “FabriX”, “Neo”, “Neo800”, “Neo450”, “Titanium”, “Titanium Assistant”, “H350”, “H Series”, “SAF”, “Big Wave”, “Selective Absorption Fusion”, “PowderEase”, “ReLife”, “Somos”, “WaterClear”, “WaterShed”, “PerFORM”, “WeatherX”, “Addigy”, “RapidQuotes”, “Mindful Manufacturing”, “AccelerateAM”, “iAM Marketplace”, “iSQUARED”, “ForwardAM”, “Ultracur3D”, “UltraFuse” and “UltraSint”.
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

Please see the risk factor related to the expiration of our patents in “Item 3.D. Risk Factors— Risks related to our intellectual property.”
Competition
Our principal competitors consist of other developers of additive manufacturing systems as well as other companies that use fused deposition modeling or inkjet-based or vat polymerization or digital light processing (DLP) or power bed fusion technologies to compete in additive manufacturing.
The companies that offer these technologies to compete with us include, inter alia, 3D Systems Corporation, EOS GmbH, HP, Carbon, Inc., Formlabs, and Nano.
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
Global operations
We have offices in, among other locations, Brazil, China, Germany, Hong Kong, Israel, Japan, Korea, India, Mexico, the United Kingdom and the United States, and organize our operations by geographic region, focusing upon the following key regions: the Americas; Europe and Asia Pacific. Our products are distributed in each of these regions, as well as in other parts of the world. Our customers are dispersed geographically, and we are not reliant on any single country or region for most of our product sales and services revenues, although 59.7% of our 2025 revenues were generated in the Americas and our Stratasys Direct Manufacturing printed parts services are primarily based in the United States and therefore reliant on United States customers. A breakdown of our consolidated revenues by geographic markets and by categories of operations (that is system, consumables and services) for the years ended December 31, 2025, 2024 and 2023 is provided in “Item 5.A. Operating and Financial Review and Prospects— Operating Results.” In maintaining global operations, our business is exposed to risks inherent in such operations, including currency fluctuations, market conditions, and inflation in the primary locations in which our operating expenditures are incurred. Information on currency exchange risk, market risk, and inflationary risk appears elsewhere in this annual report in “Item 3.D. Risk Factors” and in “Item 11. Quantitative and Qualitative Disclosure About Market Risk— Foreign Currency Exchange Risk”.
Employees
The total number of our full-time equivalent employees, and the distribution of our employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2025, 2024 and 2023, are set forth in this annual report in “Item 6.D. Directors, Senior Management and Employees— Employees”.
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

•Israeli tax regulations, as described under “Israeli Tax Considerations and Government Programs” below;
•CE regulations for the European market; and
•medical device regulations, such as the U.S. FDA Code of Federal Regulations.
Environmental, Social, and Governance (ESG) and Sustainability
At Stratasys, we recognize the significant role Additive Manufacturing plays in shaping a more sustainable, resilient, and responsible industrial future. Guided by our Mindful Manufacturing™ strategy, we integrate ESG principles into our business to manage environmental impacts, advance responsible innovation, and create long-term value for our stakeholders.
In 2025, we marked an important milestone with the publication of our Fourth Sustainability report, prepared in accordance with the Global Reporting Initiative (GRI) Standards, with references applicable to Sustainability Accounting Standards Board (SASB) standards for the hardware sector (TC-HW). This is a reflection of our continued progress in embedding sustainability across our operations, products, and value chain. This report builds on the momentum of prior years and reinforces our commitment to transparency, accountability, and continuous improvement.
As further affirmation of our sustainability roadmap, we maintained our EcoVadis Silver rating in 2025, placing Stratasys in the top 15% of companies assessed globally. This recognition reflects the strength of our policies, governance, and performance across environmental stewardship, ethics, labor and human rights, and sustainable procurement.
Environment
In 2025, we continued to advance our environmental strategy with a focus on greenhouse gas (GHG) emissions reduction, renewable energy adoption, and responsible resource management across our global footprint. As part of our fourth Sustainability Report, we disclosed a comprehensive GHG emissions inventory across Scopes 1, 2, and—for the first time—Scope 3 categories, wholly comprehensive year-over-year analysis, as relevant to our sector, enhancing transparency across our value chain. We further strengthened our environmental management framework by extending ISO 14001 certification to our EMEA headquarters, SMACS manufacturing site and our new ARCH headquarters, reinforcing consistent environmental controls and continuous improvement across regions.
Circularity and waste reduction remain central to our environmental approach. Our SAF ReLife™ Solution continued to scale in 2025, supporting material reuse and lifecycle extension while reducing waste sent to landfill. These efforts are complemented by software enhancements to GrabCAD® Print and GrabCAD Print Pro™, including expanded carbon emissions estimation capabilities, that enable customers to better understand and manage the environmental impact of their additive manufacturing operations. By integrating sustainability insights directly into production workflows, we help customers decarbonize manufacturing while maintaining performance and productivity.

Social
Our people and communities are foundational to our success. In 2025, we continued to invest in employee development, inclusion, and wellbeing, building on strong programs introduced in prior years. We expanded access to learning and professional development opportunities, strengthened our global approach to diversity, equity, inclusion, and belonging, and maintained a strong focus on employee engagement and retention.
Employee health and safety remain a top priority. In 2025, we expanded ISO 45001 certification to our EMEA headquarters, SMACS manufacturing site and our new ARCH headquarter and further embedded our global Environmental, Health, and Safety (EHS) management system. This system enables proactive risk management, regulatory compliance, and continuous improvement in workplace safety across our global operations.
Our Customer First philosophy extends beyond products and services. In 2025, we continued to broaden our community impact initiatives, supporting programs in education, healthcare, and disaster relief. These efforts reflect our commitment to creating shared value and contributing positively to the communities in which we operate.
Governance
Strong governance underpins our approach to sustainability, risk management, and ethical business conduct. Stratasys operates under a comprehensive Code of Conduct that applies globally and reflects our core values of integrity, accountability, and respect. These standards extend throughout our value chain via our Supplier Code of Conduct, which sets clear expectations for ethical behavior, environmental responsibility, labor practices, and human rights.
In 2025, we further enhanced supplier sustainability governance, creating dialogue with suppliers and assessing them according to ESG parameters. These efforts strengthen supply chain resilience, support responsible sourcing, and align with our broader ESG risk management framework.
We also maintain ongoing leadership oversight of sustainability under the guidance of S. Scott Crump— Stratasys co-founder, long-standing director, and inventor of FDM® technology— as ESG & Climate Champion on the Board of Directors. This role strengthens Board-level engagement and underscores the strategic importance of ESG and climate considerations for our long-term growth.
Stakeholder engagement remains central to our governance approach. We continue to align our disclosures with leading international ESG reporting standards and provide transparent reporting on our goals, progress, and impacts through regular sustainability reporting.
Through innovation, collaboration, and responsible business practices, Stratasys seeks to set a benchmark for sustainability in the Additive Manufacturing industry. We collaborate with customers, suppliers, industry partners, employees, and investors, to continue to advance sustainability across the AM ecosystem. At the same time, we sustain a relevant, credible and effective ESG strategy, with measurable outcomes and environmental benefits. Guided by our Mindful Manufacturing™ philosophy, we aim to 3D Print a Better Tomorrow™, integrating ESG principles into the technologies and solutions that help our customers and communities thrive.
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
A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend (or deemed dividend, as described below) out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company each year, as explained above.
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
The extent of the tax benefits available under the 2005 Amendment for qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location within Israel of the Beneficiary Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above.
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
In 2021, we gave notice to the Israeli tax authorities that we waived the Approved / Beneficiary Enterprise regime starting from tax year 2021.
Tax incentives programs which may be relevant for the Company starting from financial year 2021
Tax benefits under the 2011 Amendment that became effective on January 1, 2011
The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity, or (ii) a limited partnership that: (a) was registered under the Israeli Partnerships Ordinance and; (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise was located in a certain development zone, in which case the rate was 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for Preferred Enterprise which is located in a certain development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone. Since January 1, 2017, the definition for “Special Preferred Enterprise” includes less stringent conditions.
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
We have examined the possible effect, if any, of these provisions of the 2011 Amendment on our financial statements and decided not to opt to apply the benefits under the 2011 Amendment.
Tax benefits under the 2017 Amendment that became effective on January 1, 2017
The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and was effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.
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
In 2021, we provided notice to the Israeli tax authorities that we waived the Approved / Beneficiary Enterprise regime starting from tax year 2021. We also considered our qualification for the 2017 amendment and the term and degree to which we may be qualified as a Preferred Technology Enterprise or Special Preferred Technology Enterprise.
Tax benefits under 2021 Amendments
On November 15, 2021, the Investment Law was amended to reduce the ability of companies to retain the tax-exempt profits. Effective August 15, 2021, dividend distributions (or deemed distribution, as described below), will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits (as defined below).
In parallel to the above amendment, the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax on the distribution or release within a year from such amendment of tax-exempt profits derived by Approved and Benefited Enterprises, which we refer to as Exempt Profits (the “Temporary Provision”). The amount of the reduced tax will be determined based on a formula. In order to qualify for the reduction, we must invest certain amounts in productive assets and research and development in Israel.
Following an Israeli district court ruling (which is subject to deliberation of the Supreme Court), certain transactions (such as acquisitions and intercompany loans) may be treated as deemed dividend distributions for the purpose of the Encouragement Law triggering corporate tax on the respective amount of the transaction.
On November 13, 2022, according to the Temporary Provision, we released an amount of approximately $44.8 million out of our Exempt Profits and accordingly paid reduced tax of approximately $2.9 million. We operate as required by the provisions of the Temporary Provision to qualify for the reduced tax rate.
As of December 31, 2025, we had accumulated tax-exempt income of approximately $179.2 million that is attributable to our various Approved and Beneficiary Enterprise programs. If such tax-exempt income were to be distributed, it would be taxed at the reduced corporate tax rates applicable to such income, which would have amounted to approximately $17.9 million of tax liability as of December 31, 2025.
Pillar Two Taxation
The Organization for Economic Cooperation & Development (OECD) introduced Base Erosion and Profit Shifting, or BEPS, Pillar Two rules that impose a global minimum tax rate of 15% for large multinational corporations. On December 12, 2022, the EU Council announced that EU member states had reached an agreement to implement the minimum taxation component of 15% of the OECD’s reform of international taxation. Nearly 60 jurisdictions have enacted Pillar Two rules, with many having become effective in 2024. The OECD continues to release additional guidance and we are monitoring the new rules and country agreements. The Israeli Ministry of Finance published on October 5, 2025 a draft bill to implement the principles of the OECD’s Pillar Two. Even if adopted, Israel intends at this stage to apply only the Qualified Domestic Minimum Top-up Tax mechanism, starting in 2026. The two other main taxation mechanisms of Pillar Two– the Income Inclusion Rule and the Under Taxed Profits Rule– will be reconsidered in the future but are not part of the existing draft bill. We are currently evaluating the potential impact of this development on our consolidated financial statements and related disclosures and do not expect Pillar Two to have a material impact on our effective tax rate or consolidated financial statements in the foreseeable future.
C.Organizational Structure.
Our corporate structure includes Stratasys Ltd., our Israeli parent company, and the following primary, active, wholly-owned subsidiary entities:
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
•Stratasys GmbH, a German limited liability company, which together with other subsidiaries (including AM Marketplace GmbH, an indirect, fully owned German subsidiary, and Stratasys UK Distribution Ltd., a fully owned UK subsidiary) carries out our European operations;
•Stratasys Solutions Ltd., a UK company, holding directly and indirectly all European group entities and being active in software business;
•Stratasys Latin America Representacao De Equipamentos Ltd., a Brazilian subsidiary, which carries out our Brazilian operations; and
•Stratasys Mexico, S.A. de C.V., a Mexican subsidiary company, which carries out our operations in Mexico.
We also own a 46.5% interest in Ultimaker, which includes the operations of our former subsidiary, MakerBot, and which offers a comprehensive solution set of hardware, software and materials for Desktop 3D printing.
Please see the list of subsidiaries appended to this annual report as Exhibit 8 for a complete list of our subsidiaries as of the date of this annual report.
D.Property, Plants and Equipment.
We have dual headquarters, in Minnetonka, Minnesota and Rehovot, Israel.
We have phased out our former Eden Prairie, Minnesota headquarters (previously known as NASH) and transitioned into our new long-term lease for our US campus in Minnetonka Minnesota. The new campus is comprised of two adjacent buildings. One of the buildings has six stories and serves as our Americas Regional Corporate Headquarters, or ARCH, and contains 164,951 square feet -- mainly executive offices and labs. The second building is a one-floor, heavy duty building (known as ARCH 2) of 18,568 square feet. The new campus will serve the following purposes: system assembly, inventory storage, operations and sales support; manufacturing for one of our Stratasys Direct Manufacturing paid parts service locations; research and development, administrative, marketing and sales activities. We had initially relocated to our new campus at the end of 2024, when we vacated our NASH location in Eden Prairie (81,546 square feet). Out of three additional owned sites in Eden Prairie (Wallace, Edenvale, and
SMACS) that were part of our former headquarters, we have moved operations from two of them, Wallace and Edenvale, to the new campus in Minnetonka, which move was completed during the second half of 2025. We also completed the sale of the Wallace facility on December 31, 2025. We have placed Edenvale on the market for sale or lease. We continue to utilize SMACS for our production facility in its existing location in Eden Prairie.
Our building complex in Rehovot, Israel, which contains two buildings, is situated on a property that we purchased in 2015 and encompasses approximately 284,713 square feet. It houses our Israeli headquarters, research and development facilities and certain marketing activities. We entered the first building in January 2017 and the second building in May 2021.
As of December 31, 2025, we lease office space (except with respect to our Edenvale and SMACS sites at our former headquarters facilities in Eden Prairie, our Rehovot, Israel and Kiryat Gat, Israel facilities, and our Germany facility, where we own the property) for various purposes, as set forth in the table below. Unless otherwise stated, all of our facilities are fully utilized. Our material tangible fixed assets include, among other things, the properties listed below:

Location:	Primary Usage:	Area (Sq. Feet)
Americas:
Minnetonka, MN	New U.S. headquarters	183,519
Eden Prairie, MN	Former U.S. headquarters (currently SMACS & Edenvale)	183,386
Valencia, California	Offices and warehouses	3,035
Belton, Texas	Offices and warehouses	39,680
Plymouth, Minnesota	Warehouse	168,100
Other facilities in Americas		89,431
Europe and the Middle East
Rehovot, Israel	Israeli headquarters	284,713[1]
Kiryat Gat, Israel	Factories and warehouse	126,617[2]
Rheinmunster, Germany	Europe main office	55,027
United Kingdom	Manufacturing, offices and lab space	35,171
Other facilities in EMEA	Offices and lab space	27,523
Asia Pacific
Hong Kong	Asia Pacific main office	5,494
Japan	Sales office	13,109
China	Sales office	10,600
Other facilities in Asia Pacific	Office space	13,454
ITEM 4A. UNRESOLVED STAFF COMMENTS.
None.
1 This square footage includes the area of the two buildings of our new Israel headquarters in Rehovot, Israel. The second of those buildings was inhabited by us in May 2021, of which 106,181 square feet was leased by us to several third parties under a long-term lease.
2 Our lease of the production site in Kiryat-Gat, Israel is planned to be terminated during the second half of 2026 and the activities from that site will be consolidated into our SMACS site in Eden Prairie to improve efficiency and reduce costs.

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
A. Operating Results
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
Our approximately 2,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Our products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. Our 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production. By the end of 2025, we estimate that we derived over 37.5% of our revenues from manufacturing solutions.
A series of acquisitions and other transactions in the last several years has strengthened our leadership in various facets of our business, and has added incremental growth engines to our platform. In December 2020, we entered the market of manufacturing of end-use parts via our acquisition of Origin Laboratories, Inc. and its P3 Programmable PhotoPolymerization technology. Since the first quarter of 2021, we are a provider of industrial stereolithography 3D printers and solutions, and in November 2021, we accelerated our growth in production-scale 3D printing by acquiring the remaining shares of Xaar 3D not then held by us. In September 2022, we improved our competitive stance in the desktop 3D printing segment, disposing of our interest in MakerBot and acquiring instead an approximate 46.5% stake in Ultimaker, a new entity with a broad technology offering and a large scale within that segment. As a result of an October 2022 asset acquisition, we have fully integrated a cloud-based software solution into our GrabCAD® Additive Manufacturing Platform, thereby enabling us to better compete for manufacturing customers for their end-use parts production. In April 2023, we strengthened our portfolio of 3D printing materials by acquiring Covestro and its resins, which are compatible with our Origin P3™, Neo® stereolithography, and H350™ printers. As part of that acquisition, we also significantly expanded our IP portfolio, obtaining ownership over hundreds of patents and pending patents that were held by Covestro. Our materials portfolio was similarly bolstered in May 2025 when we acquired key assets and operations of Forward AM Technologies GmbH, formerly a prominent additive manufacturing materials brand, particularly enhancing our Selective Absorption Fusion (SAF) and Digital Light Processing (DLP) portfolios. Our acquisition in June 2025 of a collection of assets, including the IP portfolio, of Nexa3D, added its lineup of high-speed resin 3D printers to our systems offerings. We have furthermore effected, and expect to continue to effect, smaller acquisitions and investments in other companies from time to time to support execution of our strategy.

Recent Developments
Share Repurchase Plan
On September 16, 2024, we announced that our board of directors had authorized a program for our repurchase of up to $50 million of our ordinary shares from time to time.
Under the share repurchase program, we may affect repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the Exchange Act. We may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of our ordinary shares under the board authorization.
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
During the year ended December 31, 2024 we repurchased 266 thousand ordinary shares for approximately $2.0 million, at a weighted average cost of $7.50 per share. During the year ended December 31, 2025, we did not repurchase any additional ordinary shares.
Strategic Restructuring Plan
The authorization of our share repurchase program described above was one of a number of strategic actions we have taken to enhance shareholder value, at the conclusion of our previously announced comprehensive process to explore strategic alternatives for our company, in order to maximize value for all Stratasys shareholders, which we had initiated in September 2023 and completed during the second quarter of 2024. The goals of that process were to further solidify our leadership in additive manufacturing, while focusing our business model to deliver a significantly improved and consistently profitable, cash-flow positive additive manufacturing company, throughout cycles. At the conclusion of that process, our board of directors identified restructuring initiatives in two important areas to further those goals and to best position Stratasys to maximize value:
(i) Our first initiative was to adjust our cost structure to better match current market conditions, primarily through an approximate 15% headcount reduction that was expected to drive the majority of $40 million in annual run rate savings. This initiative was expected to generate an annualized EBITDA margin of 8% at then-current revenue levels.
(ii) Our second initiative was to enhance our efforts to remove barriers and help customers increase their pace of adoption of additive manufacturing. This involves addressing the total cost of ownership, which is largely influenced by materials consumption. We have increased our investment of resources to better educate and support our customers' engineers, who are still learning to fully utilize additive manufacturing design and workflow benefits. We have also increased efforts to standardize additive manufacturing to better align with traditional manufacturing processes, making it easier for broader adoption. As part of this initiative, we have been leveraging our scale and breadth of technology to focus our go-to-market efforts on areas we view as the main growth drivers of our business— applications where additive manufacturing presents the most compelling benefits relative to conventional methods.

PIPE Transaction
On April 8, 2025, we completed a private investment in public equity, or PIPE, transaction whereby FF6-SSYS, Limited Partnership (as assignee of Fortissimo Capital Fund VI, L.P.) (together with its affiliates, referred to collectively as Fortissimo), an Israeli private equity fund, invested $120 million in our company and acquired 11,650,485 newly-issued ordinary shares of Stratasys at a price of $10.30 per share, reflecting a premium of 10.6% over the closing market price of the ordinary shares on Nasdaq on January 31, 2025. The PIPE was completed pursuant to a securities purchase agreement, dated February 2, 2025, between our company and FF6-SSYS, Limited Partnership. Upon completion of the PIPE, Fortissimo held approximately 15.5% of our issued and outstanding ordinary shares, which constitutes approximately 14.9% of our issued and outstanding ordinary shares as of February 17, 2026. The additional capital we have received from the PIPE investment has increased our available capital for potential value-enhancing, inorganic opportunities in the 3D printing industry.
Upon the closing of the PIPE, Fortissimo became subject to a lock-up for 18 months (i.e., through October 7, 2026), during which period it will be prohibited from transferring any ordinary shares, subject to limited, customary exceptions. Following that lock-up period, we will be required to file with the SEC a registration statement to register Fortissimo’s resale of the ordinary shares sold to it in the PIPE. In connection with the PIPE, our board of directors exempted any acquisitions of ordinary shares by Fortissimo pursuant to the PIPE and thereafter from the application of our then-effective shareholder rights plan. Fortissimo is, however, subject to certain standstill and voting restrictions, including (i) not being permitted to surpass 24.99% ownership of our issued and outstanding ordinary shares, and (ii) not being permitted to vote more than 20% of the outstanding ordinary shares, unless Fortissimo owns 35% or more of the outstanding ordinary shares, which ownership level it can only reach through a tender offer for at least 15% of the issued and outstanding ordinary shares. The closing of such a tender offer would require the approval of our shareholders.
Concurrent with the closing of the PIPE, we entered into a shareholder agreement with FF6-SSYS, Limited Partnership, pursuant to which our board of directors appointed Yuval Cohen, Fortissimo's initial designee, to serve on our board of directors, replacing Yoav Zeif, who remains our chief executive officer. Under the shareholder agreement, Fortissimo is also permitted to designate a non-voting observer who may attend all of our board meetings; Eliezer Blatt was so designated by Fortissimo and affirmed by our board to serve in that position. Under the shareholder agreement, to the extent Fortissimo’s beneficial ownership equals at least 20% of the issued and outstanding ordinary shares, if Fortissimo requests, we are required to nominate for election by our shareholders a second Fortissimo designee as a voting member of our board of directors. The number of Fortissimo’s board designees is subject to phase-out to the extent Fortissimo’s holdings of the ordinary shares drops below certain thresholds.
Business Performance in Macro-Economic Environment
Our current outlook, as well as our results of operations in the year ended December 31, 2025, should be evaluated in light of current global macroeconomic conditions, including certain challenging trends that have also impacted the additive manufacturing industry. Our revenues in 2025 decreased by 3.7% on a year-over-year basis, compared to 2024. This decrease in revenues was mostly due to macro-economic pressure on the capital expenditure budgets of our customers, which has been causing longer sales cycles for our products. On the other hand, we continued our non-GAAP profitability (along with our GAAP net loss) in the year ended December 31, 2025 (please see “Non-GAAP Financial Measures” and “Reconciliation of GAAP to Non-GAAP Results of Operations” further below).

We continue to closely monitor macroeconomic conditions, including the headwinds caused by inflation, moderately high interest rates and other trends that have been adversely impacting economic activity on a global scale, and which have also adversely affected the additive manufacturing industry generally and our company, in particular. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and customer orders, and have been acting in an effort to mitigate adverse consequences to the extent possible. We estimate that those conditions have impacted us most notably by extending the length of our sales cycles and thereby reducing our products revenues. Assuming that those inflationary pressures ease, and the global economy remains relatively stable, we expect that products revenues will once again improve, as and when we execute on our growth plans and as a result of shorter sales cycles.
Specific developments that may potentially impact our operating performance in an adverse manner include:
•perceived or actual reluctance of central banks in Europe and the U.S. to reduce interest rates in a more aggressive manner, due to fears of inflationary pressure, which would leave interest rates at moderately high levels for a longer period of time, thereby leaving in place unfavorable credit/financing conditions for our customers;
•new import tariffs (which were reimposed in the U.S. by the U.S. presidential administration following a recent U.S. Supreme Court decision that had abrogated the tariffs) have been increasing, and we expect will further increase, more significantly, in 2026, the prices we pay for finished goods that we use in offering our products and services, thereby adversely affecting our gross margins, and, potentially, adversely impacting demand for our products and services in industries and countries in which our affected customers operate;
•the significant hostilities between Israel, on the one hand, and Iran and its sponsored terrorist groups, Hamas, Hezbollah, and the Houthis, on the other hand, which, if lasting for a protracted period and worsening Israeli or global economic conditions, could have an adverse impact on our operations due to one of our global headquarters and one of our manufacturing facilities being located in Israel (although we seek to ensure that our stakeholders and customers are not adversely impacted by the hostilities to the extent we can prepare for and address difficulties as they arise);
•if currency exchange rates continue to reflect a weakened U.S. dollar relative to the NIS and Euro, the U.S. dollar value of our expenses incurred in NIS would be more significant, thereby increasing our U.S. dollar-denominated operating expenses and hurting our results of operations; and
•potential contraction of economic activities and recessionary conditions that could arise as a result of a weaker labor market and a decrease in consumer demand.
We cannot provide any assurances as to the extent of our resilience to the adverse impact of these specific developments in future periods.
We ended 2025 with $244.5 million in cash, cash equivalents and short-term deposits. We believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain cost controls, while ensuring that our new product introduction, or NPI, programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs. We may consider deploying our available capital towards potential value-enhancing, inorganic opportunities in the 3D printing industry.

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
Services revenues
Services revenues derive from (i) maintenance contracts and initial systems warranty; (ii) direct manufacturing paid-parts services; and (iii) other professional service contracts. In addition, in connection with direct sales, we generally charge separately for installation and training. Additional services revenues are generated from services contracts, most often entered into directly with end-users subsequent to the expiration of the initial warranty period.
Costs of revenues
Our costs of revenues consist of costs of products and costs of services. Costs of products consist primarily of components and subassemblies purchased for the manufacture of our AM systems and raw materials, such as thermoplastic and photopolymer materials, for the manufacture of our consumables, as well as any royalties paid with respect to sales of certain of those consumables. Costs of products also include manufacturing and manufacturing-related labor costs, indirect production costs and depreciation, taxes, customs duties, and tariff costs, as well as amortization expense which is mainly related to developed technology assets acquired as part of our business combinations.

Our costs of services revenues consist primarily of costs of our service personnel, material and other production costs of our direct manufacturing service business, and installation costs, which include engineers dedicated to on-site training and support, and travel costs of these engineers. Both costs of products and costs of services include related facilities costs.
Our most significant components of costs of revenues are costs of materials used for our products, wages and related benefits costs, which together accounted for approximately 60% of our total direct cost of revenues for the year ended December 31, 2025. Import tariffs, which increased during 2025 due to U.S.-imposed new tariffs vis-à-vis the EU, China and other jurisdictions (including Israel), impact the prices we pay for finished goods that we use in offering our products and services, and, consequently, our costs of revenues. To the extent those tariffs remain in place at the same rates in 2026 (in particular, for finished goods imported into the U.S. from Israel), even after the recent Supreme Court decision regarding the legality of tariffs, our costs of revenues, and, consequently, our gross margins, will be significantly adversely affected. Any reduction in tariff rates or refund of past tariffs paid, on the other hand, would positively impact our costs of revenues.
An additional significant component of our costs of revenues is the amortization expense that we primarily incur in connection with developed technology assets acquired as part of our business combinations. These amortization expenses vary based on the timing and type of acquisitions and estimated useful lives of the respective intangible assets. These amortization expenses were $18.3 million, $18.6 million and $19.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. No impairment charges were recorded with respect to our acquired intangible assets during 2025 or 2024. Refer to Note 9 to our consolidated financial statements included in Item 18 of this annual report.
For the year ended December 31, 2025, a hypothetical 10% rise in commodity prices for raw materials would have caused an approximate $13.0 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive loss. As to wages and related benefits, a 10% increase in wages due to wage inflation would have caused an approximate $6.5 million increase in costs of revenues in our Consolidated Statements of Operations and Comprehensive loss. We also believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years, as we have used price increases to offset the cost pressures caused by inflation.
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
Operating expenses
Our operating expenses for 2025 consisted of (i) research and development expenses, and (ii) selling, general and administrative expenses.
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

2025 Financial Highlights
Significant highlights of our financial performance in 2025 included:
•Revenues decreased by $21.4 million, or 3.7%, compared to 2024. The decrease was driven by a decrease in products revenues attributable to longer sales cycles. These revenue results also evidence macro-economic pressure on capital expenditure budgets of our customers, which has been causing longer sales cycles for our systems. Services revenues also decreased by $9.7 million in 2025, which was primarily attributable to a decrease in systems revenues in recent periods.
•Operating expenses decreased by $42.7 million, or 12.5% compared to 2024. The decrease was primarily driven by a $41.1 million reduction in employee-related and other costs (including restructuring charges) resulting from our restructuring initiative and its continued benefits, as well as $9.1 million lower charges related to revaluation and sale of investments, partially offset by a change of $9.3 million in the amount of contingent consideration liabilities in 2025.
•Net loss amounted to $104.3 million, or basic and diluted net loss per share of $1.28, in 2025, compared to net loss of $120.3 million, or basic and diluted net loss per share of $1.70, in 2024. That decrease in net loss in 2025 was mainly attributable to a $13.2 million decrease in our operating loss and an increase of $8.7 million in financial income, net, partially offset by an increase of $5.8 million in our share in losses of associated companies as a result of impairment charges.
•Total cash and cash equivalents and restricted cash amounted to $95.4 million and short-term deposits amounted to $150.0 million as of December 31, 2025, which, when aggregated together, reflected an increase of $93.8 million compared to the corresponding total amount as of December 31, 2024 ($151.6 million, consisting of $71.1 million in cash and cash equivalents and restricted cash, and $80.5 million in short-term deposits). The aggregate increase in cash, cash equivalents, restricted cash and short-term deposits in 2025 was primarily due to our receipt of $120 million from the PIPE investment of Fortissimo in our company that was completed during April 2025 and $15.1 million of cash from operating activities during 2025, while using $42.7 million of cash in investing activities, net of cash used for investments in short-term bank deposits.

Results of Operations
We are providing within this section a discussion and analysis of our historical statement of operations data in accordance with accounting principles generally accepted in the United States of America, or GAAP. While our financial statements included in Item 18 of this annual report include data for each of the three years ended December 31, 2025, 2024 and 2023, the discussion and analysis contained in this Item 5.A is limited to a comparison of our results of operations for the years ended December 31, 2025 and 2024. For a discussion and analysis of our results for the year ended December 31, 2024, and a comparison of those results with those of the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” in our annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the SEC on March 6, 2025.
The following table sets forth certain financial data derived from our Consolidated Statements of Operations and Comprehensive Loss, presented as percentages of our revenues for the years indicated:

	Year ended December 31,
	2025	2024
	% of Revenues
Revenues	100.0%	100.0%
Cost of revenues	58.8%	55.1%
Gross profit	41.2%	44.9%
Research and development, net	14.0%	17.3%
Selling, general and administrative	40.4%	42.5%
Operating loss	(13.2)%	(15.0)%
Financial income, net	1.9%	0.3%
Loss before income taxes	(11.3)%	(14.7)%
Income tax expenses	0.6%	0.5%
Share in losses of associated companies and impairment charges	7.1%	5.8%
Net loss	(18.9)%	(21.0)%
Discussion of Results of Operations
The below tables and related discussion present an item by item comparison of our results of operations for the years ended December 31, 2025 and 2024.
Revenues
Our products and services revenues for the last two years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
	2025	2024
	U.S. $ in thousands		% Change
Products	$380,269	$391,917	(3.0)%
Services	170,833	180,541	(5.4)%
	$551,102	$572,458	(3.7)%
Our total consolidated revenues in 2025 were $551.1 million, a decrease of $21.4 million or 3.7%, compared to 2024.

Products Revenues
Revenues derived from products (including systems and consumable materials) decreased by $11.6 million, or 3.0%, in 2025 as compared to 2024. The decrease was mainly as a result of a $8.7 million decrease (or 6.2%) in systems revenues, and a decrease of $3.0 million (or 1.2%) in consumables revenues, which were attributable to longer sales cycles. The overall decrease was partially offset by a favorable impact of foreign currency exchange rates of approximately $4.5 million, as well as consumables revenues driven by our recent acquisitions.
Services Revenues
Services revenues (including Stratasys Direct, maintenance contracts, time and materials and other services) decreased by $9.7 million, or 5.4%, in 2025 as compared to 2024. The decrease was primarily attributable to the decrease in systems revenues in recent periods, which impacts the related services that we are requested by our customers to provide, as well as lower SDM revenues of $3.8 million as a result of our divestiture of several businesses in SDM during 2024, partially offset by a favorable impact of foreign currency exchange rates of approximately $1.1 million.

Revenues by Region
Revenue amounts and the percentage of our overall revenues by region for the last two years, as well as the percentage change in revenue amounts for each such region from year to year, were as follows:

	Year Ended December 31,
	2025		2024
	U.S. $ in thousands	% of Revenues	U.S. $ in thousands	% of Revenues
Americas*	$328,735	59.7%	$341,737	59.7%
EMEA	153,226	27.8%	158,465	27.7%
Asia Pacific	69,141	12.5%	72,256	12.6%
	$551,102	100.0%	$572,458	100.0%
*The Americas region consists of the United States, Canada and Latin America. The only single country in any region in which revenues exceeded 10% of our consolidated, aggregate revenues in either 2025 or 2024 was the United States, in which revenues amounted to $313.9 million and $322.5 million, in those respective years.
Revenues in the Americas region decreased by $13.0 million, or 3.8%, to $328.7 million in 2025 compared to $341.7 million in 2024. The decrease was mainly attributable to longer sales cycles for products revenues and lower services revenues, as well as lower SDM revenues as a result of our divestiture of several businesses in SDM during 2024.
Revenues in the EMEA region decreased by $5.2 million, or 3.3%, to $153.2 million in 2025 compared to $158.5 million in 2024. The decrease was primarily attributable to longer sales cycles for products revenues, partially offset by a favorable impact of foreign currency exchange rates, and an increase in services revenues.
Revenues in the Asia Pacific region decreased by $3.1 million, or 4.3%, to $69.1 million in 2025 compared to $72.3 million in 2024. The decrease was primarily attributable to lower systems revenues and lower services revenues, partially offset by an increase in consumables revenues.
Gross Profit
Gross profit from our products and services for the last two years, as well as the percentage change from year to year, were as follows:

	Year Ended December 31,
	2025	2024
	U.S. $ in thousands		% Change
Gross profit attributable to:
Products	$173,794	$194,110	(10.5)%
Services	53,492	62,706	(14.7)%
	$227,286	$256,816	(11.5)%

Gross profit as a percentage of revenues for our products and services for the last two years, as well as the change from year to year, were as follows:

	Year Ended December 31,
	2025	2024
	% of Revenues		Change
Gross profit as a percentage of revenues from:
Products	45.7%	49.5%	(3.8)%
Services	31.3%	34.7%	(3.4)%
Total gross margin	41.2%	44.9%	(3.7)%
Gross profit attributable to products revenues decreased by $20.3 million, or 10.5%, to $173.8 million in 2025 compared to $194.1 million in 2024. Gross margin attributable to products revenues decreased to 45.7% in 2025 compared to 49.5% in 2024. Our gross profit and gross margin from products revenues decreased mainly as a result of lower products revenues and unfavorable mix of products revenues with lower gross margins, as well as higher restructuring charges of $5.8 million, and $4.4 million higher U.S. tariff costs.
Gross profit attributable to services revenues decreased by $9.2 million, or 14.7%, to $53.5 million in 2025 compared to $62.7 million in 2024. Gross margin attributable to services revenues decreased to 31.3% in 2025 as compared to 34.7% in 2024. The decrease in gross profit and gross margin from services revenues were mainly attributable to the decrease in services revenues and $1.2 million higher U.S. tariff costs.
Operating Expenses
The amount of each type of operating expense for the last two years, as well as the percentage change between such annual periods, and total operating expenses as a percentage of our total revenues in each such year, were as follows:

	Year Ended December 31,
	2025	2024
	U.S. $ in thousands		% Change
Research and development, net	$77,304	$99,142	(22.0)%
Selling, general and administrative	222,471	243,335	(8.6)%
	$299,775	$342,477	(12.5)%
Percentage of revenues	54.4%	59.8%
Operating expenses were $299.8 million in 2025 compared to operating expenses of $342.5 million in 2024. The decrease in operating expenses was primarily driven by a reduction of $41.1 million in employee-related and other costs (including restructuring charges) resulting from our restructuring initiative and its continued benefits, and $9.1 million lower charges related to revaluation and sale of investments, partially offset by a change of $9.3 million in the amount of contingent consideration liabilities in 2025 compared to 2024.
Research and development expenses, net, decreased by $21.8 million, or 22.0%, in 2025 compared to 2024. Research and development expenses, net, as a percentage of revenues decreased to 14.0% in 2025 compared to 17.3% in 2024. The decrease in research and development expenses, net, in 2025, was mainly attributable to a reduction of $21.5 million in employee-related and other costs (including restructuring charges) resulting from our restructuring initiative and its continued benefits.
We continue to invest in strategic long-term initiatives that include advancements in our core FDM and PolyJet technologies and in our new powder-based and photopolymer-based, SAF and P3 technologies, advanced composite materials, software and development of new applications that will enhance our current solutions offerings.
Selling, general and administrative expenses in 2025 decreased by $20.9 million, or 8.6%, to $222.5 million, compared to $243.3 million in 2024. The amount of selling, general and administrative expenses constituted 40.4% of our revenues in 2025, as compared to 42.5% in 2024. The absolute decrease, as well as the relative decrease as a percentage of our revenues, were mainly attributable to a reduction of $19.6 million in our employee-related and other costs (including restructuring charges) resulting from our restructuring initiative and its continued benefits, and a $9.1 million reduction in charges related to revaluation and sale of investments, partially offset by a change of $9.3 million in the amount of contingent consideration liabilities in 2025 compared to 2024.
Operating Loss
Operating loss and operating loss as a percentage of our total revenues for the last two years, as well as the percentage change in operating loss between those years, were as follows:

	Year Ended December 31,
	2025	2024
	U.S. $ in thousands		% Change
Operating loss	$(72,489)	$(85,661)	(15.4)%
Percentage of revenues	(13)%	(15.0)%
Operating loss for the year ended December 31, 2025 was $72.5 million as compared to an operating loss of $85.7 million for the year ended December 31, 2024. The absolute decrease of $13.2 million in the operating loss, and the decrease as a percentage of revenues, were primarily due to the $42.7 million decrease in operating expenses, partially offset by our decrease in gross profit, which was attributable to the factors identified for the above line items.
Financial Income, net
Financial income, net, which was primarily comprised of foreign currencies effects, interest income and interest expenses, amounted to $10.4 million for the year ended December 31, 2025, compared to financial income, net, of $1.7 million for the year ended December 31, 2024.

Income Taxes
Income tax expenses and income tax expenses as a percentage of loss before income taxes for the last two years, as well as the percentage change between those years, were as follows:

	Year Ended December 31,
	2025	2024
	U.S. $ in thousands		% Change
Loss before income taxes	$(62,103)	$(83,985)	(26.1)%
Income tax expenses	$3,082	$2,973	3.7%
As a percentage of loss before income taxes	(5.0)%	(3.5)%	(1.5)%
We had an effective tax rate of 5.0% for the year ended December 31, 2025 as compared to an effective tax rate of 3.5% for the year ended December 31, 2024. Our effective tax rate in 2025 was primarily impacted by the geographic mix of our earnings and losses, movements in our valuation allowances and changes in our uncertain tax positions.
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
Share in Losses of Associated Companies and Impairment Charges
Share in losses of associated companies and impairment charges reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During 2025, we had net losses of our equity method investment in a total amount of $39.1 million, compared to a loss of $33.3 million in 2024. Those losses in 2025 and 2024 include impairment charges in amounts of $33.9 million and $30.1 million, respectively, attributable to our equity investment in Ultimaker (which was the surviving entity following a merger between it and MakerBot). Please refer to Note 2 to our consolidated financial statements included in Item 18 of this annual report.

Net Loss and Net Loss Per Share
Net loss, net loss as a percentage of our total revenues, and diluted net loss per share, for the last two years, as well as the percentage change between those years, were as follows:

	Year Ended December 31,
	2025	2024
	U.S. $ in thousands, except per share amounts		% Change
Net loss	$(104,285)	$(120,283)	(13.3)%
As a percentage of revenues	(18.9)%	(21.0)%
Diluted net loss per share	$(1.28)	$(1.70)	(24.7)%
Net loss for the year ended December 31, 2025 was $104.3 million, as compared to $120.3 million for the year ended December 31, 2024. The absolute decrease in our net loss, as well as the decrease in our net loss as a percentage of revenues, were mainly attributable to a $13.2 million decrease in our operating loss and an increase of $8.7 million in financial income, net, partially offset by an increase of $5.8 million in our share in losses of associated companies as a result of impairment charges.
Diluted net loss per share for the years ended December 31, 2025 and 2024 was $1.28 and $1.70, respectively. The weighted average, basic and diluted number of shares outstanding for the year ended December 31, 2025 was 81.6 million, compared to 70.9 million for the year ended December 31, 2024, which increase was primarily attributable to our issuance of 11,650,485 ordinary shares to Fortissimo in the April 2025 PIPE transaction.

Non-GAAP Financial Measures
The following non-GAAP data for the fiscal years ended December 31, 2025 and 2024, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and restructuring-related charges or gains, legal provisions and (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of investments and the corresponding tax effect of those items.
The items eliminated in our non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on our statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables below.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Twelve Months Ended December 31,
		2025	Non-GAAP	2025
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$227,286	$31,097	$258,383
	Operating income (loss) (1,2)	(72,489)	80,820	8,331
	Net income (loss) (1,2,3)	(104,285)	117,000	12,715
	Net income (loss) per diluted share (4)	$(1.28)	$1.43	$0.15

(1)	Acquired intangible assets amortization expenses		18,280
	Non-cash share-based compensation expenses		3,045
	Restructuring and other expenses		9,772
			31,097

(2)	Acquired intangible assets amortization expenses		4,121
	Non-cash share-based compensation expenses		21,229
	Restructuring and other related costs		5,494
	Revaluation of investments		2,208
	Contingent consideration		1,724
	Legal and other expenses		14,947
			49,723
			80,820

(3)	Corresponding tax effect		1,015
	Equity method related expenses and impairment		36,245
	Finance income		(1,080)
			$117,000

(4)	Weighted average number of ordinary shares outstanding- Diluted	81,602		82,301

		Twelve Months Ended December 31,
		2024	Non-GAAP	2024
		GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)

	Gross profit (1)	$256,816	$24,948	$281,764
	Operating income (loss) (1,2)	(85,661)	90,594	4,933
	Net income (loss) (1,2,3)	(120,283)	124,520	4,237
	Net income (loss) per diluted share (4)	$(1.70)	$1.76	$0.06

(1)	Acquired intangible assets amortization expenses		18,576
	Non-cash share-based compensation expenses		3,072
	Restructuring and other expenses		3,300
			24,948

(2)	Acquired intangible assets amortization expenses		5,847
	Non-cash share-based compensation expenses		22,546
	Restructuring and other related costs		17,419
	Revaluation of investments		6,597
	Contingent consideration		(7,595)
	Net loss from sale of investment		4,760
	Legal and other expenses		16,072
			65,646
			90,594

(3)	Corresponding tax effect		1,267
	Equity method related expenses and impairment		31,262
	Finance expenses		1,397
			$124,520

(4)	Weighted average number of ordinary shares outstanding- Diluted	70,858		71,177

Reconciliation of GAAP net loss to Adjusted EBITDA

	Twelve months ended December 31,
	2025	2024
	U.S. dollars in thousands
Net loss	$(104,285)	$(120,283)
Financial income, net	(10,386)	(1,676)
Income tax expenses	3,082	2,973
Share in losses of associated companies and impairment charges	39,100	33,325
Depreciation expenses	20,738	21,030
Amortization expenses	22,435	24,423
Non-cash share-based compensation expenses	24,274	25,618
Revaluation of investments	2,208	6,597
Net loss from sale of investment	—	4,760
Contingent consideration	1,724	(7,595)
Legal and other expenses	15,935	16,072
Restructuring and other related costs	13,695	20,719
Adjusted EBITDA	$28,520	$25,963
Variability of Operating Results
Our revenues and profitability may vary in any given year, and from quarter to quarter, depending on the timing, number and mix of products sold and the average selling price of the products, and are also affected by the seasonality of our business. In addition, due to competition, uncertain market acceptance and other factors, we may be required to reduce prices for our products in the future. Since 2019, it has also been useful to gauge the variability of our operating results on a linear basis, for each quarter compared to the previous one, in addition to on a year-over-year basis, compared to the corresponding period of the prior year. We have not seen a steady pattern as to the level of demand for our products in particular quarters of the year since 2019. Nevertheless, in our outlook for 2026, we expect our revenues to grow sequentially.
Our future results will be affected by a number of factors, including our ability to: increase the number of products sold; develop, introduce and deliver new products on a timely basis; accurately anticipate customer demand patterns; and manage future inventory levels in line with anticipated demand. Our results may also be affected by competitive factors, the extent to which our cost controls plan succeeds, the availability of working capital, results of litigation, the enforcement of intellectual property rights, currency exchange rate fluctuations, commodity prices and economic conditions in the geographic areas in which we operate. Macro factors, including global economic headwinds caused by increased and reciprocal tariffs, any lingering or new inflation, relatively high interest rates, and supply chain conditions, as impacted by geopolitical developments such as the status of the Russian war against Ukraine, Middle East conflicts, and U.S.-China relations, and macro factors particular to our industry, such as the extent of growth of the 3D printing market generally, may also impact our operating results. There can be no assurance that our historical performance in revenues, gross profit and net loss will improve, or that revenues, gross profit and net loss in any particular quarter will improve, over the results reflected in preceding quarters, including comparable quarters of previous years. See Item 3.D - “Risk Factors” above.

Effective Corporate Tax Rate
See “Israeli and Multinational Tax Considerations and Government Programs — General Corporate Tax Structure in Israel” in Item 4.B. above for a discussion of the general tax structure in Israel and applicable corporate tax rates.
In 2025, we generated losses mainly from our Israeli parent company and its major subsidiaries, with no tax benefit being recorded for those losses, as the near-term realization of these assets is uncertain.
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
Effects of Government Regulations and Location on our Business
For a discussion of the effects of Israeli governmental regulation and our location in Israel on our business, see “Israeli and Multinational Tax Considerations and Government Programs” in Item 4.B. above and the “Risks related to operations in Israel” in Item 3.D. above.
Inflation
We believe that inflation has not had a material effect on our operations or on our financial condition during the three most recent fiscal years.
Foreign Currency Transactions
See “Foreign Currency Exchange Risk” in Item 11 below for a discussion of foreign currency transactions.

B. Liquidity and Capital Resources
A summary of our consolidated statement of cash flows for the last two years is set forth in the below table. While our financial statements included in Item 18 of this annual report include cash flow data for each of the three years ended December 31, 2025, 2024 and 2023, the discussion contained in this Item 5.B. is limited to a comparison of our liquidity and capital resources— including cash flows— for the years ended December 31, 2025 and 2024. For a discussion of our cash flows for the year ended December 31, 2023, and a comparison of those cash flows with those for the year ended December 31, 2024, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the SEC on March 6, 2025.

	Year Ended December 31,
	2025	2024
	U.S. $ in thousands
Net loss	$(104,285)	$(120,283)
Depreciation and amortization	43,174	45,338
Share-based compensation	24,274	25,618
Foreign currency transaction (gain) loss	(9,085)	3,417
Loss from sale of investment	—	4,760
Deferred income taxes, net and uncertain tax positions	1,239	1,287
Other non-cash items, net	49,267	37,769
Change in working capital and other items	10,560	9,920
Net cash provided by operating activities	15,144	7,826
Net cash used in investing activities	(112,231)	(14,820)
Net cash provided by (used in) financing activities	117,972	(3,314)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,395	(1,480)
Net change in cash, cash equivalents and restricted cash	24,280	(11,788)
Cash, cash equivalents and restricted cash, beginning of year	71,076	82,864
Cash, cash equivalents and restricted cash, end of year	$95,356	$71,076
Our cash, cash equivalents and restricted cash balances increased to $95.4 million as of December 31, 2025 as compared to $71.1 million as of December 31, 2024.
The increase in cash, cash equivalents and restricted cash in 2025 was primarily due to $118.0 million of cash provided by financing activities, as well as $15.1 million of cash provided by operating activities, partially offset by our use of $112.2 million of cash in investing activities.
Cash flows from operating activities
Year ended December 31, 2025
Our operating activities provided $15.1 million of cash to us during 2025. Cash provided by our operating activities reflected our net loss of $104.3 million, as adjusted to eliminate non-cash items included in net loss, including depreciation and amortization in an aggregate amount of $43.2 million, share in losses of associated companies in an amount of $39.1 million, share-based compensation expenses in an amount of $24.3 million, $11.4 million of changes in other non-cash items, net, as well as positive changes in our working capital in an aggregate amount of $10.6 million, partially offset by foreign currency transaction gains of $9.1 million. The positive change in working capital of $10.6 million was mainly driven by a decrease in inventory of $35.4 million, and a total decrease in other assets of $7.9 million, partially offset by an increase in accounts receivable of $18.0 million, a decrease in accounts payable of $5.3 million, and a total net decrease in other liabilities of $9.4 million.
Year ended December 31, 2024
Our operating activities provided $7.8 million of cash to us during 2024. Cash provided by our operating activities reflected our net loss of $120.3 million, as adjusted to eliminate non-cash items included in net loss, including positive changes in our working capital in an aggregate amount of $9.9 million, depreciation, amortization and impairment charges of long-lived assets in an aggregate amount of $45.3 million, share in losses of associated companies in an amount of $33.3 million, share-based compensation expense in an amount of $25.6 million, foreign currency transactions losses of $3.4 million and $10.5 million of changes in other non-cash items, net. Positive changes in working capital of $9.9 million were mainly driven by a decrease in accounts receivable of $4.5 million and a decrease in inventory of $9.4 million, and a total decrease in other assets of $11.7 million, partially offset by a decrease of deferred revenues of $10.0 million, a decrease in accounts payable of $3.7 million and a total decrease in other liabilities of $1.9 million.
Cash flows from investing activities
Year ended December 31, 2025
We used $112.2 million of cash in our investing activities during 2025. The net cash used during 2025 mostly reflected cash used for net investments in short-term bank deposits of $69.5 million, $27.1 million that we invested for the purchase of property and equipment, intangibles and other assets, as well as $8.5 million that we used for investments in unconsolidated entities.
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
Cash flows from financing activities
Year ended December 31, 2025
Our financing activities provided $118.0 million of cash during 2025. These financing activities were primarily constituted by the net proceeds from the PIPE transaction with Fortissimo completed in April 2025, which provided $119.3 million, partially offset by contingent consideration that we paid for acquisitions in an aggregate amount of $1.1 million.
Year ended December 31, 2024
We used $3.3 million of cash in our financing activities during 2024. These financing activities were primarily our repurchase of ordinary shares, which used $2.0 million, and contingent consideration that we paid for acquisitions in an aggregate amount of $1.0 million.
Capital resources and capital expenditures
Our total current assets amounted to $582.0 million as of December 31, 2025, of which $245.4 million consisted of cash, cash equivalents, short-term deposits and restricted cash. Total current liabilities amounted to $163.0 million as of December 31, 2025.

Most of our cash, cash equivalents and short-term deposits are held in banks in Israel and the U.S.
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
We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our working capital and capital expenditures needs, for the next twelve months.
We furthermore believe that we are well suited to continue to manage the current global macro-economic climate with a strong balance sheet and no debt, while focusing on cost controls and cash generation. We have continued to selectively apply certain cost controls, while ensuring that our new product introduction, or NPI, programs are well-funded, and we plan to continue investing as needed in order to support our new product development programs. Now that we have completed the PIPE with Fortissimo, we may consider deploying our available capital towards potential value-enhancing, inorganic opportunities in the 3D printing industry.
Additional factors potentially impacting capital resources
We are obligated to our suppliers under ordinary course purchase orders in an aggregate amount of approximately $93.6 million as of December 31, 2025. All of those obligations will become due over the course of the year 2026.
We have also committed to make potential future payments to third parties as part of our acquisitions. These payments are contingent upon the occurrence of certain future events and, given the nature of these events, it is unclear when, if ever, we may be required to pay such amounts. The total contingent payments could reach an aggregate amount of up to $66.6 million.
C. Research and Development, Patents and Licenses, Etc.
For a discussion of our research and development policies, see “Research and Development” and “Regulation— Israeli Tax Considerations and Government Programs – Law for the Encouragement of Capital Investments” in Item 4.B. above and the “Risks related to operations in Israel” in Item 3.D. above.
D. Trend Information.
For trend information, see the Risk Factors described in Item 3.D. above, the “Overview” and “Operating Results” sections of this Item 5. “Operating and Financial Review and Prospects” and Item 4. “Information on the Company” above.

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
Of our policies, the following are considered the most critical to an understanding of our consolidated financial statements, as they require the application of the most subjective and complex judgment, involving critical accounting estimates and assumptions impacting our consolidated financial statements. We have applied our policies and critical accounting estimates consistently across our businesses:
•Inventories measurement
•Business combination
•Intangibles
•Goodwill
•Recoverability of equity method investment
We base our estimates on historical experience and on various other assumptions which we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results could differ materially from the estimates we use in applying these policies.
Inventories measurement
Our inventories are stated at the lower of cost or net realizable value. Cost is determined mainly using standard cost, which approximates actual cost, on a first-in, first-out basis. Inventory costs consist of materials, direct labor, and overhead. Net realizable value is determined based on estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. We periodically assess our inventories for obsolescence and excess balances, or when certain events or changes in circumstances occur that trigger such assessment. The net realizable value of our inventory is based on certain factors including, but not limited to: forecasted selling prices and future demand for our products and services, historical sales patterns, technological changes, estimated service period, product end-of-life dates, alternative uses for the inventory, new products launches and other market conditions as applicable. If required, we reduce the carrying value of our inventories by an amount equal to the difference between their cost and the net realizable value. Once such inventory is written down, a new lower cost basis for that inventory is established. Our provisions for inventory write-downs for obsolescence and excess balances require us to utilize significant judgment. Although we make every effort to ensure the accuracy of the net realizable value of our inventories, any significant unanticipated deteriorating factor could have a material impact on the carrying value of our inventories and reported operating results.

Business combinations
In accordance with ASC Topic 805, “Business Combinations”, we allocate the fair value of purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill.
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
During 2025 and 2024, we completed several transactions, including acquisitions of entities and additional assets, for a total consideration of $12.6 million and $0.3 million, respectively.
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
Our determination of the fair value of the intangible assets acquired involves the use of significant estimates and assumptions. Refer to the “Business combinations” section above. We believe that the fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that a market participant would use. Should conditions differ from management’s estimates at the time of the acquisition, including changes in volume or timing to current expectations of future revenue growth rates and forecasted margins, or changes in market factors outside of our control, such as discount rates, material write-downs of intangible assets may be required, which would adversely affect our operating results.
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
During the years ended December 31, 2025 and 2024, we did not record any impairment charges related to our definite life intangible assets.
In 2025, additional intangible assets of $8.5 million were recognized by us as part of our assets and other acquisitions, as mentioned above.
Goodwill
Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Goodwill is not amortized but rather is tested for impairment annually at the reporting unit level, or whenever events or circumstances present an indication of impairment. Our goodwill balance as of December 31, 2025 and 2024 resulted from our recent acquisitions. No goodwill impairment was recorded during the years ended December 31, 2025 or 2024.
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
See Note 8 to our consolidated financial statements for further details on the goodwill impairment test in 2025.
Recoverability of equity method investment
We periodically review equity method investments for impairment in value whenever events or changes in circumstances indicate that the carrying amount of such investments may not be recoverable. We will record an impairment charge to the extent that the estimated fair value of an investment is less than its carrying value and the Company determines the impairment is other-than-temporary.
Impairment charges, if any, are recorded in "Share in losses of associated companies and impairment charges" in the Consolidated Statements of Operations and Comprehensive Loss.
See Note 2 to our consolidated financial statements for additional information regarding our assessment of potential impairment of equity method investment.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
A.Directors and Senior Management.
The following table lists the names and ages of our current directors, as well as the names, ages and positions of the current members of our senior management, as of the filing date of this annual report:

Name	Age	Position
Dov Ofer	71	Chairman of the Board of Directors
Yuval Cohen	63	Director
S. Scott Crump	72	Director
Aris Kekedjian	59	Director
John J. McEleney	63	Director
David Reis	65	Director
Yair Seroussi	70	Director
Adina Shorr	65	Director
Yoav Zeif	59	Chief Executive Officer
Eitan Zamir	49	Chief Financial Officer
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
Yuval Cohen has served as our director since April 2025. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, or JVP, an Israeli-based venture capital fund. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG), and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as chairman of the board of directors of each of Kornit Digital (Nasdaq: KRNT), Radware Ltd. (Nasdaq: RDWR) and Cellcom Israel Ltd. (TASE: CEL). He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School.
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
Yair Seroussi has been a member of the board of directors of Stratasys since 2017 and is serving as the chairman of the audit committee. He is the vice-chairman of Enlight renewable energy, listed on NSDAQ & TASE, and the chairman of ZIM integrated shipping services Ltd, NYSE, a global shipping operator. He is currently on the board of directors of Mediterranean towers Ltd. Mr. Seroussi was previously on the board of directors of DSP Group Inc. Mr. Seroussi brings immense experience to the board room, having served as Chairman of Bank Hapoalim, Israel's largest bank and of the Association of Banks in Israel. Mr. Seroussi served as head of Morgan Stanly Israel for 16 years. Before, He served in senior positions at the Israeli ministry of finance, was head of the office of ministry, stationed in the US, and was head of the commodities division, based in NY. In addition to his various professional roles, Mr. Seroussi serves in nonprofit organizations, He is the chairman of Tovanot B'Hinuch (a nonprofit organization helping Periphery schools to excel), sits on the board of governors at the Hebrew University, Weizman Institutes and the Shenkar College of Engineering, Design and Art, and he acts as chairman of the Eli Hurvitz institute of strategic management at the Tel Aviv University. Mr. Seroussi holds a B.A. in Economics and Political Science from the Hebrew University in Jerusalem.

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
Yoav Zeif has served as our chief executive officer since February 18, 2020 and served as a director as well from November 7, 2024 until April 8, 2025. Prior to joining our company, from 2018 until February 2020, Mr. Zeif was a partner in the New York office of McKinsey & Company, a global strategic advisory firm that is based in New York. Before serving in that role, Mr. Zeif served as President of the Americas Division, Head of Product Offering and Chief Commercial Officer at Netafim, the world’s largest micro-irrigation company, from 2013 to 2018. Prior to that, he served as Senior Vice President of Products and Marketing at Makhteshim (now Adama Ltd.), a global crop-protection company, where he managed the entire portfolio of products and all global commercial relationships. Yoav obtained an Executive MBA from the Kellogg School of Management at Northwestern University and a Ph.D. in International Economics from Bar-Ilan University.
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
B.Compensation.
The following table presents all compensation that we paid, or accrued, during the year ended December 31, 2025 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table includes amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during that period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid or Accrued[1]		Pension, Retirement and Other Similar Benefits Accrued
All directors and members of senior management as a group[2]	$2,264,243	[3]	$99,385
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
2 Comprised of the current directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above, of whom Yuval Cohen served as a director only for a partial-year period (from his appointment in April 2025 through the end of 2025) and whose compensation, as included, therefore only reflects that partial-year period.
3 This compensation amount for the year ended December 31, 2025 excludes an aggregate of $0.5 million of bonuses that were paid in 2025 in respect of services that had been performed during the previous year.

Director Compensation
The following table sets forth the directors’ fees, salary or other compensation (excluding value attributable to RSU grants and share option grants, and excluding reimbursement for reasonable expenses incurred in connection with services) that are payable to each of our current directors, based on the most recent approval for non-employee director compensation provided by our shareholders at our November 2021 annual general meeting of shareholders:

Name of Director	Annual Fee/Salary[4]	Annual Board Committee Retainer (and/or Chairman Retainer)
Dov Ofer	$200,000[5]	$—
Yuval Cohen	$60,000[6]	$—
S. Scott Crump	$60,000	$—
Aris Kekedjian	$60,000	$10,000[7]
John J. McEleney	$60,000	$30,000[8]
David Reis	$60,000	$10,000[9]
Yair Seroussi	$60,000	$20,000[10]
Adina Shorr	$60,000	$10,000[11]
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
6 In 2025, Yuval Cohen only served as a director for a partial-year period (from his appointment in April 2025 through the end of 2025) and his compensation was only a pro-rata portion of the $60,000 cash amount that he would have received for full-year service.
7 Constitutes the $10,000 annual retainer for serving on the audit committee.
8 Consists of the $20,000 annual retainer for serving as chairman of the compensation committee, plus a $10,000 annual retainer for serving on the audit committee.
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
Vesting Schedule: Each of the RSUs and options grants vests equally on a monthly basis until the earlier of (i) the first anniversary of the grant date, or (ii) the end of the term of the applicable director at the next annual general meeting of shareholders after the grant date, at which such director’s directorship may be extended or terminated (which we refer to as the Full Vesting Date), provided that all such RSUs and options shall be fully vested at the Full Vesting Date.
Other Terms: The other terms of the RSUs/ options to purchase ordinary shares granted annually to our non-employee directors shall be in accordance with our then- effective equity incentive plan (currently, our 2022 Share Incentive Plan (defined below)). For a description of the terms of our share option and share incentive plans, see “Share Ownership - Share Option and Share Incentive Plans” in Item 6.E below.
Office Holder Compensation
The table below outlines the compensation granted to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2025, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”
For purposes of the table and the summary below, and in accordance with the above-mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive[12]
Name and Principal Position[13]	Base Salary	Variable Compensation[14]	Benefit and Perquisites [15]	Total Compensation, Excluding Equity-Based Compensation	Equity-Based Compensation[16]	Total
Yoav Zeif, CEO	$618,181	$402,246	$125,849	$1,146,276	$854,024	$2,000,300
Richard Garrity, Chief Core Business Unit Officer	$446,769	$184,512	$51,865	$683,146	$681,089	$1,364,235
Eitan Zamir, CFO	$344,848	$118,714	$55,918	$519,480	$563,807	$1,083,287
Nava Kazaz, CPO	$305,233	$91,525	$63,871	$460,629	$471,489	$932,118
Andreas Langfeld, CRO[17]	$349,735	$129,920	$52,996	$532,651	$397,102	$929,753
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
12 All amounts reported in the table are in terms of cost to the Company in U.S. dollars, as recorded in our financial statements.
13 All current executive officers listed in the table are full-time employees or consultants of our company. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2025.
14 Amounts reported in this column refer to commission, incentive and the maximum contractual bonus payments potentially payable for 2025.
15 Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, house or house allowance, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments, sign-up and relocation bonus and other benefits and perquisites consistent with our guidelines.
16 Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2025 with respect to equity-based compensation. Equity-based compensation is determined based on the awards’ fair value on their grant date. Assumptions and key variables used in the calculation of such amounts are described in Note 12 to our audited consolidated financial statements, which are included in Item 18 of this annual report.
17 Amounts reported in this row include all compensation received by Mr. Langfeld during 2025, during which he served as President, APAC and EMEA from the start of the year, and became our Chief Revenue Officer in March 2025 and remained in that position through the end of the year.

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
As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors is elected annually, at our annual general meeting of shareholders. The vote required for the election of each director is a majority of the voting power represented at the meeting and voting on the election proposal. Following our 2025 annual general meeting of shareholders that took place in September 2025, the current members of our board consist of the Chairman- Dov Ofer, Yuval Cohen, S. Scott Crump, Aris Kekedjian, John J. McEleney (Chairman of the Compensation Committee), David Reis, Yair Seroussi (Chairman of the Audit Committee), and Adina Shorr. For more information, please see “Election of Directors” in Exhibit 2.2 to this annual report (“Description of Stratasys Ltd. Ordinary Shares”).
Of our current directors, our board of directors has affirmatively determined that each of Messrs. Ofer, Cohen, Crump, Kekedjian, McEleney, Reis and Seroussi, and Ms. Shorr, is an independent director, as defined under the Nasdaq Listing Rules. Consequently, we comply with the requirement of Nasdaq Listing Rule 5605(b)(1) that a majority of our Board be composed of independent directors.

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
In addition to its role in making director nominations, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skills, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of our company and the scope and complexity of its operations. Our board of directors has determined that our company requires one director with such expertise.
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
Our board of directors has adopted an audit committee charter that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and the Listing Rules of the Nasdaq Stock Market, as well as the requirements for such committee under the Companies Law, including the following responsibilities:
•oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law and Rule 10A-3 under the Exchange Act;
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
We initially appointed our compensation committee in mid-2013. The committee currently consists of John McEleney, David Reis and Adina Shorr. Mr. McEleney serves as chairman of the committee. Our board of directors has determined that each of Mr. McEleney, Mr. Reis and Ms. Shorr meets the independence requirements for a member of the compensation committee that are set forth in the Nasdaq

Listing Rules and in Rule 10C-1 under the Exchange Act.
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

We have obtained directors and officers liability, or D&O, insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. Under our amended compensation policy (as approved by our shareholders at our 2024 annual general meeting), our D&O insurance is governed by the following guidelines:
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
D.Employees
The number of our full-time equivalent employees, and the distribution of employees (i) geographically and (ii) within the divisions of our company, in each case as of December 31, 2025, 2024 and 2023 are set forth in the two tables below.

Region	2025	2024	2023
Americas*	812	832	926
Israel	474	479	537
Europe	343	335	371
Asia Pacific	128	133	146
Total	1,757	1,779	1,980

	Number of full-time equivalent employees
Division	2025	2024	2023
Operations and support	581	576	607
Research and development	305	332	393
Customer service	254	256	281
Sales and marketing	319	313	353
General and administrative	298	302	346
Total	1,757	1,779	1,980
* Includes employees in Latin America.
During the years covered by the above tables, we did not employ a significant number of temporary employees.
The size of our workforce decreased slightly in 2025 compared to 2024. continuing a trend from the last three years. The main reason for the decrease was our being more rigorous in managing our headcount, including our careful approach to hiring replacements when positions opened up, as well as our elimination of open positions for planned hires. That decrease was offset, in part, by our assumption of additional employees in connection with our acquisition of a company in Europe in mid-2025. The decrease in the number of our Research and Development employees was a result of our having closed our small R&D offices in Denmark and the Netherlands, and our shifting of those activities into our main R&D hubs and centers of excellence, thereby increasing our efficiency while attempting to avoid impact on our ability to execute upon our strategy.
Geographically, the distribution of our employees in 2025 among the various regions of our operations remained relatively similar to how it was in 2024, with only Europe increasing slightly percentage-wise, which was related to our acquisition of a European company that is referenced above.
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

E.Share Ownership.
The following table lists, as of February 17, 2026, the number of our ordinary shares owned, and stock options and restricted share units (RSUs) held, by each of the directors and members of our senior management:

	Shares of Stratasys[1]		Stratasys stock options, RSUs and PSUs[2]
			Number held[3]
Name	Number of shares beneficially owned[4]	Percent of outstanding shares beneficially owned[5]	Already vested or vesting within 60 days	Not vesting within 60 days	Exercise price per Share (for options)	Expiration Date (for options)
Dov Ofer	171,958[6]	*	10,000	—	$23.41	July 18, 2027
Chairman of the Board			10,000	—	$21.82	September 13, 2028
			37,500	—	$22.28	April 10, 2028
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			11,326	—	$6.18	December 26, 2032
			6,829	—	$10.25	August 8, 2033
			12,883	—	$9.32	November 7, 2034
			8,293	2,763	$11.45	September 30, 2035
			4,584	1,529	$—
1 All of our shares (including shares held by directors and members of senior management) have identical voting rights.
2 For a description of our equity incentive plans, please see “Share Option and Share Incentive Plans” in this Item below. All options, RSUs and PSUs granted under such plans have been granted without payment of any cash consideration therefor by the grantees thereof.
3 Each stock option is exercisable for one ordinary share, and each RSU and PSU represents the right to receive one ordinary share.
4 In accordance with Rule 13d-3 under the Exchange Act, the number of shares and the percentage of shares beneficially owned for individual directors and officers include any ordinary shares underlying stock options and RSUs (but not PSUs, since vesting conditions for PSUs have not yet been, and may not be, fulfilled) held by any such person that vest within 60 days of February 17, 2026 and that are also reflected in the column titled “Stratasys stock options, RSUs and PSUs— Number held— Already vested or vesting within 60 days.”
5 In keeping with Rule 13d-3 under the Exchange Act, the computation of percentage ownership is based upon 86,172,539 ordinary shares outstanding (which excludes 266,018 Treasury shares) at February 17, 2026, plus such number of ordinary shares as such person (but not any other person) had the right to receive upon the exercise or settlement of vested stock options or RSUs (as applicable) within 60 days thereof.
6 Consists of (i) 7,350 ordinary shares held by Mr. Ofer (ii) 4,881 ordinary shares that have been issued to Mr. Ofer following the vesting and settlement of RSUs since January 1, 2025, (iii) 36,114 ordinary shares that were issued to Mr. Ofer following the vesting and settlement of RSUs prior to January 1, 2025, (iv) 2,037 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 17, 2026, and (v) 121,576 ordinary shares issuable to Mr. Ofer upon the exercise of options granted to him that have vested or will vest within 60 days of February 17, 2026.

S. Scott Crump	534,001[7]	*	100,000	—	$19.96	April 6, 2027
Director			4,745	—	$25.03	November 23, 2031
			7,370	—	$9.50	September 15, 2032
			6,829	0	$10.25	August 8, 2033
			12,883	—	$9.32	November 7, 2034
			3,688	7,368	$11.45	September 30, 2035
			2,037	4,076	$—
John J. McEleney	117,028[8]	*	10,000	—	$21.44	June 4, 2026
Director			10,000	—	$23.41	July 18, 2027
			10,000	—	$19.59	September 13, 2028
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			7,370	—	$9.50	September 15, 2032
			6,829	—	$10.25	August 8, 2033
			12,883	—	$9.32	November 7, 2034
			3,688	7,368	$11.45	September 30, 2035
			2,037	4,076	$—
Aris Kekedjian	45,291[9]	*	12,179		$5.75	November 16, 2033
Director			12,883		$—	November 7, 2034
			4,609	6,447	$11.45	September 30, 2035
			2,547	3,566	$—
7 Consists of (i) 200,679 ordinary shares held by Mr. Crump, (ii) 176,294 ordinary shares owned of record by Mr. Crump’s wife, (iii) 5,176 ordinary shares that have been issued to Mr. Crump following the vesting and settlement of RSUs since January 1, 2025, (iv) 14,808 ordinary shares that were issued to Mr. Crump following the vesting and settlement of RSUs prior to January 1, 2025, (v) 1,528 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 17, 2026, and (vi) 135,515 ordinary shares issuable to Mr. Crump upon the exercise of options granted to him that have vested or will vest within 60 days of February 17, 2026.
8 Consists of (i) 10,000 ordinary shares ordinary shares held by Mr..McEleney, (ii) 4,667 ordinary shares that have been issued to Mr. McEleney following the vesting and settlement of RSUs since January 1, 2025, (iii) 14,809 ordinary shares that were issued to Mr. McEleney following the vesting and settlement of RSUs prior to January 1, 2025, (iv) 2,037 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 17, 2026,(v) 85,515 ordinary shares issuable to Mr. McEleney upon the exercise of options granted to him that have vested or will vest within 60 days of February 17, 2026.
9 Consists of (i) 5,176 ordinary shares that have been issued to Mr. Kekedjian following the vesting and settlement of RSUs since January 1, 2025, (ii) 8,406 ordinary shares that were issued to Mr. Kekedjian following the vesting and settlement of RSUs prior to January 1, 2025, (iii) 2,038 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 17, 2026, and (iv) 29,671 ordinary shares issuable to Mr. Kekedjian upon the exercise of options granted to him that have vested or will vest within 60 days of February 17, 2026.

David Reis	134,608[10]	*	37,500	—	$22.28	October 4, 2028
Director			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			11,326	—	$6.18	December 26, 2032
			6,829	—	$10.25	August 8, 2033
			12,883	—	$9.32	November 7, 2034
			8,293	2,763	$11.45	September 30, 2035
			4,584	1,529	$—
Yair Seroussi	108,608[11]	*	10,000	—	$23.41	July 18, 2027
Director			10,000	—	$21.82	September 13, 2028
			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			11,326	—	$6.18	December 26, 2032
			6,829	—	$10.25	August 8, 2033
			12,833	—	$9.32	November 7, 2034
			8,293	2,763	$11.45	September 30, 2035
			4,584	1,529	$—
Adina Shorr	134,217[12]	*	10,000	—	$22.47	October 13, 2028
Director			10,000	—	$20.53	December 31, 2029
			10,000	—	$19.61	November 30, 2030
			4,745	—	$25.03	November 23, 2031
			11,326	—	$6.18	December 26, 2032
			12,833	—	$9.32	November 7, 2034
			6,829	—	$10.25	August 8, 2033
			12,833	—	$9.32	November 7, 2034
10 Consists of (i) 4,806 ordinary shares that have been issued to Mr. Reis following the vesting and settlement of RSUs since January 1, 2025, (ii) 36,698 ordinary shares that were issued to Mr. Reis following the vesting and settlement of RSUs prior to January 1, 2025, (iv) 1,528 ordinary shares underlying RSUs that have vested and may be settled within 60 days of February 17, 2026, and (iv) 91,576 ordinary shares issuable to Mr. Reis upon the exercise of options granted to him that have vested or will vest within 60 days of February 17, 2026.
11 Consists of (i) 4,881 ordinary shares that have been issued to Mr. Seroussi following the vesting and settlement of RSUs since January 1, 2025, (ii) 17,614 ordinary shares that were issued to Mr. Seroussi following the vesting and settlement of RSUs prior to January 1, 2025, (iii) 2,037 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 17, 2026, and (iv) 84,076 ordinary shares issuable to Mr. Seroussi upon the exercise of options granted to him that have vested or will vest within 60 days of February 17, 2026.
12 Consists of (i) 38,470 ordinary shares held by Ms. Shorr, (ii) 4,445 ordinary shares that have been issued to Ms. Shorr following the vesting and settlement of RSUs since January 1, 2025, (iii) 17,031 ordinary shares that were issued to Ms. Shorr following the vesting and settlement of RSUs prior to January 1, 2025, (iv) 2,037 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 17, 2026, and (v) 72,234 ordinary shares issuable to Ms. Shorr upon the exercise of options granted to her that have vested or will vest within 60 days of February 17, 2026.

			6,451	4,605	$11.45	September 30, 2035
			3,565	2,548	$—
Yuval Cohen[13]	13,013,854		11,056	—	$11.45	September 30, 2035
Director			6,113	—	$—
Yoav Zeif	194,611[14]	*	—	150,000	$16.41	February 18, 2030
Chief Executive Officer			—	150,000	$16.41	February 18, 2030
			27,500	9,167	$—
				9,167	$—
			20,624	16,043	$—
			11,457	25,210	$—
				214,286	$—
				70,475	$—
Eitan Zamir	*[15]	*
*Chief Financial Officer
* Constitutes less than 1% of our outstanding shares.
Share Option and Share Incentive Plans
On September 16, 2022, our existing 2012 Omnibus Equity Incentive Plan, or the 2012 Plan, which became effective at the effective time of the Stratasys, Inc.- Objet Ltd. merger in December 2012, expired. In order to enable our Company to continue to provide share-based long-term incentive compensation after the expiration of the 2012 Plan, our compensation committee and our Board each approved our 2022 Share Incentive Plan, or the 2022 Plan, which our shareholders approved at our annual
13 Consists of (i) 1,346,200 ordinary shares held by Fortissimo Capital Fund V, L.P. and 11,650,485 ordinary shares held by FF-6 SYSS, L.P., which Mr. Cohen may be deemed to beneficially own due to his ultimate voting and investment control over those shares, as well as (ii) 6,113 additional ordinary shares underlying RSUs that will vest and may be settled within 60 days of February 17, 2026, and (iii) 11,056 ordinary shares issuable to Mr. Cohen upon the exercise of options granted to him that have vested or will vest within 60 days of February 17, 2026.
14 Consists of (i) 4,766 ordinary shares held by Dr. Zeif, (ii) 29,154 ordinary shares that have been issued to Dr. Zeif following the vesting and settlement of time-vesting RSUs since January 1, 2025, (iii) 147,239 ordinary shares that were issued to Dr. Zeif, following the vesting and settlement of time-vesting RSUs prior to January 1, 2025, (iv) 8,953 additional ordinary shares underlying time-vesting RSUs that will vest and may be settled within 60 days of February 17, 2026, and (iii) 4,499 ordinary shares purchased by Dr. Zeif pursuant to our Employee Share Purchase Plan. Excludes ordinary shares underlying PSUs, the vesting of which is subject to performance conditions, which are therefore not deemed beneficially owned under Rule 13d-3 of the Exchange Act. Rows in the above table for grants to Dr. Zeif for which some of the securities underlying the grant have vested or will vest within 60 days represent time-vesting RSUs, while rows for grants where none of the shares underlying the grant have vested or will vest within 60 days represent PSUs, for which vesting is tied to performance-based conditions that may not be fulfilled within 60 days (or ever).
15 Because Mr. Zamir beneficially owns less than 1% of our outstanding ordinary shares and his beneficial ownership has not previously been disclosed to our shareholders or otherwise made public, it is being omitted from this annual report pursuant to an allowance provided by the SEC’s Form 20-F.

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
2012 Omnibus Equity Incentive Plan
Our 2012 Omnibus Equity Incentive Plan, or the 2012 Plan, became effective at the effective time of the Stratasys, Inc.- Objet Ltd. merger in December 2012, and expired on September 16, 2022. Outstanding awards under the 2012 Plan will continue to be subject to the terms of the 2012 Plan, notwithstanding the expiration of that plan.
For a description of our 2012 Plan, please see “Item 6. Directors, Senior Management & Employees-E. Share Ownership- Stock Option and Share Incentive Plans- 2012 Omnibus Equity Incentive Plan” in our annual report on Form 20-F for the year ended December 31, 2021, which we filed with the SEC on February 24, 2022.
2022 Share Incentive Plan
Our compensation committee, Board, and shareholders (at our annual general meeting held on September 15, 2022) have each approved our 2022 Share Incentive Plan, or the 2022 Plan.
Under the 2022 Plan, we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete. Following the adoption of the 2022 Plan, we will no longer grant any awards under the 2012 Plan, though previously granted awards under the 2012 Plan will remain outstanding and will still be governed by the terms of the 2012 Plan.
Authorized Shares. Upon its effectiveness, the 2022 Plan had a total of 1,574,000 ordinary shares reserved and initially available for issuance, consisting of 1,296,494 newly authorized shares and 277,506 shares that were rolled over from the 2012 Plan, which were already approved for issuance by our shareholders at previous annual general meetings (which shares were unused under the 2012 Plan as of its expiration on September 16, 2022). Out of that initial pool of shares, the number of ordinary shares that may be issued upon the exercise of incentive stock options (within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)) (“Incentive Stock Options”) is capped at 1,574,000. Since the effectiveness of the 2022 Plan (through December 31, 2025), an additional 5,082,673 ordinary shares, in the aggregate, have been added by our board of directors to the pool of shares available for future issuances under the plan (in addition to shares that have rolled over or may roll over from the 2012 Plan (as described in the next paragraph).
In addition to the foregoing 1,574,000 ordinary shares initially available under, and 5,082,673 aggregate additional ordinary shares (through December 31, 2025) added to, the pool of shares under the 2022 Plan, up to 2,100,992 ordinary shares (as of the effectiveness of the 2022 Plan) that underlay outstanding awards under the 2012 Plan (and which were also already approved for issuance under the 2012 Plan by our shareholders at previous annual general meetings), may, (i) if the related award expires or is canceled, terminated, forfeited, repurchased or settled in cash in lieu of issuance of shares, for any reason, without having been exercised, or (ii) if permitted by us, if are tendered to pay (x) the exercise price of an award or (y) withholding tax obligations, will, in any such case, become available for issuance under the 2022 Plan.

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
Grant and Exercise. All awards granted pursuant to the 2022 Plan will be evidenced by an award agreement in a form approved, from time to time, by the administrator in its sole discretion. Unless otherwise determined by the administrator and stated in the award agreement, and subject to the conditions of the 2022 Plan, awards (other than annual awards to our directors) vest and become exercisable under the following schedule: 25% of the shares covered by the award, on the first anniversary of the vesting commencement date determined by the administrator (and in the absence of such determination, the date on which such award was granted), and 6.25% of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to the Company throughout such vesting dates. The exercise period of an award will be ten years from the date of grant of the award, unless otherwise determined by the administrator and stated in the award agreement.
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
Employee Share Purchase Plan
Our Employee Share Purchase Plan, or ESPP, was approved by our shareholders at our 2021 annual general meeting of shareholders. The purpose of the ESPP is to enable eligible employees of the Company and its subsidiaries to use payroll deductions to purchase our ordinary shares and thereby acquire an ownership interest in the Company. The ESPP will be comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the U.S. Internal Revenue Code of 1986, as amended (referred to as the Section 423 Component), and (2) the component not intended to be tax qualified under Section 423 of the Internal Revenue Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non-U.S. law and other considerations (referred to as the Non Section 423 Component).

The maximum aggregate number of ordinary shares that may be purchased initially under the ESPP was 5,200,000 shares (referred to as the ESPP Share Pool), subject to adjustment as provided for in the ESPP. There is no “evergreen” provision under our ESPP.
Administration. Unless otherwise determined by the Board, the ESPP is administered by the compensation committee, which has the authority to interpret and determine eligibility under the plan, prescribe forms, rules and procedures relating to the plan, and otherwise do all things necessary or appropriate to carry out the purposes of the plan.
Shares Subject to the ESPP. As noted above, the ESPP Share Pool initially consisted of 5,200,000 ordinary shares, subject to adjustment, as described below. Shares delivered upon exercise of purchase rights under the ESPP may be either shares of authorized but unissued share capital, treasury shares, or ordinary shares acquired in an open-market transaction. In the event of certain changes in our outstanding ordinary shares, including changes by reason of a share dividend, share split, reverse share split, split-up, recapitalization, merger, consolidation, reorganization, or other capital change, the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares granted or purchasable during an offering period, and the purchase price per share under an outstanding purchase right shall be equitably adjusted as determined appropriate by the compensation committee.
If any purchase right granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased ordinary shares will again be available for purchase pursuant to offerings under the ESPP.
Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to employees of the Company and any of its designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year, and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Internal Revenue Code, or the Code) of the Company that has been designated by our Board or the compensation committee as eligible to participate in the plan (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or non- corporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the United States, as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Further to that allowance, we have filed an application with the Israeli Tax Authority for favorable treatment under Section 102 of the Israeli Tax Ordinance for shares purchased under the ESPP by employees who are Israeli residents. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

General Terms of Participation.
•Offering Periods. The ESPP allows eligible employees to purchase ordinary shares during certain offering periods, which may extend to up to 27 months. Our Board approved an initial offering period of six months. Each offering period may be comprised of multiple purchase periods, all as may be determined by the compensation committee. The terms and conditions applicable to each offering period shall be set forth in an “Offering Document” adopted by the compensation committee, containing such terms and conditions as the compensation committee deems appropriate. The provisions of separate offerings or offering periods under the ESPP need not be identical.
•Method of Participation. Shares are purchased under the ESPP on the last day of each purchase period, each a purchase date, using accumulated payroll deductions, unless the compensation committee provides otherwise with respect to the employees of a designated subsidiary in a manner consistent with Section 423 of the Code. In order to participate in the ESPP, an eligible employee must complete and submit to the administrator of the ESPP a payroll deduction and participant authorization form in accordance with procedures and prior to the deadlines prescribed by the administrator of the ESPP. Participation will be effective as of the first day of an offering period.
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
The following table presents certain share data information for the above-described share incentive and employee share purchase plans as at December 31, 2025:

Plan	Total Ordinary Shares Reserved for Grant/Purchase	Aggregate Number of Awards Granted/Purchased out of Reserved, Net of Cancellations	Shares Available for Future Grants/Purchases	Aggregate Number of Awards/Shares Outstanding	Weighted Average Exercise Price of Outstanding Options
2012 Plan	10,000,000	7,899,008	2,100,992	1,002,998	$19.60
2022 Plan	6,379,167	7,372,733	(993,566)	5,001,084	$11.60
Employee Share Purchase Plan	5,200,000	2,235,231	2,964,769
F.Disclosure of a registrant’s action to recover erroneously awarded compensation.
We did not have any accounting restatement during the fiscal year ended December 31, 2025, whether requiring or not requiring the recovery of erroneously awarded compensation under our Clawback Policy. There was furthermore no outstanding balance as of December 31, 2025 of erroneously awarded compensation to be recovered from the application of our Clawback Policy to any prior restatement. Our Clawback Policy is filed as Exhibit 97.1 to this Annual Report.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.Major Shareholders
Ownership by Major Shareholders
The following table presents the beneficial ownership of our ordinary shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares (to whom we refer as our major shareholders), based on the most recent beneficial ownership reports filed with the SEC by such persons on or before February 17, 2026. The data presented is based on information provided to us, or disclosed in public filings with the SEC, by the major shareholders.
Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares for which a person exercises sole or shared voting or investment power, or for which a person has or shares the right to receive the economic benefit of ownership of the shares. To the extent applicable, the table below also includes as beneficially owned by any major shareholder shares underlying options, warrants or other convertible securities that are exercisable or convertible within 60 days after February 17, 2026. Shares issuable upon the exercise or conversion of such convertible securities are deemed to be outstanding for the purpose of computing the ownership percentage of the person, entity or group holding such securities, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person, entity or group. The ownership percentages reflected below are based on 86,172,539 ordinary shares outstanding (which excludes 266,018 Treasury shares) as of February 17, 2026.

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

Beneficial Owner	Ordinary Shares	Percentage Ownership
FF6-SSYS, Limited Partnership	12,825,885[1]	14.9%
Nano Dimension Ltd.	9,695,115[2]	11.3%
Rubric Capital Management LP	7,340,026[3]	8.5%
Neuberger Berman Group LLC	4,292,998[4]	5.0%
Changes in Percentage Ownership by Major Shareholders
1 Represents shares beneficially owned as of April 8, 2025, as indicated in a statement of beneficial ownership on Schedule 13D filed by FF6-SSYS, Limited Partnership, or FF6-SSYS, and affiliated entities with the SEC on April 10, 2025. The total beneficial ownership of 12,825,885 ordinary shares is comprised of: (i) 11,650,485 shares held by FF6-SSYS, over which it has sole voting and dispositive power, and (ii) 1,175,400 shares held by Fortissimo Capital Fund V, L.P., or FF V. FF6-SSYS is an Israeli limited partnership, for which Fortissimo Capital 6 Management (GP) Ltd., or FF 6 serves as its sole general partner. FF V is a Cayman Islands limited partnership, for which Fortissimo Capital Fund V GP, L.P., or FF V GP, serves as its sole general partner. Fortissimo Capital 5 Management (GP) Ltd., an Israeli company, or FF 5, serves as sole general partner of FF V GP. Yuval Cohen serves as the sole director and shareholder of each of FF 6 and FF 5 and may therefore be deemed to possess ultimate shared beneficial ownership over all of the subject shares.
2 Represents shares beneficially owned as of December 23, 2023, as indicated in Amendment No. 12 to the statement of beneficial ownership on Schedule 13D filed by Nano Dimension Ltd. with the SEC on December 26, 2023. As indicated in that statement, Nano Dimension Ltd. possesses sole voting and investment power with respect to 9,695,015 of those ordinary shares beneficially owned by it.
3 Represents shares beneficially owned as of December 31, 2025, as indicated in a report of institutional investment manager on Form 13F filed by Rubric Capital Management LP, or Rubric Capital, with the SEC on February 13, 2026. As indicated in that report and in reports of beneficial ownership on Schedule 13G that it has filed, Rubric Capital possesses shared investment discretion and shared voting authority with David Rosen with respect to all such ordinary shares. Rubric Capital serves as investment adviser to certain investment funds and/or accounts that hold the subject ordinary shares, while David Rosen serves as Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital.
4 Represents shares beneficially owned as of December 31, 2025, as indicated in a report of institutional investment manager on Form 13F filed by Neuberger Berman Group LLC, or Neuberger Berman, with the SEC on February 13, 2026. As indicated in that report, Neuberger Berman possesses: sole investment discretion and sole voting authority with respect to 137,984 ordinary shares, and shared investment discretion with respect to 4,155,014 ordinary shares, of which 3,278,152 are subject to its sole voting authority and 876,862 are not subject to its voting authority.

On April 8, 2025, FF6-SSYS, Limited Partnership, an affiliate of Fortissimo Capital, an Israeli private equity fund (together with its affiliates, collectively referred to as Fortissimo) became a major shareholder of ours, acquiring 11,650,485 newly-issued ordinary shares via a PIPE investment in our company (besides additional ordinary shares acquired by it). As of the end of 2025, the 12,825,885 ordinary shares held by Fortissimo constituted approximately 14.9% of our outstanding ordinary shares.
Nano Dimension Ltd., or Nano, filed its initial statement of beneficial ownership on Schedule 13G on July 18, 2022, disclosing an ownership of 8,049,186 ordinary shares, making it one of our major shareholders. Its holdings of our ordinary shares increased during 2023. As of its last amended filing on Schedule 13D, filed on December 26, 2023, Nano owned 9,695,115 ordinary shares, which then constituted approximately 13.9% of our ordinary shares, making it the largest shareholder of the Company at the time. Nano has not reported any changes in its beneficial ownership since that time, but its percentage ownership has dropped to 11.3% as of the end of 2025.
As of the end of 2022, a new significant shareholder, Phoenix Financial Ltd. (formerly Phoenix Holdings Ltd.), reported that together with its subsidiaries, it had acquired a 5.9% ownership stake in the Company. During 2023, 2024 and 2025, its percentage ownership of our ordinary shares decreased to 5.2%, 5.0% and below 5%, respectively.
During 2023, and 2024, several new major shareholders acquired ownership of over 5% of our ordinary shares, including Rubric Capital Management, Neuberger Berman Group LLC, The Goldman Sachs Group, Inc., and Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi.
During 2024, the percentage ownership of our ordinary shares by Rubric Capital Management increased from 6.1% to 8.6%, and during 2025 that percentage dropped slightly to 8.5%.
During 2024, the percentage ownership of our ordinary shares by Neuberger Berman Group LLC increased from 5.6% to 6.2%, and during 2025 that percentage dropped to 5.0%.
During 2024, the percentage ownership of our ordinary shares by The Goldman Sachs Group, Inc. decreased to below 5.0% and it thereby ceased to be a major shareholder of ours.
In 2024, Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi sold ordinary shares in the open market and reduced their holdings to 4.98%, thereby ceasing to be a major shareholder of ours.
Record Holders
Based upon a review of the information provided to us by our transfer agent, as of February 17, 2026, there were 75 holders of record of our shares, of which 50 record holders holding approximately 86.8% of our outstanding ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees. As of the said date, CEDE & Co, the nominee company of the Depository Trust Company (with a registered address in the United States), held of record approximately 86.2% of our outstanding ordinary shares on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers.

Potential Change in Control Transactions
As of the date of this annual report, we are not aware of any arrangements the operation of which may at a subsequent date result in a change in control of our company.
B.Related Party Transactions.
Except as described below or elsewhere in this annual report, since January 1, 2025, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.
Investment and Distribution Agreements with Tritone Technologies Ltd.
On November 13, 2025, the company completed a transaction with Tritone Technologies Ltd., or Tritone, a private Israeli company engaged in the development, production and sale of ceramic and metal based additive manufacturing solutions, using the “MoldJet” technology. The transaction consisted of: (i) an investment by our company of a total amount of $7.0 million in Tritone, for which we were issued 5,115,837 preferred A shares, representing a minority interest of Tritone’s share capital on a fully diluted basis, as part of Tritone’s Series A Round (co-investors included Fortissimo Capital Fund IV, L.P., an affiliate of our major shareholder Fortissimo, and Discount Capital Markets, the investment arm of one of Israel’s largest commercial banks, Bank Discount), and (ii) our entry into a distribution agreement that enables us to exclusively sell and distribute Tritone’s full suite of solutions, consisting of hardware, materials, software and services worldwide.
As part of the transaction, we also entered into warrant and call option agreements with Tritone that enable us to increase our equity interest in Tritone and acquire up to full control of Tritone over the coming years.
As part of the transaction, we appointed a representative to Tritone’s board of directors, and received customary minority protection rights.
Following the completion of the transaction, Fortissimo holds 65.15% of Tritone’s issued share capital on a fully diluted basis.
The transaction furthers our strategy to focus on polymer and metals additive manufacturing solutions for production of end-use parts in line with our North-Star strategy, and was found to be the best fit for our company, after we had conducted thorough research, analysis and diligence of other potential investment alternatives. The transaction was approved by our board of directors and audit committee in accordance with our policies and governance for related party transactions.

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
Employment and Consulting Agreements with Directors and Executive Officers
Employment agreement, as amended, with our Chief Executive Officer
In conjunction with his appointment as our chief executive officer, or CEO, Yoav Zeif is party to an employment agreement with us, effective as of February 18, 2020, which was amended (as approved by our shareholders) effective as of each of (i) November 7, 2024 and (ii) September 30, 2025. Under the agreement, as amended, Dr. Zeif serves as our full-time CEO for an indefinite period (subject to the termination provisions referenced further below) and receives, in respect thereof, a monthly salary of NIS 183,750 (approximately $57,700, based on the NIS-dollar exchange ratio as of December 31, 2025). Dr. Zeif may be entitled to an annual cash bonus within a range of 50% to 150% of his annual base salary, as to be determined by our board of directors (following requisite approval from the compensation committee thereof) based on achievement of company-related goals (and subject to the achievement of threshold level goals for the receipt of a minimum bonus).
In addition to cash compensation, Dr. Zeif receives annual equity grants with an aggregate value of $2.4 million, granted on September 30 of each calendar year (beginning in 2025). Those equity grants consist of time-based vesting RSUs equal in value to $1.2 million and performance-based vesting RSUs, or PSUs, equal in value to $1.2 million at the target level of performance. The RSUs that are granted for each year are subject to a four-year vesting schedule (25% vest on the one-year anniversary of the relevant grant date, followed by 12 equal quarterly vesting periods thereafter).
The vesting of the PSUs is entirely contingent upon the relative growth of the total shareholder return, or TSR, associated with our ordinary shares, compared to the TSR of the common equity of all S&P 600 group of companies, expressed as a percentile. The TSR performance for each PSU grant is measured over a three-year period, with cliff vesting at the end of the period to the extent the threshold performance level (or greater) is achieved. 50% of the target award of PSUs will vest at threshold performance (30th percentile relative to the other S&P 600 companies), 100% of the target award will vest at target performance (55th percentile relative to the other S&P 600 companies), and 200% of the target award will vest at maximum performance (75th percentile or greater relative to the other S&P 600 companies).
Despite the $1.2 million target value for each of the time-based vesting RSUs, and the PSUs, the number of units granted for each will not exceed 0.50% of the number of ordinary shares outstanding at the time of each grant date.
Each of the time-based vesting RSUs and PSUs (in the case of the PSUs, at a target performance level) granted annually that are not yet vested will be subject to accelerated vesting in the event that Dr. Zeif’s employment is terminated or he resigns for good reason in connection with, or within 12 months following, a change of control transaction (which includes a change in a majority of our then-incumbent board members, unless that change is approved by a majority of the then-incumbent board members).

Besides annual equity compensation, Dr. Zeif received, within the first 14 days of his employment, a one-time, special upside grant of options to purchase 300,000 ordinary shares, with an exercise price that will equal the average of the Stratasys closing share price for the 30 days following his commencement of employment. These special upside options will vest and become exercisable in two groups of 150,000 options each, in accordance with the schedule described in the following sentence, if the average closing Stratasys share price reaches two respective levels- $10 or $20 above the 30-day average closing price prior to his commencement of employment- for a consecutive six-month period following the commencement of his employment. If and when the relevant closing price level is met for the requisite consecutive six-month period, the relevant 150,000 options will vest in equal installments of 18,750 each over the next eight consecutive quarters, assuming continued employment. Any options granted pursuant to the special upside grant that are not yet vested will be subject to accelerated vesting in the event that Dr. Zeif’s employment is terminated or he resigns for good reason in connection with, or within 12 months following, a change of control transaction (including a change in a majority of our then-incumbent board members, unless that change is approved by a majority of the then-incumbent board members) for which the value of our company (or our assets, if applicable) reflected in the transaction as of its closing date exceeds the respective price level that initially triggers vesting.
Under the employment agreement, Dr. Zeif is entitled to customary additional benefits, including a pension arrangement, disability insurance and severance pay contributions by us, study fund contributions by us, use of a car, annual vacation, sick leave and reimbursement for business-related, reasonably-necessary travel, lodging and related expenses. In the event of termination of Dr. Zeif’s employment by our company (other than for cause, or due to Dr. Zeif’s violation of his below-described undertakings) or by Dr. Zeif for good reason, Dr. Zeif will be entitled to an “adjustment” payment equal to six months’ base salary, in addition to a three-month (in the first year of employment) or six-month (at any time thereafter) notice period (other than in a case of termination for cause, when that notice is not required).
In connection with his execution of the employment agreement, Dr. Zeif agreed to certain customary undertakings in favor of our company that cover confidentiality, non-competition, non-solicitation and assignment of inventions.
In order to induce Dr. Zeif to accept our employment offer and in connection with his relocation from the United States to our principal executive offices in Israel related to his hiring, we paid him a signing/relocation bonus of $300,000, of which $100,000 was to be repayable if his employment was to be terminated by us for cause or if he were to resign other than for good reason during his first 12 months of employment (which did not occur).
Beginning in 2026, our compensation committee, with the approval of the board of directors, may authorize annual increases in Dr. Zeif’s total compensation by up to 5% per year, without requiring further shareholder approval. If such increase is not fully approved in any given year, the compensation committee may, in subsequent years and with board approval, authorize a cumulative increase in total compensation equal to the portion of the maximum 5% increase that was not granted in the subject year(s).

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

Lock-Up and Shareholder Agreement with Fortissimo
On April 8, 2025, we completed a private investment in public equity, or PIPE, transaction whereby FF6-SSYS, Limited Partnership (as assignee of Fortissimo Capital Fund VI, L.P.) (together with its affiliates, referred to collectively as Fortissimo), an Israeli private equity fund, invested $120 million in our company and acquired 11,650,485 newly-issued ordinary shares of our company at a price of $10.30 per share, reflecting a premium of 10.6% over the closing market price of the ordinary shares on Nasdaq on January 31, 2025. The PIPE was completed pursuant to a securities purchase agreement, dated February 2, 2025, between our company and FF6-SSYS, Limited Partnership. Upon completion of the PIPE, Fortissimo held approximately 15.5% of our issued and outstanding ordinary shares, which as of December 31, 2025 constituted approximately 14.9% of our issued and outstanding ordinary shares.
Upon the closing of the PIPE, Fortissimo became subject to a lock-up for 18 months, during which period it will be prohibited from transferring any ordinary shares, subject to limited, customary exceptions. Following that lock-up period, we will be required to file with the SEC a registration statement to register Fortissimo’s resale of the ordinary shares sold to it in the PIPE. In connection with the PIPE, our board of directors exempted any acquisitions of ordinary shares by Fortissimo pursuant to the PIPE and thereafter from the application of our then-effective shareholder rights plan (which subsequently expired in December 2025). Fortissimo is, however, subject to certain standstill and voting restrictions, including (i) not being permitted to surpass 24.99% ownership of our issued and outstanding ordinary shares, and (ii) not being permitted to vote more than 20% of the outstanding ordinary shares, unless Fortissimo owns 35% or more of the outstanding ordinary shares, which ownership level it can only reach through a tender offer for at least 15% of the issued and outstanding ordinary shares. The closing of such a tender offer would require the approval of our shareholders.
Concurrent with the closing of the PIPE, we entered into a shareholder agreement with FF6-SSYS, Limited Partnership, pursuant to which our board of directors appointed Yuval Cohen, Fortissimo’s initial designee, to serve on our board of directors, replacing Dr. Yoav Zeif, who remains our chief executive officer. Under the shareholder agreement, Fortissimo is also permitted to designate a non-voting observer who may attend all of our board meetings; Eliezer Blatt was so designated by Fortissimo and affirmed by our board to serve in that position. Under the shareholder agreement, to the extent Fortissimo’s beneficial ownership equals at least 20% of the issued and outstanding ordinary shares, if Fortissimo requests, we are required to nominate for election by our shareholders a second Fortissimo designee as a voting member of our board of directors. The number of Fortissimo’s board designees is subject to phase-out to the extent Fortissimo’s holdings of the ordinary shares drops below certain thresholds. The foregoing description is modified in its entirety by the shareholder agreement, which serves as Exhibit 4.9 to this annual report.
C.Interests of Experts and Counsel.
Not required.

ITEM 8. FINANCIAL INFORMATION.
A.Consolidated Statements and Other Financial Information.
The consolidated financial statements and other financial information for our company required by the SEC are included in this annual report beginning on page F-1.
Export Sales
The following table presents total export sales by Stratasys, Ltd for each of the fiscal years indicated (in thousands):

	2025	2024	2023
Total Export Sales*	$223,224	$230,573	$228,941
as a percentage of Total Sales	40.5%	40.3%	36.5%
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
We intend to retain our earnings to finance the development of our business. Any future dividend policy will be determined by our board of directors based upon conditions then existing, including our earnings, financial condition, tax position and capital requirements, as well as such economic and other conditions as our board of directors may deem relevant. Pursuant to our articles of association, dividends may be declared by our board of directors. Dividends must be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, because we have received certain benefits under Israeli law relating to Approved Enterprises and Beneficiary Enterprises, our payment of dividends (out of tax- exempt income) may subject us to certain Israeli taxes to which we would not otherwise be subject. Please see the risk factors captioned “We do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our shareholders may not recognize a return, and could potentially suffer a loss, on their investment in our ordinary shares,” and “Even if we decide to pay dividends on our ordinary shares, we may be restricted from doing so or payment of such dividends may have adverse consequences for our company” in “Item 3.D. Risk Factors— Risks related to an investment in our ordinary shares” above.
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
C.Material Contracts.
We have not entered into any material contract within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company”, “Item 4.B. Business Overview”, “Item 5.B. Operating and Financial Review and Prospects— Liquidity and Capital Resources”, “Item 6.C. Board Practices— Director Service Contracts” and “Item 7.B. Related Party Transactions”, which descriptions are incorporated by reference in this Item 10.C.

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
Israeli resident individuals
Capital Gain
As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2025, in addition to excess tax, if any, as described below) unless the benefiting provisions of an applicable treaty applies.
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
Israeli resident corporations
Capital Gain
Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described in “Israeli Tax Considerations and Government Programs-General Corporate Tax Structure” in Item 4.B above, the corporate tax rate has been 23% since 2018.
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

Non-Israeli Residents
Capital Gain
Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (23% since 2018), if generated by a company, or at the rate of 25% (for any asset other than shares that are listed on a stock exchange - 20% with respect to the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on a stock exchange - 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual who is Significant Shareholder at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares) from the sale of assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 50% for an individual in 2025) unless contrary provisions in a relevant tax treaty applies.
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

Excess Tax
Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2025, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on new Israeli legislation, that amount, and certain other statutory amounts, will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that an individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/or business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.
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
Although we do not believe that we were a PFIC in 2025, we cannot assure you that the IRS will agree with that conclusion or that we will not become a PFIC in 2026 or in a subsequent year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to these rules, even if we cease to be a PFIC in later years, subject to specified exceptions for U.S. holders who made a QEF election in the first year they held our ordinary shares and we were a PFIC or if in a later year they made any of certain elections to purge the PFIC taint of our ordinary shares, which elections generally require the payment of tax. U.S. holders are urged to consult their tax advisers about the PFIC rules, including QEF and mark-to-market elections.

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
With respect to our monetary assets and liabilities, the majority of our balance sheet exposure arises when the monetary assets and liabilities are denominated in currencies other than the functional currencies of our subsidiaries. Our net Euro and New Israeli Shekel balance sheet exposures as of December 31, 2025 were approximately $38.4 million and $28.7 million, respectively.
Our total revenues amounted to $551.1 million in 2025, of which approximately 19.5% were denominated in Euros. During 2025, our Euro-denominated revenues exceeded our Euro-denominated expenses. Conversely, our expenses denominated in shekels are higher than our expected shekel-denominated revenues. For those currencies which do not have a sufficient natural hedge within our operations (such as offsetting revenues and expenses recorded in a given currency, or some other hedge), we may choose from time to time to hedge in order to reduce the impact of currency fluctuations on our operating results. In 2025, we entered into hedging transactions to reduce our potential currency exposure related to the U.S. dollar against each of the Euro and the New Israeli Shekel. Our foreign exchange forward contracts in effect as of December 31, 2025 were for the conversion of €72.0 million into U.S. dollars and $0.0 million into New Israeli Shekels.
The net effect of these risks stemming from currency exchange rate fluctuations on our operating results can be quantified as follows:
i. A change of 10% in the value of the Euro relative to the U.S. dollar in the year ended December 31, 2025 would have resulted in a change in the U.S. dollar reporting value of our consolidated operating income of $5.4 million for that year, mainly due to revenues earned in Euros.
ii. A change of 10% in the value of the New Israeli Shekel relative to the U.S. dollar in the year ended December 31, 2025 would have resulted in a change in the U.S. dollar-reported value of our consolidated operating income of $10.7 million, mainly due to shekel-recorded expenses.
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
Interest Rate Risk
Our cash and cash equivalents are mainly consist of cash in bank accounts, and our short-term bank deposits have maturities of 90 days or more. Both are subject to limited interest rate risk, with an average interest rate of 5.4%. A 10% change in interest rates would have resulted a change in our financial condition or results of operations of approximately $1 million.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
Not Applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
None
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
None
ITEM 15. CONTROLS AND PROCEDURES.
A.Disclosure Controls and Procedures.
We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2025, the end of the period covered by this annual report. We maintain disclosure controls and procedures designed to ensure that the information required to be disclosed by us in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making our assessment, our management used the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2025, our internal control over financial reporting is effective based on those criteria.
Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, to which we refer as PwC Israel, which audited the financial statements included in this annual report containing the disclosure required by this Item 15 has issued an attestation report regarding the effectiveness of our internal control over financial reporting.

C.Attestation Report of Registered Public Accounting Firm.
PwC Israel’s attestation report regarding the effectiveness of our internal control over financial reporting is included in “Item 18-Financial Statements” on page F-1 of this annual report, which attestation report is incorporated by reference in this Item 15(c).
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
Under Item 16B of Form 20-F, if a waiver or amendment of the code of ethics and business conduct applies to our principal executive officer, principal financial officer, principal accounting officer, controller or other persons performing similar functions and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment (i) on our website within five business days following the date of amendment or waiver in accordance with the requirements of Instruction 4 to such Item 16B or (ii) through the filing of a Report of Foreign Private Issuer on Form 6-K. We did not provide such a waiver or adopt such an amendment during the fiscal year ended December 31, 2025.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.
The following table sets forth, for the years ended December 31, 2025 and 2024, the fees billed to us and our subsidiaries by PwC Israel, our principal accountant1.

	Year ended December 31,
	2025	2024
Audit fees[2]	$801,234	$878,700
Audit-related[3]	30,000	268,438
Tax fees[4]	80,846	51,901
All other fees[5]	2,000	2,000
Total	$913,720	$1,201,039
Audit Committee's Pre-approval Policies and Procedures
Our audit committee follows pre-approval policies and procedures for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our accountant, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountant.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
On September 16, 2024, we announced that our board of directors had authorized a program for our repurchase of up to $50 million of our ordinary shares, from time to time.
Under the share repurchase program, we may make repurchases from time to time through open market repurchases, privately negotiated transactions or otherwise, subject to market conditions, applicable legal requirements, and other relevant factors. We effect open market repurchases under the program in accordance with the requirements of Rule 10b-18 under the Exchange Act. We may also, from time to time, enter into plans in accordance with the affirmative defense provided by Rule 10b5-1 under the Exchange Act to facilitate repurchases of our shares. The repurchase program does not obligate us to acquire any particular amount of our ordinary shares, and it may be modified, suspended, or terminated, at any time at our discretion. The timing and actual number of shares repurchased may depend on a variety
1 Comprised by fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, which we refer to as PwC Israel (which served as our principal accountant with respect to the years ended December 31, 2025 and 2024).
2 Audit fees consist of fees for professional services rendered by PwC Israel in connection with the audit of our consolidated annual financial statements and services provided by PwC Israel in connection with statutory and regulatory filings or engagements.
3 The audit-related fees for the year ended December 31, 2025 and 2024 were for due diligence related to acquisitions.
4 Tax fees are fees for services rendered by our principal accountant in connection with tax compliance, tax planning and tax advice.
5 All other fees are fees for other consulting services (if any) rendered by PwC Israel to us.

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
(*) Excluding commissions.
During the year ended December 31, 2025, we did not repurchase any additional ordinary shares.
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
•Shareholder Approval: Pursuant to Israeli law, we seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, which are different from, or in addition to, the requirements for seeking shareholder approval under Nasdaq Listing Rule 5635. See “Item 6. Directors, Senior Management and Employees— C. Board Practices – Fiduciary Duties of Office Holders” in this annual report for a description of some of the transactions requiring shareholder approval under the Companies Law.
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
As part of the onboarding of new vendors with whom we work, we conduct supply chain, TPRM (Third Party Risks Management) processes as needed in order to assess potential risks associated with such vendor, in order to ensure that the vendor meets our cybersecurity requirements.
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
We are not aware of any previous cybersecurity incidents that have materially, or were reasonably likely to materially, affect our company (including business strategy, results of operations, or financial condition). As with virtually every other public company, we believe that a potential future material cybersecurity incident could potentially adversely affect our business operations in a material manner, due to the reliance that we place on our Management Information Systems for, among other things: effectively managing our accounting and financial functions, including maintaining our internal controls; managing our manufacturing and supply chain processes; and maintaining our research and development data. The failure of our management information systems to perform properly could disrupt our business and product development, which may result in decreased sales, increased overhead costs, excess or obsolete inventory, and product shortages, causing our business and operating results to suffer. Please see “Item 3.D. Risk Factors-Risks related to our business and financial condition — We rely on our management information systems…”
Governance
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
Cybersecurity related activities are primarily handled at our company by an internal Management Information Systems department that is managed by an experienced CIO, and which includes a CISO and a designated “Global Information Security and IT Compliance” team, comprised of security analysts and engineers. The team’s annual operating plan (AOP) that addresses the relevant cyber risks that we detect, as well as our annual cybersecurity plan, are presented to, and approved by, our senior management team.

Our CISO, who has been a chief information security officer for five years has 15 years of experience in Information Systems and Technology, dedicated to Information Security, Incident Response, Cybersecurity, and Forensics.
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
December 31, 2025

Report of Independent Registered Public Accounting Firm
To the board of directors and shareholders of Stratasys Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Stratasys Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill Impairment Assessment – Stratasys-Core reporting unit

As described in Note 8 to the consolidated financial statements, the Company’s goodwill balance in respect of the Stratasys-Core reporting unit is $102 million as of December 31, 2025. Management conducts an impairment test in the fourth quarter of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections for the Stratasys-Core reporting unit includes significant judgments and assumptions relating to the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate.
The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Stratasys-Core reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Company's reporting units. These procedures also included, among others, testing management's process for developing the fair value estimate of the reporting unit, evaluating the appropriateness of the discounted cash flow model, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the significant assumptions used by management, including the cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate. Evaluating management's assumptions related to cash flow projections (including revenue growth and associated operating profits margins), the long-term growth rates, and the discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

Impairment Evaluation for Equity Method Investment in Ultimaker

As described in Note 2 to the consolidated financial statements, the Company equity method investment in Ultimaker was fully impaired as of December 31, 2025 after recording an impairment charge of $33.9 million. The carrying value of this equity method investment is evaluated for impairment when indicators of a loss in value below the carrying value exist, including, a lack of sustained earnings or a deterioration of market conditions, among others. The Company records an impairment charge, when the determined fair value is lower than carrying value, and such reduction in fair value is considered other-than-temporary. .Fair value is estimated by management using a discounted cash flow model. Management’s cash flow projections for the equity investment includes significant judgments and assumptions relating to the cash flow projections (including revenue growth and associated operating profits margins) and the long-term growth rates.
The principal considerations for our determination that performing procedures relating to the impairment assessment of the equity method investment is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement of the equity method investment; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the cash flow projections (including revenue growth and associated operating profits margins) and the long-term growth rates; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment assessment, including controls over the valuation of the equity method investment. These procedures also included, among others, testing management's process for developing the fair value estimate of the equity method investment, evaluating the appropriateness of the discounted cash flow model, testing the completeness, accuracy, and relevance of underlying data used in the model, and evaluating the significant assumptions used by management, including the cash flow projections (including revenue growth and associated operating profits margins) and the long-term growth rates. Evaluating management's assumptions related to cash flow projections (including revenue growth and associated operating profits margins) and the long-term growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the equity method investment, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited
Tel-Aviv, Israel
March 5, 2026
We have served as the Company’s auditor since 2012.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(U.S. $ in thousands, except share data)
December 31,	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$94,527	$70,200
Short-term bank deposits	150,000	80,500
Accounts receivable, net of allowance for credit losses of $4,145 and $3,058 as of December 31, 2025 and 2024, respectively	160,478	152,979
Inventories	145,238	179,809
Prepaid expenses	5,500	7,630
Other current assets	26,241	21,843

Total current assets	581,984	512,961
Non-current assets
Property, plant and equipment, net	192,566	184,379
Goodwill	101,599	99,082
Other intangible assets, net	95,842	106,253
Operating lease right-of-use assets	25,417	32,169
Long-term investments	63,104	80,205
Other non-current assets	13,252	14,697

Total non-current assets	491,780	516,785

Total assets	$1,073,764	$1,029,746

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$43,021	$44,977
Accrued expenses and other current liabilities	34,284	39,749
Accrued compensation and related benefits	31,304	29,206
Deferred revenues - short-term	47,835	46,347
Operating lease liabilities - short-term	6,597	6,935

Total current liabilities	163,041	167,214
Non-current liabilities
Deferred revenues - long-term	19,062	19,057
Deferred income taxes	312	507
Operating lease liabilities - long-term	19,903	25,155
Contingent consideration - long-term	5,353	4,933
Other non-current liabilities	23,193	19,889

Total non-current liabilities	67,823	69,541

Total liabilities	$230,864	$236,755

Commitments and contingencies (see note 11)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 86,376 thousands shares and 71,982 thousands shares issued at December 31, 2025 and 2024, respectively; 86,110 thousands shares and 71,716 thousands shares outstanding at December 31, 2025 and 2024, respectively	$242	$202
Treasury shares at cost, 266 thousands shares at December 31, 2025 and 2024	(1,995)	(1,995)
Additional paid-in capital	3,275,344	3,123,024
Accumulated other comprehensive loss	(6,197)	(8,031)
Accumulated deficit	(2,424,494)	(2,320,209)
Total equity	842,900	792,991

Total liabilities and equity	$1,073,764	$1,029,746
The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Loss
(U.S. $ in thousands, except per share data)
Years Ended December 31,	2025	2024	2023

Revenues
Products	$380,269	$391,917	$433,741
Services	170,833	180,541	193,857
	551,102	572,458	627,598
Cost of revenues
Products	206,475	197,807	226,510
Services	117,341	117,835	134,064
	323,816	315,642	360,574

Gross profit	227,286	256,816	267,024

Operating expenses
Research and development, net	77,304	99,142	94,425
Selling, general and administrative	222,471	243,335	260,179
	299,775	342,477	354,604

Operating loss	(72,489)	(85,661)	(87,580)

Financial income, net	10,386	1,676	2,993

Loss before income taxes	(62,103)	(83,985)	(84,587)

Income tax expenses	3,082	2,973	5,782

Share in losses of associated companies and impairment charges	39,100	33,325	32,705

Net loss	$(104,285)	$(120,283)	$(123,074)

Net loss per share - basic and diluted	$(1.28)	$(1.70)	$(1.79)

Weighted average ordinary shares outstanding - basic and diluted	81,602	70,858	68,666

Comprehensive loss
Net loss	(104,285)	(120,283)	(123,074)
Other comprehensive income (loss):
Foreign currency translation adjustments	7,365	(4,069)	3,650
Unrealized gains (losses) on derivatives designated as cash flow hedges, net	(5,531)	3,117	2,089
Other comprehensive income (loss)	1,834	(952)	5,739
Comprehensive loss	$(102,451)	$(121,235)	$(117,335)
The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
(U.S. $ in thousands )
Years ended December 31, 2025, 2024 and 2023	Ordinary Shares		Treasury Shares
	Number of shares	Par Value	Number of shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balances as of January 1, 2023	67,086	$187	—	$—	$3,048,915	$(2,076,852)	$(12,818)	$959,432
Issuance of ordinary shares in connection with share-based compensation plans	1,690	5	—	—	6	—	—	11
Issuance of ordinary shares under employee share purchase plan	562	2	—	—	5,913	—	—	5,915
Issuance of ordinary shares as part of the Covestro acquisition	318	1	—	—	5,201	—	—	5,202
Share-based compensation	—	—	—	—	31,614	—	—	31,614
Comprehensive income (loss)	—	—	—	—	—	(123,074)	5,739	(117,335)
Balances as of December 31, 2023	69,656	$195	—	$—	$3,091,649	$(2,199,926)	$(7,079)	$884,839
Issuance of ordinary shares in connection with share-based compensation plans	1,565	5	—	—	149	—	—	154
Issuance of ordinary shares under employee share purchase plan	761	2	—	—	5,608	—	—	5,610
Ordinary shares repurchased	—	—	(266)	(1,995)	—	—	—	(1,995)
Share-based compensation	—	—	—	—	25,618	—	—	25,618
Comprehensive loss	—	—	—	—	—	(120,283)	(952)	(121,235)
Balances as of December 31, 2024	71,982	$202	(266)	$(1,995)	$3,123,024	$(2,320,209)	$(8,031)	$792,991
Issuance of ordinary shares in connection with share-based compensation plans	1,738	5	—	—	(5)	—	—	—
Issuance of ordinary shares under employee share purchase plan	661	2	—	—	5,163	—	—	5,165
Share-based compensation	—	—	—	—	24,274	—	—	24,274
Comprehensive income (loss)	—	—	—	—	—	(104,285)	1,834	(102,451)
PIPE newly-issued ordinary shares, net	11,650	32	—	—	119,259	—	—	119,291
Issuance of ordinary shares as part of the Nexa3D Inc. acquisition	300	1	—	—	3,134	—	—	3,135
Issuance of ordinary shares as part of the Covestro acquisition	44	—	—	—	495	—	—	495
Balances as of December 31, 2025	86,376	$242	(266)	$(1,995)	$3,275,344	$(2,424,494)	$(6,197)	$842,900
The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
(U.S. $ in thousands)
Years ended December 31,	2025	2024	2023
Cash flows from operating activities
Net loss	$(104,285)	$(120,283)	$(123,074)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Impairment of other long-lived assets	—	—	4,443
Depreciation and amortization	43,174	45,338	48,973
Share-based compensation	24,274	25,618	31,614
Foreign currency transaction (gain) loss	(9,085)	3,417	636
Loss from sale of investment	—	4,760	—
Share in losses of associated companies and impairment charges	39,100	33,325	32,705
Revaluation of investments and other assets	4,256	7,994	5,665
Revaluation of contingent consideration	1,031	(4,897)	(21,408)
Deferred income taxes, net and uncertain tax positions	1,239	1,287	(1,764)
Other non-cash items, net	4,880	1,347	1,089

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	(17,970)	4,456	(25,653)
Inventories	35,351	9,356	4,571
Other current assets and prepaid expenses	(718)	3,021	1,553
Other non-current assets	8,664	8,647	11,047
Accounts payable	(5,331)	(3,677)	(27,445)
Other current liabilities	(5,438)	7,022	4,228
Deferred revenues	37	(10,003)	408
Other non-current liabilities	(4,035)	(8,902)	(9,233)
Net cash provided by (used in) operating activities	15,144	7,826	(61,645)

Cash flows from investing activities
Cash paid for business combinations, net of cash acquired	(6,071)	—	(72,118)
Purchase of property and equipment, net	(22,113)	(10,874)	(13,551)
Investments in short-term bank deposits	(273,500)	(170,500)	(111,448)
Proceeds from short-term bank deposits	204,000	170,000	208,815
Investments in unconsolidated entities	(8,539)	(8,845)	(12,443)
Purchase of intangibles and other assets	(4,943)	(1,840)	(1,476)
Proceeds from sale of business	—	7,190	—
Other investing activities	(1,065)	49	(1,613)
Net cash used in investing activities	(112,231)	(14,820)	(3,834)

Cash flows from financing activities
Ordinary shares repurchased	—	(1,995)	—
Proceeds from exercise of share options	—	154	11
Payment of contingent consideration	(1,115)	(1,012)	(1,339)
Proceeds from PIPE transaction, net of issuance costs	119,291	—	—
Other financing activities	(204)	(461)	(188)
Net cash provided by (used in) financing activities	117,972	(3,314)	(1,516)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,395	(1,480)	(827)

Net change in cash, cash equivalents and restricted cash	24,280	(11,788)	(67,822)
Cash, cash equivalents and restricted cash, beginning of year	71,076	82,864	150,686
Cash, cash equivalents and restricted cash, end of year	$95,356	$71,076	$82,864

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets:
Cash and cash equivalents	94,527	70,200	82,585
Restricted cash included in other current assets	829	876	279
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$95,356	$71,076	$82,864

Supplemental disclosures of cash flow information
Non-cash investing and financing activities:
Transfer of inventories to fixed assets	3,884	3,448	9,551
Transfer of fixed assets to inventories	22	4,829	222
Contingent consideration	—	—	2,472
Right-of-use assets obtained in exchange for new operating lease liabilities	2,936	20,808	7,142
Issuance of ordinary shares under employee share purchase plan	5,165	5,610	5,915
Issuance of ordinary shares as part of Covestro acquisition (refer to Note 2)	495	—	5,202
Issuance of ordinary shares as part of Nexa3D Inc. transaction	$3,135	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies
A.Nature of Operations
Stratasys Ltd. (collectively with its subsidiaries, the “Company” or “Stratasys”) is a global leader in connected, polymer-based 3D printing solutions, across the entire manufacturing value chain. The Company leverages its competitive advantages, which include a broad set of best-in-class 3D printing platforms, software, a materials and technology partner ecosystem, innovative leadership, and global GTM infrastructure, in order to position itself to capture share in a significant and growing global marketplace, with a focus on manufacturing, which the Company views as having the largest and fastest growing total addressable market. The Company’s approximately 2,700 granted and pending additive technology patents to date have been used to create models, prototypes, manufacturing tools, and production parts for a multitude of industries including aerospace, automotive, transportation, healthcare, consumer products, dental, medical, fashion and education. Stratasys’ products and comprehensive solutions improve product quality, development time, cost, time-to-market and patient care. The Company’s 3D ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.
The Company has one operating segment, which generates revenues via the sale of its 3D printing systems, related services and consumables and by providing additive manufacturing (“AM”) solutions. The Company operates mainly through offices in Israel, the United States, Germany, Hong Kong and Japan.
The Company's financial results for the periods covered by its financial statements are impacted by global and regional macroeconomic and geopolitical developments. For much of the year ended December 31, 2025 (and since October 7, 2023), Israel (where one of the Company's dual global headquarters and one of its manufacturing facilities are located) was engaged in military conflict on multiple fronts against terrorist organizations and hostile regional regimes. In October 2025, the Israeli-Hamas war concluded pursuant to a ceasefire that has mostly been upheld by the sides since that time. As of the filing date of these financial statements and throughout the periods covered by these financial statements, the Company's activities in Israel were largely unaffected by the war. The global macroeconomic factors impacting the Company's financial results most significantly during the year ended December 31, 2025 were currency exchange rates and protectionist trade policies. The devaluation of the U.S. dollar relative to the New Israeli Shekel ("NIS") had an adverse impact on the Company's results of operations for the year, due to the increase in the U.S. dollar value of our NIS-denominated expenses in our Israeli location, although that impact was mostly mitigated by our hedging activities. Similarly, the tariffs that were imposed or increased in certain jurisdictions during 2025 increased the cost of our products, which adversely impacted our gross margins for our products in the affected countries.
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
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates using assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to inventories measurement, recoverability of equity method investment, of intangibles and goodwill and purchase price allocation including contingent consideration.
In particular, a number of estimates have been affected by the war in Israel and other global events and other longer-term macroeconomic conditions, most prominently, the extent and speed at which inflation subsides, whether and when interest rate cuts are implemented by central banks, whether tight credit markets are loosened, and whether capital markets and global supply chains fully recover. As a result, the accounting estimates and assumptions may change over time. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuation; and the allowance for expected credit losses. These consolidated financial statements reflect the financial statement effects based upon management’s estimates and assumptions utilizing the most currently available information.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Bank Deposits
Bank deposits with original maturity dates of more than ninety days but at balance sheet date are less than one year are included in short-term bank deposits. The fair value of bank deposits approximates the carrying value since they bear interest at rates close to the prevailing market rates. Financial income, net in the Consolidated Statements of Operations and Comprehensive Loss in amount of $10.4 million primarily includes interest income from the Cash and cash equivalents and Short-term bank deposits.
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
Allowance for credit losses due to the Company’s accounts receivable amounted to $4.1 million and $3.1 million as of December 31, 2025 and 2024, respectively. Changes in the allowance for credit losses are recognized in selling, general and administrative expenses. Accounts receivable are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.
The balance and the changes in the allowance for expected credit losses are comprised as follows:

	2025	2024	2023
	U.S. $ in thousands
Balance at beginning of year	$3,058	$1,449	$860
Change during the year, net	1,305	1,715	725
Bad debt written off	(218)	(106)	(136)
Balance at end of year	$4,145	$3,058	$1,449
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Equity method investments
The Company’s investments in non-marketable equity securities in which it has the ability to exercise significant influence, but does not control through variable interests or voting interests, are accounted for under the equity method of accounting. The non-marketable equity securities that are accounted for using the measurement alternative under ASC 321 because the preferred stock held by us is not considered in-substance common stock and such preferred stock does not have a readily determinable fair value. Under the equity method, the Company recognizes its proportionate share of the comprehensive income or loss of the investee. The Company’s share of profit or losses from equity method investments is included in "Share in losses of associated companies and impairment charges".
The Company periodically reviews equity method investments for impairment in value whenever events or changes in circumstances indicate that the carrying amount of such investments may not be recoverable. The Company will record an impairment charge to the extent that the estimated fair value of an investment is less than its carrying value and the Company determines the impairment is other-than-temporary. Impairment charges, if applicable, are recorded in "Share in losses of associated companies and impairment charges".

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Investments in convertible notes are carried at fair value utilizing a combination of discounted cash flows associated with the note and the fair value of the equity into which the note may be converted. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in value are recorded in the Consolidated Statements of Operations and Comprehensive Loss under "Financial income, net". Refer to Note 5.
The Company reviews its other long-term investments for potential impairment or other adjustments, which generally involves an analysis of the facts and changes in circumstances influencing the investments.
As of December 31, 2025 the amount presented under Long-term investments included investment in equity method investment in the amount of $0.0 million. See also Note 2. The balance of long-term investments represents investments in non-marketable equity securities without readily determinable fair value and convertible notes.

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
Depreciation is computed primarily over the following periods:

	Useful Life in Years
Buildings	25	-	40
Machinery and equipment	5	-	10
Leasehold and buildings improvements	5	-	20
Computer equipment and software	3	-	5
Office equipment, furniture and fixtures	5	-	14
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
Goodwill
Goodwill reflects the excess of the consideration and contingent consideration transferred plus the fair value of any non-controlling interest in the acquiree at the business combination date over the fair values of the identifiable net assets acquired. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company allocates goodwill to its reporting units based on the reporting unit expected to benefit from the business combination.
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
Severance pay liabilities with respect to the Company’s employees in Israel who are not subject to Section 14, are provided for in the Company’s consolidated financial statements based on the length of time that they work for the Israeli entity and their latest monthly salary. The Company’s liabilities for those Israeli employees, in amounts of $1.9 million and $2.1 million as of December 31, 2025 and 2024, respectively, are presented as other non-current liabilities in the Company’s consolidated balance sheets. These liabilities are recorded as if they were payable at each balance sheet date. These liabilities are partially funded by the purchase of insurance policies or by the establishment of pension funds with dedicated deposits in the funds. The amounts used to fund these liabilities are included in the Company’s consolidated balance sheets under other non-current assets. As of December 31, 2025 and 2024, the Company had $1.7 million and $1.9 million, respectively, deposited in these insurance policies and pension funds. These policies are the Company’s assets. However, under employment agreements and subject to certain limitations, any policy may be transferred to the ownership of the individual employee for whose benefit the funds were deposited.
In addition, the Company has liabilities for severance payments to its employees in other jurisdictions in accordance with local laws and practices of the countries in which they are employed.
Severance expenses for the years ended December 31, 2025, 2024 and 2023 were $4.0 million, $4.0 million and $4.3 million, respectively.
For its employees in the United States, the Company has a defined contribution retirement plan (the “Plan”) under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) that covers eligible U.S. employees as defined in the Plan. Participants may elect to contribute both pre-tax or after-tax (“Roth”) up to 50% of annual taxable compensation, as defined by the Plan, up to a maximum amount prescribed by the Code. The Company, at its discretion, makes matching contributions equal to 4% of the participant’s annual compensation. For the years ended December 31, 2025, 2024 and 2023 the Company made 401(k) Plan contributions of approximately $3.1 million, $3.4 million and $3.1 million, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Revenue from products, which consist of systems and consumables, is recognized when the customer has obtained control of the goods, generally at a point in time upon shipment or once delivery occurred and risk of loss has transferred to the customer. The Company recognizes revenue on sales to resellers when the reseller has economic substance apart from the Company and the reseller is considered the principal for the transaction with the end-user customer, generally at a point in time upon shipment or once delivery occurred and risk of loss has transferred to the reseller. Service revenue derives from service type warranty and from the Company’s direct manufacturing parts services. Revenue from service is recognized ratably on a straight-line basis over the time of the service, as control is transferred over time or as services are performed.

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
Advertising
Advertising costs are expensed as incurred and were approximately $4.4 million, $4.3 million and $4.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.
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
Share-Based Compensation
The Company measures and recognizes compensation expense for its equity classified share-based awards, including share-based option awards, restricted share units (“RSUs”) and performance share units (“PSUs”) under the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) and the Stratasys Ltd. 2022 Share Incentive Plan (the “2022 Plan”) based on estimated fair values on the grant date.
The Company calculates the fair value of share-based option awards on the date of grant using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. The computation of expected volatility is based on historical volatility of the Company’s shares. The expected option term is calculated using the simplified method, as the Company concludes that its historical share option exercise experience does not provide a reasonable basis to estimate its expected option term. The interest rate for periods within the expected term of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company’s expected dividend rate is zero since the Company does not currently pay cash dividends on its shares and does not anticipate doing so in the foreseeable future.
Each of the above factors requires the Company to use judgment and make estimates in determining the percentages and time periods used for the calculation. If the Company were to use different percentages or time periods, the fair value of share-based option awards could be different. The fair values of the Company’s RSUs and certain PSUs are measured based on the fair value of the Company’s ordinary shares on the date of grant. Certain PSUs based on the Company’s total shareholder return (“TSR”) estimated using the Monte Carlo valuation model. The fair value of shares to be issued under the employee share purchase plan ("ESPP") are estimated using the Monte Carlo valuation model.
The Company recognizes compensation expenses for its share-based option awards (including awards under its ESPP program) and RSUs on a straight-line basis over the requisite service period (primarily six-month period for the ESPP and a four-year period for the rest of the awards). The Company accounts for forfeitures as they occur. The Company recognizes compensation expenses for its PSUs based on the probability that the performance metrics will be achieved over the vesting period. At each reporting period the Company evaluates the probability that its PSUs will be earned and adjust its previously recognized compensation expense as necessary. If the achievement of the respective performance metrics is not probable or the respective performance are not met the Company reverses its previously recognized compensation expense.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Restructuring Plan
The Company may incur restructuring charges in connection with certain initiatives designed to adjust the Company’s cost and operating structure, improve efficiencies across the Company and to better align with the Company’s long-term strategy and overall market conditions. Restructuring charges include employee severance and associated termination costs related to the reduction of workforce, costs related to facilities closures, impairment charges of the respective long-lived assets, contract termination costs and other related costs. Restructuring charges for employees’ termination costs are recognized when the required actions to execute the restructuring initiative were performed and the initiatives are probable and costs are estimable. Restructuring charges for facilities and contract terminations are recognized when the Company ceased using the rights conveyed by the contract. Significant judgments and estimates are involved in estimating the impact of restructuring plans on the Company’s consolidated financial statements. Actual results may differ from these estimates.
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
Factoring
The Company accounts for transfers of its trade receivable as sales when it has surrendered control over the related assets in accordance with ASC Topic 860 “Transfer and Servicing” of Financial Assets. Whether control has been relinquished requires, among other things, an evaluation of relevant legal considerations and an assessment of the nature and extent of the Company’s continuing involvement with the assets transferred. Assets obtained and liabilities incurred in connection with transfers reported as sales are initially recognized in the balance sheet at fair value.
On May 28, 2025, the Company and Bank Hapoalim entered into an accounts receivable factoring agreement for purchases in an amount of up to $15 million.
The total balance of accounts receivables sold to the Bank Hapoalim as of December 31, 2025 was $5.0 million.

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
Leases
The Company determines if an arrangement is a lease or contains a lease at inception. Lease classification is governed by five criteria in ASC 842-10-25-2. If any of these five criteria is met, the Company classifies the lease as a finance lease; otherwise, the Company classifies the lease as an operating lease.
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
The Company is a party to several lease agreements for its facilities, the latest of which is through December 2044 (including options to extend, which are reasonably certain that the Company will exercise). The Company has the option to extend certain other agreements for additional periods, the earliest of which expires at the start of April 2027 and the latest of which expires at the end of July 2034. Such options were not considered in the lease term, as it is currently not reasonably certain that the Company will exercise them. During the extended lease periods, the aggregate annual rental payments will increase by 3% to 4% each year.
The Company also leases vehicles for its employees with different commencement and ending periods in Israel and Germany solely. The latest expiration date of a lease agreement is the start of May 2028.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Recently issued accounting pronouncements
Accounting Pronouncements Adopted in 2025
In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for the Company’s annual reporting period beginning January 1, 2025. The Company has adopted this update on a prospective basis. The adoption of this guidance resulted in expanded disclosures in its consolidated financial statements.
Recently issued accounting pronouncements, not yet adopted
In November 2024, the FASB issued ASU 2024-03 “Income Statement: Reporting Comprehensive Income— Expense Disaggregation Disclosures,” which requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement, as well as disclosures about selling expenses. Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. This ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.
In May 2025, the FASB issued ASU 2025-03 “Business Combinations and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity”, which amends the guidance for determining the accounting acquirer in certain transactions. The guidance should be applied prospectively. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The adoption of this guidance will affect acquisition transactions of variable interest entities that occur after the initial application date.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. The ASU is effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted. The Company does not expect ASU 2025-05 to have a material impact on its consolidated financial statements.
In September 2025, the FASB issued ASU No. 2025-07 (“ASU 2025-07”), Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606). The guidance refines the scope of Topic 815 by clarifying which contracts are subject to derivative accounting and expand the scope exception for certain contracts not traded on an exchange to include contracts for which settlement is based on operations or activities specific to one of the parties to the contract. The guidance also provides clarification under Topic 606 for share-based payments from a customer in a revenue contract. The

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
amendments in ASU 2025-07 are effective for annual periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The amendments may be applied prospectively or on a modified retrospective basis. The Company does not expect ASU 2025-07 will have a material impact on its consolidated financial statements.
In November 2025, the FASB issued ASU 2025-09 to amend the guidance in “Derivatives and Hedging” (Topic 815). The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.
In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270) Narrow-Scope Improvements.” The amendments in this update clarify interim disclosure requirements and the applicability of Topic 270. The objective of the update is to provide clarity about current interim requirements. The amendments in this update also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The amendments in this ASU are required to be adopted for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.
In December 2025, the FASB issued ASU 2025-12 “Codification Improvements” to address suggestions received from stakeholders on the Accounting Standards Codification and to make other incremental improvements to U.S. GAAP. The update represents changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. The amendments make the Codification easier to understand and apply. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.
Note 2. Certain Transactions
MakerBot and Ultimaker transaction ("Ultimaker")
On August 31, 2022, Stratasys completed the merger of MakerBot (previously, a wholly-owned subsidiary) with Ultimaker, which together formed a new entity under the name Ultimaker.
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
During the last three years, Ultimaker continued to encounter difficulties in its business as a result of tighter competition and global market conditions resulting in revenue decline compared with prior expectations. In addition, the management concluded that the decline in Ultimaker's revenues is expected to continue in 2026. The Company considered such events as indicators of potential impairment and accordingly performed an impairment analysis for the investment in Ultimaker. Based on valuations performed, the fair value of the investment was estimated below its carrying amount in each year and such reduction in fair value was determined to be other than temporary.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company recorded an impairment charge in an amount of $33.9 million, $30.1 million and $13.9 million for the twelve-months periods ended December 31, 2025, 2024, and 2023, respectively. These amounts were recorded in share in losses of associated companies in the Consolidated Statements of Operations and Comprehensive Loss.
As of December 31, 2025 and December 31, 2024 the Company's equity investment in Ultimaker was valued at $0 million and $39.1 million, respectively, which represents the Company's investment in Ultimaker, net of the Company's share in Ultimaker's net losses, including impairments in the carrying value of the investment. The Company's share in losses of Ultimaker and the impairments in the carrying value for the twelve-months periods ended December 31, 2025 and 2024 were approximately $39.1 million and $33.2 million, respectively.
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
In accordance with ASC Topic 805, the estimated contingent consideration as of the Covestro transaction date was included in the purchase price. The total contingent payments could have amounted to a maximum aggregate amount of up to €37 million. The estimated fair value of the contingent consideration was based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement was based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration were recorded in Selling, general and administrative expenses. Refer to Note 5. During 2025, the Company settled the entire obligation through the issuance of 44 thousands ordinary shares with a total deemed value of $0.5 million.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Covestro transaction date. The estimated fair values were based on the information that was available as of April 3, 2023. The allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Allocation of Purchase Price
(U.S. $ in thousands)
Inventory	$10,342
Fixed assets	7,064
Intangible assets	21,929
Other liabilities	(605)
Total identifiable net assets	38,730
Goodwill	21,814
Total consideration	$60,544
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
During 2025 and 2024, the Company completed several transactions, including acquisitions of Forward AM and certain assets of Nexa3D Inc., for total consideration of $12.6 million and $0.3 million, respectively.
Other long-term investments
In addition to the investment in Ultimaker, other investments included under long-term investments consist of investments in non-marketable equity securities and convertible notes of several companies without readily determinable fair value in which the Company does not have a controlling interest or significant influence. One entity from this group became public during the first quarter of 2021 and accordingly the investment is now treated as a marketable equity investment. During 2025 and 2024, the Company invested a total of $22.9 million and $13.8 million in non-marketable equity securities and convertible notes of several companies, respectively. As of December 31, 2025 and 2024, the total amount invested by the Company in other long-term investments was $61.8 million and $41.1 million, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3. Recent developments
Termination of Merger Agreement with Desktop Metal
On May 25, 2023, the Company and Desktop Metal, Inc. (“Desktop Metal”), jointly announced their entry into a merger agreement, whereby a wholly-owned Delaware subsidiary of the company was to merge with and into Desktop Metal, with Desktop Metal surviving the merger as a wholly-owned subsidiary of the Company. On September 28, 2023, the Company held an extraordinary general meeting of its shareholders, at which the merger was presented for the approval of the Company’s shareholders. The merger proposal was not approved, and accordingly, pursuant to its rights under the merger agreement, the Company terminated the merger agreement with Desktop Metal, effective immediately on September 28, 2023. As a result, the Company recorded a termination fee of $10.0 million, which was included under selling, general & administrative expenses and was paid to Desktop Metal.
Nano Dimension Tender Offer and Board Contest
On May 25, 2023, following the announcement of the then-prospective merger with Desktop Metal, Nano Dimension Ltd. (“Nano”), a 14.1% shareholder of the Company, launched a hostile partial tender offer whereby it sought to acquire—including shares already held by it— between 53% and 55% of the Company’s outstanding ordinary shares. The price offered by Nano in its tender offer was ultimately raised to $25.00 per share, with an accompanying reduction as to the percentage of Company shares to be held by it upon consummation of the offer, to between 46% and 51%, and the offer was extended ultimately through July 31, 2023. The offer expired on July 31, 2023 and Nano did not receive enough tendered shares and was therefore unable to complete the purchase of any of the Company ordinary shares pursuant to the offer.
The Company was also subject to litigation with Nano in an Israeli district court regarding the Company's shareholder rights plan, Nano’s tender offer, and the contested board election. The litigation has not changed the outcome of any of the developments described above. Please see Note 11.
3D Systems Offers
On May 30, 2023, June 27, 2023, and July 13, 2023, the Company received unsolicited non-binding indicative proposal from 3D Systems Corporation (“3D Systems”) to merge with the Company, in which 3D Systems offered some cash and a certain number of shares of common stock of 3D Systems. The Stratasys board at first determined that the 3D Systems proposal of July 13th would reasonably be expected to result in a “Superior Proposal” under the merger agreement with Desktop Metal and authorized Company management to enter into discussions with 3D Systems with respect to that proposal. Following an extensive due diligence process, after consultation with its outside financial and legal advisors, and after communications with 3D Systems that led to an updated proposal, the Stratasys board of directors unanimously determined that the 3D Systems' proposal continued to significantly undervalue Stratasys and did not constitute a “Superior Proposal” pursuant to the terms of the merger agreement with Desktop Metal, and accordingly terminated discussions with 3D Systems.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Strategic Alternatives Process
On September 28, 2023, the Company announced that it had initiated a comprehensive process to explore strategic alternatives for the Company, following the termination of the merger agreement with Desktop Metal. On August 29, 2024, the Company announced that it had concluded that process, and that its board of directors had decided upon certain strategic actions to be implemented, including:
•the Company’s streamlining of operations and enhancement of its go-to-market strategy to focus on the highest growth potential products, materials and software solutions; and
•the Company’s reduction of its workforce by the end of 2024 by approximately 15%
The steps outlined in the strategic plan were expected to produce significant annual cost savings and improve profitability at current revenue levels, see also Note 18 regarding restructuring costs. In addition, the plan called for the Company to remain well-positioned to act upon further strategic opportunities in the 3D printing industry if and when they may arise.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Revenues
Disaggregation of Revenues
The following table presents the Company’s revenues disaggregated by geographical region (based on the Company's customers’ location) and revenue type for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December, 31
	2025	2024	2023
	(U.S. $ in thousands)
Americas
Systems	$71,527	$72,654	$108,998
Consumables	131,962	136,243	132,820
Services	125,246	132,840	147,952
Total Americas	328,735	341,737	389,770

EMEA
Systems	43,429	48,642	51,617
Consumables	79,309	79,794	75,468
Services	30,488	30,029	28,857
Total EMEA	153,226	158,465	155,942

Asia Pacific
Systems	16,656	18,980	27,031
Consumables	37,386	35,604	37,807
Services	15,099	17,672	17,048
Total Asia Pacific	69,141	72,256	81,886

Total Revenues	$551,102	$572,458	$627,598

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table presents the Company’s revenues disaggregated based on the timing of revenues recognition (at a specific point in time or over the course of time) for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December, 31
	2025	2024	2023
	(U.S. $ in thousands)
Revenues recognized in point in time from:
Products	$380,269	$391,917	$433,741
Services	49,829	51,484	54,362
Total revenues recognized in point in time	430,098	443,401	488,103

Revenues recognized over time from:
Services	121,004	129,057	139,495
Total revenues recognized over time	121,004	129,057	139,495

Total Revenues	$551,102	$572,458	$627,598
Contract Assets and Contract Liabilities
Contract assets are recorded when the Company's right to consideration is conditioned on constraints other than the passage of time. The Company had no material contract assets as of December 31, 2025 and 2024.
Contract liabilities include advance payments and billings in excess of revenue recognized. Contract liabilities are presented under deferred revenues. The Company's deferred revenues as of December 31, 2025 and 2024 were as follows:

	December 31,
	2025	2024
	(U.S. $ in thousands)
Deferred revenues (*)	$66,897	$65,404
*Includes $19.1 million and $19.1 million under long-term deferred revenues in the Company's consolidated balance sheets as of December 31, 2025 and December 31, 2024, respectively.
Revenue recognized in 2025 and 2024 that was included in deferred revenues balance as of January 1, 2025 and 2024 was $44.3 million and $50.2 million, respectively.
Remaining Performance Obligations
Remaining Performance Obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. As of December 31, 2025 and 2024 the total RPO amounted to $90.3 million and $90.2 million, respectively. The Company expects to recognize $60.1 million of this RPO during the next 12 months, $15.3 million over the subsequent 12 months and the remaining $14.9 million thereafter.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Incremental Costs of Obtaining a Contract
Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer as the Company expects the benefit of those commissions to be longer than one year. The majority of the sales commissions are not subject to capitalization as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period (generally 5 years) if the Company expects to recover those costs. The Company determined the period of benefit by taking into consideration customer contracts including renewals, the technology and other factors. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations. As of December 31, 2025 and 2024, the deferred commission amounted to $8.8 million and $10.3 million, respectively and presented under Other current assets and Other non-current assets.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 5. Fair Value Measurement
The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, in its consolidated balance sheets:

	December 31, 2025
	Level 1	Level 2	Level 3
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$—	$15	$—
Foreign exchange forward contracts designated as hedging instruments	—	454	—
Convertible notes	—	—	15,400
Marketable securities	289	—	—
Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	—	(175)	—
Foreign exchange forward contracts designated as hedging instruments	—	(235)	—
Contingent consideration[1]	—	—	(12,513)
	$289	$59	$2,887

	December 31, 2024
	Level 1	Level 2	Level 3
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$—	$71	$—
Foreign exchange forward contracts designated as hedging instruments	—	4,005	—
Convertible notes	—	—	10,486
Marketable securities	596	—	—
Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	—	(21)	—
Foreign exchange forward contracts designated as hedging instruments	—	(3)	—
Contingent consideration¹	—	—	(12,694)
	$596	$4,052	$(2,208)
The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).
Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy.
Other financial instruments consist mainly of cash and cash equivalents, short-term deposits, current and non-current receivables, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.
1 Includes $7.2 million and $7.8 million under Accrued expenses and other current liabilities in the Company's consolidated balance sheets as of December 31, 2025 and December 31, 2024, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	December 31,
	2025	2024
	(U.S. $ in thousands)
Fair value at the beginning of the period	$(2,208)	$(11,585)
Acquisitions of Contingent considerations	(102)	—
Investments in Convertible notes	10,325	5,368
Note and accrued interest converted to ordinary shares	(6,969)	—
Revaluation of Contingent considerations	(1,031)	4,897
Revaluation of Convertible notes and interest accrued	1,558	(1,900)
Settlements of Contingent considerations	1,314	1,012
Fair value at the end of the period	$2,887	$(2,208)
Note 6. Inventories
Inventories consisted of the following:

	December 31,
	2025	2024
	(U.S. $ in thousands)
Finished goods	$74,573	$90,702
Work-in-process	4,125	7,491
Raw materials	66,540	81,616
	$145,238	$179,809

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7. Property, Plant and Equipment, Net
Property, plant and equipment, net consisted of the following:

	December 31,
	2025	2024
	(U.S. $ in thousands)
Machinery and equipment	$149,191	$147,763
Buildings and improvements	188,309	179,977
Computer equipment and software	50,712	56,714
Office equipment, furniture and fixtures	12,314	14,056
Land	18,572	18,867
	419,098	417,377
Accumulated depreciation and amortization and impairment	(229,948)	(237,658)
	189,150	179,719
Construction work in progress	3,416	4,660
	$192,566	$184,379
Depreciation expenses were $20.7 million, $21.5 million and $22.4 million in the years ended December 31, 2025, 2024 and 2023, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recorded impairment charges of $1.7 million, $0 million and $4.4 million, respectively, which were recorded in the Consolidated Statements of Operations and Comprehensive Loss under cost of sales.
Note 8. Goodwill
Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
	(U.S. $ in thousands )
Goodwill at January 1,	$99,082	$100,051
Goodwill acquired	651	—
Currency translation adjustments	1,866	(969)
Goodwill at December 31,	$101,599	$99,082
The goodwill balance as of December 31, 2025 and 2024 was allocated as part of Stratasys-Core reporting unit.
On annual basis, the Company performs a quantitative assessment for goodwill impairment for its Stratasys-Core reporting unit and concluded that the fair value of Stratasys-Core reporting unit exceeded its carrying amount in those years. When evaluating the fair value of Stratasys-Core reporting unit under the income approach, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecast for a period of 4 years or more, including expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value using a terminal year long- term future growth determined based on the growth prospects of the reporting unit; and (c) a discount rate which reflects the weighted average cost of capital adjusted for the relevant risk associated with the Stratasys-Core reporting unit operations and the uncertainty inherent in the Company's internally developed forecasts.

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
During the fourth quarter of 2023, the Company performed its annual impairment test for goodwill impairment. Based on the results of the analysis, as described above, the Company concluded that the fair value of Stratasys-Core reporting unit exceeded its carrying amount by approximately 34%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $100.0 million.
During the third quarter of 2024, the Company noted that indicators of potential impairment existed which required an interim goodwill impairment analysis for Stratasys-Core reporting unit. These indicators included deterioration in the business climate and operating results, sustained decline in the Company’s market capitalization during the past quarters, changes in management’s business strategy and downward changes of the Company's cash flow projections. As a result of the factors discussed above, and based on the results of the analysis, as described above, the Company concluded that the fair value of Stratasys-Core reporting unit exceeded its carrying amount.
During the fourth quarter of 2024, the Company performed its annual impairment test for goodwill impairment. Based on the results of the analysis, as described above, the Company concluded that the fair value of Stratasys-Core reporting unit exceeded its carrying amount by approximately 3%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $99.1 million.
During the fourth quarter of 2025, the Company performed its annual impairment test for goodwill impairment. Based on the results of the analysis, as described above, the Company concluded that the fair value of Stratasys-Core reporting unit exceeded its carrying amount by approximately 5%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $101.6 million.
Actual results may differ from those assumed in the Company's valuation method. It is reasonably possible that the Company's assumptions described above could change in future periods. If any of these were to vary from the Company's plans, it may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the terminal growth rate of 1.0% or an increase of 0.5% to the discount rate would have reduced the fair value of Stratasys-Core reporting unit and result in impairment of goodwill allocated to this reporting unit by approximately $4 million and $3 million, respectively.
Based on the Company’s assessment as of December 31, 2025, 2024 and 2023, no goodwill was determined to be impaired.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 9. Other Intangible Assets, Net
Other intangible assets consisted of the following:

	December 31, 2025			December 31, 2024
	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value	Carrying Amount, net of Impairment	Accumulated Amortization	Net book value
	(U.S. $ in thousands)
Developed technology	$406,606	$(336,621)	$69,985	$402,976	$(318,312)	$84,664
Patents	30,028	(13,717)	16,311	21,902	(11,726)	10,176
Trademarks and trade names	22,406	(19,062)	3,344	22,149	(17,957)	4,192
Customer relationships	103,084	(96,882)	6,202	102,560	(95,339)	7,221
	$562,124	$(466,282)	$95,842	$549,587	$(443,334)	$106,253
Amortization expenses
Amortization expenses relating to intangible assets for the years ended December 31, 2025, 2024 and 2023, were approximately $22.4 million, $23.9 million and $26.5 million, respectively.
As of December 31, 2025, the estimated future amortization expenses relating to definite life intangible assets for each of the next five years and thereafter were as follows:

Estimated Amortization Expenses
Year ending December 31,	(U.S. $ in thousands)
2026	$22,763
2027	21,791
2028	17,555
2029	11,801
2030	11,123
2031 and thereafter	10,809
Total	$95,842
No impairment charges were recorded during 2025, 2024 and 2023.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10. Income Taxes
A.Deferred Tax Assets and Liabilities
The components of the Company’s deferred tax assets and liabilities as of December 31, 2025 and 2024 were as follows:

	December 31,
	2025	2024
	(U.S. $ in thousands)
Deferred tax assets
Tax losses carry forwards	$786,379	$755,431
Inventory related	2,731	2,500
Intangible assets	4,551	11,465
Provision for employee related obligations	2,808	2,380
Stock-based compensation expense	14,726	9,838
Deferred revenue	5,386	4,524
Property, plant and equipment	202	254
Allowance for credit losses	387	173
Research and development credit carry forwards	22,511	21,577
Research and development capitalization (including Section 174)	32,673	22,952
Basis difference in equity method investment	19,349	9,240
Other items	9,622	6,491
Gross deferred tax assets	901,325	846,825
Valuation allowance	(890,920)	(826,870)
Total deferred tax assets	10,405	19,955

Deferred tax liabilities
Intangible assets	(8,650)	(7,423)
Property, plant and equipment	(1,174)	(12,077)
Total deferred tax liabilities	(9,824)	(19,500)
Net deferred tax assets (liabilities)	$581	$455
The Company’s deferred tax assets and liabilities are classified in the consolidated balance sheets as follows:

	December 31,
	2025	2024
	(U.S. $ in thousands)
Deferred tax assets (under "Other non-current assets")	$893	$962
Deferred tax liabilities	312	507
Net deferred tax assets (liabilities)	$581	$455

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 the Company had tax net operating losses carry-forward of approximately $790.2 million and $760.4 million, respectively. In addition, As of December 31, 2025, the Company reported capital losses of $2,576.4 million in various jurisdictions. Those tax losses carry-forward resulted in deferred tax assets of approximately $786.4 million and $755.4 million, as of December 31, 2025 and 2024, respectively. As a result of losses incurred in the last few years, and since the near-term realization of these assets is uncertain, the Company recorded a full valuation allowance for its deferred tax assets that are not likely to be realized. Included in the net deferred tax are net operating loss and credit carryovers of $135.1 million. Significant amount of these items will begin to expire from December 31, 2031, whereas some losses may be carried forward indefinitely, as discussed below.
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
A reconciliation of the beginning and ending balances of valuation allowance is as follows:

Valuation Allowance
U.S. $ in thousands
Balance at January 1, 2023	$699,694
Additions	38,500
Decrease	(634)
Balance as of December 31, 2023	737,560
Additions	94,935
Decrease	(5,625)
Balance as of December 31, 2024	826,870
Additions	64,050
Decrease	—
Balance as of December 31, 2025	$890,920

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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
On July 4, 2026, the United States enacted additional significant tax legislation titled the One Big Beautiful Bill Act (“OBBBA”). The OBBBA makes permanent many provisions of the Act and introduces additional changes affecting individuals and businesses, such as changes to the capitalization of R&D expenses and the calculation of allowable interest expense deductions.
The Act, as amended by the OBBBA, introduced significant tax rules relating to new foreign operations through controlled foreign corporations on net tested income and provided a deduction related to certain foreign derived deduction eligible income.intangible income rules,The OBBBA amended the previous Global Intangible Low-Taxed Income (GILTI) and Foreign Derived Intangible Income (FDII) rules to remove the element of the formulas relating to certain tangible property assets. The Company has analyzed the impact of the updated rules and determined that no impact should be recorded due to the U.S. subsidiaries’ net operating losses. Thus, the Company cannot elect to include these amounts in the measurement of its deferred taxes under U.S. GAAP.
The OBBBA made permanent the requirement to capitalize, and subsequently amortize, R&D expenses that fall within the scope of Section 174 performed outside the United States over fifteen years. Research activities conducted in the United States are generally immediately deductible for federal income tax purposes. As a result, once our available Federal NOLs are fully utilized, we would incur an increase in our tax expenses and a decrease in our cash flows provided by operations. To date, we incurred immaterial tax expense and corresponding cash flow impact at state level only.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted into law in response to the economic fallout of the COVID- 19 pandemic in the United States. Among the many business-related provisions, some of which related to non-income taxes, were changes made to net operating losses (NOLs). The CARES Act amended Internal Revenue Code Section 172(b)(1) for tax years beginning in 2018, 2019 and 2020, requiring taxpayers to carry back NOLs arising in those years to the five preceding tax years, unless the taxpayer elects to waive or reduce the carryback period. To the extent unused as a carryback, these NOLs are now carried forward indefinitely. The CARES Act suspended the Tax Cuts and Jobs Act’s 80% limitation on NOL deductions for tax years beginning in 2018, 2019 and 2020. The 80% limitation was reinstated for tax years beginning after 2020, for NOLs arising in tax years after 2017.
The Company believes that all future profits of its subsidiaries will be indefinitely reinvested or that there is no expectation to distribute any taxable dividends from these subsidiaries. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is estimated as an immaterial amount.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
B.Provision for Income Taxes
Loss before income taxes for the years ended December 31, 2025, 2024 and 2023 was as follows:

	2025	2024	2023
	(U.S. $ in thousands)
Domestic	$(12,426)	$(30,874)	$(47,959)
Foreign	(49,677)	(53,111)	(36,628)
	$(62,103)	$(83,985)	$(84,587)
The components of income taxes for the years ended December 31, 2025, 2024 and 2023 were as follows:

	2025	2024	2023
	(U.S. $ in thousands)
Current
Israel (domestic)	$1,251	$4,976	$8,238
Foreign	2,343	1,823	2,874
	3,594	6,799	11,112
Deferred
Israel (domestic)	—	(3,774)	(3,993)
Foreign	(512)	(52)	(1,337)
	(512)	(3,826)	(5,330)
Total income taxes	$3,082	$2,973	$5,782

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A reconciliation of the statutory income tax rate and the effective income tax rate for the years ended December 31, 2025, 2024 and 2023 is set forth below:

	2025
	$	%
IL Statutory Tax Rate	$(14,284)	23.0%
Foreign Tax Effects
U.S.
Changes in valuation allowances	3,411	(5.5)%
Other	843	(1.4)%
U.K.
Changes in valuation allowances	8,213	(13.2)%
Other	(617)	1.0%
Other foreign jurisdictions	2,572	(4.1)%
Stock-based payment awards	1,071	(1.7)%
Changes in uncertain tax positions	1,936	(3.1)%
Other	(63)	0.1%
Effective Tax Rate	$3,082	(5.0)%

	2024	2023
Statutory tax rate	23.0%	23.0%
Reduced tax rate under Israeli benefit programs	(1.5)	(5.0)%
Share-based compensation expense	(4.0)	(3.8)%
Permanent differences, net	—	1.0%
Earnings taxed under foreign law with different tax rate	0.8	27.0%
Valuation Allowance	(17.5)	(44.8)%
Changes in uncertain tax positions	(5.5)	(3.8)%
Withholding tax	(0.1)	(0.3)%
Other	1.7	(0.1)%
Effective income tax rate	(3.5)%	(6.8)%

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
A reconciliation of the beginning and ending balance of uncertain tax positions is as follows:

	2025	2024	2023
	(U.S. $ in thousands)
Balance at beginning of year	$9,978	$8,859	$6,043
Additions for tax positions related to the current year	2,043	5,008	3,636
Decrease related to settlements with tax authorities and lapse of applicable statutes of limitation	(107)	(354)	(458)
Classification to DTA	(765)	(3,535)	(362)
Balance at end of year	$11,148	$9,978	$8,859
The Company’s accrual for estimated interest and penalties was $2.5 million as of December 31, 2025.
The Company is subject to income taxes in the U.S., various states, Israel and certain other foreign jurisdictions. The Company files income tax returns in various jurisdictions with varying statutes of limitations. Tax returns of Stratasys Inc. submitted in the United States through the 2018 tax year are considered to be final following the completion of the Internal Revenue Service examination. Tax returns of Stratasys Ltd. submitted in Israel through the 2020 tax year are considered to be final. Tax years until 2019 are considered final following the completion of Israeli Tax Authorities examination upon audit, while tax year 2020 is considered final due to expiration limitation period. The expiration of the statute of limitations related to the various other foreign and state income tax returns that the Company and its subsidiaries file vary by state and foreign jurisdictions.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
During the year ended December 31, 2025, the Company adopted ASU 2023-09 to enhance the income tax disclosures regarding income taxes paid and the rate reconciliation disclosure. The income taxes paid by the Company are as follows:

Year ended December 31,	2025
(U.S. $ in thousands)
Israel	$251
Germany - Federal	711
Germany - Rheinmünster	626
Denmark	178
Netherlands	303
Hong Kong	169
China	410
Other foreign	198
$2,846
Income taxes paid (net of refunds) for the years ended December 31, 2024 and 2023 were $2.3 million and $2.2 million respectively.
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
A significant portion of the Company’s income is taxed in Israel. The following is a summary of how the Company’s income is taxed in Israel:
The corporate tax rate in Israel is 23%. The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of foreign exchange rate fluctuations (of the NIS in relation to the U.S. dollar) on the Company’s Israeli taxable income.

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
The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of a FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.
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

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
order to qualify for the reduction, the Company must invest certain amounts in productive assets and research and development in Israel.
Following an Israeli district court ruling (which is subject to deliberation of the Supreme Court), certain transactions (such as acquisitions and intercompany loans) may be treated as deemed dividend distributions for the purpose of the Encouragement Law triggering corporate tax on the respective amount of the transaction.
On November 13, 2022, according to the Temporary Provision, the Company released an amount of approximately $44.8 million out of its Exempt Profits and accordingly paid reduced tax of approximately $2.9 million. The company operates as required by the provisions of the Temporary Provision to qualify for the reduced tax rate.
As of December 31, 2025, remaining tax-exempt income of approximately $179.2 million is attributable to the Company’s various Approved and Beneficiary Enterprise programs. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income, and taxes of approximately $17.9 million would be incurred as of December 31, 2025.
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
Pillar Two Taxation
The OECD introduced Base Erosion and Profit Shifting (“BEPS”) Pillar Two rules that impose a global minimum tax rate of 15% for large multinational corporations. On December 12, 2022, the EU Council announced that EU member states had reached an agreement to implement the minimum taxation component of 15% of the OECD’s reform of international taxation. Other countries have also enacted or are expected to enact legislation to be effective as early as January 1, 2024, with general implementation of a global minimum tax by January 1, 2025. The OECD continues to release additional guidance and the Company is monitoring the new rules and country agreements. The Company is currently not within the scope of the OECD Pillar Two global minimum tax rules and continues to monitor developments in this area.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
Royalty commitments
As part of its acquisition of XAAR 3D on November 1, 2021, the Company assumed a royalty liability to a third party in respect of the developed technology. Such liability was recorded based on a fair value estimate, which was determined using the valuation model used to value the developed technology and is recorded under other non-current liabilities. As of December 31, 2025 and 2024 the royalty liability amounted to $5.6 million and $5.3 million, respectively.
Note 12. Equity
A.Share capital
The Company’s issued share capital is composed of ordinary shares, NIS 0.01 par value per share. Ordinary shares confer upon their holders the right to receive notice, participate and vote at general meetings of the Company, and the right to receive dividends if declared.
The Company’s ordinary shares are traded in the United States on the Nasdaq Global Select Market under the ticker symbol “SSYS”. As of December 31, 2025 and 2024, there were 86,376 thousand ordinary shares and 71,982 thousand ordinary shares issued, respectively, and 86,110 thousand ordinary shares and 71,716 thousand ordinary shares outstanding, net of treasury shares, respectively. The change

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in the issued and outstanding ordinary shares during 2025 was attributable to exercises of share options and settlement of RSUs under the Company’s share-based compensation plans (including its ESPP), the issuance of ordinary shares to Fortissimo in respect of its PIPE investment in the Company, and the issuance of ordinary shares as consideration for the Company's acquisition of certain assets from Nexa3D Inc. and acquisition of Covestro.
During 2025, the Company's board of directors increased the reserve pool under the Company's 2022 Share Incentive Plan by 2.7 million shares.
B.Share Repurchase Program and Treasury Shares
On September 16, 2024, the Company’s Board of Directors (the "Board") authorized a share repurchase program that provides for the repurchase of up to $50 million of the Company’s ordinary shares, from time to time. Treasury shares do not have a right to receive dividends or to vote. Under the share repurchase program, the Company may effect repurchases by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its ordinary shares under the Board authorization. The repurchase program does not obligate the Company to acquire any particular number or value of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. In accordance with Section 7C of the Israeli Companies Regulations, the share repurchase program became effective 30 days after notice of the Board's adoption of the repurchase program was provided to the Company’s material creditors and secured creditors.
During the year ended December 31, 2024, the Company repurchased 266 thousand ordinary shares for approximately $2.0 million at a weighted average cost of $7.50 per share. During the year ended December 31, 2025, the Company did not repurchase any additional ordinary shares.
C.Issuance of Shares
Closing of PIPE Transaction
On April 8, 2025, the Company completed its private investment in public equity (PIPE) transaction pursuant to which FF6-SSYS, Limited Partnership, an affiliate of Fortissimo Capital (together referred to as "Fortissimo"), an Israeli private equity fund, invested $120 million in Stratasys and acquired 11,650,485 newly-issued ordinary shares of the Company at a price of $10.30 per share. Upon completion of the PIPE, Fortissimo held approximately 15.5% of the Company's issued and outstanding ordinary shares, which as of December 31, 2025 constituted approximately 14.9% of the Company's issued and outstanding ordinary shares. As part of the transaction, Fortissimo entered into a shareholder agreement with the Company under which, among other things, Fortissimo became subject to an 18-month lock-up period, during which it will be prohibited from transferring any ordinary shares, subject to limited, customary exceptions, and is entitled to the registration, under the Securities Act of 1933, as amended, of its resale of the ordinary shares purchased by it in the PIPE.
D.Share-based compensation plans
The Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (the “2012 Plan”), which became effective upon the closing of the Stratasys-Objet merger, provides for the grant of options, restricted shares, RSUs, PSUs and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2012 Plan, options, RSUs and PSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable and RSUs are vested over the requisite service period, which is normally a four-year period beginning on the grant date,

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
subject to the grantee providing continued service to the Company throughout the vesting period. PSUs are vested only upon the achievement of certain pre-determined performance metrics at grant date. Once the performance metrics are met, vesting of PSUs is subject to continued service to the Company over the requisite service period, which is normally a two-year to four-year period. The 2012 Plan expired pursuant to its own terms in September 2022, but grants made under the 2012 Plan prior to its expiration remain subject to the terms of the plan for so long as they remain outstanding.
As of December 31, 2025, there were an aggregate of 7,899,008 ordinary shares subject to outstanding awards under the 2012 Plan, and no further shares available for future equity awards under the 2012 Plan, as all remaining shares under the plan were transferred to the new 2022 Plan (as described below) upon the expiration of the 2012 Plan. All outstanding awards under the 2012 Plan continue to remain subject to the terms of the 2012 Plan, but upon cancellation, forfeiture or expiration of any such awards for any reason, the underlying shares will be automatically transferred and added to the pool of shares available for issuance under the 2022 Plan.
The Stratasys Ltd. 2022 Share Incentive Plan (the “2022 Plan”) became effective upon approval by the Company’s shareholders at the Company’s 2022 annual general meeting of shareholders that took place on September 15, 2022. The 2022 Plan provides for the grant of options, restricted shares, RSUs, PSUs and other share-based awards to the Company’s and its subsidiaries’ respective directors, employees, officers, consultants, and to any other person whose services are considered valuable to the Company or any of its affiliates. Under the 2022 Plan, options, RSUs and PSUs generally have a contractual term of ten years from the grant date. Options granted become exercisable and RSUs are vested over the requisite service period, which is normally a four-year period beginning on the grant date, subject to the grantee providing continued service to the Company throughout the vesting period. PSUs are vested only upon the achievement of certain pre-determined performance metrics, and certain based on the Company’s total shareholder return (“TSR”) achievement of certain percentile levels relative to the TSR of companies constituting the S&P 600. Once the performance metrics are met, vesting of PSUs is subject to continued service to the Company over the requisite service period, which is normally a two-year to four-year period. As of December 31, 2025, 1,107,426 ordinary shares were subject to existing awards under the 2022 Plan, including shares that may be rolled over from the Stratasys 2012 Plan, were available for future equity awards under the 2022 Plan.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Share options
A summary of the Company's share option activity for the year ended December 31, 2025 is as follows:

	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2024	1,250,004	$19.18
Granted	88,448	11.45
Forfeited	(114,256)	29.39
Options outstanding as of December 31, 2025	1,224,196	$17.67
Options exercisable as of December 31, 2025	862,478	$18.55
The following table summarizes information about share options outstanding at December 31, 2025:

			Options Outstanding			Options Exercisable
Range of Exercise Prices			Outstanding options at December 31, 2025	Options Outstanding Weighted- Average Remaining Contractual Life in Years	Weighted- Average Exercise Price	Exercisable options at December 31, 2025	Weighted-Average Exercise Price
$9.32	-	$11.45	178,629	9.30	$10.38	116,911	$9.81
$11.52	-	$19.61	473,197	4.93	16.15	173,197	15.70
$19.66	-	$22.47	469,400	1.78	20.47	469,400	20.47
$23.41	-	$27.83	102,970	2.15	24.50	102,970	24.50
			1,224,196	4.13	$17.66	862,478	$18.55

Aggregate intrinsic value (U.S. $ in thousands)			$—			$—
As of December 31, 2025, the weighted-average remaining contractual life of exercisable options was 3.82 years. The total intrinsic value of options exercised during 2025, 2024 and 2023 was approximately $0.0 million, $0.2 million and $0.0 million, respectively.
The Company used the Black-Scholes option-pricing model to determine the fair value of options granted during 2025, 2024 and 2023. The following assumptions were applied in determining the options’ fair value on their grant date:

	2025	2024	2023
Risk-free interest rate	3.7%	4.2%	4.1%	—	4.7%
Expected option term (years)	5.5	5.5	5.5
Expected share price volatility	60.5%	61.8%	61.0%	—	61.2%
Dividend yield	—	—	—
Weighted average grant date fair value	$6.33	$4.24	$9.75
As of December 31, 2025, the Company had 361,718 unvested share options outstanding. As of December 31, 2025, the unrecognized compensation cost related to all unvested, equity-classified share

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
options of 417,747 thousand is expected to be recognized as an expense on a straight-line basis over a weighted-average period of 0.73 years.
Restricted Share Units and Performance Share Units
A summary of the Company’s RSUs and PSUs activity for the year ended December 31, 2025 is as follows:

	Number of RSUs and PSUs	Weighted Average Grant Date Fair Value
Unvested RSUs and PSUs outstanding as of December 31, 2024	3,945,120	$13.67
Granted	3,126,358	9.95
Vested	(1,726,171)	14.76
Forfeited	(619,172)	13.47
Unvested RSUs and PSUs outstanding as of December 31, 2025	4,726,135	$10.84
The total vesting-date value of equity classified RSUs vested during 2025 was $17.7 million. As of December 31, 2025, the unrecognized compensation cost related to all unvested equity classified RSUs and PSUs of $38.2 million is expected to be recognized as an expense over a weighted-average period of 2.59 years.
Share-based compensation expense for share options, equity classified RSUs, PSUs and ESPPs included in the Company’s Statements of Operations and Comprehensive Loss were allocated as follows:

Year ended December 31,	2025	2024	2023
	(U.S. $ in thousands)
Cost of revenues	$3,045	$3,073	$3,701
Research and development, net	5,373	7,270	7,932
Selling, general and administrative	15,856	15,275	19,981
	$24,274	$25,618	$31,614
Employee Share Purchase Plan
In October 2021, the Company adopted the 2021 Employee Share Purchase Plan (the “ESPP”). As of December 31, 2025, the maximum aggregate number of ordinary shares that may be purchased initially under the ESPP was 5,200,000 shares.
The ESPP is implemented through an offering every six months. According to the ESPP, eligible employees may use up to 15% of their salaries to purchase ordinary shares. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the beginning of each offering period or on the purchase date.
As of December 31, 2025, 2,235,231 ordinary shares had been purchased under the ESPP.
As of December 31, 2025, 2,964,769 ordinary shares are available for future issuance under the ESPP.
In accordance with ASC Topic 718, the ESPP is considered compensatory and, as such, results in recognition of share-based compensation expenses.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
E.Accumulated other comprehensive loss
The following tables present the changes in the components of accumulated other comprehensive loss, for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December, 31 2025
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2025	$4,907	$(12,938)	$(8,031)
Other comprehensive income (loss) before reclassifications	(310)	7,365	7,055
Amounts reclassified from accumulated other comprehensive loss	(5,221)	—	(5,221)
Other comprehensive income (loss)	(5,531)	7,365	1,834
Balance as of December 31, 2025	$(624)	$(5,573)	$(6,197)

	Year Ended December, 31 2024
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2024	$1,790	$(8,869)	$(7,079)
Other comprehensive income (loss) before reclassifications	5,656	(4,069)	1,587
Amounts reclassified from accumulated other comprehensive loss	(2,539)	—	(2,539)
Other comprehensive income (loss)	3,117	(4,069)	(952)
Balance as of December 31, 2024	$4,907	$(12,938)	$(8,031)

	Year Ended December, 31 2023
	Net Unrealized Gain (Loss) on Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2023	$(299)	$(12,519)	$(12,818)
Other comprehensive income (loss) before reclassifications	(1,797)	3,650	1,853
Amounts reclassified from accumulated other comprehensive income	3,886	—	3,886
Other comprehensive income	2,089	3,650	5,739
Balance as of December 31, 2023	$1,790	$(8,869)	$(7,079)

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
F.Rights plan
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
As part of the PIPE investment by Fortissimo in the Company in April 2025, the Company entered into a second amendment to the New Rights Agreement, which amendment exempted any and all acquisitions of ordinary shares by Fortissimo pursuant to the PIPE and thereafter from the application of the New Rights Plan. In lieu of any restrictions under the New Rights Plan, Fortissimo will instead be subject to

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
certain standstill and voting restrictions (subject to certain exceptions) under the shareholder agreement to which it became party with the Company. See Note 12.C above.
On December 19, 2025, the New Rights Plan expired in accordance with its terms.
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
The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		December 31		December 31
	Balance sheet location	2025	2024	2025	2024
		U.S. $ in thousands
Assets derivatives - Foreign exchange contracts, not designated as hedging instruments	Other current assets	$15	$71	$5,680	$29,244
Assets derivatives - Foreign exchange contracts, designated as cash flow hedge	Other current assets	454	4,005	55,880	89,414
Liability derivatives - Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(175)	(21)	99,514	82,818
Liability derivatives - Foreign exchange contracts, designated as cash flow hedge	Accrued expenses and other current liabilities	(235)	(3)	29,587	5,687
		$59	$4,052	$190,661	$207,163
Foreign exchange contracts not designated as hedging instruments
As of December 31, 2025, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $105.0 million and were used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the “NIS”), British Pound, Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, a loss of $2.8 million, a gain of $4.4 million and a gain of $0.5 million were recognized under financial income, net for the years ended December 31, 2025, 2024 and 2023, respectively. Such gains and losses partially offset the revaluation losses of the balance sheet items, which are also recognized under financial income, net.
Cash Flow Hedging—Hedges of Forecasted Foreign Currency Payroll and other operating expenses
As of December 31, 2025 and 2024, the Company had in effect foreign exchange forward contracts for the conversion of $0.0 million and $46.7 million, respectively, into NIS. These foreign exchange forward contracts were designated as cash flow hedges for accounting purposes. The Company uses, from time to time, short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cash Flow Hedging—Hedges of Forecasted Foreign Currency Revenue
The Company transacts business in U.S. Dollars and in various other currencies. The Company may use foreign exchange or forward contracts to hedge certain cash flow exposures resulting from changes in these foreign currency exchange rates. These foreign exchange contracts, carried at fair value, have maturities of up to twelve months. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated revenue in the normal course of business and accordingly, they are not speculative in nature.
As of December 31, 2025, the Company had in effect foreign exchange forward contracts, designated as cash flow hedges for accounting purposes, for the conversion of €72.0 million into dollars.
To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions. The Company record changes in fair value of these cash flow hedges in accumulated other comprehensive income (loss) in its consolidated balance sheets, until the forecasted transaction occurs. When the forecasted transaction occurs, the Company reclassify the related gain or loss to the same statement of operations line item as the hedged item (revenue or payroll and other operating expenses). In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the Company reclassifies the gain or loss on the related cash flow hedge from accumulated other comprehensive income (loss) to the same statement of operations line item as the hedged item. If the Company does not elect hedge accounting, or the contract does not qualify for hedge accounting treatment, the changes in fair value from period to period are recorded under financial income, net.

	Revenues		Cost of sales		Research and development, net		Selling, general and administrative		Financial income, net		Other comprehensive income (loss), net of tax
	December 31,		December 31,		December 31,		December 31,		December 31,		December 31,
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	U.S. $ in thousands
Line items in which effects of hedges are recorded	$551,102	$572,458	$323,816	$315,642	$77,304	$99,142	$222,471	$243,335	$10,386	$1,676	$1,834	$(952)
Foreign exchange contracts designated as hedging instrument	(7)	(1,292)	(972)	(111)	(1,255)	(378)	(2,987)	(758)	—	—	(310)	5,656
Foreign exchange contracts not designated as hedging instrument		$—	$—	$—	$—	$—	$—	$—	$(2,846)	$4,363	$—	$—

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 14. Entity-Wide Disclosure
Revenues by geographic area for the years ended December 31, 2025, 2024 and 2023 were as follows*:

	Year Ended December, 31
	2025	2024	2023
	(U.S. $ in thousands)
Americas (primarily the United States) **	$328,735	$341,737	$389,770
EMEA ***	153,226	158,465	155,942
Asia Pacific	69,141	72,256	81,886
	$551,102	$572,458	$627,598
* Revenues are attributed to geographic areas based on the location of customer.
** Revenues in the United States amounted to $313.9 million, $322.5 million and $366.5 million for the years ended December 31, 2025, 2024 and 2023 respectively, and are included under the Americas region in the above table.
*** Revenues in Israel amounted to $5.6 million, $4.4 million and $5.5 million for the years ended December 31, 2025, 2024 and 2023 respectively, and are included under the EMEA region in the above table.
No single customer accounted for 10% or more of Company’s total revenues, or Company’s net accounts receivable, in any fiscal year presented.
Property, plant and equipment and right-of-use assets of leases by geographical area were as follows:

	December 31,
	2025	2024
	(U.S. $ in thousands)
Americas (primarily the United States) *	$78,111	$66,221
EMEA **	136,674	146,632
Asia Pacific	3,198	3,695
	$217,983	$216,548
* Property, plant and equipment that were located in the United States had an aggregate value, as reflected on the Company’s balance sheets, amounting to $46.7 million and $33.9 million as of December 31, 2025 and 2024, respectively and are included under the Americas region in the above table.
Right-of-use assets that were located in the United States had an aggregate value of $20.7 million and $22.6 million as of December 31, 2025 and 2024 respectively and are included under the Americas region in the above table.
** Property, plant and equipment that were located in Israel had an aggregate value, as reflected on the Company’s balance sheets, amounting to $114.2 million and $120.6 million as of December 31, 2025 and 2024, respectively and are included under the EMEA region in the above table.
Right-of-use assets that were located in Israel had an aggregate value of $0.7 million and $1.3 million as of December 31, 2025 and 2024 respectively and are included under the EMEA region in the above table.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 15. Net loss per Share
The following table presents the computation of basic and diluted net loss per share:

	Year ended December 31,
	2025	2024	2023
	(U.S. $ in thousands, except per share amounts)
Numerator:
Net loss attributable to Stratasys Ltd. for basic and diluted net loss per share	$(104,285)	$(120,283)	$(123,074)
Denominator:
Weighted average shares, net of treasury shares – denominator for basic and diluted net loss per share	81,602	70,858	68,666

Net loss per share Basic and diluted	$(1.28)	$(1.70)	$(1.79)
The computation of diluted net loss per share for the years ended December 31, 2025, 2024 and 2023 excluded share awards of 6.0 million, 5.2 million and 5.2 million, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-Note 16. Leases
The Company’s operating lease expenses are recognized on a straight-line basis. Operating lease cost for the years ended December 31, 2025, 2024 and 2023, were as follows:

	December 31,
	2025	2024	2023
	(U.S. $ in thousands)
Operating lease cost:
Fixed payments and variable payments that depend on an index or rate	$8,615	$8,444	$10,090
Total operating lease cost	$8,615	$8,444	$10,090
Cash flow and other information related to operating leases were as follows:

	December 31,
	2025	2024	2023
	(U.S. $ in thousands)
Cash paid for amounts included in the measurement of lease liabilities	$7,936	$7,272	$8,885
Right-of-use assets obtained in exchange for new operating lease liabilities	$2,936	$20,808	$7,142

	December 31,
	2025	2024	2023
	(U.S. $ in thousands)
Weighted-average remaining lease term — operating leases	12.27 years	11.80 years	4.73 years
Weighted-average discount rate — operating leases	5.92%	5.56%	4.47%
Maturities of operating lease liabilities were as follows:

December 31,
2025
(U.S. $ in thousands)
2026	$6,756
2027	4,575
2028	3,122
2029	2,311
2030 / and thereafter	24,515
Total operating lease payments	41,279
Less: imputed interest	(14,779)
Present value of lease liabilities	$26,500

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 17. Segment
The Company's chief operating decision maker (“CODM”) manages the Company’s business activities as a single operating and reportable segment and reviews financial information prepared on a consolidated basis. The Company's reportable segment generates revenues through the sale of its 3D printing systems, related services and consumables and by providing additive manufacturing (“AM”) solutions. The CODM reviews and utilizes budget-to-actual variances of profit measures and functional expenses (Cost of revenues, Research and development, net, and Selling, general and administrative), at the consolidated level to manage the Company’s operations and to make key operating decisions. Other segment items included in consolidated net loss are Financial income, net and the Income tax expenses, which are reflected in the Consolidated Statements of Operations and Comprehensive Loss.
Note 18. Restructuring costs
During the years ended December 31, 2025, 2024 and 2023, the Company initiated certain restructuring activities for some parts of its operations, as part of aligning the business to the Company's growth strategy and streamlining the organization for improved efficiency. In connection with these activities, certain operations were discontinued, and others were divested. These restructuring activities include global workforce reduction, employees related expenses, impairment charges to fixed assets, inventory write-off and other charges.
During the twelve months ended December 31, 2025 and 2024 the Company recorded the following activity related to the restructuring activities in accrued expenses and other current liabilities on the balance sheet:

	Year ended December 31,
	2025	2024
	(U.S. $ in thousands)
Accrued expenses and other current liabilities as of January 1,	$3,859	$—
Restructuring charges and exchange rate impact	3,394	10,058
Cash payments	(5,261)	(6,199)
Accrued expenses and other current liabilities as of December 31,	$1,992	$3,859
The Company also recorded activity related to the restructuring activities in other long term liabilities in an amount of $1.2 million.
During the twelve months ended December 31, 2025, 2024 and 2023 the Company recognized the following restructuring charges, related to the restructuring activities:

	Year ended December 31,
	2025	2024	2023
	(U.S. $ in thousands)
Cost of revenues*	$6,733	$571	$12,316
Research and development, net	1,818	4,373	2,683
Selling, general and administrative	504	5,114	4,178
Total restructuring charges	$9,055	$10,058	$19,177
*Includes inventory write-off $3.7 million, $0.0 million and $3.4 million under Cost of revenues in the Consolidated Statements of Operations and Comprehensive Loss during the twelve months ended December 31, 2025, 2024 and 2023, respectively.

STRATASYS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company substantially completed the implementation of its restructuring activities by December 31, 2025.
Note 19. Related Party Transactions
On November 13, 2025, the Company completed a transaction with Tritone Technologies Ltd., or Tritone, a private Israeli company engaged in the development, production and sale of ceramic and metal based additive manufacturing solutions, using the “MoldJet” technology. The transaction consisted of: (i) an investment by a total amount of $7.0 million in Tritone, for which we were issued 5,115,837 preferred A shares, representing a minority interest of Tritone’s share capital on a fully diluted basis, as part of Tritone’s Series A Round (co-investors included Fortissimo Capital Fund IV, L.P., an affiliate of our major shareholder Fortissimo, and Discount Capital Markets), and (ii) the Company entered into a distribution agreement that enables us to exclusively sell and distribute Tritone’s full suite of solutions, consisting of hardware, materials, software and services worldwide.
Following the completion of the transaction, Fortissimo holds 65.15% of Tritone’s issued share capital on a fully diluted basis.

The Company evaluated the relationship and determined that the transaction represents a related party transaction that has been entered into in the ordinary course of business. The transaction was approved by our board of directors and audit committee in accordance with Company policies and governance for related party transactions.

Note 20. Subsequent Events
On February 20, 2026, the U.S. Supreme Court held in Learning Resources, Inc. v. Trump that the International Emergency Economic Powers Act ("IEEPA") does not authorize a U.S. President to impose tariffs during peacetime national emergencies and that the challenge to the legality of the tariffs imposed under IEEPA (the "incremental tariffs") was within the exclusive jurisdiction of the U.S. Court of International Trade ("CIT"), thus affirming the prior decision of the CIT in V.O.S. Selections, Inc. v. United States. As a result, on February 20, 2026, the U.S. President issued an executive order stating that the incremental tariffs were no longer in effect and ending the collection of the incremental tariffs. However, the U.S. President then issued an additional executive order imposing tariffs pursuant to Section 122 of the Trade Act of 1974 for 150 days, effective on February 24, 2026. The Company is currently assessing the impact of these actions on its operations and consolidated financial statements, including its ability to recover incremental tariffs the Company has paid. To the extent the tariff rate on imports of finished goods to the United States from Israel and other countries is reduced under the new executive order, that could result in net savings to the Company.

ITEM 19. EXHIBITS.

Exhibit Number	Document Description
1.1	Amended and Restated Articles of Association of Stratasys Ltd.
1.2	Memorandum of Association of Stratasys Ltd. (formerly known as Objet Ltd.)[1]
2.1	Specimen ordinary share certificate of Stratasys Ltd.[2]
2.2	Description of ordinary shares of Stratasys Ltd*
2.3	Shareholder Rights Agreement, dated December 21, 2023, by and between Stratasys Ltd. and Continental Stock Transfer & Trust Company[3]
2.4	First Amendment to Shareholder Rights Agreement, dated as of December 19, 2024, between Stratasys Ltd. and Continental Stock Transfer & Trust Company, as rights agent [4]
4.1	Stratasys Ltd. 2022 Share Incentive Plan, as amended[5]
4.2	Stratasys Ltd. 2012 Omnibus Equity Incentive Plan, as amended[6]
4.3	Stratasys Ltd. 2021 Employee Share Purchase Plan[7]
4.4	Form of Indemnification Agreement by and between Stratasys Ltd. (formerly known as Objet Ltd.) and each of its directors and executive officers[8]
4.5	OEM Purchase and License Agreement,effective as of May 5, 2011, by and between Stratasys Ltd. (formerly known as Objet Geometries Ltd.) and RicohPrinting Systems America, Inc.[9]
4.6	Assignment, dated June 1, 1994, from S. Scott Crump, James W. Comb, William R. Priedeman, Jr., and Robert Zinniel to Stratasys, Inc. (a subsidiary of Stratasys Ltd.) with respect to a patent application for a process and apparatus of support removal for three-dimensional modeling[10]
4.7	Stratasys Ltd. Compensation Policy for Executive Officers and Directors[11]
4.8	Employment Agreement, effective as of February 18, 2020, by and between Stratasys Ltd. and Yoav Zeif, as amended*
4.9	Shareholder agreement, dated as of April 8, 2025, by and between Stratasys Ltd. and FF6-SSYS, Limited Partnership[12]
8.1	Subsidiary List of Stratasys Ltd.*
11.1	Stratasys Ltd. Insider Trading Policy [13]
12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act*
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
101
The following financial information from Stratasys Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2025 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2025 and 2024; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2025, 2024 and 2023; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2025, 2024 and 2023; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

104	Cover Page Interactive Data File
*Filed herewith
# Portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request.
1 Incorporated by reference to Exhibit 3.2 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012
2 Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on August 6, 2012
3 Incorporated by reference to Exhibit 4.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on December 21, 2023
4 Incorporated by reference to Exhibit 4.2 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on December 20, 2024
5 Incorporated by reference to Exhibit 99.1 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on August 26, 2022
6 Incorporated by reference to Exhibit 4.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 3, 2023
7 Incorporated by reference to Appendix A to the registrant’s proxy statement for its 2021 annual general meeting of shareholders, attached as Exhibit 99.2 to the registrant’s report of foreign private issuer on Form 6-K furnished to the SEC on October 13, 2021
8 Incorporated by reference to Exhibit 10.7 to the registrant’s registration statement on Form F-4, SEC File No. 333- 182025, filed with the SEC on June 8, 2012
9 Incorporated by reference to Exhibit 10.10 to the registrant’s registration statement on Form F-4, SEC File No. 333-182025, filed with the SEC on June 8, 2012
10 Incorporated by reference to Amendment No. 1 to Stratasys, Inc.’s registration statement on Form SB-2 (SEC File No. 333-99108) filed with the SEC on December 20, 1995
11 Incorporated by reference to Exhibit 99.1 to the amended report of foreign private issuer on Form 6-K/A furnished to the SEC on October 18, 2024
12 Incorporated by reference to Exhibit 10.2 to the registrant's report of foreign private issuer on Form 6-K furnished to the SEC on April 10, 2025
13 Incorporated by reference to Exhibit 11.1 to the registrant's annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 6, 2025
14 Incorporated by reference to Exhibit 97.1 to the registrant’s annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 11, 2024

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report filed on its behalf.

STRATASYS LTD.

/s/ Yoav Zeif
Name: Yoav Zeif
Title: Chief Executive Officer

Date: March 5, 2026